Form 20-F
METROGAS INC
filed 2003-06-26
CIK 931069

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-12796

METROGAS S.A.
(Exact name of Registrant as specified in its charter)

METROGAS Inc.
(Translation of Registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Gregorio Aráoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, Representing Class B Ordinary Shares	New York Stock Exchange
Class B Ordinary Shares, nominal value Ps1.00 per share	Buenos Aires Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the classes of capital or common stock of the registrant as of the close of the period covered by the annual report:

Class A Ordinary Shares, nominal value Ps.1.00 per share: 290,277,316

Class B Ordinary Shares, nominal value Ps.1.00 per share: 221,976,771

Class C Ordinary Shares, nominal value Ps.1.00 per share: 56,917,121

Indication by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes X No _

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17 _ Item 18 X

TABLE OF CONTENTS

Page

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

ITEM 4. INFORMATION ON THE COMPANY *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

ITEM 8. FINANCIAL INFORMATION *

ITEM 9. THE OFFER AND LISTING *

ITEM 10. ADDITIONAL INFORMATION *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16.B CODE OF ETHICS .*

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (this "Annual Report") contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

  our ability to remain as a going concern and remain solvent;
  the renegotiation of our tariffs with the Argentine government;
  anticipated revenues, capital expenditures, future cash flows and financing requirements;
  the economic and political developments in Argentina (including the effects of the devaluation and restrictions on payments abroad);
  the effect of inflation and currency volatility on our financial condition and results of operations;
  the implementation of our business strategy;
  descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for gas services;
  descriptions of the expected effects of our competitive strategies; and
  the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including:

  the economic and political instability of Argentina;
  the Argentine government's insolvency;
  changes in inflation;
  the devaluation and volatility of the Argentine Peso;
  changes in financial and natural gas regulation;
  revocation of our license to provide gas services;
  our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due; and
  the outcome of pending legal claims against us.

Some of these factors are discussed in more detail in this Annual Report, including under Item 3: "Key Information-Risk Factors", Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects". If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2002 and 2001 and for the fiscal years ended December 31, 2002, 2001 and 2000 and the notes thereto (the "Annual Financial Statements") are set forth in Item 18 of this Annual Report. Our Annual Financial Statements are presented in constant Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"). Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States ("U.S. GAAP") which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commisison. See Notes 18 and 19 to our Annual Financial Statements contained in Item 18 of this Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risks Related to Us".

In this Annual Report, references to "U.S.$", "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.", "Pesos" or "$" are to Argentine pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in this Annual Report were rounded for ease of presentation.

In this Annual Report, references to "billions" are to thousands of millions. References to "CM" are to cubic meters, to "MCM" are to thousands of cubic meters, to "MMCM" are to millions of cubic meters and to "BCM" are to billions of cubic meters. References to "CF" are to cubic feet, to "MCF" are to thousands of cubic feet, to "MMCF" are to millions of cubic feet and to "BCF" are to billions of cubic feet. One cubic meter equals 35.3145 cubic feet. References to "BTU" are to British thermal units and to "MMBTU" are to millions of British thermal units. A BTU is the amount of heat needed to increase the temperature of one pound of water by one degree Fahrenheit (252 calories). Although BTU is a calorific measurement and does not correspond exactly to volume measurements, in calculating our gas purchase requirements we estimate that one cubic foot (0.03 CM) of gas provides one thousand BTUs. References to "km" are to kilometers.

Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina ("Banco Nación"). In the case of U.S. Dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2002, the only exchange market available was the free market and the quotation was approximately Ps.3.37 per U.S.$1.00 and as of June 23, 2003, the exchange rate was Ps.2.79 per U.S. $1.00. The reader should not construe the translation of currency amounts in this Annual Report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    .

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    .

    Not Applicable.

    KEY INFORMATION

    .

      Selected Financial Data.

      The following tables set forth certain of our selected financial and operating data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Financial Statements, the information contained in Item 5: "Operating and Financial Review and Prospects", and our financial statements, notes thereto and similar information contained in prior annual reports on Form 20-F filed with the Securities and Exchange Commission (the "SEC"). The income statement, balance sheet and other financial data have been derived from our financial statements audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent certified public accountants in Argentina, as stated in their report included in this Annual Report and in such other annual reports.

      We maintain our financial books and records and publish our financial statements in constant Pesos and prepare our financial statements in conformity with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 18 and 19 to our Annual Financial Statements contained in Item 18 of this Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

      Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "-Risk Factors-Risk Factors Relating to Us-The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise a substantial doubt on our ability to remain as a going concern".

      Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our financial statements were periodically restated based on changes in the Argentine general level wholesale price index ("GLWPI") published by the National Institute of Statistics and Census ("INDEC"). On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272 of the Argentine Securities Commission (Comisión Nacional de Valores or the "CNV"), we discontinued the inflation restatement methodology into constant Pesos, maintaining the effects of inflation accounted for in the prior periods.

      As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 119% in the period from January through December 31, 2002) and the conditions created by Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the "Public Emergency Law"), the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires or the "CPCECABA"), approved on March 6, 2002 Resolution Mesa Directiva ("MD") No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, requiring the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in Technical Resolution No. 6 (including the changes recently incorporated by Technical Resolution No. 19) issued by the Argentine Federation of Professional Councils in Economic Science (Federación Argentina de Consejos Profesionales de Ciencias Económicas or "FACPCE") adopted by Resolution Consejo Directivo ("CD") No. 262/01 of the CPCECABA, and providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

      On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95 and instructing the CNV, among others, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency.

      Our financial statements for the year ended December 31, 2001, our statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2000 and our financial data for the years ended December 31, 1998, 1999, 2000 and 2001, disclosed herein for comparative purposes, have been restated for inflation as of December 31, 2002.

      On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as from March 1, 2003.

      Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect in such rounding is not material. Such amounts, as so rounded, are also used in the text of this Annual Report.

      The contents of our worldwide web site are not part of this Annual Report.

      SELECTED FINANCIAL AND OPERATING INFORMATION
	Year Ended December 31,
	2002	2001	2000	1999	1998
	(financial data in thousands of constant Pesos as at December 31, 2002, except ratios)
INCOME STATEMENT DATA:
Argentine GAAP
Net sales(a)	719,292	1,438,283	1,571,178	1,514,750	1,317,183
Gross profit(b)	148,167	403,534	424,705	381,809	302,015
Operating (loss) income	(3,743)	226,887	226,452	201,751	138,815
Financing and holding results (loss) gains(c)	(683,064)	(56,280)	(53,678)	(56,776)	(58,005)
(Loss) income before tax	(685,490)	169,102	173,803	144,844	81,250
Net (loss) income	(489,433)	60,678	111,128	92,183	49,906
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171
(Loss) earnings per share	(0.86)	0.11	0.20	0.16	0.09
Dividends per share	--	0.17	0.17	0.12	0.14
(Loss) earnings per ADS	(8.60)	1.07	1.95	1.62	0.88
Dividends per ADS	--	1.75	1.75	1.21	1.40
U.S. GAAP
Net (loss) income	(452,327)	(437,869)	123,119	104,604	55,663
(Loss) earnings per share	(0.795)	(0.769)	0.216	0.184	0.098
(Loss) earnings per ADS	(7.947)	(7.693)	2.163	1.838	0.978

BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	1,883,481	1,985,064	1,928,594	1,912,654	1,897,448
Total assets	2,316,397	2,378,354	2,292,803	2,297,804	2,255,689
Net current assets(d)	(1,308,632)	(240,903)	(239,599)	(468,458)	(99,224)
Total financial debt	1,420,254	929,137	749,488	764,897	805,190
Short-term financial debt	1,420,254	426,150	324,278	579,439	227,184
Long-term financial debt	-	502,987	425,210	185,458	578,006
Total shareholders' equity	784,607	1,256,230	1,295,128	1,283,577	1,259,980
Number of shares	569,171	569,171	569,171	569,171	569,171
Total capitalization(e)	2,204,861	2,185,367	2,044,616	2,048,477	2,065,170
U.S. GAAP
Total shareholders' equity	234,942	687,269	1,224,714	1,201,170	1,165,152

OTHER FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(f)	20,059	137,549	98,592	97,116	122,176
Depreciation and amortization	82,831	86,632	90,109	90,006	88,978
Nominal gross interest	122,726	76,297	75,092	79,164	76,876
Interest income	15,105	14,923	17,294	16,030	12,380
Net interest expense(g)	107,621	61,374	57,798	63,134	64,496
Capitalized interest	3,952	7,433	6,255	7,180	6,513
EBITDA(h)	80,405	312,014	317,589	291,626	228,233
Operating cash flow(i)	40,262	63,911	187,204	241,038	107,609

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(financial data in thousands of constant Pesos as at December 31, 2002, except ratios)
SELECTED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	14.4%	60.1%	56.5%	41.9%	74.8%
Solvency ratio (shareholders' equity/total liabilities)	51.2%	112.0%	129.8%	126.6%	126.5%
Fixed assets ratio (fixed assets/total assets)	81.3%	83.5%	84.1%	83.2%	84.1%
Net income margin (net income/net sales(a))	(68.0%)	4.2%	7.1%	6.1%	3.8%
Total financial debt/total capitalization(e)	64.4%	42.5%	36.7%	37.3%	39.0%

Ratio of:
EBITDA(h) to nominal gross interest	0.7x	4.1x	4.3x	3.7x	3.0x
EBITDA(h) to net interest expense(g)	0.7x	5.1x	5.5x	4.6x	3.5x
EBITDA(h) to net interest expense(g) plus capitalized interest	0.7x	4.5x	5.0x	4.1x	3.2x
Operating cash flow(i) to nominal gross interest	0.3x	0.8x	2.5x	3.0x	1.4x
Earnings to fixed charges(j)	(4.5x)	3.0x	3.2x	2.7x	1.9x
Long-term debt to operating cash flow(i)	-	7.9x	2.3x	0.8x	5.4x

Selected Operating Data:
Total number of customers	1,943,613	1,936,557	1,905,633	1,890,746	1,876,641
Residential	1,864,911	1,856,524	1,826,658	1,810,933	1,795,013
Other	78,702	80,033	78,975	79,813	81,628
Kilometers of pipeline	15,774	15,679	15,022	14,530	13,713
Total number of employees	1,005	1,033	1,047	998	996

	Year Ended December 31,
	2002		2001		2000		1999		1998
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm transportation capacity	22.8	805.2	22.8	805.2	21.7	765.6	21.9	773.0	22.4	790.3
Average daily volume	16.4	578.6	17.8	628.9	20.2	714.1	18.4	650.1	15.1	532.3
Firm (including residential)	10.4	368.0	10.3	361.8	11.7	413.9	11.1	393.0	10.6	375.5
Interruptible	6.0	210.6	7.5	267.1	8.5	300.2	7.3	257.1	4.5	156.8
Load factor(l)	71.9%		78.1%		93.3%		84.1%		67.3%
Volumes Delivered:
Average daily volume	15.8	556.9	17.3	610.7	19.6	691.8	17.8	630.0	14.6	516.0
Firm (including residential)	10.0	354.2	10.0	351.3	11.4	400.8	10.7	380.9	10.3	364.0
Interruptible	5.8	202.7	7.3	259.4	8.2	291.0	7.1	249.1	4.3	152.0

      ______

      Notes:

      (a) Represents gross revenues less turnover tax. The turnover tax ("Turnover Tax") is a provincial tax that is imposed on us and that ranges from 3.0% to 3.4%, depending upon the class of customer being served and the taxing jurisdiction.

      (b) Under Argentine GAAP, gross profit is defined as net sales less operating costs, which exclude administrative, selling and other expenses.

      (c) Includes mainly exchange differences from our foreign currency-denominated assets and liabilities, results of exposure to inflation, holding results, interest income from our interest-bearing assets and interest expense from our outstanding debt.

      (d) Current assets minus current liabilities.

      (e) Total financial debt plus total shareholder's equity.

      (f) Represents additions (excluding materials) and transfers to property, plant and equipment.

      (g) Nominal gross interest less interest income.

      (h) "EBITDA" is defined as earnings before financing and holding results, income tax and depreciation and amortization. EBITDA is presented because management believes it is a meaningful measure of our profitability, performance and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA is not a measure of financial performance under Argentine GAAP and should not be considered as an alternative to (i) operating income or any other measure of performance under Argentine GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity.

      EBITDA is a "non-GAAP financial measure", as this term is defined under the Securities Act of 1933, as amended. As a result, we have reconciled cash flows from operating activities, the Argentine GAAP financial measure which we believe to be most comparable to EBITDA, to EBITDA:

	Year Ended December 31,
	(thousands of constant Pesos as at December 31, 2002)
	2002	2001	2000	1999	1998
Net cash provided by operating activities	40,262	63,911	187,204	241,041	107,606
Financial and holding results (not using funds)	136,303	56,280	53,677	56,776	58,005
Net book value of fixed assets retired	(17,526)	(8,238)	(6,862)	(3,027)	(1,944)
Allowance for doubtful accounts	(33,510)	(12,146)	(13,815)	(9,428)	(10,049)
Allowance for inventory obsolescence	(218)	(1,299)	(3,385)	(3,206)	(1,312)
Contingencies reserve	-	(68)	(297)	(916)	-
Materials consumed	(1,374)	(2,283)	(5,300)	(3,425)	(2,053)
Financial cost tax	97	982	-	-	-
Changes in assets and liabilities	(43,629)	142,023	106,367	13,811	77,980
Write-off of US PPI adjustment to tariffs	-	72,852	-	-	-

EBITDA	80,405	312,014	317,589	291,626	228,233

      (i) Net cash provided by operating activities, as derived from the statements of cash flows contained in the corresponding financial statements.

      (j) Represents the ratio of (1) income before tax plus fixed charges (other than capitalized nominal interest) to (2) total fixed charges. Fixed charges consist of nominal gross interest and one-third of rental expenses (the amount deemed representative of the interest factor).

      (k) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

      (l) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

      Exchange Rate Information

      The following table sets forth, for the periods indicated, the period-end, average, high and low rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On June 23, 2003, the Peso/U.S. Dollar exchange rate was Ps.2.79 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

		Observed Exchange Rates (Ps. per US$)
Year Ended December 31,	High (a)	Low (b)	Average(c)	Period End

1996	1.0000	0.9990	1.0000	0.9998
1997	1.0000	1.0000	1.0000	1.0000
1998	1.0000	1.0000	1.0000	1.0000
1999	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
2001 (d)	1.0000	1.0000	1.0000	N/A
2002	3.9000	1.7000	3.1500	3.3700
Month Ended December 31, 2002.	3.6300	3.3700	3.5700	3.3700
Month Ended January 31, 2003	3.3500	3.1000	3.2600	3.2100
Month Ended February 28, 2003	3.2100	3.1100	3.1600	3.1900
Month Ended March 31, 2003	3.2100	2.8800	3.0700	2.9800
Month Ended April 30, 2003	2.9600	2.8200	2.8900	2.8200
Month Ended May 31, 2003	2.8000	2.7900	2.8000	2.7900
June 1 through June 23, 2003	2.8500	2.7900	2.8200	2.7900

      ______

      Notes:

      (a) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

      (b) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

      (c) Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

      (d) As from December 21, 2001, all business days until the end of the year were declared "exchange holidays".

      Source: Banco de la Nación Argentina; Bloomberg Financial Markets.

      Capitalization and Indebtedness.

      Not Applicable.

      Reasons for the Offer and Use of Proceeds.

      Not Applicable.

      Risk Factors.

You should carefully consider the risks described below, in addition to the other information set forth in this Annual Report, including the Annual Financial Statements.

Risk Factors Relating to Argentina

Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina

We are an Argentine sociedad anónima and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required that Banco Central de la República Argentina (the "Central Bank") maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. Beginning in the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, certain of which are still in effect. On December 6, 2001, the Argentine government suspended payment on certain of Argentina's foreign debt. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of a new administration by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. In addition, the general economic situation of Argentina, high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate. Any such action could have a material adverse effect on our income and could also jeopardize our continued existence. We cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product ("GDP") to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, by 4.4% in 2001 and an estimated 10.9% in 2002, according to the Argentine Ministry of Economy. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000, 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by the Argentine Ministry of Economy. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector's creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the Peso's parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as sporadic incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodríguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, as President to serve until December, 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government undertook a number of far-reaching initiatives including:

  ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodríguez Saá;
  amending the Convertibility Law to end the fixed rate of exchange of one Peso per U.S. Dollar, with the resulting volatility and devaluation of the Peso;
  converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans ("pesification") at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or "CER") or in salaries (Coeficiente de Variación de Salarios or "CVS"), as the case may be;
  converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. Dollar plus an adjustment pursuant to CER;
  requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of others currencies);
  converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;
  restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;
  enacting an amendment to the charter of the Central Bank to allow it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;
  converting public service tariffs, including ours, which had been originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate (pesification of tariffs);
  freezing public service tariffs, including ours, and not permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;
  authorizing the Argentine government to renegotiate public utility contracts, licenses and consessions, and service tariffs, including ours;
  imposing restrictions on transfers of funds abroad subject to certain exceptions (all of which applied to us and have recently been lifted); and
  requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina's economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in monetary and taxation policies, including tax increases and retroactive tax reforms, and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the Peso and high inflation have led to a reduction of wages in real terms and of disposable income and have resulted in changes in consumer behavior across all sectors of the Argentine population. Such effects have resulted and may continue to result in a decrease in the use of our services by our customers and the type of products and services demanded by them, with a possible corresponding reduction in our revenues.

Argentina's insolvency and default on its public debt could prolong the current financial crisis.

Due to a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund ("IMF") suspended further disbursements to Argentina. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina's sovereign debt which amounted to approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified this decision. Consequently, the principal international rating agencies lowered the rating of Argentina's sovereign debt.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaces Argentina's prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of U.S.$3.8 billion in payments Argentina was scheduled to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under the Stand-by Credit Facility. To date the IMF and other multilateral and official sector lenders have indicated that additional amounts of financial support will be dependent on the implementation by Argentina of a sustainable economic program. The IMF, through various pronouncements, indicated that such program should include meeting certain fiscal surplus targets, improving methods of tax collection, reforming tax sharing between the federal government and the provinces, imposing spending controls on the federal and provincial governments, redeeming the debt obligations issued by most provinces which circulated as the equivalent of domestic currency and restructuring the foreign indebtedness on which Argentina has defaulted.

The Argentine government's current insolvency and inability to obtain financing can be expected to significantly affect its ability to implement any reforms and restore economic growth. This may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

The Argentine financial system may collapse, thereby impeding economic recovery.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. Dollar reserves of local banks, on December 1, 2001 the De la Rúa administration restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows. These measures, known as the "corralito", were replaced by the Duhalde administration which, in an attempt to stop the continuing drain on bank reserves, implemented measures, known as the "corralón", which regulated how and when money in savings and checking accounts and maturing time deposits would become available to depositors. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into Peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. Dollar (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), with an adjustment of such new Peso deposits pursuant to the CER. The Argentine government also announced the conversion of most foreign currency-denominated debts to financial institutions in the Argentine financial system into Peso-denominated debts at a one-to-one exchange rate (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), to be adjusted pursuant to the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER with the CVS for certain debts.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and foreign currency-denominated loans, have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also has had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled bank deposits originally denominated in foreign currencies as well as those originally denominated in Pesos the option (during a period of 30 banking business days in Argentina starting on June 1, 2002) of receiving bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another similar exchange offer. Depositors, however, showed little interest in the first or second phases of the offer to exchange their deposits for bonds.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to Pesos of U.S. Dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. The Supreme Court's decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that the Argentine government may be required to provide additional financial assistance to banks in the form of U.S. Dollar-denominated bonds, a step which would add to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds.

Through Decree No. 739/03 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving holders of deposits originally denominated in foreign currency the option to exchange such deposits for Pesos at a rate of Ps.1.40 per U.S.$1.00 (in the case of deposits originally denominated in U.S. Dollars) or at a comparable rate (in the case of deposits originally denominated in another foreign currency) adjusted pursuant to the CER, plus accrued interest, and for 10-year U.S. Dollar denominated bonds to be issued by the Argentine government in an amount equal to the difference between the amount in Pesos to be received by the depositors and the Peso equivalent of the amount of the original deposit at the exchange rate applicable on April 1, 2003. This offer was accepted by holders of approximately 50% of such deposits.

The factors mentioned above have increased the pressures on an already weakened Argentine financial system. Certain foreign controlled banks have closed their operations in Argentina. Given depositors' loss of confidence in the Argentine financial system, the elimination of the corralón could result in an attempt by depositors to withdraw their deposits and convert the resulting Pesos into U.S. Dollars. Any such pattern of withdrawals would reverse the recent increase in the level of bank deposits while heavy conversions to U.S. Dollars could cause a sharp increase in the Peso/Dollar exchange rate and in inflation. Moreover, due to the liquidity problems of banks in the Argentine financial system, these withdrawals could result in the collapse of the Argentine financial system and could exacerbate the depreciation of the Peso. As of the date of this Annual Report, such pattern of withdrawals had not occurred.

The Argentine banking system's collapse, or the collapse of one or more of the larger banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. Such a collapse and its effect on consumers could also have a material and adverse effect on us, including lower usage of our services and a higher level of delinquent and uncollectible accounts.

The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government's economic policies and any future decrease in the value of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluation in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 23, 2003, the exchange rate was Ps.2.79 per U.S. Dollar. See Item 3: "-Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatily of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the Peso. As most of the Argentine government's financial liabilities are U.S. Dollar-denominated, there has been an increase in Peso terms in the amount of the Argentine government's total debt as a result of the Peso's devaluation. Peso-denominated tax revenues constitute the majority of the Argentine government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in U.S. Dollar terms. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of the approximately 12% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2002, our debt in foreign currency was the equivalent of U.S.$402.7 million.

Given the continuing economic crisis in Argentina and the related economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those uncertainties will affect consumption of gas services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation and none of our Peso revenues are subject to indexing.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the Central Bank to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems.

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 119%. During the first quarter of 2003 the Argentine consumer price index increased by 2.5% and the wholesale price index increased by 0.2%. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

We derive the principal portion of our revenues from monthly basic charges payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms, will adversely affect our results of operations. We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us".

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Beginning in early December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified since they were first enacted and which applied to us, have recently been lifted with the exception that transfers abroad in connection with payment of principal of financial debt prior to maturity or payment of interest on financial debt prior to 15 days before its due date require prior Central Bank approval. We cannot assure you that restrictions on transfers of funds abroad will not be reinstated and, if they are, that they will not prevent us from servicing our foreign debt.

We cannot predict the policies of the recently elected administration or their effect on us.

On April 27, 2003, presidential elections were held in Argentina. Two candidates from the Peronist party, Carlos Menem, the former president of Argentina, and Néstor Kirchner, the candidate supported by Argentina's then-president, Eduardo Duhalde, obtained approximately 24% and 22% of the total votes, respectively. In accordance with Argentine law, a run-off election was scheduled to take place on May 18, 2003. However, on May 14, 2003, Carlos Menem announced his withdrawal from the run-off election. As a result, Néstor Kirchner became the new president and took office on May 25, 2003. We cannot predict the policies of the Kirchner administration or their effect on us.

Risk Factors Relating to Us

The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise a substantial doubt as to our ability to continue as a going concern.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. See Item 18: "Financial Statements".

On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License.

As of December 31, 2002 our financial debt amounted to Ps.1,420.3 million (the equivalent of U.S.$421.4 million at that date). On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness and we are currently managing our cash flow in order to be able to continue to provide legally mandated licensed public services. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources". While we have accrued unpaid interest on our financial debt at the rates specified in the relevant governing documents, we have not accrued penalty interest on overdue amounts although that was prescribed by such documents.

Certain of our debt agreements contain clauses that allow the banks to debit automatically from our bank accounts the amount of interest and principal owed to them. Although banks are not currently applying these clauses in view of the comprehensive financial restructuring plan that we intend to develop, we can not assure that in the future the banks would not apply these clauses.

Our results of operations, financial condition and cash flows have been materially and adversely affected as a direct result of several crisis-related events:

  the massive devaluation of the Peso;
  the conversion to Pesos of our U.S. Dollar-denominated tariffs on a one-to-one basis, leading to a mismatch between our Peso-denominated cash flow and foreign currency-denominated debt payments;
  the freezing of our tariffs; and
  the deterioration in the ability of our customers to pay their bills. See Item 3: "- Risk Factors - Risk Factors Related to Argentina - Substantially all our revenues are earned in Argentina and are thus highly dependent on economic and political conditions in Argentina".

As a result of our suspension of payments of principal and interest on our financial debt, our creditors are entitled to require immediate repayment of so much of such debt as has not already matured and to seek to exercise remedies, including without limitation, seeking to obtain and enforce attachment against our assets. If we are not able to reach a satisfactory agreement with our creditors we will likely be forced to conduct reorganization or liquidation proceedings, which could cause the forfeiture of our License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and the License-Expiration".

Certain of our creditors have requested that we launch a debt restructuring plan prior to completion of the renegotiation of our tariffs with the Argentine government. Accordingly, we intend to develop and present a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness. However, no assurance can be given that we will be able to refinance our debt at all or on terms which are acceptable to us. In order to ensure the continuity and quality of public utility services, Decree No. 1834/02 provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. We cannot assure you that the suspension of this provision of our License will remain in effect after that date.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may continue to have operating losses as a result.

Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

In January 2002, pursuant to the Public Emergency Law, the tariffs which we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the body established by the Argentine government to renegotiate such contracts (the "Renegotiation Commission") regarding the tariffs we may charge in the future.

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

  the effect of these tariffs on the competitiveness of the general economy and on the distribution of income, the service standards,
  the investments which licensed companies have been authorized to make and have made, consumer protection and accessibility of the services,
  the security of the systems, and
  profitability of the public service companies.

The outcome of the tariff renegotiation is uncertain both as to its timing and final form. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or constant Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2002 was 119% and 41%, respectively, and the devaluation of the Peso amounted to 237% during that year.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/03 and ENARGAS Resolution No. 2787 provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels. We cannot assure you that we will receive any further interim tariff increase, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase. Furthermore, even if we are successful in obtaining approval of our proposed tariff increases, we cannot assure you that such increases will not result in greater rates of payment default by our customers.

We have been subject to, and may continue to be subject to, adverse tariff adjustments.

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by the Ente Nacional Regulador del Gas ("ENARGAS"), the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulated the public service of distribution of gas in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.25 million with respect to our purchases of gas from 1995 through 2001. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, could materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-US PPI Adjustment", "Regulatory Framework-Tariffs-Gas Purchase Costs Pass-Through" and "-Regulatory Framework".

On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the US Producer Price Index Industrial Commodities ("US PPI") as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI to our tariffs for the first half of 2000. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs".

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the US PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such US PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such US PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669 dated August 4, 2000. In light of the foregoing, we accrued the deferred amounts during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669, i.e., without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled US PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to US PPI adjustments to those tariffs which we had paid to TGS and TGN.

In May, July and August 2002, ENARGAS issued resolutions authorizing from May 1, 2002 tariff increases pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead. In addition, pursuant to Decree No. 146/03 and ENARGAS' Resolution No. 2787 issued on January 30, 2003, a "social tariff" was created in order to reduce the price of gas for poor and unemployed consumers. Such reduction of the "social tariff" is offset by an increase in the tariffs charged to other consumers. A few days later, the court suspended these increases, following the injuctions filed by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain advocacy organizations.

As noted in Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-term Gas Purchase Contracts", we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass through to our tariffs the full cost of these spot purchases.

The deterioration of the Argentine economy and the effects of pesification on us may require us to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to be dissolved and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which once more causes our assets to exceed our liabilities. On July 16, 2002 the Argentine government issued Decree No. 1,269/02 which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

The deterioration of the Argentine economy has made it impossible for us to access the capital markets or obtain new third-party financing, thereby requiring us to attempt to renegotiate our existing indebtedness with our creditors.

In light of recent macroeconomic developments in Argentina and the negative impact that such macroeconomic events had on us, we are unable to access the capital markets, and third-party financing sources, both domestically and internationally, are no longer available to us in amounts sufficient to enable us to refinance our debt obligations. In addition, as a result of the devaluation of the Peso and the pesification of our tariffs, our internally generated funds alone are not sufficient to meet our debt obligations as they come due. Furthermore, we are unable to determine whether the current macroeconomic environment in Argentina will worsen in the short term and further harm our ability to meet our current and future debt obligations.

We have outstanding as of March 31, 2003 the following major indebtedness:

  negotiable obligations due 2002-2004 in the principal amounts of U.S.$230 million and Euros110 million; and
  bank financing outstanding totaling the equivalent of U.S.$75 million.

Should we not succeed in renegotiating substantially all of our debt obligations, we will not have sufficient funds to meet our financial liabilities to our creditors as they come due. We cannot assure you as of the date of this Annual Report that we will be successful in renegotiating our financial liabilities.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly, our revenues are, significantly higher during the winter months than during the rest of the year. Unseasonably warm weather in our service area during the winter months can cause a significant reduction in demand for gas, especially among residential customers, our largest single source of revenues and the class of customer the tariff for which provides us with our highest margins. Since the regulatory scheme under which we operate does not allow us to recover the cost of our unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand of our residential customers may be compounded if we are unable to use our transportation capacity for other classes of customers or to dispose of our surplus capacity.

Our revenues may be adversely affected by increases in the supply of hydroelectric power.

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal cost of generation. Since hydroelectric generation plants generate power at a marginal cost that is lower than the marginal cost of generation by other types of power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations displaces a material amount of power generated by other types of power plants (including our power plant customers) and causes a corresponding decrease in our sales to those customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2000 and 1999, the price of fuel oil increased as a result of higher oil prices in the Argentine and international oil markets. In 2001, the price of fuel oil decreased as a result of lower oil prices, although gas prices continue to be more economical. In 2002, the price of fuel oil increased as a result of higher oil prices and of the devaluation of the Peso. We intend to pursue appropriate discounting policies in order to compete with the prices of fuel oil as a fuel for dual-fuel power plants. No assurance can be given that future increases in natural gas prices or decreases in the price of fuel oil would not render the use of the latter more economical, thus adversely affecting us.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses gas-oil as an alternative fuel instead of fuel oil. For that reason and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of gas-oil, we believe that demand for natural gas from our electric generating customers has increased and will continue to increase as a result of the installation of combined cycle technology. No assurance can be given that future increases in natural gas prices or decreases in gas-oil prices would not render the latter more economical to customers and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Power Plants". In 2002, our gas deliveries to power plants accounted for approximately 36% of our gas deliveries to all customers and approximately 8% of our net sales. See Item 5: "Operating and Financial Review and Prospects".

Our revenues may be adversely affected by the right of our clients to by-pass our services.

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large consumers within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these consumers. Such consumers arrange their own gas supplies while they continue to use our distribution system and our transportation capacity for delivery of the gas. In such cases, the consumers pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, consumers may build a direct connection to a transmission system while still purchasing gas from us and paying us a tariff to cover the cost of the purchased gas. Consumers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

Any consumer who wishes to bypass our system completely and so avoid paying us any tariff must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, consumers not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for consumers who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

We cooperate with power plant customers and certain industrial customers that purchase gas directly from gas suppliers but continue to use our transportation and distribution services. This type of arrangement permits us (a) to avoid incurring gas purchase costs (and take-or-pay charges) and (b) to collect a tariff from the customers, thereby defraying all or part of the cost of our firm transportation capacity used for such services. These arrangements also enable us to achieve certain savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers will continue to depend on the distribution and transportation services we provide.

We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major customers and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our customers will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a large customer to purchase transportation capacity directly from the transporter. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our customers enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and liquid processed gas ("LPG") for residential customers and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil, although such cost advantage has recently diminished due to lower world oil prices and the availability of low-cost Brazilian fuel oil. We intend to continue discounting policies with power plants to remain competitive with the price of fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial customers a significant reduction in fuel costs.

On June 1, 2000, ENARGAS issued Resolution No. 1,748 which introduces amendments to the Service Regulation for "Small" and "Large" General Service Users, with alternatives for the purchase of gas and/or transportation from third parties, reducing the benchmark volume limit from 10,000 CM (353 MCF) to 5,000 CM (177 MCF) per day and further reducing the limit for interruptible demands to 1.5 MMCM/year (53 MMCF/year) from 3.0 MMCM/year (106 MMCF/year) for distribution by-pass. Additionally, the period to notify ENARGAS and the distribution companies of the intended by-pass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding, seeking the suspension of such Resolution, which has not yet been resolved.

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, that require us to pay for certain minimum volumes of gas even if we do not take such volumes. Our take-or-pay commitments through 2004 under our gas purchase contracts require us to pay for an average of 70-90% of the gas that we are entitled to purchase under such contracts. Since the end of 2001, natural gas demand showed a slight decrease due to reduced levels of economic activity in Argentina as a consequence of the current crisis and an increased supply of hydroelectric power. As a result, we did not renew certain gas purchase contracts and we also commenced negotiations with some producers so as to adjust volumes of gas we had contracted to purchase and our "take-or-pay" obligations in light of the new levels of demand. Those producers are currently supplying gas to us in volumes which reflect the new demand level and which we expect will be reflected in any new supply contracts which result from those negotiations. During the pendency of those negotiations, the producers are not billing us on account of our "take-or-pay" obligations under our existing supply contracts. We expect that those obligations and other obligations of the producers and us under our existing supply contracts will be taken into account in establishing the final terms of any of the new contracts. We can give no assurance that any such new contract will in fact be executed or that we will not ultimately be billed and be required to pay for our "take-or-pay" obligations under our existing supply contracts.

We may be subject to certain liabilities arising out of stamp tax claims.

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of the stamp tax, it applies only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance ("Tacit Acceptance Contracts"). We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

On January 26, 2000, the tax authorities of the Province of Neuquén informed us that we are liable for stamp taxes for up to Ps.14.5 million with respect to Tacit Acceptance Contracts executed by us and gas companies after the privatization of Gas del Estado. On April 4, 2001, the tax authorities of the Province of Neuquén notified us of the final determination with respect to contracts transferred by Gas del Estado to us and entered into before the privatization of Gas del Estado, of which we are allegedly liable for an amount of Ps.48.1 million (including fines and interest). Additionally, the Province of Neuquén asserted that we are liable for stamp tax of Ps.23.8 million (including fines and interest) in respect of transportation contracts entered into after the privatization of Gas del Estado.

We have filed a declaratory action against the Province of Neuquén with the Supreme Court of Argentina to determine the validity of the claims made by the Province of Neuquén and to request that the Supreme Court, on the basis of similar cases, order an injunction against the Province of Neuquén with respect to such claims. The Supreme Court upheld the request and instructed Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001, TGS informed us of the final determination made by the Province of Río Negro regarding the contracts transferred by Gas del Estado and entered into by us and TGS before and after the privatization of Gas del Estado establishing that we are responsible for an amount of up to Ps.148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all the collection proceedings until the Supreme Court issues a final ruling.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the Takeover Date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. We have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change.

We are currently renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified.

The Public Emergency Law provides for conversion into Pesos of the original foreign currency values expressed in contracts between private parties in Argentina which were in effect at the effective date of the Public Emergency Law at an exchange rate of Ps.1 per U.S.$1 (or at an equivalent exchange rate for other foreign currencies). The Public Emergency Law also terminated all indexation clauses in those contracts and provided that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be established. Peso-denominated obligations arising after the passing of the Public Emergency Law may not be subject to indexation clauses.

On the effective date of the Public Emergency Law we were a party to several agreements which have been pesified, the most important ones being contracts for the purchase of natural gas ("Gas Purchase Contracts") which are essential to the provision of our service. Although we have begun negotiations with gas producers to modify their terms (See Item 3: "- Risk Factors - Risk Factors Related to Us-We may incur take-or-pay liabilities"), as of the date of this Annual Report we cannot predict the outcome of such negotiations or whether we will be able to contract for sufficient volumes of gas to supply our customers. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Supply-Current Gas Purchase Contracts".

We have continued to insist on a fundamental principle of the regulatory framework under which we operate, namely, that we are entitled to pass through to our customers the price we pay for gas that we deliver to them. We anticipate that any increase, whether retroactive or prospective, in the price we pay for natural gas will be passed through to our customers. We are presently paying gas producers the amounts which ENARGAS has authorized us to pass through in Pesos. However, gas producers are reserving their rights with respect to a future claim for an amount equal to the difference between the price we are paying them and the adjusted contractual price. Most of our gas purchase contracts provide that, in cases where ENARGAS does not authorize the pass-through of the contractual price, the parties may renegotiate the terms of the gas purchase contract. In the event that an agreement is not reached between us and the gas producer, such gas purchase contracts provide that we may terminate the contracts without being obliged to pay compensation to the gas producer. Other gas distribution companies are in a position similar to ours with respect to their relations with their gas suppliers and, as a result, we believe that a resolution of the dispute between producers and distributors may take the form of an industry-wide agreement or regulation.

Our financial condition and results of operations may be materially and adversely affected if we are not able to obtain gas of deliverable quality or by disruptions in the gas transportation system.

We did not experience any significant problems regarding deliveries of gas from our suppliers during the winters of 2000, 2001 and 2002. Our financial condition and results of operations could be adversely affected if we were unable to obtain gas of deliverable quality in sufficient volume to meet the demands of our customers.

In addition, our financial condition and results of operations could be adversely affected if an accident or other event affecting the facilities that transport gas to us caused a disruption in those facilities and as a result thereof deliveries were to be restricted or discontinued for a significant period of time.

Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

Our License, the specific bidding rules governing the privatization of Gas del Estado (the "Pliego") and the regulations issued pursuant to the law under which we were privatized, Law No. 24.076 (the "Gas Act"), contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine government, upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License. Furthermore, our bankruptcy would result in the revocation of the License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and the License-Expiration". On September 17, 2002 the Argentine government issued Decree No. 1834 (which shall remain in effect as long as the Public Emergency Law is in effect) which provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

As a general rule, upon the expiration of our License, we will be entitled to receive the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of accumulated depreciation, and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. If our License is terminated by the Argentine government prior to the expiration of its full term as a result of nonperformance by us, the Argentine government may offset against our net book value any sum due to the Argentine government for damages caused by the events resulting in the termination of our License. Such damages are required by our License to be at least 20% of the net book value of our assets. Alternatively, the Argentine government under such circumstances could require Gas Argentino to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by us for the termination of our License may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space.

The regulatory framework establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for the licensed service, including communication lines and interconnections to third parties.

In 1997, we and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, we agreed to pay the GCBA Ps.0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed us that, in the case of the study, revision and inspection of works in public spaces levy, we would have to demonstrate the impact of the changes on end-user prices, whereas, in the case of the occupancy of public space levy, we would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps.5.2 million for 2000.

In addition to the amount claimed on May 16, 2001, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps.7.7 million relating to the years 2000 and 2001. Subsequently the GCBA claimed said amount for 2002 and also claimed unpaid amounts in relation to the agreement entered into in 1997 (Ps.0.7 million and Ps.0.3 million, respectively). We filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps.16.3 million, payable by us on May 31, 2003. We filed an administrative appeal against this claim. In addition, we gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by our customers in the City of Buenos Aires of any amounts we are required to pay as a result of these claims.

We have consistently denied legal validity for the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works levy should be the one established in the SWA which we paid regularly.

Notwithstanding the above, we are continuing our negotiations with the GCBA on these matters. We can give no assurance as to the outcome of such negotiations or whether other jurisdictions may claim similar levies.

We have also received similar claims for small amounts from municipalities in the Province of Buenos Aires, some of which we have paid.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from US GAAP.

Risk Factors Relating to Controlling Shareholder

Since Gas Argentino owns a controlling majority of our shares, investors will not be able to affect the outcome of any shareholder vote.

Gas Argentino holds all of our shares of class A common stock, par value one Peso per share (the "Class A Shares") (representing 51% of our capital stock), and 49% of our shares of Class B common stock, par value one Peso per share (the "Class B Shares") (representing 19% of our capital stock). Gas Argentino has the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders and to elect a majority of the members of our Board of Directors and a majority of the members of our Supervisory Committee. In addition, pursuant to our by-laws (the "By-Laws") the Class A shareholders have the power to elect two of the three members of our Supervisory Committee.

    INFORMATION ON THE COMPANY

    .

      Our History and Development.

      General

      We were formed in November 24, 1992 as a sociedad anónima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

      Our administrative and registered office is located at Gregorio Aráoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, and our telephone number is (54-11) 4309-1434. At December 31, 2002, we employed approximately 1,005 people and we have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange.

      Privatization of Gas Del Estado and the Creation of MetroGAS

      Prior to being privatized, Gas del Estado S.E. ("Gas del Estado"), a state owned corporation formed by the Argentine government, owned and operated virtually all natural gas transportation and distribution facilities in Argentina. Through high-pressure transportation pipelines measuring approximately 10,590 km in length, Gas del Estado transported gas from producing basins located primarily in western, northwestern and southern Argentina to distribution areas for delivery to customers.

      Gas del Estado was privatized pursuant to Law No. 24,076 (the "Gas Act"), which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia which purchased them. The Argentine government retained ownership of a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine government has sold much of such retained ownership in certain of the privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine government's shares in us were transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada (the "PPP"). See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders".

      The Argentine government promulgated detailed bidding procedures governing the privatization of Gas del Estado. Such procedures were contained in specific bidding rules (the "Pliego"). The Pliego required that the bidding group for a gas distribution company include among its members a designated technical operator with experience in operating a gas distribution company serving at least 500,000 residential customers. The technical operator was required to enter into a technical assistance agreement under which it would provide us with, among other things, certain technical and managerial assistance. See Item 4: "-Business Overview-Agreements with BG Group-Technical Assistance Agreement".

      The Pliego required that each bid be composed of a specific U.S. Dollar amount (payable partially in cash and partially in Argentine public, foreign and domestic debt instruments) plus a fixed amount of U.S.$62 million to be paid in cash on December 28, 1992 (the "Takeover Date") representing certain liabilities of Gas del Estado to the Argentine government. After various rounds of bidding, a consortium (the "Consortium") composed of British Gas plc, Perez Companc S.A. ("Perez Companc"), Astra Compañía Argentina de Petróleo S.A. ("Astra") and Invertrad S.A. ("Invertrad") was successful with a bid of U.S.$300 million plus the mandatory amount of U.S.$62 million. As a result, the bidding price for the 70% majority interest in us amounted to U.S.$362 million.

      The Consortium formed Gas Argentino S.A. ("Gas Argentino") in order to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders". British Gas plc qualified as the technical operator (the "Technical Operator") of the Consortium. See Item 6: "Directors, Senior Management and Employees-Directors and Senior Management-Technical Assistance-Technical Assistance Agreement".

      Pursuant to the privatization of Gas del Estado, a Transfer Agreement was entered into on the Takeover Date among the Argentine government, Gas del Estado, British Gas plc, Perez Companc, Astra, Invertrad, Gas Argentino and us (the "Transfer Agreement"). The Transfer Agreement provided for the transfer to us of the assets of Gas del Estado associated with the distribution system within our service area.

      The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately U.S.$110 million, consisting of obligations of U.S.$60 million due to the Argentine government and U.S.$50 million due to YPF. We also executed three short-term notes in the aggregate amount of approximately U.S.$26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the U.S.$60 million debt to the Argentine government, the U.S.$50 million debt to YPF and the three short-term notes totaling approximately U.S.$26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of U.S.$23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables. See Item 4: "Information on the Company-Business Overview-Revenues-Slow Paying Accounts and Overdue Receivables".

      Under the Transfer Agreement, we assumed certain obligations with regard to our new employees who had previously been employed by Gas del Estado. We were required to accept such employees at their previous salary and seniority levels and accept responsibility for labor claims, occupational hazard claims and retirement liabilities that arose after the Takeover Date. We were required to cooperate in implementing the PPP to enable our employees to acquire 10% of our shares which were originally held by the Argentine government. In addition, our employees are entitled to participate in our annual profits by receiving an aggregate distribution equal to 0.5% of our earnings after taxes.

      On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd. (currently known as Argentina Private Development Co., Ltd.) ("APDC"). On November 12, 1993, British Gas plc transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V. ("BGNH"), a wholly owned subsidiary of British Gas plc. On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra and APDC, pro rata on the basis of their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V. ("BGI"), an entity ultimately controlled by BG Group plc ("BG Group"). Astra merged with YPF S.A. ("YPF") effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. On the date of this Annual Report BG Group indirectly owns 54.67% of Gas Argentino and YPF directly owns 45.33% of Gas Argentino.

      The Argentine Natural Gas Industry

      The information concerning the Argentine natural gas industry set forth below has been prepared based on materials obtained from public sources, including Gas del Estado, the Argentine Secretary of Energy, public laws, decrees and regulations and other sources identified below. The information has not been independently verified by us or by our advisors.

      Historical Background

      Prior to the privatization of Gas del Estado, the Argentine gas industry was effectively controlled by the Argentine government. From January 1944 to December 1992, the integrated system of transportation and distribution of natural gas was under the exclusive control of Gas del Estado and its predecessors. In addition, until 1990, YPF (formerly the state owned oil company of Argentina), directly or through contractors, was the only producer of natural gas in Argentina.

      The distribution assets of Gas del Estado were divided into eight systems on a geographical basis as specified in the license of each of the eight distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A. ("BAN"). We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 24.1% of total deliveries of all gas distribution companies in 2002, and we serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the City of Buenos Aires. BAN is the second largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 14.6% of total deliveries of all gas distribution companies in 2002, serving an area covering the northern and western sections of greater Buenos Aires. Camuzzi Gas Pampeana S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 14.4% of the total deliveries of all gas distribution companies in 2002, serving the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 14.2% of the total deliveries of all gas distribution companies in 2002, serving the market area generally covering southern Argentina. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), and Litoral Gas S.A. (which covers the northwest of the Province of Buenos Aires). A ninth distribution company was created in 1997 to serve northeastern Argentina.

      Gas del Estado's transportation assets were divided on a broad geographical basis into a northern and a southern trunk pipeline system designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our distribution system is directly connected to the southern trunk pipeline system operated by TGS, our primary gas transportation supplier. In addition, we are connected indirectly to the northern trunk pipeline system operated by Transportadora de Gas del Norte S.A. ("TGN") through a large diameter, high pressure ringmain around Buenos Aires and through a pipeline of a neighboring distribution company.

      Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets and a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named Ente Nacional Regulador del Gas ("ENARGAS") was created to regulate the transportation, distribution, marketing and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period of between one and two years from June 1992 with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at U.S.$0.97 per MMBTU at the wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, gas prices were deregulated as of January 1, 1994.

      Supply of and Demand for Natural Gas

      Natural Gas Consumption and Demand

      World natural gas reserves and world demand for natural gas have each increased significantly in recent years. Natural gas is widely distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages as compared to these other energy sources resulting from lower byproduct discharges. A 1998 United States Department of Energy international energy study forecasted a 65% increase in worldwide energy requirements by 2020 from 1996 levels, with nearly half of that increased demand expected to be filled by natural gas.

      Argentina has a well-developed natural gas market, where natural gas constitutes approximately 46% of total primary energy consumed. Natural gas consumption in Argentina has increased more than three times its consumption in 1980, from approximately 9.3 BCM (328 BCF) in 1980 to 28.0 BCM (989 BCF) in 2002. Such increases reflect energy substitution by end users, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. Also, natural gas has experienced a significant increase in energy market share in recent years. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in winter. Despite the relatively high market share of natural gas compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

      The following table sets forth the total Argentine consumption of natural gas by class of user for the calendar years indicated:

      Consumption of Natural Gas
	1985	1990	1995(b)	1998(b)	1999(b)	2000(b)	2001(b)	2002 (b)
Residential
MMCM	3,463	4,346	5,760	5,878	6,366	6,960	6,725	6,640
BCF	122	153	203	208	225	246	237	235
Commercial
MMCM	527	521	1,041	949	996	1,051	1,016	982
BCF	19	18	37	34	35	37	36	35
Industrial
MMCM	5,197	6,114	9,112	8,506	7,989	8,027	7,637	7,638
BCF	183	216	322	300	282	283	270	270
Electric power plants
MMCM	3,360	5,319	5,912	5,713	6,962	7,141	6,410	4,809
BCF	119	188	209	202	246	252	226	170
Government entities
MMCM	686	1,054	223	278	323	340	355	354
BCF	24	37	8	10	11	12	13	12
CNG(a)
MMCM	4	218	1,007	1,412	1,485	1,671	1,815	2,024
BCF	0	8	36	50	52	59	64	71
Others
MMCM	394	207	262	250	270	293	291	328
BCF	14	7	9	8	10	10	10	12
Total
MMCM	13,631	17,779	23,317	22,986	24,391	25,483	24,249	22,775
BCF	481	627	824	812	861	900	856	805

      ______

      Notes:

      (a) Primarily used for automobiles.

      (b) Estimated total consumption for 1995, 1998, 1999, 2000, 2001 and 2002 is somewhat larger than consumption for such years shown in the table since it includes uses not listed in the table, including deliveries of gas made by transportation companies, gas delivered to replace calorific value of gas utilized for processing at the General Cerri plant and in-kind allowances.

      Sources: Argentine Secretary of Energy 1992 Annual Report, 1985 and 1991 Yearbooks of Gas del Estado. Data for 1995, 1998, 1999, 2000, 2001 and 2002 were compiled from information provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA") and ENARGAS.

      Gas Supplies

      Argentina had proven natural gas reserves estimated at 763,526 MMCM (26,964 BCF) in 2001, with an estimated reserve life of 17 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 45,770 MMCM (1,616 BCF) during 2002. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west-central Argentina and Austral and Golfo San Jorge in the south (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquén and Austral, which together contain approximately 93.7% of Argentina's proven natural gas reserves and accounted for approximately 92.3% of its production of natural gas during 2002. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation". TGS transports natural gas from the Neuquén basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquén basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2002, approximately 58.1% was originated in the Neuquén basin, and the remaining 41.9% was originated in the Austral and Golfo San Jorge basins.

      The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market. Argentine natural gas reserve data are estimated as of December 31, 2001 and production data is for 2002.

      Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (west-central)	377,891	13,345	25,551	902	15
Noroeste	Salta, Jujuy, Formosa (northwest)	161,748	5,712	7,877	278	21
Austral	Tierra del Fuego, Santa Cruz (south)	175,988	6,215	8,826	312	20
Golfo San Jorge	Chubut, Santa Cruz (south)	47,395	1,674	3,435	121	14
Other Areas		504	18	81	3	6
Total		763,526	26,964	45,770	1,616	17

      _____

      Notes:

      (a) There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production. The reserve data set forth in this Annual Report represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of an estimate may require substantial upward or downward revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of natural gas that ultimately will be recovered.

      (b) In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets may not accurately reflect future levels.

      Source: Argentine Oil and Gas Institute.

      Total Domestic Production. Total Argentine natural gas production during 2002 was 45,770 MMCM (1,616 BCF), a decrease of 0.3% over 2001.

      Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2001, the Neuquén basin accounted for approximately 49.5% of Argentina's proven natural gas reserves. The Neuquén basin is located in west-central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. In 2002, the Neuquén basin produced an aggregate average of 70.0 MMCM (2.5 BCF) of natural gas per day, or 55.8% of total Argentine natural gas production.

      Noroeste Basin. In 2002, the Noroeste basin, located in northwestern Argentina, produced an average of 21.6 MMCM (0.8 BCF) of natural gas per day, or 17.2% of total Argentine natural gas production, and at December 31, 2001, accounted for approximately 17.1% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. In 2002, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 33.6 MMCM (1.2 BCF) of natural gas per day, or 26.8% of total Argentine natural gas production. In the Austral basin, which at December 31, 2001 accounted for approximately 29.2% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Business Overview.

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 24.1% of total deliveries of all gas distribution companies in Argentina during 2002 according to the ENARGAS, 2002 Annual Report. We have over 1.9 million customers in our service area (the City of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial users of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

During 2002, sales to residential customers accounted for approximately 60.7% of net sales, while sales of gas and of transportation and distribution services to industrial and commercial users and governmental entities accounted for approximately 19.8% of our net sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and suppliers of, and dealers in, compressed natural gas ("CNG") used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results".

Our distribution system consists of approximately 15,774 km of principal and service-distribution mains and service pipelines. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year license (the "License"), extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine government. ENARGAS has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the US PPI and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law has superseded a number of these provisions. See Item 4: "-Business Overview-Regulatory Framework".

Business Strategy

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs".

Our management has also taken and continues taking a variety of actions to mitigate the impact of the current economic crisis on us, the following of which are among the most important:

  Strict management of cash-flow to adjust our financial expenditures to the funds available to us;
  Reduction of capital expenditures and preventive maintenance programs without thereby affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;
  Tight control of all price adjustment requests from suppliers and required extension of payment terms;
  Suspension of principal and interest payments to financial creditors;
  Cancellation of employee training programs;
  Detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects;
  Securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and
  Retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

In addition and at the request of our creditors, we have decided to launch a debt restructuring plan prior to completion of the renegotiation of our tariffs with the Argentine government. Accordingly, we intend to develop and present a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness. However, no assurance can be given that we will be able to refinance our debt at all or on terms which are acceptable to us.

Constrained as we are by exposure to the risks and circumstances described in Item 3: "Key Information-Risk Factors", our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to be an active participant in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and being the country's most innovative provider of natural gas distribution services and related products. In order to achieve our goals before the onset of the Argentine economic crisis, we had implemented a strategy that included capital investments and other measures designed to: (i) provide continued high-quality service to our customers; (ii) ensure sustained growth in dividends; (iii) achieve a significant reduction in operating expenses; (iv) implement a market strategy more closely based on market analysis; (v) improve the use of our current transportation capacity and become a key participant in the transportation capacity market; (vi) further develop the CNG market; (vii) continue to preserve the environment; (viii) develop our human resources; and (ix) generate an organizational culture based on excellence.

Since we commenced our operations, our management team has concentrated on controlling operating costs, improving operating efficiency, reducing the number of past due accounts and improving collections. In February 1993, we implemented a voluntary retirement plan that resulted in the retirement of 1,268 employees by December 31, 1997. On December 31, 2002 we had 1,005 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

As part of our strategy, we embarked on a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.1,168 million in capital expenditures from 1993 through 2002, Ps.98.6 million in 2000, Ps.137.8 million in 2001 and Ps.20.3 million in 2002 (all amounts in constant Pesos). Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, we have reduced our capital expenditures to amounts required to fulfill License provisions and ensure safe operation of the network but not exceeding asset depreciation. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic turmoil and recession" and "-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and "-Risk Factors Relating to Us-On March 25, 2002 we suspended our payments on principal and interest on all of our financial debt and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License".

Revenues

The following table sets forth certain information regarding our services to our customers during 2002:

Information Regarding Services to Customers in 2002
	Volume	Volume	Percentage of	Net Sales (in millions of	Percentage of	Number of
Category of Customer	(MMCM)	(MMCF)	Volume(a)	constant Ps.)	Net Sales	Customers(b)
Gas Sales
Residential	1,730.6	61,115.3	30.1	436.6	60.7	1,864,911
Industrial, commercial and governmental	749.3	26,461.2	13.0	120.0	16.7	78,387
Compressed natural gas	527.0	18,610.7	9.1	65.4	9.1	279
Processed natural gas	190.0	6,709.8	3.3	19.1	2.7	1
Transportation and Distribution Services
Electric power plants	2,095.4	73,998.0	36.4	55.5	7.7	6
Industrial, commercial and governmental	463.5	16,368.3	8.1	22.7	3.1	30
Total	5,755.8	203,263.2	100.0	719.3	100.0	1,943,614

______

Notes:

(a) Percentages of all gas delivered.

(b) Some of our customers have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our customers and the class of service most often provided to customers in each category.

Residential Customers

We provide service to more than 1.8 million residential customers within our service area, approximately 67% of whom are located in the City of Buenos Aires. A partial census taken in 1991 by the Argentine government indicates that 77% of households within our service area (and 95% of households within our service area in the City of Buenos Aires) were connected to our distribution system. In 2002, sales to residential consumers accounted for approximately 30% of the volume of natural gas we delivered to our customers and approximately 61% of our net sales, while during 2001 sales to residential customers accounted for 28% and 62% of the volume of natural gas we delivered to our customers and our net sales, respectively. Our tariff schedule is structured so that residential users pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these users. Under our License, we are generally required to provide continuous uninterrupted service to residential customers.

Our volume of sales to residential customers decreased from approximately 1.8 BCM (64 BCF) in 2001 to approximately 1.7 BCM (61 BCF) during 2002. We added approximately 8,387 and 29,866 net new residential customers in 2002 and 2001, respectively. Residential customers receive residential service and pay the tariff for that class of service. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

Power Plants

During 2002, total deliveries to power plants accounted for approximately 36% of the volume of natural gas we delivered to our customers and approximately 8% of our net sales, compared to 42% of the volume of natural gas we delivered to our customers and 9% of our net sales during 2001. Volumes of natural gas delivered to power plants in our distribution area decreased from 2.7 BCM (95 BCF) in 2001 to 2.1 BCM (74 BCF) in 2002. Such decrease of approximately 21.8% was mainly due to the increase in rain and snowfall in 2002 compared to 2001 which permitted increased generation of hydroelectric power which supplanted power generated by gas-fired plants and to the profound Argentine economic recession that resulted in a decrease in demand for electricity during 2002 compared to the previous year.

Our contracts with electric power plants usually contain provisions pursuant to which the power plant is required to pay for reserved transportation capacity whether or not used (known as ship-or-pay provisions). The ship-or-pay provisions guarantee a minimum income to us.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses gas-oil as an alternative fuel instead of fuel oil. For that reason and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of gas-oil, we believe that demand for natural gas from our electric generating customers has increased as a result of such installation of combined cycle technology. The following combined cycle plants located in our service area have been our customers since the following dates: Central Térmica Buenos Aires-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001 we have also provided transportation services to the marketer supplying natural gas to A.E.S. Paraná, a combined cycle plant located outside our service area.

The combined cycle power plants contract for firm transportation and distribution service with a peaking arrangement that allows us to interrupt the service during periods of high demand and insufficient transportation capacity or gas supply in order to ensure uninterrupted service to our residential customers. The power plants pay lower tariffs than those permitted by our License, in view of the competition derived from alternative sources of fuel and the risks of by-pass. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to by-pass our services".

Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, cover a portion of our annual firm transportation costs. See Item 4: Business Overview-Commercial Contracts-Gas Transportation".

All of our power plants and some of our industrial users purchase gas directly from gas suppliers. Such gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (i) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (ii) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allow us to achieve savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers purchased the distribution and transportation services we provide. See Item 4: "-Business Overview-Bypass Rights and Competition".

Under the regulatory system governing the Argentine electricity industry, electricity generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. Accordingly, above average rain or snowfall which permits relatively greater dispatch of hydroelectric generating stations will tend to decrease the dispatch of our power plant customers and their consumption of gas, resulting in our delivering less gas to them. Conversely, any event which increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers which in turn will benefit us. Below average rainfall and snowfall limited hydroelectric power generation during most of 2000, resulting in a relative increase in thermal power generation and in the demand for gas by thermal power plants. In 2001 and 2002, however, abundant rainfall and snowfall permitted increased hydroelectric power generation and caused a substantial decline in thermal power generation and in the related demand for gas compared to 2000. Additionally, in 2002 the demand for electricity decreased compared to 2001 due to the Argentine economic crisis.

According to CAMMESA, of Argentina's total electricity consumption during 2002, approximately 41% was generated by thermal power plants, approximately 49% was generated by hydroelectric power plants, approximately 7% was generated by nuclear power plants and approximately 3% was imported.

We, as a provider of transportation and distribution services, and producers of gas compete directly with sellers of fuel oil for sales of fuel to dual-fuel power plants. Fuel oil prices in Argentina have historically been volatile but generally above the delivered price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below the price of gas at the wellhead plus our maximum tariff price for interruptible gas transportation to power plants. To enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers have agreed to pay for a minimum amount of our transportation and distribution services at discounts from maximum tariffs. Conversely, during the winter months, we agreed with certain dual-fuel power plants in our service area to deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess of the cost of fuel oil over the price of the undelivered gas on an energy-equivalent basis. Such agreements were negotiated in order to obtain the commitment of such power plants to agreed volumes of our transportation and distribution services, notwithstanding the risk that we might have to interrupt our deliveries to such power plants in order to serve our residential customers.

Industrial and Commercial Users and Government Entities

During 2002, total sales and deliveries to industrial, commercial and governmental customers accounted for approximately 21% of the volume of natural gas we sold and delivered to our customers and approximately 20% of our net sales compared to approximately 20% of the volume of natural we sold and delivered to our customers and approximately 20% of our net sales in 2001. Volumes sold and delivered to industrial, commercial and governmental customers decreased by 2.4% during 2002 compared to 2001 due to a lower level of economic activity in Argentina since 1999 and the recent economic crisis. Our customers include major industries such as glass, food, chemical and paper producers. Some of them use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas to support such processes.

Industrial users that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service consists of a charge per unit consumed, a fixed charge per invoice and a demand charge. Demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

Smaller industrial users using a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service. The tariff for such service consists of a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Large industrial users with a minimum consumption of 3 MMCM/year (106 MMCF/year) and whose operating processes are interruptible or can replace natural gas with other sources of energy have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. The interruptions are generally due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of gas to non-interruptible users, such as residential customers. We currently operate a program that combines firm and interruptible service for certain large industrial customers in which tariff rates are reduced in exchange for corresponding increases in the number of acceptable service interruptions during peak winter months, thereby expanding the pricing and service availability options of our customers and improving our ability to manage the supply of gas during periods of peak demand. See Item 4: "-Business Overview-Bypass Rights and Competition".

We also supply gas to commercial users (e.g., restaurants, hotels, shopping malls). Such users receive small volume general service which is available to any nonresidential user. The tariff for this service consists of a charge per unit of consumption with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

Compressed Natural Gas Service

Sales to suppliers, dealers and users of CNG as a vehicle fuel accounted for approximately 9% and 8%, respectively, of the volume of natural gas we delivered and of our net sales in both 2002 and 2001. Volumes of CNG delivered during 2002 increased by 3.7% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of repeated increases in the prices of competing fuels.

The tariff for CNG customers consists of a fixed charge per invoice and a charge per unit of consumption. Our management believes that the existing infrastructure within our service area presents favorable conditions for further development of our CNG business. Approximately 279 service stations provide CNG service in our service area, and the use of CNG for vehicles is already relatively well accepted. On an energy equivalent-basis, the cost of CNG is approximately one-third of the cost of gasoline and two-thirds of the cost of diesel fuel. Our management believes that opportunities exist, in part for environmental reasons, for additional conversions of government vehicles and company fleets to cleaner-burning CNG. While the costs of converting diesel-burning buses to CNG are currently too high in Argentina to permit widespread bus conversions to CNG, we are studying applications of new CNG conversion technology which could significantly reduce the costs of diesel-burning bus conversions.

Due to the political and economic situation in Argentina during the first quarter of 2002, CNG sales and conversion kit sales were reduced. Nevertheless, during the last nine months of 2002, such sales increased significantly. The marketing efforts made by us during 2002 were focused mainly on vehicle conversions, through commercial agreements with CNG equipment suppliers, and on installation workshops in order to promote state-of-the-art conversions and to ensure safe and good vehicle performance at a reasonable price.

Processed Natural Gas Service

We have been party to a contract with TGS since 1996 under which TGS produces and sells for our account liquids extracted from gas we deliver to TGS' processing plant at Bahía Blanca, Province of Buenos Aires. During 2001 natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, we delivered gas to the TGS processing plant in 2002 and 2001 containing lower volumes of associated liquids than were contained in the gas we delivered in prior years, resulting in TGS extracting lower volumes of liquids from such gas than it had in the past. We have negotiated with TGS a reduction in its fee for processing the gas we deliver to its processing plant. During 2002, deliveries of natural gas for processing accounted for approximately 3% of the volume of natural gas we delivered and of our net sales compared to approximately 2% of the volume of natural gas we delivered and 1% of our net sales in 2001.

Throughput Experience

Since gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized but are prohibited from passing through to their tariffs the cost of unused firm transportation capacity for which they have contracted, we strive to achieve the highest possible load factor, that is, to use the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. During 1993, we utilized approximately 92% of our firm transportation capacity of 17.7 MMCM (625.1 MMCF) per day. Throughout the 1993 winter months, we served demand substantially in excess of our firm transportation capacity, utilizing a combination of transportation rights acquired from other gas distributors, linepack (gas stored in the transmission system by virtue of its pressure) and exchange and displacement gas (gas purchased from or exchanged with other holders of transportation capacity). During the 1993 period, deliveries were above our firm transportation capacity for over 70% of the year and there were 36 days during which deliveries exceeded approximately 20.0 MMCM (706.3 MMCF).

Largely as a result of an approximate 20% increase in average firm transportation capacity in 1994 compared to 1993, our load factor dropped to approximately 80.3% during 1994. In 1998, 1999, 2000, 2001 and 2002, our load factors were 67.3%, 84.1%, 93.3%, 78.1% and 71.9%, respectively.

As of December 31, 2002, we had an aggregate firm transportation capacity for distribution and liquids processing of 22.8 MMCM (805.2 MMCF) per day, representing an increase of 29% from January 1, 1993. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993 when we struggled to meet non-interruptible residential demand, a legal obligation under our License which, if not fulfilled, could result in the imposition of significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Business Overview-Regulatory Framework-The Gas Act and our License-Expiration". Since we have no gas storage facilities available to us, we made a strategic decision to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.76.6 million at December 31, 2002, Ps.171.9 million at December 31, 2001 (in constant Pesos) and Ps.116.9 million at December 31, 2000 (in constant Pesos). As of December 31, 2002, we had a reserve of Ps.59.9 million against such amounts.

Under our License, we may terminate gas services to delinquent customers provided such customers receive prior notice of termination. No minimum period between notice to delinquent customers and the termination of service is specified in our License or required by ENARGAS. We currently provide customers with at least ten working days' notice prior to termination of gas services. Our management expects, based on industry experience and the lack of economic alternatives to gas for residential customers, that our practice will continue to contribute to a significant reduction in the number of unpaid accounts.

Capital Expenditure

From the Takeover Date through December 31, 2002 our capital expenditures have amounted, in the aggregate, to Ps.1,168 million (in constant Pesos).

Mandatory Investments

We are required under our License to maintain our operating system in good order. Safety, design, maintenance and operations standards required to be met by Argentine gas distribution systems were governed by Gas del Estado's technical norms, which were based primarily on the (1976) United States Code of Federal Regulations, Title 49, Sections 190 - 192, with some modifications for local conditions and inclusions from a variety of European standards. After the privatization of Gas del Estado, the Argentine government required that Argentine gas distribution systems, including ours, be brought up to current (1991) United States Federal Standards No. 49. Pursuant to our License, we, like the other privatized natural gas transportation and distribution companies, were required during 1993 through 1997 to make certain initial capital investments (the "Mandatory Investments") to meet these requirements during our first five years of operations. ENARGAS has ruled that we have complied with the Mandatory Investment program.

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 1.9 million customers within our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times normal barometric pressure ("Bar"), 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado have generally been found to be accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system to be in relatively good condition and adequate for performance of their intended functions.

All of our high and intermediate-pressure systems are of welded steel construction, approximately 80% of which is under 40 years old. Approximately 51% of the medium-pressure system is constructed of welded steel and approximately 49% is constructed of polyethylene. Approximately 85% of the steel medium-pressure system is less than 25 years old and over 90% of the entire medium-pressure system is less than 30 years old. The age of these systems is relatively new by industry standards. The low-pressure system is almost completely made of cast iron, over half of which is less than 50 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 15,774 km. This increase has primarily been as a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 342 pressure reduction stations. There are no material capacity constraints within the distribution system with regard to serving the present customer base.

The gas injected into the system at the City Gates is odorized by means of a proportional injection system comprised principally of flow controllers and pumps. The system has back-up streams that come into operation in case of malfunctions in the main stream. Samples of gas are taken at around 60 points on the system to monitor odorant concentration and to verify equipment performance.

To ensure that the demands on the system are met according to standards, an on-line Supervisory Control and Data Acquisition ("SCADA") system monitors pressure and flow at City Gates and certain large customers. The SCADA system also monitors pressure at different regulator stations on the network allowing us to take decisions for managing the flows on the system in order to guarantee supply to all our customers.

Metering System

Our metering system consists of approximately 1.9 million meters. New metering systems with temperature and pressure correctors were introduced for large consumers to enable remote monitoring and control of distribution, including the ability to monitor the interruption of supplies to customers with interruptible supply contracts during the periods of peak winter demand.

Maintenance

Following the privatization of Gas del Estado, our management emphasized projects intended to ensure the safety and reliability of our distribution system. We completed a review of all the regulators and governors located at the pressure regulator stations and we have replaced or repaired them as necessary. We also conducted a comprehensive survey of leakage covering the entire system and found that the system had a leakage rate comparable to international standards. We performed a risk-based maintenance analysis of the pressure regulator stations aimed at adapting them to modern operational standards. This study resulted in the first phase of the project that ended in December 2001 whereby work was completed at thirty-one pressure regulator stations.

In order to ensure the integrity of the distribution system in the most cost-effective manner, we separate preventive and corrective maintenance activities. Corrective maintenance is carried out by our Service Center, which consolidates a number of activities related to customer service. The Service Center is the main communication channel with customers, particularly when handling emergencies. Cost, quality and speed of service are key aspects of this function.

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2002, we handled all gas leaks reported by the public which were classified as high priority within the first two hours of their being reported and handled 97.1% of them within an hour of their being reported, compared to 96.6% in 2001.

We have conducted and will continue conducting a substantial amount of multifunctional training in safety and operations with a view to having a team that will improve customer service at a lower cost. We focus maintenance training on preventive, rather than corrective, activities intended to minimize risks.

Preventive maintenance activities seek to minimize the risk of system failure and are responsible for the system's scheduled and unscheduled maintenance activities. Investment in preventive maintenance allows us to reduce the number of leaks leading to reported emergencies. We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand.

We have replaced significant portions of our older pipeline systems, mainly focusing on the cast iron and steel networks.

Due to the current economic situation in Argentina, we will continue the minimum maintenance activities necessary to ensure a safe and reliable gas distribution system.

Commercial Contracts

Natural Gas Purchase Contracts

Initial Gas Purchase Contracts

In anticipation of the privatization of Gas del Estado, the Argentine government caused several gas supply contracts to be executed between Gas del Estado and YPF. Those gas supply contracts were assigned to one or more distribution companies to provide them with access to gas supplies upon the commencement of their operations in December 1992, according to their respective anticipated gas supply requirements, and to avoid gas supply disruptions to customers after the privatization of Gas del Estado. As part of the transfer of assets from Gas del Estado to the distribution companies, we were assigned rights under two gas supply contracts: (i) a gas purchase contract dated November 18, 1991 between Gas del Estado and YPF (which subsequently made a partial assignment of its rights and obligations thereunder to certain private producers that had acquired a majority working interest in areas formerly operated by YPF) (the "Austral Contract"), and (ii) a contract entered into between Gas del Estado and YPF specifically for assignment to us.

Deregulation of Gas Prices

Natural gas prices at the wellhead were deregulated in accordance with the Gas Act by Executive Decree No. 2,731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased from the previously regulated price of U.S.$0.97 per MMBTU to a weighted average of U.S.$1.3 per MMBTU at December 2001.

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of the gas prices which we pass on to our customers to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See Item 4: "-Business Overview-Regulatory Framework-Tariffs-Semiannual Adjustments". In considering a request that the prices we paid for gas be included in our tariffs, our License provides that ENARGAS may review whether the price increases were prudently incurred. In August 1994, the Argentine government enacted Decree No. 1,411/1994 which empowers ENARGAS to limit the pass-through of gas prices to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field in the event it should find that the contracts under which we purchased the gas were not the product of a transparent, open and competitive process.

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See Item 4: "-Business Overview-Operations-Tariffs-Semiannual Adjustments". Tariff adjustments based on gas price changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions when ENARGAS partially denied or delayed tariff increases we requested based upon price increases we had contractually agreed to with our gas suppliers. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariff adjustments".

Current Gas Purchase Contracts

The Public Emergency Law (passed on January 6, 2002) and Decree No. 214/2002 which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar, have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements which are essential in order to provide our licensed service. As a result thereof and of the decline in demand for natural gas, we have commenced negotiations with our gas suppliers to modify appropriately the terms of our Gas Purchase Contracts. As of the date of this Annual Report, we are not able to predict the outcome of these negotiations. The Public Emergency Law also provides that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be established. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We are currently renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified".

During 2002 and early 2003, we continued to pay gas producers in Pesos, in accordance with the tariff chart approved by ENARGAS, and the gas producers continued to reserve their rights to charge their full contractual entitlement.

Our contracts currently in effect entitle us to purchase approximately 12.5 MMCM (442 MMCF) of gas per day during the winter months, of which 10.6 MMCM (375 MMCF), or 85%, per day has been contracted on a take-or-pay basis.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of December 31, 2002, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations
	2002		2003		2004		2005		2006
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.-April)	11.7	413	11.2	396	7.6	267	5.3	187	3.2	112
Winter (May-Sept.) (a)	12.5	442	11.8	418	6.4	226	5.3	187	0.6	21
Daily Take-or-Pay Contract
Volumes
Summer (Oct.-April)	7.9	277	7.4	263	4.3	153	3.3	115	1.9	68
Winter (May-Sept.) (a)	10.6	375	10.0	354	5.4	190	4.3	152	0.5	19

______

Notes:

(a) If our daily contract volumes during the winter are below expected demand, we expect to purchase additional gas in the spot market for sale during the winter months. Since May 1, 1999 (the expiration date of contracts executed in 1994 with YPF), our gas purchases from YPF have decreased from 55% to 24% of our total gas purchases and we have purchased gas from additional suppliers (Total Austral S.A. ("Total Austral")/Pan American Energy LLC ("Pan American Energy")/Wintershall Energía S.A. consortium (40%) and Pan American Energy LLC (5%)). Contracts with Perez Companc (6%), Petrolera Santa Fe (9%) and other producers remained in force.

While recognizing the predominance of YPF as a supplier in the Argentine natural gas market, we seek to purchase gas from a diversified group of suppliers and to contract for gas produced in several natural gas-producing basins.

Our contract with YPF provides for significant seasonal variations in the daily programmed volumes of natural gas that permit corresponding reductions in the take-or-pay commitments during the warmer months. Our take-or-pay commitments under our other gas supply contracts generally range between 80% and 90% of the daily contract quantities, depending on the season of the year and the basin in which gas is produced. Larger take-or-pay commitments are generally required during the winter months. Contracts for the supply of gas from the Neuquén basin generally contain lower take-or-pay commitments than contracts for gas produced in other basins as a result of the Neuquén basin's plentiful gas supply, lower transportation costs to our service area and superior transportation facilities.

On January 8, 1999, we contracted with Total Austral (the "Total Contract") to purchase 4.7 MMCM (166 MMCF) of natural gas per day. The Total Contract became effective on May 1, 1999 and expires on May 1, 2006. Total Austral's obligation to provide natural gas consist of two commitments, one to provide 3.7 MMCM (131 MMCF) and another to provide 1.0 MMCM (35.3 MMCF). The Total Contract also provides for significant seasonal reductions in the take-or-pay commitments during the warmer months. Our take-or-pay commitments under the Total Contract range between 70% and 85% of the monthly contract quantities with respect to our commitment to purchase 3.7 MMCM (131 MMCF) of natural gas per day and between 10% and 90% of the monthly contract quantities with respect to our commitment to purchase 1.0 MMCM (35.3 MMCF) of gas per day. Total Austral's deliver-or-pay commitments under the Total Contract are 4.7 MMCM (166 MMCF) of natural gas per day.

We also contracted with Pan American Energy (the "Pan American Contract") for 0.7 MMCM (24.7 MMCF) of natural gas per day on January 22, 1999. The Pan American Contract became effective on May 1, 1999 and expires on May 7, 2004. The Pan American Contract also provides for significant seasonal reductions in the take-or-pay commitments during the warmer months. Our take-or-pay commitments under the Pan American Contract range between 60% and 85% of the monthly contract quantities, depending on the season of the year. Pan American Energy's deliver-or-pay commitment is 0.7 MMCM (24.7 MMCF) of natural gas per day.

We entered into two additional commercial agreements with YPF. The first agreement provides us with 0.4 MMCM (14 MMCF) and 1.2 MMCM (42 MMCF) of natural gas per day during the summer and winter periods, respectively, from the Neuquén basin. The second agreement provides us with 2.0 MMCM (71 MMCF) of natural gas per day from the Austral basin. These agreements became effective on May 1, 1999 and expire on February 15, 2004 and April 30, 2004, respectively. The YPF agreements also provide for significant seasonal reductions in the take-or-pay commitments during warmer months. Our take-or-pay commitments under these agreements are 80% for the Neuquén basin agreement and 90% for the Austral basin agreement. YPF's deliver-or-pay commitments are 0.4 MMCM (14 MMCF) and 1.2 MMCM (42 MMCF) of natural gas per day for the first agreement and 2.0 MMCM (71 MMCF) for the second agreement. These contracts generally provide for proportionate reductions in our take-or-pay commitments if demand from power plants drops below 6.0 MMCM (211.9 MMCF) of gas per day, and allow us to reduce daily contract quantities and take-or-pay amounts by an amount equal to any direct purchases by a customer in our service area from a gas supplier. See Item 4: "-Business Overview-Bypass Rights and Competition".

Certain of our contracts require price renegotiation if the contract price varies more than a specified amount from prices paid by us for gas from other producers in the same basin. Most of such contracts do not specify an outcome in the event the parties do not agree on a new price.

During the year ended December 31, 2002, we exercised options under contracts for the purchase of natural gas in order to adjust the contracted volumes to the demand for natural gas, optimize the service offered to customers and encourage the intensive use of gas in multiple applications, including conversions of heavy duty and public transportation vehicles to cleaner burning CNG.

We have agreed with our suppliers on the manner in which they would manage any refusal by ENARGAS to permit the pass-through of a contracted price increase. In general, our gas supply contracts establish procedures that allow us to delay paying gas prices that we are legally prevented from passing through to our customers and to renegotiate the price with the supplier in such event. It is not possible to predict the outcome of these untested procedures if any were to be invoked by us. See Item 4: "-Business Overview-Tariffs-Gas Purchase Price Adjustments to Tariffs and Related Disputes".

Take-or-Pay Obligations

Our gas purchase contracts generally allow us to recover any amounts paid as a result of incurring take-or-pay liabilities to gas suppliers within periods of three to twelve months by taking additional gas in amounts in excess of daily contract minimum volumes. We believe that it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken. From 1993 through 2001 we incurred no take-or-pay liability under our gas purchase contracts that we were not able to recover by taking such gas supply at a later time at no additional cost to us.

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. Since the end of 2001, natural gas demand has decreased slightly from historical levels due to reduced levels of economic activity in Argentina as a consequence of the current crisis and an increase in the supply of hydroelectric power. As a result, we did not renew certain gas purchase contracts and we also commenced negotiations with some gas producers so as to adjust volumes of gas we had contracted to purchase and our "take-or-pay" obligations in light of the new level of demand. Those producers are currently supplying gas to us in volumes which reflect the new demand level and which we expect will be reflected in any new supply contracts which result from those negotiations. During the pendency of those negotiations the producers are not billing us on account of our "take-or-pay" obligations under our existing supply contracts. We expect that those obligations and other obligations of the producers and us under our existing supply contracts will be taken into account in establishing the final terms of any of the new contracts. While we can give no assurance that any such new contract will in fact be executed or that we will not ultimately be billed and be required to pay for our "take-or-pay" obligations under our existing supply contracts, we anticipate that we will be able to resolve these questions in a manner which will not have a material adverse effect on us.

Limitations on Short-Term Gas Purchase Contracts

Executive Decree No. 2,731/1993 established a system whereby all gas purchases and sales made under contracts having a duration of more than six months are deemed to be made in the long-term natural gas market and all other gas purchases and sales are deemed to be made in the short-term natural gas market. This decree requires that sellers and buyers of natural gas register in a special registry and establishes several reporting obligations regarding volumes, prices, shipping and delivery points and the absence of clauses that restrict or distort competition. All information furnished pursuant to these requirements is to be treated by the Energy Secretariat as confidential. Pursuant to these regulations, distribution companies (including us) are allowed to purchase no more than 20% of their gas supplies in the short-term natural gas market. The ceiling on purchases in the short-term natural gas market may be waived by the Energy Secretariat in the event of force majeure and may be increased to 40% upon development of increased competitiveness in the short-term natural gas market.

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for between five percent and 15% of our monthly gas purchases in 2002 and four percent and 12% of our monthly gas purchases in 2001.

Gas Transportation Contracts

General

Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act and other regulations. See "-Our History and Development-The Argentine Natural Gas Industry". Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

The TGS system consists of three main pipelines, the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines, the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see "-TGS Transportation Rights") provide for service over the San Martín, Oeste Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see "-TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used but the cost of unused transportation capacity may not be passed through to customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a natural gas in-kind allowance, equivalent to the gas consumed as compressor fuel or lost in transportation. From 1993 through 2002, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

The expanded gas transportation capacity of the transportation companies in Argentina is generally adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, will normally interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2002. See Item 4: "-Business Overview-Gas Transportation-Final Transportation Balance".

Overall Transportation Rights

As of December 31, 2002, we had contracted for aggregate firm transportation capacity of 22.8 MMCM (805 MMCF) per day, an increase of 29% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity, and we have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby permitting higher overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

Our firm transportation contracts with TGS and TGN contain step-down rights that partially mitigate our risk of complete bypass. Under such agreements, if one of our customers enters into a firm transportation agreement with a transportation company (either directly with the transportation company or with a third party such as a producer or gas broker), we would have the right to reduce commensurately our firm transportation commitment with such transportation company. See Item 4: "-Business Overview-Operations-Bypass Rights and Competition".

TGS Transportation Rights

As of December 31, 2002, we had available firm transportation capacity with TGS of 21.3 MMCM (752 MMCF) of gas per day through six transportation agreements containing similar terms. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.1 MMCM (604 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.4 MMCM (120 MMCF); Province of Santa Cruz, 2.0 MMCM (71 MMCF); and the Province of Neuquén, 11.3 MMCM (399 MMCF). This contract includes 0.4 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. This contract expires in May 2014. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004. See Item 4: "-Business Overview-Revenues-Processed Natural Gas Service".

The second contract with TGS provides us with firm transportation capacity of 1.6 MMCM (56 MMCF) of gas per day from the Neuquén basin. This contract expires in May 2014.

The third contract with TGS provides us with firm transportation capacity of 0.5 MMCM (18 MMCF) of gas per day from the Neuquén basin. This contract expires in May 2014.

The fourth contract with TGS provides us with firm transportation capacity of 1.5 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin. This contract expires in May 2014.

The fifth contract with TGS provides us with firm transportation capacity of 0.1 MMCM (3 MMCF) of gas per day from the Neuquén basin. This contract expires in May 2014.

The sixth contract with TGS provides us with firm transportation capacity of 0.5 MMCM (18 MMCF) of gas per day from the Neuquén basin. This contract expires in May 2014.

In addition, we have six interruptible transportation contracts with TGS for a total of approximately 14.1 MMCM (498 MMCF) of gas per day. The first contract provides for interruptible transportation capacity of up to 6.5 MMCM (230 MMCF) of gas per day on the Neuba II pipeline. That contract expired on August 31, 1997 but it remains in effect pursuant to our exercise of an annual renewal clause. The second contract provides for interruptible transportation service for 3.0 MMCM (106 MMCF) of gas per day. This contract became effective in May 1997, and expires in May 2014. The third contract provides for interruptible transportation service for 1.0 MMCM (35 MMCF) of gas per day. This contract became effective in June 1996, and expired in June 1997, but it remains in effect pursuant to an automatic annual renewal clause. The fourth contract provides for interruptible transportation capacity up to 0.6 MMCM (21 MMCF) of gas per day. This contract became effective on June 10, 1999 and expired on June 10, 2000 but it remains in effect pursuant to an automatic annual renewal clause. The fifth contract provides for interruptible transportation service for 2.0 MMCM (70.6 MMCF) of gas per day. This contract became effective on June 1, 1999 and expired on June 1, 2000, but it remains in effect pursuant to an automatic annual renewal clause. The sixth contract provides for interruptible transportation service for 1.0 MMCM (35 MMCF) of gas per day. This contract became effective on May 2, 2000 and expired on May 2, 2001 but it remains in effect pursuant to an automatic annual renewal clause.

TGN Transportation Rights

On September 9, 1993, we entered into a contract with TGN (the "TGN Contract") for 1.5 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expires on May 31, 2004 and may be renewed at our election for successive three-year periods, up to a maximum of nine years. We may not release after 1997 any of the transportation capacity, except to the extent that it is bypassed by a customer who, directly or indirectly, contracts for firm transportation capacity with TGN.

On June 1, 1996, we contracted with TGN for 0.5 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.4 MMCM (14 MMCF) per day of firm transportation capacity for distribution and expiring in May 2006 and the other being for 0.1 MMCM (4 MMCF) per day and expiring in May 2006.

In June 1997, we entered into several agreements with certain industrial companies which transfers to them 1.0 MMCM (35 MMCF) of gas per day of our firm transportation capacity with TGN. This contract became effective in July 1997 and expires in May 2006.

During 2001 we entered into an agreement for 0.5 MMCM (18 MMCF) per day of our firm transportation capacity with TGN. The contract became effective in May 2001and expires in May 2016.

Other Transportation Rights

We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquén basin for a period of seven years beginning November 1, 1994, which assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain "ship-or-pay" obligations at a reduced rate.

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 21.3 MMCM (752 MMCF) per day from May through September 2002, we contracted for aggregate firm transportation capacity to 22.8 MMCM (805 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2002. During the 2002 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 71.9%, 78.1% and 93.3% for 2002, 2001 and 2000, respectively.

Agreements with BG Group

We have a number of agreements with BG International Limited, a subsidiary of BG Group, with respect to BG Group's role as our Technical Operator.

Technical Assistance Agreement

BG Group provides technical assistance to us as Technical Operator under the terms of an eight-year technical assistance agreement originally dated December 28, 1992 (the "Technical Assistance Agreement"), which is renewable with the consent of both parties and the term of which has been extended as described below. The services required to be provided by BG Group under the Technical Assistance Agreement include advising us on: (i) replacement, repairs and renovation of facilities and equipment to ensure that the performance of the system is in accordance with standards of prudent companies with good reputations; (ii) preparation of performance evaluations, operating cost analyses and construction assessments and advice related to budget control; (iii) safety, reliability and efficiency of system operation and gas industry services; (iv) compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventative maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas distribution.

The original Technical Assistance Agreement provided for the payment to BG Group of an annual technical assistance fee net of any Argentine value added tax or local gross turnover tax equal to the greater of (i) U.S.$3.0 million and (ii) 7% of the amount obtained after subtracting U.S.$3.0 million from pre-tax net income before interest expense, financial income (expenses) and holding gains (losses) and income taxes. The parties renewed the Technical Assistance Agreement on December 28, 2000. While the terms and conditions of the original Technical Assistance Agreement were generally maintained, it was amended to provide that (a) the annual fixed fee will be payable in advance and in 12 installments instead of in three installments, (b) the parties may terminate the Technical Assistance Agreement upon 180 days' notice and (c) the Technical Assistance Agreement will expire on December 28, 2008. On January 4, 2001 ENARGAS informed the parties it did not have any objections regarding the renewal.

The Technical Assistance Agreement also provides for BG Group to make its employees available to us for either long-term employment, in accordance with the Manpower Supply Agreement discussed below, or for purposes of providing advice or implementing such advice. Advice is provided to us at no cost, subject to the reimbursement by us of all direct expenses incurred by BG Group, including travel and living expenses incurred by BG Group employees providing such advice. The fees of BG Group under the Technical Assistance Agreement and other disbursements thereunder and under the Manpower Supply Agreement are to be paid out of our revenues prior to the declaration and payment of dividends.

The shareholders of Gas Argentino have agreed to provide resources and to send employees to us in order to assist the Technical Operator in performing its duties under the Technical Assistance Agreement. BG Group has agreed to compensate YPF S.A. for any such collaboration out of the funds received by it under the Technical Assistance Agreement. We have benefited from BG Group's experience as an operator in the natural gas industry.

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment (the "Amendment") to the Technical Assistance Agreement which became effective March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (i) Ps.360,000, adjusted by CER (the "Fixed Management Fee"), and (ii) the 7% of our net profits (the "Profit Fee") if a financial debt restructuring is achieved. The Amendment also establishes that from the fiscal year in which the Profit Fee is higher than Ps.3 million adjusted by CER as from March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment will have no further effect and we shall pay, in addition to the ordinary management fee, an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as from March 1, 2002 annually, less any payments made in accordance with the Amendment.

Management Contract

Manpower Supply Contract

In order to provide us with highly trained and experienced employees to fill certain senior management positions, we entered into a Manpower Supply Agreement with BG Group dated November 13, 1993. Any employees hired under the Manpower Supply Agreement on a long-term basis are placed on our payroll. We reimburse BG Group for the salaries, expenses and other costs associated with the short-term placement of BG Group managers with us. While we hired a number of senior managers under the Manpower Supply Agreement, we have not done so since March 2002.

Bypass Rights and Competition

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large consumers within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these consumers. Such consumers arrange their own gas supplies while they continue to use our distribution system and our transportation capacity for the delivery of gas. In such cases, consumers would pay a tariff to us for the use of the distribution system and our transportation capacity. Alternatively, consumers may build a direct connection to a transmission system but purchase gas from us and pay a tariff to us to cover the cost of the purchased gas. Consumers in our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

The consumer which wishes to bypass our system completely and avoid paying any tariff to us must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, bypass consumers not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and with population density of the proposed pipeline area) as well as the expense of associated metering and other facilities. Limited access to firm transportation capacity will also be a problem for consumers which require an uninterrupted gas supply. In addition, a consumer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of its intention to do so.

All of our power plant customers and some of our industrial customers purchase gas directly from gas suppliers. Such gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (i) to avoid incurring gas purchase costs (and take-or-pay charges) and (ii) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity to such customer. These arrangements also enable us to achieve savings by avoiding (a) the cost of purchasing gas that is used as compression gas fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers purchase the distribution and transportation services we provide.

We have built strong working relationships with many of our major customers and are implementing contracting and pricing policies that discourage the construction of direct connecting pipelines between our major customers and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our customers will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a customer to purchase transportation capacity directly from the transporter. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if a customer of ours enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we have the right to reduce commensurately our firm transportation commitment with TGS. Our firm transportation contracts with TGN contain similar provisions.

On June 1, 2000, ENARGAS issued Resolution No. 1,748, which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users which permit the user of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis and permit the user of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any such proposed by-pass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding objecting to these changes. This proceeding has not yet been resolved.

Alternative energy sources, primarily fuel oil for power plants and liquid processing gas ("LPG") for residential customers and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil, although such cost advantage has recently diminished due to lower world oil prices and the availability of low-cost Brazilian fuel oil. We intend to continue discounting policies with power plants in order to remain competitive with the price of fuel oil. To allow us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers agreed to take at least a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we agreed with certain dual-fuel power plants in our service area that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. With respect to LPG, natural gas is significantly less expensive and offers residential and smaller commercial customers a significant reduction in fuel costs.

Environmental and Safety Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to the safety and protection of the environment.

Foreseeing increasing local health, safety and environmental ("HSE") legal requirements, we have adopted BG Group's HSE strategies and are committed to complying with BG Group's HSE performance standards (international best practice). We are also approaching green house gases emission reduction issues to mitigate their impact on climate change, meeting the expectations raised from the community, non-governmental organizations and financial organizations.

To assure compliance with legal, regulatory and corporate requirements, we are implementing an HSE Management System to be certified by end of 2003 under ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards.

Insurance

As of December 31, 2002, we maintained insurance coverage for third-party loss and casualty for up to U.S.$ 75 million and our physical assets were insured for up to U.S.$ 94.0 million for any one incident. During March 2003, we renewed our insurance coverage for third-party loss and casualty for up to U.S.$ 50.0 million. We believe that our insurance coverage is commensurate with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

Regulatory Framework

Below is a description of the regulatory framework applicable to gas transportation and distribution companies, including us. However, and as noted below and elsewhere on this Annual Report, the Public Emergency Law has altered such framework significantly and in a manner that is detrimental to us. These changes also create uncertainty as to our future business.

We have taken all action necessary to reserve our legal rights under our License and the applicable regulatory framework.

The Argentine Constitution

In 1994, the Argentine Constitution was amended with respect to public utilities. The amendments include grants of certain rights to users of public utility services, antidiscrimination provisions and provisions requiring regulation of legal and natural monopolies and for user representation on public utility regulatory agencies, including ENARGAS. Although the effect of these amendments on the Argentine natural gas regulatory regime cannot be ascertained at present, the present regulatory framework is generally consistent with the Argentine Constitution, as amended.

The Gas Act and our License

The Gas Act, together with Decree No. 1,738/1992, as amended (the "Executive Decree"), other regulatory decrees, the Pliego, the respective transfer agreements and the licenses of each of the privatized gas companies establish the legal framework for the transportation, distribution, storage and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

Gas transportation and distribution companies operate in an open-access, nondiscriminatory system under which producers and consumers, as well as distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Gas Act, applicable regulations and the licenses of the privatized companies.

The Gas Act provides that a distributor must not unduly discriminate among customers nor may it grant any customer an undue preference. The distributor must offer open access to all parties on an equal footing to any available capacity on the distribution system.

The Gas Act prohibits transportation companies from buying or selling natural gas. In addition:

  gas producers, distributors and consumers which contract directly with gas producers may not own a controlling interest (as defined in the Gas Act and regulatory decrees) in a transportation company;
  gas producers and transporters may not own a controlling interest in a distribution company;
  customers which purchase gas directly from producers may not own a controlling interest in a distribution company in their geographic area; and
  contracts between affiliated companies engaged in the different phases of the natural gas industry must be approved by ENARGAS. ENARGAS may disapprove such contracts if it determines that they were not entered into on an arm's-length basis.

Term of our License

Our License authorizes us to provide the public service of gas distribution and was granted to us for an original term of 35 years. The Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term upon expiration of the original 35-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Argentine government. We will be entitled to such ten-year extension of our License unless ENARGAS can prove that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees and our License. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held for the granting of a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine government by any third party. Regulations have not been issued by ENARGAS regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our License term. See Item 4: "-Business Overview-Operations-Regulatory Framework-The Gas Act and our License-Expiration".

Our License cannot be amended without our consent, subject to two exceptions. First, ENARGAS may alter the terms of the service specified in our License, provided that an appropriate adjustment is made to the tariffs which we can charge for our services to offset the financial impact of the alteration of the terms of our License. Second, ENARGAS may modify the tariffs initially established in connection with the issuance of our License in accordance with the tariff-setting provisions of the Gas Act. See Item 4: "-Business Overview-
Regulatory Framework-Tariffs".

Access

The Gas Act provides that only licensed private companies may engage in the distribution of gas. A license confers the exclusive right to distribute gas within a specified geographic area, although pre-existing sub-distributors or those which may be created with ENARGAS' approval may also distribute gas. The exclusive right to distribute gas in a geographic area does not encompass the exclusive right to sell gas within that area. Under certain circumstances, consumers may purchase gas directly from producers or marketers. However, if the gas purchased from others is delivered using our distribution system, the same distribution margin is applicable whether we deliver our own gas to a consumer or the gas is purchased by the consumer from a third party.

A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has now been reduced to three months. If a consumer purchases gas directly from others and later wishes us to make sales of gas to it, we are not obligated to reinstate this supply service.If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See "-Operations -Bypass Rights and Competition".

Our Obligations

We have various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within our service area. A request for service is not considered reasonable if it would be uneconomical for a distribution company to undertake the requested extension of service. We also have the obligation to operate and maintain our facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in our License.

Our License details further our obligations which include the obligation to (a) provide distribution service, (b) maintain continuous service, (c) operate in a prudent manner, (d) maintain the distribution network, (e) carry out mandatory investments, (f) keep certain records, and (g) provide periodic reports to ENARGAS.

Our License prohibits us without the prior approval of ENARGAS from assuming debts of Gas Argentino, granting a security interest in our assets in favor of creditors of Gas Argentino, reducing our capital or distributing our assets except by way of dividends in accordance with Argentine law.

Expansion

Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to effect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. On July 22, 1993, ENARGAS issued a resolution which regulates the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from consumers or third parties. This resolution requires that, in cases in which the distributor maintains that the expansion is unecononomical and, accordingly, requires contributions from consumers or third parties, the distributor prove the correctness of its assetions. Consumers may undertake construction of facilities deemed by the distributor to be uneconomical subject to ENARGAS' approval.

Pursuant to ENARGAS's Resolution No. 283/1996, issued in March 1996, we are required to pay for the expansions of our distribution network that have been partially or completely financed by our customers and have incorporated into our network after the Takeover Date by delivering gas to such customers at no charge and in volumes determined on the basis of a formula set forth in such resolution, which formula is intended to be equitable to our customers and to us. We have no significant obligations to deliver gas after December 31, 2002 in payment of such expansions.

Easements

Our License authorizes us to occupy public property without charge for the purpose of rendering the licensed service, or if a charge is levied by a provincial or municipal authority, we may add a surcharge to the relevant tariffs to recover our added costs. Our License also grants us the right to obtain easements over private property required to carry out the licensed service, subject to payment of compensation to the land owners. The Argentine government is obligated to transfer title to the existing easements to us in our service area. The Argentine government is required to clear the title to such easements at the Argentine government's expense or, at our election, we may assume this responsibility and add a surcharge to our tariffs to recover the cost of doing so.

Penalties and Revocation

Our License established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines and revocation of our License. See Item 4: "-Business Overview - Regulatory Framework - The Gas Act and our License - Expiration". These penalties may be assessed by ENARGAS based on, among other considerations, the magnitude of the breach or its effect on the public interest. Fines of up to U.S.$500,000 may be levied for persistent breaches of the terms of our License.

Our License may only be revoked by the Argentine government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including (a) failure to provide 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) the failure to provide 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year, provided, in either case, such failure is due to reasons attributable to us. Our License may also be terminated by the Argentine government if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission and distribution of gas are breached, or (c) we attempt a transfer of our License or transfer or encumber a portion of the assets transferred to us by Gas del Estado designated essential assets (the "Essential Assets") or use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events resulting in cancellation of our License include gross failure by us to make mandatory investments or our other obligations under our License, and our bankruptcy, liquidation or the winding up; however, except in the case of our bankruptcy, liquidation or winding up, our License requires that we be given notice and the opportunity to cure prior to termination. The Argentine government has issued Decree No. 1834/02, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. We cannot assure you that the suspension of this provision of our License will remain in effect after that date.

If our License is terminated by the Argentine government prior to the expiration of its full term as a result of nonperformance by us, the Argentine government may offset our net book value against any sum due for damages to the Argentine government caused by the events resulting in the termination of our License. Such damages cannot be less than 20% of our net book value. In addition, the Argentine government under such circumstances can require Gas Argentino to transfer its shares in us to ENARGAS as trustee until those shares are sold pursuant to a competitive tender.

Upon forfeiture of our License, the Argentine government has the right to appoint an interim operator to continue providing the licensed services until a new licensee is appointed. The fees and expenses incurred by such interim operator shall be borne by us. We will not be entitled (subject to judicial review) to any payment for loss of profit or in consideration for the interim operator's use of our property.

Upon revocation of our License, we must transfer to the Argentine government (or to a party designated by the Argentine government) all Essential Assets free and clear of any liens and encumbrances, unless the Argentine government requires Gas Argentino to transfer its shares in us for a subsequent competitive tender.

Expiration

As a general rule, upon the expiration of our License at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of accumulated depreciation and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. See Item 4: "-Business Overview-Regulatory Framework-The Gas Act and our License-Term of our License". At the end of our License term, if we have performed adequately during the term of our License (including any extension, if applicable), we may participate in a new bidding process. In such case, we will have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets, in both cases as calculated in accordance with our License.

All of our debts must be repaid upon expiration of our License, unless (a) we are awarded a new license by exercising the right to match the best offer in a new bid that is called upon expiration of our License or (b) the Argentine government terminates our License and ENARGAS instructs Gas Argentino as a result thereof to transfer all its shares in us to ENARGAS as trustee for their subsequent competitive tender.

Our License may also terminate before the expiration of its term if we give notice that we are waiving our License due to serious and repeated defaults by the Argentine government. In such case, we will be entitled to payment by the Argentine government of the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of the accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder.

ENARGAS

The Gas Act established ENARGAS as the body to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to the transportation, marketing, storage and distribution of gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply and demand for gas, and the encouragement of long-term investment in the gas industry.

Duties and Structure

The Gas Act provides that ENARGAS will be managed by a board of five full-time members who are appointed by the Argentine government with the consent of a Congressional committee. Members of the board serve staggered terms. The terms of the initial board members ran from one to five years. The terms of subsequent board members are five years and board members may be reappointed. The members of the board may, with the consent of a Congressional committee, be removed by the Argentine government, which must expressly state the reasons for such a decision.

ENARGAS' duties include, among other things:

  enforcing the provisions of the Gas Act, applicable regulations and the licenses of the privatized companies;
  advising the Argentine government on the granting, renewal and revocation of licenses;
  issuing orders, regulations or publications of its findings in relation to specific matters brought before it;
  issuing and monitoring compliance with regulations covering safety, technical standards, uniform accounting, metering and billing, and disconnection procedures;
  preventing any anticompetitive or discriminatory behavior by entities subject to the Gas Act;
  approving tariffs and their adjustments;
  issuing guidelines to be observed by the licensee companies in connection with open access to the gas distribution system and ensuring a fair and equal distribution of the available transmission capacity, taking into account the priority for non-interruptible service;
  granting approval for the transfer of controlling interests in the distribution and transportation companies;
  approving construction of new significant facilities, and the expansion or abandonment of existing ones;
  inspecting and testing facilities and ordering the suspension of service and the repair or replacement of facilities and equipment;
  issuing regulations regarding the maintenance of facilities and reporting requirements relating thereto;
  providing for the protection of the environment and public service;
  requiring regulated entities to supply information and documentation in order to verify compliance with the relevant regulations and inspecting transporters;
  applying the penalties, including warnings and fines, provided for in the Gas Act and the licenses; and
  appearing before civil and criminal courts to enforce compliance of the Gas Act and regulations thereunder.

ENARGAS is funded by the annual control and inspection fees paid by, among others, distribution and transportation companies, traders and providers of storage facilities, and by fines and seizures collected in enforcing the regulations. The fee for each company is determined annually by ENARGAS on the basis of the gross income of the regulated industry and the Company's proportionate share of such gross income.

Actions of ENARGAS under the Gas Act are subject to judicial review. Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must be first submitted to ENARGAS for its decision. ENARGAS' decision may be appealed through administrative proceedings to the Ministry of Economy and Public Works and Services or directly to the federal courts of Argentina.

Restrictions with Respect to Essential Assets

A substantial portion of the assets transferred by Gas del Estado has been defined in our License as "Essential Assets" for the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the Essential Assets, together with any future improvements, in accordance with certain standards defined in our License.

We may not, for any reason, dispose of, encumber, lease, sublease or lend Essential Assets for purposes other than provision of the licensed service without ENARGAS' prior authorization. Any expansion or improvements that we may make to the distribution system may be encumbered only for the purpose of securing financing with maturities in excess of one year entered into to finance such expansions or improvements.

Pursuant to the Transfer Agreement, we are required to hold the Argentine government harmless from any claim against the Argentine government for damages caused with or by the Essential Assets or arising from their operation as of the Takeover Date.

Tariffs

The regulatory framework establishes various classes of service and a corresponding tariff for each class of service. The mechanism for setting the tariffs for each class of service is set forth in the Gas Act and in our License. The Gas Act provides that the tariff for natural gas, which may be charged to end users by us, consists of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS.

A distribution company may offer discounts from its posted, approved tariffs that reflect a reduction in its rate of return, provided that discounts are not offered in an unduly discriminatory manner and the discounted tariffs are not below the distribution company's cost. Revenues lost as a result of discounting may not be recovered from other customers. See Item 4: "-Business Overview-Bypass Rights and Competition".

Current Tariffs

As from January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars but rather have been converted to Pesos at the rate of Ps.1.00 per U.S.$1.00 and adjustments of tariffs to reflect changes in price indexes of foreign countries are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariffs adjustments".

We now have two types of tariff, one for the City of Buenos Aires and the other for the Province of Buenos Aires. This is due to the fact that gas tariffs, as of July 1998, were issued by ENARGAS net of turnover tax imposed by the provinces. Turnover tax is payable by the gas distribution companies and was included in the original tariff as of January 1, 1993. Thereafter, different provincial jurisdictions varied the rate of turnover tax and, in some cases, the basis on which it was payable. Thus, in accordance with the Gas Act which provides for the pass-through to customers of any changes in taxes applied to tariffs, ENARGAS authorized the billing of turnover tax to customers as a separate line item in their bills. The aggregate net income of gas distribution companies is not affected by the above-mentioned modification.

In May, July and August 2002, ENARGAS issued resolutions authorizing from May 1, 2002 tariff increases pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead.

The following table sets forth our maximum tariff in effect since May 1, 2002 for each class of service:

Maximum Tariffs at May 1, 2002

		City of Buenos Aires	Province of Buenos Aires
		($)	($)
Residential(a):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.153469	0.157269
Minimum charge	$/invoice	13.075555	13.207094
Small Volume General Service:
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.143780	0.146949
1,000-9,000 CM(c)	$/CM	0.134812	0.137936
>9,000 CM(c)	$/CM	0.125847	0.128924
Minimum charge	$/invoice	12.950560	13.032459
Large Volume General Service:
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.028992
0-5,000 CM(c)	$/CM	0.091581	0.093161
>5,000 CM(c)	$/CM	0.085755	0.087305
Large Volume Firm Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.087398	0.088958
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.080271	0.081794
Large Volume Interruptible Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.086820	0.088978
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.079692	0.081814
Compressed Natural Gas:
Customer charge(b)	$/invoice	11.012049	11.068813
CNG stations(c)	$/CM	0.101353	0.103667
Subdistributors:
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	S$/CM	0.098518	0.100972

______

Notes:

(a) Residential customers are generally billed on a bimonthly basis. All other customers are billed monthly.

(b) Fixed charge per invoice.

(c) Charge per unit of consumption.

(d) Monthly charge for CM per day of reserved capacity.

Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine government should renegotiate public utility services agreements affected by the pesification and a Renegotiation Commission has been created within the Ministry of Economy in order to facilitate such renegotiations. The pesification and freezing of our tariffs violate express provisions of our License.

Resolution No. 20/2002 of the Ministry of Economy required public utility companies to present to the Renegotiation Committee information regarding the impact on their financial and economic condition of the emergency, a summary of their financial and economic situation, the details of their indebtedness, the development of their contracts (including relevant amendments) and the level of their performance. The Ministry of Economy has stated that the furnishing of such information by a company would not be deemed to constitute a waiver of any rights such company may have. In addition, we have made all necessary express reservations of our legal rights under our License and the applicable regulatory framework.

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

  the effect of these tariffs on the competitiveness of the general economy and in the distribution of income, the service standards,
  the investments which licensed companies have been authorized to make and have made, consumer protection and accessibility of the services,
  the security of the systems, and
  our profitability.

The outcome of the renegotiation with the Argentine government is uncertain. Our main concerns include (1) whether real tariff increases will be granted at a level sufficient to allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity, and (2) the uncertain timing of the closing of the renegotiations.

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases (the "Procedural Guidelines"):

  phase I: informal meetings with the relevant parties to discuss the renegotiation process;
  phase II: presentations by public utility companies explaining how they have been impacted by the Argentine economic crisis and submitting proposals for possible solutions;
  phase III: discussion and analysis of the proposals; and
  phase IV: submission of proposed agreements to the Ministry of Economy for consideration.

Pursuant to the Procedural Guidelines, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods established. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/03 and ENARGAS Resolution No. 2787 provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels. We cannot assure you that we will receive any further interim tariff increase, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase.

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Public Emergency Law. See Item 4: "-Business Overview-Regulatory Framework-Tariffs-Current Tariffs".

The Gas Act and our License contemplate that the distributors' tariffs will be adjusted semiannually to reflect changes in the cost of purchasing and transporting gas and the inflation rate reflected by the US PPI. The purpose of these adjustments is to ensure that the distributor recovers no more and no less than its actual cost of purchasing and transporting gas and to compensate it for assumed increases in other operating costs. The mechanics of these periodic adjustments are specified in our License.

Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our License authorize us to pass through to our customers the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine government enacted Decree No. 1,411/1994, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers' bills, as appropriate, through a tariff adjustment.

Pursuant to our License, tariffs are also to be adjusted semiannually in January and July to reflect changes in the US PPI.

Our tariffs may also be adjusted in January and July, upon notice to ENARGAS and lack of objection by ENARGAS thereto, to reflect changes in the transportation companies' tariffs pursuant to the transportation licenses and the K Investment Factor. A reduction in transportation tariffs would result in a corresponding reduction in our tariffs.

We may apply for an adjustment to tariffs to reflect unforeseen events or certain force majeure occurrences or to reflect changes in the taxes on tariffs. The Gas Act provides that customers may apply for a tariff reduction if warranted by objective and justifiable circumstances.

Gas Purchase Price Adjustments to Tariffs and Related Disputes

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.25 million with respect to our purchases of gas from 1995 through 2001. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps.18.3 million of gas purchase costs remain pending.

The enactment of the Public Emergency Law and of Executive Order 214/2002 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. See Item 3: "Risk Factors - Risk Factors Relating to Us - We are currently renegotiating certain of our arrangements, including agreements for the purchase of natural gas, which have been pesified". However, the Public Emergency Law and such Executive Order do not affect the prices at which we purchase gas in the spot market which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our tariffs of the entire amount of our costs of purchase of gas in the spot market within the terms of Executive Order 1020/95. See Item 4: "-Business Overview-Commercial Contracts-Natural Gas Supply-Short-term Supply Contract Limitations."

Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, could materially and adversely affect us.

US PPI Adjustments to Tariffs and Related Disputes

On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the US PPI as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI for the first half of 2000.

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the US PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such US PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such US PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669, i.e., without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled US PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to US PPI adjustments to those tariffs which we would have paid to TGS and TGN.

Five-Year Tariff Review Contemplated by Our License

Under the Gas Act, the regulations thereunder and the pertinent provisions and formulae contained in our License, ENARGAS is responsible for determining the distribution tariffs that are to be effective during each succeeding five-year period following the initial five-year period ended December 31, 1997. This determination is to be made on the basis of rules that ENARGAS promulgated on March 12, 1996. The Gas Act requires that, in formulating such rules, ENARGAS must provide the companies with (1) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation and (2) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, efficiency and quality of service.

The tariff-setting methodology contemplated by the Gas Act and our License is the "price-cap with periodic review" model. This methodology has been adopted by a number of other countries and is commonly referred to by its mathematical expression "RPI-X+K". Because the international market indicator selected by Argentina was the US PPI published by the Bureau of Labor Statistics and the United States Department of Labor, the Argentine tariff adjustment formula is more correctly expressed as "US PPI-X+K". The tariff-setting methodology differs from the form of utility regulation utilized in the United States primarily with respect to the length of the period between regulatory reviews, and in being forward-looking rather than historical-cost-based.

Under the Argentine model, distribution tariffs may be adjusted by the X Efficiency Factor and the K Investment Factor (both of which were set at zero for the initial five-year period). Based upon the regulatory theory that distribution tariffs should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the distribution company, the inclusion of an efficiency factor results in a mandatory decrease in distribution tariffs on the assumption that operating efficiencies will decrease the distribution companies' costs each year. The inclusion of the X Efficiency Factor in the pricing system provides the distribution company with an incentive to cut costs. If the distribution company is able to decrease costs faster than the rate implied by the X Efficiency Factor, the savings become increased profits; if the distribution company is unable to meet or exceed this rate, the shortfall reduces its profits. The adjustment to account for efficiencies is proposed by ENARGAS, using specific plans for efficiency improvements submitted by us and taking into account both the expected cost savings and the investment required for the implementation of such plans. ENARGAS is required to propose the X Efficiency Factor as it applies to us not later than 12 months prior to the commencement of the five-year period for which it is to apply, following which proposal we have a four-month period in which to respond to ENARGAS. A final X Efficiency Factor is to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

The inclusion of the K Investment Factor in the formula specified in our License is intended to permit an increase in distribution tariffs at the time of their adjustment to compensate us for certain investments approved by ENARGAS. The investments contemplated by the K Investment Factor are those designed to improve the efficiency, safety or reliability of the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by us. In either case, however, the commitment to make such investments during the five-year period will be binding on us. We may also petition ENARGAS at any time for a distribution tariff adjustment relating to proposed investments to expand system capacity. ENARGAS, based on an investment plan submitted by us 18 months prior to the commencement of the relevant five-year period, is required to propose K Investment Factors not later than 12 months prior to the commencement of the relevant five-year period, following which we will have a four-month period in which to respond to ENARGAS' proposal. A final K Investment Factor and related investment program are to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

If we do not agree with the X Efficiency or K Investment Factors established by ENARGAS, or with the terms of a mandatory investment program established by ENARGAS, the distribution tariff established by ENARGAS will be applied, but we may seek review of ENARGAS' actions by administrative or judicial procedures.

Five-Year Tariff Review and Related Disputes

ENARGAS, through Resolution No. 557, dated January 5, 1998, adjusted our tariffs as of January 1, 1998, as follows: (i) it applied a 0.9456% increase to the transportation and distribution components of our tariffs in order to reflect the variation in the US PPI; (ii) it set the X Efficiency Factor at 4.7% over the distribution component of our tariffs for residential service, small volume general service, CNG service and subdistributor customers on a one-time basis; and (iii) it acknowledged our need to contract additional transportation volume to meet our non-interruptible demand during the winter months.

Through Resolution No. 667, dated July 6, 1998, ENARGAS modified our tariffs as of July 1, 1998, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 2.42% reduction in the transportation and distribution components of our tariffs to the customers referred to in clause (ii) of the previous paragraph; and (ii) it applied the K Investment Factor for the second quarter of 1998 resulting from investments, resulting in a distribution margin increase of 0.61% applicable to residential customers, of 0.44% applicable to small volume general customers and of 0.53% applicable to users of CNG.

Through Resolution No. 901, dated January 6, 1999, ENARGAS adjusted our tariffs as of January 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 0.64% reduction in the transportation and distribution components of our tariffs; (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.58% applicable to residential customers, of 0.42% applicable to small volume general users and of 0.50% applicable to users of CNG; and (iii) it completed the adjustment to the transportation tariff component applicable to non-interruptible demand.

Through Resolution No. 1,160, dated July 5, 1999, ENARGAS adjusted our tariffs as of July 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 0.24% increase in the transportation and distribution components of our tariffs; and (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.54% applicable to residential customers, of 0.39% applicable to small volume general services and of 0.47% applicable to users of CNG.

Through Resolution No. 1,477, dated January 10, 2000, ENARGAS adjusted our tariffs as of January 1, 2000, applying the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.51% applicable to residential customers, of 0.37% applicable to small volume general services and of 0.44% applicable to users of CNG. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI during the first half of 2000.

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000, as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in US PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and GNC-0.41%. ENARGAS applied such US PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Branch approved such deed and the financing mechanism through Decree No. 669 dated August 4, 2000. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the US PPI adjustment. See "Item 4: "-Business Overview-Tariffs-US PPI Adjustment to Tariffs and Related Disputes".

Pursuant to Resolution No. 1,941, ENARGAS adjusted our tariffs as follows: (a) replaced the winter gas price by summer gas price, and (b) applied K Investment Factor's adjustment.

Through Resolution No. 2,070, ENARGAS adjusted our tariffs as of January 1, 2001, applying the K Investment Factor resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.45% and small volume general users-0.33%.

Pursuant to Resolution No. 2,347, ENARGAS adjusted our tariffs as of July 1, 2001 applying the K Investment Factor from investments, resulting in an increase of the distribution margins as follows: residential-0.36%, small volume general users-0.27%, and users of GNC-0.32%. ENARGAS approved a K Investment Factor value that is lower than the one we requested, even though the works carried out during the first semester of 2001 were completed. This results from a particular interpretation by ENARGAS of the commitment undertaken by us at the time, assuming an excess of up to 5% of the total project's extension. We appealed this last point.

Through Resolution No. 2,487, ENARGAS approved our tariffs as of January 1, 2002 maintaining the existing values expressed in Pesos as of October 2001 in accordance with the Public Emergency Law.

ENARGAS, through Resolution No. 2,611 dated May 31, 2002, provisionally approved the tariff chart effective from May 1 to June 30, 2002 with a gas component value identical to the one approved for the previous winter period. In July and August, ENARGAS, through Resolutions No. 2,653 and 2,691, established the extension of the tariff charts approved by Resolution No. 2,611 for an undetermined period of time.

In December 2000, ENARGAS submitted to natural gas distribution and transportation licensees a set of documents prepared by local and international consultants under the guidance of a think-tank (Foundation for Latin American Economic Research (FIEL)) which would provide the basis for the preparation of the methodology (the "Methodology") for the Second Five-Year Tariff Review (RQT II), that would determine the tariff structure applicable from January 1, 2003 to December 31, 2007.

In order to perform the tasks required by a complex process such as the five-year tariff review, we set up a working group formed by representatives of our various departments, with comprehensive interaction between a Technical Committee and a Coordinating Committee constantly monitoring the progress of the process.

The complex economic and financial environment and the successive changes at the Energy Secretariat, the government agency responsible for long-term energy policymaking, delayed issue of the Methodology by ENARGAS.

On April 6, 2001, ENARGAS informed the gas transportation and distribution licensees on the Methodology, in connection with which ENARGAS stated that it was advisable to carry out the following regulatory adjustments during the RQT II:

  A comprehensive review of rate levels ("full rate case") in order to correct any possible distortions that may have accumulated since privatization.
  Regulatory structure reforms to optimize system operation and expansion.
  Ensuring service quality and reliability and defining the severity degree of the winter for which distributors must guarantee gas supply and reliability of the main system in order to meet demand.
  Accounting segregation of the business of distribution licensees into marketing (gas supply and transportation) and distribution activities, as from January 2003.
  Redefinition of small and large general service users, with the possibility of a commercial by-pass.

In May 2001, ENARGAS released a document on the methodology for determination of the cost of capital that would be used to discount the cash flows of income and expenses related to the new five-year period. This methodology would be used to determine the "reasonable profit" of gas transportation and distribution licensees for the period 2003-2007.

We submitted comments on said methodology and requested clarification on guidelines established at that time. In addition to this, we submitted information on the tariff base, which involves investments made from the beginning of operations until the year 2000, as well as itemized information on demand, sales and expenses during the year 2000.

On November 13, 2001, ENARGAS informed the gas transportation and distribution licensees of the cost of capital rates that would apply to distribution and transportation activities (12.1% and 10.4% respectively). We have appealed the rate fixed by ENARGAS, which is based on a methodology that we dispute.

In late November 2001, we submitted to ENARGAS the suggested investment program for the period 2003/2007, which would be financed with the tariff base to be fixed for January 1, 2003 and with the K Investment Factors. We also reserved the right to submit other additional investments taking advantage of the possibility officially announced by ENARGAS. In view of the deterioration experienced by the Argentine economy at the time, we made the implementation of the investments contingent on the possibility of obtaining funds in capital markets at reasonable rates compatible with the cost of capital rate that ENARGAS would recognize in the QTII process.

Towards the end of 2001, ENARGAS required us to provide expenditure projections for the period 2003/2007. We requested an extension with respect to ENERGAS' request, as it was not possible for us to determine the impact that changes in the Argentine economy, the devaluation of the Peso and the passing of the Public Emergency Law and its implementing regulations could have on the prices of domestic and imported goods and services.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the QTII process until the renegotiation process provided for by the Public Emergency Law was conducted.

Surcharge on Gas Consumption

Law No. 25,565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps.0.004 per cubic meter of gas applicable to all gas consumption (the "Surcharge"). The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential consumers in certain regions of Argentina.

The gas producers are required to act as collection agents of the Surcharge and must include the amount of the Surcharge into their invoices for sales of gas to distributors, which are entitled to pass on such Surcharge to their customers. Decree No. 786/2002 establishes certain mechanisms to ensure that gas distribution companies will be able to pass through the cost of the Surcharge without suffering any losses or obtaining any gain.

      Organizational Structure.

      We are not part of a group. We have no subsidiaries. See Item 7: "Major Shareholders and Related Party Transactions".

      Property, Plants and Equipment.

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above.

    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

In addition to the management discussion below, you should carefully read our Annual Financial Statements and selected financial and operating information included elsewhere in this Annual Report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as "anticipates", "believes", "could", "estimates", "expects," "foresees", "intends", "may", "should" or "will continue" and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this Annual Report. See "Forward-looking Statements and Associated Risks". For a discussion of important factors, including, but not limited to, the going concern qualification in the opinion issued by our auditors, the suspension of payments on our financial debt, the pesification of our tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: "Key Information - Risk Factors".

We maintain our financial books and records and publish our financial statements in constant Pesos and prepare our financial statements in accordance with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 18 and 19 to our Annual Financial Statements contained in Item 18 in this Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2002 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed License terms and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regard to these matters are described in the notes to our Annual Financial Statements - Note 2 "The Argentine economic scenario and its impact on the Company's economic and financial situation." Investors in us should review carefully the report of PricewaterhouseCoopers, Buenos Aires, Argentina.

The Argentine economy has been mired in a severe economic recession that began in the second half of 1998. Argentina's GDP has fallen every year since then, culminating in a decrease of 10.9% in 2002. In addition, Argentina experienced a rise in its wholesale price index of 119% during 2002 and the Peso was devalued by 237.0% from late 2001 through December 31, 2002.

The following table shows annual percentage changes in Argentina's gross domestic product for the indicated years.

Argentine Gross Domestic Product
	December 31,
	2002	2001	2000	1999	1998
Gross domestic product (annual % change)	(10.9)	(4.4)	(0.8)	(3.4)	3.9

____________________

Source: INDEC, Banco de la Nación.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.

Argentine Price Indexes
	December 31,
	2002	2001	2000	1999	1998
Wholesale price index (annual % change)	119.0	(5.3)	2.4	1.2	(6.3)
Consumer price index (annual % change)	41.0	(1.5)	(0.7)	(1.8)	0.7

____________________

Source: INDEC

Our financial results have been negatively affected by the drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, financial position, liquidity or capital resources and may not contain information necessary to help you understand the information contained in this discussion. In particular, it may be difficult to discern trends from our historical financial statements due to the following factors:

    the volatility of the exchange rate; and
    the reintroduction of inflation accounting.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in this Annual Report. The most important factors affecting our results of operations were the following:

    Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customer in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information - Risk Factors - Risk Factors Relating to Argentina - The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and " - Risk Factors Relating to Us - In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may continue to have operating losses as a result."
    Freezing of our tariffs

Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the US PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs that is still in effect.
    Devaluation

The Public Emergency Law eliminated the U.S. Dollar-Peso parity. Soon after the enactment of the Public Emergency Law, the Argentine government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms.
    Inflation and inflation accounting

During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in constant Pesos. See Item 3: "Key Information - Selected Financial Data."

The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2002 and 2001. Another factor that adversely affected our results of operations and financial position is:

    Elimination of access to financing

We have no access to either local or international financing. We continue to face uncertainties in our ability to roll over or refinance our debt as it becomes due. See "-Liquidity and Capital Resources" below.

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs".

Our management has also taken and continues taking a variety of actions to mitigate the impact of the current economic crisis on us, the following of which are among the most important:

  Strict management of cash-flow to adjust our financial expenditures to the funds available to us;
  Reduction of capital expenditures and preventive maintenance programs without thereby affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;
  Tight control of all price adjustment requests from suppliers and required extension of payment terms;
  Suspension of principal and interest payments to financial creditors;
  Cancellation of employee training programs;
  Detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects;
  Securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and
  Retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

Even though we took the measures mentioned above to mitigate the effects on our business of the current crisis, our future remains highly uncertain.

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002, including slight wholesale price index deflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

    the outcome of the renegotiation of our tariffs with the Argentine government;
    the uncertainty generated by our need to refinance our existing debt as it comes due; and
    the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations and financial condition are very susceptible to changes in the exchange rate of the Peso against the U.S. Dollar and the Euro because our primary assets and revenues are denominated in Pesos while substantially all of our financial liabilities are denominated in U.S. Dollars or Euros.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively affect our results of operations and financial position. We cannot assure you that other laws that negatively affect us will not be introduced.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements as of December 31, 2002 we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

The most judgmental assumptions in our expected cash flows are:

    Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels of less than 50% of the tariffs in Dollars as of December 2001.
    Restructuring of the indebtedness: we have assumed the financial debt will be restructured in such a way that will allow us to recover suitable financial indicators.
    Exchange rate and inflation rate: we have considered steady levels consistent with those in force at the date of this Annual Report.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to the financial statements as of December 31, 2002):

    Revenue recognition and account receivables;
    Impairment of long-lived assets;
    Provision for allowances and contingencies;
    Deferred income tax; and
    Exchange losses.

Revenue recognition and account receivables

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data.

We provide for losses relating to accounts receivables. The allowance for doubtful accounts is based on our estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to net sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows undiscounted and without interest, from such assets is less than their carrying value. In that event, a loss would be recognized within operating profit based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. There are no provisions for impairment recorded in our financial statements as of December 31, 2002.

Since the estimated fair value of the Company's fixed assets exceeds the recorded book value, changes in these estimates would have to occur to result in an impairment charge.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Deferred income tax

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our cost in its projections, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, we have recorded as of December 31, 2002 a valuation allowance against the deferred tax assets considered non recoverable.

Under US GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under US GAAP we decided to set up a valuation allowance against 100% of our tax loss carryforwards and certain of our other deferred tax assets.

Exchange losses

Under Argentine GAAP, exchange losses arising from the devaluation of the Peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing. In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets.

We only have indirect financing and, therefore have elected not to capitalize the mentioned exchange losses but instead to expense them in 2002. Since the capitalization of exchange losses under Argentine GAAP is to be considered an increase in the cost of non-monetary assets on account of inflation adjustment, net loss under Argentine GAAP for 2002 would not have changed if we had applied the above-mentioned alternative criterion.

      Operating Results

The following review of the results of our operations and financial condition should be read in conjunction with our Annual Financial Statements and with our Selected Financial and Operating Data included in Item 3: "Key Information". Our Annual Financial Statements have been prepared in accordance with Argentine GAAP. Accordingly, our Annual Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in constant Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balances as of December 31, 2001 and 2000, disclosed for comparative purposes, have been restated for inflation as of December 31, 2002 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate for 2002 amounted to 119% in accordance to the mentioned index. See Item 8: "Financial Information".

Assets and liabilities in foreign currency as of December 31, 2002 have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per U.S.$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per U.S.$1. See Note 3 (i) to our Annual Financial Statements.

Results of Operations for the Years Ended December 31, 2002 and 2001

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our net sales, gross profit, operating (loss) income, (loss) income before tax and net (loss) income for each quarter of 2002 (figures are adjusted for inflation as of December 31, 2002):

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	Total
	(in millions of constant Pesos as at December 31, 2002)
	(unaudited)
Net sales	219.7	168.8	214.3	116.5	719.3
Gross profit	31.5	53.5	55.0	8.2	148.2
Operating (loss) income	(17.3)	20.3	17.3	(24.0)	(3.7)
(Loss) income before tax	(1,652.3)	736.5	184.3	46.0	(685.5)
Net (loss) income	(1,074.4)	361.2	177.5	46.3	(489.4)

Net Sales

Net sales for 2001 include the accrual of Ps. 93.6 million in respect of the deferred adjustment to tariffs on the basis of the US PPI. On January 1, 2002, the US PPI adjustment of tariffs was discontinued so that net sales for 2002 do not reflect the effect of such adjustment. Additionally, our financial statements for the year ended December 31, 2001 have been restated for inflation as of December 31, 2002. While the additional reasons given below for decreases in sales to different classes of customers are important, these two events are the principal reasons for the decrease in net sales during 2002 compared to 2001. While the termination of the US PPI adjustment to tariffs affected only net sales to residential, certain commercial and CNG customers, the restatement of 2001 net sales to reflect inflation as at December 31, 2002 affected net sales to all customers.

Net sales decreased by 50.0% during 2002 to Ps.719.3 million from Ps.1,438.3 million during 2001. This reduction was mainly due to the decrease in net sales to residential customers, net sales to industrial, commercial and governmental entities and net sales to power plants, amounting to Ps.446.6 million, Ps.139.8 million and Ps.78.3 million, respectively. Moreover, net sales of CNG and liquid gas processing net sales also decreased by Ps.52.6 million and Ps.1.6 million, respectively.

Net sales to residential customers decreased by 50.6%, from Ps.883.2 million during 2001 to Ps.436.6 million in 2002. Gas volumes delivered to residential customers decreased by 2.5% during 2002 compared to the previous year, despite the fact that lower temperatures were registered in 2002 compared to 2001. While the number of our residential customers at December 31, 2002 was 0.5% above the number of our residential customers at December 31, 2001, our per capita residential consumption showed a year-to-year decline of 2.9%.

Net sales of gas and transportation and distribution services to power plants decreased during 2002 by 58.5% compared to the previous year. Volumes delivered to these customers decreased by 21.8% during 2002 compared to 2001. This decrease in volumes was caused in part by the year-to-year increase in hydroelectric power generation in most basins, which displaced generation by our power plant customers, as well as by the Argentine economic recession that caused a decrease in electricity demand during 2002 compared to the previous year. This decrease was also due in part to the fact that, although our power plant customers purchased gas from us in 2001, they purchased no gas from us in 2002, partially offest by an increase in 2002 of their purchases from us of transportation and distribution services in comparison to 2001, which services are billed at lower tariffs than the tariffs for gas sales.

Due to the lower level of economic activity in Argentina since 1999, deepened by the recent economic crisis, volumes delivered to industrial, commercial and governmental customers decreased by 2.4% during 2002 compared to the previous year. Net gas sales and transportation and distribution services to these customers decreased by 49.5% during 2002 compared to the previous year. This decrease was due in part to decreases in the volumes of sales of gas to certain customers and increases in the volumes delivered under transportation and distribution services that are billed at a lower tariffs than the tariffs for gas sales.

Net sales of CNG decreased by 44.6% during 2002 compared to the previous year. Volumes of CNG delivered during 2002 increased by 3.7% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of repeated increases in the prices of competing fuels.

Gas volumes available for processing during 2002 increased by 81.8% and net sales decreased by 7.9% in comparison to 2001.

The table below sets forth our net sales by customer category for the years ended December 31, 2002 and 2001, and the percentage of net sales represented by net sales to each class of customer:
	Net Sales
	Year Ended December 31, 2002	% of Net Sales	Year Ended December 31, 2001	% of Net Sales
	(in millions of constant Pesos as at December 31, 2002, except percentages) (unaudited)
Gas and services
Residential	436.6	60.7	883.2	61.5
Power plants	--	--	40.8	2.8
Industrial, commercial and governmental	120.0	16.7	243.5	16.9
Compressed natural gas	65.4	9.1	118.0	8.2
Subtotal	622.0	86.5	1,285.5	89.4
Transportation and distribution service only
Power plants	55.5	7.7	93.0	6.5
Industrial	22.7	3.1	39.0	2.7
Subtotal	78.2	10.8	132.0	9.2
Processed natural gas	19.1	2.7	20.8	1.4
Total	719.3	100.0	1,438.3	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2002 and 2001 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2002		% of Volume of Gas Delivered	Year Ended December 31, 2001		% of Volume of Gas Delivered
	MMCM	MMCF		MMCM	MMCF
Gas and services
Residential	1,730.6	61,115	30.1	1,774.8	62,676	28.1
Power plants	--	--	--	274.4	9,690	4.3
Industrial, commercial and governmental	749.3	26,461	13.0	826.2	29,177	13.1
Compressed natural gas	527.0	18,611	9.1	508.4	17,953	8.1
Subtotal	3,006.9	106,187	52.2	3,383.8	119,496	53.6
Transportation and distribution services only
Power plants	2,095.4	73,998	36.4	2,406.3	84,977	38.1
Industrial	463.5	16,368	8.1	417.0	14,726	6.6
Subtotal	2,558.9	90,366	44.5	2,823.3	99,703	44.7
Processed natural gas	190.0	6,710	3.3	104.5	3,690	1.7
Total	5,755.8	203,263	100.0	6,311.6	222,889	100.0

Operating Costs

Our operating costs totaled Ps.571.1 million during 2002, representing a 44.8% decrease from our operating costs of Ps.1,034.8 million registered in the previous year. This decrease was primarily due to a reduction in gas purchase and transportation costs. Each category of operating costs for the year 2001 mentioned below has been restated for inflation as of December 31, 2002 and the year-to-year decreases in each such cost is principally attributable to such restatement. In addition, transportation tariffs were pesified and frozen by the Public Emergency Law while costs of gas purchased have remained stable due to the fact that they are under renegotiation. Transportation tariffs are currently being renegotiated by the gas transportation companies and the Argentine government and we are renegotiating our gas purchase contracts with our suppliers. We cannot estimate the final outcome of such renegotiations and their possible impact on us.

Our gas purchase costs decreased by 51.1% during 2002 in comparison to 2001. During 2002, we purchased 3,586.2 MMCM of gas, representing a decrease of 5.7% from the volumes purchased in 2001. This decrease in volumes purchased is mainly due to the decrease in volumes delivered to power plants and industrial, commercial and governmental customers.

Gas transportation costs decreased 48.5% from Ps.493.7 million during the year ended December 31, 2001 to Ps.254.3 million during 2002.

During 2002 and 2001, we capitalized operating costs of Ps.5.1 million and Ps.12.8 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets. The decrease was mainly due the reduction in our investments during 2002 in order to preserve cash.

The table below sets forth our operating costs by class of cost for 2002 and 2001 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2002	% of Total Operating Expenses	Year Ended December 31, 2001	% of Total Operating Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages)
	(unaudited)
Gas supply	205.3	35.9	419.5	40.5
Gas transportation service	254.3	44.5	493.7	47.7
Fixed assets depreciation	64.0	11.2	59.8	5.8
Payroll and social security contributions	20.5	3.6	35.8	3.5
Operations and maintenance	7.3	1.3	12.4	1.2
Technical operator's fee	5.3	0.9	11.3	1.1
Sundry materials	2.2	0.4	3.7	0.3
Fees for sundry services	2.0	0.4	2.7	0.3
Other operating costs	15.3	2.7	8.7	0.8
Capitalization of operating costs	(5.1)	(0.9)	(12.8)	(1.2)
Total	571.1	100.0	1,034.8	100.0

Administrative Expenses

Our administrative expenses decreased by 20.6% from Ps.108.2 million during 2001 to Ps.85.9 million in 2002. This decrease is due principally to the restatement for inflation of administrative expenses for the year 2001 and was partially offset by the increase in certain provisions.

The table below sets forth our administrative expenses by class of expense for 2002 and 2001 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2002	% of Total Administrative Expenses	Year Ended December 31, 2001	% of Total Administrative Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages)
	(unaudited)
Payroll and social security contributions	21.6	25.2	36.1	33.3
Taxes, rates and contributions	3.6	4.2	11.1	10.3
Fees for sundry services	4.2	4.9	5.5	5.1
Insurance	2.7	3.1	3.3	3.0
Fixed assets depreciation	13.7	16.0	15.8	14.6
Intangible assets depreciation	5.1	5.9	11.0	10.1
Other administrative expenses	35.0	40.7	25.4	23.6
Total	85.9	100.0	108.2	100.0

Selling Expenses

Our selling expenses decreased by 3.5% from Ps.68.5 million during 2001 to Ps.66.1 million in 2002. This decrease was mainly due to the restatement for inflation of selling expenses for the year 2001 and was partially offset by an increase in allowance for doubtful accounts.

The table below sets forth our selling expenses by class of expense for 2002 and 2001 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2002	% of Total Selling Expenses	Year Ended December 31, 2001	% of Total Selling Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages)
	(unaudited)
Payroll and social security contributions	16.0	24.2	27.6	40.3
Doubtful accounts	34.2	51.8	12.1	17.9
Fees for sundry services	5.3	8.0	7.5	10.9
Advertising and publicity	0.6	0.9	3.8	5.7
Bank expenses and commissions	5.5	8.4	10.5	15.3
Other selling expenses	4.5	6.7	7.0	9.9
Total	66.1	100.0	68.5	100.0

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.683.1 million during 2002 compared to a loss of Ps.56.3 million during the previous year.

This increase is principally attributable to an increase from 2001 in losses from financing and holding results generated by liabilities amounting to Ps.389.4 million, principally resulting from exchange losses generated by the effect of the devaluation of the Peso on our foreign-currency denominated financial debt with institutions outside the Argentine financial system which were partially offset by the results of exposure to inflation of our monetary liabilities. Additionally, financing and holding results generated by assets generated a loss of Ps.220.8 million for 2002 compared to income of Ps.16.6 million for 2001, principally due to the results of exposure to inflation of our monetary assets.

Other Income and Expenses

Our other income and expenses increased during 2002, producing income of Ps.1.3 million compared to a loss of Ps.1.5 million recorded during 2001 mainly due to lower fines paid and higher results from the sale of fixed assets.

Income Tax Expense

Until December 31, 2001 we recorded our income tax on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002, we recorded income tax under the deferred income tax methodology. See Item 5: "Critical Accounting Policies and Estimates".

During the year ended December 31, 2002, we accrued income of Ps.196.1 million on account of income tax compared to a loss of Ps.61.1 million on account of income tax for the previous year. This change is due to the income tax loss carry forwards for the year and the deferred income tax assets generated by our exchange losses which are deductible for income tax purposes according to the Public Emergency Law. These deferred assets are net of a valuation allowance against them. According to the income tax law, the tax losses may be credited against income taxes payable in respect of the following five fiscal years.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.40.3 million during the year ended December 31, 2002 and Ps.63.9 million during the previous year. This decrease is mainly due to the restatement for inflation of net cash provided by operating activities for 2001, partially offset by the suspension of interest payments related to our financial debt, the decrease in taxes payable and the decrease in accounts receivables during 2002.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.20.1 million during 2002 compared to Ps.137.5 million used during the previous year, representing a decrease in our investments in fixed assets under the plan we implemented to offset the negative impact on us of the current crisis.

Net Cash Provided by (Used in) Financing Activities

During 2002, our only cash provided by financing activities was generated by our termination before its expiration of a euro-currency swap, resulting in our receipt of Ps.51.3 million. We generated cash of Ps.75.2 million from financing activities during the previous year.

Results of Operations for the Years Ended December 31, 2001 and 2000

The table below sets forth our net sales, gross profit, operating income, (loss) income before tax, ordinary (loss) income and net (loss) income for each quarter of 2001:
	Three Months Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	Total
	(in millions of constant Pesos as at December 31, 2002)
	(unaudited)
Net sales	259.0	416.7	473.2	289.4	1,438.3
Gross profit	47.3	134.7	152.9	68.6	403.5
Operating income	7.6	89.8	105.8	23.7	226.9
(Loss) income before tax	(7.1)	77.2	91.7	7.3	169.1
Ordinary (loss) income	(5.1)	49.7	59.2	4.2	108.0
Net (loss) income	(5.1)	49.7	59.2	(43.1)	60.7

Net Sales

Net sales decreased by 8.5% during 2001 to Ps.1,438.3 million from Ps.1,571.2 million during 2000. This reduction was mainly due to a decrease in net sales to power plants, net sales to industrial, commercial and governmental customers and liquid gas processing sales amounting to Ps.86.9 million, Ps.3.8 million and Ps.62.9 million, respectively. These reductions were partially offset by an increase in net sales to residential customers and net sales of CNG, amounting to Ps.11.0 million and Ps.9.7 million, respectively.

Net sales to residential customers increased by 1.3%, from Ps.872.2 million during 2000 to Ps.883.2 million in 2001. Sales volume delivered to residential customers decreased by 5.9% during the year ended December 31, 2001 compared to the previous year. This decrease was due in part to lower daily consumption per capita resulting from higher temperatures recorded during the winter of 2001 in comparison to the winter of 2000. The increase in net sales to our residential customers was due to the increase in our tariff due to the "K" Investment Factor adjustment applied to these customers and to the increase in the US PPI reflected in our tariffs on January 1 and July 1, 2001.

Net sales of gas and transportation and distribution services to power plants decreased by 39.4% compared to the previous year. Volumes delivered to these customers decreased by 10.8% during 2001 compared to 2000. This decrease was mainly due to the increase in hydroelectric power generation in 2001 compared to 2000 due to the abundance of water resources in most basins in 2001 compared to 2000 and the consequent displacement of generation by our power plant customers. This decrease was also due in part to a year-to-year decrease in the volumes of natural gas sold to these customers and an increase in the volumes of natural gas delivered to them under transportation and distribution services that are billed at a lower tariff than gas sales.

Due to the lower level of economic activity in Argentina since the beginning of 1999, volumes delivered to industrial, commercial and governmental customers decreased by 15.1% during 2001 compared to the previous year. Net gas sales and transportation and distribution services to these customers decreased by 1.3% during 2001 compared to the previous year due to the US PPI increase reflected in our tariffs on January 1 and July 1, 2001.

Net sales of CNG increased by 9.0% during 2001 compared to the previous year as a consequence of above-mentioned "K" Investment Factor and the US PPI adjustments to the related tariffs. Volumes of CNG delivered during 2001 increased by 2.9% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of repeated increases in the prices of competing fuels.

We have been a party to a contract with TGS since 1996 under which TGS produces and sells for our account liquids extracted from gas we deliver to TGS' processing plant at Bahía Blanca, Province of Buenos Aires. During 2001 natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from the gas subsequently delivered to us, we delivered gas to the TGS processing plant in 2001 containing lower volumes of associated liquids than were contained in the gas we delivered in 2000, resulting in TGS extracting lower volumes of liquids from such gas than it had in the prior year. During 2001 our net sales of processed gas declined to Ps. 20.8 million (representing 1.4% of our net sales) from Ps. 83.7 million (representing 5.3% of our net sales) as a result of such factors and of a year-to-year decline in worldwide prices for natural gas liquids.

The table below sets forth our net sales by customer category for 2001 and 2000 and the percentage of net sales represented by net sales to each class of customer:
	Year Ended December 31, 2001	% of Net Sales	Year Ended December 31, 2000	% of Net Sales
	(in millions of constant Pesos as at December 31, 2002, except percentages) (unaudited)
Gas and services
Residential	883.2	61.5	872.2	55.5
Power plants	40.8	2.8	146.5	9.3
Industrial, commercial and governmental	243.5	16.9	249.5	15.9
Compressed natural gas	118.0	8.2	108.2	6.9
Subtotal	1,285.5	89.4	1,376.4	87.6
Transportation and distribution service only
Power plants	93.0	6.5	74.2	4.7
Industrial	39.0	2.7	36.9	2.4
Subtotal	132.0	9.2	111.1	7.1
Processed natural gas	20.8	1.4	83.7	5.3
Total	1,438.3	100.0	1,571.2	100.0

The table below sets forth our delivered volume of natural gas by customer category for 2001 and 2000 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:

	Delivered Volume
	Year Ended December 31, 2001		% of Volume of Gas Delivered	Year Ended December 31, 2000		% of Volume of Gas Delivered
	MMCM MMCF			MMCM MMCF
Gas and services
Residential	1,774.8	62,676	28.1	1,886.1	66,607	26.4
Power plants	274.4	9,690	4.3	1,077.5	38,051	15.1
Industrial, commercial and governmental	826.2	29,177	13.1	943.6	33,323	13.2
Compressed natural gas	508.4	17,953	8.1	494.1	17,449	6.9
Subtotal	3,383.8	119,496	53.6	4,401.3	155,430	61.6
Transportation and distribution services only
Power plants	2,406.3	84,977	38.1	1,928.3	68,097	26.9
Industrial	417.0	14,726	6.6	519.9	18,360	7.3
Subtotal	2,823.3	99,703	44.7	2,448.2	86,457	34.2
Processed natural gas	104.5	3,690	1.7	299.5	10,577	4.2
Total	6,311.6	222,889	100.0	7,149.0	252,464	100.0

Operating Costs

Operating costs totaled Ps.1,034.8 million during 2001, representing a 9.7% decrease compared to Ps.1,146.5 million registered in previous year. This decrease was primarily due to the year-to-year decrease in volumes of gas purchased and gas processing costs and was partially offset by an increase in transportation costs.

During 2001, we purchased 3,803 MMCM of natural gas, representing a decrease of 27.4% with respect to the gas volumes purchased in the year 2000. This decrease in volumes purchased is due in part to the change in mix of sales to power plants referred to above. Furthermore, the decrease in volumes purchased is due to the decrease in volumes delivered to residential customers as a consequence of the higher temperatures recorded during the second and third quarters of 2001 in comparison to 2000. Consequently, our year-to-year gas costs decreased by 21.3% from Ps.532.9 million in 2002 to Ps.419.5 million in 2001.

Gas transportation costs increased 9.4% from Ps.451.4 million during 2000 to Ps.493.7 million during 2001. This increase was mainly due to the increase in firm transportation volumes contracted and higher transportation costs due to the increase in the US PPI passed through to transportation tariffs on January 1, 2001 and July 1, 2001.

We capitalized during 2001 and 2000 operating costs of Ps.12.8 million and Ps.16.8 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investment projects to increase the reliability and safety of our system as well as its expansion.

The table below sets forth our operating costs by class of cost for the years ended December 31, 2001 and 2000 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2001	% of Total Operating Expenses	Year Ended December 31, 2000	% of Total Operating Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages)
	(unaudited)
Gas supply	419.5	40.5	532.9	46.5
Gas transportation service	493.7	47.7	451.4	39.4
Fixed assets depreciation	59.8	5.8	58.0	5.1
Payroll and social security contributions	35.8	3.5	34.3	3.0
Fixed assets maintenance	12.4	1.2	13.3	1.1
Fees for sundry services	2.7	0.3	1.8	0.2
Technical operator's fee	11.3	1.1	18.0	1.6
Sundry materials	3.7	0.3	5.9	0.5
Liquid processing	--	--	23.4	2.0
Other operating costs	8.7	0.8	24.3	2.1
Expenses capitalized as fixed assets	(12.8)	(1.2)	(16.8)	(1.5)
Total	1,034.8	100.0	1,146.5	100.0

Administrative Expenses

Administrative expenses decreased by 16.7% from Ps.129.9 million during 2000 to Ps.108.2 million registered in 2001. This decrease was mainly due to the reduction in the amortization of intangible assets, (principally due to the complete amortization in December 2000 of indemnity payments on account of voluntary retirements), a reduction in taxes, rates and contributions and a decrease in fees for sundry services.

The table below sets forth our administrative expenses by class of expense for 2001 and 2000 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2001	% of Total Administrative Expenses	Year Ended December 31, 2000	% of Total Administrative Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages) (unaudited)
Payroll and social security contributions	36.1	33.3	36.7	28.3
Taxes, rates and contributions	11.1	10.3	14.9	11.5
Fees for sundry services	5.5	5.1	7.2	5.6
Insurance	3.3	3.0	3.3	2.5
Fixed assets depreciation	15.8	14.6	14.9	11.4
Intangible assets depreciation	11.0	10.1	17.3	13.3
Other administrative expenses	25.4	23.6	35.6	27.4
Total	108.2	100.0	129.9	100.0

Selling Expenses

Selling expenses remained stable, amounting to Ps.68.5 million and to Ps.68.4 million during 2001 and 2000, respectively. During 2001, an increase in payroll and social security contributions was partially offset by a decrease in fees for professional services and publicity.

The table below sets forth our selling expenses by class of expense for the year ended December 31, 2001 and 2000 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2001	% of Total Selling Expenses	Year Ended December 31, 2000	% of Total Selling Expenses
	(in millions of constant Pesos as at December 31, 2002, except percentages)
	(unaudited)
Payroll and social security contributions	27.6	40.3	22.5	32.9
Doubtful accounts	12.1	17.9	13.8	20.2
Fees for sundry services	7.5	10.9	9.0	13.1
Advertising and publicity	3.8	5.7	4.3	6.3
Bank expenses and commissions	10.5	15.3	11.2	16.4
Other selling expenses	7.0	9.9	7.6	11.1
Total	68.5	100.0	68.4	100.0

Financing and Holding Results

Net financing and holding results totaled a loss of Ps.56.3 million during 2001 compared to Ps.53.7 million during the previous year.

This was principally due to an increase in losses from financial and holding results generated by liabilities amounting to Ps.1.9 million compared to 2000, resulting principally from higher average indebtedness during 2001 and also from higher interest rates for short-term financing compared to the previous year.

Other Income and Expenses

Other income and expenses decreased during 2001 to a loss of Ps.1.5 million compared to a gain of Ps.1.0 million recorded during 2000, mainly due to higher fines and lower results from the sale of fixed assets.

Income Tax Expense

We have adjusted retroactively our financial statements for the years ended December 31, 2001 and 2000 to reflect the change in the accounting methodology for income taxes described above.

During 2001 and 2000, we accrued Ps.61.1 million and Ps.62.7 million, respectively, for income tax charges, resulting in an effective rate of 36.1% for both years compared to the statutory 35.0% income tax rate. The higher effective rate in both years was due to the fact that we could not deduct for tax purposes certain items that we deducted for financial reporting purposes.

Extraordinary Income

This item includes the reversal in 2001 of the net effect of the accrual during 2001 and 2000 of unbilled US PPI adjustments to our tariffs. See Item 4: "Information on the Company - Business Overview - Tariffs - US PPI Adjustments to Tariffs and Related Disputes".

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.63.9 million during 2001 and Ps.187.2 million during the previous year. This decrease in cash provided by operating activities is mainly due to the decrease in our net income for 2001 resulting from the reversal of the accrual during 2001 and 2000 of the unbilled US PPI adjustments to our tariffs referred to above, and the increase in other receivables, resulting principally from payments made in 2001 in respect of take-or-pay obligations under our gas purchase contracts. We collected these receivables in 2002 by receiving gas at no additional cost to us.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.137.5 million during 2001 compared to Ps.98.6 million used during the previous year, representing an increase in our investments in fixed assets in accordance with our investment plans.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Ps.75.2 million during 2001, compared to Ps.117.7 million used in financing activities during the previous year. This variation was mainly due to lower payments of principal during the year 2001, partially offset by the issuance of debt in 2001 as compared with the 2000.

Modification of Argentine GAAP

Effective December 8, 2001, the Governing Board of FACPCE approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in Argentine GAAP relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, "Derivative financial instruments and hedging transactions", which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable beginning January 1, 2003.

These new rules were approved, with certain amendments, by the CNV in Resolution 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003. The CNV resolution allows for early adoption of those rules.

These changes, as they apply to us, primarily require:

    that certain receivables and payables be booked at a discounted value;
    (a) reporting by segment, (b) reporting of earnings per share and (c) presenting comparative accounting information for interim periods.

Note 17 to the Annual Financial Statements describe certain changes to Argentine GAAP that will be in effect as from the next fiscal year. Implementation of the new rules will imply the adoption, for Argentine GAAP purposes, of certain principles that are also in accordance with U.S. GAAP and currently result in reconciling items or additional disclosures. The effect under Argentine GAAP of the adoption of the new rules, considering the modifications introduced by the CNV in its adoption of those rules on January 14, 2003, is currently under analysis by our management and could result in a material effect on our financial statements under Argentine GAAP for the next fiscal year.

Subsequently, effective February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5, indicating information about related companies to be included in financial statements. On February 18, 2003, the CPCECABA approved Technical Resolution No. 21, for fiscal years beginning on or after April 1, 2003.

Net (loss) income under Argentine GAAP for the years ended December 31, 2002, 2001 and 2000 was approximately Ps.(489.4) million, Ps.60.7 million and Ps.111.1 million, respectively, as compared to approximately Ps.(452.3) million, Ps.(437.9) million and Ps.123.1 million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2002 and 2001 was Ps.784.6 million and Ps.1,256.2 million, respectively, as compared to Ps.234.9 million and Ps.687.3 respectively under US GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 21 to our Annual Financial Statements for information regarding recent accounting pronouncements under US GAAP.

      Liquidity and Capital Resources

      Debt

      As of December 31, 2002, our total financial debt, all of which was classified as short-term, amounted to Ps.1,420.3 million and our total capitalization amounted to Ps.2,204.9 million, consisting of financial debt of Ps.1,420.3 million and shareholders' equity of Ps.784.6 million. Our financial debt as a percentage of our total capitalization amounted to 64.4% as of December 31, 2002 and 42.5% as of December 31, 2001.

      On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness. See Item 3: "Risk Factors-Risk Factors Related to Us-On March 25, 2002 we suspended our payments of principal and interest on all of our financial debt and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License".

      Certain of our creditors have requested that we launch a debt restructuring plan prior to completion of the renegotiations of our tariffs with the Argentine government. Accordingly, we intend to develop and present a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness.

      Sources of Funds

      Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines. Since the beginning of the Argentine crisis, in December 2001, we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. Domestic and international financial markets are closed to us as they are to most other Argentine companies. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility's tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per U.S.$1, and the devaluation of the Peso, we lost access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. Notwithstanding the foregoing, during 2002 we made two extraordinary payments of accrued interest on our financial debt as an indication of our intention to discharge our indebtedness and to treat all of our financial creditors equitably.

      We applied our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. Certain of our creditors have requested that we launch a debt restructuring plan prior to completion of the renegotiations we are engaged in with the Argentine government with respect to our tariffs. Accordingly, we intend to develop and present a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness.

      During 2002, we maintained proactive communication with our creditors. We informed our financial creditors of our suspension of payments of interest and principal on our financial indebtedness, as described above, and we subsequently notified our financial creditors of our financial condition. In order to communicate effectively with our equity investors and financial creditors we arranged regular conference calls to update them on our general financial condition and information regarding our earnings during the year 2002. In addition, we made two extraordinary payments of accrued interest to all of our financial creditors on a pro rata basis: (i) the first for an aggregate amount of U.S.$13.8 million made on August 12, 2002 and applied to interst accrued through April 30, 2003, of which U.S.$13.2 million was delivered from the early termination of a Euro Swap Agreement and U.S.$0.6 million from internally generated funds, and (ii) the second for an aggregate amount of U.S.$12.6 million made on November 1, 2002 with the internally generated funds which were applied to interest accrued on Series A Notes to October 1, 2002, Series B Notes to September 27, 2002, Series C Notes to September 30, 2002 and other financial indebtedness to September 30, 2002.

      Research and developments, patents and licenses, etc.

      Not applicable

      Trend information

      See Item 3: "Key Information-Risk Factors" and Item 4: "Information on the Company-Our History and Development-Supply of and Demand for Natural Gas" "Information on the Company-Business Overview-Tariffs" and "-Regulatory Framework".

      Off-balance sheet arrangements

See Item 4: "Information on the Company-Business Overview-Commercial Contracts".

    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    .

      Directors and Senior Management.

      The management of our business is vested in our Board of Directors. Our By-laws (Estatutos Sociales) provide for a Board of Directors consisting of nine directors and the same number of alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom such alternate director is acting. Directors and alternate directors are elected at the special shareholders' meeting for each class of our stock, which is called at the same time as our annual ordinary shareholders' meeting, to serve one-year renewable terms. However such elected directors and alternate directors will serve until new directors and alternate directors are elected at a special shareholders' meeting for each class of stock. The Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

      Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect one director and one alternate director. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions". The ninth director is appointed by holders of a majority of our shares acting as one single class at our special shareholders' meetings.

      Pursuant to the Shareholders Agreement among British Gas International, B.V. and YPF S.A., as amended and restated on March 28, 2003, of the eight directors who could be nominated by Gas Argentino, BGI appoints five directors and YPF appoints two directors, and the president of the Board of Directors is appointed by common agreement of BGI and YPF. See Item 8: "Financial Information-Significant Changes".

      Directors

      The members of our Board of Directors as of the date of this Annual Report are set forth below.
__________________Name________________________	____________Position____________	_________Date of Appointment________
Rick Lynn Waddell(a)	President	2003
Vito Sergio Camporeale(a)	Vice President	2002
Luis Augusto Domenech(a)	Director	2003
Graham John Cockroft(a)	Director	2000
Victor José Sardella	Director	2000
Néstor Omar Grancelli(c)	Director	1999
Marcelo Gabriel Figueroa(a)	Director	2003
Antony Seigel(a)	Director	2003
Teodoro Marcó(b)	Director	2002
Simon Timothy Moffatt (a)	Alternate	2003
Cristián Marcaida(a)	Alternate	2002
José Daniel Rico(a)	Alternate	2002
Rubén Daniel Suárez(c)	Alternate	1999
Armando Henriques(a)	Alternate	2003
Gabriella Silvina Aguilar(a)	Alternate	2003
Cynthia Giménez Arrillaga(a)	Alternate	2003
Fernando Daniel Porta(b)	Alternate	2003
Rogelio Driollet Laspiur	Alternate	2003

      ______

      Notes:

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors.

      Rick Lynn Waddell, 43, joined us in 2003 and is president of our Board of Directors. He received a Ph.D. in International Relations from Columbia University, a Masters of Public Administration from Webster University, and a Masters of Arts from Oxford University, which he attended as a Rhodes scholar. He began his career as a combat engineer officer in the US Army, serving twelve years on active duty. After leaving active duty, he joined Wal-Mart International as Regional Logistics Manager for South America. He then joined Enron as a project developer. He subsequently held a variety of positions, including Regional Operating Officer for Enron South America and President of Enron Gas do Brasil. His responsibilities included asset management oversight for various South American pipeline and utility companies, as well as supervision of South American Regulatory Affairs. He is currently a Member of BG Group's Executive Committee and has responsibility for activities in South America. He is based in São Paulo and is responsible for all upstream and downstream activities, including Comgas in São Paulo and Metrogas in Buenos Aires.

      Vito Sergio Camporeale, 56, is vice president of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 1999 he has been Argentine Administration Director of Repsol YPF S.A. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the Controller Director for ASTRA Group.

      Luis Augusto Domenech, 50, currently serves as a member of our Board of Directors. He has approximately 20 years of experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our General Director in 2002, Mr. Domenech served as our Administration and Finance Director. He has a degree in business administration from the University of Buenos Aires.

      Graham John Cockroft, 40, currently serves as a member of our Board of Directors. He has a Masters of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved with the company to South America and is currently the Regional Strategy Manager of BG Group in South America. His responsibilities include asset management oversight for various South American pipeline and utility companies. He is currently on the board of Gas Argentino.

      Victor José Sardella, 52, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and new projects sector of ASTRA C.A.P.S.A. Currently, he is the general manager of Pluspetrol Energy S.A.

      Néstor Omar Grancelli, 83, currently serves as a member of our Board of Directors. He attended courses for consular service and politics. He was Director of our Employee Stock Ownership Plan (PPP). Currently, he is the Vice President of Nación Seguros de Vida S.A. and Vice President of Nación Seguros de Retiro S.A.

      Marcelo Gabriel Figueroa, 37, currently serves as a member of our Board of Directors. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the new business Directorate of Astra before joining us in December 1992, where he served in several operational and commercial positions.

      Antony Seigel, 41, currently serves as a member of our Board of Directors. He is the Downstream Operations Manager of BG Group and has worked for BG Group for almost 25 years.

      Teodoro Marcó, 32, is an alternate member of our Board of Directors. He has a law degree from University of Buenos Aires and a masters in international law from Southern Methodist University School of Law in Texas. He previously worked at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h).

      Simon Timothy Moffatt, 41, currently serves as a member of our Board of Directors. He has a degree in Economics & Accounting from Bristol University and is a member of the Institute of Chartered Accountants in England & Wales. After eight years in private practice and the financial services industry, he moved to BG Group in 1992. He is currently Regional Finance Manager for BG Group's South America region and lives in São Paulo, Brazil.

      Cristián Marcaida, 35, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a master's degree in business administration at the IAE. Currently he works in the business development area of BG Group Argentina.

      José Daniel Rico, 50, is an alternate member of our Board of Directors. He is a law graduate of Salvador University. He specializes in company law. For the period 1986 to 1993, he worked as Legal Matters manager in IMPSA and was a principal lawyer in Astra Holding from 1993 to 1999. From 2000 to 2001, he resided in Spain, where he worked for Repsol S.A. as a supervisor of legal matters in Brazil, Chile, Ecuador and Perú, and advised the international downstream business area. Currently he is the legal manager of the refinery, marketing, chemistry and electricity areas of YPF.

      Rubén Daniel Suárez, 48, is an alternate member of our Board of Directors. He is an employee at MetroGAS. He was previously employed by Gas del Estado in the operations area.

      Armando Henriques, 46, is an alternate member of our Board of Directors. He has a degree in chemical engineering from de Military Institute of Engenharia. He has a master's degree in Business Administration from University Federal of Rio de Janeiro. He is the Regional Commercial Manager (South America) of BG Group.

      Gabriella Silvina Aguilar, 37, is an alternate member of our Board of Directors. She has a degree in Foreign Trade and Business Administration. Also, she has a master's degree in Business Administration from the Business Development Institute in Argentina and a degree in Natural Gas Management from Oxford University. She has been working for British Gas Argentina in the business development area and previously, she worked for Enron International as Regional Gas Marketing Manager.

      Cynthia Giménez Arrillaga, 36, is an alternate member of our Board of Directors. She is a Certified Public Accountant and has also a Business Administration degree from the University of Buenos Aires. She has been working in BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000, and recently she has been appointed to the position of Office General Manager for Argentina. Previously, she worked at PricewaterhouseCoopers, Buenos Aires, Argentina, from June, 1998 to April, 2000.

      Fernando Daniel Porta, 41, is an alternate member of our Board of Directors. He is an industrial engineer from University of Buenos Aires and has a post graduate degree in business administration from the Technological Institute in Buenos Aires. He worked in the Direction of Economic Planning in ALUAR SA and in the Direction of New Business in ASTRA CAPSA. He is working for Repsol-YPF in the Direction of Affiliate Companies LAM and he manages the Company's Electric Business.

      Rogelio Driollet Laspiur, 49, is an alternate member of our Board of Directors. He is a lawyer and a graduate of the University of Buenos Aires. He has been working in YPF SA as Corporate Business Manager since April 2001. He worked in Eg3 S.A., Eg3 Red S.A. and Eg3 Asfaltos as Managing Lawyer between 1994 and 2001. During 2000 he was Director of Astra CAPSA.

      Officers

      Set forth below is a list of our principal executive officers. All of our executive officers are residents of Argentina.
__________ Name_______________________	____________________ Position____________________
Luis Domenech	General Director
Marcelo Figueroa	Operations Director
Enrique Barruti	Human Resources Director
Fernando Aceiro	Commercial Director
Roberto Brandt	Corporate Affairs Director
Eduardo Villegas Contte	Administration and Finance Director
Juan Pablo Mirazón	Internal Auditor Director

      Luis Augusto Domenech. See Item 6: "-Directors and Senior Management- Directors"

      Marcelo Figueroa, 37, was appointed to his current position as Operations Director in 2002. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the new business Directorate of Astra before joining us in December 1992, where he served in several operational and commercial positions.

      Enrique Barruti, 55, was appointed to his current position as Human Resources Director in 1997. He has more than 20 years of local and international experience in human resources and has worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University. Mr. Barruti holds a degree in economics.

      Fernando Aceiro, 38, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Católica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

      Roberto Brandt, 47, was appointed to his current position as Corporate Affairs Director in 2000. He is an a economics graduate of the University of Buenos Aires and has a master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and price chief of YPF, an advisor to the Argentine Energy Secretary and a consultant regarding domestic and international oil, gas and electricity issues.

      Eduardo Villegas Contte, 47, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

      Juan Pablo Mirazón, 36, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

      Supervisory Committee

      Our By-laws provide for a Comisión Fiscalizadora (the "Supervisory Committee") consisting of three members and three alternate members elected by our shareholders to terms of one year. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: "Major Shareholders and Related Party Transactions".

      Under our By-laws, meetings of the Supervisory Committee may be called by any member of the Supervisory Committee. The quorum for such meeting of the Supervisory Committee is 3 of its members. Resolutions of the Supervisory Committee must be passed by a majority of its members to be valid. Under the Argentine Corporations Law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing compliance by the Board of Directors of applicable laws, our By-laws and shareholders' resolutions, preparing a report to our shareholders on our financial statements, attending shareholders' meetings and providing information upon request by holders of at least 2% of our capital stock. The Supervisory Committee is also authorized to call ordinary and extraordinary shareholders' meetings and to place items on the agenda for meetings of shareholders or the Board of Directors. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law. Our directors, officers or employees and those of our affiliates may not be members of the Supervisory Committee.

      The members and the alternate members of the Supervisory Committee as of the date of this Annual Report are set forth below:
_____________________Name______________________	_________________Position___________________	____Profession___
Miguel Angel Urus	Member	Accountant
Jorge San Martín	Member	Accountant
Oscar Alberto Oroná	Member	Attorney
Daniel Alejandro López Lado	Alternate	Accountant
Alejandro Pablo Frechou	Alternate	Accountant
Eduardo Raúl Germino	Alternate	Accountant

      Miguel Angel Urus, 37, is a public accountant and holds a degree in business administration. Since 1987, he has held various positions at PricewaterhouseCoopers, Buenos Aires, Argentina, where he joined the technical committee of Accountancy and Auditing. Currently he is a partner at PricewaterhouseCoopers, Buenos Aires, Argentina.

      Jorge Alberto San Martín, 48, is a public accounting graduate of University of BelgraNo. Since 1983, he has held several positions at PricewaterhouseCoopers, Buenos Aires, Argentina, as an expert in the tax area and specialized in oil and gas, manufacturing and companies that render services. Currently he is a partner at PricewaterhouseCoopers, Buenos Aires, Argentina.

      Oscar Alberto Oroná, 56, is the Legal Affairs Manager of the petroleum and gas division of YPF. Mr. Oroná holds a law degree from University of Belgrano.

      Daniel Alejandro López Lado, 41, is a public accountant. Since 1983 he has held various positions atPricewaterhouseCoopers, Buenos Aires, Argentina. Currently he is a partner at PricewaterhouseCoopers, Buenos Aires, Argentina.

      Alejandro Pablo Frechou, 44, is an accountant. Since 1980 he has worked for several companies in the auditing area and has experience in oil, iron and communications companies. Currently he is a partner at PricewaterhouseCoopers, Buenos Aires, Argentina.

      Eduardo Raúl Germino, 45, is a public accounting graduate of University of Buenos Aires, specializing in the tax area. From 1987 to 1991 he worked in Astra Evangelista as a tax chief. From 1991 to 2000 he worked at Astra C.A.P.S.A. as a tax chief. Currently he is the tax manager at YPF.

      Audit Committee

      Pursuant to Decree No. 677/2001 the CNV issued Resolutions No. 400 on March 26, 2002 and No. 402 on April 25, 2002, setting out preliminary criteria for establishing Audit Committees (Comités de Auditoría). Accordingly, we are required to establish an Audit Committee comprised of at least three directors the majority of whom (i.e., at least two) must be independent of us and our controlling shareholders and may not hold any executive position with us. Pursuant to Resolution No. 402 of the CNV, the Audit Committee must be established not later than May 28, 2004. It has not required such establishment as of the date of this Annual Report. As required by Resolution No. 402, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

      In light of developments in local regulations and American law concerning corporate governance, our Board of Directors established an interim Audit Committee on May 10, 2002 which will continue until a permanent Audit Committee is established pursuant to Decree No. 677/2001. The role of the interim Audit Committee is (1) to maintain a suitable system of controls; (2) to monitor risk management activities; (3) to monitor compliance with law and regulations; (4) to review our accounting information and oversee compliance with generally accepted accounting principles; (5) to supervise internal audit activities; (6) to monitor the external audit process; and (7) to supervise behavior to insure that it is ethical.

      The Board of Directors appoints the members of the Audit Committee and may increase or reduce the number of its members. The members' duties may not be delegated.

      Currently, the members of the Audit Committee are Luis Domenech, Graham John Cockroft and Vito Sergio Camporeale. See Item 6: "-Directors, Senior Management and Employees-Directors and Senior Management".

      Other Positions Held

      The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this Annual Report:
Name	Profession	Company	Position
Ricky Lynn Waddell	Business Administrator	Gas Argentino S.A. BG Group	Director of Gas Argentino S.A. Executive Vice President and Managing Director of BG Group
Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Director of Gas Argentino S.A.
Marcelo Gabriel Figueroa	Engineer	Gas Argentino S.A	Director of Gas Argentino S.A
Antony Seigel	Engineer	BG Group	Downstream Operation Manager BG Group

Name	Profession	Company	Position
Graham John Cockroft	Business Administrator	Gas Argentino S.A BG GNV do Brasil Ltda. Comgas TBG	Director of Gas Argentino S.A Delegate - Manager Administrative Counsel Permanent Member of the Administrative Council
Vito Sergio Camporeale	Public Accountant	YPF S.A., Gas Argentino S.A.; MEGA S.A.; Central Dock Sud S.A.; Dock Sud S.A.; Caveant S.A., Petroken S.A.

      Director of Sociedades Participadas LAM in YPF S.A.

      Director of GAS ARGENTINO S.A.; President of Compañía MEGA S.A.; President of Central Dock Sud S.A.; Director of Inversora Dock Sud S.A.; Director of Caveant S.A. Alternate Director of Petroken S.A.

Teodoro Miguel Marco	Lawyer	YPF S.A.	Gas and LPG Manager in the Legal Department of YPF S.A.
Victor José Sardella	Industrial Engineer	Pluspetrol Energy S.A.; Dock Sud.; Central Dock Sud. S.A.; Inversora Dock Sud. S.A.; GASA	General Manager of Pluspetrol Energy S.A. Director of Central Dock Sud S.A., Vice President of central Dock Sud S.A. Director of Inversora Dock Sud S.A. Director of GASA S.A.

Nestor Omar Grancelli	Consultant	Nación Seguros SA	Director of Nacion Seguros SA

Armando Henriques	Chemical Engineer	BG Group (South America); Gasoducto Cruz del Sur; COMGAS TBG.	Regional Commercial Manager of BG Group (South America). President of the Board of Gasoducto Cruz del Sur. Board Member of COMGAS and TBG.
Cristian Marcaida	Mechanical Engineer	BG Group Argentina	Business Development in BG Argentina

Gabriela Silvina Aguilar	Business Administrator and Foreign Trade	BG Group Argentina	Business Development Area in BG Argentina
Cynthia Gimenez Arrillaga	Business Administrator and Public Accountant	BG Group; BG Group Argentina	Finance and Administration Manager of BG Group, Office General Manager for BG Argentina
Simon Timothy Moffatt	Accountant	ComGas Conselho Fiscal	Member of ComGas Conselho Fiscal
José Daniel Rico	Lawyer	YPF S.A.	Legal Manager of Refinery, Marketing, Chemistry and Electricity areas in YPF S.A..
Fernando Daniel Porta	Engineer	GASA; MEGA SA.; Inversora Dock Sud SA. Central Dock Sud SA.	Alternate Director of GASA and MEGA SA. Director of Inversora Dock Sud SA. and Central Dock Sud SA.
Name	Profession	Company	Position
Rogelio Driollet Laspiur	Lawyer	YPF S.A.	Corporate Business Manager in YPF
      Compensation.

      Argentine law provides that the aggregate annual compensation paid to all our directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and the statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2002, the aggregate compensation of all our directors, alternate directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps.4.5 million, including amounts reserved to provide for pension, retirement or similar benefits.

      Board Practices.

      Our Board of Directors' duties and responsibilities are established by Argentine law and our By-Laws.

      Our Board of Directors is comprised of a minimum of nine directors and alternate directors. The directors and alternate directors serve one-year renewable terms and are elected at special shareholders' meetings held in conjunction with our annual ordinary shareholders' meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

      We also have a Supervisory Committee that oversees our management. See Item 6: "-Directors and Senior Management-Supervisory Committee".

      No director or principal executive officer has entered into an employment agreement with us.

      Employees.

      As of December 31, 2002, we had 1,003 full-time employees and two temporary employees, a reduction of approximately 49% from the Takeover Date.

      The following table sets forth the number of employees at December 31, 2002 by department:
Department	Number of Employees at December 31, 2002
General directorate	43
Operations	416
Human resources	57
Commercial	381
Corporate affairs	15
Administration and finance	93
Total	1,005

      On December 28, 1992, 1,975 employees were transferred to us from Gas del Estado. In February 1993, we launched a voluntary retirement plan under which 1,268 employees elected to accept early retirement at a cost to us of Ps.36.7 million. We amortized such cost over five years, ending December 2000. The voluntary retirement plan was part of a plan to reduce costs, achieve personnel levels consistent with international industry norms and restructure our internal organization.

      As of December 28, 1992, approximately 90% of our employees belonged to one of three unions, covering workers, supervisors and managers. Due to the "public service" nature of the services and as contemplated by the Labor Reform Law (Law No. 25,250), we have agreed with Sindicato Capital, a union that represents all of our non-supervisory employees who belong to a union, that its members will render at least the minimum level of services required to prevent the interruption of our service. As of December 31, 2002, approximately 32.5% of our employees were affiliated with Sindicato Capital, approximately 0.1% were affiliated with Asociación del Personal Jerárquico ("APJ"), approximately 0.2% were affiliated with Unión del Personal Superior ("UPS") and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2003 we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future. We cannot predict the effects of any such potential conflicts.

      Share Ownership.

    As of the date of this Annual Report, Rubén Daniel Suárez, one of our alternate directors, owned a total of 91,187 Class C Shares. This share ownership represents less than 1% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this Annual Report.

    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    .

      Major Shareholders.

      Our shares are comprised of three classes of common stock, par value Ps.1 per share: (1) Class A shares representing 51% by our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C Shares representing 10% of our capital stock. Each class of shares is entitled to one vote. As of the date of this Annual Report, the number of our outstanding shares by class was as follows:
Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2002.
___________Shareholders________	__Class of Shares_	Number of Shares _____Owned___	Approx. % of _____Class____	Approx. % of _Outstanding Shares_

Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V	B	38,941,720	17.5%	6.8%
Private Investors	B	74,892,522	33.7%	13.2%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208		100.0%

      _______________

      Notes:

      (a) The Class C Shares were set aside by the Argentine government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-Our History-Privatization of Gas del Estado and Creation of MetroGas".

      In November 1994, we completed a worldwide offering of 93,500,000 Class B Shares (the "Combined Offering"), consisting of 5,610,000 American Depositary Shares, each representing ten Class B Shares, offered outside Argentina and 37,400,000 Class B Shares offered in Argentina. All of the Class B Shares sold in the Combined Offering were sold by the Argentine government, acting through the Ministry of Economy and Public Works and Services. The Class B Shares sold in the Combined Offering represented approximately 18.2% of our outstanding capital stock. As a result of the Combined Offering, the Argentine government's ownership percentage of our stock was reduced from 20% to approximately 1.8%. In January 1997, the Argentine government sold its remaining shareholding in us to private investors.

      Gas Argentino

      Gas Argentino, an Argentine corporation formed for the purpose of, and limited by its by-laws to, acting as the holding company for our shares, owns 70% of our shares, including all the Class A Shares (representing 51% of our capital stock) and approximately 49% of the Class B Shares (representing 18.7% of our capital stock). Our Class B Shares represent in the aggregate 39% of our stock. Gas Argentino controls our dividend policy and, therefore, has the power to approve or disapprove the declaration, amount and payment of our dividends, subject to applicable laws.

      Pursuant to the terms of the Pliego and since February 9, 1999, Gas Argentino has had the right to freely dispose of its Class B Shares but is required to hold its Class A Shares during the term of our License unless otherwise authorized by ENARGAS as described below. Since December 28, 1995, ENARGAS has had the right to consent to any transfer by Gas Argentino of its Class A Shares to a transferee which will own all of our Class A Shares (i) if the quality of the service provided by us will not be affected by the transfer and (ii) if it is made pursuant to a transaction in which the existing Technical Assistance Agreement or a new agreement approved by ENARGAS is in force. The aforementioned restrictions apply in the event of any dilution of the shareholdings of Gas Argentino in us by virtue of the issuance of shares or by other means.

      Gas Argentino may petition ENARGAS for permission to liquidate its assets and distribute its shares in us to its shareholders. Such approval may be granted if ENARGAS determines that the capital market conditions are appropriate and if such action would not adversely affect the public interest.

      Shares in Gas Argentino as of December 31, 2002 were held as follows:
____Shareholder____	Percentage of Outstanding Common Shares _____of Gas Argentino___	Indirect Percentage Interest in _____MetroGAS____

BGI	54.67%	38.27%
YPF	45.33%	31.73%
Total	100.00%	70.00%

      Set forth below is a brief description of Gas Argentino's shareholders.

      BGI

      BGI is a wholly owned subsidiary of BG Group. BG Group is a corporation which emerged from a privatization carried out by the British government in 1986 and certain subsequent restructurings. BG Group owns and operates one of the world's most extensive gas transportation systems. It is also a leader in technology and research and provides consulting and technical assistance throughout the world.

      YPF

      YPF is a subsidiary of Repsol YPF S.A., the direct owner of 98.99% of the capital stock of YPF. Repsol YPF S.A. is an integrated oil and gas company which is engaged in all areas of the oil business, including exploration, development and production of crude oil and production of natural gas, crude oil transportation, refining of crude oil, production of crude oil by-products and marketing of crude oil, crude oil by-products, petrochemicals and liquid petroleum gas.

      Shareholders Agreement

      The holders of Gas Argentino's common shares are parties to a Shareholders Agreement (the "Shareholders Agreement") which provides that certain majorities and voting percentages must be obtained before Gas Argentino may take certain specified actions or cause us to take such actions, including: amending our By-Laws, the by-laws of Gas Argentino, our License or the Technical Assistance Agreement; providing for new capital increases, contributions or reductions; approving corporate reorganizations; undertaking acquisitions or joint ventures; entering into new businesses other than gas distribution; and entering into sales or leases of assets, extensions of credit, borrowings and other contractual obligations that are in excess of a monetary threshold specified in the Shareholders Agreement.

      The Shareholders Agreement provides a right of first refusal in favor of one shareholder of Gas Argentino if the other shareholder wishes to dispose of its common shares in Gas Argentino whereby the non-selling shareholder has the right to purchase the offered shares.

      Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2002 was as follows:
__________Country____________	_____________Class____________	___________Amount_____________

Argentina	A	290,277,316(a)
	B	169,117,440(b)
	C	56,917,121
Other countries	B	52,859,331

      ______

      Notes:

      (a) Held by Gas Argentino.
      (b) 108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2002, the number of record holders of our stock in Argentina was 880 and in other countries was 63.

      Related Party Transactions.

      We have a number of technical and related agreements with BG Group. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps.5.3 million, Ps.11.3 million and Ps.18.0 million under the Technical Assistance Agreement during the years ended December 31, 2002, 2001 and 2000, respectively. In addition, we reimbursed BG Group and its subsidiaries approximately Ps.4.4 million, Ps.3.0 million and Ps.3.2 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2002, 2001 and 2000, respectively, under the terms of a Manpower Supply Agreement between us and BG Group. BG Group, through BGI, indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement".We have purchased gas from YPF in the ordinary course of our business. YPF owned 45.33% of the capital stock of Gas Argentino as of December 31, 2002. We accrued approximately Ps.47.7 million and Ps.83.8 million during the years ended December 31, 2002 and 2001, respectively, for gas purchases from YPF. As of December 31, 1999. Astra owned, directly and indirectly, 45.33% of the capital stock of Gas Argentino which subsequently became the property of YPF. We accrued approximately Ps.179.8 million during the year ended December 31, 2000 for gas purchases from Astra and its affiliates.

      Under the Gas Act and Decree No. 1,738/1992, any individual or group producer of gas that is a controlling shareholder of Gas Argentino is prohibited from supplying (either directly or indirectly through other producers or resellers) more than 20% of the gas purchased by us in any given month. BG Group is not a gas producer in Argentina. In addition, we are prohibited from giving any of Gas Argentino's shareholders preferential treatment. Our management has managed and intends to continue managing our gas purchases and the other aspects of our business so as not to violate any such prohibitions.

      Additionally, during the years ended December 31, 2002, 2001 and 2000 we accrued expenses related to certain transportation contracts with Gas Natural BAN S.A., indirectly related to YPF (as of December 31, 2001) and Astra (as of December 31, 2000), amounting to approximately Ps.17.3 million, Ps.28.9 million and Ps.22.7 million, respectively. As of December 31, 2000, we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to Astra, for approximately Ps.2.9 million.

      We supplied gas and transportation and distribution services of approximately Ps.2.3 million, Ps.4.4 million and Ps.13.0 million during the years ended December 31, 2002, 2001 and 2000, respectively, to companies directly or indirectly related to YPF (as of December 31, 2002 and 2001) and Astra (as of December 31, 2000), including Central Dock Sud S.A., EG3 Red S.A., EG3 S.A., YPF S.A., YPF Gas S.A., Gas Natural BAN S.A. and Operadora de Estaciones de Servicio S.A.

      Our management believes that all our transactions with related parties were negotiated on an arm's-length basis and contain terms no less favorable to us than we could have obtained in transactions with unrelated parties.

      For further information regarding certain transactions with related parties, see Note 7 to our Annual Financial Statements and Item 6: "Directors, Senior Management and Employees-Directors and Senior Management-Commercial Contracts".

      Interests of Experts and Counsel.

    Not Applicable.

    FINANCIAL INFORMATION

    .

      Consolidated Statements and Other Financial Information.

Our Annual Financial Statements are filed as part of this Annual Report.

Legal Proceedings

Transfer to Tariff-Turnover Tax

Prior to the privatization of Gas del Estado, the jurisdictions in which our service areas are located (the City of Buenos Aires and the Province of Buenos Aires) imposed a turnover tax on the portion of Gas del Estado's bills to its customers reflecting Gas del Estado's distribution margin. Our tariffs were established on the assumption that our tariffs would be taxed in the same way. In 1993 the City of Buenos Aires and the Province of Buenos Aires began imposing their turnover taxes on the portion of our bills to our customers reflecting the sum of our distribution margin plus our gas supply and transportation costs. On March 20, 1997 and in accordance with the Gas Act and related decrees, we petitioned ENARGAS for permission to pass through to our customers the increased turnover taxes payable by us as a result of this change.

On August 15, 1997, by means of Note No. 2,966, ENARGAS informed us that the Ministry of Economy and Public Works and Services had concluded that, on the basis of various rulings issued by the Province of Buenos Aires Revenue Bureau, there had in fact been a change in the turnover tax imposed by the Province of Buenos Aires. As a result, ENARGAS authorized the application of a "non-recurring rate adjustment mechanism" contemplated under the Regulatory Framework for cost variations resulting from changes in tax regulations.

On November 17, 1997, after having performed an audit of the presentation made by us regarding the turnover tax levied by the Province of Buenos Aires from January 1993 to December 31, 1997, ENARGAS issued resolution No. 544/1997 authorizing the passing through to tariffs of the claimed amounts. In addition, the above-mentioned resolution established a term for the recovery of the amounts we had not passed through to customers through January 13, 1998, the date on which ENARGAS approved the application of the non-recurring rate adjustment mechanism (the "Adjustment Mechanism").

On January 12, 1998, ENARGAS issued Note No. 108, which provided for the Adjustment Mechanism to December 31, 1997. In this Note, ENARGAS authorized recovery of interest at a rate of 6% per annum on the under-invoiced amounts during the period between January 1993 and December 1997. The sums relating to the impact on tariffs resulting from the difference in the taxable base for the calculation of turnover tax in the Province of Buenos Aires accumulated during the above-mentioned period, net of amounts previously recovered, amounted to Ps.14.6 million, and have been included as "other income" in our income statement for the year ended December 31, 1997. In addition, interest accrued on the amounts originally accumulated at December 31, 1997, calculated at the rate of interest defined in Note No. 108 issued by ENARGAS, total Ps.2.2 million and have been included as financial and holding results in our income statement for the year ended December 31, 1997. In view of the term for recovery established by ENARGAS for Ps.16.8 million accumulated at December 31, 1997, ENARGAS established in Note No. 108 that such amounts accrue interest at a rate of 9.5% per annum on balances pending recovery at the end of each of our fiscal years. This recovery is detailed in a separate line item of the gas invoice, and it corresponds to users located in the Province of Buenos Aires.

On March 20, 1998, we petitioned ENARGAS for permission to pass through to our tariff the cost variation resulting from the increase in turnover tax in the City of Buenos Aires. The claim made by us was rejected through Resolution No. 1,787, dated July 14, 2000. On August 23, 2000 we appealed this decision. Resolution of this matter by ENARGAS is still pending.

Stamp Tax

We may be subject to certain liabilities arising out of stamp tax claims.

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of the stamp tax, it applies only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance ("Tacit Acceptance Contracts"). We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

On January 26, 2000, the tax authorities of the Province of Neuquén informed us that we are liable for stamp taxes for up to Ps.14.5 million with respect to Tacit Acceptance Contracts executed by us and gas companies after the privatization of Gas del Estado. On April 4, 2001, the tax authorities of the Province of Neuquén notified us of the final determination with respect to contracts transferred by Gas del Estado to us and entered into before the privatization of Gas del Estado, of which we are allegedly liable for an amount of Ps.48.1 million (including fines and interest). Additionally, the Province of Neuquén asserted that we are liable for stamp tax of Ps.23.8 million (including fines and interest) in respect of transportation contracts entered into after the privatization of Gas del Estado.

We have filed a declaratory action against the Province of Neuquén with the Supreme Court of Argentina to determine the validity of the claims made by the Province of Neuquén and to request that the Supreme Court, on the basis of similar cases, order an injunction against the Province of Neuquén with respect to such claims. The Supreme Court upheld the request and instructed Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed us of the final determination made by the Province of Río Negro regarding the contracts transferred by Gas del Estado and entered into by us and TGS before and after the privatization of Gas del Estado establishing that we are responsible for an amount of up to Ps.148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all the collection proceedings until the Supreme Court issues a final ruling.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the Takeover Date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. We have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change.

Government of the City of Buenos Aires - Occupancy of Public Space

The regulatory framework establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for the licensed service, including communication lines and interconnections to third parties.

In 1997, we and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, we agreed to pay the GCBA Ps.0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed us that, in the case of the study, revision and inspection of works in public spaces levy, we would have to demonstrate the impact of the changes on end-user prices, whereas, in the case of the occupancy of public space levy, we would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps.5.2 million for 2000.

In addition to the amount claimed onMay 16, 2001, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps.7.7 million relating to the years 2000 and 2001. Subsequently the GCBA claimed said amount for 2002 and also claimed unpaid amounts in relation to the agreement entered into in 1997 (Ps.0.7 million and Ps.0.3 million, respectively). We filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps.16.3 million, payable by us on May 31, 2003. We filed an administrative appeal against this claim. In addition, we gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by our customers in the City of Buenos Aires of any amounts we are required to pay as a result of these claims..

We have consistently denied legal validity for the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works levy should be the one established in the SWA which we paid regularly.

Notwithstanding the above, we are continuing our negotiations with the GCBA on these matters. We can give no assurance as to the outcome of such negotiations or whether other jurisdictions may claim similar levies.

We have also received similar claims for small amounts from municipalities in the Province of Buenos Aires, some of which we have paid.

Penalties

Pursuant to ENARGAS' Resolution No. 2778 dated January 7, 2003, ENARGAS determined that the amount of Ps.3.8 million were charges unduly collected by us from our customers and fined us Ps.0.5 million due to such undue collection of charges. On February 12, 2003, we challenged such Resolution by initiating appropriate administrative proceedings with respect to the rationale of such Resolution and the rate of interest applied to our fine (recurso de reconsideración y alzada en subsidio). We have established reserves with respect to any potential liability we may have based on what we reasonably consider such liability would be.

Income Tax - Bad debt deduction

On November 5, 2002, we were notified by the Administración Federal de Ingresos Públicos ("AFIP") of its ex officio ruling that disallowed bad debt deductions on our income tax returns for 1996 and 1997 and ordered an increase in our tax liability for those years of $0.9 million and $1.6 million, respectively.

The AFIP rejected the tests we had applied to determine whether a bad debt was deductible (the disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained or removal of a meter from the location of a customer which owed us less than $1,000) and stated that we should have commenced legal proceedings to recover the bad debts. On November 26, 2002, we appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2442/02 was published to provide that, for years ended after the date of publication, we may deduct as a bad debt a debt not exceeding an amount (subsequently set by AFIP at Ps. 1,500) if it has remained unpaid for 180 days, notice of non-payment had been served on the debtor and the debtor's service had been disconnected or we have otherwise ceased to provide service to the debtor.

Dividend Policy

We do not have a formal policy governing the amount and payment of dividends. However, we paid dividends regularly until November 15, 2001. The amount and payment of dividends are determined by majority vote of our shareholders and the recommendation of our Board of Directors.

Since Gas Argentino owns 70% of our capital stock, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on our earnings, financial condition and other factors, including the requirements of Argentine law. All our shares of capital stock rank pari passu with respect to the payment of dividends.

We have paid the following aggregate dividends for the respective fiscal years:

  Fiscal year 2000: Ps.99.6 million (adjusted for inflation as of December 31, 2002) were paid in cash
  Fiscal year 2001: Ps.99.6 million (adjusted for inflation as of December 31, 2002) were paid in cash
  Fiscal year 2002: no dividends were paid

Our Board of Directors proposed to ratify an interim dividend payment for 2001. Taking into consideration that the distributed interim dividend constitutes a dividend paid in advance of net income for the year 2001, we shall transfer the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The Shareholders Meeting held on April 30, 2002 ratified the interim cash dividend and the above mentioned proposal of the Board of Directors.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual financial statements and approved by a shareholders' meeting as described below. Our Board of Directors may declare an interim dividend, in which case each member of the Board of Directors is jointly and severally liable for the repayment of the dividend if retained earnings at the close of the fiscal year in which the dividend was paid would not have been sufficient to permit the payment of the dividend.

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee, to the annual ordinary shareholders' meeting for approval. Prior to April 30 of each fiscal year, an ordinary shareholders' meeting must be called to approve the financial statements and determine the allocation of our net income for the preceding fiscal year. Under Argentine law, shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of our subscribed capital stock plus adjustments to capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. As of December 31, 2002, our legal reserve represented 3.4% of our subscribed capital stock, as adjusted. Under our By-Laws, after an allocation to the legal reserve has been made, amounts will be segregated as follows: (i) to pay the fees of the members of our Board of Directors and of the Supervisory Committee; (ii) if any preferred stock is then outstanding (we currently have no preferred stock outstanding), to pay dividends on preferred stock; (iii) to pay a profit sharing bonus to all our employees; (iv) to retain as a voluntary reserve or contingency reserve as determined by the shareholders; and (v) the remainder of the retained earnings for the year may be distributed as dividends on capital stock.

On November 6, 2002, our Board of Directors approved a legal reserve of up to Ps.3.0 million (adjusted for inflation as of December 31, 2002), which represents 5% of our 2001 net income of Ps.59.3 million (adjusted for inflation as of December 31, 2002). As the unappropriated retained earnings could not absorb the legal reserve, and, as described above, in view of the fact that the interim dividend distributed constitutes a dividend paid in advance of net income for the year 2001, the Board of Directors approved the transfer of the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The ordinary and extraordinary shareholders meeting held on April 29, 2003 ratified this action.

Dividends on ADSs

To the extent that we declare and pay dividends on our common stock, owners of the ADSs on the relevant record date will be entitled to receive any dividends on the Class B Shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid to the depositary in Pesos will be converted by the depositary into U.S. Dollars and paid to owners of ADSs net of dividend distribution fees and currency conversion expenses, except as otherwise described below. Dividends paid to owners of ADSs are currently exempt from withholding or other Argentine taxes. See Item 10: "Additional Information-Taxation-Argentine Taxes".

To the extent that the depositary can in its judgment convert Pesos (or any successor or other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the depositary is required under the Deposit Agreement to convert or cause to be converted all cash dividends and other cash distributions received by it on the Class B Shares into U.S. Dollars and to distribute the resulting U.S. Dollars to the Holders of ADSs in proportion to the number of ADSs representing such Class B Shares held by each of them, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian of the depositary in Argentina (the "Custodian"), on account of taxes or other governmental fees or charges. If the depositary determines that in its judgment any foreign currency received by it cannot be so converted on a reasonable basis, the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders of ADSs entitled to receive it.

If a distribution by us consists of a dividend in, or a free distribution of, Class B Shares, upon receipt by or on behalf of the depositary of additional Class B Shares from us, the depositary may, and shall if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of Class B Shares received as such dividend or distribution, but only after deduction or payment of the fees and expenses of the depositary. If additional ADRs are not so issued, each ADR shall thereafter also represent the additional ADSs with respect to the Class B Shares so distributed. If for any reason the depositary reasonably believes such distribution is not feasible, the depositary may, with our consent, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the advance payment of any taxes or governmental charges or the sale (at public or private sale) of the Class B Shares thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the depositary to the Holders of ADSs entitled thereto as in the case of a distribution received in cash. In lieu of issuing ADRs for fractions of ADSs, in any such case, the depositary will sell the number of Class B Shares represented by the aggregate of such fractions and distribute the net proceeds in U.S. Dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

For a discussion of U.S. and Argentine tax consequences with respect to the payment of dividends, see Item 10: "Additional Information-Taxation".

      Significant Changes.

Since December 31, 2002 the Peso has strengthened against the U.S. Dollar. On June 23, 2003, the Peso/U.S. Dollar exchange rate was Ps.2.79 to U.S.$1.00, which differs from the exchange rate of Ps.3.37 to U.S.$1.00 as of December 31, 2002, as published by Banco de la Nación.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 which establishes that financial statements corresponding to fiscal years closed as from that date shall be stated in nominal currency. Consequently, according to Resolution No. 441 issued by the CNV, we discontinued the restatement for inflation of our financial statements for periods ending after March 1, 2003.

    THE OFFER AND LISTING

    .

      Offer and Listing Details.

      New York Stock Exchange

      American Depositary Shares

      Our American Depositary Shares ("ADSs"), each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS". The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York as of February 26, 2001 (the "Depositary"). The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:
	High	Low
1998:	9.938	6.313
1999:	10.063	7.563
2000:	9.690	8.060
2001:	8.980	4.500
2002:	7.000	0.800

2001:
First Quarter	8.98	7.80
Second Quarter	8.10	6.80
Third Quarter	6.90	6.00
Fourth Quarter	6.90	4.50

2002:
First Quarter	7.00	3.12
Second Quarter	3.30	1.30
Third Quarter	1.58	0.80
Fourth Quarter	1.70	0.80

2003:
First Quarter	2.64	1.49

Recent Six Months
December 2002	1.60	1.15
January 2003	2.64	1.49
February 2003	2.55	2.20
March 2003	2.40	2.10
April 2003	3.50	2.21
May 2003	3.60	2.79
June 1 through June 23, 2003	3.90	3.28

      On June 23, 2003, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$3.90. On April 30, 2002, there were approximately 1,235,464 ADSs outstanding and approximately 50 holders of ADSs. Such ADSs represented approximately 5.6% of the total number of issued and outstanding Class B Shares as of April 30, 2003.

      Class B Shares

      The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR". The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:
	High	Low
1998:	0.99	0.60
1999:	1.00	0.77
2000:	0.96	0.80
2001:	0.88	0.46
2002:	1.10	0.32

2001:
First Quarter	0.88	0.76
Second Quarter	0.80	0.69
Third Quarter	0.69	0.56
Fourth Quarter	0.68	0.46

2002:
First Quarter	1.10	0.68
Second Quarter	0.85	0.57
Third Quarter	0.57	0.32
Fourth Quarter	0.62	0.34

Recent Six Months
December 2002	0.60	0.47
January 2003	0.82	0.54
February 2003	0.81	0.75
March 2003	0.77	0.67
April 2003	0.97	0.70
May 2003	0.97	0.83
June 1 through June 23, 2003	1.11	0.94

      On June 23, 2003, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.11 per share. On April 30, 2003, there were approximately 968 holders of Class B Shares in Argentina.

      Plan of Distribution.

      Not Applicable.

      Markets.

      The Argentine Securities Market

      There are 13 securities exchanges in Argentina, seven of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, La Plata, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades in Argentina are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2002 was approximately U.S.$21.4 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2002, the market capitalization of shares of the 107 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately U.S.$103.3 billion compared to U.S.$192.5 billion on December 31, 2001. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores ("stock market") affiliated with such exchange.

      Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the "MAE" or the "OTC Market"), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the "Buenos Aires Stock Market") and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

      The CNV has passed a set of resolutions establishing a system of self-regulating entities under which each exchange and the MAE are responsible for developing and implementing regulations establishing regulations for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith, subject to the approval and oversight of the CNV.

      The Buenos Aires Stock Market

      The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:30 a.m. to 6:00 p.m. each business day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 6:00 p.m. each business day of the year.

      In order to control price volatility on the Buenos Aires Stock Exchange, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 30 minutes when changes in the price of such issuer's shares rise or fall more than 10% in the same day. If the price of such issuer's shares increases or falls an additional 5% in the same day, for a total of 15% above or below the preceding day's closing share price, the Buenos Aires Stock Exchange suspends trading in such shares for the remainder of the day. Trading in such shares resumes the next trading day.

      Certain information regarding the Argentine securities market is set forth in the table below:
Argentine Equities Market
December 31,
	2002	2001	2000	1999	1998
Market capitalization (U.S. $ billions)	109.2	192.5	165.8	83.9	45.2
Annual volume (U.S. $ millions)	1,272	6,969	9,670	12,687	32,465
Average daily trading volume (U.S. $ millions)	5.1	34.8	90.4	201.1	8.9
Number of listed companies	83	113	121	114	129

      Source: Buenos Aires Stock Market.

      Selling Shareholders.

      Not Applicable.

      Dilution.

      Not Applicable.

      Expenses of Issue.

    Not Applicable.

    ADDITIONAL INFORMATION

    .

      Share Capital.

      As of December 31, 2002, our capital stock amounted to Ps.569,171 thousand, all of which is fully subscribed, registered and paid-in.

      The shareholders' extraordinary meeting held on March 12, 1997 approved the capital increase to Ps.569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered on the Public Registry of Commerce on September 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

      Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in Thousand of Pesos

Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2002	569,171
      Memorandum and Articles of Association.

Register

Our By-Laws were registered in the Inspección General de Justicia (General Board of Corporations) on December 1, 1992 under number 11670, book 112, volume A of Corporations.

Corporate Object and Purpose

Article 4 of our By-Laws states that our purpose is to provide the public service of gas distribution either by ourselves, through third parties or in association with third parties in Argentina. To that end, we may carry out all complementary and subsidiary activities related thereto, with full legal capacity to acquire rights, undertake obligations and exercise mandates and commissions, render gas pipeline maintenance and technical advisory services, construction works and other activities related to natural gas distribution. We may also carry out any type of financial transactions in general, except for those specified in the Financial Entities Act, and organize and participate in corporations by investing capital.

Provisions of the By-laws Relating to Directors

Under Argentine law, directors of a company have a duty: (1) to reveal any conflict of interest to the board of directors and Supervisory Committee; (2) to abstain from voting in any deliberation related to such conflict; and (3) to refrain from competition with us unless authorized by a shareholders' meeting to do so. Directors are jointly and severally liable for the negligent performance of their duties, or for violations of the law or of our By-Laws or regulations.

Article 29 of the By-Laws provides that the shareholders' meeting shall fix the compensations of the members of the Board of Directors.

Corporate Governance

We are principally governed by three separate bodies: our shareholders, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Decree 677/01 and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. The appointment of the members of this committee must be made prior to May 28, 2004. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

Shareholders meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders' resolutions subject to Argentine law and the By-Laws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary or extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

  approval of accounting and other measures connected with the conduct of our business in accordance with the law or the By-Laws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;
  election or removal of directors or members of the Supervisory Committee, and fixing of their remuneration;
  establishing the responsibilities of the directors and members of the Supervisory Committee; and
  approving increases in the corporate capital not exceeding five times the current amount.

  All other matters must be resolved at extraordinary meetings, including:

  increasing the corporate capital to over five times the current amount of any company which is not publicly held;
  capital reductions and returns;
  redemption, reimbursement and writing down of shares;
  mergers, transformations and dissolutions; appointments, removals and remuneration of the liquidators; spin-offs; and consideration of our accounts and other matters connected with conduct in our winding-up;
  limitation or suspension of preferential rights in the subscription of new shares;
  issuance of debentures and conversion of same into shares;
  issuance of negotiable bonds ("bonos"); and
  amendment of our by-laws.

The president of the board or a person appointed at the meeting presides over shareholders meetings. Shareholders meetings can be called by the Board of Directors, by the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the corporate capital.

Shareholders may be represented by proxies at shareholders meetings. Our directors, members of the Supervisory Committee, managers and employees cannot act as proxies. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, statutory auditors and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

The quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the By-Laws require a higher number.

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the By-Laws. On second notice, shareholders representing 30% of the shares entitled to vote are required.

Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the By-Laws, or required by law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a basic change of object or the total or partial refunding of the capital. In such circumstances, a majority vote of all eligible shares is necessary. Approval of a merger or spin-off also requires the vote of a majority of all eligible shares except in the case of a publicly held company, in which case the approval by a majority of eligible votes present is required to approve the transaction.

When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class is required. The relevant class must hold a special meeting governed by the rules for ordinary meetings of shareholders.

Shareholder decisions may be voided by a court order when shareholders meetings have been held in circumstances contrary to the law, our By-Laws or internal regulations.

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora (a Supervisory Committee). The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our By-Laws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Argentine Corporations Law or our By-Laws:

  supervising our management, by an examination of our books and other documents whenever it may deem convenient, but at least once every three months;
  verifying, in like manner and with like frequency, our cash and securities, as well as our obligations and the performance thereof;
  receiving notice of and attending meetings of the Board of Directors, the Executive Committee and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;
  ensuring that our directors have posted the required performance bonds and that the same are maintained;
  submitting a written report on our economic and financial condition to the annual shareholders meeting;
  providing information within its scope of responsibility requested by holders of shares representing at least 2% of our capital;
  calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required; and
  overseeing the management of our business for compliance with the law, our By-Laws or internal regulation, and any resolutions adopted by the shareholders.

The members of the Supervisory Committee are entitled to obtain information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the By-Laws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the By-Laws, our internal regulations or the resolutions adopted by the shareholders. Our By-Laws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and who may be reelected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings.

Board of Directors

The current Board of Directors is made up of nine directors and nine alternate directors. Members of the Board of Directors are appointed by the annual ordinary meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced.

Our By-Laws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders elect six directors and six alternate directors. The Class B shareholders must elect one director and one alternate director. Class A and Class B shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of both share classes.

Certain Powers of the Board of Directors

Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under section 1881 of the Civil Code and Section 9 of Decree 5965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco de la Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

The compensation of the directors is set at shareholders meetings. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special functions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

Our By-Laws do not contain provisions relating to:

    a director's power to vote on a proposal, arrangement or contract in which the director is materially interested;
    the directors' power to vote compensation to themselves or any members of their body;
    borrowing powers exercisable by the directors and how such borrowing powers can be varied;
    retirement or non-retirement of directors under an age limit requirement; or
    a number of shares required for director's qualification.

Preemptive Rights

Under the Argentine Corporations Law, in the event of a capital increase, holders of common shares of any class have preemptive rights, proportional to the number of shares owned by each holder, to subscribe for shares of capital stock of the same class as the shares owned by the holder. Preferred shares are entitled to preemptive rights only with respect to preferred shares issuances. Preemptive rights also apply to issuances of preferred shares and convertible securities, but do not apply upon conversion of such securities. Although any preemptive rights will be offered to the Depositary as the record owner of Class B Shares on behalf of all holders of ADSs, United States holders of ADSs may not be able to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement is available.

The issuance of common shares corresponding to future capital increases must be made in the proportion of 51% Class A Shares and 49% Class B and Class C Shares, maintaining the proportion between Class B and Class C Shares existing at the time the issuance is approved. According to the Pliego, if the Class A shareholder does not exercise its preemptive rights with respect to new Class A Shares to be issued in a capital increase, approval by ENARGAS will be required to undertake such capital increase. Such approval will be granted if in connection with such capital increase (i) all our Class A Shares (including those being offered as part of the capital increase) are transferred in a single block or in a manner that results in the new owner holding all of our outstanding Class A Shares, (ii) the transfer of the Class A Shares does not affect the quality of the gas distribution services provided by us and (iii) the technical operator, or a successor thereto that is acceptable to ENARGAS, has at least a 10% interest in the outstanding common stock of the new owner and has entered into a technical assistance agreement with us.

In accordance with the terms of Article 194 et seq. of the Argentine Corporations Law, shareholders who have exercised preemptive rights and indicated their intention to exercise accretion rights are granted the right to assume pro rata the non-exercising shareholders' preemptive rights in proportion to the shares purchased by them when exercising their preemptive rights. Preemptive rights must be exercised within 30 days after notice to the shareholders of their right to preempt the capital increase has been published for three days in the Official Gazette of Argentina and in a newspaper widely circulated in Argentina. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

In the past, preemptive rights in respect of stock could only be restricted in certain exceptional cases by a resolution of an extraordinary meeting of shareholders. However, pursuant to Decree No. 2,284/1991, ratified by Law No. 24,307 on December 30, 1993, any company (including us) authorized by the CNV to publicly offer its stock may additionally limit or suspend preemptive rights in respect of such stock in accordance with the rules of the CNV. Pursuant to Argentine Corporations Law, companies authorized by the CNV to publicly offer stock may, by resolution of an extraordinary meeting of shareholders, reduce to ten days the period in which preemptive or accretion rights must be exercised.

Changes in Shareholder Rights

Pursuant to Article 16 of our By-Laws, the rights of shareholders may only be changed by amending its By-Laws or as decided by an extraordinary shareholders meeting. Passing a resolution at an extraordinary shareholders' meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 61% of the outstanding shares, and on second call would require the number of shares with voting right present. Extraordinary shareholders' meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to the regular meeting as per the law.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, the "Foreign Investment Legislation"), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled outside of Argentina or by an Argentine company of foreign capital (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries is not restricted and no prior approval is required to make foreign investments. No prior approval under the Foreign Investment Legislation is required in order to purchase Class B Shares or ADSs or to exercise financial or corporate rights thereunder.

Change of Control

Pursuant to Article 18 of the By-Laws, any transfer of Class A Shares must be approved by ENARGAS. See Item 7: "Major Shareholders and Related Party Transactions".

Mandatory Tender Offer

Decree No. 677/2001 regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

Any individual or entity that acquires, during a term of 90 days, control of a company, either directly or indirectly, through one or several successive transactions, voting shares, subscription rights, options over shares, convertible notes or similar securities that directly or indirectly may provide such purchaser with the right to subscribe, acquire or convert into, voting shares that represent a "significant ownership" in the share capital and votes of a company, must prior to such acquisition, within 10 business days, make a tender offer or exchange offer according to the procedures and requirements established by the CNV. "Significant ownership" means at least 35% and 51% of the share capital and votes, respectively, of the target company.

If the offeror wishes to acquire at least 35% of the share capital and votes of a company it must launch a tender offer to acquire an amount of securities that allows such offeror to obtain at least 50% of the share capital and votes of the target company. If the offeror has an ownership interest in the share capital or votes of the target company of at least 35% but less than 51% of the share capital and votes and its purpose is to increase its participation by at least 6% of the share capital and votes of the target company within the next 12 (twelve) months, the offeror must launch the offer to acquire an amount of shares that would allow such offeror to obtain at least an additional 10% of the share capital and votes of the target company. If the offeror wishes to acquire a participation in the target company equal to or higher than 51% of the share capital or votes, it must launch an offer to acquire an amount of securities that would allow the offeror to obtain 100% of the share capital and votes of the target company.

The mandatory tender offer is not required when the acquisition of a "significant ownership" does not entail acquiring control of a company (i.e., more than 50% of the voting securities or de facto control) or when a change of control occurs as a result of a merger or spin-off.

Securities possessed or acquired by individuals or legal entities "acting in concert" shall be deemed to be possessed or acquired by the same individual or legal entity. "Acting in concert" means the coordinated action of two or more persons pursuant to a formal or informal agreement to cooperate actively in the acquisition, possession or disposition of securities of a company, either acting through any such persons or through any company or other type of association in general or through other related persons or persons under their control or through persons that are entitled to voting rights on account of such persons.

In the following cases, there is a presumption that, except as may be otherwise proved, a concerted action has taken place: (a) when legal entities have a significant ownership in one or more of the other participating legal entities in excess of 10% of the share capital, or reciprocal significant ownership in the event of foreign companies, or are affiliate companies as defined by article 33 of the Argentine Corporations Law; (b) in the case of legal entities and individuals participating together, when the individuals or their spouses, ancestors, descendents, or any consanguineous relatives up to the fourth grade or legal relatives up to the second grade hold any office in the board of directors or supervisory committee or in the senior management of any of the participating legal entities or have a significant ownership therein; (c) when the persons involved have the same legal representatives, attorneys in fact or members of the board of directors, supervisory committee or senior management; (d) when the individuals or legal entities involved share the same domicile; or (e) when the persons are related through a binding agreement governing the manner in which they must exercise their rights as owners of the securities and such agreement is dated prior to the beginning of the agreed upon performance.

For purposes of calculating the percentage of ownership, the shares and other securities held or owned plus the voting rights that may be exercised in connection with usufructs, pledges or any other legal or contractual title shall be taken into account.

The tender offer must be directed to all holders of voting shares (including holders of non-voting shares that at the time the authorization of the tender offer is sought are entitled to vote), convertible notes, subscription rights or stock options.

Companies shall become subject to the mandatory tender offer (i) as from the date of any shareholders meeting which decides to adhere to the public offering regime or (ii) automatically upon the close of the first shareholders meeting held after April 4, 2003.

If any company wishes not to become subject to the mandatory tender rules described above, it must, through the first shareholders meeting to be held after April 6, 2003, decide to include in its by-laws a clause stating that it is a "Company Not Adhering to the Optional Mandatory Tender Offer Regime". If the company in question fails to opt out by approving such a resolution as aforesaid, it shall become irrevocably subject to the described requirements.

In the Shareholders Meeting held on April 29, 2003, an amendment to our by-laws was approved. The amendment added two new clauses, (i) article 6 bis stating that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26 which permits meetings of the Board of Directors and shareholders meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and Shareholders may participate externally. In addition, the number of members of the Board of Directors was increased from 7 to 9 and, therefore, article 20 was modified to reflect that change.

      Material Contracts.

      None.

      Exchange Controls.

      Any fluctuation in the exchange rate between Pesos and U.S. Dollars could affect our ability to meet our foreign currency obligations, the Peso price of our Class B Shares on the Buenos Aires Stock Exchange, and the market price of our ADSs. Currency fluctuations will also affect the U.S. Dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in Pesos on the underlying Class B Shares.

      Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and had eliminated exchange controls. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine government announced an economic reform plan known as the Convertibility Plan which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso has been freely convertible into U.S. Dollars. Under the Convertibility Law, the Central Bank (i) is required to sell U.S. Dollars to any person who so requires at a rate of not more than one Peso per U.S. Dollar and (ii) must maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociación Latinoamericana de Integración, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

      On January 6, 2002, the Public Emergency Law, enacted by the Congress (i) repealed the Ps.1 to U.S.$1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

      Beginning in early December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified since they were first enacted and which applied to us, have recently been lifted with the exception that transfers abroad in connection with payment of principal of financial debt prior to maturity or payment of interest on financial debt prior to 15 days before its due date require prior Central Bank approval. We cannot assure you that restrictions on transfers of funds abroad will not be reinstated and, if they are, that they will not prevent us from servicing our foreign debt.

      Taxation.

      General

      The following is a summary of the material Argentine and United States federal income tax matters that may be relevant to the acquisition, ownership and disposition of our ADSs or Class B Shares (the "Securities") but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or Class B Shares.

      The summary is based upon tax laws of Argentina and the United States as in effect on the date of this Annual Report, which are subject to change (possibly with retroactive effect) and different interpretations.

      Holders of ADSs and Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

      Argentine Taxes

      Income Taxation

      Dividends. Dividend payments on the ADSs or Class B Shares, whether in cash, property, or stock, are not subject to Argentine withholding or other taxes except as described below.

      Pursuant to the Income Tax Law, a 35% withholding tax is applicable to the amount of dividends distributed on the ADSs or Class B Shares in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. For purposes of such withholding tax ("equalization tax"), "net taxable income" is (i) the net taxable income for the year minus the income tax already paid on such income, plus (ii) dividends and income on equity investments allocable to such fiscal year which were not computed to determine the net taxable income for general income tax calculation purposes.

      Capital gains. Capital gains derived by nonresident individuals or foreign entities not having a permanent establishment in Argentina from the sale, exchange or other disposition of ADSs or Class B Shares are not currently subject to Argentine income tax.

      Resident individuals, except those included in Section 49(c) of the Argentine Income Tax Law, are not subject to any tax on capital gains derived from the sale, exchange or other disposition of the Class B Shares or ADSs. Section 49(c) generally refers to stock brokers.

      Capital gains derived by entities organized in Argentina and foreign entities having a permanent establishment in Argentina from the sale, exchange or other disposition of the ADSs or Class B Shares are subject to Argentine income tax.

      Personal Assets Tax

      Individuals (i.e., natural persons) and undivided estates (whether or not citizens of, or resident in, Argentina) who are deemed to be the "direct owners" of shares or other types of equity in Argentine business entities incorporated under the Argentine Corporation Law will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31st of each year, on the basis of the percentage that such equity represents in respect of our net equity (as defined in the personal assets tax regulations) in accordance with our financial statements at December 31 of the relevant fiscal year.

      Shares and other types of equity in Argentine business entities incorporated under the Argentine Corporation Law owned by non-resident legal entities will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31st of each year, on the basis of the percentage they represent in respect of our net equity, according to our balance sheet at December 31st of the relevant fiscal year.

      Corporations and other entities organized or incorporated in Argentina and Argentine branches and permanent establishments of corporations and other entities not organized or incorporated in Argentina generally will not be subject to the Personal Assets Tax with respect to their holdings of securities issued by Argentine business entities.

      An individual or an undivided estate which is resident in Argentina and owns registered (not bearer) shares or an other type of equity of a foreign legal entity which in turn owns shares of an Argentine company may credit against its personal assets tax liability a portion of the amount of the personal assets tax paid by the foreign entity on account of its shares in the Argentine company equal to the proportion of the shares of such Argentine company represented by the shares of the Argentine company owned by such individual or estate.

      The Personal Assets Tax Law No. 23,966, as amended, and related regulations have not yet been extensively interpreted or applied by the Argentine tax authorities or courts, and, accordingly, certain aspects of such law remain unsettled. It remains unclear, for example, whether the references to "direct" ownership refer only to record ownership (including ownership by a Depository) or extend to beneficial ownership. In addition, the concept of "trading", as used in the laws in relation to non-Argentine corporations and other entities, has not yet developed, leaving it unclear whether such term refers to actual and ongoing trading, periodic trading or merely consummation of an offering of securities within or outside Argentina. There can be no assurances concerning the interpretation or application of these and other provisions of the law and related regulations by the tax authorities and courts.

      We, like other Argentine issuers, have the responsibility to pay the tax payable with respect to Argentine securities (in this case, the ADSs or Class B Shares) owned by non-Argentine corporations and other entities. Thus, we may eventually seek reimbursement from the direct owner of such securities in respect of any amounts paid to Argentine tax authorities as Personal Assets Tax (whether by foreclosing on such securities, deducting dividends or otherwise).

      Deposits and Withdrawal of Class B Shares in Exchange for ADSs

      No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs.

      Tax Treaties

      Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

      Other Taxes

      Value Added Tax (VAT). The sale or disposition of the Class B Shares or ADSs is not subject to VAT unless effected by a person that regularly sells them and is a resident in Argentina.

      Estate and Gift Taxes, Stamp Duties and Similar Taxes. There are no Argentine inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of Class B Shares or ADSs. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Class B Shares or ADSs.

      Presumptive Minimum Income Tax. Legal entities incorporated in Argentina and branches or permanent establishments of foreign corporations are subject to the Presumptive Minimum Income Tax on the value of their assets; the tax rate is 1%. There is a standard Ps.200,000 deduction from the tax basis. The amount paid as Presumptive Minimum Income Tax can be credited towards the income tax.

      Shares in business entities also subject to Presumptive Minimum Income Tax are excluded from the taxable assets.

      This tax supplements income tax since, while income tax is levied on taxable income for the year, the tax on presumptive minimum income is a minimum levy on the potential income from certain income-generating assets at a 1% tax rate, and therefore a taxpayer's tax liability will equal the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax in excess over the tax on minimum presumed income that may be generated in the next ten fiscal years.

      Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and 0.6% tax on each credit.

      United States Federal Income Taxes

      The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Securities provides general information only, and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of a Security. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of our voting stock, persons liable for the alternative minimum tax, financial institutions, persons holding Securities as a hedge or hedged against currency risk, as a position in a straddle for tax purposes, as part of a "synthetic security" or other integrated investment comprised of a Class B Shares and one or more other investments, or United States persons (as defined below) whose functional currency is other than the U.S. Dollar. This summary is limited to investors who hold Securities as capital assets. The United States federal income tax consequences of purchasing, holding or disposing of a particular Security will depend, in part, on the particular terms of such Security as set forth in the applicable prospectus or offering circular. This summary does not discuss any tax consequences arising under the laws of any state, local or non-US tax jurisdictions.

      For purposes of the following discussion, "United States person" means an individual who is a citizen or resident alien of the United States; a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate that is subject to United States federal income taxation without regard to the source of its income; or a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Securities that is a partnership and partners in such partnership should consult their tax advisors. "US Holder" means a holder of a Security who is a beneficial owner of such Security and who is a United States person. A "non-US holder" is a holder of a Security who is a beneficial owner of such Security but who is not a United States person.

      Additional Tax Considerations Relating to ADSs or Class B Shares

      In general, for United States federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Class B Shares represented by those ADSs.

      Distributions. To the extent paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes ("earnings and profits"), distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a US Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the US Holder, in the case of Class B Shares and generally will be treated as passive income or, in the case of certain US Holders, as financial services income under the foreign tax credit limitations of the United States Internal Revenue Code of 1986 (the "Code"). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate under recently enacted legislation, as discussed below. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the US Holder's tax basis in the ADSs or Class B Shares and thereafter as capital gains.

      In the case of distributions made in Pesos, the amount includible in income as a dividend will be equal to the U.S. Dollar value of the Pesos at the spot rate in effect on the date of receipt by the Depositary or the US Holders, as the case may be, regardless of whether the payment is in fact converted into U.S. Dollars. Such Pesos will have a tax basis equal to the U.S. Dollar value thereof determined at the spot rate on the date the dividend is included in income by the US Holder. Currency exchange gain or loss, if any, recognized by a US Holder on the conversion of Pesos into U.S. Dollars will be United States source ordinary income or loss to such Holder.

      Subject to the discussion of backup withholding below, a non-US Holder generally will not be subject to United States federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as dividend income for United States federal income tax purposes, so long as such distributions are not effectively connected with the conduct of a United States trade or business by such non-US Holder. A non-US Holder generally will also not be subject to United States federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as capital gains for United States federal income tax purposes unless such holder would be subject to United States federal income tax on gain realized on the sale of ADSs or Class B Shares as discussed below.

      Sale, Exchange or Other Disposition of ADSs or Class B Shares. Gain or loss realized by a US Holder on the taxable sale or other disposition of ADSs or Class B Shares generally will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the US Holder's tax basis in the ADSs or Class B Shares. As further discussed below, capital gains of certain non-corporate US Holders from the sale or other disposition of ADSs or Class B Shares held more than one year may be eligible for various reduced rates of taxation which may vary depending upon, among other things, the US Holder's holding period for the ADSs or Class B Shares. The deductibility of a capital loss realized on the sale or other disposition of ADSs or Class B Shares is subject to limitations. US Holders are advised to consult their own tax advisors about the capital gain and loss provisions that may be relevant to their particular circumstances. Any gain and loss recognized by a US Holder in respect of the sale or other disposition of ADSs or Class B Shares generally will be treated as derived from US sources for foreign tax credit purposes.

      A non-US holder of ADSs or Class B Shares will not be subject to United States federal income tax or withholding tax on gain realized on the sale or other disposition of ADSs or Class B Shares unless (i) such gain is effectively connected with a United States trade or business of such non-US Holder or (ii) such non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

      Foreign Tax Credits. Subject to a number of complex limitations under United States federal income tax law, to the extent, if any, that Argentine income taxes are withheld from dividends paid to a US Holder in respect of ADSs or Class B Shares, such US Holder may claim a foreign tax credit against its United States federal income tax liability in respect of such dividends, or may elect to claim a deduction from its taxable income for such foreign income taxes. The rules with respect to foreign tax credits are complex and US holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. US Holders should be aware that the Internal Revenue Service (the "IRS") has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Accordingly, the discussion above regarding a foreign tax credit for Argentine withholding taxes on dividends could be affected by future actions taken by the IRS.

      Passive Foreign Investment Company Considerations

      We believe that we will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year and we expect to continue our operations in such a manner that we will not be a PFIC. However, this is a factual determination that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC if for any taxable year in which US Holders held the Class B Shares or ADSs either (1) 75% or more of our gross income would consist of some specified types of "passive" income, such as dividends, interest, rents and royalties, or (2) the average percentage of our assets (by value) that produce or are held for the production of passive income would be at least 50%. If we were to become a PFIC for any taxable year during which a US Holder owned the Class B Shares or ADSs, such US Holder (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other dispositions of the Class B Shares or ADSs, as the case may be, unless the US Holder made a mitigating tax election if available; (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us; and (3) would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income under recently enacted United States tax legislation, as discussed below. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the Class B Shares or ADSs.

      Backup Withholding and Information Reporting

      Information reporting requirements will apply to dividends in respect of the Class B Shares or ADSs or the proceeds received upon the sale, exchange or other disposition of the Class B Shares or ADSs paid within the United States (and, in certain cases, outside the United States) to US Holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number and/or comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a US Holder may be claimed as a credit against such US Holder's United States federal income tax liability if such Holder provides certain information to the IRS.

      Recent United States Tax Law Changes Applicable to Individuals

      Recently enacted United States tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. For example, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Further, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the higher rates applicable to other items of ordinary income. For this purpose, "qualified dividend income" generally includes dividends paid on stock in United States corporations as well dividends paid on stock in foreign corporations if, among other things, (1) the stock of the foreign corporation is readily tradable on an established securities market in the United States, or (2) the foreign corporation is eligible for the benefits of a comprehensive income tax treaty with the United States, such qualifying treaties to be identified by the Secretary of the United States Treasury Department. For this purpose, stock should be treated as so traded if an ADR or ADS backed by such stock is so traded. The precise extent to which dividends paid on stock by foreign corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear, but it is anticipated that there will be administrative pronouncements concerning these provisions in the future. Holders are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

      Dividends and Paying Agents.

      See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy".

      Statement by Experts.

      Not Applicable.

      Documents on Display.

      We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. Anyone may read and copy any of these reports at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the Security and Exchange Commission website, www.sec.gov.

      Anyone may request a copy of these filings by writing Gregorio Araóz de la Madrid 1360, (1267) Buenos Aires, Argentina, attention: Investor Relations Office or calling us at 54-11-4309-1381.

      Subsidiary Information.

Not Applicable.

    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    .

    We are exposed to market risk, including changes in foreign exchange rates and interest rates, in the normal course of our business. Because one of our series of Notes was denominated in Euros, we entered into a derivative transaction to hedge the risks associated with changes in the exchange rate between the Euro and the Dollar. During 2002 we terminated that transaction prior to its maturity. We do not hold or issue derivative financial instruments for trading purposes. We do not expect that our results of operations or liquidity will be materially affected by the use of derivative financial instruments.

    Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. A substantial portion our financial debt bears interest at fixed rates.

    Foreign exchange exposure

    We realize substantially all of our revenues in Argentina and in Pesos. Accordingly, our earnings are subject to exposure to adverse movements in currency exchange rates, primarily related to our U.S. dollar-denominated debt.

    From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Argentine Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps. 1.00 per US$ 1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the US PPI.

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to U.S. $1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps.1,420.3 at December 31, 2002 from Ps.424.9 at December 31, 2001 before adjustment for inflation.

    Our foreign exchange net losses during 2002, 2001 and 2000 were Ps. 464.5 million, Ps. 0.2 million and less than 0.1 million, respectively.

    The table below presents principal cash flows and related weighted average interest rates at scheduled maturity dates of principal amounts and accrued interest as of December 31, 2002 translated into Pesos at the rate used herein as of such date (Ps.3.37 per U.S. Dollar).
	Past Due	2003	2004	2005	Total	Fair Value
Financial Debt	(Ps. Thousands)
U.S. Dollars	240,874	345,227	438,100	-	1,024,202	798,412
Fixed rate		9.875%
Average interest rate(1)	8.991%		4.62%
Euros	396,079	-	-	-	396,079	120,121
Fixed rate	7.375%
Average interest rate (1)

    ______

    Notes:

    (1) Average interest rate is computed based on the weighted average using the last reset rate.

    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    .

      Debt Securities.

      Not Applicable.

      Warrants and Rights.

      Not Applicable.

      Other Securities.

      Not Applicable.

      American Depositary Receipts.

    Not Applicable.

    PART II

    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

    .

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness. Consequently, the domestic and international financial markets are closed to us as they are to most Argentine companies. Additionally, as a consequence of such payment suspension, substantially all of our financial debt which is not already due may be accelerated at the option of the relevant creditors. See Item 3: "Key Information -Risk Factors Relating to-Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources".

    Certain of our creditors have requested that we launch a debt restructuring plan prior to completion of the renegotiations we are engaged in with the Argentine government. Accordingly, we intend to develop and present a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness.

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    .

    A. We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/2001 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association".

    CONTROLS AND PROCEDURES

    Within 90 days prior to the date of this Annual Report, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

    There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date we completed the evaluation of our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

    ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

    Not applicable

    ITEM 16.B CODE OF ETHICS

    Not applicable

    PART III

    FINANCIAL STATEMENTS

    .

    Not Applicable.

    FINANCIAL STATEMENTS

    .

    See pages F-1 through F-53.

    EXHIBITS

.

Exhibit No. Description

1.1 English transltation of the By-laws of MetroGAS S.A., as amended.

99.1 Chief Executive Officer and Chief Financial Officer Section 906

certifications of this Annual Report.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By:

Name: Luis Domenech

Title: Chief Executive Officer

Date: June 25, 2003

CERTIFICATION

I, Luis Domenech, certify that:

    I have reviewed this annual report on Form 20-F of METROGAS S.A.;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the Annual Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a, 15d and 15e for the registrant and have:

    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");

    evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

    disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

    The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation, of internal control over financial reporting to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June25, 2003

Name: Luis Domenech
Title: Chief Executive Officer

CERTIFICATION

I, Eduardo Villegas Contte, certify that:

    I have reviewed this annual report on Form 20-F of METROGAS S.A.;

    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

    Based on my knowledge, the Annual Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

    The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a, 15d and 15e for the registrant and have:

    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");

    evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

    disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

    The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, of internal control over financial reporting to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 25, 2003

Name: Eduardo Villegas Contte
Title: Chief Financial Officer

METROGAS S.A.

INDEX TO FINANCIAL STATEMENTS

$: Argentine pesos

US$: U. S. dollars

  REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

MetroGAS S.A.

In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of MetroGAS S.A. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine peso, circumstances that led the Company to announce on March 25, 2002 the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, effective January 1, 2002, the Company changed the accounting method for the recognition of income taxes under generally accepted accounting principles in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net (loss) income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Notes 18 and 19 to the financial statements.

PricewaterhouseCoopers

Buenos Aires, Argentina

June 5, 2003

METROGAS S.A.

STATEMENTS OF OPERATIONS

	December 31,		
	2002	2001	2000
	Thousands of $, except per share data		
Net sales (Note 5 m))	719,292	1,438,283	1,571,178
Operating cost (Note 22 c))	(571,125)	(1,034,749)	(1,146,473)
Gross profit	148,167	403,534	424,705
Administrative expenses (Note 22 b))	(85,855)	(108,188)	(129,866)
Selling expenses (Note 22 b))	(66,055)	(68,459)	(68,387)
Operating (loss) income	(3,743)	226,887	226,452
Financing and holding results from assets - (Loss) Gain (Note 5 n))	(220,804)	16,629	17,349
Financing and holding results from liabilities - (Loss) (Note 5 o))	(462,260)	(72,909)	(71,027)
Other income (expenses), net	1,317	(1,505)	1,029
(Loss) Income before taxes and extraordinary loss	(685,490)	169,102	173,803
Income tax benefit (expense)	196,057	(61,071)	(62,675)
Ordinary (loss) income	(489,433)	108,031	111,128
Extraordinary loss (Note 5 p))	-	(47,353)	-
Net (loss) income for the year	**(489,433)**	**60,678**	**111,128**
(Losses) Earnings per share (Notes 3.5 and 18 m))	**(0.86)**	**0.11**	**0.20**
(Losses) Earnings per ADS (Notes 3.5 and 18 m))	**(8.60)**	**1.07**	**1.95**

Notes 1 to 22 are an integral part of these financial statements.

METROGAS S.A.

	December 31,		
	2002	2001	2000
	Thousands of $		
Cash from operating activities			
Net (loss) income for the year	(489,433)	60,678	111,128
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation of fixed assets	77,712	75,599	72,900
Amortization of intangible assets	5,119	11,033	17,209
Net book value of fixed assets retired	17,526	8,238	6,862
Allowance for doubtful accounts	33,510	12,146	13,815
Allowance for inventory obsolescence	218	1,299	3,385
Contingencies reserve	-	68	297
Materials consumed	1,374	2,283	5,300
Financial cost tax	(97)	(982)	-
Financial, holding and exposure to inflation results (not providing or using funds)	41,755	-	-
Exchange losses	505,006	-	-
Income tax benefit (expense)	(196,057)	35,572	62,675
Charges in assets and liabilities			
Trade receivables	11,951	(19,583)	(20,439)
Other receivables	10,700	(28,191)	(13,075)
Inventories	(1,410)	(1,010)	(2,841)
Intangible assets	-	-	(4,638)
Accounts payable and related companies	(11,616)	(13,694)	11,842
Payroll and social security	(3,170)	1,686	3,027
Taxes payable	5,156	(81,206)	(79,218)
Other liabilities	17,416	144	(98)
Interest payable and other	14,639	262	(770)
Contingencies reserve	(37)	(431)	(157)
Net cash provided by operating activities	**40,262**	**63,911**	**187,204**
Cash from investing activities			
Increase in fixed assets	(20,059)	(137,549)	(98,592)
Net cash used in investing activities	**(20,059)**	**(137,549)**	**(98,592)**
Cash from financing activities			
Swap cancellation	51,315	-	-
Proceeds from loans	-	364,497	552,861
Payment of loans and issuance expenses	-	(189,749)	(570,986)
Dividends paid	-	(99,576)	(99,576)
Net cash provided by (used in) financing activities	**51,315**	**75,172**	**(117,701)**
Increase (Decrease) in cash and cash equivalents	71,518	1,534	(29,089)
Cash and cash equivalents at the beginning of the year	16,516	14,982	44,071
Cash and cash equivalents at the end of the year	**88,034**	**16,516**	**14,982**

Notes 1 to 22 are an integral part of these financial statements.

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a local gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

The Argentine Government (the "Government"), by Executive Order No. 2459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets transferred to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions.

The conditions under which the Company conducts its business and the Regulatory Framework applicable to the Company have been significantly modified, as discussed in Note 2.

NOTE 2 - THE ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a complex economic situation, the main features of which are high internal and external indebtedness, high interest rates, a significant reduction in aggregate bank deposits, a country risk premium that exceeds historical levels, and an economic recession, which is more than four years old. This situation has led to a significant fall in demand for goods and services and a significant rise in unemployment levels. In addition, the Government's ability to meet its obligations and to obtain credit has been adversely affected by the current situation.

Since December 3, 2001, the Government has adopted a number of measures with a view to restricting the free availability and circulation of cash and the transfer of funds to other countries. The Government subsequently suspended payment of its foreign debt.

On January 6, 2002, following a political crisis which had led to the resignation of two presidents, the Argentine Congress passed Law No. 25,561 (the Public Emergency and Exchange Regime Reform Law - the "Emergency Law"-), which imposed profound changes on the existing economic structure and modified the Convertibility Law that had been in force since March 1991. Subsequently, the Government announced new economic measures, which were implemented through Executive Order No. 214/02 of February 3, 2002 and Executive Order No. 260/02 of February 8, 2002, which introduced substantial modifications to certain measures that had been adopted under the Emergency Law. These executive orders have been and will continue to be supplemented by regulations issued by different regulatory agencies, some of which may still be pending approval at the date of issuance of these financial statements.

Moreover, on April 24, 2002, the Government entered into an agreement with the provincial governments that, in addition to requiring other changes in the governance of Argentina, would set the basis for new measures, which are not yet fully issued or applicable.

The following are certain of the more important measures adopted by the Government, which are in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, the Government issued Executive Order No. 260/02 providing that after February 11, 2002 all foreign currency exchange transactions, must be affected in a single free exchange market at rates agreed between the parties, and in accordance with Argentine Central Bank regulations.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies and owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of $1 per US$1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and interest rate from February 3, 2002. As of December 31, 2002, the financial debt of MetroGAS valued in accordance with such rules amounted to US$ 44,073 thousand.

Regulatory framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set as the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be reexpressed in pesos on a one-for-one basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account of the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

Based on the above mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the years 2000 and 2001, became in doubt. These receivables had been booked based on the Company's prevailing rights arising from the license agreed to with the Government and ratified by an Executive Order, which had guaranteed collection through the adjustment of future tariff (see Note 9.3).

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services, the members of which were appointed by Executive Order No. 370/02 of February 22, 2002 and include a consumer representative. The Renegotiation Committee is to provide advice and assistance to the Economy Ministry which was required to submit a renegotiation proposal or termination recommendation to the Government within 120 days of the effective date of Executive Order No. 293/02, for subsequent submission to the competent bicameral committees of Congress.

The process of the renegotiation of the License started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative, a copy of the documentation filed by the licensee companies and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Government. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Executive Order No. 308/92, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Economy Ministry to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1834/92 was published on September 17, 2002 and is valid through December 31, 2003, the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by the utility companies involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

Executive Order No. 1839/02, also published on September 17, 2002, is to be effective as from expiration of the period established by Executive Order No. 293/02 and provides a 120-business day extension of the term for the Economy Ministry to submit the proposals for contract renegotiation to the Government.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and certain consumer organizations, a federal trial administrative court issued a preliminary injunction ordering the suspension of the public hearings until they are included in the overall renegotiation process. The Government appealed the preliminary injunction.

While MetroGAS is a participant in the renegotiation process provided for by the Emergency Law, it has exercised the rights granted by section 46 of the Gas Act (Law 24,076) to licensee companies to demand from their control body Ente Nacional Regulador del Gas ("ENARGAS") an emergency extraordinary tariff adjustment on the basis of "objective and justified circumstances" as an interim measure until the emergency period is over. The legal basis for such request is that the Gas Act, which is in full force and effect, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS summoned all transmission and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Such hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

On December 3, 2002, the Government issued Executive Order No. 2,437/02 re-adopting provisional adjustments to gas and electric utility tariffs, which was complemented by a Resolution from ENARGAS.

On December 10, 2002, a judge granted a preliminary injunction requested by the Ombudsman of the City of Buenos Aires ordering suspension of the effects of Executive Order No. 2,437/02 for consumers in Buenos Aires. On December 12, 2002, another preliminary injunction requested by the National Ombudsman was granted in another court ordering the suspension of the above-mentioned Executive Order for all consumers.

On January 24, 2003, the Government issued Executive Order No. 120/03 authorizing the Government provisionally and until the termination of the renegotiation of the public service licenses to revise, adjust or modify public utility tariffs in order to assure users of continued, secure and satisfactory service.

Similarly, on January 30, 2003, the Government issued Executive Order No. 146/03 authorizing a "provisional" tariff increase for gas and electric services effective the date of publication of such Executive Order. Such Executive Order provided for the same percentage increases in tariffs and for the same so-called "social tariffs" as were established by Executive Order No. 2,437/02.

The Company is aware that different consumer organizations and Ombudsmen have initiated legal proceedings to enjoin the effectiveness of the tariff increases ordered by Executive Order No. 146/03 and to challenge the constitutionality of Executive Order No. 120/03. The injunction sought by the City of Buenos Aires Ombudsman was denied by a judge. The outcome of the other proceedings is still unknown.

As of the date of the issuance of these financial statements it is not possible to predict the final results of the renegotiation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of $1 per US$1 (or at an equivalent exchange rate for other currencies) and applies the CER to the resulting obligation. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company was a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Although negotiations have begun with gas producers to modify such contracts, it is not possible to predict their outcome.

Deferral of the deduction of exchange losses for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of $1.4 per US$1.0 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax assets generated as a result of this treatment are recorded in the financial statements as of December 31, 2002 as stated in Note 3.4.f).

Recognition of the effects of inflation

In accordance with Resolution No. 3/2002 from the Professional Counsel of Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and General Resolution No. 415 of the National Securities Commission ("CNV"), the accompanying financial statements include the effects of variations in the purchasing power of the currency in accordance with Technical Resolution No. 6 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE") since January 1, 2002 (see Note 3.3).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The participation of MetroGAS in the renegotiation of its License provided for in the Emergency Law implies an agreement to preserve the existence of the License with a view to maintaining its original conditions, both with regards to form and substance.

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatization process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 10).

The circumstances above described, have been considered by MetroGAS' Management in performing the significant accounting estimates included in these financial statements corresponding to the recoverable value of non - current assets. Accordingly, the Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual results could differ from those estimates.

The Company's action plan

The Company's management is currently implementing an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To begin the review process in connection with the renegotiation of the License;

  To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of the Company's legal, economic and financial exposure and to determine an action plan for renegotiating and modifying contracts in light of the current situation;

  To undertake a plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax losses arising out of the impact of the emergency on the Company's results; and

  To retain international financial advisors to develop a comprehensive plan to restructure all of the Company's financial indebtedness (see Note 10).

The impact of the measures adopted by the Government on the Company's financial statements as of December 31, 2002 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - PREPARATION OF FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and in accordance with the requirements of the CNV. Additionally, since the Company is listed on the New York Stock Exchange ("NYSE") certain additional disclosures have been included in these financial statements in order to conform more closely to the requirements of the Securities and Exchange Commission of the United States of America ("SEC") and generally accepted accounting principles in the United States of America ("US GAAP").

In accordance with Resolution No. 392 of the CNV, the Company has recognized the effect of the devaluation of the Argentine peso in its financial statements effective January 1, 2002.

The exchange losses generated for 2002 as a consequence of the devaluation of the Argentine peso amounted to $ 464,515 thousand.

The ENARGAS issued some resolutions listing certain guidelines for information disclosure in the financial statements to be considered by the gas transportation and distribution companies as from January 1, 2001. According to the application of the above-mentioned resolutions, the Company has made significant changes involving disclosure matters in its financial statements. The main change is the reclassification of certain items previously disclosed within "Other expenses" to other items in the Statement of Operations, such as the Technical operator's fees to Operating cost, the Intangible assets amortization to Administrative expenses and the Tax over financial debt to Financial and Holding results from liabilities. With respect to the Balance Sheet the main change corresponds to the reclassification of warehouse materials according to its final destination, i.e. to Inventories or Fixed Assets.

The financial statements as of December 31, 2001 and 2000, when applicable, are included for comparative purposes as required under the above-mentioned accounting principles. Certain additional reclassifications of prior years information have been made to conform to the current year presentation.

3.2. Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. After that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, the Company's financial statements have been expressed in constant Argentine pesos and restated for inflation since January 1, 2002. Under FACPCE Resolution No. 6, account balances restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos as of that date.

Balances as of December 31, 2001 and 2000, disclosed in these financial statements for comparative purposes have been restated for inflation as of December 31, 2002.

For this purpose, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for 2002 amounted to 119% in accordance with such index.

3.4. Significant accounting policies

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash, investments, trade and other receivables and liabilities

Amounts in Argentine pesos without principal adjustment clauses have been valued at nominal value, which include accrued interest through the end of each year, if applicable.

Amounts in Argentine pesos, with a CER adjustment clause have been valued by applying the CER adjustment clause since February 3, 2002 to the corresponding nominal values, including accrued interest through the end of each year, if applicable.

Amounts in foreign currency have been valued at nominal value translated at year-end exchange rates, except for:

  Financial debts in foreign currency owed to financial institutions in the Argentine financial system which have been converted into pesos at a rate of $1 per US$1 (see Note 2), including accrued interest through the end of the year, if applicable; and

  Accounts payables in foreign currency that are under renegotiation and have been converted into pesos at a rate of $1 per US$1.

Additional information of assets and liabilities denominated in foreign currency is presented in Note 22 a). Exchange differences have been charged to income.

Trade receivables include accrued but unbilled services as of the end of each year. Trade receivables are stated net of the allowance for doubtful accounts, which is based on the Company's estimates of collections.

Treasury bills ("Patacones") issued by Buenos Aires Province and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value (see Note 6).

Government bonds ("BODEN") have been valued at market value at December 31, 2002.

b) Inventories

Warehouse material is valued at its weighted average price which does not differ significantly from replacement costs at December 31, 2002 and 2001.

c) Fixed assets

The value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent of the shareholders' contributions less liabilities assumed.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date were valued at their acquisition cost restated in constant Argentine pesos as described in Note 3.3 except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS, these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives. Annual depreciation rates for the years ended December 31, 2002, 2001 and 2000, as a percentage of the average original value of fixed assets, were 3.05%, 3.03% and 3.05%, respectively.

The Company capitalizes the net cost of external financing of construction work under "Fixed assets" until such construction is ready to be put into service. As mentioned in Note 10, capitalized interest during the years ended December 31, 2002, 2001 and 2000 amounted to $ 3,952 thousand, $ 7,433 thousand and $ 6,255 thousand, respectively.

During the years ended December 31, 2002, 2001 and 2000 the Company capitalized $ 5,077 thousand, $ 12,796 thousand and $17,010 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the system as well as its expansion.

Pipeline gas inventories have been valued at their respective replacement costs.

Warehouse material has been valued at weighted average price which does not differ significantly from replacement costs at December 31, 2002 and 2001.

The aggregate book value of fixed assets does not exceed their recoverable value.

d) Intangible assets

Intangible assets represent the costs incurred in connection with the issuance of debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation. Amortization is recorded on a straight-line basis, over a three-year term.

e) Severance indemnities

Severance indemnities are expensed when paid.

f) Income tax

Until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002, income tax has been recorded under the deferred income tax method.

The realization of deferred income tax assets depends on the generation in future periods of taxable income from which temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2002 a valuation allowance against these deferred tax assets as management believes it is more likely than not that these deferred tax assets will not be realized.

The following table shows the changes and composition of deferred tax assets and liabilities:
Deferred tax assets
	Estimated loss carryfoward	Allowances	Financial debt	Others	Valuation Allowance (Note 22 d))	Total
Balances as of December 31, 2001	-	5,069	-	6,117	-	11,186
Inflation adjustment of initial balances	-	(2,751)	-	(3,325)	-	(6,076)
Charges to income statement	300,367	7,011	42,031	1,788	(155,208)	195,989

Balances as of December 31, 2002	300,367	9,329	42,031	4,580	(155,208)	201,099

Deferred tax liabilities
	Fixed assets	Others	Total
Balances as of December 31, 2001	(24,631)	(2,277)	(26,908)
Inflation adjustment of initial balances	13,368	1,236	14,604
Charges to income statement	(1,387)	690	(697)

Balances as of December 31, 2002	(12,650)	(351)	(13,001)

The financial statements as of December 31, 2001, included for comparative purposes, have been retroactively adjusted to reflect the change in accounting for income taxes. Consequently, previously reported net income for the year and retained earnings as of that date increased by $1,354 thousand and decreased by $17,075 thousand, respectively.

Law No. 25,063 established minimum presumed income tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax, in one fiscal year, the amount in excess would be taken as advanced payment of the income tax over the minimum presumed income tax for the following ten years. Consequently, the minimum presumed income tax at year-end is disclosed within "Other receivables".

g) Shareholders' equity accounts

These accounts have been restated in constant Argentine pesos as mentioned in Note 3.3, except for the "Capital stock" account which has been maintained at its original amount. The related adjustment required since January 1, 2002 has been disclosed in "Adjustment to capital stock".

h) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

i) Statement of Operations accounts

These accounts have been restated in constant Argentine pesos as of the end of each year, as follows:

  Accounts reflecting monetary transactions throughout the year (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in year-end constant Argentine pesos, by application to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each year's inflation on such inventories and have been disclosed in "Financing and holding results from assets".

  Financing results (interest and exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in "Results from exposure to inflation".

j) Maintenance expenses

Maintenance expenses intended to ensure the safety and reliability of the distribution system and such expenses are recorded as operating costs in the period in which they are incurred.

k) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reported years. Actual results may differ from those estimates.

l) Provision for contingencies and allowances

The Company provides for losses relating to accounts receivables. The allowance for doubtful accounts is based on the Company's estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to net sales. To establish the allowance for doubtful accounts MetroGAS' management constantly evaluates the amount and characteristics of account receivables.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The Company considers the carrying value of long-lived assets to be impaired when the undiscounted expected cash flows from such assets is less than its carrying value. In that event, a loss would be recognized, charge to operations based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded in these financial statements.

3.5. (Losses) and earnings per share and (losses) and earnings per ADS

Losses and earnings per share and losses and earnings per ADS were calculated based on the weighted average number of shares in circulation during the years ended December 31, 2002, 2001 and 2000. Each ADS represents ten Class "B" shares.

3.6. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2001 the Company has used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. As stated in Note 10, this instrument was a future foreign currency purchase agreement. The corresponding amounts payable are disclosed within "Financial debt - Current" and the related charges are included in "Financial and holding results from liabilities". As of December 31, 2002 the Company had terminated all such instruments.

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading or speculative purposes.

The Company provides credit in the normal course of business to a broad range of commercial and industrial users, government entities, residential customers and six electric power generating companies (the "Electric Power Generating Companies").

Trade receivables are substantially made up of balances with residential and small volume general service commercial clients. The only significant concentrations of credit are with Electric Power Generating Companies.

Trade receivables from the Electric Power Generating companies are as follows:

	December 31,
	2002	2001
	Thousands of $
Electric Power Generating Companies	5,644	22,704

The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2002, 2001 and 2000 were 7.7%, 9.3% and 14.0%, respectively.

NOTE 4 - INITIAL DETERMINATION OF THE VALUE OF NET ASSETS

The transfer price of the net assets contributed to the Company was determined based on the price of US$362,021 thousand paid for 70% of the outstanding capital stock. The value of the remaining 30% of the shares was also determined on this basis. The initial debt due to the Federal Treasury and YPF S.A. ("YPF") (US$110,000 thousand), assumed by the Company under the Transfer Agreement, was added to the total net assets so calculated (US$517,173 thousand equal to $1,120,826 thousand at the exchange rate used to calculate the respective capital contribution), in determining the aggregate original value of fixed assets (US$627,173 thousand equivalent to $1,505,639 thousand).

The transfer price of these assets was approved by resolution No. 1409 of the Ministry of Economy and Public Works and Utilities and was translated at the exchange rate in effect on the Transfer Date.

NOTE 5 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

December 31,	
	2002	2001
	Thousands of $	
Assets		
Current assets		
a) Cash and banks		
Cash	121	107
Banks	83,160	9,697
Collections to be deposited	3,089	6,049
	86,370	15,853
b) Investments		
Government Securities	1,664	663
	1,664	663
c) Trade receivables, net		
Trade accounts receivable	116,050	273,905
Related companies (Note 7 a))	-	57
Unbilled revenues	34,237	78,779
Change in turnover tax for Province of Buenos Aires (Note 16.1.)	3,312	5,951
Easements to be recovered	1,295	13,581
Patagonia Subsidy	1,180	-
Tax on banking transactions to be recovered	8,808	-
Allowance for doubtful accounts (Note 22 d))	(59,897)	(71,402)
	104,985	300,871
d) Other receivables		
Related companies (Note 7 b))	28	157
Other advances	1,635	13,141
Take-or-pay to be recovered	2,564	27,962
Other receivables	1,300	1,516
Insurance and other prepaid expenses	3,518	838
	9,045	43,614
e) Inventories, net		
Available for sale materials	15,649	-
Warehouse materials	2,207	2,493
Allowance for inventory obsolescence (Note 22 d))	(457)	(982)
	17,399	1,511
Non-current assets		
f) Trade receivables		
Change in turnover tax for Province of Buenos Aires (Note 16.1.)	5,242	16,695
Easements to be recovered	-	7,422
	5,242	24,117
g) Other receivables		
Deferred income tax assets	188,098	-
Receivables for dividends distributed in advance	2,443	-
Receivables for dividends distributed in advance with affiliate companies (Note 7 c))	5,701	-
Receivables for minimum presumed income tax	9,500	-
Sundry	425	-
	206,167	-
h) Fixed assets, net		
Original Value	2,536,780	2,562,786
Acummulated depreciation	(653,299)	(577,722)
	1,883,481	1,985,064

Details regarding the significant amounts included in the accompanying financial statements are as follows:

Detail of fixed assets for the last two years is as follows:

Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	December 31, 2002 ORIGINAL VALUE	December 31, 2002 ACCUMULATED DEPRECIATION	December 31, 2002 NET VALUE	December 31, 2001 ORIGINAL VALUE	December 31, 2001 ACCUMULATED DEPRECIATION	December 31, 2001 NET VALUE
		Thousands of $			Thousands of $		
Land	-	17,372	-	17,372	16,815	-	16,815
Building and civil constructions	2.00%	74,731	(13,240)	61,491	73,932	(11,448)	62,484
High pressure mains	2.22% to 10%	261,985	(105,122)	156,863	260,853	(94,740)	166,113
Medium and low pressure mains	1.19% to 10%	1,445,850	(279,023)	1,166,827	1,399,981	(244,982)	1,154,999
Pressure regulating stations	4% to 12.5%	56,658	(21,617)	35,041	52,369	(18,379)	33,990
Consumption measurement installations	2.85% to 5%	356,475	(67,794)	288,681	349,702	(58,999)	290,703
Other technical installations	6.67%	46,524	(21,016)	25,508	46,378	(18,133)	28,245
Machinery, equipment and tools	6.67% to 20%	24,655	(18,935)	5,720	24,312	(16,793)	7,519
Computer and telecommunications equipment	5% to 50%	142,224	(108,015)	34,209	114,311	(95,952)	18,359
Vehicles	10% to 20%	9,953	(8,064)	1,889	11,743	(9,178)	2,565
Furniture and fixtures	10% to 20%	5,409	(4,976)	433	5,392	(4,554)	838
Materials	-	5,911	-	5,911	40,178	-	40,178
Line Pack	-	212	-	212	212	-	212
Work in progress	-	39,514	-	39,514	117,893	-	117,893
Advances to fixed assets suppliers	-	587	-	587	1,648	-	1,648
Distribution network extensions constructed by third parties	1.82% to 2.38%	50,028	(5,518)	44,510	47,964	(4,570)	43,394
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(837)	21	(816)	(606)	6	(600)
Allowance for obsolescence of materials (Note 22 d))	-	(471)	-	(471)	(291)	-	(291)
		2,536,780	(653,299)	1,883,481	2,562,786	(577,722)	1,985,064

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

(*) The balance at December 31, 2002 includes $ 438,100 thousands corresponding to Series C Notes with original maturity in May 2004 (see Note 10).

As of December 31, 2002, investments corresponded to (i) "Patacones", which accrue interest at annual rate of 7% and were recorded at par value as they are used to cancel taxes payable and other liabilities with suppliers; (ii) "Lecops" which do not accrue interest; and (iii) "BODEN" which accrue an annual interest rate of 1.86%. Additionally, as of December 31, 2000 investments comprised savings account deposits, accruing interest at an average rate of 3% per annum.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the financial debts, which are set forth in Note 10. Certain payables accrue a CER adjustment clause (see Notes 2 and 15).

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of December 31, 2002, the shareholders of Gas Argentino were British Gas International B.V. (a wholly owned subsidiary of BG Group plc. ("British Gas")) (54.67%) and YPF S.A. ("YPF") (45.33%).

On April 4, 2001, the Inspección General de Justicia approved the merger of Astra Compañía Argentina de Petróleo S.A. ("Astra") and YPF, effective as from January 1, 2001.

On December 21, 2001 Argentina Private Development Company Ltd., a subsidiary of YPF, transferred its interest in Gas Argentino to YPF.

Under the Gas Act and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2002, 2001 and 2000, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

The financial statements include the revenues and expenses derived from the following transactions with related companies:

  Sales of gas to companies that are, directly or indirectly, related to Astra (as of December 31, 2000) and YPF (during the years ended December 31, 2002 and 2001).

  Direct or indirect gas supply contracts with Astra (as of December 31, 2000) and YPF (during the years ended December 31, 2002 and 2001) and its related companies.

  Transportation contracts with companies which are indirectly related to Astra (as of December 31, 2000) and YPF (during the years ended December 31, 2002 and 2001).

  Fees for maintenance and repair services paid pursuant to contracts with companies, which are indirectly related to Astra (as of December 31, 2000) and YPF (during the years ended December 31, 2002 and 2001).

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with related companies are as follows:
	December 31,
	2002	2001	2000
	Thousands of $

Gas sales and transportation and distribution services to power plants and industrial companies	2,328	4,426	13,043
Gas purchases	47,671	83,820	179,827
Transportation services	17,301	28,911	22,728
Fees for sundry services	1,910	171	2,889
Technical operator's fees	1,448	11,335	17,972
Contingent Technical operator's fees	3,866	-	-
Manpower supply	4,364	2,955	3,232
Personnel supply	1,014	-	-
Other income	-	-	564

The outstanding balances as of December 31, 2002 and 2001 from transactions with related companies are as follows:
	December 31,
	2002	2001
	Thousands of $
Current Assets Trade receivables Operadora de Estaciones de Servicio S.A.	-	57
	-	57

	December 31,
	2002	2001
	Thousands of $
b) Other receivables
Gas Natural BAN S.A. Astra Evangelista S.A.	16 12	133 24
	28	157

Non Current Assets
c) Other receivables
Gas Argentino S.A.	5,701	-
	5,701	-

Current Liabilities
d) Related companies
BG International Limited	3,277	6,799
BG Argentina S.A.	148	-
Y.P.F. S.A.	3,642	8,881
Gas Natural BAN S.A.	2,122	3,328
	9,189	19,008

Non Current Liabilities
e) Related companies
BG International Limited	3,695	-
	3,695	-

NOTE 8 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 9.1.).

NOTE 9 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transmission and distribution companies and restrictions on transfers of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

9.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 8).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain records and to provide periodic reports to ENARGAS.

9.2. "K" Investment Factor

The "K" Investment Factor relates to the investment projects design to expand MetroGAS' pipeline network system, its reliability and safety. The "K" investment Factor is applicable to the distribution margins corresponding to Residential Services, Small Volume Services and CNG Services. The "K" Investment Factor is only included in the tariffs after MetroGAS has submitted its investment projects to ENARGAS, ENARGAS has approved them and MetroGAS has started to provide its services to its customers.

ENARGAS has approved investment projects submitted by MetroGAS in the amount of $ 109.8 million for the 1998-2002 period. The "K" Investment Factor for the 1998-2002 period is 6.6%, 4.8% and 5.7% applicable to Residential Services, Small Volume Services and CNG Services, respectively.

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined. The Company does not anticipate that the ultimate resolution of this matter will have a material impact on the Company's financial condition or results of operations.

9.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as of January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

9.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company may not assume the debts of Gas Argentino or grant loans to, encumber assets to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 10 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's financial debt as of December 31, 2002 and 2001, indicating the average interest rates and maturity date for each item:
	December 31,
	2002		2001
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 2.625%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	17.00% - 33.00%	01/02/2002 - 01/07/2002
Secure overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.07%-8.74%	12/10/2001- 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended December 31, 2002, 2001 and 2000 are as follows:
	December 31,
	2002	2001	2000
	Thousands of $
- Nominal interest	122,726	76,297	75,092
- Net financial results of other debts	(28)	571	267
Total interest	122,698	76,868	75,359
- Capitalized interest (Note 3.4.c))	(3,952)	(7,433)	(6,255)
Total interest charged to the results of operations	118,746	69,435	69,104

Short and Medium-Term Negotiable Obligations

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible short and medium-term Negotiable Obligations, for an amount of up to US$600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, authorized such Program.

On March 27, 2000, MetroGAS issued US$100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of face value, and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued Euros 110 million of Series B Notes (equivalent to approximately US$94.4 million, at the exchange rate on the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of face value, and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per dollar) at the interests' cancellation date and the maturity date of the Series B Notes.

In 2001, MetroGAS issued US$130 million of Series C Notes, of which US$115 million was issued on May 7, 2001 and the remaining US$ 15 million was issued on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at floating LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the Buenos Aires Stock Exchange on June 15, 2001.

The offering of the Series A, B and C Notes were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's License, including the suspension of the tariff adjustment formula, the redenomination of the tariff into pesos, and the devaluation of the peso.

In response to MetroGAS' creditors request, that the Company launch a debt restructuring in advance of definitive contractual renegotiations with the Argentine Government, the Company intends to develop and propose to its financial creditors a comprehensive plan to restructure all the Company's financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require an additional interest payment at a rate of 2% per annum, and ii) through the procurement of certain majorities declare the entire debt due, demanding its anticipated cancellation. At the date of issuance of these financial statements the Company had not received notice from the holders in these regards.

On March 26, 2002, Buenos Aires Stock Exchange decided to transfer MetroGAS' Negotiable Obligations to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of the Series A and B Notes. This decision does not cause a de-listing of such Notes. The suspension of the trading was adopted to protect investors.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new payment on interest accrued between September 27, 2002 and October 1, 2002 on its financial debt.

The Company believes that these payments resulted in its financial creditors being treated equitably with respect to the total amount paid.

At the date of issuance of these financial statements, none of the Company's creditors has requested the early settlement of the Company's financial debt. However, as it has been over one year since the re-negotiation process of some terms in the License formally started with the Government with no success and, as mentioned above, the creditors have requested the Company complete a restructuring of its financial liabilities regardless of the final outcome of the License re-negotiation, MetroGAS has classified the entire financial debt as of December 31, 2002 as current.

NOTE 11 - CAPITAL STOCK

As of December 31, 2002, the Company's capital stock totaled $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The most recent capital increase of $56,641 thousand was approved by the Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is held by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 14).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

The Shareholders' Meeting held on April 24, 2000, ratified the interim cash dividend of $62,237 thousand, equivalent to $0.11 per share and 5% of capital stock, which was made available to shareholders as from November 24, 1999. In addition, the setting up of a Reserve for future dividends amounting to $25,171 thousand was proposed.

On May 18, 2000 the Company's Board of Directors resolved to allocate the Reserve for future dividends set up on April 24, 2000 to the distribution of cash dividends amounting to $ 24,894 thousand ($ 0.04 per share, equivalent to 2% of the capital stock) which was made available to shareholders as from May 31, 2000.

On November 21, 2000 the Company's Board of Directors ratified the interim cash dividend of $74,683 thousand, equivalent to $0.13 per share and 6% of capital stock, which was made available to shareholders as from November 29, 2000, affecting $277 thousand of the Reserve for future dividends and $74,406 thousand of the Unappropriated Retained Earnings.

The Shareholders Meeting held on April 27, 2001, ratified the interim cash dividend of $74,683 thousand, equivalent to $0.13 per share and 6% of capital stock, which was made available to shareholders as from November 29, 2000. In addition, it was proposed the setting up of a Reserve for future dividends amounting to $25,407 thousand.

On May 16, 2001 the Company's Board of Directors resolved to allocate the Reserve for future dividends set up on April 27, 2001 to the distribution of cash dividends amounting to $ 24,893 thousand ($ 0.04 per share, equivalent to 2% of the capital stock) which was made available to shareholders as from May 30, 2001.

Based on the financial statements as of September 30, 2001 which recorded a net income of $ 100,479 thousand, MetroGAS' Board of Directors approved on November 15, 2001, an interim dividend of $74,683 thousand equivalent to 74% of the "Unappropriated Retained Earnings" as of that day, maintaining the Company's dividend policy since the beginning of operations and equivalent to $ 0.13 per share and 6% of capital stock; which was made available to shareholders as from November 23, 2001. The dividend was paid out of the "Reserve for future dividends" totaling $514 thousand and $74,169 thousand out of MetroGAS' "Unappropriated Retained Earnings".

The Shareholders' Meeting held on April 30, 2002, ratified the above-mentioned interim dividend and approved MetroGAS' Board of Directors proposal regarding the consideration of the interim dividend distributed as a dividend paid in advance of net income for the year 2001, and ratified the transfer of the balance not absorbed by unappropriated retained earnings as a credit in favor of the Company, to be offset against future dividends.

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the Company's net income for each year must be transferred to the Company's Legal Reserve, until it reaches 20% of the Company's subscribed capital, including adjustments to capital stock.

The Company's By-laws provide for issuing a profit sharing bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 14). No amount in respect of such bonus has been deducted as an expense for the year ended December 31, 2002, due to the net loss generated during the year. Such bonus was paid for the year ended December 31, 2001 and 2000 and was recorded as an expense of such years.

Additionally, the Company is prohibited by the terms of its Series C Notes from paying dividends during the continuation of an event of default thereunder.

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's By-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS` capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS` equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's By-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. (see Note 12).

Participants in the PPP purchased their shares from the Government for $1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the By-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 15 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required to provide its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

15.1. Gas purchases

As a consequence of the Emergency Law (see Note 2), the Company has begun renegotiations with gas producers in respect to the contracts referred to below. It is not possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, the Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers in Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below.

According to the long-term contract provisions, the natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the following table:

Volumes - Daily averages for the years
	2002	2003	2004	2005	2006
	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)
Current Daily Contract Volumes:
Summer (Oct - Apr) (3)	11.7	11.2	7.6	5.3	3.2
Winter (May - Sept)	12.5	11.8	6.4	5.3	0.6

Take or Pay Contract Volumes:
Summer (Oct - Apr) (3)	7.9	7.4	4.3	3.3	1.9
Winter (May - Sept)	10.6	10.0	5.4	4.3	0.5

Amount /year (2)	160.0	139.7	80.5	66.8	23.7

  Millions of cubic meters per day on average

  Millions of US dollars per year. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1 = US$ 1 conversion rate. Gas purchased from May to September 2002 has been valued according to the provisional values used by ENARGAS to determine winter-period tariffs. Since January 2003, prices have been considered at a $ 1 = US$ 1 conversion rate.

  If the Company's daily contract volumes during the summer are below the expected demand, the Company would purchase additional gas on the spot market for sale during the summer months.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from suppliers or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). Management does not consider it likely that the Company will incur a material take-or-pay liability for volumes of gas not taken as of December 31, 2002.

15.2. Gas transportation

As contemplated by Note 2, the contracts entered into by MetroGAS with gas transportation companies may be modified. It is not possible to assess the impact of any such modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016 with Transportadora de Gas del Sur S.A., Transportadora de Gas del Norte S.A. and other companies for firm transportation capacity of 22.8 MMCM per day.

The Company is obligated to pay approximately $369,340 thousand for the entire period between 2002 and 2003, $452,470 thousand for the entire period between 2004 and 2006 and $1,059,620 thousand for the entire period between 2007 and 2016 for firm transportation capacity under such contracts.

15.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has entered into agreements with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund a portion of any excess of the price of fuel oil over gas prices on undelivered volumes and on an energy-equivalent basis.

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$3,000 thousand or 7% of the amount obtained after subtracting US$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate $1 = US$1 (or at equivalent rates for other currencies) The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of $360 thousand, adjusted by CER (Fixed Management Fee) or 7% of Company Net Profits (Fee on Profits). The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than $3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of $3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Note 22 b). Transactions and balances with affiliated companies related to this contract are described in Note 7.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above mentioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of December 31, 2002 and 2001 the financial statements of the Company included a current receivable of $ 3,312 thousand and $ 5,951 thousand and a non-current receivable of $ 5,242 thousand and $ 16,695 thousand, respectively. Interest accrued at December 31, 2002 and 2001 amounts to $ 1,108 thousand and $ 2,222 thousand and has been recognized as financial and holding results from assets in the income statements for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse. At the date of approval of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

16.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to $ 48.1 million (including fines and interest).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS that were executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Nequén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction. Consequently, Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of Gas del Estado.

ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

16.3. Others

There are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have a material impact on the Company's financial statements as of December 31, 2002.

NOTE 17 - NEW ACCOUNTING STANDARDS

In December 2001, the CPCECABA approved new professional accounting standards (Technical Pronouncements No. 16 to 19 of FACPCE, with certain amendments) introducing changes to those currently in effect as regards the criteria for valuation of assets and liabilities, the treatment of special matters not previously contemplated and new disclosure requirements for the preparation of financial statements. Those changes will be applied for fiscal years commencing on or after July 1, 2002. Furthermore, in November 2002, the CPCECABA approved Technical Pronouncement No. 20 of FACPCE regarding the accounting for derivative instruments. Such pronouncement will be applicable for fiscal years beginning on or after January 1, 2003. In January 2003, the CNV issued General Resolution No. 434/03 adopting the new accounting standards.

The new accounting standards establish: i) explicit prohibitions on capitalization of certain deferred charges and transitional rules establishing the accounting treatment of intangible assets which do not qualify as such under those regulations recorded at the beginning of their application, ii) changes in the frequency and methodology for testing assets for impairment, and iii) the use of discounted values for measurement of certain receivables and liabilities. The effect of the application of the new accounting standards could affect the results of prior years.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission ("SEC"). These differences are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Restatement of Financial Statements for general price-level changes

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002 financial statements should be expressed in constant Argentine pesos and restated for inflation since January 1, 2002. For this purpose, FACPCE Resolution No. 6 has been adopted, considering that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period as from that date to December 31, 2001, are expressed in constant Pesos as of that date.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The inflation rate for the year 2002 amounted to 119% in accordance to the above-mentioned index.

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy, which, in the recent past, has experienced periods of significant inflation.

b) Deferred income taxes

Under Argentine GAAP, until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from 2002 fiscal year, income tax has been recorded under the deferred income tax method.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its best estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2002 a valuation allowance against the deferred taxes assets considered non recoverable.

Under US GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgement in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under US GAAP the Company decided to set up a valuation allowance against 100% of its tax loss carryforwards and certain of its other deferred tax assets.

In addition, under Argentine GAAP, the effect of inflation accounting on property, plant and equipment and intangible assets was considered a permanent difference. Under US GAAP, following the guidelines contained in Issue 93-9 "Application of SFAS 109 in foreign financial statements restated for general price-level changes", the Company accounted for the effect of inflation accounting on non-monetary assets as a temporary difference.

c) Intangible assets

Under Argentine GAAP, organization and pre-operating expenses incurred in the start-up of a privatized company, as well as the costs corresponding to the Program for the issuance of Medium-Term Debt and certain projects relating to future income generation may be deferred and amortized over the resultant periods of benefit. Under US GAAP, such costs are expensed as incurred.

d) Vacation accrual

Under Argentine GAAP there are no specific requirements governing the recognition of the accrual for vacations. The accepted practice in Argentina is to expense vacation when taken and to accrue only the amount of vacation in excess of normal remuneration. Under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

e) Accounting for stock transferred by the Argentine Government to employees of the Company

Argentine GAAP does not contain rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company's employees. The accounting for such transactions under US GAAP is governed by the "Accounting Principles Board Opinion No. 25" ("APB 25") and "Accounting Interpretation Bulletin No. 1" to APB 25.

As discussed in Note 14, the 10% of the capital stock represented by Class "C" common shares was designated by the Argentine Government for use in the PPP, as required by Law No. 23,696. The Argentine Government agreed to establish the PPP for the benefit of the former employees of GdE transferred to the Company who remained employees of the Company as of July 31, 1993. The purchase price of the Class "C" shares under the PPP to be paid by eligible employees was announced by the Argentine Government in February 1994. Under the terms of the PPP, the eligible employees acquired the Class "C" common shares held by the Argentine Government for an amount of $1.10 per share.

Participants in the PPP may purchase their shares by either paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price.

APB 25 requires the recognition of compensation expense representing the difference between the purchase price paid by the employees and the fair value of the shares at the date the number of shares and purchase price per share are known.

Fair value has been estimated based on the total price paid by Gas Argentino in December 1992 ($1.00 per share) for the capital stock of MetroGAS, which is less than the purchase price to be paid by the employees. As a result, no compensation expense has been recognized in the US GAAP reconciliation related to this plan.

f) Valuation of inventories

As described in Note 3.4 b), the Company values its inventories at weighted average price. Those values do not differ significantly from replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are to be valued at the lower of cost or realizable value.

g) Valuation of fixed assets

As indicated in Note 8, GdE transferred assets of the metropolitan distribution service area to the Company.

The transfer value of these assets was determined based on the price effectively paid for the majority ownership of the outstanding shares (70% of the capital stock). This price also served as the basis for determination of the value of the remaining 30% of the capital stock. The total capital stock was added to the amount of initial debts assumed under the Transfer Agreement to determine the overall value of the net assets of the entity. The transfer price of these assets was approved by Resolution No. 1409/92 of The Ministry of Economy and Public Works and Utilities.

Under US GAAP, property, plant and equipment would be recorded at historical cost. In the case of the Company, this cost would be the inflation-adjusted historical cost of GdE. Because no separate financial statements or financial information was kept by GdE with respect to the distribution assets or operations transferred to MetroGAS, the Company is unable to determine the historical cost of those assets. As a result, in preparing the financial statements in accordance with Argentine GAAP, the Company has valued its property, plant and equipment using the method described above. The Company believes the replacement cost of property, plant and equipment in Argentina is a reasonable approximation of its inflation-adjusted historical cost. The replacement cost of the Company's property, plant and equipment as of the Takeover Date, as determined by independent appraisers, exceeded the recorded amounts of the assets at that date. Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

Effective for fiscal years beginning after December 15, 2001, U.S. GAAP requires the Company to adopt SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived assets" ("SFAS 144"). SFAS 144 requires a company to review certain assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The adoption of SFAS 144 has not had any impact on the Company's financial position or result of operations.

h) Advances to fixed asset suppliers

Under Argentine GAAP, funds advanced to fixed asset suppliers are capitalized and included under Fixed Assets prior to purchase and specifically identified as property or equipment items. Under US GAAP, these funds are accounted for as a deposit until the actual property or equipment procured by such funds has been purchased. Accordingly, such funds are generally classified as "Other assets".

However, due to the nature of such funds and their relative immateriality to the financial statements taken as a whole (Note 5 h), the quantitative difference between Argentine and US GAAP would be a reclassification from Fixed Assets to Other assets and, accordingly, it does not affect the reconciliation of net (loss) income and shareholders' equity disclosed in Note 19.

i) Regulatory matters

As explained in Note 9, the Company provides the public service of natural gas distribution in its service area, and is therefore subject to the regulatory control of ENARGAS. Law No. 24,076 (the "Gas Act"), together with Executive Decree No. 1,738/92, state that the Company's tariffs shall provide an opportunity to recover all appropriate operating costs reasonably applicable to the service, taxes and a reasonable rate of return, and that such return shall be similar to the return in businesses having equivalent or comparable risks, and shall be related to the degree of efficiency and satisfactory performance of the services.

The License states that the tariff will be adjusted every five years and will be calculated by applying an investment factor and efficiency factor to the existing tariff.

On June 30, 1997 ENARGAS issued Resolution No. 464/97 which approved maximum tariffs for MetroGAS applicable to the 1998/2002 period. The above mentioned Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7%. This percentage of decrease in the distribution margins is applied to users classified as residential, small and medium commercial and industrial consumers (general P and general G), subdistributors and natural compressed gas as from January 1, 1998.

Regarding Investment Factor "K" corresponding to investment projects to increase the reliability and safety of the system as well as its expansion, on December 12, 1997 the ENARGAS issued Resolution No. 551/97 granting definitive approval for network expansion projects and the construction of a gas pipeline to reinforce supply to the city of Buenos Aires for a total of $109,827 thousand. The Investment Factor will be applied semi-annually, the first six months during which it will apply to begin in July 1, 1998. The Investment Factor "K" will be implemented once the projects submitted by MetroGAS and authorized by ENARGAS begin to provide service to users. Investment Factor "K" for the five-year period 1998/2002 amounts to 6.6%, 4.8% and 5.7%, applicable to users in residential, small business and compressed natural gas categories, respectively. In addition, within the program for the Five-Year Rate Review, the ENARGAS approved a request by MetroGAS to adjust the transport component within the tariff, giving recognition to the contracting of additional transport capacity.

Because the Company's current tariffs are not based on its specific cost of providing service, the Company does not meet the criterion for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation " ("SFAS 71").

However, if the provisions of SFAS 71 were applicable to the Company, management believes that they would not have a significant effect on the financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

j) Industry segment

The Company operates exclusively in the rendering of public natural gas distribution services.

k) Severance indemnities

US GAAP require the accrual of liability for certain post-employment benefits if they relate to services already rendered, are related to rights that accumulate or vest, are likely to be paid and can be reasonably estimated. As described in Note 3.4 e), the Company expenses severance indemnities when paid. Under Argentine law, the Company is required to pay a minimum severance indemnity based on years of service and age when an employee is unwrongfully dismissed. While the Company expects to make severance payments in the future, it is unable to reasonably estimate the amount of liability, if any, at this date. As a result, no adjustment has been made in the accompanying US GAAP reconciliation.

l) Trade receivables

As described in Note 16.1 and in accordance with Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 of the income corresponding to the effect on tariffs as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires.

Under US GAAP this income will be recognized at the time of the corresponding invoicing.

m) Earnings per share

US GAAP require the adoption as from January 1, 1997 of "Statement of Financial Accounting Standards No. 128" "Earnings per Share". SFAS 128 makes it mandatory to disclose in the body of the Income Statement the diluted income per share as well as basic income per share. As at December 31, 2002, 2001 and 2000 the Company did not hold any shares or rights convertible into shares which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Earnings per share".

n) Exchange difference

All working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 to US$ 1 (buying rate) and Ps. 1.6 to US$ 1 (selling rate). Under Argentine GAAP at December 31, 2001 the Company accounted for its foreign currency assets and liabilities at an exchange rate of Ps. 1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation - Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Company gave effect to the devaluations of the Argentine peso at December 31, 2001.

o) Prepaid dividends

As stated in Note 11, under Argentine GAAP, as of December 31, 2002, the Company recognized as assets certain receivables with shareholders arising from the payment of dividends in advance. Under US GAAP, such receivables were recorded as a reduction to shareholders' equity.

p) Extraordinary item

As discussed in Note 9.3, under Argentine GAAP, the Company recognized an extraordinary loss as of December 31, 2001 for the write off of the US PPI semi-annual adjustment. Under US GAAP, this charge does not qualify as an extraordinary item and should be reported as operating loss.

As these differences have no effect on the net (loss) income or on shareholders' equity, no reconciling items are presented for US GAAP purposes.

q) Accounting for derivatives and hedging activities

During fiscal year 2000, the Company entered into a cross-currency swap agreement to effectively convert its 110 million Euro-denominated 7.375%-interest-rate debt (the Series B Notes issued under the 1998 Global Program) to U.S. dollar-denominated 9.04%-interest-rate debt for a notional amount of US$ 94.4 million maturing on September 27, 2002. The notional amount of this derivative instrument does not represent an asset or liability of the Company, but, rather, is the basis for the settlements under the contract terms. During 2002 MetroGAS made an early termination of these euro-currency swap (see Note 10).

Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to financial results in the statement of operations (loss). The related accrued receivable or payable is recorded in interest payable. The fair value of the swap agreement was not recognized in the financial statements as of December 31, 2001.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 was subsequently amended by SFAS No.137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS No. 133. Under US GAAP, the Company adopted SFAS No. 133, and its corresponding amendments under SFAS No. 138, on January 1, 2001.

Under US GAAP, this cross-currency swap agreement did not qualify for hedge accounting treatment under SFAS No. 133. However, this derivative, although not designated in a hedging relationship, is required to be recorded on the balance sheet at fair value. Changes in fair value of this derivative instrument not designated as a hedging instrument had been recognized in earnings during 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of $ 0.6 million (loss) in earnings as accounting change to reflect the effect of the adoption at the beginning of the year 2001.

NOTE 19 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP

The following is a summary of the significant adjustments to net (loss) income for each of the three years in the period ended December 31, 2002 and shareholders' equity at December 31, 2002 and 2001 which would be required if US GAAP had been applied instead of Argentine GAAP in the financial statements.

December 31,		
	2002	2001	2000
	Thousands of $		
Shareholders' equity in accordance with Argentine GAAP	784,607	1,256,230	
US GAAP Adjustments:			
- Trade receivables	(8,554)	(22,646)	
- Expensing of intangible assets			
Others	-	(1,537)	
- Inventory valuation	(929)	(20)	
- Vacation accrual	(2,832)	(7,549)	
- Derivative instrument	-	(12,688)	
- Devaluation effect	-	(499,645)	
- Dividends paid in advance	(8,144)	-	
- Deferred income taxes	(529,206)	(24,876)	
Shareholders' equity in accordance with US GAAP	234,942	687,269	
Net (loss) income in accordance with Argentine GAAP	(489,433)	60,678	111,128
US GAAP Adjustments - Increase (Decrease):			
- Trade receivables	14,092	3,508	3,782
- Expensing of intangible assets			
Voluntary severance program	-	-	8,316
Medium-term debt program	-	394	2,745
Others	1,537	8,259	888
- Inventory valuation	(909)	-	-
- Vacation accrual	4,717	(809)	(232)
- Derivative instrument	12,688	(12,688)	-
- Devaluation effect	499,645	(499,645)	-
- Dividends paid in advance	9,666	-	-
- Deferred income taxes	(504,330)	2,434	(3,508)
Net (loss) income in accordance with US GAAP	(452,327)	(437,869)	123,119
Earnings per share:			
ARGENTINE GAAP			
(Losses) Earnings per share	(0.860)	0.107	0.195
(Losses) Earnings per ADS	(8.599)	1.066	1.952
US GAAP			
(Losses) earnings per share before accounting change	(0.795)	(0.768)	0.216
Accounting change	-	(0.001)	-
(Losses) earnings per share	(0.795)	(0.769)	0.216
(Losses) earnings per ADS	(7.947)	(7.693)	2.163
Shares subscribed, paid-in and outstanding	569,171,208	569,171,208	569,171,208

With regard to significant balance sheet captions, total assets as determined under US GAAP were $2,153,366 thousand and $2,374,550 thousand as of December 31, 2002 and 2001, respectively. Total liabilities determined under US GAAP were $1,918,424 thousand and $1,687,281 thousand as of December 31, 2002 and 2001, respectively.

Description of changes in shareholders' equity under US GAAP

NOTE 20 - OTHER SIGNIFICANT GAAP DISCLOSURE REQUIREMENTS

The following represent additional financial statement disclosures required under US GAAP.

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:

Deferred tax liabilities at December 31, 2002 result primarily from the differences in the book and tax basis of property, plant and equipment and intangible assets due to the application of differing depreciation methods for income tax and financial reporting purposes and the restatement for inflation for accounting purposes.

Deferred tax assets at December 31, 2001 result primarily from the exchange rate loss originated from the application of the relevant exchange rate to foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law which are only deductible for income tax purposes by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Law.

Deferred tax liabilities at December 31, 2001 principally relate to differences in the book and tax basis property, plant and equipment due to the application of differing depreciation methods for income tax and financial reporting purposes.

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate of 35% for the years 2002, 2001 and 2000 as follows:

(1) See note 18 a)

b) Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:

(1) As described in Note 16.1 and in accordance with Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 of the income corresponding to the effect on rates as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP this income is being recognized at the moment of the corresponding invoicing. During 2002, 2001 and 2000 the Company billed $14,092 thousand, $3,508 thousand and $3,782 thousand, respectively.

(2) Included in Reconciliation of Net (Loss) Income and Shareholders' Equity to US GAAP.

(3) See Note 18 p).

c) Financing and holding results

(1) Included in Reconciliation of Net (Loss) Income and Shareholders' Equity to US GAAP.

d) Additional information on the Statement of Cash Flows

The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statements of Cash Flows" but using Argentine GAAP numbers. As further described in Note 3.2. the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

The table below shows certain additional disclosures required by SFAS No. 95 and not provided in the primary financial statements:

Under Argentine GAAP the effect of inflation on cash and cash equivalents was not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

e) Summarized financial information under US GAAP

Presented below is the summarized balance sheet and statement of operations information of the Company as of and for the years ended December 31, 2002 and 2001 prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and classifications as previously discussed in Notes 18 and 19.

f) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such Statement certain disclosure requirements regarding credit risk concentrations. See Note 3.6 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2002 and 2001, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount.

NOTE 21- RECENT ACCOUNTING PRONOUNCEMENTS

1. Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

2. Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 64, "Extinguishments of Debt made to Satisfy Sinking Fund Requirements", and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". The statement also amends SFAS No. 13, "Accounting for Leases", to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

3. Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

4. Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of SFAS Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

5. Disclosure requirements for guarantees

In November 2002 the FASB has issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". Interpretation No. 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

6. Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". Interpretation No. 46 requires a variable interest entity to be by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

7. Derivative instruments

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities".

8. Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.

In the opinion of the Company's management the adoption of the pronouncements described in (1) to (8) above will not have any effect on the Company's net loss or shareholders' equity under U.S. GAAP.

NOTE 22 - OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP. This information is not a required part of the basic financial statements under US GAAP, however, certain of these tables substantially duplicate the schedule requirements of the SEC. Separate financial statements schedules were, therefore, not prepared for purposes of the Annual Report of which these financial statements constitute a part:

a) Foreign currency assets and liabilities;

b) Expenses incurred;

c) Operating costs;

d) Allowances.

METROGAS S.A.

c) OPERATING COSTS

MAIN ACCOUNT	December 31, 2002	December 31, 2001	December 31, 2000
Balance at the beggining of the year			
Natural Gas	-	-	-
Processed Natural Gas	-	-	501
	-	-	501
Plus			
Purchases			
Gas for distribution	198,507	419,474	515,188
Gas for processing	6,811	-	17,235
	205,318	419,474	532,423
Transportation for customers	251,346	487,268	441,426
Transportation for gas processing	2,964	6,394	10,033
	254,310	493,662	451,459
Operating Costs (Note 22 b))			
Gas sales	111,065	121,388	138,649
Processed Natural Gas	432	225	23,441
	111,497	121,613	162,090
Operating Cost	571,125	1,034,749	1,146,473
Natural Gas	560,918	1,028,130	1,095,263
Processed Natural Gas	10,207	6,619	51,210

(*) The increase of the valuation allowance on deferred income tax assets have been included in the line of Income tax in the Statements of Operations.