Form 20-F
METROGAS INC
filed 2004-07-01
CIK 931069

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003

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

Item 17 _ Item 18 X

TABLE OF CONTENTS

Page

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 1

ITEM 3. KEY INFORMATION 1

ITEM 4. INFORMATION ON THE COMPANY 25

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. 62

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 79

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 86

ITEM 8. FINANCIAL INFORMATION 89

ITEM 9. THE OFFER AND LISTING 95

ITEM 10. ADDITIONAL INFORMATION 98

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK 110

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 111

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES 112

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE

OF PROCEEDS 112

ITEM 15. CONTROLS AND PROCEDURES 112

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT 113

ITEM 16.B CODE OF ETHICS .113

ITEM 16 C PRINCIPAL ACCOUNTANT FEES AND SERVICES 113

ITEM 16. D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 114

ITEM 16. E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER 115

ITEM 17. FINANCIAL STATEMENTS 116

ITEM 18. FINANCIAL STATEMENTS 116

ITEM 19. EXHIBITS 116

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F ( "Annual Report") contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

  our ability to remain as a going concern and remain solvent;
  the renegotiation of our tariffs with the Argentine government;
  anticipated revenues, capital expenditures, future cash flows and financing requirements;
  the economic and political developments in Argentina (including the effects of the devaluation of the Argentine Peso and restrictions on payments abroad);
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
  revocation of our License (as defined below) to provide gas services;
  our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due; and
  the outcome of pending legal claims against us.

Some of these factors are discussed in more detail in our Annual Report, including under Item 3: "Key Information-Risk Factors", Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects". If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in our Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in our Annual Report and have no obligation to update any such statements.

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and the notes thereto ( "Annual Financial Statements") are set forth in Item 18 of our Annual Report. Our Annual Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"). Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States ("U.S. GAAP") which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Securities and Exchange Commission. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores ("CNV"). Accordingly, our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed license to provide natural gas services (the "License") and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risks Related to Us."

In our Annual Report, references to "U.S.$", "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.", "Pesos" or "$" are to Argentine pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our Annual Report were rounded for ease of presentation.

In our Annual Report, references to "billions" are to thousands of millions. References to "CM" are to cubic meters, to "MCM" are to thousands of cubic meters, to "MMCM" are to millions of cubic meters and to "BCM" are to billions of cubic meters. References to "CF" are to cubic feet, to "MCF" are to thousands of cubic feet, to "MMCF" are to millions of cubic feet and to "BCF" are to billions of cubic feet. One cubic meter equals 35.3145 cubic feet. References to "BTU" are to British thermal units and to "MMBTU" are to millions of British thermal units. A BTU is the amount of heat needed to increase the temperature of one pound of water by one degree Fahrenheit (252 calories). Although BTU is a calorific measurement and does not correspond exactly to volume measurements, in calculating our gas purchase requirements we estimate that one cubic foot (0.03 CM) of gas provides one thousand BTUs. References to "km" are to kilometers.

Unless otherwise indicated, our balance sheets and statements of operations use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina ("Banco Nación"). In the case of U.S. Dollars, the Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2003, the only exchange market available was the free market and the quotation was Ps.2.935 per U.S.$1.00 and as of June 23, 2004, the exchange rate was Ps. 2.9430 per U.S. $1.00. The reader should not construe the translation of currency amounts in our Annual Report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

ADDITIONAL INFORMATION

This Annual Report is incorporated by reference and forms part of our Solicitation Statement dated November 7, 2002.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Financial Data

      The following tables set forth certain of our selected financial and operating data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Financial Statements, the information contained in Item 5: "Operating and Financial Review and Prospects", and our financial statements, notes thereto and similar information contained in prior annual reports on Form 20-F filed with the Securities and Exchange Commission ( "SEC"). The statement of operations, balance sheet and other financial data have been derived from our financial statements audited by Price Waterhouse & Co., Buenos Aires, Argentina, independent certified public accountants in Argentina, as stated in their report included in our Annual Report and in such other annual reports.

      We maintain our financial books and records and publish our financial statements in Pesos as of February 28, 2003 and prepare our financial statements in conformity with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

      Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

      Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "-Risk Factors-Risk Factors Relating to Us-The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise substantial doubts as to our ability to continue as a going concern".

      Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our financial statements were periodically restated based on changes in the Argentine general level wholesale price index ("GLWPI") published by the National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos "INDEC"). On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272 of the CNV, we discontinued the inflation restatement methodology into Pesos, maintaining the effects of inflation accounted for in the prior periods.

      As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 120% in the period from January 1, 2002 through February 28, 2003) and the conditions created by Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario ("Public Emergency Law") adopted at the beginning of 2002, the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires or the "CPCECABA"), on March 6, 2002 approved a resolution requiring the reinstatement of inflation accounting in financial statements applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

      On July 16, 2002, the Argentine government issued Decree 1,269/02 repealing Decree 316/95 and instructing the CNV, among others, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency.

      On March 25, 2003, Decree 664/03 rescinded the requirement that inflation accounting be applied for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution 441/03 discontinuing inflation accounting as from March 1, 2003.

      Our financial statements for the year ended December 31, 2003, our statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2002 and our financial data for the years ended December 31, 1999, 2000, 2001 and 2002, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003.

      Certain amounts and ratios contained in our Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect in such rounding is not material. Such amounts, as so rounded, are also used in the text of our Annual Report.

      The contents of our worldwide web site are not part of our Annual Report.

      SELECTED FINANCIAL AND OPERATING INFORMATION
	Year Ended December 31,
	2003	2002	2001	2000	1999
	(financial data in thousands of Pesos,except ratios)
INCOME STATEMENT DATA:
Argentine GAAP
Net sales (a)	651,485	748,012	1,495,248	1,631,690	1,575,080
Gross profit(b)	144,753	172,875	452,548	476,643	434,234
Operating income (loss)	29,972	(3,146)	227,752	227,896	204,638
Financing and holding results gains (loss) (c)	7,075	(685,600)	(56,698)	(54,075)	(57,197)
Income (loss) before tax	35,661	(687,419)	169,538	174,857	147,309
Net (loss) income	(10,246)	(489,910)	60,311	111,717	94,257
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171
(Loss) earnings per share	(0.02)	(0.86)	0.11	0.20	0.17
Dividends per share	--	--	0.17	0.17	0.12
(Loss) earnings per ADS	(0.18)	(8.61)	1.06	1.96	1.66
Dividends per ADS	--	--	1.75	1.75	1.21
U.S. GAAP
Net Income (Loss)	38,918	(455,678)	(441,113)	122,214	105,379
Earnings (Loss) per share	0.068	(0.801)	(0.775)	0.215	0.185
Earnings (Loss) per ADS	0.684	(8.006)	(7.750)	2.147	1.851

BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	1,827,345	1,897,433	1,999,769	1,942,881	1,926,822
Total assets	2,329,958	2,331,930	2,395,972	2,309,788	2,314,826
Net current assets(d)	(1,224,315)	(1,321,155)	(250,293)	(241,374)	(471,928)
Total financial debt	1,423,930	1,430,775	936,020	755,040	770,563
Short-term financial debt	1,423,930	1,430,775	429,307	326,680	583,731
Long-term financial debt	--	--	506,713	428,360	186,832
Total shareholders' equity	775,718	785,964	1,257,931	1,297,932	1,286,532
Number of shares	569,171	569,171	569,171	569,171	569,171
Total capitalization(e)	2,199,648	2,216,739	2,193,951	2,052,972	2,057,095
U.S. GAAP
Total shareholders' equity	275.600	236,682	692,360	1,233,786	1,210,068

OTHER FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(f)	14,184	20,208	138,568	99,322	97,835
Depreciation and amortization	81,710	83,445	87,274	90,777	90,673
Nominal gross interest	106,777	123,635	76,862	75,648	79,750
Interest income	12,187	15,217	15,034	17,422	16,149
Net interest expense(g)	94,590	108,418	61,828	58,226	63,601
Capitalized interest	1,222	3,981	7,488	6,301	7,233
EBITDA(h)	110,296	81,626	313,510	319,708	295,179
Operating cash flow(i)	165,121	40,561	64,385	188,591	242,827

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(financial data in thousands of Pesos, except ratios)
SELECTED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	20.9%	14.3%	59.3%	56.5%	41.9%
Solvency ratio (shareholders' equity/total liabilities)	49.9%	50.8%	110.5%	128.3%	125.1%
Fixed assets ratio (fixed assets/total assets)	78.4%	81.4%	83.5%	84.1%	83.2%
Net income margin (net income/net sales)	(1.6%)	(65.5%)	4.0%	6.8%	6.0%
Total financial debt/total capitalization(e)	64.7%	64.5%	42.7%	36.8%	37.5%

Ratio of:
EBITDA(h) to nominal gross interest	1.0x	0.7x	4.1x	4.2x	3.7x
EBITDA(h) to net interest expense(g)	1.2x	0.8x	5.1x	5.5x	4.6x
EBITDA(h) to net interest expense(g) plus capitalized interest	1.2x	0.7x	4.5x	5.0x	4.2x
Operating cash flow(i) to nominal gross interest	1.5x	0.3x	0.8x	2.5x	3.0x
Earnings to fixed charges(j)	1.3x	(4.5x)	3.0x	3.2x	2.7x
Long-term debt to operating cash flow(i)	--	--	7.9x	2.3x	0.8x

Selected Operating Data:
Total number of customers	1,957,243	1,943,613	1,936,557	1,905,633	1,890,746
Residential	1,881,200	1,864,911	1,856,524	1,826,658	1,810,933
Other	76,043	78,702	80,033	78,975	79,813
Kilometers of pipeline	15,780	15,774	15,679	15,022	14,530
Total number of employees	987	1,005	1,033	1,047	998

	Year Ended December 31,
	2003		2002		2001		2000		1999
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm transportation capacity	22.8	805.2	22.8	805.2	22.8	805.2	21.7	765.6	21.9	773.0
Average daily volume	19.1	672.6	16.4	578.6	17.8	628.9	20.2	714.1	18.4	650.1
Firm (including residential)	11.1	390.2	10.4	368.0	10.3	361.8	11.7	413.9	11.1	393.0
Interruptible	8.0	282.4	6.0	210.6	7.5	267.1	8.5	300.2	7.3	257.1
Load factor(l)	83.5%		71.9%		78.1%		93.1%		84.0%
Volumes Delivered:
Average daily volume	18.2	643.6	15.8	556.9	17.3	610.7	19.6	691.8	17.8	630.0
Firm (including residential)	10.6	373.4	10.0	354.2	10.0	351.3	11.4	400.8	10.7	380.9
Interruptible	7.6	270.2	5.8	202.7	7.3	259.4	8.2	291.0	7.1	249.1

      ______

      Notes:

      (a) Represents gross revenues.

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

      EBITDA is a "non-GAAP financial measure", as this term is defined under the Securities Act of 1933, as amended. As a result, we have reconciled cash flows from operating activities, the Argentine GAAP financial measure which we believe to be most comparable to EBITDA, to EBITDA.

	Year Ended December 31,
	(in thousands of Pesos)
	2003	2002	2001	2000	1999
Net cash provided by operating activities	165,121	40,561	64,385	188,591	242,827
Financial and holding results (not using funds)	103,257	137,318	56,698	54,076	57,197
Net book value of fixed assets retired	(3,622)	(17,656)	(8,299)	(6,913)	(3,050)
Allowance for doubtful accounts	(6,187)	(34,449)	(12,236)	(13,918)	(9,498)
Allowance for inventory obsolescence	(401)	(220)	(1,309)	(3,411)	(3,230)
Contingencies reserve	(1,677)	-	(69)	(299)	(923)
Materials consumed	(16,456)	(1,384)	(2,300)	(5,339)	(3,450)
Financial cost tax	-	98	988	-	-
Changes in assets and liabilities	(129,739)	(42,642)	142,260	106,921	15,306
Write-off of US PPI adjustment to tariffs	-	-	73,392	-	-

EBITDA	110,296	81,626	313,510	319,708	295,179

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

      Exchange Rate Information

      The following table sets forth, for the periods indicated, the period-end, average, high and low rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On June 23, 2004, the Peso/U.S. Dollar exchange rate was Ps. 2.9430 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

		Observed Exchange Rates (Ps. Per U.S.$)
Year Ended December 31,	High (a)	Low (b)	Average(c)	Period End

1996	1.0000	0.9990	1.0000	0.9998
1997	1.0000	1.0000	1.0000	1.0000
1998	1.0000	1.0000	1.0000	1.0000
1999	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
2001 (d)	1.0000	1.0000	1.0000	N/A
2002	3.9000	1.7000	3.1500	3.3700
2003	3.2100	2.8000	2.9530	2.9350
Month Ended December 31, 2003	2.9900	2.9350	2.9580	2.9350
Month Ended January 31, 2004	2.9520	2.8450	2.8940	2.9280
Month Ended February 28, 2004	2.9550	2.9170	2.9320	2.9230
Month Ended March 31, 2004	2.9320	2,8600	2.8970	2.8600
Month Ended April 30, 2004	2.8670	2.8030	2.8330	2.8400
Month Ended May 31, 2004	2.9700	2.8500	2.9230	2.9600
June 1 through June 23, 2004	2.9710	2.9410	2.9620	2.9430

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

      Source: Banco de la Nación Argentina; Bloomberg Financial Markets.

      Capitalization and Indebtedness

      Not Applicable.

      Reasons for the Offer and Use of Proceeds

      Not Applicable.

      Risk Factors

You should carefully consider the risks described below, in addition to the other information set forth in our Annual Report, including our Annual Financial Statements.

Risk Factors Relating to Argentina

Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina.

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

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required that Banco Central de la República Argentina (the "Central Bank") maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product ("GDP") to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001, and 10.9% in 2002. Beginning in the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

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

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. In addition, the general economic situation in Argentina, including high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate. Any such action could have a material adverse effect on our income and could also jeopardize our continued existence. Although economic indicators of the Argentine economy stabilized in 2003, including an increase in gross domestic product of 8.7% in 2003, we cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in further economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the GDP to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 4.4% in 2001 and 10.9% in 2002 but grew 8.7% in 2003, according to the Argentine Ministry of Economy. The unemployment rate increased from an estimated 15.4% in May 2000 to 16.4% in May 2001 and 18.3% in October 2001 but decreased to 14.5% in December 2003. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector's creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the Peso's parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as sporadic incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodríguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election to President De la Rúa in 1999, as President to serve until December, 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government undertook a number of far-reaching initiatives, including:

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
  requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of Ps.1.40 per U.S.$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of others currencies);
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
  authorizing the Argentine government to renegotiate public utility contracts, licenses and concessions, and service tariffs, including ours;
  imposing restrictions on transfers of funds abroad subject to certain exceptions (all of which applied to us and have recently been lifted); and
  requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina's economy and society continue to or may face risks including: (a) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (b) expropriation, nationalization and forced renegotiation or modification of existing contracts, (c) changes in monetary and taxation policies, including tax increases and retroactive tax reforms, and (d) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the Peso and high inflation have led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population.

On April 27, 2003, presidential elections were held in Argentina. The newly elected president, Néstor Kirchner, took office on May 25, 2003. We believe the Kirchner administration has retained substantially all of the economic programs of the previous government, maintaining a competitive exchange rate for exports. Export payments continue to be an important source of revenue for the Kirchner administration, due in part to record agricultural production and high international prices for agricultural commodities during 2002 and 2003.

In 2003, some economic indicators of the Argentine economy began to stabilize. Inflation has also stabilized as the Peso has strengthened versus the U.S. dollar. As of December 31, 2003, the exchange rate was Ps.2.935 per U.S. dollar compared to Ps.3.370 per U.S. dollar as of December 31, 2002. Notwithstanding this recent and partial stabilization, the Argentine economy has quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin a sustained recovery.

Argentina's insolvency and default on its public debt could prolong the current financial crisis.

Due to a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund ("IMF") suspended further disbursements to Argentina. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately U.S.$63 billion of Argentina's sovereign debt which amounted to approximately U.S.$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified this decision. Consequently, the principal international rating agencies lowered the rating of Argentina's sovereign debt to default status.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaced Argentina's prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of U.S.$3.8 billion in payments Argentina was scheduled to make through August 2003. On March 19, 2003, the IMF made available to Argentina U.S.$307 million under the Stand-by Credit Facility. On September 10, 2003, the Argentine government and the IMF reached an agreement to postpone the maturity date of certain amounts owed by Argentina to the IMF and other international credit organizations. The main terms of the agreement include the postponement of the maturity date of U.S.$24.61 billion principal amount of debt owed by Argentina to international credit organizations, of which U.S.$12.5 billion is owed to the IMF, U.S.$5.622 billion is owed to the World Bank and the Interamerican Development Bank, and U.S.$3.488 billion is owed to Paris Club creditors, subject to payment by Argentina to the IMF of U.S.$2.1 billion in interest which came due on September 8, 2003. The agreement includes several obligations of the Argentine government, including the obligation to renegotiate its debt with private creditors, to renegotiate the agreements with public utility companies and to review the tariffs charged under such agreements in light of the interests of users, the income of such companies and the possible effect of such renegotiation on the distribution of income. Argentina made the required interest payment on September 11, 2003. The agreement was formally approved by the IMF on September 20, 2003.

On March 17, 2004 a Decree was published in the Official Gazette that provided for the creation of a syndicate of commercial banks to act as dealer managers for the restructuring of the sovereign debt, in accordance with the commitment recently made to the IMF. The members are Merrill Lynch, UBS Investment Bank and Barclays Capital for the international offering, and BBVA Banco Francés, Banco Galicia y Buenos Aires and Banco Nación for the domestic offering.

In an effort to restructure its sovereign debt held by private sector investors, the Argentine government has offered to its creditors three types of bonds in exchange for the Argentine sovereign debt they hold as well as bonds in lieu of past due interest on such sovereign debt. In general, those investors have rejected the Argentine government's offer and certain of those investors have instituted legal proceedings against the Argentine government to enforce their Argentine sovereign debt.

We cannot predict if the restructuring proposed by the government or any other restructuring it may propose will end in a successful restructuring of the Argentine sovereign debt, or the consequences that failure to restructure such debt may have on the Argentine economy.

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

The Argentine financial system is gradually recovering, but it is still dependent on governmental compensation in order to prevent future collapses.

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

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into Peso-denominated deposits at the exchange rate of Ps.1.40 per U.S. Dollar (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), with an adjustment of such new Peso deposits pursuant to the CER. The Argentine government also announced the conversion of most foreign currency-denominated debts to financial institutions in the Argentine financial system into Peso-denominated debts at a one-to-one exchange rate (in the case of obligations denominated in Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), to be adjusted pursuant to the CER. The disparity between the rate of conversion to Pesos of foreign currency-denominated deposits with the financial institutions in the Argentine financial system and the rate of conversion to Pesos of foreign currency-denominated loans by those financial institutions, referred to as "asymmetric pesification", had a substantial material adverse effect on the financial condition of those financial institutions. In order to mitigate such adverse effect, the Argentine government adopted Decree No. 214/02, Decree No. 905 and other applicable resolutions to compensate those financial institutions for the damages they suffered on account of asymetric pesification of loans and deposits. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER with the CVS for certain debts (principally debt owed by individuals). In addition Law No. 25,796, dated October 29, 2003, adopted the CVS to adjust individuals debt with financial institutions and to compensate financial institutions for the loss derived from application of the CVS to their loans to individuals instead of the CER which is applicable to loans by financial institutions to other borrowers.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to Pesos of U.S. Dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. The Supreme Court's decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that the Argentine government may be required to provide additional financial assistance to banks in the form of U.S. Dollar-denominated bonds, a step which would add to the country's outstanding debt and is viewed with concern by holders of Argentina's outstanding bonds. As of the date of our Annual Report, there has been no other decision of the Supreme Court of Argentina regarding this matter.

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

The relative stability of the exchange rate and the lower inflation rate and higher investor confidence as compared to the 2001-2002 period have led to a gradual increase in the level of deposits with the financial system during 2003. However, certain interest rates have dropped due to the high liquidity in the financial system resulting from the fact that loans by the financial system have not increased at a rate comparable to the rate of increase in deposits. Therefore, financial institutions are less focused on liquidity and more on lack of solvency and profitability.

Compensation from the government to financial institutions in the Argentine financial system as a result of the asymmetric pesification of loans and deposits and an increase in lending by the financial system to the private sector may be necessary in order to prevent future collapses that could hold back the current pace of recovery of the Argentine economy. Such collapse, and its effects on our customers would have a material adverse effect on us, including lower usage of the services we provide and a high level of uncollectible accounts.

Notwithstanding the existence of high liquidity levels, we cannot assure you that companies, like us, with foreign currency denominated financial debt will obtain sufficient funds to refinance their debt.

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

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 23, 2004, the exchange rate was Ps. 2.9430 per U.S. Dollar. See Item 3: "-Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Also, the Argentine government is facing severe fiscal problems as a result of the devaluation of the Peso. As most of the Argentine government's financial liabilities are U.S. Dollar-denominated, there has been an increase in Peso terms in the amount of the Argentine government's total debt as a result of the Peso's devaluation. Peso-denominated tax revenues constitute the majority of the Argentine government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in U.S. Dollar terms. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of the approximately 12% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2003, our debt in foreign currency was the equivalent of U.S.$461.1 million.

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

The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

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

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 119%. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. Although the Argentine government has stated that its policy is to limit increases in the consumer and wholesale price indexes to comparable percentages, we cannot assure you that the current or any future administration will be able to do so. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

We derive the principal portion of our revenues from monthly basic charges payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations. We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us".

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Beginning in December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on transfers abroad. While most restrictions in connection with repayments to foreign creditors have been lifted, we cannot assure you that they will not be reinstated and, if they are, whether they will be more or less restrictive than they were before. Currently, local companies may, without the Argentine Central Bank's approval: (a) transfer funds abroad for the payment of interest when due (or in advance of the due date) and redeem interest in the context of a restructuring process, and (b) transfer funds abroad for the payment of principal at maturity (or, subject to certain requirements, up to 90 days in advance of the due date) and redeem principal in the context of a restructuring process, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid, and (y) the new terms and conditions of the restructured debt, including the amounts prepaid, do not result in an increase of the present value of the entire debt. The present value is to be calculated based on the implied interest rate for U.S. Dollar forward transactions in regulated markets. Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements. We cannot assure you that restrictions on transfers of funds abroad will not be reinstated and, if they are, that they will not prevent us from servicing our foreign debt.

Risk Factors Relating to Us

The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise substantial doubts as to our ability to continue as a going concern.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. See Item 18: "Financial Statements".

On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License.

As of December 31, 2003 our aggregate financial debt amounted to Ps.1,423.9 million (the equivalent of U.S.$485.2 million at that date). On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness and we are currently managing our cash flow in order to be able to continue as a going concern. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources".

Our results of operations, financial condition and cash flows have been materially and adversely affected as a direct result of several crisis-related events:

  the massive devaluation of the Peso;
  the conversion to Pesos of our U.S. Dollar-denominated tariffs on a one-to-one basis, leading to a mismatch between our Peso-denominated cash flow and foreign currency-denominated debt payments;
  the freezing of our tariffs; and
  the deterioration in the ability of our customers to pay their bills. See Item 3: "- Risk Factors - Risk Factors Related to Argentina - Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina".

As a result of our suspension of payments of principal and interest on our financial debt, our creditors are entitled to require immediate repayment of so much of such debt as has not already matured and to seek to exercise remedies, including without limitation, seeking to obtain and enforce attachment against our assets. If we are not able to reach a satisfactory agreement with our creditors we will likely be forced to conduct reorganization or liquidation proceedings, which could cause the forfeiture of our License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and our License-Expiration". On September 30, 2003, we received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of such notes.

As of the date of our Annual Report, two bankruptcy proceedings have been brought against us by holders of Negotiable Obligations. Those proceedings are still pending.

On November 7, 2003, we publicly announced a restructuring proposal in respect of our financial debt involving a cash tender offer and a solicitation (the "APE Solicitation") of consent from our financial creditors to an "Acuerdo Preventivo Extrajudicial" or "APE", an out-of-court reorganization agreement which would have the effect of restructuring all our financial debt. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt" for a description of our debt restructuring plan.

In addition to rights granted by law to our bank creditors to set off against our deposits with them amounts we owe them, certain of our agreements with certain of our bank creditors authorize them to debit our accounts for amounts we owe them or to set off such amounts against our deposits with them. One of our bank creditors has taken such action, however, we cannot assure you that one or more of our other bank creditors will not do so in the future or that, if taken, such actions will not have a material adverse effect on us.

While we are engaged periodically in discussions with our financial creditors that have not accepted our APE Solicitation with a view to agreeing with them on mutually satisfactory terms on which our financial debt may be restructured, we can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us. In order to ensure the continuity and quality of public utility services, Decree No. 1834/02 provided that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 would cause the termination of our License. This term was extended until December 31, 2004 by Law. No. 25,820. We cannot assure you that this Decree will remain in effect after that date or that a failure to refinance our debt may not result in the forfeiture of our License.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result.

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

The outcome of the tariff renegotiation is uncertain both as to its timing and final form. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2002 was 119% and 41%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 237% during that year. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2003 was 2.0% and 3.7%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 43.5% during such year.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/03 which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/03 and Resolution No. 2787 issued by the Ente Nacional Regulador del Gas ("ENARGAS") provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels. We cannot assure you that we will receive any further interim tariff increase, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase. Furthermore, even if we are successful in obtaining approval of our proposed tariff increases, we cannot assure you that such increases will not result in greater rates of payment default by our customers.

The energy industry in Argentina may experience an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers.

Under the Public Emergency Law , gas distribution and transportation tariffs were converted from U.S. Dollars to Pesos at a one-to-one rate and were frozen and the price charged by producers of natural gas was pesified and frozen, resulting in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of the unfavorable economic environment, produced a large mismatch between demand for and supply of natural gas and gas transportation capacity.

As a consequence of the foregoing, we cannot assure you that we will be able to obtain sufficient natural gas and natural gas transportation capacity to fulfill the demand of natural gas of our customers.

We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance.

We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance. As a result of the economic volatility experienced in Argentina since 2001, the Argentine government has put in place various regulatory measures, including, for example, the creation of an electronic gas market and a trust fund for investment in natural gas transportation and distribution, that impact the operations of gas distribution companies, including us. We cannot assure you that the interpretation and application of these regulations together with any other changes to the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company1 Business Overview1 Regulatory Framework - New Regulations."

We have been subject to, and may continue to be subject to, adverse tariff adjustments.

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulated the public service of distribution of gas in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.25 million with respect to our purchases of gas from 1995 through 2001. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, could materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-US PPI Adjustments to Tariffs and Related Disputes", "Regulatory Framework-Tariffs-Gas Purchase Price Adjustments to Tariffs and Related Disputes" and "-Regulatory Framework".

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

In May, July and August 2002, ENARGAS issued resolutions authorizing from May 1, 2002 tariff increases pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead. In addition, pursuant to Decree No. 146/03 and ENARGAS' Resolution No. 2787 issued on January 30, 2003, a "social tariff" was created in order to reduce the price of gas for poor and unemployed users. Such reduction of the "social tariff" is offset by an increase in the tariffs charged to other users. A few days later, the court suspended these increases, following the injunctions filed by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain advocacy organizations.

As noted in Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-term Gas Purchase Contracts", we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass through to our tariffs the full cost of these spot purchases.

We are currently renegotiating our License and our tariffs. The outcome of our License and tariff renegotiation could materially and adversely affect our operations and financial results.

In January 2002, pursuant to the Public Emergency Law, the tariffs which we charged our users were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the commission established by the Argentine government to renegotiate such contracts (the "Renegotiation Commission") regarding the tariffs we may charge in the future.

The outcome of the tariff renegotiation is uncertain, both as to its timing and final form. Therefore, we cannot assure you if and when the renegotiation process will conclude, whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or Pesos. As a result of this uncertainty the outcome of the renegotiation of our License and tariffs could have a material adverse effect on our results of operations and profitability.

The deterioration of the Argentine economy and the effects of pesification on us may require us to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to be dissolved and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which once more causes our assets to exceed our liabilities. On July 16, 2002 the Argentine government issued Decree No. 1,269/02 which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. This term was extended until December 10, 2004 by Decree No. 1293/2003. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

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

We have outstanding as of March 31, 2004 the following major indebtedness:

  negotiable obligations due 2002-2004 in the principal amounts of U.S.$230 million and Euros110 million; and
  bank financing outstanding totaling the equivalent of U.S.$73 million.

On November 7, 2003, we publicly announced a restructuring proposal in respect of our financial debt involving a cash tender offer and a solicitation (the "APE Solicitation") of consents from our financial creditors to an "Acuerdo Preventivo Extrajudicial" or "APE", an out-of-court reorganization agreement which would have the effect of restructuring all our financial debt comprising all financial creditors including those creditors who have not consented to the APE.See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt" for a description of our debt restructuring plan".

While we are engaged periodically in discussions with our financial creditors that have not accepted our APE Solicitation with a view to agreeing with them on mutually satisfactory terms on which our financial debt may be restructured, we can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us. Should we not succeed in renegotiating substantially all of our debt obligations, we will not have sufficient funds to meet our financial liabilities to our creditors as they come due. We cannot assure you as of the date of our Annual Report that we will be successful in renegotiating our financial liabilities. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt".

Our financial condition and results of operations may be materially and adversely affected if we are unable to obtain gas of deliverable quality or by disruptions in the gas transportation system.

We did not experience any significant problems regarding deliveries of gas from our suppliers during the winters of 2001, 2002 and 2003.

Because of the increase in demand for natural gas and shortages in both supply and transportation capacity, we may be unable to supply all gas demanded by our customers on certain days during the year. In such a case our License requires us to interrupt deliveries to our industrial and CNG customers before interrupting supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS. In such cases, after an administrative proceeding we might be subject to a fine of up to U.S.$ 500,000 and eventually to a cancellation of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

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

Our expenses may be increased by the effects of shortages in gas and transportation supply.

As noted above under "-Demand for our services is highly sensitive to weather conditions in Argentina" and "-Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. It is also the case that, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2004, however, because of possible increases in our expenses attributable to shortages in gas and transportation supply, including:

  Relatively high prices in the spot market. We purchase approximately 80% of the gas we require under long-term contracts and purchase the balance in the spot market. We expect the spot market price for gas this winter to be between two and three times higher than the price we pay for gas under our long-term contracts and we believe that it is unlikely that we will be able to pass through to our customers the higher prices that we pay in the spot market, thus increasing our expenses without an offsetting increase in our revenues.
  Insufficient long-term firm transportation. Because of the increase in demand for natural gas outlined under "-The energy industry in Argentina may experience an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers, any increase in demand for natural gas due to cold weather or lower hydroelectric power generation could cause us to require more transportation capacity than that for which we have contracted. As a result, we will have to acquire additional transportation capacity under so-called "peaking agreements" under which our cost of transportation is up to three times higher than what we pay under our long-term transportation contracts. We believe that it is unlikely that we will be able to pass through to our customers a substantial portion of any payments we are required to make under peaking agreements.
  Power plant fines. Our contracts with our power plant customers permit us to interrupt our supply of gas to them within certain limits. If we exceed these limits we are required to pay fines to our power plant customers, which fines increase with increases in the contracted volumes that we do not deliver. An increase in demand from our uninterruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2004 in comparison to such payments in 2003.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2000 and 1999, the price of fuel oil increased as a result of higher oil prices in the Argentine and international oil markets. In 2001, the price of fuel oil decreased as a result of lower oil prices, although gas prices continue to be more economical. In 2002, the price of fuel oil increased as a result of higher oil prices and of the devaluation of the Peso as did the price of other alternative fuels such as gasoline or diesel fuel. While the price of natural gas remained frozen by the government's degree, the price of alternative fuels increased following the exchange rate and the international oil price.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' operating efficiency will increase output under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses gas-oil as an alternative fuel instead of fuel oil.

For the abovementioned reasons and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of gas-oil, gasoline or diesel fuel, demand for natural gas from our electric generating customers and our CNG customers has increased. In 2003, our gas deliveries to power plant and CNG customers accounted for approximately 42% of our gas deliveries to all users, approximately 8% of our net sales, approximately 11% of our gas deliveries to all customers and approximately 10% of our net sales. See Item 5: "Operating and Financial Review and Prospects - Operating Results".

No assurance can be given that future increases in natural gas prices or decreases in gas-oil, gasoline and diesel fuel prices would not render the latter more economical to users and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Compressed Natural Gas Service".

Our revenues may be adversely affected by the right of our clients to by-pass our services.

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for delivery of the gas. In such cases, the users pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, users may build a direct connection to a transmission system while still purchasing gas from us and paying us a tariff to cover the cost of the purchased gas. Customers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

Any consumer who wishes to bypass our system completely and so avoid paying us any tariff must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for users who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

We cooperate with power plant users and certain industrial users that purchase gas directly from gas suppliers but continue to use our transportation and distribution services. This type of arrangement permits us (a) to avoid incurring gas purchase costs (and take-or-pay charges) and (b) to collect a tariff from the customers, thereby defraying all or part of the cost of our firm transportation capacity used for such services. These arrangements also enable us to achieve certain savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to users and (b) certain gross turnover taxes imposed on our sales of gas.

We have built strong working relationships with many of our major users and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our users will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a large customer to purchase transportation capacity directly from the transporter. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and liquid processed gas ("LPG") for residential users and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil, although such cost advantage has recently diminished due to lower world oil prices and the availability of low-cost Brazilian fuel oil. We intend to continue discounting policies with power plants to remain competitive with the price of fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial users a significant reduction in fuel costs.

On June 1, 2000, ENARGAS issued Resolution No. 1,748 which introduces amendments to the Service Regulation for "Small" and "Large" General Service Users, with alternatives for the purchase of gas and/or transportation from third parties, reducing the benchmark volume limit from 10,000 CM (353 MCF) to 5,000 CM (177 MCF) per day and further reducing the limit for interruptible demand to 1.5 MMCM/year (53 MMCF/year) from 3.0 MMCM/year (106 MMCF/year) for distribution by-pass. Additionally, the period to notify ENARGAS and the distribution companies of the intended by-pass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding, seeking the suspension of such Resolution, which has not yet been resolved. In addition, Decree No. 181/2004 empowers the Secretary of Energy to determine user categories and the dates from which distribution companies will be prevented from supplying natural gas to users in those categories. Likewise, Decree No. 180/2004, authorizes industrial users to resell at the city gate transportation and distribution services for which they have contracted with distribution companies without the participation of us or any other distributors. As of the date of our Annual Report, regulations have not been issued to implement these Decrees. We cannot assure you as to the impact of such Decrees on us. See Item 4: "Information of the Company - Business Overview - Regulatory Framework - New Regulations".

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

Pursuant to the Public Emergency Law, producers were entitled to the pesified value of their existing purchase contracts with us (the "Existing Contracts") plus the CER adjustment. During 2002 and 2003, we paid gas producers in Pesos, in accordance with the tariff chart approved by ENARGAS but we did not pay them the CER adjustment. Gas producers continued to reserve their rights to charge an amount equal to the Peso equivalent of the original Dollar price they were contractually entitled to under the Existing Contracts. During 2003, gas producers revised their initial claim for payment under the Existing Contracts and claimed instead the pesified value of the Existing Contracts plus the CER adjustment.

As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on revised volumes and take-or-pay obligations (the "Revised Purchase Contracts"). As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts.

On April 2, 2004, the Secretary of Energy and a large number of natural gas producers executed an agreement (the "2004 Agreement") to set the price of natural gas at the transportation system entry point ("TSEP") through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). See Item 4: "Information of the Company - Business Overview - Regulatory Framework - New Regulations". During May and June 2004, we renegotiated all but one of these contracts. With respect to those renegotiated gas contracts, gas producers have waived their claims to both the Peso equivalent of the original Dollar price they were entitled to receive under the Existing Contracts and the pesified value of the Existing Contracts plus the CER adjustment provided the Government abides by the terms of the 2004 Agreement.

We have continued to insist on a fundamental principle of the regulatory framework under which we operate, namely, that we are entitled to pass through to our customers the price we pay for gas that we deliver to them. We anticipate that any increase, whether retroactive or prospective, in the price we pay for natural gas will be passed through to our customers. We are presently paying all except one of our gas producers the amounts agreed under the 2004 Agreement. However, we cannot assure you that any changes in the regulatory framework as to the terms of the 2004 Agreement will not have an adverse effect on our ability to pass through to our customers the price we pay for natural gas we deliver to them. In addition we cannot assure you with respect to the gas purchase contract which we have not renegotiated as of the date of our Annual Report that such gas producer will not continue to reserve its rights to payment under the terms of the Existing Contracts. In the event that an agreement is not reached between us and such gas producer, such gas purchase contract provides that we may terminate the contract without being obliged to pay compensation to the gas producer. See Item 4: "Information on the Company-Business Overview-Commercial Contracts -Current Gas Purchase Contracts"

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, that require us to pay for certain minimum volumes of gas even if we do not take such volumes.

As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2004 under those gas purchase contracts require us to pay for an average of 70-80% of the gas that we are entitled to purchase under such contracts.

While we believe it is unlikely, especially during winter 2004, that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2004 or any subsequent years. See Item 4: "Information on the Company - Business Overview - Commercial Contracts - Current Gas Purchase Contracts" and Item 4: "Information on the Company - Business Overview - Commercial Contracts - Take-or-Pay Obligations".

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

On January 26, 2000, the tax authorities of the Province of Neuquén informed us that we are liable for stamp taxes for up to Ps.14.5 million with respect to Tacit Acceptance Contracts executed by us and gas companies after the privatization of Gas del Estado. On April 4, 2001, the tax authorities of the Province of Neuquén notified us of the final determination with respect to contracts transferred by Gas del Estado to us and entered into before the privatization of Gas del Estado, of which we are allegedly liable for an amount of Ps.48.1 million (including fines and interest). Additionally, the Province of Neuquén asserted that we are liable for stamps tax of Ps.23.8 million (including fines and interest) in respect of transportation contracts entered into after the privatization of Gas del Estado.

We have filed a declaratory action against the Province of Neuquén with the Supreme Court of Argentina to determine the validity of the claims made by the Province of Neuquén and to request that the Supreme Court, on the basis of similar cases, order an injunction against the Province of Neuquén with respect to such claims. The Supreme Court upheld the request and instructed the Province of Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001, Transportadora de Gas del Sur S.A. ("TGS") informed us of the final determination made by the Province of Río Negro regarding the contracts transferred by Gas del Estado and entered into by us and TGS before and after the privatization of Gas del Estado establishing that we are responsible for an amount of up to Ps.148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all the collection proceedings until the Supreme Court issues a final ruling.

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

On September 18, 2003 the tax authorities of the Province of Neuquén notified us of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with YPF S.A, Petrobras S.A., Petrolera Santa Fe S.A., Wintershall S.R.L., Total Austral S.A. and Pan American Energy LLC, Sucursal Argentina, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree 786/98. Furthermore, the Province of Neuquén is making a claim in respect of offers with tacit acceptance related to the resale of transportation capacity from us to Petrobras S.A.

On November 19, 2003 we requested an injunction as part of the request for declaratory judgment we filed in November 1999 related to gas contracts.

On March 31, 2004 the Supreme Court upheld our injunction and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, the Supreme Court ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against Neuquén on request of unconstitutionality". The recent rulings of the Supreme Court, summarised above, would probably be applicable to actions brought by us.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the Takeover Date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. We have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 8: "Financial Information -Legal Proceedings-Stamp Tax".

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

In 1997, several public service companies, including us, entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, we agreed to pay the GCBA Ps.0.5 million per year, to compensate for street work inspection costs.

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

On January 26, 2001, ENARGAS informed us that, in the case of the study, revision and inspection of works in public spaces levy, we would have to demonstrate the impact of the changes on end-user prices, whereas, in the case of the occupancy of public space levy, we would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt with as a pass-through cost and would have to be absorbed by the users of the jurisdiction in which these changes were introduced.

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

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps.16.3 million, payable by us on May 31, 2003. We filed an administrative appeal against this claim. In addition, we gave notice to ENARGAS as a first step to requesting inclusion of any amounts we are required to pay as a result of these claims in the tariff paid by our customers in the City of Buenos Aires.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for the month of May 2003 in the amount of $ 0.08 million. We filed an administrative appeal against this claim. Furthermore, we received new claims for the study, revision and inspection of work in public spaces levy for the months of July, August, September and October 2003 in the amount of approximately $ 0.334 million. We are initiating an administrative proceeding against these claims.

On February 27, 2004, the GCBA claimed the payment of a rate for the use of the public land (the "Occupancy Rate") for the third and fourth quarters of 2003 and the first quarter of 2004 in the total amount of Ps.1.8 million, payable by us by March 31, 2004. We filed an administrative appeal against this claim.

We have consistently denied the legal validity of the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works levy should be the one established in the SWA which we paid regularly.

Notwithstanding the above, we are continuing our negotiations with the GCBA on these matters. We can give no assurance as to the outcome of such negotiations or whether other jurisdictions may claim similar levies. We have also received similar claims for small amounts from municipalities in the Province of Buenos Aires, some of which we have paid. See Item 8: "Financial Information - Legal Proceedings - Government of the City of Buenos Aires - Occupancy of Public Space".

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

A. Our History and Development.

General

We were formed in November 24, 1992 as a sociedad anónima under the laws of Argentina with a duration of 99 years. Our legal name is Metrogas S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

Our administrative and registered office is located at Gregorio Aráoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, and our telephone number is (54-11) 4309-1434. At December 31, 2003, we employed approximately 987 people and we have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange.

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

The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately U.S.$110 million, consisting of obligations of U.S.$60 million due to the Argentine government and U.S.$50 million due to YPF. We also executed three short-term notes in the aggregate amount of approximately U.S.$26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the U.S.$60 million debt to the Argentine government, the U.S.$50 million debt to YPF and the three short-term notes totaling approximately U.S.$26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of U.S.$23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables. See Item 4: "-Business Overview-Revenues-Slow Paying Accounts and Overdue Receivables".

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

The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A. ("BAN"). We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 23.4% of total deliveries of all gas distribution companies in 2003, and we serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the City of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.4% of the total deliveries of all gas distribution companies in 2003, serving the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 14.0% of the total deliveries of all gas distribution companies in 2003, serving the market area generally covering southern Argentina. BAN is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 12.1% of total deliveries of all gas distribution companies in 2003, serving an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (which covers the northwest of the Province of Buenos Aires) and Gasnea S.A. (which serves the northeastern Argentina).

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

Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets and a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period of between one and two years from June 1992 with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at U.S.$0.97 per MMBTU at the wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, gas prices were deregulated as of January 1, 1994.

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

Argentina has a well-developed natural gas market, where natural gas constitutes approximately 46% of total primary energy consumed. Natural gas consumption in Argentina has increased more than three times its consumption in 1980, from approximately 9.3 BCM (328 BCF) in 1980 to 30.8 BCM (1,088 BCF) in 2003. Such increases reflect energy substitution by end users, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. Also, natural gas has experienced a significant increase in energy market share in recent years. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in winter. Despite the relatively high market share of natural gas compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

The following table sets forth the total Argentine consumption of natural gas by class of user for the calendar years indicated:

Consumption of Natural Gas
	1985	1990	1995(b)	1998(b)	1999(b)	2000(b)	2001(b)	2002 (b)	2003 (b)
Residential
MMCM	3,463	4,346	5,760	5,878	6,366	6,960	6,725	6,640	6,910
BCF	122	153	203	208	225	246	237	235	244
Commercial
MMCM	527	521	1,041	949	996	1,051	1,016	982	1,031
BCF	19	18	37	34	35	37	36	35	36
Industrial
MMCM	5,197	6,114	9,112	8,506	7,989	8,027	7,637	7,638	8,349
BCF	183	216	322	300	282	283	270	270	295
Electric power plants
MMCM	3,360	5,319	5,912	5,713	6,962	7,141	6,410	4,809	5,904
BCF	119	188	209	202	246	252	226	170	209
Government entities
MMCM	686	1,054	223	278	323	340	355	354	391
BCF	24	37	8	10	11	12	13	12	14
CNG(a)
MMCM	4	218	1,007	1,412	1,485	1,671	1,815	2,024	2,640
BCF	0	8	36	50	52	59	64	71	93
Others
MMCM	394	207	262	250	270	293	291	328	367
BCF	14	7	9	8	10	10	10	12	13
Total
MMCM	13,631	17,779	23,317	22,986	24,391	25,483	24,249	22,775	25,592
BCF	481	627	824	812	861	900	856	805	904

______

Notes:

(a) Primarily used for automobiles.

(b) Estimated total consumption for 1995, 1998, 1999, 2000, 2001, 2002 and 2003 is somewhat larger than consumption for such years shown in the table since it includes uses not listed in the table, including deliveries of gas made by transportation companies, gas delivered to replace calorific value of gas utilized for processing at the General Cerri plant and in-kind allowances.

Sources: Argentine Secretary of Energy 1992 Annual Report, 1985 and 1991 Yearbooks of Gas del Estado. Data for 1995, 1998, 1999, 2000, 2001, 2002 and 2003 were compiled from information provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA") and ENARGAS.

Gas Supplies

Argentina had proven natural gas reserves estimated at 612,496 MMCM (21,630BCF) in 2003 with an estimated reserve life of 12 years. In 2002, Argentinas' proven natural gas reserves were estimated at 663,523 MMCM (23,432 BCF), with an estimated reserve life of 13 years. In 2001, Argentinas' proven natural gas reserves were estimated at 763,526 MMCM (26,964 BCF), with an estimated life of 17 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 50,599 MMCM (1,787 BCF) during 2003, 45,770 MMCM (1,616 BCF) during 2002 and 45,914 MMCM (1,621 BCF) during 2001. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral and Golfo San Jorge in the south (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquén and Austral, which together contain approximately 93.8% of Argentina's proven natural gas reserves and accounted for approximately 92.7% of its production of natural gas during 2003. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation Contracts". TGS transports natural gas from the Neuquén basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquén basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2003, approximately 67.4% was originated in the Neuquén basin, and the remaining 32.6% was originated in the Austral and Golfo San Jorge basins.

The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market. Argentine natural gas reserve and production data are estimated as of December 31, 2003.

Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (west-central)	311,172	10,989	29,803	1,052	10
Noroeste	Salta, Jujuy, Formosa (northwest)	124,512	4,397	8,116	287	15
Austral	Tierra del Fuego, Santa Cruz (south)	138,248	4,882	9,011	318	15
Golfo San Jorge	Chubut, Santa Cruz (south)	38,048	1,344	3,588	127	11
Other Areas		516	18	81	3	6
Total		612,496	21,630	50,599	1,787	12

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

Source: Argentine Oil and Gas Institute.

Total Domestic Production. Total Argentine natural gas production during 2003 was 50,599 MMCM (1,787 BCF), an increase of 10.6% over 2002. At December 31, 2003, total Argentine natural gas proven reserves were 612,496MMCM (21,630 BCF).

Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2003, the Neuquén basin accounted for approximately 50.8% of Argentina's proven natural gas reserves. The Neuquén basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. In 2003, the Neuquén basin produced an aggregate average of 81.7 MMCM (2.9 BCF) of natural gas per day, or 58.9% of total Argentine natural gas production.

Noroeste Basin. In 2003, the Noroeste basin, located in northwestern Argentina, produced an average of 22.2 MMCM (0.8 BCF) of natural gas per day, or 16.0% of total Argentine natural gas production, and at December 31, 2003, accounted for approximately 20.3% of Argentina's proven natural gas reserves.

Austral and Golfo San Jorge Basins. In 2003, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 34.5 MMCM (1.2 BCF) of natural gas per day, or 24.9% of total Argentine natural gas production. In the Austral basin, which at December 31, 2003 accounted for approximately 22.6% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

  Business Overview

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 23.4% of total deliveries of all gas distribution companies in Argentina during 2003 according to ENARGAS' 2003 Annual Report. We have over 1.9 million customers in our service area (the City of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

During 2003, sales to residential customers accounted for approximately 59.0% of net sales, while sales of gas and of transportation and distribution services to industrial and commercial customers and governmental entities accounted for approximately 20.6% of our net sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and suppliers of, and dealers in, compressed natural gas ("CNG") used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results".

Our distribution system consists of approximately 15,780 km of principal and service-distribution mains and service pipelines. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year License, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine government. ENARGAS has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the US PPI and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law has superseded a number of these provisions. See Item 4: "-Business Overview-Regulatory Framework".

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
  Reduction of employee training programs;
  Renegotiation of commercial and operational contracts;
  Securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and
  Retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

In addition and at the request of our creditors, we launched a debt-restructuring plan prior to completion of the renegotiation of our tariffs with the Argentine government. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Debt" for a description of our debt restructuring plan. We can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us.

Constrained as we are by exposure to the risks and circumstances described in Item 3: "Key Information-Risk Factors", our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to be an active participant in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and being the country's most innovative provider of natural gas distribution services and related products. In order to achieve our goals before the onset of the Argentine economic crisis, we had implemented a strategy that included capital investments and other measures designed to: (a) provide continued high-quality service to our customers; (b) ensure sustained growth in dividends; (c) achieve a significant reduction in operating expenses; (d) implement a market strategy more closely based on market analysis; (e) improve the use of our current transportation capacity and become a key participant in the transportation capacity market; (f) further develop the CNG market; (g) continue to preserve the environment; (h) develop our human resources; and (i) generate an organizational culture based on excellence.

Since we commenced our operations, our management team has concentrated on controlling operating costs, improving operating efficiency, reducing the number of past due accounts and improving collections. In February 1993, we implemented a voluntary retirement plan that resulted in the retirement of 1,268 employees by December 31, 1997. On December 31, 2003 we had 987 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately U.S.$. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill License provisions and ensure safe operation of the network. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in economic recession" and "-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and "-Risk Factors Relating to Us-On March 25, 2002 we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License". During 2002 and 2003 our capital expenditures amounted to U.S.$6.0 million and U.S.$4.8 million, respectively.

Revenues

The following table sets forth certain information regarding our services to our users during 2003:

Information Regarding Services to Customers in 2003
	Volume	Volume	Percentage of	Net Sales (in millions of	Percentage of	Number of
Category of Customer	(MMCM)	(MMCF)	Volume(a)	Pesos)	Net Sales	Customers (b)
Gas Sales
Residential	1,771.0	62,542.0	26.6	384.5	59.0	1,881,200
Industrial, commercial and governmental	824.8	29,127.4	12.4	112.2	17.2	75,713
Compressed natural gas	637.0	22,495.3	9.6	66.3	10.2	287
Processed natural gas	112.0	3,955.2	1.7	13.0	2.0	1
Electric power plants	69.0	2,436.7	1.0	4.7	0.7	1
Transportation and Distribution Services
Electric power plants	2,724.1	96,200.2	41.0	48.7	7.5	6
Industrial, commercial and governmental	514.3	18,162.2	7.7	22.1	3.4	35
Total	6,652.2	234,919.1	100.0	651.5	100.0	1,957,243

______

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 1.8 million residential customers within our service area, approximately 66% of whom are located in the City of Buenos Aires. In 2003, sales to residential customers accounted for approximately 27% of the volume of natural gas we delivered to our customers and approximately 59% of our net sales, while during 2002 sales to residential customers accounted for 30% and 61% of the volume of natural gas we delivered to our customers and our net sales, respectively. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our License, we are generally required to provide continuous uninterrupted service to residential customers.

Our volume of sales to residential customers increased from approximately 1.7 BCM (61 BCF) in 2002 to approximately 1.8 BCM (64 BCF) during 2003. We added approximately 16,289 and 8,387 net new residential customers in 2003 and 2002, respectively. Residential customers receive residential service and pay the tariff for that class of service. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption. Pursuant to Decree No. 181/2004 residential service tariffs have been divided into three categories, R1, R2, and R3, according to the level of gas consumed. The same tariffs will be applicable to transportation and distribution services of the three categories of commercial customers until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established for each category of commercial customer on the basis of their consumption of natural gas.

On April 29, 2004, the Secretary of Energy issued Resolution No. 415/2004, pursuant to which residential and commercial users are rewarded or penalized in accordance with their consumption of natural gas. This program rewards users who save energy and penalizes certain users who do not. Thus, users who consume less than 90 percent of the amount of gas they used during the same invoiced period in 2003 will be rewarded by a 10 to 12% discount on the cost of their annual natural gas consumption, while users who use above 95 percent of the gas they consumed during the same invoiced period in 2003 will pay a surcharge on the gas they consume over the 95 percent level. Resolution No. 415/2004 expires in 2005 but may be extended.

Power Plants

During 2003, total deliveries to power plants accounted for approximately 42% of the volume of natural gas we delivered to our customers and approximately 8% of our net sales, compared to 36% of the volume of natural gas we delivered to our customers and 8% of our net sales during 2002. Volumes of natural gas delivered to power plants in our distribution area increased from 2.1 BCM (74 BCF) in 2002 to 2.8 BCM (99 BCF) in 2003. This increase of approximately 33.3% was mainly due to an increase in the demand for electricity and lower hydroelectric generation in 2003 compared to 2002, which led to an increase in the dispatch of gas to thermal power plants.

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

Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, cover a portion of our annual firm transportation costs. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation Contracts".

All of our power plants and some of our industrial customers purchase gas directly from gas suppliers. Such gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allow us to achieve savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers purchased the distribution and transportation services we provide. See Item 4: "-Business Overview-Bypass Rights and Competition".

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. Accordingly, above average rain or snowfall which permits relatively greater dispatch of hydroelectric generating stations will tend to decrease the dispatch of our power plant customers and their consumption of gas, resulting in our delivering less gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers which in turn will benefit us. Below average rainfall and snowfall limited hydroelectric power generation during most of 2000, resulting in a relative increase in thermal power generation and in the demand for gas by thermal power plants. In 2001 and 2002, however, abundant rainfall and snowfall permitted increased hydroelectric power generation and caused a substantial decline in thermal power generation and in the related demand for gas compared to 2000. Additionally, in 2002 the demand for electricity decreased compared to 2001 due to the Argentine economic crisis.

The consumption of electricity in Argentina increased dramatically during 2003 and early 2004 and is expected to continue to increase for the remainder of 2004. The partial stabilization of the Argentine economy increased electricity consumption by 8.9% in 2003 compared to 2002.

According to CAMMESA, of Argentina's total electricity consumption during 2003, approximately 47% was generated by thermal power plants, approximately 43% was generated by hydroelectric power plants, approximately 9% was generated by nuclear power plants and approximately 1% was imported.

We, as a provider of transportation and distribution services, and producers of gas compete directly with sellers of fuel oil for sales of fuel to dual-fuel power plants. Fuel oil prices in Argentina have historically been volatile but generally above the delivered price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below the price of gas at the wellhead plus our maximum tariff price for interruptible gas transportation to power plants. To enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers have agreed to pay for a minimum amount of our transportation and distribution services at discounts from maximum tariffs. Conversely, during the winter months, we agreed with certain dual-fuel power plants in our service area to deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess of the cost of fuel oil over the price of the undelivered gas on an energy-equivalent basis. Such agreements were negotiated in order to obtain the commitment of such power plants to agreed volumes of our transportation and distribution services, notwithstanding the risk that we might have to interrupt our deliveries to such power plants in order to serve our residential customers. In light of the current shortage of natural gas supply, under the agreement between producers and the Secretary of Energy (approved by Resolution No. 208/2004), the producers committed certain volumes to be sold to power plants at the agreed prices. See Item 4: "Information on the Company - Business Overview - Regulatory Framework - New Regulations".

Industrial and Commercial Users and Government Entities

During 2003, total sales and deliveries to industrial, commercial and governmental customers accounted for approximately 20% of the volume of natural gas we sold and delivered to our customers and approximately 21% of our net sales compared to approximately 21% of the volume of natural gas we sold and delivered to our customers and approximately 20% of our net sales in 2002. Volumes sold and delivered to industrial, commercial and governmental customers increased by 10.4% during 2003 compared to 2002 due to the partial stabilization of the Argentine economy. Our customers include major industries such as glass, food, chemical and paper producers. Some of them use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas to support such processes.

Industrial customers that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service consists of a charge per unit consumed, a fixed charge per invoice and a demand charge. Demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

Smaller industrial users ("SGP") using a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service. The tariff for such service consists of a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Large industrial customers with a minimum consumption of 3 MMCM/year (106 MMCF/year) and whose operating processes are interruptible or can replace natural gas with other sources of energy have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. The interruptions are generally due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of gas to non-interruptible customers, such as residential customers. We currently operate a program that combines firm and interruptible service for certain large industrial customers in which tariff rates are reduced in exchange for corresponding increases in the number of acceptable service interruptions during peak winter months, thereby expanding the pricing and service availability options of our customers and improving our ability to manage the supply of gas during periods of peak demand. See Item 4: "-Business Overview-Bypass Rights and Competition".

We also supply gas to commercial users (e.g., restaurants, hotels and shopping malls). Such users receive small volume general service which is available to any nonresidential user. The tariff for this service consists of a charge per unit of consumption with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

As in the case of residential customers, Decree 181/2004 established the division of commercial users into three categories, SGP 1, SGP 2 and SGP 3, according to their consumption levels. The third category of commercial users is no longer deemed uninterruptible in relation to priority rules for the application of restrictions (dispatch rules). The same tariffs will be applicable to transportation and distribution services of the three categories of commercial customers until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established for each category of commercial customer on the basis of their consumption of natural gas.

On April 29, 2004, the Secretary of Energy issued Resolution No. 415/2004, pursuant to which residential and commercial users are rewarded or penalized in accordance with their consumption of natural gas. This program rewards users who save energy and penalizes certain users who do not. Thus, users who consume less than 90 percent of the amount of gas they used during the same invoiced period of 2003 will be rewarded by a 10 to 12% discount on the cost of their annual natural gas consumption, while users who use above 95 percent of the gas they consumed during the same invoiced period of 2003 will pay a surcharge on the gas they consume over the 95 percent level. Resolution No. 415/2004 expires in 2005 but may be extended.

Compressed Natural Gas Service

Sales to suppliers, dealers and users of CNG as a vehicle fuel accounted for approximately 10% and 10%, respectively, of the volume of natural gas we delivered and of our net sales in 2003 compared to approximately 9% of the volume of natural gas delivered and 9% of our net sales in 2002. Volumes of CNG delivered during 2003 increased by 20.9% compared to the previous year due to an increase in the number of vehicles converted to CNG as a result of repeated increases in the prices of competing fuels.

Approximately 287 service stations provide CNG service in our service area. During 2003, it became practicable to convert diesel engines to run on CNG, resulting in a substantial number of such conversions and a resulting increase in demand for CNG.

The marketing efforts made by us during 2003 focused on promoting state-of-the-art conversions and ensuring safe and good vehicle performance at a reasonable price. We made these efforts in conjunction with CNG equipment suppliers and installation workshops. Moreover and mainly due to the devaluation of the Peso, natural gas prices are lower than other competitive fuels on an energy equivalent basis, thus resulting in increased conversions of vehicles to CNG. All these factors led to increased CNG sales.

The tariff for CNG users consists of a fixed charge per invoice and a charge per unit of consumption.

Decree No. 180/2004 created new categories of service to CNG users: CNG Firm and Interruptible Sale categories and CNG Firm and Interruptible Transportation categories which will be effective upon elimination of the prohibition against purchasing gas directly from producers or marketing companies.

Processed Natural Gas Service

We have been party to a contract with TGS since 1996 under which TGS produces and sells for our account liquids extracted from gas we deliver to TGS' processing plant at Bahía Blanca, Province of Buenos Aires. During 2001 natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, we delivered gas to the TGS processing plant since 2001 containing lower volumes of associated liquids than were contained in the gas we have delivered in prior years, resulting in TGS extracting lower volumes of liquids from such gas than it had in the past. We have negotiated with TGS a reduction in its fee for processing the gas we deliver to its processing plant. During 2003, deliveries of natural gas for processing accounted for approximately 2% of the volume of natural gas we delivered and 2% of our net sales compared to approximately 3% of the volume of natural gas we delivered and 3% of our net sales in 2002.

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

Largely as a result of an approximate 20% increase in average firm transportation capacity in 1994 compared to 1993, our load factor dropped to approximately 80.3% during 1994. In 1999, 2000, 2001, 2002 and 2003, our load factors were 84.1%, 93.3%, 78.1%, 71.9 and 83.5%, respectively.

As of June 23, 2004, we had an aggregate firm transportation capacity for distribution and liquids processing of 23.35 MMCM (824 MMCF) per day, representing an increase of 29% from January 1, 1993. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993 when we struggled to meet non-interruptible residential demand, a legal obligation under our License which, if not fulfilled, could result in the imposition of significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Business Overview-Regulatory Framework-The Gas Act and our License-Expiration". Since we have no gas storage facilities available to us, we made a strategic decision to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.76.8 million at December 31, 2003, Ps.77.2 million at December 31, 2002 (in Pesos as of February 28, 2003) and Ps.173.2 million at December 31, 2001 (in Pesos as of February 28, 2003). As of December 31, 2003, we had a reserve of Ps.66.1 million against past due receivables.

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

Capital Expenditure

From the Takeover Date through December 31, 2003 our capital expenditures have amounted, in the aggregate, to U.S.$. 535.9 million.

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

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 15,780 km. This increase has primarily been as a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 342 pressure reduction stations. There are no material capacity constraints within the distribution system with regard to serving the present customer base.

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

Metering System

Our metering system consists of approximately 1.9 million meters. New metering systems with temperature and pressure correctors were introduced for large customers to enable remote monitoring and control of distribution, including the ability to monitor the interruption of supplies to users with interruptible supply contracts during the periods of peak winter demand.

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

In order to ensure the integrity of the distribution system in the most cost-effective manner, we separate preventive and corrective maintenance activities. Corrective maintenance is carried out by our Service Center, which consolidates a number of activities related to customer service. The Service Center is the main communication channel with customers, particularly when handling emergencies. Safety, cost, quality and speed of service are key aspects of this function.

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2003, we handled all gas leaks reported by the public which were classified as high priority within the first two hours of their being reported and handled 98.3% of them within an hour of their being reported, compared to 97.1% in 2001.

We have conducted and will continue conducting a substantial amount of multifunctional training in safety and operations with a view to having a team that will improve customer service at a lower cost. We focus maintenance training on preventive, rather than corrective, activities intended to minimize risks.

Preventive maintenance activities seek to minimize the risk of system failure and are responsible for the system's scheduled and unscheduled maintenance activities. Investment in preventive maintenance allows us to reduce the number of leaks leading to reported emergencies. We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 20 key district governors which enable us to adjust pressure setting more rapidly.

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

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of the gas prices which we pass on to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See Item 4: "-Business Overview-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". In considering a request that the prices we paid for gas be included in our tariffs, our License provides that ENARGAS may review whether the price increases were prudently incurred. In August 1994, the Argentine government enacted Decree No. 1,411/1994 which empowers ENARGAS to limit the pass-through of gas prices to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field in the event it should find that the contracts under which we purchased the gas were not the product of a transparent, open and competitive process.

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See Item 4: "-Business Overview-Operations-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". Tariff adjustments based on gas price changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions when ENARGAS partially denied or delayed tariff increases we requested based upon price increases we had contractually agreed to with our gas suppliers. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariff adjustments".

Current Gas Purchase Contracts

The Public Emergency Law (passed on January 6, 2002) and Decree No. 214/2002 which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar, have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements which are essential in order to provide our licensed service. The Public Emergency Law also provides that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be reached. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We are currently renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified".

Pursuant to the Public Emergency Law producers were entitled to the pesified value of their Existing Contracts plus the CER adjustment. During 2002 and 2003 we paid gas producers in Pesos, in accordance with the tariff chart approved by ENARGAS but we did not pay them the CER adjustment. Gas producers continued to reserve their rights to charge an amount equal to the Peso equivalent of the original Dollar price they were contractually entitled to under the Existing Contracts. During 2003, gas producers revised their initial claim for payment under the Existing Contracts and claimed instead the pesified value of the Existing Contracts plus the CER adjustment.

As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on revised volumes and take-or-pay obligations (the "Revised Purchase Contracts"). As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts.

As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L. (the "Total/Pan American Energy/Wintershall Contract") and YPF S.A. (the "YPF Contract ") were amended. Volume deliverable under the Total/Pan American Energy/Wintershall Contract amounted to 3.2 MMCM per day (113 MMCF) during the summer and winter period, with take-or-pay commitments between 70% and 85% of the monthly contract quantities. Volume deliverable under the YPF Contract amounted to 3.0 MMCM per day (106 MMCF) during summer time and 6.0 MMCM per day (212 MMCF) during winter time, with a take-or-pay commitment of up to 72% during summer time and 80% during winter time. The YPF Contract expires in February 2007.

The 2004 Agreement set the price of natural gas at the TSEP through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). See Item 4: "-Regulatory Framework - New Regulations". During May and June 2004, we renegotiated all but one of these contracts as set out below. In addition, under the terms of the 2004 Agreement gas producers have waived their claims under either the Existing Contracts provided the government abides by the terms of the 2004 Agreement.

The Total /Pan American Energy/Wintershall Contract from the Neuquén Basin was divided into two contracts, without a change in the aggregate volumes. The Total Austral S.A./Pan American Energy LLC Argentine Branch contract provides us with 2 MMCM (71 MMCF) and the Wintershall Energía S.A. contract with 1.2 MMCM (42 MMCF). Under each of these contracts 90% of the volume supplied is on a take-or-pay basis. These contracts each expire on January 1, 2007.

In the Austral Basin, Total Austral S.A. and Wintershall Energía S.A. each provide us with 1.875 MMCM (66 MMCF), and Pan American Sur S.R.L. with 1.250 MMCM (44 MMCF). Under each of these contracts 90% of the volume supplied is on a take-or-pay basis. These contracts expire on January 1, 2011 however, prices and volumes agreed under these contracts must be renegotiated in January, 2007 in accordance with the terms of the 2004 Agreement.

In addition to the contracts described above, we also have several minor contracts with small gas producers.

Under all contracts, including our minor contracts with small gas producers, we are entitled to purchase a total of approximately 17.29 MMCM of gas per day (610 MMCF) during the winter months, of which 13.87 MMCM (489 MMCF), or 80%, per day has been contracted on a take-or-pay basis and 13.58 MMCM of gas per day (480 MMCF) during the summer months, of which 9.32 MMCM (329 MMCF), or 70% per day has been contracted on a take-or-pay basis.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of June 23, 2004, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations
	2003		2004		2005		2006		2007
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.-April)	10.85	383	13.58	480	14.64	517	14.64	517	5.06	179
Winter (May-Sept.) (a)	14.71	520	17.29	610	17.67	624	17.67	624	8.06	285
Daily Take-or-Pay Contract
Volumes
Summer (Oct.-April)	7.18	254	9.32	329	10.28	363	10.28	363	4.02	142
Winter (May-Sept.) (a)	11.04	390	13.87	489	14.93	527	14.93	523	6.78	239

______

Notes:

(i) If our daily contract volumes during the winter are below expected demand, we expect to purchase additional gas in the spot market for sale during the winter months.

Take-or-Pay Obligations

Our gas purchase contracts generally allow us to recover any amounts paid as a result of incurring take-or-pay liabilities to gas suppliers within periods of three to twelve months by taking additional gas in amounts in excess of daily contract minimum volumes. We believe that it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken. Since 1993 we incurred no take-or-pay liability under our gas purchase contracts that we were not able to recover by taking such gas supply at a later time at no additional cost to us.

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on revised volumes and take-or-pay obligations (the "Revised Purchase Contracts"). As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement we renegotiated our gas supply contracts. See "-Business Overview - Commercial Contracts - Current Gas Purchase Contracts". Our take-or-pay commitments through 2004 under those gas purchase contracts require us to pay an average of 70-80% of the gas that we are entitled to purchase under such contracts.

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

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for between 7% to 13% of our monthly gas purchases in 2003 and between 5% and 15% of our monthly gas purchases in 2002.

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

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used but the cost of unused transportation capacity may not be passed through to customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a natural gas in-kind allowance, equivalent to the gas consumed as compressor fuel or lost in transportation. From 1993 through 2003, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequated to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, will normally interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2003. See Item 4: "-Business Overview-Gas Transportation Contracts - Final Transportation Balance".

We cannot acquire additional firm transportation capacity because TGS and TGN are not constructing or expanding new gas pipelines. Decree No. 180 and the regulations issued thereunder to date established an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Such decree was further regulated by Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004) which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Secretary of Energy and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/2004 in order to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. Distribution companies as well as industrial companies interested in purchasing this increased transportation capacity were involved in a bidding process. Once the successful bidders are determined, such successful bidders shall pay a fee relating to the increased transportation capacity that has been granted to them pursuant to the bidding process.

Overall Transportation Rights

As of June 23, 2004, we had contracted for aggregate firm transportation capacity of 23.35 MMCM (824 MMCF) per day, an increase of 32% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity, and we have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby permitting higher overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of June 23, 2004, we had available firm transportation capacity with TGS of 21.85 MMCM (752 MMCF) of gas per day through six transportation agreements containing similar terms. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.1 MMCM (604 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.4 MMCM (120 MMCF); Province of Santa Cruz, 1.1 MMCM (39 MMCF); and the Province of Neuquén, 12.2 MMCM (430 MMCF). This contract includes 0.4 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. This contract expires in May 2014. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004 but due to the demand increase we decided not to use it. See Item 4: "-Business Overview-Revenues-Processed Natural Gas Service".

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

The seventh contract with TGS provides us with firm transportation capacity of 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz. This contract expires in May 2014.

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

TGN Transportation Rights

On September 9, 1993, we entered into a contract with TGN (the "TGN Contract") for 1.5 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expires on May 31, 2006 and may be renewed at our election for successive three-year periods, up to a maximum of nine years.

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

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 22 MMCM (776 MMCF) per day from May through September 2003, we contracted for aggregate firm transportation capacity to 23.35 MMCM (824 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2003. During the 2003 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 83.5%, 71.9% and 78.1% for 2003, 2002 and 2001, respectively.

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

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment (the "Amendment") to the Technical Assistance Agreement which became effective March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps.360,000, adjusted by CER (the "Fixed Management Fee"), and (b) the 7% of our net profits (the "Profit Fee") if a financial debt restructuring is achieved. The Amendment also establishes that from the fiscal year in which the Profit Fee is higher than Ps.3 million adjusted by CER as from March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment will have no further effect and we shall pay, in addition to the ordinary management fee, an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as from March 1, 2002 annually, less any payments made in accordance with the Amendment.

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

Personnel Supply Agreement

A new Personnel Supply Agreement was entered into in August 24, 2002 between BG Argentina and us, effective from February 1, 2004 for a term of four years from such date. Pursuant to such agreement BG Argentina has to provide highly trained personnel for management and operational positions on a monthly fee basis to be calculated pursuant to the costs that BG Argentina incurs in order to provide the service.

Bypass Rights and Competition

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for the delivery of gas. In such cases, users would pay a tariff to us for the use of the distribution system and our transportation capacity. Alternatively, users may build a direct connection to a transmission system but purchase gas from us and pay a tariff to us to cover the cost of the purchased gas. Customers in our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

The consumer which wishes to bypass our system completely and avoid paying any tariff to us must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, bypass users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and with population density of the proposed pipeline area) as well as the expense of associated metering and other facilities. Limited access to firm transportation capacity will also be a problem for users which require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of its intention to do so.

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

Alternative energy sources, primarily fuel oil for power plants and liquid processing gas ("LPG") for residential customers and smaller commercial customers, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil, although such cost advantage has recently diminished due to lower world oil prices and the availability of low-cost Brazilian fuel oil. We intend to continue discounting policies with power plants in order to remain competitive with the price of fuel oil. To allow us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers agreed to take at least a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we agreed with certain dual-fuel power plants in our service area that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. With respect to LPG, natural gas is significantly less expensive and offers residential and smaller commercial customers a significant reduction in fuel costs.

Environmental and Safety Matters

We are confident that our current operations are in substantial compliance with applicable laws and regulations relating to health, safety and protection of the environment.

Foreseeing increasing local health, safety and environmental (HSE) legal requirements, we have adopted BG Group's HSE strategies and are committed to complying with BG Group's HSE performance standards (international best practice). We are also approaching green house gases emission reduction issues to minimize the impact on climate change, meeting the expectations raised from the community and non-governmental organisations.

To assure continuous improvement and compliance with legal, regulatory and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been jointly implemented and certified.

Insurance

As of December 31, 2003, we maintained insurance coverage for third-party loss and casualty for up to U.S.$ 50 million and our physical assets were insured for up to U.S.$ 86.8 million. We believe that our insurance coverage is commensurate with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

Regulatory Framework

Below is a description of the regulatory framework applicable to gas transportation and distribution companies, including us. However, and as noted below and elsewhere on our Annual Report, the Public Emergency Law has altered such framework significantly and in a manner that is detrimental to us. These changes also create uncertainty as to our future business.

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

Gas transportation and distribution companies operate in an open-access, nondiscriminatory system under which producers and users, as well as distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Gas Act, applicable regulations and the licenses of the privatized companies.

The Gas Act provides that a distributor must not unduly discriminate among customers nor may it grant any customer an undue preference. The distributor must offer open access to all parties on an equal footing to any available capacity on the distribution system.

The Gas Act prohibits transportation companies from buying or selling natural gas. In addition:

  gas producers, distributors and users which contract directly with gas producers may not own a controlling interest (as defined in the Gas Act and regulatory decrees) in a transportation company;
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

Access

The Gas Act provides that only licensed private companies may engage in the distribution of gas. A license confers the exclusive right to distribute gas within a specified geographic area, although pre-existing sub-distributors or those which may be created with ENARGAS' approval may also distribute gas. The exclusive right to distribute gas in a geographic area does not encompass the exclusive right to sell gas within that area. Under certain circumstances, users may purchase gas directly from producers or marketers. However, if the gas purchased from others is delivered using our distribution system, the same distribution margin is applicable whether we deliver our own gas to a consumer or the gas is purchased by the consumer from a third party.

A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has now been reduced to three months. If a consumer purchases gas directly from others and later wishes us to make sales of gas to it, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See "-Operations -Bypass Rights and Competition".

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

Expansion

Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to effect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. On July 22, 1993, ENARGAS issued a resolution which regulates the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from users or third parties. This resolution requires that, in cases in which the distributor maintains that the expansion is uneconomical and, accordingly, requires contributions from users or third parties, the distributor prove the correctness of its assertions. Consumers may undertake construction of facilities deemed by the distributor to be uneconomical subject to ENARGAS' approval.

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

Easements

Our License authorizes us to occupy public property without charge for the purpose of rendering the licensed service, or if a charge is levied by a provincial or municipal authority, we may add a surcharge to the relevant tariffs to recover our added costs. Our License also grants us the right to obtain easements over private property required to carry out the licensed service, subject to payment of compensation to the landowners. The Argentine government is obligated to transfer title to the existing easements to us in our service area. The Argentine government is required to clear the title to such easements at the Argentine government's expense or, at our election, we may assume this responsibility and add a surcharge to our tariffs to recover the cost of doing so.

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

Our License may only be revoked by the Argentine government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including (a) failure to provide 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) the failure to provide 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year, provided, in either case, such failure is due to reasons attributable to us. Our License may also be terminated by the Argentine government if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission and distribution of gas are breached, or (c) we attempt a transfer of our License or transfer or encumber a portion of the assets transferred to us by Gas del Estado designated essential assets (the "Essential Assets") or use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events resulting in cancellation of our License include gross failure by us to make mandatory investments or our other obligations under our License, and our bankruptcy, liquidation or the winding up; however, except in the case of our bankruptcy, liquidation or winding up, our License requires that we be given notice and the opportunity to cure prior to termination. The Argentine government has issued Decree No. 1834/02, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. We cannot assure you that the suspension of this provision of our License will remain in effect after that date. This date was extended until December 10, 2004 by Decree No. 1293/03.

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

ENARGAS

The Gas Act established ENARGAS as the body to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to the transportation, marketing, storage and distribution of gas. Its mandate, as stated in the Gas Act, includes the protection of users, the fostering of competition in the supply and demand for gas, and the encouragement of long-term investment in the gas industry.

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

Actions of ENARGAS under the Gas Act are subject to judicial review. Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must be first submitted to ENARGAS for its decision. ENARGAS' decision may be appealed through administrative proceedings to the Secretary of Energy or directly to the federal courts of Argentina.

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

In November 2003, ENARGAS once again postponed a public hearing for the discussion of wellhead gas prices. This hearing was originally scheduled for June 2003 and was postponed to August 2003 and again to November 2003. Finally, ENARGAS issued a resolution approving increases in natural gas tariffs and issued the present tariff charts.

On April 29, 2004, the Secretary of Energy issued Resolution No. 415/2004, pursuant to which residential and commercial users are rewarded or penalized in accordance with their consumption of natural gas. This program rewards users who save energy and penalizes certain users who do not. Thus, users who consume less than 90 percent of the amount of gas they used during the same invoiced period of 2003 will be rewarded by a 10 to 12% discount on the cost of their annual natural gas consumption, while users who use above 95 percent of the gas they consumed during the same invoiced period of 2003 will pay a surcharge on the gas they consume over the 95 percent level. Resolution No. 415/2004 expires in 2005 but may be extended.

The following table sets forth our maximum tariff in effect since May 11, 2004 for each class of service:

Maximum Tariffs at May 11, 2004

		Maximum Tariffs as of May 11, 2004
		City of Buenos Aires	Province of Buenos Aires
		(in Pesos)
Residential(a) R1, R2 and R3:
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.153469	0.157269
Minimum charge	$/invoice	13.075555	13.207094
General Service P1 and P2:
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.143780	0.146949
1,001-9,000 CM(c)	$/CM	0.134813	0.137936
>9,000 CM(c)	$/CM	0.125847	0.128924
Minimum charge	$/invoice	12.950560	13.032459
General Service P3:
Customer charge (b)	$/invoice	10,958,166	11,014,653
0-1,000 (c)	$/CM	0.162097	0.165266
1,001 - 9,000 (c)	$/CM	0.153130	0.156253
> 9,000 (c)	$/CM	0.144164	0.147241
Minimum charge	$/invoice	12.950950	13.032459
General Service:
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.028992
0-5,000 CM(c)	$/CM	0.109896	0.111478
>5,000 CM(c)	$/CM	0.104072	0.105622
Large Volume Firm Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.105715	0.107275
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.098588	0.100111
Large Volume Interruptible Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.105137	0.107285
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.098009	0.100131
Subdistributors:
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	S$/CM	0.098518	0.100972
CNG Firm
Customer charge (b)	$/invoice	11,012,049	11,068,813
All consumption (c)	$/CM per day	0,094385	0,096699
Demand charge (d)	$/CM	0.769065	0.769085
CNG Interruptible
Customer charge (b)	$/invoice	11,012,049	11,068,813
All consumption	$/CM	0.094385	0.096699

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

Resolution No. 20/2002 of the Ministry of Economy required public utility companies to present to the Renegotiation Committee information regarding the impact on their financial and economic condition of the emergency, a summary of their financial and economic situation, the details of their indebtedness, the development of their contracts (including relevant amendments) and the level of their performance. The Ministry of Economy has stated that the furnishing of such information by a company would not be deemed to constitute a waiver of any rights such company might have. In addition, we have made all necessary express reservations of our legal rights under our License and the applicable regulatory framework.

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

Through Decree No. 311 dated July 3, 2003, the Argentine Government created the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN"), with the objective of providing advice on the renegotiation process of 61 public works and services contracts, and developing a common regulatory framework for all utilities. The UNIREN is presided over by the Federal Planning Minister, and it continues the contract renegotiation process developed by the previous Contract Renegotiation Committee, and assumes responsibility for all issues in progress. On July 11, 2003 both ministers issued Joint Resolution No. 118/03 and No. 25/03 appointing Mr. Jorge Gustavo Simeonoff as Executive Secretary for UNIREN. Mr. Simeonoff had held a similar position at the Contract Renegotiation Commission. Although such decree does not specify deadlines, several government officials have announced that the process would last 18 months.

On October 22, 2003, the Official Gazette published Law No. 25,790 which extends until December 31, 2004 the deadline for the renegotiation of contracts established by Section 9 of the Emergency Law. The new law also established that the powers of regulators on contract revisions, tariff adjustments and modifications provided for in the relevant regulatory frameworks can be exercised provided they are consistent with the development of the renegotiation process undertaken by the Argentine Government under Section 9 of the Emergency Law.

On October 14, 2003 UNIREN called a meeting for November 26, 2003 with the objective of agreeing on a work and meeting schedule to analyse the different aspects of the renegotiation of the license of gas and electricity distribution companies. Despite our requests and from other licensees that the meeting be moved forward, the government did not accept the proposal.

On November 26, 2003, UNIREN announced its intention to call a meeting among the licencees with the objective of agreeing on a work and meeting schedule to analyze the different aspects of the renegotiation of our License. On November 28, 2003 UNIREN sent us guidelines relating to such renegotiation including a schedule of activities.

On January 13, 2004, we sent UNIREN a proposal to include certain issues relevant to us as part of the agenda for the renegotiation. As of the date of our Annual Report, UNIREN has not responded to our proposal.

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

Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our License authorize us to pass through to our users the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine government enacted Decree No. 1,411/1994, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers' bills, as appropriate, through a tariff adjustment.

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

The enactment of the Public Emergency Law and of Decree 214/2002 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. See Item 3: "Risk Factors - Risk Factors Relating to Us - We are currently renegotiating certain of our arrangements, including agreements for the purchase of natural gas, which have been pesified". However, the Public Emergency Law and such Decree do not affect the prices at which we purchase gas in the spot market which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our tariffs of the entire amount of our costs of purchase of gas in the spot market within the terms of Decree 1020/95. See Item 4: "-Business Overview-Commercial Contracts-Natural Gas Supply-Short-term Supply Contract Limitations."

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

Through Resolution No. 667, dated July 6, 1998, ENARGAS modified our tariffs as of July 1, 1998, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 2.42% reduction in the transportation and distribution components of our tariffs to the customers referred to in clause (ii) of the previous paragraph; and (ii) it applied the K Investment Factor for the second quarter of 1998 resulting from investments, resulting in a distribution margin increase of 0.61% applicable to residential customers, of 0.44% applicable to small volume general customers and of 0.53% applicable to customers of CNG.

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

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000, as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in US PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such US PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Branch approved such deed and the financing mechanism through Decree No. 669 dated August 4, 2000. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the US PPI adjustment. See "Item 4: "-Business Overview-Tariffs-US PPI Adjustment to Tariffs and Related Disputes".

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

Pursuant to Resolution No. 2,347, ENARGAS adjusted our tariffs as of July 1, 2001 applying the K Investment Factor from investments, resulting in an increase of the distribution margins as follows: residential-0.36%, small volume general users-0.27%, and users of CNG-0.32%. ENARGAS approved a K Investment Factor value that is lower than the one we requested, even though the works carried out during the first semester of 2001 were completed. This results from a particular interpretation by ENARGAS of the commitment undertaken by us at the time, assuming an excess of up to 5% of the total project's extension. We appealed this last point.

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

Towards the end of 2001, ENARGAS required us to provide expenditure projections for the period 2003/2007. We requested an extension with respect to ENARGAS' request, as it was not possible for us to determine the impact that changes in the Argentine economy, the devaluation of the Peso and the passing of the Public Emergency Law and its implementing regulations could have on the prices of domestic and imported goods and services.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the QTII process until the renegotiation process provided for by the Public Emergency Law was conducted.

Surcharge on Gas Consumption

Law No. 25,565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps.0.004 per cubic meter of gas applicable to all gas consumption (the "Surcharge"). The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

New Regulations

Executive Decrees No. 180/2004 and 181/2004 enacted on February 12, 2004 by the Argentine government (collectively the "Decrees") modify the existing regulatory framework that applies to gas distribution companies, including us. However, the interpretation and application of the amendments effected through the Decrees and their impact on us is uncertain since regulations that will govern the amendments are yet to be developed by the Ministry of Federal Planning, Public Investment and Services (the "Federal Planning Ministry") and the Secretary of Energy, which forms part of the Federal Planning Ministry, who are responsible for the implementation of the Decrees.

Decree No. 180

Pursuant to Executive Decree No. 180/2004 ("Decree No. 180") a trust fund (the "Trust Fund") has been established to serve as the principal vehicle for investments in gas distribution and transportation projects. The Trust Fund is to be administered by the Federal Planning Ministry with initial investments in the Trust Fund to be made by (a) rate charges, which will be paid by the users of the transportation and distribution services; (b) special credit facilities; and (c) specific contributions made by direct beneficiaries.

Decree No. 180 establishes an Electronic Gas Market ("EGM"), which is intended to function as a centralized market through which spot-market, various secondary markets or transportation capacity resale market transactions will occur. Entities in these markets shall be authorized to charge fees and commissions that are to be approved by the Secretary of Energy for transactions carried out on the EGM. The EGM will be regulated mainly by the Secretary of Energy, which forms part of the Federal Planning Ministry. However, the Department of Energy has not yet established regulations relating to the EGM. Decree No. 180 amends the Special Conditions for large users "ID Transportation" and "IT Transportation" categories approved by Decree No. 2255 dated December 2, 1992. Such amendments will not become effective until the end of the renegotiation of public utility contracts or until distribution rate adjustments are determined within the framework of those renegotiations. In addition, Decree No. 180 replaces the CNG sale user category established under Decree No. 2255 with the CNG Firm Sale and CNG Interruptible Sale category. Decree No. 180 also establishes new "CNG Firm Transportation" and "CNG Interruptible Transportation" categories. These new customer categories will not become available until the prohibition that restricts natural gas companies from purchasing their own gas is lifted.

Decree No. 180 further provides that users who purchase services from their local area distribution company, where charges for capacity reserve or take-or-pay covenants or other equivalent provisions apply, shall be authorized to resell the service they receive at the delivery point of the transportation system ("City Gate") without obtaining approval from the distribution company in that area. The terms of any such resale are to be established by the EGM. On June 8, 2004, through Resolution No. 606/04, the Secretary of Energy amended such provision allowing users purchasing services from local distributors where charges for reserve capacity, take or pay covenants or other equivalent provisions apply; to exchange, re-sell or assign such services to other users connected to the same or other distribution companies. Resolution No. 606/04 expressly provides that the parties shall be free to negotiate the terms and conditions of such exchange, re-sale or assignment until such time as the EGM is operating.Until such time as the EGM is operating, ENARGAS shall announce through the internet the offers of users interested in exchange, re-sale or assignment of their services. Additionally, Resolution No. 606/04 provides that the distribution companies shall facilitate the performance of these transactions by delivering all the services hired by the re-sellers to the buyers.

Subject to certain limitations, Decree No. 180 permits distribution companies and their shareholders to hold a controlling interest in not more than one company which, not being a distribution company, a sub-distribution company or a natural gas producer, is engaged in selling gas under the terms of Sections 14 and 83 of Law 24076. Consequently, we shall be entitled to hold a controlling interest in only one gas marketing company.

In the event of a gas supply crisis, the Secretary of Energy, pursuant to Decree No. 180 can take whatever steps it deems necessary to provide an adequate level of service. Decree No. 180 provides that supply shall be guaranteed to (i) residential service users, (ii) certain general service users, and (iii) sub-distributor service users.

On April 20, 2004, the Federal Planning Ministry issued Resolution No. 185/2004 which created a Global Program for the issuance of Debt Securities and/or Equity Securities in Financial Trusts in order to fund new natural gas distribution and transportation expansion or extension works.

On June 15, 2004 the Secretary of Energy published Resolution No. 657/2004, which establishes guidelines for the interruption of the supply of natural gas to firm users and the general principles that must be followed by distribution companies when negotiating natural gas firm supply agreements with their customers. Distribution companies must prepare a list with respect to the order of services that will be interrupted according to the guidelines established by Resolution No. 657/2004. This list must be submitted to ENARGAS for approval.

In conjunction with Decree No. 180, the Secretary of Energy issued Resolution No. 265/2004 which adopts certain measures intended to prevent a domestic gas supply crisis. Resolution No.265/2004, thus, (1) suspends the export of natural gas surplus which could be used for domestic supply; (2) suspends all the authorization requests for natural gas exports; and (3) instructs the Undersecretariat of Fuels to develop a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

On April 22, 2004, the Undersecretariat of Fuels issued Disposition No. 27/2004 which creates a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

Decree No. 181

Executive Decree No. 181 ("Decree No. 181/2004") instructs the Secretary of Energy, which forms part of the Federal Planning Ministry, to prepare a scheme for the normalization of gas prices at the TSEP for network gas distribution service providers and for the users of such providers who will purchase gas from those providers in accordance with Decree No. 181.

Consequently, Decree No. 181 provides that the Secretary of Energy is authorized to enter into agreements with natural gas producers to adjust the price of natural gas at the TSEP, purchased by the network gas distribution providers. The Secretary of Energy shall be able to implement protection mechanisms in favor of users who purchase gas directly from the producers who are parties to these agreements. In addition these agreements should protect segments with less energy management capacity.

On April 2, 2004, the Secretary of Energy and a large number of natural gas producers executed the 2004 Agreement. The Federal Planning Ministry confirmed the validity of such agreement through Resolution No. 208. The agreements entered into by the Secretary of Energy also established a 45-day term during which outstanding gas purchase agreements among producers and gas distribution companies shall be renegotiated. The renegotiation period commenced on April 23, 2004. As of the date of this Annual Report, we have completed all except one of the renegotiations of our outstanding gas purchase agreements with gas producers.

On April 29, 2004, the Secretary of Energy issued Resolution No. 415/2004, pursuant to which residential and commercial users are rewarded or penalized in accordance with their consumption of natural gas. This program rewards users who save energy and penalizes certain users who do not. Thus, users who consume less than 90 percent of the amount of gas they used during the same invoiced period of 2003 will be rewarded by a 10 to 12% discount on the cost of their annual natural gas consumption, while users who use above 95 percent of the gas they consumed during the same invoiced period of 2003 will pay a surcharge on the gas they consume over the 95 percent level. Resolution No. 415/2004 expires in 2005 but may be extended. The aim of the program is to reward small and large residential users as well as small businesses but to penalize only large residential users and small businesses.

C. Organizational Structure

We are not part of a group. We have no subsidiaries. See Item 7: "Major Shareholders and Related Party Transactions".

D. Property, Plant and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above.

    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Financial Statements and selected financial and operating information included elsewhere in our Annual Report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as "anticipates", "believes", "could", "estimates", "expects," "foresees", "intends", "may", "should" or "will continue" and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in our Annual Report. See "Forward-looking Statements and Associated Risks". For a discussion of important factors, including, but not limited to, the going concern issue mentioned in the report issued by our auditors, the suspension of payments on our financial debt, the pesification of our tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: "Key Information - Risk Factors".

We maintain our financial books and records and publish our financial statements in Pesos as of February 28, 2003 and prepare our financial statements in accordance with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in the Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 in our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net (loss) income and shareholders' equity.

Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co., Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2003 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed License to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2003 do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regard to these matters are described in the notes to our Annual Financial Statements - Note 2 "The Argentine economic situation and its impact on the Company's economic and financial position." Investors in us should review carefully the report of Price Waterhouse & Co., Buenos Aires, Argentina.

During 2003 the Argentine economy experienced a partial stabilization which resulted in an increase of 3.7% in the consumer price index and an increase of 2.0% in the wholesale price index increased. In addition, during 2003 GDP increased by 8.7%.

Prior to 2003, the Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina's GDP has fallen every year since then, except for 2003, culminating in a decrease of 10.9% in 2002. In addition, Argentina experienced a rise in its wholesale price index of 119% during 2002 and the Peso was devalued by 237.0% from late 2001 through December 31, 2002.

The following table shows annual percentage changes in Argentina's gross domestic product for the indicated years.

Argentine Gross Domestic Product
	December 31,
	2003	2002	2001	2000	1999
Gross domestic product (annual % change)	8.7	(10.9)	(4.4)	(0.8)	(3.4)

______

Source: INDEC, Banco de la Nación.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.

Argentine Price Indexes
	December 31,
	2003	2002	2001	2000	1999
Wholesale price index (annual % change)	2.0	119.0	(5.3)	2.4	1.2
Consumer price index (annual % change)	3.7	41.0	(1.5)	(0.7)	(1.8)

______

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

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in our Annual Report. The most important factors affecting our results of operations were the following:

    Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information - Risk Factors - Risk Factors Relating to Argentina - The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and " - Risk Factors Relating to Us - In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may continue to have operating losses as a result."

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

    Inflation and inflation accounting

During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See Item 3: "Key Information - Selected Financial Data."

The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003 and 2001. Another factor that adversely affected our results of operations and financial position is:

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
  Reduction of employee training programs;
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

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during 2003, including slight wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

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

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements as of December 31, 2003 we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

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

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to the financial statements as of December 31, 2003):

    Revenue recognition and accounts receivable;
    Impairment of long-lived assets;
    Provision for allowances and contingencies;
    Deferred income tax; and
    Exchange losses.

Revenue recognition and accounts receivable

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

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows undiscounted and without interest, from such assets is less than their carrying value. In that event, a loss would be recognized within operating profit based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. There are no provisions for impairment recorded in our financial statements as of December 31, 2003.

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

Deferred income tax

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our cost in its projections, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, we have recorded as of December 31, 2003 a valuation allowance against the deferred tax assets considered non-recoverable.

Under US GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carry forward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under US GAAP we decided to set up a valuation allowance against 100% of our tax loss carry forwards and certain of our other deferred tax assets.

      Operating Results

The following review of the results of our operations and financial condition should be read in conjunction with our Annual Financial Statements and with our Selected Financial and Operating Data included in Item 3: "Key Information". Our Annual Financial Statements have been prepared in accordance with Argentine GAAP. Accordingly, our Annual Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balances as of December 31, 2002 and 2001, disclosed for comparative purposes, have been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance to the mentioned index. See Item 8: "Financial Information".

On March 25, 2003, the National Executive Power issued Decree No. 664 that establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Argentina pesos. Consequently, according to Resolution No. 441, issued by the CNV, we discontinued the restatement for inflation of our financial statements effective March 1, 2003.

Assets and liabilities in foreign currency as of December 31, 2003 have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per U.S.$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per U.S.$1. See Note 3.4 (b) to our Annual Financial Statements.

Results of Operations for the Years Ended December 31, 2003 and 2002

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our net sales, gross profit, operating (loss) income, (loss) income before tax and net (loss) income for each quarter of 2003 (figures are adjusted for inflation as of February 28, 2003):

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Total
	(in millions of Pesos)
	(unaudited)
Net sales	111.2	179.8	227.3	133.2	651.5
Gross profit	11.1	50.7	29.4	53.6	144.8
Operating (loss) income	(17.0)	23.9	(0.9)	24.0	30.0
Income (loss) before tax	96.6	59.9	(80.5)	(40.3)	35.7
Net income (loss)	98.6	-	(68.5)	(40.3)	(10.2)

Net Sales

Net sales decreased by 12.9% during 2003 to Ps.651.5 million from Ps.748.0 million during 2002. This reduction was mainly due to the restatement for inflation of net sales for the year ended December 31, 2002. This reduction was partially offset by an increase in net sales, before the restatement for inflation, attributable to higher sales to industrial, commercial and governmental customers, compressed natural gas ("CNG"), power plants and residential customers.

Net sales to residential customers decreased by 15.4%, from Ps.454.3 million during 2002 to Ps. 384.5 million in 2003. Gas volumes delivered to residential customers increased by 2.3% during 2003 compared to the previous year, due to lower temperatures registered in 2003 compared to 2002, the fact that the number of our residential customers at December 31, 2003 was 0.9% greater the number of our residential customers at December 31, 2002 and a 1.4% increase in our year-to-year per capita residential consumption.

Volumes delivered to power plants increased by 33.3% during 2003 compared to the previous year. This increase in volumes was mainly due to the increase in the stabilization electricity and lower hydroelectric generation, which affected the amount of gas consumed by gas fired power plants' during 2003 compared to the previous year. Nevertheless, net sales of gas and transportation and distribution services to these customers decreased by 7.1% compared to the previous year due to the restatement for inflation of net sales for the year ended December 31, 2002.

As a result of the partial economic stabilization, volumes of gas transported and delivered to industrial, commercial and governmental customers increased by 10.4% during 2003 compared to the previous year. Furthermore, net gas sales and transportation and distribution services to these customers increased by 9.5% during 2003 compared to the previous year.

Net sales and gas volumes available for processing during 2003 decreased by 34.8% and 41.1%, respectively in comparison to 2002. This is mainly due to the restatement for inflation of net sales to these customers for the year ended December 31, 2002. The increase in net sales, before the restatement for inflation, was 10.6% compared to the previous year.

Volumes of CNG delivered during the year 2003 increased by 20.9% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Nevertheless, net sales of CNG decreased by 2.4% during 2003 compared to the previous year, mainly due to the restatement for inflation of net sales to CNG customers for the year ended December 31, 2002. The increase in net sales to CNG customers, before the restatement for inflation, was 20.1% compared to the previous year.

The table below sets forth our net sales by customer category for the years ended December 31, 2003 and 2002, and the percentage of net sales represented by net sales to each class of customer:
	Net Sales
	Year Ended December 31, 2003	% of Net Sales	Year Ended December 31, 2002	% of Net Sales
	(in millions of Pesos, except percentages) (unaudited)
Gas and services
Residential	384.5	59.0	454.3	60.7
Power plants	4.7	0.7	--	--
Industrial, commercial and Governmental	112.2	17.2	124.8	16.7
Compressed natural gas	66.3	10.2	67.9	9.1
Subtotal	567.7	87.1	647.0	86.5
Transportation and distribution Service only
Power plants	48.7	7.5	57.5	7.7
Industrial	22.1	3.4	23.6	3.1
Subtotal	70.8	10.9	81.1	10.8
Processed natural gas	13.0	2.0	19.9	2.7
Total	651.5	100.0	748.0	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2003 and 2002 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2003			Year Ended December 31, 2002
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,771.0	62,542	26.6	1,730.6	61,115	30.1
Power plants	69.0	2,437	1.0	--	--	--
Industrial, commercial and governmental	824.8	29,127	12.4	749.3	26,461	13.0
Compressed natural gas	637.0	22,495	9.6	527.0	18,611	9.1
Subtotal	3,301.8	116,601	49.6	3,006.9	106,187	52.2
Transportation and distribution services only
Power plants	2,724.1	96,200	41.0	2,095.4	73,998	36.4
Industrial	514.3	18,163	7.7	463.5	16,368	8.1
Subtotal	3,238.4	114,363	48.7	2,558.9	90,366	44.5
Processed natural gas	112.0	3,955	1.7	190.0	6,710	3.3
Total	6,652.2	234,919	100.0	5,755.8	203,263	100.0

Operating Costs

Our operating costs totaled Ps.506.7 million during 2003, representing an 11.9% decrease from our operating costs of Ps.575.1 million recorded in the previous year. Each category of operating costs for the year 2002 mentioned below has been restated for inflation and the year-to-year decreases in each such cost is principally attributable to such restatement. In addition, transportation tariffs were pesified and frozen by the Public Emergency Law while costs of gas purchased have remained stable due to the fact that they are under renegotiation. Transportation tariffs are currently being renegotiated by the gas transportation companies and the Argentine government and we are renegotiating our gas purchase contracts with our suppliers. We cannot estimate the final outcome of such renegotiations and their possible impact on us.

During 2003, we purchased 3,866.7 MMCM of gas, representing a increase of 7.8% from the volumes purchased in 2002. This increase is mainly due to the increase in volumes delivered to CNG customers, power plants and industrial, commercial and governmental users. Our gas purchase costs decreased by 3.3% during 2003 in comparison to 2002 mainly due to the restatement for inflation of gas purchase costs during the year 2002, although gas costs before the restatement for inflation increased by 13.4% mainly due to the increase in volumes acquired and as a consequence of higher average price originated in changes in the mix basins from which our gas was taken, which resulted in a greater percentage of our gas being purchased from the higher-cost Neuquén basin.

Gas transportation costs decreased 23.7% from Ps.256.2 million during the year ended December 31, 2002 to Ps.195.6 million during 2003 due to the restatement for inflation of transportation costs for the year 2002 using the IPIM as of February 28, 2003. As mentioned previously, gas transportation tariffs have not increased since January 2002.

During 2003 and 2002, we capitalized operating costs of Ps.3.2 million and Ps.5.1 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets. The decrease was mainly due to the reduction in our investments during 2003 in order to preserve cash.

During 2003 operating expenses decreased mainly due to: (a) the restatement for inflation of operating costs for 2002; (b) decrease in certain expenses such as payroll and social contributions (14.2%), technical operator's fee (17.0%) and fees for sundry services (20.0%).

The table below sets forth our operating costs by class of cost for 2003 and 2002 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2003		Year Ended December 31, 2002
	(in millions of Pesos, except percentages)	% of Total Operating Expenses	(in millions of Pesos, except percentages)	% of Total Operating Expenses
Gas supply	200.0	39.5	206.8	36.0
Gas transportation service	195.6	38.6	256.2	44.5
Fixed assets depreciation	67.0	13.2	64.5	11.2
Payroll and social security contributions	17.5	3.4	20.4	3.5
Operations and maintenance	7.2	1.4	7.4	1.3
Technical operator's fee	4.4	0.9	5.3	0.9
Sundry materials	2.0	0.4	2.2	0.4
Fees for sundry services	1.6	0.3	2.0	0.3
Other operating costs	14.6	2.9	15.4	2.7
Capitalization of operating costs	(3.2)	(0.6)	(5.1)	(0.8)
Total	506.7	100.0	575.1	100.0

Administrative Expenses

Our administrative expenses decreased by 31.1% from Ps.86.3 million during 2002 to Ps.59.5 million in 2003. This decrease is mainly due to the restatement for inflation of administrative expenses for the year 2002 as well as the decrease in certain provisions such as payroll and social security contributions (29.6%), taxes, rates and contributions (54.1%) and intangible assets depreciation (59.6%) partially offset by higher insurance premiums (55.6%).

The table below sets forth our administrative expenses by class of expense for 2003 and 2002 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2003	% of Total Administrative Expenses	Year Ended December 31, 2002	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
	(unaudited)
Payroll and social security contributions	15.2	25.6	21.6	25.1
Taxes, rates and contributions	1.7	2.9	3.7	4.2
Fees for sundry services	4.7	7.9	4.2	4.9
Insurance	4.2	7.1	2.7	3.1
Fixed assets depreciation	12.7	21.3	13.8	16.0
Intangible assets depreciation	2.1	3.5	5.2	6.0
Other administrative expenses	18.9	31.7	35.1	40.7
Total	59.5	100.0	86.3	100.0

Selling Expenses

Our selling expenses decreased by 38.4% from Ps.89.7 million during 2002 to Ps.55.3 million in 2003. This decrease was mainly due to the restatement for inflation of selling expenses for the year 2002 as well as a decrease in certain provisions such as fees for sundry services (22.6%) and advertising and publicity (16.7%), as well as the reduction in the allowance for doubtful accounts (82.0%) based on our estimates of collections compared to the year 2002.

The table below sets forth our selling expenses by class of expense for 2003 and 2002 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2003	% of Total Selling Expenses	Year Ended December 31, 2002	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
	(unaudited)
Payroll and social security contributions	14.9	26.9	16.0	17.8
Doubtful accounts	6.2	11.2	34.4	38.4
Fees for sundry services	4.1	7.4	5.3	5.9
Advertising and publicity	0.5	0.9	0.6	0.7
Bank expenses and commissions	5.0	9.1	5.6	6.2
Taxes, rates and contributions	20.9	37.8	23.4	26.1
Other selling expenses	3.7	6.7	4.4	4.9
Total	55.3	100.0	89.7	100.0

Financing and Holding Results

Our net financing and holding results totaled a gain of Ps.7.1 million during 2002 compared to a loss of Ps.685.6 million during the previous year.

This variation is mainly due to the gain recorded in the year 2003 resulting from the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system resulting from the strengthening of the Peso against the U.S. Dollar, compared to the loss recorded in the previous year due to the weakening of the Peso against the U.S. Dollar and the restatement for inflation of such loss.

Other Income and Expenses

Our other income and expenses decreased during 2003, producing a loss of Ps.1.4 million compared to a gain of Ps.1.3 million recorded during 2002 mainly due to the loss generated by material disposals.

Income Tax Expense

During the year ended December 31, 2003, we recognized income tax expense of Ps.45.9 million compared to an income tax benefit of Ps.197.5 million in 2002. This change is due to recognition of deferred income tax assets for the year 2002 (principally related to income tax loss carryforwards). These deferred income tax assets were mainly generated by our exchange losses which are deductible for income tax purposes according to the Public Emergency Law. The income tax expense recorded during the year 2003 was mainly originated by the decrease in the exchange rate and the operating income recorded during such year.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.165.1 million during the year ended December 31, 2003 and Ps.40.6 million during the previous year. This increase is mainly due to the suspension of interest payments related to our financial debt, a period-to-period increase in accounts payable, and higher decrease in trade receivables compared to the year 2002 due to higher collections.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.14.2 million during 2003 compared to Ps.20.2 million used during the previous year, representing a decrease in our investments in fixed assets under the plan we implemented to offset the negative impact on us of the current economic crisis.

Net Cash Provided by Financing Activities

During 2002, our only cash provided by financing activities was generated by our termination before its expiration of an Euro-currency swap, resulting in our receipt of Ps.51.7 million. As a consequence of the impacts of the Public Emergency Law and its decrees on the Argentine financial system and on our financial situation, there were no significant financing activities during 2003.

Results of Operations for the Years Ended December 31, 2002 and 2001

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our net sales, gross profit, operating (loss) income, (loss) income before tax and net (loss) income for each quarter of 2002 (figures are adjusted for inflation as of February 28, 2003):

	Three Months Ended				Total
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in millions of Pesos)
	(unaudited)
Net sales	229.3	178.2	219.9	120.6	748.0
Gross profit	32.4	54.2	54.9	31.4	172.9
Operating (loss) income	(15.6)	19.3	17.7	(24.5)	(3.1)
(Loss) income before tax	(1,662.6)	736.3	193.8	45.1	(687.4)
Net (loss) income	(1,080,5)	360.1	185.3	45.2	(489.9)

Net Sales

Net sales for 2001 include the accrual of Ps. 94.3 million in respect of the deferred adjustment to tariffs on the basis of the US PPI. On January 1, 2002, the US PPI adjustment of tariffs was discontinued so that net sales for 2002 do not reflect the effect of such adjustment. Additionally, our financial statements for the year ended December 31, 2001 have been restated for inflation as of February 28, 2003. While the additional reasons given below for decreases in sales to different classes of customers are important, these two events are the principal reasons for the decrease in net sales during 2002 compared to 2001. While the termination of the US PPI adjustment to tariffs affected only net sales to residential, certain commercial and CNG customers, the restatement of 2001 net sales to reflect inflation as at February 28, 2003 affected net sales to all customers.

Net sales decreased by 50.0% during 2002 to Ps.748.0 million from Ps.1,495.2 million during 2001. This reduction was mainly due to the decrease in net sales to residential customers, net sales to industrial, commercial and governmental entities and net sales to power plants, amounting to Ps.454.3 million, Ps.148.4 million and Ps.57.5 million, respectively. Moreover, net sales of CNG and liquid gas processing net sales also decreased by Ps.67.9 million and Ps.19.9 million, respectively.

Net sales to residential customers decreased by 50.5%, from Ps.918.2 million during 2001 to Ps.454.3 million in 2002. Gas volumes delivered to residential customers decreased by 2.5% during 2002 compared to the previous year, despite the fact that lower temperatures were registered in 2002 compared to 2001. While the number of our residential customers at December 31, 2002 was 0.5% above the number of our residential customers at December 31, 2001, our per capita residential consumption showed a year-to-year decline of 2.9%.

Net sales of gas and transportation and distribution services to power plants decreased during 2002 by 58.7% compared to the previous year. Volumes delivered to these customers decreased by 21.8% during 2002 compared to 2001. This decrease in volumes was caused in part by the year-to-year increase in hydroelectric power generation in most basins, which displaced generation by our power plant customers, as well as by the Argentine economic recession that caused a decrease in electricity demand during 2002 compared to the previous year. This decrease was also due in part to the fact that, although our power plant customers purchased gas from us in 2001, they purchased no gas from us in 2002, partially offset by an increase in 2002 of their purchases from us of transportation and distribution services in comparison to 2001, which services are billed at lower tariffs than the tariffs for gas sales.

Due to the lower level of economic activity in Argentina since 1999, deepened by the recent economic crisis, volumes delivered to industrial, commercial and governmental customers decreased by 2.4% during 2002 compared to the previous year. Net gas sales and transportation and distribution services to these customers decreased by 49.5% during 2002 compared to the previous year. This decrease was due in part to decreases in the volumes of sales of gas to certain customers and increases in the volumes delivered under transportation and distribution services that are billed at a lower tariff than the tariffs for gas sales.

Net sales of CNG decreased by 44.6% during 2002 compared to the previous year. Volumes of CNG delivered during 2002 increased by 3.7% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of repeated increases in the prices of competing fuels.

Gas volumes available for processing during 2002 increased by 81.8% and net sales decreased by 7.5% in comparison to 2001.

The table below sets forth our net sales by customer category for the years ended December 31, 2002 and 2001, and the percentage of net sales represented by net sales to each class of customer:
	Net Sales
	Year Ended December 31, 2002	% of Net Sales	Year Ended December 31, 2001	% of Net Sales
	(in millions of Pesos, except percentages) (unaudited)
Gas and services
Residential	454.3	60.7	918.2	61.5
Power plants	--	--	42.5	2.8
Industrial, commercial and Governmental	124.8	16.7	253.2	16.9
Compressed natural gas	67.9	9.1	122.5	8.2
Subtotal	647.0	86.5	1,336.4	89.4
Transportation and distribution Service only
Power plants	57.5	7.7	96.7	6.5
Industrial	23.6	3.1	40.6	2.7
Subtotal	81.1	10.8	137.3	9.2
Processed natural gas	19.9	2.7	21.5	1.4
Total	748.0	100.0	1,495.2	100.0

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

Operating Costs

Our operating costs totaled Ps.575.1 million during 2002, representing a 44.8% decrease from our operating costs of Ps. 1,042.7 million registered in the previous year. This decrease was primarily due to a reduction in gas purchase and transportation costs. Each category of operating costs for the year 2001 mentioned below has been restated for inflation as of December 31, 2002 and the year-to-year decreases in each such cost is principally attributable to such restatement. In addition, transportation tariffs were pesified and frozen by the Public Emergency Law while costs of gas purchased have remained stable due to the fact that they are under renegotiation. Transportation tariffs are currently being renegotiated by the gas transportation companies and the Argentine government and we are renegotiating our gas purchase contracts with our suppliers. We cannot estimate the final outcome of such renegotiations and their possible impact on us.

Our gas purchase costs decreased by 51.1% during 2002 in comparison to 2001. During 2002, we purchased 3,586.2 MMCM of gas, representing a decrease of 5.7% from the volumes purchased in 2001. This decrease in volumes purchased is mainly due to the decrease in volumes delivered to power plants and industrial, commercial and governmental customers.

Gas transportation costs decreased 48.5% from Ps.497.3 million during the year ended December 31, 2001 to Ps.256.2 million during 2002.

During 2002 and 2001, we capitalized operating costs of Ps.5.1 million and Ps.12.9 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets. The decrease was mainly due the reduction in our investments during 2002 in order to preserve cash.

The table below sets forth our operating costs by class of cost for 2002 and 2001 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2002	% of Total Operating Expenses	Year Ended December 31, 2001	% of Total Operating Expenses
	(in millions of Pesos, except percentages)
	(unaudited)
Gas supply	206.8	36.0	422.6	40.5
Gas transportation service	256.2	44.5	497.3	47.7
Fixed assets depreciation	64.5	11.2	60.3	5.8
Payroll and social security contributions	20.4	3.5	36.4	3.5
Operations and maintenance	7.4	1.3	12.5	1.2
Technical operator's fee	5.3	0.9	11.4	1.1
Sundry materials	2.2	0.4	3.7	0.3
Fees for sundry services	2.0	0.3	2.7	0.3
Other operating costs	15.4	2.7	8.7	0.8
Capitalization of operating costs	(5.1)	(0.8)	(12.9)	(1.2)
Total	575.1	100.0	1,042.7	100.0

Administrative Expenses

Our administrative expenses decreased by 20.9% from Ps. 109.2 million during 2001 to Ps.86.3 million in 2002. This decrease is due principally to the restatement for inflation of administrative expenses for the year 2001 and was partially offset by the increase in certain provisions.

The table below sets forth our administrative expenses by class of expense for 2002 and 2001 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2002	% of Total Administrative Expenses	Year Ended December 31, 2001	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
	(unaudited)
Payroll and social security contributions	21.6	25.1	36.5	33.4
Taxes, rates and contributions	3.7	4.2	11.2	10.2
Fees for sundry services	4.2	4.9	5.4	5.0
Insurance	2.7	3.1	3.4	3.1
Fixed assets depreciation	13.8	16.0	15.9	14.6
Intangible assets depreciation	5.2	6.0	11.1	10.2
Other administrative expenses	35.1	40.7	25.7	23.5
Total	86.3	100.0	109.2	100.0

Selling Expenses

Our selling expenses decreased by 22.4% from Ps.115.5 million during 2001 to Ps. 89.7 million in 2002. This decrease was mainly due to the restatement for inflation of selling expenses for the year 2001 and was partially offset by an increase in allowance for doubtful accounts.

The table below sets forth our selling expenses by class of expense for 2002 and 2001 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2002	% of Total Selling Expenses	Year Ended December 31, 2001	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
	(unaudited)
Payroll and social security contributions	16.0	17.8	28.0	24.2
Doubtful accounts	34.4	38.4	12.2	10.6
Fees for sundry services	5.3	5.9	7.5	6.6
Advertising and publicity	0.6	0.7	3.9	3.4
Bank expenses and commissions	5.6	6.2	10.6	9.1
Taxes, rates and contributions	23.4	26.1	46.3	40.1
Other selling expenses	4.4	4.9	7.0	6.0
Total	89.7	100.0	115.5	100.0

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.685.6 million during 2002 compared to a loss of Ps.56.7 million during the previous year.

This increase is principally attributable to an increase from 2001 in losses from financing and holding results generated by liabilities amounting to Ps.461.5 million, principally resulting from exchange losses generated by the effect of the devaluation of the Peso on our foreign-currency denominated financial debt with institutions outside the Argentine financial system which were partially offset by the results of exposure to inflation of our monetary liabilities. Additionally, financing and holding results generated by assets generated a loss of Ps.224.1 million for 2002 compared to income of Ps.16.8 million for 2001, principally due to the results of exposure to inflation of our monetary assets.

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

During the year ended December 31, 2002, we recognized income tax benefit of Ps.197.5 million compared to an income tax expense of Ps.61.5 million in 2001. This change is due to the recognition of a deferred tax generated by income tax loss carry forwards for the year and other deferred income tax assets generated by our exchange losses which are deductible for income tax purposes according to the Public Emergency Law. These deferred assets are net of a valuation allowance against them. According to the income tax law, the tax losses may be credited against income taxes payable in respect of the following five fiscal years.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.40.6 million during the year ended December 31, 2002 and Ps.64.4 million during the previous year. This decrease is mainly due to the restatement for inflation of net cash provided by operating activities for 2001, partially offset by the suspension of interest payments related to our financial debt, the decrease in taxes payable and the decrease in accounts receivables during 2002.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.20.2 million during 2002 compared to Ps.138.5 million used during the previous year, representing a decrease in our investments in fixed assets under the plan we implemented to offset the negative impact on us of the current crisis.

Net Cash Provided by (Used in) Financing Activities

During 2002, our only cash provided by financing activities was generated by our termination before its expiration of an Euro-currency swap, resulting in our receipt of Ps.51.7 million. We generated cash of Ps.75.7 million from financing activities during the previous year.

Differences Between Argentine GAAP and US GAAP

Our Annual Financial Statements and the information shown in this Annual Report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2003 and 2002 and net income (loss) for the years ended December 31, 2003, 2002 and 2001:

    the capitalization of certain expenses under Argentine GAAP, which are expensed under US GAAP;

    the accounting for derivatives and hedging activities;

    the effects of inflation accounting in the application of deferred tax method; and

    the accounting for the devaluation of the peso under US GAAP at December 31, 2001.

Notes 17 and 18 to our Annual Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of shareholders' equity at December 31, 2003 and 2002 and net income (loss) for the fiscal years ended December 31, 2003, 2002 and 2001. Net income (loss) under Argentine GAAP for the years ended December 31, 2003, 2002 and 2001 was approximately Ps. (10.2) million, Ps. (489.9) million and Ps. 60.3 million, respectively, as compared to approximately Ps. 38.9 million, Ps. (455.7) million and Ps. (441.1) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2003 and 2002 was Ps. 775.7 million and Ps. 786.0 million, respectively, as compared to approximately Ps. 275.6 million and Ps. 236.7 million, respectively, under US GAAP.

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

Subsequently, effective February 5, 2003, the FACPCE approved Technical Resolution No. 21, which replaced Technical Resolutions Nos. 4 and 5, providing for certain related party information to be disclosed in financial statements. On February 18, 2003, the CPCECABA approved Technical Resolution No. 21, for fiscal years beginning on or after April 1, 2003.

Net (loss) income under Argentine GAAP for the years ended December 31, 2003, 2002 and 2001 was approximately Ps. (10.2) million, Ps. (489.9) million and Ps. 60.3 million, respectively, as compared to approximately Ps. (38.9) million, Ps. (455.7) million and Ps. (441.1) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2003 and 2002 was Ps.775.7 million and Ps.786.0 million, respectively, as compared to Ps.275.6 million and Ps.236.7 respectively under US GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Financial Statements for information regarding recent accounting pronouncements under US GAAP.

      Liquidity and Capital Resources

      Debt

      As of December 31, 2003, our total financial debt, all of which was classified as short-term, amounted to Ps.1,423.9 million and our total capitalization amounted to Ps.2,199.6 million, consisting of financial debt of Ps.1,423.9 million and shareholders' equity of Ps.775.7 million. Our financial debt as a percentage of our total capitalization amounted to 64.7% as of December 31, 2003 and 64.5% as of December 31, 2002. See Note 10 to our Annual Financial Statements for information regarding our financial debt.

      On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness.

      On November 7, 2003, we publicly announced a restructuring proposal under which we solicited the consent (the "APE Solicitation") of our financial creditors to an "Acuerdo Preventivo Extrajudicial" or "APE", an out-of-court reorganization agreement which, subject to the approval of our creditors representing at least a majority of the number of our creditors and 66-2/3% of the principal of and interest on our financial debt and the subsequent approval of a reviewing court, would have the effect of restructuring all our financial debt which we do not repurchase pursuant to the APE. Our proposal offered our financial creditors two options: a cash option and a modification option. Under the cash option we offered to repurchase up to U.S.$100 million principal amount of our debt for 50% of its face value. Under the modification option we offered to modify our existing financial debt to increase it by the amount of interest accrued on such debt at the rate of 2.5% per annum from the date on which interest was paid on such debt to the date we issue such debt under the APE and to cause such debt, as so increased, to have the following terms:

      Final maturity date: 9 years from date of issue

      Amortization: 4% on the second anniversary of the date of issue, 5% on the third anniversary, 6% on the fourth anniversary, 7% on the fifth and sixth anniversaries and 8% on the seventh and eighth anniversaries

      Interest rate: 3% per annum until the second anniversary of the Date of Issue, 4% per annum from the second anniversary to the fourth anniversary, 5% per annum from the fourth anniversary to the sixth anniversary and 6% per annum thereafter

      Mandatory prepayments: Annual prepayments beginning on the second anniversary of the issue date in an amount equal to 50% of "excess cash" for the preceding calendar year

      Currency: Original currency to be maintained except that Peso-denominated financial debt will be Denominated in U.S. Dollars.

      Our APE proposal was originally scheduled to terminate on December 10, 2003. We have extended that termination date several times. The current termination date is July 1st, 2004. As of May 20, 2004, holders of our financial debt aggregating approximately U.S.$ 108,6 million, representing approximately 25% of our financial creditors, had accepted our offer.

      We have retained J.P. Morgan Securities Inc. and JP Morgan Chase Bank Buenos Aires Branch in order to advise us on such restructuring plan.

      As of December 31, 2003, following Citibank's N.A. resignation as trustee, register, authenticating agent and paying and transfer agent regarding our notes ("Negotiable Obligations") and the resignation of the Citibank N.A., Buenos Aires branch as the trustee's representative in Argentina under the Indenture Agreement dated as of September 8, 1999 and supplemental agreements, The Bank of New York was appointed as trustee, register, authenticating agent and paying and transfer agent under such Indenture and Banco de Valores S.A. was appointed as the trustee's representative in Argentina.

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

      During 2002, we maintained proactive communication with our creditors. We informed our financial creditors of our suspension of payments of interest and principal on our financial indebtedness, as described above, and we subsequently notified our financial creditors of our financial condition. In order to communicate effectively with our equity investors and financial creditors we arranged regular conference calls to update them on our general financial condition and information regarding our earnings during the year 2002. In addition, we made two extraordinary payments of accrued interest to all of our financial creditors on a pro rata basis: (i) the first for an aggregate amount of U.S.$13.8 million made on August 12, 2002 and applied to interest accrued through April 30, 2003, of which U.S.$13.2 million was delivered from the early termination of a Euro Swap Agreement and U.S.$0.6 million from internally generated funds, and (ii) the second for an aggregate amount of U.S.$12.6 million made on November 1, 2002 with the internally generated funds which were applied to interest accrued on Series A Notes to October 1, 2002, Series B Notes to September 27, 2002, Series C Notes to September 30, 2002 and other financial indebtedness to September 30, 2002.

      Should no financing alternatives be available for us or should we not succeed in our debt restructuring we will not be able to meet our financial liabilities to our financial creditors as they come due and we may be unable to continue as a going concern.

      Research and developments, patents and licenses, etc.

      Not applicable

      Trend information

      See Item 3: "Key Information-Risk Factors" and Item 4: "Information on the Company-Our History and Development-Supply of and Demand for Natural Gas" "Information on the Company-Business Overview-Tariffs" and "-Regulatory Framework".

      Off-balance sheet arrangements

      The following table sets forth a summary of our contractual obligations and commercial commitments:
	2004	2005	2006	2007	2008	2009/10
	( in thounsands of Pesos)
Power Plants Sales	192,059	253,896	278,703	278,316
Gas Purchase	302,299	413,909	450,041	178,100	49,894	99,787
Capacity of transportation	194,026	194,237	190,109	187,161	187,161	1,027,919

	2004	2005	2006	2007	2008	2009/10
	( in MMCM per day)
Power Plants Sales	12.90	12.90	12.90	12.96
Gas Purchase	15.13	15.91	15.91	6.32	2.06	4.13
Capacity of transportation	23.39	23.39	22.82	22.42	22.42	135.48
      Disclosure of Contractual Obligations

See Item 4: "Information on the Company - Business Overview - Commercial Contracts".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management.

The management of our business is vested in our Board of Directors. Our By-laws (Estatutos Sociales) provide for a Board of Directors consisting of eleven directors and the same number of alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom such alternate director is acting. Directors and alternate directors are elected at the special shareholders' meeting for each class of our stock, which is called at the same time as our annual ordinary shareholders' meeting, to serve from one to three-year renewable terms as resolved at the relevant shareholders meeting. However such elected directors and alternate directors will serve until new directors and alternate directors are elected at a special shareholders' meeting for each class of stock. The Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions".

The members of our Board of Directors as of the date of this Annual Report are set forth below.
Name	Position	Date of Appointment
Rick Lynn Waddell (a)	President	2003
Vito Sergio Camporeale (a)	Vice President	2002
Luis Augusto Domenech (a)	Director	2003
Graham John Cockroft (a)	Director	2000
Victor José Sardella (b)	Director	2000
Jorge Alberto Depino (c)	Director	2003
Marcelo Gabriel Figueroa (a)	Director	2003
Antony Seigel (a)	Director	2003
Teodoro Marcó (b)	Director	2002
Roberto Alvarez Alvarez (b)	Director	2003
Juan Carlos Fronza (b)	Director	2003
Simon Timothy Moffatt (a)	Alternate	2003
Cristián Marcaida (a)	Alternate	2002
José Daniel Rico (a)	Alternate	2002
Luis Chaparro (c)	Alternate	2003
Armando Henriques (a)	Alternate	2003
Gabriella Silvina Aguilar (a)	Alternate	2003
Cynthia Giménez Arrillaga (a)	Alternate	2003
Fernando Daniel Porta (b)	Alternate	2003
Rogelio Driollet Laspiur (b)	Alternate	2003

______

Notes:

(a) Representative of Class A shareholders.

(b) Representative of Class B shareholders.

(c) Representative of Class C shareholders.

Set forth below are brief biographical descriptions of our directors.

Rick Lynn Waddell, 44, joined us in 2003 and is president of our Board of Directors. He received a Ph.D. in International Relations from Columbia University, a Masters of Public Administration from Webster University, and a Masters of Arts from Oxford University, which he attended as a Rhodes scholar. He began his career as a combat engineer officer in the US Army, serving twelve years on active duty. After leaving active duty, he joined Wal-Mart International as Regional Logistics Manager for South America. He then joined Enron as a project developer. He subsequently held a variety of positions, including Regional Operating Officer for Enron South America and President of Enron Gas do Brasil. His responsibilities included asset management oversight for various South American pipeline and utility companies, as well as supervision of South American Regulatory Affairs. He is currently a Member of BG Group's Executive Committee and has responsibility for activities in South America. He is based in São Paulo and is responsible for all upstream and downstream activities, including Comgas in São Paulo and MetroGAS in Buenos Aires.

Vito Sergio Camporeale, 57, is vice president of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 1999 he has been Argentine Administration Director of Repsol YPF S.A. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the Controller Director for ASTRA Group.

Luis Augusto Domenech, 51, currently serves as a member of our Board of Directors. He has approximately 20 years of experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our General Director in 2002, Mr. Domenech served as our Administration and Finance Director. He has a degree in business administration from the University of Buenos Aires.

Graham John Cockroft, 41, currently serves as a member of our Board of Directors. He has a Masters of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved with the company to South America and is currently the Regional Strategy Manager of BG Group in South America. His responsibilities include asset management oversight for various South American pipeline and utility companies. He is currently on the board of Gas Argentino.

Victor José Sardella, 53, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and new projects sector of ASTRA C.A.P.S.A. Currently, he is the general manager of Pluspetrol Energy S.A.

Marcelo Gabriel Figueroa, 38, currently serves as a member of our Board of Directors. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the new business Directorate of Astra before joining us in December 1992, where he served in several operational and commercial positions.

Antony Seigel, 42, currently serves as a member of our Board of Directors. He is the Downstream Operations Manager of BG Group and has worked for BG Group for almost 25 years.

Teodoro Marcó, 33, is a member of our Board of Directors. He has a law degree from University of Buenos Aires and a master in international law from Southern Methodist University School of Law in Texas. He previously worked at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

Juan Carlos Fronza, 67, is a member of our Board of Directors. He is a mechanical engineer from Universidad de La Plata. Since 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From the period 1983-2002 he was the chief executive officer of Copetro S.A.

Roberto Alvarez Alvarez, 49, is a member of our Board of Directors. He is a business administration graduate of Universidad Católica Argentina. He was a member of the management committee of Banco Caudal from 1989 to 1996. He is a member of the Board of Directors of Aldazábal Sociedad de Bolsa and Mapfre Seguros de Vida S.A.

Jorge Alberto Depino, 44, is a member of our Board of Directors. He is a mechanical engineering from 1981 to 1992 he worked for Gas del Estado S.E. For the period 1992- 2002 he was working in MetroGAS S.A. in the operations area. He now works in Estudio Grana.

Simon Timothy Moffatt, 42, currently serves as a member of our Board of Directors. He has a degree in Economics & Accounting from Bristol University and is a member of the Institute of Chartered Accountants in England & Wales. After eight years in private practice and the financial services industry, he moved to BG Group in 1992. He is currently Regional Finance Manager for BG Group's South America region and lives in São Paulo, Brazil.

Cristián Marcaida, 36, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a master's degree in business administration at the IAE. Currently he works in the business development area of BG Group Argentina.

José Daniel Rico, 51, is an alternate member of our Board of Directors. He is a law graduate of Salvador University. He specializes in company law. For the period 1986 to 1993, he worked as Legal Matters manager in IMPSA and was a principal lawyer in Astra Holding from 1993 to 1999. From 2000 to 2001, he resided in Spain, where he worked for Repsol S.A. as a supervisor of legal matters in Brazil, Chile, Ecuador and Perú, and advised the international downstream business area. Currently he is the legal manager of the refinery, marketing, chemistry and electricity areas of YPF.

Armando Henriques, 47, is an alternate member of our Board of Directors. He has a degree in chemical engineering from de Military Institute of Engenharia. He has a master's degree in Business Administration from University Federal of Rio de Janeiro. He is the Regional Commercial Manager (South America) of BG Group.

Gabriela Silvina Aguilar, 38, is an alternate member of our Board of Directors. She has a degree in Foreign Trade and Business Administration. Also, she has a master's degree in Business Administration from the Business Development Institute in Argentina and a degree in Natural Gas Management from Oxford University. She has been working for British Gas Argentina in the business development area and previously, she worked for Enron International as Regional Gas Marketing Manager.

Cynthia Giménez Arrillaga, 37, is an alternate member of our Board of Directors. She is a Certified Public Accountant and has also a Business Administration degree from the University of Buenos Aires. She has been working in BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000, and recently she has been appointed to the position of Office General Manager for Argentina. Previously, she worked at Price Waterhouse & Co., Buenos Aires, Argentina, from June, 1998 to April, 2000.

Fernando Daniel Porta, 42, is an alternate member of our Board of Directors. He is an industrial engineer from University of Buenos Aires and has a post graduate degree in business administration from the Technological Institute in Buenos Aires. He worked in the Direction of Economic Planning in ALUAR SA and in the Direction of New Business in ASTRA CAPSA. He is working for Repsol-YPF in the Direction of Affiliate Companies LAM and he manages the Company's Electric Business.

Rogelio Driollet Laspiur, 50, is an alternate member of our Board of Directors. He is a lawyer and a graduate of the University of Buenos Aires. He has been working in YPF SA as Corporate Business Manager since April 2001. He worked in Eg3 S.A., Eg3 Red S.A. and Eg3 Asfaltos as Managing Lawyer between 1994 and 2001. During 2000 he was Director of Astra CAPSA.

Luis Chaparro, 38, is an alternate member of our Board of Directors. He used to be an employee at MetroGAS. He was previously employed by Gas del Estado.

Officers

Set forth below is a list of our principal executive officers at December 31, 2003. All of our executive officers are residents of Argentina.
Name	Position
Luis Domenech	General Director
Marcelo Figueroa	Operations Director
Enrique Barruti	Human Resources Director
Fernando Aceiro	Commercial Director
Roberto Brandt	Corporate Affairs Director
Eduardo Villegas Contte	Administration and Finance Director
Juan Pablo Mirazón	Internal Auditor Director

Luis Augusto Domenech. See Item 6: "-Directors and Senior Management- Directors". Mr. Domenech ceased being our General Director on April 12, 2004 when he was named the General Director of Comgas S.A.

Marcelo Figueroa, 38, was appointed to his current position as Operations Director in 2002. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the new business Directorate of Astra before joining us in December 1992, where he served in several operational and commercial positions.

Enrique Barruti, 56, was appointed to his current position as Human Resources Director in 1997. He has more than 20 years of local and international experience in human resources and has worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University. Mr. Barruti holds a degree in economics.

Fernando Aceiro, 39, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Católica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

Roberto Brandt, 48, was appointed to his position as Corporate Affairs Director in 2000. He is an economics graduate of the University of Buenos Aires and has a master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and price chief of YPF, an advisor to the Argentine Energy Secretary and a consultant regarding domestic and international oil, gas and electricity issues. Mr. Brandt was named our General Director on April 12, 2004.

Eduardo Villegas Contte, 48, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

Juan Pablo Mirazón, 37, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

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

The members and the alternate members of the Supervisory Committee as of the date of this Annual Report are set forth below:
Name	Position	Profession
Miguel Angel Urus	Member	Accountant
Jorge San Martín	Member	Accountant
Oscar Alberto Oroná	Member	Attorney
Daniel Alejandro López Lado	Alternate	Accountant
Alejandro Pablo Frechou	Alternate	Accountant
Eduardo Raúl Germino	Alternate	Accountant

Miguel Angel Urus, 38, is a public accountant and holds a degree in business administration. Since 1987, he has held various positions at Price Waterhouse & Co., Buenos Aires, Argentina, where he joined the technical committee of Accountancy and Auditing. Currently he is a partner at Price Waterhouse & Co., Buenos Aires, Argentina.

Jorge Alberto San Martín, 49, is a public accounting graduate of University of Belgrano. Since 1983, he has held several positions at Price Waterhouse & Co., Buenos Aires, Argentina, as an expert in the tax area and specialized in oil and gas, manufacturing and companies that render services. Currently he is a partner at Price Waterhouse & Co., Buenos Aires, Argentina.

Oscar Alberto Oroná, 57, is the Legal Affairs Manager of the petroleum and gas division of YPF. Mr. Oroná holds a law degree from University of Belgrano.

Daniel Alejandro López Lado, 42, is a public accountant. Since 1983 he has held various positions at Price Waterhouse & Co., Buenos Aires, Argentina. Currently he is a partner at Price Waterhouse & Co., Buenos Aires, Argentina.

Alejandro Pablo Frechou, 45, is an accountant. Since 1980 he has worked for several companies in the auditing area and has experience in oil, iron and communications companies. Currently he is a partner at Price Waterhouse & Co., Buenos Aires, Argentina.

Eduardo Raúl Germino, 46, is a public accounting graduate of University of Buenos Aires, specializing in the tax area. From 1987 to 1991 he worked in Astra Evangelista as a tax chief. From 1991 to 2000 he worked at Astra C.A.P.S.A. as a tax chief. Currently he is the tax manager at YPF.

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

In light of developments in local regulations and American law concerning corporate governance, our Board of Directors established on May 7, 2004 an Audit Committee consisting of three directors. The role of the interim Audit Committee is (1) to maintain a suitable system of controls; (2) to monitor risk management activities; (3) to monitor compliance with law and regulations; (4) to review our accounting information and oversee compliance with generally accepted accounting principles; (5) to supervise internal audit activities; (6) to monitor the external audit process; and (7) to supervise behavior to insure that it is ethical.

The Board of Directors appoints the members of the Audit Committee and may increase or reduce the number of its members. The members' duties may not be delegated.

The members of the Audit Committee are Juan Carlos Fronza, Roberto Álvarez Álvarez and Vito Sergio Camporeale.

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

Teodoro Miguel Marco	Lawyer	YPF S.A.	Gas and LPG Manager in the Legal Department of YPF S.A.
Victor José Sardella	Industrial Engineer	Pluspetrol Energy S.A.; Dock Sud.; Central Dock Sud. S.A.; Inversora Dock Sud. S.A.; GASA	General Manager of Pluspetrol Energy S.A. Director of Central Dock Sud S.A., Vice President of central Dock Sud S.A. Director of Inversora Dock Sud S.A. Director of GASA S.A.
Roberto Alvarez Álvarez	Business Administration	Aldazábal y Cía. S.A: Soc. de Bolsa Mapfre Argentina Seguros de Vida S.A.	Member of the Board of Directors Member of the Board of Directors
Juan Carlos Fronza	Mechanical Engineer	______	______
Jorge Alberto Depino	Mechanical Engineer	--------------------------------	--------------------------------
Armando Henriques	Chemical Engineer	BG Group (South America); Gasoducto Cruz del Sur; COMGAS TBG.	Regional Commercial Manager of BG Group (South America). President of the Board of Gasoducto Cruz del Sur. Board Member of COMGAS and TBG.
Cristian Marcaida	Mechanical Engineer	BG Group Argentina	Business Development in BG Argentina

Gabriela Silvina Aguilar	Business Administrator and Foreign Trade	BG Group Argentina	Business Development Area in BG Argentina
Cynthia Giménez Arrillaga	Business Administrator and Public Accountant	BG Group; BG Group Argentina	Finance and Administration Manager of BG Group, Office General Manager for BG Argentina
Simon Timothy Moffatt	Accountant	ComGas Conselho Fiscal	Member of ComGas Conselho Fiscal
José Daniel Rico	Lawyer	YPF S.A.	Legal Manager of Refinery, Marketing, Chemistry and Electricity areas in YPF S.A..
Fernando Daniel Porta	Engineer	GASA; MEGA SA.; Inversora Dock Sud SA. Central Dock Sud SA.	Alternate Director of GASA and MEGA SA. Director of Inversora Dock Sud SA. and Central Dock Sud SA.
Rogelio Driollet Laspiur	Lawyer	YPF S.A.	Corporate Business Manager in YPF
Luis Chaparro	Technician	XEROX	Employee

Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2003, the aggregate compensation of all directors, alternate directors and executive officers paid or accrued in that year for services in all capacities was approximately Ps. 2.5, million including the amount reserved to provide for pension, retirement or similar benefits.

Board Practices

Our Board of Directors' duties and responsibilities are established by Argentine law and our By-Laws.

Our Board of Directors is comprised of a minimum of eleven directors and alternate directors. The directors and alternate directors serve from one to three-year renewable terms, as resolved at the relevant shareholders meeting and are elected at special shareholders' meetings held in conjunction with our annual ordinary shareholders' meeting. The Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

We also have a Supervisory Committee that oversees our management. See Item 6: "-Directors and Senior Management-Supervisory Committee".

No director or principal executive officer has entered into an employment agreement with us.

Employees

As December 31,2003, we had 987 full-time employees and four temporary employees, a reduction of approximately 50% from Takeover Date.

The following table sets forth the number of employees at December 31,2003 by department:

Number of Employees at

Department December 31,2003

General Directorate ----------- 47

Operations --------------- 409

Human Resources ------------ 56

Commercial --------------. 372

Corporate Affairs ------------ 14

Administration & Finance --------- 89

Total -----------------. 987

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

As of December 28, 1992, approximately 90% of our employees belonged to one of three unions, covering workers, supervisors and managers. Due to the "public service" nature of service and as contemplated by Labor Reform Law (Law No. 25.250), we have agreed with Sindicato Capital, a union that represents all of our non-supervisory employees who belong to a union, that its members will render at least the minimum level of services required to prevent the interruption of our service. As December 31, 2003, approximately 32.3 % of our employees were affiliated with Sindicato Capital, approximately 0.1 % were affiliated with Asociación del Personal Jerárquico ("APJ"), approximately 0.2 % were affiliated with Unión Personal Superior ("UPS") and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2003, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future. We cannot predict the effects of any such potential conflicts.

Share Ownership

As of the date of this Annual Report, Jorge Alberto Depino, one of our directors, owned a total of 91,187 Class C Shares and Luis Chaparro, one of our alternate directors, owned a total of 91,187 Class C Shares. This share ownership represents less than 1% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. Major Shareholders.

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
Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

The table below sets forth our shareholders and their respective shareholdings as of December 31, 2003.
Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares

Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V------	B	38,941,720	17.5%	6.8%
Private Investors	B	74,892,522	33.7%	13.2%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208		100.0%

_____

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

Shares in Gas Argentino as of December 31, 2003 were held as follows:
____Shareholder____	Percentage of Outstanding Common Shares of Gas Argentino___	Indirect Percentage Interest in _____MetroGAS____

BGI	54.67%	38.27%
YPF	45.33%	31.73%
Total	100.00%	70.00%

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

Shares Held and Number of Record Holders in Host Country

The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2003 was as follows:
__________Country____________	_____________Class____________	___________Amount_____________

Argentina	A	290,277,316(a)
	B	169,117,440(b)
	C	56,917,121
Other countries	B	52,859,331

______

Notes:

(a) Held by Gas Argentino.
(b) 108,142,529 of these Class B shares are held by Gas Argentino.

As of December 31, 2003, the number of record holders of our stock in Argentina was 980 and in other countries was 63.

B. Related Party Transactions

We have a number of technical and related agreements with BG Group. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps.4.4 million, Ps.5.3 million and Ps.11.4 million under the Technical Assistance Agreement during the years ended December 31, 2003, 2002 and 2001, respectively. In addition, we reimbursed BG Group and its subsidiaries approximately Ps.1.1 million, Ps.4.4 million and Ps.3.0 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2003, 2002 and 2001, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the year 2003 and under the terms of a Manpower Supply Agreement between us and BG Group for the years 2002 and 2001. BG Group, through BGI, indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement". We have purchased gas from YPF in the ordinary course of our business. YPF owned 45.33% of the capital stock of Gas Argentino as of December 31, 2003. We accrued approximately Ps.85.0 million, Ps.48.0 million and Ps. 84.4 during the years ended December 31, 2003, 2002 and 2001, respectively, for gas purchases from YPF.

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

Additionally, during the years ended December 31, 2003, 2002 and 2001 we accrued expenses related to certain transportation contracts with Gas Natural BAN S.A., indirectly related to YPF amounting to approximately Ps.11.1 million, Ps.17.4 million and Ps.29.1 million, respectively. As of December 31, 2003, 2002 and 2001 we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to YPF, for approximately Ps.1.1 million, Ps.1.9 million and Ps. 0.2 million, respectively.

We supplied gas and transportation and distribution services of approximately Ps.1.6 million, Ps.2.3 million and Ps.4.5 million during the years ended December 31, 2003, 2002 and 2001, respectively, to companies directly or indirectly related to YPF, including Central Dock Sud S.A., YPF S.A., YPF Gas S.A., Gas Natural BAN S.A. and Operadora de Estaciones de Servicio S.A.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our Annual Financial Statements are filed as part of this Annual Report.

B. Legal Proceedings

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

Stamp Tax

We may be subject to certain liabilities arising out of stamp tax claims

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

On January 26, 2000, the tax authorities of the Province of Neuquén informed us that we are liable for stamp taxes for up to Ps.14.5 million with respect to Tacit Acceptance Contracts executed by us and gas companies after the privatization of Gas del Estado. On April 4, 2001, the tax authorities of the Province of Neuquén notified us of the final determination with respect to contracts transferred by Gas del Estado to us and entered into before the privatization of Gas del Estado, of which we are allegedly liable for an amount of Ps.48.1 million (including fines and interest). Additionally, the Province of Neuquén asserted that we are liable for stamp taxes of Ps.23.8 million (including fines and interest) in respect of transportation contracts entered into after the privatization of Gas del Estado.

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

On September 18, 2003 the tax authorities of the Province of Neuquén notified us of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total y Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree 786/98. Furthermore, Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from us to Pecom.

On November 19 we requested an injunction as part of the request for declaratory judgment we have filed in November 1999 related to gas contracts.

On March 31, 2004 the CSJN sustained the injunction brought by us and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

We believe that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (a) that contain an offer and an express acceptance by the other party in the same document, or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

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

On January 26, 2001, ENARGAS informed us that, in the case of the study, revision and inspection of works in public spaces levy, we would have to demonstrate the impact of the changes on end-user prices, whereas, in the case of the occupancy of public space levy, we would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the users of the jurisdiction in which these changes were introduced.

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

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps.16.3 million, payable by us on May 31, 2003. We filed an administrative appeal against this claim. In addition, we gave notice to ENARGAS as a first step to requesting inclusion of any amounts we are required to pay as a result of these claims in the tariff paid by our users in the City of Buenos Aires.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for the month of May 2003 in the amount of $ 0.08 million . We filed an administrative appeal against this claim. Furthermore, we received new claims for the study, revision and inspection of work in public spaces levy for the months of July, August, September and October 2003 in the amount of approximately $ 0.334 million. We are initiating an administrative proceeding against these claims.

On February 27, 2004, the GCBA claimed the payment of the Occupancy Rate for the period from 2003 3o. and 4o. quarter to 2004 1o.quarter in the total amount of Ps.1.8 million, payable by MG by March 31, 2004. We filed an administrative appeal against this claim

We have consistently denied the legal validity of the occupancy of public space levy and insisted that the amount applicable for the study, revision and inspection of works levy should be the one established in the SWA which we paid regularly.

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

On December 3, 2002, Decree No. 2442/02 was published to provide that, for years ended after the date of publication, we may deduct as a bad debt a debt not exceeding an amount (subsequently set by AFIP at Ps. 1,500) if it has remained unpaid for 180 days, notice of non-payment had been served on the debtor and the debtor's service had been disconnected or we have otherwise ceased to provide service to the debtor.

On December 3, 2002, executive order 2,442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1,457 of AFIP was published, establishing the amount in $ 1,500.

According to the above mentioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse.

Nevertheless, on September 11, 2003 we were notified of a court order issued at the request of the AFIP informing the attachment of certain of MetroGAS' real properties in the City of Buenos Aires for approximately $ 6.9 millions. This circumstance was registered on November 26, 2002 at the corresponding registry. As of March 31, 2004, the total net book value of the attached fixed assets amounted to $ 46,759 thousand.

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

We have paid the following aggregate dividends for the respective fiscal years:

  Fiscal year 2001: Ps.100.3 million (adjusted for inflation as of February 28, 2003) were paid in cash
  Fiscal year 2002: no dividends were paid
  Fiscal year 2003: no dividends were paid

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

On November 6, 2002, our Board of Directors approved a legal reserve of up to Ps.3.0 million (adjusted for inflation as of February 28, 2003), which represents 5% of our 2001 net income of Ps.60,3 million (adjusted for inflation as of February 28, 2003). As the unappropriated retained earnings could not absorb the legal reserve, and, as described above, in view of the fact that the interim dividend distributed constitutes a dividend paid in advance of net income for the year 2001, the Board of Directors approved the transfer of the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The ordinary and extraordinary shareholders meeting held on April 29, 2003 ratified this action.

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

C. Significant Changes

Executive Decrees No. 180/2004 and 181/2004 enacted on February 12, 2004 by the Argentine government (collectively the "Decrees") modify the existing regulatory framework that applies to gas distribution companies, including us. However, the interpretation and application of the amendments effected through the Decrees and their impact on us is uncertain since regulations that will govern the amendments are yet to be developed by the Ministry of Federal Planning and the Secretary of Energy, which forms part of the Federal Planning Ministry, which are responsible for the implementation of the Decrees. See Item 4: "Information of the Company - Business Overview - Regulatory Framework - New Regulations".

On April 2, 2004, the Secretary of Energy and a large number of natural gas producers executed an agreement (the "2004 Agreement") to set the price of natural gas at the transportation system entry point ("TSEP") through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreements established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated. During May and June 2004, we renegotiated all but one of these contracts. See Item 4: "Information of the Company - Business Overview- Commercial Contracts - Current Gas Purchase Contracts".

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

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

	High	Low
1999:	10.063	7.563
2000:	9.690	8.060
2001:	8.980	4.500
2002:	7.000	0.800
2002:	7.760	1.490

2002:
First Quarter	7.00	3.12
Second Quarter	3.30	1.30
Third Quarter	1.58	0.80
Fourth Quarter	1.70	0.80

2003:
First Quarter	2.64	1.49
Second Quarter	3.90	2.95
Third Quarter	4.90	3.00
Fourth Quarter	7.76	3.44

Recent Six Months
December 2003	7.76	4.69
January 2004	7.22	6.00
February 2004	5.90	5.45
March 2004	5.71	5.23
April 2004	5.46	4.90
May 2004	4.81	3.65
June 1 through June 23, 2004	3.97	3.60

On March 31, 2004, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$5.35. On March 31, 2004, there were approximately 1,132,172 ADSs outstanding and approximately 42 holders of ADSs. Such ADSs represented approximately 5.1% of the total number of issued and outstanding Class B Shares as of Marh 31, 2004.

Class B Shares

The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR". The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:
	High	Low
1999:	1.00	0.77
2000:	0.96	0.80
2001:	0.88	0.46
2002:	1.10	0.32
2003:	2.15	0.54

2002:
First Quarter	1.10	0.68
Second Quarter	0.85	0.57
Third Quarter	0.57	0.32
Fourth Quarter	0.62	0.34

2003:
First Quarter	0.82	0.54
Second Quarter	1.13	0.87
Third Quarter	1.47	0.90
Fourth Quarter	2.15	1.01

Recent Six Months
December 2003	2.15	1.38
January 2004	2.15	1.85
February 2004	1.85	1.60
March 2004	1.70	1.50
April 2004	1.61	1.38
May 2004	1.35	1.08
June 1 through June 23, 2004	1.20	1.05

On March 31, 2004, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.60 per share. On March 31, 2004, there were approximately 1121 holders of Class B Shares in Argentina.

B. Plan of Distribution.

Not Applicable.

C. Markets.

The Argentine Securities Market

There are 13 securities exchanges in Argentina, seven of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, La Plata, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades in Argentina are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2003 was approximately U.S.$28.8 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2003, the market capitalization of shares of the 99 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately U.S.$185.1 billion compared to U.S.$103.3 billion on December 31, 2002. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A. (the "Buenos Aires Stock Market") affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the "MAE" or the "OTC Market"), an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

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

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. each business day of the year.

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

Certain information regarding the Argentine securities market is set forth in the table below:
	2003	2002	2001	2000	1999
Market capitalization (U.S. $ billions)	185.1	103.3	192.5	165.8	83.9
Annual volume (U.S. $ millions)	2,889	1,272	6,969	9,670	12,687
Average daily trading volume (U.S. $ millions)		5.1	34.8	90.4	201.1
Number of listed companies	99	107	113	121	114

Source: Buenos Aires Stock Market.

D. Selling Shareholders.

Not Applicable.

E. Dilution.

Not Applicable.

F. Expenses of Issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of December 31, 2003, our capital stock amounted to Ps.569,171,000, all of which is fully subscribed, registered and paid-in.

The shareholders' extraordinary meeting held on March 12, 1997 approved the capital increase to Ps.569,171,000. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered on the Public Registry of Commerce on September 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos

Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2003	569,171
      Memorandum and Articles of Association

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

Corporate Governance

We are principally governed by three separate bodies: our shareholders, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Decree 677/01 and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. The appointment of the members of the Audit Committee was made on May 7, 2004. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

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

Board of Directors

The current Board of Directors is made up of eleven directors and nine alternate directors. Members of the Board of Directors are appointed by the annual ordinary meeting of shareholders and are elected for a period of one to three fiscal years, at the end of which they may be re-elected or replaced.

Our By-Laws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders elect six directors and six alternate directors. The Class B shareholders must elect four directors and four alternate directors. Class A and Class B shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of both share classes.

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

Recent Amendments to the Company's by-laws

In a Shareholders Meeting held on April 29, 2003, an amendment to our by-laws was approved. The amendment added two new clauses, (i) article 6 bis stating that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26 which permits meetings of the Board of Directors and shareholders meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and Shareholders may participate externally and increased the number of members of the Board of Directors from 7 to 9 amending article 20 to reflect that change.

In the Shreholders Meeting held on December 10, 2003 a new amendment to article 20 of the by-laws was approved that increased the number of the members of the Board of Directors from 9 to 11 and allows the shareholders to elect these directors for renewable terms of one to three years.

C. Material Contracts.

See Item 19: "Exhibits - Exhibit No. 4.1 Gas Purchase Contracts".

D. Exchange Controls.

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

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and had eliminated exchange controls. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine government announced an economic reform plan known as the Convertibility Plan which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociación Latinoamericana de Integración, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

On January 6, 2002, the Public Emergency Law, enacted by the Congress (i) repealed the Ps.1 to U.S.$1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

Beginning in early December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified since they were first enacted and which applied to us, have, in many cases, been lifted. Currently, local companies may, without the Argentine Central Bank's approval: (a) transfer funds abroad for the payment of interest when due (or up to 15 days in advance of the due date) and redeem interest in the context of a restructuring process, and (b) transfer funds abroad for the payment of principal at maturity (or up to 15 days in advance of the due date) and redeem principal in the context of a restructuring process, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid, and (y) the new terms and conditions of the restructured debt, including the amounts prepaid, do not result in an increase of the present value of the entire debt. The present value is to be calculated based on the implied interest rate for U.S. Dollar forward transactions in regulated markets. Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements.

E. Taxation

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

Capital gains derived by entities organized in Argentina and foreign entities having a permanent establishment in Argentina from the sale, exchange or other disposition of the ADSs or Class B Shares are subject to a 35% Argentine income tax.

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

Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and 0.6% tax on each credit. Thirty-four percent of the amounts paid under this tax will be creditable to the income tax liability or presumptive minimum income tax liability of the account owner.

United States Federal Income Taxes

The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Securities provides general information only, and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of a Security. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of our voting stock, persons liable for the alternative minimum tax, financial institutions, persons holding Securities as a hedge or hedged against currency risk, as a position in a "straddle" for tax purposes, as part of a "synthetic security" or other integrated investment comprised of a Class B Shares and one or more other investments, or United States persons (as defined below) whose functional currency is other than the U.S. Dollar. This summary is limited to investors who hold Securities as capital assets. The United States federal income tax consequences of purchasing, holding or disposing of a particular Security will depend, in part, on the particular terms of such Security as set forth in the applicable prospectus or offering circular. This summary does not discuss any tax consequences arising under the laws of any state, local or non-US tax jurisdictions.

For purposes of the following discussion, "United States person" means an individual who is a citizen or resident alien of the United States; a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate that is subject to United States federal income taxation without regard to the source of its income; or a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Securities that is a partnership and partners in such partnership should consult their tax advisors. "US Holder" means a holder of a Security who is a beneficial owner of such Security and who is a United States person. A "non-US holder" is a holder of a Security who is a beneficial owner of such Security but who is neither a United States person nor a partnership.

Additional Tax Considerations Relating to ADSs or Class B Shares

In general, for United States federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Class B Shares represented by those ADSs.

Distributions. To the extent paid out of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes ("earnings and profits"), distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a US Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the US Holder, in the case of Class B Shares and generally will be treated as passive income or, in the case of certain US Holders, as financial services income under the foreign tax credit limitations of the United States Internal Revenue Code of 1986 (the "Code"). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate, as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the US Holder's tax basis in the ADSs or Class B Shares and thereafter as capital gains.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

In the case of dividends made in Pesos, the amount includible in the income of a U.S. holder as a dividend will be calculated with reference to the U.S. Dollar value of the Pesos at the spot rate in effect on the date of receipt by the Depositary in the case of ADSs or the US Holders, in the case of the Class B Shares regardless of whether the payment is in fact converted into U.S. Dollars. Such Pesos will have a tax basis equal to the U.S. Dollar value thereof determined at the spot rate on the date the dividend is included in income by the US Holder. Currency exchange gain or loss, if any, recognized by a US Holder on the conversion of Pesos into U.S. Dollars will be United States source ordinary income or loss to such Holder.

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

Sale, Exchange or Other Disposition of ADSs or Class B Shares. Gain or loss realized by a US Holder on the taxable sale or other disposition of ADSs or Class B Shares generally will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the US Holder's tax basis in the ADSs or Class B Shares. Capital gains of certain non-corporate US Holders from the sale or other disposition of ADSs or Class B Shares held more than one year may be eligible for various reduced rates of taxation; for example, for capital assets held for over one year and sold or exchanged on or after May 2, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of a capital loss realized on the sale or other disposition of ADSs or Class B Shares is subject to limitations. US Holders are advised to consult their own tax advisors about the capital gain and loss provisions that may be relevant to their particular circumstances. Any gain and loss recognized by a US Holder in respect of the sale or other disposition of ADSs or Class B Shares generally will be treated as derived from US sources for foreign tax credit purposes.

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

Passive Foreign Investment Company Considerations

We believe that we will not be treated as a PFIC for United States federal income tax purposes for the current taxable year and we expect to continue our operations in such a manner that we will not be a PFIC for our 2004 taxable year. However, this is a factual determination of items discussed above that must be made after the close of each taxable year and therefore is subject to change. We would be a PFIC if for any taxable year either (1) 75% or more of our gross income consists of some specified types of "passive" income, such as dividends, interest, rents and royalties, or (2) the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. If we were to become a PFIC for any taxable year during which a US Holder owned the Class B Shares or ADSs, such US Holder (1) would be subject to additional taxes on certain distributions received from us and on any gain realized upon the sale or other dispositions of the Class B Shares or ADSs, as the case may be, unless the US Holder made a mitigating tax election if available; (2) would be required to file an annual information return describing the distributions received from us and any gain realized upon the disposition of a beneficial interest in us; and (3) as discussed above, would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. US Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the Class B Shares or ADSs.

Backup Withholding and Information Reporting

Information reporting requirements will apply to dividends in respect of the Class B Shares or ADSs or the proceeds received upon the sale, exchange or other disposition of the Class B Shares or ADSs paid within the United States (and, in certain cases, outside the United States) to US Holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the US Holder or non US holder fails to provide an accurate taxpayer identification number and/or comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a US Holder or non-US holder may be claimed as a credit against the United States federal income tax liability of such holder if such Holder provides certain information to the IRS.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF CLASS B SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

F. Dividends and Paying Agents

See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy".

G. Statement by Experts

Not Applicable.

H. Documents on Display

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

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Argentine Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps. 1.00 per U.S.$ 1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the US PPI.

In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to U.S. $1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,353.3 million and 1,357.1 million at December 31, 2003 and 2002 respectively from Ps. 424.9 million at December 31, 2001 before adjustment for inflation.

Our foreign exchange net gain (losses) during 2003, 2002 and 2001 were Ps. 115.5 million, Ps. (467.9) million and Ps.11.8 million, respectively.

The table below presents principal cash flows and related weighted average interest rates at scheduled maturity dates of principal amounts and accrued interest as of December 31, 2003 translated into Pesos at the rate used herein as of such date (Ps.2.935 per U.S. Dollar).
	Past Due	2003	2004	2005	Total	Fair Value
Financial Debt	(in thousands of Pesos)
U.S. Dollars	911.168			-	911.168	555.812
Fixed rate	9.875%
Average interest rate(1)	7.473%
Euros	442.138	-	-	-	442.138	260.861
Fixed rate	7.375%
Average interest rate (1)	-

______

Notes:

(1) Average interest rate is computed based on the weighted average using the last reset rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not Applicable

B. Warrants and Rights.

Not Applicable.

C. Other Securities.

Not Applicable.

D. American Depositary Receipts.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

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

At the request of our creditors, we launched a debt restructuring plan prior to completion of the renegotiation of our tariffs with the Argentine Government. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, an the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License" for a description of our debt restructuring plan. We can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us.

We have retained J.P. Morgan Securities Inc. and JP Morgan Chase Bank Buenos Aires Branch in order to assist us with the development of such restructuring plan.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the above-mentioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

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

ITEM 15. CONTROLS AND PROCEDURES

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

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

Our board of directors has determined that member of our Audit and Control Committee meets the requirements of an "audit committee financial expert", as defined by the SEC.

ITEM 16.B CODE OF ETHICS

We currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions that complies with the requirements of U.S. and Argentine law. See Item 19: "Exhibits - Exhibit No. 11 Code of Ethics".

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co., Buenos Aires, Argentina acted as our independent auditor for the years 2003 and 2002. The table below sets forth the fees for services performed by Price Waterhouse & Co., Buenos Aires, Argentina in the years 2003 and 2002 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts.
	Year Ended December 31
	2003	2002
	(in Pesos)
Audit Fees	393,559	238,294
Audit-Related Fees	187,257	63,129
Tax Fees	30,000	27,500
Other Fees	12,480	28,100
Total	623,296	357,023

Audit

Audit fees are fees agreed upon with Price Waterhouse & Co., Buenos Aires, Argentina for the years 2003 and 2002 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2003 and 2002 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la República Argentina, AFIP, etc.).

Tax Fees

Tax fees in 2003 and 2002 were related to services agreed-upon for tax compliance.

Other Fees

Other fees in 2003 and 2002 were related to the assistance in the update of an economical and tariff model.

Our Board of Directors has established a policy of pre-approval of audit and permissible non-audit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

(1) Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services:

-

External audit and related services: These services are inherent to the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee on an annual basis.

-

Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved.

-

Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors, but are not related to external audit services or services with regard to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for its approval for an audit job to be rendered to us for which the quoting of professional services is required. For this purpose, the Audit Committee shall pre-approve such services or the pre-approval shall be required from the Director appointed for that purpose.

Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

(2) Extension of the policy and approval intervals: This policy applies to us and the changes introduced to applicable regulations shall determine the need to review it on an annual basis or at certain required periods in accordance with such changes.

(3) Responsibility: the Audit Committee or the Board of Directors bear the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence.

(4) Reporting Duties: Upon the implementation of this policy, Price Waterhouse & Co or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Price Waterhouse & Co or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5) Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6) Approval of services: external auditing and other related services and tax services were pre-approved by the Board of Directors in detail.

ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III
    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-56.

    EXHIBITS

Exhibit No. Description

1.1 English translation of the By-laws of MetroGAS S.A., as amended, and incorporated by reference in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

4.1 Gas Purchase Contract dated as of June 3, 2004 between MetroGAS S.A. and Panamerican Sur S.R.L.

4.2 Gas Purchase Contract dated as of January 8, 1999 among MetroGAS S.A. and Total Austral S.A. and Pan American Energy LLC (Argentine Branch).

4.3 Gas Purchase Contract dated as of May 28, 2004 between MetroGAS S.A. and Wintershall Energía S.A.

4.4 Gas Purchase Contract dated as of June 4, 2004 between MetroGAS S.A. and Wintershall Energía S.A.

4.5 Gas Purchase Contract dated as of May 11, 2004 between MetroGAS S.A. and Total Austral S.A.

11 Code of Ethics.

12.1 Section 302 Certification of the Chief Executive Officer.

12.2 Section 302 Certification of the Chief Financial Officer.

13.1 Section 906 Certification of Chief Executive Officer.

13.2 Section 906 Certification of Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By:

Name: Roberto Brandt

Title: Chief Executive Officer

Date: June 25, 2004

METROGAS S.A.

Ps.: Argentine pesos

US$: U. S. dollars

REPORT OF INDEPENDENT Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying balance sheets of MetroGAS S.A. at December 31, 2003 and 2002, and the related statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Notes 3.3 and 3.4. e), the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores ("CNV"). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

In our opinion, except for the effects of the matters described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2, the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine peso, circumstances that led the Company to announce on March 25, 2002 the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 17 and 18 to the financial statements.

Price Waterhouse & Co.

Miguel A. Urus (Partner)

Buenos Aires, Argentina

March 3, 2004

METROGAS S.A.

	December 31,		
	2003	2002	2001
	Thousands of Ps.		
Cash from operating activities			
Net (loss) income for the year	(10,246)	(489,910)	60,311
Interest expense accrued during the year	105,971	119,626	69,949
Income tax accrued during the year	45,907	(197,509)	35,835
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation of fixed assets	79,653	78,288	76,159
Amortization of intangible assets	2,057	5,157	11,115
Net book value of fixed assets retired	3,622	17,656	8,299
Allowance for doubtful accounts	6,187	34,449	12,236
Allowance for inventory obsolescence	401	220	1,309
Contingencies reserve	1,677	-	69
Materials consumed	16,456	1,384	2,300
Financial cost tax	-	(98)	(988)
Financial, holding and exposure to inflation results (not providing or using funds)	5,130	39,535	-
Exchange losses	(115,462)	508,747	-
Changes in assets and liabilities			
Trade receivables	26,547	11,349	(19,728)
Other receivables	(5,726)	10,779	(28,400)
Inventories	(1,441)	(1,420)	(1,017)
Accounts payable and related companies	9,829	(11,702)	(13,795)
Payroll and social security payable	555	(3,813)	2,514
Taxes payable	(2,038)	10,708	1,184
Other liabilities	4,623	17,545	145
Interest payable and other	(8,580)	7,066	7,137
Contingencies reserve	(1)	(37)	(434)
Interest paid	-	(111,945)	(76,822)
Income tax paid	-	(5,514)	(82,993)
Net cash provided by operating activities	**165,121**	**40,561**	**64,385**
Cash from investing activities			
Purchases of fixed assets	(14,184)	(20,208)	(138,568)
Net cash used in investing activities	**(14,184)**	**(20,208)**	**(138,568)**
Cash from financing activities			
Swap cancellation	-	51,695	-
Proceeds from loans	-	-	367,194
Payment of loans and issuance expenses	-	-	(191,155)
Dividends paid	-	-	(100,311)
Net cash provided by financing activities	**-**	**51,695**	**75,728**
Increase in cash and cash equivalents	150,937	72,048	1,545
Cash and cash equivalents at the beginning of the year	88,686	16,638	15,093
Cash and cash equivalents at the end of the year	**239,623**	**88,686**	**16,638**

Notes 1 to 21 are an integral part of these financial statements.

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a local gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license (hereinafter referred to as "the License") to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires by operating the assets allocated to the Company by GdE for a 35-year period from December 28, 1992 (the "Takeover Date"). This period can be extended for an additional 10-year period under certain conditions.

As further described in Note 2, the conditions under which the Company conducts its activity and the applicable regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a complex economic situation, the main features of which are high external indebtedness, a financial system crisis and an economic recession, which led, mainly until the end of 2002, to a significant fall in demand for goods and services, a significant rise in unemployment levels and a deterioration in the Government's ability to meet its obligations. This situation resulted in the Argentine Government declaring the suspension of foreign debt service payments at the end of 2001.

In order to confront the crisis the country was undergoing, in December 2001 the Government adopted a number of measures, which implied a substantial change in the economic model prior to that time. In addition, on January 6, 2002, the Argentine Congress passed Law No. 25,561 (the Public Emergency and Exchange Regime Reform Law - the "Emergency Law"-). One of the most important provisions of the Emergency Law was the implementation of a floating rate of exchange that resulted in a significant devaluation of the Argentine peso during the first months of 2002, the pesification of certain assets and liabilities in foreign currency and inflation.

The situation described above produced, principally during 2002, a significant and uneven increase in the various economic indicators, i.e., the exchange rate, the wholesale price index (which was used to restate these financial statements) and specific rates applicable to certain goods and services related to the Company's business.

The following sets forth some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements, and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, the Government issued Executive Order No. 260/02 providing that after February 11, 2002 all foreign currency exchange transactions must be effected in a single free exchange market at rates agreed between the parties and in accordance with Argentine Central Bank regulations.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies and owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of December 31, 2003, the financial debt of MetroGAS to which Executive Order No. 214 applied amounted to Ps. 64,196 thousand.

Regulatory framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorizes the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

As a result of the foregoing, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments resulting from increases in the US producer price index (PPI) during 2000 and 2001 became uncertain. These receivables had been booked based on the Company's rights arising from the License, agreed to with the Government and ratified by an Executive Order, which had provided for their collection through future tariff adjustments (see Note 9.3).

On February 12, 2002, the Government issued Executive Order No. 293/02 which entrusted the Economy Ministry with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee"), the members of which were appointed by Executive Order No. 370/02 dated February 22, 2002 and include a consumer representative. The Renegotiation Committee was to provide advice and assistance to the Economy Ministry which was required to submit a proposal for renegotiation or termination of public utility licenses to the Government within 120 days of the effective date of Executive Order No. 293/02 for subsequent submission to the relevant committees of Congress.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its stockholders' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies and allows him to participate in the meetings in which technical matters are discussed. The Economy Ministry has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in its automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

For breach of contract cases, the appropriate regulatory agency is to initiate the related proceedings, and the Renegotiation Committee is to act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of its license notwithstanding contrary provisions of such license.

Executive Order No. 1,839, also published on September 17, 2002, is to be effective as from expiration of the period established by Executive Order No. 293/02 and provides a 120-business day extension of the term for the Economy Ministry to submit the proposals for contract renegotiation or termination to the Government.

The Economy Ministry convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Two days before that date, upon request of the Ombudsman of the City of Buenos Aires and certain consumer organizations, a federal trial administrative court issued a preliminary injunction ordering the suspension of the public hearing until such rate increases are included in the overall renegotiation process. The Government appealed the preliminary injunction.

While MetroGAS is a participant in the renegotiation process provided for by the Emergency Law, it has exercised the rights granted by section 46 of Law 24,076 (the "Gas Act") to licensee companies to demand from the Ente Nacional Regulador del Gas ("ENARGAS"), the regulatory agency for natural gas distribution and transportation companies, an emergency extraordinary tariff adjustment on the basis of "objective and justified circumstances" as an interim measure until the emergency period is over. The legal basis for such request is that the Gas Act, which is in full force and effect, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Such hearing was not held because it was temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

On December 3, 2002, the Government issued Executive Order No. 2,437/02 re-adopting provisional adjustments to gas and electric utility tariffs, which was complemented by a Resolution from ENARGAS.

On December 10, 2002, a judge granted a preliminary injunction requested by the Ombudsman of the City of Buenos Aires ordering suspension of the effects of Executive Order No. 2,437/02 for consumers in the City of Buenos Aires. On December 12, 2002, another preliminary injunction requested by the National Ombudsman was granted in another court ordering the suspension of the above-mentioned Executive Order for all consumers.

On January 24, 2003, the Government issued Executive Order No. 120/03 authorizing the Government provisionally and until the termination of the renegotiation of the public service licenses to revise, adjust or modify public utility tariffs in order to assure users of continued, secure and satisfactory service.

Similarly, on January 30, 2003, the Government issued Executive Order No. 146/03 authorizing a temporary tariff increase for gas and electric services effective the date of publication of such Executive Order. Such Executive Order provided for the same percentage increases in tariffs and for the same so-called "social tariffs" as were established by Executive Order No. 2,437/02.

On February 3, 2003 through Resolution No. 62/03, the Ministry of Economy extended the term granted to the Renegotiation Committee for 60 days.

On February 27, 2003 a court granted a preliminary injunction requested by the National Ombudsman and certain consumer organizations and ordered the suspension of the tariff increase provided for by Executive Order No. 146/03.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete phase III "Discussion and analysis of the Proposals" of the renegotiation process established in Resolution ME 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before President Néstor Kirchner took office on May 25, 2003, MetroGAS sent to the Economy Minister a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

On July 3, 2003 the Government signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit") was set up within the Ministry of Economy and the Ministry of Federal Planning, Public Investment and Service. Its mission is to advise the Government in the renegotiation of public utility contracts pursuant to the Emergency Law.

The Unit is authorized to approved full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, propose temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework. The Unit is headed by an Executive Secretary. Mr. Gustavo Simeonoff was appointed Executive Secretary through joint resolution No. 118 and 25 of both Ministries, having previously been coordinator of the Renegotiation Committee.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline for renegotiation of public utility contracts under the Emergency Law.

The Unit summoned the licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation, including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

In mid-February 2004 the Executive Power issued two decrees which could influence the Company's operating activities and its economic and financial performance. Decree No. 180/04 establishes an investment scheme for basic gas infrastructure works and creates an Electronic Gas Market to coordinate transactions associated with gas purchases in the spot market and with secondary gas transportation and distribution markets. Decree No. 181/04 enables the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly since distributors will no longer be able to supply them. Furthermore, the Decree divides "residential" customers into three categories according to consumption.

As of the date of issuance of these financial statements it is not possible to predict the final outcome of the renegotiation process or the effect on the Company's business of these Orders or any regulations that may be adopted under them.

Contracts denominated in US dollars or containing US-dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Although negotiations have begun with gas producers to modify such contracts, it is not possible to predict their outcome. Nevertheless, the application of pass-through methodology would guarantee a tariff increase equal to the increase in costs.

Deferral of the deduction of exchange losses for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1.0 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of December 31, 2003 as stated in Note 3.4.k).

Recognition of the effects of inflation

These financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and regulatory agency requirements, the restatement for inflation has been discontinued through December 31, 2001. As from January 1, 2002 and in accordance with generally accepted accounting principles and regulatory agency requirements, financial statements are required to be restated for inflation, taking into account that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, are expressed in constant pesos as of such date.

After considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree requiring inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date (see Note 3.3.).

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

This structure has been seriously affected not only by the measures adopted as a result of the economic crisis but also because it has de facto been abrogated, leading to legal uncertainty that makes it extremely difficult for the Company to invest rationally so as to be able and carry on its business in the long term. Remedying these problems goes well beyond the scope of the renegotiation process.

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

The circumstances described above have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements, such as those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the License renegotiation process;

  To modify contracts in light of the current situation;

  To reduce investments and expenses without thereby affecting the Company's ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company's results; and

  To continue attempting to restructure all of the Company's financial indebtedness (see Note 10).

  The accompanying financial statements have been prepared on a going concern basis, which contemplate continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business and do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

  The impact of the measures adopted by the Government on the Company's financial statements as of December 31, 2003 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing and the financial statements should be read in light of such uncertainties.

NOTE 3 - PREPARATION OF FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

The Company's financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the CNV. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Notes 17 to 20 to these financial statements.

On December 21, 2001, the Professional Council of Economic Science of the Autonomous City of Buenos Aires ("CPCECABA") passed Technical Resolutions No. 16 through 20 established by the Federation of Professional Councils of Economic Science ("FACPCE"). These Resolutions and their amendments became effective for fiscal years beginning after July 1, 2002, with the exception of Technical Resolution No. 20, which is effective for fiscal years beginning after January 1, 2003.

Furthermore, in January 2003, through General Resolution No. 434/03, CNV adopted the technical resolutions mentioned above, with certain amendments, and declared their effectiveness for fiscal years beginning after January 1, 2003.

The most relevant changes introduced by the new Technical Resolutions that have generated significant effects on the Company's financial statements are summarized below:

  Adoption of an accounting model in which the Company's intention determines the valuation criteria to be used. Within this context, only assets held for sale have been valued at fair value. Furthermore, receivables and payables have been generally recorded at their discounted values.

  Establishment of guidelines for recognizing, measuring and disclosing charges for labor costs.

  Incorporation of new disclosure requirements, including segment information, earnings per share and comparative information.

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards.

Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit and net loss as of and for the years ended December 31, 2002 and 2001:

	2002		2001
	Accumulated deficit	Net loss	Accumulated deficit	Net loss

Amounts as previously reported	(508,892)	(493,054)	(30,793)	61,127
Valuation of receivables at discounted values	(1,628)	(1,628)
Recognition of liabilities for labor costs	(2,832)	620	(7,604)	(816)
Results from exposure to inflation of liabilities for labor costs	-	4,152	-	-
Amounts as restated	(513,352)	(489,910)	(38,397)	(60,311)

Certain additional reclassifications of prior years' information have been made to conform to the current year presentation.

3.2. Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3.3. Recognition of the effects of inflation

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in the purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

As a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

After considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree requiring inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements until September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. Had the provisions of Argentine GAAP been applied, the Company's net loss for the year would have decreased by Ps. 21.6 million.

3.4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements:

a) Cash and deposits in banks

Amounts denominated in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Assets and liabilities in foreign currency

Assets and liabilities denominated in foreign currency are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currency are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results.

c) Investments

Treasury bills ("Patacones") issued by the Province of Buenos Aires and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value (see Note 6) as they are applied at face value to pay taxes.

Government bonds ("BODEN") have been valued at fair value at year-end.

d) Trade receivables, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

e) Other receivables and payables in currency not included in d) above (except for deferred tax assets and liabilities)

Other receivables and payables not included in d) above (except for deferred tax assets and liabilities) are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

f) Other receivables in kind

Other receivables in kind have been valued at the replacement cost at the end of the year of the goods or services to be received.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse material is valued at replacement cost at December 31, 2003 and 2002. An allowance for inventory obsolescence has been recognized based on management's estimates.

Values obtained, net of the allowance for obsolescence, do not exceed their estimated recoverable values at year-end.

h) Fixed assets

The book value of fixed assets received at the Takeover Date is based on the aggregate transfer value specified in the Transfer Agreement, which was the equivalent to the shareholders' contributions plus liabilities assumed. This value has been restated for inflation as described in Note 3.3.

On the basis of special work performed by independent experts, the aggregate transfer value mentioned above has been assigned to the transferred assets based on their respective fair values. The Company has determined the remaining useful life of those assets based on the type and current condition of, and the renewal and maintenance programs for, those assets.

Assets acquired or constructed after the Takeover Date are valued at their acquisition cost adjusted for inflation as described in Note 3.3 except for distribution networks constructed by third parties (several associations and cooperative organizations) and transferred to the Company. As established by ENARGAS, these distribution networks are valued at the value of natural gas the Company is required to deliver free of charge in consideration of such transfers.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives. Annual depreciation rates for the years ended December 31, 2003, 2002 and 2001, as a percentage of the average original value of fixed assets, were 3.11%, 3.05% and 3.03%, respectively.

The Company capitalizes the net cost of external financing used to fund assets under construction until such assets are ready for their intended use. As mentioned in Note 10, capitalized interest during the years ended December 31, 2003, 2002 and 2001 amounted to Ps. 1,222 thousand, Ps. 3,981 thousand and Ps. 7,488 thousand, respectively.

During the years ended December 31, 2003, 2002 and 2001 the Company capitalized operating costs of Ps. 3,156 thousand, Ps. 5,115 thousand and Ps. 12,891 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the gas distribution system as well as its expansion.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to Note 3.3.

Warehouse material has been valued at its replacement cost at December 31, 2003 and 2002.

The aggregate book value of fixed assets does not exceed their recoverable value.

i) Intangible assets

Intangible assets as of December 31, 2003 represent costs incurred in connection with managerial and financial advisory services contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. At December 31, 2002, intangible assets consisted of costs incurred in connection with the issuance of debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at December 31, 2003.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred tax assets arise principally from income tax loss carryforwards and from the deferral for income tax purposes of the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between the book value and tax basis of fixed assets and intangible assets, basically for the different amortization criteria and the treatment of certain financial results (interest costs and exchange differences) capitalized in such items.

The following table shows changes in and breakdowns of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryforward	Allowances	Financial debt	Others	Valuation allowance (Note 21 d))	Total
	Thousands of Ps.
Balances as of December 31, 2002	302,590	9,398	42,342	4,614	(156,355)	202,589
Charges to statement of operations	(33,229)	2,367	(10,247)	10,173	(14,277)	(45,213)(*)
Balances as of December 31, 2003	269,361	11,765	32,095	14,787	(170,632)	157,376

Deferred tax liabilities
	Fixed assets	Others	Total
	Thousands of Ps.
Balances as of December 31, 2002	(12,744)	(354)	(13,098)
Charges to statement of operations	318	(2,405)	(2,087)(*)
Balances as of December 31, 2003	(12,426)	(2,759)	(15,185)

(*) The results from exposure to inflation of net deferred tax assets as of December 31, 2002, generated a Ps. 1,393 thousand gain, which is included within financial results, in the statement of operations.

Tax loss carry-forwards at December 31, 2003 and 2002 totaled Ps. 269,361 thousand and Ps. 302,590 thousand, respectively. Such tax loss carry-forwards are available to offset taxable income for future years and expire in 2007.

The realization of deferred income tax assets, including the above-mentioned tax loss carryforwards, depends on the generation of future taxable income when temporary differences would be deductible. The Company has prepeared projections of its taxable income based on its best estimates. Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets amounting to Ps. 170,632 thousand and Ps. 156,355 thousand at December 31, 2003 and 2002, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized.

Net deferred tax assets as of December 31,2003 and 2002, according to the information included in the above tables amounted to Ps. 142,191 thousand and Ps. 189,491 thousand, respectively.

The table below shows the reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for the year.

	December 31,
	2003	2002	2001
	Thousand of Ps.
Income tax (benefit) expense calculated using the statutory rate over pre-tax income (loss)	12,482	(240,597)	33,651
Permanent Differences
Restatement for inflation	15,663	(112,181)	-
Non deductible expenses	3,485	(1,086)	2,184
Change in valuation allowance on deferred income tax assets	14,277	156,355	-
Income tax expense (benefit)	45,907	(197,509)	35,835

l) Asset tax

Law No. 25,063 established the asset tax for the term of ten fiscal years as from the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. Pursuant to this law, the Company is required to pay the grater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carry-forwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years. Accordingly, as of December 31, 2003 and 2002 the Company recorded a credit balance for the asset tax, disclosed within "Other receivables", as it estimates that this amount will be offset against future income tax obligations.

m) Provision for contingencies and allowances

The Company provides for losses relating to accounts receivable. The allowance for doubtful accounts is based on the Company's estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to net sales. To establish the allowance for doubtful accounts MetroGAS' management constantly evaluates the amount and characteristics of accounts receivable.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

n) Shareholders' equity accounts

These accounts have been adjusted for inflation as mentioned in Note 3.3., except for the "Capital stock" account, which has been maintained at its original amount. The related adjustment required between January 1, 2002 and February 28, 2003 has been disclosed under the caption "Inflation adjustment of capital stock".

o) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

p) Maintenance expenses

Maintenance expenses designed to ensure the safety and reliability of the distribution system are recorded as operating costs in the period in which they are incurred.

q) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported years. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual future results could differ from those estimates.

r) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The Company considers the carrying value of long-lived assets to be impaired when the undiscounted expected cash flows from such assets is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded for any of the years presented in these financial statements.

3.5. (Losses) and earnings per share and (losses) and earnings per ADS

Losses and earnings per share and losses and earnings per ADS were calculated based on the weighted average number of shares in circulation during the years ended December 31, 2003, 2002 and 2001. Each ADS represents ten Class "B" shares.

3.6. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2003 and 2002, MetroGAS has not used any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial derivative instruments for speculative purposes.

The Company provides credit in the normal course of business to a broad range of commercial and industrial users, government entities, residential customers and six electric power generating companies (the "Electric Power Generating Companies").

Trade receivables are mainly comprised of balances with residential and small volume general service commercial clients. The only significant concentrations of credit are those with the Electric Power Generating Companies.

Trade receivables from the Electric Power Generating companies are as follows:

	December 31,
	2003	2002
	Thousands of Ps.
Electric Power Generating Companies	2,594	5,686

The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2003, 2002 and 2001 were 8.2%, 7.7% and 9.3%, respectively.

NOTE 4 - INITIAL DETERMINATION OF THE VALUE OF NET ASSETS

The transfer price of the net assets contributed to the Company was determined based on the price of US$ 362,021 thousand paid for 70% of the outstanding capital stock. The value of the remaining 30% of the shares was also determined on this basis. The initial debt due to the Federal Treasury and YPF S.A. ("YPF") (US$ 110,000 thousand), assumed by the Company under the Transfer Agreement, was added to the total net assets so calculated (US$ 517,173 thousand), in determining the aggregate original value of fixed assets. Such value converted at the exchange rate in effect as of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.3.

The transfer price of these assets was approved by resolution No. 1409 of the Ministry of Economy and Public Works and Utilities and was translated at the exchange rate in effect on the Transfer Date.

NOTE 5 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

Detail of fixed assets for the last two years is as follows:

Categories	ANNUAL RATE OF DEPRECIATION	December 31, 2003			December 31, 2002		
		COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
	MAX - MIN	Thousands of Ps.			Thousands of Ps.		
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,564	(15,172)	60,392	75,285	(13,338)	61,947
High pressure mains	2.22% to 10%	264,429	(115,765)	148,664	263,925	(105,901)	158,024
Medium and low pressure mains	1.19% to 10%	1,483,916	(316,229)	1,167,687	1,456,558	(281,090)	1,175,468
Pressure regulating stations	4% to12.5%	57,383	(24,465)	32,918	57,076	(21,777)	35,299
Consumption measurement installations	2.85% to 5%	358,621	(80,381)	278,240	359,115	(68,296)	290,819
Other technical installations	6.67%	46,930	(24,083)	22,847	46,868	(21,172)	25,696
Machinery, equipment and tools	6.67% to 20%	24,903	(21,190)	3,713	24,837	(19,075)	5,762
Computer and telecommunications equipment	5% to 50%	147,912	(119,082)	28,830	143,272	(108,815)	34,457
Vehicles	10% to 20%	9,946	(8,737)	1,209	10,026	(8,123)	1,903
Furniture and fixtures	10% to 20%	5,450	(5,324)	126	5,450	(5,013)	437
Materials	-	3,435	-	3,435	5,955	-	5,955
Line Pack	-	214	-	214	214	-	214
Work in progress	-	18,970	-	18,970	39,825	-	39,825
Advances to fixed assets suppliers	-	-	-	-	586	-	586
Distribution network extensions constructed by third parties	1.82% to 2.38%	51,157	(6,537)	44,620	50,398	(5,560)	44,838
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(1,325)	45	(1,280)	(843)	21	(822)
Allowance for obsolescence of materials (Note 21 d))	-	(741)	-	(741)	(476)	-	(476)
		2,564,265	(736,920)	1,827,345	2,555,572	(658,139)	1,897,433

December 31,	
	2003	2002
	Thousands of Ps.	
i) Intangible assets, net		
Original Value	156,289	148,243
Acummulated amortization	(148,241)	(146,184)
	8,048	2,059

Liabilities

Current liabilities

	2003	2002
j) Accounts payable (Note 21 a))		
Gas and transportation	32,023	26,336
Other purchases and services	15,046	14,113
Related companies (Note 7 c))	8,390	9,257
	55,459	49,706
k) Financial debt (Note 21))		
Secured overdrafts (Note 21 a))	146,750	169,748
Overdrafts	64,196	62,372
Negotiable bonds (face value) (Note 21 a))	1,079,641	1,172,395
Derivative financial instrument	-	(27)
Interest and other expenses payable - Secured overdrafts (Note 21 a))	126,914	25,030
Interest and other expenses payable - Overdrafts	6,429	1,257
	1,423,930	1,430,775

Statement of Operations

	December 31,		
	2003	2002	2001
l) Net sales	Thousands of Ps.		
Gas sales	567,706	646,981	1,336,396
Processed natural gas sales	70,785	81,106	21,550
Other sales and services	12,994	19,925	137,302
	651,485	748,012	1,495,248
m) Extraordinary loss			
Write off PPI adjustment (Note 9.3.)	-	-	(73,392)
Income tax	-	-	25,688
	-	-	(47,704)

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables is as follows:

(*) As of December 31, 2002 it includes financial debt corresponding to Series C Notes (see Note 10).

As of December 31, 2003 and 2002, investments corresponded to (i) "Patacones", which accrue interest at annual rate of 7% and are recorded at par value as they are used at par to pay taxes; (ii) "Lecops" which do not accrue interest; and (iii) "BODEN" which accrue interest at the annual rate of 1.35%.

Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina from the due date through the date of payment. As these are overdue receivables, the Company's management believes collectibility is not reasonably assured and, accordingly, the Company recognizes this income at the time of actual collection. The foregoing rules relating to overdue receivables could be modified as part of the renegotiation of the License described in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual rate of 9.5%. Payables do not accrue interest, except for financial debts, which are set forth in Note 10. Certain payables accrue a CER adjustment clause (see Notes 2 and 15).

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of December 31, 2003, the shareholders of Gas Argentino are British Gas International B.V. (a wholly owned subsidiary of BG Group plc. ("British Gas")) (54.67%) and YPF S.A. ("YPF") (45.33%).

On December 21, 2001 Argentina Private Development Company Ltd., a subsidiary of YPF, transferred its interest in Gas Argentino to YPF.

During the years ended December 31, 2003, 2002 and 2001, MetroGAS entered into certain transactions with Gas Natural BAN S.A. and Astra Evangelista S.A., as mentioned below. Both companies are indirectly related to YPF.

Under the Gas Act and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2003, 2002 and 2001, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

These financial statements include the revenues and expenses derived from the following transactions with related companies:

  Sales of gas to companies that are, directly or indirectly, related to YPF.

  Direct or indirect gas supply contracts with YPF and its related companies.

  Transportation contracts with companies which are indirectly related to YPF.

  Fees for maintenance and repair services paid pursuant to contracts with companies, which are indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement (see Note 15.4) with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with related companies are as follows:

	December 31,
	2003	2002	2001
	Thousands of Ps.

Gas sales and transportation and distribution services to power plants and industrial companies	1,623	2,345	4,459
Gas purchases	85,050	48,024	84,441
Transportation services	11,119	17,429	29,125
Fees for sundry services	1,106	1,924	172
Technical operator's fees	518	1,459	11,419
Contingent Technical operator's fees	3,935	3,895	-
Manpower supply	-	4,396	2,977
Personnel supply	1,089	1,022	-
Other income	66	-	-

The outstanding balances as of December 31, 2003 and 2002 from transactions with related companies are as follows:

	December 31,
	2003	2002
	Thousands of Ps.
Current Assets Other receivables Y.P.F S.A. BG International Limited Gas Natural BAN S.A. Astra Evangelista S.A.	17 30 93 13	- - 16 12
	153	28

Non Current Assets
b) Other receivables
Gas Argentino S.A.	5,407	5,501
	5,407	5,501

Current Liabilities
c) Accounts payable
BG International Limited	2,478	3,301
BG Argentina S.A.	103	149
Y.P.F. S.A. (Nota 21 a))	4,841	3,669
Gas Natural BAN S.A.	968	2,138
	8,390	9,257

Non Current Liabilities
d) Accounts payable
BG International Limited	7,406	3,721
	7,406	3,721

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

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

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

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

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

9.2. "K" Investment Factor

The "K" Investment Factor relates to the investment projects designed to expand MetroGAS' pipeline network system, its reliability and safety. The "K" Investment Factor is applicable to the distribution margins corresponding to Residential Services, Small Volume Services and CNG Services. The "K" Investment Factor is only included in the tariffs after MetroGAS has submitted its investment projects to ENARGAS, ENARGAS has approved them and MetroGAS has started to provide its services to its customers.

ENARGAS has approved investment projects submitted by MetroGAS in the amount of Ps. 109.8 million for the 1998-2002 period. The "K" Investment Factor for the 1998-2002 period is 6.6%, 4.8% and 5.7% applicable to Residential Services, Small Volume Services and CNG Services, respectively.

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined. The Company does not anticipate that the ultimate resolution of this matter will have a material impact on the Company's financial condition or results of operations.

9.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as of January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) a prospective increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The Government agreed that the deferred amounts were to be collected through tariffs from July 1, 2002 to June 30, 2004, and on that basis, the Company accrued such amounts.

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

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other things, and specifically as regards contracts for public works and services, made ineffective clauses providing for tariffs in dollars or other foreign currency and indexation clauses based on the price indexes of other countries or any other indexation mechanisms, converted dollar tariffs to pesos at the rate of one peso to one dollar and ordered renegotiation of utility contracts, the scope of which has not been accurately defined, adjusting tariffs on the basis of increases in the US PPI, as rightfully claimed by the Company, became impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government under the agreement referred above are contingent on future events that are beyond the Company's control.

As a result of the foregoing, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements, is pending.

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

NOTE 10 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's financial debt as of December 31, 2003 and 2002, indicating the average interest rates and maturity date for each item:

	December 31,
	2003			2002
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Secured overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.94%-11.26%	02/19/2002-06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended December 31, 2003, 2002 and 2001 are as follows:

	December 31,
	2003	2002	2001
	Thousands of Ps.
- Nominal interest	106,777	123,635	76,862
- Net financial results of other debts	416	(28)	575
Total interest	107,193	123,607	77,437
- Capitalized interest (Note 3.4.h))	(1,222)	(3,981)	(7,488)
Total interest charged to the results of operations	105,971	119,626	69,949

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the shareholders approved the creation of a Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued Euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the Euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at each interest cancellation date and the maturity date of the Series B Notes. Such agreement was cancelled during 2002 as mentioned below.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan which mainly implied that the funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

On March 26, 2002, the BCBA decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the above-mentioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the Notes. The suspension of the trading was adopted to protect investors.

Since the payment suspension announcement, the Company has defaulted on principal and interest payments on several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require payment of additional interest at an average rate of 2% per annum, and ii) declare the entire debt due and payable. On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series.

Additionally, certain of the Company's debt agreements contain clauses that allow the banks to debit automatically MetroGAS' bank accounts for interest and principal owed to them.

MetroGAS executed an early termination of the future euro purchase agreement referred to above. The Company used the funds it received upon such termination to make, on August 12, 2002, an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to other financial indebtedness.

On November 7, 2003, the Company publicly announced a restructuring proposal under which MetroGAS solicited the consent (the "APE Solicitation") of its financial creditors to an Acuerdo Preventivo Extrajudicial or APE, an out-of-court reorganization agreement which, subject to the approval of its creditors representing at least a majority of the number of its creditors and 66-2/3 of the principal of and interest on the Company's financial debt and the subsequent approval of a reviewing court, would have the effect of restructuring all its financial debt which MetroGas does not repurchase pursuant to the APE.

As it has been over one year since the License re-negotiation process formally started with the Government with no success and due to the launch of the APE, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to advise the Company on such restructuring plan.

As of June 30, 2002, following Citibank's N.A. resignation as trustee, register, authenticating agent and paying and transfer agent related to the Negotiable Bonds and the resignation of the Citibank N.A., Buenos Aires branch as the trustee's representatives in Argentina under the Indenture dated as of September 8, 1999 and supplemental agreements, the Bank of New York was named as trustee, register, authenticating agent and payment and transfer agent under such Indenture and Banco de Valores S.A. was appointed as the trustee's representative in Argentina.

NOTE 11 - CAPITAL STOCK

As of December 31, 2003, the Company's capital stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Gas Argentino owns 70% of the Company's capital stock, 20% of the Company's capital stock was distributed in an initial public offering as specified below and 10% of the Company's capital stock is held by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (see Note 14).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's capital stock it held, represented by 102,506,059 Class B Shares. At the date of these financial statements this capital stock is owned by private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all of the Company's outstanding shares at such date. The Class B Shares, which are publicly traded in the United States, are represented by American Depositary Shares (ADSs) and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the NYSE, respectively.

The Company is required to maintain the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's By-laws and Resolution No. 195 of the CNV, 5% of the Company's net income for each year must be transferred to the Company's Legal Reserve, until it reaches 20% of the Company's subscribed capital, including adjustments to capital stock.

The Company's By-laws provide for issuing a profit sharing bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 14). No amount in respect of such bonus has been deducted as an expense for the years ended December 31, 2003 and 2002 due to the net loss generated during these years. Such bonus was paid for the year ended December 31, 2001 and was recorded as an expense of such year.

Additionally, the Company is prohibited by the terms of its Series C Notes from paying dividends during the continuation of an event of default thereunder.

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer by Gas Argentino of MetroGAS' Class A shares (representing 51% of MetroGAS' capital stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' capital stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

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

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program (see Note 12).

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

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

NOTE 15 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required to provide its licensed service, MetroGAS has entered into the long-term Technical Assistance Agreement referred to below.

15.1. Gas purchases

As a consequence of the Emergency Law (see Note 2), the Company has begun a renegotiation process with gas producers in respect to the contracts referred to below. At the date of issuance of these financial statements, it is not possible to predict the outcome of these renegotiations.

Under different long-term contracts entered into with YPF, Petrobras Energía, the Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers in Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs. This is set forth in the table below.

According to the long-term contract provisions, the natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the following table:

Volumes - Daily averages for the years

	2003	2004	2005	2006	2007
	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)	MMCM/ d (1)
Current Daily Contract Volumes:
Summer (Oct - Apr) (3)	10.6	6.8	6.8	3.6	3.0
Winter (May - Sept)	14.7	10.9	9.8	6.6	6.0

Take or Pay Contract Volumes:
Summer (Oct - Apr) (3)	6.6	4.0	4.0	2.4	2.2
Winter (May - Sept)	11.1	8.2	7.8	5.0	4.8

Amount /year (2)	162.0	193.0	143.5	172.4	125.8

  Millions of cubic meters per day on average

  Millions of US dollars per year. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a Ps. 1 = US$ 1 conversion rate. Gas purchased from May 2002 to April 2004 has been valued according to the provisional values used by ENARGAS to determine winter-period tariffs. Since May 2004, prices have been considered at a Ps. 1 = US$ 1 conversion rate.

  If the Company's daily contract volumes during the summer were below the expected demand, the Company would purchase additional gas on the spot market for sale during the summer months.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from suppliers or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS' network). Management does not consider it likely that the Company will incur a material take-or-pay liability for volumes of gas not taken as of December 31, 2003.

As of the date of issuance of these financial statements, the Company has finished the revision and renegotiation process of gas purchase contracts with two of the principal gas producers: YPF S.A. and the Total Austral/Pan American Energy/Wintershall Energía consortium. On December 16, 2003 agreements were signed. As a consequence of the amendments made to the contracts held with YPF S.A. and the Total Austral/Pan American Energy/Wintershall Energía consortium, take-or-pay liabilities were recalculated for the period January 2002 to December 2003 establishing that there was no obligation related to this concept as of that date.

15.2. Gas transportation

As mentioned in Note 2, the contracts entered into by MetroGAS with gas transportation companies may be modified. At the date of the issuance of these financial statements it is not possible to foresee the impact of any such modifications.

As of December 31, 2003, MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies for firm transportation capacity of 22.8 MMCM per day.

The Company is obligated to pay approximately Ps. 167,980 thousand for the year 2004, Ps. 460,420 thousand for the entire period between 2005 and 2007 and Ps. 980,350 thousand for the entire period between 2008 and 2016 for firm transportation capacity under such contracts.

15.3. Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation capacity during the winter period. These clauses allow MetroGAS to restrict the transportation and distribution service to power plants for a determined volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service to power plants for a higher volume than the one established in each contract, MetroGAS is required to pay the penalties specified in such contracts.

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the Company's pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate of Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applied to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above include a provisional clause requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER (Fixed Management Fee) or 7% of the Company's net profits (Fee on Profits) provided MetroGAS has restructured its financial debt. The agreement establishes that beginning in the fiscal year in which the Fee on Profits exceeds Ps. 3,000 thousand adjusted by CER and provided MetroGAS has restructured its financial debts, the above-mentioned clause will have no further effect and the Company shall pay the ordinary Management Fee and an additional amount equivalent to Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed under " Technical operator's fees" item in Note 21 b). Transactions and balances with affiliated companies related to this contract are disclosed in Note 7.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Transfer to tariff - Turnover Tax

On November 17, 1997, ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by the control authority for the amount accumulated at December 31, 1997, ENARGAS in Note No. 108 dated January 12, 1998 established that such amounts accrue interest at an annual rate of 9.5%.

Consequently, as of December 31, 2003 and 2002 the financial statements of the Company included a current receivable of Ps. 3,805 thousand and Ps. 3,337 thousand and a non-current receivable of Ps. 2,623 thousand and Ps. 5,281 thousand, respectively. Interest accrued during the years ended December 31, 2003 and 2002 amounts to Ps. 922 thousand and Ps. 1,116 thousand, respectively and has been disclosed under "Financial and holding results from assets" in the statement of operations for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse. At the date of issuance of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS to authorize an emergency extraordinary tariff adjustment on the terms of article 46 of Law 24,076 (on the basis of "objective and justified circumstances" as an interim measure until the emergency period is over).

16.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is allegedly liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp taxes for a total amount of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes for a total amount of Ps. 14.5 million with respect to tacit acceptance contracts agreed with several gas producing companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed the Province of Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS of the final determination made by the tax authorities of the Province of Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is allegedly responsible for an amount of Ps. 148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Rio Negro with the CSJN and obtained an injunction. Consequently, the Province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

Despite the above-mentioned injunction, the tax authority of the Province of Rio Negro continued with the resolution of the claims, considering that the judicial measure issued by the CSJN only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the CSJN, it should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree 786/98. Furthermore, the Province of Neuquén has made claims for stamp taxes based on offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue since this is an interim assessment.

MetroGAS filed the pertinent explanation with the Province of Neuquén and on November 19, 2003 applied for an injunction within the procedure for the declaratory judgement action initiated in November 1999 in relation to the gas contracts.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents that (i) contain an offer and an express acceptance by the other party in the same document, or (ii) are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement. Accordingly, no liabilities have been recorded in this connection. MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable.

16.3. Income tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the Company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of name in which the relevant account was maintained.

- Removal of the meter from the location of customers which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination before the Tax Court.

On December 3, 2002, executive order 2442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on what requirements should be met for relatively minor receivable balances to qualify for a deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1457 of AFIP was published, establishing the amount at Ps. 1,500.

According to the above-mentioned requirements, the Company does not believe that the final outcome of this administrative proceeding will be adverse to the Company. Accordingly, no provisions for contingencies have been recorded for this matter.

On September 11, 2003 MetroGAS was notified of a court order issued at the request of the AFIP informing the Company that certain of MetroGAS' real properties in the City of Buenos Aires had been attached in relation to tax claims of approximately Ps. 6.9 million. This matter was registered on November 26, 2002 at the corresponding registry. As of December 31, 2003, the total net book value of the attached fixed assets amounted to Ps. 47,118 thousand.

16.4. Occupancy of public space levy and study, revision and inspection of works in public spaces levy.

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCBA"). Pursuant to such agreement, the Company agreed to pay the GCBA Ps. 0.5 million per year, to compensate for street work inspection costs.

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. This levy has been challenged by the public service companies and has not been paid.

From 2000 onwards, the GCBA included in its budget a levy for the study, revision and inspection of works in public spaces including (among others) gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCBA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCBA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCBA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps. 5.2 million corresponding to fiscal year 2000.

In addition, on December 2, 2002 the GCBA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps. 7.65 million relating to the years 2000 and 2001. Subsequently, the GCBA claimed unpaid amounts in connection with the levy and the agreement entered into in 1997 for a total amount of Ps. 0.96 million. MetroGAS filed an administrative appeal against both claims.

On May 12, 2003, the GCBA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps. 16.3 million. This payment was to be made by MetroGAS until May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On July 11, 2003, the GCBA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of Ps. 0.08 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of Ps. 0.33 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative proceeding.

On February 27, 2004, the GCBA sent bills claiming the payment of the occupancy of public space levy related to the third and fourth quarters of 2003 and the first quarter of 2004, for a total amount of Ps. 1.8 million, approximately. The Company expects to file an administrative appeal against the tax authority of the City of Buenos Aires.

MetroGAS consistently denies legal validity for the occupancy of public space levy and insists that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly. Accordingly, the Company has not recorded a provision for contingencies in this connection.

Notwithstanding the above, MetroGAS continues the negotiations with the GCBA on these matters.

16.5. Filing for Bankruptcy

In October 2003, MetroGAS was served a bankruptcy petition filed with the Commercial Court of First Instance No. 26, Clerk's Office No. 51 by Edelmira Z. Iaccarino de Seoane for US$ 270,000. MetroGAS answered the notice provided by section 84 of Law 24,522, raised the relevant defenses, requested dismissal of the petition of bankruptcy and deposited the claimed amount with the sole purpose of proving creditworthiness.

In February 2004, MetroGAS was served a new bankruptcy petition filed with the Commercial Court of First Instance No. 26, Clerk's Office No. 51 by Chameris Investments S.A. for Euros 322,000 approximately.  MetroGAS will answer the notice provided by section 84 of Law 24,522, raising the relevant defenses and requesting dismissal of the petition of bankruptcy.

16.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have a material impact on the Company's financial statements as of December 31, 2003. However, should these instances not be resolved to the satisfaction of the Company, the liabilities could be significant.

NOTE 17 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission ("SEC"). These differences are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.1, effective January 1, 2003 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of net loss for the years ended December 31, 2002 and 2001 and of shareholders' equity of December 31, 2002.

b) Restatement of Financial Statements for general price-level changes

As further described in Note 3.3, these financial statements are presented in constant currency as of February 28, 2003, reflecting the effect of inflation at that date. Nevertheless, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy, which, in the recent past, has experienced periods of significant inflation.

c) Trade receivables

As described in Note 16.1 and in accordance with Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 of the income corresponding to the effect on tariffs as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP, this income is being recognized at the time of the corresponding invoicing.

d) Intangible assets

Under Argentine GAAP, organization and pre-operating expenses incurred in the start-up of a privatized company, as well as the costs corresponding to the Program for the issuance of Medium-Term Debt and certain projects relating to future income generation may be deferred and amortized over the resultant periods of benefit. Under US GAAP, such costs are expensed as incurred.

Additionally, as described in Note 3.4.i), under Argentine GAAP, the Company capitalized costs incurred during the year ended December 31, 2003 in connection with managerial and financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

e) Inventory valuation

As described in Note 3.4 g), the Company values its inventories at replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are to be valued at the lower of cost or realizable value.

f) Accounting for derivatives and hedging activities

During fiscal year 2000, the Company entered into a cross-currency swap agreement to effectively convert its 110 million Euro-denominated 7.375%-interest-rate debt (the Series B Notes issued under the 1998 Global Program) to U.S. dollar-denominated 9.04%-interest-rate debt for a notional amount of US$ 94.4 million maturing on September 27, 2002. The notional amount of this derivative instrument does not represent an asset or liability of the Company, but, rather, is the basis for the settlements under the contract terms. During 2002 MetroGAS made an early termination of this euro-currency swap (see Note 10).

Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to financial results in the statement of operations (loss). The related accrued receivable or payable is recorded in interest payable. The fair value of the swap agreement was not recognized in the financial statements as of December 31, 2001.

Under US GAAP, this cross-currency swap agreement did not qualify for hedge accounting treatment under SFAS No. 133. However, this derivative, although not designated in a hedging relationship, is required to be recorded on the balance sheet at fair value. Changes in fair value of this derivative instrument not designated as a hedging instrument had been recognized in earnings during 2001. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 0.6 million (loss) in earnings as accounting change to reflect the effect of the adoption at the beginning of the year 2001.

g) Exchange difference

All working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 to US$ 1 (buying rate) and Ps. 1.6 to US$ 1 (selling rate). Under Argentine GAAP at December 31, 2001 the Company accounted for its foreign currency assets and liabilities at an exchange rate of Ps. 1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation - Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Company gave effect to the devaluation of the Argentine peso at December 31, 2001.

h) Prepaid dividends

As stated in Note 11, under Argentine GAAP, as of December 31, 2002, the Company recognized as assets certain receivables with shareholders arising from the payment of dividends in advance. Under US GAAP, such receivables were recorded as a reduction to shareholders' equity.

i) Discounted value of certain receivables and liabilities

As further described in Note 3.1, effective January 1, 2003, the Company applied the provisions contained in Technical Resolutions No. 16 through 20 established by the FACPCE, which require that long-term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment over the nominal value of certain long-term credits amounting to Ps. 2.3 million and Ps. 1.6 million at December 31, 2003 and 2002, respectively. Such adjustment was reversed for US GAAP purposes.

j) Deferred income taxes

Under Argentine GAAP, until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from fiscal year 2002, income tax has been recorded under the deferred income tax method.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2003 a valuation allowance against the deferred tax assets considered non-recoverable.

Under US GAAP, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgement in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward that is so brief that it would limit realization of tax benefits if significant deductible temporary differences are expected to reverse in a single year.

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

k) Regulatory matters

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

On June 30, 1997 ENARGAS issued Resolution No. 464/97 which approved maximum tariffs for MetroGAS applicable to the 1998/2002 period. ENARGAS established the percentage variation of the "X" Efficiency Factor at 4.7%. This percentage of decrease in the distribution margins is applied to users classified as residential, small and medium commercial and industrial consumers (general P and general G), subdistributors and natural compressed gas as from January 1, 1998.

Regarding Investment Factor "K" corresponding to investment projects to increase the reliability and safety of the system as well as its expansion, on December 12, 1997 the ENARGAS issued Resolution No. 551/97 granting definitive approval for network expansion projects and the construction of a gas pipeline to reinforce supply to the city of Buenos Aires for a total amount of Ps. 109,827 thousand. The Investment Factor was applied semi-annually beginning in July 1, 1998. The Investment Factor "K" was implemented once the projects submitted by MetroGAS and authorized by ENARGAS begin to provide service to users. Investment Factor "K" for the five-year period 1998/2002 amounts to 6.6%, 4.8% and 5.7%, applicable to users in residential, small business and compressed natural gas categories, respectively. In addition, within the program for the Five-Year Rate Review, the ENARGAS approved a request by MetroGAS to adjust the transport component within the tariff, giving recognition to the contracting of additional transport capacity.

Because the Company's current tariffs are not based on its specific cost of providing service, the Company does not meet the criterion for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71").

However, if the provisions of SFAS 71 were applicable to the Company, management believes that they would not have a significant effect on the financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

l) Earnings per share

Under US GAAP the company applies the provisions contained in "Statement of Financial Accounting Standards No. 128" "Earnings per Share" ("SFAS 128"). SFAS 128 makes it mandatory to disclose in the body of the Statement of Operations the diluted income (loss) per share as well as basic income (loss) per share. As at December 31, 2003, 2002 and 2001 the Company has not issued any shares or rights convertible into shares which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Earnings per share".

m) Extraordinary item

As discussed in Note 9.3, under Argentine GAAP, the Company recognized an extraordinary loss as of December 31, 2001 for the write off of the US PPI semi-annual adjustment. Under US GAAP, this charge does not qualify as an extraordinary item and should be reported as operating loss.

As this difference has no effect on the net (loss) income or on shareholders' equity, no reconciling items are presented for US GAAP purposes.

NOTE 18 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET (LOSS) INCOME TO US GAAP

The following is a summary of the significant adjustments to net (loss) income for each of the three years in the period ended December 31, 2003 and shareholders' equity at December 31, 2003 and 2002 which would be required if US GAAP had been applied instead of Argentine GAAP in the financial statements.

Description of changes in shareholders' equity under US GAAP

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following represent additional financial statement disclosures required under US GAAP.

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:

Deferred tax liabilities at December 31, 2003 and 2002 result primarily from the differences in the book and tax basis of property, plant and equipment and intangible assets due to the application of differing depreciation methods for income tax and financial reporting purposes and the restatement for inflation for accounting purposes.

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2003, 2002 and 2001 computed in accordance with US GAAP as follows:

(1) See note 17 a)

b) Balance sheet classification differences

As described in Note 3.4.k, under Argentine GAAP, the Company accounts for income taxes applying the deferred tax method. In accordance with the provisions contained in Technical Resolution No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

c) Statement of operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:

(1) As described in Note 16.1, under Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 to the income corresponding to the effect on rates as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP this income is being recognized at the moment of the corresponding invoicing. During the years ended December 31, 2003, 2002 and 2001 the Company billed Ps. 2,189 thousand, Ps. 14,197 thousand and Ps.3,534 thousand, respectively.

(2) See Note 17 c)

(3) See Note 17 p).

In addition, as indicated in Note 3.1, the Company adopted the provisions of Technical Resolution No. 19 ("TR No. 19") effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues. Gross revenue taxes for the years ended December 31, 2003 and 2002 totaled Ps. 20.9 million and Ps. 20.4 million, respectively.

d) Financing and holding results

(1) Included in Reconciliation of Net (Loss) Income and Shareholders' Equity to US GAAP.

e) Additional information on the Statement of Cash Flows

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

The table below shows certain additional disclosures required by SFAS No. 95 and not provided in the primary financial statements:

Under Argentine GAAP the effect of inflation on cash and cash equivalents was not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting on cash and cash equivalents that would be reported in the statement of cash flows, which contemplates classification differences under US GAAP.

f) Summarized financial information under US GAAP

Presented below is the summarized balance sheet and statement of operations information of the Company as of and for the years ended December 31, 2003 and 2002 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.

g) Disclosure about fair value of financial instruments

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

As of December 31, 2003 and 2002, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount.

h) Segment information

Under US GAAP, the Company applies the criteria set forth by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" for segment reporting purposes ("SFAS No. 131"). SFAS No. 131, which was issued by the FASB in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision marker(s) in deciding how to allocate resources and assess performance. The Statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers.

The Company operates in a single business segment, encompassing the rendering of public natural gas distribution services.

NOTE 20- RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting for asset retirement obligations

  In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 which became effective for fiscal years beginning after June 15, 2002 did not have a material impact on the Company's financial statements.

  Accounting for Costs Associated with Exit or Disposal Activities

  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not impact the Company's financial statements.

  Accounting for Stock -Based Compensation

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of SFAS No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not impact the Company's financial statements.

  Consolidation of Variable Interest Entities

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company's financial statements.

  Derivative Instruments

  In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. In addition, all provisions of this Statement should be applied prospectively. SFAS No. 149 did not impact the Company's financial statements.

  Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. SFAS No. 150 did not impact the Company's financial statements.

  Employers' Disclosures about Pensions and Other Postretirement Benefits

  On December 23, 2003 the Financial Accounting Standards Board released revised FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 did not have a material impact on the Company's financial statements.

  Revenue recognition

On December 17, 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB No. 104"), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB No. 101"). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US generally accepted accounting principles. The adoption of SAB No. 104 did not have a material impact on the Company's financial statements.

NOTE 21 - OTHER FINANCIAL STATEMENT INFORMATION

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

F - 52

METROGAS S.A.

b) EXPENSES INCURRED

MAIN ACCOUNT	December 31, 2003						December 31, 2002	December 31, 2001
	FIXED ASSETS EXPENSES	OPERATING COSTS		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS					
	Thousands of Ps.							
Payroll and other employees benefits	1,975	11,525	-	12,802	11,655	37,957	46,941	81,377
Social security contributions	758	3,247	-	2,447	3,241	9,693	10,996	19,677
Directors´ fee	-	-	-	24	-	24	30	52
Fees for professional services	2	101	-	3,843	301	4,247	3,881	5,951
Technical operator´s fees	-	4,453	-	-	-	4,453	5,353	11,419
Sundry Materials	16	1,995	-	-	-	2,011	2,168	3,679
Fees for sundry services	111	1,486	-	831	3,763	6,191	7,827	9,841
Postage, telephone and fax	81	141	-	1,050	2,411	3,683	4,009	6,248
Leases	-	5	-	4,495	754	5,254	6,515	7,913
Transportation and freight charges	-	-	-	199	-	199	245	377
Office materials	16	199	-	849	201	1,265	1,658	3,399
Travelling expenses	20	149	-	324	57	550	580	888
Insurance premium	-	-	-	4,205	15	4,220	2,716	3,364
Fixed assets maintenance	13	7,187	-	3,080	146	10,426	10,832	18,812
Fixed assets depreciation	-	66,960	-	12,693	-	79,653	78,288	76,159
Intangible assets amortization	-	-	-	2,057	-	2,057	5,157	11,115
Taxes, rates and contributions	164	992	1,292	1,706	20,946	25,100	28,495	59,673
Publicity	-	-	-	-	475	475	594	3,870
Allowance for doubtful accounts	-	-	-	-	6,187	6,187	34,449	12,236
Bank expenses and commissions	-	-	-	87	5,037	5,124	5,691	10,665
Interest on Financial Operations	1,222	-	-	-	-	1,222	3,981	7,488
Others	-	11,435	-	8,789	111	20,335	36,816	13,772
Total as of December 31, 2003	4,378	109,875	1,292	59,481	55,300	230,326	297,222	367,975

Total as of December 31, 2002	9,096	111,670	435	86,304	89,717	297,222

Total as of December 31, 2001	20,379	122,573	227	109,234	115,562	367,975

F - 53

METROGAS S.A.

c) OPERATING COSTS

MAIN ACCOUNT	December 31, 2003	December 31, 2002	December 31, 2001
Balance at the beggining of the year			
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-
Plus			
Purchases			
Gas for distribution	199,340	199,977	422,581
Gas for processing	665	6,861	-
	200,005	206,838	422,581
Transportation for customers	193,357	253,208	490,878
Transportation for gas processing	2,203	2,986	6,441
	195,560	256,194	497,319
Operating Costs (Note 21 b))			
Gas sales	109,875	111,670	122,573
Processed Natural Gas	1,292	435	227
	111,167	112,105	122,800
Operating Cost	506,732	575,137	1,042,700
Natural Gas	502,572	564,855	1,036,032
Processed Natural Gas	4,160	10,282	6,668

F - 54

(*) The increase of the valuation allowance on deferred income tax assets have been included in the line of Income tax in the Statements of Operations.

F - 55