Form 20-F
period 2004-12-31
METROGAS INC
filed 2005-06-30
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

9 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

: ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004

OR

9 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

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

Yes X No__

Indication by check mark which financial statement item the registrant has elected to follow:

Item 17__ Item 18 X

TABLE OF CONTENTS

Page

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

ITEM 4. INFORMATION ON THE COMPANY *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

ITEM 8. FINANCIAL INFORMATION *

ITEM 9. THE OFFER AND LISTING *

ITEM 10. ADDITIONAL INFORMATION *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16.B. CODE OF ETHICS *

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES *

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES *

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS *

PART III

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

 INDEX TO FINANCIAL PAGES F-1

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F, or our "Annual Report", contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act". Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should" or "will continue", or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

  our ability to remain as a going concern and remain solvent;
  the renegotiation of the terms of our License, as defined herein, and our tariffs with the Argentine government;
  anticipated revenues, capital expenditures, cash flows and financing requirements;
  economic and political developments in Argentina, including the effects of the devaluation in 2002 of the Peso and restrictions on payments abroad and actions by the Ente Nacional Regulador del Gas, the Argentine regulatory agency with jurisdiction over us, or "ENARGAS", and other governmental authorities that may affect us;
  the effects of inflation and currency volatility on our financial condition and results of operations;
  the implementation of our business strategy;
  descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for gas services;
  descriptions of the expected effects of our competitive strategies;
  the reviewing court's potential interpretation of the Argentine Bankruptcy Law, as well as its approval of our "Acuerdo Preventivo Extrajudicial" or "APE", an out-of-court reorganization agreement which would have the effect of restructuring all our financial debt; and
  the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

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
  the Argentine government's insolvency;
  changes in inflation;
  fluctuations in the currency exchange rates between the Argentine Peso and foreign currencies;
  changes in financial and natural gas regulation;
  the current energy crisis affecting Argentina and the impact of emergency laws and regulations enacted or proposed by the Argentine government;
  revocation of our License, as defined below to provide gas services;
  our ability to successfully restructure our indebtedness or refinance our financial obligations when they become due;
  the outcome of pending legal claims against us; and
  the matters discussed under "Risk Factors".

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited financial statements as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004, 2003 and 2002 and the notes thereto, or our "Annual Financial Statements", are set forth in Item 18 of our Annual Report. Our Annual Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP" except as discussed below. Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP", which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity.

Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores, or "CNV". Accordingly, our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2004 stating that we have been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed license to provide natural gas services, or our "License", and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2004 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us."

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

Unless otherwise indicated, our balance sheets and statements of operations use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina, or "Banco Nación". In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2004, the only exchange market available was the free market and the quotation was Ps.2.9790 per U.S.$1.00 and as of June 15, the exchange rate was Ps.2.877 per U.S.$1.00. The reader should not construe the translation of currency amounts in our Annual Report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

ADDITIONAL INFORMATION

This Annual Report is incorporated by reference and forms part of our Solicitation Statement dated November 7, 2003.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Financial Data

      The following tables set forth certain of our selected financial and operating data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Financial Statements, the information contained in Item 5: "Operating and Financial Review and Prospects", filed with the United States Securities and Exchange Commission, or the "SEC". The statement of operations, balance sheet and other financial data have been derived from our financial statements audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent certified public accountants in Argentina, as stated in their report included in our Annual Report and in such other annual reports.

      We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003 and prepare our financial statements in conformity with Argentine GAAP, except as discussed below. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity.

      Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

      Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2004 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2004 do not include any adjustments that might result from the outcome of this uncertainty. See Item 3: "— Risk Factors— Risk Factors Relating to Us— The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise substantial doubts as to our ability to continue as a going concern".

      Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our financial statements were periodically restated based on changes in the Argentine general level wholesale price index, or "GLWPI", published by the National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos) or "INDEC". On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272/1995 of the CNV, we discontinued the inflation restatement methodology into Pesos, maintaining the effects of inflation accounted for in the prior periods.

      As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 120% in the period from January 1, 2002 through February 28, 2003) and the conditions created by Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario, or the "Public Emergency Law", adopted at the beginning of 2002, the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires) or the "CPCECABA", on March 6, 2002 approved a resolution requiring the reinstatement of inflation accounting in financial statements applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

      On July 16, 2002, the Argentine government issued Decree No. 1,269/2002 repealing Decree No. 316/1995 and instructing the CNV, among others, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency.

      On March 25, 2003, Decree No. 664/2003 rescinded the requirement that inflation accounting be applied for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution No. 441/2003 discontinuing inflation accounting as from March 1, 2003.

      Our statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2002 and our financial data for the years ended December 31, 2000, 2001 and 2002, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003.

      Certain amounts and ratios contained in our Annual Report (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of our Annual Report.

      The contents of our worldwide web site are not part of our Annual Report.

      SELECTED FINANCIAL AND OPERATING INFORMATION
Year Ended December 31,
2004 (1)		2004	2003	2002	2001	2000
(financial data in thousands of US$, except ratios and shares)		(financial data in thousands of Pesos, except ratios and shares)
INCOME STATEMENT DATA:
Argentine GAAP
Sales(a)	273,270	814,072	651,485	748,012	1,495,248	1,631,690
Net sales(b)	264,604	788,256	630,601	719,292	1,438,283	1,571,178
Gross profit(c)	58,721	174,929	144,753	172,875	452,548	476,643
Operating income (loss)	19,664	58,579	29,972	(3,146)	227,752	227,896
Financing and holding results (loss) gains(d)	(61,415)	(182,955)	7,075	(685,600)	(56,698)	(54,075)
(Loss) income before taxes	(41,281)	(122,977)	35,661	(687,419)	169,538	174,857
Net (loss) income	(41,281)	(122,977)	(10,246)	(489,910)	60,311	111,717
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
(Loss) income per share	(0.07)	(0.22)	(0.02)	(0.86)	0.11	0.20
Dividends per share	--	--	--	--	0.17	0.17
(Loss) income per ADS	(0.73)	(2.16)	(0.18)	(8.61)	1.06	1.96
Dividends per ADS	--	--	--	--	1.75	1.75
U.S. GAAP
Net (loss) income	33,242	(99,027)	38,918	(455,678)	(441,113)	122,214
(Loss) earnings per share	(0.06)	(0.174)	0.068	(0.801)	(0.775)	0.215
(Loss) earnings per ADS	(0.58)	(1.740)	0.684	(8.006)	(7.750)	2.147

BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	590,815	1,760,039	1,827,345	1,897,433	1,999,769	1,942,881
Total assets	813,319	2,422,878	2,329,958	2,331,930	2,395,972	2,309,788
Net current assets(e)	(430,257)	(1,281,737)	(1,224,315)	(1,321,155)	(250,293)	(241,374)
Total financial debt	536,367	1,597,836	1,423,930	1,430,775	936,020	755,040
Short-term financial debt	536,367	1,597,836	1,423,930	1,430,775	429,307	326,680
Long-term financial debt	--	--	--	--	506,713	428,360
Total shareholders' equity	219,114	652,741	775,718	785,964	1,257,931	1,297,932
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	755,481	2,250,577	2,199,648	2,216,739	2,193,951	2,052,972

U.S. GAAP
Total shareholders' equity	59,273	176,573	275,600	236,682	692,360	1,233,786

OTHER FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	10,436	31,090	14,184	20,208	138,568	99,322
Depreciation and amortization	28,866	85,992	81,710	83,445	87,274	90,777
Nominal gross interest	36,309	108,164	106,777	123,635	76,862	75,648
Interest (expense) income	2,959	8,816	12,187	15,217	15,034	17,422
Net interest expense(h)	33,349	99,348	94,590	108,418	61,828	58,226
Capitalized interest	296	883	1,222	3,981	7,488	6,301
EBITDA(i)	49,000	145,970	110,296	81,626	313,510	319,708
Operating cash flow(j)	53,913	160,607	165,121	40,561	64,385	188,591

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for December 31, 2004, which was Ps.2.9790 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(financial data in thousands of Pesos, except ratios and shares)
SELECTED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	27.1%	20.9%	14.3%	59.3%	56.5%
Solvency ratio (shareholders' equity/total liabilities)	36.9%	49.9%	50.8%	110.5%	128.3%

Fixed assets ratio (fixed assets/total assets)	72.6%	78.4%	81.4%	83.5%	84.1%
Net income margin (net income/sales)	(15.1%)	(1.6%)	(65.5%)	4.0%	6.8%
Total financial debt/total capitalization(f)	71.0%	64.7%	64.5%	42.7%	36.8%

Ratio of:
EBITDA(i) to nominal gross interest	1.3x	1.0x	0.7x	4.1x	4.2x
EBITDA(i) to net interest expense(h)	1.5x	1.2x	0.8x	5.1x	5.5x
EBITDA(i) to net interest expense(h) plus capitalized interest	15x	1.2x	0.7x	4.5x	5.0x
Operating cash flow(j) to nominal gross interest	1.5x	1.5x	0.3x	0.8x	2.5x
Earnings to fixed charges(k)	(0.1x)	1.3x	(4.5x)	3.0x	3.2x
Short-term debt to operating cash flow(j)	9.9x	8.6x	35.3x	6.7x	1.7x

Selected Operating Data:
Total number of customers	1,986,149	1,957,243	1,943,613	1,936,557	1,905,633
Residential	1,910,304	1,881,200	1,864,911	1,856,524	1,826,658
Other	75,845	76,043	78,702	80,033	78,975
Kilometers of pipeline	15,840	15,780	15,774	15,679	15,022
Total number of employees	1,014	987	1,005	1,033	1,047
	Year Ended December 31,
	2004		2003		2002		2001		2000
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm transportation capacity	23.4	826.4	22.8	805.2	22.8	805.2	22.8	805.2	21.7	765.6
Average daily volume	23.0	812.4	19.1	672.6	16.4	578.6	17.8	628.9	20.2	714.1
Firm (including residential)...	11.5	406.2	11.1	390.2	10.4	368.0	10.3	361.8	11.7	413.9
Interruptible	11.5	406.2	8.0	282.4	6.0	210.6	7.5	267.1	8.5	300.2
Load factor(m)	98.2%		83.5%		71.9%		78.1%		93.1%

Volumes Delivered:
Average daily volume	22.1	781.8	18.2	643.6	15.8	556.9	17.3	610.7	19.6	691.8
Firm (including residential)	11.1	390.9	10.6	373.4	10.0	354.2	10.0	351.3	11.4	400.8
Interruptible	11.1	390.9	7.6	270.2	5.8	202.7	7.3	259.4	8.2	291.0

      __________

      Notes:

      (a) Represents gross revenues.

      (b) Represents gross revenues less turnover tax.

      (c) Under Argentine GAAP, gross profit is defined as sales less operating costs, which exclude administrative, selling and other expenses.

      (d) Includes mainly exchange differences from our foreign currency-denominated assets and liabilities, results of exposure to inflation, holding results, interest income from our interest-bearing assets and interest expense from our outstanding debt.

      (e) Current assets minus current liabilities.

      (f) Total financial debt plus total shareholder's equity.

      (g) Represents additions (excluding materials) and transfers to property, plant and equipment.

      (h) Nominal gross interest less interest income.

      (i) "EBITDA" is defined as earnings before interests, income tax and depreciation and amortization. For the purpose of this measure we consider all financial and holding results as interest. EBITDA is presented because management believes it is a meaningful measure of our performance and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA is not a measure of financial performance under Argentine GAAP and should not be considered as an alternative to (i) operating income or any other measure of performance under Argentine GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity. EBITDA is a "non-GAAP financial measure", as this term is defined under the U.S. Securities Act of 1933, as amended. As a result, we have reconciled EBIDTA to cash flows from operating activities, the Argentine GAAP Financial measure which we believe to be most comparable to EBITDA.

Year Ended December 31,
(in thousands of US$)		(in thousands of Pesos)
	2004 (2)	2004	2003	2002	2001	2000
Net cash provided by operating activities	53,913	160,607	165,121	40,561	64,385	188,591
Financial and holding results (not using funds)	35,071	104,476	103,257	137,318	56,698	54,076
Net book value of fixed assets retired	(709)	(2,111)	(3,622)	(17,656)	(8,299)	(6,913)
Allowance for doubtful accounts	(2,642)	(7,871)	(6,187)	(34,449)	(12,236)	(13,918)
Allowance for inventory obsolescence	(319)	(950)	(401)	(220)	(1,309)	(3,411)
Contingencies reserve	-	-	(1,677)	-	(69)	(299)
Materials consumed	(547)	(1,631)	(16,456)	(1,384)	(2,300)	(5,339)
Financial cost tax	-	-	-	98	988	-
Changes in assets and liabilities	(35,767)	(106,550)	(129,739)	(42,642)	142,260	106,921
Write-off of US PPI adjustment to tariffs	-	-	-	-	73,392	-

EBITDA	49,000	145,970	110,296	81,626	313,510	319,708

      __________

      Notes:

      (j) Net cash provided by operating activities, as derived from the statements of cash flows contained in the corresponding financial statements.

      (k) Represents the ratio of (1) income before taxes plus fixed charges (other than capitalized nominal interest) to (2) total fixed charges. Fixed charges consist of nominal gross interest and one-third of rental expenses (the amount deemed representative of the interest factor).

      (l) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

      (m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

      (2) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for December 31, 2004, which was Ps.2.9790 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".
      Exchange Rate Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2004, the Peso/U.S. Dollar exchange rate was Ps.2.9790 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.
	Observed Exchange Rates (Ps. Per U.S.$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

1999	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
2001 (d)	1.0000	1.0000	1.0000	N/A
2002	3.9000	1.7000	3.1500	3.3700
2003	3.2100	2.8000	2.9530	2.9350
2004	3.0600	2.8030	2.9434	2.9790
Month Ended January 31, 2005	2.9700	2.9220	2.9454	2.9240
Month Ended February 28, 2005	2.9380	2.8940	2.9185	2.9380
Month Ended March 31, 2005	2.9570	2.9110	2.9259	2.9170
Month Ended April 30, 2005	2.9190	2.8790	2.9007	2.9100
Month Ended May 31, 2005	2.9000	2.8830	2.8907	2.8830
June 1 through June 15, 2005	2.8960	2.8730	2.8879	2.8770

      __________

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

We are an Argentine corporation, or sociedad anónima, and substantially all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

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

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/1991, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required that Banco Central de la República Argentina, or the "Central Bank", maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product, or "GDP", to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001, and 10.9% in 2002. Beginning in the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposal of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, certain of which are still in effect. On December 6, 2001, the Argentine government suspended payment on certain of Argentina's foreign debt. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of President Eduardo Duhalde by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Central Bank regulation or legislation passed by the Argentine Congress, including:

  ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodríguez Saá;
  amending the Convertibility Law to end the fixed rate of exchange of one Peso per U.S. Dollar, with the resulting volatility and devaluation of the Peso;
  converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans, or "pesification" at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia) or "CER" or in salaries (Coeficiente de Variación de Salarios) or "CVS", as the case may be;
  converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. Dollar plus an adjustment pursuant to CER;
  requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S.$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of others currencies);
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

Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and continue to have a material adverse effect on private sector entities, including us. In addition, the general economic situation in Argentina, including high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate.

Although economic indicators of the Argentine economy stabilized in 2003 and 2004, including an increase in GDP of 8.7% in 2003 and 9.0% in 2004, lower rates of inflation and a stabilization of the exchange rate of the Peso against the U.S. Dollar, we cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law may continue to adversely affect us.

Argentina's insolvency and default on its public debt could prolong the current financial difficulties.

Due to a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund, or the "IMF", suspended further disbursements to Argentina. This decision deepened Argentina's economic and political crisis.

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

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately U.S.$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaced Argentina's prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of U.S.$3.8 billion in payments Argentina was scheduled to make through August 2003. On September 10, 2003, the Argentine government and the IMF reached an agreement, or the "IMF Agreement," to postpone for a period of three years the maturity date of certain amounts owed by Argentina to the IMF and other international credit organizations including the World Bank, the Interamerican Development Bank and the Paris Club creditors. The IMF Agreement included several obligations of the Argentine government, including the obligation to renegotiate its debt with private creditors, to renegotiate agreements with public utility companies and to review the tariffs charged under such agreements in light of the interests of users, the income of such companies and the possible effect of such renegotiation on the distribution of income.

In an effort to restructure its sovereign debt held by private sector investors, or the "Restructuring", the Argentine government has offered its creditors three types of bonds in exchange for the Argentine sovereign debt they hold as well as bonds in lieu of past due interest on such sovereign debt. As of the date of our Annual Report, approximately 76% of these creditors have accepted the terms of the Restructuring. However, certain of those investors who rejected the Argentine government's offer have instituted legal proceedings against the Argentine government to enforce their Argentine sovereign debt.

In one such proceeding, two hedge funds in New York had secured over U.S. $7 billion in bonds that are subject to Argentina's debt restructuring. The New York Federal Court of Appeals ruled against these hedge funds stating that they did not have the right to freeze these bonds and allowed the Argentine government to deliver these bonds to creditors who had accepted the exchange offer pursuant to the Restructuring. On June 2, 2005, the Argentine government exchanged U.S.$81.8 billion of its sovereign debt with creditors pursuant to the Restructuring.

Creditors representing arpproximately 24% of the Argentine government's sovereign debt have not participated in the Restructuring. We cannot predict if the restructuring process undertaken by the government or any other restructuring it may propose to creditors who did not participate in the Restructuring will end in a successful restructuring of the Argentine sovereign debt, or the consequences that failure to restructure such debt may have on the Argentine economy.

The Argentine government's difficulties in obtaining financing can be expected to significantly affect its ability to implement any reforms and restore economic growth. This may result in deeper recession, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

The Argentine financial system is gradually recovering, but is still dependent on governmental compensation in order to prevent future collapses.

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. Dollar reserves of local banks, on December 1, 2001 the De la Rúa administration restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows. These measures, known as the "corralito", were replaced by the Duhalde administration which, in an attempt to stop the continuing drain on bank reserves, implemented measures, known as the "corralón", which regulated how and when money in savings and checking accounts and maturing term deposits would become available to depositors. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately Ps.13.0 billion were withdrawn from banks as the result of judicial orders, an average of Ps.109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/2002, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into Peso-denominated deposits. The disparity between the rate of conversion to Pesos of foreign currency-denominated deposits with the financial institutions in the Argentine financial system and the rate of conversion to Pesos of foreign currency-denominated loans by those financial institutions, referred to as "asymmetric pesification", had a substantial material adverse effect on the financial condition of those financial institutions. In order to mitigate such adverse effect, the Argentine government adopted Decree No. 214/2002, Decree No. 905 and other applicable resolutions to compensate those financial institutions for the damages they suffered on account of asymmetric pesification of loans and deposits.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to Pesos of U.S. Dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/2002. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. However, in July 2004, the Supreme Court rejected the claim of an investor who had voluntarily accepted pesification of his deposits and was claiming the difference between the value of those pesified deposits and the value of those deposits in U.S. Dollars. In October 2004, the Supreme Court further determined that mandatory pesification was a reasonable measure for the Argentine government to have taken due to the economic crisis and the resulting run on deposits.

Through Decree No. 739/2003 dated March 28, 2003 the Argentine government made a further attempt to eliminate the corralón by giving holders of deposits originally denominated in foreign currency the option to exchange such deposits for Pesos at a rate of Ps.1.40 per U.S.$1.00 (in the case of deposits originally denominated in U.S. Dollars) or at a comparable rate (in the case of deposits originally denominated in another foreign currency) adjusted pursuant to the CER, plus accrued interest, and for 10-year U.S. Dollar-denominated bonds to be issued by the Argentine government in an amount equal to the difference between the amount in Pesos to be received by the depositors and the Peso equivalent of the amount of the original deposit at the exchange rate applicable on April 1, 2003. This offer was accepted by holders of approximately 50% of such deposits.

Compensation from the government to financial institutions in the Argentine financial system as a result of the asymmetric pesification of loans and deposits and an increase in lending by the financial system to the private sector has been necessary in order to prevent future collapses that could hold back the current pace of recovery of the Argentine economy. Any such collapse and its effects on our customers would have a material adverse effect on us, including lower usage of the services we provide and a high level of uncollectible accounts.

The relative stability of the exchange rate and the lower inflation rate and higher investor confidence in 2003 and 2004 as compared to the 2001 to 2002 period have led to a gradual increase in the level of deposits with the financial system during 2003 and 2004. In 2003, certain interest rates dropped due to the higher liquidity of the financial system resulting from the fact that loans by financial institutions have not increased as much as the rate of increase in deposits. In 2004 deposits increased as a result of the Argentine government's deposits due to high fiscal surpluses. Notwithstanding the existence of higher liquidity levels, we cannot assure you that companies, like us, with foreign currency denominated financial debt will obtain sufficient funds to refinance their debt.

The stability of the Argentine banking system is uncertain

Due to the above mentioned financial difficulties, extreme volatility and uncertainty created by court decisions, the Argentine banking system as a whole may be subject to a lack of confidence, and a large number of depositors may seek to withdraw all of their deposits and convert their Pesos into Dollars in the future. If this happens, the Argentine government may be required to provide additional financial assistance to banks. If the Argentine government is not able to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the Argentine financial system.

The Argentine banking system's collapse or the collapse of one or more of the larger banks in the system would have a significant adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent or uncollectible accounts.

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

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 15, 2005 the exchange rate was Ps.2.877 per U.S. Dollar. See "— Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

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

We realize substantially all of our revenues in Argentina and in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 12% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2004, our debt in foreign currency was the equivalent of U.S.$509.9 million (including default interest).

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

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2003 the Argentine consumer price index increased by 3.7% and the wholesale price index increased by 2.0%. During 2004, the Argentine consumer price index increased by 6.1% and the wholesale price index increased by 7.9%. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected.

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

We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See "-Risk Factors Relating to Us".

Exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Beginning in December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified from the time they were first enacted and which applied to us, have recently been lifted. Currently, local companies may, without the Central Bank's approval: (a) transfer funds abroad for the payment of interest when due (or up to 15 days in advance of the due date) and pay interest in the context of a restructuring process, and (b) transfer funds abroad for the payment of principal at maturity (or up to 15 days in advance of the due date) and prepay principal in the context of a restructuring process, provided that (x) the amount prepaid does not exceed the present value of the debt which is being prepaid, and (y) the new terms and conditions of the restructured debt, including the amounts prepaid, do not result in an increase of the present value of the entire debt. The present value is to be calculated based on the implied interest rate for U.S. Dollar forward transactions in regulated markets. Prior to the transfer of funds abroad for the payment or redemption of principal and interest, the financial entity making the transfer must verify that the debtor has complied with all information requirements.

In addition, futures contracts, forward contracts and other derivative instruments, with some exceptions, have to be approved by the Argentine Central Bank, upon agreement and to obtain foreign currency to settle such transactions.

Argentine residents earnings in foreign currency in connection to the sale of nonfinancial and nonmanufactured products such as patents, commercial brands, copyrights, royalties, licenses, concessions, leases and other transferable contracts, must be exchanged in the local foreign exchange market, within thirty (30) days from the date of the reception of the funds, in Argentina or abroad. Access to the foreign exchange market is limited to Argentine residents and Argentine companies who desire to make a portfolio or other liquid investments abroad, as long as they comply in a timely manner with their payments of their foreign debt.

Pursuant to Decree No. 616/2005, (i) new foreign indebtedness shall be for not less than 365 days, except foreign trading financing and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange and (ii) any entrance of funds of nonresidents aimed at (a) holdings of local currency; (b) acquisition of financial assets or liabilities excluding direct foreign investment and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange; and (c) investment in sovereign debt securities acquired in the secondary market; is subject to the following restrictions: (a) such funds can be transferred abroad after a 365-day term; (b) the foreign currency must be exchanged in the local foreign exchange market and deposited in a local financial institution; and (c) the investor shall make a deposit of 30% of the relevant investment amount for a 365-day term.

We cannot assure you that further restrictions on transfers of funds abroad will not be established or reinstated and, if they are, whether they will prevent us from servicing our foreign currency-denominated financial debt.

Risk Factors Relating to Our Business

The effects on us of the current macroeconomic crisis in Argentina and of recent changes in regulations have given rise to conditions that raise substantial doubts about our ability to continue as a going concern.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2004 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2004 do not include any adjustments that might result from the outcome of this uncertainty. See Item 18: "Financial Statements".

On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License.

As of December 31, 2004 our aggregate financial debt amounted to Ps.1,597.8 million (the equivalent of U.S.$536.4 million at that date). On March 25, 2002, we suspended principal and interest payments on all of our financial indebtedness and we are currently managing our cash flow in order to be able to continue to provide legally mandated licensed public services. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources".

Our results of operations, financial condition and cash flows have been materially and adversely affected as a direct result of several crisis-related events:

  the conversion to Pesos of our U.S. Dollar-denominated tariffs on a one-to-one basis, leading to a mismatch between our Peso-denominated cash flow and foreign currency-denominated debt payments;
  the massive devaluation of the Peso which has correspondingly reduced the real value of our tariffs and increased the Peso amount of our indebtedness;
  the freezing of our tariffs; and
  the deterioration in the ability of our customers to pay their bills. See "— Risk Factors Relating to Argentina-Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina".

As a result of our suspension of payments of principal and interest on our financial debt, our creditors are entitled to require immediate repayment of so much of such debt as has not already matured and to seek to exercise remedies, including without limitation, seeking to obtain and enforce attachment against our assets. If we are not able to reach a satisfactory agreement with our creditors we will likely be forced to conduct reorganization or liquidation proceedings, which could cause the forfeiture of our License. See Item 4: "Information on the Company— Business Overview— Regulatory Framework— The Gas Act and Our License-Penalties and Revocation".

On December 31, 2003, we received a notification from Citibank, N.A., acting as trustee for the Floating Rate Series C Notes, announcing the acceleration of such notes. As of the date of our Annual Report, two bankruptcy proceedings have been brought against us by holders of our notes, or "negotiable obligations". Both bankruptcy petitions were dismissed, after we deposited the amounts claimed with the courts as proof of our solvency.

On November 7, 2003, we publicly announced an APE Solicitation, of consent from our financial creditors to an APE, an out-of-court reorganization agreement which would have the effect of restructuring all our financial debt. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt" for a description of our debt restructuring plan.

In addition to rights granted by law to our bank creditors to set off against our deposits with them amounts we owe them, certain of our agreements with certain of our bank creditors contain provisions authorizing them to debit our accounts for amounts we owe them or to set off such amounts against our deposits with them. One of our bank creditors has exercised its right to such setoff and we cannot assure you that one or more of our bank creditors will not avail themselves of their rights and provisions or that, if they do, the resulting debits or setoffs will not have a material adverse effect on us.

In order to ensure the continuity and quality of public utility services, Decree No. 1834/02 provided that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 would cause the termination of our License. Law No. 25,972 extended this term until December 31, 2005. We cannot assure you that this Decree will remain in effect after that date or that a failure to refinance our debt may not have a material adverse effect on us.

In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result.

In January 2002, pursuant to the Public Emergency Law, the tariffs which we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the body established by the Argentine government to renegotiate such contracts, or the "Renegotiation Commission," regarding the tariffs we may charge in the future.

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

The outcome of our License and tariff renegotiation is uncertain both as to its timing and final form. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2002 was 119% and 41%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 237% during that year. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2003 was 2.0% and 3.7%, respectively, and the revaluation of the Peso against the U.S. Dollar amounted to 12.9% during such year. Inflation in terms of the wholesale price index and the consumer price index for the year ended December 31, 2004 was 7.9% and 6.1%, respectively, and the devaluation of the Peso against the U.S. Dollar amounted to 1.5% during such year.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner that will not have a material adverse effect on us.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/2003, which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and Resolution No. 2,787/2003 issued by ENARGAS, provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels.

In October 2004 ENARGAS issued Resolution No. 3,092/2004 which established a new tariff framework applicable to the period from October, 2004 to April, 2005. This new tariff framework is in accordance with Resolution No. 208/2004 which represents an agreement among gas producers and ENARGAS. We cannot assure you that we will receive any further interim tariff increases, or if we do, that we will not be enjoined from increasing our tariffs pursuant to any such increase. Furthermore, even if we are successful in obtaining approval of our proposed tariff increases, we cannot assure you that such increases will not result in greater rates of payment default by our customers.

Future negative economic developments may result in the adoption of further measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

The energy industry in Argentina has experienced an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers.

Under the Public Emergency Law, gas distribution and transportation tariffs were converted from U.S. Dollars to Pesos at a one-to-one rate and were frozen and the price charged by producers of natural gas was pesified and frozen, resulting in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of the unfavorable economic environment, produced a large disparity between demand for and supply of natural gas and gas transportation capacity.

Further, pursuant to Resolution No. 208 issued by the Energy Secretariat, Notes Nos. 2,975, 3,332 and 3,674 issued by ENARGAS and Note No. 671 issued by the Federal Planning Ministry, ENARGAS is permitted to redistribute gas volumes that we have contracted to receive from gas producers under our renegotiated gas agreements to other gas distribution companies.

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

We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance. As a result of the economic volatility experienced in Argentina since 2001, the Argentine government has put in place various regulatory measures, including, for example, the creation of an electronic gas market, a trust fund for investment in natural gas transportation and distribution authorizing the Energy Secretariat to enter into agreements with natural gas producers to adjust the price of natural gas at transportation system entry point, or "TSEP," suspension of exports of natural gas and setting of certain discounts or surcharges to certain users, that impact the operations of gas distribution companies, including us.

On August 24, 2004, the Executive Power submitted a proposed bill to Congress which sets forth a new regulatory framework for public services rendered by companies (including us) created by the privatization of state-owned utilities. If approved, the bill would apply to holders of existing and future concessions and licenses to render public services (including our License). The proposed bill provides for a material alteration of the framework under which we are currently operating. Although the proposed bill provides that holders of licenses or concessions should be entitled to a reasonable return on their investments, it grants the Executive Power the right, among others, to impose on utilities a requirement to make certain investments (which may not be profitable to us), the obligation to subsidize part of the tariffs charged to certain economically disadvantaged customers. The proposed bill also provides that the Argentine government shall be entitled to vary the terms and scope of the License or concession, in pursuing the public interest. The exercise by the Executive Power of the rights granted to it by the proposed bill may affect substantial terms of our License (such as tariffs) and the conditions under which we render our services.

We cannot assure you that the interpretation and application of the above mentioned regulations, together with any changes to the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-New Regulations".

We have been subject to, and may continue to be subject to, adverse tariff adjustments.

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. ENARGAS' interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulated the public service of gas distribution in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.30.0 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, could materially and adversely affect us. See Item 4: "Information on the Company— Business Overview— Tariffs— US PPI Adjustments to Tariffs and Related Disputes", "-Information on the Company-Tariffs— Gas Purchase Price Adjustments to Tariffs and Related Disputes" and "Information on the Company— Business Overview— Regulatory Framework".

On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the US Producer Price Index Industrial Commodities, or "US PPI", as contemplated by our License prior to the enactment of the Public Emergency Law. The US PPI adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. ENARGAS' failure to include a US PPI adjustment was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI to our tariffs for the first half of 2000. See Item 4: "Information on the Company— Business Overview— Regulatory Framework— Tariffs".

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

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled US PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to US PPI adjustments to those tariffs which we had paid to Transportadora de Gas del Sur S.A., or "TGS"and Transportadora de Gas del Norte S.A., or "TGN".

In May, July and August 2002, ENARGAS issued resolutions authorizing tariff increases from May 1, 2002 pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead. In addition, pursuant to Decree No. 146/2003 and ENARGAS' Resolution No. 2,787/2003 issued on January 30, 2003, a "social tariff" was created in order to reduce the price of gas for poor and unemployed users. Such reduction of the "social tariff' is offset by an increase in the tariffs charged to other users. A few days later, the court suspended these increases, following the injunctions filed by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain advocacy organizations. However, the special tariff was left in place.

As noted in Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-term Gas Purchase Contracts", we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass through to our tariffs the full cost of these spot purchases.

Pursuant to the Public Emergency Law, the Argentine government is causing us to renegotiate our License and our tariffs. The outcome of our License and tariff renegotiation could materially and adversely affect our operations and financial results.

In January 2002, pursuant to the Public Emergency Law, the tariffs, which we charged our users were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the Renegotiation Commission regarding the tariffs we may charge in the future.

Although the renegotiation process has commenced and is ongoing, the outcome of the tariff renegotiation is uncertain, both as to its timing and final form. Therefore, we cannot assure you if and when the renegotiation process will conclude, whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable) or that the tariffs that result from the renegotiation will maintain their value in U.S. Dollars or Pesos. As a result of this uncertainty the outcome of the renegotiation of our License and tariffs could have a material adverse effect on our results of operations and profitability.

The deterioration of the Argentine economy and the effects of pesification on us may require us to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to be dissolved and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which once more causes our assets to exceed our liabilities. On July 16, 2002 the Argentine government issued Decree No. 1,269/2002, which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. This term was extended until December 10, 2004 by Decree No. 1,293/2003 and further extended until December 10, 2005 by Decree No. 540/2005. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

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

As of March 31, 2005, we had outstanding negotiable obligations due from 2002 to 2004 in the principal amounts of U.S.$230.0 million and Euros 109.5 million and bank financing totaling the equivalent of U.S.$73.9 million.

On November 7, 2003, we publicly announced an APE Solicitation, of consents from our financial creditors to an APE, an out-of-court reorganization agreement which would have the effect of restructuring all our financial debt comprising all financial creditors including those creditors who have not consented to the APE. As of May 18, 2005, powers of attorney and support agreements have been received with respect to Ps.77.3 million principal amount of our existing debt. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt" for a description of our debt restructuring plan.

While we are engaged periodically in discussions with our financial creditors that have not accepted our APE Solicitation with a view to agreeing with them on mutually satisfactory terms on which our financial debt may be restructured, we can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us. Should we not succeed in renegotiating substantially all of our debt obligations, we will not have sufficient funds to meet our financial liabilities to our creditors as they come due. We cannot assure you as of the date of our Annual Report that we will be successful in renegotiating our financial liabilities. See Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt".

Our financial condition and results of operations may be materially and adversely affected if we are unable to obtain sufficient volumes of gas or transportation capacity.

We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2002, 2003 and 2004.

Due to the increase in demand for natural gas and shortages in both supply and transportation capacity, we may be unable to supply all gas demanded by our customers on certain days during the year. In such cases our License requires us to interrupt deliveries to our industrial and compressed natural gas, or "CNG", customers before interrupting supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS. In such cases, after an administrative proceeding we might be subject to a fine of up to U.S.$500,000 and eventually to a cancellation of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

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

As noted above under "— Demand for our services is highly sensitive to weather conditions in Argentina", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2005, however, because of possible increases in our expenses attributable to shortages in gas and transportation supply, including:

  Relatively high prices in the spot market. We purchase approximately 80% of the gas we require under long-term contracts and purchase the balance in the spot market. In addition, the Energy Secretariat and ENARGAS have determined that natural gas that we would otherwise supply to our customers under our existing supply agreements with such customers should be redirected to other gas users. This redirection may result in the purchase of greater volumes of natural gas by us in the spot market. We expect the spot market price for gas during the winter 2005 period to be between two and three times higher than the price we pay for gas under our long-term contracts and we believe that it is unlikely that we will be able to pass through to our customers the higher prices that we pay in the spot market, thus increasing our expenses without an offsetting increase in our revenues.
  Insufficient long-term firm transportation. Because of the increase in demand for natural gas outlined under "— The energy industry in Argentina may experience an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers" , any increase in demand for natural gas due to cold weather, lower hydroelectric power generation or the lower cost of natural gas relative to other fuels could cause us to require more transportation capacity than that for which we have contracted. As a result, we will have to acquire additional transportation capacity under so-called "peaking agreements" under which our cost of transportation is up to three times higher than what we pay under our long-term transportation contracts. We believe that it is unlikely that we will be able to pass through to our customers a substantial portion of any payments we are required to make under peaking agreements.
  Power plant fines. Our contracts with our power plant customers permit us to interrupt our supply of gas to them within certain limits. If we exceed these limits we are required to pay fines to our power plant customers, which fines increase with increases in the contracted volumes that we do not deliver. An increase in demand from our uninterruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2005 in comparison to such payments in 2004.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2001, the price of fuel oil decreased as a result of lower oil prices, although gas prices continued to be more economical than other alternate fuels. In 2002, 2003 and 2004 the price of fuel oil increased as a result of higher oil prices and of the devaluation of the Peso as did the price of other alternate fuels such as gasoline or diesel fuel. In 2002 and 2003, natural gas prices remained frozen. In 2004, natural gas prices increased as a result of the 2004 Agreement. However, natural gas prices continued to be more economical compared to alternate fuels.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' operating efficiency will increase output under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil.

For the abovementioned reasons and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of gas-oil, gasoline or diesel fuel, demand for natural gas and transportation and distribution services from our electric generating customers and our CNG customers has increased. In 2004, our gas deliveries to power plant and CNG customers accounted for approximately 50% of our gas deliveries to all users, approximately 19% of our sales, approximately 9% of our gas deliveries to all customers and approximately 11% of our sales, respectively. See Item 5: "Operating and Financial Review and Prospects-Operating Results".

No assurance can be given that future increases in natural gas prices or decreases in gas-oil, gasoline and diesel fuel prices would not render the latter more economical to users and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Compressed Natural Gas Service".

Our revenues may be adversely affected by the right of our clients to bypass our services.

Although our License grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for delivery of gas. In such cases, the users pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, users may build a direct connection to a transmission system while still purchasing gas from us and paying us a tariff to cover the cost of the purchased gas. Customers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

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

We have built strong working relationships with many of our major users and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our users will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. On June 1, 2000, ENARGAS issued Resolution No. 1,748/2000 which introduces amendments to the Service Regulation for "Small" and "Large" General Service Users, with alternatives for the purchase of gas and/or transportation from third parties, reducing the benchmark volume limit from 10,000 CM (353 MCF) to 5,000 CM (177 MCF) per day and further reducing the limit for interruptible demand to 1.5 MMCM/year (53 MMCF/year) from 3.0 MMCM/year (106 MMCF/year) for distribution bypass. Additionally, the period to notify ENARGAS and the distribution companies of the intended bypass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding, seeking the suspension of such Resolution, which has not yet been resolved. See Item 4: "Information of the Company-Business Overview-Regulatory Framework". Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and liquid processed gas, or "LPG", for residential users and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial users a significant reduction in fuel costs.

We have been renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified.

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

On the effective date of the Public Emergency Law we were a party to several agreements which have been pesified, the most important ones being contracts for the purchase of natural gas, or "Gas Purchase Contracts", which are essential to the provision of our service.

Pursuant to the Public Emergency Law, producers were entitled to the pesified value of their existing purchase contracts with us, or the "Existing Contracts", plus the CER adjustment. During 2002 and 2003, we paid gas producers in Pesos, in accordance with the tariff chart approved by ENARGAS but we did not pay them the CER adjustment. Gas producers continued to reserve their rights to charge an amount equal to the Peso equivalent of the original Dollar price they were contractually entitled to under the Existing Contracts. During 2003, gas producers revised their initial claim for payment under the Existing Contracts and claimed instead the pesified value of the Existing Contracts plus the CER adjustment.

As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on revised volumes and take-or-pay obligations, or the "Revised Purchase Contracts". As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts.

On April 2, 2004, the Energy Secretariat and a large number of natural gas producers executed an agreement, or the "2004 Agreement", to set the price of natural gas at the transportation system entry point, or "TSEP", through 2006. The Ministry of Federal Planning, Public Investment and Services, or the "Federal Planning Ministry", confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). Gas purchase contracts renegotiated pursuant to such resolution due in December 2006. See Item 4: "Information of the Company-Business Overview-Regulatory Framework-New Regulations". During May and June 2004, we renegotiated all but one of these contracts and in May 2005, we renegotiated the last of these contracts. With respect to these renegotiated gas contracts, gas producers have waived their claims to both the Peso equivalent of the original Dollar price they were entitled to receive under the Existing Contracts and the pesified value of the Existing Contracts plus the CER adjustment provided the Government abides by the terms of the 2004 Agreement. There can be no assurance that the Government will continue to abide by the terms of the 2004 Agreement.

We have continued to insist on a fundamental principle of the regulatory framework under which we operate, namely, that we are entitled to pass through to our customers the price we pay for gas that we deliver to them. We anticipate that any increase, whether retroactive or prospective, in the price we pay for natural gas will be passed through to our customers. We are presently paying all of our gas producers the amounts agreed under the 2004 Agreement. However, we cannot assure you that any changes in the regulatory framework as to the terms of the 2004 Agreement will not have an adverse effect on our ability to pass through to our customers the price we pay for natural gas we deliver to them. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts".

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, that require us to pay for certain minimum volumes of gas even if we do not take such volumes.

As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2005 under those gas purchase contracts require us to pay for an average of 72% to 85% of the gas that we are entitled to purchase under such contracts.

While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2005 or any subsequent years. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts" and Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Take-or-Pay Obligations".

Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

Our License, the specific bidding rules, or the "Pliego", governing the privatization of Gas del Estado S.E., or "Gas del Estado", and the regulations issued pursuant to the law under which we were privatized, Law No. 24,076, or the "Gas Act", contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino S.A., or "Gas Argentino", of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine government, upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License. Furthermore, our bankruptcy would result in the revocation of our License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation". On September 17, 2002 the Argentine government issued Decree No. 1834/2002 (which shall remain in effect as long as the Public Emergency Law is in effect) which provides that the filing of reorganization proceedings or of a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

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

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of stamp taxes, they apply only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance, or "Tacit Acceptance Contracts". We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

We have been subject to various legal proceedings brought by the Province of Neuquén and the Province of Rio Negro, which we have vigorously defended. As of March 31, 2005 these Provinces allege that we owe approximately Ps. 234.6 million in stamp taxes.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes, if so required.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurance can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

TGS filed a declaratory action agaist the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all collection proceedings until the Supreme Court issues a final ruling. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the takeover date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 8: "Financial Information-Legal Proceedings-Stamp Tax".

We may be subject to certain liabilities to the government of the City of Buenos Aires and other municipalities deriving from the occupancy of public space.

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Spaces, or "SWA", entered into between public services companies and the Government of the City of Buenos Aires, or "GCBA", it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate". In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of Works in Public Spaces Rate", or the "Inspection Rate", which had the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2005, the GCBA alleges that we owe approximately Ps.10.2 million. We are continuing our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass through to the consumers the rate imposed by GCBA.

In 1998, GCBA created an Occupancy of Public Space Rate, or "Occupancy Rate" applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancey Rate. As of March 31, 2005, GCBA alleges that we owe approximately Ps.20.1 million.

In March 2005, the Energy Secretariat authorized Litoral Gas S.A., a gas distribution company, to include the Occupancy Rate amounts claimed by three municipalities of the Province of Santa Fe in the tariff paid by their customers. Due to GCBA's rejection of our administrative appeals we have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass through to consumers the rate claimed by GCBA.

We can give no assurance as to the outcome of such negotiations, whether other jurisdictions may claim similar levies or whether we will be permitted to pass through any final amounts claimed to our tariffs.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from US GAAP.

Risk Factors Relating to Controlling Shareholder

Since Gas Argentino owns a controlling majority of our shares, investors will not be able to affect the outcome of any shareholder vote.

Gas Argentino holds all of our shares of class A common stock, par value one Peso per share, or the "Class A Shares", representing 51% of our capital stock, and 49% of our shares of Class B common stock, par value one Peso per share, or the "Class B Shares", representing 19% of our capital stock. Gas Argentino has the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders and to elect the majority of the members of our Board of Directors and the majority of the members of our Supervisory Committee. In addition, pursuant to our by-laws, or the "By-Laws" the Class A shareholders have the power to elect two of the three members of our Supervisory Committee. Accordingly, our other shareholders are not able to affect the outcome of any shareholder vote, including the election of our Board of Directors.

    INFORMATION ON THE COMPANY
      Development.

      General

      We were formed in November 24, 1992 as a sociedad anónima under the laws of Argentina with a duration of 99 years. Our legal name is Metrogas S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

      Our administrative and registered office is located at Gregorio Ar< oz de Lamadrid 1360, (1267) Buenos Aires, Argentina, and our telephone number is (54-11) 4309-1434. At December 31, 2004, we employed approximately 1,014 people and we have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States with respect to matters relating to our ADR's listed on the New York Stock Exchange is CT Corporation System.

      As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We made capital expenditures aggregating approximately Ps.524.9 million from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of our gas distribution network. During 2004, 2003 and 2002, our capital expenditures amounted to approximately Ps.31.1 million, Ps.14.2 million and Ps. 20.2 million, respectively. For the three month period ended as of that date our capital expenditures amounted to Ps.7.3 million. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to
      Us-On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License".

      Privatization of Gas del Estado and the Creation of MetroGAS

      Prior to being privatized, Gas del Estado, a state owned corporation formed by the Argentine government, owned and operated virtually all natural gas transportation and distribution facilities in Argentina. Through high-pressure transportation pipelines measuring approximately 10,590 km in length, Gas del Estado transported gas from producing basins located primarily in western, northwestern and southern Argentina to distribution areas for delivery to customers.

      Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia which purchased them. The Argentine government retained ownership of a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine government has sold much of such retained ownership in certain of the privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine government's shares in us were transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada, or the "PPP". See Item 7: "Major Shareholders and Related Party Transactions— Major Shareholders".

      The Argentine government promulgated detailed bidding procedures governing the privatization of Gas del Estado. Such procedures were contained in the Pliego. The Pliego required that the bidding group for a gas distribution company include among its members a designated technical operator with experience in operating a gas distribution company serving at least 500,000 residential customers. The technical operator was required to enter into a technical assistance agreement under which it would provide us with, among other things, certain technical and managerial assistance. See "— Business Overview-Agreements with BG Group— Technical Assistance Agreement".

      The Pliego required that each bid be composed of a specific U.S. Dollar amount payable partially in cash and partially in Argentine public, foreign and domestic debt instruments plus a fixed amount of U.S.$62 million to be paid in cash on December 28, 1992, or the "Takeover Date", representing certain liabilities of Gas del Estado to the Argentine government. After various rounds of bidding, a consortium, or the "Consortium", composed of British Gas plc, Perez Companc S.A., or "Perez Companc", Astra Compañía Argentina de Petróleo S.A., or "Astra" and Invertrad S.A., or "Invertrad", was successful with a bid of U.S.$300 million plus the mandatory amount of U.S.$62 million. As a result, the bidding price for the 70% majority interest in us amounted to U.S.$362 million.

      The Consortium formed Gas Argentino, in order to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders". British Gas plc, or British gas, qualified as the technical operator, or the "Technical Operator", of the Consortium. See "— Business Overview-Agreements with BG Group-Technical Assistance Agreement".

      Pursuant to the privatization of Gas del Estado, a Transfer Agreement was entered into on the Takeover Date among the Argentine government, Gas del Estado, British Gas plc, Perez Companc, Astra, Invertrad, Gas Argentino and us, or the "Transfer Agreement". The Transfer Agreement provided for the transfer to us of the assets of Gas del Estado associated with the distribution system within our service area.

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

      On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd., currently known as Argentina Private Development Co., Ltd. or "APDC". On November 12, 1993, British Gas plc transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V., or "BGNH", a wholly owned subsidiary of British Gas plc. On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra and APDC, pro rata on the basis of their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V., or "BGI", an entity ultimately controlled by BG Group plc, or "BG Group". Astra merged with YPF effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. On the date of this Annual Report BG Group indirectly owns 54.67% of Gas Argentino and YPF directly owns 45.33% of Gas Argentino.

      The Argentine Natural Gas Industry

      The information concerning the Argentine natural gas industry set forth below has been prepared based on materials obtained from public sources, including Gas del Estado, the Energy Secretariat, public laws, decrees and regulations and other sources identified below. The information has not been independently verified by us or by our advisors.

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

      The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us, and Gas Natural BAN S.A., or "BAN". We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 26.0% of total deliveries of all gas distribution companies in 2004, and we serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the City of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.4% of the total deliveries of all gas distribution companies in 2004, serving the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 13.2% of the total deliveries of all gas distribution companies in 2004, serving the market area generally covering southern Argentina. BAN is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 11.3% of total deliveries of all gas distribution companies in 2004, serving an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (which covers the northwest of the Province of Buenos Aires) and Gasnea S.A. (which serves the northeastern Argentina).

      Gas del Estado's transportation assets were divided on a broad geographical basis into a northern and a southern trunk pipeline system designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our distribution system is directly connected to the southern trunk pipeline system operated by TGS, our primary gas transportation supplier. In addition, we are connected indirectly to the northern trunk pipeline system operated by TGN, through a large diameter, high pressure ringmain around Buenos Aires and through a pipeline of a neighboring distribution company.

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

      Supply of and Demand for Natural Gas

      Natural Gas Consumption and Demand

      World natural gas reserves and world demand for natural gas have each increased significantly in recent years. Natural gas is widely distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages as compared to these other energy sources resulting from lower byproduct discharges. A 2004 United States Energy Information Administration international energy outlook forecasted a 54% increase in worldwide energy requirements by 2025 from 2001 levels, with nearly 67% of that increased demand expected to be filled by natural gas.

      Argentina has a well-developed natural gas market, where natural gas constitutes approximately 46% of total primary energy consumed. Natural gas consumption in Argentina has increased approximately more than three times its consumption in 1980, from approximately 9.3 BCM (328 BCF) in 1980 to 33.5 BCM (1,183 BCF) in 2004. Such increases reflect energy substitution by end users, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. Also, natural gas has experienced a significant increase in energy market share in recent years. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in winter. Despite the relatively high market share of natural gas compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

      The following table sets forth the total Argentine consumption of natural gas by class of user as at December 31 for the calendar years indicated:

      Consumption of Natural Gas
	1990	1995(b)	1998(b)	1999(b)	2000(b)	2001(b)	2002(b)	2003(b)	2004(b)
Residential
MMCM	4,346	5,756	5,878	6,557	6,967	6,717	6,656	6,862	6,910
BCF	153	203	208	232	246	237	235	242	244
Commercial
MMCM	521	948	949	1,016	1,053	1,008	987	1,021	1,119
BCF	18	33	34	36	37	36	35	36	40
Industrial
MMCM	6,114	7,658	8,506	8,076	8,055	7,477	7,684	8,337	8,771
BCF	216	270	300	285	284	264	271	294	310
Electric power plants
MMCM	5,319	5,549	5,709	6,895	7,141	6,034	4,827	5,910	7,199
BCF	188	196	202	243	252	213	170	209	254
Government entities
MMCM	1,054	224	277	324	340	352	353	389	369
BCF	37	8	10	11	12	12	12	14	13
CNG(a)
MMCM	218	1,007	1,412	1,509	1,677	1,851	2,040	2,640	3,044
BCF	8	36	50	53	59	65	72	93	108
Others
MMCM	207	241	249	274	293	291	328	367	405
BCF	7	9	9	10	10	10	12	13	14
Total
MMCM	17,779	21,382	22,980	24,651	25,526	23,730	22,876	25,527	27,817
BCF	627	755	812	871	901	838	808	901	982

      __________

      Notes:

      (a) Primarily used for automobiles.

      (b) Estimated total consumption for 1995, 1998, 1999, 2000, 2001, 2002, 2003 and 2004 is somewhat larger than consumption for such years shown in the table since it includes uses not listed in the table, including deliveries of gas made by transportation companies, gas delivered to replace calorific value of gas utilized for processing at the General Cerri plant and in-kind allowances.

      Sources: Argentine Energy Secretariat 1992 Annual Report, 1985 and 1991 Yearbooks of Gas del Estado. Data for 1995, 1998, 1999, 2000, 2001, 2002, 2003 and 2004 were compiled from information provided by CAMMESA and ENARGAS.

      Gas Supplies

      Argentina had proven natural gas reserves estimated at 612,496 MMCM (21,630 BCF) in 2003 with an estimated reserve life of 12 years. In 2002, Argentina's proven natural gas reserves were estimated at 663,523 MMCM (23,432 BCF), with an estimated reserve life of 13 years. In 2001, Argentina's proven natural gas reserves were estimated at 763,526 MMCM (26,964 BCF), with an estimated life of 17 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 52,310 MMCM (1,847) during 2004, 50,599 MMCM (1,787 BCF) during 2003 and 45,770 MMCM (1,616 BCF) during 2002. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral and Golfo San Jorge in the south of Argentina (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquén and Austral, which together contain approximately 93.7% of Argentina's proven natural gas reserves and accounted for approximately 92.5% of its production of natural gas during 2004. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts". TGS transports natural gas from the Neuquén basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquén basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2004, approximately 62% was originated in the Neuquén basin, and the remaining 38% was originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data are estimated as of December 31, 2003 and production data are estimated as of December 31, 2004. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

      Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquén	Neuquén, Rió Negro, La Pampa, Mendoza (west- central)	311,172	10,989	31,809	1,123	10
Noroeste	Salta, Jujuy, Formosa (northwest)	124,512	4,397	7,462	264	17
Austral	Tierra del Fuego, Santa Cruz (south)	138,248	4,882	9,135	323	15
Golfo San Jorge	Chubut, Santa Cruz (south)	38,048	1,344	3,839	136	10
Other Areas		516	18	64	2	8
Total		612,496	21,630	52,310	1,847	12

      __________

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

      Source: Argentine Oil and Gas Institute.

      Total Domestic Production. Total Argentine natural gas production during 2004 was 52,310 MMCC (1,847 BCF), an increase of 3.4% over 2003. At December 31, 2003, total Argentine natural gas proven reserves were 612,496 MMCM (21,630 BCF).

      Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2003, the Neuquén basin accounted for approximately 50.8% of Argentina's proven natural gas reserves. The Neuquén basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. In 2004, the Neuquén basin produced an aggregate average of 87.1 MMCM (3.1 BCF) of natural gas per day, or 60.8% of total Argentine natural gas production.

      Noroeste Basin. At December 31, 2004, the Noroeste basin, located in northwestern Argentina, produced an average of 20.4 MMCM (0.7 BCF) of natural gas per day, or 14.3% of total Argentine natural gas production, and at December 31, 2003, accounted for approximately 20.3% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2004, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 35.5 MMCM (1.3 BCF) of natural gas per day, or 24.8% of total Argentine natural gas production. In the Austral basin, which at December 31, 2003 accounted for approximately 22.6% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Business Overview

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 26.0% of total deliveries of all gas distribution companies in Argentina during 2004 according to ENARGAS' 2004 Annual Report. We have over 1.9 million customers in our service area (the City of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2004, sales of natural gas to residential customers accounted for approximately 46.8% of our sales, while sales of gas and transportation and distribution services to industrial and commercial customers and governmental entities accounted for approximately 20.1% of our sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and suppliers of, and dealers in CNG, used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results".

Our distribution system consists of approximately 15,840 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year License, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine government. ENARGAS has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the US PPI, and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps.1 per U.S.$1 and superseded and suspended a number of these provisions. Our tariffs have not been adjusted as contemplated by the Gas Act and our License since July 1999 (in respect of transportation and distribution tariffs) and May 2002 and May and October 2004 (in respect of the prices we pay for gas). The Public Emergency Law has superseded a number of these provisions. See
"-Regulatory Framework".

Business Strategy

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See "-Regulatory Framework-Tariffs-Renegotiation of the Tariffs".

Our management has also taken and continues taking a variety of actions to mitigate the impact of the current economic crisis on us, including:

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
  Suspension of principal and interest payments to financial creditors except for two partial payments of interest made in July and November 2002;
  Renegotiation of commercial and operational contracts;
  Securing any necessary tax advice in order to make the best possible tax use of past and future tax losses; and
  Retaining international financial advisors to develop a comprehensive plan to restructure all of our financial indebtedness.

Before the onset of the Argentine economic crisis and in order to achieve our goals, we had implemented a strategy that included capital investments and other measures designed to: (a) provide continued high-quality service to our customers; (b) ensure sustained growth in dividends; (c) achieve a significant reduction in operating expenses; (d) implement a market strategy more closely based on market analysis; (e) improve the use of our current transportation capacity and become a key participant in the transportation capacity market; (f) further develop the CNG market; (g) continue to preserve the environment; (h) develop our human resources; and (i) generate an organizational culture based on excellence.

Although we are constrained by our exposure to the risks and circumstances described in Item 3: "Key Information-Risk Factors", our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to be an active participant in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and being the country's most innovative provider of natural gas distribution services and related products.

Since we commenced our operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. In February 1993, we implemented a voluntary retirement plan that resulted in the retirement of 1,268 employees by December 31, 1997. On December 31, 2004 we had 1,014 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

Revenues

The following table sets forth certain information regarding our services to our customers during 2004:
	Information Regarding Services to Customers in 2004
	Volume	Volume	Percentage	Sales	Percentage	Number of
			of	(in millions	of
Category of Customer	(MMCM)	(MMCF)	Volume (a)	of Pesos)	Sales	Customers (b)
Gas Sales
Residential	1,719.8	60,734.3	21.3	381.0	46.8	1,910,304
Industrial, commercial and governmental	915.9	32,344.7	11.3	134.0	16.5	75,502
Compressed natural gas	703.3	24,836.8	8.7	92.0	11.3	301
Processed natural gas	175.8	6,206.5	2.2	20.3	2.4	1
Electric power plants	1,259.2	44,466.5	15.6	111.3	13.7	2
Transportation and Distribution Services
Electric power plants	2,779.8	98,167.2	34.4	46.3	5.7	4
Industrial, commercial and governmental	526.3	18,587.4	6.5	29.2	3.6	35
Total	8,080.1	285,343.4	100.0	814.1	100.0	1,986,149

__________

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 1.9 million residential customers within our service area, approximately 65% of whom are located in the City of Buenos Aires. In 2004, sales to residential customers accounted for approximately 21.3% of the volume of natural gas we delivered to our customers and approximately 46.8% of our sales, while during 2003 sales to residential customers accounted for 26.6% and 59.0% of the volume of natural gas we delivered to our customers and our sales, respectively. Our volume of sales to residential customers decreased from approximately 1.8 BCM (64 BCF) in 2003 to approximately 1.7 BCM (60 BCF) during 2004. This decrease was mainly due to higher average temperatures which resulted in lower residential consumption of natural gas. We added approximately 29,104 and 16,289 net new residential customers in 2004 and 2003, respectively. This increase in customers partially offset the decrease in sales of natural gas in 2004.

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

Pursuant to Decree No. 181/2004 residential service tariffs have been divided into three categories, R1, R2, and R3, according to the level of gas consumed. The same tariffs will be applicable to transportation and distribution services of the three categories of residential customers until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established for each category of residential customer on the basis of their consumption of natural gas.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003 have received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who use above 95 percent of the gas they consumed during the same invoiced period in 2003 have paid a surcharge on the gas they consume over the 95% level.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90 or 95 percent, depending on the type of user, of the amount of gas they consumed during an equivalent period in 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. Resolution No. 624/2005 expires in September 2005 but may be extended.

Power Plants

During 2004, total deliveries to power plants accounted for approximately 50.0% of the volume of natural gas we delivered to our customers and approximately 19.4% of our sales, compared to 42.0% of the volume of natural gas we delivered to our customers and 8.2% of our sales during 2003. Volumes of natural gas delivered to power plants in our distribution area increased from 2.8 BCM (99 BCF) in 2003 to 4.0 BCM (142 BCF) in 2004. This increase of approximately 44.6% was mainly due to an increase in the demand for electricity and lower hydroelectric generation in 2004 compared to 2003, which led to an increase in the dispatch of gas to thermal power plants.

Our contracts with electric power plants usually contain provisions pursuant to which the power plant is required to pay for reserved transportation capacity whether or not used known as ship-or-pay provisions. The ship-or-pay provisions guarantee us a minimum income.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has increased as a result of such installation of combined cycle technology. The following combined cycle plants located in our service area have been our customers since the following dates: Central Térmica Buenos Aires-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001 we have also provided transportation services to the marketer supplying natural gas to A.E.S. Paraná, a combined cycle plant located outside our service area.

The combined cycle power plants contract for firm transportation and distribution service with a peaking arrangement that allows us to interrupt service during periods of high demand and insufficient transportation capacity or gas supply in order to ensure uninterrupted service to our residential customers. The power plants pay lower tariffs than those permitted by our License, in view of the competition derived from alternative sources of fuel and the risks of bypass. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to bypass our services".

Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, cover a portion of our annual firm transportation costs. See "-Commercial Contracts-Gas Transportation Contracts".

Most of our power plants and some of our industrial customers purchase gas directly from gas suppliers. Such gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allow us to achieve savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers purchased the distribution and transportation services we provide. See "-Business Overview-Bypass Rights and Competition".

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. Accordingly, above average rain or snowfall which permits relatively greater dispatch of hydroelectric generating stations will tend to decrease the dispatch of our power plant customers and their consumption of gas, resulting in our delivering less gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers which in turn will benefit us. Below average rainfall and snowfall limited hydroelectric power generation during most of 2000, resulting in a relative increase in thermal power generation and in the demand for gas by thermal power plants. In 2001 and 2002, however, abundant rainfall and snowfall permitted increased hydroelectric power generation and caused a substantial decline in thermal power generation and in the related demand for gas compared to 2000. Additionally, in 2002 the demand for electricity decreased compared to 2001 due to the Argentine economic crisis. The consumption of electricity in Argentina increased dramatically during 2003 and 2004. The partial stabilization of the Argentine economy increased electricity consumption by 8.9% in 2003 compared to 2002 and 8.5% in 2004 compared to 2003.

According to CAMMESA, of Argentina's total electricity consumption during 2004, approximately 54% was generated by thermal power plants, approximately 36% was generated by hydroelectric power plants, approximately 8% was generated by nuclear power plants and approximately 2% was imported.

We, as a provider of transportation and distribution services, and producers of gas compete directly with sellers of fuel oil for sales of fuel to dual-fuel power plants. Fuel oil prices in Argentina have historically been volatile but generally above the delivered price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below the price of gas at the wellhead plus our maximum tariff price for interruptible gas transportation to power plants. To enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers have agreed to pay for a minimum amount of our transportation and distribution services at discounts from maximum tariffs. Conversely, during the winter months, we agreed with certain dual-fuel power plants in our service area to deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess of the cost of fuel oil over the price of the undelivered gas on an energy-equivalent basis. Such agreements were negotiated in order to obtain the commitment of such power plants to agreed volumes of our transportation and distribution services, notwithstanding the risk that we might have to interrupt our deliveries to such power plants in order to serve our residential customers. In light of the current shortage of natural gas supply, under the agreement between producers and the Energy Secretariat (approved by Resolution No. 208/2004), the producers committed certain volumes to be sold to power plants at the agreed prices. See
"-Regulatory Framework-New Regulations-Decree No. 181".

Further, Resolution No. 752/2005 was issued by the Energy Secretariat and published in the Official Gazzette. Resolution No. 752/2005 provides that all natural gas users, except for residential and General Service P categories, are authorized to acquire natural gas at the transportation system entry point, or "TSEP". In addition to this general rule, said Resolution No. 752/2005 creates a new natural gas marketing structure by providing certain supply restrictions, which apply to distribution companies. In accordance with these restrictions, gas distribution companies will be unable to supply short, medium and long term natural gas to: (i) large users, either on a firm or interruptible basis, from August 1, 2005; (ii) General Service G users, from August 1, 2005; (iii) General Service P users with an average consumption of more than 9,000 cubic meters of natural gas, from August 1, 2005; and (iv) firm and interruptible CNG users, from January 1, 2006. Accordingly, such users will have to acquire natural gas directly from natural gas producers. In addition, Resolution No.752/2005 provides that distribution companies will be authorized to provide natural gas to the users mentioned above, only if they acquire the natural gas on account of such users, within the framework of the Electronic Gas Market, or the "EGM". Regarding the CNG market, Resolution No 752/2005 creates a new marketing structure for the assignment of natural gas, which will be in force on January 1, 2006. It is still uncertain to what extent the natural gas marketing structure created by Resolution No. 752/2005 could affect our operations.

Industrial and Commercial Users and Government Entities

During 2004 and 2003, sales to industrial, commercial and governmental customers accounted for approximately 20.1% and 20.6% respectively of our total sales while the volume of natural gas we sold and delivered to these customers in 2004 and 2003 accounted for 17.8% and 20.1% respectively of total volume delivered to our customers and approximately 20.6% of our sales in 2003. Volumes sold and delivered to industrial, commercial and governmental customers increased by 7.7% during 2004 compared to 2003 due to the partial recovery of the Argentine economy. Our customers include major industries such as glass, food, chemical and paper producers. Some of them use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas to support such processes.

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

Smaller industrial users, or "SGP", using a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service. The tariff for such service consists of a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Large industrial customers, or "SGG" with a minimum consumption of 3 MMCM/year (106 MMCF/year) and whose operating processes are interruptible or can replace natural gas with other sources of energy have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes interruptible services during 30 days in winter. The interruptions are generally due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of gas to non-interruptible customers, such as residential customers. See "-Bypass Rights and Competition".

We also supply gas to minor commercial and industrial users (e.g., restaurants, hotels and small industries). Such users receive small volume general service which is available to any nonresidential user. The tariff for this service consists of a charge per unit of consumption with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

As in the case of residential customers, Decree No. 181/2004 established the division of minor commercial and industrial users into three categories, SGP 1, SGP 2 and SGP 3, according to their consumption levels. The third category, considered uninterruptible under Decree No. 181/2004, is currently interruptible in relation to priority rules for the application of restrictions (dispatch rules). The same tariffs will be applicable to transportation and distribution services of the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users' consumption of natural gas.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period of 2003 have received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 have paid a surcharge on the gas they consume over the 95% level.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90 or 95 percent, depending on the type of user, of the amount of gas they consumed during an equivalent period in 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. Resolution No. 624/2005 expires in September 2005 but may be extended.

Compressed Natural Gas Service

Sales to suppliers, dealers and users of CNG as a vehicle fuel accounted for approximately 8.7% and 11.3%, respectively, of the volume of natural gas we delivered and of our sales in 2004 compared to approximately 9.6% of the volume of natural gas delivered and 10.2% of our sales in 2003. Volumes of CNG delivered during 2004 increased by 10.4% compared to the previous year due to an increase in the number of vehicles converted to CNG as a result of repeated increases in the prices of competing fuels. The rate of increase in our CNG sales during 2004 was lower than the rate of increase in such sales during 2003 due to increases in natural gas prices and the possibility of natural gas shortages in 2004. Approximately 301 service stations provide CNG service in our service area.

Our marketing efforts during 2004 focused on promoting the use of CNG in heavy vehicles and ensuring safe and effective vehicle performance for heavy diesel engines converted to CNG. We made these efforts in conjunction with other distribution and transmission companies.

Decree No. 180/2004 created new categories of service for CNG users: CNG Firm and Interruptible Sale categories and CNG Firm and Interruptible Transportation categories which will be effective upon elimination of the prohibition against purchasing gas directly from producers or marketing companies. Since 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree 180/2004. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold for our account liquids extracted from gas we delivered to TGS' processing plant at Bahía Blanca, Province of Buenos Aires. During 2001 some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001 we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we have delivered in prior years, resulting in TGS extracting lower volumes of liquids from such gas than it had in the past. We have negotiated with TGS a reduction in its fee for processing the gas we deliver to its processing plant. During 2004, deliveries of natural gas for processing accounted for approximately 2.2% of the volume of natural gas we delivered and 2.4% of our sales compared to approximately 1.7% of the volume of natural gas we delivered and 2.0% of our sales in 2003.

Throughput Experience

Since gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized but are prohibited from passing through to their tariffs the cost of unused firm transportation capacity for which they have contracted, we strive to achieve the highest possible load factor, that is, to use the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2000, 2001, 2002, 2003 and 2004, our load factors were 93.3%, 78.1%, 71.9%, 83.5% and 98.2%, respectively.

As of May 31, 2005, 2004 and 2003 we had an aggregate firm transportation capacity for distribution and liquids processing of 23.4 MMCM (826.4 MMCF) per day, 22.8 MMCM (805.2 MMCF) per day and 22.8 MMCM (805.2 MMCF) per day, respectively. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993 when we struggled to meet non-interruptible residential demand, a legal obligation under our License which, if not fulfilled, could result in the imposition of significant penalties on us, including, in certain circumstances, revocation of our License. See "-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation". Since we have no gas storage facilities available to us, we made a strategic decision to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.91.1 million at December 31, 2004, Ps.76.8 million at December 31, 2003 and Ps.77.2 million at December 31, 2002 (in Pesos as of February 28, 2003). As of December 31, 2004, we had a reserve of Ps.74.0 million against past due receivables.

Under our License, we may terminate gas services to delinquent customers provided such customers receive prior notice of termination. No minimum period between notice to delinquent customers and the termination of service is specified in our License or required by ENARGAS. We currently provide customers with at least ten working days' notice prior to termination of gas services. Our management expects, based on industry experience and the lack of economic alternatives to gas for residential customers, that our practice will avoid increases in the number of unpaid accounts.

Mandatory Investments

We are required under our License to maintain our operating system in good order. Safety, design, maintenance and operations standards required to be met by Argentine gas distribution systems were governed by Gas del Estado's technical regulations, which were based primarily on the (1976) United States Code of Federal Regulations, Title 49, Sections 190-192, with some modifications for local conditions and inclusions from a variety of European standards. After the privatization of Gas del Estado, the Argentine government required that Argentine gas distribution systems, including ours, be brought up to current (1991) United States Federal Standards No. 49. Pursuant to our License, we, like the other privatized natural gas transportation and distribution companies, were required during 1993 through 1997 to make certain initial capital investments, or the "Mandatory Investments" to meet these requirements during our first five years of operations. ENARGAS has ruled that we have complied with the Mandatory Investment program.

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 1.9 million customers within our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times normal barometric pressure, or "Bar", 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado have generally been found to be accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system to be in relatively good condition and adequate for performance of their intended functions.

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

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 15,840 km. This increase has primarily been as a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 340 pressure reduction stations. There are no material capacity constraints within the distribution system with regard to serving the present customer base.

The gas injected into the system at the city gates is odorized by means of a proportional injection system comprised principally of flow controllers and pumps. The system has back-up streams that come into operation in case of malfunctions in the main stream. Samples of gas are taken at around 60 points on the system to monitor odorant concentration and to verify equipment performance.

To ensure that the demands on the system are met according to standards, an on-line Supervisory Control and Data Acquisition, or "SCADA" system monitors pressure and flow at the city gates and certain large customers. The SCADA system also monitors pressure at different regulator stations on the network allowing us to take decisions for managing the flows on the system in order to guarantee supply to all our customers.

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

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2004, we handled all gas leaks reported by the public which were classified as high priority within the first two hours of their being reported and handled 97.9% of them within an hour of their being reported, compared to 98.3% in 2003.

We have conducted and will continue conducting a substantial amount of multifunctional training in safety and operations with a view to having a team that will improve customer service at a lower cost. We focus maintenance training on preventive, rather than corrective, activities intended to minimize risks.

Preventive maintenance activities seek to minimize the risk of system failure and are responsible for the system's scheduled and unscheduled maintenance activities. Investment in preventive maintenance allows us to reduce the number of leaks leading to reported emergencies. We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 40 key district governors which enable us to adjust pressure settings more rapidly.

We have replaced significant portions of our older pipeline systems, mainly focusing on the cast iron and steel networks. Due to the current economic situation in Argentina, we will continue the minimum maintenance activities necessary to ensure a safe and reliable gas distribution system.

Commercial Contracts

Sources and Availability of Natural Gas

Argentina had proven natural gas reserves estimated at 612,496 MMCM (21,630 BCF) in 2003 with an estimated reserve life of 12 years. In 2002, Argentina's proven natural gas reserves were estimated at 663,523 MMCM (23,432 BCF), with an estimated reserve life of 13 years. In 2001, Argentina's proven natural gas reserves were estimated at 763,526 MMCM (26,964 BCF), with an estimated life of 17 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 52,310 MMCM (1,847) during 2004, 50,599 MMCM (1,787 BCF) during 2003 and 45,770 MMCM (1,616 BCF) during 2002. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral and Golfo San Jorge in the south of Argentina (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquén and Austral, which together contain approximately 93.7% of Argentina's proven natural gas reserves and accounted for approximately 92.5% of its production of natural gas during 2004. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts". TGS transports natural gas from the Neuquén basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquén basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2004, approximately 62% was originated in the Neuquén basin, and the remaining 38% was originated in the Austral and Golfo San Jorge basins.

Natural Gas Purchase Contracts

Initial Gas Purchase Contracts

In anticipation of the privatization of Gas del Estado, the Argentine government caused several gas supply contracts to be executed between Gas del Estado and YPF. Those gas supply contracts were assigned to one or more distribution companies to provide them with access to gas supplies upon the commencement of their operations in December 1992, according to their respective anticipated gas supply requirements, and to avoid gas supply disruptions to customers after the privatization of Gas del Estado. As part of the transfer of assets from Gas del Estado to the distribution companies, we were assigned rights under two gas supply contracts: (i) a gas purchase contract dated November 18, 1991 between Gas del Estado and YPF (which subsequently made a partial assignment of its rights and obligations thereunder to certain private producers that had acquired a majority working interest in areas formerly operated by YPF), or the "Austral Contract", and (ii) a contract entered into between Gas del Estado and YPF specifically for assignment to us.

Deregulation of Gas Prices

Natural gas prices at the wellhead were deregulated in accordance with the Gas Act by Executive Decree No. 2,731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased from the previously regulated price of U.S.$0.97 per MMBTU to a weighted average of U.S.$1.3 per MMBTU at December 2001.

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of gas prices which we pass on to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". In considering a request that the prices we paid for gas be included in our tariffs, our License provides that ENARGAS may review whether the price increases were prudently incurred. In August 1994, the Argentine government enacted Decree No. 1,411/1994 which empowers ENARGAS to limit the pass-through of gas prices to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field in the event it should find that the contracts under which we purchased gas were not the product of a transparent, open and competitive process.

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". Tariff adjustments based on gas price changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions when ENARGAS partially denied or delayed tariff increases we requested based upon price increases we had contractually agreed to with our gas suppliers. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariff adjustments".

Current Gas Purchase Contracts

As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 or " the Existing Contracts".

As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L., or the "Total/Pan American Energy/Wintershall Contract" and YPF, or the "YPF Contract", were amended. Volume deliverable under the Total/Pan American Energy/Wintershall Contract amounted to 3.20 MMCM per day (113 MMCF) during the summer and winter period, with take-or-pay commitments between 70% and 85% of the monthly contract quantities. Volume deliverable under the YPF Contract amounted to 3.00 MMCM per day (106 MMCF) during summer time and 6.00 MMCM per day (212 MMCF) during winter time, with a take-or-pay commitment of up to 72% during summer time and 80% during winter time. The YPF Contract was to expire in February 2007, however it was renegotiated in May 2005 as a result of the contract renegotiation process.

The Public Emergency Law and Decree No. 214/2002 which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar, have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements which are essential in order to provide our licensed service. The Public Emergency Law also provides that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be reached. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified".

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

The 2004 Agreement set the price of natural gas at the TSEP through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). Gas purchase contracts renegotiated pursuant to such resolution due in December 2006. See "-Regulatory Framework-New Regulations-Decree No. 181". As of April 2005, we have renegotiated all of these contracts as set out below. In addition, under the terms of the 2004 Agreement gas producers have waived their claims under either the Existing Contracts provided the government abides by the terms of the 2004 Agreement.

The Total/Pan American Energy/Wintershall Contract from the Neuquén Basin was divided into two contracts, without a change in the aggregate volumes. The Total Austral S.A./Pan American Energy LLC Argentine Branch contract provides us with 2.00 MMCM (71 MMCF) and the Wintershall Energía S.A. contract with 1.20 MMCM (42 MMCF). Under each of these contracts 70% of the volume supplied during summer months and 85% of the volume supplied during winter months is on a take-or-pay basis. These contracts each expire on January l, 2007.

In the Austral Basin, Total Austral S.A. and Wintershall Energía S.A. each provide us with 1.87 MMCM (66 MMCF), and Pan American Sur S.R.L. with 1.25 MMCM (44 MMCF). Under each of these contracts 90% of the volume supplied is on a take-or-pay basis. The Total Austral S.A. and Pan American Sur S.R.L. contracts expire in January 2007. The Wintershall Energía S.A. contract expires on January 1, 2011, however, prices agreed under this contract must be renegotiated in January 2007 in accordance with the terms of the 2004 Agreement.

In May 2005, we entered into a further gas contract with YPF, or the "Renegotiated YPF Contract", which provides us annually with variable volumes of natural gas from the Neuquén basin. Volumes provided range from a minimum of 2.40 MMCM (85 MMCF) in the summer months to a maximum of 6.00 MMCM (212 MMCF) in the winter months. Under the Renegotiated YPF Contract 85% of the volume is supplied on a take-or-pay basis. The Renegotiated YPF Contract expires in December 2006.

In addition to the contracts described above, we also have several minor contracts with other gas producers. Under all contracts, including our minor contracts with other gas producers, we are entitled to purchase a total of approximately 17.27 MMCM of gas per day (610 MMCF) during the winter months, of which 14.63 MMCM (517 MMCF), or 85%, per day has been contracted on a take-or-pay basis and 14.59 MMCM of gas per day (515 MMCF) during the summer months, of which 10.54 MMCM (372 MMCF), or 72% per day has been contracted on a take-or-pay basis.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of May 31, 2005, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations
	2004		2005		2006		2007		2008
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.- April)	13.61	480	14.59	515	14.59	515	1.66	59	1.50	53
Winter (May- Sept.) (a)	16.89	596	17.27	610	17.27	610	1.50	53	1.50	53
Daily Take-or- Pay Contract Volumes
Summer (Oct.- April)	9.43	333	10.54	372	10.54	372	1.49	53	1.35	48
Winter (May- Sept.) (a)	14.29	505	14.63	517	14.63	517	1.35	48	1.35	48

__________

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

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. As a result of the decline in demand for natural gas during 2002, we commenced negotiations with our gas suppliers to modify the terms of our gas purchase contracts. In late 2003 we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement we renegotiated our gas supply contracts. See "-Current Gas Purchase Contracts". Our take-or-pay commitments through 2005 under those gas purchase contracts require us to pay an average of 72% to 85% of the cost of gas that we are entitled to purchase under such contracts.

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

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004 compared to an average of 7% during the summer months and 13% during the winter months of our gas purchases for each summer and winter period of 2003.

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

The TGS system consists of three main pipelines, the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines, the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see "-TGS Transportation Rights") provide for service over the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see "-TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used but the cost of unused transportation capacity may not be passed through to customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a natural gas in-kind allowance, equivalent to the gas consumed as compressor fuel or lost in transportation. From 1993 through 2004, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, will normally interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2004. See "-Final Transportation Balance".

We cannot acquire additional firm transportation capacity because TGS and TGN are not constructing or expanding new gas pipelines. Decree No. 180 and the regulations issued thereunder to date established an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Such decree was further regulated by Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004) which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/2004 in order to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 m3/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply its firm customers. This award will be valid from June 1, 2005 to June 1, 2020, subject to the completion of the extension works by TGS. As of the date of this Annual Report, extension works performed by TGS have not been completed.

Overall Transportation Rights

As of May 31, 2005, we had contracted for aggregate firm transportation capacity of 23.4 MMCM (826 MMCF) per day, an increase of 32.1% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity, and we have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby permitting higher overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of May 31, 2005, we had available firm transportation capacity with TGS of 21.88 MMCM (773 MMCF) of gas per day through eight transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquén, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004 but due to the increase in demand, we have not exercised this right. See "-Business Overview-Revenues-Processed Natural Gas Service".

Our other contracts with TGS provides us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquén basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquén basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin, 0.10 MMCM (3 MMCF) of gas per day from the Neuquén basin, 0.51 MMCM (18 MMCF) of gas per day from the Neuquén basin, 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz and 0.01 MMCM (0.2 MMCF) from Neuquén basin to the city of Bahía Blanca in the province of Buenos Aires. This latter contract expires in December 2008.

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

TGN Transportation Rights

On September 9, 1993, we entered into a contract with TGN, or the "TGN Contract" for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expires on May 31, 2006 and may be renewed at our election for successive three-year periods, up to a maximum of nine years.

On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and expiring in May 2006 and the other being for 0.10 MMCM (4 MMCF) per day and expiring in May 2006.

In June 1997, we entered into several agreements with certain industrial companies which transfers to them 1.03 MMCM (35 MMCF) of gas per day of our firm transportation capacity with TGN. This contract became effective in July 1997 and expires in May 2006.

During 2001 we entered into an agreement for 0.54 MMCM (18 MMCF) per day of our firm transportation capacity with TGN. The contract became effective in May 2001 and expires in May 2016.

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

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 22 MMCM (776 MMCF) per day from May through September 2004, we contracted for aggregate firm transportation capacity of 23.4 MMCM (826 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2004. During the 2004 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 98.2%, 83.5% and 71.9% for 2004, 2003 and 2002, respectively.

Agreements with BG Group

We have a number of agreements with BG International Limited, a subsidiary of BG Group, with respect to BG Group's role as our Technical Operator.

Technical Assistance Agreement

BG Group provides technical assistance to us as Technical Operator under the terms of an eight-year technical assistance agreement originally dated December 28, 1992, or the "Technical Assistance Agreement", which is renewable with the consent of both parties and the term of which has been extended as described below. The services required to be provided by BG Group under the Technical Assistance Agreement include advising us on: (i) replacement, repairs and renovation of facilities and equipment to ensure that the performance of the system is in accordance with standards of prudent companies with good reputations; (ii) preparation of performance evaluations, operating cost analyses and construction assessments and advice related to budget control; (iii) safety, reliability and efficiency of system operation and gas industry services; (iv) compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas distribution.

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

The shareholders of Gas Argentino have agreed to provide resources and to send employees to us in order to assist the Technical Operator in performing its duties under the Technical Assistance Agreement. BG Group has agreed to compensate YPF for any such collaboration out of the funds received by it under the Technical Assistance Agreement. We have benefited from BG Group's experience as an operator in the natural gas industry.

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment" to the Technical Assistance Agreement which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps.0.36 million, adjusted by CER, or the "Fixed Management Fee", and (b) the 7% of our net profits, or the "Profit Fee" if a financial debt restructuring is achieved. The Amendment also establishes that from the fiscal year in which the Profit Fee is higher than Ps.3 million adjusted by CER as from March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment will have no further effect and we shall pay an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as from March 1, 2002 annually, less any payments made in accordance with the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

Manpower Supply Contract

In order to provide us with highly trained and experienced employees to fill certain senior management positions, we entered into a Manpower Supply Agreement with BG Group dated November 13, 1993, or the Manpower Supply Agreement . Any employees hired under the Manpower Supply Agreement on a long-term basis are placed on our payroll. We reimburse BG Group for the salaries, expenses and other costs associated with the short-term placement of BG Group managers with us. While we hired a number of senior managers under the Manpower Supply Agreement, we have not done so since March 2002.

Personnel Supply Agreement

A new Personnel Supply Agreement was entered into in August 24, 2002 between BG Argentina S.A. and us, effective from February 1, 2004 for a term of four years from such date. Pursuant to such agreement BG Argentina is required to provide highly trained personnel for management and operational positions on a monthly fee basis to be calculated pursuant to the costs that BG Argentina incurs in order to provide such services.

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

A consumer who wishes to bypass our system completely and avoid paying any tariff to us must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, bypass users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and with population density of the proposed pipeline area) as well as the expense of associated metering and other facilities. Limited access to firm transportation capacity will also be a problem for users that require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of its intention to do so.

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

We have built strong working relationships with many of our major customers and are implementing contracting and pricing policies that discourage the construction of direct connecting pipelines between our major customers and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our customers will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a customer to purchase transportation capacity directly from the transporter. On June 1, 2000, ENARGAS issued Resolution No. 1,748/2000, which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users which permit the user of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis and permit the user of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any such proposed bypass was reduced from six to three months. On December 15, 2000 we filed an administrative proceeding objecting to these changes. This proceeding has not yet been resolved. Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if a customer of ours enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we have the right to reduce commensurately our firm transportation commitment with TGS. Our firm transportation contracts with TGN contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and LPG for residential customers and smaller commercial customers, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. We intend to continue discounting policies with power plants in order to remain competitive with the price of fuel oil. To allow us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant customers agreed to take at least a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we agreed with certain dual-fuel power plants in our service area that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we are required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis. With respect to LPG, natural gas is significantly less expensive and offers residential and smaller commercial customers a significant reduction in fuel costs.

Environmental and Safety Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to health, safety and protection of the environment. Foreseeing increasing local health, safety and environmental or "HSE", legal requirements, we have adopted BG Group's HSE strategies and are committed to complying with BG Group's HSE performance standards (international best practice). We are also approaching green house gases emission reduction issues to minimize the impact on climate change, meeting the expectations raised from the community and non-governmental organisations.

To assure continuous improvement and compliance with legal, regulatory and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been jointly implemented and certified.

Insurance

As of December 31, 2004, we maintained insurance coverage for third-party loss and casualty for up to U.S.$50 million and our physical assets were insured for up to U.S.$42.4 million. We believe that our insurance coverage is commensurate with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

Regulatory Framework

Below is a description of the regulatory framework applicable to gas transportation and distribution companies, including us. However, and as noted below and elsewhere in our Annual Report, the Public Emergency Law has altered such framework significantly and in a manner that is detrimental to us. These changes also create uncertainty as to our future business.

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

The Gas Act and Our License

The Gas Act, together with Decree No. 1,738/1992, as amended, or the "Executive Decree", other regulatory decrees, the Pliego, the respective transfer agreements and the licenses of each of the privatized gas companies establish the legal framework for the transportation, distribution, storage and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

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

Term of Our License

Our License authorizes us to provide the public service of gas distribution and was granted to us for an original term of 35 years. The Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term upon expiration of the original 35-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Argentine government. We will be entitled to such ten-year extension of our License unless ENARGAS can prove that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees and our License. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held for the granting of a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine government by any third party. Regulations have not been issued by ENARGAS regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our License term. See "-The Gas Act and Our License-Expiration".

Our License cannot be amended without our consent, subject to two exceptions. First, ENARGAS may alter the terms of the service specified in our License, provided that an appropriate adjustment is made to the tariffs which we can charge for our services to offset the financial impact of the alteration of the terms of our License. Second, ENARGAS may modify the tariffs initially established in connection with the issuance of our License in accordance with the tariff-setting provisions of the Gas Act. See "-Tariffs".

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

A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months' notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has now been reduced to three months. If a consumer purchases gas directly from others and later wishes us to make sales of gas to it, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See "-Bypass Rights and Competition".

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

Penalties and Revocation

Our License established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines and revocation of our License. See "-The Gas Act and Our License-Expiration". These penalties may be assessed by ENARGAS based on, among other considerations, the magnitude of the breach or its effect on the public interest. Fines of up to U.S.$500,000 may be levied for persistent breaches of the terms of our License.

Our License may only be revoked by the Argentine government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including (a) failure to provide 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) the failure to provide 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year, provided, in either case, such failure is due to reasons attributable to us. Our License may also be terminated by the Argentine government if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission and distribution of gas are breached, or (c) we attempt a transfer of our License or transfer or encumber a portion of the assets transferred to us by Gas del Estado designated essential assets, or the "Essential Assets" or use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events resulting in cancellation of our License include gross failure by us to make mandatory investments or our other obligations under our License, and our bankruptcy, liquidation or winding up; however, except in the case of our bankruptcy, liquidation or winding up, our License requires that we be given notice and the opportunity to cure prior to termination. The Argentine government has issued Decree No. 1834/2002, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. This date was extended to December 10, 2004 by Decree No. 1,293/2003 and further extended by Decree No. 540/2005 to December 31, 2005. We cannot assure you that the suspension of this provision of our License will remain in effect after that date.

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

Expiration

As a general rule, upon the expiration of our License at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in US Dollars and adjusted by the US PPI, net of accumulated depreciation and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. See "-The Gas Act and Our License-Term of Our License". At the end of our License term, if we have performed adequately during the term of our License (including any extension, if applicable), we may participate in a new bidding process. In such case, we will have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets, in both cases as calculated in accordance with our License.

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

Actions of ENARGAS under the Gas Act are subject to judicial review. Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must be first submitted to ENARGAS for its decision. ENARGAS' decision may be appealed through administrative proceedings to the Energy Secretariat or directly to the federal courts of Argentina.

Restrictions with Respect to Essential Assets

A substantial portion of the assets transferred by Gas del Estado have been defined in our License as Essential Assets for the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the Essential Assets, together with any future improvements, in accordance with certain standards defined in our License.

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

A distribution company may offer discounts from its posted, approved tariffs that reflect a reduction in its rate of return, provided that discounts are not offered in an unduly discriminatory manner and the discounted tariffs are not below the distribution company's cost. Revenues lost as a result of discounting may not be recovered from other customers. See "-Bypass Rights and Competition".

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

In May, July and August 2002, ENARGAS issued resolutions authorizing tariff increases from May 1, 2002 pursuant to tariff values in Pesos for the 2001 winter months. Such increases, however, did not reflect the seasonal incremental cost of gas at the wellhead.

In November 2003, ENARGAS further postponed a public hearing for the discussion of wellhead gas prices. This hearing was originally scheduled for June 2003 and was postponed to August 2003 and again to November 2003. Finally, ENARGAS issued a resolution approving increases in natural gas tariffs and issued the present tariff charts.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential and commercial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90%of the amount of gas they used during the same invoiced period of 2003 have received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 have paid a surcharge on the gas they consume over the 95% level.

On May 11, 2004 ENARGAS by means of Resolution No. 3,014/2004 approved, on a temporary basis, the tariff framework expressed in pesos applicable to the period extending from May 1, 2004 to September 30, 2004. On October 28, 2004 ENARGAS by means of Resolution No. 3,092/2004 approved, on a temporary basis, the Tariff Framework expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90% or 95%, depending on the type of user, the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. Resolution No. 624/2005 expires in September 2005 but may be extended.

The following table sets forth our maximum tariff in effect at December 31, 2004 for each class of service:

Maximum Tariffs at December 31, 2004
		Maximum Tariffs as of December 31, 2004
		City of Buenos Aires	Province of Buenos Aires
		(in Pesos)
Residential(a) R1, R2 and R3:
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum charge	$/invoice	13.075555	13.207094
General Service P1 and P2:
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.133962	0.137131
1,001-9,000 CM(c)	$/CM	0.124995	0.128118
>9,000 CM(c)	$/CM	0.116029	0.119106
Minimum charge	$/invoice	12.950560	13.032459
General Service P3:
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.178760	0.181929
1,001 - 9,000 (c)	$/CM	0.169793	0.172916
> 9,000 (c)	$/CM	0.160827	0.163904
Minimum charge	$/invoice	12.950960	13.032459
General Service:
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.028992
0-5,000 CM(c)	$/CM	0.126561	0.128141
>5,000 CM(c)	$/CM	0.120735	0.122285
Large Volume Firm Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.122378	0.123938
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.115251	0.116774
Large Volume Interruptible Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.121800	0.123958
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.114672	0.116794
Subdistributors:
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
CNG Firm
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM per day	0,094385	0,096699
Demand charge (d)	$/CM	0.769065	0.769085
CNG Interruptible
Customer charge (b)	$/invoice	11,012,049	11,068,813
All consumption	$/CM	0.094385	0.096699

__________

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

In order to assist public utility companies in the renegotiation process, the Ministry of Economy issued procedural guidelines establishing a schedule comprised of four phases, or the "Procedural Guidelines":

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

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/2003, which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and ENARGAS Resolution No. 2,787 provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase in these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels.

Through Decree No. 311/2003 dated July 3, 2003, the Argentine government created the "Unit for the Renegotiation and Analysis of Utility Contracts", or "UNIREN", with the objective of providing advice on the renegotiation process of 61 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister, and it continues the contract renegotiation process developed by the previous Contract Renegotiation Committee, and assumes responsibility for all issues in progress. On July 11, 2003 both ministers issued Joint Resolution No. 118/2003 and No. 25/2003 appointing Mr. Jorge Gustavo Simeonoff as Executive Secretary for UNIREN. Mr. Simeonoff had held a similar position at the Contract Renegotiation Commission. Although such decree does not specify deadlines, several government officials have announced that the process would last 18 months.

On October 14, 2003, UNIREN called a meeting for November 26, 2003 with the objective of agreeing on a schedule to analyse the different aspects of the renegotiation of the licenses of gas and electricity distribution companies. On October 22, 2003, the Official Gazette published Law No. 25,790/2003, which extends until December 31, 2004 the deadline for the renegotiation of contracts established by Section 9 of the Emergency Law. The new law also established that the powers of regulators on contract revisions, tariff adjustments and modifications provided for in the relevant regulatory frameworks can be exercised provided they are consistent with the development of the renegotiation process undertaken by the Argentine Government under Section 9 of the Emergency Law.

On November 26, 2003, UNIREN announced its intention to call a meeting among the licencees with the objective of agreeing on a schedule to analyze the different aspects of the renegotiation of our License. On November 28, 2003 UNIREN sent us guidelines relating to such renegotiation including a schedule of issues. On January 13, 2004, we sent UNIREN a proposal to include certain issues relevant to us as part of the agenda for the renegotiation. As of the date of our Annual Report, UNIREN has not responded to our proposal.

In May 2004, we learned of a draft proposal that UNIREN had sent to electricity distributors, which was rejected by those distributors. In June 2004 the Secretary of UNIREN informally submitted a Memorandum of Agreement to the President of the Asociación de Distribuidoras de la Industria del Gas, or "ADIGAS". This Memorandum was informally rejected by all gas distribution companies, including ADIGAS.

In July 2004, UNIREN formally submitted a proposed Letter of Understanding to gas and electricity transporters, granting them 10 working days to respond. All the gas and electricity transportation companies rejected the proposed Letter of Understanding. From August through October 2004, informal meetings were held with UNIREN's technical staff but no resolution was achieved.

In August 2004, the Executive Power submitted a bill to Congress which sets forth a new regulatory framework for public services rendered by companies (including us) created by the privatization of state-owned utilities. If approved, the bill would apply to holders of existing and future concessions and licenses to render public services (including our License). We cannot assure that the proposed bill will not be passed as currently proposed, and if enacted as a law, we cannot predict the impact that such law may have on the manner in which we conduct our business or our future income. During the last quarter of 2004, meetings were held among us and several lawmakers and their advisors in which we raised our concerns about many of the issues addressed in the bill submitted by the Executive Power and to propose changes consistent with the current regulatory framework as it applies to us. During this period, UNIREN had issued a letter of understanding to electricity distribution companies.

Additionally in November 2004, at the request of the Energy Secretariat, the chambers of electricity and gas distributors together with the Regulators and the Energy Secretariat were asked to participate in various committees to establish the principles for the creation of a social tariff in the energy sector. Although the different sectors participated in these committees, no further developments have been made.

The Argentine Congress approved legislation in December 2004 extending until December 31, 2005 the period for the Executive Power to renegotiate the public utility contracts. In January, 2005, UNIREN issued Note No. 26/05, which included a Letter of Understanding containing the terms of a proposal made by the Argentine government regarding the renegotiation of our License. In March 2005, UNIREN issued Resolution No. 2/2005 calling for a public hearing to be held on April 22, 2005 to consider the Letter of Understanding. On April 22 we had a public hearing with UNIREN and in June 2005, UNIREN issued Note No 1449/05 which contained a proposal with respect to our License renegotiation. As of the date of our Annual Report, we are currently analizing the abovementioned proposal.

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Public Emergency Law. See "-Current Tariffs".

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

Gas Purchase Price Adjustments to Tariffs and Related Disputes

We operate in a regulated industry and, accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.30 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps.18.3 million of gas purchase costs remain pending.

The enactment of the Public Emergency Law and of Decree 214/2002 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified". However, the Public Emergency Law and such Decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our tariffs of the entire amount of our costs of purchase of gas in the spot market within the terms of Decree No. 1020/1995. See "-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts".

US PPI Adjustments to Tariffs and Related Disputes

On January 10, 2000, ENARGAS issued Resolution No. 1,477/2000, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the US PPI as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the US PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the US PPI for the first half of 2000.

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the US PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such US PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such US PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669/2000 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the US PPI linkage. Since the Public Emergency Law eliminated the US PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the US PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

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

Five-Year Tariff Review and Related Disputes

ENARGAS, through Resolution No. 557/1998, dated January 5, 1998, adjusted our tariffs as of January 1, 1998, as follows: (i) it applied a 0.9456% increase to the transportation and distribution components of our tariffs in order to reflect the variation in the US PPI; (ii) it set the X Efficiency Factor at 4.7% over the distribution component of our tariffs for residential service, small volume general service, CNG service and subdistributor customers on a one-time basis; and (iii) it acknowledged our need to contract additional transportation volume to meet our non-interruptible demand during the winter months.

Through Resolution No. 667/1998, dated July 6, 1998, ENARGAS modified our tariffs as of July 1, 1998, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 2.42% reduction in the transportation and distribution components of our tariffs to the customers referred to in clause (ii) of the previous paragraph; and (ii) it applied the K Investment Factor for the second quarter of 1998 resulting from investments, resulting in a distribution margin increase of 0.61% applicable to residential customers, of 0.44% applicable to small volume general customers and of 0.53% applicable to customers of CNG.

Through Resolution No. 901/1999, dated January 6, 1999, ENARGAS adjusted our tariffs as of January 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 0.64% reduction in the transportation and distribution components of our tariffs; (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.58% applicable to residential customers, of 0.42% applicable to small volume general users and of 0.50% applicable to users of CNG; and (iii) it completed the adjustment to the transportation tariff component applicable to non-interruptible demand.

Through Resolution No. 1,160/2000, dated July 5, 1999, ENARGAS adjusted our tariffs as of July 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the US PPI, which resulted in a 0.24% increase in the transportation and distribution components of our tariffs; and (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.54% applicable to residential customers, of 0.39% applicable to small volume general services and of 0.47% applicable to users of CNG.

Through Resolution No. 1,477/2000, dated January 10, 2000, ENARGAS adjusted our tariffs as of January 1, 2000, applying the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.51% applicable to residential customers, of 0.37% applicable to small volume general services and of 0.44% applicable to users of CNG. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI during the first half of 2000.

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000, as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in US PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such US PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Branch approved such deed and the financing mechanism through Decree No. 669/2000. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/2000, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the US PPI adjustment. See "-US PPI Adjustments to Tariffs and Related Disputes".

Pursuant to Resolution No. 1,941, ENARGAS adjusted our tariffs for the period commencing October 1, 2000 to January 1, 2001 by replacing the winter gas price with the summer gas price.

Through Resolution No. 2,070, ENARGAS adjusted our tariffs as of January 1, 2001, applying the K Investment Factor resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.45% and small volume general users-0.33%.

Pursuant to Resolution No. 2,347, ENARGAS adjusted our tariffs as of July 1, 2001 applying the K Investment Factor from investments, resulting in an increase of the distribution margins as follows: residential-0.36%, small volume general users-0.27%, and users of CNG-0.32%. ENARGAS approved a K Investment Factor value that is lower than the one we requested, even though the works carried out during the first semester of 2001 were completed. This results from an interpretation by ENARGAS of the commitment undertaken by us at the time, assuming an excess of up to 5% of the total project's extension. We have appealed this interpretation of our tariffs.

Through Resolution No. 2,487, ENARGAS approved our tariffs as of January 1, 2002 maintaining the existing values expressed in Pesos as of October 2001 in accordance with the Public Emergency Law.

Through Resolution No. 2,611/2002 dated May 31, 2002, ENARGAS provisionally approved the tariff chart effective from May 1 to June 30, 2002 with a gas component value identical to the one approved for the previous winter period. In July and August 2002, ENARGAS, through Resolutions No. 2,653 and 2,691, established the extension of the tariff charts approved by Resolution No. 2,611/2000 for an undetermined period of time.

In December 2000, ENARGAS submitted to natural gas distribution and transportation licensees a set of documents prepared by local and international consultants under the guidance of a think-tank, Foundation for Latin American Economic Research, or "FIEL", which would provide the basis for the preparation of the methodology, or the "Methodology", for the Second Five-Year Tariff Review, or "RQT II", that would determine the tariff structure applicable from January 1, 2003 to December 31, 2007.

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
  Redefinition of small and large general service users, with the possibility of a commercial bypass.

In May 2001, ENARGAS released a document on the methodology for determination of the cost of capital that would be used to discount the cash flows of income and expenses related to the new five-year period. This methodology would be used to determine the "reasonable profit" of gas transportation and distribution licensees for the period 2003 to 2007. We submitted comments on said methodology and requested clarification on guidelines established at that time. In addition to this, we submitted information on the tariff base, which involves investments made from the beginning of operations until the year 2000, as well as itemized information on demand, sales and expenses during the year 2000.

On November 13, 2001, ENARGAS informed the gas transportation and distribution licensees of the cost of capital rates that would apply to distribution and transportation activities (12.1% and 10.4% respectively). We have appealed the rate fixed by ENARGAS, which is based on a methodology that we dispute.

In November 2001, we submitted to ENARGAS the suggested investment program for the period 2003 through 2007, which would be financed with the tariff base to be fixed for January 1, 2003 and with the K Investment Factors. In view of the deterioration experienced by the Argentine economy at the time, we made the implementation of the investments contingent on the possibility of obtaining funds in capital markets at reasonable rates compatible with the cost of capital rate that ENARGAS would recognize in the RQTII process.

Towards the end of 2001, ENARGAS required us to provide expenditure projections for the period 2003 through 2007. We requested an extension with respect to ENARGAS' request, as it was not possible for us to determine the impact that changes in the Argentine economy, the devaluation of the Peso and the passing of the Public Emergency Law and its implementing regulations could have on the prices of domestic and imported goods and services.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the QTII process until the renegotiation process provided for by the Public Emergency Law was conducted.

Surcharge on Gas Consumption

Law No. 25,565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps.0.004 per cubic meter of gas applicable to all gas consumption, or the "Surcharge". The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

New Regulations

Executive Decrees No. 180/2004 and 181/2004 enacted on February 12, 2004 by the Argentine government, modify the existing regulatory framework that applies to gas distribution companies, including us. However, the interpretation and application of certain amendments effected through the Decrees and their impact on us is uncertain since regulations that will govern these amendments are yet to be developed by the Federal Planning Ministry and the Energy Secretariat, which forms part of the Federal Planning Ministry, who are responsible for the implementation of the Decrees.

Decree No. 180

Pursuant to Executive Decree No. 180/2004, or "Decree No. 180" a trust fund, or the "Trust Fund" has been established to serve as the principal vehicle for investments in gas distribution and transportation projects. The Trust Fund is to be administered by the Federal Planning Ministry with initial investments in the Trust Fund to be made by (a) rate charges, which will be paid by the users of the transportation and distribution services; (b) special credit facilities; and (c) specific contributions made by direct beneficiaries.

Decree No. 180 establishes an Electronic Gas Market, or "EGM", which is intended to function as a centralized market through which spot-market, various secondary markets or transportation capacity resale market transactions will occur. Entities in these markets shall be authorized to charge fees and commissions that are to be approved by the Energy Secretariat for transactions carried out on the EGM. The EGM will be regulated mainly by the Energy Secretariat, which forms part of the Federal Planning Ministry. Decree No. 180 amends the Special Conditions for large users "ID Transportation" and "IT Transportation" categories approved by Decree No. 2255 dated December 2, 1992. Such amendments will not become effective until the end of the renegotiation of public utility contracts or until distribution rate adjustments are determined within the framework of those renegotiations. In addition, Decree No. 180 replaces the CNG sale user category established under Decree No. 2255 with the CNG Firm Sale and CNG Interruptible Sale categories. Decree No. 180 also establishes new "CNG Firm Transportation" and "CNG Interruptible Transportation" categories. These new customer categories will not become available until the prohibition that restricts natural gas companies from purchasing their own gas is lifted.

Decree No. 180 further provides that users who purchase services from their local area distribution company, where charges for capacity reserve or take-or-pay covenants or other equivalent provisions apply, shall be authorized to resell the service they receive at the delivery point of the transportation system, or "City Gate", without obtaining approval from the distribution company in that area. The terms of any such resale are to be established by the EGM. On June 8, 2004, through Resolution No. 606/2004, the Energy Secretariat amended such provision allowing users purchasing services from local distributors where charges for reserve capacity, take-or-pay covenants or other equivalent provisions apply; to exchange, re-sell or assign such services to other users connected to the same or other distribution companies. Resolution No. 606/2004 expressly provides that the parties shall be free to negotiate the terms and conditions of such exchange, re-sale or assignment until such time as the EGM is operating. Until such time as the EGM is operating, ENARGAS shall announce through the internet the offers of users interested in exchange, re-sale or assignment of their services. Additionally, Resolution No. 606/2004 provides that the distribution companies shall facilitate the performance of these transactions by delivering all the services hired by the re-sellers to the buyers.

Subject to certain limitations, Decree No. 180 permits distribution companies and their shareholders to hold a controlling interest in not more than one company which, not being a distribution company, a subdistribution company or a natural gas producer, is engaged in selling gas under the terms of Sections 14 and 83 of Law 24,076. Consequently, we shall be entitled to hold a controlling interest in only one gas marketing company.

In the event of a gas supply crisis, the Energy Secretariat, pursuant to Decree No. 180 can take whatever steps it deems necessary to provide an adequate level of service. Decree No. 180 provides that supply shall be guaranteed to (i) residential service users, (ii) certain general service users, and (iii) sub-distributor service users.

Decree No. 181

Executive Decree No. 181, or "Decree No. 181", instructs the Energy Secretariat, which forms part of the Federal Planning Ministry, to prepare a scheme for the normalization of gas prices at the TSEP for network gas distribution service providers and for the users of such providers who will purchase gas from those providers in accordance with Decree No. 181.

Consequently, Decree No. 181 provides that the Energy Secretariat is authorized to enter into agreements with natural gas producers to adjust the price of natural gas at the TSEP, purchased by the network gas distribution providers. The Energy Secretariat shall be able to implement protection mechanisms in favor of users who purchase gas directly from the producers who are parties to these agreements. In addition these agreements should protect segments with less energy management capacity.

On Apri1 2, 2004, the Energy Secretariat and a large number of natural gas producers executed the 2004 Agreement. The Federal Planning Ministry confirmed the validity of such agreement through Resolution No. 208. The agreements entered into by the Energy Secretariat also established a 45-day term during which outstanding gas purchase agreements among producers and gas distribution companies shall be renegotiated. The renegotiation period commenced on April 23, 2004. Gas purchase contracts renegotiated pursuant to such resolution due in December 2006. As of the date of this Annual Report, we have completed all of the renegotiations of our outstanding gas purchase agreements with gas producers. Further, pursuant to Resolution No. 208 issued by the Energy Secretariat, Notes Nos. 2,975, 3,332 and 3,674 issued by ENARGAS and Note No. 671 issued by the Federal Planning Ministry, ENARGAS is permitted to reallocate gas volumes that we have contracted to receive from gas producers under our renegotiated gas agreements to other gas distribution companies.

Other Regulations

On April 20, 2004, the Federal Planning Ministry issued Resolution No. 185/2004 which created a Global Program for the issuance of Debt Securities and/or Equity Securities in Financial Trusts in order to fund new natural gas distribution and transportation expansion or extension works.

On June 15, 2004 the Energy Secretariat published Resolution No. 657/2004, which establishes guidelines for the interruption of the supply of natural gas to firm users and the general principles that must be followed by distribution companies when negotiating natural gas firm supply agreements with their customers. Distribution companies must prepare a list with respect to the order of services that will be interrupted according to the guidelines established by Resolution No. 657/2004. This list must be submitted to ENARGAS for approval.

In conjunction with Decree No. 180, the Energy Secretariat issued Resolution No. 265/2004 which adopts certain measures intended to prevent a domestic gas supply crisis. Resolution No. 265/2004, thus, (1) suspends the export of natural gas surplus which could be used for domestic supply; (2) suspends all the authorization requests for natural gas exports; and (3) instructs the Undersecretariat of Fuels to develop a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

On April 22, 2004, the Undersecretariat of Fuels issued Disposition No. 27/2004 which creates a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period of 2003 have received a discount equal to 10% to 12% of the cost of their natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 have paid a surcharge on the gas they consume over the 95% level.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005 which extends Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90% or 95%, depending on the type of user, of the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. Resolution No. 624/2005 expires in September 2005 but may be extended.

In May 2005, the Executive Branch issued Decree No. 465/2005, instructing the Federal Planning Ministry to prepare a scheme for the expansion of natural gas transportation facilities for the year 2006.

On May 23, 2005, Resolution No. 752/2005 was issued by the Energy Secretariat and published in the Official Gazzette. Resolution No 752/2005 provides that all natural gas users, except for residential and General Service P categories, are authorized to acquire natural gas at the transportation system entry point, or "TSEP". In addition to this general rule, said Resolution No. 752/2005 creates a new natural gas marketing structure by providing certain supply restrictions, which apply to distribution companies. In accordance with these restrictions, gas distribution companies will be unable to supply short, medium and long term natural gas to: (i) large users, either on a firm or interruptible basis, from August 1, 2005; (ii) General Service G users, from August 1, 2005; (iii) General Service P users with an average consumption of more than 9,000 cubic meters of natural gas, from August 1, 2005; and (iv) firm and interruptible CNG users, from January 1, 2006. Accordingly, such users will have to acquire natural gas directly from natural gas producers. In addition, Resolution No.752/2005 provides that distribution companies will be authorized to provide natural gas to the users mentioned above, only if they acquire the natural gas on account of such users, within the framework of the EGM. Regarding the CNG market, Resolution No 752/2005 creates a new marketing structure for the assignment of natural gas, which will be in force on January 1, 2006. It is still uncertain to what extent the natural gas marketing structure created by Resolution No. 752/2005 could affect our operations.

Creation of ENARSA

On November 2, 2004, the Argentine Congress enacted Law No. 25,943/2004, pursuant to which a new state-owned energy company, "Energía Argentina Sociedad Anónima" or "ENARSA", was created. According to Law No. 25.943/2004, ENARSA shall be authorized, among other activities related to the energy industry, to participate in natural gas transportation and distribution activities; on its own, by means of a third party or associated with third parties.

It is still uncertain to what extent the creation of ENARSA could affect our operations or whether ENARSA will ever be engaged in natural gas transportation and/or distribution activities.

Electronic Gas Market Opening

The EGM commenced operations on June 6, 2005 with the participation of certain natural gas producers and distribution companies. The EGM is intended to function as a centralized market through which spot-market and some of the transportation capacity resale market transactions will occur. The EGM currently carries out spot market transactions but it is expected to also carry out futures transactions following approval by the Energy Secretariat. The aim of the EGM is to increase transparency and lower the spot market prices.

Circular No. 05/2005 of the Mercado Electrónico de Gas S.A., or " MEG", the entity that carries out the natural gas trading operations, opened a registration period for agents willing to operate in the EGM. On March 18, 2005 our Board of Directors approved the creation of a new company, MetroEnergía S.A., or MetroEnergía which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroEnergía and own 95% of its capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroEnergía capital stock respectively, . The opening of the EGM will expose part of our pricing structure to competition and we are uncertain as to what extent the opening of the EGM could affect the prices of natural gas.

      Organizational Structure

      We are not part of a group. We have no subsidiaries. See Item 7: "Major Shareholders and Related Party Transactions".

      Property, Plant and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See "-Business Overview".

    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Financial Statements and selected financial and operating information included elsewhere in our Annual Report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as "anticipates", "believes", "could", "estimates", "expects," "foresees", "intends", "may", "should" or "will continue" and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in our Annual Report. See "Forward-looking Statements and Associated Risks". For a discussion of important factors, including, but not limited to, the going concern issue mentioned in the report issued by our auditors, the suspension of payments on our financial debt, the pesification of our tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: "Key Information-Risk Factors".

We maintain our financial books and records and publish our financial statements in Pesos as of February 28, 2003 and prepare our financial statements in accordance with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in our Annual Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Financial Statements contained in Item 18 of our Annual Report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net loss and shareholders' equity.

Under Argentine GAAP financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.3 and 3.4.(e) to our Annual Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV. Accordingly, our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina issued a qualified report on our Annual Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our Annual Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, issued a report on our financial statements as of and for the year ended December 31, 2004 stating that we were negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures, including the violation of the contractually-agreed License to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt. In their opinion, these circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of and for the year ended December 31, 2004 do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regard to these matters are described in the notes to our Annual Financial Statements-Note 2 "The Argentine economic situation and its impact on the Company's economic and financial position". Investors in us should review carefully the report of Price Waterhouse & Co. S.R.L, member firm of PricewaterhouseCoopers, Buenos Aires, Argentina.

During 2004, the Argentine economy experienced a partial recovery, which resulted in an increase of 6.1% in the consumer price index compared to 3.7% in 2003 and an increase of 7.9% compared to 2.0% in 2003 in the wholesale price index. In addition, during 2004 GDP increased by 9.0% compared to 8.7% in 2003.

Prior to 2004, the Argentine economy had been mired in a severe economic recession that began in the second half of 1998. Argentina's GDP has fallen every year since then, except for 2004 and 2003, culminating in a decrease of 10.9% in 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002 and devalued by 1% in 2004 compared to 2003.

The following table shows annual percentage changes in Argentina's GDP for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2004	2003	2002	2001	2000
Gross domestic product (annual % change)	9.0	8.7	(10.9)	(4.4)	(0.8)

__________

Source: INDEC, Banco de la Nación.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2004	2003	2002	2001	2000
Wholesale price index (annual % change)	7.9	2.0	119.0	(5.3)	2.4
Consumer price index (annual % change)	6.1	3.7	41.0	(1.5)	(0.7)

__________

Source: INDEC, Banco de la Nación.

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

    Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and Item 3: "Key Information-Risk Factors"-Risk Factors Relating to Us-In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result".

    Freezing of our tariffs

Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the US PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs that is still in effect.

    Devaluation

The Public Emergency Law eliminated the U.S. Dollar-Peso parity. Soon after the enactment of the Public Emergency Law, the Argentine government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 11: "Quantitative and Qualitative Disclosure About Market Risk".

    Inflation and inflation accounting

During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See Item 3: "Key Information-Selected Financial Data".

The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003 and 2001. Another factor that adversely affected our results of operations and financial position is:

    Elimination of access to financing

We have no access to either local or international financing. We continue to face uncertainties in our ability to roll over or refinance our debt as it becomes due. See "-Liquidity and Capital Resources".

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs".

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

Effects on Our Results of Operations and Liquidity in Future Periods

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during 2004, including slight wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

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

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements as of December 31, 2004 we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

The assumptions most subject to judgement in our expected cash flows are:

1. Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels of less than 50% of the tariffs in Dollars as of December 2001.

2. Restructuring of the indebtedness: we have assumed the financial debt will be restructured in such a way that will allow us to recover suitable financial indicators.

3. Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of this Annual Report.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to the financial statements as of December 31, 2004):

    revenue recognition and accounts receivable;
    impairment of long-lived assets;
    provision for allowances and contingencies; and
    deferred income tax.

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data.

We provide for losses relating to accounts receivables. The allowance for doubtful accounts is based on our estimates of collections. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows undiscounted and without interest, from such assets is less than their carrying value. In that event, a loss would be recognized within operating profit based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. There are no provisions for impairment recorded in our financial statements as of December 31, 2004.

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

Deferred income tax

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our cost in its projections, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, we have recorded as of December 31, 2004 a valuation allowance against the deferred tax assets considered non-recoverable.

Under US GAAP, Statement of Financial Accounting Standards No. 109, or "SFAS 109", "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carry forward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

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

      Operating Results

The following review of the results of our operations and financial condition should be read in conjunction with our Annual Financial Statements and with our Selected Financial Data included in Item 3: "Key Information". Our Annual Financial Statements have been prepared in accordance with Argentine GAAP except as discussed below. Accordingly, our Annual Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415/200 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balances as of December 31, 2003, 2002 and 2001, disclosed for comparative purposes, have been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance with the IPIM index. See Item 8: "Financial Information".

On March 25, 2003, the National Executive Power issued Decree No. 664/2000 that establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441, issued by the CNV, we discontinued the restatement for inflation of our financial statements effective March 1, 2003.

Assets and liabilities in foreign currency as of December 31, 2004 have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per U.S.$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per U.S.$1. See Note 3.4(b) to our Annual Financial Statements.

Results of Operations for the Years Ended December 31, 2004 and 2003

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating (loss) income, (loss) income before tax and net (loss) income for each quarter of 2004:

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Total
	(in millions of Pesos) (unaudited)
Sales	147.1	220.0	250.0	197.0	814.1
Gross profit	21.2	63.8	66.8	23.1	174.9
Operating (loss) income	(4.4)	33.9	34.6	(5.5)	58.6
(Loss) income before tax	9.2	(26.0)	(11.5)	(94.7)	(123.0)
Net (loss) income	1.9	(18.7)	(11.5)	(94.7)	(123.0)

Sales

Sales increased by 25.0% during 2004 to Ps.814.1 million from Ps.651.5 million during 2003. This increase was mainly due to a higher total volume delivered, an increase in volumes of gas sold to electric power plants and industries together with a decrease in lower priced transportation distribution services. In addition, we received an increase in the price of gas included in pass through tariffs according to the tariff frameworks approved by ENARGAS on a temporary basis on May 11, 2004 and on October 28, 2004.

Sales to residential customers decreased by 0.9%, from Ps.384.5 million during 2003 to Ps.381.0 million in 2004. Gas volumes delivered to residential customers decreased by 2.9% during 2004 compared to the previous year, due to higher average temperatures which resulted in lower residential gas consumption partially offset by an increase of 1.5% in the number of residential customers.

Sales to power plants increased by 194.9%, from Ps.53.4 million during 2003 to Ps.157.6 million in 2004. Volumes delivered to power plants increased by 44.6% during 2004 compared to 2003. This increase in volumes was mainly due to the increase in the demand for electricity and lower hydroelectric generation, which affected the amount of gas consumed by gas fired power plants during 2004 compared to 2003.

As a result of the ongoing economic stabilization in Argentina, our tariffs have increased according to the tariff framework approved by ENARGAS on a temporary basis on May 11, 2004 and October 28, 2004, and we have renegotiated several of our customer contracts. Consequently, volumes of gas transported and delivered to industrial, commercial and governmental customers increased by 7.7% during 2004 compared to 2003. Furthermore, gas sales and transportation and distribution services to these customers increased by 21.5% during 2004 compared to 2003.

Volumes of CNG delivered during 2004 increased by 10.4% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Sales of CNG increased by 38.8% during 2004 compared to 2003, mainly due to the above-mentioned increase in volumes delivered and the increase in the gas value included in our tariffs according to the tariff framework approved by ENARGAS on a temporary basis on May 11, 2004 and October 28, 2004.

Sales and gas volumes available for processing during 2004 increased by 56.4% and 56.9%, respectively compared to 2003. This is due to the increase in volumes of gas delivered, as a result of the increase in gas demand as well as the increase in the price of gas at wellhead.

The table below sets forth our sales by customer category for the years ended December 31, 2004 and 2003, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2004	% of Sales	Year Ended December 31, 2003	% of Sales
	(in millions of Pesos, except percentages) (unaudited)
Gas and services
Residential	381.0	46.8	384.5	59.0
Power plants	111.3	13.7	4.7	0.7
Industrial, commercial and
governmental	134.0	16.5	112.2	17.2
Compressed natural gas	92.0	11.3	66.3	10.2
Subtotal	718.3	88.3	567.7	87.1
Transportation and distribution
Service only
Power plants	46.3	5.7	48.7	7.5
Industrial	29.2	3.6	22.1	3.4
Subtotal	75.5	9.3	70.8	10.9
Processed natural gas	20.3	2.4	13.0	2.0
Total	814.1	100.0	651.5	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2004 and 2003 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2004			Year Ended December 31, 2003
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,719.8	60,734	21.3	1,771.0	62,542	26.6
Power plants	1,259.2	44,468	15.6	69.0	2,437	1.0
Industrial, commercial and governmental	915.9	32,344	11.3	824.8	29,127	12.4
Compressed natural gas	703.3	24,837	8.7	637.0	22,495	9.6
Subtotal	4,598.2	162,383	56.9	3,301.8	116,601	49.6
Transportation and distribution services only
Power plants	2,779.8	98,167	34.4	2,724.1	96,200	41.0
Industrial	526.3	18,586	6.5	514.3	18,163	7.7
Subtotal	3,306.1	116,753	40.9	3,238.4	114,363	48.7
Processed natural gas	175.8	6,208	2.2	112.0	3,955	1.7
Total	8,080.1	285,344	100.0	6,652.2	234,919	100.0

Operating Costs

Our operating costs totaled Ps.639.1 million during 2004, representing a 26.1% increase from our operating costs of Ps.506.7 million recorded in 2003. This increase was mainly attributed to higher gas volumes purchased compared to 2003 and the increase in the price of gas purchased as a result of the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system established by ENARGAS.

During 2004, we purchased 5,428.9 MMCM (191.7 BCF) of gas, representing an increase of 40.4% from the volumes purchased in 2003. This increase is mainly due to the increase in volumes delivered to power plants, CNG and industrial, commercial and governmental customers. Our gas purchase costs increased by 60.5% during 2004 in comparison to 2003 mainly due to the increase in volumes acquired, and higher prices arising from the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system established by ENARGAS.

Gas transportation costs slightly decreased from Ps.195.6 million during 2003 to Ps.194.9 million during 2004. As previously mentioned, gas transportation tariffs have not increased since January 2002.

During 2004 and 2003, we capitalized operating costs of Ps.2.l million and Ps.3.2 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets. During 2004, operating expenses increased mainly due to fixed asset depreciation (71.9%), payroll and social security contributions (15.7%) and sundry services (9.1%) compared to 2003. This increase in 2004 was partially offset by a decrease in other operating costs (12.4).

The table below sets forth our operating costs by class of cost for 2004 and 2003 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2004	% of Total Operating Cost	Year Ended December 31, 2003	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	321.0	50.2	200.0	39.5
Gas transportation service	194.9	30.5	195.6	38.6
Fixed assets depreciation	75.7	11.8	67.0	13.2
Payroll and social security contributions	19.4	3.0	17.5	3.4
Operations and maintenance	7.5	1.3	7.2	1.4
Technical operator's fee	4.6	0.7	4.4	0.9
Sundry materials	3.1	0.5	2.0	0.4
Fees for sundry services	1.9	0.3	1.6	0.3
Other operating costs	13.1	2.0	14.6	2.9
Capitalization of operating costs	(2.1)	(0.3)	(3.2)	(0.6)
Total	639.1	100.0	506.7	100.0

Administrative Expenses

Our administrative expenses decreased by 12.6% from Ps.59.5 million in 2003 to Ps.52.0 million in 2004. This decrease is mainly due to the reduction in intangible asset amortization and fixed asset depreciation and lower legal contingencies, which were partially offset by an increase in payroll and social contributions and taxes, rates and contributions. Intangible assets were fully amortized in 2003 and fixed asset depreciation was mainly due to lower commercial and financial software amortization in 2003.

The table below sets forth our administrative expenses by class of expense for 2004 and 2003 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2004	% of Total Administrative Expenses	Year Ended December 31, 2003	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	17.9	34.5	15.2	25.6
Taxes, rates and contributions	2.2	4.2	1.7	2.9
Fees for sundry services	4.8	9.2	4.7	7.9
Insurance	3.9	7.4	4.2	7.1
Fixed assets depreciation	10.3	19.8	12.7	21.3
Intangible assets amortization	-	-	2.1	3.5
Other administrative expenses	12.9	24.9	18.9	31.7
Total	52.0	100.0	59.5	100.0

Selling Expenses

Our selling expenses increased by 16.4% in 2004 from Ps.55.3 million during 2003 to Ps.64.4 million in 2004. This increase was mainly due to higher taxes, rates and contributions, payroll and social contributions and allowance for doubtful accounts.

The table below sets forth our selling expenses by class of expense for 2004 and 2003 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2004	% of Total Selling Expenses	Year Ended December 31, 2003	% of Total Selling Expenses
	(in millions of Pesos, except percentages) (unaudited)
Payroll and social security contributions	16.7	26.0	14.9	26.9
Doubtful accounts	7.9	12.2	6.2	11.2
Fees for sundry services	4.4	6.9	4.1	7.4
Advertising and publicity	0.9	1.4	0.5	0.9
Bank expenses and commissions	4.9	7.6	5.0	9.1
Taxes, rates and contributions	25.9	40.2	20.9	37.8
Other selling expenses	3.7	5.7	3.7	6.7
Total	64.4	100.0	55.3	100.0

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.183.0 million during 2004 compared to a gain of Ps.7.l million in 2003. This variation is mainly due to the loss recorded in the year 2004 from the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system resulting from the weakening of the Peso against the U.S. Dollar and the Euro, compared to the gain recorded in 2003 due to the strengthening of the Peso against the U.S. Dollar. The Peso was devalued against the U.S. Dollar by 1.5% in 2004 compared to 2003 and by 10.4% against the Euro in 2004 compared to 2003.

Other Income and (Expenses),Net

Our other income and expenses totaled a gain of Ps.1.4 million in 2004 compared to a loss of Ps.1.4 million during 2003. This decrease was mainly due to higher income from penalties charged to contractors and higher income from fines to registered installers partially offset by higher reimbursements of insurance payments.

Income Tax (Expense) Benefit

During the year ended December 31, 2004, we did not recognize tax expense while in the previous year we recognized an income tax expense of Ps.45.9 million. In 2004, the income tax benefit created by the tax loss carryforwards resulting from losses before taxes was offset by an increase in the valuation allowance for defferred tax assets based on management taxable income estimates.

Net Loss

Our net loss totaled Ps.123.0 million during 2004 compared to Ps.10.2 million in 2003. This increase in net loss resulted mainly from higher exchange rate losses due to the depreciation of the Peso against the U.S. Dollar and the Euro and was partially offset by increased operating income in 2004 compared to 2003.

Results of Operations for the Years Ended December 31, 2003 and 2002

Our results vary greatly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our net sales, gross profit, operating (loss) income, income (loss) before tax and net income (loss) income for each quarter of 2003 (figures are adjusted for inflation as of February 28, 2003):
	Three Months Ended				Total
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in millions of Pesos) (unaudited)
Sales	111.2	179.8	227.3	133.2	651.5
Gross profit	11.1	50.7	29.4	53.6	144.8
Operating (loss) income	(17.0)	23.9	(0.9)	24.0	30.0
Income (loss) before tax	96.6	59.9	(80.5)	(40.3)	35.7
Net income (loss)	98.6	-	(68.5)	(40.3)	(10.2)

Sales

Sales decreased by 12.9% during 2003 to Ps.651.5 million from Ps.748.0 million during 2002. This reduction was mainly due to the restatement for inflation of sales for the year ended December 31, 2002. This reduction was partially offset by an increase in sales, before the restatement for inflation, attributable to higher sales to industrial, commercial and governmental customers, CNG, power plants and residential customers.

Sales to residential customers decreased by 15.4%, from Ps.454.3 million during 2002 to Ps.384.5 million in 2003. Gas volumes delivered to residential customers increased by 2.3% during 2003 compared to the previous year, due to lower temperatures registered in 2003 compared to 2002, the fact that the number of our residential customers at December 31, 2003 was 0.9% greater the number of our residential customers at December 31, 2002 and a 1.4% increase in our year-to-year per capita residential consumption.

Volumes delivered to power plants increased by 33.3% during 2003 compared to the previous year. This increase in volumes was mainly due to the increase in the stabilization electricity and lower hydroelectric generation, which affected the amount of gas consumed by gas fired power plants' during 2003 compared to the previous year. Nevertheless, sales of gas and transportation and distribution services to these customers decreased by 7.1% compared to the previous year due to the restatement for inflation of sales for the year ended December 31, 2002.

As a result of the partial economic stabilization, volumes of gas transported and delivered to industrial, commercial and governmental customers increased by 10.4% during 2003 compared to the previous year. Furthermore, gas sales and transportation and distribution services to these customers decreased by 9.5% during 2003 compared to the previous year.

Sales and gas volumes available for processing during 2003 decreased by 34.8% and 41.1%, respectively in comparison to 2002. This is mainly due to the restatement for inflation of sales to these customers for the year ended December 31, 2002. The increase in sales, before the restatement for inflation, was 10.6% compared to the previous year.

Volumes of CNG delivered during the year 2003 increased by 20.9% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Nevertheless, sales of CNG decreased by 2.4% during 2003 compared to the previous year, mainly due to the restatement for inflation of sales to CNG customers for the year ended December 31, 2002. The increase in sales to CNG customers, before the restatement for inflation, was 20.1% compared to the previous year.

The table below sets forth our sales by customer category for the years ended December 31, 2003 and 2002, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2003	% of Sales	Year Ended December 31, 2002	% of Sales
	(in millions of Pesos, except percentages) (unaudited)
Gas and services
Residential	384.5	59.0	454.3	60.7
Power plants	4.7	0.7	--	--
Industrial, commercial and governmental	112.2	17.2	124.8	16.7
Compressed natural gas	66.3	10.2	67.9	9.1
Subtotal	567.7	87.1	647.0	86.5
Transportation and distribution Service only
Power plants	48.7	7.5	57.5	7.7
Industrial	22.1	3.4	23.6	3.1
Subtotal	70.8	10.9	81.1	10.8
Processed natural gas	13.0	2.0	19.9	2.7
Total	651.5	100.0	748.0	100.0

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

During 2003, we purchased 3,866.7 MMCM (136.5 BCF) of gas, representing a increase of 7.8% from the volumes purchased in 2002. This increase is mainly due to the increase in volumes delivered to CNG customers, power plants and industrial, commercial and governmental users. Our gas purchase costs decreased by 3.3% during 2003 in comparison to 2002 mainly due to the restatement for inflation of gas purchase costs during the year 2002, although gas costs before the restatement for inflation increased by 13.4% mainly due to the increase in volumes acquired and as a consequence of higher average price originated in changes in the mix basins from which our gas was taken, which resulted in a greater percentage of our gas being purchased from the higher-cost Neuquén basin.

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

The table below sets forth our operating costs by class of cost for 2003 and 2002 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2003	% of Total Operating Costs	Year Ended December 31, 2002	% of Total Operating Costs
	(in millions of Pesos, except percentages)
Gas supply	200.0	39.5	206.8	36.0
Gas transportation service	195.6	38.6	256.2	44.5
Fixed assets depreciation	67.0	13.2	64.5	11.2
Payroll and social security contributions	17.5	3.4	20.4	3.5
Operations and maintenance	7.2	1.4	7.4	1.3
Technical operator's fee	4.4	0.9	5.3	0.9
Sundry materials	2.0	0.4	2.2	0.4
Fees for sundry services	1.6	0.3	2.0	0.3
Other operating costs	14.6	2.9	15.4	2.7
Capitalization of operating costs	(3.2)	(0.6)	(5.1)	(0.8)
Total	506.7	100.0	575.1	100.0

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

Financing and Holding Results

Our net financing and holding results totaled a gain of Ps.7.1 million during 2003 compared to a loss of Ps.685.6 million during the previous year.

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

Other Income and (Expenses), Net

Our other income and expenses decreased during 2003, producing a loss of Ps.1.4 million compared to a gain of Ps.1.3 million recorded during 2002 mainly due to the loss generated by material disposals.

Income Tax (Expense), Benefit

During the year ended December 31, 2003, we recognized income tax expense of Ps.45.9 million compared to an income tax benefit of Ps.197.5 million in 2002. This change is due to recognition of deferred income tax assets for the year 2002 principally related to income tax loss carryforwards. These deferred income tax assets were mainly generated by our exchange losses which are deductible for income tax purposes according to the Public Emergency Law. The income tax expense recorded during the year 2003 was mainly originated by the decrease in the exchange rate and the operating income recorded during such year.

Net Loss

Our net loss totaled Ps.10.2 million during 2003 compared to Ps.489.9 million in 2002. This decrease in net loss resulted mainly from lower exchange rate losses due to the appreciation of the Peso against the U.S. Dollar and the Euro and a lower inflation rate in Argentina, which were partially offset by increased income tax expense and increased operating income in 2003 compared to 2002.

Differences Between Argentine GAAP and US GAAP

Our Annual Financial Statements and the information shown in this Annual Report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2004 and 2003 and net (loss) income for the years ended December 31, 2004, 2003 and 2002:

    the capitalization of certain expenses under Argentine GAAP, which are expensed under US GAAP;
    the accounting for derivatives and hedging activities;
    the effects of inflation accounting in the application of deferred tax method and the determination of the valuation allowance for tax credits; and
    the accounting for the devaluation of the peso under US GAAP at December 31, 2001.

Notes 17 and 18 to our Annual Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation of shareholders' equity at December 31, 2004 and 2003 and net (loss) income for the years ended December 31, 2004, 2003 and 2002. Net (loss) income under Argentine GAAP for the years ended December 31, 2004, 2003 and 2002 was approximately Ps. (123.0) million, Ps. (10.2) million and Ps. (489.9) million, respectively, as compared to approximately Ps. (99.0) million, Ps.38.9 million and Ps. (455.7) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2004, 2003 and 2002 was Ps.652.7 million, Ps.775.7 million and Ps.786.0 million, respectively, as compared to approximately Ps.176.6 million, Ps.275.6 million and Ps.236.7 million, respectively, under US GAAP.

Modification of Argentine GAAP

Effective December 8, 2001, the Governing Board of the Federation of Professional Councils of Economic Science, or "FACPCE", approved Technical Resolutions Nos. 16, 17, 18, and 19 introducing changes in Argentine GAAP relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for the preparation of financial statements covering fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued Technical Resolution No. 20, "Derivative financial instruments and hedging transactions", which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable beginning January 1, 2003.

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

Net (loss) income under Argentine GAAP for the years ended December 31, 2004, 2003 and 2002 was approximately Ps. (123.0) million, Ps. (10.2) million and Ps. (489.9) million, respectively, as compared to approximately Ps. (99.0) million, Ps. 38.9 million and Ps. (455.7) million, respectively, under US GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2004, 2003 and 2002 was Ps.652.7 million, Ps.775.7 million and Ps.786.0 million, respectively, as compared to Ps.176.6 million, Ps.275.6 million and Ps.236.7 million respectively under US GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Financial Statements for information regarding recent accounting pronouncements under US GAAP.

      Liquidity and Capital Resources

      Liquidity

      Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

      Our primary sources and uses of cash during the years ended December 31, 2004, 2003 and 2002 are shown in the table below:
	For the years ended December 31,
	2004	2003	2002
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	239.6	88.7	16.6
Net cash provided by operating activities	160.6	165.1	40.6
Net cash used in investing activities	31.1	14.2	20.2
Net cash provided by (used in) financing activities	-	-	51.7
Increase in cash and cash equivalents	129.5	150.9	72.0
Cash and cash equivalents at the end of the year	369.1	239.6	88.7

      Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. dollar. As of December 31, 2004, 2003 and 2002 our cash and cash equivalents in U.S. Dollars totaled U.S.$114.5 million, U.S.$59.2 million and U.S.$13.5 million, respectively.

      We seek to meet our liquidity and capital requirements principally with cash flow from operations.

      Net Cash Provided by Operating Activities

      Net cash provided by operating activities amounted to Ps.160.6 million during 2004 and Ps.165.1 million during 2003. This decrease is mainly due to higher funds required by working capital partially offset by a higher operating income.

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

      Net Cash Used in Investing Activities

      Net cash used in investing activities totaled Ps.31.1 million during 2004 compared to Ps.14.2 million during 2003. This increase in 2004 was mainly due to higher investments in network replacement, such as pipelines and gas meters, increased investments in new services and in hardware and software migration.

      Net cash used in investing activities totaled Ps.14.2 million during 2003 compared to Ps.20.2 million used during the previous year, representing a decrease in our investments in fixed assets under the plan we implemented to offset the negative impact on us of the current economic crisis.

      Net Cash Provided by Financing Activities

      As a consequence of the impact of the Public Emergency Law and the decrees established thereunder on the Argentine financial system and on our financial situation, there were no significant financing activities during 2004 and 2003.

      No dividends were paid in 2004, 2003 and 2002.

      During 2002, our only cash provided by financing activities was generated by our termination before its expiration of a Euro-currency swap, resulting in our receipt of Ps.51.7 million.

      Capital Resources

      Since the beginning of the Argentine crisis, in December 2001, we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing. Domestic and international financial markets are closed to us as they are to other Argentine companies. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility's tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per U.S.$1, and the devaluation of the Peso, we lost access to capital markets and other financing sources, both domestically and internationally.

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

      We launched a debt restructuring plan prior to completion of the renegotiations we are engaged in with the Argentine government with respect to our tariffs. Accordingly, we developed and presented a comprehensive financial restructuring plan to our creditors with respect to all of our financial indebtedness.

      On November 7, 2003, we publicly announced an APE Solicitation under which we solicited the consent of our financial creditors to an APE, an out-of-court reorganization agreement which, subject to the approval of our creditors representing at least a majority of the number of our creditors and 66-2/3% of the principal of and interest on our financial debt and the subsequent approval of a reviewing court, would have the effect of restructuring all our financial debt which we do not repurchase pursuant to the APE. Our proposal offered our financial creditors two options: a cash option and a modification option. Under the cash option we offered to repurchase up to U.S.$100 million principal amount of our debt for 50% of its face value. Under the modification option we offered to modify our existing financial debt to increase it by the amount of interest accrued on such debt at the rate of 2.5% per annum from the date on which interest was paid on such debt to the date we issue such debt under the APE and to cause such debt, as so increased, to have the following terms:
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

      Our APE proposal was originally scheduled to terminate on December 10, 2003. We have extended that termination date several times. The current termination date is July 18, 2005. As of May 18, 2005, holders of our financial debt aggregating approximately Ps.$77.3 million, representing approximately 18.3% of our financial creditors, had accepted our offer.

      We have retained J.P. Morgan Securities Inc. and JP Morgan Chase Bank Buenos Aires Branch in order to advise us on such restructuring plan.

      As of December 31, 2004, following Citibank's N.A. resignation as trustee, register, authenticating agent and paying and transfer agent regarding our notes, or "Negotiable Obligations", and the resignation of the Citibank N.A., Buenos Aires branch as the trustee's representative in Argentina under the Indenture Agreement dated as of September 8, 1999 and supplemental agreements, The Bank of New York was appointed as trustee, register, authenticating agent and paying and transfer agent under such Indenture and Banco de Valores S.A. was appointed as the trustee's representative in Argentina.

      As of December 31, 2004 our total financial debt comprised: (1) our U.S. $100 million 9.875% Series A Notes due 2003, (2) Our Euro 110 million 7.375% Series B Notes due 2002, (3) Our U.S. $130 million Libor plus a margin ranging from 2.625% to 3.25% Series C Notes due 2004, (4) overdrafts with foreign financial institutions for a principal amount of U.S.$50 million due 2002 at an interest rate of 7.94% to 11.26% per annum and (5) overdrafts with Argentine financial institutions for a principal amount of Ps.67.7 million due 2002 and at an interest rate of at 8% per annum. Our financial debt as a percentage of our total capitalization amounted to 71.0% as of December 31, 2004, 64.7% as of December 31, 2003 and 64.5% as of December 31, 2002. See Note 10 to our Annual Financial Statements for information regarding our financial debt. As of December 31, 2004, 2003 and 2002 our cash and cash equivalents in U.S. Dollars totaled U.S.$114.5 million, U.S.$59.2 million and U.S.$13.5 million, respectively. We do not have any financial instruments for hedging purposes.

      Should no financing alternatives be available to us or should we not succeed in our debt restructuring we will not be able to meet our financial liabilities to our financial creditors as they come due and we may be unable to continue as a going concern. See Item 11: "Quantitative and Qualitative Disclosure About Market Risk".

      Future Capital Requirements

      As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of the network. During 2004, 2003 and 2002 our capital expenditures amounted to approximately Ps.31.1 million, Ps.14.2 million and Ps.20.1 million, respectively. As of March 31, 2005 and for the three month period ended as of that date our capital expenditures amounted to Ps.7.3 million.

      We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2005 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

      Research and Developments, Patents and Licenses, Etc.

      Not applicable

      Trend Information

      See Item 3: "Key Information-Risk Factors" and Item 4: "Information on the Company-Our History and Development-Supply of and Demand for Natural Gas", and Item 4: "Information on the Company-Business
      Overview-Regulatory Framework".

      Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors.

      Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2004:
	Payments due by period
	2005	2006	2007	2008	2009
	(in millions of Pesos)
Financial Debt (1)
Power Plant Sales	230.7	241.3	241.0	241.0	241.0
Gas Purchase (2)	407.0	442.4	38.7	36.3	25.1
Transportation Capacity (3)	195.3	191.2	189.0	189.0	189.0

	2005	2006	2007	2008	2009
	MMCM per day
Power Plant Sales	12.3	12.3	12.4	12.4	12.4
Gas Purchase	15.7	15.7	1.6	1.5	1.0
Transportation Capacity	23.6	23.0	22.6	22.6	22.6

      (1) On March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. On November 7, 2003, we publicly announced an APE Solicitation under which we solicited the consent of our financial creditors to an APE, an out-of-court reorganization agreement which, subject to the approval of our creditors representing at least a majority of the number of our creditors and 66-2/3% of the principal of and interest on our financial debt and the subsequent approval of a reviewing court, would have the effect of restructuring all our financial debt which we do not repurchase pursuant to the APE.

      (2) For these estimating committed amounts we considered the wellhead gas prices resulting from the renegociation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts.

      (3) For these estimating committed amounts we considered transportation price that are still in effect as of the date of this Annual Report.

      See Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources".

      Safe Harbor

Not applicable.

    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    Directors and Senior Management

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

    The members of our Board of Directors as of the date of our Annual Report are set forth below:

Name	Position	Date of Appointment
Ricky Lynn Waddell (a)	President	2003
Vito Sergio Camporeale (a)	Vice President	2002
Roberto Daniel Brandt (a)	Director	2004
Luis Augusto Domenech (a)	Director	2003
Graham John Cockroft (a)	Director	2000
Marcelo Gabriel Figueroa (a)	Director	2003
Victor José Sardella (b)	Director	2000
Carolina Fino (b) (d)	Director	2004
Roberto Alvarez Alvarez (b)	Director	2003
Juan Carlos Fronza (b)	Director	2003
Jorge Alberto Depino (c)	Director	2003
Diego Hollweck (a)	Alternate	2004
Cristián Marcaida (a)	Alternate	2002
Neil Harvey (a)	Alternate	2004
Gabriela Silvina Aguilar (a)	Alternate	2003
Cynthia Giménez Arrillaga (a)	Alternate	2003
Fernando Daniel Porta (a) (d)	Alternate	2003
Teodoro Marcó (b)	Alternate	2003
Luis Chaparro (c)	Alternate	2003
Dante Kogan (b)	Alternate	2004

    __________

    Notes:

    (a) Representative of Class A shareholders.

    (b) Representative of Class B shareholders.

    (c) Representative of Class C shareholders.

    (d) They have resigned their position as of June 22, 2005.

    Set forth below are brief biographical descriptions of our directors.

    Ricky Lynn Waddell, 45, joined us in 2003 and is president of our Board of Directors. He received a Ph.D. in International Relations from Columbia University, a Masters of Public Administration from Webster University, and a Masters of Arts from Oxford University, which he attended as a Rhodes scholar. He began his career as a combat engineer officer in the US Army, serving twelve years on active duty. After leaving active duty, he joined Wal-Mart International as Regional Logistics Manager for South America. He then joined Enron as a project developer. He subsequently held a variety of positions, including Regional Operating Officer for Enron South America and President of Enron Gas do Brasil. His responsibilities included asset management oversight for various South American pipeline and utility companies, as well as supervision of South American Regulatory Affairs. He is currently a Member of BG Group's Executive Committee and has responsibility for activities in South America. He is based in São Paulo and is responsible for all upstream and downstream activities, including Comgas S.A. in São Paulo and MetroGAS in Buenos Aires.

    Vito Sergio Camporeale, 58, is vice president of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 1999 he has been Argentine administration director of Repsol YPF. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the controller director for ASTRA Group.

    Roberto Daniel Brandt, 49, currently serves as a member of our Board of Directors. He is an economics graduate of the University of Buenos Aires and has a master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and trading chief of YPF, an advisor to the Argentine Energy Secretary and a consultant regarding domestic and international oil, gas and electricity issues. Mr. Brandt was named our general director on April 2, 2004.

    Luis Augusto Domenech, 52, currently serves as a member of our Board of Directors. He has a degree in business administration from the University of Buenos Aires. He has approximately 20 years experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our general director in 2002, Mr. Domenech served as our Administration and Finance Director. Currently, he is the general director of Comphania de Gas de São Paulo S.A. or "Comgas".

    Graham John Cockroft, 42, currently serves as a member of our Board of Directors. He has a Masters of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved to BG Group's South American operations and is currently the Regional Strategy Manager of BG Group in South America. His responsibilities include asset management oversight for various South American pipeline and utility companies. He is currently on the Board of Directors of Gas Argentino.

    Victor José Sardella, 54, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and the new projects sector of ASTRA C.A.P.S.A. Currently, he is the general manager of Pluspetrol Energy S.A.

    Carolina Fino, 34, is a member of our Board of Directors. She has a law degree from Universidad Católica Argentina, a Master of Laws from Harvard University (1997) and an Executive MBA from Instituto de Empresa (Madrid, 2002). From January, 2005, she works in the Legal Matters Department of YPF as Countries Coordination and Participated Companies Manager. She is an Alternate Director of Central Dock Sud S.A. In 1993 she worked as a lawyer at Astra C.A.P.S.A. and from 1998 to 2004 she worked in the Legal Matters Department for the Repsol YPF Group, in Madrid. She has resigned her position as from June 22, 2005.

    Marcelo Gabriel Figueroa, 39, currently serves as a member of our Board of Directors. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the New Business Division of Astra before joining us in December 1992, where he served in several operational and commercial positions. He is currently our operations director.

    Roberto Álvarez Álvarez, 50, is a member of our Board of Directors. He is a business administration graduate of Universidad Católica, Argentina. He was a member of the management committee of Banco Caudal from 1989 to 1996. He is a member of the Board of Directors of Aldazábal Sociedad de Bolsa and Mapfre Seguros de Vida S.A.

    Juan Carlos Fronza, 68, is a member of our Board of Directors. He is a mechanical engineer from Universidad de La Plata. From 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From 1983 to 2002 he was the chief executive officer of Copetro S.A.

    Jorge Alberto Depino, 45, is a member of our Board of Directors. He is a mechanical engineer and from 1981 to 1992 he worked for Gas del Estado S.E. From 1992 to 2002 he worked for us in the operations area.

    Diego Hollweck, 34, is an alternate member of our Board of Directors. He has a degree in economics and a masters degree in finance from the University of Buenos Aires. He worked for BG Group as Treasury Manager, South America from 2003 to the date of our Annual Report. He has worked for Enron, South America (São Paulo) in Business Development, Corporate and Structured finance, Risk Management and Project Asset Management. Prior to working at Enron, he worked for Price Waterhouse & Co. S.R.L. in Buenos Aires in Financial Advisory Services.

    Cristián Marcaida, 37, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a master's degree in business administration at the Instituto de Altos Estudios Empresariales, or IAE. Currently he works in the business development area of BG Group Argentina.

    Neil Harvey, 48, is an alternate member of our Board of Directors. He is a public accountant and graduated from Southampton College of Higher Education (Sandwich) - ICMA. He worked in the Exploration and Production Department of British Gas in April, 1990. He also worked for British Gas Boliva as Finance Manager and for British Gas Brazil as Finance Regional Manager.

    Gabriela Silvina Aguilar, 39, is an alternate member of our Board of Directors. She has a degree in Foreign Trade and Business Administration. Also, she has a master's degree in Business Administration from the Business Development Institute in Argentina and a degree in Natural Gas Management from Oxford University. Currently she works for British Gas Argentina in the business development area and prior to that, she worked for Enron International as Regional Gas Marketing Manager.

    Cynthia Giménez Arrillaga, 38, is an alternate member of our Board of Directors. She is a Certified Public Accountant and also has a Business Administration degree from the University of Buenos Aires. She works for BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000, and recently she has been appointed to the position of Office General Manager for Argentina. Previously, she worked at Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, from June, 1998 to April, 2000.

    Fernando Daniel Porta, 43, is an alternate member of our Board of Directors. He is an industrial engineer from the University of Buenos Aires and has a post graduate degree in business administration from the Technological Institute in Buenos Aires. He worked in the Direction of Economic Planning at ALUAR S.A. and in the Direction of New Business at ASTRA CAPSA. He currently works for Repsol-YPF in the Direction of Affiliate Companies LAM and he manages their Electric Business. He has resigned his position as from June 22, 2005.

    Rogelio Driollet Laspiur, 51, is an alternate member of our Board of Directors. He is a lawyer and a graduate of the University of Buenos Aires. He has worked at YPF as Corporate Business Manager since April 2001. He worked in Eg3 S.A., Eg3 Red S.A. and Eg3 Asfaltos as Managing Lawyer between 1994 and 2001. During 2000 he was Director of Astra CAPSA.

    Teodoro Marcó, 34, is a member of our Board of Directors. He has a law degree from the University of Buenos Aires and a master in international law from Southern Methodist University School of Law in Texas. He previously worked at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

    Luis Chaparro, 39, is an alternate member of our Board of Directors. From 1992 to 1998 he worked for us. He was previously employed by Gas del Estado and he is currently employed by Xerox S.A.

    Dante Kogan, is an engineer who has worked for YPF from December 1992. He currently serves as the Transportation and Natural Gas Provision Manager for YPF.

    Officers

    Set forth below is a list of our principal executive officers at December 31, 2004. All of our executive officers are residents of Argentina.

Name	Position
Roberto Daniel Brandt	General Director
Marcelo Figueroa	Operations Director
Enrique Barruti	Human Resources Director
Fernando Aceiro	Commercial Director
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director
Eduardo Villegas Contte	Administration and Finance Director
Juan Pablo Mirazón	Internal Auditor Director
Valeria Soifer	Comptroller

    Roberto Daniel Brandt, 49, was appointed to his current position as General Director in 2004. He is an economics graduate of the University of Buenos Aires and has a master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and price chief of YPF, an advisor to the Argentine Energy Secretary and a consultant regarding domestic and international oil, gas and electricity issues. He joined us in 2002 as Corporate Affairs Director.

    Marcelo Figueroa, 39, was appointed to his current position as Operations Director in 2002. He holds a degree in industrial engineering from Buenos Aires University and a master's degree in business administration from both El Salvador University (Argentina) and Deusto University (Spain). He worked in the new business Directorate of Astra before joining us in December 1992, where he served in several operational and commercial positions.

    Enrique Barruti, 57, was appointed to his current position as Human Resources Director in 1997. He holds a degree in economics. He has more than 20 years of local and international experience in human resources and has worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University.

    Fernando Aceiro, 40, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Católica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

    Magdalena Gonzalez Garaño, 53, was appointed to her current position as Legal and Regulatory Affairs Director in 2004. She has a law degree from the University of Bueneos Aires. She joined the company in 1993 as regulatory affairs manager and in 1998 was appointed legal manager. Since 1993 she has worked as Secretary for Gas Argentino's Board of Directors our Board of Directors. Prior to joining us she was an associate at Cárdenas, Cassagne & Asociados from 1991 to 1993.

    Eduardo Villegas Contte, 49, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

    Juan Pablo Mirazón, 38, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

    Valeria Soifer, 40, was appointed to the position of Comptroller in 2003. She has a Business Administration degree from the Babson College (USA) and a master degree in Hydrocarbons Commercialization from ITBA (Buenos Aires). She has worked in the Strategic Planning and Control Department of Repsol-YPF.

    Supervisory Committee

    Our By-Laws provide for a Comisión Fiscalizadora, or the "Supervisory Committee", consisting of three members and three alternate members elected by our shareholders to terms of one year. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: "Major Shareholders and Related Party Transactions".

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

    The members and the alternate members of the Supervisory Committee as of the date of this Annual Report are set forth below:

Name	Position	Profession	Date of Appointment
Diego María Serrano Redonnet	Member	Attorney	2005
María Gabriela Grigioni	Member	Attorney	2005
Oscar Alberto Oroná	Member	Attorney	2005
Germán Fernández Lahore	Alternate	Attorney	2005
Santiago Daireaux	Alternate	Attorney	2005
Pablo Rueda	Alternate	Attorney	2005

    Diego María Serrano Redonnet, 38, has a Law degree from Universidad Católica Argentina and a Master of Laws from Harvard University (USA). He is a partner of Pérez Alati, Gronodona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, specializing in Banking and Finance Law.

    María Gabriela Grigioni, 41, has a Law degree from Universidad de Buenos Aires. From 1987, she worked as a commercial law advisor in the legal department of auditing firms and companies, following which, she worked in the Argentine Securities Commission (Comisión Nacional de Valores). She is a partner of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm.

    Oscar Alberto Oroná, 58, is the Legal Affairs Manager of the petroleum and gas division of YPF. Mr. Oroná holds a law degree from University of Belgrano.

    Germán Fernández Lahore, 35, has a Law degree from Universidad de Buenos Aires. During 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization. In 1998, he participated in the "Academy of American and Internacional Law", of the Southwestern Legal Foundation in Dallas, Texas. He also has a master in Natural Resources Law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (UK). He has worked as a lawyer for Beccar Varela, de Quintana Minerals Santa Cruz Law Firm and as foreign associate of Haynes and Boone Law Firm (Dallas, Texas). As from 2002, he works on Oil Matters Management in the Legal Matters Department of YPF.

    Pablo Rueda, 41, has a Law degree and a Master in Oil and Gas from Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informática Jurídica. He has worked as a lawyer in Marval, O'Farrell & Mairal Law Firm, as a foreign associate in Rabin Leacock Lipman (UK), in charge of the New York Office of Marval, O'Farrell & Mairal Law Firm (1993-1996), and currently at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, where he is a partner.

    Santiago Daireaux, 37, has a Law degree from Universidad Católica Argentina. He attended a postgraduate course in Corporations Legal Regime, at Universidad Católica Argentina. He has a master of Laws from Pennsylvania University (USA). He worked as a legal assistant in Trevisán Law Firm, in Moltedo Law Firm, as an associate in Moltedo Law Firm, in Fornieles & del Carril Law Firm, as foreign associate in Reboul, MacMurray, Hewitt, Maynard & Kristol, NewYork (USA), and in Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, where he is a partner.

    Audit Committee

    Pursuant to Decree No. 677/2001 the CNV issued Resolutions No. 400 on March 26, 2002 and No. 402 on April 25, 2002, setting out preliminary criteria for establishing Audit Committees (ComitJ s de Auditoría). Accordingly, we are required to establish an Audit Committee comprised of at least three directors the majority of whom must be independent of us and our controlling shareholders and may not hold any executive position with us. As required by Resolution No. 402/2002, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

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

    The members of the Audit Committee are Juan Carlos Fronza, Roberto Álvarez Álvarez and Vito Sergio Camporeale, appointed at the shareholders meeting dated April 29, 2005 for a period of one year. Our Board of Directors has determined that Mr. Vito Sergio Camporeale meets the requirements of an "audit committee financial expert", as defined by the SEC. Two of the members of our Audit Committee are independent in accordance with Argentine listing standards.

    Other Positions Held

    The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this Annual Report:
Name	Profession	Company	Position

Ricky Lynn Waddell	Business Administrator	Gas Argentino S.A.	Director of Gas Argentino S.A.
		BG Group	Executive Vice President and
Managing Director of BG Group
Vito Sergio Camporeale	Public Accountant	YPF S.A., Gas Argentino	Director of Sociedades Participadas
		S.A.; MEGA S.A.; Central	LAM in YPF S.A.
		Dock Sud S.A.; Dock Sud	Director of GAS ARGENTINO S.A.;
		S.A.; Caveant S.A., Petroken	President of Compañía MEGA S.A.;
		S.A.	President of Central Dock Sud S.A.;
Director of Inversora Dock Sud S.A.;
Director of Caveant S.A. Alternate
Director of Petroken S.A.
Roberto Brandt	Economist	Gas Argentino S.A.	Director of Gas Argentino S.A.
Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Director of Gas Argentino S.A.
Graham John Cockroft	Business Administrator	Gas Argentino S.A	Director of Gas Argentino S.A
		BG GNV do Brasil Ltda.	Delegate - Manager
		Comgas S.A.	Administrative Counsel
		TBG	Permanent Member of the
Administrative Council
Marcelo Gabriel Figueroa	Engineer	Gas Argentino S.A	Director of Gas Argentino S.A
Victor José Sardella	Industrial Engineer	Pluspetrol Energy S.A.; Dock	General Manager of Pluspetrol Energy
		Sud S.A.; Central Dock Sud. S.A.;	S.A. Director of Central Dock Sud S.A.,
		Inversora Dock Sud. S.A;	Vice President of Central Dock Sud S.A.
		Gas Argentino S.A.	Director of Inversora Dock Sud S.A.
Director of Gas Argentino S.A.
Carolina Fino	Lawyer	Gas Argentino S.A.	Alternate Member of the Board of Directors
Roberto Álvarez Álvarez	Business Administration	Aldazábal y Cía. S.A: Soc. de	Member of the Board of Directors
		Bolsa	Member of the Board of Directors
Mapfre Argentina Seguros de
Vida S.A.
Juan Carlos Fronza	Mechanical Engineer	--	--
Jorge Alberto Depino	Mechanical Engineer	--	--
Diego Hollweck	Economist	Transportadora de Gas del Sur S.A.; Comgas S.A.	Alternate Member of the Board of Directors Member of the Board of Directors

Cristián Marcaida	Mechanical Engineer	BG Argentina S.A.	Business Development in BG Argentina S.A.
Gabriela Silvina Aguilar	Business Administrator and	BG Argentina S.A.	Business Development Area in BG
	Foreign Trade		Argentina S.A.

Cynthia Giménez Arrillaga	Business Administrator and	BG Group; BG	Finance and Administration Manager of
	Public Accountant	Argentina S.A.	BG Group, Office General Manager for
BG Argentina S.A.

Fernando Daniel Porta	Engineer	Gas Argentino SA; MEGA SA.; Inversora	Alternate Director of Gas Argentino S.A.and MEGA S.A.
		Dock Sud SA. Central Dock	SA. Director of Inversora Dock Sud SA.
		Sud SA.	and Central Dock Sud SA.

Teodoro Miguel Marco	Lawyer	YPF S.A.	Gas and LPG Manager in the Legal Department of YPF S.A.
Luis Chaparro	Technician	XEROX S.A.	Employee
Dante Kogan	Engineer	Gasoducto del Pacífico, Compañía MEGA S.A.	Member of the Board of Directors
		Central Dock Sud S.A.	Alternate Member of the Board of Directors

    Compensation

    Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at a meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2004, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was approximately Ps. 218,800, including the amount reserved to provide for pension, retirement or similar benefits and for executive officers paid or accrued in that year for services in all capacities was approximately Ps. 2.6 million, including the amounts reserved to provide for pension, retirement or similar benefits. Certain of our directors voluntarily forfeited their accrued compensation.

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

    We also have a Supervisory Committee that oversees our management. See "-Supervisory Committee".

    No director or principal executive officer has entered into an employment agreement with us. No contracts for services were entered into between us and the directors or executive officers providing for benefits upon termination of their office or employment, other than as provided by law.

    Employees

    At December 31, 2004, we had 1,014 full-time employees and 4 part-time employees, a reduction of approximately 50% from the Takeover Date.

    The following table sets forth the number of employees at December 31, 2004, 2003 and 2002 by department:
Department	Number of Employees at December 31, 2004	Number of Employees at December 31, 2003	Number of Employees at December 31, 2002
General Directorate	43	47	43
Operations	427	409	416
Human Resources	64	56	57
Commercial	372	372	381
Corporate Affairs	15	14	15
Administration & Finance	93	89	93
Total	1,014	987	1,005

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

    As of December 28, 1992, approximately 90% of our employees belonged to one of three unions, covering workers, supervisors and managers. Due to the "public service" nature of service and as contemplated by Labor Reform Law (Law No. 25.250), we have agreed with Sindicato Capital, a union that represents all of our non-supervisory employees who belong to a union, that its members will render at least the minimum level of services required to prevent the interruption of our service. As December 31, 2004, approximately 31.4% of our employees were affiliated with Sindicato Capital, approximately 0.1% were affiliated with Asociación del Personal Jerárquico, or "APJ", approximately 0.2% were affiliated with Unión Personal Superior, or "UPS", and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2003, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future. We cannot predict the effects of any such potential conflicts.

    Share Ownership

    As of the date of this Annual Report, Jorge Alberto Depino, one of our directors, owned a total of 91,187 Class C Shares and Luis Chaparro, one of our alternate directors, owned a total of 25,719 Class C Shares. This share ownership represents less than 1% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this Annual Report.

    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
      Major Shareholders.

      Our shares are comprised of three classes of common stock, par value Ps.1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C Shares representing 10% of our capital stock. Each class of shares is entitled to one vote. As of the date of this Annual Report, the number of our outstanding shares by class was as follows:

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2004.
Shareholders	Class of Shares	Number of Shares	Approx. % of	Approx. % of
		Owned	Class	Outstanding
				Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
Private Investors	B	74,892,522	33.7%	13.2%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208		100.0%

      __________

      Notes:

      (a) The Class C Shares were set aside by the Argentine government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-Our History and Development-Privatization of Gas del Estado and the Creation of MetroGAS".

      In November 1994, we completed a worldwide offering of 93,500,000 Class B Shares, or the "Combined Offering", consisting of 5,610,000 American Depositary Shares, each representing ten Class B Shares, offered outside Argentina and 37,400,000 Class B Shares offered in Argentina. All of the Class B Shares sold in the Combined Offering were sold by the Argentine government, acting through the Ministry of Economy and Public Works and Services. The Class B Shares sold in the Combined Offering represented approximately 18.2% of our outstanding capital stock. As a result of the Combined Offering, the Argentine government's ownership percentage of our stock was reduced from 20% to approximately 1.8%. In January 1997, the Argentine government sold its remaining shareholding in us to private investors.

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

      Shares in Gas Argentino as of December 31, 2004 were held as follows:
	Percentage of Outstanding	Indirect Percentage Interest in
Shareholder	Common Shares of Gas Argentino	MetroGAS
BGI	54.67%	38.27%
YPF	45.33%	31.73%
Total	100.00%	70.00%

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

      Shareholders Agreement

      The holders of Gas Argentino's common shares are parties to a Shareholders Agreement, or the "Shareholders Agreement", which provides that certain majorities and voting percentages must be obtained before Gas Argentino may take certain specified actions or cause us to take such actions, including: amending our By-Laws, the By-laws of Gas Argentino, our License or the Technical Assistance Agreement; providing for new capital increases, contributions or reductions; approving corporate reorganizations; undertaking acquisitions or joint ventures; entering into new businesses other than gas distribution; and entering into sales or leases of assets, extensions of credit, borrowings and other contractual obligations that are in excess of a monetary threshold specified in the Shareholders Agreement.

      The Shareholders Agreement provides a right of first refusal in favor of one shareholder of Gas Argentino if the other shareholder wishes to dispose of its common shares in Gas Argentino whereby the non-selling shareholder has the right to purchase the offered shares.

      Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2004 was as follows:

Country	Class	Amount

Argentina	A	290,277,316(a)
	B	169,117,440(b)
	C	56,917,121
Other countries	B	52,859,331

      __________

      Notes:

      (a) Held by Gas Argentino.

      (b) 108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2004, we had 963 record holders of our stock in Argentina and 70 in other countries.

      Related Party Transactions

      BG Group, through BGI, indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps.4.6 million, Ps.4.4 million and Ps.5.3 million under the Technical Assistance Agreement during the years ended December 31, 2004, 2003 and 2002, respectively. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement".

      In addition, we reimbursed BG Group and its subsidiaries approximately Ps.2.4 million, Ps.1.1 million and Ps.5.4 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2004, 2003 and 2002, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the year 2004, 2003 and 2002 and under the terms of a Manpower Supply Agreement between us and BG Group for the years 2002.

      YPF indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF in the ordinary course of our business. We accrued approximately Ps.98.3 million, Ps.85.0 million and Ps.48.0 million during the years ended December 31, 2004, 2003 and 2002, respectively, for gas purchases from YPF.

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

      Additionally, during the years ended December 31, 2004, 2003 and 2002 we accrued expenses related to certain transportation contracts with Gas Natural BAN S.A., indirectly related to YPF amounting to approximately Ps.9.0 million, Ps.11.1 million and Ps.17.4 million, respectively. As of December 31, 2004, 2003 and 2002 we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to YPF, for approximately Ps.1.1 million, Ps.1.1 million and Ps.1.9 million, respectively.

      We supplied gas and transportation and distribution services of approximately Ps.2.1 million, Ps.1.6 million and Ps.2.3 million during the years ended December 31, 2004, 2003 and 2002, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF.

      Our management believes that all our transactions with related parties were negotiated on an arm's-length basis and contain terms no less favorable to us than we could have obtained in transactions with unrelated parties.

      For further information regarding certain transactions with related parties, see Note 7 to our Annual Financial Statements.

      Interests of Experts and Counsel

    Not Applicable.

    FINANCIAL INFORMATION
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

On November 17, 1997, after having performed an audit of the presentation made by us regarding the turnover tax levied by the Province of Buenos Aires from January 1993 to December 31, 1997, ENARGAS issued resolution No. 544/1997 authorizing the passing through to tariffs of the claimed amounts. In addition, the above-mentioned resolution established a term for the recovery of the amounts we had not passed through to customers through January 13, 1998, the date on which ENARGAS approved the application of the non-recurring rate adjustment mechanism, or the "Adjustment Mechanism".

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

On October 11, 2002, MetroGAS requested a rate adjustment from ENARGAS pursuant to the Article 46, of Law No. 24,076. This request has not been resolved by ENARGAS and we intend to include such adjustment in our tariff renegotiation.

Stamp Tax

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of stamp taxes, they apply only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance, or "Tacit Acceptance Contracts". We believe that stamp taxes do not apply to such contracts. Although most provincial tax codes provide that stamp taxes may only be levied on contracts of the type described in the preceding clauses (a) and (b), in recent years many provinces have begun to challenge the use of Tacit Acceptance Contracts, resulting in a wide variety of litigation for the purpose of subjecting Tacit Acceptance Contracts to stamp tax.

We have been subject to various legal proceedings brought by the Province of Neuquén and the Province of Rio Negro, which we have vigorously defended. As of March 31, 2005 these Provinces allege that we owe approximately Ps. 234.6 million.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes, if so required.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurance can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

TGS filed a declaratory action agaist the Province of Río Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Río Negro has suspended all collection proceedings until the Supreme Court issues a final ruling. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

No assurance can be given as to whether the imposition by the Provinces of Neuquén and Río Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the takeover date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change.

Revision and Inspection of Works in Public Spaces Levy

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Spaces, or "SWA", entered into between public services companies and GCBA, it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate". In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of the Works in Public Spaces Rate", or the "Inspection Rate", which has the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2005, the GCBA alleges that we owe approximately Ps.10.2 million. We have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass through to the consumers the rate imposed by GCBA.

Occupancy of Public Space Levy

In 1998, GCBA created the Occupancy Rate applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of March 31, 2005 the GCBA alleges that we owe approximately Ps.20.1 million.

In March 2005, the Energy Secretariat authorized Litoral Gas S.A., a gas distribution company, to include the Occupancy Rate amounts claimed by three municipalities of the Province of Santa Fe in the tariff paid by their customers. Due to GCBA's rejection of our administrative appeals we have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass through to consumers the rate claimed by GCBA.

We can give no assurance as to the outcome of such negotiations, whether other jurisdictions may claim similar levies or whether we will be permitted to pass through any final amounts claimed to our tariffs. We have also received similar claims for small amounts from municipalities in the Province of Buenos Aires, some of which we have paid.

Penalties

Pursuant to ENARGAS' Resolution No. 2778/2003 dated January 7, 2003, ENARGAS determined that the amount of Ps.3.8 million were charges unduly collected by us from our customers and fined us Ps.0.5 million due to such undue collection of charges. On February 12, 2003, we challenged such Resolution by initiating appropriate administrative proceedings with respect to the rationale of such Resolution and the rate of interest applied to our fine (recurso de reconsideración y alzada en subsidio). As of March 31, 2005, the total amount claimed by ENARGAS was Ps.16.8 million, including interest and fines. We have established reserves with respect to any potential liability we may have based on what we reasonably consider such liability would be.

Income Tax-Bad debt deduction

On November 5, 2002, we were notified by the Administración Federal de Ingresos Públicos, or "AFIP", of its ex officio ruling that disallowed bad debt deductions on our income tax returns for 1996 and 1997 and ordered an increase in our tax liability for those years of Ps. 0.9 million and Ps.1.6 million, respectively.

The AFIP rejected the tests we had applied to determine whether a bad debt was deductible (the disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained or removal of a meter from the location of a customer which owed us less than Ps. 1,000) and stated that we should have commenced legal proceedings to recover the bad debts. On November 26, 2002, we appealed the AFIP's determination to the Tax Court. As of the date of this Annual Report this matter has not been resolved.

On December 3, 2002, Decree No. 2442/2002 was published to provide that, for years ended after the date of publication, we may deduct as a bad debt a debt not exceeding an amount (subsequently set by AFIP at Ps.1,500) if it has remained unpaid for 180 days, notice of non-payment had been served on the debtor and the debtor's service had been disconnected or we have otherwise ceased to provide service to the debtor.

On December 3, 2002, Executive Order No. 2,442/2002 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1,457/2003 of AFIP was published, establishing the amount of Ps. 1,500. On June 18, 2004 General Resolution No. 1693/2004 increased the deduction amount to Ps. 5,000.

For the above mentioned reasons, we believe that the final outcome of this administrative proceeding will not adversely affect us.

Nevertheless, on September 11, 2003 we were notified of a court order issued at the request of the AFIP informing the attachment of certain of MetroGAS' real properties in the City of Buenos Aires for approximately Ps. 6.9 million. This circumstance was registered on November 26, 2002 at the corresponding registry. As of December 31, 2004, the total net book value of the attached fixed assets amounted to Ps. 46.2 million.

Dividend Policy

We do not have a formal policy governing the amount and payment of dividends. However, we paid dividends regularly until November 15, 2001. The amount and payment of dividends are determined by majority vote of our shareholders and the recommendation of our Board of Directors.

Since Gas Argentino owns 70% of our capital stock, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on our earnings, financial condition and other factors, including the requirements of Argentine law. All our shares of capital stock rank pari passu with respect to the payment of dividends. BG Argentina and YPF, as minor shareholders of MetroEnergía, have renounced to any dividend collection as far as MetroGAS restructure and pay its financial debt.

We have paid the following aggregate dividends for the respective fiscal years:

    Fiscal year 2001: Ps.100.3 million (adjusted for inflation as of February 28, 2003) were paid in cash;
    Fiscal year 2002: no dividends were paid;
    Fiscal year 2003: no dividends were paid; and
    Fiscal year 2004: no dividends were paid.

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

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee, to the annual ordinary shareholders' meeting for approval. Prior to April 30 of each fiscal year, an ordinary shareholders' meeting must be called to approve the financial statements and determine the allocation of our net income for the preceding fiscal year. Under Argentine law, shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of our subscribed capital stock plus adjustments to capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. As of December 31, 2002, our legal reserve represented 3.6% of our subscribed capital stock, as adjusted. Under our By-Laws, after an allocation to the legal reserve has been made, amounts will be segregated as follows: (i) to pay the fees of the members of our Board of Directors and of the Supervisory Committee; (ii) if any preferred stock is then outstanding (we currently have no preferred stock outstanding), to pay dividends on preferred stock; (iii) to pay a profit sharing bonus to all our employees; (iv) to retain as a voluntary reserve or contingency reserve as determined by the shareholders; and (v) the remainder of the retained earnings for the year may be distributed as dividends on capital stock.

On November 6, 2002, our Board of Directors approved a legal reserve of up to Ps.3.0 million (adjusted for inflation as of February 28, 2003), which represents 5% of our 2001 net income of Ps.60.3 million (adjusted for inflation as of February 28, 2003). As the unappropriated retained earnings could not absorb the legal reserve, and, as described above, in view of the fact that the interim dividend distributed constitutes a dividend paid in advance of net income for the year 2001, the Board of Directors approved the transfer of the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The ordinary and extraordinary shareholders meeting held on April 29, 2003 ratified this action.

Dividends on ADSs

To the extent that we declare and pay dividends on our common stock, owners of the American Depositary Shares, or "ADSs", on the relevant record date will be entitled to receive any dividends on the Class B Shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid to the depositary in Pesos will be converted by the depositary into U.S. Dollars and paid to owners of ADSs net of dividend distribution fees and currency conversion expenses, except as otherwise described below. Dividends paid to owners of ADSs are currently exempt from withholding or other Argentine taxes. See Item 10: "Additional Information-Taxation-Argentine Taxes".

To the extent that the depositary can in its judgment convert Pesos (or any successor or other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the depositary is required under the deposit agreement to convert or cause to be converted all cash dividends and other cash distributions received by it on the Class B Shares into U.S. Dollars and to distribute the resulting U.S. Dollars to the Holders of ADSs in proportion to the number of ADSs representing such Class B Shares held by each of them, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian of the depositary in Argentina, or the "Custodian", on account of taxes or other governmental fees or charges. If the depositary determines that in its judgment any foreign currency received by it cannot be so converted on a reasonable basis, the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders of ADSs entitled to receive it.

If a distribution by us consists of a dividend in, or a free distribution of, Class B Shares, upon receipt by or on behalf of the depositary of additional Class B Shares from us, the depositary may, and shall if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of Class B Shares received as such dividend or distribution, but only after deduction or payment of the fees and expenses of the depositary. If additional American Depositary Receipts, or "ADRs", are not so issued, each ADR shall thereafter also represent the additional ADSs with respect to the Class B Shares so distributed. If for any reason the depositary reasonably believes such distribution is not feasible, the depositary may, with our consent, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the advance payment of any taxes or governmental charges or the sale (at public or private sale) of the Class B Shares thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the depositary to the Holders of ADSs entitled thereto as in the case of a distribution received in cash. In lieu of issuing ADRs for fractions of ADSs, in any such case, the depositary will sell the number of Class B Shares represented by the aggregate of such fractions and distribute the net proceeds in U.S. Dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

For a discussion of U.S. and Argentine tax consequences with respect to the payment of dividends, see Item 10: "Additional Information-Taxation".

      Significant Changes

Executive Decrees No. 180/2004 and 181/2004 enacted on February 12, 2004 by the Argentine government, collectively the "Decrees", modify the existing regulatory framework that applies to gas distribution companies, including us. However, the interpretation and application of the amendments effected through the Decrees and their impact on us is uncertain since regulations that will govern the amendments are yet to be developed by the Ministry of Federal Planning and the Energy Secretariat, which forms part of the Federal Planning Ministry, which are responsible for the implementation of the Decrees. See Item 4: "Information of the Company-Business Overview-Regulatory Framework-New Regulations".

On April 2, 2004, the Energy Secretariat and a large number of natural gas producers executed the 2004 Agreement, to set the price of natural gas at the TSEP, through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208/2004. The 2004 Agreements established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated. During May and June 2004, we renegotiated all but one of these contracts and in May 2005, we renegotiated the last of these contracts. See Item 4: "Information of the Company-Business Overview-Commercial Contracts-Current Gas Purchase Contracts".

On May 23, 2005, Resolution No. 752/2005 was issued by the Energy Secretariat and published in the Official Gazzette. Resolution No. 752/2005 provides that all natural gas users, except for residential and General Service P categories, are authorized to acquire natural gas at the transportation system entry point, or "TSEP". In addition to this general rule, said Resolution No. 752/2005 creates a new natural gas marketing structure by providing certain supply restrictions, which apply to distribution companies. In accordance with these restrictions, gas distribution companies will be unable to supply short, medium and long term natural gas to: (i) large users, either on a firm or interruptible basis, from August 1, 2005; (ii) General Service G users, from August 1, 2005; (iii) General Service P users with an average consumption of more than 9,000 cubic meters of natural gas, from August 1, 2005; and (iv) firm and interruptible CNG users, from August 1, 2006. Accordingly, such users will have to acquire natural gas directly from natural gas producers. In addition, Resolution No. 752/2005 provides that distribution companies will be authorized to provide natural gas to the users mentioned above, only if they acquire the natural gas on account of such users, within the framework of the EGM. Regarding the CNG market, Resolution No. 752/2005 creates a new marketing structure for the assignment of natural gas, which will be in force on January 1, 2006. It is still uncertain to what extent the natural gas marketing structure created by Resolution No. 752/2005 could affect our operations.

The EGM commenced operations on June 6, 2005 with the participation of certain natural gas producers and distribution companies. The EGM is intended to function as a centralized market through which spot-market and some of the transportation capacity resale market transactions will occur. The EGM currently carries out spot market transactions but it is expected to also carry out futures transactions following approval by the Energy Secretariat. The aim of the EGM is to increase transparency and lower the spot market prices.

Circular No. 05/2005 of the Mercado Electrónico de Gas S.A., or " MEG", the entity that carries out the natural gas trading operations, opened a registration period for agents willing to operate in the EGM. On March 18, 2005 our Board of Directors approved the creation of a new company, MetroEnergía S.A., or MetroEnergía which was established to trade on the EGM on its own behalf and on behalf of third parties. We own 95% of MetroEnergías capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroEnergiás Capital Stock respectively, the controlling shareholder of MetroEnergía. BG Argentina and YPF have renounced to any dividend collection as far as MetroGAS restructure and pay its financial debt. The opening of the EGM will expose part of our pricing structure to competition and we are uncertain as to what extent the opening of the EGM could affect the prices of natural gas.

    THE OFFER AND LISTING
      Offer and Listing Details.

      New York Stock Exchange

      American Depositary Shares

      Our ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS". The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York as of February 26, 2001,or the "Depositary". The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:
	High	Low

2000:	9.69	8.06
2001:	8.98	4.50
2002:	7.00	0.80
2003:	7.76	1.49
2004:	4.49	3.88

2003:
First Quarter	2.64	1.49
Second Quarter	3.90	2.95
Third Quarter	4.90	3.00
Fourth Quarter	7.76	3.44

2004:
First Quarter	7.22	5.23
Second Quarter	5.46	3.60
Third Quarter	4.59	3.27
Fourth Quarter	4.60	3.88

Recent Six Months
January 2005	4.46	4.00
February 2005	4.95	4.45
March 2005	6.18	4.52
April 2005	4.61	4.25
May 2005	4.75	4.42
June 1 through June 15 2005	5.15	4.75

      On December 31, 2004, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$4.26. On December 31, 2004, there were approximately 1,126,531 ADSs outstanding and approximately 40 holders of ADSs. Such ADSs represented approximately 5.1% of the total number of issued and outstanding Class B Shares as of December 31, 2004.

      Class B Shares

      The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR". The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:
	High	Low

2000:	0.96	0.80
2001:	0.88	0.46
2002:	1.10	0.32
2003:	2.15	0.54
2004:	2.15	1.00

2003:
First Quarter	0.82	0.54
Second Quarter	1.13	0.87
Third Quarter	1.47	0.90
Fourth Quarter	2.15	1.01

2004:
First Quarter	2.15	1.50
Second Quarter	1.61	1.05
Third Quarter	1.39	1.00
Fourth Quarter	1.41	1.11

Recent Six Months
January 2005	1.37	1.26
February 2005	1.40	1.30
March 2005	1.74	1.35
April 2005	1.35	1.24
May 2005	1.39	1.30
June 1 through June 15 2005	1.50	1.35

      On December 31, 2004, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.30 per share. On December 31, 2004, there were approximately 963 holders of Class B Shares in Argentina.

      Plan of Distribution.

      Not Applicable.

      Markets.

      The Argentine Securities Market

      There are 13 securities exchanges in Argentina, seven of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Córdoba, La Plata, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades in Argentina are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2004 was approximately U.S. $4.4 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2004, the market capitalization of shares of the 96 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately U.S. $231.6 billion compared to U.S. $185.1 billion on December 31, 2003. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market", affiliated with such exchange.

      Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A., or the "MAE" or the "OTC Market", an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

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

      Certain information regarding the Argentine securities market is set forth in the table below:
	2004	2003	2002	2001	2000
Market capitalization (U.S. $ billions)	231.6	185.1	103.3	192.5	165.8
Annual volume (U.S. $ millions)	4,435	2,889	1,272	6,969	9,670
Average daily trading volume (U.S. S millions)	16.4	10.5	5.1	34.8	90.4
Number of listed companies	96	99	107	113	121

      Source: Buenos Aires Stock Market.

      The New York Stock Market

      The New York Stock Exchange, or "NYSE" is the world's leading and most technologically advanced equities market. Nearly 400 of the largest securities firms in America are members of the New York Stock Exchange.  These firms service 92 million customer accounts, or 90 percent of the total public customer accounts handled by broker-dealers, with total assets of over $3 trillion. They operate from 19,000 branch offices around the world and employ 146,000 registered personnel.  To protect investors, the health of the financial system, and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms, create the NYSE market. A member firm is a company or individual who owns or leases a "seat" on the NYSE. Only member firms are allowed to buy and sell securities on the trading floor. To become a member firm, a company must meet rigorous professional standards set by the Exchange. The number of seats has remained constant, at 1,366, since 1953. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. ET each business day of the year.

      On August 2, 2004, the NYSE filed to expand the NYSE Direct+® system. If approved by regulators, limits will be eliminated on the size, timing, and types of orders that can be submitted via Direct+, significantly increasing the level of purely electronic trading at the NYSE.

      Certain information regarding the Non-U.S. Companies which trade in the NYSE is set forth in the table below:
	2004	2003	2002	2001	2000
Non-U.S. Companies' capitalization (U.S. $ billions)	977.3	729.4	702.3	787.9	1,141.0
Non-U.S. Companies' Annual volume (U.S. $ millions)	38,365.1	34,881.8	33,803.5	29,072.8	25,252.8
Non-U.S. Companies' Average daily trading volume (U.S. $ millions)	152.2	138.4	134.1	117.2	100.2
Non-U.S. Companies' Number of listed companies	460	467	473	462	434
Countries	47	50	51	53	51

      Source: New York Stock Exchange

      Selling Shareholders.

      Not Applicable.

      Dilution.

      Not Applicable.

      Expenses of the Issue.

    Not Applicable.

    ADDITIONAL INFORMATION
      Share Capital

      As of December 31, 2004, our capital stock amounted to Ps.569,171,208, all of which is fully subscribed, registered and paid-in.

      The shareholders' extraordinary meeting held on March 12, 1997 approved the capital increase to Ps.569,171,208. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered on the Public Registry of Commerce on September 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

      Our shares are comprised of three classes of common stock par value $1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C shares representing 10% of our capital stock. See "-Memorandum and Articles of Association-Corporate Governance."

      Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2004	569,171

      Memorandum and Articles of Association

Register

Our By-Laws were registered in the Inspección General de Justicia, or the General Board of Corporations, on December 1, 1992 under number 11670, book 112, volume A of Corporations.

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

Article 29 of the By-Laws provides that the shareholders' meeting shall fix the compensation of the members of the Board of Directors.

Article 6 of our By-Laws provides that any issuance of ordinary shares for future stock increases shall be carried out in the proportion of 51% of Class A shares and 49% of Class B plus Class C shares, maintaining between these two classes the same relation that existed at the date of the relevant issuance.

Article 11 of the By-Laws provides that ordinary shares Class A will only be transferred with the previous authorization of ENARGAS.

Corporate Governance

We are principally governed by three separate bodies: our shareholders, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Decree No. 677/2001 and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. You may access our corporate governance guidelines at www.metrogas.com.ar. Copies of any such corporate governance guidelines and charters will be available to any shareholder upon request. The appointment of the members of the Audit Committee was made on May 7, 2004. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

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

Shareholders meetings can be ordinary or extraordinary. At ordinary shareholders meetings, shareholders consider and resolve the following matters:

(1) approval of accounting and other measures connected with the conduct of our business in accordance with the law or the By-Laws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2) election or removal of directors or members of the Supervisory Committee, and fixing of their remuneration;

(3) establishing the responsibilities of the directors and members of the Supervisory Committee; and

(4) approving increases in the corporate capital not exceeding five times the current amount.

All other matters must be resolved at extraordinary meetings, including:

(1) increasing the corporate capital to over five times the current amount of any company which is not publicly held;

(2) capital reductions and returns;

(3) redemption, reimbursement and writing down of shares;

(4) mergers, transformations and dissolutions; appointments, removals and remuneration of the liquidators; spin-offs; and consideration of our accounts and other matters connected with conduct in our winding-up;

(5) limitation or suspension of preferential rights in the subscription of new shares;

(6) issuance of debentures and conversion of same into shares;

(7) issuance of negotiable bonds, or "negotiable obligations"; and

(8) amendment of our by-laws.

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

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,550, as amended), Decree No. 677/2001, the rules and regulations of the Comisión Nacional de Valores ("CNV") and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "NYSE") and, consequently, we are subject to the rules and regulations of the NYSE.

On November 4, 2003, the NYSE established new corporate governance standards ("NYSE standards") that are applicable to NYSE-listed companies, including non-U.S. companies. Under these standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the "NYSE Sections") codified in Section 303A of the NYSE's Listed Company Manual. Non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c), however non-U.S. companies will have until July 31, 2005 to comply with the new audit committee standards set out in Section 303A.06 and will only be required to comply with Section 303A.12(c) after that date. Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections. A non-U.S. company is required to provide a brief, general summary of the significant differences by means of (i) the company's website (in English) or (ii) the company's annual report as distributed to its investors in the United States.

Pursuant to the requirements of Section 303A.11, following there is a summary of the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

303A.01.

Requirement: Listed companies must have a majority of independent directors on their board of directors.

Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders' meeting was held on April 29, 2004.

303A.02.

Requirement: Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

Argentine Requirement: To qualify as an "independent" or "non-independent" director, CNV standards (General Resolution No. 400/2002) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as "independent directors" would also not be considered "independent". When directors are appointed each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

303A.03.

Requirement: The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Argentine Requirement: Neither Argentine law, nor CNV rules, require that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months. MetroGAS' Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

303A.04.

Requirement: Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Argentine Requirement: Neither Argentine law, nor CNV rules, require the establishment of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and nominations are made at the shareholders' meeting. Pursuant to CNV standards, the person who nominates a director shall report at the shareholders' meeting whether or not the nominee is an "independent person" based on criteria established by CNV (which are similar to NYSE standards).

303A.05.

Requirement: Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Argentine Requirement: Neither Argentine law, nor CNV regulations, require the establishment of a compensation committee. An audit committee has to give an opinion about the reasonableness of directors' compensation and stock option plans, as approved by the board of directors. The compensation of members of the board of directors is approved by shareholders at their annual meeting. Under Argentine Corporations Law, the maximum remuneration that members of a board of directors can collect, including wages and remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed.

303A.06.

Requirement: Listed companies must have an "audit committee" that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.

Argentine Requirement: Pursuant to Decree No. 677/2001 and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. The majority of the members have to be independent. As required, on May 27, 2003 MetroGAS' Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors, two of which are independent.

303A.07(a).

Requirement: An audit committee shall consist of at least three members. All of its members must satisfy the requirements for independence set out in Section 303A.02 and shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

Argentine Requirements: Argentine law requires an audit committee to be comprised of at least three members, with a majority of independent members. We are not required to satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act until July 31, 2005. Pursuant to CNV standards, audit committee members are required to be conversant in business, financial or accounting matters and issues. In addition, CNV standards require the training of an audit committee's members in the practice areas that would permit them to carry out their duties on the audit committee.

303A.07(a).

Requirement: If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company's audit committee, and shall disclose its decision in the annual proxy statement of the company or in the company's annual report on Form 10-K, which is filed with the SEC.

Argentine Requirement: A comparable provision, relating to an audit committee member's simultaneous membership on the audit committee of other public companies, does not exist under Argentine law or CNV standards.

303A.07 (c).

Requirement: An audit committee shall have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2-5) of the Exchange Act.

Argentine Requirement: The functions and responsibilities of an audit committee, established by Decree No. 677/2001 and CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act.

303A.07 (c) (iii) (A).

Requirement: Provides that the audit committee must, at least annually, obtain and review report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and all relationships between the independent auditor and the company.

Argentine Requirement: Audit committee annual action plan provides for these actions to be taken.

303A.07 (c) (iii) (B-C).

Requirement: Provides that the audit committee shall: meet to review and discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", and discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Argentine Requirement: Audit Committee shall review the internal control system and the accounting and administrative system of the company, evaluate the auditors external performance and issue an opinion regarding filing and publication of the annual financial statements.

303A.07 (c) (iii) (D-H).

Requirement: Provides that the audit committee shall: discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management's response; set clear policies for hiring external auditors' employees; and report regularly to the board of directors.

Argentine Requirement: Argentinean provisions are similar except that there is no such provision regarding hiring external auditors' employees contained in Argentine law or our By-Laws. However, Decree No. 677/2001 establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.

303A.07 (d).

Requirement: Provides that each company must have an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and system of internal control.

Argentine Requirement: There is no specific reference within the Argentine law nor within CNV standards about internal function. MetroGAS has an internal audit department that reports risk management assessments to our Board of Directors.

303A.08.

Requirement: Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.

Argentine Requirement: MetroGAS has no stock option programs for its executive officers and senior management. The determination of whether to compensate a director is made at a shareholders' meeting.

303A.09.

Requirement: Listed companies must adopt and disclose corporate governance guidelines.

Argentine Requirement: Decree No. 677/2001 requires additional information that issuers must include in their annual reports, such as information related to the decision-making organizational structure (corporate governance), the company's internal controls system, information about directors and officers' compensation, stock options, and any other compensation system applicable to the members of the board of directors and managers. Decree No. 677/2001 does not address the remaining issues included in NYSE Section 303A.09.

303A.10.

Requirement: Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Argentine Requirement: A Code of Ethics is not a requirement for Argentine public companies, but MetroGAS' Board of Directors, on June 25, 2004, approved the Code of Ethics for directors, officers, employees, suppliers and contractors.

303A.12 (a).

Requirement: The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Argentine Requirement: A comparable provision does not exist under Argentine law.

303A.12 (b).

Requirement: The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any substantial nonfulfillment of any applicable provision under NYSE Section 303A.

Argentine Requirement: A comparable provision does not exist under Argentine law.

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19,550, corporate supervision is entrusted to a Comisión Fiscalizadora, or a "Supervisory Committee". The election of its members, individually known as síndicos (statutory auditors), and the organization and procedures of the committee are regulated by our By-Laws.

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

Certain Powers of the Board of Directors

Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under section 1881 of the Civil Code and Section 9 of Decree No. 5,965/1963 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco de la Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

In accordance with the terms of Article 194 of the Argentine Corporations Law, shareholders who have exercised preemptive rights and indicated their intention to exercise accretion rights are granted the right to assume pro rata the non-exercising shareholders' preemptive rights in proportion to the shares purchased by them when exercising their preemptive rights. Preemptive rights must be exercised within 30 days after notice to the shareholders of their right to preempt the capital increase has been published for three days in the Official Gazette of Argentina and in a newspaper widely circulated in Argentina. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

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

Changes in Shareholder Rights

The rights of shareholders may only be changed by amending our By-Laws or as decided by an extraordinary shareholders meeting and ratified by a special shareholders meeting of the relevant class of shares, in accordance with Article 15 of our By-Laws. Passing a resolution at an extraordinary shareholders' meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 61% of the outstanding shares, and on second call would require the number of shares with voting right present. Extraordinary shareholders' meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to the regular meeting as per the law.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations, together, the "Foreign Investment Legislation", the purchase of shares of an Argentine corporation by an individual or legal entity domiciled outside of Argentina or by an Argentine company of foreign capital (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries is not restricted and no prior approval is required to make foreign investments. No prior approval under the Foreign Investment Legislation is required in order to purchase our Class B Shares or ADSs or to exercise financial or corporate rights thereunder.

Change of Control

Pursuant to Article 18 of our By-Laws, any transfer of Class A Shares by Gas Argentino must be approved by ENARGAS. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders-Gas Argentino".

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

The mandatory tender offer is not required when the acquisition of a "significant ownership" does not entail acquiring control of a company, that is, more than 50% of the voting securities or de facto control, or when a change of control occurs as a result of a merger or spin-off.

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

In the Shareholders Meeting held on December 10, 2003 a new amendment to article 20 of the By-Laws was approved that increased the number of the members of the Board of Directors from 9 to 11 and allows the shareholders to elect these directors for renewable terms of one to three years.

      Material Contracts.

      None.

      Exchange Controls.

Fluctuations in the exchange rate between Pesos and U.S. Dollars could affect our ability to meet our foreign currency obligations, the Peso price of our Class B Shares on the Buenos Aires Stock Exchange, and the market price of our ADSs. Currency fluctuations will also affect the U.S. Dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in Pesos on the underlying Class B Shares.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and had eliminated exchange controls. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine government announced an economic reform plan known as the Convertibility Plan, which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociación Latinoamericana de Integración, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

Beginning in early December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which apply to us, have been constantly modified since they were first enacted and those restrictions have, in many cases, been partially lifted as described below.

On January 6, 2002, the Public Emergency Law, (i) repealed the Ps.l to U.S.$1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

On February 8, 2002, the Central Bank established certain restrictions to foreign exchange transfers outside Argentina. As a general rule, transfer of funds abroad required prior Central Bank approval. However, this general principle was eased by numerous exceptions introduced since December 2002.

On January 7, 2003, the Central Bank established that Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements (i.e. no prior Central Bank approval is needed), and that transfers abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement issued by the Argentine Superintendence of Insurance (the regulatory authority on insurance matters) containing the reason for the transfer and the amount to be transferred.

As from June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, are required to be registered with the Central Bank. In addition, the proceeds of new financings (including loans, issuance of bonds, credit facilities, repos, etc.) are required to be brought into the local market and exchanged into pesos, and the principal of such debt cannot be repaid abroad prior to 365 days from the date of the relevant disbursement. As a general rule, financial assistance related to foreign trade is exempted from this time limit (subject to certain requirements). Additionally, capital contributions made by Argentine residents into local direct investment companies are also exempted from the 365-day restriction.

Currently, under the Central Bank's exchange regulations proceeds of new financing must be transferred into Argentina and converted into Pesos in the local exchange market (i) for amounts lower than US$50,000,000 within 30 days as from the relevant disbursement, and (ii) for amounts exceeding US$50,000,000 within 90 days as from the relevant disbursement. Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank's prior authorization. Currently, due to the recent changes introduced by the Central Bank, local companies, including us, but excluding financial institutions may:

a) Pay interest abroad on foreign debt at maturity or 15 days in advance of the due date, without prior Central Bank authorization. However, in case the proceeds of the loan were disbursed abroad, payment of interest would be restricted to the difference between: (i) the total interest accrued until the date of payment, minus (ii) the income or benefits obtained by the local borrower abroad between the date of disbursement and the date of effective transfer and exchange for Pesos of the proceeds of the relevant loan.
  Repay principal of foreign debt at maturity (or 365 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for Pesos, and as long as there has elapsed the minimum period of 365 days as from the date of entry from abroad of proceeds, in the case the law establishes such a mandatory exchange) without prior Central Bank authorization. The prepayment of principal more than 365 days in advance is also permitted so long as there has elapsed the minimum period of 365 days as from the date of entry from abroad of proceeds, in the case the law establishes such a mandatory exchange) but subject to the following conditions: (i) if prepayment of principal is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount, or the prepayment should be made from the proceeds of foreign financing, the present value of which does not exceed the value of the prepaid debt, and (ii) if the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the debt after the restructuring, including the amount prepaid, shall not result in an increase of the present value of the whole debt (according to the formula provided by the Central Bank).

In addition, futures contracts, forward contracts and other derivative instruments, with some exceptions, have to be approved by the Argentine Central Bank, upon agreement and to obtain foreign currency to settle such transactions.

Argentine residents earnings in foreign currency in connection to the sale of nonfinancial and nonmanufactured products such as patents, commercial brands, copyrights, royalties, licenses, concessions, leases and other transferable contracts, must be exchanged in the local foreign exchange market, within thirty (30) days from the date of the reception of the funds, in Argentina or abroad. Access to the foreign exchange market is limited to Argentine residents and Argentine companies who desire to make a portfolio or other liquid investments abroad, as long as they comply in a timely manner their payments of their foreign debt.

Pursuant to Decree No. 616/2005, (i) new foreign indebtedness shall be for not less than 365 days, except foreign trading financing and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange and (ii) any entrance of funds of nonresidents aimed at (a) holdings of local currency; (b) acquisition of financial assets or liabilities excluding direct foreign investment and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange; and (c) investment in sovereign debt securities acquired in the secondary market; is subject to the following restrictions: (a) such funds can be transferred abroad after a 365-day term; (b) the foreign currency must be exchanged in the local foreign exchange market and deposited in a local financial institution; and (c) the investor shall make a deposit of 30% of the relevant investment amount for a 365-day term.

      Taxation

      General

      The following is a summary of the material Argentine and United States federal income tax matters that may be relevant to the acquisition, ownership and disposition of our ADSs or Class B Shares, or the "Securities", but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or Class B Shares.

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

      Pursuant to the Income Tax Law, a 35% withholding tax is applicable to the amount of dividends distributed on the ADSs or Class B Shares in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. For purposes of such withholding tax, or the "equalization tax", "net taxable income" is (i) the net taxable income for the year minus the income tax already paid on such income, plus (ii) dividends and income on equity investments allocable to such fiscal year which were not computed to determine the net taxable income for general income tax calculation purposes. Withholding tax is withheld by the Company making the distribution.

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

      Capital gains derived by entities organized in Argentina and foreign entities having a permanent establishment in Argentina from the sale, exchange or other disposition of the ADSs or Class B Shares are subject to a 35% income tax.

      Personal Assets Tax

      Individuals (i.e., natural persons) and undivided estates (whether or not citizens of, or resident in, Argentina) who are deemed to be the "direct owners" of shares or other types of equity in Argentine business entities incorporated under the Argentine Corporations Law will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31st of each year, on the basis of the percentage that such equity represents in respect of the business entity's net equity (as defined in the personal assets tax regulations) in accordance with its financial statements at December 31 of the relevant fiscal year.

      Shares and other types of equity in Argentine business entities incorporated under the Argentine Corporations Law owned by non-resident legal entities will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31st of each year, on the basis of the percentage they represent in respect of the business entity's net equity, according to its balance sheet at December 31st of the relevant fiscal year.

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

      Presumptive Minimum Income Tax. Legal entities incorporated in Argentina and branches or permanent establishments of foreign corporations are subject to the Presumptive Minimum Income Tax on the value of their assets; the tax rate is 1%. There is a standard Ps.200,000 deduction from the tax basis. The amount paid as income tax can be credited towards the Presumptive Minimum Income Tax.

      Shares in business entities also subject to Presumptive Minimum Income Tax are excluded from the taxable assets.

      If the Presumptive Minimum Income Tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax in excess over the Presumptive Minimum Income Tax that may be generated in the next ten fiscal years.

      Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and 0.6% tax on each credit. Thirty-four percent of the amounts paid under this tax will be creditable to the income tax liability or presumptive minimum income tax liability of the account owner.

      United States Federal Income Taxes

      The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of Securities provides general information only, and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of a Security. It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of our voting stock, persons liable for the alternative minimum tax, financial institutions, persons holding Securities as a hedge or hedged against currency risk, as a position in a "straddle" for tax purposes, as part of a "synthetic security" or other integrated investment comprised of a Class B Shares and one or more other investments, or United States persons (as defined below) whose functional currency is other than the U.S. Dollar. This summary is limited to investors who hold Securities as capital assets. The United States federal income tax consequences of purchasing, holding or disposing of a particular Security will depend, in part, on the particular terms of such Security as set forth in the applicable prospectus or offering circular. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions.

      For purposes of the following discussion, "United States person" means an individual who is a citizen or resident alien of the United States; a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate that is subject to United States federal income taxation without regard to the source of its income; or a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, was treated as a United States person on August 19, 1996 and elected to be treated as a United States person at all times thereafter. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Securities that is a partnership and partners in such partnership should consult their tax advisors. "U.S. Holder" means a holder of a Security who is a beneficial owner of such Security and who is a United States person. A "non-U.S. holder" is a holder of a Security who is a beneficial owner of such Security but who is neither a United States person nor a partnership.

      Additional Tax Considerations Relating to ADSs or Class B Shares

      In general, for United States federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the Class B Shares represented by those ADSs.

      Distributions. To the extent paid out of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes ("earnings and profits"), distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares and generally will be treated as passive income or, in the case of certain US Holders, as financial services income under the foreign tax credit limitations of the United States Internal Revenue Code of 1986, the "Code". Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate, as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the US Holder's tax basis in the ADSs or Class B Shares and thereafter as capital gains.

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income". Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC", foreign personal holding company, or "FPHC", or foreign investment company, or "FIC". The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the Internal Revenue Service, or IRS, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

      Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares will be treated as qualified dividends, because the Class B Shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

      Foreign Tax Credits. Subject to a number of complex limitations under United States federal income tax law, to the extent, if any, that Argentine income taxes are withheld from dividends paid to a US Holder in respect of ADSs or Class B Shares, such US Holder may claim a foreign tax credit against its United States federal income tax liability in respect of such dividends, or may elect to claim a deduction from its taxable income for such foreign income taxes. The rules with respect to foreign tax credits are complex and US holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. US Holders should be aware that the IRS has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Accordingly, the discussion above regarding a foreign tax credit for Argentine withholding taxes on dividends could be affected by future actions taken by the IRS.

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

      Backup Withholding and Information Reporting

      Information reporting requirements will apply to dividends in respect of the Class B Shares or ADSs or the proceeds received upon the sale, exchange or other disposition of the Class B Shares or ADSs paid within the United States (and, in certain cases, outside the United States) to US Holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the US Holder or non-US holder fails to provide an accurate taxpayer identification number and/or comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a US Holder or non-US holder may be claimed as a credit against the United States federal income tax liability of such holder if such Holder provides certain information to the IRS.

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

      Dividends and Paying Agents

      See Item 8: "Financial Information-Legal Proceedings-Dividend Policy".

      Statement by Experts

      Not Applicable.

      Documents on Display

      We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the SEC website, www.sec.gov.

      Anyone may request a copy of these filings by writing to Gregorio Araóz de la Madrid 1360, (1267) Buenos Aires, Argentina, attention: Investor Relations Office or calling us at 54-11-4309-1381.

      Subsidiary Information

Not Applicable.

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

    From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps.1.00 per U.S.$1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the US PPI.

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps.1.00 to U.S.$1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps.1,353.3 million and 1,357.1 million at December 31, 2003 and 2002 respectively from Ps.424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2004, our foreign-denominated financial debt amounted to Ps.1,518.8 million.

    Our foreign exchange net gain (losses) during 2004, 2003 and 2002 were Ps.(63.7) million, Ps.115.5 million and Ps.(467.9), respectively.

    The table below presents principal cash flows and related weighted average interest rates at scheduled maturity dates of principal amounts and accrued interest as of December 31, 2004 translated into Pesos at the rate used herein as of such date (Ps.2.9790 per U.S. Dollar and Ps.4.0592 per Euro).
	Past Due	2004	2005	2006	Total	Fair Value
Financial Debt	(in thousands of Pesos)
U.S. Dollars	997,959	-	-	-	997,959	703,560
Fixed rate	9.875%	-	-	-	-	-
Average interest rate(1)	7.473%	-	-	-	-	-
Euros	520,881	-	-	-	520,881	367,220
Fixed rate	7.375%	-	-	-	-	-

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

      Not Applicable.

      American Depositary Receipts.

Not Applicable.

    DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness. Consequently, the domestic and international financial markets are closed to us as they are to most Argentine companies. Additionally, as a consequence of such payment suspension, substantially all of our financial debt, which is not already due may be accelerated at the option of the relevant creditors. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Our Business-Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us", Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources".

    At the request of our creditors, we launched a debt restructuring plan prior to completion of the renegotiation of our tariffs with the Argentine Government. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Our Business-On March 25, 2002, we suspended our payments of principal and interest on all of our financial debt, and the failure by us to refinance our debt may cause our bankruptcy and the forfeiture of our License" for a description of our debt restructuring plan. We can give no assurance that we will be able to refinance our debt at all or on terms which are acceptable to us.

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

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/2001 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Recent Amendments to the Company's By-Laws".

    We are prohibited by the terms of our Series C Notes from paying dividends if we are in default of our obligations under such series of notes.

    CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2004 that could significantly affect these controls subsequent to the date we completed the evaluation of our disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Vito Sergio Camporeale, a member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert", as defined by the SEC.

See Item 6: "Directors, Senior Management and Employees-Audit Committee" and "Directors, Senior Management and Employees-Directors and Senior Management".

Mr. Camporeale is not independent according to Argentine listing standards.

ITEM 16.B. CODE OF ETHICS

We currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions that complies with the requirements of U.S. and Argentine law. See Item 19: "Exhibits-Exhibit No. 11 Code of Ethics". Our Code of Ethics is available at www.metrogas.com.ar. Copies of such Code of Ethics will be available to any shareholder upon request.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co.S.R.L, member firm of PricewaterhouseCoopers, Buenos Aires, Argentina acted as our independent auditor for the years 2004 and 2003. The table below sets forth the fees for services performed by Price Waterhouse & Co.S.R.L, member firm of PricewaterhouseCoopers, Buenos Aires, Argentina in the years 2004 and 2003 (including related expenses), and breaks down these amounts by category of service in millions of pesos in historical amounts.

	Year Ended December 31,
	2004	2003
	(in Pesos)
Audit Fees	214,800	255,354
Audit-Related Fees	151,215	325,462
Tax Fees	30,000	30,000
Other Fees	13,200	12,480
Total	409,215	623,296

Audit Fees

Audit fees are fees agreed upon with Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina for the years 2004 and 2003 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2004 and 2003 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la República Argentina, AFIP, etc.).

Tax Fees

Tax fees in 2004 and 2003 were related to services agreed-upon for tax compliance.

All Other Fees

Other fees in 2004 and 2003 were related to advisory services rendered in connection with tax issues and assistance in updating an economical and tariff model.

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

(4) Reporting Duties: upon the implementation of this policy, Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

(5) Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

(6) Approval of services: external auditing and other related services and tax services were pre-approved by the Board of Directors in detail. The audit committee approved 3% of the services performed by the auditors pursuant to the "minimis" exception prior to completion of the auditors engagement.

ITEM 16.D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-62.

    EXHIBITS

Exhibit No. Description

    Memorandum of Agreement for the Purchase of Natural Gas between Metrogas S.A. and YPF S.A. dated June 22, 1999.

12.1 Section 302 Certification of the Chief Executive Officer.

12.2 Section 302 Certification of the Chief Financial Officer.

13.1 Section 906 Certification of Chief Executive Officer.
    Section 906 Certification of Chief Financial Officer.

EXHIBIT 4.1

Memorandum of Agreement for the Purchase of Natural Gas between Metrogas S.A. and YPF S.A. dated June 22, 1999:

Buenos Aires, April 29, 2005

To: MetroGAS S.A.

Re..: Memorandum of Agreement for the Purchase of Natural Gas between MetroGAS S.A. and YPF S.A., dated June 22, 1999, as amended (the "Contract")

Gentlemen,

We are writing to you in connection with the "Agreement for Implementation of the Scheme of Normalization of Natural Gas Prices at the Transportation System Entry Point pursuant to Executive Order 181/2004" (the "Agreement"), approved by Resolution No. 208/2004 of the Ministry of Federal Planning, Public Investment and Services, published in the Official Gazette of April 22, 2004 (effective date of the Agreement).

In order to formalize the deliveries made by YPF S.A. as from the effective date of the Agreement pursuant to the proposals made by you in the communications and meetings held so far, enclosed herewith is an irrevocable offer containing (as Annex I) the terms and conditions for restructuring of the Contract as regards (i) price; and (ii) volumes (Basin, Daily Contract Amount, Take or Pay, Deliver or Pay, seasonality).

The terms and conditions enclosed herewith as Annex I will be considered an irrevocable offer on our part to be accepted by you by depositing the amount of ARS 200 in YPF account number 0000009733/8 at Banco RIO DE LA PLATA S.A. within ten business days as from the date of receipt of this offer.

Yours truly

_______________

YPF S.A.

ANNEX I

  Restructured Contract: in relation to the Commercial Memorandum of June 22, 1999 and Additional Clause No. 2 of December 16, 2003 (the "Contract")

  Purchaser: MetroGAS S.A. ("MetroGAS" or "Purchaser").

  Seller: YPF S.A.

  Basin: NEUQUEN

  Daily Contract Amount (DCA) for each contract month: Maximum daily amount of natural gas that Seller must make available to Purchaser:

Month	Volume (m3/day)
January	2,400,000
February	2,400,000
March	3,000,000
April	3,600,000
May	5,000,000
June	6,000,000
July	6,000,000
August	6,000,000
September	5,000,000
October	3,600,000
November	2,800,000
December	2,800,000

  If, through application of the provisions of Executive Order No. 181/2004 or any future regulation thereof, New Direct Consumers are generated (as such term is defined in the Agreement), the number of cubic meters of 9300 kcal/m3 per day which the New Direct Consumer(s) cease to purchase from MetroGAS must be deducted from the DCA pursuant to Article 7.3(ii) of the Agreement for Implementation of the Scheme of Normalization of Natural Gas Prices at the Transportation System Entry Point pursuant to Executive Order 181/2004", approved by Resolution No. 208/2004 of the Ministry of Federal Planning, Public Investment and Services (the "Agreement").

  MetroGAS shall inform YPF S.A., of natural gas percentages delivered to (a) "Industrial Users" and "Generators" (the "Industrial Percentage") and (b) "Residential Users"; and "First and Second Scaleof the SGP Service (the "Residential Percentage"). MetroGAS shall inform on a monthly basis, within five (5) business days prior to the end of the current month, the estimated Residential Percentage and Industrial Percentage for the current month. Within twenty (20) days as from the end of each month, MetroGAS shall inform -by way of affidavit- the final Residential and Industrial Percentages for the month ended, provided the final injection balances of transportation companies are available. YPF will have the right to audit the information provided by MetroGAS. These percentages will at all times be proportional to the share of the different MetroGAS customers in its sales portfolio.

  The DCA will be adjusted between March 10 and April 10, 2006 according to the vegetative growth of demand in the segment of "Residential Users" and "First and Second Scale of the SGP Service", by agreement between the parties.

  Term of duration: The terms and conditions set forth herein shall enter into force retroactively as from the effective date of the Agreement, i.e. April 22, 2004, and will remain effective until December 31, 2006.

  7. Price:

    INDUSTRIAL USERS AND GENERATORS: They will be those set forth in ANNEX I-a of the Agreement for the segments of INDUSTRIAL USERS AND GENERATORS, plus any taxes, rates and assessments applicable under the Contract, this offer and applicable rules. These prices will be adjusted according to the percentages and conditions provided for in Annex I-a of the Agreement for the specified segments, subject to the conditions set forth in Article 5.1 of the Agreement.
    RESIDENTIAL USERS AND FIRST AND SECOND SCALE OF THE SGP SERVICE: The prices resulting from the provisions of ANNEX I-b of the Agreement for the segments of RESIDENTIAL USERS and FIRST AND SECOND SCALE OF THE SGP SERVICE plus any taxes, rates and assessments applicable under the Contract, this offer and applicable rules. These prices will be adjusted according to the percentages that may be established in the future pursuant to Annex I-b of the Agreement.

    Take or pay : eighty-five (85%) of the CDC on a quarterly basis
    Make- up: six-month period following each quarterly Take or Pay period.

9. (i) The agreement and its Annexes are an integral part of this offer; in case of conflict between the provisions of this offer and the Agreement, this offer shall prevail.

(ii) In case of early termination of this Agreement, this offer shall be automatically terminated on the same date as provided for in the Agreement.

10. Seller ratifies and by reference incorporates into this offer the commitment undertaken pursuant to Article 2, "Suspension of Procedures and Waivers" of the Complementary Memorandum to the Agreement.

11. The following specific cases of Force Majeure are incorporated: (i) both for Seller as well as for Purchaser, any provisions, actions or acts by any governmental authority which prevent or prohibit Seller from selling, or Purchaser from buying, the natural gas that is the subject matter of this offer or which oblige Seller to reallocate such natural gas to third parties, even where the decision is adopted or the act carried out on the basis of rules enacted prior or subsequently to the date of execution hereof, and whether or not such rules, acts, decisions or provisions are challenged or not by the parties, and (ii) if the provisions of Article 3.3 of the Agreement are applicable.

The remaining terms and conditions of the Contract which have not been amended hereby shall continue, mutatis mutandis, to be in full force and effect.

EXHIBIT 12.1

CERTIFICATION

I, Roberto Brandt, certify that:

1. I have reviewed this annual report on Form 20-F of METROGAS S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the Annual Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)):

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected or is reasonably likely to materially affect the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 27, 2005

Name: Roberto Brandt

Title: Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Eduardo Villegas Contte, certify that:

1. I have reviewed this annual report on Form 20-F of METROGAS S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the Annual Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)):

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected or is reasonably likely to materially affect the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 27, 2005

Name: Eduardo Villegas Contte
Title: Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of METROGAS S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Roberto Brandt, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 27, 2005

Name: Roberto Brandt
Title: Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of METROGAS S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Eduardo Villegas Contte, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date : June 27, 2005

Name: Eduardo Villegas Contte
Title: Chief Financial Officer

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By:
Name: Roberto Brandt
Title: Chief Executive Officer

Date: June 27, 2005

METROGAS S.A.

INDEX TO FINANCIAL STATEMENTS

Ps.: Argentina pesos

US$: U. S. dollars

REPORT OF INDEPENDENT Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying balance sheets of MetroGAS S.A. at December 31, 2004 and 2003, and the related statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the effects of the matters described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Argentina.

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

PRICE WATERHOUSE & Co. S.R.L.

by (Partner)

Miguel A. Urus

Buenos Aires, Argentina

March 4, 2005(except with respect to the

matters discussed in Note 17 to 20 to the financial statements, which is as of June 27, 2005)

METROGAS S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and deposits in banks (Note 5 a))	369,099	239,541
Investments (Note 5 b))	41	82
Trade receivables, net (Note 5 c))	94,299	74,870
Other receivables (Note 5 d))	10,398	5,608
Inventories, net (Note 5 e))	2,555	2,418
Total current assets	476,392	322,519

NON - CURRENT ASSETS
Trade receivables, net (Note 5 f))	-	2,623
Other receivables (Note 5 g))	186,447	177,471
Fixed assets, net (Note 5 h))	1,760,039	1,827,345
Intangible assests, net (Note 5 i))	-	-
Total non - current assets	1,946,486	2,007,439
Total assets	2,422,878	2,329,958

LIABILITIES
CURRENT LIABILITIES
Debts
Accounts payable (Note 5 j))	90,911	55,459
Financial debt (Note 5 k))	1,597,836	1,423,930
Payroll and social security payable	7,749	6,433
Taxes payable	27,768	23,382
Other liabilities	31,941	35,243
Total debts	1,756,205	1,544,447
Commitments and contingencies (Note 21 d))	1,924	2,387
Total current liabilities	1,758,129	1,546,834

NON - CURRENT LIABILITIES
Accounts payable (Note 7 d))	12,008	7,406
Total non - current liabilities	12,008	7,406
Total liabilities	1,770,137	1,554,240

SHAREHOLDERS' EQUITY (as per related statement)	652,741	775,718
Total	2,422,878	2,329,958

The accompanying notes 1 to 21 are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	December 31,
	2004	2003	2002
	Thousands of Ps., except per share and per ADS information

Sales (Note 5 l))	814,072	651,485	748,012
Operating cost (Note 21 c))	(639,143)	(506,732)	(575,137)
Gross profit	174,929	144,753	172,875

Administrative expenses (Note 21 b))	(51,989)	(59,481)	(86,304)
Selling expenses (Note 21 b))	(64,361)	(55,300)	(89,717)
Operating income (loss)	58,579	29,972	(3,146)

Financing and holding results generated by assets
Results from exposure to inflation	-	(2,449)	(212,981)
Holding results	(18,240)	(3,149)	(20,095)
Interest income	8,816	12,187	15,217
Exchange gain (loss)	2,765	(6,483)	(6,207)

Financing and holding results generated by liabilities
Results from exposure to inflation	-	738	97,989
Holding results	(4,041)	(1,958)	35,050
Interest on commercial operations	(71)	(416)	28
Interest on financial operations	(107,281)	(105,555)	(119,654)
Exchange (loss) gain	(63,654)	115,462	(467,956)
Others	(1,249)	(1,302)	(6,991)

Others income (expenses), net	1,399	(1,386)	1,327
(Loss) income before taxes	(122,977)	35,661	(687,419)
Income tax (expense) benefit	-	(45,907)	197,509
Net loss for the year	(122,977)	(10,246)	(489,910)

Losses per share (Notes 3.5 and 17 j))	(0.22)	(0.02)	(0.86)

Losses per ADS (Notes 3.5 and 17 j))	(2.16)	(0.18)	(8.61)

The accompanying notes 1 to 21 are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
	December 31,
	2004	2003	2002
	Thousands of Ps.
Cash flows from operating activities
Net loss for the year	(122,977)	(10,246)	(489,910)
Interest expense accrued during the year	107,352	105,971	119,626
Income tax accrued during the year	-	45,907	(197,509)

Adjustements to reconcile net loss to cash flows provided by operating activities
Depreciation of fixed assets	85,992	79,653	78,288
Amortization of intangible assets	-	2,057	5,157
Net book value of fixed assets retired	2,111	3,622	17,656
Allowance for doubtful accounts	7,871	6,187	34,449
Allowance for inventory obsolescence	950	401	220
Contingencies reserve	-	1,677	-
Materials consumed	1,631	16,456	1,384
Financial cost tax	-		(98)
Financial, holding and exposure to inflation results (not providing or using funds)	14,825	5,130	39,535
Exchange loss (gain)	63,654	(115,462)	508,747

Changes in assets and liabilities
Trade receivables	(24,677)	26,547	11,349
Other receivables	(13,766)	(5,726)	10,779
Inventories	(2,021)	(1,441)	(1,420)
Accounts payable	40,049	9,829	(11,702)
Payroll and social security payable	1,316	555	(3,813)
Taxes payable	4,386	(2,038)	10,708
Other liabilities	(3,607)	4,623	17,545
Interest payable and other	(2,019)	(8,580)	7,066
Contingencies reserve	(463)	(1)	(37)

Interest paid	-	-	(111,945)
Income tax paid	-	-	(5,514)
Net cash provided by operating activities	160,607	165,121	40,561

Cash flows used in investing activities
Purchases of fixed assets	(31,090)	(14,184)	(20,208)
Net cash used in investing activities	(31,090)	(14,184)	(20,208)

Cash flows from financing activities
Swap cancellation	-	-	51,695
Net cash provided by financing activities	-	-	51,695

Increase in cash and cash equivalents	129,517	150,937	72,048
Cash and cash equivalents at the beginning of the year	239,623	88,686	16,638
Cash and cash equivalents at the end of the year	369,140	239,623	88,686

The accompanying notes 1 to 21 are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	SHAREHOLDERS' CONTRIBUTIONS		RETAINED EARNINGS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	UNAPPROPIATED RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL SHAREHOLDERS' EQUITY

Balances as of December 31, 2001	569,171	684,769	42,388	(30,793)	1,265,535
Prior year adjustements (Note 3.1.)	-	-	-	(7,604)	(7,604)
Restated balance as of December 31, 2001	569,171	684,769	42,388	(38,397)	1,257,931

Approved by resolution of Shareholders' Meeting held on April 30, 2002:
- Transfer to other receivables to be compensated with future earnings	-	-	-	14,955	14,955)

Approved by resolution of Board of Directors held on November 6, 2002:
- Legal reserve and tranfer to other receivables to be compensated with future earnings	-	-	2,988	-	2,988

Net loss for the year	-	-	-	(489,910)	(489,910)

Restated balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964

Net loss for the year	-	-	-	(10,246)	(10,246)

Balance as of December 31, 2003	569,171	684,769	45,376	(523,598)	775,718

Net loss for the year	-	-	-	(122,977)	(122,977)

Balance as of December 31, 2004	569,171	684,769	45,376	(646,575)	652,741

The accompanying notes 1 to 21 are an integral part of these financial statements.

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

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

NOTE 2 - THE ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to confront the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

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

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies and owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of December 31, 2004, the financial debt of MetroGAS to which Executive Order No. 214 applied amounted to Ps. 67,716 thousand.

Regulatory framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

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

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the City of Buenos Aires, the National Ombudsman and the Consumer Associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the Economy Minister, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Economy Minister responded to MetroGAS' request by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Néstor Kirchner, MetroGAS sent a letter to the Economy Minister with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit") was established within the EM and the Ministry of Federal Planning Public Investment and Service. Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated with possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework. The Unit is headed by an Executive Secretary, appointing Mr. Gustavo Simeonoff through joint resolution No. 118 and 25 of both Ministries, having previously been coordinator of the Renegotiation Committee, created by Decree No. 293/02.

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law 25,972 issued in the Official Bulletin on December 17, 2004.

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

As from that date there were no significant developments in the renegotiation process of the License.

On January 13, 2005, the Unit sent all gas distributors a letter of understanding where essential information was referred to attachments that were not included therein. The Company, according to their reply letter sent on January 27, 2005, believes that since it is an incomplete document not derived from negotiations between the parties, it is not possible to evaluate it in its present form.

On February 3, 2005, the Unit sent a new request, expressing its disagreement with the arguments and conclusions stated by MetroGAS in its reply letter dated January 27, 2005.

MetroGAS replied to the Unit's last letter received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied by submitting all requested information, in addition to making additional presentations aimed at finishing Phase III of the process and at formalizing the License Contract on mutully agreeable termswithout introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the formalization of the License Contract, the service has been rendered in a normal, regular, continuous and efficient way, maintaining the quality level of the services in spite of the lack of actions or measures by the government contributing to minimize the higher cost of the system's operation, maintenance and development.

New Regulations

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

Later in 2004 a set of resolutions and provisions was issued to regulate the abovementioned decrees. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Programme for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured most of its gas purchase contracts (Note 15), iv) discounts for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them (this programme was suspended from September 15, 2004 to April 30, 2005) and v) creation and constitution of a Trust System through a Trust Fund and vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Gas Electronic Market to supply natural gas under spot conditions and secondary transportation and distribution markets, regulated mainly by Energy Secretariat.

On August 24, 2004 the Argentine Government sent a bill regarding the regulatory framework of public services to the Congress. If it is passed, its provisions will be applied both to current public service companies and to licenses granted in the future.

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

The Company is a party to a number of such contracts, the most material of which are for the purchase of natural gas and are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

Deferral of the deduction of exchange losses for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1.0 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of December 31, 2004 as stated in Note 3.4.k).

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

This structure has been seriously affected not only by the measures adopted as a result of the economic crisis but also because it has de facto been abrogated, leading to legal uncertainty that makes it extremely difficult for the Company to invest rationally so as to be able to carry on its business in the long term. Remedying these problems goes well beyond the scope of the renegotiation process.

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

The circumstances described above have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements, such as those related to the fair value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the principal measures adopted include the following:

  To continue the License renegotiation process;

  To continue the action plan in order to modify contracts in light of the current situation;

  To continue with the plan for reducing investments and expenses without thereby affecting the Company's ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible use of tax loss carryfowards arising out of the impact of the emergency on the Company's results; and

  To continue with the plan to restructure all of the Company's financial indebtedness (see Note

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

NOTE 3 - PREPARATION OF FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

The Company's financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in Notes 3.3. and 3.4.e)), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or "CNV"). Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Notes 17 to 20 to these financial statements.

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

Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit and net loss as of and for the years ended December 31, 2002:
	2002
	Accumulated deficit	Net loss

Amounts as previously reported	(508,892)	(493,054)
Valuation of receivables at discounted values	(1,628)	(1,628)
Recognition of liabilities for labor costs	(2,832)	620
Results from exposure to inflation of liabilities for labor costs	-	4,152
Amounts as restated	(513,352)	(489,910)

The cumulative effect of the adoption of these new valuation and disclosure rules on shareholder's equity at December 31, 2001 amounted to Ps 7,604, corresponding to recognition of liabilities for labor cost.

CPCECABA approved the Technical Resolution No. 21 "Equity Value - consolidation of financial statements - information to be disclosed by related parties" through its Resolution M.D. No. 5/03. This Technical Resolution and the modifications incorporated became effective for fiscal years started as of April 1, 2003.

CNV has adopted this Technical Resolution through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. Based on these guidelines, as of December 31, 2004, this Technical Resolution had not become effective.

Certain additional reclassifications of prior years' information have been made to conform to the current year presentation.

3.2. Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with the professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of is financial statemens until December 31, 2001.

As a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution No. 3/2002 reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

After considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree requiring inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. This criterion does not agree with current professional accounting rules, which establish that financial statements must be restated for inflation as of September 30, 2003. Had the provisions of Argentine GAAP been aplied, the Company's net loss for the year ended December 31, 2003 would have decreased by Ps. 21.6 million.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index ("WPI") published by the published by the National Institute of Statistics and Census ("INDEC"). The cumulative inflation since January 1, 2002 to February 28, 2003 was 120%.

3.4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements:

a) Cash and deposits in banks

Amounts denominated in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currency are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results.

c) Investments

Government bonds ("BODEN") have been valued at fair value at year-end.

Treasury bills ("Patacones") issued by the Province of Buenos Aires and bills issued to cancel Buenos Aires Province obligations ("Lecops") have been valued at face value as they are applied at face value to pay taxes (See Note 6).

d) Trade receivables, other receivables and payables in currency

Trade receivables, other receivables and payables, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

The account denominated Programme for the Rational Use of Energy Resolution No. 415/04 represents discounts for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them. It was in force from April 29 to September 14, 2004 (see Note 2 "regulatory framework ").

The outstanding balance included in trade receivables resulting from the abovementioned concept represents discounts for reduced consumption, that will be credited in future invoices to customers, while the one included in accounts payable corresponds to additional charges to certain customers for excessive consumption, to be deposited in the Trust Fund stated by ENARGAS.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates (see Note 3.m)).

e) Other receivables in currency not included in d) above (except for deferred tax assets and liabilities)

Other receivables not included in d) above (except for deferred tax assets and liabilities) are valued based on the best estimate of the amount to be received, discounted applying the interest rate on savings accounts published by Banco de la Nación Argentina in force at the end of the period.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. Had the provisions of those regulations been applied, the Company's shareholders' equity and results for the year ended December 31, 2004 would have decreased by $ 1.9 million and $ 0.2 million, respectively, which is not material.

f) Financial debt

Financial debt was valued at nominal value plus financial results accrued at the end of the year

g) Inventories

Warehouse material is valued at replacement cost at December 31, 2004 and 2003. An allowance for inventory obsolescence has been recognized based on management's estimates. The carrying value of inventories net of this allowance does not exceed its recoverable value.

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

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives. Annual depreciation rates for the years ended December 31, 2004, 2003 and 2002, as a percentage of the average original value of fixed assets, were 3.3%, 3.11% and 3.05%, respectively.

The Company capitalizes the net cost of external financing used to fund assets under construction until such assets are ready for their intended use. As mentioned in Note 10, capitalized interest during the years ended December 31, 2004, 2003 and 2002 amounted to Ps. 883, Ps. 1,222 thousand and Ps. 3,981 thousand, respectively.

During the years ended December 31, 2004, 2003 and 2002 the Company capitalized operating costs of Ps. 2,142, Ps. 3,156 thousand and Ps. 5,115 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investment projects to increase the reliability and safety of the gas distribution system as well as its expansion.

Pipeline gas inventories have been valued at their respective acquisition costs restated for inflation, according to Note 3.3.

Based on the projections made as discussed in Note 2, the Company's management believes that the recorded value of fixed asseets, taken as a whole, does not exceed its recoverable value.

i) Intangible assets

Intangible assets consisted of costs incurred in conection with the assuance of debt pursuant to the Company's Global Negotiable Obligations Program and certain projects related to future income generation, which are fully amortized at December 31, 2003 (see Note 5.i)).

During the current year, all expenses accounted for in 2004 and 2003 corresponding to planning and financial advice, procured from J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank, Buenos Aires branch, respectively, to develop an integrated plan to restructure financial liabilities were reclassified as "Other receivables", as a consequence of the implementation of new Accounting Standards.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred tax assets arise principally from income tax loss carryforwards and from the deferral for income tax purposes of the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system. Deferred tax liabilities arise principally from temporary differences between the book value and tax basis of fixed assets and other assets, basically for the different amortization criteria and the treatment of certain financial results (interest costs and exchange differences) capitalized in such items.

The following table shows changes in and breakdowns of deferred tax assets and liabilities:

Deferred tax assets
	E Estimated loss carryforward	Trade receivables	Financial debt	Others	Valuation allowance (Note 21 d))	Total
	Thousands of Ps.
Balances as of December 31, 2003	269,361	11,765	32,095	14,787	(170,632)	157,376
Charges to statement of operations	30,114	969	(10,698)	3,954	(25,580)	(1,241)
Balances as of December 31, 2004	299,475	12,734	21,397	18,741	(196,212)	156,135

Deferred tax liabilities
	Fixed assets	Others	Total
	Thousands of Ps.
Balances as of December 31, 2003	(12,426)	(2,759)	(15,185)
Charges to statement of operations	2,919	(1,678)	1,241
Balances as of December 31, 2004	(9,507)	(4,437)	(13,944)

Tax loss carry-forwards at December 31, 2004 and 2003 totaled Ps. 299,475 thousand and Ps. 269,361 thousand, respectively. Such tax loss carry-forwards are available to offset taxable income for future years and expire Ps. 268,835 thousand in 2007 and Ps. 30,640 thousand in 2009.

The realization of deferred income tax assets, including the above-mentioned tax loss carryforwards, depends on the generation of future taxable income when temporary differences would be deductible.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made by the Company on its best estimates, which are routinely updated to reflect more recent trends in the Company's results of operations. As of December 31, 2004 and 2003 based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2004 and 2003 the Company recognized a valuation allowance of Ps. 196,212 thousand and Ps. 170,632 thousand, respectively, against its deferred tax assets.

Net deferred tax assets as of December 31, 2004 and 2003, according to the information included in the above tables amounted to Ps. 142,191 thousand.

The table below shows the reconciliation between the income tax charge included in the statement of operations and the income tax resulting from applying the statutory income tax rate on the pre-tax income (loss) for each of the three years.

	December 31,
	2004	2003	2002
	Thousand of Ps.
Income tax (benefit) expense calculated using the statutory rate over pre-tax (loss) income	(43,042)	12,482	(240,597)
Permanent Differences
Restatement for inflation	19,737	15,663	(112,181)
Non deductible expenses	(2,275)	3,485	(1,086)
Change in valuation allowance on deferred income tax assets	25,580	14,277	156,355
Income tax expense (benefit)	-	45,907	(197,509)

l) Asset tax

The Company is subjet to the Asset Tax Law No. 25,063 which became effective for fiscal periods ending after December 31, 1998. The asset tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate and the fiscal obligation will be the higher of both taxes. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carry-forwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years. Accordingly, in the opinion of management, it is more likey than not that the Company will utilize such asset against future taxable income charges within the next ten years and, as result, as of December 31, 2004 and 2003 the Company recognized the accumulated asset tax charge within "Other non-current receivables" in the accompanying balance sheet.

m) Balances with related parties

Balances with related parties generated from commercial transactions and other various transactions have been valued according to the conditions agreed by the parties involved.

n) Allowances and provisions for contingencies

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

In addition, the Company has recognized a valuation allowance to adjust the balance of the tax loss carryforward. Therefore, the remaining balance, based on the income projections, will be utilized until its maturity (see Note 3.j)).

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

o) Shareholders' equity accounts

These accounts have been adjusted for inflation as mentioned in Note 3.3., except for the "Capital stock" account, which has been maintained at its original amount. The related adjustment required between January 1, 2002 and February 28, 2003 has been disclosed under the caption "Inflation adjustment of capital stock".

p) Revenue recognition

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

q) Maintenance expenses

Maintenance expenses designed to ensure the safety and reliability of the distribution system are recorded as operating costs in the period in which they are incurred.

r) Use of estimates

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

s) Impairment of long-lived assets

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

3.5. Losses per share and losses per ADS

Losses per share and losses and earnings per ADS were calculated based on the weighted average number of shares in circulation during the years ended December 31, 2004, 2003 and 2002. Each ADS represents ten Class "B" shares.

3.6. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2004 and 2003, MetroGAS has not used any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating companies are as follows:

	December 31,
	2004	2003
	Thousands of Ps.
Electric Power Generating Companies	29,635	3,122

The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2004, 2003 and 2002 were 19.3%, 8.2% and 7.7%, respectively.

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

The transfer price of these assets was approved by resolution No. 1409 of the EM and public works and utilities and was translated at the exchange rate in effect on the Transfer Date.

NOTE 5 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:
	December 31,
	2004	2003
	Thousands of Ps.
Assets
Current assets
a) Cash and deposits in banks (Note 21 a))
Cash	272	85
Banks	367,260	237,867
Collections to be deposited	1,567	1,589
	369,099	239,541

b) Investments
Government Bonds	40	82
Savings account deposits	1	-
	41	82

c) Trade receivables, net
Trade accounts receivable	144,946	109,886
Unbilled revenues	18,410	22,616
Change in turnover tax for Province of Buenos Aires (Note 16.1.1)	4,057	3,805
Tax on banking transactions to be recovered	4,687	4,644
Programme for the rational use of energy Res. No. 415/04	(3,849)	-
Allowance for doubtful accounts (Note 21 d))	(73,952)	(66,081)
	94,299	74,870

d) Other receivables (Note 21 a))
Related companies (Note 7 a))	17	153
Other advances	7,777	2,094
Other receivables	764	853
Insurance and other prepaid expenses	1,840	2,508
	10,398	5,608

e) Inventories, net
Warehouse materials	3,401	3,011
Allowance for inventory obsolescence (Note 21 d))	(846)	(593)
	2,555	2,418

Non-current assets
f) Trade receivables
Change in turnover tax for Province of Buenos Aires (Note 16.1.)	-	2,623
	-	2,623

g) Other receivables
Net deferred income tax assets	142,191	142,191
Receivables for dividends distributed in advanced	-	2,317
Related companies (Note 7 b))	757	5,941
Receivables for minimum presumed income tax	30,398	18,498
Deferred financing costs	12,841	8,048
Sundry	260	476
	186,447	177,471

h) Fixed assets, net
Original value	2,582,083	2,564,265
Accumulated depreciation	(822,044)	(736,920)
	1,760,039	1,827,345

Detail of fixed assets for the last two years is as follows:

		December 31, 2004			December 31, 2003
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
		Thousands of Ps.			Thousands of Ps.
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,564	(16,781)	58,783	75,564	(15,172)	60,392
High pressure mains	2.22% to 10%	264,731	(125,589)	139,142	264,429	(115,765)	148,664
Medium and low pressure mains	1.19% to 10%	1,504,956	(351,856)	1,153,100	1,483,916	(316,229)	1,167,687
Pressure regulating stations	4% to 12.5%	57,539	(26,841)	30,698	57,383	(24,465)	32,918
Consumption measurement installations	2.85% to 5%	347,742	(101,593)	246,149	358,621	(80,381)	278,240
Other technical installations	6.67%	46,930	(26,996)	19,934	46,930	(24,083)	22,847
Machinery, equipment and tools	6.67% to 20%	25,849	(22,615)	3,234	24,903	(21,190)	3,713
Computer and telecommunications equipment	5% to 50%	150,076	(127,770)	22,306	147,912	(119,082)	28,830
Vehicles	10% to 20%	9,935	(9,159)	776	9,946	(8,737)	1,209
Furniture and fixtures	10% to 20%	5,450	(5,389)	61	5,450	(5,324)	126
Materials	-	4,214	-	4,214	3,435	-	3,435
Line pack	-	214	-	214	214	-	214
Work in progress	-	22,115	-	22,115	18,970	-	18,970
Advances to fixed assets suppliers	-	348	-	348	-	-	-
Distribution network extensions constructed by third parties	1.82% to 2.38%	52,489	(7,537)	44,952	51,157	(6,537)	44,620
Offsetting item for distribution network extensions constructed by third parties	1.82% to 2.38%	(2,132)	82	(2,050)	(1,325)	45	(1,280)
Allowance for obsolescence of materials (Note 21 d))	-	(1,438)	-	(1,438)	(741)	-	(741)
		2,582,083	(822,044)	1,760,039	2,564,265	(736,920)	1,827,345

	December 31,
	2004	2003
	Thousands of Ps.
i) Intangible assets, net
Original value	148,241	148,241
Accumulated amortization	(148,241)	(148,241)
	-	-

Liabilities
Current liabilities
j) Accounts payable (Note 21 a))
Gas and transportation	59,631	32,023
Other purchases and services	11,011	15,046
Related companies (Note 7 c))	15,823	8,390
Programme for the rational use of energy Res. No. 415/04	4,446	-
	90,911	55,459

k) Financial debt (Note 21)
Secured overdrafts (Note 21 a))	148,950	146,750
Overdrafts	67,716	64,196
Negotiable bonds (face value) (Note 21 a))	1,131,682	1,079,641
Interest and other expenses payable - Secured overdrafts (Note 21 a))	238,206	126,914
Interest and other expenses payable - Overdrafts	11,282	6,429
	1,597,836	1,423,930

Statement of Operations	December 31,
	2004	2003	2002
l) Sales	Thousands of Ps.
Gas sales	718,254	567,706	646,981
Other sales and services	75,493	70,785	81,106
Processed natural gas sales	20,325	12,994	19,925
	814,072	651,485	748,012

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

	December 31,
	2004	2003
	Thousands of Ps.

6.1. Investments
- Becoming due
less than 3 months	41	82
Sub-total	41	82
Total	41	82

6.2. Receivables
- Past due
less than 3 months	19,133	5,215
from 3 to 6 months	1,168	2,599
from 6 to 9 months	907	1,347
from 9 to 12 months	891	1,530
from 1 to 2 years	12,890	11,107
more than 2 years	56,121	55,025
Sub-total	91,110	76,823

- Without due date	5,825	9,688

- Becoming due
less than 3 months	73,629	59,999
from 3 to 6 months	3,126	3,041
from 6 to 9 months	2,672	2,751
from 9 to 12 months	2,287	2,305
from 1 to 2 years	12,889	2,623
more than 2 years	173,558	169,423
Sub-total	268,161	240,142

Allowance for doubtful accounts	(73,952)	(66,081)

Total	291,144	260,572

6.3. Payables
- Past due
less than 3 months	4,309	416,025
from 3 to 6 months	-	2,554
from 6 to 9 months	405	330,179
from 9 to 12 months	210	273
from 1 to 2 years	847,895	684,707
more than 2 years	756,110	2,069
Sub-total	1,608,929	1,435,807

	December 31,
	2004	2003
	Thousands of Ps.

6.3. Payables

- Without due date	32,409	34,274

- Becoming due
less than 3 months	114,177	66,118
from 3 to 6 months	-	5,474
from 6 to 9 months	690	-
from 9 to 12 months	-	2,774
from 1 to 2 years	12,008	7,406
Sub-total	126,875	81,772

Total	1,768,213	1,551,853

As of December 31, 2004, investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. As of December 31, 2003 investments were composed of "BODEN" bearing interest at an annual rate of 1.35%, "Patacones" bearing interest at an annual rate of 1.07% and were recorded at their nominal value as they are used to settle taxes payable; and non-interest bearing "Lecops".

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

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino and their affiliates. As of December 31, 2004, the shareholders of Gas Argentino are British Gas International B.V. (a wholly owned subsidiary of BG Group plc. ("British Gas")) (54.67%) and YPF S.A. ("YPF") (45.33%).

During the years ended December 31, 2004, 2003 and 2002, MetroGAS entered into certain transactions with Gas Natural BAN S.A. and Astra Evangelista S.A., as mentioned below. Both companies are indirectly related to YPF.

Under the Law No 24,076 (the "Gas Act" and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2004, 2003 and 2002, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

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

  Management fees accrued pursuant to the Technical Assistance Agreement (see Note 15.4) with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with related companies are as follows:
	December 31,
	2004	2003	2002
	Thousands of Ps.

Gas sales and transportation and distribution services to power plants and industrial companies	2,086	1,623	2,345
Gas purchases	98,278	85,050	48,024
Transportation services	8,966	11,119	17,429
Fees for sundry services	1,130	1,106	1,924
Technical operator's fees	557	518	1,459
Contingent Technical operator's fees	4,081	3,935	3,895
Manpower supply	-	-	4,396
Personnel supply	2,380	1,089	1,022
Other income	242	66	-

The outstanding balances as of December 31, 2004 and 2003 from transactions with related companies are as follows:

	December 31,
	2004	2003
	Thousands of Ps.
Current Assets Other receivables Y.P.F BG International Limited BG Argentina Gas Natural BAN S.A. Astra Evangelista S.A.	- - 5 - 12	17 30 - 93 13
	17	153

	December 31,
	2004	2003
	Thousands of Ps.

Non Current Assets
b) Other receivables
Gas Argentino	-	5,407
BG International	757	534
	757	5,941

Current Liabilities
c) Accounts payable
BG International Limited	2,481	2,478
BG Argentina S.A.	2,890	103
Y.P.F. (Note 21 a))	9,294	4,841
Gas Natural BAN S.A.	1,158	968
	15,823	8,390

Non Current Liabilities
d) Accounts payable
BG International Limited	12,008	7,406
	12,008	7,406

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

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

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

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of capital stock of MetroGAS.

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

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 8).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

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

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

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

NOTE 10 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's financial debt as of December 31, 2004 and 2003, indicating the average interest rates and maturity date for each item:

	December 31,
	2004		2003
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Secured overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.94%-11.26%	02/19/2002-06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the years ended December 31, 2004, 2003 and 2002 are as follows:
	December 31,
	2004	2003	2002
	Thousands of Ps.
- Nominal interest	108,164	106,777	123,635
- Net financial results of other debts	71	416	(28)
Total interest	108,235	107,193	123,607
- Capitalized interest (Note 3.4.h))	(883)	(1,222)	(3,981)
Total interest charged to the results of operations	107,352	105,971	119,626

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

As it has been over two years since the License re-negotiation process formally started with the Government with no success and due to the launch of the APE, MetroGAS has decided to adopt a prudent position and has classified the entire financial debt as current.

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

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

NOTE 11 - CAPITAL STOCK

As of December 31, 2004, the Company's capital stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

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

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all of the Company's outstanding shares at such date. The Class B Shares, which are publicly traded in the United States, are represented by American Depositary Shares (ADSs) and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

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

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for each year must be transferred to the Company's Legal Reserve, until it reaches 20% of the Company's subscribed capital, including adjustments to capital stock.

The Company's by-laws provide for issuing a profit sharing bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 14). No amount in respect of such bonus has been deducted as an expense for the years ended December 31, 2004 and 2003 due to the net loss generated during these years.

Additionally, the Company is prohibited by the terms of its Series C Notes (See Note 10) from paying dividends during the continuation of an event of default there under.

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

15.1. Gas purchases

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

As a result of the ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, issued on April 22, 2004 by Resolution No. 208/04 effective until December 31, 2006, the Company has renegotiated most of the gas purchase contracts in order to adapt contract conditions (Note 2) to the new regulations. Based on this renegotiation, the gas supply contracted is the following:

Volumes - Daily averages for the years
	2004	2005	2006	2007	2008
	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)
Current Daily Contract Volumes:
Summer (Oct-Apr)	13.58	14.64	14.64	4.66	1.50
Winter (May-Sept) (2)	17.29	17.67	17.67	7.50	1.50

According to the long-term contract provisions, the minimum natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily Take-or-Pay contract volumes
	2004	2005	2006	2007	2008
Summer (Oct-Apr)	9.24	10.20	10.20	3.65	1.35
Winter (May-Sept) (2)	13.73	14.79	14.79	6.27	1.35
Amount commited/year (3)	225.1	304.3	329.3	87.5	32.7

(1) Millions of cubic meters per day.

(2) If the Company's daily contract volumes during winter months are below the expected demand, the Company would purchase additional gas on the spot market for sale during the winter months.

(3) Millions of pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from suppliers or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS' network). Management does not consider it likely that the Company will incur a material take-or-pay liability for volumes of gas not taken as of December 31, 2004.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas de Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.4 MMCM per day, considering the transportation capacity contracted as of December 31, 2004.

The Company is obligated to pay approximately Ps. 389.3 millon for the entire period between 2004 and 2005; Ps. 569.9 millon for the entire period between 2006 and 2008 and Ps. 1,049.0 millon for the entire period between 2009 and 2020, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its Firm FD, SGG, SGP and NGV customers. This award shall be valid from June 1, 2005 to June 1, 2020, subject to the completion of the extension works by TGS.

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

During 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particulary for Central Dock Sud, contract modifications stipulate that the fine to be paid for 2004, 2005 and 2006 cannot surpass 100% of the invoicing amount, MetroGAS will annually pay up to 30% of the invoicing amount and the rest will be compensated in additional service days split in three equal parts during the following years. If this is not possible the fine will be paid.

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

The modifications mentioned above include a provisional clause requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER (Fixed Management Fee) or 7% of the Company's net profits (Fee on Profits) provided MetroGAS has restructured its financial debt. The agreement establishes that beginning in the fiscal year in which the Fee on Profits exceeds Ps. 3,000 thousand adjusted by CER and provided MetroGAS has restructured its financial debts, the above-mentioned clause will have no further effect and the Company shall pay the ordinary Management Fee and an additional amount equivalent to Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. The accrued expenses resulting from this contract are disclosed under " Technical operator's fees" item in Note 21 b). Transactions and balances with related companies derived from this contract are disclosed in Note 7.

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

Consequently, as of December 31, 2004 and 2003 the financial statements of the Company include a current receivable of Ps. 4,057 thousand and Ps. 3,805 thousand and a non-current receivable of Ps. 2,623 thousand as of December 2003. Interest accrued during the years ended December 31, 2004 and 2003 amounts to Ps. 535 thousand and Ps. 922 thousand, respectively and has been disclosed under "financial and holding results from assets" in the statement of operations for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse wich was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceding`s Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

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

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the CSJN, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed the Province of Neuquén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the tax authorities of the Province of Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is allegedly responsible for an amount of Ps. 148.2 million (including fines and interest). Accordingly, TGS filed a declaratory action against the Province of Rio Negro with the CSJN and obtained an injunction. Consequently, the Province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

Despite the abovementioned injunction, the tax authority of the Province of Rio Negro continued with the resolution of the claims, considering that the judicial measure issued by the CSJN only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the CSJN, it should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

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

MetroGAS filed the pertinent explanation with the Province of Neuquén and on November 19, 2003 applied for an injunction within the procedure for the declaratory judgement action initiated in November 1999 in relation to the gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

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

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarized above, would probably be applicable to the actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquén "MetroGAS against Provincia of Neuquén about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquén Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It appears that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquén. MetroGAS answered the petition requesting that the Province of Neuquén pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents that (i) contain an offer and an express acceptance by the other party in the same document, or (ii) are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement. Accordingly, no liabilities have been recorded in connection with this stamp tax. MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these transactions to not be taxable.

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

On November 26, 2002, MetroGAS appealed the AFIP's determination before the Tax Court.

On December 3, 2002, Executive Order No. 2442/02 was published, replacing Article No. 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on what requirements should be met for relatively minor receivable balances to qualify for a deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1457 of AFIP was published, establishing the amount at Ps. 1,500. On June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned requirements, the Company does not believe that the final outcome of this administrative proceeding will be adverse to the Company. Accordingly, no provisions for contingencies have been recorded for this matter.

16.4. Study, revision and inspection of works in public spaces levy and occupancy of public space levy

16.4.1. Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GACBA included in its budget a levy for the study, revision and inspection of works in public spaces including (among others) gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCABA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps. 5.2 million corresponding to fiscal year 2000.

In addition, on December 2, 2002 the GCABA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps. 7.6 million relating to the years 2000 and 2001. Subsequently, the GCABA claimed unpaid amounts in connection with the levy and the agreement entered into in 1997 for a total amount of Ps. 1.0 million. MetroGAS filed an administrative appeal against both claims.

On July 11, 2003, the GCABA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of Ps. 0.1 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of Ps. 0.3 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

MetroGAS has been receiving notifications for the payment of the study, revision and inspection of works in public spaces Levy, which amount to Ps. 10.0 million up to October 2004 (included). Due to these notifications MetroGAS has filed appeals for reconsideration before the GCABA.

On November 3, 2004, GCABA notified MetroGAS that all appeals for reconsideration presented on due form were rejected, and granted the Company a 5-day term to expand the appeal previous to being presented to the Secretary of Infrastructure and Planning of the GCABA. The Company resonded with an expanded appeal.

16.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. This levy has been challenged by the public service companies and has not been paid.

On May 12, 2003, the GCABA made a claim for payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps. 16.3 million. This payment was to be made by MetroGAS before May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On June 6, 2003, the GCABA sent a Ps. 0.5 million bill of payment for the right to use and occupy public spaces, which corresponded to the second quarter of the year 2003. On June 17, 2003, the bill was returned making reference to the arguments on the Appeal from May 27, 2003.

On February 27, 2004, the GCABA sent bills claiming the payment of the occupancy of public space levy related to the 3rd. and 4th quarters of 2003 and the 1st quarter of 2004, for a total amount of approximately Ps. 1.8 million. The Company will file an administrative appeal against Dirección General de Rentas of GCABA. In addition, the bill for the 2nd quarter of 2004 was returned to GCABA.

On September 22, 2004, GCABA rejected the administrative appeals with regard to occupational rate of public spaces and notified MetroGAS. The claim amounts to a total of Ps. 19.2 million from 1998 to the 2nd quarter of 2004 inclusive. The Resolution of the Treasury of the Government of Buenos Aires ends the administrative stage and enables GCABA to begin judicial actions to collect the claimed amounts.

In December 2004 the GCABA sent bills of payment for the right to use and occupy public spaces corresponding to the 3rd and 4th quarter of 2004. The Company filed appeals for these new complaints.

MetroGAS consistently denies legal validity for the occupancy of public space levy and insists that the amount applicable for the study, revision and inspection of works in public spaces levy should be the one established in the SWA, which the Company paid regularly. Accordingly, the Company has not recorded a provision for contingencies in this connection.

Notwithstanding the above, MetroGAS continues the negotiations with the GCABA on these matters.

16.5. Filing for Bankruptcy and executives proceedings

16.5.1. Filing for Bankruptcy

In October 2003, MetroGAS was served a bankruptcy petition filed with the Commercial Court of First Instance No. 26, Clerk's Office No. 51 by Edelmira Z. Iaccarino de Seoane for US$ 270,000. MetroGAS answered the notice provided by section 84 of Law 24,522, raised the relevant defenses, requested dismissal of the petition of bankruptcy and made a judicial deposit of Ps. 891,080 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit, renewable every thirty days under the order of the Court having jurisdiction in this case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

In February 2004, MetroGAS was served a new bankruptcy petition filed with the Commercial Court of First Instance No. 26, Clerk's Office No. 51 by Chameris Investments S.A. for approximately Euros 322,000. MetroGAS made a judicial deposit of Ps. 1,260,267 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit renewable every thirty days under the order of the Court having jurisdiction in the case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

16.5.2. Executive Proceedings and Appeals for Relief ("amparos")

At the time of these financial statements, the Company maintains certain executory proceedings and "amparos" iniciated by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a bondholder has placed a lien upon a building belonging to MetroGAS located in the City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of December 31, 2004.

16.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, based on the advice of legal counsel, the final resolution of these disagreements will not have a material impact on the Company's financial statements as of December 31, 2004. However, should these instances not be resolved to the satisfaction of the Company, the liabilities could be significant.

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET LOSS TO US GAAP

The accompanying financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission ("SEC").

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described in Note 18, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

The following is a summary of the significant adjustments to net loss for each of the three years in the period ended December 31, 2004 and shareholders' equity at December 31, 2004 and 2003 which would be required if US GAAP had been applied instead of Argentine GAAP in the financial statements.

	December 31,
	2004	2003	2002
	Thousands of Ps.
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	652,741	775,718	785,964
US GAAP Adjustments:
- Trade receivables	(4,057)	(6,428)	(8,617)
- Expensing of deferred financing costs	(12,841)	(8,048)	-
- Inventory valuation	(890)	(809)	(961)
- Prepaid dividends	-	(8,145)	(8,205)
- Discounted value of certain receivables and liabilities	1,769	2,343	1,628
- Deferred income taxes	(460,149)	(479,031)	(533,127)
Shareholders' equity in accordance with US GAAP	176,573	275,600	236,682

	December 31,
	2004	2003	2002
	Thousands of Ps.
Reconciliation of net income (loss):
Net loss in accordance with Argentine GAAP	(122,977)	(10,246)	(489,910)
US GAAP Adjustments - Increase (Decrease):
- Trade receivables	2,371	2,189	14,197
- Expensing of deferred financing costs	(4793)	(8,048)	1,549
- Inventory valuation	(81)	152	(942)
- Accounting for derivatives and hedging activities	-	-	12,782
- Exchange difference	-	-	503,346
- Prepaid dividends	8,145	60	9,738
- Discounted value of certain receivables and liabilities	(574)	715	1,628
- Deferred income taxes	18,882	54,096	(508,066)
Net (loss) income in accordance with US GAAP	(99,027)	38,918	(455,678)

Earnings per share "Basic & Diluted":
ARGENTINE GAAP
(Losses) Earnings per share	(0.216)	(0.018)	(0.861)
(Losses) Earnings per ADS	(2.161)	(0.180)	(8.607)
US GAAP
(Losses) Earnings per share	(0.174)	0.068	(0.801)
(Losses) Earnings per ADS	(1.740)	0.684	(8.006)
Shares suscribed, paid-in and outstanding	569,171,208	569,171,208	569,171,208

Description of changes in shareholders' equity under US GAAP:	December 31,
	2004	2003
	Thousands of Ps.

Shareholders' equity in accordance with US GAAP as of beginning of year	275,600	236,682
Net (loss) income in accordance with US GAAP	(99,027)	38,918
Shareholders' equity in accordance US GAAP as of end of year	176,573	275,600

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

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

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of net loss for the years ended December 31, 2002 and of shareholders' equity of December 31, 2002.

b) Restatement of Financial Statements for general price-level changes

As further described in Note 3.3, these financial statements are presented in constant currency as of February 28, 2003, reflecting the effect of inflation at that date. Nevertheless, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, (as amended by Technical Resoluction No. 19), as permitted by Regulation S-X of the SEC.

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

d) Deferred financing costs

Under Argentine GAAP, organization and pre-operating expenses incurred in the start-up of a privatized company, as well as the costs corresponding to the Program for the issuance of Medium-Term Debt and certain projects relating to future income generation may be deferred and amortized over the resultant periods of benefit. Under US GAAP, such costs are expensed as incurred.

Additionally, as described in Note 3.4.i), under Argentine GAAP, the Company capitalized costs incurred during the years ended December 31, 2004 and 2003 in connection with managerial and financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

e) Inventory valuation

As described in Note 3.4.g), the Company values its inventories at replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are to be valued at the lower of cost or realizable value.

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

g) Prepaid dividends

As stated in Note 11, under Argentine GAAP, as of December 31, 2002, the Company recognized as assets certain receivables with shareholders arising from the payment of dividends in advance. Under US GAAP, such receivables were recorded as a reduction to shareholders' equity.

h) Discounted value of certain receivables and liabilities

As further described in Note 3.1, effective January 1, 2003, the Company applied the provisions contained in Technical Resolutions No. 16 through 20 established by the FACPCE, which require that long-term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment over the nominal value of certain long-term credits amounting to Ps. 1.8 million, Ps. 2.3 million and Ps. 1.6 million at December 31, 2004, 2003 and 2002 respectively. Such adjustment was reversed for US GAAP purposes.

i) Deferred income taxes

Under Argentine GAAP, until December 31, 2001 income tax was recorded on the basis of the estimated tax liability for each fiscal year, calculated pursuant to the procedures set forth by applicable tax provisions. As from fiscal year 2002, income tax has been recorded under the deferred income tax method.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2004 a valuation allowance against the deferred tax assets considered non-recoverable.

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

In addition, under Argentine GAAP, the effect of inflation accounting on property, plant and equipment and intangible assets was considered a permanent difference. Under US GAAP, following the guidelines contained in EITF 93-9 "Application of SFAS 109 in foreign financial statements restated for general price-level changes", the Company accounted for the effect of inflation accounting on non-monetary assets as a temporary difference.

j) Regulatory matters

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

However, if the provisions of SFAS 71 were applicable to the Company, management believes that they would not have a significant effect on the financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.

k) Earnings per share

Under US GAAP the company applies the provisions contained in "Statement of Financial Accounting Standards No. 128" "Earnings per Share" ("SFAS 128"). SFAS 128 makes it mandatory to disclose in the body of the Statement of Operations the diluted income (loss) per share as well as basic income (loss) per share. As at December 31, 2004, 2003 and 2002 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Losses per share".

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following represent additional financial statement disclosures required under US GAAP.

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2004	2003
	Thousands of Ps.

Deferred income tax asset according to Argentine GAAP	142,191	142,191
Inventory valuation	312	283
Change in Turnover Tax for Province of Buenos Aires	1,420	2,250
Intangible assets for tax purposes	4,494	2,817
Discounted value of certains receivables and Liabilities	(619)	(820)
Prepaid dividends	(2,851)	-
Difference between tax and accounting basis of property, plant and equipment	(339,623)	(358,963)
Valuation allowance	(123,282)	(124,598)
Deferred income tax liability according to US GAAP	(317,958)	(336,840)

Deferred tax liabilities at December 31, 2004 and 2003 result primarily from the differences in the book and tax basis of property, plant and equipment to the application of differing depreciation methods for income tax and financial reporting purposes and the restatement for inflation for accounting purposes.

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2004, 2003 and 2002 computed in accordance with US GAAP as follows:

	December 31,
	2004	2003	2002
	Thousands of Ps.

Income tax (benefit) expense at statutory rate on pre tax (loss) income in accordance with US GAAP	(41,268)	10,755	(50,792)
Change in valuation allowance	24,264	(23,889)	142,950
Restatement for inflation (1)	-	863	218,301
Differences	(1,878)	4,082	98
Income tax (benefit) expense computed in accordance with US GAAP	(18,882)	(8,189)	310,557

(1) See note 17 b)

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

c) Statement of operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:

	December 31,
	2004	2003	2002
	Thousands of Ps.

Operating income (loss) according to Argentine GAAP	58,579	29,972	(3,146)
Trade receivables (1)	2,371	2,189	14,197
Expensing of deferred financing costs (2)	(4,793)	(8,048)	1,549
Operating income according to US GAAP	56,157	24,113	12,600

(1) As described in Note 16.1, under Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 to the income corresponding to the effect on rates as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP this income is being recognized at the moment of the corresponding invoicing. During the years ended December 31, 2004, 2003 and 2002 the Company billed Ps. 2,371 thousand, Ps. 2,189 thousand and Ps. 14,197 thousand, respectively

(2) See Note 17 d)

In addition, as indicated in Note 3.1, the Company adopted the provisions of Technical Resolution No. 19 ("TR No. 19") effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues. Gross revenue taxes for the years ended December 31, 2004 and 2003 totaled Ps. 25.8 million and Ps. 20.9 million, respectively.

  Financing and holding results
	December 31,
	2004	2003	2002
	Thousands of Ps.

Financing and holding results according to Argentine GAAP	(182,955)	7,075	(685,600)
Derivative instrument (1)	-	-	12,782
Devaluation effect (1)	-	-	503,346
Prepaid Dividends (1)	8,145	60	9,738
Discount on other receivables (1)	(574)	715	1,628
Inventory valuation (1)	(81)	152	(942)
Financing and holding results according to US GAAP	(175,465)	8,002	(159,048)

(1) Included in Reconciliation of Net (Loss) Income and Shareholders' Equity to US GAAP.

e) Additional information on the Statement of Cash Flows

The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statements of Cash Flows" but using Argentine GAAP numbers. As further described in Note 3.2., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

	December 31,
	2004	2003	2002
	Thousands of Ps.

Cash and deposits in banks	369,099	239,541	87,010
Cash equivalents:
Current investments	41	82	1,676
Total cash and cash equivalents	369,140	239,623	88,686

The table below shows certain additional disclosures required by SFAS No. 95 and not provided in the primary financial statements:
	December 31,
	2004	2003	2002
	Thousands of Ps.

Income or asset tax paid	10,592	6,542	5,514
Interest paid	-	-	111,945

Non-cash transactions:
Capitalized interest	883	1,222	3,981

Under Argentine GAAP the effect of inflation and the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of the exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplates classification differences under US GAAP.

	December 31,
	2004	2003	2002
	Thousands of Ps.

Net cash provided by operating activities	157,842	167,568	52,426
Net cash used in investing activities	(31,090)	(14,184)	(20,208)
Net cash provided by financing activities	-	-	51,695
Effect of inflation accounting on cash and cash equivalents	-	(78)	(9,541)
Effect of exchange rate changes on cash and cash equivalents	2,765	(2,369)	(2,324)
Net increase in cash and cash equivalents	129,517	150,937	72,048

f) Summarized financial information under US GAAP

Presented below is the summarized balance sheet and statement of operations information of the Company as of and for the years ended December 31, 2004 and 2003 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Balance Sheet in accordance with US GAAP

	December 31,
	2004	2003
	Thousands of Ps.
Current assets	499,237	350,078
Non-current assets	1,793,223	1,848,750
Total assets	2,292,460	2,198,828

Current liabilities	1,758,129	1,546,834
Non-current liabilities	357,758	376,394
Total liabilities	2,115,887	1,923,228

Shareholders' equity	176,573	275,600

	December 31,
Summary of Statement of Operations in accordance with US GAAP	2004	2003
	Thousands of Ps.
Net sales	790,627	632,790
Gross profit	151,484	126,085
Operating income	56,157	24,113
Financial and holding results	(175,465)	8,002
Other (expense) income, net	1,399	(1,386)
Income (loss) before taxes and accounting change	(117,909)	30,729
Income tax benefit (expense)	18,882	8,189
Net (loss) income under US GAAP	(99,027)	38,918

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

As of December 31, 2004 and 2003, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount.

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

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting for Stock- Based Compensation

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of SFAS No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 did not impact the Company's consolidated financial statements.

  In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award which is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending June 30, 2006. The adoption of this rule will not have an impact on net income and shareholder's equity.

  Consolidation of Variable Interest Entities

  In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Furthermore, in December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. The adoption of FIN 46 and FIN 46R did not have a significant impact on the Company's consolidated financial statements.

  Derivative Instruments

  In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 did not impact the Company's consolidated financial statements.

  Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. SFAS No. 150 did not impact the Company's consolidated financial statements.

  Employers' Disclosures about Pensions and Other Postretirement Benefits

  In December, 2003, the Financial Accounting Standards Board released revised FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised)" ("SFAS No. 132 (Revised)"). The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (Revised) did not have a material impact on the Company's consolidated financial statements.

  Revenue recognition

  On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB No. 104"), which revises or rescinds portions of the interpretative guidance included in Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB No. 101"). The main modifications introduced by SAB No. 104 are aimed at making this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in the US GAAP. The adoption of SAB No. 104 did not have a material impact on the Company's consolidated financial statements.

  Inventory costs

  In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense freight, handling costs and wasted material (spoilage), requiring that those items be recognized as current-period charges. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Company's consolidated financial statements.

  Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions" for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company's consolidated financial statements.

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

a) FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2004			December 31, 2003
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE (a)	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands of Ps.		Thousands of Ps.	Thousands of Ps.	Thousands of Ps.

ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 4	2.9390	11	US$ 5	14
	LBE 4	5.6679	23	LBE 2	10
	Euro 3	4.0044	11	Euro 4	14
	Real 2	1.0696	2	-
Banks	US$ 114,476	2.9390	336,444	US$ 59,209	170,818
Other receivables
Insurance an other prepaid expenses	US$ 564	2.9390	1,657	US$ 680	1,962
Other receivables	-	-	-	US$ 10	29
Total Current Assets			338,148		172,847
TOTAL ASSETS			338,148		172,847
LIABILITIES
CURRENT LIABILITIES
Accounts payable
Gas purchases	-	-	-	US$ 15,970 (a)	15,970
Other purchases and services	US$ 93	2.9790	277	US$ 1,026	3,011
Related companies - gas purchases	-	-	-	US$ 4,841 (a)	4,841
Financial debt
Secured overdrafts with foreign financial institutions	US$ 50,000	2.9790	148,950	US$ 50,000	146,750
Negotiable bonds (face value)	US$ 230,000	2.9790	685,170	US$ 230,000	675,050
	Euro 110,000	4.0592	446,512	Euro 110,000	404,591
Interest payable - Secured overdrafts with foreign financial institutions	US$ 54,998	2.9790	163,838	US$ 30,449	89,368
	Euro 18,321	4.0592	74,368	Euro 10,208	37,546
Total Current Liabilities			1,519,115		1,377,127
TOTAL LIABILITIES			1,519,115		1,377,127

US$: United States Dollars

  See Note 2

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2004						December 31, 2003	December 31, 2002
	FIXED ASSETS EXPENSES	OPERATING COSTS		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll an other employees benefits	1,453	13,454	-	15,061	12,995	42,963	37,957	46,941
Social security contributions	590	3,940	-	2,879	3,715	11,124	9,693	10,996
Directors' fee	-	-	-	230	-	230	24	30
Fees for professional services	-	300	-	3,875	220	4,395	4,247	3,881
Technical operator's fees	-	4,638	-	-	-	4,638	4,453	5,353
Sundry materials	-	3,108	-	-	-	3,108	2,011	2,168
Fees for sundry services	-	1,879	-	878	4,211	6,968	6,191	7,827
Postage, telephone and fax	-	228	-	1,039	2,645	3,912	3,683	4,009
Leases	-	7	-	3,405	574	3,986	5,254	6,515
Transportation and freight charges	-	-	-	245	-	245	199	245
Office materials	-	287	-	841	164	1,292	1,265	1,658
Travelling expenses	-	242	-	456	54	752	550	580
Insurance premium	-	-	-	3,861	17	3,878	4,220	2,716
Fixed assets maintenance	-	7,526	-	3,027	122	10,675	10,426	10,832
Fixed assets depreciation	-	75,710	-	10,282	-	85,992	79,653	78,288
Intangible assets amortization	-	-	-	-	-	-	2,057	5,157
Taxes, rates and contributions	21	895	682	2,196	25,902	29,696	25,100	28,495
Publicity	-	-	-	-	902	902	475	594
Allowance for doubtful accounts	-	-	-	-	7,871	7,871	6,187	34,449
Bank expenses and commissions	-	-	-	60	4,894	4,954	5,124	5,691
Interest on financial operations	883	-	-	-	-	883	1,222	3,981
Others	78	10,347	-	3,654	75	14,154	20,335	36,816
Total as of December 31, 2004	3,025	122,561	682	51,989	64,361	242,618	230,326	297,222

Total as of December 31, 2003	4,378	109,875	1,292	59,481	55,300	230,326

Total as of December 31, 2002	9,096	111,670	435	86,304	89,717	297,222

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

c) OPERATING COSTS

MAIN ACCOUNT	December 31, 2004	December 31, 2003	December 31, 2002
Balance at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	315,750	199,340	199,977
Processed Natural Gas	5,248	665	6,861
	320,998	200,005	206,838

Transportation of Natural Gas	192,911	193,357	253,208
Transportation of Processed Natural Gas	1,991	2,203	2,986
	194,902	195,560	256,194
Operating Costs (Note 21b))
Natural Gas	122,561	109,875	111,670
Processed Natural Gas	682	1,292	435
	123,243	111,167	112,105

Operating Cost	639,143	506,732	575,137

Natural Gas	631,222	502,572	564,855
Processed Natural Gas	7,921	4,160	10,282

METROGAS S.A.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year	Increase	Results of exposure to inflation	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2004	66,081	7,871	-	-	73,952
	2003	60,341	6,187	(447)	-	66,081
	2002	71,931	34,449	(45,173)	(866)	60,341

For inventory obsolescence	2004	593	253	-	-	846
	2003	458	136	(1)	-	593
	2002	989	38	(569)	-	458

For obsolescence of materials	2004	741	697	-	-	1,438
	2003	476	265	-	-	741
	2002	294	182	-	-	476

Valuation allowance on deferred income tax assets (*)	2004	170,632	25,580	-	-	196.212
	2003	156.355	15,424	(1,147)	-	170,632
	2002	-	156,355	-	-	156,355

Included in liabilities

Contingencies reserve	2004	2,387	-	-	(463)	1,924
	2003	716	1,677	(5)	(1)	2,387
	2002	1,648	-	(895)	(37)	716

(*) The increase of the valuation allowance on deferred income tax assets has been included in the line of Income tax in the Statements of Operations.