Form 20-F
period 2005-12-31
METROGAS INC
filed 2006-06-27
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission file number 1-12796

METROGAS S.A.
(Exact name of Registrant as specified in its charter)

METROGAS Inc.
(Translation of Registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Gregorio Araoz de Lamadrid 1360
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes ☑ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer ☐ Accelerated filer ☑ Non -accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company, as defined in Rule 12b of the Exchange Act.
☐ Yes	☑ No

TABLE OF CONTENTS

Page

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

A. Selected Consolidated Financial Data *

B. Capitalization and Indebtedness *

C. Reasons for the Offer and Use of Proceeds *

D. Risk Factors *

ITEM 4. INFORMATION ON THE COMPANY *

A. History and Development of the Company *

B. Business Overview *

C. Organizational Structure *

D. Property, Plants and Equipment *

ITEM 4A. UNRESOLVED STAFF COMMENTS 67

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

A. Operating Results *

B. Liquidity and Capital Resources *

C. Research and Development, Patents and Licenses *

D. Trend Information *

E. Off-Balance Sheet Arrangements *

F. Disclosure of Contractual Obligations *

G. Safe Harbor *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

A. Major Shareholders. *

B. Related Party Transactions *

C. Interests of Experts and Counsel *

ITEM 8. FINANCIAL INFORMATION *

A. Consolidated Statements and Other Financial Information *

B. Significant Changes *

ITEM 9. THE OFFER AND LISTING *

A. Offer and Listing Details *

B. Plan of Distribution *

C. Markets *

D. Selling Shareholders *

E. Dilution *

F. Expenses of the Issue *

ITEM 10. ADDITIONAL INFORMATION *

A. Share Capital *

B. Memorandum and Articles of Association *

C. Material Contracts *

D. Exchange Controls. *

E. Taxation *

F. Dividends and Paying Agents *

G. Statement by Experts *

H. Documents on Display *

I. Subsidiary Information *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

A. Debt Securities *

B. Warrants and Rights. *

C. Other Securities *

D. American Depositary Receipts *

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16 [RESERVED] 129

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16.B. CODE OF ETHICS *

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES *

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES *

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

    economic and political developments in Argentina, including the effects of the devaluation in 2002 of the Peso and restrictions on payments abroad and actions by the Ente Nacional Regulador del Gas ("ENARGAS"), the Argentine regulatory agency with jurisdiction over us, and other governmental authorities that may affect us;

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

    our ability to successfully cancel our indebtedness or refinance our financial obligations when they become due;

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this document, any reference to "we," "our," and "us" means MetroGAS S.A.

In this annual report, references to "U.S.$", "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.", "Pesos" or "$" are to Argentine Pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our annual report were rounded for ease of presentation. Any reference to the "Government" or the "Argentine Government" is to the government of the Republic of Argentina.

In addition, references to "billions" are to thousands of millions. References to "CM" are to cubic meters, to "MCM" are to thousands of cubic meters, to "MMCM" are to millions of cubic meters and to "BCM" are to billions of cubic meters. References to "CF" are to cubic feet, to "MCF" are to thousands of cubic feet, to "MMCF" are to millions of cubic feet and to "BCF" are to billions of cubic feet. One cubic meter equals 35.3145 cubic feet. References to "BTU" are to British thermal units and to "MMBTU" are to millions of British thermal units. A BTU is the amount of heat needed to increase the temperature of one pound of water by one degree Fahrenheit (252 calories). Although BTU is a calorific measurement and does not correspond exactly to volume measurements, in calculating our gas purchase requirements we estimate that one cubic foot (0.03 CM) of gas provides one thousand BTUs. References to "km" are to kilometers.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2005 and 2004 and for the fiscal years ended December 31, 2005, 2004 and 2003 and the notes thereto, or our "Annual Consolidated Financial Statements", are set forth in Item 18 of our annual report. Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP", except as discussed below. Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP", which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, independent auditors. The report of our independent auditors covering our Annual Consolidated Financial Statements as of December 31, 2005 and 2004 and for the three years in the period then ended is included in this Annual Report.

The report of our independent auditors to our financial statements for the years ended December 31, 2005 and 2004 dated March 8, 2006 contained, among other things, a modification due to the negative impact of the deterioration of the Argentine economy and the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led us to announce on March 25, 2002 the suspension of payment on our financial debt, raising substantial doubt about our ability to continue as a going concern as a consequence of the uncertainty as to our ability to restructure such outstanding indebtedness and the terms and conditions of any such restructured indebtedness. As mentioned in Note 21 to our Annual Consolidated Financial Statements included elsewhere in this Annual Report, we restructured substantially all of our outstanding indebtedness on May 12, 2006. Consequently, independent auditors report dated June 22, 2006 on our Annual Consolidated Financial Statements as of and for the year ended December 31, 2005, included in this Annual Report contains no such modification.

Under Argentine GAAP, our financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.4 and 3.6(f) to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comision Nacional de Valores, or "CNV". Accordingly, our independent auditors, issued a qualified report on our Annual Consolidated Financial Statements stating that the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Unless otherwise indicated, our consolidated balance sheets and statements of income use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina, or "Banco Nacion". In the case of U.S. Dollars, Banco Nacion quotes for such exchange rates were Ps.1.00 per U.S.$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per U.S.$1.00 while the official market rate was Ps.1.40 per U.S.$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2005, the only exchange market available was the free market and the quotation was Ps.3.032 per U.S.$1.00 and as of June 14, 2006 the exchange rate was Ps. 3.079 per U.S.$1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Consolidated Financial Data

      The following tables set forth certain of our selected financial and operating data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, including the independent auditors' reports therein and the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects", filed with the United States Securities and Exchange Commission, or the "SEC".

      We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003 and prepare our consolidated financial statements in conformity with Argentine GAAP, except as discussed below. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

      Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.4 and 3.6(f) to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV.

      Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our consolidated financial statements were periodically restated based on changes in the Argentine general level wholesale price index, or "GLWPI", published by the National Institute of Statistics and Census (Instituto Nacional de Estadistica y Censos) or "INDEC". On August 15, 1995, the Argentine government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272/1995 of the CNV, we discontinued the inflation restatement methodology into Pesos, maintaining the effects of inflation accounted for in the prior periods.

      As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 120% in the period from January 1, 2002 through February 28, 2003) and the conditions created by Law No. 25,561, Ley de Emergencia Publica y Reforma del Regimen Cambiario, or the "Public Emergency Law", adopted at the beginning of 2002, the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires) or the "CPCECABA", on March 6, 2002, approved a resolution requiring the reinstatement of inflation accounting in financial statements applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

      On July 16, 2002, the Argentine government issued Decree No. 1,269/2002 repealing Decree No. 316/1995 and instructing the CNV, among other things, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency.

      On March 25, 2003, Decree No. 664/2003 rescinded the requirement that inflation accounting be applied for financial statements issued in future periods. On April 8, 2003, the CNV issued Resolution No. 441/2003 discontinuing inflation accounting as from March 1, 2003.

      Our consolidated financial data for the years ended December 31, 2001 and 2002, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003.

      Certain amounts and ratios contained in our annual report (including percentage amounts) have been rounded up or down in order to facilitate the footing of tables in which they are included. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of our annual report.

      The contents of our web site are not part of our annual report.

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
	Year Ended December 31,
	2005 (1)	2005	2004	2003	2002	2001
	(consolidated financial data in thousands of US$, except ratios and shares)	(consolidated financial data in thousands of Pesos, except ratios and shares)
CONSOLIDATED INCOME STATEMENT DATA:
Argentine GAAP
Sales(a)	294,193	891,992	814,072	651,485	748,012	1,495,248
Net sales(b)	284,937	863,928	788,256	630,601	719,292	1,438,283
Gross profit(c)	63,431	192,322	174,929	144,753	172,875	452,548
Operating income (loss)	27,261	82,655	58,579	29,972	(3,146)	227,752
Financing and holding results (loss) gains(d)	(18,560)	(56,275)	(182,955)	7,075	(685,600)	(56,698)
Income (loss) before income tax	9,656	29,278	(122,977)	35,661	(687,419)	169,538
Net (income) loss	9,370	28,411	(122,977)	(10,246)	(489,910)	60,311
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	0.02	0.05	(0.22)	(0.02)	(0.86)	0.11
Dividends per share	--	--	--	--	--	0.17
Income (loss) per ADS	0.16	0.50	(2.16)	(0.18)	(8.61)	1.06
Dividends per ADS	--	--	--	--	--	1.75
U.S. GAAP
Net (income) loss	5,391	16,345	(99,027)	38,918	(455,678)	(441,113)
Earnings (loss) per share	0.010	0.029	(0.174)	0.068	(0.801)	(0.775)
Earnings (loss) per ADS	0.095	0.287	(1.740)	0.684	(8.006)	(7.750)

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	562,040	1,704,104	1,760,039	1,827,345	1,897,433	1,999,769
Total assets	880,645	2,670,116	2,422,878	2,329,958	2,331,930	2,395,972
Net current assets(e)	(396,743)	(1,202,925)	(1,281,737)	(1,224,315)	(1,321,155)	(250,293)
Total financial debt	551,816	1,673,107	1,597,836	1,423,930	1,430,775	936,020
Short-term financial debt	551,816	1,673,107	1,597,836	1,423,930	1,430,775	429,307
Long-term financial debt	--	--	--	--	--	506,713
Total shareholders' equity	224,654	681,152	652,741	775,718	785,964	1,257,931
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	776,471	2,354,259	2,250,577	2,199,648	2,216,739	2,193,951
U.S. GAAP
Total shareholders' equity	63,627	192,918	176,573	275,600	236,682	692,360

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	14,698	44,565	31,090	14,184	20,208	138,568
Depreciation and amortization	29,848	90,500	85,992	81,710	83,445	87,274
Nominal gross interest	36,298	110,055	108,164	106,777	123,635	76,862
Interest income	5,262	15,954	8,816	12,187	15,217	15,034
Net interest expense(h)	31,036	94,101	99,348	94,590	108,418	61,828
Capitalized interest	507	1,536	883	1,222	3,981	7,488
EBITDA(i)	58,065	176,053	145,970	110,296	81,626	313,510
Operating cash flow(j)	65,747	199,345	160,607	165,121	40,561	64,385

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2005, which was Ps.3.032 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(consolidated financial data in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	38.1%	27.1%	20.9%	14.3%	59.3%
Solvency ratio (shareholders' equity/total liabilities)	34.2%	36.9%	49.9%	50.8%	110.5%
Fixed assets ratio (fixed assets/total assets)	63.8%	72.6%	78.4%	81.4%	83.5%
Net income margin (net income/sales)	3.2%	(15.1%)	(1.6%)	(65.5%)	4.0%
Total financial debt/total capitalization(f)	71.1%	71.0%	64.7%	64.5%	42.7%

Ratio of:
EBITDA(i) to nominal gross interest	1.6x	1.3x	1.0x	0.7x	4.1x
EBITDA(i) to net interest expense(h)	1.9x	1.5x	1.2x	0.8x	5.1x
EBITDA(i) to net interest expense(h) plus capitalized interest	1.8x	1.5x	1.2x	0.7x	4.5x
Operating cash flow(j) to nominal gross interest	1.8x	1.5x	1.5x	0.3x	0.8x
Earnings to fixed charges(k)	1.3x	(0.1x)	1.3x	(4.5x)	3.0x
Short-term debt to operating cash flow(j)	8.4x	9.9x	8.6x	35.3x	6.7x

Selected Operating Data:
Total number of customers	2,022,984	1,986,149	1,957,243	1,943,613	1,936,557
Residential	1,945,890	1,910,304	1,881,200	1,864,911	1,856,524
Other	77,094	75,845	76,043	78,702	80,033
Kilometers of pipeline	15,938	15,840	15,780	15,774	15,679
Total number of employees	1,001	1,014	987	1,005	1,033

	Year Ended December 31,
	2005		2004		2003		2002		2001
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm transportation capacity	23.5	829.9	23.4	826.4	22.8	805.2	22.8	805.2	22.8	805.2
Average daily volume	22.5	794.8	23.0	812.4	19.1	672.6	16.4	578.6	17.8	628.9
Firm (including residential).	11.3	399.2	11.5	406.2	11.1	390.2	10.4	368.0	10.3	361.8
Interruptible	11.2	395.6	11.5	406.2	8.0	282.4	6.0	210.6	7.5	267.1
Load factor(m)	95.8%		98.2%		83.5%		71.9%		78.1%

Volumes Delivered:
Average daily volume	21.6	764.0	22.1	781.8	18.2	643.6	15.8	556.9	17.3	610.7
Firm (including residential)	10.8	382.0	11.1	390.9	10.6	373.4	10.0	354.2	10.0	351.3
Interruptible	10.8	382.0	11.1	390.9	7.6	270.2	5.8	202.7	7.3	259.4

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

      (i) "EBITDA" is defined as earnings before interests, income tax and depreciation and amortization. For the purpose of this measure we consider all financial and holding results as interest. EBITDA is presented because management believes it is a meaningful measure of our performance and ability to fund capital expenditures and meet future debt service and working capital requirements. EBITDA is not a measure of financial performance under Argentine GAAP and should not be considered as an alternative to (i) operating income or any other measure of performance under Argentine GAAP as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of financial performance or as a measure of liquidity. EBITDA is a "non-GAAP financial measure", as this term is defined under the U.S. Securities Act of 1933, as amended. As a result, we have reconciled EBITDA to cash flows from operating activities, the Argentine GAAP Financial measure which we believe to be most comparable to EBITDA.
	Year Ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2005 (2)	2005	2004	2003	2002	2001
Net cash provided by operating activities	65,747	199,345	160,607	165,121	40,561	64,385
Financial and holding results (not using funds)	28,665	86,913	104,476	103,257	137,318	56,698
Net book value of fixed assets retired	(3,759)	(11,398)	(2,111)	(3,622)	(17,656)	(8,299)
Allowance for doubtful accounts	3,710	11,248	(7,871)	(6,187)	(34,449)	(12,236)
Allowance for inventory obsolescence	(145)	(441)	(950)	(401)	(220)	(1,309)
Contingencies reserve	(459)	(1,391)	-	(1,677)	-	(69)
Materials consumed	(600)	(1,820)	(1,631)	(16,456)	(1,384)	(2,300)
Minority interest	(27)	(81)	-	-	-	-
Financial cost tax	-	-	-	-	98	988
Changes in assets and liabilities	(35,067)	(106,322)	(106,550)	(129,739)	(42,642)	142,260
Write-off of U.S. PPI adjustment to tariffs	-	-	-	-	-	73,392

EBITDA	58,065	176,053	145,970	110,296	81,626	313,510

      __________

      Notes:

      (j) Net cash provided by operating activities, as derived from the statements of cash flows contained in the corresponding financial statements.

      (k) Represents the ratio of (1) income before income tax plus fixed charges (other than capitalized nominal interest) to (2) total fixed charges. Fixed charges consist of nominal gross interest and one-third of rental expenses (the amount deemed representative of the interest factor).

      (l) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

      (m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

      (2) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2005, which was Ps.3.032 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".

      Exchange Rates Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2005, the Peso/U.S. Dollar exchange rate was Ps.3.032 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per U.S.$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2001 (d)	1.0000	1.0000	1.0000	N/A
2002	3.9000	1.7000	3.1500	3.3700
2003	3.2100	2.8000	2.9530	2.9350
2004	3.0600	2.8030	2.9434	2.9790
2005	3.0400	2.8590	2.9234	3.0320
Month Ended January 31, 2006	3.0750	3.0300	3.0474	3.0660
Month Ended February 28, 2006	3.0660	3.0660	3.0702	3.0740
Month Ended March 31, 2006	3.0830	3.0670	3.0772	3.0820
Month Ended April 30, 2006	3.0850	3.0390	3.0670	3.0480
Month Ended May 31, 2006	3.0880	3.0340	3.0561	3.0850
June 1 through June 14, 2006	3.0830	3.0790	3.0812	3.0790

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

      Source: Banco de la Nacion Argentina; Bloomberg Financial Markets.

      Capitalization and Indebtedness

      Not Applicable.

      Reasons for the Offer and Use of Proceeds

      Not Applicable.

      Risk Factors

You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this annual report.

Risk Factors Relating to Argentina

Substantially all our revenues are earned in Argentina and, thus, are highly dependent on economic and political conditions in Argentina.

We are an Argentine corporation, or sociedad anonima, having substantially all of our operations, facilities, and customers in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

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

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/1991, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. Dollar and required the Banco Central de la Republica Argentina, or the "Central Bank", to maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds for an amount at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product, or "GDP", to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001, and 10.9% in 2002. Beginning in the second half of 2001, Argentina's recession deepened significantly, precipitating the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposal of funds deposited with banks and on the transfer of funds abroad without prior approval from the Central Bank, certain of which are still in effect. On December 6, 2001, the Argentine government suspended payment on certain of Argentina's foreign debt. On January 6, 2002, the Argentine Congress enacted Law 25,561, the "Public Emergency Law," which introduced dramatic changes to Argentina's economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of President Eduardo Duhalde by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Central Bank regulation or legislation passed by the Argentine Congress, including:

    ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodriguez Saa;

    amending the Convertibility Law to end the fixed rate of exchange of one Peso per U.S. Dollar, with the resulting volatility and devaluation of the Peso;

    converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans, or "pesification" at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilizacion de Referencia) or "CER", or in salaries (Coeficiente de Variacion de Salarios) or "CVS", as the case may be;

    converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. Dollar plus an adjustment pursuant to CER;

    requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S.$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

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

During 2002, Argentina experienced a severe recession and a political and economic crisis, and the abandonment of Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, renegotiations of public utility tariffs, pesification and freezing of public utility tariffs and taxes, have had and continue to have a material adverse effect on private sector entities, including us. In addition, the general economic situation in Argentina, including high unemployment, material decreases in incomes or other factors may lead the executive, legislative or judicial branches of the Argentine government to issue decrees, adopt laws or issue injunctions, respectively, requiring gas distribution companies (including us) to end, either temporarily or on a longer-term basis, their practice of terminating service for nonpayment as presently authorized by the regulatory framework under which they operate.

Although economic indicators of the Argentine economy stabilized in 2003, 2004 and 2005, including an increase in GDP of 8.7%, 9.0% and over 9.1%, respectively, we cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations, and our ability to make payments of principal and/or interest on our outstanding indebtedness.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring it had approximately US$126.6 billion in total outstanding debt. Of this amount, approximately US$19.5 billion correspond to defaulted bonds currently owned by creditors who did not participate in the debt restructuring.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of U.S.$ 17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina's past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resource necessary to implement reforms and foster growth, which could have a material adverse effect on the country's economy and, consequently, our business.

We cannot predict if any other restructuring the Argentine government may propose to creditors that did not participate in the Argentine restructuring will end in a successful restructuring of their debt, or the consequences of a failure to restructure that debt may have on the Argentine economy.

The Argentine government's difficulties in obtaining financing can be expected to significantly affect its ability to implement any reforms and restore economic growth. This may result in a return of recessionary conditions, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

The Argentine financial system is gradually recovering; however, further shocks to Argentina's financial sector could affect the financial system and the Argentine economy.

In 2001 and first half of 2002, a significant amount of deposits were withdrawn from financial institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. As a result of such crisis, the Argentine government restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows.

In the event of a future economic crisis, the Argentine banking system as a whole may be subject to a lack of confidence, and a large number of depositors may seek to withdraw all of their deposits and convert their Pesos into U.S. Dollars in the future. If this happens, the Argentine government may be required to impose restrictions on the ability of depositors to withdraw their deposits, impose exchange controls and other related measures. If the Argentine government is not able to provide this measures and the withdrawals of funds are significant, this could lead to the collapse of the Argentine financial system, which could adversely affect on Argentina's economy and prospects for economic growth.

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

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 14, 2006 the exchange rate was Ps. 3.079 per U.S. Dollar. See "— Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

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

We realize substantially all of our revenues in Argentina in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 7.5% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2005, our financial debt in foreign currency was the equivalent of U.S.$520.4 million (including default interest).

It is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

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

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2003, 2004 and 2005 the Argentine consumer price index increased by 3.7%, 6.1% and 12.3% respectively, and the wholesale price index increased by 2.0%, 7.9% and 10.6%, respectively. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would maintain economic growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates may be expected.

We derive the principal portion of our revenues from monthly basic charges which are payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

We are in the process of renegotiating our tariffs with the Argentine government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us".

Exchange controls and restrictions on transfers abroad and capital inflow restrictions may prevent us from servicing our foreign currency-denominated debt obligations and the payment of dividends.

Beginning in December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which were constantly modified from the time they were first enacted and which applied to us, have recently been lifted.

However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government adopted various rules and regulations in June 2005 that established new controls on capital inflows, requiring, among other things, that 30% of all capital inflows (subject to certain exceptions) be deposited for one year in a non-assignable non-interest bearing account in Argentina. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to service our foreign currency-denominated debt obligations, including the exchange notes, and make dividend payments to the holders of ADSs.

Changes in labor laws and judicial decisions favorable to labor could adversely affect our results of operations.

An increase in litigation, changes in the labor laws and judicial decisions favorable to labor have significantly increased companies' responsibilities not only to their own employees but also in relation to all out-sourced jobs. Therefore, labor costs can increase as our indemnification responsibilities and costs expand. We have outsourced certain jobs through the hiring of third party contractors. Although we have very strict policies that govern compliance with labor contracts and social security, we cannot guarantee that the contractors' employees will not initiate legal action seeking indemnification from us, especially given some recent decisions issued by the Argentine labor relations board which recognize a shared responsibility under some circumstances between the third party contractors and the company to which they are providing services. If we cannot obtain a favorable decision in such a legal proceeding, just as with normal employee legal conflicts, we could incur increased workforce costs, which would have an adverse effect on our operations

Risk Factors Relating to Us

We are currently renegotiating our license and tariffs with the Argentine government. This renegotiation may result in new tariffs that do not cover our costs and may have a material adverse impact on our future financial position. If we are unable to renegotiate tariffs that cover our cost we may have operating losses as a result.

In January 2002, pursuant to the Public Emergency Law, the tariffs which we charge our customers were converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and our tariffs were also frozen. The Public Emergency Law also authorized the Argentine government to renegotiate its contracts (including our License) related to public works and services. We are currently in negotiations with the body established by the Argentine government to renegotiate such contracts, or the "Renegotiation Commission," regarding the tariffs we may charge in the future.

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

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a comprehensive proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded and whether they will be concluded in a manner beneficial to us and will not have a material adverse effect on us. Moreover, even if the renegotiations are concluded and we reach an acceptable settlement with the Argentine government, it is possible that any such settlement will lead to social unrest or protests by our customers, thereby hindering the implementation of any future settlement agreement.

On January 24, 2003, the Argentine government issued Emergency Decree No. 120/2003, which established that the Argentine government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and Resolution No. 2,787/2003 issued by ENARGAS, provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the Autonomous City of Buenos Aires and a number of consumer advocacy organizations filed objections to both decrees with various courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the increase provided for by these tariffs. As a result of such injunction, on February 27, 2003 we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former lower tariff levels.

The outcome of our license and tariff renegotiation is uncertain both as to its timing and final form. Only one gas distribution company has reached an agreement with the Argentine government relating to the renegotiated terms of its license and tariffs. As of the filing of this report, the gas distribution company is attempting to obtain the approval of the Executive Power and the Congress for those terms to become effective. The distribution company received the Executive Power's ratification of the agreement, and it is now waiting for the tariff increase stipulated in it to come effective. We have not agreed to similar terms in our negotiations with UNIREN because of differences between our situation and that of such other gas distribution company. Therefore we cannot assure you if and when the renegotiation process will conclude nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government should our shareholders seek legal redress against the government) or that the tariffs that result from the renegotiation will be sufficient to allow us to cover our costs and service our indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso.

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

Further, pursuant to Resolution No. 208 issued by the Energy Secretariat, Notes Nos. 2,975, 3,332 and 3,674 issued by ENARGAS and Note No. 671 issued by the Federal Planning Ministry, ENARGAS is permitted to redistribute gas volumes that we have contracted to receive from gas producers under our renegotiated gas agreements to other gas distribution companies. As a consequence of the foregoing, we cannot assure you that we will be able to obtain sufficient natural gas and natural gas transportation capacity to fulfill our customers demand for natural gas which could have a material adverse effect on our cash flow and results of operations.

Our revenues may be adversely affected by increases in the supply of hydroelectric power.

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal generation cost. Since hydroelectric generation plants generate power at a lower marginal cost than the generation marginal cost of other power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations may displace a material amount of power generated by other types of power plants (including our power plant customers) and causes a corresponding decrease in our sales to those customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance.

We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance. As a result of the economic volatility experienced in Argentina since 2001, the Argentine government put in place various regulatory measures to attempt to mitigate the adverse effects on the energy sector that have developed.

In February 2004, the Executive Power issued Decree 180/04, which (i) created a special trust fund for new transportation and distribution infrastructure, (ii) created the Gas Electronic Market to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview". Also in February 2004, the Executive Power issued Decree 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the natural price of gas in the point of entry of the transportation system payable by natural gas distribution companies. The agreement entered into following this Decree was homologated by Resolution 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users.

In May 2005 the Energy Secretariat issued Resolution 752/05, which established the so-called "unbundling" regime by setting forth that as of August 1, 2005, (later extended to September 1, 2005 by Resolution 930/05) natural gas distributors would not be allowed to sell natural gas to (i) firm and interruptible large consumers, (ii) General Service "G" consumers, (iii) those General Service "P" consumers whose average monthly consumption in the last year was greater than 150,000m3. Resolution 752/05 also established that as of January 1, 2006, natural gas distributors would not be allowed to sell natural gas to neither (i) those General Service "P" consumers whose average monthly consumption in the last year was of +9,000m3, (ii) Compressed Natural Gas supply stations (the January 1, 2006 deadline for these two consumers was later modified by Resolution 2020/05 as analyzed below).

In December 2005, the Energy Secretariat issued Resolution 2020/05, which regulates Resolution 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000m3/month and 150,000m3/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000m3/month and 30,000m3/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000m3/month and 15,000m3/month, not specified up to date, and (iv) for CNG supply stations, March 1, 2006 (this last deadline was further extended to April 1, 2006 by Resolution 275/06).

Resolution 2020/05 also (i) excludes non-profit civil associations, labor unions, healthcare providers, and private or public education providers from the unbundling regime, (ii) provides certain restrictions purchasing natural gas to prevent antitrust practices, and (iii) creates the "Mechanism of Allocation of Natural Gas for CNG Supply Stations", through which CNG supply stations are granted natural gas following the sale offers and purchase demands filed by natural gas producers and CNG supply stations before the Gas Electronic Market.

In February 2006, the Energy Secretariat issued Resolution 275/06 whereby it required the natural gas distributors to act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and to act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006, for no consideration, (ii) filing irrevocable offers before the Gas Electronic Market, and (iii) executing the corresponding natural gas purchase agreements. Up to the date of this report, two events of the referred to Mechanism of Allocation were conducted before the Gas Electronic Market.

Through Decree 180/04 the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as yet, been subject to regulation but no assurance can be given that this will continue.

Irrespective of the regulatory rules analyzed above, on August 25, 2004, the Executive Power submitted a bill to the Congress that includes a single regulating structure for all public services, including those provided by privatized companies and energy companies. As drafted, the bill provides remarkable powers to the Executive Power to the detriment of the public services companies. Among other provisions, this bill allows the Executive Power to (i) freely revoke the granted concessions by merely alleging "public interest reasons", (ii) oblige the companies to provide uninterrupted services even when basic financial survival conditions are affected, (iii) prevent companies from distributing dividends, and (iv) issue regulatory rules beyond the legal framework set forth in the bidding conditions made available to bidders. In addition, the bill states that tariffs will be calculated and expressed in domestic currency and forbids their automatic adjustment based on any index.

As of June 2006, this bill ceased to be eligible for a vote unless the constitutional procedure for the passing of laws is undertaken again from the beginning. Reportedly, despite its original goal, the current intention of the Executive Power is to prevent this bill from being passed due to political factors. If passed, however, it is not possible to determine what the outcome or the consequences that such a law might have on the tariffs that we charge, including any impact on our capacity to execute our business strategy.

We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-New Regulations".

We have been and continue to be subject to adverse tariff adjustments.

Because we operate in a regulated industry, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the agency of the Argentine government created to regulate privatized gas transportation and distribution companies. ENARGAS' interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulated the public service of gas distribution in Argentina, the distribution tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in order to distribute gas to our customers. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost, taxes charges of gas we purchased, thus preventing us from recovering approximately Ps.32.8 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could materially and adversely affect us. See Item 4: "Information on the Company— Business Overview— Tariffs— U.S. PPI Adjustments to Tariffs and Related Disputes", "-Information on the Company-Tariffs— Gas Purchase Price Adjustments to Tariffs and Related Disputes" and "Information on the Company— Business Overview— Regulatory Framework".

On January 10, 2000, ENARGAS issued Resolution No. 1,477, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the U.S. Producer Price Index Industrial Commodities, or "U.S. PPI", as contemplated by our License prior to the enactment of the Public Emergency Law. The U.S. PPI adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. ENARGAS' failure to include a U.S. PPI adjustment was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI to our tariffs for the first half of 2000. See Item 4: "Information on the Company— Business Overview— Regulatory Framework— Tariffs".

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669 dated August 4, 2002.2000. In light of the foregoing, we accrued the deferred amounts during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the U.S. PPI linkage. Since the Public Emergency Law eliminated the U.S. PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the U.S. PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled U.S. PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to U.S. PPI adjustments to those tariffs which we had paid to Transportadora de Gas del Sur S.A., or "TGS" and Transportadora de Gas del Norte S.A., or "TGN".

In May 2002, ENARGAS issued Resolution No. 2611, which temporarily approved the tariff schedules in Pesos for our distribution service from May 1, 2002, through June 30, 2002. The approved tariffs corresponded to the gas price at wellhead for the same period of 2001. Later, ENARGAS issued Resolution No. 2653, which extended this tariff schedule until July 31, 2002. Finally, through Resolution No. 2691, the same values were extended until August 1, 2002.

On December 3, 2002, the Executive power issued Decree No. 2437, approving the temporary tariffs "until the conclusion of the renegotiation process" for the Electricity and Gas Sectors. This Tariff schedule introduced the "social tariff" which excluded the low-income residential custormoer from the initial adjustment. Days later, this Decree was suspended by the court in response to the precautionary measure filed by the Ombudsman of the city of Buenos Aires and cerain advocacy organizations.

In addtion, by Decree No. 146/03 (published on the official Gazette on January 30, 2003) the Executive Power mandated a new temporary tariff increase for electricity and gas services, effective from the day of the publication of the Decree. It is worth mentioning that these increases, as well as the "social tariff," which applies to certain sectors, were the same as those established by Decree No. 2437/02, and did not correspond to additional increases.

On January 30, 2003, ENARGAS issued Resolutions No. 2787 and 2788 with new tariffs for the Distribution and Transportation services in accordance with the adjustment established by Decrees Nos. 120/03 and 146/03. These tariff schedules were equal to those established by Resolutions 2763 and 2764 of December 2002, issued pursuant to the above mentioned Decree No. 2437. On February 27, 2003, ENARGAS issued a precautionary measure in court order "Customers and Users Union and Others vs. Ministy of Economy," through which the effects and application of Decree No. 146/03 and Resolutions No. 2787 and 2788 were suspended.

On May 11, 2004, ENARGAS issued new tariffs, taking into consideration the changes in the price of gas at wellhead as established by the agreement between gas producers and the Energy Secretariat, and in line with Resolution No. 208/2004 issued by the Public Investment and Services Federal On July 12, 2005, ENARGAS notified that Resolution No. 3,227 through which the tariff schedule was detailed in Annex I of Resolution No. 3,208 and valid since May 1, 2005, rectified the tariffs established for the consumer categories of residential, SGP 1 and 2, and sub-distributors. This notification stems from ENARGAS decision to maintain the daily differences in the above-mentioned categories at the price of the 2004-2005 summer (such price had been approved through Resolution No. 3092 in October 28, 2004). As a result of the proposed tariff structure two types of consumers were established, and as a consequence, two prices for gas at the point of entry to the transportation system became effective. Residential and smaller service consumers (SGP for its acronym in Spanish) 1 and 2 continued without changes in the price of gas and daily changes; in fact, they remained with the same price of gas included in the tariffs, while SGP 3, larger users and CNG saw an increase in the price of gas at wellhead, which in turn was compensated by greater rebates resulting from daily differences.

On October 1, 2004, ENARGAS enacted a new tariff schedule for the Company for the period running between October 2004 and April 2005, including the changes (the second increase) in the price of gas at wellhead in accordance with the above mentioned agreement, regarding the daily differences that established a significant rebate for resident consumers, SGP 1 and 2, and gains for SGP 3, larger users and CNG.

Starting May 1, 2005, ENARGAS established a new tariff schedule, which continued with the same prices established for residential users, SGP 1 and 2, while for SGP 3, larger users and CNG a third increase was set for the prices of gas at wellhead. As per the daily differences, the high rebate established for R, P1 and P2 remained, and the gain increased for the rest of the clients.

As a consequence, and with two different prices of gas in the tariff schedule, the daily differences originated by gas purchases have a different treatment, thus the normalization scheme for residential, SGP1 and SGP2 users was suspended for future implementation. Even when there is no negative impact in our economic situation as a result of the daily differences accumulated up to December 31, 2005, a financial gap has been generated along with negative balance in the gas purchase and sales current account for residential clients. This gap stems from a delay in the bi-annual reestablishment of the pass through effect mandated by the regulating entity as stated in the distribution license and as a result of the political situation, thus, there is no guarantee that this effect will continue in the future. We cannot guarantee that we will receive another temporary tariff increase, or in the case that it does, that such will not result in an increase of our tariffs. Moreover, if we do get the approval to increase the proposed tariffs, we cannot guarantee that such increases will not result in an increase of past due accounts from our clients.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005, which updates tariffs of the CNG and Subdistributors.

ENARGAS has requested all the information related to purchases of gas from February 2005 to July 2005, the opening of the tariff schedule to reflect the terms of Resolution No. 752/05 of the Energy Secretariat (regarding gas unbundling), and prices of gas at the Point of Entry Transportation System for complete service clients, as well as the Energy Secretariat Resolution No. 932 /05.

We have presented all information, reserving the interest rights over the daily differences before its clients opted to purchase gas directly to producers or trading companies, and is asking for the pass through effect of prices that producers were effectively charging since July 1, 2005, along with the daily differences not perceived by residential clients as a result of the updates made to the tariff schedule described above.

Resolution No. 2.020 dated December 22, 2005, by the Energy Secretariat established the breakdown of groups by type of users, or Small General Service ("SGP" for its an acronym in Spanish), and extended the date established by Resolution No. 752/05 for the unbundling of CNG stations from January 1, 2006, to March 1, 2006. On March 14, 2006, the government reached an agreement with the representatives of CNG stations, through which distribution companies would have to acquire the gas and orders in the Gas Electronic Market and producers would have to invoice stations directly to meet the requirements established by the natural gas assignation mechanism described under Resolution 275/06 on April 1, 2006, which modified the terms established by Resolution 2020/05.

As of the date of this annual report, the agreement is not yet in place. The main principles of the gas pass-through effect established under the distribution license would remain, or on the contrary, the situation would generate a financial gap for us, along with the gas current account and thus, have a negative impact on our results of operations.

As for the Second Five-Year Tariff Review, which was suspended by ENARGAS in a release issued on February 8, 2002, as a result of the sanction of the Emergency Law, no date has been set to reinitiate the process as it would depend on the Contract Renewal process.

As noted in Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-term Gas Purchase Contracts", we expect to purchase a portion of our gas supplies in the spot market. We can give no assurance that we will be permitted to pass-through to our customers through our tariffs the full cost of these spot purchases.

Future negative economic developments may result in the adoption of other measures by the Argentine government, including changes to measures already adopted. We cannot assure you what effect these developments and measures may have on the value of our assets or our results of operations.

We may be required to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to dissolve and liquidated pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which would result in our assets exceeding our liabilities. On July 16, 2002, the Argentine government issued Decree No. 1,269/2002, which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. This term was extended until December 10, 2004 by Decree No. 1,293/2003 and further extended until December 10, 2005, by Decree No. 540/2005. We cannot assure you that, should such provisions of the Argentine Corporations Law again be in force, our future losses will not require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

Our financial condition and results of operations may be materially and adversely affected if we are unable to obtain sufficient volumes of gas or transportation capacity.

We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2003, 2004 and 2005.

Due to the increase in demand for natural gas and shortages in both supply and transportation capacity, we may be unable to supply all gas demanded by our customers on certain days during the year. In such cases our License requires us to interrupt deliveries to our industrial and CNG customers before interrupting supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS. In such cases, after an administrative proceeding we might be subject to a fine of up to U.S.$ 500,000 and eventually to a cancellation of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

In addition, we have certain gas supply peaking agreements with our suppliers, which would provide us with additional volumes of gas equal to five to seven days of our requirements in case of an unseasonably cold winter. Accordingly, to the extent that we experience excess demand during a particular winter and we are unable to supply sufficient gas to our customers, either through the aforementioned contracts or through our standard gas supply contracts, we may incur substantial fines imposed by ENARGAS.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly, our revenues are, significantly higher during the winter months than during the rest of the year. Unseasonably warm weather in our service area during the winter months can cause a significant reduction in the demand for gas, especially among residential customers, our largest single source of revenues and the class of customer the tariff for which provides us with our highest margins. Since the regulatory scheme under which we operate does not allow us to recover the cost of our unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand of our residential customers may be worsened if we are unable to use our excess transportation capacity for other classes of customers or to dispose of our surplus capacity.

Our expenses may be increased by the effects of shortages in gas and transportation supply.

As discussed in Item 3: "- Risk Factors -Demand for our services is highly sensitive to weather conditions in Argentina" and "Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2006, however, because of possible increases in our expenses attributable to shortages in gas and transportation supply, including:

    Relatively high prices in the spot market. We purchase approximately 80% of the gas we require under long-term contracts and purchase the balance in the spot market. In addition, the Energy Secretariat and ENARGAS have determined that natural gas that we would otherwise supply to our customers under our existing supply agreements with such customers should be redirected to other gas users. This redirection may result in the purchase of greater volumes of natural gas by us in the spot market. We expect the spot market price for gas during the winter 2006 period to be between two and three times higher than the price we pay for gas under our long-term contracts and we believe that it is unlikely that we will be able to pass through to our customers the higher prices that we pay in the spot market, thus increasing our expenses without an offsetting increase in our revenues.

Notwithstanding the foregoing, pursuant to Resolution 752/05, we are entitled to request additional natural gas injections in the transportation system by the natural gas producers in order to guarantee the natural gas supply to non-interruptible users. The value of these additional volumes would be that one foresaw for residential consumers in the agreement entered into between the Federal Government and the natural gas producers for the adjustment of the natural price of gas in the point of entry of the transportation system homologated by Resolution 208/04 (see "-Risk Factors - We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance"), and would trigger no extra costs for the natural gas distributors.

Resolution 752/05 also sets forth a mechanism of irrevocable offers for the purchase of natural gas within the frame of the Gas Electronic Market to be placed by those consumers that as a consequence of the unbundling regime are prevented from purchasing natural gas to natural gas distributors. In case these purchase offers are not satisfied, the Energy Secretariat may oblige the natural gas producers to supply to the domestic market the volumes of natural gas that result necessary to satisfy the irrevocable purchase offers. Again, this mechanism should prevent the natural gas distributors from incurring in extra costs.

    Insufficient long-term firm transportation. Because of the increase in demand for natural gas outlined under "— The energy industry in Argentina may experience an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to satisfy the needs of our customers", any increase in demand for natural gas due to cold weather, lower hydroelectric power generation or the lower cost of natural gas relative to other fuels could cause us to require more transportation capacity than that for which we have contracted. As a result, we have acquired additional transportation capacity under so-called "transportation peaking agreements" under which our cost of transportation is up to three times higher than what we pay under our long-term transportation contracts. We believe that it is unlikely that we will be able to pass through to our customers a substantial portion of any payments we are required to make under these transportation peaking agreements.

    Power plant fines. Our contracts with our power plant customers permit us to interrupt our supply of gas to them within certain limits. If we exceed these limits we are required to pay fines to our power plant customers, which fines will grow in accordance with increases in the contracted volumes that we do not deliver. An increase in demand from our uninterruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2006 in comparison to such payments in 2005.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. In 2001, the price of fuel oil decreased as a result of lower petroleum prices, although price of gas continued to be more economical than other alternate fuels. In 2002, 2003 and 2004 the price of fuel oil and other alternate fuels such as gasoline and diesel fuel increased as a result of higher petroleum prices and due to the devaluation of the Peso. In 2002 and 2003, natural price of gas remained frozen by the government. In 2004, natural price of gas increased as a result of an agreement entered into on April 2, 2004, between the Energy Secretariat and a large number of natural gas producers to set the price of natural gas at the TSEP through 2006. However, natural price of gas continued to be lower when compared to alternate fuels.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' operating efficiency will increase output under the rules of (Compañia Administradora del Mercado Mayorista Electrico S.A), or "CAMMESA," the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil.

For the abovementioned reasons and as a consequence of the lower cost of natural gas compared to the cost of the energy equivalent amount of gas-oil, gasoline or diesel fuel, demand for natural gas and transportation and distribution services from our CNG customers has increased. In 2005 and 2004, our deliveries to power plant and CNG customers accounted for approximately 48% of our gas deliveries to all users, approximately 21% of our sales, approximately 9% of our gas deliveries to all customers and approximately 13% of our sales, respectively. See Item 5: "Operating and Financial Review and Prospects-Operating Results".

No assurance can be given that future increases in natural price of gas or decreases in gas-oil, gasoline and diesel fuel prices would not result in energy generated by gas-oil, gasoline or diesel fuel to be cheaper to users and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Compressed Natural Gas Service".

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

Any consumer who wishes to bypass our system completely in order to avoid paying us tariffs must incur various costs and face certain practical limitations that, in some cases, make bypass economically disadvantageous or impractical. For example, users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for users who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

We cooperate with power plant users and certain industrial users that purchase gas directly from gas suppliers, but continue to use our transportation and distribution services. This type of arrangement allows us (a) to avoid incurring gas purchase costs (and take-or-pay charges) and (b) to collect a tariff from the customers, thereby defraying all or part of the cost of our firm transportation capacity used for such services. These arrangements also enable us to achieve certain savings by avoiding (a) the cost of purchasing the gas that is used as compression fuel which, pursuant to the regulatory framework, cannot be passed on to customers, and (b) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all such customers will continue to depend on the distribution and transportation services we provide.

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

In addition, you should be aware that in the last expansion of transportation undertaken by the governmental authorities and the Transportation Service Licensing Agency, CAMESSA lobbied forcefully to secure transport capacity for power plants. If CAMESSA is ultimately successful in that effort, this could negatively affect us because it would bypass the service that we currently provide to power plants.

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, which require us to pay for certain minimum volumes of gas even if we do not take such volumes.

As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2005 under those gas purchase contracts require us to pay for an average of 72% to 85% of the gas that we are entitled to purchase under such contracts.

While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2006 or any subsequent years. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts" and Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Take-or-Pay Obligations".

During 2006 we will need to renegotiate our gas purchasing contracts, as our current agreements expire on December 31, 2006.

The agreements between us and the natural gas suppliers provided for in Resolution 208/04 expire on December 31, 2006, as do the contracts made between MetroENERGIAand the natural gas suppliers.

In order to continue to provide services to our clients, as well as MetroENERGIA's clients, throughout 2006 we will seek to reach agreements with our suppliers that are substantially similar to the expiring contracts. MetroENERGIAwill do the same.

However, given the unbundling process and concomitant uncertainties, we cannot guarantee that as of January 1, 2007, we will have sufficient supply of natural gas to meet the demand. Even if we are successful in contracting for sufficient quantity of natural gas, we cannot guarantee that the contract provisions will be enforceable or enforced.

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

As a general rule, upon the expiration of our License, we will be entitled to receive the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of accumulated depreciation, and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. If our License is terminated by the Argentine government prior to the expiration of its full term as a result of nonperformance by us, the Argentine government may offset against our net book value any sum due to the Argentine government for damages caused by the events resulting in the termination of our License. Such damages are required by our License to be at least 20% of the net book value of our assets. Alternatively, the Argentine government under such circumstances could require Gas Argentino to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by us for the termination of our License may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

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

We have been subject to various legal proceedings brought by the Province of Neuquen and the Province of Rio Negro, which we have vigorously defended. As of March 31, 2006, these Provinces allege that we owe approximately Ps. 234.6 million in stamp taxes resulting from certain Tacit Acceptance Contracts and other gas transportation contracts.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes, if so required.

ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to our customers through the tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquen in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurance can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

TGS filed a declaratory action against the Province of Rio Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Rio Negro has suspended all collection proceedings until the Supreme Court issues a final ruling. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

On September 27, 2005, the Supreme Court ruled in the same way in a similar request made by Gas Natural Ban. We also filed a declaratory action against the Province of Neuquen before the Supreme Court. On December 27, 2005, the National Supreme Court ruled in our favor in the Neuquen case for assigned agreements.

No assurance can be given as to whether the imposition by the Provinces of Neuquen and Rio Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the takeover date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 8: "Financial Information-Legal Proceedings-Stamp Tax".

We may be subject to certain liabilities to the government of the city of Buenos Aires and other municipalities deriving from the occupancy of public space and the study, revision and inspection of works in public spaces rate.

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

GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2006, the GCBA alleges that we owe approximately Ps.11.3 million. Beginning on March 29, 2005, the GCBA started to disallow the administrative appeals we had submitted in respect of periods occurring in May, June or July 2004, thus exhausting our administrative appeals and enabling the GCBA to initiate judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps.8.5 million. We filed a response based on incorrect data included in the instrument received. On March 15, 2006, we were notified of the resolution of the Court rejecting our response and ordering the continuation of the executory proceeding. We filed an appeal against that decision. We notified ENARGAS of the foregoing and requested the authorization to pass through to our customers any amounts we pay as a result thereof. No assurance can be given, however, that we will be permitted to pass through any such amounts.

In 1998, GCBA created an Occupancy of Public Space Rate, or "Occupancy Rate" applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of March 31, 2006, GCBA alleges that we owe approximately Ps.44.5 million (including interests and fines).

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

Both Gas Natural Ban and Gas del Litoral S.A. challenged the validity of the Occupancy Rate in different cases. However, the Argentine Supreme Court has ruled that such Occupancy Rates are permitted under Argentine law. Therefore, according to the Gas Regulatory Framework, ENARGAS should approve the pass through of these Occupancy Rates to customers. Although ENARGAS has in prior years approved the pass through of the Occupancy Rates, it has not yet done so with respect to these most recent rates being charged by GCBA.

As a result, certain distribution companies have requested that the Energy Secretariat grant the pass through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In May 2005, in response to a Presentation filed by us, the Ministry of Economy's Legal Affairs Department commented favorably on the pass through of these costs to customers through the tariffs and filed its comment with ENARGAS for the final decision. In July 2005, we were notified of an executory proceeding initiated by the GCBA to collect the Occupancy Rate owed by us. We also notified ENARGAS of our intention to pay the rate claimed by the GCBA in installments over the next five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us.

In December 2005 we agreed with GCBA to make the payment in monthly installments for over five years. The total amount of the debt is approximately Ps.44.5 million (including interests and fines).

In March 2006 the first installment was paid and we filed a new request for the approval of the pass through to tariffs.

In addition three municipalities are claiming the payment of the Occupancy rate for the approximately Ps.7 million. We filed a request for the approval of the pass-through to tariffs for two of the municipalities, Esteban Echeverria and Berazategui, both jurisdictions where we are currently paying the Occupancy rate. We have not yet filed a request for Almirante Brown, the third municipality.

We can give no assurance as to whether ENARGAS will ultimately allow us to pass through these payments to the GCBA, whether other jurisdictions may claim similar levies or whether we will be permitted to pass through any final amounts paid to our customers.

We may be subject to claims for the payment of turnover taxes to the Province of Buenos Aires.

During 1994, the Province of Buenos Aires agreed with the Argentine government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above. The Province has demanded that we pay to them an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers (approximately Ps. 3.2 million through July 2, 2003). We have declined to make the payment. On December 22, 2005 the Tax Authority of the Province ended the assessment administrative procedure and claimed for the unpaid tax which amounts to approximately Ps.8.8 million (including interests and fines). This procedure was brought against us and each of our Directors who was designated as a member of the Board in 2002 and 2003 because according to the Province's tax law, each of the directors of a company may be found jointly and severally liable for any unpaid taxes.

We appealed in January 2006 before the Province's Tax Court, which is still in an administrative stage. If the decision of the Tax Court is unfavorable we may always appeal before the local courts, triggering the judicial stage.

If we are ultimately required to make such payments, we will attempt to pass them through to our customers through our tariffs as provided by the terms of our License. However, we can give no assurances regarding whether we will be required to make such payments or, if we are required to do so, whether we will be able to pass them through to our customers through our tariffs.

Because the Argentine standards for disclosure and accounting differ from those of the United States and certain other countries, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from U.S. GAAP.

We have restructured our financial debt and if we can neither successfully pay our principal or interest under the restructuring agreement nor secure a new restructuring, we may be forced to declare bankruptcy or dissolve.

Having successfully obtained a debt restructuring, we believe that we can comply with our new repayment obligations for both principal and interest due. We base this belief on a series of assumptions including, but not limited to (i) the Argentine economy will not again significantly deteriorate; (ii) inflation will remain stable and low; (iii) tariff increases will be reasonable and indexed to inflation; (iv) a reasonable increase in our working capital needs; and (v) the possibility of refinancing a portion of the principal of our new debt in the financial markets. Given these assumptions, it is important to note that the devaluation of the Peso, pesification, and the freezing of the tariffs have had and will continue to have a material negative effect on our operating results and financial condition. Shortly after overcoming the financial crisis, Argentina's economy experienced inflation and our taxes in Pesos are not subject to indexing. In light of these potentially serious concerns, we could be subject to a new default on our financial indebtedness and if we were to be unsuccessful in a restructuring or refinancing attempt, we could be forced to either to declare bankruptcy or seek dissolution according to Argentine law. While we have sufficient funds to pay the claims of creditors who were not part of the recent restructuring, we cannot guarantee those funds will be sufficient if the legal costs associated with those claims are significant.

Our ability to pay dividends is limited.

According to Argentine corporations law, we can pay dividends in Pesos with any undistributed profit, assuming our accounting is done according to Argentine GAAP. Our capacity to pay dividends to our shareholders is restricted by the agreement we reached in our recent restructuring: We cannot distribute dividends until December 31, 2014, and then only if we have repaid at least US$ 75,000,000 of our outstanding debt. Therefore, our ability to pay dividends is at any moment limited by our debt rate as defined in our restructuring contract. We cannot guarantee that we can either generate sufficient funds to satisfy the repayment requirement or that our debt rate will allow us to pay dividends at any given time.

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

Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset so that its Class A Shares in us are transferred to a third party and such transfer is not approved by ENARGAS, our License may be revoked.

As of March 31, 2006, Gas Argentino had approximately U.S. $85.1 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that on December 7, 2005 it agreed with the holders of all of its financial indebtedness to discharge all obligations related to such financial indebtedness in exchange for the issuance to such holders of thirty per cent (30%) interest in the common stock of Gas Argentino and the transfer to such holders of all of our Class B Shares owned by Gas Argentino, subject to, among other things (i) approval by ENARGAS and (ii) consultation with, and, if required, approval by, the Argentine Anti-trust Authority ("Comision Nacional de Defensa de la Competencia"). As of the date of the issuance of this document, both approvals are pending, and Gas Argentino cannot assure us that such approvals will be obtained. In addition, the shareholders of Gas Argentino will be required to sign a new shareholders agreement with the new holders of its common stock on terms that are substantially different from the terms of the existing shareholders agreement between Gas Argentino's shareholders, and which will require the consent of such new holders to a number of actions that Gas Argentino or we may propose to take. See "Certain Agreements-Gas Argentino Shareholders Agreement".

    INFORMATION ON THE COMPANY
      History and Development of the Company

      General

      We were formed in November 24, 1992, as a sociedad anonima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

      Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, and our telephone number is (54-11) 4309-1434. As of December 31, 2005, we employed approximately 1,001 people and we have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States with respect to matters relating to our ADR's listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

      As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We made capital expenditures amounting approximately to Ps.524.9 million from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of our gas distribution network. During 2005, 2004 and 2003, our capital expenditures amounted to approximately Ps.44.6 million, Ps.31.1 million and Ps. 14.2 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us.

      Privatization of Gas del Estado and Our Creation

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

      Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia which purchased them. The Argentine government retained ownership of a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine government has sold much of such retained ownership in certain of the privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada, or the "PPP". See Item 7-"Major Shareholders and Related Party Transactions— Major Shareholders".

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

      The Pliego required that each bid be composed of a specific U.S. Dollar amount payable partially in cash and partially in Argentine public, foreign and domestic debt instruments plus a fixed amount of U.S. $62 million to be paid in cash on December 28, 1992, or the "Takeover Date", representing certain liabilities of Gas del Estado to the Argentine government. After various rounds of bidding, a consortium, or the "Consortium", composed of British Gas plc, Perez Companc S.A., or "Perez Companc", Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad", was successful with a bid of U.S.$300 million plus the mandatory amount of U.S.$62 million. As a result, the bidding price for the 70% majority interest in us amounted to U.S. $362 million.

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

      The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately U.S.$110 million, consisting of obligations of U.S.$60 million due to the Argentine government and U.S.$50 million due to YPF. We also executed three short-term notes in the aggregate amount of approximately U.S.$26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the U.S.$60 million debt to the Argentine government, the U.S.$50 million debt to YPF and the three short-term notes totaling approximately U.S.$26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of U.S. $23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

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

      On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd., currently known as Argentina Private Development Co., Ltd. or "APDC". On November 12, 1993, British Gas plc transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V., or "BGNH", a wholly owned subsidiary of British Gas plc, or "BG Group." On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra and APDC, pro rata on the basis of their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V., or "BGI", an entity ultimately controlled by BG Group. Astra merged with YPF effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. On the date of this annual report BG Group indirectly owns 54.67% of Gas Argentino and YPF directly owns 45.33% of Gas Argentino. During fiscal year 2005, Gas Argentino shares were transferred as follows: (i) on October 31, 2005, YPF S.A. notified us of the transfer of all its shares in Gas Argentino to YPF Inversorsa Energetica S.A.; and (ii) on November 30, 2005, British Gas Internation B.V. notified us of the transfer of all its shares in Gas Argentino to BG Inversiones Argentinas S.A.

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

      The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us, and Gas Natural BAN S.A., or "BAN". We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 25.1% of total deliveries of all gas distribution companies in 2005, and we serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 17.8% of the total deliveries of all gas distribution companies in 2005, serving the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 13.4% of the total deliveries of all gas distribution companies in 2005, serving the market area generally covering southern Argentina. BAN is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 11.6% of total deliveries of all gas distribution companies in 2005, serving an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (which covers the northwest of the Province of Buenos Aires) and Gasnea S.A. (which serves the northeastern Argentina).

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

      Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets and a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead price of gas in Argentina for an interim period of between one and two years from June 1992 with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at U.S.$0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, price of gas were deregulated as of January 1, 1994. Since the price liberalization, the average price of paid gas by us has increased. Prices can vary depending on diverse factors such as the production basin and the different seasons.

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

      Argentina has a well-developed natural gas market, where natural gas constitutes approximately 48% of total primary energy consumed. Natural gas consumption in Argentina has increased approximately more than three times its consumption in 1980, from approximately 9.3 BCM (328 BCF) in 1980 to 34.6 BCM (1,222 BCF) in 2005. Such increases reflect energy substitution by end users, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. Also, natural gas has experienced a significant increase in energy market share in recent years. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in winter. Despite the relatively high market share of natural gas compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

      The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:

      Consumption of Natural Gas
	1990	1995(b)	2000(b)	2001(b)	2002(b)	2003(b)	2004(b)	2005(b)
Residential
MMCM	4,346	5,756	6,967	6,717	6,656	6,862	6,910	7,432
BCF	153	203	246	237	235	242	244	262
Commercial
MMCM	521	948	1,053	1,008	987	1,021	1,119	1,109
BCF	18	33	37	36	35	36	40	39
Industrial
MMCM	6,114	7,658	8,055	7,477	7,684	8,337	8,771	9,169
BCF	216	270	284	264	271	294	310	324
Electric power plants
MMCM	5,319	5,549	7,141	6,034	4,827	5,910	7,199	7,213
BCF	188	196	252	213	170	209	254	255
Government entities
MMCM	1,054	224	340	352	353	389	369	403
BCF	37	8	12	12	12	14	13	14
CNG(a)
MMCM	218	1,007	1,677	1,851	2,040	2,640	3,044	3,167
BCF	8	36	59	65	72	93	108	112
Others
MMCM	207	241	293	291	328	367	405	454
BCF	7	9	10	10	12	13	14	16
Total
MMCM	17,779	21,382	25,526	23,730	22,876	25,527	27,817	28,947
BCF	627	755	901	838	808	901	982	1,022

      __________

      Notes:

      (a) Primarily used for automobiles.

      (b) Estimated total consumption for 1995, 2000, 2001, 2002, 2003, 2004 and 2005 is somewhat larger than consumption for such years shown in the table since it includes uses not listed in the table, including deliveries of gas made by transportation companies, gas delivered to replace calorific value of gas utilized for processing at the General Cerri plant and in-kind allowances.

      Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data for 1995, 2000, 2001, 2002, 2003, 2004 and 2005 were compiled from information provided by CAMMESA and ENARGAS.

      Gas Supplies

      Argentina had proven natural gas reserves estimated at 553,427 MMCM (19,544 BCF) in 2004 with an estimated reserve life of 11 years. In 2003, Argentina's proven natural gas reserves were estimated at 612,496 MMCM (21,630 BCF), with an estimated reserve life of 12 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 51,454 MMCM (1,817 BCF) during 2005, 52,310 MMCM (1,847 BCF) during 2004 and 50,599 MMCM (1,787 BCF) during 2003. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral and Golfo San Jorge in the south of Argentina (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen and Austral, which together contain approximately 93.3% of Argentina's proven natural gas reserves and accounted for approximately 91.5% of its production of natural gas during 2005. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts". TGS transports natural gas from the Neuquen basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquen basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2005, approximately 61% was originated in the Neuquen basin, and the remaining 39% was originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data are estimated as of December 31, 2004 and production data are estimated as of December 31, 2005. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

      Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	286,670	10,124	30,420	1,074	9
Noroeste	Salta, Jujuy, Formosa (northwest)	97,928	3,458	7,107	251	14
Austral	Tierra del Fuego, Santa Cruz (south)	131,626	4,648	9,573	338	14
Golfo San Jorge	Chubut, Santa Cruz (south)	36,741	1,298	4,290	151	9
Other Areas		462	16	64	2	7
Total		553,427	19,544	51,454	1,817	11

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

      Source: Argentine Oil and Gas Institute.

      Total Domestic Production. Total Argentine natural gas production during 2005 was 51,454 MMCC (1,817 BCF), a decrease of 1.6% over 2004. At December 31, 2004, total Argentine natural gas proven reserves were 553,427 MMCM (19,544 BCF).

      Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2004, the Neuquen basin accounted for approximately 51.8% of Argentina's proven natural gas reserves. In 2005, the Neuquen basin produced an aggregate average of 83,3 MMCM (2.9 BCF) of natural gas per day, or 59.1% of total Argentine natural gas production.

      Noroeste Basin. At December 31, 2005, the Noroeste basin, located in northwestern Argentina, produced an average of 19.5 MMCM (0.7 BCF) of natural gas per day, or 13.8% of total Argentine natural gas production, and at December 31, 2004, accounted for approximately 17.7% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2005, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 38.0 MMCM (1.3 BCF) of natural gas per day, or 26.9% of total Argentine natural gas production. In the Austral basin, which at December 31, 2004 accounted for approximately 30.4% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Business Overview

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 25.1% of total deliveries of all gas distribution companies in Argentina during 2005 according to ENARGAS' 2005 annual report. We had over 2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies, in terms of customers served, in North and South America.

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2005, sales of natural gas to residential customers accounted for approximately 42.4% of our total sales, while sales of gas and transportation and distribution services to industrial and commercial customers and governmental entities accounted for approximately 21.2% of our total sales. The remainder of our sales of natural gas and of transportation and distribution services were to power plants and suppliers of, and dealers in CNG, used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results".

Our distribution system consists of approximately 15,938 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year License, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine government, which has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI, and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains, and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps.1 per U.S.$1 and superseded and suspended a number of these provisions. See "-Regulatory Framework".

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

    Renegotiation of commercial and operational contracts; and

    Securing any necessary tax advice in order to make the best possible tax use of past and future tax losses.

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

Since we commenced our operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. On December 31, 2005, we had 1,001 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

MetroENERGIA's creation

In February 2004 the Executive Power issued Decree 180/04 authorizing the natural gas distributors to have a controlling stake in natural gas marketers. See Item 3: "Key Information - Risk Factors - Risk Factors related to Our Business - We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance."

Consequently, and within the framework of the provisions of section 28 of the Executive Power issued Decree 180/04 and in response to Resolution No. 752/05 and the following modifying resolutions, but with the goal of indirectly servicing large users of gas and gas transporters that were prohibited by law to service directly, we constituted MetroENERGIA S.A. On July, 2005, ENARGAS gave us the approval to operate MetroENERGIA as a natural gas trading company and natural gas transportation service company. We currently own 95% of the capital in MetroENERGIA and BG Argentina S.A., "BG Argentina", along with YPF Inversora Energetica S.A., "YPF Inversora", are the holders of the remaining 2.73% and 2.27%, respectively.

Our goal is to purchase and/or sell, on its own, on behalf of third parties, or in association with third parties, natural gas and/or its transportation.

One of the main objectives of MetroENERGIA was to attract those industrial and commercial customers who, until September 1, 2005, January 1, 2006, and March 1 2006, purchased natural gas together with transportation and distribution from us, and who, as a result of Resolution 752/05, must do so from a different supplier.

During 2005, MetroENERGIA signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Our gas purchase contracts have been reduced in accordance to Resolution No. 752/05, which gave our main clients the right to ask either distribution companies to give their natural gas volumes to third parties that had been hired by producers with the goal of meeting the natural gas demand of such clients. Likewise, MetroENERGIA has signed natural gas supply contracts with power plants, large customers, General Service "G" users and General Service "P" users with consumption in the our distribution area following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies.

Revenues

The following table sets forth certain information regarding our services to our customers during 2005:
	Information Regarding Services to Customers in 2005
	Volume	Volume	Percentage	Sales	Percentage	Number of
			of	(in millions	of
Category of Customer	(MMCM)	(MMCF)	Volume (a)	of Pesos)	Sales	Customers (b)
Gas Sales
Residential	1,792.2	63,292.1	22.7	378.3	42.4	1,945,890
Industrial, commercial and governmental	844.6	29,826.0	10.7	137.2	15.4	76,673
Compressed natural gas	712.4	25,159.1	9.0	117.3	13.1	311
Processed natural gas	139.9	4,941.8	1.8	20.0	2.3	1
Electric power plants	988.2	34,896.7	12.5	115.0	12.9	2
Transportation and Distribution Services
Electric power plants	2,783.8	98,306.7	35.3	70.9	8.0	8
Industrial, commercial and governmental	635.1	22,428.8	8.0	51.9	5.8	99
Selling commission	--	--	--	1.4	0.1
Total	7,896.2	278,851.2	100.0	892.0	100.0	2,022,984

__________

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 1.9 million residential customers within our service area, approximately 65% of whom are located in the city of Buenos Aires. In 2005, sales to residential customers accounted for approximately 22.7% of the volume of natural gas we delivered to our customers and approximately 42.4% of our sales, while during 2004 sales to residential customers accounted for 21.3% and 46.8% of the volume of natural gas we delivered to our customers and our sales, respectively. Our volume of sales to residential customers increased from approximately 1.7 BCM (60 BCF) in 2004 to approximately 1.8 BCM (64 BCF) during 2005. We added approximately 35,586 and 29,104 net new residential customers in 2005 and 2004, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our License, we are generally required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

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

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90 or 95 percent, depending on the type of user, of the amount of gas they consumed during an equivalent period in 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. The program will be effective from April 15 until September 30 each year and this period could be modified by the Energy Secretariat as the program evolves.

On June 8, 2005, ENARGAS temporarily approved, through Resolution No. 3,208, the tariff chart expressed in Pesos and applicable from May 1 to June 30, 2005. On July 12, 2005, ENARGAS temporarily approved, through Resolution No. 3,227, a new tariff chart that replaced the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

On March 21, 2006, ENARGAS, by means of Resolution No. 3,462, temporarily approved the tariff chart applicable retroactively from July 1, 2005.

The above-mentioned tariff charts contain the values of the price of gas at wellhead which are the results of the agreement for the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system, signed by the Energy Secretariat and natural gas producers.

Power Plants

During 2005, total deliveries to power plants accounted for approximately 47.8% of the volume of natural gas we delivered to our customers and approximately 20.8% of our sales, compared to 50.0% of the volume of natural gas we delivered to our customers and 19.4% of our sales during 2004. Volumes of natural gas delivered to power plants in our distribution area decreased from 4.0 BCM (142 BCF) in 2004 to 3.8 BCM (134 BCF) in 2005. This decrease of approximately 6.6% was mainly due to higher hydroelectric generation in 2005 compared to 2004.

Our contracts with electric power plants usually contain provisions pursuant to which the power plant is required to pay for reserved transportation capacity whether or not used known as ship-or-pay provisions. The ship-or-pay provisions guarantee us a minimum income.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA, the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has increased as a result of such installation of combined cycle technology. The following combined cycle plants located in our service area have been our customers since the following dates: Central Termica Buenos Aires-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001 we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside our service area.

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

Due to the new regulatory system approved by the government, we haven't been allowed to make gas sales to power plants since September 2005, so natural gas is provided by MetroENERGIA S.A. (Costanera and CBA power plant).

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. Accordingly, above average rain or snowfall which permits relatively greater dispatch of hydroelectric generating stations will tend to decrease the dispatch of our power plant customers and their consumption of gas, resulting in our delivering less gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers which in turn will benefit us. The consumption of electricity in Argentina increased dramatically during 2004 and 2005. The partial stabilization of the Argentine economy increased electricity consumption by 8.5% in 2004 compared to 2003 and 5.9% in 2005 compared to 2004.

According to CAMMESA, of Argentina's total electricity consumption during 2005, approximately 53% was generated by thermal power plants, approximately 38% was generated by hydroelectric power plants, approximately 7% was generated by nuclear power plants and approximately 2% was imported.

Industrial and Commercial Users and Government Entities

During 2005 and 2004, sales to industrial, commercial and governmental customers accounted for approximately 21.2% and 20.1% respectively of our total sales while the volume of natural gas we sold and delivered to these customers in 2005 and 2004 accounted for 18.7% and 17.8% respectively of total volume delivered to our customers. Volumes sold and delivered to industrial, commercial and governmental customers increased by 2.6% during 2005 compared to 2004 due to the partial recovery of the Argentine economy. Our customers include major industries such as glass, food, chemical and paper producers. Some of them use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas to support such processes.

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

Smaller industrial users, or "SGP", using a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service ("SGG"). The tariff for such service consists of a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Customers with a minimum consumption of 3 MMCM/year (106 MMCF/year) and whose operating processes are interruptible or can replace natural gas with other sources of energy have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in winter. The interruptions are generally due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See "-Bypass Rights and Competition".

In May 2005, the Energy Secretariat enacted Resolution No. 752/05 - modified by Resolution 2020/05 and 275/06 - to regulate the Executive Power Decree No. 181. See Item 3: "Key Information - Risk Factors - Risk Factors related to Our Business - We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance". Among other things, the resolutions established the dates of September 1, 2005 January 1, 2006 and March 1, 2006 as the dates after which distribution companies, including our company, would be forbidden to sell natural gas to specified industrial, commercial and large-user clients. As a result, staring the month of July 2005, several meetings and discussions with clients took place with the goal of informing and consulting with them regarding the new regulatory framework. As a result, it was possible for MetroENERGIA to capture power plants, large customers, General Service "G" users and General Service "P" users with consumption in our distribution area and maintain a market share in terms of our sales among these categories of clients.

We also supply gas to minor commercial and industrial users (e.g., restaurants, hotels and small industries) that consume less than 0.18 MMCM/year (6 MMCF/year). Such users receive small volume general service which is available to any nonresidential user. The tariff for this service consists of a charge per unit of consumption with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

As in the case of residential customers, Decree No. 181/2004 established the division of minor commercial and industrial users into three categories, SGP 1, SGP 2 and SGP 3, according to their consumption levels. The same tariffs will be applicable to transportation and distribution services of the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users' consumption. We do not supply natural gas to SGP 3 clients as they purchase it directly from third parties.

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

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90 or 95 percent, depending on the type of user, of the amount of gas they consumed during an equivalent period in 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. The program will be effective from April 15 until September 30 each year and this period could be modified by the Energy Secretariat, as the program evolves.

Compressed Natural Gas Service

Sales to suppliers, dealers and users of CNG as a vehicle fuel accounted for approximately 9.0% and 13.1%, respectively, of the volume of natural gas we delivered and of our sales in 2005 compared to approximately 8.7% of the volume of natural gas delivered and 11.3% of our sales in 2004. Volumes of CNG delivered during 2005 increased by 1.3% compared to the previous year due to an increase in the number of vehicles converted to CNG. The rate of increase in our CNG sales during 2005 was lower than the rate of increase of such sales during 2004 due to increases in the natural gas price against the fixed prices of the liquid fuels and the natural gas interruptible services shortages. Approximately 325 service stations provide CNG service in our service area.

During 2005 the conversion to CNG of diesel motor vehicles was not as convenient as in 2004 because of the increase in the price of gas.

Since 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree 180/2004. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge.

In February 2006 the Energy Secretariat amended Resolution No. 2020/05 with Resolution No. 275/06, thus establishing the date of April 1, 2006, for CNG filling stations to buy natural gas from suppliers other than Gas Distribution Companies. Also Gas Distribution Companies are bound to represent CNG filling stations for submission of natural gas applications before EGM.

On March 14, 2006 the Government and representatives of the CNG supply stations entered into an agreement to freeze the then current CNG prices to end users.

Auctions for purchase of natural gas by CNG filling stations within EGM occurred between March 23 and March 28, 2006.

During the Auction period some natural gas producers holding supply agreements with us and with MetroENERGIA, have asked us, as GEMSA licensee, for submission of sale bids for CNG filling stations for their own order and account.

Currently, MetroENERGIA is making arrangements with main natural gas producers for trading of natural gas by their own order and account to be delivered to CNG filling stations allocated as a result of said Auctions.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold for our account liquids extracted from gas we delivered to TGS' processing plant at Bahia Blanca, Province of Buenos Aires. During 2001 some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001 we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we have delivered in prior years, resulting in TGS extracting lower volumes of liquids from such gas than it had in the past. We have negotiated with TGS a reduction in its fee for processing the gas we deliver to its processing plant. During 2005, deliveries of natural gas for processing accounted for approximately 1.8% of the volume of natural gas we delivered and 2.3% of our sales compared to approximately 2.2% of the volume of natural gas we delivered and 2.4% of our sales in 2004.

Throughput Experience

Since gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized but are prohibited from passing through to their tariffs the cost of unused firm transportation capacity for which they have contracted, we strive to achieve the highest possible load factor, that is, to use the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2001, 2002, 2003, 2004 and 2005, our load factors were 78.1%, 71.9%, 83.5%, 98.2% and 95.8%, respectively.

As of December 2005, we had firm transportation contract volumes with the concession ring zone of 22.59 MMMC. The volume of firm transportation contracted up to Bahia Blanca, which is used to recover the heat after the generation of subproducts, was 0.41 MMMC. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego.

As a result of the energy crisis that the country faced since 2002, during 2004 and 2005, the production of gas was insufficient to meet local demand. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributor to use, for their clients, gas that was originally destined for exports and electric generation. Such resources were utilized by all distributors, with the exception of us, which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we have been implementing, of buying gas for the long-term, spot prices, and long-term for transportation, has allowed us to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions.

As of March 31, 2006, 2005 and 2004 we had an aggregate firm transportation capacity for distribution and liquids processing of 23.5 MMCM (830 MMCF), 23.4 MMCM (826.4 MMCF) per day and 22.8 MMCM (805.2 MMCF) per day, respectively. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993 when we struggled to meet non-interruptible residential demand, a legal obligation under our License which, if not fulfilled, could result in the imposition of significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation". Since we have no gas storage facilities available to us, we made a strategic decision to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.48.3 million at December 31, 2005, Ps.91.1 million at December 31, 2004 and Ps.76.8 million at December 31, 2003 (in Pesos as of February 28, 2003). As of December 31, 2005, we had a reserve of Ps.32.7 million against past due receivables.

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

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 2 million customers within our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times normal barometric pressure, or "Bar", 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado have generally been found to be accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system to be in relatively good condition and adequate for performance of their intended functions.

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

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 15,938 km. This increase has primarily been as a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 340 pressure reduction stations. There are no material capacity constraints within the distribution system with regard to serving the present customer base.

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

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2005, we handled all gas leaks reported by the public which were classified as high priority within the first two hours of their being reported and handled 97.7% of them within an hour of their being reported, compared to 97.7% in 2004.

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

Deregulation of Price of gas

Natural price of gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2,731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased from the previously regulated price of U.S.$0.97 (Ps. 0.97) per MMBTU to a weighted average of U.S.$0.59 (Ps. 1.83) per MMBTU at December 2005.

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of price of gas which we pass on to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". In considering a request that the prices we paid for gas be included in our tariffs, our License provides that ENARGAS may review whether the price increases were prudently incurred. In August 1994, the Argentine government enacted Decree No. 1,411/1994 which empowers ENARGAS to limit the pass-through of price of gas to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field in the event it should find that the contracts under which we purchased gas were not the product of a transparent, open and competitive process.

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". Tariff adjustments based on price of gas changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions when ENARGAS partially denied or delayed tariff increases we requested based upon price increases we had contractually agreed to with our gas suppliers. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariff adjustments".

Current Gas Purchase Contracts

In late 2003 we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 or "the Existing Contracts".

As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L., or the "Total/Pan American Energy/Wintershall Contract" and YPF, or the "YPF Contract", were amended. Volume deliverable under the Total/Pan American Energy/Wintershall Contract amounted to 3.20 MMCM per day (113 MMCF) during the summer and winter period, with take-or-pay commitments between 70% and 85% of the monthly contract quantities. Volume deliverable under the YPF Contract amounted to 3.00 MMCM per day (106 MMCF) during summer time and 6.00 MMCM per day (212 MMCF) during winter time, with a take-or-pay commitment of up to 72% during summer time and 80% during winter time. The YPF Contract was scheduled to expire in February 2007. The Public Emergency Law and Decree No. 214/2002 which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar, have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements which are essential in order to provide our licensed service. The Public Emergency Law also provides that, should any such contract, as modified by operation of the Public Emergency Law, be too burdensome for one of the parties and should the parties fail to reach an agreement with respect thereto, the matter may be referred to the courts so that an equitable solution may be reached. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been renegotiating certain of our agreements, including agreements for the purchase of natural gas, which have been pesified".

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

The Total/Pan American Energy/Wintershall Contract from the Neuquen Basin was divided into two contracts, without a change in the aggregate volumes. The Total Austral S.A./Pan American Energy LLC Argentine Branch contract provides us with 2.00 MMCM (71 MMCF) and the Wintershall Energia S.A. contract with 1.20 MMCM (42 MMCF). Under each of these contracts 70% of the volume supplied during summer months and 85% of the volume supplied during winter months is on a take-or-pay basis. These contracts each expire on January l, 2007.

In the Austral Basin, Total Austral S.A. and Wintershall Energia S.A. each provide us with 1.87 MMCM (66 MMCF), and Pan American Sur S.R.L. with 1.25 MMCM (44 MMCF). Under each of these contracts 90% of the volume supplied is on a take-or-pay basis. The Total Austral S.A. and Pan American Sur S.R.L. contracts expire in January 2007. The Wintershall Energia S.A. contract expires on January 1, 2011; however, prices agreed under this contract must be renegotiated in January 2007 in accordance with the terms of the 2004 Agreement.

In May 2005, we entered into a further gas contract with YPF, or the "Renegotiated YPF Contract", which provides us annually with variable volumes of natural gas from the Neuquen basin. Volumes provided range from a minimum of 2.40 MMCM (85 MMCF) in the summer months to a maximum of 6.00 MMCM (212 MMCF) in the winter months. Under the Renegotiated YPF Contract 85% of the volume is supplied on a take-or-pay basis. The Renegotiated YPF Contract expires in December 2006.

In addition to the contracts described above, we also have several minor contracts with other gas producers. Under all contracts, including our minor contracts with other gas producers, we are entitled to purchase a total of approximately 14.41 MMCM of gas per day (509 MMCF) during the winter months, of which 12.21 MMCM (431 MMCF), or 85%, per day has been contracted on a take-or-pay basis and 8.15 MMCM of gas per day (288 MMCF) during the summer months, of which 5.66 MMCM (200 MMCF), or 69% per day has been contracted on a take-or-pay basis.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of December 31, 2005, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations
	2005		2006 (b)		2007 (c)		2008		2009		2010
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.- April)	12.64	446	8.15	288	1.62	57	1.50	53	1.09	39	0.94	33
Winter (May- Sept.) (a)	17.17	606	14.41	509	1.50	53	1.50	53	0.94	33	0.94	33
Daily Take-or- Pay Contract Volumes
Summer (Oct.- April)	9.07	320	5.66	200	1.46	51	1.35	48	0.98	35	0.84	30
Winter (May- Sept.) (a)	14.54	513	12.21	431	1.35	48	1.35	48	0.84	30	0.84	30

__________

Notes:

(a) If our daily contract volumes during the winter are below expected demand, we expect to purchase additional gas in the spot market for sale during the winter months.

(b) We considered the reduction of daily contract volumes since September 2005 in accordance with Executive Order No. 181/04, Resolution SE No. 752/05-modified by Resolution SE No. 2020/05-and certain contractual terms.

(c) Beginning in 2007, availability of natural gas will depend on price renegotiation.

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

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003 we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement we renegotiated our gas supply contracts. See "-Current Gas Purchase Contracts". Our take-or-pay commitments through 2006 under those gas purchase contracts require us to pay an average of 69% to 85% of the cost of gas that we are entitled to purchase under such contracts.

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

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004.

Gas Transportation Contracts

General

Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act and other regulations. See Item 4: "-Our History and Development-The Argentine Natural Gas Industry". Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

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

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used but the cost of unused transportation capacity may not be passed through to customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a natural gas in-kind allowance, equivalent to the gas consumed as compressor fuel or lost in transportation. From 1993 through 2005, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, will normally interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2005. See Item 4: "-Final Transportation Balance".

Decree No. 180 and the regulations issued thereunder to date established an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Such decree was further regulated by Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004) which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/2004 in order to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 m3/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply our firm customers. This award was available since the second half of 2005.

In 2005 we prepared a new presentation with the goal of obtaining new transportation capacity for the hydroelectric plant clients serviced by us. The presentation to request additional transportation capacity for electric generation was done by CAMMESA; however, we do not expect to be granted additional capacity.

Overall Transportation Rights

As of December 31, 2005, we had contracted for aggregate firm transportation capacity of 23.55 MMCM (830 MMCF) per day, an increase of 32.1% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity, and we have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby permitting higher overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of December 31, 2005, we had available firm transportation capacity with TGS of 22 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004 but due to the increase in demand, we have not exercised this right. See "-Business Overview-Revenues-Processed Natural Gas Service".

Our other contracts with TGS provides us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquen basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquen basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin, 0.10 MMCM (3 MMCF) of gas per day from the Neuquen basin, 0.51 MMCM (18 MMCF) of gas per day from the Neuquen basin, 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz, 0.01 MMCM (0.2 MMCF) from Neuquen basin to the city of Bahia Blanca in the province of Buenos Aires and 0.16 MMCM (6 MMCF). These latter two contracts expire in December 2008 and June 2020 respectively.

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

TGN Transportation Rights

On September 9, 1993, we entered into a contract with TGN, or the "TGN Contract" for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expired on May 31, 2006, and was renewed until May 2007.

On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and the other for 0.10 MMCM (4 MMCF). Both contracts expired in May 2006, and both were renewed until May 2007.

In June 1997, we entered into several agreements with certain industrial companies which transfers to them 1.0 MMCM (35 MMCF) of gas per day of our firm transportation capacity with TGN. This contract became effective in July 1997 and expired in May 2006.

During 2001 we entered into an agreement for 0.54 MMCM (18 MMCF) per day of our firm transportation capacity with TGN. The contract became effective in May 2001 and expires in May 2016.

Other Transportation Rights

We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquen basin for a period of seven years beginning November 1, 1994, which assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain "ship-or-pay" obligations at a reduced rate.

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 22 MMCM (779 MMCF) per day from May through September 2005, we contracted for aggregate firm transportation capacity of 23.55 MMCM (830 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2004. During the 2005 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 95.8, 98.3% and 83.5% for 2005, 2004 and 2003, respectively.

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

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment," to the Technical Assistance Agreement which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps.0.36 million, adjusted by CER, or the "Fixed Management Fee", and (b) the 7% of our net profits, or the "Profit Fee" if a financial debt restructuring is achieved. The Amendment also establishes that from the fiscal year in which the Profit Fee is higher than Ps.3 million adjusted by CER as from March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment will have no further effect and we shall pay an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as from March 1, 2002 annually, less any payments made in accordance with the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

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

In addition, you should be aware that in the last expansion of transportation undertaken by the governmental authorities and the Transportation Service Licensing Agency, CAMESSA lobbied forcefully to secure transport capacity for power plants. If CAMESSA is ultimately successful in that effort, this could negatively affect us because it would bypass the service that we currently provide to power plants.

Environmental and Safety Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to health, safety and protection of the environment. Foreseeing increasing local health, safety and environmental or "HSE", legal requirements, we have adopted BG Group's HSE strategies and are committed to complying with BG Group's HSE performance standards (international best practice). We are also approaching green house gases emission reduction issues to minimize the impact on climate change, meeting the expectations raised from the community and non-governmental organizations.

To assure continuous improvement and compliance with legal, regulatory and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been jointly implemented and certified.

Insurance

As of December 31, 2005, we maintained insurance coverage for third-party loss and casualty for up to U.S.$50 million and our physical assets were insured for up to U.S.$50.8 million. We believe that our insurance coverage is commensurate with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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

Term of Our License

Our License authorizes us to provide the public service of gas distribution and was granted to us for an original term of 35 years. The Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term upon expiration of the original 35-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Argentine government. We will be entitled to such ten-year extension of our License unless ENARGAS can prove that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees and our License. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held in order to grant a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine government by any third party. Regulations have not been issued by ENARGAS regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our License term. See "-The Gas Act and Our License-Expiration".

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

Expiration

As a general rule, upon the expiration of our License at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of accumulated depreciation and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. See "-The Gas Act and Our License-Term of Our License". At the end of our License term, if we have performed adequately during the term of our License (including any extension, if applicable), we may participate in a new bidding process. In such case, we will have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets, in both cases as calculated in accordance with our License.

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

Our License may also terminate before the expiration of its term if we give notice that we are waiving our License due to serious and repeated defaults by the Argentine government. In such case, we will be entitled to payment by the Argentine government of the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant and equipment) determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of the accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder.

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

Currently, we have two types of tariff, one for the city of Buenos Aires and the other for the Province of Buenos Aires. This is due to the fact that gas tariffs, as of July 1998, were issued by ENARGAS net of turnover tax imposed by the provinces. Turnover tax is payable by the gas distribution companies and was included in the original tariff as of January 1, 1993. Thereafter, different provincial jurisdictions varied the rate of turnover tax and, in some cases, the basis on which it was payable. Thus, in accordance with the Gas Act which provides for the pass-through to customers of any changes in taxes applied to tariffs, ENARGAS authorized the billing of turnover tax to customers as a separate line item in their bills. The aggregate net income of gas distribution companies is not affected by the above-mentioned modification.

In May 2002, ENARGAS issued Resolution No. 2611, which temporarily approved the tariff schedules in Pesos for our distribution service from May 1, 2002, through June 30, 2002. The approved tariffs corresponded to the gas price at wellhead for the same period of 2001. Later, ENARGAS issued Resolution No. 2653, which extended this tariff schedule until July 31, 2002. Finally, through Resolution No. 2691, the same values were extended until August 1, 2002.

On December 3, 2002, the Executive Power issued Decree No. 2437, approving the temporary tariffs "until the conclusion of the renegotiation process" for the Electricity and Gas Sectors. This Tariff schedule introduced the "social tariff" which excluded the low-income residential custormoer from the initial adjustment. Days later, this Decree was suspended by the court in response to the precautionary measure filed by the Ombudsman of the city of Buenos Aires and cerain advocacy organizations.

In addtion, by Decree No. 146/03 (published on the official Gazette on January 30, 2003) the Executive Power mandated a new temporary tariff increase for Electricity and Gas services, effective from the day of the publication of the Decree. It is worth mentioning that these increases, as well as the "social tariff," which applies to certain sectors, were the same as those established by Decree No. 2437/02, and did not correspond to additional increases.

On January 30, 2003, ENARGAS issued Resolutions No. 2787 and 2788 with new tariffs for the Distribution and Transportation services in accordance with the adjustment established by Decrees Nos. 120/03 and 146/03. These Tariff Schedules were equal to those established by Resolutions 2763 and 2764 of December 2002, which were based on the above mentioned Decree No. 2437. On February 27, 2003, ENARGAS issued a precautionary measure in court order "Customers and Users Union and Others vs. Ministy of Economy," through which the effects and application of Decree No. 146/03 and Resolutions No. 2787 and 2788 were suspended.

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

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users who consume less than 90% or 95%, depending on the type of user, the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. The program will be effective from April 15 until September 30 each year and this period could be modified by the ES as the program evolves.

Starting May 1, 2005, ENARGAS established a new tariff schedule, which continued with the same prices established for residential users, SGP 1 and 2, while for SGP 3, larger users and CNG a third increase was set for the prices of gas at wellhead. As per the daily differences, the high rebate established for R, P1 and P2 remained, and the gain increased for the rest of the clients.

As a consequence, and with two different price of gas in the tariff schedule, the daily differences originated by gas purchases have a different treatment, thus the normalization scheme for residential, SGP1 and SGP2 users was suspended for future implementation. Even if there is no negative impact in our economic situation as a result of the daily differences accumulated up to December 31, 2005, a financial gap has been generated along with negative balance in the gas purchase and sales current account for residential clients. This gap stems from a delay in the bi-annual reestablishment of the pass through effect mandated by the regulating entity as stated in the distribution license and as a result of the political situation. Thus, there is no guarantee that this effect will continue in the future. We cannot guarantee that we will receive another temporary tariff increase or that, if we do, this will not result in an increase of our tariffs. Moreover, if we do get the approval to increase the proposed tariffs, we cannot guarantee that such increases will not result in an increase of past due accounts from our clients.

On March 21, 2006, ENARGAS issued Resolution No. 3462, through which the price of natural gas at wellhead, was incorporated into our tariffs. This increase took effect July 1, 2005, with the understanding that the increases that arise from the application of these tariff charts for the period between July 1, 2005 and February 28, 2006, will have to be invoiced to the users in eight monthly payments, with two months' grace as of March 1, 2006, without interests or surcharges. This retroactive charge will be invoiced between May 1 and December 31, 2006. For consumptions after March 1, 2006, the new tariff directly applied to the respective invoice.

At present, all information related to gas purchases and daily differences generated between August 2005 and February 2006, is being prepared and delivered to ENARGAS. In these presentations we will continue to claim and reserve rights for the daily differences produced since August 2004, whose impacts are mentioned below.

The following table sets forth our maximum tariff in effect at December 31, 2005, for each class of service:

Maximum Tariffs at December 31, 2005
		Maximum Tariffs as of December 31, 2005
		City of Buenos Aires	Province of Buenos Aires
		(in Pesos)
Residential(a) R1, R2 and R3:
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum charge	$/invoice	13.075555	13.207094
General Service P1 and P2:
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.133962	0.137131
1,001-9,000 CM(c)	$/CM	0.124995	0.128118
>9,000 CM(c)	$/CM	0.116029	0.119106
Minimum charge	$/invoice	12.950560	13.032459
General Service P3:
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.197717	0.200886
1,001 - 9,000 (c)	$/CM	0.188750	0.191873
> 9,000 (c)	$/CM	0.179784	0.182861
Minimum charge	$/invoice	12.950960	13.032459
General Service:
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.028992
0-5,000 CM(c)	$/CM	0.145518	0.139692
>5,000 CM(c)	$/CM	0.147098	0.141242
Large Volume Firm Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.141335	0.142895
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.134208	0.135731
Large Volume Interruptible Service:
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.140757	0.142915
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.133629	0.135751
Subdistributors:
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
CNG Firm
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM per day	0.130005	0.132319
Demand charge (d)	$/CM	0.769065	0.769085
CNG Interruptible
Customer charge (b)	$/invoice	11,012,049	11,068,813
All consumption	$/CM	0.130005	0.132319

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

Through Decree No. 311/2003 dated July 3, 2003, the Argentine government created UNIREN with the objective of providing advice on the renegotiation process of 61 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister, and it continues the contract renegotiation process developed by the previous Contract Renegotiation Committee, and assumes responsibility for all issues in progress. On July 11, 2003 both ministers issued Joint Resolution No. 118/2003 and No. 25/2003 appointing Mr. Jorge Gustavo Simeonoff as Executive Secretary for UNIREN. Mr. Simeonoff had held a similar position at the Contract Renegotiation Commission. Although such decree does not specify deadlines, several government officials have announced that the process would last 18 months.

On October 14, 2003, UNIREN called a meeting for November 26, 2003 with the objective of agreeing on a schedule to analyze the different aspects of the renegotiation of the licenses of gas and electricity distribution companies. On October 22, 2003, the Official Gazette published Law No. 25,790/2003, which extended until December 31, 2004 the deadline for the renegotiation of contracts established by Section 9 of the Emergency Law. The new law also established that the powers of regulators on contract revisions, tariff adjustments and modifications provided for in the relevant regulatory frameworks can be exercised provided they are consistent with the development of the renegotiation process undertaken by the Argentine Government under Section 9 of the Emergency Law.

On November 26, 2003, UNIREN announced its intention to call a meeting among the licensees with the objective of agreeing on a schedule to analyze the different aspects of the renegotiation of our License. On November 28, 2003 UNIREN sent us guidelines relating to such renegotiation including a schedule of issues. On January 13, 2004, we sent UNIREN a proposal to include certain issues relevant to us as part of the agenda for the renegotiation. As of the date of our annual report, UNIREN has not responded to our proposal.

In July 2004, UNIREN formally submitted a proposed Letter of Understanding to gas and electricity transporters, granting them ten working days to respond. All the gas and electricity transportation companies rejected the proposed Letter of Understanding. From August through October 2004, informal meetings were held with UNIREN's technical staff but no resolution was achieved.

The Argentine Congress approved in December 2004 the extension until December 31, 2005, of the period during which the Executive Power had to renegotiate public services contracts.

The terms included in the Letter of Understanding sent by UNIREN were rejected by us so the Economy Ministry and the Public Investment and Services Federal Planning Ministry suggested that we call a meeting on April 22, 2005, to talk about the proposal sent by UNIREN.

On June 16, 2005, we received Note No. 1449 from UNIREN stating that they reiterated their request of the Public Works Plan detailed in Note No. 1328, and attached an Agreement Act that contained the progress made regarding some of the terms included in the Letter of Understanding.

Regarding the Agreement Act, we stated on June 24, 2005 that although the new proposal partially considered some of the observations made by us in the response letter of January 2005 and in the Public Audience, the proposal continued to be a unilateral proposal. Therefore, we suggested that negotiations continue in an effort to craft a mutually beneficial proposal that could be agreed to.

Since the counterproposal presented by us on September 7, 2005, there have been several meetings between our technical team and shareholder's legal representatives, who have initiated a claim at a court against UNIREN's representatives.

As of November 21, 2005, UNIREN, through the Note No. 2305/05, sent another counterproposal that did not differ much from the one sent on June 2005 and in which significant differences remained regarding the economic situation of the proposal as well as the aspects related to the suspension and resignation of the court claim, along with the limits to transfer shares.

By December 29, 2005, we sent a new counterproposal focused on the clauses that contain regulatory and economic conditions, making it clear that the clauses directed to the compromises that the shareholders need to assume would be directly analyzed by them.

In addition, it is worth noting that as of January 10, 2006, Law No. 26.077 extended the Emergency Economic Law and the contract renegotiation process until December 2006.

On April 20, 2006, UNIREN, through the Note No. 729/06, sent a new counterproposal that contained some modifications and extensions of the provisions we prepared in the proposal sent on December 2005. Significant differences regarding the suspension and resignation of the court claim remained.

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Public Emergency Law. See "-Current Tariffs".

The Gas Act and our License contemplate that the distributors' tariffs will be adjusted semiannually to reflect changes in the cost of purchasing and transporting gas and the inflation rate reflected by the U.S. PPI. The purpose of these adjustments is to ensure that the distributor recovers no more and no less than its actual cost of purchasing and transporting gas and to compensate it for assumed increases in other operating costs. The mechanics of these periodic adjustments are specified in our License.

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

Pursuant to our License, tariffs are also to be adjusted semiannually in January and July to reflect changes in the U.S. PPI.

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

Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations of passing on important costs of gas, can adversely and substantially affect us.

U.S. PPI Adjustments to Tariffs and Related Disputes

On January 10, 2000, ENARGAS issued Resolution No. 1,477/2000, which adjusted our tariffs as of January 1, 2000 without including an adjustment to reflect an increase in the U.S. PPI as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI for the first half of 2000.

On July 17, 2000, the distribution and transportation companies, ENARGAS and the Argentine government agreed to increase tariffs as from July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000 and (b) by the amount which would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund". The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine government ratified the foregoing by Decree No. 669/2000 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued suspending Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy and the gas licensees, including us, but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the U.S. PPI linkage. Since the Public Emergency Law eliminated the U.S. PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the U.S. PPI adjustment illegal and will try to recover it up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled U.S. PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to U.S. PPI adjustments to those tariffs which we would have paid to TGS and TGN.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs our activities or as an abandonment of any of the actions filed by us so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the U.S. PPI adjustment. Consequently, we have filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

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

The tariff-setting methodology contemplated by the Gas Act and our License is the "price-cap with periodic review" model. This methodology has been adopted by a number of other countries and is commonly referred to by its mathematical expression "RPI-X+K". Because the international market indicator selected by Argentina was the U.S. PPI published by the Bureau of Labor Statistics and the United States Department of Labor, the Argentine tariff adjustment formula is more correctly expressed as "U.S. PPI-X+K". The tariff-setting methodology differs from the form of utility regulation utilized in the United States primarily with respect to the length of the period between regulatory reviews, and in being forward-looking rather than historical-cost-based.

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

Five-Year Tariff Review and Related Disputes

ENARGAS, through Resolution No. 557/1998, dated January 5, 1998, adjusted our tariffs as of January 1, 1998, as follows: (i) it applied a 0.9456% increase to the transportation and distribution components of our tariffs in order to reflect the variation in the U.S. PPI; (ii) it set the X Efficiency Factor at 4.7% over the distribution component of our tariffs for residential service, small volume general service, CNG service and subdistributor customers on a one-time basis; and (iii) it acknowledged our need to contract additional transportation volume to meet our non-interruptible demand during the winter months.

Through Resolution No. 667/1998, dated July 6, 1998, ENARGAS modified our tariffs as of July 1, 1998, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the U.S. PPI, which resulted in a 2.42% reduction in the transportation and distribution components of our tariffs to the customers referred to in clause (ii) of the previous paragraph; and (ii) it applied the K Investment Factor for the second quarter of 1998 resulting from investments, resulting in a distribution margin increase of 0.61% applicable to residential customers, of 0.44% applicable to small volume general customers and of 0.53% applicable to customers of CNG.

Through Resolution No. 901/1999, dated January 6, 1999, ENARGAS adjusted our tariffs as of January 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the U.S. PPI, which resulted in a 0.64% reduction in the transportation and distribution components of our tariffs; (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.58% applicable to residential customers, of 0.42% applicable to small volume general users and of 0.50% applicable to users of CNG; and (iii) it completed the adjustment to the transportation tariff component applicable to non-interruptible demand.

Through Resolution No. 1,160/2000, dated July 5, 1999, ENARGAS adjusted our tariffs as of July 1, 1999, as follows: (i) it adjusted the transportation and distribution components of our tariffs in order to reflect changes in the U.S. PPI, which resulted in a 0.24% increase in the transportation and distribution components of our tariffs; and (ii) it applied the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.54% applicable to residential customers, of 0.39% applicable to small volume general services and of 0.47% applicable to users of CNG.

Through Resolution No. 1,477/2000, dated January 10, 2000, ENARGAS adjusted our tariffs as of January 1, 2000, applying the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.51% applicable to residential customers, of 0.37% applicable to small volume general services and of 0.44% applicable to users of CNG. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the U.S. PPI during the first half of 2000.

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000, as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in U.S. PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such U.S. PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Power approved such deed and the financing mechanism through Decree No. 669/2000. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/2000, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the U.S. PPI adjustment. See "-U.S. PPI Adjustments to Tariffs and Related Disputes".

Pursuant to Resolution No. 1,941, ENARGAS adjusted our tariffs for the period commencing October 1, 2000 to January 1, 2001 by replacing the winter price of gas with the summer price of gas.

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

New Regulations

As a result of the economic volatility experienced in Argentina since 2001, the Argentine government put in place various regulatory measures to attempt to mitigate the adverse energy-focused effects developed there since.

In February 2004 the Executive Power issued Decree 180/04, which (i) created a special trust fund to afford new transportation and distribution infrastructure, (ii) created the Electronic Gas Market ("EGM") to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers (based on which we incorporated MetroENERGIA; a deeper analysis of this issue is provided hereinabove in Item 1: "Information on the Company - Business Overview").

Also in February 2004, the Executive Power issued Decree 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the natural gas price in the point of entry of the transportation system payable by natural gas distribution companies (the agreement entered into following this Decree was homologated by Resolution 208/2004).

Pursuant to Decrees Nos. 180/04 and 181/04, the ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users.

On April 20, 2004, the Federal Planning Ministry issued Resolution No. 185/2004 which created a Global Program for the issuance of Debt Securities and/or Equity Securities in Financial Trusts in order to fund new natural gas distribution and transportation expansion or extension works.

On June 15, 2004, the Energy Secretariat published Resolution No. 657/2004, which establishes both guidelines for the interruption of the supply of natural gas to firm users and the general principles that must be followed by distribution companies when negotiating natural gas firm supply agreements with their customers.

In conjunction with Decree No. 180, the Energy Secretariat issued Resolution No. 265/2004, which adopts certain measures intended to prevent a domestic gas supply crisis. Resolution No. 265/2004 thus (1) suspends the export of natural gas surplus which could be used for domestic supply; (2) suspends all the authorization requests for natural gas exports; and (3) instructs the Undersecretariat of Fuels to develop a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

On April 22, 2004, the Undersecretariat of Fuels issued Disposition No. 27/2004 which creates a program for the rationalization of natural gas exports and transportation capacity to effect such rationalization.

However, on June 17, 2004, the Energy Secretariat approved through Resolution 659/2004 the Complementary Supply Program for the Natural Gas Domestic Market, which substitutes the Gas Exports and Use of Transportation Capacity for Exports Rationalization Program established by Disposition No. 27/2004 of the Combustibles Undersecretary, stating the such program would be solely applicable if the natural gas injection of the basin is below the demand of: (i) users described in Article 31 of Decree No. 180 mentioned above; or more (ii) users of SGP Service (the third consumption step) and that of firm users (SGG, FT, FD and Firm CNG), given their reserved capacity; as well as (iii) thermal generation plants that are necessary to avoid the interruption of the electric public service. All of the above will be applied only if and when the demand mentioned can be supplied by the existing transportation capacity.

On September 17, 2004, the Energy Secretariat issued Resolution 950/2004 with the goal of generating a regulatory framework through which the sector of the Electric Energy Generation in the Energy Wholesale Market ("MEM") participate in open bids for the Extension of the Natural Gas Firm Transportation, which aims to benefit the availability of natural gas in the market of Electric Energy beginning in 2005 and continuing in 2006. In addition, a Fiduciary Fund was constituted to meet the Transportation and Natural Gas Acquisition Hiring Process intended for Electric Energy Generation, whose sole objective is hiring firm transportation for natural gas and the acquisition of natural gas, both for the use of electric energy generation.

Law No. 26.019, published in the Official Register on March 28, 2005, empowers the Energy Secretariat to promote before ENARGAS the authorization to execute natural gas supply works for users who are currently being supplied with liquefied propane gas through existing networks. Furthermore, Law No. 26,019 authorizes the Executive Power to maintain for a term of 10 years the objectives and goals of the propane gas supply for distribution networks of liquefied propane gas, which was ratified by the Decree No. 934 dated April 22, 2003, and renewed by Resolution No. 419 of the Energy Secretariat dated May 30, 2003.

As a result, users R and P (first and second step) currently supplied by networks will be included by the promotion mechanism of public works supply for natural gas.

For the volume and the calories distributed by natural gas that will substitute liquefied propane gas by networks, and for the period of time deemed necessary to be compatible with the financial program or for the Fiduciary Fund to be created by Decree 180/04, the payment of invested capital will suffer for the time during which the substitution is made possible; the total amount that corresponds to this volume and the quantity of calories is due to the difference (i) between the market price of the GLP price and the $300/ metric tons established by the agreement referred to in Article 1o. of Law 26,019, or (ii) between said price and that established by the authority in the future.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period of 2003 received a discount equal to 10% to 12% of the cost of their natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level.

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

In May 2005, the Executive Power issued Decree No. 465/2005, instructing the Federal Planning Ministry to prepare a scheme for the expansion of natural gas transportation facilities for the year 2006.

In May 2005 the Energy Secretariat issued Resolution 752/05, which established the so-called "unbundling" regime by setting forth that as from August 1, 2005 (later extended to September 1, 2005, by Resolution 930/05) natural gas distributors would not be allowed to sell natural gas to (i) firm and interruptible large consumers, (ii) General Service "G" consumers, or (iii) those General Service "P" consumers whose average monthly consumption in the last year was of +150,000m3. Resolution 752/05 also established that beginning January 1, 2006, natural gas distributors would not be allowed to sell natural gas to either (i) those General Service "P" consumers whose average monthly consumption in the last year was of +9,000m3, or (ii) Compressed Natural Gas ("CNG") supply stations (the January 1, 2006 deadline for these two consumers was later modified by Resolution 2020/05 as analyzed here in below).

In December 2005, the Energy Secretariat issued Resolution 2020/05, which regulates Resolution 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000m3/month and 150,000m3/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000m3/month and 30,000m3/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000m3/month and 15,000m3/month, not specified up to date, and (iv) for CNG supply stations, March 1, 2006 (this last deadline was further extender to April 1, 2006, by Resolution 275/06).

Resolution 2020/05 also (i) excludes non-profit civil associations, labor unions, healthcare providers, and private or public education providers from the unbundling regime, (ii) provides certain restrictions regarding the acting on behalf of CNG supply stations upon purchasing natural gas to prevent antitrust practices, and (iii) creates the "Mechanism of Allocation of Natural Gas for CNG Supply Stations", through which CNG supply stations are granted natural gas following the sale offers and purchase demands filed by natural gas producers and CNG supply stations before the Electronic Gas Market.

In February 2006, the Energy Secretariat issued Resolution 275/06 whereby it mandated that the natural gas distributors act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006, for no consideration, (ii) filing irrevocable offers before the Electronic Gas Market, and (iii) executing the corresponding natural gas purchase agreements. Up to the date of this report, two events of the referred to Mechanism of Allocation were conducted before the Electronic Gas Market.

Irrespective of the regulatory rules analyzed hereinabove, on August 25, 2004, the Executive Power submitted a bill to the Congress that includes a single regulating structure for all public services, including those provided by privatized companies and energy companies. As drafted, the bill provides remarkable powers to the Executive Power in relation to the public services companies. Among other provisions, this bill allows the Executive Power to (i) freely revoke the granted concessions by merely alleging "public interest reasons", (ii) force the companies to provide uninterrupted services even when basic financial survival conditions are at issue, (iii) prevent companies from distributing dividends, and (iv) issue regulatory rules beyond the legal framework set forth in the bidding conditions made available to bidders. In addition, the bill states that tariffs will be calculated and expressed in domestic currency and forbids their automatic adjustment based on any index.

Because of applicable procedural rules, as of June 2006 this bill could not be passed unless the constitutional procedure for the passing of laws is undertaken again from the beginning. Reportedly, despite its original goal, the current intention of the Executive Power would be to prevent this bill from being passed due to political factors. If eventually passed, it is not possible to determine what the outcome would be or the consequences that such law might have on our debt restructuring or the tariffs that we charge, including any impact in our capacity to execute our business strategy.

Creation of ENARSA

On November 2, 2004, the Argentine Congress enacted Law No. 25,943/2004, pursuant to which a new state-owned energy company, "Energia Argentina Sociedad Anonima" or "ENARSA", was created. According to Law No. 25.943/2004, ENARSA shall be authorized, among other activities related to the energy industry, to participate in natural gas transportation and distribution activities on its own, by means of a third party or associated with third parties.

It is still uncertain to what extent the creation of ENARSA could affect our operations or whether ENARSA will ever be engaged in natural gas transportation and/or distribution activities.

Electronic Gas Market Opening

The EGM commenced operations on June 6, 2005, with the participation of certain natural gas producers and distribution companies. The EGM is intended to function as a centralized market through which spot-market and some of the transportation capacity resale market transactions will occur. The EGM currently carries out spot market transactions but it is expected to also carry out futures transactions following approval by the Energy Secretariat. The aim of the EGM is to increase transparency and lower the spot market prices.

Circular No. 05/2005 of the EGM opened a registration period for agents willing to operate in the EGM. On March 18, 2005, our Board of Directors approved the creation of a new company, MetroENERGIA S.A., or MetroENERGIA, which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroENERGIA and own 95% of its capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroENERGIA capital stock respectively. The opening of the EGM will expose part of our pricing structure to competition and we are uncertain as to what extent the opening of the EGM could affect the prices of natural gas.

      Organizational Structure

      We are not part of a corporate group. See Item 7: "Major Shareholders and Related Party Transactions".

      Property, Plants and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See "-Business Overview".

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Consolidated Financial Statements and selected consolidated financial and operating information included elsewhere in our annual report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as "anticipates", "believes", "could", "estimates", "expects," "foresees", "intends", "may", "should" or "will continue" and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in our annual report. See "Forward-looking Statements and Associated Risks". For a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: "Key Information-Risk Factors".

We maintain our financial books and records and publish our consolidated financial statements in Pesos as of February 28, 2003 and prepare our consolidated financial statements in accordance with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Notes 3.4 and 3.6(f) to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 and have recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the CNV.

During 2005, the Argentine economy experienced a partial recovery, which resulted in an increase of 12.3% in the consumer price index compared to 6.1% in 2004 and an increase of 10.7% compared to 7.9% in 2004 in the wholesale price index. In addition, during 2005 GDP increased by 9.1% compared to 9.0% in 2004.

Argentine economy had been mired in a severe economic recession that began in the second half of 1998 until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002, devalued by 1% in 2004 compared to 2003 and remaining stable during 2005.

The following table shows annual percentage changes in Argentina's GDP for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2005	2004	2003	2002	2001
Gross domestic product (annual % change)	9.1	9.0	8.7	(10.9)	(4.4)

__________

Source: INDEC, Banco de la Nacion.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2005	2004	2003	2002	2001
Wholesale price index (annual % change)	10.7	7.9	2.0	119.0	(5.3)
Consumer price index (annual % change)	12.3	6.1	3.7	41.0	(1.5)

__________

Source: INDEC, Banco de la Nacion.

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

    Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition" and Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-In January 2002, the Argentine government pesified and froze our tariffs and the current renegotiation of our tariffs may result in new tariffs that may have a material adverse impact on our future financial position; we may have operating losses as a result".

    Freezing of our tariffs

Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the U.S. PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs that is still in effect.

    Devaluation

The Public Emergency Law eliminated the U.S. Dollar-Peso parity in March 2003. Soon after the enactment of the Public Emergency Law, the Argentine government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 11: "Quantitative and Qualitative Disclosure About Market Risk".

    Inflation and inflation accounting

During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our consolidated financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See Item 3: "Key Information-Selected Financial Data".

The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003 and 2001. Another factor that adversely affected our results of operations and financial position is:

    Elimination of access to financing

Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. We continue to face uncertainties in our ability to roll over or refinance our debt as it becomes due. See "-Liquidity and Capital Resources".

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

    detailed listing of our contractual obligations payable and receivable in order to assess the level of our legal, economic and financial exposure and to determine our action plan for renegotiating and adjusting contracts in light of our prospects; and

    securing any necessary tax advice in order to make the best possible tax use of past and future tax losses.

Even though we took the measures mentioned above to mitigate the effects on our business of the current crisis, our future remains highly uncertain.

Effects on Our Results of Operations and Liquidity in Future Periods

The economic situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during 2004 and 2005, including slight wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile economic and social environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

    the outcome of the renegotiation of our tariffs with the Argentine government;

    the uncertainty generated by our need to cancel or to refinance our existing debt as it comes due; and

    the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations and financial condition are very sensitive to changes in the Peso exchange rate as our primary assets and revenues are denominated in Pesos while substantially all of our financial liabilities are denominated in U.S. Dollars or Euros.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively affect our results of operations and financial condition. We cannot assure you that other laws that negatively affect us will not be introduced.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements as of December 31, 2005, we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels equal to less than 50% of the tariffs in U.S. Dollars as of December 2001.

    Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to the consolidated financial statements as of December 31, 2005):

    revenue recognition and accounts receivable;

    impairment of long-lived assets;

    provision for allowances and contingencies; and

    deferred income tax.

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2005, 2004 and 2003 amounted to Ps. 26.8 million, Ps. 18.4 million and Ps. 22.6 million, respectively.

We provide for losses relating to accounts receivables. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables. The allowance for doubtful accounts as of December 31, 2005, 2004 and 2003 amounted to Ps. 32.7 million, Ps 74.0 million and Ps. 66.1 million, respectively. This decrease was mainly due to the recovery of the allowance for doubtful accounts recorded during 2005 against the trade accounts receivables past due for more than 1 year.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of long-lived assets to be impaired when the expected cash flows undiscounted and without interest, from such assets is less than their carrying value. In that event, a loss would be recognized within operating profit based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate applicable with the risk involved. There are no provisions for impairment recorded in our consolidated financial statements as of December 31, 2005.

Since the estimated fair value of our fixed assets exceeds the recorded book value, changes in these estimates would have to occur to result in an impairment charge.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve as of December 31, 2005, 2004 and 2003, amounted to Ps. 3.3 million, Ps. 1.9 million and Ps. 2.4 million, respectively. Allowance for inventory obsolescence as of December 31, 2005, 2004 and 2003, amounted to Ps. 1.0 million, Ps. 0.8 million and Ps. 0.6 million, respectively. Allowance for obsolescence of materials as of December 31, 2005, 2004 and 2003 amounted to Ps. 1.7 million, Ps. 1.4 million and Ps. 0.7 million, respectively.

Deferred income tax

The realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, we have considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on our best estimates. We periodically perform economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory estimates. In making these projections, our management has considered tariff changes and adjustments to our cost in its projections, in order to reestablish our economic and financial equation. Actual results could differ from those estimated. Based on those projections, we have recorded a valuation allowance against the deferred tax assets considered non-recoverable. As of December 31, 2005, 2004 and 2003, our valuation allowance on deferred income tax assets amounted to Ps. 169.8 million, Ps 196.2 million and Ps. 170.6 million, respectively. This decrease was mainly due to the recovery of the allowance on deferred income tax assets recorded during 2005 due to higher taxable income.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 109, or "SFAS 109", "Accounting for Income Taxes" states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carry forward that is so brief that it would limit realization of tax benefits if significant deductible temporary difference is expected to reverse in a single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine Peso on our financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under U.S. GAAP a portion of total deferred tax asset was reduced by an amount based on a valuation allowance for that portion of the asset that we considered, more likely than not, will not be realized.

      Operating Results

The following review of the results of our operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3: "Key Information". Our Annual Consolidated Financial Statements have been prepared in accordance with Argentine GAAP except as discussed below. Accordingly, our Annual Consolidated Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balances as of December 31, 2003, 2002 and 2001, disclosed for comparative purposes, have been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance with the IPIM index. See Item 8: "Financial Information".

On March 25, 2003, the National Executive Power issued Decree No. 664 that establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441, issued by the CNV, we discontinued the restatement for inflation of our consolidated financial statements effective March 1, 2003.

Assets and liabilities denominated in foreign currency as of December 31, 2005, have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per U.S.$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per U.S.$1. See Note 3.6(b) to our Annual Consolidated Financial Statements.

Changes in regulation, MetroENERGIA's creation and its impact on our Results of Operations

On May 23, 2005, the Energy Secretariat issued Resolution No. 752/2005 providing that all natural gas users, except for residential and General Service P categories, are authorized to acquire natural gas at the transportation system entry point, or "TSEP". In addition to this general rule, said Resolution No. 752/2005 creates a new natural gas marketing structure by providing certain supply restrictions, which apply to distribution companies. In accordance with these restrictions, gas distribution companies will be unable to supply short, medium and long term natural gas to certain customer categories. See Item 4: "Information on The Company - Business Overview - Regulatory Framework - New Regulations".

The Resolution No. 752/2005 from the Energy Secretariat modified the business framework for natural gas. In response to Resolution No. 752/05 and the following modifying resolutions, but with the goal of indirectly servicing large users of gas and gas transporters that were prohibited by law to service directly, we constituted MetroENERGIA S.A., or MetroENERGIA.

As a result of the new regulatory framework, it is possible for MetroENERGIA to capture the largest industrial clients and maintain a market share in terms of our sales among these categories of clients.

Therefore, and as it is impossible for us to supply gas to certain customer categories, this situation has affected our financial performance. However, the impact has been mitigated by the operations conducted by MetroENERGIA.

Pursuant to regulations in force to date, this situation will continue affecting our financial performance; however, we anticipate that MetroENERGIA will have to continue to capture customers within our area who must obtain natural gas from third party suppliers other than distribution companies as a result of this unbundling process.

Results of Operations for the Years Ended December 31, 2005 and 2004

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income (loss), income (loss) before tax and net income (loss) for each quarter of 2005:

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total
	(in millions of Pesos) (unaudited)
Sales	186.0	244.1	283.6	178.3	892.0
Gross profit	33.5	54.1	73.5	31.2	192.3
Operating income (loss)	7.9	37.6	37.3	(0.1)	82.7
Income (loss) before income tax	29.4	57.2	7.0	(64.3)	29.3
Net income (loss)	29.4	57.3	6.8	(65.1)	28.4

Sales

Our sales during the year ended December 31, 2005 increased by 9.6%, amounting to Ps. 892 million compared to Ps. 814.1 million in 2004. This increase was mainly due to an increase in the price of gas included in the tariffs according to the tariff schedules approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004, June 8, 2005 and July 12, 2005.

Sales to residential customers during the year ended December 31, 2005, decreased by 0.7% amounting to Ps. 378.3 million, compared to Ps. 381.0 million in the previous year, due to a decrease in sales tariff. This decline was partially offset by a 4.2% increase of in delivered volumes to residential customers during 2005, compared to 2004, mainly due to lower average temperatures recorded during the current year.

Sales to power plants increased by 18.0% during 2005 compared to 2004. This increase was mainly due to the increase in the price of gas and higher gas consumption by steam turbines, which have higher transportation prices and distribution than combined cycle power plants. The gas volumes delivered decreased by 6.6% mainly due to the increase in hydraulic power generation.

Sales to industrial, commercial and governmental customers increased by 15.8% during 2005 compared to 2004 mainly due to the increase in the price of gas included in the tariff which was approved by ENARGAS as from May 2004, October 2004, June 2005 and July 2005 and increases derived from contract renegotiations with certain customers. Delivered volumes also increased by 2.6% during 2005 compared to 2004.

Sales of CNG during 2005 increased by 27.4% compared to 2004 mainly due to an increase in the price of gas included in the tariff. CNG-delivered volumes during 2005 also increased by 1.3% compared to the previous year due to an increase in vehicles converted to CNG as a consequence of the lower price of this fuel against its alternatives.

Sales of gas for processing during 2005 decreased by 1.4% compared to 2004, due to a decrease by 20.4% in delivered volumes, partially offset by an increase in the price of gas.

The table below sets forth our sales by customer category for the years ended December 31, 2005 and 2004, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2005	% of Sales	Year Ended December 31, 2004	% of Sales
	(in millions of Pesos, except percentages) (unaudited)
Gas and services
Residential	378.3	42.4	381.0	46.8
Power plants	115.0	12.9	111.3	13.7
Industrial, commercial and
Governmental	137.2	15.4	134.0	16.5
Compressed natural gas	117.3	13.1	92.0	11.3
Subtotal	747.8	83.8	718.3	88.3
Transportation and distribution
Service only
Power plants	70.9	8.0	46.3	5.7
Industrial	51.9	5.8	29.2	3.6
Subtotal	122.8	13.8	75.5	9.3
Processed Natural Gas	20.0	2.3	20.3	2.4
Selling commission	1.4	0.1	-	-
Total	892.0	100.0	814.1	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2005 and 2004 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2005			Year Ended December 31, 2004
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,792.2	63,291	22.7	1,719.8	60,734	21.3
Power plants	988.2	34,898	12.5	1,259.2	44,468	15.6
Industrial, commercial and governmental	844.6	29,826	10.7	915.9	32,344	11.3
Compressed natural gas	712.4	25,158	9	703.3	24,837	8.7
Subtotal	4,337.4	153,173	54.9	4,598.2	162,383	56.9
Transportation and distribution services only
Power plants	2,783.8	98,309	35.3	2,779.8	98,167	34.4
Industrial	635.1	22,428	8.0	526.3	18,586	6.5
Subtotal	3,418.9	120,737	43.3	3,306.1	116,753	40.9
Processed natural gas	139.9	4,940	1.8	175.8	6,208	2.2
Total	7,896.2	278,850	100.0	8,080.1	285,344	100.0

Operating Costs

Our operating costs amounted to Ps. 699.7 million during 2005, representing a 9.5% increase from our operating costs of Ps.639.1 million recorded in 2004. This increase was mainly attributed to the increase in the price of gas purchased as a result of the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system established by ENARGAS, and the increase of payroll and social contributions.

During 2005, we purchased 5,140.3 MMCM (181.5 BCF) of gas, representing a decrease of 5.3% from the volumes purchased in 2004. This decrease was mainly due to the lower volume delivered to power plants. Our gas purchase costs increased by 15.7% during 2005 when compared to 2004, mainly due to the higher prices arising from the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system established by ENARGAS.

Gas transportation costs slightly decreased from Ps.194.9 million during 2004, to Ps.191.8 million during 2005. As previously mentioned, gas transportation tariffs have not increased since January 2002.

During 2005 and 2004, we capitalized operating costs of Ps.4.4 million and Ps.2.1 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets.

The table below sets forth our operating costs by class of cost for 2005 and 2004 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2005	% of Total Operating Cost	Year Ended December 31, 2004	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	371.3	53.1	321.0	50.2
Gas transportation service	191.8	27.4	194.9	30.5
Fixed assets depreciation	80.8	11.5	75.7	11.8
Payroll and social security contributions	24.3	3.5	19.4	3.0
Operations and maintenance	6.4	0.9	7.5	1.3
Technical operator's fee	5.1	0.7	4.6	0.7
Sundry materials	2.6	0.4	3.1	0.5
Fees for sundry services	2.2	0.3	1.9	0.3
Other operating costs	19.6	2.8	13.1	2.0
Capitalization of operating costs	(4.4)	(0.6)	(2.1)	(0.3)
Total	699.7	100.0	639.1	100.0

Administrative Expenses

Our administrative expenses increased by 7.8% from Ps.52.0 million in 2004 to Ps.56.0 million in 2005. This increase was mainly due to higher payroll and social contributions and fixed assets maintenance, partially offset by a decrease in leases and a reduction in insurance expenses.

The table below sets forth our administrative expenses by class of expense for 2005 and 2004 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2005	% of Total Administrative Expenses	Year Ended December 31, 2004	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	21.2	37.9	17.9	34.5
Taxes, rates and contributions	2.8	5.0	2.2	4.2
Fees for sundry services	5.0	8.9	4.8	9.2
Insurance	2.6	4.6	3.9	7.4
Fixed assets depreciation	9.7	17.3	10.3	19.8
Other administrative expenses	14.7	26.3	12.9	24.9
Total	56.0	100.0	52.0	100.0

Selling Expenses

Our selling expenses decreased by 16.7% in 2005, from Ps.64.4 million during 2004 to Ps.53.6 million in 2005. This decrease was mainly due to the recovery of the allowance for doubtful accounts, partially offset by higher payroll and social contributions and taxes, rates and contributions.

The table below sets forth our selling expenses by class of expense for 2005 and 2004 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2005	% of Total Selling Expenses	Year Ended December 31, 2004	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	20.1	37.5	16.7	26.0
Doubtful accounts	(11.2)	(20.9)	7.9	12.2
Fees for sundry services	5.1	9.5	4.4	6.9
Advertising and publicity	1.2	2.2	0.9	1.4
Bank expenses and commissions	5.1	9.5	4.9	7.6
Taxes, rates and contributions	28.8	53.7	25.9	40.2
Other selling expenses	4.5	8.5	3.7	5.7
Total	53.6	100.0	64.4	100.0

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.56.3 million during 2005, compared to a loss of Ps.183.0 million in 2004. Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

Other Income and (Expenses), Net

Our other income and expenses totaled a gain of Ps.3.0 million in 2005, compared to a gain of Ps.1.4 million during 2004. This increase was mainly generated by larger income from fines to contractors and suppliers, leases and fixed assets sale.

Income Tax

During the year ended December 31, 2005, we recorded Ps. 0.9 million as charge for income tax corresponding to our participation in MetroENERGIA, while in the previous year no charge had been recorded.

Net Income (Loss)

Our net income totaled Ps.28.4 million during 2005, compared to a loss of Ps.123.0 million in 2004. This variation resuled mainly from the decresase in financial and holding losses in 2005 compared to 2004 as a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency and the increase in the operating income in 2005 compared to 2004.

Results of Operations for the Years Ended December 31, 2004 and 2003

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income (loss), income (loss) before income tax and net income (loss) for each quarter of 2004:

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Total
	(in millions of Pesos) (unaudited)
Sales	147.1	220.0	250.0	197.0	814.1
Gross profit	21.2	63.8	66.8	23.1	174.9
Operating income (loss)	(4.4)	33.9	34.6	(5.5)	58.6
Income (loss) before income tax	9.2	(26.0)	(11.5)	(94.7)	(123.0)
Net income (loss)	1.9	(18.7)	(11.5)	(94.7)	(123.0)

Sales

Sales increased by 25.0% during 2004 to Ps.814.1 million from Ps.651.5 million during 2003. This increase was mainly due to a higher total gas volume delivered, an increase in volumes of gas sold to electric power plants and industries, together with a decrease in lower priced transportation distribution services. In addition, we received an increase in the price of gas included in pass through tariffs according to the tariff frameworks approved by ENARGAS on a temporary basis on May 11, 2004 and on October 28, 2004.

Sales to residential customers decreased by 0.9%, from Ps.384.5 million during 2003, to Ps.381.0 million in 2004. Gas volumes delivered to residential customers decreased by 2.9% during 2004 compared to the previous year, due to higher average temperatures which resulted in lower residential gas consumption partially offset by an increase of 1.5% in the number of residential customers.

Sales to power plants increased by 194.9%, from Ps.53.4 million during 2003, to Ps.157.6 million in 2004. Volumes delivered to power plants increased by 44.6% during 2004 compared to 2003. This increase in volumes was mainly due to the increase in the demand for electricity and lower hydroelectric generation, which affected the amount of gas consumed by gas fired power plants during 2004 compared to 2003.

As a result of the ongoing economic stabilization in Argentina, our tariffs have increased according to the tariff framework approved by ENARGAS on a temporary basis on May 11, 2004 and October 28, 2004, and we have renegotiated several of our customer contracts. Consequently, volumes of gas transported and delivered to industrial, commercial and governmental customers increased by 7.7% during 2004 compared to 2003. Furthermore, gas sales, transportation and distribution services to these customers increased by 21.5% during 2004 compared to 2003.

Volumes of CNG delivered during 2004, increased by 10.4% compared to the previous year due to an increase in the number of CNG-converted vehicles as a result of the repeated increases in the prices of competing fuels. Sales of CNG increased by 38.8% during 2004, compared to 2003, mainly due to the abovementioned increase in volumes delivered and the increase in the gas value included in our tariffs according to the tariff framework approved by ENARGAS on a temporary basis on May 11, 2004 and October 28, 2004.

Sales and gas volumes available for processing during 2004 increased by 56.4% and 56.9%, respectively compared to 2003. This was due to the increase in volumes of gas delivered, as a result of the increase in gas demand as well as the increase in the price of gas at wellhead.

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

Operating Costs

Our operating costs amounted to Ps.639.1 million during 2004, representing a 26.1% increase from our operating costs of Ps.506.7 million recorded in 2003. This increase was mainly attributed to higher gas volumes purchased compared to 2003 and the increase in the price of gas purchased as a result of the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system established by ENARGAS.

During 2004, we purchased 5,428.9 MMCM (191.7 BCF) of gas, representing an increase of 40.4% from the volumes purchased in 2003. This increase was mainly due to the increase in volumes delivered to power plants, CNG and industrial, commercial and governmental customers. Our gas purchase costs increased by 60.5% during 2004 in comparison to 2003 mainly due to the increase in volumes acquired, and higher prices arising from the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system established by ENARGAS.

Gas transportation costs slightly decreased from Ps.195.6 million during 2003 to Ps.194.9 million during 2004. As previously mentioned, gas transportation tariffs have not increased since January 2002.

During 2004 and 2003, we capitalized operating costs of Ps.2.l million and Ps.3.2 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and supervision of investments in fixed assets. During 2004, operating expenses increased mainly due to fixed asset depreciation (71.9%), payroll and social security contributions (15.7%) and sundry services (9.1%) compared to 2003. This increase in 2004 was partially offset by a decrease in other operating costs (12.4%).

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

Administrative Expenses

Our administrative expenses decreased by 12.6% from Ps.59.5 million in 2003 to Ps.52.0 million in 2004. This decrease was mainly due to the reduction in intangible asset amortization and fixed asset depreciation and lower legal contingencies, which were partially offset by an increase in payroll and social contributions and taxes, rates and contributions. Intangible assets were fully amortized in 2003 and fixed asset depreciation was mainly due to lower commercial and financial software amortization in 2003.

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

The table below sets forth our selling expenses by class of expense for 2004 and 2003, and the percentage of our selling expenses represented by each class of selling expense:
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

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.183.0 million during 2004, compared to a gain of Ps.7.l million in 2003. This variation was mainly due to the loss recorded in 2004 from the exchange difference generated by foreign-currency denominated financial debt with institutions outside the Argentine financial system resulting from the weakening of the Peso against the U.S. Dollar and the Euro, compared to the gain recorded in 2003 due to the strengthening of the Peso against the U.S. Dollar. The Peso was devalued by 1.5% against the U.S. Dollar in 2004 when compared to 2003 and by 10.4% against the Euro in 2004 when compared to 2003.

Other Income and (Expenses), Net

Our other income and expenses totaled a gain of Ps.1.4 million in 2004 compared to a loss of Ps.1.4 million during 2003. This decrease was mainly due to higher income from penalties charged to contractors and higher income from fines to registered installers partially offset by higher reimbursements of insurance payments.

Income Tax

During the year ended December 31, 2004, we did not recognize tax expense while in the previous year we recognized an income tax expense of Ps.45.9 million. In 2004, the income tax benefit created by the tax loss carryforwards resulting from losses before taxes was offset by an increase in the valuation allowance for deferred tax assets based on management taxable income estimates.

Net Loss

Our net loss totaled Ps.123.0 million during 2004, compared to Ps.10.2 million in 2003. This increase in net loss resulted mainly from higher exchange rate losses due to the depreciation of the Peso against the U.S. Dollar and the Euro, which was partially offset by increased operating income in 2004, compared to 2003.

Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2005 and 2004 and net income (loss) for the years ended December 31, 2005, 2004 and 2003:

    the capitalization of certain expenses under Argentine GAAP, which are expensed under U.S. GAAP;

    the accounting for derivatives and hedging activities;

    the effects of inflation accounting in the application of deferred tax method and the determination of the valuation allowance for tax credits;

    the accounting for the devaluation of the Peso under U.S. GAAP at December 31, 2001; and

    the recognition of certain credit corresponding to the reallocation on tariffs of the Occupnacy of public space levy under Argentine GAAP, which is reversed under U.S. GAAP until the time of the corresponding invoicing.

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation of shareholders' equity at December 31, 2005 and 2004 and net income (loss) for the years ended December 31, 2005, 2004 and 2003. Net income (loss) under Argentine GAAP for the years ended December 31, 2005, 2004 and 2003 was approximately Ps. 28.4 million, Ps. (123.0) million and Ps. (10.2) million, respectively, as compared to approximately Ps. 16.3 million, Ps. (99.0) million and Ps. 38.9 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2005, 2004 and 2003 was Ps. 681.2 million, Ps. 652.7 million and Ps. 775.7 million, respectively, as compared to approximately Ps. 193.0 million, Ps. 176.6 million and Ps. 275.6 million , respectively, under U.S. GAAP.

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

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by the new accounting standards are the following:

a) The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that in itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

b) The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nacion Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

c) In accordance to the new accounting standards, we have decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources

Liquidity

Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2005, 2004 and 2003 are shown in the table below:
	For the years ended December 31,
	2005	2004	2003
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	369.1	239.6	88.7
Net cash provided by operating activities	199.4	160.6	165.1
Net cash used in investing activities	44.6	31.1	14.2
Increase in cash and cash equivalents	154.8	129.5	150.9
Cash and cash equivalents at the end of the year	523.9	369.1	239.6

Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2005, 2004 and 2003, our cash and cash equivalents in U.S. Dollars amounted to U.S.$ 121.5 million, U.S.$ 114.5 million and U.S.$ 59.2 million, respectively.

We seek to meet our liquidity and capital requirements principally with cash flow from our continuous operations.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.199.4 million during 2005, and Ps.160.6 million during 2004. The increase in net cash flows provided by operating activities was mainly due to the net income of the year 2005 compared to the loss of the year 2004, partially offset by higher cash flows required by working capital.

Net cash provided by operating activities amounted to Ps.160.6 million during the year ended December 31, 2004 and Ps.165.1 million during the previous year. This decrease was mainly due to higher funds required by working capital partially offset by a higher operating income.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled Ps.44.6 million during 2005 compared to Ps.31.1 million during 2004. Net cash used in investing activities totaled Ps.31.1 million during 2004 compared to Ps.14.2 million used during the previous year. This increase in 2004 was mainly due to higher investments in network replacement, such as pipelines and gas meters, increased investments in new services and in hardware and software migration.

Net Cash Provided by Financing Activities

As a consequence of the impact of the Public Emergency Law and the decrees established thereunder on the Argentine financial system and on our financial situation, there were no significant financing activities during 2005 and 2004.

We did not pay any dividends in 2005, 2004 and 2003.

During 2005, our only cash provided by financing activities was generated by cash contributions of minority shareholders, resulting in our receipt of Ps.0.01 million.

Capital Resources

Since the beginning of the Argentine crisis, in December 2001, we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing with domestic and international financial markets being closed to us and to other Argentine companies. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility's tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per U.S.$1, and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

As of December 31, 2005 our total financial debt consisted of: (1) U.S. $100 million 9.875% Series A Notes due 2003, (2) Euro 109.5 million 7.375% Series B Notes due 2002, (3) U.S. $130 million LIBOR plus a margin ranging from 2.625% to 3.25% Series C Notes due 2004, (4) overdrafts with foreign financial institutions for a principal amount of U.S.$50 million due 2002 at an interest rate of 7.94% to 11.26% per annum and (5) overdrafts with Argentine financial institutions for a principal amount of Ps.75.7 million due 2002 with an 8% annual interest rate. Our financial debt as a percentage of our total capitalization amounted to 71.1% as of December 31, 2005, 71.0% as of December 31, 2004 and 64.7% as of December 31, 2003. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness. As of December 31, 2005, 2004 and 2003 our cash and cash equivalents in foreign currency totaled U.S.$145.3 million, U.S.$114.5 million and U.S.$59.2 million, respectively. We do not have any financial instruments for hedging purposes.

On November 9, 2005, we announced the commencement of a new solicitation of consents to restructure our unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE and improves its terms. Our proposal basically offers three options to our financial creditors:

    Cash option: we offer to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

    Exchange Option: For Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in semi-annual installments beginning June 2010, and has an 8% interest rate, from the initial payment to the sixth year, and 9% afterwards.

    Exchange Option: For Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in Pesos, and will have a 105% amount of the principal amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, and it pays the original principal amount of the debt in semi-annual installments beginning June 2012; it has interest rates ranging from 3% to 8% starting the eighth year.

Debt Restructuring

On April 12, 2006 we announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. We also announced our intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that time, our Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250,000,000, Series 2 Class A Notes for up to US$ 10,000,000, and Series 2 Class B Notes for up to Euros 40,000,000, which will be given in exchange to current bondholders.

On April 27, 2006, we announced the termination of the APE process. This termination expresses creditors' acceptance of our proposal submitted on November 9, 2005 as amended and supplemented.

On May 17, 2006, we announced that we had closed on an out-of-court basis the restructuring (the Restructuring") of our:

(i) U.S. $93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003 (the "Series A Notes");

(ii) Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002 (the "Series B Notes");

(iii) U.S. $130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes"); and

(iv) U.S. $50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt").

This was done pursuant to our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of such holders of the Existing Debt for cash and/or the exchange on behalf of such holders of the Existing Debt for new securities (the "Solicitations").

We also announced that, as part of the Restructuring and as contemplated by the Solicitations, we had:

  issued, pursuant to an Indenture date of April 28, 2006 (the "Indenture") and in exchange for the Existing Debt:

  (i) Series 1 Notes amounting to U.S. $236,285,638 in principal amount;

  (ii) U.S. Dollar-denominated Series 2 Notes amounting to U.S. $6,254,764 in principal amount;

  (iii) Euro-denominated Series 2 Notes amounting to Euros 26,070,450 in principal amount; and

  made payments amounting to:

(i) U.S. $105,608,444.71 to repurchase Existing Debt tendered into or reallocated to the cash option under the Solicitations, and

(ii) U.S. $19,090,493.96 and Euros 469,268.10 in respect of interest that would have accrued on the Series 1 Notes and the Series 2 Notes through December 30, 2005 had they been issued on January 1, 2005.

After giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the Existing Debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our unsecured financial indebtedness amounted to the equivalent of U.S.$ 299.9 million based on exchange rates on May 12, 2006, the date on which we issued and exchanged our Notes.

The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed U.S.$ 20 million; (iii) a limitation on our capital expenditures until U.S.$ 75 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized U.S.$ 75 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed U.S. $25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our License by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders.

Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our License provisions and ensure safe operation of the network. During 2005, 2004 and 2003 our capital expenditures amounted to approximately Ps.44.6 million, Ps.31.1 million and Ps.14.2 million, respectively. As of March 31, 2006 and for the three month period ended as of that date our capital expenditures amounted to Ps.9.3 million.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2006 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

      Research and Development, Patents and Licenses

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

      Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2005:
	Past due	2006	2007	2008	2009	2010	More than five years
Financial Debt (1)	1,673.1	--	--	--	--	--	--
Power Plant Sales	--	56.5	56.1	56.1	56.1	42.2	198
Gas Purchase (2)	--	222.5	24.2	23.2	15.9	14.5	--
Transportation Capacity (3)	--	192.0	189.0	189.0	189.0	189.0	672.6

	2006	2007	2008	2009	2010	More than five years
	MMCM per day
Power Plant Sales	12.3	12.4	12.4	12.4	9.6	45.5
Gas Purchase	10.8	1.6	1.5	1.0	0.9	--
Transportation Capacity	23.0	22.6	22.6	22.6	22.6	92.4

      (1) On March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. On May 17, 2006, we announced the closing, on an out-of-court basis, of the restructuring of approximately 95% of our debt.

      (2) For these estimated committed amounts we considered wellhead price of gas resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As of July 2005 we have considered prices effective from that date until the end of the current contracts.

      (3) For these estimated committed amounts we considered transportation prices that are still in effect as of the date of this annual report.

      See Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring".

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

    During 2005, our Board of Directors met 22 times. As of the date of this report, our Board had met 12 times during 2006.

    Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions".

    The members of our Board of Directors as of the date of our annual report are set forth below:

Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Roberto Daniel Brandt	(a)	1st Vice President	2004	2006	2007
Vito Sergio Camporeale	(a)	2nd Vice President	2003	2006	2007
Diego Hollweck	(a)	Director	2006	2006	2007
Luis Augusto Domenech	(a)	Director	2003	2006	2007
Graham John Cockroft	(a)	Director	2001	2006	2007
Patricia Laura Carcagno	(a)	Director	2006	2006	2007
Jorge Emilio Verruno	(b)	President	2005	2006	2007
Victor Jose Sardella	(b)	Director	2003	2006	2007
Roberto Alvarez Alvarez	(b)	Director	2004	2006	2007
Juan Carlos Fronza	(b)	Director	2004	2006	2007
Jorge Alberto Depino	(c)	Director	2004	2006	2007
Cristian Marcaida	(a)	Alternate	2003	2006	2007
Neil Harvey	(a)	Alternate	2005	2006	2007
Cynthia Gimenez Arrillaga	(a)	Alternate	2003	2006	2007
Alejandro Rafael Segura Millen Sours	(a)	Alternate	2006	2006	2007
Andres Cordero Gimenez	(a)	Alternate	2006	2006	2007
Aldo Mario Siciliano	(a)	Alternate	2006	2006	2007
Carolina Fino	(b)	Alternate	2006	2006	2007
Luis Chaparro	(c)	Alternate	2004	2006	2007

    __________

    Notes:

    (a) Representative of Class A shareholders.

    (b) Representative of Class B shareholders.

    (c) Representative of Class C shareholders.

    Set forth below are brief biographical descriptions of our directors.

    Jorge Emilio Verruno, 57, was named independent member of the Board of Directors, is a member of the Audit Committee, President of the Board and of the Audit Committee since July 29, 2005. Mr. Verruno holds a title of Public Accountant from the University of Buenos Aires and has held different positions at Pistrelli, Diaz y Asociados since 1971 until 2002, and was named Managing Partner in 1993. In 1998 he was named Director, Partner of the Audit Division and Management Consultancy at Andersen Latinamerica and in 2002 Executive Director of Operations at Ernst & Young for South America. Since 2004 he has been an independent director and member of the Audit Committee at Banco Rio de la Plata S.A.

    Vito Sergio Camporeale, 59, is Second Vice President of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 1999 he has been Argentine administration director of Repsol YPF. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the controller director for ASTRA Group.

    Roberto Daniel Brandt, 50, is First Vice President of our Board of Directors. He is an economics graduate of the University of Buenos Aires and has a Master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and trading chief of YPF, an advisor to the Argentine Energy Secretariat and a consultant regarding domestic and international oil, gas and electricity issues. Mr. Brandt was named our general director on April 2, 2004.

    Luis Augusto Domenech, 53, currently serves as a member of our Board of Directors. He has a degree in business administration from the University of Buenos Aires. He has approximately 20 years experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our general director in 2002, Mr. Domenech served as our Administration and Finance Director. Currently, he is the general director of Comphania de Gas de São Paulo S.A. or "Comgas".

    Graham John Cockroft, 43, currently serves as a member of our Board of Directors. He has a Master of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved to BG Group's South American operations and is currently the Regional Strategy Manager of BG Group in South America. His responsibilities include asset management oversight for various South American pipeline and utility companies. He is currently on the Board of Directors of Gas Argentino.

    Patricia Carcagno, 44, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

    Victor Jose Sardella, 55, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and the new projects sector of ASTRA C.A.P.S.A. Currently, he is the general manager of Pluspetrol Energy S.A.

    Carolina Fino, 37, is an alternate member of our Board of Directors. She has a law degree from Universidad Catolica Argentina, a Master of Laws from Harvard University (1997) and an Executive MBA from Instituto de Empresa (Madrid, 2002). Since January, 2005 she has been working in the Legal Matters Department of YPF as Countries Coordination and Participated Companies Manager. She is an Alternate Director of Central Dock Sud S.A. In 1993 she worked as a lawyer at ASTRA C.A.P.S.A. and from 1998 to 2004 she worked in the Legal Matters Department for the Repsol YPF Group, in Madrid.

    Roberto Alvarez Alvarez, 52, is a member of our Board of Directors. He is a business administration graduate of Universidad Catolica Argentina. He was a member of the management committee of Banco Caudal from 1989 to 1996. He is a member of the Board of Directors of Aldazabal Sociedad de Bolsa and Mapfre Seguros de Vida S.A.

    Juan Carlos Fronza, 70, is a member of our Board of Directors. He is a mechanical engineer from Universidad de La Plata. From 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From 1983 to 2002 he was the chief executive officer of Copetro S.A.

    Jorge Alberto Depino, 46, is a member of our Board of Directors. He is a mechanical engineer and from 1981 to 1992 he worked for Gas del Estado S.E. From 1992 to 2002 he worked for us in the operations area.

    Diego Hollweck, 35, is a member of our Board of Directors. He has a degree in economics and a Master's degree in finance from the University of Buenos Aires. He has worked for BG Group as Treasury Manager, South America, from 2003 to the date of our annual report. He has worked for Enron, South America (São Paulo) in Business Development, Corporate and Structured finance, Risk Management and Project Asset Management. Prior to working at Enron, he worked for Price Waterhouse & Co. S.R.L. in Buenos Aires in Financial Advisory Services.

    Cristian Marcaida, 38, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a Master's degree in business administration at the Instituto de Altos Estudios Empresariales. Currently he works in the business development area of BG Group Argentina.

    Neil Harvey, 48, is an alternate member of our Board of Directors. He is a public accountant and graduated from Southampton College of Higher Education (Sandwich) - ICMA. He worked in the Exploration and Production Department of British Gas in April, 1990. He also worked for British Gas Bolivia as Finance Manager and for British Gas Brazil as Finance Regional Manager.

    Cynthia Gimenez Arrillaga, 39, is an alternate member of our Board of Directors. She is a Certified Public Accountant and also has a Business Administration degree from the University of Buenos Aires. She works for BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000, and recently she was appointed to the position of Office General Manager for Argentina. Previously, she worked at Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, from June, 1998 to April, 2000.

    Alejandro Rafael Segura Millen Sours, 34, is an alternate member of our Board of Directors. He has a law degree from Instituto Autonomo de Mexico (Mexico City) and a Master's in Law from Columbia University (New York). He has worked at the Inter-American Investment Corporation, which is affiliated with the Inter-American Development Bank, in Washington D.C. and at Curtis, Mallet-Prevost, Colt & Mosle in New Cork City. Currently, he serves as a regional lawyer in BG South America.

    Andres Cordero Gimenez, 60, is an alternate member of our Board of Directors, holds a title of Industrial Engineer from the Universidad Catolica Argentina, Oil Engineer from University of Buenos Aires, and is currently the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A.

    Aldo Mario Siciliano, 54, is an alternate member of our Board of Directors. He holds the title of Public Accountant from the University of Buenos Aires since 1974. He is presently Tax Manager at YPF S.A., and previously held Tax Manager positions at ASTRA C.A.P.S.A., and other companies in the oil industry. Mr. Siciliano is a member of the Tax Committee of the Oil Industry Chamber and member of the Consulting Board of Fiscal Salary Matters at the Anonymous Society Chamber. He has been a professor at the University of Buenos Aires, teaching Theory and Tax Techniques.

    Luis Chaparro, 39, is an alternate member of our Board of Directors. From 1992 to 1998 he worked for us. He was previously employed by Gas del Estado and he is currently employed by Xerox S.A.

    Officers

    Set forth below is a list of our principal executive officers at December 31, 2005. All of our executive officers are residents of Argentina.

Name	Position	Since
Roberto Daniel Brandt	General Director	2004
Patricia Carcagno	Operations Director	2005
Enrique Barruti	Human Resources Director	1997
Fernando Aceiro	Commercial Director	2002
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director	2004
Eduardo Villegas Contte	Administration and Finance Director	2002
Juan Pablo Mirazon	Internal Auditor Director	1999
Valeria Soifer	Comptroller	2003

    Roberto Daniel Brandt, 50, was appointed to his current position as General Director in 2004. He is an economics graduate of the University of Buenos Aires and has a master's degree in economics from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and price chief of YPF, an advisor to the Argentine Energy Secretariat and a consultant regarding domestic and international oil, gas and electricity issues. He joined us in 2002 as Corporate Affairs Director.

    Patricia Carcagno, 44, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

    Enrique Barruti, 57, was appointed to his current position as Human Resources Director in 1997. He holds a degree in economics. He has more than 20 years of local and international experience in human resources and worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University.

    Fernando Aceiro, 41, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Catolica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

    Magdalena Gonzalez Garaño, 54, was appointed to her current position as Legal and Regulatory Affairs Director in 2004. She has a law degree from the University of Buenos Aires. She joined us in 1993 as regulatory affairs manager and in 1998 was appointed legal manager. Since 1993 she has worked as Secretary for Gas Argentino's Board of Directors. Prior to joining us she was an associate at Cardenas, Cassagne & Asociados from 1991 to 1993.

    Eduardo Villegas Contte, 50, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

    Juan Pablo Mirazon, 40, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

    Valeria Soifer, 41, was appointed to the position of Comptroller in 2003. She has a Business Administration degree from the Babson College (USA) and a Master's degree in Hydrocarbons Commercialization from ITBA (Buenos Aires). She has worked in the Strategic Planning and Control Department of Repsol-YPF.

    Supervisory Committee

    Our By-Laws provide for a Comision Fiscalizadora, or "Supervisory Committee", consisting of three members and three alternate members elected by our shareholders for one year terms. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: "Major Shareholders and Related Party Transactions".

    Under our By-Laws, meetings of the Supervisory Committee may be called by any member of the Committee. The quorum for such meeting of the Supervisory Committee is three of its members being present. Resolutions of the Supervisory Committee must be passed by a majority of its members to be valid. Under the Argentine Corporations Law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing compliance by the Board of Directors of applicable laws, our By-Laws and shareholders' resolutions, preparing a report to our shareholders on our financial statements, attending shareholders' meetings and providing information upon request by holders of at least 2% of our capital stock. The Supervisory Committee is also authorized to call ordinary and extraordinary shareholders' meetings and to place items on the agenda for meetings of shareholders or the Board of Directors. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law. Our directors, officers or employees and those of our affiliates may not be members of the Supervisory Committee.

    The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:

Name	Position	Since	Profession	Date of Appointment
Diego Maria Serrano Redonnet	Member	2005	Attorney	2006
Maria Gabriela Grigioni	Member	2005	Attorney	2006
Oscar Alberto Orona	Member	1997	Attorney	2006
German Fernandez Lahore	Alternate	2005	Attorney	2006
Santiago Daireaux	Alternate	2005	Attorney	2006
Pablo Rueda	Alternate	2005	Attorney	2006

    Diego Maria Serrano Redonnet, 39, has a Law degree from Universidad Catolica Argentina and a Master of Laws from Harvard University (USA). He is a partner of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, specializing in Banking and Finance Law.

    Maria Gabriela Grigioni, 42, has a Law degree from Universidad de Buenos Aires. From 1987, she worked as a commercial law advisor in the legal department of auditing firms and companies, following which she worked in the Argentine Securities Commission (Comision Nacional de Valores). She is a partner at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm.

    Oscar Alberto Orona, 58, is the Legal Affairs Manager of the petroleum and gas division of YPF. Mr. Orona holds a law degree from University of Belgrano.

    German Fernandez Lahore, 37, has a Law degree from Universidad de Buenos Aires. During 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization. In 1998, he participated in the Academy of American and International Law of the Southwestern Legal Foundation in Dallas, Texas. He also has a Master in Natural Resources Law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (UK). He has worked as a lawyer for Beccar Varela, de Quintana Minerals Santa Cruz Law Firm and as foreign associate of Haynes and Boone Law Firm (Dallas, Texas). Since 2002, he has been working on Oil Matters Management in the Legal Matters Department of YPF.

    Pablo Rueda, 42, has a Law degree and a Master in Oil and Gas from Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as a lawyer in Marval, O'Farrell & Mairal Law Firm, as a foreign associate in Rabin Leacock Lipman (UK), in charge of the New York Office of Marval, O'Farrell & Mairal Law Firm (1993-1996), and currently at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

    Santiago Daireaux, 38, has a Law degree from Universidad Catolica Argentina. He attended a postgraduate course in Corporations Legal Regime, at Universidad Catolica Argentina. He has a Master of Laws from University of Pennsylvania (USA). He worked as a legal assistant in Trevisan Law Firm, as an associate in Moltedo Law Firm, in Fornieles & del Carril Law Firm, as a foreign associate in Reboul, MacMurray, Hewitt, Maynard & Kristol, NewYork (USA), and in Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

    Audit Committee

    Pursuant to Decree No. 677/2001 the CNV issued Resolutions No. 400 on March 26, 2002 and No. 402 on April 25, 2002, setting out preliminary criteria for establishing Audit Committees (Comites de Auditoria). Accordingly, we are required to establish an Audit Committee comprised of at least three directors the majority of whom must be independent of us and our controlling shareholders and may not hold any executive position with us. As required by Resolution No. 402/2002, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

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

    The members of the Audit Committee are Jorge Emilio Verruno, Juan Carlos Fronza and Roberto Alvarez Alvarez, appointed at the shareholders meeting dated April 28, 2006 for a period of one year. Our Board of Directors has determined that Mr. Jorge Emilio Verruno meets the requirements of an "audit committee financial expert", as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards.

    Other Positions Held

    The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this annual report:
Name	Profession	Company	Position

Jorge Emilio Verruno	Public Accountant	Banco Rio de la Plata S.A.	Director
		Pistrelli Diaz y Asociados S.C.	General Partner
		Instituto Argentino de Ejecutivos en Finanzas	Member of the Supervisory Committee
		Tenaris S.A.	Audit Committee Adviser
Vito Sergio Camporeale	Public Accountant	YPF Inversora Energetica S.A.	President
		Compañia MEGA S.A	President
		Central Dock Sud S.A	President
		A-Evangelista S.A.	President
		MetroENERGIA S.A.	Vice President
		Gas Argentino S.A.	Vice President
		Pluspetrol Energy S.A.	Director
		Inversora Dock Sud S.A	Director

Roberto Daniel Brandt	Economist	Gas Argentino S.A.	President
		MetroENERGIA S.A.	President

Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Alternate Director
		Companhia de Gas de São Paulo (Comgas) SA (Brasil)	President
Graham John Cockroft	Business Administrator	Gas Argentino S.	Director
		BG Inversiones Argentinas SA.	Director
		Gasducto Cruz del Sur S.A.	President
		BG E&P Brasil Ltda.	Manager
		BG do Brasil Ltda.	Manager
		BG Com. e Imp. Ltda.	Manager
		BG GNV do Brasil Ltda.	Manager
		Companhia de Gas de São Paulo (Comgas) S.A . (Brasil)	Manager
Victor Jose Sardella	Industrial Engineer	Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		Inversora Dock Sud. S.A	Director
		Gas Argentino S.A.	Director
Carolina Fino	Lawyer	Gas Argentino S.A.	Alternate Director
		Central Dock Sud S.A.	Alternate Director
		Inversora Dock Sud S.A.	Alternate Director
		Pluspetrol Energy S.A.	Alternate Director
Roberto Alvarez Alvarez	Business Administration	Aldazabal y Cia. S.A: Soc. De Bolsa	Director
		Mapfre Argentina Seguros de Vida S.A.	Director
		Boldt S.A.	Alternate Director
Juan Carlos Fronza	Mechanical Engineer	--	--
Jorge Alberto Depino	Mechanical Engineer	--	--
Diego Hollweck	Economist	Transportadora de Gas Bolivia - Brasil (TBG) S.A. (Brasil)	Director
		Companhia de Gas de São Paulo (Comgas) S.A. (Brasil)	Director
		Gas Argentino S.A.	Director
Cristian Marcaida	Mechanical Engineer	BG Argentina S.A.	President
		BG Inversiones Argentinas SA,	Vice President
		Gas Argentino S.A.	Alternate Director
		Gas Link SA,	Director
		MetroENERGIA S.A.	Director
		GCDS Suc Arg.	Legal Representative
Cynthia Gimenez Arrillaga	Business Administrator and Public Accountant	BG Group	Finance and Administration Manager
		BG Argentina S.A.	Director
		Gas Link SA,	Director
		BG Inversiones Argentinas SA,	Director
		BG International Limited Suc Argentina,	Legal Representative
		Gasoducto Cruz del Sur Suc Argentina.	Legal Representative
		MetroENERGIA S.A.	Alternate Director
Patricia Laura Carcagno	Chemistry Engineer	Gas Argentino S.A.	Alternate Director
		MetroENERGIA S.A.	Alternate Director
Neil Harvey	Public Accountant	-	-
Alejandro Rafael Segura Millen Sours	Lawyer	BG Latin America	Regional Lawyer
Andres Cordero Gimenez	Industrial Engineer	-	-
Aldo Mario Siciliano	Public Accountant	MetroENERGIA S.A.	Alternate Director
Luis Chaparro	Technician	XEROX S.A.	Employee

    Compensation

    Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at a meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2005, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was approximately Ps. 358,800, including the amount reserved to provide for pension, retirement or similar benefits and for executive officers paid or accrued in that year for services in all capacities was approximately Ps. 3.0 million, including the amounts reserved to provide for pension, retirement or similar benefits. Certain of our directors voluntarily forfeited their accrued compensation.

    Board Practices

    Our Board of Directors' duties and responsibilities are established by Argentine law and our By-Laws, and is comprised of a minimum of eleven directors and alternate directors. The directors and alternate directors serve from one to three-year renewable terms, as resolved at the relevant shareholders meeting and are elected at special shareholders' meetings held in conjunction with our annual ordinary shareholders' meeting. Our Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

    No Director or principal executive officer has entered into an employment agreement with us. No contracts for services were entered into between us and the directors or executive officers providing for benefits upon termination of their office or employment, other than as provided by law.

    Employees

    At December 31, 2005, we had 999 full-time and 2 part-time employees, a reduction of approximately 50% from the Takeover Date.

    The following table sets forth the number of employees at December 31, 2005, 2004 and 2003 by department:
Department	Number of Employees at December 31, 2005	Number of Employees at December 31, 2004	Number of Employees at December 31, 2003
General Directorate	44	43	47
Operations	433	427	409
Human Resources	57	64	56
Commercial	360	372	372
Corporate Affairs	13	15	14
Administration & Finance	94	93	89
Total	1,001	1,014	987

    As of December 31, 2005, approximately 34.4% of our employees were affiliated with Sindicato Capital, approximately 0.1% were affiliated with Asociacion del Personal Jerarquico, or "APJ", approximately 0.1% were affiliated with Union Personal Superior, or "UPS", and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2003, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

    Share Ownership

    As of the date of this annual report, Jorge Alberto Depino, one of our directors, owned a total of 52,910 Class C Shares and Luis Chaparro, one of our alternate directors, owned a total of 25,719 Class C Shares. This share ownership represents less than 1% of our shares. No other director or member of senior management owns any of our capital stock as of the date of this annual report.

    We have no arrangements for the issuing or granting of our options, shares or securities to our employees nor do we have any other arrangement for involving our employees in our capital.

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

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2005.
Shareholders	Class of Shares	Number of Shares	Approx. % of	Approx. % of
		Owned	Class	Outstanding
				Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
Private Investors	B	74,892,522	33.7%	13.2%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

      __________

      Notes:

      (a) The Class C Shares were set aside by the Argentine government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-Our History and Development-Privatization of Gas del Estado and Our Creation".

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

      Gas Argentino

      Gas Argentino, an Argentine corporation formed for the purpose of, and limited by its by-laws to, acting as the holding company for our shares, owns 70% of our shares, including all the Class A Shares (representing 51% of our capital stock) and 48.7% of the Class B Shares (representing 19% of our capital stock). Our Class B Shares represent in the aggregate 39% of our total stock. Gas Argentino controls our Board and, therefore, our dividend policy and has the power to approve or object to the declaration, amount, if any, and payment of our dividends, subject to applicable laws.

      Pursuant to the terms of the Pliego and since February 9, 1999, Gas Argentino has had the right to freely dispose of its Class B Shares but is required to hold on to its Class A Shares during the term of our License, unless otherwise authorized by ENARGAS as described below. Since December 28, 1995, ENARGAS has had the right to consent to any transfer by Gas Argentino of its Class A Shares to a transferee which will own all of our Class A Shares (i) if the quality of the service provided by us will not be affected by the transfer and (ii) if it is made pursuant to a transaction in which the existing Technical Assistance Agreement or a new agreement approved by ENARGAS is in force. The aforementioned restrictions apply in the event of any dilution of the shareholdings of Gas Argentino in us by virtue of the issuance of shares or by other means.

      Gas Argentino may petition ENARGAS for permission to liquidate its assets and distribute its holdings in us to its own shareholders. Such approval may be granted if ENARGAS determines that the capital market conditions are appropriate and if such action would not adversely affect the public interest.

      On December 7, 2005, Gas Argentino entered into an agreement with the holders of its financial indebtedness (funds managed by Ashmore Investment Management Limited, or the "Ashmore Funds," and Marathon Asset Management) to discharge all financial obligations related to such financial indebtedness in exchange for (i) the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of Gas Argentino's common stock amounting to 30% of Gas Argentino's post-issuance common stock, and (ii) the transfer to the Ashmore Funds and Marathon Asset Management of approximately 19.2% and 80.8%, respectively, of our Class B Shares owned by Gas Argentino (representing approximately 3.65% and 15.35%, respectively, of our capital stock). Gas Argentino has also informed us that such restructuring is subject to, among other things, consultation with, and if required, approval by, ENARGAS and the Comision Nacional de Defensa de la Competencia (the National Commission for Competition Defense). Gas Argentino has further informed us that in connection with such restructuring, its current shareholders (BG Inversiones Argentinas S.A., or "BG Inversiones," and YPF Inversora Energetica S.A., or "YPF Inversora") will sign a new shareholders' agreement with the Ashmore Funds that will require BG Inversiones' consent, YPF Inversora and the Ashmore Funds for a number of actions that we may propose to take and will contain provisions relating to the appointment of our directors, statutory auditors (sindicos) and officers. Upon consummation of such restructuring, Gas Argentino's capital stock will be held by BG Inversiones (38.3%), YPF Inversora (31.7%), and the Ashmore Funds (30%).

      Shares in Gas Argentino as of December 31, 2005 were held as follows:
	Percentage of Outstanding	Indirect Percentage Interest in
Shareholder	Common Shares of Gas Argentino	MetroGAS
BG Inversiones Argentinas S.A.	54.67%	38.27%
YPF Inversora Energetica S.A.	45.33%	31.73%
Total	100.00%	70.00%

      Set forth below is a brief description of Gas Argentino's shareholders.

      BG Inversiones Argentinas S.A.

      BG Inversiones Argentinas S.A. is a wholly owned subsidiary of BG Group. BG Group is a corporation which emerged from a privatization carried out by the British government in 1986 and certain subsequent restructurings. BG Group owns and operates one of the world's most extensive gas transportation systems. It is also a leader in technology and research and provides consulting and technical assistance throughout the world.

      YPF Inversora Energetica S.A.

      YPF Inversora Energetica S.A. is a subsidiary of Repsol YPF S.A., the direct owner of 98.99% of the capital stock of YPF S.A. Repsol YPF S.A. is an integrated oil and gas company which is engaged in all areas of the oil business, including exploration, development and production of crude oil and production of natural gas, crude oil transportation, refining of crude oil, production of crude oil by-products and marketing of crude oil, crude oil by-products, petrochemicals and liquid petroleum gas.

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

      Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2005 was as follows:

Country	Class	Amount

Argentina	A	290,277,316(a)
	B	208,120,501(b)
	C	56,917,121
Other countries	B	13,856,270

      __________

      Notes:

      (a) Held by Gas Argentino.

      (b) 108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2005, we had 1,153 record holders of our stock in Argentina and 50 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 5.1 million, Ps.4.6 million and Ps.4.5 million under the Technical Assistance Agreement during the years ended December 31, 2005, 2004 and 2003, respectively. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement".

      In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 1.8 million, Ps.2.4 million and Ps.1.1 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2005, 2004 and 2003, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the years 2005, 2004 and 2003. YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 98.9 million, Ps.98.3 million and Ps.85.0 million during the years ended December 31, 2005, 2004 and 2003, respectively, for gas purchases from YPF S.A.

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

      Additionally, during the years ended December 31, 2005, 2004 and 2003 we accrued expenses related to certain transportation contracts with Gas Natural BAN S.A., indirectly related to YPF S.A. amounting to approximately Ps. 6.6 million, Ps.9.0 million and Ps.11.1 million, respectively. As of December 31, 2005, 2004 and 2003 we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to YPF S.A, for approximately Ps.0.6 million, Ps.1.1 million and Ps.1.1 million, respectively.

      We supplied gas and transportation and distribution services of approximately Ps. 2.7 million, Ps.2.1 million and Ps.1.6 million during the years ended December 31, 2005, 2004 and 2003, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

      Our management believes that all our transactions with related parties were negotiated on an arm's-length basis and contain terms no less favorable to us than we could have obtained in transactions with unrelated parties.

      For further information regarding certain transactions with related parties, see Note 7 to our Annual Consolidated Financial Statements.

      Interests of Experts and Counsel

    Not Applicable.

    FINANCIAL INFORMATION
      Consolidated Statements and Other Financial Information

      Our Annual Consolidated Financial Statements are filed as part of this annual report.

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

      On October 11, 2002, we requested a rate adjustment from ENARGAS pursuant to the Article 46, of Law No. 24,076. This request has not been resolved by ENARGAS and we intend to include such adjustment in our tariff renegotiation.

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

      We have been subject to various legal proceedings brought by the Province of Neuquen and the Province of Rio Negro, which we have vigorously defended. As of March 31, 2006 these Provinces allege that we owe approximately Ps. 234.6 million.

      The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine government's responsibility for stamp taxes accrued prior to December 28, 1992, the date of the privatization of Gas del Estado, although no assurances can be given that the Argentine government will ultimately pay such stamp taxes, if so required.

      ENARGAS has notified us and the Ministry of Economy that stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the payment of stamp tax with respect to Tacit Acceptance Contracts is upheld by the Supreme Court, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquen in respect of stamp taxes. In the past, ENARGAS has not permitted us to pass through certain material costs and no assurance can be given that, if we are required to pay these stamp taxes, our tariffs will be increased sufficiently to fully or partially compensate us.

      TGS filed a declaratory action against the Province of Rio Negro with the Supreme Court and obtained an injunction as a consequence of which the Province of Rio Negro has suspended all collection proceedings until the Supreme Court issues a final ruling. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

      No assurance can be given as to whether the imposition by the Provinces of Neuquen and Rio Negro of stamp taxes on Gas del Estado's pre-privatization contracts or on our Tacit Acceptance Contracts executed after the privatization of Gas del Estado will be upheld, whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes or whether we will be able to recover through tariff increases stamp taxes on Tacit Acceptance Contracts entered into after the takeover date. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change.

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

      GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2006, the GCBA alleges that we owe approximately Ps.11.3 million. We have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass through to the consumers the rate imposed by GCBA.

      Occupancy of Public Space Levy

      In 1998, GCBA created the Occupancy Rate applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of March 31, 2006 the GCBA alleges that we owe approximately Ps.44.5 million (including interests and fines).

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

      Penalties

      Pursuant to ENARGAS' Resolution No. 2778/2003 dated January 7, 2003, ENARGAS determined that the amount of Ps.3.8 million were charges unduly collected by us from our customers and fined us Ps.0.5 million due to such unauthorized collection of charges. On February 12, 2003, we challenged such Resolution by initiating appropriate administrative proceedings with respect to the rationale of such Resolution and the rate of interest applied to our fine. As of March 31, 2006, the total amount claimed by ENARGAS was Ps.17.3 million, including interest and fines. We have established reserves with respect to any potential liability we may have based on what we reasonably consider such liability would be.

      Income Tax-Bad debt deduction

      On November 5, 2002, we were notified by the Administracion Federal de Ingresos Publicos, or "AFIP", of its ex officio ruling that disallowed bad debt deductions on our income tax returns for 1996 and 1997 and ordered an increase in our tax liability for those years of Ps. 0.9 million and Ps.1.6 million, respectively.

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

      On December 3, 2002, Decree No. 2,442/2002 was published to provide that, for years ended after the date of publication, we may deduct as a bad debt a debt not exceeding an amount (subsequently set by AFIP at Ps.1,500) if it has remained unpaid for 180 days, notice of non-payment had been served on the debtor and the debtor's service had been disconnected or we have otherwise ceased to provide service to the debtor.

      On December 3, 2002, Executive Order No. 2,442/2002 was published, replacing Article 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution 1,457/2003 of AFIP was published, establishing the amount of Ps. 1,500. On June 18, 2004 General Resolution No. 1,693/2004 increased the deduction amount to Ps. 5,000.

      For the above mentioned reasons, we believe that the final outcome of this administrative proceeding will not adversely affect us.

      Nevertheless, on September 11, 2003 we were notified of a court order issued at the request of the AFIP informing the attachment of certain of our real properties in the city of Buenos Aires for approximately Ps. 6.9 million. This attachment was registered on November 26, 2002 at the corresponding registry. As of March 31, 2006, the total net book value of the attached fixed assets amounted to Ps. 38.9 million.

      Turnover tax (Province of Buenos Aires) - Rate increase

      During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

      On July 2003 the Province requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 7.6 million, including interests and fines), this claim was duly rejected by us. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

      We believe that the resolution to such matter will be favorable and, therefore have not recorded a provision for contingencies in this connection. Nevertheless, in the event that we are compelled to pay for such amounts, we will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

      Rates and charges

      Through Resolution No. 2778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On December 31, 2005 the total amount demanded by ENARGAS amounted to Ps. 17.3 million, including interests and fines, which has been recorded as a provision as of March 31, 2006.

      Executive proceedings

      As of the issuance of this document, we maintain certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

      As a consequence of one of the mentioned lawsuits a lien has been placed upon a building belonging to us located in the Autonomous City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of March 31, 2006.

      Two other creditors made a request for bankruptcy, which was rejected after we made the legal deposit of the demanded amounts. At present such amounts are kept in long-term deposits, renewable every 30 days, made out to the participating Court. Both creditors filed executive suits in order to be able to collect those amounts that were deposited.

      In addition, other bondholders have filed attachments on our current accounts and collections, amounting to Ps. 12.5 million as of March 31, 2006.

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

      Since Gas Argentino owns 70% of our capital stock, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on our earnings, financial condition and other factors, including the requirements of Argentine law. All our shares of capital stock rank pari passu with respect to the payment of dividends. BG Argentina and YPF, as minor shareholders of MetroENERGIA, have renounced any dividend collection as long as we restructure and pay our financial debt.

      We have paid the following aggregate dividends for the respective fiscal years:

Fiscal year 2001:	Ps.100.3 million (adjusted for inflation as of February 28, 2003) were paid in cash;
Fiscal year 2002:	no dividends were paid;
Fiscal year 2003:	no dividends were paid;
Fiscal year 2004:	no dividends were paid; and
Fiscal year 2005:	no dividends were paid.

      Our Board of Directors proposed to ratify an interim dividend payment for 2001. Taking into consideration that the distributed interim dividend constitutes a dividend paid in advance of net income for the year 2001, we shall transfer the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The Shareholders' Meeting held on April 30, 2002, ratified the interim cash dividend and the above mentioned proposal of the Board of Directors.

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

      Significant Changes

    On April 12, 2006 we announced the acceptance of tenders of approximately 95% of our total outstanding financial debt pursuant to our restructuring offer. We also announced our intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

    Our Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250,000,000, Series 2 Class A Notes for up to US$ 10,000,000, and Series 2 Class B Notes for up to Euros 40,000,000, which will be given in exchange to current bondholders. The new notes were issued pursuant to the Indenture dated April 28, 2006.

    For a complete description of our Restructuring, please see Item 5: "Operating and Financial Review and Prospects-Debt Restructuring".

    On May 17, 2006, we announced the closing, on an out-of-court basis, of the restructuring of our financial debt. We also announced that, as part of the Restructuring and as contemplated by the Solicitations, on May 12, 2006 we had issued, in exchange for Existing Debt, Series 1 Notes aggregating U.S.$236,285,638 in principal amount, U.S. Dollar-denominated Series 2 Notes aggregating U.S.$6,254,764 in principal amount and euro-denominated Series 2 Notes aggregating euros 26,070,450 in principal amounts and had made payments aggregating U.S.$105,608,444.71 to repurchase Existing Debt tendered into or reallocated to the cash option under the Solicitations and U.S.$19,090,493.96 and euros 469,268.10 in respect of interest that would have accrued on the Series 1 Notes and the Series 2 Notes through December 30, 2005 had they been issued on January 1, 2005.

    After giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the Existing Debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our unsecured financial indebtedness aggregated the equivalent of U.S.$299,903,286 based on exchange rates on May 12, 2006.

    The following is a summary description of the exchange notes issued:
	Nominal value (millions) & Currency	Interest rate % and period	Maturity
Exchange notes:

Series 1 Notes	U.S.$ 236.3	8 % from 2005 to 2010	2014
		9 % thereafter

Series 2 Notes	U.S.$ 6.3	3 % from 2006 to 2007	2014
		4 % from 2007 to 2009
		5% from 2009 to 2011
		7 % from 2011 to 2012
		8 % thereafter
	Euros 26.1	(a)	2014

    __________

    (a) Series 2 Notes denominated in Euros will bear interest on the outstanding principal amount thereof at the market equivalent of the interest rate borne by Dollar-denominated Series 2 Notes based on mid-market swap rates published by Bloomberg L.P. at 4:30f p.m., New York City time, two Business Days prior to the date of issuance of the Series 2 Notes in the Forward Curve Analysis Page (FWCV) and the Basis Curve Page (TTSA).

    THE OFFER AND LISTING
      Offer and Listing Details

      New York Stock Exchange

      American Depositary Shares

      Our ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS". The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York (the "Depositary") as of February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:

	High	Low

2001:	8.98	4.50
2002:	7.00	0.80
2003:	7.76	1.49
2004:	4.49	3.88
2005:	6.18	4.00

2004:
First Quarter	7.22	5.23
Second Quarter	5.46	3.60
Third Quarter	4.59	3.27
Fourth Quarter	4.60	3.88

2005:
First Quarter	6.18	4.00
Second Quarter	5.15	4.25
Third Quarter	5.25	4.16
Fourth Quarter	5.10	4.09

Recent Six Months
January 2006	4.42	4.10
February 2006	4.15	4.03
March 2006	4.14	3.90
April 2006	4.14	3.70
May 2006	4.00	3.34
June 1 through June 14, 2006	3.50	3.20

      On December 31, 2005, the last reported sales price of the ADSs on the New York Stock Exchange was U.S.$4.09. On December 31, 2005, there were approximately 1,244,537 ADSs outstanding and approximately 33 holders of ADSs. Such ADSs represented approximately 5.6% of the total number of issued and outstanding Class B Shares as of December 31, 2005.

      Class B Shares

      The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR". The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:

	High	Low

2001:	0.88	0.46
2002:	1.10	0.32
2003:	2.15	0.54
2004:	2.15	1.00
2005:	1.74	1.19

2004:
First Quarter	2.15	1.50
Second Quarter	1.61	1.05
Third Quarter	1.39	1.00
Fourth Quarter	1.41	1.11

2005:
First Quarter	1.74	1.26
Second Quarter	1.50	1.24
Third Quarter	1.51	1.19
Fourth Quarter	1.50	1.28

Recent Six Months
January 2006	1.41	1.30
February 2006	1.30	1.21
March 2006	1.28	1.19
April 2006	1.29	1.18
May 2006	1.24	1.01
June 1 through June 14, 2006	1.06	1.00

      On December 31, 2005, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.30 per share. On December 31, 2005, there were approximately 1,170 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets

      The Argentine Securities Market

      There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades in Argentina are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2005 was approximately U.S. $4.8 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2005, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately U.S. $254.5 billion compared to U.S. $231.6 billion on December 31, 2004. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market", affiliated with such exchange.

      Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electronico S.A., or the "MAE" or the "OTC Market", an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

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

      Certain information regarding the Argentine securities market is set forth in the table below:
	2005	2004	2003	2002	2001

Market capitalization (U.S. $ billions)	254.4	231.6	185.1	103.3	192.5
Annual volume (US $ millions)	6,204	4,435	2,889	1,272	6,969
Average daily trading volume (US$ millions)	24.6	16.4	10.5	5.1	34.8
Number of listed companies	95	96	99	107	113

      __________

      Source: Buenos Aires Stock Market.

      The New York Stock Market

      The NYSE Group is the world's leading and most technologically advanced equities market. NYSE Group operates two securities exchanges: the New York Stock Exchange (the "NYSE") and NYSE Arca (formerly known as the Archipelago Exchange, or ArcaEx®, and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services.  To protect investors, the health of the financial system, and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms, create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. ET each business day of the year.

      As of December 31, 2005, the NYSE listed approximately 2,672 issuers, which includes operating companies, closed-end funds and exchange traded funds.

      On March 7, 2006, the NYSE Group, Inc., a for-profit, publicly-owned company, was formed out of the merger of the New York Stock Exchange and Archipelago Holdings, Inc.  The merger is the largest ever among securities exchanges.

      On March 22, 2006, the New York Stock Exchange received approval from the Securities and Exchange Commission to begin full implementation of its Hybrid Market initiative. Designed to offer customers greater choice in order-execution services, the NYSE Hybrid Market expands customer ability to trade instantaneously with certainty and anonymity without sacrificing the price improvement and market quality of the floor-based NYSE auction market. This SEC approval allows the Exchange to advance the Hybrid Market implementation program - which currently includes 154 listed companies and incorporates advanced trading technology for floor brokers and specialists - to all member firms representing customer orders in all NYSE-listed stocks.

      Certain information regarding the Non-U.S. Companies which trade in the NYSE is set forth in the table below:
	2005	2004	2003	2002	2001
Non-U.S. Companies' capitalization (U.S. $ billions)	1,234.8	977.3	729.4	702.3	787.9
Non-U.S. Companies' Annual volume (U.S. $ millions)	40,877.1	38,365.1	34,881.8	33,803.5	29,072.8
Non-U.S. Companies' Average daily trading volume (U.S. $ millions)	162.2	152.2	138.4	134.1	117.2
Non-U.S. Companies' Number of listed companies	453	460	467	473	462
Countries	47	47	50	51	53

      __________

      Source: New York Stock Exchange

      Selling Shareholders

      Not Applicable.

      Dilution

      Not Applicable.

      Expenses of the Issue

    Not Applicable.

    ADDITIONAL INFORMATION
      Share Capital

      As of the date of this annual report, our capital stock amounted to Ps.569,171,208, all of which is fully subscribed, registered and paid-in.

      Our shares are comprised of three classes of common stock par value $1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C shares representing 10% of our capital stock. See "-Memorandum and Articles of Association-Corporate Governance."

      Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2005	569,171

      Memorandum and Articles of Association

Register

Our By-Laws were registered in the Inspeccion General de Justicia, or the General Board of Corporations, on December 1, 1992 under number 11670, book 112, volume A of Corporations. The last modification of our By-Laws was approved on July 29, 2005, and was registered in the Inspeccion General de Justicia under number 11027, book 29 of Corporations.

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

Corporate Governance

We are principally governed by three separate bodies: our shareholders' meeting, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Decree No. 677/2001 and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. You may access our corporate governance guidelines at www.metrogas.com.ar. Copies of any such corporate governance guidelines and charters will be available to any shareholder upon request. The appointment of the members of the Audit Committee was made on May 7, 2004. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

Shareholders' Meetings and Voting Rights

Shareholders' meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with the jurisdiction of the company. Shareholders' resolutions subject to Argentine law and the By-Laws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings can be ordinary or extraordinary. At ordinary shareholders' meetings, shareholders consider and resolve the following matters:

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
    issuance of negotiable bonds, or "negotiable obligations"; and
    amendment of our by-laws.

The president of the Board or a person appointed at the meeting presides over shareholders' meetings. Shareholders meetings can be called by the Board of Directors, by the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the common stock.

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

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,550, as amended), Decree No. 677/2001, the rules and regulations of the Comision Nacional de Valores ("CNV") and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "NYSE") and, consequently, we are subject to the rules and regulations of the NYSE.

NYSE Corporate Governance

On November 4, 2003, the NYSE established new corporate governance standards ("NYSE standards") that are applicable to NYSE-listed companies, including non-U.S. issuers. These standards were then amended on November 3, 2004. Under these standards, non-U.S. issuers are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the "NYSE Sections") codified in Section 303A of the NYSE's Listed Company Manual. Non-U.S. issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c), however non-U.S. issuers will have until July 31, 2005, to comply with the new audit committee standards set out in Section 303A.06 and will only be required to comply with Section 303A.12(c) after that date. Section 303A.11 requires that non-U.S. issuers disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections. A non-U.S. issuer is required to provide a brief, general summary of the significant differences by means of (i) the company's website (in English) or (ii) the issuer's annual report as distributed to its investors in the United States.

Pursuant to the requirements of Section 303A.11, the following is a summary of the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

303A.01.

Requirement: Listed companies must have a majority of independent directors on their board of directors.

Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders' meeting was held on April 28, 2006.

303A.02.

Requirement: Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

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

Argentine Requirement: Neither Argentine law nor CNV rules require that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months. Our Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

303A.04.

Requirement: Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Argentine Requirement: Neither Argentine law nor CNV rules require the establishment of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and nominations are made at the shareholders' meeting. Pursuant to CNV standards, the person who nominates a director shall report at the shareholders' meeting whether or not the nominee is an "independent person" based on criteria established by CNV (which are similar to NYSE standards).

303A.05.

Requirement: Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Argentine Requirement: Neither Argentine law nor CNV regulations require the establishment of a compensation committee. An audit committee has to give an opinion about the reasonableness of directors' compensation and stock option plans, as approved by the board of directors. The compensation of members of the board of directors is approved by shareholders at their annual meeting. Under Argentine Corporations Law, the maximum remuneration that members of a board of directors can collect, including wages and remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed.

303A.06.

Requirement: Listed companies must have an "audit committee" that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.

Argentine Requirement: Pursuant to Decree No. 677/2001 and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. The majority of the members have to be independent. As required, on May 27, 2003, our Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. As of July 2005, the Audit Committee consists of three independent directors.

303A.07(a):

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

303A.07 (c) (iii) (B-C).

Requirement: Provides that the audit committee shall: meet to review and discuss the company's annual audited consolidated financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", and discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Argentine Requirement: Audit Committee shall review the internal control system and the accounting and administrative system of the company, evaluate the auditors external performance and issue an opinion regarding filing and publication of the annual consolidated financial statements.

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

Argentine Requirement: There is no specific reference within the Argentine law nor within CNV standards about internal function. We have an internal audit department that reports risk management assessments to our Board of Directors.

303A.08.

Requirement: Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.

Argentine Requirement: We have no stock option programs for our executive officers and senior management. The determination of whether to compensate a director is made at a shareholders' meeting.

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

Argentine Requirement: A Code of Ethics is not a requirement for Argentine public companies, but our Board of Directors, on June 25, 2004, approved the Code of Ethics for directors, officers, employees, suppliers and contractors.

303A.12 (a).

Requirement: The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Argentine Requirement: A comparable provision does not exist under Argentine law.

303A.12 (b).

Requirement: The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any material noncompliance with of any applicable provision of NYSE Section 303A.

Argentine Requirement: A comparable provision does not exist under Argentine law.

303A.12 (c).

Requirement: Listed companies must submit an executed Written Affirmation annually to the NYSE. In addition, listed companies must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.

Argentine Requirement: Pursuant to Argentine standards, this is not applicable. Notwithstanding, in August 2005, the Annual Written Affirmation was sent on time to the NYSE.

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19,550, corporate supervision is entrusted to a Comision Fiscalizadora, or a "Supervisory Committee". The election of its members, individually known as sindicos (statutory auditors), and the organization and procedures of the committee are regulated by our By-Laws.

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

Certain Powers of the Board of Directors

Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under section 1881 of the Civil Code and Section 9 of Decree No. 5,965/1963 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco de la Nacion, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

Recent Amendments to Our By-Laws

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

The last modification of our by laws was approved on July 29, 2005, and registered in the Inspeccion General de Justicia under number 11027, book 29 of Corporations. The amendment increased the number of members of the Board of Directors from 9 to 11, amending article 20 to reflect that change. It also states that three of the members of the Board of Directors should be elected by Class B Shareholders meeting and have to be independent pursuant to Argentine Law and Rule 10 A enacted pursuant to the Securities Exchange Act of 1934.

      Material Contracts

      On May 12, 2006, we issued U.S.$ 242.5 million and Euros 26.1 million pursuant to the Indenture dated April 28, 2006. For a complete description with the terms of the Indenture, please see: Item 5 "Management's Discussion and Analysis and Results of Operations-Debt Restructuring."

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

      Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and had eliminated exchange controls. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine government announced an economic reform plan known as the Convertibility Plan, which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociacion Latinoamericana de Integracion, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

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

      On January 7, 2003, the Central Bank established that Argentine companies may freely transfer corporate profits and dividends corresponding to audited consolidated financial statements (i.e. no prior Central Bank approval is needed), and that transfers abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement issued by the Argentine Superintendence of Insurance (the regulatory authority on insurance matters) containing the reason for the transfer and the amount to be transferred.

      As from June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, are required to be registered with the Central Bank. In addition, after September 3, 2002, the proceeds of new financings (including loans, issuance of bonds, credit facilities, repos, etc.) are required to be brought into the local market and exchanged into Pesos, and the principal of such debt cannot be repaid abroad prior to 365 days from the date of the relevant disbursement. As a general rule, financial assistance related to foreign trade is exempted from this time limit (subject to certain requirements). Additionally, capital contributions made by Argentine residents into local direct investment companies are also exempted from the 365-day restriction.

      Currently, under the Central Bank's exchange regulations proceeds of new financing must be transferred into Argentina and converted into Pesos in the local exchange market (i) for amounts lower than US$50,000,000 within 30 days as from the relevant disbursement, and (ii) for amounts exceeding US$50,000,000 within 90 days as from the relevant disbursement. Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank's prior authorization. Currently, due to the recent changes introduced by the Central Bank, local companies, including us, may:

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

      b) Repay principal of foreign debt at maturity (or 365 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for Pesos, and as long as there has elapsed the minimum period of 365 days as from the date of entry from abroad of proceeds, in the case the law establishes such a mandatory exchange) without prior Central Bank authorization. The prepayment of principal more than 365 days in advance is subject to the following conditions: (i) if prepayment of principal is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount, or the prepayment should be made from the proceeds of foreign financing, the present value of which does not exceed the value of the prepaid debt, and (ii) if the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the debt after the restructuring, including the amount prepaid, shall not result in an increase of the present value of the whole debt (according to the formula provided by the Central Bank).

      In addition, futures contracts, forward contracts and other derivative instruments, with some exceptions, have to be approved by the Argentine Central Bank, upon agreement and to obtain foreign currency to settle such transactions.

      Argentine residents' earnings in foreign currency in connection to the sale of nonfinancial and nonmanufactured products such as patents, commercial brands, copyrights, royalties, licenses, concessions, leases and other transferable contracts, must be exchanged in the local foreign exchange market, within thirty (30) days from the date of the reception of the funds, in Argentina or abroad. Access to the foreign exchange market is limited to U.S. $2 million per month to Argentine residents and Argentine companies who desire to make a portfolio or other liquid investments abroad, as long as they comply in a timely manner with their payments of their foreign debt.

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

      Taxation

      General

      The following is a summary of the material Argentine and United States federal income tax matters that may be relevant to the acquisition, ownership and disposition of our ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or Class B Shares.

      The summary is based upon tax laws of Argentina and the federal income tax laws of the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect) and different interpretations.

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

      Pursuant to the Income Tax Law, a 35% withholding tax is applicable to the amount of dividends distributed on the ADSs or Class B Shares in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. For purposes of such withholding tax, or the "equalization tax", "net taxable income" is (i) the net taxable income for the year minus the income tax already paid on such income, plus (ii) dividends and income on equity investments allocable to such fiscal year which were not computed to determine the net taxable income for general income tax calculation purposes. We withhold the appropriate tax.

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

      Personal Assets Tax

      Individuals (i.e., natural persons) and undivided estates (whether or not citizens of, or resident in, Argentina) who are deemed to be the "direct owners" of shares or other types of equity in Argentine business entities incorporated under the Argentine Corporations Law will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31 of each year, on the basis of the percentage that such equity represents in respect of the business entity's net equity (as defined in the personal assets tax regulations) in accordance with its financial statements at December 31 of the relevant fiscal year.

      Shares and other types of equity in Argentine business entities incorporated under the Argentine Corporations Law owned by non-resident legal entities will be subject to a one-half of one percent (0.5%) personal assets tax on their holdings of such equity on December 31 of each year, on the basis of the percentage they represent in respect of the business entity's net equity, according to its balance sheet at December 31 of the relevant fiscal year.

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

      Presumptive Minimum Income Tax. Legal entities incorporated in Argentina and branches or permanent establishments of foreign corporations are subject to the Presumptive Minimum Income Tax on the value of their assets; the tax rate is 1%. If the taxable assets in Argentina total less than Ps. 200,000, the owner is exempt from this tax. The amount paid as income tax can be credited towards the Presumptive Minimum Income Tax.

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

      United States Federal Income Taxes

      The following summary of the material United States federal income tax consequences of the purchase, ownership and disposition of ADSs or Class B Shares Securities provides general information only, and does not purport to address all of the United States federal income tax consequences that may be applicable to a holder of ADS or Class B Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, administrative pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions.

      It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the United States federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of our voting stock, persons liable for the alternative minimum tax, financial institutions, persons holding ADSs pr Class B Shares as a hedge or hedged against currency risk, as a position in a "straddle" for tax purposes, as part of a "synthetic security" or other integrated investment comprised of a Class B Share or an ADS and one or more other investments, or U.S. Holders (as defined below) whose functional currency is other than the U.S. Dollar. This summary is limited to investors who hold ADSs or Class B Shares as capital assets (generally for investment purposes).

      For purposes of the following discussion, "U.S. Holder" means a beneficial owners of ADSs or Class B Shares that is, for United States federal income tax purposes, an individual who is a citizen or resident alien of the United States; a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate that is subject to United States federal income taxation without regard to the source of its income; or a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) if the trust has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.

      If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or Class B Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of ADSs or Class B Shares that is a partnership and partners in such partnership should consult their tax advisors.

      A "non-U.S. Holder" is a holder of a ADSs or Class B Shares who is a beneficial owner of such ADSs or Class B Shares but who is neither a U.S. Holder nor a partnership.

      Distributions

      U.S. Holders

      To the extent paid out of our current or accumulated earnings and profits, if any, as determined for United States federal income tax purposes ("earnings and profits"), distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate, for certain U.S. Holders as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs or Class B Shares and thereafter as capital gain.

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. non-corporate holders (including individuals) with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income". Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC". The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for United States federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the Internal Revenue Service, or IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

      Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

      In the case of dividends made in Pesos, the amount includible in the income of a U.S. Holder as a dividend will be calculated with reference to the U.S. Dollar value of the Pesos at the spot rate in effect on the date of receipt by the Depositary in the case of ADSs or the U.S. Holders, in the case of the Class B Shares regardless of whether the payment is in fact converted into U.S. Dollars. Such Pesos will have a tax basis equal to the U.S. Dollar value thereof determined at the spot rate on the date the dividend is included in income by the U.S. Holder. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Pesos into U.S. Dollars will be U.S. source ordinary income or loss to such Holder.

      Non-U.S. Holders

      Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as dividend income for United States federal income tax purposes, so long as such distributions are not effectively connected with the conduct of a United States trade or business by such non-U.S. Holder (or, if an applicable income tax treaty requires, are not attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder). A non-U.S. Holder generally will also not be subject to United States federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as capital gains for United States federal income tax purposes unless such holder would be subject to United States federal income tax on gain realized on the sale of ADSs or Class B Shares as discussed below.

      Sale, Exchange or Other Disposition of ADSs or Class B Shares

      Deposits and withdrawals of Class B Shares by holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

      U.S. Holders

      Gain or loss realized by a U.S. Holder on the sale or other taxable disposition of ADSs or Class B Shares generally will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's tax basis in the ADSs or Class B Shares. Capital gains of certain non-corporate U.S. Holders, including individuals, from the sale or other disposition of ADSs or Class B Shares held more than one year may be eligible for a reduced rate of taxation. The deductibility of a capital loss realized on the sale or other disposition of ADSs or Class B Shares is subject to limitations. U.S. Holders are advised to consult their own tax advisors about the capital gain and loss provisions that may be relevant to their particular circumstances. Any gain and loss recognized by a U.S. Holder in respect of the sale or other disposition of ADSs or Class B Shares generally will be treated as derived from U.S. sources for foreign tax credit purposes.

      Non-U.S. Holders

      Subject to the discussion of backup withholding below, a non-U.S. holder of ADSs or Class B Shares will not be subject to United States federal income tax or withholding tax on gain realized on the sale or other taxable disposition of ADSs or Class B Shares unless (i) such gain is effectively connected with a United States trade or business of such non-U.S. Holder (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such no-U.S. Holder) or (ii) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

      Foreign Tax Credits

      Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to a number of complex limitations under United States federal income tax law, to the extent, if any, that Argentine income taxes are withheld from dividends paid to a U.S. Holder in respect of ADSs or Class B Shares, such U.S. Holder may claim a foreign tax credit against its United States federal income tax liability in respect of such dividends (or at a U.S. Holder's election if does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. Holder's taxable income). The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      U.S. Holders should be aware that the IRS has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the discussion above regarding a foreign tax credit for Argentine withholding taxes on dividends could be affected by future actions taken by the IRS.

      Passive Foreign Investment Company Considerations

      We would be a PFIC if for any taxable year either (1) 75% or more of our gross income consists of some specified types of "passive" income, such as dividends, interest, rents and royalties, or (2) the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. We believe that we will not be treated as a PFIC for United States federal income tax purposes for our most recently ended taxable year, or will be classified as a PFIC for our current taxable year. However, this is a factual determination of items discussed above that must be made after the close of each taxable year and therefore is subject to change.

      If we were to become a PFIC for any taxable year during which a U.S. Holder owned the Class B Shares or ADSs, unless certain elections were available and made, any gain realized on a sale or other disposition of our ADSs or Class B Shares and certain "excess distributions" (generally distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for our ADSs or Class B Shares) would be treated as realized ratably over the U.S. Holder's holding period, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the United States federal income tax liability on such gains or distributions traded under the PFIC rules as having been deferred by the U.S. Holder.

      U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the Class B Shares or ADSs.

      Backup Withholding and Information Reporting

      Information reporting requirements will apply to dividends in respect of the Class B Shares or ADSs or the proceeds received upon the sale, exchange or other disposition of the Class B Shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the U.S. Holder or non-U.S. holder fails to provide an accurate taxpayer identification number and/or comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may be claimed as a credit against the United States federal income tax liability of such holder if such Holder provides certain information to the IRS.

      Dividends in respect of the Class B Shares or ADSs or the proceeds received upon the sale, exchange or other disposition of the Class B Shares or ADSs by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current United States federal income tax law. However, a Non-U.S. Holder may be required to provide certification under penalty of perjury to ensure the exemption (i.e., by providing an IRS Form W-8BEN).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder or non-U.S. Holder may be claimed as a credit against the United States federal income tax liability of such holder if such holder provides certain information to the IRS.

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

      Dividends and Paying Agents

      See Item 8: "Financial Information and Dividend Policy".

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

      Anyone may request a copy of these filings by writing to Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, attention: Investor Relations Office or calling us at 54-11-4309-1381.

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

    Interest rate exposure

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

    From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps.1.00 per U.S.$1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the U.S. PPI.

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps.1.00 to U.S.$1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to 1,357.1 million at December 31, 2002 from Ps.424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2005, 2004 and 2003 our foreign-denominated financial debt amounted to Ps. 1,577.7 million, Ps.1,518.8 million and Ps. 1,353.3 million, respectively.

    Our foreign exchange net gain (loss) during 2005, 2004 and 2003 were Ps. 48.6 million, Ps. (60.9) million and Ps.109.0 million, respectively.

    The table below provides information about our liabilities as of December 31, 2005, that may be sensitive to changes in interest rates and foreign exchange:
	Expected maturity date					(in thousands of Pesos)
	Past Due	2005	2006	2007	Total	Fair Value
	(in thousands of Ps.)
Liabilities
Financial debt
Fixed Rate (U.S.$)	454,800	-	-	-	454,800	427,512
Average Interest Rate	9.700%	-	-	-	-	-
Fixed Rate (Euros)	392,766	-	-	-	392,766	357,417
Average Interest Rate	7.375%	-	-	-	-	-
Fixed Rate (Ps.)	75,672	-	-	-	75,672	75,672
Average Interest Rate	8.000%	-	-	-	-	-
Variable Rate (U.S.$)	394,160	-	-	-	394,160	358,686
Average Interest Rate	Libor + 3.25	-	-	-	-	-

    See Item 8: "Financial Information - Significant changes."

    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Debt Securities

      Not Applicable.

      Warrants and Rights.

      Not Applicable.

      Other Securities

      Not Applicable.

      American Depositary Receipts

Not Applicable.

    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness.

    On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of U.S.$93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, U.S.$130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and U.S.$50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the "Solicitations"). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to U.S.$299,700,226 (including the equivalent of U.S.$23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/2001 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Recent Amendments to Our By-Laws".

    We are prohibited by the terms of our Series C Notes from paying dividends if we are in default of our obligations under such series of notes.

    CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2005, that could materially affect these controls subsequent to the date we completed the evaluation of our disclosure controls and procedures.

Beginning with the year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2005, we continued the preparation for compliance with Section 404 of the Sarbanes-Oxley Act. Where weaknesses were identified, they were addressed. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act we may identify additional deficiencies in our internal control over financial reporting and, if so, will take corrective actions accordingly for their remediation. Our activities in 2006 are particularly focused on control issues.

ITEM 16 [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jorge Emilio Verruno, a member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert", as defined by the SEC.

See Item 6: "Directors, Senior Management and Employees-Audit Committee" and "Directors, Senior Management and Employees-Directors and Senior Management".

ITEM 16.B. CODE OF ETHICS

We currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions that complies with the requirements of U.S. and Argentine law. Our Code of Ethics is available on our website at www.metrogas.com.ar.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co.S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina acted as our independent auditor for the years 2005 and 2004. The table below sets forth the fees for services performed by Price Waterhouse & Co.S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina in the years 2005 and 2004 (including related expenses), and breaks down these amounts by category of service in millions of Pesos in historical amounts.
	Year Ended December 31,
	2005	2004
	(in Pesos)
Audit Fees	271,240	252,400
Audit-Related Fees	87,725	131,248
Tax Fees	45,000	30,000
Other Fees	170,600	13,200
Total	574,565	426,848

Audit Fees

Audit fees are fees agreed upon with Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina for the years 2005 and 2004 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2005 and 2004 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.).

Tax Fees

Tax fees in 2005 and 2004 were related to services agreed-upon for tax compliance.

All Other Fees

Other fees in 2005 and 2004 were related to advisory services rendered in connection with the restructuring of our financial debt.

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
    Approval of services: external auditing and other related services and tax services were pre-approved by the Board of Directors in detail. The audit committee approved 3% of the services performed by the auditors pursuant to the "minimis" exception prior to completion of the auditors' engagement.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-64.

    EXHIBITS

Exhibit No. Description

1.1 English translation of the By-Laws as amended to the date of filing.

2.1 Supplemental Indenture for Series 1 Notes and Series 2 Notes (Supplemental to Indenture dated September 8, 1999 as amended).

12.1 Section 302 Certification of the Chief Executive Officer.

12.2 Section 302 Certification of the Chief Financial Officer.

13.1 Section 906 Certification of Chief Executive Officer.

13.2 Section 906 Certification of Chief Financial Officer.

METROGAS S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Ps.: Argentina Pesos

US$: U. S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2005 and 2004, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As indicated in Notes 3.4 and 3.6. f), the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores ("CNV"). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

Our report dated March 8, 2006 on the consolidated financial statement as of December 31, 2005 and 2004, contained, a modification due to the negative impact of the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine Peso, circumstances that led the Company to announce on March 25, 2002 the suspension of payment on its financial debt, raising substantial doubt about the Company's ability to continue as a going concern. As mentioned in Note 21 to the consolidated financial statements, the Company restructured substantially all of its outstanding indebtedness on May 12, 2006. Consequently, this report differs from the originally issued on March 8, 2006.

In our opinion, except for the effects of the matters described in third paragraph of this report, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

Miguel A. Urus (Partner)

Buenos Aires, Argentina

March 8, 2006 (except with respect to the

matters discussed in Note 17 to 21 to the

consolidated financial statements, which is as of June 22, 2006)

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004
	December 31,
	2005	2004
	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and deposits in banks (Note 5 a))	523,784	369,099
Investments (Note 5 b))	146	41
Trade receivables, net (Note 5 c))	173,652	94,299
Other receivables (Note 5 d))	41,761	10,398
Inventories, net (Note 5 e))	2,451	2,555
Total current assets	741,794	476,392

NON - CURRENT ASSETS
Other receivables (Note 5 f))	224,218	186,447
Fixed assets, net (Note 5 g))	1,704,104	1,760,039
Total non - current assets	1,928,322	1,946,486
Total assets	2,670,116	2,422,878

LIABILITIES
CURRENT LIABILITIES
Debts
Accounts payable (Note 5 h))	189,127	90,911
Financial debt (Note 5 i))	1,673,107	1,597,836
Payroll and social security payable	9,342	7,749
Taxes payable	36,099	27,768
Other liabilities	33,729	31,941
Total debts	1,941,404	1,756,205
Commitments and contingencies (Note 22 d))	3,315	1,924
Total current liabilities	1,944,719	1,758,129

NON - CURRENT LIABILITIES
Accounts payable (Note 7))	18,122	12,008
Taxes payable	26,031	-
Total non - current liabilities	44,153	12,008
Total liabilities	1,988,872	1,770,137
MINORITY INTEREST	92	-
SHAREHOLDERS' EQUITY (as per related statement)	681,152	652,741
Total	2,670,116	2,422,878

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
	December 31,
	2005	2004	2003
	Thousands of Ps., except per share and per ADS information

Sales (Note 5 j))	891,992	814,072	651,485
Operating cost (Note 22 c))	(699,670)	(639,143)	(506,732)
Gross profit	192,322	174,929	144,753

Administrative expenses (Note 22 b))	(56,043)	(51,989)	(59,481)
Selling expenses (Note 22 b))	(53,624)	(64,361)	(55,300)
Operating income	82,655	58,579	29,972

Financing and holding results generated by assets
Results from exposure to inflation	-	-	(2,449)
Holding results	(548)	(18,240)	(3,149)
Interest income	15,954	8,816	12,187
Exchange gain (loss)	8,328	2,765	(6,483)

Financing and holding results generated by liabilities
Results from exposure to inflation	-	-	738
Holding results	(9,622)	(4,041)	(1,958)
Interest on commercial operations	(851)	(71)	(416)
Interest on financial operations	(108,519)	(107,281)	(105,555)
Exchange gain (loss)	40,260	(63,654)	115,462
Others	(1,277)	(1,249)	(1,302)

Others income (expenses), net	2,979	1,399	(1,386)
Minority interest	(81)	-	-
Income (loss) before income tax	29,278	(122,977)	35,661
Income tax	(867)	-	(45,907)
Net income (loss) for the year	28,411	(122,977)	(10,246)

Income (losses) per share (Notes 3.7 and 18 j))	0.05	(0.22)	(0.02)

Income (losses) per ADS (Notes 3.7 and 18 j))	0.50	(2.16)	(0.18)

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
	December 31,
	2005	2004	2003
	Thousands of Ps.
Cash flows from operating activities
Net income (loss) for the year	28,411	(122,977)	(10,246)
Interest expense accrued during the year	108,519	107,281	105,555
Income tax accrued during the year	867	-	45,907

Adjustments to reconcile net loss to cash flows provided by operating activities
Minority interest	81	-	-
Depreciation of fixed assets	90,500	85,992	79,653
Amortization of intangible assets	-	-	2,057
Net book value of fixed assets retired	11,398	2,111	3,622
Allowance for doubtful accounts	(11,248)	7,871	6,187
Allowance for inventory obsolescence	441	950	401
Contingencies reserve	1,391	-	1,677
Materials consumed	1,820	1,631	16,456
Holding results	9,622	14,825	5,130
Exchange (gain) loss	(40,260)	63,654	(115,462)

Changes in assets and liabilities
Trade receivables	(68,105)	(24,677)	26,547
Other receivables	(69,096)	(13,766)	(5,726)
Inventories	(1,851)	(2,021)	(1,441)
Accounts payable	103,600	40,049	9,829
Payroll and social security payable	1,593	1,316	555
Taxes payable	44,898	14,978	4,504
Other liabilities	1,583	(3,607)	4,623
Interest payable and other	(3,416)	(1,948)	(8,164)
Contingencies reserve	-	(463)	(1)
Minimum notional income tax paid during the year	(11,403)	(10,592)	(6,542)

Net cash provided by operating activities	199,345	160,607	165,121

Cash flows used in investing activities
Purchase of fixed assets	(44,565)	(31,090)	(14,184)
Net cash used in investing activities	(44,565)	(31,090)	(14,184)

Cash flows provided by financing activities
Cash contributions of minority shareholders	10	-	-
Net cash provided by financing activities	10	-	-

Increase in cash and cash equivalents	154,790	129,517	150,937
Cash and cash equivalents at the beginning of the year	369,140	239,623	88,686
Cash and cash equivalents at the end of the year	523,930	369,140	239,623

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
	SHAREHOLDERS' CONTRIBUTIONS		RETAINED EARNINGS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	UNAPPROPIATED RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL SHAREHOLDERS' EQUITY

Restated balance as of December 31, 2002	569,171	684,769	45,376	(513,352)	785,964

Net loss for the year	-	-	-	(10,246)	(10,246)

Balance as of December 31, 2003	569,171	684,769	45,376	(523,598)	775,718

Net loss for the year	-	-	-	(122,977)	(122,977)

Balance as of December 31, 2004	569,171	684,769	45,376	(646,575)	652,741

Net income for the year	-	-	-	28,411	28,411

Balance as of December 31, 2005	569,171	684,769	45,376	(618,164)	681,152

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company," or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license (hereinafter referred to as "the License") to provide the public service of natural gas distribution in the area of the Autonomous City of Buenos Aires and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") which holds 70% of the Common Stock of the Company, 20% of the Common Stock, which was originally owned by the National Government, was offered in public offering as described in Note 11 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 14).

As further described in Note 2, the conditions under which MetroGAS develops its activity and its regulatory framework have been significantly modified.

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the Company's economic and financial position

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US Dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into Pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of December 31, 2005, the Company's financial debt (original capital), to be valued as described above, amounted to Ps. 75,672 thousand.

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the Peso equivalent of tariffs expressed in US Dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US Dollars be converted into Pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions do not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, the Company filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, the Company made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. The Company has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

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

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Neither hearing was held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations. Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested that the EM, in his capacity as President of the Renegotiation Committee, continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to this note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Nestor Kirchner, the Company sent a note with a summary of its participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advise the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Power, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law No. 25,972 issued in the Official Bulletin on December 17, 2004. On January 9, 2006, the Legislative Power passed Law No. 26,077 that once again extends the due date of the Emergency Law until December 31, 2006.

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyze different issues related to the license renegotiation. On November 28, 2003 the Unit sent us the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, the Company sent a note to the Unit proposing to include in the agenda issues that it considers relevant.

On January 23, 2005 the Unit sent a project of Letter of Understanding to all gas distributors where basic information was referred to but not attached as exhibits. The Company, according to a response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, it does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by the Company in the note dated January 27, 2005.

MetroGAS replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company submitted all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition, it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms.

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent us, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, the Company's response to UNIREN expressed that it is still a unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

On November 24, 2005 the UNIREN sent the Company a new project of Letter of Understanding where there are still issues set forth by the Company that have not been included, as for that matter it made an alternative proposal on December 29, 2005.

New Regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later, a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 15), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat ("ES"), v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Electronic Gas Market ("EGM") to supply natural gas under spot conditions and secondary transportation and distribution markets, operated by Buenos Aires Stock Exchange and ruled by the SE.

In May 2005 the ES issued Resolution No. 752/05, modified by Resolution No. 930/05, which establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers. Additionally, since January 1, 2006, the distributors will not be allowed to sign gas purchase contracts to supply neither General Service "P" customers with an average monthly consumption during last year of consumption higher than 9,000 m3 and lower than 150,000 m3 nor Compressed Natural Gas stations ("CNG").

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

Dated February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

Dated February 28, 2006, the ES issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of date of issuance of these consolidated financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

MetroENERGIA S.A. constitution

According to the new regulations, MetroGAS' Board of Directors decided to create a stock company where it holds 95% of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. This company was incorporated on April 20, 2005, and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGIA S.A. ("MetroENERGIA"). The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energetica S.A., holding 2.73% and 2.27% of MetroENERGIA Common Stock respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGIA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGIA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGIA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGIA has signed natural gas supply contracts with large customers, General Service "G" users and General Service "P" users with

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

consumption in MetroGAS' distribution area up to December 31, 2006 following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies.

On January 2, 2006, MetroENERGIA presented an administrative complaint before the MPFIyS against the ES Resolution No. 2,020/05 regarding restrictions to represent CNG stations in the purchase of natural gas within the EGM.

Contracts denominated in US Dollars or containing Dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into Pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

MetroGAS is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit us to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to Pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the consolidated financial statements as of December 31, 2005 as stated in Note 3.6.i).

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

NOTE 2 -THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON METROGAS' ECONOMIC AND FINANCIAL POSITION (Contd.)

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatization process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, the Company announced the suspension of its principal and interest payments on all of its financial debt (Note 10).

The circumstances above described, have been considered by the Company's management in performing the significant accounting estimates included in these financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to its operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;
  Contracts renegotiation in light of the current situation;
  To continue with the plan for reducing investments and expenses without thereby affecting its obligation and ability to provide normal and reliable service to its customers;
  To maintain strict financial control in order to adjust financial expenditures to internally generated funds; and
  To continue with the plan to restructure all of its consolidated financial indebtedness (Note 10).

The impact of the measures adopted by the Government on the Company's consolidated financial statements as of December 31, 2005, has been calculated on the basis of projections and estimates made by the Company's management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's consolidated financial statements may not reflect all adjustments that could result from these adverse conditions.

It is not possible to predict the outcome of the renegotiation of the License and the restructuring of financial debt or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these consolidated financial statements should take account of the foregoing therefore the consolidated financial statements should be read in light of such uncertainties.

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in Notes 3.4. and

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

3.6.f)), and the regulations of the Comision Nacional de Valores (the Argentine National Securities Commission or "CNV"). Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Notes 17 to 20 to these consolidated financial statements.

As a consequence of the constitution of MetroENERGIA on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS holds 95% of the Common Stock (Note 2), the Company has consolidated its balance sheet line by line as of December 31, 2005 as well as its statements of income and cash flows for the year ended on that date with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets and liabilities as of December 31, 2005 and the results of operations during the irregular fiscal year started on May 16, 2005 and ended on December 31, 2005 of the following controlled company:
	Percentage participation on
Issuing Company	Capital	Votes
MetroENERGIA S.A.	95	95

The information included in the consolidated financial statements as of December 31, 2005 referred to December 31, 2004 and 2003 is shown with comparative purposes and has not been consolidated.

The CNV has adopted Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its General Resolution No. 459/04 establishing its applicability for fiscal years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The CNV has issued General Resolutions No. 485 and 487 on December 29, 2005 and on January 26, 2006, respectively. Such resolutions adopted the new accounting standards issued by the CPCECABA through Resolution C.D. No. 93/2005, with some modifications. These accounting standards are binding for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The main changes caused by the enforcement of the new standards having an impact on the Company's consolidated financial statements are the following:

  The accounting standards in force, to determine if there is a valuation allowance of assets, require the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

  The accounting standards in force admit, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nacion Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

c) The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets and to disclose it as supplementary information. As of December 31, 2005, such liability amounted to Ps. 322 million.

3.2. Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3.3. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.4. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003.

Since Argentine GAAP requires companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from Argentine GAAP. The cumulative deflation rate during the period March-September 2003 was 2.2%. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003: (i) net assets as of December 31, 2005 and 2004 would have decreased by Ps. 34.6 million and Ps. 36.8, respectively, (ii) shareholders' equity as of December 31, 2005 and 2004 would have decreased by Ps. 34.6 million and Ps. 36.8, respectively, and (iii) the impact on net income for the year ended December 31, 2005 and 2004 would not have been significant, and for the year ended December 31, 2003 the net income would have decrease by Ps. 21.6 million.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.5. Comparative information

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Balances as of December 31, 2004, disclosed in these consolidated financial statements for comparative purposes, result from the financial statements as of such date. Certain amounts in the consolidated financial statements for the year ended on December 31, 2004 were reclassified for presentation on a comparative basis with those for the current year.

3.6 Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in common investment funds were valued at their market value at the end of the year.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE Resolution No. 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund corresponds to the billed charges related to transportation pipeline extension, as per ENARGAS rules (Note 2).

The outstanding balance for this concept within trade receivables corresponds to the invoicing made to customers pending of collection while the amount within accounts payable corresponds to the charges to be entered to the trust fund once they have been collected.

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The controlled company, MetroENERGIA, trades, on behalf of producers, natural gas with third buying parties, receiving a fee included under the line headed Sales in the Statement of Income. Trade receivables and accounts payables generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Minimum notional income tax credit has been valued based on the best estimate of the amount receivable, discounted applying the interest rate on savings accounts published by Banco de la Nacion Argentina in force at the end of the year.

In accordance with CNV regulations, deferred tax credit has not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax credits amounting to Ps. 1.5 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nacion Argentina, in accordance with management estimates, to reflect the best estimate within the estimated term of recovery of the credit.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.4. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.4. except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003. The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 10, the amount of interest capitalized during the years ended December 31, 2005 and 2004 amounted to Ps. 1,536 thousand and Ps. 883 thousand, respectively. During the years ended December 31, 2005 and 2004, the Company capitalized Ps. 4,452 thousand and Ps. 2,142 thousand, respectively, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.4.

Aggregate net value of these assets is less than recoverable value at the end of the year.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these consolidated financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2004	299,475	12,734	21,397	18,741	(196,212)	156,135
Movements of the year	(11,655)	(4,148)	(10,699)	3,667	26,372	3,537
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2004	(9,507)	(4,437)	(13,944)
Movements of the year	(1,022)	(2,515)	(3,537)
Balances as of December 31, 2005	(10,529)	(6,952)	(17,481)

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at December 31, 2005 amount to approximately Ps. 287,820 thousand and Ps. 299,475 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 257,925 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carryforward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 169,840 thousand and Ps. 196,212 thousand at the end and beginning of year, respectively.

Net deferred assets at the beginning and end of the year derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before income tax:

	December 31,
	2005	2004	2003
	Thousands of Ps.
Income tax expense (benefit) calculated using the statutory rate over pre-tax income (loss)	10,247	(43,042)	12,482
Permanent differences
Restatement into constant currency	18,035	19,737	15,663
Non deductible expenses and non- computable income	(1,043)	(2,275)	3,485
Valuation allowance on deferred income tax assets	(26,372)	25,580	14,277
Total income tax (i)	867	-	45,907

(i) The income tax payable amount corresponds to MetroENERGIA.

(j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under "Other non-current receivables."

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.4. to the consolidated financial statements.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value.

q) Maintenance expenses

Maintenance expenses designed to ensure the safety and reliability of the distribution system are recorded as operating costs in the period in which they are incurred.

r) Impairment of long-lived assets

The Company's periodically evaluate the carrying value of its long-lived assets for impairment. The Company considers the carrying value of long-lived assets to be impaired when the undiscounted expected cash flows from such assets is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. No impairment charges have been recorded for any of the years presented in these consolidated financial statements.

3.7. Income (losses) per share and per ADS

Income (losses) per share and per ADS were calculated based on the weighted average number of shares in circulation during the years ended December 31, 2005, 2004 and 2003. Each ADS represents ten Class "B" shares.

NOTE 3 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

3.8. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2005 and 2004, MetroGAS has not used any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating companies are as follows:
	December 31,
	2005	2004
	Thousands of Ps.
Electric Power Generating Companies	39,743	29,635

The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2005, 2004 and 2003 were 20.8%, 19.3% and 8.2%, respectively.

NOTE 4 - INITIAL DETERMINATION OF THE VALUE OF NET ASSETS

The transfer price of the net assets contributed to the Company was determined based on the price of US$ 362,021 thousand paid for 70% of the outstanding capital stock. The value of the remaining 30% of the shares was also determined on this basis. The initial debt due to the Federal Treasury and YPF S.A. ("YPF") (US$ 110,000 thousand), assumed by the Company under the Transfer Agreement, was added to the total net assets so calculated (US$ 517,173 thousand), in determining the aggregate original value of fixed assets. Such value converted at the exchange rate in effect as of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.4.

The transfer price of these assets was approved by resolution No. 1409 of the EM and public works and utilities and was translated at the exchange rate in effect on the Transfer Date.

NOTE 5 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED
FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:
	December 31,
	2005	2004
	Thousands of Ps.
Assets
Current assets
a) Cash and deposits in banks
Cash	168	272
Banks	521,284	367,260
Collections to be deposited	2,332	1,567
	523,784	369,099
b) Investments
Government securities	37	40
Savings account deposits	8	1
Common investment funds	101	-
	146	41
c) Trade receivables, net
Trade accounts receivable	109,105	144,946
Transportation Trust Fund	44,370	-
Unbilled revenues	26,809	18,410
Receivables from sales on behalf third parties	16,149	-
Change in turnover tax for Province of Buenos Aires (Note 16.1.1)	1,547	4,057
Tax on banking transactions to be recovered	5,102	4,687
PURE Resolution No. 415/04	3,309	(3,849)
Allowance for doubtful accounts (Note 22 d))	(32,739)	(73,952)
	173,652	94,299
d) Other receivables
Deferred financing costs	20,026	-
Other advances	17,387	7,777
Insurance and other prepaid expenses	2,430	1,840
Other receivables	1,248	764
Tax receivables	620	-
Related companies (Note 7))	50	17
	41,761	10,398
e) Inventories, net
Warehouse materials	3,432	3,401
Allowance for inventory obsolescence (Note 22 d))	(981)	(846)
	2,451	2,555

Non-current assets
f) Other receivables
Net deferred income tax assets	142,191	142,191
Receivables for minimum notional income tax	45,895	30,398
Occupancy of public space levy to be recovered	35,514	-
Deferred financing costs	-	12,841
Related companies (Note 7))	-	757
Sundry	618	260
	224,218	186,447
g) Fixed assets, net
Original value	2,570,086	2,582,083
Accumulated depreciation	(865,982)	(822,044)
	1,704,104	1,760,039
		December 31, 2005			December 31, 2004
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
		Thousands of Ps.			Thousands of Ps.
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,564	(18,390)	57,174	75,564	(16,781)	58,783
High pressure mains	2.22% to 10%	263,466	(134,702)	128,764	264,731	(125,589)	139,142
Medium and low pressure mains	1.19% to 10%	1,479,371	(379,755)	1,099,616	1,504,956	(351,856)	1,153,100
Pressure regulating stations	4% to 12.5%	57,695	(28,801)	28,894	57,539	(26,841)	30,698
Consumption measurement installations	2.85% to 5%	326,342	(92,046)	234,296	347,742	(101,593)	246,149
Other technical installations	6.67%	46,930	(29,909)	17,021	46,930	(26,996)	19,934
Machinery, equipment and tools	6.67% to 20%	26,140	(23,545)	2,595	25,849	(22,615)	3,234
Computer and telecommunications equipment	5% to 50%	150,556	(135,557)	14,999	150,076	(127,770)	22,306
Vehicles	10% to 20%	10,035	(9,445)	590	9,935	(9,159)	776
Furniture and fixtures	10% to 20%	5,453	(5,399)	54	5,450	(5,389)	61
Materials	-	4,345	-	4,345	4,214	-	4,214
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	56,809	-	56,809	22,115	-	22,115
Advances to fixed assets suppliers	-	176	-	176	348	-	348
Distribution network extensions constructed by third parties	1.82% to 2.38%	54,040	(8,570)	45,470	52,489	(7,537)	44,952
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(2,807)	137	(2,670)	(2,132)	82	(2,050)
Allowance for obsolescence of materials (Note 22 d))	-	(1,744)	-	(1,744)	(1,438)	-	(1,438)
		2,570,086	(865,982)	1,704,104	2,582,083	(822,044)	1,760,039

	December 31,
	2005	2004
	Thousands of Ps.

Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	70,713	59,631
Transportation Trust Fund	46,778	-
Related companies (Note 7))	23,672	15,823
Other purchases and services	19,913	11,011
Payables from sales on behalf third parties	18,416	-
PURE Resolution No. 415/04	9,635	4,446
	189,127	90,911

i) Financial debt
Overdrafts with foreign financial institutions (Note 22 a))	151,600	148,950
Overdrafts with Argentine financial institutions	75,672	67,716
Negotiable bonds (face value) (Note 22 a))	1,090,126	1,131,682
Interest and other expenses payable to foreign financial institutions (Note 22 a))	336,009	238,206
Interest and other expenses payable to Argentine financial institutions	19,700	11,282
	1,673,107	1,597,836

Statement of Income	December 31,
	2005	2004	2003
j) Sales	Thousands of Ps.
Gas sales	747,819	718,254	567,706
Other sales and services	122,804	75,493	70,785
Processed natural gas sales	20,034	20,325	12,994
Selling commission	1,335	-	-
	891,992	814,072	651,485

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2005	2004
	Thousands of Ps.
6.1. Investments
- Becoming due
less than 3 months	45	41
- Without due date	101	-
Total	146	41

6.2. Receivables
- Past due
less than 3 months	13,141	19,133
from 3 to 6 months	1,606	1,168
from 6 to 9 months	595	907
from 9 to 12 months	471	891
from 1 to 2 years	7,220	12,890
more than 2 years	25,273	56,121
Sub-total	48,306	91,110
- Without due date	15,486	5,825

- Becoming due
less than 3 months	158,092	73,629
from 3 to 6 months	2,479	3,126
from 6 to 9 months	2,022	2,672
from 9 to 12 months	21,767	2,287
from 1 to 2 years	7,283	12,889
more than 2 years	216,935	173,558
Sub-total	408,578	268,161
Allowance for doubtful accounts	(32,739)	(73,952)
Total	439,631	291,144

6.3. Payables
- Past due
less than 3 months	10,017	4,309
from 3 to 6 months	3,038	-
from 6 to 9 months	-	405
from 9 to 12 months	757	210
from 1 to 2 years	479,953	847,895
more than 2 years	1,202,427	756,110
Sub-total	1,696,192	1,608,929
- Without due date	33,382	32,409

- Becoming due
less than 3 months	201,663	114,177
from 3 to 6 months	2,747	-
from 6 to 9 months	1,627	690
from 9 to 12 months	5,793	-
from 1 to 2 years	19,056	12,008
more than 2 years	25,097	-
Sub-total	255,983	126,875
Total	1,985,557	1,768,213

As of December 31, 2005 and 2004 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nacion Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the financial debts, which are set forth in Note 10. Certain payables accrue CER adjustment clause (Note 2).

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

During fiscal year 2005 Gas Argentino shares were transferred as follows:

-On October 31, 2005 YPF S.A. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of YPF Inversora Energetica S.A.

-On November 30, 2005 British Gas International B.V. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of BG Inversiones Argentinas S.A.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2005, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energetica S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.
  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.

During the years ended December 31, 2005, 2004 and 2003, MetroGAS entered into certain transactions with Gas Natural BAN S.A. and Astra Evangelista S.A., as mentioned below. Both companies are indirectly related to YPF.

Under the Law No. 24,076 (the "Gas Act" and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2005, 2004 and 2003, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related companies are as follows:
	December 31,
	2005	2004	2003
	Thousands of Ps.

Gas sales	2,727	2,086	1,623
Gas purchases	98,853	98,278	85,050
Transportation services	6,622	8,966	11,119
Fees for sundry services	604	1,130	1,106
Technical operator's fees	5,056	4,638	4,453
Personnel supply	1,765	2,380	1,089
Other income	45	242	66

The outstanding balances as of December 31, 2005 and 2004 from transactions with related companies are as follows:
	December 31, 2005			December 31, 2004
	Other receivables	Accounts payable		Other receivables		Accounts payable
	Current	Current	Non-current	Current	Non-current	Current	Non-current
	Thousands of ps.
Controlling company
Gas Argentino S.A.	46	-	-	-	-	-	-

Significant influence
YPF Inversora Energetica S.A.	1	-	-	-	-	-	-

Other related parties
BG Argentina S.A.	5	3,382	-	5	-	2,890	-
BG International Limited	5	2,486	18,122	-	757	2,481	12,008
YPF S.A.	-	16,683	-	-	-	9,294	-
Astra Evangelista S.A.	(5)	-	-	12	-	-	-
Gas natural BAN S.A.	(2)	1,121	-	-	-	1,158	-

Board of directors and management	-	-	-	-	-	-	-
	50	23,672	18,122	17	757	15,823	12,008

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

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 9.1.).

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

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

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

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 8).

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

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

9.2. "K" Investment Factor

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

9.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

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

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in Dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one Peso to one Dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

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

9.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.
  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
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

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 10 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of December 31, 2005 and 2004, indicating the average interest rates and maturity date for each item:
	December 31,
	2005		2004
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity
Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/200206/14/2002	7.94%-11.26%	02/19/2002 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the year ended December 31, 2005, 2004 and 2003 are as follows:
	December 31,
	2005	2004	2003
	Thousands of Ps.
- Nominal financial cost	110,055	108,164	106,777
- Capitalized interest (Note 3.6.h))	(1,536)	(883)	(1,222)
Total interest charged to the results of operations	108,519	107,281	105,555

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

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

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into Pesos, and also the announcement of the devaluation of the Peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services, respectively.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfillment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine Pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE and improves its terms, permitting a high acceptance percentage since its launching. MetroGAS' proposal basically offers three options to their financial creditors:

  Cash option by which the Company offers to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);
  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.
  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in Pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

Additionally to the majority required by law for the legal approval of the APE (66.67%), MetroGAS established in its proposal the following alternatives: If the percentage of adherence is over 98% there will be a Voluntary Exchange; between 95% and 98%, it will be optional to the Company, the APE will be carried out or a Voluntary Exchange, or a combination of both alternatives; under 95% the APE will apply. If the APE is eventually accepted it will be binding to all debtors, either they accept this invitation or not.

The proposal was originally launched in Argentina and internationally, except in Italy. In order to extend this proposal to creditors from the latter country, on January 26, 2006 the documentation required by the National Committee for the Company and the Stock Exchange was presented in Italy. Once the approval is obtained by this Committee, the Company will have an additional adherence, consolidating the possibility of a Voluntary Exchange.

Besides the steps taken in Italy, on January 26, the Company decided to reduce from 95% to 92% the majorities required to choose for a Voluntary Exchange, at the same time it extended the due date for executing the APE, in case those majorities were not reached before. These changes are aimed to giving more flexibility to the proposal so as to end in a more effective and quicker way with the debt restructuring process.

By and large the proposal avoids reduction of capital to those creditors who choose Series 1 and/or Series 2, reduces the Company's risk of refinancing, and allows sharing with creditors the benefits of a possible improvement in the financial conditions of the Company.

On January 24, 2006 the Company already had a 90.6% adherence to the proposal. Though such percentage allows starting legal proceedings for the APE, it has been decided to extend the due date until March 15, 2006 so as to incorporate both Italian creditors, still unable to participate, and the remaining bond holders who, for different reasons, have not adhered to the proposal yet.

As of December 31, 2005, expenses related to the financial debt restructuring, amount to Ps. 20,026 thousands, which are shown under "Other current receivables."

NOTE 11 - COMMON STOCK

As of December 31, 2005, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the

Employee Stock Ownership Plan (Note 14). In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Additionally, the Company is prohibited by the terms of its Series C Notes (Note 10) from paying dividends during the continuation of an event of default there under.

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,
  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and
  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or ransferring, by the current shareholders of Gas Argentino, common stock of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the Argentine Anti-trust Authority (Comision Nacional deDefensa de la Competencia).

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 15 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

15.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energia, Pan American Energy and other producers in Tierra del Fuego, Neuquen and Santa Cruz.

As a result of the new regulations issued (Note 2), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to provisions of Resolution No. 208/04 and in compliance with Resolutions No. 752/05 and No. 930/05, which establish that the gas distribution service providers will not be able to supply since September 1, 2005 to certain clients.

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service P and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003 - March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003 - March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003 - March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

On February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

On February 28, 2006, the ES issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation , up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of the date of issuance of these consolidated financial statements MetroGAS has to keep on supplying customers with consumptions over 9,000m3/month and under 15,000m3/month, since they do not have a stipulated date for the purchase of gas in a direct way.

At the time of issuing these consolidated financial statements it is neither possible neither to foresee the result of the renegotiation process nor to determine the final consequences that the standards above mentioned will have on the Company's procedure and results.

Based on these renegotiations, the gas supply contracted is the following:

Volumes - Daily averages for the years
	2005	2006	2007	2008	2009	2010
	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)	MMCM/d (1)
Current Daily Contract Volumes:
Summer (Oct-Apr)	12.64	8.15	1.62	1.50	1.09	0.94
Winter (May-Sept) (2)	17.17	14.41	1.50	1.50	0.94	0.94

According to the long-term contract provisions, the minimum natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily Take-or-Pay contract volumes
	2005	2006	2007	2008	2009	2010
Summer (Oct-Apr)	9.07	5.66	1.46	1.35	0.98	0.84
Winter (May-Sept) (2)	14.54	12.21	1.35	1.35	0.84	0.84
Amount committed/year (3)	272.6	169.5	21.8	20.8	14.3	13.0

(1) Millions of cubic meters per day.

(2) If the Company's daily contract volumes during winter months are below the expected demand, the Company would purchase additional gas on the spot market for sale during the winter months.

(3) Million Pesos. For estimating committed amounts MetroGAS considered wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 the Company has considered prices effective as that date until the end of the current contracts. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at December 31, 2005.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.5 MMCM per day, considering contracts in force as of December 31, 2005.

The Company is obligated to pay approximately Ps. 386.9 million for the period between 2005 and 2006; Ps. 378.0 million for the period between 2007 and 2008 and Ps. 1,050.6 million for the period between 2009 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its FD, SGG, SGP and firm CNG customers. This award shall be valid from June 1, 2005 to April 30, 2021. As of the day of presentation of these financial statements all transportation capacity contracted is available.

15.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Termica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into Pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieved. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H.

Transactions and balances with BG International Limited derived from this contract are described in Note 7.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition, the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of December 31, 2005 and 2004 the financial statements of the Company include a current receivable of Ps. 1,547 thousand and Ps. 4,057 thousand respectively. Interest accrued at December 31, 2005 and 2004 amounts to Ps. 220 thousand and Ps. 535 thousand, respectively and have been recognized as financial and holding results from assets in the statements of operations for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

16.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquen notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquen asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquen informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquen with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquen and to request the CSJN, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquen not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Rio Negro with the CSJN and obtained an injunction. Consequently, the Province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the Province of Rio Negro continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquen with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquen notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquen claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom. MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defense with the Province of Neuquen and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquen to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgment", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "YPF S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañia Argentina de Petroleo S.A. against the Province of Neuquen on request of unconstitutionality". The recent rulings of CSJN, summarized above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquen "MetroGAS against Province of Neuquen about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquen Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1,133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquen. MetroGAS answered the petition requesting that the Province of Neuquen pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

16.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of December 31, 2005, the residual accounting value of the attached fixed assets amounted to Ps. 39.2 million.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

16.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

16.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy, which as of December 31 2005, amounts to Ps. 11.1 million.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

Since the Company considers that the ENARGAS will authorize, in compliance to what is stated by the regulatory framework in force, the reallocation of the requested amounts to the tariff, it has not recorded a provision for contingencies in this connection.

16.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On April 2005, the General Department of Legal Affairs of the Ministry of Economy pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. The debt demanded from MetroGAS, corresponding to the rate for using and occupying public spaces, amounts to $30 million (including interests and fines) as of December 31, 2005. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Direccion General de Rentas ("Revenue Department"), requesting to be able to resort to the Permanent Payment Facilitation Plan ruled by Resolution No. 2,722 for the mentioned fiscal years. Another note was presented on the same date before such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004.

MetroGAS is carrying out the necessary presentations before the ENARGAS in order to have the approval to reallocate on the tariffs the requested amount corresponding to the occupancy of public space levy, for that reason, on December 31, 2005 MetroGAS has registered this concept under "Other non current receivables" for Ps. 35,514 thousand.

16.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in the invoices to the Company's customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On July 2003 the Province requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 7.6 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

The Company believes that the resolution to such matter will be favorable and, therefore has not recorded a provision for contingencies in this connection. Nevertheless, in the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

16.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps.3.8 million and stipulated a fine of Ps.0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On December 31, 2005 the total amount demanded by the ENARGAS amounted to Ps.17.3 million, including interests and fines, which has been recorded as a provision as of December 31, 2005.

16.7. Executives proceedings

At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a lien was placed upon a building belonging to MetroGAS located in the Autonomous City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of December 31, 2005.

Other two creditors made a request for bankruptcy, which was rejected after MetroGAS made the legal deposit of the demanded amounts. At present such amounts are kept in long-term deposits, renewable every 30 days, made out to the participating Court. Both creditors filed executive suits in order to be able to collect those amounts that were deposited.

Besides, other bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 13.7 million as of December 31, 2005.

16.8. Others

At the date of issuance of these consolidated financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's consolidated financial statements as of December 31, 2005.

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME (LOSS)
TO US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities Exchange Commission ("SEC").

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described in Note 18, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

The following is a summary of the significant adjustments to net income (loss) for each of the three years in the period ended December 31, 2005 and shareholders' equity at December 31, 2005, 2004 and 2003 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2005	2004	2003
	Thousands of Ps.
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	681,152	652,741	775,718
US GAAP adjustments:
- Trade receivables	(1,547)	(4,057)	(6,428)
- Other receivables	(35,514)	-	-
- Expensing of deferred financing costs	(20,026)	(12,841)	(8,048)
- Inventory valuation	(935)	(890)	(809)
- Prepaid dividends	-	-	(8,145)
- Discounted value of certain receivables	2,458	1,769	2,343
- Deferred income taxes	(432,670)	(460,149)	(479,031)
Shareholders' equity in accordance with US GAAP	192,918	176,573	275,600

	December 31,
	2005	2004	2003
	Thousands of Ps.
Reconciliation of net income (loss):
Net income (loss) in accordance with Argentine GAAP	28,411	(122,977)	(10,246)
US GAAP adjustments - Increase (Decrease):
- Trade receivables	2,510	2,371	2,189
- Other receivables	(35,514)	-	-
- Expensing of deferred financing costs	(7,185)	(4,793)	(8,048)
- Inventory valuation	(45)	(81)	152
- Prepaid dividends	-	8,145	60
- Discounted value of certain receivables	689	(574)	715
- Deferred income taxes	27,479	18,882	54,096
Net income (loss) in accordance with US GAAP	16,345	(99,027)	38,918

Earnings per share "Basic & Diluted":
Argentine GAAP
Earnings (Losses) per share	0.050	(0.216)	(0.018)
Earnings (Losses) per ADS	0.499	(2.161)	(0.180)
US GAAP
Earnings (Losses) per share	0.029	(0.174)	0.068
Earnings (Losses) per ADS	0.287	(1.740)	0.684
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME (LOSS)
TO US GAAP (Contd.)
Description of changes in shareholders' equity under US GAAP:	December 31,
	2005	2004
	Thousands of Ps.
Shareholders' equity in accordance with US GAAP as of beginning of year	176,573	275,600
Net income (loss) in accordance with US GAAP	16,345	(99,027)
Shareholders' equity in accordance US GAAP as of end of year	192,918	176,573

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND
US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Restatement of financial statements for general price-level changes

As further described in Note 3.4, these consolidated financial statements are presented in constant currency as of February 28, 2003, reflecting the effect of inflation at that date. Nevertheless, the following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, (as amended by Technical Resolution No. 19), as permitted by Regulation S-X of the SEC.

b) Trade receivables

As described in Note 16.1 and in accordance with Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 of the income corresponding to the effect on tariffs as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP, this income is being recognized at the time of the corresponding invoicing.

c) Other receivables

As described in Note 16.4.2. and in accordance with Argentine GAAP, the Company has given recognition in its financial statements at December 31, 2005 of a credit corresponding to the reallocation on the tariffs of the occupancy of public space levy applicable to gas pipelines. Under US GAAP, the Company does not meet the criterion for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), consequently this credit is being recognized at the time of the corresponding invoicing.

d) Deferred financing costs

Under Argentine GAAP, the Company capitalized costs incurred during the years ended December 31, 2005, 2004 and 2003 in connection with managerial and financial advisory contracted to develop a comprehensive plan to restructure all of the Company's financial indebtedness. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

e) Inventory valuation

As described in Note 3.6.g), the Company values its inventories at replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are to be valued at the lower of cost or realizable value.

f) Prepaid dividends

Under Argentine GAAP, as of December 31, 2002, the Company recognized as assets certain receivables with shareholders arising from the payment of dividends in advance. Under US GAAP, such receivables were recorded as a reduction to shareholders' equity.

g) Discounted value of certain receivables

Argentine GAAP require that long-term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 2.5 million adjustment in fiscal 2005, Ps. 1.8 million adjustment in fiscal 2004 and Ps. 2.3 million adjustment in fiscal 2003 over the nominal value of certain long-term tax credits. Those adjustments were reversed for US GAAP purposes.

h) Deferred income taxes

During the years ended December 31, 2005, 2004 and 2003, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities, tax planning and taxable income projections based on its estimates as stated in Note 2. Based on these projections, MetroGAS has recorded as of December 31, 2005 a valuation allowance against the deferred tax assets considered non-recoverable.

Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SFAS 109, states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carry forward that is so brief that it would limit realization of tax benefits if significant deductible temporary differences are expected to reverse in a single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under US GAAP a portion of total deferred tax asset was reduced by an amount based on a valuation allowance for that portion of the asset that the Company considered, more likely than not, will not be realized.

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

Regarding Investment Factor "K" corresponding to investment projects to increase the reliability and safety of the system as well as its expansion, on December 12, 1997 the ENARGAS issued Resolution No. 551/97 granting definitive approval for network expansion projects and the construction of a gas pipeline to reinforce supply to the Autonomous City of Buenos Aires for a total amount of Ps. 109,827 thousand. The Investment Factor was applied semi-annually beginning on July 1, 1998. The Investment Factor "K" was implemented once the projects submitted by MetroGAS and authorized by ENARGAS begin to provide service to users. Investment Factor "K" for the five-year period 1998/2002 amounts to 6.6%, 4.8% and 5.7%, applicable to users in residential, small business and compressed natural gas categories, respectively. In addition, within the program for the Five-Year Rate Review, the ENARGAS approved a request by MetroGAS to adjust the transport component within the tariff, giving recognition to the contracting of additional transport capacity.

Because the Company's current tariffs are not based on its specific cost of providing service, the Company does not meet the criterion for application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71").

However, if the provisions of SFAS 71 were applicable to the Company, management believes that they would not have a significant effect on the financial statements as of December 31, 2004 and 2003 and for the two years then ended, and for the year ended December 31, 2005. See Note 18 (c) above.

j) Earnings per share

Under US GAAP the company applies the provisions contained in "Statement of Financial Accounting Standards No. 128" "Earnings per share" ("SFAS 128"). SFAS 128 makes it mandatory to disclose in the body of the Statement of Income the diluted income (loss) per share as well as basic income (loss) per share. As of December 31, 2005, 2004 and 2003 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Income for each year under the heading "Income (losses) per share".

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

The following represent additional financial statement disclosures required under US GAAP.

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2005	2004
	Thousands of Ps.

Deferred income tax asset according to Argentine GAAP	142,191	142,191
Inventory valuation	327	312
Trade receivables	541	1,420
Other receivables	12,430	-
Expensing of deferred financing cost	7,009	4,494
Discounted value of certain receivables	(860)	(619)
Prepaid dividends	(2,851)	(2,851)
Difference between tax and accounting basis of property, plant and equipment	(320,860)	(339,623)
Valuation allowance	(128,406)	(123,282)
Deferred income tax liability according to US GAAP	(290,479)	(317,958)

Deferred tax liabilities at December 31, 2005 and 2004 result primarily from the differences in the book and tax basis of property, plant and equipment to the application of differing depreciation methods for income tax and financial reporting purposes and the restatement for inflation for accounting purposes.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income (loss) differs from the income tax benefit for the years ended December 31, 2005, 2004 and 2003 computed in accordance with US GAAP as follows:
	December 31,
	2005	2004	2003
	Thousands of Ps.

Income tax expense (benefit) at statutory rate on pre tax income (loss) in accordance with US GAAP	(3,594)	(41,268)	10,755
Change in valuation allowance	(21,247)	24,264	(23,889)
Restatement for inflation	-	-	863
Differences	(1,771)	(1,878)	4,082
Income tax benefit computed in accordance with US GAAP	(26,612)	(18,882)	(8,189)

b) Balance sheet classification differences

As described in Note 3.6.i), under Argentine GAAP, the Company accounts for income taxes applying the deferred tax method. In accordance with the provisions contained in Technical Resolution No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

c) Statement of income classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2005	2004	2003
	Thousands of Ps.

Operating income according to Argentine GAAP	82,655	58,579	29,972
Trade receivables (1)	2,510	2,371	2,189
Other receivables (2)	(35,514)	-	-
Expensing of deferred financing costs (3)	(7,185)	(4,793)	(8,048)
Operating income according to US GAAP	42,466	56,157	24,113

(1) As described in Note 16.1, under Argentine GAAP, the Company has given recognition in its financial statements at December 31, 1997 to the income corresponding to the effect on rates as a result of the variation in the taxable base for the Turnover Tax in the Province of Buenos Aires. Under US GAAP this income is being recognized at the moment of the corresponding invoicing. During the years ended December 31, 2005, 2004 and 2003 the Company billed Ps. 2,510 thousand, Ps. 2,371 thousand and Ps. 2,189 thousand, respectively

(2) See Note 18 (c)

(3) See Note 18 (d)

In addition, as indicated in Note 3.1, the Company adopted the provisions of Technical Resolution No. 19 ("TR No. 19") effective January 1, 2003. TR No. 19 provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues. Gross revenue taxes for the years ended December 31, 2005 and 2004 totalled Ps. 28.1 million and Ps. 25.8 million, respectively.

d) Financing and holding results
	December 31,
	2005	2004	2003
	Thousands of Ps.

Financing and holding results according to Argentine GAAP	(56,275)	(182,955)	7,075
Prepaid dividends (1)	-	8,145	60
Discount on other receivables (1)	689	(574)	715
Inventory valuation (1)	(45)	(81)	152
Financing and holding results according to US GAAP	(55,631)	(175,465)	8,002

(1) Included in Reconciliation of net income (loss) and Shareholders' equity to US GAAP.

e) Additional information on the Statement of Cash Flows

The Company has elected to present the statements of cash flows using the guidance set forth in SFAS No. 95 "Statements of Cash Flows" but using Argentine GAAP numbers. As further described in Note 3.2., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the consolidated statements of cash flows:

	December 31,
	2005	2004	2003
	Thousands of Ps.
Cash and deposits in banks	523,784	369,099	239,541
Cash equivalents:
Current investments	146	41	82
Total cash and cash equivalents	523,930	369,140	239,623

The table below shows certain additional disclosures required by SFAS No. 95 and not provided in the consolidated financial statements:
	December 31,
	2005	2004	2003
	Thousands of Ps.
Non-cash transactions:
Capitalized interest in fixed assets	1,536	883	1,222

Under Argentine GAAP the effect of inflation and the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of the exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows, which contemplate classification differences under US GAAP.
	December 31,
	2005	2004	2003
	Thousands of Ps.
Net cash provided by operating activities	191,044	157,842	167,568
Net cash used in investing activities	(44,565)	(31,090)	(14,184)
Net cash provided by financing activities	10	-	-
Effect of inflation accounting on cash and cash equivalents	-	-	(78)
Effect of exchange rate changes on cash and cash equivalents	8,301	2,765	(2,369)
Net increase in cash and cash equivalents	154,790	129,517	150,937

f) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2005 and 2004 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2005	2004
	Thousands of Ps.
Current assets	742,649	499,237
Non-current assets	1,753,075	1,793,223
Total assets	2,495,724	2,292,460

Current liabilities	1,944,719	1,758,129
Non-current liabilities	357,995	357,758
Total liabilities	2,302,714	2,115,887

Minority interest	92	-
Shareholders' equity	192,918	176,573

Summary of Consolidated Statement of Income in accordance with US GAAP	December 31,
	2005	2004
	Thousands of Ps.
Sales	866,438	790,627
Gross profit	166,768	151,484
Operating income	42,466	56,157
Financial and holding results	(55,631)	(175,465)
Other income, net	2,979	1,399
Minority interest	(81)	-
Income (loss) before income tax	(10,267)	(117,909)
Income tax benefit (expense)	26,612	18,882
Net income (loss) under US GAAP	16,345	(99,027)

g) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such Statement certain disclosure requirements regarding credit risk concentrations. See Note 3.9 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

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

As of December 31, 2005 and 2004, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount.

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

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting for Stock- Based Compensation

  In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award which is the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company's fiscal year ending December 31, 2006. The adoption of SFAS No. 123R will not have a material impact on the Company's consolidated financial statements.

  Inventory costs

  In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense freight, handling costs and wasted material (spoilage), requiring that those items be recognized as current-period charges. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's consolidated financial statements.

  Exchanges of Nonmonetary Assets

  In December 2004, the FASB issued SFAS No. 153 "Exchanges of nonmonetary assets", that replaces the exception from fair value measurement in APB Opinion No. 29 "Accounting for Nonmonetary Transactions" for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 will not have a material impact on the Company's consolidated financial statements.

  Accounting changes and error corrections

  In May 2005, the FASB issued SFAS No. 154 "Accounting changes and error corrections". This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The adoption of SFAS No. 154 will not have a material impact on the Company's consolidated financial statements.

  Accounting for certain Hybrid Financial Instruments

  In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will not have a material impact on the Company's consolidated financial statements.

  Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets", which amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and permits an entity to choose between an Amortization method or a Fair value measurement method to measure each class of separately recognized servicing assets and servicing liabilities. This statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 will not have a material impact on the Company's consolidated financial statements.

NOTE 21 - SUBSEQUENT EVENTS

On April 12, 2006, the Company announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that time, its Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250,000,000, Series 2 Class A Notes for up to US$ 10,000,000, and Series 2 Class B Notes for up to Euros 40,000,000, which will be given in exchange to current bondholders.

On April 27, 2006, the Company announced the closing of the APE process. This closing expresses creditor's acceptance of its proposal submitted on November 9, 2005 as amended and supplemented.

On May 17, 2006, the Company announced the closing, on an out-of-court basis, of the restructuring of US$ 93,808,000 principal amount (approximately 94%) of its 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of its 7.375% Series B Notes due 2002, US$ 130,000,000 principal amount (100%) of its Floating Rate Series C Notes due 2004 and US$ 50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of its other unsecured financial indebtedness pursuant to its solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of such holders of the Existing Debt for cash and/or the exchange on behalf of such holders of the Existing Debt for new securities (the "Solicitations"). The Company further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the Existing Debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by it, its unsecured financial indebtedness aggregated the equivalent of US$ 299,903,285 (including the equivalent of US$ 23,763,260 principal amount of the Existing Debt the holders of which have not participated in the Restructuring) based on exchange rates on May 12, 2006.

The Company also announced that, on May 12, 2006, as part of the Restructuring and as contemplated by the Solicitations, it had issued in exchange for Existing Debt Series 1 Notes aggregating US$ 236,285,638 in principal amount, U.S. Dollar-denominated Series 2 Notes aggregating US$ 6,254,764 in principal amount and Euro-denominated Series 2 Notes aggregating Euros 26,070,450 in principal amounts and had made payments aggregating US$ 105,608,445 to repurchase Existing Debt tendered into or reallocated to the cash option under the Solicitations and US$ 19,090,494 and Euros 469,268 in respect of interest that would have accrued on the Series 1 Notes and the Series 2 Notes through December 30, 2005 had they been issued on January 1, 2005.

Under Argentine GAAP, this debt restructuring generated a total gain of Ps. 252.7 million, net of income tax, as a result of the forgiveness of principal, compensatory and punitive interests.

The following is a summary description of the notes issued:
	Nominal value (millions)	Currency	Interest rate % and period	Maturity
Exchange notes:

Series 1 Notes	236.3	US$	8 % for 2005 to 2010	2014
			9 % thereafter

Series 2 Notes	6.3	US$	3 % for 2006	2014
			4 % for 2007 to 2008
			5% for 2009 to 2010
			7 % for 2011 to 2012
			8 % thereafter
	26.1	Euros	(1)	2014

(1) Series 2 Notes denominated in Euros will bear interest on the outstanding principal amount thereof at the market equivalent of the interest rate borne by Dollar-denominated Series 2 Notes based on mid-market swap rates published by Bloomberg L.P. at 4:30 p.m., New York City time, two Business Days prior to the date of issuance of the Series 2 Notes in the Forward Curve Analysis Page (FWCV) and the Basis Curve Page (TTSA.

NOTE 21 - SUBSEQUENT EVENTS (Contd.)

MetrogGAS, and any current or future subsidiary, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

    Limitations on indebtedness: to incur in a new indebtedness (except Permitted Indebtedness) for an amount higher than US$ 20 million;

    Limitation on Capital Expenditures: until the Company has redeemed, repaid or purchased at least U.S.$75 million principal amount of the Series 1 Notes, it shall not make any investment other than Permitted Investments. Moreover, deductible capital expenditures cannot exceed US$ 15 million in each computation year;

    Limitation on Restricted Payments: until the Company has redeemed, repaid or purchased at least U.S.$75 million principal amount of the Series 1 Notes, it shall not make any restricted payments (including dividends) in excess of the amount obtained after applying certain percentages (established according to the Company's leverage ratio) over the net available excess cash for each computation period;

    Limitations on assets sale: the Company shall not carry out any asset sales unless: (a) the price is at least the fair market value of the assets sold, (b) at least 75 % of the payment is in cash or cash equivalents and (c) such asset sale does not materially and adversely affect its ability to meet its obligations;

    Limitation on Sale and Leaseback transactions; and

    Limitation on transactions with Shareholders and Affiliates.

NOTE 22 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. This information is not a required part of the basic financial statements under US GAAP; however, certain of these tables substantially duplicate the schedule requirements of the SEC. Separate financial statements schedules were, therefore, not prepared for purposes of the Annual Report of which these financial statements constitute a part:

a) Foreign currency assets and liabilities;

b) Expenses incurred;

c) Operating costs;

d) Allowances.

a) FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2005			December 31, 2004
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE (a)	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.

ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 6	2.9920	19	US$ 4	11
	LBE 4	5.1406	21	LBE 4	23
	Euros 3	3.5392	10	Euros 3	11
	Real 3	1.3841	4	Real 2	2
Banks	US$ 121,449	2.9920	363,375	US$ 114,476	336,444
	Euros 20,167	3.5392	71,376	Euros -	-

Trade receivables	US$ 8,730	2.9920	26,120	US$ -	-

Other receivables	US$ 344	2.9920	1,029	US$ 564	1,657
Total Current Assets			461,954		338,148
TOTAL ASSETS			461,954		338,148

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 5,412	3.0320	16,408	US$ 93	277
Financial debt
Overdrafts with foreign financial institutions	US$ 50,000	3.0320	151,600	US$ 50,000	148,950
Negotiable bonds (face value)	US$ 230,000	3.0320	697,360	US$ 230,000	685,170
	Euro 109,500	3.5869	392,766	Euros 110,000	446,512
Interest and other expenses payable to foreign financial institutions	US$ 79,692	3.0320	241,626	US$ 54,998	163,838
	Euro 26,313	3.5869	94,383	Euros 18,321	74,368
Total Current Liabilities			1,594,143		1,519,115
TOTAL LIABILITIES			1,594,143		1,519,115

US$: United States Dollars

LBE: Pounds Sterling

(a) See note 2

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2005						December 31, 2004	December 31, 2003
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
	Thousands of Ps.
Payroll an other employees benefits	3,071	15,841	-	17,495	15,804	52,211	42,963	37,957
Social security contributions	1,121	4,237	-	3,672	4,339	13,369	11,124	9,693
Directors' fee	-	-	-	359	-	359	230	24
Fees for professional services	-	685	-	3,946	242	4,873	4,395	4,247
Technical operator's fees	-	5,056	-	-	-	5,056	4,638	4,453
Sundry materials	-	2,599	-	-	-	2,599	3,108	2,011
Fees for sundry services	-	2,228	-	1,074	4,880	8,182	6,968	6,191
Postage, telephone and fax	-	246	-	998	3,060	4,304	3,912	3,683
Leases	-	7	-	1,580	609	2,196	3,986	5,254
Transportation and freight charges	-	-	-	294	-	294	245	199
Office materials	-	236	-	1,067	161	1,464	1,292	1,265
Travelling expenses	-	263	-	354	67	684	752	550
Insurance premium	-	-	-	2,557	8	2,565	3,878	4,220
Fixed assets maintenance	-	6,422	-	4,760	291	11,473	10,675	10,426
Fixed assets depreciation	-	80,794	-	9,706	-	90,500	85,992	79,653
Intangible assets amortization	-	-	-	-	-	-	-	2,057
Taxes, rates and contributions	-	2,889	362	2,841	28,877	34,969	29,696	25,100
Publicity	-	-	-	-	1,238	1,238	902	475
Allowance for doubtful accounts	-	-	-	-	(11,248)	(11,248)	7,871	6,187
Bank expenses and commissions	-	-	-	60	5,073	5,133	4,954	5,124
Interest on financial operations	1,536	-	-	-	-	1,536	883	1,222
Contingencies reserve	-	-	-	1,391	-	1,391	-	1,677
Others	260	14,662	-	3,889	223	19,034	14,154	18,658
Total as of December 31, 2005	5,988	136,165	362	56,043	53,624	252,182	242,618	230,326

Total as of December 31, 2004	3,025	122,561	682	51,989	64,361	242,618

Total as of December 31, 2003	4,378	109,875	1,292	59,481	55,300	230,326

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2005	December 31, 2004	December 31, 2003
Stock at the beginning of the year
Natural Gas		-	-
Processed Natural Gas		-	-
		-	-

Plus
Purchases
Natural Gas	373,949	315,750	199,340
Processed Natural Gas	(2,650)	5,248	665
	371,299	320,998	200,005

Transportation of Natural Gas	189,868	192,911	193,357
Transportation of Processed Natural Gas	1,976	1,991	2,203
	191,844	194,902	195,560
Operating Costs (Note 22b))
Natural Gas	136,165	122,561	109,875
Processed Natural Gas	362	682	1,292
	136,527	123,243	111,167

Operating Cost	699,670	639,143	506,732

Natural Gas	699,982	631,222	502,572
Processed Natural Gas	(312)	7,921	4,160

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2005	73,952	(1) (11,248)	-	(29,965)	32,739
	2004	66,081	7,871	-	-	73,952
	2003	60,341	6,187	(447)	-	66,081

For inventory obsolescence	2005	846	(3) 135	-	-	981
	2004	593	253	-	-	846
	2003	458	136	(1)	-	593

For obsolescence of materials	2005	1,438	(3) 306	-	-	1,744
	2004	741	697	-	-	1,438
	2003	476	265	-	-	741

Valuation allowance on deferred income tax assets	2005	196,212	(2) (26,372)	-	-	169,840
	2004	170,632	25,580	-	-	196.212
	2003	156.355	15,424	(1,147)	-	170,632

Included in liabilities

Contingencies reserve	2005	1,924	(1) 1,391	-	-	3,315
	2004	2,387	-	-	(463)	1,924
	2003	716	1,677	(5)	(1)	2,387

(1) The charge in results is disclosed in Note 22 b)

(2) Charged in results in line Income tax (Note 3.6.i))

(3) Charged in results in line Sundry materials in Note 22 b)

EXHIBIT 1.1

MetroGas S.A.
BYLAWS

TITLE I: NAME, APPLICABLE PROVISIONS, LOCATION, TERM OF DURATION.

SECTION 1 - A corporation (sociedad anonima) formed under the name of "Distribuidora de Gas Metropolitana S.A." shall continue operating under the name of "MetroGas S.A."

SECTION 2 - The Corporation shall be established in the CITY OF BUENOS AIRES and it may have branches or other offices within or without Argentina.

SECTION 3 - The Corporation's term of duration shall be NINETY NINE (99) years as from the date of filing of these Bylaws with the Public Registry of Commerce (Registro Publico de Comercio). By resolution adopted at a Special Meeting, such term may be extended or, upon authorization by the Gas Regulator or any successor thereto, reduced.

TITLE II: CORPORATE PURPOSE

SECTION 4 - The corporation shall, either in its own name or on behalf of or in association with others, engage in the provision of the natural gas public utility distribution service in Argentina. For such purpose, the Corporation may carry on any and all supplementary and subsidiary business incidental to its corporate purpose, in furtherance of which it shall have full legal capacity to perform any and all acts not contrary to the laws or to these Bylaws, including the following: act under an agency relationship or under a commission, provide gas pipeline maintenance and technical assistance services, build facilities and carry on any other ancillary activity related to natural gas distribution. The Corporation may also engage in any financial transaction other than the transactions included in the Financial Institutions Law (Ley de Entidades Financieras) and may cause corporations to be formed and hold interests in them by making the necessary capital contributions for such purpose.

TITLE III: CAPITAL STOCK AND SHARES.

SECTION 5 - a) The Corporation's balance sheet shall report the capital stock of the Corporation disclosing any and all increases registered with the Public Registry of Commerce in the manner provided by any applicable legal and regulatory provisions. The capital stock may be increased by any amount pursuant to a resolution adopted at a Regular Meeting with no to amend the Bylaws. Any changes in capital stock during the last three fiscal years shall be disclosed in a supplementary note to the financial statements, indicating the amount authorized to be listed. The capital stock of the corporation shall be divided into common book-entry shares having a par value of ONE (1) PESO each and entitled to one vote each. Fifty one percent (51%) of the shares shall be Class A shares, thirty nine per cent (39%) shall be Class B shares and ten per cent (10%) shall be Class C shares. Class C shares represent TEN PER CENT (10%) of the capital stock and have been transferred to the participants in the Employee Stock Ownership Plan, pursuant to Chapter III, Law No. 23696 and Decree No. 265/94. Class C shares that have been fully paid may be converted into Class B shares upon request by their holders as from the third anniversary of the formation of the Corporation.

SECTION 6 - Common shares for future capital increases shall be issued in the following proportion: Class A shares: FIFTY ONE PER CENT (51%); Class B plus Class C shares: FORTY NINE PER CENT (49%). These two classes shall bear the same ratio with respect to one another as that existing as of the date the resolution to issue is made. Holders of Class A, B and C shares shall have preemptive rights to subscribe for any new shares issued by the Corporation within their respective class and in proportion to their shareholdings and shall have residual preemptive rights (derecho de acrecer) pursuant to Section 194 et. seq. of Law No. 19550. Any unsubscribed shares may be offered to non-shareholders. Newly issued and subscribed for Class C shares may be paid up in the maximum term permitted by law.

SECTION 6 BIS - The Corporation has not adopted the optional system of compulsory public offer.

SECTION 7 - Shares shall not be represented by certificates, but shall be registered in accounts maintained for each shareholder with the Corporation and/or commercial and/or investment banks and/or the authorized depositories, as determined by the Directors. Global certificates representing paid-up shares may be issued pursuant to the requirements provided by the applicable laws. Global certificates registered in collective deposit systems shall be considered final, negotiable and divisible.

SECTION 8 - The Corporation may not issue fractional shares. In the even of joint ownership of shares, shareholders must act as one for the exercise of rights and fulfillment of obligations. Any qualifications with regard to the ownership of or restrictions on the transfer of shares shall be evidenced in the certificates issued by the depository.

SECTION 9 - The Corporation may issue preferred shares, which shall entitle the holders thereof to the preferences as to payment and distribution described below, pursuant to a resolution adopted at a Meeting at which the issue is decided: (a) Preferred shares shall be entitled to a fixed or variable dividend, which may be cumulative or not for one or more fiscal years, and may also have a minimum and maximum dividend; (b) Preferred shares may be fully or partially redeemable and convertible into common stock; (c) Preferred shares may have priority as to the reimbursement of paid in contributions upon liquidation of the Corporation; (d) Preferred shares may participate in the conversion of reserves or special funds into equity and in similar procedures whereby paid-up shares are delivered to the shareholders; (e) Preferred shares may be issued in the currency and subject to the adjustment provisions permitted by the applicable laws; (f) Preferred shares shall be non-voting. However, preferred shares shall be entitled to one vote per share in the following cases: (1) where the Corporation is in default as to payment of the preference; (2) where a meeting is called for purposes of transacting the special business contemplated by Section 244, Law No. 19550, last part; (3) where the Corporation's preferred shares were listed on any Stock Exchange and such listing was suspended or removed for any reason, provided such situation has not been remedied and continues. Holders of any class of common shares shall have preemptive rights in subscription for preferred shares, in proportion to their shareholdings.

SECTION 10 - Should any shareholder fail to pay his shares when due, the Corporation may choose to take any of the actions set forth in section 193 of Law No. 19550.

SECTION 11 - Class A common shares may only be transferred with the approval of the Gas Regulator or any successor.

TITLE IV: NOTES AND PROFIT-SHARING CERTIFICATES

SECTION 12 - The Corporation may borrow money privately or publicly, by issuing debentures or notes and any other commercial paper within or without Argentina in the currencies determined by the Corporation. Debentures may be secured by a floating or non-floating lien or with an ordinary guarantee, may be issued in Argentine Pesos or in any other foreign currency and may be convertible into shares pursuant to the issuance program.

SECTION 13 - The Corporation shall issue bonos de participacion (profit-sharing certificates issued under Employee Stock Ownership Plans) to the Corporation's employees of any category under the Employee Stock Ownership Plan mentioned in 5 above, pursuant to section 230 of Law No. 19550 (as reinstated by Decree No. 841/84) so that profits may be distributed among the participants. The percentage of the profits for the year to be allocated to the plan shall be POINT FIVE PER CENT (0.5%) and shall be calculated after taxes. The profits due on the certificates shall be paid to the certificate holders concurrently with the payment of dividends. The Corporation shall deliver profit-sharing certificates to employees and the certificates will be nominative and non-transferable. Any rights of the employees under the certificates shall cease upon termination of the employment relationship on any grounds and this shall not entitle the other holders to acquire the forfeited certificates. The Corporation shall issue a numbered document stating the number of certificates held by each certificate holder and such document shall be necessary to exercise any rights of the certificate holders. Every payment shall be evidenced in such document. The terms of issuance of the certificates may only be amended by resolution adopted at a class Meeting convened pursuant to sections 237 and 250 of the Business Organizations Law. The interest of profit-sharing certificate holders shall be accounted for as an expense and shall be enforceable under the conditions applicable to dividends. If shares are issued on account of future capital increases with Class C shares not being fully paid in, up to 50% of each Class C Shareholder's interest may be allocated to payment of any unpaid balance.

TITLE V: MEETINGS OF SHAREHOLDERS

SECTION 14 - Regular and/or Special Meetings shall be called by the Directors or Statutory Auditor in the cases provided by law or where either of them deems it fit or upon requisition of shareholders of any Class representing no less than FIVE PER CENT (5%) of the capital stock. In this case, the requisition shall state the items of business to be transacted and the Directors or the Statutory Auditor shall call a Meeting to be held no later than FORTY (40) days following the requisition. Should the Directors or Statutory Auditor fail to call a meeting within the above term, the meeting may be convened by the control authority or by the court. Meetings shall be called as provided in section 237 of Law No. 19550 for first-call, second-call and unanimously-held meetings. The first and second call for Regular and Class Meetings may be issued simultaneously.

SECTION 15 - Where the rights of holders of a Class of shares may be affected by a resolution to be adopted at a meeting, the consent or ratification of such Class shall be required. Such consent or ratification shall be given at a Class Meeting held pursuant to the provisions governing Regular Meetings contained in these Bylaws.

SECTION 16 - At any Regular Meeting of Shareholders held on first call, the presence in person or by proxy of shareholders representing a majority of the voting shares shall constitute a quorum. Second-call Meetings of Shareholders shall be validly held regardless of the number of voting shares present. Resolutions in both cases shall be adopted by the affirmative vote of the majority of votes present that may be cast at the meeting.

SECTION 17 - At any Special Meeting of Shareholders held on first call, the presence of shareholders representing SIXTY ONE PER CENT (61%) of voting shares shall constitute a quorum. Second-call Special Meetings of Shareholders shall be validly held regardless of the number of voting shares present. Resolutions in both cases shall be adopted by the affirmative vote of the majority of votes present that may be cast at the meeting, except as provided by the last paragraph of Section 244 of Law No. 19550 and by section 18 hereof.

SECTION 18 - Until the earlier of: (i) the expiration of TWO (2) years following the transfer date of all the Corporation's Class A shares to the successful bidder under the International Public Bidding Process for the Privatization of GAS DEL ESTADO SOCIEDAD DEL ESTADO, and (ii) transfer by the Federal Government of all the Class B shares held by it, any amendment to the Corporate Bylaws and any capital increase shall also require the affirmative vote of the shares of such class that are held by the Federal Government. After the expiration of such term or after such event has occurred, any amendment to sections 2 and 3 (as to the reduction of the term) and sections 4, 5, 6, 7, 11, 13, 18, and 32 shall require the authorization of the Gas Regulator or any successor thereto.

SECTION 19 - Shareholders intending to attend the Meetings shall give notice of their intention to the Corporation so that they may be registered in the Meeting Attendance Book. The record date for the determination of holders entitled to attend the meeting shall be no later than THREE (3) days before the date on which the Meeting is to be held. Shareholders may be represented by proxy pursuant to Section 239 of Law No. 19550.

TITLE VI: MANAGEMENT

SECTION 20 -The business of the Company will be managed by a Board of Directors consisting of eleven (11) Directors and eleven (11) alternates, who shall replace the Directors as needed. Directors shall hold office for one (1) to three (3) fiscal years, as decided by the Meeting of Shareholders, and they may be reelected. At a Special Class Meeting, first and subsequent calls of which shall be given simultaneously with the respective general notice, Class B shareholders shall appoint four (4) directors and four (4) alternates, and Class C shareholders shall appoint one (1) director and one (1) alternate. Three (3) of the directors and three (3) of the alternates appointed by the Class B shareholders must qualify as "independent directors" pursuant to Executive Decree No. 677/2001 of the Argentine Republic, as amended, supplemented or replaced from time to time, and to the Rules of the Securities Exchange Commission of the Argentine Republic issued accordingly; in addition to the above, they shall satisfy the requirements of "independence" provided for under Rule 10 A (3) in accordance with the US Securities Exchange Act of 1934, as amended, supplemented or replaced, and the applicable rules of the US Securities and Exchange Commission. The directors appointed in accordance with the above procedure may only be removed by the class or classes appointing them, notwithstanding the power of the general meeting to remove the full Board of Directors by a majority vote of the shareholders of all three classes.

SECTION 21 - Directors and alternate directors shall hold office until their successors have been duly elected and qualified.

SECTION 22 - At its first meeting after the Meeting of Shareholders at which the members of the Board were elected was held, the Board shall appoint from among its members a Chairman, a Vice-Chairman and an assistant Vice-Chairman.

SECTION 23 - If the number of vacancies in the Board of Directors is such that the Board is not able to transact business validly, even after incorporating all the Alternate Directors, the Statutory Audit Committee shall elect new directors to fill the vacancies. Such new directors shall hold office until their successors are elected. For such purpose, a General Meeting of Shareholders shall be called, as applicable, within TEN (10) days as from the date of election of the Statutory Audit Committee.

SECTION 24 - Directors shall execute a bond in the form of a deposit with the Corporation in the amount of ONE THOUSAND ARGENTINE PESOS (ARS 1,000) either in cash or in securities for the faithful performance of their duties. Such amount may be modified in accordance with the terms and conditions prescribed at a Meeting of Shareholders.

SECTION 25 - The Board shall meet at least ONCE (1) every three months. The Chairman or any Director acting as Chairman, as determined by these bylaws, may call Board meetings when he/she deems it appropriate or at the request of any Director in office or of the Statutory Audit Committee. The meeting shall be called within FIVE (5) days as from receipt of such request; failing this, any Director may call the meeting. Board meetings shall be called in writing and notice thereof shall be sent to the address reported by each Director, stating the date, time and place of the meeting, no later than THREE (3) days prior to the date of the meeting. Such notice shall also include the business to be transacted; provided, however, that any other business may also be transacted if all Directors are present at the meeting and vote unanimously.

SECTION 26 - The Board may transact business if the majority of its members are present at the meeting and may take any resolution by a majority vote of the directors present. In the case of a tie, the Chairman or person replacing the Chairman shall have a second or casting vote. Board meetings may be held through a video or teleconference, which entails simultaneous transmission of sound and images technologies. The meeting's minutes shall state whether a video or teleconference took place. The Statutory Auditors shall state whether decisions were duly taken and members participating through the video or teleconference will be computed for purposes of determining the quorum. Additionally, Meetings may also be held remotely pursuant to the provisions in force.

SECTION 27 - The Vice-Chairman, or in his absence the assistant Vice-Chairman, shall replace the Chairman in the case of resignation, death, incapacity, inability, removal or temporary or permanent absence. A new Chairman shall be elected within TEN (10) days if the absence is permanent.

SECTION 28 - The actions of the Vice-Chairman, or in his absence, the assistant Vice-Chairman, in any administrative, court of corporate proceedings requiring the presence of the Chairman shall bind the Corporation and shall give rise to the presumption of absence of the Chairman. Thus, the delegation of such authority shall be evidenced by a Board's resolution.

SECTION 29 - The Board of Directors has broad powers to manage, organize and administer the business and affairs of the Corporation without any limitation other than such limitations as may arise from the law or these Bylaws.

SECTION 30 - Directors' emoluments shall be fixed at a Meeting of Shareholders and shall conform to the provisions of Section 261 of Argentine Business Organizations Law No. 19550.

SECTION 31 - Directors shall be jointly and severally liable to the Corporation, the shareholders and third parties for improper performance of their office, as well as for violation of the law, these Bylaws and any and all resolutions of the shareholders, except that paragraph 2, section 274, Law No. 19550 shall apply. Any Director that participated in the deliberation or resolution or was aware of it, will be exempted from liability if he expresses his dissent in writing and gives notice thereof to the Statutory Audit Committee before his liability is reported to the Board of Directors, the Statutory Audit Committee, the Meeting of Shareholders or the competent authorities or before the applicable court action is filed.

TITLE VII: STATUTORY AUDIT

SECTION 32 - The Corporation shall have a Statutory Audit Committee consisting of THREE (3) Statutory Auditors who shall hold office for ONE (1) fiscal year. The Corporation shall also appoint THREE (3) Alternate Statutory Auditors who shall replace the Statutory Auditors in the cases established by Section 291 of Law No. 19550. Statutory Auditors and Alternate Statutory Auditors shall hold office until their successors have been duly elected and qualified. Two Statutory Auditors and the respective Alternate Statutory Auditors shall be elected by Class A shareholders, and the other Statutory Auditor and Alternate Statutory Auditor shall be elected by the remaining holders of common shares.

SECTION 33 - The fees of Statutory Auditors shall be fixed at a Meeting of Shareholders and shall conform to the provisions of Section 292 of the Argentine Business Organizations Law No. 19550.

SECTION 34 - The Statutory Audit Committee shall meet at least ONCE (1) every THREE months. Statutory Audit Committee meetings may be called at the request of any of its members, within FIVE (5) days following the request submitted to the Chairman of the Statutory Audit Committee or of the Board of Directors, as the case may be. Notices of all meetings shall be in writing and sent to the address reported by each Statutory Auditor upon assuming office. The proceedings of the Statutory Audit Committee shall be entered on a Minutes' Book, and the Statutory Auditors present at the Statutory Audit Committee's meeting shall sign the relevant minutes. The presence of the THREE (3) members shall be required to hold valid meetings, and resolutions shall be approved by a majority vote, notwithstanding the rights of the dissident Statutory Auditor. Statutory Audit Committee's meetings shall be chaired by one of the Statutory Auditors elected by a majority vote at the first meeting of each year. At such meeting, an alternate Chairman will be elected to replace the Chairman in his absence.

TITLE VIII: BOOKS AND ACCOUNTS.

SECTION 35 - The fiscal year ends on December 31 of each year. As of such date, the Corporation will prepare its Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity and Letter to the Shareholders in accordance with statutory regulations, the bylaws and applicable technical resolutions.

SECTION 36 - Net and earned profits shall be allocated as follows: (a) No less than FIVE PERCENT (5%), up to TWENTY (20%) of the subscribed capital, shall be appropriated to the statutory reserve fund; (b) To payment of the emoluments of Directors and the Statutory Auditors' fees; (c) To payment of past due cumulative dividends on preferred shares, as applicable; (d) To payment of the fixed dividend on preferred shares; (e) To payment of the income belonging to profit-sharing certificates (f) To the creation of the voluntary reserves that the Meeting of Shareholders may deem advisable; g) The remainder shall be distributed as common-share dividends irrespective of the Classes of shares.

SECTION 37 - Cash dividends will be paid to the shareholders pro rata to the amount paid in on their shares no later than THIRTY (30) days after the approval of such dividends. In the case of stock dividends, the related shares shall be delivered no later than THREE (3) months after the date of the Meeting of Shareholders that approved such dividends.

SECTION 38 - Cash dividends approved at a Meeting of Shareholders that have not been collected after the expiration of THREE (3) years after they were made available to the shareholders shall forfeit to the Corporation. They shall be appropriated to a special reserve that shall be used by the Meeting of Shareholders, at its own discretion.

SECTION 39 - The right to receive stock dividends and stock for the conversion of reserves and appraisal revaluation balances into equity shall forfeit to the Corporation after expiration of the terms described in the prior Section. In such a case, shares shall be offered to the other shareholders that may exercise their preemptive right pro rata to their holding of the class of shares offered. Shareholders shall also have residual preemptive rights over the remaining shares upon failure of the other shareholders to exercise their preemptive rights. The Board of Directors shall fix the terms and conditions to exercise such right and shall publish the procedure as required. The proceeds of the sale shall be allocated to the special reserve referred to in the prior point. The rights attaching to forfeited shares shall be suspended until the Corporation records their sale.

SECTION 40 - The last paragraph of the prior article shall also apply where the Corporation establishes an exchange of outstanding securities to the holders that have not collected the new shares.

TITLE IX: WINDING UP

SECTION 41 - Winding up of the Corporation, regardless of its cause, shall be governed by Section 101 through 112, Title XIII, Chapter I of Law No. 19550.

SECTION 42 - The Corporation's winding up process shall be conducted by the Board of Directors or by the liquidator appointed at a Shareholders Meeting, subject to the surveillance of the Statutory Audit Committee.

SECTION 43 - After all Liabilities, including expenses incurred in winding up, have been discharged, the remainder shall be distributed to the shareholders, without any distinction as to class or category, pro rata to their shares in the following order: (a) the Corporation shall reimburse the capital paid in on preferred shares that have a privilege as to reimbursement of paid-in capital; (b) the Corporation shall reimburse the capital paid in by the holders of common shares and of any other preferred shares; (c) the Corporation shall pay accumulated fixed dividends on preferred shares that remain unpaid; (d) the remainder, if any, shall be distributed to the shareholders in proportion to their shareholdings.

TITLE X - TEMPORARY PROVISION

SECTION 44 - Following transfer of all Class A common shares and provided there are Class B shares owned by the Argentine Government, but always within two years after the Corporation's incorporation, the Statutory Auditor and Alternate Statutory Auditor to be elected by Class B shareholders shall be elected by the SINDICATURA GENERAL DE EMPRESAS PUBLICAS (controlling agency of utility companies) of by any successor government agency.

EXHIBIT 2.1

SUPPLEMENTAL INDENTURE
For Series 1 Notes and Series 2 Notes
(Supplemental to Indenture dated as of
September 8, 1999, as amended)

among

METROGAS S.A.
as Issuer

and

THE BANK OF NEW YORK
as Trustee, Paying Agent, Co-Registrar and Transfer Agent

Dated as of April 28, 2006

Relating to Some or All of

Series 1 Listed Notes due 2014
Series 1 Unlisted Notes due 2014
Series 2 Listed Notes due 2014
Series 2 Unlisted Notes due 2014
Series 2 Listed Notes due 2014
Series 2 Unlisted Notes due 2014

This SUPPLEMENTAL INDENTURE is made as of April 28, 2006

AMONG:

1. METROGAS S.A., a sociedad anonima organized, existing and incorporated under the laws of the Republic of Argentina on November 24, 1992, with a term of duration expiring on December 1, 2091, and registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Book 112, Volume "A" of Sociedades Anonimas , as issuer (the "Issuer"); and

2. THE BANK OF NEW YORK, as trustee under the Existing Indenture (as defined below), paying agent, co-registrar and transfer agent (in such capacities, the "Trustee", the "Paying Agent", the "Co-Registrar" and the "Transfer Agent", respectively).

WITNESSETH

WHEREAS, the Issuer and Citibank, N.A., as trustee, paying agent, co-registrar and transfer agent executed and delivered an Indenture dated as of September 8, 1999, which may be amended or supplemented from time to time (as amended by the Supplemental Indenture Agreement dated as of May 7, 2001, the "Existing Indenture");

WHEREAS, The Bank of New York succeeded Citibank, N.A., as trustee, paying agent, co-registrar and transfer agent under the Existing Indenture pursuant to an Instrument of Resignation, Appointment and Acceptance dated as of October 30, 2003 (the "Instrument") among the Issuer, Citibank, N.A., The Bank of New York and Banco de Valores S.A.;

WHEREAS, pursuant to the Instrument Banco de Valores S.A. succeeded Citibank, N.A., Buenos Aires Branch, as registrar, paying agent and transfer agent in Argentina and as the Trustee's representative in Argentina;

WHEREAS, the Issuer, pursuant to a public offering of securities in Argentina under Argentine Law No. 17,811, as amended, issued (i) U.S.$100,000,000 principal amount of 9-7/8% Series A Notes due 2003, (ii) Euros 110,000,000 principal amount of 7.375% Series B Notes due 2002 and (iii) U.S.$130,000,000 principal amount of Floating Rate Series C Notes due 2004:

WHEREAS, Section 7.1(e) of the Existing Indenture permits the Issuer and the Trustee to enter into an indenture supplemental to the Existing Indenture to provide for the issuance of and establish the form and terms and conditions of additional Series of Notes;

WHEREAS, Section 2.1 of the Existing Indenture permits the form of each additional Series of Notes to be established pursuant to an indenture supplemental to the Existing Indenture;

WHEREAS, Section 2.4 of the Existing Indenture permits certain terms of any additional Series of Notes to be established pursuant to an indenture supplemental to the Existing Indenture;

WHEREAS, on December 31, 2005 the Issuer had a total share capital issued and authorized of Ps.569,171,208 and the Issuer's net worth was Ps.681,153,480;

WHEREAS, the corporate purpose and principal activity of the Issuer consist of providing gas distribution services in the City of Buenos Aires and in the southern and eastern greater metropolitan Buenos Aires area;

WHEREAS, the Issuer has proposed a restructuring of its outstanding financial indebtedness, including the Notes issued and outstanding under the Existing Indenture, pursuant to which restructuring holders of the Issuer's outstanding financial indebtedness will receive Series 1 Notes or Series 2 Notes in exchange for such outstanding financial indebtedness, in accordance with the terms and subject to the conditions of such restructuring, as substantially set forth in the Solicitation Statement dated November 9, 2005, as supplemented and amended; and

WHEREAS, the Trustee has reviewed the English translation of the resolutions of the shareholders of the Issuer adopted on December 22, 1998 and October 15, 2004, of the resolutions of the Board of Directors of the Issuer adopted on April 27, 1999 and November 4, 2004 that together authorize the issuance from time to time of up to an aggregate principal amount outstanding at any time of U.S.$600,000,000 of Notes in one or more Series and of the resolutions of the Board of Directors of the Issuer adopted on October 31, 2005, November 9, 2005 and April 12, 2006 that authorize or otherwise relate to the issuance of the Series 1 Notes and the Series 2 Notes.

NOW, THEREFORE, the following is hereby established in respect of the Series 1 Notes and the Series 2 Notes:

1. Definitions. Capitalized terms used herein and not defined herein or in Exhibit A hereto shall have the meanings specified in the Existing Indenture. Capitalized terms defined herein or in Exhibit A hereto and also defined in the Existing Indenture shall have the meanings specified herein or in Exhibit A hereto (which definitions are incorporated herein by reference).

2. Establishment of Series 1 Notes and Series 2 Notes.

(a) There are hereby established two Series of Notes: Series 1 Notes due 2014 (the "Series 1 Notes") and Series 2 Notes due 2014 (the "Series 2 Notes"). The Series 1 Notes shall be denominated in Dollars and shall be issued as Series 1 Listed Notes and Series 1 Unlisted Notes in accordance with the relevant Issuer Order given under Section 2.5 of the Existing Indenture. The Series 2 Notes shall be denominated in Dollars, Euros and/or Pesos and shall be issued as Series 2 Listed Notes or Series 2 Unlisted Notes (in the case of Dollar-denominated Series 2 Notes), Series 2 Listed Notes (in the case of Euro-denominated Series 2 Notes) and Series 2 Unlisted Notes (in the case of Peso-denominated Series 2 Notes) in accordance with the relevant Issuer Order given under Section 2.5 of the Existing Indenture.

(b) (i) Each of the Series 1 Listed Notes, the Series 1 Unlisted Notes, the Series 2 Listed Notes and Series 2 Unlisted Notes offered in reliance on Regulation S under the Securities Act will be represented by a single, permanent global note in definitive, fully registered book-entry form (a "Regulation S Global Note"). Regulation S Global Notes representing Series 1 Listed Notes, Series 1 Unlisted Notes, Series 2 Listed Notes and Series 2 Unlisted Notes will be registered in the name of a nominee of DTC and deposited on behalf of the Holders of such Series 1 Listed Notes, Series 1 Unlisted Notes, Series 2 Listed Notes and Series 2 Unlisted Notes with a custodian for DTC for credit to the respective accounts of such Holders (or to such other accounts as they may direct) at Euroclear or Clearstream, Luxembourg.

(ii) Each of the Series 1 Listed Notes, the Series 1 Unlisted Notes, the Series 2 Listed Notes and Series 2 Unlisted Notes offered to QIBs in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act will be represented by a single, permanent global note in definitive, fully registered book-entry form (a "Restricted Global Note"). Restricted Global Notes representing the Series 1 Listed Notes, the Series 1 Unlisted Notes, the Series 2 Listed Notes and Series 2 Unlisted Notes will be registered in the name of a nominee of DTC and deposited on behalf of the Holders of such Series 1 Listed Notes, Series 1 Unlisted Notes, Series 2 Listed Notes and Series 2 Unlisted Notes with a custodian for DTC for credit to the respective accounts of such Holders (or to such other accounts as they may direct) at DTC.

3. Terms and Form of Series 1 Notes and Series 2 Notes. Each Series 1 Note and Series 2 Note shall be substantially in the form set forth in Exhibit A hereto and contain the terms and provisions provided for therein and incorporated by reference herein. If any provision of the Existing Indenture (as amended by this Supplemental Indenture) limits, qualifies or conflicts with any term or provision of the Series 1 Notes and/or the Series 2 Notes, such provision in the Series 1 Notes and/or Series 2 Notes, respectively, shall control.

4. Covenants. Each Series 1 Note and Series 2 Note, as applicable, shall contain the Covenants set forth in Exhibit A hereto, which Covenants are incorporated by reference herein. Except as otherwise provided in Section 11 hereof, Article Three of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes. With respect to the Series 1 Notes and Series 2 Notes, any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to Article Three thereof (or any Section under such Article Three, except as otherwise provided in Section 11 hereof) shall be deemed to refer to this Section 4 and to the relevant Covenant(s) set forth in Exhibit A hereto.

5. Exchanges of Global Registered Notes.

(a) Section 2.10(b) of the Existing Indenture shall not apply to the Series 1 Notes and the Series 2 Notes. With respect to the Series 1 Notes and the Series 2 Notes, any reference in the Existing Indenture (as it applies to the Series 1 Notes and the Series 2 Notes) to Section 2.10(b) thereof shall be deemed to refer to Section 5(b) hereof.

(b) Interests in the Global Notes representing Series 1 Notes and Series 2 Notes will be exchangeable or transferable, as the case may be, for certificated Series 1 Notes and Series 2 Notes, as the case may be, if (i) DTC notifies the Issuer that it is unwilling or unable to continue as depositary for such Global Note or DTC ceases to be a "clearing agency" registered under the Exchange Act, and the Issuer does not appoint a successor depositary within 90 days, or (ii) if holders of interests in such Global Notes request such exchange or transfer following the acceleration of the Series 1 Notes or the Series 2 Notes. In addition, interests in the Global Notes representing Series 1 Listed Notes and Series 2 Listed Notes will be exchangeable or transferable, as the case may be, upon request by or on behalf of DTC in accordance with customary procedures. Furthermore, the Issuer may determine at any time and in its discretion that the Series 1 Notes and the Series 2 Notes shall cease to be represented by Global Notes. If the Issuer makes such determination, notifies DTC accordingly and DTC notifies its participants thereof, the Issuer will issue certificated Series 1 Notes and Series 2 Notes in exchange for any beneficial interests withdrawn from the corresponding Global Note at the request of the beneficial holder of such interest. In such case, certificated Series 1 Notes and Series 2 Notes, as the case may be, will be delivered promptly (but in any event no later than 15 days after such request) to the holders of interests in such Global Notes at the office or agency maintained by the Issuer for such purpose in the Borough of Manhattan, The City of New York, which initially will be the Corporate Trust Office, or at the office of any transfer agent for the Series 1 Notes and the Series 2 Notes appointed pursuant to the Indenture.

6. Events of Default; Remedies of the Trustee and Noteholders on Event of Default. Sections 4.1 and 4.2 of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes. With respect to the Series 1 Notes and Series 2 Notes, (i) any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to Section 4.1 thereof shall be deemed to refer to the provision entitled "Events of Default" in Exhibit A hereto, which provision is incorporated by reference herein and (ii) any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to Section 4.2 thereof shall be deemed to refer to the provision entitled "Remedies" in Exhibit A hereto, which provision is incorporated by reference herein.

7. Supplemental Indentures.

(a) Sections 7.1 and 7.2 of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes. With respect to the Series 1 Notes and Series 2 Notes, any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to Section 7.1 thereof shall be deemed to refer to Section 7(b) hereof and any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to Section 7.2 thereof shall be deemed to refer to Section 7(c) hereof.

(b) Supplemental Indentures Without Consent of Noteholders. The Issuer and the Trustee may from time to time and at any time enter into an indenture or supplemental indenture in respect of the Series 1 Notes and/or the Series 2 Notes for one or more of the following purposes:

(i) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Series 1 Notes and/or the Series 2 Notes any property or assets;

(ii) to evidence the succession of another corporation to the Issuer, or successive successions, and the assumption by the successor corporation of all the covenants, agreements and obligations of the Issuer pursuant to Covenant 20 (Limitation on Merger, Consolidation, Sale and Lease);

(iii) to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer may, in its written opinion, consider to be for the protection of the Holders of the Series 1 Notes and/or the Series 2 Notes, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in the Existing Indenture (as amended by this Supplemental Indenture) or in the Series 1 Notes and/or the Series 2 Notes; provided that, in respect of any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Series 1 Notes or the Series 2 Notes at the time Outstanding to waive such an Event of Default;

(iv) to cure any ambiguity or to cure, correct or supplement any provision contained herein or in the Series 1 Notes and/or the Series 2 Notes or in any supplemental indenture that may be defective or inconsistent with any other provision contained in the Existing Indenture (as amended by this Supplemental Indenture) or in the Series 1 Notes and/or the Series 2 Notes or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising hereunder, the Series 1 Notes and/or the Series 2 Notes or under any supplemental indenture as the Issuer may, in its written opinion, deem necessary or desirable and which shall not adversely affect the interests of the Holders of Outstanding Series 1 Notes and/or the Series 2 Notes in any material respect;

(v) to evidence and provide for the acceptance of appointment under the Existing Indenture (as amended by this Supplemental Indenture) by a successor Trustee with respect to the Series 1 Notes and/or the Series 2 Notes;

(vi) to correct or supplement any provision herein as requested by any securities exchange in order to obtain the listing thereon of the Series 1 Listed Notes and/or the Series 2 Listed Notes, provided that such actions shall not adversely affect the interests of the Holders of Outstanding Series 1 Notes and/or the Series 2 Notes in any material respect; or

(vii) to comply with any requirement of the CNV, any stock exchange or regulatory entity in order to affect and maintain the qualification of the Existing Indenture (as amended by this Supplemental Indenture).

The Trustee is hereby authorized to join with the Issuer in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture that adversely affects the Trustee's own rights, duties or immunities under the Existing Indenture (as amended by this Supplemental Indenture) or otherwise.

Any supplemental indenture authorized by the provisions of this Section 7(b) may be executed without the consent of the Holders of any of the Series 1 Notes or Series 2 Notes at the time Outstanding, notwithstanding any of the provisions of Section 7(c) hereof.

Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of this Section 7(b), the Issuer at its expense shall give notice thereof to the CNV, setting forth in general terms the substance of such supplemental indenture. Any failure of the Issuer to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of such supplemental indenture.

(c) With the affirmative vote of the Holders of not less than a majority in aggregate principal amount of the Series 1 Notes or Series 2 Notes (as applicable) at the time Outstanding present or represented at an extraordinary meeting of Holders of the Series of Notes affected by any action referred to in this Section 7(c) at which a quorum is present, the Issuer and the Trustee may, from time to time and at any time, enter into an indenture or supplemental indenture in respect of the Series 1 Notes and/or Series 2 Notes (as applicable) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Existing Indenture (as amended by this Supplemental Indenture), or of modifying in any manner the rights of the Holders of the Series 1 Notes or Series 2 Notes (as applicable); provided that no such indenture or supplemental indenture shall, without the unanimous affirmative vote of the Holders of all the Series 1 Notes or Series 2 Notes, make any of the following "fundamental" changes to the terms of the Series 1 Notes and/or Series 2 Notes (as applicable):

(i) a change in the Stated Maturity of the principal of or interest on the Series 1 Notes or the Series 2 Notes, as applicable;

(ii) a reduction in the principal amount of or interest on the Series 1 Notes or the Series 2 Notes, as applicable;

(iii) a change in the Issuer's obligation to pay Additional Amounts or any other amounts payable in respect of the Series 1 Notes or the Series 2 Notes, as applicable;

(iv) a change in the place of, or the currency in which, payment of principal of or interest (including Additional Amounts) on the Series 1 Notes or the Series 2 Notes, as applicable, is to be made;

(v) a change impairing the right to institute suit for the enforcement of any payment of principal of or interest (including Additional Amounts) on the Series 1 Notes or the Series 2 Notes, as applicable, on or after the Stated Maturity thereof (or, in the case of redemption, on or after the scheduled redemption date);

(vi) a modification in the above-stated percentage of aggregate principal amount of the Series 1 Notes or the Series 2 Notes, as applicable, necessary to modify or amend the Series 1 Notes or the Series 2 Notes, as applicable, and the Existing Indenture (as amended by this Supplemental Indenture) as it applies to the Series 1 Notes or the Series 2 Notes, as applicable, or to waive future compliance with or past default by the Issuer as it applies to the Series 1 Notes or the Series 2 Notes, as applicable, or a modification in the quorum requirements or the percentages of votes required for the adoption of any action at a meeting of Holders of the Series 1 Notes or the Series 2 Notes, as applicable;

(vii) a modification or change to any provision affecting the ranking of the Series 1 Notes or the Series 2 Notes, as applicable, in a manner adverse to the Holders of the Series 1 Notes or the Series 2 Notes, as applicable;

(viii) a change of the governing law;

(ix) a modification or change to the Issuer's obligation to make mandatory redemption payments in accordance with "Mandatory Redemption with Excess Cash" and "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions" (as set forth in Exhibit A hereto);

(x) a modification that eliminates, invalidates or amends in a manner materially adverse to the Holders of the Series 1 Notes or the Series 2 Notes, as applicable, any Liens incurred for the benefit of the Holders of the Series 1 Notes or the Series 2 Notes, as applicable;

(xi) a change to any prepayment or redemption provision of the Series 1 Notes or Series 2 Notes, as applicable, that would alter the pro rata sharing of payments required thereby; or

(xii) any amendment to the aforesaid list of provisions of the Existing Indenture (as amended by this Supplemental Indenture) that cannot be amended without the unanimous affirmative vote of the Holders of the Series 1 Notes or the Series 2 Notes, as applicable.

Modification and amendments to the Series 1 Notes or the Series 2 Notes and to the Existing Indenture (as amended by this Supplemental Indenture) as it applies to the Series 1 Notes or the Series 2 Notes or waivers of provisions thereof may only be approved at an extraordinary meeting of Holders of the Series 1 Notes or the Series 2 Notes and, respectively, except for a modification, amendment or waiver that constitutes a "fundamental" change set forth above, of the Series 1 Notes or the Series 2 Notes at the time Outstanding if the obligation, covenant, Event of Default or other term which is the subject of such modification, amendment or waiver is applicable to the Series 2 Notes or the Series 1 Notes.

Upon the request of the Issuer and upon the filing with the Trustee of evidence of the vote of the Holders of the Series 1 Notes or Series 2 Notes, as provided in this Section 7(c) and other documents, if any, required by Section 6.1 of the Existing Indenture (as amended by this Supplemental Indenture), the Trustee shall join with the Issuer in the execution of any such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under the Existing Indenture (as amended by this Supplemental Indenture) or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

It shall not be necessary for the consent of the Holders of the Series 1 Notes or Series 2 Notes, as applicable, under this Section 7(c) to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Promptly after the execution by the Issuer and the Trustee of any supplemental indenture pursuant to the provisions of this Section 7(c), the Issuer at its expense shall give notice thereof to the Holders of the Series 1 Notes or Series 2 Notes (as applicable) as provided in Section 11.4 of the Existing Indenture (as amended by this Supplemental Indenture), and to the CNV, setting forth in general terms the substance of such supplemental indenture. If the Issuer shall fail to give such notice to the Holders of the Series 1 Notes or Series 2 Notes (as applicable) within 15 days after the execution of such supplemental indenture, the Trustee shall give notice to such Holders as provided in Section 11.4 of the Existing Indenture (as amended by this Supplemental Indenture) at the expense of the Issuer. Any failure of the Issuer or the Trustee to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

8. Redemption; Repurchases. Sections 9.1, 9.2 and 9.3 of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes. With respect to the Series 1 Notes and Series 2 Notes, any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to any of Sections 9.1, 9.2 or 9.3 thereof shall be deemed to refer (to the extent applicable) to the provision entitled "Optional Redemption" in Exhibit A hereto, which provision, together with the provisions entitled "Mandatory Redemption with Excess Cash" and "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions," is incorporated by reference herein. Section 2.12 of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes.

9. Defeasance.

(a) Sections 10.2, 10.3 and 10.4(1), (2), (3) and (5) of the Existing Indenture shall not apply to the Series 1 Notes and Series 2 Notes. With respect to the Series 1 Notes and Series 2 Notes, any references in the Existing Indenture (as it applies to the Series 1 Notes and Series 2 Notes) to (i) any of Section 10.2, Section 10.3 or Section 10.4(1), (2) or (3) thereof shall be deemed to refer to Section 9(b) hereof and (ii) Section 10.4(5) thereof shall be deemed to be a reference to Section 9(c) hereof.

(b) The Issuer may elect either (i) to defease and be discharged from any and all obligations with respect to the Series 1 Notes or Series 2 Notes, including any obligation to redeem the Series 1 Notes or Series 2 Notes and the obligations described in the Covenants incorporated by reference in Section 4 hereof (except for certain obligations to pay any Additional Amounts, to register the transfer or exchange of the Series 1 Notes or Series 2 Notes, if applicable, to exchange the Series 1 Notes or Series 2 Notes, to replace temporary or mutilated, destroyed, lost or stolen Series 1 Notes or Series 2 Notes, if applicable, to maintain a Trustee, Paying Agents and Transfer Agents with respect to such Series 1 Notes or Series 2 Notes, to pay all stamp or other documentary taxes or other duties of a similar nature on the Series 1 Notes or Series 2 Notes imposed by Argentina or the United States or any political subdivision or taxing authority thereof or therein and to hold monies for payment in trust) ("total defeasance") or (ii) to defease and be discharged from the Issuer's obligations with respect to the Series 1 Notes or Series 2 Notes described in the Covenants incorporated by reference in Section 4 hereof (except for all obligations described under clause (a) of Covenant 20 (Limitation on Merger, Consolidation, Sale and Lease), Covenant 4 (Corporate Existence) and Covenant 24 (Available Information) and to have the occurrence of any of the following events not constitute Events of Default: any event specified in clauses (b), (c), (d), (e), (f) and (g) under the provision entitled "Events of Default" in Exhibit A hereto (but, with respect to clauses (b) and (c), only insofar as such clauses relate to obligations described in the Covenants from which the Issuer has been released as described in this clause (ii)) ("partial defeasance"), in either case (i) or (ii) upon the deposit with the Trustee (the "Defeasance Trustee"), in trust for such purpose, of money and/or Government Obligations and/or a combination thereof, which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any interest then due or known to become due on, the Series 1 Notes or Series 2 Notes on the Stated Maturity of such principal or interest. Such a trust may only be established if, among other things, the Issuer has delivered to the Defeasance Trustee Opinions of Counsel of recognized standing with respect to U.S. federal income tax matters to the effect that the Holders of such Series 1 Notes or Series 2 Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such total defeasance or partial defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such total defeasance or partial defeasance had not occurred. The Opinion of Counsel in the case of a total defeasance must refer to and be based upon a ruling of the U.S. Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of this Supplemental Indenture. The defeasance will be effective when 123 days have passed since the date the deposit is made.

(c) It shall be a condition to application of Section 9(b) hereof to the then Outstanding Series 1 Notes or Series 2 Notes that no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of the relevant deposit or, insofar as Events of Default (k) and (l) are concerned, at any time during the period ending on the first day after the period of time in which any such deposit may remain subject to bankruptcy or insolvency laws (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

10. Furnishing of Tax Certificates. The Trustee shall, promptly after it receives the same, send to the Issuer by facsimile or electronic means a copy of each certificate received by the Trustee pursuant to the last paragraph of Covenant 29 (Additional Amounts) of any Series 1 Unlisted Note and Series 2 Unlisted Note.

11. Payments and Paying Agents; Vacancies in Office of Trustee. Notwithstanding anything in Section 4 hereof to the contrary, Sections 3.21 and 3.22 of the Existing Indenture shall apply to the Series 1 Notes and Series 2 Notes. As long as any Series 1 Listed Note or Series 2 Listed Note is listed on the Luxembourg Stock Exchange, the Issuer shall maintain in Luxembourg an agent for making payments on, and transfers of, such Series 1 Listed Notes and/or Series 2 Listed Notes.

12. Trustee to Provide Certain Notices, Etc.

(a) Without prejudice to any duties of the Trustee set forth in Sections 5.12 and 11.4 of the Existing Indenture, the Trustee shall provide to the Holders of the Series 1 Notes and/or Series 2 Notes (as applicable):

(i) To the Holders of Series 1 Notes at least ten (10) days prior to the relevant Payment Date a copy of any Officers' Certificate delivered by the Issuer to the Trustee pursuant to the provision entitled "Limited Right to Capitalize Interest on Series 1 Notes" in Covenant 1 (Payment of Principal and Interest) of the Series 1 Notes;

(ii) To the Holders of the Series 1 Notes and Series 2 Notes at least eight (8) days prior to the relevant Payment Date a copy of any Officers' Certificate delivered by the Issuer to the Trustee pursuant to the provision entitled "Mandatory Redemption with Excess Cash" in the Series 1 Notes and the Series 2 Notes and, within eight (8) days of receipt thereof, a copy of any Officers' Certificate delivered by the Issuer to the Trustee pursuant to the provision entitled "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions" in the Series 1 Notes and the Series 2 Notes; and

(iii) To the Holders of the Series 1 Notes and Series 2 Notes at least thirty (30) days prior to the relevant date fixed for redemption a copy of any Officers' Certificate delivered by the Issuer to the Trustee pursuant to the provision entitled "Optional Redemption" in the Series 1 Notes and Series 2 Notes.

(b) The Trustee shall forward to DTC, Euroclear and Clearstream on the Regular Record Date preceding each Payment Date (or, if such Regular Record Date is not a Business Day in New York City, on the following Business Day in New York City) for transmittal by DTC, Euroclear or Clearstream to DTC Participants or Agent Members, as the case may be, any notice delivered to the Trustee pursuant to the last paragraph of Covenant 29 (Additional Amounts) of the Series 1 Unlisted Notes and Series 2 Unlisted Notes.

13. Applicability of Existing Indenture. Except as expressly modified by this Supplemental Indenture (including Exhibit A hereto), the provisions of the Existing Indenture shall apply to the Series 1 Notes and the Series 2 Notes; provided that (i) any such provisions of the Existing Indenture shall not apply to or otherwise affect the Series 1 Notes and Series 2 Notes insofar as such provisions of the Existing Indenture relate to any other Series of Notes (including, without limitation, the Series C Notes issued pursuant to the Supplemental Indenture Agreement dated as of May 7, 2001) and (ii) the terms and conditions of the Notes of any other Series issued under the Existing Indenture shall not affect in any manner the terms and conditions of the Series 1 Notes and Series 2 Notes issued pursuant to this Supplemental Indenture. Subject to the preceding sentence, this Supplemental Indenture constitutes an integral part of the Existing Indenture in respect of the Series 1 Notes and the Series 2 Notes, but shall not modify, amend or otherwise affect the Existing Indenture insofar as it relates to any other Series of Notes or affect in any manner the terms and conditions of the Notes of any other Series. Notwithstanding the foregoing, if any provision of this Supplemental Indenture conflicts with any provision of the Existing Indenture as it applies to the Series 1 Notes and Series 2 Notes, the provisions of this Supplemental Indenture shall control.

14. Governing Law; Consent to Jurisdiction, Etc.

(a) This Supplemental Indenture and the Series 1 Notes and Series 2 Notes shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflicts of laws rules; provided, however, that the Negotiable Obligations Law shall govern the requirements for the Series 1 Notes and Series 2 Notes to qualify as obligaciones negociables thereunder while such law, together with the Argentine Business Companies Law No. 19,550, as amended, and other applicable Argentine law shall govern the corporate power and authority of the Issuer to execute and deliver the Series 1 Notes and Series 2 Notes, the authorization and public offering of the Listed Notes by the CNV, and certain matters relating to meetings of Holders of the Series 1 Notes and Series 2 Notes, including quorum, majority and convening requirements.

(b) In addition to the provisions set forth in Section 11.7 of the Existing Indenture (which provisions shall apply to the Series 1 Notes and Series 2 Notes), the following provisions shall also apply to the Series 1 Notes and Series 2 Notes:

(i) The Issuer hereby agrees and, by their acceptance of the Series 1 Notes and Series 2 Notes, the Holders of such Notes agree, irrevocably to waive, to the fullest extent permitted by applicable law, all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the Series 1 Notes and Series 2 Notes or the Existing Indenture (as amended by this Supplemental Indenture) or the actions of any such Holder in the administration, performance or enforcement thereof; and

(ii) The Issuer hereby irrevocably agrees, to the fullest extent it may effectively do so, to waive the right to demand that any Holder of a Series 1 Note or Series 2 Note post a performance bond or guarantee (excepcion de arraigo) in any action or proceeding initiated against the Issuer in Argentina in connection with the Series 1 Notes or Series 2 Notes or the Existing Indenture (as amended by this Supplemental Indenture).

15. Notices, Etc. All notices and communications provided for hereunder, except as otherwise specifically provided herein, shall be granted in accordance with Section 11.4 of the Existing Indenture, as follows:

If to the Issuer:

Metrogas S.A.

Gregorio Araoz de Lamadrid 1360

(C1267AAB) Buenos Aires

Argentina

Tel: 5411-4309-1010

Fax: 5411-4309-1025

Attention: Chief Financial Officer/General Counsel

If to the Trustee:

The Bank of New York

101 Barclay Street, Floor 21W

New York, New York 10286

Tel: 212-815-5346

Fax: 212-815-5802/5803

Attention: Corporate Trust Department

If to any Holder, as provided in Section 11.4 of the Existing Indenture or, as to the Issuer and the Trustee, at such other address as shall be designated by such party in a written notice to the other party.

16. No Waiver. No failure on the part of any Holder or the Trustee to exercise, and no delay in exercising, any right hereunder or under any Series 1 Note or Series 2 Note shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies provided herein and in the Series 1 Notes and Series 2 Notes are cumulative and not exclusive of any remedies provided by law.

17. Counterparts. This Supplemental Indenture may be executed in one or more counterparts, and by each party separately on a separate counterpart, and each such counterpart when executed and delivered shall be deemed to be an original. Such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Supplemental Indenture as of the date first above written.

METROGAS S.A.

By: Eduardo Villegas Contte

Title: Administration and Finance Director

/s/ Eduardo Villegas Contte

By: Magdalena Gonzalez Garaño

Title: Director of Legal and Regulatory Affairs

/s/ Magdalena Gonzalez Garaño

THE BANK OF NEW YORK,
as Trustee

By: /s/ Vanessa Mack

Title: Assistant Vice President

EXHIBITS

EXHIBIT A - FORM OF FACE AND REVERSE OF SERIES 1 NOTES AND SERIES 2
NOTES

EXHIBIT A

METROGAS S.A. (INCORPORATED IN

BUENOS AIRES, ARGENTINA, WITH LIMITED LIABILITY

(SOCIEDAD ANONIMA) UNDER THE LAWS OF THE

REPUBLIC OF ARGENTINA ON NOVEMBER 24, 1992,

WITH A TERM OF DURATION EXPIRING ON DECEMBER 1, 2091

AND REGISTERED WITH THE PUBLIC REGISTRY OF COMMERCE ON

DECEMBER 1, 1992 UNDER NUMBER 11670, BOOK 112,

VOLUME A OF SOCIEDADES ANONIMAS, AND WITH DOMICILE AT

GREGORIO ARAOZ DE LAMADRID 1360 (1267) BUENOS AIRES, ARGENTINA)

[INCLUDE IF NOTE IS A GLOBAL REGISTERED NOTE ISSUED IN THE NAME OF A NOMINEE OF DTC -- UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC") TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN DTC OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE IF NOTE IS A GLOBAL REGISTERED NOTE -- THIS NOTE IS A [RESTRICTED] [REGULATION S] GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. THIS GLOBAL REGISTERED NOTE MAY NOT BE EXCHANGED, IN WHOLE OR IN PART, FOR A NOTE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH IN SECTION 2.10(b) OF THE INDENTURE, DATED AS OF SEPTEMBER 8, 1999, BETWEEN THE ISSUER AND THE BANK OF NEW YORK, AS SUCCESSOR TO CITIBANK, N.A., AS TRUSTEE, REGISTRAR, PAYING AGENT AND TRANSFER AGENT, AS SUPPLEMENTED AND AMENDED BY THE SUPPLEMENTAL INDENTURE AGREEMENT DATED AS OF MAY 7, 2001 AND THE SUPPLEMENTAL INDENTURE DATED AS OF APRIL 28, 2006 (THE "INDENTURE"). BENEFICIAL INTERESTS IN THIS GLOBAL REGISTERED NOTE MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH SECTION 2.9(b) OF THE INDENTURE.]

[INCLUDE UNLESS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY SOLD OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OR UNLESS, PURSUANT TO SECTION 2.9 OF THE INDENTURE, THE ISSUER DETERMINES THAT THIS LEGEND MAY BE REMOVED -- THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND (A) (1) MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER OR QUALIFIED INSTITUTIONAL BUYERS IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (2) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT, OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES.]

[INCLUDE IN EURO- AND PESO-DENOMINATED NOTES -- THIS NOTE IS AN INTERNATIONAL GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO HEREINAFTER. THIS INTERNATIONAL GLOBAL NOTE MAY NOT BE EXCHANGED, IN WHOLE OR IN PART, FOR A NOTE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE BANK OF NEW YORK DEPOSITORY (NOMINEES) LTD. OR A NOMINEE THEREOF EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH IN SECTION 2.10(c) OF THE INDENTURE, DATED AS OF SEPTEMBER 8, 1999, BETWEEN THE ISSUER AND THE BANK OF NEW YORK, AS SUCCESSOR TO CITIBANK, N.A., AS TRUSTEE, REGISTRAR, PAYING AGENT AND TRANSFER AGENT, AS SUPPLEMENTED AND AMENDED BY THE SUPPLEMENTAL INDENTURE AGREEMENT DATED AS OF MAY 7, 2001 AND THE SUPPLEMENTAL INDENTURE DATED AS OF APRIL 28, 2006 (THE "INDENTURE"). BENEFICIAL INTERESTS IN THIS INTERNATIONAL GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH SECTION 2.9(b) OF THE INDENTURE.]

METROGAS S.A.

[GLOBAL] REGISTERED NOTE

[U.S.$] [EUROS] [PESOS] [ ]
SERIES [1] [2] [LISTED] [UNLISTED] NOTES DUE 2014

[CUSIP No. __]

[ISIN No. US]

[CIN No. ____]

[No. ________]

MetroGas S.A., a company duly organized and existing under the laws of the Republic of Argentina ("Argentina") (herein called the "Issuer"), which term includes any successor Person (this and other terms used herein are defined below or on the reverse hereof) under the Indenture hereinafter referred to, for value received, hereby promises to pay to [______], or registered assigns, the principal sum of [U.S.$][Euros][Ps.] [_______] on the dates and in the percentages of the original principal amount hereof specified in the following table (or on such earlier date as the principal sum may become repayable in accordance with the terms and conditions hereof):

[Insert for Series 1 Notes

Scheduled Payment Dates	Percent of Aggregate Original Principal Amount

June 30, 2010	5%
December 31, 2010	5%
June 30, 2011	10%
December 31, 2011	10%
June 30, 2012	10%
December 31, 2012	10%
June 30, 2013	12.5%
December 31, 2013	12.5%
June 30, 2014	12.5%
December 31, 2014	12.5%]

[Insert for Series 2 Notes

Scheduled Payment Dates	Percent of Aggregate Original Principal Amount

June 30, 2012	16-2/3%
December 31, 2012	16-2/3%
June 30, 2013	16-2/3%
December 31, 2013	16-2/3%
June 30, 2014	16-2/3%
December 31, 2014	16-2/3%]

[Insert for Peso-denominated Series 2 Notes -- The Outstanding principal amount of this Note will be adjusted by the variation of CER. The interest payment due as of each Payment Date (as defined below) shall be calculated based on the Outstanding principal amount as of each Payment Date. The principal payment amount due as of each Payment Date on which principal hereof is payable shall be calculated by applying the percentage shown in the above amortization schedule to the Outstanding principal amount of the Series 2 Notes as of the date hereof and then adjusting such amount by the variation of CER between the date hereof and each such Payment Date.]

The Issuer hereby also promises to pay interest on the unpaid principal amount hereof from January 1, 2005, or from the most recent Payment Date to which interest has been paid or duly provided for, payable semiannually in arrears on June 30 and December 31 of each year (each, a "Payment Date") commencing [insert Payment Date following date of issuance of this Note], at the rates per annum specified in the following table, until the principal hereof is paid in full or duly provided for, all subject to and in accordance with the terms and conditions of the Indenture:

[Insert for Series 1 Notes
Rate
From January 1, 2005 to but not including December 31, 2010	8%
On or after December 31, 2010	9%

, provided that the foregoing shall be subject to the Issuer's right to capitalize certain interest on the Notes of this Series as provided on the reverse hereof.]

[Insert for Series 2 Notes
denominated in U.S. Dollars or Pesos
From	To but not including	Rate
January 1, 2005	December 31, 2006	3%
December 31, 2006	December 31, 2008	4%
December 31, 2008	December 31, 2010	5%
December 31, 2010	December 31, 2012	7%
On or after December 31, 2012		8%]

[A similar table will be inserted in Series 2 Notes denominated in Euros indicating that they will bear interest on the Outstanding principal amount thereof at the market equivalent of the interest rate borne by Dollar-denominated Series 2 Notes based on mid-market swap rates published by Bloomberg L.P. at 4:30 p.m., New York City time, two Business Days prior to the date of issuance of the Series 2 Notes in the Forward Curve Analysis Page (FWCV) and the Basis Curve Page (TTSA).]

Payments of interest hereon with respect to any Payment Date will include interest accrued to but excluding such Payment Date. Interest on this Note will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any payment on this Note is due on a day that is not a Business Day at any place of payment, then, at such place of payment, such payment need not be made on such day but may be made on the next succeeding day that is a Business Day at such place of payment with the same force and effect as if made on the due date for such payment, and no interest will accrue for the period from and after such date on account of such delay.

The Issuer hereby also promises to pay, to the extent lawful, interest on overdue principal (including any mandatory prepayments) and interest (including any Additional Amounts) hereunder at the rate for each day the same is overdue of 2% per annum plus the rate otherwise applicable hereunder for such day.

The interest so payable and punctually paid, or duly provided for, on any Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered in the books (the "Register") maintained by the Trustee, as Co-Registrar (the "Co-Registrar") (each such Person being a "Holder"), at the close of business on the Regular Record Date (as defined on the reverse hereof) immediately preceding such Payment Date, provided, however, that interest payable at maturity will be payable to the Person to whom principal shall be payable.

Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, together with interest on such overdue interest as provided herein, may be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the Trustee (a "Special Record Date") notice whereof shall be given to the Holder of this Note not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which this Note may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payments of principal of and interest on this Note at maturity shall be made against presentation and surrender of this Note at the Corporate Trust Office (as defined on the reverse hereof) and, subject to any fiscal or other laws applicable thereto, at the specified offices of any other Paying Agent (as defined on the reverse hereof) appointed by the Issuer. Payments of principal of and interest on this Note (other than at maturity) shall be made by check and mailed to the Person entitled thereto at such Person's address as it appears in the Register or, in the case of a Holder of at least [U.S.$1,000,000] [Euros 1,000,000] [Ps.1,000,000] aggregate principal amount of Notes of this Series, by wire transfer to a [Dollar] [Euro] [Peso] bank account maintained by the payee, provided that such Holder elects payment by wire transfer by giving written notice to the Trustee or a Paying Agent to such effect designating such account no later than the Regular Record Date immediately preceding the relevant Payment Date (or such other date as the Trustee may accept in its discretion). Unless such designation is revoked in writing, any designation made by such Holder with respect to this Note shall remain in effect with respect to any payments of principal of and interest on this Note payable to such Holder.

This Note has been issued pursuant to resolutions of meetings of shareholders of the Issuer passed on December 22, 1998 and October 15, 2004 and resolutions of the Board of Directors of the Issuer passed on April 27, 1999, November 4, 2004, October 31, 2005, November 9, 2005 and April 12, 2006.

The Negotiable Obligations Law establishes the legal requirements necessary for this Note to qualify as a "Negotiable Obligation". The authorization, execution, and delivery of this Note [insert for Listed Notes -- and the approval by the CNV of the offering thereof to the public in Argentina] are governed by Argentine law. All other matters in respect of this Note and the Indenture are governed by, and construed in accordance with, the laws of the State of New York, United States of America.

This Note is issued in the English language. This Note may be executed by manual or facsimile signature.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth herein. Capitalized terms not otherwise defined herein or on the reverse hereof shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee by manual or facsimile signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

Dated: _______________

METROGAS S.A.

By __________________

Name:

Title: Director

By ___________________

Name:

Title: Member of the Supervisory Committee

CERTIFICATE OF AUTHENTICATION

This is one of the Registered Notes of the Series designated herein and referred to in the within mentioned Indenture.

THE BANK OF NEW YORK, as Trustee

By ____________________________

Authorized Signatory

Dated: ______

[Reverse]

A. General. This Note is a negotiable obligation under the Negotiable Obligations Law and is one of a duly authorized issue of notes of the Issuer (herein called the "Notes"), issuable in one or more series (each, a "Series") and limited in aggregate principal amount outstanding at any time to U.S.$600,000,000 issued and to be issued under an Indenture, dated as of September 8, 1999, as supplemented and amended by the Supplemental Indenture Agreement dated as of May 7, 2001 and the Supplemental Indenture dated as of April 28, 2006 (herein called the "Indenture"), between the Issuer and The Bank of New York, as successor to Citibank, N.A., as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), co-registrar ("Co-Registrar"), transfer agent (such transfer agent and the other transfer agents referred to herein being collectively referred to herein as the "Transfer Agents") and paying agent (such paying agent and other paying agents referred to herein being collectively referred to herein as the "Paying Agents"), to which Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the Series designated on the face hereof, limited in aggregate principal amount to [US$] [Euros] [Ps.] [ ]. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Indenture.

The Notes of this Series shall be issuable only in registered form ("Registered Notes") without coupons and, if issued other than as a Global Note, only in minimum denominations of [U.S.$][Euros][Ps.] 1,000.

Subject to the restrictions set forth herein and in the Indenture, the transfer or exchange of this Note is registrable on the Register upon surrender of this Note at any Transfer Agent duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing. Upon such surrender of this Note for registration of transfer or exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees or of the Holder, as the case may be, one or more new Notes of the same Series as this Note, each of which new Notes shall be a Listed Note if this Note is a Listed Note or an Unlisted Note if this Note is an Unlisted Note, dated the date of authentication thereof, of any authorized denominations and of a like aggregate principal amount. No service charge shall be made for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Issuer, the Trustee and any agent of the Issuer or the Trustee may treat, prior to due presentment thereof for registration of transfer, the Person in whose name a Registered Note is registered as the absolute owner thereof for all purposes, whether or not such Note be overdue, and neither the Issuer, the Trustee nor any such agent shall be affected by notice to the contrary. For all purposes under the Notes and the Indenture, the "Holder" of any Registered Note is the Person in whose name a Registered Note is registered in the Register.

B. Mandatory Redemption with Excess Cash. The Issuer will apply on the first Payment Date to occur following the last day of each Excess Cash Computation Period an amount of cash equal to Available Excess Cash for such Excess Cash Computation Period as follows:

(1) The Issuer will redeem at par, together with any accrued but unpaid interest and Additional Amounts, and without premium, fee or penalty, Series 1 Notes in an aggregate principal amount no greater than the Capitalizable Portion [insert for Series 2 Notes -- (as defined in the Series 1 Notes)] by which the aggregate principal amount of the Series 1 Notes has been increased in accordance with "Limited Right to Capitalize Interest on Series 1 Notes" [insert for Series 2 Notes -- in the Series 1 Notes] to the extent that the Issuer has not redeemed on or before the 15th day prior to such Payment Date Series 1 Notes in an aggregate amount equal to any such increase in principal amount (without taking into consideration any scheduled redemption of the Series 1 Notes, any redemption pursuant to "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions" herein or clause (2) below or any Market Purchase transactions). The amount of the remaining Available Excess Cash for such Excess Cash Computation Period, if any, following the redemption of Series 1 Notes as provided in this clause (1) is referred to as the "Net Available Excess Cash".

(2) The Issuer will apply an amount of cash equal to the percentage of Net Available Excess Cash not allocated for Restricted Payments for such Excess Cash Computation Period as provided in Covenant 21 (Limitation on Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through Note Prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through Note Prepayments, in each case to the extent the Issuer has not used such amount of Net Available Excess Cash to make Market Purchase transactions after the 15th day prior to the immediately preceding Payment Date and on or before the 15th day prior to such Payment Date.

The Issuer will deliver to the Trustee at least 12 days prior to such Payment Date an Officers' Certificate setting forth in reasonable detail and certifying as accurate (i) the calculation of Excess Cash and Available Excess Cash for the preceding Excess Cash Computation Period, (ii) the aggregate principal amount of the Series 1 Notes and Series 2 Notes the Issuer purchased through Market Purchase transactions prior to such Payment Date, the aggregate amount paid for such purchased Series 1 Notes and Series 2 Notes and that such purchased Series 1 Notes and Series 2 Notes have been cancelled and (iii) the principal amount of Series 1 Notes and/or Series 2 Notes the Issuer is required to redeem on such Payment Date pursuant to clause (2) above.

C. Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions. The Issuer will apply (i) 50% of the net cash proceeds of any Indebtedness (other than Permitted Indebtedness) Incurred by the Issuer or any of the Issuer's Material Subsidiaries, (ii) 100% of the net cash proceeds of any Major Asset Sale, (iii) 50% of the net cash proceeds of any Equity Security issued by the Issuer and (iv) 100% of the net cash proceeds of any Sale and Leaseback Transaction to redeem, in each case within 45 days of the receipt the Issuer or any of the Issuer's Material Subsidiaries (to the extent applicable) of any such net cash proceeds, any Outstanding Series 1 Notes and/or Series 2 Notes through Market Purchase transactions or, at the Issuer's option, Note Prepayments (in which case, the Issuer will not redeem any Series 2 Note until all Outstanding Series 1 Notes have been paid in full).

The Issuer will also, within 270 days of the receipt by the Issuer of any net cash proceeds of any Asset Sale (other than a Major Asset Sale), apply 100% of any such net cash proceeds to (i) redeem any Outstanding Series 1 Notes and/or Series 2 Notes through Market Purchase transactions or, at the Issuer's option, Note Prepayments (in which case, the Issuer will not redeem any Series 2 Note until all Outstanding Series 1 Notes have been paid in full) and/or (ii) acquire, or cause one of the Issuer's Material Subsidiaries to acquire, all or substantially all of the assets of another Person engaged in a Permitted Business, or a majority of the voting stock of another Person engaged in a Permitted Business, or make Capital Expenditures or otherwise acquire long-term assets that are to be used by the Issuer or one of the Issuer's Material Subsidiaries in a Permitted Business. For the avoidance of doubt, to the extent that the Issuer does not reinvest 100% of such net cash proceeds within such 270-day period as set forth in the preceding clause (ii), the Issuer shall apply any such remaining net cash proceeds to redeem Series 1 Notes and/or Series 2 Notes on or prior to the end of such 270-day period as set forth in the preceding clause (i).

The Issuer will deliver to the Trustee no later than five days following the last day of any 45-day or 270-day period referred to in the preceding two paragraphs an Officers' Certificate setting forth (i) in reasonable detail and certifying as accurate the amount and source of net cash proceeds described in the two preceding paragraphs received by the Issuer or any of the Issuer's Material Subsidiaries at the commencement of any such 45-day or 270-day period, (ii) with respect to net cash proceeds of an Asset Sale (other than a Major Asset Sale), to the extent such net cash proceeds are reinvested as set forth in the preceding paragraph, the aggregate amount of such net cash proceeds so used and (iii) the aggregate principal amount of Series 1 Notes and/or Series 2 Notes the Issuer purchased or redeemed during such 45-day or 270-day period, as the case may be, and stating that such purchased or redeemed Series 1 Notes and Series 2 Notes have been cancelled.

D. Optional Redemption. The Issuer may redeem the Series 1 Notes and/or Series 2 Notes, at the Issuer's option, in whole or in part, at any time or from time to time, at par, together with accrued and unpaid interest to the date fixed for redemption, and Additional Amounts, if any, payable with respect thereto, and without premium, fee or penalty. The Issuer will not redeem at the Issuer's option any Series 2 Notes unless all Outstanding Series 1 Notes have been paid in full.

In the event that the Issuer chooses to redeem less than all of the Series 1 Notes and/or less than all of the Series 2 Notes, the Series 1 Notes and/or Series 2 Notes will be redeemed on a pro rata basis, or will be selected for redemption by the Trustee in compliance with the requirements of the principal securities exchange, if any, on which such Series 1 Notes and/or Series 2 Notes are listed, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

On the date fixed for redemption in accordance herewith and with the Indenture with respect to Notes of this Series, interest will cease to accrue on Notes of this Series or portions thereof called for redemption unless the Issuer has failed to timely deposit with the Paying Agent sufficient funds to effect such redemption, in which case interest will continue to accrue on such Notes of this Series until the actual date of redemption.

The Issuer will deliver to the Trustee at least 45 days before the date fixed for redemption at the Issuer's option of any Series 1 Notes and/or Series 2 Notes an Officers' Certificate setting forth (i) the principal amount of Series 1 Notes and/or Series 2 Notes the Issuer will redeem on such date and (ii) the amount of principal per U.S.$1,000 principal amount of Series 1 Notes and/or per U.S.$1,000, Euro 1,000 or Ps.1,000, as the case may be, principal amount of Series 2 Notes the Issuer will redeem on such date.

E. Limitation on Purchase, Redemption or Prepayment of Series 1 Notes and Series 2 Notes. Other than as set forth under "Mandatory Redemption with Excess Cash", "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback or Transactions" and "Optional Redemption" above and Covenant 21 (Limitation on Restricted Payments) below, the Issuer will not purchase, redeem or prepay any of the Series 1 Notes and/or Series 2 Notes.

If the Issuer (or any of its Affiliates) at any time purchases or otherwise obtains Series 1 Notes or Series 2 Notes pursuant to Market Purchase transactions or otherwise, such Series 1 Note or Series 2 Note shall be promptly delivered to the Trustee for cancellation, shall not be considered Outstanding and shall not participate in making, giving or taking any action hereunder or under the Indenture.

F. Limitation on Purchase of Holdout Debt. The Issuer will not seek to purchase, settle or pay any Holdout Debt unless (i) the Issuer is required to do so pursuant to a final and nonappealable order of a court of competent jurisdiction or (ii) the prices at which the Issuer purchases, settles or pays any such Holdout Debt (exclusive of amounts paid in cash by the Issuer to contest in a legal proceeding the Issuer's obligation to pay Holdout Debt or pursuant to a final and nonappealable order of a court of competent jurisdiction arising out of or related to any such contest) do not exceed at any time 75% of the principal amount of such Holdout Debt.

G. Prohibition of, or Restriction on, Access to Argentine Foreign Exchange Market. If the Issuer is denied access to the Argentine foreign exchange market or the Issuer's access to the market is limited, the Issuer will make any and all payments in respect of the Notes of this Series [insert for Series 2 Notes -- denominated in a currency other than Pesos (a "foreign currency")], to the extent permitted by law, in [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the currency in which such Series 2 Notes are denominated] either (i) by purchasing, with Pesos, any series of Bonos Externos Globales de la Republica Argentina or public or private bonds denominated in [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- a foreign currency] or other securities issued in Argentina, and transferring and selling such instruments outside of Argentina for, or converting the proceeds of such sale into, [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the relevant foreign currency] or (ii) by means of any other legal procedure existing in Argentina on any Payment Date under the Notes of this Series. All costs, including any taxes, relative to such operations to obtain [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- foreign currency] will be borne by the Issuer. The Trustee shall have no obligation under this provision to acquire [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- foreign currency] in the event of any foreign exchange restriction or prohibition in Argentina.

H. Judgment Currency. The Issuer's obligation in respect of any sum payable by the Issuer to the Holder of a Note of this Series shall, notwithstanding any judgment in a currency (the "judgment currency") other than [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the currency in which this Series 2 Note is denominated (the "note currency")], be discharged only to the extent that on the Business Day following receipt by such Holder of any sum adjudged to be so due in the judgment currency, such Holder may in accordance with normal banking procedures purchase [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the note currency] with the judgment currency; if the amount of [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the note currency] so purchased is less than the sum originally due in [insert for Series 1 Notes -- Dollars] [insert for Series 2 Notes -- the note currency] the Issuer agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Holder against such loss.

I. Covenants. For as long as any of the Notes of this Series remain Outstanding or any amount remains unpaid on any of the Notes of this Series, the Issuer shall, and shall cause its Material Subsidiaries to, comply with the terms of the covenants set forth in paragraphs 1 through 30 below.

1. Payment of Principal and Interest. The Issuer will duly and punctually pay the principal of and interest and Additional Amounts, if any, on the Notes of this Series in accordance with the terms of the Notes of this Series and the Indenture. No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of (and Additional Amounts, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

[Insert for Series 1 Notes -- Limited Right to Capitalize Interest on Series 1 Notes. On any Payment Date occurring on or prior to December 31, 2008 and so long as the Issuer has not made any Restricted Payment at any time prior to such Payment Date, the Issuer may, in lieu of paying in cash the Capitalizable Portion of the amount of interest that, without giving effect to this paragraph, is due and payable on such Payment Date in respect of the Series 1 Notes, pay such Capitalizable Portion of such amount of interest by increasing ratably the aggregate principal amount of the Outstanding Series 1 Notes in an amount equal to the Capitalizable Portion of such amount of interest. For the avoidance of doubt, following any such increase to the principal amount of the Outstanding Series 1 Notes, interest on the Series 1 Notes shall continue to accrue on the total Outstanding principal amount of the Series 1 Notes (including such principal increase). The "Capitalizable Portion" of the total amount of interest that, without giving effect to this paragraph, is due and payable on any Payment Date in respect of the Series 1 Notes means (i) with respect to any Payment Date occurring on or prior to December 31, 2007, the lesser (greater than zero) of (A) 50% of such total amount of interest and (B) the Cash Shortfall at the close of business on such Payment Date (without giving effect to this paragraph), and (ii) with respect to any Payment Date occurring after December 31, 2007 but on or prior to December 31, 2008, the lesser (greater than zero) of (A) 25% of such total amount of interest and (B) the Cash Shortfall at the close of business on such Payment Date (without giving effect to this paragraph). For the avoidance of doubt, if the Cash Shortfall for any such Payment Date is equal to or less than zero, the Issuer shall not have the right to capitalize any portion of the interest due and payable on the Series 1 Notes on such Payment Date pursuant to this paragraph.

The Issuer will deliver to the Trustee at least 15 days before each Payment Date on which the Issuer will pay interest on the Series 1 Notes by increasing the aggregate principal amount of the Outstanding Series 1 Notes in accordance with the preceding paragraph an Officers' Certificate (i) setting forth in reasonable detail and certifying as accurate the calculation (including the Issuer's good faith estimate of what the Issuer's Cash Balance will be at the close of business on such Payment Date without giving effect to the preceding paragraph) of the Capitalizable Portion of the amount of interest that, without giving effect to the preceding paragraph, is due and payable on such Payment Date in respect of the Series 1 Notes, (ii) stating that the Issuer will pay on such Payment Date interest in respect of the Series 1 Notes by increasing the aggregate principal amount of the Outstanding Series 1 Notes as specified in such Officers' Certificate, which amount shall not be greater than such Capitalizable Portion of such amount of interest, (iii) specifying the amount of interest per U.S.$1,000 principal amount of Series 1 Notes to be paid on such Payment Date (A) in cash and (B) by increasing the aggregate principal amount of the Outstanding Series 1 Notes and (iv) instructing the Trustee to increase the principal amount of each Outstanding Series 1 Note as reflected in the Register in accordance with the preceding paragraph].

2. Maintenance of Governmental Approvals. The Issuer will duly obtain and maintain in full force and effect all governmental approvals, consents or licenses which are necessary under any applicable laws for the execution, delivery and performance of the Indenture and the Notes of this Series and for the validity or enforceability of any thereof.

3. Maintenance of Office or Agency. The Issuer will (i) maintain in the Borough of Manhattan, The City of New York, an office or agency of a paying agent where the Notes of this Series may be paid and notices and demands to or upon the Issuer in respect of the Notes of this Series and the Indenture may be served and an office or agency of a transfer agent where Notes of this Series may be surrendered for registration of transfer and exchange, (ii) so long as it is required by the rules of the CNV or other applicable law, maintain an office or agency of a paying agent and transfer agent for such purposes in Buenos Aires and (iii) so long as this Note is listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, maintain an office or agency of a paying agent and transfer agent in respect of this Note for such purposes in Luxembourg. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any required office or agency or shall fail to furnish the Trustee with the address thereof, all presentations, surrenders, notices and demands may be served at the Corporate Trust Office.

4. Corporate Existence. The Issuer will (i) maintain in effect the Issuer's corporate existence except as otherwise permitted under Covenant 20 (Merger, Consolidation, Sale and Lease) and (ii) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of the Issuer's business, activities or operations.

5. Compliance with Laws, Rules and Regulations. The Issuer will, and will cause each of the Issuer's Material Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Governmental Agency having jurisdiction over the Issuer's business or the business of such Material Subsidiary, as the case may be, and all covenants and other obligations contained in any agreements to which the Issuer or such Material Subsidiary is a party, except where the failure so to comply would not have a material adverse effect on the condition, financial or otherwise, or on the earnings, operations, business affairs or business prospects of the Issuer and its Subsidiaries taken as a whole and except to the extent any such law, rule, regulation, order, directive, covenant or obligation is contested in good faith and, if appropriate, by appropriate legal proceedings.

6. Maintenance of Properties. The Issuer will, and will cause each of the Issuer's Material Subsidiaries to, cause all tangible Properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order, normal wear and tear excepted, and will cause, and will cause each of the Issuer's Material Subsidiaries to cause, to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the Issuer's reasonable judgment shall be necessary properly to conduct at all times the business carried on in connection therewith; provided, however, that nothing shall prevent the Issuer or any such Material Subsidiary from discontinuing the operation or maintenance of any of such Properties if such discontinuance is, as determined in good faith by the Issuer's Board of Directors or the Issuer's appropriate officers or by those of such Material Subsidiary, desirable in the conduct of the Issuer's and the Issuer's Subsidiaries' business taken as a whole and not adverse in any material respect to the Holders.

7. Payments of Taxes and Other Claims. The Issuer will, and will cause each of the Issuer's Material Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Issuer or such Material Subsidiary, as the case may be, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the Issuer's Property or that of such Material Subsidiary, as the case may be; provided, however, that neither the Issuer nor any such Material Subsidiary will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith and, if appropriate, by appropriate legal proceedings or the amounts of which in the aggregate do not exceed U.S.$15,000,000 (or its equivalent in other currencies).

8. Maintenance of Insurance. The Issuer will, and will cause each of the Issuer's Material Subsidiaries to, at all times maintain insurance for all of its Properties that are of an insurable nature in such amounts and covering such risks as is usually carried by corporations similarly situated and owning like Properties in accordance with good business practice.

9. Limitation on Incurrence of Indebtedness and Guarantees. The Issuer will not Incur or Guarantee, or permit the Issuer's Material Subsidiaries to Incur or Guarantee, any Indebtedness unless (i) the Issuer has redeemed in accordance with clause (1) under "Mandatory Redemption with Excess Cash" an aggregate principal amount of Series 1 Notes equal to the Capitalizable Portion by which the aggregate principal amount of the Series 1 Notes has been increased in accordance with "Limited Right to Capitalize Interest on Series 1 Notes" [insert for Series 2 Notes -- in the Series 1 Notes] (without taking into consideration any scheduled redemption of the Series 1 Notes, any redemption pursuant to "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions" or clause (2) under "Mandatory Redemption with Excess Cash" or any Market Purchase transactions) and (ii) after giving effect to such Incurrence or Guarantee and the application of the proceeds thereof, the Leverage Ratio is equal to or less than 3.5:1.0.

Notwithstanding the foregoing, the Issuer and the Material Subsidiaries may, to the extent provided below, Incur or Guarantee the following Indebtedness ("Permitted Indebtedness"):

(a) the Series 1 Notes and the Series 2 Notes;

(b) Indebtedness secured by a Lien on any Property at the time of acquisition of such Property by the Issuer or any of its Material Subsidiaries, which Indebtedness was not (or is not) created in connection with such acquisition and which does not extend to any of the Issuer's other Property or that of such Material Subsidiary;

(c) purchase money Indebtedness in an aggregate principal amount not to exceed U.S.$20,000,000 (or its equivalent in other currencies) during any calendar year;

(d) Indebtedness not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed U.S.$20,000,000(or its equivalent in other currencies);

(e) Refinancing Indebtedness; and

(f) Subordinated Indebtedness.

10. Limitation on Transactions with Affiliates. The Issuer will not, and will not permit any of the Issuer's Material Subsidiaries to, enter into or carry out (or agree to enter into or carry out) any transaction or arrangement with any Affiliate (other than one of the Issuer's Wholly-owned Subsidiaries), except for:

(a) the Technical Assistance Agreement (subject to the limitations set forth in Covenant 23 (Limitation on Payment of Management Fees)), the Manpower Supply Agreement and the Personnel Supply Agreement; or

(b) any transaction or arrangement entered into or carried out on terms no less favorable to the Issuer or such Material Subsidiary than those which could have been obtained on an arm's-length basis with a Person that is not an Affiliate; provided that any such transaction or arrangement is entered into in accordance with applicable law and regulations (including, without limitation, Argentine Decree No. 677/2001, as amended or supplemented, and the applicable regulations of the CNV).

11. Negative Pledge. The Issuer will not, and will not permit any of the Issuer's Material Subsidiaries to, create or suffer to exist any Lien upon the whole or any part of its or such Material Subsidiary's Property, whether now owned or hereafter acquired, to secure (i) any of its or such Material Subsidiary's Indebtedness, (ii) any of its or such Material Subsidiary's Guarantees or (iii) the Indebtedness or Guarantees of any other Person, except for any Lien:

(a) created or arising over any Property which is acquired, constructed or created by the Issuer or any of the Issuer's Material Subsidiaries but only if (1) such Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees Incurred in relation thereto or a Guarantee given in respect thereof, (2) such Lien is created or arises on or before 90 days after the completion of such acquisition, construction or creation and (3) such Lien is confined solely to the Property so acquired, constructed or created;

(b) over any Property owned by a corporation or other Person, which Lien exists at the time such corporation or other Person becomes the Issuer's Subsidiary, which Lien was not (or is not) created in connection with such corporation or other Person becoming such a Subsidiary of the Issuer and does not extend to any other Property of the Issuer or any of the Issuer's Material Subsidiaries;

(c) over any Property at the time of the acquisition of such Property by the Issuer or any of the Issuer's Subsidiaries, which Lien was not (or is not) created in connection with such acquisition and does not extend to any other Property of the Issuer or any of the Issuer's Material Subsidiaries;

(d) described in paragraph (a), (b) or (c) above and renewed or extended upon the renewal, extension, refinancing or replacement of the Indebtedness or Guarantee secured thereby, provided that there is no increase in the principal amount of the Indebtedness or of the Indebtedness guaranteed by the Guarantee secured thereby over the original principal amount thereof or guaranteed thereby;

(e) arising solely by operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, Incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(f) in existence on the initial Issuance Date;

(g) (i) on deposits to secure, or any Lien otherwise securing, the performance of bids, trade contracts, leases, statutory obligations, surety bonds, appeal bonds, performance bonds and other obligations of like nature Incurred in the ordinary course of business, or (ii) securing the performance of bids or proposals for the acquisition of Property by the Issuer or any of the Issuer's Material Subsidiaries in the ordinary course of business;

(h) on any Property that secures any extension, renewal or refunding of Indebtedness or Guarantees secured as permitted under the Indenture;

(i) to secure debt securities solely for the purposes of partial or total defeasance of debt securities in accordance with the Indenture; or

(j) not described in paragraphs (a) through (i) above and securing Indebtedness or Guarantees as aforesaid as well as related costs, expenses, interest and fees in relation to an aggregate principal amount not exceeding U.S.$15,000,000 (or its equivalent in any other currencies);

without at the same time or prior thereto extending to the Notes of this Series the same security equally and ratably therewith so long as such Lien shall remain in effect.

12. Limitation on Payment Restrictions Affecting Material Subsidiaries. (a) Except as provided in paragraph (b), the Issuer will not, and will not permit any of the Issuer's Material Subsidiaries to (x) create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any of the Issuer's Material Subsidiaries to make, or (y) agree to include as an event of default or prepayment event under any debt obligation or other agreement to which any of the Issuer's Material Subsidiaries is a party upon:

(i) any payment of dividends or making of any other distributions on any Equity Securities of such Material Subsidiary owned by the Issuer or any other of the Issuer's Material Subsidiaries, or

(ii) any payment of any Indebtedness or other obligation owed to the Issuer or any of the Issuer's Material Subsidiaries.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions:

(i) existing under or by reason of applicable law,

(ii) existing with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by the Issuer or any Material Subsidiary of the Issuer, which encumbrances or restrictions (x) are not applicable to any other Person other than a Subsidiary of such Person or the property or assets of any other Person other than any such Subsidiary and (y) were not put in place in anticipation of such event, and any extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the Holders than the encumbrances or restrictions being extended, renewed, replaced or refinanced,

(iii) with respect to a Material Subsidiary of the Issuer and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Securities of, or property and assets of, such Material Subsidiary, or

(iv) existing pursuant to the Indenture, the Series 1 Notes or the Series 2 Notes.

13. Limitation on Sale and Leaseback Transactions. The Issuer will not enter into, renew or extend, or permit any of the Issuer's Material Subsidiaries to enter into, renew or extend, any transaction or series of related transactions pursuant to which the Issuer or any such Material Subsidiary sells or transfers any Property in connection with the leasing, or the release against installment payments, or as part of an arrangement involving the leasing or resale against installment payments, of such Property to the seller or transferor (a "Sale and Leaseback Transaction") except (i) a Sale and Leaseback Transaction that, had such Sale and Leaseback Transaction been structured as a mortgage loan rather than as a Sale and Leaseback Transaction, the Issuer or such Material Subsidiary would not have been prohibited from entering into such transaction pursuant to Covenant 11 (Negative Pledge) and (ii) a Sale and Leaseback Transaction entered into prior to the initial Issuance Date. The Issuer will apply the net cash proceeds of any Sale and Leaseback Transaction to purchase or redeem the Series 1 Notes and/or the Series 2 Notes as provided under "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions".

14. Limitation on Asset Sales. The Issuer will not, and will not permit any of the Issuer's Material Subsidiaries to, make any Asset Sale unless the following conditions are met:

(a) the Asset Sale is for fair market value, as determined in good faith by the Issuer's Board of Directors;

(b) at least 75% of the value of the consideration therefrom is in the form of cash or Cash Equivalents; provided that in the case of an Asset Sale to an Affiliate of the Issuer, the consideration received that is not cash or Cash Equivalents consists of property or assets that are suitable for use and will be used in a Permitted Business; and

(c) such Asset Sale does not materially and adversely affect the Issuer's ability to meet the Issuer's obligations under the Series 1 Notes and/or the Series 2 Notes on a timely basis or any rights or interests of the Trustee or the Holders under the Indenture or the Series 1 Notes and/or the Series 2 Notes.

The Issuer will apply the net cash proceeds of any Asset Sale as provided under "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions".

15. Pari Passu. The Issuer will ensure at all times that the Issuer's obligations under the Series 1 Notes, the Series 2 Notes and the Indenture constitute unsecured obligations of the Issuer and, in any bankruptcy or insolvency proceeding under Argentine law, will rank at least pari passu in right of payment with all of the Issuer's other existing and future unsecured Indebtedness (other than Indebtedness ranking senior thereto by statute or by operation of law).

16. Assignment of License. The Issuer will not assign any of the Issuer's right, title and interest under the License.

17. Termination of License. The Issuer will not take any action or refrain from taking any action the taking of which or the failure to take which, in the Issuer's reasonable opinion, would result in the termination of the License in accordance with its terms.

18. Amendment of License. The Issuer will not agree to amend or waive, and will not consent to any amendment or waiver of, any terms of the License unless such amendment or waiver would not materially and adversely affect (i) the Issuer's ability to meet the Issuer's obligations under the Series 1 Notes and the Series 2 Notes on a timely basis or (ii) any rights or interests under the Indenture of the Trustee or the Holders, in each case without the prior consent of Holders representing not less than 25% of the aggregate principal amount of the Outstanding Series 1 Notes and Series 2 Notes, the materiality of any such amendment or waiver to be determined in relation to the Issuer's ability to meet such obligations in a timely manner or to such rights and interests, as the case may be, immediately prior to giving effect to such amendment or waiver.

19. Maintenance of Books and Records. The Issuer will, and will cause each of the Issuer's Material Subsidiaries to, maintain books, accounts and records in accordance with Argentine GAAP or generally accepted accounting principles in the jurisdictions where such Material Subsidiaries are organized.

20. Limitation on Merger, Consolidation, Sale and Lease. The Issuer will not merge into or consolidate with any Person or sell, convey, transfer or lease all or substantially all of its Properties, whether by one transaction or a series of transactions, to any Person unless:

(a) the holders of the Series 1 Notes and the Series 2 Notes had the opportunity to exercise opposition rights, if any, they may have under Argentine Law No. 11,867 (if applicable to such transaction or series of transactions), Argentine Law No. 19,550 (as amended) or any other applicable Argentine law and the Issuer shall have complied with any such opposition rights with respect to such transaction or series of transactions;

(b) immediately after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(c) immediately after giving effect to such transaction or series of transactions on a pro forma basis, (i) any corporation formed by any such merger or consolidation or the Person which acquires by sale, conveyance or transfer, or which leases, all or substantially all of the Issuer's Properties (the "Successor Corporation") shall expressly assume the due and punctual payment of the principal of and interest and Additional Amounts, if any, on the Series 1 Notes and the Series 2 Notes according to their terms, and the due and punctual performance of all of the Issuer's covenants and obligations under the Series 1 Notes and the Series 2 Notes and the Indenture; (ii) the Successor Corporation (except in the case of leases) succeeds to and becomes substituted for the Issuer with the same effect as if it had been named in the Series 1 Notes and the Series 2 Notes instead of the Issuer; and (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Successor Corporation shall have a senior unsecured debt rating from at least two Argentine or United States rating agencies equal to or higher than the Issuer's senior unsecured debt rating immediately prior to giving effect thereto; and

(d) the Issuer shall provide to the Trustee an Officers' Certificate and an Opinion of Counsel stating that such consolidation, merger, sale, conveyance, transfer or lease complies with the Series 1 Notes, the Series 2 Notes, the Indenture and applicable law and that all conditions precedent therein relating to such transaction have been met.

In case of any such consolidation or merger (if the Issuer is not the surviving corporation) or any such sale, conveyance, transfer or lease, the Successor Corporation shall succeed to and be substituted for the Issuer, with the same effect as if it had been named herein as the Issuer. The Successor Corporation may cause to be signed, and may issue either in its own name or in the Issuer's name prior to such succession, any or all of the Series 1 Notes and the Series 2 Notes that theretofore shall not have been signed by the Issuer and delivered to the Trustee; and, upon the order of the Successor Corporation instead of the Issuer's order and subject to all the terms, conditions and limitations in the Indenture, the Trustee shall authenticate and shall deliver any Series 1 Notes and the Series 2 Notes that previously shall have been signed and delivered by the Issuer to the Trustee for authentication, and any Series 1 Notes and Series 2 Notes that the Successor Corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Series 1 Notes and the Series 2 Notes so issued shall in all respects have the same legal rank and benefit under the Indenture as the Series 1 Notes and the Series 2 Notes theretofore or thereafter issued in accordance with the terms of the Indenture as though all of the Series 1 Notes and the Series 2 Notes had been issued at the Issuance Date.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Series 1 Notes and the Series 2 Notes thereafter to be issued as may be appropriate.

In the event of any such consolidation or merger (if the Issuer is not the surviving corporation) or any such sale, conveyance (other than a conveyance by way of lease) or transfer, the Issuer shall be discharged from all obligations and covenants under the Indenture and the Series 1 Notes and the Series 2 Notes to be performed by the Issuer and may be liquidated and dissolved. No successor shall have the right to redeem any Outstanding Series 1 Notes or Series 2 Notes unless the Issuer would have been entitled to redeem such Series 1 Notes or Series 2 Notes pursuant to the Indenture in the absence of any such merger, consolidation, sale, conveyance, transfer or lease permitted therein.

The Trustee may rely on the Opinion of Counsel prepared in accordance with the Indenture as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or lease, and any such liquidation or dissolution, complies with the applicable provisions of the Indenture and the Series 1 Notes and the Series 2 Notes.

This covenant shall not apply to the disposition by the Issuer of all or substantially all of its Properties in a transaction governed by "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions" and Covenant 14 (Limitation on Asset Sales).

The Issuer will give notice of any such consolidation, merger, sale, conveyance, transfer or lease to the Trustee and the Holders of the Notes of this Series in accordance with the procedures set forth in the Indenture at least 30 days prior to the termination of the period during which the Holders of Notes of this Series can exercise any opposition rights they may have under Argentine Laws Nos. 11,867 and 19,550 or any other applicable Argentine law.

21. Limitation on Restricted Payments. Until the Issuer has redeemed, repaid or purchased at least U.S.$75,000,000 principal amount of the Series 1 Notes, the Issuer (a) will not, and subject to the last paragraph of this Covenant 21, will not permit any Material Subsidiary of the Issuer to, make any Restricted Payments unless at the time such Restricted Payment is made, the Issuer has previously purchased and/or redeemed Series 1 Notes and/or the Series 2 Notes to the extent required under "Mandatory Redemption with Excess Cash" and (b) subject to the preceding clause (a), the Issuer will not, and subject to the last paragraph of this Covenant 21, will not permit any Material Subsidiary of the Issuer to, make any Restricted Payments in amounts in excess of the sum of the following percentage of Net Available Excess Cash for each Excess Cash Computation Period for which the Leverage Ratio for the Issuer's last four fiscal quarters is as follows:

		Percentage of Net Available
		Excess Cash
Leverage Ratio

Above 6.0:1.0		20%

From and	To but
Including	Excluding
6.0	5.0	30%
5.0	4.0	40%
4.0	3.0	50%
3.0	2.5	75%

Below 2.5:1.0		100%

The Issuer will not, and, subject to the last paragraph of this Covenant 21, will not permit any of the Issuer's Material Subsidiaries to, make any Restricted Payments at any time that (i) a Default or Event of Default has occurred and is continuing (after giving effect to any such Restricted Payments) or (ii) any Peso Refinancing Indebtedness is outstanding.

In addition to making Restricted Payments, the Issuer may, at the Issuer's option, use any portion of the Net Available Excess Cash allocated for Restricted Payments for any given Excess Cash Computation Period pursuant to the table above to purchase or redeem Series 1 Notes and/or Series 2 Notes at any time pursuant to Market Purchase transactions and/or Note Prepayments.

Notwithstanding the foregoing, any of the Issuer's Material Subsidiaries may pay pro rata dividends and make pro rata distributions in respect of Equity Securities issued by such Material Subsidiary.

22. Limitation on Investments. Until the Issuer has redeemed, repaid or purchased at least U.S.$75,000,000 principal amount of the Series 1 Notes, the Issuer will not, and will not permit any of its Material Subsidiaries to, make Investments other than Permitted Investments.

23. Limitation on Payment of Management Fees. The Issuer will not, and will not permit any of its Material Subsidiaries to, pay a management or similar fee to any Person except to BG International Limited or any of its Affiliates (i) in accordance with the Technical Assistance Agreement (as amended to November 9, 2005, the "Current TAA") and as the same may be amended (including to extend its term) or replaced, provided that such amendment or replacement does not, directly or indirectly, require (x) the payment of any amount that would not have been payable under the Current TAA absent such amendment or replacement or (y) that any amount be paid on a date that is earlier than the date on which such amount would have been payable under the Current TAA absent such amendment or replacement and (ii) as long as no Default or Event of Default has occurred and is continuing (or would occur as a result of such payment) in respect of the Issuer's obligation to pay principal, interest, Additional Amounts or any other amount due and payable under the Series 1 Notes or the Series 2 Notes or under "Mandatory Redemption with Excess Cash", "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions", Covenant 9 (Limitation on Incurrence of Indebtedness and Guarantees) or Covenant 21 (Limitation on Restricted Payments).

24. Available Information. The Issuer will furnish to any Holder of a Series 1 Note or a Series 2 Note or a beneficial interest in a Global Note representing Series 1 Notes or Series 2 Notes, or to any prospective purchaser designated by such a Holder or beneficial holder, upon request of such Holder or beneficial holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Issuer to the extent required in order to permit such Holder or beneficial holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Series 1 Note or Series 2 Note or beneficial interest therein, unless, at the time of such request, the Issuer is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision) and no such information about the Issuer is otherwise required pursuant to Rule 144A.

25. Further Assurances. The Issuer will, at the Issuer's own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do or cause to be done all such other acts and things as may be reasonably required, in the opinion of the Trustee, to enable the Trustee to exercise and enforce its rights under the Indenture and under the documents, instruments and agreements required under the Indenture and to carry out the intent of the Indenture [insert for Series 1 Notes -- (including, without limitation, as contemplated in "Limited Right to Capitalize Interest on Series 1 Notes"].

26. Reporting. The Issuer will provide the Trustee (i) as soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, an English translation of the Issuer's audited consolidated financial statements (prepared in conformity with Argentine GAAP and substantially in the form prescribed by Argentine regulatory authorities) for such fiscal year; (ii) as soon as available, but in any event within sixty (60) days after the last day of each of the first three fiscal quarters of each fiscal year, an English translation of the Issuer's unaudited quarterly consolidated financial statements (prepared in accordance with Argentine GAAP and substantially in the form prescribed by Argentine regulatory authorities) for such fiscal quarter; (iii) simultaneously with the delivery of each set of consolidated financial statements referred to in clauses (i) and (ii) above, a certificate of one of the Issuer's duly authorized officers, stating whether to the best knowledge of such officer after due inquiry a Default or Event of Default exists on the date of such certificate and, if such certificate indicates that a Default or Event of Default exists on the date of such certificate, setting forth the details thereof and the action which the Issuer is taking or proposes to take with respect thereto; and (iv) not less often than annually, a brief certificate from the Issuer's principal executive officer, principal financial officer or principal accounting officer as to his or her best knowledge of the Issuer's compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice under the Indenture).

Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer agrees to provide the Trustee within 15 days after filing the same with the SEC:

(a) all annual financial information that would be required to be contained in a filing with the United States Securities and Exchange Commission on Form 20-F if the Issuer were required to file such forms, including an "Operating and Financial Review and Prospects" and an audit report on such financial information by the Issuer's certified independent accountants;

(b) all current reports that would be required to be filed with the United States Securities and Exchange Commission on Form 6-K if the Issuer were required to file such reports.

27. Notice of Default. The Issuer will promptly notify the Trustee of the occurrence of any Event of Default or any condition or event that, with the giving of notice, lapse of time or any other condition or any combination of the foregoing would, unless cured or waived, become an Event of Default, upon one of the Issuer's officers becoming aware of such an Event of Default or such other condition or event. Each notice sent shall be accompanied by an Officers' Certificate setting forth the details of the occurrence referred to therein and stating what action the Issuer proposes to take with respect thereto.

28. Determination of Financial and Accounting Matters, Currency Equivalents and Ratability. Except as otherwise provided in this Note or the Indenture, any determination at any time of a financial or accounting matter referred to in a Series 1 Note or a Series 2 Note or the Indenture shall be made on the basis of the Issuer's consolidated financial statements prepared in accordance with Argentine GAAP most recently made publicly available by the Issuer.

Except as otherwise provided in this Note or the Indenture, any determination at anytime of the equivalent in one currency of an amount expressed in another currency or, for purposes of determining ratability among the Series 1 Notes and/or the Series 2 Notes, the equivalent in the currency in which any Series 1 Note or Series 2 Note is denominated expressed in another currency in which another Series 1 Note or Series 2 Note is denominated shall be made on the basis of the relevant rates quoted at such time by Banco Nacion and shall not be affected by subsequent variations in such rates.

29. Additional Amounts. [Insert for Unlisted Notes -- Except as provided below, all] [Insert for Listed Notes -- All] payments of principal and interest in respect of the Notes of this Series will be made free and clear and without withholding or deduction for or on account of any taxes, duties, levies, contributions, withholdings, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Argentina or any authority therein or thereof having power to tax ("Taxes"). In the event any such Taxes are so imposed or established, the Issuer will [Insert for Unlisted Notes --, subject to the last paragraph of this Covenant 29,] pay such additional amounts, ("Additional Amounts") as may be necessary to ensure that the net amounts paid by the Issuer after such withholding or deduction will equal the amounts that would have been payable in respect of the Notes of this Series in the absence of such withholding or deduction, except that no such Additional Amounts will be payable with respect to any payment on any Note of this Series:

(a) to the extent that Taxes would not have been imposed but for a present or former connection between the Holder and Argentina (or any political subdivision or authority thereof) other than the mere holding of such Note of this Series and the receipt of payments thereunder;

(b) to the extent of Taxes which would not have been imposed but for any failure by the Holder or any other Person as required under applicable law, statute, treaty or regulation of Argentina or written administrative instruction of the Administracion Federal de Ingresos Publicos (the "AFIP") (whether or not such Holder or Person is lawfully able to do so) to provide information, documents or other evidence, in the form and conditions as required under applicable law, statute, treaty or regulation of Argentina or written administrative instruction of the AFIP concerning the nationality, residence identity or connection with Argentina of such Holder or Person or other significant information which is required or imposed by a law, statute, treaty, or regulation of Argentina or written administrative instruction of the AFIP as a precondition to reduction or exemption from all or part of such Taxes;

(c) in respect of any estate, asset, inheritance, gift, sales, transfer or personal property tax or any similar tax assessment or governmental charge;

(d) to the extent of Taxes with respect to such Note of this Series that would not have been imposed but for the presentation by the Holder for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for;

(e) for any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments on or in respect of the Notes of this Series;

(f) for any withholding or deduction in respect of Taxes where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directives;

(g) for any Taxes that are imposed on or with respect to such Note of such Series presented for payment by or on behalf of a Holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant Note to another paying agent in a Member State of the European Union; or

(h) for any combination of any of the above.

The Issuer has agreed to pay all stamp, transfer or documentary taxes or any other excise or property taxes, charges or similar levies, and any penalties, additions to tax or interest due with respect thereto which arise in Argentina from the execution, delivery or registration of the Notes of this Series or any other document or instrument referred to herein.

If a Holder of Series 1 Notes and/or Series 2 Notes does not timely submit all or part of the information, documents or evidence that may be reasonably required by the Issuer from time to time pursuant to applicable law, statute, treaty or regulation of Argentina, or any written administrative instruction of the AFIP, the Issuer will not pay Additional Amounts in respect of the Series 1 Notes and/or Series 2 Notes of such Holder and will withhold or deduct the maximum amounts as may be required by applicable law.

In the Indenture and the Notes of this Series, references to the payment of principal, interest or any other amounts payable with respect to such Notes shall include the payment of Additional Amounts if Additional Amounts are, were or would be payable in respect thereof, even where Additional Amounts are not specifically mentioned.

Within 30 days after receiving the same, the Issuer will furnish to the Trustee copies of receipts evidencing each payment of Taxes in such form as provided in the normal course by the taxing authority.

[Insert for Unlisted Notes -- Notwithstanding the foregoing, the obligation to pay Additional Amounts on the Series 1 Unlisted Notes and the Series 2 Unlisted Notes of each Person for the account of which a DTC participant or a participant in Euroclear or Clearstream, Luxembourg holds them will be subject to a maximum level not to exceed the amount required to compensate for withholding taxes on interest payments levied at the preferential rate applicable to a banking or financial entity under supervision of a central bank or similar authority and domiciled in a jurisdiction (i) other than a jurisdiction considered a zero or low taxation jurisdiction (jurisdicion de baja o nula tributacion) pursuant to the Argentine federal income tax law and its regulations or (ii) that has executed an exchange information agreement with Argentina and is not limited by banking or stock market secrecy pursuant to its domestic law in respect of requests made by Argentine tax authorities and, provided the Issuer has timely provided to the Trustee the relevant notice referred to in the next sentence, to receipt by the Trustee and the Issuer at least five Business Days prior to the relevant payment date of a duly completed certificate in the form attached to such notice from or on behalf of such Person. The Issuer will provide to the Trustee prior to the Regular Record Date preceding each Payment Date a notice to be sent by the Trustee to DTC, Euroclear or Clearstream, Luxembourg on such Regular Record Date for transmittal by DTC to DTC participants or by Euroclear or Clearstream, Luxembourg to participants therein requesting that they forward to the Persons for the accounts of which they hold Series 1 Unlisted Notes or Series 2 Unlisted Notes a certificate in the form attached to such notice with respect to the status of such Persons for Argentine tax purposes and requesting that each such Person deliver to the Trustee and the Issuer a duly completed certificate at least five Business Days prior to the relevant payment date. No Person for the account of which a DTC participant or a participant in Euroclear or Clearstream, Luxembourg holds a Series 1 Unlisted Note or a Series 2 Unlisted Note will be entitled to receive any Additional Amounts in respect of amounts paid on any Payment Date unless it has timely delivered such certificate and it falls within one of the categories of Persons specified therein. Payment of such Additional Amounts will be made to the bank accounts specified in such certificates. A form of such certificate is attached hereto as Annex 1.]

30. [Insert for Listed Notes -- Maintenance of Listing. The Issuer will use its best efforts to maintain a listing of the Listed Notes of this Series on the Buenos Aires Stock Exchange and on the Luxembourg Stock Exchange, provided that the Issuer will not be required to maintain a Luxembourg Stock Exchange listing if the Issuer determines that compliance with the listing requirements would be unduly burdensome.]

J. Events of Default. Each of the following events shall constitute an Event of Default with respect to the Notes of this Series (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the Issuer (i) fails to repay the principal of any Note of this Series after any such principal becomes due and payable in accordance with the terms thereof, whether at maturity, by acceleration, upon redemption or otherwise, or (ii) fails to pay any interest, Additional Amounts or other amounts in respect of any Note of this Series, within thirty (30) days after any such amount becomes due and payable in accordance with the terms hereof; or

(b) the Issuer fails to observe or perform any covenant or agreement referred to under "Mandatory Redemption with Excess Cash", "Mandatory Redemption from Incurrence of Indebtedness, Equity Issuances, Sales of Assets and Sale and Leaseback Transactions", Covenant 4 (Corporate Existence), Covenant 9 (Limitation on Incurrence of Indebtedness and Guarantees), Covenant 11 (Negative Pledge), Covenant 13 (Limitation on Sales and Leaseback Transactions), Covenant 16 (Assignment of License), Covenant 17 (Termination of License), Covenant 18 (Amendment of License), Covenant 20 (Limitation on Merger, Consolidation, Sale and Lease), Covenant 21 (Limitation on Restricted Payments) and Covenant 23 (Limitation on Payment of Management Fees) and the Issuer shall have received written notice of such failure from the Trustee at the written request of any Holder of a Series 1 Note or a Series 2 Note; or

(c) the Issuer fails to observe or perform any other covenant or agreement contained in the Notes of this Series or the Indenture as applicable to the Notes of this Series and such failure continues for thirty (30) days after written notice of such failure has been received by the Issuer from the Trustee at the written request of Holders of at least 25% of the principal amount of the Notes of this Series; or

(d) (i) the Issuer or any of the Issuer's Material Subsidiaries shall fail to pay any installment of principal or interest when due in respect of its Indebtedness (other than any Holdout Debt) in excess of U.S.$15,000,000 (or its equivalent in other currencies) as and when such installment becomes due and payable or (ii) any event or condition shall occur that effectively results in the acceleration of the maturity of any Indebtedness (other than any Holdout Debt) of the Issuer or any of the Issuer's Material Subsidiaries in an aggregate principal amount in excess of U.S.$15,000,000 million (or its equivalent in other currencies); or

(e) final judgments or orders for the payment of money in excess of, individually or in the aggregate, U.S.$15,000,000 (or its equivalent in other currencies) (other than in respect of any Holdout Debt) from a court which is not subject to appeal are rendered against the Issuer or any of the Issuer's Material Subsidiaries and such judgments or orders continue in effect without being satisfied, discharged or stayed for a period of ninety (90) days; or

(f) any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial part of the Issuer's Property or that of any of the Issuer's Material Subsidiaries or the Issuer's share capital or that of any of the Issuer's Material Subsidiaries, or shall have assumed custody or control of such Property or of the Issuer's business or operations or that of any of the Issuer's Material Subsidiaries or of the Issuer's share capital or that of any such Material Subsidiary, or shall have taken any action that would prevent the Issuer or any of the Issuer's Material Subsidiaries from carrying on the Issuer's or such Material Subsidiary's business or operations or a substantial part thereof for a period of longer than sixty (60) days and the result of any such action shall materially prejudice the Issuer's ability to perform the Issuer's obligations under the Notes of this Series; or

(g) it becomes unlawful for the Issuer to perform any of the Issuer's obligations under the Indenture or the Notes of this Series and such unlawfulness is not remedied for a period of sixty (60) days, or any of the Issuer's obligations thereunder ceases to be valid, binding or enforceable and, in either case, the Issuer shall have received written notice thereof from the Trustee at the request of any Holder of a Note of this Series; or

(h) the Indenture for any reason ceases to be in full force and effect in accordance with its terms or the binding effect or enforceability thereof shall be contested by the Issuer, or the Issuer shall deny that it has any further liability or obligation thereunder or in respect thereof; or

(i) a resolution is passed or adopted by the Issuer's Board of Directors or stockholders, or a final judgment of a court of competent jurisdiction (except for attachments, executions, seizures before judgment or other legal process in respect of any Holdout Debt) is made, that the Issuer be wound up, dissolved or liquidated, other than for the purposes of or pursuant to a transaction otherwise permitted under and in accordance with the terms of Covenant 20 (Limitation on Merger, Consolidation, Sale and Lease), and any such winding up, dissolution or liquidation proceedings remain undismissed for ninety (90) days; or

(j) an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of the Issuer's Property or that of any of the Issuer's Material Subsidiaries (except on settlement, execution, seizure before judgment or other legal process in respect of any Holdout Debt), which Property is material to the Issuer's condition, financial or otherwise, or to the Issuer's earnings, operations or business affairs and that of the Issuer's Material Subsidiaries taken as a whole, and (i) such attachment, execution, seizure before judgment or other legal process is not discharged or stayed within ninety (90) days thereof or (ii) if such attachment, execution, seizure before judgment or other legal process shall not have been discharged or stayed within such 90-day period, the Issuer or such Material Subsidiary, as the case may be, shall not have within such 90-day period contested such attachment, execution, seizure before judgment or other legal process in good faith by appropriate proceedings upon stay of execution of the enforcement thereof or upon posting a bond in connection therewith; or

(k) (i) a court having jurisdiction enters a decree or order for (A) relief in respect of the Issuer or any of the Issuer's Material Subsidiaries (or all or substantially all of the Issuer's or its Property) in an involuntary bankruptcy case under Argentine Law No. 24,522, as amended, or any applicable bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect or (B) appointment of an administrator, receiver, trustee or intervenor for the Issuer or any of the Issuer's Material Subsidiaries or for all or substantially all of the Issuer's Property or that of such a Material Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of ninety (90) days, or (ii) without the Issuer's application, approval or consent, an insolvency, bankruptcy or similar proceeding seeking the reorganization, dissolution, winding-up, liquidation or similar relief with respect to the Issuer or any of the Issuer's Material Subsidiaries (or all or substantially all of the Issuer's or its Property) shall be instituted in any court of competent jurisdiction, which proceeding shall not be stayed or contested by the Issuer or any of the Issuer's Material Subsidiaries in good faith and by appropriate proceedings in accordance with applicable practice; or

(l) the Issuer or any of the Issuer's Material Subsidiaries (i) commences a voluntary case under Argentine Law No. 24,522, as amended, or any applicable bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect, (ii) file for court approval of an acuerdo preventivo extrajudicial with financial creditors and which affects the Notes of this Series, (iii) seek approval of the Issuer's creditors for an acuerdo preventivo extrajudicial with financial creditors and which affects the Notes of this Series, through any means, including the distribution of an offering circular or similar disclosure material to creditors in connection with such acuerdo preventivo extrajudicial, provided that for purposes of this clause (iii), to "seek approval" shall mean any actions taken by the Issuer or any Material Subsidiary of the Issuer directed at launching a solicitation statement to obtain consents to an acuerdo preventivo extrajudicial with financial creditors and which affects the Notes of this Series, or any other action intended to obtain the consent for the approval of an acuerdo preventivo extrajudicial with financial creditors and which affects the Notes of this Series, but it shall not include actions taken by the Issuer or any Material Subsidiary of the Issuer directed at obtaining waivers or consents from its creditors, as long as such actions do not imply the execution of an acuerdo preventivo extrajudicial, (iv) applies for or consents to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Issuer or such Material Subsidiary or for all or substantially all of the Issuer's Property or that of such Material Subsidiary, (v) effects any general assignment for the benefit of creditors or (vi) files any answer admitting the material allegation of a petition filed against the Issuer or any of the Issuer's Material Subsidiaries in any bankruptcy, reorganization or insolvency proceeding; provided that the institution, prosecution or consummation of the APE proposed and described in the Solicitation Statement and any related proceeding under Section 304 or Chapter 11 of the United States Bankruptcy Code shall not be an Event of Default; or

(m) the Argentine government shall declare a general suspension of payment or a moratorium on the payment of the Issuer's debt (which does not expressly exclude the Notes of this Series); or

(n) the pledge of any Subordinated Indebtedness or the trust in which any Subordinated Indebtedness is placed, as contemplated by the definition of "Subordinated Indebtedness", shall for any reason not attributable to the relevant pledgee or trustee, as the case may be, cease to be binding and enforceable; or

(o) the License is terminated, revoked or withdrawn.

K. Remedies. If an Event of Default specified in clause (k) or (l) of "Events of Default" above occurs and is continuing, the maturity of all Notes of this Series will automatically be accelerated and the principal amount thereof, together with accrued interest and any unpaid Additional Amounts thereon, will be immediately due and payable. If any other Event of Default occurs and is continuing with respect to the Notes of this Series, the Trustee shall, at the written request of Holders of 25% of the principal amount of the Notes of this Series then Outstanding, by written notice to the Issuer, declare the maturity of the Notes of this Series to be accelerated, whereupon the Outstanding principal amount of the Notes of this Series, together with accrued interest and any unpaid Additional Amounts thereon, will be immediately due and payable. The right of the Trustee to give such acceleration notice will terminate if the event giving rise to such right has been cured or waived before such right has been exercised.

At any time after a declaration of acceleration with respect to the Notes of this Series has been made on account of a particular Event of Default and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indenture, the Holders of a majority of the principal amount of the Outstanding Notes of this Series present or represented at an extraordinary meeting of such Holders at which a quorum is present, may rescind and annul such declaration and its consequences if (1) the Issuer has paid or deposited with the Trustee a sum sufficient to pay in the currency in which the Notes of this Series are payable, (A) all overdue interest on all the Notes of this Series, (B) all unpaid principal and Additional Amounts, if any, on all the Notes of this Series, which have become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed herein, (C) to the extent that payment of such interest is lawful, interest on overdue interest at the rate or rates prescribed herein, and (D) all sums paid or advanced by the Trustee hereunder or under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and (2) all Events of Default with respect to the Notes of this Series (other than the non payment of amounts of principal of, or interest on, the Notes of this Series which have become due solely by such declaration of acceleration), have been cured or waived in accordance with the Indenture. No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto.

The foregoing provision shall be without prejudice to the rights of each individual Holder to initiate an action against the Issuer for the payment of any principal, Additional Amount and/or interest past due on the Notes of this Series in accordance with the provisions of Article 29 of the Negotiable Obligations Law.

L. Certain Definitions. For all purposes of this Note, except as otherwise expressly provided or unless the context otherwise requires, the terms defined below have the meanings assigned to them and include the plural as well as the singular.

"Additional Amounts" is defined in Covenant 29 (Additional Amounts).

"Additional Capital Expenditures Indebtedness" means any consolidated Indebtedness Incurred to fund any Capital Expenditure that is not a Deductible Capital Expenditure.

"Affiliate" means, with respect to any referenced Person, a Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the referenced Person. For purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"APE" means the acuerdo preventivo extrajudicial contemplated by the Solicitation Statement.

"Argentine GAAP" means generally accepted accounting principles in Argentina in accordance with accounting principles adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and in accordance with the accounting regulations adopted by the CNV applicable to all public companies in Argentina.

"Asset Sale" means any sale or other disposition of the Issuer's assets or those of any of the Issuer's Material Subsidiaries (other than damaged, worn out or obsolete assets) having a fair market value in excess of U.S.$5 million (or its equivalent in other currencies).

"Available Excess Cash" means, for any Excess Cash Computation Period, Excess Cash for such Excess Cash Computation Period minus the Cash Shortfall as of the close of business on the last day of such Excess Cash Computation Period.

"Average Life of All Cash Payments" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled payment of principal of or interest on such Indebtedness multiplied by (ii) the amount of each such principal or interest payment by (b) the sum of all such principal and interest payments. In determining the Average Life of All Cash Payments of Indebtedness that does not bear interest at a fixed rate or does not provide for interest to be payable on fixed dates, such Indebtedness shall be assumed to bear interest at all relevant times at the rate borne by it on the date of determination and such interest shall be assumed to be payable in arrears on the last day of March, June, September and December and on the date of final maturity thereof, respectively.

"Banco Nacion" means Banco de la Nacion Argentina and its successors.

"Board of Directors" means either the Issuer's Directorio or any committee of such Directorio duly authorized to act for it in respect of the Indenture.

"Business Day", when used with respect to any place of payment or any other particular location referred to in the Indenture or this Note, means, unless otherwise specified with respect thereto, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment or other location are authorized or obligated by law or executive order to close.

"Capital Expenditures" means, without duplication, (a) capital expenditures, capitalized interest, capitalized maintenance and other capitalized expenses that the Issuer or one of its Material Subsidiaries makes or Incurs in the ordinary and prudent conduct of the Issuer's or its business (including capital expenditures, capitalized interest and capitalized maintenance and other basic expenses required by the Issuer's License ("Ordinary Capital Expenditures") and (b) capital expenditures, capitalized interest, capitalized maintenance and other capitalized expenses not constituting Ordinary Capital Expenditures (and not otherwise contemplated by the Issuer's capital expenditure plan in effect on the initial Issuance Date) that the Issuer or one of the Issuer's Material Subsidiaries is required to make or Incur pursuant to the Issuer's License and other regulatory requirements (including capital expenditures that the Issuer or one of the Issuer's Material Subsidiaries is required to make or Incur in connection with or as a condition to a tariff increase granted to the Issuer or in connection with any applicable mandatory plan of any Argentine Governmental Agency for the purpose of financing development of the gas industry and related purposes ("Required Capital Expenditures").

[Insert for Series 1 Notes -- "Capitalizable Portion" is defined in "Limited Right to Capitalize Interest on Series 1 Notes" in Covenant 1 (Payment of Principal and Interest).]

"Cash Balance" means, as of any date of determination, the Dollar equivalent of the amount that would be reflected on the Issuer's consolidated balance sheet prepared in accordance with Argentine GAAP as "cash and deposits in banks".

"Cash Equivalents" means

a. Dollars, Euros, Pesos, the other official currencies of any member of the European Union or Switzerland or money in other currencies received or acquired in the ordinary course of business,

b. obligations of the United States government or certificates representing an ownership interest in obligations of the United States government, or securities issued directly and fully guaranteed or insured by any member of the European Union or Switzerland, or any agency or instrumentality thereof (provided that the full faith and credit of such member or Switzerland is pledged in support of those securities), or other sovereign debt obligations (other than those of Argentina) rated "A" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act, in each case with maturities not exceeding one year from the date of acquisition,

c. obligations of the Argentine government or certificates representing an ownership interest in obligations of the Argentine government with maturities not exceeding one year from the date of acquisition,

d. (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers' acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with (A) any bank or trust company (including any Argentine branch thereof) organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union or Switzerland, in each case whose short-term debt is rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act or (B) any bank or trust company organized or licensed under the laws of Argentina having a net worth of at least the Peso equivalent of U.S.$100 million and the certificates of deposit of which have an Argentine investment grade rating by any such nationally recognized statistical rating organization or any affiliate thereof, and

e. commercial paper rated "A-2" or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act and maturing within six months after the date of acquisition.

"Cash Shortfall" means, as of any date (the "Cash Shortfall Date"), the amount equal to the difference (greater than zero) of (i) U.S.$10,000,000 (or its equivalent in other currencies) minus (ii) (A) if the Cash Shortfall Date falls on a date prior to the date on which the Cash Shortfall is determined, the Cash Balance as of the close of business on the Cash Shortfall Date and (B) if the Cash Shortfall Date falls on a date after the date on which the Cash Shortfall is determined, the Issuer's good faith estimate of what the Cash Balance will be as of the close of business on the Cash Shortfall Date.

"CER" means Coeficiente de Estabilizacion de Referencia, or reference stabilization coefficient, as calculated by the Argentine Central Bank, or any successor thereto, in accordance with a formula set forth in Annex I of Argentine Law No. 25,713.

"Clearstream, Luxembourg" means Clearstream Banking, societe anonyme.

"CNV" means the Comision Nacional de Valores, the Argentine National Securities Commission.

"Corporate Trust Office" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the Issuance Date, located at 101 Barclay Street, Floor 21W, New York, New York 10286.

"Deductible Capital Expenditures" means, for the two Excess Cash Computation Periods occurring in each Excess Cash Computation Year, Capital Expenditures paid in cash during either of such Excess Cash Computation Periods in an amount for both such Excess Cash Computation Periods equal to (a) the amount of Ordinary Capital Expenditures paid in cash during such Excess Cash Computation Year but not in excess of (i) U.S.$15,000,000 (or its equivalent in other currencies) plus (ii) the amount by which U.S.$15,000,000 (or its equivalent in other currencies) exceeded the amount of Ordinary Capital Expenditures for the immediately preceding Excess Cash Computation Year plus (b) the amount of Required Capital Expenditures paid in cash during such Excess Cash Computation Year; provided that the first U.S.$15,000,000 (or its equivalent in other currencies) of Ordinary Capital Expenditures made or Incurred during any Excess Cash Computation Year under the preceding clause (a) shall be deemed to have been made or Incurred under clause (i) thereof.

"Default" means any event that, with giving of any notice, the passage of time, or both, would be an Event of Default.

"Dollars", "$" or "U.S.$" means the lawful currency of the United States of America.

"DTC" means The Depository Trust Company.

"EBITDA" means, for any Excess Cash Computation Period or any other period of determination, on a consolidated basis, earnings before financing and holding results, income tax and depreciation for such Excess Cash Computation Period or period of determination. EBITDA shall be computed on the basis of the Issuer's publicly available financial statements for the fiscal quarters included in such Excess Cash Computation Period or period of determination.

"Equity Security" means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

"Euro" or "euro" means the single lawful currency of member states of the European Union as constituted by the treaty establishing the European Community being the Treaty of Rome, as amended from time to time and as referred to in the EMU Legislation.

"Euroclear" means Euroclear Bank S.A.N.V., as operator of the Euroclear System, or its successors.

"Excess Cash" means, for any Excess Cash Computation Period, the greater of (i) and (ii) below:

(i) (x) for each Excess Cash Computation Period other than the initial Excess Cash Computation Period, without duplication, the Dollar equivalent at the close of business on the last day of such Excess Cash Computation Period of the amount (greater than zero) equal to the sum of the following items for such Excess Cash Computation Period: (1) EBITDA increased by the sum of dividends received in cash from unconsolidated entities and not included in the computation of EBITDA, interest income and any other income received in cash and not included in the computation of EBITDA; plus/minus (2) any negative/positive change in Working Capital; minus (3) financing and holding results generated by liabilities-interest on commercial operations and financing and holding results generated by liabilities-others and, in each case, paid in cash; minus (4) all other income taxes and other similar taxes paid in cash; minus (5) all scheduled principal and interest payments (including any direct taxes on interest payments) under the Series 1 Notes and the Series 2 Notes and the Issuer's other consolidated Indebtedness (other than Subordinated Indebtedness and Additional Capital Expenditures Indebtedness) Incurred in accordance with the Indenture and paid in cash; minus (6) all amounts paid in cash by the Issuer to settle, purchase or otherwise retire or pay Holdout Debt, to contest in any legal proceeding the Issuer's obligation to pay Holdout Debt or pursuant to a final and nonappealable order of a court of competent jurisdiction arising out of or relating to any such contest, provided that the price paid by the Issuer to settle, purchase or otherwise retire or pay Holdout Debt otherwise than pursuant to a final and nonappealable order of a court of competent jurisdiction shall not exceed at any time 75% of the principal of such Holdout Debt; minus (7) any Deductible Capital Expenditures paid in cash; plus/minus (8) any cash collateral required by an Argentine court of competent jurisdiction to be released/posted to vacate/stay a bankruptcy petition; plus/minus (9) any cash collateral required to be released/posted in connection with non-financial hedging contracts and financial hedging contracts to hedge floating interest rates to fixed interest rates or to hedge currencies in which the Issuer is obligated to make or entitled to receive payments, provided that no such non-financial or financial hedging contract is entered into for speculative purposes; minus (10) any Mandatory Investments paid in cash; minus (11) any other cash expenses paid in cash and not deducted in the computation of EBITDA and (y) for the initial Excess Cash Computation Period, the amount of Excess Cash calculated for such Excess Cash Computation Period pursuant to the preceding clause (x) multiplied by a fraction the numerator of which is the number of days from the initial Issuance Date to the first to occur of March 31 or September 30 following the initial Issuance Date and the denominator of which is 183; and

(ii) the Dollar equivalent of the amount (greater than zero) by which the Cash Balance at the close of business as of the last day of such Excess Cash Computation Period exceeds the sum of (x) U.S.$10,000,000 (or its equivalent in other currencies) plus (y) the amount of Restricted Payments the Issuer could have made (but did not make) pursuant to Covenant 21 (Limitation on Restricted Payments) as of the last day of such Excess Cash Computation Period if all conditions precedent thereto were satisfied, not taking into consideration any amount of Restricted Payments that the Issuer could have made (but did not make) as of the last day of any preceding Excess Cash Computation Period and that the Issuer subsequently paid as Restricted Payments on or prior to the last day of the current Excess Cash Computation Period.

"Excess Cash Computation Period" means (a) the period beginning on the last to occur of April 1 or October 1 prior to the initial Issuance Date and ending on the first to occur of March 31 or September 30 following the initial Issuance Date and (b) each subsequent six-month period beginning on the day following the last day of the most recently terminated Excess Cash Computation Period and ending on the first to occur of March 31 or September 30.

"Excess Cash Computation Year" means the first two Excess Cash Computation Periods and each period comprised of the two Excess Cash Computation Periods following such Excess Cash Computation Year.

"Government Obligations" means, in relation to the Series 1 Notes or the Series 2 Notes, unless otherwise specified therein, (i) direct obligations of the government which issued the currency in which the Notes of such Series are payable, or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Notes of such Series are payable, the payment of which is unconditionally guaranteed by such government, which in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

"Governmental Agency" means any public legal entity or public agency of Argentina or any other jurisdiction, whether created by federal, provincial or local government, or any other legal entity now existing or hereafter created, or now or hereafter owned or controlled, directly or indirectly, by any public legal entity or public agency of Argentina or such other jurisdiction.

"Guarantee" means any obligation, contingent or otherwise, of a Person directly or indirectly guaranteeing any Indebtedness of another Person, including, without limitation:

a. an obligation to pay or purchase such Indebtedness;

b. an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such Indebtedness;

c. an indemnity against the consequence of a default in the payment of such Indebtedness; or

d. any other agreement to be responsible for such Indebtedness.

"Holdout Debt" means any existing debt (as defined in the Solicitation Statement) held by holders who did not participate in an out-of-court restructuring as contemplated by the Solicitation Statement (including the initial out-of-court restructuring in a combination out-of-court and APE restructuring, as such terms are defined in the Solicitation Statement), which existing debt is not restructured pursuant to, and remains outstanding following, such out-of-court restructuring.

"Incur" and "Incurrence" means, with respect to any Indebtedness, to incur, create, issue or assume such Indebtedness.

"Indebtedness" means, with respect to any Person, without duplication:

a. any obligation of such Person for borrowed money;

b. any obligation of such Person for the deferred purchase price of property (other than any obligation for the deferred purchase price of property giving rise to a current liability);

c. any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

d. all debt or financial obligation arising under Sale and Leaseback Transactions under which such Person is a lessee and reflected on the face of the balance sheet of such Person in accordance with Argentine generally accepted accounting principles;

e. all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments, except such obligations issued in respect of trade payables;

f. all sales of account receivables and related assets of such Person together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith (except to the extent such sales of account receivables and related assets are non-recourse);

g. the net obligations of such Person under hedging contracts and related instruments;

h. all Indebtedness of others secured by any Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and

i. all Indebtedness of other Persons Guaranteed by such Person to the extent so Guaranteed.

"Investment" means, with respect to any Person:

a. any direct or indirect advance, loan or other extension of credit to another Person;

b. any capital contribution to another Person, by means of any transfer of cash or other property or in any other form;

c. any purchase or acquisition of Equity Securities, Indebtedness or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

d. any Guarantee of any obligation of another Person, but only when payment has been made thereunder or such arrangement would be classified and accounted for as a liability on the balance sheet of the guarantor.

For the avoidance of doubt, Investments do not include Capital Expenditures.

"Issuance Date" means (i) with respect to an out of court restructuring (as defined in the Solicitation Statement) (other than the initial out of court restructuring in the combination out of court and APE restructuring (as defined in the Solicitation Statement)), the date of issuance and delivery of the Series 1 Notes and/or Series 2 Notes to the holders of existing debt (as defined in the Solicitation Statement) participating in such out of court restructuring, (ii) with respect to an APE restructuring (as defined in the Solicitation Statement) (other than an APE restructuring in respect of any Holdout Debt following an initial out of court restructuring), the date of issuance and delivery of the Series 1 Notes and/or Series 2 Notes to all holders of existing debt, (iii) with respect to an initial out of court restructuring in the combination out of court and APE restructuring, the date of issuance and delivery of the Series 1 Notes and/or Series 2 Notes to the holders of existing debt participating in such initial out of court restructuring and (iv) with respect to an APE restructuring in respect of any Holdout Debt following an initial out of court restructuring, the date of issuance and delivery of the Series 1 Notes and/or Series 2 Notes to the holders of such Holdout Debt. Any references in this Note to the "initial Issuance Date" shall refer to the first to occur of (i), (ii), (iii) and (iv) above.

"Leverage Ratio" means, as of any date of determination, the ratio of (i) the Issuer's consolidated Indebtedness (including Indebtedness Guaranteed by the Issuer but excluding Subordinated Indebtedness) to (ii) EBITDA for the Issuer's last four fiscal quarters, in each case as prepared in accordance with Argentine GAAP applied consistently throughout the relevant periods.

"License" means the exclusive license, dated December 28, 1992, granted by the Argentine government in the Issuer's favor for the distribution of natural gas in the Federal Capital and a portion of the Province of Buenos Aires.

"Lien" means any mortgage, charge, pledge, lien or other encumbrance securing any obligation of any Person or any other type of preferential arrangement upon or with respect to any Property, whether now or hereafter acquired, having a similar effect, including, without limitation, any equivalent of the foregoing created under the laws of Argentina or any other jurisdiction.

"Listed Note" means each Series 1 Note and Series 2 Note that is so denominated in its title.

"Major Asset Sale" means the sale or other disposition of (i) all or substantially all of the Issuer's assets or those of any of the Issuer's Material Subsidiaries and (ii) the Equity Securities of any of the Issuer's Material Subsidiaries.

"Mandatory Investments" means, for any Excess Cash Computation Period, investments the Issuer or any of the Issuer's Material Subsidiaries were required to make during such Excess Cash Computation Period in any trust fund or similar vehicle created by any Argentine Governmental Agency for the purpose of financing development of the gas industry and related purposes and that the Issuer did make in cash during such Excess Cash Computation Period.

"Manpower Supply Agreement" means the manpower supply agreement dated November 18, 1994, as amended, between BG International Limited and the Issuer.

"Market Purchase" means the purchase of any Series 1 Note or Series 2 Note available in the secondary market through privately negotiated transactions, tender offers or otherwise at a price lower than the principal amount thereof, provided that any such Series 1 Note or Series 2 Note so purchased shall be surrendered promptly to the Trustee for cancellation.

"Material Subsidiary" means, at any time, any of the Issuer's Subsidiaries having (i) as of the end of the Issuer's most recent fiscal quarter, total assets equal to or exceeding 10% of the Issuer's consolidated assets or (ii) (x) for the Issuer's most recent fiscal year (or, if shorter, for the period of time since the relevant corporation became a Subsidiary of the Issuer), net income equal to at least 10% of the Issuer's consolidated net income and (y) as of the end of the Issuer's most recent fiscal quarter, either total Indebtedness or total assets equal to at least 4% of the Issuer's consolidated Indebtedness (including Indebtedness Guaranteed by the Issuer or one of the Issuer's Material Subsidiaries but excluding Subordinated Indebtedness) or consolidated assets, respectively. Following the initial Issuance Date, upon any Subsidiary of the Issuer becoming a Material Subsidiary of the Issuer pursuant to the preceding sentence, it will thenceforward be subject to the provisions of the Indenture and hereof as a Material Subsidiary of the Issuer.

"Negotiable Obligations Law" means Argentine Law No. 23,576, as amended.

"Net Available Excess Cash" is defined in "Mandatory Redemption with Excess Cash".

"Note Prepayment" means the payment of the Outstanding Series 1 Notes and/or Series 2 Notes, at par, together with any accrued but unpaid interest and Additional Amounts, and without premium, fee or penalty, which payment shall be applied to the remaining installments of the Series 1 Notes and/or the Series 2 Notes, as the case may be, in inverse order of maturity.

"Officers' Certificate" means a certificate signed by any two of the chairman of the Board of Directors, the Issuer's chief executive officer (General Director) and the Issuer's chief financial officer (Finance Director) and delivered to the Trustee, provided that if such Officers' Certificate certifies as accurate the calculation of Excess Cash for an Excess Cash Computation Period, it shall in any event be signed by the Issuer's chief financial officer.

"Opinion of Counsel" means a written opinion of counsel who may be the Issuer's counsel and who shall be reasonably satisfactory to the Trustee.

"Ordinary Capital Expenditures" is defined in the definition of "Capital Expenditures".

"Outstanding", when used with respect to the Series 1 Notes and the Series 2 Notes and except as otherwise provided by the Indenture as to the Series 1 Notes and the Series 2 Notes held by the Issuer and its Affiliates, means, as of any particular time, all Series 1 Notes and Series 2 Notes authenticated and delivered by the Trustee under the Indenture, except:

a. Series 1 Notes and Series 2 Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

b. Series 1 Notes and Series 2 Notes, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Issuer) or shall have been set aside, segregated and held in trust by the Issuer for the Holders of such Series 1 Notes and Series 2 Notes (if the Issuer shall act as its own paying agent), provided that if such Series 1 Notes and Series 2 Notes, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

c. Series 1 Notes and Series 2 Notes in substitution for which other Series 1 Notes and Series 2 Notes shall have been authenticated and delivered or which shall have been paid, pursuant to the terms of the Indenture (except any such Series 1 Note or Series 2 Note as to which proof satisfactory to the Trustee is presented that such Series 1 Note or Series 2 Note is held by a Person in whose hands such Series 1 Note or Series 2 Note is the Issuer's legal, valid and binding obligation).

"Permitted Business" means any business conducted by the Issuer or any Subsidiary of the Issuer as of the initial Issuance Date, any business related to the distribution or commercialization of natural gas and any business reasonably incidental, complementary or ancillary thereto.

"Permitted Indebtedness" is defined in Covenant 9 (Limitation on Incurrence of Indebtedness and Guarantees).

"Permitted Investment" means:

a. any Investment in the Issuer or in any of the Issuer's Subsidiaries that is engaged in a Permitted Business;

b. any Investment in Cash Equivalents;

c. any Investment by the Issuer or any of the Issuer's Material Subsidiaries in a Person if, as a result of such Investment, (A) such Person becomes a Subsidiary of the Issuer engaged in a Permitted Business or (B) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Issuer or any of the Issuer's Subsidiaries that is engaged in a Permitted Business;

d. any Investment received as non-cash consideration for any sale other than an Asset Sale or a Major Asset Sale or for an Asset Sale made pursuant to and in compliance with Covenant 14 (Limitation on Asset Sales) or received as non-cash consideration in a refinancing of an existing Investment;

e. any Mandatory Investment;

f. payroll, travel and other loans or advances to, or Guarantees issued to support the obligations of, officers and employees, in each case in the ordinary course of business;

g. any Investment under a hedging contract or a related instrument not entered into for speculative purposes and made in compliance with Covenant 9 (Limitation on Incurrence of Indebtedness and Guarantees);

h. any Investment consisting of a pledge or deposit made in the ordinary course of business in connection with workmens' compensation, unemployment insurance or other types of social security;

i. any Investment consisting of a pledge or deposit in connection with (x) nondeliquent performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations, (y) contingency obligations of surety or appeal bonds or (z) nondeliquent obligations of a like nature, in each case incurred in the ordinary course of business;

j. any Investment made in connection with the stay of any legal proceeding against the Issuer or any of the Issuer's Subsidiaries;

k. any extension of credit not involving the lending of money entered into in the ordinary course of business; and

l. any Investment in obligations of the Argentine government that the Issuer or any of its Material Subsidiaries and similarly situated companies make at the request of the Argentine government.

"Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated association or government or any agency or political subdivision thereof.

"Personnel Supply Agreement" means the Contrato de Suministro de Personal dated July 24, 2002 between BG Argentina S.A. and the Issuer.

"Peso" or "Ps." means the lawful currency of the Republic of Argentina.

"Peso Refinancing Indebtedness" is defined in the definition of "Refinancing Indebtedness".

"Property" means any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

"Refinancing Indebtedness" means Indebtedness or Guarantees of Indebtedness Incurred to refinance or replace (x) the Series 1 Notes, the Series 2 Notes and Indebtedness and Guarantees of Indebtedness existing on the initial Issuance Date and (y) any Indebtedness or Guarantee of Indebtedness Incurred after the initial Issuance Date in accordance with Covenant 9 (Limitations on Incurrence of Indebtedness and Guarantees), provided that either (i) the Indebtedness so Incurred or Guaranteed does not exceed the amount of the Indebtedness so refinanced or replaced and has an Average Life of All Cash Payments that is greater than the Average Life of All Cash Payments of the Indebtedness being replaced or of the Indebtedness Guaranteed by the Guarantee that is being replaced or (ii) the Indebtedness so Incurred or Guaranteed is used exclusively to refinance scheduled amortization payments in respect of the Series 1 Notes and/or the Series 2 Notes up to the amount of the scheduled amortization payments being refinanced and the principal amount of the Indebtedness so Incurred or Guaranteed does not exceed in the aggregate Ps.60,000,000 (adjusted by CER from January 1, 2005) ("Peso Refinancing Indebtedness"). Any such refinancing or replacement of the Series 1 Notes and the Series 2 Notes shall be allocated first to the Series 1 Notes and, after the Series 1 Notes have been paid in full, to the Series 2 Notes.

"Regular Record Date" means the end of business on the fifteenth day preceding a Payment Date, whether or not such day is a Business Day at the place of payment; provided that, in the event the first Payment Date occurs less than fifteen days after the relevant Issuance Date, the Regular Record Date shall mean the Issuance Date.

"Required Capital Expenditures" is defined in the definition of "Capital Expenditures".

"Restricted Payment" means (A) as to any Person, (i) any dividends on, or any purchase, redemption, retirement, defeasance or other acquisition for value of, any of its Equity Securities now or hereafter outstanding, (ii) any return of capital to its stockholders, partners or members (or the equivalent Persons thereof) as such, (iii) any distribution of assets, Equity Securities other than common stock, obligations or other securities to its stockholders, partners or members (or the equivalent Persons thereof) as such, or (iv) any purchase, redemption, retirement, defeasance or other acquisition for value of any Equity Security of such Person by any Subsidiary of such Person and (B) any scheduled payment of principal or interest in respect of Subordinated Indebtedness.

"Sale and Leaseback Transaction" is defined in Covenant 13 (Limitation on Sale and Leaseback Transactions).

"Series 1 Notes" means the Series 1 Notes due 2014 of the Issuer.

"Series 2 Notes" means the Series 2 Notes due 2014 of the Issuer.

"Solicitation Statement" means the Solicitation Statement dated November 9, 2005, as amended, of the Issuer related to the Series 1 Notes and the Series 2 Notes.

"Stated Maturity", when used with respect to any Series 1 Note or Series 2 Note or any installment of principal thereof or interest thereon, means the date specified in such Series 1 Note or Series 2 Note as a fixed date on which the principal of such Series 1 Note or Series 2 Note or such installment of principal or interest is due and payable.

"Subordinated Indebtedness" means Indebtedness (i) that is subordinated in right of payment and in insolvency to the prior payment in full of the Series 1 Notes and the Series 2 Notes, (ii) that is issued to or Guaranteed by any of the Issuer's Affiliates, (iii) that may by its terms be transferred only to or for the account of any of the Issuer's Affiliates so long as any Series 1 Notes or Series 2 Notes remain Outstanding, (iv) that provides that, so long as any Series 1 Notes or Series 2 Notes remain Outstanding, no amount may be paid in respect thereof in an amount greater than the amount of the Restricted Payments the Issuer could then make, (v) the first scheduled principal payment of which shall occur at least 12 months after the last scheduled principal payment of any Series 1 Notes or Series 2 Notes, (vi) the principal of which may not be accelerated so long as any Series 1 Notes or Series 2 Notes remain Outstanding, (vii) that is pledged or placed in trust as security for the benefit of the holders of the Series 1 Notes and the Series 2 Notes, (viii) as to which the holders of the Series 1 Notes and the Series 2 Notes (or an agent or trustee acting on their behalf) will be entitled to exercise all voting rights upon a Default or acceleration or the Issuer's bankruptcy or insolvency and (ix) the terms of which may not be modified without the consent of the Holders representing a majority of the Outstanding principal amount of the Series 1 Notes and the Series 2 Notes (taken as a whole).

"Subsidiary" means, as to any referenced Person, any other Person, a majority of the combined voting power of the total outstanding capital stock of (or, if such other Person is not a corporation, other ownership interest in) which is at the time of determination beneficially owned or held, directly or indirectly, by such referenced Person or one or more other Subsidiaries thereof. For this purpose, "voting power" means power to vote in an ordinary election of directors (or, in the case of a Person that is not a corporation, ordinarily to appoint or approve the appointment of persons holding similar positions).

"Supervisory Committee" means the Issuer's Comision Fiscalizadora, a committee of controllers appointed by the Issuer's shareholders.

"Technical Assistance Agreement" means the technical assistance agreement dated December 28, 1992, as amended, between BG International Limited and the Issuer.

"Trustee" means The Bank of New York, as trustee, co-registrar, principal paying agent and transfer agent under the Indenture.

"Unlisted Note" means each Series 1 Note and Series 2 Note that is so denominated in its title.

"Wholly-owned Subsidiary" of the Issuer means a Subsidiary of the Issuer at least 99% of (i) the capital stock of which is owned beneficially by the Issuer or (ii) the dividends payable by which are payable to the Issuer at any time that any Note of this Series is Outstanding.

"Working Capital" means, for any date, the current assets (excluding, to the extent included in current assets, cash and deposits in banks, investments and credits for income taxes and similar taxes) minus the current liabilities (excluding, to the extent included in current liabilities, financial debt and liabilities for income taxes and similar taxes) of the Issuer at such date.

GRID TO BE USED FOR GLOBAL NOTES

The following exchanges of a part of this Global Note for a definitive Note of the same Series and the following payments of principal and/or interest in respect of this Global Note have been made.

Date	Principal Amount Exchanged or Redeemed	Remaining Principal Amount of this Global Note	Payments of Principal or Interest	Notation Made By

GRID TO BE USED FOR SERIES 1 NOTES

The following increases of principal in respect of this Series 1 Note have been made as a result of the capitalization of interest in accordance herewith.

Date	Amount of Increase of Principal Amount	Notation Made By

Annex 1

CERTIFICATE

Reference is made to those certain Series 1 Unlisted Notes due 2014 (CUSIP [__]; ISIN [__]) and Series 2 Unlisted Notes due 2014 (CUSIP [__]; ISIN [__]) (the "Unlisted Notes") issued by METROGAS S.A. Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in the Unlisted Notes.

1. Certification.

(name) ___________________, as a Person for which [a DTC participant] [a direct participant in [Euroclear] [Clearstream, Luxembourg]] holds a principal amount of [US$ ____________ Series 1 Unlisted Notes] [[US$_______][Pesos_______] Series 2 Unlisted Notes] (the "Holder") hereby certify that as of [Record Date] (check any items that may be appropriate):

a) The Holder is a financial or banking entity under the supervision of a central bank or similar authority, and domiciled in a jurisdiction (i) that is not considered to be of low or zero taxation jurisdiction (jurisdiccion de baja o nula tributacion) pursuant to the Argentine federal income tax law and its regulations, or (ii) that has entered into an exchange of information agreement with Argentina and that is not limited by banking or stock market secrecy rules in respect of requests made by foreign tax authorities

b) The Holder is a person domiciled in ___________, a jurisdiction that has entered into a treaty for the avoidance of double taxation with Argentina and is entitled to claim for itself the application of such treaty

c) The Holder is neither a financial or banking entity described in a), above nor a person domiciled in a jurisdiction that has entered into a treaty for the avoidance of double taxation with Argentina, nor a resident of Argentina for tax purposes

d) The Holder is an individual who is a resident of Argentina for tax purposes. The CUIT/CUIL of the undersigned (if applicable) is_____________

e) The Holder is an entity that is a resident of Argentina for tax purposes and (please circle one) is / is not a bank or other financial institution pursuant to Argentine Law 21526. The CUIT of the undersigned is_______________

In the case of d) and e), if the Holder is entitled to any exemption or a total or partial exclusion from the applicable withholding tax regime, please provide supporting information and/or documentation.

2. Additional Information.

Additional Holder Information

Address:

Contact Name and telephone number:

Broker Information

DTC/Euroclear/Clearstream, Luxembourg Participant/Broker #:

Sub A/C #:

Sub A/C Name:

Contact name:

Contact number:

Wire Instructions for delivery of Additional Amounts

Bank Name:

ABA or Other Identifying #:

Account #:

Account Name:

Reference:

Contact Name and telephone number:

Please complete parts 1 and 2, above and deliver this Certificate to The Bank of New York, as trustee, 101 Barclay Street, Floor 21W, New York, New York 10286, Attention: Corporate Trust Department, facsimile: 212-815-5802/5803, with copy via fax to MetroGAS S.A., Gregorio Araoz de Lamadrid 1360, (1267AAB) Buenos Aires, Argentina, Attention: Chief Financial Officer/General Counsel, facsimile: 5411-4309-1025.

Original apostilled certificates for Treaty purposes will be valid for any interest payments made within 15 months of their date of issuance and should be delivered via courier to MetroGAS at its address specified above.

IN WITNESS WHEREOF, the Holder has signed this Certificate as or on behalf of the Holder as of this ____th day of _____________, 20[_].

[Name of Holder]

By:___________________________

Name:

Title:

Exhibit A

List of Low or Zero-Taxation Jurisdictions
Pursuant to Section 21.7 of Decree No. 1344/98

1. ANGUILA (Non-autonomous territory of the United Kingdom)

2. ANTIGUA AND BARBUDA (Independent State)

3. NETHERLANDS ANTILLES (Territory of the Netherlands)

4. ARUBA (Territory of the Netherlands)

5. ASCENCION

6. COMMONWEALTH OF THE BAHAMAS (Independent State)

7. BARBADOS (Independent State)

8. BELIZE (Independent State)

9. BERMUDA (Non-autonomous territory of the United Kingdom)

10. BRUNEI DARUSSALAM (Independent State)

11. CAMPIONE D'ITALIA

12. COLONY OF GIBRALTAR

13. COMMONWEALTH OF DOMINICA (Associated State)

14. UNITED ARAB EMIRATES (Independent State)

15. BAHREIN (Independent State)

16. GRANADA (Independent State)

17. PUERTO RICO (State associated to the United States of America)

18. KUWAIT (Independent State)

19. QATAR (Independent State)

20. FEDERATION OF ST. CHRISTOPHER (Saint Kitts and Nevis: Independent)

21. Regime applicable to Holding Companies (Law of 31 July, 1929) of the GRAND DUCHY OF LUXEMBOURG.

22. GREENLAND

23. GUAM (Territory of the United States of America)

24. HONK KONG (Territory of China)

25. AZORES ISLANDS

26. CHANNEL ISLANDS (Guernesey, Jersey, Alderney, Great Stark, Herm, Little Sark, Brechou, Jethou Lihou)

27. CAYMAN ISLANDS (Non-autonomous territory of the United Kingdom)

28. CHRISTMAS ISLAND

29. ISLA DE COCOS or KEELING ISLAND

30. COOK ISLANDS (Autonomous territory associated to New Zealand)

31. ISLE OF MAN (territory of the United Kingdom)

32. NORFOLK ISLAND

33. TURKS AND CAICOS ISLANDS (Non-autonomous territory of the United Kingdom)

34. PACIFIC ISLANDS

35. SALOMON ISLANDS

36. ISLANDS OF SAN PEDRO Y MIGUELON

37. QESHM ISLAND

38. BRITISH VIRGIN ISLANDS (Non-autonomous territory of the United Kingdom)

39. UNITED STATES VIRGIN ISLANDS

40. KIRIBATI

41. LABUAN

42. MACAO

43. MADEIRA (Territory of Portugal)

44. MONTSERRAT (Non-autonomous territory of the United Kingdom)

45. (Repealed by Section 1 of Decree No. 115/2003).

46. NIUE

47. PATAU

48. PITCAIRN

49. FRENCH POLYNESIA (Overseas territory of France)

50. PRINCIPADO DEL VALLE DE ANDORRA

51. PRINCIPALITY OF LIECHTENSTEIN

52. PRINCIPALITY OF MONACO

53. Regime applicable to sociedades anonimas financieras (governed by law no. 11.073 of 24 June1948 of the ORIENTAL REPUBLIC OF URUGUAY)

54. KINGDOM OF TONGA (Independent State)

55. HACHEMITE KINGDOM OF JORDAN

56. KINGDOM OF SWAZILAND (Independent State)

57. REPUBLIC OF ALBANIA

58. REPUBLIC OF ANGOLA

59. REPUBLIC OF CAPE VERDE (Independent State)

60. REPUBLIC OF CYPRUS (Independent State)

61. REPUBLIC OF DJIBUTI (Independent State)

62. REPUBLIC OF GUYANA (Independent State)

63. REPUBLIC OF PANAMA (Independent State)

64. REPUBLIC OF TRINIDAD AND TOBAGO

65. REPUBLIC OF LIBERIA (Independent State)

66. REPUBLIC OF SEYCHELLES (Independent State)

67. REPUBLIC OF MAURITIUS

68. TUNESIAN REPUBLIC

69. REPUBLIC OF MALDIVES (Independent State)

70. REPUBLIC OF THE MARSHALL ISLANDS (Independent State)

71. REPUBLIC OF NAURU (Independent State)

72. SOCIALIST DEMOCRATIC REPUBLIC OF SRI LANKA (Independent State)

73. REPUBLIC OF VANUATU

74. REPUBLIC OF YEMEN

75. REPUBLIC OF MALTA (Independent State)

76. ST. HELEN

77. ST. LUCIA

78. ST. VINCENT AND THE GRANADINES (Independent State)

79. AMERICAN SAMOA (Non-autonomous territory of the United States of America)

80. WESTERN SAMOA

81. MOST SERENE REPUBLIC OF SAN MARINO (Independent State)

82. SULTANATE OF OMAN

83. SVBALBARD ARCHIPAELAGO

84. TUVALU

85. TRISTAN DA CUNHA

86. TRIESTE (Italy)

87. TOKELAU

88. FREE ZONE OF OSTRAVA (city of the former Czechoslovakia)

Exhibit B

CONVENTION FOR THE AVOIDANCE OF DOUBLE TAXATION IN FORCE BETWEEN ARGENTINA AND __________________.

DECLARATION

A) Beneficial owner: (recipient of the income) Name (Last name), First Name (where applicable).

B) Full address (Fiscal Domicile)

C) Origin of the Income (Article of the Convention)

D) Statement by the beneficial owner of the income, or in the case of companies, by its legal representative.

The Undersigned declares that the he / she / the Company is a resident of __________ and that he / she / it has no permanent establishment in Argentina; that he / she / it meets all other requirements for the application of the convention, as provided by the convention in force.

He / She / It therefore claims that said income is entitled to the exemptions provided by the present convention.

E) Signature - Date

Signature of the beneficial owner of the income or, in the case of companies, its legal representative.

Date.

F) Certification of the Tax Authority.

The Tax Authority of ____________ hereby confirms that the above recipient of income is a resident of ____________ according to the Convention for the Avoidance of Double Taxation between Argentina and _____________ and that the statements made by the claimant are to the best of the Tax Authority's knowledge, true and correct.

Date _______________________

Stamp of the Tax Authority

Signature of the competent authority.

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

3. Based on my knowledge, the Annual Consolidated Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

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

Date: June 22, 2006

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

3. Based on my knowledge, the Annual Consolidated Financial Statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

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

Date: June 22, 2006

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

Date: June 22, 2006

/s/ Roberto Brandt

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

Date: June 22, 2006

/s/ Eduardo Villegas Contte

Name: Eduardo Villegas Contte

Title: Chief Financial Officer

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By: /s/ Roberto Brandt
Name: Roberto Brandt
Title: Chief Executive Officer

Date: June 22, 2006