Form 20-F
period 2006-12-31
METROGAS INC
filed 2007-06-27
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
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

Part I *

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

A. Selected Consolidated Financial Data *

B. Capitalization and Indebtedness *

C. Reasons for the Offer and Use of Proceeds *

D. Risk Factors *

ITEM 4. INFORMATION ON THE COMPANY *

A. History and Development of the Company *

B. Business Overview *

C. Organization Structure *

D. Property, Plant and Equipment *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

A. Operating Results *

B. Liquidity and Capital Resources *

C. Research and Development, Patents and Licenses *

D. Trend Information *

E. Off-Balance Sheet Arrangements *

F. Tabular Disclosure of Contractual Obligations *

G. Safe Harbor *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

A. Directors and Senior Management *

B. Compensation *

C. Board Practices *

D. Employees *

E. Share Ownership *

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

Part II *

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16 [Reserved] *

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT *

ITEM 16.B. CODE OF ETHICS *

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES *

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES *

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS *

Part III *

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

 INDEX TO FINANCIAL STATEMENTS F-1

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

    the current gas and electricity supply bottleneck affecting Argentina and the impact of emergency laws and regulations enacted or proposed by the Argentine Government;

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

INTRODUCTION AND USE OF CERTAIN TERMS

In this document, any reference to "we," "our," "ours," and "us" means MetroGAS S.A.

In this annual report, references to "US$", "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.", "Pesos" or "$" are to Argentine Pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our annual report were rounded for ease of presentation. Any reference to the "Government" or the "Argentine Government" is to the government of the Republic of Argentina.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2006 and 2005 and for the fiscal years ended December 31, 2006, 2005 and 2004 and the notes thereto, or our "Annual Consolidated Financial Statements", are set forth in Item 18 of our annual report. Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP", except as discussed below as regards to inflation accounting. Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP", which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC". See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, an independent registered public accounting firm, whose report dated June 22, 2007 is included elsewhere herein.

Under Argentine GAAP, our financial statements are to be restated for the effects of inflation as of September 30, 2003. As indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 in compliance with Decree No. 664/2003 and Resolution No. 441 issued on April 8, 2003 by the Argentine Securities Commission, or the Comision Nacional de Valores ("CNV"). Accordingly, our independent auditors issued a qualified report on our Consolidated Financial Statements as of December 31, 2005 and 2004 stating that the application of the CNV Resolution represented a departure from Argentine GAAP. The effect of this departure is no longer material to the consolidated financial statements as of December 31, 2006 and for the year then ended.

Unless otherwise indicated, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina, or "Banco Nacion". In the case of U.S. Dollars, Banco Nacion quotes for such exchange rates were Ps.1.00 per US$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per US$1.00 while the official market rate was Ps.1.40 per US$1.00. On February 8, 2002, the Argentine government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2006, the only exchange market available was the free market and the quotation was Ps.3.062 per US$1.00 and as of June 14, 2007 the exchange rate was Ps. 3.072 per US$1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects".

We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003, and prepare our consolidated financial statements in conformity with Argentine GAAP, except as discussed below as regards to inflation accounting. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. As indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003. Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our consolidated financial statements were periodically restated based on changes in the Argentine general level wholesale price index, or "GLWPI", published by the National Institute of Statistics and Censuses (Instituto Nacional de Estadistica y Censos) or "INDEC". On August 15, 1995, the Argentine Government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272/1995 of the CNV, we discontinued the inflation restatement methodology into Pesos, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 120% in the period from January 1, 2002 through February 28, 2003) and the conditions created by Law No. 25561, Ley de Emergencia Publica y Reforma del Regimen Cambiario, or the "Public Emergency Law", adopted at the beginning of 2002, the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires), or the "CPCECABA", on March 6, 2002, approved a resolution requiring the reinstatement of inflation accounting in financial statements applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine Government issued Decree No. 1269/2002 repealing Decree No. 316/1995 and instructing the CNV, among other things, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency.

Our consolidated financial data for the years ended December 31, 2002, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003.

Adoption by the Comision Nacional de Valores of accounting standards. The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for the fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Certain amounts and ratios contained in our annual report (including percentage amounts) have been rounded up or down for ease of presentation. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of our annual report. Accordingly, numerical figures shown as totals in tables may not be an arithmetic aggregation of the figures that preceded them.

The contents of our web site are not part of our annual report.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	Year Ended December 31,
	2006 (1)	2006	2005	2004	2003	2002
	(in thousands of US$, except ratios and shares)	(in thousands of Pesos, except ratios and shares)
CONSOLIDATED INCOME STATEMENT DATA:
Argentine GAAP
Gross Sales(a)	285,399	873,893	891,992	814,072	651,485	748,012
Net sales(b)	276,005	845,127	863,197	788,256	630,601	719,292
Gross profit(c)	81,094	248,310	192,638	175,249	145,160	173,125
Operating income (loss)	36,663	112,261	83,064	58,899	30,379	(2,896)
Financing and holding results gains (loss) (d)	108,518	332,282	(56,684)	(183,275)	6,668	(685,850)
Income (loss) before income tax	145,518	445,576	29,278	(122,977)	35,661	(687,419)
Net income (loss)	95,543	292,553	28,411	(122,977)	(10,246)	(489,910)
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	0.17	0.51	0.05	(0.22)	(0.02)	(0.86)
Dividends per share	--	--	--	--	--	--
Income (loss) per ADS	1.68	5.14	0.50	(2.16)	(0.18)	(8.61)
Dividends per ADS	--	--	--	--	--	--
U.S. GAAP
Net sales(b)	276,026	845,193	865,707	790,627	632,790	733,489
Gross profit(c)	71,721	219,610	166,353	151,804	126,464	158,602
Operating income	30,627	93,780	42,875	56,477	24,519	12,850
Financing and holding results (loss) gains (d)	(34,450)	(105,486)	(56,040)	(175,785)	7,596	(159,298)
(Loss) income before income tax	(3,002)	(9,192)	(10,267)	(117,909)	30,729	(145,121)
Net income (loss)	35,639	109,128	16,345	(99,027)	38,918	(455,678)
Earnings (loss) per share	0.063	0.192	0.029	(0.174)	0.068	(0.801)
Earnings (loss) per ADS	0.626	1.917	0.287	(1.740)	0.684	(8.006)

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	546,832	1,674,400	1,704,104	1,760,039	1,827,345	1,897,433
Total assets	663,892	2,032,837	2,625,746	2,422,878	2,329,958	2,331,930
Net current assets(e)	(23,700)	(72,569)	(1,202,925)	(1,281,737)	(1,224,315)	(1,321,155)
Total financial debt	238,725	730,977	1,673,107	1,597,836	1,423,930	1,430,775
Short-term financial debt	6,627	20,291	1,673,107	1,597,836	1,423,930	1,430,775
Long-term financial debt	232,099	710,686	--	--	--	--
Total shareholders' equity	317,996	973,705	681,152	652,741	775,718	785,964
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	556,722	1,704,682	2,354,259	2,250,577	2,199,648	2,216,739
U.S. GAAP
Total shareholders' equity	98,643	302,046	192,918	176,573	275,600	236,682

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	15,975	48,915	44,565	31,090	14,184	20,208
Depreciation and amortization	23,476	71,885	90,500	85,992	81,710	83,445
Nominal gross interest(h)	27,024	82,748	110,055	108,164	106,777	123,635
Interest income	4,331	13,261	15,954	8,816	12,187	15,217
Net interest expense(i)	22,693	69,487	94,101	99,348	94,590	108,418
Capitalized interest(j)	-	-	1,536	883	1,222	3,981
EBITDA(k)	60,476	185,179	176,462	146,290	110,702	81,876
Net cash flows provided by operating activities	55,597	170,237	199,345	160,607	165,121	40,561

__________

Notes:

(1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2006, which was Ps.3.062 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	76.4%	36.7%	27.1%	20.9%	14.3%
Solvency ratio (shareholders' equity/total liabilities)	92.0%	35.0%	36.9%	49.9%	50.8%
Fixed assets ratio (fixed assets/total assets)	82.4%	64.9%	72.6%	78.4%	81.4%
Net income margin (net income/sales)	33.5%	3.2%	(15.1%)	(1.6%)	(65.5%)
Total financial debt/total capitalization	42.9%	71.1%	71.0%	64.7%	64.5%

Ratio of:
EBITDA to nominal gross interest	2.2x	1.6x	1.4x	1.0x	0.7x
EBITDA to net interest expense(h)	2.7x	1.9x	1.5x	1.2x	0.8x
EBITDA to net interest expense(h) plus capitalized interest	2.7x	1.8x	1.5x	1.2x	0.7x
Operating cash flow to nominal gross interest	2.1x	1.8x	1.5x	1.5x	0.3x
Short-term debt to operating cash flow	0.1x	8.4x	9.9x	8.6x	35.3x

Selected Operating Data:
Total number of customers	2,060,130	2,022,984	1,986,149	1,957,243	1,943,613
Residential	1,982,192	1,945,890	1,910,304	1,881,200	1,864,911
Other	77,938	77,094	75,845	76,043	78,702
Kilometers of pipeline	16,016	15,938	15,840	15,780	15,774
Total number of employees	1,012	1,001	1,014	987	1,005

	Year Ended December 31,
	2006		2005		2004		2003		2002
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm transportation capacity	24.6	868.7	23.5	829.9	23.4	826.4	22.8	805.2	22.8	805.2
Average daily volume	24.3	857.8	22.5	794.8	23.0	812.4	19.1	672.6	16.4	578.6
Firm (including residential).	12.7	448.6	11.3	399.2	11.5	406.2	11.1	390.2	10.4	368.0
Interruptible	11.6	409.2	11.2	395.6	11.5	406.2	8.0	282.4	6.0	210.6
Load factor(m)	98.7%		95.8%		98.3%		83.5%		71.9%

Volumes Delivered:
Average daily volume	23.4	826.4	21.6	764.0	22.1	781.8	18.2	643.6	15.8	556.9
Firm (including residential)	12.2	430.8	10.8	382.0	11.1	390.9	10.6	373.4	10.0	354.2
Interruptible	11.1	395.6	10.8	382.0	11.1	390.9	7.6	270.2	5.8	202.7

__________

Notes:

(a) Represents gross revenues.

(b) Represents gross revenues less turnover tax.

(c) Under Argentine GAAP, gross profit is defined as sales less operating costs, which exclude administrative, selling and other expenses.

(d) Includes mainly exchange differences from our foreign currency-denominated assets and liabilities, results of exposure to inflation, holding results, interest income from our interest-bearing assets, interest expense from our outstanding debt, gain on debt restructuring and gain on present-valuing long term financial debt.

(e) Current assets minus current liabilities.

(f) Total financial debt plus total shareholders' equity.

(g) Represents additions (excluding materials) and transfers to property, plant and equipment.

(h) Interest on financial operations plus capitalized interest.

(i) Nominal gross interest less interest income.

(j) Interest on long-term construction projects capitalized in fixed assets.

(k) EBITDA means earnings before interest, taxes, depreciation and amortization. However, we calculate EBITDA as earnings before financial and holding results, income taxes, depreciation and amortization. Financing and holding results includes but is not limited to interest expense. Financing and holding results also include interest income, exchange results, holding results, results of debt restructuring, results from the present-valuing of long term financial debt and others. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. Our EBITDA measure has limitations as an analytical tool, however, and you should not consider it in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP or U.S. GAAP. Some of these limitations include:
    it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
    it does not reflect changes in, or cash requirements for, our working capital needs;
    it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
    it does not reflect any cash income taxes or employees' profit sharing we may be required to pay;
    it reflects the effect of non-recurring expenses, as well as investing gains and losses;
    it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
    other companies in our industry may calculate this measure differently than we do which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP or U.S. GAAP. You should compensate for these limitations by relying primarily on our Argentine GAAP results and using our EBITDA measurement supplementally.

	Year Ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2006 (2)	2006	2005	2004	2003	2002
Net cash provided by operating activities	55,597	170,237	199,345	160,607	165,121	40,561
Financing and holding results (not using funds)	24,030	77,388	87,322	104,796	103,663	137,568
Net book value of fixed assets sold	(1,561)	(4,781)	(11,398)	(2,111)	(3,622)	(17,656)
Allowance for doubtful accounts	(707)	(2,165)	11,248	(7,871)	(6,187)	(34,449)
Allowance for inventory obsolescence	(3)	(10)	(441)	(950)	(401)	(220)
Disposal of Fixed Assets	(1,243)	(3,807)	-	-	-	-
Contingencies reserve	(2,596)	(7,950)	(6,018)	-	(1,677)	-
Materials consumed	(673)	(2,062)	(1,820)	(1,631)	(16,456)	(1,384)
Minority interest	(119)	(365)	(81)	-	-	-
Financial cost tax		-	-	-	-	98
Changes in assets and liabilities	(13,490)	(41,306)	(101,695)	(106,550)	(129,739)	(42,642)

EBITDA	60,476	185,179	176,462	146,290	110,702	81,876

__________

Notes:

(l) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

(m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

(2) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2006, which was Ps.3.062 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information".

Exchange Rates Information

The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2006, the Peso/U.S. Dollar exchange rate was Ps.3.062 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per US$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2002	3.9000	1.7000	3.1500	3.3700
2003	3.2100	2.8000	2.9530	2.9350
2004	3.0600	2.8030	2.9434	2.9790
2005	3.0400	2.8590	2.9234	3.0320
2006	3.1070	3.0300	3.0746	3.0620
Month Ended January 31, 2007	3.1070	3.0580	3.0851	3.1070
Month Ended February 28, 2007	3.1060	3.0980	3.1027	3.1000
Month Ended March 31, 2007	3.1060	3.0970	3.1015	3.1000
Month Ended April 30, 2007	3.1010	3.0830	3.0910	3.0900
Month Ended May 31, 2007	3.0850	3.0750	3.0800	3.0770
June 1 through June 14, 2007	3.0770	3.0720	3.0747	3.0720

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

Risk Factors Relating to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for gas in our concession area or a decline in purchasing gas of our customers, which, in turn, could lead to lower collections from our clients. Argentine Government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. During Argentina's recent economic crisis, for example, the Argentine Government took measures to address the crisis, such as the pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt. The economic measures taken by the Argentine Government are aimed at short term objectives. The lack of medium and long term policies in infrastructure negatively affects our business area. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine Government announced that as a result of the restructuring it had approximately US$126.6 billion in total outstanding debt. Of this amount, approximately US$19.5 billion corresponds to defaulted bonds currently owned by creditors who did not participate in the debt restructuring.

Some bond holders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or "ICSID", alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina's past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine Government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country's economy and, consequently, on our business.

We cannot predict if any other restructuring the Argentine Government may propose to creditors that did not participate in the 2005 Argentine restructuring will end in a successful restructuring of their debt, or the consequences that a failure to restructure that debt may have on the Argentine economy.

The Argentine Government's difficulties in obtaining financing can be expected to significantly affect its ability to implement any reforms and maintain economic growth. This may result in a return of recessionary conditions, higher inflation, greater unemployment, and greater social unrest. If this happens, our financial condition and results of operations would likely continue to be materially adversely affected.

The Argentine financial system is gradually recovering; however, further shocks to Argentina's financial sector could affect the financial system and the Argentine economy.

In 2001 and the first half of 2002, a significant amount of deposits were withdrawn from financial institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. As a result of such crisis, the Argentine Government restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows.

In the event of a future economic crisis, a large number of depositors may seek to withdraw all of their deposits from the Argentine banking system and convert their Pesos into U.S. Dollars in the future. If this happens, the Argentine Government may again be required to impose restrictions on the ability of depositors to withdraw their deposits, impose exchange controls and other related measures. If the Argentine Government is not able to provide these measures and if the withdrawals of funds are significant, this could lead to the collapse of the Argentine financial system.

The devaluation of the Peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine Government's economic policies and any future decrease in the value of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso has been subject to large devaluation in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 14, 2007 the exchange rate was Ps. 3.072 per U.S. Dollar. See "— Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine Government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial condition and results of operations. As most of the Argentine Government's financial liabilities are U.S. Dollar-denominated, there has been an increase in Peso terms in the amount of the Argentine Government's total debt as a result of the Peso's devaluation. Peso-denominated tax revenues constitute the majority of the Argentine Government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in U.S. Dollar terms. Therefore, the Argentine Government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

We realize substantially all of our revenues in Argentina in Pesos and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 12.0% of our expenses denominated in foreign currency and of our imported goods (including capital goods) has increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2006, our nominal financial debt in foreign currency was the equivalent of US$266.1 million.

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

If the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress, inflation could result. During 2004, 2005 and 2006 the Argentine consumer price index increased by 6.1%, 12.3% and 9.8% respectively, and the wholesale price index increased by 7.9%, 10.7% and 7.1%, respectively. In the past, inflation materially undermined the Argentine economy and the Argentine Government's ability to create conditions that would maintain economic growth. If the value of the Peso cannot be stabilized by positive expectations for Argentina's economic future as well as by strict fiscal and monetary policies, an increase in inflation rates may be expected.

We derive the principal portion of our revenues from monthly basic charges which are payable in Pesos. Prior to the enactment of the Public Emergency Law, those charges were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per US$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

We are in the process of renegotiating our tariffs with the Argentine Government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us".

The measures designed by the Government to control the proceeds that enter into the country may affect our capacity to accede the international capital markets.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank's prior authorization for the transfer of funds abroad in order to pay dividends. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso.

In addition, by means of the Decree 616/05, the Argentine Government established that the entrance of foreign currency into the local exchange market from foreign loans granted to private sector companies must be formalized and must remain in Argentina at least 356 calendar days from the date the funds enter Argentina.

Also, a deposit over 30% of the total sum of the exchange operation will have to be constituted and deposited in national financial entities. This deposit (i) will be registered, (ii) will be nontransferable, (iii) will not accrue interest, (iv) will have to be formalized in U.S. Dollars, (v) will have a term of 365 calendar days, and (vi) will not be granted as security in relation to other credit operations. The financing of exports and imports and all primary public offerings of securities in regulated markets are excluded from this legal regime.

This Decree can severely limit our capacity to enter the international capital markets and to invest the proceeds obtained in this class of financing, which can adversely affect our financial situation and our operational results.

Changes in labor laws and judicial decisions favorable to labor could adversely affect our results of operations.

An increase in litigation, changes in the labor laws and judicial decisions favorable to labor have significantly increased companies' responsibilities not only to their own employees but also in relation to all out-sourced jobs. Therefore, labor costs can increase as our indemnification responsibilities and costs expand. We have outsourced certain jobs through the hiring of third party contractors. Although we have very strict policies that govern compliance with labor contracts and social security, we cannot guarantee that the contractors' employees will not initiate legal action seeking indemnification from us, especially given some recent decisions issued by the Argentine labor relations board which recognize a shared responsibility under some circumstances between the third party contractors and the company to which they are providing services. If we cannot obtain a favorable decision in such a legal proceeding, just as with normal employee legal conflicts, we could incur increased workforce costs, which would have an adverse effect on our operations.

Government measures to address social unrest may adversely affect the Argentine economy.

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's ongoing economic recovery and stabilization, the social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations. Future government policies to preempt or respond to social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies could adversely and materially affect the economy and our business. The policies adopted by the Argentine Government during Argentina's recent economic crisis, for example, had a severe effect on our results of operations and financial condition and led us to suspend payments on our financial debt.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. Shocks of a similar magnitude to the international markets in the future can be expected to adversely affect the Argentine economy and its financial system.

Risk Factors Relating to Us

We are currently renegotiating our license and tariffs with the Argentine Government. This renegotiation may result in new tariffs that do not cover our costs and may have a material adverse impact on our future financial position. If we are unable to renegotiate tariffs that cover our costs we may have operating losses as a result.

In January 2002, the Executive Power issued Law No. 25561 (Public Emergency Law) by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including MetroGAS' License). We are currently negotiating with the UNIREN, an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

    the effect that new tariffs may have on the economy especially in regards to competitiveness and income distribution,

    the service standards,

    the investments which licensed companies have been authorized to make and have made,

    consumer protection and accessibility of the services,

    the security of the systems, and

    the profitability of the public service companies.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded or whether they will have a positive or adverse effect on us. Moreover, even if the renegotiations are concluded and we reach an acceptable settlement with the Argentine Government, it is possible that such settlement will lead to social unrest or protests by our customers, thereby hindering the implementation of any future agreement.

On January 24, 2003, the Argentine Government issued Emergency Decree No. 120/2003, which established that the Argentine Government may provide an interim tariff increase or adjustment that will be in force until the renegotiation process of public service contracts and licenses established by the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and Resolution No. 2,787/2003 issued by ENARGAS provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers for the increased tariffs. However, the National Ombudsman, the Ombudsman of the Autonomous City of Buenos Aires and a number of advocacy consumer organizations filed their objections to both decrees in numerous courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the tariff increase. As a result of the injunction, on February 27, 2003, we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former, lower tariff levels.

The outcome of our license and tariff renegotiation is uncertain both as to its timing and final form. As of December 31, 2006, only one gas distribution company had reached an agreement with the Argentine Government relating to the renegotiated terms of its license and tariffs. That distribution company received the Executive Power's ratification of the agreement and the stipulated tariff increase became effective on April 1, 2007. On April 26, 2007, two other companies (members of the same economic group) also reached a preliminary agreement to renegotiate their gas distribution licenses with the Argentine Government subject to a complex approval process that is expected to last several months. These companies obtained a 27% increase in their distribution gross margin for all tariff categories except residential customers, starting on July 2007 for one of them, and January 2008 for the other. We have not agreed to similar terms in our negotiations with UNIREN because of existing differences between our situation and that of the other gas distribution companies. Therefore we cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government should our shareholders seek legal action against the government) or that the tariffs that result from the renegotiation will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or devaluation of the Peso.

The energy industry in Argentina has experienced an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to our customers' needs.

Under the Public Emergency Law, gas distribution and transportation tariffs were converted from U.S. Dollars to Pesos at a one-to-one rate and were frozen, and the price charged by producers of natural gas was pesified and frozen, resulting in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of the unfavorable economic environment, produced a large disparity between demand for and supply of natural gas and gas transportation capacity. The above mentioned situation may eventually lead to a gas and electricity supply bottleneck due to the high risk of failures in the actual Argentine energy supply system.

Further, pursuant to Resolution No. 208 issued by the Energy Secretariat, Notes Nos. 2975, 3332 and 3674 issued by ENARGAS and Note No. 671 issued by the Federal Planning Ministry, ENARGAS is permitted to redistribute gas volumes that we have contracted to receive from gas producers under our renegotiated gas agreements to other gas distribution companies. As a consequence of the foregoing, we cannot assure you that we will be able to obtain sufficient natural gas and natural gas transportation capacity to fulfill our customers' demand for natural gas which could have a material adverse effect on our cash flow and results of operations.

Our revenues may be adversely affected by increases in the supply of hydroelectric power.

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal generation cost. Since hydroelectric generation plants generate power at a lower marginal cost than the generation marginal cost of other power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations may displace a material amount of power generated by other types of power plants (including our power plant customers) and cause a corresponding decrease in our sales to those customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

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

In February 2004, the Executive Power issued Decree 180/04, which (i) created a special trust fund for new transportation and distribution infrastructure, (ii) created the Gas Electronic Market to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview". Also in February 2004, the Executive Power issued Decree 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas at the point of entry of the transportation system payable by natural gas distribution companies. The agreement established in this Decree was promulgated by Resolution 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users.

In May 2005 the Energy Secretariat issued Resolution 752/05, which established the so-called "unbundling" regime by setting forth that as of August 1, 2005, (later extended to September 1, 2005 by Resolution 930/05) natural gas distributors would not be allowed to sell natural gas to (i) firm and interruptible large consumers, (ii) General Service "G" consumers, and (iii) those General Service "P" consumers whose average monthly consumption in the last year was greater than 150,000m3. Resolution 752/05 also established that as of January 1, 2006, natural gas distributors would not be allowed to sell natural gas to neither (i) those General Service "P" consumers whose average monthly consumption in the last year was of +9,000m3 or (ii) Compressed Natural Gas supply stations (the January 1, 2006 deadline for these two consumers was later modified by Resolution 2020/05 as analyzed below).

In December 2005, the Energy Secretariat issued Resolution 2020/05, which regulates Resolution 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000m3/month and 150,000m3/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000m3/month and 30,000m3/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000m3/month and 15,000m3/month, not specified up to date, and (iv) for Compressed Natural Gas ("CNG") supply stations, March 1, 2006 (this last deadline was further extended to April 1, 2006 by Resolution 275/06).

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

In February 2006, the Energy Secretariat issued Resolution 275/06 whereby it required the natural gas distributors to act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and to act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006, for no consideration, (ii) filing irrevocable offers before the Gas Electronic Market and (iii) executing the corresponding natural gas purchase agreements. Up to the date of this report, two events of the referred to Mechanism of Allocation were conducted before the Gas Electronic Market.

By Decree 180/04, the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as yet, been subject to regulation but no assurance can be given that this will continue.

Irrespective of the regulatory rules analyzed above, on August 25, 2004, the Executive Power submitted a bill to the Congress that includes a single regulating structure for all public services, including those provided by privatized companies and energy companies. As drafted, the bill provides remarkable powers to the Executive Power to the detriment of the public services companies. Among other provisions, this bill allows the Executive Power to (i) freely revoke the granted concessions by merely alleging "public interest reasons", (ii) oblige the companies to provide uninterrupted services even when basic financial survival conditions are affected, (iii) prevent companies from distributing dividends and (iv) issue regulatory rules beyond the legal framework set forth in the bidding conditions made available to bidders. In addition, the bill states that tariffs will be calculated and expressed in domestic currency and forbids their automatic adjustment based on any index.

In June 2006, this bill ceased to be eligible for a vote unless the constitutional procedure for the passing of laws is undertaken again from the beginning. Reportedly, despite its original goal, the current intention of the Executive Power is to prevent this bill from being passed due to political factors. If passed, however, it is not possible to determine what the outcome may be or the consequences that such a law might have on the tariffs that we charge, including any impact on our capacity to execute our business strategy.

On May 21, 2007, through Decree 517/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-New Regulations".

We have been and continue to be subject to adverse tariff adjustments.

Because we operate in a regulated industry, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the Argentine Government agency created to regulate privatized gas transportation and distribution companies. ENARGAS' interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulates the public gas distribution service in Argentina, tariffs paid for gas distribution are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in distributing gas to our customers. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost, taxes and other charges of gas we purchased, thus preventing us from recovering approximately Ps.32.8 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals with respect to these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could have a material adverse effect on our financial condition and results of operations. See Item 4: "Information on the Company— Business Overview."

The main principles that rule the gas pass-through effect established under our distribution license would remain unchanged, or on the contrary, the inability to pass-through our increased costs to our customers could result in an increased financial gap which could have a negative impact on our financial condition and results of operations.

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

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law unless we receive a capital contribution sufficient to restore our financial condition. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution which would result in our assets exceeding our liabilities. On July 16, 2002, the Argentine Government issued Decree No. 1269/2002, which suspended the enforcement of such provisions of the Argentine Corporations Law until December 10, 2003. This term was extended until December 10, 2004 by Decree No. 1293/2003 and further extended until December 10, 2005, by Decree No. 540/2005. Thus, Article 94 of the Argentine Corporations Law is again in force, and our losses will require the reduction of our capital or our dissolution and liquidation if we do not receive appropriate capital contributions.

Our financial condition and results of operations may be materially and adversely affected if we are unable to obtain sufficient volumes of gas or transportation capacity.

We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2004, 2005 and 2006. However, due to the increase in demand for natural gas and shortages in both supply and transportation capacity, we may be unable to supply all gas demanded by our customers on certain days during the year. In such cases our License requires us to interrupt deliveries to our industrial and CNG customers before interrupting supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS. In such cases, after an administrative proceeding we might be subject to a fine of up to US$500,000 and eventually to a cancellation of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

In addition, we have certain gas supply peaking agreements with our suppliers, which would provide us with additional volumes of gas equal to five to seven days of our requirements in the case of an unseasonably cold winter. Accordingly, to the extent that we experience excess demand during a particular winter and we are unable to supply sufficient gas to our customers, either through the aforementioned contracts or through our standard gas supply contracts, we may incur substantial fines imposed by ENARGAS.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly, our revenues are, significantly higher during the winter months than during the rest of the year. Unseasonably warm weather in our service area during the winter months can cause a significant reduction in the demand for gas, especially among residential customers, our largest single source of revenues and the class of customers the tariff for which provides us with our highest margins. Since the regulatory scheme under which we operate does not allow us to recover the cost of our unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand of our residential customers may be worsened if we are unable to use our excess transportation capacity for other classes of customers or to dispose of our surplus capacity.

Our expenses may be increased by the effects of shortages in gas and transportation supply.

As discussed before, outlined under "Demand for our services is highly sensitive to weather conditions in Argentina" and "Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2007, however, because of possible increases in our expenses attributable to shortages in gas and transportation supply, including:

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

    Power plant fines. Our contracts with our power plant customers permit us to interrupt our supply of gas to them within certain limits. If we exceed these limits we are required to pay fines to our power plant customers, which fines will grow in accordance with increases in the contracted volumes that we do not deliver. An increase in demand from our uninterruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2007 as compared to such payments in 2006.

Our financial condition and results of operations may be adversely affected by our need to purchase additional transportation capacity through "peeking" contracts as well as by the resulting fines from not satisfying our power plant customers' demand.

Our revenues may be materially and adversely affected by prices of competing fuels.

We compete directly with sellers of fuel oil for sales to dual-fuel power plants. Fuel oil prices in Argentina have been volatile but generally above the price of gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants In 2002, 2003 and 2004 the price of fuel oil and other alternate fuels such as gasoline and diesel fuel increased as a result of higher petroleum prices and due to the devaluation of the Peso. In 2002 and 2003, the price of natural gas remained frozen by the government. In 2004, the price of natural gas increased as a result of an agreement to set the price of natural gas at the TSEP through 2006, entered into on April 2, 2004, between the Energy Secretariat and a large number of natural gas producers. However, the price of natural gas continued to be lower when compared to alternate fuels.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' operating efficiency will increase output under the rules of Compañia Administradora del Mercado Mayorista Electrico S.A, ("CAMMESA"), the entity that administers Argentina's wholesale electricity market. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil.

No assurance can be given that future increases in the price of natural gas or decreases in gas-oil, gasoline and diesel fuel prices would not result in energy generated by gas-oil, gasoline or diesel fuel to be cheaper to users and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Compressed Natural Gas Service".

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

Any consumer who wishes to bypass our system completely in order to avoid paying us tariffs must incur various costs and face certain practical limitations that, in some cases, make bypassing our system economically disadvantageous or impractical. For example, users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for users who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

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

We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our users will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "Information of the Company-Business Overview-Regulatory Framework". Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with Transportadora de Gas del Sur S.A. ("TGS") which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with Transportadora de Gas del Norte S.A. ("TGN") contain similar provisions.

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

In addition, you should be aware that in the last expansion of transportation undertaken by the governmental authorities and the Transportation Service Licensing Agency, CAMMESA lobbied forcefully to secure transport capacity for power plants. If CAMMESA is ultimately successful in that effort, this could negatively affect us because it would bypass the service that we currently provide to power plants.

Natural Gas purchasing contracts have expired on December 31, 2006. The National Government and gas purchasing suppliers are currently renegotiating them. The outcome of the renegotiation could adversely affect our operations.

The agreements between us and the natural gas suppliers provided for in Resolution No. 208/04 expired on December 31, 2006, as did the contracts made between our gas marketer subsidiary, MetroENERGIA, and the natural gas suppliers. In December 2006, these agreements were extended until April 30, 2007, and subsequently extended until the end of June 2007 to give time to natural gas suppliers to reply to the National Government on a proposal recently issued.

Through Resolution 599/07, published in the Official Bulletin on June 13, 2007, the Energy Secretariat proposed an agreement to be executed by the natural gas producers before June 22, 2007, covering the supply of natural gas for the domestic market until December 31, 2011 (the "2007-2011 Agreement").

Pursuant to the 2007-2011 Agreement, before June 19, 2007, or before any other date to be defined by the Energy Secretariat, the natural gas producers that execute the 2007-2011 Agreement should offer the natural gas distributors the execution of gas purchase agreements reflecting the term, volume and prices set forth under the 2007-2011 Agreement.

If these new agreements between the National Government and natural gas suppliers are reached, it will require us and MetroENERGIA to adapt our natural gas contracts to the new terms.

We will seek to reach agreements with our suppliers in order to meet our obligations to our customers. MetroENERGIA will do the same. Until any new agreements are finalized, the terms as of December 31, 2006 will continue to be in effect.

We cannot be certain what effect these agreements may have on contracted volumes of natural gas and on our costs and results of operations.

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, which require us to pay for certain minimum volumes of gas even if we do not take such volumes.

As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2006 under those gas purchase contracts require us to pay for an average of 70% to 85% of the gas that we are entitled to purchase under such contracts.

While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2007 or any subsequent years. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts" and Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Take-or-Pay Obligations".

Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

Our License, the specific bidding rules, or the "Pliego", governing the privatization of Gas del Estado S.E., or "Gas del Estado", and the regulations issued pursuant to the law under which we were privatized, Law No. 24076, or the "Gas Act", contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino S.A., or "Gas Argentino", of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine Government, upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License. Furthermore, our bankruptcy would result in the revocation of our License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation". On September 17, 2002, the Argentine Government issued Decree No. 1834/2002 (which shall remain in effect as long as the Public Emergency Law is in effect) which provides that the filing of reorganization proceedings or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

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

TGS filed a declaratory action against the Province of Rio Negro with the Supreme Court . On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

On September 27, 2005, the Supreme Court ruled in the same way in a similar request made by Gas Natural Ban. We also filed a declaratory action against the Province of Neuquen before the National Supreme Court and on December 27, 2005, the National Supreme Court ruled in our favor in the Neuquen case for assigned agreements. The Province of Neuquen requested that the legal fees and costs of the claim were proportionally distributed between each party. MetroGAS rejected such presentation and requested that all costs incurred were fully paid by the Province of Neuquen due to the fact that the claim was unsuccessful. The final resolution is pending.

No assurance can be given as to whether the imposition by the Provinces of Neuquen and Rio Negro of stamp taxes on Gas del Estado's pre-privatization contracts will be upheld or whether we will be indemnified by the Argentine government in respect of pre-privatization stamp taxes. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 8: "Financial Information-Legal Proceedings-Stamp Tax".

We have certain liabilities to the government of the city of Buenos Aires and other municipalities deriving from the occupancy of public space rate and the study, revision and inspection of works in public space rate. We can give no assurance when ENARGAS will allow us to pass through these payments.

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public space, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Space, or "SWA", entered into between public services companies and the Government of the City of Buenos Aires, or "GCBA", it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate". In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of Works in Public Space Rate", or the "Inspection Rate", which had the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2007, the GCBA alleges that we owe approximately Ps.28.7 million (including interests, fines and legal fees) for the fiscal periods February 2000 to December 2003. Once our administrative appeals were exhausted, the GCBA initiated judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps.8.5 million. We filed a response based on incorrect data included in the instrument received. On March 15, 2006, we were notified of the resolution of the Court rejecting our response and ordering the continuation of the executory proceeding. We filed an appeal against that decision. On March 3, 2007, we were notified of the resolution of the Court of Appeals rejecting our appeal. We filed an appeal against such decision that was also rejected by the Justice Superior Tribunal of the City of Buenos Aires on April 20, 2007.

On March 29, 2007, the Judge ordered, per the GCBA's request, an attachment on MetroGAS' accounts in HSBC amounting to Ps. 11.9 million. On April 3, 2007, MetroGAS filed a petition before the judge in order to revoke such injunction; it was rejected on April 25, 2007. In April 30, 2007 MetroGAS signed an agreement with the GCBA attorneys office for the payment of the legal fees incurred, by Ps. 3.1 million, in five consecutive and monthly installments, the first of which was paid in May 4, 2007. In May 7, 2007, MetroGAS and the GCBA informed the judge that they have reached an agreement by which MetroGAS (i) gave in payment the amount of Ps. 11.9 million attached, (ii) requested a payment plan for the remaining Ps. 13.7 million owed for the fiscal period February 2000 - December 2003 and also for the periods January 2004 - December 2006, and (iii) paid Ps. 3.1 million in legal fees.

We notified ENARGAS of the foregoing and requested the authorization to pass through to our customers any amounts we pay as a result thereof. No assurance can be given, however, that we will be permitted to pass through any such amounts.

Moreover, in 1998, GCBA created a Public Space Occupancy Rate, or "Occupancy Rate" applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of March 31, 2007, we owe to the GCBA approximately Ps.45.9 million (including interests, fines and legal fees). Approximately Ps. 14.4 million were already paid as per the facility plans signed with the GCBA.

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

Both Gas Natural Ban and Gas del Litoral S.A. challenged the validity of the Occupancy Rate in different cases. However, the Argentine Supreme Court has ruled that such Occupancy Rates are permitted under Argentine law. Therefore, according to the Gas Regulatory Framework, ENARGAS should approve the pass-through of these Occupancy Rates to customers. Although ENARGAS has in prior years approved the pass-through of the Occupancy Rates, it has not yet done so with respect to these most recent rates being charged by GCBA.

As a result, certain distribution companies have requested that the Energy Secretariat grant the pass-through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In May 2005, in response to a Presentation filed by us, the Ministry of Economy's Legal Affairs Department commented favorably on the pass-through of these costs to customers through the tariffs and filed its comment with ENARGAS for the final decision. In July 2005, we were notified of an executory proceeding initiated by the GCBA to collect the Occupancy Rate owed by us. We also notified ENARGAS of our intention to pay the rate claimed by the GCBA in installments over the next five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us.

In December 2005 we agreed with GCBA to make the payment in monthly installments for over five years.

In March 2006 the first installment was paid and in April and July 2006 we filed a new request with ENARGAS for the approval of the pass-through to tariffs. In November 2006 ENARGAS requested additional information in order to evaluate the impact the approval would have among our customers in the City of Buenos Aires. In December 2006 we provided such information and, in January 2007, we asked ENARGAS if there was any additional information needed to recognize the amounts we paid and approve the pass-through to tariffs.

In addition, three municipalities are claiming the payment of the Occupancy Rate for approximately Ps.9.4 million. We filed a request for the approval of the pass-through to tariffs for two of the municipalities, Esteban Echeverria and Berazategui, both jurisdictions where we are currently paying the Occupancy Rate. In June 2006 we received a letter from Esteban Echeverria municipality granting two alternatives to settle the payment. In December 2006, due to the imminent initiation of judicial actions to enforce payment of the amounts claimed and in order to avoid further consequences to the service we provide, we informed Esteban Echeverria municipality of our intention to pay in four consecutive installments the amount claimed (Ps.5.1 million), for the period between 2001 to 2005. The first payment was made in December 2006 and that last one in March 2007. On February 14, 2007 we received from Almirante Brown municipality the claim for the period between 2004 to 2006, which we rejected on March 1, 2007. On March 12,2007 the municipality partially accepted our rejection and recalculated the amount owed by MetroGAS amounting to Ps. 2.9 million. On April 30, 2007, due to the imminent initiation of judicial actions to enforce payment and in order to avoid further consequences to the service we provide, we signed an agreement with Almirante Brown municipality in order to cancel the amount owed in ten consecutive installments, the first payment was made in April 2007.

We can give no assurance as to when ENARGAS will ultimately allow us to pass through these payments to the GCBA or the municipalities, whether other jurisdictions may claim similar levies or whether we will be permitted to pass through any final amounts paid to our customers.

We may be subject to claims for the payment of turnover taxes to the Province of Buenos Aires.

During 1994, the Province of Buenos Aires agreed with the Argentine government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above. The Province has requested that we pay an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers (approximately Ps. 3.2 million through July 2, 2003). We have declined to make the payment. On December 22, 2005 the Tax Authority of the Province ended the assessment administrative procedure and claimed for the unpaid tax which amounts to approximately Ps.8.8 million (including interests and fines). We appealed in January 2006 before the Province's Tax Court, which is still in an administrative stage. If the decision of the Tax Court is unfavorable we may always appeal before the local courts, triggering the judicial stage.

On February 13, 2007, the Tax Authority of the Province ended the partial assessment administrative procedure for the period between January to September 2004 and claimed of Buenos Aires unpaid taxes amounting to approximately Ps.4.5 million. On March 6, 2007, we made filed our response to the allegations.

These procedures were brought against us, and each of our Directors who was designated as a member of the Board in 2002, 2003 and 2004 because, according to the Province's tax law, each of the directors of a company may be found jointly and severally liable for any unpaid taxes.

As a precedent, the Federal Tax Commission upheld the criteria followed by us with a plenary decision No. 112/2006.

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

According to Argentine corporations law, we can pay dividends in Pesos with any undistributed profit, assuming our accounting is done according to Argentine GAAP. Our capacity to pay dividends to our shareholders is restricted by the agreement we reached in our recent restructuring: We cannot distribute dividends until December 31, 2014, and then only if we have repaid at least US$75,000,000 of our outstanding debt. Therefore, our ability to pay dividends is at any moment limited by our debt rate as defined in our restructuring contract. We cannot guarantee that we can either generate sufficient funds to satisfy the repayment requirement or that our debt rate will allow us to pay dividends at any given time.

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

As of March 31, 2007, Gas Argentino had approximately US$90.9 million, including accrued interest, in financial indebtedness. Gas Argentino has informed us that on December 7, 2005 it agreed with the holders of all of its financial indebtedness to discharge all obligations related to such financial indebtedness in exchange for the issuance to such holders of a thirty per cent (30%) interest in the common stock of Gas Argentino and the transfer to such holders of all of our Class B Shares owned by Gas Argentino, subject to, among other things (i) approval by ENARGAS and (ii) consultation with, and, if required, approval by, the Argentine Anti-trust Authority ("Comision Nacional de Defensa de la Competencia"). As of the date of the issuance of this document, both approvals are pending, and Gas Argentino cannot assure us that such approvals will be obtained. In addition, the shareholders of Gas Argentino will be required to sign a new shareholders agreement with the new holders of its common stock on terms that are substantially different from the terms of the existing shareholders agreement between Gas Argentino's shareholders, and which will require the consent of such new holders to a number of actions that Gas Argentino or we may propose to take. See "Certain Agreements-Gas Argentino Shareholders Agreement".

    INFORMATION ON THE COMPANY
      History and Development of the Company

      General

      We were formed in November 24, 1992, as a sociedad anonima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

      Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, and our telephone number is (54-11) 4309-1434. As of December 31, 2006, we employed approximately 1,012 people and we have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States with respect to matters relating to our ADR's listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

      As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We made capital expenditures amounting approximately to Ps.524.9 million from 1993 through 2001. Due to the financial crisis in Argentina and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of our gas distribution network. During 2006, 2005 and 2004, our capital expenditures amounted to approximately Ps.48.9, Ps.44.6 million and Ps.31.1 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us.

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

      The Pliego required that each bid be composed of a specific U.S. Dollar amount payable partially in cash and partially in Argentine public, foreign and domestic debt instruments plus a fixed amount of US$62 million to be paid in cash on December 28, 1992, or the "Takeover Date", representing certain liabilities of Gas del Estado to the Argentine government. After various rounds of bidding, a consortium, or the "Consortium", composed of British Gas plc, Perez Companc S.A., or "Perez Companc", Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad", was successful with a bid of US$300 million plus the mandatory amount of US$62 million. As a result, the bidding price for the 70% majority interest in us amounted to US$362 million.

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

      The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately US$110 million, consisting of obligations of US$60 million due to the Argentine government and US$50 million due to YPF. We also executed three short-term notes in the aggregate amount of approximately US$26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the US$60 million debt to the Argentine government, the US$50 million debt to YPF and the three short-term notes totaling approximately US$26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of US$23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

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

      On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd., currently known as Argentina Private Development Co., Ltd., or "APDC". On November 12, 1993, British Gas plc transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V., or "BGNH", a wholly owned subsidiary of British Gas plc, or "BG Group." On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra and APDC, pro rata on the basis of their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V., or "BGI", an entity ultimately controlled by BG Group. Astra merged with YPF effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. During fiscal year 2005, Gas Argentino shares were transferred as follows: (i) on October 31, 2005, YPF S.A. notified us of the transfer of all its shares in Gas Argentino to YPF Inversorsa Energetica S.A.; and (ii) on November 30, 2005, British Gas Internation B.V. notified us of the transfer of all its shares in Gas Argentino to BG Inversiones Argentinas S.A. On the date of this annual report, BG Group indirectly owns 54.67% of Gas Argentino and YPF directly owns 45.33% of Gas Argentino.

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

      The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us, and Gas Natural BAN S.A., or "BAN". We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 24.5% of total deliveries of all gas distribution companies in 2006, and we serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.2% of the total deliveries of all gas distribution companies in 2006, serving the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 13.6% of the total deliveries of all gas distribution companies in 2006, serving the market area generally covering southern Argentina. BAN is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 10.9% of total deliveries of all gas distribution companies in 2006, serving an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (which covers the northwest of the Province of Buenos Aires) and Gasnea S.A. (which serves the northeastern Argentina).

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

      Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets and a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead price of gas in Argentina for an interim period of between one and two years from June 1992 with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at US$0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, price of gas were deregulated as of January 1, 1994. Since the price liberalization, the average price of paid gas by us has increased. Prices can vary depending on diverse factors such as the production basin and the different seasons.

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

      Argentina has a well-developed natural gas market, where natural gas constitutes approximately 48% of total primary energy consumed. Natural gas consumption in Argentina has increased approximately more than three times its consumption in 1980, from approximately 9.3 BCM (328 BCF) in 1980 to 29.9 BCM (1,056 BCF) in 2006. Such increases reflect energy substitution by end users, low prices relative to those for competing energy sources and an increase in gas pipeline capacity. Also, natural gas has experienced a significant increase in energy market share in recent years. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in winter. Despite the relatively high market share of natural gas compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

      The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:

      Consumption of Natural Gas
	1990	1995(b)	2000(b)	2002(b)	2003(b)	2004(b)	2005(b)	2006(b)
Residential
MMCM	4,346	5,756	6,967	6,656	6,862	6,910	7,432	7,398
BCF	153	203	246	235	242	244	262	261
Commercial
MMCM	521	948	1,053	987	1,021	1,119	1,109	1,102
BCF	18	33	37	35	36	40	39	39
Industrial
MMCM	6,114	7,658	8,055	7,684	8,337	8,771	9,169	9,741
BCF	216	270	284	271	294	310	324	344
Electric power plants
MMCM	5,319	5,549	7,141	4,827	5,910	7,199	7,213	7,779
BCF	188	196	252	170	209	254	255	275
Government entities
MMCM	1,054	224	340	353	389	369	403	370
BCF	37	8	12	12	14	13	14	13
CNG(a)
MMCM	218	1,007	1,677	2,040	2,640	3,044	3,167	3,043
BCF	8	36	59	72	93	108	112	107
Others
MMCM	207	241	293	328	367	405	454	482
BCF	7	9	10	12	13	14	16	17
Total
MMCM	17,779	21,382	25,526	22,876	25,527	27,817	28,947	29,915
BCF	627	755	901	808	901	982	1,022	1,056

      __________

      Notes:

      (a) Primarily used for automobiles.

      (b) Estimated total consumption for 1995, 2000, 2002, 2003, 2004, 2005 and 2006 is somewhat larger than consumption for such years shown in the table since it includes uses not listed in the table, including deliveries of gas made by transportation companies, gas delivered to replace calorific value of gas utilized for processing at the General Cerri plant and in-kind allowances.

      Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data for 1995, 2000, 2002, 2003, 2004, 2005 and 2006 were compiled from information provided by CAMMESA and ENARGAS.

      Gas Supplies

      Argentina had proven natural gas reserves estimated at 438,951 MMCM (15,501 BCF) in 2005 with an estimated reserve life of 8 years. In 2004, Argentina's proven natural gas reserves were estimated at 553,427 MMCM (19,544 BCF), with an estimated reserve life of 11 years. Most of such reserves have been discovered as a consequence of oil exploration activities. Total domestic natural gas production was 51,830 MMCM (1,830 BCF) during 2006, 51,454 MMCM (1,817 BCF) during 2005 and 52,310 MMCM (1,847 BCF) during 2004. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral and Golfo San Jorge in the south of Argentina (which include onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen and Austral, which together contain approximately 91.8% of Argentina's proven natural gas reserves and accounted for approximately 90.7% of its production of natural gas during 2006. In certain basins, the availability of natural gas is limited by production, transportation and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts". TGS transports natural gas from the Neuquen basin, the Austral basin and the Golfo San Jorge basin. Natural gas transported by TGN is extracted from the Neuquen basin, the Noroeste basin and natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2006, approximately 59% was originated in the Neuquen basin, and the remaining 41% was originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data is estimated as of December 31, 2005 and production data is estimated as of December 31, 2006. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

      Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	204,683	7,228	29,736	1,050	7
Noroeste	Salta, Jujuy, Formosa (northwest)	74,740	2,629	7,048	249	11
Austral	Tierra del Fuego, Santa Cruz (south)	123,711	4,369	10,215	361	12
Golfo San Jorge	Chubut, Santa Cruz (south)	35,503	1,254	4,769	168	7
Other Areas		314	11	62	2	5
Total		438,951	15,501	51,830	1,830	8

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

      (b) In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets, may not accurately reflect future levels.

      Source: Argentine Energy Secretariat 2006 and 2005 annual report.

      Total Domestic Production. Total Argentine natural gas production during 2006 was 51,830 MMCC (1,830 BCF), an increase of 0.7% over 2005. At December 31, 2005, total Argentine natural gas proven reserves were 438,951 MMCM (15,501 BCF).

      Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2005, the Neuquen basin accounted for approximately 46.6% of Argentina's proven natural gas reserves. In 2006, the Neuquen basin produced an aggregate average of 81.5 MMCM (2.9 BCF) of natural gas per day, or 57.4% of total Argentine natural gas production.

      Noroeste Basin. At December 31, 2006, the Noroeste basin, located in northwestern Argentina, produced an average of 19.3 MMCM (0.7 BCF) of natural gas per day, or 13.6% of total Argentine natural gas production, and at December 31, 2005, accounted for approximately 17.0% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2006, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 41.1 MMCM (1.4 BCF) of natural gas per day, or 28.9% of total Argentine natural gas production. In the Austral basin, which at December 31, 2005 accounted for approximately 36.3% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Business Overview

General

We are the largest natural gas distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 24.5% of total deliveries of all gas distribution companies in Argentina during 2006 according to ENARGAS' 2006 annual report. We had over 2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires), a densely populated area with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado, and we commenced commercial operations in December 1992. We are one of the largest publicly traded natural gas distribution companies in North and South America in terms of customers served.

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2006, sales of natural gas to residential customers accounted for approximately 42.7% of our total sales. The remainder of our sales of natural gas and of transportation and distribution services were to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results".

Our distribution system consists of approximately 16,016 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased by us is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine government granted us a 35-year License, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine government, which has broad regulatory authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI, and in certain other circumstances, and the Gas Act and our License provide that such tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of investments made by them as well as a reasonable return on those investments. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps.1 per US$1 and superseded and suspended a number of these provisions. See "-Regulatory Framework".

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

Since we commenced our operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. On December 31, 2006, we had 1,012 employees compared with 2,021 employees on December 31, 1992. In addition, we achieved operating efficiencies by renegotiating service contracts with independent suppliers and contracting for certain services previously performed by us.

MetroENERGIA's creation

In February 2004, the Executive Power issued Decree 180/04 authorizing the natural gas distributors to have a controlling stake in natural gas marketers. See Item 3: "Key Information - Risk Factors - Risk Factors related to Our Business - We operate in a regulated industry. Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance."

Consequently, within the framework of the provisions of Section 28 of the Executive Power issued Decree 180/04 and in response to Resolution No. 752/05 and the following modifying resolutions, we created MetroENERGIA S.A with the goal of indirectly servicing large users of gas and gas transporters that were prohibited by law to service directly. In July 2005, ENARGAS gave us the approval to operate MetroENERGIA as a natural gas trading company and natural gas transportation service company. We currently own 95% of the capital in MetroENERGIA, and BG Argentina S.A., "BG Argentina", along with YPF Inversora Energetica S.A., "YPF Inversora", are the holders of the remaining 2.73% and 2.27%, respectively.

Our goal is to purchase and/or sell, on its own, on behalf of third parties, or in association with third parties, natural gas and/or its transportation.

One of the main objectives of MetroENERGIA was to attract those industrial and commercial customers who, until September 1, 2005, January 1, 2006, and March 1 2006, purchased natural gas together with transportation and distribution from MetroGAS, and who, as a result of Resolution 752/05, must do so from a different supplier.

During 2005, MetroENERGIA signed natural gas supply agreements with different producers to supply users that must purchase gas from third party providers. Our gas purchase contracts have been reduced in accordance to Resolution No. 752/05, which gave our main clients the right to ask distribution companies to give their natural gas volumes to third parties that had been hired by producers with the goal of meeting the natural gas demand of such clients. Likewise, MetroENERGIA has signed natural gas supply contracts with power plants, large customers, General Service "G" users and General Service "P" users with consumption in our distribution area following the different dates that such clients could purchase natural gas from providers different than the licensee distribution service companies.

Additionally, MetroENERGIA had signed invoicing and collection agreements, effective until April 30, 2007, with some gas producers for selling natural gas to CNG stations in the scope of the Mechanism of Natural Gas Allocation under Resolutions No. 752/05, No. 2020/05 and No. 275/06.

On April 30, 2007, gas purchase and supply contracts expired, and as of the date of the issuance of this annual report, these contracts have been extended until June 30, 2007, under the same conditions in place as of December 2006. Future Natural gas prices and availability will depend on prices to be agreed upon during the renegotiation between the Argentine Government and gas producers.

Through Resolution 599/07, published in the Official Bulletin on June 13, 2007, the Energy Secretariat proposed an agreement to be executed by the natural gas producers before June 22, 2007, covering the supply of natural gas for the domestic market until December 31, 2011 (the "2007-2011 Agreement").

Pursuant to the 2007-2011 Agreement, before June 19, 2007, or before any other date to be defined by the Energy Secretariat, the natural gas producers that execute the 2007-2011 Agreement should offer the natural gas distributors the execution of gas purchase agreements reflecting the term, volume and prices set forth under the 2007-2011 Agreement.

Revenues

Our consolidated sales during the year ended December 31, 2006 decreased by 2.0%, amounting to Ps.873.9 million compared to Ps.892.0 million in the previous year.

As a consequence of "gas unbundling" that started on September 1, 2005, MetroGAS' gas sales decreased by approximately 32.7% during 2006 as compared to 2005, and volumes of gas delivered decreased by 43.5%. The creation of MetroENERGIA made it possible to retain approximately 96% of industrial users that would have been lost as a result of the "unbundling" and 88% of CNG users that would have been lost as a result of the "unbundling", increasing MetroENERGÍA's sales from Ps.22.8 million during fiscal year 2005 to Ps.139.2 million during fiscal year 2006.

It is important to point out that 33% of MetroENERGÍA's operations were carried out by trading gas on its own behalf and 67% by trading gas on behalf of third parties receiving a fee which is included under the line headed "Sales" of the Income Statement. It is mainly for this reason that the increase in MetroENERGÍA's gas sales and volumes of gas delivered do not equal the reduction in MetroGAS' gas sales and volumes of gas sales.

The following table sets forth certain information regarding our services to our customers during 2006:
	Information Regarding Services to Customers in 2006
	Volume	Volume	Percentage	Sales	Percentage	Number of
			Of	(in millions	of
Category of Customer	(MMCM)	(MMCF)	Volume (a)	of Pesos)	Sales	Customers (b)
MetroGAS
Gas Sales
Residential	1,730.8	61,122.3	20.3	373.2	42.7	1,982,192
Electric power plants	--	--	--	--	--	--
Industrial, commercial and governmental	473.1	16,707.3	5.6	79.3	9.1	77,092
Compressed natural gas	158.3	5,590.3	1.9	36.4	4.2	--
Transportation and Distribution Services
Electric power plants	4,068.2	143,666.4	47.7	82.9	9.5	6
Industrial, commercial and governmental	957.4	33,810.1	11.2	62.2	7.1	505
Compressed natural gas	516.4	18,236.4	6.1	32.5	3.7	329
Processed natural gas	212.7	7,511.4	2.5	38.8	4.4	1
Other Gas Sales and Transportation and Distribution Services	406.5	14,355.3	4.7	29.4	3.3	5
Subtotal MetroGAS	8,523.4	300,999.5	100.0	734.7	84.0	2,060,130
MetroENERGÍA
Sales on own behalf	736.4	26,005.6	100.0	130.8	15.0	402
Selling commission	--	--	--	8.4	1.0	--
Subtotal MetroENERGÌA	736.4	26,005.6	100.0	139.2	16.0	402

Total	--	--	--	873.9	100.0	2.060.532

__________

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 2.0 million residential customers within our service area, approximately 65% of whom are located in the city of Buenos Aires. In 2005, sales to residential customers accounted for approximately 22.7% of the volume of natural gas we delivered to our customers and approximately 42.4% of our sales, while during 2006 sales to residential customers accounted for 20.3% and 42.7% of the volume of natural gas we delivered to our customers and our sales, respectively. Our volume of sales to residential customers decreased from approximately 1.8 BCM (64 BCF) in 2005 to approximately 1.7 BCM (60 BCF) during 2006. We added 36.302 and 35,586 net new residential customers in 2006 and 2005, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our License, we are generally required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

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

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003 received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who used above 95 percent of the gas they consumed during the same invoiced period in 2003 paid a surcharge on the gas they consumed over the 95% level.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users who consume less than 90 or 95 percent, depending on the type of user, of the amount of gas they consumed during an equivalent period in 2003, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels, while users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. The program will be effective from April 15 until September 30 each year, and this period could be modified by the Energy Secretariat as the program evolves.

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

The above-mentioned tariff charts contain the values of the price of gas at wellhead which are the results of the agreement for the implementation of the schedule for the normalization of the price of gas at points of entry into the transportation system, signed by the Energy Secretariat and natural gas producers.

Power Plants

During the year ended December 31, 2006, MetroGAS did not carry out sales of gas to power plants as a consequence of the "unbundling" mentioned above. However, sales of transportation and distribution services to power plants increased by 34.2% during the year ended December 31, 2006, as compared to the previous year, mainly due to the increase in volumes delivered by 40.7%.

Our contracts with electric power plants usually contain provisions, known as ship-or-pay provisions, pursuant to which the power plant is required to pay for reserved transportation capacity whether or not used. The ship-or-pay provisions guarantee us a minimum income.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason, and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has increased as a result of such installation of combined cycle technology. The following combined cycle plants located in our service area have been our customers since the following dates: Central Termica Buenos Aires-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001 we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside of our service area.

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

Due to the new regulatory system approved by the government, we have not been allowed to make gas sales to power plants since September 2005, so natural gas is provided by MetroENERGIA S.A. (Costanera and CBA power plant).

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. Accordingly, above average rain or snowfall which permits relatively greater dispatch of hydroelectric generating stations will tend to decrease the dispatch of our power plant customers and their consumption of gas, resulting in our delivering less gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers which in turn will benefit us. The consumption of electricity in Argentina increased dramatically during 2004, 2005 and 2006. The partial stabilization of the Argentine economy increased electricity consumption by 8.5% in 2004 compared to 2003, 5.9% in 2005 compared to 2004 and 5.9% in 2006 compared to 2005.

According to CAMMESA, of Argentina's total electricity consumption during 2006, approximately 51% was generated by thermal power plants, approximately 41% was generated by hydroelectric power plants, approximately 7% was generated by nuclear power plants and approximately 1% was imported.

Industrial and Commercial Users and Government Entities

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 38.9% during the year ended December 31, 2006, compared to the previous year mainly due to the decrease by 40.8% in delivered volumes to this customer category as a consequence of the "unbundling", partially offset by the increase in the gas price included in the tariff, approved by ENARGAS in March 2006, with retroactive effect to July 1, 2005. However, sales of transportation and distribution services to this customer category increased by 84.2% during the year ended December 31, 2006, compared to the previous year, mainly due to the increase in volumes delivered by 61.1%. Our customers include major industries such as glass, food, chemical and paper producers. Some of them use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas to support such processes.

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

Smaller industrial users that consume a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service ("SGG"). The tariff for such service consists of a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Customers with a minimum consumption of 3 MMCM/year (106 MMCF/year) and whose operating processes are interruptible or can replace natural gas with other sources of energy have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions are generally due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See "-Bypass Rights and Competition".

In May 2005, the Energy Secretariat enacted Resolution No. 752/05, modified by Resolutions 2020/05 and 275/06, to regulate the Executive Power Decree No. 181. See Item 3: "Key Information - Risk Factors - Risk Factors related to Our Business - We operate in a regulated industry - Changes in the regulatory framework applicable to us may have a material adverse effect on our financial performance". Among other things, the resolutions established the dates of September 1, 2005, January 1, 2006 and March 1, 2006, as the dates after which distribution companies, including ours, would be forbidden to sell natural gas to specified industrial, commercial and large-user clients. As a result, it was possible for MetroENERGIA to capture power plants, large customers, General Service "G" users and General Service "P" users with consumption in our distribution area and maintain a market share in terms of our sales among these categories of clients until December 2006. Several meetings and discussions with clients took place with the goal of extending our sales to May 31, 2007, conditioned upon certain discussions between natural gas producers and government.

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

As in the case of residential customers, Decree No. 181/2004 established the division of minor commercial and industrial users into three categories, SGP 1, SGP 2 and SGP 3, according to their consumption levels. The same tariffs will be applicable to transportation and distribution services of the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users' consumption. We do not supply natural gas to SGP 3 clients with annual consumption over 0.18 MMCM/year (6MMCF/year) as they purchase it directly from third parties.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period of 2003 received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consume over the 95% level.

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

Compressed Natural Gas Service

MetroGAS's sales of CNG decreased by 68.9% during the year ended December 31, 2006, as compared to the previous year. This decrease was mainly due to the decrease, since April 2006, by 77.8% in delivered volumes of gas to this customer category as a consequence of the "unbundling", which was partially offset by the increase in the gas price included in the tariff, which was approved by ENARGAS in March 2006 with retroactive effect to July 1, 2005. Also as a consequence of the "unbundling", since April 2006 MetroGAS has provided only transportation and distribution services to this customer category. Approximately 334 service stations provide CNG service in our service area.

Since 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree 180/2004. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge.

In February 2006 the Energy Secretariat amended Resolution No. 2020/05 with Resolution No. 275/06, thus establishing the date of April 1, 2006, for CNG filling stations to buy natural gas from suppliers other than Gas Distribution Companies. Also, Gas Distribution Companies are bound to represent CNG filling stations for submission of natural gas applications before EGM.

During the year, three auctions for providing natural gas to CNG refuelling station were done. The total amount of natural gas assigned to CNG stations was 2,670 Mm3/day an increase of 1% respect to the volumes contracted as of December 2005 (2,662 Mm3/day). Auctions for purchasing of natural gas by CNG filling stations within EGM occurred in March, May and September of 2006 and are effective up to April 2007.

MetroENERGIA has made arrangements with main natural gas producers for trading of natural gas by their own order and account to be delivered to CNG filling stations allocated as a result of said auctions. The volume managed through MetroENERGIA in 2006 is in the order of 327.942 Mm3.

New auction is going to be held in May 2007 and is going to provide natural gas for a one year period.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold for our account liquids extracted from gas we delivered to TGS' processing plant at Bahia Blanca, Province of Buenos Aires. During 2001 some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001 we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we have delivered in prior years, resulting in TGS extracting lower volumes of liquids from such gas than it had in the past. We have negotiated with TGS a reduction in its fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ended December 31, 2006 increased by 93.5% compared to the previous year, mainly due to an increase in volumes delivered.

MetroENERGÍA sales

Besides, as MetroENERGÍA's results up to December 31, 2005 correspond to its first irregular fiscal year consisting of six months and 15 days, there is a difference when compared to results from the present fiscal year.

MetroENERGÍA's sales with gas increased from Ps. 21.5 million during the year ended on December 31, 2005 to Ps. 130.8 million during 2006, mainly as a consequence of an increase in delivered volumes by virtue of new natural gas supply agreements that MetroENERGÍA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers, according to the different dates that these customers had to acquire natural gas from suppliers different from the gas distribution service licensees .Gas volume delivered by MetroENERGÌA corresponding to sales on their own behalf, increased to 736.4 MMm3 (million of cubic meters) during year ended on December 31, 2006 while in 2005 it delivered 369.1 MMm3.

Selling commission, corresponding to sales operations on behalf of third parties carried out by MetroENERGÌA, increased from Ps. 1,335 thousand during year ended on December 31, 2005 to Ps. 8,381 thousand during 2006 as a consequence of new natural gas supply agreements that MetroENERGÍA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers and CNG stations, according to the different dates that such customers had to acquire natural gas from suppliers different from the gas distribution service licensees .

Throughput Experience

Since gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized but are prohibited from passing through to their tariffs the cost of unused firm transportation capacity for which they have contracted, we strive to achieve the highest possible load factor, that is, to use the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2002, 2003, 2004, 2005 and 2006, our load factors were 71.9%, 83.5%, 98.3%, 95.8% and 98.7%, respectively.

As of December 2006, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted up to Bahia Blanca, which is used to recover the heat after the generation of subproducts, was 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

As a result of the gas and electricity supply bottleneck that the country faced since 2002, during 2004, 2005 and 2006, the production of gas was insufficient to meet local demand. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributor to use, for their clients, gas that was originally destined for exports and electric generation. Such resources were utilized by all distributors, with the exception of us, which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we have been implementing, of buying gas for the long-term, spot prices, and long-term for transportation, has allowed us to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007 the Argentine energy system entered into a state of emergency that continues today as a result of low temperatures throughout Argentina, decline in hydroelectric power, reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. As a consequence of these shortages, we had to suspend service to CNG and industrial consumers within our service area for a couple of days in order to meet our residential customers' demand.

As of March 31, 2007, 2006 and 2005, we had an aggregate firm transportation capacity for distribution and liquids processing of 24.6 MMCM (867.9) 23.5 MMCM (830 MMCF)and 23.4 MMCM (826.4 MMCF) per day , respectively. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993 when we struggled to meet non-interruptible residential demand, a legal obligation under our License which, if not fulfilled, could result in the imposition of significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation". Since we have no gas storage facilities available to us, we made a strategic decision to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.47.2 million at December 31, 2006, Ps.48.3 million at December 31, 2005 and Ps.91.1 million at December 31, 2004. As of December 31, 2006, we had a reserve of Ps.24.5 million against past due receivables.

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

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 2 million customers within our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times normal barometric pressure, or "Bar", 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado have generally been found to be accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system to be in relatively good condition and adequate for performance of its intended functions.

All of our high and intermediate-pressure systems are of welded steel construction, approximately 80% of which is under 40 years old. Approximately 50% of the medium-pressure system is constructed of welded steel and approximately 50% is constructed of polyethylene. Approximately 85% of the steel medium-pressure system is less than 25 years old and over 90% of the entire medium-pressure system is less than 30 years old. The age of these systems is relatively new by industry standards. The low-pressure system is almost completely made of cast iron, over half of which is less than 50 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16,016 km. This increase has primarily been as a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 340 pressure reduction stations. There are no material capacity constraints within the distribution system with regard to serving the present customer base.

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

Metering System

Our metering system consists of approximately 2.0 million meters. New metering systems with temperature and pressure correctors were introduced for large customers to enable remote monitoring and control of distribution, including the ability to monitor the interruption of supplies to users with interruptible supply contracts during the periods of peak winter demand.

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

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2006, we handled all gas leaks reported by the public which were classified as high priority within the first two hours of their being reported and handled 97.0% of them within an hour of their being reported, compared to 97.7% in 2005.

We have conducted and will continue conducting a substantial amount of multifunctional training in safety and operations with a view to having a team that will improve customer service at a lower cost. We focus maintenance training on preventive, rather than corrective, activities intended to minimize risks.

Preventive maintenance activities seek to minimize the risk of system failure and are responsible for the system's scheduled and unscheduled maintenance activities. Investment in preventive maintenance allows us to reduce the number of leaks leading to reported emergencies. We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 64 key district governors which enable us to adjust pressure settings more rapidly.

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

Deregulation of Price of Gas

The price of natural gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased from the previously regulated price of US$0.97 (Ps. 0.97) per MMBTU to a weighted average of US$0.59 (Ps. 1.83) per MMBTU at December 2005.

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of price of gas which we pass on to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License". In considering a request that the prices we paid for gas be included in our tariffs, our License provides that ENARGAS may review whether the price increases were prudently incurred. In August 1994, the Argentine government enacted Decree No. 1411/1994 which empowers ENARGAS to limit the pass-through of price of gas to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field in the event it should find that the contracts under which we purchased gas were not the product of a transparent, open and competitive process.

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

The 2004 Agreement set the price of natural gas at the TSEP through 2006. The Federal Planning Ministry confirmed the validity of the 2004 Agreement through Resolution No. 208. The 2004 Agreement established a 45-day term, beginning on April 23, 2004, during which outstanding gas purchase agreements among producers and gas distribution companies were to be renegotiated (principally in respect of volumes and take-or-pay obligations). Gas purchase contracts renegotiated pursuant to such resolution due in December 2006. See "-Regulatory Framework-New Regulations-Decree No. 181". As of April 2005, we renegotiated all of these contracts as set out below. In addition, under the terms of the 2004 Agreement gas producers have waived their claims under either the Existing Contracts provided the government abides by the terms of the 2004 Agreement.

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

As a consequence of the unbundling, MetroGAS has reduced daily aggregate amount of natural gas purchases under long-term contracts. As of the date of the issuance of this report, long-term gas purchase contracts that have expired as of April 30, 2007, were extended under the latest agreed conditions until June 30, 2007. Future Natural gas prices and availability will depend on prices to be agreed upon during the renegotiation between the Argentine Government and gas producers.

Through Resolution 599/07, published in the Official Bulletin on June 13, 2007, the Energy Secretariat proposed an agreement to be executed by the natural gas producers before June 22, 2007, covering the supply of natural gas for the domestic market until December 31, 2011 (the "2007-2011 Agreement").

Pursuant to the 2007-2011 Agreement, before June 19, 2007, or before any other date to be defined by the Energy Secretariat, the natural gas producers that execute the 2007-2011 Agreement should offer the natural gas distributors the execution of gas purchase agreements reflecting the term, volume and prices set forth under the 2007-2011 Agreement.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of December 31, 2006, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations
	2006		2007		2008		2009		2010
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.-April)	6.9	244	3.4	121	0.9	33	0.5	18	0.4	13
Winter (May-Sept.) (a)	12.0	424	0.9	33	0.9	33	0.4	13	0.4	13
Daily Take-or-Pay Contract Volumes
Summer (Oct.- April)	4.8	170	2.4	84	0.8	28	0.5	18	0.3	12
Winter (May-Sept.) (a)	10.2	360	0.8	30	0.9	33	0.3	12	0.3	12

__________

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

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003 we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement we renegotiated our gas supply contracts. See "-Current Gas Purchase Contracts". Our take-or-pay commitments through 2007 under those gas purchase contracts require us to pay an average of 69% to 85% of the cost of gas that we are entitled to purchase under such contracts.

Limitations on Short-Term Gas Purchase Contracts

Executive Decree No. 2731/1993 established a system whereby all gas purchases and sales made under contracts having a duration of more than six months are deemed to be made in the long-term natural gas market and all other gas purchases and sales are deemed to be made in the short-term natural gas market. This decree requires that sellers and buyers of natural gas register in a special registry and establishes several reporting obligations regarding volumes, prices, shipping and delivery points and the absence of clauses that restrict or distort competition. All information furnished pursuant to these requirements is to be treated by the Energy Secretariat as confidential. Pursuant to these regulations, distribution companies (including us) are allowed to purchase no more than 20% of their gas supplies in the short-term natural gas market. The ceiling on purchases in the short-term natural gas market may be waived by the Energy Secretariat in the event of force majeure and may be increased to 40% upon development of increased competitiveness in the short-term natural gas market.

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. During 2006, we did not make any gas purchases in the spot market.

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

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used but the cost of unused transportation capacity may not be passed through to customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance", which means the gas consumed as compressor fuel or lost in transportation. From 1993 through 2006, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, will normally interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006. See Item 4: "-Final Transportation Balance".

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

Overall Transportation Rights

As of December 31, 2006, we had contracted for aggregate firm transportation capacity of 24.6 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity, and we have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby permitting higher overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of December 31, 2006, we had available firm transportation capacity with TGS of 22 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004 but due to the increase in demand, we have not exercised this right. See "-Business Overview-Revenues-Processed Natural Gas Service".

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

TGN Transportation Rights

On September 9, 1993, we entered into a contract with TGN, or the "TGN Contract" for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expired on May 31, 2006, and was renewed until May 2008.

On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and the other for 0.10 MMCM (4 MMCF). Both contracts expired in May 2006, and both were renewed until May 2008.

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

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 22 MMCM (779 MMCF) per day from May through September 2006, we contracted for aggregate firm transportation capacity of 24.6 MMCM (830 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2005. During the 2006 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 98.7, 95.8 and 98.3% for 2006, 2005 and 2004, respectively.

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

The original Technical Assistance Agreement provided for the payment to BG Group of an annual technical assistance fee net of any Argentine value added tax or local gross turnover tax equal to the greater of (i) US$3.0 million and (ii) 7% of the amount obtained after subtracting US$3.0 million from pre-tax net income before interest expense, financial income (expenses) and holding gains (losses) and income taxes. The parties renewed the Technical Assistance Agreement on December 28, 2000. While the terms and conditions of the original Technical Assistance Agreement were generally maintained, it was amended to provide that (a) the annual fixed fee will be payable in advance and in 12 installments instead of in three installments, (b) the parties may terminate the Technical Assistance Agreement upon 180 days' notice and (c) the Technical Assistance Agreement will expire on December 28, 2008. On January 4, 2001 ENARGAS informed the parties it did not have any objections regarding the renewal.

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

During the present year the fee on profits has been accrued since it is over Ps. 3,000 thousand adjusted by CER and since the financial debt restructuring has been achieved.

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

In addition, you should be aware that in the last expansion of transportation undertaken by the governmental authorities and the Transportation Service Licensing Agency, CAMMESA lobbied forcefully to secure transport capacity for power plants. If CAMMESA is ultimately successful in that effort, this could negatively affect us because it would bypass the service that we currently provide to power plants.

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

To assure continuous improvement and compliance with legal, regulatory and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been maintained on 2006 and successfully re-certified on March 2007.

Insurance

As of December 31, 2006, we maintained insurance coverage for third-party loss and casualty for up to US$50 million and our physical assets were insured for up to US$50.8 million. We believe that our insurance coverage is commensurate with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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

The Gas Act and Our License

The Gas Act, together with Decree No. 1738/1992, as amended, or the "Executive Decree", other regulatory decrees, the Pliego, the respective transfer agreements and the licenses of each of the privatized gas companies establish the legal framework for the transportation, distribution, storage and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

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

Penalties and Revocation

Our License established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines and revocation of our License. See "-The Gas Act and Our License-Expiration". These penalties may be assessed by ENARGAS based on, among other considerations, the magnitude of the breach or its effect on the public interest. Fines of up to US$500,000 may be levied for persistent breaches of the terms of our License.

Our License may only be revoked by the Argentine government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including (a) failure to provide 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) the failure to provide 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year, provided, in either case, such failure is due to reasons attributable to us. Our License may also be terminated by the Argentine government if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission and distribution of gas are breached, or (c) we attempt a transfer of our License or transfer or encumber a portion of the assets transferred to us by Gas del Estado designated essential assets, or the "Essential Assets" or use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events resulting in cancellation of our License include gross failure by us to make mandatory investments or our other obligations under our License, and our bankruptcy, liquidation or winding up; however, except in the case of our bankruptcy, liquidation or winding up, our License requires that we be given notice and the opportunity to cure prior to termination. The Argentine government has issued Decree No. 1834/2002, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. This date was extended to December 10, 2004 by Decree No. 1293/2003 and further extended by Decree No. 540/2005 to December 31, 2005. We cannot assure you that the suspension of this provision of our License will remain in effect after that date.

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

ENARGAS is funded by the annual control and inspection fees paid by, among others, distribution and transportation companies, traders and providers of storage facilities, and by fines and seizures collected in enforcing the regulations. The fee for each company is determined annually by ENARGAS on the basis of the gross income of the regulated industry and our proportionate share of such gross income.

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

On May 21, 2007, through Decree 517/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. Restrictions with Respect to Essential Assets

A substantial portion of the assets transferred by Gas del Estado have been defined in our License as Essential Assets for the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the Essential Assets, together with any future improvements, in accordance with certain standards defined in our License.

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

Current Tariffs

As from January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars but rather have been converted to Pesos at the rate of Ps.1.00 per US$1.00 and adjustments of tariffs to reflect changes in price indexes of foreign countries are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been subject to, and may continue to be subject to, adverse tariff adjustments".

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

On December 3, 2002, the Executive Power issued Decree No. 2437, approving the temporary tariffs "until the conclusion of the renegotiation process" for the Electricity and Gas Sectors. This Tariff schedule introduced the "social tariff" which excluded the low-income residential customer from the initial adjustment. Days later, this Decree was suspended by the court in response to the precautionary measure filed by the Ombudsman of the city of Buenos Aires and certain advocacy organizations.

In addition, by Decree No. 146/03 (published on the official Gazette on January 30, 2003) the Executive Power mandated a new temporary tariff increase for Electricity and Gas services, effective from the day of the publication of the Decree. It is worth mentioning that these increases, as well as the "social tariff," which applies to certain sectors, were the same as those established by Decree No. 2437/02, and did not correspond to additional increases.

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

As a consequence, and with two different price of gas in the tariff schedule, the daily differences originated by gas purchases have a different treatment, thus the normalization scheme for residential, SGP1 and SGP2 users was suspended for future implementation. Even if there is no negative impact in our economic situation as a result of the daily differences accumulated up to December 31, 2005, a financial gap has been generated along with negative balance in the gas purchase and sales current account for residential clients. This gap stems from a delay in the bi-annual reestablishment of the pass-through effect mandated by the regulating entity as stated in the distribution license and as a result of the political situation. Thus, there is no guarantee that this effect will continue in the future. We cannot guarantee that we will receive another temporary tariff increase or that, if we do, this will not result in an increase of our tariffs. Moreover, if we do get the approval to increase the proposed tariffs, we cannot guarantee that such increases will not result in an increase of past due accounts from our clients.

On March 21, 2006, ENARGAS issued Resolution No. 3,462, through which the increase of the price of natural gas at wellhead, was incorporated into our tariffs. This increase took effect July 1, 2005, with the understanding that the increases that arise from the application of these tariff charts for the period between July 1, 2005 and February 28, 2006, will have to be invoiced to the users in eight monthly payments, with two months' grace as of March 1, 2006, without interests or surcharges. This retroactive charge was invoiced between May 1 and December 31, 2006. For consumptions after March 1, 2006, the new tariff was directly applied to the respective invoice.

It is important to mention that, the tariff arisen from Resolution No. 3,462 maintains the actual daily differences. This situation as not being updated by the ENARGAS at the beginning of every seasonal period, as established in the license, is generating important desbalances in our gas purchase and sale current account, to be charge to R, P 1 and P 2 clients, and to be return to the Industrial customers.

On April 26, 2006, the Executive Power approved Law No. 26095 (published in the official Gazette on 05/18/2006), which creates the specific charges destined to the repayment of the extension of Natural Gas Transport Capacity 2006-2008. On September 18, 2006, Decree No. 1216/06, which regulates the above mentioned Law, was published in the official Gazette. The Law was approved on December 28, 2006, by Resolution No. 2,008/06 of the Ministry of Planning.

On January 2007 by Resolution No. 3,689/07 the ENARGAS stipulated that MetroGAS is responsible for the invoicing, collection and settlement of the fiduciary fund 2006-2008, and shall invoice and receive the above-mentioned charge from SGP3, and FD ("firm distribution")/FT ("firm transportation") clients from January 1, 2007. It is important to notice that Residential, CNG, SGP1 and SGP2customers are excluded from the fiduciary fund charge.

It is worth mentioning that, during year 2005, the government had already implemented another fiduciary fund in order to expand the transmission capacity in 4.7 MMCM.

With this second fund, the transmission capacity will be expanded by approximately 22.5 MMCM in addition to the 4.7 MMCM comprised in the first fund. The fiduciary funds (1 and 2) imply an increase in the transmission cost of, 411% for SGP3 and 462% for FD and FT customers, with regard to the 2001 transport tariffs.

The following table sets forth our maximum tariff in effect at December 31, 2006, for each class of service:

Maximum Tariffs at December 31, 2006
		Maximum Tariffs as of December 31, 2006
		City of Buenos Aires	Province of Buenos Aires
		(in Pesos)
Residential(a) R1, R2 and R3 (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum invoice	$/invoice	13.075555	13.207094
General Service P1 and P2 (CS) (e):
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.133962	0.137131
1,001-9,000 CM(c)	$/CM	0.124995	0.128118
>9,000 CM(c)	$/CM	0.116029	0.119106
Minimum invoice	$/invoice	12.950560	13.032459
General Service P3 (CS) (e):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.214237	0.217406
1,001 - 9,000 (c)	$/CM	0.205270	0.208393
> 9,000 (c)	$/CM	0.196304	0.199381
Minimum charge	$/invoice	12.950960	13.032459
General Service P3 (D&T) (f):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.089984	0.093153
1,001 - 9,000 (c)	$/CM	0.081017	0.08414
> 9,000 (c)	$/CM	0.072051	0.075128
Minimum invoice	$/invoice	12.950960	13.032459
General Service (D&T):
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	10.066910	10.289920
0-5,000 CM(c)	$/CM	0.037785	0.039365
>5,000 CM(c)	$/CM	0.031959	0.033509
Large Volume Firm Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.033602	0.035162
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.026475	0.027998
Large Volume Interruptible Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.033024	0.035182
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.025896	0.028018
Subdistributors (CS):
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
CNG Firm (D&T):
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM per day	0.022272	0.024586
Demand charge (d)	$/CM	0.769085	0.769085
CNG Interruptible (D&T):
Customer charge (b)	$/invoice	11.012049	11.068813
All consumption	$/CM	0.022272	0.024586

__________

Notes:

(a) Residential customers are generally billed on a bimonthly basis. All other customers are billed monthly.

(b) Fixed charge per invoice.

(c) Charge per unit of consumption.

(d) Monthly charge for CM per day of reserved capacity.

(e) CS means complete service and includes distribution, transportation and gas provision.

(f) D&T means distribution and transportation service. After the unbundling (Resolution 752/05) MetroGAS is forbidden to sell natural gas (commodity) to these customers. The new tariff includes only the distribution and transportation services provided by us.

Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 per US$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine government should renegotiate public utility services agreements affected by the pesification and a Renegotiation Commission has been created within the Ministry of Economy in order to facilitate such renegotiations. The pesification and freezing of our tariffs violate express provisions of our License.

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

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime:

    the effect that new tariffs may have over the economy, especially with regard to competitiveness and income distribution,

    the service standards,

    the investments which licensed companies have been authorized to make and have made,

    consumer protection and accessibility of the services,

    the security of the systems, and

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

Through Decree No. 311/2003 dated July 3, 2003, the Argentine government created UNIREN with the objective of providing advice on the renegotiation process of 64 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister, and it continues the contract renegotiation process developed by the previous Contract Renegotiation Committee, and assumes responsibility for all issues in progress. On July 11, 2003 both ministers issued Joint Resolution No. 118/2003 and No. 25/2003 appointing Mr. Jorge Gustavo Simeonoff as Executive Secretary for UNIREN. Mr. Simeonoff had held a similar position at the Contract Renegotiation Commission. Although such decree does not specify deadlines, several government officials have announced that the process would last 18 months.

On October 14, 2003, UNIREN called a meeting for November 26, 2003 with the objective of agreeing on a schedule to analyze the different aspects of the renegotiation of the licenses of gas and electricity distribution companies. On October 22, 2003, the Official Gazette published Law No. 25790/2003, which extended until December 31, 2004 the deadline for the renegotiation of contracts established by Section 9 of the Emergency Law. The new law also established that the powers of regulators on contract revisions, tariff adjustments and modifications provided for in the relevant regulatory frameworks can be exercised provided they are consistent with the development of the renegotiation process undertaken by the Argentine Government under Section 9 of the Emergency Law.

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

On April 20, 2006, UNIREN, through the Note No. 729/06, sent a new counterproposal that contained some modifications and extensions of the provisions we prepared in the proposal sent on December 2005. Significant differences regarding the suspension and resignation of the court claim and the tariff increase scope remained. The counterproposal was answer by MetroGAS on June 9, 2006. This new counterproposal maintained some of the changes proposed by the UNIREN and included some others in accordance with the proposal sent by us on December 2005 leaving the international claim clauses for its discussion with BG legal advisors. Up to now, the government has not given an answer to this proposal.

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

Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our License authorize us to pass through to our users the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine government enacted Decree No. 1411/1994, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers' bills, as appropriate, through a tariff adjustment.

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

Surcharge on Gas Consumption

Law No. 25565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps.0.004 per cubic meter of gas applicable to all gas consumption, or the "Surcharge". The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

Law No. 26.019, published in the Official Register on March 28, 2005, empowers the Energy Secretariat to promote before ENARGAS the authorization to execute natural gas supply works for users who are currently being supplied with liquefied propane gas through existing networks. Furthermore, Law No. 26.019 authorizes the Executive Power to maintain for a term of 10 years the objectives and goals of the propane gas supply for distribution networks of liquefied propane gas, which was ratified by the Decree No. 934 dated April 22, 2003, and renewed by Resolution No. 419 of the Energy Secretariat dated May 30, 2003.

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

On September 22, 2006, it was published in the Official Gazette Resolution 1329/2006, which regulates different gas-related matters. This Resolution (i) specifies the different concepts that are included in the volumes of natural gas that the producers are committed to inject in the transportation system (which aims to the negotiation between the producers and the Federal Government to extend the agreement approved by Resolution 208/2004), (ii) establishes a regime of priorities to be complied by producers and transporters vis-à-vis nominations and confirmations thereof, (iii) considers non-interruptible the "initial minimum reserve" (reserva mínima inicial) of the GNC supply stations in business as of February 2004, (iv) sets forth a mechanism under which the gas distributors must register, through a "virtual GNC supply station", the unbalances generated as a consequence of the lower volumes consumed by GNC supply stations compared with the volumes nominated by the distributors for them, being such unbalances afterwards invoiced by the pertaining producers to the distributors at GNC prices, or compensated within the frame of existing gas purchase agreements between producers and distributors, and (v) allows the distributors to make effective use of certain gas volumes included in gas purchase agreements entered into by and between producers and industries, under certain conditions.

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

Creation of ENARSA

On November 2, 2004, the Argentine Congress enacted Law No. 25943/2004, pursuant to which a new state-owned energy company, "Energia Argentina Sociedad Anonima" or "ENARSA", was created. According to Law No. 25943/2004, ENARSA shall be authorized, among other activities related to the energy industry, to participate in natural gas transportation and distribution activities on its own, by means of a third party or associated with third parties.

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

      Organization Structure

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

    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Consolidated Financial Statements and selected consolidated financial and operating data included elsewhere in our annual report for additional information about us.

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

We maintain our financial books and records and publish our consolidated financial statements in Pesos as of February 28, 2003 and prepare our consolidated financial statements in accordance with Argentine GAAP, except as discussed in ITEM 3 "Key Information - Selected Consolidated Financial Data" as regards to inflation accounting. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. In addition, Argentine GAAP requires the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003. During 2006, the Argentine economy experienced a partial recovery, which resulted in an increase of 9.8% in the consumer price index compared to 12.3% in 2005 and an increase of 7.1% compared to 10.7% in 2005 in the wholesale price index. In addition, during 2006 GDP increased by 8.5% compared to 9.1% in 2005.

Argentine economy had been mired in a severe economic recession that began in the second half of 1998 until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002, devalued by 1% in 2004 compared to 2003 and remaining stable during 2005 and 2006.

The following table shows Argentina's annual GDP for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2006	2005	2004	2003	2002
Gross domestic product (annual %)	8.5	9.1	9.0	8.7	(10.9)

__________

Source: INDEC, Banco de la Nacion.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2006	2005	2004	2003	2002
Wholesale price index (annual % change)	7.1	10.7	7.9	2.0	119.0
Consumer price index (annual % change)	9.8	12.3	6.1	3.7	41.0

__________

Source: INDEC, Banco de la Nacion.

Our financial results continues to be negatively affected by the drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, financial position, liquidity or capital resources and may not contain information necessary to help you understand the information contained in this discussion. In particular, it may be difficult to discern trends from our historical financial statements due to the following factors:

    the volatility of the exchange rate; and

    the reintroduction of inflation accounting.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in our annual report. The most important factors affecting our results of operations were the following:

    Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had and may continue to have, a material adverse effect on our results of operations and financial condition".

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

The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003 and 2002. Another factor that adversely affected our results of operations and financial position is:

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

Effects on Our Results of Operations and Liquidity in Future Periods

The economic situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during 2004, 2005 and 2006, including slight wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile economic and social environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

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

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels equal to less than 50% of the tariffs in U.S. Dollars as of December 2001.

    Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows (see Note 3 to the Annual Consolidated Financial Statements):

    revenue recognition and accounts receivable;

    impairment of long-lived assets;

    provision for allowances and contingencies;

    deferred income tax; and

    minimum presumed income tax.

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2006, 2005 and 2004 amounted to Ps. 10.1 million, Ps. 26.8 million and Ps. 18.4 million, respectively.

We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables. The allowance for doubtful accounts as of December 31, 2006, 2005 and 2004 amounted to Ps. 24.5 million, Ps 32.7 million and Ps. 74.0 million, respectively. This decrease was mainly due to the recovery of the allowance for doubtful accounts recorded during 2006 and 2005 against the trade accounts receivables past due for more than 1 year, respectively.

Impairment of long-lived assets

As a matter of policy, we evaluate the carrying value of our long-lived assets every December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the changes to the accounting standards introduced by the CNV, both under Argentine GAAP and U.S. GAAP, we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using projected cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate.

Effective January 1, 2006, due to the adoption of the new accounting standards by the CNV, under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by us when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The adoption of this accounting standard has had no impact in our results of operations or financial position. See "Presentation of Financial and Other Information."

Under U.S. GAAP, we continue to apply the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." As indicated before, under SFAS No. 144, the carrying value of our long-lived assets is considered impaired when the expected undiscounted cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. No impairment losses have been recognized for any of the periods presented.

Under Argentine GAAP, a previously recognized loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that the accounting policy related to the impairment of long-lived assets is a "critical accounting policy" because:

    it requires our management, in determining fair market value, to make estimates and assumptions (such as, future revenues and cost of revenues) that are highly susceptible to change from period to period, and the impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

In order to project future cash flows, we have made certain estimates in connection with the tariffs adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different. In addition, the volatility of the Argentine economy also makes the selection of an appropriate discount rate a highly subjective process.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2006, 2005 and 2004, amounted to Ps. 8.3 million, Ps. 3.3 million and Ps. 1.9 million, respectively. The contingencies reserve for Study, revision and inspection of works in public space levy GCABA as of December 31, 2006 amounted to Ps. 28.0 million. The contingencies reserve for Profesional fees and costs related to Study, revision and inspection of works in public space levy GCABA as of December 31, 2006 and 2005 amounted to Ps. 3.0 million and Ps. 0.2 million, respectively. The contingencies reserve for Rates and Charges as of December 31, 2006, 2005 and 2004, amounted to Ps. 18.1 million, Ps. 17.6 million and Ps. 16.7 million, respectively. The contingencies reserve for Others matters as of December 31, 2006, 2005 and 2004, amounted to Ps. 13.3 million, Ps. 13.7 million and Ps. 10.1 million, respectively. Allowance for inventory obsolescence as of December 31, 2006, 2005 and 2004, amounted to Ps. 0.9 million, Ps. 1.0 million and Ps. 0.8 million, respectively. Allowance for obsolescence of materials as of December 31, 2006, 2005 and 2004 amounted to Ps. 1.7 million, Ps. 1.7 million and Ps. 1.4 million, respectively. Allowance for Tax on banking transactions as of December 31, 2006 amounted to Ps. 1.4 million and allowance for Variation of Turnover tax province of Buenos Aires amounted to Ps. 1.5 million.

Deferred income tax

We recorded substantial losses in 2002, the year of the economic crisis in Argentina, and such losses resulted in a tax loss carry-forward. The ultimate realization of the tax loss carry-forward is dependent upon the generation of future taxable income during the periods in which the tax loss carry-forward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carry-forward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations. As of December 31, 2006, 2005 and 2004, based on financial information, we were uncertain that we would fully recover our tax loss carry-forward through future taxable income, consequently, we recorded a valuation allowance of Ps. 151.0 million, Ps. 169.8 million and Ps. 196.2 million, respectively.

Minimum presumed income tax

We have also recorded an asset of Ps. 54.5 million, Ps. 45.9 million and Ps. 30.4 million as of December 31, 2006, 2005 and 2004, respectively for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the recoverable term of ten years, and as a result, no valuation allowance was recognized.

New Accounting Pronouncements under Argentine GAAP

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for fiscal years or interim periods corresponding to fiscal years beginning on or after January 1, 2006.

The most significant changes included in the accounting standards adopted by the CNV, which are more fully described below, relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

Under the new standards, the net carrying value of a long-lived asset is considered impaired by us when the expected cash flows from such asset is separately identifiable and less than its net carrying value. Expected cash flows are determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, we elected to continue treating these differences as permanent.

      Operating Results

The following review of the results of our operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3: "Key Information". Our Annual Consolidated Financial Statements have been prepared in accordance with Argentine GAAP except as discussed as regards to inflation accounting. Accordingly, our Annual Consolidated Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balances as of December 31, 2003, 2002 and 2001, disclosed for comparative purposes, have been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance with the IPIM index. See Item 8: "Financial Information".

On March 25, 2003, the National Executive Power issued Decree No. 664 that establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441, issued by the CNV, we discontinued the restatement for inflation of our consolidated financial statements effective March 1, 2003.

Assets and liabilities denominated in foreign currency as of December 31, 2005, have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per US$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per US$1. See Note 3.6(b) to our Annual Consolidated Financial Statements.

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

Pursuant to regulations in force to date, this situation will continue affecting our financial performance; however, we anticipate that MetroENERGIA will have to continue to capture customers within our area, who must obtain natural gas from third party suppliers other than distribution companies as a result of this unbundling process.

Results of Operations for the Years Ended December 31, 2006 and 2005

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net income (loss) for each quarter of 2006:

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Total
	(in millions of Pesos) (unaudited)
Gross Sales	199.3	228.5	251.1	195.0	873.9
Gross profit	60.4	78.8	66.2	42.9	248.3
Operating income	29.8	45.4	30.1	7.0	112.3
Income (loss) before income tax	(23.7)	486.6	(8.1)	(9.2)	445.6
Net income (loss)	(24.7)	331.7	(6.2)	(8.2)	292.6

Gross Sales

Our consolidated gross sales during the year ended December 31, 2006 decreased by 2.0%, amounting to Ps. 873.9 million compared to Ps. 892.0 million in the previous year.

As a consequence of "gas unbundling" started on September 1, 2005, MetroGAS' gas sales decreased approximately by 32.7% during year 2006, compared to year 2005 and volumes of gas delivered decreased by 43.5%. The process of conforming the marketer MetroENERGÌA made it possible to retain approximately 96% of industrial users of the "unbundling" and 88% of CNG users of the "unbundling", increasing MetroENERGÍA's sales from Ps. 22.8 million during fiscal year 2005 to Ps. 139.2 million during fiscal year 2006.

It is important to point out that 33% of MetroENERGÍA's operations were carried out by trading gas on their own behalf and 67% by trading gas on behalf of third parties receiving a fee which is included under the line headed Sales in the statement of income. It is mainly for this reason that the increase in MetroENERGÍA's gas sales and volumes of gas delivered do not equal the reduction in MetroGAS' gas sales and volumes of gas sales.

Sales to residential customers during the year ended December 31, 2006 decreased by 1.4% amounting to Ps. 373.2 million compared to Ps. 378.3 million in the previous year due to the decrease in gas volumes delivered to this customer category as result of higher average temperatures registered in 2006 compared to 2005.

During the year ended December 31, 2006 MetroGAS did not sell gas to power plants as a consequence of the "unbundling" mentioned above. On the other hand, sales of transportation and distribution service to power plants increased by 34.2% during the year ended December 31, 2006 as compared to the previous year, mainly due to the increase in volumes delivered by 40.7% under this modality.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 38.9% during the year ended December 31, 2006 compared to the previous year mainly due to the decrease by 40.8% in delivered volumes with gas to this customer category as a consequence of the "unbundling", partially offset by the increase in the gas price included in the tariff, approved by ENARGAS in March, 2006 with retroactive effect since July 1, 2005. On the other hand, sales of transportation and distribution service to this customer category increased by 84.2% during the year ended December 31, 2006 compared to the previous year, mainly due to the increase in volumes delivered by 61.1% under this modality.

MetroGAS's sales of CNG decreased by 68.9% during the year ended December 31, 2006 as compared to the previous year. This decrease was mainly due to the decrease, since April 2006, by 77.8% in delivered volumes of gas to this customer category as a consequence of the "unbundling", but was partially offset by the increase in the gas price included in the tariff which was approved by ENARGAS in March 2006 with retroactive effect to July 1, 2005. Also as a consequence of the "unbundling", since April 2006 MetroGAS has given only transportation and distribution services to this customer category.

Sales of gas for processing during the year ended December 31, 2006 increased by 93.5% compared to the previous year, mainly due to an increase in volumes delivered.

Besides, as MetroENERGÍA's results up to December 31, 2005 correspond to its first irregular fiscal year consisting of six months and 15 days, there is a difference when compared to results from the present fiscal year.

MetroENERGÍA's sales with gas increased from Ps. 21.5 million during the year ended on December 31, 2005 to Ps. 130.8 million during 2006, mainly as a consequence of an increase in delivered volumes by virtue of new natural gas supply agreements that MetroENERGÍA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers, according to the different dates that these customers had to acquire natural gas from suppliers different from the gas distribution service licensees .Gas volume delivered by MetroENERGÌA corresponding to sales on their own behalf, increased to 736.4 MMm3 (million of cubic meters) during year ended on December 31, 2006 while in 2005 it delivered 369.1 MMm3.

Selling commission, corresponding to sales operations on behalf of third parties carried out by MetroENERGÌA, increased from Ps. 1.3 million during year ended on December 31, 2005 to Ps. 8.4 million during 2006 as a consequence of new natural gas supply agreements that MetroENERGÌA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers and CNG stations, according to the different dates that such customers had to acquire natural gas from suppliers different from the gas distribution service licensees.

The table below sets forth our sales by customer category for the years ended December 31, 2006 and 2005, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2006	% of Sales	Year Ended December 31, 2005	% of Sales
	(in millions of Pesos, except percentages)
MetroGAS
Gas and services
Residential	373.2	42.7	378.3	42.4
Power plants	-		101.0(i)	11.3
Industrial, commercial and governmental	79.3	9.1	129.7(i)	14.5
Compressed natural gas	36.5	4.2	117.3	13.2
Subtotal	489.0	56.0	726.3	81.4
Transportation and distribution
Service only
Power plants	82.9	9.5	61.8(i)	6.9
Industrial	62.3	7.1	33.8(i)	3.8
Compressed natural gas	32.4	3.7	-	-
Subtotal	177.6	20.3	95.6	10.7
Processed Natural Gas	38.7	4.4	20.0	2.3
Other Gas Sales and Transportation and Distribution Services	29.4	3.3	27.3	3.1

MetroENERGÍA
Sales on their own behalf	130.8	15.0	21.5(i)	2.4
Selling commission	8.4	1.0	1.3	0.1
Total	873.9	100.0	892.0	100.0

(i) Note: these amounts for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current year, to better explain MetroENERGÍA's sales.

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2006 and 2005 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2006			Year Ended December 31, 2005
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,730.8	61,122.3	20.3	1,792.2	63.290,6	22.7
Power plants	-			880.4(i)	31,090.9(i)	11.2
Industrial, commercial and governmental	473.1	16,707.3	5.6	798.5(i)	28,198.6(i)	10.1
Compressed natural gas	158.3	5,590.3	1.9	712.4	25,158.0	9.0
Subtotal	2,362.2	83,419.9	27.8	4,183.5	147,738.1	53.0
Transportation and distribution services only
Power plants	4,068.2	143,666.4	47.7	2,891.5(i)	102,111.9(i)	36.6
Industrial	957.4	33,810.1	11.2	594.4(i)	20,990.9(i)	7.5
Compressed natural gas	516.4	18,236.4	6.1	-	-	-
Subtotal	5.542.0	195,712.9	65.0	3,485.9	123,102.8	44.1
Processed Natural Gas	212.7	7,511.4	2.5	139.9	4,940.5	1.8
Other Gas Sales and Transportation and Distribution Services	406.5	14,355.3	4.7	86.2	3,044.1	1.1
Total delivered volume by MetroGAS	8,523.4	300,999.5	100.0	7,895.5	278,825.5	100.0
Total delivered volume by MetroENERGÍA on own behalf	736.4	26,005.6	100.0	369.1(i)	13,034.6(i)	100.0

(i) Note: these volumes for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current year in order to better explain MetroENERGÍA's sales.

Operating Costs

Our operating costs amounted to Ps. 625.6 million during 2006, representing a 10.5% decrease from our operating costs of Ps.699.4 million recorded in 2005. This variation was mainly due to the 23,2% decrease in gas purchases compared with the previous year and the lower fixed assets depreciation charge, slightly offset by the increase in transportation cost, fixed assets maintenance and payroll and social contributions. The decrease in gas purchases costs was due to the decrease in gas volumes acquired since the "unbundling" partially offset by the increase in average prices of gas purchases.

During the year ended December 31, 2006, 2,965.0 million of cubic meters were acquired by MetroGAS and 743.7 by MetroENERGÍA representing a decrease of 27.9% compared to the gas volumes purchased in the year 2005. This decrease was mainly due to the lower volume delivered mainly to power plants, industries and CNG, as a consequence of the "unbundling" and the sales on behalf of third parties.

Gas transportation costs increased from Ps.191.8 million during the year ended December 31, 2005 to Ps.200.7 million during the year 2006 as a consequence of the increase in daily contracted capacity as of December 31, 2006 compared with the same period during the previous year. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the year ended December 31, 2006 and 2005, we capitalized Ps. 3.1 million and Ps. 4.4 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The table below sets forth our operating costs by class of cost for 2006 and 2005 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2006	% of Total Operating Cost	Year Ended December 31, 2005	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	285.0	45.5	371.3	53.1
Gas transportation service	200.7	32.1	191.8	27.4
Fixed assets depreciation	63.0	10.1	80.8	11.5
Payroll and social security contributions	29.3	4.7	24.3	3.5
Operations and maintenance	11.9	1.9	6.4	0.9
Technical operator's fee	7.7	1.2	5.1	0.7
Sundry materials	2.7	0.4	2.6	0.4
Fees for sundry services	4.9	0.8	2.2	0.3
Other operating costs	23.5	3.8	19.3	2.8
Capitalization of operating costs (i)	(3.1)	(0.5)	(4.4)	(0.6)
Total	625.6	100.0	699.4	100.0

(i) Note: Capitalization of operating costs include direct costs and applicable overhead.

Administrative Expenses

Our administrative expenses increased by 11.6% from Ps.56.0 million in 2005 to Ps.62.5 million in 2006. This increase was mainly due to higher payroll and social contributions and fees for professional services.

The table below sets forth our administrative expenses by class of expense for 2006 and 2005 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2006	% of Total Administrative Expenses	Year Ended December 31, 2005	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	26.4	42.2	21.2	37.9
Taxes, rates and contributions	3.5	5.6	2.8	5.0
Fees for sundry services	0.9	1.4	5.0	8.9
Insurance	2.3	3.7	2.6	4.6
Fixed assets depreciation	8.8	14.1	9.7	17.3
Other administrative expenses	20.6	33.0	14.7	26.3
Total	62.5	100.0	56.0	100.0

Selling Expenses

Our selling expenses increased by 37.3% in 2006, from Ps.53.6 million during 2005 to Ps.73.6 million in 2006. This decrease was mainly due to the increase in the allowance for doubtful accounts charge compared to the recovered registered as of December 31, 2005, the increase in payroll and social contributions and fees for sundry services.

The table below sets forth our selling expenses by class of expense for 2006 and 2005 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2006	% of Total Selling Expenses	Year Ended December 31, 2005	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	24.4	33.2	20.1	37.5
Doubtful accounts	2.2	3.0	(11.2)	(20.9)
Fees for sundry services	6.8	9.2	5.1	9.5
Advertising and publicity	1.3	1.8	1.2	2.2
Bank expenses and commissions	5.1	6.9	5.1	9.5
Taxes, rates and contributions	28.9	39.2	28.8	53.7
Other selling expenses	4.9	6.7	4.5	8.5
Total	73.6	100.0	53.6	100.0

Financing and Holding Results

Financing and holding results for the year ended December 31, 2006 totaled a gain of Ps. 332.3 million compared to a loss of Ps. 56.7 million in the previous year.

Such variation was mainly a consequence of the result of the restructuring of financial debt of Ps. 388.7 million, the result of the discount of financial debt to present value of Ps. 83.6 million and the reduction of the annual charge of interests by financial operations of Ps. 25.8 million, partially offset by the result of the fluctuation of the exchange rate applicable to the financial debt in foreign currency of Ps. 99.2 million.

Other Income, Net

Other income net, for the year ended December 31, 2006 totaled a gain of Ps. 1.4 million compared to a gain of Ps. 3.0 million recorded in the previous year, due to lower fines to contractors and other services rendered.

Income Tax

During the year ended December 31, 2006, we registered Ps. 153.0 million as charge for income tax compared with Ps. 0.9 million registered as of December 31, 2005. This increase in the income tax charged in results is due to the higher income tax expense over pre-tax income as a result of the restructuring of financial debt, partially offset by the effect of the reversal of the valuation allowance for deferred tax assets by Ps. 18.8 million.

Net Income

Our net income totaled Ps.292.6 million during 2006, compared to Ps.28.4 million in 2005. This variation resulted mainly from the financing and holding results in 2006 mainly as a consequence of the result of the restructuring of financial debt.

Results of Operations for the Years Ended December 31, 2005 and 2004

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net income (loss) for each quarter of 2005:

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total
	(in millions of Pesos) (unaudited)
Gross sales	186.0	244.1	283.6	178.3	892.0
Gross profit	33.5	54.3	73.6	31.2	192.6
Operating income	7.9	37.7	37.5	-	83.1
Income (loss) before income tax	29.4	57.2	7.0	(64.3)	29.3
Net income (loss)	29.4	57.3	6.8	(65.1)	28.4

Gross Sales

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

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2005 and 2004 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2005			Year Ended December 31, 2004
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,792.2	63,291	22.7	1,719.8	60,734	21.3
Power plants	988.2	34,898	12.5	1,259.2	44,468	15.6
Industrial, commercial and governmental	844.6	29,826	10.7	915.9	32,344	11.3
Compressed natural gas	712.4	25,158	9	703.3	24,837	8.7
Subtotal	4,337.4	153,173	54.9	4,598.2	162,383	56.9
Transportation and distribution services only
Power plants	2,783.8	98,309	35.3	2,779.8	98,167	34.4
Industrial	634.4	22,404	8.0	526.3	18,586	6.5
Subtotal	3,418.2	120,713	43.3	3,306.1	116,753	40.9
Processed natural gas	139.9	4,940	1.8	175.8	6,208	2.2
Total	7,895.5	278,826	100.0	8,080.1	285,344	100.0

Operating Costs

Our operating costs amounted to Ps. 699.4 million during 2005, representing a 9.5% increase from our operating costs of Ps.638.8 million recorded in 2004. This increase was mainly attributed to the increase in the price of gas purchased as a result of the implementation of the schedule for the normalization of price of gas at points of entry into the transportation system established by ENARGAS, and the increase of payroll and social contributions.

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

The table below sets forth our operating costs by class of cost for 2005 and 2004 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2005	% of Total Operating Cost	Year Ended December 31, 2004	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	371.3	53.1	321.0	50.2
Gas transportation service	191.8	27.4	194.9	30.5
Fixed assets depreciation	80.8	11.5	75.7	11.8
Payroll and social security contributions	24.3	3.5	19.4	3.0
Operations and maintenance	6.4	0.9	7.5	1.3
Technical operator's fee	5.1	0.7	4.6	0.7
Sundry materials	2.6	0.4	3.1	0.5
Fees for sundry services	2.2	0.3	1.9	0.3
Other operating costs	19.3	2.8	12.8	2.0
Capitalization of operating costs	(4.4)	(0.6)	(2.1)	(0.3)
Total	699.4	100.0	638.8	100.0

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

Financing and Holding Results

Our net financing and holding results totaled a loss of Ps.56.7 million during 2005, compared to a loss of Ps.183.3 million in 2004. Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

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

Net Income (Loss)

Our net income totaled Ps.28.4 million during 2005, compared to a loss of Ps.123.0 million in 2004. This variation resulted mainly from the decrease in financing and holding losses in 2005 compared to 2004 as a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency and the increase in the operating income in 2005 compared to 2004.

Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2006 and 2005 and net income (loss) for the years ended December 31, 2006, 2005 and 2004:

    the accounting for troubled debt restructuring;

    the accounting for deferred income taxes;

    the accounting for other receivables, regarding the recognition of certain credit corresponding to the reallocation on tariffs of levys under Argentine GAAP, which are reversed under U.S. GAAP until the time of the corresponding invoicing; and

    the accounting for debt restructuring expenses, which are capitalized under Argentine GAAP and expensed under U.S. GAAP;

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation of shareholders' equity at December 31, 2006 and 2005 and net income (loss) for the years ended December 31, 2006, 2005 and 2004. Net income (loss) under Argentine GAAP for the years ended December 31, 2006, 2005 and 2004 was approximately Ps. 292.6 million, Ps. 28.4 million and Ps. (123.0) million, respectively, as compared to approximately Ps.109.1 million, Ps. 16.3 million and Ps. (99.0) million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2006, 2005 and 2004 was Ps. 973.7, Ps. 681.2 million and Ps. 652.7 million, respectively, as compared to approximately Ps. 302.0 million, Ps. 193.0 million and Ps. 176.6 million, respectively, under U.S. GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources

Liquidity

Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2006, 2005 and 2004 are shown in the table below:
	For the years ended December 31,
	2006	2005	2004
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	523.9	369.1	239.6
Net cash provided by operating activities	170.2	199.4	160.6
Net cash used in investing activities	(48.9)	(44.6)	(31.1)
Net cash (used in) provided by financing activities	(572.6)	0.01	-
(Decrease) increase in cash and cash equivalents	(451.3)	154.8	129.5
Cash and cash equivalents at the end of the year	72.6	523.9	369.1

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and Fixed term time-deposits to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2006, 2005 and 2004, our cash and cash equivalents in U.S. Dollars amounted to US$ 0.3 million, US$ 145.3 million and US$ 114.5 million, respectively.

We seek to meet our liquidity and capital requirements principally with cash flow from our continuous operations.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.170.2 million during 2006, compared to Ps.199.4 million during 2005. The decrease in net cash flows provided by operating activities was mainly due to the higher cash flows required for working capital needs.

Net cash provided by operating activities amounted to Ps.199.4 million during the year ended December 31, 2005 compared to Ps.160.6 million during the previous year. This decrease was mainly due to higher cash flows required by working capital partially offset by a higher operating income.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Ps.48.9 million during 2006 compared to Ps.44.6 million during 2005. Net cash used in investing activities amounted to Ps.44.6 million during 2005 compared to Ps.31.1 million used during the previous year. This increase in 2006 was mainly due to an increase in acquisitions of fixed assets.

Net Cash (Used in) Provided by Financing Activities

Net cash flows used in financing activities totaled Ps. 572.6 million during the year ended December 31, 2006, mainly due to (i) debt payments made during the financial debt restructuring and (ii) interest payments.

We did not pay any dividends in 2006, 2005 or 2004.

During 2005, our only cash provided by financing activities was generated by cash contributions from minority shareholders, resulting in our receipt of Ps.0.01 million.

Capital Resources

The statements of cash flows presented in the consolidated financial statements are prepared based on Argentine GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 "Statement of Cash Flows". For a description of these differences see Note 19(f) to the Annual Consolidated Financial Statements.

Since the beginning of the Argentine crisis, in December 2001, we have suffered significant constraints on our liquidity, and we have not been able to access new sources of financing with domestic and international financial markets being closed to us. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility's tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per US$1, and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

As of December 31, 2006 our total financial debt consisted of: (1) US$0.8 million with an 9.875% annual interest rate Series A Notes due 2003, (2) Euro 3.1 million with an 7.375% annual interest rate Series B Notes due 2002, (3)US$218.8 million with an 8% annual interest rate Series 1 Notes expected due 2014, (4) US$6.3 million with an 3% annual interest rate Series 2 Notes Class A expected due 2014 and (5) Euro26.1 million with an 1.8% annual interest rate Series 2 Notes Class B expected due 2014

Our financial debt as a percentage of our total capitalization amounted to 42.9% as of December 31, 2006, 71.1% as of December 31, 2005 and 71.0% as of December 31, 2004. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

As of December 31, 2006, 2005 and 2004 our cash and cash equivalents denominated in foreign currency amounted US$0.3 million, US$145.3 million, and US$114.5 million, respectively. We do not have any financial instruments for hedging purposes.

Debt Restructuring

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

On May 17, 2006, we announced that we had closed on an out-of-court basis the restructuring (the Restructuring") of our:

(i) US$93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003 (the "Series A Notes");

(ii) Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002 (the "Series B Notes");

(iii) US$130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes"); and

(iv) US$50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt").

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

    (i) Series 1 Notes amounting to US$236,285,638 in principal amount;

    (ii) U.S. Dollar-denominated Series 2 Notes amounting to US$6,254,764 in principal amount;

    (iii) Euro-denominated Series 2 Notes amounting to Euros 26,070,450 in principal amount; and

    made payments amounting to:

(i) US$ 105,608,444.71 to repurchase Existing Debt tendered into or reallocated to the cash option under the Solicitations, and

(ii) US$ 19,090,493.96 and Euros 469,268.10 in respect of interest that would have accrued on the Series 1 Notes and the Series 2 Notes through December 30, 2005 had they been issued on January 1, 2005.

After giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the Existing Debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our unsecured financial indebtedness amounted to the equivalent of US$ 299.9 million based on exchange rates on May 12, 2006, the date on which we issued and exchanged our Notes.

The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million; (iii) a limitation on our capital expenditures until US$ 75 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized US$ 75 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed US$25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our License by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders.

Pursuant to what has been established within the first bullet above mentioned, we carried out the corresponding calculation for the period started on April 1 and ended on September 30, 2006 from which no exceeding funds were obtained. It is worth mentioning that we assigned available funds to carry out purchases of the principal amount of the Series 1 Notes within the market for US$ 17.4 million.

See Note 18 (d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our License provisions and ensure safe operation of the network. During 2006, 2005 and 2004 our capital expenditures amounted to approximately Ps.48.9 million, Ps.44.6 million and Ps.31.1 million, respectively. As of March 31, 2007 and for the three month period ended as of that date our capital expenditures amounted to Ps.11.1 million.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2007 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

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

      Tabular Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2006:

	Past due	2007	2008	2009	2010	2011	More than five years
		(in millions of Pesos)
Financial Debt (1)	14.8	--	--	--	67.0	134.0	469.1
Financial Debt Interests	--	56.9	56.9	58.2	58.2	67.4	204.6
Power Plant Sales	--	73.0	73.0	73.0	54.8	54.8	206.6
Gas Purchase (2)	--	44.5	14.4	7.1	5.7	--	--
Transportation Capacity (3)	--	202.5	194.6	189.0	189.0	189.0	483.7

	2007	2008	2009	2010	2011	More than five years
	MMCM per day
Power Plant Sales	12.4	12.4	12.4	9.6	9.6	36.0
Gas Purchase	2.4	0.9	0.5	0.4	-	-
Transportation Capacity	24.6	23.4	22.6	22.6	22.6	69.8

      (1) On March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. On May 17, 2006, we announced the closing, on an out-of-court basis, of the restructuring of approximately 95% of our debt.

      (2) For these estimated committed amounts we considered wellhead price of gas resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. Since May 2007 we have considered prices effective from that date until the end of the current contracts.

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

      During 2006, our Board of Directors met 18 times. As of the date of this report, our Board had met 8 times during 2007.

      Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions".

      The members of our Board of Directors as of the date of our annual report are set forth below:

Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Roberto Daniel Brandt	(a)	1st Vice President	2004	2007	2008
Vito Sergio Camporeale	(b)	2nd Vice President	2003	2007	2008
Diego Hollweck	(a)	Director	2006	2007	2008
Luis Augusto Domenech	(a)	Director	2003	2007	2008
Graham John Cockroft	(a)	Director	2001	2007	2008
Patricia Laura Carcagno	(a)	Director	2006	2007	2008
Gonzalo Lopez Fanjul	(a)	Director	2007	2007	2008
Jorge Emilio Verruno	(b)	President	2005	2007	2008
Victor Jose Sardella	(a)	Alternate	2003	2007	2008
Roberto Alvarez Alvarez	(b)	Director	2004	2007	2008
Juan Carlos Fronza	(b)	Director	2004	2007	2008
Jorge Alberto Depino	(c)	Director	2004	2007	2008
Cristian Marcaida	(a)	Alternate	2003	2007	2008
Neil Harvey	(a)	Alternate	2005	2007	2008
Cynthia Gimenez Arrillaga	(a)	Alternate	2003	2007	2008
Paul John Jordan	(a)	Alternate	2007	2007	2008

Andres Cordero Gimenez	(a)	Alternate	2006	2007	2008
Carolina Fino	(b)	Alternate	2006	2007	2008
Luis Chaparro	(c)	Alternate	2004	2007	2008

      __________

      Notes:

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors.

      Jorge Emilio Verruno, 58, was named independent member of the Board of Directors, is a member of the Audit Committee, President of the Board and of the Audit Committee since July 29, 2005. Mr. Verruno holds a title of Public Accountant from the University of Buenos Aires and has held different positions at Pistrelli, Diaz y Asociados since 1971 until 2002, and was named Managing Partner in 1993. In 1998 he was named Head of the Audit & Business Advisory Division at Andersen Latinamerica and in 2002 Managing Partner at Ernst & Young for South America. Since 2004 he has been an independent director and member of the Audit Committee at Banco Santander Rio S.A.

      Vito Sergio Camporeale, 60, is Second Vice President of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 1999 he has been Argentine administration director of Repsol YPF. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the controller director for ASTRA Group.

      Roberto Daniel Brandt, 51, is First Vice President of our Board of Directors. He is an economics graduate of the University of Buenos Aires and energy economics graduate from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and head of the Pricing Division of YPF, he was a senior official at the Argentine Energy Secretariat and a consultant regarding domestic and international oil, gas and electricity issues. Mr. Brandt was named our general director on April 2, 2004.

      Luis Augusto Domenech, 54, currently serves as a member of our Board of Directors. He has a degree in business administration from the University of Buenos Aires. He has approximately 20 years experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our general director in 2002, Mr. Domenech served as our Administration and Finance Director. Currently, he is the general director of Comphania de Gas de São Paulo S.A. or "Comgas".

      Graham John Cockroft, 44, currently serves as a member of our Board of Directors. He has a Master of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved to BG Group's South American operations and is currently the General Manager of the Andes & Austral Business Unit that includes activities in Bolivia, Chile, Argentina, Uruguay and Brazil. He is currently on the Board of Directors of Gas Argentino.

      Patricia Carcagno, 45, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

      Victor Jose Sardella, 56, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and the new projects sector of ASTRA C.A.P.S.A. Currently, he is Gas Marketing Director of YPF S.A. Carolina Fino, 38, is an alternate member of our Board of Directors. She has a law degree from Universidad Catolica Argentina, a Master of Laws from Harvard University (1997) and an Executive MBA from Instituto de Empresa (Madrid, 2002). Since January, 2005 she has been working in the Legal Matters Department of YPF and currently is the legal Manager for America International Coordination. She is an Alternate Director of Central Dock Sud S.A. and Inversora Dock Sud S.A. In 1993 untill 1997 she worked as a lawyer at ASTRA C.A.P.S.A. and from 1998 to 2004 she worked in the Legal Matters Department for the Repsol YPF Group, in Madrid.

      Roberto Alvarez Alvarez, 53, is a member of our Board of Directors. He is a business administration graduate of Universidad Catolica Argentina. He was a member of the management committee of Banco Caudal from 1989 to 1996. He is a member of the Board of Directors of Aldazabal Sociedad de Bolsa and Mapfre Seguros de Vida S.A.

      Juan Carlos Fronza, 71, is a member of our Board of Directors. He is a mechanical engineer from Universidad de La Plata. From 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From 1983 to 2002 he was the chief executive officer of Copetro S.A.

      Jorge Alberto Depino, 47, is a member of our Board of Directors. He is a mechanical technician and from 1981 to 1992 he worked for Gas del Estado S.E. From 1992 to 2002 he worked for us in the operations area.

      Diego Hollweck, 36, is a member of our Board of Directors. He has a degree in economics and a Master's degree in finance from the University of Buenos Aires. Currently he works as participations Manager for BG Group in several countries. He joined BG Group as Treasury Manager, South America, in 2003. Previously, he has worked for Enron, South America (São Paulo) in Business Development, Corporate and Structured finance, Risk Management and Asset Management. Prior to working at Enron, he worked for Price Waterhouse & Co. S.R.L. in Buenos Aires in Financial Advisory Services practice.

      Cristian Marcaida, 39, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a Master's degree in business administration at the Instituto de Altos Estudios Empresariales. Currently he works in the business development area of BG Group Argentina.

      Neil Harvey, 49, is an alternate member of our Board of Directors. He is a public accountant and graduated from Southampton College of Higher Education (Sandwich) - ICMA. He worked in the Exploration and Production Department of British Gas in April, 1990. He also worked for British Gas Bolivia as Finance Manager and for British Gas Brazil as Finance Regional Manager.

      Cynthia Gimenez Arrillaga, 40, is an alternate member of our Board of Directors. She is a Certified Public Accountant and also has a Business Administration degree from the University of Buenos Aires. She works for BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000, and recently she was appointed to the position of Office General Manager for Argentina. Previously, she worked at Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, from June, 1998 to April, 2000.

      Paul John Jordan, 50, is an alternate member of our Board of Directors. He is a geologist by training. With a BSc (Hons) from Liverpool University followed by PHD research at London University he now has 27 years of energy sector experience with 3 major operating companies; Phillips Petroleum, Sunoco and BG Group. During his time in BG (since 1989) he has held posts within Exploration and Production Operations and also within Commercial development - mostly in overseas operating assets.

      Andres Cordero Gimenez, 61, is an alternate member of our Board of Directors, holds a title of Industrial Engineer from the Universidad Catolica Argentina, Oil Engineer from University of Buenos Aires, and is currently the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A.

      Gonzalo López Fanjul, 57, is a member of our Board of Directors, holds a title of Mines Engineer and has worked for Repsol since 1976.

      Luis Chaparro, 40, is an alternate member of our Board of Directors. From 1992 to 1998 he worked for us. He was previously employed by Gas del Estado and he is currently employed by Xerox S.A.

      Officers

      Set forth below is a list of our principal executive officers at December 31, 2006. All of our executive officers are residents of Argentina.

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

      Roberto Daniel Brandt, 51, was appointed to his current position as General Director in 2004. He is an economics graduate of the University of Buenos Aires and energy economics graduate from Grenoble University (France). Between 1979 and 2000, he worked as an economic analyst and head of the Pricing Division of YPF, he was a senior official at the Argentine Energy Secretariat and a consultant regarding domestic and international oil, gas and electricity issues. He joined us in 2002 as Corporate Affairs Director.

      Patricia Carcagno, 45, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

      Enrique Barruti, 58, was appointed to his current position as Human Resources Director in 1997. He holds a degree in economics. He has more than 20 years of local and international experience in human resources and worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University.

      Fernando Aceiro, 42, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Catolica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

      Magdalena Gonzalez Garaño, 55, was appointed to her current position as Legal and Regulatory Affairs Director in 2004. She has a law degree from the University of Buenos Aires. She joined us in 1993 as regulatory affairs manager and in 1998 was appointed legal manager. Since 1993 she has worked as Secretary for Gas Argentino's Board of Directors. Prior to joining us she was an associate at Cardenas, Cassagne & Asociados from 1991 to 1993.

      Eduardo Villegas Contte, 51, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

      Juan Pablo Mirazon, 41, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

      Valeria Soifer, 42, was appointed to the position of Comptroller in 2003. She has a Business Administration degree from the Babson College (USA) and a Master's degree in Hydrocarbons Commercialization from ITBA (Buenos Aires). She has worked in the Strategic Planning and Control Department of Repsol-YPF.

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

      The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:

Name	Position	Since	Profession	Date of Appointment
Diego Maria Serrano Redonnet	Member	2005	Attorney	2007
Maria Gabriela Grigioni	Member	2005	Attorney	2007
Oscar Alberto Orona	Member	1997	Attorney	2007
German Fernandez Lahore	Alternate	2005	Attorney	2007
Santiago Daireaux	Alternate	2005	Attorney	2007
Pablo Rueda	Alternate	2005	Attorney	2007

      Diego Maria Serrano Redonnet, 40, has a Law degree from Universidad Catolica Argentina and a Master of Laws from Harvard University (USA). He is a partner of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, specializing in Banking and Finance Law.

      Maria Gabriela Grigioni, 43, has a Law degree from Universidad de Buenos Aires. From 1987, she worked as a commercial law advisor in the legal department of auditing firms and companies, following which she worked in the Argentine Securities Commission (Comision Nacional de Valores). She is a partner at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm.

      Oscar Alberto Orona, 59, is the Legal Affairs Manager of the petroleum and gas division of YPF. Mr. Orona holds a law degree from University of Belgrano.

      German Fernandez Lahore, 38, has a Law degree from Universidad de Buenos Aires. During 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization. In 1998, he participated in the Academy of American and International Law of the Southwestern Legal Foundation in Dallas, Texas. He also has a Master in Natural Resources Law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (UK). He has worked as a lawyer for Beccar Varela, de Quintana Minerals Santa Cruz Law Firm and as foreign associate of Haynes and Boone Law Firm (Dallas, Texas). Since 2002, he has been working on Oil Matters Management in the Legal Matters Department of YPF.

      Pablo Rueda, 43, has a Law degree and a Master in Oil and Gas from Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as a lawyer in Marval, O'Farrell & Mairal Law Firm, as a foreign associate in Rabin Leacock Lipman (UK), in charge of the New York Office of Marval, O'Farrell & Mairal Law Firm (1993-1996), and currently at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

      Santiago Daireaux, 39, has a Law degree from Universidad Catolica Argentina. He attended a postgraduate course in Corporations Legal Regime, at Universidad Catolica Argentina. He has a Master of Laws from University of Pennsylvania (USA). He worked as a legal assistant in Trevisan Law Firm, as an associate in Moltedo Law Firm, in Fornieles & del Carril Law Firm, as a foreign associate in Reboul, MacMurray, Hewitt, Maynard & Kristol, New York (USA), and in Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

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

      In light of developments in local regulations and American law concerning corporate governance, our Board of Directors established on May 7, 2004 an Audit Committee consisting of three directors. The role of the Audit Committee is (1) to maintain a suitable system of controls; (2) to monitor risk management activities; (3) to monitor compliance with law and regulations; (4) to review our accounting information and oversee compliance with generally accepted accounting principles; (5) to supervise internal audit activities; (6) to monitor the external audit process; and (7) to supervise behavior to insure that it is ethical.

      The Board of Directors appoints the members of the Audit Committee and may increase or reduce the number of its members. The members' duties may not be delegated.

      The members of the Audit Committee are Jorge Emilio Verruno, Juan Carlos Fronza and Roberto Alvarez Alvarez, appointed at the shareholders meeting dated April 27, 2007 for a period of one year. Our Board of Directors has determined that Mr. Jorge Emilio Verruno meets the requirements of an "audit committee financial expert", as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A-3 under the Securities Exchange Act.

      Other Positions Held

      The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this annual report:
Name	Profession	Company	Position

Jorge Emilio Verruno	Public Accountant	Banco Santander Rio S.A.	Director
		Pistrelli Diaz y Asociados S.C.	Executive Director
		Instituto Argentino de Ejecutivos de Finanzas	Member of the Supervisory Committee

Vito Sergio Camporeale	Public Accountant	YPF Inversora Energetica S.A.	President
		Compañia MEGA S.A	President
		Central Dock Sud S.A	President
		A-Evangelista S.A.	President
		MetroENERGIA S.A.	Vice President
		Gas Argentino S.A.	Vice President
		Pluspetrol Energy S.A.	Director
		Inversora Dock Sud S.A	Director

Roberto Daniel Brandt	Economist	Gas Argentino S.A.	President
		MetroENERGIA S.A.	President

Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Alternate Director
		Companhia de Gas de São Paulo (Comgas) SA (Brasil)	President
Graham John Cockroft	Business Administrator	Gas Argentino S.	Director
		BG Inversiones Argentinas SA.	Director
		Gasoducto Cruz del Sur S.A.	President
		BG E&P Brasil Ltda.	Manager
		BG do Brasil Ltda.	Manager
		BG Com. e Imp. Ltda.	Manager
		BG GNV do Brasil Ltda.	Manager
		Companhia de Gas de São Paulo (Comgas) S.A . (Brasil)	Manager
Victor Jose Sardella	Industrial Engineer	Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		Inversora Dock Sud. S.A	Director
		Gas Argentino S.A.	Alternate Director
Carolina Fino	Lawyer	Gas Argentino S.A.	Alternate Director
		Central Dock Sud S.A.	Alternate Director
		Inversora Dock Sud S.A.	Alternate Director
		Pluspetrol Energy S.A.	Alternate Director
Roberto Alvarez Alvarez	Business Administration	Aldazabal y Cia. S.A: Soc. De Bolsa	Director
		Mapfre Argentina Seguros de Vida S.A.	Director
		Boldt S.A.	Alternate Director
Juan Carlos Fronza	Mechanical Engineer	--	--
Jorge Alberto Depino	Mechanical Technician	--	--
Diego Hollweck	Economist	Transportadora de Gas Bolivia - Brasil (TBG) S.A. (Brasil)	Director
		Companhia de Gas de São Paulo (Comgas) S.A. (Brasil)	Director
		Gas Argentino S.A.	Director
Cristian Marcaida	Mechanical Engineer	BG Argentina S.A.	President
		BG Inversiones Argentinas SA,	Vice President
		Gas Argentino S.A.	Alternate Director
		Gas Link SA,	Director
		MetroENERGIA S.A.	Director
		GCDS Suc Arg.	Legal Representative
Cynthia Gimenez Arrillaga	Business Administrator and Public Accountant	BG Group	Finance and Administration Manager
		BG Argentina S.A.	Director
		Gas Link SA,	Director
		BG Inversiones Argentinas SA,	Director
		BG International Limited Suc Argentina,	Legal Representative
		Gasoducto Cruz del Sur Suc Argentina.	Legal Representative
		MetroENERGIA S.A.	Alternate Director
Patricia Laura Carcagno	Chemistry Engineer	Gas Argentino S.A.	Alternate Director
		MetroENERGIA S.A.	Alternate Director
Neil Harvey	Public Accountant	-	-
Paul John Jordan	Geologist	BG Group South America	Technical Director
Andres Cordero Gimenez	Industrial Engineer	-	-
Gonzalo López Fanjul	Mines Engineer	Inversora Dock Sud S.A.	Director
		Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		MetroENERGIA S.A.	Director
		YPF S.A.	Alternate
		Gas Argentino S.A.	Director
Luis Chaparro	Technician	XEROX S.A.	Employee

      Compensation

      Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2006, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 580,324 and for executive officers paid or accrued in that year for services in all capacities was Ps. 3,871,631. Certain of our directors voluntarily forfeited their accrued compensation.

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

      Employees

      At December 31, 2006, we had 1,009 full-time and 3 part-time employees, a reduction of approximately 50% from the Takeover Date.

      The following table sets forth the number of employees at December 31, 2006, 2005 and 2004 by department:

Department	Number of Employees at December 31, 2006	Number of Employees at December 31, 2005	Number of Employees at December 31, 2004
General Directorate	44	44	43
Operations	436	433	427
Human Resources	59	57	64
Commercial	363	360	372
Corporate Affairs	14	13	15
Administration & Finance	96	94	93
Total	1,012	1,001	1,014

      As of December 31, 2006, approximately 33.3% of our employees were affiliated with Sindicato Capital, approximately 0.1% were affiliated with Asociacion del Personal Jerarquico, or "APJ", approximately 0.1% were affiliated with Union Personal Superior, or "UPS", and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2003, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

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

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2006.
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

      On December 7, 2005, Gas Argentino entered into an agreement with the holders of its financial indebtedness (funds managed by Ashmore Investment Management Limited, or the "Ashmore Funds," and Marathon Asset Management) to discharge all financial obligations related to such financial indebtedness in exchange for (i) the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of Gas Argentino's common stock amounting to 30% of Gas Argentino's post-issuance common stock, and (ii) the transfer to the Ashmore Funds and Marathon Asset Management of approximately 19.2% and 80.8%, respectively, of our Class B Shares owned by Gas Argentino (representing approximately 3.65% and 15.35%, respectively, of our capital stock). Gas Argentino has also informed us that such restructuring is subject to, among other things, approval by ENARGAS and the Comision Nacional de Defensa de la Competencia (the National Commission for Competition Defense). As of June 2007, such approval has not been obtained and such restructuring has not yet taken place. Gas Argentino has further informed us that in connection with such restructuring, its current shareholders (BG Inversiones Argentinas S.A., or "BG Inversiones," and YPF Inversora Energetica S.A., or "YPF Inversora") will sign a new shareholders' agreement with the Ashmore Funds that will require BG Inversiones' consent, YPF Inversora and the Ashmore Funds for a number of actions that we may propose to take and will contain provisions relating to the appointment of our directors, statutory auditors (sindicos) and officers. Upon consummation of such restructuring, Gas Argentino's capital stock will be held by BG Inversiones (38.3%), YPF Inversora (31.7%), and the Ashmore Funds (30%).

      Shares in Gas Argentino as of December 31, 2006 were held as follows:
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

      Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2006 was as follows:

Country	Class	Amount

Argentina	A	290,277,316(a)
	B	208,120,501(b)
	C	56,917,121
Other countries	B	13,856,270

      __________

      Notes:

      (a) Held by Gas Argentino.

      (b) 108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2006, we had 1,139 record holders of our stock in Argentina and 24 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 7.7 million, Ps. 5.1 million and Ps.4.6 million under the Technical Assistance Agreement during the years ended December 31, 2006, 2005 and 2004, respectively. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement".

      In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 1.6 million, Ps. 1.8 million and Ps. 2.4 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2006, 2005 and 2004, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the years 2006, 2005 and 2004. YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 51.6 million, Ps. 98.9 million and Ps. 98.3 million during the years ended December 31, 2006, 2005 and 2004, respectively, for gas purchases from YPF S.A. Additionally, Metro ENERGIA collected a commission for sales on behalf of YPF of approximately Ps. 0.9 million during 2006.

      Under the Gas Act and Decree No. 1738/1992, any individual or group producer of gas that is a controlling shareholder of Gas Argentino is prohibited from supplying (either directly or indirectly through other producers or resellers) more than 20% of the gas purchased by us in any given month. BG Group is not a gas producer in Argentina. In addition, we are prohibited from giving any of Gas Argentino's shareholders preferential treatment. Our management has managed and intends to continue managing our gas purchases and the other aspects of our business so as not to violate any such prohibitions.

      Additionally, during the years ended December 31, 2006, 2005 and 2004 we accrued expenses related to certain transportation contracts with Gas Natural BAN S.A., indirectly related to YPF S.A. amounting to approximately Ps. 7.0 million, Ps. 6.6 million and Ps. 9.0 million, respectively. As of December 31, 2005 and 2004 we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to YPF S.A, for approximately Ps. 0.6 million and Ps.1.1 million, respectively.

      We supplied gas and transportation and distribution services of approximately Ps. 1.9 million, Ps. 2.7 million and Ps. 2.1 million during the years ended December 31, 2006, 2005 and 2004, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

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

      Turnover Tax-Transfer to Tariff

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

      On January 12, 1998, ENARGAS issued Note No. 108, which provided for the Adjustment Mechanism to December 31, 1997. In this Note, ENARGAS authorized recovery of interest at a rate of 6% per annum on the under-invoiced amounts during the period between January 1993 and December 1997. The sums relating to the impact on tariffs resulting from the difference in the taxable base for the calculation of turnover tax in the Province of Buenos Aires accumulated during the above-mentioned period, net of amounts previously recovered, amounted to Ps.14.6 million, and have been included as "other income" in our income statement for the year ended December 31, 1997. In addition, interest accrued on the amounts originally accumulated at December 31, 1997, calculated at the rate of interest defined in Note No. 108 issued by ENARGAS, total Ps.2.2 million and have been included as financing and holding results in our income statement for the year ended December 31, 1997. In view of the term for recovery established by ENARGAS for Ps.16.8 million accumulated at December 31, 1997, ENARGAS established in Note No. 108 that such amounts accrue interest at a rate of 9.5% per annum on balances pending recovery at the end of each of our fiscal years. This recovery is detailed in a separate line item of the gas invoice, and it corresponds to users located in the Province of Buenos Aires.

      On March 20, 1998, we petitioned ENARGAS for permission to pass through to our tariff the cost variation resulting from the increase in turnover tax in the city of Buenos Aires. The claim made by us was rejected through Resolution No. 1,787, dated July 14, 2000. On August 23, 2000 we appealed this decision. Resolution of this matter by ENARGAS is still pending.

      On October 11, 2002, we requested a rate adjustment from ENARGAS pursuant to the Article 46, of Law No. 24076. This request has not been resolved by ENARGAS and we intend to include such adjustment in our tariff renegotiation.

      By means of several notes addressed to the ENARGAS, MetroGAS set forth the problem resulting from carrying out the recovery over existing customers up to the end of year 1997, due to customers removed from the service or customers with interrupted service in effect. Guidelines were requested to the ENARGAS in order to reallocate among active customers all amounts not recovered or any other alternative that the ENARGAS should consider appropriate. The ENARGAS never issued an answer and, considering that the 96-month term stipulated to recover this tax is already due, and since March 2006 this concept has no longer been invoiced to active customers, as of March 31, 2007, an allowance was registered for the remaining not recovered amount of Ps. 1.5 million.

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

      TGS filed a declaratory action against the Province of Rio Negro with the Supreme Court. On April 15, 2004, the Supreme Court decided to uphold the request made by TGS and consequently, declared that offers with tacit acceptance, which are the subject matter of this litigation, cannot be subject to stamp tax.

      On September 27, 2005, the Supreme Court ruled in the same way in a similar request made by Gas Natural Ban. We also filed a declaratory action against the Province of Neuquen before the Supreme Court and on December 27, 2005, the National Supreme Court ruled in our favor in the Neuquen case for assigned agreements. The Province of Neuquen requested that the legal fees and costs of the claim were proportionally distributed between each party. MetroGAS rejected such presentation and requested that all costs incurred were fully paid by the Province of Neuquen due to the fact that the claim was unsuccessful. The final resolution is pending.

      No assurance can be given as to whether the imposition by the Provinces of Neuquen and Rio Negro of stamp taxes on Gas del Estado's pre-privatization contracts will be upheld or whether we will be indemnified by the Argentine Government in respect of pre-privatization stamp taxes. There can be no assurance that new claims or tax proceedings will not be filed or initiated against us in respect of stamp taxes. Based on interim judicial decisions, we have not established any reserves for either current or potential stamp tax claims. Since these types of claims are not limited to us but involve the entire gas industry, the resolution of this controversy may entail a general agreement or regulatory change. See Item 3: "Risk Factors".

      Revision and Inspection of Works in Public Space Levy

      Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public space, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our tariffs.

      In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Space, or "SWA", entered into between public services companies and GCBA, it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate". In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of the Works in Public Space Rate", or the "Inspection Rate", which has the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

      GCBA has made various claims against us with respect to the Inspection Rate. As of March 31, 2007, the GCBA alleges that we owe approximately Ps.28.7 million (including interests, fines and legal fees) for the fiscal periods February 2000 to December 2003. Once our administrative appeals were exhausted, the GCBA initiated judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps.8.5 million. We filed a response based on incorrect data included in the instrument received. On March 15, 2006, we were notified of the resolution of the Court rejecting our response and ordering the continuation of the executory proceeding. We filed an appeal against that decision. On March 3, 2007, we were notified of the resolution of the Court of Appeals rejecting our appeal. We filed an appeal against such decision that was also rejected by the Justice Superior Tribunal of the City of Buenos Aires on April 20, 2007.

      On March 29, 2007, the Judge ordered, per the GCBA's request, an attachment on MetroGAS' accounts in HSBC amounting to Ps. 11.9 million. On April 3, 2007, MetroGAS filed a petition before the judge in order to revoke such injunction; it was rejected on April 25, 2007. In April 30, 2007 MetroGAS signed an agreement with the GCBA attorneys office for the payment of the legal fees incurred, by Ps. 3.1 million, in five consecutive and monthly installments, the first of which was paid in May 4, 2007. In May 7, 2007, MetroGAS and the GCBA informed the judge that they have reached an agreement by which MetroGAS (i) gave in payment the amount of Ps. 11.9 million attached, (ii) requested a payment plan for the remaining Ps. 13.7 million owed for the fiscal period February 2000 - December 2003 and also for the periods January 2004 - December 2006, and (iii) paid Ps. 3.1 million in legal fees. We have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass-through to the consumers the rate imposed by GCBA.

      Occupancy of Public Space Levy

      In 1998, GCBA created an Occupancy of Public Space Rate, or "Occupancy Rate" applicable (among others) to gas pipelines. We and other utility companies have challenged the validity of the Occupancy Rate. GCBA has made various claims against us with respect to the Occupancy Rate. As of March 31, 2007, we owe to the GCBA approximately Ps.45.9 million (including interests, fines and legal fees). Approximately Ps. 14.4 million were already paid as per the facility plans signed with the GCABA.

      On March 2005, the Energy Secretariat authorized Litoral Gas S.A., a gas distribution company, to include the Occupancy Rate amounts claimed by three municipalities of the Province of Santa Fe in the tariff paid by their customers. Due to GCBA's rejection of our administrative appeals we have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass-through to consumers the rate claimed by GCBA.

      Both Gas Natural Ban and Gas del Litoral S.A. challenged the validity of the Occupancy Rate in different cases. However, the Argentine Supreme Court has ruled that such Occupancy Rates are permitted under Argentine law. Therefore, according to the Gas Regulatory Framework, ENARGAS should approve the pass-through of these Occupancy Rates to customers. Although ENARGAS has in prior years approved the pass-through of the Occupancy Rates, it has not yet done so with respect to these most recent rates being charged by GCBA.

      As a result, certain distribution companies have requested that the Energy Secretariat grant the pass-through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In May 2005, in response to a Presentation filed by us, the Ministry of Economy's Legal Affairs Department commented favorably on the pass-through of these costs to customers through the tariffs and filed its comment with ENARGAS for the final decision. In July 2005, we were notified of an executory proceeding initiated by the GCBA to collect the Occupancy Rate owed by us. We also notified ENARGAS of our intention to pay the rate claimed by the GCBA in installments over the next five years. ENARGAS has advised us that we may apply to have the amounts we pay to the GCBA passed through to our customers after each installment is paid by us.

      In December 2005 we agreed with GCBA to make the payment in monthly installments for over five years.

      In March 2006 the first installment was paid, and in April and July 2006 we filed a new request with ENARGAS for the approval of the pass-through to tariffs. In November 2006 ENARGAS requested additional information in order to evaluate the impact the approval could have among our customers in the City of Buenos Aires. In December 2006 we provided such information, and in January 2007 we asked ENARGAS if there was any additional information needed to recognize the amounts we paid and approve the pass-through to tariffs.

      In addition three municipalities of the Province of Buenos Aires are claiming the payment of the Occupancy Rate for approximately Ps.9.4 million. We filed a request for the approval of the pass-through to tariffs for two of the municipalities, Esteban Echeverria and Berazategui, both jurisdictions where we are currently paying the Occupancy Rate. In June 2006 we received a letter from Esteban Echeverria municipality granting two alternatives to settle the payment. In December 2006, and due to the imminent initiation of judicial actions to enforce payment of the amounts claimed, and in order to avoid further consequences to the service we provide, we informed Esteban Echeverria municipality of our intention to pay in four consecutive installments the amount claimed (Ps.5.1 million), for the period between 2001 to 2005. The first payment was made in December 2006 and the last one in March 2007. On February 14, 2007 we received from Almirante Brown municipality the claim for the period between 2004 to 2006, which we rejected on March 1, 2007. On March 12, 2007, the municipality partially accepted our rejection and recalculated the amount owed by MetroGAS amounting to Ps. 2.9 million. In April 30, 2007, due to the imminent initiation of judicial actions to enforce payment and in order to avoid further consequences to the service we provide, we signed an agreement with Almirante Brown municipality in order to cancel the amount owed, which is payable in ten consecutive installments. The first payment was made in April 2007.

      We can give no assurance as to whether ENARGAS will ultimately allow us to pass-through these payments to the GCBA or the municipalities, whether other jurisdictions may claim similar levies or whether we will be permitted to pass-through any final amounts paid to our customers.

      Income Tax-Bad debt deduction

      On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on our income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 0.9 million and Ps. 1.6 million, respectively.

      On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of our real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of March 31, 2007, the residual accounting value of the attached fixed assets amounted to Ps. 38.0 million. On June 16, 2006, we requested the releasing of the attachment levied on our real property.

      The AFIP rejected the bad debt deduction, which was determined by us based on the following indicators:

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

      On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

      On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the Income Tax Law applicable to the years ended after the publication date (year 2002). One of its main objectives was to rule on the criteria in order for insignificant defaulted payments to be deducted as bad debts. The following cirteria were established: (i) the debts remain unpaid for at least 180 days, (ii) notice of non-payment must be served on the debtor and (iii) the debtor's service must be disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003, General Resolution No. 1,457 of AFIP was published, establishing the amount as Ps.1.5 thousand, and on June 18, 2004, General Resolution No. 1693 was published, which increased the deduction amount to Ps.5.0 thousand.

      On February 16, 2007, Division C of the Prosecuting Court notified us that it accepted that the amounts that could not be collected due to the removal of gas meters could be deducted from our income tax, but rejected our claim to deduct the amount we were unable to collect due to disappearance of the debtor. Based on the foregoing, the Prosecuting Court lifted the fine previously imposed on us

      The Prosecuting Court ordered AFIP, in the term of 30 days, to reassess our income taxes and compensatory interests. We will have the opportunity to review such reassessment. Once the reassessment becomes definitive, the period of time that each party has to appeal before the Court of Appeals will begin. As of the closing date of these financial statements we have not yet been notified of any such reassessment.

      Pursuant to the abovementioned decision of the Prosecuting Court and once the reassessment is received, we will appeal to the Court of Appeals for prior payment of the claimed taxes and then, provided a favorable judicial decision is issued by the Court of Appeals, we will request the reimbursement of the amount paid. In order to cover this contingency, we registered a provision for an estimated amount of $2.3 million until the definitive reassessment is issued by the AFIP.

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

      In July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Tax Authority of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

      On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its Resolution No. 112/2006 ratified the criterion followed by us and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS'. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

      In the event that MetroGAS is finally compelled to pay for such amounts, it will request the pass-through of such tax to the tariffs paid by customers in compliance with the terms of the License.

      Rates and charges

      Through Resolution No. 2778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On March 31, 2007 the total amount demanded by ENARGAS amounted to Ps. 18.3 million, including interests and fines, which has been recorded as a provision as of March 31, 2007.

      Executory proceedings

      As of the date of this annual report, several executory proceedings have been started by holders of Negotiable Obligations, that are pending resolution.

      Several bondholders have filed attachments on our current accounts and collections, amounting to Ps. 23.2 million as of March 31, 2007.

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

      We have not paid dividends for any of the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

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

      Significant Changes

    THE OFFER AND LISTING
      Offer and Listing Details

      New York Stock Exchange

      American Depositary Shares

      Our ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS". The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York (the "Depositary") on February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:

	High	Low

2002:	7.00	0.80
2003:	7.76	1.49
2004:	4.49	3.88
2005:	6.18	4.00
2006:	4.42	3.20

2005:
First Quarter	6.18	4.00
Second Quarter	5.15	4.25
Third Quarter	5.25	4.16
Fourth Quarter	5.10	4.09

2006:
First Quarter	4.42	3.90
Second Quarter	4.15	3.20
Third Quarter	2.55	3.21
Fourth Quarter	4.11	3.25

Recent Six Months
January 2007	5.25	3.88
February 2007	5.60	4.60
March 2007	4.60	4.11
April 2007	4.28	3.70
May 2007	4.89	4.40
June 1 through June 8, 2007	5.05	4.87

      On December 29, 2006, the last reported sales price of the ADSs on the New York Stock Exchange was US$4.07. On December 31, 2006, there were approximately 1,274,436 ADSs outstanding and approximately 27 holders of ADSs. Such ADSs represented approximately 5.7% of the total number of issued and outstanding Class B Shares as of December 31, 2006.

      Class B Shares

      The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR". The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:

	High	Low

2002:	1.10	0.32
2003:	2.15	0.54
2004:	2.15	1.00
2005:	1.74	1.19
2006:	1.41	0.99

2005:
First Quarter	1.74	1.26
Second Quarter	1.50	1.24
Third Quarter	1.51	1.19
Fourth Quarter	1.50	1.28

2006:
First Quarter	1.41	1.19
Second Quarter	1.29	0.99
Third Quarter	1.08	1.01
Fourth Quarter	1.21	1.02

Recent Six Months
January 2007	1.59	1.24
February 2007	1.70	1.42
March 2007	1.37	1.26
April 2007	1.47	1.30
May 2007	1.45	1.36
June 1 through June 8, 2007	1.53	1.48

      On December 29, 2006, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.19 per share. On December 31, 2006, there were approximately 1,161 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets

      The Argentine Securities Market

      There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854 and on which approximately 97% of all equity trades in Argentina are executed. Total trading volume in the equity securities of Argentine companies as of December 31, 2006 was approximately US$ 4.9 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2006, the market capitalization of shares of the 96 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately US$ 401.5 billion compared to US$ 254.4 billion on December 31, 2005. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market", affiliated with such exchange.

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

      The Buenos Aires Stock Market

      The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 133 shareholders are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. each business day of the year.

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

      Certain information regarding the Argentine securities market is set forth in the table below:
	2006	2005	2004	2003	2002

Market capitalization (US$ billions)	401.5	254.4	231.6	185.1	103.3
Annual volume (US $ millions)	4,920	6,204	4,435	2,889	1,272
Average daily trading volume (US$ millions)	21.4	24.6	16.4	10.5	5.1
Number of listed companies	96	95	96	99	107

      __________

      Source: Buenos Aires Stock Exchange.

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

      As of December 31, 2006, the NYSE listed approximately 2,764 issuers, which includes operating companies, closed-end funds and exchange traded funds. The NYSE's listed companies represented a total global market value of approximately US$25 trillion, as of December 31, 2006. These companies include a cross-section of large, midsize and small capitalization companies. Non-U.S. issuers play an increasingly important role on the Exchange and are valued at $9.6 trillion.

      On March 7, 2006, the NYSE Group, Inc., a for-profit, publicly-owned company, was formed out of the merger of the New York Stock Exchange and Archipelago Holdings, Inc.  The merger is the largest ever among securities exchanges.

      On March 22, 2006, the New York Stock Exchange received approval from the Securities and Exchange Commission to begin full implementation of its Hybrid Market initiative. Designed to offer customers greater choice in order-execution services, the NYSE Hybrid Market expands customer ability to trade instantaneously with certainty and anonymity without sacrificing the price improvement and market quality of the floor-based NYSE auction market. Also, during 2006, the NYSE completed Phase I, II of the NYSE Hybrid Market and launched Phase III. On June 1, 2006, NYSE Group, Inc. and Euronext N.V. announced that they signed an agreement to combine the leading U.S. and pan-European securities trading exchanges in a merger of equals. The new group, to be named NYSE Euronext, will globally redefine the marketplace for trading cash and derivatives securities, producing significant benefits for shareholders, issuers and users. The strategic partnership will create the world's largest and most liquid securities marketplace. In addition, on February 15, 2007, NYSE Euronext, Inc., NYSE Group, Inc. and Euronext N.V. announced that NYSE Euronext, Inc., through its indirect wholly owned subsidiary NYSE Euronext (Holding) N.V., would commence an exchange offer for all of the outstanding shares of Euronext. The exchange offer closed on March 21, 2007 and the settlement and delivery of the offer, as well as the admission of the NYSE Euronext shares on Euronext Paris and on NYSE, took place on April 4, 2007.

      Certain information regarding the Non-U.S. Companies which trade in the NYSE is set forth in the table below:
	2006	2005	2004	2003	2002
Non-U.S. Companies' capitalization (US$ billions)	1,795	1,234.8	977.3	729.4	702.3
Non-U.S. Companies' Annual volume (US$ millions)	53,458	40,877.1	38,365.1	34,881.8	33,803.5
Non-U.S. Companies' Average daily trading volume (US$ millions)	213,0	162.2	152.2	138.4	134.1
Non-U.S. Companies' Number of listed companies	451,4	453	460	467	473
Countries	47	47	47	50	51

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

Shareholders meetings may be ordinary or extraordinary. At ordinary shareholders' meetings, shareholders consider and resolve the following matters:

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
    approving increases in the corporate capital not exceeding five times the current amount; and
    issuance of negotiable bonds, or "negotiable obligations".

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

Shareholders may be represented by proxies at shareholders meetings. Our Directors, members of the Supervisory Committee, managers and employees cannot act as attorney-in-fact. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, syndics and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

The quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing the majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the By-Laws require a higher number.

An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty percent of the shares entitled to vote, provided a greater quorum is not required by the By-Laws. On second notice, shareholders representing thirty percent of the shares entitled to vote are required.

Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the By-Laws, or required by law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a material change of the corporate purpose or the total or partial refunding of the capital stock. In such circumstances, a majority vote of all eligible shares is necessary. Approval of a merger or spin-off also requires the vote of a majority of all eligible shares except in the case of a publicly held company, in which case the approval by a majority of eligible votes present is required to approve the transaction.

When the meeting affects the rights of a class of shares, the consent or ratification of the relevant class of shares is required. The relevant class of shares must hold a special meeting governed by the rules for ordinary meetings of shareholders.

Shareholders' decisions may be voided by a court order when shareholders' meetings have been held in circumstances contrary to the law, our By-Laws or internal regulations.

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19.550, as amended), Decree No. 677/2001, the rules and regulations of the CNV and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "NYSE") and, consequently, we are subject to the rules and regulations of the NYSE.

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

303A.02.

Requirement: Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company; directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

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

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19.550, as amended, corporate supervision is entrusted to a Comision Fiscalizadora, or a "Supervisory Committee". The election of its members, individually known as síndicos (syndics), and the organization and procedures of the committee are regulated by our By-Laws.

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

Certain Powers of the Board of Directors

Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under Section 1881 of the Civil Code and Section 9 of Decree No. 5965/1963 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco de la Nacion, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

The compensation of the directors is set at shareholders' meetings. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special functions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at the shareholders meeting.

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

In the past, preemptive rights in respect of stock could only be restricted in certain exceptional cases by a resolution of an extraordinary meeting of shareholders. However, pursuant to Decree No. 2284/1991, ratified by Law No. 24307 on December 30, 1993, any company (including us) authorized by the CNV to publicly offer its stock may additionally limit or suspend preemptive rights in respect of such stock in accordance with the rules of the CNV.

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

If any company wishes not to become subject to the mandatory tender rules described above, it must, in the first shareholders' meeting to be held after April 6, 2003, decide to include in its by-laws a clause stating that it is a "Company Not Adhering to the Optional Mandatory Tender Offer Regime". If the company in question fails to opt out by approving such a resolution as aforesaid, it shall become irrevocably subject to the described requirements.

MetroGAS opted out of such mandatory tender rules.

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

The last modification of our by laws was approved on July 29, 2005, and registered with the Public Registry of Commerce under number 11027, book 29 of Corporations. The amendment increased the number of members of the Board of Directors from 9 to 11, amending article 20 to reflect that change. It also states that three of the members of the Board of Directors should be elected by Class B Shareholders meeting and have to be independent pursuant to Argentine Law and Rule 10 A enacted pursuant to the Securities Exchange Act of 1934.

      Material Contracts

      On May 12, 2006, we issued US$ 242.5 million and Euros 26.1 million pursuant to the Indenture dated April 28, 2006. For a complete description with the terms of the Indenture, please see: Item 5 "Management's Discussion and Analysis and Results of Operations-Debt Restructuring."

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

      On January 6, 2002, the Public Emergency Law, (i) repealed the Ps.l to US$1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

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

      As from June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, are required to be registered with the Central Bank. In addition, after September 3, 2002, the proceeds of new financings (including loans, issuance of bonds, credit facilities, repos, etc.) are required to be brought into the local market and exchanged into Pesos, and the principal of such debt cannot be repaid abroad prior to 365 days from the date on which the proceeds of the financing is brought into the local market and converted into Pesos. As a general rule, financial assistance related to foreign trade is exempted from this time limit (subject to certain requirements). Additionally, capital contributions made by Argentine residents into local direct investment companies are also exempted from the 365-day restriction.

      Currently, under the Central Bank's exchange regulations proceeds of new financing must be transferred into Argentina and converted into Pesos in the local exchange market within 365 days as from the relevant disbursement. Repayment of principal of, and interest on, foreign indebtedness, was initially subject to the Central Bank's prior authorization. Currently, local companies, including us, may:

      a) Pay interest abroad on foreign debt at maturity or 15 days in advance of the due date, without prior Central Bank authorization. Access to the local exchange market for the payment of interest services is limited to (i) interest accrued as from the date the proceeds of the financing are brought into the local market and converted into Pesos, or (ii) interest accrued as from the disbursement date provided the financing proceeds are deposited in the corresponding accounts of licensed entities for their transfer and conversion into Pesos within 48 hours following disbursement.

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

      Argentine residents' earnings in foreign currency in connection to the sale of nonfinancial and nonmanufactured products such as patents, commercial brands, copyrights, royalties, licenses, concessions, leases and other transferable contracts, must be exchanged in the local foreign exchange market, within thirty (30) days from the date of the reception of the funds, in Argentina or abroad. Access to the foreign exchange market is limited to US$2 million per month to Argentine residents and Argentine companies who desire to make a portfolio or other liquid investments abroad, provided they do not have due and unpaid external debt at the time of access to the local exchange market. In the case of portfolio investments to be applied within a certain period to the payment of dividends or the making of direct investments abroad, the amount limits may be increased.

      Pursuant to Decree No. 616/2005, (i) new foreign indebtedness shall be for not less than 365 days, except foreign trading financing and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange, and depending on the type of financing, the obligation to constitute a 30% dollar-denominated, non-interest bearing and non-transferable deposit may apply, and (ii) any entrance of funds of nonresidents aimed at (a) holdings of local currency; (b) acquisition of financial assets or liabilities excluding direct foreign investment and financing of new issuances of debt securities in a public offering and listing on a Argentine stock exchange; and (c) investment in sovereign debt securities acquired in the secondary market; is subject to the following restrictions: (a) such funds can be transferred abroad after a 365-day term; (b) the foreign currency must be exchanged in the local foreign exchange market and deposited in a local financial institution; and (c) the investor shall make a deposit of 30% of the relevant investment amount for a 365-day term.

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

      Pursuant to the Income Tax Law, a 35% withholding tax is applicable to the amount of dividends distributed on the ADSs or Class B Shares in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. For purposes of such withholding tax, or the "equalization tax", "net taxable income" is (i) the net taxable income for the year minus the income tax already paid on such income, plus (ii) dividends and income on equity investments allocable to such fiscal year which were not computed to determine the net taxable income for general income tax calculation purposes. We will withhold the appropriate tax, if applicable.

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

      The Personal Assets Tax Law No. 23966, as amended, and related regulations have not yet been extensively interpreted or applied by the Argentine tax authorities or courts, and, accordingly, certain aspects of such law remain unsettled. It remains unclear, for example, whether the references to "direct" ownership refer only to record ownership (including ownership by a Depository) or extend to beneficial ownership. In addition, the concept of "trading", as used in the laws in relation to non-Argentine corporations and other entities, has not yet developed, leaving it unclear whether such term refers to actual and ongoing trading, periodic trading or merely consummation of an offering of securities within or outside Argentina. There can be no assurances concerning the interpretation or application of these and other provisions of the law and related regulations by the tax authorities and courts.

      We, like other Argentine issuers, are liable for the payment of this tax with respect to Argentine securities (in this case, the ADSs or Class B Shares) owned by non-Argentine corporations and other entities. Thus, we may eventually seek reimbursement from the direct owner of such securities in respect of any amounts paid to Argentine tax authorities as personal assets tax (whether by foreclosing on such securities, deducting dividends or otherwise).

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

      Shares in business entities also subject to Presumptive Minimum Income Tax are excluded from the taxable asset base.

      If the Presumptive Minimum Income Tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax in excess over the Presumptive Minimum Income Tax that may be generated in the next ten fiscal years.

      Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and on each credit. Thirty-four percent of the amounts paid under this tax will be creditable to the income tax liability or presumptive minimum income tax liability of the account owner.

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

      For purposes of the following discussion, "U.S. Holder" means a beneficial owner of ADSs or Class B Shares that is, for United States federal income tax purposes, an individual who is a citizen or resident alien of the United States; a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State thereof or the District of Columbia; an estate that is subject to United States federal income taxation without regard to the source of its income; or a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) if the trust has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

      A "non-U.S. Holder" is a holder of ADSs or Class B Shares who is a beneficial owner of such ADSs or Class B Shares but who is neither a U.S. Holder nor a partnership.

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

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. non-corporate holders (including individuals) with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income". Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC". The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC for United States federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the Internal Revenue Service, or IRS, no assurances can be provided that we will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

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

      Subsidiary Information

Not Applicable.

    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk, including changes in foreign exchange rates and interest rates, in the normal course of our business. We do not hold or issue derivative financial instruments for trading purposes. We do not expect that our results of operations or liquidity will be materially affected by the use of derivative financial instruments, if any.

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

From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps.1.00 per US$ 1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the U.S. PPI.

In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps.1.00 to US$1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to 1,357.1 million at December 31, 2002 from Ps.424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2006, 2005 and 2004 our foreign-denominated financial debt amounted to Ps. 731.0 million, 1,577.7 million and Ps.1,518.8 million, respectively.

Our foreign exchange net gain (loss) during 2006, 2005 and 2004 were Ps. (45.1) million, Ps. 48.6 million and Ps.(60.9) million, respectively.

The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2006 and 2005, that may be sensitive to changes in interest rates and foreign exchange:

				Expected maturity Date
	2006	Interest Rate	Fair Value	Past Due	2007	2008	2009	2010	2011	More than 5 years
	Thousands of Ps.		Thousands of Ps.	Thousands of Ps.	Thousands of Ps.	Thousands of Ps.	Thousands of Ps.	Thousands of Ps.	Thousands of Ps.	Thousands of Ps.
Negotiable Obligations
Series A	2,431	9.88%	Hold out debt due 2003	2,431
Series B	12,364	7.38%	Hold out debt due 2002	12,364
Interest payable	5,496			5,496
Current financial debt	20,291
Negotiable Obligations
Series 1 (4)	670,105	8% (1)	660,053		-	-	-	67,011	134,021	469,073
Series 2 Class A (5)	19,151	3% (2)	18,864		-	-	-	-	-	19,151
Series 2 Class B (6)	105,301	1.8% (3)	103,721			-	-	-	-	105,301
Present value discount	(83,871)
Non current financial debt	710,686
  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.
  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.
  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.
  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.
  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

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

    On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of US$93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, US$130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and US$50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the "Solicitations"). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to US$299,700,226 (including the equivalent of US$23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

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

    CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

There were no significant changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2006, that could materially affect these controls subsequent to the date we completed the evaluation of our disclosure controls and procedures.

Beginning with the year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. During 2006, we continued the preparation for compliance with Section 404 of the Sarbanes-Oxley Act. Where weaknesses were identified, they were addressed. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act we may identify additional deficiencies in our internal control over financial reporting and, if so, will take corrective actions accordingly for their remediation. Our activities in 2007 are particularly focused on control issues.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina acted as our independent registered public accounting firm for the years 2006 and 2005. The table below sets forth the fees for services performed by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm for the years 2006 and 2005 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2006	2005
	(in Pesos)
Audit Fees	516,964	271,240
Audit-Related Fees	281,302	258,325
Tax Fees	60,000	45,000
Total	858,266	574,565

Audit Fees

Audit fees are fees agreed upon with Price Waterhouse & Co. S.R.L., for the years 2006 and 2005 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2006 and 2005 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.) and fees related to services rendered in connection with the restructuring of our financial debt.

Tax Fees

Tax fees in 2006 and 2005 were related to services agreed-upon for tax compliance.

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-64.

    EXHIBITS

    Exhibit No. Description

    1.1 English translation of the By-Laws as amended to the date of filing, incorporated by reference to Exhibit 1.1 to MetroGAS S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F")

    2.1 Supplemental Indenture for Series 1 Notes and Series 2 Notes (Supplemental to Indenture dated September 8, 1999 as amended), incorporated by reference to Exhibit 2.1 to the 2005 Form 20-F.

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

    4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) for the company and have:

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

    Date: June 22, 2007

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

    4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) for the company and have:

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

    Date: June 22, 2007

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

    Date: June 22, 2007

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

    Date: June 22, 2007

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

    METROGAS S.A.

    By: /s/ Roberto Brandt
    Name: Roberto Brandt
    Title: Chief Executive Officer

    Date: June 22, 2007

    METROGAS S.A.

    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

    Ps.: Argentine pesos

    US$: U. S. dollars

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    To the Board of Directors and Shareholders of
    MetroGAS S.A.

    We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2006 and 2005, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    As discussed in Note 3.4 to the financial statements, in order to comply with regulations of the Comisión Nacional de Valores ("CNV"), the Company discontinued inflation accounting as from March 1, 2003. The application of these regulations represent a departure from accounting principles generally accepted in Argentina, which requires inflation accounting be discontinued as from October 1, 2003. The effect of this departure is no longer material to the consolidated financial statements as of December 31, 2006 and for the year then ended.

    In our opinion, except for the effects on the 2005 and 2004 consolidated financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

    Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to 20 to the consolidated financial statements. As described in Note 17, the effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for all periods.

    PRICE WATERHOUSE & CO. S.R.L.
Carlos N. Martinez (Partner)

    Buenos Aires, Argentina
    March 2, 2007 (except with respect to the
    matters discussed in Note 17 to 21 to the
    consolidated financial statements, as to which the date is June 22, 2007)

    METROGAS S.A.

    CONSOLIDATED BALANCE SHEETS
    AS OF DECEMBER 31, 2006 AND 2005
    (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	52,349	523,784
Investments (Note 5 b))	20,284	146
Trade receivables, net (Note 5 c))	131,271	129,282
Other receivables (Note 5 d))	28,685	41,761
Inventories, net (Note 5 e))	2,923	2,451
Total current assets	235,512	697,424

NON - CURRENT ASSETS
Other receivables (Note 5 f))	122,925	224,218
Fixed assets, net (Note 5 g))	1,674,400	1,704,104
Total non - current assets	1,797,325	1,928,322
Total assets	2,032,837	2,625,746

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5 h))	163,729	144,757
Financial debt (Note 5 i))	20,291	1,673,107
Payroll and social security payable	11,537	9,342
Taxes payable (Note 5 j))	37,469	36,099
Other liabilities	4,333	2,306
Provisions (Note 22 d))	70,722	34,738
Total current liabilities	308,081	1,900,349

NON - CURRENT LIABILITIES
Accounts payable (Note 7))	16,578	18,122
Financial debt (Note 5 k))	710,686	-
Taxes payable	23,329	26,031
Total non - current liabilities	750,593	44,153
Total liabilities	1,058,674	1,944,502
MINORITY INTEREST	458	92
SHAREHOLDERS' EQUITY (as per related statement)	973,705	681,152
Total	2,032,837	2,625,746

    The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    CONSOLIDATED STATEMENTS OF INCOME
    FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
    (In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2006	2005	2004

Sales (Note 5 l))	873,893	891,992	814,072
Operating cost (Note 22 c))	(625,583)	(699,354)	(638,823)
Gross profit	248,310	192,638	175,249

Administrative expenses (Note 22 b))	(62,467)	(56,043)	(51,989)
Selling expenses (Note 22 b))	(73,582)	(53,531)	(64,361)
Operating income	112,261	83,064	58,899

Financing and holding results generated by assets
Holding results	671	(548)	(18,240)
Interest on commercial operations	13,206	15,954	8,816
Interest on financial operations	55	-	-
Exchange gain	13,783	8,328	2,765

Financing and holding results generated by liabilities
Holding results	(3,714)	(9,622)	(4,041)
Interest on commercial operations	(211)	(851)	(71)
Interest on financial operations	(82,748)	(108,519)	(107,281)
Gain on debt restructuring	388,748	-	-
Gain on present-valuing long term financial debt	83,567	-	-
Exchange (loss) gain	(58,931)	40,260	(63,654)
Others	(22,144)	(1,686)	(1,569)

Other income, net	1,398	2,979	1,399
Minority interest	(365)	(81)	-
Income (loss) before income tax	445,576	29,278	(122,977)
Income tax	(153,023)	(867)	-
Net income (loss) for the year	292,553	28,411	(122,977)

Income (loss) per share (Notes 3.7 and 19 b))	0.51	0.05	(0.22)

Income (loss) per ADS (Notes 3.7 and 19 b))	5.14	0.50	(2.16)

    The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
    (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2006	2005	2004
Cash flows from operating activities
Net income (loss) for the year	292,553	28,411	(122,977)
Interest expense accrued during the year	82,748	108,519	107,281
Income tax accrued during the year	153,023	867	-

Adjustments to reconcile net income (loss) to cash flows provided by operating activities
Minority interest	365	81	-
Depreciation of fixed assets	71,885	90,500	85,992
Net book value of fixed assets sold	4,781	11,398	2,111
Allowance for doubtful accounts	2,165	(11,248)	7,871
Allowance for inventory obsolescence	10	441	950
Disposal for fixed assets	3,807	-	-
Contingencies reserve	7,950	6,018	-
Materials consumed	2,062	1,820	1,631
Holding results	3,714	9,622	14,825
Exchange (gain) loss	58,931	(40,260)	63,654
Gain on debt restructuring	(388,748)	-	-
Gain on present-valuing long term financial debt	(83,567)	-	-

Changes in assets and liabilities
Trade receivables	(4,131)	(68,105)	(24,677)
Other receivables	(26,342)	(69,096)	(13,766)
Inventories	(2,544)	(1,851)	(2,021)
Accounts payable	13,539	103,600	40,049
Payroll and social security payable	2,195	1,593	1,316
Taxes payable	4,031	44,898	14,978
Other liabilities	126	(3,044)	(3,607)
Interest payable and other	(19,008)	(3,416)	(1,948)
Contingencies	(10)	-	(463)
Minimum presumed income tax paid during the year	(9,298)	(11,403)	(10,592)

Net cash provided by operating activities	170,237	199,345	160,607

Cash flows used in investing activities
Increase in fixed assets	(48,915)	(44,565)	(31,090)
Net cash used in investing activities	(48,915)	(44,565)	(31,090)

Cash flows provided by financing activities
Cash contributions of minority shareholders	-	10	-
Payment of loans	(432,954)	-	-
Interest paid	(139,665)	-	-
Net cash (used) provided by financing activities	(572,619)	10	-

Increase in cash and cash equivalents	(451,297)	154,790	129,517
Cash and cash equivalents at the beginning of the year	523,930	369,140	239,623
Cash and cash equivalents at the end of the year	72,633	523,930	369,140

    The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
    (In thousands of Argentine Pesos unless otherwise indicated)

	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Restated balance as of December 31, 2003	569,171	684,769	45,376	(523,598)	775,718

Net loss for the year	-	-	-	(122,977)	(122,977)

Balance as of December 31, 2004	569,171	684,769	45,376	(646,575)	652,741

Net income for the year	-	-	-	28,411	28,411

Balance as of December 31, 2005	569,171	684,769	45,376	(618,164)	681,152

Net income for the year	-	-	-	292,553	292,553

Balance as of December 31, 2006	569,171	684,769	45,376	(325,611)	973,705

    The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

    NOTE 1 - THE COMPANY'S BUSINESS

    MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

    Through Executive Decree No. 2459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license (hereinafter referred to as "the License") to provide the public service of natural gas distribution in the area of the City of Buenos Aires and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

    MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the common stock of the Company; 20% of the Company's common stock, which was originally owned by the Argentine Government, was offered to the public as described in Note 11 and the remaining 10% is owned by the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 14).

    As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

    NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS

    2.1 General Considerations

    Since December 2001 the Argentine Government has adopted a number of measures in order to cope with to the crisis that hit the country which implied a deep change in the economic model effective so far.

    The most important measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

    2.2. License renegotiation process

    As part of the mentioned measures, on January 9, 2002, Law No. 25561, the Public Emergency Law ("Emergency Law") was enacted and subsequently amended by other laws, decrees and regulations. These rules have implied for MetroGAS a substantial change in terms of the License and its relation with the Argentine Government, modifying the program of tariffs reviews accorded in the Law No. 24076 (or "Gas Act") and its complementary regulations.

    The Emergency Law authorized the Argentine Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability. The evolution of tariffs renegotiation with the Argentine Government is described in Note 9.

    2.3. Contracts denominated in US dollars or containing dollar adjustment clauses

    The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

    NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

    Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order to settle an equitable result. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

    The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the gas distributors for claims resulting from the Emergency Law, which suspension would become a final waiver on December 31, 2006.

    2.4. Financial debt restructuring process

    Due to these significant adverse changes, on March 25, 2002 MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness.

    After negotiations held during all these years, on November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an Acuerdo Preventivo Extrajudicial ("APE", an out -of-court restructuring agreement pursuant to Argentine Law).

    On May 12, 2006, the Company concluded the restructuring process, performing the effective exchange of the bonds. See Note 10 for details.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

    The Company's significant accounting policies are as follows:

    3.1. Generally accepted accounting principles

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in Notes 3.4.), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or "CNV"). Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Notes 17 to 20 to these consolidated financial statements.

    The consolidated financial statements include the accounts of MetroGAS and its subsidiary over which MetroGAS has effective control. All significant intercompany balances and transactions have been eliminated in consolidation.

    In accordance with Argentine GAAP, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

    A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2006	2005	2004
MetroENERGIA S.A. (i) .	95%	95%	-

    (a) Percentage of equity interest owned has been rounded.

    (i) The Company formed MetroENERGIA S.A. on April 20, 2005 and commenced operations on May 16, 2005. As a result, the results of operations of MetroENERGIA S.A. were included in the consolidated statement of income as from May 16, 2005.

    Adoption by CNV of accounting standards:

    The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006.

    The most significant changes included in the accounting standards adopted by the CNV relates to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

    Under the new standards, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

    The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

    3.2. Cash and cash equivalents

    For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    3.3. Use of estimates

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

    3.4. Presentation of consolidated financial statements in constant Argentine pesos

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its consolidated financial statements until December 31, 2001.

    As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution No. 6, as amended by Technical Resolution No. 19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

    On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003.

    If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders' equity for the fiscal years ended December 31, 2005 and 2004 would be significant, as follows: (i) assets as of December 31, 2005 and 2004 would have decreased by Ps. 34.6 million and Ps. 36.8 million, respectively (ii) shareholders' equity as of December 31, 2005 and 2004 would have decreased by Ps. 34.6 million and Ps. 36.8 million, respectively. The non-recognized inflation effect on net income and shareholders' equity for the fiscal years ended December 31, 2006 would not be significant.

    The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index ("WPI") published by the INDEC, as follows:

    -Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;
    -Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and
    -Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within "Net financial expense".

    Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

    3.5. Reclassifications

    Certain reclassifications of prior's year information have been made to conform with the current year presentation.

    3.6. Significant accounting policies

    The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

    a) Cash and banks

    Cash and cash held in banks were recorded at face value.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    b) Foreign currency assets and liabilities

    Foreign currency assets and liabilities were valued at exchange rates at year-end.

    c) Short-term investments

    Mutual funds and government bonds were valued at market value at year-end.

    Saving accounts deposits and fixed term deposits were valued at face value plus accrued interest at year-end.

    d) Trade receivables and accounts payable

    Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the "amortized cost" method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end. Trade receivables also include unbilled accrued services. The Company provides for losses relating to doubtful accounts based on management's evaluation of various factors.

    e) Financial debt

    Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor's perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. Additional information is given in Note 10.

    Financial debts not included in the financial debt restructuring process corresponding to Negotiable Obligations Series A and B were valued at face value plus accrued interest at year-end.

    f) Other receivables and payables

    Other receivables and payables were valued at face value incorporating financial results accrued through year-end.

    g) Inventories

    Warehouse materials were valued at replacement cost at year-end. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at year-end.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    h) Fixed assets

    Fixed assets received from GdE were valued at their transfer price at the time the License was granted restated for inflation as mentioned in Note 3.4.. This original value was allocated among the different categories of items making up the total value based on the work of independent appraisers. Useful lives were assigned based on the remaining service life of the assets at the time of transfer according to type of asset, conservation and renewal/maintenance plans.

    Subsequent additions were valued at cost, restated for inflation as mentioned in Note 3.4., less accumulated depreciation. Certain gas distribution networks built by third parties were valued based on construction cost.

    For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

    The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

    The cost of fixed assets includes direct costs and applicable overhead. In addition, the Company capitalizes interest on long-term construction projects, as applicable. The Company did not have any capitalized interest in 2006. Capitalized overhead was $3,139 for the year ended December 31, 2006. Capitalized interest and overhead was $5,988 for the year ended December 31, 2005.

    Fixed assets as a whole do not exceed the estimated realizable value.

    Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives.

    Gas in pipelines is valued at acquisition cost restated for inflation as mentioned in Note 3.4.

    The recorded value of fixed assets does not exceed its fair value at year-end.

    i) Income tax

    As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented were computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries. The Company records income taxes using the method required by Technical Resolution No. 17 ("RT 17"). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

    The following table shows changes and breakdown of deferred tax assets and liabilities:

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the year	(136,780)	3,139	(10,698)	(1,643)	18,800	(127,182)
Balances as of December 31, 2006	151,040	11,725	-	20,765	(151,040)	32,490

    Deferred liabilities
	Fixed assets	Financial debt	Other	Total
Balances as of December 31, 2005	(10,529)	-	(6,952)	(17,481)
Movements of the year	441	(29,355)	7,009	(21,905)
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)

    Deferred income tax assets generated by the tax loss carry forward recorded by the Company amounted to Ps. 151,040 and Ps. 287,820 at the end and the beginning of the year, respectively. The tax loss carry forward can be offset against profits for future years, Ps. 121,145 expiring in 2007 and Ps. 29,895 expiring in 2009.

    The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, the current expiration period of tax loss carry forwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2006, a valuation allowance for an amount of $151,040 has been provided for deferred tax assets.

    Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income (loss) as a result of the following:

.	December 31,
	2006	2005	2004
Income tax expense on pre-tax income (loss)	155,952	10,247	(43,042)
Permanent differences
Restatement into constant currency	15,266	18,035	19,737
Non deductible expenses and non- Taxable income	605	(1,043)	(2,275)
Valuation allowance on deferred income tax assets	(18,800)	(26,372)	25,580
Total income tax expense	153,023	867	-

    Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:

	December 31,
	2006	2005	2004
Income tax determined for fiscal purpose	140,716	12,522	(21,046)
Temporary differences	31,107	14,717	(4,534)
Valuation allowance on deferred income tax assets	(18,800)	(26,372)	25,580
Total income tax charged in results	153,023	867	-

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    As indicated in Note 3.1., the new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 307 million and Ps. 322 million, at nominal values, at the end and beginning of the year, respectively. The difference of Ps. 15 million would have impacted in the result of the year. It is estimated that these liabilities will be reverted by approximately Ps. 12 million per year.

    j) Minimum presumed income tax

    The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company's tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years. The Company has determined an additional charge for the year ended December 31, 2006 for the tax on minimum presumed income of $8,632, which, together with the previous year charges, was deferred as "Other non-current receivables". These charges have been estimated as recoverable based on the Company's tax projections and the 10-year legal expiration term for use of the credit.

    k) Severance payments

    Severance payments made to employees are expensed as incurred.

    l) Balances with related parties

    Balances with related parties mainly generated by operations and other services were valued based on conditions agreed between the parties.

    m) Provision for contingencies

    The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor disputes and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters.

    As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

    n) Revenue recognition

    Gas distribution revenues are recognized as gas is delivered, and include amounts for services rendered but not yet billed at the end of each year.

    Volumes delivered were determined based on gas volumes purchased and other data.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    o) Impairment of long-lived assets

    The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

    3.7. Income (loss) per share and per ADS

    Income (loss) per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2006, 2005 and 2004. Each ADS represents ten Class "B" shares.

    3.8. Information by segment

    The Company is required to disclose segment information in accordance with Technical Resolution No. 18 ("RT 18") "Specific Considerations for the Preparation of Financial Statements". RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. The Company has one reportable segment, gas distribution.

    3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

    As of December 31, 2006, 2005 and 2004, MetroGAS has not used any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    Trade receivables from the Electric Power Generating companies are as follows:
	December 31,
	2006	2005
Electric Power Generating Companies	48,260	39,743

    The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2006, 2005 and 2004 were 9.5%, 20.8% and 19.3%, respectively.

    NOTE 4 - INITIAL DETERMINATION OF THE VALUE OF NET ASSETS

    The transfer price of the net assets contributed to the Company was determined based on the price of US$ 362,021 paid for 70% of the outstanding capital stock. The value of the remaining 30% of the shares was also determined on this basis. The initial debt due to the Federal Treasury and YPF S.A. ("YPF") (US$ 110,000), assumed by the Company under the Transfer Agreement, was added to the total net assets so calculated (US$ 517,173), in determining the aggregate original value of fixed assets. Such value converted at the exchange rate in effect as of the Transfer Agreement, has been restated for inflation as mentioned in Note 3.4.

    The transfer price of these assets was approved by Resolution No. 1409 of the Argentine Economy Ministry ("EM") and was converted at the exchange rate in effect on the Transfer Date.

    NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

    Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:
	December 31,
	2006	2005
Assets
Current assets
a) Cash and banks
Cash	446	168
Banks	37,025	521,284
Collections to be deposited	14,878	2,332
	52,349	523,784
b) Investments
Government securities	35	37
Savings account deposits	16	8
Mutual funds	10,152	101
Fixed term deposits	10,081	-
	20,284	146
c) Trade receivables, net
Trade accounts receivable	96,938	109,105
Unbilled revenues	10,102	26,809
Receivables from sales on behalf third parties	46,322	16,149
Tax on banking transactions to be recovered	3,902	5,102
Change in gross revenue tax for the Province of Buenos Aires (Note 16.1)	1,481	1,547
Allowance ((Note 22 d))	(1,481)	-
Related parties (Note 7)	65	-
PURE (i)	(1,555)	3,309
Allowance for doubtful accounts (Note 22 d))	(24,503)	(32,739)
	131,271	129,282

    (i) Corresponds to receivables related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of the ENARGAS.

d) Other receivables
Deferred financing costs	-	20,026
Other advances	24,354	17,387
Insurance and other prepaid expenses	1,741	2,430
Other receivables	1,657	1,248
Tax receivables	882	620
Related parties (Note 7))	51	50
	28,685	41,761
e) Inventories, net
Warehouse materials	3,826	3,432
Allowance for inventory obsolescence (Note 22 d))	(903)	(981)
	2,923	2,451
Non-current assets
f) Other receivables
Net deferred income tax (liabilities) assets (Note 3.6.i)	(6,896)	142,191
Receivables for minimum presumed income tax (Note 3.6.j)	54,527	45,895
	47,631	188,086
Levy for study, revision and inspection of works in public space to be passed through (GCABA) (Note 16.4.1)	28,044	-
Levy for occupancy of public space to be passed through (GCABA) (Note 16.4.2)	40,380	35,514
Levy for occupancy of public space to be passed through (Esteban Echeverria) (Note 16.4.2)	5,663	-
Others	1,207	618
	122,925	224,218
g) Fixed assets, net
Original value	2,609,071	2,570,086
Accumulated depreciation	(934,671)	(865,982)
	1,674,400	1,704,104

    NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

    Detail of fixed assets for the last two years is as follows:
		December 31, 2006			December 31, 2005
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,564	19,996	55,568	75,564	18,390	57,174
High pressure mains	2.22% to 10%	268,847	146,485	122,362	263,466	134,702	128,764
Medium and low pressure mains	1.19% to 10%	1,502,522	411,182	1,091,340	1,479,371	379,755	1,099,616
Pressure regulating stations	4% to 12.5%	57,774	30,694	27,080	57,695	28,801	28,894
Consumption measurement installations	2.85% to 5%	327,814	103,684	224,130	326,342	92,046	234,296
Other technical installations	6.67%	46,930	32,822	14,108	46,930	29,909	17,021
Machinery, equipment and tools	6.67% to 20%	26,334	24,309	2,025	26,140	23,545	2,595
Computer and telecommunications equipment	5% to 50%	152,681	141,875	10,806	150,556	135,557	14,999
Vehicles	10% to 20%	9,682	8,781	901	10,035	9,445	590
Furniture and fixtures	10% to 20%	5,456	5,410	46	5,453	5,399	54
Materials	-	6,130	-	6,130	4,345	-	4,345
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	64,814	-	64,814	56,809	-	56,809
Advances to fixed assets suppliers	-	-	-	-	176	-	176
Distribution network extensions constructed by third parties	1.82% to 2.38%	55,736	9,641	46,095	54,040	8,570	45,470
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(3,427)	(208)	(3,219)	(2,807)	(137)	(2,670)
Allowance for obsolescence of materials (Note 22 d))	-	(1,744)	-	(1,744)	(1,744)	-	(1,744)
Disposal for fixed assets	-	(3,757)	-	(3,757)	-	-	-
		2,609,071	934,671	1,674,400	2,570,086	(865,982)	1,704,104

    NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2006	2005
Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	49,269	70,713
Other purchases and services	23,691	19,913
Related parties (Note 7))	32,107	23,672
Payables from sales on behalf third parties	36,865	18,416
PURE (i)	15,075	9,635
Transportation Trust Fund (ii)	6,722	2,408
	163,729	144,757

    (i) Corresponds to payables related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of the ENARGAS.

(ii) Collected amounts related to Transportation Trust Fund which are pending deposit in a trust.

i) Financial debt (Note 10)
Overdrafts with foreign financial institutions (Note 22 a))	-	151,600
Overdrafts with Argentine financial institutions	-	75,672
Negotiable bonds (face value) (Note 22 a))	14,795	1,090,126
Interest and other expenses payable to foreign financial institutions (Note 22 a))	5,496	336,009
Interest and other expenses payable to Argentine financial institutions	-	19,700
	20,291	1,673,107
j) Taxes payable
Value added tax	11,733	7,952
Levy for occupancy of public space GCABA	8,251	7,025
CNG tax	5,962	5,289
Income tax	4,297	7,681
Gross revenue tax	3,638	4,268
Provincial and municipal taxes	1,823	2,849
Other taxes	1,765	1,035
	37,469	36,099
Non-current liabilities
k) Financial debt (Note 10)
Negotiable bonds (face value) (Note 22 a))	794,557	-
Negotiable bonds (fair value discount)	(83,871)	-
	710,686	-

Statement of Income	December 31,
	2006	2005	2004
l) Sales
MetroGAS's gas sales	488,928	726,327	718,254
MetroENERGíA's sales on own behalf	130,802	21,492	-
MetroGAS's transportation and distribution services	177,597	95,553	75,493
MetroGAS's other sales	29,425	27,251	-
MetroGAS's processed natural gas sales	38,760	20,034	20,325
MetroENERGíA's selling commission	8,381	1,335	-
	873,893	891,992	814,072

    NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

    The due dates of investments, receivables and payables are as follows:
	December 31,
	2006	2005
6.1. Investments
- Becoming due
less than 3 months	20,176	45
- Without due date	108	101
Total	20,284	146

6.2. Receivables
- Past due
less than 3 months	15,713	13,141
from 3 to 6 months	4,401	1,606
from 6 to 9 months	2,387	595
from 9 to 12 months	752	471
from 1 to 2 years	5,194	7,220
more than 2 years	18,760	25,273
Sub-total	47,207	48,306
- Without due date	22,884	15,486

- Becoming due
less than 3 months	108,447	113,722
from 3 to 6 months	3,098	2,479
from 6 to 9 months	1,587	2,022
from 9 to 12 months	1,236	21,767
from 1 to 2 years	9,994	7,283
more than 2 years	112,931	216,935
Sub-total	237,293	364,208
Allowance for doubtful accounts	(24,503)	(32,739)
Total	282,881	395,261

6.3. Payables (1)
- Past due
less than 3 months	1,291	10,017
from 3 to 6 months	117	3,038
from 6 to 9 months	483	-
from 9 to 12 months	-	757
from 1 to 2 years	3,996	479,953
more than 2 years	23,630	1,202,427
Sub-total	29,517	1,696,192
- Without due date	2,538	1,959

- Becoming due
less than 3 months	186,621	157,293
from 3 to 6 months	4,924	2,747
from 6 to 9 months	9,205	1,627
from 9 to 12 months	4,554	5,793
from 1 to 2 years	14,516	19,056
more than 2 years	736,077	25,097
Sub-total	955,897	211,613
Total	987,952	1,909,764

    (1) For the purpose of this disclosure, Provisions were not included.

    NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

    As of December 31, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%, fixed-term time deposits bearing interest at an annual rate of 9.50% and mutual funds with an average annual yield of 6.73%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

    The receivable corresponding to the change in the tax rate for gross revenue tax in the Province of Buenos Aires accrued interest at an annual rate of 9.5% until December 31, 2005, in accordance with the ENARGAS and considering the recovery term of such credit. Payables do not accrue interest, except for the financial debts, which are detailed in Note 10 and taxes payable in relation to the occupancy of public space levy payment plan. Certain payables accrue CER adjustment clause.

    NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

    Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

    MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

    These consolidated financial statements include the following transactions with related parties:

    * Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

    * Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

    * Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

    During the years ended December 31, 2006, 2005 and 2004, MetroGAS entered into certain transactions with Gas Natural BAN S.A. and Astra Evangelista S.A., as mentioned below. Both companies are indirectly related to YPF.

    Under the Law No. 24,076 (the "Gas Act") and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2006, 2005 and 2004, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

    NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

    Significant transactions with related parties are as follows:

	December 31,
	2006	2005	2004

Gas sales	1,920	2,727	2,086
Commissions for sales on behalf third parties	883	-	-
Gas purchases	51,638	98,853	98,278
Transportation services	6,970	6,622	8,966
Fees for other services	-	604	1,130
Technical operator's fees	7,737	5,056	4,638
Personnel supply	1,601	1,765	2,380
Other income	33	45	242

    NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

    The outstanding balances as of December 31, 2006 and 2005 from transactions with related parties are as follows:
	December 31				December 31
	2006				2005
	Trade receivables	Other receivables	Accounts payable		Other receivables	Accounts payable
	Current	Current	Current	Non Current	Current	Current	Non Current
Controlling company:
Gas Argentina S.A.	-	48	-	-	46	-	-

Significant influence:
YPF Inversora Energética S.A.	-	1	-	-	1	-	-

Other related parties:
BG Argentina S.A.	-	4	3,230		5	3,382	-
BG International Limited	-	5	10,265	16,578	5	2,486	18,122
YPF S.A.	-	-	17,470		-	16,683	-
Operadora de Estaciones de Servicios S.A.	65	-	-	-	-	-	-
Astra Evangelista S.A.	-	(5)	-	-	(5)	-	-
Gas Natural BAN S.A.	-	(2)	1,142		(2)	1,121	-
Board of directors and management:	-	-	-	-	-	-	-
	65	51	32,107	16,578	50	23,672	18,122

    NOTE 8 - RESTRICTED ASSETS

    As indicated in Note 2, the following provisions have been and/or may be modified. It is not possible to assess the impact of any such modifications.

    A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of the licensed service. The Company is obligated to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

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

    Upon expiration of the License, the Company will be obligated to transfer to the National Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

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

    NOTE 9 - REGULATORY FRAMEWORK

    As indicated in Note 2, the following provisions have been and/or may be modified. It is not possible to assess the impact of any such modifications.

    The natural gas distribution system is regulated by Law No. 24076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

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

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

    The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

    * Serious and repeated failure by the Company to meet its obligations.

    * Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

    * Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

    * Bankruptcy, dissolution or liquidation of the Company.

    * Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

    * Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

    The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    9.2. US PPI semi-annual adjustment

    ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

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

    With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

    Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

    As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

    In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

    The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

    9.3. Tariff renegotiation

    On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the EM with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services.

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

    Through Executive Orders No. 2,437/02 and No. 146/03 the Government provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

    The Government through Decree No. 311/03 created a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

    The UNIREN is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

    On October 1, 2003, the Government passed Law No. 25790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended until December 31, 2005, through Law No. 25972, December 31, 2006, through Law No. 26077 and December 31, 2007 through Law No. 26204.

    The UNIREN summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyze different issues related to the license renegotiation. On November 28, 2003 the UNIREN sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

    On January 13, 2004, MetroGAS sent a note to the UNIREN proposing to include in the agenda issues that the Company considers relevant.

    On January 13, 2005 the UNIREN sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits.

    Since the Company received the mentioned Letter of Understanding (which did not have the necessary means to evaluate the project properly) have maintained a fluency communication whit UNIREN, complying with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future.

    After the Public Hearing held on April 22, 2005, in June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still a unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

    On November 24, 2005 the UNIREN sent to MetroGAS a project of Letter of Understanding where there were issues set forth by the Company that had not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

    On April 21, 2006 UNIREN sent MetroGAS a new project of Letter of Understanding. The Company realized some technical comments and sent them to the UNIREN on June 9, 2006 for its consideration.

    As of the date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    9.4. New Regulation

    In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

    Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 15), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market ("EGM") between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

    In May 2005 the Energy Secretariat issued Resolution No. 752/05, modified by Resolution No.930/05, which ruling by this way the Article No. 4 of Decree No. 181/04, that establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers.

    On December 22, 2005 the Energy Secretariat passed Resolution No. 2,020/05 which rules Resolution No. 752/05. Such resolution established a schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 trough Resolution No. 275/06).

    In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

    Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and created the mechanism of assignation of natural Gas for CNG through which the stations sellers of CNG receives natural gas through an offer and demand mechanism in the EGM.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

    On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG until December 31, 2006. This agreement will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs. The mentioned agreement was later extended until December 31, 2007.

    In March, June and September 2006, the procedures established for CNG purchase in the EGM were carried out. As a result, volumes of gas that CNG had to acquired directly from gas producers were established.

    On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that integrate the global volumes of natural gas that the producers commit themselves to inject into the transport system, (ii) fixes a regime of priorities for nominations and confirmation of nominations of natural gas to be fulfilled by producers and transportation companies, defining penalties for breaches, (iii) classifies the "initial minimum reserve" of CNG stations in operation in February of 2004 as uninterruptible (IV) incorporates a mechanism by which the natural gas distributors have to register desbalances of the consumptions of CNG stations below the nominations made by distributors to such effects. Such desbalances must be invoiced by the producers to the distributors at CNG value, or compensated between them, and (v) authorizes the natural gas distributors to use certain volumes of natural gas including in contracts of natural gas transaction celebrated by users directly with the producers, under certain conditions.

    Moreover, during 2006, there were some changes regarding the so called "trust charge" that natural gas distribution companies charge their industrial users on behalf and order of Nación Fideicomisos S.A, established by Executive Order No. 180/04 to finance infrastructure works regarding natural gas transportation and distribution. Originally, according to such Executive Order, the said trust charge was not taxed. Without detriment to that, according to what is established by Executive Order No. 1,216/06 from the issuing date of such Executive Order, the trust charge is levied with Value Added Tax ("VAT") at a 21% rate. Since there existed no detailed guidelines regarding operative issues concerning the billing and collection of VAT imposed on trust charge by natural gas distribution companies, MetroGAS, in conjunction with other distributors, proposed before the Nación Fideicomisos S.A., ENARGAS and ES a billing and collection plan which stands for the interests of all the parties involved and at the same time protects MetroGAS from any contingency deriving from the collection of the trust charge. As of the date of the issuance of these financial statements, none of the three mentioned authorities opposed MetroGAS' proposal; considering this to be a tacit acceptance, MetroGAS has already started to invoice VAT on the trust charge and to render it to Nación Fideicomisos S.A.

    In January 5, 2007 Resolution No. 2008/06 was published in the Official Bulletin stipulating the creation of a new trust charge under Law No. 26095, excepting some customers (Residential, small stores and industries and CNG) from its payment. On January 11, 2007 Resolution ENARGAS No. 3689/07 was published in the Official Bulletin fixing the values for the said trust charge. On February 9, 2007 MetroGAS received note from the ENARGAS No. 808/07 by which the administrative process for the invoicing, collection and deposit of this new trust charge is determined. However, as of the date of the issuance of these financial statements, Nación Fideicomisos S.A: has not provided the necessary information to MetroGAS to be able to invoice this charge to its customers.

    NOTE 9 - REGULATORY FRAMEWORK (Contd.)

    9.5. MetroENERGÍA incorporation

    According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95% of the common stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. This company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA. The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA common stock, respectively.

    Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

    Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users, General Service "P" users and CNG following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies. It should be mentioned that contracts with large customers, General service "G" and General service "P" expired on December 31, 2006.

    In addition, MetroENERGÍA signed contracts with some producers of natural gas to invoice in its own behalf and on behalf of third party natural gas sales that producers carry out to CNG stations with in the scope of the Mechanism of Natural Gas Allocation under Energy Secretariat Resolutions No. 752/05, 2020/05 and 275/06. These contracts expire on May 1, 2007.

    In accordance with conversations held between the National Government and gas producers, agreements entered into were extended until April 30, 2007 under the same conditions in force in December 2006, including prices. In this context, MetroENERGIA extended natural gas supply to its customers (industries, electric power plants and stores) with whom it has entered into agreements until May 1, 2007, under the same conditions previously mentioned.

    NOTE 10 - FINANCIAL DEBT

    The following table sets forth the conditions of the Company's financial debt as of December 31, 2006 and 2005:
	December 31,
	2006			2005
	Ps.	Interest Rate	Maturity	PPs.	Interest Rate	Maturity
Negotiable Obligations
Series A	2,431	9.875%	04/01/2003	303,200	9.875%	04/01/2003
Series B	12,364	7.375%	09/27/2002	392,766	7.375%	09/27/2002
Series C	-	-	-	394,160	Libor + 3.25%	05/07/2004

Overdrafts with Argentine financial institutions	-	-	-	151,600	7.94%-11.26%	02/19/2002 06/14/2002

Overdrafts with foreign financial institutions	-	-	-	75,672	8%	03/25/2002
Interest payable	5,496	-		355,709	-
Current financial debt	20,291			1,673,107

Negotiable Obligations

Series 1	670,105	8% (1)	12/31/2014 (4)	-	-	-

Series 2 Class A	19,151	3% (2)	12/31/2014 (5)	-	-	-

Series 2 Class B	105,301	1.8% (3)	12/31/2014 (5)	-	-	-

Actual value discount	(83,871)	-		-	-
Non current financial debt	710,686			-

    (1) Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

    (2) Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

    (3) Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

    (4) The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

    (5) The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

    NOTE 10 - FINANCIAL DEBT (Contd.)

    Details regarding the amount of interest and the effect of the capitalized interest for the year ended December 31, 2006 and 2005 are as follows:
	December 31,
	2006	2005	2004
- Nominal financial cost	82,748	110,055	108,164
- Capitalized interest (Note 22. b)	-	(1,536)	(883)
Total interest charged to income	82,748	108,519	107,281

    1998 Global Program:

    At the Extraordinary Shareholders' Meeting held on December 22, 1998, the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, the Extraordinary Shareholders Meeting approved a five-year extension of the Global program effective as from August 19, 2004, that was authorized by CNV on March 31, 2005.

    Under the Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii). Series B, on September 27, 2000, by the amount of Euro 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

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

    On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

    MetroGAS' proposal consisted in an invitation to subscribe the APE and basically offered three options to their financial creditors:

    * Cash option by which the Company offered to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

    * Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

    * Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

    NOTE 10 - FINANCIAL DEBT (Contd.)

    On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

    Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euro 40 million, which will be given in exchange to current bondholders.

    On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euro 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

    The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

    The restructuring of the financial debt generated a gain of Ps. 388,748 which, net of the income tax effect represented a net gain of Ps. 252,686 mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests net from costs related to the transaction.

    MetroGAS, and its subsidiary, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

    * Mandatory redemption with excess cash ("Excess Cash Redemption"): the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

    * Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

    * Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

    * Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

    * Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

    NOTE 10 - FINANCIAL DEBT (Contd.)

    * Limitation on transactions with controlling company, controlled company or under common control.

    Pursuant to the Excess Cash Redemption provision, the Company calculated that there was no excess cash available for the period commencing on April 1 and ending on September 30, 2006. Nonetheless, the Company allocated available funds to purchase US$ 17.4 million worth of principal amount of Series 1 Notes.

    NOTE 11 - COMMON STOCK

    As of December 31, 2006, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
Class of Shares	Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

    The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total common stock of Ps. 569,171. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

    Gas Argentino owns 70% of the Company's common stock, 20% of the Company's common stock was distributed in an initial public offering as specified below and 10% of the Company's common stock is hold by the PPP (Note 14).

    In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's common stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this common stock is property of private investors.

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

    After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

    NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

    In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's legal reserve, until it reaches 20% of the subscribed capital including the adjustments to common stock.

    NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (Contd.)

    Cash dividend distributions will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

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

    In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of common stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

    * The sale covers 51% of MetroGAS' common stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

    * The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

    * The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

    Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

    Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, common stock of the said company representing 30% of its common stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' common stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

    Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

    NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN ("PPP")

    At the inception of the Company, the owner of Class C shares was the National Government. However, Decree No. 1189/92 of the National Government, which provided for the creation of the Company, established that 10% of the common stock represented by Class "C" shares was to be included in the PPP, as required under Chapter III of Law No. 23696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

    In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. Amounts are accrued provided retained earnings exist.

    Participants in the PPP must purchase their shares from the National Government for Ps. 1.10 per share, either by paying cash or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee retains custody of the Class "C" shares until they are fully paid by employees.

    NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

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

    15.1. Gas supply

    In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in the Provinces of Tierra del Fuego, Neuquén and Santa Cruz, Argentina.

    As indicated in Note 9, the Company renegotiated all of the gas purchase contracts in order to adapt contract conditions to current regulations, including Resolution No. 275/06 and 2020/05, and complementary, and the schedule of prices established by Resolution No. 208/04.

    Based on these renegotiations, the gas supply contracted as of December 31, 2006 is the following:

    Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	9.1	2.4	0.9	0.5	0.4
MMCF/d (2)	319.4	84.2	32.1	16.2	13.0

    According to these long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay undertake-or-pay contracts are detailed below:

    Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	7.1	1.7	0.8	0.4	0.3
MMCF/d (2)	248.7	61.5	29.6	14.6	11.7
Amounts committed/year (3)	140.3	28.9	13.0	6.4	5.1

    (1) Million cubic meters per day

    (2) Million cubic feet per day

    (3) Million Pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts until December 31, 2006. Volumes as from July 1, 2007 depend on prices renegotiation. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases. As of the date of issuance of these financial statements MetroGAS is renegotiating the commercial conditions for 2007 with natural gas producers. In accordance with conversations held between the national government and gas producers, the agreements were extended up to April 30, 2007 under the same conditions in force at present; keeping during that period the prices in force in December 2006.

    NOTE 15 - LONG-TERM CONTRACTS (Contd.)

    The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2006.

    15.2. Gas transportation

    MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2006.

    The Company is obligated to pay approximately Ps. 383.6 million for the period between 2007 and 2008; Ps. 378.0 million for the period between 2009 and 2010 and Ps. 672.7 million for the period between 2011 and 2021, for firm transportation capacity under such contracts.

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

    15.4. Technical assistance agreement

    Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 or 7% of the amount obtained after subtracting US$ 3,000 from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

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

    NOTE 15 - LONG-TERM CONTRACTS (Contd.)

    The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360, adjusted by CER or, 7% of Company net profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 7.

    During the present year the fee on profits has been accrued since it is over Ps. 3,000 adjusted by CER and since the financial debt restructuring has been achieved.

    NOTE 16 - FISCAL AND LEGAL MATTERS

    16.1. Gross revenue tax

    On November 17, 1997, ENARGAS issued Resolution No. 544/97 authorizing the Company to pass through to the tariff the cost effect of the change in the taxable base for the Gross revenue Tax of the Province of Buenos Aires for the period January 1993 to December 31, 1997, amounting to Ps. 16,824. This resolution established a period of 96 months to recover the amounts.

    As such, this receivable accrues interest at a rate of 9.5% per annum until December 31, 2005.

    On March 20, 1998, the Company requested ENARGAS to pass through to the tariff the cost effect of the increase in gross revenue tax rate in City of Buenos Aires. On July 14, 2000, ENARGAS issued Resolution No. 1,787 rejecting the claim. On August 23, 2000, the Company filed an administrative recourse, which was rejected by ENARGAS on November 15, 2000. The Company then filed the administrative recourse provided by Article 100 of the Proceedings Law. At the date of these consolidated financial statements, the claim is pending resolution by ENARGAS.

    Notwithstanding the above, on October 11, 2002, MetroGAS requested ENARGAS a rate adjustment pursuant to Article 46 of Law 24,076.

    The Company addressed several notes to ENARGAS stating that it was not possible to recover the pass-through amounts from certain customers which existed as of December 31, 1997 but that they were disconnected and/or removed from service as of the date of actual recovery. The Company requested ENARGAS to issue guidelines to enable the Company to allocate the pass-through amounts to existing active customers, or to establish any other mechanism to recover the pass-through amounts. ENARGAS did not issue and/or comment on the request, and due to the fact that the original term of 96 months already expired, and that the Company ceased billing this pass-through item to active customers, the uncollected balance as of December 31, 2006 amounting to Ps. 1,481 was fully provided for.

    16.2. Stamp tax

    On April 4, 2001, the Company was served notice by the tax authorities of the Province of Neuquén of a final assessment with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including penalties and interest).

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp taxes of Ps. 23.8 million (including penalties and interest) with respect to transportation contracts entered into after the privatization of GdE.

    On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to certain offers with tacit acceptance between several gas companies and MetroGAS that were executed after the privatization of GdE.

    MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province and to request the CSJN, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed the Province to suspend actions for collecting the stamp tax.

    Furthermore, on April 6, 2001 TGS informed MetroGAS the final assessment made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including penalties and interest). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

    The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

    ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

    On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of Provincial Decree No. 786/98. Furthermore, the Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

    MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an assessment.

    MetroGAS has filed defense with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

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

    MetroGAS filed a declaratory action against the Province of Neuquen before the CSJN. On December 27, 2005, the CSJN ruled in favor of MetroGAS in the Neuquen case for assigned agreements.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

    MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no recognized provision for this tax.

    16.3. Income tax

    On November 5, 2002, the Company was served notice by the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 and Ps. 1,585, respectively.

    On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of December 31, 2006, the residual accounting value of the attached fixed assets amounted to Ps. 38.2 million. On June 16, 2006 the Company requested the releasing of the attachment levied on the company's real property. As of the date of the issuance of these financial statements this file is pending of resolution.

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

    On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

    On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1.5. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5.0, was published.

    Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS.

    The Prosecuting Court ordered D.G.I., in the term of 30 days, the reassessment of income taxes and compensatory interests. Realized that reassessment by the fiscal authority the company will have the possibility of revision it. Once the reassessment becomes definitive, the terms for both parties to appeal before the Court of Appeals will start counting.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    In accordance to what has been mentioned above, the Company understands that have enough elements to obtain favorable results after the mentioned appeal and for this reason, MetroGAS has not recorded a provision for contingencies according to this matter.

    16.4. Levy for study, revision and inspection of works in public spaces, and occupancy of public space

    16.4.1 Levy for study, revision and inspection of works in public space

    In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public space ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

    From 2000 onwards, the GCABA included in its budget a levy for study, revision and inspection of works in public space applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

    On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the levy for study, revision and inspection of works in public space, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the levy for occupancy of public space, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

    As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the levy for study, revision and inspection of works in public space.

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

    On March 15, 2006 notice was served of the Court's Resolution that dismisses MetroGAS' defense and orders the execution be carried out. This resolution was appealed and as of the date of issuance of these financial statements the file is pending of resolution.

    The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24076 and Art. 9.6.2 of Decree No. 2255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the levy for occupancy of public space was contested, as it is exposed in point 16.4.2.

    MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the levy for study, revision and inspection of works in public space and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 28,044 and simultaneously has been registered a provision for that amount plus an estimation of fees and costs amounting to Ps. 3,000.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    16.4.2 Levy for occupancy of public space

    In 1998, the GCABA created a levy for occupancy of public space, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

    As from 2003 the GCABA has demanded MetroGAS the payment of the levy for occupancy of public space. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

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

    In April 2005, the General Department of Legal Affairs of the EM, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

    On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Payment Facilitation Plan in 60 monthly installments ruled by Resolution No. 2,722 for the mentioned fiscal years. On the same date, another note was presented in such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004.

    On January 16, 2006 another note was presented requesting to be able to resort to another Payment Facilitation Plan for the first three quotas of the year 2005. The Company continues paying, in due time and proper form, the quarter quotes and each of the quotes of the facilitation plans.

    On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated, sending the payment slips from the payment facilitation plan's second and third paid installments.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    On November 28, 2006 the ENARGAS requested the submittance of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

    Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps.6,575 (incidental expenses included) concerning the right to occupancy of public space corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

    On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected;(Executive Order No 465/2005) Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

    On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the period's installments were regularly paid.

    In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

    On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

    On July 14, 2006 the Municipality of Esteban Echeverría was notified of the note sent to the ENARGAS and was reminded that by virtue of the letter signed, they were obliged not to promote or start any legal action regarding the collection of rates for occupancy of public space.

    On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS sent a formal letter to the Municipality expressing its agreement towards one of the payment facilitation plans previously offered to the company. Such plan consists in paying the historical amount (Ps.5,124) from 2000 to 2005 in four (4) installments, the first of which was paid on the same date. Dated December 27, 2006 a letter of understanding was signed with the Municipality, formalizing MetroGAS' adherence to the payment plan.

    MetroGAS has recorded these concepts under the heading Other non current receivables for Ps.40,380 and Ps.5,663 for the above mentioned rate corresponding to the Autonomous City of Buenos Aires and the Municipality of Esteban Echeverría, respectively as MetroGAS considers it has an acquired right to be recognized the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Space every time it is so stipulated by the gas industry regulatory framework. Law No 24076 (Sect 41) and Executive Order No 2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa, pronounced that Sect 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect 41 of Law No 24076.

    Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the EM, MetroGAS considers that it is possible to recover the said credit.

    16.5. Gross revenue tax (Province of Buenos Aires) - Rate increase

    During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province.

    MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

    In July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

    On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) ratified the criterion followed by the Company.

    In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

    16.6. Rates and charges

    Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million.

    The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2006 the total amount demanded by the ENARGAS amounted to Ps. 18,098, including interests and fines, which has been recorded as a provision.

    16.7. Executives proceedings

    At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

    NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

    Certain bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 21,613 as of December 31, 2006.

    16.8. Others

    At the date of issuance of these consolidated financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's consolidated financial statements as of December 31, 2006.

    NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME (LOSS) TO US GAAP

    The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

    The principal differences between Argentine GAAP and US GAAP as they relate to the Company are described in Note 18, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

    The following is a summary of the significant adjustments to net income (loss) for each of the three years in the period ended December 31, 2006 and shareholders' equity as of December 31, 2006, 2005 and 2004 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2006	2005	2004
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	973,705	681,152	652,741
US GAAP adjustments:
- Receivables for change in gross revenue tax for the Province of Buenos Aires	-	(1,547)	(4,057)
- Other receivables	(74,087)	(35,514)	-
- Troubled debt restructuring	(437,249)	-	-
- Debt restructuring expenses	-	(20,026)	(12,841)
- Inventory valuation	(1,243)	(935)	(890)
- Discounted value of certain receivables	2,247	2,458	1,769
- Deferred income taxes	(161,327)	(432,670)	(460,149)
Shareholders' equity in accordance with US GAAP	302,046	192,918	176,573

	December 31,
	2006	2005	2004
Reconciliation of net income (loss):
Net income (loss) in accordance with Argentine GAAP	292,553	28,411	(122,977)
US GAAP adjustments - Increase (Decrease):
- Receivables for change in gross revenue tax for the Province of Buenos Aires	1,547	2,510	2,371
- Other receivables	(38,573)	(35,514)	-
- Troubled debt restructuring	(437,249)	-	-
- Debt restructuring expenses	20,026	(7,185)	(4,793)
- Inventory valuation	(308)	(45)	(81)
- Prepaid dividends	-	-	8,145

    NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME (LOSS) TO US GAAP (Contd.)
	December 31,
	2006	2005	2004
- Discounted value of certain receivables	(211)	689	(574)
- Deferred income taxes	271,343	27,479	18,882
Net income (loss) in accordance with US GAAP	109,128	16,345	(99,027)

Earnings per share "Basic & Diluted":
Argentine GAAP
Income (loss) per share	0.514	0.050	(0.216)
Income (loss) per ADS	5.140	0.499	(2.161)
US GAAP
Income (loss) per share	0.192	0.029	(0.174)
Income (loss) per ADS	1.917	0.287	(1.740)
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208
Description of changes in shareholders' equity under US GAAP:	December 31,
	2006	2005
Shareholders' equity in accordance with US GAAP as of beginning of year	192,918	176,573
Net income (loss) in accordance with US GAAP	109,128	16,345
Shareholders' equity in accordance US GAAP as of end of year	302,046	192,918

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

    The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

    a) Inflation accounting

    As indicated in Note 3.4., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company's consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

    Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the US GAAP information for all periods presented.

    The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

    b) Receivable for changes in gross revenue tax for the Province of Buenos Aires

    As permitted by the ENARGAS, the Company passes through gross revenue taxes to customers. In December 1997, the ENARGAS authorized the Company to pass through to the then active customers a change in the gross revenue tax rate of the Province of Buenos Aires. The ENARGAS determined that this item would be passed through during a period of 96 months. Under Argentine GAAP, the Company recognized as revenue for the year ended December 31, 1997, the entire effect of this change in the gross revenue tax rate. Under US GAAP, this additional revenue was deferred and recognized as income as service was provided. However, as discussed in Note 16.1, in 2006, the Company ceased billing this pass-through item to then active customers and determined that an amount remained uncollected. Under Argentine GAAP, the Company provided for this uncollected receivable.

    The US GAAP reconciling item for the year ended December 31, 2006 reflects the reversal of this allowance for doubtful accounts since this amount had been originally charged to expense in 1997.

    c) Other receivables

    As discussed in Note 16.4.2., the Company recognized as a regulatory asset and liability certain pass-through items such as levies for study, review and inspection of works in the public space of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in SFAS No. 71, "The Effects of Certain Types of Regulation" and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects the reversal of this regulatory asset.

    d) Troubled debt restructuring

    As discussed in Note 10, the Company completed the restructuring of its outstanding indebtedness in May 2006 (the "Debt Restructuring"). The Debt Restructuring involved the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In this connection, the Company issued new debt instruments.

    Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps.388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurate with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed by the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the year ended December 31, 2006, the Company recorded an $ 11.2 loss on accretion.

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

    Under US GAAP, the Company performed an analysis under both SFAS No.15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-04, "Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15", to assess whether the Debt Restructuring represented a troubled debt restructuring. Following the EITF 02-04 guidance, the Company concluded that the Debt Restructuring was in fact a troubled debt restructuring since (i) the Company was in financial difficulties and (ii) creditors had granted it a concession. T he concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructuring was accounted for as a combination of a partial debt settlement and a continuation of debt with modified terms.

    SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

    Accordingly, for those restructured payables where their total future cash payments specified by the new terms were less than the respective carrying amounts (eight out of nine payables), then the carrying amounts were reduced to an amount equal to the total future cash payments specified by the new terms, and a gain on restructuring was recognized under US GAAP equal to the amount of the reduction. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

    On the other hand, for those restructured payables where their carrying value did not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original payables.

    In summary, the US GAAP reconciling item reflects the (a) reversal of the full gain on Debt Restructuring recognized under Argentine GAAP; (b) the computation of the gain on Debt Restructuring under US GAAP; (c) reversal of the effect of discounting the future cash payments at a rate of 10.21 % under Argentine GAAP; (d) reversal of the interest expense computed under Argentine GAAP, and (e) the computation of interest expense under US GAAP (for the payable for which no gain was recognized under US GAAP)

    The US GAAP reconciling item for the Debt Restructuring is comprised as follows:

    Included in the reconciliation of net income (loss):

Millions of Ps.

Reversal of a portion of gain on restructuring recognized under Argentine GAAP (a)	(427)
Computation of gain under US GAAP (b)	8
Reversal of the present value recognized under Argentine GAAP (c)	(84)
Reversal of interest expense computed under Argentine GAAP (d)	73
Computation of interest expense under US GAAP(e)	(7)
Total US GAAP reconciling item for Debt Restructurings	(437)

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

    e) Debt restructuring expenses

    As further discussed in Note 10, the Company completed its Debt Restructuring in May 2006 which had taken it more than two years to complete. Under Argentine GAAP, fees incurred in connection with the Debt Restructuring during the years ended December 31, 2005 and 2004 had been capitalized (the "2005 and 2004 fees"). Under Argentine GAAP, the 2005 and 2004 fees together with the fees incurred in 2006 were charged to expense reducing the gain on Debt Restructuring recognized in 2006. Under US GAAP, the 2005 and 2004 fees were charged to expense as incurred. The reconciling item in 2006 reflects the reversal of the charge to expense of the 2005 and 2004 fees

    f) Inventory valuation

    As described in Note 3.6.g), the Company values its inventories at replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are valued at the lower of cost or realizable value.

    g) Prepaid dividends

    Prior to the declaration of dividends in 2002 on the 2001 results, the Company had paid cash dividends of Ps. 33.9 million in 2001. In 2002, dividends declared were lower than the amount previously paid. As such, an amount of Ps. 8.1 million remained as a receivable with shareholders for the year ended December 31, 2002. Under US GAAP, such receivables were recorded as a reduction in shareholders equity for the year ended December 31, 2002. However, the Company determined that this receivable would not be collected, and as such, it was fully provided for the year ended 2004. The reconciling item for the year ended December 31, 2004 reflected the reversal of the allowance provided under Argentine GAAP.

    h) Discounted value of certain receivables

    Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 2.2 million, Ps. 2.5 million and Ps. 1.8 million, related to the discount of the receivable for minimum presumed income tax for the years ended December 31, 2006, 2005 and 2004 respectively. Those adjustments were reversed for US GAAP purposes.

    i) Deferred income taxes

    As discussed in Note 3.6.i), the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

    However, SFAS No. 109 states more specific and strict rules to determine whether a valuation allowance is needed. Under SFAS No. 109, a company must use its judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes (a) losses expected in early future years by a presently profitable entity; (b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and (c) a carry forward that is so short that it would limit realization of tax benefits if significant deductible temporary differences are expected to reverse in a single year.

    For the year ended December 31, 2005, under Argentine GAAP, the Company had provided a valuation allowance for a portion of its deferred tax assets considering the prospects of the future debt restructuring. However, considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits within a short period of time, under US GAAP, the Company provided for a valuation allowance against 100% of its tax loss carry forwards and certain other deferred tax assets.

    On the other hand, for the year ended December 31, 2006, and as discussed in Note 3.6.i), the Company utilized a portion of its tax loss carry forwards as a consequence of the debt restructuring. However, based on a number of factors and new evidence (including the expiration date of its tax loss carry forwards and the prospects of the tariffs renegotiation), the Company recorded a full valuation allowance against its tax loss carry forwards under Argentine GAAP. Therefore, there is no longer a difference between Argentine GAAP and US GAAP in connection with the level of valuation allowance provided. However, since the Company utilized tax loss carry forwards in 2006 which had been fully provided for under US GAAP, it recorded a tax benefit of Ps. 117.0 under US GAAP.

    In addition, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, "Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes", which requires such differences to be treated as temporary differences in calculating deferred income taxes. Therefore, for the year ended December 31, 2006, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference and (2) recognition of deferred income taxes on other reconciling items, as appropriate.

    The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively. Such resolutions have adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards were mandatory for the Company effective January 1, 2006. The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company opted to continue treating differences as permanent.

    NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

    j) Severance indemnities

    Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

    a) Deferred income taxes

    The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2006	2005

Deferred income tax (liability) and asset according to Argentine GAAP	(6,896)	142,191
Inventory valuation	435	327
Receivables for change in gross revenue tax for the Province of Buenos Aires	-	541
Other receivables	25,930	12,430
Troubled debt restructuring	153,037	-
Debt restructuring expenses	-	7,009
Discounted value of certain receivables	(786)	(860)
Prepaid dividends	(2,851)	(2,851)
Difference between tax and accounting basis of fixed assets	(306,858)	(320,860)
Valuation allowance	(30,234)	(128,406)
Deferred income tax liability according to US GAAP	(168,223)	(290,479)

    Income tax expense computed at the statutory tax rate (35%) on pre-tax income (loss) differs from the income tax benefit for the years ended December 31, 2006, 2005 and 2004 computed in accordance with US GAAP as follows:
	December 31,
	2006	2005	2004

Income tax benefit at statutory rate on pre tax income (loss) in accordance with US GAAP	(3,217)	(3,594)	(41,268)
Change in valuation allowance	(116,972)	(21,247)	24,264
Other	1,869	(1,771)	(1,878)
Income tax benefit computed in accordance with US GAAP	(118,320)	(26,612)	(18,882)

    b) Earnings per share

    Under US GAAP the company applies the provisions contained in "Statement of Financial Accounting Standards No. 128" "Earnings per share" ("SFAS 128"). SFAS 128 makes it mandatory to disclose in the body of the Statement of Income the diluted income (loss) per share as well as basic income (loss) per share. As of December 31, 2006, 2005 and 2004 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Income for each year under the heading "Income (loss) per share".

    c) Balance sheet classification differences

    Under Argentine GAAP, the net deferred tax [liability] has been classified as a non-current tax payable as of December 31, 2006 and 2005.

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

    Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carry forwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carry forward.

    As of December 31, 2006, the net current deferred tax asset is Ps.19.7 million and the net non-current deferred tax liability is Ps.187.9 million under US GAAP. As of December 31, 2005, the net current deferred tax asset is $23.3 million and the net non-current deferred tax liability is $313.8 million under US GAAP.

    Revenues from installations consist primarily of amounts charged for the installation of gas meters. Under Argentine GAAP, installation fees are recognized at the time of installation. The direct incremental costs related to installations are expensed as incurred. Installation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension. Under Argentine GAAP, reconnection fees are also recognized at the time of reconnection. Reconnection costs are also higher than associated revenues for all periods presented.

    For US GAAP purposes, non-refundable installation and reconnection fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation and reconnection costs exceed installation and reconnection revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

    d) Statement of income classification differences - Operating income

    Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2006	2005	2004

Operating income according to Argentine GAAP	112,261	83,064	58,899
Receivables for change in gross revenue tax for the Province of Buenos Aires (1)	66	2,510	2,371
Other receivables (1)	(38,573)	(35,514)	-
Debt restructuring expenses (1)	20,026	(7,185)	(4,793)
Operating income according to US GAAP	93,780	42,875	56,477

    (1) Included in Reconciliation of net income (loss) and Shareholders' equity to US GAAP. See Note 18 b), c) and e).

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

    e) Financing and holding results

	December 31,
	2006	2005	2004

Financing and holding results according to Argentine GAAP	332,282	(56,684)	(183,275)
Prepaid dividends (1)	-	-	8,145
Discount on other receivables (1)	(211)	689	(574)
Inventory valuation (1)	(308)	(45)	(81)
Troubled debt restructuring (1)	(437,249)	-	-
Financing and holding results according to US GAAP	(105,486)	(56,040)	(175,785)

    (1) Included in Reconciliation of net income (loss) and Shareholders' equity to US GAAP. See Note d), f), g) and h).

    f) Additional information on the Statement of Cash Flows

    The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 "Statement of Cash Flows".

    Under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes.

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
	December 31,
	2006	2005	2004
Cash and banks	52,349	523,784	369,099
Cash equivalents:
Current investments	20,284	146	41
Total cash and cash equivalents	72,633	523,930	369,140

    The table below shows certain additional disclosures required by SFAS No. 95 and not provided in the consolidated financial statements:
	December 31,
	2006	2005	2004
Non-cash transactions:
Capitalized interest in fixed assets	-	1,536	883

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

    Under Argentine GAAP the effect of inflation and the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of the exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows, which contemplate classification differences under US GAAP. Such classification differences includes the interest paid which under Argentine GAAP are included as financing activities, which under US GAAP are reclassified as operating activities.

    The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2006	2005	2004
Net cash provided by operating activities	16,806	191,044	157,842
Net cash used in investing activities	(48,915)	(44,565)	(31,090)
Net cash (used) provided by financing activities	(432,954)	10	-
Effect of exchange rate changes on cash and cash equivalents	13,766	8,301	2,765
Net (decrease) increase in cash and cash equivalents	(451,297)	154,790	129,517

    g) Summarized financial information under US GAAP

    Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2006 and 2005 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2006	2005
Current assets	253,963	742,649
Non-current assets	1,732,381	1,753,075
Total assets	1,986,344	2,495,724

Current liabilities	308,081	1,944,719
Non-current liabilities	1,375,759	357,995
Total liabilities	1,683,840	2,302,714

Minority interest	458	92
Shareholders' equity	302,046	192,918

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)
Summary of Consolidated Statement of Income in accordance with US GAAP	December 31,
	2006	2005
Sales	845,193	865,707
Gross profit	219,610	166,353
Operating income	93,780	42,875
Financial and holding results	(105,486)	(56,040)
Other income, net	2,879	2,979
Minority interest	(365)	(81)
Income (loss) before income tax	(9,192)	(10,267)
Income tax benefit (expense)	118,320	26,612
Net income (loss) under US GAAP	109,128	16,345

    h) Disclosure about fair value of financial instruments

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

    As of December 31, 2006 and 2005, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount.

    NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

    i) Segment information

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

    NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

    1. Fair value measurements

    In September 2006, the FASB issued SFAS No. 157 "Fair value measurements" establishing a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In developing this Statement, the Board considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be evaluating the impact of SFAS No. 157.

    2. Accounting for uncertainty in income taxes

    In July 2006, the FASB issued FIN No. 48 "Accounting for uncertainty in income taxes" to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In principle, the validity of a tax position is a matter of tax law. It is not controversial to recognize the benefit of a tax position in an enterprise's financial statements when the degree of confidence is high that that tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Statement 109 contains no specific guidance on how to address uncertainty in accounting for income tax assets and liabilities. As a result, diverse accounting practices have developed resulting in inconsistency in the criteria used to recognize, derecognize, and measure benefits related to income taxes. This diversity in practice has resulted in non-comparability in reporting income tax assets and liabilities. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN No.48.

    3. Fair value option for financial assets and financial liabilities

    In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", or SFAS No. 159. SFAS No. 159 establishes a fair value option under which entities can elect to report certain financial asset and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will be evaluating the impact of SFAS No. 159.

    NOTE 21 - SUBSEQUENT EVENTS

    As a consequence of the unbundling, MetroGAS has reduced the daily aggregate amount of natural gas purchases under long term contracts. As of the date of the issuance of this report, long-term gas purchase contracts that expired as of April 30, 2007 were extended under the latest agreed conditions until June 30, 2007. Future natural gas prices and availability will depend on prices agreed upon during the renegotiation between the Argentine Government and gas producers.

    Through Resolution 599/07, published in the Official Bulletin on June 13, 2007, the Energy Secretariat proposed an agreement to be executed by the natural gas producers before June 22, 2007, covering the supply of natural gas for the domestic market until December 31, 2011 (the "2007-2011 Agreement").

    Pursuant to the 2007-2011 Agreement, before June 19, 2007, or before any other date to be defined by the Energy Secretariat, the natural gas producers that execute the 2007-2011 Agreement should offer the natural gas distributors the execution of gas purchase agreements reflecting the term, volume and prices set forth under the 2007-2011 Agreement.

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

    a) FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2006			December 31, 2005
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 7	3.0220	20	US$ 6	19
	LBE 5	5.9134	31	LBE 4	21
	Euros 2	3.9860	9	Euros 3	10
	Real 5	1.3566	6	Real 3	4
	Canadian dollars 1	2.5912	3	Canadian dollars -	-

Banks	US$ 170	3.0220	514	US$ 121,449	363,375
	Euros 74	3.9860	298	Euros 20,167	71,376

Trade receivables	US$ 15,822	3.0220	47,816	US$ 8,730	26,120

Other receivables	US$ 320	3.0220	966	US$ 344	1,029
Total Current Assets			49,663		461,954
TOTAL ASSETS			49,663		461,954

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 12,146	3.0620	37,192	US$ 5,412	16,408
Financial debt
Overdrafts with foreign financial institutions	US$ -	3.0620	-	US$ 50,000	151,600
Negotiable bonds (face value)	US$ 794	3.0620	2,431	US$ 230,000	697,360
	Euro 3,061	4.0391	12,364	Euro 109,500	392,766
Interest and other expenses payable to foreign financial institutions	US$ 390	3.0620	1,194	US$ 79,692	241,626
	Euro 1,065	4.0391	4,302	Euro 26,313	94,383
Total Current Liabilities			57,483		1,594,143
NON-CURRENT LIABILITIES
Financial debt
Negotiable bonds (face value)	US$ 225,100	3.0620	689,256	US$ -	-
	Euro 26,070	4.0391	105,301	Euro -	-
Total Non-Current Liabilities			794,557		-
TOTAL LIABILITIES			852,040		1,594,143

    US$: United States Dollars

    LBE: Pounds Sterling

    b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2006						December 31, 2005	December 31, 2004
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll an other employees benefits	1,721	21,036	-	21,776	19,209	63,742	52,211	42,963
Social security contributions	675	5,823	-	4,590	5,232	16,320	13,369	11,124
Directors' fee	-	-	-	580	-	580	359	230
Fees for professional services	-	359	-	4,750	296	5,405	4,873	4,395
Technical operator's fees	-	7,737	-	-	-	7,737	5,056	4,638
Sundry materials	-	2,685	-	-	-	2,685	2,599	3,108
Fees for sundry services	106	4,827	-	851	6,794	12,578	8,182	6,968
Postage, telephone and fax	-	364	-	986	3,612	4,962	4,304	3,912
Leases	-	69	-	1,909	587	2,565	2,196	3,986
Transportation and freight charges	-	-	-	355	-	355	294	245
Office materials	-	568	-	1,204	104	1,876	1,464	1,292
Travelling expenses	-	282	-	403	100	785	684	752
Insurance premium	-	-	-	2,287	5	2,292	2,565	3,878
Fixed assets maintenance	-	11,882	-	4,801	113	16,796	11,473	10,675
Fixed assets depreciation	-	63,062	-	8,823	-	71,885	90,500	85,992
Taxes, rates and contributions	-	1,406	44	3,497	28,846	33,793	34,560	29,376
Publicity	-	-	-	-	1,262	1,262	1,238	902
Allowance for doubtful accounts	-	-	-	-	2,165	2,165	(11,248)	7,871
Bank expenses and commissions	-	-	-	78	5,133	5,211	5,133	4,954
Interest on financial operations	-	-	-	-	-	-	1,536	883
Contingencies reserve	-	-	-	5,250	-	5,250	6,018	-
Others	637	19,740	-	327	124	20,828	14,407	14,154
Total as of December 31, 2006	3,139	139,840	44	62,467	73,582	279,072	251,773	242,298

Total as of December 31, 2005	5,988	136,165	46	56,043	53,531	251,773

Total as of December 31, 2004	3,025	122,561	362	51,989	64,361	242,298

    c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2006	December 31, 2005	December 31, 2004
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	283,166	373,949	315,750
Processed Natural Gas	1,808	(2,650)	5,248
	284,974	371,299	320,998

Transportation of Natural Gas	198,749	189,868	192,911
Transportation of Processed Natural Gas	1,976	1,976	1,991
	200,725	191,844	194,902
Operating Costs (Note 22 b))
Natural Gas	139,840	136,165	122,561
Processed Natural Gas	44	46	362
	139,884	136,211	122,923

Operating Cost	625,583	699,354	638,823

Natural Gas	621,755	699,982	631,222
Processed Natural Gas	3,828	(628)	7,601

    d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2006	32,739	(1) 2,165	-	(10,401)	24,503
	2005	73,952	(11,248)	-	(29,965)	32,739
	2004	66,081	7,871	-	-	73,952

For tax on banking transactions to be recovered	2006	-	(7) 1,435	-	-	1,435
	2005	-	-	-	-	-
	2004	-	-	-	-	-

For variation of Gross revenue tax province of Buenos Aires (Note 16.1)	2006	-	(8) 1,481	-	-	1,481
	2005	-	-	-	-	-
	2004	-	-	-	-	-

For inventory obsolescence	2006	981	(3) 10	-	(88)	903
	2005	846	135	-	-	981
	2004	593	253	-	-	846

For obsolescence of materials	2006	1,744	-	-	-	1,744
	2005	1,438	306	-	-	1,744
	2004	741	697	-	-	1,438

Valuation allowance on deferred income tax assets	2006	169,840	(2) (18,800)	-	-	151,040
	2005	196,212	(26,372)	-	-	169,840
	2004	170,632	25,580	-	-	196.212

Notes:
(1) The charge in results is disclosed in Note 22 b).
(2) Charged in results in the line Income tax (Note 3.6.i)).
(3) Charged in results in the line Sundry materials of Note 22 b).
(7) Charged in results in financing and holdings results - Others
(8) Charged in Other income, net.

    d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year
Included in liabilities
For contingencies

Executive proceedings	2006	3,315	(4) 4,999	-	-	8,314
	2005	1,924	1,391	-	-	3,315
	2004	2,387	-	-	(463)	1,924

Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2006	-	(5) 28,044	-	-	28,044
	2005	-	-	-	-	-
	2004	-	-	-	-	-

Professional fees and costs - Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2006	150	(6) 2,850	-	-	3,000
	2005	-	150	-	-	150
	2004	-	-	-	-	-

Rates and charges (16.6)	2006	17,550	(6) 548	-	-	18,098
	2005	16,725	825	-	-	17,550
	2004	16,725	-	-	-	16,725

Others	2006	13,723	(6) (447)	-	(10)	13,266
	2005	10,071	3,652	-	-	13,723
	2004	14,175	(4,104)	-	-	10,071

    Notes:
(4) Charged in results in the line Contingencies reserve of Note 22 b) and in financing and holdings results - Others
(5) Charged in Other non current receivables (Note 16.4.1)
(6) Charged in results in the line Contingencies reserve of Note 22 b).