Form 20-F
period 2007-12-31
METROGAS INC
filed 2008-06-27
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
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

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes ☑ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer ☐ Accelerated filer ☑ Non -accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☑ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b of the Exchange Act).
☐ Yes	☑ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

☐ Yes ☐ No

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

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

 INDEX TO FINANCIAL STATEMENTS F-1

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F, or our "annual report," contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." Some of these forward-looking statements include forward-looking phrases such as "anticipates," "believes," "could," "estimates," "expects," "foresees," "intends," "may," "should" or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

      the renegotiation of the terms of our License, as defined herein, and our tariffs with the Argentine Government;

      anticipated revenues, capital expenditures, cash flows and financing requirements;

      economic and political developments in Argentina, including the effects of the devaluation in 2002 of the Peso and restrictions on payments abroad, as well as actions by the Ente Nacional Regulador del Gas ("ENARGAS"), the Argentine regulatory agency with jurisdiction over us, and other governmental authorities that may affect us;

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

      the outcome of pending legal claims against us; and

      the matters discussed under "Risk Factors."

Some of these factors are discussed in more detail in our annual report, including under Item 3: "Key Information-Risk Factors," Item 4: "Information on the Company" and Item 5: "Operating and Financial Review and Prospects." If one or more of these risks or uncertainties affects future events and circumstances or if underlying assumptions do not materialize, actual results may vary materially from those described in our annual report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in our annual report and have no obligation to update any such statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this document, any reference to "we," "our," "ours," and "us" means MetroGAS S.A.

In this annual report, references to "US$," "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.," "Pesos" or "$" are to Argentine Pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our annual report were rounded for ease of presentation. Any reference to the "Government" or the "Argentine Government" is to the government of the Republic of Argentina.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2007 and 2006 and for the fiscal years ended December 31, 2007, 2006 and 2005 and the notes thereto, or our "Annual Consolidated Financial Statements," are set forth in Item 18 of our annual report. Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP," except as discussed below with respect to inflation accounting. Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, an independent registered public accounting firm, whose report dated June 24, 2008 is included elsewhere herein.

Under Argentine GAAP, our financial statements are to be restated for the effects of inflation as of September 30, 2003. As indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003 in compliance with Decree No. 664/2003 and Resolution No. 441 issued on April 8, 2003 by the Argentine Securities Commission, or the Comision Nacional de Valores ("CNV"). Accordingly, our independent auditors issued a qualified report on our Consolidated Financial Statements as of December 31, 2005 stating that the application of the CNV Resolution represented a departure from Argentine GAAP. This difference was material to the consolidated financial statements for the year ended December 31, 2005. The effect of this difference is no longer material to the consolidated financial statements as of December 31, 2007 and 2006 and for the two years then ended.

Unless otherwise indicated, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina, or "Banco Nacion." In the case of U.S. Dollars, Banco Nacion quotes for such exchange rates were Ps.1.00 per US$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per US$1.00 while the official market rate was Ps.1.40 per US$1.00. On February 8, 2002, the Argentine Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2007, the only exchange market available was the free market and the quotation was Ps.3.149 per US$1.00 and as of June 13, 2008 the exchange rate was Ps. 3.040 per US$1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003, and prepare our consolidated financial statements in conformity with Argentine GAAP, except as discussed below with respect to inflation accounting. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation. Prior to September 1, 1995, to account for the effects of inflation in Argentina and in accordance with Argentine GAAP, our consolidated financial statements were periodically restated based on changes in the Argentine general level wholesale price index, or "GLWPI," published by the National Institute of Statistics and Censuses (Instituto Nacional de Estadistica y Censos) or "INDEC." On August 15, 1995, the Argentine Government issued Decree No. 316/1995 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995, as required by General Resolution No. 272/1995 of the CNV, we discontinued the inflation restatement methodology into Pesos, maintaining the effects of inflation accounted for in the prior periods.

As a result of the new inflationary environment in Argentina (there was an increase in the applicable index for restatement of financial statements (wholesale prices) of 120% in the period from January 1, 2002 through February 28, 2003) and the conditions created by Law No. 25561, Ley de Emergencia Publica y Reforma del Regimen Cambiario, or the "Public Emergency Law," adopted at the beginning of 2002, the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires), or the "CPCECABA," on March 6, 2002, approved a resolution requiring the reinstatement of inflation accounting in financial statements applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, providing that all recorded amounts restated by changes in general purchasing power through August 31, 1995, as well as those arising between that date and December 31, 2001, are considered to be stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine Government issued Decree No. 1,269/2002 repealing Decree No. 316/1995 and instructing the CNV, among other things, to issue the necessary regulations for the preparation of financial statements in constant currency. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to prepare financial statements in constant currency. However, as of September 30, 2003 as indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003.

Our consolidated financial data for the year ended December 31, 2003, disclosed herein for comparative purposes, have been restated for inflation as of February 28, 2003.

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

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

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

The contents of our web site are not part of our annual report.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2007 (1)	2007	2006	2005	2004	2003
	(in thousands of US$, except ratios and shares)	(in thousands of Pesos, except ratios and shares)
CONSOLIDATED INCOME STATEMENT DATA:
Argentine GAAP
Gross Sales(a)	303,542	955,853	873,893	891,992	814,072	651,485
Net sales(b)	293,673	924,777	845,127	863,197	788,256	630,601
Gross profit(c)	90,210	284,071	248,310	192,638	175,249	145,160
Operating income	38,972	122,724	112,261	83,064	58,899	30,379
Financing and holding results gains (loss) (d)	(36,298)	(114,302)	332,282	(56,684)	(183,275)	6,668
Income (loss) before income tax	3,567	11,233	445,576	29,278	(122,977)	35,661
Net income (loss)	5,013	15,787	292,553	28,411	(122,977)	(10,246)
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	0.01	0.03	0.51	0.05	(0.22)	(0.02)
Dividends per share	-	-	-	-	-	-
Income (loss) per ADS	0.09	0.28	5.14	0.50	(2.16)	(0.18)
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	293,673	924,777	845,193	865,707	790,627	632,790
Gross profit(c)	80,341	252,995	219,610	166,353	151,804	126,464
Operating income	36,692	115,543	93,780	42,875	56,477	24,519
Financing and holding results (loss) gains (d)	(14,969)	(59,276)	(105,486)	(56,040)	(175,785)	7,596
Income (loss) before income tax	22,616	59,078	(9,192)	(10,267)	(117,909)	30,729
Net income (loss)	32,073	93,108	109,128	16,345	(99,027)	38,918
Earnings (loss) per share	0.056	0.164	0.192	0.029	(0.174)	0.068
Earnings (loss) per ADS	0.564	1.636	1.917	0.287	(1.740)	0.684

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	525,015	1,653,273	1,674,400	1,704,104	1,760,039	1,827,345
Total assets	637,339	2,006,981	2,032,837	2,625,746	2,422,878	2,329,958
Net current assets(e)	(15,085)	(47,504)	(72,569)	(1,202,925)	(1,281,737)	(1,224,315)
Total financial debt	233,981	736,807	730,977	1,673,107	1,597,836	1,423,930
Short-term financial debt	1,845	5,809	20,291	1,673,107	1,597,836	1,423,930
Long-term financial debt	232,137	730,998	710,686	-	-	-
Total shareholders' equity	314,224	989,492	973,705	681,152	652,741	775,718
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	548,205	1,726,299	1,704,682	2,354,259	2,250,577	2,199,648
U.S. GAAP
Total shareholders' equity	127,991	395,154	302,046	192,918	176,573	275,600

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	19,989	62,944	48,915	44,565	31,090	14,184
Depreciation and amortization	22,801	71,800	71,885	90,500	85,992	81,710
Nominal gross interest(h)	18,472	58,168	82,748	108,519	108,164	106,777
Interest income	2,839	8,941	13,261	15,954	8,816	12,187
Net interest expense(i)	15,633	49,227	69,487	94,101	99,348	94,590
Capitalized interest(j)	-	-	-	1,536	883	1,222
EBITDA(k)	62,666	197,335	185,179	176,462	146,290	110,702
Net cash flows provided by operating activities	37,578	118,334	170,237	199,345	160,607	165,121

__________

Notes:

(1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2007, which was Ps.3.149 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information."

	For the year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	80.8%	76.4%	36.7%	27.1%	20.9%
Solvency ratio (shareholders' equity/total liabilities)	97.3%	92.0%	35.0%	36.9%	49.9%
Fixed assets ratio (fixed assets/total assets)	82.4%	82.4%	64.9%	72.6%	78.4%
Net income margin (net income/sales)	1.7%	33.5%	3.2%	(15.1%)	(1.6%)
Total financial debt/total capitalization	42.7%	42.9%	71.1%	71.0%	64.7%

Ratio of:
EBITDA to nominal gross interest	3.4x	2.2x	1.6x	1.4x	1.0x
EBITDA to net interest expense(h)	4.0x	2.7x	1.9x	1.5x	1.2x
EBITDA to net interest expense(h) plus capitalized interest	4.0x	2.7x	1.8x	1.5x	1.2x
Operating cash flow to nominal gross interest	2.0x	2.1x	1.8x	1.5x	1.5x
Short-term debt to operating cash flow	0.0x	0.1x	8.4x	9.9x	8.6x

Selected Operating Data:
Total number of customers	2,101,733	2,060,130	2,022,984	1,986,149	1,957,243
Residential	2,021,807	1,982,192	1,945,890	1,910,304	1,881,200
Other	79,926	77,938	77,094	75,845	76,043
Kilometers of pipeline	16,100	16,016	15,938	15,840	15,780
Total number of employees	1,014	1,012	1,001	1,014	987
	Year Ended December 31,
	2007		2006		2005		2004		2003
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm transportation capacity	24.6	868.7	24.6	868.7	23.5	829.9	23.4	826.4	22.8	805.2
Average daily volume	24.6	868.7	24.3	857.8	22.5	794.8	23.0	812.4	19.1	672.6
Firm (including residential).	13.9	490.9	12.7	448.6	11.3	399.2	11.5	406.2	11.1	390.2
Interruptible	10.7	377.9	11.6	409.2	11.2	395.6	11.5	406.2	8.0	282.4
Load factor(m)	100%		98.7%		95.8%		98.3%		83.5%

Volumes Delivered:
Average daily volume	23.8	840.5	23.4	826.4	21.6	764.0	22.1	781.8	18.2	643.6
Firm (including residential)	13.4	473.2	12.2	430.8	10.8	382.0	11.1	390.9	10.6	373.4
Interruptible	10.4	367.3	11.1	395.6	10.8	382.0	11.1	390.9	7.6	270.2

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
	For the year ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2007 (2)	2007	2006	2005	2004	2003
Net cash provided by operating activities	37,578	118,334	170,237	199,345	160,607	165,121
Financing and holding results (not using funds)	17,709	55,767	77,377	87,322	104,796	103,663
Net book value of fixed assets written off	(312)	(983)	(4,781)	(11,398)	(2,111)	(3,622)
Allowance for doubtful accounts	(726)	(2,285)	(2,165)	11,248	(7,871)	(6,187)
Allowance for inventory obsolescence	(230)	(725)	(10)	(441)	(950)	(401)
Disposal of Fixed Assets	(3,582)	(11,280)	(3,807)	-	-	-
Contingencies reserve	(3,619)	(11,397)	(7,950)	(6,018)	-	(1,677)
Materials consumed	(550)	(1,732)	(2,062)	(1,820)	(1,631)	(16,456)
Minority interest	(110)	(346)	(365)	(81)	-	-
Changes in assets and liabilities	16,507	51,982	(41,295)	(101,695)	(106,550)	(129,739)

EBITDA	62,665	197,335	185,179	176,462	146,290	110,702

__________

Notes:

(l) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

(m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

(2) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2007, which was Ps.3.149 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "— Exchange Rate Information."

Exchange Rates Information

The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2007, the Peso/U.S. Dollar exchange rate was Ps.3.149 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per US$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2003	3.2100	2.8000	2.9530	2.9350
2004	3.0600	2.8030	2.9434	2.9790
2005	3.0400	2.8590	2.9234	3.0320
2006	3.1070	3.0300	3.0746	3.0620
2007	3.1800	3.0580	3.1162	3.1490
Month Ended January 31, 2008	3.1580	3.1280	3.1453	3.1580
Month Ended February 29, 2008	3.1690	3.1510	3.1589	3.1610
Month Ended March 31, 2008	3.1690	3.1460	3.1561	3.1680
Month Ended April 30, 2008	3.1840	3.1530	3.1673	3.1640
Month Ended May 31, 2008	3.1840	3.0990	3.1504	3.0990
June 1 through June 13, 2008	3.0870	3.0400	3.0641	3.0400

__________

Notes:

(a) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(b) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(c) Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

Source: Banco de la Nacion Argentina; Bloomberg Financial Markets.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

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

Risk Factors Relating to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for gas in our concession area or a decline in purchasing gas of our customers, which, in turn, could lead to lower collections from our clients. Argentine Government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. During Argentina's economic crisis, for example, the Argentine Government took measures to address the crisis, such as the pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt. The economic measures taken by the Argentine Government are aimed at short term objectives. The lack of medium and long term policies in infrastructure negatively affects our business prospects. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

Argentina's current growth and stabilization may not be sustainable.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. Sustainable economic growth is dependant on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence of consumers and foreign and domestic investors and stable and relatively low inflation.

The Argentine economy remains fragile due to the following: relatively high unemployment rates; limited availability of long-term fixed rate loans; investment as a percentage of GDP remains low; current fiscal surplus levels could become a fiscal deficit; inflation rates continue to increase and could accelerate; Argentina's public debt remains high and access to the international capital markets is limited; and economic recovery depends, to some extent, on high commodity prices, which are volatile and outside the control of the Government, and excess capacity, which has declined considerably. The Argentine Government faced a strike by farmers and truckers who oppose the Government's policy of incrementally raising taxes on agricultural exports from March 11, 2008 to mid June 2008. The Executive Power sent a bill to the Argentine Congress that would legalize increments to export tariffs. This bill is currently under discussion. The Government also placed restrictions on exports of meat and cereal products. If this situation continues, it may have a significant impact on the Argentine economy and the prospective growth of the country.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its defaulted sovereign debt. The Argentine Government announced that as a result of the restructuring it had approximately US$126.6 billion in total outstanding debt. Of this amount, approximately US$19.5 billion corresponds to defaulted bonds currently owned by creditors who did not participate in the debt restructuring.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes ("ICSID"), alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.

Argentina's past default and its failure to completely restructure its remaining sovereign debt and fully negotiate with the holdout creditors may continue to prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as ICSID claims may result in material judgments against the Argentine Government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine Government may not have the necessary financial resources to implement reforms and foster growth, which could have a material adverse effect on the country's economy and, consequently, on our business.

The Argentine financial system is gradually recovering; however, further shocks to Argentina's financial sector could affect the financial system and the Argentine economy.

During 2001 and the first half of 2002, the magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. As a result of such crisis, the Argentine Government restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows.

As a result of the recent dispute between the Argentine Government and the farmers, the increase of the inflation rate and the decline of consumption, Argentine banks have experienced the withdrawal of funds by depositors. According to a report by the Argentine Central Bank, term deposits by small depositors diminished by Ps. 1,200 million during May 2008.

In the event of a deeper economic crisis, a large number of depositors may seek to withdraw all of their deposits from the Argentine banking system and convert their Pesos into U.S. Dollars in the future. If this happens, the Argentine Government may again be required to impose restrictions on the ability of depositors to withdraw their deposits, impose exchange controls and other related measures. If the Argentine Government is not able to provide these measures and if the withdrawals of funds are significant, this could lead to the collapse of the Argentine financial system.

The devaluation of the Peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps.1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 13, 2008 the exchange rate was Ps. 3.040 per U.S. Dollar. See "— Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine Government will be able to limit the volatility of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial condition and results of operations. Peso-denominated tax revenues constitute the majority of the Argentine Government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in total U.S. Dollar terms. Therefore, the Argentine Government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and significantly increased in Peso terms. In addition, the Peso cost of approximately 5.2% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2007, our nominal financial debt in foreign currency was the equivalent of US$256.7 million.(Dollar/Euro rate = 1.4708)

We cannot predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

After several years of stability, the devaluation of the Peso in January 2002 imposed inflationary pressure on domestic prices, which generated high inflation throughout 2002. In 2003, inflation substantially stabilized. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% during 2004 and by 12.3% in 2005. As a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of, exports, consumer prices increased by 9.8% in 2006. According to the Argentine statistics and census agency (Instituto Nacional de Estadisticas y Censos), or INDEC, the consumer price index increased by 8.5% during 2007.

In the past, inflation has materially undermined the Argentine economy and the Argentine Government's ability to create conditions conducive to growth. A return to a high inflation environment could undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Prior to the enactment of the Public Emergency Law, the tariffs that we charged were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services are now converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per US$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

We are in the process of renegotiating our tariffs with the Argentine Government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us."

In addition, concerns have recently arisen regarding the accuracy of inflation rates reported by the INDEC, the dismissal of certain officers and intervention in the staffing of INDEC by the Argentine Government, and the operation of the Central Bank. Due to the foregoing, on May 7, 2008, the Argentine Government announced an amendment to the method utilized by the INDEC to measure the Argentine consumer price index ("CPI"). The Argentine Government applied such new method to calculate the CPI for May 2008, which was 0.6%.

The measures designed by the Argentine Government to control the flow of funds into Argentina may affect our capacity to access the international capital markets.

Starting in February 2002, any dividend payment outside Argentina, irrespective of the amount, needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication "A" 3,845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of US$150,000 (in the aggregate) per month. This amendment applied to the payment of dividends.

On January 7, 2003, the Central Bank issued Communication "A" 3,859 which is still in force. Pursuant to this Communication, Argentine companies have no limitation on their ability to purchase foreign currency and transfer it outside Argentina to pay dividends as long as such dividend payments result from approved audited financial statements. In the future, similar restrictions may be enacted by the Argentine Government or the Central Bank and, if this were to occur, it could limit our ability to transfer funds abroad, which could have an adverse effect on the value of our common shares and the ADSs.

In addition, by means of Decree 616/05, the Argentine Government established that, except in limited circumstances, the entrance of foreign currency into the local exchange market from foreign loans granted to private sector companies and certain foreign investments must be formalized and must remain in Argentina for at least 365 calendar days from the date the funds enter Argentina. In this respect, pursuant to Central Bank regulations, principal under foreign financial loans may not be repaid before the expiration of a 365-day term counted as from the day of the conversion to Pesos of the loan proceeds in the local foreign exchange market, irrespective of the form of repayment and of whether access to the exchange market is required or not for such purpose.

Decree 616/05 also established the obligation to constitute a deposit over 30% of the funds transferred to Argentina for foreign financial financings or certain foreign investment. This deposit is nominative, nontransferable, does not accrue interest, may be formalized in U.S. Dollars and has a term of 365 calendar days. The deposit may not be granted as security in relation to other credit operations. The financing of exports and imports and all primary public offerings of securities in regulated markets are excluded from the restrictions imposed by Decree 616/05. Specific financings are exempted from the mandatory 30% deposit.

This Decree can severely limit our capacity to access international capital markets or to obtain financings subject to these provisions, and thus may adversely affect our financial situation and our operational results.

Changes in labor laws and judicial decisions favorable to labor unions could adversely affect our results of operations.

The increase in litigation, changes in the labor laws and judicial decisions favorable to labor unions have significantly increased companies' responsibilities not only to their own employees but also in relation to all out-sourced jobs. Therefore, labor costs can increase as our indemnification responsibilities and costs expand. We have outsourced certain jobs through the hiring of third party contractors. Although we have very strict policies that govern compliance with labor contracts and social security, we cannot guarantee that the contractors' employees will not initiate legal action seeking indemnification from us, especially given some recent decisions issued by the Argentine labor relations board which recognize a shared responsibility under some circumstances between the third party contractors and the company to which they are providing services. If we cannot obtain a favorable decision in such a legal proceeding, just as with normal employee legal conflicts, we could incur increased workforce costs, which would have an adverse effect on our operations.

Measures taken by the Argentine Government to address social unrest may adversely affect the Argentine economy and our results of operations.

During the 2001 and 2002 crises, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's ongoing economic recovery and stabilization, the social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations. The principal challenge of Cristina Kirchner's administration is to generate confidence and create the necessary conditions to allow long-term and sustainable growth.

There is no assurance that Cristina Kirchner's administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If the new Government is unable to maintain economic recovery and foster economic growth, civil unrest and unemployment could return, which could have an adverse effect on the economy and financial system. The Argentine Government faced a strike by farmers and truckers who oppose the Government's policy of incrementally raising taxes on agricultural exports from March 11, 2008 to mid June 2008. The Executive Power sent a bill to the Argentine Congress that would legalize increments to export tariffs. This bill is currently under discussion. The Government also placed restrictions on exports of meat and cereal products. If this situation continues, it may have a significant impact on the Argentine economy and the prospective growth of the country. Future government policies aimed at addressing social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. If any of these policies are adopted, they could adversely and materially affect the economy and our business.

The Argentine economy could be adversely affected by economic developments in other markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies and continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. Consequently, there can be no assurance that the Argentine financial system and securities markets will not be adversely affected by events in developed countries' economies or in other emerging markets.

Risk Factors Relating to Us

We are currently renegotiating our license and tariffs with the Argentine Government. This renegotiation may result in new tariffs that do not cover our costs and may have a material adverse impact on our financial position. If we are unable to renegotiate tariffs that cover our costs we may incur operating losses.

In January 2002, the Executive Power issued Law No. 25561 (Public Emergency Law) by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our License). We are currently negotiating with the UNIREN ("Unidad de Renegociación y Análisis de Contratos de Servicios Públicos"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

According to the Public Emergency Law, the government must consider the following factors when negotiating the new tariff regime: the effect that new tariffs may have on the economy, especially with respect to competitiveness and income distribution, the service standards, the investments which licensed companies have been authorized to make and have made, consumer protection and accessibility of the services, the security of the systems, and the profitability of the public service companies.

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

The outcome of our license and tariff renegotiation is uncertain both as to its timing and final form. As of December 31, 2007, the number of companies that have reached an agreement with the government has increased. The first gas distribution company to sign an agreement with the Argentine Government related to the renegotiation of the license and tariffs already received the Executive Power's ratification of the agreement and the stipulated tariff increase became effective on April 1, 2007. On April 26, 2007, two other companies (members of the same economic group) also reached preliminary agreements to renegotiate their gas distribution licenses with the Argentine Government and are now waiting for the PEN's (Executive Power) approval. These companies obtained a 27% increase in their distribution gross margin for all tariff categories except residential customers, starting July 2007 for one of the companies and August 2007 for the second one.

During the second quarter of 2007, two other gas distribution companies reached agreements with the Argentine Government on similar terms. Both companies are currently awaiting approval to allow them to apply their respective tariff increases retroactively to August 2007 and September 2007, respectively. We have not agreed to similar terms in our negotiations with UNIREN due to save existing differences between our situation and those of the other gas distribution companies. As a condition precedent to the Executive Branch's approval of the Agreement between us and UNIREN, UNIREN requires that our majority shareholder suspend any and all claims or actions brought against the Argentine Government brought in response to measures adopted by the Argentine Government as a result of the state of emergency established by the Public Emergency Law. Furthermore, the Agreement states that after the publication in the Official Gazette of the ENARGAS resolution that approves the new tariffs, our majority shareholder should withdraw all such claims and actions brought against the Argentine Government. The Agreement provides that we should grant the Argentine Government an indemnity under which we would be responsible for the full cost of any amounts that the Argentine Government is obligated to pay in connection with any claims brought by any of our shareholders. On December 24, 2007, BG, our majority shareholder, obtained a favourable award from the United Nations Commission on International Trade Law ("UNCITRAL") in a claim brought against the Argentine Government for breach of the Bilateral Investment treaty for the Promotion of Investments executed in 1990 between Argentina and the United Kingdom. The Argentine Government challenged this award in U.S. Federal Court and its decision is still pending. We cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of a legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or the devaluation of the Peso.

The energy industry in Argentina has experienced an increase in the demand for natural gas that may not be met by current gas and transportation supply and which could lead to our inability to meet our customers' needs and could adversely affect our results of operations.

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

Further, pursuant to Resolutions No. 659/2004, 752/2005, 882/2005, 1,329/2006, 1,886/2006 and 599/2007 -all them enacted by the Energy Secretariat- and their regulatory rules, and in order to prevent natural gas shortages and guarantee the natural gas supply to non-interruptible consumers, the ENARGAS and/or other intervening authorities are allowed to redistribute gas volumes and/or reallocate transportation capacity, thus modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. As a consequence of the foregoing, it is reasonable to construct that we would be able to obtain sufficient natural gas and/or natural gas transportation capacity to fulfill our non-interruptible customers' demand, although we cannot assure you that we will be able to obtain sufficient natural gas transportation capacity to fulfill our firm customers' demand for natural gas, which could lead to a material adverse effect on our cash flow and results of operations.

Since the 2007 winter period, the Secretariat of Interior Commerce and the Energy Secretariat increased their intervention in the operation of our business, especially regarding the restriction of natural gas supplies to certain industrial customers and power plants customers, aiming to guarantee the natural gas supply to non-interruptible customers. Along these lines, the Energy Secretariat on May 12, 2008 issued a note to Compañía Administradora del Mercado Mayorista Eléctrico S.A, ("CAMMESA"), the entity that administers Argentina's wholesale electricity market, establishing that in order to allocate available natural gas volumes in the most efficient manner, it could redirect natural gas volumes to a different power plant customer from the one contractually entitled to. We are currently analyzing the impact of this note on our contracts with power plant customers.

An intervention by the Secretariat of Interior Commerce and/or the Energy Secretariat could affect supply of our services to residential, industrial and power plant customers, altering reliability of the distribution system and resulting in a decrease in our sales that could result in a material adverse effect on our cash flow and results of operations.

We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2004, 2005 and 2006. However, as partially experienced in 2007 and expected for 2008, due to the increase in demand for natural gas, the shortages in both supply and transportation capacity, and the negatives effects derived from Resolution No. 599/2007 (as analyzed in "After a number of extensions, natural gas purchasing contracts expired on July 31, 2007. The execution of new contracts based on terms and conditions offered by the producers under Resolution No. 599/2007 of the Energy Secretariat could adversely affect our operations."), we may be unable to meet all gas demanded by our firm customers on certain days during the year (typically, reduced to the winter period). In such cases our License requires us to interrupt deliveries to our industrial and CNG customers before interrupting the supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS and/or to adopt the decisions made within the frame of an Emergency Committee integrated by the intervening authorities and the transportation and distribution companies involved. If said interruptions occur and are attributable to MetroGAS, after an administrative proceeding we might be imposed a fine of up to US$500,000 and eventually subject to the termination of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

As later discussed under "Demand for our services is highly sensitive to weather conditions in Argentina" and "Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. This may not be the case during 2008, however, because of possible increases in our expenses derived from shortages in gas and transportation supply, including:

  Insufficient long-term firm transportation capacity. Because of the increase in demand for natural gas, any increase in demand for natural gas due to cold weather, lower hydroelectric power generation or the lower cost of natural gas compared to other fuels could cause us to require more transportation capacity than that for which we have contracted. As a result, we have acquired additional transportation capacity under so-called "transportation peaking agreements" under which our cost of transportation is up to three times higher than that we pay under our long-term transportation contracts. We believe that it is unlikely that we will be able to pass through to our customers a substantial portion of any payments we are required to make under these transportation peaking agreements.

  Power plant fines. Our contracts with our power plant customers permit us to interrupt the delivery of gas within certain limits. If we exceed these limits we are required to pay fines that grow in accordance with increases in the contracted volumes that we do not deliver. An increase in demand from our non-interruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2008 as compared to such payments in 2007.

Our financial condition and results of operations may be adversely affected by our need to purchase additional transportation capacity through "peaking" contracts as well as by the resulting fines from not satisfying our power plant customers' demand.

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

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal generation cost. Since hydroelectric generation plants generate power at a lower marginal cost than the generation marginal cost of other power plants (including our power plant customers), a material increase in power generated by hydroelectric generating stations may displace a material amount of power generated by other types of power plants (including our power plant customers) and cause a corresponding decrease in sales to our power plant customers. Both heavy precipitation and a material increase in installed hydroelectric generation capacity will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of hydroelectric power, thereby reducing demand for thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

We operate in a highly regulated industry and changes to the regulatory framework may have a material adverse effect on our financial performance and results of operation.

We operate in a highly regulated industry. As a result of the economic volatility experienced in Argentina since 2001, the Argentine Government put in place various regulatory measures to attempt to mitigate the adverse effects on the energy sector that have developed.

In February 2004, the Executive Power issued Decree No. 180/04, which created a special trust fund for new transportation and distribution infrastructure; created the Electronic Gas Market to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets; replaced, amended and introduced terms and conditions of certain distribution categories; allowed the re-sale of distribution services by distribution users under certain conditions; and authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview." Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas payable by natural gas distribution companies at the point of entry of the transportation system. The agreement established in this Decree was promulgated by Resolution no. 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, and the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users.

In May 2005, the Energy Secretariat issued Resolution No. 752/05, which established the so-called "unbundling" regime. This resolution prohibited natural gas distributors to sell natural gas to certain large consumers. Several modifying resolutions have since been implemented, which (i) altered the deadlines set forth in Resolution No. 752/05, (ii) excluded certain customers and organizations from the unbundling regime, and (iii) implemented additional regulations on the purchase and sale of natural gas. See Item 4 "Information of the Company-Business Overview-ENARGAS-Changes in Regulations."

In February 2006, the Energy Secretariat issued Resolution No. 275/06 whereby it required the natural gas distributors to act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and to act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006, for no consideration, (ii) filing irrevocable offers before the Electronic Gas Market and (iii) executing the corresponding natural gas purchase agreements. Up to the date of this report, two events of the referred to Mechanism of Allocation were conducted before the Electronic Gas Market.

By Decree No. 180/04, the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as of yet, been subject to regulation but no assurance can be given that this will continue.

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was extended for an additional 180-day period by Decree No. 1,646/07 on November 14, 2007. We cannot assure you that this intervention will not result in new regulations that could negatively affect our business in the near future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Changes in Regulations."

We have been, and continue to be, subject to adverse tariff adjustments determined by ENARGAS, the Regulatory Authority.

Our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS, the Argentine Government agency created to regulate privatized gas transportation and distribution companies. ENARGAS' interpretation and application of the regulatory framework has been adverse to our business on a number of occasions. Pursuant to the framework that regulates the public gas distribution service in Argentina, tariffs paid for gas distribution are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in distributing gas to our customers. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost, taxes and other charges of gas we purchased.

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

The main principles that rule the gas pass-through effect established under our distribution license should remain unchanged, or on the contrary, the inability to pass-through our increased costs to our customers could result in an increased financial gap which could have a negative impact on our financial condition and results of operations.

As later discussed under "After a number of extensions, natural gas purchasing contracts expired on July 31, 2007. The execution of new contracts based on terms and conditions offered by the producers under Resolution No. 599/2007 of the Energy Secretariat could adversely affect our operations.", volumes made available to us under the Agreement with Gas Producers 2007-2011 (approved by Resolution No. 599/2007 of the Energy Secretariat), do not cover our demand of transportation of natural gas to our residential customers. We can give no assurance if ENARGAS will eventually approved the pass-through to tariffs of any increase in the cost of gas for volumes taken over the ones established by the mentioned Agreement.

The Second Five-Year Tariff Review, which was suspended by ENARGAS in a release issued on February 8, 2002, as a result of the sanction of the Emergency Law, and no date has been set to reinitiate the process as it depends on the Contract Renewal process.

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

In 2000, GCBA created a rate referred to as the "Study, Revision and Inspection of Works in Public Space Rate", or the "Inspection Rate." During 2007, GCBA made various claims against us with respect to the Inspection Rate, further described in Item 8: Financial Information - Legal Proceedings. After administrative and judicial proceedings, we reached an agreement with the GCBA and entered into several payment plans. We notified ENARGAS of the foregoing and requested the authorization to pass through any amounts we pay as a result thereof to our customers. No assurance can be given, however, that we will be permitted to pass through any such amounts.

Moreover, in 1998, GCBA created a Public Space Occupancy Rate, or "Occupancy Rate" applicable to gas pipelines (and others). We and other utility companies have challenged the validity of the Occupancy Rate, further described in Item 8: Financial Information - Legal Proceedings. During 2007 GCBA made various claims against us with respect to the Occupancy Rate. According to the Gas Regulatory Framework, ENARGAS should approve the pass-through of these Occupancy Rates to customers. Although ENARGAS has in prior years approved the pass-through of the Occupancy Rates, it has not yet done so with respect to these most recent rates being charged by GCBA.

As a result, certain distribution companies have requested that the Energy Secretariat grant the pass-through of these costs and have obtained the necessary authorization from the Energy Secretariat to do so. In May 2005, in response to a Presentation filed by us, the Ministry of Economy's Legal Affairs Department commented favourably on the pass-through of these costs to customers through the tariffs and filed its comment with ENARGAS for the final decision.

In addition, the Company timely pays the Occupancy Rate to four other municipalities (Esteban Echeverría, Berazategui, Almirante Brown and Ezeiza) and during 2006 and 2007 executed certain payment agreements to cancel accrued debts in this regard with said municipalities (except for Berazategui, with no accrued debt whatsoever) following legal actions initiated by them. We filed the pertaining requests before the ENARGAS for the approval of the pass-through to tariffs of the amounts paid to the municipalities.

We can give no assurance as to when ENARGAS will ultimately allow us to pass through these payments that we make to the GCBA and the municipalities, whether other jurisdictions may claim similar levies.

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above. The Province has requested that we pay an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers. We have declined to make the payment. For further information, see Item 8: Financial Information - Legal Proceedings. In March 2008, the Tax Authority of the Province of Buenos Aires notified us of three additional assessments for the period between January 2004 and October 2005. These claims are based, in almost equal proportions, on the above described increase of the tax rate and in certain differences upon assessing the corresponding taxable base (derived mainly from the liquids' processing business). We appealed both claims before the Province's Tax Court.

If we are ultimately required to pay Turnover Tax differences derived from the increase of the tax rate, we will attempt to pass them through to our customers through our tariffs as provided by the terms of our License. However, we can give no assurances as to whether or not we will be required to make such payments or, if we are required to do so, whether we will be able to pass them through to our customers through our tariffs.

In August 2007, there was an incident involving a 24" steel main operating at 22 bar that was a result a manufacturing defect. Consequently, pipeline integrity is being assessed. The outcome of this assessment could result in increased investment requirements in order to reduce the risk of similar incidents taking place.

In August 2007, there was an incident (related to a manufacturing defect) on a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occuring, this main is currently operating at 12 bar. Pipeline integrity is being assessed by sampling affected pipeline sections, which will also enable us to ascertain the appropriate corrective actions that will mitigate the risk of future failures. Although only 20% of the integrity assessment plan has been completed so far, a critical failure has already been identified in one of the sections assessed, which cause us to infer that it is not an isolated manufacturing defect.

We cannot give any assurances as to whether the outcome of the assessment could result in increased investment requirements or whether if investment requirement were increased that our financial situation would allow us to meet those investment requirements. Additionally, the occurrence of similar incidents could adversely affect out result of operations.

We may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

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

We compete directly with sellers of fuel oil for sales to dual-fuel power plants and industries. Fuel oil prices in Argentina have been volatile but generally above the price of natural gas for an equivalent amount of energy. However, energy-equivalent fuel oil prices have occasionally dropped below our maximum tariff price for interruptible gas sales to power plants. Since August 2007, pursuant to Resolution No. 599/2007 of the Energy Secretariat, which approved the "Agreement with Gas Producers 2007-2011" governing and regulating the natural gas supplies to distribution companies (for the supply of residential users and small businesses), CNG, industries and power plants until December 31, 2008, 2009 and 2011 depending on the end consumer, the prices of natural gas at the transportation system entry point for power plants and industries started to progressively increase on a monthly basis adjusted by a factor issued by the Energy Secretariat. Although natural gas prices remain lower than alternate fuels under Resolution No. 599/2007, by virtue of the so-called "Program of Total Energy" launched by the Argentine Government in 2007 (extended in 2008), which, among other goals, encourages switching from natural gas to alternate fuels, the prices of alternate fuels actually paid are reduced to match the prices of natural gas (through subsidies from the Argentine Government to the providers of alternative fuels).

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same electricity, we estimate that the combined cycle generating plants' operating efficiency will increase its output under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil.

No assurance can be given that future increases in the price of natural gas or decreases in gas-oil, gasoline and diesel fuel prices would not result in energy generated by gas-oil, gasoline or diesel fuel to be cheaper to users and thereby adversely affect our revenues. See Item 4: "Information on the Company-Business Overview-Revenues-Compressed Natural Gas Service."

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

We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. It is possible that certain of our users will completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "Information of the Company-Business Overview-Regulatory Framework." Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with Transportadora de Gas del Sur S.A. ("TGS") which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with Transportadora de Gas del Norte S.A. ("TGN") contain similar provisions.

Alternative energy sources, primarily fuel oil for power plants and liquid processed gas, or "LPG," for residential users and smaller commercial users, are currently substitutes for natural gas. The abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis.

After a number of extensions, natural gas purchasing contracts expired on July 31, 2007. The execution of new contracts based on terms and conditions offered by the producers under Resolution No. 599/2007 of the Energy Secretariat could adversely affect our operations.

The agreements between us and the natural gas suppliers provided for in Resolution No. 208/04 expired on December 31, 2006, as well as the contracts between our gas marketer subsidiary, MetroENERGÍA, and the natural gas suppliers. In December 2006, these agreements were extended until April 30, 2007, and subsequently extended until the end of June 2007 to give time to natural gas suppliers to reply to the National Government on a proposal recently issued.

On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft of the "Agreement with Gas Producers 2007-2011", then ratified by the gas producers and in force as of August 1, 2007. This Agreement governs and regulates the supply of natural gas by producers to distribution companies (for the supply of residential users and small business), compressed natural gas or CNG, industries and power plants for the years ended December 31, 2008, 2009 and 2011, depending on the type of consumer, indicating the volumes, basins and point of entry to the transportation system to be observed by each producer. Due to different factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement do not cover our demand for transportation of natural gas to our residential customers.

Although the Agreement with Gas Producers 2007-2011 foresees the execution of gas supply agreements ("GSA") between gas distribution companies and gas producers, we did not execute any GSAs since the terms and conditions offered by the producers were not acceptable to us. We considered the offers made to be a breach of the obligations set forth under the Agreement. None of the other eight gas distributors executed any GSAs. As a consequence of this, as of the date of this annual report we are being supplied natural gas by the producers under terms and conditions of the aforementioned Agreement and ancillary supply orders issued by the authorities focused on guaranteeing the non-interruptible demand.

Due to our view that the volumes, basins of injection and routes of transportation foreseen in the Agreement with Gas Producers 2007-2011 would prevent the normal supplying of natural gas to residential customers, we made presentations to ENARGAS, the Energy Secretariat and the Fuel Sub-secretariat to raise awareness of this situation and to request its amendment.

If new agreements between the National Government and natural gas suppliers are reached, it will require us and MetroENERGÍA to adapt our natural gas contracts to the new terms of such agreements.

We cannot assure you what effect these agreements may have on contracted volumes of natural gas and on our operating costs and results of operations.

We may incur take-or-pay liabilities.

Most of our gas purchase contracts include provisions, known as "take-or-pay" provisions, which require us to pay for certain minimum volumes of gas even if we do not take such volumes.

As a result of the 2004 Agreement, we renegotiated our gas supply contracts as described above. Our take-or-pay commitments through 2007 under those gas purchase contracts require us to pay for an average of 70% of the gas that we are entitled to purchase under such contracts.

While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2008 or any subsequent years. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts" and Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Take-or-Pay Obligations."

Our License is revocable under certain circumstances, and revocation of our License would have a material and adverse effect on us.

Our License, the specific bidding rules, or the "Pliego," governing the privatization of Gas del Estado S.E., or "Gas del Estado," and the regulations issued pursuant to the law under which we were privatized, Law No. 24,076, or the "Gas Act," contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino S.A., or "Gas Argentino," of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our License by the Argentine Government upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our License.

Furthermore, our bankruptcy would result in the revocation of our License. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation." On September 17, 2002, the Argentine Government issued Decree No. 1,834/2002 (which shall remain in effect as long as the Public Emergency Law is in effect), which provides that the filing of reorganization proceedings or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

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

The restrictive covenants in our outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our currently outstanding indebtedness contains numerous restrictive covenants which limit our financial flexiblity. These restrictions, among other things, may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be obtained on acceptable terms.

Additionally, according to Argentine corporations' law, we can pay dividends in Pesos out of any undistributed profit, assuming our accounting is done according to Argentine GAAP. Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2013 and, even then, only if we have repaid at least US$75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract. We cannot guarantee that we can either generate sufficient funds to satisfy the repayment requirement or that our debt rate will allow us to pay dividends at any given time. As of March 2008, we repurchased in the open market approximately US$ 25.4 million of our Series 1 Notes.

The new Consumer Protection Law provides new and increased tools for consumers, including the possibility to initiate class action lawsuits and seek punitive damages, which could have a material adverse effect on our results of operation and financial condition.

The consumer protection law No. 24,240 and amendments (the "Consumer Protection Law") establish certain principles and rules in order to protect consumers. On March 12, 2008 the Executive Power enacted a new amendment to such law. No regulations under this amendment have been issued so it is unclear what impact it will have on our business. However, the amendment substantially modifies the Consumer Protection Law in various aspects such as fines and interest rates. For example, the new Consumer Protection Law specifically includes the services rendered by public utilities under the law; increases the maximum fines that can be applied against suppliers; grants the judges the ability to impose punitive damages against suppliers in favor of consumers; recognizes the consumer's associations capacity to engage in class actions in name of consumers and against suppliers; and reduces the default interest that suppliers can apply against consumers. These modifications may substantially increase the risk of litigation against us as a supplier of natural gas and significantly reduce our collections regarding default interest all of which can adversely affect our financial condition and results of operation.

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

Gas Argentino holds all of our shares of class A common stock, par value one Peso per share, or the "Class A Shares," representing 51% of our capital stock, and 49% of our shares of Class B common stock, par value one Peso per share, or the "Class B Shares," representing 19% of our capital stock. Gas Argentino has the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders and to elect the majority of the members of our Board of Directors and the majority of the members of our Supervisory Committee. In addition, pursuant to our by-laws, or the "By-Laws" the Class A shareholders have the power to elect two of the three members of our Supervisory Committee. Accordingly, our other shareholders are not able to affect the outcome of any shareholder vote, including the election of our Board of Directors.

Our controlling shareholder, Gas Argentino, has defaulted on its outstanding debt. If as a result of such default Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset so that its Class A Shares in us are transferred to a third party and such transfer is not approved, our License may be revoked.

At December 31, 2007, Gas Argentino had approximately US$95.3 million, including accrued interest, in financial indebtedness. Gas Argentino informed us that on December 7, 2005 it executed an agreement with the holders of all of its financial indebtedness pursuant to which such holders would exchange all obligations related to such financial indebtedness for common stock of Gas Argentino equal to 30% of its equity and the transfer to such holders of all of our Class B Shares owned by Gas Argentino. The exchange was subject to, among other things the approval by ENARGAS and the approval of the Secretary of Interior Commerce with the prior agreement of the Argentine Anti-trust Authority ("Comisión Nacional de Defensa de la Competencia" or "CNDC"). The aforementioned agreement also included a bondholders' option to terminate that agreement if, at December 7, 2006, the closing of the debt restructuring had not occurred. While ENARGAS' approval was obtained, the CNDC's resolution, and consequently the Secretary of Commerce authorization, was pending. On May 15, 2008, Marathon Master Fund Ltd. and Marathon Special Opportunity Master Fund Ltd., one of the holders of part of its financial indebtedness, notified Gas Argentino that they were terminating the agreement, and therefore, debt, including both principal and interest, remains outstanding and Gas Argentino must start a new restructuring process with its creditors.

If as a result of the termination of the agreement or for any other reason Gas Argentino is declared bankrupt or Gas Argentino's creditors foreclose on its only asset (our Class A Shares and our Class B Shares held by Gas Argentino) so that our Class Shares are transferred to a third party and such transfer is not approved by ENARGAS our License may be revoked. We cannot assure you that ENARGAS will approve any such transfer.

Gas Argentino's only source of funds for the payments of its obligations is dividends paid by us. However, our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2013 and, even then, only if we have repaid at least US$75 million of our outstanding debt.

Risk Factors Relating to our Subsidiary

MetroEnergía was constituted within the framework of Decree 180/04 issued by Executive Power authorizing the natural gas distributors to have a controlling stake in natural gas marketers. Changes in the legislation applicable to us may have a material adverse effect on our financial performance.

In February 2004 the Executive Power issued Decree 180/04 authorizing the natural gas distributors to have a controlling stake in natural gas marketers. By Decree 180/04, the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as of yet, been subject to regulation but no assurance can be given that this will continue.

In line with the regulatory changes that were made in the gas sector as from the issuing of Excecutive Orders No 180 and No 181 in 2004, dated December 22, 2005, the Energy Secretariat issued Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

Consequently and with the goal of indirectly servicing large users of gas and gas transporters that were prohibited by law to service directly, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS gave us the approval to operate MetroENERGÍA as a natural gas trading company and natural gas transportation service company. We currently own 95% of the capital in MetroENERGÍA and BG Argentina S.A., "BG Argentina", along with YPF Inversora Energética S.A., "YPF Inversora", are the holders of the remaining 2.73% and 2.27%, respectively.

One of the main objectives of MetroENERGÍA was to attract those industrial and commercial customers who, until September 1, 2005, January 1, 2006, and March 1 2006, purchased natural gas together with transportation and distribution from us, and who, as a result of Resolution 752/05, must do so from a different supplier.

We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework would not materially and adversely affect us.

MetroEnergía operates in a highly competitive market.

One of the main objectives of MetroENERGÍA was to attract those industrial and commercial customers who, until September 1, 2005, January 1, 2006, and March 1 2006, purchased natural gas together with transportation and distribution from MetroGAS, and who, as a result of Resolution 752/05, must do so from a different supplier.

During 2007, MetroENERGÍA, entered into contracts for supplying natural gas with different producers in order to supply customers who have to purchase gas from third-party suppliers. These contracts, which originally due between December 31, 2006 and September 30, 2007 were renewed until December 31, 2008 considering volumes established in the Agreement with Gas Producers 2007-2011. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

MetroENERGÍA also entered into contracts for natural gas supply with large customers, electric power plants and customers from General Service "G" and from General Service "P", with consumption not only in the MetroGAS distribution area but also in the rest of the country. These contracts, which originally due in December 31, 2006 were renewed until December 31, 2008 considering volumes established in the Agreement with Gas Producers 2007-2011. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Additionally, MetroENERGÍA had signed invoicing and collection agreements, effective until May 2008, with some gas producers for selling natural gas to CNG stations in the scope of the Mechanism of Natural Gas Allocation under Resolutions No. 752/05, No. 2020/05 and No. 275/06. These agreements can be renewed annually. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Actions carried out through MetroENERGÍA allowed us to retain most of the industrial and commercial customers, thus being able to maintain the participation of this category of customers within MetroGAS sales portfolio. No assurance can be given if MetroENERGÍA will be able to continue retaining those customers.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

We were formed on November 24, 1992 as a sociedad anonima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54-11) 4309-1434. As of December 31, 2007, we employed approximately 1,014 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps.524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 65.3 million between 2002 and 2004. During 2007, 2006 and 2005, our capital expenditures were approximately Ps.62.9 million, Ps.48.9, million and Ps.44.6 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

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

Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine Government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia that purchased them. The Argentine Government retained a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine Government has sold much of such retained ownership in certain privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine Government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada, or the "PPP." See Item 7-"Major Shareholders and Related Party Transactions— Major Shareholders."

The Argentine Government promulgated detailed bidding procedures governing the privatization of Gas del Estado. The Pliego contained these procedures, which required that the bidding group for a gas distribution company include, among its members, a designated technical operator with experience in operating a gas distribution company serving at least 500,000 residential customers. The technical operator was required to enter into a technical assistance agreement under which it would provide us with, among other things, certain technical and managerial assistance. See "— Business Overview-Agreements with BG Group— Technical Assistance Agreement."

The Pliego required that each bid include a specific U.S. Dollar amount, payable partially in cash and partially in Argentine public, foreign and domestic debt securities, plus a fixed amount of US$62 million to be paid in cash on December 28, 1992, or the "Takeover Date," representing certain liabilities of Gas del Estado to the Argentine Government. After various rounds of bidding, a consortium, or the "Consortium," composed of British Gas plc, Perez Companc S.A., or "Perez Companc," Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad," was successful with a bid of US$300 million plus the mandatory amount of US$62 million. As a result, the bidding price for the 70% majority interest in us amounted to US$362 million.

The Consortium formed Gas Argentino, to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders." British Gas plc, or "British Gas," qualified as the technical operator, or the "Technical Operator," of the Consortium. See "— Business Overview-Agreements with BG Group-Technical Assistance Agreement."

Pursuant to the privatization of Gas del Estado, we, along with the Argentine Government, Gas del Estado, British Gas, Perez Companc, Astra, Invertrad, and Gas Argentino entered into a transfer agreement, or the "Transfer Agreement," on the Takeover Date. The Transfer Agreement provided that those assets of Gas del Estado that are associated with the distribution system within our service would be transferred to us.

The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately US$110 million, consisting of obligations of US$60 million due to the Argentine Government and US$50 million due to YPF. We also executed three, short-term notes in the aggregate amount of approximately US$26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the US$60 million debt to the Argentine Government, the US$50 million debt to YPF and the three short-term notes totaling approximately US$26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of US$23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

Under the Transfer Agreement, we assumed certain obligations with respect to our new employees, who previously had been employed by Gas del Estado. We were required to accept these employees at their previous salary and seniority levels and to accept responsibility for any labor claims, occupational hazard claims and retirement liabilities that arose after the Takeover Date. We were required to cooperate in implementing the PPP to enable our employees to acquire the 10% of our shares that were originally held by the Argentine Government. In addition, our employees are entitled to participate in our annual profits by receiving an aggregate distribution equal to 0.5% of our earnings after taxes.

On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd., currently known as Argentina Private Development Co., Ltd., or "APDC." On November 12, 1993, British Gas transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V., or "BGNH," a wholly owned subsidiary of BG Group. On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra, and APDC on a pro rata basis based on their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V., or "BGI," an entity ultimately controlled by BG Group. Astra merged with YPF effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. During fiscal year 2005, Gas Argentino shares were transferred as follows: (i) on October 31, 2005, YPF S.A. notified us of the transfer of all its shares in Gas Argentino to YPF Inversorsa Energetica S.A.; and (ii) on November 30, 2005, BGI notified us of the transfer of all its shares in Gas Argentino to BG Inversiones Argentinas S.A. On the date of this annual report, BG Group indirectly owns 54.67% of Gas Argentino, and YPF directly owns 45.33% of Gas Argentino.

The Argentine Natural Gas Industry

The information concerning the Argentine natural gas industry set forth below has been prepared based on materials obtained from public sources, including Gas del Estado, the Energy Secretariat, public laws, decrees and regulations and other sources identified below. The information has not been independently verified by us or by our advisors.

Historical Background

Prior to the privatization of Gas del Estado, the Argentine gas industry effectively was controlled by the Argentine Government. From January 1944 to December 1992, the integrated system of transportation and distribution of natural gas was under the exclusive control of Gas del Estado and its predecessors. In addition, until 1990, YPF (formerly the state owned, Argentine oil company), directly or through contractors, was the only natural gas producer in Argentina.

The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 22.9% of the total deliveries made by all gas distribution companies in 2007. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 17.9% of the total deliveries made by all gas distribution companies in 2007; it serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.5% of the total deliveries made by all gas distribution companies in 2007; it serves the market area generally covering southern Argentina. BAN is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 10.7% of total deliveries made by all gas distribution companies in 2007; it serves an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (covering the northwest of the Province of Buenos Aires) and Gasnea S.A. (serving the northeastern Argentina).

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

Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets. Moreover, a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing, and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead prices of gas in Argentina for temporary period of one to two years beginning in June 1992, with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at US$0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, the price of gas was deregulated as of January 1, 1994. Since the price liberalization, the average price of gas we pay has increased. Prices can vary depending on diverse factors such as the production basin and the different seasons.

Supply of and Demand for Natural Gas

Natural Gas Consumption and Demand

World demand for natural gas has increased significantly in recent years. Natural gas is distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages compared to other energy sources because of its lower by product discharges. A 2004 United States Energy Information Administration international energy outlook forecasted a 54% increase in worldwide energy requirements from 2001 to 2025, with nearly 67% of that increased demand expected to be filled by natural gas.

Argentina has a well-developed natural gas market, where natural gas constitutes approximately 50% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 31.8 BCM (1,122 BCF) in 2007. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:

Consumption of Natural Gas

	1990	2000	2003	2004	2005	2006	2007
Residential
MMCM	4,346	6,967	6,862	6,910	7,432	7,398	9,000
BCF	153	246	242	244	262	261	318
Commercial
MMCM	521	1,053	1,021	1,119	1,109	1,102	1,241
BCF	18	37	36	40	39	39	44
Industrial
MMCM	6,114	8,055	8,337	8,771	9,169	9,741	9,843
BCF	216	284	294	310	324	344	347
Electric power plants
MMCM	5,319	7,141	5,910	7,199	7,213	7,779	7,856
BCF	188	252	209	254	255	275	277
Government entities
MMCM	1,054	340	389	369	403	370	422
BCF	37	12	14	13	14	13	15
CNG(a)
MMCM	218	1,677	2,640	3,044	3,167	3,043	2,858
BCF	8	59	93	108	112	107	101
Others
MMCM	207	293	367	405	454	482	583
BCF	7	10	13	14	16	17	20
Total
MMCM	17,779	25,526	25,527	27,817	28,947	29,915	31,803
BCF	627	901	901	982	1,022	1,056	1,122

__________

Notes:

(a) Primarily used for automobiles.

Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data 1995, 2000, 2003, 2004, 2005, 2006 and 2007 were compiled from information provided by CAMMESA and ENARGAS.

Gas Supplies

In 2006, Argentina had proven natural gas reserves estimated at 446,156 MMCM (15,755 BCF) with an estimated reserve life of nine years. In 2005, Argentina's proven natural gas reserves were estimated at 438,951 MMCM (15,501 BCF) with an estimated reserve life of eight years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 50,994 MMCM (1,801 BCF) in 2007, 51,830 MMCM (1,830 BCF) in 2006 and 51,454 MMCM (1,817 BCF) in 2005. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen, and Austral, which together contain approximately 90.1% of Argentina's proven natural gas reserves and accounted for approximately 90.2% of Argentina's natural gas production in 2007. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquen, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquen, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2007, approximately 69% originated in the Neuquen basin, and the remaining 31% was originated in the Austral and Golfo San Jorge basins.

Argentine natural gas reserve data is estimated as of December 31, 2006 and production data is estimated as of December 31, 2007. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	202,543	7,153	29,890	1,056	7
Noroeste	Salta, Jujuy, Formosa (northwest)	75,641	2,671	6,828	241	11
Austral	Tierra del Fuego, Santa Cruz (south)	123,638	4,366	9,271	327	13
Golfo San Jorge	Chubut, Santa Cruz (south)	43,642	1,541	4,946	175	9
Other Areas		692	24	59	2	12
Total		446,156	15,755	50,994	1,801	9

__________

Notes:

(a) There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production. The reserve data set forth in this annual report represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of an estimate may require substantial upward or downward revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of natural gas that ultimately will be recovered.

(b) In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets, may not accurately reflect future levels.

Source: Argentine Energy Secretariat 2007 and 2006 annual report.

Total Domestic Production. Total Argentine natural gas production during 2007 was 50,994 MMCM (1,801 BCF), a decrease of 1.6% over 2006. At December 31, 2006, total Argentine natural gas proven reserves were 446,156 MMCM (15,755 BCF).

Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2006, the Neuquen basin accounted for approximately 45.4% of the Argentina's proven natural gas reserves. In 2007, the Neuquen basin produced an aggregate average of 81.9 MMCM (2.9 BCF) of natural gas per day, or 58.6% of the total Argentine natural gas production.

Noroeste Basin. At December 31, 2007, the Noroeste basin in northwestern Argentina produced an average of 18.7 MMCM (0.7 BCF) of natural gas per day, or 13.4 % of total Argentine natural gas production. As of December 31, 2006, this basin accounted for approximately 17.0% of Argentina's proven natural gas reserves.

Austral and Golfo San Jorge Basins. At December 31, 2007, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 39.0 MMCM (1.4 BCF) of natural gas per day, or 27.9% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2006 accounted for approximately 27.7% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

B. Business Overview

General

We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2007 annual report. We have over 2.1 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado. We are one of the largest publicly traded natural gas distribution companies in North and South America in terms of customers served.

The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2007, sales of natural gas to residential customers accounted for approximately 44.2% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results."

Our distribution system consists of approximately 16,100 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine Government granted us a 35-year License, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our License provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our License provide that these tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps.1 per US$1, and superseded and suspended a number of these provisions. See "-Regulatory Framework."

Business Strategy

In response to the Argentine economic crisis, at the beginning of 2002 we refocused our strategy on short-term risks and challenges. Since then, our short-term strategy has aimed at working with the Argentine Government to expedite decisions and obtain tariff increases that ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for debt repayment. See "-Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

Our management also has taken and continues to take actions to mitigate the impact of the current economic crisis, including:

      Strict management of cash-flow to adjust our financial expenditures to the funds available to us;

      Reduction of capital expenditures and preventive maintenance programs without affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;

      Tight control of all price adjustment requests from suppliers and required extensions of payment terms from those suppliers;

      Renegotiation of commercial and operational contracts; and

      Securing any necessary tax advice to make the best possible tax use of past and future tax losses.

Pre-crisis, we had implemented a strategy that included capital investments and other measures designed to: (a) provide continued high-quality service to our customers; (b) ensure sustained growth in dividends; (c) achieve a significant reduction in operating expenses; (d) implement a market strategy more closely based on market analysis; (e) improve the use of our current transportation capacity and become a key participant in the natural gas transportation market; (f) further develop the CNG market; (g) continue to preserve the environment; (h) develop our human resources; and (i) generate an organizational culture based on excellence.

Although constrained by the risks and circumstances described in Item 3: "Key Information-Risk Factors," our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to participate actively in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and on being the country's most innovative provider of natural gas distribution services and related products.

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2007, we downsized from 2,021 to 1,014 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

MetroENERGÍA

In February 2004, the Executive Power issued Decree No. 180/04 authorizing the natural gas distributors to have a controlling stake in natural gas markets. See Item 3: "Key Information - Risk Factors - Risk Factors related to Our Business - We operate in a highly regulated industry and changes to the regulatory framework may have a material adverse effect on our financial performance and results of operations."

Consequently, within the framework of Decree No. 180/04's Section 28 and in response to Resolution No. 752/05 and the following modifying resolutions, we created MetroENERGÍA S.A with the goal of indirectly servicing large gas users and gas transporters, since the prohibited direct service thereto. In July 2005, ENARGAS granted approval to operate MetroENERGÍA as a natural gas trading transportation service company. We currently own 95% of the capital in MetroENERGÍA, with BG Argentina S.A., "BG Argentina," and YPF Inversora Energetica S.A., "YPF Inversora," as the holders of the remaining 2.73% and 2.27%, respectively.

MetroENERGÍA's goal is to purchase and/or sell natural gas and/or its transportation on its own, on behalf of third parties, or in association with third parties.

One of MetroENERGÍA's main objectives was to attract those industrial and commercial customers, who until September 1, 2005, January 1, 2006, and March 1, 2006 purchased natural gas together with transportation and distribution from us, and, as a result of Resolution No. 752/05, must do so from a different supplier.

MetroENERGÍA signed natural gas supply agreements with different producers to supply users that must purchase gas from third party providers. Our gas purchase agreements had been reduced pursuant to Resolution No. 752/05, which gave our main clients the right to ask distribution companies to give their natural gas volumes to third parties that had been hired by producers with the goal of meeting the natural gas demand of those clients. Likewise, MetroENERGÍA signed natural gas supply contracts with power plants, large customers, General Service "G" users, and General Service "P" users with consumption in our distribution area following the different dates that such clients could purchase natural gas from providers other than the licensee distribution service companies.

Additionally, MetroENERGÍA had signed invoicing and collection agreements, effective until April 30, 2007 with some gas producers for selling natural gas to CNG stations in the scope of the Mechanism of Natural Gas Allocation under Resolutions No. 752/05, No. 2,020/05 and No. 275/06.

Through Resolution No. 599/07, published in the Official Gazette on June 14, 2007, the Energy Secretariat proposed an agreement, to be executed by the natural gas producers before June 22, 2007, covering the supply of natural gas for the domestic market until December 31, 2011 (the "2007-2011 Agreement").

Pursuant to the 2007-2011 Agreement, before June 19, 2007 or any other date defined by the Energy Secretariat, the natural gas producers should offer natural gas purchase agreements reflecting the term, volume, and prices set forth under the 2007-2011 Agreement to natural gas distributors. Pursuant to this agreement the producers are obliged to supply gas to CNG stations, industries, and power plants. Producers, however, are free to decide whether to channel these supplies through marketers or to do it directly.

Since MetroENERGÍA entered into purchase contracts with natural gas producers, it was possible for the Company to sign Gas Supply Agreements with industrial and commercial customers inside and outside of our distribution area at renewed prices and volumes covering the period from September 2007 until December 2008.

Revenues

Our consolidated sales during the year ending December 31, 2007 increased by 9.4%, amounting to Ps.955.9 million compared to Ps.873.9 million in the previous year. The sales increase during the year ending December 31, 2007 derived from MetroENERGÍA's sales increase amounting to Ps.30.1 million, from our gas sales amounting to Ps. 28.4 million, (principally to residential customers), and from our other sales amounting to Ps.24.0 million related to winter assistance to other gas distribution companies and the resale of transportation capacity.

MetroENERGÍA's trading of natural gas on its own behalf amounted to 53.3% of its operations; trading natural gas on behalf of third parties amounted to 46.7%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" on the Income Statement.

The following table illistrates certain information regarding our services to our customers during 2007:
	Information Regarding Services to Customers in 2007
	Volume	Volume	Percentage	Sales	Percentage	Number of
			Of	(in millions	of
Category of Customer	(MMCM)	(MMCF)	Volume (a)	of Pesos)	Sales	Customers (b)
MetroGAS
Gas Sales
Residential	2,037.0	71.9	23.5	422.6	44.2	2,021,807
Industrial, commercial and governmental	568.5	20.1	6.6	94.7	9.9	79,110
Compressed natural gas	-	-	-	-	-	-
Transportation and Distribution Services
Electric power plants	3,771.2	133.2	43.5	83.8	8.8	5
Industrial, commercial and governmental	950.7	33.6	11.0	61.0	6.4	458
Compressed natural gas	613.8	21.7	7.1	41.2	4.3	344
Processed natural gas	150.1	5.3	1.7	29.9	3.1	1
Other Gas Sales and Transportation and Distribution Services	577.5	20.4	6.6	53.4	5.6	8
Subtotal MetroGAS	8,668.8	306.2	100.0	786.6	82.3	2,101,733
MetroENERGÍA
Sales on own behalf	836.1	29.5	100.0	161.8	16.9	933
Selling commission	-	-	-	7.5	0.8	-
Subtotal MetroENERGÌA	836.1	29.5	100.0	169.3	17.7	933

Total	-	-	-	955.9	100.0	-

__________

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 2.0 million residential customers within our service area, approximately 65% of whom are located in the city of Buenos Aires. In 2006, sales to residential customers accounted for approximately 20.3% of the volume of natural gas we delivered and 42.7% of our sales; during 2007, sales to residential customers accounted for 23.5% and 44.2% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers increased from approximately 1.7 BCM (60 BCF) in 2006 to approximately 2.0 BCM (71 BCF) in 2007. We added 36,302 and 39,615 (net) new residential customers in 2006 and 2007, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our License, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

Pursuant to Decree No. 181/2004 residential service tariffs have been divided into three categories (R1, R2, and R3), according to the level of gas consumed. The same tariffs apply to transportation and distribution services of the three categories of residential customers until completion of the renegotiation process of public services tariffs, at which time different tariffs are to be established for each category of residential customer according to their natural gas consumption.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged for their consumption of natural gas. In 2004, users, who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003, received a discount equal to 10% to 12% on the cost of their annual natural gas consumption; users, who consumed above 95 percent of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users, who consumed less than 90 or 95 percent of the amount of gas they consumed during an equivalent period in 2003, depending on the type of user, and adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption is above 90 or 105%, depending on the type of user, will pay a surcharge on the gas they consume over those levels. The program is effective from April 15 until September 30 each year. This period however, could be modified by the Energy Secretariat as the program evolves.

On June 8, 2005, ENARGAS temporarily approved through Resolution No. 3,208, the tariff chart (expressed in Pesos) applicable from May 1 to June 30, 2005. On July 12, 2005, ENARGAS temporarily approved through Resolution No. 3,227, a new tariff chart that replaced the one approved by Resolution No. 3,208, applicable from May 1 to June 30, 2005.

On March 21, 2006, ENARGAS, in Resolution No. 3,462 temporarily approved the tariff chart applicable retroactively from July 1, 2005.

The aforementioned tariff charts contain the values of the price of gas at wellhead. They are the result of the agreement signed between the Energy Secretariat and natural gas producers for the implementation of the schedule for the normalization of the price of gas at points of entry into the transportation system.

Power Plants

As from the year ending December 31, 2006, we did not carry out sales of gas to power plants as a consequence of the "unbundling" mentioned above. However, sales of transportation and distribution services to power plants increased by 1.1% during the year ended December 31, 2007 as compared to the previous year, mainly due to the increase on average prices, partially offset by 7.3% decrease in gas volumes delivered to this customer category.

Our contracts with electric power plants usually contain provisions, known as ship-or-pay provisions, which require the power plant to pay for reserved transportation capacity whether or not used. The ship-or-pay provisions guarantee us a minimum income.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants' greater operating efficiency will increase their dispatch under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason, and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has increased due to the installation of combined cycle technology. The following combined cycle plants located in our service area have been our customers since the following dates: Central Termica Buenos Aires ("CTBA")-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001, we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside of our service area.

The combined cycle power plants contract for firm transportation and distribution service with a peaking arrangement that allows us to interrupt service during periods of high demand and insufficient transportation capacity or gas supply in order to ensure uninterrupted service to our residential customers. The power plants pay lower tariffs than those permitted by our License, in view of the competition derived from alternative sources of fuel and the risks of bypass. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to bypass our services."

Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, covers a portion of our annual firm transportation costs. See "-Commercial Contracts-Gas Transportation Contracts."

Most of our power plants and industrial customers purchase gas directly from gas suppliers. This gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allow us to achieve savings by avoiding (i) the cost of purchasing the gas that is used as compression fuel, which, pursuant to the regulatory framework, cannot be passed on to customers and (ii) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all these customers purchased our distribution and transportation services. See "-Business Overview-Bypass Rights and Competition."

Due to the new Government-approved regulatory system, we have not been allowed to make gas sales to power plants since September 2005. Instead, natural gas is provided partly by MetroENERGÍA S.A. (Central Costanera and CTBA power plant).

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased dramatically during each of the years ending December 31, 2005, 2006 and 2007. The partial stabilization of the Argentine economy increased electricity consumption by 5.9% between 2004 and 2005, 5.9% between 2005 and 2006 and 4.0% between 2006 and 2007.

According to CAMMESA, of Argentina's total electricity consumption during 2007, about 56% was generated by thermal power plants; approximately 34% was generated by hydroelectric power plants; approximately 7% was generated by nuclear power plants; and about 3% was imported.

Industrial and Commercial Users and Government Entities

Our sales to industrial, commercial, and governmental customers increased by 10.0% during the year ending December 31, 2007 compared to the previous year, mainly due to the 6.2% increase in gas volumes delivered to this customer category, which had higher economic activity. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof.

Industrial customers that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service includes a charge per unit consumed, a fixed charge per invoice, and a demand charge. Our demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

Smaller industrial users that consume a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service ("SGG"). The related tariff includes a demand charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Customers with a minimum consumption of 3 MMCM (106 MMCF) per year and whose operating processes are interruptible or whose natural gas can be substituted with other sources of energy, have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions generally are due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See "-Bypass Rights and Competition."

In light of Resolution No. 752/05, modified by Resolution Nos. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place in the last months of 2007, extending our sales to December 31, 2008, subject to discussions between natural gas producers and government.

We also supply gas to minor commercial and industrial users (e.g., restaurants, hotels and small industries) that consume less than 0.18 MMCM (6 MMCF) per year. These users receive small volume general service which is available to any nonresidential user. The tariff for this service consists of a charge per unit of consumption with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

As in the case of residential customers, Decree No. 181/2004 established the division of minor commercial and industrial users into three categories (SGP 1, SGP 2, and SGP 3) according to their consumption levels. The same tariffs will apply to transportation and distribution services for the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users' consumption. We do not supply natural gas to SGP 3 clients with annual consumption over 0.18 MMCM (6MMCF) per year as they purchase it directly from third parties.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. See "―Residential Customers" for a more detailed discussion of the discounts and surcharges.

Compressed Natural Gas Service

Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations. For that reason, we did not sell any gas to this customer category during 2007.

Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/2004. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge. The volume of transportation firm capacity of the segment kept stable with respect to the volumes contracted for in December 2006 (2.68 MMCM per day).

Our transportation and distribution sales to CNG stations increased by 26.9% during the year ending December 31, 2007 compared to the previous year, mainly due to the increase of 18.9% in volumes delivered to this customer category.

During 2007, one auction for providing natural gas to a CNG refuelling station was done. The total amount of natural gas assigned to CNG stations was 2.45 MMCM per day, a reduction of 8% from the volumes assigned of December 2006 (2.67 MMCM per day). Also, during 2007, gas distribution companies had to represent CNG filling stations in their natural gas applications before EGM. An auction for the purchase of natural gas by CNG filling stations within EGM occurred in May and was effective up to April 2008.

A new auction was held in May 2008, which provides natural gas for a one-year period.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahia Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2007 decreased by 22.9% compared to the previous year, mainly due to a decrease in volumes delivered.

MetroENERGÍA sales

MetroENERGÍA's natural gas sales increased from Ps. 130.8 million during the year ending December 31, 2006 to Ps.161.8 million during the year ending December 31, 2007, mainly as a result of an increase in volumes delivered to power plants. Gas volumes delivered by MetroENERGÍA corresponding to sales on their own behalf amounted to 836.1 MMCM during the year ending December 31, 2007, compared to 736.4 MMCM during the year ending December 31, 2006.

Commission for MetroENERGÌA's operations on behalf of third parties decreased from Ps.8.4 million during the year ending December 31, 2006 to Ps. 7.5 million during the year ending December 31, 2007, as a result of lower commission rates.

MetroENERGÍA has renewed and increased invoicing and collections arrangements with main natural gas producers for trading of natural gas on their own behalf to be delivered to CNG filling stations allocated as a result of said auction. The volume managed through MetroENERGÍA in 2007 was in the order of 80.0 MMCM.

Throughput Experience

Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2003, 2004, 2005, 2006, and 2007, our load factors were 83.5%, 98.3%, 95.8%, 98.7%, and 100%, respectively.

As of December 2007, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted to Bahia Blanca, which is used to recover the heat after the generation of subproducts, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

During 2005, 2006, and 2007, the production of gas was insufficient to meet local demand as a result of the gas and electricity supply bottleneck that Argentina has faced since 2002. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors gas that was originally destined for exports and electric generation to use for their clients. These resources were utilized by all distributors (except us), which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we implemented, (of buying gas for the long-term, spot prices, and long-term for transportation), has allowed us to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007, the Argentine energy system entered into a state of emergency that continues today as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. As a consequence of these shortages, we had to suspend service to CNG and industrial consumers within our service area for a couple of days to meet our residential customers' demand.

At March 31, 2008, 2007, and 2006, we had an aggregate firm transportation capacity for distribution and liquids processing of 24.6 MMCM (869 MMCF), 24.6 MMCM (869 MMCF), and 23.5 MMCM (830 MMCF) per day, respectively. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993, when we struggled to meet non-interruptible residential demand; this legal obligation under our License, if not fulfilled, could result in significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation." Since we have no gas storage facilities available, we strategically decided to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.61.0 million at December 31, 2007, Ps.47.2 million at December 31, 2006, and Ps.48.3 million at December 31, 2005. As of December 31, 2007, we had a reserve of Ps.20.4 million against past due receivables.

Under our License, we may terminate gas services to delinquent customers provided such customers receive prior notice of termination. No minimum period between notice to delinquent customers and the termination of service is specified in our License or required by ENARGAS. We currently provide customers with at least ten working days' notice. Our management expects, based on industry experience and the lack of economic alternatives to gas for residential customers, that our practice will avoid increases in the number of unpaid accounts.

Mandatory Investments

Our License requires us to maintain our operating system in good order. Safety, design, maintenance and operations standards, required to be met by Argentine gas distribution systems, were governed by Gas del Estado's technical regulations, which were based primarily on the 1976 United States Code of Federal Regulations, Title 49, Sections 190-192 and modified for local conditions and with a variety of European standards. After the privatization of Gas del Estado, the Argentine Government required that Argentine gas distribution systems, including ours, be brought up to current (1991) United States Federal Standards No. 49. Pursuant to our License, we, like the other privatized natural gas transportation and distribution companies, were required during 1993 through 1997 to make certain initial capital investments, or the "Mandatory Investments," to meet these requirements during our first five years of operations. ENARGAS has ruled that we have complied with the Mandatory Investment program.

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 2 million customers in our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times normal barometric pressure, or "Bar," 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado generally have been found accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system in relatively good condition and adequate for performance of its intended functions.

All of our high and intermediate-pressure systems are of welded steel construction, approximately 80% of which are under 40 years old. Approximately 50% of the medium-pressure system is constructed of welded steel and approximately 50% is constructed of polyethylene. Approximately 85% of the steel medium-pressure system is less than 25 years old, and over 90% of the entire medium-pressure system is less than 30 years old. The age of these systems is relatively new by industry standards. The low-pressure system is almost completely made of cast iron, over half of which is less than 50 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16.100 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 340 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

The gas injected into the system at the city gates is odorized by means of a proportional injection system, comprised principally of flow controllers and pumps. The system has back-up streams that come into operation in case of malfunctions in the main stream. Samples of gas are taken at around 60 points on the system to monitor odorant concentration and to verify equipment performance.

To ensure that the demands on the system are met according to standards, an on-line Supervisory Control and Data Acquisition system, or "SCADA," monitors pressure and flow at the city gates and at certain large customers. SCADA also monitors pressure at different regulator stations on the network, allowing us to monitor and regulate the flows on the system in order to guarantee supply of natural gas to all our customers.

Metering System

Our metering system consists of approximately 2.1 million meters. New metering systems with temperature and pressure correctors were introduced for large customers to enable remote monitoring and control of distribution, and to include the ability to monitor the interruption of supplies to users with interruptible supply contracts during the periods of peak winter demand.

Maintenance

On account of the current economic situation in Argentina, we will continue carrying out the minimum maintenance activities necessary to ensure a safe and reliable gas distribution system. Due to this situation, activities related to corrective maintenance have been increased.

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2007, we handled all gas leaks reported by the public that were classified as high priority within the first two hours of their being reported. We handled 98.0% of those high priority leaks within an hour of their being reported, as compared to 97.0% in 2006.

We will continue to conduct a substantial amount of multifunctional training in safety and operations with a goal of having a team that will improve customer service at a lower cost.

Preventive maintenance activities seek to minimize the risk of system failure and are responsible for the system's scheduled and unscheduled maintenance activities. In the recent years, we have not been able to mitigate the risk of system failure due to restrictions on resources that impact these preventative maintenance activities.

We continue replacing older, mainly cast iron, mains. Replacement priority is given on the basis of the associated risk.

We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 76 key district governors, which enable us to adjust pressure settings more rapidly.

In August 2007, there was an incident (related to a manufacturing defect) on a 24" steel main operating at 22 bar. This situation has modified the ranking of the risk associated to this main, which is measured through the likelihood of failure and its consequences. This main is currently operating at 12 bar, which has required infrastructure works. Thus, we have been able to reduce the risk associated to the consequences of a similar incident taking place. Pipeline integrity is being assessed through associated to the likelihood of failure.

Commercial Contracts

Natural Gas Purchase Contracts

Deregulation of the Price of Gas

The price of natural gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased from the previously regulated price of US$0.97 (Ps. 0.97) per MMBTU to a weighted average of US$0.59 (Ps.1.83) per MMBTU at December 2005.

The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of our gas costs that we pass through to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License." Our License provides that ENARGAS may review whether the price increases were incurred prudently. In August 1994, the Argentine Government enacted Decree No. 1,411/1994, which empowers ENARGAS to limit the pass-through of the price of gas to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field. This empowerment arises when ENARGAS finds that the contracts under which we purchased gas were not the product of a transparent, open, and competitive process.

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License." Tariff adjustments based on price of gas changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions; ENARGAS had partially denied or delayed tariff increases that we requested based upon price increases that we contracted with our gas suppliers for. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been, and continue to be, subject to adverse tariff adjustments determined by the Argentine Government."

Current Gas Purchase Contracts

In late 2003, we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of these agreements, we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 or "the Existing Contracts." As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L., or the "Total/Pan American Energy/Wintershall Contract" and YPF, or the "YPF Contract," were amended. The Public Emergency Law and Decree No. 214/2002, which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements that are essential to provide our licensed service. Subject to the continuing compliance of the National Government with the obligations it has assumed, under the provisions of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices ("2004 Agreement") and as a result of the renegotiations of contracts with most of our gas suppliers, gas producers whose contracts were renegotiated have committed themselves to suspending actions and procedures brought against the gas distributors for claims resulting from the above-mentioned law. As of August 1, 2007, this suspension is considered a permanent waiver in accordance with Resolution No. 599/2007.

The Wintershall Energia S.A. contract, which expires on January 1, 2011, provides us with 1.20 MMCM (42 MMCF). Prices agreed under this contract were renegotiated in accordance with the terms of the 2004 Agreement. Since August 2007, the volume was modified according Res. SE 599/07.

As a consequence of the unbundling, during 2006 we reduced daily aggregate amount of natural gas purchases under long-term contracts.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette through which was homologated the proposed draft of the "Agreement with Natural Gas Producers 2007-2011," or "Agreement 2007-2011," then executed by certain natural gas producers, triggering its enforceability. The Agreement 2007-2011: (i) sets forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements, including the terms and conditions of the Agreement 2007-2011. At the date of issuance of these financial statements, we did not execute any of these agreements given that (we believe) the offers received from the natural gas producers neither complied with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor allowed us to guarantee the supply of natural gas to its non interruptible consumers because of the volumes included in said offers.

Contracts that originally were set to expire on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. Since August 1, 2007, the natural gas producers have supplied natural gas to us in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Subsecretary of fuels, or "Fuel Subsecretariat," and EGM; delivery arrangements for those contracts with gas producers do not exist.

Due to our understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent us from fully supplying the non interruptible demand, we have made presentations to ENARGAS, the Energy Secretariat and the Fuel Subsecretariat to raise awareness of this situation and to request its remediation.

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of December 31, 2007, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations

	2008		2009		2010
Daily Contract	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.-April)	0.938	33.112	0.532	18.776	0.375	13.248
Winter (May-Sept.) (a)	0.938	33.112	0.375	13.248	0.375	13.248
Daily Take-or-Pay Contract Volumes
Summer (Oct.- April)	0.844	29.801	0.479	16.898	0.338	11.923
Winter (May-Sept.) (a)	0.844	29.801	0.338	11.923	0.338	11.923

Take-or-Pay Obligations

Our gas purchase contracts generally allow us to recover any amounts paid as a result of incurring take-or-pay liabilities to gas suppliers within periods of three to twelve months by taking additional gas in amounts in excess of daily contract minimum volumes. We believe that it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken. Since 1993, we incurred no take-or-pay liability under our gas purchase contracts that we were not able to recover by taking gas supply at a later time at no additional cost to us.

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003, we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements, we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement, we renegotiated our gas supply contracts. See "-Current Gas Purchase Contracts." Our take-or-pay commitments through 2007 under those gas purchase contracts required us to pay an average 70% of the cost of gas that we are entitled to purchase under such contracts. No payments have been made under these take-or-pay commitments.

Limitations on Short-Term Gas Purchase Contracts

Executive Decree No. 2,731/1993 established a system whereby all gas purchases and sales made under contracts having duration of more than six months are deemed to be made in the long-term natural gas market. All other gas purchases and sales are deemed to be made in the short-term natural gas market. This decree requires that sellers and buyers of natural gas register in a special registry and establishes several reporting obligations regarding volumes, prices, shipping and delivery points, and the absence of clauses that restrict or distort competition. All information furnished pursuant to these requirements is to be treated by the Energy Secretariat as confidential. Pursuant to these regulations, distribution companies (including us) are allowed to purchase no more than 20% of their gas supplies in the short-term natural gas market. The ceiling on purchases in the short-term natural gas market may be waived by the Energy Secretariat in the event of force majeure and may be increased to 40% upon development of increased competitiveness in the short-term natural gas market.

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. During 2006 and 2007, we did not make any gas purchases in the spot market.

Gas Transportation Contracts

General

Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act, and other regulations. See Item 4: "-Our History and Development-The Argentine Natural Gas Industry." Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

The TGS system consists of three main pipelines: the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines: the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see "-TGS Transportation Rights") provide for service over the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see "-TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2007, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007. See Item 4: "-Final Transportation Balance."

Decree No. 180 and the regulations issued thereunder to date establish an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Additional regulations were imposed by the Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004), which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/2004 to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 m3/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply our firm customers. This award became available in the second half of 2005.

Overall Transportation Rights

As of December 31, 2007, we had contracted for aggregate firm transportation capacity of 24.58 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of December 31, 2007, we had available firm transportation capacity with TGS of 22.04 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See "-Business Overview-Revenues-Processed Natural Gas Service."

Our other contracts with TGS provide us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquen basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquen basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin; 0.10 MMCM (3 MMCF) of gas per day from the Neuquen basin; 0.51 MMCM (18 MMCF) of gas per day from the Neuquen basin; 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz; 0.01 MMCM (0.2 MMCF) from Neuquen basin to the city of Bahia Blanca in the province of Buenos Aires; and 0.16 MMCM (6 MMCF) from Tierra del Fuego to the province of Buenos Aires. These latter two contracts expire in December 2008 and June 2020, respectively.

In addition, we have six interruptible transportation contracts with TGS for a total of approximately 14.1 MMCM (498 MMCF) of gas per day. The first contract provides for interruptible transportation capacity of up to 6.5 MMCM (230 MMCF) of gas per day on the Neuba II pipeline. That contract expired on August 31, 1997, but it remains in effect pursuant to our exercise of an annual renewal clause. The second contract provides for interruptible transportation service for 3.0 MMCM (106 MMCF) of gas per day. This contract became effective in May 1997 and expires in May 2014. The third contract effectuates interruptible transportation service for 1.0 MMCM (35 MMCF) of gas per day. This contract became effective in June 1996 and expired in June 1997, but it remains effective pursuant to an automatic annual renewal clause. The fourth contract provides for interruptible transportation capacity up to 0.6 MMCM (21 MMCF) of gas per day. This contract became effective on June 10, 1999 and expired on June 10, 2000, but it remains in effect pursuant to an automatic annual renewal clause. The fifth contract allows interruptible transportation service for 2.0 MMCM (70.6 MMCF) of gas per day. This contract became effective on June 1, 1999 and expired on June 1, 2000, but it remains in effect pursuant to an automatic annual renewal clause. The sixth contract provides for interruptible transportation service for 1.0 MMCM (35 MMCF) of gas per day. This contract became effective on May 2, 2000 and expired on May 2, 2001, but it remains effective pursuant to an automatic annual renewal clause.

TGN Transportation Rights

As of December 31, 2007, we had available firm transportation capacity with TGN of 2.54 MMCM (89 MMCF) of gas per day.

On September 9, 1993, we entered into a contract with TGN, or the "TGN Contract" for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expired on May 31, 2006 and was renewed until May 2009. On June 1, 2007, we recovered 1.03 MMCM (36.37 MMCF) per day of firm transportation capacity pursuant to this contract, which had been transferred in June 1997 by several agreements with certain industrial companies.

On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and the other for 0.10 MMCM (4 MMCF). Both contracts expired in May 2006, but they were renewed until May 2009.

During 2001, we entered into an agreement for 0.54 MMCM (18 MMCF) per day of our firm transportation capacity with TGN. The contract became effective in May 2001 and expires in May 2016.

Other Transportation Rights

We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquen basin for a period of seven years beginning November 1, 1994. This agreement assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and at 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain "ship-or-pay" obligations at a reduced rate.

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 23.6 MMCM (779 MMCF) per day from May through September 2007, we contracted for aggregate firm transportation capacity of 24.6 MMCM (830 MMCF) of gas per day, which was generally adequate to satisfy demand during the winter of 2007. During the 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 100.0%, 98.7%, and 95.8% for 2007, 2006, and 2005, respectively.

Agreements with BG Group

We have a number of agreements with BG International Limited, a subsidiary of BG Group, with respect to BG Group's role as our Technical Operator.

Technical Assistance Agreement

BG Group provides technical assistance to us as Technical Operator under the terms of an eight-year technical assistance agreement called the "Technical Assistance Agreement," which originally was dated December 28, 1992 and is renewable with the consent of both parties. The Agreement's term has been extended as described below. The Technical Assistance Agreement requires BG Group to provide services, including advising us on: (i) replacement, repairs, and renovation of facilities and equipment to ensure that the performance of the system accords with standards of prudent companies with good reputations; (ii) preparation of performance evaluations, operating cost analyses, and construction assessments, along with advice related to budget control; (iii) safety, reliability, and efficiency of system operation and gas industry services; (iv) compliance with applicable laws and regulations relating to health and safety, pollution, and the environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforementioned services; and (viii) the design and implementation of a management information and inspection system for all major aspects of natural gas distribution.

The original Technical Assistance Agreement provided for the payment to BG Group of an annual technical assistance fee net of any Argentine value added tax or local gross turnover tax equal to the greater of (i) US$3.0 million and (ii) 7% of the amount obtained after subtracting US$3.0 million from pre-tax net income before interest expense, financial income (expenses), and holding gains (losses), and income taxes. The parties renewed the Technical Assistance Agreement on December 28, 2000. While the terms and conditions of the original Technical Assistance Agreement generally were maintained, they were amended so that (a) the annual fixed fee would be payable in advance and in 12 installments instead of in three installments, (b) the parties could terminate the Technical Assistance Agreement subject to 180 days notice, and (c) the Technical Assistance Agreement would expire on December 28, 2008. On January 4, 2001, ENARGAS informed the parties it did not have any objections to the renewal.

The Technical Assistance Agreement also provides for BG Group to make its employees available to us for either long-term employment, in accordance with the Manpower Supply Agreement discussed below, or for the purpose of providing advice or implementing such advice. Advice is provided at no cost if we reimburse of direct expenses incurred by BG Group, including travel and living expenses incurred by BG Group employees providing such advice. The fees and other disbursements of BG Group under the Technical Assistance Agreement and the Manpower Supply Agreement are to be paid out of our revenues prior to the declaration and payment of dividends.

The shareholders of Gas Argentino have agreed to provide resources and personnel that can assist the Technical Operator in performing its duties under the Technical Assistance Agreement. BG Group has agreed to compensate YPF for any such collaboration out of the funds received by it under the Technical Assistance Agreement. We have benefited from BG Group's experience as an operator in the natural gas industry.

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar, plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment," to the Technical Assistance Agreement, which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps. 0.36 million, adjusted by CER, or the "Fixed Management Fee," and (b) 7% of our net profits, or the "Profit Fee," if a financial debt restructuring is achieved. The Amendment also establishes the following: from the fiscal year in which the Profit Fee is higher than Ps. 3 million adjusted by CER as of March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment loses further effect. In addition, we shall make annual payments of an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as of March 1, 2002, less any payments made pursuant to the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

This deferred fee is being paid as from 2007. During 2007, the fee on profits has been accrued due to this fee is over Ps. 3.0 million as of December 31, 2007, and since the financial debt restructuring has been achieved.

Personnel Supply Agreement

A new Personnel Supply Agreement was entered into in July 24, 2002 between BG Argentina S.A. with an automatic renewal at the end of each term. Pursuant to this agreement, BG Argentina is required to provide highly trained personnel for management and operational positions on a monthly fee basis to be calculated pursuant to the costs that BG Argentina incurs while providing these services.

Bypass Rights and Competition

As discussed under Item 3: "Key Information - Risk Factors - Our revenues may be adversely affected by the right of our clients to bypass our services," large users of natural gas within our service area are permitted to contract directly with other parties for the sale of natural gas (provided they provide us and ENARGAS with three months notice) as well as supply of natural gas. However, if such users utilize our distribution system, they must pay us a tariff. These users may also build their own transmission systems and thereby completely bypass our services, in which case we would not be entitled to any fees. Users wishing to completely bypass our system face significant impediments to doing so, including significant expenses in building and maintaining connection lines and limited access to firm transporation capacity.

All of our power plant customers and some of our industrial customers purchase gas directly from gas suppliers. The gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (i) to avoid gas purchase costs (and take-or-pay charges) and (ii) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also enable us to achieve savings by avoiding (a) the cost of purchasing gas that is used as compression gas fuel, which, pursuant to the regulatory framework, cannot be passed on to customers, and (b) certain gross turnover taxes imposed on our sales of gas. Under these arrangements, all customers purchase the distribution and transportation services we provide.

We have built strong working relationships with many of our major customers and are implementing contracting and pricing policies that discourage attempts by them to bypass our systems. It is possible that some customers will bypass our services completely or require us to further unbundle our services in a manner that could affect our margins adversely. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a customer to purchase transportation capacity directly from the transporter. On June 1, 2000, ENARGAS issued Resolution No. 1,748/2000, which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users. The Resolution permits users of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis; it also allows users of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any proposed bypass was reduced from six to three months. On December 15, 2000, we objected to these changes by filing for an administrative proceeding. This matter has not yet been resolved.

Alternative energy sources, primarily fuel oil for power plants and LPG for residential and smaller commercial users, are substitutes for natural gas. The abundance of natural gas in Argentina historically has provided natural gas with a large cost advantage over fuel oil. Certain power plant users have agreed to take a minimum amount of gas at discounts from the maximum tariffs during warmer months when residential demand is weaker, lower and we agreed to deliver a minimum volume of gas to these power plants on an interruptible basis. The agreement calls for penalties based on the excess cost of fuel oil if we fail to meet our commitments. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial users a significant reduction in fuel costs.

In addition, CAMMESA has lobbied forcefully to secure transport capacity for power plants. If CAMMESA ultimately succeeds in this lobbying effort, our services may be bypassed and we could be materially and adversly affected.

Environmental and Safety Matters

We believe that our current operations are in substantial compliance with applicable laws and regulations relating to health and safety, and to environmental protection. Foreseeing additional local health, safety and environmental, or "HSE," legal requirements, we have adopted BG Group's HSE strategies. We are committed to complying with BG Group's HSE performance standards (international best practice). We also are engaging issues related to the reduction of greenhouse gas emissions to minimize our impact on climate change.

To ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been successfully re-certified in March 2007 and maintained during 2007.

Insurance

As of December 31, 2007, we maintained insurance coverage for third-party loss and casualty for up to US$50 million. Our physical assets were insured for up to US$64.9 million. We believe that our insurance coverage corresponds with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

Regulatory Framework

Below is a description of the regulatory framework applicable to gas transportation and distribution companies, including ours. However, and as noted below and elsewhere in our annual report, the Public Emergency Law has altered this framework significantly and to our detriment. These changes also create uncertainty as to our future business.

We have taken all necessary steps to reserve our legal rights under our License and the applicable regulatory framework.

The Argentine Constitution

In 1994, the Argentine Constitution was amended with respect to public utilities. The amendments include grants of certain rights to users of public utility services, antidiscrimination provisions, and provisions requiring regulation of legal and natural monopolies and for user representation on public utility regulatory agencies, including ENARGAS. Although the effect of these amendments on the Argentine natural gas regulatory regime cannot be ascertained at present, the present regulatory framework generally is consistent with the Argentine Constitution, as amended.

The Gas Act and Our License

Along with other regulatory decrees, the Pliego, the respective transfer agreements, and the licenses of each of the privatized gas companies, the Gas Act, together with Decree No. 1,738/1992, as amended, or the "Executive Decree," establish the legal framework for the transportation, distribution, storage, and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

Gas transportation and distribution companies operate in an open-access, nondiscriminatory system under which producers and users, as well as distributors, are entitled to equal and open access to the transportation pipelines and the distribution system in accordance with the Gas Act, applicable regulations, and the licenses of the privatized companies. The Gas Act provides that a distributor must not unduly discriminate among customers or grant any customer an undue preference. The distributor must offer open access to any available capacity on the distribution system to all parties on an equal footing.

The Gas Act prohibits transportation companies from buying or selling natural gas. In addition:

      gas producers, distributors, and users which contract directly with gas producers may not own a controlling interest (as defined in the Gas Act and regulatory decrees) in a transportation company;

      gas producers and transporters may not own a controlling interest in a distribution company;

      customers which purchase gas directly from producers may not own a controlling interest in a distribution company in their geographic area; and

      contracts between affiliated companies engaged in the different phases of the natural gas industry must be approved by ENARGAS. ENARGAS may disapprove such contracts if it determines that they were not entered into via an arm's-length transaction.

Term of Our License

Our License, which had an original 35 year team, authorizes us to provide the public service of gas distribution. The Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term upon expiration of the original 35-year term. At that time, ENARGAS is required to evaluate our performance and make a recommendation to the Argentine Government. We will be entitled to a ten-year extension unless ENARGAS proves that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees, and our License. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held in order to grant a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine Government by any third party. ENARGAS has not issued regulations regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our License term. See "-The Gas Act and Our License-Expiration."

Subject to two exceptions, our License cannot be amended without our consent. First, ENARGAS may alter the terms of the service specified in our License, provided that an appropriate adjustment is made to the tariffs that we can charge for our services. These tariffs offset the financial impact of any alternation to the License. Second, ENARGAS may modify the tariffs initially established when the License was issued in accordance with the tariff-setting provisions of the Gas Act. See "-Tariffs."

Access

The Gas Act provides that only licensed private companies may engage in the distribution of gas. A license confers the exclusive right to distribute gas within a specified geographic area; notably, any pre-existing sub-distributors or those approved by ENARGAS may also distribute gas. The exclusive right to distribute gas in a geographic area does not encompass the exclusive right to sell gas within that area. Under certain circumstances, users may purchase gas directly from producers or marketers. However, if the gas purchased from others is delivered using our distribution system, the same distribution margin is applicable whether we deliver our own gas to a consumer or the gas is purchased by the consumer from a third party.

A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has been reduced to three months. If a consumer purchases gas directly from others and subsequently wishes to purchase gas from us, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See "-Bypass Rights and Competition."

Our Obligations

We have various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within our service area. A request for service is not considered reasonable if it would be uneconomical for a distribution company to undertake the requested extension of service. We also have the obligation to operate and maintain our facilities in a safe manner; this obligation may require certain investments for the replacement or improvement of facilities as set forth in our License.

Our License details further our obligations. They include the obligation to (a) provide distribution service, (b) maintain continuous service, (c) operate in a prudent manner, (d) maintain the distribution network, (e) carry out mandatory investments, (f) keep certain records, and (g) provide periodic reports to ENARGAS. Our License also prohibits us without the prior approval of ENARGAS from assuming debts of Gas Argentino, from granting a security interest in our assets in favor of creditors of Gas Argentino, and from reducing our capital or distributing our assets, except by way of dividends in accordance with Argentine law.

Expansion

Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to affect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities, but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. On July 22, 1993, ENARGAS issued a resolution which regulates the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from users or third parties. This resolution requires that the distributor prove the correctness of its assertions when the distributor maintains that the expansion is uneconomical and accordingly, requires contributions from users or third parties. Subject to ENARGAS' approval, consumers may undertake construction of facilities deemed by the distributor to be uneconomical.

Easements

Our License authorizes us to occupy public property without charge for the purpose of rendering the licensed service; if a charge is levied by a provincial or municipal authority, we may add a surcharge to the relevant tariffs to recover our added costs. Our License also grants us the right to obtain easements over private property required to carry out the licensed service, subject to payment of compensation to the landowners. The Argentine Government is obligated to transfer title of the existing easements to us in our service area. The Argentine Government is required to clear the title to such easements at the Argentine Government's expense; however, at our election, we may assume this responsibility and add a surcharge to our tariffs to recover the cost thereof.

Penalties and Revocation

Our License established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines, and revocation of our License. See "-The Gas Act and Our License-Expiration." These penalties may be assessed by ENARGAS based on, among other considerations, the breach's magnitude or its effect on the public interest. Fines of up to US$500,000 may be levied for multiple breaches of the License terms.

Our License may only be revoked by the Argentine Government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other case, the failure must be due to reasons attributable to us. The Argentine Government also may be terminate our License if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our License, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events, which will result in the cancellation of our License, include a gross failure by us to make mandatory investments or to meet our other obligations under our License, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our License requires that we receive notice and an opportunity to cure before termination. The Argentine Government has issued Decree No. 1834/2002, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. This date was extended to December 10, 2004 by Decree No. 1293/2003 and further extended by Decree No. 540/2005 to December 31, 2005. We cannot guarantee that the suspension of this provision of our License will remain in effect after that date.

If our License is terminated by the Argentine Government prior to the expiration of its full term as a result of our nonperformance, the Argentine Government may offset our net book value against any damages due to the Argentine Government caused by the events resulting in the termination of our License. These damages cannot be less than 20% of our net book value. In addition, the Argentine Government under such circumstances can require Gas Argentino to transfer its shares in us to ENARGAS, which will act as a trustee until those shares are sold pursuant to a competitive tender.

Upon termination of our License, the Argentine Government may appoint an interim operator to provide the licensed services until a new licensee is appointed. The fees and expenses incurred by an interim operator shall be borne by us. Subject to judical review, we will not be entitled to any payment for loss of profit or in consideration for the interim operator's use of our property.

Upon revocation of our License, we must transfer to the Argentine Government (or to a party designated by the Argentine Government) all Essential Assets free and clear of any liens and encumbrances, unless the Argentine Government requires Gas Argentino to transfer its shares in us for a subsequent competitive tender.

Expiration

As a general rule, upon the expiration of our License at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant, and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder. See "-The Gas Act and Our License-Term of Our License." At the end of our License term, if we have performed adequately during the term of our License (including any extension, if applicable), we may participate in a new bidding process. If that is the case, we would have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets; in both cases, the amounts would be calculated in accordance with our License.

All of our debts must be repaid upon expiration of our License unless (a) we are awarded a new license by exercising the right to match the best offer in a new bid or (b) the Argentine Government terminates our License and in turn, ENARGAS instructs Gas Argentino to transfer all its shares in us to ENARGAS as trustee for their subsequent competitive tender.

Our License also may terminate before the expiration of its term if we give notice that we are waiving our License due to serious and repeated defaults by the Argentine Government. In that case, we will be entitled to payment by the Argentine Government of the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant, and equipment) determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of the accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our License, net of costs and taxes paid by the successful bidder.

ENARGAS

The Gas Act established ENARGAS as the body to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to the transportation, marketing, storage, and distribution of gas. Its mandate, as stated in the Gas Act, includes the protection of users, the fostering of competition in the supply and demand for gas, and the encouragement of long-term investment in the gas industry.

Duties and Structure

The Gas Act provides that ENARGAS will be managed by a board of five full-time members, who are appointed by the Argentine Government with the consent of a Congressional committee. Board members serve staggered terms. The terms of the initial board members ran from one to five years. The terms of subsequent board members are five years, and board members may be reappointed. The board members may, with the consent of a Congressional committee, be removed by the Argentine Government, which must expressly state the reasons for such a decision.

ENARGAS' duties include, among other things:

      enforcing the provisions of the Gas Act, applicable regulations, and the licenses of the privatized companies;

      advising the Argentine Government on the granting, renewal, and revocation of licenses;

      issuing orders, regulations or publications of its findings related to specific matters brought before it;

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

      applying the penalties, including warnings and fines, provided for in the Gas Act and the licenses; and

      appearing before civil and criminal courts to enforce compliance with the Gas Act and regulations thereunder.

ENARGAS is funded by fines and seizures collected in enforcing the regulations, and by the annual control and inspection fees paid by, among others, distribution and transportation companies, traders, and providers of storage facilities. The fee for each company is determined annually by ENARGAS on the basis of the gross income of the regulated industry and our proportionate share of that gross income.

Actions of ENARGAS under the Gas Act are subject to judicial review. Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must be first submitted to ENARGAS. ENARGAS' decision may be appealed through administrative proceedings to the Energy Secretariat or directly to the federal courts of Argentina.

On May 21, 2007, the Argentine Government in Decree No. 517/07 imposed the intervention of ENARGAS for a period of 180 days. This intervention may or may not affect our business area negatively in the immediate future.

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

Without ENARGAS' prior authorization, we may not dispose of, encumber, lease, sublease or lend Essential Assets for any reason or purpose other than to provide a licensed service. Any expansion or improvement made to the distribution system may be encumbered only to secure financing with maturities in excess of one year, to be used for the financing of that expansion or improvement.

The Transfer Agreement prohibits us from bringing any claims against the Argentine Government for damages arising out of or related to the Essential Assets on or after the Takeover Date.

Tariffs

The regulatory framework establishes various classes of service with corresponding tariffs. The Gas Act and our License establish the mechanism for setting the tariffs for each service class. The Gas Act provides that the tariff for natural gas, which we may charge to end users, includes the following: (i) the price of gas purchased; (ii) the transportation tariff for transferring gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS.

From its posted, approved tarriffs, a distribution company may offer discounts, which reflect a reduction in its rate of return, provided that these discounts are not offered in an unduly discriminatory manner and that they are not below the distribution company's cost. Revenues lost due to discounting may not be recovered from other customers. See "-Bypass Rights and Competition."

Current Tariffs

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars. Rather, they have been converted to Pesos at the rate of Ps.1.00 per US$1.00. Adjustments of tariffs, in order to reflect changes in price indexes of foreign countries, are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been, and continue to be, subject to, adverse tariff adjustments determined by the Argentine Government."

We currently have two different tariffs, one for the city of Buenos Aires and the other for the Province of Buenos Aires, because, as of July 1998, gas tariffs are issued by ENARGAS, net of the turnover tax that is imposed by the provinces. The turnover tax, which was a set rate included in the original tariff as of January 1, 1993 and was payable by the gas distribution companies. Subsequent to January 1, 1993, different provincial jurisdictions varied the turnover tax rate and in some cases, the basis on which it was payable. In accordance with the Gas Act, which provides for the pass-through to customers of any changes in taxes, ENARGAS authorized the billing of turnover taxes to customers as a separate line item in their invoices. The net incomes of gas distribution companies are not affected by the above-mentioned modification.

On December 3, 2002, the Executive Power issued Decree No. 2,437, increasing the temporary tariffs, issued by ENARGAS in May 2002 pursuant to Resolution No. 2,611, "until the conclusion of the renegotiation process" for the Electricity and Gas sectors. Additionally, this tariff schedule introduced the "social tariff," which excluded the low-income residential customer from the initial adjustment. Shortly thereafter, the court suspended this Decree in response to the precautionary measure filed by the Ombudsman of the city of Buenos Aires and other advocacy organizations.

In addition, the Executive Power, by Decree No. 146/03 (published in the official Gazette on January 30, 2003), mandated a new temporary tariff increase for Electricity and Gas services effective from January 30, 2003. These increases and the "social tariff," which applies to certain sectors, were the same as those established by Decree No. 2437/02 and did not implement additional increases.

On January 30, 2003, ENARGAS issued Resolutions Nos. 2787 and 2788, providing for new tariffs applicable to Distribution and Transportation services in accordance with the adjustment established by Decrees Nos. 120/03 and 146/03. These tariff schedules were identical to those established in December 2002 by Resolutions 2763 and 2764, which were based on Decree No. 2437. On February 27, 2003, ENARGAS issued a precautionary measure in court order "Customers and Users Union and Others vs. Ministy of Economy," which suspended the effects and application of Decree No. 146/03 and Resolutions No. 2787 and 2788.

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

On May 11, 2004, ENARGAS by means of Resolution No. 3,014/2004 approved, on a temporary basis, the tariff framework expressed in Pesos applicable to the period extending from May 1, 2004 to September 30, 2004. On October 28, 2004, ENARGAS by means of Resolution No. 3,092/2004 approved, on a temporary basis, the Tariff Framework, expressed in Pesos, applicable to the period extending from October 1, 2004 to April 30, 2005.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users consuming less than 90% or 95%, depending on the type of user and the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption was above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consumed over those levels. The program will be effective from April 15 until September 30 each year, and this period could be modified by the Energy Secretariat as the program evolves.

On May 1, 2005, ENARGAS established a new tariff schedule, which continued with the same prices established for residential users, SGP 1, and SGP 2; for SGP 3, larger users, and CNG, a third increase was set for the prices of gas at wellhead. As per the daily differences, the high rebate established for R, P1, and P2 remained; the gain increased for the rest of the clients.

The new schedule also included two different gas tariffs, distinguishing between residential and business customers. The producers' initial invoices were based on estimates. After the gas was supplied, those invoices were adjusted for actual deliveries and the prices to be paid. This normalization scheme for residential customers was suspended for future implementation. Even if there is no negative impact on our economic situation as a result of the daily differences accumulated up to December 31, 2005, a financial gap has been generated along with negative balance in the gas purchase and sales current account for residential clients. This gap stems from a delay in the bi-annual reestablishment of the pass-through effect mandated by the regulating entity as stated in the distribution license and as a result of the political situation. Thus, there is no guarantee that this effect will continue in the future. We cannot guarantee that we will receive another temporary tariff increase or that, if we do, this will not result in an increase of our tariffs. Moreover, if we do get the approval to increase the proposed tariffs, we cannot guarantee that such increases will not result in an increase of past due accounts from our clients.

On March 21, 2006, ENARGAS issued Resolution No. 3,462, through which the increase of the price of natural gas at wellhead, was incorporated into our tariffs. This increase took effect July 1, 2005, with the understanding that the increases that arise from the application of these tariff charts for the period between July 1, 2005 and February 28, 2006, will have to be invoiced to the users in eight monthly payments, with two months' grace as of March 1, 2006, without interests or surcharges. This retroactive charge was invoiced between May 1 and December 31, 2006. For consumptions after March 1, 2006, the new tariff was applied directly to the respective invoice.

The tariff from Resolution No. 3,462 maintains the actual daily differences. This situation has not been updated by ENARGAS at the beginning of every seasonal period, as established in the License, and is generating important imbalances in our gas purchase and sale current account, to be charged to R, P 1, and P 2 clients, and to be returned to the Industrial customers.

On April 26, 2006, the Executive Power approved Law No. 26095 (published in the official Gazette on 05/18/2006), which creates the specific charges destined to the repayment of the extension of Natural Gas Transport Capacity 2006-2008. On September 18, 2006, Decree No. 1216/06, which regulates the above-mentioned Law, was published in the official Gazette. The Law was approved on December 28, 2006 by Resolution No. 2,008/06 of the Ministry of Planning.

During 2005, the government implemented a fiduciary fund to expand the transmission capacity to 4.7 MMCM. In January 2007, through Resolution No. 3,689/07, ENARGAS stipulated that we are responsible for the invoicing, collection and settlement of another fiduciary fund, the fiduciary fund 2006-2008, and shall invoice and receive the above-mentioned charge from SGP3, and FD ("firm distribution")/FT ("firm transportation") clients from January 1, 2007. Residential, CNG, SGP1, and SGP2 customers are excluded from the fiduciary fund charge. With this second fund, the transmission capacity will be expanded by approximately 22.5 MMCM over the 4.7 MMCM capacity created by the first fund. Both fiduciary funds imply an increase in the transmission cost of, 411% for SGP3 and 462% for FD and FT customers with regard to the 2001 transport tariffs.

The following table sets forth our maximum tariff in effect at December 31, 2007, for each class of service:

Maximum Tariffs at December 31, 2007
		Maximum Tariffs as of December 31, 2007
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

__________

Notes:

(a) Residential customers generally are billed on a bimonthly basis. All other customers are billed monthly.

(b) Fixed charge per invoice.

(c) Charge per unit of consumption.

(d) Monthly charge for CM per day of reserved capacity.

(e) CS means complete service and includes distribution, transportation and gas provision.

(f) D&T means distribution and transportation service. After the unbundling (Resolution 752/05), we are forbidden to sell natural gas (commodity) to these customers. The new tariff includes only the distribution and transportation services provided by us.

Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps.1.00 to US$1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine Government should renegotiate public utility services agreements affected by the pesification. The pesification and freezing of our tariffs violate express provisions of our License.

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
  our profitability.

The Emergency Law, originally set to expire in December 2003, was extended on multiple occasions to December 31, 2008. As a consequence, the renegotiation terms for licenses and concessions of utility services also were extended.

We cannot assure you as to what the outcome of the renegotiation with the Argentine Government will be. Our main concerns include: whether real tariff increases will be granted at a level sufficient to allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity and the uncertainty as to when the renegotiations will be completed.

On January 24, 2003, the Argentine Government issued Emergency Decree No. 120/2003, which established that the Argentine Government may provide for interim tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and ENARGAS Resolution No. 2,787 provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we began invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the city of Buenos Aires and certain consumer advocacy organizations filed objections to the increased tariff with various courts. Consequently, a court issued a preliminary injunction prohibiting the increase to these tariffs. In accordance with the preliminary injunction, we ceased invoicing our customers at the increased tariff level and resumed invoicing at the former lower tariff levels on February 27, 2003.

Through Decree No. 311/2003, dated July 3, 2003, the Argentine Government created UNIREN with the objective of providing advice on the renegotiation of 64 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister. UNIREN continues the contract renegotiation process developed by the previous Contract Renegotiation Committee and assumes responsibility for all issues in progress.

During 2002 and 2003, although we (i) strictly complied with the submittance of all information required, (ii) the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and (iii) licensees, including us, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such renegotiation process.

Although there was an exchange of proposals between public service licensees companies and the Argentine Government, the process continues to be delayed with no agreement likely in the near future.

On June 7, 2007, UNIREN sent a new proposal which, along with those sent on prior occasions, did not include the increase in tariffs for residential customers, but on the contrary, allowed the roll-over of the above-mentioned increase among the other customer classes to allow the licensee to recuperate the additional costs.

In August 17, 2007, the Argentine Government sent a new proposal, which we answered on August 27, 2007 after a series of meetings between UNIREN and our technical representatives. Finally, UNIREN sent an additional proposal on August 31, 2007, accepting almost every aspect of our suggestions except for the residential increase and the legal claim clauses, which were left out for discussion with the shareholders' legal advisors.

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Public Emergency Law. See "-Current Tariffs."

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

Pursuant to our License, tariffs are also to be adjusted semiannually in January and July to reflect changes in the U.S. PPI. Our tariffs may also be adjusted in January and July, upon notice to ENARGAS (but only if ENARGAS does not object to such adjusgment), to reflect changes in the transportation companies' tariffs pursuant to the transportation licenses and the K Investment Factor. A reduction in transportation tariffs would result in a corresponding reduction in our tariffs. We may apply for an adjustment to tariffs to reflect unforeseen events or certain force majeure occurrences or to reflect changes in the taxes on tariffs. The Gas Act provides that customers may apply for a tariff reduction if warranted by objective and justifiable circumstances.

Gas Purchase Price Adjustments to Tariffs and Related Disputes

We operate in a regulated industry and accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps.30 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps.18.3 million of gas purchase costs remain pending.

The enactment of the Public Emergency Law and of Decree 214/2002 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. However, the Public Emergency Law and this decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our customers, via tariffs, of the entire amount of our costs incurred in purchasing gas in the spot market within the terms of Decree No. 1,020/1995. See "-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts."

Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations of passing on important costs of gas, can adversely and substantially affect us.

U.S. PPI Adjustments to Tariffs and Related Disputes

On January 10, 2000, ENARGAS issued Resolution No. 1,477/2000, which adjusted our tariffs as of January 1, 2000, but did not include an adjustment reflecting an increase in the U.S. PPI as contemplated by our License prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine Government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI for the first half of 2000.

On July 17, 2000, the distribution and transportation companies, ENARGAS, and the Argentine Government agreed to increase tariffs as of July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000, and (b) by the amount that would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund." The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine Government ratified the foregoing by Decree No. 669/2000 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued, which suspended Decree No. 669/2000 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy, and the gas licensees (including us) but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/2000, that is, without the U.S. PPI linkage. Since the Public Emergency Law eliminated the U.S. PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the U.S. PPI adjustment illegal and will try to recover the benefits of such adjustment up to the effective date of the Public Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an "Extraordinary Loss" in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled U.S. PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to U.S. PPI adjustments that we would have paid to TGS and TGN. The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs our activities or as an abandonment of any of the actions filed by us to date.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the U.S. PPI adjustment. Consequently, we have filed an administrative action, the resolution of which remains pending as of the date of this annual report.

Five-Year Tariff Review Contemplated by Our License

Under the Gas Act, the regulations thereunder, and the pertinent provisions and formulae contained in our License, ENARGAS is responsible for determining the distribution tariffs that are to be in effect during each succeeding five-year period following the initial five-year period ended December 31, 1997. This determination is to be made on the basis of rules that ENARGAS promulgated on March 12, 1996. The Gas Act requires that, in formulating such rules, ENARGAS must provide the companies with (1) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation and (2) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, efficiency and quality of service.

The tariff-setting methodology contemplated by the Gas Act and our License is the "price-cap with periodic review" model. This methodology has been adopted by a number of other countries and is commonly referred to by its mathematical expression "RPI-X+K." Since the international market indicator selected by Argentina was the U.S. PPI published by the Bureau of Labor Statistics and the United States Department of Labor, the Argentine tariff adjustment formula is more correctly expressed as "U.S. PPI-X+K." The tariff-setting methodology differs from the form of utility regulation utilized in the United States primarily with respect to the length of the period between regulatory reviews, and in being forward-looking rather than historical-cost-based.

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

The inclusion of the K Investment Factor in the formula specified in our License is intended to permit an increase in distribution tariffs at the time of their adjustment to compensate us for certain investments approved by ENARGAS. The investments contemplated by the K Investment Factor are those designed to improve the efficiency, safety or reliability of the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by us. In either case, however, the commitment to make such investments during the five-year period will be binding on us. We also may petition ENARGAS at any time for a distribution tariff adjustment relating to proposed investments to expand system capacity. ENARGAS, based on an investment plan submitted by us 18 months prior to the commencement of the relevant five-year period, is required to propose K Investment Factors not later than 12 months prior to the commencement of the relevant five-year period, following which we will have a four-month period in which to respond to ENARGAS' proposal. A final K Investment Factor and related investment program are to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

If we do not agree with the X Efficiency or K Investment Factors established by ENARGAS, or with the terms of a mandatory investment program established by ENARGAS, the distribution tariff established by ENARGAS will be applied, but we may seek review of ENARGAS' actions by administrative or judicial procedures.

Five-Year Tariff Review and Related Disputes

During the period from January 1998 through December 1999, the tariffs that we charged to our clients have been adjusted through ENARGAS resolutions, according to our License (See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License) that requires that tariffs have to be adjusted in January and July to reflect changes in the U.S. PPI, in the transportation and distribution components of our tariffs and in the K Investment Factor resulting from investments.

Through Resolution No. 1,477/2000, dated January 10, 2000, ENARGAS adjusted our tariffs as of January 1, 2000, applying the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.51% applicable to residential customers, of 0.37% applicable to small volume general services and of 0.44% applicable to CNG users. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the U.S. PPI during the first half of 2000.

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000 as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in U.S. PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such U.S. PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Power approved such deed and the financing mechanism through Decree No. 669/2000. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/2000, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the U.S. PPI adjustment. See "-U.S. PPI Adjustments to Tariffs and Related Disputes."

Pursuant to Resolution No. 1,941, ENARGAS adjusted our tariffs for the period from October 1, 2000 to January 1, 2001 by replacing the winter price of gas with the summer price of gas.

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

In December 2000, ENARGAS submitted to natural gas distribution and transportation licensees a set of documents prepared by local and international consultants under the guidance of a think-tank, Foundation for Latin American Economic Research, or "FIEL," which would provide the basis for the preparation of the methodology, or the "Methodology," for the Second Five-Year Tariff Review, or "RQT II," that would determine the tariff structure applicable from January 1, 2003 to December 31, 2007.

In order to perform the tasks required by a complex process such as the five-year tariff review, we set up a working group formed by representatives of our various departments, with comprehensive interaction between a Technical Committee and a Coordinating Committee. The complex economic and financial environment and the successive changes at the Energy Secretariat, the government agency responsible for long-term energy policymaking, delayed issue of the Methodology by ENARGAS.

On April 6, 2001, ENARGAS informed the gas transportation and distribution licensees of the Methodology, and further advised the licensees to carry out the following regulatory adjustments during the RQT II:

      A comprehensive review of rate levels ("full rate case") in order to correct any possible distortions that may have accumulated since privatization.

      Regulatory structure reforms to optimize system operation and expansion.

      Ensuring service quality and reliability and defining the circumstances under which which distributors must guarantee gas supply and main system liability during the winter months.

      Accounting segregation of the business of distribution licensees into marketing (gas supply and transportation) and distribution activities, as from January 2003.

      Redefinition of small and large general service users, with the possibility of a commercial bypass.

In May 2001, ENARGAS released a document on the methodology for determination of the cost of capital that would be used to discount the cash flows of income and expenses related to the new five-year period. This methodology would be used to determine the "reasonable profit" of gas transportation and distribution licensees for the period 2003 to 2007. We submitted comments on this methodology and requested clarification on the guidelines established at that time. In addition, we submitted information on the tariff base, which involves investments made from the beginning of operations until the year 2000, as well as itemized information on demand, sales and expenses during the year 2000. Nevertheless, ENARGAS established rates that did not meet our expectations and we have appealed such rate and the methodology used to establish it.

In November 2001, we submitted to ENARGAS a suggested investment program for the period 2003 through 2007, which would be financed with the tariff base to be fixed for January 1, 2003 and with the K Investment Factors. We made the implementation of the investments contingent on the possibility of obtaining funds in capital markets at reasonable rates under the circumstances.

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

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the RQT II process until the renegotiation process provided for by the Public Emergency Law was conducted.

Surcharge on Gas Consumption

Law No. 25565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps.0.004 per cubic meter of gas applicable to all gas consumption, or the "Surcharge." The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

Changes in Regulations

As a result of the economic volatility experienced in Argentina since 2001, the Argentine Government put in place various regulatory measures to attempt to mitigate the adverse effects on the energy sector that have developed.

In February 2004, the Executive Power issued Decree No. 180/04, which (i) created a special trust fund for new transportation and distribution infrastructure, (ii) created the Electronic Gas Market to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview."

Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas at the point of entry of the transportation system payable by natural gas distribution companies. The agreement established in this Decree was promulgated by Resolution No. 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users. Subsequently, a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: (i) suspension of the exportation of surpluses of natural gas useful for internal supply, (ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, (iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which we have restructured all of its natural gas purchase contracts, (iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed those thresholds, which are established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, (v) creation and constitution of a Trust System through a Trust Fund, (vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers, and (vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat through which EGM started functioning.

In May 2005, the Energy Secretariat issued Resolution No. 752/05, which established the so-called "unbundling" regime by setting forth that, as of August 1, 2005 (later extended to September 1, 2005 by Resolution 930/05), natural gas distributors would not be allowed to sell natural gas to, firm and interruptible large consumers, General Service "G" consumers, and those General Service "P" consumers whose average monthly consumption in the last year was greater than 150,000m3. Resolution No. 752/05 also established that, as of January 1, 2006, natural gas distributors would not be allowed to sell natural gas to those General Service "P" consumers whose average monthly consumption in 2005 was in excess of 9,000m3 or Compressed Natural Gas supply stations (the January 1, 2006 deadline for these two consumers was later modified by Resolution No. 2,020/05 as analyzed below).

In December 2005, the Energy Secretariat issued Resolution No. 2,020/05, which regulates Resolution No. 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000m3/month and 150,000m3/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000m3/month and 30,000m3/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000m3/month and 15,000m3/month, not specified up to date, and (iv) for Compressed Natural Gas ("CNG") supply stations, March 1, 2006 (this last deadline was further extended to April 1, 2006 by Resolution No. 275/06).

Resolution No. 2,020/05 also (i) excludes non-profit civil associations, labor unions, healthcare providers, and private or public education providers from the unbundling regime, (ii) provides certain restrictions purchasing natural gas to prevent antitrust practices, and (iii) creates the "Mechanism of Allocation of Natural Gas for CNG Supply Stations," through which CNG supply stations are granted natural gas following the sale offers and purchase demands filed by natural gas producers and CNG supply stations before the Electronic Gas Market.

In February 2006, the Energy Secretariat issued Resolution No. 275/06 whereby it required the natural gas distributors to act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and to act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006 for no consideration, (ii) filing irrevocable offers before the Electronic Gas Market and (iii) executing the corresponding natural gas purchase agreements. As of the date of this report, two occurrences of the aforementioned Mechanism of Allocation of Natural Gas for CNG Supply Stations were conducted before the Electronic Gas Market.

On September 22, 2006, the Energy Secretariat issued Resolution No. 1,329/06, which covers the following aspects of gas the industry: (i) it defines the volumes of natural gas that producers must commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; those unbalanced volumes are then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into directly with producers, under certain conditions.

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was extended for an additional 180 days period by Decree No. 1,646/07 on November 16, 2007. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us.

Creation of ENARSA

On November 2, 2004, the Argentine Congress enacted Law No. 25,943, pursuant to which a new state-owned energy company, "Energia Argentina Sociedad Anonima" or "ENARSA," was created. According to Law No. 25,943, ENARSA shall be authorized, among other activities related to the energy industry, to participate in natural gas transportation and distribution activities on its own by means of a third party or associated with third parties. Whether, and to what extent, the creation of ENARSA will affect our operations or whether ENARSA will ever be engaged in natural gas transportation and/or distribution activities remains uncertain.

Electronic Gas Market Opening

The EGM commenced operations on June 6, 2005 with the participation of certain natural gas producers and distribution companies. The EGM is intended to function as a centralized market through which spot-market and some of the transportation capacity resale market transactions will occur. The EGM currently carries out spot market transactions but it is expected to also carry out futures transactions following approval by the Energy Secretariat. The aim of the EGM is to increase business transparency and to balance the spot market prices.

Circular No. 05/2005 of the EGM opened a registration period for agents willing to operate in the EGM. On March 18, 2005, our Board of Directors approved the creation of a new company, MetroENERGÍA S.A., or MetroENERGÍA, which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroENERGÍA and own 95% of its capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroENERGÍA capital stock respectively.

C. Organization Structure

We are not part of a corporate group. See Item 7: "Major Shareholders and Related Party Transactions."

D. Property, Plant and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See "-Business Overview."

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Consolidated Financial Statements and selected consolidated financial and operating data included elsewhere in our annual report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as "anticipates," "believes," "could," "estimates," "expects," "foresees," "intends," "may," "should" or "will continue" and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in our annual report. See "Forward-looking Statements and Associated Risks." For a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: "Key Information-Risk Factors."

We maintain our financial books and records and publish our consolidated financial statements in Pesos as of February 28, 2003 and prepare our consolidated financial statements in accordance with Argentine GAAP, except as discussed in Item 3 "Key Information - Selected Consolidated Financial Data" with regard to inflation accounting. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income and shareholders' equity.

Under Argentine GAAP, financial statements are to be restated for the effects of inflation as of September 30, 2003. As indicated in Note 3.4 to our Annual Consolidated Financial Statements, we have discontinued the restatement of financial statements into constant currency as from March 1, 2003. During 2007, the Argentine economy experienced a partial recovery, which resulted in an increase of 8.5% in the consumer price index compared to 9.8% in 2006 and a decrease of 14.4% compared to 7.2% in 2006 in the wholesale price index. In addition, GDP increased by 9.1% and 8.6% in 2007 and 2006, respectively.

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002, devalued between 1% and 2% from 2003 to 2006 and devalued by 3% in 2007 compared to 2006.

The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2007	2006	2005	2004	2003
Gross domestic product growth (annual %)	9.1	8.6	9.0	9.3	11.7

__________

Source: INDEC, Banco de la Nacion.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2007	2006	2005	2004	2003
Wholesale price index (annual % change)	14.4	7.2	10.6	7.9	2.0
Consumer price index (annual % change)	8.5	9.8	12.3	6.1	3.7

__________

Source: INDEC, Banco de la Nacion.

Our financial results continue to be negatively affected by the drastic political and economic changes that took place in Argentina in 2002. Because the political and economic environment is currently in flux, the following discussion may not be indicative of our current or future results of operations, financial position, liquidity or capital resources and may not contain information necessary to help you understand the information contained in this discussion. In particular, it may be difficult to discern trends from our historical financial statements due to the following factors:

      the volatility of the exchange rate; and

      the reintroduction of inflation accounting.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in our annual report. The most important factors affecting our results of operations were the following:

      Pesification of our tariffs

      Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-The devaluation of the Peso, the pesification and freezing of our tariffs and the macroeconomic conditions currently prevailing in Argentina have had and may continue to have, a material adverse effect on our results of operations and financial condition."

      Freezing of our tariffs

      Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the U.S. PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs, which is still in effect.

      Devaluation

      The Public Emergency Law eliminated the U.S. Dollar-Peso parity in March 2003. Soon after the enactment of the Public Emergency Law, the Argentine Government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 11: "Quantitative and Qualitative Disclosure About Market Risk."

      Inflation and inflation accounting

      During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our consolidated financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See Item 3: "Key Information-Selected Financial Data."

      The pesification and freezing of our tariffs, the devaluation of the Peso and inflation and inflation accounting are the principal reasons for the differences between our results of operations and financial position in 2003 and 2002. Another factor that adversely affected our results of operations and financial position is:

      Elimination of access to financing

Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. We continue to face uncertainties in our ability to roll over or refinance our debt as it becomes due. See "-Liquidity and Capital Resources."

After the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine Government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

Our management has also taken and continues to take a variety of actions aimed at mitigating the impact of the current economic crisis on us, the following of which are among the most important:

    strict management of cash-flow to adjust our financial expenditures to the funds available to us;

    reduction of capital expenditures and preventive maintenance programs, the reduction of which do not affect our ability, in the near term, to serve our customers safely or operate our network in accordance with quality and environmental standards;

    ight control of all price adjustment requests from suppliers and required extension of payment terms;

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

Effects on Our Results of Operations and Liquidity in Future Periods

The economic situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina from 2004 through 2007, including small wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile economic and social environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

    the outcome of the renegotiation of our tariffs with the Argentine Government;
    the uncertainty generated by our need to cancel or refinance our existing debt as it comes due; and
    the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

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

Effects of the Agreement with Gas Producers 2007-2011

On June 14, 2007, the Energy Secretariat approved a draft of the Agreement with Gas Producers 2007-2011, which was ratified by the natural gas producers on August 1, 2007. The Agreement sets forth the rules that govern the supply of natural gas by producer to distributors, CNG wholesalers and industrial customers, depending on the type of consumers, volumes and the point of entry to the transportation system by each producer. The Energy Secretariat intended that gas transportation companies and gas suppliers would enter into gas supply agreements pursuant to the Agreement with Gas Producers 2007-2011. We did not enter into any gas supply agreement with any of the natural gas producer as the terms offered by them were not acceptable to us.

Currently, we are being supplied natural gas pursuant to Agreement with Gas Producers 2007-2011 and to orders issued by the relevant authorities responsible for guaranteeing the supply of natural gas to residential and industrial clients. The volumes of natural gas assigned to us pursuant to the Agreement are not sufficient to meet our supply obligations. Our results of operations and financial conditions are directly affected the volumes of natural gas we transport and deliver to our residential and industrial customers.

Intervention by the Secretariat of Internal Commerce

On July 6, 2007, an administrative proceeding was initiated by the Secretariat of Interior Commerce seeking to impose a temporary intervention on our activities arguing that we had violated the Law of Supply and Speculation Control No. 20,680, by interrupting the distribution of natural gas to certain of our industrial clients. The Secretariat eventually decided not to impose the administrative intervention.

Since the 2007 winter period, both the Secretariat of Interior Commerce and the Energy Secretariat increased their intervention in the operations of our business. Aiming to guarantee natural gas supply to non-interruptible customers, the interventions have focused on restrictions of the supply of natural gas to certain industrial and power plants customers. On May 12, 2008, the Energy Secretariat issued a note to Compañía Administradora del Mercado Mayorista Eléctrico S.A, ("CAMMESA"), the entity that administers Argentina's wholesale electricity market, authorizing CAMMESA to redirect natural gas volumes to a different power plant customer from the one contractually entitled to such volumes with the goal to allocate available natural gas volumes in the most efficient manner. We are currently analyzing the impact of this note on our contracts with power plant customers.

The intervention of the Secretariat of Interior Commerce and/or the Energy Secretariat could affect the supply to residential customers, industrial customers and power plant customers, altering the distribution system reliability and resulting in a decrease in our sales that could lead to a material adverse effect on our cash flow and results of operations.

Critical Accounting Policies and Estimates

In connection with the preparation of our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that are reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of our business, the portrayal of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain with respect to the carrying value of our assets and liabilities. Actual results may differ from those estimated under different estimates, assumptions or conditions.

The assumptions most subject to judgment in our expected cash flows are:

1. Tariff increases: our forecasts have assumed tariff increases that will reach tariff levels that are less than 100% of the current tariffs in Argentine Pesos, and

2. Exchange rate and inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.

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

      other long-term receivables;

      deferred income tax; and

      minimum presumed income tax.

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2007, 2006 and 2005 amounted to Ps. 15.7 million, Ps. 10.1 million and Ps. 26.8 million, respectively.

We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables. The allowance for doubtful accounts as of December 31, 2007, 2006 and 2005 amounted to Ps. 20.4 million, Ps 24.5 million and Ps. 32.7 million, respectively. This decrease was mainly due to the recovery of the allowance for doubtful accounts recorded during 2006 and 2005 against the trade accounts receivables past due for more than 1 year, respectively.

Impairment of long-lived assets

As a matter of policy, we evaluate the carrying value of our long-lived assets in December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the changes to the accounting standards introduced by the CNV, both under Argentine GAAP and U.S. GAAP, we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using projected cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate.

Based on the way we operate our business, the manner in which assets are used, and how assets generate cash flows, we considered that we have only one independent identifiable cash flow generating group of assets, and therefore, tested the group of assets for impairment as a whole.

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

We believe that the accounting policy related to the impairment of long-lived assets is a "critical accounting policy" because:

        it requires our management, in determining fair market value, to make estimates and assumptions (such as future revenues and cost of revenues) that are highly susceptible to change from period to period, and the impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

In order to project future cash flows, we have made certain estimates in connection with the tariff adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different. In addition, the volatility of the Argentine economy also makes the selection of an appropriate discount rate a highly subjective process.

At December 31, 2007, 2006 and 2005, no impairment losses were recognized under both, U.S. GAAP and Argentine GAAP, as the undiscounted and also, the discounted cash flows were higher than the carrying amount of fixed assets.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2007, 2006 and 2005, amounted to Ps. 8.0 million, Ps. 8.3 million and Ps. 3.3 million, respectively. The contingencies reserve for Rates and Charges as of December 31, 2007, 2006 and 2005, amounted to Ps. 19.1 million, Ps. 18.1 million and Ps. 17.6 million, respectively. The contingencies reserve for Income taxes - Doubtful accounts deduction amounted to Ps. 5.9 million as of December 31, 2007. The contingencies reserve for Others matters as of December 31, 2007, 2006 and 2005, amounted to Ps. 17.4 million, Ps. 13.3 million and Ps. 13.7 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 9.7 million and 3.8 million as of December 2007 and 2006, respectively.

Other long-term receivables

We have recorded an asset of Ps. 81.3 million, Ps. 74.1 million and Ps. 35.5 million under the line item other non current receivables at December 31, 2007, 2006 and 2005 respectively, for the value of the credit related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No 24,076 (Sect 41) and Decree No.2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication filed by us, the Ministry of Economy's Legal Affairs Department commented favourably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

Under Argentine GAAP, the amounts to be recovered through tariffs included in the line item other long-term receivables, were valued on the basis of the best possible estimates of the amounts to be received, discounted using a rate that reflects the time value of the money, and the specific risks of the receivables. However, we can give no assurances as to when we will be able to pass these costs to our customers through tariffs.

Under U.S. GAAP, we recorded the reversal of this regulatory asset, considering the provisions contained in SFAS No. 71, "The Effects of Certain Types of Regulation" that, according to our assessment are not applicable to us.

Deferred income tax

We recorded substantial losses in 2002, the year of the initial onset of the economic crisis in Argentina, and such losses resulted in a tax loss carry-forward. The ultimate realization of the tax loss carry-forward is dependent upon the generation of future taxable income during the periods in which the tax loss carry-forward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carry-forward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations. As of December 31, 2007, 2006 and 2005, based on financial information, we were uncertain that we would fully recover our tax loss carry-forward through future taxable income, consequently, we recorded a valuation allowance of Ps. 29.9 million, Ps. 151.0 million and Ps. 169.8 million, respectively. The decrease was partly due to the expiration of tax loss carry forward amounted to Ps. 96.4 million in 2007.

Minimum presumed income tax

We have also recorded an asset of Ps. 65.1 million, Ps. 54.5 million and Ps. 45.9 million at December 31, 2007, 2006 and 2005, respectively for the value of our tax credit related to tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

In the our opinion, it is more likely than not that we will be able to use these tax credits against future income tax charges based on our tax projections and the ten year legal availability of the credit, and as a result, no valuation allowance was recognized.

A. Operating Results

The following review of our results of operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3 - "Key Information." Our Annual Consolidated Financial Statements have been prepared in accordance with Argentine GAAP except as discussed with regard to inflation accounting. Accordingly, our Annual Consolidated Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balance as of December 31, 2003, disclosed for comparative purposes, has been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance with the IPIM index. See Item 8: "Financial Information."

On March 25, 2003, the National Executive Power issued Decree No. 664, which establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441 issued by the CNV, we discontinued the restatement for inflation of our consolidated financial statements effective March 1, 2003.

Assets and liabilities denominated in foreign currency as of December 31, 2005 have been valued at nominal value translated at year-end exchange rates, except for financial debts in foreign currency owed to Argentine financial system institutions which have been converted into Pesos at a rate of Ps.1 per US$1 plus a CER adjustment, including accrued interest, if applicable; and accounts payable in foreign currency that are under renegotiation and have been converted into Pesos at a rate of Ps.1 per US$1. See Note 3.6(b) to our Annual Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2007 and 2006

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net income (loss) for each quarter of 2007:

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Total
	(in millions of Pesos) (unaudited)
Gross Sales	198.7	268.0	278.9	210.3	955.9
Gross profit	54.2	92.5	78.8	58.5	284.1
Operating income	21.3	51.9	39.3	10.2	122.7
Income (loss) before income tax	(5.6)	35.4	(9.6)	(9.0)	11.2
Net income (loss)	(6.3)	36.5	(7.7)	(6.7)	15.8

Gross Sales

Our consolidated gross sales for the year ended December 31, 2007 increased by 9.4%, to Ps. 955.9 million compared to Ps. 873.9 million in 2006.

The increase in sales during 2007 was mainly due to increase in sales of MetroENERGÍA's, which amounted to Ps. 30.1 million, of gas sales to residential customers, amounting to Ps. 28.4 million and of other sales amounting to Ps. 24.0 million corresponding to winter assistance to other gas distribution companies and the resale of transportation capacity.

During 2007, 53.3% of MetroENERGÍA's operations were carried out by trading gas on its own behalf and 46.7% by trading gas on behalf of third parties for which MetroENERGÍA received a fee which is included under the line item Sales in the income statement.

Sales to residential customers during 2007 increased by 13.3% to Ps. 422.6 million compared to Ps. 373.2 million in 2006 due to a 17.7% increase in gas volumes delivered to this customer category as a result of lower average temperatures registered in 2007 compared to 2006.

During 2007 and 2006, we did not sell gas to power plants as a consequence of "unbundling." On the other hand, sales of transportation and distribution service to power plants increased by 1.1% from Ps. 82.9 million during the year ended December 31, 2006 to Ps. 83.8 million during the year ended December 31, 2007, due to the increase in average prices, partially offset by 7.3% decrease in gas volumes delivered to this customer category.

Our sales of natural gas to industrial, commercial and governmental customers increased by 19.4% to Ps. 94.7 million in 2007 from Ps. 79.3 million during 2006 mainly due to a 20.2% increase in gas volumes delivered to this customer category as the result of higher economic activity. On the other hand, sales of transportation and distribution services to this customer category decreased by 2.1% to Ps. 61.0 million in 2007 from Ps. 62.3 million during the year ended December 31, 2006, due to the 0.7% decrease in volumes delivered.

Beginning in April 2006, as a result of "unbundling," we started providing only transportation and distribution service to CNG stations and therefore did not sell natural gas to this customer category during 2007.

Processed natural gas sales decreased by 22.9% to Ps. 29.9 million in 2007 from Ps. 38.8 million recorded during 2006, as consequence of the 29.4% decrease in volumes to be processed due to the cold winter in 2007.

MetroENERGÍA's sales on its own behalf increased by 23.7% from Ps. 130.8 million during 2006 to Ps. 161.8 million during 2007, mainly as a consequence of an increase in volumes delivered to power plants and industries. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 836.1 MMCM during 2007 compared to 736.4 MMCM during 2006.

Commission for operations on behalf of third parties carried out by MetroENERGÌA decreased to Ps. 7.5 million during 2007 from Ps. 8.4 million during 2006, as a result of the decrease in the selling commission rates.

The table below sets forth our sales by customer category for the years ended December 31, 2007 and 2006, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2007	% of Sales	Year Ended December 31, 2006	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	422.6	44.2	373.2	42.7
Industrial, commercial and governmental	94.7	9.9	79.3	9.1
Compressed natural gas	-	-	36.5	4.2
Subtotal	517.3	54.1	488.9	56.0
Transportation and distribution
Service only
Power plants	83.8	8.8	82.9	9.5
Industrial	61.0	6.4	62.3	7.1
Compressed natural gas	41.2	4.3	32.5	3.7
Subtotal	186.0	19.5	177.6	20.3
Processed Natural Gas	29.9	3.1	38.8	4.4
Other Gas Sales and Transportation and Distribution Services	53.4	5.6	29.4	3.3

MetroENERGÍA
Sales on their own behalf	161.8	16.9	130.8	15.0
Selling commission	7.5	0.8	8.4	1.0
Total	955.9	100.0	873.9	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2007 and 2006 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2007			Year Ended December 31, 2006
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	2,037.0	71,935.7	23.5	1,730.8	61,122.3	20.3
Industrial, commercial and governmental	568.5	20,076.3	6.6	473.1	16,707.3	5.6
Compressed natural gas	-	-	-	158.3	5,590.3	1.9
Subtotal	2,605.5	92,012.0	30.1	2,362.2	83,419.9	27.8
Transportation and distribution services only
Power plants	3,771.2	133,178.1	43.5	4,068.2	143,666.4	47.7
Industrial	950.7	33,573.5	11.0	957.4	33,810.1	11.2
Compressed natural gas	613.8	21,676.1	7.1	516.4	18,236.4	6.1
Subtotal	5,335.7	188,427.7	61.6	5,542.0	195,712.9	65.0
Processed Natural Gas	150.1	5,300.7	1.7	212.7	7,511.4	2.5
Other Gas Sales and Transportation and Distribution Services	577.5	20,394.1	6.6	406.5	14,355.3	4.7
Total delivered volume by MetroGAS	8,668.8	306,134.5	100.0	8,523.4	300,999.5	100.0
Total delivered volume by MetroENERGÍA on own behalf	836.1	29,526.5	100.0	736.4	26,005.6	100.0

Operating Costs

Our operating costs increased by 7.4% to Ps. 671.8 million during 2007 from Ps.625.6 million in 2006. This variation was mainly due to increase in gas purchases and transportation costs, payroll and social contributions, and fixed assets maintenance.

Purchases of natural gas and processed natural gas increased by 8.1% to Ps. 308.2 during 2007 from Ps. 285.0 million during 2006 mainly due to the increase in volumes purchased. During 2007, 3,232.4 MMCM were acquired by us and 836.1 MMCM were acquired by MetroENERGÍA representing a 9.7% increase compared to the gas volumes purchased in 2006. This variation was mainly due to the higher volume delivered mainly to residential, industrial and commercial customers.

Gas transportation costs increased from Ps.200.7 million during 2006 to Ps.206.9 million during 2007 as a consequence of the increase in daily contracted capacity starting in June 2006. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the years ended December 31, 2007 and 2006, we capitalized Ps.2.3 million and Ps.3.1 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The table below sets forth our operating costs by class of cost for 2007 and 2006 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2007	% of Total Operating Cost	Year Ended December 31, 2006	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	308.2	45.9	285.0	45.5
Gas transportation service	206.9	30.8	200.7	32.1
Fixed assets depreciation	64.6	9.6	63.0	10.1
Payroll and social security contributions	33.6	5.0	29.3	4.7
Operations and maintenance	14.4	2.1	11.9	1.9
Technical operator's fee	10.2	1.5	7.7	1.2
Sundry materials	3.6	0.5	2.7	0.4
Fees for sundry services	6.4	1.0	4.9	0.8
Other operating costs	26.2	3.9	23.5	3.8
Capitalization of operating costs (i)	(2.3)	(0.3)	(3.1)	(0.5)
Total	671.8	100.0	625.6	100.0

(i) Note: Capitalization of operating costs include direct costs and applicable overhead.

Administrative Expenses

Our administrative expenses increased by 31.1% to Ps.81.9 million in 2007 from Ps.62.5 million in 2006. This increase was mainly due to higher contingency provisions, payroll and social contributions, taxes, rates and contributions, and professional services fees.

The table below sets forth our administrative expenses by class of expense for 2007 and 2006 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2007	% of Total Administrative Expenses	Year Ended December 31, 2006	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	30.8	37.6	26.4	42.2
Taxes, rates and contributions	7.1	8.6	3.5	5.6
Fees for sundry services	0.9	1.1	0.9	1.4
Insurance	2.2	2.7	2.3	3.7
Fixed assets depreciation	7.2	8.8	8.8	14.1
Contingency provision	12.9	15.8	5.3	8.5
Other administrative expenses	20.8	25.4	15.3	24.5
Total	81.9	100.0	62.5	100.0

Selling Expenses

Our selling expenses increased by 7.9% to Ps. 79.4 million during 2007, from Ps. 73.6 million during 2006. This increase was mainly due to the increase in payroll and social contributions, and taxes, rates and contributions.

The table below sets forth our selling expenses by class of expense for 2007 and 2006 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2007	% of Total Selling Expenses	Year Ended December 31, 2006	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	27.2	34.2	24.4	33.2
Doubtful accounts	2.3	2.9	2.2	3.0
Fees for sundry services	6.3	7.9	6.8	9.2
Advertising and publicity	1.4	1.8	1.3	1.8
Bank expenses and commissions	5.6	7.1	5.1	6.9
Taxes, rates and contributions	31.2	39.3	28.9	39.2
Other selling expenses	5.4	6.8	4.9	6.7
Total	79.4	100.0	73.6	100.0

Financing and Holding Results

Financing and holding results during 2007 totaled a loss of Ps.114.3 million compared to a gain of Ps. 332.3 million in the previous year.

Such variation in financial and holding results was mainly due to the gain registered as consequence of the restructuring of financial debt completed in May 2006 and the valuation of long term debt, partially offset by reduction of the annual charge of interest by financial operations and the lower negative result from the fluctuation of the exchange rate.

Other Income, Net

Other income, net, for during 2007 totaled a gain of Ps.3.2 million compared to a gain of Ps.1.4 million recorded in the previous year due to provisions recovered during 2007.

Income Tax

During 2007, we recorded Ps.4.6 million as profit for income tax purposes compared with a loss of Ps.153.0 million recorded in 2006. Such variation was mainly due to the income tax effect on the gain resulting from the financial debt restructuring closed in May 2006. In the fiscal year ended December 31, 2007, we used tax loss carryforwards which had been fully provided for under Argentine GAAP in previous years. We recorded a tax benefit of Ps.24.8 million (net of the expiration of our tax loss carryforwards of Ps.96.4 million).

Net Income

Our net income totaled Ps.15.8 million during 2007, compared to Ps.292.6 million in 2006. This variation resulted mainly from the financing and holding gains of 2006, which were mainly a result of the restructuring of our financial debt.

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

During the year ended December 31, 2006 MetroGAS did not sell gas to power plants as a consequence of the "unbundling" mentioned above. On the other hand, sales of transportation and distribution service to power plants increased by 34.2% during the year ended December 31, 2006 as compared to the previous year, mainly due to the increase in volumes delivered by 40.7% under this model.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 38.9% during the year ended December 31, 2006 compared to the previous year mainly due to the decrease by 40.8% in delivered volumes with gas to this customer category as a consequence of the "unbundling", partially offset by the increase in the gas price included in the tariff, approved by ENARGAS in March, 2006 with retroactive effect since July 1, 2005. On the other hand, sales of transportation and distribution service to this customer category increased by 84.2% during the year ended December 31, 2006 compared to the previous year, mainly due to the increase in volumes delivered by 61.1% under this model.

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

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2006 and 2005 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2006			Year Ended December 31, 2005
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,730.8	61,122.3	20.3	1,792.2	63.290,6	22.7
Power plants	-			880.4(i)	31,090.9(i)	11.2
Industrial, commercial and governmental	473.1	16,707.3	5.6	798.5(i)	28,198.6(i)	10.1
Compressed natural gas	158.3	5,590.3	1.9	712.4	25,158.0	9.0
Subtotal	2,362.2	83,419.9	27.8	4,183.5	147,738.1	53.0
Transportation and distribution services only
Power plants	4,068.2	143,666.4	47.7	2,891.5(i)	102,111.9(i)	36.6
Industrial	957.4	33,810.1	11.2	594.4(i)	20,990.9(i)	7.5
Compressed natural gas	516.4	18,236.4	6.1	-	-	-
Subtotal	5.542.0	195,712.9	65.0	3,485.9	123,102.8	44.1
Processed Natural Gas	212.7	7,511.4	2.5	139.9	4,940.5	1.8
Other Gas Sales and Transportation and Distribution Services Distribution Services	406.5	14,355.3	4.7	86.2	3,044.1	1.1
Total delivered volume by MetroGAS	8,523.4	300,999.5	100.0	7,895.5	278,825.5	100.0
Total delivered volume by MetroENERGÍA on own behalf	736.4	26,005.6	100.0	369.1(i)	13,034.6(i)	100.0

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

Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2007 and 2006 as well as net income for the years ended December 31, 2007, 2006 and 2005:

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

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2007 and 2006 and net income for the years ended December 31, 2007, 2006 and 2005. Net income under Argentine GAAP for the years ended December 31, 2007, 2006 and 2005 was approximately Ps. 15.8 million, Ps. 292.6 million and Ps. 28.4 million, respectively, as compared to approximately Ps.93.1 million, Ps. 109.1 million and Ps. 16.3 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2007 and 2006 was Ps. 989.5 and Ps. 973.7, million, respectively, as compared to approximately Ps. 395.2 million and Ps. 302.0 million, respectively, under U.S. GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

B. Liquidity and Capital Resources

Liquidity

Historically, we have maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2007, 2006 and 2005 are shown in the table below:
	For the years ended December 31,
	2007	2006	2005
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	72.6	523.9	369.1
Net cash provided by operating activities	118.3	170.2	199.4
Net cash used in investing activities	(62.9)	(48.9)	(44.6)
Net cash (used in) provided by financing activities	(98.7)	(572.6)	0.0
(Decrease) increase in cash and cash equivalents	(43.3)	(451.3)	154.8
Cash and cash equivalents at the end of the year	29.3	72.6	523.9

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and Fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2007, 2006 and 2005, our cash and cash equivalents in U.S. Dollars amounted to US$ 0.2 million, US$ 0.3 million and US$ 145.3 million, respectively.

We seek to meet our liquidity and capital requirements principally with cash flow from our continuing operations.

In order to project future cash flows, we have made certain estimates taking into account expected future tariff adjustments. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different than actual future cash flows.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.118.3 million during 2007, compared to Ps.170.2 million during 2006 and to Ps.199.4 million during 2005. The decrease in net cash flows provided by operating activities was mainly due to the higher cash flows required for working capital needs.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Ps.62.9 million during 2007 compared to Ps.48.9 million during 2006 and to Ps. 44.6 million during 2005. The increase was mainly due to an increase in acquisitions of fixed assets.

Net Cash (Used in) Provided by Financing Activities

Net cash flows used in financing activities totaled Ps. 98.7 million during the year ended December 31, 2007, compared to Ps. 572.6 million used during the previous year. During 2007, we made cash payments of financial debt amounting to Ps. 36.2 million and cash interest payments of financial debt amounting to Ps. 62.5 million. During 2006, we made cash payments of financial debt amounting to Ps. 432.9 million and cash interest payments of financial debt amounting to Ps. 139.7 million. Such variation was mainly due to the cash payment of financial debt and cash interest payments during the process of financial debt restructuring finished in May 2006.

We did not pay any dividends in 2007, 2006 or 2005.

During 2005, our only cash provided by financing activities was generated by cash contributions from minority shareholders, resulting in our receipt of Ps.0.01 million.

The statements of cash flows presented in the consolidated financial statements are prepared based on Argentine GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 "Statement of Cash Flows." For a description of these differences see Note 19(f) to the Annual Consolidated Financial Statements.

Capital Resources

Since the beginning of the Argentine crisis in December 2001, we have suffered significant constraints on our liquidity and have not been able to access new sources of financing through the domestic and international financial markets as these remain closed to us. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps.1 per US$1, and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

As of December 31, 2007 our total financial debt consisted of: US$0.08 million with an 9.875% annual interest rate Series A Notes due 2003; Euro 0.8 million with an 7.375% annual interest rate Series B Notes due 2002; US$210.8 million with an 8% annual interest rate Series 1 Notes due 2014; US$6.3 million with an 4% annual interest rate Series 2 Notes Class A due 2014; and Euro 26.1 million with an 2.8% annual interest rate Series 2 Notes Class B due 2014

Our financial debt as a percentage of our total capitalization amounted to 42.7% as of December 31, 2007, 42.9% as of December 31, 2006 and 71.1% as of December 31, 2005. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

As of December 31, 2007, 2006 and 2005, our cash and cash equivalents in U.S. Dollars amounted to US$ 0.2 million, US$ 0.3 million and US$ 145.3 million, respectively. We do not have any financial instruments for hedging purposes.

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

      Exchange Option: For Series 1 Notes, denominated in United States Dollars for a principal amount equal to 100% of the amount of the debt to be exchanged for this option. This Series is due on December 31, 2014 and pays the original principal amount of the debt in semi-annual installments beginning June 2010, and with an 8% interest rate from the initial payment to the sixth year, and 9% afterwards.

      Exchange Option: For Series 2 Notes, denominated in United States Dollars, Euros and, optional to certain financial creditors, in Pesos, and for a principal amount equal to 105% of the principal amount of the debt to be exchanged for this option. This Series is due on December 31, 2014, and it pays the original principal amount of the debt in semi-annual installments beginning June 2012; it has interest rates ranging from 3% to 8% starting in the eighth year.

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

On May 17, 2006, we announced that we had closed on an out-of-court basis the restructuring (the "Restructuring") of our:

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

We also announced that, as part of the Restructuring and as contemplated by the Solicitations, we had:

(1) issued pursuant to an Indenture date of April 28, 2006 (the "Indenture") and in exchange for the Existing Debt:

(i) Series 1 Notes amounting to US$236,285,638 in principal amount;

(ii) U.S. Dollar-denominated Series 2 Notes amounting to US$6,254,764 in principal amount;

(iii) Euro-denominated Series 2 Notes amounting to Euros 26,070,450 in principal amount; and

(2) made payments amounting to:

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

The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million; (iii) a limitation on our capital expenditures until US$ 75.0 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized US$ 75.0 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed US$25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our License by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders. Our breach of any of these covenants or our failure to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions, proceedings affecting our License and the tariff renengotiation process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance some or all of our outstanding debt or obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing could be obtained on acceptable terms.

Pursuant to the excess cash redemption provision, we calculated the respective amount for the periods that began on April 1st and finished on September 30, 2006 and 2007 and that began October 1, 2006 and finished March 31, 2007. No excess cash was computed as a result.

As of December 31, 2007, we carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of US$ 25.4 million, US$ 8.0 million of which correspond to the year ended on December 31, 2007.

See Note 18 (d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our License provisions and ensure safe operation of the network. During 2007, 2006 and 2005 our capital expenditures amounted to approximately Ps.62.9 million, Ps.48.9 million and Ps.44.6 million, respectively. As of March 31, 2008 and for the three month period ended as of that date our capital expenditures amounted to Ps.16.8 million.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2008 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

C. Research and Development, Patents and Licenses

Not applicable

D. Trend Information

See Item 3: "Key Information-Risk Factors" and Item 4: "Information on the Company-Our History and Development-Supply of and Demand for Natural Gas," and Item 4: "Information on the Company-Business
Overview-Regulatory Framework."

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2007:
	Past due	2008	2009	2010	2011	2012	More than five years
		(in millions of Pesos)
Financial Debt (1)(*)	4.1	-	-	66.4	132.8	179.6	425.6
Financial Debt Interests (2)	1.7	57.3	58.7	57.4	59.2	46.5	45.5
Power Plant Sales	-	73.0	73.0	54.8	54.8	54.8	151.8
Gas Purchase (3)	-	14.5	7.2	5.8	-	-	-
Transportation Capacity (4)	-	194.6	189.0	189.0	189.0	189.0	294.7

	2008	2009	2010	2011	2012	More than five years
	MMCM per day
Power Plant Sales	12.4	12.4	9.6	9.6	9.6	26.4
Gas Purchase	0.9	0.5	0.4	-	-	-
Transportation Capacity	23.4	22.6	22.6	22.6	22.6	47.2

(1) On March 25, 2002, we suspended regular payments of principal and interest on all of our financial indebtedness. On May 17, 2006, we announced the closing, on an out-of-court basis, of the restructuring of approximately 95% of our debt.

(2) Interests included in the Tabular Disclosure of Contractual Obligations were calculated according to the contractual interest rates for each Series of Negotiable Obligations as disclosed in Note 10 - Financial Debt of the Financial Statements.

(3) For these estimated committed amounts have considered prices stablished in the last chart approved by ENARGAS applicable since July 2005 and effective as of December 31, 2007.

(4) For these estimated committed amounts we considered transportation prices that are still in effect as of the date of this annual report.

(*) Total Financial Debt amounts to Ps. 808.5 million. The following table reconciles this amount of Financial Debt with the amounts of Financial Debt as it is disclosed in Note 10 to the financial (amounts undiscounted and without interest):

(In thousands of Ps.)
Negotiable Obligations - Series A -	252
Negotiable Obligations - Series B -	3,858
Subtotal Financial Debt Past Due	4,110

Negotiable Obligations - Series 1 -	663,953
Negotiable Obligations - Series 2 - Class A	19,696
Negotiable Obligations - Series 2 - Class B	120,745
Subtotal Financial Debt	804,394

Total Financial Debt	808,504

See Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring."

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

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

During 2007, our Board of Directors met 17 times. As of the date of this report, our Board has met eight times during 2008.

Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions."

The members of our Board of Directors as of the date of our annual report are set forth below:

Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Jorge Emilio Verruno	(b)	President	2005	2008	2009
Andres Cordero Gimenez	(a)	1st Vice President	2006	2008	2009
Vito Sergio Camporeale	(b)	2nd Vice President	2003	2008	2009
Diego Hollweck	(a)	Alternate	2006	2008	2009
Luis Augusto Domenech	(a)	Director	2003	2008	2009
Graham John Cockroft	(a)	Director	2001	2008	2009
Patricia Laura Carcagno	(a)	Alternate	2006	2008	2009
Gonzalo Lopez Fanjul	(a)	Director	2007	2008	2009
Juan Carlos Fronza	(b)	Director	2004	2008	2009
Jorge Alberto Depino	(c)	Director	2004	2008	2009
Erwin Landivar	(a)	Director	2008	2008	2009
Bernard Eyre	(a)	Alternate	2008	2008	2009
Michael Ware	(a)	Alternate	2008	2008	2009
Victor Jose Sardella	(a)	Alternate	2003	2008	2009
Cristian Marcaida	(a)	Director	2003	2008	2009
Cynthia Gimenez Arrillaga	(a)	Alternate	2003	2008	2009
Carolina Fino	(b)	Alternate	2006	2008	2009
Luis Chaparro	(c)	Alternate	2004	2008	2009
Raúl Rafael Podetti	(b)	Director	2008	2008	2009

__________

Notes:

(a) Representative of Class A shareholders.

(b) Representative of Class B shareholders.

(c) Representative of Class C shareholders.

Set forth below are brief biographical descriptions of our directors.

Jorge Emilio Verruno, 59, was appointed independent member of the Board of Directors and has been President of the Audit Committee since July 29, 2005. Mr. Verruno holds the degree of Public Accountant from the University of Buenos Aires. He has held different positions at Pistrelli, Diaz y Asociados (a member firm of Arthur Andersen & Co.) from 1971 to 2002. In 1993, he was appointed Managing Partner, and in 1998, he was appointed Head of Arthur Andersen's Audit & Business Advisory Division in Latin America. In 2002, Verruno became Managing Partner at Ernst & Young for South America. Since 2004, he has been an independent director and member of the Audit Committee at Banco Santander Rio S.A.

Andrés Cordero Gimenez, 62, is First Vice President of our Board of Directors, holds a title of Industrial Engineer from the Universidad Catolica Argentina, holds a title of Oil Engineer from University of Buenos Aires. From 2002 to August 2007 he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A.

Vito Sergio Camporeale, 61, is Second Vice President of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 2007, he has been energy consultant for YPF S.A. and is member of the Board of Directors of YPF Inversora Energética S.A., Central Dock Sud S.A., Gas Argentino S.A., MetroENERGÍA S.A., Inversora Dock Sud S.A., Mega S.A. and Pluspetrol Energy S.A.. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the controller director for ASTRA Group.

Diego Hollweck, 37, is an alternate member of our Board of Directors. He has a degree in economics and a Master's degree in finance from the University of Buenos Aires. Currently he works as participations Manager for BG Group in several countries. He joined BG Group as Treasury Manager, South America, in 2003. Previously, he has worked for Enron, South America (São Paulo) in Business Development, Corporate and Structured finance, Risk Management and Asset Management. Prior to working at Enron, he worked for Price Waterhouse & Co. S.R.L. in Buenos Aires in Financial Advisory Services practice.

Luis Augusto Domenech, 55, currently serves as a member of our Board of Directors. He has a degree in business administration from the University of Buenos Aires. He has approximately 20 years experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our general director in 2002, Mr. Domenech served as our Administration and Finance Director. Currently, he is the general director of Comphania de Gas de São Paulo S.A. or "Comgas."

Graham John Cockroft, 45, currently serves as a member of our Board of Directors. He has a Master of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved to BG Group's South American operations and is currently the General Manager of the Andes & Austral Business Unit that includes activities in Bolivia, Chile, Argentina, Uruguay and Brazil. He is currently on the Board of Directors of Gas Argentino.

Patricia Carcagno, 46, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

Gonzalo López Fanjul, 58, is a member of our Board of Directors, holds a title of Mines Engineer and has worked for Repsol since 1976.

Juan Carlos Fronza, 72, is a member of our Board of Directors. He is a mechanical engineer from Universidad de La Plata. From 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From 1983 to 2002 he was the chief executive officer of Copetro S.A.

Jorge Alberto Depino, 48, is a member of our Board of Directors. He is a mechanical technician and from 1981 to 1992 he worked for Gas del Estado S.E. From 1992 to 2002 he worked for us in the operations area.

Erwin Alcides Landivar, 36, currently serves as a member of our Board of Directors. He is an industrial engineer. He has an MBA in Finance and Entrepreneurship at The Anderson School at UCLA, Los Angeles, CA. From 1994 to 1997 he worked at Salomon Brothers as Financial Analyst, Inc. New York. From 1999 to 2001 he worked as the Manager, Commercial Development at ENRON Southamerica, Brazil. During 2002-2003 he worked as a General Manager at EGERBOSA Investments, Santa Cruz, BOLIVIA. From 2003 to 2007 he was the General Manager of BG Bolivia. Currently he works in BG Andes & Austral, Sao Paulo, Brazil as Participations Manager.

Bernard Maurice Eyre, 59, holds a degree of Engineering from the University of Bristol, England. He has been working in BG since 1997, and he has filled different senior positions in Argentina and Brazil. He has assumed various senior commercial roles in air and defense companies in Europe. Before that, he was responsible for managing the commercial function of a large UK water utility company.

Michael Ware, 47, currently serves as a member of our Board of Directors. He holds the degree of Public Accountant from the University of Southampton, England. He is the Regional Compliance Manager from South America region of BG Group. He joined BG Group in 2004 having primary responsibility for ensuring that the region is compliant with Sarbanes-Oxley requirements. Previously he had worked at KPMG and qualified as a chartered accountant in 1987 and from 2000 until 2002, he had worked in the internal audit department of GKN.

Victor Jose Sardella, 57, currently serves as a member of our Board of Directors. He is an industrial engineer. He was the manager of electric generation and the new projects sector of ASTRA C.A.P.S.A. Currently, he is Gas Marketing Director of YPF S.A.

Cristian Marcaida, 40, is an alternate member of our Board of Directors. He is a mechanical engineering graduate from the Technological Institute in Buenos Aires and has a post graduate degree in oil and natural gas economics from the same university. He has undertaken a Master's degree in business administration at the Instituto de Altos Estudios Empresariales. Currently he works in the business development area of BG Group Argentina.

Cynthia Gimenez Arrillaga, 41, is an alternate member of our Board of Directors. She is a Certified Public Accountant and also has a Business Administration degree from the University of Buenos Aires. She has ben working for BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000. Previously, she worked at Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, from June, 1998 to April, 2000.

Carolina Fino, 39, is an alternate member of our Board of Directors. She has a law degree from Universidad Catolica Argentina, a Master of Laws from Harvard University (1997) and an Executive MBA from Instituto de Empresa (Madrid, 2002). Since January, 2005 she has been working in the Legal Matters Department of YPF and currently is the legal Manager for America International Coordination. She is an Alternate Director of Central Dock Sud S.A. and Inversora Dock Sud S.A. In 1993 untill 1997 she worked as a lawyer at ASTRA C.A.P.S.A. and from 1998 to 2004 she worked in the Legal Matters Department for the Repsol YPF Group, in Madrid.

Luis Chaparro, 41, is an alternate member of our Board of Directors. From 1992 to 1998 he worked for us. He was previously employed by Gas del Estado and he is currently employed by Xerox S.A.

Raúl Rafael Podetti, 77, currently serves as a member of our Board of Directors. He holds the degree of Naval Architecture and Mechanical Engineering from the University of Buenos Aires. He was a member of the Argentine Navy from 1954 until his retirement in 1965. He has been working for 35 years in the shipbuilding industry holding management positions. He works as a consultant specializing in marine business.

Officers

Set forth below is a list of our principal executive officers at December 31, 2007. All of our executive officers are residents of Argentina.

Name	Position	Since
Andres Cordero Gimenez	General Director	2007
Patricia Carcagno	Operations Director	2005
Enrique Barruti	Human Resources Director	1997
Fernando Aceiro	Commercial Director	2002
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director	2004
Eduardo Villegas Contte	Administration and Finance Director	2002
Juan Pablo Mirazon	Internal Auditor Director	1999
Valeria Soifer	Comptroller	2003

Andrés Cordero Gimenez, 62, is First Vice President of our Board of Directors, holds titles of Industrial Engineer from the Universidad Catolica Argentina and Oil Engineer from University of Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A. He was appointed General Director since August 2007.

Patricia Carcagno, 46, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

Enrique Barruti, 59, was appointed to his current position as Human Resources Director in 1997. He holds a degree in economics and post-graduate studies in human resources from the University of Michigan. He has more than 20 years of local and international experience in human resources and worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina before joining us in July 1997. He has also worked as a management consultant and has been a professor at the University of Buenos Aires and Austral University.

Fernando Aceiro, 43, was appointed to his current position as Commercial Director in 1998. He started his career at Alpargatas S.A.I.C. in the production division. He worked for Banco de Galicia in the new businesses department from 1993 until he joined us in October 1998. He holds a degree in industrial engineering from Universidad Catolica Argentina and a master's degree in business administration from Instituto de Altos Estudios Empresariales.

Magdalena Gonzalez Garaño, 56, was appointed to her current position as Legal and Regulatory Affairs Director in 2004. She has a law degree from the University of Buenos Aires. She joined us in 1993 as regulatory affairs manager and in 1998 was appointed legal manager. Since 1993 she has worked as Secretary for Gas Argentino's Board of Directors. Prior to joining us she was an associate at Cardenas, Cassagne & Asociados from 1991 to 1993.

Eduardo Villegas Contte, 52, was appointed to his current position as Administration and Finance Director in 2002. He has a degree in accounting from Buenos Aires University and completed post-graduate studies at J.L. Kellogg Graduate School of Management at Northwestern University (USA). Before joining us in 1994 as finance manager, he worked for Arthur Andersen.

Juan Pablo Mirazon, 42, was appointed to his current position as Internal Auditor Director in 1999. He is an accountant with a degree in business administration. He worked for Arthur Andersen for over ten years in the auditing division and in the management advice division.

Valeria Soifer, 43, was appointed to the position of Comptroller in 2003. She has a Business Administration degree from the Babson College (USA) and a Master's degree in Hydrocarbons Commercialization from ITBA (Buenos Aires). She has worked in the Strategic Planning and Control Department of Repsol-YPF.

Supervisory Committee

Our By-Laws provide for a Comision Fiscalizadora, or "Supervisory Committee," consisting of three members and three alternate members elected by our shareholders for one year terms. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: "Major Shareholders and Related Party Transactions."

Under our By-Laws, among others, the Supervisory Committee shall meet at least once every three months, but may be called by any member of the Committee. The quorum for such meeting of the Supervisory Committee is three of its members being present. Resolutions of the Supervisory Committee must be passed by a majority of its members to be valid. Under the Argentine Corporations Law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing compliance by the Board of Directors of applicable laws, our By-Laws and shareholders' resolutions, preparing a report to our shareholders on our financial statements, attending shareholders' meetings and providing information upon request by holders of at least 2% of our capital stock. The Supervisory Committee is also authorized to call ordinary when the Board of Directors fails to do so as required and extraordinary shareholders' meetings and to place items on the agenda for meetings of shareholders or the Board of Directors. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law or a non-commercial partnership of lawyers or accountants. Our directors, officers or employees and those of our affiliates may not be members of the Supervisory Committee.

The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:

Name	Position	Since	Profession	Date of Appointment
Diego María Serrano Redonnet	Member	2005	Attorney	2008
Maria Gabriela Grigioni	Member	2005	Attorney	2008
Oscar Alberto Orona	Member	1997	Attorney	2008
German Fernandez Lahore	Alternate	2005	Attorney	2008
Santiago Daireaux	Alternate	2005	Attorney	2008
Pablo Rueda	Alternate	2005	Attorney	2008

Diego María Serrano Redonnet, 41, has a Law degree from Universidad Catolica Argentina and a Master of Laws from Harvard University (USA). He is a partner of Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, specializing in Banking and Finance Law.

María Gabriela Grigioni, 44, has a Law degree from Universidad de Buenos Aires. From 1987, she worked as a commercial law advisor in the legal department of auditing firms and companies, following which she worked in the Argentine Securities Commission (Comision Nacional de Valores). She is a partner at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm.

Oscar Alberto Oroná, 60, has a Law degree of Belgrano University since 1975. He completed the Petroleum Managment Certificate Program in Boston, Massachusetts, EEUU. He has worked as a Consultant Lawyer of Cassagne Abogados an Argentine Law Firm which is specialized in Bussines and Economic Regulation, Administrative Law, Oil and Gas Law and Environmental Law. He has worked in Brons & Salas Law Firm, in Astra C.A.P.S.A. as Legal Manager for Exploration and Production, at YPF S.A for Argentina, Brazil and Bolivia. At present, he is also member of the Supervisory Committee of Oleoductos del Valle S.A. and alternate member of the Supervisory Committee of YPF S.A.

German Fernandez Lahore, 39, has a Law degree from Universidad de Buenos Aires. During 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization. In 1998, he participated in the Academy of American and International Law of the Southwestern Legal Foundation in Dallas, Texas. He also has a Master in Natural Resources Law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (UK). He has worked as a lawyer for Beccar Varela, de Quintana Minerals Santa Cruz Law Firm and as foreign associate of Haynes and Boone Law Firm (Dallas, Texas). Since 2002, he has been working on Oil Matters Management in the Legal Matters Department of YPF.

Pablo Rueda, 44, has a Law degree and a Master in Oil and Gas from Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as a lawyer in Marval, O'Farrell & Mairal Law Firm, as a foreign associate in Rabin Leacock Lipman (UK), in charge of the New York Office of Marval, O'Farrell & Mairal Law Firm (1993-1996), and currently at Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

Santiago Daireaux, 40, has a Law degree from Universidad Catolica Argentina. He attended a postgraduate course in Corporations Legal Regime, at Universidad Catolica Argentina. He has a Master of Laws from University of Pennsylvania (USA). He worked as a legal assistant in Trevisan Law Firm, as an associate in Moltedo Law Firm, in Fornieles & del Carril Law Firm, as a foreign associate in Reboul, MacMurray, Hewitt, Maynard & Kristol, New York (USA), and in Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h) Law Firm, where he is a partner.

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

The members of the Audit Committee are Jorge Emilio Verruno, Juan Carlos Fronza and Raúl Rafael Podetti, each of whom were appointed at the shareholders meeting dated May 30, 2008 for terms of one year. Our Board of Directors has determined that Mr. Jorge Emilio Verruno meets the requirements of an "audit committee financial expert," as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A-3 under the Securities Exchange Act.

Other Positions Held

The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this annual report:
Name	Profession	Company	Position

Jorge Emilio Verruno	Public Accountant	Banco Santander Rio S.A.	Director
		Pistrelli Diaz y Asociados S.C.	Executive Director
		Instituto Argentino de Ejecutivos de Finanzas	Member of the Supervisory Committee

Vito Sergio Camporeale	Public Accountant	YPF Inversora Energetica S.A.	President
		Compañia MEGA S.A	President
		Central Dock Sud S.A	President
		MetroENERGÍA S.A.	Alternate Director
		Gas Argentino S.A.	Vice President
		Pluspetrol Energy S.A.	Director
		Inversora Dock Sud S.A	Director

Erwin Landivar	Engineer	Farmacop S.A.	Director
		Cainco	Director

Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Alternate Director
		Companhia de Gas de São Paulo (Comgas) SA (Brasil)	President
Graham John Cockroft	Business Administrator	Gas Argentino S.A.	Director
		BG Inversiones Argentinas SA.	Director
		Igara Energy Services Ltda.	Officer
		GNL Quintero S.A.	Alternate Director
		BG COM. E IMP. Ltda.	Chairman
		BG GNV do Brasil Ltda.	Manager
		Companhia de Gas de São Paulo (Comgas) S.A. (Brasil)	Manager
Victor Jose Sardella	Industrial Engineer	Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		Gas Argentino S.A.	Alternate Director
Carolina Fino	Lawyer	Gas Argentino S.A.	Alternate Director
		Central Dock Sud S.A.	Alternate Director
		Inversora Dock Sud S.A.	Alternate Director
		Pluspetrol Energy S.A.	Alternate Director
		Boldt S.A.	Alternate Director
Juan Carlos Fronza	Mechanical Engineer	--	--
Jorge Alberto Depino	Mechanical Technician	--	--
Diego Hollweck	Economist	Transportadora de Gas Bolivia - Brasil (TBG) S.A. (Brasil)	Director
		Companhia de Gas de São Paulo (Comgas) S.A. (Brasil)	Director
		Gas Argentino S.A.	Director
Cristian Marcaida	Mechanical Engineer	BG Argentina S.A.	President
		BG Inversiones Argentinas SA,	Vice President
		Gas Argentino S.A.	Alternate Director
		Gas Link SA,	Director
		MetroENERGÍA S.A.	Director
		GCDS Suc Arg.	Legal Representative
Cynthia Gimenez Arrillaga	Business Administrator and Public Accountant	BG Group	Finance and Administration Manager
		BG Argentina S.A.	Director
		Gas Link SA,	Director
		BG Inversiones Argentinas SA,	Director
		BG International Limited Suc Argentina,	Legal Representative
		Gasoducto Cruz del Sur Suc Argentina.	Legal Representative
		MetroENERGÍA S.A.	Alternate Director
Patricia Laura Carcagno	Chemistry Engineer	Gas Argentino S.A.	Alternate Director
		MetroENERGÍA S.A.	Alternate Director
Andres Cordero Gimenez	Industrial Engineer	-	-
Gonzalo López Fanjul	Mines Engineer	Inversora Dock Sud S.A.	Director
		Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		MetroENERGÍA S.A.	Director
		YPF S.A.	Alternate
		Gas Argentino S.A.	Director
Luis Chaparro	Technician	XEROX S.A.	Employee
Raúl Rafael Podetti	Naval Engineer	-	-
Bernard Maurice Eyre	Engineer	BG Group South America	Commercial Director

B. Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2007, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 687 thousand and for executive officers paid or accrued in that year for services in all capacities was Ps. 4,189,900,68. Certain of our directors voluntarily forfeited their accrued compensation.

C. Board Practices

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

D. Employees

At December 31, 2007, we had 1,010 full-time and 4 part-time employees, a reduction of approximately 50% from the Takeover Date.

The following table sets forth the number of employees at December 31, 2007, 2006 and 2005 by department:
Department	Number of Employees at December 31, 2007	Number of Employees at December 31, 2006	Number of Employees at December 31, 2005
General Directorate	45	44	44
Operations	436	436	433
Human Resources	63	59	57
Commercial	363	363	360
Corporate Affairs	13	14	13
Administration & Finance	94	96	94
Total	1.014	1,012	1,001

As of December 31, 2007, approximately 35.25% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS") and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

E. Share Ownership

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

The table below sets forth our shareholders and their respective shareholdings as of December 31, 2007.
Shareholders	Class of Shares	Number of Shares	Approx. % of	Approx. % of
		Owned	Class	Outstanding
				Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
Private Investors	B	74,892,522	33.7%	13.2%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

__________

Notes:

(a) The Class C Shares were set aside by the Argentine Government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-Our History and Development-Privatization of Gas del Estado and Our Creation."

In November 1994, we completed a worldwide offering of 93,500,000 Class B Shares, or the "Combined Offering," consisting of 5,610,000 American Depositary Shares, each representing ten Class B Shares, offered outside Argentina and 37,400,000 Class B Shares offered in Argentina. All of the Class B Shares sold in the Combined Offering were sold by the Argentine Government, acting through the Ministry of Economy and Public Works and Services. The Class B Shares sold in the Combined Offering represented approximately 18.2% of our outstanding capital stock. As a result of the Combined Offering, the Argentine Government's ownership percentage of our stock was reduced from 20% to approximately 1.8%. In January 1997, the Argentine Government sold its remaining shareholding in us to private investors.

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

On December 7, 2005, Gas Argentino entered into an agreement with the holders of its financial indebtedness (funds managed by Ashmore Investment Management Limited, or the "Ashmore Funds," and Marathon Asset Management) to discharge all financial obligations related to such financial indebtedness in exchange for (i) the issuance by Gas Argentino and/or the transfer by Gas Argentino's current shareholders to the Ashmore Funds of Gas Argentino's common stock amounting to 30% of Gas Argentino's post-issuance common stock, and (ii) the transfer to the Ashmore Funds and Marathon Asset Management of approximately 19.2% and 80.8%, respectively, of our Class B Shares owned by Gas Argentino (representing approximately 3.65% and 15.35%, respectively, of our capital stock). Gas Argentino has also informed us that such restructuring is subject to, among other things, approval by ENARGAS and of the Secretary of Interior Commerce with prior agreement of the CNDC. While ENARGAS' approval was obtained, the CNDCs approval and the Secretariat of Interior Commerce's authorization were pending. On May 15, 2008, Marathon Master Fund Ltd. and Marathon Special Opportunity Master Fund Ltd., two holders of Gas Argentino's financial indebtedness, gave notice to Gas Argentino that they were terminating the agreement and therefore, debt, including both principal and interest, remains outstanding and Gas Argentino must start a new restructuring process with its creditors.

Shares in Gas Argentino as of December 31, 2007 were held as follows:
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

Shareholders Agreement

The holders of Gas Argentino's common shares are parties to a Shareholders Agreement, or the "Shareholders Agreement," which provides that certain majorities and voting percentages must be obtained before Gas Argentino may take certain specified actions or cause us to take such actions, including: amending our By-Laws, the By-laws of Gas Argentino, our License or the Technical Assistance Agreement; providing for new capital increases, contributions or reductions; approving corporate reorganizations; undertaking acquisitions or joint ventures; entering into new businesses other than gas distribution; and entering into sales or leases of assets, extensions of credit, borrowings and other contractual obligations that are in excess of a monetary threshold specified in the Shareholders Agreement.

The Shareholders Agreement provides a right of first refusal in favor of one shareholder of Gas Argentino if the other shareholder wishes to dispose of its common shares in Gas Argentino whereby the non-selling shareholder has the right to purchase the offered shares.

Shares Held and Number of Record Holders in Host Country

The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2007 was as follows:

Country	Class	Amount

Argentina	A	290,277,316(a)
	B	205,265,360(b)
	C	56,917,121
Other countries	B	16,711,411

__________

Notes:

(a) Held by Gas Argentino.

(b) 108,142,529 of these Class B shares are held by Gas Argentino.

As of December 31, 2007, we had 1,185 record holders of our stock in Argentina and 23 in other countries.

B. Related Party Transactions

BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our License, we have a Technical Assistance Agreement with BG Group as Technical Operator and we are required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 10.2 million, Ps. 7.7 million and Ps. 5.1 million under the Technical Assistance Agreement during the years ended December 31, 2007, 2006 and 2005, respectively. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 1.7 million, Ps. 1.6 million and Ps. 2.4 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2007, 2006 and 2005, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the years 2007, 2006 and 2005.

YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 64.0 million, Ps. 51.6 million and Ps. 98.9 million of gas purchases to YPF S.A. during the years ended December 31, 2007, 2006 and 2005, respectively. Additionally, Metro ENERGIA collected commissions for sales on behalf of YPF of approximately Ps. 1.4 million and Ps. 0.9 million during 2007 and 2006 respectively.

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

Additionally, as of December 31, 2005 we also accrued fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A., indirectly related to YPF S.A, for approximately Ps. 0.6 million.

We supplied gas and transportation and distribution services of approximately Ps. 1.4 million, Ps. 1.9 million and Ps. 2.7 million during the years ended December 31, 2007, 2006 and 2005, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

We sold gas and transportation services amounting to approximately Ps. 2.0 million, Ps. 12.3 million and Ps. 0.02 million during the years ended December 31, 2007, 2006 and 2005, respectively, to MetroENERGÍA S.A., our subsidiary.

Additionally, we received fees of approximately Ps. 2.4 million, Ps. 2.2 million and Ps. 0.3 million during the years ended December 31, 2007, 2006 and 2005, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

On November 17, 1997, after having performed an audit of the presentation made by us regarding the turnover tax levied by the Province of Buenos Aires from January 1993 to December 31, 1997, ENARGAS issued resolution No. 544/1997 authorizing the passing through to customers, via tariffs, of the claimed amounts. In addition, the above-mentioned resolution established a term for the recovery of the amounts we had not passed through to customers through January 13, 1998, the date on which ENARGAS approved the application of the non-recurring rate adjustment mechanism, or the "Adjustment Mechanism."

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

By means of several notes addressed to ENARGAS, we set forth the problem resulting from carrying out the recovery over existing customers up to the end of year 1997, due to customers removed from the service or customers with interrupted service in effect. Guidelines were requested from ENARGAS in order to reallocate among active customers all amounts not recovered or any other alternative that the ENARGAS should consider appropriate. ENARGAS never issued an answer and, considering that the 96-month term stipulated to recover this tax is already due, and since March 2006 this concept has no longer been invoiced to active customers, as of December 31, 2007, an allowance was registered for the remaining not recovered amount of Ps. 1.5 million.

Stamp Tax

Stamp taxes are levied by most provinces in Argentina on documents evidencing legal transactions, such as deeds, mortgages, contracts and letters of acceptance. Contracts executed outside a province would be taxable in that jurisdiction if the contract has effects within the province. Due to the instrumental nature of stamp taxes, they apply only to written documents (a) that contain an offer and an express acceptance by the other party in the same document or (b) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the main terms of the agreement. We operate with different gas and transportation companies through the exchange of letters with acceptance by performance, or "Tacit Acceptance Contracts." Although in the past we were requested by different provincial tax bureaus to pay Stamp Taxes over agreements executed in such a way, such liabilities were definitively terminated based on favorable judicial final decisions issued by the Federal Supreme Court of Justice in 2004 and 2005 that concluded that the Stamp Taxes do not apply over agreements executed by offer letters accepted by performance (including one case in which we were a party against the province of Neuquén).

Revision and Inspection of Works in Public Space Levy

Our License provides that we shall be entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public space, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our customers in the form of tariffs.

In 1997, in the context of the Agreement for the Coordinated Action for Works in Public Space, or "SWA," entered into between public services companies and GCBA, it was agreed that we would pay GCBA certain amounts each year for works done during the year, or the "SWA Rate." In 2000, GCBA created an additional rate referred to as the "Study, Revision and Inspection of the Works in Public Space Rate," or the "Inspection Rate," which, in our opinion, has the effect of taxing public services companies for the same works that were being taxed under the SWA Rate.

GCBA has made various claims against us with respect to the Inspection Rate, always rejecting our position of double taxation. As of March 31, 2007, the GCBA alleged that we owe approximately Ps.28.7 million (including interests, fines and legal fees) for the fiscal periods encompassing February 2000 to December 2003. Once our administrative appeals were exhausted, the GCBA initiated judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps.8.5 million. We filed a response based on incorrect data included in the instrument received. On March 15, 2006, we were notified of the resolution of the Court rejecting our response and ordering the continuation of the executory proceeding. We appealed such decision but it was confirmed by the Court of Appeals and the Supreme Court of Justice of the City of Buenos Aires.

Pursuant to the foregoing, an attachment on our accounts held by HSBC amounting to Ps. 11.9 million was ordered. On April 30, 2007 we signed an agreement with the GCBA attorneys office for the payment of the legal fees incurred, totalling Ps. 3.1 million, in five consecutive and monthly installments, the first of which was paid on May 4, 2007. On May 7, 2007, we and the GCBA informed the judge that an agreement was reached by which we (i) gave in payment the amount of Ps. 11.9 million attached, (ii) requested a payment plan for the remaining Ps. 13.7 million owed for the fiscal period February 2000 - December 2003 and also for the periods January 2004 - December 2006, and (iii) paid Ps. 3.1 million in legal fees. We have continued our negotiations with ENARGAS, the Energy Secretariat and GCBA in an attempt to resolve the matter and pass-through the rate imposed by the GCBA to consumers.

Occupancy of Public Space Levy

i) Government of the Autonomous City of Buenos Aires

In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected to by several public service companies.

The GCBA has demanded from us the payment of the occupancy of public space levy since 2003. We duly filed several administrative appeals before the administrative office against such demands.

On September 22, 2004, the GCBA notified us of the rejection of those administrative appeals, therefore ending the administrative proceedings and demanding the payment of the levy. Consequently, on February 28, 2005 we filed before the lower court of the GCBA, an action under administrative law requesting, among other things, precautionary measures against the decision taken by the GCBA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting the immediate action of transferring the tax to the tariff. In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

During 2005, after the notification of the payment received, executed an agreement with the GCABA, which established a payment plan in order to cancel the debt corresponding to the period between January 1, 1998 and December 31, 2004. As of the date of this annual report, we are paying both the payment plan and quarterly installments on a regular basis.

On March 6, 2006, we sent a note to ENARGAS reporting our adherence to said payment facilitation plans and requesting once again the reallocation of tariffs. This note was reaffirmed by a March 29, 2006 note to ENARGAS. On April 28, 2006, we requested from ENARGAS a prompt reply to our request. On July 11, 2006, we sent a second notie requesting the reallocation on tariffs, sending the payment slips from the payment facilitation plan's second and third paid installments.

On November 28, 2006, ENARGAS requested us to submit all information and documentation in order to evaluate the impact resulting from the transfer to tariffs on customers within the Autonomous City of Buenos Aires. We sent a note dated December 1, 2006, with the requested background information and documentation attached to the file to ENARGAS. On January 30, 2007, we sent a second note, requesting that ENARGAS confirm that we had filed all the necessary information. Our intention was to ensure that nothing else was due or needed for ENARGAS to decide whether to grant the pass through, even though we believed that the information sent to ENARGAS conformed with Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules and that it was ENARGAS's duty to consider all information and/or proof of documents submitted by us.

ii) Municipality of Esteban Echeverría

Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps. 6.6 million (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. On February 18, 2005 we rejected the imposition of such rate on the grounds that the claim is against federal law, which is hierarchically superior to Municipal law.

After several rejections of our arguments by the Municipality, on March 10, 2006, we entered into a letter of intent with such Municipality in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all of the period's installments were regularly paid.

In May 2006, a request to transfer this levy to tariffs posed to ENARGAS and in July of the same year, a quick response was demanded.

On June 30, 2006, we received a note, by which the Municipality notified us of our incurred debt up to December 31, 2005 and offered two payment alternatives. On July 10, 2006, we sent a note (which included copy of the Municipality's letter) to ENARGAS requesting that they inform us of the course of action to take regarding the payment plans offered and also to transfer any payments made to tariffs.

On December 19, 2006, knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in rendering our services, we adhered to a plan of payment consists of paying the amounts claimed from the period 2000 to 2005 in four installments. As of the date of this annual report, we have paid the installments that were due under said plan.

iii) Municipality of Almirante Brown

The Municipality of Almirante Brown claimed from an additional payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006, considering a different taxable base, a deemed gas pipeline extension, which resulted higher than the actual one. We rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of re-assessing the claim.

In April 2007, we executed an agreement with the Municipality to formalize a payment plan for our debt, which installments have been completely canceled by us as of December 31, 2007.

iv) Municipality of Ezeiza

On September 3, 2007, the Municipality of Ezeiza requested the payment of the Right of Occupancy and Use of Public Spaces corresponding to periods 2000-2006 from us.

On October 9, 2007, we executed an agreement with the Municipality through which a payment plan was established for us.

These payments are reflected under the heading "Other non current receivables" - located in our consolidated balance sheet information of our financial statements - for Ps.46.8 million, Ps. 6.2 million, Ps. 3.3 million and Ps. 0.8 million for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown and the Municipality of Ezeiza, respectively as, in our opinion, we have an acquired right to recognize the reallocation of these paid amounts to tariffs, as stipulated by the gas industry regulatory framework. Law No 24,076 (Sect 41) and Executive Order No 2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa, pronounced that Sect 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, said credit is recoverable in our opinion.

Income Tax-Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed us of the ex-officio ruling that disallowed bad debt deductions on our income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 0.9 million and Ps. 1.6 million, respectively.

The AFIP rejected the bad debt deduction, which we determined based on the following indicators:

    Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

    Removal of the meter from the locations of customers that owed us less than Ps.1 thousand.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, we appealed the AFIP's determination to the Tax Court. Likewise, In addition to this, AFIP levied attachments on some of our fixed assets. As of December 31, 2007, the residual accounting value amounted to Ps. 16.6 million.

Subsequently, on December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to decide whether multiple insignificant defaulted payments should be aggregated and allowed to be deducted as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. General Resolution No. 1,457 of AFIP was published on March 7, 2003, establishing the threshold amount as Ps. 1.5 thousand and on June 18, 2004, General Resolution No. 1,693 increased that amount to Ps. 5 thousand.

On February 16, 2007, Division C of the Prosecuting Court notified us of its sentence from December 7, 2006, by which the Court accepted the removal of gas meters from delayed customers as an indicator of the impossibility to collect outstanding amounts due and rejected the indicator related to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to us. AFIP desisted the appeallation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers that owed us less than Ps. 1 thousand.

The Prosecuting Court ordered that AFIP perform a reassessment of income taxes and compensatory interests in accordance with the established criteria. On August 8, 2007 AFIP notified us of the reassessment. Such reassessment did not consider AFIP General Instruction No. 2/07, issued on March 15, 2007, which allows the deduction of credits of up to Ps. 1.5 thousand by non-competitive markets' utilities companies. We submitted different filings before the Prosecuting Court to request a new reassessment considering the abovementioned General Instruction. As of the date of this annual report, the Prosecuting Court has not issued a decision in this matter. Once the reassessment becomes definitive, the parties may appeal before the Court of Appeals within the period ascribed for such actions. However, the process to appeal requires us to pay the claimed taxes, which would be reimbursed to us upon a favourable judicial decision. Consequently, to cover this contingency, we registered a provision for an estimated amount of Ps. 5.9 million until the definitive reassessment will be issued by the AFIP.

Turnover tax (Province of Buenos Aires) - - Rate increase & differences in the assessment of the taxable base

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

In July 2003, the Province, by means of a pre-view, requested the payment of amounts that would have been perceived from our customers if the mentioned rate increase had been applied in the invoices (amounting to approximately Ps. 10.5 million, including interest and fines, as of the date of this annual report). This claim was duly rejected by us. On October 12, 2005, the Tax Authority of the Province of Buenos Aires notified us of their commencement of a determination procedure through Resolution No. 465/05. On December 22, 2005, according to Resolution No. 907/05, the determination procedure was closed and we were ordered to pay the debt. The latter Resolution was appealed on January 16, 2006 before the Tax Court of the Province of Buenos Aires, and is pending resolution at the date of this annual report. The Province claims that we should have paid this increase (from 3% to 3.75%), which never took place.

On September 27, 2006, the "Comisión Federal de Impuestos" (Federal Tax Commission), through Resolution No. 112/2006, ratified the criterion followed by us and rejected a motion of revision filed by the Province of Buenos Aires that analyzes a situation identical to ours. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision to be decided by the Federal Supreme Court of Justice. That extraordinary motion was granted and, as of the date of this annual report, remains pending decision by the Federal Supreme Court of Justice.

In March 2008, through Resolutions No. 95/08, 96/08 and 97/08, the Tax Authority of the Province of Buenos Aires notified us of three additional assessments for the period from January 2004 to October 2005 in an aggregate amount of approximately Ps. 20 million, including interest and fines. These claims are based on almost equal proportions to the above described increased tax rate, with certain differences upon assessing the corresponding taxable base (derived mainly from the liquids' processing business). On March 27, 2008 we appealed these resolutions before the Tax Court of the Province of Buenos Aires.

In the event that we are finally compelled to pay the Turnover Tax differences corresponding to the increased tax rate, it will request the pass-through of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 2007 the total amount demanded by ENARGAS amounted to Ps. 19.1 million, including interests and fines, which was recorded as a provision as of December 2007.

Executory proceedings

As of the date of this annual report, a few executory proceedings have been started by holders of Negotiable Obligations that are pending resolution.

A few bondholders have filed attachments on our current accounts and collections, amounting to Ps. 8.8 million as of December 31, 2007.

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

Since Gas Argentino owns 70% of our capital stock, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on our earnings, financial condition and other factors, including the requirements of Argentine law. All our shares of capital stock rank pari passu with respect to the payment of dividends. BG Argentina and YPF, as minor shareholders of MetroENERGÍA, have renounced any dividend collection as long as we restructure and pay our financial debt.

We have not paid dividends for any of the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

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

On November 6, 2002, our Board of Directors approved a legal reserve of up to Ps. 3.0 million (adjusted for inflation as of February 28, 2003), which represents 5% of our 2001 net income of Ps. 60.3 million (adjusted for inflation as of February 28, 2003). As the unappropriated retained earnings could not absorb the legal reserve, and, as described above, in view of the fact that the interim dividend distributed constitutes a dividend paid in advance of net income for the year 2001, the Board of Directors approved the transfer of the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The ordinary and extraordinary shareholders meeting held on April 29, 2003 ratified this action.

Our capacity to pay dividends to our shareholders is restricted by the agreement we reached in our restructuring: we cannot distribute dividends until December 31, 2013, and then only if we have repaid at least US$ 75.0 million of our outstanding debt.

Dividends on ADSs

To the extent that we declare and pay dividends on our common stock, owners of the American Depositary Shares, or "ADSs," on the relevant record date will be entitled to receive any dividends on the Class B Shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid to the depositary in Pesos will be converted by the depositary into U.S. Dollars and paid to owners of ADSs net of dividend distribution fees and currency conversion expenses, except as otherwise described below. Dividends paid to owners of ADSs are currently exempt from withholding or other Argentine taxes. See Item 10: "Additional Information-Taxation-Argentine Taxes."

To the extent that the depositary can, in its judgment, convert Pesos (or any successor or other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the depositary is required under the deposit agreement to convert or cause to be converted all cash dividends and other cash distributions received by it on the Class B Shares into U.S. Dollars and to distribute the resulting U.S. Dollars, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest, to the Holders of ADSs in proportion to the number of ADSs representing such Class B Shares held by each of them. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian of the depositary in Argentina, or the "Custodian," on account of taxes or other governmental fees or charges. If the depositary determines that, in its judgment, any foreign currency received by it cannot be so converted on a reasonable basis, the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders of ADSs entitled to receive it.

If a distribution by us consists of a dividend in, or a free distribution of, Class B Shares, upon receipt by or on behalf of the depositary of additional Class B Shares from us, the depositary may, and shall if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of Class B Shares received as such dividend or distribution, but only after deduction or payment of the fees and expenses of the depositary. If additional American Depositary Receipts, or "ADRs," are not so issued, each ADR shall thereafter also represent the additional ADSs with respect to the Class B Shares so distributed. If for any reason the depositary reasonably believes such distribution is not feasible, the depositary may, with our consent, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the advance payment of any taxes or governmental charges or the sale (at public or private sale) of the Class B Shares thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the depositary to the Holders of ADSs entitled thereto as in the case of a distribution received in cash. In lieu of issuing ADRs for fractions of ADSs, in any such case, the depositary will sell the number of Class B Shares represented by the aggregate of such fractions and distribute the net proceeds in U.S. Dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

For a discussion of U.S. and Argentine tax consequences with respect to the payment of dividends, see Item 10: "Additional Information-Taxation."

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS." The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York (the "Depositary") on February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:

	High	Low

2003:	7.76	1.49
2004:	4.49	3.88
2005:	6.18	4.00
2006:	4.42	3.20
2007:	6.20	3.70

2006:
First Quarter	4.42	3.90
Second Quarter	4.15	3.20
Third Quarter	2.55	3.21
Fourth Quarter	4.11	3.25

2007:
First Quarter	5.60	3.88
Second Quarter	5.43	3.70
Third Quarter	6.20	4.02
Fourth Quarter	5.66	4.29

Recent Six Months
January 2008	4.62	2.90
February 2008	4.00	3.45
March 2008	4.10	3.75
April 2008	4.15	3.50
May 2008	4.47	3.11
June 1, Through June 6, 2008	3.90	3.84

On December 31, 2007, the last reported sales price of the ADSs on the New York Stock Exchange was US$4.45. On December 31, 2007, there were approximately 1,314,501 ADSs outstanding and approximately 25 holders of ADSs. Such ADSs represented approximately 5.9% of the total number of issued and outstanding Class B Shares as of December 31, 2007.

Class B Shares

The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR." The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:

	High	Low

2003:	2.15	0.54
2004:	2.15	1.00
2005:	1.74	1.19
2006:	1.41	0.99
2007:	1.89	1.24

2006:
First Quarter	1.41	1.19
Second Quarter	1.29	0.99
Third Quarter	1.08	1.01
Fourth Quarter	1.21	1.02

2007:
First Quarter	1.70	1.24
Second Quarter	1.70	1.30
Third Quarter	1.89	1.30
Fourth Quarter	1.76	1.36

Recent Six Months
January 2008	1.41	1.01
February 2008	1.32	1.13
March 2008	1.31	1.20
April 2008	1.26	1.12
May 2008	1.42	1.02
June 1, Through June 6, 2008	1.23	1.20

On December 28, 2007, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.1.42 per share. On December 31, 2007, there were approximately 1,185 holders of Class B Shares in Argentina.

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market

There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. Total trading volume in the equity securities of Argentine companies as of December 31, 2007 was approximately US$ 6.7 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2007, the market capitalization of shares of the 102 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately US$ 563.0 billion compared to US$ 401.5 billion on December 31, 2006. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electronico S.A., or the "MAE" or by the "OTC Market," an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the Buenos Aires Stock Exchange. Pursuant to an agreement between the Buenos Aires Stock Exchange and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the Buenos Aires Stock Exchange and trading in Argentine Government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the Buenos Aires Stock Exchange and the MAE. The agreement does not extend to other Argentine exchanges.

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

In order to control price volatility on the Buenos Aires Stock Exchange, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 15 minutes when changes in the price of such issuer's shares registers a variation on its price between 10% and 15% and between 15% and 20%. After a 20% variation, if the price of such issuer's shares variates an additional 5% in the same day, the deal will result in additional 10-minute, successive suspension periods. Trading in such shares resumes the next trading day.

Certain information regarding the Argentine securities market is set forth in the table below:
	2007	2006	2005	2004	2003

Market capitalization (US$ billions)	563.0	401.5	254.4	231.6	185.1
Annual volume (US $ millions)	6,699	4,920	6,204	4,435	2,889
Average daily trading volume (US$ millions)	28.5	21.4	24.6	16.4	10.5
Number of listed companies	102	96	95	96	99

__________

Source: Buenos Aires Stock Exchange.

The New York Stock Market

The New York Stock Exchange traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE's unwavering commitment to investors and issuers. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world ' s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system, and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms, create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. ET each business day of the year.

As of December 31, 2007, the NYSE and NYSE Arca were home to approximately 2,805 world-class issuers, including operating companies, closed-end funds and exchange traded funds. The NYSE's listed companies represented a total global market value of approximately US$27.1 trillion, as of December 31, 2007. These companies include a cross-section of large, midsize and small capitalization companies. Non-U.S. issuers play an increasingly important role on the Exchange. The approximately 421 non-U.S. companies are valued at US$11.4 trillion.

Certain information regarding the Non-U.S. Companies which trade in the NYSE is set forth in the table below:
	2007	2006	2005	2004	2003
Non-U.S. Companies' capitalization (US$ billions)	2,521	1,795	1,235	977	729
Non-U.S. Companies' Annual volume (US$ millions)	63,807	53,458	40,877	38,365	34,882
Non-U.S. Companies' Average daily trading volume (US$ millions)	254.2	213.0	162.2	152.2	138.4
Non-U.S. Companies' Number of listed companies	421	451	453	460	467
Countries	45	47	47	47	50

__________

Source: New York Stock Exchange

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

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

Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2007	569,171

B. Memorandum and Articles of Association

Register

Our By-Laws were registered in the Inspeccion General de Justicia, or the General Board of Corporations, on December 1, 1992 under number 11670, book 112, volume A of Corporations. The last modification of our By-Laws was approved on July 29, 2005, and was registered in the Inspeccion General de Justicia under number 11,027, book 29 of Corporations.

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

Provisions of the By-laws and Argentine Law Relating to Directors

Under Argentine law, directors of a company have a duty, among others: (1) to reveal any conflict of interest to the board of directors and Supervisory Committee; (2) to abstain from voting in any deliberation related to such conflict; and (3) to refrain from competition with us unless authorized by a shareholders' meeting to do so. Directors are jointly and severally liable for the negligent performance of their duties, or for violations of the law or of our By-Laws or regulations.

Article 30 of the By-Laws provides that the shareholders' meeting shall fix the compensation of the members of the Board of Directors.

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

Shareholders' Meetings and Voting Rights

Under Argentine law, shareholders' meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, meetings of shareholders must be held in a place that corresponds with our jurisdiction. Shareholders' resolutions are subject to Argentine law and the By-Laws are binding on all of the shareholders, although shareholders are given the right of withdrawal in connection with certain shareholder decisions.

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

(4) approving increases in the corporate capital not exceeding five times the current amount; and

(5) issuance of negotiable bonds, or "negotiable obligations."

All other matters must be resolved at extraordinary meetings, including:

(6) increasing the corporate capital to over five times the current amount of any company which is not publicly held;

(7) capital reductions and returns;

(8) redemption, reimbursement and writing down of shares;

(9) mergers, transformations and dissolutions; appointments, removals and remuneration of the liquidators; spin-offs; and consideration of our accounts and other matters connected with conduct in our winding-up;

(10) limitation or suspension of preferential rights in the subscription of new shares;

(11) issuance of debentures and conversion of same into shares; and

(12) amendment of our by-laws.

The president of the Board or a person appointed at the meeting presides over shareholders' meetings. Shareholders' meetings can be called by the Board of Directors, by the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the common stock.

Shareholders may be represented by proxies at shareholders meetings. Our Directors, members of the Supervisory Committee, managers and employees cannot act as attorney-in-fact. The shareholders or proxies attending a shareholders meeting must sign the Register of Attendance.

Directors, syndics (as defined below) and general managers are entitled and obliged to attend, and to be heard at all meetings of shareholders. If they are also shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

The quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing a majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the By-Laws require a higher number.

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

Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders' meeting was held on April 27, 2007.

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

Argentine Requirement: To qualify as an "independent" or "non-independent" director, CNV standards (General Resolution No. 400/2002) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as "independent directors" would also not be considered "independent." When directors are appointed each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

303A.07(b).

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

303A.07 (c) (iii) (B-C).

Requirement: Provides that the audit committee shall: meet to review and discuss the company's annual audited consolidated financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

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

Argentine Requirement: Pursuant to Argentine standards, this is not applicable. Notwithstanding, in 2007, the Annual Written Affirmation was sent on time to the NYSE.

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19,550, as amended, corporate supervision is entrusted to a Comision Fiscalizadora, or a "Supervisory Committee." The election of its members, individually known as síndicos ("syndics"), and the organization and procedures of the committee are regulated by our By-Laws.

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
    overseeing the management of our business for compliance with the law, our By-Laws or internal regulation, and any resolutions adopted by the shareholders;
    placing items on the agenda for shareholder's meetings;
    supervising our liquidation; and
    investigating formal shareholder complaints.

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

Board of Directors

The current Board of Directors is made up of eleven directors and eight alternate directors. Members of the Board of Directors are appointed by the annual ordinary meeting of shareholders and are elected for a period of one to three fiscal years, at the end of which they may be re-elected or replaced.

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

The compensation of the directors is set at shareholders' meetings. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special functions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at a shareholders' meeting.

Preemptive Rights

Under the Argentine Corporations Law, in the event of a capital increase, holders of common shares of any class have preemptive rights, proportional to the number of shares owned by each holder, to subscribe for shares of capital stock of the same class as the shares owned by the holder. Preferred shares are entitled to preemptive rights only with respect to preferred share issuances. Preemptive rights also apply to issuances of preferred shares and convertible securities, but do not apply upon conversion of such securities. Although any preemptive rights will be offered to the Depositary as the record owner of Class B Shares on behalf of all holders of ADSs, United States holders of ADSs may not be able to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirement is available.

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

Changes in Shareholder Rights

The rights of shareholders may only be changed by amending our By-Laws or as decided by an extraordinary shareholders meeting and ratified by a special shareholders meeting of the relevant class of shares in accordance with Article 15 of our By-Laws. Passing a resolution at an extraordinary shareholders' meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 61% of the outstanding shares, and on second call would require the number of shares with voting right present. Extraordinary shareholders' meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to the regular meeting as per the law.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations, together, the "Foreign Investment Legislation," the purchase of shares of an Argentine corporation by an individual or legal entity domiciled outside of Argentina or by an Argentine company of foreign capital (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries is not restricted and no prior approval is required to make foreign investments. No prior approval under the Foreign Investment Legislation is required in order to purchase our Class B Shares or ADSs or to exercise financial or corporate rights thereunder.

Change of Control

Pursuant to Article 18 of our By-Laws, any amendment of articles 2, 3, 4, 5, 6, 7, 11, 13, 18 or 32 must be approved by ENARGAS. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders-Gas Argentino."

Mandatory Tender Offer

Decree No. 677/2001 regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

Any individual or entity that intends to acquire, during a term of 90 days, control of a company, either directly or indirectly, through one or several successive transactions, voting shares, subscription rights, options over shares, convertible notes or similar securities that directly or indirectly may provide such purchaser with the right to subscribe, acquire or convert into, voting shares that represent a "significant ownership" in the share capital and votes of a company, must prior to such acquisition, within 10 business days, make a tender offer or exchange offer according to the procedures and requirements established by the CNV. "Significant ownership" means at least 35% and 51% of the share capital and votes, respectively, of the target company.

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

If any company wishes not to become subject to the mandatory tender rules described above, it must, in the first shareholders' meeting to be held after April 6, 2003, decide to include in its by-laws a clause stating that it is a "Company Not Adhering to the Optional Mandatory Tender Offer Regime." If the company in question fails to opt out by approving such a resolution as aforesaid, it shall become irrevocably subject to the described requirements.

We opted out of such mandatory tender rules.

Last Amendments to Our By-Laws

In a Shareholders' Meeting held on April 29, 2003, an amendment to our By-Laws was approved. The amendment added two new clauses, (i) article 6 bis stating that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26 which permits meetings of the Board of Directors and shareholders meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and Shareholders may participate externally and increased the number of members of the Board of Directors from 7 to 9 amending article 20 to reflect that change.

In the Shareholders' Meeting held on December 10, 2003 a new amendment to article 20 of the By-Laws was approved that increased the number of the members of the Board of Directors from 9 to 11 and allows the shareholders to elect these directors for renewable terms of one to three years.

The last modification of our by laws was approved on July 29, 2005 and is registered with the Public Registry of Commerce under number 11,027, book 29 of Corporations. The amendment increased the number of members of the Board of Directors from 9 to 11, amending article 20 to reflect that change. It also states that three of the members of the Board of Directors should be elected by Class B Shareholders meeting and have to be independent pursuant to Argentine Law and Rule 10 A enacted pursuant to the Securities Exchange Act of 1934.

C. Material Contracts

Not applicable.

D. Exchange Controls.

Fluctuations in the exchange rate between Pesos and U.S. Dollars could affect (i) our ability to meet our foreign currency obligations, (ii) the Peso price of our Class B Shares on the Buenos Aires Stock Exchange, and (iii) the market price of our ADSs. Currency fluctuations will also affect the U.S. Dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in Pesos on the underlying Class B Shares.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and, furthermore, in March 1991 exchange controls were eliminated. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine Government announced an economic reform plan known as the Convertibility Plan, which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociacion Latinoamericana de Integracion, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

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

On January 6, 2002, the Public Emergency Law (i) repealed the Ps.l to US$1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

On February 8, 2002, the Central Bank established certain restrictions to foreign exchange transfers outside Argentina. As a general rule, transfer of funds abroad required prior Central Bank approval. However, this general principle has been eased by numerous exceptions introduced since December 2002.

On January 7, 2003, the Central Bank established that Argentine companies may freely transfer corporate profits and dividends corresponding to audited consolidated financial statements (i.e. no prior Central Bank approval is needed).

Beginning on September 3, 2002, the proceeds of foreign financings (including loans, issuance of bonds, credit facilities, repos, etc.) must be brought into the local market, exchanged for Pesos and credited to a local bank account within a certain timeframe established by the regulations from time to time. Currently, such term is set in 365 days following disbursement.

In addition, beginning on June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, must be registered with the Central Bank.

Pursuant to the regulations, the proceeds of foreign financial and export financings must be brought into Argentina, converted to Pesos and deposited in a local bank account within a specific term, which is currently of 365 days as from disbursement. Furthermore, the regulations establish that principal under financial loans may not be repaid (irrespective of the form of cancellation or of whether access to the foreign exchange market is necessary or not) prior to the expiration of a 365-day term counted as from the conversion to pesos and deposit in a local bank account of the financing proceeds. Foreign trade financings and publicly traded and listed notes are exempted from this minimum maturity requirement.

Repayment of principal of, and interest on, foreign financial indebtedness was initially subject to the Central Bank's prior authorization. Currently, local companies, including us, may:

a) Pay interest abroad at maturity or 15 days in advance, without prior Central Bank authorization. Access to the local exchange market for the payment of interest services is limited to (i) interest accrued as from the date the proceeds of the financing are brought into the local market and converted into Pesos, or (ii) interest accrued as from the disbursement date provided the financing proceeds are deposited in the corresponding accounts of licensed entities for their transfer and conversion into Pesos within 48 hours following disbursement.

b) Repay principal at maturity (or 365 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for Pesos, and the minimum maturity term described above is complied) without prior Central Bank authorization. The prepayment of principal more than 365 days in advance is subject to the following conditions: (i) if prepayment is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount, or the prepayment should be made from the proceeds of foreign financing, the present value of which does not exceed the value of the prepaid debt, and (ii) if the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the debt after the restructuring, including the amount prepaid, shall not result in an increase of the present value of the whole debt (according to the formula provided by the Central Bank).

In addition, the execution and settlement of futures contracts, forward contracts and other derivative instruments, except in some particular cases and subject to specific conditions, is subject to the prior authorization of the Central Bank.

Access to the exchange market by Argentine residents for the making of certain investments, including portfolio and direct investments, real estate investments and granting of loans to non-Argentine residents, is generally limited to US$ 2 million per person per calendar month, provided the Argentine resident does not have due and unpaid external debt at the time of access to the local exchange market. Furthermore, the regulations allow transfers in excess of the above mentioned cap in the case of portfolio investments applied, within a certain term, to the payment of external financial debts, payment of imports, payment of dividends or the making of direct investments abroad.

Moreover, pursuant to Decree No. 616/2005, unless expressly exempted, foreign financial loans granted to local residents and other transfers of funds made by non-Argentine residents are subject to a 365-day dollar-denominated, non-interest bearing and non-transferable US dollar deposit to be created over 30% of the amounts transferred in a local bank. The primary issuance (if seen from the issuer's standpoint) or the primary subscription (if seen from the investor's standpoint) of publicly traded and listed shares and/or debt securities is not subject to the 30% mandatory deposit.

Additionally, the repatriation abroad of funds and investments held or received locally by non-Argentine residents is subject to specific rules. Generally, the repatriation of direct investments (equity investments for at least 10% of the company's capital stock) is subject to the investor evidencing that it has maintained its investment for at least 365-days. In the case of portfolio investments (including, inter alia, equity investments for less than 10% of the company's capital stock, investments in mutual funds, credit portfolios, locally payable bonds in pesos, etc.) in addition to evidencing the minimum permanency term, the investor shall be required to evidence that it transferred to Argentina the funds required to make the investments. Moreover, in the case of portfolio investments, repatriation is limited to US$ 500,000 per month. Certain additional requirements exist.

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

Holders of ADSs and Class B Shares should consult their own independent tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

Argentine Taxes

Income Taxation

Dividends. Dividend payments on the ADSs or Class B Shares, whether in cash, property, or stock, are not subject to Argentine withholding or other taxes except as described below.

Pursuant to the Income Tax Law, a 35% withholding tax is applicable to the amount of dividends distributed on the ADSs or Class B Shares in excess of a company's "net taxable income" accumulated at the end of the fiscal year immediately preceding the date of the distribution of such dividends. For purposes of such withholding tax, or the "equalization tax," "net taxable income" is (i) the net taxable income for the year minus the income tax already paid on such income, plus (ii) dividends and income on equity investments allocable to such fiscal year which were not computed to determine the net taxable income for general income tax calculation purposes. We will withhold the appropriate tax, if applicable.

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

The Personal Assets Tax Law No. 23966, as amended, and related regulations have not yet been extensively interpreted or applied by the Argentine tax authorities or courts, and, accordingly, certain aspects of such law remain unsettled. It remains unclear, for example, whether the references to "direct" ownership refer only to record ownership (including ownership by a Depository) or extend to beneficial ownership. In addition, the concept of "trading," as used in the laws in relation to non-Argentine corporations and other entities, has not yet developed, leaving it unclear whether such term refers to actual and ongoing trading, periodic trading or merely consummation of an offering of securities within or outside Argentina. There can be no assurances concerning the interpretation or application of these and other provisions of the law and related regulations by the tax authorities and courts.

We, like other Argentine issuers, are liable for the payment of this tax with respect to Argentine securities (in this case, the ADSs or Class B Shares) owned by non-Argentine corporations and other entities. Thus, we may eventually seek reimbursement from the direct owner of such securities in respect of any amounts paid to Argentine tax authorities as personal assets tax (whether by foreclosing on such securities, deducting them from dividends to be distributed or otherwise).

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

Transfer taxes. The sale or exchange or disposition of the Class B Shares or ADSs is not subject to transfer taxes.

Court fees. Filing of a lawsuit before an Argentine court will be subject to a 3% court fee, imposed on the amount claimed. Furthermore, it will also be imposed a contribution to CASSABA (lawyers' social security) equal to 3% of the court fee.

United States Federal Income Tax Considerations

The following summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of ADSs or Class B Shares provides general information only, and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a holder of ADSs or Class B Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of purchasing, holding or disposing of ADSs or Class B Shares or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold ADSs or Class B Shares.

It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of the total combined voting power of our shares, persons liable for the alternative minimum tax, financial institutions, persons holding ADSs or Class B Shares as a hedge or hedged against currency risk, as a position in a "straddle" for tax purposes, as part of a "synthetic security" or other integrated investment comprised of a Class B Share or an ADS and one or more other investments, or U.S. Holders (as defined below) whose functional currency for U.S. federal tax purposes is other than the U.S. Dollar. This summary is limited to investors who hold ADSs or Class B Shares as capital assets (generally for investment purposes).

For purposes of the following discussion, "U.S. Holder" means a beneficial owner of ADSs or Class B Shares that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States; a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income taxation without regard to the source of its income; or a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or Class B Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of ADSs or Class B Shares that is a partnership and partners in such partnership should consult their own independent tax advisors.

A "non-U.S. Holder" is a holder of ADSs or Class B Shares who is a beneficial owner of such ADSs or Class B Shares but who is neither a U.S. Holder nor a partnership.

Distributions

U.S. Holders

To the extent paid out of our current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes ("earnings and profits"), distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate, for certain U.S. Holders as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs or Class B Shares and thereafter as capital gain.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received on ADSs or Class B Shares. U.S. holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Argentine income taxes. Dividends received with respect to the ADSs or Class B Shares will be treated as foreign source income, subject to various classifications and other limitations. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different "baskets," and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to ADSs and Class B Shares generally will constitute "passive category income" in most cases. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders should be aware that the IRS has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the discussion above regarding the credibility of Argentine withholding taxes on dividends could be affected by future actions taken by the IRS.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. non-corporate holders (including individuals) with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC." The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. The potential application of the PFIC rules to our operations is further discussed below.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or Class B Shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own independent tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

In the case of dividends made in Pesos, the amount includible in the income of a U.S. Holder as a dividend will be calculated with reference to the U.S. Dollar value of the Pesos at the spot rate in effect on the date of receipt by the Depositary, in the case of ADSs, or the U.S. Holders, in the case of the Class B Shares, regardless of whether the payment is in fact converted into U.S. Dollars on such date. A U.S. Holder will have a tax basis in such Pesos equal to the U.S. Dollar value included in gross income. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Pesos into U.S. Dollars will be U.S. source ordinary income or loss to such Holder. If dividends paid in Pesos are converted in U.S. dollars on the day the U.S. Holder or the Depositary, as the case may be, receives such dividends, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Pesos received by them or the Depositary are not converted into U.S. dollars on the date of receipt.

Non-U.S. Holders

Subject to the discussion of backup withholding below, a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as dividend income for U.S. federal income tax purposes, so long as such distributions are not effectively connected with the conduct of a U.S. trade or business by such non-U.S. Holder (or, if an applicable income tax treaty requires, are not attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder). A non-U.S. Holder generally will also not be subject to U.S. federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as capital gains for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale of ADSs or Class B Shares as discussed below.

Sale, Exchange or Other Taxable Disposition of ADSs or Class B Shares

Deposits and withdrawals of Class B Shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

U.S. Holders

In general, gain or loss realized by a U.S. Holder on the sale or other taxable disposition of ADSs or Class B Shares generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's adjusted tax basis in the ADSs or Class B Shares. Such capital gain or loss will be long-term capital gain or loss if, at the time of sale or other taxable disposition, the U.S. Holder held the ADSs or Class B Shares for more than one year. Capital gains of certain non-corporate U.S. Holders, including individuals, from the sale or other disposition of ADSs or Class B Shares held more than one year may be eligible for a reduced rate of taxation. The deductibility of a capital loss realized on the sale or other disposition of ADSs or Class B Shares is subject to limitations under the Code. U.S. Holders are advised to consult their own independent tax advisors about the capital gain and loss provisions that may be relevant to their particular circumstances. Any gain and loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of ADSs or Class B Shares generally will be treated as derived from U.S. sources for foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion of backup withholding below, a non-U.S. Holder of ADSs or Class B Shares will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other taxable disposition of ADSs or Class B Shares unless (i) such gain is effectively connected with a U.S. trade or business of such non-U.S. Holder (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder) or (ii) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (1) 75% or more of its gross income consists of some specified types of "passive" income, such as dividends, interest, rents and royalties, or (2) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%.

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently-ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

If we are or become a PFIC for any taxable year during which a U.S. Holder owns the ADSs or Class B Shares, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to ADSs or Class B Shares, as described below, any gain realized on a sale or other disposition of ADSs or Class B Shares and certain "excess distributions" (generally distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for ADSs or Class B Shares) would be treated as realized ratably over the U.S. Holder's holding period, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions traded under the PFIC rules as having been deferred by the U.S. Holder.

If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a "Subsidiary PFIC"), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that Subsidiary PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the Subsidiary PFIC or (2) the U.S. Holder disposes of all or part of its ADSs or Class B Shares.

A U.S. Holder of stock in a PFIC (but not a Subsidiary PFIC, as discussed below) may make a "mark-to-market" election, provided the PFIC stock is "marketable stock" as defined under applicable Treasury regulations (i.e. "regularly traded" on a "qualified exchange or other market"). Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Under applicable Treasury regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our stock will be treated as "marketable stock" for any taxable year.

If an effective mark-to-market election is made, an electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of` the fair market value of the PFIC stock as of the close of such taxable year and such holder's adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of such holder's adjusted tax basis in the PFIC stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election. A U.S. Holder's tax basis in the ADSs or Class B Shares would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its ADSs or Class B Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning, because such Subsidiary PFIC stock is not marketable. The mark-to-market election is made with respect to marketable stock in a PFIC on a stockholder-by stockholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

A U.S. Holder who owns ADSs or Class B Shares during any taxable year during which we are treated as a PFIC would be required to file IRS Form 8621, reporting any distributions received and gains realized with respect to each PFIC (including Subsidiary PFICs) in which the U.S. Holder holds a direct or indirect interest. If we are deemed to be a PFIC for a taxable year, dividends on ADSs and Class B Shares would not constitute "qualified dividend income" subject to preferential rates of U.S. federal income tax, as discussed above.

U.S. Holders should consult their own independent tax advisors regarding the potential application of the PFIC rules to their ownership of the ADSs or Class B Shares and the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

Information reporting requirements will apply to dividends in respect of the ADSs or Class B Shares or the proceeds received upon the sale, exchange or other disposition of the ADSs or Class B Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a backup withholding tax may apply to such amounts if the U.S. Holder or non-U.S. Holder fails to provide an accurate taxpayer identification number and/or comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder may be claimed as a credit against the U.S. federal income tax liability of such holder if such holder timely provides certain information to the IRS.

Dividends in respect of the ADSs or Class B Shares or the proceeds received upon the sale, exchange or other disposition of the ADSs or Class B Shares by a Non-U.S. Holder, generally are exempt from information reporting and backup withholding under current U.S. federal income tax law. However, a non-U.S. Holder may be required to provide certification under penalty of perjury to ensure the exemption (i.e., by providing an IRS Form W-8BEN).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder or non-U.S. Holder may be claimed as a credit against the United States federal income tax liability of such holder if such holder timely provides certain information to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

F. Dividends and Paying Agents

See Item 8: "Financial Information and Dividend Policy."

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

Foreign exchange exposure

We realize substantially all of our revenues in Argentina are in Pesos. Accordingly, our earnings are subject to exposure to adverse movements in currency exchange rates, primarily related to our U.S. Dollar-denominated debt and Euro-denominated debt.

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

In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps.1.00 to US$1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps.424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2007, 2006 and 2005, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps.736.8 million, Ps. 731.0 million and Ps. 1,577.7 million, respectively.

Our foreign exchange net gain (loss) during 2007, 2006 and 2005 were Ps. (31.9) millon, Ps. (45.1) million and Ps. 48.6 million, respectively.

The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2007 that may be sensitive to changes in interest rates and foreign exchange:

				Expected maturity Date
	2007	Interest Rate	Fair Value	Past Due	2008	2009	2010	2011	2012	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations US$
Series A	252	9.875%	Hold out debt due 2003	252
Interest payable	203			203
Current financial debt	455

Series 1 (4)	663,953	8%(1)	597,558	-	-	-	66,395	132,791	132,791	331,976
Series 2 Class A (5)	19,696	4%(2)	17,727	-	-	-	-	-	6,565	13,131
Present value discount	(45,175)
Non current financial debt	638,474
Total Negotiable Obligations US$	638,929

Negotiable Obligations Euros
Series B	3,858	7.375%	Hold out debt due 2002	3,858
Interest payable	1,496			1,496
Current financial debt	5,354

Series 2 Class B (5)	120,745	2.8%(3)	108,671	-	-	-	-	-	40,248	80,497
Present value discount	(28,221)
Non current financial debt	92,524
Total Negotiable Obligations Euros	97,878

Total Negotiable Obligations	736,807
Total current financial Debt	5,809
Total Non current financial debt	730,998

(1) Interest rates for this series are 8% for the years 2007-2010 and 9% subsequently.

(2) Interest rates for this series are 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

(3) Interest rates for this series are 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights.

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Receipts

Not Applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/2001 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Recent Amendments to Our By-Laws."

We are prohibited by the terms of our Series C Notes from paying dividends if we are in default of our obligations under such series of notes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The Company's internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of it's inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestatioin by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

Changes in Internal Control

There have been no changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2007, that have materially affected, or is reasonably likely to materially affect, internal controls over financial.

ITEM 16 [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Jorge Emilio Verruno, a member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert," as defined by the SEC.

See Item 6: "Directors, Senior Management and Employees-Audit Committee" and "Directors, Senior Management and Employees-Directors and Senior Management."

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina acted as our independent registered public accounting firm for the years 2007 and 2006. The table below sets forth the fees for services performed by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm for the years 2007 and 2006 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2007	2006
	(in Pesos)
Audit Fees	594,650	516,964
Audit-Related Fees	294,480	281,302
Tax Fees	86,500	60,000
Total	975,630	858,266

Audit Fees

Audit fees are fees agreed upon with Price Waterhouse & Co. S.R.L., for the years 2007 and 2006 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2007 and 2006 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.) and fees related to services rendered in connection with the restructuring of our financial debt and to internal control evaluations.

Tax Fees

Tax fees in 2007 and 2006 were related to services agreed-upon for tax compliance.

Our Board of Directors has established a policy of pre-approval of audit and permissible non-audit services that shall ensure that the engagement of external auditors preserves their capacity as independent professionals, which is inherent in the performance of their functions. In this respect, we acknowledge that good corporate governance principles, which stand as the basis of confidence of shareholders and other investors, include the maintenance of the independence of the accounting auditing firms.

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

Part III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-67.

ITEM 19. EXHIBITS

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

By: /s/ Andrés Cordero
Name: Andrés Cordero
Title: Chief Executive Officer

Date: June 26, 2008

METROGAS S.A.

            Ps.: Argentine pesos

            US$: U. S. dollars

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            To the Board of Directors and Shareholders of

            MetroGAS S.A.

            We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2007 and 2006, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            As discussed in Note 3.4. to the financial statements, in order to comply with regulations of the Comisión Nacional de Valores ("CNV"), the Company discontinued inflation accounting as from March 1, 2003. The application of these regulations represent a departure from accounting principles generally accepted in Argentina, which requires inflation accounting be discontinued as from October 1, 2003. The effect of this departure is no longer material to the consolidated financial statements as of December 31, 2007 and 2006, and for each of the two years then ended.

            In our opinion, except for the effects on the 2005 consolidated financial statements for not adjusting for the effects of inflation as described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Argentina.

            Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements. As described in Note 17, the effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for 2006 and 2005 under U.S. GAAP.

PRICE WATERHOUSE & CO. S.R.L.

            Carlos N. Martinez (Partner)

            Buenos Aires, Argentina

            March 6, 2008 (except with respect to the

            matters discussed in Note 17 to 20 to the

            consolidated financial statements, as to which the date is June 24, 2008)

            METROGAS S.A.

            CONSOLIDATED BALANCE SHEETS

            AS OF DECEMBER 31, 2007 AND 2006

            (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	28,997	52,349
Investments (Note 5 b))	319	20,284
Trade receivables, net (Note 5 c))	148,924	131,271
Other receivables (Note 5 d))	18,169	28,685
Inventories, net (Note 5 e))	3,230	2,923
Total current assets	199,639	235,512

NON - CURRENT ASSETS
Other receivables (Note 5 f))	154,069	122,925
Fixed assets, net (Note 5 g))	1,653,273	1,674,400
Total non - current assets	1,807,342	1,797,325
Total assets	2,006,981	2,032,837

LIABILITIES
CURRENT LIABILITIES
Debts
Accounts payable (Note 5 h))	134,737	163,729
Financial debt (Note 5 i))	5,809	20,291
Payroll and social security payable	13,493	11,537
Taxes payable (Note 5 j))	35,288	37,469
Other liabilities	7,431	4,333
Provisions (Note 21 d))	50,385	70,722
Total current liabilities	247,143	308,081

NON - CURRENT LIABILITIES
Accounts payable (Note 7))	8,289	16,578
Financial debt (Note 5 k))	730,998	710,686
Taxes payable	30,255	23,329
Total non - current liabilities	769,542	750,593
Total liabilities	1,016,685	1,058,674
MINORITY INTEREST	804	458
SHAREHOLDERS' EQUITY (as per related statement)	989,492	973,705
Total	2,006,981	2,032,837

            The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

            METROGAS S.A.

            CONSOLIDATED STATEMENTS OF INCOME

            FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

            (In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2007	2006	2005

Sales (Note 5 l))	955,853	873,893	891,992
Operating cost (Note 21 c))	(671,782)	(625,583)	(699,354)
Gross profit	284,071	248,310	192,638

Administrative expenses (Note 21 b))	(81,918)	(62,470)	(56,043)
Selling expenses (Note 21 b))	(79,429)	(73,579)	(53,531)
Operating income	122,724	112,261	83,064

Financing and holding results generated by assets
Holding results	454	671	(548)
Result on present-valuing long term other receivables	(12,166)	-	-
Interest on commercial operations	6,003	4,292	4,868
Interest on financial operations	2,938	8,969	11,086
Exchange gain	117	13,783	8,328

Financing and holding results generated by liabilities
Holding results	1,193	(3,714)	(9,622)
Interest on commercial operations	(101)	(211)	(851)
Interest on financial operations	(58,168)	(82,748)	(108,519)
Gain on debt restructuring	-	388,748	-
Result on present-valuing long term financial debt	(15,866)	83,567	-
Exchange (loss) gain on commercial operations	(361)	11	-
Exchange (loss) gain on financial operations	(31,696)	(58,942)	40,260
Others	(6,649)	(22,144)	(1,686)

Other income, net	3,157	1,398	2,979
Minority interest	(346)	(365)	(81)
Income before income tax	11,233	445,576	29,278
Income tax (Note 3.6.i)	4,554	(153,023)	(867)
Net income for the year	15,787	292,553	28,411

Income per share (Notes 3.7 and 19 b))	0.03	0.51	0.05

Income per ADS (Notes 3.7 and 19 b))	0.28	5.14	0.50

            The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

            METROGAS S.A.

            CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

            (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2007	2006	2005
Cash flows from operating activities
Net income for the year	15,787	292,553	28,411
Financial debt interest expense accrued during the year	58,168	82,748	108,519
Income tax accrued during the year	(4,554)	153,023	867

Adjustments to reconcile net income to cash flows provided by operating activities
Minority interest	346	365	81
Depreciation of fixed assets	71,800	71,885	90,500
Net book value of fixed assets written off	983	4,781	11,398
Allowance for doubtful accounts	2,285	2,165	(11,248)
Allowance for inventory obsolescence	725	10	441
Allowance for disposal of fixed assets	11,280	3,807	-
Contingencies reserve	11,397	7,950	6,018
Materials consumed	1,732	2,062	1,820
Holding results generated by liabilities	(1,193)	3,714	9,622
Exchange (gain) loss	31,696	58,942	(40,260)
Gain on debt restructuring	-	(388,748)	-
Result on present-valuing long term financial debt	15,866	(83,567)	-
Result on present-valuing long term other receivables	12,166	-	-

Changes in assets and liabilities
Trade receivables	(19,938)	(4,131)	(68,105)
Other receivables	(18,927)	(26,342)	(69,096)
Inventories	(2,756)	(2,544)	(1,851)
Accounts payable	(37,281)	13,528	103,600
Payroll and social security payable	1,956	2,195	1,593
Taxes payable	(24,895)	4,031	44,898
Other liabilities	2,277	126	(3,044)
Interest payable and other	-	(19,008)	(3,416)
Contingencies	(3,690)	(10)	-
Minimum presumed income tax paid during the year	(6,896)	(9,298)	(11,403)
Net cash provided by operating activities	118,334	170,237	199,345

Cash flows used in investing activities
Increase in fixed assets	(62,944)	(48,915)	(44,565)
Net cash used in investing activities	(62,944)	(48,915)	(44,565)

Cash flows (used in) provided by financing activities
Cash contributions by minority shareholders	-	-	10
Payment of loans	(36,158)	(432,954)	-
Interest paid	(62,549)	(139,665)	-
Net cash (used in) provided by financing activities	(98,707)	(572,619)	10

Increase (decrease) in cash and cash equivalents	(43,317)	(451,297)	154,790
Cash and cash equivalents at the beginning of the year	72,633	523,930	369,140
Cash and cash equivalents at the end of the year	29,316	72,633	523,930

            The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

            METROGAS S.A.

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

            (In thousands of Argentine Pesos unless otherwise indicated)

	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2004	569,171	684,769	45,376	(646,575)	652,741

Net income for the year	-	-	-	28,411	28,411

Balance as of December 31, 2005	569,171	684,769	45,376	(618,164)	681,152

Net income for the year	-	-	-	292,553	292,553

Balance as of December 31, 2006	569,171	684,769	45,376	(325,611)	973,705

Net income for the year	-	-	-	15,787	15,787

Balance as of December 31, 2007	569,171	684,769	45,376	(309,824)	989,492

            The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

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

            As further described in Note 2, Note 9 an Note 15, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

            NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS

            2.1 General Considerations

            Since December 2001 the Argentine Government has adopted a number of measures in order to cope with the crisis that hit the country which resulted in a deep change in the economic model effective so far.

            The most important measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

            2.2. License renegotiation process

            As part of the mentioned measures, on January 9, 2002, Law No. 25,561, the Public Emergency Law ("Emergency Law") was enacted and subsequently amended by other laws, decrees and regulations. These rules resulted for MetroGAS in a substantial change in terms of the License and its relation with the Argentine Government, modifying the program of tariffs reviews accorded in the Law No. 24.076 (or "Gas Act") and its complementary regulations.

            NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

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

            The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the gas distributors for claims resulting from the Emergency Law. As from August 1, 2007, when Resolution No. 599/2007 became effective, this suspension is considered a final waiver.

            2.4. Financial debt restructuring process

            Due to these significant adverse changes occurred in Argentina ending year 2001, on March 25, 2002 MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness.

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

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

            The Company's significant accounting policies are as follows:

            3.1. Generally accepted accounting principles

            The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in Note 3.4.), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or "CNV").

            The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006.

            The most significant changes included in the accounting standards adopted by the CNV relates to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

            Modifications introduced by these accounting standards have not generated effects on the financial statements of the Company.

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

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2007	2006	2005
MetroENERGIA S.A. (i)	95%	95%	95%

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

            3.3. Use of estimates

            The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

            3.4. Presentation of consolidated financial statements in constant Argentine pesos

            The consolidated financial statements have been prepared in constant Argentine pesos, recognising the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its consolidated financial statements until December 31, 2001.

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

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003.

            If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognised inflation effect on net income and shareholders' equity for the fiscal year ended December 31, 2005 would be significant, as follows: (i) assets as of December 31, 2005 would have decreased by Ps. 34.6 million (ii) shareholders' equity as of December 31, 2005 would have decreased by Ps. 34.6 million. The non-recognised inflation effect on net income and shareholders' equity for the fiscal years ended December 31, 2007 and 2006 would not be significant.

            The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index ("WPI") published by the INDEC, as follows:

            -Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

            -Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

            -Monetary gains or losses are recognised in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within "Net financial expense".

            Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

            3.5. Reclassifications

            Certain reclassifications of prior year information have been made to conform to the current year presentation.

            3.6. Significant accounting policies

            The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

            a) Cash and banks

            Cash and cash in banks were recorded at face value.

            b) Foreign currency assets and liabilities

            Foreign currency assets and liabilities were valued at exchange rates at year-end.

            c) Short-term investments

            Mutual funds and government bonds were valued at market value at year-end.

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            Saving accounts deposits and time deposits were valued at face value plus accrued interest at year-end.

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

            e) Financial debt

            Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognised. Argentine GAAP clarifies that from a debtor's perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognised. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. Additional information is given in Note 10.

            Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at face value plus accrued interest at year-end.

            f) Other receivables and payables

            Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

            Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had the present value been applied. Present value establishes that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            The value registered in Other receivables does not exceed its respective recoverable value.

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

            As part of the cost of certain construction projects, the Company capitalizes certain overhead costs, related to payroll and payroll-related items clearly associated with services such as planning, execution and supervision activities of such projects.

            The Company allocates overhead costs on the basis of time spent and hence benefit realized. Under this method, the Company does not capitalize as overhead costs other than payroll and payroll-related items associated with these projects. MetroGAS considers appropriate to capitalize these costs only when it can be demonstrated that the incurred cost benefited the construction project and that the allocation basis is logical and reasonable in the circumstances.

            The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2007 and 2006 amounted to Ps. 2,276 thousand and to Ps. 3,139 thousand respectively.

            Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives.

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            Gas in pipelines is valued at acquisition cost restated for inflation as mentioned in Note 3.4.

            The recorded value of fixed assets as a whole does not exceed its fair value at year-end.

            Based on the way MetroGAS operate our entire business, the manner in which assets are used and how assets generate cash flows, the Company consider that we have only one independent identifiable cash flow generating group of assets, and therefore, the Company tested the group of assets for impairment as a whole.

            i) Income tax

            As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented were computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries. The Company records income taxes using the method required by Technical Resolution No. 17 ("RT 17"). Accordingly, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

            The following table shows changes and breakdown of deferred tax assets and liabilities:

            Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
Balances as of December 31, 2006	151,040	11,725	15,439	5,124	202	(151,040)	32,490
Movements of the year	(121,183)	2,042	1,862	4,419	(22)	121,183	8,301
Balances as of December 31, 2007	29,857	13,767	17,301	9,543	180	(29,857)	40,791

            Deferred liabilities
	Fixed assets	Financial debt	Other	Total
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)
Movements of the year	1,377	3,666	219	5,262
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)

            Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 29,857 and Ps. 151,040 at the end and the beginning of the year, respectively. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

            The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2007, a valuation allowance for an amount of Ps. 29,857 has been provided for deferred tax assets.

            Income tax expense (benefit) for the years ended December 31, 2007, 2006 and 2005 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:

	December 31,
	2007	2006	2005
Income tax expense on pre-tax income	3,931	155,952	10,247
Permanent differences
Restatement into constant currency	15,933	15,266	18,035
Non deductible expenses and non- taxable income	326	605	(1,043)
Expiration of taxloss carry forward	96,439	-	-
Valuation allowance on deferred income tax assets	(121,183)	(18,800)	(26,372)
Total income tax (credit) charged in results	(4,554)	153,023	867

            Below is the reconciliation between income tax expense and the income tax determined for fiscal purposes:

	December 31,
	2007	2006	2005
Income tax determined for fiscal purpose	33,753	140,716	12,522
Temporary differences	(13,563)	31,107	14,717
Expiration of taxloss carry forward	96,439
Valuation allowance on deferred income tax assets	(121,183)	(18,800)	(26,372)
Total income tax (credit) charged to results	(4,554)	153,023	867

            As indicated in Note 3.1., the new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognised in this item, its value would amount to Ps. 291 million, Ps. 307 million and Ps. 322 million

            NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

            at nominal values, December 31, 2007, 2006 and 2005, respectively. The differences of Ps. 16 million and Ps. 15 million would have impacted in the result of the years 2007 and 2006, respectively.

                j) Minimum presumed income tax

                The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company's tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years. The Company has determined an additional charge for the year ended December 31, 2007 for the tax on minimum presumed income of Ps. 10,595, which, together with the previous year charges, was deferred as "Other non-current receivables". These charges have been estimated as recoverable based on the Company's tax projections and the 10-year legal expiration term for use of the credit.

                k) Severance payments

                Severance payments made to employees are expensed as incurred.

                l) Balances with related parties

Balances with related parties mainly generated by operations and other services were valued based on conditions agreed between the parties.

m) Contingency provision

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

n) Revenue recognition

Gas distribution revenues are recognised as gas is delivered, and include amounts for services rendered but not yet billed at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

o) Impairment of long-lived assets

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year, the Company evaluate the carrying value of its long-lived assets for impairment.

The carrying value of a long-lived asset is considered impaired when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss was recognised based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate. In determining expected cash flows, assets are grouped at the lowest level for which cash flows are identifiable and largely independent of cash flows of other asset groups.

As discussed in Note 9.4 to the financial statements, after the unbundling, the Company performs its business through two separate legal entities, i.e. MetroGAS and MetroENERGIA. MetroGAS distributes and transports natural gas and also sells natural gas to certain customers, primarily residential customers. Due to regulatory constraints, MetroGAS was precluded from selling natural gas to certain large customers. Accordingly, MetroGAS formed MetroENERGIA to continue selling gas to these customers. However, the transportation and distribution of gas to these specific customers served by MetroENERGIA is performed by either MetroGAS (if these customers are within the service area of MetroGAS) or other distributor, as applicable. Therefore, MetroGAS and MetroENERGIA use the same group of assets to perform their businesses.

Based on the way MetroGAS operates its entire business, the manner in which assets are used and how assets generate cash flows, the Company considers that has only one independent identifiable cash flow generating group of assets, and therefore, it tested the group of assets for impairment as a whole.

Fair market value is determined primarily using projected cash flows discounted at a rate commensurate with the risk involved.

As of December 31, 2007, no impairment losses have been recognised as the discounted cash flows was higher than the carrying amount of fixed assets.

3.7. Income per share and per ADS

Income per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2007, 2006 and 2005. Each ADS represents ten Class "B" shares.

3.8. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

	December 31,
	2007
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
	Thousands of Ps.
Sales	788,559	169,314	(2,020)	955,853
Operating income	93,675	26,675	2,374	122,724
Equity in incomes of controlled company	15,270	-	(15,270)	-
Income before tax	2,741	24,255	(15,763)	11,233
Income tax	13,046	(8,492)		4,554
Net income	15,787	15,763	(15,763)	15,787
Total assets	1,969,307	54,687	(17,013)	2,006,981
Total liabilities	979,815	38,613	(1,743)	1,016,685
Increase in fixed assets	62,944	-	-	62,944
Depreciation of fixed assets	71,800	-	-	71,800

Other significant items in Statement of Cash Flow generating cash movements

Allowance for fixed assets	11,280	-	-	11,280
Provision for contingencies	11,397	-	-	11,397
Exchange differences on financial operations	31,696	-	-	31,696
Result on present-valuing long term financial debt result	15,866	-	-	15,866
Result on present-valuing long term other receivables	12,166	-	-	12,166

	December 31,
	2006
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
	Thousands of Ps.
Sales	747,050	139,183	(12,340)	873,893
Operating income	94,711	15,308	2,242	112,261
Equity in incomes of controlled company	8,700	-	(8,700)	-
Income before tax	441,640	11,253	(7,317)	445,576
Income tax	(149,087)	(3,936)	-	(153,023)
Net income	292,553	7,317	(7,317)	292,553
Total assets	1,962,155	80,203	(9,521)	2,032,837
Total liabilities	988,450	71,045	(821)	1,058,674
Increase in fixed assets	48,915	-	-	48,915
Depreciation of fixed assets	71,885	-	-	71,885

Other significant items in Statement of Cash Flow generating cash movements

Allowance for fixed assets	3,807	-	-	3,807
Provision for contingencies	7,950	-	-	7,950
Exchange differences on financial operations	58,942	-	-	58,942
Result on present-valuing long term financial debt result	(388,748)	-	-	(388,748)
Result on present-valuing long term other receivables	(83,567)	-	-	(83,567)

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2007, 2006 and 2005, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating companies are as follows:
	December 31,
	2007	2006
Electric Power Generating Companies	14,888	48,260

The approximate percentages of net sales derived from Electric Power Generating Companies for the years ended December 31, 2007, 2006 and 2005 were 16.3%, 14.3% and 18.9% respectively.

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

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2007	2006
Assets
Current assets
a) Cash and banks
Cash	517	446
Banks	24,622	37,025
Collections to be deposited	3,858	14,878
	28,997	52,349
b) Investments
Savings account deposits	7	16
Mutual funds	283	10,152
Government securities	29	35
Time deposits	-	10,081
	319	20,284
c) Trade receivables, net
Trade accounts receivable	136,375	96,938
Unbilled revenues	15,666	10,102
Receivables from sales on behalf third parties	16,631	46,322
Tax on banking transactions to be recovered	7,396	5,337
Allowance for tax on banking transactions to be recovered ((Note 21 d))	(1,435)	(1,435)
Change in gross revenue tax for the Province of Buenos Aires	1,481	1,481
Allowance Variation of turnover tax ((Note 21 d))	(1,481)	(1,481)
Related parties (Note 7)	1,144	65
PURE (i)	(6,494)	(1,555)
Allowance for doubtful accounts (Note 21 d))	(20,359)	(24,503)
	148,924	131,271

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

d) Other receivables
Legal guarantee deposits	8,835	21,821
Other advances	4,739	2,533
Insurance and other prepaid expenses	1,101	1,741
Other receivables	758	1,655
Tax receivables	2,736	882
Related parties (Note 7))	-	53
	18,169	28,685
e) Inventories, net
Warehouse materials	4,850	3,826
Allowance for inventory obsolescence (Note 21 d))	(1,620)	(903)
	3,230	2,923
Non-current assets
f) Other receivables
Net deferred income tax assets (liabilities) (Note 3.6.i)	6,667	(6,896)
Receivables for minimum presumed income tax (Note 3.6.j)	65,122	54,527
	71,789	47,631
Levy for study, revision and inspection of works in public space to be passed through (GCABA) (Note 16.4.1)	36,595	28,044
Levy for occupancy of public space to be passed through (GCABA) (Note 16.4.2)	46,799	40,380
Levy for occupancy of public space to be passed through (Esteban Echeverria) (Note 16.4.2)	6,202	5,663
Levy for occupancy of public space to be passed through (Almirante Brown) (Note 16.4.2)	3,282	-
Levy for occupancy of public space to be passed through (Ezeiza) (Note 16.4.2)	829	-
Others	1,012	1,207
Others (Fair Value Discount)	(12,439)	-
	154,069	122,925
g) Fixed assets, net
Original value	2,654,322	2,609,071
Accumulated depreciation	(1,001,049)	(934,671)
	1,653,273	1,674,400

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:

		December 31, 2007			December 31, 2006
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,564	21,484	54,080	75,564	19,996	55,568
High pressure mains	2.22% to 10%	269,887	155,914	113,973	268,847	146,485	122,362
Medium and low pressure mains	1.19% to 10%	1,562,839	444,312	1,118,527	1,502,522	411,182	1,091,340
Pressure regulating stations	4% to 12.5%	58,682	32,260	26,422	57,774	30,694	27,080
Consumption measurement installations	2.85% to 5%	330,559	114,860	215,699	327,814	103,684	224,130
Other technical installations	6.67%	46,930	35,735	11,195	46,930	32,822	14,108
Machinery, equipment and tools	6.67% to 20%	26,631	24,913	1,718	26,334	24,309	2,025
Computer and telecommunications equipment	5% to 50%	153,389	146,662	6,727	152,681	141,875	10,806
Vehicles	10% to 20%	9,695	9,033	662	9,682	8,781	901
Furniture and fixtures	10% to 20%	5,456	5,422	34	5,456	5,410	46
Materials	-	7,132	-	7,132	6,130	-	6,130
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	46,681	-	46,681	64,814	-	64,814
Advances to fixed assets suppliers	-	112	-	112	-	-	-
Distribution network extensions constructed by third parties	1.82% to 2.38%	57,555	10,748	46,807	55,736	9,641	46,095
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(4,175)	(294)	(3,881)	(3,427)	(208)	(3,219)
Allowance for obsolescence of materials (Note 21 d))	-	(582)	-	(582)	(1,744)	-	(1,744)
Allowance for disposal of fixed assets (Note 21 d))	-	(9,748)	-	(9,748)	(3,757)	-	(3,757)
		2,654,322	1,001,049	1,653,273	2,609,071	934,671	1,674,400

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2007	2006

Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	46,850	50,411
Other purchases and services	39,861	26,784
Related parties (Note 7))	26,268	27,872
Payables from sales on behalf third parties	16,098	36,865
PURE (i)	5,660	15,075
Transportation Trust Fund (ii)	-	6,722
	134,737	163,729

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

(ii) Collected amounts related to Transportation Trust Fund which are pending deposit in the abovementioned trust.

i) Financial debt
Negotiable bonds (face value) (Note 21 a))	4,110	14,795
Interest and other expenses payable to foreign financial institutions (Note 21 a))	1,699 1,699	5,496
	5,809	20,291

j) Taxes payable
Value added tax	4,687	11,733
Levy for occupancy of public space (GCABA)	6,228	8,251
Levy for occupancy of public space (Ezeiza)	229	-
Levy for study, revision and inspection of works in public space (GCABA)	4,569	-
CNG tax	4,678	5,962
Income tax	8,415	4,296
Gross revenue tax	2,948	3,639
Provincial and municipal taxes	2,027	1,823
Hidro infrastructure tax	1,023	1,279
Other taxes	484	486
	35,288	37,469

Non-current liabilities
k) Financial debt (Note 10)
Negotiable bonds (face value) (Note 21 a))	804,394	794,557
Negotiable bonds (fair value discount)	(73,396)	(83,871)
	730,998	710,686

Statement of Income	December 31,
	2007	2006	2005
l) Sales
MetroGAS's gas sales	517,307	488,928	726,327
MetroENERGíA's sales on own behalf	161,843	130,802	21,492
MetroGAS's transportation and distribution services	185,953	177,597	95,553
MetroGAS's other sales	53,398	29,425	27,251
MetroGAS's processed natural gas sales	29,881	38,760	20,034
MetroENERGíA's selling commission	7,471	8,381	1,335
	955,853	873,893	891,992

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2007	2006
6.1. Investments
- Becoming due
less than 3 months	36	20,176
- Without due date	283	108
Total	319	20,284

6.2. Receivables
- Past due
less than 3 months	26,126	15,713
from 3 to 6 months	10,365	4,401
from 6 to 9 months	3,733	2,387
from 9 to 12 months	229	752
from 1 to 2 years	6,908	5,194
more than 2 years	13,662	18,760
Sub-total	61,023	47,207
- Without due date	9,931	22,884

- Becoming due
less than 3 months	108,138	108,447
from 3 to 6 months	4,511	3,098
from 6 to 9 months	2,087	1,587
from 9 to 12 months	1,762	1,236
from 1 to 2 years	17,241	9,994
more than 2 years	136,828	112,931
Sub-total	270,567	237,293
Allowance for doubtful accounts	(20,359)	(24,503)
Total	321,162	282,881

6.3. Payables
- Past due
less than 3 months	9,911	1,291
from 3 to 6 months	2,699	117
from 6 to 9 months	23	483
from 9 to 12 months	283	-
from 1 to 2 years	27	3,996
more than 2 years	9,040	23,630
Sub-total	21,983	29,517
- Without due date	4,325	2,538

- Becoming due
less than 3 months	134,769	186,621
from 3 to 6 months	13,980	4,924
from 6 to 9 months	11,543	9,205
from 9 to 12 months	10,158	4,554
from 1 to 2 years	21,842	14,516
more than 2 years	747,700	736,077
Sub-total	939,992	955,897
Total	966,300	987,952

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2007 and 2006 investments include "BODEN" bearing interest at an annual rate of 4.00% and 1.06% respectively, fixed-term deposits bearing interest at an annual rate of 9.50% as of December 31, 2006 and mutual funds with an average annual yield of 6.73% as of December 31, 2006 and 9.29% as of December 31, 2007. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognises this income at the time of actual collection.

Payables do not accrue interest, except for the financial debt, which is detailed in Note 10 and taxes payable in relation to the occupancy of public space levy and study, revision and inspection of work in public spaces levy payment facilitation plans.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2007, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

During the years ended December 31, 2007, 2006 and 2005, MetroGAS entered into certain transactions with Astra Evangelista S.A., as mentioned below, who is indirectly related to YPF.

Under the Law No. 24,076 (the "Gas Act" and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2007, 2006 and 2005, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Significant transactions with related parties are as follows:

	December 31,
	2007	2006	2005

Gas sales	1,372	1,920	2,727
Commissions for sales on behalf third parties	1,442	883	-
Gas purchases	64,031	51,638	98,853
Fees for professional services	1,744	1,601	1,765
Technical operator's fees	10,201	7,737	5,056
Fees for other services	-	-	604

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2007 and 2006 from transactions with related parties are as follows:

NOTE 8 - RESTRICTED ASSETS

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

As indicated in Note 2, the above mentioned provisions have been and/or may be modified. It is not possible to assess the impact of any such modifications.

NOTE 9 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Decree No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

As indicated in Note 2, the above mentioned provisions have been and/or may be modified. It is not possible to assess the impact of any such modifications.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would have been recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Decree No. 669/00 was issued by the Government, confirming the terms of this agreement.

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

As a result of the measures adopted as mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

9.3. Tariff renegotiation

On February 12, 2002, the Government issued Decree No. 293/02, which entrusted the EM with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Decree No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

A temporary tariff increase established by the PEN through Decree No. 2,437/02 and No. 146/03 was not even implemented due to different legal proceedings.

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and 2004, 2005 and 2006 went by without being possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2008. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

During 2007, several draft copies with proposals were exchanged with the UNIREN in order to reach an agreement, but unfortunately, up to this date, it has not been possible to reach the necessary consensus that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

As of the date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned rules will have on the Company's operations and results.

9.4. Changes in Regulation

In mid-February 2004 the Executive Power issued two Decrees which provisions have influence on the Company's operating activities and its economic and financial performance. Decree No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Decree No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned Decrees. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during that same period) equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the same period) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (afterwards extended up to April 1, 2006 through Resolution No. 275/06 ).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the Electronic Gas Market ("EGM").

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the ES issued Resolution No. 275/06, which modified Resolution No.2,020/05 and stipulated a mechanism for assigning natural gas to CNG stations. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of gas distribution service companies to represent CNG stations during the different sale processes when assigning natural gas to CNG stations, just for the first time that the procedure established for CNG purchase in the EGM is realized. This last obligation on the part of distribution companies was afterwards extended over the different sale processes carried out within the mentioned assignation mechanism.

Moreover, on March 14, 2006 the National Government signed an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006 which is going to be bimonthly reviewed and in effect as long as there is no increase on operative and/or salary costs.  The said agreement was afterwards extended up to December 31, 2007.

During March, June and September 2006 and May 2007, auctions were carried out within the EGM so that CNG stations purchase natural gas from producers and according to volumes assigned by the EGM.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

Moreover, regarding the so called "trust charges" that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, EP Decree No 180/2004 and No. 1,216/2006, MPFIPyS Resolutions (by the Ministry of Federal Planning of Public Investment and Services) No.185/2004, No.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

2,008/2006 and No. 409/2007, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases of MetroGAS'

customers that being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until a solution is found. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice and collect such charges. MetroGAS has been complying with this measure up to this date.

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2007 and 2006:
	December 31,
	2007			2006
	Ps.	Interest Rate	Maturity	Ps.	Interest Rate	Maturity
Negotiable Obligations
Series A	252	9,875%	04/01/2003	2,431	9.875%	04/01/2003
Series B	3,858	7,375%	09/27/2002	12,364	7.375%	09/27/2002
Interest payable	1,699			5,496	-
Current financial debt	5,809			20,291

Series 1	663,953	8% (1)	12/31/2014 (4)	670,105	8% (1)	12/31/2014 (4)
Series 2 Class A	19,696	4% (2)	12/31/2014 (5)	19,151	3% (2)	12/31/2014 (5)
Series 2 Class B	120,745	2.8% (3)	12/31/2014 (5)	105,301	1.8% (3)	12/31/2014 (5)
Present value discount	(73,396)			(83,871)	-
Non current financial debt	730,998			710,686
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

NOTE 10 - FINANCIAL DEBT (Contd.)

Details regarding the amount of interest and the effect of the capitalized interest for the year ended December 31, 2007, 2006 and 2005 are as follows:
	December 31,
	2007	2006	2005
- Nominal financial cost	58,168	82,748	110,055
- Capitalized interest (Note 21 b))	-	-	(1,536)
Total interest charged to income	58,168	82,748	108,519

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

Under the Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii). Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

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

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due December 31, 2014, pays principal amount in biannual installments as from June 2010, and accrues interest at 8%, from the first to the sixth year, and 9% afterwards.

  NOTE 10 - FINANCIAL DEBT (Contd.)

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due December 31, 2014, pays principal amount in biannual installments as from June 2012, and accrues interest at rates ranging from 3% to 8% as from the eighth year.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued Series 1 Notes amounting to US$ 236,285.6 in principal amount, Series 2 Notes Class A amounting to US$ 6,254.8 in principal amount and Series 2 Class B amounting to Euros 26,070.5 in principal amount. Additionally the Company made payments amounting to US$ 105,608.4, for cash options received along with US$ 19,090.5 and Euros 469.3 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

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

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Futhermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  NOTE 10 - FINANCIAL DEBT (Contd.)

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

Pursuant to the the Excess Cash Redemtion Provision mentioned on the first bullet, the Company calculated the respective amount for the periods begun on April 1st and finished on September 30, 2007 and 2006. No excess cash was computed as a result.

As of December 31, 2007, the Company carried out market purchases amounting to acumulative principal amount of the Series 1 Notes of US$ 25.4 million, US$ 8.0 million of which correspond to the year ended on December 31, 2007.

NOTE 11 - COMMON STOCK

As of December 31, 2007, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

NOTE 11 - COMMON STOCK (Contd.)

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

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, common

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

stock of the said company representing 30% of its common stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' common stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval of the ENARGAS and of the Secretary of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia "CNDC").

Through Resolution No. 1/097 from September 14, 2007, the ENARGAS approved the transference of shares. The Company is awaiting the resolution by the CNDC and the subsequent approval by the Secretariat of Interior Commerce to make such transaction.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN ("PPP")

At the inception of the Company, the owner of Class C shares was the National Government. However, Decree No. 1,189/92 of the National Government, which provided for the creation of the Company, established that 10% of the common stock represented by Class "C" shares was to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Decree No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

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

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in the Provinces of Tierra del Fuego, Neuquén and Santa Cruz, Argentina.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was homologated the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

Based on these renegotiations, the gas supply contracted as of December 31, 2007 is the following:

Daily average volumes for the years

	2008	2009	2010

MMCM/d (1)	0.9	0.5	0.4
MMCF/d (2)	33.1	16.5	13.2

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

According to these long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay undertake-or-pay contracts are detailed below:

Daily average volumes for the years

	2008	2009	2010

MMCM/d (1)	0.8	0.4	0.3
MMCF/d (2)	29.8	14.8	11.9
Amounts committed/year (3)	13.1	6.5	5.2

(1) Million cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the Energy Secretariat Resolution No 599/07.

(2) Million cubic feet per day

(3) Million pesos. We have considered prices established in the last tariff chart approved by the ENARGAS applicable since July 2005 and effective as of December 31, 2007.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2007.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2007.

The estimated annual valuation of firm transportation under these contracts is, as follows:

Years	Annual contract amounts (Thousand of Ps.)
2008	194.64
2009	188.97
2010	188.97
2011	188.97
2012	188.97
2013/21	294.74

15.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2007, the Company renewed the contract with one power plant, stablishing that the fine to be paid cannot surpass 30% of the invoicing amount and the remaining will be compensated in additional service days split in two equal parts during the following years.

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3.0 or 7% of the amount obtained after subtracting US$ 3.0 from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

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

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360, adjusted by CER or, 7% of Company net profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. These settlements have been paid since this year. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Note 21 b). Transactions and balances with BG International Limited derived from this contract are described in Note 7.

Due to the fact that during last year the financial debt restructuring has been achieved, as of December 31, 2007 the fee on profits has been accrued since it is over Ps. 3,000.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Gross revenue tax

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

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

However, on October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

16.2. Stamp tax

16.2.1 Stamp Tax - Provinces of Neuquén and Rio Negro

Due to several claims from the tax authorities against MetroGAS for the collection of the stamp tax on contracts for offers with tacit acceptance, MetroGAS, the other distributors, producers and transportation companies, which had received similar claims, have filed a declaratory action with the CSJN.

On April 15, 2004, the CSJN issued three judicial decisions establishing that agreements for consideration executed through offer letters with acceptance by performance are not levied by Stamp Tax given the lack of existence of the taxable event for taxation purposes. Consequently and following said jurisprudence, all similar legal actions brought to the decision of the CSJN, including MetroGAS' ones, were declared abstract. In a further instance and within the frame of the two legal actions within which MetroGAS was a party, the CSJN judicially terminated this matter declaring that each party should borne with the procedural costs and expenses incurred by them.

16.2.2 Stamp Tax - Province of Buenos Aires

On October 12, 2006 MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

On November 3, 2006 MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110,5 plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which a the date hereof remains unsolved.

On May 18, 2007 MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, which claims the payment of an alleged tax liability assessed as of November 30, 2006 amounting to Ps. 236.

Pursuant to the aforementioned, MetroGAS recorded a provision of Ps. 354 to cover this contingency.

16.3. Income tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 and Ps. 1,585, respectively.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

  Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.
  Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court. Likewise, In adittion to this, AFIP levied attachments on some of the company's fixed assets. As of December 31, 2007, the book value amounted to Ps. 16,6 million.

Subsequently, on December 3, 2002, Decree No. 2,442/02, applicable to periods after 2002, ruled about enabling bad debt deductions. Deduction of not very significant defaulted payments should meet the following requirements: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP.

On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,5 And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which the Court accepted as an indicator of the impossibility to collect the removal of gas meters from overdue customers and rejected the argument of disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an "excusable mistake", as defined by the law, the Prosecuting Court removed the fine applied to MetroGAS. AFIP desisted the appeallation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers, which owed MetroGAS less than Ps. 1.

The Prosecuting Court ordered AFIP, carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established. On August 8, 2007 the D.G.I. notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,5, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the abovementioned General Instruction.

Up to the date of these financial statements, the Prosecuting Court did not issue any decision in this regard. Once the reassessment becomes definitive, the parties may appeal before the Chamber of Appeals within the term set forth to such effect. Pursuant to the abovementioned and once the final reassessment carried out by the D.G.I becomes definitive, the Company will appeal against the Court of Appeals, for which it will have to pay the claimed taxes and then, provided a favourable judicial decision is issued, request the reimbursement of the paid amount. Consequently, to cover this

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

contingency, the Company registered a provision for an estimated amount of Ps. 5,882 until the definitive reassessment will be issued by the DGI.

16.4. Levy for study, revision and inspection of works in public spaces, and occupancy of public space

16.4.1 Levy for study, revision and inspection of works in public spaces

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a levy for study, revision and inspection of works in public spaces applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the levy for study, revision and inspection of works in public spaces, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the levy for occupancy of public space, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the levy for study, revision and inspection of works in public spaces. MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

During 2007, the GCBA and MetroGAS have executed an agreement to formalize MetroGAS' payment plan in order to cancel the debt corresponding to the period February 1, 2000 to December 31, 2006.

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the levy for occupancy of public space was contested, as it is exposed in point 16.4.2..

MetroGAS considers that it has acquired the right to transfer to tariffs the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and, therefore, recorded Ps.36,595 under Other non-current credits (Note 5.f)).

16.4.2 Levy for occupancy of public space

16.4.2.1 Government of the Autonomous City of Buenos Aires

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

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

  On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff. In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

  During 2005, after the notification of the payment received, MetroGAS agreed with the GCABA, a payment plan in order to cancel the debt between January 1, 1998 to December 31, 2004. Up to date, the Company is paying the installments on a regular basis both, the payment plan and the quarterly ones.

  On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment plans and requested once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated, sending the payment slips from the payment plan's second and third installments.

  On November 28, 2006 the ENARGAS requested the submittance of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

  16.4.2.2 Municipality of Esteban Echeverría

  Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps. 6,575 (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the

  NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

  imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

  On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected; (Decree No 465/2005) Against such Decree, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

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

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and the corresponding to the year 2006 and is paying those ones corresponding to 2007.

16.4.2.3 Municipality of Almirante Brown

The Municipality of Almirante Brown claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006 considering as taxable base a deemed gas pipeline extension, which resulted higher than the actual one. MetroGAS rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of the re-assessment of the claim.

In April 2007 the Municipality and MetroGAS executed an agreement to formalize payment plan. As of December 31, 2007, it has been completely paid by MetroGAS.

16.4.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan.

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps. 46,799, Ps. 6,202, Ps. 3,282 and Ps. 829 for the above mentioned rate corresponding to the Autonomous City of

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown and the Municipality of Ezeiza, respectively as MetroGAS considers it has an acquired right to be recognised the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No 24,076 (Sect 41) and Decree No.2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa, pronounced that Sect 9.6.2 of Decree No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that said credit is recoverable.

16.5. Gross revenue tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. However, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS'. Against such judgment, the Province of Buenos Aires filed an extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No.95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 20 million, including interests and fines.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

16.6. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine.

As of December 31, 2007 the total amount demanded by the ENARGAS amounted to Ps. 19,116, including interests and fines, which has been recorded as a provision.

16.7. Executives proceedings

At the time of issuance of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

Certain bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 8,835 as of December 31, 2007.

16.8. Others

At the date of issuance of these consolidated financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's consolidated financial statements as of December 31, 2007.

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring of the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

The principal differences between Argentine GAAP and US GAAP as they relate to the Company are described in Note 18, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

The following is a summary of the significant adjustments to net income (loss) for each of the three years in the period ended December 31, 2007 and shareholders' equity as of December 31, 2007 and 2006 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2007	2006
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	989,492	973,705
US GAAP adjustments:
- Receivables for change in gross revenue tax for the Province of Buenos Aires	-	-
- Other receivables	(81,268)	(74,087)
- Troubled debt restructuring	(381,780)	(437,249)
- Debt restructuring expenses	-	-
- Inventory valuation	(1,413)	(1,243)
- Discounted value of certain receivables	1,974	2,247
- Deferred income taxes	(131,851)	(161,327)
Shareholders' equity in accordance with US GAAP	395,154	302,046

	December 31,
	2007	2006	2005
Reconciliation of net income:
Net income in accordance with Argentine GAAP	15,787	292,553	28,411
US GAAP adjustments - Increase (Decrease):
- Receivables for change in gross revenue tax for the Province of Buenos Aires	-	1,547	2,510
- Other receivables	(7,181)	(38,573)	(35,514)
- Troubled debt restructuring	55,469	(437,249)	-
- Debt restructuring expenses	-	20,026	(7,185)
- Inventory valuation	(170)	(308)	(45)
- Discounted value of certain receivables	(273)	(211)	689
- Deferred income taxes	29,476	271,343	27,479
Net income in accordance with US GAAP	93,108	109,128	16,345

Earnings per share Basic & Diluted:
Argentine GAAP
Income per share	0.028	0.514	0.050
Income per ADS	0.277	5.140	0.499
US GAAP
Income per share	0.164	0.192	0.029
Income per ADS	1.636	1.917	0.287
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)

Description of changes in shareholders' equity under US GAAP:	December 31,
	2007	2006
Shareholders' equity in accordance with US GAAP as of beginning of year	302,046	192,918
Net income in accordance with US GAAP	93,108	109,128
Shareholders' equity in accordance US GAAP as of end of year	395,154	302,046

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

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP. The effect of not accounting for the effects of inflation through September 30, 2003 is material to the US GAAP information presented for fiscal years ended December 31, 2006 and 2005..

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

b) Receivable for changes in gross revenue tax for the Province of Buenos Aires

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

As permitted by the ENARGAS, the Company passes through gross revenue taxes to customers. In December 1997, the ENARGAS authorized the Company to pass through to the then active customers a change in the gross revenue tax rate of the Province of Buenos Aires. The ENARGAS determined that this item would be passed through during a period of 96 months. Under Argentine GAAP, the Company recognised as revenue for the year ended December 31, 1997, the entire effect of this change in the gross revenue tax rate. Under US GAAP, this additional revenue was deferred and recognised as income as service was provided. However, as discussed in Note 16.1, in 2006, the Company ceased billing this pass-through item to then active customers and determined that an amount remained uncollected. Under Argentine GAAP, the Company provided for this uncollected receivable.

The US GAAP reconciling item for the year ended December 31, 2006 reflects the reversal of this allowance for doubtful accounts since this amount had been originally charged to expense in 1997.

c) Other receivables

As discussed in Note 16.4.2., the Company recognised as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in SFAS No. 71, "The Effects of Certain Types of Regulation" and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects the reversal of this regulatory asset.

d) Troubled debt Restructuring

As discussed in Note 10, the Company completed the restructuring of its outstanding indebtedness in May 2006 (the "Debt Restructuring"). The Debt Restructuring involved the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In this connection, the Company issued new debt instruments.

Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps. 388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurate with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed as the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. The Company recorded Ps. (68.6) million and Ps. 11.2 million on gain and loss on accretion for the year ended December 31, 2007 and 2006, respectively.

Under US GAAP, the Company performed an analysis under both SFAS No.15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-04, "Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15", to assess whether the Debt Restructuring represented a troubled debt restructuring. Following the EITF 02-04 guidance, the Company concluded that the Debt Restructuring was in fact a troubled debt restructuring since (i) the

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

Company was in financial difficulties and (ii) creditors had granted it a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructuring was accounted for as a combination of a partial debt settlement and a continuation of debt with modified terms.

SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognised unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured payables where their total future cash payments specified by the new terms were less than the respective carrying amounts (eight out of nine payables), then the carrying amounts were reduced to an amount equal to the total future cash payments specified by the new terms, and a gain on restructuring was recognised under US GAAP equal to the amount of the reduction. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognised.

On the other hand, for those restructured payables where their carrying value did not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognised under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original payables.

In summary, the US GAAP reconciling item reflects the (a) reversal of the full gain on Debt Restructuring recognised under Argentine GAAP; (b) the computation of the gain on Debt Restructuring under US GAAP; (c) reversal of the effect of discounting the future cash payments at a rate of 10.21 % under Argentine GAAP; (d) reversal of the interest expense computed under Argentine GAAP, and (e) the computation of financial expenses under US GAAP, which include interest expense (for the payable for which no gain was recognised under US GAAP) and exchange differences between Euros and US$.

The items for Debt Restructuring, included in the reconciliation of net income (loss) are as follows:
	December 31,
	2007	2006
	Million of Ps.
Reversal of a portion of gain on restructuring recognised under Argentine GAAP (a)	-	(427)
Computation of gain under US GAAP (b)	-	8
Reversal of the present value recognised under Argentine GAAP (c)	10	(84)
Reversal of interest expense computed under Argentine GAAP (d)	58	73
Computation of financial expenses under US GAAP(e)	(13)	(7)
Total US GAAP reconciling item for Debt Restructurings	55	(437)

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

e) Debt restructuring expenses

As further discussed in Note 10, the Company completed its Debt Restructuring in May 2006, which had taken more than two years to complete. Under Argentine GAAP, fees incurred in connection with the Debt Restructuring during the years ended December 31, 2005 and 2004 had been capitalised (the "2005 and 2004 Fees"). Under Argentine GAAP, the 2005 and 2004 Fees together with the fees incurred in 2006 were charged to expense reducing the gain on Debt Restructuring recognised in 2006. Under US GAAP, the 2005 and 2004 Fees were charged to expense as incurred. The reconciling item in 2006 reflects the reversal of the amount expensed under Argentine GAAP.

f) Inventory valuation

As described in Note 3.6.g), the Company values its inventories at replacement cost. Under US GAAP in accordance with Accounting Research Bulletin No. 43 "Restatement and Revision of Accounting Research Bulletins" ("ARB 43"), inventories are valued at the lower of cost or realizable value.

g) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 2.0 million, Ps. 2.2 million and Ps. 2.5 million, as the discount of the receivable for minimum presumed income tax for the years ended December 31, 2007, 2006 and 2005 respectively. Those adjustments were reversed for US GAAP purposes.

h) Deferred income taxes

As discussed in Note 3.6.i), the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognised for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognised in income in the period when enacted. A valuation allowance is recognised for a component of net deferred tax assets, which is assessed as not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

However, SFAS No. 109 states more specific and strict rules to determine whether a valuation allowance is needed. Under SFAS No. 109, a company must use its judgement in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes (a) losses expected in early future years by a presently profitable entity; (b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and (c) a carry forward that is so short that it would limit realisation of tax benefits if significant deductible temporary differences are expected to reverse in a single year.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

For the year ended December 31, 2005, under Argentine GAAP, the Company had provided a valuation allowance for a portion of its deferred tax assets considering the prospects of the future debt restructuring. However, considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realisation of the deferred tax credits within a short period of time, under US GAAP, the Company provided for a valuation allowance against 100% of its tax loss carryforwards and certain other deferred tax assets.

On the other hand, for the year ended December 31, 2006, the Company utilized a portion of its tax loss carryforwards as a consequence of the debt restructuring. However, based on a number of factors and new evidence (including the expiration date of its tax loss carryforwards and the prospects of the tariffs renegotiation), the Company recorded a full valuation allowance against its tax loss carryforwards under Argentine GAAP. Therefore, there is no longer a difference between Argentine GAAP and US GAAP in connection with the level of valuation allowance provided. However, since the Company used tax loss carryforwards in 2007 and 2006 which had been fully provided for under US GAAP, it recorded a tax benefit of Ps. 55.0 (net of the expiration of its tax loss carryforwards for Ps. 96.4) and 117.0 respectively under US GAAP.

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

As discussed in note 3.1, under Argentine GAAP, new accounting standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006. The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company opted to continue treating differences as permanent.

Therefore, for the years ended December 31, 2007, 2006 and 2005, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference, (2) recognition of deferred income taxes on other reconciling items and (3) changes in valuation allowance, as appropriate.

In addition, under US GAAP, on January 1, 2007 the Company adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertain tax positions recognised in a company's financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

guidance on de-recognition, classification of a liability for unrecognised tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. The adoption of FIN 48 had no significant impact on the Company's consolidated financial statements.

The company classifies interest and penalties in the statement of income in income (expense) tax benefit.

i) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year.

Under US GAAP, MetroGAS applied the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Accordingly, under SFAS No. 144, the carrying value of our long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognised based on the amount by which the carrying value exceeds the market value of the long-lived asset.

In our calculation of the expected future undiscounted cash flows, we considering the group of assets as mentioned in Note 3.6.o), consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2007, no impairment losses have been recognised under U.S. GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

  Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2007	2006
Deferred income tax asset (liability) according to Argentine GAAP	6,667	(6,896)
Inventory valuation	494	435
Other receivables	28,444	25,930
Troubled debt restructuring	133,625	153,037
Discounted value of certain receivables	(691)	(786)
Prepaid dividends	(2,851)	(2,851)
Difference between tax and accounting basis of fixed assets	(290,871)	(306,858)
Valuation allowance	-	(30,234)
Deferred income tax liability according to US GAAP	(125,183)	(168,223)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income (loss) differs from the income tax benefit for the years ended December 31, 2007, 2006 and 2005 computed in accordance with US GAAP as follows:
	December 31,
	2007	2006	2005

Income tax benefit at statutory rate on pre tax income (loss) in accordance with US GAAP	20,678	(3,217)	(3,594)
Change in valuation allowance	(151,416)	(116,972)	(21,247)
Expiration of tax loss carry forward	96,439	-	-
Other	269	1,869	(1,771)
Income tax benefit computed in accordance with US GAAP	(34,030)	(118,320)	(26,612)

b) Earnings per share

Under US GAAP the company applies the provisions of "Statement of Financial Accounting Standards No. 128" "Earnings per share" ("SFAS 128"). SFAS 128 requires to disclose in the body of the Statement of Income the diluted income per share as well as basic income per share. As of December 31, 2007, 2006 and 2005 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Income for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2007 and 2006 respectively.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2007, the net current deferred tax asset is Ps. 33.2 and the net non-current deferred tax liability is Ps. 158.4 under US GAAP. As of December 31, 2006, the net current deferred tax asset is Ps.19.7 and the net non-current deferred tax liability is Ps.187.9 under US GAAP.

ii) Revenues from installations consist primarily of amounts are charged for the installation of gas meters. Under Argentine GAAP, installation fees are recognised at the time of installation. The direct incremental costs related to installations are expensed as incurred. Installation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension. Under Argentine GAAP, reconnection fees are also recognised at the time of reconnection. Reconnection costs are also higher than associated revenues for all periods presented.

For US GAAP purposes, non-refundable installation and reconnection fees are deferred and recognised over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation and reconnection costs exceed installation and reconnection revenues for all periods presented and considering that this excess is recognised immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

d) Statement of income classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2007	2006	2005

Operating income according to Argentine GAAP	122,724	112,261	83,064
Receivables for change in gross revenue tax for the Province of Buenos Aires (1)	-	66	2,510
Other receivables (2)	(7,181)	(38,573)	(35,514)
Debt restructuring expenses (3)	-	20,026	(7,185)
Operating income according to US GAAP	115,543	93,780	42,875

(1) See Note 18 b)

(2) See Note 18 c)

(3) See Note 18 d)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  Financial and holding results
	December 31,
	2007	2006	2005

Financial and holding results according to Argentine GAAP	(114,302)	332,282	(56,684)
Discount on other receivables (1)	(273)	(211)	689
Inventory valuation (2)	(170)	(308)	(45)
Trouble debt restructuring (3)	55,469	(437,249)	-
Financial and holding results according to US GAAP	(59,276)	(105,486)	(56,040)

(1) See Note 18 g)

(2) See Note 18 f)

(3) See Note 18 d)

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

i) Under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes.

ii) Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the consolidated statements of cash flows:

	December 31,
	2007	2006	2005
Cash and banks	28,997	52,349	523,784
Cash equivalents:
Current investments	319	20,284	146
Total cash and cash equivalents	29,316	72,633	523,930

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  The table below shows certain additional disclosures required by SFAS No.95:
	December 31,
Non-cash transactions:	2007	2006	2005
Capitalized interest in fixed assets	-	-	1,536

iv) Under Argentine GAAP the effect of inflation and the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of the exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows, which contemplate classification differences under US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with U.S.GAAP:
	December 31,
	2007	2006	2005
Net cash provided by operating activities	55,995	16,806	191,044
Net cash used in investing activities	(62,944)	(48,915)	(44,565)
Net cash (used) provided by financing activities	(36,158)	(432,954)	10
Effect of exchange rate changes on cash and cash equivalents	210	13,766	8,301
Net (decrease) increase in cash and cash equivalents	(43,317)	(451,297)	154,790

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2007 and 2006 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2007	2006
Current assets	231,392	253,963
Non-current assets	1,721,381	1,732,381
Total assets	1,952,773	1,986,344

Current liabilities	247,143	308,081
Non-current liabilities	1,309,672	1,375,759
Total liabilities	1,556,815	1,683,840

Minority interest	804	458
Shareholders' equity	395,154	302,046

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)
Summary of Consolidated Statement of Income in accordance with US GAAP	December 31,
	2007	2006
Sales	924,777	845,193
Gross profit	252,995	219,610
Operating income	115,543	93,780
Financial and holding results	(59,276)	(105,486)
Other income, net	3,157	2,879
Minority interest	(346)	(365)
Income (loss) before income tax	59,078	(9,192)
Income tax benefit (expense)	34,030	118,320
Net income under US GAAP	93,108	109,128

h) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments. Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognised in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such Statement certain disclosure requirements regarding credit risk concentrations. See Note 3.9 for details of concentration of credit risk.

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

As of December 31, 2007 and 2006, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and loans are representative of fair value because of the short-term maturity of these instruments. The estimated fair value of other non-current assets and long terms loans do not differ significantly from their respective carrying amount.

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

Disclosure requirements established under US GAAP do not differ from the ones required under Argentine GAAP (See Note 3.8).

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

1. Bussines Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised) "Bussines Combinations".

SFAS No. 141 (Revised) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control, and apply the same method of accounting (the acquisition method) to all transactions and other events in which one entity obtains control over one or more other businesses. Additionally, establishes principles and requirements for how the acquirer recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition, and recognises and measures the goodwill acquired in the business combination if the total acquisition-date fair value of the identifiable net assets acquired is lower than the amount payed plus any non controlling interest. Finally, this Statement determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company will be evaluating this Statement and applying it prospectively to bussines combination ocurring from fiscal year 2009.

2. Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" ("SFAS No.160"). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated financial statement within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS (Contd.)

that the adoption of SFAS No.160 will have on the Company's financial position and results of operations.

3. Fair value for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No.159, "The fair value option for financial assets and financial liabilities - Including an amendment of FASB Statement No. 115" ("SFAS No.159"). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS No.159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The

Company will adopt this Statement in fiscal year 2008 and will be evaluating the impact of these Statements.

4. Fair value measurements

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements" ("SFAS No.157"). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, which defer the effective date of SAFS No.157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognised or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The partial adoption of SFAS No.157 will not have a significant impact on the Company's current financial position or results of operations.

5. EITF No.06-1

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 "Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider." The issue is whether the provisions of EITF No.01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF No.06-1 will not have a significant impact on the Company's current financial position or results of operations.

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

  FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	December 31, 2007			December 31, 2006
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 5	3.1090	14	US$ 6	20
	LBE 5	6.1922	28	LBE 5	31
	Euros 2	4.5724	10	Euros 2	9
	Real 4	1.6800	7	Real 5	6
	Canadian dollars 1	3.1696	4	Canadian dollars 1	3
	Russian rublo 8	0.1287	1

Banks	US$ 182	3.1090	565	US$ 170	514
	Euros -	4.5724	-	Euros 74	298

Trade receivables	US$ 7,813	3.1090	24,291	US$ 15,822	47,816

Other receivables	US$ 287	3.1090	893	US$ 320	966
Total Current Assets			25,813		49,663
TOTAL ASSETS			25,813		49,663

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 5,878	3.1490	18,510	US$ 12,146	37,192
	Euros 3	4.6315	14
Financial debt
Negotiable bonds (face value)	US$ 80	3.1490	252	US$ 794	2,431
	Euros 833	4.6315	3,858	Euro 3,061	12,364
Interest and other expenses payable to foreign financial institutions	US$ 64	3.1490	203	US$ 390	1,194
	Euros 323	4.6315	1,496	Euro 1,065	4,302

Other liabilities	US$ 134	3.1490	423	US$ -	-

Total Current Liabilities			24,756		57,483
NON-CURRENT LIABILITIES
Financial debt
Negotiable bonds (face value)	US$ 217,100	3.1490	683,649	US$ 225,100	689,256
	Euro 26,070	4.6315	120,745	Euro 26,070	105,301
Total Non-Current Liabilities			804,394		794,557
TOTAL LIABILITIES			829,150		852,040

US$: United States Dollars

LBE: Pounds Sterling

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2007						December 31, 2006	December 31, 2005
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll an other employees benefits	1,639	24,531	-	25,455	21,247	72,872	63,742	52,211
Social security contributions	637	6,807	-	5,334	5,904	18,682	16,320	13,369
Directors' fee	-	-	-	687	-	687	580	359
Fees for professional services	-	459	-	8,327	247	9,033	5,405	4,873
Technical operator's fees	-	10,201	-	-	-	10,201	7,737	5,056
Sundry materials	-	3,600	-	-	-	3,600	2,685	2,599
Fees for sundry services	-	6,446	-	935	6,260	13,641	12,581	8,182
Postage, telephone and fax	-	401	-	1,001	4,004	5,406	4,962	4,304
Leases	-	69	-	1,349	792	2,210	2,562	2,196
Transportation and freight charges	-	-	-	473	-	473	355	294
Office materials	-	319	-	1,063	87	1,469	1,876	1,464
Travelling expenses	-	284	-	316	69	669	785	684
Insurance premium	-	-	-	2,241	1	2,242	2,292	2,565
Fixed assets maintenance	-	14,402	-	7,027	195	21,624	16,796	11,473
Fixed assets depreciation	-	64,566	-	7,234	-	71,800	71,885	90,500
Taxes, rates and contributions	-	1,959	145	7,080	31,157	40,341	33,793	34,560
Publicity	-	-	-	-	1,422	1,422	1,262	1,238
Allowance for doubtful accounts	-	-	-	-	2,285	2,285	2,165	(11,248)
Bank expenses and commissions	-	-	-	100	5,564	5,664	5,211	5,133
Interest on financial operations	-	-	-	-	-	-	-	1,536
Contingencies reserve	-	-	-	12,935	-	12,935	5,250	6,018
Others	-	22,526	-	361	195	23,082	20,828	14,407
Total as of December 31, 2007	2,276	156,570	145	81,918	79,429	320,338	279,072	251,773

Total as of December 31, 2006	3,139	139,840	44	62,470	73,579	279,072

Total as of December 31, 2005	5,988	136,165	46	56,043	53,531	251,773

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2007	December 31, 2006	December 31, 2005
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	306,938	283,166	373,949
Processed Natural Gas	1,241	1,808	(2,650)
	308,179	284,974	371,299

Transportation of Natural Gas	204,912	198,749	189,868
Transportation of Processed Natural Gas	1,976	1,976	1,976
	206,888	200,725	191,844
Operating Costs (Note 21b))
Natural Gas	156,570	139,840	136,165
Processed Natural Gas	145	44	46
	156,715	139,884	136,211

Operating Cost	671,782	625,583	699,354

Natural Gas	668,420	621,755	699,982
Processed Natural Gas	3,362	3,828	(628)

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2007	24,503	(1)	2,285	-	(6,429)	20,359
	2006	32,739		2,165	-	(10,401)	24,503
	2005	73,952		(11,248)	-	(29,965)	32,739

For tax on banking transactions to be recovered	2007	1,435		-	-	-	1,435
	2006	-		1,435	-	-	1,435
	2005	-		-	-	-	-

For variation of Gross revenue tax province of Buenos Aires	2007	1,481		-	-	-	1,481
	2006	-		1,481	-	-	1,481
	2005	-		-	-	-	-

For inventory obsolescence	2007	903	(2)	717	-	-	1,620
	2006	981		10	-	(88)	903
	2005	846		135	-	-	981

For obsolescence of materials	2007	1,744		8	-	(1,170)	582
	2006	1,744		-	-	-	1,744
	2005	1,438		306	-	-	1,744

Valuation allowance on deferred income tax assets	2007	151,040	(4)	(24,744)	-	(96,439)	29,857
	2006	169,840		(18,800)	-	-	151,040
	2005	196,212		(26,372)	-	-	169,840

Allowance for disposal of fixed assets	2007	3,757	(3)	11,280	-	(5,289)	9,748
	2006	-		3,807	(50)	-	3,757
	2005	-		-	-	-	-

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year
Included in liabilities
For contingencies

Executive proceedings	2007	8,314	(5)	1,560	-	(1,923)	7,951
	2006	3,315		4,999	-	-	8,314
	2005	1,924		1,391	-	-	3,315

Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2007	28,044		-	-	(6) (28,044)	-
	2006	-		28,044	-	-	28,044
	2005	-		-	-	-	-

Profesional fees and costs - Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2007	3,000	(5)	(3,000)	-	-	-
	2006	150		2,850	-	-	3,000
	2005	-		150	-	-	150

Rates and charges (16.6)	2007	18,098	(5)	1,018	-	-	19,116
	2006	17,550		548	-	-	18,098
	2005	16,725		825	-	-	17,550

Income taxes - Doubtful accounts deduction	2007	-	(5)	5,882	-	-	5,882
	2006	-		-	-	-	-
	2005	-		-	-	-	-

Others	2007	13,266	(5)	5,937	-	(1,767)	17,436
	2006	13,723		(447)	-	(10)	13,266
	2005	10,071		3,652	-	-	13,723

Notes:
(1) The charge in results is disclosed in Note 21 b).
(2) Charged in results in the line Sundry materials of Note 21 b).
(3) Charged in results in the line Operating expenses - Others of Note 21 b)
(4) Charged in results in the line Income tax (Note 3.6.i)).
(5) Charged in results in the line Contingencies reserve of Note 21 b) thousands of Ps. 12,935 and in financing and holdings results - Others recovery of thousand Ps. 1,538
(6) Charged in Taxes payable