Form 20-F/A
period 2007-12-31
METROGAS INC
filed 2008-06-27
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of MetroGAS S.A. that was originally filed on June 27, 2008 (the "2007 Form 20-F"), is being filed solely for the purpose of including as exhibits (i) the Section 302 Certification of the Chief Executive Officer, (ii) the Section 302 Certification of the Chief Financial Officer, (iii) the Section 906 Certification of the Chief Executive Officer, and (iv) the Section 906 Certification of the Chief Financial Officer, each attached hereto as Exhibits 12.1, 12.2, 13.1 and 13.2, respectively and each of which were inadvertantly omitted from the 2007 Form 20-F as initially filed. Therefore, this Form 20-F/A consists solely of a cover page, this explanatory note, a signature page, and Exhibits 12.1, 12.2, 13.1 and 13.2.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By: /s/ Andrés Cordero
Name: Andrés Cordero
Title: Chief Executive Officer

Date: June 27, 2008