Form 20-F
period 2008-12-31
METROGAS INC
filed 2009-04-22
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008 OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission file number 1-12796

METROGAS S.A.
(Exact name of Registrant as specified in its charter)

METROGAS Inc.
(Translation of Registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Eugenia Gatti

(egatti@metrogas.com.ar) (54) (11) 4309-1381

Gregorio Araoz de Lamadrid 1360 - (1267) Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, nominal value Ps.1.00 per share: 290,277,316
Class B Ordinary Shares, nominal value Ps.1.00 per share: 221,976,771
Class C Ordinary Shares, nominal value Ps.1.00 per share: 56,917,121

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes ☑ No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

D. Property, Plant and Equipment *

Item 4.A. UNRESOLVED STAFF COMMENTS *

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

A. Major Shareholders *

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

B. Warrants and Rights *

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

Item 16.F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT *

Item 16.G. CORPORATE GOVERNANCE *

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

      economic and political developments in Argentina, foreign exchange restrictions on payments abroad, as well as actions by the Ente Nacional Regulador del Gas ("ENARGAS"), the Argentine regulatory agency with jurisdiction over us, and other governmental authorities that may affect us;

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008, 2007 and 2006 and the notes thereto, or our "Annual Consolidated Financial Statements", which have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, an independent registered public accounting firm, whose report dated April 22, 2009 is included elsewhere herein. See Item 18 - "Financial Statements". Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP". Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

As indicated in Note 3.4., in order to comply with regulations of the Comisión Nacional de Valores ("CNV"), we discontinued inflation accounting as of February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from September 30, 2003, the application of CNV resolution represented a departure from Argentine GAAP, However, the effects of this departure is no longer material to the consolidated financial statements as of December 31, 2008, 2007 and 2006 and for the three years then ended.

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

In addition, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nacion Argentina, or "Banco Nacion." In the case of U.S. Dollars, Banco Nacion quotes for such exchange rates were Ps.1.00 per US$1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps.1.70 per US$1.00 while the official market rate was Ps. 1.40 per US$1.00. On February 8, 2002, the Argentine Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2008, the only exchange market available was the free market and the quotation was Ps.3.453 per US$1.00 and as of April 8, 2009 the exchange rate was Ps. 3.6770 per US$1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rate Information" for information regarding exchange rates.

The contents of our website are not part of our annual report.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
        Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003, and prepare our consolidated financial statements in conformity with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2008 (1)	2008	2007	2006	2005	2004
	(in thousands of US$, except ratios and shares)	(in thousands of Pesos, except ratios and shares)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Gross Sales(a)	261,096	901,564	955,853	873,893	891,992	814,072
Net sales(b)	252,523	871,961	924,777	845,127	863,197	788,256
Gross profit(c)	83,583	288,611	284,071	248,310	192,638	175,249
Operating income	33,952	117,238	122,724	112,261	83,064	58,899
Financing and holding results gains (loss) (d)	(37,690)	(130,144)	(114,302)	332,282	(56,684)	(183,275)
Income (loss) before income tax	(3,401)	(11,743)	11,233	445,576	29,278	(122,977)
Net income (loss)	(3,924)	(13,549)	15,787	292,553	28,411	(122,977)
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	(0.01)	(0.02)	0.03	0.51	0.05	(0.22)
Dividends per share	-	-	-	-	-	-
Income (loss) per ADS	(0.07)	(0.24)	0.28	5.14	0.50	(2.16)
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	252,523	871,961	924,777	845,193	865,707	790,627
Gross profit(c)	75,010	259,008	252,995	219,610	166,353	151,804
Operating income	28,783	99,387	115,543	93,780	42,875	56,477
Financing and holding results (loss) gains (d)	(25,439)	(87,842)	(59,276)	(105,486)	(56,040)	(175,785)
Income (loss) before income tax	3,680	12,708	59,078	(9,192)	(10,267)	(117,909)
Net income (loss)	5,524	19,075	93,108	109,128	16,345	(99,027)
Earnings (loss) per share	0.010	0.034	0.164	0.192	0.029	(0.174)
Earnings (loss) per ADS	0.097	0.335	1.636	1.917	0.287	(1.740)

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	481,089	1,661,201	1,653,273	1,674,400	1,704,104	1,760,039
Total assets	607,753	2,098,572	2,006,981	2,032,837	2,625,746	2,422,878
Net current liabilities(e)	(12,346)	(42,631)	(47,504)	(72,569)	(1,202,925)	(1,281,737)
Total financial debt	236,121	815,327	736,807	730,977	1,673,107	1,597,836
Short-term financial debt	638	2,202	5,809	20,291	1,673,107	1,597,836
Long-term financial debt	235,484	813,125	730,998	710,686	-	-
Total shareholders' equity	282,636	975,943	989,492	973,705	681,152	652,741
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	518,757	1,791,270	1,726,299	1,704,682	2,354,259	2,250,577
U.S. GAAP
Total shareholders' equity	119,962	414,229	395,154	302,046	192,918	176,573

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	24,376	84,169	62,944	48,915	44,565	31,090
Depreciation and amortization	20,031	69,168	71,800	71,885	90,500	85,992
Nominal gross interest(h)	17,140	59,184	58,168	82,748	108,519	108,164
Interest income	3,929	13,567	8,941	13,261	15,954	8,816
Net interest expense(i)	13,211	45,617	49,227	69,487	94,101	99,348
Capitalized interest(j)	-	-	-	-	1,536	883
EBITDA(k)	54,321	187,569	197,335	185,179	176,462	146,290
Net cash flows provided by operating activities	49,923	172,384	118,334	170,237	199,345	160,607

__________

Notes:

(1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2008, which was Ps.3.453 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "-Exchange Rate Information."

	For the year ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	85.2%	80.8%	76.4%	36.7%	27.1%
Solvency ratio (shareholders' equity/total liabilities)	87.0%	97.3%	92.0%	35.0%	36.9%
Fixed assets ratio (fixed assets/total assets)	79.2%	82.4%	82.4%	64.9%	72.6%
Net income margin (net income/sales)	(1.5%)	1.7%	33.5%	3.2%	(15.1%)
Total financial debt/total capitalization	45.5%	42.7%	42.9%	71.1%	71.0%

Ratio of:
EBITDA to nominal gross interest	3.2x	3.4x	2.2x	1.6x	1.4x
EBITDA to net interest expense(h)	4.1x	4.0x	2.7x	1.9x	1.5x
EBITDA to net interest expense(h) plus capitalized interest	4.1x	4.0x	2.7x	1.8x	1.5x
Operating cash flow to nominal gross interest	2.9x	2.0x	2.1x	1.8x	1.5x
Short-term debt to operating cash flow	0.0x	0.0x	0.1x	8.4x	9.9x

Selected Operating Data:
Total number of customers	2,144,612	2,101,733	2,060,130	2,022,984	1,986,149
Residential	2,063,795	2,021,807	1,982,192	1,945,890	1,910,304
Other	80,817	79,926	77,938	77,094	75,845
Kilometers of pipeline	16,190	16,100	16,016	15,938	15,840
Total number of employees	1,021	1,014	1,012	1,001	1,014
	Year Ended December 31,
	2008		2007		2006		2005		2004
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7	23.5	829.9	23.4	826.4
Average daily volume	23.8	841.1	24.6	868.7	24.3	857.8	22.5	794.8	23.0	812.4
Firm (including residential).	13.4	473.2	13.9	490.9	12.7	448.6	11.3	399.2	11.5	406.2
Interruptible	10.4	367.3	10.7	377.9	11.6	409.2	11.2	395.6	11.5	406.2
Load factor(m)	96.8%		100%		98.7%		95.8%		98.3%

Volumes Delivered:
Average daily volume	22.9	808.7	23.8	840.5	23.4	826.4	21.6	764.0	22.1	781.8
Firm (including residential)	12.9	455.6	13.4	473.2	12.2	430.8	10.8	382.0	11.1	390.9
Interruptible	10.0	353.1	10.4	367.3	11.1	395.6	10.8	382.0	11.1	390.9

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

(m) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts. -
RECONCILIATION OF EBITDA:	For the year ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2008 (1)	2008	2007	2006	2005	2004
Net cash provided by operating activities	49,923	172,384	118,334	170,237	199,345	160,607
Financing and holding results (not using funds)	14,570	50,310	55,767	77,377	87,322	104,796
Net book value of fixed assets written off	(368)	(1,271)	(983)	(4,781)	(11,398)	(2,111)
Allowance for doubtful accounts	(365)	(1,259)	(2,285)	(2,165)	11,248	(7,871)
Allowance for inventory obsolescence	(41)	(140)	(725)	(10)	(441)	(950)
Disposal of fixed assets	(1,670)	(5,767)	(11,280)	(3,807)	-	-
Contingencies reserve	(3,679)	(12,702)	(11,397)	(7,950)	(6,018)	-
Materials consumed	(790)	(2,728)	(1,732)	(2,062)	(1,820)	(1,631)
Minority interest	(71)	(245)	(346)	(365)	(81)	-
Changes in assets and liabilities	(3,189)	(11,013)	51,982	(41,295)	(101,695)	(106,550)

EBITDA	54,321	187,569	197,335	185,179	176,462	146,290

__________

Notes:

(1) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nacion Argentina for December 31, 2008, which was Ps.3.453 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See "-Exchange Rate Information."

Exchange Rates Information

The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2008, the Peso/U.S. Dollar exchange rate was Ps.3.453 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per US$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2004	3.0600	2.8030	2.9434	2.9790
2005	3.0400	2.8590	2.9234	3.0320
2006	3.1070	3.0300	3.0746	3.0620
2007	3.1800	3.0580	3.1162	3.1490
2008	3.4680	3.0140	3.1633	3.4530
Month Ended November 30, 2008	3.3870	3.2850	3.3264	3.3730
Month Ended December 31, 2008	3.4680	3.3830	3.4258	3.4530
Month Ended January 31, 2009	3.4880	3.4490	3.4639	3.4880
Month Ended February 28, 2009	3.5670	3.4840	3.5130	3.5670
Month Ended March 31, 2009	3.7200	3.6010	3.6572	3.7200
April 1 through April 8, 2009	3.7120	3.6740	3.6862	3.6770

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

        Risk Factors Relating to Argentina

                  Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for gas in our concession area or a decline in purchasing gas of our customers, which, in turn, could lead to lower collections from our clients. Argentine Government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have led and could lead to a deterioration of the operational and financial condition of private sector entities, including us. The economic measures taken by the Argentine Government are aimed at short term objectives. During 2008, the Argentine Government approved the nationalization of pension funds and the conversion of the private retirement system into a public system, including the elimination of the Retirement and Pension Funds Administrators (AFJP). Although the National Social Security Administrative Office (Administración Nacional de la Seguridad Social or ANSES), the public entity which took over the AFJPs, has begun to participate in the local capital markets, this elimination may lead to significant losses in such markets since the AFJPs were the major institutional investors in Argentina. The lack of medium and long term policies in infrastructure negatively affects our business prospects. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

Argentina's GDP growth has fallen and the Argentine economy is starting to show signs of instability.

Argentina's annual GDP growth fell from 9.1% in 2007 to 4.4% in 2008.

Sustainable economic growth is dependant on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, the confidence of consumers and foreign and domestic investors and stable and relatively low inflation.

Currently, Argentina does not display the components of sustainable economic growth, which, in turn, demonstrates that the Argentine economy has started to experience signs of instability.

Also, the Argentine economy appears fragile due to the following: relatively high unemployment rates; limited availability of long-term fixed rate loans; investment as a percentage of GDP remains low; current fiscal surplus levels could become a fiscal deficit; inflation rates continue to increase and could accelerate; and Argentina's public debt remains high and access to the international capital markets is limited. Moreover, economic recovery will depend, to some extent, on high commodity prices, which are volatile and outside the control of the Government, and excess capacity, which has declined considerably.

If these factors persist, they will have a significant negative impact on the Argentine economy and on our business.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its defaulted sovereign debt. The Argentine Government announced that as a result of the restructuring it had approximately US$126.6 billion in total outstanding debt. Of this amount, approximately US$19.5 billion corresponds to defaulted bonds currently owned by creditors who did not participate in the debt restructuring (holdout creditors).

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. In fact, a French court recently ordered the seizure of all the Argentine Embassy's bank accounts in France in order to comply with another order issued by an American court, the latter having jurisdiction over all holdout creditors' claims against Argentina pertaining to Argentina's default on its sovereign debt obligations. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes ("ICSID"), alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.

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

Disruptions in Argentina's financial sector could affect the financial system and the Argentine economy.

As a result of certain economic and political factors, such as the global economic crisis, the conflict between the Argentine Government and the agricultural sector, the increase in inflation and the decrease in consumption, depositors withdrew US$21 billion from Argentine banks during the course of 2008.

In the event the economy continues its downward trend, a large number of depositors may seek to withdraw all of their deposits from the Argentine banking system and convert their Pesos into U.S. Dollars in the future. If this happens, the Argentine Government may again be required to impose more restrictions on the ability of depositors to withdraw their deposits, impose exchange controls and other related measures. If the Argentine Government is unable to impose these measures and if the withdrawals of funds are significant, we could see the deterioration of the Argentine financial system and the Argentine economy.

The devaluation of the Peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

In 2002, the Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps. 1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of April 8, 2009 the exchange rate was Ps. 3.6770 per U.S. Dollar. See "-Exchange Rate Information" for additional information regarding Peso/U.S. Dollar exchange rates.

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

We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness which is largely denominated in foreign currency and significantly increased in Peso terms. In addition, the Peso cost of approximately 5.2% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to such devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2008, our nominal financial debt in foreign currency was the equivalent of US$ 253.7 million. (Dollar/Euro rate = 1.3874)

We cannot predict whether, and to what extent, the value of the Peso may further depreciate against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

After some years of stability, inflationary pressures led to increases in the Argentine consumer price index ("CPI") of 6.1% during 2004 and 12.3% in 2005. However, as a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of, exports, CPI only registered a 9.8% increase in 2006. The downward trend in CPI continued in 2007 and 2008 as the Argentine statistics and census agency ("Instituto Nacional de Estadisticas y Censos" or "INDEC"), reported that CPI increased by only 8.5% in 2007 and 7.2% in 2008. From January 1, 2009 through February 28, 2009, CPI rose by 1.0%.

In the past, inflation has materially undermined the Argentine economy and the Argentine Government's ability to create conditions conducive to growth. A return to a high inflation environment could undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Prior to the enactment of the Public Emergency Law, the tariffs that we charged were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per US$1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

We are in the process of renegotiating our tariffs with the Argentine Government. We cannot give you any assurance that the outcome of this renegotiation will be favorable to our future economic and financial position. See Item 3: "-Risk Factors Relating to Us."

In addition, concerns have arisen regarding the accuracy of inflation rates reported by the INDEC, the dismissal of certain officers and intervention in the staffing of INDEC by the Argentine Government, and the operation of the Central Bank. Due to the foregoing, on May 7, 2008, the Argentine Government announced an amendment to the method utilized by the INDEC to measure CPI. The Argentine Government has applied such new method to calculate CPI as of May 2008.

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

Although the Argentine Government has exempted certain corporations from compliance with Decree 616/05 in particular cases, this Decree can severely limit our capacity to access international capital markets or to obtain financings subject to these provisions, and thus may adversely affect our financial situation and our operational results. Therefore, investors are advised to undertake a thorough reading of Executive Decree No. 616/05, Argentine Ministry of Economy and Production Resolution No. 637/05 and the Argentine Criminal Law on foreign exchange matters as well as all regulations issued thereunder, any supplementary rules related thereto and all other relevant regulations.

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our results of operations.

In addition to our 1,021 employees, we rely on a number of third party services providers to outsource certain services. We follow very strict policies to control the compliance by such third party services providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies' labor and social security obligations towards their own employees and employees of third party services providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with increasing litigation by employees of such third party provider trying to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

Measures taken by the Argentine Government to address social unrest may adversely affect the Argentine economy and our results of operations.

Argentina faces social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations. The principal challenge of Cristina Kirchner's administration is to generate confidence and create the necessary conditions to allow long-term and sustainable growth.

There is no assurance that Cristina Kirchner's administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If the Argentine Government is unable to foster economic growth, civil unrest and unemployment could return, which could have an adverse effect on the economy and financial system. The Argentine Government faces a conflict with farmers who oppose the Government's taxation policy on agricultural exports and the Government's restrictions on exports of meat and cereal products. If this situation continues, it may have a significant impact on the Argentine economy and the prospective growth of the country. Future government policies aimed at addressing social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. If any of these policies are adopted, they could adversely and materially affect the economy and our business.

The Argentine economy has been adversely affected by economic developments in other markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies and continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy has been affected by events in developed economies which are trading partners or that impact the global economy. Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries' economies or in other emerging markets.

It is still uncertain how the economic and financial global crisis will affect the Argentine economy.

Towards the end of 2007 and into 2008, the American economy started to show signs of weakness as a result of the crisis in the national mortgage market, also known as the subprime mortgage crisis. The essential components of the subprime mortgage crisis are (i) a drastic increase in the rate of default on mortgage payments caused by significant increases in subprime mortgage interest rates and (ii) unprecedented drops in the prices of the underlying properties and financial products backed by these subprime mortgages. The considerable drop in the value of the financial products backed by the subprime mortgages led to insolvency concerns at many of the major American banks. The American financial crisis quickly spread to other countries, which, in turn, lead to a liquidity and stability crisis in the international financial markets.

This international financial crisis has led to a fall in the world's major stock exchanges to historically low levels, significant fluctuations in the price of oil and other commodities, recession in many countries and unemployment rate increases in developed countries.

Partially taking into account these events, the Argentine government passed two important laws towards the end of 2008: a law which established a tax regularization regime and a law which eliminated the private retirement system.

On November 18, 2008, the National Congress passed a law establishing a tax regularization regime, which alters the Argentine labor and tax regimes to (i) guarantee a tax moratorium and (ii) encourage individuals and corporations to disclose the amount of Argentine and foreign currency and other assets held by them, both domestically and abroad, in order to repatriate these assets, subject to the payment of a special tax. Individuals and corporations who choose to disclose their information do not have to reveal the source of their funds or the relevant dates of purchase to the Argentine Tax Authority (AFIP) and are also exempt from any civil, commercial or criminal actions related to the disclosed assets. These measures may promote the entrance into Argentina of currency and other assets from dubious sources and thus may violate many of Argentina's regulations and international commitments against money laundering and could generate even more distrust in the Argentine financial system.

On November 20, 2008 the National Congress passed a law eliminating the private retirement system which established, among other regulations, that: (i) the funds accumulated during 14 years by the private system were to be transferred to a new administrator: the National Social Security Administrative Office (Administración Nacional de la Seguridad Social or ANSES), (ii) the private retirement system was converted into a public regime and every worker is required to contribute to the new system, and (iii) the capitalization regime of administration of funds by the Retirement and Pension Funds Administrators (AFJP) was eliminated. The elimination of this system may lead to significant losses in the local capital markets since the AFJPs were the major institutional investors in Argentina.-

Additionally, operating under the theory that the worst part of the international financial crisis will not have yet occurred by the end of 2009, on March 17, 2009, the Argentine Government presented a law to the National Congress to advance mid-term elections to June 28, 2009 from October 25, 2009, their originally scheduled date. These mid-term elections are expected to change the composition of the National Congress, since there are 127 seats in the Chamber of Deputies and 24 seats in the Senate (i.e., one third of the Senate's seats) up for election. This law was passed by the National Congress on March 26, 2009.

Unfavorable economic conditions in Argentina (including lack of access to the international credit markets, lower demand for exports of Argentinean products, significant decrease in external direct investment and inflation) as well as the global economic slowdown originated by the recession in the developed countries has adversely impacted the Argentine economy and the growth of Argentine companies, which may also negatively impact the value of our capital stock.

Risk Factors Relating to Us

We are currently renegotiating our license and tariffs with the Argentine Government. This renegotiation may result in new tariffs that do not cover our costs and may have a material adverse impact on our financial position. If we are unable to renegotiate tariffs that cover our costs we may incur operating losses.

In January 2002, the Executive Power issued Law No. 25,561 (Public Emergency Law) by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S.$1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our License). We are currently negotiating with the UNIREN ("Unidad de Renegociación y Análisis de Contratos de Servicios Públicos"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

During the second quarter of 2007, two other gas distribution companies reached agreements with the Argentine Government on similar terms. One of these companies has already received an approval decree while the other one is still waiting for Executive Power approval.

During 2008, two additional gas companies reached agreements with the National Government under similar conditions to those mentioned above. These two companies are also waiting for the Executive Power to ratify their agreements through the issuance of approval decrees. However, we have not agreed to the application of the same terms contained in their agreements in our negotiations with UNIREN due to save existing differences between our situation and those of the other gas distribution companies. As a condition precedent to the Executive Branch's approval of the Agreement between us and UNIREN, UNIREN requires that our majority shareholder suspend any and all claims or actions brought against the Argentine Government brought in response to measures adopted by the Argentine Government as a result of the state of emergency established by the Public Emergency Law. Furthermore, the Agreement states that after the publication in the Official Gazette of the ENARGAS resolution that approves the new tariffs, our majority shareholder should withdraw all such claims and actions brought against the Argentine Government. The Agreement provides that we should grant the Argentine Government an indemnity under which we would be responsible for the full cost of any amounts that the Argentine Government is obligated to pay in connection with any claims brought by any of our shareholders. On December 24, 2007, BG, our majority shareholder, obtained a favourable award from the United Nations Commission on International Trade Law ("UNCITRAL") in a claim brought against the Argentine Government for breach of the Bilateral Investment treaty for the Promotion of Investments executed in 1990 between Argentina and the United Kingdom. The Argentine Government challenged this award in U.S. Federal Court and its decision is still pending. We cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of a legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or the devaluation of the Peso.

In addition, we signed a Transition Agreement with UNIREN which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs). However, we are not sure how much time it will take for ENARGAS to issue the new tariff schedules.

Pursuant to the process established for the renegotiations, we have submitted both an interim request for a tariff increase and a proposal regarding our tariff regime within the prescribed time periods. We do not know when the renegotiations will be concluded or whether they will have a positive or adverse effect on us. Even if the renegotiations are concluded and we reach an acceptable settlement with the Argentine Government, it is possible that such settlement will lead to social unrest, protests by our customers or objections from consumer advocacy organizations or the National Ombudsman (as recently occurred with the electric tariff increases approved by the Argentine Government), thereby hindering the implementation of any future agreement or the application of new tariffs. Moreover, we can offer you no assurance that tariff increases would not result in an increase in our overdue receivables, and consequently, our result of operations.

We may be fined as a result of repairs and installations done to our facilities in the Autonomous City of Buenos Aires

Our License provides that we are entitled to occupy and use free of charge all streets, avenues, parks, bridges, roads and other public space, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. We rely on a number of third party services providers to outsource certain services, such as the installation or repairs of our facilities.

The Government of the Autonomous City of Buenos Aires ("GCABA") has been requiring such third party contractors to pay fines of up to Ps. 200,000 per infraction when, from the GCABA's point of view, the streets, avenues and other public spaces of the Autonomous City of Buenos Aires are adversely affected by their work.

Fines are to be applied against the culpable contractors and, eventually, we could be held jointly and severally liable for the payment of any fines applied to them. Additionally, fines could also be applied directly against us in the case of repairs performed by us. Due to the foregoing, the application of such fines by the GCABA on a regular basis will have a material adverse effect on our business.

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

We did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2004, 2005 and 2006. However, as experienced in 2007 and 2008, and expected for 2009, due to the government intervention into our business, the increase in demand for natural gas, the shortages in both supply and transportation capacity, and the negative effects derived from Resolution No. 599/2007 (as analyzed in "After a number of extensions, natural gas purchasing contracts expired on July 31, 2007. The execution of new contracts based on terms and conditions offered by the producers under Resolution No. 599/2007 of the Energy Secretariat could adversely affect our operations."), we may be unable to meet all gas demanded by our firm customers on certain days during the year (typically, reduced to the winter period). In such cases our License requires us to interrupt deliveries to our industrial and CNG customers before interrupting the supply to our residential customers. If after taking such actions we are still unable to supply our residential customers, our License requires that we declare a state of emergency and follow the instructions of ENARGAS and/or to adopt the decisions made within the frame of an Emergency Committee integrated by the intervening authorities and the transportation and distribution companies involved. If said interruptions occur and are attributable to us, after an administrative proceeding we might be imposed a fine of up to US$500,000 and eventually subject to the termination of our License. In addition, we may be exposed to liability for damages caused to our customers by such interruptions. If we are unable for any reason to supply gas demanded by our customers for a significant period of time, our financial condition and results of operations may be materially and adversely affected.

As later discussed under "Demand for our services is highly sensitive to weather conditions in Argentina" and "Our revenues may be adversely affected by increases in the supply of hydroelectric power", our revenues tend to be relatively higher in years with cold winters and lower levels of hydroelectric generation. Also, in the absence of unusual circumstances, our expenses in those years do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters and higher levels of hydroelectric generation. However, this may not be the case during 2009, because of possible increases in our expenses derived from shortages in gas and transportation supply, including:

  Insufficient long-term firm transportation capacity. Because of the increase in demand for natural gas, any increase in demand for natural gas due to cold weather, lower hydroelectric power generation or the lower cost of natural gas compared to other fuels could cause us to require more transportation capacity than that for which we have contracted.
  Power plant fines. Our contracts with our power plant customers permit us to interrupt the delivery of gas within certain limits. If we exceed these limits we are required to pay fines that grow in accordance with increases in the contracted volumes that we do not deliver. An increase in demand from our non-interruptible customers coupled with a shortage of gas due to supply or transportation constraints could result in a substantial increase in the fines we are required to pay our power plant customers in 2009.

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

In February 2004, the Executive Power issued Decree No. 180/04, which created a special trust fund for new transportation and distribution infrastructure; created the Electronic Gas Market to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets; replaced, amended and introduced terms and conditions of certain distribution categories; allowed the re-sale of distribution services by distribution users under certain conditions; and authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview." Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas payable by natural gas distribution companies at the point of entry of the transportation system. The agreement established in this Decree was promulgated by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 208/04.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was extended twice for an additional 180-day period each time through Decree No. 2,138/08 of December 14, 2008. We cannot assure you that this intervention will not result in additional regulations that could negatively affect our business in the near future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Changes in Regulations."

On September 1, 2008, ENARGAS issued Resolution I/409 which divided residential service tariffs into 8 new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd y R3-4th), according to each sub-category's annual natural gas consumption.

On November 27, 2008, the Executive Power approved Decree No.2,067/08 (published in the Official Gazette on December 3, 2008), which created the Trust Fund for Gas Imports ("Fondo Fiduciario para Atender a las Importaciones de Gas"), a fiduciary fund destined for the purpose of importing natural gas. This fund aims to complement the national gas program calling for a reduction in "cut days" and guaranteeing the supply of natural gas in the domestic market. However, we act only as an agent of the fund by applying a tariff charge to our customers to be deposited into the fund and we do not receive any profit from this tariff collection. Moreover, we can give no assurance that these tariff increases will not negatively affect our overdue receivables, and consequently, our results of operations.

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

We have filed appropriate appeals with respect to these matters, some of which have been rejected. Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could have a material adverse effect on our financial condition and results of operations. See Item 4: "Information on the Company-Business Overview."

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

In addition, the Company timely pays the Occupancy Rate to five other municipalities (Esteban Echeverría, Berazategui, Almirante Brown, Florencio Varela and Ezeiza) and since 2006 executed certain payment agreements to cancel accrued debts in this regard with said municipalities (except for Berazategui, with no accrued debt whatsoever) following legal actions initiated by them. We filed the pertaining requests before the ENARGAS for the approval of the pass-through to tariffs of the amounts paid to the municipalities.

We can give no assurance as to when ENARGAS will ultimately allow us to pass through these payments that we make to the GCBA and the municipalities, whether other jurisdictions may claim similar levies.

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Subsequently, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, based on the agreement between the Province and the Argentine government described above. The Province has requested that we pay an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers. We have declined to make the payment. For further information, see Item 8: Financial Information - Legal Proceedings. In March 2008, the Tax Authority of the Province of Buenos Aires notified us of three additional assessments for the period between January 2004 and October 2005. These claims are based, in almost equal proportions, on the above described increase of the tax rate and in certain differences upon assessing the corresponding taxable base (derived mainly from the liquids' processing business). We appealed both claims before the Province's Tax Court.

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

In addition, the regulatory framework establishes that cost varations resulting from changes in other items besides taxation (such as material gas purchase costs) shall be passed through to our tariffs.

In this regard, on September 19, 2008, the Energy Secretariat issued Resolution 1,070/2008 which approved an agreement with natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution 446/2008, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution 409/2008. ENARGAS Resolution 446/2008 also eliminated the daily differences which were previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution 466/2008 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

On December 23, 2008, ENARGAS issued Resolution 566/2008 which approved a new tariff schedule, incorporating an additional increase in the price of natural gas at wellhead into the tariffs for the following customer categories: R3-1st, R3-2nd, R3-3rd and R3-4th.

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

In August 2007, there was an incident (related to a manufacturing defect) on a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 and led to a reduction in the pressure of the steel main to 12 bar. The preliminary result of these evaluation tests indicates that this pipeline would need to be replaced. However, we have not yet finished the final tests on this steel main and, due to lack of available resources its replacement is not within our maintenance plan for 2009.

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

The agreements between us and the natural gas suppliers provided for in Resolution No. 208/04 expired on December 31, 2006, as well as the contracts between our gas marketer subsidiary, MetroENERGÍA, and the natural gas suppliers. In December 2006, these agreements were extended until April 30, 2007, and subsequently extended until the end of June 2007 to give time to natural gas suppliers to reply to the National Government's proposal

On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft of the "Agreement with Gas Producers 2007-2011", then ratified by the gas producers and in force as of August 1, 2007. This Agreement governs and regulates the supply of natural gas by producers to distribution companies (for the supply of residential users and small business), compressed natural gas or CNG, industries and power plants for the years ended December 31, 2008, 2009 and 2011, depending on the type of consumer, indicating the volumes, basins and point of entry to the transportation system to be observed by each producer. Due to different factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement do not cover our demand for transportation of natural gas to our residential customers.

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

While we believe it is unlikely that the take-or-pay provisions in our gas supply contracts will result in any significant liability for gas not taken we can give no assurance that such liability may not arise during 2009 or any subsequent years. See Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Current Gas Purchase Contracts" and Item 4: "Information on the Company-Business Overview-Commercial Contracts-Natural Gas Purchase Contracts-Take-or-Pay Obligations."

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

Our currently outstanding indebtedness contains numerous restrictive covenants which limit our financial flexibility. These restrictions, among other things, may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be obtained on acceptable terms.

Additionally, according to Argentine corporations' law, we can pay dividends in Pesos out of any undistributed profit, assuming our accounting is done according to Argentine GAAP. Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least US$75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract. We cannot guarantee that we can either generate sufficient funds to satisfy the repayment requirement or that our debt rate will allow us to pay dividends at any given time. As of March 2009, we have repurchased in the open market an accumulated amount of US$ 25.4 million of our Series 1 Notes.

The new Consumer Protection Law provides new and increased tools for consumers, including the possibility to initiate class action lawsuits and seek punitive damages, which could have a material adverse effect on our results of operation and financial condition.

The consumer protection law No. 24,240 and amendments (the "Consumer Protection Law") establish certain principles and rules in order to protect consumers. On March 12, 2008 the Executive Power enacted a new amendment to such law. No regulations under this amendment have been issued so it is unclear what impact it will have on our business. However, the amendment substantially modifies the Consumer Protection Law in various aspects such as fines and interest rates. For example, the new Consumer Protection Law specifically includes the services rendered by public utilities under the law; increases the maximum fines that can be applied against suppliers; grants the judges the ability to impose punitive damages against suppliers in favor of consumers; recognizes the consumer's associations capacity to engage in class actions in name of consumers and against suppliers; and reduces the default interest that suppliers can apply against consumers. In line with this amendment to Law No. 24,240, the Supreme Court of Argentine recognized class actions for the first time in relation to a protection of private email correspondence cause of action. These modifications and this Supreme Court precedent may substantially increase the risk of litigation against us as a supplier of natural gas and significantly reduce our collections regarding default interest all of which can adversely affect our financial condition and results of operation.

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

Our financial condition continues to deteriorate due to the delay in our license and tariff renegotiation process with the Argentine Government. This situation could result in our failure to comply with the Distribution License Basic Rules relating to our obligation to make all improvements to the Essential Assets in a reasonable period of time and to repair and maintain those Essential Assets that have completed their useful life.

As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate mains, regulators, valves, and meters in order to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps.524.9 million between 1993 and 2001.

In response to the Argentine economic crisis and the pesification and freezing of our tariffs, at the beginning of 2002 we refocused our strategy on short-term risks and challenges. Since then, our short-term strategy has aimed at working with the Argentine Government to expedite decisions and obtain tariff increases that ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for debt repayment. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 109.9 million between 2002 and 2005.

Considering the macroeconomic conditions prevailing in Argentina since the Argentine economic crisis (including inflationary pressures since 2004) and that almost ten years have passed since the last increase in distribution tariffs as a result of the delays in the license and tariff renegotiation process with the Argentine Government, our results of operations and financial condition have deteriorated and consequently our level of capital expenditures has been significantly reduced. During 2006, 2007 and 2008, our capital expenditures were approximately Ps.48.9 million, Ps. 62.9 million and Ps.84.2 million, respectively.

The outcome of our license and tariff renegotiation is uncertain both as to its timing and final form so we cannot assure you that the deteroriation of our operational and financial condition will not result in a failure to comply with the Distribution License Basic Rules relating to our obligation to make all improvements to the Essential Assets in a reasonable period of time and to repair and maintain those Essential Assets that have completed their useful life.

Our financial condition continues to deteriorate due to the delay in our license and tariff renegotiation process with the Argentine Government. If the new tariffs charts, including the increase in distribution tariffs agreed in the Transition Agreement signed with the UNIREN in October 2008, are not issued by the second half of 2009 we will probably face financial difficulties that will require us to activate various measures to preserve cash and enhance our liquidity. If such measures are not successful, we may be required to suspend payments of our outstanding indebtedness in the future.

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our License). We are currently negotiating with the UNIREN both the license contract and the tariffs that we may be able to charge in the future. See Item 3: "-Risk Factors Relating to Us.- We are currently renegotiating our license and tariffs with the Argentine Government. This renegotiation may result in new tariffs that do not cover our costs and may have a material adverse impact on our financial position. If we are unable to renegotiate tariffs that cover our costs we may incur operating losses ".

Considering that almost ten years have passed since the last increase in distribution tariffs as a result of the delays in the license and tariff renegotiation process with the Argentine Government, our results of operations and financial condition have deteriorated.

On October 14, 2008 we signed a Transition Agreement with UNIREN which was approved by our Shareholders. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs). However, we are not sure how much time it will take for ENARGAS to issue the new tariff schedules.

The outcome of our license and tariff renegotiation is uncertain both as to its timing and final form. If the new tariff schedules, including the increase in distribution tariffs agreed in the Transition Agreement signed with the UNIREN in October 2008 and approved by the Executive Power pursuant to Decree No. 234/2009, are not issued by ENARGAS by the second half of 2009, we are likely to have insufficient liquidity and will consequently be required to activate various measures to preserve cash and enhance our liquidity. These measures include refinancing some or all of our outstanding debt, obtaining additional financing, deferring the timing for certain of our estimated capital expenditures and/or further reducing operating expenses. Nevertheless, we cannot assure you that a refinancing would be possible or that any additional financing could be obtained on acceptable terms. If such measures are not successful, we may be required to suspend payments of our outstanding indebtedness in the future.

In addition, we would like to highlight that, as a result of Transportadora de Gas del Norte S.A.'s ("TGN") decision to suspend payment of its outstanding financial indebtedness at the end of 2008, ENARGAS issued a resolution (i) ordering an intervention of TGN for a period of 120 days, (ii) designating an auditor with co-management capacities over TGN, and (iii) ordering that TGN's corporate books be taken away from its head office. However, recently, the National Federal Administrative Court of Appeal issued an order (i) suspending the effects of the ENARGAS' resolution regarding the intervention of such company and the co-management capacities of the designated auditor, (ii) keeping the designated auditor in charge of all the activities that could reasonably affect the public services rendered by TGN and (iii) ordering ENARGAS to return to TGN its corporate books. Based on this recent precedent, we cannot assure you that, if we were to suspend payments on our financial indebtedness, ENARGAS would not take similar measures against us.

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

At December 31, 2008, Gas Argentino had approximately US$ 100.1 million, including accrued interest, in financial indebtedness. Gas Argentino informed us that on December 7, 2005 it executed an agreement with the holders of all of its financial indebtedness pursuant to which such holders would exchange all obligations related to such financial indebtedness for common stock of Gas Argentino equal to 30% of its equity and the transfer to such holders of all of our Class B Shares owned by Gas Argentino. The exchange was subject to, among other things the approval by ENARGAS and the approval of the Secretary of Interior Commerce with the prior agreement of the Argentine Anti-trust Authority ("Comisión Nacional de Defensa de la Competencia" or "CNDC"). The aforementioned agreement also included a bondholders' option to terminate that agreement if, at December 7, 2006, the closing of the debt restructuring had not occurred. While ENARGAS' approval was obtained, the CNDC's resolution, and consequently the Secretary of Commerce authorization, was pending. On May 15, 2008, Marathon Master Fund Ltd. and Marathon Special Opportunity Master Fund Ltd., one of the holders of part of its financial indebtedness, notified Gas Argentino that they were terminating the agreement, and therefore, debt, including both principal and interest, remains outstanding and Gas Argentino must start a new restructuring process with its creditors.

In August and November, 2008, three different entities claiming to be holders of bonds of Gas Argentino initiated judicial proceedings against the latter which included, among other injunctive measures, attachments on our shares held by Gas Argentino. Gas Argentino has rejected these claims and the matters are pending resolution in the Argentine Courts.

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

Gas Argentino's only source of funds for the payments of its obligations is dividends paid by us. However, our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least US$75 million of our outstanding debt.

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

In line with the regulatory changes that were made in the gas sector as from the issuing of Executive Orders No 180 and No 181 in 2004, dated May 23, 2005 and December 22, 2005, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, respectively. Such resolutions established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

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

One of the main objectives of MetroENERGÍA was to attract those industrial and commercial customers who, until September 1, 2005, January 1, 2006, and March 1 2006, purchased natural gas together with transportation and distribution from us, and who, as a result of Resolutions 752/05 and No. 2,020/05, must do so from a different supplier.

During 2007, MetroENERGÍA, entered into contracts for supplying natural gas with different producers in order to supply customers who have to purchase gas from third-party suppliers. These contracts, which were originally due between December 31, 2006 and September 30, 2007 were renewed until December 31, 2009 considering volumes established in the Energy Secretariat's Agreement with Natural Gas Producers 2007-2011.

These gas supply agreements are aimed at large customers, electric power plants and customers from General Service "G" and from General Service "P", with consumption not only in our distribution area but also in the rest of the country.

Additionally, MetroENERGÍA had signed invoicing and collection agreements, which were originally effective until May 2008 and have now been renewed until May 2009, with some gas producers for selling natural gas to CNG stations in the scope of the Mechanism of Natural Gas Allocation under Resolutions No. 752/05, No. 2020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Actions carried out through MetroENERGÍA allowed us to retain most of the industrial and commercial customers, thus being able to both maintain the participation of this category of customers within our sales portfolio and gain new customers outside our distribution area. No assurance can be given if MetroENERGÍA will be able to continue retaining those customers.

    INFORMATION ON THE COMPANY
        History and Development of the Company

        General

        We were formed on November 24, 1992 as a sociedad anonima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

        Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54-11) 4309-1434. As of December 31, 2008, we employed approximately 1,021 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

        As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps.524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our License provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 109.9 million between 2002 and 2005. During 2008, 2007 and 2006, our capital expenditures were approximately Ps.84.2 million, Ps.62.9 million and Ps.48.9 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

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

        Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine Government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia that purchased them. The Argentine Government retained a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine Government has sold much of such retained ownership in certain privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine Government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada, or the "PPP." See Item 7-"Major Shareholders and Related Party Transactions-Major Shareholders."

        The Argentine Government promulgated detailed bidding procedures governing the privatization of Gas del Estado. The Pliego contained these procedures, which required that the bidding group for a gas distribution company include, among its members, a designated technical operator with experience in operating a gas distribution company serving at least 500,000 residential customers. The technical operator was required to enter into a technical assistance agreement under which it would provide us with, among other things, certain technical and managerial assistance. See "-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

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

        The Consortium formed Gas Argentino, to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders." British Gas plc, or "British Gas," qualified as the technical operator, or the "Technical Operator," of the Consortium. See "-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

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

        The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 22.2% of the total deliveries made by all gas distribution companies in 2008. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.4% of the total deliveries made by all gas distribution companies in 2008; it serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.7% of the total deliveries made by all gas distribution companies in 2008; it serves the market area generally covering southern Argentina. Gasnor S.A. is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 10.6% of total deliveries made by all gas distribution companies in 2008; it serves an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are BAN, Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (covering the northwest of the Province of Buenos Aires) and Gasnea S.A. (serving the northeastern Argentina).

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

        Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets. Moreover, a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing, and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead prices of gas in Argentina for a temporary period of one to two years beginning in June 1992, with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at US$0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, the price of gas was deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas we paid increased. However, the enactment of the Emergency Law in 2002 (See Item 4: "Information on the Company- Regulatory Framework - ENARGAS - Current Tariffs") negatively impacted the natural wellhead prices of gas. Since mid-2004, the wellhead prices of gas for industrial consumers, thermal power generators and CNG stations have been gradually adjusted. On the other hand, it was not until 2008 that natural gas wellhead prices for residential and small commercial consumers were increased (which marked the first increase since 2002 for these consumers). Currently, the natural gas wellhead prices remain regulated in most cases.

        Supply of and Demand for Natural Gas

        Natural Gas Consumption and Demand

        World demand for natural gas has increased significantly in recent years. Natural gas is distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages compared to other energy sources because of its lower by product discharges. A 2008 United States Energy Information Administration international energy outlook forecasted a 50% increase in worldwide energy requirements from 2005 to 2030 and a 53% increase in worldwide natural gas consumption for the same period.

        Argentina has a well-developed natural gas market, where natural gas constitutes approximately 52% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 31.3 BCM (1,104 BCF) in 2008. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

        The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:

        Consumption of Natural Gas

	1990	2000	2004	2005	2006	2007	2008
Residential
MMCM	4,346	6,967	6,910	7,432	7,398	9,000	8,521
BCF	153	246	244	262	261	318	301
Commercial
MMCM	521	1,053	1,119	1,109	1,102	1,241	1,207
BCF	18	37	40	39	39	44	43
Industrial
MMCM	6,114	8,055	8,771	9,169	9,741	9,843	10,028
BCF	216	284	310	324	344	347	354
Electric power plants
MMCM	5,319	7,141	7,199	7,213	7,779	7,856	7,789
BCF	188	252	254	255	275	277	275
Government entities
MMCM	1,054	340	369	403	370	422	402
BCF	37	12	13	14	13	15	14
CNG(a)
MMCM	218	1,677	3,044	3,167	3,043	2,858	2,728
BCF	8	59	108	112	107	101	96
Others
MMCM	207	293	405	454	482	583	588
BCF	7	10	14	16	17	20	21
Total
MMCM	17,779	25,526	27,817	28,947	29,915	31,803	31,263
BCF	627	901	982	1,022	1,056	1,122	1,104

        __________

        Notes:

        (a) Primarily used for automobiles.

        Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data 2000, 2004, 2005, 2006, 2007 and 2008 were compiled from information provided by CAMMESA and ENARGAS.

        Gas Supplies

        In 2007, Argentina had proven natural gas reserves estimated at 441,974 MMCM (15,608 BCF) with an estimated reserve life of nine years. In 2006, Argentina's proven natural gas reserves were estimated at 446,156 MMCM (15,755 BCF) with an estimated reserve life of nine years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 50,309 MMCM (1,777 BCF) in 2008, 50,994 MMCM (1,801 BCF) in 2007 and 51,830 MMCM (1,830 BCF) in 2006. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen, and Austral, which together contain approximately 90.6% of Argentina's proven natural gas reserves and accounted for approximately 90.0% of Argentina's natural gas production in 2008. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See "-Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquen, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquen, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2008, approximately 66% originated in the Neuquen basin, and the remaining 34% was originated in the Austral and Golfo San Jorge basins.

        Argentine natural gas reserve data is estimated as of December 31, 2007 and production data is estimated as of December 31, 2008. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

        Gas Producing Basins

Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)
		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	194,325	6,863	29,433	1,039	7
Noroeste	Salta, Jujuy, Formosa (northwest)	83,284	2,941	6,880	243	12
Austral	Tierra del Fuego, Santa Cruz (south)	122,799	4,337	8,975	317	14
Golfo San Jorge	Chubut, Santa Cruz (south)	41,047	1,450	4,964	175	8
Other Areas		519	18	58	2	9
Total		441,974	15,609	50,310	1,776	9

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

        Source: Argentine Energy Secretariat 2008 and 2007 annual report.

        Total Domestic Production. Total Argentine natural gas production during 2008 was 50,309 MMCM (1,777 BCF), a decrease of 1.3% over 2007. At December 31, 2007, total Argentine natural gas proven reserves were 441,974 MMCM (15,608 BCF).

        Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2007, the Neuquen basin accounted for approximately 44.0% of the Argentina's proven natural gas reserves. In 2008, the Neuquen basin produced an aggregate average of 80.6 MMCM (2.8 BCF) of natural gas per day, or 58.5% of the total Argentine natural gas production.

        Noroeste Basin. At December 31, 2008, the Noroeste basin in northwestern Argentina produced an average of 18.9 MMCM (0.7 BCF) of natural gas per day, or 13.7 % of total Argentine natural gas production. As of December 31, 2007, this basin accounted for approximately 18.8% of Argentina's proven natural gas reserves.

        Austral and Golfo San Jorge Basins. At December 31, 2008, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 38.2 MMCM (1.4 BCF) of natural gas per day, or 27.7% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2007 accounted for approximately 27.8% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

        Business Overview

General

We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2008 annual report. We have over 2.1 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado. We are one of the largest publicly traded natural gas distribution companies in North and South America in terms of customers served.

The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2008, sales of natural gas to residential customers accounted for approximately 46.1% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-Our History and Development-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results."

Our distribution system consists of approximately 16,190 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

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

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2008, we downsized from 2,021 to 1,021 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

MetroENERGÍA

In February 2004, the Executive Power issued Decree No. 180/04 authorizing the natural gas distributors to have a controlling stake in natural gas markets. See Item 3: "Key Information - Risk Factors - Risk Factors related to Us - We operate in a highly regulated industry and changes to the regulatory framework may have a material adverse effect on our financial performance and results of operations."

Consequently, within the framework of Decree No. 180/04's Section 28 and in response to Resolution No. 752/05 and the following modifying resolutions, we created MetroENERGÍA S.A. with the goal of indirectly servicing large gas users and gas transporters, since the prohibited direct service thereto. In July 2005, ENARGAS granted approval to operate MetroENERGÍA as a natural gas trading transportation service company. We currently own 95% of the capital in MetroENERGÍA, with BG Argentina S.A., "BG Argentina," and YPF Inversora Energetica S.A., "YPF Inversora," as the holders of the remaining 2.73% and 2.27%, respectively.

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

Additionally, MetroENERGÍA had renewed invoicing and collection agreements, effective until April 30, 2009 with some gas producers for selling natural gas to CNG stations in the scope of the Mechanism of Natural Gas Allocation under Resolutions No. 752/05, No. 2,020/05 and No. 275/06.

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

Since MetroENERGÍA entered into purchase contracts with natural gas producers, it was possible for the Company to sign Gas Supply Agreements with industrial and commercial customers inside and outside of our distribution area at renewed prices and volumes.

Revenues

Our consolidated sales during the year ending December 31, 2008 decreased by 5.7%, amounting to Ps.901.6 million compared to Ps. 955.9 million in the previous year. The sales decrease during the year ending December 31, 2008 derived from MetroENERGÍA's sales decrease amounting to Ps. 7.1 million and from our gas sales amounting to Ps. 46.0 million, (principally to residential customers).

MetroENERGÍA's trading of natural gas on its own behalf amounted to 51.2% of its operations; trading natural gas on behalf of third parties amounted to 48.8%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" in the Statement of Operations.

The following table illustrates certain information regarding our services to our customers during 2008:
	Information Regarding Services to Customers in 2008
	Volume	Volume	Percentage	Sales	Percentage	Number of
			Of	(in millions	of
Category of Customer	(MMCM)	(MMCF)	Volume (a)	of Pesos)	Sales	Customers (b)
MetroGAS
Gas Sales
Residential	1,877	66,289	22.5	415.5	46.1	2,063,795
Industrial, commercial and governmental	544	19,211	6.5	92.0	10.2	79,988
Transportation and Distribution Services
Electric power plants	3,651	128,937	43.7	79.3	8.8	5
Industrial, commercial and governmental	976	34,470	11.7	67.8	7.5	459
Compressed natural gas	584	20,659	7.0	40.1	4.5	354
Processed natural gas	106	3,754	1.3	36.9	4.1	1
Other Gas Sales and Transportation and Distribution Services	616	21,743	7.3	46.7	5.2	10
Subtotal MetroGAS	8,355	295,042	100.0	778.2	86.4	2,144,612
MetroENERGÍA
Sales on own behalf	472	16,676	100.0	115.6	12.8	930
Selling commission	-	-	-	7.7	0.8	-
Subtotal MetroENERGÌA	472	16,676	100.0	123.3	13.6	930

Total				901.6	100.0	-

__________

Notes:

(a) Percentages of all gas delivered.

(b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

Residential Customers

We provide service to more than 2.1 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2007, sales to residential customers accounted for approximately 23.5% of the volume of natural gas we delivered and 44.2% of our sales; during 2008, sales to residential customers accounted for 22.5% and 46.1% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers decreased from approximately 2.0 BCM (71 BCF) in 2007 to approximately 1.9 BCM (66 BCF) in 2008. We added 39,615 and 41,988 (net) new residential customers in 2007 and 2008, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our License, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

Pursuant to Decree No. 181/2004, residential service tariffs were divided into three categories (R1, R2, and R3), according to the level of gas consumption. The same tariffs were to apply to transportation and distribution services consumed by all three categories of residential customers until the renegotiation process for public services tariffs was completed. Upon completion of said renegotiation, different tariffs were established for each category of residential customer according to their respective level of natural gas consumption.

On September 1, 2008, residential service tariffs were divided into 8 new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd y R3-4th), according to each sub-category's annual natural gas consumption.

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004, pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged for their consumption of natural gas. In 2004, users, who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003, received a discount equal to 10% to 12% on the cost of their annual natural gas consumption; users, who consumed above 95 percent of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users, who consumed less than 90 or 95% of the amount of gas they consumed during an equivalent period in 2003, depending on the type of user, and adjusted for the average temperature during each period, received a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption is above 90 or 105%, depending on the type of user, paid a surcharge on the gas they consume over those levels. The program is effective from April 15 until September 30 each year. This period however, could be modified by the Energy Secretariat as the program evolves. These resolutions were similarly applied in 2006 and 2007.

In 2008, ENARGAS instructed us, through Notes No. 9,200/2008, No. 9,314/2008 and No. 9,921/2008, not to apply the program described above between April and September 2008 under the conditions laid out for 2008. Instead, we were instructed to apply the program under the terms and conditions in force for 2007, as a result of the large number of claims made by consumers affected by the Program. As explained by ENARGAS, the increasing number of complaints led it to begin a comprehensive examination of the Program. As a result of said instruction from ENARGAS, we were compelled to re-invoice the Program and/or give back credit balances in certain cases.

On June 8, 2005, ENARGAS temporarily approved through Resolution No. 3,208, the tariff chart (expressed in Pesos) applicable from May 1 to June 30, 2005. On July 12, 2005, ENARGAS temporarily approved through Resolution No. 3,227, a new tariff chart that replaced the one approved by Resolution No. 3,208, applicable from May 1 to June 30, 2005.

On March 21, 2006, ENARGAS, in Resolution No. 3,462 temporarily approved the tariff chart applicable retroactively from July 1, 2005, that contained the values of the price of gas at wellhead, as a result of the agreement signed between the Energy Secretariat and natural gas producers for the implementation of the schedule for the normalization of the price of gas at points of entry into the transportation system.

Pursuant to ENARGAS Resolution No. I/446 issued on October 10, 2008, new tariffs were established for customers applicable from September 1, 2008, except for compressed natural gas or CNG, for which the new tariffs were to be applied from October 1, 2008. On December 23, 2008, we were notified, through Resolution No. I/556, of the new tariff charts to be applied from November 1, 2008. However, the new tariff charts do not provide for making up for the distribution service tariffs.

Power Plants

Sales of transportation and distribution services to power plants decreased by 5.4% during the year ended December 31, 2008 as compared to the previous year, mainly due to the 3.2% decrease in gas volumes delivered and to the decrease in the average price of said services.

Our contracts with electric power plants usually contain provisions, known as ship-or-pay provisions, which require the power plant to pay for reserved transportation capacity whether or not used. The ship-or-pay provisions guarantee us a minimum income.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants greater operating efficiency will increase their dispatch under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason, and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has remained at a steady rate. The following combined cycle plants located in our service area have been our customers since the following dates: Central Termica Buenos Aires ("CTBA")-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001, we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside of our service area. In the course of 2008, we signed a contract with GENELBA to provide transportation services from June 1, 2009 through December 31, 2019.

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

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased by 5.9% between 2005 and 2006, and by 4.0% between 2006 and 2007. However, the reduction of economic activity in Argentina led to a 24.0% decrease in electricity consumption during 2008 as compared to 2007.

According to CAMMESA, of Argentina's total electricity consumption during 2008, about 81.0% was generated by thermal power plants; approximately 8.3% was generated by hydroelectric power plants; approximately 8.5% was generated by nuclear power plants; and about 2.2% was imported.

Industrial and Commercial Users and Government Entities

Our sales to industrial, commercial, and governmental customers decreased by 2.9% during the year ending December 31, 2008 compared to the previous year, mainly due to the 4.3% decrease in gas volumes delivered to this customer category, which was partially offset by an increase in the last quarter of 2008 as a result of revenues generated from the gas component tariff. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof.

Industrial customers that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service includes a transportation charge per unit consumed, a fixed charge per invoice, and a demand charge. Our demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

Smaller industrial users that consume a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service ("SGG"). The related tariff includes a demand charge, a distribution charge, transportation charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

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

In light of Resolution No. 752/05, modified by Resolution Nos. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place in the last months of 2008, extending our sales to December 31, 2009.

We also supply gas to minor commercial and industrial users (e.g., restaurants, hotels and small industries) that consume less than 0.18 MMCM (6 MMCF) per year. These users receive small volume general service which is available to any nonresidential user. The tariff for this distribution and transportation service consists of a charge per unit of consumption, with three different rate categories based on the customer's usage, as well as a fixed charge per invoice.

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

Compressed Natural Gas ("CNG") Service

Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations.

Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/2004. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge. The volume of transportation firm capacity of the segment decreased by 3% with respect to the volumes contracted for in December 2007 (from 2.68 MMCM to 2.59 MMCM per day).

Our transportation and distribution sales to CNG stations decreased by 2.6% during the year ending December 31, 2008 compared to the previous year, mainly due to the decrease of 4.8% in gas volumes delivered to this customer category.

During 2008, one auction for providing natural gas to a CNG refuelling station was done. The total amount of natural gas assigned to CNG stations was 2.21 MMCM per day, a reduction of 10% from the volumes assigned of December 2007 (2.45 MMCM per day). Also, during 2008, gas distribution companies had to represent CNG filling stations in their natural gas applications before the Electronic Gas Market ("EGM"). This auction for the purchase of natural gas by CNG filling stations within EGM occurred in May 2008 and is effective up to April 2009.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahia Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2008 increased by 23.5% compared to the previous year, mainly due to the increase in the average price.

MetroENERGÍA sales

MetroENERGÍA's natural gas sales decreased from Ps. 161.8 million during the year ending December 31, 2007 to Ps. 115.6 million during the year ending December 31, 2008, mainly as a result of a decrease in volumes delivered to customers. Gas volumes delivered by MetroENERGÍA corresponding to sales on their own behalf amounted to 472.2 MMCM during the year ending December 31, 2008, compared to 836.1 MMCM during the year ending December 31, 2007.

Commission for MetroENERGÌA's operations on behalf of third parties increased slightly from Ps.7.5 million during the year ending December 31, 2007 to Ps. 7.7 million during the year ending December 31, 2008.

MetroENERGÍA has renewed and increased invoicing and collections arrangements with main natural gas producers for trading of natural gas on their own behalf and on behalf of third parties to be delivered to CNG filling stations allocated as a result of said auction. The volume managed through MetroENERGÍA in 2008 to CNG was in the order of 67.3 MMCM on its own behalf and 517.4 MMCM on behalf of third parties.

Throughput Experience

Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2004, 2005, 2006, 2007 and 2008, our load factors were 98.3%, 95.8%, 98.7%, 100% and 96.8%, respectively.

As of December 2008, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted to Bahia Blanca, which is used to recover the heat after the generation of subproducts, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

During 2005, 2006, and 2007, the production of gas was insufficient to meet local demand as a result of the gas and electricity supply bottleneck that Argentina has faced since 2002. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors gas that was originally destined for exports and electric generation to use for their clients. These resources were utilized by all distributors (except us), which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we implemented, (of buying gas for the long-term, spot prices, and long-term for transportation), has allowed us to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. The state of emergency continued during 2008. As a consequence of these shortages, we had to suspend service to CNG and industrial consumers within our service area for a couple of days to meet our residential customers' demand.

Since 2006, we have had an aggregate firm transportation capacity for distribution and liquids processing of 24.6 MMCM (869 MMCF) per day. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993, when we struggled to meet non-interruptible residential demand; this legal obligation under our License, if not fulfilled, could result in significant penalties on us, including, in certain circumstances, revocation of our License. See Item 4: "-Regulatory Framework-The Gas Act and Our License-Penalties and Revocation." Since we have no gas storage facilities available, we strategically decided to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.83.8 million at December 31, 2008, Ps.61.0 million at December 31, 2007, and Ps.47.2 million at December 31, 2006. As of December 31, 2008, we had a reserve of Ps.13.9 million against past due receivables.

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

All of our high and intermediate-pressure systems are of welded steel construction, approximately 90% of which are under 40 years old. Approximately 50% of the medium-pressure system is constructed of welded steel and approximately 50% is constructed of polyethylene. Approximately 86% of the steel medium-pressure system is less than 25 years old, and over 93% of the entire medium-pressure system is less than 30 years old. The age of these systems is relatively new by industry standards. The low-pressure system is almost completely made of cast iron, approximately 90% is less than 50 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16,190 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 342 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

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

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2008, we handled all gas leaks reported by the public that were classified as high priority within the first two hours of their being reported. We handled 99% of those high priority leaks within an hour of their being reported, as compared to 98% in 2007.

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

To improve the reliability of our gas distribution network, we engaged in many pipeline link projects and installed two new regulatory pressure stations during 2008. These improvements led to our distribution capacity increasing to 6.000 CM/h per day.

We continue replacing older, mainly cast iron, mains. In addition, in 2008 we replaced small sections of a high pressure pipeline which were considered insecure. We continue to monitor our maintenance program primarily through our regulatory pressure stations, which allow us to reduce our operative risk while at the same time increasing our network's reliability. Replacement priority is given on the basis of the level of the associated risk.

We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 77 key district governors, which enable us to adjust pressure settings more rapidly.

In August 2007, there was an incident (related to a manufacturing defect) on a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 and led to a reduction in the pressure of the steel main to 12 bar. The preliminary result of these evaluation tests indicates that this pipeline would need to be replaced. However, we have not yet finished the final tests on this steel main and, due to lack of available resources, its replacement is not within our maintenance plan for 2009.

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

The Gas Act and our License contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License." Tariff adjustments based on price of gas changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions; ENARGAS had partially denied or delayed tariff increases that we requested based upon price increases that we contracted with our gas suppliers for. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been, and continue to be, subject to adverse tariff adjustments determined by ENARGAS, the Regulatory Authority."

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

The Wintershall Energia S.A. contract, which expires on January 1, 2011, provided us with 1.20 MMCM (42 MMCF). Prices agreed under this contract were renegotiated in accordance with the terms of the 2004 Agreement. Since August 2007, the volume was modified according Res. SE 599/07 up to an average daily of 0.32 MMCM.

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

On September, 2008, the Energy Secretariat reached an agreement with natural gas producers, and issued Resolution SE No. 1,070/08, which (i) increased the price of gas and consequently the margin of gas producers, especially the margin to come from gas distribution sales to residential customers and (ii) establishes new segment prices (some of which have been modified since November 2008 by means of Resolution SE No. 1,417/08).

The following table sets forth the daily aggregate amount of natural gas we may purchase under long-term contracts as of December 31, 2008, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

Daily Contract Volumes and Take-or-Pay Obligations

	2009		2010
Daily Contract	MMCM	MMCF	MMCM	MMCF
Volumes
Summer (Oct.-April)	0.19	6.56	0.19	6.56
Winter (May-Sept.) (a)	0.50	17.54	0.50	17.54
Daily Take-or-Pay Contract Volumes
Summer (Oct.- April)	0.17	6.00	0.17	6.00
Winter (May-Sept.) (a)	0.45	15.89	0.45	15.89

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

Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003, we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements, we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement, we renegotiated our gas supply contracts. See "-Current Gas Purchase Contracts." Our take-or-pay commitments through 2008 under those gas purchase contracts required us to pay an average 90% of the cost of gas that we are entitled to purchase under such contracts. No payments have been made under these take-or-pay commitments.

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

Since early 1999, we have been purchasing gas in the spot market; since May of the same year, we have taken advantage of Executive Decree No. 1,020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. During 2006, 2007 and 2008, we did not make any gas purchases in the spot market.

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

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2008, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007 and 2008. See Item 4: "-Final Transportation Balance."

Decree No. 180 and the regulations issued thereunder to date establish an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Additional regulations were imposed by the Ministry of Planning Resolution No. 185/2004 (published in the Official Gazette on April 20, 2004), which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/2004 to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 CM/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply our firm customers. This award became available in the second half of 2005.

Overall Transportation Rights

As of December 31, 2008, we had contracted for aggregate firm transportation capacity of 24.58 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of December 31, 2008, we had available firm transportation capacity with TGS of 22.04 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See "-Business Overview-Revenues-Processed Natural Gas Service."

Our other contracts with TGS provide us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquen basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquen basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin; 0.10 MMCM (3 MMCF) of gas per day from the Neuquen basin; 0.51 MMCM (18 MMCF) of gas per day from the Neuquen basin; 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz; 0.01 MMCM (0.2 MMCF) from Neuquen basin to the city of Bahia Blanca in the province of Buenos Aires; and 0.16 MMCM (6 MMCF) from Tierra del Fuego to the province of Buenos Aires. These latter two contracts expire in December 2009 and June 2020, respectively.

In addition, we have six interruptible transportation contracts with TGS for a total of approximately 16.5 MMCM (583 MMCF) of gas per day. The first contract provides for interruptible transportation capacity of up to 6.5 MMCM (230 MMCF) of gas per day on the Neuba II pipeline. That contract expired on August 31, 1997, but it remains in effect pursuant to our exercise of an annual renewal clause. The second contract provides for interruptible transportation service for 3.0 MMCM (106 MMCF) of gas per day. This contract became effective in May 1997 and expires in May 2014. The third contract provides for interruptible transportation capacity of up 1.0 MMCM (35 MMCF) of gas per day. This contract became effective in June 1996 and expired in June 1997, but it remains effective pursuant to an automatic annual renewal clause. The fourth contract allows interruptible transportation service for 2.0 MMCM (70.6 MMCF) of gas per day. This contract became effective on June 1, 1999 and expired on June 1, 2000, but it remains in effect pursuant to an automatic annual renewal clause. The fifth contract provides for interruptible transportation service for 1.0 MMCM (35 MMCF) of gas per day. This contract became effective on May 2, 2000 and expired on May 2, 2001, but it remains effective pursuant to an automatic annual renewal clause. The sixth contract provides for interruptible transportation service of up to 3.0 MMCM (105.94 MMCF) of gas per day. This contract became effective on April 25, 2005, but it remains effective pursuant to an automatic annual renewal clause.

TGN Transportation Rights

As of December 31, 2008, we had available firm transportation capacity with TGN of 2.54 MMCM (89 MMCF) of gas per day.

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

In addition, we have five interruptible transportation contracts with TGN for a total of approximately 10.65 MMCM (376 MMCF) of gas per day. The first contract provides for interruptible transportation capacity of up to 0.45 MMCM (16 MMCF) of gas per day. That contract expired on July 29, 2008, but it remains in effect pursuant to an annual renewal clause. The second contract provides for interruptible transportation service for 5.0 MMCM (177 MMCF) of gas per day. This contract became effective on July 1, 2003 and expired on July 1st 2004, but it remains in effect pursuant to an annual renewal clause. The third contract provides for interruptible transportation service of up to 4.0 MMCM (141 MMCF) of gas per day. This contract became effective in March 26, 2007 and expired on April 2008, but it remains effective pursuant to an automatic annual renewal clause. The fourth and fifth contracts provide for interruptible transportation service of up to 0.6 MMCM (21 MMCF) of gas per day, respectively. These contracts became effective on December 28, 2007 and expired on April 30, 2009, but they remain in effect pursuant to automatic annual renewal clauses.

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

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 23.6 MMCM (833 MMCF) per day from May through September 2007 and 2008, we contracted for aggregate firm transportation capacity of 24.6 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during the winters of 2007 and 2008. During the 2008 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 96.8%, 100.0%, and 98.7% for 2008, 2007, and 2006, respectively.

Agreements with BG Group

We had a number of agreements with BG International Limited, a subsidiary of BG Group, with respect to BG Group's role as our Technical Operator.

Technical Assistance Agreement

BG Group provided technical assistance to us as Technical Operator under the terms of an eight-year technical assistance agreement called the "Technical Assistance Agreement," which originally was dated December 28, 1992 and was renewable with the consent of both parties. The Technical Assistance Agreement required BG Group to provide services, including advising us on: (i) replacement, repairs, and renovation of facilities and equipment to ensure that the performance of the system accords with standards of prudent companies with good reputations; (ii) preparation of performance evaluations, operating cost analyses, and construction assessments, along with advice related to budget control; (iii) safety, reliability, and efficiency of system operation and gas industry services; (iv) compliance with applicable laws and regulations relating to health and safety, pollution, and the environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforementioned services; and (viii) the design and implementation of a management information and inspection system for all major aspects of natural gas distribution.

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

The Technical Assistance Agreement also provided for BG Group to make its employees available to us for either long-term employment, in accordance with the Manpower Supply Agreement discussed below, or for the purpose of providing advice or implementing such advice. Advice was provided at no cost if we reimburse of direct expenses incurred by BG Group, including travel and living expenses incurred by BG Group employees providing such advice. The fees and other disbursements of BG Group under the Technical Assistance Agreement and the Manpower Supply Agreement were to be paid out of our revenues prior to the declaration and payment of dividends.

The shareholders of Gas Argentino provided resources and personnel that can assist the Technical Operator in performing its duties under the Technical Assistance Agreement. BG Group agreed to compensate YPF for any such collaboration out of the funds received by it under the Technical Assistance Agreement. We have benefited from BG Group's experience as an operator in the natural gas industry.

Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps.1 per U.S. Dollar, plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment," to the Technical Assistance Agreement, which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps. 0.36 million, adjusted by CER, or the "Fixed Management Fee," and (b) 7% of our net profits, or the "Profit Fee," if a financial debt restructuring is achieved. The Amendment also established the following: from the fiscal year in which the Profit Fee is higher than Ps. 3 million adjusted by CER as of March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment loses further effect. In addition, we shall make annual payments of an amount equal to the Fixed Management Fee of Ps.3 million adjusted by CER as of March 1, 2002, less any payments made pursuant to the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

On December 28, 2008 the Technical Assistance Agreement between BG Group and us expired. BG Group considers that, during the years the agreement was in force, we acquired the necessary technical knowledge to assure the reliability, safety and efficiency of our gas distribution services. Consequently, the contract has not been renewed and BG Group is no longer our Technical Operator. This decision was approved by our Board of Directors on March 6, 2009.

Personnel Supply Agreement

A Personnel Supply Agreement was entered into in July 24, 2002 between BG Argentina S.A. with an automatic renewal at the end of each term. Pursuant to this agreement, BG Argentina is required to provide highly trained personnel for management and operational positions on a monthly fee basis to be calculated pursuant to the costs that BG Argentina incurs while providing these services.

Bypass Rights and Competition

As discussed under Item 3: "Key Information - Risk Factors - Our revenues may be adversely affected by the right of our clients to bypass our transportation services," large users of natural gas within our service area are permitted to contract directly with other parties for the sale of natural gas (provided they provide us and ENARGAS with three months notice) as well as supply of natural gas. However, if such users utilize our distribution system, they must pay us a tariff. These users may also build their own transmission systems and thereby completely bypass our services, in which case we would not be entitled to any fees. Users wishing to completely bypass our system face significant impediments to doing so, including significant expenses in building and maintaining connection lines and limited access to firm transportation capacity.

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

We have built strong working relationships with many of our major customers and are implementing contracting policies that discourage attempts by them to bypass our systems. It is possible that some customers will bypass our services completely or require us to further unbundle our services in a manner that could affect our margins adversely. It is also possible that ENARGAS will reduce the minimum volume of gas that is required for a customer to purchase transportation capacity directly from the transporter. On June 1, 2000, ENARGAS issued Resolution No. 1,748/2000, which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users. The Resolution permits users of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis; it also allows users of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any proposed bypass was reduced from six to three months. On December 15, 2000, we objected to these changes by filing for an administrative proceeding. This matter has not yet been resolved.

Alternative energy sources, primarily fuel oil for power plants and LPG for residential and smaller commercial users, are substitutes for natural gas. The natural gas in Argentina historically has provided natural gas with a large cost advantage over fuel oil. Certain power plant users have agreed to take a minimum amount of gas at discounts from the maximum tariffs during warmer months when residential demand is weaker, lower and we agreed to deliver a minimum volume of gas to these power plants on an interruptible basis. The agreement calls for penalties based on the excess cost of fuel oil if we fail to meet our commitments. Natural gas is significantly less expensive than LPG and offers residential and smaller commercial users a significant reduction in fuel costs.

In addition, CAMMESA has lobbied forcefully to secure transport capacity for power plants. If CAMMESA ultimately succeeds in this lobbying effort, our services may be bypassed and we could be materially and adversely affected.

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

To ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been successfully re-certified in March 2007 and maintained during 2008.

Insurance

As of December 31, 2008, we maintained insurance coverage for third-party loss and casualty for up to US$50 million. Our physical assets were insured for up to US$77.9 million. We believe that our insurance coverage corresponds with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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

Our License may only be revoked by the Argentine Government and then only upon ENARGAS' recommendation. Our License specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other case, the failure must be due to reasons attributable to us. The Argentine Government also may be terminate our License if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (see Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our License, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our License without ENARGAS' approval. Additional events, which will result in the cancellation of our License, include a gross failure by us to make mandatory investments or to meet our other obligations under our License, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our License requires that we receive notice and an opportunity to cure before termination. The Argentine Government has issued Decree No. 1,834/2002, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our License. This date was extended to December 10, 2004 by Decree No. 1,293/2003 and further extended by Decree No. 540/2005 to December 31, 2005. We cannot guarantee that the suspension of this provision of our License will remain in effect after that date.

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

Upon termination of our License, the Argentine Government may appoint an interim operator to provide the licensed services until a new licensee is appointed. The fees and expenses incurred by an interim operator shall be borne by us. Subject to judicial review, we will not be entitled to any payment for loss of profit or in consideration for the interim operator's use of our property.

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

On May 21, 2007, the Argentine Government issued Decree No. 517/07 by which it began an intervention into ENARGAS for a period of 180 days. The intervention led to the appointment an Intervenor to replace ENARGAS' board of directors and was successively extended through Decrees 1,646/2007, 953/2008 and 2,132/2008, each for an additional period of 180 days; it is currently in effect until May 10, 2009. This intervention may or may not affect our business area negatively in the immediate future.

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

Tariffs

The regulatory framework establishes various classes of service with its corresponding tariffs. The Gas Act and our License establish the mechanism for setting the tariffs for each service class. The Gas Act provides that the tariff for natural gas, which we may charge to end users, includes the following: (i) the price of gas purchased; (ii) the transportation tariff for transferring gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS.

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

On January 30, 2003, ENARGAS issued Resolutions Nos. 2,787 and 2,788, providing for new tariffs applicable to Distribution and Transportation services in accordance with the adjustment established by Decrees Nos. 120/03 and 146/03. These tariff schedules were identical to those established in December 2002 by Resolutions 2,763 and 2,764, which were based on Decree No. 2,437. On February 27, 2003, ENARGAS issued a precautionary measure in court order "Customers and Users Union and Others vs. Ministry of Economy," which suspended the effects and application of Decree No. 146/03 and Resolutions No. 2,787 and 2,788.

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

On March 21, 2006, ENARGAS issued Resolution No. 3,462, through which the increase of the price of natural gas at wellhead, was incorporated into our tariffs. This increase took effect on July 1st, 2005, with the understanding that the increases that arise from the application of these tariff charts for the period between July 1st, 2005 and February 28, 2006, should be invoiced to the users in eight monthly payments, with two months' grace as of March 1st, 2006, without interests or surcharges. This retroactive charge was invoiced between May 1st and December 31, 2006. For consumptions after March 1, 2006, the new tariffs were applied directly to the respective invoice.

The tariff established through Resolution No. 3,462 maintained the daily differences which were previously in force. This situation had not been updated by ENARGAS at the beginning of every seasonal period, as established in the License, and was generating important imbalances in our gas purchase and sale current account, to be charged to R, P 1, and P 2 clients, and to be returned to the industrial customers.

However, on September 19, 2008, ENARGAS issued Resolution 409/2008, which establishes new tariff segments for residential customers, effective from September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

On September 19, 2008, the Energy Secretariat issued Resolution 1,070/2008 which approved an agreement with natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution 446/2008, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution 409/2008. ENARGAS Resolution 446/2008 also eliminated the daily differences which were previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution 466/2008 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

On December 23, 2008, ENARGAS issued Resolution 566/2008 which approved a new tariff schedule, incorporating an additional increase in the price of natural gas at wellhead into the tariffs for the following customer categories: R3-1st, R3-2nd, R3-3rd and R3-4th.

On April 26, 2006, the Executive Power enacted Law No. 26,095, published in the official Gazette on May 15, 2006, which creates a specific charge destined to the repayment of the extension of Natural Gas Transport Capacity 2006-2008. On September 18, 2006, Decree No. 1,216/06, which regulates such law, was published in the official Gazette. On December 28, 2006, Resolution No. 2,008/06 of the Ministry of Federal Planning, Public Investment and Services approved the actions taken by the Energy Secretariat and ENARGAS in relation to the specific charge created by Law No. 26,095.

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

On November 27, 2008, the Executive Power approved Decree No.2,067/08 (published in the Official Gazette on December 3, 2008) which created the Trust Fund for Gas Imports ("Fondo Fiduciario para Atender a las Importaciones de Gas"), a fiduciary fund destined for the purpose of importing natural gas. This fund aims to complement the national gas program calling for a reduction in "cut days" and guaranteeing the supply of natural gas in the domestic market.

The following is the list of resources which comprise the fiduciary fund:

    Tariff charges currently being applied to gas transportation and distribution users within all categories

    Special credit programs to be entered into with national and international institutions

    Specific contribution amounts to be assigned to participants in the gas sector

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2008 for each class of service:

Maximum Tariffs at December 31, 2008
		Maximum Tariffs as of December 31, 2008
		City of Buenos Aires	Province of Buenos Aires
		(in Pesos)
Residential(a) R1, R2-1st and R2-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R2-3rd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.156451	0.160251
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R3-1st and R3-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.197401	0.201201
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) , R3-3rd and R3-4th (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.247389	0.251189
Minimum invoice	$/invoice	13.075555	13.207094
General Service P1 and P2 (CS) (e):
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.145355	0.148524
1,001-9,000 CM(c)	$/CM	0.136388	0.139511
>9,000 CM(c)	$/CM	0.127422	0.130499
Minimum invoice	$/invoice	12.950560	13.032459
General Service P3 (CS) (e):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.217950	0.221120
1,001 - 9,000 (c)	$/CM	0.208983	0.212107
> 9,000 (c)	$/CM	0.200017	0.203095
Minimum charge	$/invoice	12.950560	13.032459
Subdistributors (CS):
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
General Service P3 (D&T) (f):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.039414	0.042583
1,001 - 9,000 (c)	$/CM	0.030447	0.033570
> 9,000 (c)	$/CM	0.021481	0.024558
Minimum invoice	$/invoice	12.950560	13.032459
General Service (D&T):
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1,0066910	1.0289920
0-5,000 CM(c)	$/CM	0.015288	0.016868
>5,000 CM(c)	$/CM	0.009462	0.011012
Large Volume Firm Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.011105	0.012665
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.003978	0.005501
Large Volume Interruptible Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.033023	0.035181
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.025895	0.028017
CNG Firm (D&T):
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM	0.004049	0.006363
Demand charge (d)	$/CM per day	0.621027	0.621027
CNG Interruptible (D&T):
Customer charge (b)	$/invoice	11.012049	11.068813
All consumption	$/CM	0.022271	0.024585

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
  our profitability.

The Emergency Law, originally set to expire in December 2003, was extended on multiple occasions to December 31, 2009. As a consequence, the renegotiation terms for licenses and concessions of utility services also were extended.

We cannot assure you as to what the outcome of the renegotiation with the Argentine Government will be. Our main concerns include: whether real tariff increases will be granted at a level sufficient to allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity and the uncertainty as to when the renegotiations will be completed.

On January 24, 2003, the Argentine Government issued Emergency Decree No. 120/2003, which established that the Argentine Government may provide for transition tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/2003 and ENARGAS Resolution No. 2,787 provided a transition tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we began invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the city of Buenos Aires and certain consumer advocacy organizations filed objections to the increased tariff with various courts. Consequently, a court issued a preliminary injunction prohibiting the increase to these tariffs. In accordance with the preliminary injunction, we ceased invoicing our customers at the increased tariff level and resumed invoicing at the former lower tariff levels on February 27, 2003.

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

On June 7, 2007, UNIREN sent a new proposal which, along with those sent on prior occasions, did not include the increase in tariffs for residential customers, but on the contrary, allowed the roll-over of the above-mentioned increase among the other customer classes to allow the licensee recuperate the distribution margin corresponding to residential customers.

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

On May 15, 2008, we received a new proposal from UNIREN, which contained some changes in respect of the last proposal sent by us in August 27, 2007 but continued to include the legal claim clauses mentioned above. We answered this proposal in July 2008. On August 11, 2008, the UNIREN replied to our July 2008 proposal.

We replied to UNIREN's August 2008 proposal. However, the government decided to change its strategy and sent us a new proposal instead, with the objective of entering into a Transition Agreement, as a condition precedent to signing a Definitive Agreement. Finally, we received a new proposal on September 2, 2008 establishing a Transition Agreement effective as of September 1, 2008. This proposal included an increase in the tariffs associated with gas distribution and transportation services.

It is important to highlight that, as we have not yet signed the Definitive Agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

The Transition Agreement with UNIREN was approved by our Board of Directors on September 19, 2008 and signed by both parties on September 22, 2008. Our Shareholders approved the Transition Agreement on October 14, 2008 and it was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement and allowing ENARGAS to issue the new tariff schedules (which are to include the increases in the distribution and transportation tariffs).

As of the date of this annual report, the new tariff schedules containing the increases in the transportation and distribution tariffs had not been published by ENARGAS. Consequently, our financial results do not reflect the positive effects of the Transition Agreement mentioned above. Thus, we are looking forward to the issuance of the pertinent ENARGAS Resolution following executive approval of the Transition Agreement.

While there is uncertainty as to what the final tariff schedule will look like and the impact it may have on our financial results, we do know that 62% of our clients, represent 25% of our sale volumes, will not be affected by these tariff increases.

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

Pursuant to our License, tariffs are also to be adjusted semiannually in January and July to reflect changes in the U.S. PPI. Our tariffs may also be adjusted in January and July, upon notice to ENARGAS (but only if ENARGAS does not object to such adjustment), to reflect changes in the transportation companies' tariffs pursuant to the transportation licenses and the K Investment Factor. A reduction in transportation tariffs would result in a corresponding reduction in our tariffs. We may apply for an adjustment to tariffs to reflect unforeseen events or certain force majeure occurrences or to reflect changes in the taxes on tariffs. The Gas Act provides that customers may apply for a tariff reduction if warranted by objective and justifiable circumstances.

Gas Purchase Price Adjustments to Tariffs and Related Disputes

We operate in a regulated industry and accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, ENARGAS has limited on several occasions the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps. 30 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps. 18.3 million of gas purchase costs remain pending.

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

      Ensuring service quality and reliability and defining the circumstances under which distributors must guarantee gas supply and main system liability during the winter months.

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

Surcharge on Gas Consumption

Law No. 25,565 and Decree No. 786/2002 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps. 0.004 per cubic meter of gas applicable to all gas consumption, or the "Surcharge." The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

In February 2004, the Executive Power issued Decree No. 180/04, which (i) created a special trust fund for new transportation and distribution infrastructure, (ii) created the EGM to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4 "Information of the Company-Business Overview."

Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas at the point of entry of the transportation system payable by natural gas distribution companies. The agreement established in this Decree was promulgated by Resolution No. 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users. Subsequently, a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: (i) suspension of the exportation of surpluses of natural gas useful for internal supply, (ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, (iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which we have restructured all of its natural gas purchase contracts, (iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed those thresholds, which are established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, (v) creation and constitution of a Trust System through a Trust Fund, (vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers, and (vii) approval of the Implementation Agreement of the EGM between the Buenos Aires Stock Exchange and the Energy Secretariat through which EGM started functioning.

In May 2005, the Energy Secretariat issued Resolution No. 752/05, which established the so-called "unbundling" regime by setting forth that, as of August 1, 2005 (later extended to September 1, 2005 by Resolution 930/05), natural gas distributors would not be allowed to sell natural gas to, firm and interruptible large consumers, General Service "G" consumers, and those General Service "P" consumers whose average monthly consumption in the last year was greater than 150,000 CM. Resolution No. 752/05 also established that, as of January 1, 2006, natural gas distributors would not be allowed to sell natural gas to those General Service "P" consumers whose average monthly consumption in 2005 was in excess of 9,000 CM or CNG supply stations (the January 1, 2006 deadline for these two consumers was later modified by Resolution No. 2,020/05 as analyzed below).

In December 2005, the Energy Secretariat issued Resolution No. 2,020/05, which regulates Resolution No. 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000 CM/month and 150,000 CM/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000 CM/month and 30,000 CM/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000 CM/month and 15,000 CM/month, not specified up to date, and (iv) for CNG supply stations, March 1, 2006 (this last deadline was further extended to April 1, 2006 by Resolution No. 275/06).

Resolution No. 2,020/05 also (i) excludes non-profit civil associations, labor unions, healthcare providers, and private or public education providers from the unbundling regime, (ii) provides certain restrictions purchasing natural gas to prevent antitrust practices, and (iii) creates the "Mechanism of Allocation of Natural Gas for CNG Supply Stations," through which CNG supply stations are granted natural gas following the sale offers and purchase demands filed by natural gas producers and CNG supply stations before the EGM.

In February 2006, the Energy Secretariat issued Resolution No. 275/06 whereby it required the natural gas distributors to act as proxies of the CNG supply stations at the first event of the "Mechanism of Allocation of Natural Gas for CNG Supply Stations" and to act on their behalf by (i) carrying out the nominations and deliveries of natural gas until September 30, 2006 for no consideration, (ii) filing irrevocable offers before EGM and (iii) executing the corresponding natural gas purchase agreements. As of the date of this report, two occurrences of the aforementioned Mechanism of Allocation of Natural Gas for CNG Supply Stations were conducted before the EGM.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees No. 1,646/07, 953/08 and 2,138/08. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us.

On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft of the "Agreement with Gas Producers 2007-2011", then ratified by the gas producers and in force as of August 1, 2007. This Agreement governs and regulates the supply of natural gas by producers to distribution companies (for the supply of residential users and small businesses), compressed natural gas or CNG, industries and power plants for the years ended December 31, 2008, 2009 and 2011, depending on the type of consumer, indicating the volumes, basins and point of entry to the transportation system to be observed by each producer. Due to different factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement did not cover our demand for transportation of natural gas to our residential customers.

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

        Organizational Structure

        We are not part of a corporate group. See Item 7: "Major Shareholders and Related Party Transactions."

        Property, Plant and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See "-Business Overview-Power Plants."

      UNRESOLVED STAFF COMMENTS

None.

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

During 2008, Argentine inflation continued is downward trend, as CPI increased by only 7.2% as compared to the 8.5% increase in 2007 and the wholesale price index rose by only 8.9% as compared to the 14.4% increase in 2007. However, the global economic slowdown did lead to a contraction in national GDP as GDP increased by only 4.4% in 2008, a significant drop from the 9.1% increase reported for 2007.

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002, devalued between 1% and 3% from 2003 to 2007 and devalued by 10% in 2008 compared to 2007.

The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2008	2007	2006	2005	2004
Gross domestic product growth (annual %)	4.4	9.1	8.6	9.0	9.3

__________

Source: INDEC, Banco de la Nacion Argentina.

The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2008	2007	2006	2005	2004
Wholesale price index (annual % change)	8.9	14.4	7.2	10.6	7.9
Consumer price index (annual % change)	7.2	8.5	9.8	12.3	6.1

__________

Source: INDEC, Banco de la Nacion Argentina.

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

      On September 2008, UNIREN sent us a proposal for the execution of a Transition Agreement, which establishes a transitional tariff schedule, effective as of September 1, 2008. This Transition Agreement was approved by the Executive Power through Decree No. 234/2009 and includes an increase in the tariffs associated with gas distribution and transportation services. However, it is important to highlight that, as we have not yet signed the Definitive Agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

      As of the date of this annual report, the new tariff charts containing the increases in the transportation and distribution tariffs had not been published by ENARGAS. Consequently, our financial results do not reflect the positive effects of the Transition Agreement mentioned above. Thus, we are looking forward to the issuance of the pertinent ENARGAS Resolution following executive approval of the Transition Agreement. See Item 4: "Information on the Company - Business Overview - Regulatory Framework - ENARGAS" for further details on the Transition Agreement.

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

      Inflation and inflation accounting

      During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our consolidated financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See "Presentation of Financial Information."

      Elimination of access to financing

Another factor that adversely affected our results of operations and financial position was the elimination of access to financing. Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. We continue to face uncertainties in our ability to roll over or refinance our debt as it becomes due. See "-Liquidity and Capital Resources."

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

Effects on Our Results of Operations and Liquidity in Future Periods

The economic situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina from 2004 through 2008, including small wholesale price index inflation and increases in the value of the Peso against the U.S. Dollar, we continue to operate in a very difficult and volatile economic and social environment. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

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

The assumptions most subject to judgment in our expected cash flows are:

1. Tariff increases: our forecasts have assumed gradual tariff increases between 2009 and 2021 that will reach tariff levels that are approximately 200% higher than the current tariffs in Argentine Pesos, and

2. Inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.

3. Exchange rate: we have forecast a 30% depreciation of the peso against the dollar during 2009 and stedy levels thereafter.

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

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2008, 2007 and 2006 amounted to Ps. 31.1 million, Ps. 15.7 million and Ps. 10.1 million, respectively.

We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables including the age and financial condition of our customers. The allowance for doubtful accounts as of December 31, 2008, 2007 and 2006 amounted to Ps. 13.9 million, Ps 20.4 million and Ps 24.5 million, respectively. This decrease was mainly due to the application of the allowance for doubtful accounts against certain trade accounts receivables past due for more than 1 year, which were written-off during 2008.

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

In order to project future cash flows, we have made certain estimates in connection with the tariff adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different. If the tariff increases do not occur, the Company may be subject to impairments. In addition, the volatility of the Argentine economy also makes the selection of an appropriate discount rate a highly subjective process.

At December 31, 2008, 2007 and 2006, no impairment losses were recognized under both, U.S. GAAP and Argentine GAAP, as the undiscounted and also, the discounted cash flows were higher than the carrying amount of fixed assets.

Provision for allowances and contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2008, 2007 and 2006, amounted to Ps. 9.9 million, Ps. 8.0 million and Ps. 8.3 million, respectively. The contingencies reserve for Rates and Charges as of December 31, 2008, 2007 and 2006, amounted to Ps. 20.2 million, Ps. 19.1 million and Ps. 18.1 million, respectively. The contingencies reserve for Income taxes - Doubtful accounts deduction amounted to Ps. 6.2 million and Ps. 5.9 million as of December 31, 2008 and 2007. The contingencies reserve for Other matters as of December 31, 2008, 2007 and 2006, amounted to Ps. 20.3 million, Ps. 17.4 million and Ps. 13.3 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 8.9 million , Ps. 9.7 million and Ps. 3.8 million as of December 2008, 2007 and 2006, respectively.

Other long-term receivables

We have recorded an asset of Ps. 99.1 million, Ps. 81.3 million and Ps. 74.1 million under the line item other non current receivables at December 31, 2008, 2007 and 2006 respectively, for the value of the discounted credits related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No 24,076 (Sect 41) and Decree No.2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication filed by us, the Ministry of Economy's Legal Affairs Department commented favourably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

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

Deferred income tax

We recorded substantial losses in 2002, the year of the initial onset of the economic crisis in Argentina, and such losses resulted in a tax loss carry-forward. The ultimate realization of the tax loss carry-forward is dependent upon the generation of future taxable income during the periods in which the tax loss carry-forward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carry-forward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations. As of December 31, 2008, 2007 and 2006, based on financial information, we were uncertain that we would fully recover our tax loss carry-forward through future taxable income, consequently, we recorded a valuation allowance of Ps. 23.3 million, Ps. 29.9 million and Ps. 151.0 million, respectively. The decrease between 2006 and 2007 was partly due to the expiration of tax loss carry forward amounted to Ps. 96.4 million in 2007 and the decrease between 2007 and 2008 was mainly due to the recovery of this valuation allowance.

Minimum presumed income tax

We have also recorded an asset of Ps. 75.6 million, Ps. 65.1 million and Ps. 54.5 million at December 31, 2008, 2007 and 2006, respectively for the value of our tax credit related to tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

In the our opinion, it is more likely than not that we will be able to use these tax credits against future income tax charges based on our tax projections and the ten year legal availability of the credit, and as a result, no valuation allowance was recognized.

        Operating Results

The following review of our results of operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3 - "Key Information." Our Annual Consolidated Financial Statements have been prepared in accordance with Argentine GAAP. Accordingly, our Annual Consolidated Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Counsels in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date. Balance as of December 31, 2003, disclosed for comparative purposes, has been restated for inflation as of February 28, 2003 on the basis of conversion factors derived from IPIM, issued by INDEC. The inflation rate as of February 2003 amounted to 120% in accordance with the IPIM index. See Item 8: "Financial Information."

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

Results of Operations for the Years Ended December 31, 2008 and 2007

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net income (loss) for each quarter of 2008:

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total
	(in millions of Pesos) (unaudited)
Gross Sales	187.5	247.1	278.3	188.8	901.6
Gross profit	68.3	83.6	94.8	42.0	288.6
Operating income (loss)	27.7	41.0	52.5	(3.9)	117.2
Income (loss) before income tax	1.1	58.9	22.1	(93.9)	(11.7)
Net income (loss)	2.3	59.1	14.4	(89.5)	(13.5)

Gross Sales

Our consolidated gross sales for the year ended December 31, 2008 decreased by 5.7%, to Ps. 901.6 million compared to Ps. 955.9 million in 2007.

The decrease in sales during 2008 was mainly attributable to MetroGAS's decrease in sales to residential customers from Ps. 422.6 million in 2007 to Ps. 415.5 million in 2008 and MetroENERGÍA's total sales decrease of Ps. 46.1 million from 2007 to 2008.

During 2008, 51.2% of MetroENERGÍA's operations were carried out by trading gas on its own behalf and 48.8% by trading gas on behalf of third parties for which MetroENERGÍA received a fee which is included under the line item "Sales" in the Statement of Operations.

Sales to residential customers during 2008 decreased by 1.7% to Ps. 415.5 million compared to Ps. 422.6 million in 2007 due to a 7.9% decrease in gas volumes delivered to this customer category, partially offset by an increase in the number of customers and by an increase in the gas component tariff in the last quarter of 2008 (see below).

During 2008, 2007 and 2006, we did not sell gas to power plants as a consequence of "unbundling." Additionally, sales of transportation and distribution service to power plants decreased by 5.4% from Ps. 83.8 million during the year ended December 31, 2007 to Ps. 79.3 million during the year ended December 31, 2008, due to the decrease of 3.2% in gas volumes delivered and to the decrease in the average price of transportation and distribution services.

Our sales of natural gas to industrial, commercial and governmental customers decreased by 2.9% to Ps. 92.0 million in 2008 from Ps. 94.7 million during 2007 mainly as a result of a 4.3% decrease in gas volumes delivered to this customer category due to higher economic activity. On the other hand, sales of transportation and distribution services to this customer category increased by 11.1% to Ps. 61.0 million in 2007 from Ps. 67.8 million during the year ended December 31, 2008, due to the 2.7% increase in volumes delivered.

Beginning in April 2006, as a result of "unbundling," we started providing only transportation and distribution service to CNG stations and therefore did not sell natural gas to this customer category during 2007 and 2008.

Processed natural gas sales increased by 23.5% to Ps. 37.0 million in 2008 from the Ps. 29.9 million recorded during 2007, mainly due to the increase in the average price of natural gas.

MetroENERGÍA's sales on its own behalf decreased by 28.6% from Ps. 161.8 million during 2007 to Ps. 115.6 million during 2008, mainly as a consequence of a 43.5% decrease in volumes delivered, partially offset by the increase in the average price of natural gas. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 472.2 MMCM during 2008 compared to 836.1 MMCM during 2007.

Commission for operations on behalf of third parties carried out by MetroENERGÌA decreased to Ps. 7.7 million during 2008 from Ps. 7.5 million during 2007.

The table below sets forth our sales by customer category for the years ended December 31, 2008 and 2007, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2008	% of Sales	Year Ended December 31, 2007	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	415.5	46.1	422.6	44.2
Industrial, commercial and governmental	92.0	10.2	94.7	9.9
Subtotal	507.5	56.3	517.3	54.1
Transportation and distribution
Service only
Power plants	79.3	8.8	83.8	8.8
Industrial	67.8	7.5	61.0	6.4
Compressed natural gas	40.1	4.5	41.2	4.3
Subtotal	187.2	20.8	186.0	19.5
Processed Natural Gas	36.9	4.1	29.9	3.1
Other Gas Sales and Transportation and Distribution Services	46.7	5.2	53.4	5.6

MetroENERGÍA
Sales on their own behalf	115.6	12.8	161.8	16.9
Selling commission	7.7	0.8	7.5	0.8
Total	901.6	100.0	955.9	100.0

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2008 and 2007 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2008			Year Ended December 31, 2007
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,877.1	66,288.8	22.5	2,037.0	71,935.7	23.5
Industrial, commercial and governmental	544.0	19,211.1	6.5	568.5	20,076.3	6.6
Subtotal	2,421.1	85,499.9	29.0	2,605.5	92,012.0	30.1
Transportation and distribution services only
Power plants	3,651.1	128,936.8	43.7	3,771.2	133,178.1	43.5
Industrial	976.1	34,470.5	11.7	950.7	33,573.5	11.0
Compressed natural gas	584.4	20,637.8	7.0	613.8	21,676.1	7.1
Subtotal	5,211.6	184,045.1	62.4	5,335.7	188,427.7	61.6
Processed Natural Gas	106.3	3,753.9	1.3	150.1	5,300.7	1.7
Other Gas Sales and Transportation and Distribution Services	615.7	21,743.1	7.3	577.5	20,394.1	6.6
Total delivered volume by MetroGAS	8,354.7	295,042.0	100.0	8,668.8	306,134.5	100.0
Total delivered volume by MetroENERGÍA on own behalf	472.2	16,675.5	100.0	836.1	29,526.5	100.0

Operating Costs

Our operating costs decreased by 8.8% to Ps. 613.0 million during 2008 from Ps.671.8 million in 2007. This variation was mainly due to the decrease in gas purchases and the reversal of previously recognized penalties owed to power plants corresponding to the 2007 winter period, partially offset by the increase in payroll and social contributions, fees for sundry services and fixed assets maintenance.

Purchases of natural gas decreased by 16.5% from Ps. 308.2 million during 2007 to Ps. 257.2 million during 2008 mainly due to the decrease in volumes purchased and the decrease in the average prices. During 2008, 2,975.4 MMCM were acquired by us and 472.2 MMCM were acquired by MetroENERGÍA representing a 15.3% decrease compared to the gas volumes purchased in 2007. This variation was mainly due to the decrease in the volume delivered to MetroGAS's residential customers and MetroENERGÍA's customers.

Gas transportation costs remained constant during the year ended December 31, 2008 compared to the previous year.

During the year ended December 31, 2008 and 2007, the Company capitalized Ps. 3.4 million and Ps. 2.3 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The table below sets forth our operating costs by class of cost for 2008 and 2007 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2008	% of Total Operating Cost	Year Ended December 31, 2007	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	257.2	42.0	308.2	45.9
Gas transportation service	209.2	34.1	206.9	30.8
Fixed assets depreciation	65.4	10.7	64.6	9.6
Payroll and social security contributions	43.0	7.0	33.6	5.0
Operations and maintenance	19.5	3.2	14.4	2.1
Technical operator's fee	9.0	1.5	10.2	1.5
Sundry materials	3.8	0.6	3.6	0.5
Fees for sundry services	10.0	1.6	6.4	1.0
Other operating costs	(0.9)	(0.1)	26.2	3.9
Capitalization of operating costs (i)	(3.4)	(0.6)	(2.3)	(0.3)
Total	613.0	100.0	671.8	100.0

(i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

Administrative Expenses

Our administrative expenses increased by 1.4% to Ps.83.0 million in 2008 from Ps. 81.9 million in 2007. This increase was mainly due to higher payroll and social contributions and fees for sundry services, partially offset by a decrease in depreciation of fixed assets and fees for professional services.

The table below sets forth our administrative expenses by class of expense for 2008 and 2007 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2008	% of Total Administrative Expenses	Year Ended December 31, 2007	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	38.4	46.3	30.8	37.6
Taxes, rates and contributions	7.1	8.6	7.1	8.6
Fees for sundry services	2.4	2.9	0.9	1.1
Insurance	2.3	2.8	2.2	2.7
Fixed assets depreciation	3.7	4.5	7.2	8.8
Contingency provision	12.7	15.3	12.9	15.8
Other administrative expenses	16.4	19.6	20.8	25.4
Total	83.0	100.0	81.9	100.0

Selling Expenses

Our selling expenses increased by 11.2% to Ps. 88.3 million during 2008, from Ps. 79.4 million during 2007, mainly due to the increase in payroll and social contributions and fees for sundry services.

The table below sets forth our selling expenses by class of expense for 2008 and 2007 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2008	% of Total Selling Expenses	Year Ended December 31, 2007	% of Total Selling Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	34.7	39.3	27.2	34.2
Doubtful accounts	1.2	1.4	2.3	2.9
Fees for sundry services	9.4	10.6	6.3	7.9
Advertising and publicity	1.0	1.1	1.4	1.8
Bank expenses and commissions	5.4	6.1	5.6	7.1
Taxes, rates and contributions	29.8	33.7	31.2	39.3
Other selling expenses	6.8	7.8	5.4	6.8
Total	88.3	100.0	79.4	100.0

Financing and Holding Results

During the year ended December 31, 2008 a financial and holding loss of Ps. 130.1 million was recorded compared to a loss of Ps. 114.3 million recorded in the previous year. Such variation in financial and holding results was mainly due to the exchange loss registered in the year ended December 31, 2008, as a consequence of the increase in the exchange rate applicable to financial debts due to the depreciation of the Peso against the U.S. Dollar, partially offset by the gain from the discount of long term other receivables to present value.

Other Income, Net

Other income net for the year ended December 31, 2008 totaled a gain of Ps. 1.4 million compared to a gain of Ps. 3.2 million recorded in the previous year. This increase in other income, net was largely a result of amounts recovered during the year 2007.

Income Tax

During the year ended December 31, 2008, we registered a loss amounted to Ps. 1.8 million for income tax compared to a gain of Ps. 4.6 million registered in the previous year. Such variation was mainly due to the valuation allowance on deferred income tax assets recovered, partially offset by the expiration of tax loss carry-forward registered in the previous year and the decrease in Metrogas' taxes as of December 31, 2008.

Net Income

Our net (loss) income totaled Ps. (13.5) million during 2008, compared to Ps.15.8 million in 2007. This decrease in net income was mainly a result of the decrease in financing and holding results, an increase in our selling expenses and the loss registered in our income tax results.

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

During 2007, 53.3% of MetroENERGÍA's operations were carried out by trading gas on its own behalf and 46.7% by trading gas on behalf of third parties for which MetroENERGÍA received a fee which is included under the line item Sales in the statement of operations.

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

(i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

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

Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2008 and 2007 as well as net income for the years ended December 31, 2008, 2007 and 2006:

    the accounting for troubled debt restructuring;
    the accounting for deferred income taxes;
    the accounting for other receivables, regarding the recognition of certain credit corresponding to the reallocation on tariffs of levies under Argentine GAAP, which are reversed under U.S. GAAP until the time of the corresponding invoicing; and
    the accounting for debt restructuring expenses, which are capitalized under Argentine GAAP and expensed under U.S. GAAP;

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2008 and 2007 and net income for the years ended December 31, 2008, 2007 and 2006. Net loss under Argentine GAAP for the year ended December 31, 2008 was approximately Ps. 13.5 million and net income under Argentine GAAP for the years ended December 31, 2007 and 2006 was approximately Ps. 15.8 million and Ps. 292.6 million, respectively, as compared to approximately Ps.19.1 million, Ps. 93.1 million and Ps. 109.1 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2008 and 2007 was Ps. 975.9 and Ps. 989.5, million, respectively, as compared to approximately Ps. 414.2 million and Ps. 395.2 million, respectively, under U.S. GAAP.

Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

        Liquidity and Capital Resources

Liquidity

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2008, 2007 and 2006 are shown in the table below:
	For the years ended December 31,
	2008	2007	2006
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	29.3	72.6	523.9
Net cash provided by operating activities	172.4	118.3	170.2
Net cash used in investing activities	(84.2)	(62.9)	(48.9)
Net cash used in financing activities	(64.1)	(98.7)	(572.6)
Increase (decrease) in cash and cash equivalents	24.2	(43.3)	(451.3)
Cash and cash equivalents at the end of the year	53.5	29.3	72.6

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2008, 2007 and 2006, our cash and cash equivalents in U.S. Dollars amounted to US$ 6.9 million, US$ 0.2 million and US$ 0.3 million, respectively.

We have certain financial obligations described under the section "Debt Restructuring" and the corresponding due dates for these financial obligations are included in Item 5.F: "Tabular Disclosure of Contractual Obligations."

We seek to meet our liquidity and capital requirements principally with cash flow from our continuing operations.

In order to project future cash flows, we have made certain estimates taking into account expected future tariff adjustments. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different than actual future cash flows. See Item 3: "Key Information - Risk Factors Relating to Us - Our financial condition continues to deteriorate due to the delay in our license and tariff renegotiation process with the Argentine Government. If the new tariffs charts, including the increase in distribution tariffs agreed in the Transition Agreement signed with the UNIREN in October 2008, are not issued by the second half of 2009 we will probably face financial difficulties that will require us to activate various measures to preserve cash and enhance our liquidity. If such measures are not successful, we may be required to suspend payments of our outstanding indebtedness in the future."

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps.172.4 million during 2008, compared to Ps.118.3 million during 2007 and to Ps.170.2 million during 2006. Such increase in net cash flows provided by operating activities was mainly due to the decrease in cash flows required for working capital needs during the year ended December 31, 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Ps.84.2 million during 2008 compared to Ps. 62.9 million during 2007 and to Ps. 48.9 million during 2006. The increase was mainly due to an increase in acquisitions of fixed assets.

Net Cash (Used in) Provided by Financing Activities

Net cash flows used in financing activities totaled Ps. 64.1 million during the year ended December 31, 2008, compared to Ps. 98.7 million used during the previous year. This decrease is mainly due to the market purchases of negotiable bonds made by the Company during 2007.

We did not pay any dividends in 2008, 2007 or 2006.

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

As of December 31, 2008 our total financial debt consisted of: US$0.08 million with an 9.875% annual interest rate Series A Notes due 2003; Euro 0.8 million with an 7.375% annual interest rate Series B Notes due 2002; US$210.8 million with an 8% annual interest rate Series 1 Notes due 2014; US$6.3 million with an 4% annual interest rate Series 2 Notes Class A due 2014; and Euro 26.1 million with an 2.8% annual interest rate Series 2 Notes Class B due 2014. See Item 5.F: "Tabular Disclosure of Contractual Obligations."

Our financial debt as a percentage of our total capitalization amounted to 45.5% as of December 31, 2008, 42.7% as of December 31, 2007 and 42.9% as of December 31, 2006. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

As of December 31, 2008, 2007 and 2006, our cash and cash equivalents in U.S. Dollars amounted to US$ 6.9 million, US$ 0.2 million and US$ 0.3 million, respectively. We do not have any financial instruments for hedging purposes.

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

The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million; (iii) a limitation on our capital expenditures until US$ 75.0 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized US$ 75.0 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed US$25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our License by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders. Our breach of any of these covenants or our failure to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions, proceedings affecting our License and the tariff renegotiation process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance some or all of our outstanding debt or obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing could be obtained on acceptable terms.

Pursuant to the excess cash redemption provision, we calculated the respective amount for the periods that began on April 1st and finished on September 30, 2006, 2007 and 2008, and no excess cash was computed as a result. Moreover, we have complied with all of the above-mentioned restrictions, including the payment obligations acquired under the current global Negotiable Bonds Program.

From the date of the issuance of the new Series of Notes up to December 31, 2007, the Company carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company carried out market purchases amounting to US$ 8 million in 2007 and did not carry out market purchases in the year ended December 31, 2008.

See Note 18 (d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps.524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our License provisions and ensure safe operation of the network. During 2008, 2007 and 2006 our capital expenditures amounted to approximately Ps. 84.2 million, Ps.62.9 million and Ps.48.9 million, respectively.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2009 will be principally applied to ensure the safe operation of our network in accordance with the terms of our License.

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

        Tabular Disclosure of Contractual Obligations

        The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2008:
	Past due	2009	2010	2011	2012	2013	More than five years	Total
	(in millions of Pesos)
Financial Debt (1)(*)	1.5	-	72.9	145.6	194.4	230.8	230.8	876.0
Financial Debt Interests (2)	0.7	64.1	62.6	64.5	50.6	34.6	14.8	291.9
Power Plant Sales	-	77.8	72.0	72.0	72.0	72.0	199.7	565.5
Gas Purchase (3)	-	8.4	8.4	-	-	-	-	16.8
Transportation Capacity (4)	-	194.6	189.0	189.0	189.0	189.0	105.8	1,056.4

	2009	2010	2011	2012	2013	More than five years
	MMCM per day
Power Plant Sales	12.6	10.5	10.5	10.5	10.5	22.9
Gas Purchase	0.3	0.3	-	-	-	-
Transportation Capacity	23.4	22.6	22.6	22.6	22.6	24.7

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

        (3) For these estimated committed amounts we have considered prices established in the Resolution No. 1,417/08 issued by the Energy Secretariat and obtained percentages by segments from historical information of the Company.

        (4) For these estimated committed amounts we considered transportation prices that are still in effect as of the date of this annual report.

        (*) Total Financial Debt amounts to Ps. 876.0 million. The following table reconciles this amount of Financial Debt with the amounts of Financial Debt as it is disclosed in Note 10 to the financial (amounts undiscounted and without interest):

(In thousands of Ps.)
Negotiable Obligations - Series A -	-
Negotiable Obligations - Series B -	1,452
Subtotal Financial Debt Past Due	1,452

Negotiable Obligations - Series 1 -	728,050
Negotiable Obligations - Series 2 - Class A	21,598
Negotiable Obligations - Series 2 - Class B	124,895
Subtotal Financial Debt	874,543

Total Financial Debt	875,994

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

        During 2008, our Board of Directors met 19 times.

        Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions."

        The members of our Board of Directors as of the date of our annual report are set forth below:

Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term(d)
Jorge Emilio Verruno	(b)	Director	2005	2008	2009
Andres Cordero Gimenez	(a)	1st Vice President	2006	2008	2009
Vito Sergio Camporeale	(b)	2nd Vice President	2003	2008	2009
Diego Hollweck	(a)	Alternate	2006	2008	2009
Luis Augusto Domenech	(a)	Director	2003	2008	2009
Graham John Cockroft	(a)	Director	2001	2008	2009
Patricia Laura Carcagno	(a)	Alternate	2006	2008	2009
Gonzalo Lopez Fanjul	(a)	Director	2007	2008	2009
Juan Carlos Fronza	(b)	President	2004	2008	2009
Jorge Alberto Depino	(c)	Director	2004	2008	2009
Erwin Landivar	(a)	Director	2008	2008	2009
Bernard Eyre	(a)	Alternate	2008	2008	2009
Michael Ware	(a)	Alternate	2008	2008	2009
Victor Jose Sardella	(a)	Alternate	2003	2008	2009
Cristian Marcaida	(a)	Director	2003	2008	2009
Cynthia Gimenez Arrillaga	(a)	Alternate	2003	2008	2009
Carolina Fino	(b)	Alternate	2006	2008	2009
Luis Chaparro	(c)	Alternate	2004	2008	2009
Raúl Rafael Podetti	(b)	Director	2008	2008	2009

        __________

        Notes:

        (a) Representative of Class A shareholders.

        (b) Representative of Class B shareholders.

        (c) Representative of Class C shareholders.

        (d) Terms expired on December 31, 2008 but our directors maintain office until our next Shareholders' Meeting which will take place after the date of this annual report.

        Set forth below are brief biographical descriptions of our directors.

        Juan Carlos Fronza, 73, is the President of our Board of Directors. He holds a title of Mechanical Engineer from the Universidad de La Plata. From 1964 to 1977 he worked for Astilleros Rio Santiago. From 1978 to 1982 he was investment project manager in Petrolera Argentina San Jorge. From 1983 to 2002 he was the chief executive officer of Copetro S.A.

        Andrés Cordero Gimenez, 63, is First Vice President of our Board of Directors, holds a title of Industrial Engineer from the Universidad Catolica Argentina, and holds a title of Oil Engineer from University of Buenos Aires. From 2002 to August 2007 he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A.

        Vito Sergio Camporeale, 62, is Second Vice President of our Board of Directors. He is a public accounting graduate of the University of Buenos Aires. Since 2007, he has been energy consultant for YPF S.A. and is member of the Board of Directors of YPF Inversora Energética S.A., Central Dock Sud S.A., Gas Argentino S.A., MetroENERGÍA S.A., Inversora Dock Sud S.A., Mega S.A. and Pluspetrol Energy S.A.. In 1977 he started working in the oil industry when he joined ASTRA Group, where he worked as an administrative manager between 1992 and 1999. On October 1, 1992 he became the controller director for ASTRA Group.

        Diego Hollweck, 38, is an alternate member of our Board of Directors. He has a degree in economics and a Master's degree in finance from the University of Buenos Aires. Currently he works as participations Manager for BG Group in several countries. He joined BG Group as Treasury Manager, South America, in 2003. Previously, he has worked for Enron, South America (São Paulo) in Business Development, Corporate and Structured finance, Risk Management and Asset Management. Prior to working at Enron, he worked for Price Waterhouse & Co. S.R.L. in Buenos Aires in Financial Advisory Services practice.

        Luis Augusto Domenech, 56, currently serves as a member of our Board of Directors. He has a degree in business administration from the University of Buenos Aires. He has approximately 20 years experience in the finance field and joined us in December 1992 from Astra-Copetro S.A., where his last position was as administrative and finance manager. Prior to being named our general director in 2002, Mr. Domenech served as our Administration and Finance Director. Currently, he is the general director of Comphania de Gas de São Paulo S.A. or "Comgas."

        Graham John Cockroft, 46, currently serves as a member of our Board of Directors. He has a Master of Finance degree from the University of London and a Master of Commerce degree from the University of Otago (New Zealand). He joined BG Group in 1990, becoming Assistant Treasurer in 1997. In 1998 he moved to BG Group's South American operations and is currently the General Manager of the Andes & Austral Business Unit that includes activities in Bolivia, Chile, Argentina, Uruguay and Brazil. He is currently on the Board of Directors of Gas Argentino.

        Patricia Carcagno, 47, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

        Gonzalo López Fanjul, 59, is a member of our Board of Directors, holds a title of Mines Engineer and has worked for Repsol since 1976.

        Jorge Emilio Verruno, 60, was appointed an independent member of our Board of Directors and has been President of the Audit Committee since July 29, 2005. Mr. Verruno holds the degree of Public Accountant from the University of Buenos Aires. He has held different positions at Pistrelli, Diaz y Asociados (a member firm of Arthur Andersen & Co.) from 1971 to 2002. In 1993, he was appointed Managing Partner of said firm, and, in 1998, he was appointed Head of Arthur Andersen's Audit & Business Advisory Division in Latin America. In 2002, Verruno became Managing Partner at Ernst & Young for South America. Since 2004, he has been an independent director and member of the Audit Committee at Banco Santander Rio S.A.

        Jorge Alberto Depino, 49, is a member of our Board of Directors. He is a mechanical technician and from 1981 to 1992 he worked for Gas del Estado S.E. From 1992 to 2002 he worked for us in the operations area.

        Erwin Alcides Landivar, 36, currently serves as a member of our Board of Directors. He is an industrial engineer. He has an MBA in Finance and Entrepreneurship at The Anderson School at UCLA, Los Angeles, CA. From 1994 to 1997 he worked at Salomon Brothers as Financial Analyst, Inc. New York. From 1999 to 2001 he worked as the Manager, Commercial Development at ENRON Southamerica, Brazil. During 2002-2003, he worked as a General Manager at EGERBOSA Investments, Santa Cruz, BOLIVIA. From 2003 to 2007, he was the General Manager of BG Bolivia. Currently, he works at BG Andes & Austral, Sao Paulo, Brazil as a Participations Manager.

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

        Michael Ware, 47, currently serves as a member of our Board of Directors. He holds the degree of Public Accountant from the University of Southampton, England. He is the Regional Compliance Manager from South America region of BG Group. He joined BG Group in 2004 having primary responsibility for ensuring that the region is compliant with Sarbanes-Oxley requirements. Previously he had worked at KPMG and qualified as a chartered accountant in 1987 and, from 2000 until 2002, he had worked in the internal audit department of GKN.

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

        Cynthia Gimenez Arrillaga, 41, is an alternate member of our Board of Directors. She is a Certified Public Accountant and also has a Business Administration degree from the University of Buenos Aires. She has been working for BG Group as the Finance and Administration Manager with responsibility for Argentina and Uruguay since May 2000. Previously, she worked at Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, from June, 1998 to April, 2000.

        Carolina Fino, 39, is an alternate member of our Board of Directors. She has a law degree from Universidad Catolica Argentina, a Master of Laws from Harvard University (1997) and an Executive MBA from Instituto de Empresa (Madrid, 2002). Since January, 2005 she has been working in the Legal Matters Department of YPF and currently is the legal Manager for America International Coordination. She is an Alternate Director of Central Dock Sud S.A. and Inversora Dock Sud S.A. In 1993 until 1997 she worked as a lawyer at ASTRA C.A.P.S.A. and from 1998 to 2004 she worked in the Legal Matters Department for the Repsol YPF Group, in Madrid.

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

        Officers

        Set forth below is a list of our principal executive officers at December 31, 2008. All of our executive officers are residents of Argentina.

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

        Andrés Cordero Gimenez, 63, is First Vice President of our Board of Directors, holds titles of Industrial Engineer from the Universidad Catolica Argentina and Oil Engineer from University of Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters for Transportadora de Gas del Norte S.A. He was appointed General Director since August 2007.

        Patricia Carcagno, 47, was named Director of Operations in December 2005. Ms. Carcagno holds a title of Chemical Engineer from the National University of Buenos Aires. Prior to her position as Director of Operations she was Manager of the Operations Planning Division. Prior to joining us in December 1992, she worked in the Business Development Division at ASTRA C.A.P.S.A., where she held different commercial positions.

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

        Diego María Serrano Redonnet, 42, has a Law degree from Universidad Catolica Argentina and a Master of Laws from Harvard University (USA). He is a partner of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, specializing in Banking and Finance Law.

        María Gabriela Grigioni, 45, has a Law degree from Universidad de Buenos Aires. From 1987, she worked as a commercial law advisor in the legal department of auditing firms and companies, following which she worked in the Argentine Securities Commission (Comision Nacional de Valores). She is a partner at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm.

        Oscar Alberto Oroná, 60, has a Law degree of Belgrano University since 1975. He completed the Petroleum Management Certificate Program in Boston, Massachusetts, EEUU. He has worked as a Consultant Lawyer of Cassagne Abogados an Argentine Law Firm which is specialized in Business and Economic Regulation, Administrative Law, Oil and Gas Law and Environmental Law. He has worked in Brons & Salas Law Firm, in Astra C.A.P.S.A. as Legal Manager for Exploration and Production, at YPF S.A. for Argentina, Brazil and Bolivia. At present, he is also member of the Supervisory Committee of Oleoductos del Valle S.A. and alternate member of the Supervisory Committee of YPF S.A.

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

        Pablo Rueda, 45, has a Law degree and a Master in Oil and Gas from Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as a lawyer in Marval, O'Farrell & Mairal Law Firm, as a foreign associate in Rabin Leacock Lipman (UK), in charge of the New York Office of Marval, O'Farrell & Mairal Law Firm (1993-1996), and currently at Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, where he is a partner.

        Santiago Daireaux, 41, has a Law degree from Universidad Catolica Argentina. He attended a postgraduate course in Corporations Legal Regime, at Universidad Catolica Argentina. He has a Master of Laws from University of Pennsylvania (USA). He worked as a legal assistant in Trevisan Law Firm, as an associate in Moltedo Law Firm, in Fornieles & del Carril Law Firm, as a foreign associate in Reboul, MacMurray, Hewitt, Maynard & Kristol, New York (USA), and in Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h) Law Firm, where he is a partner.

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

        Other Positions Held

        The following table lists positions that the members of the Board of Directors hold in other companies as of the date of this annual report:
Name	Profession	Company	Position

Jorge Emilio Verruno	Public Accountant	Banco Santander Rio S.A.	Director
		Pistrelli Diaz y Asociados S.C.	Executive Director
		Instituto Argentino de Ejecutivos de Finanzas	Member of the Supervisory Committee

Vito Sergio Camporeale	Public Accountant	YPF Inversora Energetica S.A.	President
		Compañia MEGA S.A	President
		Central Dock Sud S.A	President
		MetroENERGÍA S.A.	Alternate Director
		Gas Argentino S.A.	Vice President
		Pluspetrol Energy S.A.	Director
		Inversora Dock Sud S.A	Director

Erwin Landivar	Engineer	Farmacop S.A.	Director
		Cainco	Director
		Gas Argentino S.A.	Director
		BG COM. E IMP Ltda	Officer
		BG Argentina S.A.	Alternate Director
		BG Inversiones Argentinas S.A.	Director
		GCDS S.A.	Director
		Dinarel S.A.	Director

Luis Augusto Domenech	Business Administrator	Gas Argentino S.A.	Alternate Director
		Companhia de Gas de São Paulo (Comgas) SA (Brasil)	President
Graham John Cockroft	Business Administrator	Gas Argentino S.A.	Director
		BG Inversiones Argentinas SA.	Alternate Director
		Igara Energy Services Ltda.	Officer
		GNL Quintero S.A.	Alternate Director
		BG COM. E IMP. Ltda.	Chairman
		BG GNV do Brasil Ltda.	Manager
		Companhia de Gas de São Paulo (Comgas) S.A. (Brasil)	Manager
Victor Jose Sardella	Industrial Engineer	Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		Gas Argentino S.A.	Alternate Director
Carolina Fino	Lawyer	Gas Argentino S.A.	Alternate Director
		Central Dock Sud S.A.	Alternate Director
		Inversora Dock Sud S.A.	Alternate Director
		Pluspetrol Energy S.A.	Alternate Director
		Boldt S.A.	Alternate Director
Juan Carlos Fronza	Mechanical Engineer	--	--
Jorge Alberto Depino	Mechanical Technician	--	--
Diego Hollweck	Economist	GCDS S.A.	Alternate Member of the Fiscal Council
		GNL Quintero S.A.	Alternate Director
		BG Inter. Ltd. Chilean Branch Inversiones BG (Chile) Ltda.	Legal Representative Legal Representative

Cristian Marcaida	Mechanical Engineer	BG Argentina S.A.	President
		BG Inversiones Argentinas SA.	Director
		Gas Argentino S.A.	Alternate Director
		Gas Link SA,	Director
		MetroENERGÍA S.A.	Director
		BG Uruguay S.A.	Director
		BG Gas International Holding S.B.V.	Legal Representative

Cynthia Gimenez Arrillaga	Business Administrator and Public Accountant	BG Group	Finance and Administration Manager
		BG Argentina S.A.	Director
		Gas Link SA,	Alternate Director
		BG Inversiones Argentinas S.A.	Director
		BG International Limited Suc Argentina,	Legal Representative
		Gasoducto Cruz del Sur Suc Argentina.	Legal Representative
		MetroENERGÍA S.A.	Alternate Director
Patricia Laura Carcagno	Chemistry Engineer	Gas Argentino S.A.	Alternate Director
		MetroENERGÍA S.A.	Alternate Director

Andres Cordero Gimenez	Industrial Engineer	Gas Argentino S.A. MetroENERGÍA S.A. BG Uruguay	Director Director Director
		BG Inversiones Argentinas	Alternate Director
		Dinarel S.A.	Alternate Director

Gonzalo López Fanjul	Mines Engineer	Inversora Dock Sud S.A.	Director
		Pluspetrol Energy S.A.	Director
		Central Dock Sud. S.A.	Director
		Compañia MEGA SA	Director
		MetroENERGÍA S.A.	Director
		YPF S.A.	Alternate Director
		Gas Argentino S.A.	Director
Luis Chaparro	Technician	-	-
Raúl Rafael Podetti	Naval Engineer	-	-
Bernard Maurice Eyre	Engineer	BG Group South America	Commercial Director
        Compensation

        Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2008, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 0.9 million thousand and for executive officers paid or accrued in that year for services in all capacities was Ps. 4.9 million. Certain of our directors voluntarily forfeited their accrued compensation.

        Board Practices

        Our Board of Directors' duties and responsibilities are established by Argentine law and our By-Laws, and are comprised of a minimum of eleven directors and alternate directors. The directors and alternate directors serve from one to three-year renewable terms, as resolved at the relevant shareholders meeting and are elected at special shareholders' meetings held in conjunction with our annual ordinary shareholders' meeting. Our Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

        No Director or principal executive officer has entered into an employment agreement with us. No contracts for services were entered into between us and the directors or executive officers providing for benefits upon termination of their office or employment, other than as provided by law.

        Employees

        At December 31, 2008, we had 1,021 full-time and 1 part-time employee, a reduction of approximately 50% from the Takeover Date.

        The following table sets forth the number of employees at December 31, 2008, 2007 and 2006 by department:
Department	Number of Employees at December 31, 2008	Number of Employees at December 31, 2007	Number of Employees at December 31, 2006
General Directorate	45	45	44
Operations	438	436	436
Human Resources	56	63	59
Commercial	376	363	363
Corporate Affairs	13	13	14
Administration & Finance	93	94	96
Total	1,021	1,014	1,012

        As of December 31, 2008, approximately 34.28% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS") and the remainder were non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

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
        Major Shareholders

        .

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

        The table below sets forth our shareholders and their respective shareholdings as of December 31, 2008.
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

        In August and November, 2008, three different entities claiming to be holders of bonds of Gas Argentino initiated judicial proceedings against the latter which included, among other injunctive measures, attachments on our shares held by Gas Argentino. Gas Argentino has rejected these claims and the matters are pending resolution in the Argentine Courts.

        Shares in Gas Argentino as of December 31, 2008 were held as follows:
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

        Shares Held and Number of Record Holders in Host Country

        The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2008 was as follows:

Country	Class	Amount

Argentina	A	290,277,316(a)
	B	208,020,530(b)
	C	56,917,121
Other countries	B	13,956,241

        __________

        Notes:

        (a) Held by Gas Argentino.

        (b) 108,142,529 of these Class B shares are held by Gas Argentino.

        As of December 31, 2008, we had 1,287 record holders of our stock in Argentina and 10 in other countries.

        Related Party Transactions

        BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our License, we had a Technical Assistance Agreement with BG Group as Technical Operator and we were required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 9.0 million, Ps. 10.2 million and Ps. 7.7 million under the Technical Assistance Agreement during the years ended December 31, 2008, 2007 and 2006, respectively. Due to our financial situation we have not paid any amounts owing to BG Group under the Technical Assistance Agreement from April 1, 2002 through December 31, 2002. We commenced payments to BG Group under the Technical Assistance Agreement, as amended, in April 2003. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

        In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 2.1 million, Ps. 1.7 million and Ps. 1.6 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2008, 2007 and 2006, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina for the years 2008, 2007 and 2006.

        YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 82.4 million, Ps. 64.0 million and Ps. 51.6 million of gas purchases to YPF S.A. during the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, MetroENERGIA collected commissions for sales on behalf of YPF of approximately Ps. 1.4 million, Ps. 1.4 million and Ps. 0.9 million during 2008, 2007 and 2006 respectively.

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

        Additionally, as of December 31, 2008 and 2007, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF S.A., for approximately Ps. 0.05 and Ps. 0.05 million, respectively.

        We supplied gas and transportation and distribution services of approximately Ps. 1.2 million, Ps. 1.4 million and Ps. 1.9 million during the years ended December 31, 2008, 2007 and 2006, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

        We sold gas and transportation services amounting to approximately Ps. 0.8 million, Ps. 2.0 million and Ps.12.3 million during the years ended December 31, 2008, 2007 and 2006, respectively, to MetroENERGÍA S.A., our subsidiary.

        Additionally, we received fees of approximately Ps. 4.2 million, Ps. 2.4 million and Ps. 2.2 million during the years ended December 31, 2008, 2007 and 2006, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

On January 12, 1998, ENARGAS issued Note No. 108, which provided for the Adjustment Mechanism to December 31, 1997. In this Note, ENARGAS authorized recovery of interest at a rate of 6% per annum on the under-invoiced amounts during the period between January 1993 and December 1997. The sums relating to the impact on tariffs resulting from the difference in the taxable base for the calculation of turnover tax in the Province of Buenos Aires accumulated during the above-mentioned period, net of amounts previously recovered, amounted to Ps.14.6 million, and have been included as "other income" in our statement of operations for the year ended December 31, 1997. In addition, interest accrued on the amounts originally accumulated at December 31, 1997, calculated at the rate of interest defined in Note No. 108 issued by ENARGAS, total Ps.2.2 million and have been included as financing and holding results in our statement of operations for the year ended December 31, 1997. In view of the term for recovery established by ENARGAS for Ps.16.8 million accumulated at December 31, 1997, ENARGAS established in Note No. 108 that such amounts accrue interest at a rate of 9.5% per annum on balances pending recovery at the end of each of our fiscal years. This recovery is detailed in a separate line item of the gas invoice, and it corresponds to users located in the Province of Buenos Aires.

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

By means of several notes addressed to ENARGAS, we set forth the problem resulting from carrying out the recovery over existing customers up to the end of year 1997, due to customers removed from the service or customers with interrupted service in effect. Guidelines were requested from ENARGAS in order to reallocate among active customers all amounts not recovered or any other alternative that the ENARGAS should consider appropriate. ENARGAS never issued an answer and, considering that the 96-month term stipulated to recover this tax is already due, and since March 2006 this concept has no longer been invoiced to active customers, as of December 31, 2008, an allowance was registered for the remaining not recovered amount of Ps. 1.5 million.

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

The Tax Authority of the Province of Buenos Aires issued two stamp tax assessments against us for the periods: (i) January 2001 to December 2004 for an amount of Ps. 353.8 thousand, and (ii) January to December 2005 for an amount of Ps. 146.7 thousand, both plus interests and penalties. These assessments were timely and duly appealed before the Tax Court of the Province of Buenos Aires and are pending of resolution as of the date of this report.

On May 2007, the Tax Court of the Province of Buenos Aires ordered, for the stamp taxes mentioned in (i), an injunction over our assets and our Directors. We appealed such decision and submitted an insurance policy covering the amount claimed and, therefore, the injunction was revoked.

The stamp taxes mentioned in (ii) above, concern the stamp tax over the validity term of 22 contracts. In such cases, we have timely and correctly paid the tax over the value of these contracts, without considering the possibility of extension of the agreements upon expiration. The Tax Authority of the Province of Buenos Aires claims the tax considering we should have been paid the extension periods.

In November 2008, we paid the amount claimed in order to avoid an injunction. However, notwithstanding such payment, the Company can, and will, continuing challenging ARBA's claims through appeal.

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

From 2000 onwards, the Government of the Autonomous City of Buenos Aires ("GCABA") included in its budget a study, revision and inspection of works in public spaces levy, applicable (among others) to gas pipelines. Such revision led to unilateral tax increases by the GCABA against public companies, despite the fact that MetroGAS and several other public service companies had signed an agreement with the GCABA for no such tax increases.

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

During 2005, after the notification of the payment received, we executed an agreement with the GCABA, which established a payment plan in order to cancel the debt corresponding to the period between January 1, 1998 and December 31, 2004. As of the date of this annual report, we are paying both the payment plan and quarterly installments on a regular basis.

On March 6, 2006, we sent a note to ENARGAS reporting our adherence to said payment facilitation plans and requesting once again the reallocation of tariffs. This note was reaffirmed by a March 29, 2006 note to ENARGAS. On April 28, 2006, we requested from ENARGAS a prompt reply to our request. On July 11, 2006, we sent a second note requesting the reallocation on tariffs, sending the payment slips from the payment facilitation plan's second and third paid installments.

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

On December 19, 2006, knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in rendering our services, we adhered to a plan of payment consists of paying the amounts claimed from the period 2000 to 2005 in four installments. As of the date of this annual report, we have paid the installments that were due under said plan, and we are regularly paying this Municipality levy.

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

In April 2007, we executed an agreement with the Municipality to formalize a payment plan for our debt, which installments have been completely canceled by us as of December 31, 2007. As of the date of this annual report, we are timely and regularly paying this Municipality levy.

iv) Municipality of Ezeiza

On September 3, 2007, the Municipality of Ezeiza requested the payment of the Right of Occupancy and Use of Public Spaces Levy corresponding to periods 2000-2006 from us.

On October 9, 2007, we executed an agreement with the Municipality through which a payment plan was established for us. As of the date of this annual report, we are timely and regularly paying this Municipality levy.

v) Municipality of Florencio Varela

On July 30, 2008, after a period of discussions between the Municipality of Florencio Varela and us about the applicability of the Right of Occupancy and Use of Public Spaces Levy, the Municipality formally requested our payment of an aggregate amount of Ps. 1.01 million, plus fines, corresponding to the period from 2003 to 2008. The municipal resolution stated that appropriate legal actions would be initiated by the Municipality if we did not pay the stated amount.

In order to avoid such legal actions and take advantage of an existing special payment plan, we reached and executed an agreement with the Municipality on October 2008, by which we agreed to pay an aggregate amount of Ps. 842.5 thousand in exchange for the cancellation of all existing claims under the Right of Occupancy and Use of Public Spaces Levy. As of the date of this annual report, we are timely and regularly paying this Municipality levy.

vi) Municipality of Lomas de Zamora

On October 22, 2008 the Municipality of Lomas de Zamora formally requested our payment of the aggregate amount of Ps. 2.71 millions pursuant to the Right of Occupancy and Use of Public Spaces Levy, the Health, Security and Hygiene Levy, the Publicity Levy and the Services Levy, corresponding to the period from 2002 to 2008, without providing us any breakdown of the amounts claimed under each Levy.

On November 19, 2008, we answered the municipal resolution by, (i) attaching copies of the corresponding payments of the Health, Security and Hygiene Levy, the Publicity Levy and the Services Levy and (ii) rejecting the claim under the Right of Occupancy and Use of Public Spaces Levy due to the fact that we consider such claim to be against federal law, which is hierarchically superior to Municipal law. As of the date of this report, we have not received any answer from the Municipality of Lomas de Zamora.

These payments are reflected under the heading "Other non current receivables" - located in our consolidated balance sheet information of our financial statements - for Ps. 65.8 million for the above mentioned rates corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela, respectively, as, in our opinion, we have an acquired right to recognize the reallocation of these paid amounts to tariffs, as stipulated by the gas industry regulatory framework. Law No 24,076 (Sect 41) and Executive Order No 2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

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

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, we appealed the AFIP's determination to the Tax Court. Likewise, In addition to this, AFIP levied attachments on some of our fixed assets. As of December 31, 2008, the residual accounting value amounted to Ps. 16.2 million.

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

The Prosecuting Court ordered that AFIP perform a reassessment of income taxes and compensatory interests in accordance with the established criteria. On August 8, 2007 AFIP notified us of the reassessment. Such reassessment did not consider AFIP General Instruction No. 2/07, issued on March 15, 2007, which allows the deduction of credits of up to Ps. 1.5 thousand by non-competitive markets' utilities companies. We submitted different filings before the Prosecuting Court to request a new reassessment considering the abovementioned General Instruction. As of the date of this annual report, the Prosecuting Court has not issued a decision in this matter. Once the reassessment becomes definitive, the parties may appeal before the Court of Appeals within the period ascribed for such actions. However, the process to appeal requires us to pay the claimed taxes, which would be reimbursed to us upon a favourable judicial decision. Consequently, to cover this contingency, we registered a provision for an estimated amount of Ps. 6.2 million until the definitive reassessment will be issued by the AFIP.

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

As of December 31, 2008, we registered an allowance of Ps. 5.7 million to cover the contingency related to the difference in the determination of the income and expenses rate.

Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. The total amount demanded by ENARGAS amounted to Ps. 20.2 million, including interests and fines, which was recorded as a provision as of December 31, 2008.

Executory proceedings

As of the date of this annual report, there are no outstanding executory proceedings started by holders of Negotiable Obligations.

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

We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2008.

Our Board of Directors proposed to ratify an interim dividend payment for 2001. Taking into consideration that the distributed interim dividend constitutes a dividend paid in advance of net income for the year 2001, we transferred the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The Shareholders' Meeting held on April 30, 2002, ratified the interim cash dividend and the above mentioned proposal of the Board of Directors.

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

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee, to the annual ordinary shareholders' meeting for approval. Prior to April 30 of each fiscal year, an ordinary shareholders' meeting must be called to approve the financial statements and determine the allocation of our net income for the preceding fiscal year. Under Argentine law, shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of our subscribed capital stock plus adjustments to capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. As of December 31, 2008, our legal reserve represented 3.6% of our subscribed capital stock, as adjusted. Under our By-Laws, after an allocation to the legal reserve has been made, amounts will be segregated as follows: (i) to pay the fees of the members of our Board of Directors and of the Supervisory Committee; (ii) if any preferred stock is then outstanding (we currently have no preferred stock outstanding), to pay dividends on preferred stock; (iii) to pay a profit sharing bonus to all our employees; (iv) to retain as a voluntary reserve or contingency reserve as determined by the shareholders; and (v) the remainder of the retained earnings for the year may be distributed as dividends on capital stock.

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

Our capacity to pay dividends to our shareholders is restricted by the agreement we reached in our restructuring: we cannot distribute dividends until December 31, 2012, and then only if we have repaid at least US$ 75.0 million of our outstanding debt.

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

        Significant Changes

Not applicable.

    THE OFFER AND LISTING
        Offer and Listing Details

        New York Stock Exchange

        American Depositary Shares

        Our ADSs, each representing 10 of our Class B Shares, are listed on the New York Stock Exchange under the trading symbol "MGS." The ADSs began trading on the New York Stock Exchange on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York Mellon (the "Depositary") on February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the New York Stock Exchange:

	High	Low

2004:	4.49	3.88
2005:	6.18	4.00
2006:	4.42	3.20
2007:	6.20	3.70
2008:	4.62	0.90

2007:
First Quarter	5.60	3.88
Second Quarter	5.43	3.70
Third Quarter	6.20	4.02
Fourth Quarter	5.66	4.29

2008:
First Quarter	4.62	2.90
Second Quarter	4.47	3.11
Third Quarter	4.23	3.40
Fourth Quarter	3.90	0.90

Recent three Months
January 2009	1.52	1.30
February 2009	1.90	1.20
March 2009	1.57	1.09

        On December 31, 2008, the last reported sales price of the ADSs on the New York Stock Exchange was US$1.41. On December 31, 2008, there were approximately 1,320,948 ADSs outstanding and approximately 28 holders of ADSs. Such ADSs represented approximately 6.0% of the total number of issued and outstanding Class B Shares as of December 31, 2008.

        Class B Shares

        The Class B Shares are listed on the Buenos Aires Stock Exchange under the trading symbol "METR." The Class B Shares began trading on the Buenos Aires Stock Exchange on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the Buenos Aires Stock Exchange:

	High	Low

2004:	2.15	1.00
2005:	1.74	1.19
2006:	1.41	0.99
2007:	1.89	1.24
2008:	1.42	0.43

2007:
First Quarter	1.70	1.24
Second Quarter	1.70	1.30
Third Quarter	1.89	1.30
Fourth Quarter	1.76	1.36

2008:
First Quarter	1.41	1.01
Second Quarter	1.42	1.02
Third Quarter	1.26	1.02
Fourth Quarter	1.24	0.43

Recent Three Months
January 2009	0.56	0.50
February 2009	0.55	0.47
March 2009	0.50	0.44

        On December 31, 2008, the last reported sale price of the Class B Shares on the Buenos Aires Stock Exchange was Ps.0.54 per share. On December 31, 2008, there were approximately 1,287 holders of Class B Shares in Argentina.

        Plan of Distribution

        Not Applicable.

        Markets

        The Argentine Securities Market

        There are eleven securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854. Total trading volume in the equity securities of Argentine companies as of December 31, 2008 was approximately US$ 6.8 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2008, the market capitalization of shares of the 104 companies (excluding mutual funds) listed on the Buenos Aires Stock Exchange was approximately US$ 357.3 billion compared to US$ 563.0 billion on December 31, 2007. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange.

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

        Certain information regarding the Argentine securities market is set forth in the table below:
	2008	2007	2006	2005	2004

Market capitalization (US$ billions)	357.3	563.0	401.5	254.4	231.6
Annual volume (US $ millions)	6,871	6,699	4,920	6,204	4,435
Average daily trading volume (US$ millions)	28.0	28.5	21.4	24.6	16.4
Number of listed companies	104	102	96	95	96

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

        On June 19, 2008, the NYSE Regulation, Inc. announced that "eGovDirect.com" was being offered to non-U.S. foreign private issuers listed on the New York Stock Exchange, including companies that trade American Depositary Shares on the NYSE through their Depositary Bank. This password-protected website assists NYSE-listed companies to meet their corporate governance and compliance requirements and allows issuers to save time and resources by filing annual and interim financial reports, disclosing officer and audit committee member information, and publishing declarations of dividends, shareholder meeting dates, shares outstanding and press releases through this website.

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

        Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps.1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2008	569,171

        In August and November, 2008, three different entities claiming to be holders of bonds of Gas Argentino initiated judicial proceedings against the latter which included, among other injunctive measures, attachments on our shares held by Gas Argentino. Gas Argentino has rejected these claims and the matters are pending resolution in the Argentine Courts.

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

Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders' meeting was held on April 30, 2008.

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

Argentine Requirement: Pursuant to Decree No. 677/2001 and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. The majority of the members have to be independent. As required, on May 27, 2003, our Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. As of the date of this annual report, the Audit Committee consists of three independent directors.

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

Argentine Requirement: Pursuant to Argentine standards, this is not applicable. Notwithstanding, in 2008, the Annual Written Affirmation was sent on time to the NYSE.

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

The mandatory tender offer is not required when the acquisition of a "significant ownership" does not entail acquiring control of a company, which is acquiring more than 50% of the voting securities or de facto control, or when a change of control occurs as a result of a merger or spin-off.

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

Last Amendments to Our By-Laws

In a Shareholders' Meeting held on April 29, 2003, an amendment to our By-Laws was approved. The amendment added two new clauses, (i) article 6 bis, which states that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26, which permits meetings of the Board of Directors and shareholders meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and Shareholders may participate externally and increased the number of members of the Board of Directors from 7 to 9 amending article 20 to reflect that change.

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

        Not applicable.

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

        Beginning on September 3, 2002, the proceeds of foreign financial loans (including bond issuances, credit facilities, repos, etc.) must be brought into the local market, exchanged for Pesos and credited to a local bank account within a certain timeframe established by the regulations from time to time. Currently, such term is set in 365 days following disbursement.

        In addition, beginning on June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, must be registered with the Central Bank.

        Pursuant to the regulations, the proceeds of foreign financial loans and export financings must be brought into Argentina, converted to Pesos and deposited in a local bank account within a specific term, which, in the case of financial loans, is currently a period of 365 days from disbursement, and, in the case of export financings, is generally a period of 30 days from disbursement. Furthermore, the regulations establish that principal under financial loans may not be repaid (irrespective of the form of cancellation or of whether access to the foreign exchange market is necessary or not) prior to the expiration of a 365-day term counted as from the conversion to pesos and deposit in a local bank account of the financing proceeds. Foreign trade financings and publicly traded and listed notes are exempted from this minimum maturity requirement.

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

        Moreover, pursuant to Decree No. 616/2005, unless expressly exempted, foreign financial loans granted to local residents and other transfers of funds made by non-Argentine residents are subject to a 365-day dollar-denominated, non-interest bearing and non-transferable US dollar deposit to be created over 30% of the amounts transferred in a local bank. Exceptions include, among others, and subject to compliance with certain requirements, financial loans with a minimum average life of two years applied to the purchase of fixed assets and inventories. Also, the primary issuance (if seen from the issuer's standpoint) or the primary subscription (if seen from the investor's standpoint) of publicly traded and listed shares and/or debt securities is not subject to the 30% mandatory deposit.

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

        Transfer taxes. The sale or exchange or disposition of the Class B Shares or ADSs is not subject to transfer taxes as long as they are publicly traded with authorization from the CNV. Otherwise, they are subject to an 0.8% stamp tax in the city Buenos Aires.

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

        Dividends and Paying Agents

        See Item 8: "Financial Information" and "Dividend Policy."

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

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps.1.00 to US$1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps.424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2008, 2007 and 2006, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps. 815.3 million, Ps. 736.8 million and Ps. 731.0 million, respectively.

    Our foreign exchange net loss during 2008, 2007 and 2006 were Ps. 66.7 million, Ps. 31.9 million and Ps. 45.1 million, respectively.

    The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2008 that may be sensitive to changes in interest rates and foreign exchange:

				Expected maturity Date
	2008	Interest Rate	Fair Value	Past Due	2009	2010	2011	2012	2013	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations US$
Interest payable	80			79
Current financial debt	80

Series 1 (4)	728,050	8%(1)	254,818	-	-	72,805	145,610	145,610	182,012	182,013
Series 2 Class A (5)	21,598	4%(2)	7,559	-	-	-	-	7,199	7,199	7,200
Present value discount	(38,441)
Non current financial debt	711,207
Total Negotiable Obligations US$	711,287

Negotiable Obligations Euros
Series B	1,452	7.375%	Hold out debt due 2002	1,452
Interest payable	670			671
Current financial debt	2,122

Series 2 Class B (5)	124,895	2.8%(3)	43,713	-	-	-	-	41,632	41,632	41,631
Present value discount	(22,977)
Non current financial debt	101,918
Total Negotiable Obligations Euros	104,040

Total Negotiable Obligations	815,327
Total current financial Debt	2,202
Total Non current financial debt	813,125

    (1) Interest rates for this series are 8% for the years 2008-2010 and 9% subsequently.

    (2) Interest rates for this series are 4 % for the year 2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

    (3) Interest rates for this series are 2.8% for the year 2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

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

        Warrants and Rights

        .

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

    CONTROLS AND PROCEDURES

    Disclosure Controls and Procedures

    We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

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

    Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

    This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

    Changes in Internal Control

    There have been no changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2008, that have materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

    [Reserved]
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

      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina acted as our independent registered public accounting firm for the years 2008 and 2007. The table below sets forth the fees for services performed by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm for the years 2008 and 2007 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2008	2007
	(in Pesos)
Audit Fees	754,610	594,650
Audit-Related Fees	179,000	294,480
Tax Fees	76,110	86,500
Total	1,009,720	975,630

Audit Fees

Audit fees are fees agreed upon with Price Waterhouse & Co. S.R.L., for the years 2008 and 2007 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

Audit-Related Fees

Audit-related fees in 2008 and 2007 include fees related to attestations derived from requirements of the ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.).

Tax Fees

Tax fees in 2008 and 2007 were related to services agreed-upon for tax compliance.

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

      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not applicable.

      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

      Not applicable.

      CORPORATE GOVERNANCE

Since November 17, 2004, our Class B Shares have been listed on the Mercado de Valores de Buenos Aires S.A., (the "Buenos Aires Stock Exchange") and we follow their corporate governance practices. Our American Depository Shares have been listed on the New York Stock Exchange (the "NYSE") since November 17, 2004 and therefore we must follow certain of their corporate governance guidelines as well. Under NYSE corporate governance requirements, we are required to disclose any significant ways in which the Buenos Aires Stock Exchange's corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE rules. See Item 10 - "NYSE corporate governance practices" for more detail on these material differences.

    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-70.

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

    Date: April 22, 2009

    METROGAS S.A.

    Ps.: Argentine pesos

    US$: U. S. dollars

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

    To the Board of Directors and Shareholders of

    MetroGAS S.A.

    We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2008 and 2007, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina.

    Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements. As described in Note 18, the effect of not accounting for the effects of inflation through September 30, 2003 is material to the information presented for 2006 under US GAAP.

PRICE WATERHOUSE & CO. S.R.L.

    Carlos N. Martinez (Partner)

    Buenos Aires, Argentina

    March 6, 2009 (except with respect to the

    matters discussed in Note 17 to 20 to the

    consolidated financial statements, as to which the date is April 22, 2009)

    METROGAS S.A.

    CONSOLIDATED BALANCE SHEETS

    AS OF DECEMBER 31, 2008 AND 2007

    (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	53,106	28,997
Investments (Note 5 b))	369	319
Trade receivables, net (Note 5 c))	174,162	148,924
Other receivables (Note 5 d))	14,410	18,169
Inventories, net (Note 5 e))	3,766	3,230
Total current assets	245,813	199,639

NON - CURRENT ASSETS
Other receivables (Note 5 f))	191,558	154,069
Fixed assets, net (Note 5 g))	1,661,201	1,653,273
Total non - current assets	1,852,759	1,807,342
Total assets	2,098,572	2,006,981

LIABILITIES
CURRENT LIABILITIES

Accounts payable (Note 5 h))	160,321	134,737
Financial debt (Note 5 i))	2,202	5,809
Payroll and social security payable	18,310	13,493
Taxes payable (Note 5 j))	38,957	35,288
Other liabilities	6,311	7,431
Contingency Provision (Note 21 d))	62,343	50,385
Total current liabilities	288,444	247,143

NON - CURRENT LIABILITIES
Accounts payable (Note 7))	-	8,289
Financial debt (Note 5 k))	813,125	730,998
Taxes payable	20,012	30,255
Total non - current liabilities	833,137	769,542
Total liabilities	1,121,581	1,016,685
MINORITY INTEREST	1,048	804
SHAREHOLDERS' EQUITY (as per related statement)	975,943	989,492
Total	2,098,572	2,006,981

    The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    CONSOLIDATED STATEMENTS OF OPERATIONS

    FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

    (In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2008	2007	2006

Sales (Note 5 l))	901,564	955,853	873,893
Operating cost (Note 21 c))	(612,953)	(671,782)	(625,583)
Gross profit	288,611	284,071	248,310

Administrative expenses (Note 21 b))	(83,037)	(81,918)	(62,470)
Selling expenses (Note 21 b))	(88,336)	(79,429)	(73,579)
Operating income	117,238	122,724	112,261

Financing and holding results generated by assets
Holding results	744	454	671
Result on present-valuing long term other receivables	3,558	(12,166)	-
Interest on commercial operations	6,956	6,020	4,292
Interest on financial operations	6,611	2,921	8,969
Exchange gain (loss) on commercial operation	2,276	301	(556)
Exchange gain (loss) on financial operation	427	(184)	14,339

Financing and holding results generated by liabilities
Holding results	-	1,193	(3,714)
Interest on commercial operations	(452)	(101)	(211)
Interest on financial operations	(59,184)	(58,168)	(82,748)
Gain on debt restructuring	-	-	388,748
Result on present-valuing long term financial debt	(16,247)	(15,866)	83,567
Exchange (loss) gain on commercial operations	(980)	(361)	11
Exchange loss on financial operations	(67,145)	(31,696)	(58,942)
Others	(6,708)	(6,649)	(22,144)

Other income, net	1,408	3,157	1,398
Minority interest	(245)	(346)	(365)
(Loss) income before income tax	(11,743)	11,233	445,576
Income tax (Note 3.6.i)	(1,806)	4,554	(153,023)
Net (loss) income for the year	(13,549)	15,787	292,553

(Loss) income per share (Notes 3.7 and 19 b))	(0.02)	0.03	0.51

(Loss) income per ADS (Notes 3.7 and 19 b))	(0.24)	0.28	5.14

    The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

    (In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2008	2007	2006
Cash flows from operating activities
Net (loss) income for the year	(13,549)	15,787	292,553
Financial debt interest expense accrued during the year	59,184	58,168	82,748
Income tax accrued during the year	1,806	(4,554)	153,023

Adjustments to reconcile net income to cash flows provided by operating activities
Minority interest	245	346	365
Depreciation of fixed assets	69,168	71,800	71,885
Net book value of fixed assets written off	1,271	983	4,781
Allowance for doubtful accounts	1,259	2,285	2,165
Allowance for inventory obsolescence	140	725	10
Allowance for disposal of fixed assets	5,767	11,280	3,807
Contingencies reserve	12,702	11,397	7,950
Materials consumed	2,728	1,732	2,062
Holding results generated by liabilities	-	(1,193)	3,714
Exchange loss	67,145	31,696	58,942
Gain on debt restructuring	-	-	(388,748)
Result on present-valuing long term financial debt	16,247	15,866	(83,567)
Result on present-valuing long term other receivables	(3,558)	12,166	-

Changes in assets and liabilities
Trade receivables	(26,497)	(19,938)	(4,131)
Other receivables	(20,873)	(18,927)	(26,342)
Inventories	(3,369)	(2,756)	(2,544)
Accounts payable	17,294	(37,281)	13,528
Payroll and social security payable	4,817	1,956	2,195
Taxes payable	(8,073)	(24,895)	4,031
Other liabilities	(1,120)	2,277	126
Interest payable and other	-	-	(19,008)
Contingencies	(744)	(3,690)	(10)
Minimum presumed income tax paid during the year	(9,606)	(6,896)	(9,298)
Net cash provided by operating activities	172,384	118,334	170,237

Cash flows used in investing activities
Purchase of fixed assets	(84,169)	(62,944)	(48,915)
Net cash used in investing activities	(84,169)	(62,944)	(48,915)

Cash flows used in financing activities
Bank overdraft	416	-	-
Payment of loans	(3,260)	(36,158)	(432,954)
Interest paid	(61,212)	(62,549)	(139,665)
Net cash used in financing activities	(64,056)	(98,707)	(572,619)

Increase (decrease) in cash and cash equivalents	24,159	(43,317)	(451,297)
Cash and cash equivalents at the beginning of the year	29,316	72,633	523,930
Cash and cash equivalents at the end of the year	53,475	29,316	72,633

    The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

    METROGAS S.A.

    STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

    FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

    (In thousands of Argentine Pesos unless otherwise indicated)

	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2005	569,171	684,769	45,376	(618,164)	681,152

Net income for the year	-	-	-	292,553	292,553

Balance as of December 31, 2006	569,171	684,769	45,376	(325,611)	973,705

Net income for the year	-	-	-	15,787	15,787

Balance as of December 31, 2007	569,171	684,769	45,376	(309,824)	989,492

Net loss for the year	-	-	-	(13,549)	(13,549)

Balance as of December 31, 2008	569,171	684,769	45,376	(323,373)	975,943

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

    As further described in Note 2, Note 9 and Note 15, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

    NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS

    Since December 2001, the Government has adopted a number of measures in order to alleviate the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

    The most important measures passed were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

    As part of the mentioned measures, on January 9, 2002, Law No. 25,561 - Public Emergency Law (the "Emergency Law") was enacted and was subsequently supplemented by other Laws, decrees and regulations issued by different Government entities. This group of rules has led to a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff rewards accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

    The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 9.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

    The Company's significant accounting policies are as follows:

    3.1. Generally accepted accounting principles

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or "CNV").

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

    A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2008	2007	2006
MetroENERGIA S.A. (i)	95%	95%	95%

    (a) Percentage of equity interest owned has been rounded.

    (i) The Company formed MetroENERGIA S.A. on April 20, 2005 and commenced operations on May 16, 2005.

    3.2. Cash and cash equivalents

    For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

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

    3.4. Presentation of consolidated financial statements in constant Argentine pesos

    The consolidated financial statements have been prepared in constant Argentine pesos, recognising the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, the restatement of consolidated financial statements has been discontinued.

    This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2008, 2007 and 2006.

    The rate used for the restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

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

    Saving accounts deposits were valued at face value plus accrued interest at year-end.

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

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. Additional information is given in Note 10.

    Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at face value plus accrued interest at year-end.

    f) Other receivables and payables

    Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best estimation of the sums to be received discounted using the rate that reflects the time value of money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

    Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had the present value been applied. Present value establishes that they must be valued on the basis of the best estimation of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

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

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

    The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the Statements of Operations.

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

    The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2008 and 2007 amounted to Ps. 3,399 and to Ps. 2,276 respectively.

    Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives.

    Gas in pipelines is valued at acquisition cost restated for inflation as mentioned in Note 3.4.

    The recorded value of fixed assets as a whole does not exceed its fair value at year-end.

    Based on the way MetroGAS operates its entire business, the manner in which assets are used and how assets generate cash flows, the Company considers that there is only one independent identifiable cash flow generating group of assets, and therefore, the Company tested the group of assets for impairment as a whole.

    i) Income tax

    As per Argentinean Tax Law, the provisions for income taxes in the Statements of Operations for all periods presented were computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries. The Company records income taxes using the method required by Technical Resolution No. 17 ("RT 17"). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

    The following table shows changes and breakdown of deferred tax assets and liabilities:

    Deferred tax assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
Balances as of December 31, 2007	29,857	13,767	17,301	9,543	180	(29,857)	40,791
Movements of the year	(6,578)	1,942	4,403	(1,065)	(177)	6,578	5,103
Balances as of December 31, 2008	23,279	15,709	21,704	8,478	3	(23,279)	45,894

    Deferred tax liabilities
	Fixed assets	Financial debt	Other	Total
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)
Movements of the year	(233)	4,192	65	4,024
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)

    Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 23,279 and Ps. 29,857 at the end and the beginning of the year, respectively. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

    The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that as there is sufficient uncertainty regarding the realization of its deferred tax assets from total loss carryforwards, a valuation allowance has been provided for the total deferred tax assets generated by tax loss carry forward.

    NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

    Income tax expense (benefit) for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:

	December 31,
	2008	2007	2006
Income tax expense on pre-tax income	(4,110)	3,931	155,952
Permanent differences
Restatement into constant currency	13,909	15,933	15,266
Non deductible expenses and non- taxable income	(1,415)	326	605
Expiration of taxloss carry forward	-	96,439	-
Valuation allowance on deferred income tax assets	(6,578)	(121,183)	(18,800)
Total income tax expense (benefit) in results	1,806	(4,554)	153,023

    Below is the reconciliation between income tax expense (benefit) and the income tax determined for fiscal purposes:
	December 31,
	2008	2007	2006
Income tax determined for fiscal purpose	17,511	33,753	140,716
Temporary differences	(9,127)	(13,563)	31,107
Expiration of taxloss carry forward	-	96,439	-
Valuation allowance on deferred income tax assets	(6,578)	(121,183)	(18,800)
Total income tax expense (benefit) to results	1,806	(4,554)	153,023

    As indicated in Note 3.1., the new standards provide the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements and mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 277 million, Ps. 291 million and Ps. 307 million at nominal values as of December 31, 2008, 2007 and 2006, respectively. The differences of Ps. 14 million, Ps. 16 million and Ps. 15 million would have impacted in the result of the years 2008, 2007 and 2006, respectively.

        j) Minimum presumed income tax

        The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company's tax payable each year will be the higher of income tax or minimum presumed income tax.

        NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

        However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years. The Company has determined an additional charge for the year ended December 31, 2008 for the tax on minimum presumed income of Ps. 10,472, which, together with the previous year charges, was deferred as "Other non-current receivables". These charges have been estimated as recoverable based on the Company's tax projections and the 10-year legal expiration term for use of the credit.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

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

As discussed in Note 9.4.1 to the financial statements, after the unbundling, the Company performs its business through two separate legal entities, i.e. MetroGAS and MetroENERGIA. MetroGAS distributes and transports natural gas and also sells natural gas to certain customers, primarily residential customers. Due to regulatory constraints, MetroGAS was precluded from selling natural gas to certain large customers. Accordingly, MetroGAS formed MetroENERGIA to continue selling gas to these customers. However, the transportation and distribution of gas to these specific customers served by MetroENERGIA is performed by either MetroGAS (if these customers are within the service area of MetroGAS) or other distributor, as applicable. Therefore, MetroGAS and MetroENERGIA use the same group of assets to perform their businesses.

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

As of December 31, 2008, no impairment losses have been recognized as the discounted cash flows were higher than the carrying amount of fixed assets.

3.7. (Loss) income per share and per ADS

(Loss) income per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2008, 2007 and 2006. Each ADS represents ten Class "B" shares.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

	December 31,
	2008
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
	Thousands of Ps.
Sales	779,007	123,340	(783)	901,564
Operating income	84,195	33,713	(670)	117,238
Equity in income of subsidiary	15,582	-	(15,582)	-
(Loss) income before tax	(22,848)	31,759	(20,654)	(11,743)
Income tax	9,299	(11,105)	-	(1,806)
Net (loss) income	(13,549)	20,654	(20,654)	(13,549)
Total assets	2,060,118	54,886	(16,432)	2,098,572
Total liabilities	1,084,175	33,921	3,485	1,121,581
Increase in fixed assets	84,169	-	-	84,169
Depreciation of fixed assets	69,168	-	-	69,168
Investment in subsidiary	15,090	-	(15,090)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	5,767	-	-	5,767
Contingency provision	12,702	-	-	12,702
Exchange differences on financial operations	67,145	-	-	67,145
Result on present-valuing long term financial debt	16,247	-	-	16,247
Result on present-valuing long term other receivables	(3,558)	-	-	(3,558)
	December 31,
	2007
	MetroGAS	MetroENERGIA	Eliminations	Total
	Distribution	Trading
	Thousands of Ps.
Sales	788,559	169,314	(2,020)	955,853
Operating income	93,675	26,675	2,374	122,724
Equity in income of subsidiary	15,270	-	(15,270)	-
Income before tax	2,741	24,255	(15,763)	11,233
Income tax	13,046	(8,492)	-	4,554
Net income	15,787	15,763	(15,763)	15,787
Total assets	1,969,307	54,687	(17,013)	2,006,981
Total liabilities	979,815	38,613	(1,743)	1,016,685
Increase in fixed assets	62,944	-	-	62,944
Depreciation of fixed assets	71,800	-	-	71,800
Investment in subsidiary	15,417	-	(15,417)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	11,280	-	-	11,280
Contingency provision	11,397	-	-	11,397
Exchange differences on financial operations	31,696	-	-	31,696
Result on present-valuing long term financial debt	15,866	-	-	15,866
Result on present-valuing long term other receivables	12,166	-	-	12,166

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

There is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of service.

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2008, 2007 and 2006, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating companies are as follows:
	December 31,
	2008	2007
Electric Power Generating Companies	36,497	30,811

The approximate percentages of net sales derived to Electric Power Generating Companies for the years ended December 31, 2008, 2007 and 2006 were 12.8%, 16.3% and 14.3% respectively.

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

The transfer price of these assets was approved by Resolution No. 1,409 of the Argentine Economy Ministry ("EM") and was converted at the exchange rate in effect on the Transfer Date.

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2008	2007
Assets
Current assets
a) Cash and banks
Cash	266	517
Banks	51,351	24,622
Collections to be deposited	1,489	3,858
	53,106	28,997
b) Investments
Savings account deposits	34	7
Mutual funds	319	283
Government securities	16	29
	369	319
c) Trade receivables, net
Trade accounts receivable	134,871	136,375
Unbilled revenues	31,070	15,666
Receivables from sales on behalf third parties	27,072	16,631
Tax on banking transactions to be recovered	4,528	7,396
Allowance for tax on banking transactions to be recovered ((Note 21 d))	-	(1,435)
Change in gross revenue tax for the Province of Buenos Aires	-	1,481
Allowance Variation of turnover tax ((Note 21 d))	-	(1,481)
Related parties (Note 7)	1,166	1,144
PURE (i)	(10,640)	(6,494)
Allowance for doubtful accounts (Note 21 d))	(13,905)	(20,359)
	174,162	148,924

(i) Corresponds to receivables related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of ENARGAS.

d) Other receivables
Legal guarantee deposits	76	8,835
Other advances	7,505	4,739
Insurance and other prepaid expenses	1,932	1,101
Other receivables	590	758
Tax receivables	4,304	2,736
Related parties (Note 7))	3	-
	14,410	18,169
e) Inventories, net
Warehouse materials	5,476	4,850
Allowance for inventory obsolescence (Note 21 d))	(1,710)	(1,620)
	3,766	3,230
Non-current assets
f) Other receivables
Net deferred income tax (Note 3.6.i)	15,794	6,667
Receivables for minimum presumed income tax (Note 3.6.j)	75,594	65,122
	91,388	71,789
Study, revision and inspection of works in public space levy to be recovered GCABA	42,432	36,595
Occupancy of public space levy to be recovered	65,844	57,112
Others	1,051	1,012
Others (Present Value Discount)	(9,157)	(12,439)
	191,558	154,069
g) Fixed assets, net
Original value	2,723,708	2,654,322
Accumulated depreciation	(1,062,507)	(1,001,049)
	1,661,201	1,653,273

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:

		December 31, 2008			December 31, 2007
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,602	22,887	52,715	75,564	21,484	54,080
High pressure mains	2.22% to 10%	273,030	165,765	107,265	269,887	155,914	113,973
Medium and low pressure mains	1.19% to 10%	1,602,778	476,414	1,126,364	1,562,839	444,312	1,118,527
Pressure regulating stations	4% to 12.5%	59,681	33,823	25,858	58,682	32,260	26,422
Consumption measurement installations	2.85% to 5%	336,050	126,890	209,160	330,559	114,860	215,699
Other technical installations	6.67%	46,938	38,616	8,322	46,930	35,735	11,195
Machinery, equipment and tools	6.67% to 20%	27,044	25,282	1,762	26,631	24,913	1,718
Computer and telecommunications equipment	5% to 50%	157,312	147,906	9,406	153,389	146,662	6,727
Vehicles	10% to 20%	9,196	7,992	1,204	9,695	9,033	662
Furniture and fixtures	10% to 20%	5,456	5,433	23	5,456	5,422	34
Materials	-	9,330	-	9,330	7,132	-	7,132
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	57,584	-	57,584	46,681	-	46,681
Advances to fixed assets suppliers	-	1,032	-	1,032	112	-	112
Distribution network extensions constructed by third parties	1.82% to 2.38%	59,742	11,907	47,835	57,555	10,748	46,807
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(5,323)	(408)	(4,915)	(4,175)	(294)	(3,881)
Allowance for obsolescence of materials (Note 21 d))	-	(609)	-	(609)	(582)	-	(582)
Allowance for disposal of fixed assets (Note 21 d))	-	(8,850)	-	(8,850)	(9,748)	-	(9,748)
		2,723,708	1,062,507	1,661,201	2,654,322	1,001,049	1,653,273

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2008	2007

Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	34,294	46,850
Other purchases and services	48,273	39,861
Related parties (Note 7))	30,572	26,268
Payables from sales on behalf of third parties	14,172	16,098
PURE (i)	5,923	5,660
Transportation Trust Fund (ii)	27,087	-
	160,321	134,737

(i) Corresponds to payables related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of ENARGAS.

(ii) Collected amounts related to Transportation Trust Fund which are pending deposit in the abovementioned trust.

i) Financial debt
Negotiable bonds (face value) (Note 21 a))	1,452	4,110
Interest and other expenses payable to foreign financial institutions (Note 21 a))	750	1,699 1,699
	2,202	5,809

j) Taxes payable
Value added tax	4,495	4,687
Occupancy of public space levy	7,055	6,457
GCABA study, revision and inspection of works in public space levy	7,061	4,569
CNG tax	4,452	4,678
Income tax	11,068	8,415
Gross revenue tax	2,451	2,948
Other taxes	2,375	3,534
	38,957	35,288

Non-current liabilities
k) Financial debt (Note 10)
Negotiable bonds (face value) (Note 21 a))	874,543	804,394
Negotiable bonds (fair value discount)	(61,418)	(73,396)
	813,125	730,998

Statement of Operations	December 31,
	2008	2007	2006
l) Sales
MetroGAS's gas sales	507,483	517,307	488,928
MetroENERGíA's sales on own behalf	115,634	161,843	130,802
MetroGAS's transportation and distribution services	187,176	185,953	177,597
MetroGAS's other sales	46,655	53,398	29,425
MetroGAS's processed natural gas sales	36,910	29,881	38,760
MetroENERGíA's selling commission	7,706	7,471	8,381
	901,564	955,853	873,893

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2008	2007
6.1. Investments
- Becoming due
less than 3 months	50	36
- Without due date	319	283
Total	369	319

6.2. Receivables
- Past due
less than 3 months	61,636	26,126
from 3 to 6 months	1,419	10,365
from 6 to 9 months	5,656	3,733
from 9 to 12 months	1,023	229
from 1 to 2 years	6,909	6,908
more than 2 years	7,196	13,662
Sub-total	83,839	61,023
- Without due date	630	9,931

- Becoming due
less than 3 months	111,010	108,138
from 3 to 6 months	3,474	4,511
from 6 to 9 months	2,046	2,087
from 9 to 12 months	1,478	1,762
from 1 to 2 years	80,286	17,241
more than 2 years	111,272	136,828
Sub-total	309,566	270,567
Allowance for doubtful accounts	(13,905)	(20,359)
Total	380,130	321,162

6.3. Payables
- Past due
less than 3 months	11,983	9,911
from 3 to 6 months	48	2,699
from 6 to 9 months	555	23
from 9 to 12 months	605	283
from 1 to 2 years	2,172	27
more than 2 years	3,272	9,040
Sub-total	18,635	21,983
- Without due date	5,454	4,325

- Becoming due
less than 3 months	174,513	134,769
from 3 to 6 months	12,424	13,980
from 6 to 9 months	10,600	11,543
from 9 to 12 months	4,475	10,158
from 1 to 2 years	28,841	21,842
more than 2 years	804,296	747,700
Sub-total	1,035,149	939,992
Total	1,059,238	966,300

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2008 and 2006 investments include "BODEN" bearing interest at an annual rate of 4.00% and mutual funds with an average annual yield of 11.5% as of December 31, 2008 and 9.3% as of December 31, 2007.

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

Payables do not accrue interest, except for the financial debt, which is detailed in Note 10 and taxes payable in relation to the occupancy of public space levy and study, revision and inspection of work in public spaces levy payment facilitation plans, which is detailed in note 16.3.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2008, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

During the years ended December 31, 2008, 2007 and 2006, MetroGAS entered into certain transactions with Astra Evangelista S.A., as mentioned below, who is indirectly related to YPF.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Under the Law No. 24,076 (the "Gas Act" and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2008, 2007 and 2006, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related parties are as follows:

	December 31,
	2008	2007	2006

Gas sales	1,267	1,372	1,920
Commissions for sales on behalf of third parties	1,376	1,442	883
Gas purchases	82,414	64,031	51,638
Fees for professional services	2,070	1,744	1,601
Technical operator's fees	9,029	10,201	7,737
Other income net	87	-	-

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2008 and 2007 from transactions with related parties are as follows:

December 31,

2008 2007

Trade Other Accounts Trade Other

receivables receivables payable receivables receivables Accounts payable

Current Current Current Current Current Current Non Current

Thousands of Ps.

Controlling company:

Gas Argentino S.A. - - - - - - -

Significant influence:

YPF Inversora Energética S.A. - - - - - - -

Other related parties:

BG Argentina S.A. - 3 180 - 3 278 -

BG International Limited - - 14,483 - 5 14,964 8,289

YPF S.A. 585 - 15,486 1,025 - 11,026 -

Operadora de Estaciones de Servicios S.A. 581 - - 118 - - -

Astra Evangelista S.A. - - 423 1 (8) - -

Board of directors and management: - - - - - - -

1,166 3 30,572 1,144 - 26,268 8,289

NOTE 8 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of the licensed service. The Company is obligated to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

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

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

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

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and from 2004 to 2007 it was not possible to achieve an agreement.

The Emergency Law, which was scheduled to terminate in December 2003, was consecutively extended, through different laws, through December 31, 2008. Consequently, the renegotiation terms for licenses and concessions of utility services were also extended.

In order to reach an agreement, several draft proposals were exchanged with the UNIREN during 2008. Unfortunately, as of the date of these financial statements, a consensus on an agreement that will satisfy both the interests of the National Government and the interests of the Company and its shareholders had not been reached.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

However, in terms of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which called for the execution of a Transition Agreement. This Transition Agreement establishes a transitional tariff regime as of September 1, 2008 that aims to reformulate tariffs to include price variations for gas, transportation and distribution services. The reformulation of tariffs results in an increase in distribution tariffs which must be deposited by MetroGAS into a specific trust fund created to carry out infrastructure works in the licensee area.

The Transition Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well-head and adjustments to tariffs for transportation and distribution services. It is complemented by (i) ENARGAS Resolution No. I/409, which sets up a division of residential customers according to their annual natural gas consumption and (ii) Resolution No. 1,070/08 from the Energy Secretariat (the "ES"), which approves the Complementary Agreement with Gas Producers through which gas prices at well-head are established as from September 2008 until December 2009 for each customer category according their annual consumption (See Note 9.4.2 below).

The Transition Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers fall into this category). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied to neither fixed charges nor minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are to be adjusted by 25%.

As of the date of these financial statements, despite MetroGAS having acquired approval for the Transition Agreement from its Board of Directors and its Shareholders and the Executive National Power having issued Decree No. 234/2009 approving the Transition Agreement, ENARGAS has not yet issued the tariff schedules containing the increases in tariffs for transportation and distribution services. Thus, the Company has not registered the effects of the above-mentioned Transition Agreement and is awaiting the issuance of the relevant ENARGAS Resolution.

9.4. Changes in Regulation

9.4.1 Unbundling of natural gas

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Later on, a set of resolutions and provisions were issued to regulate the above-mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Natural Gas Rational Use Program ("PUREGAS"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the ES through which EGM started functioning.

Dated on December 22, 2005, the ES passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000 CM/month and up to 150,000 CM/month had to purchase gas in a direct way as from January 1st 2006, b) users with consumptions (during the same period) equal or over 15,000 CM/month and under 30,000 CM/month had to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the same period) over 9,000 CM/ month and under 15,000 CM / month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the ES issued Resolution No. 275/06, which modifies ES Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distribution companies to represent CNG stations in regards to their natural gas purchases, but only during the first time that the procedure established for CNG purchase in the EGM is realized. However, this last obligation of gas distribution companies has been extended to any purchase made under such procedure.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The auction procedures established for CNG stations to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent auction took place in May 2008.

On September 22, 2006, the ES issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

9.4.2 Complementary Agreement with Natural Gas Producers

On October 1, 2008, the ES published Resolution No. 1,070/2008, approving the "Complementary Agreement with Natural Gas Producers" which was executed on September 19, 2008. This Agreement is aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers' contribution to the trust fund created by Law No. 26,020 to finance the sale of LNG cylinders for residential use at various prices.

In accordance with the Complementary Agreement with Natural Gas Producers, ENARGAS Resolution No. I/409/2008, published on September 19, 2008, divided the "R" category of residential customers into 8 subcategories according to their annual natural gas consumption. Based on this subdivision, an increase on the value of natural gas at the point of entry into the transportation system was stipulated; however, such increase is not to apply to the first three residential subcategories and sub-distributors.

As a result of the Complementary Agreement with Natural Gas Producers, increases in the price of natural gas have to be fairly allocated to the different components of the user's final tariff so as to guarantee that the distributors' equation will remain unaltered after these increases. ENARGAS further implemented this Agreement through Resolution No. I/446/2008 by which it approved a new tariff scheme, reflecting the above-mentioned tariff increases, for customers applicable from September 1, 2008, except for CNG, for which the new tariffs were to be applied from October 1, 2008. However, the new tariff charts do not provide for the readjustment of the distribution services tariffs.

Additionally, on December 23, 2008, the ES published Resolution No. 1,417/2008 by which it implemented the Complementary Agreement with Natural Gas Producers. Through this Resolution, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of these price changes, ENARGAS published Resolution No. I/566/2008 on the same day as ES Resolution No. 1,417/2008, thereby

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

approving the new tariff scheme to be applied and adjusting such scheme to reflect the new increased prices for natural gas.

9.4.3 Total Energy Plans and Gas Plus

Through Resolution No. 459/2007, the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS") created the Total Energy Plan in 2007, which was kept it in force during 2008 as well. This plan is aimed at (i) guaranteeing the supply of both liquid and natural gas energy resources and (ii) encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. The Total Energy Plan was subsequently enlarged and extended through Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"), Resolution No. 54/2007 from the Secretariat of Coordination and Management Control (SSCCG), MPFIPyS Resolution No. 121/2008 and SSCCG Provision No. 30/2008. This last provision includes a propane air plan to be implemented by ENARGAS, who shall be in charge, or shall hire third parties to be in charge, of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane air into the medium pressure natural gas distribution network in the Province of Buenos Aires. In connection to the propane air plan, ENARGAS published Resolution No. I/259/2008 on May 14, 2008 by means of which new specifications were set for natural gas in regards to transportation and distribution systems. This new ENARGAS Resolution thereby annulled ENARGAS Resolution No. 622/1998, which had previously ruled this matter.

Through ES Resolution No. 24/2008, the government launched a program in 2008 entitled "Gas Plus" to encourage the production of natural gas. Pursuant to this program, every new volume of gas produced thereby shall not be included in the gas volumes governed under the 2007-2011 Agreement with natural gas producers (see Note 15.1 below for a description of this Agreement) and thus shall not have to adhere to the price conditions established thereunder. However, the gas volumes produced under Gas Plus cannot be exported and the gas prices must cover associated costs and generate a reasonable profit.

9.4.4 Government of the City of Buenos Aires- Works in Public Spaces

The Works in Public Spaces within the City of Buenos Aires, Law No. 2,634, published on January 25, 2008, and the relevant Executive Order No. 238/2008, published on March 28, 2008, created a new system for assessing charges for damages resulting in the course of performing works in public spaces. This Law specifies that the Government of the City of Buenos Aires ("GCBA") will repair such damages but the relevant charges will be assessed to the companies authorized to carry out the above-mentioned works in public spaces. Executive Order No. 239/2008 terminated the Coordinated Action Agreement No. 24/1997, which had previously governed these matters.

In accordance with the new applicable rules, the GCBA enforcement authority has notified the Company of its decision to implement different control and supervision procedures as a result of the possible non-compliance by the Company of its duties under the new system. The Company is currently responding to the claims asserted by the GCBA enforcement authority.

9.4.5 Natural Gas Rational Use Program ("PUREGAS")

Through Resolutions No. 415/2004, No. 624/2005, No. 881/2005 and No. 814/2008, the ES created the Natural Gas Rational Use Program ("PUREGAS"), a system under which residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2008, ENARGAS instructed MetroGAS, through Notes No. 9,200/2008, No. 9,314/2008 and No.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

9,921/2008, not to apply PUREGAS between April and September 2008 under the conditions laid out for 2008. Instead, the Company was instructed to apply the program under the terms and conditions in force for 2007, as a result of the large number of claims made by consumers affected by PUREGAS. As explained by ENARGAS, the increasing number of complaints led it to begin a comprehensive examination of PUREGAS.

As a result of said instruction from ENARGAS, MetroGAS was forced to re-invoice PUREGAS and/or give back credit balances in certain cases.

9.4.6 Trust Funds

With regards to the so called "specific charges" for the financing of natural gas transportation system expansion projects that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, only in the case of trust charges I) on behalf of, and to the order of, Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Orders No 180/2004 and No. 1,216/2006, MPFIPyS Resolutions No.185/2004, No. 2008/2006, No. 409/2007 and No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges, have resorted to justice in order to (i) determine whether such charges are unconstitutional and (ii) ask for the implementation of precautionary measures until a final decision is issued. In some cases, courts have effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges and MetroGAS has been complying with these measures. However, there have been cases where such precautionary measures have been overturned at subsequent judicial proceedings. As of the date of these financial statements, MetroGAS is awaiting instructions from Nación Fideicomisos S.A. as to the collection method it should employ to collect outstanding debts from those customers who must now pay both the specific charges at issue and interest accrued during the period when the judicially overturned precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, published on December 3, 2008, called for the creation of a Trust Fund for Gas Imports ("Fondo Fiduciario para Atender a las Importaciones de Gas"), a fiduciary fund destined for the purpose of importing natural gas. This fund aims to guarantee the supply of natural gas in the domestic market. Through Resolution No. 1,451/2008, published on December 23, 2008, MPFIPyS implemented this Executive Order by creating such Trust Fund. In addition, ENARGAS Resolution No. I/563/2008, also published on December 23, 2008, established the tariff charges, effective from November 1, 2008, which would form part of the Trust Estate. These tariff charges are applicable to residential customers with annual consumptions over 1,000 m3.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

9.4.7 Consumers Protection and Defense Law

Law No. 26,361, published on April 7, 2008, modified the Consumers Protection and Defense Law and generated a number of changes that impacted the Company's daily operations. This law now establishes the entire normative framework behind consumer protection, with special regard given to the principle that "the most beneficial legislation to the user or consumer should be applied". As a result of this law, there was (i) a decentralization of jurisdictional authority on consumer protection affairs through the delegation of all local claims initiated pursuant to this law to local municipalities, (ii) an expansion of the concept of "consumer" to include those who do not form part of the consumption chain but use the service as end users, (iii) the obligation to accept a demand for termination of service in the same way in which such service had been requested, (iv) the establishment of a definition for "direct damages" which gives the enforcement authorities the ability to determine whether there has been a detriment to the consumer's right for which pecuniary compensation should be awarded (which measure of damages is limited to the equivalent to 5 basic family shopping baskets as published by the National Institute of Statistics and Census), (v) the creation of "punitive damages" by which, in cases where service companies do not fulfill their duties, civil fines may be assessed in favor of the damaged parties depending on the seriousness of the case and other relevant circumstances and (vi) a modification in the interest rate to be applied when estimating payment delays as the law calls for the application of the passive rate as opposed to the active rate, which had been the rate previously applied.

9.4.8 Municipal Rates

During 2008, certain municipalities from the Province of Buenos Aires continued their claims to collect municipal levies for various reasons, ranging from the lack of supply of specific services to excessively high prices. The regulatory framework in force contemplates the reallocation of tariffs for all new taxes, levies or rate increases and, under certain conditions, the use of public space levy for the laying of natural gas pipelines. Notwithstanding this framework, and without regard to the many requests presented by MetroGAS, as of the date of these financial statements, ENARGAS has not authorized any reallocation of tariffs for levy payments made by MetroGAS to different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires.

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2008 and 2007:
	December 31,
	2008			2007
	Ps. Book Value	Interest Rate	Maturity	Ps. Book Value	Interest Rate	Maturity
Negotiable Obligations (1)
Series A	-	-	-	252	9.875%	04/01/2003
Series B	1,452	7.375%	09/27/2002	3,858	7.375%	09/27/2002
Interest payable	750			1,699
Current financial debt	2,202			5,809

Negotiable Obligations (2)
Series 1	728,050	8% (3)	12/31/2014 (6)	663,953	8% (3)	12/31/2014 (6)
Series 2 Class A	21,598	4% (4)	12/31/2014 (7)	19,696	4% (4)	12/31/2014 (7)
Series 2 Class B	124,895	2.8% (5)	12/31/2014 (7)	120,745	2.8% (5)	12/31/2014 (7)
Present value discount	(61,418)			(73,396)
Non current financial debt	813,125			730,998

  Corresponds to the Global Program for issuing unsecured non-convertible Negotiable Bonds, which was approved by Shareholders at their Extraordinary Shareholders' Meeting held on December 22, 1998.

  Corresponds to the Global Program mentioned in (1) above, which was extended for 5 years by Shareholders at their Extraordinary Shareholders' Meeting held on October 15, 2004.

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

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 10 - FINANCIAL DEBT (Contd.)

The Company has not capitalized any interest as of December 31, 2008, 2007 and 2006.

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

NOTE 10 - FINANCIAL DEBT (Contd.)

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

The restructuring of the financial debt generated a gain of Ps. 388,748 which, net of the income tax effect represented a gain net of Ps. 252,686 mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests net from costs related to the transaction.

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

NOTE 10 - FINANCIAL DEBT (Contd.)

Pursuant to the excess cash provision described in the first bullet, the Company calculated the respective amount for the period beginning on April 1 and ending on September 30, 2008 and 2007, and no excess cash was computed as a result. Moreover, the Company has complied with all the above-mentioned restrictions, including the payment obligations under the Global Program of Negotiable Bonds.

From the date of its first issuance of Notes until December 31, 2007, the Company carried out market purchases amounting to a total principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the year ended December 31, 2008 and carried out market purchases amounting to US$ 8 million in the prior year.

NOTE 11 - COMMON STOCK

As of December 31, 2008, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No 1/097, dated September 14, 2007, ENARGAS approved the transference of the remaining shares, pending approval from the CNDC and the Secretariat of Interior Commerce.

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (contd.)

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their desire to terminate the restructuring agreement dated as of December 7, 2005. Marathon Funds acted pursuant to the clause in the agreement which allows any holder of Gas Argentino's financial indebtedness to terminate the agreement if the appropriate approvals are not timely obtained. Consequently, Gas Argentino has to begin a new restructuring process with its creditors.

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

                  On March 6, 2008, the Board of Directors of MetroGAS approved the conversion of Class "C" shares into Class "B" shares, as requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying it that the share conversion was subject to receipt of a resolution from the National Government approving the full payment of the Class "C" shares. Such full payment was approved on August 22, 2008 pursuant to National Government Resolution No. 252.

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

The Emergency Law mentioned in Note 2 above contained provisions governing contracts between private parties in effect as of its effective date. Such provisions provide for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

At the time the Emergency Law became effective, the Company was party to a number of such contracts. The most material of these contracts were those relating to the purchase of natural gas, an essential component of the Company's operations. Under the terms of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, the Company has renegotiated most of the contracts with the Company's gas suppliers. Subject to compliance by the National Government of all the obligations it has assumed under such agreement, gas producers whose contracts have been renegotiated have committed themselves to waiving all claims brought by them against gas distributors. On August 1, 2007, ES Resolution No. 599/2007 (described below) became effective and consequently this waiver has now become a permanent waiver.

On June 14, 2007, Resolution No. 599/07 of the ES was published in the Official Bulletin through which was homologated the proposed draft of the Agreement with Natural Gas Producers 2007-2011 (the "2007-2011 Agreement"), then executed by certain natural gas producers, triggering its enforceability. Basically, the 2007-2011 Agreement: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the 2007-2011 Agreement nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts originally set to expire on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the 2007-2011 Agreement and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the 2007-2011 Agreement would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

Based on these renegotiations, the gas supply contracted as of December 31, 2008 is the following:

Daily average volumes for the years

	2009	2010

MMCM/d (1)	0.32	0.32
MMCF/d (2)	11.17	11.17

According to these long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay under take-or-pay contracts are detailed below:

Daily average volumes for the years

	2009	2010

MMCM/d (1)	0.28	0.28
MMCF/d (2)	10.05	10.05
Amounts committed/year (3)	7.53	7.53

(1) Million cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the ES Resolution No 599/07.

(2) Million cubic feet per day

(3) Million pesos. We have considered prices established in the Resolution ES No. 1,417/08, considering the percentages by segments obtained from historical information of the Company.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2008.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2008.

The estimated annual valuation of firm transportation under these contracts is, as follows:

Years	Annual contract amounts (Thousand of Ps.)
2009	194.64
2010	188.97
2011	188.97
2012	188.97
2013	188.97
2014/21	105.76

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

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 or 7% of the amount obtained after subtracting US$ 3,000 from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement.

The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Note 21 b). Transactions and balances with BG International Limited derived from this contract are described in Note 7.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Stamp tax

On October 12, 2006, MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

On November 3, 2006, MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1,467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110, plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which at the date hereof remains unsolved.

On May 18, 2007, MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, through which it claims the payment of an alleged tax debt assessed as of November 30, 2006 in the amount of Ps. 236.

Pursuant to the aforementioned, MetroGAS registered an allowance in the amount of Ps. 354 to cover this contingency.

16.2. Income tax - Bad debt deduction

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

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court. Likewise, In addition to this, AFIP levied attachments on some of the company's fixed assets. As of December 31, 2008, the book value amounted to Ps. 16.2 million.

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

On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,5 And on June 18, 2004 General Resolution No. 1,693, which increased the deduction amount to Ps. 5, was published.

On February 16, 2007, Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which the Court accepted as an indicator of the impossibility to collect the removal of gas meters from overdue customers and rejected the argument of disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an "excusable mistake", as defined by the law, the Prosecuting Court removed the fine applied to MetroGAS. AFIP desisted the recourse to an appeal against the decision of the Prosecuting Court that reversed the AFIP's

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

determination respect to removing of the meter from the location of customers, which owed MetroGAS less than Ps. 1.

The Prosecuting Court ordered AFIP, to carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established. On August 8, 2007 the DGI notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,5, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the abovementioned General Instruction.

Up to the date of these financial statements, the Prosecuting Court did not issue any decision in this regard. Once the reassessment becomes definitive, the parties may appeal before the Chamber of Appeals within the term set forth to such effect. Pursuant to the abovementioned and once the final reassessment carried out by the DGI becomes definitive, the Company will appeal against the Court of Appeals, for which it will have to pay the claimed taxes and then, provided a favorable judicial decision is issued, request the reimbursement of the paid amount. Consequently, to cover this contingency, the Company registered a provision for an estimated amount of Ps. 6,224 until the definitive reassessment will be issued by the DGI.

16.3. Levy for study, revision and inspection of works in public spaces, and occupancy of public space

16.3.1 Levy for study, revision and inspection of works in public spaces

From 2000 onwards, the Government of the Autonomous City of Buenos Aires ("GCABA") included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. The tax amounts were unilaterally increased by the GCABA, despite the fact that MetroGAS and several other public service companies had signed agreements with the GCABA.

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

On May 7, 2007, we and the GCBA informed the relevant judge that the parties had reached an agreement under which we (i) paid the amount of Ps. 11.9 million owed under the levy, (ii) requested a payment plan for the remaining Ps. 13.7 million owed for the fiscal periods February 2000 - December 2003 and January 2004 - December 2006 and (iii) paid Ps. 3.1 million in legal fees.

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in taxes must be reflected in

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the levy for occupancy of public space was contested, as it is exposed in point 16.3.2.

MetroGAS considers that it has acquired the right to transfer to tariffs the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and, therefore, recorded Ps. 42,432 under Other non-current credits (Note 5.f)).

16.3.2 Levy for occupancy of public space

16.3.2.1 Government of the Autonomous City of Buenos Aires

In 1998, the GCABA created a levy for occupancy of public space, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003, the GCABA has demanded MetroGAS the payment of the levy for occupancy of public space. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004, the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts. On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

  On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the ES requesting immediate treatment of the transferring of the tax to the tariff. In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to ENARGAS so as to have a final resolution on this matter.

  During 2005, after the notification of the payment received, MetroGAS agreed with the GCABA, a payment plan in order to cancel the debt since January 1, 1998 to December 31, 2004. Up to date, the Company is paying the installments on a regular basis both, the regular quarterly fees for occupancy of public space and the fee owed under the payment plan mentioned above.

  On March 6, 2006, MetroGAS presented a note before ENARGAS reporting its adherence to the said payment plans and requested once again the reallocation on tariffs, this note was reaffirmed by note presented before ENARGAS dated March 29, 2006. Dated April 28, 2006 ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated, sending the payment slips from the payment plan's second and third installments.

  On November 28, 2006, ENARGAS requested the submittance of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met

  NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

  the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution

  License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

  16.3.2.2 Municipality of Esteban Echeverría

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

  In May 2006 the transfer to tariffs was requested to ENARGAS and in July of the same year a quick response was demanded.

  On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and the corresponding to the year 2006 and 2007 and is paying those ones corresponding to 2008. As of the date of these financial statements, MetroGAS is regularly paying this Municipality levy.

16.3.2.3 Municipality of Almirante Brown

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

In April 2007 the Municipality and MetroGAS executed an agreement to formalize payment plan. As of December 31, 2007, it has been completely paid by MetroGAS. As of the date of these financial statements, MetroGAS is regularly paying this Municipality levy.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

16.3.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Occupancy of Public Space levy corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan. As of the date of these financial statements, MetroGAS is regularly paying this Municipality levy.

16.3.2.5 Municipality of Florencio Varela

On May 29, 2008 and July 30, 2008, the Municipality of Florencio Varela filed claims against MetroGAS for payment of the Right of Occupancy and Use of Public Spaces for the period from January 2003 to July 2008. During August 2008, the Company and the Municipality executed an agreement through which MetroGAS agreed to pay an aggregate amount of Ps. 842.5 thousand in exchange for the cancellation of its debt. As of the date of these financial statements, MetroGAS is regularly paying this Municipality levy.

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps. 65,844 (Note 5.f) for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela, as MetroGAS considers it has an acquired right to be recognised the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No. 24,076 (Sect. No. 41) and Executive Order No. 2,255/92 (Sect. No. 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

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

16.4. Gross revenue tax (Province of Buenos Aires)

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

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

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

As of December 31, 2008, the Company registered an allowance of Ps. 5,740 for the contingency related to the difference in the income and expenses rate.

16.5. Rates and charges

Through resolution No. 2,778/03, ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2008 the total amount demanded by ENARGAS amounted to Ps. 20,192, including interests and fines, which has been recorded as a provision.

16.6. Others

At the date of issuance of these consolidated financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's consolidated financial statements as of December 31, 2008.

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

The following is a summary of the significant adjustments to net (loss) income for each of the three years in the period ended December 31, 2008 and shareholders' equity as of December 31, 2008 and 2007 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2008	2007
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	975,943	989,492
US GAAP adjustments:
- Other receivables (Note 18 c))	(99,119)	(81,268)
- Troubled debt restructuring (Note 18 d))	(338,756)	(381,780)
- Inventory valuation (Note 18 f))	(1,860)	(1,413)
- Discounted value of certain receivables (Note 18 g))	1,699	1,974
- Deferred income taxes (Note 18 h))	(123,678)	(131,851)
Shareholders' equity in accordance with US GAAP	414,229	395,154

	December 31,
	2008	2007	2006
Reconciliation of net income:
Net (loss) income in accordance with Argentine GAAP	(13,549)	15,787	292,553
US GAAP adjustments - Increase (Decrease):
- Receivables for change in gross revenue tax for the Province of Buenos Aires (Note 18 b))	-	-	1,547
- Other receivables (Note 18 c))	(17,851)	(7,181)	(38,573)
- Troubled debt restructuring (Note 18 d))	43,024	55,469	(437,249)
- Debt restructuring expenses (Note 18 e))	-	-	20,026
- Inventory valuation (Note 18 f))	(447)	(170)	(308)
- Discounted value of certain receivables (Note 18 g))	(275)	(273)	(211)
- Deferred income taxes (Note 18 h))	8,173	29,476	271,343
Net income in accordance with US GAAP	19,075	93,108	109,128

Earnings per share Basic & Diluted:
Argentine GAAP
(Loss) income per share	(0.024)	0.028	0.514
(Loss) income per ADS	(0.238)	0.277	5.140
US GAAP
Income per share	0.034	0.164	0.192
Income per ADS	0.335	1.636	1.917
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)

Description of changes in shareholders' equity under US GAAP:	December 31,
	2008	2007
Shareholders' equity in accordance with US GAAP as of beginning of year	395,154	302,046
Net income in accordance with US GAAP	19,075	93,108
Shareholders' equity in accordance US GAAP as of end of year	414,229	395,154

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Inflation accounting

As indicated in Note 3.4, under Argentine GAAP, the restatement of consolidated financial statements into constant currency has been discontinued as of March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2008, 2007 and 2006.

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

If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the inflation effect on net income and shareholders' equity for the fiscal year ended December 31, 2006 to US GAAP information would have been: (i) a decrease in assets as of December 31, 2006 of Ps. 33.5 and (ii) a decrease in shareholders' equity of Ps. 33.5. Moreover, inflation accounting does not have a significant effect on the US GAAP information for fiscal years ended December 31, 2008 and December 31, 2007.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

b) Receivable for changes in gross revenue tax for the Province of Buenos Aires

As permitted by ENARGAS, the Company passes through gross revenue taxes to customers. In December 1997, ENARGAS authorized the Company to pass through to the then active customers a change in the gross revenue tax rate of the Province of Buenos Aires. ENARGAS determined that this item would be passed through during a period of 96 months. Under Argentine GAAP, the Company recognised as revenue for the year ended December 31, 1997, the entire effect of this change in the gross revenue tax rate. Under US GAAP, this additional revenue was deferred and recognised as income as service was provided. However, as discussed in Note 16.1, in 2006, the Company ceased billing this pass-through item to then

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

active customers and determined that an amount remained uncollected. Under Argentine GAAP, the Company provided for this uncollected receivable.

The US GAAP reconciling item for the year ended December 31, 2006 reflects the reversal of this allowance for doubtful accounts since this amount had been originally charged to expense in 1997.

c) Other receivables

As discussed in Note 16.3, the Company recognised as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in Statement of Financial Accounting Standards ("SFAS") No. 71, "The Effects of Certain Types of Regulation" ("SFAS 71") and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects the reversal of this regulatory asset.

d) Troubled debt Restructuring

As discussed in Note 10, the Company completed the restructuring of its outstanding indebtedness in May 2006 (the "Debt Restructuring"). The Debt Restructuring involved the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In this connection, the Company issued new debt instruments.

Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps. 388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurate with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed as the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of operations. The Company recorded Ps. (71.0) million, Ps. (68.6) million and Ps. 11.2 million on gain and loss on accretion for the year ended December 31, 2008, 2007 and 2006, respectively.

Under US GAAP, the Company performed an analysis under both SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15") and EITF 02-04, "Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15" ("EITF 02-04"), to assess whether the Debt Restructuring represented a troubled debt restructuring. Following the EITF 02-04 guidance, the Company concluded that the Debt Restructuring was in fact a troubled debt restructuring since (i) the Company was in financial difficulties and (ii) creditors had granted it a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructuring was accounted for as a combination of a partial debt settlement and a continuation of debt with modified terms.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

SFAS No. 15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No. 15, no gain on restructuring is recognised unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

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

The items for Debt Restructuring, included in the reconciliation of net income (loss) are as follows:
	December 31,
	2008	2007	2006
	Million of Ps.
Reversal of a portion of gain on restructuring recognised under Argentine GAAP (a)	-	-	(427)
Computation of gain under US GAAP (b)	-	-	8
Reversal of the present value recognised under Argentine GAAP (c)	12	10	(84)
Reversal of interest expense computed under Argentine GAAP (d)	59	58	73
Computation of financial expenses under US GAAP(e)	(28)	(13)	(7)
Total US GAAP reconciling item for Debt Restructurings	43	55	(437)

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

g) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps.1.7 million, Ps. 2.0 million and Ps. 2.2 million, as the discount of the receivable for minimum presumed income tax for the years ended December 31, 2008, 2007 and 2006 respectively. Those adjustments were reversed for US GAAP purposes.

h) Deferred income taxes

As discussed in Note 3.6.i), the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognised for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognised in income in the period when enacted. A valuation allowance is recognised for a component of net deferred tax assets, which is assessed as not recoverable. This standard is similar to the principles of US GAAP set forth in SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109").

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

For the year ended December 31, 2008 and 2007, under both Argentine GAAP and US GAAP, the Company had provided a valuation allowance for its deferred tax assets generated by its total loss carryforwards, considering the magnitude of the negative effect of the devaluation of the Argentine Peso on the Company's financial position and results of operations, as well as the uncertainty generated by the local economic situation regarding the realisation of the deferred tax credits within a short period of time. Therefore, there is no longer a difference between Argentine GAAP and US GAAP in terms of the amount of the valuation allowance.

However, for the years ended December 31, 2008 and 2007, the Company utilized a portion of its tax loss carryforwards to record a tax benefit of Ps. 6.6 and Ps. 55.0 (net of the expiration of its tax loss carryforwards for Ps. 96.4) respectively under US GAAP.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

In addition, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No. 11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, "Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes", which requires such differences to be treated as temporary differences in calculating deferred income taxes.

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

Therefore, for the years ended December 31, 2008, 2007 and 2006, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference, (2) recognition of deferred income taxes on other reconciling items and (3) changes in valuation allowance, as appropriate.

In addition, under US GAAP, on January 1, 2007 the Company adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertain tax positions recognised in a company's financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification of a liability for unrecognised tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. The adoption of FIN 48 had no significant impact on the Company's consolidated financial statements.

The company classifies interest and penalties in the statement of operations in income (expense) tax benefit.

i) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year.

Under US GAAP, MetroGAS applied the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"). Accordingly, under SFAS No. 144, the carrying value of our long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

In our calculation of the expected future undiscounted cash flows, we considering the group of assets as mentioned in Note 3.6.o), consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2008, no impairment losses have been recognized under US GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

j) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS No. 112"), and SFAS No. 43, "Accounting for Compensated Absences" ("SFAS No. 43"), which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

  Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2008	2007
Deferred income tax asset (liability) according to Argentine GAAP	15,794	6,667
Inventory valuation	651	494
Other receivables	34,692	28,444
Troubled debt restructuring	118,565	133,625
Discounted value of certain receivables	(595)	(691)
Prepaid dividends	-	(2,851)
Difference between tax and accounting basis of fixed assets	(276,991)	(290,871)
Deferred income tax liability according to US GAAP	(107,884)	(125,183)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income (loss) differs from the income tax benefit for the years ended December 31, 2008, 2007 and 2006 computed in accordance with US GAAP as follows:
	December 31,
	2008	2007	2006

Income tax benefit at statutory rate on pre tax income (loss) in accordance with US GAAP	4,447	20,678	(3,217)
Change in valuation allowance	(6,577)	(151,416)	(116,972)
Expiration of tax loss carry forward	-	96,439	-
Other	(4,237)	269	1,869
Income tax benefit computed in accordance with US GAAP	(6,367)	(34,030)	(118,320)

b) Earnings per share

Under US GAAP the company applies the provisions of SFAS No. 128, "Earnings per share" ("SFAS 128"). SFAS 128 requires to disclose in the body of the Statement of Income the diluted income per share as well as basic income per share. As of December 31, 2008, 2007 and 2006 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2008 and 2007 respectively.

Under US GAAP, the Company applies the principles of SFAS No. 109. Pursuant to SFAS No. 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2008, the net current deferred tax asset is Ps. 40.2 and the net non-current deferred tax liability is Ps. 148.1 under US GAAP. As of December 31, 2007, the net current deferred tax asset is Ps.33.2 and the net non-current deferred tax liability is Ps.158.4 under US GAAP.

ii) Revenues from installations consist primarily of amounts are charged for the installation of gas meters. Under Argentine GAAP, installation fees are recognised at the time of installation. The direct incremental costs related to installations are expensed as incurred. Installation costs exceed installation revenues for all periods presented. Reconnection fees are charged to customers when resuming service after suspension. Under Argentine GAAP, reconnection fees are also recognised at the time of reconnection. Reconnection costs are also higher than associated revenues for all periods presented.

For US GAAP purposes, non-refundable installation and reconnection fees are deferred and recognised over the estimated customer relationship period. Associated direct expenses are also deferred over the

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

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

d) Statement of Operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2008	2007	2006

Operating income according to Argentine GAAP	117,238	122,724	112,261
Receivables for change in gross revenue tax for the Province of Buenos Aires (1)	-	-	66
Other receivables (2)	(17,851)	(7,181)	(38,573)
Debt restructuring expenses (3)	-	-	20,026
Operating income according to US GAAP	99,387	115,543	93,780

(1) See Note 18 b)

(2) See Note 18 c)

(3) See Note 18 d)

  Financial and holding results
	December 31,
	2008	2007	2006

Financial and holding results according to Argentine GAAP	(130,144)	(114,302)	332,282
Discount on other receivables (1)	(275)	(273)	(211)
Inventory valuation (2)	(447)	(170)	(308)
Trouble debt restructuring (3)	43,024	55,469	(437,249)
Financial and holding results according to US GAAP	(87,842)	(59,276)	(105,486)

(1) See Note 18 g)

(2) See Note 18 f)

(3) See Note 18 d)

f) Additional information on the Statement of Cash Flows

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 "Statement of Cash Flows" ("SFAS No. 95").

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

	December 31,
	2008	2007	2006
Cash and banks	53,106	28,997	52,349
Cash equivalents:
Current investments	369	319	20,284
Total cash and cash equivalents	53,475	29,316	72,633

  Under US GAAP, non cash transactions are required to be disclosed by SFAS No. 95. The Company has not capitalized interest in fixed assets as of December 31 2008, 2007 and 2006.

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2008	2007	2006
Net cash provided by operating activities	110,858	55,995	16,806
Net cash used in investing activities	(84,169)	(62,944)	(48,915)
Net cash (used) provided by financing activities	(2,844)	(36,158)	(432,954)
Effect of exchange rate changes on cash and cash equivalents	314	(210)	13,766
Net (decrease) increase in cash and cash equivalents	24,159	(43,317)	(451,297)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2008 and 2007 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2008	2007
Current assets	284,188	231,392
Non-current assets	1,739,546	1,721,381
Total assets	2,023,734	1,952,773

Current liabilities	288,444	247,143
Non-current liabilities	1,320,013	1,309,672
Total liabilities	1,608,457	1,556,815

Minority interest	1,048	804
Shareholders' equity	414,229	395,154

Summary of Consolidated Statement of Income in accordance with US GAAP	December 31,
	2008	2007
Sales	871,961	924,777
Gross profit	259,008	252,995
Operating income	99,387	115,543
Financial and holding results	(87,842)	(59,276)
Other income, net	1,408	3,157
Minority interest	(245)	(346)
Income (loss) before income tax	12,708	59,078
Income tax benefit (expense)	6,367	34,030
Net income under US GAAP	19,075	93,108

h) Fair Value

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, effective January 1, 2008, the Company has partially adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") which changes the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. However, the application of SFAS No. 157 to non-financial assets and non-financial liabilities (except for those that are recognized or disclosed in the financial statements at fair value at least annually) was deferred by one year from the effective date of SFAS No. 157 by FSP-FAS 157-2, "Effective Date of SFAS No. 157" ("FSP-FAS 157-2"). Therefore, the Company will adopt the provisions of SFAS 157 with respect to its non-financial assets and liabilities measured on a non-recurring basis on January 1, 2009. The adoption of SFAS 157 did not have a material impact on the Company's consolidated results of operations or financial condition.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

In addition, the Company has adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This Statement gives to the Company the irrevocable option to report the initial and subsequent accounting of certain financial assets and liabilities on a contract-by-contract basis at fair value. If the Company elects the fair value option, it must record the difference existing between the carrying value of such assets before the election and the fair value of such assets after the election as an adjustment to its beginning retained earnings. However, the Company chose not to elect the fair value option.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis in accordance with SFAS 157 as of December 31, 2008 and 2007:

Description	Balances as of December 31, 2008	Balances as of December 31, 2007
Assets	Thousand of Ps.	Thousand of Ps.
Short-Term Investments
Government securities and Common investment funds	335	312
Total Financial Assets	335	312

The Company's financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets. As of December 31, 2008 and 2007, the Company did not have any assets or liabilities obtained from readily-available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). The unrealized net gains on short term investments are reported as a line item in the Statement of Operations.

i) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("SFAS No. 107"), the Company is required to disclose fair value information for financial instruments (whether or not recognized in the balance sheet) for which it is practicable to estimate fair value. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), amends SFAS No. 107 to include the disclosure requirements regarding credit risk concentrations as set forth in SFAS No. 105 (See Note 3.f. for details on the Company's concentration of credit risk). The financial instruments which are discussed in this section pursuant to SFAS No. 107 are, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2008 and 2007 are as follows:

  Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  Accounts receivable, net

The carrying amount of accounts receivables, net reported in the balance sheet approximates fair value because these are short term assets and there have been no significant changes in interest rates. Furthermore, all amounts assumed to be uncollectible after a reasonable time are written off and/or reserved.

  Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

  Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

  Financial debt

The fair value of the Company's financial debt as of December 31, 2008 is based on quoted market prices. As of December 31, 2008, the fair value of the Company's debt was Ps. 306,090 and the related carrying amount was Ps. 813,125 under Argentine GAAP. As of December 31, 2007, the fair value of the Company's debt was Ps. 723,956 and the related carrying amount was Ps. 730,998 under Argentine GAAP.

j) Segment information

Under US GAAP, the Company applies the criteria set forth by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information for segment reporting purposes" ("SFAS No. 131"). SFAS No. 131, which was issued by the FASB in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision marker(s) in deciding how to allocate resources and assess performance. Disclosure requirements established under US GAAP do not differ from the ones required under Argentine GAAP (See Note 3.8).

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

1. Disclosures about Derivative Instruments and Hedging Activities

In May 2008, the FASB issued SFAS No. 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). This Statement amends SFAS No. 133 to change the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, however early application is encouraged. The adoption of SFAS 161 will have no impact on the Company's financial condition and results of operations.

2. Business Combinations

In December 2007, the FASB issued SFAS No. 141 (Revised) "Business Combinations" ("SFAS No. 141 (Revised)"). SFAS No. 141 (Revised) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control, and apply the same method of accounting (the acquisition method) to all transactions and other events in which one entity obtains control over one or more other businesses. Additionally, establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquisition, and recognizes and measures the goodwill acquired in the business combination if the total acquisition-date fair value of the identifiable net assets acquired is lower than the amount paid plus any non controlling interest. Finally, this Statement determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company will apply this Statement prospectively to business combinations beginning with fiscal year 2009.

3. Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS No. 160"). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires: a) noncontrolling interest to be presented in the consolidated financial statement within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of operations. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and disclosure is to be applied retrospectively. The Company is currently analyzing the impact that the adoption of SFAS No. 160 will have on the Company's financial position and results of operations.

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

  FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	December 31, 2008			December 31, 2007
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 31	3.4130	107	US$ 5	14
	LBE 4	4.9731	21	LBE 5	28
	Euros 3	4.7349	15	Euros 2	10
	Real 4	1.4600	6	Real 4	7
	Canadian dollars 1	2.7902	4	Canadian dollars 1	4
	Russian rublo 9	0.1164	1	Russian rublo 8	1

Banks	US$ 6,875	3.4130	23,463	US$ 182	565

Investments	US$ 10	3.4130	34	US$ 2	7

Trade receivables	US$ 7,948	3.4130	27,127	US$ 7,813	24,291

Other receivables	US$ 344	3.4130	1,173	US$ 287	893
Total Current Assets			51,951		25,820
TOTAL ASSETS			51,951		25,820

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 5,747	3.4530	19,846	US$ 5,878	18,510
	Euros 3	4.7907	14	Euros 3	14
	LBE 7	5.0383	36	LBE -	-
Financial debt
Negotiable bonds (face value)	US$ -	3.4530	-	US$ 80	252
	Euros 303	4.7907	1,452	Euros 833	3,858
Interest and other expenses payable to foreign financial institutions	US$ 23	3.4530	80	US$ 64	203
	Euros 140	4.7907	670	Euros 323	1,496

Other liabilities	US$ -	3.4530	-	US$ 134	423

Total Current Liabilities			22,098		24,756
NON-CURRENT LIABILITIES
Financial debt
Negotiable bonds (face value)	US$ 217,100	3.4530	749,648	US$ 217,100	683,649
	Euro 26,070	4.7907	124,895	Euro 26,070	120,745
Total Non-Current Liabilities			874,543		804,394
TOTAL LIABILITIES			896,641		829,150

US$: United States Dollars

LBE: Pounds Sterling

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2008						December 31, 2007	December 31, 2006
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll an other employees benefits	2,441	30,862	-	31,620	26,935	91,858	72,872	63,742
Social security contributions	958	8,713	-	6,819	7,716	24,206	18,682	16,320
Directors' fee	-	-	-	858	-	858	687	580
Fees for professional services	-	342	-	3,718	245	4,305	9,033	5,405
Technical operator's fees	-	9,029	-	-	-	9,029	10,201	7,737
Sundry materials	-	3,820	-	-	-	3,820	3,600	2,685
Fees for sundry services	-	10,033	-	2,416	9,377	21,826	13,641	12,581
Postage, telephone and fax	-	386	-	1,043	4,798	6,227	5,406	4,962
Leases	-	77	-	1,391	1,233	2,701	2,210	2,562
Transportation and freight charges	-	-	-	632	-	632	473	355
Office materials	-	422	-	1,185	117	1,724	1,469	1,876
Travelling expenses	-	284	-	443	105	832	669	785
Insurance premium	-	-	-	2,282	-	2,282	2,242	2,292
Fixed assets maintenance	-	19,522	-	6,649	114	26,285	21,624	16,796
Fixed assets depreciation	-	65,435	-	3,733	-	69,168	71,800	71,885
Taxes, rates and contributions	-	1,899	42	7,075	29,768	38,784	40,341	33,793
Publicity	-	-	-	-	1,020	1,020	1,422	1,262
Allowance for doubtful accounts	-	-	-	-	1,259	1,259	2,285	2,165
Bank expenses and commissions	-	-	-	108	5,405	5,513	5,664	5,211
Contingencies reserve	-	-	-	12,702	-	12,702	12,935	5,250
Others	-	(4,314)	-	363	244	(3,707)	23,082	20,828
Total as of December 31, 2008	3,399	146,510	42	83,037	88,336	321,324	320,338	279,072

Total as of December 31, 2007	2,276	156,570	145	81,918	79,429	320,338

Total as of December 31, 2006	3,139	139,840	44	62,470	73,579	279,072

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2008	December 31, 2007	December 31, 2006
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	257,228	306,938	283,166
Processed Natural Gas	-	1,241	1,808
	257,228	308,179	284,974

Transportation of Natural Gas	207,193	204,912	198,749
Transportation of Processed Natural Gas	1,980	1,976	1,976
	209,173	206,888	200,725
Operating Costs (Note 21b))
Natural Gas	146,510	156,570	139,840
Processed Natural Gas	42	145	44
	146,552	156,715	139,884

Operating Cost	612,953	671,782	625,583

Natural Gas	610,931	668,420	621,755
Processed Natural Gas	2,022	3,362	3,828

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2008	20,359		1,259	-	(7,713)	13,905
	2007	24,503	(1)	2,285	-	(6,429)	20,359
	2006	32,739		2,165	-	(10,401)	24,503

For tax on banking transactions to be recovered	2008	1,435		-	-	(1,435)	-
	2007	1,435		-	-	-	1,435
	2006	-		1,435	-	-	1,435

For variation of Gross revenue tax province of Buenos Aires	2008	1,481		-	-	(1,481)	-
	2007	1,481		-	-	-	1,481
	2006	-		1,481	-	-	1,481

For inventory obsolescence	2008	1,620		105	-	(15)	1,710
	2007	903	(2)	717	-	-	1,620
	2006	981		10	-	(88)	903

For obsolescence of materials	2008	582		35	-	(8)	609
	2007	1,744		8	-	(1,170)	582
	2006	1,744		-	-	-	1,744

Valuation allowance on deferred income tax assets	2008	29,857		(6,578)	-	-	23,279
	2007	151,040	(4)	(24,744)	-	(96,439)	29,857
	2006	169,840		(18,800)	-	-	151,040

For disposal of fixed assets	2008	9,748		5,767	-	(6,665)	8,850
	2007	3,757	(3)	11,280	-	(5,289)	9,748
	2006	-		3,807	(50)	-	3,757

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Results of exposure to inflation	Decrease	Balance at the end of the year
Included in liabilities
For contingencies
Executive proceedings	2008	7,951		2,676	-	(744)	9,883
	2007	8,314	(5)	1,560	-	(1,923)	7,951
	2006	3,315		4,999	-	-	8,314

Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2008	-		-	-	-	-
	2007	28,044		-	-	(6) (28,044)	-
	2006	-		28,044	-	-	28,044

Professional fees and costs - Levy for Study, revision and inspection of works in public space GCABA (Note 16.4.1)	2008	-		-	-	-	-
	2007	3,000		(3,000)	-	-	-
	2006	150		2,850	-	-	3,000

Turnover tax GCABA	2008	-		5,740	-	-	5,740
	2007	-		-	-	-	-
	2006	-		-	-	-	-

Rates and charges (16.6)	2008	19,116		1,076	-	-	20,192
	2007	18,098	(5)	1,018	-	-	19,116
	2006	17,550		548	-	-	18,098

Income taxes - Doubtful accounts deduction	2008	5,882		342	-	-	6,224
	2007	-	(5)	5,882	-	-	5,882
	2006	-		-	-	-	-

Others	2008	17,436		2,868	-	-	20,304
	2007	13,266	(5)	5,937	-	(1,767)	17,436
	2006	13,723		(447)	-	(10)	13,266
Notes:
(1) The charge in results is disclosed in Note 21 b).
(2) Charged in results in the line Sundry materials of Note 21 b).
(3) Charged in results in the line Operating expenses - Others of Note 21 b)
(4) Charged in results in the line Income tax (Note 3.6.i)).
(5) Charged in results in the line Contingencies reserve of Exhibit H
(6) Charged in Taxes payable