Form 20-F
period 2009-12-31
METROGAS INC
filed 2010-07-14
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2009
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
Class A Ordinary Shares, nominal value Ps. 1.00 per share: 290,277,316
Class B Ordinary Shares, nominal value Ps. 1.00 per share: 221,976,771
Class C Ordinary Shares, nominal value Ps. 1.00 per share: 56,917,121

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

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

D. Exchange Controls *

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

D. American Depositary Receipts *

Part II *

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16. [Reserved] *

ITEM 16A. Audit Committee Financial Expert *

ITEM 16B. Code of Ethics *

ITEM 16C. Principal Accountant Fees and Services *

ITEM 16D. Exemptions from the Listing Standards for Audit Committees *

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers *

ITEM 16F. Change in Registrant's Certifying Accountant *

ITEM 16G. Corporate Governance *

Part III *

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS *

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

    the renegotiation of the terms of our license and tariffs with the Argentine Government;

    anticipated revenues, capital expenditures, cash flows and financing requirements;

    economic and political developments in Argentina, foreign exchange restrictions on payments abroad, as well as actions by the Ente Nacional Regulador del Gas (the National Gas Regulatory Board, or the "ENARGAS"), the Argentine regulatory agency with jurisdiction over us, and other governmental authorities that may affect us;

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2009 and 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007 and the notes thereto, or our "Annual Consolidated Financial Statements", which have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina ("PwC"), an independent registered public accounting firm, whose report dated July 14, 2010 is included elsewhere herein. See Item 18: "Financial Statements." Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP". Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated July 14, 2010 on our financial statements as of and for the years ended December 31, 2009 and 2008, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

This annual report also contains certain amounts and ratios (including percentage amounts) that have been rounded up or down for ease of presentation. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of our annual report. Accordingly, numerical figures shown as totals in tables may not be an arithmetic aggregation of the figures that preceded them.

In addition, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina, or "Banco Nación." In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps. 1.00 per US$ 1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps. 1.70 per US$ 1.00 while the official market rate was Ps. 1.40 per US$ 1.00. On February 8, 2002, the Argentine Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2009, the only exchange market available was the free market and the quotation was Ps. 3.8000 per US$ 1.00 and as of June 30, 2010 the exchange rate was Ps. 3.9310 per US$ 1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rates Information" for information regarding exchange rates.

The contents of our website are not part of our annual report.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION

      Selected Consolidated Financial Data

      The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

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

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated July 14, 2010 on our financial statements as of and for the years ended December 31, 2009 and 2008, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2009 (1)	2009	2008	2007	2006	2005
	(in thousands of US$, except ratios and shares)	(in thousands of Pesos, except ratios and shares)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Gross sales(a)	282,691	1,074,227	901,564	955,853	873,893	891,992
Net sales(b)	273,603	1,039,691	871,961	924,777	845,127	863,197
Gross profit(c)	80,169	304,643	288,611	284,071	248,310	192,638
Operating income	24,759	94,086	117,238	122,724	112,261	83,064
Financing and holding results gains (loss) (d)	(44,944)	(170,786)	(130,144)	(114,302)	332,282	(56,684)
Income (loss) before income tax	(18,145)	(68,950)	(11,743)	11,233	445,576	29,278
Net income (loss)	(20,616)	(78,342)	(13,549)	15,787	292,553	28,411
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	(0.04)	(0.14)	(0.02)	0.03	0.51	0.05
Dividends per share	-	-	-	-	-	-
Income (loss) per ADS	(0.36)	(1.38)	(0.24)	0.28	5.14	0.50
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	273,603	1,039,691	871,961	924,777	845,193	865,707
Gross profit(c)	71,081	270,107	259,008	252,995	219,610	166,353
Operating income	21,070	80,067	99,387	115,543	93,780	42,875
Financing and holding results (loss) gains (d)	(31,972)	(121,492)	(87,842)	(59,276)	(105,486)	(56,040)
Income (loss) before income tax	(8,862)	(33,675)	12,708	59,078	(9,192)	(10,267)
Net income (loss)	(49.592)	(188.448)	19,075	93,108	109,128	16,345
Earnings (loss) per share	(0.087)	(0.331)	0.034	0.164	0.192	0.029
Earnings (loss) per ADS	(0.871)	(3.311)	0.335	1.636	1.917	0.287

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	444,324	1,688,430	1,661,201	1,653,273	1,674,400	1,704,104
Total assets	585,720	2,225,735	2,098,572	2,006,981	2,032,837	2,670,116
Net current liabilities(e)	(43,062)	(163,635)	(42,631)	(47,504)	(72,569)	(1,202,925)
Total financial debt	242,272	920,634	815,327	736,807	730,977	1,673,107
Short-term financial debt	21,783	82,777	2,202	5,809	20,291	1,673,107
Long-term financial debt	220,489	837,857	813,125	730,998	710,686	-
Total shareholders' equity	236,211	897,601	975,943	989,492	973,705	681,152
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	478,483	1,818,235	1,791,270	1,726,299	1,704,682	2,354,259
U.S. GAAP
Total shareholders' equity	59,416	225,781	414,229	395,154	302,046	192,918

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	27,831	105,756	84,169	62,944	48,915	46,100
Depreciation and amortization	18,771	71,331	69,168	71,800	71,885	90,500
Nominal gross interest(h)	18,347	69,717	59,184	58,168	82,748	108,519
Interest income	3,047	11,580	13,567	8,941	13,261	15,954
Net interest expense(i)	15,299	58,137	45,617	49,227	69,487	94,101
Capitalized interest(j)	-	-	-	-	-	1,536
EBITDA(k)	45,570	173,167	187,569	197,335	185,179	176,462
Net cash flows provided by operating activities	66,179	251,480	172,384	118,334	170,237	199,345

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2009, which was Ps. 3.800 per US$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

	For the year ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	65.8%	85.2%	80.8%	76.4%	36.7%
Solvency ratio (shareholders' equity/total liabilities)	67.7%	87.0%	97.3%	92.0%	35.0%
Fixed assets ratio (fixed assets/total assets)	75.9%	79.2%	82.4%	82.4%	63.8%
Net income margin (net income/sales)	(7.3%)	(1.5%)	1.7%	33.5%	3.2%
Total financial debt/total capitalization	50.6%	45.5%	42.7%	42.9%	71.1%

Ratio of:
EBITDA to nominal gross interest	2.5x	3.2x	3.4x	2.2x	1.6x
EBITDA to net interest expense(h)	3.0x	4.1x	4.0x	2.7x	1.9x
EBITDA to net interest expense(h) plus
capitalized interest	3.0x	4.1x	4.0x	2.7x	1.8x
Operating cash flow to nominal gross interest	3.6x	2.9x	2.0x	2.1x	1.8x
Short-term debt to operating cash flow	0.3x	0.0x	0.0x	0.1x	8.4x

Selected Operating Data:
Total number of customers	2,176,327	2,144,612	2,101,733	2,060,130	2,022,984
Residential	2,094,606	2,063,795	2,021,807	1,982,192	1,945,890
Other	81,721	80,817	79,926	77,938	77,094
Kilometers of pipeline	16,264	16,190	16,100	16,016	15,938
Total number of employees	1,052	1,021	1,014	1,012	1,001
	Year Ended December 31,
	2009		2008		2007		2006		2005
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(l)
Average daily firm
transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7	23.5	829.9
Average daily volume	23.6	833.4	23.8	841.1	24.6	868.7	24.3	857.8	22.5	794.8
Firm (including residential)	13.1	462.6	13.4	473.2	13.9	490.9	12.7	448.6	11.3	399.2
Interruptible	10.5	370.8	10.4	367.3	10.7	377.9	11.6	409.2	11.2	395.6
Load factor(m)	95.8%		96.8%		100%		96.8%		95.7%

Volumes Delivered:
Average daily volume	22.6	798.1	22.9	808.7	23.8	840.5	23.4	826.4	21.6	764.0
Firm (including residential)	12.5	441.4	12.9	455.6	13.4	473.2	12.2	430.8	10.8	382.0
Interruptible	10.1	356.7	10.0	353.1	10.4	367.3	11.1	395.6	10.8	382.0

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

      (i) Nominal gross interest plus capitalized interest less interest income.

      (j) Interest on long-term construction projects capitalized in fixed assets.

      (k) EBITDA means earnings before interest, taxes, depreciation and amortization. However, we calculate EBITDA as earnings before financial and holding results, income taxes, depreciation and amortization. Financing and holding results includes but is not limited to interest expense. Financing and holding results also include interest income, exchange results, holding results, results of debt restructuring, results from the present-valuing of long term financial debt and others. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. Our EBITDA measure has limitations as an analytical tool, however, and you should not consider it in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP or U.S. GAAP. Some of these limitations include:

      (1) it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

      (2) it does not reflect changes in, or cash requirements for, our working capital needs;

      (3) it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

      (4) it does not reflect any cash income taxes or employees' profit sharing we may be required to pay;

      (5) it reflects the effect of non-recurring expenses, as well as investing gains and losses;

      (6) it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

      (7) other companies in our industry may calculate this measure differently than we do which may limit its usefulness as a comparative measure.

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
RECONCILIATION OF EBITDA:	For the year ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2009 (1)	2009	2008	2007	2006	2005
Net cash provided by operating activities	66,179	251,480	172,384	118,334	170,237	199,345
Financing and holding results (not using funds)	16,624	63,170	50,310	55,767	77,377	87,322
Net book value of fixed assets written off	64	243	(1,271)	(983)	(4,781)	(11,398)
Allowance for doubtful accounts	(2,151)	(8,174)	(1,259)	(2,285)	(2,165)	11,248
Allowance for inventory obsolescence	(44)	(167)	(140)	(725)	(10)	(441)
Disposal of fixed assets	(1,958)	(7,439)	(5,767)	(11,280)	(3,807)	-
Contingencies reserve	(2,749)	(10,445)	(12,702)	(11,397)	(7,950)	(6,018)
Materials consumed	(2,108)	(8,009)	(2,728)	(1,732)	(2,062)	(1,820)
Minority interest	(78)	(298)	(245)	(346)	(365)	(81)
Changes in assets and liabilities	(28,209)	(107,194)	(11,013)	51,982	(41,295)	(101,695)

EBITDA	45,570	173,167	187,569	197,335	185,179	176,462

      Notes:

      (1) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2008, which was Ps. 3.800 per US$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

        Exchange Rates Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2009, the Peso/U.S. Dollar exchange rate was Ps. 3.800 per US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per US$)

Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2005	3.0400	2.8590	2.9234	3.0320
2006	3.1070	3.0300	3.0746	3.0620
2007	3.1800	3.0580	3.1162	3.1490
2008	3.4680	3.0140	3.1633	3.4530
2009	3.8540	3.4490	3.7299	3.8000
Month Ended January 31, 2010	3.8350	3.7940	3.8040	3.8350
Month Ended February 28, 2010	3.8630	3.8320	3.8510	3.8590
Month Ended March 31, 2010	3.8780	3.8370	3.8610	3.8780
Month Ended April 30, 2010	3.8880	3.8690	3.8760	3.8880
Month Ended May 31, 2010	3.9290	3.8880	3.9030	3.9290
Month Ended June 30, 2010	3.9400	3.9160	3.9270	3.9310

      Notes:

      (a) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

      (b) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

      (c) Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

      Source: Banco Nación.

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

        Risk Factors Relating to Argentina

        Overview

        We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for gas in our concession area or a decline in purchasing gas by our customers, which, in turn, could lead to lower collections from our clients. Argentine Government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have led and could continue to lead to a deterioration of the operational and financial condition of private sector entities, including us. The economic measures taken by the Argentine Government are aimed at short term objectives. The lack of medium and long term policies in infrastructure negatively affects our business prospects. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

          Argentina's GDP growth has fallen and the Argentine economy is starting to show signs of instability.

          Argentina's annual GDP growth fell from 6.8% in 2008 to 0.9% in 2009.

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

          In December 2001, the Argentine Government declared a moratorium on a substantial portion of Argentina's public debt (US$ 89.1 billion at the time). After a process of negotiation with the creditors of the Argentine Government, on December 9, 2004 Executive Decree No. 1735/04 was issued, approving the offer for the restructuring of the defaulted public debt. As a result, 76.15% of investors exchanged their defaulted debt for new securities with a longer term maturity pursuant to the terms of the restructuring. Following such process, the Argentine Government announced the total gross public debt as of December 31, 2005 amounted to approximately US$ 129.2 billion. The decrease was also driven by the fact that the total debt figures since 2005 exclude the debt on securities that were eligible for, but did not participate in, the 2005 exchange offer. A final solution has not been given yet with respect to the unpaid 23.85% of that debt (now equivalent to approximately US$ 29.8 billion).

          On January 3, 2006, Argentina prepaid its whole outstanding debt to the International Monetary Fund, which amounted to US$ 9.8 billion, using the Central Bank's reserves in excess of the amount necessary to support 100% of the Argentine monetary base.

          Some holders of Argentine bonds in the United States, Italy and Germany have brought legal actions against Argentina and filed claims in the International Centre for the Settlement of Investment Disputes ("ICSID"). Other lawsuits may be initiated by hold-out creditors in the future. Also, the foreign shareholders of several Argentine companies have brought legal actions for an amount exceeding US$ 16.5 billion in the ICSID, alleging that certain actions taken by the Argentine Government are incompatible with the principles of fair and equitable treatment established in several bilateral treaties to which Argentina is party, established for the mutual protection of investments. As of the date hereof, the ICSID has issued pronouncements on eight of these cases, ordering the Argentine Government to pay approximately US$ 913 million plus interest and costs in connection with such claims. Argentina applied for the annulment of these awards under Chapter VII of the ICSID Arbitration Rules. One such award has been upheld in full and another partially while another award has been abandoned by the plaintiff. Additionally, in relation to the same subject, the UN Commission on International Trade Law ("UNCITRAL") has, as of the date hereof, issued two awards, ordering the Argentine Government to pay US$ 238 million plus interest and costs. Argentina is seeking annulment of these two awards.

          Pursuant to Joint Resolutions No. 8/2009 and No. 5/2009 of the Secretary of Economy and the Secretary of Finance of the Ministry of Finance, on February 2, 2009 the exchange offer relating to the restructuring of certain of the secured loans was launched. Subsequently, the Argentine Government announced that 97% of the local creditors and 41% of the foreign creditors accepted the terms of the exchange offer, representing Ps. 15.08 billion and Ps. 3.495 million, respectively, of the Ps. 15.60 outstanding aggregate amount of domestic secured loans due in 2009, 2010 and 2011.

          In 2009, Argentina engaged investment banks to assist it in carrying out a new exchange offer for the untendered debt. On October 23, 2009, the Minister of Economy, Amado Boudou, announced that Argentina would proceed with plans for the restructuring of its untendered debt. On November 18, 2009, the Congress approved a bill to suspend Argentine Law No. 26,017, which provided certain restrictions to a new restructuring and other transactions with holdout creditors. On December 9, 2009, President Fernández de Kirchner signed Executive Decree No. 1953/2009 authorizing the Ministry of Economy and Public Finance to file a shelf registration statement for Argentina for an amount up to US$ 15.0 billion. This shelf registration was approved by the SEC on April 13, 2010. On May 3, 2010, Argentina commenced its exchange offer for untendered debt.

          On May 5, 2010, the National Senate approved a bill to allow the federal Executive Power to borrow monies from the Central Bank in order to make payments to private debt holders. This bill is under the review of the National House of Representatives.

          On April 15, 2010, the Argentine Minister of Economy, Mr. Amado Boudou, announced the main terms of the debt exchange being made to the hold-outs of the 2005 exchange offering, which represent 24% of the outstanding debt of Argentina. The results of the April 2010 exchange offer were announced in June 2010 with 66% of the hold-outs having accepted.

          The condition of Argentina after the default on its debt and the fact that its outstanding external debt has not been restructured in its entirety and hold-out creditors' claims have not fully settled, might limit Argentina's capacity to gain access to international capital markets. The lawsuits instituted and the claims brought before the ICSID and UNCITRAL by hold-out creditors may give rise to significant decisions unfavorable to the Argentine Government, which may result in attachments or restraining orders issued against Argentine assets that the Argentine Government intended to use for other purposes. Therefore, the Argentine Government might possibly not have available the financial resources necessary to implement reforms and promote growth, which might have a material adverse effect on the Argentine economy and consequently on our businesses. In addition, Argentina's lack of capacity to obtain credit in international markets might have an adverse effect on our capacity to access international credit markets in order to finance their operations and growth.

          The devaluation of the Peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

          In 2002, the Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps. 1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of June 30, 2010, the exchange rate was Ps. 3.9310 per U.S. Dollar. See Item 3: "-Exchange Rates Information" for additional information regarding Peso/U.S. Dollar exchange rates.

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

          We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness, which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 5.2% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to the devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2009, our nominal financial debt in foreign currency was the equivalent of US$ 254.9 million. (Dollar/Euro rate = 1.4350).

          We cannot predict whether, and to what extent, the Peso may further devalue against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

          The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

          After some years of stability, inflationary pressures led to increases in the Argentine consumer price index ("CPI") of 6.1% during 2004 and 12.3% in 2005. However, as a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of, exports, CPI only registered a 9.8% increase in 2006. The downward trend in CPI continued in 2007 and 2008 as the Argentine statistics and census agency ("Instituto Nacional de Estadisticas y Censos" or "INDEC"), reported that CPI increased by only 7.2% in 2008 and 7.7% in 2009. From January 1, 2010 through February 28, 2010, CPI rose by 2.3%.

          In the past, inflation has materially undermined the Argentine economy and the Argentine Government's ability to create conditions conducive to growth. A return to a high inflation environment could undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

          Prior to the enactment of the Public Emergency Law, the tariffs that we charged were linked to a rate per unit of usage calculated in U.S. Dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per US$ 1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations.

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

          Starting in February 2002, any dividend payment outside Argentina, irrespective of the amount, needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication "A" 3,845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of US$ 150,000 (in the aggregate) per month. This amendment applied to the payment of dividends.

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

          In addition, by means of Decree No. 616/05, the Argentine Government established that, except in limited circumstances, the transfer of foreign currency into the local exchange market from foreign loans granted to private sector companies and certain foreign investments must be formalized and must remain in Argentina for at least 365 calendar days from the date the funds enter Argentina. In this respect, pursuant to Central Bank regulations, principal under foreign financial loans may not be repaid before the expiration of a 365-day term counted as from the day of the conversion to Pesos of the loan proceeds in the local foreign exchange market, irrespective of the form of repayment and of whether access to the exchange market is required or not for such purpose.

          Decree No. 616/05 also established the obligation to constitute a deposit over 30% of the funds transferred to Argentina for foreign financial financings and certain foreign investment. This deposit is nominative, nontransferable, does not accrue interest, must be formalized in U.S. Dollars and has a term of 365 calendar days. The deposit may not be granted as security in relation to other credit operations. The financing of exports and imports and all primary public offerings of securities in regulated markets are excluded from the restrictions imposed by Decree No. 616/05. Additionally, specific financings are exempted from the mandatory 30% deposit.

          Although the Argentine Government has exempted certain corporations from compliance with Decree No. 616/05 in particular cases, this Decree can severely limit our capacity to access international capital markets or to obtain financings subject to these provisions, and thus may adversely affect our financial situation and our operational results. Therefore, investors are advised to undertake a thorough reading of Executive Decree No. 616/05, Argentine Ministry of Economy and Production Resolution No. 365/05 and the Argentine Foreign Exchange Criminal Law No. 19,359 on foreign exchange matters as well as all regulations issued thereunder, any supplementary rules related thereto and all other relevant regulations.

          Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our results of operations.

          In addition to our 1,052 employees, we rely on a number of third party services providers to outsource certain services. We follow very strict policies to control the compliance by such third party services providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies' labor and social security obligations towards their own employees and employees of third party services providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third party provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

          Measures taken by the Argentine Government to address social unrest may adversely affect the Argentine economy and our results of operations.

          Argentina faces social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations. The principal challenge of Cristina Kirchner's administration is to generate confidence and create the necessary conditions to allow long-term and sustainable growth. President Kirchner's efforts at generating confidence received a setback when her political party lost the mid-term elections on June 28, 2009. Thus, there is no assurance that Cristina Kirchner's administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If the Argentine Government is unable to foster economic growth, civil unrest and unemployment could return, which could have an adverse effect on the economy and financial system.

          Since 2008, the Argentine Government faces a conflict with farmers who oppose the Government's taxation policy on agricultural exports and the Government's restrictions on exports of meat and cereal products. If this situation continues, it may have a significant impact on the Argentine economy and the prospective growth of the country. Future government policies aimed at addressing social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. If any of these policies are adopted, they could adversely and materially affect the economy and our business.

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

          The nationalization of Argentina's pension funds has dramatically changed the dynamics of the local capital markets.

        In October 2008, the Government proposed to the Argentine Congress the elimination of the private retirement pension system. This was enacted as law in November 2008 and promulgated as Law No. 26,425, prescribing, among other rules, (i) that the funds accumulated under the private retirement pension system in the previous 14 years will be administered by the Argentine government, (ii) a creation of a public retirement pension system and mandatory citizens' contributions to this new system, and (iii) the elimination of the fund capitalization system. Law No. 26,425 has been supplemented, among other regulations, by Executive Decree No. 2103/2008, which describes the composition of the funds to be managed by the Argentine government and instructions for the administration thereof, and by Executive Decree No. 2104/2008, which regulates the transfer to the Argentine government of all the contributions and documentation of the affiliate members of the fund capitalization system, retroactive to December 1, 2008.

        The end to the private retirement pension system has involved a significant loss for the Argentine capital markets, as the Administradora de Fondos de Jubilaciones y Pensiones (Retirement and Pension Fund Administrators) led the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the government became a significant shareholder in many of the country's publicly-held companies, a circumstance that may bring about consequences to Argentina's capital markets and companies that are difficult to measure as of the date hereof. In addition to other prospective contingencies, which are difficult to measure at present, these difficulties, the solutions thereto and potential and similar measures in the future have affected and may affect liquidity and investor confidence in Argentina and, in turn, the possibility of funding being obtained in the capital markets by domestic companies like ours.

        Risk Factors Relating to Us

          Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per US$ 1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

During 2007, the number of companies having an agreement with the Argentine Government increased. The first gas distribution company to sign an agreement with the Argentine Government related to the renegotiation of the license and tariffs already received the Executive Power's ratification of the agreement and the stipulated tariff increase became effective on April 1, 2007. On April 26, 2007, two other companies (members of the same economic group) also reached preliminary agreements to renegotiate their gas distribution licenses with the Argentine Government. These companies obtained a 27% increase in their distribution gross margin for all tariff categories except residential customers, starting July 2007 for one of the companies and August 2007 for the second one. During the second quarter of 2007, two other gas distribution companies reached agreements with the Argentine Government on similar terms. During 2008, two additional gas companies reached agreements with the National Government under similar conditions to those mentioned above.

From 2009 to the present, all transition agreements entered into by distribution and transportation companies have been ratified by Executive decree. We, along with another distribution company and two transportation companies, are the only ones that have not signed renegotiation agreements, which agreements permit signators to begin the full rate tariff review. While several companies have ratified renegotiation agreements, only one company (Gas Natural Ban) has had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs.

To date, we have not agreed to the application of the same terms contained in the agreements of the other gas companies in our negotiations with UNIREN due to existing differences between our situation and those of the other gas distribution companies. As a condition precedent to the Argentine Executive Power's approval of the Agreement between us and UNIREN, UNIREN requires that our majority shareholder suspend any and all claims or actions brought against the Argentine Government in response to measures adopted by the Argentine Government as a result of the state of emergency established by the Public Emergency Law. Furthermore, the Agreement states that after the publication in the Official Gazette of ENARGAS resolution that approves the new tariffs, our majority shareholder should withdraw all such claims and actions brought against the Argentine Government. The Agreement provides that we should grant the Argentine Government an indemnity under which we would be responsible for the full cost of any amounts that the Argentine Government is obligated to pay in connection with any claims brought by any of our shareholders. On December 24, 2007, BG, our majority shareholder, obtained a favorable award from the UNCITRAL in a claim brought against the Argentine Government for breach of the Bilateral Investment treaty for the Promotion of Investments executed in 1990 between Argentina and the United Kingdom. The Argentine Government challenged this award in U.S. Federal Court and its decision is still pending. We cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of a legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or the devaluation of the Peso.

After various rounds of negotiation, we signed a transition agreement with UNIREN (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company-Regulatory Framework-ENARGAS-Current Tariffs" for further details on the Transition Agreement.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 6, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. As of the date of this annual report, there has been no action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules.

Consequently, as of December 31, 2009, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

Based on these delays, we cannot offer any assurance as to when our tariff renegotiations will officially conclude or whether they will have a positive or adverse effect on us. Even if our revised tariff schedules are published, it is possible that such settlement will lead to social unrest, protests by our customers or objections from consumer advocacy organizations or the National Ombudsman, thereby hindering the implementation of any future agreement or the application of new tariffs. Moreover, we can offer you no assurance that tariff increases would not result in an increase in our overdue receivables, and consequently, our result of operations.

Furthermore, the continued delays in the tariff adjustments detailed above have caused our financial condition to deteriorate and have affected our capacity to generate the cash flow necessary to maintain normal activities and comply with our indebtedness due in 2010. On January 5, 2010, our Board of Directors approved the hiring of Barclays Plc. to act as financial advisors in connection with a refinancing of our outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

In turn, the adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

We have thus prepared our annual financial statements for the fiscal year ended December 31, 2009 included herein, assuming that we will continue as a going concern. Consequently, our independent auditors, PwC, issued a report dated July 14, 2010 on our financial statements as of and for the years ended December 31, 2009 and 2008, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements included herein discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18: "Financial Statements." We can offer no assurance that we will be able to overcome these financial difficulties.

Our filing for voluntary reorganization (concurso preventivo) under Argentine Law on June 17, 2010 makes us subject to the risks and uncertainties associated with such reorganization proceedings.

Upon filing for reorganization, we are continuing to operate our business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). We plan to submit a plan for reorganization to the bankruptcy court. However, we can offer no assurance that all conditions precedent to implementation of the plan will be satisfied or when, if ever, such satisfaction will occur. Failure to satisfy such conditions to implementation may result in lengthier reorganization proceedings and may eventually lead to our liquidation.

Additionally, for the remainder of reorganization proceeding, our operations will continue to be subject to the risks and uncertainties generally associated with such reorganization proceedings, such as:

  the relationships between us and our customers, employees, vendors, strategic partners and others may be negatively affected by our filing for reorganization, including risks that our customers will be less likely to purchase our services, that our employees will seek out other opportunities or lack proper motivation to fulfill their commitments and that vendors and strategic partners could terminate their relationships with us or require financial assurances or enhanced performance to continue their business relationships with us, which may be unduly burdensome on our business and operations;

  the actions and decisions of our creditors and other third parties with interests in our reorganization may be inconsistent with our plans;

  our ability to obtain and maintain commercially reasonable terms with vendors, strategic partners and service providers;

  our ability to obtain and maintain contracts that are critical to our operations; or

  our ability to retain customers; and our ability to retain and motivate our management team and other key employees.

Upon our filing for voluntary reorganization, ENARGAS effected an intervention over our business. We are unsure what effect, if any, such intervention will have over our results of operations and financial condition.

Following our filing for voluntary reorganization on June 17, 2010, ENARGAS issued Resolution No. I-1260 and appointed for the next 120 days Antonio Gómez as MetroGAS' interventor. The resolution states that the interventor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, which supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets. We are uncertain as to the effect such intervention will have over our results of operation and financial condition.

Our ADSs have been suspended from trading on and will be delisted from the New York Stock Exchange.

On June 17, 2010, we received a notice of delisting from the New York Stock Exchange (the "NYSE") under Rule 802.01 of the NYSE's Continued Listing Criteria that the Company's ADSs have been suspended from trading on the NYSE and will be delisted from the NYSE as a result of our filing for voluntary reorganization. The last day that the Company's ADSs traded on the NYSE was June 17, 2010. The Company does not intend to take any further action to appeal the NYSE's decision, and therefore it is expected that our ADSs will be delisted after the completion of the NYSE's application on Form 25 to the SEC. The suspension of trading of our ADSs on the NYSE may negatively impact the trading price of our ADSs and the levels of liquidity available to our stockholders. Additionally, we can provide no assurance that we will be able to re-list our ADSs on the NYSE should we successfully reorganize our Company.

          The energy industry in Argentina has experienced an (i) increase in the demand for natural gas, which may not be met by current gas and transportation supply, and (ii) an increase in government interventions, both of which could lead to our inability to meet our customers' needs.

          As stated above, the Public Emergency Law of 2002 converted the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per US$ 1.00 and froze them at that rate. This resulted in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, which, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of an unfavorable economic environment at the beginning of the decade, produced a large disparity between the demand and supply of natural gas and gas transportation capacity. This situation may eventually lead to a gas and electricity supply bottleneck, primarily due to the high risk of failures of the Argentine energy supply system.

          In order to prevent natural gas shortages and guarantee the natural gas supply to non-interruptible consumers, pursuant to Resolutions No. 659/2004, 752/2005, 882/2005, 1,329/2006, 1,886/2006 and 599/2007 (all enacted by the Energy Secretariat) and their regulatory rules, ENARGAS and/or other competent authorities are allowed to redistribute gas volumes and/or reallocate transportation capacities, thereby modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. In our experience, even after these resolutions, we did not experience any significant difficulties regarding deliveries of gas from our suppliers during the winters of 2004, 2005 and 2006.

          However, beginning with the winter of 2007, the Secretariat of Interior Commerce and the Energy Secretariat increased its intervention over our business operations, especially by restricting the distribution of natural gas to certain industrial customers and power plants customers, with the aim of guaranteeing the supply of natural gas to non-interruptible customers. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2010.

          In cases where demand for our services exceeds supply, our license requires us to interrupt deliveries to our industrial and compressed natural gas ("CNG") customers before interrupting the supply to our residential customers. If, after taking such actions we are still unable to supply our residential customers, our license requires that we either (i) declare a state of emergency and follow the instructions of ENARGAS or (ii) adopt the decisions made by an Emergency Committee, comprised of competent authorities and the implicated gas transportation and distribution companies. Furthermore, if such energy interruptions occur as a result of our actions, we may be fined up to US$ 500,000 and become vulnerable to the termination of our license. We may also be exposed to liability for damages caused to our customers by such interruptions.

          These continued government interventions, combined with unmet demand, may have an adverse effect on the normal supply of our services to our residential, industrial and power plant customers, affecting the reliability of the distribution system and resulting in a decrease in our sales, which could result in a material adverse effect on our cash flow and results of operations

          We may be fined as a result of repairs and installations done to our facilities in the Autonomous City of Buenos Aires

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

          The Government of the Autonomous City of Buenos Aires ("GCBA") has been requiring such third party contractors to pay fines of up to Ps. 200,000 per infraction when, from the GCBA's point of view, the streets, avenues and other public spaces of the Autonomous City of Buenos Aires are adversely affected by their work.

          Fines are to be applied against the guilty contractors and, eventually, we could be held jointly and severally liable for the payment of any fines applied to them. Additionally, fines could also be applied directly against us in the case of repairs performed by us. During 2009, we were formally notified of several administrative resolutions establishing fines against us, either directly to us or indirectly through third-party contractors. We have appealed these resolutions and we are waiting for a final decision as of the date of this report. If these fines, or similar fines in the future, are assessed against us, they may have a material adverse effect on our business.

          Demand for our services is highly sensitive to weather conditions in Argentina.

          Our sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly our revenues are, significantly higher during the winter months than during the rest of the year, especially in years with colder winters. Also, in the absence of unusual circumstances, our expenses in years with colder winters do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters. In 2010, if the current government intervention ceases and even if the winter months prove to be unusually cold, we may not be able to record any positive revenue effects because we may (i) have more demand than our current contracted transportation capacity and (ii) experience an increase in fines from our power plant customers if we interrupt the delivery of gas to them beyond a certain limit.

          On the other hand, unseasonably warm weather in our service area during the winter months can cause a significant reduction in gas demand and higher levels of hydroelectric generation, especially among residential customers (our largest single source of revenues) and upon which we charge the highest margins. Since the current regulatory scheme does not allow us to recover the cost of any unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand from our residential customers may be worsened if we are unable to transfer their excess transportation capacity to other classes of customers or to dispose of our surplus capacity.

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

          We have been, and continue to be, dependent on the regulatory authority of ENARGAS, which may have an adverse effect on our financial condition and results of operations.

          Our results of operations depend on applicable regulations and the interpretation and application of such regulations by ENARGAS. ENARGAS' interpretation and application of such regulations has been adverse to our business on a number of occasions. For example, under the regulations, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in distributing gas to our customers. Notwithstanding the foregoing, on several occasions ENARGAS has limited the pass-through of the cost, taxes and other charges of gas we purchased.

          We have filed appropriate appeals with respect to ENARGAS' actions, some of which have been rejected. Future regulatory actions and interpretations by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could have a material adverse effect on our financial condition and results of operation.

          There have been two incidents involving a 24" steel main operating at 22 bar. Consequently, pipeline integrity is being assessed. The outcome of this assessment could result in increased investment requirements in order to reduce the risk of similar incidents taking place.

          In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 and led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability assessment ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The pipe is now operating at 4 bar and we are verifying with a quantified risk assessment ("QRA") that the new operating pressure is at a tolerable level of risk. Apart from the QRA results, the replacement of this pipeline is necessary to restore the reliability of the 22 bar system. However, due to lack of available resources its replacement is not within our maintenance plan for 2010.

          In August 2009, there was another incident (related to a failure in the circumferential weld used during the laying of the pipe) on a 24" steel main operating at 22 bar. Although we are currently establishing an evaluation and reparation plan, both incidents have increased the operation risk in the 22 bar system. Consequently, we have decided to reduce the pressure in the system, until we have completed the assessment of the sections of the pipelines more likely to fail.

          We cannot give any assurances as to whether the outcome of these assessments could result in increased investment requirements or whether, if investment requirement were increased, our financial situation would allow us to meet these additional investment requirements. Additionally, the occurrence of similar incidents could adversely affect out results of operations.

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

          Although our license grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for delivery of gas. In such cases, the users pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, users may build a direct connection to a transmission. Customers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

          If any consumer tries to bypass our system completely in order to avoid paying us tariffs will incur various costs and face certain practical limitations that, in some cases, make bypassing our system economically disadvantageous or impractical. For example, users not using our distribution system must incur the expense of building and maintaining connection lines (an expense that increases with distance from the transmission line and population density of the proposed pipeline area) as well as the expense of associated metering and other items. Limited access to firm transportation capacity will also be a problem for users who require an uninterrupted gas supply. In addition, a customer desiring to purchase gas from a third party must give ENARGAS and us three months' notice of such fact.

          We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. However, some of our users may still completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "Information of the Company-Business Overview-Regulatory Framework." Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with Transportadora de Gas del Sur S.A. ("TGS") which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

          Alternative energy sources, primarily fuel oil for power plants and liquid processed gas ("LPG") for residential users and smaller commercial users, are currently substitutes for natural gas. For many years now, the abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas transportation at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas transportation on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis.

          After a number of extensions, all but one of our natural gas purchasing contracts expired on July 31, 2007 and we have not entered into any new contracts. The delay in entering into new contracts, as well as the execution of a new contract between the National Government and the gas producers pursuant to Resolution No. 599/2007 of the Energy Secretariat, could adversely affect our operations.

          The agreements between the natural gas suppliers and us, provided for in Resolution No. 208/04, expired on December 31, 2006, except for our Wintershall Energia S.A. contract which expires on January 1, 2011. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them.

          On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

          Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming almost exclusively from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to guarantee an non-interruptible demand. These sources of natural gas may not be enough to meet the demand of our non-interruptible customers.

          If new agreements between the National Government and natural gas suppliers are reached, we will have to continue to abide by the terms of such agreements. Additionally, we can offer no assurance that we will be able to enter into ancillary GSAs in a timely matter. Our continued dependence on agreements between the National Government and the gas suppliers may have an adverse impact on our ability to meet our contracted volumes of natural gas as well as our operating costs and results of operations.

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

          As an example, under our license, we are required to make all improvement to our Essential Assets in a reasonable period as well as repair and maintain those Essential Assets which have completed their useful life. In connection with such requirement, we implemented a major capital expenditure program beginning in 1993 designed to extend and renovate mains, regulators, valves, and meters in order to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. However, in response to the Argentine economic crisis and the pesification and freezing of our tariffs, at the beginning of 2002 we had to re-focus our strategy on short-term challenges. Since then, our short-term strategy has aimed at working on our tariff negotiations in order to ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for our debt service payments. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 109.9 million between 2002 and 2005. Our capital expenditures during 2006, 2007, 2008 and 2009 amounted to approximately Ps. 48.9 million, Ps.  62.9 million, Ps. 84.2 million and Ps. 105.8 million, respectively. Since our tariff renegotiations continued to be delayed, our ability to devote resources to capital expenditures has been significantly hindered and we may not be able to make the required improvements to our Essential Assets. A failure to do so may result in a breach of the Distribution License Basic Rules and ultimately in a revocation of our license.

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

          If our license is terminated by the Argentine Government prior to the expiration of its full term as a result of nonperformance by us, the Argentine Government may offset against our net book value any sum due to the Argentine Government for damages caused by the events resulting in the termination of our license. Such damages are required by our license to be at least 20% of the net book value of our assets. Alternatively, the Argentine Government could require Gas Argentino, our controlling shareholder, to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by is in connection with a termination of our license may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

          Argentine standards for disclosure and accounting differ from those of the United States and certain other countries. Therefore, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

          Publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange, or the "BCBA") provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required by foreign issuers under the Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from U.S. GAAP.

          The impact that Argentina's adoption of International Financial Reporting Standards ("IFRS") beginning with fiscal year ended December 31, 2012 will have on our financial results remains uncertain.

On December 29, 2009, the Comisión Nacional de Valores (National Securities Commission, or "CNV") issued Resolution No. 562, adopting Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" beginning with fiscal year ended December 31, 2012. In summary, this resolution states that:

  All entities within the public offering regime of Law No. 17,811 are required to apply IFRS when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.

  Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for fiscal years ended December 31, 2010 and 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require us to make accounting, financial and operational changes. In this respect, on April 22, 2010, our Board of Directors approved our IFRS implementation plan. We have also started to train our staff involved in the IFRS transition and are preparing a comparison between IFRS and Argentine GAAP.

Therefore, as of the date of this annual report, we cannot determine what will be the final impact of our adoption of IFRS and cannot guarantee its adoption will not have a negative effect on us. If the effects do prove to be negative, our financial position, results of operations and shareholder's equity could be adversely affected.

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

          Our controlling shareholder, Gas Argentino, has filed a voluntary bankruptcy proceeding. If this proceeding leads to a change of control in our ownership which is not approved by the Government, our license may be revoked.

        Gas Argentino's only assets are our Class A and B Shares. Therefore, its only source of funds for the payments of its obligations is dividends paid by us. However, pursuant to our restructuring agreement, our capacity to pay dividends to our shareholders is restricted. We cannot distribute dividends until December 31, 2012 and, even then can do so only if we have repaid at least US$ 75 million of our outstanding indebtedness.

        On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 18, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims.

        If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of the ENARGAS. We cannot assure you that ENARGAS will approve any such change.

        Risk Factors Relating to our Subsidiary

          MetroENERGÍA was constituted within the framework of Decree No. 180/04 issued by Executive Power, which authorized the natural gas distributors to have a controlling stake in natural gas markets. Changes in the legislation applicable to us may have a material adverse effect on our financial performance.

          In February 2004, the Executive Power issued Decree No. 180/04 which authorized natural gas distributors to have a controlling stake in natural gas markets. Pursuant to Decree No. 180/04, the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as of yet, been subject to such limitation. However, no assurance can be given that a limitation on the participation of gas distributors may not be put into place in the future.

          Pursuant to Executive Orders No. 180 and No. 181 of May 23, 2005 and December 22, 2005, respectively, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service "G" users, General Service "P" users, and CNG stations could start to purchase natural gas directly. This process was called "gas unbundling".

          Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS gave us approval to operate MetroENERGÍA as a natural gas trading company and natural gas transportation service company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. (YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

          We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework, would not materially and adversely affect us.

          MetroENERGÍA operates in a highly competitive market.

One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

During 2007, MetroENERGÍA, entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expire on December 31, 2010.

These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

Additionally, MetroENERGÍA signed invoicing and collection agreements, which were originally effective until May 2008 and have now been renewed until May 2010, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, No. 1,070/08 and No. 275/06. These agreements can be renewed annually. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Actions carried out through MetroENERGÍA allowed us to retain most of the industrial and commercial customers. No assurance can be given that MetroENERGÍA will be able to continue retaining such customers.

    INFORMATION ON THE COMPANY

      History and Development of the Company

        General

        We were formed on November 24, 1992 as a sociedad anónima under the laws of Argentina for a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

        Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54)(11) 4309-1434. As of December 31, 2009, we employed approximately 1,052 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the BCBA and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

        As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our license provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 158.8 million between 2002 and 2006. During 2009, 2008 and 2007, our capital expenditures were approximately Ps. 105.8 million, Ps. 84.2 million and Ps. 62.9 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

        Important Events in the Company's Development

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

        Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees Nos. 1,738/1992 and 1,189/1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine Government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia that purchased them. The Argentine Government retained a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine Government has sold much of such retained ownership in certain privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine Government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada ("PPP"). See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders."

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

        The Pliego required that each bid include a specific U.S. Dollar amount, payable partially in cash and partially in Argentine public, foreign and domestic debt securities, plus a fixed amount of US$ 62 million to be paid in cash on December 28, 1992, or the "Takeover Date," representing certain liabilities of Gas del Estado to the Argentine Government. After various rounds of bidding, a consortium, or the "Consortium," composed of British Gas plc, Perez Companc S.A., or "Perez Companc," Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad," was successful with a bid of US$ 300 million plus the mandatory amount of US$ 62 million. As a result, the bidding price for the 70% majority interest in us amounted to US$ 362 million.

        The Consortium formed Gas Argentino, to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders." British Gas plc, or "British Gas," qualified as the technical operator, or the "Technical Operator," of the Consortium. See Item 4: "-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

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

        The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately US$ 110 million, consisting of obligations of US$ 60 million due to the Argentine Government and US$ 50 million due to YPF. We also executed three, short-term notes in the aggregate amount of approximately US$ 26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the US$ 60 million debt to the Argentine Government, the US$ 50 million debt to YPF and the three short-term notes totaling approximately US$ 26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of US$ 23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

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

        Voluntary Reorganization Proceeding (Concurso Preventivo)

        On June 17, 2010, we filed a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court to rehabilitate our financial condition. We are continuing to operate our business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). Once the court issues the resolution commencing the reorganization proceeding, all creditors will have to submit proof of any claims they may have against us to the síndico concursal during the time period established by the aforementioned resolution. The síndico concursal will then verify the existence of each creditor's claim and determine its relevant priority. Subsequently, the síndico concursal will prepare and submit to the court a report on our general financial situation and reorganization proceeding. The court will then proceed to classify claims in order of priority based on our input and the report of the síndico concursal.

        After this decision is rendered, we will have 90 days to propose a reorganization plan to each class of creditors and obtain approval therefrom. If we obtain approval from (i) a majority of creditors in each class and (ii) that majority holds more than 66.6% of the outstanding obligations in each class, the proposed plan becomes the reorganization agreement. Such reorganization agreement would then limit our actions until the court declares us to be in full compliance with the terms thereof and the reorganization proceeding is officially terminated. Should we fail to fully comply with the terms of the reorganization agreement, our creditors can request and obtain a declaration of bankruptcy against us. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our filing for voluntary reorganization (concurso preventivo) under Argentine Law on June 17, 2010 makes us subject to the risks and uncertainties associated with such reorganization proceedings."

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

        The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 22.4% of the total deliveries made by all gas distribution companies in 2009. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.3% of the total deliveries made by all gas distribution companies in 2009; it serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.4% of the total deliveries made by all gas distribution companies in 2009; it serves the market area generally covering southern Argentina. Gasnor S.A. is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 10.0% of total deliveries made by all gas distribution companies in 2009; it serves an area covering the northern and western sections of greater Buenos Aires. The remaining gas distribution companies in Argentina are Gas BAN, Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), Litoral Gas S.A. (covering the northwest of the Province of Buenos Aires) and Gasnea S.A. (serving the northeastern Argentina).

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

        Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets. Moreover, a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing, and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead prices of gas in Argentina for a temporary period of one to two years beginning in June 1992, with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at US$ 0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, the price of gas was deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas we paid increased. However, the enactment of the Emergency Law in 2002 (See Item 4: "Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs") negatively impacted the natural wellhead prices of gas. Since mid-2004, the wellhead prices of gas for industrial consumers, thermal power generators and CNG stations have been gradually adjusted. On the other hand, it was not until 2008 that natural gas wellhead prices for residential and small commercial consumers were increased (which marked the first increase since 2002 for these consumers). Currently, the natural gas wellhead prices remain regulated in most cases.

        Supply of and Demand for Natural Gas

          Natural Gas Consumption and Demand

          World demand for natural gas has increased significantly in recent years. Natural gas is distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages compared to other energy sources because of its lower by product discharges. A 2009 United States Energy Information Administration international energy outlook forecasted a 44% increase in worldwide energy requirements from 2006 to 2030 and a 47% increase in worldwide natural gas consumption for the same period.

          Argentina has a well-developed natural gas market, where natural gas constitutes approximately 52% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 30.3 BCM (1,070 BCF) in 2009. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

          The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:
	Consumption of Natural Gas
	1990	2000	2005	2006	2007	2008	2009
Residential
MMCM	4,346	6,967	7,432	7,398	9,000	8,521	8,481
BCF	153	246	262	261	318	301	300
Commercial
MMCM	521	1,053	1,109	1,102	1,241	1,207	1,277
BCF	18	37	39	39	44	43	45
Industrial
MMCM	6,114	8,055	9,169	9,741	9,843	10,028	9,326
BCF	216	284	324	344	347	354	329
Electric power plants
MMCM	5,319	7,141	7,213	7,779	7,856	7,789	7,578
BCF	188	252	255	275	277	275	268
Government entities
MMCM	1,054	340	403	370	422	402	406
BCF	37	12	14	13	15	14	14
CNG(a)
MMCM	218	1,677	3,167	3,043	2,858	2,728	2,633
BCF	8	59	112	107	101	96	93
Others
MMCM	207	293	454	482	583	588	593
BCF	7	10	16	17	20	21	21
Total
MMCM	17,779	25,526	28,947	29,915	31,803	31,263	30,294
BCF	627	901	1,022	1,056	1,122	1,104	1,070

          Notes:

          (a) Primarily used for automobiles.

          Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data 2000, 2005, 2006, 2007, 2008 and 2009 were compiled from information provided by CAMMESA and ENARGAS.

          Gas Supplies

      In 2008, Argentina had proven natural gas reserves estimated at 398,529 MMCM (14,074 BCF) with an estimated reserve life of nine years. In 2007, Argentina's proven natural gas reserves were estimated at 441,974 MMCM (15,608 BCF) with an estimated reserve life of eight years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 48,418 MMCM (1,710 BCF) in 2009, 50,309 MMCM (1,777 BCF) in 2008 and 50,994 MMCM (1,801 BCF) in 2007. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen, and Austral, which together contain approximately 89.1% of Argentina's proven natural gas reserves and accounted for approximately 89.2% of Argentina's natural gas production in 2009. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquen, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquen, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2009, approximately 60.8% originated in the Neuquen basin, and the remaining 39.2% originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data is estimated as of December 31, 2008 and production data is estimated as of December 31, 2009. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.
	Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)

		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	176,888	6,247	26,970	952	7
Noroeste	Salta, Jujuy, Formosa
	(northwest)	61,893	2,186	6,280	222	10
Austral	Tierra del Fuego, Santa Cruz
	(south)	116,219	4,104	9,918	350	12
Golfo San Jorge	Chubut, Santa Cruz (south)	42,963	1,517	5,190	183	8
Other Areas		566	20	60	2	10
Total		398,529	14,074	48,418	1,710	8

      Notes:

      (a) There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production. The reserve data set forth in this annual report represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The results of drilling, testing and production after the date of an estimate may cause a substantial upward or downward revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of natural gas that ultimately will be recovered.

      (b) In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets, may not accurately reflect future levels.

      Source: Argentine Energy Secretariat 2009 and 2008 annual report.

      Total Domestic Production. Total Argentine natural gas production during 2009 was 48,418 MMCM (1,710 BCF), a decrease of 3.8% over 2008. At December 31, 2008, total Argentine natural gas proven reserves were 398,529 MMCM (14,074 BCF).

      Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2008, the Neuquen basin accounted for approximately 44.4% of the Argentina's proven natural gas reserves. In 2009, the Neuquen basin produced an aggregate average of 73.9 MMCM (2.6 BCF) of natural gas per day, or 55.7% of the total Argentine natural gas production.

      Noroeste Basin. At December 31, 2009, the Noroeste basin in northwestern Argentina produced an average of 17.2 MMCM (0.6 BCF) of natural gas per day, or 13.0 % of total Argentine natural gas production. As of December 31, 2008, this basin accounted for approximately 15.5% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2009, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 41.4 MMCM (1.5 BCF) of natural gas per day, or 31.2% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2008 accounted for approximately 29.2% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Business Overview

        General

        We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2009 annual report. We have approximately 2.2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado.

        The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2009, sales of natural gas to residential customers accounted for approximately 48.6% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-History and Development of the Company-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results."

        Our distribution system consists of approximately 16,264 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

        In the 1992 privatization of Gas del Estado, the Argentine Government granted us a 35-year license, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our license provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our license provide that these tariffs will be adjusted every five years pursuant to a "pricecap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1.00 per US$ 1.00, and superseded and suspended a number of these provisions. See Item 4: "-Regulatory Framework."

        Business Strategy

In response to the Argentine economic crisis, at the beginning of 2002 we refocused our strategy on short-term risks and challenges. Since then, our short-term strategy has aimed at working with the Argentine Government to expedite decisions and obtain tariff increases that ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for debt repayment. See Item 4: "-Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

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

Although constrained by the risks and circumstances described in Item 3: "Key Information-Risk Factors" our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to participate actively in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and on being the country's most innovative provider of natural gas distribution services and related products.

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2009, we downsized from 2,021 to 1,052 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

        MetroENERGÍA

        In February 2004, the Executive Power issued Decree No. 180/04 which authorized natural gas distributors to have a controlling stake in natural gas markets. See "Item 3: Key Information - Risk Factors - Risk Factors Relating to our Subsidiary - MetroENERGÍA was constituted within the framework of Decree No. 180/04 issued by Executive Power, which authorized the natural gas distributors to have a controlling stake in natural gas markets. Changes in the legislation applicable to us may have a material adverse effect on our financial performance." Pursuant to Decree No. 180/04, the Energy Secretariat reserved the right to geographically limit the participation of the gas distributors created by Article 28 of the same decree. These distributors have not, as of yet, been subject to such limitation. However, no assurance can be given that a limitation on the participation of gas distributors may not be put into place in the future.

        Pursuant to Executive Orders No. 180 and No. 181 of May 23, 2005 and December 22, 2005, respectively, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service "G" users, General Service "P" users, and CNG stations could start to purchase natural gas directly. This process was called "gas unbundling".

        Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS gave us approval to operate MetroENERGÍA as a natural gas trading company and natural gas transportation service company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. (YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

        One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

        During 2007, MetroENERGÍA entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expire on December 31, 2010.

        These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

        Additionally, MetroENERGÍA signed invoicing and collection agreements, which were originally effective until May 2008 and have now been renewed until May 2010, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually.

        On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. Gas producers, however, are free to decide whether to channel their gas supply directly or through third parties. Since MetroENERGÍA has entered into gas purchase contracts with the gas producers, the Company, through MetroENERGÍA, was able to sign gas supply agreements with industrial and commercial customers both within and outside of our distribution area at the renewed prices and volumes set forth in the Agreement 2007-2011.

        Revenues

        Our consolidated sales during the year ending December 31, 2009 increased by 19.2%, amounting to Ps. 1,074.2 million compared to Ps.  901.6 million in the previous year. Sales increased during the year ended December 31, 2009 mainly due to MetroGAS's sales to residential customers and to MetroENERGÍA's sales to industrial customers.

        MetroENERGÍA's trading of natural gas on its own behalf amounted to 46.7% of its operations; trading natural gas on behalf of third parties amounted to 53.3%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" in the Statement of Operations.

        The following table illustrates certain information regarding our services to our customers during 2009:
	Information Regarding Services to Customers in 2009
	Volume (MMCM)	Volume (MMCF)	Percentage of Volume (a)	Sales (in millions Pesos)	Percentage of Sales	Number of Customers (b)

Category of Customer
MetroGAS
Gas Sales
Residential	1,918	67,729.7	23.3	522.5	48.6	2,094,606
Industrial, commercial and
Governmental	457	16,131.7	5.5	81.4	7.6	80,885
Transportation and Distribution Services
Electric power plants	3,679	129,904.4	44.6	80.8	7.5	5
Industrial, commercial and
Governmental	876	30,935.5	10.6	59.2	5.5	465
Compressed natural gas	560	19,762.0	6.8	37.8	3.5	363
Processed natural gas	138	4,884.0	1.7	48.8	4.5	1
Other Gas Sales and Transportation and Distribution Services	619	21,842.0	7.5	43.5	4.0	2
Subtotal MetroGAS	8,246	291,189.3	100.0	874.0	81.4	2,176,327
MetroENERGÍA
Sales on own behalf	600	21,192.2	100.0	184.4	17.2	1,409
Selling commission	-	-	-	15.8	1.5
Subtotal MetroENERGÌA	600	21,192.2	100.0	200.2	18.6	1,409

Total				1,074.2	100.0	-

        Notes:

        (a) Percentages of all gas delivered.

        (b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

        The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

          Residential Customers

          We provide service to approximately 2.1 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2008, sales to residential customers accounted for approximately 22.5% of the volume of natural gas we delivered and 46.1% of our sales; during 2009, sales to residential customers accounted for 23.3% and 48.6% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers increased from approximately 1.9 BCM (66 BCF) in 2008 to approximately 2.0 BCM (71 BCF) in 2009. We added 41,988 and 30,811 (net) new residential customers in 2008 and 2009, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our license, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

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

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004 ("Pure Program"), pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged for their consumption of natural gas. In 2004, users, who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003, received a discount equal to 10% to 12% on the cost of their annual natural gas consumption; users, who consumed above 95 percent of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. Pursuant to Resolution No. 624/2005 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users, who consumed less than 90 or 95% of the amount of gas they consumed during an equivalent period in 2003, depending on the type of user, and adjusted for the average temperature during each period, received a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption is above 90 or 105%, depending on the type of user, paid a surcharge on the gas they consume over those levels. The program is effective from April 15 until September 30 each year. This period however, could be modified by the Energy Secretariat as the program evolves. These resolutions were similarly applied in 2006 and 2007.

          In 2008, ENARGAS instructed us, through Notes No. 9,200/2008, No. 9,314/2008 and No. 9,921/2008, not to apply the Pure Program described above between April and September 2008 under the conditions laid out for 2008. Instead, we were instructed to apply the program under the terms and conditions in force for 2007, as a result of the large number of claims made by consumers affected by the Program. As explained by ENARGAS, the increasing number of complaints led it to begin a comprehensive examination of the Program. As a result of said instruction from ENARGAS, we were compelled to re-invoice the Program and/or give back credit balances in certain cases.

          Effective as of November 2008 and inapplicable to social services entities, Decree No. 2,067/08 created an invoice charge. For categories R3.1 and R3.2., this charge was not to be applied between May 1 and August 31, 2009. For categories 3.3 and 3.4, this charge was not applicable between June 1 to July 31, 2009 and only 30% of the charge was to be applied between August 1 to September 30, 2009. For all category R3 customers, the full tariff was applicable as of October 1, 2009. Following widespread confusion about the charge and its application, many customers complained. Consequently, the Government permitted some customers with certain conditions (illness or unemployment) to request reduced tariffs. During 2009, the company received requests from 3,518 customers. For these reasons, during 2009, ENARGAS and the Energy Secretariat agreed not to apply the Pure Program described above.

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

          On October 10, 2008, through Resolution No. I/446, ENARGAS established new tariffs for customers applicable from September 1, 2008, except for compressed natural gas or CNG, for which the new tariffs were to be applied from October 1, 2008. On December 23, 2008, we were notified, through Resolution No. I/556, that new tariff charts would be applied from November 1, 2008. However, the new tariff charts do not provide for making up for the distribution service tariffs.

          On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports), a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market.

          Power Plants

          Sales of transportation and distribution services to power plants increased by 1.9% during the year ended December 31, 2009 as compared to the previous year, mainly due to the 0.8% decrease in gas volumes delivered and to the decrease in the average price of said services.

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

          Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, covers a portion of our annual firm transportation costs. See Item 4: "-Commercial Contracts-Gas Transportation Contracts."

          Most of our power plants and industrial customers purchase gas directly from gas suppliers. This gas is delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allow us to achieve savings by avoiding (i) the cost of purchasing the gas that is used as compression fuel, which, pursuant to the regulatory framework, cannot be passed on to customers and (ii) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all these customers purchased our distribution and transportation services. See Item 4: "-Business Overview-Bypass Rights and Competition."

          Due to the new Government-approved regulatory system, we have not been allowed to make gas sales to power plants since September 2005. Instead, natural gas is provided partly by MetroENERGÍA S.A.

          Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased by 4.0% between 2006 and 2007, decreased by 24.0% between 2007 and 2008 and increased by 35.0% between 2008 and 2009. The decrease between 2007 and 2008 is mainly due to the reduction of economic activity in Argentina.

          According to CAMMESA, of Argentina's total electricity consumption during 2009, about 55.2% was generated by thermal power plants; approximately 36.2% was generated by hydroelectric power plants; approximately 6.8% was generated by nuclear power plants; and about 1.8% was imported.

          Two new combined cycle electric power stations are expected to reach completion in the first half of 2010. These power plants are expected to be highly efficient and will operate out of our service area. Consequently, the presence of these new plants could result in a decrease of our sales.

          Industrial and Commercial Users and Government Entities

          Our sales to industrial, commercial, and governmental customers decreased by 12.0% during the year ending December 31, 2009 compared to the previous year, mainly due to the 12.3% decrease in gas volumes delivered to this customer category and to the increase in the last quarter of 2008 from the gas component tariff. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof.

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

          Customers with a minimum consumption of 3 MMCM (106 MMCF) per year and whose operating processes are interruptible or whose natural gas can be substituted with other sources of energy, have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions generally are due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See Item 4: "-Bypass Rights and Competition."

          In light of Resolution No. 752/05, modified by Resolution Nos. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place in the last months of 2009, extending our sales to December 31, 2010.

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

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/2004 ("Pure Program"), pursuant to which residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/2005, which extended Resolution No. 415/2004. For a more detailed discussion of the discounts and surcharges of the Pure Program, see Item 4: "―Residential Customers."

          Compressed Natural Gas ("CNG") Service

          Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations.

          Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/04. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge. The volume of transportation firm capacity of the segment decreased by 3.5% with respect to the volumes contracted for in December 2008 (from 2.59 MMCM to 2.50 MMCM per day).

          Our transportation and distribution sales to CNG stations decreased by 5.9% during the year ending December 31, 2009 compared to the previous year, mainly due to the decrease of 4.2% in gas volumes delivered to this customer category.

          During 2009, a new auction for providing natural gas to a CNG refueling station was done. The total amount of natural gas assigned to CNG stations was 2.42 MMCM per day, an increase of 9.5% from the volumes assigned of December 2008 (2.21 MMCM per day). Also, during 2009, gas distribution companies had to represent again CNG filling stations in their natural gas applications before the Electronic Gas Market ("EGM"). This auction for the purchase of natural gas by CNG filling stations within EGM occurred in May 2009 and is effective up to April 2010.

          Processed Natural Gas Service

          We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahia Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2009 increased by 32.2% compared to the previous year, mainly due to an increase in gas volumes delivered and to an increase in the average price.

          MetroENERGÍA sales

          MetroENERGÍA's natural gas sales increased from Ps. 115.6 million during the year ending December 31, 2008 to Ps. 184.4 million during the year ending December 31, 2009, mainly as a result of an increase in volumes delivered to customers. Gas volumes delivered by MetroENERGÍA corresponding to sales on their own behalf amounted to 600.1 MMCM during the year ending December 31, 2009, compared to 472.2 MMCM during the year ending December 31, 2008.

          Commission for MetroENERGÍA's operations on behalf of third parties increased from Ps. 7.7 million during the year ending December 31, 2008 to Ps. 15.9 million during the year ending December 31, 2009.

          MetroENERGÍA has renewed and increased invoicing and collections arrangements with main natural gas producers for trading of natural gas on their own behalf and on behalf of third parties to be delivered to CNG filling stations allocated as a result of said auction.

          Throughput Experience

          Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2005, 2006, 2007, 2008 and 2009, our load factors were 95.8%, 98.7%, 100%, 96.8% and 95.8%, respectively.

          As of December 2009, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted to Bahia Blanca, which is used to recover the heat after the generation of subproducts, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

          Since 2005, the production of gas has been insufficient to meet local demand as a result of the gas and electricity supply bottleneck that Argentina has faced since 2002. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors gas that was originally destined for exports and electric generation to use for their clients. These resources were utilized by all distributors (except us), which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we implemented, (of buying gas for the long-term, spot prices, and long-term for transportation), allowed us, through 2007, to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. The state of emergency continued during 2008 and 2009. As a consequence of these shortages in 2007, we had to suspend service to CNG customers within our service area for a couple of days to meet our residential customers' demand.

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

          Slow Paying Accounts and Overdue Receivables

          Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.  91.0 million at December 31, 2009, Ps. 83.8 million at December 31, 2008, and Ps. 61.0 million at December 31, 2007. As of December 31, 2009, we had a reserve of Ps. 17.4 million against past due receivables.

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

          Our high-pressure system is made of welded steel construction, approximately 84% of which is under 50 years old. Approximately 49% of the medium-pressure system is constructed of welded steel and approximately 51% is constructed of polyethylene. Approximately 74% of the polyethylene medium-pressure system is less than 15 years old, and over 96% of the entire medium-pressure system is less than 35 years old. The low-pressure system is almost completely made of cast iron and is approximately 55 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

          Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16,264 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 345 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

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

          Metering System

          Our metering system consists of approximately 2.2 million meters. New metering systems with temperature and pressure correctors were introduced for large customers to enable remote monitoring and control of distribution, and to include the ability to monitor the interruption of supplies to users with interruptible supply contracts during the periods of peak winter demand.

          Maintenance

        On account of the current economic situation in Argentina, we will continue carrying out the minimum maintenance activities necessary to ensure a safe and reliable gas distribution system. Due to this situation, activities related to corrective maintenance have been increased.

        We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2009, we handled all gas leaks reported by the public that were classified as high priority within the first two hours of them being reported. We handled 99% of those high priority leaks within an hour of their being reported.

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

        To improve the reliability of our gas distribution network, we engaged in many pipeline link projects and installed one new regulatory pressure station during 2009. These improvements led to our distribution capacity increasing to 5.000 CM/h per day.

        We continue replacing older, mainly cast iron, mains. In addition, in 2009 we replaced small sections of a high pressure pipeline which were considered insecure. We continue to monitor our maintenance program primarily through our regulatory pressure stations, which allow us to reduce our operative risk while at the same time increasing our network's reliability. Replacement priority is given on the basis of the level of the associated risk.

        We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 78 key district governors, which enable us to adjust pressure settings more rapidly.

        In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 and led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability assessment ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The pipe is now operating at 4 bar and we are verifying with a quantified risk assessment ("QRA") that the new operating pressure is at a tolerable level of risk. Apart from the QRA results, the replacement of this pipeline is necessary to restore the reliability of the 22 bar system. However, due to lack of available resources its replacement is not within our maintenance plan for 2010.

        In August 2009, there was another incident (related to a failure in the circumferential weld used during the laying of the pipe) on a 24" steel main operating at 22 bar. Although we are currently establishing an evaluation and reparation plan, both incidents have increased the operation risk in the 22 bar system. Consequently, we have decided to reduce the pressure in the system, until we have completed the assessment of the sections of the pipelines more likely to fail.

        Commercial Contracts

          Natural Gas Purchase Contracts
            Deregulation of the Price of Gas

            The price of natural gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2731/1993 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased, in dollars, from the previously regulated price of US$ 0.97 (Ps. 0.97) per MMBTU to a weighted average of US$ 0.59 (Ps. 1.83) per MMBTU at December 2005.

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

            The Gas Act and our license contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See Item 4: "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our license." Tariff adjustments based on price of gas changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions; ENARGAS had partially denied or delayed tariff increases that we requested based upon price increases that we contracted with our gas suppliers for. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been, and continue to be, dependent on the regulatory authority of ENARGAS, which may have an adverse effect on our financial condition and results of operations."

            Current Gas Purchase Contracts

        In late 2003, we reached agreements with our gas suppliers ("Revised Purchase Contracts"). As part of these agreements, we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 ("the Existing Contracts"). As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L. (collectively, the "Total/Pan American Energy/Wintershall Contract") and our contract with YPF (the "YPF Contract") were amended. The Public Emergency Law and Decree No. 214/2002, which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements that are essential to provide our licensed service. Subject to the continuing compliance of the National Government with the obligations it has assumed, under the provisions of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices ("2004 Agreement") and as a result of the renegotiations of contracts with most of our gas suppliers, gas producers whose contracts were renegotiated have committed themselves to suspending actions and procedures brought against the gas distributors for claims resulting from the above-mentioned law. As of August 1, 2007, this suspension is considered a permanent waiver in accordance with Resolution No. 599/2007.

        The Wintershall Energia S.A. contract, which expires on January 1, 2011, provided us with 1.20 MMCM (42 MMCF). The prices set forth in contract were renegotiated in accordance with the terms of the 2004 Agreement. Since August 2007, pursuant to Res. SE 599/07 , the contracted volume was modified up to an average daily of 0.32 MMCM.

        As a consequence of gas unbundling in the Argentine gas market, during 2006 we decreased our daily aggregate amount of natural gas purchased under our long-term contracts. See "Item 4: Information on the Company - Business Overview - MetroENERGÍA" above.

        All of our other contracts provided for in Resolution No. 208/04, expired on December 31, 2006. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them.

        On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

        Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011.

        Due to our understanding that the volumes, basins and points of entry to transportation set forth in the Agreement 2007-2011 would prevent us from fully supplying our non-interruptible demand, we have made reports to ENARGAS, the Energy Secretariat and the Fuel Subsecretariat to raise awareness of this situation and to request its remediation.

        In September 2008, the Energy Secretariat reached an agreement with natural gas producers, and issued Resolution SE No. 1,070/08, which (i) increased the price of gas and consequently the margin of gas producers, especially the margin to come from gas distribution sales to residential customers and (ii) establishes new segment prices (some of which have been modified since November 2008 by means of Resolution SE No. 1,417/08).

        The following table sets forth the daily aggregate amount of natural gas we may purchase under our long-term contracts as of December 31, 2009, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

        Daily Contract Volumes and Take-or-Pay Obligations

	2010
	MMCM	MMCF
Daily Contract Volumes
Summer (Oct.-April)	0.19	6.56
Winter (May-Sept.) (a)	0.50	17.54
Daily Take-or-Pay Contract Volumes
Summer (Oct.- April)	0.17	6.00
Winter (May-Sept.) (a)	0.45	15.89
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

            Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003, we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements, we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement, we renegotiated our gas supply contracts. See Item 4: "-Current Gas Purchase Contracts." Our take-or-pay commitments through 2009 under those gas purchase contracts required us to pay an average 90% of the cost of gas that we are entitled to purchase under such contracts. No payments have been made under these take-or-pay commitments.

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

          From 1999 to 2005, we purchased gas in the spot market, taking advantage of Executive Decree No. 1,020/1995, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. During 2006, 2007, 2008 and 2009, we did not make any gas purchases in the spot market.

          Gas Transportation Contracts
            General

            Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act, and other regulations. See Item 4: "-History and Development of the Company-The Argentine Natural Gas Industry." Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

            The TGS system consists of three main pipelines: the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines: the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see Item 4: "-TGS Transportation Rights") provide for service over the San Martin, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see Item 4: "-TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

            The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2009, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

            In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007, 2008 and 2009. See Item 4: "-Final Transportation Balance."

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

            Overall Transportation Rights

            As of December 31, 2009, we had contracted for aggregate firm transportation capacity of 24.58 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

            TGS Transportation Rights

            As of December 31, 2009, we had available firm transportation capacity with TGS of 22.04 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See Item 4: "-Business Overview-Revenues-Processed Natural Gas Service."

            Our other contracts with TGS provide us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquen basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquen basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin; 0.10 MMCM (3 MMCF) of gas per day from the Neuquen basin; 0.51 MMCM (18 MMCF) of gas per day from the Neuquen basin; 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz; 0.01 MMCM (0.2 MMCF) from Neuquen basin to the city of Bahia Blanca in the province of Buenos Aires that expires in December 2009 but remains in effect pursuant to an automatic annual renewal clause; and 0.16 MMCM (6 MMCF) from Tierra del Fuego to the province of Buenos Aires that expires in June 2020.

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

            TGN Transportation Rights

            As of December 31, 2009, we had available firm transportation capacity with TGN of 2.54 MMCM (90 MMCF) of gas per day.

            On September 9, 1993, we entered into a contract with TGN, or the "TGN Contract" for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expired on May 31, 2006 but remains in effect pursuant to automatic annual renewal clauses. On June 1, 2007, we recovered 1.03 MMCM (36.37 MMCF) per day of firm transportation capacity pursuant to this contract, which had been transferred in June 1997 by several agreements with certain industrial companies.

            On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and the other for 0.10 MMCM (4 MMCF). Both contracts expired in May 2006, but remain in effect pursuant to automatic annual renewal clauses

            During 2001, we entered into an agreement for 0.54 MMCM (19 MMCF) per day of our firm transportation capacity with TGN. The contract became effective in May 2001 and expires in May 2016.

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

            Other Transportation Rights

            We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquen basin for a period of seven years beginning November 1, 1994. This agreement assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and at 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain "ship-or-pay" obligations at a reduced rate. In January 2009, the agreement was further modified, assuring us a minimum of 1.5 MMCM (53 MMCF) of gas per day.

            Final Transportation Balance

        In order to face an estimated peak demand for non-interruptible service of approximately 23.6 MMCM (833 MMCF) per day, since 2006 we have contracted for an aggregate firm transportation capacity of 24.6 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during winter periods. Except for 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 95.8%, 96.8% and 100.0% for 2009, 2008 and 2007, respectively.

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

          The original Technical Assistance Agreement provided for the payment to BG Group of an annual technical assistance fee net of any Argentine value added tax or local gross turnover tax equal to the greater of (i) US$ 3.0 million and (ii) 7% of the amount obtained after subtracting US$ 3.0 million from pre-tax net income before interest expense, financial income (expenses), and holding gains (losses), and income taxes. The parties renewed the Technical Assistance Agreement on December 28, 2000. While the terms and conditions of the original Technical Assistance Agreement generally were maintained, they were amended so that (a) the annual fixed fee would be payable in advance and in 12 installments instead of in three installments, (b) the parties could terminate the Technical Assistance Agreement subject to 180 days notice, and (c) the Technical Assistance Agreement would expire on December 28, 2008. On January 4, 2001, ENARGAS informed the parties it did not have any objections to the renewal.

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

          Pursuant to the Public Emergency Law and Decree No. 214/2002, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps. 1.00 per U.S. Dollar, plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment," to the Technical Assistance Agreement, which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps. 0.36 million, adjusted by CER, or the "Fixed Management Fee," and (b) 7% of our net profits, or the "Profit Fee," if a financial debt restructuring is achieved. The Amendment also established the following: from the fiscal year in which the Profit Fee is higher than Ps. 3 million adjusted by CER as of March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment loses further effect. In addition, we shall make annual payments of an amount equal to the Fixed Management Fee of Ps. 3 million adjusted by CER as of March 1, 2002, less any payments made pursuant to the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

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

        Bypass Rights and Competition

        As discussed under Item 3: "Key Information-Risk Factors-Our revenues may be adversely affected by the right of our clients to bypass our transportation services," large users of natural gas within our service area are permitted to contract directly with other parties for the sale of natural gas (provided they provide us and ENARGAS with three months notice) as well as supply of natural gas. However, if such users utilize our distribution system, they must pay us a tariff. These users may also build their own transmission systems and thereby completely bypass our services, in which case we would not be entitled to any fees. Users wishing to completely bypass our system face significant impediments to doing so, including significant expenses in building and maintaining connection lines and limited access to firm transportation capacity.

        We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. However, some of our users may still completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "-Regulatory Framework." Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

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

        Alternative energy sources, primarily fuel oil for power plants and LPG for residential users and smaller commercial users, are currently substitutes for natural gas. For many years now, the abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas transportation at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas transportation on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis.

        In the past, CAMMESA has lobbied aggressively to secure gas and transportation capacity for power plants. CAMMESA also recently obtained its own gas transportation capacity from the expansion of the gas transportation system. This new position of CAMMESA in the gas market and its lobbying effort, may pose a risk for our services. We may be bypassed or otherwise materially and adversely affected. See Item 3: "Key Information-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to bypass our services."

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

        To ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards have been successfully re-certified in November 2009.

        Insurance

        As of December 31, 2009, we maintained insurance coverage for third-party loss and casualty for up to US$ 50 million. Our physical assets were insured for up to US$ 76.4 million. We believe that our insurance coverage corresponds with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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

            A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has been reduced to three months. If a consumer purchases gas directly from others and subsequently wishes to purchase gas from us, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See Item 4: "-Bypass Rights and Competition."

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

            Penalties and Revocation

            Our license established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines, and revocation of our license. See Item 4: "-The Gas Act and Our License-Expiration." These penalties may be assessed by ENARGAS based on, among other considerations, the breach's magnitude or its effect on the public interest. Fines of up to US$ 500,000 may be levied for multiple breaches of the License terms.

            Our license may only be revoked by the Argentine Government and then only upon ENARGAS' recommendation. Our license specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other case, the failure must be due to reasons attributable to us. The Argentine Government also may terminate our license if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (See Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our license, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our license without ENARGAS' approval. Additional events, which will result in the cancellation of our license, include a gross failure by us to make mandatory investments or to meet our other obligations under our license, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our license requires that we receive notice and an opportunity to cure before termination. The Argentine Government has issued Decree No. 1,834/2002, which provides that neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us on or before December 10, 2003 will cause the termination of our license. This date was extended to December 10, 2004 by Decree No. 1,293/2003 and further extended by Decree No. 540/2005 to December 31, 2005. We cannot guarantee that the suspension of this provision of our license will remain in effect after that date.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, and 1,874/09. Consequently, a government appointed intervenor oversees ENARGAS. The intervention currently is effective until May 5, 2010. This intervention may affect our business area negatively in the immediate future.

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

            A distribution company may offer discounts, which reflect a reduction in its rate of return, provided that these discounts are not offered in an unduly discriminatory manner and that they are not below the distribution company's cost. Revenues lost due to discounting may not be recovered from other customers. See Item 4: "-Bypass Rights and Competition."

            Current Tariffs

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars. Rather, they have been converted to Pesos at the rate of Ps. 1.00 per US$ 1.00. Adjustments of tariffs, in order to reflect changes in price indexes of foreign countries, are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

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

However, on September 19, 2008, ENARGAS issued Resolution 409/2008, which establishes new tariff sub-categories for residential customers, effective from September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

On September 19, 2008, the Energy Secretariat issued Resolution No. 1,070/08 which approved an agreement with the natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution 446/2008, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution No. 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution 409/2008. ENARGAS Resolution 446/2008 also eliminated the daily differences which were previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution 466/2008 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

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

On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Trust Fund for Gas Imports ("Fondo Fiduciario para Atender a las Importaciones de Gas"), a fiduciary fund destined for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market.

The following is the list of resources, which comprise the fiduciary fund:

    Tariff charges currently being applied to gas transportation and distribution users within all categories

    Special credit programs to be entered into with national and international institutions

    Specific contribution amounts to be assigned to participants in the gas sector

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2009 for each class of service:

        Maximum Tariffs at December 31, 2009
	Maximum Tariffs as of December 31, 2009
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

            Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps. 1.00 to US$ 1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine Government should renegotiate public utility services agreements affected by the pesification. The pesification and freezing of our tariffs violate express provisions of our license.

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

  our profitability.

The Emergency Law, originally set to expire in December 2003, was extended on multiple occasions to December 31, 2011. As a consequence, the renegotiation terms for licenses and concessions of utility services also were extended.

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

We replied to UNIREN's August 2008 proposal. However, the government decided to change its strategy and sent us a new proposal instead, with the objective of entering into a transition agreement, as a condition precedent to signing a renegotiation agreement. Finally, we received a new proposal on September 2, 2008 establishing a transition agreement effective as of September 1, 2008. This proposal included an increase in the tariffs associated with gas distribution and transportation services.

After various rounds of negotiation, we signed a transition agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as of September 2008).

The Transition Agreement stipulates that residential customers with consumption of up to 800 CM/year will not have any increase in tariffs (currently 62% of MetroGAS' customers and 25% of MetroGAS' sales volume fall into this category). Additionally, tariff increases will be applied to charges per unit of consumption and reserve capacity charges but will not be applied to either fixed charges or minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that MetroGAS is authorized to charge are to be adjusted by 25%. Once the tariffs are published, we will obtain an estimated increase of 22% of our distribution margin, which will lower the impact on our customers' invoices. We estimate that the transportation and distribution tariff increase will represent an increase of about 6% to 10% in the tariffs paid by our residential customers, 9% to 11% in the tariffs paid by commercial and industrial customers and 2% to 14% in the tariffs paid by our CNG and large customers.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing our proposed tariff schedules. However, on June 6, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. As of the date of this annual report, there has been no action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules.

On December 16, 2009, UNIREN sent MetroGAS a letter that sought to enhance the understanding by all parties of the terms of the license renegotiation. Therein, UNIREN identified some changes to the conditions set forth in the Transition Agreement, such as the dynamic segmentation of residential customer invoicing. UNIREN also reaffirmed that the renegotiated license is contingent upon all of our shareholders continuing to hold their shares until the new tariff scheme is in place. While this December 2009 letter moved the dialogue forward, no consensus has been reached between the National Government, the Company, and the Company's shareholders to date.

As of December 31, 2009, we have neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

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

            The enactment of the Public Emergency Law and of Decree No. 214/2002 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. However, the Public Emergency Law and this decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our customers, via tariffs, of the entire amount of our costs incurred in purchasing gas in the spot market within the terms of Decree No. 1,020/1995. See Item 4: "-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts."

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

            Under the Argentine model, distribution tariffs may be adjusted by the X Efficiency Factor and the K Investment Factor (both of which were set at zero for the initial five-year period). Based upon the regulatory theory that distribution tariffs should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the distribution company, the inclusion of an efficiency factor results in a mandatory decrease in distribution tariffs on the assumption that operating efficiencies will decrease the distribution companies' costs each year. The inclusion of the X Efficiency Factor in the pricing system provides the distribution company with an incentive to cut costs. If the distribution company is able to decrease costs faster than the rate implied by the X Efficiency Factor, the savings become increased profits; if the distribution company is unable to meet or exceed this rate, the shortfall reduces its profits. The adjustment to account for efficiencies is proposed by ENARGAS, using specific plans for efficiency improvements submitted by us and taking into account both the expected cost savings and the investment required for the implementation of such plans. ENARGAS is required to propose the X Efficiency Factor as it applies to us not later than 12 months prior to the commencement of the five-year period for which it is to apply following which proposal we have a four-month period in which to respond to ENARGAS. A final X Efficiency Factor is to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

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

            Five-Year Tariff Review and Related Disputes

            During the period from January 1998 through December 1999, the tariffs that we charged to our clients have been adjusted through ENARGAS resolutions, according to our license (See Item 4: "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License) that requires that tariffs have to be adjusted in January and July to reflect changes in the U.S. PPI, in the transportation and distribution components of our tariffs and in the K Investment Factor resulting from investments.

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

In February 2004, the Executive Power issued Decree No. 180/04, which (i) created a special trust fund for new transportation and distribution infrastructure, (ii) created the EGM to coordinate and centralize all transactions related to spot gas purchases and secondary transportation and distribution markets, (iii) replaced, amended and introduced terms and conditions of certain distribution categories, (iv) allowed the re-sale of distribution services by distribution users under certain conditions, and (v) authorized the natural gas distributors to have a controlling stake in natural gas marketers. See Item 4: "Information of the Company-Business Overview."

Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to adjust the price of natural gas at the point of entry of the transportation system payable by natural gas distribution companies. The agreement established in this Decree was promulgated by Resolution No. 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of cuts to the transportation and distribution services aiming to guarantee the supply of natural gas to non-interruptible users. Subsequently, a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: (i) suspension of the exportation of surpluses of natural gas useful for internal supply, (ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, (iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which we have restructured all of its natural gas purchase contracts, (iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed those thresholds, which are established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, (v) creation and constitution of a Trust System through a Trust Fund, (vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers, and (vii) approval of the Implementation Agreement of the EGM between the BCBA and the Energy Secretariat through which EGM started functioning.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, and 1,874/09. The intervention currently is effective until May 5, 2010. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us.

On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to guarantee an non-interruptible demand.

On September 19, 2008, ENARGAS issued Resolution No. 409/2008, which established new tariff sub-categories for residential customers, effective September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

On September 19, 2008, the Energy Secretariat issued Resolution No. 1,070/2008 which approved an agreement with the natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution No. 446/2008, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution No. 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution No. 409/2008. ENARGAS Resolution No. 446/2008 also eliminated the daily differences previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution No. 466/2008 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

On November 27, 2008, the Executive Power approved Decree No.2,067/08 (published in the Official Gazette on December 3, 2008) which created the Trust Fund for Gas Imports, a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market.

On December 23, 2008, ENARGAS issued Resolution No. 566/2008 which approved a new tariff schedule, incorporating an additional increase in the price of natural gas at wellhead into the tariffs for the following customer categories: R3-1st, R3-2nd, R3-3rd and R3-4th.

        Creation of ENARSA

        On November 2, 2004, the Argentine Congress enacted Law No. 25,943, pursuant to which a new state-owned energy company, "Energia Argentina Sociedad Anónima" or "ENARSA," was created. According to Law No. 25,943, ENARSA shall be authorized, among other activities related to the energy industry, to participate in natural gas transportation and distribution activities on its own by means of a third party or associated with third parties. Whether, and to what extent, the creation of ENARSA will affect our operations or whether ENARSA will ever be engaged in natural gas transportation and/or distribution activities remains uncertain.

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

      Organizational Structure

      We are not part of a corporate group. See Item 7: "Major Shareholders and Related Party Transactions."

      Property, Plants and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See Item 4: "-Business Overview-Power Plants."

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

    We maintain our financial books and records and publish our consolidated financial statements in Pesos as of February 28, 2003 and prepare our consolidated financial statements in accordance with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP, which might be material to the financial information herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements contained in Item 18 of our annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and reconciliation to U.S. GAAP of our net income and shareholders' equity.

    During 2009, Argentine inflation measured by CPI increased by 7.7% as compared to the 7.2% increase in 2008 and the wholesale price index rose by 10.3% as compared to the 8.9% increase in 2008. Additionally, the global economic slowdown led to a contraction in national GDP as GDP increased by only 0.9% in 2009, a significant drop from the 6.8% increase reported for 2008.

    The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002, devalued between 1% and 3% from 2003 to 2007. Recently, the Peso devalued by 10% against the U.S. dollar in 2009 compared to 2008 and 2008 compared to 2007.

    The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2009	2008	2007	2006	2005
Gross domestic product growth (annual %)	0.9	6.8	8.7	8.5	9.2

    Source: INDEC, Banco Nación.

    The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2009	2008	2007	2006	2005
Wholesale price index (annual % change)	10.3	8.9	14.4	7.2	10.6
Consumer price index (annual % change)	7.7	7.2	8.5	9.8	12.3

    Source: INDEC, Banco Nación.

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

              Pesification of our tariffs

              Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina-The devaluation of the Peso, the pesification and freezing of our tariffs, and the macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition."

              Freezing of our tariffs

              Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the U.S. PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs, which is still in effect.

              In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per US$ 1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

              After various rounds of negotiation, we signed a Transition Agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs" for further details on the Transition Agreement for more details on the Transition Agreement.

              In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 6, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. As of the date of this annual report, there has been no action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules.

              Consequently, as of December 31, 2009, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

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

              Inflation and inflation accounting

              During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. The most important impact of inflation on our operating results was the incorporation into our consolidated financial statements the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See "Presentation of Financial Information."

              Elimination of access to financing

              Another factor that adversely affected our results of operations and financial position was the elimination of access to financing. Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern" and Item 5: "-Liquidity and Capital Resources."

              In addition, after the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine Government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

              Voluntary Reorganization Proceeding (concurso preventivo)

              The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

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

          Effects on Our Results of Operations and Liquidity in Future Periods

          The economic situation in Argentina remains highly volatile and has affected our results of operations. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

              the outcome of the renegotiation of our tariffs with the Argentine Government;

              the uncertainty generated by the timing and outcome of the voluntary reorganization proceeding (concurso preventivo) filed by us on June 17, 2010 in an Argentine court; and

              the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

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

          Effects of the Agreement with Gas Producers 2007-2011

          On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

          Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to guarantee an non-interruptible demand. These sources of natural gas may not be enough to meet the demand of our non-interruptible customers.

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

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed gradual tariff increases between 2010 and 2023 that will reach tariff levels that are approximately 300% higher than the current tariffs in Argentine Pesos, and
    Inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.
    Exchange rate: we have forecast a 15% depreciation of the peso against the dollar during 2010 and 10% thereafter.

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

          Revenue recognition and accounts receivable

          Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2009, 2008 and 2007 amounted to Ps. 16.6 million, Ps. 31.1 million and Ps. 15.7 million, respectively.

          We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables including the age and financial condition of our customers. The allowance for doubtful accounts as of December 31, 2009, 2008 and 2007 amounted to Ps. 17.4 million, Ps 13.9 million and Ps 20.4 million, respectively.

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

          Under U.S. GAAP, we continue to apply the provisions of ASC 360-10, "Impairment or Disposal of Long-lived Assets" ("ASC 360-10"). As indicated, under ASC 360-10, the carrying value of our long-lived assets is considered impaired when the expected undiscounted cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. No impairment losses have been recognized for any of the periods presented.

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

          At December 31, 2009, 2008 and 2007, no impairment losses were recognized under both U.S. GAAP and Argentine GAAP, as the undiscounted and also, the discounted cash flows were higher than the carrying amount of fixed assets.

          Provision for allowances and contingencies

          We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2009, 2008 and 2007, amounted to Ps. 14.3 million, Ps. 9.9 million and Ps. 8.0 million, respectively. The contingencies reserve for the GCBA turnover tax as of December 31, 2009 and 2008, amounted to Ps. 7.0 million and Ps. 5.7 million, respectively. The contingencies reserve for rates and charges as of December 31, 2009, 2008 and 2007, amounted to Ps. 21.3 million, Ps. 20.2 million and Ps. 19.1 million, respectively. The contingencies reserve for GCBA fines as of December 31, 2009 amounted to Ps. 0.8 million. The contingencies reserve for interpretive disagreements with regulatory authorities as of December 31, 2009, 2008 and 2007, amounted to Ps. 22.7 million, Ps. 16.6 million and Ps. 13.8 million, respectively. The contingencies reserve for other matters as of December 31, 2009, 2008 and 2007, amounted to Ps. 4.7 million, Ps. 9.9 million and Ps. 9.5 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 7.5 million , Ps. 8.9 million and Ps. 9.7 million as of December 2009, 2008 and 2007, respectively.

          Other long-term receivables

          We have recorded an asset of Ps. 113.2 million, Ps. 99.1 million and Ps. 81.3 million under the line item other non current receivables at December 31, 2009, 2008 and 2007 respectively, for the value of the discounted credits related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No. 24,076 (Sect 41) and Decree No. 2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication filed by us, the Ministry of Economy's Legal Affairs Department commented favourably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

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

          Under U.S. GAAP, we recorded the reversal of this regulatory asset, considering the provisions contained in ASC 980 "Regulated operations" that, according to our assessment are not applicable to us.

          Deferred income tax

          We recorded substantial losses in 2002, the year of the initial onset of the economic crisis in Argentina, and such losses resulted in a tax loss carryforward. The ultimate realization of the tax loss carryforward is dependent upon the generation of future taxable income during the periods in which the tax loss carryforward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carryforward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations.

          In addition, under U.S. GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred tax assets. As described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2009, under U.S. GAAP, we recorded a valuation allowance of Ps. 79.1 million against 100% of our tax loss carryforwards and certain of our other deferred tax assets. However, under Argentine GAAP, we have not recorded a valuation allowance. Under both U.S. and Argentine GAAP, as of December 31, 2008 and 2007, based on financial information, we were uncertain whether we would fully recover our tax loss carryforward through future taxable income; consequently, we recorded a valuation allowance of Ps. 23.3 million and Ps. 29.9 million, respectively.

          Minimum presumed income tax

          We have also recorded an asset (net of its fair value discount) of Ps. 87.4 million, Ps. 75.6 million and Ps. 65.1 million at December 31, 2009, 2008 and 2007, respectively for the value of our tax credit related to our tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

          Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on its present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, we recorded Ps. 1.4 million, Ps. 1.7 million and Ps. 2.0 million as the discount value of our minimum presumed income tax credits for the years ended December 31, 2009, 2008 and 2007, respectively. For U.S. GAAP purposes, those adjustments were reversed.

          Additionally, under Argentine GAAP, based on our tax projections and the ten-year legal availability of the credit, a valuation allowance for our minimum presumed income tax credits, which amounts to Ps. 21.1 million as of December 31, 2009, was recognized. Under U.S. GAAP, as described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2009, we recorded a valuation allowance of Ps. 88.9 million for our minimum presumed income tax credits. See Item 18: "Financial Statements."

          Under both Argentine GAAP and U.S. GAAP, no valuation allowance was recognized as of December 31, 2008 and 2007 for our minimum presumed income tax credits.

          Effect of new accounting pronouncements

On December 29, 2009, the CNV issued Resolution No. 562, adopting FACPCE Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" beginning with fiscal year ended December 31, 2012. In summary, this resolution states that:

  All entities within the public offering regime of Law No. 17,811 are required to apply IFRS, as issued by the IASB, when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.

  Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for fiscal years ended December 31, 2010 and 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require us to make accounting, financial and operational changes. In this respect, on April 22, 2010, our Board of Directors approved our IFRS implementation plan. We have also started to train our staff involved in the IFRS transition and are preparing a comparison between IFRS and Argentine GAAP.

Therefore, as of the date of this annual report, we cannot determine what will be the final impact of our adoption of IFRS and cannot guarantee its adoption will not have a negative effect on us. If the effects do prove to be negative, our financial position, results of operations and shareholder's equity could be adversely affected.

      Operating Results

      The following review of our results of operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3, "Key Information." Our Annual Consolidated Financial Statements have been prepared in accordance with Argentine GAAP. Accordingly, our Annual Consolidated Financial Statements reflect the effects of inflation through August 31, 1995. As from that date and according to Argentine GAAP and CNV requirements, the restatement for inflation was discontinued through December 31, 2001. In accordance with CNV General Resolution No. 415 dated July 25, 2002, financial statements are to be expressed in Pesos and restated for inflation since January 1, 2002. To this end, Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences has been adopted to provide that accounting measurements restated as of August 31, 1995, as well as those corresponding to the period from that date to December 31, 2001, will be considered restated as at the latter date.

      On March 25, 2003, the National Executive Power issued Decree No. 664, which establishes that financial statements for fiscal years/periods ending after that date should be stated in nominal Pesos. Consequently, according to Resolution No. 441 issued by the CNV, we discontinued the restatement for inflation of our consolidated financial statements effective March 1, 2003.

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report dated July 14, 2010 on our financial statements as of and for the years ended December 31, 2009 and 2008, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

        Results of Operations for the Years Ended December 31, 2009 and 2008

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2009:
	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	201.9	301.6	354.8	215.9	1,074.2
Gross profit	59.6	101.7	105.4	37.9	304.6
Operating income (loss)	17.8	46.2	48.9	(18.8)	94.1
Income (loss) before income tax	(56.8)	2.3	8.9	(23.4)	(69.0)
Net income (loss)	(39.7)	0.1	1.3	(40.0)	(78.3)

          Gross Sales

          Our consolidated gross sales for the year ended December 31, 2009 increased by 19.2%, to Ps. 1,074.2 million compared to Ps. 901.6 million in 2008.

          The increase in sales during 2009 was mainly attributable to MetroGAS' increase in sales to residential customers from Ps. 415.5 million in 2008 to Ps. 522.5 million in 2009 and MetroENERGÍA's total sales increase of Ps. 76.9 million from 2008 to 2009.

          Although volumes delivered to residential customers increased by only 2.2%, sales thereto increased by 25.8% to Ps. 522.5 million compared to Ps. 415.5 million in 2008 mainly due to (i) an increase in the tariff paid by our residential customers as a result of a seasonal tariff increase to reflect our increased costs of purchasing gas; and (ii) an increase in our number of residential customers.

          Our sales of natural gas to industrial, commercial and governmental customers decreased by 11.4% to Ps. 81.4 million in 2009 from Ps. 92.0 million during 2008 mainly due to a 16.0% decrease in gas volumes delivered thereto. Sales of transportation and distribution services to this same customer category decreased by 12.7% from Ps. 67.8 million in 2008 to Ps. 59.2 million during the year ended December 31, 2009, as a result of the 10.3% decrease in volumes delivered.

          Additionally, sales of transportation and distribution service to power plants increased by 1.9% from Ps. 79.3 million during the year ended December 31, 2008 to Ps. 80.8 million during the year ended December 31, 2009, due to an 0.8% increase in gas volumes delivered.

          Sales of transportation and distribution service to CNG decreased by 5.9% from Ps. 40.1 million during 2008 to Ps. 37.8 million during 2009, mainly due to a 4.2% decrease in volumes delivered and a decrease in the amounts charged for the reserved capacity.

          Processed natural gas sales increased by 32.2% to Ps. 48.8 million in 2009 from the Ps. 36.9 million recorded during 2008, primarily as a result of the 30.1% increase in gas volumes delivered and an increase in the average price of processed natural gas.

          MetroENERGÍA's gas and transportation sales on its own behalf increased by 59.4% from Ps. 115.6 million during 2008 to Ps. 184.4 million during 2009, mainly because of a 27.1% increase in volumes delivered and an increase in the average price of natural gas. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 600.1 MMCM during 2009 compared to 472.2 MMCM during 2008.

          Commission for operations carried out by MetroENERGÌA on behalf of third parties increased to Ps. 15.9 million during 2009 from Ps. 7.7 million during 2008, mainly because of the increase in the average price of natural gas.

          The table below sets forth our sales by customer category for the years ended December 31, 2009 and 2008, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2009	% of Sales	Year Ended December 31, 2008	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	522.5	48.6	415.5	46.1
Industrial, commercial and governmental	81.4	7.6	92.0	10.2
Subtotal	603.9	56.2	507.5	56.3
Transportation and distribution Service only
Power plants	80.8	7.5	79.3	8.8
Industrial	59.2	5.5	67.8	7.5
Compressed natural gas	37.8	3.5	40.1	4.5
Subtotal	177.8	16.6	187.2	20.8
Processed natural gas	48.8	4.5	36.9	4.1
Other gas sales and transportation and distribution services	43.5	4.0	46.7	5.2

MetroENERGÍA
Sales on their own behalf	184.4	17.2	115.6	12.8
Selling commission	15.9	1.5	7.7	0.8
Total	1,074.2	100.0	901.6	100.0

          The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2009 and 2008 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2009			Year Ended December 31, 2008
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,917.9	67,729.7	23.3	1,877.1	66,288.8	22.5
Industrial, commercial and governmental	456.8	16,131.7	5.5	544.0	19,211.1	6.5
Subtotal	2,374.70	83,861.3	28.8	2,421.1	85,499.9	29.0
Transportation and distribution services only
Power plants	3,678.5	129,904.4	44.6	3,651.1	128,936.8	43.7
Industrial	876.0	30,935.5	10.6	976.1	34,470.5	11.7
Compressed natural gas	559.6	19,762.0	6.8	584.4	20,637.8	7.0
Subtotal	5,114.10	180,601.9	62.0	5,211.6	184,045.1	62.4
Processed natural gas	138.3	4,884.0	1.7	106.3	3,753.9	1.3
Other gas sales and transportation and distribution services	618.5	21,842.0	7.5	615.7	21,743.1	7.3
Total delivered volume by MetroGAS	8,245.6	291,189.2	100.0	8,354.7	295,042.0	100.0
Total delivered volume by MetroENERGÍA on own behalf	600.1	21,192.2	100.0	472.2	16,675.5	100.0

          Operating Costs

          Our operating costs increased by 25.6% to Ps. 769.6 million during 2009 from Ps. 613.0 million in 2008. This increase was primarily as a result of (i) an increase in our gas purchase costs, (ii) an increase in our payroll and social security contributions, and (iii) the reversal of penalties owed to power plants recorded in the first quarter of 2008, partially offset by the decrease in technical operator's fees.

          Our purchases of natural gas increased by 50.7% from Ps. 257.2 million during 2008 to Ps. 387.7 million during 2009 due to an increase in gas prices at wellhead. During 2009, 2,948.4 MMCM were acquired by us and 492.5 MMCM were acquired by MetroENERGÍA, representing a 0.5% decrease compared to the gas volumes purchased in 2008.

          Gas transportation costs increased by 2.3% during the year ended December 31, 2009 compared to the previous year, due to the increase in interruptible transportation costs.

          During the year ended December 31, 2009 and 2008, the Company capitalized Ps. 5.0 million and Ps. 3.4 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

          The table below sets forth our operating costs by class of cost for 2009 and 2008 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2009	% of Total Operating Cost	Year Ended December 31, 2008	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	387.7	50.4	257.2	42.0
Gas transportation service	213.9	27.8	209.2	34.1
Fixed assets depreciation	67.4	8.7	65.4	10.7
Payroll and social security contributions	50.8	6.6	43.0	7.0
Operations and maintenance	22.3	2.9	19.5	3.2
Technical operator's fee	-	-	9.0	1.5
Sundry materials	4.5	0.6	3.8	0.6
Fees for sundry services	15.4	2.0	10.0	1.6
Other operating costs	12.6	1.6	(0.9)	(0.1)
Capitalization of operating costs (i)	(5.0)	(0.6)	(3.4)	(0.6)
Total	769.6	100.0	613.0	100.0

          (i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

          Administrative Expenses

          Our administrative expenses increased by 17.6% to Ps. 97.7 million in 2009 from Ps. 83.0 million in 2008. This increase was mainly due to higher payroll and social security contributions, system maintenance expenses, tax and rates and surcharges and fees for professional services, partially offset by lower costs associated with sundry services and a decrease in our contingency provision.

          The table below sets forth our administrative expenses by class of expense for 2009 and 2008 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2009	% of Total Administrative Expenses	Year Ended December 31, 2008	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	44.5	45.5	38.4	46.3
Taxes, rates and contributions	10.8	11.1	7.1	8.6
Fees for professional services	6.2	6.3	3.7	4.5
Fees for sundry services	1.4	1.4	2.4	2.9
Insurance	2.9	3.0	2.3	2.8
Fixed assets depreciation	3.9	4.0	3.7	4.5
Fixed assets maintenance	10.4	10.6	6.6	8.0
Contingency provision	10.4	10.6	12.7	15.3
Other administrative expenses	7.2	7.5	6.10	7.1
Total	97.7	100.0	83.0	100.0

          Selling Expenses

          Our selling expenses increased by 27.8% to Ps. 112.9 million during 2009, from Ps. 88.3 million during 2008, mainly due to the increase in the allowance for doubtful accounts, in payroll and social security contributions, in tax, rates and surcharges, in postage, telephone and fax expenses and in fees for sundry services.

          The table below sets forth our selling expenses by class of expense for 2009 and 2008 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2009	% of Total Selling Expenses	Year Ended December 31, 2008	% of Total Selling Expenses

	(in millions of Pesos, except percentages)
Payroll and social security contributions	40.7	36.0	34.7	39.3
Doubtful accounts	8.2	7.3	1.2	1.4
Fees for sundry services	11.0	9.7	9.4	10.6
Advertising and publicity	2.0	1.8	1.0	1.1
Bank expenses and commissions	6.2	5.5	5.4	6.1
Taxes, rates and contributions	34.7	30.7	29.8	33.7
Other selling expenses	10.1	9.0	6.8	7.8
Total	112.9	100.0	88.3	100.0

          Financing and Holding Results

          During the year ended December 31, 2009 a financial and holding loss of Ps. 170.8 million was recorded compared to a loss of Ps. 130.1 million recorded in the previous year. The variation in our financial and holding results was mainly due to interest and exchange loss registered in the year ended December 31, 2009, as a result of the effect of a decrease in the value of the Peso on our foreign currency denominated debt.

          Other Income, Net

          Other income net for the year ended December 31, 2009 increased by Ps. 8.1 million compared to the gain of Ps. 1.4 million recorded in the previous year. This increase in other income, net was largely a result of the reversion of certain liabilities which had been recorded by us but have not been claimed by providers and thus have been written off.

          Income Tax

          During the year ended December 31, 2009, we had a Ps. 9.4 million income tax expense compared to a gain of Ps. 1.8 million in the previous year. This expense was primarily a result of (i) MetroGAS' allowance for the impairment of the minimum presumed income tax and (ii) an increase in the income tax charge for MetroENERGÍA.

          Net loss

        Our net loss totaled Ps. 78.3 million during 2009, compared to Ps. 13.5 million in 2008. This increase in net loss was mainly a result of the decrease in our financing and holding results, an increase in our selling expenses and the loss registered in our income tax results.

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

          The decrease in sales during 2008 was mainly attributable to MetroGAS' decrease in sales to residential customers from Ps. 422.6 million in 2007 to Ps. 415.5 million in 2008 and MetroENERGÍA's total sales decrease of Ps. 46.1 million from 2007 to 2008.

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

          Operating Costs

          Our operating costs decreased by 8.8% to Ps. 613.0 million during 2008 from Ps.671.8 million in 2007. This variation was mainly due to the decrease in gas purchases and the reversal of previously recognized penalties owed to power plants corresponding to the 2007 winter period, partially offset by the increase in payroll and social security contributions, fees for sundry services and fixed assets maintenance.

          Our purchases of natural gas decreased by 16.5% from Ps. 308.2 million during 2007 to Ps. 257.2 million during 2008 mainly due to the decrease in volumes purchased and the decrease in the average prices. During 2008, 2,975.4 MMCM were acquired by us and 472.2 MMCM were acquired by MetroENERGÍA representing a 15.3% decrease compared to the gas volumes purchased in 2007. This variation was mainly due to the decrease in the volume delivered to MetroGAS's residential customers and MetroENERGÍA's customers.

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

          Administrative Expenses

          Our administrative expenses increased by 1.4% to Ps. 83.0 million in 2008 from Ps. 81.9 million in 2007. This increase was mainly due to higher payroll and social security contributions and fees for sundry services, partially offset by a decrease in depreciation of fixed assets and fees for professional services.

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

          Selling Expenses

          Our selling expenses increased by 11.2% to Ps. 88.3 million during 2008, from Ps. 79.4 million during 2007, mainly due to the increase in payroll and social security contributions and fees for sundry services.

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

          Income Tax

          During the year ended December 31, 2008, we registered a loss amounted to Ps. 1.8 million for income tax compared to a gain of Ps. 4.6 million registered in the previous year. Such variation was mainly due to the valuation allowance on deferred income tax assets recovered, partially offset by the expiration of tax loss carryforward registered in the previous year and the decrease in MetroGAS' taxes as of December 31, 2008.

          Net Income

        Our net (loss) income totaled Ps. (13.5) million during 2008, compared to Ps. 15.8 million in 2007. This decrease in net income was mainly a result of the decrease in financing and holding results, an increase in our selling expenses and the loss registered in our income tax results.

        Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Accounting Standard Codification ("ASC"), which includes Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2009 and 2008 as well as net income for the years ended December 31, 2009, 2008 and 2007:

    the accounting for troubled debt restructuring;

    the accounting for deferred income taxes, regarding the (i) recognition of the inflation adjustments as a temporary difference, (ii) recognition of deferred income taxes on other reconciled items, and (iii) changes in valuation allowance of deferred tax assets and minimum presumed income tax credits;

    the accounting for other receivables, regarding the recognition of certain credit corresponding to the reallocation on tariffs of levies under Argentine GAAP, which are reversed under U.S. GAAP until the time of the corresponding invoicing;

    the accounting for debt restructuring expenses, which are capitalized under Argentine GAAP and expensed under U.S. GAAP; and

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2009 and 2008 and net income for the years ended December 31, 2009, 2008 and 2007. Net (loss) income under Argentine GAAP for the year ended December 31, 2009, 2008 and 2007 was approximately Ps. (78.3) million, Ps. (13.5) million and Ps. 15.8 million, respectively, as compared to approximately Ps. (188.4) million, Ps. 19.1 million and Ps. 93.1 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2009 and 2008 was Ps. 897.6 and Ps. 975.9, million, respectively, as compared to approximately Ps. 225.8 million and Ps. 414.2 million, respectively, under U.S. GAAP.

        Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources

          Liquidity

          Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

          Our primary sources and uses of cash during the years ended December 31, 2009, 2008 and 2007 are shown in the table below:
	For the years ended December 31,
	2009	2008	2007
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	53.5	29.3	72.6
Net cash provided by operating activities	251.5	172.4	118.3
Net cash used in investing activities	(105.8)	(84.2)	(62.9)
Net cash used in financing activities	(70.5)	(64.1)	(98.7)
Increase (decrease) in cash and cash equivalents	75.2	24.2	(43.3)
Cash and cash equivalents at the end of the year	128.7 (*)	53.5 (**)	29.3

          (*) Includes Ps. 54.1 million related to cash deposited in trust funds in January 2010.

          (**) Includes Ps. 27.1 million related to cash deposited in trust funds in January 2009.

          For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2009, 2008 and 2007, our cash and cash equivalents in U.S. Dollars amounted to US$ 0.6 million, US$ 6.9 million and US$ 0.2 million, respectively.

          We have certain financial obligations described under the section "Debt Restructuring" and the corresponding due dates for these financial obligations are included in Item 5.F: "Tabular Disclosure of Contractual Obligations."

          The delays in the tariff adjustments detailed above have caused our financial condition to deteriorate and have affected our capacity to generate the cash flow necessary to maintain normal activities and comply with our indebtedness due in 2010: (i) US$ 21.1 million, which represents 10% of the principal amount of its Series 1 Notes, half of which is due on June 30, 2010 and the other half of which is due on December 31, 2010, and (ii) US$ 18.2 million, which represents interest due on both its Series 1 and 2 Notes; both (i) and (ii) together representing a debt service obligation of Ps. 149.2 million based on the Peso/U.S. Dollar exchange rate in effect at December 31, 2009. On January 5, 2010, our Board of Directors approved the hiring of Barclays Plc. to act as financial advisors in connection with a refinancing of our outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

          The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

          Net Cash Provided by Operating Activities

          Net cash provided by operating activities amounted to Ps. 251.5 million during 2009 compared to Ps. 172.4 million during 2008 and to Ps. 118.3 million during 2007. Such increase in net cash flows provided by operating activities was mainly due to the decrease in cash flows required for working capital needs during the year ended December 31, 2009 because of management's efforts to preserve cash and enhance liquidity.

          Net Cash Used in Investing Activities

          Net cash used in investing activities amounted to Ps. 105.8 million during 2009 compared to Ps. 84.2 million during 2008 and to Ps. 62.9 million during 2007. The increase was mainly due to an increase in acquisitions of fixed assets.

          Net Cash Used in Financing Activities

          Net cash flows used in financing activities amounted to Ps. 70.5 million during 2009 compared to Ps. 64.1 million during 2008 and to Ps. 98.7 million during 2007. This decrease is mainly due to the market purchases of negotiable bonds made by the Company during 2007.

          We did not pay any dividends in 2009, 2008 or 2007.

          The statements of cash flows presented in the consolidated financial statements are prepared based on Argentine GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements and the cash flows from operating, investing and financing activities that would be reported under ASC 230 "Statement of Cash Flows". For a description of these differences, see Note 19(f) to the Annual Consolidated Financial Statements.

          Capital Resources

        Since the beginning of the Argentine crisis in December 2001, we have suffered significant constraints on our liquidity and have not been able to access new sources of financing through the domestic and international financial markets as these remain closed to us. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps. 1.00 per US$ 1.00, and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

        As of December 31, 2009, our total financial debt consisted of: Euro 0.3 million with an 7.375% annual interest rate Series B Notes due 2002; US$ 21.1 million of our 8% Series 1 Notes due in 2010; US$ 189.7 million of our 9% Series 1 Notes due 2010 to 2014; US$ 6.3 million of our 5% Series 2 Class A Notes due from 2012 to 2014; and Euro 26.1 million of our 3.8% Series 2 Class B Notes due 2012 to 2014. See Item 5: "-Tabular Disclosure of Contractual Obligations."

        Our financial debt as a percentage of our total capitalization amounted to 50.6% as of December 31, 2009, 45.5% as of December 31, 2008 and 42.7% as of December 31, 2007. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

        As of December 31, 2009, 2008 and 2007, our cash and cash equivalents in U.S. Dollars amounted to US$ 0.6 million, US$ 6.9 million and US$ 0.2 million, respectively. We do not have any financial instruments for hedging purposes.

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

              On May 17, 2006, we announced that we had closed on an out-of-court basis the restructuring (the "Restructuring") of our:

              US$ 93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003 (the "Series A Notes");

              Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002 (the "Series B Notes");

              US$ 130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes"); and

              US$ 50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt").

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

              We also announced that, as part of the Restructuring and as contemplated by the Solicitations, we had:

                Issued pursuant to an Indenture date of April 28, 2006 (the "Indenture") and in exchange for the Existing Debt:

    Series 1 Notes amounting to US$ 236,285,638 in principal amount;

    U.S. Dollar-denominated Series 2 Notes amounting to US$ 6,254,764 in principal amount;

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

The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million; (iii) a limitation on our capital expenditures until US$ 75.0 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized US$ 75.0 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed US$ 25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our license by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders. Our breach of any of these covenants or our failure to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions, proceedings affecting our license and the tariff renegotiation process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance some or all of our outstanding debt or obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing could be obtained on acceptable terms.

Pursuant to the excess cash redemption provision, we calculated the respective amount for the periods beginning on October 1, 2008 and ending on March 31, 2009, 2008 and 2007 and for the period beginning on April 1st, and ending on September 30, 2009. No excess cash was computed as a result. Moreover, we have complied with all of the above-mentioned restrictions, including the payment obligations acquired under the current global Negotiable Bonds Program.

During 2006 and 2007, the Company carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the years ended December 31, 2009 and 2008.

On June 17, 2010, the adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

See Note 18 (d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

          Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our license provisions and ensure safe operation of the network. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 109.9 million between 2002 and 2005. Our capital expenditures during 2006, 2007, 2008 and 2009 amounted to approximately Ps. 48.9 million, Ps. 62.9 million, Ps. 84.2 million and Ps. 105.8 million, respectively.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2010 will be principally applied to ensure the safe operation of our network in accordance with the terms of our license. Additionally, as a result of our filing for a voluntary reorganization proceeding in an Argentine court on June 17, 2010, an automatic stay was put into place on our payment of principal and interest on our outstanding debt obligations, which will thus provide additional cash resources (normally destined for our debt service payments) for us to apply to our capital expenditures plan. However, we cannot predict how long the voluntary reorganization proceeding, and hence the automatic stay, will last.

      Research and Development, Patents and Licenses

      Not applicable.

      Trend Information

      See Item 3: "Key Information-Risk Factors" and Item 4: "Information on the Company-History and Development of the Company-Supply of and Demand for Natural Gas," and Item 4: "Information on the Company-Business Overview-Regulatory Framework."

      Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors.

      Tabular Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2009:
	Past due by period	2010	2011	2012	2013	2014	More than five years	Total
	(in millions of Pesos)
Financial Debt (1)(*) (**)	1.7	80.1	160.2	215.6	255.6	255.6	-	968.8
Financial Debt Interests (2) (**)	1.0	69.1	71.2	56.0	38.3	16.4	-	252.0
Power Plant Sales (3)	-	72.0	72.0	72.0	72.0	72.0	127.8	487.8
Gas Purchase (4)	-	8.4	-	-	-	-	-	8.4
Transportation Capacity (5)	-	190.0	184.4	184.4	184.4	69.6	25.5	838.4
	2010	2011	2012	2013	2014	More than five years
	MMCM per day
Power Plant Sales	10.5	10.5	10.5	10.5	10.5	12.4
Gas Purchase	0.3	-	-	-	-	-
Transportation Capacity	23.4	22.6	22.6	22.6	22.5	2.2

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

      (3) For these estimated committed amounts, we have considered prices established in Resolution No. 1,417/08 issued by the Energy Secretariat and adjusted these figures by segments based on the Company's historical information.

      (4) For these estimated committed amounts, we have considered prices established in Resolution No. 1,417/08 issued by the Energy Secretariat and obtained percentages by segments based on the Company's historical information.

      (5) For these estimated committed amounts, we have considered transportation prices as of December 31, 2009 that remain unchanged as of the date of this annual report.

      (*) Total Financial Debt amounts to Ps. 968.8 million. The following table reconciles this amount of Financial Debt with the amounts of Financial Debt as disclosed in Note 10 to the Financial Statements (amounts undiscounted and without interest):

(In thousands of Ps.)
Negotiable Obligations - Series A -	-
Negotiable Obligations - Series B -	1,652
Subtotal Financial Debt Past Due	1,652

Negotiable Obligations - Series 1 -	801,213
Negotiable Obligations - Series 2 - Class A	23,768
Negotiable Obligations - Series 2 - Class B	142,162
Subtotal Financial Debt	967,143
Total Financial Debt	968,795

      (**)On June 17, 2010, we filed a petition for voluntary reorganization (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us- Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern", Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring."

      Safe Harbor

Not applicable.

    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      Directors and Senior Management

      The management of our business is vested in our Board of Directors. Our Estatutos Sociales (By-laws) provide for a Board of Directors consisting of eleven directors and the same number of alternate directors. Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom such alternate director is acting. Directors and alternate directors are elected at the special shareholders' meeting for each class of our stock, which is called at the same time as our annual ordinary shareholders' meeting, to serve from one to three-year renewable terms as resolved at the relevant shareholders meeting. However such elected directors and alternate directors will serve until new directors and alternate directors are elected at a special shareholders' meeting for each class of stock. The Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

      During 2009, our Board of Directors met 20 times.

      Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions."

      The members of our Board of Directors as of the date of our annual report are set forth below:

Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Juan Carlos Fronza	(b)	President	2004	2010	2010
Diego Garzón Duarte	(a)	Director	2010	2010	2010
Jorge Alberto Depino	(c)	Director	2004	2010	2010
Luis Chaparro	(c)	Alternate	2004	2010	2010
Raúl Rafael Podetti	(b)	Director	2008	2010	2010
Santiago Albarracín	(a)	Alternate	2009	2010	2010
Ramiro Rico	(b)	Director	2009	2010	2010
Sergio Ferrero	(b)	Alternate	2009	2010	2010
Héctor Caram	(b)	Director	2010	2010	2010
Jorge Gustavo Casagrande	(a)	Director	2010	2010	2010
George Michel Morgan	(a)	Director	2010	2010	2010
Carlos Emilio Rogelio Messi	(a)	1st Vice President	2010	2010	2010
Carlos Alberto Alemán	(a)	Director	2010	2010	2010
Marcelo Pablo Domínguez	(a)	2nd Vice President	2010	2010	2010
Fernando Gómez Zanou	(a)	Alternate	2010	2010	2010
Leonardo Raúl López	(a)	Alternate	2010	2010	2010

      __________

      Notes:

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors:

      Juan Carlos Fronza, 74, is the President of our Board of Directors. He received a degree in mechanical engineering from the Universidad de La Plata. From 1964 to 1977, he worked for Astilleros Rio Santiago. From 1978 to 1982, he was an Investment Project Manager at Petrolera Argentina San Jorge and from 1983 to 2002, as the Chief Executive Officer of Copetro S.A.

      Diego Garzón Duarte, 46, received a degree in public accounting from the Universidad Nacional de Córdoba. He has more than 20 years of executive experience, managing an oil and gas company and in doing so performing work related to marketing and commercial functions, M&A transactions, privatization processes, corporate finance and planning. From 1987 to 1992, he worked at Techint Group and Arthur Andersen & Co. Since 1992, he has worked at Compañía General de Combustibles S.A. as an executive.

      Jorge Alberto Depino, 50, is a member of our Board of Directors. He is a mechanical technician. From 1981 to 1992, he worked for Gas del Estado S.E. From 1992 to 2002, he worked in MetroGAS' operations department.

      Luis Chaparro, 42, is an alternate member of our Board of Directors. He is a technician. Prior to working at MetroGAS, he worked for Gas del Estado from 1992 to 1998. He currently works for Xerox S.A.

      Raúl Rafael Podetti, 78, is a member of our Board of Directors. He received a degree in naval architecture and mechanical engineering from the Universidad de Buenos Aires. From 1954, he was a member of the Argentine Navy until he retired in 1965. He has worked in the shipbuilding industry, holding management positions, for 35 years. He works as a consultant specializing in marine business.

      Santiago Albarracín, 43, is a member of our Board of Directors. He received a law degree from the Universidad Católica Argentina and a master of laws in resources law and policy from the Centre for Energy, Petroleum and Mineral Law and Policy, University of Dundee. He was an attorney with Dabinovic and Associates and with Cardenas & Cassagne, and then at the Legal Matters Department of MetroGAS Contracts and Regulations. Through 2006, he was Legal Manager for South America at Sempra Energy International and a member of the board of directors of Sodigas Pampeana y Sur, Camuzzi Gas Pampeana y Sur (Argentina), Chilquinta Energía and Enargas S.A. (Chile), Luz del Sur S.A. (Peru), and Conecta S.A. (Uruguay). Presently, he also is an independent advisor, specializing in energy law and natural resources, and a member of the board of directors of Gas Argentino.

      Ramiro Rico, 53, is a member of our Board of Directors. He worked at Gas del Estado S.E. for 17 years performing different technical and planning functions in the supply area; during those years, he was appointed Manager. Afterwards, he was the director of a constructing company, an auditor at two healthcare organizations (Obra Social del Personal Superior de la Industria del Gas (OSPESGA) and Obra Social de Técnicos del Fútbol (OSTFA)) and the President of Administradora Full S.A. Recently, he has been a private advisor on management issues for many companies (among them Swiss Medical S.A.) and for the Federación de Trabajadores de la Industria del Gas Natural en la República Argentina. He also has been involved in commercial activities not related to the energy area.

      Sergio Ferrero, 33, is an alternate member of our Board of Directors. He received a degree in public accounting from the Faculty of Economic Sciences of the Universidad de Buenos Aires. From 1998 to 2005, he worked at Del Buono, Malasio & Asociados Accounting Studio. Since 2005, he has been a consultant for Management Control in the area of accounting and finance for the Ministry of Federal Planning, Public Investment and Services, under the National Executive Power.

      Héctor Caram, 44, is a member of the Board of Directors. He received a degree in public accounting from the Universidad de Buenos Aires. From 1987 to 2003, he held various positions at Pistrelli, Díaz y Asociados, which was part of Arthur Andersen until 2002 and then Ernst & Young. In 1998, he became Audit Senior Manager. From 2003 to 2007, he was Director of Internal Audit at Telecom Argentina. Since 2007, he has been the Business Risk Management Director at SMS Argentina and also an independent consultant. Since 2008, he has been an advisor for the Audit Committee of Edenor y Electricidad Argentina.

      Jorge Gustavo Casagrande, 42, is a member of the Board of Directors. He received a public accounting degree from the Universidad Católica Argentina, a masters degree in administration of electric markets from the Buenos Aires Technological Institute ("ITBA"), and degree from the Program of Executive Development at the IAE Management and Business School of the Universidad Austral. From 2001 to 2006, he was the Manager of Gas and Power Assets at Perez Companc (subsequently renamed Petrobras Energía). He also served as a member of the board of directors of TGS, Transener, Edesur and Compañía Mega. From 2006 to 2009, he served as the General Manager of TGS. Presently, he also is the president of the board of directors of Gas Argentino.

      George Michael Morgan, 57, is a member of the Board of Directors. He received a degree in geology from the University of Texas. He has worked in Europe, South America, and Central and Southeast Asia. He has been an executive at Unocal do Brasil, and Unocal Venezuela. He has experience in the entire energy production and distribution chain, including exploration and production, pipelines, power projects, liquified natural gas terminals, and electric and gas distribution. He served on the boards of directors of companies such as Promigas (Colombia), TGS, Oleoducto Transandino and Camuzzi (Argentina), Chilquinta (Chile), and Luz Del Sur (Peru). Presently, he is also a member of the board of directors of Petrodelta and Fusion Geophysical International. He also serves as a member of the board of directors of Gas Argentino and as vice president of the board of directors at Harvest Natural Resources.

      Carlos Emilio Rogelio Messi, 55, is the First Vice President of our Board of Directors. He received a law degree from the Universidad de Buenos Aires and a masters degree in comparative jurisprudence from the New York University School of Law. For sixteen years, he was a legal counsel at Allende & Brea. Since 1992, he has served as a lawyer at the Legal Department of Shell Compañía Argentina de Petróleo S.A. Presently, he also is a member of the board of directors of Gas Argentino and MetroENERGIA.

      Carlos Alberto Alemán, 55, is a member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He is a Partner at Alemán, Dominguez & Asociados. Presently, he is also the vice president of the board of directors of Gas Argentino.

      Marcelo Pablo Domínguez, 49, is the Second Vice President of our Board of Directors. He received a law degree from the Universidad Católica Argentina. He is a Partner at Alemán, Dominguez & Asociados.

      Fernando Gómez Zanou, 38, is an alternate member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He has worked as an attorney at several companies, including Citibank N.A., Basf Argentina S.A. and Auchan Argentina S.A. Since 2004, he has worked as in-house counsel at YPF S.A. He also served as an alternate member of the board of directors at YPF Inversora Energética S.A., and Pluspetrol Energy S.A., and as a member of the board at YPF Servicios Petroleros S.A. Presently, he is also a member of the board of directors of Gas Argentino.

      Leonardo Raúl Lopez, 43, is an alternate member of our Board of Directors. He received a law degree from the Universidad Nacional de Rosario. He has worked as an attorney at several companies, including Nuevo Banco de Santa Fe S.A., Banco de Santa Cruz S.A. and Banco de San Juan S.A. Since 2009, he has worked as in-house counsel at YPF S.A. Presently, he also is an alternate member of the board of directors at Gas Argentino and an alternate sindic of Compañía Mega S.A.

      Officers

      Set forth below is a list of our principal executive officers at December 31, 2009. All of our executive officers are residents of Argentina.

Name	Position	Since
Andres Cordero Gimenez	General Director	2007
Patricia Carcagno	Director of Operations	2005
Enrique Barruti	Human Resources Director	1997
Fernando Aceiro	Commercial Director	2002
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director	2004
Eduardo Villegas Contte	Administration and Finance Director	2002
Juan Pablo Mirazon	Internal Auditor Director	1999
Fernando Nardini	Comptroller	2009

      Andrés Cordero Gimenez, 64, was appointed General Director in 2007. He received a degree in industrial engineering from the Universidad Católica Argentina and in oil engineering from the Universidad de Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters at Transportadora de Gas del Norte S.A

      Patricia Carcagno, 48, was appointed Director of Operations in 2005. Ms. Carcagno received a degree in chemical engineering from the Universidad de Buenos Aires. Prior to her position as Director of Operations, she was Manager of the Operations Planning Department. Before joining us in 1992, she worked in the Business Development Department at ASTRA C.A.P.S.A., where she held various commercial positions.

      Enrique Barruti, 60, was appointed Human Resources Director in 1997. He received a degree in economics and completed post-graduate studies in human resources at the University of Michigan. He has more than 20 years of local and international experience in human resources. Before joining us in July 1997, he worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina. He also worked as a management consultant, and a professor at the Universidad de Buenos Aires and the Universidad Austral.

      Fernando Aceiro, 44, was appointed Commercial Director in 1998. He received a degree in industrial engineering from the Universidad Católica Argentina and a master degree in business administration from Instituto de Altos Estudios Empresariales. He started his career at Alpargatas S.A.I.C. in the production department. From 1993 until he joined us in 1998, he worked for Banco de Galicia in the New Businesses Department.

      Magdalena Gonzalez Garaño, 57, was appointed Legal and Regulatory Affairs Director in 2004. She received a law degree from the Universidad de Buenos Aires. From 1991 to 1993, she was an Associate at Cardenas, Cassagne & Asociados. In 1993, she joined us as Regulatory Affairs Manager and in 1998, was appointed Legal Manager. Since 1993, she has been the Secretary for Gas Argentino's Board of Directors.

      Eduardo Villegas Contte, 53, was appointed Administration and Finance Director in 2002. He received a degree in accounting from the Universidad de Buenos Aires and completed graduate studies at the J.L. Kellogg Graduate School of Management at Northwestern University. Before joining us in 1994 as Finance Manager, he worked for Arthur Andersen.

      Juan Pablo Mirazon, 43, was appointed Internal Auditor Director in 1999. He received a degree in accounting from the Universidad Católica Argentina and a degree in business administration from the Universidad Católica Argentina. He worked for Arthur Andersen for over ten years in the Auditing Division and in the Management Advice Division.

      Fernando Nardini, 44, was appointed Corporate Controller in 2009. He received a degree in public accounting from the Universidad de Buenos Aires. He has completed specialized studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp. in Dallas, Texas. In Dallas, he was responsible for administration and finance.

      Supervisory Committee

      Our By-Laws provide for a Comisión Fiscalizadora (Supervisory Committee) consisting of three members and three alternate members elected by our shareholders for one year terms. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: "Major Shareholders and Related Party Transactions."

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

      The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:

Name	Position	Since	Profession	Date of Appointment
Diego María Serrano Redonnet	Member	2005	Attorney	2010
Maria Gabriela Grigioni	Member	2005	Attorney	2010
Oscar Alberto Orona	Member	1997	Attorney	2010
German Fernandez Lahore	Alternate	2005	Attorney	2010
Guillermo Quiñoa	Alternate	2009	Attorney	2010
Pablo Rueda	Alternate	2005	Attorney	2010

      Diego María Serrano Redonnet, 43, received a law degree from the Universidad Católica Argentina and a master of laws from Harvard University. He is a Partner at Pérez Alati in Buenos Aires, Argentina, specializing in banking and corporate law. He is a member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Sofora Telecomunicaciones S.A., Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A. and Gas Argentino.

      María Gabriela Grigioni, 46, received a law degree from the Universidad de Buenos Aires. From 1987, she worked as a Commercial Law Advisor in the legal department of various auditing firms and companies, following which she worked at the CNV. She is a Partner at Pérez Alati in Buenos Aires, Argentina.

      Oscar Alberto Oroná, 61, received a law degree from Belgrano University. He completed the Petroleum Management Certificate Program in Boston, Massachusetts. He has worked as an Associate at Cassagne Abogados in Argentina. He also worked at Brons & Salas, at ASTRA C.A.P.S.A. as the Legal Manager for Exploration and Production and at YPF S.A. for Argentina, Brazil and Bolivia. Presently, he is a member of the Supervisory Committee at Oleoductos del Valle S.A. and an alternate member of the Supervisory Committee at YPF S.A.

      German Fernandez Lahore, 40, received a law degree from the Universidad de Buenos Aires and a masters degree in natural resources law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (United Kingdom). In 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization program. In 1998, he participated in the Academy of American and International Law at the Southwestern Legal Foundation in Dallas, Texas. He has worked as an Associate at Beccar Varela, de Quintana Minerals Santa Cruz and a Foreign Associate at Haynes and Boone in Dallas, Texas. Since 2002, he worked on Oil Matters Management in the Legal Matters Department of YPF.

      Guillermo Quiñoa, 43, received a law degree and a master degree in oil and gas law from the Universidad de Buenos Aires. In 1994, he worked as an associate at the San Francisco, California offices of Pillsbury, Madison & Sutro. Since 1997, he has been a Partner at Pérez Alati in Buenos Aires, Argentina. He is a member of the Bar Association of the City of Buenos Aires and the Bar Association of San Isidro, Province of Buenos Aires.

      Pablo Rueda, 46, received a law degree and a masters degree in oil and gas from the Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as an Associate at Marval, O'Farrell & Mairal in New York and a Foreign Associate at Rabin Leacock Lipman in the United Kingdom. He currently is at Pérez Alati in Buenos Aires, Argentina.

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

        The members of the Audit Committee are Héctor Caram, Juan Carlos Fronza and Raúl Rafael Podetti, each of whom were appointed at the shareholders meeting on April 30, 2010 for terms of one year. Our Board of Directors has determined that Héctor Caram meets the requirements of an "audit committee financial expert," as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A-3 under the Securities Exchange Act.

        Other Positions Held

      The following table lists the director positions that the members of the Board of Directors hold in other companies as of the date of this annual report:

Name	Profession	Company	Position
Juan Carlos Fronza	Mechanical Engineer	--	--
Diego Garzón Duarte	Public Accountant	--	--
Jorge Alberto Depino	Mechanical Technician	--	--
Luis Chaparro	Technician	--	--
Raúl Rafael Podetti	Business Consultant	--	--
Santiago Albarracín	Lawyer	Gas Argentino	Director
Ramiro Rico	Business Consultant	--	--
Sergio Ferrero	Business Consultant	--	--
Héctor Caram	Public Accountant	--	--
Jorge Gustavo Casagrande	Public Accountant	Gas Argentino	President
George Michel Morgan	Business Executive	Gas Argentino Harvest Natural Resources Petrodelta Fusion Geophysical International	Director Vice President Director Director
Carlos Emilio Rogelio Messi	Lawyer	Gas Argentino MetroENERGÍA	Director Director
Carlos Alberto Aleman	Lawyer	Gas Argentino	Vice President
Marcelo Pablo Domínguez	Lawyer	--	--
Fernando Gómez Zanou	Lawyer	Gas Argentino	Director
Leonardo Raúl López	Lawyer	Gas Argentino Compañía Mega S.A.	Alternate Director Alternate Sindic

      Compensation

      Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect to a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2009, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 1.1 million and for executive officers paid or accrued in that year for services in all capacities was Ps. 6.1 million. Certain of our directors voluntarily forfeited their accrued compensation.

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

      Employees

      At December 31, 2009, we had 1,052 full-time and 1 part-time employee. The following table sets forth the number of employees at December 31, 2009, 2008 and 2007 by department:
Department	Number of Employees at	Number of Employees at	Number of Employees at
	December 31, 2009	December 31, 2008	December 31, 2007
General Directorate	53	45	45
Operations	437	438	436
Human Resources	65	56	63
Commercial	405	376	363
Corporate Affairs	14	13	13
Administration & Finance	78	93	94
Total	1,052	1,021	1,014

      As of December 31, 2009, approximately 33.7% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS"), and 50.3% are non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

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

    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Major Shareholders

      Our shares are comprised of three classes of common stock, par value Ps. 1.00 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C Shares representing 10% of our capital stock. Each class of shares is entitled to one vote. As of the date of this annual report, the number of our outstanding shares by class was as follows:

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2009.
Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares

Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
ANSES	B	43.011.913	19.4%	7.6%
Private Investors	B	31,880,609	14.4%	5.6%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

      Notes:

      (a)  The Class C Shares were set aside by the Argentine Government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-History and Development of the Company-Privatization of Gas del Estado and Our Creation."

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

          On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 18, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims.

          If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of ENARGAS.

          Shares in Gas Argentino as of December 31, 2009 were held as follows:
Shareholder	Percentage of Outstanding Common Shares of Gas Argentino	Indirect Percentage Interest in MetroGAS
BG Inversiones Argentinas S.A.	54.67%	38.27%
YPF Inversora Energetica S.A.	45.33%	31.73%
Total	100.00%	70.00%

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

        Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2009 was as follows:

Country	Class	Amount
Argentina	A	290,277,316(a)
	B	169,200,552(b)
	C	56,917,121
Other countries	B	52,776,219

      Notes:

      (a)  Held by Gas Argentino.

      (b)  108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2009, we had 1,237 record holders of our stock in Argentina and 11 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our license, we had a Technical Assistance Agreement with BG Group as Technical Operator and we were required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 9.0 million and Ps. 10.2 million under the Technical Assistance Agreement during the years ended December 31, 2008 and 2007, respectively. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

      In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 1.9 million, Ps. 2.1 million and Ps. 1.7 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2009, 2008 and 2007, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina. As of December 31, 2009, we also accrued fees for salaries, expenses and other costs with YPF S.A. of approximately Ps. 0.4 million.

      YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 102.1 million, Ps. 82.4 million and Ps. 64.0 million of gas purchases to YPF S.A. during the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, MetroENERGÍA collected commissions for sales on behalf of YPF of approximately Ps. 1.6 million, Ps. 1.4 million and Ps. 1.4 million during 2009, 2008 and 2007 respectively.

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

      Additionally, as of December 31, 2009, 2008 and 2007, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF S.A., for approximately Ps. 0.03 million, Ps. 0.05 million and Ps. 0.05 million, respectively and to Y.P.F. for approximately Ps. 0.02 million, Ps. 0.02 million and Ps. 0.04 million as of December 31, 2009, 2008 and 2007, respectively.

      We supplied gas and transportation and distribution services of approximately Ps. 1.3 million, Ps. 1.2 million and Ps. 1.4 million during the years ended December 31, 2009, 2008 and 2007, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

      We sold transportation services amounting to approximately Ps. 4.9 million, Ps. 0.8 million and Ps. 2.0 million during the years ended December 31, 2009, 2008 and 2007, respectively, to MetroENERGÍA S.A., our subsidiary.

      Additionally, we received fees of approximately Ps. 5.5 million, Ps. 4.2 million and Ps. 2.4 million during the years ended December 31, 2009, 2008 and 2007, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

        Legal Proceedings

          Study, Revision and Inspection of Works in Public Space Levy

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

          From 2000 onwards, the GCBA included in its budget a study, revision and inspection of works in public spaces levy, applicable (among others) to gas pipelines. Such revision led to unilateral tax increases by the GCBA against public companies, despite the fact that MetroGAS and several other public service companies had signed an agreement with the GCBA for no such tax increases.

          GCBA has made various claims against us with respect to the Inspection Rate, always rejecting our position of double taxation. As of March 31, 2007, the GCBA alleged that we owe approximately Ps. 28.7 million (including interests, fines and legal fees) for the fiscal periods encompassing February 2000 to December 2003. Once our administrative appeals were exhausted, the GCBA initiated judicial actions to enforce payment of the amounts claimed. On October 19, 2005, we were notified of a tax levy filed by the GCBA amounting to approximately Ps. 8.5 million. We filed a response based on incorrect data included in the instrument received. On March 15, 2006, we were notified of the resolution of the Court rejecting our response and ordering the continuation of the executory proceeding. We appealed such decision but it was confirmed by the Court of Appeals and the Supreme Court of Justice of the City of Buenos Aires.

          Consequently, our accounts held by HSBC amounting to Ps. 11.9 million were attached. On April 30, 2007, we agreed in writing with the GCBA Attorneys Office to pay Ps. 3.1 million in legal fees in five consecutive and monthly installments, beginning on May 4, 2007. On May 7, 2007, MetroGAS and the GCBA notified the judge that MetroGAS (i) agreed to pay Ps. 11.9 million corresponding to the tax levy and Ps. 3.1 million in legal fees, and (ii) requested a payment plan for the remaining Ps. 13.7 million owed for the period from February 1, 2000 to December 31, 2006. In 2007, MetroGAS agreed on said payment plan with the GCBA.

          Since then, we have pursued our claims with ENARGAS to resolve the matter quickly and pass-through the rate imposed by the GCBA to consumers. On March 7, 2008, MetroGAS requested that ENARGAS transfer this levy to our tariffs. On November 7, 2009, MetroGAS asked for a status hearing on the relevant file, No. 12,626.

          On January 21, 2009, ENARGAS approved our file and submitted it to the MPFIPS pursuant to Note No. ENRG/GDYE/GAL/I 712 and MPFIPS Resolution No. 2,000/05. The latter establishes that the Undersecretary of Coordination and Management Control of the MPFIPS must approve any administrative decision related to the transfer of the levy surcharges to our tariffs. On March 10, 2009 and again on May 21, 2009, MetroGAS requested an immediate review of our file by the Undersecretary of Coordination and Management Control of the MPFIPS.

          On August 27, 2009, MetroGAS began two legal proceedings against the Undersecretary of Coordination and Management Control and on September 9, 2009, MetroGAS began five legal proceedings against ENARGAS. The aforementioned proceedings were initiated because we have not been allowed to pass-through to our tariffs amounts owed under the study, revision and inspection of works in public spaces levy and the occupancy of public space levy of the GCBA. To date, these claims are still pending. MetroGAS' argument in these cases is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs. In turn, MetroGAS has recorded a credit in an amount totaling Ps. 74.1 million and Ps. 65.8 million to cover these surcharges (and other related surcharges based on levies issued by other municipalities as described below) under the "Other non-current receivables" line item of our balance sheet at December 31, 2009 and 2008, respectively.

          Our actions are supported by "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", a ruling of the Argentine Supreme Court of Justice. The ruling states that Section 9.6.2 of Executive Decree No. 2,255/92 stipulates that cost variations caused by changes in tax regulations must be added to tariffs in accordance with Section 41 of Law No. 24,076.

          Pursuant to these legal precedents, laws and resolutions, we believe these credits are recoverable.

          Right of Occupancy and Use of Public Spaces Levy
            Government of the Autonomous City of Buenos Aires

            In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected to by several public service companies.

            Since 2003, the GCBA has demanded from us the payment of the occupancy of public space levy. We duly filed several administrative appeals before the administrative office against such demands.

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

            During 2005, after the notification of the payment received, we executed an agreement with the GCBA, which established a payment plan in order to cancel the debt corresponding to the period between January 1, 1998 and December 31, 2004. As of the date of this annual report, we are paying both the payment plan and quarterly installments on a regular basis.

            On March 6, 2006, we sent a note to ENARGAS reporting our adherence to said payment facilitation plans and requesting once again the reallocation of tariffs. This note was reaffirmed in a March 29, 2006 note to ENARGAS. On April 28, 2006, we requested from ENARGAS a prompt reply to our request. On July 11, 2006, we sent a second note requesting the reallocation on tariffs, sending the payment slips from the payment facilitation plan's second and third paid installments.

            On November 28, 2006, ENARGAS asked for all information and documentation in order to evaluate the impact resulting from the transfer to tariffs on customers within the Autonomous City of Buenos Aires. On December 1, 2006, we responded with the requested materials. On January 30, 2007, we followed up, requesting that ENARGAS confirm that we had filed all the necessary information for ENARGAS to decide whether to grant the pass-through. We believed that the information sent to ENARGAS conformed with Section No. 41 of the Law No. 24,076 and Section No. 9.6.2 of the Distribution License Basic Rules. In turn, ENARGAS had a duty to consider all information or proof of documents, which we had submitted.

            On January 7, 2008, MetroGAS requested a status hearing of our file, No. 9,005. Any payments made to the GCBA were reported to ENARGAS with a concurrent request for the transfer of such payments to our tariffs. On August 12, 2008, ENARGAS approved our file and submitted it to the MPFIPS pursuant to MPFIPS Resolution No. 2,000/05. On March 10, 2009 and again on May 21, 2009, MetroGAS requested an immediate review of our file by the Undersecretary of Coordination and Management Control of the MPFIPS.

            On August 27, 2009, MetroGAS filed a legal proceeding for payment in arrears against the Undersecretary of Coordination and Management Control for its failure to allow us to pass-through to our tariffs amounts owed under the occupancy of public space levy of the GCBA. To date, this claim is still pending. As stated above, MetroGAS' argument is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs.

            Municipality of Esteban Echeverría

            Through Resolution No. 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps. 6.6 million (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. On February 18, 2005, we rejected the imposition of such rate on the grounds that the claim is against federal law, which is hierarchically superior to Municipal law.

            After several rejections of our arguments by the Municipality, on March 10, 2006, we entered into a letter of intent with such Municipality to reach an agreement regarding the indebted amounts. On March 30, 2006, the first quarter installment from 2006 was paid and as from that date all of the period's installments were regularly paid.

            In May 2006, a request to transfer this levy to tariffs was sent to ENARGAS and in July of the same year, a quick response was demanded.

            On June 30, 2006, we received a note, by which the Municipality notified us of our incurred debt through December 31, 2005 and offered us two payment alternatives. On July 10, 2006, we sent a note (which included copy of the Municipality's letter) to ENARGAS requesting that they inform us of the course of action to take regarding the payment plans offered and also to transfer any payments made to tariffs.

            On December 19, 2006, knowing that the Municipality was about to start legal actions to collect the indebted amount and to avoid any setback in rendering our services, we adhered to a payment plan, which consists of paying the amounts claimed from the period 2000 to 2005 in four installments. As of the date of this annual report, we have paid said installments, and are regularly paying this Municipality levy.

            To date, MetroGAS continues its claim before ENARGAS for the corresponding transfer of the levy surcharges to our tariffs. On January 7, 2008, we requested a status hearing on our file, No. 10,774 and, on March 13, 2008, we once again requested the transfer of the levy surcharges to our tariffs. On January 30, 2009, upon ENARGAS' request, our plan to recover amounts paid through December 31, 2008 was sent to ENARGAS. We sent additional requests regarding the transfer of the levy surcharges to our tariffs to ENARGAS on March 9, May 29, and July 13, 2009.

            On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 10,774/06. On October 13, 2009, ENARGAS was notified of the proceeding. As of the date of this annual report, this file remains under review.

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

            On May 14, 2007, MetroGAS again requested ENARGAS to allow the transfer of the levy surcharges to our tariffs. On January 7, 2008 and again on March 13, 2008, we made requests for status hearings of our file No. 12,610. On January 30, 2009, upon ENARGAS' request, our plan to recover amounts paid through December 31, 2008 was sent to ENARGAS. We sent additional requests regarding the transfer of the levy surcharges to our tariffs to ENARGAS on May 29 and July 13, 2009.

            On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 12,610/07. As of the date of this annual report, this file remains under review.

            Municipality of Ezeiza

            On September 3, 2007, the Municipality of Ezeiza requested payment by MetroGAS of the right of occupancy and use of public spaces levy for the periods 2000 to 2006.

            On October 9, 2007, we executed an agreement with the Municipality through which a payment plan was established for us. As of the date of this annual report, we are timely and regularly paying this levy.

            On January 30, 2009, upon ENARGAS' request, our plan to recover amounts paid through December 31, 2008 was sent to ENARGAS. We sent additional requests regarding the transfer of the levy surcharges to our tariffs to ENARGAS on March 9 and July 13, 2009.

            On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 12,619/07. On October 7, 2009, ENARGAS was notified. On December 7, 2009, MetroGAS received a decision in its favor; ENARGAS was granted 30 business days to comply. ENARGAS appealed and submitted the case for review by the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05. As of the date of this annual report, this file remains under review.

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

            On January 30, 2009, we requested again that ENARGAS transfer the levy surcharges to our tariffs. We also enclosed a tentative recovery plan of amounts paid through December 31, 2008. We sent additional requests regarding the transfer of the levy surcharges to our tariffs to ENARGAS on March 9, May 29, and July 13, 2009.

            On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 2,155/09. This file remains under review.

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

          These payments are reflected under the heading "Other non current receivables" in our consolidated balance sheets at December 31, 2009 and 2008 in amounts totaling Ps. 74.1 million and Ps. 65.8 million, respectively, which relates to this case as well as payments corresponding to levies by the GCBA, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela. As stated above, our argument is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs.

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

                Removal of the meter from the locations of customers that owed us less than Ps. 1 thousand.

          AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, we appealed the AFIP's determination to the Tax Court. Likewise, In addition to this, AFIP levied attachments on some of our fixed assets. As of December 31, 2008, the residual accounting value amounted to Ps. 16.2 million.

          Subsequently, on December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No. 136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to decide whether multiple insignificant defaulted payments should be aggregated and allowed to be deducted as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. General Resolution No. 1,457 of AFIP was published on March 7, 2003, establishing the threshold amount as Ps. 1.5 thousand and on June 18, 2004, General Resolution No. 1,693 increased that amount to Ps. 5 thousand.

          On February 16, 2007, Division C of the Prosecuting Court notified us of its sentence from December 7, 2006, by which the Court accepted the removal of gas meters from delayed customers as an indicator of the impossibility to collect outstanding amounts due and rejected the indicator related to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to us. AFIP desisted the appellation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers that owed us less than Ps. 1 thousand.

          The Prosecuting Court ordered that AFIP perform a reassessment of income taxes and compensatory interests in accordance with the established criteria. On August 8, 2007 AFIP notified us of the reassessment. Such reassessment did not consider AFIP General Instruction No. 2/07, issued on March 15, 2007, which allows the deduction of credits of up to Ps. 1.5 thousand by non-competitive markets' utilities companies. We submitted different filings before the Prosecuting Court to request a new reassessment considering the abovementioned General Instruction. As of the date of this annual report, the Prosecuting Court has not issued a decision in this matter. Once the reassessment becomes definitive, the parties may appeal before the Court of Appeals within the period ascribed for such actions. However, the process to appeal requires us to pay the claimed taxes, which would be reimbursed to us upon a favourable judicial decision. Consequently, to cover this contingency, we maintain a provision for an estimated amount of Ps. 6.2 million until the definitive reassessment will be issued by the AFIP.

          As of the date of this annual report, the Prosecuting Court had not issued a decision. Therefore, on March 6, 2009, MetroGAS's Board of Directors decided to issue a payment plan pursuant to Law No. 26,476. Such payment plan was entered into on April 27, 2009 and consists of 120 equal payments totalling Ps. 1.6 million in the aggregate plus an annual interest of 9%. In April 2009, MetroGAS was recorded as a debt amount of Ps. 1.5 million relating to this payment plan.

          Turnover tax (Province of Buenos Aires) - Rate increase & differences in the assessment of the taxable base

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

          On September 27, 2006, the Comisión Federal de Impuestos (Federal Tax Commission), through Resolution No. 112/2006, ratified the criterion followed by us and rejected a motion of revision filed by the Province of Buenos Aires that analyzes a situation identical to ours. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision to be decided by the Federal Supreme Court of Justice. That extraordinary motion was granted and, as of the date of this annual report, remains pending decision by the Federal Supreme Court of Justice.

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

          As of December 31, 2009, we maintained an allowance of Ps. 7.0 million to cover the contingency related to the difference in the determination of the income and expenses rate.

          Government of the City of Buenos Aires - Works on public roadways

          On January 25, 2008, pursuant to Law No. 2,634 and Regulation Decree No. 238/2008 published on March 28, 2008, the City of Buenos Aires created a new regime for regulating public roadways. The regime specifies charges required to be paid for works in public spaces and sets forth that closing works must be made by GCBA. Since November 1, 2009, the GCBA once again modified the procedure to repair sidewalks and stated that those companies which made holes in sidewalks have to repair them.

          The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. As of December 31, 2009, the Company is dismissing these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2009, the Company has registered an allowance of Ps. 0.8 million related to these charges.

          Rates and charges

          Through Resolution No. 2,778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. The total amount demanded by ENARGAS amounted to Ps. 21.3 million, including interests and fines, which was recorded as a provision as of December 31, 2009.

          Interpretation disagreements with the regulatory authority

          As of the date of this annual report, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2009, the Company has registered an allowance of Ps. 22.7 million related to the effects of these disagreements.

          Executory proceedings

        As of the date of this annual report, there are no outstanding executory proceedings started by holders of Negotiable Bonds.

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

        We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2009.

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

        Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least US$ 75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract.

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

      Significant Changes

    The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

    Following our filing for voluntary reorganization, on June 17, 2010, ENARGAS issued Resolution No. I-1260 and appointed for the next 120 days Antonio Gómez as MetroGAS' interventor. The resolution states that the interventor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, which supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets.

    Additionally, on June 17, 2010, we received a notice from the NYSE that our ADRs had been suspended from trading on the NYSE and will be delisted in due course as a result of the reorganization filing.

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
	High	Low

2005:	6.18	4.00
2006:	4.42	3.20
2007:	6.20	3.70
2008:	4.62	0.90
2009	2.68	1.09

2008:
First Quarter	4.62	2.90
Second Quarter	4.47	3.11
Third Quarter	4.23	3.40
Fourth Quarter	3.90	0.90

2009:
First Quarter	1.90	1.09
Second Quarter	1.90	1.20
Third Quarter	2.55	1.49
Fourth Quarter	2.68	1.63

Recent Six Months
January 2010	2.50	2.09
February 2010	2.14	1.84
March 2010	2.07	1.88
April 2010	2.22	1.91
May 2010	2.20	1.57
Between June 1 and 17, 2010(*)	1.88	1.50

          Notes:

          (*) On June 17, 2010, we received a notice from the NYSE that our ADRs had been suspended from trading on the NYSE and will be delisted in due course as a result of our filing for voluntary reorganization. See Item 3: "Key information-Risk Factors-Risk Factor Relating to Us-Our ADSs have been suspended from trading on and will be delisted from the New York Stock Exchange."

          On December 31, 2009, the last reported sales price of the ADSs on the New York Stock Exchange was US$ 2.17. On December 31, 2009, there were approximately 1,346,345 ADSs outstanding and approximately 29 holders of ADSs. Such ADSs represented approximately 5.7% of the total number of issued and outstanding Class B Shares as of December 31, 2009.

          Class B Shares

      The Class B Shares are listed on the BCBA under the trading symbol "METR." The Class B Shares began trading on the BCBA on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the BCBA:
	High	Low

2005:	1.74	1.19
2006:	1.41	0.99
2007:	1.89	1.24
2008:	1.42	0.43
2009:	0.97	0.44

2008:
First Quarter	1.41	1.01
Second Quarter	1.42	1.02
Third Quarter	1.26	1.02
Fourth Quarter	1.24	0.43

2009:
First Quarter	0.56	0.44
Second Quarter	0.66	0.48
Third Quarter	0.95	0.61
Fourth Quarter	0.97	0.65

Recent Six Months
January 2010	0.92	0.81
February 2010	0.80	0.72
March 2010	0.79	0.73
April 2010	0.82	0.77
May 2010	0.80	0.65
June 2010	0.70	0.60

      On December 31, 2009, the last reported sale price of the Class B Shares on the BCBA was Ps. 0.88 per share. On December 31, 2009, there were approximately 1,237 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets

        The Argentine Securities Market

        There are eleven securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the BCBA, founded in 1854. Total trading volume in the equity securities of Argentine companies as of December 31, 2009 was approximately US$ 3.4 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2009, the market capitalization of shares of the 101 companies (excluding mutual funds) listed on the BCBA was approximately US$ 575.0 billion compared to US$ 357.3 billion on December 31, 2008. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange.

        Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electronico S.A., or the "MAE" or by the "OTC Market," an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the BCBA. Pursuant to an agreement between the BCBA and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA and trading in Argentine Government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the BCBA and the MAE. The agreement does not extend to other Argentine exchanges.

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

        The Buenos Aires Stock Market

        The Buenos Aires Stock Market, which is affiliated with the BCBA, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 133 shareholders are the only individuals and entities authorized to trade in the securities listed on the BCBA. The BCBA is a self-regulated, non-profit civil association representing all sectors of Argentina's economy. The most important index of the stock market is the MERVAL (MERcado de VALores, "stock market").

        Trading on the BCBA is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the BCBA is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. each business day of the year.

        In order to control price volatility on the BCBA, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 15 minutes when changes in the price of such issuer's shares registers a variation on its price between 10% and 15% and between 15% and 20%. After a 20% variation, if the price of such issuer's shares variates an additional 5% in the same day, the deal will result in additional 10-minute, successive suspension periods. Trading in such shares resumes the next trading day.

        Certain information regarding the Argentine securities market is set forth in the table below:
	2009	2008	2007	2006	2005

Market capitalization (US$ billions)	575.0	357.3	563.0	401.5	254.4
Annual volume (US $ millions)	3,453	6,871	6,699	4,920	6,204
Average daily trading volume (US$ millions)	14.3	28.0	28.5	21.4	24.6
Number of listed companies	101	104	102	96	95

        Source: BCBA.

        The New York Stock Market

      The New York Stock Exchange traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE's unwavering commitment to investors and issuers. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world' s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system, and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms, create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. EST each business day of the year.

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

      On January 29, 2009, NYSE Euronext and BIDS Holdings, L.P., launched a joint venture, the New York Block Exchange ("NYBX"), an innovative new platform designed to maximize access to liquidity and improve execution quality in the U.S. equity block trading market. Institutional investors and other market participants can execute block trades on NYBX, the first venue of its kind to allow non-displayed liquidity to anonymously access both the displayed and reserve liquidity of the NYSE order book, creating an innovative platform to re-aggregate blocks of stock. BIDS Holdings and the NYSE Euronext each have a 50% ownership stake in NYBX.

      On November 12, 2009, NYSE Euronext established its commission on corporate governance to address U.S. corporate governance and the overall proxy process.  Consistent with the NYSE's role as a leading advocate on governance issues, the commission brings together leading experts and representatives from public companies, institutional and individual investors, broker/dealers and other advisors.

      Selling Shareholders

      Not Applicable.

      Dilution

      Not Applicable.

      Expenses of the Issue

    Not Applicable.

    ADDITIONAL INFORMATION

      Share Capital

      As of the date of this annual report, our capital stock amounted to Ps. 569,171,208, all of which is fully subscribed, registered and paid-in.

      Our shares are comprised of three classes of common stock par value $1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C shares representing 10% of our capital stock. See Item 9: "-Memorandum and Articles of Association-Corporate Governance."

        Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps. 1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2009	569,171

      On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 18, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims.

      If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of the ENARGAS.

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

            Board of Directors

            The current Board of Directors is made up of eleven directors and five alternate directors. Members of the Board of Directors are appointed by the annual ordinary meeting of shareholders and are elected for a period of one to three fiscal years, at the end of which they may be re-elected or replaced.

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

            Certain Powers of the Board of Directors

        Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under Section 1881 of the Civil Code and Section 9 of Decree No. 5,965/1963 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

      Material Contracts

      Not applicable.

      Exchange Controls

Fluctuations in the exchange rate between Pesos and U.S. Dollars could affect (i) our ability to meet our foreign currency obligations, (ii) the Peso price of our Class B Shares on the BCBA, and (iii) the market price of our ADSs. Currency fluctuations will also affect the U.S. Dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in Pesos on the underlying Class B Shares.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and, furthermore, in March 1991 exchange controls were eliminated. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine Government announced an economic reform plan known as the Convertibility Plan, which included the Convertibility Law. Since April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars at a 1 to 1 rate. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociacion Latinoamericana de Integracion, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

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

On January 6, 2002, the Public Emergency Law (i) repealed the Ps.  l to US$ 1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

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

Beginning on September 3, 2002, the proceeds of foreign loans (including bond issuances, credit facilities, repos, etc.) must be brought into the local market, exchanged for Pesos and credited to a local bank account within a certain timeframe established by the regulations from time to time. Currently, such term is set in 365 days following disbursement for financial loans and generally, 30 days from disbursement in the case of export financings.

In addition, beginning on June 30, 2003, all purchases and sales of foreign currency, as well as transfers to and from the local market, must be registered with the Central Bank.

Furthermore, the regulations establish that principal under financial loans may not be repaid (irrespective of the form of cancellation or of whether access to the foreign exchange market is necessary or not) prior to the expiration of a 365-day term counted as from the conversion to Pesos and deposit in a local bank account of the financing proceeds or the date of the last renovation or refinancing. Foreign trade financings and publicly traded and listed notes are exempted from this minimum maturity requirement.

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

    Repay principal at maturity (or 30 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for Pesos, and the minimum maturity term described above is complied) without prior Central Bank authorization. The prepayment of principal more than 30 days in advance is subject to the following conditions: (i) if the prepayment is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount (according to the formula provided by the Central Bank), and (ii) if the payment is totally or partially financed with new indebtedness or the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the indebtedness and the payment in cash, shall not result in an increase of the present value of the whole debt (according to the formula provided by the Central Bank).

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

Moreover, pursuant to Decree No. 616/05, unless expressly exempted, foreign financial loans granted to local residents and other transfers of funds made by non-Argentine residents are subject to a 365-day dollar-denominated, non-interest bearing and non-transferable US dollar deposit to be created over 30% of the amounts transferred in a local bank. Exceptions include, among others, and subject to compliance with certain requirements, financial loans with a minimum average life of two years applied to the purchase of fixed assets and inventories. Also, the primary issuance (if seen from the issuer's standpoint) or the primary subscription (if seen from the investor's standpoint) of publicly traded and listed shares and/or debt securities is not subject to the 30% mandatory deposit.

Additionally, the repatriation abroad of funds and investments held or received locally by non-Argentine residents is subject to specific rules. Generally, the repatriation of direct investments (equity investments for at least 10% of the company's capital stock) is subject to the investor evidencing that it has maintained its investment for at least 365-days. In the case of portfolio investments (including, inter alia, equity investments for less than 10% of the company's capital stock, investments in mutual funds, credit portfolios, locally payable bonds in Pesos, etc.) in addition to evidencing the minimum permanency term, the investor shall be required to evidence that it transferred to Argentina the funds required to make the investments. Moreover, in the case of portfolio investments, repatriation is limited to US$  500,000 per month. Certain additional requirements exist. In both cases, in the event the foreign investor is domiciled or organized in a jurisdiction of null or low taxation (in accordance with Argentine law), the repatriation of its portfolio or direct investments shall be subject to the prior authorization of the Central Bank.

For a complete description of the current foreign exchange controls, investors should seek advice from their legal advisors and review the regulations issued by the Central Bank, Decree No. 616/05 and the Foreign Exchange Criminal Law No. 19,359, as amended and supplemented from time to time. The text of the same is available at the legislative information websites of the Ministry of Economy and Public Finances (www.infoleg.gov.ar) or of the Central Bank (www.bcra.gov.ar).

      Taxation

      General

      The following is a summary of the material Argentine and U.S. federal income tax matters that may be relevant to the acquisition, ownership and disposition of our ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or Class B Shares.

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

      Shares issued by corporations in other jurisdictions are deemed to be located in the Province of Buenos Aires if (a) they are located in the Province of Buenos Aires at the time of the transfer or (b) they have assets in the Province of Buenos Aires.  In the case of a corporation that is not located in the Province of Buenos Aires at the time of transfer or one that has assets in the Province of Buenos Aires, shares of such corporation are subject to tax in the same ratio as the assets located in the Province of Buenos Aires bear to the total assets of the non-resident corporation.

      There is a standard deduction from the tax base of Ps. 3 million, after which all amounts will be subject to the tax, at rates ranging from 5% to 10.5%, depending on the value of the assets transferred and the closeness of the connection between transferor and transferee.

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

      United States Federal Income Tax Considerations

      The following summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of ADSs or Class B Shares provides general information only, and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a holder of ADSs or Class B Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations ("Treasury Regulations") promulgated thereunder, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of purchasing, holding or disposing of ADSs or Class B Shares or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold ADSs or Class B Shares.

      It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of the total combined voting power of our shares, persons liable for the alternative minimum tax, financial institutions, persons holding ADSs or Class B Shares as part of a hedge, straddle, synthetic security, constructive sale or other integrated investment, or U.S. Holders (as defined below) whose functional currency for U.S. federal tax purposes is other than the U.S. Dollar. This summary is limited to investors who hold ADSs or Class B Shares as capital assets (generally for investment purposes).

      For purposes of the following discussion, "U.S. Holder" means a beneficial owner of ADSs or Class B Shares that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States; a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income taxation without regard to the source of its income; or a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person. As used herein, a "non-U.S. Holder" is a holder of ADSs or Class B Shares who is a beneficial owner of such ADSs or Class B Shares but who is neither a U.S. Holder nor a partnership.

      If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or Class B Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of ADSs or Class B Shares that is a partnership and partners in such partnership should consult their own independent tax advisors.

      For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the Class B Shares represented by the ADS. Deposits and withdrawals of Class B Shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

      Distributions

      U.S. Holders

      Subject to the discussion below under "-Passive Foreign Investment Company Considerations," distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares, to the extent paid out of our current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes ("earnings and profits"). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate for certain U.S. Holders as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs or Class B Shares and thereafter as either long-term or short-term capital gain (depending on whether the U.S. Holder has held ADSs or Class B Shares, as applicable, for more than one year as of the time such distribution is actually or constructively received).

      A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Argentine income taxes withheld on dividends received with respect to ADSs or Class B Shares. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such Argentine income taxes, provided that the U.S. Holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. Dividends received with respect to the ADSs or Class B Shares generally will be treated as foreign source income and generally will constitute "passive category income" for U.S. foreign tax credit limitation purposes for most U.S. Holders. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits under their particular circumstances.

      U.S. Holders should be aware that the U.S. Treasury Department has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the discussion above regarding the ability to credit Argentine withholding taxes on dividends and the availability of the reduced rate for dividends received by certain non-corporate holders below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. Holders (including individuals) in a taxable year beginning on or before December 31, 2010 with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC." The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a U.S. exchange. The potential application of the PFIC rules to our ADSs and Class B Shares is further discussed below. You should consult your own independent tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

      In the case of dividends made in Pesos, the amount includible in the income of a U.S. Holder as a dividend will be calculated with reference to the U.S. Dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date of receipt by the Depositary, in the case of ADSs, or the U.S. Holders, in the case of the Class B Shares, regardless of whether the payment is in fact converted into U.S. Dollars on such date. A U.S. Holder will have a tax basis in such Pesos equal to the U.S. Dollar value included in gross income. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the subsequent conversion of Pesos into U.S. Dollars will be U.S. source ordinary income or loss to such U.S. Holder. If dividends paid in Pesos are converted in U.S. Dollars on the day the U.S. Holder or the Depositary, as the case may be, receives such dividends, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. Holders should consult their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Pesos received by them or the Depositary are not converted into U.S. Dollars on the date of receipt.

      Non-U.S. Holders

      Subject to the discussion below under "-Backup Withholding and Information Reporting," a non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received with respect to ADSs or Class B Shares that are treated as dividend income for U.S. federal income tax purposes, so long as such distributions are not effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder (or, if an applicable income tax treaty requires, are not attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder). A non-U.S. Holder generally will also not be subject to U.S. federal income tax or withholding tax on distributions received on ADSs or Class B Shares that are treated as capital gains for U.S. federal income tax purposes unless such non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale of ADSs or Class B Shares as discussed below.

      Sale, Exchange or Other Taxable Disposition of ADSs or Class B Shares

      U.S. Holders

      In general, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADSs or Class B Shares generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition (without reduction for any Argentine taxes) and the U.S. Holder's adjusted tax basis in the ADSs or Class B Shares. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if, at the time of sale, exchange or other taxable disposition, the U.S. Holder held the ADSs or Class B Shares for more than one year. Under current law, capital gains of certain non-corporate U.S. Holders (including individuals) from the sale, exchange or other taxable disposition of ADSs or Class B Shares held more than one year may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations under the Code.

      A U.S. Holder who purchases Class B Shares denominated in Pesos will have an initial tax basis in the Class B Shares equal to the U.S. Dollar value of the Pesos denominated purchase price determined on the date of purchase. If the Class B Shares are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. Dollar value of the cost of such Class B Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. With respect to the sale, exchange or other taxable disposition of Class B Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Class B Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

      If Argentine income tax is withheld on the sale, exchange or other taxable disposition of ADSs or Class B Shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Argentine income tax withheld. Any gain and loss recognized by a U.S. Holder in respect of the sale, exchange or other taxable disposition of ADSs or Class B Shares generally will be treated as derived from U.S. sources for foreign tax credit purposes. Consequently, in the case of a gain from the disposition of ADSs or Class B Shares that is subject to Argentine income tax (see "-Argentine Taxes-Income Taxation"), the U.S. Holder may not be able to benefit from the foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Argentine income tax, provided that the U.S. Holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

      Non-U.S. Holders

      Subject to the discussion below under "-Backup Withholding and Information Reporting," a non-U.S. Holder of ADSs or Class B Shares will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or other taxable disposition of ADSs or Class B Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder) or (ii) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. If the first exception (i) applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. Holders, as described above. In addition, in the case of (i), if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. If the second exception (ii) applies, the non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources.

      Passive Foreign Investment Company Considerations

      Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (1) 75% or more of its gross income consists of "passive income" or (2) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions, other than certain active business gains from the sale of commodities. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

      Based on current estimates of our income and assets, we do not believe that we were classified as a PFIC for U.S. federal income tax purposes for our most recently-ended taxable year, or will be classified for our current taxable year (although the determination cannot be made until the end of such year) and we do not expect that we would become a PFIC in the future, based on our current business plans. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules.

      If, contrary to the discussion above, we are or become a PFIC for any taxable year during which a U.S. Holder owns the ADSs or Class B Shares, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to ADSs or Class B Shares, as described below, any gain realized on a sale, exchange or other taxable disposition of ADSs or Class B Shares and certain "excess distributions" (generally distributions during a taxable year in excess of 125% of the average annual distribution received over a three-year period or shorter holding period for ADSs or Class B Shares) would be treated as realized ratably over the U.S. Holder's holding period, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

      If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a "lower-tier PFIC"), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that lower-tier PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its ADSs or Class B Shares.

      A U.S. Holder of stock in a PFIC may make a "mark-to-market" election, provided the PFIC stock is "marketable stock" as defined under applicable Treasury Regulations (i.e. "regularly traded" on a "qualified exchange or other market"). A "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934 (such as the New York Stock Exchange). PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure U.S. Holders that our ADSs or Class B Shares will be treated as "marketable stock" for any taxable year.

      If an effective mark-to-market election is made, an electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and such holder's adjusted tax basis, and (ii) deduct as an ordinary loss the excess, if any, of such holder's adjusted tax basis in the PFIC stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in gross income as a result of the mark-to-market election. Any gain or loss on an actual sale of ADSs or Class B Shares would be ordinary gain or loss, except any loss in excess of previously included mark-to-market income not offset by previously deducted decreases in value would be a capital loss. A U.S. Holder's tax basis in the ADSs or Class B Shares would increase or decrease by the amount of the gain or loss taken into account under the mark-to-market regime. Although a U.S. Holder may be eligible to make a mark-to-market election with respect to its ADSs or Class B Shares, no such election may be made with respect to the stock of any lower-tier PFIC that such U.S. Holder is treated as owning, because such lower-tier PFIC stock may not be considered to be regularly traded on a qualified exchange or other market. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of ADSs or Class B Shares. The mark-to-market election is made with respect to marketable stock in a PFIC on a stockholder-by stockholder basis and, once made, can only be revoked with the consent of the IRS. Special rules would apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns stock of a PFIC.

      A U.S. Holder who owns ADSs or Class B Shares during any taxable year during which we are treated as a PFIC may be required to file IRS Form 8621, reporting any distributions received and gains realized with respect to each PFIC (including lower-tier PFICs) in which the U.S. Holder holds a direct or indirect interest. If we are deemed to be a PFIC for a taxable year, dividends on ADSs and Class B Shares would not constitute "qualified dividend income" subject to preferential rates of U.S. federal income tax, as discussed above. U.S. Holders should also be aware that recently enacted legislation would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination.

      U.S. Holders should consult their own independent tax advisors regarding the potential application of the PFIC rules to their ownership of the ADSs or Class B Shares, the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year and the application of the recently enacted legislation to their particular situation.

      Backup Withholding and Information Reporting

      Dividends paid on, and proceeds from the sale, exchange or other taxable disposition of, ADSs or Class B Shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28.0%) unless the U.S. Holder (i) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred or (ii) is a corporation or other exempt recipient. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

      Non-U.S. Holders generally will not be subject to information reporting and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish their eligibility for such exemption.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF CLASS B SHARES OR ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF ADSs or CLASS B SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

      Dividends and Paying Agents

      See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy."

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

      Anyone may request a copy of these filings by writing to Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina, attention: Investor Relations Office or calling us at (54)(11) 4309-1381.

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

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to US$ 1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps. 424.9 million at December 31, 2001 before adjustment for inflation. At December 31, 2009, 2008 and 2007, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps.  920.6 million, Ps. 815.3 million and Ps. 736.8 million, respectively.

    Our foreign exchange net loss during 2009, 2008 and 2007 were Ps. 85.3 million, Ps. 66.7 million and Ps. 31.9 million, respectively.

    The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2009 that may be sensitive to changes in interest rates and foreign exchange:
				Expected Maturity Date(6)
	2009	Interest Rate	Fair Value	Past Due	2010	2011	2012	2013	2014	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations US$
	80,121	-	36,856	-	80,121	-	-	-	-	-
Interest payable	88	-	-	88	-	-	-	-	-	-
Current financial debt	80,209

Series 1 (4)	721,092	8%(1)	331,702	-	-	160,243	160,243	200,303	200,303	-
Series 2 Class A (5)	23,768	5%(2)	10,933	-	-	-	7,923	7,923	7,923	-
Present value discount	(29,319)	-	-	-	-	-	-	-	-	-
Non current financial debt	715,541
Total Negotiable Obligations US$	795,750
Negotiable Obligations Euros
Series B	1,653	7.375%	Hold out debt due 2002	1,653	-	-	-	-	-	-
Interest payable	884	-		884	-	-	-	-	-	-
Current financial debt	2,537

Series 2 Class B (5)	142,162	3.8%(3)	65,395	-	-	-	47,387	47,387	47,387	-
Present value discount	(19,846)	-	-	-	-	-	-	-	-	-
Non current financial debt	122,316
Total Negotiable Obligations Euros	124,853

Total Negotiable Obligations	920,603

Total current financial Debt	82,746
Total Non current financial debt	837,857

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

    (6) On June 17, 2010, we filed a petition for voluntary reorganization (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Debt Securities

      Not Applicable.

      Warrants and Rights

      Not Applicable.

      Other Securities

      Not Applicable.

      American Depositary Receipts

Fees and Charges of ADS Holders

Our Depositary is the Bank of New York Mellon (or, the "Depositary"). The Depositary collects its fees for delivery and surrender of ADSs directly from (i) investors depositing shares or surrendering ADSs for the purpose of withdrawal or (ii) intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by (i) deducting from cash distributions, (ii) directly billing investors or (iii) charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-generating services until after its fees for such services have been paid.

Below is a summary of the fees and charges that a holder of ADSs may have to pay, either directly or indirectly:

Category of Service	Associated Fee	Depositary Actions
(a) Deposit or substituting the underlying shares	$0.05 per ADS

Issuance of ADSs, including issuances resulting from deposits in respect of share distributions, rights and other property distributions

Surrender of ADRs for the withdrawal of deposited securities, including such surrendering if the deposit agreement were to terminate

(b) Receiving or distributing dividends	$0.02 per ADS	Any cash distribution (dividends) to registered holders of ADSs
(c) Selling or Exercising Rights	$0.05 per ADS, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	Distribution or sale of securities
(d) Transferring and/or Registering an underlying security	Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when shares have been deposited or withdrawn
(e) Expenses of the Depositary	Expenses payable at the sole discretion of the Depositary.

Expenses incurred on behalf of holders in connection with:

i) Stock transfer or other taxes and other governmental charges.

ii) Cable, telex and facsimile transmission and delivery.

iii) Expenses of Depositary in connection with the conversion of foreign currency into US dollars

iv) Such fees and expenses as are incurred by the Depositary in delivery of deposited securities or otherwise in connection with the Depositary's or its custodian's compliance with applicable law, rule or regulation.

Fees and other Payments Made by the Depositary

The Depositary has agreed to reimburse or pay, on behalf of MetroGAS, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal fees and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2009 and reimbursed us in the amount totaling US$ 38,000, such amount is not related to the fees collected by the Depositary from our ADS holders.

    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness.

    On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of US$ 93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, US$ 130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and US$ 50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the "Solicitations"). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to US$ 299,700,226 (including the equivalent of US$ 23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

    The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/2001 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Last Amendments to Our By-Laws."

    Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least US$ 75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract. See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy."

    CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        Our management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that as of December 31, 2009, our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required.

        Management's Annual Report on Internal Control over Financial Reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

        The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Price Waterhouse & Co. S.R.L., (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina, an independent registered public accounting firm, as stated in their report which is included herein. See Item 18: "Financial Statements-Report of the Independent Registered Public Accounting Firm."

        Attestation Report of the Registered Public Accounting Firm

        Reference is made to the report of Price Waterhouse & Co. S.R.L., (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina which is included in our financial statements herein. See Item 18: "Financial Statements-Report of the Independent Registered Public Accounting Firm."

        Changes in Internal Control

    There have been no changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2009, that have materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

    [Reserved]

    ITEM 16A. Audit Committee Financial Expert

    Our Board of Directors has determined that Héctor Caram, a member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert," as defined by the SEC.

    See Item 6: "Directors, Senior Management and Employees-Directors and Senior Management-Audit Committee."

    ITEM 16B. Code of Ethics

    We currently have a code of ethics which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions that complies with the requirements of U.S. and Argentine law. Our Code of Ethics is available on our website at www.metrogas.com.ar.

    ITEM 16C. Principal Accountant Fees and Services

    PwC acted as our independent registered public accounting firm for the years 2009 and 2008. The table below sets forth the fees for services performed by PwC, an independent registered public accounting firm for the years 2009 and 2008 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2009	2008
	(in Pesos)
Audit Fees	1,036,928	754,610
Audit-Related Fees	142,600	179,000
Tax Fees	154,520	76,110
All Other Fees	0	0
Total	1,334,048	1,009,720

        Audit Fees

        Audit fees are fees agreed upon with PwC for the years 2009 and 2008 (including related expenses) for the audit of our annual consolidated financial statements, for the audit of internal control over financial reporting and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

        Audit-Related Fees

        Audit-related fees in 2009 and 2008 include fees related to attestations derived from requirements of ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.).

        Tax Fees

        Tax fees in 2009 and 2008 were related to services agreed-upon for tax compliance.

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

            Permitted Services

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

              Reporting Duties: upon the implementation of this policy, PwC or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to PwC or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

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

        All Other Fees

  None.

  ITEM 16D. Exemptions from the Listing Standards for Audit Committees

  Not applicable.

  ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  Not applicable.

  ITEM 16F. Change in Registrant's Certifying Accountant

  Not applicable.

  ITEM 16G. Corporate Governance

  Since November 17, 2004, our Class B Shares have been listed on the BCBA and we follow their corporate governance practices. Our American Depository Shares have been listed on the NYSE since November 17, 2004 and therefore we must follow certain of their corporate governance guidelines as well. Under NYSE corporate governance requirements, we are required to disclose any significant ways in which the BCBA's corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE rules. See Item 10: "Additional Information-NYSE Corporate Governance" for more detail on these material differences.

    FINANCIAL STATEMENTS

    Not Applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-75.

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

Date: July 14, 2010

METROGAS S.A.

Ps.: Argentine Pesos

US$: U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of MetroGAS S.A. and its subsidiary at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2009).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2, the uncertainties related to the suspension of the original regime for tariff adjustments and the Company's petition for voluntary reorganization in an Argentine court on June 17, 2010 raise substantial doubt about the Company's ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

Buenos Aires, Argentina

July 14, 2010

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2009	2008
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	63,562	53,106
Investments (Note 5 b))	65,094	369
Trade receivables, net (Note 5 c))	168,455	174,162
Other receivables (Note 5 d))	14,374	14,410
Inventories, net (Note 5 e))	3,834	3,766
Total current assets	315,319	245,813

NON - CURRENT ASSETS
Other receivables (Note 5 f))	221,986	191,558
Fixed assets, net (Note 5 g))	1,688,430	1,661,201
Total non - current assets	1,910,416	1,852,759
Total assets	2,225,735	2,098,572

LIABILITIES
CURRENT LIABILITIES

Accounts payable (Note 5 h))	238,050	160,321
Financial debt (Note 5 i))	82,777	2,202
Payroll and social security payable	23,052	18,310
Taxes payable (Note 5 j))	56,219	38,957
Other liabilities	8,080	6,311
Contingencies provision (Note 21 d))	70,776	62,343
Total current liabilities	478,954	288,444

NON - CURRENT LIABILITIES
Financial debt (Note 5 k))	837,857	813,125
Taxes payable	9,977	20,012
Total non - current liabilities	847,834	833,137
Total liabilities	1,326,788	1,121,581
MINORITY INTEREST	1,346	1,048
SHAREHOLDERS' EQUITY (as per related statement)	897,601	975,943
Total	2,225,735	2,098,572

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2009	2008	2007

Sales (Note 5 l))	1,074,227	901,564	955,853
Operating cost (Note 21 c))	(769,584)	(612,953)	(671,782)
Gross profit	304,643	288,611	284,071

Administrative expenses (Note 21 b))	(97,659)	(83,037)	(81,918)
Selling expenses (Note 21 b))	(112,898)	(88,336)	(79,429)
Operating income	94,086	117,238	122,724

Financing and holding results generated by assets
Holding results	2,779	744	454
Result on present-valuing long term other receivables	(1,482)	3,558	(12,166)
Interest on commercial operations	9,531	6,956	6,020
Interest on financial operations	1,733	6,611	2,921
Exchange (loss) gain on commercial operation	(747)	2,276	301
Exchange gain (loss) on financial operation	2,263	427	(184)

Financing and holding results generated by liabilities
Holding results	-	-	1,193
Interest on commercial operations	316	(452)	(101)
Interest on financial operations	(69,717)	(59,184)	(58,168)
Result on present-valuing long term financial debt	(18,524)	(16,247)	(15,866)
Exchange loss on commercial operations	(1,859)	(980)	(361)
Exchange loss on financial operations	(87,610)	(67,145)	(31,696)
Others	(7,469)	(6,708)	(6,649)

Other income, net	8,048	1,408	3,157
Minority interest	(298)	(245)	(346)
(Loss) income before income tax	(68,950)	(11,743)	11,233
Income tax (Note 3.6.i)	(9,392)	(1,806)	4,554
Net (loss) income for the year	(78,342)	(13,549)	15,787

(Loss) income per share (Notes 3.7 and 19 b))	(0.14)	(0.02)	0.03

(Loss) income per ADS (Notes 3.7 and 19 b))	(1.38)	(0.24)	0.28

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2009	2008	2007
Cash flows from operating activities
Net (loss) income for the year	(78,342)	(13,549)	15,787
Financial debt interest expense accrued during the year	69,717	59,184	58,168
Income tax accrued during the year	9,392	1,806	(4,554)

Adjustments to reconcile net income to cash flows provided by operating activities
Minority interest	298	245	346
Depreciation of fixed assets	71,331	69,168	71,800
Net book value of fixed assets written off	(243)	1,271	983
Allowance for doubtful accounts	8,174	1,259	2,285
Allowance for inventory obsolescence	167	140	725
Allowance for disposal of fixed assets	7,439	5,767	11,280
Contingencies provision	10,445	12,702	11,397
Materials consumed	8,009	2,728	1,732
Holding results generated by liabilities	-	-	(1,193)
Exchange loss on financial operations	87,610	67,145	31,696
Result on present-valuing long term financial debt	18,524	16,247	15,866
Result on present-valuing long term other receivables	1,482	(3,558)	12,166

Changes in assets and liabilities
Trade receivables	(2,467)	(26,497)	(19,938)
Other receivables	(26,923)	(20,873)	(18,927)
Inventories	(8,244)	(3,369)	(2,756)
Accounts payable	77,729	17,294	(37,281)
Payroll and social security payable	4,742	4,817	1,956
Taxes payable	(1,565)	(8,073)	(24,895)
Other liabilities	1,768	(1,120)	2,277
Contingencies	(401)	(744)	(3,690)
Minimum presumed income tax paid during the year	(7,162)	(9,606)	(6,896)
Net cash provided by operating activities	251,480	172,384	118,334

Cash flows used in investing activities
Purchase of fixed assets	(105,756)	(84,169)	(62,944)
Net cash used in investing activities	(105,756)	(84,169)	(62,944)

Cash flows used in financing activities
Bank overdraft	31	416	-
Payment of loans	-	(3,260)	(36,158)
Interest paid	(70,574)	(61,212)	(62,549)
Net cash used in financing activities	(70,543)	(64,056)	(98,707)

Increase (decrease) in cash and cash equivalents	75,181	24,159	(43,317)
Cash and cash equivalents at the beginning of the year	53,475	29,316	72,633
Cash and cash equivalents at the end of the year (1)	128,656	53,475	29,316

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

(1) Includes Ps. 54,106 thousands as of December 31, 2009 and Ps. 27,087 thousands as of December 31, 2008 related to cash deposited in the trust funds in January 2010 and January 2009, respectively.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In thousands of Argentine Pesos unless otherwise indicated)

	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPRIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2006	569,171	684,769	45,376	(325,611)	973,705

Net income for the year	-	-	-	15,787	15,787

Balance as of December 31, 2007	569,171	684,769	45,376	(309,824)	989,492

Net loss for the year	-	-	-	(13,549)	(13,549)

Balance as of December 31, 2008	569,171	684,769	45,376	(323,373)	975,943

Net loss for the year	-	-	-	(78,342)	(78,342)

Balance as of December 31, 2009	569,171	684,769	45,376	(401,715)	897,601

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the City of Buenos Aires and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from December 28, 1992 (the "Takeover Date"). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the common stock of the Company; 20% of the Company's common stock, which was originally owned by the Argentine Government, was offered to the public as described in Note 11. The remaining 10% is owned by the Programa de Propiedad Participada (Employee Stock Ownership Plan, or "PPP") (Note 14).

As further described in Note 2, Note 9 and Note 15, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS

Since December 2001, the Government has adopted a number of measures in order to alleviate the crisis the country was undergoing, which implied a deep change in the economic model effective so far. The most important measures passed have been: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

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

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of the Company's tariff renegotiation with the Government is described in Note 9. Notably and despite the Company's ongoing effort to renegotiate, MetroGAS' distribution tariff has not been adjusted in over ten years in a way that corresponds to its distribution margin.

After various rounds of negotiation, the Company did sign a transition agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by its shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as of September 2008). Please see Note 9.3 herein for further details on the Transition Agreement.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement.

On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-Secretary of Coordination and Management Control of the MPFIPS for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 6, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. As of the date of issuance of these financial statements, there has been no action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules.

Consequently, as of December 31, 2009, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is worth mentioning that, even if ENARGAS issued a resolution containing the new tariff schedules applicable to MetroGAS, MetroGAS has not signed a renegotiation agreement with the National Government. As such, the Company will have to deposit the proposed tariff increase in a specific trust fund that will be destined to infrastructure investments within the MetroGAS area, which investments must be pre-approved by ENARGAS.

Based on these delays, MetroGAS cannot offer any assurance as to when its tariff renegotiations will officially conclude or whether they will have a positive or adverse effect on it. Even if MetroGAS' revised tariff schedules are published, it is possible that such settlement will lead to social unrest, protests by MetroGAS' customers or objections from consumer advocacy organizations or the National Ombudsman, thereby hindering the implementation of any future agreement or the application of new tariffs. Moreover, MetroGAS can offer no assurance that tariff increases would not result in an increase in its overdue receivables, and consequently, its result of operations.

Furthermore, the delays in the tariff adjustments detailed above have caused MetroGAS' financial condition to deteriorate and have affected its capacity to generate the cash flow necessary to maintain normal activities and comply with its indebtedness due in 2010. The Company initiated others measures to preserve cash and enhance its liquidity. These measures included deferring the timing of certain estimated capital expenditures and accounts payable and/or further reducing operating expenses. However, none of these measures enabled the Company reverse its adverse financial conditions. On January 5, 2010, the Board of Directors approved the hiring of Barclays Plc. to act as financial advisors in connection with a refinancing of MetroGAS' outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

The adverse economic and financial conditions that MetroGAS faces as a result of this continued delay in its tariff and license negotiation led to MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. Please see Note 22 herein for further details on this proceeding. This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of MetroGAS' outstanding debt obligations, this default resulted in the automatic acceleration of its outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations.

The Company will comply with the corresponding legal requirements of the voluntary reorganization proceeding and in due time the Company expects to present a proposal to its creditors to renegotiate its outstanding debt obligations according to its available cash flow.

MetroGAS' Annual Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo) described above. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

Argentine GAAP

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, or the "CNV").

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

Transition to IFRS

On December 29, 2009, the CNV issued Resolution No. 562, adopting Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" beginning with fiscal year ended December 31, 2012. In summary, this resolution states that:

• All entities within the public offering regime of Law No. 17,811 are required to apply IFRS, as issued by IASB, when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.

• Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for fiscal years ended December 31, 2010 and 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require the Company to make accounting, financial and operational changes. In this respect, on April 22, 2010, the Board of Directors approved its IFRS implementation plan. MetroGAS also has started to train its staff involved in the IFRS transition and is preparing a comparison between IFRS and Argentine GAAP.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Principles of Consolidation

The consolidated financial statements include the accounts of MetroGAS and its subsidiary over which MetroGAS has effective control. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, the individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2009	2008	2007
MetroENERGÍA S.A. (i)	95%	95%	95%

(a) Percentage of equity interest owned has been rounded.

(i) The Company formed MetroENERGÍA S.A. on April 20, 2005 and commenced operations on May 16, 2005.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

3.4. Presentation of consolidated financial statements in constant Argentine Pesos

The consolidated financial statements have been prepared in constant Argentine Pesos, recognizing the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, the restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2009, 2008 and 2007.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

d) Trade receivables and accounts payable

Certain receivables and payables from the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured at their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the "amortized cost" method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end. Trade receivables also include unbilled accrued services. The Company provides for losses relating to doubtful accounts based on management's evaluation of various factors.

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

Financial debts, which were not included in the financial debt restructuring process, correspond to Negotiable Bonds Series A and B and were valued at face value plus accrued interest at year-end.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables, which were valued on the basis of the best estimation of the sums to be received discounted using the rate that reflects the time value of money and the specific risks of the receivables, Deferred income tax was valued at nominal values.

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

The value of Other receivables does not exceed its respective recoverable value.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

g) Inventories

Warehouse materials were valued at replacement cost at year-end. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at year-end.

h) Fixed assets

Fixed assets received from GdE were valued at their transfer price at the time the license was granted restated for inflation as mentioned in Note 3.4. This original value was allocated among the different categories of items making up the total value based on the work of independent appraisers. Useful lives were assigned based on the remaining service life of the assets at the time of transfer according to type of asset, conservation and renewal/maintenance plans.

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

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2009 and 2008 amounted to Ps. 4,983 and to Ps. 3,399 respectively.

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

i) Income tax

As per Argentine Tax Law, the provisions for income taxes in the Statements of Operations for all periods presented were computed on a separate return basis (i.e., company by company basis). All income tax payments were made by the subsidiary. The Company records income taxes using the method required by TR No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. TR No. 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

The following tables show changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryforward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
Balances as of December 31, 2008	23,279	15,709	21,704	8,478	3	(23,279)	45,894
Movements of the year	(9,811)	5,079	3,592	580	32	23,279	22,751
Balances as of December 31, 2009	13,468	20,788	25,296	9,058	35	-	68,645

Deferred tax liabilities
	Fixed assets	Financial debt	Other	Total
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)
Movements of the year	(383)	4,289	(180)	3,726
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)

Deferred income tax assets generated by the tax loss carryforward recorded by the Company amount to Ps. 13,468 and Ps. 23,279 at the end and the beginning of the year, respectively. That tax loss carryforward can be offset against profits for future years, expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Based on management's estimates, MetroGAS had recorded a valuation allowance for total deferred income tax assets generated by tax loss carryforward registered at the beginning of the year of Ps. 23,279, which was applied to tax loss carryforward that expired in the current year. As of December 31, 2009, no valuation allowance was recorded.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 15,794 and Ps. 42,271 at the beginning and at the end of the year, respectively.

Income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:
	December 31,
	2009	2008	2007
Income tax expense on pre-tax income	(24,133)	(4,110)	3,931
Permanent differences
Restatement into constant currency	13,788	13,909	15,933
Non deductible expenses and non- taxable income	(1,156)	(1,415)	326
Expiration of tax loss carryforward	23,106	-	96,439
Valuation allowance on deferred income tax assets	(23,279)	(6,578)	(121,183)
Valuation allowance on minimum presumed income tax	21,066	-	-
Total income tax expense (benefit)	9,392	1,806	(4,554)

Below is the reconciliation between income tax expense (benefit) and the income tax determined for fiscal purposes:
	December 31,
	2009	2008	2007
Income tax determined for fiscal purpose	1,508	17,511	33,753
Temporary differences	(13,009)	(9,127)	(13,563)
Expiration of tax loss carryforward	23,106	-	96,439
Valuation allowance on deferred income tax assets	(23,279)	(6,578)	(121,183)
Valuation allowance on minimum presumed income tax	21,066	-	-
Total income tax expense (benefit)	9,392	1,806	(4,554)

The accounting standards establish that differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements shall be treated as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 263 million, Ps. 277 million and Ps. 291 million at nominal values as of December 31, 2009, 2008 and 2007, respectively. The differences of Ps. 14 million, Ps. 14 million and Ps. 16 million would have impacted in the results of the years 2009, 2008 and 2007, respectively.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

j) Minimum presumed income tax

The Company is subject to a tax on minimum presumed income. This tax supplements income tax. The Company calculates its minimum presumed tax by applying the effective 1% tax rate on computable assets at the end of the year. The Company's tax obligation for each period will be the higher of income tax or minimum presumed income tax. If the tax on minimum presumed income exceeds income tax, the excess amount may be computed as a prepayment of income tax through the next ten fiscal years.

The Company, based on its estimated income tax for future years, has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2019.

To determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimate. Using such estimates, the Company registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 21,066 at the end of the year.

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

As the scope of the liabilities becomes better defined, there could be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

n) Revenue recognition

Gas distribution revenues are recognized as gas is delivered, and include amounts for services rendered but not yet billed at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Impairment of long-lived assets

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

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

As discussed in Note 9.4.1 herein, after the unbundling, the Company performs its business through two separate legal entities, i.e. MetroGAS and MetroENERGÍA. MetroGAS distributes and transports natural gas and also sells natural gas to certain customers, primarily residential customers. Due to regulatory constraints, MetroGAS was precluded from selling natural gas to certain large customers.

Accordingly, MetroGAS formed MetroENERGÍA to continue selling gas to these customers. However, the transportation and distribution of gas to these specific customers served by MetroENERGÍA is performed by either MetroGAS (if these customers are within the service area of MetroGAS) or other distributor, as applicable. Therefore, MetroGAS and MetroENERGÍA use the same group of assets to perform their businesses.

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

As of December 31, 2009, no impairment losses have been recognized as the discounted cash flows were higher than the carrying amount of fixed assets.

3.7. (Loss) income per share and per ADS

(Loss) income per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2009, 2008 and 2007. Each ADS represents ten Class "B" shares.

3.8. Information by segment

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

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:
	December 31,
	2009
	MetroGAS	MetroENERGÍA	Eliminations	Total
	Distribution	Trading
Sales	878,852	200,243	(4,868)	1,074,227
Operating income	35,935	47,428	10,723	94,086
Equity in income of subsidiary	31,582	-	(31,582)	-
(Loss) income before tax	(83,293)	40,950	(26,607)	(68,950)
Income tax	4,951	(14,343)	-	(9,392)
Net (loss) income	(78,342)	26,607	(26,607)	(78,342)
Total assets	2,181,254	74,021	(29,540)	2,225,735
Total liabilities	1,283,653	47,103	(3,968)	1,326,788
Increase in fixed assets	105,756	-	-	105,756
Depreciation of fixed assets	71,331	-	-	71,331
Investment in subsidiary	26,018	-	(26,018)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	7,439	-	-	7,439
Contingency provision	10,445	-	-	10,445
Allowance for doubtful accounts	5,618	2,556	-	8,174
Exchange differences on financial operations	87,610	-	-	87,610
Result on present-valuing long term financial debt	18,524	-	-	18,524
Materials consumed	8,009	-	-	8,009
	December 31,
	2008
	MetroGAS	MetroENERGÍA	Eliminations	Total
	Distribution	Trading
Sales	779,007	123,340	(783)	901,564
Operating income	84,195	33,713	(670)	117,238
Equity in income of subsidiary	15,582	-	(15,582)	-
(Loss) income before tax	(22,848)	31,759	(20,654)	(11,743)
Income tax	9,299	(11,105)	-	(1,806)
Net (loss) income	(13,549)	20,654	(20,654)	(13,549)
Total assets	2,060,118	54,886	(16,432)	2,098,572
Total liabilities	1,084,175	33,921	3,485	1,121,581
Increase in fixed assets	84,169	-	-	84,169
Depreciation of fixed assets	69,168	-	-	69,168
Investment in subsidiary	15,090	-	(15,090)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	5,767	-	-	5,767
Contingency provision	12,702	-	-	12,702
Allowance for doubtful accounts	1,259	-	-	1,259
Exchange differences on financial operations	67,145	-	-	67,145
Result on present-valuing long term financial debt	16,247	-	-	16,247
Materials consumed	2,728	-	-	2,728

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

There is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under regular market conditions for this type of service.

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2009, 2008 and 2007, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating companies are as follows:
	December 31,
	2009	2008
Electric Power Generating Companies	129,206	36,497

The approximate percentages of net sales derived to Electric Power Generating Companies for the years ended December 31, 2009, 2008 and 2007 were 8.2%, 12.8% and 16.3% respectively.

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

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2009	2008
Assets
Current assets
a) Cash and banks
Cash	350	266
Banks (i)	60,510	51,351
Collections to be deposited	2,702	1,489
	63,562	53,106
(i) Includes Ps. 54,106 thousands related to cash deposited in the trust funds in January 2010.

b) Investments
Savings account deposits	53	34
Mutual funds	58,871	319
Government securities	21	16
Time deposits	6,149	-
	65,094	369
c) Trade receivables, net
Trade accounts receivable	144,127	134,871
Unbilled revenues	16,616	31,070
Receivables from sales on behalf of third parties	24,717	27,072
Tax on banking transactions to be recovered	4,591	4,528
Related parties (Note 7)	389	1,166
PURE (ii)	(4,607)	(10,640)
Allowance for doubtful accounts (Note 21 d))	(17,378)	(13,905)
	168,455	174,162

(ii) Corresponds to receivables related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of ENARGAS.

d) Other receivables
Other advances	4,564	7,581
Insurance and other prepaid expenses	4,564	1,932
Tax receivables	4,323	4,304
Other receivables	923	590
Related parties (Note 7))	-	3
	14,374	14,410
e) Inventories, net
Warehouse materials	5,669	5,476
Allowance for inventory obsolescence (Note 21 d))	(1,835)	(1,710)
	3,834	3,766
Non-current assets
f) Other receivables
Net deferred income tax (Note 3.6.i)	42,271	15,794
Receivables for minimum presumed income tax (Note 3.6.j)	66,296	75,594
	108,567	91,388
Study, revision and inspection of works in public space levy to be recovered GCBA (Note 9.4.5)	49,990	42,432
Occupancy of public space levy to be recovered (Note 9.4.5)	74,063	65,844
Others	281	1,051
Others (Present Value Discount)	(10,915)	(9,157)
	221,986	191,558
g) Fixed assets, net
Original value	2,814,164	2,723,708
Accumulated depreciation	(1,125,734)	(1,062,507)
	1,688,430	1,661,201

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:
		December 31, 2009			December 31, 2008
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	75,602	24,290	51,312	75,602	22,887	52,715
High pressure mains	2.22% to 10%	277,302	175,176	102,126	273,030	165,765	107,265
Medium and low pressure mains	1.19% to 10%	1,641,676	507,240	1,134,436	1,602,778	476,414	1,126,364
Pressure regulating stations	4% to 12.5%	63,973	35,847	28,126	59,681	33,823	25,858
Consumption measurement installations	2.85% to 5%	342,041	139,416	202,625	336,050	126,890	209,160
Other technical installations	6.67%	49,814	41,384	8,430	46,938	38,616	8,322
Machinery, equipment and tools	6.67% to 20%	27,583	25,589	1,994	27,044	25,282	1,762
Computer and telecommunications equipment	5% to 50%	158,978	150,489	8,489	157,312	147,906	9,406
Vehicles	10% to 20%	10,393	8,258	2,135	9,196	7,992	1,204
Furniture and fixtures	10% to 20%	5,461	5,444	17	5,456	5,433	23
Materials	-	8,277	-	8,277	9,330	-	9,330
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	84,915	-	84,915	57,584	-	57,584
Advances to fixed assets suppliers	-	370	-	370	1,032	-	1,032
Distribution network extensions constructed by third parties	1.82% to 2.38%	63,372	13,128	50,244	59,742	11,907	47,835
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(5,329)	(527)	(4,802)	(5,323)	(408)	(4,915)
Allowance for obsolescence of materials (Note 21 d))	-	(529)	-	(529)	(609)	-	(609)
Allowance for disposal of fixed assets (Note 21 d))	-	(7,450)	-	(7,450)	(8,850)	-	(8,850)
		2,814,164	1,125,734	1,688,430	2,723,708	1,062,507	1,661,201

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2009	2008

Liabilities
Current liabilities
h) Accounts payable
Gas and transportation	69,594	34,294
Other purchases and services	74,159	48,273
Related parties (Note 7))	15,962	30,572
Payables from sales on behalf of third parties	24,229	14,172
PURE (i)	-	5,923
Transportation Trust Fund (ii)	54,106	27,087
	238,050	160,321

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

i) Financial debt
Negotiable bonds (face value) (Note 21 a))	81,774	1,452
Interest and other expenses payable to foreign financial institutions (Note 21 a))	972	750
Overdraft with financial institutions	31	-
	82,777	2,202

j) Taxes payable
Value added tax	11,328	4,495
Occupancy of public space levy	7,974	7,055
GCBA study, revision and inspection of works in public space levy	13,217	7,061
CNG tax	5,209	4,452
Income tax	12,823	11,068
Gross revenue tax	313	2,451
Other taxes	5,355	2,375
	56,219	38,957

Non-current liabilities
k) Financial debt (Note 10)
Negotiable bonds (face value) (Note 21 a))	887,022	874,543
Negotiable bonds (fair value discount)	(49,165)	(61,418)
	837,857	813,125

Statement of Operations	December 31,
	2009	2008	2007
l) Sales
MetroGAS' gas sales	603,968	507,483	517,307
MetroENERGíA's sales on own behalf	184,354	115,634	161,843
MetroGAS' transportation and distribution services	177,740	187,176	185,953
MetroGAS' other sales	43,475	46,655	53,398
MetroGAS' processed natural gas sales	48,801	36,910	29,881
MetroENERGíA's selling commission	15,889	7,706	7,471
	1,074,227	901,564	955,853

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2009	2008
6.1. Investments
- Becoming due
less than 3 months	6,149	-
- Without due date	58,945	369
Total	65,094	369

6.2. Receivables
- Past due
less than 3 months	37,197	61,636
from 3 to 6 months	14,514	1,419
from 6 to 9 months	22,743	5,656
from 9 to 12 months	1,577	1,023
from 1 to 2 years	6,914	6,909
more than 2 years	8,027	7,196
Sub-total	90,972	83,839
- Without due date	639	630

- Becoming due
less than 3 months	100,849	111,010
from 3 to 6 months	4,313	3,474
from 6 to 9 months	1,975	2,046
from 9 to 12 months	1,459	1,478
from 1 to 2 years	91,453	80,286
more than 2 years	130,533	111,272
Sub-total	330,582	309,566
Allowance for doubtful accounts	(17,378)	(13,905)
Total	404,815	380,130

6.3. Payables
- Past due
less than 3 months	44,931	11,983
from 3 to 6 months	228	48
from 6 to 9 months	-	555
from 9 to 12 months	34	605
from 1 to 2 years	1,140	2,172
more than 2 years	74	3,272
Sub-total	46,407	18,635
- Without due date	6,998	5,454

- Becoming due
less than 3 months	252,131	174,513
from 3 to 6 months	47,606	12,424
from 6 to 9 months	2,845	10,600
from 9 to 12 months	52,191	4,475
from 1 to 2 years	130,944	28,841
more than 2 years	716,890	804,296
Sub-total	1,202,607	1,035,149
Total	1,256,012	1,059,238

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2009 and 2008 investments include (i) "BODEN" bearing interest at an annual rate of 4.00%, (ii) time deposits at an annual average rate in Pesos of 9.75% and in Dollars of 0.25% as December 31, 2009 and (iii) mutual funds at an average annual yield of 5.7% and 11.5% as of December 31, 2009 and 2008, respectively.

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

Payables do not accrue interest, except for the financial debt, which is detailed in Note 10 and taxes payable in relation to the payment facilitation.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2009, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A and YPF.

During the years ended December 31, 2009, 2008 and 2007, MetroGAS entered into certain transactions with Astra Evangelista S.A., as mentioned below, who is indirectly related to YPF.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Under the Law No. 24,076 (the "Gas Act" and Decree 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2009, 2008 and 2007, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related parties are as follows:
	December 31,
	2009	2008	2007

Gas sales	1,351	1,267	1,372
Commissions for sales on behalf of third parties	1,556	1,376	1,442
Gas purchases	102,065	82,414	64,031
Fees for professional services	2,300	2,070	1,744
Technical operator's fees	-	9,029	10,201
Other income, net	-	87	-

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2009 and 2008 from transactions with related parties are as follows:

December 31,

2009 2008

Trade Accounts Trade Other Accounts

receivables payable receivables receivables payable

Current Current Current Current Current

Thousands of Ps.

Controlling company:

Gas Argentino S.A. - - - - -

Significant influence:

YPF Inversora Energética S.A. - - - - -

Other related parties:

BG Argentina S.A. - - - 3 180

BG International Limited - - - - 14,483

YPF S.A. 162 15,962 585 - 15,486

Operadora de Estaciones de Servicios S.A. 222 - 581 - -

Astra Evangelista S.A. 5 - - - 423

Board of directors and management: - - - - -

389 15,962 1,166 3 30,572

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001, the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in its financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

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

9.3. License and tariff renegotiation

On February 12, 2002, the Government issued Decree No. 293/02, which entrusted the EM with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Decree No. 311/03, UNIREN was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. UNIREN continues the renegotiation process developed by the previous CRC.

Although MetroGAS strictly complied with the submission of all information required, and the very reports made by CRC and UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government but the process is still delayed and no agreement has been reached.

The Emergency Law, which was originally scheduled to expire in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2011. Consequently, the renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

After various rounds of negotiation, the Company signed a Transition Agreement with UNIREN, which was approved by its shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/2009 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008).

The Transition Agreement stipulates that residential customers with consumption of up to 800 CM/year will not have any increase in tariffs (currently 62% of MetroGAS' customers and 25% of MetroGAS' sales volume fall into this category). Additionally, tariff increases will be applied to charges per unit of consumption and reserve capacity charges but will not be applied to either fixed charges or minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that MetroGAS is authorized to charge are to be adjusted by 25%.

In September 2009, ENARGAS submitted to the Sub-secretary of Coordination and Management Control of the MPFIPS MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-Secretary of Coordination and Management Control of the MPFIPS for its delay in reviewing the proposed MetroGAS tariff schedules.

On December 16, 2009, UNIREN sent MetroGAS a letter that sought to enhance the understanding by all parties of the terms of the license renegotiation. Therein, UNIREN identified some changes to the conditions set forth in the Transition Agreement, such as the dynamic segmentation of residential customer invoicing. UNIREN also reaffirmed that the renegotiated license is contingent upon all of MetroGAS' shareholders continuing to hold their shares until the new tariff scheme is in place. While this December 2009 letter moved the dialogue forward, no consensus has been reached between the National Government, the Company, and the Company's shareholders to date.

However, as of the date of issuance of these financial statements, there has been no action on the part of the Sub-Secretary of Coordination and Management Control of the MPFIPS and ENARGAS has not yet issued the proposed MetroGAS tariff schedules. Consequently, as of December 31, 2009, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is worth mentioning that, even if ENARGAS issued a resolution containing the new tariff schedules applicable to MetroGAS, MetroGAS has not signed a renegotiation agreement with the federal government. As such, the Company will have to deposit the proposed tariff increase in a specific trust fund that will be destined to infrastructure investments within the MetroGAS area, which investments must be pre-approved by ENARGAS.

Based on these delays, the Company does not know when the tariff renegotiations will officially conclude or whether they will have a positive or adverse effect on the Company. Furthermore, even if these revised tariff schedules are published, it is possible that such settlement will lead to social unrest, protests by customers or objections from consumer advocacy organizations or the National Ombudsman, thereby hindering the implementation of any future agreement or the application of new tariffs.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

For these reasons, the Company can offer no assurance that tariff increases would not result in an increase in overdue receivables, and consequently, the Company's result of operations. The continued delay in the Company's tariff renegotiations has negatively impacted its economic and financial situation.

9.4. Changes in Regulation

9.4.1 Unbundling of natural gas

In mid-February 2004, the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on, a set of resolutions and provisions were issued to regulate the above-mentioned executive orders. The main provisions refer to: i) suspension of the export of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Export of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Natural Gas Rational Use Program ("PUREGAS"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat ("ES") through which EGM started functioning.

On December 22, 2005, the ES passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with consumption (during the period April 2003- March 2004) equal or over 30,000 CM/month and up to 150,000 CM/month had to purchase gas in a direct way as from January 1st 2006, b) users with consumption (during the same period) equal or over 15,000 CM/month and under 30,000 CM/month had to purchase gas in a direct way as from March 1, 2006, c) users with consumption (during the same period) over 9,000 CM/ month and under 15,000 CM / month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

The auction procedures established for CNG stations to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent auction took place in April 2009.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

9.4.2 Complementary Agreement with Natural Gas Producers

On October 1, 2008, the ES published Resolution No. 1,070/2008, approving the "Complementary Agreement with Natural Gas Producers" which was executed on September 19, 2008. This Agreement is aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers' contribution to the trust fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

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

Additionally, on December 23, 2008, the ES published Resolution No. 1,417/2008 by which it implemented the Complementary Agreement with Natural Gas Producers. Through this Resolution, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of these price changes, ENARGAS published Resolution No. I/566/2008 on the same day as ES Resolution No. 1,417/2008, thereby approving the new tariff scheme to be applied and adjusting such scheme to reflect the new increased prices for natural gas.

9.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; said plan is aimed at guaranteeing the supply of energy resources (liquid and gas fuels), and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. Resolution MPFIPS No. 459/2007 created this Total Energy Plan, then enlarged and extended by Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"), Resolutions Nos. 54/2007, 30/2008, and 287/2008 from the Secretariat of Coordination and Management Control ("SSCCG"), and Resolution MPFIPS No. 121/2008.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

The Total Energy Plan includes a propane-air provision plan administered by ENARGAS, which alone or with third parties must design, construct, receive, transport, operate, maintain and administer a system to deliver propane-air for injection into the medium pressure natural gas distribution network in the Province of Buenos Aires. Notably, ENARGAS Resolution No. I/259/2008, published on May 14, 2008, set forth new requirements for the transportation and distribution systems of natural gas and in doing so, revoked ENARGAS Resolution No. 622/1998. On August 20, 2009, ENARGAS Resolution No. 831 established quality requirements for mixed and synthetic natural gas. For instance, the propane air plant ("PIPA") must inject synthetic gas into MetroGAS' distribution system. Until December 31, 2009, YPF operated the PIPA. Nonetheless, MetroGAS must abide by all ENARGAS quality requirements to guarantee that safe operations are met at all times.

Through Resolution ES No. 24/2008, modified by ES Resolutions Nos. 1,031/2008 and 695/2009, in 2008, the government launched "Gas Plus," a program to encourage the production of natural gas. Consequently, gas volumes thereunder are not considered part of the volumes under the Agreement 2007-2011 and thus, are not subject to said Agreement's price conditions. They, however, cannot be exported and must be priced to cover associated costs and generate a reasonable profit.

9.4.4 Trust Funds

With regards to the so called "specific charges" for the financing of natural gas transportation system expansion projects that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, only in the case of trust charges I) on behalf of, and to the order of, Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Orders No. 180/2004 and No. 1,216/2006, MPFIPS Resolutions No. 185/2004, No. 2008/2006, No. 409/2007 and No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges, have resorted to justice in order to (i) determine whether such charges are unconstitutional and (ii) ask for the implementation of precautionary measures until a final decision is issued. In some cases, courts have effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges and MetroGAS has been complying with these measures. However, there have been cases where such precautionary measures have been overturned at subsequent judicial proceedings. As of the date of these financial statements, MetroGAS is waiting for instructions from Nación Fideicomisos S.A. concerning the way to collect outstanding debts from industries compelled to pay the specific charges at issue for unpaid capital an accrued interest during the period, when those precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, published on December 3, 2008, called for the creation of a Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports). Established for the importation of natural gas, this trust fund complements the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas to the domestic market.

MPFIPS Resolution No. 1,451/2008, published on December 23, 2008, implemented the aforementioned Executive Order. ENARGAS Resolution No. I/563/2008, published on December 23, 2008, established tariff charges (effective November 1, 2008) for residential customers who annually consume over 1,000 m3. Such charges will finance the trust fund.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

On June 4, 2009, ENARGAS Resolution No. 768 created an exception to the Resolution No. 2,067/08 charges between May 1 and August 31, 2009 for MetroGAS' residential customers (categories R3 1o. y R3 2o.), who annually consume between 1,001 and 1,500 m3. On August 18, 2009, ENARGAS Resolution No. 828/2008 extended this exemption through October 1st, 2009. Moreover, said Resolution created a 100% subsidy for consumption between June and July of 2009, and a 70 % subsidy for consumption between August and September of 2009. These subsidies applied to customers paying the Resolution No. 768 charges.

On August 19, 2009, ENARGAS issued Note No. 9,097, requesting that MetroGAS highlight in its invoices the amount of the subsidy effectuated by Resolution No. 828 and then, incorporate diagonally and with special typography the following legend: "Consumption subsidized by the National Government". This Note also asked MetroGAS (i) to approximate how much it would cost if the same services were provided in Brazil, Uruguay and Chile, and (ii) to estimate the consumption of the volume invoiced by means of bottled gas of liquified fuel gas.

Finally, ENARGAS issued Note No. 11,821 following "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto No. 2,067/2008 -  Resolución No. 1,451/2008 y Otro S/Proceso de Conocimiento", Case No. 6,530/2009, a decision by the National Court of Appeals. Accordingly, the Decree 2,067/2008 regime remains valid and applicable. Affected consumers, however, may continue to pay a charge to cancel their invoices, excluding the 2,067/2008 charge plus the corresponding VAT (which are considered advance payments). Should the applicability of the 2,067/2008 charge be confirmed, MetroGAS could claim its 2,067/2008 charge.

9.4.5 Municipal Rates

The regulatory framework in force contemplates the reallocation of tariffs for all new taxes, levies or rate increases and, under certain conditions, the use of public space levy for the laying of natural gas pipelines. Notwithstanding this framework, and without regard to the many requests presented by MetroGAS, as of the date of these financial statements, ENARGAS has not authorized any reallocation of tariffs for levy payments made by MetroGAS to different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

On August 27, 2009, MetroGAS began two legal proceedings against the Undersecretary of Coordination and Management Control of the MPFIPS and on September 9, 2009, MetroGAS began five legal proceedings against ENARGAS. The aforementioned proceedings were initiated because the Company have not been allowed to pass-through to its tariffs amounts owed under the study, revision and inspection of works in public spaces levy and the occupancy of public space levy of the GCBA. To date, these claims are still pending.

On December 7, 2009, MetroGAS received a decision in its favor in the case of Ezeiza and ENARGAS was granted 30 business days to comply. ENARGAS appealed and submitted the case for review by the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with Resolution No. 2,000/05.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Regarding these cases, MetroGAS believes that its license authorizes the Company to occupy public property without charge for the purpose of rendering its licensed service and, if a charge is levied by a provincial or municipal authority, the Company is allowed to add a surcharge to the relevant tariffs to recover its added costs. In turn, MetroGAS has recorded a credit in an amount totaling Ps. 50.0 million and Ps. 74.0 million to cover these surcharges (and other related surcharges based on levies issued by other municipalities) under the "Other non-current receivables" line item of its balance sheet at December 31, 2009 and 2008, respectively. (See Note 5.f above).

The Company's actions are supported by "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", a ruling of the Argentine Supreme Court of Justice. The ruling states that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that cost variations caused by changes in tax regulations must be added to tariffs in accordance with Section 41 of Law No. 24,076.

Pursuant to these legal precedents, laws and resolutions, MetroGAS considers that these credits are recoverable.

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2009 and 2008:
	December 31,
	2009			2008
	Ps. Book Value	Interest Rate	Maturity	Ps. Book Value	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	1,653	7.375%	09/27/2002	1,452	7.375%	09/27/2002
Interest payable	972	-	-	750	-	-
Overdraft	31	12%	-	-	-	-

Negotiable Bonds (2)
Series 1	801,213	8% (3)	12/31/2014 (6)	728,050	8% (3)	12/31/2014 (6)
Series 2 Class A	23,768	5% (4)	12/31/2014 (7)	21,598	4% (4)	12/31/2014 (7)
Series 2 Class B	142,162	3.8% (5)	12/31/2014 (7)	124,895	2.8% (5)	12/31/2014 (7)
Present value discount	(49,165)			(61,418)
Total financial debt	920,634			815,327

  Corresponds to the Global Program for issuing unsecured non-convertible Negotiable Bonds, which was approved by shareholders at their Extraordinary Shareholders' Meeting held on December 22, 1998.

  Corresponds to the Global Program mentioned in (1) above, which was extended for 5 years by shareholders at their Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for another 5 years by shareholders at their Extraordinary Shareholders' Meeting held on February 24, 2010.

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

The Company has not capitalized any interest as of December 31, 2009, 2008 and 2007.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the restatement of the tariff into Pesos, and also the announcement of the devaluation of the peso.

NOTE 10 - FINANCIAL DEBT (Contd.)

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued Series 1 Notes amounting to US$ 236,285.6 thousand in principal amount, Series 2 Notes Class A amounting to US$ 6,254.8 thousand in principal amount and Series 2 Notes Class B amounting to Euros 26,070.5 thousand in principal amount. Additionally the Company made payments amounting to US$ 105,608.4 thousand, for cash options received along with US$ 19,090.5 thousand and Euros 469.3 thousand to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

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

NOTE 10 - FINANCIAL DEBT (Contd.)

Pursuant to the excess cash provision described in the first bullet, the Company calculated the respective amount for the period beginning on October 1, 2008 and ending on March 31, 2009 and for the period beginning on April 1, and ending on September 30, 2009, from which no excess cash was computed as a result. Moreover, all of the previously mentioned restrictions have been complied with by the Company, including the payment obligations under the actual global program of Negotiable Bonds.

During 2006 and 2007, the Company carried out market purchases amounting to a total principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the years ended December 31, 2009 and 2008. Moreover, on January 5, 2010, MetroGAS' Board of Directors approved the hiring of Barclays Plc. as financial advisors to work together with MetroGAS to find the best possible alternative to timely refinance the Company's outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

Consequently, the adverse financial conditions that the Company faces as a result of this continued delay in its tariff and license negotiation led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. Please see Note 22 herein for further details on this proceeding. This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

NOTE 11 - COMMON STOCK

As of December 31, 2009, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

NOTE 11 - COMMON STOCK (Contd.)

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's common stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this common stock is held by private investors.

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

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

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

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (contd.)

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

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of these financial statements, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 18, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims.

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

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN ("PPP") (Contd.)

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

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notice.

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

The agreements between the natural gas suppliers and the Company, provided for in Resolution No. 208/04, expired on December 31, 2006. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them.

On June 14, 2007, Resolution No. 599/2007 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007 2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to the Company (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to the Company under the Agreement 2007-2011 do not cover the demand for natural gas from the Company's non-interruptible customers.

Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, the Company has not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to it. In fact, the Company believes their offers are in breach of their obligations under the Agreement 2007-2011.

Due to the Company's understanding that the volumes, basins and points of entry to transportation set forth in the Agreement 2007-2011 would prevent it from fully supplying its non-interruptible demand, it has made reports to ENARGAS, the Energy Secretariat and the Fuel Sub-secretariat to raise awareness of this situation and to request its remediation.

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

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

Based on these renegotiations, the gas supply contracted as of December 31, 2009 is the following:

Daily average volumes for the years

2010

MMCM/d (1)	0.32
MMCF/d (2)	11.17

According to these long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay under take-or-pay contracts are detailed below:

Daily average volumes for the years

2010

MMCM/d (1)	0.28
MMCF/d (2)	10.05
Amounts committed/year (3)	7.53

(1) Million cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the ES Resolution No 599/07.

(2) Million cubic feet per day

(3) Million Pesos. Prices established in the Resolution ES No. 1,417/08 are considered, including percentages by segments obtained from historical information of the Company.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take-or-pay commitments for gas supplies will lead to significant liabilities as of December 31, 2009.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2009.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

The estimated annual valuation of firm transportation under these contracts is, as follows:

Years	Annual contract amounts (Million of Ps.)
2010	190.04
2011	184.41
2012	184.41
2013	184.41
2014	69.62
2015/21	25.50

These contracts could be affected by Emergency Law provisions applicable to utility services contracts, which relate to natural gas transportation. As of the date of the issuance of these financial statements, the potential impact of such effects is not possible to assess.

15.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for certain volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

15.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 or 7% of the amount obtained after subtracting US$ 3,000 from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement, expiring on December 28, 2008.

On March 6, 2009, MetroGAS' Board of Directors decided not to renew the agreement because the Company has acquired the necessary knowledge to ensure the reliability, security and efficiency of the distribution services.

The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Note 21 b). Transactions and balances with BG International Limited derived from this contract are described in Note 7.

NOTE 16 - FISCAL AND LEGAL MATTERS

16.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. However, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed the Company to include gross revenue taxes at the higher rate in invoices to its customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine Government described above.

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

On September 27, 2006 the Comisión Federal de Impuestos (Federal Tax Commission) through judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS'. Against such judgment, the Province of Buenos Aires filed an extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 27 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the license.

As of December 31, 2009, the Company maintained an allowance of Ps. 7.0 million to cover the contingency related to the difference in the determination of the income and expenses rate.

16.2. Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2009 the total amount demanded by ENARGAS amounted to Ps. 21,259, including interests and fines, which has been recorded as a provision.

16.3. Government of the City of Buenos Aires - Works on public roadways.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

On January 25, 2008, pursuant to Law No. 2,634 and Regulation Decree No. 238/2008 published on March 28, 2008, the City of Buenos Aires created a new regime for regulating the construction and maintenance public roadways. The regime specifies charges to pay for works in public spaces and establishes that closing works must be made by the GCBA. Since November 1, 2009, the GCBA once again modified the procedure to repair sidewalks and stated that those companies which made holes in sidewalks have to repair them.

The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. As of December 31, 2009, the Company is contesting these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2009, the Company has registered an allowance of Ps. 837 related to these charges.

16.4. Interpretation disagreements with the regulatory authority.

As of the date of issuance of these financial statements, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2009, the Company has recorded an allowance of Ps. 22,658 million related to these disagreements.

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

The following is a summary of the significant adjustments to net (loss) income for each of the three years in the period ended December 31, 2009 and shareholders' equity as of December 31, 2009 and 2008 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2009	2008
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	897,601	975,943
US GAAP adjustments:
- Other receivables (Note 18 b))	(113,138)	(99,119)
- Troubled debt restructuring (Note 18 c))	(288,845)	(338,756)
- Inventory valuation (Note 18 d))	(2,200)	(1,860)
- Discounted value of certain receivables (Note 18 e))	1,422	1,699
- Deferred income taxes (Note 18 f))	(269,059)	(123,678)
MetroGAS shareholders' equity in accordance with US GAAP	225,781	414,229
Non controlling interest	1,346	1,048
Shareholders' equity in accordance with US GAAP	227,127	415,277

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)
	December 31,
	2009	2008	2007
Reconciliation of net income:
Net (loss) income in accordance with Argentine GAAP	(78,342)	(13,549)	15,787
US GAAP adjustments - Increase (Decrease):
- Other receivables (Note 18 b))	(14,019)	(17,851)	(7,181)
- Troubled debt restructuring (Note 18 c))	49,911	43,024	55,469
- Inventory valuation (Note 18 d))	(340)	(447)	(170)
- Discounted value of certain receivables (Note 18 e))	(277)	(275)	(273)
- Deferred income taxes (Note 18 f))	(145,381)	8,173	29,476
MetroGAS' Net (loss) income in accordance with US GAAP	(188,448)	19,075	93,108
Non controlling interest	298	244	346
Net (loss) income in accordance with US GAAP	(188,150)	19,319	93,454

Earnings per share Basic & Diluted:
Argentine GAAP
(Loss) income per share	(0.138)	(0.024)	0.028
(Loss) income per ADS	(1.376)	(0.238)	0.277
US GAAP
(Loss) income per share	(0.331)	0.034	0.164
(Loss) income per ADS	(3.311)	0.335	1.636
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208
Description of changes in shareholders' equity under US GAAP:	December 31,
	2009	2008
Shareholders' equity in accordance with US GAAP as of beginning of year	415,277	395,958
Net (loss) income in accordance with US GAAP	(188,448)	19,075
MetroGAS shareholders' equity in accordance US GAAP as of end of year	226,829	414,229
Non-controlling interest	298	244
Shareholders' equity in accordance US GAAP as of end of year	227,127	415,277

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Inflation accounting

As indicated in Note 3.4, under Argentine GAAP, the restatement of consolidated financial statements into constant currency has been discontinued as of March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2009, 2008 and 2007. Moreover, inflation accounting does not have a significant effect on the US GAAP information for fiscal years ended December 31, 2009, 2008 and 2007.

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

b) Other receivables

As discussed in Note 16.3, the Company recognized as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in ASC 980 "Regulated operations" ("ASC 980") and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects the reversal of this regulatory asset.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

c) Troubled debt Restructuring

As discussed in Note 10, the Company completed the restructuring of its outstanding indebtedness in May 2006 (the "Debt Restructuring"). The Debt Restructuring involved the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In this connection, the Company issued new debt instruments.

Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps. 388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurate with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US Dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed as the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of operations. The Company recorded Ps. (82.0) million, Ps. (71.0) million and Ps. (68.6) million on gain and loss on accretion for the year ended December 31, 2009, 2008 and 2007, respectively.

Under US GAAP, the Company performed an analysis under ASC 470-60 "Troubled Debt Restructuring" ("ASC 470-60"), to assess whether the Debt Restructuring represented a troubled debt restructuring. Following the ASC 470-60 guidance, the Company concluded that the Debt Restructuring was in fact a troubled debt restructuring since (i) the Company was in financial difficulties and (ii) creditors had granted it a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructuring was accounted for as a combination of a partial debt settlement and a continuation of debt with modified terms.

ASC 470-60 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under ASC 470-60, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

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

In summary, the US GAAP reconciling item reflects the reversal of the full gain on Debt Restructuring recognized under Argentine GAAP in 2006; the computation of the gain on Debt Restructuring under US GAAP in 2006; (a) reversal of the effect of discounting the future cash payments at a rate of 10.21 % under Argentine GAAP; (b) reversal of the interest expense computed under Argentine GAAP, and (c) the computation of financial expenses under US GAAP, which include interest expense (for the payable for which no gain was recognized under US GAAP) and exchange differences between Euros and US$.

The items for Debt Restructuring, included in the reconciliation of net income (loss) are as follows:
	December 31,
	2009	2008	2007
	Million of Ps.
Reversal of the present value recognized under Argentine GAAP (a)	12	12	10
Reversal of interest expense computed under Argentine GAAP (b)	70	59	58
Computation of financial expenses under US GAAP(c)	(32)	(28)	(13)
Total US GAAP reconciling item for Debt Restructuring	50	43	55

d) Inventory valuation

As described in Note 3.6.g), the Company values its inventories at replacement cost. Under US GAAP in accordance with ASC 330 "Inventory", inventories are valued at the lower of cost or realizable value.

e) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 1.4 million, Ps. 1.7 million and Ps. 2.0 million, as the discount of the receivable for minimum presumed income tax (as discussed below) for the years ended December 31, 2009, 2008 and 2007, respectively. Those adjustments were reversed for US GAAP purposes.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

f) Income tax

i) Deferred income tax

As discussed in Note 3.6.i), the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for a component of net deferred tax assets, which is assessed as not recoverable.

While this standard is similar to the principles of US GAAP set forth in ASC 740 "Income Taxes" ("ASC 740") there are certain differences between both standards detailed below.

ASC 740 states more specific and strict rules to determine whether a valuation allowance is needed. Under ASC 740, a company must use its judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes (a) losses expected in early future years by a presently profitable entity; (b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and (c) a carryforward that is so short that it would limit realization of tax benefits if significant deductible temporary differences are expected to reverse in a single year.

Furthermore, ASC 740 indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome and thereby requires positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company's deferred tax asset will be realized, a company's recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude in most instances consideration of future profitability as being objectively verifiable.

In addition, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No. 11/2003 issued by the CPCECABA. Under US GAAP, the Company applies ASC 830-740, "Foreign currency matters - Income taxes" ("ASC 830-740"), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Therefore, for the years ended December 31, 2009, 2008 and 2007, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference, (2) recognition of deferred income taxes on other Argentine to US GAAP reconciling items and (3) recognition of a valuation allowance of 100% of its tax loss carryforwards, certain of its other deferred tax assets and its credits from minimum presumed income taxes.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

As mentioned above under US GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred income tax assets. Moreover, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2009, under US GAAP, the Company recorded a valuation allowance of Ps. 79.1 million against 100% of its tax loss carryforwards and certain of its other deferred tax assets. However, under Argentine GAAP, no valuation allowance was recorded. Under both US and Argentine GAAP, as of December 31, 2008 and 2007, based on financial information, the Company was uncertain whether it would fully recover its tax loss carryforward through future taxable income; consequently, the Company recorded a valuation allowance of Ps. 23.3 million and Ps. 29.9 million, respectively.

ii) Minimum presumed income tax

The Company has also recorded an asset (net of its fair value discount) of Ps. 87.4 million, Ps. 75.6 million and Ps. 65.1 million at December 31, 2009, 2008 and 2007, respectively for the value of its tax credit related to its tax on minimum presumed income. This tax is supplementary to its income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded Ps. 1.4 million, Ps. 1.7 million and Ps. 2.0 million as the discount value of its minimum presumed income tax credits for the years ended December 31, 2009, 2008 and 2007, respectively. For US GAAP purposes, those adjustments were reversed.

Additionally, as discussed above, under US GAAP, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2009, the Company recorded a valuation allowance of Ps. 88.9 million for its minimum presumed income tax credits. However, under Argentine GAAP, the Company recorded a valuation allowance for its minimum presumed income tax credits which amounts Ps. 21.1 million.

Under both Argentine GAAP and US GAAP, no valuation allowance was recognized as of December 31, 2008 and 2007 for its minimum presumed income tax credits.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

g) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year.

Under US GAAP, MetroGAS applied the provisions of ASC 360-10, "Impairment or Disposal of Long-lived Assets" ("ASC 360-10"). Accordingly, under ASC 360-10, the carrying value of long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

In the calculation of the expected future undiscounted cash flows, the Company considers the group of assets as mentioned in Note 3.6.o). Consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2009, no impairment losses have been recognized under US GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

h) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC 710 "Compensation - General," ASC 712 "Compensation - Nonretirement postemployment benefits," and ASC 420 "Exit or Disposal cost obligation," which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

  Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2009	2008
Deferred income tax asset according to Argentine GAAP	42,271	15,794
Inventory valuation	770	651
Other receivables	39,598	34,692
Troubled debt restructuring	101,096	118,565
Discounted value of certain receivables	(498)	(595)
Difference between tax and accounting basis of fixed assets	(263,212)	(276,991)
Valuation allowance on income tax assets	(79,095)	-
Deferred income tax (liability) according to US GAAP	(159,070)	(107,884)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax charge (benefit) for the years ended December 31, 2009, 2008 and 2007 computed in accordance with US GAAP as follows:
	December 31,
	2009	2008	2007

Income tax benefit at statutory rate on pre tax (loss) income in accordance with US GAAP	(11,786)	4,447	20,678
Valuation allowance on deferred income tax asset	55,816	(6,577)	(151,416)
Expiration of tax loss carryforward	23,106	-	96,439
Valuation allowance minimum presumed income tax	88,784	-	-
Permanent differences	(1,147)	(4,237)	269
Income tax charge (benefit) computed in accordance with US GAAP	154,773	(6,367)	(34,030)

b) Earnings per share

Under US GAAP the company applies the provisions of ASC 260, "Earnings per share" ("ASC 260"). ASC 260 requires to disclose in the body of the Statement of Income the diluted income per share as well as basic income per share. As of December 31, 2009, 2008 and 2007 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2009 and 2008 respectively.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Under US GAAP, the Company applies the principles of ASC 740. Pursuant to ASC 740, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2009, the net current deferred tax asset is Ps. 48.9 and the net non-current deferred tax liability is Ps. 208.0 under US GAAP. As of December 31, 2008, the net current deferred tax asset is Ps. 40.2 and the net non-current deferred tax liability is Ps. 148.1 under US GAAP.

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

d) Statement of Operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2009	2008	2007

Operating income according to Argentine GAAP	94,086	117,238	122,724
Other receivables (1)	(14,019)	(17,851)	(7,181)
Operating income according to US GAAP	80,067	99,387	115,543

(1) See Note 18 b)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  Financial and holding results

	December 31,
	2009	2008	2007
Financial and holding results according to Argentine GAAP	(170,786)	(130,144)	(114,302)
Discount on other receivables (1)	(277)	(275)	(273)
Inventory valuation (2)	(340)	(447)	(170)
Troubled debt restructuring (3)	49,911	43,024	55,469
Financial and holding results according to US GAAP	(121,492)	(87,842)	(59,276)

(1) See Note 18 e)

(2) See Note 18 d)

(3) See Note 18 c)

f) Additional information on the Statement of Cash Flows

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under ASC 230 "Statement of Cash Flows" ("ASC 230").

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

	December 31,
	2009	2008	2007
Cash and banks	63,562	53,106	28,997
Cash equivalents:
Current investments	65,094	369	319
Total cash and cash equivalents	128,656	53,475	29,316

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  Under US GAAP, non cash transactions are required to be disclosed by ASC 230. The Company has not capitalized interest in fixed assets as of December 31 2009, 2008 and 2007.

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2009	2008	2007
Net cash provided by operating activities	178,700	110,858	55,995
Net cash used in investing activities	(105,756)	(84,169)	(62,944)
Net cash provided by (used in) by financing activities	31	(2,844)	(36,158)
Effect of exchange rate changes on cash and cash equivalents	2,206	314	(210)
Net increase (decrease) in cash and cash equivalents	75,181	24,159	(43,317)

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2009 and 2008 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2009	2008
Current assets	362,062	284,188
Non-current assets	1,688,711	1,739,546
Total assets	2,050,773	2,023,734

Current liabilities	478,954	288,444
Non-current liabilities	1,344,692	1,320,013
Total liabilities	1,823,646	1,608,457

MetroGAS shareholders' equity	225,781	414,229
Non-controlling interest	1,346	1,048
Total shareholders' equity	227,127	415,277

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)
Summary of Consolidated Statement of Operations in accordance with US GAAP	December 31,
	2009	2008
Sales	1,039,691	871,961
Gross profit	270,107	259,008
Operating income	80,067	99,387
Financial and holding results	(121,492)	(87,842)
Other income, net	8,048	1,408
Minority interest	(298)	(245)
(Loss) income before income tax	(33,675)	12,708
Income tax (expense) benefit	(154,773)	6,367
MetroGAS' net (loss) income under US GAAP	(188,448)	19,075
Non-controlling interest	298	244
Net (loss) income under US GAAP	(188,150)	19,319

h) Fair Value

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, fair values are required to be disclosed under ASC 820, "Fair Value Measurements and disclosures" ("ASC 820").

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's financial assets measured at fair value on a recurring basis in accordance with ASC 820 as of December 31, 2009 and 2008:

Description	Balances as of December 31, 2009	Balances as of December 31, 2008
Assets	Thousand of Ps.	Thousand of Ps.
Short-Term Investments
Government securities and Common investment funds	58.892	335
Total Financial Assets	58.892	335

The Company's financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets. As of December 31, 2009 and 2008, the Company did not have any assets or liabilities obtained from readily-available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). The unrealized net gains on short term investments are reported as a line item in the Statement of Operations.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets, including equity method investments, at fair value on a nonrecurring basis when they are deemed to be other than temporarily impaired. The fair values of the Company's investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparable, and discounted cash flow projections.

An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporarily impaired. During the years ended December 31, 2009 and 2008, the Company did not record any such impairments for these assets.

i) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, ASC 825, "Financial Instruments" ("ASC 825") and ASC 815, "Derivatives and Hedging" ("ASC 815"), the Company is required to disclose fair value information for financial instruments (whether or not recognized in the balance sheet) for which it is practicable to estimate fair value, including the disclosure requirements regarding credit risk concentrations (See Note 3.f. for details on the Company's concentration of credit risk). The financial instruments which are discussed in this section pursuant to ASC 825 are, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2009 and 2008 are as follows:

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

  Financial debt

The fair value of the Company's financial debt as of December 31, 2009 is based on quoted market prices. As of December 31, 2009, the fair value of the Company's debt was Ps. 444,886 and the related carrying amount was Ps. 920,634 under Argentine GAAP. As of December 31, 2008, the fair value of the Company's debt was Ps. 306,090 and the related carrying amount was Ps. 815,327 under Argentine GAAP.

j) Segment information

Under US GAAP, the Company applies the criteria set forth by ASC 280, "Segment reporting" ("ASC 280"). ASC 280, which was issued by the Financial Accounting Standards Board ("FASB") in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision marker(s) in deciding how to allocate resources and assess performance. Disclosure requirements established under US GAAP do not differ from those required under Argentine GAAP (See Note 3.8).

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting Standards Codification

  In June 2009, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles-a replacement of SFAS No. 162 ("ASC" or "Codification"). This Codification is the single source of authoritative nongovernmental US accounting and reporting standards, superseding all non-SEC accounting and reporting standards and related literature. This Codification eliminates the hierarchy of US GAAP and establishes one level of authoritative US GAAP. SFAS No. 168 is effective for fiscal and interim periods ending after September 15, 2009. To date, the Company has adopted the Codification and in doing so, has experienced no impact on the Company's financial position and results of operations

  Amendments to FASB Interpretation No. 46(R)-Consolidation of Variable Interest Entities

  In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 amends FASB guidance No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB No. 51. SFAS No. 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and clarifies the application of consolidation guidance for certain entities (variable interest entities, or "VIEs") in which the party with a controlling financial interest might not be solely identified through voting rights.

  SFAS No. 167 obligates an enterprise to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The amended guidance also changes the consideration of kick-out rights in determining if an entity is a VIE, which may cause certain additional entities to now be deemed VIEs.

  SFAS No. 167 is effective for annual reporting periods that begin after November 15, 2009. Its application will not have a material impact on the Company's financial position and results of operations

  Accounting for Transfers of Financial Assets-an Amendment of FAS No. 140

  In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets-an Amendment of FAS No. 140. This statement establishes (1) the conditions that an entity must meet to be considered a qualifying special-purpose entity ("QSPE"), (2) eliminates the exceptions for QSPE from the consolidation guidance, (3) eliminates the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets, and (4) establishes the conditions necessary for a transfer of financial assets to be counted as a sale or as a secured borrowing. If the conditions are not met, said transfer should count as a sale only if it transfers an entire financial asset and surrenders control over the entire financial asset. Enhanced disclosures are required.

  SFAS No. 166 applies to all entities for new transfers of financial assets occurring in fiscal years beginning after November 15, 2009. The adoption of SFAS No. 166 will not have a material impact on the Company's financial position and results of operations

  NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS (Contd.)

  Subsequent Events

  In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, amending ASC Topic 855. The amendment removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. The amendment, however, requires for conduit bond obligors the evaluation of subsequent events through the date the statements are issued and the disclosure of this date.

  Conduit bond obligors will be required to apply the requirements of this guidance in fiscal periods ending after June 15, 2010. ASU 2010-09 applied upon its issuance to all other entities. The Company's consolidated financial statements were updated to reflect the disclosure requirements.

  Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires: a) noncontrolling interest to be presented in the consolidated financial statements within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for the financial statements issued for fiscal years beginning on or after December 15, 2008 and disclosure is to be applied retrospectively. The guidance was effective as of January 1, 2009. The consolidated financial statements were updated to reflect the reporting and disclosure requirements.

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

  FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2009			December 31, 2008
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 30	3.7600	113	US$ 31	107
	LBE 4	6.0765	24	LBE 4	21
	Euros 3	5.3952	16	Euros 3	15
	Real 3	2.1400	6	Real 4	6
	Canadian Dollars 1	3.5737	4	Canadian Dollars 1	4
	Russian rublo 8	0.1268	1	Russian rublo 9	1

Banks	US$ 606	3.7600	2,279	US$ 6,875	23,463

Investments	US$ 315	3.7600	1,184	US$ 10	34

Trade receivables	US$ 11,723	3.7600	44,078	US$ 7,948	27,127

Other receivables	US$ 445	3.7600	1,673	US$ 344	1,173
Total Current Assets			49,378		51,951
TOTAL ASSETS			49,378		51,951

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 10,991	3.8000	41,766	US$ 5,747	19,846
	Euros 50	5.4530	273	Euros 3	14
	LBE 22	6.1488	135	LBE 7	36
Financial debt
Negotiable bonds (face value)	US$ 21,085	3.8000	80,121	US$ -	-
	Euros 303	5.4530	1,653	Euros 303	1,452
Interest and other expenses payable to foreign financial institutions	US$ 23	3.8000	88	US$ 23	80
	Euros 162	5.4530	884	Euros 140	670

Total Current Liabilities			124,920		22,098
NON-CURRENT LIABILITIES
Financial debt
Negotiable bonds (face value)	US$ 196,016	3.8000	744,860	US$ 217,100	749,648
	Euro 26,070	5.4530	142,162	Euro 26,070	124,895
Total Non-Current Liabilities			887,022		874,543
TOTAL LIABILITIES			1,011,942		896,641

US$: United States Dollars

LBE: Pounds Sterling

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2009						December 31, 2008	December 31, 2007
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll and other employees benefits	3,551	35,368	-	35,840	31,263	106,022	91,858	72,872
Social security contributions	1,432	10,488	-	8,616	9,450	29,986	24,206	18,682
Directors' fee	-	-	-	1,082	-	1,082	858	687
Fees for professional services	-	634	-	6,243	236	7,113	4,305	9,033
Technical operator's fees	-	-	-	-	-	-	9,029	10,201
Sundry materials	-	4,480	-	-	-	4,480	3,820	3,600
Fees for sundry services	-	15,355	-	1,363	10,991	27,709	21,826	13,641
Postage, telephone and fax	-	678	-	1,028	8,240	9,946	6,227	5,406
Leases	-	102	-	1,813	1,160	3,075	2,701	2,210
Transportation and freight charges	-	-	-	790	-	790	632	473
Office materials	-	494	-	1,364	99	1,957	1,724	1,469
Travelling expenses	-	325	-	342	83	750	832	669
Insurance premium	-	-	-	2,949	-	2,949	2,282	2,242
Fixed assets maintenance	-	22,266	-	10,360	126	32,752	26,285	21,624
Fixed assets depreciation	-	67,386	-	3,945	-	71,331	69,168	71,800
Taxes, rates and contributions	-	1,623	40	10,780	34,678	47,121	38,784	40,341
Publicity	-	-	-	-	1,967	1,967	1,020	1,422
Allowance for doubtful accounts	-	-	-	-	8,174	8,174	1,259	2,285
Bank expenses and commissions	-	-	-	167	6,219	6,386	5,513	5,664
Contingencies reserve	-	-	-	10,445	-	10,445	12,702	12,935
Others	-	8,709	-	532	212	9,453	(3,707)	23,082
Total as of December 31, 2009	4,983	167,908	40	97,659	112,898	383,488	321,324	320,338

Total as of December 31, 2008	3,399	146,510	42	83,037	88,336	321,324

Total as of December 31, 2007	2,276	156,570	145	81,918	79,429	320,338

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2009	December 31, 2008	December 31, 2007
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	387,712	257,228	306,938
Processed Natural Gas	-	-	1,241
	387,712	257,228	308,179

Transportation of Natural Gas	211,946	207,193	204,912
Transportation of Processed Natural Gas	1,978	1,980	1,976
	213,924	209,173	206,888
Operating Costs (Note 21b))
Natural Gas	167,908	146,510	156,570
Processed Natural Gas	40	42	145
	167,948	146,552	156,715

Operating Cost	769,584	612,953	671,782

Natural Gas	767,566	610,931	668,420
Processed Natural Gas	2,018	2,022	3,362

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2009	13,905	(1)	8,174	(4,701)	17,378
	2008	20,359		1,259	(7,713)	13,905
	2007	24,503		2,285	(6,429)	20,359

For tax on banking transactions to be recovered	2009	-		-	-	-
	2008	1,435		-	(1,435)	-
	2007	1,435		-	-	1,435

For variation of Gross revenue tax province of Buenos Aires	2009	-		-	-	-
	2008	1,481		-	(1,481)	-
	2007	1,481		-	-	1,481

For inventory obsolescence	2009	1,710	(2)	167	(42)	1,835
	2008	1,620		105	(15)	1,710
	2007	903		717	-	1,620

For obsolescence of materials	2009	609		-	(80)	529
	2008	582		35	(8)	609
	2007	1,744		8	(1,170)	582

For disposal of fixed assets	2009	8,850	(3)	7,439	(8,839)	7,450
	2008	9,748		5,767	(6,665)	8,850
	2007	3,757		11,280	(5,289)	9,748

Valuation allowance on deferred income tax assets	2009	23,279	(5)	(173)	(23,106)	-
	2008	29,857		(6,578)	-	23,279
	2007	151,040		(24,744)	(96,439)	29,857

Valuation allowance on minimum presumed income tax	2009	-	(5)	21,066	-	21,066
	2008	-		-	-	-
	2007	-		-	-	-

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Decrease	Balance at the end of the year
Included in liabilities
For contingencies
Executive proceedings	2009	9,883	(4)	4,842	(385)	14,340
	2008	7,951		2,676	(744)	9,883
	2007	8,314		1,560	(1,923)	7,951

Levy for Study, revision and inspection of works in public space GCBA	2009	-		-	-	-
	2008	-		-	-	-
	2007	28,044		-	(6) (28,044)	-

Professional fees and costs - Levy for Study, revision and inspection of works in public space GCBA	2009	-		-	-	-
	2008	-		-	-	-
	2007	3,000		(3,000)	-	-

Turnover tax GCBA (Note 16.1)	2009	5,740	(4)	1,238	-	6,978
	2008	-		5,740	-	5,740
	2007	-		-	-	-

Rates and charges (Note 16.2)	2009	20,192	(4)	1,067	-	21,259
	2008	19,116		1,076	-	20,192
	2007	18,098		1,018	-	19,116

Fines GCBA (Note 16.3)	2009	-	(4)	837	-	837
	2008	-		-	-	-
	2007	-		-	-	-

Interpretation disagreements with the Regulatory Authority (Note 16.4)	2009	16,607	(4)	6,051	-	22,658
	2008	13,801		2,806	-	16,607
	2007	10,082		3,719	-	13,801

Others	2009	9,921	(4)	(3,590)	(1,627)	4,704
	2008	9,517		404	-	9,921
	2007	2,884		6,633	-	9,517
Notes:
(1) The charge in results is disclosed in Note 21 b).
(2) Charged in results in the line Sundry materials of Note 21 b).
(3) Charged in results in the line Operating expenses - Others of Note 21 b)
(4) The charge in results is disclosed in Note 21 b).
(5) Charged in results in the line Income tax (Note 3.6.i)).
(6) Charged in taxes payable

NOTE 22 - SUBSEQUENT EVENTS

Voluntary Reorganization Proceeding (concurso preventivo)

The adverse financial conditions that MetroGAS faces as a result of this continued delay in its tariff and license negotiation led MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of MetroGAS' outstanding debt obligations, this default resulted in the automatic acceleration of its outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations.

As a result of this reorganization procedure, MetroGAS continues to operate its business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). Once the court issues the resolution commencing the reorganization proceeding, all creditors will have to submit proof of any claims they may have against MetroGAS to the síndico concursal during the time period established by the aforementioned resolution. The síndico concursal will then verify the existence of each creditor's claim and determine its relevant priority. Subsequently, the síndico concursal will prepare and submit to the court a report on MetroGAS' general financial situation and reorganization proceeding. The court will then proceed to classify claims in order of priority based on MetroGAS' input and the report of the síndico concursal.

After this decision is rendered, MetroGAS will have 90 days to propose a reorganization plan to each class of creditors and obtain approval therefrom. If MetroGAS obtains approval from (i) a majority of creditors in each class and (ii) that majority holds more than 66.6% of the outstanding obligations in each class, the proposed plan becomes the reorganization agreement. Such reorganization agreement would then limit the Company's actions until the court declares MetroGAS to be in full compliance with the terms thereof and the reorganization proceeding is officially terminated. Should MetroGAS fail to fully comply with the terms of the reorganization agreement, MetroGAS' creditors can request and obtain a declaration of bankruptcy against the Company.

ENARGAS Intervention

Following MetroGAS' filing for voluntary reorganization on June 17, 2010, ENARGAS issued Resolution No. I-1260 and for the next 120 days appointed Antonio Gómez as MetroGAS's interventor. The Resolution states that the interventor will (a) supervise and control all of MetroGAS' activities that could have an impact in the public service gas supply rendered by the Company, which supply is the core of the license agreement; (b) initiate a corporate audit of MetroGAS; and (c) itemize and appraise all the Company's assets. MetroGAS is uncertain as to the effect such intervention will have over its results of operation and financial condition.

NOTE 22 - SUBSEQUENT EVENTS (Contd.)

Suspension of Trading of the ADSs on NYSE

On June 17, 2010, MetroGAS received a notice of delisting from the New York Stock Exchange (the "NYSE") under Rule 802.01 of the NYSE's Continued Listing Criteria that the Company's ADSs have been suspended from trading on the NYSE and will be delisted from the NYSE as a result of the Company's filing for voluntary reorganization. The last day that the Company's ADSs traded on the NYSE was June 17, 2010. The Company does not intend to take any further action to appeal the NYSE's decision, and therefore it is expected that the ADSs will be delisted after the completion of the NYSE's application on Form 25 to the SEC. The suspension of trading of the ADSs on the NYSE may negatively impact the trading price of the ADSs and the levels of liquidity available to MetroGAS' stockholders.

Additionally, MetroGAS can provide no assurance that it will be able to re-list its ADSs on the NYSE should the Company be successfully reorganized.