Form 20-F
period 2010-12-31
METROGAS INC
filed 2011-04-28
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2010
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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008 and the notes thereto, or our "Annual Consolidated Financial Statements", which have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina ("pwc"), an independent registered public accounting firm, whose report dated April 28, 2011 is included elsewhere herein. See Item 18: "Financial Statements." Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP". Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 28, 2011 on our financial statements as of and for the years ended December 31, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

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

In addition, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina, or "Banco Nación." In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps. 1.00 per US$ 1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps. 1.70 per US$ 1.00 while the official market rate was Ps. 1.40 per US$ 1.00. On February 8, 2002, the Argentine Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2010, the only exchange market available was the free market and the quotation was Ps. 3.9760 per US$ 1.00 and as of April 25, 2011 the exchange rate was Ps. 4.0820 per US$ 1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rates Information" for information regarding exchange rates.

The contents of our website are not part of our annual report.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION

      Selected Consolidated Financial Data

      The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

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

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 28, 2011 on our financial statements as of and for the years ended December 31, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2010 (1)	2010	2009	2008	2007	2006
	(in thousands of US$, except ratios and shares)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Gross sales(a)	282,276	1,122,328	1,074,227	901,564	955,853	873,893
Net sales(b)	271,708	1,080,312	1,039,691	871,961	924,777	845,127
Gross profit(c)	78,758	313,140	304,643	288,611	284,071	248,310
Operating income	14,203	56,472	94,086	117,238	122,724	112,261
Financing and holding results gains (loss) (d)	(36,907)	(146,741)	(170,786)	(130,144)	(114,302)	332,282
Income (loss) before income tax	(21,258)	(84,523)	(68,950)	(11,743)	11,233	445,576
Net income (loss)	(18,032)	(71,697)	(78,342)	(13,549)	15,787	292,553
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Income (loss) per share	(0.03)	(0.13)	(0.14)	(0.02)	0.03	0.51
Dividends per share	-	-	-	-	-	-
Income (loss) per ADS	(0.32)	(1.26)	(1.38)	(0.24)	0.28	5.14
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	271,708	1,080,312	1,039,691	871,961	924,777	845,193
Gross profit(c)	68,190	271,124	270,107	259,008	252,995	219,610
Operating income	17,988	71,521	80,067	99,387	115,543	93,780
Financing and holding results gains (loss) (d)	35,626	141,647	(121,492)	(87,842)	(59,276)	(105,486)
Income (loss) before income tax	55,059	218,915	(33,675)	12,708	59,078	(9,192)
Net income (loss)	51,013	202,826	(188.448)	19,075	93,108	109,128
Earnings (loss) per share	0.090	0.356	(0.331)	0.034	0.164	0.192
Earnings (loss) per ADS	0.896	3.564	(3.311)	0.335	1.636	1.917

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	433,319	1,722,877	1,688,430	1,661,201	1,653,273	1,674,400
Total assets	631,514	2,510,900	2,225,735	2,098,572	2,006,981	2,032,837
Net current liabilities(e)	18,487	73,503	(163,635)	(42,631)	(47,504)	(72,569)
Total financial debt	-	-	920,634	815,327	736,807	730,977
Short-term financial debt	-	-	82,777	2,202	5,809	20,291
Long-term financial debt	-	-	837,857	813,125	730,998	710,686
Reorganization liability	306,924	1,220,331	-	-	-	-
Total shareholders' equity	207,722	825,904	897,601	975,943	989,492	973,705
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	514,647	2,046,235	1,818,235	1,791,270	1,726,299	1,704,682
U.S. GAAP
Total shareholders' equity	107,799	428,607	225,781	414,229	395,154	302,046

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	29,957	119,111	105,756	84,169	62,944	48,915
Depreciation and amortization	18,718	74,421	71,331	69,168	71,800	71,885
Nominal gross interest(h)	8,459	33,632	69,717	59,184	58,168	82,748
Interest income	1,304	5,185	11,580	13,567	8,941	13,261
Net interest expense(i)	7,155	28,447	58,137	45,617	49,227	69,487
EBITDA(j)	34,366	136,640	173,167	187,569	197,335	185,179
Net cash flows provided by operating activities	76,007	302,205	251,480	172,384	118,334	170,237

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2010, which was Ps. 3.9760 per US$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

	For the year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	115.9%	65.8%	85.2%	80.8%	76.4%
Solvency ratio (shareholders' equity/total liabilities)	49.1%	67.7%	87.0%	97.3%	92.0%
Fixed assets ratio (fixed assets/total assets)	68.6%	75.9%	79.2%	82.4%	82.4%
Net income margin (net income/sales)	(6.4%)	(7.3%)	(1.5%)	1.7%	33.5%
Total financial debt/total capitalization	0.0%	50.6%	45.5%	42.7%	42.9%

Ratio of:
EBITDA to nominal gross interest	4.1x	2.5x	3.2x	3.4x	2.2x
EBITDA to net interest expense(h)	4.8x	3.0x	4.1x	4.0x	2.7x
Operating cash flow to nominal gross interest	9.0x	3.6x	2.9x	2.0x	2.1x
Short-term debt to operating cash flow	-	0.3x	0.0x	0.0x	0.1x

Selected Operating Data:
Total number of customers	2,209,959	2,176,327	2,144,612	2,101,733	2,060,130
Residential	2,128,126	2,094,606	2,063,795	2,021,807	1,982,192
Other	81,833	81,721	80,817	79,926	77,938
Kilometers of pipeline	16,493	16,264	16,190	16,100	16,016
Total number of employees	1,039	1,052	1,021	1,014	1,012
	Year Ended December 31,
	2010		2009		2008		2007		2006
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm
transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7
Average daily volume	22.6	798.1	23.6	833.4	23.8	841.1	24.6	868.7	24.3	857.8
Firm (including residential)	13.0	459.1	13.1	462.6	13.4	473.2	13.9	490.9	12.7	448.6
Interruptible	9.7	342.6	10.5	370.8	10.4	367.3	10.7	377.9	11.6	409.2
Load factor(l)	92.1%		95.8%		96.8%		100%		96.8%

Volumes Delivered:
Average daily volume	21.6	762.8	22.6	798.1	22.9	808.7	23.8	840.5	23.4	826.4
Firm (including residential)	12.4	437.9	12.5	441.4	12.9	455.6	13.4	473.2	12.2	430.8
Interruptible	9.2	324.9	10.1	356.7	10.0	353.1	10.4	367.3	11.1	395.6

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

      (f) Total Reorganization Liability to refinance (included financial debt) plus total shareholders' equity.

      (g) Represents additions (excluding materials) and transfers to property, plant and equipment.

      (h) Interest on financial operations (no interest was capitalized during 2006, 2007, 2008, 2009 and 2010).

      (i) Nominal gross interest plus capitalized interest less interest income.

      (j) EBITDA means earnings before interest, taxes, depreciation and amortization. However, we calculate EBITDA as earnings before financial and holding results, income taxes, depreciation and amortization. Financing and holding results includes but is not limited to interest expense. Financing and holding results also include interest income, exchange results, holding results, results of debt restructuring, results from the present-valuing of long term financial debt and others. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. Our EBITDA measure has limitations as an analytical tool, however, and you should not consider it in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP or U.S. GAAP. Some of these limitations include:

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
RECONCILIATION OF EBITDA:	For the year ended December 31,
	(in thousands of US$)	(in thousands of Pesos)
	2010 (1)	2010	2009	2008	2007	2006
Net cash provided by operating activities	76,007	302,205	251,480	172,384	118,334	170,237
Financing and holding results (not using funds)	7,955	31,630	63,170	50,310	55,767	77,377
Net book value of fixed assets written off	(396)	(1,574)	243	(1,271)	(983)	(4,781)
Allowance for doubtful accounts	(1,754)	(6,973)	(8,174)	(1,259)	(2,285)	(2,165)
Allowance for inventory obsolescence	(11)	(43)	(167)	(140)	(725)	(10)
Disposal of fixed assets	(2,158)	(8,581)	(7,439)	(5,767)	(11,280)	(3,807)
Contingencies reserve	(2,380)	(9,464)	(10,445)	(12,702)	(11,397)	(7,950)
Materials consumed	(997)	(3,966)	(8,009)	(2,728)	(1,732)	(2,062)
Minority interest	(65)	(258)	(298)	(245)	(346)	(365)
Changes in assets and liabilities	(41,835)	(166,336)	(107,194)	(11,013)	51,982	(41,295)

EBITDA	34,366	136,640	173,167	187,569	197,335	185,179

      Notes:

      (1) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2010, which was Ps. 3.9760 per US$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

        Exchange Rates Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2010, the Peso/U.S. Dollar exchange rate was Ps. 3.9760 per US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per US$)

Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2006	3.1070	3.0300	3.0746	3.0620
2007	3.1800	3.0580	3.1162	3.1490
2008	3.4680	3.0140	3.1633	3.4530
2009	3.8540	3.4490	3.7299	3.8000
2010	3.9880	3.7940	3.9130	3.9760
Month Ended November 30, 2010	3.9880	3.9570	3.9700	3.9880
Month Ended December 31, 2010	3.9860	3.9720	3.9770	3.9770
Month Ended January 31, 2011	4.0080	3.9320	3.9804	4.0080
Month Ended February 28, 2011	4.0390	4.0090	4.0230	4.0290
Month Ended March 31, 2011	4.0540	4.0280	4.0140	4.0540
As of April 25, 2011	4.0820	4.0500	4.0619	4.0820

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

Argentina's current economic growth and stability may not be sustainable

In 2001 and 2002, Argentina suffered an unprecedented economic, political and social crisis which, among other things, put an end to the Convertibility Regime that had maintained the Peso/U.S. dollar exchange rate fixed at 1 to 1 and inflation at bay. In response to this crisis, the Federal Government introduced a series of measures that affected many sectors of the economy and paved the way for a broader intervention by the government in the economy. Supported by a simultaneous increase in international commodity prices, the competitive advantages resulting from the devaluation of the Peso resulted in a swift recovery of the Argentine economy as imports were substituted with local production and export revenues increased significantly. The Federal Government's financial condition also improved as it increased its revenues primarily as a result of enforcement of export duties. A significant portion of the revenues raised was used by the Federal Government to appease social unrest (through subsidies, social welfare programs, and other measures). However, while the economy recovered significant in 2010, reaching a GDP growth rate of 9.2, uncertainty remains as to whether the current growth and relative stability are sustainable.

Sustainable economic growth depends on several factors, including the international demand for Argentine exports, improved competitiveness of Argentine producers and industries, and, generally, the confidence of foreign and domestic investors and a stable and relatively low inflation rate. The Argentine economy remains unstable for the following reasons, among others:

  high commodity prices in the international market, which are volatile, beyond the control of the country, as evidenced by the considerable decrease that followed the global financial crisis in 2009; and

  the availability of excess production capacity, which has been reduced considerably;

  inflation rates have risen and threaten to increase even more;

  the regulatory environment continues to be uncertain;

  the availability of long-term credit remains limited;

  the domestic saving and investment as a percentage of GDP remains too low to sustain current growth rates;

  the Federal Government's current fiscal surplus has been decreasing as a percentage of GDP and could turn into a fiscal deficit;

  Argentina has not yet completed the restructuring of its defaulted public debt and international financing is limited;

  labor disputes and/or strikes have increased, affecting several sectors of the Argentine economy; and

  the supply of energy may not be sufficient to satisfy an expansion of economic activity in the country.

If Argentina experiences another recession or crisis, this may have a material adverse effect on our business and our financial condition.

The Argentine economy could be adversely affected by local political developments.

During 2011, presidential, congressional, and gubernatorial elections are all scheduled to take place in Argentina. In recent presidential elections, the Argentine securities markets have experienced volatility that has been attributed to uncertainty regarding the new government's economic policy. In addition, congressional and local gubernatorial races may result in changes to fiscal and economic regimes and social policies. There are no assurances that uncertainties preceding or resulting from the 2011 elections will not negatively impact the Argentine economy or its securities markets, and as a consequence our financial condition or results of operations.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In December 2001, the Argentine Government declared a moratorium on a substantial portion of Argentina's public debt (US$ 89.1 billion at the time). After a process of negotiation with the creditors of the Argentine Government, on December 9, 2004 Executive Decree No. 1,735/04 was issued, approving the offer for the restructuring of the defaulted public debt. As a result, 76.15% of investors exchanged their defaulted debt for new securities with a longer term maturity pursuant to the terms of the restructuring. Following such process, the Argentine Government announced the total gross public debt as of December 31, 2005 amounted to approximately US$ 129.2 billion. The decrease was also driven by the fact that the total debt figures since 2005 exclude the debt on securities that were eligible for, but did not participate in, the 2005 exchange offer.

On January 3, 2006, Argentina prepaid its whole outstanding debt to the International Monetary Fund, which amounted to US$ 9.8 billion, using the Central Bank's reserves in excess of the amount necessary to support 100% of the Argentine monetary base.

Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the 2005 sovereign debt restructuring, have filed claims totaling approximately US$16.5 billion before the International centre for Settlement of Investment Disputes ("ICSID") alleging that certain government measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, ICSID has rendered several decisions against Argentina requiring the Argentine government to pay approximately US$913 million plus interest in claims and legal fees. Argentina applied for the annulment of these awards under Chapter VII of the ICSID Arbitration Rules. Separately, in relation to the same subject, the UN Commission on International Trade Law ("UNCITRAL") has, as of the date hereof, issued two awards, ordering the Argentine Government to pay US$238 million plus interest and costs. Argentina also sought annulment of these two awards, but during 2010 both motions for annulment were rejected by U.S. federal courts. Furthermore, a group of holders that did not participate in the restructuring of Argentina's public debt has filed an arbitration request before ICSID for the sum of US$ 4.4 billion.

In 2010, the Argentine government began the process of restructuring its public debt, leading it to commence an SEC-registered exchange offer for its untendered debt. Following the restructuring of the defaulted public debt, on April 15, 2010, the Argentine Minister of Economy and Public Finance announced the main terms of the debt exchange being made to the hold-outs of the 2005 exchange offering, which represent 24% of the outstanding debt of Argentina. The results of the April 2010 exchange offer were announced in June 2010 with 66% of the hold-outs having accepted.

In regards to other debt commitments, at the end of 2010, President Fernandez de Kirchner announced a new start in the negotiations to cancel Argentina's debt with the Paris Club. Such debt amounts to approximately US $8 billion. Such negotiation is presently being carried out by the Ministry of Economy and Public Finance and its terms and conditions have not been made public.

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

In 2002, the Public Emergency Law put an end to ten years of U.S. Dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps. 1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of April 15, 2011, the exchange rate was Ps. 4.0700 per US$ 1.00. See Item 3: "-Exchange Rates Information" for additional information regarding Peso/U.S. Dollar exchange rates.

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

We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness, which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 4.7% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to the devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2010, our nominal financial debt in foreign currency was the equivalent of US$ 260.2 million. (Dollar/Euro rate = 1.3261).

We cannot predict whether, and to what extent, the Peso may further devalue against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine Government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

Restrictions on Argentina's energy supplies could negatively affect Argentina's economic activity

As a result of several years of recession, the forced conversion into Pesos at the one-to-one exchange rate, which led to a significant devaluation of the Peso, and the subsequent freeze of gas and electricity tariffs and the significant devaluation of the Peso, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for non-liquified natural gas and electricity has increased substantially in 2009 and 2010, driven by a recovery in economic conditions and price constraints. If the investment that is required to increase non-liquified natural gas production and energy generation and transportation capacity fails to materialize on a timely basis, economic activity in Argentina could be curtailed.

The Argentine economy may experience significant inflation and none of our Peso revenues are subject to indexing.

In recent years, Argentina has confronted inflationary pressure, driven by significantly higher fuel and food prices, among other factors. According to INDEC, the Argentine consumer price index ("CPI") increased 9.8%, 8.5%, 7.2%, 7.7%, and 10.5% in the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively. From January 1, 2011 through February 28, 2011, CPI rose by 1.5%.

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

See "Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern" in "Risk Factors Relating to Us."

In addition, at the end of January 2007, the INDEC, the Federal Government's statistical agency and the only organization with operative ability to cover large territories and broad volumes of data in Argentina, experienced a process of institutional reform. Private analysts have since cast doubt over the accuracy of the inflation figures (and to other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC. If the CPI and national GDP figures are subsequently found to be incorrect or are restated, the GDP figures presented in this annual form could be incorrect as is. Argentina's inflation may be significantly higher than the rates indicated by recent official reports. In addition, findings that the methodology used to calculate the consumer price index was manipulated by the Federal Government, or that it is necessary to correct the CPI and the other INDEC indexes derived from the CPI, could result in a further decrease in confidence in Argentina's economy, which could, in turn, have adverse consequences for our business and our financial condition.

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

In addition to our 1,039 employees, we rely on a number of third party services providers to outsource certain services. We follow very strict policies to control the compliance by such third party services providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies' labor and social security obligations towards their own employees and employees of third party services providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third party provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

Measures taken by the Argentine Government to address social unrest may adversely affect the Argentine economy and our results of operations.

Argentina faces social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations. The principal challenge of President Fernandez de Kirchner's administration is to generate confidence and create the necessary conditions to allow long-term and sustainable growth. President Fernandez de Kirchner's efforts at generating confidence received a setback when her political party lost the mid-term elections on June 28, 2009. Thus, there is no assurance that President Fernandez de Kirchner's administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If the Argentine Government is unable to foster economic growth, civil unrest and unemployment could return, which could have an adverse effect on the economy and financial system.

In the past, the Argentine Government has enacted laws, decrees and rules that compelled private companies to maintain certain wage levels and provide their employees with certain benefits. Also, both private and public sector employers were affected by the pressure of certain employees or unions to raise salaries and benefits. It is likely that the National Government will adopt new measures that will compel companies to raise salaries and increase benefits in favor of their employees and in favor of unions related to the companies' activities, and that such employees and unions will actively demand such increases. Therefore, our labor costs may increase, adversely affecting the results of our operations.

In March 2008, the Federal Government introduced a system of sliding scale tax rates applicable to certain Argentine exports. This system, which established a maximum price for their products, caused general strikes and demonstrations within the agricultural sector, whose exports had driven the country's recovery to a large degree. These protests interrupted economic activity in the country for several months in the year ended December 31, 2008. Although the Federal Government subsequently terminated this new tax system, the adoption of new tax rates, or the failure of the Federal Government to implement measures favorable to the agricultural sector, could lead to new social unrest.

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

The Argentine economy is vulnerable to economic developments in other markets and any consequential external "contagion" effects, which could have a material adverse effect on Argentina's economic growth and negatively impact the business of the Company.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perceptions of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina.

For example, as a result of the subprime crisis that began in 2007, many financial entities suffered vast losses and certain among them were shut down or were subject to national bailout plans. Notwithstanding past and future government measures implemented to curtail these events, the long-term effects of the subprime crisis on the international financial system remain uncertain and may have an adverse impact in Latin America and the Argentine economy, as well as a negative impact on our business and operations.

Furthermore, international investors' reactions to the events occurring in one market sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies and continues to be affected by events in the economies of its major regional partners. In particular, the Argentine economy was negatively impacted by the political and economic events that took place in developing economies during the 1990s, including those in Mexico in 1994, the collapse of various Asian economies from 1997 to 1998, the Russian economic crisis of 1998, and the Brazilian devaluation in January 1999.

Consequently, any such future events in the economies of both developed countries or emerging markets and consequential "contagion" effect may materially affect the Argentine economy or securities markets and, in turn, our business and our financial condition.

The nationalization of Argentina's pension funds has dramatically changed the dynamics of the local capital markets.

In October 2008, the Government proposed to the Argentine Congress the elimination of the private retirement pension system. This was enacted as law in November 2008 and promulgated as Law No. 26,425, prescribing, among other rules, (i) that the funds accumulated under the private retirement pension system in the previous 14 years will be administered by the Argentine government, (ii) a creation of a public retirement pension system and mandatory citizens' contributions to this new system, and (iii) the elimination of the fund capitalization system. Law No. 26,425 has been supplemented, among other regulations, by Executive Decree No. 2,103/08, which describes the composition of the funds to be managed by the Argentine government and instructions for the administration thereof, and by Executive Decree No. 2,104/08, which regulates the transfer to the Argentine government of all the contributions and documentation of the affiliate members of the fund capitalization system, retroactive to December 1, 2008.

The end to the private retirement pension system has involved a significant loss for the Argentine capital markets, as the Administradora de Fondos de Jubilaciones y Pensiones (Retirement and Pension Fund Administrators) led the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the government became a significant shareholder in many of the country's publicly-held companies and on April 13, 2011, the Argentine Executive Branch issued Decree No. 441/11, which purports to abrogate the 5% cap on the Argentine government's voting rights in publicly held companies. These circumstances may bring about consequences to Argentina's capital markets and companies that are difficult to measure as of the date hereof. In addition to other prospective contingencies, which are difficult to measure at present, these difficulties, the solutions thereto and potential and similar measures in the future have affected and may affect liquidity and investor confidence in Argentina and, in turn, the possibility of funding being obtained in the capital markets by domestic companies like ours.

Risk Factors Relating to Us

Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern.

In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per US$ 1.00 and freeze them at that rate. See Item 3: "Risk Factors Relating to Argentina-Restrictions on the Argentina's energy supplies could negatively affect Argentina's economic activity. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

On January 24, 2003, the Argentine Government issued Emergency Decree No. 120/03, which established that the Argentine Government may provide an interim tariff increase or adjustment that will be in force until the renegotiation process of public service contracts and licenses established by the Public Emergency Law is completed. On January 30, 2003, Decree No. 146/03 and Resolution No. 2,787/03 issued by ENARGAS provided an interim tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we started invoicing our customers for the increased tariffs. However, the National Ombudsman, the Ombudsman of the Autonomous City of Buenos Aires and a number of advocacy consumer organizations filed their objections to both decrees in numerous courts and, pursuant to these objections, a court issued a preliminary injunction prohibiting the tariff increase. As a result of the injunction, on February 27, 2003, we suspended the invoicing of our customers at the increased tariff level and resumed invoicing at the former, lower tariff levels.

During 2007, the number of companies having an agreement with the Argentine Government increased. The first gas distribution company to sign an agreement with the Argentine Government related to the renegotiation of the license and tariffs already received the Executive Power's ratification of the agreement and their stipulated tariff increase became effective on April 1, 2007. On April 26, 2007, two other companies (members of the same economic group) also reached preliminary agreements to renegotiate their gas distribution licenses with the Argentine Government. These companies obtained a 27% increase in their distribution gross margin for all tariff categories except residential customers, starting July 2007 for one of the companies and August 2007 for the second one. During the second quarter of 2007, two other gas distribution companies reached agreements with the Argentine Government on similar terms. During 2008, two additional gas companies reached agreements with the National Government under similar conditions to those mentioned above.

From 2009 to the present, all transition agreements entered into by distribution and transportation companies have been ratified by Executive decree. We, along with another distribution company and two transportation companies, are the only ones that have not signed renegotiation agreements, which permit signators to begin the full rate tariff review. While several companies have ratified renegotiation agreements, only one company (Gas Natural Ban) has had its new tariff schedules approved by ENARGAS, which enables it to invoice its distribution services under the new tariffs.

To date, we have not agreed to the application of the same terms contained in the agreements of the other gas companies in our negotiations with UNIREN due to existing differences between our situation and those of the other gas distribution companies. As a condition precedent to the Argentine Executive Power's approval of the Agreement between us and UNIREN, UNIREN requires that our majority shareholder suspend any and all claims or actions brought against the Argentine Government in response to measures adopted by the Argentine Government as a result of the state of emergency established by the Public Emergency Law. Furthermore, the Agreement states that after the publication in the Official Gazette of ENARGAS resolution that approves the new tariffs, our majority shareholder should withdraw all such claims and actions brought against the Argentine Government. The Agreement provides that we should grant the Argentine Government an indemnity under which we would be responsible for the full cost of any amounts that the Argentine Government is obligated to pay in connection with any claims brought by any of our shareholders. On December 24, 2007, BG, our majority shareholder, obtained a favorable award from the UNCITRAL in a claim brought against the Argentine Government for breach of the Bilateral Investment treaty for the Promotion of Investments executed in 1990 between Argentina and the United Kingdom. The Argentine Government challenged this award in U.S. Federal Court. The U.S. Federal Court upheld such award. We cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of a legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. Dollars or Pesos over time to compensate for any past and future increases in inflation or the devaluation of the Peso. After various rounds of negotiation, we signed a transition agreement with UNIREN (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company-Regulatory Framework-ENARGAS-Current Tariffs" for further details on the Transition Agreement.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, MetroGAS' claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules, even though during June 2010 MetroGAS sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Transition Agreement. In addition, during 2010, several notices were sent to ENARGAS, UNIREN and MPFIPS highlighting the difficulties MetroGAS has experienced in maintaining its solvency and the urgent necessity of signing the Renegotiation Agreement.

Consequently, as of December 31, 2010, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

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

We have thus prepared our annual financial statements for the fiscal year ended December 31, 2010 included herein, assuming that we will continue as a going concern. Consequently, our independent auditors, pwc, issued a report dated April 28, 2011 on our financial statements as of and for the years ended December 31, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements included herein discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18: "Financial Statements." We can offer no assurance that we will be able to overcome these financial difficulties.

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

Following our filing for voluntary reorganization on June 17, 2010 ENARGAS issued Resolution No. I-1,260 and appointed Antonio Gómez as MetroGAS' intervenor for the next 120 days. The resolution states that the intervenor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, which supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets. This intervention has been extended twice, on October 22, 2010 and on February 22, 2011, by means of Resolutions No. I/1,431 and Resolutions No. I/1,612, respectively. We are uncertain as to the effect such intervention will have over our results of operation and financial condition.

Our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange.

As a result of our filing for voluntary reorganization, our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE's application on Form 25 with the SEC on July 15, 2010. The suspension of trading of our ADSs on the NYSE and their subsequent delisting have negatively impacted the levels of liquidity available to our ADS holders as they can only trade their securities (i) on the over-the-counter market in the United States or (ii) after converting them into common shares on the Buenos Aires Stock Exchange. Additionally, we can provide no assurance that we will be able to re-list our ADSs on the NYSE should we successfully reorganize our Company.

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

In order to prevent natural gas shortages in the domestic market and to guarantee the natural gas supply to non-interruptible consumers, pursuant to Resolutions No. 659/04, 503/04, 752/05, 882/05, 939/05, 1,329/06, 1,886/06 and 599/07 (all enacted by the Energy Secretariat) and their regulatory rules, ENARGAS and/or other competent authorities are allowed to redistribute gas volumes and/or reallocate transportation capacities, thereby modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. In our experience, even after these resolutions, we did not experience any significant difficulties regarding deliveries of gas from our suppliers until the winter of 2006.

At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants and insufficient injection of gas at wellheads. In order to prevent shortages resulting from this state of emergency, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors to use gas originally destined for exports and electric generation to meet domestic demand. While this did not affect us because we did not utilize these resources, the Secretariat of Interior Commerce and the Energy Secretariat took further steps in governmental oversight in 2007 by increasing its intervention over our business operations; in particular, they restricted our distribution of natural gas to certain industrial customers and power plant customers, with the goal of guaranteeing the supply of natural gas to non-interruptible customers. The state of emergency continued during 2008, 2009, and 2010. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2011.

Thus, in cases where demand for our services exceeds supply, our license requires us to interrupt deliveries to our industrial and compressed natural gas ("CNG") customers before interrupting the supply to our residential customers. If, after taking such actions we are still unable to supply our residential customers, our license requires that we either (i) declare a state of emergency and follow the instructions of ENARGAS or (ii) adopt the decisions made by an Emergency Committee, comprised of competent authorities and the implicated gas transportation and distribution companies. Furthermore, if such energy interruptions occur as a result of our actions, we may be fined up to US$ 500,000 and become vulnerable to the termination of our license. We may also be exposed to liability for damages caused to our customers by such interruptions.

These continued government interventions, combined with unmet demand, may have an adverse effect on the normal supply of our services to our residential, industrial and power plant customers, affecting the reliability of the distribution system and resulting in a decrease in our sales, which could result in a material adverse effect on our cash flow and results of operations

Demand for our services is highly sensitive to weather conditions in Argentina

Our sales are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly our revenues are, significantly higher during the winter months than during the rest of the year, especially in years with colder winters. Also, in the absence of unusual circumstances, our expenses in years with colder winters do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters. In 2011, if the current government intervention ceases and even if the winter months prove to be unusually cold, we may not be able to record any positive revenue effects because we may (i) have more demand than our current contracted transportation capacity and (ii) experience an increase in fines from our power plant customers if we interrupt the delivery of gas to them beyond a certain limit.

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

In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes into account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 that led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability analysis ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The steel main is now operating at 4 bar. As a result of the quantified risk assessment ("QRA") we performed in 2010, we concluded that the new pressure of the pipe is tolerable in the ALARP zone. Despite the QRA results, however, the replacement of this pipeline is still necessary to restore the reliability of the 22 bar system. In 2010, taking into consideration the importance of this pipe as it connects MetroGAS' network with the distribution company next to MetroGAS' area, and in order to keep the pressure at 22 bar, we replaced a 2km long part of this pipe; however, due to lack of available resources, its complete replacement is not within our maintenance plan for 2011.

In August 2009, there was another incident (related to a failure in the circumferential weld of the pipe) on a 24" steel main operating at 22 bar. Although we are currently performing an evaluation of this pipe , both incidents have increased the operation risk in the 22 bar system. Consequently, we have decided to reduce the pressure in this system until we have completed the assessment of the sections of the pipelines more likely to fail.

We cannot give any assurances as to whether the outcome of these assessments could result in increased investment requirements or whether, if investment requirement were increased, our financial situation would allow us to meet these additional investment requirements. Additionally, the occurrence of similar incidents could adversely affect our results of operations.

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

After a number of extensions, all of our natural gas purchasing contracts expired on July 31, 2007 and January 1, 2011 and we have not entered into any new contracts. The delay in entering into new contracts, as well as the execution of a new contract between the National Government and the gas producers pursuant to Resolution No. 599/2007 of the Energy Secretariat, could adversely affect our operations.

The agreements between the natural gas suppliers and us, provided for in Resolution No. 208/04, expired on December 31, 2006, except for our Wintershall Energia S.A. contract which expired on January 1, 2011. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming almost exclusively from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to supply the non-interruptible demand. For example, on October 4, 2010, ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, MetroGAS has nominated daily the total volume of natural gas needed in accordance with the Procedure to supply its non-interruptible demand.

If new agreements between the National Government and natural gas suppliers are reached, we will have to continue to abide by the terms of such agreements. Additionally, we can offer no assurance that we will be able to enter into ancillary GSAs in a timely manner or that the natural gas producers will confirm and inject all the natural gas volumes we nominate in accordance with the Procedure for Gas Applications, Confirmations, and Control to satisfy our non-interruptible demand. Our continued dependence on agreements between the National Government and the gas suppliers may have an adverse impact on our ability to meet our contracted volumes of natural gas as well as our operating costs and results of operations.

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

As an example, under our license, we are required to make all improvement to our Essential Assets in a reasonable period as well as repair and maintain those Essential Assets which have completed their useful life. In connection with such requirement, we implemented a major capital expenditure program beginning in 1993 designed to extend and renovate mains, regulators, valves, and meters in order to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. However, in response to the Argentine economic crisis and the pesification and freezing of our tariffs, at the beginning of 2002 we had to re-focus our strategy on short-term challenges. Since then, our short-term strategy has aimed at working on our tariff negotiations in order to ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for our debt service payments. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 158.8 million between 2002 and 2006. Our capital expenditures during 2007, 2008, 2009, and 2010 amounted to approximately Ps.  62.9 million, Ps. 84.2 million, Ps. 105.8 million, and Ps. 119.1 million, respectively. Since our tariff renegotiations continued to be delayed, our ability to devote resources to capital expenditures has been significantly hindered and we may not be able to make the required improvements to our Essential Assets. A failure to do so may result in a breach of the Distribution License Basic Rules and ultimately in a revocation of our license.

Furthermore, our bankruptcy would result in the revocation of our license. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our license-Penalties and Revocation." On September 17, 2002, the Argentine Government issued Decree No. 1,834/02 (which shall remain in effect as long as the Public Emergency Law is in effect), which provides that the filing of reorganization proceedings or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

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

  Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for the fiscal year ended December 31, 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require us to make accounting, financial and operational changes. In this respect, on April 22, 2010, our Board of Directors approved our IFRS implementation plan. We are currently ending the evaluation of the IFRS implementation stage.

Therefore, as of the date of this annual report, although the IFRS implementation plan has progressed according to the approved plan, we cannot determine what will be the final impact of our adoption of IFRS and cannot guarantee its adoption will not have a negative effect on us. If the effects do prove to be negative, our financial position, results of operations and shareholder's equity could be adversely affected.

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

Our controlling shareholder, Gas Argentino, has filed a voluntary bankruptcy proceeding. This proceeding may lead to a change of control in our ownership which could require approval from ENARGAS. .

Gas Argentino's only assets are our Class A and B Shares. Therefore, its only source of funds for the payments of its obligations is dividends paid by us. However, pursuant to our restructuring agreement, our capacity to pay dividends to our shareholders is restricted. We cannot distribute dividends until December 31, 2013 and, even then can do so only if we have repaid at least US$ 75 million of our outstanding indebtedness. In addition, since 2002 we have accumulated deficits and pursuant to Article 71 of the Argentine Corporations Law, we cannot distribute dividends until we have recovered such deficits.

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in MetroGAS' concurso preventivo proceedings.

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

In February 2004, the Executive Power issued Decree No. 180/04 which allowed natural gas distributors to seek a controlling participating interest in gas marketing companies. Pursuant to Decree No. 180/04, the Energy Secretariat reserved the right to limit the market share of such gas distributing companies can hold in such gas marketing companies. These market share restrictions have not been imposed yet. However, no assurance can be given either that a limitation on the participation of gas distributors in gas marketing companies or in the market share of these marketing companies may not be put into place in the future.

Following Executive Orders No. 180 and No. 181 of February 13, 2004, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service "G" users, General Service "P" users, and CNG stations could start to purchase natural gas directly. This process was called "gas unbundling".

Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. (YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework, would not materially and adversely affect us.

MetroENERGÍA operates in a highly competitive market.

One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

During 2007, MetroENERGÍA, entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expired on December 31, 2010. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

Additionally, MetroENERGÍA signed invoicing and collection agreements, which were originally effective until May 2008 and were renewed until May 2010, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, No. 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of issuance of this annual report, the renegotiations have not yet concluded. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

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

        Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54)(11) 4309-1434. As of December 31, 2010, we employed approximately 1,039 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the BCBA and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

        As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our license provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 221.7 million between 2002 and 2007. During 2010, 2009 and 2008, our capital expenditures were approximately Ps. 119.1 million, Ps. 105.8 million and Ps. 84.2 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

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

        Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees No. 1,738/92 and 1,189/92. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine Government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia that purchased them. The Argentine Government retained a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine Government has sold much of such retained ownership in certain privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine Government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada ("PPP"). See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders."

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

        Voluntary Reorganization Proceeding (Concurso Preventivo)

        On June 17, 2010, we filed a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court to rehabilitate our financial condition. We are continuing to operate our business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). On July 15, 2010, the Court heard our petition and implemented the following timeline: a) the end of the proof of claim period was fixed for November 10, 2010; b) the deadline by which the sindico concursal must issue a report about each individual claim was fixed for February 22, 2011; c) the deadline by which we must establish classification of creditors' claims was fixed for April 20, 2011; d) the deadline by which the sindico concursal must issue a report about MetroGAS' general financial situation was fixed for May 20, 2011; and e) the end of the exclusivity period, the period during which we may submit a proposal to each creditor individual, was fixed for March 9, 2012.

        As of the date of the issuance of this annual report, the proof of claim period has expired and the deadline by which the sindico concursal must issue a report about each individual claim has passed. The report has been issued and the court has issued a resolution pursuant to Article No. 36 of the Bankruptcy Law, which approved said claims. The submission of the report by the sindico concursal about MetroGAS' general financial situation as well as the submission of the court resolution about the classification of MetroGAS' creditors' claims remain pending.

        The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in MetroGAS' 2010 Balance Sheet in the current financial statements under the line-item "Reorganization Liabilities." These liabilities are considered long-term liabilities, given the aforementioned deadlines and the fact that the reorganization process has not yet ended. Long-term liabilities also include commercial, tax, financial and social debts, among others.

        After the above mentioned court resolution is rendered, we will have 90 days to propose a reorganization plan to each class of creditors and obtain approval therefrom. If we obtain approval from (i) a majority of creditors in each class and (ii) that majority holds more than 66.6% of the outstanding obligations in each class, the proposed plan becomes the reorganization agreement. Such reorganization agreement would then limit our actions until the court declares us to be in full compliance with the terms thereof and the reorganization proceeding is officially terminated. Should we fail to fully comply with the terms of the reorganization agreement, our creditors can request and obtain a declaration of bankruptcy against us. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our filing for voluntary reorganization (concurso preventivo) under Argentine Law on June 17, 2010 makes us subject to the risks and uncertainties associated with such reorganization proceedings."

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

        The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 21.5% of the total deliveries made by all gas distribution companies in 2010. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.0% of the total deliveries made by all gas distribution companies in 2010; it serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 14.4% of the total deliveries made by all gas distribution companies in 2010; it serves the market area generally covering southern Argentina. Litoral Gas S.A. is the fourth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 11.8% of total deliveries made by all gas distribution companies in 2010; it covering the northwest of the Province of Buenos Aires. The remaining gas distribution companies in Argentina are Gas BAN, Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), and Gasnea S.A. (serving the northeastern Argentina).

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

        Supply of and Demand for Natural Gas

          Natural Gas Consumption and Demand

          World demand for natural gas has increased significantly in recent years. Natural gas is distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages compared to other energy sources because of its lower by product discharges. A 2010 United States Energy Information Administration international energy outlook forecasted a 49% increase in worldwide energy requirements from 2007 to 2035 and a 44% increase in worldwide natural gas consumption for the same period.

          Argentina has a well-developed natural gas market, where natural gas constitutes approximately 52% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 30.6 BCM (1,077 BCF) in 2010. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

          The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:
	Consumption of Natural Gas
	1990	2000	2005	2007	2008	2009	2010
Residential
MMCM	4,346	6,967	7,432	9,000	8,521	8,481	9,244
BCF	153	246	262	318	301	300	326
Commercial
MMCM	521	1,053	1,109	1,241	1,207	1,277	1,254
BCF	18	37	39	44	43	45	44
Industrial
MMCM	6,114	8,055	9,169	9,843	10,028	9,326	9,613
BCF	216	284	324	347	354	329	339
Electric power plants
MMCM	5,319	7,141	7,213	7,856	7,789	7,578	6,672
BCF	188	252	255	277	275	268	236
Government entities
MMCM	1,054	340	403	422	402	406	427
BCF	37	12	14	15	14	14	15
CNG(a)
MMCM	218	1,677	3,167	2,858	2,728	2,633	2,652
BCF	8	59	112	101	96	93	94
Others
MMCM	207	293	454	583	588	593	645
BCF	7	10	16	20	21	21	23
Total
MMCM	17,779	25,526	28,947	31,803	31,263	30,294	30,507
BCF	627	901	1,022	1,122	1,104	1,070	1,077

          Notes:

          (a) Primarily used for automobiles.

          Sources: Argentine Energy Secretariat 1992 annual report, 1985 and 1991 Yearbooks of Gas del Estado. Data 2000, 2005, 2007, 2008, 2009 and 2010 were compiled from information provided by CAMMESA and ENARGAS.

          Gas Supplies

      In 2009, Argentina had proven natural gas reserves estimated at 378,820 MMCM (13,378 BCF) with an estimated reserve life of nine years. In 2008, Argentina had proven natural gas reserves estimated at 398,529 MMCM (14,074 BCF) with an estimated reserve life of nine years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 43,295 MMCM (1,529 BCF) in 2010, 48,418 MMCM (1,710 BCF) in 2009 and 50,309 MMCM (1,777 BCF) in 2008. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquen and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Noroeste, Neuquen, and Austral, which together contain approximately 88.0% of Argentina's proven natural gas reserves and accounted for approximately 88.7% of Argentina's natural gas production in 2010. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquen, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquen, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2010, approximately 66.9% originated in the Neuquen basin, and the remaining 33.1% originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data is estimated as of December 31, 2009 and production data is estimated as of December 31, 2010. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.
	Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)

		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquen	Neuquen, Rio Negro, LaPampa, Mendoza (west-central)	157,611	5,566	23,817	841	7
Noroeste	Salta, Jujuy, Formosa (northwest)	61,845	2,184	4,984	176	12
Austral	Tierra del Fuego, Santa Cruz (south)	114,041	4,027	9,593	339	12
Golfo San Jorge	Chubut, Santa Cruz (south)	44,398	1,568	4,847	171	9
Other Areas		925	33	54	2	17
Total		378,820	13,378	43,295	1,529	9

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

      Source: Argentine Energy Secretariat 2010 and 2009 annual report.

      Total Domestic Production. Total Argentine natural gas production during 2010 was 43,295 MMCM (1,529 BCF), a decrease of 10.6% over 2009. At December 31, 2009, total Argentine natural gas proven reserves were 378,820 MMCM (13,378 BCF).

      Neuquen Basin. The Neuquen basin is the largest of the Argentine basins. The Neuquen basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2009, the Neuquen basin accounted for approximately 41.6% of the Argentina's proven natural gas reserves. In 2010, the Neuquen basin produced an aggregate average of 65.3 MMCM (2.3 BCF) of natural gas per day, or 55.0% of the total Argentine natural gas production.

      Noroeste Basin. At December 31, 2010, the Noroeste basin in northwestern Argentina produced an average of 13.7 MMCM (0.5 BCF) of natural gas per day, or 11.5 % of total Argentine natural gas production. As of December 31, 2009, this basin accounted for approximately 16.3% of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2010, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 39.6 MMCM (1.4 BCF) of natural gas per day, or 33.4% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2009 accounted for approximately 30.1% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Natural gas imports. Since 2004, Argentina has undergone a natural gas shortage as the production of natural gas has stagnated due to the lack of incentives and price signals and, in turn, has not been able to accommodate the substantial increase in demand. The gap between gas supply and demand has been covered by natural gas imports from Bolivia beginning in 2004, and also by imports of liquified natural gas (LNG) transported in vessels. The cost of the imported natural gas substantially exceeds the price levels the Government has set in the domestic market.

      Business Overview

        General

        We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2010 annual report. We have approximately 2.2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado.

        The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2010, sales of natural gas to residential customers accounted for approximately 45.9% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-History and Development of the Company-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results."

        Our distribution system consists of approximately 16,493 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

        In the 1992 privatization of Gas del Estado, the Argentine Government granted us a 35-year license, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our license provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our license provide that these tariffs will be adjusted every five years pursuant to a "price cap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1.00 per US$ 1.00, and superseded and suspended a number of these provisions. See Item 4: "-Regulatory Framework."

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

        Our management also has taken and continues to take actions to mitigate the impact of the current economic crisis, including:

        (1) strict management of cash-flow to adjust our financial expenditures to the funds available to us;

        (2) reduction of capital expenditures and preventive maintenance programs without affecting our ability in the near term to serve our customers safely or operate our network in accordance with quality and environmental standards;

        (3) tight control of all price adjustment requests from suppliers and required extensions of payment terms from those suppliers;

        (4) renegotiation of commercial and operational contracts; and

        (5) securing any necessary tax advice to make the best possible tax use of past and future tax losses.

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

        Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2010, we downsized from 2,021 to 1,039 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

        MetroENERGÍA

        In February 2004, the Executive Power issued Decree No. 180/04 which authorized natural gas distributors to hold a controlling participating interest in gas marketing companies. See "Item 3: Key Information - Risk Factors - Risk Factors Relating to our Subsidiary - MetroENERGÍA was constituted within the framework of Decree No. 180/04 issued by Executive Power, which authorized the natural gas distributors to hold a controlling interest in gas marketing companies. Changes in the legislation applicable to us may have a material adverse effect on our financial performance." Pursuant to Decree No. 180/04, the Energy Secretariat reserved the right to limit the market share of such gas marketing companies. These market share restrictions have not been imposed yet. However, no assurance can be given either that a limitation on the participation of gas distributors in gas marketing companies or on the market share of these marketing companies may not be put into place in the future.

        Following Executive Orders No. 180 and No. 181 of February 13, 2004, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service "G" users, General Service "P" users, and CNG stations could start to purchase natural gas directly. This process was called "gas unbundling".

        Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. (YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

        One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

        During 2007, MetroENERGÍA entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expired on December 31, 2010 and as of the date of issuance of this annual report, new contracts have not yet been renegotiated.

        These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

        Additionally, MetroENERGÍA signed invoicing and collection agreements, which were originally effective until May 2008 and were renewed until May 2011, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

        On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. Gas producers, however, are free to decide whether to channel their gas supply directly or through third parties. Since MetroENERGÍA has entered into gas purchase contracts with the gas producers, the Company, through MetroENERGÍA, was able to sign gas supply agreements with industrial and commercial customers both within and outside of our distribution area at the renewed prices and volumes set forth in the Agreement 2007-2011.

        Revenues

        Our consolidated sales during the year ending December 31, 2010 increased by 4.5%, amounting to Ps. 1,122.3 million compared to Ps. 1,074.2 million in the previous year. Sales increased during the year ended December 31, 2010 mainly due to MetroENERGÍA's trading on its own behalf.

        MetroENERGÍA's trading of natural gas on its own behalf amounted to 37.4% of its operations; trading natural gas on behalf of third parties amounted to 62.6%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" in the Statement of Operations.

        The following table illustrates certain information regarding our services to our customers during 2010:
	Information Regarding Services to Customers in 2010
	Volume (MMCM)	Volume (MMCF)	Percentage of Volume (a)	Sales (in millions Pesos)	Percentage of Sales	Number of Customers (b)

Category of Customer
MetroGAS
Gas Sales
Residential	1,940.7	68,533.8	24.6	515.3	45.9	2,128,126
Industrial, commercial and
Governmental	469.0	16,563.7	6.0	89.0	7.9	80,990
Transportation and Distribution Services
Electric power plants	3,373.0	119,116.9	42.8	88.3	7.9	5
Industrial, commercial and
Governmental	834.6	29,473.7	10.6	64.9	5.8	474
Compressed natural gas	553.6	19,551.1	7.0	36.7	3.3	361
Processed natural gas	141.3	4,990.0	1.8	48.8	4.3	2
Other Gas Sales and Transportation and Distribution Services	570.6	20,149.5	7.2	46.1	4.1	1
Subtotal MetroGAS	7,882.8	278,378.7	100.0	889.1	79.2	2,209,959
MetroENERGÍA
Sales on own behalf	768.5	27,138.9	100.0	221.2	19.7	1,049
Selling commission	-	-	-	12.1	1.1
Subtotal MetroENERGÌA	768.5	27,138.9	100.0	233.3	20.8	1,049

Total				1,122.3	100.0	-

        Notes:

        (a) Percentages of all gas delivered.

        (b) Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

        The following is a brief description of the principal categories of our users and the class of service most often provided to users in each category.

          Residential Customers

          We provide service to approximately 2.1 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2009, sales to residential customers accounted for 23.3% and 48.6% of the volume of natural gas we delivered and our sales, respectively. During 2010, sales to residential customers accounted for 24.6% and 45.9% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers decreased from approximately 2.0 BCM (71 BCF) in 2009 to approximately 1.9 BCM (66 BCF) in 2010. We added 30,811 and 33,520 (net) new residential customers in 2009 and 2010, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our license, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/04 ("Pure Program"), pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged for their consumption of natural gas. In 2004, users, who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003, received a discount equal to 10% to 12% on the cost of their annual natural gas consumption; users, who consumed above 95 percent of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. Pursuant to Resolution No. 624/05 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users, who consumed less than 90 or 95% of the amount of gas they consumed during an equivalent period in 2003, depending on the type of user, and adjusted for the average temperature during each period, received a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption is above 90 or 105%, depending on the type of user, paid a surcharge on the gas they consume over those levels. The program is effective from April 15 until September 30 each year. This period however, could be modified by the Energy Secretariat as the program evolves. These resolutions were similarly applied in 2006 and 2007.

          In 2008, ENARGAS instructed us, through Notes No. 9,200/08, No. 9,314/08 and No. 9,921/08, not to apply the Pure Program described above between April and September 2008 under the conditions laid out for 2008. Instead, we were instructed to apply the program under the terms and conditions in force for 2007, as a result of the large number of claims made by consumers affected by the Program. As explained by ENARGAS, the increasing number of complaints led it to begin a comprehensive examination of the Program. As a result of said instruction from ENARGAS, we were compelled to re-invoice the Program and/or give back credit balances in certain cases.

          On February 13, 2004, the Executive Power approved Decree No. 181/04, which divided residential tariffs into three categories (R1, R2, and R3), according to the level of annual gas consumption. Transportation and Distribution tariffs remained the same.

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

          On December 23, 2008, ENARGAS, through Resolution No. 566/08, approved new tariffs for the following categories: R3-1st, R3-2nd, R3-3rd and R3-4th as a result of an additional increase in the price of natural gas at wellhead.

          On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports), a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market. The charge is applied to industrial customers and residential customers in the following sub-categories: R3-1st, R3-2nd, R3-3rd, R3-4th. During 2009, as a consequence of several complaints from customers about considerable increases in their invoices, the Government implemented the following solutions: from May 1 to September 30, residential customers categorized as R3-1st and R3-2nd were not charged with the Trust Fund for Gas Imports; from June 1 to July 31, residential customers categorized as R3-3rd and R3-4th were not charged with the Trust Fund for Gas Imports; from August 1 to September 30, only 30% of the Trust Fund for Gas Imports was applied to residents categorized as R3-1st, R3-2nd, R3-3rd and R3-4th; and only from October 1 onwards was the full tariff applied to all R3 customers. During 2009, ENARGAS and the Energy Secretariat also agreed not to apply the Pure Program due to similar complaints from customers about increases in their invoices.

          Power Plants

          Sales of transportation and distribution services to power plants increased by 9.2% during the year ended December 31, 2010 as compared to the previous year, mainly due to the 8.3% decrease in gas volumes delivered and to the decrease in the average price of said services.

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

          The combined cycle power plants contract for firm transportation and distribution service with a peaking arrangement that allows us to interrupt service during periods of high demand and insufficient transportation capacity or gas supply in order to ensure uninterrupted service to our residential customers. The power plants pay lower tariffs than those permitted by our license, which encourages development of new central power stations in MetroGAS' service area. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to bypass our services."

          Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, covers a portion of our annual firm transportation costs. See Item 4: "-Commercial Contracts-Gas Transportation Contracts."

          Until 2005, most of our power plants and industrial customers purchase gas directly from gas suppliers. This gas was delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allowed us to achieve savings by avoiding (i) the cost of purchasing the gas that was used as compression fuel, which, pursuant to the regulatory framework, cannot be passed on to customers and (ii) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all these customers purchased our distribution and transportation services. See Item 4: "-Business Overview-Bypass Rights and Competition."

          Due to the new Government-approved regulatory system, we have not been allowed to make gas sales to power plants since September 2005. During 2005 and 2006, natural gas was provided partly by MetroENERGÍA S.A.

          Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina decreased by 24.0% between 2007 and 2008, mainly due to the reduction of economic activity in Argentina, increased by 35.0% between 2008 and 2009 and increased by 3.9% between 2009 and 2010.

          According to CAMMESA, of Argentina's total electricity consumption during 2010, about 57.4% was generated by thermal power plants; approximately 34.8% was generated by hydroelectric power plants; approximately 5.8% was generated by nuclear power plants; and about 2.0% was imported.

          Two new combined cycle electric power stations were completed in December of 2009. These power plants are highly efficient and are located outside of our service area and therefore do not form part of our customer base. Consequently, the presence of these new plants could result in a decrease of our sales.

          In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a "Temporary Centralized Dispatch" ("Procedimiento para el despacho de gas natural para la generación eléctrica"). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Consequently, it would impact MetroGAS' sales, which would increase if CAMMESA chooses power plants inside MetroGAS' service area and decrease if CAMMESA chooses plants outside of MetroGAS' service area. It would also impact MetroGAS' penalties, depending upon whether MetroGAS complies with those deliveries or not. Although this program is voluntary, all of MetroGAS' power plant customers participate.

          Industrial and Commercial Users and Government Entities

          Our sales to industrial, commercial, and governmental customers increased by 9.3% during the year ending December 31, 2010 compared to the previous year, mainly due to the 2.7% increase in gas volumes delivered to this customer category. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof.

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

          Customers with a minimum consumption of 3.0 MMCM (106 MMCF) per year and whose operating processes are interruptible or whose natural gas can be substituted with other sources of energy, have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions generally are due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See Item 4: "-Bypass Rights and Competition."

          In light of Resolution No. 752/05, modified by Resolution No. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place in the last months of 2009, extending our sales to December 31, 2010.

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

          As in the case of residential customers, Decree No. 181/04 established the division of minor commercial and industrial users into three categories (SGP 1, SGP 2, and SGP 3) according to their consumption levels. The same tariffs will apply to transportation and distribution services for the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users' consumption. We do not supply natural gas to SGP 3 clients with annual consumption over 0.18 MMCM (6MMCF) per year as they purchase it directly from third parties.

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/04 ("Pure Program"), pursuant to which residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. For a more detailed discussion of the discounts and surcharges of the Pure Program, see Item 4: "―Residential Customers."

          Compressed Natural Gas ("CNG") Service

          Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations.

          Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/04. The tariff for CNG users consists of a fixed charge per invoice, a charge per unit consumed, and a demand charge. The volume of transportation firm capacity of the segment decreased by 6.4% with respect to the volumes contracted for in December 2009 (from 2.50 MMCM to 2.35 MMCM per day).

          Our transportation and distribution sales to CNG stations decreased by 2.9% during the year ending December 31, 2010 compared to the previous year, mainly due to the decrease of 1.1% in gas volumes delivered to this customer category.

          During 2010, a new auction for providing natural gas to a CNG refueling station was held. ENARGAS Resolution No. 1,174/10 extended the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure that those CNG stations who contracted for interruptible service capacity receives a minimum daily volume until April 30, 2011. The total amount of natural gas assigned to CNG stations was 2.42 MMCM per day. Furthermore, during 2010, gas distribution companies had to again represent CNG filling stations in their natural gas applications before the Electronic Gas Market ("EGM"). This auction for the purchase of natural gas by CNG filling stations within EGM occurred in October 2010.

          Processed Natural Gas Service

          We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahia Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2010 remain constant compared to the previous year, mainly due to a decrease in the average prices partially offset by an increase of 2.2% in volumes delivered.

          MetroENERGÍA sales

          MetroENERGÍA's natural gas and transportation sales increased from Ps. 184.4 million during the year ending December 31, 2009, to Ps. 221.2 million during the year ending December 31, 2010, mainly as a result of a 28.1% volume increase in gas delivered to customers. During 2010, gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 768.5 MMCM, compared to the 600.1 MMCM delivered in 2009; meanwhile, gas volumes corresponding to sales on behalf of third parties reached 458.7 MMCM, compared to the 526.0 MMCM delivered during 2009. Commissions for MetroENERGÍA's operations on behalf of third parties decreased from Ps. 15.9 million during 2009 to Ps. 12.1 million during 2010, due to the expiration of certain invoicing and collection agreements which MetroENERGÍA had signed with natural gas producers for the delivery of their product to CNG filling stations.

          Throughput Experience

          Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2006, 2007, 2008, 2009 and 2010, our load factors were 98.7%, 100%, 96.8%, 95.8%, and 92.1% respectively.

          As of December 2010, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted to Bahia Blanca, which is used to recover the heat after the generation of subproducts, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

          Since 2005, the production of gas has been insufficient to meet local demand as a result of the gas and electricity supply bottleneck that Argentina has faced since 2002. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors gas that was originally destined for exports and electric generation to use for their clients. These resources were utilized by all distributors (except us), which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we implemented, (of buying gas for the long-term, spot prices, and long-term for transportation), allowed us, through 2007, to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. The state of emergency continued during 2008, 2009 and 2010. As a consequence of these shortages in 2007, we had to suspend service to CNG customers within our service area for a couple of days to meet our residential customers' demand.

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

          Since August 2008, a propane injection air plant ("PIPA") has been connected to MetroGAS' network. It will allow for the injection of additional volumes of a natural gas equivalent up to 1.5 MMm3/day. If economically viable, it will serve as an alternative supply of natural gas should demand during the winter months require it. During 2009, PIPA was only used in test mode. During 2010, PIPA injected 32.7 MMm3 with a maximum of 1.12 MMm3 per day.

          Slow Paying Accounts and Overdue Receivables

          Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.  67.6 million at December 31, 2010, Ps.  91.0 million at December 31, 2009, and Ps. 83.8 million at December 31, 2008. As of December 31, 2010, we had a reserve of Ps. 21.9 million against past due receivables.

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

          Our high-pressure system is made of welded steel construction, approximately 85% of which is under 50 years old. Approximately 48% of the medium-pressure system is constructed of welded steel and approximately 52% is constructed of polyethylene. Approximately 75% of the polyethylene medium-pressure system is less than 15 years old, and over 96% of the entire medium-pressure system is less than 35 years old. The low-pressure system is almost completely made of cast iron and is approximately 55 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

          Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16,493 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 346 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

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

        We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2010, we handled all gas leaks reported by the public that were classified as high priority within the first two hours of them being reported. We handled 99% of those high priority leaks within an hour of their being reported.

        Preventive maintenance activities seek to minimize the risk of supply failure and are responsible for the system's scheduled and unscheduled maintenance activities. In the recent years, we have not been able to mitigate the risk of supply failure due to restrictions on resources that impact these preventative maintenance activities.

        During 2010, we engaged in a series of infrastructure projects to improve the reliability of our gas distribution network. A 22 bar high pressure pipeline, approximately 6km in length and 6" in diameter, was built in order to reinforce the San Vicente, Buenos Aires' supply.

        We continue replacing older, mainly cast iron, mains. In addition, in 2010 we replaced small sections of a high pressure pipeline which were considered insecure. We continue with our maintenance program of pressure regulator stations, which allow us to reduce our operative risk while at the same time increase our network's reliability. Replacement priority is given on the basis of the level of the associated risk.

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

        In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 that led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability analysis ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The steel main is now operating at 4 bar. As a result of the quantified risk assessment ("QRA") we performed in 2010, we concluded that the new pressure of the pipe is tolerable in the ALARP ("As Large As Reasonable Possible") zone. Despite the QRA results, however, the replacement of this pipeline is still necessary to restore the reliability of the 22 bar system. In 2010, taking into consideration the importance of this pipe as it connects MetroGAS' network with the distribution company next to MetroGAS' area, and in order to keep the pressure at 22 bar, we replaced a 2km long part of this pipe; however, due to lack of available resources, its complete replacement is not within our maintenance plan for 2011.

        In August 2009, there was another incident (related to a failure in the circumferential weld of the pipe) on a 24" steel main operating at 22 bar. Although we are currently performing an evaluation of this pipe, both incidents have increased the operation risk in the 22 bar system. Consequently, we have decided to reduce the pressure in this system until we have completed the assessment of the sections of the pipelines more likely to fail.

        Commercial Contracts

          Natural Gas Purchase Contracts
            Deregulation of the Price of Gas

            The price of natural gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2731/93 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased, in dollars, from the previously regulated price of US$ 0.97 (Ps. 0.97) per MMBTU to a weighted average of US$ 0.59 (Ps. 1.83) per MMBTU at December 2005.

            The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of our gas costs that we pass through to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See Item 4: "-Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our license." Our license provides that ENARGAS may review whether the price increases were incurred prudently. In August 1994, the Argentine Government enacted Decree No. 1,411/94, which empowers ENARGAS to limit the pass-through of the price of gas to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field. This empowerment arises when ENARGAS finds that the contracts under which we purchased gas were not the product of a transparent, open, and competitive process.

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

            Current Gas Purchase Contracts

        In late 2003, we reached agreements with our gas suppliers ("Revised Purchase Contracts"). As part of these agreements, we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 ("the Existing Contracts"). As a result of these negotiations our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L. (collectively, the "Total/Pan American Energy/Wintershall Contract") and our contract with YPF (the "YPF Contract") were amended. The Public Emergency Law and Decree No. 214/02, which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements that are essential to provide our licensed service. Subject to the continuing compliance of the National Government with the obligations it has assumed, under the provisions of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices ("2004 Agreement") and as a result of the renegotiations of contracts with most of our gas suppliers, gas producers whose contracts were renegotiated have committed themselves to suspending actions and procedures brought against the gas distributors for claims resulting from the above-mentioned law. As of August 1, 2007, this suspension is considered a permanent waiver in accordance with Resolution No. 599/07.

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

        On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

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

        On October 4, 2010 ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. The aim of this supplemental regulation is to determine the minimum consumption levels of large users, in order to manage natural gas dispatch and curtailments during periods of shortages of natural gas. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, MetroGAS has nominated daily the total volume of natural gas needed to supply its uninterruptible demand.

        In addition, distribution and transportation licensees are required to obtain some information from Large Users, other Direct Shippers and General P and General G clients with a daily consumption in excess of 5,000m3 of natural gas. The data to be provided by these users includes (i) a basic description of their production processes; (ii) the type and characteristics of transportation and distribution contracts; (iii) the maximum daily consumption levels during the winter season and average daily consumption (in cubic meters); (iv) a description of main equipment and auxiliary facilities; (b) regular consumption needs for each piece of equipment; (vi) consumption levels for minimum production needs; (vii) the minimum consumption needs in order to avoid damages in equipment or auxiliary facilities;(viii) descriptions of available alternative sources of fuel; (ix) any environmental concerns related to supply interruptions; and (x) the annual maintenance outage.

        The following table sets forth the daily aggregate amount of natural gas we may purchase under our long-term contracts as of December 31, 2010, during the years and seasons indicated, and our seasonal daily take-or-pay obligations under such contracts:

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

            Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003, we reached agreement with our gas suppliers on the Revised Purchase Contracts. As part of such agreements, we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement, we renegotiated our gas supply contracts. See Item 4: "-Current Gas Purchase Contracts." Our take-or-pay commitments through 2010 under those gas purchase contracts required us to pay an average 90% of the cost of gas that we are entitled to purchase under such contracts. No payments have been made under these take-or-pay commitments.

            Limitations on Short-Term Gas Purchase Contracts

          Executive Decree No. 2,731/93 established a system whereby all gas purchases and sales made under contracts having duration of more than six months are deemed to be made in the long-term natural gas market. All other gas purchases and sales are deemed to be made in the short-term natural gas market. This decree requires that sellers and buyers of natural gas register in a special registry and establishes several reporting obligations regarding volumes, prices, shipping and delivery points, and the absence of clauses that restrict or distort competition. All information furnished pursuant to these requirements is to be treated by the Energy Secretariat as confidential. Pursuant to these regulations, distribution companies (including us) are allowed to purchase no more than 20% of their gas supplies in the short-term natural gas market. The ceiling on purchases in the short-term natural gas market may be waived by the Energy Secretariat in the event of force majeure and may be increased to 40% upon development of increased competitiveness in the short-term natural gas market.

          From 1999 to 2005, we purchased gas in the spot market, taking advantage of Executive Decree No. 1,020/95, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. During 2006, 2007, 2008, 2009 and 2010, we did not make any gas purchases in the spot market.

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

            The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2010, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

            In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007, 2008, 2009 and 2010. See Item 4: "-Final Transportation Balance."

            Decree No. 180 and the regulations issued thereunder to date establish an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Additional regulations were imposed by the Ministry of Planning Resolution No. 185/04 (published in the Official Gazette on April 20, 2004), which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/04 to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 CM/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply our firm customers. This award became available in the second half of 2005.

            Overall Transportation Rights

            As of December 31, 2010, we had contracted for aggregate firm transportation capacity of 24.6 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

            TGS Transportation Rights

            As of December 31, 2010, we had available firm transportation capacity with TGS of 22.04 MMCM (779 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquen, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahia Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See Item 4: "-Business Overview-Revenues-Processed Natural Gas Service."

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

            TGN Transportation Rights

            As of December 31, 2010, we had available firm transportation capacity with TGN of 2.54 MMCM (90 MMCF) of gas per day.

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

            Final Transportation Balance

        In order to face an estimated peak demand for non-interruptible service of approximately 23.6 MMCM (833 MMCF) per day, since 2006 we have contracted for an aggregate firm transportation capacity of 24.6 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during winter periods. Except for 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 92.1%, 95.8% and 96.8% for 2010, 2009 and 2008, respectively.

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

          Pursuant to the Public Emergency Law and Decree No. 214/02, our Dollar-denominated payment obligations under the Technical Assistance Agreement were converted to Pesos at the rate of Ps. 1.00 per U.S. Dollar, plus a CER adjustment. Consequently, and due to our financial situation, the parties entered into an amendment, or the "Amendment," to the Technical Assistance Agreement, which became effective on March 1, 2002. The Amendment requires us to pay an annual fee equal to the greater of (a) Ps. 0.36 million, adjusted by CER, or the "Fixed Management Fee," and (b) 7% of our net profits, or the "Profit Fee," if a financial debt restructuring is achieved. The Amendment also established the following: from the fiscal year in which the Profit Fee is higher than Ps. 3 million adjusted by CER as of March 31, 2002 and provided we achieve a financial debt restructuring, the Amendment loses further effect. In addition, we shall make annual payments of an amount equal to the Fixed Management Fee of Ps. 3 million adjusted by CER as of March 1, 2002, less any payments made pursuant to the Amendment. This deferred fee is payable in equal monthly payments over thirty-six months.

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

        On June 1, 2000, ENARGAS issued Resolution No. 1,748/00, which introduced amendments to the Service Regulation for "Small" and "Large" General Service Users. The Resolution permits users of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis; it also allows users of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any proposed bypass was reduced from six to three months. On December 15, 2000, we objected to these changes by filing for an administrative proceeding. This matter has not yet been resolved.

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

        In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a "Temporary Centralized Dispatch" ("Procedimiento para el despacho de gas natural para la generación eléctrica"). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Consequently, it would impact MetroGAS' sales, which would increase if CAMMESA chooses power plants inside MetroGAS' service area and decrease if CAMMESA chooses plants outside of MetroGAS' service area. It would also impact MetroGAS' penalties, depending upon whether MetroGAS complies with those deliveries or not. Although this program is voluntary, all of MetroGAS' power plant customers participate.

        Environmental and Safety Matters

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

        To ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards were successfully audited in December 2010 and maintained HSE Management System's certification.

        Furthermore, MetroGAS has received an award from ALASEHT (Asociación Latinoamericana de Seguridad e Higienen en el Trabajo) in recognition for "having continuously developed recognized important actions for the preservation of Health and Life of its Members as well as Environmental Protection."

        Insurance

        As of December 31, 2010, we maintained insurance coverage for third-party loss and casualty for up to US$ 50 million. Our physical assets were insured for up to US$ 79.2 million. We believe that our insurance coverage corresponds with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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

          The Gas Act and Our License

Along with other regulatory decrees, the Pliego, the respective transfer agreements, and the licenses of each of the privatized gas companies, the Gas Act, together with Decree No. 1,738/92, as amended, or the "Executive Decree," establish the legal framework for the transportation, distribution, storage, and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

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

            Expansion

            Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to affect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities, but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. An initial resolution regulating expansions was issued by ENARGAS on July 22, 1993, and a new resolution was issued on October 9, 2009. These resolutions regulate the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from users or third parties. These resolutions require that the distributor prove the accuracy of its assertions when the distributor maintains that the expansion is economically infeasible and consequentially requires contributions from users or third parties. Subject to ENARGAS' approval, consumers may then contribute to construction of facilities deemed by the distributor to be economically infeasible.

            Easements

            Our license authorizes us to occupy public property without charge for the purpose of rendering the licensed service; if a charge is levied by a provincial or municipal authority, we may add a surcharge to the relevant tariffs to recover our added costs. Our license also grants us the right to obtain easements over private property required to carry out the licensed service, subject to a payment of compensation to the landowners. The Argentine Government originally had the responsibility of transferring title of the existing easements to us in our service area. When ENARGAS failed to complete the transfer of existing easements, the Licensees were handed the task of completing the transfers and negotiating with the landowners. This task is currently taking place under the supervision of ENARGAS.

            Penalties and Revocation

            Our license established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines, and revocation of our license. See Item 4: "The Gas Act and Our License-Expiration." These penalties may be assessed by ENARGAS based on, among other considerations, the breach's magnitude or its effect on the public interest. Fines of up to US$ 500,000 may be levied for multiple breaches of the License terms.

            Our license may only be revoked by the Argentine Government and then only upon ENARGAS' recommendation. Our license specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other case, the failure must be due to reasons attributable to us. The Argentine Government also may terminate our license if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (See Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our license, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our license without ENARGAS' approval. Additional events, which will result in the cancellation of our license, include a gross failure by us to make mandatory investments or to meet our other obligations under our license, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our license requires that we receive notice and an opportunity to cure before termination. The Argentine Government has issued Decree No. 1,834/02, which provides that, during the state of economic emergency declared by Law No. 25,561, neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us will cause the termination of our license. The economic emergency was extended in several opportunities but, pursuant to Law No. 26,563, the state of economic emergency expires on December 31, 2011. We cannot guarantee that the suspension of this provision of our license will remain in effect after that date.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, 1,874/09, 1,038/10, and 1,688/10. Consequently, a government appointed intervenor oversees ENARGAS. This intervention may affect our business area negatively in the immediate future.

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

            On May 19, 2010, ENARGAS Issued Resolution No. 1,215, which expanded the definition of Essential Assets for transportation and distribution of natural gas services to include all computer databases related to the provision of the public services, including those related to measuring, invoicing and payment of such services. The revised definition of Essential Assets reads as follows: all tangible and non-tangible assets acquired by transportation and distribution licensees as from December 28, 1992, along with all the equipment and information contained in IT databases that are essential for the correct and timely provision of the licensed services, and for the adequate commercial management of clients and users. Subsequently, on July 12, 2010, ENARGAS issued Resolution No. 1,217, which clarified the definition of Essential Assets in relation to IT databases by limiting them to "all information contained in IT databases that are valid and essential for the correct and timely provision of the licensed services and for the adequate commercial management of clients and users and all material equipment that allows the creation, management, protection and distribution of such information to ENARGAS."

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

On April 29, 2004, the Energy Secretariat issued Resolution No. 415/04, pursuant to which residential and commercial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2004, users who consumed less than 90% of the amount of gas they used during the same invoiced period of 2003 have received a discount equal to 10% to 12% on the cost of their annual natural gas consumption, while users who used above 95% of the gas they consumed during the same invoiced period of 2003 have paid a surcharge on the gas they consume over the 95% level.

On May 11, 2004, ENARGAS by means of Resolution No. 3,014/04 approved, on a temporary basis, the tariff framework expressed in Pesos applicable to the period extending from May 1, 2004 to September 30, 2004. On October 28, 2004, ENARGAS by means of Resolution No. 3,092/04 approved, on a temporary basis, the Tariff Framework, expressed in Pesos, applicable to the period extending from October 1, 2004 to April 30, 2005.

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. Pursuant to Resolution No. 624/05 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users consuming less than 90% or 95%, depending on the type of user and the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption was above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consumed over those levels. The program will be effective from April 15 until September 30 each year, and this period could be modified by the Energy Secretariat as the program evolves.

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

However, on September 19, 2008, ENARGAS issued Resolution 409/08, which establishes new tariff sub-categories for residential customers, effective from September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

On September 19, 2008, the Energy Secretariat issued Resolution No. 1,070/08 which approved an agreement with the natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution 446/08, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution No. 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution 409/08. ENARGAS Resolution 446/08 also eliminated the daily differences which were previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution 466/08 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

On December 23, 2008, ENARGAS issued Resolution 566/08 which approved a new tariff schedule, incorporating an additional increase in the price of natural gas at wellhead into the tariffs for the following customer categories: R3-1st, R3-2nd, R3-3rd and R3-4th.

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

During 2005, the Government implemented a fiduciary fund to expand the transmission capacity to 4.7 MMCM. In January 2007, through Resolution No. 3,689/07, ENARGAS stipulated that we are responsible for the invoicing, collection and settlement of another fiduciary fund, the fiduciary fund 2006-2008, and shall invoice and receive the above-mentioned charge from SGP3, and FD ("firm distribution")/FT ("firm transportation") clients from January 1, 2007. Residential, CNG, SGP1, and SGP2 customers are excluded from the fiduciary fund charge. With this second fund, the transmission capacity will be expanded by approximately 22.5 MMCM over the 4.7 MMCM capacity created by the first fund. Both fiduciary funds imply an increase in the transmission cost of, 411% for SGP3 and 462% for FD and FT customers with regard to the 2001 transport tariffs. On December 9, 2010, the Government issued Resolution No. 2,289/10 in order to decrease by 50% the value of the fiduciary fund created in 2005 as it has almost recovered the investments for the expansions. Additionally, the fiduciary fund 2006-2008 was increased by 50%. As a result of both changes, the customer's invoices remain the same.

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

The following is the list of resources, which comprise the fiduciary fund:

    Tariff charges currently being applied to gas transportation and distribution users within all categories

    Special credit programs to be entered into with national and international institutions

    Specific contribution amounts to be assigned to participants in the gas sector

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2010 for each class of service:

        Maximum Tariffs at December 31, 2010
	Maximum Tariffs as of December 31, 2010
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

On January 24, 2003, the Argentine Government issued Emergency Decree No. 120/03, which established that the Argentine Government may provide for transition tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 03, Decree No. 146/03 and ENARGAS Resolution No. 2,787 provided a transition tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we began invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the city of Buenos Aires and certain consumer advocacy organizations filed objections to the increased tariff with various courts. Consequently, a court issued a preliminary injunction prohibiting the increase to these tariffs. In accordance with the preliminary injunction, we ceased invoicing our customers at the increased tariff level and resumed invoicing at the former lower tariff levels on February 27, 2003.

Through Decree No. 311/03, dated July 3, 2003, the Argentine Government created UNIREN with the objective of providing advice on the renegotiation of 64 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister. UNIREN continues the contract renegotiation process developed by the previous Contract Renegotiation Committee and assumes responsibility for all issues in progress.

During 2002 and 2003, although we (i) strictly complied with the submission of all information required, (ii) the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and (iii) licensees, including us, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submission of information) of such renegotiation process.

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

After various rounds of negotiation, we signed a transition agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as of September 2008). In addition, during June 2010, MetroGAS sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Transition Agreement.

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

On December 16, 2009, UNIREN sent MetroGAS a letter that sought to enhance the understanding by all parties to the terms of the license renegotiation. Therein, UNIREN identified some changes to the conditions set forth in the Transition Agreement, such as the dynamic segmentation of residential customer invoicing. UNIREN also reaffirmed that the renegotiated license is contingent upon all of our shareholders continuing to hold their shares until the new tariff scheme is in place. While this December 2009 letter moved the dialogue forward, no consensus has been reached between the National Government, the Company, and the Company's shareholders to date.

On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, MetroGAS' claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules even though during 2010, several notices were sent to ENARGAS, UNIREN, and MPFIPS highlighting the difficulties MetroGAS has experienced in maintaining its solvency and the urgent necessity of signing the Renegotiation Agreement.

As of December 31, 2010, we have neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS. During 2010, MetroGAS complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A., and on March 22, 2010, the letter of understanding, signed by both parties, was sent to ENARGAS and the MPFIPS.

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

            Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our license authorize us to pass through to our users the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine Government enacted Decree No. 1,411/94, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers' bills, as appropriate, through a tariff adjustment.

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

            The enactment of the Public Emergency Law and of Decree No. 214/02 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. However, the Public Emergency Law and this decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our customers, via tariffs, of the entire amount of our costs incurred in purchasing gas in the spot market within the terms of Decree No. 1,020/95. See Item 4: "-Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts." Notwithstanding the foregoing, we do not purchase gas in the spot market, since, through the Government's intervention over the domestic gas market in 2004 and the execution of several gas supply agreements between gas producers and the Government, we have been told to meet our non-interruptible demands.

            Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations of passing on important costs of gas, can adversely and substantially affect us.

            U.S. PPI Adjustments to Tariffs and Related Disputes

            On January 10, 2000, ENARGAS issued Resolution No. 1,477/00, which adjusted our tariffs as of January 1, 2000, but did not include an adjustment reflecting an increase in the U.S. PPI as contemplated by our license prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine Government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI for the first half of 2000.

            On July 17, 2000, the distribution and transportation companies, ENARGAS, and the Argentine Government agreed to increase tariffs as of July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000, and (b) by the amount that would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund." The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine Government ratified the foregoing by Decree No. 669/00 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

            On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued, which suspended Decree No. 669/00 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman's jurisdiction was made by ENARGAS, the Ministry of Economy, and the gas licensees (including us) but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/00, that is, without the U.S. PPI linkage. Since the Public Emergency Law eliminated the U.S. PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the U.S. PPI adjustment illegal and will try to recover the benefits of such adjustment up to the effective date of the Public Emergency Law.

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

            Through Resolution No. 1,477/00, dated January 10, 2000, ENARGAS adjusted our tariffs as of January 1, 2000, applying the K Investment Factor resulting from investments, resulting in a distribution margin increase of 0.51% applicable to residential customers, of 0.37% applicable to small volume general services and of 0.44% applicable to CNG users. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the U.S. PPI during the first half of 2000.

            Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000 as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in U.S. PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such U.S. PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Power approved such deed and the financing mechanism through Decree No. 669/00. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/00, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the U.S. PPI adjustment. See "-U.S. PPI Adjustments to Tariffs and Related Disputes."

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

            Through Resolution No. 2,611/02 dated May 31, 2002, ENARGAS provisionally approved the tariff chart effective from May 1 to June 30, 2002 with a gas component value identical to the one approved for the previous winter period. In July and August 2002, ENARGAS, through Resolutions No. 2,653 and 2,691, established the extension of the tariff charts approved by Resolution No. 2,611/00 for an undetermined period of time.

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

            Surcharge on Gas Consumption

Law No. 25,565 and Decree No. 786/02 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps. 0.004 per cubic meter of gas applicable to all gas consumption, or the "Surcharge." The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

The gas producers are required to act as collection agents of the Surcharge and must include the amount of the Surcharge into their invoices for sales of gas to distributors, which are entitled to pass on such Surcharge to their customers. Decree No. 786/02 establishes certain mechanisms to ensure that gas distribution companies will be able to pass through the cost of the Surcharge without suffering any losses or obtaining any gain.

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

Also in February 2004, the Executive Power issued Decree No. 181/04 allowing the Energy Secretariat to enter into an agreement with the natural gas producers to inter alia adjust the price of natural gas at the point of entry of the transportation system payable by natural gas distribution companies. The agreement established in this Decree was promulgated by Resolution No. 208/04.

Pursuant to Decrees Nos. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued several regulatory rules providing for, among other things, the suspension of exports of natural gas, the setting of discounts or surcharges to certain users, the creation of a regime of curtailments to the transportation and distribution services aiming to guarantee the supply of natural gas to the domestic market, and particularly, non-interruptible users. Subsequently, a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: (i) suspension of the exportation of surpluses of natural gas useful for internal supply, (ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, (iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which we have restructured all of its natural gas purchase contracts, (iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed those thresholds, which are established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, (v) creation and constitution of a Trust System through a Trust Fund, (vi) approval of a useful curtailment mechanism to ensure supply to non interruptible customers, and (vii) approval of the Implementation Agreement of the EGM between the BCBA and the Energy Secretariat through which EGM started functioning.

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

In December 2005, the Energy Secretariat issued Resolution No. 2,020/05, which supplements Resolution No. 752/05 and modified the "unbundling" deadlines established by the latter as follows: (i) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 30,000 CM/month and 150,000 CM/month, January 1, 2006, (ii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 15,000 CM/month and 30,000 CM/month, March 1, 2006, (iii) for General Service "P" consumers that during the period April 2003-March 2004 consumed between 9,000 CM/month and 15,000 CM/month, not specified up to date, and (iv) for CNG supply stations, March 1, 2006 (this last deadline was further extended to April 1, 2006 by Resolution No. 275/06).

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, 1,874/09, 1,038/10 and 1,688/10. The intervention currently is effective until July 2011. We cannot assure you that this intervention will not negatively affect our business area in the immediate future. We cannot assure you that the interpretation and application of the above mentioned regulations, together with any future changes to ENARGAS and the regulatory framework would not materially and adversely affect us.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to guarantee supply to the non-interruptible demand.

On May 7, 2008, ENARGAS issued Resolution No. 259/08 repealing former Resolution No. 622/98 and establishing a more flexible regime regarding natural gas specifications (the "New Specification Regime"). The New Specification Regime was designed to inter alia alleviate the Argentine energy crisis by softening the specifications required for the injection of natural gas into the transportation systems. Resolution No. 259/08 provides for procedures and guidelines to guarantee the natural gas quality specifications and the protection and security of the transportation systems. Pursuant to the New Specification Regime, volumes of natural gas that do not meet the specifications may be injected into the transportation system provided that upon their mix with the rest of the natural gas injected by other gas producers, they do not alter the specifications below those set forth in the New Specification Regime. Therefore, in order to inject natural gas that does not meet the required specifications the produced must enter into a so-called "Quality Correction Agreement" with other producers whose natural gas meets the specifications provided in the New Specification Regime. Pursuant to the New Specification Regime, such agreements could also be entered into between producers and transporters provided that the mixture of the producers' low quality natural gas with the higher quality natural gas injected into the transporter's pipeline meets the specifications set forth in the New Specification Regime.

On September 19, 2008, ENARGAS issued Resolution No. 409/08, which established new tariff sub-categories for residential customers, effective September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

On September 19, 2008, the Energy Secretariat issued Resolution No. 1,070/08 which approved an agreement with the natural gas producers. One of the key features of said agreement is an increase in the price of natural gas at wellhead.

On October 10, 2008, ENARGAS issued Resolution No. 446/08, which approved new tariff schedules. These new tariff schedules incorporated the increase in the price of natural gas at wellhead approved by Energy Secretariat Resolution No. 1,070/08 into the tariffs for each of the different customer categories established under ENARGAS Resolution No. 409/08. ENARGAS Resolution No. 446/08 also eliminated the daily differences previously in force. However, as a result of lobbying by consumer associations, on October 20, 2008, ENARGAS issued Resolution No. 466/08 which reinstated the daily differences for the R1, R2-1st and R2-2nd sub-categories of residential customers (less than 800CM /per annum) and sub-distributors.

On November 27, 2008, the Executive Power approved Decree No.2,067/08 (published in the Official Gazette on December 3, 2008) which created the Trust Fund for Gas Imports, a fiduciary fund established for the purpose of financing the future imports of natural gas and LNG.

On December 23, 2008, ENARGAS issued Resolution No. 566/08 which approved a new tariff schedule, incorporating an additional increase in the price of natural gas at wellhead into the tariffs for the following customer categories: R3-1st, R3-2nd, R3-3rd and R3-4th.

On October 4, 2010 ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Since October 1, 2010, when such Procedure entered into force, MetroGAS has nominated daily the total volume of natural gas needed in accordance with the Procedure to supply its non-interruptible demand. See Item 4-Commercial Contracts-Natural Gas Purchase Contracts.

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

Circular No. 05/05 of the EGM opened a registration period for agents willing to operate in the EGM. On March 18, 2005, our Board of Directors approved the creation of a new company, MetroENERGÍA S.A., or MetroENERGÍA, which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroENERGÍA and own 95% of its capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroENERGÍA capital stock respectively.

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

    During 2010, Argentine inflation measured by CPI increased by 10.9% as compared to the 7.7% increase in 2009 and the wholesale price index rose by 14.6% as compared to the 10.3% increase in 2009. Additionally, the GDP increased by 9.2% in 2010, a significant recoverability from the 0.9% increase reported for 2009.

    The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002 and devalued between 1% and 3% from 2003 to 2007. Recently, the Peso devalued by 10% against the U.S. dollar in 2009 compared to 2008 and 2008 compared to 2007, and 5% in 2010 compared to 2009.

    The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2010	2009	2008	2007	2006
Gross domestic product growth (annual %)	9.2	0.9	6.8	8.7	8.5

    Source: INDEC, Banco Nación.

    The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2010	2009	2008	2007	2006
Wholesale price index (annual % change)	14.6	10.3	8.9	14.4	7.2
Consumer price index (annual % change)	10.9	7.7	7.2	8.5	9.8

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

              After various rounds of negotiation, we signed a Transition Agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs" for more details on the Transition Agreement. In addition, during June 2010 MetroGAS sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Transition Agreement.

              In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. Furthermore, on December 16, 2009, UNIREN sent MetroGAS a new version of the Letter of Understanding containing a proposal for the license renegotiation. It contains some changes regarding form issues, but maintains the requirement that both direct and indirect shareholders must suspend any and all claims or actions brought by them against the Argentine Government relating to the tariff freeze. Unfortunately, no consensus that satisfies both the interests of the National Government and the Company and its shareholders has been reached.

              On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, MetroGAS' claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting the Company's need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

              Consequently, as of December 31, 2010, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS. During 2010, MetroGAS complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A. On March 22, 2010 the Letter of Understanding ("Memorando de Entendimiento"), signed by both parties, was sent to ENARGAS and the MPFIPS.

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

          Effects of the Agreement with Gas Producers 2007-2011

          On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

          Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to guarantee supply to the non-interruptible demand. These sources of natural gas may not be enough to meet the demand of our non-interruptible customers.

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

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed gradual tariff increases between 2011 and 2018 that will reach tariff levels that are approximately 440% higher than the current tariffs in Argentine Pesos, and
    Inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.
    Exchange rate: we have forecast a 10% depreciation of the peso against the dollar

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

          Revenue recognition and accounts receivable

          Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2010, 2009 and 2008 amounted to Ps. 31.8 million, Ps. 16.6 million and Ps. 31.1 million, respectively.

          We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables including the age and financial condition of our customers. The allowance for doubtful accounts as of December 31, 2010, 2009 and 2008 amounted to Ps. 21.9 million, Ps 17.4 million and Ps 13.9 million, respectively.

          Impairment of long-lived assets

Impairment Policy

As a matter of policy, we evaluate the carrying value of our long-lived assets in December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the way we operate our business, the manner in which assets are used and how assets generate cash flows, we consider that we have only one independent identifiable cash flow generating group of assets, and therefore, test the group of assets for impairment as a whole.

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired when the expected cash flows, discounted and without interest cost, from such asset are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Cash flows are discounted at a rate commensurate with the risk involved. In determining expected cash flows, assets are grouped at the lowest level for which cash flows are identifiable and largely independent of cash flows of other asset groups.

Under U.S. GAAP, we apply the provisions of ASC 360-10, "Impairment or Disposal of Long lived Assets" ("ASC 360-10"). As indicated, under ASC 360-10, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from such asset are separately identifiable and less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome.

We believe that our accounting policy related to the impairment of long-lived assets is a "critical accounting policy" because:

(1) it requires our management, in determining fair market value, to make estimates and assumptions (such as future revenues and cost of revenues) that are highly susceptible to change from period to period; and

(2) the impact that recognizing or reversing impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

Impairment Test for Fiscal Year Ended December 31, 2010

For the fiscal year ended December 31, 2010, we identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the estimated discounted cash flows were higher than the carrying amount of such fixed assets, we determined that the assets were not impaired.

In addition, for the fiscal year ended December 31, 2010, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC Topic 360-10. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated undiscounted future cash flows expected to be generated by such assets and determined that the assets were not impaired. With respect to the material assumptions used in performing such impairment test, taking into account (i) the nature, timing and extent of our tariff renegotiation process with the Argentine National Government, (ii) the erosion of our operating profit resulting from increases in our operating costs (which in turn are the result of inflationary pressures and cannot be recovered through tariff adjustments due to the current tariff freeze), (iii) an analysis of how actual results have compared to our projections for prior periods, (iv) the recent experience of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who had its renegotiation agreement approved by the Argentine Executive Branch on April 10, 2006 (which was subsequently implemented by ENARGAS on April 9, 2007 and October 10, 2008) and has now begun its full rate tariff review and (v) the status of our current negotiations with the Argentine National Government, we assembled three different cash flow scenarios using a probability-weighted approach which considered the likelihood of each possible outcome in accordance with ASC Topic 360-10-35. As further described below, each of these scenarios contemplates different assumptions and we assigned a probability of occurrence to each cash flow projection based on current, factual information. Additionally, all cash flow projections have been prepared taking into consideration the remaining term of our gas license, which does not exceed the residual useful life of our long-lived assets.

Below find a summary of the material assumptions of the different cash flow scenarios as well as the probability assigned to each:

  Scenario 1: The principal assumption in this scenario is that we would successful comply with a court-ordered reorganization plan, including the refinancing of all of our outstanding debt obligations on acceptable terms. This scenario further assumes we would reach an acceptable agreement with the Argentine National Government resulting in gradual tariff increases.

Within this scenario, we considered three different possible cash flows associated with the magnitude of the tariff increases expected as described below. We assigned a probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.

    Base Case: This cash flow assumes that we would reach tariff levels similar to those currently being applied by Gas Natural Ban and then gradual tariff increases to reach, by 2018, tariff levels equivalent in U.S. Dollars to those in force in 2001 by MetroGAS in Argentina before the pesification.

    Pessimistic Case: This cash flow assumes that we would only reach tariff levels similar to those currently being applied by Gas Natural Ban.

    Optimistic Case: This cash flow assumes that we would gradually reach, by 2018, tariff levels comparable to those in South America in 2001.

We assigned a probability of occurrence of 90% to this cash flow scenario based on: (a) the execution of the Transition Agreement; (b) the recent experiences of another gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who, as noted above, not only has executed a renegotiation agreement with the Argentine National Government but also had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs; (c) our current regulatory framework, which includes the Gas Act and the above-mentioned rules relating to gas tariffs; and (d) the renegotiation agreements signed by all other gas distribution companies, except for us and one other gas distribution company, which agreements permit the parties thereto to begin a full rate tariff review and establish (i) a semi-annual tariff review in order to adjust tariffs to the general cost index variation whenever such index varies by more than 5% and (ii) a five-year tariff review similar to the five year tariff review contemplated by our gas license (see Item 4 "Information on the Company - Business Overview - Regulatory Framework - ENARGAS - Tariffs").

  Scenario 2: The principal assumption in this scenario is that we are not able comply with a court-ordered reorganization plan, including failing to refinance all of our outstanding debt obligations on acceptable terms. Instead, this scenario assumes the declaration of bankruptcy against us and the revocation of our gas license. This scenario further assumes we are not able to reach an acceptable agreement with the Argentine National Government resulting in no tariff increases.

We assigned a probability of occurrence of 10% to this cash flow scenario based on (a)  our 11-year experience with past delays in our tariff renegotiation process with the Argentine National Government and (b) the fact that, prior to the Argentine Executive Branch executing a renegotiation agreement with us, the Argentine Executive Branch required our majority shareholder, the BG Group, to suspend any and all claims or actions brought by it against the Argentine Government relating to Law No. 25,561 of January 2002, which, among other things, froze tariffs.

Taking into account the two scenarios outlined above, based on the probability-weighted undiscounted cash flows method, we determined that our undiscounted expected cash flows exceeded their net carrying value by approximately 200%. Therefore, we did not proceed to step two of the ASC Topic 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.

Impairment Charges and Reversals

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

As of December 31 2010, 2009 and 2008, no impairment losses were recognized under both U.S. GAAP and Argentine GAAP, as both the undiscounted and discounted cash flows of our long-lived assets were higher than the carrying amount of such assets.

          Provision for allowances and contingencies

          We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2010, 2009 and 2008, amounted to Ps. 21.8 million, Ps. 14.3 million and Ps. 9.9 million, respectively. The contingencies reserve for the GCBA turnover tax as of December 31, 2010, 2009 and 2008, amounted to Ps. 16.7 million, Ps. 7.0 million and Ps. 5.7 million, respectively. The contingencies reserve for rates and charges as of December 31, 2010, 2009 and 2008 amounted to Ps. 22.3 million, Ps. 21.3 million and Ps. 20.2 million, respectively. The contingencies reserve for GCBA fines as of December 31, 2010 and 2009 amounted to Ps. 2.4 million and Ps. 0.8 million, respectively. The contingencies reserve for interpretive disagreements with regulatory authorities as of December 31, 2010, 2009 and 2008, amounted to Ps. 9.2 million, Ps. 22.7 million and Ps. 16.6 million, respectively. The contingencies reserve for other matters as of December 31, 2010, 2009 and 2008, amounted to Ps. 6.7 million, Ps. 4.7 million and Ps. 9.9 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 8.8 million, Ps. 7.5 million and Ps. 8.9 million as of December 31, 2010, 2009 and 2008, respectively.

          Other long-term receivables

          We have recorded an asset of Ps. 98.1 million, Ps. 113.2 million and Ps. 99.1 million under the line item other non current receivables at December 31, 2010, 2009 and 2008, respectively, for the value of the discounted credits related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No. 24,076 (Sect 41) and Decree No. 2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication filed by us, the Ministry of Economy's Legal Affairs Department commented favorably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

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

          In addition, under U.S. GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred tax assets. As described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2010 and 2009, under U.S. GAAP, we recorded a valuation allowance of Ps. 2.5 and Ps. 79.1 million, respectively against our tax loss carryforwards and certain of our other deferred tax assets. However, under Argentine GAAP, we have not recorded a valuation allowance. Under both U.S. and Argentine GAAP, as of December 31, 2008, based on financial information, we were uncertain whether we would fully recover our tax loss carryforward through future taxable income; consequently, we recorded a valuation allowance of Ps. 23.3 million.

          Minimum presumed income tax

          We have also recorded an asset (net of its fair value discount) of Ps. 101.9 million, Ps. 87.4 million and Ps. 75.6 million at December 31, 2010, 2009 and 2008, respectively for the value of our tax credit related to our tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

          Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on its present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, we recorded Ps. 1.4 million, Ps. 1.4 million and Ps. 1.7 million as the discount value of our minimum presumed income tax credits for the years ended December 31, 2010, 2009 and 2008, respectively. For U.S. GAAP purposes, those adjustments were reversed.

          Additionally, under Argentine GAAP, based on our tax projections and the ten-year legal availability of the credit, a valuation allowance for our minimum presumed income tax credits, which amounts to Ps. 21.1 million as of December 31, 2010 and 2009, was recognized. Under U.S. GAAP, as described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2010 and 2009, we recorded a valuation allowance of Ps. 102.2 million and Ps. 88.9 million for our minimum presumed income tax credits. See Item 18: "Financial Statements."

          Under both Argentine GAAP and U.S. GAAP, no valuation allowance was recognized as of December 31, 2008 for our minimum presumed income tax credits.

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

  Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for the fiscal year ended December 31, 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require us to make accounting, financial and operational changes. In this respect, on April 22, 2010, our Board of Directors approved our IFRS implementation plan. We are currently concluding the evaluation of our IFRS implementation stage.

Therefore, as of the date of this annual report, although our IFRS implementation plan has progressed according to schedule, we cannot determine what will be the final impact of our adoption of IFRS and cannot guarantee its adoption will not have a negative effect on us. If the effects do prove to be negative, our financial position, results of operations and shareholder's equity could be adversely affected.

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

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 28, 2011 on our financial statements as of and for the years ended December 31, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a voluntary reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of and for the year ended December 31, 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

        Results of Operations for the Years Ended December 31, 2010 and 2009

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2010:
	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	225.7	293.3	351.1	252.2	1,122.3
Gross profit	65.2	90.0	95.9	62.0	313.1
Operating income (loss)	17.5	25.5	19.6	(6.1)	56.5
Income (loss) before income tax	(14.3)	(31.7)	(2.7)	(35.8)	(84.5)
Net income (loss)	(15.1)	(23.3)	(4.9)	(28.4)	(71.7)

          Gross Sales

          Our consolidated gross sales for the year ended December 31, 2010 increased by 4.5%, to Ps. 1,122.3 million compared to Ps. 1,074.2 million in 2009. The increase in sales during 2010 resulted primarily from the increase in MetroENERGÍA's sales traded on its own behalf from Ps. 184.4 million in 2009 to Ps. 221.2 million in 2010.

          Although volumes delivered to residential customers increased by 1.2%, sales thereto decreased by 1.4% to Ps. 515.3 million compared to Ps. 522.5 million in 2009 mainly due to a decrease in average prices charged, which in turn resulted from the increase in volumes delivered to residential customers in subcategories with lower tariffs.

          Our sales of natural gas to industrial, commercial and governmental customers increased by 9.3% to Ps. 89.0 million in 2010 from Ps. 81.4 million during 2009 mainly due to a 2.7% increase in gas volumes delivered thereto. Sales of transportation and distribution services to this same customer category increased by 9.7% from Ps. 59.2 million in 2009 to Ps. 64.9 million during the year ended December 31, 2010, as a result of the increase in average prices, which was only partially offset by a 4.7% decrease in volumes delivered.

          Additionally, sales of transportation and distribution service to power plants increased by 9.2% to Ps. 88.3 million in 2010 from Ps. 80.8 million during 2009, due to an increase in average prices partially offset by an 8.3% decrease in gas volumes delivered.

          Sales of transportation and distribution service to CNG decreased by 2.9% from Ps. 37.8 million during 2009 to Ps. 36.7 million during 2010, mainly due to a 1.1% decrease in volumes delivered and a decrease in the amounts charged for reserved capacity.

          Processed natural gas sales remain constant during the year ended December 31, 2010 compared to the previous year, primarily as a result of the 2.2% decrease in gas volumes delivered partially offset by an increase in the average price of processed natural gas.

          MetroENERGÍA's gas and transportation sales on its own behalf increased by 20.0% from Ps. 184.4 million during 2009 to Ps. 221.2 million during 2010, mainly because of a 28.1% increase in volumes delivered and an increase in the average price of natural gas. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 768.5 MMCM during 2010 compared to 600.1 MMCM during 2009.

          Commission for operations carried out by MetroENERGÌA on behalf of third parties decreased to Ps. 12.1 million during 2010 from Ps. 15.9 million during 2009, mainly because of the increase in the average price of natural gas.

          The table below sets forth our sales by customer category for the years ended December 31, 2010 and 2009, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2010	% of Sales	Year Ended December 31, 2009	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	515.3	45.9	522.5	48.6
Industrial, commercial and governmental	89.0	7.9	81.4	7.6
Subtotal	604.3	53.8	603.9	56.2
Transportation and distribution Service only
Power plants	88.3	7.9	80.8	7.5
Industrial	64.9	5.8	59.2	5.5
Compressed natural gas	36.6	3.3	37.8	3.5
Subtotal	189.9	17.0	177.8	16.6
Processed natural gas	48.8	4.3	48.8	4.5
Other gas sales and transportation and distribution services	46.1	4.1	43.5	4.0

MetroENERGÍA
Sales on their own behalf	221.2	19.7	184.4	17.2
Selling commission	12.1	1.1	15.9	1.5
Total	1,122.3	100.0	1,074.2	100.0

          The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2010 and 2009 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2010			Year Ended December 31, 2009
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	1,940.7	68,533.8	24.6	1,917.9	67,729.7	23.3
Industrial, commercial and governmental	469.0	16,563.7	6.0	456.8	16,131.7	5.5
Subtotal	2,409.7	85,097.5	30.6	2,374.70	83,861.3	28.8
Transportation and distribution services only
Power plants	3,373.0	119,116.9	42.8	3,678.5	129,904.4	44.6
Industrial	834.6	29,473.7	10.6	876.0	30,935.5	10.6
Compressed natural gas	553.6	19,551.1	7.0	559.6	19,762.0	6.8
Subtotal	4,761.2	168,141.7	60.4	5,114.1	180,601.9	62.0
Processed natural gas	141.3	4,990.0	1.8	138.3	4,884.0	1.7
Other gas sales and transportation and distribution services	570.6	20,149.5	7.2	618.5	21,842.0	7.5
Total delivered volume by MetroGAS	7,882.8	278,378.7	100.0	8,245.6	291,189.2	100.0
Total delivered volume by MetroENERGÍA on own behalf	768.5	27,138.9	100.0	600.1	21,192.2	100.0

          Operating Costs

          Our operating costs increased by 5.1% to Ps. 803.2 million during 2010 from Ps. 769.6 million in 2009. This increase was primarily as a result of (i) an increase in our gas and transportation costs, (ii) an increase in our payroll and social security contributions, and (iii) an increase in repair and maintenance costs.

          Our purchases of natural gas increased by 4.4% from Ps. 387.7 million during 2009 to Ps. 404.8 million during 2010 due to an increase in purchased gas volumes from MetroENERGÍA. During 2010, 3,002.6 MMCM were acquired by us and 533.7 MMCM were acquired by MetroENERGÍA, representing an increase of 2.8% compared to the gas volumes purchased in 2009. The increase in purchased gas volumes from MetroENERGÍA is due to higher sales in 2010 compared to 2009, with an increase of 8.4% in gas volumes delivered.

          Gas transportation costs increased by 2.0% during the year ended December 31, 2010 compared to the previous year, due to the increase in interruptible transportation costs, mainly as a consequence of an increase in transportation sales from MetroENERGÍA, partially offset by a decrease in average prices.

          During the year ended December 31, 2010 and 2009, the Company capitalized Ps. 6.3 million and Ps. 5.0 million, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

          The table below sets forth our operating costs by class of cost for 2010 and 2009 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2010	% of Total Operating Cost	Year Ended December 31, 2009	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	404.8	50.0	387.7	50.4
Gas transportation service	218.1	27.0	213.9	27.8
Fixed assets depreciation	69.0	8.5	67.4	8.7
Payroll and social security contributions	64.9	8.0	50.8	6.6
Operations and maintenance	30.6	3.8	22.3	2.9
Sundry materials	4.4	0.5	4.5	0.6
Fees for sundry services	16.2	2.0	15.4	2.0
Other operating costs	7.6	0.9	12.6	1.6
Capitalization of operating costs (i)	(6.4)	(0.7)	(5.0)	(0.6)
Total	809.2	100.0	769.6	100.0

          (i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

          Administrative Expenses

          Our administrative expenses increased by 26.8% to Ps. 123.8 million in 2010 from Ps. 97.7 million in 2009. . This increase was mainly due to the increase in payroll and social contributions, for a salary increase of 28.6% granted to employees in 2010, in fees for professional services for the provision of the reorganization expenses in 2010, and the tax, rates and surcharges for the increases in verification and control and reorganization levies in 2010 compared to levy charges expenses in 2009.

          The table below sets forth our administrative expenses by class of expense for 2010 and 2009 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2010	% of Total Administrative Expenses	Year Ended December 31, 2009	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	55.9	45.0	44.5	45.5
Taxes, rates and contributions	16.1	13.0	10.8	11.1
Fees for professional services	12.9	10.4	6.2	6.3
Fees for sundry services	1.0	0.8	1.4	1.4
Insurance	3.5	2.8	2.9	3.0
Fixed assets depreciation	5.5	4.4	3.9	4.0
Fixed assets maintenance	10.5	8.5	10.4	10.6
Contingency provision	9.5	7.7	10.4	10.6
Other administrative expenses	9.2	7.4	7.2	7.5
Total	124.1	100.0	97.7	100.0

          Selling Expenses

          Our selling expenses increased by 17.7% to Ps. 132.8 million during 2010, from Ps. 112.9 million during 2009, mainly due to the increase in payroll and social contributions for a salary increase of 28.6% granted to employees in 2010, in tax, rates and surcharges for an increase in gross receipt tax, consequence of gross sales increase in 2010 compared to 2009, in fees for sundry services due to an increase in metering and billing procedure costs, and in postage, telephone and fax expenses, due to an increase in cost of invoice distribution services, partially offset by a decrease in the allowance for doubtful accounts.

          The table below sets forth our selling expenses by class of expense for 2010 and 2009 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2010	% of Total Selling Expenses	Year Ended December 31, 2009	% of Total Selling Expenses

	(in millions of Pesos, except percentages)
Payroll and social security contributions	50.3	37.9	40.7	36.0
Doubtful accounts	7.0	5.3	8.2	7.3
Fees for sundry services	13.7	10.3	11.0	9.7
Advertising and publicity	1.1	0.8	2.0	1.8
Bank expenses and commissions	6.5	4.9	6.2	5.5
Taxes, rates and contributions	42.1	31.7	34.7	30.7
Other selling expenses	12.1	9.1	10.1	9.0
Total	132.8	100.0	112.9	100.0

          Financing and Holding Results

          During the year ended December 31, 2010 a financial and holding loss of Ps. 146.7 million was recorded compared to a loss of Ps. 170.8 million recorded in the previous year. Such variation in financial and holding results was mainly due to the decrease of Ps. 52.2 million of the exchange loss registered in the year ended December 31, 2010, as a consequence of the decrease in the exchange rate over financial debts and the decrease of Ps. 36.6 million in interest charged on financial operations compared to the previous year, partially offset by the increase of Ps. 32.8 million in the discount of long term other receivables as a consequence of the changes in the assumptions used in the present value estimation based on the delay in the renegotiation process, and the reversal of the discount of long term financial debt result registered in the year ended December 31, 2010 of Ps. 29.5 million as a consequence of the Company's filing of a petition for voluntary reorganization (concurso preventivo).

          Other Income, Net

          Other income net for the year ended December 31, 2010 increased by Ps. 6.0 million compared to the gain of Ps. 8.0 million recorded in the previous year. This increase in other income, net was largely a result of the reversal in 2009 of certain liabilities which had been recorded by us but have not been claimed by providers and thus have been written off, which write off was not replicated in 2010.

          Income Tax

          During the year ended December 31, 2010, we had a Ps. 12.8 million income tax gain compared to a loss of Ps. 9.4 million in the previous year. This gain was mainly due to the reversal of MetroGAS' deferred tax liabilities from the reversal of the discount of long term financial debt result in 2010, partially offset by a higher charge generated by MetroENERGÍA as of December 2010 compared to the present year.

          Net loss

        Our net loss totaled Ps. 71.7 million during 2010, compared to Ps. 78.3 million in 2009. This decrease in our net loss was mainly a result of the decrease in our financing and holding loss and the gain registered in our income tax results, partially offset by a decrease in our operating income.

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

        Differences Between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Accounting Standard Codification ("ASC"), which includes Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2010 and 2009 as well as net income for the years ended December 31, 2010, 2009 and 2008:

    the accounting for troubled debt restructuring, which was reversed as of December 31, 2010 as a result of our Reorganization proceeding (concurso preventivo);

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

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2010 and 2009 and net income for the years ended December 31, 2010, 2009 and 2008. Net (loss) income under Argentine GAAP for the year ended December 31, 2010, 2009 and 2008 was approximately Ps. (71.7) million, Ps. (78.3) million and Ps. (13.5) million, respectively, as compared to approximately Ps. 202.8 million, Ps. (188.4) million and Ps. 19.1 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2010 and 2009 was Ps. 825.9 and Ps. 897.6, million, respectively, as compared to approximately Ps. 428.6 million and Ps. 225.8 million, respectively, under U.S. GAAP.

        Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources

          Liquidity

          Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

          Our primary sources and uses of cash during the years ended December 31, 2010, 2009 and 2008 are shown in the table below:
	For the years ended December 31,
	2010	2009	2008
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	128.3	53.2	29.3
Net cash provided by operating activities	302.2	251.4	172.4
Net cash used in investing activities	(119.1)	(105.8)	(84.2)
Net cash used in financing activities	0.0	(70.5)	(64.1)
Increase in cash and cash equivalents	183.1	75.1	24.2
Cash and cash equivalents at the end of the year	311.3(*)	128.3 (**)	53.5 (***)

          (*) Includes Ps. 67.4 million related to cash deposited in trust funds in January 2011.

          (**) Includes Ps. 54.1 million related to cash deposited in trust funds in January 2010.

          (***) Includes Ps. 27.1 million related to cash deposited in trust funds in January 2009.

          For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2010, 2009 and 2008, our cash and cash equivalents in U.S. Dollars amounted to US$ 2.7 million, US$ 0.6 million and US$ 6.9 million, respectively.

          We have certain financial obligations described under the section "Debt Restructuring" and the corresponding due dates for these financial obligations are included in Item 5.F: "Tabular Disclosure of Contractual Obligations."

          The delays in the tariff adjustments detailed above have caused our financial condition to deteriorate and have affected our capacity to generate the cash flow necessary to maintain normal activities and comply with our indebtedness due in 2010: (i) US$ 21.1 million, which represents 10% of the principal amount of its Series 1 Notes, half of which was due on June 30, 2010 and the other half of which was due on December 31, 2010, and (ii) US$ 18.2 million, which represents interest due on both its Series 1 and 2 Notes; both (i) and (ii) together representing a debt service obligation of Ps. 156.3 million based on the Peso/U.S. Dollar exchange rate in effect at December 31, 2010. On January 5, 2010, our Board of Directors approved the hiring of Barclays Plc. to act as financial advisors in connection with a refinancing of our outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

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

          Net Cash Provided by Operating Activities

          Net cash provided by operating activities amounted to Ps. 302.2 million during 2010, compared with Ps. 251.4 million during 2009 and Ps. 172.4 million during 2008.

          The Ps. 50.8 million increase in net cash provided by operating activities in 2010 as compared to 2009 was mainly due to a decrease in cashflow required for working capital needs of Ps. 95.8 million, partially offset by lower operating results amounting to Ps. 45.0 million as of December 31, 2010.

          The decrease in cash flows required for working capital needs of Ps. 95.8 million was mainly due to an increase in account payables, payroll and social security payables and taxes payables which in turn resulted from lower debt service payments amounting to Ps. 148.9 million as of December 31, 2010 as a consequence of the Company's filing of a petition for voluntary reorganization (concurso preventivo), partially offset by i) an increase of Ps. 43.4 million in our trade receivables due to lower collections as of December 31, 2010 as compared to 2009, driven by a delay in customer payments and a delay in our invoice process due to the implementation of a new commercial system; and ii) a decrease in cash of Ps. 9.7 million, mainly due to higher income tax paid (which includes the income tax and the minimum presumed income tax paid) as of December 31, 2010 as compared to December 31, 2009.

          The Ps. 79.1 million increase in cash provided by operating activities in 2009 as compared to 2008 was mainly due to the decrease in cash flows required for working capital needs, which was in turn primarily driven by an increase in accounts payable and a decrease in trade receivables.

          The Ps 60.4 million increase in accounts payable in 2009 as compared to 2008 was mainly due to (a) an increase of Ps. 27.0 million in trust funds pending to be deposited as of December 2009 compared to December 2008 (b) a decrease of Ps. 19.4 million in payments to gas producers as a consequence of the Company's revised payment policy which resulted in an extended payment period to gas producers (from 100% in 30 days to 50% in 30 days and 50% in 60 days) during 2009 and which led to a corresponding increase in accounts payable, and (c) an increase of Ps 14.9 million in the Company's gas imbalance arising from gas volumes taken by the Company from the gas transportation system, in excess of those volumes provided to the Company by the gas producers pursuant to Resolution No. 599/07 in order to meet the Company's non-interruptible demand (see Note 15.1 to the Company's financial statements for the year ended December 31, 2009 included in the Form 20-F).

          The Ps 24.0 million decrease in trade receivables in 2009 as compared to 2008 was mainly due to the Ps. 29.9 million decrease in unbilled revenues in 2009 as compared to 2008. This decrease in unbilled revenues was primarily a result of an increase in collections during 2009, which in turn resulted from the retroactive invoicing of the increase in the price of gas included in the consumption tariff corresponding to the period from September to December 2008 (pursuant to Resolution SE No. 1070/08), which accumulated in unbilled consumption invoices at December 2008 and were billed and collected in 2009.

          Net Cash Used in Investing Activities

          Net cash used in investing activities amounted to Ps. 119.1 million during 2010 compared to Ps.  105.8 million during 2009 and to Ps. 84.2 million during 2008. The increase was mainly due to an increase in our acquisition of fixed assets.

          Net Cash Used in Financing Activities

          Net cash flows used in financing activities amounted to Ps. 0.03 million during 2010 as compared to Ps. 70.5 million during 2009 and to Ps. 64.1 million during 2008. The decrease in net cash flows used in financing activities is mainly due to the suspension of the payment of principal and interest on the Company's outstanding debt obligations and the Company's filing of a petition for voluntary reorganization (concurso preventivo).

          We did not pay any dividends in 2010, 2009 or 2008.

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

        As of December 31, 2010, our total financial debt consisted of: US$ 21.1 million of our 8% Series 1 Notes past due in 2010; US$ 189.7 million of our 9% Series 1 Notes due 2011 to 2014; US$ 6.3 million of our 5% Series 2 Class A Notes due from 2012 to 2014; and Euro 26.1 million of our 3.8% Series 2 Class B Notes due 2012 to 2014, plus interest accrued until the date of Reorganization procedure of US$ 7.8, US$ 0.1 and Euro 0.5 of our Series 1 Notes, Series 2-Class A Notes and Series 2-Class B Notes. See Item 5: "Tabular Disclosure of Contractual Obligations."

        Our financial debt as a percentage of our total capitalization (with the reorganization liability included) amounted to 59.6% as of December 31, 2010, 50.6% as of December 31, 2009 and 45.5% as of December 31, 2008. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

        As of December 31, 2010, 2009 and 2008, our cash and cash equivalents in U.S. Dollars amounted to US$ 2.7 million, US$ 0.6 million and US$ 6.9 million, respectively. We do not have any financial instruments for hedging purposes.

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

Pursuant to the excess cash redemption provision, we calculated the respective amount for the periods beginning on October 1, 2008 and ending on March 31, 2009, 2008 and 2007 and for the period beginning on April 1st, and ending on September 30, 2009, 2008 and 2007. No excess cash was computed as a result. Moreover, we have complied with all of the above-mentioned restrictions, including the payment obligations acquired under the current global Negotiable Bonds Program.

During 2006 and 2007, the Company carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the years ended December 31, 2010, 2009 and 2008.

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

          Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our license provisions and ensure safe operation of the network. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 221.7 million between 2002 and 2007. Our capital expenditures during 2008, 2009 and 2010 amounted to approximately Ps. 84.2 million, Ps. 105.8 million and Ps. 119.1 million, respectively.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2011 will be principally applied to ensure the safe operation of our network in accordance with the terms of our license. Additionally, as a result of our filing for a voluntary reorganization proceeding in an Argentine court on June 17, 2010, an automatic stay was put into place on our payment of principal and interest on our outstanding debt obligations, which will thus provide additional cash resources (normally destined for our debt service payments) for us to apply to our capital expenditures plan. However, we cannot predict how long the voluntary reorganization proceeding, and hence the automatic stay, will last.

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

      Tabular Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2010:
	Without due date	2011	2012	2013	2014	2015	More than five years	Total
	(in millions of Pesos)
Financial Debt (1)(*)	1,034.6	-	-	-	-	-	-	1,034.6
Power Plant Sales (2)	-	72.0	72.0	72.0	72.0	55.6	72.2	415.6
Transportation Capacity (3)	-	190.0	184.4	184.4	69.6	12.2	7.1	647.8
	2011	2012	2013	2014	2015	More than five years
	MMCM per day
Power Plant Sales	10.5	10.5	10.5	10.5	7.39	5.1
Transportation Capacity	23.4	22.6	22.6	8.0	0.7	0.2

      (1) On June 17, 2010, we filed a petition for voluntary reorganization (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us- Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern", Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring."

      (2) For these estimated committed amounts, we have considered prices established in Resolution No. 1,417/08 issued by the Energy Secretariat and adjusted these figures by segments based on the Company's historical information.

      (3) For these estimated committed amounts, we have considered transportation prices as of December 31, 2010 that remain unchanged as of the date of this annual report.

      (*) Total Financial Debt amounts included in the Reorganization liability amounts Ps. 1,034.6 million. The following table shows the amounts of Financial Debt included in the reorganization liability as of December 31, 2010:

(In thousands of Ps.)
Interest Negotiable Obligations - Series 1 -	30,925
Interest Negotiable Obligations - Series 2 - Class A	573
Interest Negotiable Obligations - Series 2 - Class B	2,409
Subtotal Interest Financial Debt	33,907

Negotiable Obligations - Series 1 -	838,322
Negotiable Obligations - Series 2 - Class A	24,869
Negotiable Obligations - Series 2 - Class B	137,459
Subtotal Financial Debt	1,000,650
Total Financial Debt (include in Reorganization liability)	1,034,556

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

      During 2010, our Board of Directors met 20 times.

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

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors:

      Juan Carlos Fronza, 75, is the President of our Board of Directors. He received a degree in mechanical engineering from the Universidad de La Plata. From 1964 to 1977, he worked for Astilleros Rio Santiago. From 1978 to 1982, he was an Investment Project Manager at Petrolera Argentina San Jorge and from 1983 to 2002, as the Chief Executive Officer of Copetro S.A.

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

      Jorge Alberto Depino, 51, is a member of our Board of Directors. He is a mechanical technician. From 1981 to 1992, he worked for Gas del Estado S.E. From 1992 to 2002, he worked in MetroGAS' operations department.

      Luis Chaparro, 43, is an alternate member of our Board of Directors. He is a technician. Prior to working at MetroGAS, he worked for Gas del Estado from 1992 to 1998. He currently works for Xerox S.A.

      Raúl Rafael Podetti, 80, is a member of our Board of Directors. He received a degree in naval architecture and mechanical engineering from the Universidad de Buenos Aires. From 1954, he was a member of the Argentine Navy until he retired in 1965. He has worked in the shipbuilding industry, holding management positions, for 35 years. He works as a consultant specializing in marine business.

      Santiago Albarracín, 44, is a member of our Board of Directors. He received a law degree from the Universidad Católica Argentina and a master of laws in resources law and policy from the Centre for Energy, Petroleum and Mineral Law and Policy, University of Dundee. He was an attorney with Dabinovic and Associates and with Cardenas & Cassagne, and then at the Legal Matters Department of MetroGAS Contracts and Regulations. Through 2006, he was Legal Manager for South America at Sempra Energy International and a member of the board of directors of Sodigas Pampeana y Sur, Camuzzi Gas Pampeana y Sur (Argentina), Chilquinta Energía and Enargas S.A. (Chile), Luz del Sur S.A. (Peru), and Conecta S.A. (Uruguay). Presently, he also is an independent advisor, specializing in energy law and natural resources, and a member of the board of directors of Gas Argentino.

      Ramiro Rico, 54, is a member of our Board of Directors. He worked at Gas del Estado S.E. for 17 years performing different technical and planning functions in the supply area; during those years, he was appointed Manager. Afterwards, he was the director of a constructing company, an auditor at two healthcare organizations (Obra Social del Personal Superior de la Industria del Gas (OSPESGA) and Obra Social de Técnicos del Fútbol (OSTFA)) and the President of Administradora Full S.A. Recently, he has been a private advisor on management issues for many companies (among them Swiss Medical S.A.) and for the Federación de Trabajadores de la Industria del Gas Natural en la República Argentina. He also has been involved in commercial activities not related to the energy area.

      Sergio Ferrero, 34, is an alternate member of our Board of Directors. He received a degree in public accounting from the Faculty of Economic Sciences of the Universidad de Buenos Aires. From 1998 to 2005, he worked at Del Buono, Malasio & Asociados Accounting Studio. Since 2005, he has been a consultant for Management Control in the area of accounting and finance for the Ministry of Federal Planning, Public Investment and Services, under the National Executive Power.

      Héctor Caram, 45, is a member of the Board of Directors. He received a degree in public accounting from the Universidad de Buenos Aires. From 1987 to 2003, he held various positions at Pistrelli, Díaz y Asociados, which was part of Arthur Andersen until 2002 and then Ernst & Young. In 1998, he became Audit Senior Manager. From 2003 to 2007, he was Director of Internal Audit at Telecom Argentina. Since 2007, he has been the Business Risk Management Director at SMS Argentina and also an independent consultant. Since 2008, he has been an advisor for the Audit Committee of Edenor y Electricidad Argentina.

      Jorge Gustavo Casagrande, 42, is a member of the Board of Directors. He received a public accounting degree from the Universidad Católica Argentina, a master's degree in administration of electric markets from the Buenos Aires Technological Institute ("ITBA"), and degree from the Program of Executive Development at the IAE Management and Business School of the Universidad Austral. From 2001 to 2006, he was the Manager of Gas and Power Assets at Perez Companc (subsequently renamed Petrobras Energía). He also served as a member of the board of directors of TGS, Transener, Edesur and Compañía Mega. From 2006 to 2009, he served as the General Manager of TGS. Presently, he also is the president of the board of directors of Gas Argentino.

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

      Carlos Emilio Rogelio Messi, 56, is the First Vice President of our Board of Directors. He received a law degree from the Universidad de Buenos Aires and a master's degree in comparative jurisprudence from the New York University School of Law. For sixteen years, he was a legal counsel at Allende & Brea. Since 1992, he has served as a lawyer at the Legal Department of Shell Compañía Argentina de Petróleo S.A. Presently, he also is a member of the board of directors of Gas Argentino and MetroENERGIA.

      Carlos Alberto Alemán, 56, is a member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He is a Partner at Alemán, Dominguez & Asociados. Presently, he is also the vice president of the board of directors of Gas Argentino.

      Marcelo Pablo Domínguez, 50, is the Second Vice President of our Board of Directors. He received a law degree from the Universidad Católica Argentina. He is a Partner at Alemán, Dominguez & Asociados.

      Fernando Gómez Zanou, 39, is an alternate member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He has worked as an attorney at several companies, including Citibank N.A., Basf Argentina S.A. and Auchan Argentina S.A. Since 2004, he has worked as in-house counsel at YPF S.A. He also served as an alternate member of the board of directors at YPF Inversora Energética S.A., and Pluspetrol Energy S.A., and as a member of the board at YPF Servicios Petroleros S.A. Presently, he is also a member of the board of directors of Gas Argentino.

      Leonardo Raúl Lopez, 44, is an alternate member of our Board of Directors. He received a law degree from the Universidad Nacional de Rosario. He has worked as an attorney at several companies, including Nuevo Banco de Santa Fe S.A., Banco de Santa Cruz S.A. and Banco de San Juan S.A. Since 2009, he has worked as in-house counsel at YPF S.A. Presently, he also is an alternate member of the board of directors at Gas Argentino and an alternate sindic of Compañía Mega S.A.

      Officers

      Set forth below is a list of our principal executive officers at December 31, 2010. All of our executive officers are residents of Argentina.

Name	Position	Since
Andres Cordero	General Director	2007
Patricia Carcagno	Director of Operations	2005
Enrique Barruti	Human Resources Director	1997
Fernando Aceiro	Commercial Director	2002
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director	2004
Eduardo Villegas Contte	Administration and Finance Director	2002
Juan Pablo Mirazon	Internal Auditor Director	1999
Fernando Nardini	Comptroller	2009

      Andrés Cordero, 65, was appointed General Director in 2007. He received a degree in industrial engineering from the Universidad Católica Argentina and in oil engineering from the Universidad de Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters at Transportadora de Gas del Norte S.A

      Patricia Carcagno, 49, was appointed Director of Operations in 2005. Ms. Carcagno received a degree in chemical engineering from the Universidad de Buenos Aires. Prior to her position as Director of Operations, she was Manager of the Operations Planning Department. Before joining us in 1992, she worked in the Business Development Department at ASTRA C.A.P.S.A., where she held various commercial positions.

      Enrique Barruti, 62, was appointed Human Resources Director in 1997. He received a degree in economics and completed post-graduate studies in human resources at the University of Michigan. He has more than 20 years of local and international experience in human resources. Before joining us in July 1997, he worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina. He also worked as a management consultant, and a professor at the Universidad de Buenos Aires and the Universidad Austral.

      Fernando Aceiro, 46, was appointed Commercial Director in 1998. He received a degree in industrial engineering from the Universidad Católica Argentina and a master degree in business administration from Instituto de Altos Estudios Empresariales. He started his career at Alpargatas S.A.I.C. in the production department. From 1993 until he joined us in 1998, he worked for Banco de Galicia in the New Businesses Department.

      Magdalena Gonzalez Garaño, 59, was appointed Legal and Regulatory Affairs Director in 2004. She received a law degree from the Universidad de Buenos Aires. From 1991 to 1993, she was an Associate at Cardenas, Cassagne & Asociados. In 1993, she joined us as Regulatory Affairs Manager and in 1998, was appointed Legal Manager. Since 1993, she has been the Secretary for Gas Argentino's Board of Directors.

      Eduardo Villegas Contte, 55, was appointed Administration and Finance Director in 2002. He received a degree in accounting from the Universidad de Buenos Aires and completed graduate studies at the J.L. Kellogg Graduate School of Management at Northwestern University. Before joining us in 1994 as Finance Manager, he worked for Arthur Andersen.

      Juan Pablo Mirazon, 43, was appointed Internal Auditor Director in 1999. He received a degree in accounting from the Universidad Católica Argentina and a degree in business administration from the Universidad Católica Argentina. He worked for Arthur Andersen for over ten years in the Auditing Division and in the Management Advice Division.

      Fernando Nardini, 46, was appointed Corporate Controller in 2009. He received a degree in public accounting from the Universidad de Buenos Aires. He has completed specialized studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp. in Dallas, Texas. In Dallas, he was responsible for administration and finance.

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

      Diego María Serrano Redonnet, 44, received a law degree from the Universidad Católica Argentina and a master of laws from Harvard University. He is a Partner at Pérez Alati in Buenos Aires, Argentina, specializing in banking and corporate law. He is a member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Sofora Telecomunicaciones S.A., Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., America Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A. and Gas Argentino.

      María Gabriela Grigioni, 47, received a law degree from the Universidad de Buenos Aires. She was assistant professor at the Law School of the University of Buenos Aires and UADE University on Corporate and Commercial law from 1992 to 1996. She has published widely on various topics of capital markets and corporations and has participated in conferences and seminars as a speaker. From 1987, she worked as a Commercial Law Advisor in the legal department of various auditing firms and companies, and then served as Chief of Division on the Issuers Department of the National Securities Commission (Comisión Nacional de Valores) from 1991 to 1994. She was also counselor to the Under-Secretary of Registration Affairs of the Ministry of Justice of the Republic of Argentina during 2006 and 2007. She is a Partner at Pérez Alati in Buenos Aires, Argentina.

      Oscar Alberto Oroná, 62, received a law degree from Belgrano University. He completed the Petroleum Management Certificate Program in Boston, Massachusetts. He has worked as an Associate at Cassagne Abogados in Argentina. He also worked at Brons & Salas, at ASTRA C.A.P.S.A. as the Legal Manager for Exploration and Production and at YPF S.A. for Argentina, Brazil and Bolivia. Presently, he is a member of the Supervisory Committee at Oleoductos del Valle S.A. and an alternate member of the Supervisory Committee at YPF S.A.

      German Fernandez Lahore, 41, received a law degree from the Universidad de Buenos Aires and a master's degree in natural resources law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (United Kingdom). In 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization program. In 1998, he participated in the Academy of American and International Law at the Southwestern Legal Foundation in Dallas, Texas. He has worked as an Associate at Beccar Varela, de Quintana Minerals Santa Cruz and a Foreign Associate at Haynes and Boone in Dallas, Texas. Since 2002, he worked on Oil Matters Management in the Legal Matters Department of YPF.

      Guillermo Quiñoa, 44, received a law degree and a master degree in oil and gas law from the Universidad de Buenos Aires. In 1994, he worked as an associate at the San Francisco, California offices of Pillsbury, Madison & Sutro. Since 1997, he has been a Partner at Pérez Alati in Buenos Aires, Argentina. He is a member of the Bar Association of the City of Buenos Aires and the Bar Association of San Isidro, Province of Buenos Aires.

      Pablo Rueda, 47, received a law degree and a master's degree in oil and gas from the Universidad de Buenos Aires. He was Chief of the Argentine Ministry of Justice's Cursos del Sistema Argentino de Informatica Juridica. He has worked as an Associate at Marval, O'Farrell & Mairal in New York and a Foreign Associate at Rabin Leacock Lipman in the United Kingdom. He is currently a partner in Pérez Alati in Buenos Aires, Argentina.

        Audit Committee

        Pursuant to Decree No. 677/01 the CNV issued Resolutions No. 400 on March 26, 2002 and No. 402 on April 25, 2002, setting out preliminary criteria for establishing Audit Committees (Comites de Auditoria). Accordingly, we are required to establish an Audit Committee comprised of at least three directors the majority of whom must be independent of us and our controlling shareholders and may not hold any executive position with us. As required by Resolution No. 402/02, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

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

        Other Positions Held

      The following table lists the director positions that the members of the Board of Directors hold in other companies as of the date of this annual report:

Name	Profession	Company	Position
Juan Carlos Fronza	Mechanical Engineer	--	--
Diego Garzón Duarte	Public Accountant	Gas Argentino Oilstone Energia Total Gas Electricidad Argentina	Director President Syndic Syndic
Jorge Alberto Depino	Mechanical Technician	--	--
Luis Chaparro	Technician	--	--
Raúl Rafael Podetti	Business Consultant	--	--
Santiago Albarracín	Lawyer	Gas Argentino Petrolera del Conosur	Alternate Director Director
Ramiro Rico	Business Consultant	Administradora Full S.A.	Director
Sergio Ferrero	Business Consultant	--	--
Héctor Caram	Public Accountant	--	--
Jorge Gustavo Casagrande	Public Accountant	Gas Argentino	President
George Michel Morgan	Business Executive	Gas Argentino Harvest Natural Resources Petrodelta Fusion Geophysical International	Director Vice President Director Director
Carlos Emilio Rogelio Messi	Lawyer	Gas Argentino MetroENERGÍA BG Argentina S.A. Gas Link S.A.	Director Director Director Director
Carlos Alberto Aleman	Lawyer	Gas Argentino	Vice President
Marcelo Pablo Domínguez	Lawyer	--	--
Fernando Gómez Zanou	Lawyer	Gas Argentino	Director
Leonardo Raúl López	Lawyer	Gas Argentino Compañía Mega S.A.	Alternate Director Alternate Sindic

      Compensation

      Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect to a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2010, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 1.1 million and for executive officers paid or accrued in that year for services in all capacities was Ps. 6.65 million. Certain of our directors voluntarily forfeited their accrued compensation.

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

      Employees

      At December 31, 2010, we had 1,038 full-time and 1 part-time employee. The following table sets forth the number of employees at December 31, 2010, 2009 and 2008 by department:
Department	Number of Employees at	Number of Employees at	Number of Employees at
	December 31, 2010	December 31, 2009	December 31, 2008
General Directorate	55	53	45
Operations	449	437	438
Human Resources	53	65	56
Commercial	382	405	376
Corporate Affairs	16	14	13
Administration & Finance	84	78	93
Total	1,039	1,052	1,021

      As of December 31, 2010, approximately 36.2% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS"), and 48.9% are non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

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

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2010.
Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares

Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.7%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
ANSES	B	38,799,033	17.5%	6.8%
Private Investors	B	36,093,489	16.3%	6.3%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

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

          On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

          On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in MetroGAS' concurso preventivo proceedings.

          If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of ENARGAS.

          Additionally, it is important to point out that Gas Argentino is affected by Article No. 206 of the Argentine Corporations Law, which states that if a company's losses for any year exceed its reserves plus 50% of its capital stock at the end of such year, such company is required to reduce its capital stock unless it receives a capital contribution sufficient to restore its financial condition. Shares in Gas Argentino as of December 31, 2010 were held as follows:
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

        Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2010 was as follows:

Country	Class	Amount
Argentina	A	290,277,316(a)
	B	169,156,200(b)
	C	56,917,121
Other countries	B	52,820,571

      Notes:

      (a)  Held by Gas Argentino.

      (b)  108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2010, we had 1,177 record holders of our stock in Argentina and 16 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. In accordance with our license, we had a Technical Assistance Agreement with BG Group as Technical Operator and we were required to pay an annual management fee for its services thereunder. We accrued fees of approximately Ps. 9.0 million under the Technical Assistance Agreement during the year ended December 31, 2008. See Item 4: "Information on the Company-Business Overview-Agreements with BG Group-Technical Assistance Agreement."

      In addition, we reimbursed BG Group and its subsidiaries approximately Ps. 1.9 million and Ps. 2.1 million for salaries, expenses and other costs associated with the placement of BG Group managers with us during the years ended December 31, 2009 and 2008, respectively, under the terms of a Personnel Supply Agreement between us and BG Argentina. As of December 31, 2010 and 2009, we also accrued fees for salaries, expenses and other costs with YPF S.A. of approximately Ps. 0.8 million and Ps. 0.4 million, respectively.

      YPF Inversora Energetica S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. We have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 98.8 million, Ps. 102.1 million and Ps. 82.4 million of gas purchases to YPF S.A. during the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, MetroENERGÍA collected commissions for sales on behalf of YPF of approximately Ps. 0.6 million, Ps. 1.6 million and Ps. 1.4 million during 2010, 2009 and 2008 respectively.

      Under the Gas Act and Decree No. 1,738/92, any individual or group producer of gas that is a controlling shareholder of Gas Argentino is prohibited from supplying (either directly or indirectly through other producers or resellers) more than 20% of the gas purchased by us in any given month. BG Group is not a gas producer in Argentina. In addition, we are prohibited from giving any of Gas Argentino's shareholders preferential treatment. Our management has managed and intends to continue managing our gas purchases and the other aspects of our business so as not to violate any such prohibitions.

      Additionally, as of December 31, 2010, 2009 and 2008, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF S.A., for approximately Ps. 0.05 million, Ps. 0.03 million and Ps. 0.05 million, respectively and to Y.P.F. for approximately Ps. 0.01 million, Ps. 0.02 million and Ps. 0.02 million as of December 31, 2010, 2009 and 2008, respectively.

      We supplied gas and transportation and distribution services of approximately Ps. 1.0 million, Ps. 1.3 million and Ps. 1.2 million during the years ended December 31, 2010, 2009 and 2008, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

      We sold transportation services amounting to approximately Ps. 14.3  million, Ps. 4.9 million and Ps. 0.8 million during the years ended December 31, 2010, 2009 and 2008, respectively, to MetroENERGÍA S.A., our subsidiary.

      Additionally, we received fees of approximately Ps. 6.6 million, Ps. 5.5 million and Ps. 4.2 million during the years ended December 31, 2010, 2009 and 2008, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

          Our actions are supported by "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", a ruling of the Argentine Supreme Court of Justice. The ruling states that Article 9.6.2 of Executive Decree No. 2,255/92 stipulates that cost variations caused by changes in tax regulations must be added to tariffs in accordance with Article 41 of Law No. 24,076.

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

            On November 28, 2006, ENARGAS asked for all information and documentation in order to evaluate the impact resulting from the transfer to tariffs on customers within the Autonomous City of Buenos Aires. On December 1, 2006, we responded with the requested materials. On January 30, 2007, we followed up, requesting that ENARGAS confirm that we had filed all the necessary information for ENARGAS to decide whether to grant the pass-through. We believed that the information sent to ENARGAS conformed with Article No. 41 of the Law No. 24,076 and Article No. 9.6.2 of the Distribution License Basic Rules. In turn, ENARGAS had a duty to consider all information or proof of documents, which we had submitted.

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

          These payments are reflected under the heading "Other non current receivables" in our consolidated balance sheets at December 31, 2010 and 2009 in amounts totaling Ps. 83.2 million and Ps. 74.1 million, respectively, which relates to this case as well as payments corresponding to levies by the GCBA, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela. As stated above, our argument is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs.

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

          The Prosecuting Court ordered that AFIP perform a reassessment of income taxes and compensatory interests in accordance with the established criteria. On August 8, 2007 AFIP notified us of the reassessment. Such reassessment did not consider AFIP General Instruction No. 2/07, issued on March 15, 2007, which allows the deduction of credits of up to Ps. 1.5 thousand by non-competitive markets' utilities companies. We submitted different filings before the Prosecuting Court to request a new reassessment considering the abovementioned General Instruction. As of the date of this annual report, the Prosecuting Court has not issued a decision in this matter. Once the reassessment becomes definitive, the parties may appeal before the Court of Appeals within the period ascribed for such actions. However, the process to appeal requires us to pay the claimed taxes, which would be reimbursed to us upon a favorable judicial decision. Consequently, to cover this contingency, we maintain a provision for an estimated amount of Ps. 0.1 million until the definitive reassessment will be issued by the AFIP.

          As of the date of this annual report, the Prosecuting Court had not issued a decision. Therefore, on March 6, 2009, MetroGAS' Board of Directors decided to issue a payment plan pursuant to Law No. 26,476. Such payment plan was entered into on April 27, 2009 and consists of 120 equal payments totaling Ps. 1.6 million in the aggregate plus an annual interest of 9%. In April 2009, MetroGAS recorded an amount of Ps. 1.5 million relating to this payment plan, which was included in MetroGAS' reorganization procedure (concurso preventivo).

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

          On September 27, 2006, the Comisión Federal de Impuestos (Federal Tax Commission), through Resolution No. 112/06, ratified the criterion followed by us and rejected a motion of revision filed by the Province of Buenos Aires that analyzes a situation identical to ours. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision to be decided by the Federal Supreme Court of Justice. That extraordinary motion was granted and, as of the date of this annual report, remains pending decision by the Federal Supreme Court of Justice.

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

          As of December 31, 2010, we maintained an allowance of Ps. 16.7 million to cover the contingency related to the difference in the determination of the income and expenses rate.

          Government of the City of Buenos Aires - Works on public roadways

          On January 25, 2008, pursuant to Law No. 2,634 and Regulation Decree No. 238/08 published on March 28, 2008, the City of Buenos Aires created a new regime for regulating public roadways. The regime specifies charges required to be paid for works in public spaces and sets forth that closing works must be made by GCBA. Since November 1, 2009, the GCBA once again modified the procedure to repair sidewalks and stated that those companies which made holes in sidewalks have to repair them.

          The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. As of December 31, 2009, the Company is dismissing these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2010, the Company has registered an allowance of Ps. 2.4 million related to these charges.

          Rates and charges

          Through Resolution No. 2,778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. The total amount demanded by ENARGAS amounted to Ps. 22.3 million, including interests and fines, which was recorded as a provision as of December 31, 2010.

          Interpretation disagreements with the regulatory authority

          As of the date of this annual report, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2010, the Company has registered an allowance of Ps. 9.2 million related to the effects of these disagreements.

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

        We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2010.

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

    THE OFFER AND LISTING

      Offer and Listing Details

        New York Stock Exchange

          American Depositary Shares

          Our ADSs, each representing 10 of our Class B Shares, were listed on the New York Stock Exchange ("NYSE") under the trading symbol "MGS" until June 17, 2010. The ADSs began trading on the NYSE on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York Mellon (the "Depositary") on February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:
	High	Low

2005:	6.18	4.00
2006:	4.42	3.20
2007:	6.20	3.70
2008:	4.62	0.90
2009	2.68	1.09
Between January 2 and June 17, 2010(*)	2.50	1.50

2009:
First Quarter	1.90	1.09
Second Quarter	1.90	1.20
Third Quarter	2.55	1.49
Fourth Quarter	2.68	1.63

2010:
First Quarter	2.50	1.84
Second Quarter	2.22	1.50

          Notes:

          (*) On June 17, 2010, we received a notice from the NYSE that our ADSs had been suspended from trading on the NYSE and was de-listed as a result of our filing for voluntary reorganization. See Item 3: "Key information-Risk Factors-Risk Factor Relating to Us-Our ADSs have been suspended from trading and was de-listed from the New York Stock Exchange."

          Class B Shares

      The Class B Shares are listed on the BCBA under the trading symbol "METR." The Class B Shares began trading on the BCBA on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the BCBA:

	High	Low

2005:	1.74	1.19
2006:	1.41	0.99
2007:	1.89	1.24
2008:	1.42	0.43
2009:	0.97	0.44
2010:	1.18	0.59

2009:
First Quarter	0.56	0.44
Second Quarter	0.66	0.48
Third Quarter	0.95	0.61
Fourth Quarter	0.97	0.65

2010:
First Quarter	0.92	0.72
Second Quarter	0.82	0.60
Third Quarter	0.71	0.59
Fourth Quarter	1.18	0.68

Recent Six Months
November 2010	1.16	0.80
December 2010	1.18	1.04
January 2011	1.38	1.06
February 2011	1.31	1.10
March 2011	1.38	1.03
April 25, 2011	1.10	1.02

      On December 31, 2010, the last reported sale price of the Class B Shares on the BCBA was Ps. 1.16 per share. On December 31, 2010, there were approximately 1,177 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets

        The Argentine Securities Market

        There are eleven securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja. The oldest and largest of these exchanges is the BCBA, founded in 1854. Total trading volume in the equity securities of Argentine companies as of December 31, 2010 was approximately US$ 44.1 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2010, the market capitalization of shares of the 98 companies (excluding mutual funds) listed on the BCBA was approximately US$ 477.8 billion compared to US$ 575.0 billion on December 31, 2009. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange.

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

        The Buenos Aires Stock Market

        The Buenos Aires Stock Market, which is affiliated with the BCBA, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholders are the only individuals and entities authorized to trade in the securities listed on the BCBA. The BCBA is a self-regulated, non-profit civil association representing all sectors of Argentina's economy. The most important index of the stock market is the MERVAL (MERcado de VALores, "stock market").

        Trading on the BCBA is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the BCBA is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. each business day of the year.

        In order to control price volatility on the BCBA, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 15 minutes when changes in the price of such issuer's shares registers a variation on its price between 10% and 15% and between 15% and 20%. After a 20% variation, if the price of such issuer's shares varies an additional 5% in the same day, the deal will result in additional 10-minute, successive suspension periods. Trading in such shares resumes the next trading day.

        Certain information regarding the Argentine securities market is set forth in the table below:
	2010	2009	2008	2007	2006

Market capitalization (US$ billions)	477.9	575.0	357.3	563.0	401.5
Annual volume (US $ millions)	44,150	34,530	68,710	66,990	49,200
Average daily trading volume (US$ millions)	14.3	14.3	28.0	28.5	21.4
Number of listed companies	98	101	104	102	96

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

        Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps. 1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2010	569,171

      On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in MetroGAS' concurso preventivo proceedings.

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

        Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19.550, as amended), Decree No. 677/01, the rules and regulations of the CNV and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "NYSE") and, consequently, we are subject to the rules and regulations of the NYSE.

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

        Argentine Requirement: To qualify as an "independent" or "non-independent" director, CNV standards (General Resolution No. 400/02) are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as "independent directors" would also not be considered "independent." When directors are appointed each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

        Argentine Requirement: Pursuant to Decree No. 677/01 and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. The majority of the members have to be independent. As required, on May 27, 2003, our Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. As of the date of this annual report, the Audit Committee consists of three independent directors.

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

        Argentine Requirement: The functions and responsibilities of an audit committee, established by Decree No. 677/01 and CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act.

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

        Argentine Requirement: Argentinean provisions are similar except that there is no such provision regarding hiring external auditors' employees contained in Argentine law or our By-Laws. However, Decree No. 677/01 establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.

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

        Argentine Requirement: Decree No. 677/01 requires additional information that issuers must include in their annual reports, such as information related to the decision-making organizational structure (corporate governance), the company's internal controls system, information about directors and officers' compensation, stock options, and any other compensation system applicable to the members of the board of directors and managers. Decree No. 677/01 does not address the remaining issues included in NYSE Section 303A.09.

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

        Additionally, on June 17, 2010, we received a notice from the NYSE that our ADRs had been suspended from trading on the NYSE and we were delisted as a result of the reorganization filing.

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

            Certain Powers of the Board of Directors

        Our By-Laws provide that the Board of Directors shall have full power to manage and dispose of our property, including such powers as are provided under Section 1881 of the Civil Code and Section 9 of Decree No. 5,965/63 that must be vested under a special power of attorney. The Board of Directors may, in our name and stead, perform any acts that are in furtherance of our corporate purpose, including banking transactions with Banco Nación, Banco de la Provincia de Buenos Aires, and other public or private banking entities.

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

        In the past, preemptive rights in respect of stock could only be restricted in certain exceptional cases by a resolution of an extraordinary meeting of shareholders. However, pursuant to Decree No. 2,284/91, ratified by Law No. 24,307 on December 30, 1993, any company (including us) authorized by the CNV to publicly offer its stock may additionally limit or suspend preemptive rights in respect of such stock in accordance with the rules of the CNV.

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

        Mandatory Tender Offer

        Decree No. 677/01 regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

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

In addition, the execution and settlement of futures contracts, forward contracts and other derivative instruments, except in some particular cases and subject to specific conditions, are subject to the prior authorization of the Central Bank.

Access to the exchange market by Argentine residents for the making of certain investments, including portfolio and direct investments, real estate investments and granting of loans to non-Argentine residents, is generally limited to US$ 2 million per person per calendar month, provided the Argentine resident does not have due and unpaid external debt at the time of access to the local exchange market. Certain formal requirements apply and in the case that the amount of foreign currency transferred by a resident exceeds US$250,000 during the calendar year, the intervening bank must confirm that the foreign currency purchased is compatible with the assets and earnings declared by the resident for tax purposes. The regulations allowed for a specific period of time, transfers in excess of the above mentioned cap in the case of portfolio investments applied, within a certain term, to the payment of external financial debts, payment of imports, payment of dividends or the making of direct investments abroad. The last extension expired on February 28, 2011. Although the Central Bank has consistently extended the effectiveness of this exception, it cannot be assured that a new extension will be enacted.

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

      Taxation

      General

      The following discussion is a summary of the material Argentine and U.S. federal income tax matters that may be relevant to the acquisition, ownership and disposition of our ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or Class B Shares.

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

      However, there is an estate and gift tax in the Province of Buenos Aires on assets located in that province or transfers to residents of that province.

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

      There is a standard deduction from the tax base of Ps. 50,000 after which all amounts will be subject to the tax, at rates ranging from 4% to 21.925%, depending on the value of the assets transferred and the closeness of the connection between transferor and transferee.

      Minimum Presumed Income Tax. Legal entities incorporated in Argentina and branches or permanent establishments of foreign corporations are subject to the Minimum Presumed Income Tax on the value of their assets; the tax rate is 1%. If the taxable assets in Argentina total less than Ps. 200,000, the owner is exempt from this tax. The amount paid as income tax can be credited towards the Minimum Presumed Income Tax.

      Shares in business entities also subject to Minimum Presumed Income Tax are excluded from the taxable asset base.

      If the Minimum Presumed Income Tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax in excess over the Minimum Presumed Income Tax that may be generated in the next ten fiscal years.

      On June 15, 2010, this tax was declared unconstitutional by the National Supreme Court in the Hermitage S.A. case where it was proven that the taxpayer had losses in the periods involved; however the scope of this decision is still unclear.

      Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and on each credit. Thirty-four percent of the amounts paid under this tax will be creditable to the income tax liability or presumptive minimum income tax liability of the account owner.

      Transfer taxes. The sale or exchange or disposition of the Class B Shares or ADSs is not subject to transfer taxes as long as they are publicly traded with authorization from the CNV. Otherwise, they are subject to a 0.8% stamp tax in the city of Buenos Aires.

      Court fees. Filing of a lawsuit before an Argentine court will be subject to a 3% court fee, imposed on the amount claimed.

      United States Federal Income Tax Considerations

      The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares provides general information only, and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a holder of ADSs or Class B Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations ("Treasury Regulations") promulgated thereunder, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of acquiring, holding or disposing of ADSs or Class B Shares or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that hold ADSs or Class B Shares.

      It also does not address all of the tax consequences that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, investors in pass-through entities, holders of 10% or more of the total combined voting power of our shares, persons liable for the alternative minimum tax, financial institutions, persons holding ADSs or Class B Shares as part of a hedge, straddle, synthetic security, constructive sale or other integrated investment, or U.S. Holders (as defined below) whose functional currency for U.S. federal tax purposes is other than the U.S. Dollar. This summary is limited to investors who hold ADSs or Class B Shares as capital assets (generally, property held for investment purposes).

      For purposes of the following discussion, the term "U.S. Holder" means a beneficial owner of ADSs or Class B Shares that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States; a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income taxation without regard to the source of its income; or a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person. As used herein, the term "non-U.S. Holder" means a holder of ADSs or Class B Shares who is a beneficial owner of such ADSs or Class B Shares but who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

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

      Distributions

      U.S. Holders

      Subject to the discussion below under "-Passive Foreign Investment Company Considerations," distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distributions are received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares, to the extent paid out of our current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes ("earnings and profits"). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code but may, in the case of ADSs, be taxed at a preferential rate for certain U.S. Holders as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs or Class B Shares and thereafter as either long-term or short-term capital gain (depending on whether the U.S. Holder has held ADSs or Class B Shares, as applicable, for more than one year as of the time such distribution is actually or constructively received).

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

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. Holders (including individuals) in a taxable year beginning on or before December 31, 2012 with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC." The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a U.S. exchange. The potential application of the PFIC rules to our ADSs and Class B Shares is further discussed below. U.S. Holders should consult their own independent tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

      A U.S. Holder who purchases Class B Shares denominated in Pesos will have an initial tax basis in the Class B Shares equal to the U.S. Dollar value of the Pesos-denominated purchase price determined on the date of purchase. If the Class B Shares are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. Dollar value of the cost of such Class B Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. With respect to the sale, exchange or other taxable disposition of Class B Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Class B Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

      If Argentine income tax is withheld on the sale, exchange or other taxable disposition of ADSs or Class B Shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Argentine income tax withheld. Any gain and loss recognized by a U.S. Holder in respect of the sale, exchange or other taxable disposition of ADSs or Class B Shares generally will be treated as derived from U.S. sources for foreign tax credit purposes. Consequently, in the case of a gain from the disposition of ADSs or Class B Shares that is subject to Argentine income tax (see "-Argentine Taxes-Income Taxation" above), the U.S. Holder may not be able to benefit from the foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Argentine income tax, provided that the U.S. Holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

      Non-U.S. Holders

      Subject to the discussion below under "-Backup Withholding and Information Reporting," a non-U.S. Holder of ADSs or Class B Shares will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or other taxable disposition of ADSs or Class B Shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder) or (ii) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met. If the first exception (i) applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. Holders, as described above, and, in the case of (i), if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. If the second exception (ii) applies, the non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources.

      Passive Foreign Investment Company Considerations

      Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of its gross income consists of "passive income" or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50%. For these purposes, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions, other than certain active business gains from the sale of commodities. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

      If we are treated as a PFIC and, at any time, we invest in non-U.S. corporations that are classified as PFICs (each, a "lower-tier PFIC"), U.S. Holders generally will be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interest in that lower-tier PFIC. If we are treated as a PFIC, a U.S. Holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its ADSs or Class B Shares.

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

      Backup Withholding and Information Reporting

      Dividends paid on, and proceeds from the sale, exchange or other taxable disposition of, ADSs or Class B Shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 28.0%) unless the U.S. Holder (i) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred or (ii) is an exempt recipient. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

      In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or Class B Shares and the application of the recently enacted legislation to their particular situations.

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

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to US$ 1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps. 424.9 million at December 31, 2001 before adjustment for inflation. As of December 31, 2010, our foreign-denominated financial debt, registered under "reorganization liability," amounted to Ps. 1,034.6 million. As of December 31, 2009 and 2008, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps. 920.6 million and Ps. 815.3 million, respectively.

    Our foreign exchange net loss during 2010, 2009 and 2008 were Ps. 38.0 million, Ps. 85.3 million and Ps. 66.7 million, respectively.

    The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2010 that may be sensitive to changes in interest rates and foreign exchange:
				Expected Maturity Date(6)
	2010	Interest Rate	Fair Value (7)	Without due date	2011	2012	2013	2014	2015	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations US$

Series 1 (4)	838,322	8%(1)	377,245	838,322	-	-	-	-	-	-
Series 2 Class A (5)	24,869	5%(2)	11,191	24,869	-	-	-	-	-	-
Interest payables	31,498			31,498
Total Negotiable Obligations US$	894,689
Negotiable Obligations Euros

Series 2 Class B (5)	137,459	3.8%(3)	61,857	137,459	-	-	-	-	-	-
Interest payables	2,409
Total Negotiable Obligations Euros	139,868

Total Negotiable Obligations	1,034,556

Total Non current financial debt	1,034,556

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

    (7) As December 31, 2010, the functional currency fair value is higher than in 2009 due to the devaluation of the Argentine peso against the dollar / euro, and not to changes in fair value measured in foreign currency.

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

Fees and other Payments Made by the Depositary

The Depositary has agreed to reimburse or pay, on behalf of MetroGAS, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal fees and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 and reimbursed us in the amount totaling US$ 38,000, such amount is not related to the fees collected by the Depositary from our ADS holders.

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

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    We amended our By-Laws to provide that we would not be subject to the mandatory tender offer regime contemplated by Decree No. 677/01 and to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Last Amendments to Our By-Laws."

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

    CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        Our management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that as of the end of the period covered by the report, our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required and it is accumulated and communicated to the Company's Management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

        The Company's management, including out Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of the end of the period covered by the report.

        This annual report does not include an attestation report of the company's registered public accounting firm on management's assessment of the Company's internal control over financial reporting based on Item 15(c) of the SEC's Form 20-F, which only requires an attestation report where the Form 20-F is being used as an annual report if the Company is (1) an accelerated filer or (2) a large accelerated filer. As of December 31, 2010 and the date of this annual report, MetroGAS is a non-accelerated filer.

        Changes in Internal Control

    There have been no changes in our internal controls over financial reporting or in other factors during the the period covered by this annual report that have materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

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

    ITEM 16C. Principal Accountant Fees and Services

    pwc acted as our independent registered public accounting firm for the years 2010 and 2009. The table below sets forth the fees for services performed by pwc, an independent registered public accounting firm for the years 2010 and 2009 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2010	2009
	(in Pesos)
Audit Fees	1,187,069	1,036,928
Audit-Related Fees	221,900	142,600
Tax Fees	102,492	154,520
All Other Fees	-	-
Total	1,511,461	1,334,048

        Audit Fees

        Audit fees are fees agreed upon with pwc for the years 2010 and 2009 (including related expenses) for the audit of our annual consolidated financial statements, for the audit of internal control over financial reporting and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

        Audit-Related Fees

        Audit-related fees in 2010 and 2009 include fees related to attestations derived from requirements of ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la Republica Argentina, AFIP, etc.).

        Tax Fees

        Tax fees in 2010 and 2009 were related to services agreed-upon for tax compliance.

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

    See pages F-1 through F-77.

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

    METROGAS S.A.

    By: /s/ Andrés Cordero
    Name: Andrés Cordero
    Title: Chief Executive Officer

    Date: April 28, 2011

                  DO NOT DELETE. This text is hidden and will not appear in the printed document. This heading is inserted for page numbering purposes only

METROGAS S.A.

Ps.: Argentine Pesos

US$: U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2010 and 2009, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2, the uncertainties related to the suspension of the original regime for tariff adjustments and the Company's petition for voluntary reorganization in an Argentine Court on June 17, 2010 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2.The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

Buenos Aires, Argentina

March 3, 2011 (except with respect to the

matters discussed from Notes 17 to 20 to the

consolidated financial statements, as to which the date is April 28, 2011)

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2010	2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	49,559	63,562
Investments (Note 5 b))	261,789	64,723
Trade receivables, net (Note 5 c))	207,305	168,455
Other receivables (Note 5 d))	13,319	14,374
Inventories, net (Note 5 e))	4,592	3,834
Total current assets	536,564	314,948

NON - CURRENT ASSETS
Investments (Note 5 f))	668	371
Other receivables (Note 5 g))	250,791	221,986
Fixed assets, net (Note 5 h))	1,722,877	1,688,430
Total non - current assets	1,974,336	1,910,787
Total assets	2,510,900	2,225,735

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5 i))	307,824	238,050
Financial debt (Note 5 j))	-	82,777
Payroll and social security payable	29,245	23,052
Taxes payable (Note 5 k))	37,699	56,219
Other liabilities	9,195	8,080
Contingencies provision (Note 21 d))	79,098	70,776
Total current liabilities	463,061	478,954

NON - CURRENT LIABILITIES
Financial debt (Note 5 l))	-	837,857
Taxes payable	-	9,977
Reorganization liabilities (Note 5 m))	1,220,331	-
Total non - current liabilities	1,220,331	847,834
Total liabilities	1,683,392	1,326,788
MINORITY INTEREST	1,604	1,346
SHAREHOLDERS' EQUITY (as per related statement)	825,904	897,601
Total	2,510,900	2,225,735

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2010	2009	2008

Sales (Note 5 n))	1,122,328	1,074,227	901,564
Operating cost (Note 21 c))	(809,188)	(769,584)	(612,953)
Gross profit	313,140	304,643	288,611

Administrative expenses (Note 21 b))	(123,831)	(97,659)	(83,037)
Selling expenses (Note 21 b))	(132,837)	(112,898)	(88,336)
Operating income	56,472	94,086	117,238

Financing and holding results generated by assets
Holding results	5,115	2,779	744
Result on present-valuing long term other receivables	(34,293)	(1,482)	3,558
Interest on commercial operations	4,874	9,531	6,956
Interest on financial operations	311	1,733	6,611
Exchange gain (loss) on commercial operation	815	(747)	2,276
Exchange (loss) gain on financial operation	(2,651)	2,263	427

Financing and holding results generated by liabilities
Interest on commercial operations	(495)	316	(452)
Interest on financial operations	(33,137)	(69,717)	(59,184)
Result on present-valuing long term financial debt	(48,003)	(18,524)	(16,247)
Exchange loss on commercial operations	(706)	(1,859)	(980)
Exchange loss on financial operations	(35,380)	(87,610)	(67,145)
Others	(3,191)	(7,469)	(6,708)

Other income, net	6,005	8,048	1,408
Minority interest	(258)	(298)	(245)
Loss before income tax	(84,522)	(68,950)	(11,743)
Income tax gain (loss) (Note 3.6.h)	12,825	(9,392)	(1,806)
Net loss for the year	(71,697)	(78,342)	(13,549)

Loss per share (Notes 3.7 and 19 b))	(0.13)	(0.14)	(0.02)

Loss per ADS (Notes 3.7 and 19 b))	(1.26)	(1.38)	(0.24)

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2010	2009	2008
Cash flows from operating activities
Net loss for the year	(71,697)	(78,342)	(13,549)
Interest expense on financial debt accrued	33,137	69,717	59,184
Income tax accrued	(12,825)	9,392	1,806

Adjustments to reconcile net income to cash flows provided by operating activities
Minority interest	258	298	245
Depreciation of fixed assets	74,421	71,331	69,168
Net book value of fixed assets written off	1,574	(243)	1,271
Allowance for doubtful accounts	6,973	8,174	1,259
Allowance for inventory obsolescence	43	167	140
Allowance for disposal of fixed assets	8,581	7,439	5,767
Contingencies provision	9,464	10,445	12,702
Materials consumed	3,966	8,009	2,728
Exchange loss on financial operations	35,380	87,610	67,145
Result on present-valuing long term financial debt	48,003	18,524	16,247
Result on present-valuing long term other receivables	34,293	1,482	(3,558)
Other financial results	(2,565)	-	-

Changes in assets and liabilities
Trade receivables	(45,823)	(2,467)	(26,497)
Other receivables	(32,111)	(26,923)	(20,873)
Inventories	(4,679)	(8,244)	(3,369)
Non current investments	(297)	(52)	(36)
Accounts payable	206,527	77,729	17,294
Payroll and social security payable	9,727	4,742	4,817
Taxes payable	13,598	(1,565)	(8,073)
Other liabilities	1,140	1,768	(1,120)
Contingencies provision	(1,142)	(401)	(744)
Minimum presumed income tax paid	(13,741)	(7,162)	(9,606)
Net cash provided by operating activities	302,205	251,428	172,348

Cash flows used in investing activities
Purchase of fixed assets	(119,111)	(105,756)	(84,169)
Net cash used in investing activities	(119,111)	(105,756)	(84,169)

Cash flows used in financing activities
Bank overdraft	(31)	31	416
Payment of loans	-	-	(3,260)
Interest paid	-	(70,574)	(61,212)
Net cash used in financing activities	(31)	(70,543)	(64,056)

Increase in cash and cash equivalents	183,063	75,129	24,123
Cash and cash equivalents at the beginning of the year	128,285	53,156	29,033
Cash and cash equivalents at the end of the year (1)	311,348	128,285	53,156

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

(1) Includes Ps. 67,427 thousands, Ps. 54,106 thousands and Ps. 27,087 thousands as of December 31, 2010, 2009 and 2008 related to cash deposited in the trust funds in January 2011, 2010 and 2009, respectively.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands of Argentine Pesos unless otherwise indicated)

	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPRIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2007	569,171	684,769	45,376	(309,824)	989,492

Net loss for the year	-	-	-	(13,549)	(13,549)

Balance as of December 31, 2008	569,171	684,769	45,376	(323,373)	975,943

Net loss for the year	-	-	-	(78,342)	(78,342)

Balance as of December 31, 2009	569,171	684,769	45,376	(401,715)	897,601

Net loss for the year	-	-	-	(71,697)	(71,697)

Balance as of December 31, 2010	569,171	684,769	45,376	(473,412)	825,904

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

As part of the mentioned measures, on January 9, 2002, Law No. 25,561 - Public Emergency Law (the "Emergency Law") was enacted and was subsequently supplemented by other Laws, decrees and regulations issued by different Government entities. This group of rules led to a substantial change in terms of the license and its relation with the National Government, modifying the program of tariff rewards accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

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

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

On October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by Public Emergency Law No. 25,561, we signed a Transition Agreement with UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09. Despite this fact, the Company's tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by ENARGAS (Ente Nacional Regulador del Gas) and is still being reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither MPFIPS nor the ENARGAS has granted to MetroGAS the pass through to tariffs of municipal levies, contributions and other charges, which significantly and increasingly impacts our cash flow generation. It is worth mentioning that all of the increases granted for customer categories, which the Company has invoiced to its customers, have had no effect on the Company's income because the resources have been used to expand the main gas pipeline capacity, compensate for natural gas price increases from producers and to pay for natural gas imports necessary due to the volume of internal demand. Moreover, for the past twelve years, the Company has operated with frozen tariffs and has not received any subsidies from the Government. Since 2001, operating costs have been increased more than 281%.

Despite this, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006. However, despite the fact that the Company hired a financial advisor to find alternatives that would allow the renegotiation of its financial debt, the proposed actions have not been successful. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments or the funds needed to pay its commercial and fiscal obligations.

It is worth noting that MetroGAS is fully operational and maintains the quality of its services.

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

Consequently, as of December 31, 2010, the Company has neither recorded nor invoiced the effects of the Transition Agreement.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

Voluntary Reorganization Proceeding (concurso preventivo)

The adverse financial conditions that MetroGAS faces as a result of its frozen tariffs, no reallocation on tariffs of municipal rates and the increase of expenses resulting from operations, administration and commercialization resulted in its Board of Directors approving the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing constituted an event of default under the Company's outstanding debt obligations and, pursuant to the terms of its outstanding debt obligations, resulted in the automatic acceleration of its outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations.

As a result of this reorganization procedure, MetroGAS continues to operate its business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). On July 15, 2010, the Court admitted the reorganization proceeding. The Company's Shareholders Meeting held on August 2, 2010 ratified the decision made by the Board of Directors. Among the relevant measures, the following may be pointed out: a) The end of the proof of claim period was fixed for November 10, 2010; b) the deadline by which the sindico concursal must issue a report about each individual claim was fixed for February 22, 2011; c) the deadline by which MetroGAS must establish classification of creditors' claims was fixed for April 20, 2011; d) the deadline by which the sindico concursal must issue a report about MetroGAS' general financial situation was fixed for May 20, 2011; and e) the end of the exclusivity period, the period during which MetroGAS may submit a proposal to each creditor individual, was fixed for March 9, 2012.

The filing for a reorganization proceeding includes, among others, the following consequences:

  unsecured debt due or not due for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.

  the suspension of interest payments, and

  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date.

  The suspension of current actions against the Company.

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in our balance sheet in our current financial statements under the line-item "Reorganization Liabilities". These liabilities are considered long-term liabilities, given the aforementioned deadlines in addition to the fact that the reorganization procedure has not yet ended. Long-term liabilities also include commercial, tax, financial and social debts, among others.

As of the date of issuance of these financial statements, the proof of claim period has expired and the deadline by which the síndico concursal must issue a report about each individual claim has passed. The report has been issued and the court has issued a resolution pursuant to Article No. 36 of the Bankruptcy Law, which approved said claims. The submission of the general report of the síndico concursal remains pending. It is impossible to foresee the outcome of the process or to determine its impact on the Company's results and operations.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

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

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo) described above. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

ENARGAS Intervention

Following MetroGAS' filing for voluntary reorganization on June 17, 2010, ENARGAS issued Resolution No. I-1,260 and for the next 120 days appointed Ing. Antonio Gómez as MetroGAS's interventor. The Resolution states that the interventor will (a) supervise and control all of MetroGAS' activities that could have an impact on the public service gas supply rendered by the Company, which supply is the core of the license agreement; (b) initiate a corporate audit of MetroGAS; and (c) itemize and appraise all the Company's assets. MetroGAS is uncertain as to the effect such intervention will have over its results of operation and financial condition.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1,260, together with a request for an injuction to suspend the intervention effects during the process of the aforementioned direct appeal. This injunction request was rejected by a judicial resolution communicated to MetroGAS on September 8, 2010. The intervention has been extended twice, on October 22, 2010 and on February 22, 2011 by means of Resolutions No. I/1,431 and Resolutions No. I/1,612, respectively.

Suspension of Trading of the ADSs on NYSE

As a result of our filing for voluntary reorganization, our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE's application on Form 25 with the SEC on July 15, 2010. The last day that the Company's ADSs traded on the NYSE was June 17, 2010. The suspension of trading of our ADSs on the NYSE and their subsequent delisting have negatively impacted the levels of liquidity available to our ADS holders as they can only trade their securities (i) on the over-the-counter market in the United States or (ii) after converting them into common shares on the Buenos Aires Stock Exchange Additionally, MetroGAS can provide no assurance that it will be able to re-list its ADSs on the NYSE should the Company be successfully reorganized.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

Argentine GAAP

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, or the "CNV"), assuming that the Company will continue as a going concern. However, the Company's consolidated financial statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non-occurrence of the event. These financial statements should be read in this context.

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

• Adoption of the IFRS is effective for financial statements beginning with fiscal year ended December 31, 2012 and for interim financial statements prepared during that year. Additionally, entities required to apply IFRS must prepare a note in their annual financial statements for the fiscal year ended December 31, 2011 detailing the expected impact of IFRS on their financial results.

The transition to IFRS will require the Company to make accounting, financial and operational changes. In this respect, on April 22, 2010, the Board of Directors approved the specific implementation plan, which has progressed according to the approved plan. We are currently ending the evaluation of the IFRS implementation stage.

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

A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2010	2009	2008
MetroENERGÍA S.A. (i)	95%	95%	95%

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

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2010, 2009 and 2008.

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

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when applicable, financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables, which were valued on the basis of the best estimation of the sums to be received discounted using the rate that reflects the time value of money and the specific risks of the receivables, Deferred income tax is shown at nominal values.

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

f) Inventories

Warehouse materials were valued at replacement cost at year-end. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at year-end.

g) Fixed assets

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

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2010 and 2009 amounted to Ps. 6,347 and to Ps. 4,983 respectively.

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

h) Income tax

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

The following tables show changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryforward	Trade receivables	Other liabilities	Other receivables	Other	Total
Balances as of December 31, 2009	13,468	20,788	25,296	9,058	35	68,645
Movements of the year	(8,479)	2,209	3,200	12,222	12	9,164
Balances as of December 31, 2010	4,989	22,997	28,496	21,280	47	77,809

Deferred tax liabilities
	Fixed assets	Financial debt	Other	Total
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)
Movements of the year	(151)	17,208	3,346	20,403
Balances as of December 31, 2010	(9,478)	-	3,507	(5,971)

Deferred income tax assets generated by the tax loss carryforward recorded by the Company amount to Ps. 23,279, Ps. 13,468 and Ps. 4,989 as of December 31, 2008, 2009 and 2010, respectively, which can be offset against profits for future years, expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information amount to Ps. 15,794, Ps. 42,271 and Ps. 71,838 as of December 31, 2008, 2009 and 2010, respectively.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Income tax (benefit) / expense for the years ended December 31, 2010, 2009 and 2008 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:
	December 31,
	2010	2009	2008
Income tax expense on pre-tax income	(29,583)	(24,133)	(4,110)
Permanent differences
Restatement into constant currency	14,152	13,788	13,909
Non deductible expenses and non- taxable income	2,606	(1,156)	(1,415)
Expiration of tax loss carryforward	-	23,106	-
Valuation allowance on deferred income tax assets	-	(23,279)	(6,578)
Valuation allowance on minimum presumed income tax	-	21,066	-
Total income tax (benefit) / expense	(12,825)	9,392	1,806

Below is the reconciliation between income tax (benefit) / expense and the income tax determined for fiscal purposes:
	December 31,
	2010	2009	2008
Income tax determined for fiscal purpose	25,221	1,508	17,511
Temporary differences	(38,046)	(13,009)	(9,127)
Expiration of tax loss carryforward	-	23,106	-
Valuation allowance on deferred income tax assets	-	(23,279)	(6,578)
Valuation allowance on minimum presumed income tax	-	21,066	-
Total income tax (benefit) / expense	(12,825)	9,392	1,806

The accounting standards establish that differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements shall be treated as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 249 million, Ps. 263 million and Ps. 277 million at nominal values as of December 31, 2010, 2009 and 2008, respectively. The differences of Ps. 14 million in each year, would have impacted in the results of the years 2010, 2009 and 2008, respectively.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

i) Minimum presumed income tax

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

The Company, based on its estimated income tax for future years, has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

To determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimate. Using such estimates, the Company registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 21,066 as of December 31, 2010 and 2009.

j) Severance payments

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by operations and other services were valued based on conditions agreed between the parties.

l) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when applicable, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

These liabilities are considered long-term liabilities, given the aforementioned deadlines included in Note 2 and the fact that the reorganization process has not yet ended. Long-term liabilities also include commercial, tax, financial and social debts, among others.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

m) Contingencies provision

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Fair market value is determined primarily using projected cash flows discounted at a rate commensurate with the risk involved. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome.

As of December 31, 2010, we identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the discounted cash flows were higher than the carrying amount of fixed assets, we determined that the assets were not impaired.

3.7. Loss per share and per ADS

Loss per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2010, 2009 and 2008. Each ADS represents ten Class "B" shares.

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

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:
	December 31,
	2010
	MetroGAS	MetroENERGÍA	Eliminations	Total
	Distribution	Trading
Sales	903,368	233,272	(14,312)	1,122,328
Operating income	3,074	52,178	1,220	56,472
Equity in income of subsidiary	26,129	-	(26,129)	-
(Loss) income before tax	(101,629)	48,876	(31,769)	(84,522)
Income tax	29,932	(17,107)	-	12,825
Net (loss) income	(71,697)	31,769	(31,769)	(71,697)
Total assets	2,451,150	91,002	(31,252)	2,510,900
Total liabilities	1,625,246	58,922	(776)	1,683,392
Increase in fixed assets	119,111	-	-	119,111
Depreciation of fixed assets	74,421	-	-	74,421
Investment in subsidiary	25,540	-	(25,540)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	8,581	-	-	8,581
Contingencies provision	9,464	-	-	9,464
Allowance for doubtful accounts	5,921	1,052	-	6,973
Exchange loss on financial operations	35,380	-	-	35,380
Result on present-valuing long term financial debt	48,003	-	-	48,003
Materials consumed	34,293	-	-	34,293

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

	December 31,
	2009
	MetroGAS	MetroENERGÍA	Eliminations	Total
	Distribution	Trading
Sales	878,852	200,243	(4,868)	1,074,227
Operating income	35,935	47,428	10,723	94,086
Equity in income of subsidiary	31,582	-	(31,582)	-
(Loss) income before tax	(83,293)	40,950	(26,607)	(68,950)
Income tax	4,951	(14,343)	-	(9,392)
Net (loss) income	(78,342)	26,607	(26,607)	(78,342)
Total assets	2,181,254	74,021	(29,540)	2,225,735
Total liabilities	1,283,653	47,103	(3,968)	1,326,788
Increase in fixed assets	105,756	-	-	105,756
Depreciation of fixed assets	71,331	-	-	71,331
Investment in subsidiary	26,018	-	(26,018)	-

Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	7,439	-	-	7,439
Contingency provision	10,445	-	-	10,445
Allowance for doubtful accounts	5,618	2,556	-	8,174
Exchange differences on financial operations	87,610	-	-	87,610
Result on present-valuing long term financial debt	18,524	-	-	18,524
Materials consumed	8,009	-	-	8,009

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2010, 2009 and 2008, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating Companies are as follows:
	December 31,
	2010	2009
Electric Power Generating Companies	25,718	129,206

The approximate percentages of net sales derived to Electric Power Generating Companies for the years ended December 31, 2010, 2009 and 2008 were 7.9%, 8.2% and 12.8% respectively.

NOTE 4 - INITIAL DETERMINATION OF THE VALUE OF NET ASSETS

The transfer price of the net assets contributed to the Company was determined based on the price of US$ 362,021 thousand paid for 70% of the outstanding capital stock. The value of the remaining 30% of the shares was also determined on this basis. The initial amounts due to the Federal Treasury and YPF S.A. ("YPF") (US$ 110,000 thousand), assumed by the Company under the Transfer Agreement, was added to the total net assets so calculated (US$ 517,173 thousand), in determining the aggregate original value of fixed assets. Such value converted at the exchange rate in effect as of the Transfer Agreement, has been restated for inflation as mentioned in Note 3.4.

The transfer price of these assets was approved by Resolution No. 1,409 of the Argentine Economy Ministry ("EM") and was converted at the exchange rate in effect on the Transfer Date.

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2010	2009
Assets
Current assets
a) Cash and banks
Cash	938	350
Banks	45,824	60,510
Collections to be deposited	2,797	2,702
	49,559	63,562

b) Investments
Savings account deposits	63	53
Mutual funds	105,541	58,500
Government securities	2	21
Time deposits	156,183	6,149
	261,789	64,723
c) Trade receivables, net
Trade accounts receivable	146,360	144,127
Unbilled revenues	31,829	16,616
Receivables from sales on behalf of third parties	47,363	24,717
Tax on banking transactions to be recovered	6,004	4,591
Related parties (Note 7)	442	389
PURE (i)	(2,797)	(4,607)
Allowance for doubtful accounts (Note 21 d))	(21,896)	(17,378)
	207,305	168,455

(i) Corresponds to liabilities related to PURE Program. PURE is a government-established program aimed at reducing energy consumption. Consumers are encouraged to use less energy by receiving benefits and/or penalties on their monthly bills according to their level of energy consumption. Additional charges included in invoices are collected by the Company and deposited in a trust on behalf of ENARGAS.

d) Other receivables, net
Other advances	6,827	4,564
Insurance and other prepaid expenses	3,671	4,564
Tax receivables	1,422	4,323
Other receivables	1,399	923
	13,319	14,374
e) Inventories, net
Warehouse materials	6,343	5,669
Allowance for inventory obsolescence (Note 21 d))	(1,751)	(1,835)
	4,592	3,834

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2010	2009
Non-current assets
f) Investments
Mutual funds	668	371
	668	371
g) Other receivables
Net deferred income tax (Note 3.6.h)	71,838	42,271
Receivables for minimum presumed income tax (Note 3.6.i)	80,848	66,296
	152,686	108,567
Study, revision and inspection of works in public space levy to be recovered GCBA (Note 9.4.5)	60,407	49,990
Occupancy of public space levy to be recovered (Note 9.4.5)	83,168	74,063
Others	16	281
Present Value Discount	(45,486)	(10,915)
	250,791	221,986
h) Fixed assets, net
Original value	2,915,493	2,814,164
Accumulated depreciation	(1,192,616)	(1,125,734)
	1,722,877	1,688,430

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:
		December 31, 2010			December 31, 2009
Categories	ANNUAL RATE OF DEPRECIATION MAX - MIN	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	76,156	25,708	50,448	75,602	24,290	51,312
High pressure mains	2.22% to 10%	294,312	185,460	108,852	277,302	175,176	102,126
Medium and low pressure mains	1.19% to 10%	1,720,532	540,795	1,179,737	1,641,676	507,240	1,134,436
Pressure regulating stations	4% to 12.5%	65,253	37,942	27,311	63,973	35,847	28,126
Consumption measurement installations	2.85% to 5%	345,670	150,778	194,892	342,041	139,416	202,625
Other technical installations	6.67%	50,735	43,893	6,842	49,814	41,384	8,430
Machinery, equipment and tools	6.67% to 20%	28,311	26,004	2,307	27,583	25,589	1,994
Computer and telecommunications equipment	5% to 50%	169,348	154,437	14,911	158,978	150,489	8,489
Vehicles	10% to 20%	10,986	8,378	2,608	10,393	8,258	2,135
Furniture and fixtures	10% to 20%	5,466	5,453	13	5,461	5,444	17
Materials	-	9,848	-	9,848	8,277	-	8,277
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	69,795	-	69,795	84,915	-	84,915
Advances to fixed assets suppliers	-	445	-	445	370	-	370
Distribution network extensions constructed by third parties	1.82% to 2.38%	66,261	14,430	51,831	63,372	13,128	50,244
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(5,969)	(662)	(5,307)	(5,329)	(527)	(4,802)
Allowance for obsolescence of materials (Note 21 d))	-	(615)	-	(615)	(529)	-	(529)
Allowance for disposal of fixed assets (Note 21 d))	-	(8,756)	-	(8,756)	(7,450)	-	(7,450)
		2,915,493	1,192,616	1,722,877	2,814,164	1,125,734	1,688,430

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2010	2009

Liabilities
Current liabilities
i) Accounts payable
Gas and transportation	107,857	69,594
Other purchases and services	85,949	74,159
Related parties (Note 7))	37,594	15,962
Payables from sales on behalf of third parties	8,997	24,229
Transportation Trust Fund (i)	67,427	54,106
	307,824	238,050

(i) Collected amounts related to Transportation Trust Fund which are pending deposit in the abovementioned trust.

j) Financial debt (Note 10)
Negotiable bonds (face value) (Note 21 a))	-	81,774
Interest and other expenses payable to foreign financial institutions (Note 21 a))	-	972
Overdraft with financial institutions	-	31
	-	82,777

k) Taxes payable
Value added tax	6,796	11,328
Occupancy of public space levy	89	7,974
GCBA study, revision and inspection of works in public space levy	4,889	13,217
CNG tax	3,464	5,209
Income tax	18,332	12,823
Gross revenue tax	2,325	313
Other taxes	1,804	5,355
	37,699	56,219

Non-current liabilities
l) Financial debt (Note 10)
Negotiable bonds (face value) (Note 21 a))	-	887,022
Negotiable bonds (fair value discount)	-	(49,165)
	-	837,857

m) Reorganization liabilities (Note 2)
Accounts payable	109,373	-
Financial debt (Note 10 and 21 a))	1,034,556	-
Payroll and social security payable	3,534	-
Taxes payable	45,461	-
Related companies (Note 7)	27,380	-
Other liabilities	27	-
	1,220,331	-

Statement of Operations	December 31,
	2010	2009	2008
n) Sales
MetroGAS' gas sales	604,269	603,968	507,483
MetroENERGíA's sales on own behalf	221,184	184,354	115,634
MetroGAS' transportation and distribution services	189,857	177,740	187,176
MetroGAS' other sales	46,145	43,475	46,655
MetroGAS' processed natural gas sales	48,785	48,801	36,910
MetroENERGíA's selling commission	12,088	15,889	7,706
	1,122,328	1,074,227	901,564

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2010	2009
6.1. Investments
- Becoming due
less than 3 months	156,183	6,149
- Without due date	106,274	58,945
Total	262,457	65,094

6.2. Receivables
- Past due
less than 3 months	10,931	37,197
from 3 to 6 months	9,591	14,514
from 6 to 9 months	24,249	22,743
from 9 to 12 months	1,297	1,577
from 1 to 2 years	14,023	6,914
more than 2 years	7,478	8,027
Sub-total	67,569	90,972
- Without due date	2,998	639

- Becoming due
less than 3 months	163,753	100,849
from 3 to 6 months	3,976	4,313
from 6 to 9 months	2,380	1,975
from 9 to 12 months	1,844	1,459
from 1 to 2 years	20,058	91,453
more than 2 years	230,733	130,533
Sub-total	422,744	330,582
Allowance for doubtful accounts	(21,896)	(17,378)
Total	471,415	404,815

6.3. Payables
- Past due
less than 3 months	68,935	44,931
from 3 to 6 months	1,793	228
from 6 to 9 months	72	-
from 9 to 12 months	-	34
from 1 to 2 years	-	1,140
more than 2 years	-	74
Sub-total	70,800	46,407
- Without due date (*)	1,228,218	6,998

- Becoming due
less than 3 months	287,383	252,131
from 3 to 6 months	5,507	47,606
from 6 to 9 months	-	2,845
from 9 to 12 months	12,386	52,191
from 1 to 2 years	-	130,944
more than 2 years	-	716,890
Sub-total	305,276	1,202,607
Total	1,604,294	1,256,012

(*) As of December 31, 2010, Reorganization liabilities are included for an amount of Ps. 1,220,331 thousand.

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2010 and 2009 investments include (i) "BODEN" bearing interest at an annual rate of 2.00 and 4.00% as of December 31, 2010 and 2009 respectively, (ii) time deposits at an annual average rate in Dollars of 0.19% and 0.25% as of December 31, 2010 and 2009, and at an annual average rate in Pesos of 11.13% and 9.75% as of December 31, 2010 and 2009, respectively and (iii) mutual funds at an average annual yield of 4.6% and 5.7% as of December 31, 2010 and 2009, respectively.

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

Payables do not accrue interest, except for the financial debt, which is detailed in Note 10 and taxes payable in relation to the payment facilitation plans which accrued interest until the date of the filing for voluntary reorganization (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. From that date forward, the accrual of interest should be suspended.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2010, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A (2008 and 2009) and YPF (2008, 2009 and 2010).

During the years ended December 31, 2010, 2009 and 2008, MetroGAS entered into certain transactions with Astra Evangelista S.A., as mentioned below, who is indirectly related to YPF.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Under the Law No. 24,076 (the "Gas Act" and Decree No. 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2010, 2009 and 2008, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related parties are as follows:
	December 31,
	2010	2009	2008

Gas sales	1,101	1,351	1,267
Commissions for sales on behalf of third parties	617	1,556	1,376
Gas purchases	98,766	102,065	82,414
Fees for professional services	780	2,300	2,070
Technical operator's fees	-	-	9,029
Other income, net	107	-	87

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2010 and 2009 from transactions with related parties are as follows:

December 31,

2010 2009

Trade Accounts Reorganization Trade Accounts

receivables payable liability receivables payable

Current Current Non Current Current Current

Thousands of Ps.

Controlling company:

Gas Argentino S.A. - - - - -

Significant influence:

YPF Inversora Energética S.A. - - - - -

Other related parties:

BG Argentina S.A. - - - - -

BG International Limited - - - - -

YPF S.A. 226 37,594 27,380 162 15,962

Operadora de Estaciones de Servicios S.A. 216 - - 222 -

Astra Evangelista S.A. - - - 5 -

Board of directors and management: - - - - -

442 37,594 27,380 389 15,962

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

During the present fiscal year and based on the Consumer Protection Act, Chamber K of the Civil Court made MetroGAS responsible for an irregularity in an internal installation without taking into account either the regulatory framework in force or the precedent case law relevant to this matter. The Company applied for an extraordinary appeal before the National Supreme Court in addition to giving ENARGAS due notice.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company. The reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, the Company's license.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

The Emergency Law, which was originally scheduled to expire in December 2003, was extended up to December 31, 2011. The renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Although several draft proposals have been exchanged with UNIREN during the last years, the Company has not been able to reach a definitive agreement because, among other reasons, the Government requires that the Company's direct and indirect shareholders suspend and eventually release any domestic or international claim against the Government as a consequence of the emergency condition and that the Company grant indemnity to the Government regarding any measure, decision or ruling relating to economic compensation or a claim for damages or indemnity based on or related to measures implemented due to the emergency situation established by Law 25,561 and/or the cancellation of the PPI with regard to the license agreement. Among the relevant issues lacking a consensus for signing of a letter of understanding we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still negotiating an agreement contemplating tariff increases which allows it to make a proposal to its creditors and end the legal proceedings it is involved in, thus restoring business feasibility. According to the Company's legal advisors, a letter of understanding similar in content to the one sent by UNIREN has to be authorized by the judge in charge of the judicial proceeding.

On October 1, 2008, MetroGAS signed a Transition Agreement with UNIREN, which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234, which was published on April 14, 2009. This Transition Agreement establishes a Transitional Tariff Regime as from September 1, 2008, which includes an increase in distribution and transportation tariffs. All amounts MetroGAS receives from customers as a result of the tariff increases established under the Transition Agreement are obligated to be deposited into a trust fund, which funds are to be applied by the Company to future investments in gas infrastructure projects, with the prior approval of ENARGAS, in the licensee area.

The Transition Agreement establishes general guidelines for final tariff increases on invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution gas tariffs. It is complemented by ENARGAS Resolution No. I/409, which creates categories of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which approved an agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Transition Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules resulting from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), by which they would be obliged to publish the new tariff schedules.

On December 16, 2009, UNIREN sent MetroGAS a letter that sought to enhance the understanding by all parties to the terms of the license renegotiation. While this December 2009 letter moved the dialogue forward, no consensus has been reached between the National Government, the Company, and the Company's shareholders to date.

Although ENARGAS has not yet issued the respective tariff charts in accordance with the Transition Agreement, on June 2010, the Company sent to ENARGAS and UNIREN investment records from September 2008 to December 2009 and the Investment Plan 2010, in accordance with the Transition Agreement.

With regard to the trust fund dedicated to the construction of infrastructure works, during 2010, MetroGAS complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A., and on March 22, 2010, the letter of understanding, signed by both parties, was sent to ENARGAS and the MPFIPS.

During 2010, several notices were sent to ENARGAS, UNIREN, and MPFIPS highlighting the difficulties MetroGAS has experienced in maintaining its solvency and the urgent necessity of signing the Renegotiation Agreement.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, as noted above, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Sub-secretary of Coordination and Management Control due to their delay in implementing the "Temporary Tariff Scheme" (RTT) established in the Transition Agreement signed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09 . The Company stated that both ENARGAS and the Sub-secretary of Coordination, within the scope of their respective responsibilities, have had since March 2009 to implement the tariff scheme derived from the Temporary Tariff Scheme. The delay resulted in prejudice of the Company's constitutional rights. Therefore, the Company requested that the defendants carry out, without delay, the necessary actions to put into force the aforementioned tariff increase.

On November 30, 2010 the Judge rejected the legal protection proceeding, which decision which was then appealed by the Company on December 7, 2010.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

As of the date of issuance of these financial statements, the Company has neither invoiced nor registered the effects of the mentioned Transition Agreement.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused imbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues to be delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition of the Company as a result of the delay in the approval of tariff increases, on June 17, 2010, the Board of Directors filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1260 issued on June 17,2010, ENARGAS notified MetroGAS that the Company would be under the supervision of Ing. Antonio Gomez, an ENARGAS-appointed Supervisor ("Interventor") for a term of 120 days.

The aforementioned Resolution states that the Interventor will supervise and control all MetroGAS's activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS' assets transferred by the PEN through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution communicated to MetroGAS on September 8, 2010.

On October 18, 2010, MetroGAS was notified of ENARGAS Resolution No. I-1431, by which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company's intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 14, 2011, MetroGAS was notified of Resolution ENARGAS No. 1,612, which resolved to extend the intervention for 120 calendar days more.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Subsequently, a set of resolutions and provisions were issued to regulate the above-mentioned executive orders. The main provisions refer to: i) suspension of the export of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Export of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prices for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Natural Gas Rational Use Program ("PUREGAS"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat ("ES") through which EGM started functioning.

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

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, entity created with the aim of keeping the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the ES issued Resolution No. 275/06, which modifies ES Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

The auction procedures established for CNG stations to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent auction took place in October 2010.

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

With regard to CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5000 m3 so as to guarantee CNG supply to customers (thus increasing by 2000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

9.4.2 Complementary Agreement with Natural Gas Producers

On October 1, 2008, the ES published Resolution No. 1,070/08, approving the "Complementary Agreement with Natural Gas Producers" which was executed on September 19, 2008. This Agreement is aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers' contribution to the trust fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

In accordance with the Complementary Agreement with Natural Gas Producers, ENARGAS Resolution No. I/409/08, published on September 19, 2008, divided the "R" category of residential customers into 8 subcategories according to their annual natural gas consumption. Based on this subdivision, an increase on the value of natural gas at the point of entry into the transportation system was stipulated; however, such increase is not to apply to the first three residential subcategories and sub-distributors.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

As a result of the Complementary Agreement with Natural Gas Producers, increases in the price of natural gas have to be fairly allocated to the different components of the user's final tariff so as to guarantee that the distributors' equation will remain unaltered after these increases. ENARGAS further implemented this Agreement through Resolution No. I/446/08 by which it approved a new tariff scheme, reflecting the above-mentioned tariff increases, for customers applicable from September 1, 2008, except for CNG, for which the new tariffs were to be applied from October 1, 2008. However, the new tariff charts do not provide for the readjustment of the distribution services tariffs.

Additionally, on December 23, 2008, the ES published Resolution No. 1,417/08 by which it implemented the Complementary Agreement with Natural Gas Producers. Through this Resolution, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of these price changes, ENARGAS published Resolution No. I/566/08 on the same day as ES Resolution No. 1,417/08, thereby approving the new tariff scheme to be applied and adjusting such scheme to reflect the new increased prices for natural gas.

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazzette, which approved new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Since October 1, 2010, when such Procedure entered into force, MetroGAS has nominated daily the total volume of natural gas needed in accordance with the Procedure to supply its non-interruptible demand.

9.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; said plan is aimed at guaranteeing the supply of energy resources (liquid and gas fuels), and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS' distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

9.4.4 Trust Funds

With regards to the so called "specific charges" for the financing of natural gas transportation system expansion projects that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific charges I) on behalf of, and to the order of, Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Orders No. 180/04 and No. 1,216/06, MPFIPS Resolutions No. 185/04, No. 2008/06, No. 409/07, No. 161/08 and 2,289/10, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No.14,924), there are cases in which MetroGAS' customers who, being compelled to pay such charges, have resorted to justice in order to (i) determine whether such charges are unconstitutional and (ii) ask for the implementation of precautionary measures until a final decision is issued. In some cases, courts have effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges and MetroGAS has been complying with these measures. However, there have been cases where such precautionary measures have been overturned at subsequent judicial proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to customers for specific charges.

Moreover, Executive Order No. 2,067/08, published on December 3, 2008, called for the creation of a Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports). Established for the importation of natural gas, this trust fund complements the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas to the domestic market.

MPFIPS Resolution No. 1,451/08, published on December 23, 2008, implemented the aforementioned Executive Order. ENARGAS Resolution No. I/563/08, published on December 23, 2008, established tariff charges (effective November 1, 2008) for residential customers who annually consume over 1,000 m3. Such charges will finance the trust fund.

On June 4, 2009, ENARGAS Resolution No. 768 created an exception to the Resolution No. 2,067/08 charges between May 1 and August 31, 2009 for MetroGAS' residential customers (categories R3 1o. y R3 2o.), who annually consume between 1,001 and 1,500 m3. On August 18, 2009, ENARGAS Resolution No. 828/08 extended this exemption through October 1st, 2009. Moreover, said Resolution created a 100% subsidy for consumption between June and July of 2009, and a 70 % subsidy for consumption between August and September of 2009. These subsidies applied to customers paying the Resolution No. 768 charges.

Provisions mentioned in paragraphs above were implemented again in the winter of 2010 by Resolution ENARGAS No. 1,179/10.

On August 19, 2009, ENARGAS issued Note No. 9,097, requesting that MetroGAS highlight in its invoices the amount of the subsidy effectuated by Resolution No. 828 and then, incorporate diagonally and with special typography the following legend: "Consumption subsidized by the National Government". This Note also

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

asked MetroGAS (i) to approximate how much it would cost if the same services were provided in Brazil, Uruguay and Chile, and (ii) to estimate the consumption of the volume invoiced by means of bottled gas of liquified fuel gas. This provision was implemented again in the winter of 2010 by Note ENARGAS No. 4,862/10.

Finally, ENARGAS issued Note No. 11,821 following "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto No. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09, a decision by the National Court of Appeals. Accordingly, the Decree 2,067/08 regime remains valid and applicable. Affected consumers, however, may continue to pay a charge to cancel their invoices, excluding the 2,067/08 charge plus the corresponding VAT (which are considered advance payments). Should the applicability of the 2,067/08 charge be confirmed, MetroGAS could claim its 2,067/08 charge. This judicial resolution does not apply to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the aforementioned charge, but are protected by the judicial measures requested and obtained by Ombudsmen's municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in first instance has declared the unconstitutionality of the aforementioned Decree in a case brought by a user in our distribution area, in which MetroGAS is prevented from invoicing the mentioned charge.

9.4.5 Municipal Rates

The regulatory framework in force contemplates the reallocation of tariffs for all new taxes, levies or rate increases, applicable since the beginning of the operations on December 29, 1992, and, under certain conditions, the use of public space levy for the laying of natural gas pipelines. Notwithstanding this framework, and without regard to the many requests presented by MetroGAS, as of the date of these financial statements, ENARGAS has not authorized any reallocation of tariffs for levy payments made by MetroGAS to different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

As there was no approval with regard to the reallocation of tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GCABA and of the Occupation of Public Space Levy not only of the GCABA but also of the Municipalities of the Province of Buenos Aires, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against both the Sub-secretary of Coordination and Management Control, who must answer in accordance with the terms of MPFIPS Resolution No. 2,000/05, and against ENARGAS with regard to the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GCABA and of the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the legal protection proceedings before the different courts.

Regarding these cases, MetroGAS believes that its license authorizes the Company to occupy public property without charge for the purpose of rendering its licensed service and, if a charge is levied by a provincial or municipal authority, the Company is allowed to add a surcharge to the relevant tariffs to recover its added costs. In turn, MetroGAS has recorded a credit in an amount totaling Ps. 143.6 million and Ps. 124.0 million of the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GCABA and of the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Aires, to cover these surcharges (and other related surcharges based on levies issued by other municipalities) under the "Other non-current receivables" line item of its balance sheet at December 31, 2010 and 2009, respectively. (See Note 5.g above).

The Company's actions are supported by "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", a ruling of the Argentine Supreme Court of Justice. The ruling states that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that cost variations caused by changes in tax regulations must be added to tariffs in accordance with Article 41 of Law No. 24,076.

Pursuant to these legal precedents, laws and resolutions, MetroGAS considers that these credits are recoverable.

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2010 and 2009:
	December 31,
	2010			2009
	Ps. Book Value	Interest Rate	Maturity	Ps. Book Value	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	-	-	-	1,653	7.375%	09/27/2002
Interest payable	-	-	-	972	-	-
Overdraft	-	-	-	31	12%	-

Negotiable Bonds (2)
Series 1	838,321	8% (8)	12/31/2014 (8)	801,213	8% (3)	12/31/2014 (6)
Series 2 Class A	24,869	5% (8)	12/31/2014 (8)	23,768	5% (4)	12/31/2014 (7)
Series 2 Class B	137,459	3.8% (8)	12/31/2014 (8)	142,162	3.8% (5)	12/31/2014 (7)
Interest Payable	33.907	-	-	-	-	-
Present value discount	-			(49,165)
Total financial debt	1,034,556			920,634

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
  Financial interest was accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

The Company has not capitalized any interest as of December 31, 2010, 2009 and 2008.

NOTE 10 - FINANCIAL DEBT (Contd.)

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

The adverse financial conditions that the Company faces as a result of this continued delay in its tariff increases led its Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

The financial debt are considered to be long-term liabilities, given the aforementioned deadlines included in Note 2 and the fact that the reorganization process has not yet ended.

NOTE 11 - COMMON STOCK

As of December 31, 2010, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

NOTE 12 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company's common stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company's shareholders' equity, except for payments of dividends, will require prior authorization by ENARGAS.

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

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (contd.)

Sales of Gas Argentino shares in excess of 49% require authorization by the ENARGAS.

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

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino's Board of Directors decided to file a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. On June 8, 2009, the National Court decided to open the reorganization proceedings, ordering the suspension of trials for equity reasons against Gas Argentino. As of the date of these financial statements, the proof of claim period (verificaciones de crédito) has ended. The court-appointed supervisor (the síndico concursal) has submitted its report to the court regarding each individual claim. On February 10, 2010, the Argentine court issued its decision on whether each individual claim was either accepted or rejected.

On August 9, 2010, the Court extended by Resolution the original term for Gas Argentino, rescheduling all the deadlines to the ones established by the Court in MetroGAS' concurso preventivo proceedings. The exclusivity period the period during which the Company may submit a proposal to each creditor individual was extended to March 9, 2012, the informative hearing was extended to March 2, 2012 and the due date to publish the proposal was extended to February 10, 2012.

Appeals against the aforementioned extension were presented by the creditors who claimed credits based on Negotiable Obligations as well as the síndico concursal. The appeals were accepted by a resolution issued on August 19, 2010. After the remedies were justified and the offenses answered to by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who approved the extension.

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

NOTE 15 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

15.1. Gas supply

The Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy, Petrobras, Apache and other producers in the Provinces of Tierra del Fuego, Neuquén and Santa Cruz, Argentina.

The agreements between the natural gas suppliers and the Company, provided for in Resolution No. 208/04, expired on December 31, 2006. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007 2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to the Company (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to the Company under the Agreement 2007-2011 do not cover the demand for natural gas from the Company's non-interruptible customers.

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

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG, which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

Due to the Company's understanding that the volumes, basins and points of entry to transportation set forth in the Agreement 2007-2011 would prevent it from fully supplying its non-interruptible demand, it made reports to ENARGAS, the Energy Secretariat and the Fuel Sub-secretariat to raise awareness of this situation and to request its remediation.

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazzete, which approved new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. The aim of this supplemental regulation is to determine the minimum consumption levels of large users, in order to manage natural gas dispatch and curtailments during periods of shortages of natural gas. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, MetroGAS has nominated daily the total volume of natural gas needed to supply its uninterruptible demand.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take-or-pay commitments for gas supplies will lead to significant liabilities as of December 31, 2010.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2010.

The estimated annual valuation of firm transportation under these contracts is, as follows:

Years	Annual contract amounts (Million of Ps.)
2011	190.04
2012	184.41
2013	184.41
2014	69.62
2015	12.22
2016/21	7.14

These contracts could be affected by Emergency Law provisions applicable to utility services contracts, which relate to natural gas transportation. As of the date of the issuance of these financial statements, the potential impact of such effects is not possible to assess.

15.3 Transportation and distribution commitments

NOTE 16 - FISCAL AND LEGAL MATTERS

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

On September 27, 2006 the Comisión Federal de Impuestos (Federal Tax Commission) through judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS'. Against such judgment, the Province of Buenos Aires filed an extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 27 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the license.

As of December 31, 2010, the Company maintained an allowance of Ps. 16.7 million to cover the contingency related to the difference in the determination of the income and expenses rate.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

16.2. Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2010 the total amount demanded by ENARGAS amounted to Ps. 22.3 million, including interests and fines, which has been recorded as a provision.

16.3. Government of the City of Buenos Aires - Works on public roadways.

On January 25, 2008, pursuant to Law No. 2,634 and Regulation Decree No. 238/08 published on March 28, 2008, the City of Buenos Aires created and now regulates a new regime for the construction and maintenance of public roadways. The regime specifies charges to pay for works in public spaces and establishes that closing works must be made by the GCBA. Since November 1, 2009, the GCBA once again modified the procedure to repair sidewalks and stated that those companies which made holes in sidewalks have to repair them.

The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. The Company is contesting these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2010, the Company has registered an allowance of Ps. 2.4 million related to these charges.

16.4. Interpretation disagreements with the regulatory authority.

As of the date of issuance of these financial statements, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2010, the Company has recorded an allowance of Ps. 9.2 million related to these disagreements.

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

The following is a summary of the significant adjustments to net income (loss) for each of the three years in the period ended December 31, 2010 and shareholders' equity as of December 31, 2010 and 2009 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2010	2009
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	825,904	897,601
US GAAP adjustments:
- Other receivables (Note 18 b))	(98,089)	(113,138)
- Troubled debt restructuring (Note 18 c))	-	(288,845)
- Inventory valuation (Note 18 d))	(2,379)	(2,200)
- Discounted value of certain receivables (Note 18 e))	1,144	1,422
- Deferred income taxes (Note 18 f))	(297,973)	(269,059)
MetroGAS shareholders' equity in accordance with US GAAP	428,607	225,781
Non controlling interest	1,604	1,346
Shareholders' equity in accordance with US GAAP	430,211	227,127

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)
	December 31,
	2010	2009	2008
Reconciliation of net income:
Net loss in accordance with Argentine GAAP	(71,697)	(78,342)	(13,549)
US GAAP adjustments - Increase (Decrease):
- Other receivables (Note 18 b))	15,049	(14,019)	(17,851)
- Troubled debt restructuring (Note 18 c))	288,845	49,911	43,024
- Inventory valuation (Note 18 d))	(179)	(340)	(447)
- Discounted value of certain receivables (Note 18 e))	(278)	(277)	(275)
- Deferred income taxes (Note 18 f))	(28,914)	(145,381)	8,173
MetroGAS' Net income (loss) in accordance with US GAAP	202,826	(188,448)	19,075
Non controlling interest	258	298	244
Net income (loss) in accordance with US GAAP	203,084	(188,150)	19,319

Earnings per share Basic & Diluted:
Argentine GAAP
(Loss) income per share	(0.126)	(0.138)	(0.024)
(Loss) income per ADS	(1.260)	(1.376)	(0.238)
US GAAP
Income (Loss) per share	0.356	(0.331)	0.034
Income (Loss) per ADS	3.564	(3.311)	0.335
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208
Description of changes in shareholders' equity under US GAAP:	December 31,
	2010	2009
Shareholders' equity in accordance with US GAAP as of beginning of year	227,127	415,277
Net income (loss) in accordance with US GAAP	202,826	(188,448)
MetroGAS shareholders' equity in accordance US GAAP as of end of year	429,953	226,829
Non-controlling interest	258	298
Shareholders' equity in accordance US GAAP as of end of year	430,211	227,127

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Inflation accounting

As indicated in Note 3.4, under Argentine GAAP, the restatement of consolidated financial statements into constant currency has been discontinued as of March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2010, 2009 and 2008. Moreover, inflation accounting does not have a significant effect on the US GAAP information for fiscal years ended December 31, 2010, 2009 and 2008.

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

b) Other receivables

As discussed in Note 9.4.5, the Company recognized as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in ASC 980 "Regulated operations" ("ASC 980") and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects the reversal of this regulatory asset. The recovery registered as of December 31, 2010 was mainly due to the fact that the reversal of the present value discount is higher than the credits capitalized in 2010.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

c) Troubled debt Restructuring

As discussed in Note 10, the Company completed the restructuring of its outstanding indebtedness in May 2006 (the "Debt Restructuring"). The Debt Restructuring involved the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In this regards, the Company issued new debt instruments.

Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps. 388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurate with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US Dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed as the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of operations. The Company recorded Ps. (82.0) million and Ps. (71.0) million on loss on accretion for the year ended December 31, 2009 and 2008, respectively.

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

In summary, the US GAAP reconciling item until June 17, 2010, reflects:

  the reversal of the effect of discounting the future cash payments at a rate of 10.21 % under Argentine GAAP;

  the reversal of the interest expense computed under Argentine GAAP, and the computation of financial expenses under US GAAP, which include interest expense (for the payable for which no gain was recognized under US GAAP) and exchange differences between Euros and US$.

The items for Debt Restructuring, included in the reconciliation of net income (loss) are as follows:
	December 31,
	2010	2009	2008
	Million of Ps.
a) Reversal of the present value recognized under Argentine GAAP	49	12	12
b) Reversal of Interest loss computed under Argentine GAAP	33	70	59
c) Computation of Financial Income (Loss) under US GAAP	(10)	(32)	(28)
Total US GAAP Income reconciling item for Debt Restructuring	72	50	43

However, since June 17, 2010, due to our reorganization procedure filing (see Note 2), we applied the provisions of bankruptcy accounting of ASC 852 as the processes of "concurso preventivo" is similar to the proceeding applicable in the US. One of those provisions is that any debt that is subject to compromise is shown at its allowed claim amount. The Company's unsecured debt is subject to compromise. As of June 17, 2010, the carrying value of the debt under US GAAP was Ps. 1,251.0 million and the allowed claim amount was Ps. 1,034.6 million. The difference between the carrying value and the allowed claim amount is due to prior adjustments to the carrying value as a result of the 2006 troubled debt restructuring as described above. Therefore, for 2010 we adjusted the carrying value of the debt to its allowed claim amount, which resulted in a gain of Ps. 216.4 million.

Furthermore, ASC 852-10 requires the separation of the liabilities incurred before the reorganization filing, and to classify these separately under "subject to compromise" and "not subject to compromise". Under Argentine GAAP the pre-petition liabilities are shown as "Reorganization Liabilities" in non-current liabilities. There is no difference between Argentine GAAP and US GAAP in this regard, except that, for US GAAP purposes, these amounts would have been labeled "Liabilities subject to compromise"

The gain resulting from the adjustment is in the line "Financial and holding results" for an amount of Ps. 72.4 million. Reorganization item for the year ended December 31, 2010 was separated in the statement of operations for US GAAP purposes, for an amount of Ps. 206.1 million, which includes a gain of Ps. 216.4 million from the adjustment mentioned above and a loss of Ps. 10.3 million from legal and other reorganization expenses.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

d) Inventory valuation

As described in Note 3.6.f), the Company values its inventories at replacement cost. Under US GAAP in accordance with ASC 330 "Inventory", inventories are valued at the lower of cost or realizable value.

e) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded a Ps. 1.1 million, Ps. 1.4 million and Ps. 1.7 million, as the discount of the receivable for minimum presumed income tax (as discussed below) for the years ended December 31, 2010, 2009 and 2008, respectively. Those adjustments were reversed for US GAAP purposes.

f) Income tax

i) Deferred income tax

As discussed in Note 3.6.h), the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect of a change in tax rates is recognized in income in the period when enacted. A valuation allowance is recognized for a component of net deferred tax assets, which is assessed as not recoverable.

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

In addition, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No. 11/03 issued by the CPCECABA. Under US GAAP, the Company applies ASC 830-740, "Foreign currency matters - Income taxes" ("ASC 830-740"), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Therefore, for the years ended December 31, 2010, 2009 and 2008, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference, (2) recognition of deferred income taxes on other Argentine to US GAAP reconciling items and (3) recognition of a valuation allowance of 100% of its tax loss carryforwards, certain of its other deferred tax assets and its credits from minimum presumed income taxes.

As mentioned above under US GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred income tax assets. Moreover, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2010 and 2009, under US GAAP, the Company recorded a valuation allowance of Ps. 2.5 million and Ps. 79.1 million, respectively, against its tax loss carryforwards and certain of its other deferred tax assets. However, under Argentine GAAP, no valuation allowance was recorded. Under both US and Argentine GAAP, as of December 31, 2008, based on financial information, the Company was uncertain whether it would fully recover its tax loss carryforward through future taxable income; consequently, the Company recorded a valuation allowance of Ps. 23.3 million.

ii) Minimum presumed income tax

The Company has also recorded an asset (net of its valuation allowance) of Ps. 101.9 million, Ps. 87.4 million and Ps. 75.6 million at December 31, 2010, 2009 and 2008, respectively for the value of its tax credit related to its tax on minimum presumed income. This tax is supplementary to its income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded Ps. 1.1 million, Ps. 1.4 million and Ps. 1.7 million as the discount value of its minimum presumed income tax credits for the years ended December 31, 2010, 2009 and 2008, respectively. For US GAAP purposes, those adjustments were reversed.

Additionally, as discussed above, under US GAAP, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2010 and 2009, the Company recorded a valuation allowance of Ps. 102.2 million and Ps. 88.9 million, respectively, for its minimum presumed income tax credits. However, under Argentine GAAP, as of December 31, 2010 and 2009, the Company recorded a valuation allowance for its minimum presumed income tax credits which amounts Ps. 21.1 million for the years then ended.

Under both Argentine GAAP and US GAAP, no valuation allowance was recognized as of December 31, 2008 for its minimum presumed income tax credits.

g) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year. For the year ended December 31, 2010, the Company identified impairment indicators and performed an impairment test on our property, plant and equipment based on Argentina GAAP guidance. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets and determined that the assets were not impaired.

Under US GAAP, MetroGAS applied the provisions of ASC 360-10, "Impairment or Disposal of Long-lived Assets" ("ASC 360-10"). Accordingly, under ASC 360-10, the carrying value of long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome. For the year ended December 31, 2010, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC 360-10. Pursuant to such test, we determined that our undiscounted expected cash flows exceeded their net carrying value by approximately 200%. Therefore, we did not proceed to step two of the ASC 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.

In the calculation of the expected future undiscounted cash flows, the Company considers the group of assets as mentioned in Note 3.6.o). Consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2010 and 2009, no impairment losses have been recognized under US GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

  Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2010	2009
Deferred income tax asset according to Argentine GAAP	71,838	42,271
Inventory valuation	833	770
Other receivables	34,331	39,598
Troubled debt restructuring	-	101,096
Discounted value of certain receivables	(400)	(498)
Difference between tax and accounting basis of fixed assets	(249,053)	(263,212)
Valuation allowance on income tax assets	(2,553)	(79,095)
Deferred income tax (liability) according to US GAAP	(145,004)	(159,070)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income (loss) differs from the income tax charge (benefit) for the years ended December 31, 2010, 2009 and 2008 computed in accordance with US GAAP as follows:
	December 31,
	2010	2009	2008

Income tax benefit at statutory rate on pre tax (loss) income in accordance with US GAAP	76,620	(11,786)	4,447
Valuation allowance on deferred income tax asset i)	(76,542)	55,816	(6,577)
Expiration of tax loss carryforward	-	23,106	-
Valuation allowance minimum presumed income tax	13,417	88,784	-
Permanent differences	2,594	(1,147)	(4,237)
Income tax charge (benefit) computed in accordance with US GAAP	16,089	154,773	(6,367)

  for the year 2010 the decrease in the allowance on deferred tax assets for an amount to Ps. 76.5 million was due to the write-off of deferred tax assets from troubled debt restructuring.

b) Earnings per share

Under US GAAP the company applies the provisions of ASC 260, "Earnings per share" ("ASC 260"). ASC 260 requires to disclose in the body of the Statement of Income the diluted income per share as well as basic income per share. As of December 31, 2010, 2009 and 2008 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2010 and 2009 respectively.

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

As of December 31, 2010, the net current deferred tax asset is Ps. 54.6 million and the net non-current deferred tax liability is Ps. 199.6 million under US GAAP. As of December 31, 2009, the net current deferred tax asset is Ps. 48.9 million and the net non-current deferred tax liability is Ps. 208.0 million under US GAAP.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

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

d) Statement of Operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2010	2009	2008

Operating income according to Argentine GAAP	56,472	94,086	117,238
Other receivables (1)	15,049	(14,019)	(17,851)
Reorganization item expenses (Reclassification) (2)	10,314	--	--
Operating income according to US GAAP	81,835	80,067	99,387

(1) See Note 18 b)

(2) See Note 18 c)

  Financial and holding results

	December 31,
	2010	2009	2008
Financial and holding results according to Argentine GAAP	(146,741)	(170,786)	(130,144)
Discount on other receivables (1)	(278)	(277)	(275)
Inventory valuation (2)	(179)	(340)	(447)
Troubled debt restructuring (3)	72,412	49,911	43,024
Financial and holding results according to US GAAP	(74,786)	(121,492)	(87,842)

(1) See Note 18 e)

(2) See Note 18 d)

(3) See Note 18 c)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

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

	December 31,
	2010	2009	2008
Cash and banks	49,559	63,562	53,106
Cash equivalents:
Current investments	261,789	64,723	50
Total cash and cash equivalents	311,348	128,285	53,156

iii) Under Argentine GAAP the effect of inflation and the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of the exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows, which contemplate classification differences under US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2010	2009	2008
Net cash provided by operating activities	304,912	178,700	111,141
Net cash used in investing activities	(119,111)	(105,756)	(84,169)
Net cash provided by (used in) by financing activities	(31)	31	(2,844)
Effect of exchange rate changes on cash and cash equivalents	(2,707)	2,154	(5)
Net increase (decrease) in cash and cash equivalents	183,063	75,129	24,123

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2010 and 2009 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2010	2009
Current assets	588,811	361,691
Non-current assets	1,724,422	1,689,082
Total assets	2,313,233	2,050,773

Current liabilities	463,061	478,954
Non-current liabilities	1,419,961	1,344,692
Total liabilities	1,883,022	1,823,646

MetroGAS shareholders' equity	428,607	225,781
Non-controlling interest	1,604	1,346
Total shareholders' equity	430,211	227,127

Summary of Consolidated Statement of Operations in accordance with US GAAP	December 31,
	2010	2009	2008
Sales	1,080,312	1,039,691	871,961
Gross profit	271,124	270,107	259,008
Operating income	81,835	80,067	99,387
Reorganization item (*)	206,119	-	-
Financial and holding results (**)	(74,786)	(121,492)	(87,842)
Other income, net	6,005	8,048	1,408
Minority interest	(258)	(298)	(245)
Income (Loss) before income tax	218,915	(33,675)	12,708
Income tax (expense) benefit	(16,089)	(154,773)	6,367
MetroGAS' net income (loss) under US GAAP	202,826	(188,448)	19,075
Non-controlling interest	258	298	244
Net income (loss) under US GAAP	203,084	(188,150)	19,319

(*) Reorganization item includes i) Ps. 10.3 million as professional fees incurred in connection with reorganization procedure, which was classified in the line item "Administrative expenses" under Argentine GAAP; and ii) Ps. 216.4 million from the reversal of the accumulated effect of the reconciliation item for Troubled debt restructuring as of December 31, 2010, due to the application of the provisions of bankruptcy accounting of ASC 852 (See Note 18c)).

(**) The item "Financial and holding results" under US GAAP includes Ps. 72.4 million from the reconciliation item for Debt restructuring as of June 17, 2010.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

h) Fair Value

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, fair values are required to be disclosed under ASC 820, "Fair Value Measurements and disclosures" ("ASC 820").

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's financial assets measured at fair value on a recurring basis in accordance with ASC 820 as of December 31, 2010 and 2009:

Description	Balances as of December 31, 2010	Balances as of December 31, 2009
Assets	Thousand of Ps.	Thousand of Ps.
Investments
Government securities and Common investment funds	106,211	58,892
Total Financial Assets	106,211	58,892

The Company's financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets. As of December 31, 2010 and 2009, the Company did not have any assets or liabilities obtained from readily-available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). The unrealized net gains on short term investments are reported as a line item in the Statement of Operations.

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

An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporarily impaired. During the years ended December 31, 2010 and 2009, the Company did not record any such impairments for these assets.

i) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, ASC 825, "Financial Instruments" ("ASC 825") and ASC 815, "Derivatives and Hedging" ("ASC 815"), the Company is required to disclose fair value information for financial instruments (whether or not recognized in the balance sheet) for which it is practicable to estimate fair value, including the

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

disclosure requirements regarding credit risk concentrations (See Note 3.9. for details on the Company's concentration of credit risk). The financial instruments which are discussed in this section pursuant to ASC 825 are, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2010 and 2009 are as follows:

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

  Financial debt

The fair value of the Company's financial debt as of December 31, 2010 is based on quoted market prices. As of December 31, 2010, the fair value of the Company's debt principal amount (without interest) was Ps. 450,292 and the related carrying amount was Ps. 1,000,649 under Argentine GAAP. As of December 31, 2009, the fair value of the Company's debt was Ps. 444,886 and the related carrying amount was Ps. 920,634 under Argentine GAAP. As of December 31, 2010, the functional currency fair value is higher than in 2009 due to the devaluation of the Argentine peso against the dollar / euro, and not to changes in fair value measured in foreign currency.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

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

  NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS (Contd.)

  Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

  In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. The guidance is effective for annual and interim reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures, which are effective for annual and interim periods beginning after December 15, 2010. The Company adopted these amendments in 2010 and the adoption did not have a material impact on the disclosures in the Company's consolidated financial statements.

  Improving Disclosures about Fair Value Measurements

In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements", that will require additional disclosures about the credit quality of loans, lease receivables and other long-term receivables and the related allowance for credit losses. Certain additional disclosures in this new accounting guidance will be effective for the Company on December 31, 2010 with certain other additional disclosures that will be effective in 2011. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

  FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2010			December 31, 2009
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 29	3.9360	114	US$ 30	113
	LBE 4	6.0492	24	LBE 4	24
	Euros 3	5.2191	16	Euros 3	16
	Real 5	2.3200	12	Real 3	6
	Canadian Dollars -	3.9270	-	Canadian Dollars 1	4
	Russian ruble -	0.1316	-	Russian ruble 8	1

Banks	US$ 2,682	3.9360	10,556	US$ 606	2,279
	Euros 1	5.2191	5	Euros -	-
Investments	US$ 38,037	3.9360	149,714	US$ 315	1,184

Trade receivables	US$ 13,865	3.9360	54,573	US$ 11,723	44,078

Other receivables	US$ 495	3.9360	1,948	US$ 445	1,673
Total Current Assets			216,962		49,378
TOTAL ASSETS			216,962		49,378

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 11,363	3.9760	45,179	US$ 10,991	41,766
	Euros 2	5.2726	11	Euros 50	273
	LBE 27	6.1187	165	LBE 22	135
Financial debt
Negotiable bonds (face value)	US$ -	3.9760	-	US$ 21,085	80,121
	Euros -	5.2726	-	Euros 303	1,653
Interest and other expenses payable to foreign financial institutions	US$ -	3.9760	-	US$ 23	88
	Euros -	5.2726	-	Euros 162	884

Total Current Liabilities			45,355		124,920

MAIN ACCOUNT	December 31, 2010			December 31, 2009
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
NON-CURRENT LIABILITIES
Financial debt
Negotiable bonds (face value)	US$ -	3.9760	-	US$ 196,016	744,860
	Euros -	5.2726	-	Euro 26,070	142,162
Reorganization liability
Accounts payable	US$ 12	3.9760	48	US$ -	-
Financial debt	US$ 225,022	3.9760	894,688	US$ -	-
	Euro 26,527	5.2726	139,868	Euro -	-
Total Non-Current Liabilities			1,034,604		887,022
TOTAL LIABILITIES			1,079,959		1,011,942

US$: United States Dollars

LBE: Pounds Sterling

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2010						December 31, 2009	December 31, 2008
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll and other employees benefits	4,509	44,953	-	44,818	38,318	132,598	106,022	91,858
Social security contributions	1,838	13,554	-	11,102	12,007	38,501	29,986	24,206
Directors' fee	-	-	-	1,309	-	1,309	1,082	858
Fees for professional services	-	549	-	12,908	203	13,660	7,113	4,305
Technical operator's fees	-	-	-	-	-	-	-	9,029
Sundry materials	-	4,400	-	-	-	4,400	4,480	3,820
Fees for sundry services	-	16,232	-	974	13,732	30,938	27,709	21,826
Postage, telephone and fax	-	721	-	1,337	10,037	12,095	9,946	6,227
Leases	-	131	-	2,863	1,303	4,297	3,075	2,701
Transportation and freight charges	-	-	-	1,206	-	1,206	790	632
Office materials	-	574	-	1,322	170	2,066	1,957	1,724
Travelling expenses	-	397	-	347	88	832	750	832
Insurance premium	-	-	-	3,467	-	3,467	2,949	2,282
Fixed assets maintenance	-	30,637	-	10,460	90	41,187	32,752	26,285
Fixed assets depreciation	-	68,965	-	5,456	-	74,421	71,331	69,168
Taxes, rates and contributions	-	2,319	35	16,050	42,146	60,550	47,121	38,784
Publicity	-	-	-	-	1,053	1,053	1,967	1,020
Allowance for doubtful accounts	-	-	-	-	6,973	6,973	8,174	1,259
Bank expenses and commissions	-	-	-	223	6,481	6,704	6,386	5,513
Contingencies reserve	-	-	-	9,464	-	9,464	10,445	12,702
Others	-	2,787	-	525	236	3,548	9,453	(3,707)
Total as of December 31, 2010	6,347	186,219	35	123,831	132,837	449,269	383,488	321,324

Total as of December 31, 2009	4,983	167,908	40	97,659	112,898	383,488

Total as of December 31, 2008	3,399	146,510	42	83,037	88,336	321,324

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2010	December 31, 2009	December 31, 2008
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	404,808	387,712	257,228
Processed Natural Gas	-	-	-
	404,808	387,712	257,228

Transportation of Natural Gas	216,150	211,946	207,193
Transportation of Processed Natural Gas	1,976	1,978	1,980
	218,126	213,924	209,173
Operating Costs (Note 21b))
Natural Gas	186,219	167,908	146,510
Processed Natural Gas	35	40	42
	186,254	167,948	146,552

Operating Cost	809,188	769,584	612,953

Natural Gas	807,177	767,566	610,931
Processed Natural Gas	2,011	2,018	2,022

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2010	17,378	(1)	6,973	(2,455)	21,896
	2009	13,905		8,174	(4,701)	17,378
	2008	20,359		1,259	(7,713)	13,905

For tax on banking transactions to be recovered	2010	-		-	-	-
	2009	-		-	-	-
	2008	1,435		-	(1,435)	-

For variation of Gross revenue tax province of Buenos Aires	2010	-		-	-	-
	2009	-		-	-	-
	2008	1,481		-	(1,481)	-

For inventory obsolescence	2010	1,835	(2)	(45)	(39)	1,751
	2009	1,710		167	(42)	1,835
	2008	1,620		105	(15)	1,710

For obsolescence of materials	2010	529		88	(2)	615
	2009	609		-	(80)	529
	2008	582		35	(8)	609

For disposal of fixed assets	2010	7,450	(3)	8,581	(7,275)	8,756
	2009	8,850		7,439	(8,839)	7,450
	2008	9,748		5,767	(6,665)	8,850

Valuation allowance on deferred income tax assets	2010	-		-	-	-
	2009	23,279		(173)	(23,106)	-
	2008	29,857		(6,578)	-	23,279

Valuation allowance on minimum presumed income tax	2010	21,066		-	-	21,066
	2009	-		21,066	-	21,066
	2008	-		-	-	-

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year		Increase (recovery)	Decrease	Balance at the end of the year
Included in liabilities
For contingencies
Executive proceedings	2010	14,340	(4)	7,690	(196)	21,834
	2009	9,883		4,842	(385)	14,340
	2008	7,951		2,676	(744)	9,883

Turnover tax GCBA (Note 16.1)	2010	6,978	(4)	9,692	-	16,670
	2009	5,740		1,238	-	6,978
	2008	-		5,740	-	5,740

Rates and charges (Note 16.2)	2010	21,259	(4)	1,067	-	22,326
	2009	20,192		1,067	-	21,259
	2008	19,116		1,076	-	20,192

Fines GCBA (Note 16.3)	2010	837	(4)	1,578	-	2,415
	2009	-		837	-	837
	2008	-		-	-	-

Interpretation disagreements with the Regulatory Authority (Note 16.4)	2010	22,658	(4)	(13,489)	-	9,169
	2009	16,607		6,051	-	22,658
	2008	13,801		2,806	-	16,607

Others	2010	4,704	(4)	2,926	(946)	6,684
	2009	9,921		(3,590)	(1,627)	4,704
	2008	9,517		404	-	9,921
Notes:
(1) The charge in results is disclosed in Note 21 b).
(2) Charged in results in the line Sundry materials of Note 21 b).
(3) Charged in results in the line Operating expenses - Others of Note 21 b)
(4) The charge in results is disclosed in Note 21 b).