Form 20-F
period 2011-12-31
METROGAS INC
filed 2012-04-26
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2011
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
Gregorio Aráoz de Lamadrid 1360 - (1267) Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

ITEM 16H. MINE SAFETY DISCLOSURE *

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
    our ability to successfully complete our reorganization proceeding favorably;
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

In this annual report, references to "U.S.$," "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.," "Pesos" or "$" are to Argentine Pesos. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our annual report were rounded for ease of presentation. Any reference to the "Government" or the "Argentine Government" is to the government of the Republic of Argentina.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2011 and 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009 and the notes thereto, or our "Annual Consolidated Financial Statements", which have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina ("pwc"), an independent registered public accounting firm, whose report dated April 26, 2012 is included elsewhere herein. See Item 18: "Financial Statements." Our Annual Consolidated Financial Statements are presented in Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP". Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 26, 2012 on our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

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

In addition, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina, or "Banco Nación." In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps. 1.00 per U.S.$ 1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps. 1.70 per U.S.$ 1.00 while the official market rate was Ps. 1.40 per U.S.$ 1.00. On February 8, 2002, the Argentine Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2011, the only exchange market available was the free market and the quotation was Ps. 4.3040 per U.S.$ 1.00 and as of April 19, 2012 the exchange rate was Ps. 4.4040 per U.S.$ 1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rates Information" for information regarding exchange rates.

The contents of our website are not part of our annual report.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Consolidated Financial Data

      The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

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

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 26, 2012 on our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements." .

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2011 (1)	2011	2010	2009	2008	2007
	(in thousands of U.S.$, except ratios and shares)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Gross sales(a)	269,789	1,161,174	1,123,884	1,075,885	901,564	955,853
Net sales(b)	258,847	1,114,078	1,081,868	1,041,349	871,961	924,777
Gross profit(c)	70,346	302,768	313,140	304,643	288,611	284,071
Operating (loss) income	(2,099)	(9,035)	56,472	94,086	117,238	122,724
Financing and holding results loss (d)	(14,493)	(62,378)	(149,301)	(170,786)	(130,144)	(114,302)
Loss (income) before income tax	(14,956)	(64,370)	(84,522)	(68,950)	(11,743)	11,233
Net (loss) income	(16,989)	(73,121)	(71,697)	(78,342)	(13,549)	15,787
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Loss (income) per share	(0.03)	(0.13)	(0.13)	(0.14)	(0.02)	0.03
Dividends per share	-	-	-	-	-	-
Loss (income) per ADS	(0.30)	(1.28)	(1.26)	(1.38)	(0.24)	0.28
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	258,847	1,114,078	1,081,868	1,041,349	871,961	924,777
Gross profit(c)	59,403	255,672	271,124	270,107	259,008	252,995
Operating (loss) income	(1,773)	(7,629)	77,346	80,067	99,387	115,543
Reorganization item (loss) income	(2,779)	(11,961)	206,119	-	-	-
Financing and holding results (loss) gain (d)	(14,669)	(63,136)	81,835	(121,492)	(87,842)	(59,276)
Loss (income) before income tax	(17,584)	(75,683)	218,915	(33,675)	12,708	59,078
Net (loss) income	(19,404)	(83,513)	202,826	(188.448)	19,075	93,108
(Loss) earnings per share	(0.034)	(0.147)	0.356	(0.331)	0.034	0.164
(Loss) earnings per ADS	(0.341)	(1.467)	3.564	(3.311)	0.335	1.636

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	407,278	1,752,923	1,722,877	1,688,430	1,661,201	1,653,273
Total assets	581,709	2,503,674	2,510,900	2,225,735	2,098,572	2,006,981
Net current liabilities(e)	9,407	40,488	73,503	(163,635)	(42,631)	(47,504)
Total financial debt	-	-	-	920,634	815,327	736,807
Short-term financial debt	-	-	-	82,777	2,202	5,809
Long-term financial debt	-	-	-	837,857	813,125	730,998
Reorganization liabilities	306,602	1,319,615	1,220,331	-	-	-
      Total shareholders' equity
	174,903	752,783	825,904	897,601	975,943	989,492
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Total capitalization(f)	481,505	2,072,398	2,046,235	1,818,235	1,791,270	1,726,299
U.S. GAAP
      Total shareholders' equity
	80,180	345,094	428,607	225,781	414,229	395,154

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	25,355	109,128	119,111	105,756	84,169	62,944
Depreciation and amortization	16,720	71,961	74,421	71,331	69,168	71,800
Nominal gross interest(h)	753	3,242	33,632	69,717	59,184	58,168
Interest income	2,365	10,180	5,185	11,580	13,567	8,941
Net interest expense(i)	(1,612)	(6,938)	28,447	58,137	45,617	49,227
EBITDA(j)	16,257	69,969	139,200	173,167	187,569	197,335
Net cash flows provided by operating activities	1,175	5,058	302,205	251,428	172,384	118,334

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2011, which was Ps. 4.3040 per U.S.$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

	For the year ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	109.4%	115.9%	65.8%	85.2%	80.8%
      Solvency ratio (shareholders' equity/total liabilities)
	43.0%	49.1%	67.7%	87.0%	97.3%
Fixed assets ratio (fixed assets/total assets)	70.0%	68.6%	75.9%	79.2%	82.4%
Net income margin (net income/sales)	(6.3%)	(6.4%)	(7.3%)	(1.5%)	1.7%
Total financial debt/total capitalization	0.0%	0.0%	50.6%	45.5%	42.7%

Ratio of:
EBITDA to nominal gross interest	21.6x	4.1x	2.5x	3.2x	3.4x
EBITDA to net interest expense(h)	(10.1x)	4.8x	3.0x	4.1x	4.0x
Operating cash flow to nominal gross interest	1.6x	9.0x	3.6x	2.9x	2.0x
Short-term debt to operating cash flow	-	-	0.3x	0.0x	0.0x

Selected Operating Data:
Total number of customers	2,249,513	2,209,959	2,176,327	2,144,612	2,101,733
Residential	2,167,496	2,128,126	2,094,606	2,063,795	2,021,807
Other	82,017	81,833	81,721	80,817	79,926
Kilometers of pipeline	16,548	16,493	16,264	16,190	16,100
Total number of employees	1,059	1,039	1,052	1,021	1,014

	Year Ended December 31,
	2011		2010		2009		2008		2007
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm
transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7
Average daily volume	23.7	837.0	22.6	798.1	23.6	833.4	23.8	841.1	24.6	868.7
Firm (including residential)	13.2	466.2	13.0	459.1	13.1	462.6	13.4	473.2	13.9	490.9
Interruptible	10.5	370.8	9.7	342.6	10.5	370.8	10.4	367.3	10.7	377.9
Load factor(l)	96.5%		92.1%		95.8%		96.8%		100%

Volumes Delivered:
Average daily volume	22.6	798.1	21.6	762.8	22.6	798.1	22.9	808.7	23.8	840.5
Firm (including residential)	12.6	445.0	12.4	437.9	12.5	441.4	12.9	455.6	13.4	473.2
Interruptible	10.0	353.1	9.2	324.9	10.1	356.7	10.0	353.1	10.4	367.3

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
RECONCILIATION OF EBITDA:	For the year ended December 31,
	(in thousands of U.S.$)	(in thousands of Pesos)
	2011 (1)	2011	2010	2009	2008	2007
Net cash provided by operating activities	1,175	5,058	302,205	251,428	172,384	118,334
Financing and holding results (not using funds)	(6,061)	(26,085)	34,190	63,170	50,310	55,767
Net book value of fixed assets written off	(131)	(565)	(1,574)	243	(1,271)	(983)
Allowance for doubtful accounts	431	1,856	(6,973)	(8,174)	(1,259)	(2,285)
Allowance for inventory obsolescence	(105)	(453)	(43)	(167)	(140)	(725)
Disposal of fixed assets	(1,424)	(6,129)	(8,581)	(7,439)	(5,767)	(11,280)
Contingencies reserve	(2,808)	(12,087)	(9,464)	(10,445)	(12,702)	(11,397)
Materials consumed	(1,145)	(4,926)	(3,966)	(8,009)	(2,728)	(1,732)
Minority interest	(48)	(206)	(258)	(298)	(245)	(346)
Changes in assets and liabilities	26,372	113,506	(166,336)	(107,142)	(11,013)	51,982

EBITDA	16,257	69,969	139,200	173,167	187,569	197,335

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2011, which was Ps. 4.3040 per U.S.$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "-Exchange Rates Information."

        Exchange Rates Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2011, the Peso/U.S. Dollar exchange rate was Ps. 4.3040 per U.S.$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per U.S.$)

Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2007	3.1800	3.0580	3.1162	3.1490
2008	3.4680	3.0140	3.1633	3.4530
2009	3.8540	3.4490	3.7299	3.8000
2010	3.9880	3.7940	3.9130	3.9760
2011	4.3040	3.9320	4.1311	4.3040
Month Ended October 31, 2011	4.2360	4.2050	4.2223	4.2360
Month Ended November 30, 2011	4.2810	4.2410	4.2612	4.2810
Month Ended December 31, 2011	4.3040	4.2780	4.2891	4.3040
Month Ended January 31, 2012	4.3880	4.3040	4.3204	4.3370
Month Ended February 29, 2012	4.3570	4.3330	4.3536	4.3570
Month Ended March 31, 2012	4.3790	4.3350	4.3565	4.3790
As of April 19, 2012	4.4390	4.3820	4.4004	4.4040

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

Argentina's current economic growth and stability may not be sustainable

In 2001 and 2002, Argentina suffered an unprecedented economic, political and social crisis which, among other things, put an end to the Convertibility Regime that had maintained the Peso/U.S. dollar exchange rate fixed at 1 to 1 and inflation at bay. In response to this crisis, the Federal Government introduced a series of measures that affected many sectors of the economy and paved the way for a broader intervention by the government in the economy. Supported by a simultaneous increase in international commodity prices, the competitive advantages resulting from the devaluation of the Peso resulted in a swift recovery of the Argentine economy as imports were substituted with local production and export revenues increased significantly. However, the global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and peso depreciation pressures and a lack of consumer and investor confidence. The slowdown in 2009 however was not long lasting as the economy made a strong rebound in 2010. According to the Instituto Nacional de Estadísticas y Censos ("INDEC"), Argentina's real GDP grew by 6.8% in 2008, 0.9% in 2009, 9.2% in 2010 and at an annualized rate of 9.3% in the third quarter of 2011. Despite this recovery, the Argentine economy still faces significant challenges, including widespread poverty, increasing unemployment and underemployment, high inflation and energy shortages and therefore there is uncertainty whether Argentina's current growth is sustainable.

Sustainable economic growth depends on several factors, including the international demand for Argentine exports, improved competitiveness of Argentine producers and industries, and, generally, the confidence of foreign and domestic investors and a stable and relatively low inflation rate. The Argentine economy remains unstable for the following reasons, among others:

  high commodity prices in the international market, which are volatile, beyond the control of the country, as evidenced by the considerable decrease that followed the global financial crisis in 2009 and the European crisis in 2011;
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

Argentina has very limited access to foreign financing. In December 2001, the Argentine Government declared a moratorium on a substantial portion of Argentina's public debt (U.S.$ 89.1 billion at the time). After a process of negotiation with the creditors of the Argentine Government, on December 9, 2004 Executive Decree No. 1,735/04 was issued, approving the offer for the restructuring of the defaulted public debt. As a result, 76.15% of investors exchanged their defaulted debt for new securities with a longer term maturity pursuant to the terms of the restructuring. Following such process, the Argentine Government announced the total gross public debt as of December 31, 2005 amounted to approximately U.S.$ 129.2 billion. The decrease was also driven by the fact that the total debt figures since 2005 exclude the debt on securities that were eligible for, but did not participate in, the 2005 exchange offer.

Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the 2005 sovereign debt restructuring, have filed claims totaling approximately U.S.$20 billion before the International centre for Settlement of Investment Disputes ("ICSID") alleging that certain government measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, ICSID has rendered several decisions against Argentina requiring the Argentine government to pay approximately U.S.$913 million plus interest in claims and legal fees. Argentina applied for the annulment of these awards under Chapter VII of the ICSID Arbitration Rules. Separately, in relation to the same subject, the UN Commission on International Trade Law ("UNCITRAL") has, as of the date hereof, issued two awards, ordering the Argentine Government to pay U.S.$238 million plus interest and costs. Argentina also sought annulment of these two awards, but during 2010 both motions for annulment were rejected by U.S. federal courts. Furthermore, a group of holders that did not participate in the restructuring of Argentina's public debt has filed an arbitration request before ICSID for the sum of U.S.$ 4.4 billion.

On January 3, 2006, Argentina prepaid its whole outstanding debt to the International Monetary Fund, which amounted to U.S.$ 9.8 billion, using the Central Bank's reserves in excess of the amount necessary to support 100% of the Argentine monetary base. Also, through various exchange offers made to bondholders between 2004 and 2010, Argentina restructured over U.S.$ 74.0 billion of its defaulted debt. Additionally, on September 2, 2008, pursuant to Decree No. 1,394/08, Argentina officially announced a decision to pay its outstanding debt with creditor nations belonging to the Paris Club. While such offer was accepted by the Paris Club nations the terms of such repayment remain under negotiation. As of December 31, 2011, Argentina's public and private debt increased to U.S.$139.7 billion and as of September 30, 2011, the amount owed specifically to the Paris Club equaled U.S.$6.7 billion.

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

In 2002, the Public Emergency Law put an end to ten years of U.S. dollar-Peso parity and authorized the Argentine Government to set the exchange rate between the Peso and other currencies. The Argentine Government initially established a dual exchange rate of Ps. 1.40 per U.S. Dollar for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. dollars and, lately, by buying U.S. Dollars. Lately, new restrictions to purchase U.S. dollars have significantly affected the exchange rate. As of April 19, 2012, the exchange rate was Ps. 4.4040 per U.S.$ 1.00. See Item 3: "-Exchange Rates Information" for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine Government will be able to limit the volatility of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial condition and results of operations. Peso-denominated tax revenues constitute the majority of the Argentine Government's tax receipts and, notwithstanding their nominal increase due to inflation, tax revenues have decreased in total U.S. Dollar terms. Therefore, the Argentine Government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso. We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs have had a material adverse effect on our ability to service our indebtedness, which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 4.96% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to the devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2011, our financial debt in foreign currency, which accrued interest until we filed a petition to commence a reorganization proceeding ("concurso preventivo") on June 17, 2010, was the equivalent of U.S.$ 260.1 million. (Dollar/Euro rate = 1.2979) and is included the "reorganization liabilities" line item for our consolidated balance sheet.

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

Restrictions on Argentina's energy supplies could negatively affect Argentina's economic activity

Investments in gas and electricity supply and transport capacity in Argentina have been limited in recent years. At the same time, demand for electricity and natural gas has increased substantially over the course of the last several years, driven by the general economic recovery in Argentina and low prices in comparison with alternative fuel sources. The Argentine government has taken a number of measures aimed at alleviating the short-term impact of supply restrictions on residential and industrial users such as importing natural gas from Bolivia, importing liquefied natural gas ("LNG") transported to Argentina in vessels, effecting the Total Energy Plan, implementing the Gas Plus plan and building a propane/air injection plant ("PIPA"). These measures are currently at an early stage of implementation and therefore the effect of such measures on the overall supply of gas and electricity cannot be accurately assessed at this stage. If the measures that the Argentine government has taken to alleviate the short-term imbalance in energy supply prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium- and long-term fail to materialize on a timely basis, economic growth in Argentina could be curtailed and our business, financial condition and results of operations could be adversely affected.

Additionally, the international price of oil and gas may increase because of conflicts in the Middle East. This could negatively impact the Argentine economy due to the amount of natural gas and oil byproducts that Argentina currently imports, which could lead to a materially adverse effect on our business.

A decline in international prices for Argentina's principal commodity exports could have a material adverse effect on Argentina's economy.

The Argentine economy has historically relied on the export of commodity products, the prices of which have been volatile and outside Argentina's control as a source of foreign currency, and, more recently, on government revenues through the collection of taxes on the export of such products. The recovery of Argentina's economy and public finances following the severe crisis in 2001 and 2002 was mainly led by exports of agricultural products, in particular soybean and its by-products that registered steep price increases fueled by demand from Asia. The prices of most of Argentina's commodity exports declined significantly between the third quarter of 2008 and the first quarter of 2009, when they began to increase again, which increase continued in 2010 and 2011. If international commodity prices decline again in the future, the Argentine economy could be adversely affected and government revenues from taxes on Argentine exports could decrease, producing a negative impact on public finances and on our business, financial condition and results of operations.

Substantial inflation has occurred since 2002 and could continue in the future, which may have a material adverse effect on our business, financial condition and results of operation.

The abandonment of the peg of the peso to the U.S. dollar in 2002 gave rise to pressures on the domestic price system and led to a high inflation environment, before substantially stabilizing in 2003. In 2002, the inflation rate (as measured by changes in the Argentine consumer price index ("CPI")) reached 41.0% according to data published by INDEC. In spite of a fall to 3.7% in 2003, the inflation rate increased again to 6.1% in 2004 and to 12.3% in 2005, in each case on the basis of data published by INDEC. According to INDEC, the Argentine consumer price index ("CPI") increased 8.5%, 7.2%, 7.7%, 10.9% and 9.5% in the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. From January 1, 2012 through February 29, 2012, CPI rose by 0.7%. This decrease was due in part to several measures adopted by the Argentine government for the purpose of controlling inflation and price changes in major goods and services, which included price stability agreements with private sector companies in several industries and markets. Uncertainty with respect to future inflation and the condition of price stability agreements currently in place may have a negative impact on Argentina's economic growth and, as a result, on our business, financial condition and results of operations. Additionally, Argentine companies are under pressure their labor unions to increase wages so as to reflect increases in inflation. In the future, such increases in wages may result in additional costs and weaker results of operations for Argentine companies, including us.

In the past, inflation has materially undermined the Argentine economy and the Argentine Government's ability to create conditions conducive to growth. Additionally, a return to a high inflation environment could undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Prior to the enactment of the Public Emergency Law, the tariffs that we charged were linked to a rate per unit of usage calculated in U.S. dollars and we also had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00. Unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in a decrease in our revenues in real terms and will adversely affect our results of operations.

See "Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court." As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern in "Risk Factors Relating to Us."

There are concerns about the accuracy of the consumer price index and other economic data published by INDEC.

In January 2007, INDEC modified the methodology it uses to determine the CPI, which is calculated as the monthly average price of a weighted basked of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine's government policy aimed at curbing inflation. Further, at the time that INDEC adopted this change in methodology; the Argentine government replaced several key officers at INDEC. The alleged governmental interference prompted complaints from the technical staff at INDEC, which, in turn, has led to the initiation of several judicial investigations involving members of the Argentine government aimed at determining whether there was a breach of classified statistical information relating to the collection of data used in the calculation of CPI. These events have affected the credibility of the CPI, as well as other indexes published by INDEC which are based on the CPI, including poverty and GDP estimates. The International Monetary Fund is currently providing technical assistance to the Argentine Government to improve the collection and calculation of inflation data. In addition, since June 2011, the Commission for the Freedom of Speech of the National Congress published a new inflation index that results from the average inflation indexed provided by several private consumption agencies. If it is determined that it is necessary to correct the CPI and other INDEC indexes derived from the CPI, there could be a further decrease in confidence in the Argentine economy, which could, in turn, have adverse consequences on our business, financial condition and results of operation.

The measures designed by the Argentine Government to control the flow of funds into Argentina may affect our capacity to access the international capital markets.

Starting in February 2002, any dividend payment outside Argentina, irrespective of the amount, needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication "A" 3,845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of U.S.$ 150,000 (in the aggregate) per month. This amendment applied to the payment of dividends.

Currently, pursuant to Central Bank Communication "A" No. 5,264, Argentine companies are authorized to access the local exchange market to purchase foreign currency and transfer it outside Argentina to pay dividends to non-residents as long as such dividend payments result from approved audited financial statements and that certain requirements on the availability of information be fulfilled. In the future, similar restrictions may be enacted by the Argentine Government or the Central Bank and, if this were to occur, it could limit our ability to transfer funds abroad, which could have an adverse effect on the value of our common shares.

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

Although the Argentine Government has exempted certain corporations from compliance with Decree No. 616/05 in particular cases, this Decree can severely limit our capacity to access international capital markets or to obtain financings subject to these provisions, and thus may adversely affect our financial situation and our operational results. Therefore, investors are advised to undertake a thorough reading of Executive Decree No. 616/05, Argentine Ministry of Economy and Public Finance Resolution No. 365/05 and the Argentine Foreign Exchange Criminal Law No. 19,359 on foreign exchange matters as well as all regulations issued thereunder, any supplementary rules related thereto and all other relevant regulations.

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our results of operations.

In addition to our 1,059 employees, we rely on a number of third party services providers to outsource certain services. We follow very strict policies to control the compliance by such third party services providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies' labor and social security obligations towards their own employees and employees of third party services providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third party provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

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

Recently, the sovereign debt crisis in Europe, which began in 2010, led to concerns about the rising level of government deficits and debt levels worldwide. In particular, a wave of rating agency downgrades with respect to European and United States sovereign debt crated alarm in the financial markets resulting in, among other things, an increase in the price of commodities and a rise in inflation worldwide.

Since early 2011, due to the above factors and concerns of growing national deficits, commodity prices increased, surpassing projections. These changes may have an even stronger negative effect in developing countries such as Argentina, whose economies depend largely on the price of commodities and who have experienced hyperinflationary environments in the past. Therefore, concerns about the future economic growth of developing countries have gained momentum.

The Argentine economy may be particularly vulnerable to the aforementioned developments and "contagion" effects. Both inflation and growth concerns, if materialized, could prove to be a turning point in Argentina's current favorable economic conditions. Furthermore, deterioration in the economic condition of Argentina's principal regional partners, including the members of Mercosur, could have a material adverse affect on the Argentine economy. It is difficult to predict the manner and the extent to which these events may materially affect the Argentine economy or securities markets and, in turn, our business and our financial condition.

The nationalization of Argentina's pension funds has materially and adversely affected the local capital markets and may materially and adversely affect our ability to obtain financing for our operations.

In December 2008, the Argentine Government implemented the elimination of the private retirement pension system and transferred approximately U.S.$29.3 billion in assets held by private retirement pension management companies to ANSES, the administrator of the newly-created unified retirement pension system. The end to the private retirement pension system has involved a significant loss for the local capital markets, as the private retirement pension management companies were the largest Argentine institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the Argentine government became a significant shareholder in many of the country's publicly-held companies. Said nationalization has led to a reduction in the liquidity available to Argentine companies.

The intervention of YPF and its potential nationalization might have a material adverse effect on Argentina's economic growth.

On April 16, 2012, President Fernández de Kirchner announced the intervention of YPF S.A, for 30 days and submitted to Congress a bill to approve the expropriation of the 51% capital stock of such company owned by Repsol group. The nationalized capital stock would be distributed as follows: 49% will be granted to certain Argentine Provinces and the remaining 51% would be owned by the National Government. The Argentine government has not set forth further details relating to this expropriation.  Therefore, it is difficult to predict the manner and extent in which the nationalization of YPF S.A. may materially affect the Argentine economy.

Risk Factors Relating to Us

Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern.

In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00 and freeze them at that rate. See Item 3: "Risk Factors Relating to Argentina-Restrictions on the Argentina's energy supplies could negatively affect Argentina's economic activity. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

The first gas distribution company to sign an agreement with the Argentine Government related to the renegotiation of the license and tariffs was Gas Natural Ban. Such agreement was ratified on April 2006 by the Executive Power, and the tariff increase stipulated therein became effective on April 1, 2007. On April 26, 2007, two other companies (members of the same economic group) reached transitional agreements to renegotiate their gas distribution licenses with the Argentine Government. These agreements established a 27% increase in the distribution gross margin of such companies for all tariff categories except residential customers.

In summary, from 2007 to the present, each company in the regulated natural gas industry has signed agreements with the Argentine government which have been ratified by Executive decree. However, we along with another distribution company and the two transportation companies are the only companies that have signed transition agreements but have not yet signed renegotiation agreements, which permit the commencement of the full rate tariff review. It is also very important to highlight that, even though all companies have had their agreements ratified, only one company Gas Natural Ban has had its new tariff schedules approved by ENARGAS, which enables it to invoice its distribution services under the new tariffs.

To date, we have not agreed to the application of the same terms contained in the agreements of the other gas companies in our negotiations with UNIREN due to existing differences between our situation and those of the other gas distribution companies. As a condition precedent to the Argentine Executive Power's approval of a renegotiation agreement between us and UNIREN (the "Renegotiation Agreement"), UNIREN requires that our majority shareholder suspends any and all claims or actions brought against the Argentine Government in response to the measures adopted by the Argentine Government as a result of the state of emergency established by the Public Emergency Law. Furthermore, the Agreement states that after the publication in the Official Gazette of the ENARGAS resolution approving the new tariffs, our majority shareholder must withdraw all claims and actions brought against the Argentine Government. The draft Renegotiation Agreement provides that we should grant the Argentine Government an indemnity under which we would be responsible for the full cost of any amounts that the Argentine Government is obligated to pay in connection with any claims brought by any of our shareholders. After various rounds of negotiation, we did sign a transition agreement with UNIREN (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company-Regulatory Framework-ENARGAS-Current Tariffs" for further details on the Transition Agreement. As from the signing of the Transition Agreement, we have neither recorded nor invoiced the tariffs increase established in it. It is important to highlight that, even if ENARGAS issues the proposed tariff schedules, since we have not yet signed the Renegotiation Agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules which would result from the executed Transition Agreement. On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, MetroGAS' claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. We appealed this decision on December 7, 2010. For the past two years, we have been sending the investment records to ENARGAS and UNIREN in order to comply with the requirements of the Transition Agreement. In addition to this, during 2010 and 2011, several notices were sent to ENARGAS, UNIREN and MPFIPS highlighting the difficulties we have experienced in maintaining our solvency, emphasizing the urgent necessity we have of signing the Renegotiation Agreement in order to successfully conclude our reorganization proceeding (concurso preventivo). Additionally, on December 29, 2011, we filed a judicial claim against the Argentine Government for damages caused by the breakdown of the financial and economic conditions established in our gas distribution license, as well as a pre-litigation claim, which was presented to MPFIPS with a copy to the Ministry of Economy to the same effect.

However, following a January 2012 decision of the District of Columbia Court of Appeals (which declared that an international claim filed by BG, our majority shareholder, against the Argentine Government in December 2007 with UNCITRAL for breach of the Bilateral Investment Treaty for the Promotion of Investments executed in 1990 between Argentina and the United Kingdom was void, along with the related damages award granted to BG in the UNCITRAL proceeding and previously upheld by a U.S. Federal District Court), on January 18, 2012 we received Note No. 12 from UNIREN requesting that we resume the renegotiation of our Gas Distribution License. Since then, UNIREN and we have been meeting and exchanging comments on the draft Renegotiation Agreement. However, we cannot assure you if and when the renegotiation process will conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. dollars or pesos over the time to compensate for any past and future increases in inflation or the devaluation of the Peso. Even if our revised tariff schedules are published, it is possible that such settlement will lead to social unrest, protests by our customers or objections from consumer advocacy organizations or the National Ombudsman, thereby hindering the implementation of any future agreement or the application of new tariffs. Moreover, we can offer you no assurance that tariff increases would not result in an increase in our overdue receivables, and consequently, our result of operations.

The continued delays in the tariff adjustments detailed above caused our financial condition to deteriorate and have affected our capacity to generate the cash flow necessary to maintain normal activities and comply with our indebtedness due in 2010. Therefore, on January 5, 2010, our Board of Directors approved the hiring of Barclays Plc. to act as financial advisors in connection with a refinancing of our outstanding debt. Various courses of action were discussed with the creditors and the financial advisors but none of the suggested alternatives was a viable option for the Company.

Consequently, the adverse financial conditions we continued to face as a result of the delays in our tariff and license negotiation led our Board of Directors to approve our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See "Item 4. Information on the Company - Important Event in the Company's Development - Reorganization Proceeding (concurso preventivo)."

We have thus prepared our annual financial statements for the fiscal year ended December 31, 2011 included herein, assuming that we will continue as a going concern. Consequently, our independent auditors, pwc, issued a report dated April 26, 2012 on our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements included herein discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 18: "Financial Statements." We can offer no assurance that we will be able to overcome these financial difficulties.

Our filing to commence a reorganization proceeding (concurso preventivo) under Argentine Law on June 17, 2010 makes us subject to the risks and uncertainties associated with such reorganization proceedings.

Upon filing to commence a reorganization proceeding (concurso preventivo), we are continuing to operate our business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). We have submitted a plan for reorganization to the bankruptcy court. See "Item 4. Information on the Company - Important Events in the Company's Development - Reorganization Proceeding (concurso preventivo)." However, we can offer no assurance that all conditions precedent to implementation of the plan will be satisfied or when, if ever, such satisfaction will occur. Failure to satisfy such conditions to implementation may result in lengthier reorganization proceedings and may eventually lead to our liquidation.

Additionally, for the remainder of the reorganization proceeding, our operations will continue to be subject to the risks and uncertainties generally associated with such reorganization proceedings, such as:

  the relationships between us and our customers, employees, vendors, strategic partners and others may be negatively affected by our filing to commence a reorganization proceeding, including risks that our customers will be less likely to purchase our services, that our employees will seek out other opportunities or lack proper motivation to fulfill their commitments and that vendors and strategic partners could terminate their relationships with us or require financial assurances or enhanced performance to continue their business relationships with us, which may be unduly burdensome on our business and operations;
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

Upon our filing to commence a reorganization proceeding (concurso preventivo), ENARGAS effected an intervention over our business. We are unsure what effect, if any, such intervention will have over our results of operations and financial condition.

Following our filing to commence a reorganization proceeding (concurso preventivo) on June 17, 2010 ENARGAS issued Resolution No. I-1,260 and appointed Antonio Gómez as our intervenor for the next 120 days. The resolution states that the intervenor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, where supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets. This intervention has been extended four times, on October 22, 2010 (by ENARGAS Resolution No. I/1,431), on February 22, 2011 (by ENARGAS Resolution No. I/1,612), on June 10, 2011 (by ENARGAS Resolution No. I/1,764) on October 7, 2011 (by ENARGAS Resolution No. I/1,894) and on February 7, 2012 (by ENARGAS Resolution No. I/,2,042). We are uncertain as to the effect such intervention will have over our results of operation and financial condition.

The intervention of YPF and its potential nationalization might have a material adverse effect in our business and financial condition

As explained above (see "Risk Factors Relating to Argentina - The intervention of YPF and its potential nationalization might have a material adverse effect on Argentina's economic growth"), YPF S.A. has been intervened by the Argentine Government and a bill, which will probably be passed into law in the short term, has been submitted to the Congress in order to approve the national expropriation of 51% of YPF S.A. capital stocks.

Given that YPF Inversora Energetica S.A., a subsidiary of YPF S.A., owns 45.33% of our controlling shareholder's capital stock, Gas Argentino S.A., which indirectly represents 31.73% of our capital stock, this intervention and potential nationalization might have a material adverse effect on our business and financial condition, including our operation, administration and management, which is difficult to predict.  See "Major shareholders" in this annual report.

Our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange.

As a result of our filing to commence a reorganization proceeding (concurso preventivo), our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE's application on Form 25 with the SEC on July 15, 2010. The suspension of trading of our ADSs on the NYSE and their subsequent delisting have negatively impacted the levels of liquidity available to our ADS holders as they can only trade their securities (i) on the over-the-counter market in the United States or (ii) after converting them into common shares on the Buenos Aires Stock Exchange. Additionally, we can provide no assurance that we will be able to re-list our ADSs on the NYSE should we successfully reorganize our Company.

The energy industry in Argentina has experienced an (i) increase in the demand for natural gas, which may not be met by current gas and transportation supply, and (ii) an increase in government interventions, both of which could lead to our inability to meet our customers' needs.

As stated above, the Public Emergency Law of 2002 converted the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00 and froze them at that rate. This resulted in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors led to a substantial increase in the demand for natural gas and, which, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of an unfavorable economic environment at the beginning of the decade, produced a large disparity between the demand and supply of natural gas and gas transportation capacity. This situation may eventually lead to a gas and electricity supply bottleneck, primarily due to the high risk of failures of the Argentine energy supply system.

In order to prevent natural gas shortages in the domestic market and to guarantee the natural gas supply to non-interruptible consumers, pursuant to Resolutions No. 659/04, 503/04, 752/05, 882/05, 939/05, 1,329/06, 1,886/06 , 599/07 and 172/12 (all enacted by the Energy Secretariat) and their regulatory rules, ENARGAS and/or other competent authorities are allowed to redistribute gas volumes and/or reallocate transportation capacities, thereby modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. In our experience, even after these resolutions, we did not experience any significant difficulties regarding deliveries of gas from our suppliers until the winter of 2006.

At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants and insufficient injection of gas at wellheads. In order to prevent shortages resulting from this state of emergency, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors to use gas originally destined for exports and electric generation to meet domestic demand. While this did not affect us because we did not utilize these resources, the Secretariat of Interior Commerce and the Energy Secretariat took further steps in governmental oversight in 2007 by increasing its intervention over our business operations; in particular, they restricted our distribution of natural gas to certain industrial customers and power plant customers, with the goal of guaranteeing the supply of natural gas to non-interruptible customers. The state of emergency continued from 2008 to 2011. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2012.

Thus, in cases where demand for our services exceeds supply, our license requires us to interrupt deliveries to our industrial and compressed natural gas ("CNG") customers before interrupting the supply to our residential customers. If, after taking such actions we are still unable to supply our residential customers, our license requires that we either (i) declare a state of emergency and follow the instructions of ENARGAS or (ii) adopt the decisions made by an Emergency Committee, comprised of competent authorities and the implicated gas transportation and distribution companies. Furthermore, if such energy interruptions occur as a result of our actions, we may be fined up to U.S.$ 500,000 and become vulnerable to the termination of our license. We may also be exposed to liability for damages caused to our customers by such interruptions.

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

Our sales are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly our revenues are, significantly higher during the winter months than during the rest of the year, especially in years with colder winters. Also, in the absence of unusual circumstances, our expenses in years with colder winters do not increase in proportion to our revenues, thus making those years relatively more profitable than years with warmer winters. In 2012, if the current government intervention ceases and even if the winter months prove to be unusually cold, we may not be able to record any positive revenue effects because we may (i) have more demand than our current contracted transportation capacity and (ii) experience an increase in fines from our power plant customers if we interrupt the delivery of gas to them beyond a certain limit.

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

In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes into account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 that led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability analysis ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The steel main is now operating at 4 bar. As a result of the quantified risk assessment ("QRA") we performed in 2010, we concluded that the new pressure of the pipe is tolerable in the ALARP zone. Despite the QRA results, however, the replacement of this pipeline is still necessary to restore the reliability of the 22 bar system. In 2010, taking into consideration the importance of this pipe as it connects our network with the distribution company next to our area, and in order to keep the pressure at 22 bar, we replaced a 2km long part of this pipe; however, due to lack of available resources, its complete replacement is not within our maintenance plan for 2012.

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

After a number of extensions, all of our natural gas purchasing contracts have expired and we have not entered into any new contracts. The delay in entering into new contracts, as well as the execution of a new contract between the National Government and the gas producers pursuant to Resolution No. 599/2007 of the Energy Secretariat, could adversely affect our operations.

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

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette (further extended in January 5, 2012 through Resolution No. 172/12), approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

Although the Agreement 2007-2011 foresees the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming almost exclusively from (i) natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and (ii) ancillary supply orders issued by the competent authorities, as a result of their intervention in order to supply the non-interruptible demand. For example, on October 4, 2010, ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such procedures entered into force, we have tallied, on a daily basis, the total natural gas volume that is necessary to supply its uninterruptible demand.

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

As an example, under our license, we are required to make all improvement to our Essential Assets in a reasonable period as well as repair and maintain those Essential Assets which have completed their useful life. In connection with such requirement, we implemented a major capital expenditure program beginning in 1993 designed to extend and renovate mains, regulators, valves, and meters in order to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. However, in response to the Argentine economic crisis and the pesification and freezing of our tariffs, at the beginning of 2002 we had to re-focus our strategy on short-term challenges. Since then, our short-term strategy has aimed at working on our tariff negotiations in order to ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for our debt service payments. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 158.8 million between 2002 and 2006. Our capital expenditures during 2008, 2009, 2010 and 2011 amounted to approximately Ps. 84.2 million, Ps. 105.8 million, Ps. 119.1 million and Ps. 109.1 million, respectively. Since our tariff renegotiations continued to be delayed, our ability to devote resources to capital expenditures has been significantly hindered and we may not be able to make the required improvements to our Essential Assets. A failure to do so may result in a breach of the Distribution License Basic Rules and ultimately in a revocation of our license.

Furthermore, our bankruptcy would result in the revocation of our license. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our license-Penalties and Revocation." On September 17, 2002, the Argentine Government issued Decree No. 1,834/02 (which shall remain in effect as long as the Public Emergency Law is in effect), which provides that the filing to commence a reorganization proceeding (concurso preventivo) or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law shall not lead to termination of the licenses of such companies.

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

The impact that Argentina's adoption of International Financial Reporting Standards ("IFRS"), beginning with fiscal year ended December 31, 2013 for gas transport and distribution companies, will have on our financial results remains uncertain.

On December 29, 2009, the Comisión Nacional de Valores (National Securities Commission, or "CNV") issued Resolution No. 562/09 and No. 576/10 adopting Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" beginning with fiscal year ended December 31, 2012. In summary, these resolutions state that:

  All entities within the public offering regime of Law No. 17,811 are required to apply IFRS when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.
  Entities who had, pursuant to Argentine GAAP, been exercising the option to inform the deferred tax liability resulting from the inflation adjustment, in a note to the financial statements rather than in their actual financial statements, would now be required to record the accounting recognition of such liability against Retained Earnings. At their shareholders' direction, this recognition is to be carried out once at the end of any intermediate or annual period up to the IFRS transition date. Only once, our shareholders at the general shareholders' meeting will be able to charge the amount from Retained Earnings to items in common stock neither represented by shares nor represented by Reserved Earnings. We have chosen to continue to address such deferred tax liability in a note to our financial statements and will recognize the effect of that liability before our IFRS implementation plan.

On January 24, 2012 the CNV issued Resolution No. 600 extending the date for the adoption of IFRS by one year to December 31, 2013 for gas transport and distribution companies as well as their controlling companies. Consequently, we must adopt IFRS by January 1, 2013. On February 17, 2012, the FACPCE issued Resolution MD No. 669/12 confirming CNV Resolution No. 600.

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

Our controlling shareholder, Gas Argentino, is currently in the middle of a reorganization proceeding (concurso preventivo). This proceeding may lead to a change of control in our ownership which could require approval from ENARGAS.

Gas Argentino's only assets are our Class A and B Shares. Therefore, its only source of funds for the payments of its obligations is dividends paid by us. However, pursuant to our restructuring agreement, our capacity to pay dividends to our shareholders is restricted. We cannot distribute dividends until December 31, 2013 and, even then can do so only if we have repaid at least U.S.$ 75 million of our outstanding indebtedness. In addition, since 2002 we have accumulated deficits and pursuant to Article 71 of the Argentine Corporations Law, we cannot distribute dividends until we have recovered such deficits. On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a petition to commence a reorganization proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in our concurso preventivo proceeding. The exclusivity period, the period when we may submit a proposal to each individual creditor, was extended to March 9, 2012, the informational hearing was extended to March 2, 2012 and the date on which Gas Argentino must submit its proposal to unsecured creditors was extended to February 10, 2012.

On February 10, 2012, Gas Argentino did effectively present its proposal to unsecured creditors according to the established timeframe, as further described in "Major Shareholders and Related Party Transactions - Gas Argentino" in this annual report.

On February 29, 2012, Gas Argentino was granted further extensions by the Court. The exclusivity period was extended up to August 16, 2012 and the informational hearing was extended to August 8, 2012.

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

Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. ("YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework, would not materially and adversely affect us.

MetroENERGÍA operates in a highly competitive market.

One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

During 2007, MetroENERGÍA, entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expired on December 31, 2011. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

Additionally, MetroENERGÍA signed invoicing and collection agreements, until May 2012, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, No. 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of issuance of this annual report, the renegotiations have not yet concluded. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Actions carried out through MetroENERGÍA allowed us to retain most of the industrial and commercial customers. No assurance can be given that MetroENERGÍA will be able to continue retaining such customers.

Additionally, during 2011, the number of natural gas marketing companies operating in the energy market increased, thereby leading to increased competition. See "Item 4: Information on the Company - Business Overview - MetroENERGÍA's Sales."

Another difficulty facing MetroENERGÍA is that the constant decline in gas production in the Neuquén basin, together with the increase in gas consumption by individuals and electric power plants, particularly in the winter months, have led to an imbalance between gas supply and demand. The imbalance between gas supply and demand, particularly the increase in gas consumption by residential and power plant customers, has led to a decrease in sales to industrial customers, particularly in the winter months. In order to solve this imbalance, a large part of the winter consumption is directly or indirectly supplied with imported gas either from Bolivia or from the various LNG ships, with ENARSA marketing this gas, at prices higher than those of conventional gas, thereby further increasing the competition faced in this market.

Due to this significantly increased competitive environment, we cannot guarantee that MetroENERGÍA will be able to renew all the sale contracts with its customers. Furthermore, we cannot guarantee either that we will be able to ensure gas volumes or suitable gas prices during winter months mainly from the Neuquén basin, so as to maintain the same volumes and sale margins of previous years.

    INFORMATION ON THE COMPANY
      History and Development of the Company
        General

        We were formed on November 24, 1992 as a sociedad anónima under the laws of Argentina for a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in and are governed by the laws of Argentina.

        Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54)(11) 4309-1434. As of December 31, 2011, we employed approximately 1,059 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the BCBA and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

        As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our license provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 305.9 million between 2002 and 2008. During 2011, 2010 and 2009, our capital expenditures were approximately Ps. 109.1, Ps. 119.1 million and Ps. 105.8 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

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

        The Pliego required that each bid include a specific U.S. Dollar amount, payable partially in cash and partially in Argentine public, foreign and domestic debt securities, plus a fixed amount of U.S.$ 62 million to be paid in cash on December 28, 1992, or the "Takeover Date," representing certain liabilities of Gas del Estado to the Argentine Government. After various rounds of bidding, a consortium, or the "Consortium," composed of British Gas plc, Perez Companc S.A., or "Perez Companc," Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad," was successful with a bid of U.S.$ 300 million plus the mandatory amount of U.S.$ 62 million. As a result, the bidding price for the 70% majority interest in us amounted to U.S.$ 362 million.

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

        The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately U.S.$ 110 million, consisting of obligations of U.S.$ 60 million due to the Argentine Government and U.S.$ 50 million due to YPF. We also executed three, short-term notes in the aggregate amount of approximately U.S.$ 26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the U.S.$ 60 million debt to the Argentine Government, the U.S.$ 50 million debt to YPF and the three short-term notes totaling approximately U.S.$ 26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of U.S.$ 23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

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

        On January 20, 1993, Invertrad assigned its interest in the Consortium to Argentina Private Development Trust Co., Ltd., currently known as Argentina Private Development Co., Ltd., or "APDC." On November 12, 1993, British Gas transferred its interest in the Consortium and in Gas Argentino to British Gas Netherlands Holding B.V., or "BGNH," a wholly owned subsidiary of BG Group. On September 24, 1997, Astra acquired 100% of the shares of APDC. On August 11, 1998, Perez Companc transferred its interest in Gas Argentino to BGNH, Astra, and APDC on a pro rata basis based on their respective holdings. On August 30, 1999, BGNH transferred its interest in the Consortium and in Gas Argentino to British Gas International B.V., or "BGI," an entity ultimately controlled by BG Group. Astra merged with YPF effective January 1, 2001. On December 21, 2001, APDC transferred its interest in Gas Argentino to YPF. During fiscal year 2005, Gas Argentino shares were transferred as follows: (i) on October 31, 2005, YPF S.A. notified us of the transfer of all its shares in Gas Argentino to YPF Inversorsa Energética S.A.; and (ii) on November 30, 2005, BGI notified us of the transfer of all its shares in Gas Argentino to BG Inversiones Argentinas S.A. On the date of this annual report, BG Group indirectly owns 54.67% of Gas Argentino, and YPF directly owns 45.33% of Gas Argentino.

        Reorganization Proceeding (Concurso Preventivo)

        On June 17, 2010, we filed a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court to rehabilitate our financial condition. We are continuing to operate our business as a debtor-in-possession under a court-appointed supervisor (the síndico concursal). On July 15, 2010, the Court heard our petition and implemented the following timeline: a) the end of the proof of claim period was fixed for November 10, 2010; b) the deadline by which the síndico concursal must issue a report about each individual claim was fixed for February 22, 2011; c) the deadline by which we must establish classification of creditors' claims was fixed for April 20, 2011; d) the deadline by which the síndico concursal must issue a report about our general financial situation was fixed for May 20, 2011; and e) the end of the exclusivity period, the period during which we may submit our reorganization proposal to each individual creditor was fixed for March 9, 2012.

        If we obtain approval from (i) a majority of creditors in each class and (ii) that majority holds more than 66.6% of the outstanding obligations in each class, the proposed plan becomes the reorganization agreement. Such reorganization agreement would then limit our actions until the court declares us to be in full compliance with the terms thereof and the reorganization proceeding is officially terminated. Should we fail to fully comply with the terms of the reorganization agreement, our creditors can request and obtain a declaration of bankruptcy against us. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our filing for reorganization proceeding (concurso preventivo) under Argentine Law on June 17, 2010 makes us subject to the risks and uncertainties associated with such reorganization proceedings."

        On July 12, 2011, we presented before the Court the Reorganization Proposal to each verified and admitted unsecure creditor. On October 3, 2011 we submitted in the proceedings case record of the commercial creditors' consent to our proposal; this consent represented the absolute majority of verified creditors.

        On November 21, 2011 we submitted before the Court an improved reorganization proposal.

        On December 1, 2011, we requested the call for bondholders' meeting stated in section 45 bis of the Bankruptcy Law; the Court ordered, on December 6, 2011, the meeting to be held on February 24, 2011 at 11.00 a.m. at our headquarters, in order to accept or reject the current preventive agreement proposal at the time of the assembly. The Court appointed Dr. Cristian Fox to chair the Assembly.

        On February 2, 2012, we presented, before the Court a complete redesigned final proposal for the reorganization proceeding for unsecured creditors who hold verified and admissible claims.

        The offer consists of the payment of the verified and admitted unsecured claims, by means of the delivery, exchange and payment of such credits, of two negotiable obligations (the "New Notes"), with maturity date on December 31, 2018.

        The New Notes are nominated in American Dollars and their capital amounts (nominal value) at the time of issuing the obligations shall be as follows: I) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims (the "New Notes") and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Furthermore, two different series will be issued within each of the classes of New Notes in order to identify the unsecured claims with previous Notes (Series L) from the rest of the unsecured claims (Series U), which will allow the follow up and application of the applicable legal regime, both with respect to the public offering of securities and to tax and foreign exchange regulations. Additionally, the Company offers to pay at the time of issuing the New Notes an amount equal to the interest that the above mentioned New Class A Notes would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%.

        The principal amount of the New Notes shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Notes shall be due and payable in accordance with their terms as from their issuance date. The New Class B Notes shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Notes is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Notes or (y) the holders of at least 25% of the New Class A Notes, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Notes as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Main Notes (any of the events described in (x) or (y), a "Triggering Event"), provided that such Triggering Event takes place on the later of: (i) any date within the first year computed as from the issuance date of the New Notes, or (ii) on or before December 31, 2013 (the "Deadline"). If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Notes shall be automatically cancelled and no amount shall be owed by us in such respect. The New Class A Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Notes shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

        On February 16, 2012, alleging that the non-financial creditors had a very short time to understand the last submitted proposal, which was quite complex, that it was necessary to complete the reorganization proceedings of the parent company (Gas Argentino S.A.) and considering the re-start of the negotiations with UNIREN to achieve a tariff reschedule, we filed with the National Commercial Court that hears its reorganization proceedings, a petition to extend the exclusivity period for ninety working days and, consequently, to annul the informative hearing established initially for March 2, 2012 and schedule a new hearing to that effect five days before the maturity of the extended exclusivity period. Furthermore, we requested the postponement of the noteholders' meeting called by the Court for February 24, 2012 at 11.00 a.m.

        At the same date, the Court solved favorably the request mentioned before and, consequently, the informative hearing was established for July 11, 2012 and the noteholders' meeting was postponed until June 18, 2012.

        As of the date of issuance of this annual report, the term for verification of credits has ended as well as the period for credits observance, and the trustees in bankruptcy have issued the individual report as stipulated by Section 35 from the Bankruptcy Law. On April 20, 2011 the judge issued the resolution stipulated by section 36 of the same law (Resolution concerning the origin of the said credits), on May 3, 2011 we suggested a sole category of unsecured creditors, and finally on June 21, 2011 the trustee in bankruptcy in charge submitted the general report stipulated by section 39 indicating the causes of the economic unbalance, describing assets and liabilities and date and causes of the suspension of payments, irrevocable actions, opinions about the categorization, etc.

        The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in our 2011 and 2010 Balance Sheets in the current financial statements under the line-item "Reorganization Liabilities." These liabilities are considered long-term liabilities, given the aforementioned deadlines and the fact that the reorganization process has not ended. Long-term liabilities also include commercial, tax, financial and social debts, among others.

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

        The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 20.8% of the total deliveries made by all gas distribution companies in 2011. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 17.4% of the total deliveries made by all gas distribution companies in 2011; it serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.8% of the total deliveries made by all gas distribution companies in 2011; it serves the market area generally covering southern Argentina. Litoral Gas S.A. and Gas BAN are the fourth and fifth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 11.59% and 11.64% of total deliveries made by all gas distribution companies in 2011, respectively; it covering the northwest of the Province of Buenos Aires. The remaining gas distribution companies in Argentina are, Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), and Gasnea S.A. (serving the northeastern Argentina).

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

        Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets. Moreover, a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing, and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead prices of gas in Argentina for a temporary period of one to two years beginning in June 1992, with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at U.S.$ 0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, the price of gas was deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas we paid increased. However, the enactment of the Emergency Law in 2002 (See Item 4: "Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs") negatively impacted the natural wellhead prices of gas. Since mid-2004, the wellhead prices of gas for industrial consumers, thermal power generators and CNG stations have been gradually adjusted. On the other hand, it was not until 2008 that natural gas wellhead prices for residential and small commercial consumers were increased (which marked the first increase since 2002 for these consumers). Currently, the natural gas wellhead prices remain regulated in most cases.

        Supply of and Demand for Natural Gas
          Natural Gas Consumption and Demand

          World demand for natural gas has increased significantly in recent years. Natural gas is distributed worldwide and is the only fossil fuel to have experienced reserve estimate increases in nearly every region of the world over the past decade. Due to lower alternate fuel and operating costs, natural gas has distinct economic advantages over other sources of energy such as coal and nuclear power. Furthermore, natural gas provides substantial environmental advantages compared to other energy sources because of its lower by product discharges. A 2011 United States Energy Information Administration international energy outlook forecasted a 53% increase in worldwide energy requirements from 2008 to 2035 and a 52% increase in worldwide natural gas consumption for the same period.

          Argentina has a well-developed natural gas market, where natural gas constitutes approximately 51% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 36.9 BCM (1,304 BCF) in 2011. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

          The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:
	Consumption of Natural Gas
	1990	2000	2005	2008	2009	2010	2011
Residential
MMCM	4,346	6,967	7,432	8,521	8,481	9,244	9,248
BCF	153	246	262	301	300	326	327
Commercial
MMCM	521	1,053	1,109	1,207	1,277	1,254	1,189
BCF	18	37	39	43	45	44	42
Industrial
MMCM	6,114	8,055	9,169	10,028	9,326	9,613	11,433
BCF	216	284	324	354	329	339	404
Electric power plants
MMCM	5,319	7,141	7,213	7,789	7,578	6,672	11,400
BCF	188	252	255	275	268	236	403
Government entities
MMCM	1,054	340	403	402	406	427	412
BCF	37	12	14	14	14	15	15
CNG(a)
MMCM	218	1,677	3,167	2,728	2,633	2,652	2,514
BCF	8	59	112	96	93	94	89
Others
MMCM	207	293	454	588	593	645	725
BCF	7	10	16	21	21	23	26
Total
MMCM	17,779	25,526	28,947	31,263	30,294	30,507	36,921
BCF	627	901	1,022	1,104	1,070	1,077	1,304

          __________

          Notes:

          (a) Primarily used for automobiles.

          Sources: 1990 Yearbooks of Gas del Estado. Data 2000, 2005, 2008, 2009, 2010 and 2011 were compiled from information provided by CAMMESA and ENARGAS.

          Gas Supplies

      In 2010, Argentina had proven natural gas reserves estimated at 358,726 MMCM (12,668 BCF) with an estimated reserve life of eight years. In 2009, Argentina had proven natural gas reserves estimated at 378,820 MMCM (13,378 BCF) with an estimated reserve life of eight years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 46,313 MMCM (1,636 BCF) in 2011, 43,295 MMCM (1,529 BCF) in 2010 and 48,418 MMCM (1,710 BCF) in 2009. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Neuquén, Austral and Noroeste, which together contain approximately 86.9% of Argentina's proven natural gas reserves and accounted for approximately 89.3% of Argentina's natural gas production in 2011. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See Item 4: "-Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquén, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquén, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Of the natural gas purchased by us during 2011, approximately 61.0% originated in the Neuquén basin, and the remaining 39.0% originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data is estimated as of December 31, 2010 and production data is estimated as of December 31, 2011. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.
	Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)

		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquén	Neuquén, Rio Negro, La Pampa, Mendoza (west-central)	161,529	5,704	25,155	888	6
Noroeste	Salta, Jujuy, Formosa (northwest)	43,643	1,541	5,399	191	8
Austral	Tierra del Fuego, Santa Cruz (south)	106,557	3,763	10,819	382	10
Golfo San Jorge	Chubut, Santa Cruz (south)	45,917	1,622	4,878	172	9
Other Areas		1,081	38	62	2	18
Total		358,726	12,668	46,313	1,636	8

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

      Source: Argentine Energy Secretariat 2011 and 2010 annual report.

      Total Domestic Production. Total Argentine natural gas production during 2011 was 46,313 MMCM (1,636 BCF), a decrease of 7.0% over 2010. At December 31, 2010, total Argentine natural gas proven reserves were 358,726 MMCM (12,668 BCF).

      Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. The Neuquén basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. At December 31, 2010, the Neuquén basin accounted for approximately 45.0% of the Argentina's proven natural gas reserves. In 2011, the Neuquén basin produced an aggregate average of 68.9 MMCM (2.4 BCF) of natural gas per day, or 54.3% of the total Argentine natural gas production.

      Noroeste Basin. At December 31, 2011, the Noroeste basin in northwestern Argentina produced an average of 14.8 MMCM (0.5 BCF) of natural gas per day, or 11.7 % of total Argentine natural gas production. As of December 31, 2010, this basin accounted for approximately 12.2 % of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. At December 31, 2011, the Austral and Golfo San Jorge basins, located in the extreme southern region of Argentina, produced an average of 43.0 MMCM (1.5 BCF) of natural gas per day, or 33.9% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2010 accounted for approximately 42.5% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Natural gas imports. Since 2004, Argentina has undergone a natural gas shortage as the production of natural gas has stagnated due to the lack of incentives and price signals and, in turn, has not been able to accommodate the substantial increase in demand. The gap between gas supply and demand has been covered by natural gas imports from Bolivia beginning in 2004, and also by imports of liquefied natural gas (LNG) transported in vessels. The cost of the imported natural gas substantially exceeds the price levels the Government has set in the domestic market.

      Business Overview
        General

        We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2011 annual report. We have approximately 2.2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado.

        The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2011, sales of natural gas to residential customers accounted for approximately 46.4% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-History and Development of the Company-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects-Operating Results."

        Our distribution system consists of approximately 16,548 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

        In the 1992 privatization of Gas del Estado, the Argentine Government granted us a 35-year license, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our license provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our license provide that these tariffs will be adjusted every five years pursuant to a "price cap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1.00 per U.S.$ 1.00, and superseded and suspended a number of these provisions. See Item 4: "-Regulatory Framework."

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

The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. See "Item 4. Information on the Company - Important Events in the Company's Development - Reorganization Proceeding (concurso preventivo)."

Our management is taking a variety of measures to mitigate the impact of the current financial situation, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control our expenditures;
  requiring additional capital contributions from shareholders;
  renegotiating payment conditions with our principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

Even though we are taking the measures mentioned above, our future remains highly uncertain.

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

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2011, we downsized from 2,021 to 1,059 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

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

        Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. ("YPF Inversora") holding the remaining 2.73% and 2.27% ownership interests, respectively.

        One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

        During 2007, MetroENERGÍA entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expired on December 31, 2011 and as of the date of issuance of this annual report new contracts have not been renegotiated.

        These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

        Additionally, MetroENERGÍA signed invoicing and collection agreements, until May 2012, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

        On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette (and further extended on January 5, 2012 through Resolution No. 172/2012), approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the period between August 1, 2007 and December 31, 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. Gas producers, however, are free to decide whether to channel their gas supply directly or through third parties. Since MetroENERGÍA has entered into gas purchase contracts with the gas producers, the Company, through MetroENERGÍA, was able to sign gas supply agreements with industrial and commercial customers both within and outside of our distribution area at the renewed prices and volumes set forth in the Agreement 2007-2011.

        Revenues

        Our consolidated sales during the year ending December 31, 2011 increased by 3.3%, amounting to Ps. 1,161.2 million compared to Ps. 1,123.9 million in the previous year. Sales increased during the year ended December 31, 2011 mainly due to increases in our sales to residential customers and MetroENERGÍA's trading on its own behalf.

        MetroENERGÍA's trading of natural gas on its own behalf amounted to 40.2% of its operations; trading natural gas on behalf of third parties amounted to 59.8%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" in the Statement of Operations.

        The following table illustrates certain information regarding our services to our customers during 2011:
	Information Regarding Services to Customers in 2011
	Volume (MMCM)	Volume (MMCF)	Percentage of Volume (a)	Sales (in millions Pesos)	Percentage of Sales	Number of Customers (b)

Category of Customer
MetroGAS
Gas Sales
Residential	2,006.8	70,868.8	24.3	538.4	46.4	2,167,496
Industrial, commercial and
Governmental	479.4	16,931.1	5.8	86.9	7.5	81,166
Transportation and Distribution Services
Electric power plants	3,649.6	128,884.5	44.2	87.0	7.5	5
Industrial, commercial and
Governmental	829.0	29,275.1	10.0	65.9	5.7	480
Compressed natural gas	554.2	19,571.8	6.7	36.1	3.1	363
Processed natural gas	145.4	5,133.1	1.8	54.7	4.7	2
Other Gas Sales and Transportation and Distribution Services	595.4	21,027.2	7.2	44.0	3.8	1
Subtotal MetroGAS	8,259.8	291,691.6	100.0	913.1	78.6	2,249,513
MetroENERGÍA
Sales on own behalf	716.6	25,305.9	100.0	231.2	19.9	871
Selling commission	-	-	-	16.8	1.5
Subtotal MetroENERGÌA	716.6	25,305.9	100.0	248.1	21.4	871

Total				1,161.2	100.0	-

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

          Residential Customers

          We provide service to approximately 2.2 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2010, sales to residential customers accounted for 24.6% and 45.9% of the volume of natural gas we delivered and our sales, respectively. During 2011, sales to residential customers accounted for 24.3% and 46.4% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers increased from approximately 1.9 BCM (66 BCF) in 2010 to approximately 2.0 BCM (71 BCF) in 2011. We added 33,520 and 36,838 (net) new residential customers in 2010 and 2011, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our license, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/04 ("Pure Program"), pursuant to which residential, commercial and small industrial users receive certain discounts or are surcharged for their consumption of natural gas. In 2004, users, who consumed less than 90% of the amount of gas they used during the same invoiced period in 2003, received a discount equal to 10% to 12% on the cost of their annual natural gas consumption; users, who consumed above 95 percent of the gas they consumed during the same invoiced period of 2003 paid a surcharge on the gas they consumed over the 95% level. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. Pursuant to Resolution No. 624/05 residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2006, users, who consumed less than 90 or 95% of the amount of gas they consumed during an equivalent period in 2003, depending on the type of user, and adjusted for the average temperature during each period, received a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption is above 90 or 105%, depending on the type of user, paid a surcharge on the gas they consume over those levels. The program is effective from April 15 until September 30 each year. This period however, could be modified by the Energy Secretariat as the program evolves. These resolutions were similarly applied in 2006 and 2007. This Program has been discontinued since 2009.

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

          On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports), a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market. The charge is applied to industrial customers and residential customers in the following sub-categories: R3-1st, R3-2nd, R3-3rd, R3-4th. During 2009, as a consequence of several complaints from customers about considerable increases in their invoices, the Government implemented the following solutions: from May 1 to September 30, residential customers categorized as R3-1st and R3-2nd were not charged with the Trust Fund for Gas Imports; from June 1 to July 31, residential customers categorized as R3-3rd and R3-4th were not charged with the Trust Fund for Gas Imports; from August 1 to September 30, only 30% of the Trust Fund for Gas Imports was applied to residents categorized as R3-1st, R3-2nd, R3-3rd and R3-4th; and only from October 1 onwards was the full tariff applied to all R3 customers. The general application of the full tariff to all R3 customers was reaffirmed in 2010 by ENARGAS Resolution No. 1,179/10 and in 2011 by ENARGAS Resolution No. 1,707/11. During 2009, ENARGAS and the Energy Secretariat also agreed not to apply the Pure Program due to similar complaints from customers about increases in their invoices. This Program was discontinued in 2009.

          Power Plants

          Sales of transportation and distribution services to power plants decreased by 1.5% during the year ended December 31, 2011 as compared to 2010, mainly due to a decrease in average prices charged for said services, partially offset by an 8.2% increase in gas volumes delivered to power plants.

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

          Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants greater operating efficiency will increase their dispatch under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason, and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has remained at a steady rate. The following combined cycle plants located in our service area have been our customers since the following dates: Central Térmica Buenos Aires ("CTBA")-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001, we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside of our service area. In the course of 2008, we signed a contract with Petrobras to provide transportation services to GENELBA Plus from June 1, 2009 through December 31, 2019.

          The combined cycle power plants contract for firm transportation and distribution service with a peaking arrangement that allows us to interrupt service during periods of high demand and insufficient transportation capacity or gas supply in order to ensure uninterrupted service to our residential customers. The power plants pay lower tariffs than those permitted by our license, which encourages development of new central power stations in our service area. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our revenues may be adversely affected by the right of our clients to bypass our services."

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

          Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased by 35.0% between 2008 and 2009, by 3.9% between 2009 and 2010 and by 4.7% between 2010 and 2011.

          According to CAMMESA, of Argentina's total electricity consumption during 2011, about 60.7% was generated by thermal power plants; approximately 32.4% was generated by hydroelectric power plants; approximately 4.9% was generated by nuclear power plants; and about 2.0% was imported.

          Two new combined cycle electric power stations were completed in December of 2009. These power plants are highly efficient and are located outside of our service area and therefore do not form part of our customer base. Consequently, the presence of these new plants could result in a decrease of our sales.

          In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a "Temporary Centralized Dispatch" ("Procedimiento para el despacho de gas natural para la generación eléctrica"). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Consequently, it would impact our sales, which would increase if CAMMESA chooses power plants inside MetroGAS' service area and decrease if CAMMESA chooses plants outside of MetroGAS' service area. It would also impact our penalties, depending upon whether MetroGAS complies with those deliveries or not. Although this program is voluntary, all of our power plant customers participate.

          Industrial and Commercial Users and Government Entities

          Our sales to industrial, commercial, and governmental customers decreased by 0.7% during the year ending December 31, 2011 compared to the previous year, mainly due to a decrease in average prices for said services. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof. Industrial customers that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service includes a transportation charge per unit consumed, a distribution charge per unit consumed, a fixed charge per invoice, and a demand charge. Our demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

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

          In light of Resolution No. 752/05, modified by Resolution No. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place in the last months of 2010, extending our sales to December 31, 2011.

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

          On April 29, 2004, the Energy Secretariat issued Resolution No. 415/04 ("Pure Program"), pursuant to which residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. For a more detailed discussion of the discounts and surcharges of the Pure Program, see Item 4: "―Residential Customers." This Program was discontinued in 2009.

          Compressed natural gas ("CNG") Service

          Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations.

          Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/04. The tariff for CNG users consists of a fixed charge per invoice, a transportation charge per unit consumed, a distribution charge per unit consumed and a demand charge. The volume of transportation firm capacity of the segment decreased by 3.0% with respect to the volumes contracted for in December 2010 (from 2.35 MMCM to 2.28 MMCM per day).

          Our transportation and distribution sales to CNG stations decreased by 1.6% during the year ending December 31, 2011 compared to the previous year, mainly due to a decrease in average prices for said services as a consequence of the lower capacity contracted in 2011 compared to 2010.

          During 2011, a new auction for providing natural gas to a CNG refueling station was held. ENARGAS Resolution No. 1,722/11 extended the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure that those CNG stations who contracted for interruptible service capacity receives a minimum firm capacity of 5,000 CM per day until April 30, 2012. Furthermore, during 2011, gas distribution companies had to again represent CNG filling stations in their natural gas applications before the Electronic Gas Market ("EGM"). This auction for the purchase of natural gas by CNG filling stations within EGM occurred in April 2011. The total amount of natural gas assigned to CNG was 1.72 MMCM per day.

          Processed Natural Gas Service

          We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahía Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2011 increase by 12.2% compared to the previous year, mainly due to an increase in the average prices.

          MetroENERGÍA sales

          MetroENERGÍA's natural gas and transportation sales increased from Ps. 222.7 million during the year ending December 31, 2010, to Ps. 231.2 million during the year ending December 31, 2011, mainly as a result of an increase in the average prices of said services partially offset by a 6.8% decrease in gas volume delivered to customers. During 2011, gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 716.6 MMCM, compared to the 768.5 MMCM delivered in 2010; meanwhile, gas volumes corresponding to sales on behalf of third parties reached 480.7 MMCM, compared to the 458.7 MMCM delivered during 2010. Commissions for MetroENERGÍA's operations on behalf of third parties increased from Ps. 12.1 million during 2010 to Ps. 16.8 million during 2011.

          Throughput Experience

          Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2007, 2008, 2009, 2010 and 2011, our load factors were 100%, 96.8%, 95.8%, 92.1% and 96.5% respectively.

          As of December 2011, we had firm transportation contract volumes with the concession ring zone of 23.62 MMMC per day. The volume of firm transportation contracted to Bahía Blanca, which is used to recover the heat after the generation of subproducts, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

          Furthermore, on May 31, 2011, pursuant to an irrevocable offer made by TGS to us in the open season bid No. 01/07, ENARGAS assigned us 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, from June 1, 2011 to December 28, 2027.

          Since 2005, the production of gas has been insufficient to meet local demand as a result of the gas and electricity supply bottleneck that Argentina has faced since 2002. In order to prevent shortages, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors gas that was originally destined for exports and electric generation to use for their clients. These resources were utilized by all distributors (except us), which triggered the increase in the costs of fuel-oil use and affected gas sales to Chile and Brazil. The strategy that we implemented, (of buying gas for the long-term, spot prices, and long-term for transportation), allowed us, through 2007, to avoid using emergency mechanisms while offering our industrial clients services without significant restrictions. At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants, and insufficient injection of gas at wellheads. The state of emergency continued during 2008, 2009, 2010 and 2011. As a consequence of these shortages in 2007, we had to suspend service to CNG customers within our service area for a couple of days to meet our residential customers' demand.

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

          Since August 2008, a propane injection air plant ("PIPA") has been connected to our network. It will allow for the injection of additional volumes of a natural gas equivalent up to 1.5 MMm3/day. If economically viable, it will serve as an alternative supply of natural gas should demand during the winter months require it. During 2009, PIPA was only used in test mode. During 2010, PIPA injected 32.7 MMm3 with a maximum of 1.12 MMm3 per day.

          Slow Paying Accounts and Overdue Receivables

          Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.  80.9 million at December 31, 2011, Ps.  67.6 million at December 31, 2010, and Ps.  91.0 million at December 31, 2009. As of December 31, 2011, we had a reserve of Ps. 17.0 million against past due receivables.

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

          Our high-pressure system is made of welded steel construction, approximately 83% of which is under 50 years old. Approximately 47% of the medium-pressure system is constructed of welded steel and approximately 53% is constructed of polyethylene. Approximately 75% of the polyethylene medium-pressure system is less than 15 years old, and over 95% of the entire medium-pressure system is less than 35 years old. The low-pressure system is almost completely made of cast iron and is approximately 56 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

          Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16.548 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 348 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

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

        We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2011, we handled all gas leaks reported by the public that were classified as high priority within the first two hours of them being reported. We handled 99% of those high priority leaks within an hour of their being reported.

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

        We have introduced a pressure management program consisting of placing profilers in most of the district governors that feed the low-pressure system. These profilers allow us to maintain even pressures in the system in spite of demand fluctuation, avoiding over-pressurization at night and ensuring proper supply during periods of peak demand. We have installed remote control equipment on 82 key district governors, which enable us to adjust pressure settings more rapidly.

        In August 2007, there was an incident (related to a manufacturing defect) to a 24" steel main operating at 22 bar. This situation has modified the risk assessment of this main, which takes in account the likelihood of failure and the consequences of such failure. To reduce the risk of similar incidents occurring, evaluation tests were performed during 2008 that led to a reduction in the pressure of the steel main to 12 bar. Additionally, a structural reliability analysis ("SRA") was performed during 2009 that recommended a further reduction to a pressure below 6 bar. The steel main is now operating at 4 bar. As a result of the quantified risk assessment ("QRA") we performed in 2010, we concluded that the new pressure of the pipe is tolerable in the ALARP ("As Large As Reasonable Possible") zone. Despite the QRA results, however, the replacement of this pipeline is still necessary to restore the reliability of the 22 bar system. In 2010, taking into consideration the importance of this pipe as it connects our network with the distribution company next to our area, and in order to keep the pressure at 22 bar, we replaced a 2km long part of this pipe; however, due to lack of available resources, its complete replacement is not within our maintenance plan for 2012.

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

        Commercial Contracts
          Natural Gas Purchase Contracts
            Deregulation of the Price of Gas

            The price of natural gas at wellhead was deregulated in accordance with the Gas Act by Executive Decree No. 2731/93 as of January 1, 1994. As a result, the price of gas under our new and renegotiated supply contracts increased, in dollars, from the previously regulated price of U.S.$ 0.97 (Ps. 0.97) per MMBTU to a weighted average of U.S.$ 0.59 (Ps. 1.83) per MMBTU at December 2005.

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

            The Wintershall Energia S.A. contract, expired on January 1, 2011, provided us with 1.20 MMCM (42 MMCF). Since August 2007, pursuant to Res. SE 599/07, the contracted volume was modified up to an average daily of 0.32 MMCM.

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

            Although the Agreement 2007-2011 foresees the execution of ancillary GSAs between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011.

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

            On October 4, 2010 ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. The aim of this supplemental regulation is to determine the minimum consumption levels of large users, in order to manage natural gas dispatch and curtailments during periods of shortages of natural gas. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, we have tallied, on a daily basis, the total volume of natural gas needed to supply its uninterruptible demand.

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

            ENARGAS Resolution No. 1,410/10, published in the Official Gazette on October 4, 2010, established the new Procedure for Gas Applications, Confirmations and Control applicable to all parties within the natural gas industry, including natural gas distributors. This resolution made an impact on daily nominations, transportation and distribution of natural gas. Since October 1, 2010, when such procedures entered into force, we have tallied, on a daily basis, the total natural gas volume that is necessary to supply its uninterruptible demand.

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

          From 1999 to 2005, we purchased gas in the spot market, taking advantage of Executive Decree No. 1,020/95, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. From 2006 to 2011, we did not make any gas purchases in the spot market.

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

            The TGS system consists of three main pipelines: the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines: the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see Item 4: "-TGS Transportation Rights") provide for service over the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see Item 4: "-TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

            The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2011, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

            In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007, 2008, 2009, 2010 and 2011. See Item 4: "-Final Transportation Balance."

            Decree No. 180 and the regulations issued thereunder to date establish an investment system for basic infrastructure works through the creation of a trust fund to deal with gas transportation and distribution investments proposed within the scope of activities carried out by the transportation and distribution companies. Additional regulations were imposed by the Ministry of Planning Resolution No. 185/04 (published in the Official Gazette on April 20, 2004), which created a global program for the issuance of debt securities and/or equity securities in financial trusts with a view to natural gas distribution and transportation expansion and/or extension works. Meetings were carried out to consider a project proposed by the Energy Secretariat and the possible impact of such proposal on the current transportation and distribution system. Each of TGS and TGN were involved in an open bidding process under the terms of Resolution No. 185/04 to expand their transportation capacity by approximately 5% of their current total transportation capacity. This bid to expand their transportation capacity was approved by ENARGAS on June 16, 2004. As a result of the bidding process, TGS awarded us a firm transportation capacity of 159,459 CM/day from the Tierra del Fuego basin to the Province of Santa Cruz, which is to be used to supply our firm customers. This award became available in the second half of 2005. Furthermore, on May 31, 2011, pursuant to an irrevocable offer made by TGS to us in the open season bid No. 01/07, ENARGAS assigned to us 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, from June 1, 2011 to December 28, 2027.

            Overall Transportation Rights

            As of December 31, 2011, we had contracted for aggregate firm transportation capacity of 24.6 MMCM (868 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

            TGS Transportation Rights

            As of December 31, 2011, we had available firm transportation capacity with TGS of 22.07 MMCM (780 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquén, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See Item 4: "-Business Overview-Revenues-Processed Natural Gas Service."

            Our other contracts with TGS provide us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquén basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquén basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin; 0.10 MMCM (3 MMCF) of gas per day from the Neuquén basin; 0.51 MMCM (18 MMCF) of gas per day from the Neuquén basin; 0.035 MMCM (1.2 MMCF) of gas per day from the Province of Chubut; 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz; 0.01 MMCM (0.2 MMCF) from Neuquén basin to the city of Bahía Blanca in the province of Buenos Aires that expires in December 2009 but remains in effect pursuant to an automatic annual renewal clause; and 0.16 MMCM (6 MMCF) from Tierra del Fuego to the province of Buenos Aires that expires in June 2020.

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

            TGN Transportation Rights

            As of December 31, 2011, we had available firm transportation capacity with TGN of 2.54 MMCM (90 MMCF) of gas per day.

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

            On June 1, 1996, we contracted with TGN for 0.50 MMCM (18 MMCF) per day of firm transportation. The arrangement with TGN provides for two contracts, one being for 0.40 MMCM (14 MMCF) per day of firm transportation capacity for distribution and the other for 0.10 MMCM (4 MMCF). Both contracts expired in May 2006, but remain in effect pursuant to automatic annual renewal clauses.

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

            Other Transportation Rights

            We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquén basin for a period of seven years beginning November 1, 1994. This agreement assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and at 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain "ship-or-pay" obligations at a reduced rate. In January 2009, the agreement was further modified, assuring us a minimum of 1.5 MMCM (53 MMCF) of gas per day.

            Final Transportation Balance

          In order to face an estimated peak demand for non-interruptible service of approximately 23.6 MMCM (833 MMCF) per day, since 2006 we have contracted for an aggregate firm transportation capacity of 24.6 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during winter periods. Except for 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 96.5%, 92.1% and 95.8% for 2011, 2010 and 2009, respectively.

          Agreement with YPF S.A.

          Personnel Supply Agreement

        We entered into a Personnel Supply Agreement with YPF S.A. on January 16, 2009 for a renewable three year term. Pursuant to this agreement, YPF S.A. is required to provide highly trained personnel to our management. YPF S.A. is paid monthly for the costs it incurs while providing these services.

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

        Alternative energy sources, primarily fuel oil or gas oil for power plants and LPG for residential users and smaller commercial users, are currently substitutes for natural gas. For many years now, the abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. In order to enable us to achieve a higher load factor during the warmer months when residential demand is weaker, certain power plant users have agreed to take a minimum amount of gas transportation at discounts from maximum tariffs. Conversely, during the colder months, we and certain dual-fuel power plants in our service area agreed that we would deliver to such power plants a minimum volume of gas transportation on an interruptible basis. If we fail to meet our commitments, we will be required to refund a portion of the excess cost of fuel oil over the price of undelivered gas on an energy-equivalent basis.

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

        In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a "Temporary Centralized Dispatch" ("Procedimiento para el despacho de gas natural para la generación eléctrica"). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Consequently, it would impact our sales, which would increase if CAMMESA chooses power plants inside our service area and decrease if CAMMESA chooses plants outside of our service area. It would also impact our penalties, depending upon whether we comply with those deliveries or not. Although this program is voluntary, all of our power plant customers participate.

        Environmental and Safety Matters

        Our current operations are in substantial compliance with applicable laws and regulations related to health and safety, and to environmental protection. Aligned with this, and to ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, we are committed to complying with ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards. We were successfully audited in December 2011 and maintained our HSE Management System's certification. We are also constantly discussing ways in which we can reduce our greenhouse gas emissions and thus minimize our impact on climate change.

        We participated in the Latin-American Health and Safety Conference 2010, organized by ALASEHT (Asociación Latinoamericana de Seguridad e Higiene en el Trabajo), which took place in Rio de Janeiro, Brazil, and were awarded an honorable mention in recognition for our contribution to the prevention of occupational risks. Furthermore, Consolidar ART, performed a review of all the companies they have insured. As a result of this review, they gave us an award for "being the company with the highest performance in accident prevention".

        Insurance

        As of December 31, 2011, we maintained insurance coverage for third-party loss and casualty for up to U.S.$ 50 million. Our physical assets were insured for up to U.S.$ 76.4 million. We believe that our insurance coverage corresponds with standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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
            Term of Our License

            Our license, which has an original 35 year team, authorizes us to provide the public service of gas distribution. The Gas Act provides that we may apply to ENARGAS for a renewal of our license for an additional ten-year term upon expiration of the original 35-year term. At that time, ENARGAS is required to evaluate our performance and make a recommendation to the Argentine Government. We will be entitled to a ten-year extension unless ENARGAS proves that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees, and our license. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held in order to grant a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine Government by any third party. ENARGAS has not issued regulations regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our license term. See Item 4: "-The Gas Act and Our License-Expiration."

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

            Expansion

            Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to affect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities, but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. An initial resolution regulating expansions was issued by ENARGAS on July 22, 1993, and a new resolution was issued on October 9, 2009. These resolutions regulate the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from users or third parties. These resolutions require that the distributor prove the accuracy of its assertions when the distributor maintains that the expansion is economically infeasible and consequentially requires contributions from users or third parties. Subject to ENARGAS' approval, consumers may then contribute to construction of facilities deemed by the distributor to be economically unfeasible.

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

            Penalties and Revocation

            Our license established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines, and revocation of our license. See Item 4: "The Gas Act and Our License-Expiration." These penalties may be assessed by ENARGAS based on, among other considerations, the breach's magnitude or its effect on the public interest. Fines of up to U.S.$ 500,000 may be levied for multiple breaches of the License terms.

            Our license may only be revoked by the Argentine Government and then only upon ENARGAS' recommendation. Our license specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other case, the failure must be due to reasons attributable to us. The Argentine Government also may terminate our license if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (See Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our license, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our license without ENARGAS' approval. Additional events, which will result in the cancellation of our license, include a gross failure by us to make mandatory investments or to meet our other obligations under our license, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our license requires that we receive notice and an opportunity to cure before termination. The Argentine Government has issued Decree No. 1,834/02, which provides that, during the state of economic emergency declared by Law No. 25,561, neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us will cause the termination of our license. The economic emergency was extended in several opportunities but, pursuant to Law No. 26,729, the state of economic emergency expires on December 31, 2013. We cannot guarantee that the suspension of this provision of our license will remain in effect after that date.

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

On May 21, 2007, through Decree No. 571/07, the Argentine Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, 1,874/09, 1,038/10, 1,688/10 and 692/11. Consequently, a government appointed intervenor oversees ENARGAS. This intervention may affect our business area negatively in the immediate future.

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

            Current Tariffs

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars. Rather, they have been converted to Pesos at the rate of Ps. 1.00 per U.S.$ 1.00. Adjustments of tariffs, in order to reflect changes in price indexes of foreign countries, are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

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

The following is the list of resources, which comprise the fiduciary fund:

    tariff charges currently being applied to gas transportation and distribution users within all categories;
    special credit programs to be entered into with national and international institutions; and
    specific contribution amounts to be assigned to participants in the gas sector.

By December 2008, two Resolutions were issued, one by the MPFIPS (Resolution No. 1,451/08) regulating the fiduciary fund mentioned above and the other one by the ENARGAS (Resolution No. I/563/08) ordering the implementation of the fund. This last Resolution, included the tariff schedules for the fiduciary fund, which affected residential customers whose annual consumption was over 1,000 CM/year and some of the industrial customers (P3, FD, FT, ID and IT), it came into force on November 1, 2008.

On June 4, 2009, ENARGAS through Resolution No. 768 established that during the period May 1 and August 31, 2009, residential customers within our area whose categories were R31 and R32 (between 1,001 and 1,500 CM annual consumption), were exempted from paying the charges established by the Decree No. 2,067/08.

On August 18, 2009 ENARGAS issued Resolution No. 828/08 which extended until October 1, 2009 the exemption established by Resolution No. 768, and stipulated for residential customers R33 and R34 (more than 1,501 CM annual consumption) a subsidy of 100% for the consumption between June and July 2009 and 70% for the consumption of August and September 2009.

The provisions discussed in the preceding paragraphs were replicated on 2010 by Resolution No. 1,179/10 ENARGAS and on 2011 by Resolution No 1,707/11.

On November 8, 2011, ENARGAS issued Resolution I/1,982/11, effective December 1, 2011, containing new tariffs relating to the Trust Fund for Gas Imports and extending the application of the charge to all customers' categories. In addition to this, ENARGAS issued some complementary Resolutions that, detailed the residential geographical areas which will be losing the subsidy, established on the preceding resolutions, because they are considered to have high purchasing power. In order to soothe the increases, this resolution also established a flat fee for the trust fund charge to avoid consumption peaks so users do not suffer significant variations on their invoices especially during the winter months.

What is more, in accordance with Exhibit III of this Resolution, there is a group of customers, mostly industrial costumers that will lose their subsidy immediately due to the type of activity they realize.

The whole charge collection will be used by ENARSA to fund imported gas. Finally, on December 28, 2011 Law No. 26,728 approving the National Administration Budget for 2012 was published in the Official Gazette. The 2012 Budget contemplates the creation of two new charges to be invoiced, collected and settled by natural gas transporting companies and distributors so as to finance, guarantee, pay and/or repay investments, taxes and related expenses corresponding to the Northeast Pipeline and other national gas pipelines, regional gas pipelines, among others. Regulations relating to the 2012 Budget have not yet been issued. Therefore, we cannot estimate the impact, if any, such law and/or regulations may have on our operations.

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2011 for each class of service:

        Maximum Tariffs at December 31, 2011
	Maximum Tariffs as of December 31, 2011
	City of Buenos Aires Province of Buenos Aires
	(in Pesos)
Residential(a) R1, R2-1st and R2-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R2-3rd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.156451	0.160251
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R3-1st and R3-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.197401	0.201201
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) , R3-3rd and R3-4th (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.247389	0.251189
Minimum invoice	$/invoice	13.075555	13.207094
General Service P1 and P2 (CS) (e):
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.145355	0.148524
1,001-9,000 CM(c)	$/CM	0.136388	0.139511
>9,000 CM(c)	$/CM	0.127422	0.130499
Minimum invoice	$/invoice	12.950560	13.032459
General Service P3 (CS) (e):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.217950	0.221120
1,001 - 9,000 (c)	$/CM	0.208983	0.212107
> 9,000 (c)	$/CM	0.200017	0.203095
Minimum charge	$/invoice	12.950560	13.032459
Subdistributors (CS):
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
General Service P3 (D&T) (f):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.039414	0.042583
1,001 - 9,000 (c)	$/CM	0.030447	0.033570
> 9,000 (c)	$/CM	0.021481	0.024558
Minimum invoice	$/invoice	12.950560	13.032459
General Service (D&T):
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.0066910	1.0289920
0-5,000 CM(c)	$/CM	0.015288	0.016868
>5,000 CM(c)	$/CM	0.009462	0.011012
Large Volume Firm Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.011105	0.012665
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.003978	0.005501
Large Volume Interruptible Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.033023	0.035181
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.025895	0.028017
CNG Firm (D&T):
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM	0.004049	0.006363
Demand charge (d)	$/CM per day	0.621027	0.621027
CNG Interruptible (D&T):
Customer charge (b)	$/invoice	11.012049	11.068813
All consumption	$/CM	0.022271	0.024585

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

            Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps. 1.00 to U.S.$ 1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine Government should renegotiate public utility services agreements affected by the pesification. The pesification and freezing of our tariffs violate express provisions of our license.

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
  our profitability.

The Emergency Law, originally set to expire in December 2003, was extended on multiple occasions to December 31, 2013. As a consequence, the renegotiation terms for licenses and concessions of utility services also were extended.

Considering our financial situation and the fact that on January 6, 2012 the Public Emergency Law had been in force for 10 years on December 29, 2011, we filed a judicial claim against the Argentine Government for damages caused by the breakdown of the financial economic conditions established in our gas distribution license, as well as a pre-litigation claim, which was presented to MPFIPS with a copy to the Ministry of Economy to the same effect.

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

During 2002 and 2003, although we (i) strictly complied with the submission of all information required, (ii) the very reports made by CRC and UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and (iii) licensees, including us, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submission of information) of such renegotiation process.

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

On May 15, 2008, we received a new proposal from UNIREN, which contained some changes in respect of the last proposal sent by us in August 27, 2007 but continued to include the legal claim clauses mentioned above. We answered this proposal in July 2008. On August 11, 2008, UNIREN replied to our July 2008 proposal.

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

After various rounds of negotiation, we signed a transition agreement with UNIREN on September 22, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as of September 2008). In addition, during June 2010, we sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Transition Agreement.

The Transition Agreement stipulates that residential customers with consumption of up to 800 CM/year will not have any increase in tariffs (currently 62% of our customers and 25% of our sales volume fall into this category). Additionally, tariff increases will be applied to charges per unit of consumption and reserve capacity charges but will not be applied to either fixed charges or minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that we are authorized to charge are to be adjusted by 25%. Once the tariffs are published, we will obtain an estimated increase of 22% of our distribution margin, which will lower the impact on our customers' invoices. We estimate that the transportation and distribution tariff increase will represent an increase of about 6% to 10% in the tariffs paid by our residential customers, 9% to 11% in the tariffs paid by commercial and industrial customers and 2% to 14% in the tariffs paid by our CNG and large customers.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control our background and the tariff schedules which would result from the executed Transition Agreement.

On December 16, 2009, UNIREN sent us a letter that sought to enhance the understanding by all parties to the terms of the license renegotiation.

In June 2010, we sent ENARGAS and UNIREN the support documentation disclosing investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Transition Agreement requests.

On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, our claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting our need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

However, after one of our shareholders lost an international appeal against the Argentine government relating to the tariff freeze (as further described below in "Operating and Financial Review and Prospects - (ii) Freezing of our tariffs"), on January 18, 2012, we received Note No. 12 from UNIREN requesting us to resume the renegotiation of the Gas Distribution License. Since then, UNIREN and us have been meeting and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, no consensus that satisfies the interests of the Argentine Government, our interests as well as the interest of our shareholders has been reached.

Consequently, as of December 31, 2011, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS. Additionally, we have complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A., such as the signing of the letter of understanding between both parties on March 22, 2010, which was sent to ENARGAS and MPFIPS for informational purposes. Afterwards, on March 14, 2011, the trust fund contract was approved by the fiduciary and was sent to ENARGAS and UNIREN for their approval, but, as of the date of issuance of this annual report, we have not received an answer. It is worth mentioning that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law.

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

            Under the Argentine model, distribution tariffs may be adjusted by the X Efficiency Factor and the K Investment Factor (both of which were set at zero for the initial five-year period). Based on the regulatory theory that distribution tariffs should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the distribution company, the inclusion of an efficiency factor results in a mandatory decrease in distribution tariffs on the assumption that operating efficiencies will decrease the distribution companies' costs each year. The inclusion of the X Efficiency Factor in the pricing system provides the distribution company with an incentive to cut costs. If the distribution company is able to decrease costs faster than the rate implied by the X Efficiency Factor, the savings become increased profits; if the distribution company is unable to meet or exceed this rate, the shortfall reduces its profits. The adjustment to account for efficiencies is proposed by ENARGAS, using specific plans for efficiency improvements submitted by us and taking into account both the expected cost savings and the investment required for the implementation of such plans. ENARGAS is required to propose the X Efficiency Factor as it applies to us not later than 12 months prior to the commencement of the five-year period for which it is to apply following which proposal we have a four-month period in which to respond to ENARGAS. A final X Efficiency Factor is to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

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

          Changes in Regulations

On October 4, 2010 ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Since October 1, 2010, when such Procedure entered into force, we have tallied, on a daily basis, the total volume of natural gas needed in accordance with the Procedure to supply its non-interruptible demand. See Item 4-Commercial Contracts-Natural Gas Purchase Contracts.

Resolution 172/12 of the Secretariat of Energy, published in the Official Gazette on January 5, 2012, extended the effects and enforceability of Resolution No. 599/07 issued by the same organism allocating natural gas volumes per basins considering destinies and ultimate consumers. (See "Item 5 - Operating and financial review and prospects - Effects of the Agreement with Gas Producers 2007-2011")

        Electronic Gas Market Opening

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

On March 18, 2005, our Board of Directors approved the creation of a new company, MetroENERGÍA S.A., or MetroENERGÍA, which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroENERGÍA and own 95% of its capital stock and BG Argentina and YPF own 2.73% and 2.27% of MetroENERGÍA's capital stock respectively.

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

    During 2011, Argentine inflation measured by CPI increased by 9.5% as compared to the 10.9% increase in 2010 and the wholesale price index rose by 12.7% as compared to the 14.6% increase in 2010. Additionally, the GDP increased by 9.3% in 2011, as compared to the 9.2% increase reported for 2010.

    The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002 and devalued between 1% and 3% from 2003 to 2007. Recently, the Peso devalued by 10% against the U.S. dollar in 2009, 2008 and 2007, in each case compared to the immediately preceding years, by 5% in 2010 compared to 2009 and 8% in 2011 compared to 2010.

    The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2011	2010	2009	2008	2007
Gross domestic product growth (annual %)	9.3	9.2	0.9	6.8	8.7

    __________

    Source: INDEC, Banco Nación.

    The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2011	2010	2009	2008	2007
Wholesale price index (annual % change)	12.7	14.6	10.3	8.9	14.4
Consumer price index (annual % change)	9.5	10.9	7.7	7.2	8.5

    __________

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

              In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

              After various rounds of negotiation, we signed a Transition Agreement with UNIREN on October 1, 2008 (the "Transition Agreement"), which was approved by our Shareholders on October 14, 2008. The Transition Agreement was then sent to UNIREN in order to obtain Executive Power approval. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Transition Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: "Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs" for more details on the Transition Agreement. In addition, during June 2010 we sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Transition Agreement.

              In September 2009, ENARGAS submitted to MPFIPS sub-secretary of Coordination and Management Control our background and the tariff schedules which would result from the executed Transition Agreement. Furthermore, on December 16, 2009, UNIREN sent us a revised letter of understanding containing the latest proposal for the license renegotiation. It contains some changes regarding form issues, but maintains the requirement that both our direct and indirect shareholders must suspend any and all claims or actions brought by them against the Argentine Government relating to the tariff freeze.

              On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, MetroGAS terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, our claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the our proposed tariff schedules even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting the Company's need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

              However, after one of our shareholders lost an international appeal against the Argentine government relating to the tariff freeze, on January 18, 2012, we received Note No. 12 from UNIREN requesting the company to resume the renegotiation of the Gas Distribution License. Since then, we have been meeting and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, no consensus that satisfies the interests of the Argentine Government, our interests as well as the interest of our shareholders has been reached.

              Consequently, as of December 31, 2011, the Company has neither recorded nor invoiced the effects of the Transition Agreement. It is important to highlight that, even if ENARGAS were to issue our proposed tariff schedules, since we have not yet signed a renegotiation agreement with UNIREN, all amounts we receive from customers as a result of the tariff increases established under the Transition Agreement are to be deposited into a trust fund, which funds are to be applied by us to future investments in gas infrastructure projects, with the prior approval of ENARGAS. Additionally, we have complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A., such as the signing of the letter of understanding between both parties on March 22, 2010, which was sent to ENARGAS and MPFIPS for informational purposes. Afterwards, on March 14, 2011, the trust fund contract was approved by the fiduciary and was sent to ENARGAS and UNIREN for their approval, but, as of the date of issuance of this annual report, we have not received an answer. It is worth mentioning that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law.

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

              Elimination of access to financing

              Another factor that adversely affected our results of operations and financial position was the elimination of access to financing. Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern" and Item 5: "-Liquidity and Capital Resources."

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

              Reorganization Proceeding (concurso preventivo)

The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization proceeding generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the filing to commence a reorganization proceeding, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

Our management is taking a variety of measures to mitigate the impact of the current financial situation, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control our expenditures;
  requiring additional capital contributions from shareholders;
  renegotiating payment conditions with our principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

Even though we are taking the measures mentioned above, our future remains highly uncertain.

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
              the uncertainty generated by the timing and outcome of the reorganization proceeding (concurso preventivo) filed by us on June 17, 2010 in an Argentine court; and
              the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

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

          Since the 2007 winter period, both the Secretariat of Interior Commerce and the Energy Secretariat increased their intervention in the operations of our business. Aiming to guarantee natural gas supply to non-interruptible customers, the interventions have focused on restrictions of the supply of natural gas to certain industrial and power plants customers. On May 12, 2008, the Energy Secretariat issued a note to Compañía Administradora del Mercado Mayorista Eléctrico S.A., ("CAMMESA"), the entity that administers Argentina's wholesale electricity market, authorizing CAMMESA to redirect natural gas volumes to a different power plant customer from the one contractually entitled to such volumes with the goal to allocate available natural gas volumes in the most efficient manner.

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

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed gradual tariff increases between 2012 and 2018 that will reach tariff levels that are approximately 440% higher than the current tariffs in Argentine Pesos, and
    Inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.
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
          Revenue recognition and accounts receivable

          Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2011, 2010 and 2009 amounted to Ps. 33.6 million, Ps. 31.8 million and Ps. 16.6 million, respectively.

          We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables including the age and financial condition of our customers. The allowance for doubtful accounts as of December 31, 2011, 2010 and 2009 amounted to Ps. 17.0 million, Ps. 21.9 million and Ps 17.4 million, respectively.

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

Impairment Test for Fiscal Year Ended December 31, 2011

For the fiscal year ended December 31, 2011, we identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the estimated discounted cash flows were higher than the carrying amount of such fixed assets, we determined that the assets were not impaired.

In addition, for the fiscal year ended December 31, 2011, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC Topic 360-10. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated undiscounted future cash flows expected to be generated by such assets and determined that the assets were not impaired. With respect to the material assumptions used in performing such impairment test, taking into account (i) the nature, timing and extent of our tariff renegotiation process with the Argentine National Government, (ii) the erosion of our operating profit resulting from increases in our operating costs (which in turn are the result of inflationary pressures and cannot be recovered through tariff adjustments due to the current tariff freeze), (iii) an analysis of how actual results have compared to our projections for prior periods, (iv) last experiences of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who had its renegotiation agreement approved by the Argentine Executive Branch on April 10, 2006 (which was subsequently implemented by ENARGAS on April 9, 2007 and October 10, 2008) and has now begun its full rate tariff review and (v) the status of our current negotiations with the Argentine National Government, we assembled two different scenarios using a probability-weighted approach which considered the likelihood of each possible outcome in accordance with ASC Topic 360-10-35. As further described below, each of these scenarios contemplates different assumptions and we assigned a probability of occurrence to each cash flow projection based on current, factual information. Additionally, all cash flow projections have been prepared taking into consideration the remaining term of our gas license, which does not exceed the residual useful life of our long-lived assets.

Below find a summary of the material assumptions of the different cash flow scenarios as well as the probability assigned to each:

  Scenario 1: The principal assumption in this scenario is that we would successful comply with a court-ordered reorganization plan, including the refinancing of all of our outstanding debt obligations on acceptable terms. This scenario further assumes we would reach an acceptable agreement with the Argentine National Government.

Within this scenario, we considered three different possible cash flows associated with the magnitude of the tariff increases expected as described below. We assigned a portion of the probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.
    Base Case: This cash flow assumes that we would reach tariff levels similar to those currently being applied by Gas Natural Ban and then gradual tariff increases to reach, by 2018, tariff levels equivalent in U.S. Dollars to those in force in 2001 by us in Argentina before the pesification.
    Pessimistic Case: This cash flow assumes that we would only reach tariff levels similar to those currently being applied by Gas Natural Ban and an integral tariff review.
    Optimistic Case: This cash flow assumes that we would gradually reach, by 2018, tariff levels comparable to those in South America, particularly comparable to tariff levels in Brazil and Chile.

We assigned a probability of occurrence of 85% to this cash flow scenario based on: (a) the execution of the Transition Agreement; (b) the recent experiences of another gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who, as noted above, not only has executed a renegotiation agreement with the Argentine National Government but also had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs; (c) our current regulatory framework, which includes the Gas Act and the above-mentioned rules relating to gas tariffs; and (d) the renegotiation agreements signed by all other gas distribution companies, except for us and one other gas distribution company, which agreements permit the parties thereto to begin a full rate tariff review and establish (i) a semi-annual tariff review in order to adjust tariffs to the general cost index variation whenever such index varies by more than 5% and (ii) a five-year tariff review similar to the five year tariff review contemplated by our gas license (see Item 4 "Information on the Company - Business Overview - Regulatory Framework - ENARGAS - Tariffs").
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

We assigned a probability of occurrence of 15% to this cash flow scenario based on our 11-year experience with past delays in our tariff renegotiation process with the Argentine National Government.

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

As of December 31 2011, 2010 and 2009, no impairment losses were recognized under both U.S. GAAP and Argentine GAAP, as both the undiscounted and discounted cash flows of our long-lived assets were higher than the carrying amount of such assets.
          Provision for allowances and contingencies

          We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2011, 2010 and 2009, amounted to Ps. 28.7 million, Ps. 21.8 million and Ps. 14.3 million, respectively. The contingencies reserve for the GCBA turnover tax as of December 31 2011, 2010 and 2009, amounted to Ps. 18.8 million, Ps. 16.7 million and Ps. 7.0 million, respectively. The contingencies reserve for rates and charges as of December 31, 2011, 2010 and 2009 amounted to Ps. 23.4 million, Ps. 22.3 million and Ps. 21.3 million, respectively. The contingencies reserve for GCBA fines as of December 31, 2011, 2010 and 2009 amounted to Ps. 2.5, Ps. 2.4 million and Ps. 0.8 million, respectively. The contingencies reserve for interpretive disagreements with regulatory authorities as of December 31, 2011, 2010 and 2009, amounted to Ps. 10.8 million, Ps. 9.2 million and Ps. 22.7 million, respectively. The contingencies reserve for other matters as of December 31, 2011, 2010 and 2009, amounted to Ps. 6.8 million, Ps. 6.7 million and Ps. 4.7 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 6.7 million, Ps. 8.8 million and Ps. 7.5 million as of December 31, 2011, 2010 and 2009, respectively.

          Other long-term receivables

          We have recorded an asset of Ps. 108.6 million, Ps. 98.1 million and Ps. 113.2 million under the line item other non current receivables at December 31, 2011, 2010 and 2009, respectively, for the value of the discounted credits related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No. 24,076 (Sect 41) and Decree No. 2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication filed by us, the Ministry of Economy's Legal Affairs Department commented favorably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

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

          Deferred income tax

          We recorded substantial losses in 2002, the year of the initial onset of the economic crisis in Argentina, and such losses resulted in a tax loss carry forward. The ultimate realization of the tax loss carry forward is dependent upon the generation of future taxable income during the periods in which the tax loss carry forward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carry forward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations.

          In addition, under U.S. GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred tax assets. As described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2011, 2010 and 2009, under U.S. GAAP, we recorded a valuation allowance of Ps. 22.8 million, Ps. 2.5 million and Ps. 79.1 million, respectively against our tax loss carry forwards and certain of our other deferred tax assets. However, under Argentine GAAP, we have not recorded a valuation allowance.

          Minimum presumed income tax

          We have also recorded an asset (net of its fair value discount) of Ps. 117.2 million, Ps. 101.9 million, and Ps. 87.4 million at December 31, 2011, 2010 and 2009, respectively for the value of our tax credit related to our tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

          Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on its present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, we recorded Ps. 1.1 million and Ps. 1.4 million as the discount value of our minimum presumed income tax credits for the years ended December 31, 2010 and 2009, respectively. We did not record any such discount value as of December 31, 2011. For U.S. GAAP purposes, those adjustments were reversed.

          Additionally, under Argentine GAAP, based on our tax projections and the ten-year legal availability of the credit, a valuation allowance for our minimum presumed income tax credits, which amounts to Ps. 41.2 million as of December 31, 2011 and Ps. 21.1 million as of December 31, 2010 and 2009, was recognized. Under U.S. GAAP, as described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2011, 2010 and 2009, we recorded a valuation allowance of Ps. 117.2 million Ps. 102.2 million and Ps. 88.9 million for our minimum presumed income tax credits. See Item 18: "Financial Statements."

          Effect of new accounting pronouncements

The CNV issued Resolution No. 562/09, adopting FACPCE Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")". In summary, this resolution states that:

  All entities within the public offering regime of Law No. 17,811 are required to apply IFRS when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.
  Entities who had, pursuant to Argentine GAAP, been exercising the option to inform the deferred tax liability resulting from the inflation adjustment, in a note to the financial statements rather than in their actual financial statements, would now be required to record the accounting recognition of such liability against Retained Earnings. At their shareholders' direction, this recognition is to be carried out once at the closing of any intermediate or annual period up to the IFRS transition date. Only once, our shareholders at the general shareholders' meeting will be able to charge the amount from Retained Earnings to items in common stock neither represented by shares nor represented by Reserved Earnings. We have chosen to continue to address such deferred tax liability in a note to our financial statements and will recognize the effect of that liability before our IFRS implementation plan.

On January 24, 2012 the CNV issued Resolution No. 600 extending the date for the adoption of IFRS by one year to December 31, 2013 for gas transport and distribution companies as well as their controlling companies. Consequently, we must adopt IFRS by January 1, 2013. On February 17, 2012, the FACPCE issued Resolution MD No. 669/12 confirming CNV Resolution No. 600.

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

      Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, pwc, issued a report dated April 26, 2012 on our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under the outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. As of the date of this annual report, it is not possible to predict the outcome of this reorganization proceeding. These circumstances raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

        Results of Operations for the Years Ended December 31, 2011 and 2010

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2011:

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	231.6	312.8	359.4	257.4	1,161.2
Gross profit	54.9	97.1	99.3	51.5	302.8
Operating (loss) income	(14.0)	21.1	16.4	(32.5)	(9.0)
(loss) Income before income tax	(33.2)	15.6	10.5	(57.3)	(64.4)
Net (loss) income	(26.3)	8.6	5.2	(60.6)	(73.1)

          Gross Sales

          Our consolidated gross sales for the year ended December 31, 2011 increased by 3.3%, to Ps.  1,161.2 million compared to Ps. 1,123.9 million in 2010. The increase in sales during 2011 resulted primarily from increases in our sales to residential customers, and to MetroENERGÍA's sales on its own behalf.

          Sales to residential customers increased by 4.5% from Ps. 515.3 million during 2010 to Ps. 538.4 million in 2011, mainly due to an increase of 3.4% in volumes delivered during the year ended December 31, 2011 compared to the previous year.

          Our sales of natural gas to industrial, commercial, and governmental customers decreased by 2.3% to Ps. 86.9 million in 2011 from Ps. 89.0 million during 2010 mainly due to a decrease in the average prices of natural gas partially offset by a 2.2% increase in gas volumes delivered thereto. Sales of transportation and distribution services to this same customer category increased by 1.6% from Ps. 64.9 million in 2010 to Ps. 65.9 million during the year ended December 31, 2011, as a result of the increase in average prices, which was only partially offset by a 0.7% decrease in volumes delivered.

          Additionally, sales of transportation and distribution service to power plants decreased by 1.5% to Ps. 87.0 million in 2011 from Ps. 88.3 million during 2010, due to a decrease in the average prices of said services partially offset by a 8.2% increase in gas volumes delivered.

          Sales of transportation and distribution service to CNG decreased by 1.6% from Ps. 36.7 million during 2010 to Ps. 36.1 million during 2011, mainly due to a decrease in the average prices of said services as a consequence of the lower reserved capacity contracted in 2011 compared to 2010.

          Sales of processed natural gas increased 12.2% during the year ended December 31, 2011 compared to the previous year, mainly due to an increase in the average prices of processed natural gas.

          MetroENERGÍA's gas and transportation sales on its own behalf increased by 3.8% from Ps. 222.7 million during 2010 to Ps. 231.2 million during 2011, mainly because of an increase in average price of natural gas, partially offset by a decrease of 6.8% in gas volumes delivered. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 716.6 MMCM during 2011 compared to 768.5 MMCM during 2010.

          Commissions for operations carried out by MetroENERGÌA on behalf of third parties increased to Ps. 16.9 million during 2010 from Ps. 12.1 million during 2010, mainly because of the increase in the average price of natural gas.

          The table below sets forth our sales by customer category for the years ended December 31, 2011 and 2010, and the percentage of sales represented by sales to each class of customer:

	Sales
	Year Ended December 31, 2011	% of Sales	Year Ended December 31, 2010	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	538.4	46.4	515.3	45.9
Industrial, commercial and governmental	86.9	7.5	89.0	7.9
Subtotal	625.3	53.9	604.3	53.8
Transportation and distribution Service only
Power plants	87.0	7.5	88.3	7.9
Industrial	66.0	5.7	64.9	5.8
Compressed natural gas	36.1	3.1	36.7	3.3
Subtotal	189.1	16.3	189.9	17.0
Processed natural gas	54.7	4.7	48.8	4.3
Other gas sales and transportation and distribution services	44.0	3.7	46.1	4.1

MetroENERGÍA
Sales on their own behalf	231.2	19.9	222.7	19.7
Selling commission	16.9	1.5	12.1	1.1
Total	1,161.2	100.0	1,123.9	100.0

          The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2011 and 2010 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2011			Year Ended December 31, 2010
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	2,006.8	70,869.1	24.3	1,940.7	68,533.8	24.6
Industrial, commercial and governmental	479.4	16,929.8	5.8	469.0	16,563.7	6.0
Subtotal	2,486.2	87,798.9	30.1	2,409.7	85,097.5	30.6
Transportation and distribution services only
Power plants	3,649.6	128,883.8	44.2	3,373.0	119,116.9	42.8
Industrial	829.0	29,275.7	10.0	834.6	29,473.7	10.6
Compressed natural gas	554.2	19,571.3	6.9	553.6	19,551.1	7.0
Subtotal	5,032.8	177,730.8	60.7	4,761.2	168,141.7	60.4
Processed natural gas	145.4	5,134.7	1.8	141.3	4,990.0	1.8
Other gas sales and transportation and distribution services	595.4	21,026.3	7.2	570.6	20,149.5	7.2
Total delivered volume by MetroGAS	8,259.8	291,690.8	100.0	7,882.8	278,378.7	100.0
Total delivered volume by MetroENERGÍA on own behalf	716.6	25,306.4	100.0	768.5	27,138.9	100.0

          Operating Costs

          Our operating costs increased by 5.9% to Ps. 858.4 million during 2011 from Ps. 810.7 million in 2010. This increase was primarily a result of (i) an increase in our gas transportation costs, (ii) an increase in our payroll and social security contributions due to an increase in salaries in 2011 compared to 2010, (iii) an increase in repair and maintenance costs and (iv) an increase in fees for sundry services, partially offset by lower depreciation and higher capitalization of operating costs in fixed assets. Our purchases of natural gas increased by 4.9% from Ps. 404.8 million during 2010 to Ps. 424.6 million during 2011 due to an increase in purchased gas volumes from MetroENERGÍA. During 2011, 3,093.3 MMCM were acquired by us and 465.5 MMCM were acquired by MetroENERGÍA, representing an increase of 0.6% compared to the gas volumes purchased in 2010.

          Gas transportation costs increased by 5.0% during 2011 compared to 2010, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement. During the year ended December 31, 2011, the Company capitalized Ps. 8.5 million in operating costs compared to Ps. 6.3 million in 2010, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

          The table below sets forth our operating costs by class of cost for 2011 and 2010 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2011	% of Total Operating Cost	Year Ended December 31, 2010	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	424.6	49.5	404.8	49.9
Gas transportation service	229.0	26.7	218.1	26.9
Fixed assets depreciation	64.8	7.5	69.0	8.5
Payroll and social security contributions	78.3	9.1	64.8	8.0
Operations and maintenance	35.2	4.1	30.6	3.8
Sundry materials	6.0	0.7	4.4	0.5
Fees for sundry services	18.4	2.1	16.2	2.0
Other operating costs	10.7	1.3	9.1	1.1
Capitalization of operating costs (i)	(8.5)	(1.0)	(6.3)	(0.7)
Total	858.4	100.0	810.7	100.0

          __________

          (i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

          Administrative Expenses

          Our administrative expenses increased by 28.2% to Ps. 158.7 million in 2011 from Ps. 123.8 million in 2010. This increase was mainly due to: the increase in payroll and social contributions, relating primarily to a 29% salary increase granted to employees in 2011, an increase in fixed assets maintenance, an increase in professional fees, as well as higher charge for the contingency provision, tax, of rates and surcharges and of insurance costs.

          The table below sets forth our administrative expenses by class of expense for 2011 and 2010 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2011	% of Total Administrative Expenses	Year Ended December 31, 2010	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	69.2	43.6	55.9	45.2
Taxes, rates and contributions	18.2	11.5	16.0	12.9
Fees for professional services	16.9	10.7	12.9	10.4
Fees for sundry services	1.0	0.6	1.0	0.8
Insurance	5.6	3.5	3.5	2.8
Fixed assets depreciation	7.1	4.5	5.5	4.4
Fixed assets maintenance	17.8	11.2	10.4	8.4
Contingency provision	12.1	7.6	9.4	7.7
Other administrative expenses	10.8	6.8	9.2	7.4
Total	158.7	100.0	123.8	100.0

          Selling Expenses

          Our selling expenses increased by 15.2% to Ps. 153.1 million during 2011, from Ps. 132.8  million during 2010, mainly due to the increase in payroll and social contributions relating primarily to a 29% salary increase granted to employees in 2011, the increase in fees for sundry services primarily resulting from an increase in metering and billing procedure costs, an increase in tax, rates and surcharges as a result of the increase in the gross receipt tax, as a consequence of the of the gross sales increase in 2011 compared to 2010 and an increase in postage, telephone and fax expenses, which in turn primarily resulted from, an increase in the cost of our invoice distribution services, partially offset by a decrease in our allowance for doubtful accounts.

          The table below sets forth our selling expenses by class of expense for 2011 and 2010 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2011	% of Total Selling Expenses	Year Ended December 31, 2010	% of Total Selling Expenses

	(in millions of Pesos, except percentages)
Payroll and social security contributions	63.7	41.6	50.3	37.9
Doubtful accounts	(1.8)	(1.2)	7.0	5.3
Fees for sundry services	19.9	13.0	13.7	10.3
Advertising and publicity	1.5	1.0	1.1	0.8
Bank expenses and commissions	7.2	4.7	6.5	4.9
Taxes, rates and contributions	47.2	30.8	42.1	31.7
Postage, telephone and fax	12.7	8.3	10.0	7.5
Other selling expenses	2.7	1.8	2.1	1.6
Total	153.1	100.0	132.8	100.0

          Financing and Holding Results

          During the year ended December 31, 2011, a financial and holding loss of Ps. 62.4 million was recorded compared to a loss of Ps. 149.3 million recorded in 2010. Such variation in financial and holding results was mainly due to the decrease of Ps. 33.1 million in interest charged on financial operations compared to 2010, to the reversal of our discount of long term financial debt results recorded in 2010 of Ps. 48.0 million as a consequence of our filing of a petition to commence a reorganization proceeding (concurso preventivo), to the decrease of Ps. 30.6 million in the discount of long-term other receivables as a consequence of the changes in the assumptions used in our present value asset estimation during 2010 based on the delay in our license renegotiation process with the Argentine government, partially offset by the increase of Ps. 32.2 million in the exchange loss recorded during 2011 due partially to increased volatility in the U.S. dollar/Argentine peso exchange rate.

          Other Income, Net

          Other income net for the year ended December 31, 2011 amounted to Ps. 7.2 million compared to Ps. 8.6 million in 2010.

          Income Tax

          During the year ended December 31, 2011, we had a Ps. 8.8 million income tax loss compared to a gain of Ps. 12.8 million in the previous year. This variation reversal was mainly due to an increase in the valuation allowance for minimum presumed income tax, and to the lower gain generated by us in the 2011 compared to 2010, partially offset by the lower charge generated by MetroENERGÍA during the present year compared to the previous year.

          Net loss

        Our net loss totaled Ps. 73.1 million during 2011, compared to Ps. 71.7 million in 2010. This increase in our net loss was mainly a result of the decrease in our financing and holding results, partially offset by an increase in our gross sales.

        Results of Operations for the Years Ended December 31, 2010 and 2009

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2010:
	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	225.7	293.3	351.1	253.8	1,123.9
Gross profit	65.2	90.0	95.9	62.0	313.1
Operating income (loss)	17.5	25.5	19.6	(6.1)	56.5
Income (loss) before income tax	(14.3)	(31.7)	(2.7)	(35.8)	(84.5)
Net income (loss)	(15.1)	(23.3)	(4.9)	(28.4)	(71.7)

          Gross Sales

          Our consolidated gross sales for the year ended December 31, 2010 increased by 4.6%, to Ps. 1,123.9 million compared to Ps. 1,074.2 million in 2009. The increase in sales during 2010 resulted primarily from the increase in MetroENERGÍA's sales traded on its own behalf from Ps. 184.4 million in 2009 to Ps. 222.7 million in 2010.

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

          Processed natural gas sales remain constant during the year ended December 31, 2010 compared to the previous year, primarily as a result of the 2.2% increase in gas volumes delivered partially offset by a decrease in the average price of processed natural gas.

          MetroENERGÍA's gas and transportation sales on its own behalf increased by 20.8% from Ps. 184.4 million during 2009 to Ps. 222.7 million during 2010, mainly because of a 28.1% increase in volumes delivered and an increase in the average price of natural gas. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 768.5 MMCM during 2010 compared to 600.1 MMCM during 2009.

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

          The table below sets forth our sales by customer category for the years ended December 31, 2010 and 2009, and the percentage of sales represented by sales to each class of customer:
	Sales
	Year Ended December 31, 2010	% of Sales	Year Ended December 31, 2009	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	515.3	45.9	522.5	48.6
Industrial, commercial and governmental	89.0	7.9	81.4	7.6
Subtotal	604.3	53.8	603.9	56.2
Transportation and distribution Service only
Power plants	88.3	7.9	80.8	7.5
Industrial	64.9	5.8	59.2	5.5
Compressed natural gas	36.7	3.3	37.8	3.5
Subtotal	189.9	17.0	177.8	16.6
Processed natural gas	48.8	4.3	48.8	4.5
Other gas sales and transportation and distribution services	46.1	4.1	43.5	4.0

MetroENERGÍA
Sales on their own behalf	222.7	19.7	184.4	17.2
Selling commission	12.1	1.1	15.9	1.5
Total	1,123.9	100.0	1,074.2	100.0

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

          Operating Costs

          Our operating costs increased by 5.3% to Ps. 810.7 million during 2010 from Ps. 769.6 million in 2009. This increase was primarily as a result of (i) an increase in our gas and transportation costs, (ii) an increase in our payroll and social security contributions, and (iii) an increase in repair and maintenance costs.

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

          The table below sets forth our operating costs by class of cost for 2010 and 2009 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2010	% of Total Operating Cost	Year Ended December 31, 2009	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	404.8	49.9	387.7	50.4
Gas transportation service	218.1	26.9	213.9	27.8
Fixed assets depreciation	69.0	8.5	67.4	8.7
Payroll and social security contributions	64.8	8.0	50.8	6.6
Operations and maintenance	30.6	3.8	22.3	2.9
Sundry materials	4.4	0.5	4.5	0.6
Fees for sundry services	16.2	2.0	15.4	2.0
Other operating costs	9.1	1.1	12.6	1.6
Capitalization of operating costs(i)	(6.3)	(0.7)	(5.0)	(0.6)
Total	810.7	100.0	769.6	100.0

          __________

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

          The table below sets forth our administrative expenses by class of expense for 2010 and 2009 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2010	% of Total Administrative Expenses	Year Ended December 31, 2009	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	55.9	45.2	44.5	45.5
Taxes, rates and contributions	16.0	12.9	10.8	11.1
Fees for professional services	12.9	10.4	6.2	6.3
Fees for sundry services	1.0	0.8	1.4	1.4
Insurance	3.5	2.8	2.9	3.0
Fixed assets depreciation	5.5	4.4	3.9	4.0
Fixed assets maintenance	10.4	8.4	10.4	10.6
Contingency provision	9.4	7.7	10.4	10.6
Other administrative expenses	9.2	7.4	7.2	7.5
Total	123.8	100.0	97.7	100.0

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

          Financing and Holding Results

          During the year ended December 31, 2010, a financial and holding loss of Ps. 149.3 million was recorded compared to a loss of Ps. 170.8 million recorded in 2009. Such variation in our financial and holding results year-over-year was mainly due to the decrease of Ps. 36.6 million in interest charged on financial operations, the reversal of our discount of long term financial debt results since we recorded a Ps. 29.5 million discount in 2010 as a consequence of our filing a petition to commence a reorganization (concurso preventivo), and the Ps. 52.2 increase in our exchange loss due partially to increased volatility in the U.S. dollar/Argentine peso exchange rate, partially offset by the increase of Ps. 32.8 million in the discount of long-term other receivables as a consequence of the changes in the assumptions used in our present value asset estimation based on the delay in our license renegotiation process.

          Other Income, Net

          Other income net for the year ended December 31, 2010 increased by Ps. 8.6 million compared to the gain of Ps. 8.0 million recorded in the previous year. This increase in other income, net was largely a result of the reversal in 2009 of certain liabilities which had been recorded by us but have not been claimed by providers and thus have been written off, which write off was not replicated in 2010.

          Income Tax

          During the year ended December 31, 2010, we had a Ps. 12.8 million income tax gain compared to a loss of Ps. 9.4 million in the previous year. This gain was mainly due to the reversal of our deferred tax liabilities arising from the reversal of the discount of long term financial debt result in 2010, partially offset by a higher charge generated by MetroENERGÍA as of December 2010 compared to the 2011.

          Net loss

        Our net loss totaled Ps. 71.7 million during 2010, compared to Ps. 78.3 million in 2009. This decrease in our net loss was mainly a result of the decrease in our financing and holding loss and the gain registered in our income tax results, partially offset by a decrease in our operating income.

        Differences between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Accounting Standard Codification ("ASC"), which includes Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2011 and 2010 as well as net income for the years ended December 31, 2011, 2010 and 2009:

    the accounting for troubled debt restructuring, which was reversed as of December 31, 2010 as a result of our filing a petition to commence a reorganization proceeding (concurso preventivo);
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

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2011 and 2010 and net income for the years ended December 31, 2011, 2010 and 2009. Net (loss) income under Argentine GAAP for the year ended December 31, 2011, 2010 and 2009 was approximately Ps. (73.1) million, Ps. (71.7) million and Ps. (78.3) million, respectively, as compared to approximately Ps. (83.5) million, Ps. 202.8 million and Ps. (188.4) million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2011 and 2010 was Ps. 752.8 million and Ps. 825.9 million, respectively, as compared to approximately Ps. 345.1 million and Ps. 428.6 million, respectively, under U.S. GAAP.

        Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources
          Liquidity

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2011, 2010 and 2009 are shown in the table below:
	For the years ended December 31,
	2011	2010	2009
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	311.3	128.3	53.2
Net cash provided by operating activities	5.1	302.2	251.4
Net cash used in investing activities	(109.1)	(119.1)	(105.8)
Net cash used in financing activities	-	0.0	(70.5)
Increase in cash and cash equivalents	(104.1)	183.1	75.1
Cash and cash equivalents at the end of the year	207.3(*)	311.3(**)	128.3 (***)

__________

(*) Includes Ps. 53.5 million related to cash deposited in trust funds in January 2012.

(**) Includes Ps. 67.4 million related to cash deposited in trust funds in January 2011.

(***) Includes Ps. 54.1 million related to cash deposited in trust funds in January 2010.

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2011, 2010 and 2009, our cash and cash equivalents in U.S. Dollars amounted to U.S.$ 2.6 million, U.S.$ 2.7 million and U.S.$ 0.6 million, respectively.

We have certain financial obligations described under the section "Debt Restructuring" and the corresponding due dates for these financial obligations are included in Item 5.F: "Tabular Disclosure of Contractual Obligations."

The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern.

Furthermore, our financial situation continued to deteriorate during 2010 and 2011 and consequently if we are not able to obtain tariff increases during the first half of 2012 we may not be able to generate the cash flow necessary to operate our business. Our management is taking a variety of measures to mitigate the impact of the current financial situation, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control our expenditures;
  requiring additional capital contributions from shareholders;
  renegotiating payment conditions with our principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

Even though we are taking the measures mentioned above, our future remains highly uncertain.

          Net Cash Provided by Operating Activities

          Net cash provided by operating activities amounted to Ps. 5.1 million during 2011, compared with Ps. 302.2 million during 2010 and Ps. 251.4 million during 2009.

          The Ps. 297.1 million decrease in net cash provided by operating activities in 2011 as compared to 2010 was mainly due to a Ps. 246.7 million increase in cash flow required for our working capital needs and a Ps. 50.4 million decrease in our operating results.

          The Ps. 246.7 million increase in cash flows required for working capital in 2011 as compared to 2010 was mainly due to an increase of Ps. 257.2 in our cash payments of gas, transportation and other services during 2011 compared to 2010, as a consequence of a 21.5% increase in our administrative, and commercial cost and a 5.9% increase in our operating costs.

          The Ps. 50.8 million increase in net cash provided by operating activities in 2010 as compared to 2009 was mainly due to a decrease in cash flow required for working capital needs of Ps. 95.8 million, partially offset by lower operating results amounting to Ps. 45.0 million as of December 31, 2010.

          The decrease in cash flows required for working capital needs of Ps. 95.8 million in 2010 as compared to 2009 was mainly due to an increase in account payables, payroll and social security payables and taxes payables which in turn resulted from lower debt service payments amounting to Ps. 148.9 million as of December 31, 2010 as a consequence of our filing of a petition to commence a reorganization proceeding (concurso preventivo), partially offset by i) an increase of Ps. 43.4 million in our trade receivables due to lower collections as of December 31, 2010 as compared to 2009, driven by a delay in customer payments and a delay in our invoice process due to the implementation of a new commercial system; and ii) a decrease in cash of Ps. 9.7 million, mainly due to higher income tax paid (which includes the income tax and the minimum presumed income tax paid) as of December 31, 2010 as compared to December 31, 2009.

          Net Cash Used in Investing Activities

          Net cash used in investing activities amounted to Ps. 109.1 million during 2011 compared to Ps. 119.1 million during 2010 and to 105.8 million during 2009. Our acquisition of fixed assets has remained largely constant during the past three years.

          Net Cash Used in Financing Activities

          Net cash flows used in financing activities amounted to Ps. 0.0 million during 2011 as compared to Ps. 0.03 million during 2010 and to Ps. 70.5 million during 2009. The decrease in net cash flows used in financing activities is mainly due to the suspension of the payment of principal and interest on our outstanding debt obligations and the our filing a petition to commence a reorganization proceeding (concurso preventivo).

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

          Capital Resources

Since the beginning of the Argentine crisis in December 2001, we have suffered significant constraints on our liquidity and have not been able to access new sources of financing through the domestic and international financial markets as these remain closed to us. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps. 1.00 per U.S.$ 1.00, and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. As a result, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

As of December 31, 2010, our total financial debt consisted of: U.S.$ 21.1 million of our 8% Series 1 Notes past due in 2010; U.S.$ 189.7 million of our 9% Series 1 Notes due 2011 to 2014; U.S.$ 6.3 million of our 5% Series 2 Class A Notes due from 2012 to 2014; and Euro 26.1 million of our 3.8% Series 2 Class B Notes due 2012 to 2014, plus interest accrued until the date of Reorganization procedure of U.S.$ 7.8, U.S.$ 0.1 and Euro 0.5 of our Series 1 Notes, Series 2-Class A Notes and Series 2-Class B Notes. See Item 5: "Tabular Disclosure of Contractual Obligations."

Our financial debt as a percentage of our total capitalization, including the amounts in our current financial statements under the line-item "Reorganization Liabilities", amounted to 63.7% as of December 31, 2011, 59.6% as of December 31, 2010 and 50.6% as of December 31, 2009. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

As of December 31, 2011, 2010 and 2009, our cash and cash equivalents in U.S. Dollars amounted to U.S.$ 2.6 million, U.S.$ 2.7 million and U.S.$ 0.6 million, respectively. We do not have any financial instruments for hedging purposes.

        Debt Restructuring

        On March 25, 2002, we announced the suspension of principal and interest payments on all of its financial indebtedness as a result to the Emergency Law which, together with its implementing regulations, altered fundamental parameters of the our license, including the suspension of our tariff adjustment formula and the redenomination of our tariff into pesos, and also led to the announcement of the devaluation of the peso.

        On November 9, 2005, we announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an "Acuerdo Preventivo Extrajudicial" ("APE") under Argentine law. This restructuring essentially consisted of offering our existing bondholders the option to exchange their current bonds for cash or new bonds pursuant to an Indenture dated as of April 28, 2006 (the "Indenture").

        On May 12, 2006, we concluded the financial debt restructuring process and issued in exchange for our existing notes, Series 1 Notes amounting to U.S.$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to U.S.$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally we made payments amounting to U.S.$ 105,608,445, for cash tenders received along with U.S.$ 19,090,494 and Euros 469,268 to pay accrued interest on the new Series 1 Notes and Series 2 Notes through December 30, 2005.

        See Note 18 (d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

        The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed U.S.$ 20 million; (iii) a limitation on our capital expenditures until U.S.$ 75.0 million of the Series 1 Notes is paid; (iv) a limitation on making certain payments until we have amortized U.S.$ 75.0 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed U.S.$ 25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our license by the Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders. Our breach of any of these covenants or our failure to meet any of these conditions could result in a default under any or all of such indebtedness. Until June 2010 when we filed a petition to commence a reorganization proceeding (concurso preventivo), we had complied with all of the above-mentioned restrictions, including the payment obligations acquired under the current global Negotiable Bonds Program.

        During 2006 and 2007, the Company carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of U.S.$ 25.4 million. The Company did not carry out market purchases in the years ended December 31, 2011, 2010, 2009 and 2008.

        On June 17, 2010, the adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court. See "Item 4. Information on the Company - Important Event in the Company's Development - Reorganization Proceeding (concurso preventivo). This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

        See "Item 4. Information on the Company - Important Events in the Company's Development - Reorganization Proceeding (concurso preventivo)."

        The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in our 2011 and 2010 Balance Sheets in the current financial statements under the line-item "Reorganization Liabilities." These liabilities are considered long-term liabilities, given the aforementioned deadlines and the fact that the reorganization process has not ended. Long-term liabilities also include commercial, tax, financial and social debts, among others.

        See Note 18(d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

          Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002 we reduced our capital expenditures to the necessary amounts required to fulfill our license provisions and ensure safe operation of the network. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards. We made capital expenditures of approximately Ps. 305.9 million between 2002 and 2008. Our capital expenditures during 2009, 2010 and 2011 amounted to approximately Ps. 105.8 million, Ps. 119.1 million and Ps. 109.1 million, respectively.

We applied a part of our available cash to continue the minimum maintenance activities necessary to ensure the safety and reliability of our system. We believe that our expected future capital expenditures will be financed with cash provided by operating activities and that our capital expenditures for 2012 will be principally applied to ensure the safe operation of our network in accordance with the terms of our license. Additionally, as a result of our filing for a reorganization proceeding in an Argentine court on June 17, 2010, an automatic stay was put into place on our payment of principal and interest on our outstanding debt obligations, which provided additional cash resources during 2010 and 2011(normally destined for our debt service payments) for us to apply to our capital expenditures plan. However, we cannot predict how long the reorganization proceeding, and hence the automatic stay, will last.

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

      Tabular Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2011:
	Without due date	2012	2013	2014	2015	2016	More than five years	Total
	(in millions of Pesos)
Reorganization liabilities - Financial Debt(1)(*)	1,119.3	-	-	-	-	-	-	1,119.3
Reorganization liabilities - Others	200.3	-	-	-	-	-	-	200.3
Power Plant Sales(2)	-	72.0	72.0	72.0	55.6	20.8	51.4	343.7
Transportation Capacity(3)	-	184.7	184.7	69.9	12.5	5.5	10.7	468.0

	2012	2013	2014	2015	2016	More than five years
	MMCM per day
Power Plant Sales	10.5	10.5	10.5	7.4	2.1	3.0
Transportation Capacity	22.6	22.6	22.5	0.7	0.7	1.2

      (1) On June 17, 2010, we filed a petition for reorganization proceeding (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us- Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern", Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring."

      (2) Corresponds to long-term sales contracts with this customer category for these estimated committed amounts, we have considered prices established in Resolution No. 1,417/08 issued by the Energy Secretariat and adjusted these figures by segments based on the Company's historical information.

      (3) Corresponds to purchase obligations that the Company has in order to supply gas under contracts with customers. For these estimated committed amounts, we have considered transportation prices as of December 31, 2010 that remain unchanged as of the date of this annual report.

      (*) Total Financial Debt amounts included in the Reorganization liability amounts Ps. 1,119,331 million. The following table shows the amounts of Financial Debt included in the reorganization liability as of December 31, 2011:
(In thousands of Ps.)
Interest Negotiable Obligations - Series 1 -	33,469
Interest Negotiable Obligations - Series 2 - Class A	620
Interest Negotiable Obligations - Series 2 - Class B	2,552
Interest Negotiable Obligations - Series B	964
Subtotal Interest Financial Debt	37,605

Negotiable Obligations - Series 1 -	907,477
Negotiable Obligations - Series 2 - Class A	26,921
Negotiable Obligations - Series 2 - Class B	145,635
Negotiable Obligations - Series B	1,693
Subtotal Financial Debt	1,081,726
Total Financial Debt (include in Reorganization liability)	1,119,331

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

      During 2011, our Board of Directors met 21 times.

      Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions."

      The members of our Board of Directors as of the date of our annual report are set forth below:
Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Juan Carlos Fronza	(b)	President	2004	2011	2011
Diego Garzón Duarte	(a)	Director	2010	2011	2011
Jorge Alberto Depino	(c)	Director	2004	2011	2011
Silvana Esther Coria	(a)	Director	2012	2012	2012
Luis Chaparro	(c)	Alternate	2004	2011	2011
Raúl Rafael Podetti	(b)	Director	2008	2011	2011
Ramiro Rico	(b)	Director	2009	2011	2011
Sergio Ferrero	(b)	Alternate	2009	2011	2011
Héctor Caram	(b)	Director	2010	2011	2011
Jorge Gustavo Casagrande	(a)	Director	2010	2011	2011
Carlos Emilio Rogelio Messi	(a)	1st Vice President	2010	2011	2011
Carlos Alberto Alemán	(a)	Director	2010	2011	2011
Marcelo Pablo Domínguez	(a)	2nd Vice President	2010	2011	2011
Fernando Gómez Zanou	(a)	Alternate	2010	2011	2011
Leonardo Raúl López	(a)	Alternate	2010	2011	2011

      __________

      Notes:

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors:

      Juan Carlos Fronza, 76, is the President of our Board of Directors. He received a degree in mechanical engineering from the Universidad de La Plata. From 1964 to 1977, he worked for Astilleros Rio Santiago. From 1978 to 1982, he was an Investment Project Manager at Petrolera Argentina San Jorge and from 1983 to 2002, as the Chief Executive Officer of Copetro S.A.

      Diego Garzón Duarte, 47, received a degree in public accounting from the Universidad Nacional de Córdoba. He has more than 20 years of executive experience, managing an oil and gas company and in doing so performing work related to marketing and commercial functions, M&A transactions, privatization processes, corporate finance and planning. From 1987 to 1992, he worked at Techint Group and Arthur Andersen & Co. Since 1992, he has worked at Compañía General de Combustibles S.A. as an executive.

      Jorge Alberto Depino, 52, is a member of our Board of Directors. He is a mechanical technician. From 1981 to 1992, he worked for Gas del Estado S.E. From 1992 to 2002, he worked in our operations department.

      Silvana Esther Coria, 40, is a member of our Board of Directors. She received a degree in public accounting from J.F. Kennedy University. She worked at BG Argentina S.A. from 2001 to 2009. She currently works as an independent consultant and tax advisor for the oil and gas industry.

      Luis Chaparro, 44, is an alternate member of our Board of Directors. He is a technician. Prior to working at MetroGAS, he worked for Gas del Estado from 1992 to 1998. He currently works for Xerox S.A.

      Raúl Rafael Podetti, 81, is a member of our Board of Directors. He received a degree in naval architecture and mechanical engineering from the Universidad de Buenos Aires. From 1954, he was a member of the Argentine Navy until he retired in 1965. He has worked in the shipbuilding industry, holding management positions, for 35 years. He works as a consultant specializing in marine business.

      Ramiro Rico, 55, is a member of our Board of Directors. He worked at Gas del Estado S.E. for 17 years performing different technical and planning functions in the supply area; during those years, he was appointed Manager. Afterwards, he was the director of a constructing company, an auditor at two healthcare organizations (Obra Social del Personal Superior de la Industria del Gas (OSPESGA) and Obra Social de Técnicos del Fútbol (OSTFA)) and the President of Administradora Full S.A. Recently, he has been a private advisor on management issues for many companies (among them Swiss Medical S.A.) and for the Federación de Trabajadores de la Industria del Gas Natural en la República Argentina. He has also been involved in commercial activities not related to the energy area.

      Sergio Ferrero, 35, is an alternate member of our Board of Directors. He received a degree in public accounting from the Faculty of Economic Sciences of the Universidad de Buenos Aires. From 1998 to 2005, he worked at Del Buono, Malasio & Asociados Accounting Studio. Since 2005, he has been a consultant for Management Control in the area of accounting and finance for the Ministry of Federal Planning, Public Investment and Services, under the National Executive Power.

      Héctor Caram, 46, is a member of the Board of Directors. He received a degree in public accounting from the Universidad de Buenos Aires. From 1987 to 2003, he held various positions at Pistrelli, Díaz y Asociados, which was part of Arthur Andersen until 2002 and then Ernst & Young. In 1998, he became Audit Senior Manager. From 2003 to 2007, he was Director of Internal Audit at Telecom Argentina. Since 2007, he has been the Business Risk Management Director at SMS Argentina and also an independent consultant. Since 2008, he has been an advisor for the Audit Committee of Edenor y Electricidad Argentina.

      Jorge Gustavo Casagrande, 43, is a member of the Board of Directors. He received a public accounting degree from the Universidad Católica Argentina, a master's degree in administration of electric markets from the Buenos Aires Technological Institute ("ITBA"), and degree from the Program of Executive Development at the IAE Management and Business School of the Universidad Austral. From 2001 to 2006, he was the Manager of Gas and Power Assets at Perez Companc (subsequently renamed Petrobras Energía). He also served as a member of the board of directors of TGS, Transener, Edesur and Compañía Mega. From 2006 to 2009, he served as the General Manager of TGS. Presently, he also is the president of the board of directors of Gas Argentino.

      Carlos Emilio Rogelio Messi, 57, is the First Vice President of our Board of Directors. He received a law degree from the Universidad de Buenos Aires and a master's degree in comparative jurisprudence from the New York University School of Law. For sixteen years, he was a legal counsel at Allende & Brea. Since 1992, he has served as a lawyer at the Legal Department of Shell Compañía Argentina de Petróleo S.A. Presently, he also is a member of the board of directors of Gas Argentino and MetroENERGIA.

      Carlos Alberto Alemán, 57, is a member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He is a Partner at Alemán, Dominguez & Asociados. Presently, he is also the vice president of the board of directors of Gas Argentino.

      Marcelo Pablo Domínguez, 51, is the Second Vice President of our Board of Directors. He received a law degree from the Universidad Católica Argentina. He is a Partner at Alemán, Dominguez & Asociados.

      Fernando Gómez Zanou, 40, is an alternate member of our Board of Directors. He received a law degree from the Universidad de Buenos Aires. He has worked as an attorney at several companies, including Citibank N.A., Basf Argentina S.A. and Auchan Argentina S.A. Since 2004, he has worked as in-house counsel at YPF S.A. He also served as an alternate member of the board of directors at YPF Inversora Energética S.A., and Pluspetrol Energy S.A., and as a member of the board at YPF Servicios Petroleros S.A. Presently, he is also a member of the board of directors of Gas Argentino.

      Leonardo Raúl Lopez, 45, is an alternate member of our Board of Directors. He received a law degree from the Universidad Nacional de Rosario. He has worked as an attorney at several companies, including Nuevo Banco de Santa Fe S.A., Banco de Santa Cruz S.A. and Banco de San Juan S.A. Since 2009, he has worked as in-house counsel at YPF S.A. Presently, he also is an alternate member of the board of directors at Gas Argentino and an alternate member of the Supervisory Committee of Compañía Mega S.A.

      Officers

      Set forth below is a list of our principal executive officers at December 31, 2011. All of our executive officers are residents of Argentina.
Name	Position	Since
Andres Cordero	General Director	2007
Patricia Carcagno	Director of Operations	2005
Enrique Barruti	Human Resources Director	1997
Fernando Aceiro	Commercial Director	1998
Magdalena Gonzalez Garaño	Legal and Regulatory Affairs Director	2004
Eduardo Villegas Contte	Administration and Finance Director	2002
Juan Pablo Mirazon	Internal Auditor Director	1999
Fernando Nardini	Comptroller	2009

      Andrés Cordero, 66, was appointed General Director in 2007. He received a degree in industrial engineering from the Universidad Católica Argentina and in oil engineering from the Universidad de Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters at Transportadora de Gas del Norte S.A

      Patricia Carcagno, 50, was appointed Director of Operations in 2005. Ms. Carcagno received a degree in chemical engineering from the Universidad de Buenos Aires. Prior to her position as Director of Operations, she was Manager of the Operations Planning Department. Before joining us in 1992, she worked in the Business Development Department at ASTRA C.A.P.S.A., where she held various commercial positions.

      Enrique Barruti, 63, was appointed Human Resources Director in 1997. He received a degree in economics and completed post-graduate studies in human resources at the University of Michigan. He has more than 20 years of local and international experience in human resources. Before joining us in July 1997, he worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina. He also worked as a management consultant and a professor at the Universidad de Buenos Aires and the Universidad Austral.

      Fernando Aceiro, 47, was appointed Commercial Director in 1998. He received a degree in industrial engineering from the Universidad Católica Argentina and a master degree in business administration from Instituto de Altos Estudios Empresariales. He started his career at Alpargatas S.A.I.C. in the production department. From 1993 until he joined us in 1998, he worked for Banco de Galicia in the New Businesses Department.

      Magdalena Gonzalez Garaño, 60, was appointed Legal and Regulatory Affairs Director in 2004. She received a law degree from the Universidad de Buenos Aires. From 1991 to 1993, she was an Associate at Cardenas, Cassagne & Asociados. In 1993, she joined us as Regulatory Affairs Manager and in 1998, was appointed Legal Manager. Since 1993, she has been the Secretary for Gas Argentino's Board of Directors.

      Eduardo Villegas Contte, 56, was appointed Administration and Finance Director in 2002. He received a degree in accounting from the Universidad de Buenos Aires and completed graduate studies at the J.L. Kellogg Graduate School of Management at Northwestern University. Before joining us in 1994 as Finance Manager, he worked for Arthur Andersen.

      Juan Pablo Mirazon, 44, was appointed Internal Auditor Director in 1999. He received a degree in accounting from the Universidad Católica Argentina and a degree in business administration from the Universidad Católica Argentina. He worked for Arthur Andersen for over ten years in the Auditing Division and in the Management Advice Division.

      Fernando Nardini, 47, was appointed Corporate Controller in 2009. He received a degree in public accounting from the Universidad de Buenos Aires. He has completed specialized studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp. in Dallas, Texas. In Dallas, he was responsible for administration and finance.

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

      The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:
Name	Position	Since	Profession	Date of Appointment
Maria Gabriela Grigioni	Member	2005	Attorney	2010
Oscar Alberto Orona	Member	1997	Attorney	2010
Santiago Daireaux	Member	2011	Attorney	2011
Diego Maria Serrano Redonnet	Alternate	2005	Attorney	2010
German Fernandez Lahore	Alternate	2005	Attorney	2010
Pedro Eugenio Aramburu	Alternate	2011	Attorney	2011

      María Gabriela Grigioni, 48, received a law degree from the Universidad de Buenos Aires. She was assistant professor at the Law School of the University of Buenos Aires and UADE University on Corporate and Commercial law from 1992 to 1996. She has published widely on various topics of capital markets and corporations and has participated in conferences and seminars as a speaker. From 1987, she worked as a Commercial Law Advisor in the legal department of various auditing firms and companies, and then served as Chief of Division on the Issuers Department of the National Securities Commission (Comisión Nacional de Valores) from 1991 to 1994. She was also counselor to the Under-Secretary of Registration Affairs of the Ministry of Justice of the Republic of Argentina during 2006 and 2007. She is a partner at Pérez Alati in Buenos Aires, Argentina.

      Oscar Alberto Oroná, 63, received a law degree from Belgrano University. He completed the Petroleum Management Certificate Program in Boston, Massachusetts. He has worked as an Associate at Cassagne Abogados in Argentina. He also worked at Brons & Salas, at ASTRA C.A.P.S.A. as the Legal Manager for Exploration and Production and at YPF S.A. for Argentina, Brazil and Bolivia. Presently, he is a member of the Supervisory Committee at Oleoductos del Valle S.A. and an alternate member of the Supervisory Committee at YPF S.A.

      Santiago Daireaux, 43, received a law degree from the Universidad Católica Argentina in 1992 and an L.L.M from the University of Pennsylvania, Philadelphia, Pennsylvania. He is a partner at Pérez Alati who specializes in corporate law, particularly mergers and acquisitions.

      Diego María Serrano Redonnet, 45, received a law degree from the Universidad Católica Argentina and a master of laws from Harvard University. He is a partner at Pérez Alati in Buenos Aires, Argentina, specializing in banking and corporate law. He is a member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Sofora Telecomunicaciones S.A., Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., América Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A. and Gas Argentino.

      German Fernandez Lahore, 42, received a law degree from the Universidad de Buenos Aires and a master's degree in natural resources law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (United Kingdom). In 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization program. In 1998, he participated in the Academy of American and International Law at the Southwestern Legal Foundation in Dallas, Texas. He has worked as an Associate at Beccar Varela, de Quintana Minerals Santa Cruz and a Foreign Associate at Haynes and Boone in Dallas, Texas. Since 2002, he worked on Oil Matters Management in the Legal Matters Department of YPF.

      Pedro Eugenio Aramburu, 40, received a law degree from the Universidad Católica Argentina and an L.L.M. from Columbia University, New York, New York. He joined Estudio Pérez Alati in April 1995. He worked as an associate at Dewey, Ballantine LLP (now Dewey and LeBoeuf), a New York law firm, from 1997 to 1998. He also worked at the law firm Cuatrecasas, a law firm in Madrid, Spain. He returned to Pérez Alati in 1998 and became partner in 2006.

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

        The members of the Audit Committee are Héctor Caram, Juan Carlos Fronza and Raúl Rafael Podetti, each of whom was appointed at the shareholders meeting on April 29, 2011 for terms of one year. Our Board of Directors has determined that Héctor Caram meets the requirements of an "audit committee financial expert," as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A-3 under the Securities Exchange Act.

        Other Positions Held

      The following table lists the director positions that the members of the Board of Directors hold in other companies as of the date of this annual report:

Name	Profession	Company	Position
Juan Carlos Fronza	Mechanical Engineer	--	--
Diego Garzón Duarte	Public Accountant	Gas Argentino Oilstone Energia Total Gas Electricidad Argentina	Director President Member of the Supervisory Committee Member of the Supervisory Committee
Jorge Alberto Depino	Mechanical Technician	--	--
Luis Chaparro	Technician	--	--
Raúl Rafael Podetti	Business Consultant	--	--
Ramiro Rico	Business Consultant	Administradora Full S.A.	Director
Sergio Ferrero	Business Consultant	--	--
Héctor Caram	Public Accountant	--	--
Jorge Gustavo Casagrande	Public Accountant	Gas Argentino	President
Carlos Emilio Rogelio Messi	Lawyer	Gas Argentino MetroENERGÍA BG Argentina S.A. Gas Link S.A.	Director Director Director Director
Carlos Alberto Alemán	Lawyer	Gas Argentino	Vice President
Marcelo Pablo Domínguez	Lawyer	--	--
Fernando Gómez Zanou	Lawyer	Gas Argentino	Director
Leonardo Raúl López	Lawyer	Gas Argentino Compañía Mega S.A.	Alternate Director Alternate Member of the Supervisory Committee

      Compensation

      Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect to a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2011, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 1.3 million and for executive officers paid or accrued in that year for services in all capacities was Ps. 8.82 million. Certain of our directors voluntarily forfeited their accrued compensation.

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

      Employees

      At December 31, 2011, we had 1,058 full-time and 1 part-time employees. The following table sets forth the number of employees at December 31, 2011, 2010 and 2009 by department:
Department	Number of Employees at	Number of Employees at	Number of Employees at
	December 31, 2011	December 31, 2010	December 31, 2009
General Directorate	52	55	53
Operations	455	449	437
Human Resources	66	53	65
Commercial	383	382	405
Corporate Affairs	14	16	14
Administration & Finance	89	84	78
Total	1,059	1,039	1,052

      As of December 31, 2011, approximately 36.98% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS"), and 46.6% are non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict the effects of them on our operations.

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

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2011.
Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.8%	19.0%
British Gas International B.V.	B	38,941,720	17.5%	6.8%
ANSES	B	41,800,684	18.8%	7.3%
Private Investors	B	33,091,838	14.9%	5.8%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

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

          On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a reorganization bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in MetroGAS' concurso preventivo proceedings, as follow: the exclusivity period, the period when the Company may submit a proposal to each individual creditor, was extended to March 9, 2012, the informative hearing was extended to March 2, 2012 and the date on which Gas Argentino must submit its proposal to unsecured creditors was extended to February 10, 2012.

          On February 10, 2012, Gas Argentino effectively presented its proposal to unsecured, verified and admitted creditors according to the established timeframe.

          The proposal consists of an exchange offer by which the verified and admitted unsecured creditors would exchange their current claims for new negotiable obligations (the "New Notes") for the 35.01% of the nominal amount of that creditor's current claim. The New Notes would be denominated in U.S. Dollars and have a maturity date of December 2024. The principal amount of the New Notes could be paid in full in 4 equal and consecutive annual payments, beginning in December 15, 2021. The New Notes would accrue interest at an annual nominal interest rate of 8.875% from January 1, 2011, which interest would be paid on December 15 of each year. However, Gas Argentino would have the option to capitalize interest.

          On February 29, 2012, Gas Argentino was granted further extensions by the Court. Finally, the exclusivity period was extended up to August 16, 2012 and the informative hearing was extended to August 8, 2012.

          If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of ENARGAS and we can offer no assurance that ENARGAS will approve any such change.

          Additionally, it is important to point out that Gas Argentino is affected by Article No. 206 of the Argentine Corporations Law, which states that if a company's losses for any year exceed its reserves plus 50% of its capital stock at the end of such year, such company is required to reduce its capital stock unless it receives a capital contribution sufficient to restore its financial condition. Shares in Gas Argentino as of December 31, 2011 were held as follows:
Shareholder	Percentage of Outstanding Common Shares of Gas Argentino	Indirect Percentage Interest in MetroGAS
BG Inversiones Argentinas S.A.	54.67%	38.27%
YPF Inversora Energética S.A.	45.33%	31.73%
Total	100.00%	70.00%

          Set forth below is a brief description of Gas Argentino's shareholders.

          BG Inversiones Argentinas S.A.

          BG Inversiones Argentinas S.A. ("BGIA") is a wholly owned subsidiary of BG Group. BG Group is a corporation which emerged from a privatization carried out by the British government in 1986 and certain subsequent restructurings. BG Group owns and operates one of the world's most extensive gas transportation systems. It is also a leader in technology and research and provides consulting and technical assistance throughout the world.

          YPF Inversora Energética S.A.

        YPF Inversora Energética S.A. ("YPFIE") is a subsidiary of YPF S.A., which owns a 98.99% of YPFIE. YPF S.A. is an integrated oil and gas company which is engaged in all areas of the oil business, including exploration, development and production of crude oil and production of natural gas, crude oil transportation, refining of crude oil, production of crude oil by-products and marketing of crude oil, crude oil by-products, petrochemicals and liquid petroleum gas.

        On June 3, 2011, YPFIE informed us that it had signed a Stock Purchase Option Agreement with "BGIA" pursuant to which BGIA granted YPFIE the option to purchase all of its Class A shares in Gas Argentino, representing 54.67% of such company's capital stock, and the option to purchase all of its shares in MetroENERGIA representing 2.73% of such company's capital stock. The options expired on August 31, 2011 but were extended twice to December 26, 2011.

        On December 23, 2011, YPFIE informed the Buenos Aires Stock Exchange and the CNV that it would not exercise its option to purchase those shares. We were notified on December 29, 2011.

        On April 16, 2012, the Argentine President announced the intervention of YPF S.A, the controlant of YPFIE, for 30 days and submitted to Congress a bill to approve the expropriation of the 51% capital stock of such company currently owned by Repsol group. Please see "Risk Factors Relating to Argentina" and "Risk Factors Relating to Us".

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

        Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2011 was as follows:

Country	Class	Amount
Argentina	A	290,277,316(a)
	B	169,493,874(b)
	C	56,917,121
Other countries	B	52,482,897

      Notes:

      (a)  Held by Gas Argentino.

      (b)  108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2011, we had 1,173 record holders of our stock in Argentina and 18 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. However, we did enter into any transactions with BG group as of December 31, 2011 and 2010. As of December 31, 2009, we reimbursed BG Group and its subsidiaries approximately Ps. 1.9 million for salaries, expenses and other costs associated with the placement of BG Group managers with us, under the terms of a Personnel Supply Agreement between us and BG Argentina, which is not in force since 2010. YPF Inversora Energética S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. As of December 31, 2011, 2010 and 2009, we also accrued fees for salaries, expenses and other costs with YPF S.A. of approximately Ps. 1.0 million , Ps. 0.8 million and Ps. 0.4 million, respectively.

      Additionally, we have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 76.1 million, Ps. 98.8 million and Ps. 102.1 million of gas purchases to YPF S.A. during the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, MetroENERGÍA collected commissions for sales on behalf of YPF of approximately Ps. 0.6 million and Ps. 1.6 million during 2010 and 2009, respectively.

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

      Additionally, as of December 31, 2011, 2010 and 2009, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF S.A., for approximately Ps. 0.07 million, Ps. 0.05 million and Ps. 0.03 million, respectively and to YPF S.A for approximately Ps. 0.01 million, Ps. 0.01 million and Ps. 0.02 million as of December 31, 2011, 2010 and 2009, respectively.

      We supplied gas and transportation and distribution services of approximately Ps. 0.95 million, Ps. 1.04 million and Ps. 1.3 million during the years ended December 31, 2011, 2010 and 2009, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

      We sold transportation services amounting to approximately Ps. 9.5 million, Ps. 14.3 million and Ps. 4.9 million during the years ended December 31, 2011, 2010 and 2009, respectively, to MetroENERGÍA S.A., our subsidiary.

      Additionally, we received fees of approximately Ps. 8.4 million, Ps. 6.6 million and Ps. 5.5 million during the years ended December 31, 2011, 2010 and 2009, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

          However, irrespective of this guarantee, the GCBA judicially requested the payments of this Study, Revision and Inspection of Works in Public Space Levy, upon which we have been forced to make the corresponding payments. We have pursued various claims with ENARGAS to challenge this so as to resolve the matter quickly and pass-through the rates imposed by the GCBA to our consumers through tariffs. We began legal proceedings against ENARGAS. The aforementioned proceedings were initiated because we have not been allowed to pass-through to our tariffs amounts owed under the study, revision and inspection of works in public spaces levy of the GCBA. To date, these claims are still pending. Our argument in these cases is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs. In turn, we have recorded a credit in an amount totaling Ps. 67.0 million and Ps. 60.4 million to cover these surcharges under the "Other non-current receivables" line item of our balance sheet at December 31, 2011 and 2010, respectively.

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

          However, irrespective of this guarantee, various municipalities judicially requested the payments of this Right of Occupancy and use of Public Space Levy, upon which we have been forced to make the corresponding payments. We have pursued various claims with ENARGAS to challenge this so as to resolve the matter quickly and pass-through the rates imposed by the municipalities to our consumers through tariffs. We began legal proceedings against ENARGAS. The aforementioned proceedings were initiated because we have not been allowed to pass-through our tariffs amounts owed under this Right of Occupancy and use of Public Space Levy. To date, these claims are still pending.

          Below are the descriptions of our claims against ENARGAS in order to pass-through to tariffs the rates imposed by various municipalities as of the date of issuance of this annual report:

          Government of the Autonomous City of Buenos Aires

          In 1998, the GCBA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected to by several public service companies.

          Since 2003, the GCBA has demanded from us the payment of the occupancy of public space levy. On August 27, 2009, we filed a legal proceeding for payment in arrears against the Undersecretary of Coordination and Management Control for its failure to allow us to pass-through to our tariffs amounts owed under the occupancy of public space levy of the GCBA. Although MetroGAS's claim was upheld by the Court of Appeals on June 3, 2010, and the case was finally returned to ENARGAS on June 3, 2011, to date we are not allowed to add a surcharge to the relevant tariffs to recover our added costs.

          Municipality of Esteban Echeverría

          On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 10,774/06. On October 13, 2009, ENARGAS was notified of the proceeding. On June 11, 2010, the Court ordered ENARGAS to resolve our claim in 20 days and such order was upheld by the Court of Appeals on September 7, 2010. As of the date of this annual report, this file remains under review of ENARGAS.

            Municipality of Almirante Brown

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS and the Undersecretary of Coordination and Management Control in connection with file No. 12,610/07. On September 26, 2011, ENARGAS was ordered to resolve our claim in 30 days and such order was upheld by the Court of Appeals on December 29, 2011. As of the date of this annual report, this file remains under review of ENARGAS.

            Municipality of Ezeiza

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS in connection with file No. 12,619/07. On October 7, 2009, ENARGAS was notified of the proceeding. On December 7, 2009, the Court ordered ENARGAS to resolve our claim in 30 days. ENARGAS submitted the case for review by the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05. On August 6, 2010, ENARGAS notified MetroGAS of Resolution Nbr. I-1,276 by which it rejected our request to allow the transfer of the levy surcharges to our tariffs. On October 1, 2010, we filed a direct appeal before the Court of Appeals against resolution Nbr. I-1,276. ENARGAS was notified of this appeal on December 5, 2011.

            Municipality of Florencio Varela

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS in connection with file No. 2,155/09. Since the file was sent by ENARGAS to the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05, on February 9, 2010, we desisted in the proceeding. On June 15, 2010, we refiled against ENARGAS. On September 22, 2010, the Undersecretary of Coordination and Management Control returned the file to ENARGAS and, consequently, we dropped of the proceeding on October 7, 2010. On April 26, 2011, we filed a third claim against ENARGAS and the Undersecretary of Coordination and Management Control and on November 29, 2011, the Court rejected our claim. We can appeal the resolution until February 1, 2012. As of the date of this annual report, this file remains under review of ENARGAS.

            Municipality of Lomas de Zamora

            On October 22, 2008 the Municipality of Lomas de Zamora formally requested our payment of Ps. 2.71 millions pursuant to the Right of Occupancy and Use of Public Spaces Levy, the health, security and hygiene levy, the publicity levy and the services levy, corresponding to the period from 2002 to 2008, without providing us any breakdown of the amounts claimed under each levy.

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

            Municipality of Berazategui

          On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 10.567. On June 16, 2010, the file was sent by ENARGAS to the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05. On September 22, 2010, the Undersecretary returned the file to ENARGAS requesting new information. Since the file was moving from one administrative sector to another, the Court resolved that the question was abstract with no cost for either party. As of the date of this annual report, this file remains under review of ENARGAS.

          The above mentioned payments to the Municipalities are reflected under the heading "Other non current receivables" in our consolidated balance sheets at December 31, 2011 and 2010 in amounts totaling Ps. 92.0 million and Ps. 83.2 million, respectively, which relates to this case as well as payments corresponding to the Right of Occupancy and Use of Public Spaces Levy charged by the GCBA and the Municipalities of Esteban Echeverría, Almirante Brown, Ezeiza, Berazategui, Lomas de Zamora and Florencio Varela. As stated above, our argument is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs

          Turnover tax (Province of Buenos Aires) - Rate increase & differences in the assessment of the taxable base

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

          As of December 31, 2011, we maintained an allowance of Ps. 18.8 million to cover the contingency related to the difference in the determination of the income and expenses rate. The amount was also included in our reorganization proceeding (concurso preventivo).

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

          The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. As of December 31, 2009, the Company is dismissing these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2011, the Company has registered an allowance of Ps. 2.6 million related to these charges.

          Rates and charges

          Through Resolution No. 2,778/03, ENARGAS stated that we had collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. The total amount demanded by ENARGAS amounted to Ps. 23.4 million, including interests and fines, which was recorded as a provision as of December 31, 2011.

          Interpretation disagreements with the regulatory authority

          As of the date of this annual report, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2011, the Company has registered an allowance of Ps. 10.8 million related to the effects of these disagreements.

          Executory proceedings

        As of the date of this annual report, there are no outstanding executory proceedings started by holders of Negotiable Bonds.

        Dividend Policy

        Pursuant to CNV Resolution No. 593/11, the earnings corresponding to the fiscal year and the earnings accumulated in the Retained Earnings Account ("cuenta de resultados no asignados") of public companies must be allocated to a specific purpose: (i) the payment of dividends, (ii) the capitalization of earnings and issuance of new shares; (iii) the constitution of reserves, or (iv) a combination of these. We did not pay any dividends in 2011, 2010 or 2009.

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

        We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2011.

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

        Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least U.S.$ 75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract. Our dividend policy is further restricted by our current reorganization procedure.

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

    To the extent that the depositary can, in its judgment, convert Pesos (or any successor or other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the depositary is required under the deposit agreement to convert or cause to be converted all cash dividends and other cash distributions received by it on the Class B Shares into U.S. Dollars and to distribute the resulting U.S. Dollars, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest, to the Holders of ADSs in proportion to the number of ADSs representing such Class B Shares held by each of them. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian of the depositary in Argentina, or the "Custodian," on account of taxes or other governmental fees or charges. If the depositary determines that, in its judgment, any foreign currency received by it cannot be so converted on a reasonable basis; the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders of ADSs entitled to receive it.

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

          Notes:

          (*) On June 17, 2010, we received a notice from the NYSE that our ADSs had been suspended from trading on the NYSE and was de-listed as a result of our filing to commence a reorganization proceeding (concurso preventivo). See Item 3: "Key information-Risk Factors-Risk Factor Relating to Us-Our ADSs have been suspended from trading and was de-listed from the New York Stock Exchange."

          Class B Shares

      The Class B Shares are listed on the BCBA under the trading symbol "METR." The Class B Shares began trading on the BCBA on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the BCBA:

	High	Low

2006:	1.41	0.99
2007:	1.89	1.24
2008:	1.42	0.43
2009:	0.97	0.44
2010:	1.18	0.59

2010:
First Quarter	0.92	0.72
Second Quarter	0.82	0.60
Third Quarter	0.71	0.59
Fourth Quarter	1.18	0.68

2011:
First Quarter	1.38	1.03
Second Quarter	1.24	0.94
Third Quarter	1.18	0.88
Fourth Quarter	1.14	0.69

Recent Six Months
November 2011	1.06	0.94
December 2011	0.94	0.69
January 2012	0.93	0.68
February 2012	0.90	0.77
March 2012	0.84	0.66
April 19, 2012	0.72	0.57

      On December 31, 2011, the last reported sale price of the Class B Shares on the BCBA was Ps. 0.69 per share. On December 31, 2011, there were approximately 1,173 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets
        The Argentine Securities Market

        There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja (which has never been operative). The oldest and largest of these exchanges is the BCBA, founded in 1854. Total trading volume in the equity securities of Argentine companies as of December 31, 2011 was approximately U.S.$ 48.1 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2010, the market capitalization of shares of the 98 companies (excluding mutual funds) listed on the BCBA U.S.$ 374.4 billion compared to U.S.$ 477.8 billion on December 31, 2010. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange.

        Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A., (the "MAE" or the "OTC Market"), an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the BCBA. Pursuant to an agreement between the BCBA and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA and trading in Argentine Government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the BCBA and the MAE. The agreement does not extend to other Argentine exchanges.

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

        Certain information regarding the Argentine securities market is set forth in the table below:
	2011	2010	2009	2008	2007

Market capitalization (U.S.$ billions)	374.4	477.9	575.0	357.3	563.0
Annual volume (US $ millions)	48,052	44,150	34,530	68,710	66,990
Average daily trading volume (U.S.$ millions)	12.4	14.3	14.3	28.0	28.5
Number of listed companies	98	98	101	104	102

        Source: BCBA.

        The New York Stock Market

      The New York Stock Exchange traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE's unwavering commitment to investors and issuers. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world's largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system, and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms, create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. EST each business day of the year.

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

        Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousand of Pesos
Ordinary certified shares of Ps. 1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2011	569,171

      On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a reorganization proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. As of the date of this annual report, the acceptance and verification period for petitions (verificaciones de crédito) by potential creditors has ended. The court-appointed supervisor (the síndico concursal) submitted its report to the court regarding the potential petitions. On February 10, 2010, the Argentine court issued its decision on whether each respective petition was either accepted or rejected. On March 12, 2010, Gas Argentino challenged certain petitions accepted by the court on February 10, 2010. Additionally, certain creditors filed their petitions late (verificaciones tardías). On March 17, 2010, the court-appointed supervisor prepared and submitted to the court a report on Gas Argentino's general financial situation and reorganization proceeding. On April 29, 2010, the Argentine court proceeded to classify the claims in order of priority based primarily on the report of the court-appointed supervisor, establishing only one category for all the claims. On August 9, 2010, the Court extended the original term for Gas Argentino to submit its plan for reorganization, rescheduling all the deadlines to the ones established by the Court in our concurso preventivo proceedings, as follow: the exclusivity period, the period when the Company may submit a proposal to each individual creditor, was extended to March 9, 2012, the informative hearing was extended to March 2, 2012 and the date on which Gas Argentino must submit its proposal to unsecured creditors was extended to February 10, 2012.

      On February 10, 2012, Gas Argentino effectively presented its proposal to verified and admitted unsecured creditors according to the established timeframe.

      The proposal consists of an exchange offer by which the verified and admitted unsecured creditors would exchange their current claims for new negotiable obligations (the "New Notes") for the 35.01% of the nominal amount of that creditor's current claim. The New Notes would be denominated in U.S. Dollars and have a maturity date of December 2024. The principal amount of the New Notes could be paid in full in 4 equal and consecutive annual payments, beginning in December 15, 2021. The New Notes would accrue interest at an annual nominal interest rate of 8.875% from January 1, 2011, which interest would be paid on December 15 of each year. However, Gas Argentino would have the option to capitalize interest.

      On February 29, 2012, Gas Argentino was granted further extensions by the Court. Finally, the exclusivity period was extended up to August 16, 2012 and the informative hearing was extended to August 8, 2012.

      If, as a result of such proceeding, Gas Argentino is declared bankrupt, its creditors could foreclose on its only asset, our Class A and B Shares. In that case, there would be a change of control in our ownership which would require the approval of ENARGAS and we can offer no assurance that ENARGAS will approve any such change.

      Memorandum and Articles of Association
        Register

        Our By-Laws were registered in the Inspección General de Justicia, or the General Board of Corporations, on December 1, 1992 under number 11670, book 112, volume A of Corporations. The last modification of our By-Laws was approved on July 29, 2005, and was registered in the Inspección General de Justicia under number 11,027, book 29 of Corporations.

        Corporate Object and Purpose

        Article 4 of our By-Laws states that our purpose is to provide the gas distribution public service either by ourselves, through third parties or in association with third parties in Argentina. To that end, we may carry out all complementary and subsidiary activities related thereto, with full legal capacity to acquire rights, undertake obligations and exercise mandates and commissions, render gas pipeline maintenance and technical advisory services, construction works and other activities related to natural gas distribution. We may also carry out any type of financial transactions in general, except for those specified in the Financial Entities Act, and organize and participate in corporations by investing capital.

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
                approving increases in the capital stock not exceeding five times the current amount; and
                issuance of negotiable bonds, or "negotiable obligations."

                All other matters must be resolved at extraordinary meetings, including:

                increasing the corporate capital to over five times the current amount of any company which is not publicly held;
                capital stock reductions and returns;
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

        Shareholders may be represented by proxies at shareholders' meetings. Our Directors, members of the Supervisory Committee, managers and employees cannot act as attorney-in-fact. The shareholders or proxies attending a shareholders' meeting must sign the Register of Attendance.

        Directors, syndics (as defined below) and general managers are entitled and obliged to attend and to be heard at every shareholders' meetings. If they happen to be shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

        The quorum for an ordinary meeting of shareholders held on first notice requires the presence of shareholders representing a majority of the shares entitled to vote. On second notice, a meeting is considered duly constituted regardless of the number of shareholders present. Resolutions are adopted by majority of votes present, except when the By-Laws require a higher number.

        An extraordinary meeting held on first notice is duly constituted with the presence of shareholders representing sixty one percent of the shares entitled to vote, in the case a special quorum is not required by the By-Laws. On second notice, shareholders representing thirty percent of the shares entitled to vote are required, also provided that a greater or smaller quorum is not required by the By-Laws. In that sense, our By-Laws establish that on second notice the meeting shall be constituted irrespectively of the number of shares. Decisions are adopted by a majority of eligible votes present, unless a greater number is stipulated in the By-Laws, or required by the law, such as decisions regarding our transformation, extension or renewal; any anticipated dissolution; the transfer of our domicile abroad; or a material change of the corporate purpose or the total or partial refunding of the capital stock. In such circumstances, a majority vote of all eligible shares is necessary. Approval of a merger or spin-off also requires the vote of a majority of all eligible shares except in the case of a publicly held company, in which case the approval by a majority of eligible votes present is required to approve the transaction.

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

        303A.01.
        Requirement: Listed companies must have a majority of independent directors on their board of directors. Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders' meeting was held on April 29, 2011.

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

        Argentine Requirement: There is no specific reference within the Argentine law or within CNV standards about internal function. We have an internal audit department that reports risk management assessments to our Board of Directors.

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

        Argentine Requirement: Pursuant to Argentine standards, this is not applicable. Notwithstanding, on June 16, 2011, the Annual Written Affirmation was sent on time to the NYSE.

        Additionally, on June 17, 2010, we received a notice from the NYSE that our ADRs had been suspended from trading on the NYSE and we were delisted as a result of the reorganization filing.

            Supervisory Committee

            In accordance with the rules contained in Argentine Corporations Law No. 19,550, as amended, corporate supervision is entrusted to a Comisión Fiscalizadora, or a "Supervisory Committee." The election of its members, individually known as síndicos ("syndics"), and the organization and procedures of the committee are regulated by our By-Laws.

            The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Argentine Corporations Law, CNV rules or our By-Laws:

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

            Board of Directors

            The current Board of Directors is made up of eleven directors and four alternate directors. Members of the Board of Directors are appointed by the annual ordinary meeting of shareholders and are elected for a period of one to three fiscal years, at the end of which they may be re-elected or replaced.

            Our By-Laws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders have the right to elect six directors and six alternate directors, Class B shareholders have the right to elect four directors and four alternate directors and Class C shareholders have the right to elect one director and one alternate director. Class A, Class B and Class C shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of all the classes

            At least three of our directors and three of our alternate directors must be independent under Decree No. 677/01, CNV rules and SEC rules.

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

        The mandatory tender offer is not required when the acquisition of a "significant ownership" does not entail acquiring control of a company, which is acquiring more than 50% of the voting securities, or de facto control, or when a change of control occurs as a result of a merger or spin-off.

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

On January 6, 2002, the Public Emergency Law (i) repealed the Ps. l to U.S.$ 1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

On February 8, 2002, the Central Bank established certain restrictions to foreign exchange transfers outside Argentina. As a general rule, transfer of funds abroad requires prior Central Bank approval. However, this general principle has been eased by numerous exceptions introduced since December 2002.

On January 7, 2003, the Central Bank established that Argentine companies may freely transfer corporate profits and dividends corresponding to audited consolidated financial statements, subject to certain information requirements (i.e. no prior Central Bank approval is needed).

Beginning on September 3, 2002, the proceeds of foreign loans (including bond issuances, credit facilities, repos, etc.) must be brought into the local market, exchanged for Pesos and credited to a local bank account within a certain timeframe established by the regulations from time to time. Currently, such term is set in 30 days following disbursement for financial loans and, generally, 30 days from disbursement in the case of export financings.

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

Repayment of principal of, and interest on, foreign financial indebtedness was initially subject to the Central Bank's prior authorization. Currently, local companies, including us, may:

    Pay interest abroad at maturity or 5 days in advance, without prior Central Bank authorization. Access to the local exchange market for the payment of interest services is limited to (i) interest accrued as from the date the proceeds of the financing are brought into the local market and converted into Pesos, or (ii) interest accrued as from the disbursement date provided the financing proceeds are deposited in the corresponding accounts of licensed entities for their transfer and conversion into Pesos within 48 hours following disbursement.
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

Access to the exchange market by Argentine residents for the making of certain investments, including portfolio and direct investments, real estate investments and granting of loans to non-Argentine residents, is generally limited to U.S.$ 2 million per person per calendar month, provided the Argentine resident does not have due and unpaid external debt at the time of access to the local exchange market. Pursuant to Resolutions AFIP No. 3,210/11 and No. 3,212/11 and Central Bank Communications, prior to authorizing the sale of foreign currency to Argentine residents, the intervening bank must consult with an online database maintained by the federal tax authority. This database will confirm whether the resident has sufficient declared assets or funds to make the purchase or if there are inconsistencies with the tax information provided by the resident. In the event that the tax authority informs that the resident's declared assets or funds are not sufficient, or in the case of inconsistencies, the local financial entity shall not sell foreign currency to the relevant resident. In addition to these requirements, certain formal requirements apply and in the case that the amount of foreign currency purchased in the calendar year does not exceed the company's net value (per the financial statements corresponding to the immediately preceding fiscal year) plus the earnings generated after the end of the immediately preceding fiscal year plus the sales of foreign currency in the MULC minus the investments in external assets (including U.S.$) as of the date of purchase minus local deposits in foreign currency minus participations in local companies minus distributions of profits and dividends approved after the end of the immediately preceding fiscal year.

Regulations allow for a specific period of time, transfers in excess of the above mentioned cap in the case of portfolio investments applied, within a certain term, to the payment of external financial debts, payment of imports, payment of dividends or the making of direct investments abroad. The last extension expired on February 27, 2012. Although the Central Bank has consistently extended the effectiveness of this exception, it cannot be assured that a new extension will be enacted.

Moreover, pursuant to Decree No. 616/05, unless expressly exempted, foreign financial loans granted to local residents and other transfers of funds made by non-Argentine residents (in the latter case, if they exceed U.S.$ 2 million per month in the aggregate, and only in respect of the amounts in excess of such threshold) are subject to a 365-day dollar-denominated, non-interest bearing and non-transferable U.S. dollar deposit to be created over 30% of the amounts transferred in a local bank. Exceptions include, among others, and subject to compliance with certain requirements, financial loans with a minimum average life of two years applied to the purchase of fixed assets and inventories. Also, the primary issuance (if seen from the issuer's standpoint) or the primary subscription (if seen from the investor's standpoint) of publicly traded and listed shares and/or debt securities is not subject to the 30% mandatory deposit.

Additionally, the repatriation abroad of funds and investments held or received locally by non-Argentine residents is subject to specific rules. Generally, the repatriation of direct investments (equity investments for at least 10% of the company's capital stock) is subject to the investor evidencing that it has maintained its investment for at least 365-days. If the investment is made after October 28, 2011, the foreign resident must also show that it has transferred to Argentina the funds required to make the investments, for investments made in Argentina. In the case of portfolio investments (including, inter alia, equity investments for less than 10% of the company's capital stock, investments in mutual funds, credit portfolios, locally payable bonds in Pesos, etc.) in addition to evidencing the minimum permanency term, the investor shall be required to evidence that it transferred to Argentina the funds required to make the investments. Moreover, in the case of portfolio investments, repatriation is limited to U.S.$ 500,000 per month. Certain additional requirements exist. In both cases, in the event the foreign investor is domiciled or organized in a jurisdiction of null or low taxation (in accordance with Argentine law), the repatriation of its portfolio or direct investments shall be subject to the prior authorization of the Central Bank.

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

      Tax Treaties

      Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States that is applicable to the Class B Shares or ADSs.

      Other Taxes

      Value Added Tax (VAT). The sale or disposition of the Class B Shares or ADSs is not subject to VAT unless effected by a person that regularly sells them and is a resident in Argentina.

      Estate and Gift Taxes, Stamp Duties and Similar Taxes. There are no inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of Class B Shares or ADSs at the federal level in Argentina. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of Class B Shares or ADSs.

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

      There is a standard deduction from the tax base of Ps. 60,000 after which all amounts will be subject to the tax, at rates ranging from 4% to 21.925%, depending on the value of the assets transferred and the closeness of the connection between transferor and transferee.

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

      Shares in business entities also subject to Minimum Presumed Income Tax are excluded from the tax base.

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

      Distributions

      U.S. Holders

      Subject to the discussion below under "-Passive Foreign Investment Company Considerations," distributions (without reduction of Argentine withholding taxes, if any) made with respect to ADSs or Class B Shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) are includible in the gross income of a U.S. Holder as foreign source dividend income on the date such distributions are received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of Class B Shares, to the extent paid out of our current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes ("earnings and profits"). Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code and also may not be taxed at a preferential rate for certain U.S. Holders as discussed in the following paragraph. Any distribution that exceeds our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs or Class B Shares (thereby reducing a U.S. Holder's tax basis in such ADSs or Class B Shares) and thereafter as either long-term or short-term capital gain (depending on whether the U.S. Holder has held ADSs or Class B Shares, as applicable, for more than one year as of the time such distribution is actually or constructively received).

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

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. Holders (including individuals) in a taxable year beginning on or before December 31, 2012 with respect to the ADSs will currently be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC." Because our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange, such conditions may not be satisfied with respect to any dividends paid on the ADSs. Moreover, based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a U.S. exchange. The potential application of the PFIC rules to our ADSs and Class B Shares is further discussed below. U.S. Holders should consult their own independent tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

      Sale, Exchange or Other Taxable Disposition of ADSs or Class B Shares

      U.S. Holders

      In general, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of ADSs or Class B Shares generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition (without reduction for any Argentine taxes) and the U.S. Holder's adjusted tax basis in the ADSs or Class B Shares. Subject to the discussion below under "-Passive Foreign Investment Company Considerations," such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if, at the time of sale, exchange or other taxable disposition, the U.S. Holder held the ADSs or Class B Shares for more than one year. Under current law, capital gains of certain non-corporate U.S. Holders (including individuals) from the sale, exchange or other taxable disposition of ADSs or Class B Shares held more than one year may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations under the Code.

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

      A U.S. Holder of stock in a PFIC may make a "mark-to-market" election, provided the PFIC stock is "marketable stock" as defined under applicable Treasury Regulations (i.e. "regularly traded" on a "qualified exchange or other market"). A "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934 (such as the New York Stock Exchange). PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Because our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange, such conditions may not be satisfied with respect to the ADSs. We cannot assure U.S. Holders that our ADSs or Class B Shares will be treated as "marketable stock" for any taxable year.

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

      U.S. Holders should consult their own independent tax advisors regarding the potential application of the PFIC rules to their ownership of the ADSs or Class B Shares, the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year and applicable filing requirements based on their particular situation.

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

      In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or Class B Shares and the application of the recently enacted legislation to their particular situations.

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

      Anyone may request a copy of these filings by writing to Gregorio Aráoz de Lamadrid 1360, (1267) Ciudad Autónoma de Buenos Aires, Argentina, attention: Investor Relations Office or calling us at (54)(11) 4309-1381.

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

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to U.S.$ 1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps. 424.9 million at December 31, 2001 before adjustment for inflation. As of December 31, 2011, our foreign-denominated financial debt, registered under "reorganization liability," amounted to Ps. 1,119.3 million. As of December 31, 2010 and 2009, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps. 1.034.6 million and Ps. 920.6 million.

    Our foreign exchange net loss from financial operations during 2011, 2010 and 2009 were Ps. 68.4 million, Ps. 38.0 million and Ps. 85.3 million, respectively.

    The table below provides information about our financial debt (includes restructured debt and holdouts) as of December 31, 2011 that may be sensitive to changes in interest rates and foreign exchange:
				Expected Maturity Date(6)
	2011	Interest Rate	Fair Value	Without due date	2012	2013	2014	2015	2016	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations U.S.$

Series 1 (4)	907,477	9%(1)	372,066	907,477	-	-	-	-	-	-
Series 2 Class A (5)	26,921	7%(2)	11,038	26,921	-	-	-	-	-	-
Interest payables	34,089			34,089
Total Negotiable Obligations U.S.$	968,487

Negotiable Obligations Euros

Series B (5)	1,693	7.375%(3)		1,693	-	-	-	-	-	-
Series 2 Class B (5)	145,635	5.8%(3)	59,710	145,635	-	-	-	-	-	-
Interest payables	3,516			3,516
Total Negotiable Obligations Euros	150,844

Total Negotiable Obligations	1,119,331

    (1) Interest rates for this series is 9%.

    (2) Interest rates for this series are 7% for the years 2011-2012 and 8% subsequently.

    (3) Interest rates for this series are 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

    (4) The amortization schedule for the principal amount of this series was the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

    (5) The amortization schedule for the principal amount of this series was the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

    (6) On June 17, 2010, we filed a petition for reorganization proceeding (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

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

Fees and other Payments Made by the Depositary

The Depositary has agreed to reimburse or pay, on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal fees and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.) The Depositary has covered all such expenses incurred by us during 2010 and reimbursed us in the amount of U.S.$ 38,000, such amount is not related to the fees collected by the Depositary from our ADS holders. During 2011, we did not incur in any expenses for which we are to be reimbursed.

    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness.

    On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of U.S.$ 93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, U.S.$ 130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and U.S.$ 50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the "Solicitations"). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to U.S.$ 299,700,226 (including the equivalent of U.S.$ 23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

    The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-Our tariff and license negotiation with the Argentine Government has not concluded and consequently, we are facing financial difficulties that have led us to file a petition for reorganization proceeding (concurso preventivo) in an Argentine court. As a result our auditors have issued an opinion that contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern."

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

    Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recent restructuring process. We cannot distribute dividends until December 31, 2012 and, even then, only if we have repaid at least U.S.$ 75 million of our outstanding debt. Therefore, our ability to pay dividends is currently limited by our debt rate as defined in our restructuring contract. See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy."

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

        The Company's management, including out Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of the end of the period covered by the report.

        This annual report does not include an attestation report of the company's registered public accounting firm on management's assessment of the Company's internal control over financial reporting based on Item 15(c) of the SEC's Form 20-F, which only requires an attestation report where the Form 20-F is being used as an annual report if the Company is (1) an accelerated filer or (2) a large accelerated filer. As of December 31, 2011 and the date of this annual report we are a non-accelerated filer.

        Changes in Internal Control

    There have been no changes in our internal controls over financial reporting or in other factors, during the period covered by this annual report, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

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

    ITEM 16C. Principal Accountant Fees and Services

    Pwc acted as our independent registered public accounting firm for the years 2011 and 2010. The table below sets forth the fees for services performed by pwc, an independent registered public accounting firm for the years 2011 and 2010 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2011	2010
	(in Pesos)
Audit Fees	1,254,961	1,187,069
Audit-Related Fees	174,050	221,900
Tax Fees	119,564	102,492
All Other Fees	-	-
Total	1,548,575	1,511,461

        Audit Fees

        Audit fees are fees agreed upon with pwc for the years 2011 and 2010 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings before governmental offices, etc.

        Audit-Related Fees

        Audit-related fees in 2011 and 2010 include fees related to attestations derived from requirements of ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la República Argentina, AFIP, etc.).

        Tax Fees

        Tax fees in 2011 and 2010 were related to services agreed-upon for tax compliance.

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
              Reporting Duties: upon the implementation of this policy, pwc, or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to pwc or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.
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

  ITEM 16H. MINE SAFETY DISCLOSURE

  Not applicable.

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

Date: April 26, 2012

METROGAS S.A.

Ps.: Argentine Pesos

US$: U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2011 and 2010, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Argentina.

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

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)

Gabriela I. Slavich

Buenos Aires, Argentina
March 7, 2012 (except with respect to the

matters discussed in Notes 17 to 20 to the

consolidated financial statements, as to which the date is April 26, 2012)

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	54,763	49,559
Investments (Note 5 b))	152,515	261,789
Trade receivables, net (Note 5 c))	238,036	207,305
Other receivables (Note 5 d))	17,730	13,319
Inventories, net (Note 5 e))	7,649	4,592
Total current assets	470,693	536,564

NON - CURRENT ASSETS
Investments (Note 5 f))	445	668
Other receivables (Note 5 g))	279,613	250,791
Fixed assets, net (Note 5 h))	1,752,923	1,722,877
Total non - current assets	2,032,981	1,974,336
Total assets	2,503,674	2,510,900

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5 i))	243,322	307,824
Payroll and social security payable	39,425	29,245
Taxes payable (Note 5 j))	45,499	37,699
Other liabilities	10,892	9,195
Contingencies provision (Note 21 d))	91,067	79,098
Total current liabilities	430,205	463,061

NON - CURRENT LIABILITIES
Reorganization liabilities (Note 5 k))	1,319,615	1,220,331
Total non - current liabilities	1,319,615	1,220,331
Total liabilities	1,749,820	1,683,392
MINORITY INTEREST	1,071	1,604
SHAREHOLDERS' EQUITY (as per related statement)	752,783	825,904
Total	2,503,674	2,510,900

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2011	2010	2009

Sales (Note 5 l))	1,161,174	1,123,884	1,075,885
Operating cost (Note 21 c))	(858,406)	(810,744)	(771,242)
Gross profit	302,768	313,140	304,643

Administrative expenses (Note 21 b))	(158,746)	(123,831)	(97,659)
Selling expenses (Note 21 b))	(153,057)	(132,837)	(112,898)
Operating (loss) income	(9,035)	56,472	94,086

Financing and holding results generated by assets
Holding results	9,569	5,115	2,779
Result on present-valuing long term other receivables	(3,688)	(34,293)	(1,482)
Interest on commercial operations	4,235	4,874	9,531
Interest on financial operations	5,945	311	1,733
Exchange gain (loss) on commercial operation	2,995	815	(747)
Exchange gain (loss) on financial operation	13,620	(2,651)	2,263

Financing and holding results generated by liabilities
Interest on commercial operations	(3,235)	(495)	316
Interest on financial operations	(7)	(33,137)	(69,717)
Result on present-valuing long term financial debt	-	(48,003)	(18,524)
Exchange loss on commercial operations	(75)	(706)	(1,859)
Exchange loss on financial operations	(82,046)	(35,380)	(87,610)
Others	(9,691)	(5,751)	(7,469)

Other income, net	7,249	8,565	8,048
Minority interest	(206)	(258)	(298)
Loss before income tax	(64,370)	(84,522)	(68,950)
Income tax (loss) gain (Note 3.6.h)	(8,751)	12,825	(9,392)
Net loss for the year	(73,121)	(71,697)	(78,342)

Loss per share (Notes 3.7 and 19 b))	(0.13)	(0.13)	(0.14)

Loss per ADS (Notes 3.7 and 19 b))	(1.28)	(1.26)	(1.38)

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2011	2010	2009
Cash flows from operating activities
Net loss for the year	(73,121)	(71,697)	(78,342)
Interest expense on financial debt accrued	-	33,137	69,717
Income tax accrued	8,751	(12,825)	9,392

Adjustments to reconcilie net income to cash flows provided by operating activities
Minority interest	206	258	298
Depreciation of fixed assets	71,961	74,421	71,331
Net book value of fixed assets written off	565	1,574	(243)
Allowance for doubtful accounts	(1,856)	6,973	8,174
Allowance for inventory obsolescence	453	43	167
Allowance for disposal of fixed assets	6,129	8,581	7,439
Contingencies provision	12,087	9,464	10,445
Materials consumed	4,926	3,966	8,009
Exchange loss on financial operations	82,046	35,380	87,610
Result on present-valuing long term financial debt	-	48,003	18,524
Result on present-valuing long term other receivables	3,688	34,293	1,482
Other financial results	2,729	(2,565)	-

Changes in assets and liabilities
Trade receivables	(28,875)	(45,823)	(2,467)
Other receivables	(34,264)	(32,111)	(26,923)
Inventories	(8,009)	(4,679)	(8,244)
Non current investments	223	(297)	(52)
Accounts payable	(50,672)	206,527	77,729
Payroll and social security payable	10,180	9,727	4,742
Taxes payable	2,614	13,598	(1,565)
Other liabilities	959	1,140	1,768
Contingencies provision	(118)	(1,142)	(401)
Income tax paid	(5,544)	(13,741)	(7,162)
Net cash provided by operating activities	5,058	302,205	251,428

Cash flows used in investing activities
Purchase of fixed assets	(109,128)	(119,111)	(105,756)
Net cash used in investing activities	(109,128)	(119,111)	(105,756)

Cash flows used in financing activities
Bank overdraft	-	(31)	31
Interest paid	-	-	(70,574)
Net cash used in financing activities	-	(31)	(70,543)

(Decrease) Increase in cash and cash equivalents	(104,070)	183,063	75,129
Cash and cash equivalents at the beginning of the year	311,348	128,285	53,156
Cash and cash equivalents at the end of the year (1)	207,278	311,348	128,285

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

(1) Includes Ps. 53,499 thousands, Ps. 67,427 thousands and Ps. 54,106 thousands as of December 31, 2011, 2010 and, 2009 related to cash deposited in the trust funds in January 2012,  2011 and 2010, respectively.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands of Argentine Pesos unless otherwise indicated)
	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPRIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2008	569,171	684,769	45,376	(323,373)	975,943
Net loss for the year	-	-	-	(78,342)	(78,342)
Balance as of December 31, 2009	569,171	684,769	45,376	(401,715)	897,601
Net loss for the year	-	-	-	(71,697)	(71,697)
Balance as of December 31, 2010	569,171	684,769	45,376	(473,412)	825,904
Net loss for the year	-	-	-	(73,121)	(73,121)
Balance as of December 31, 2011	569,171	684,769	45,376	(546,533)	752,783

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

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

On October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by Public Emergency Law No. 25,561, we signed a Transition Agreement with UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09. Despite this fact, the Company's tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by ENARGAS (Ente Nacional Regulador del Gas) and is still being reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither MPFIPS nor the ENARGAS has granted to MetroGAS the pass through to tariffs of municipal levies, contributions and other charges, which significantly and increasingly impacts our cash flow generation. It is worth mentioning that all of the increases granted for customer categories, which the Company has invoiced to its customers, have had no effect on the Company's income because the resources have been used to expand the main gas pipeline capacity, compensate for natural gas price increases from producers and to pay for natural gas imports necessary due to the volume of internal demand. Moreover, for the past twelve years, the Company has operated with frozen tariffs and has not received any subsidies from the Government. Since 2001, operating costs have increased by 359%.

MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006.

However, despite the fact that the Company hired a financial advisor to find alternatives that would allow the renegotiation of its financial debt, the proposed actions have not been successful. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds needed to pay its commercial and fiscal obligations.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522 (see "Reorganization Proceeding (concurso preventivo)" as described below).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that starting managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") (see "ENARGAS Intervention" as described below).

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 10). On February 17, 2010, MetroGAS commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-Secretary of Coordination and Management Control of the MPFIPS for its delay in reviewing the proposed MetroGAS tariff schedules.

Consequently, as of December 31, 2011, the Company has neither recorded nor invoiced the effects of the Transition Agreement.

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

Reorganization Proceeding (concurso preventivo)

The adverse financial conditions that MetroGAS faces as a result of its frozen tariffs, from the non implementation of the Transitory Agreement, no reallocation on tariffs of municipal rates and the increase of expenses resulting from operations, administration and commercialization resulted in its Board of Directors approving the Company's filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing constituted an event of default under the Company's outstanding debt obligations and, pursuant to the terms of its outstanding debt obligations, resulted in the automatic acceleration of its outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations.

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

On July 12, 2011, the Company presented before the Court the Reorganization Proposal to each creditors verified and declared admissibles. On October 3, 2011 MetroGAS submitted in the proceedings case record the commercial creditors' consent as regards the Company proposal; this consent represented the absolute majority of verified creditors.

On November 21, 2011 the Company submitted before the Court an improved reorganization proposal.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

On December 1, 2011, MetroGAS requested the call for bondholders' meeting stated in section 45 bis of the Bankruptcy Law; the Court ordered, on December 6, 2011, that the meeting was to be held on February 24, 2011 at 11.00 a.m. at the Company's headquarters, in order the current preventive agreement proposal at the time of the assembly to be accepted or rejected. The Court appointed Dr. Cristian Fox to chair the Assembly.

On February 2, 2012, the Company presented, before the Court a complete redesigned final proposal for the reorganization proceeding creditors whose claims do not enjoy a priority, verified or declared admissibles.

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits, of two negotiable obligations (the "New Notes"), with maturity date on December 31, 2018.

The New Notes are nominated in American Dollars and their capital amounts (nominal value) at the time of issuing the obligations shall be as follows: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims (the "New Notes") and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Furthermore, two different series will be issued within each of the classes of New Notes in order to identify the unsecured claims with previous Notes (Series L) from the rest of the unsecured claims (Series U), which will allow the follow up and application of the applicable legal regime, both with respect to the public offering of securities and to tax and foreign exchange regulations. Additionally, the Company offers to pay at the time of issuing the New Notes an amount equal to the interest that the above mentioned New Class A Notes would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%.

The principal amount of the New Notes shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Notes shall be due and payable in accordance with their terms as from their issuance date. The New Class B Notes shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Notes is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Notes or (y) the holders of at least 25% of the New Class A Notes, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Notes as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Main Notes (any of the events described in (x) or (y), a "Triggering Event"), provided that such Triggering Event takes place on the later of: (i) any date within the first year computed as from the issuance date of the New Notes, or (ii) on or before December 31, 2013 (the "Deadline"). If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Notes shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect. The New Class A Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Notes shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

On February 16, 2012, alleging that the non-financial creditors had a very short time to understand the last submitted proposal, which was quite complex, that it was necessary to complete the reorganization proceedings of the parent company (Gas Argentino S.A.) and considering the re-start of the negotiations with UNIREN to achieve a tariff reschedule, the Company filed with the National Commercial Court that hears its reorganization proceedings, a petition to extend the exclusivity period for ninety working days and, consequently, to annul the informative hearing established initially for March 2, 2012 and schedule a new hearing to that effect five days before the maturity of the extended exclusivity period. Furthermore, the Company requested the postponement of the noteholders' meeting called by the Court for February 24, 2012 at 11.00 a.m.

At the same date, the Court solved favorably the request mentioned before and, consequently, the informative hearing was established for July 11, 2012 and the noteholders' meeting was postponed until June 18, 2012.

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits observance, and the trustees in bankruptcy have issued the individual report as stipulated by Section 35 from the Bankruptcy Law. On April 20, 2011 the judge issued the resolution stipulated by section 36 of the same law (Resolution concerning the origin of the said credits), on May 3, 2011 MetroGAS suggested a sole category of unsecured creditors, and finally on June 21, 2011 the trustee in bankruptcy in charge submitted the general report stipulated by section 39 indicating the causes of the economic unbalance, describing assets and liabilities and date and causes of the suspension of payments, irrevocable actions, opinions about the categorization, etc.

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

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the reorganization proceeding (concurso preventivo) described above. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

ENARGAS Intervention

Following MetroGAS' filing for reorganization proceeding on June 17, 2010, ENARGAS issued Resolution No. I-1,260 and for the next 120 days appointed Ing. Antonio Gómez as MetroGAS's Interventor. The Resolution states that the Interventor will (a) supervise and control all of MetroGAS' activities that could have an impact on the public service gas supply rendered by the Company, which supply is the core of the license agreement; (b) initiate a corporate audit of MetroGAS; and (c) itemize and appraise all the Company's assets. MetroGAS is uncertain as to the effect such intervention will have over its results of operation and financial condition.

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

The intervention has been extended in different opportunities for a hundred an twenty days appointing Engineer Antonio Gomez as Official Receiver. The last extension was stipulated by the ENARGAS through Resolution I/16,154 from February 7, 2012, in the same terms as previously mentioned.

Suspension of Trading of the ADSs on NYSE

As a result of our filing for reorganization proceeding, our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE's application on Form 25 with the SEC on July 15, 2010. The last day that the Company's ADSs traded on the NYSE was June 17, 2010. The suspension of trading of our ADSs on the NYSE and their subsequent delisting have negatively impacted the levels of liquidity available to our ADS holders as they can only trade their securities (i) on the over-the-counter market in the United States or (ii) after converting them into common shares on the Buenos Aires Stock Exchange Additionally, MetroGAS can provide no assurance that it will be able to re-list its ADSs on the NYSE should the Company be successfully reorganized.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

Argentine GAAP

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, or the "CNV"), assuming that the Company will continue as a going concern. However, the Company's consolidated financial statements do not include any adjustments or reclassifications that might result either from the successful outcome of the reorganization proceeding (concurso preventivo) described above or from the non-occurrence of the event. These financial statements should be read in this context.

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

Transition to IFRS

On December 29, 2009, the CNV issued by Resolutions No. 562/09 and 576/10, adopting Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" In summary, this resolution states that:

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

On January 24, 2012 the CNV issued Resolution No. 600 extending the enforcement of the IFRS for one year to licensees of the gas transport and distribution public services as well as to its controlling companies. On February 17, 2012, the FACPCE issued Resolution MD No. 669/12 confirming this CNV Resolution.

Consequently, the enforcement of those standards shall be compulsory for the Company as from fiscal year beginning on January 1, 2013.

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

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

The Company has made progress in the evaluation of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

a) Recognition of Fixed Assets: as indicated in Note 1, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years moreunder certain conditions. Nowadays, according to the AsiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, which is still under analysis between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a different treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as of the IFRS application date, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under AsiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 9.4.5. to these financial statements. Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding passthrough is available.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

In addition, under ASiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation: under AsiF, warehouse materials in stock are valued at their replacement cost at the end of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

The Company considered in the preparation of the disclosure mentioned above that those IFRS will be applied for the preparation of the financial statements at December 31, 2013. The IFRS that will be applicable at December 31, 2013, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the disclosures above. As a result, the accounting policies described above are subject to change up to the reporting date of the Company's first IFRS financial statements.

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

A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:
Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2011	2010	2009
MetroENERGÍA S.A. (i)	95%	95%	95%

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

3.3. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

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

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2011, 2010 and 2009.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

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

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2011 and 2010 amounted to Ps. 8,514 and to Ps. 6,347 respectively.

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

The following tables show changes and breakdown of deferred tax assets and liabilities:

Deferred tax assets
	Estimated loss carryforward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
Balances as of December 31, 2010	4,989	22,997	28,496	21,280	3,375	47	81,184
Movements of the year	17,810	(1,056)	4,196	224	3,940	(1,208)	23,906
Balances as of December 31, 2011	22,799	21,941	32,692	21,504	7,315	(1,161)	105,090

Deferred tax liabilities
	Fixed assets	Other	Total
Balances as of December 31, 2010	(9,478)	132	(9,346)
Movements of the year	(1,102)	(43)	(1,145)
Balances as of December 31, 2011	(10,580)	89	(10,491)

Deferred income tax assets generated by the tax loss carryforward recorded by the Company amount to Ps. 13,468, Ps. 4,989 and Ps. 22,799 as of December 31, 2009, 2010 and 2011, respectively, which can be offset against profits for future years, expiring Ps. 5,392 in 2014 and Ps. 17,407 in 2016.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information amount to Ps. 42,271, Ps. 71,838 and Ps. 94,599 as of December 31, 2009, 2010 and 2011, respectively.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:
	December 31,
	2011	2010	2009
Income tax expense on pre-tax income	(22,530)	(29,583)	(24,133)
Permanent differences
Restatement into constant currency	12,067	14,152	13,788
Non deductible expenses and non-taxable income	(886)	2,606	(1,156)
Expiration of tax loss carryforward	-	-	23,106
Valuation allowance on deferred income tax assets	-	-	(23,279)
Valuation allowance on minimum presumed income tax	20,100	-	21,066
Total income tax expense / (benefit)	8,751	(12,825)	9,392

Below is the reconciliation between income tax expense / (benefit) and the income tax determined for fiscal purposes:

	December 31,
	2011	2010	2009
Income tax determined for fiscal purpose	(6,398)	25,221	1,508
Temporary differences	(4,951)	(38,046)	(13,009)
Expiration of tax loss carryforward	-	-	23,106
Valuation allowance on deferred income tax assets	-	-	(23,279)
Valuation allowance on minimum presumed income tax	20,100	-	21,066
Total income tax expense / (benefit)	8,751	(12,825)	9,392

The accounting standards establish that differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements shall be treated as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 237 million, Ps. 249 million and Ps. 263 million at nominal values as of December 31, 2011, 2010 and 2009, respectively. The differences of Ps. 12 million, Ps. 14 million and Ps. 14 million, would have impacted in the results of the years 2011, 2010 and 2009, respectively.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

i) Minimum presumed income tax

The Company is subject to a tax on minimum presumed income. This tax supplements income tax. The Company calculates its minimum presumed income tax by applying the effective 1% tax rate on computable assets at the end of the year. The Company's tax obligation for each period will be the higher of income tax or minimum presumed income tax. If the tax on minimum presumed income exceeds income tax, the excess amount may be computed as a prepayment of income tax through the next ten fiscal years.

The Company, based on its estimated income tax for future years, has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2021.

To determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimate. Using such estimates, the Company registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 41,166 as of December 31, 2011 and Ps. 21,066 for each of the years ended December 31, 2010 and 2009.

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

o) Impairment of long-lived assets

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year, the Company evaluates the carrying value of its long-lived assets for impairment.

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

Based on the way MetroGAS operates its entire business, the manner in which assets are used and how assets generate cash flows, the Company considers that it has only one independent identifiable cash flow generating group of assets, and therefore, tested the group of assets for impairment as a whole.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Fair market value is determined primarily using projected cash flows discounted at a rate commensurate with the risk involved. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome.

As of December 31, 2011, we identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the discounted cash flows were higher than the carrying amount of fixed assets, we determined that the assets were not impaired.

3.7. Loss per share and per ADS

Loss per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2011, 2010 and 2009. Each ADS represents ten Class "B" shares.

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

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:
	December 31, 2011
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	922,612	248,059	(9,497)	1,161,174
Operating (loss) income	(55,337)	32,935	13,367	(9,035)
Equity in income of subsidiary	25,840	-	(25,840)	-
(Loss) income before tax	(75,779)	32,519	(21,110)	(64,370)
Income tax	2,658	(11,409)	-	(8,751)
Net (loss) income	(73,121)	21,110	(21,110)	(73,121)
Total assets	2,443,739	101,348	(41,413)	2,503,674
Total liabilities	1,690,956	79,927	(21,063)	1,749,820
Increase in fixed assets	109,128	-	-	109,128
Depreciation of fixed assets	71,961	-	-	71,961
Investment in subsidiary	20,350	-	(20,350)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	6,129	-	-	6,129
Contingencies provision	12,087	-	-	12,087
Materials consumed	4,926	-	-	4,926
Exchange loss on financial operations	82,046	-	-	82,046
Result on present-valuing long term financial debt	3,688	-	-	3,688

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)
	December 31, 2010
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	903,368	234,828	(14,312)	1,123,884
Operating income	3,074	52,178	1,220	56,472
Equity in income of subsidiary	26,129	-	(26,129)	-
(Loss) income before tax	(101,629)	48,876	(31,769)	(84,522)
Income tax	29,932	(17,107)	-	12,825
Net (loss) income	(71,697)	31,769	(31,769)	(71,697)
Total assets	2,451,150	91,002	(31,252)	2,510,900
Total liabilities	1,625,246	58,922	(776)	1,683,392
Increase in fixed assets	119,111	-	-	119,111
Depreciation of fixed assets	74,421	-	-	74,421
Investment in subsidiary	25,540	-	(25,540)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	8,581	-	-	8,581
Contingency provision	9,464	-	-	9,464
Allowance for doubtful accounts	5,921	1,052	-	6,973
Exchange differences on financial operations	35,380	-	-	35,380
Result on present-valuing long term financial debt	48,003	-	-	48,003
Materials consumed	34,293	-	-	34,293

	December 31, 2009
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	878,852	201,901	(4,868)	1,075,885
Operating income	35,935	47,428	10,723	94,086
Equity in income of subsidiary	31,582	-	(31,582)	-
(Loss) income before tax	(83,293)	40,950	(26,607)	(68,950)
Income tax	4,951	(14,343)	-	(9,392)
Net (loss) income	(78,342)	26,607	(26,607)	(78,342)
Total assets	2,181,254	74,021	(29,540)	2,225,735
Total liabilities	1,283,653	47,103	(3,968)	1,326,788
Increase in fixed assets	105,756	-	-	105,756
Depreciation of fixed assets	71,331	-	-	71,331
Investment in subsidiary	26,018	-	(26,018)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	7,439	-	-	7,439
Contingency provision	10,445	-	-	10,445
Allowance for doubtful accounts	5,618	2,556	-	8,174
Exchange differences on financial operations	87,610	-	-	87,610
Result on present-valuing long term financial debt	18,524	-	-	18,524

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

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2011, 2010 and 2009, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial derivative instruments for speculative purposes.

The Company provides credit in the normal course of business to a broad range of commercial and industrial users, government entities, residential customers and five electric power generating companies (the "Electric Power Generating Companies").

Trade receivables are mainly comprised of balances with residential and small volume general service commercial clients. The only significant concentrations of credit are those with the Electric Power Generating Companies.

Trade receivables from the Electric Power Generating Companies are as follows:
	December 31,
	2011	2010
Electric Power Generating Companies	29,221	25,718

The approximate percentages of net sales derived to Electric Power Generating Companies for the years ended December 31, 2011, 2010 and 2009 were 7.5%, 7.9%and 8.2% respectively.

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

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2011	2010
Assets
Current assets
a) Cash and banks
Cash	558	938
Banks	53,982	45,824
Collections to be deposited	223	2,797
	54,763	49,559
b) Investments
Savings account deposits	77	63
Mutual funds	76,321	105,541
Government securities	-	2
Time deposits	76,117	156,183
	152,515	261,789
c) Trade receivables, net
Trade accounts receivable	180,125	146,360
Unbilled revenues	33,637	31,829
Receivables from sales on behalf of third parties	34,236	47,363
Tax on banking transactions to be recovered	6,778	6,004
Related parties (Note 7)	477	442
PURE (i)	(258)	(2,797)
Allowance for doubtful accounts (Note 21 d))	(16,959)	(21,896)
	238,036	207,305

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
d) Other receivables, net
Other advances	6,039	6,827
Insurance and other prepaid expenses	5,293	3,671
Tax receivables	2,729	1,422
Other receivables	3,669	1,399
	17,730	13,319
e) Inventories, net
Warehouse materials	9,279	6,343
Allowance for inventory obsolescence (Note 21 d))	(1,630)	(1,751)
	7,649	4,592

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2011	2010
Non-current assets
f) Investments
Mutual funds	445	668
	445	668
g) Other receivables
Net deferred income tax (Note 3.6.h)	94,599	71,838
Receivables for minimum presumed income tax (Note 3.6.i)	117,205	101,914
Valuation allowance on minimum presumed income tax (Note 21 d))	(41,166)	(21,066)
	170,638	152,686
Study, revision and inspection of works in public space levy to be recovered GCBA (Note 9.4.5)	67,001	60,407
Occupancy of public space levy to be recovered (Note 9.4.5)	91,961	83,168
Others	331	16
Present Value Discount	(50,318)	(45,486)
	279,613	250,791
h) Fixed assets, net
Original value	3,007,909	2,915,493
Accumulated depreciation	(1,254,986)	(1,192,616)
	1,752,923	1,722,877

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:
		December 31, 2011			December 31, 2010
Categories	Annual Rate of Depreciation Max - Min	Cost	Accumulated Depreciation	Net book Value	Cost	Accumulated depreciation	Net book Value
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	76,156	27,133	49,023	76,156	25,708	50,448
High pressure mains	2.22% to 10%	294,342	190,363	103,979	294,312	185,460	108,852
Medium and low pressure mains	1.19% to 10%	1,774,133	572,478	1,201,655	1,720,532	540,795	1,179,737
Pressure regulating stations	4% to 12.5%	65,087	39,951	25,136	65,253	37,942	27,311
Consumption measurement installations	2.85% to 5%	352,062	163,778	188,284	345,670	150,778	194,892
Other technical installations	6.67%	52,213	46,068	6,145	50,735	43,893	6,842
Machinery, equipment and tools	6.67% to 20%	28,688	26,271	2,417	28,311	26,004	2,307
Computer and telecommunications equipment	5% to 50%	190,870	159,287	31,583	169,348	154,437	14,911
Vehicles	10% to 20%	10,986	9,197	1,789	10,986	8,378	2,608
Furniture and fixtures	10% to 20%	5,466	5,460	6	5,466	5,453	13
Materials	-	15,732	-	15,732	9,848	-	9,848
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	68,298	-	68,298	69,795	-	69,795
Advances to fixed assets suppliers	-	1,485	-	1,485	445	-	445
Distribution network extensions constructed by third parties	1.82% to 2.38%	68,447	15,796	52,651	66,261	14,430	51,831
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(6,042)	(796)	(5,246)	(5,969)	(662)	(5,307)
Allowance for obsolescence of materials (Note 21 d))	-	(1,035)	-	(1,035)	(615)	-	(615)
Allowance for disposal of fixed assets (Note 21 d))	-	(6,694)	-	(6,694)	(8,756)	-	(8,756)
		3,007,909	1,254,986	1,752,923	2,915,493	1,192,616	1,722,877

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2011	2010

Liabilities
Current liabilities
i) Accounts payable
Gas and transportation	83,871	107,857
Other purchases and services	61,075	85,949
Related parties (Note 7))	8,444	37,594
Payables from sales on behalf of third parties	36,433	8,997
Transportation Trust Fund (i)	53,499	67,427
	243,322	307,824

(i) Collected amounts related to Transportation Trust Fund which are pending deposit in the abovementioned trust.
j) Taxes payable
Value added tax	4,194	6,796
GCBA study, revision and inspection of works in public space levy	12,234	4,889
CNG tax	4,885	3,464
Income tax	15,657	18,332
Gross revenue tax	2,359	2,325
Other taxes	6,170	1,893
	45,499	37,699

k) Reorganization liabilities (Note 2)
Accounts payable	118,983	109,373
Financial debt (Note 10 and 21 a))	1,119,331	1,034,556
Payroll and social security payable	3,534	3,534
Taxes payable	46,140	45,461
Related companies (Note 7)	31,600	27,380
Other liabilities	27	27
	1,319,615	1,220,331

Statement of Operations	December 31,
	2011	2010	2009
l) Sales
MetroGAS' gas sales
	625,381	604,269	603,968
MetroENERGíA's sales on own behalf
	231,220	222,740	186,012
MetroGAS' transportation and distribution services
	189,003	189,857	177,740
MetroGAS' other sales
	43,993	46,145	43,475
MetroGAS' processed natural gas sales
	54,738	48,785	48,801
MetroENERGíA's selling commission
	16,839	12,088	15,889
	1,161,174	1,123,884	1,075,885

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:
	December 31,
	2011	2010
6.1. Investments
- Becoming due
less than 3 months	76,117	156,183
- Without due date	76,843	106,274
Total	152,960	262,457

6.2. Receivables
- Past due
less than 3 months	23,825	10,931
from 3 to 6 months	10,679	9,591
from 6 to 9 months	30,769	24,249
from 9 to 12 months	1,093	1,297
from 1 to 2 years	7,310	14,023
more than 2 years	7,279	7,478
Sub-total	80,955	67,569
- Without due date	3,118	2,998

- Becoming due
less than 3 months	177,069	163,753
from 3 to 6 months	6,672	3,976
from 6 to 9 months	2,908	2,380
from 9 to 12 months	2,003	1,844
from 1 to 2 years	38,800	20,058
more than 2 years	240,813	230,733
Sub-total	468,265	422,744
Allowance for doubtful accounts	(16,959)	(21,896)
Total	535,379	471,415

6.3. Payables
- Past due
less than 3 months	39,970	68,935
from 3 to 6 months	1,844	1,793
from 6 to 9 months	51	72
from 9 to 12 months	422	-
from 1 to 2 years	72	-
Sub-total	42,359	70,800
- Without due date (*)	1,328,429	1,228,218

- Becoming due
less than 3 months	271,286	287,383
from 3 to 6 months	1,340	5,507
from 9 to 12 months	15,339	12,386
Sub-total	287,965	305,276
Total	1,658,753	1,604,294

(*) As of December 31, 2011, Reorganization liabilities are included for an amount of Ps. 1,319,615 thousand.

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2011 and 2010 investments include (i) "BODEN" bearing interest at an annual rate of 2.00% December 31, 2010, (ii) time deposits at an annual average rate in Dollars of 0.19% as of December 31, 2010, and at an annual average rate in Pesos of 19.59% and 11.13% as of December 31, 2011 and 2010, respectively and (iii) mutual funds at an average annual yield of 7.8% and 4.6% as of December 31, 2011 and 2010, respectively.

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

Payables do not accrue interest, except for the financial debt, which is detailed in Note 10 and taxes payable in relation to the payment facilitation plans which accrued interest until the date of the filing for reorganization proceeding (concurso preventivo, Note 2), according to Article 19 of the Bankruptcy Law. From that date forward, the accrual of interest should be suspended.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

Gas Argentino, as owner of 70% of the Company's common stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2011, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.
  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A (2009) and YPF (2009, 2010 and 2011).

During the years ended December 31, 2011, 2010 and 2009, MetroGAS entered into certain transactions with Astra Evangelista S.A., as mentioned below, who is indirectly related to YPF.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Under the Law No. 24,076 (the "Gas Act" and Decree No. 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2011, 2010 and 2009, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related parties are as follows:
	December 31,
	2011	2010	2009
Gas sales	1,029	1,101	1,351
Commissions for sales on behalf of third parties	-	617	1,556
Gas purchases	76,141	98,766	102,065
Fees for professional services	993	780	2,300
Other income, net	-	107	-

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2011 and 2010 from transactions with related parties are as follows:

	December 31,
	2011				2010
	Trade receivables	Accounts payable	Other liabilities	Reorganization liabilities	Trade receivables	Accounts payable	Reorganization liabilities
	Current	Current	Current	Non Current	Current	Current	Non Current
	Thousands of Ps.
Controlling company:
Gas Argentino S.A.	-	-	-	-	-	-	-

Significant influence:
YPF Inversora Energética S.A.	-	-	335	-	-	-	-
Other related parties:
BG Argentina S.A.	-	-	403	-	-	-	-
YPF S.A.	26	8,444	-	31,600	226	37,594	27,380
Operadora de Estaciones de Servicios S.A.	451	-	-	-	216	-	-

Board of directors and management:	-	-	-	-	-	-	-

	477	8,444	738	31,600	442	37,594	27,380

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

As indicated in Note 2, the above-mentioned provisions have been and/or may be modified. It is not possible to assess the impact of any such modifications.

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

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the license, in which MetroGAS would have the option, in case it has complied with its obligations, to match the best bid offered to the Government by any third party.

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
  Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company's license.
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

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase 3.78%. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would have been recovered through the tariffs as from July 1, 2002 to June 30, 2004.

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

The Emergency Law, which was originally scheduled to expire in December 2003, was extended until December 31, 2013. The renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Although several draft proposals have been exchanged with UNIREN during the last years (last version was received in January 2012), the Company has not been able to reach a definitive agreement because, among other reasons, the Government requires the Company's direct and indirect shareholders to suspend and eventually release any domestic or international claim against the Government as a consequence of the emergency condition and that the Company grant indemnity to the Government regarding any measure, decision or ruling relating to economic compensation or a claim for damages or indemnity based on or related to measures implemented due to the emergency situation established by Law 25,561 and/or the cancellation of the PPI with regard to the license agreement. Among the relevant issues lacking a consensus for signing of a letter of understanding we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still negotiating an agreement contemplating tariff increases which allows it to make a proposal to its creditors and end the legal proceedings it is involved in, thus restoring business feasibility. According to the Company's legal advisors, a letter of understanding with the characteristics proposed by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

On September 24, 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control MetroGAS' background and the tariff schedules resulting from the executed Transition Agreement. On February 17, 2010, MetroGAS commenced a legal proceeding before the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation.

On January 18, 2012, MetroGAS received Note No. 12 from the UNIREN requesting the company to restore the renegotiation of the Gas Distribution License. Since then, MetroGAS and the UNIREN has been meeting and exchanging comments to the draft of the Final Agreement proposed by the UNIREN.

In June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Transition Agreement requests.

With regard to the trust fund that would be destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to form an administrative trust fund with Nación Fideicomisos S.A. At first, the letter of understanding was signed by both parties and sent to ENARGAS and the MPFIPS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN, but as of the date of issuance of these financial statements, no answer was received by MetroGAS. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company's equity.

During 2010 and 2011, several notices were sent to ENARGAS, UNIREN, and MPFIPS highlighting the difficulties MetroGAS has experienced in maintaining its solvency and the urgent necessity of signing the Renegotiation Agreement.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, as noted above, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Sub-secretary of Coordination and Management Control due to their delay in implementing the "Temporary Tariff Scheme" (RTT) established in the Transition Agreement signed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09.

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

On November 30, 2010 the Judge rejected the legal protection proceeding, a decision that was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the ENARGAS has not issued the tariff charts that allowed the implementation to the Transition Agreement signed in October 2008 and approved by the Executive Power in March 2009, as a consequence, the Company was neither invoiced nor registered the effects of the mentioned Transition Agreement, moreover, as of this date it has not been possible to reach the necessary consensus to meet neither the interests of the National Government nor the ones of the Company and its shareholders.

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

On that same date, through Resolution No. I-1,260, ENARGAS notified MetroGAS that the Company was intervented (as described in Note 2).

Considering the situation the Company is going through, and the fact that on January 6, 2012 the Emergency Law No. 25,561 had been in force for 10 years and so as to efficiently protect its rights, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose.

9.4. Changes in Regulation

9.4.1 Unbundling of natural gas

In mid-February 2004, the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment on the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

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

In this context, MetroENERGÍA was conformed as a natural gas trading company during 2005, entity created with the aim of keeping the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

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

The auction procedures established for CNG stations to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent auction took place in June 2011, which takes effects until April 2012.

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

With regard to CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5,000 m3 so as to guarantee CNG supply to customers (thus increasing by 2,000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

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

9.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007, which is aimed at guaranteeing the supply of energy resources (liquid and gas fuels), and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

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

Provisions mentioned in paragraphs above were implemented again in the winter of 2010 by Resolution ENARGAS No. 1,179/10 and in 2011 winter by Resolution ENARGAS No. 1,707/11 and Note ENARGAS No. 4,496/11.

On August 19, 2009, ENARGAS issued Note No. 9,097, requesting that MetroGAS highlight in its invoices the amount of the subsidy effectuated by Resolution No. 828/08 and then, incorporate diagonally and with special typography the following legend: "Consumption subsidized by the National Government". This Note also

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

asked MetroGAS (i) to approximate how much it would cost if the same services were provided in Brazil, Uruguay and Chile, and (ii) to estimate the consumption of the volume invoiced by means of bottled gas of liquified fuel gas. This provision was implemented again in the winter of 2010 by Note ENARGAS No. 4,862/10.

The ENARGAS issued Note No. 11,821 following "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto No. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09, a decision by the National Court of Appeals. Accordingly, the Decree 2,067/08 regime remains valid and applicable. Affected consumers, however, may continue to pay a charge to cancel their invoices, excluding the 2,067/08 charge plus the corresponding VAT (which are considered advance payments). Should the applicability of the 2,067/08 charge be confirmed, MetroGAS could claim its 2,067/08 charge. This judicial resolution does not apply to users domiciled in municipalities of Avellaneda and Quilmes' jurisdictions. These users are obligated to pay the aforementioned charge, but are protected by the judicial measures requested and obtained by Ombudsmen's municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in first instance has declared the unconstitutionality of the aforementioned Decree in a case brought by a user in our distribution area, in which MetroGAS is prevented from invoicing the mentioned charge.

In December 2010, by Resolution MPFIPyS No. 2,289/10 and ENARGAS Note No. 14,924, specified charges I and II have been modified, without changes of its total joined amount.

On November 8, 2011, the ENARGAS notified Resolution I/1,982 through Note No. 12,800, by means of which new values for the Charge 2,067/08 were stipulated together with the extension of its enforcement to all customers' categories for all consumptions as from December 1, 2011. Moreover, in subsequent consistent and complementary Resolutions there is detail of the residential areas' geographical zones where the subsidy is not to be applied as zones are considered to have a high economic standard, and others which will receive letters including a form in a sworn statement format that comes together with each invoice issued by MetroGAS, where customers must indicate the reasons why they need to maintain the subsidy as regards gas consumption. Those who do not answer within 30 days shall be automatically excluded from the subsidy. Aiming at neutralizing increases, an estimate was made from a flat invoice to avoid peak consumptions so that customers do not suffer significant variations especially during winter months, as it is a volumetric charge. To this effect, the Company shall consider the accumulated consumption from last mobile year.

In case customers respond in an affirmative way as regards the need to maintain the subsidy, the State shall make an analysis over the effective granting of the said subsidy by requesting information and sending social workers. In addition and previous to this, customers were given the possibility to voluntarily decline the subsidy.

According to Exhibit III of the Resolution, there is a group of customers who are immediately going to loose the subsidy because of the kind of activities they perform.

Every six months each customer is going to have an adjustment based on their consumption and category so as to calculate the best value of the flat fee accurately.

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

The total charge collected is going to be assigned to finance imported gas by ENARSA.

Finally, it is important to point out that on December 8, 2011 Law No. 26,728 which approved the National Administration Budget for 2012 was published in the Official Gazette, this budget contemplates the creation of two new charges to be invoiced, collected and settled by natural gas transporting and distributing companies so as to finance, guarantee, pay and / or repay investments, taxes and the necessary related expenses corresponding to the Northeast Pipeline and main gas pipelines, regional gas pipelines, important residential networks and/or internal installations in terms of socioeconomic and humanitarian parameters, for the distribution of natural gas that allow and/or had allowed new natural gas users. The mentioned law has not yet been regulated, consequently, it is unknown if it will have any impact on the Company.

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

Regarding these cases, MetroGAS believes that its license authorizes the Company to occupy public property without charge for the purpose of rendering its licensed service and, if a charge is levied by a provincial or municipal authority, the Company is allowed to add a surcharge to the relevant tariffs to recover its added costs. In turn, MetroGAS has recorded a credit in an amount totaling Ps. 67.0 million and Ps. 92.0 million of the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GCABA and of the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires, to cover these surcharges (and other related surcharges based on levies issued by other municipalities) under the "Other non-current receivables" line item of its balance sheet at December 31, 2011 and 2010, respectively. (See Note 5.g above).

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2011 and 2010:
	December 31,
	2011			2010
	Ps. Book Value	Interest Rate	Maturity	Ps. Book Value	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	1,693	7.375% (8)	09/27/2002	-	-	-
Interest payable	964	-	-	-	-	-

Negotiable Bonds (2)
Series 1	907,477	9% (3 and 8)	12/31/2014 (6 and 8)	838,321	8% (3 and 8)	12/31/2014 (8)
Series 2 Class A	26,921	7% (4 and 8)	12/31/2014 (7 and 8)	24,869	5% (4 and 8)	12/31/2014 (8)
Series 2 Class B	145,635	5.8% (5 and 8)	12/31/2014 (7 and 8)	137,459	3.8% (5 and 8)	12/31/2014 (8)
Interest Payable	36,641	-	-	33,907	-	-
Total financial debt	1,119,331			1,034,556

(1) Corresponds to the Global Program for issuing unsecured non-convertible Negotiable Bonds, which was approved by shareholders at their Extraordinary Shareholders' Meeting held on December 22, 1998.

(2) Corresponds to the Global Program mentioned in (1) above, which was extended for 5 years by shareholders at their Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for another 5 years by shareholders at their Extraordinary Shareholders' Meeting held on February 24, 2010.

(3) Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

(4) Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

(5) Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

(6) The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

(7) The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

(8) Financial interest was accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

The Company has not capitalized any interest as of December 31, 2011, 2010 and 2009.

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

NOTE 10 - FINANCIAL DEBT (Contd.)

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law.

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

MetroGAS, and its subsidiary, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

1) Mandatory redemption with excess cash ("Excess Cash Redemption"): the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

2) Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

3) Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

4) Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the Company's indebtedness ratio.

5) Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

NOTE 10 - FINANCIAL DEBT (Contd.)

6) Limitation on transactions with controlling company, controlled company or under common control.

The Company has complied all of the previously mentioned restrictions.

As from the time that new Series were issued, the Company carried out market purchases amounting to a total principal amount of the Series 1 Notes of US$ 25.4 million.

The adverse financial conditions that the Company faces as a result of this continued delay in its tariff increases led its Board of Directors to approve the Company's filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company's outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company's outstanding debt obligations.

On April 13, 2011, MetroGAS hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

The financial debts are considered to be long-term liabilities, given the aforementioned deadlines included in Note 2 and the fact that the reorganization process has not yet ended.

NOTE 11 - COMMON STOCK

As of December 31, 2011, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for reorganization proceeding.

On June 3, 2011, YPF Inversora Energética S.A. ("YPFIE") informed to the Company that it had signed a Stock Purchase Option Agreement with BG Inversiones Argentinas ("BGIA"). Through this option, BGIA granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A. ("GASA"). The purchase option that could be exercised by YPFIE until August 31, 2011, was extended to the exclusive option of the latter until October 5, 2011 and afterwards again until December 26, 2011. Likewise, the Stock Option Agreement granted to YPFIE the right to acquire from BG Argentina S.A. all shares in MetroENERGÍA, representing 2.73 % of the capital stock.

However, on December 23, 2011, YPFIE informed to the Stock exchange of Buenos Aires and to the CNV that it would not exercise the Stock Option to purchase those shares. MetroGAS was notified on December 29, 2011.

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

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (contd.)

The sale covers 51% of MetroGAS' common stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

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

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino's Board of Directors decided to file a voluntary bankruptcy proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522. On June 8, 2009, the National Court decided to open the reorganization proceedings, ordering the suspension of trials for equity reasons against Gas Argentino. As of the date of issuance of these financial statements, the proof of claim period (verificaciones de crédito) has ended. The court-appointed supervisor (the síndico concursal) has submitted its report to the court regarding each individual claim. On February 10, 2010, the Argentine court issued its decision on whether each individual claim was either accepted or rejected.

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

NOTE 13 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (contd.)

After the remedies were justified and the offenses answered to by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who approved the extension on December 21, 2010, which has become in force.

On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles.

The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits of negotiable obligations (the "New Notes"), payables off in 13 years, nominated in American Dollars, whose maturity date is in December, 2024 for the 35.01% of the nominal amount of the creditors whose claims do not enjoy a priority, verified or declared admissibles. The principal amount of the New Notes shall be paid in full in a 4 equal and consecutive payments, equivalents each of them to the 25% of the principal amount as of December 15, 2020, that will be payables since December, 2021. The New Notes shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, January 2011, which interest shall be paid in December 15 of each year, being foresees the possibility of an interest capitalization, as a Company'option.

Gas Argentino requested to the reorganization proceeding court an extension of the exclusivity period, which was solved favorably. The exclusivity period was established for August 16, 2012 and the informative hearing was established for August 8, 2012.

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

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN ("PPP") (Contd.)

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

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007 2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. Opportunely, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither complyed with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

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

On October 4, 2010, the Resolution No. 1,410/10, through which the Procedure for Gas Applications, Confirmations and Controls is approved; was published in the Official Gazette. As from the enforcement of the said procedure on October 1, 2010, MetroGAS has had, on a daily basis, the volume of natural gas that is necessary to supply the uninterruptible demand.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2012 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2011.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

The estimated annual valuation of firm transportation under these contracts is, as follows:
Years	Annual contract amounts (Million of Ps.)
2012	184.66
2013	184.66
2014	69.86
2015	12.47
2016	5.55
2017/27	10.72

These contracts could be affected by Emergency Law provisions applicable to utility services contracts, which relate to natural gas transportation. As of the date of the issuance of these financial statements, the potential impact of such effects is not possible to assess.

On May 31, 2011, ENARGAS assigned to MetroGAS 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, in force from June 1, 2011 to December 28, 2027. This firm transportation capacity was offered irrevocably by TGS to MetroGAS in the open season bid No. 01/07.

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

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 23 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

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

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 38 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the license.

As of December 31, 2011, the Company maintained an allowance of Ps. 18.8 million to cover the contingency related to the difference in the determination of the income and expenses rate.

16.2. Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2011 the total amount demanded by ENARGAS amounted to Ps. 23.4 million, including interests and fines, which has been recorded as a provision.

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

The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. The Company is contesting these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2011, the Company has registered an allowance of Ps. 2.6 million related to these charges.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

16.4. Interpretation disagreements with the regulatory authority.

As of the date of issuance of these financial statements, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2011, the Company has recorded an allowance of Ps. 10.8 million related to these disagreements.

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

The following is a summary of the significant adjustments to net income (loss) for each of the periods ended December 31, 2011, 2010 and 2009 and shareholders' equity as of December 31, 2011 and 2010 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2011	2010
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	752,783	825,904
US GAAP adjustments:
- Other receivables (Note 18 b))	(108,644)	(98,089)
- Inventory valuation (Note 18 d))	(1,993)	(2,379)
- Discounted value of certain receivables (Note 18 e))	-	1,144
- Deferred income taxes (Note 18 f))	(297,052)	(297,973)
MetroGAS shareholders' equity in accordance with US GAAP	345,094	428,607
Non controlling interest	1,071	1,604
Shareholders' equity in accordance with US GAAP	346,165	430,211

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)
	December 31,
	2011	2010	2009
Reconciliation of net income:
Net loss in accordance with Argentine GAAP	(73,121)	(71,697)	(78,342)
US GAAP adjustments - Increase (Decrease):
- Other receivables (Note 18 b))	(10,555)	15,049	(14,019)
- Troubled debt restructuring (Note 18 c))	-	288,845	49,911
- Inventory valuation (Note 18 d))	386	(179)	(340)
- Discounted value of certain receivables (Note 18 e))	(1,144)	(278)	(277)
- Deferred income taxes (Note 18 f))	921	(28,914)	(145,381)
MetroGAS' Net (loss) income in accordance with US GAAP	(83,513)	202,826	(188,448)
Non controlling interest	(533)	258	298
Net (loss) income in accordance with US GAAP	(84,046)	203,084	(188,150)

Earnings per share Basic & Diluted:
Argentine GAAP
Loss per share	(0.128)	(0.126)	(0.138)
Loss per ADS	(1.285)	(1.260)	(1.376)
US GAAP
(Loss) Income per share	(0.147)	0.356	(0.331)
(Loss) Income per ADS	(1.467)	3.564	(3.311)
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208

Description of changes in shareholders' equity under US GAAP:	December 31,
	2011	2010
Shareholders' equity in accordance with US GAAP as of beginning of year	430,211	227,127
Net income (loss) in accordance with US GAAP	(83,513)	202,826
MetroGAS shareholders' equity in accordance US GAAP as of end of year	346,698	429,953
Non-controlling interest	(533)	258
Shareholders' equity in accordance US GAAP as of end of year	346,165	430,211

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Inflation accounting

As indicated in Note 3.4, under Argentine GAAP, the restatement of consolidated financial statements into constant currency has been discontinued as of March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2011, 2010 and 2009. Moreover, inflation accounting does not have a significant effect on the US GAAP information for fiscal years ended December 31, 2011, 2010 and 2009.

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

b) Other receivables

As discussed in Note 9.4.5, the Company recognized as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in ASC 980 "Regulated operations" ("ASC 980") and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects as of December 31, 2011 and 2009 the reversal of this regulatory asset. As of December 31, 2010 the reconciling item reflects a recovery amount due to the fact that the reversal of the present value discount was higher than the credits capitalized in 2010.

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

Under Argentine GAAP, during the year ended December 31, 2006, the Company recorded a net pre-tax gain on debt restructuring of Ps. 388.7 million. Under Argentine GAAP, the new debt instruments issued by the Company were recorded at present value at the restructuring date. The present value of the future cash payments is determined using their internal rate of return, and then discounted at a rate commensurated with the risks involved. The internal rate of return of the future cash payments at the date of the Debt Restructuring was 6% and 10.81% for Series 1 and Series 2 Notes denominated in US Dollars respectively, and 4.51% for Series 2 Notes denominated in Euro; and the discount rate used was 10.21%. Under Argentine GAAP, the gain on Debt Restructuring is computed as the difference between the carrying amount of the original debt and the present value of the future cash payments. The new debt instruments are subsequently accreted to their respective face value using the interest method.

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

In summary, the US GAAP Debt Restructuring until June 17, 2010, reflects:

  the reversal of the effect of discounting the future cash payments at a rate of 10.21% under Argentine GAAP;
  the reversal of the interest expense computed under Argentine GAAP, and the computation of financial expenses under US GAAP, which include interest expense (for the payable for which no gain was recognized under US GAAP) and exchange differences between Euros and US$.
	December 31,
	2010	2009
	Million of Ps.
a) Reversal of the present value recognized under Argentine GAAP	49	12
b) Reversal of Interest loss computed under Argentine GAAP	33	70
c) Computation of Financial Income (Loss) under US GAAP	(10)	(32)
Total US GAAP Debt Restructuring until June 17, 2010 (*)	72	50

However, since June 17, 2010, due to our reorganization procedure filing (see Note 2), we applied the provisions of bankruptcy accounting of ASC 852 "Reorganizations" as the processes of "concurso preventivo" is similar to the proceeding applicable in the US. One of those provisions is that any debt that is subject to compromise is shown at its allowed claim amount. The Company's unsecured debt is subject to compromise. As of June 17, 2010, the carrying value of the debt under US GAAP was Ps. 1,251.0 million and the allowed claim amount was Ps. 1,034.6 million. The difference between the carrying value and the allowed claim amount is due to prior adjustments to the carrying value as a result of the 2006 troubled debt restructuring as described above. Therefore, for 2010 we adjusted the carrying value of the debt to its allowed claim amount, which resulted in a gain of Ps. 216.4 million.

As of December 31, items for Debt Restructuring, included in the reconciliation of net (loss) income are as follows:
	December 31,
	2011	2010	2009
	Million of Ps.
US GAAP Debt Restructuring (until June 17, 2010) (*)	-	72.4	49.9
US GAAP Debt Restructuring (ASC 852 - Reorganizations) (**)	-	216.4	-
Total US GAAP Income reconciling item for Debt Restructuring	-	288.8	49.9

(*) The gain resulting from the adjustment is in the line "Financial and holding results" of the Summary of Consolidated Statement of Operations in accordance with US GAAP.

(**) The gain resulting from the adjustment is in the line "Reorganization item" of the Summary of Consolidated Statement of Operations in accordance with US GAAP.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

ASC 852 - Reorganizations

ASC 852-10 requires the separation of the liabilities incurred before the reorganization filing, and to classify these separately under "subject to compromise" and "not subject to compromise". Under Argentine GAAP the pre-petition liabilities are shown as "Reorganization Liabilities" in non-current liabilities. There is no difference between Argentine GAAP and US GAAP in this regard, except that, for US GAAP purposes, these amounts would have been labeled "Liabilities subject to compromise"

As required for ASC 852, "Reorganization item" was separated in the Statement of Operations for US GAAP purposes, amounted Ps. 12.0 million and Ps. 206.1 million (which includes a gain of Ps. 216.4 million from the adjustment mentioned above and a loss of Ps. 10.3 million from legal and other reorganization expenses) for the years ended December 31, 2011 and 2010, respectively.

d) Inventory valuation

As described in Note 3.6.f), the Company values its inventories at replacement cost. Under US GAAP in accordance with ASC 330 "Inventory", inventories are valued at the lower of cost or realizable value.

e) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Under AR GAAP, as of December 31, 2010 and 2009 the Company recorded Ps. 1.1 million and Ps. 1.4 million, respectively, as the discount of the receivable for minimum presumed income tax (as discussed below). As of December 31, 2011 the company recorded the reversal of the discount recordered in 2010. Those adjustments were reversed for US GAAP purposes.

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

Therefore, for the years ended December 31, 2011, 2010 and 2009, the US GAAP reconciling item reflects the effect of (1) recognition of the inflation adjustment as a temporary difference, (2) recognition of deferred income taxes on other Argentine to US GAAP reconciling items and (3) recognition of a valuation allowance of 100% of its tax loss carryforwards, certain of its other deferred tax assets and its credits from minimum presumed income taxes.

As mentioned above under US GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred income tax assets. Moreover, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2011, 2010 and 2009, under US GAAP, the Company recorded a valuation allowance of Ps. 22.8 million, Ps. 2.5 million and Ps. 79.1 million, respectively, against its tax loss carryforwards and certain of its other deferred tax assets. However, under Argentine GAAP, no valuation allowance was recorded.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

ii) Minimum presumed income tax

Under Argentine GAAP, the Company has also recorded an asset (net of its valuation allowance) of Ps. 76.0 million, Ps. 80.8 million and Ps. 66.3 million at December 31, 2011, 2010 and 2009, respectively for the value of its tax credit related to its tax on minimum presumed income. This tax is supplementary to its income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. As of December 31, 2011, no discount value of its minimum presumed income tax credits was recorded. As of December 31, 2010 and 2009, the Company recorded Ps. 1.1 million and Ps. 1.4 million, respectively. For US GAAP purposes, those adjustments were reversed.

Additionally, as discussed above, under US GAAP, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2011, 2010 and 2009, the Company recorded a valuation allowance of Ps. 117.2 million, Ps. 102.2 million and Ps. 88.9 million, respectively, for its minimum presumed income tax credits. However, under Argentine GAAP, as of December 31, 2011, the Company recorded a valuation allowance for its minimum presumed income tax credits which amounts Ps. 41.2 million, and as of December 31, 2010 and 2009, the Company recorded an amount of Ps. 21.1 million for the years then ended.

g) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year. For the year ended December 31, 2011, the Company identified impairment indicators and performed an impairment test on our property, plant and equipment based on Argentina GAAP guidance. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets and determined that the assets were not impaired.

Under US GAAP, MetroGAS applied the provisions of ASC 360-10, "Impairment or Disposal of Long-lived Assets" ("ASC 360-10"). Accordingly, under ASC 360-10, the carrying value of long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome. For the year ended December 31, 2011, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC 360-10. Pursuant to such test, we determined that our undiscounted expected cash flows exceeded their net carrying value by approximately 200%. Therefore, we did not proceed to step two of the ASC 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

In the calculation of the expected future undiscounted cash flows, the Company considers the group of assets as mentioned in Note 3.6.o). Consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2011 and 2010, no impairment losses have been recognized under US GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2011	2010
Deferred income tax asset according to Argentine GAAP	94,599	71,838
Inventory valuation	698	833
Other receivables	38,025	34,331
Discounted value of certain receivables	-	(400)
Difference between tax and accounting basis of fixed assets	(236,938)	(249,053)
Valuation allowance on income tax assets	(22,799)	(2,553)
Deferred income tax (liability) according to US GAAP	(126,415)	(145,004)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax charge (benefit) for the years ended December 31, 2011, 2010 and 2009 computed in accordance with US GAAP as follows:
	December 31,
	2011	2010	2009
Income tax benefit at statutory rate on pre tax (loss) income in accordance with US GAAP	(26,490)	76,620	(11,786)
Valuation allowance on deferred income tax asset i)	20,246	(76,542)	55,816
Expiration of tax loss carryforward	-	-	23,106
Valuation allowance of minimum presumed income tax asset	15,005	13,417	88,784
Permanent differences	(931)	2,594	(1,147)
Income tax charge (benefit) computed in accordance with US GAAP	7,830	16,089	154,773

  for the year 2010 the decrease in the allowance on deferred tax assets for an amount to Ps. 76.5 million was due to the write-off of deferred tax assets from troubled debt restructuring.

b) Earnings per share

Under US GAAP the company applies the provisions of ASC 260, "Earnings per share" ("ASC 260"). ASC 260 requires to disclose in the body of the Statement of Income the diluted income per share as well as basic income per share. As of December 31, 2011, 2010 and 2009 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2011 and 2010 respectively.

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

As of December 31, 2011, the net current deferred tax asset is Ps. 55.4 million and the net non-current deferred tax liability is Ps. 181.8 million under US GAAP. As of December 31, 2010, the net current deferred tax asset is Ps. 54.6 million and the net non-current deferred tax liability is Ps. 199.6 million under US GAAP.

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

d) Statement of Operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2011	2010	2009
Operating (loss) income according to Argentine GAAP	(9,035)	56,472	94,086
Other receivables (1)	(10,555)	15,049	(14,019)
Reorganization item expenses - reclassification (2)	11,961	10,314	-
Operating (loss) income according to US GAAP	(7,629)	81,835	80,067

(1) See Note 18 b)

(2) See Note 18 c)

  Financial and holding results
	December 31,
	2011	2010	2009
Financial and holding results according to Argentine GAAP	(62,378)	(149,301)	(170,786)
Discount on other receivables (1)	(1,144)	(278)	(277)
Inventory valuation (2)	386	(179)	(340)
Troubled debt restructuring (3)	-	72,412	49,911
Financial and holding results according to US GAAP	(63,136)	(77,346)	(121,492)

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

	December 31,
	2011	2010	2009
Cash and banks	54,763	49,559	63,562
Cash equivalents:
Current investments	152,515	261,789	64,723
Total cash and cash equivalents	207,278	311,348	128,285

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2011	2010	2009
Net cash (used in) provided by operating activities	(8,375)	304,912	178,700
Net cash used in investing activities	(109,128)	(119,111)	(105,756)
Net cash (used in) provided by financing activities	-	(31)	31
Effect of exchange rate changes on cash and cash equivalents	13,433	(2,707)	2,154
Net (decrease) increase in cash and cash equivalents	(104,070)	183,063	75,129

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2011 and 2010 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2011	2010
Current assets	524,062	588,811
Non-current assets	1,753,699	1,724,422
Total assets	2,277,761	2,313,233

Current liabilities	430,205	463,061
Non-current liabilities	1,501,391	1,419,961
Total liabilities	1,931,596	1,883,022

MetroGAS shareholders' equity	345,094	428,607
Non-controlling interest	1,071	1,604
Total shareholders' equity	346,165	430,211

Summary of Consolidated Statement of Operations in accordance with US GAAP	December 31,
	2011	2010	2009
Net sales (*)	1,114,078	1,081,868	1,041,349
Gross profit	255,672	271,124	270,107
Operating (loss) income	(7,629)	81,835	80,067
Reorganization item (**)	(11,961)	206,119	-
Financial and holding results (***)	(63,136)	(77,346)	(121,492)
Other income, net	7,249	8,565	8,048
Minority interest	(206)	(258)	(298)
(Loss) Income before income tax	(75,683)	218,915	(33,675)
Income tax expense	(7,830)	(16,089)	(154,773)
MetroGAS' net (loss) income under US GAAP	(83,513)	202,826	(188,448)
Non-controlling interest	(533)	258	298
Net (loss) income under US GAAP	(84,046)	203,084	(188,150)

(*) Represents gross revenues less turnover tax.

(**) Reorganization item includes: as of December 31, 2011 Ps. 12.0 million as professional fees incurred in connection with reorganization procedure, which was classified in the line item "Administrative expenses" under Argentine GAAP; and as of December 31, 2010 i) Ps. 10.3 million for the same concept and ii) Ps. 216.4 million from the reversal of the accumulated effect of the reconciliation item for Troubled debt restructuring, due to the application of the provisions of bankruptcy accounting of ASC 852 (See Note 18c)).

(***) As of December 31, 2010, includes Ps. 72.4 million from the reconciliation item for Debt restructuring until June 17, 2010.

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

h) Fair Value

Under Argentine GAAP, there are no specific rules regarding disclosure of the fair value of financial instruments. Under US GAAP, fair values are required to be disclosed under ASC 820, "Fair Value Measurements and disclosures" ("ASC 820").

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's financial assets measured at fair value on a recurring basis in accordance with ASC 820 as of December 31, 2011 and 2010:
Description	Balances as of December 31, 2011	Balances as of December 31, 2010
Assets	Thousand of Ps.	Thousand of Ps.
Investments
Government securities and Common investment funds	76,766	106,211
Total Financial Assets	76,766	106,211

The Company's financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets. As of December 31, 2011 and 2010, the Company did not have any assets or liabilities obtained from readily-available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). The unrealized net gains on short term investments are reported as a line item in the Statement of Operations.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets, including equity method investments, at fair value on a nonrecurring basis when they are deemed to be other than temporarily impaired. The fair values of the Company's investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparable and discounted cash flow projections.

An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporarily impaired. During the years ended December 31, 2011 and 2010, the Company did not record any such impairment for these assets.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2011 and 2010 are as follows:

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

  Financial debt

The fair value of the Company's financial debt as of December 31, 2011 is based on quoted market prices. As of December 31, 2011, the fair value of the Company's debt principal amount (without interest) was Ps. 442,814 and the related carrying amount was Ps. 1,081,726 under Argentine GAAP. As of December 31, 2010, the fair value of the Company's debt was Ps. 450,292 and the related carrying amount was Ps. 1,000,649 under Argentine GAAP. As of December 31, 2011, the functional currency fair value is higher than in 2010 due to the devaluation of the Argentine peso against the dollar / euro, and not to changes in fair value measured in foreign currency.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

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

NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS

  Improving Disclosures about Fair Value Measurements

  In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements", that will require additional disclosures about the credit quality of loans, lease receivables and other long-term receivables and the related allowance for credit losses. Certain additional disclosures in this new accounting guidance will be effective for the Company on December 31, 2010 with certain other additional disclosures that will be effective in 2011. The Company has adopted this standard guidance and did not have a material impact on its consolidated financial statements.

  Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

  In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurements" (Topic 820): "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This standard amends the convergence requirements for how to measure fair value and for disclosing information about fair value measurements in US GAAP with International Reporting Financial Standards. The guidance is effective for public entities for annual and interim reporting periods beginning after December 15, 2011. The Company will adopt these amendments and does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

  Presentation of Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income" (Topic 220): "Presentation of Comprehensive Income". This standard requires i) that all non-owner changes in stockholder's equity be presented either in a single continuous statements of comprehensive income or in two separate but consecutive statements (the current option to present components of Other Comprehensive Income ("OCI") as part of the statement of changes in stockholder's equity is eliminated) and ii) presentation of reclassification adjustments from OCI to the Net Income on the face of the financial statements. The guidance is effective for public entities for annual and interim reporting periods beginning after December 15, 2011 The Company will adopt these amendments and does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

  NOTE 20 - RECENT ACCOUNTING PRONOUNCEMENTS (Contd.)

  Disclosures about Offsetting Assets and Liabilities

  In December 2011, the FASB issued ASU 2011-11, "Balance Sheet" (Topic 210): "Disclosures about Offsetting Assets and Liabilities". This standard requires enhanced disclosures about financial instruments that are either I) offset in accordance with ASC 210-20-45 or 815-10-45, or ii) subject to an enforceable master netting arrangement or similar agreement irrespective of whiter they are offset in accordance with those sections. The guidance is effective for annual and interim reporting periods beginning on or after January 1, 2013, and will be of retrospective application for comparative purposes. The Company will adopt these amendments and does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

  Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated OCI in ASU No. 2011-05

In December 2011, the FASB issued ASU 2011-11, "Comprehensive Income" (Topic 220): "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated OCI in ASU No. 2011-05". This standard defers certain requirements in ASU 2011-05 to reclassifications out of accumulated OCI until such time as the FASB has completed redeliberation of such requirements. Reinstates the requirements for the presentation of reclassifications out of accumulated OCI that were in place before the issuance of ASU 2011-05. The guidance is effective at the same time of ASU 2011-05: for public entities for annual and interim reporting periods beginning after December 15, 2011 The Company will adopt these amendments and does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements.

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

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

a) FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2011		December 31, 2010
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 29	4.2640	124	US$ 29	114
	LBE 4	6.6267	27	LBE 4	24
	Euros 3	5.5338	17	Euros 3	16
	Real 5	2.2900	11	Real 5	12

Banks	US$ 2566	4.2640	10,941	US $ 2,682	10,556
	Euros -	5.5338	-	Euros 1	5
Investments	US$ 18	4.2640	77	US$ 38,037	149,714

Trade receivables	US$ 17,249	4.2640	73,550	US$ 13,865	54,573

Other receivables	US$ 795	4.2640	3,390	US$ 495	1,948
	Euros 21	5.5338	116
Total Current Assets			88,253		216,962
TOTAL ASSETS			88,253		216,962

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 12,645	4.3040	54,424	US$ 11,363	45,179
	Euros 8	5.5862	45	Euros 2	11
	LBE -	6.6975	-	LBE 27	165
Total Current Liabilities			54,469		45,355

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)
MAIN ACCOUNT	December 31, 2011			December 31, 2010
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
NON-CURRENT LIABILITIES
Reorganization liability
Accounts payable	US$ 6	4.3040	26	US$ 12	48
Financial debt	US$ 225,021	4.3040	968,487	US$ 225,022	894,688
	Euro 27,003	5.5862	150,844	Euro 26,527	139,868
Total Non-Current Liabilities			1,119,357		1,034,604
TOTAL LIABILITIES			1,173,826		1,079,959

US$: United States Dollars

LBE: Pounds Sterling

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2011						December 31, 2010	December 31, 2009
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll and other employees benefits	6,332	55,781	-	57,840	50,705	170,658	132,598	106,022
Social security contributions	2,182	13,975	-	11,393	12,976	40,526	38,501	29,986
Directors' fee	-	-	-	1,340	-	1,340	1,309	1,082
Fees for professional services	-	495	-	16,975	232	17,702	13,660	7,113
Sundry materials	-	6,014	-	-	-	6,014	4,400	4,480
Fees for sundry services	-	18,369	-	967	19,938	39,274	30,938	27,709
Postage, telephone and fax	-	872	-	1,558	12,717	15,147	12,095	9,946
Leases	-	186	-	3,439	1,551	5,176	4,297	3,075
Transportation and freight charges	-	-	-	1,575	-	1,575	1,206	790
Office materials	-	708	-	1,794	229	2,731	2,066	1,957
Travelling expenses	-	533	-	274	97	904	832	750
Insurance premium	-	-	-	5,613	-	5,613	3,467	2,949
Fixed assets maintenance	-	35,169	-	17,807	271	53,247	41,187	32,752
Fixed assets depreciation	-	64,791	-	7,170	-	71,961	74,421	71,331
Taxes, rates and contributions	-	2,202	35	18,228	47,241	67,706	60,550	47,121
Publicity	-	-	-	-	1,442	1,442	1,053	1,967
Allowance for doubtful accounts	-	-	-	-	(1,856)	(1,856)	6,973	8,174
Bank expenses and commissions	-	-	-	304	7,189	7,493	6,704	6,386
Contingencies reserve	-	-	-	12,087	-	12,087	9,464	10,445
Others	-	5,667	-	382	325	6,374	5,104	11,111
Total as of December 31, 2011	8,514	204,762	35	158,746	153,057	525,114	450,825	385,146

Total as of December 31, 2010	6,347	187,775	35	123,831	132,837	450,825

Total as of December 31, 2009	4,983	169,566	40	97,659	112,898	358,146

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2011	December 31, 2010	December 31, 2009
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	424,583	404,808	387,712
Processed Natural Gas	-	-	-
	424,583	404,808	387,712

Transportation of Natural Gas	227,050	216,150	211,946
Transportation of Processed Natural Gas	1,976	1,976	1,978
	229,026	218,126	213,924
Operating Exoenses (Note 21b))
Natural Gas	204,762	187,775	169,566
Processed Natural Gas	35	35	40
	204,797	187,810	169,606

Operating Cost	858,406	810,744	771,242

Natural Gas	856,395	808,733	769,224
Processed Natural Gas	2,011	2,011	2,018

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)		Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2011	21,896	(1)	(1,856)	(3,081)	16,959
	2010	17,378		6,973	(2,455)	21,896
	2009	13,905		8,174	(4,701)	17,378

For obsolescence of materials -inventory	2011	1,751	(2)	26	(147)	1,630
	2010	1,835		(45)	(39)	1,751
	2009	1,710		167	(42)	1,835

For obsolescence of materials-Fixed assets	2011	615		427	(7)	1,035
	2010	529		88	(2)	615
	2009	609		-	(80)	529

For disposal of fixed assets	2011	8,756	(3)	6,129	(8,191)	6,694
	2010	7,450		8,581	(7,275)	8,756
	2009	8,850		7,439	(8,839)	7,450

Valuation allowance on deferred income tax assets	2011	-		-	-	-
	2010	-		-	-	-
	2009	23,279		(173)	(23,106)	-

Valuation allowance on minimum presumed income tax	2011	21,066		20,100	-	41,166
	2010	21,066		-	-	21,066
	2009	-		21,066	-	21,066

NOTE 21 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)		Decrease	Balance at the end of the year
Included in liabilities
For contingencies
Executive proceedings	2011	21,834	(4)	6,987	(118)	28,703
	2010	14,340		7,690	(196)	21,834
	2009	9,883		4,842	(385)	14,340

Turnover tax GCBA (Note 16.1)	2011	16,670	(4)	2,141	-	18,811
	2010	6,978		9,692	-	16,670
	2009	5,740		1,238	-	6,978

Rates and charges (Note 16.2)	2011	22,326	(4)	1,067	-	23,393
	2010	21,259		1,067	-	22,326
	2009	20,192		1,067	-	21,259

Fines GCBA (Note 16.3)	2011	2,415	(4)	139	-	2,554
	2010	837		1,578	-	2,415
	2009	-		837	-	837

Interpretation disagreements with the Regulatory Authority (Note 16.4)	2011	9,169	(4)	1,670	-	10,839
	2010	22,658		(13,489)	-	9,169
	2009	16,607		6,051	-	22,658

Others	2011	6,684	(4)	83	-	6,767
	2010	4,704		2,926	(946)	6,684
	2009	9,921		(3,590)	(1,627)	4,704

(1) The charge in results is disclosed in Note 21 b).

(2) Charged in results in the line Sundry materials of Note 21 b).

(3) Charged in results in the line Operating expenses - Others of Note 21 b)

(4) The charge in results is disclosed in Note 21 b).