Form 20-F
period 2012-12-31
METROGAS INC
filed 2013-04-26
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2012
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

D. American Depositary Receipts *

Part II *

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. CONTROLS AND PROCEDURES *

ITEM 16. [Reserved] *

ITEM 16A. Audit Committee Financial Expert 156

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

    the renegotiation of the terms of our license and tariffs with the Argentine National Government;
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
    the current gas and electricity supply bottleneck affecting Argentina and the impact of emergency laws and regulations enacted or proposed by the Argentine National Government;
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

In this annual report, references to "U.S.$," "U.S. Dollars" and "Dollars" are to United States Dollars and references to "Ps.," "Pesos" or "$" are to Argentine Pesos, the lawful currency in Argentina. References to "Euros" are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our annual report were rounded for ease of presentation. Any reference to the "National Government" or the "Argentine National Government" is to the government of the Republic of Argentina.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 and the notes thereto, or our "Annual Consolidated Financial Statements", which have been audited by Price Waterhouse & Co. S.R.L. (which is a member firm of PricewaterhouseCoopers International Limited, Buenos Aires, Argentina ("PwC"), an independent registered public accounting firm, whose report is included elsewhere herein. See Item 18: "Financial Statements." Our Annual Consolidated Financial Statements are presented in thousands of Pesos and are prepared in accordance with generally accepted accounting principles used in Argentina, or "Argentine GAAP". Significant differences exist between Argentine GAAP and generally accepted accounting principles used in the United States, or "U.S. GAAP," which might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission, or "SEC." See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and for reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity.

Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report on our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010, which has recently ended. The delay in obtaining tariff increases, the continuous increase in our operating expenses and the voluntary reorganization proceeding we recently ended have negatively affected our economic and financial position and raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

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

In addition, our financial statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina, or "Banco Nación." In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps. 1.00 per U.S.$ 1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine National Government established a dual exchange rate system. The exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps. 1.70 per U.S.$ 1.00 while the official market rate was Ps. 1.40 per U.S.$ 1.00. On February 8, 2002, the Argentine National Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2012, the only exchange market available was the free market and the quotation was Ps. 4.9180 per U.S.$ 1.00 and as of April 19, 2013 the exchange rate was Ps. 5.1640 per U.S.$ 1.00. The reader should not construe the translation of currency amounts in our annual report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: "Key Information-Exchange Rates Information" for information regarding exchange rates.

The contents of our website are not part of our annual report.

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 ("RT 26") "Adoption of IFRS" as issued by the International Accounting Standards Board ("IASB") which requires companies under the supervision of the Comisión Nacional de Valores ("CNV") to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods.

There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Autonomous City of Buenos Aires which Consejo Profesional is the CPCECABA.

On April 25, 2009, the CPCECABA approved RT 26. However, the CNV issued Resolution No. 562/09, as amended by Resolution 576/10, which formally adopted RT 26 for fiscal years beginning on January 1, 2012. On January 24, 2012, the CNV issued Resolution No. 600 which extended the application of IRFS for licensee companies for the public utility service of gas transportation and distribution for one year. Accordingly, we are required to prepare our consolidated financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended December 31, 2013.

Furthermore, Technical Resolution No. 562/09, as amended by Resolution 576/10, mandated companies to include certain reconciling information between prior GAAP and IFRS in the year prior to first adoption of IFRS. This information is not intended to include the reconciliations required under IFRS 1 "FIRST TIME ADOPTION OF IFRS" which will be included in the first IFRS consolidated financial statements for the year ended December 31, 2013.

This information is comprised of a reconciliation between Argentine GAAP and IFRS as issued by the IASB of Shareholders' Equity as of January 1, 2012 (our transition date) and as of December 30, 2012, as well as the income statement and cash flows for the year ended December 31, 2012. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended December 31, 2013 are issued. See Note 21 to our Annual Consolidated Financial Statements included elsewhere in this annual report.

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not Applicable.

    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    KEY INFORMATION
      Selected Consolidated Financial Data

      The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: "Operating and Financial Review and Prospects."

      We maintain our financial books and records and publish our financial statements in constant Pesos as of February 28, 2003 and we prepared our consolidated financial statements in conformity with Argentine GAAP. Significant differences exist between Argentine GAAP and U.S. GAAP that might be material to the financial information contained herein. Such differences involve methods of measuring the amounts shown in our Annual Consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the Exchange Act. See Notes 17 and 18 to our Annual Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to us and reconciliation to U.S. GAAP of our net income (loss) and shareholders' equity. Beginning on January 1, 2013, we now prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

      In accordance with CNV General Resolution No. 487/06, we had previously chosen not to recognize the deferred tax liability caused by inflation adjustment in the accounting valuation of our fixed assets or to state its effect in the notes to our financial statements. However, on July 1, 2010, the CNV issued General Resolution No. 576/10. As a result, we recognized a deferred tax asset amounting to Ps. 223,865 thousand with a balancing entry in retained earnings for the fiscal year ended December 31, 2012. For this reason, and in order to comply with the CNV's rulings, we have made retroactive adjustments for the years ending as of December 31, 2011, 2010, 2009 and 2008 as follows:
	As of the year ended December 31, (in thousands of Pesos)
	2011		2010		2009		2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Balance Sheets
Total Non-current assets	1,938,382	2,032,981	1,902,498	1,974,336	1,868,516	1,910,787	1,836,965	1,852,759
Total Assets	2,409,075	2,503,674	2,439,062	2,510,900	2,183,464	2,225,735	2,082,778	2,098,572

Total Non-current liabilities	1,462,001	1,319,615	1,397,545	1,220,331	1,068,776	847,834	1,094,334	833,137
Total Liabilities	1,892,206	1,749,820	1,860,606	1,683,392	1,547,730	1,326,788	1,382,778	1,121,581

Shareholders' equity	515,798	752,783	576,852	825,904	634,388	897,601	698,952	975,943

	As of the year ended December 31, (in thousands of Pesos)
	2011		2010		2009		2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Statements of Income
Income tax expense	3,316	(8,751)	26,986	12,825	4,386	(9,392)	12,074	(1,806)
Net income	(61,054)	(73,121)	(57,536)	(71,697)	(64,564)	(78,342)	331	(13,549)

      The selected consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our Annual Consolidated Financial Statements included in this annual report and audited by PwC.

      The selected consolidated statement of income data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010 and 2009 have been derived from our annual consolidated financial statements as of December 30, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, which are not included herein.

      The selected consolidated balance sheet data as of December 31, 2008 has been derived from our annual consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, which are not included herein.

      The selected consolidated financial and operating data includes the retroactive adjustments explained above in relation to the deferred tax liabilities.

      SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
	For the year ended December 31,
	2012 (1)	2012	2011	2010	2009	2008
	(in thousands of U.S.$)	(in thousands of Pesos, except ratios and shares)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Argentine GAAP
Gross sales(a)	245,937	1,209,519	1,161,174	1,123,884	1,075,885	901,564
Net sales(b)	235,831	1,159,819	1,114,078	1,081,868	1,041,349	871,961
Gross profit(c)	58,269	286,567	302,768	313,140	304,643	288,611
Operating (loss) income	(18,596)	(91,454)	(9,035)	56,472	94,086	117,238
Financing and holding results loss (d)	(29,273)	(143,965)	(62,378)	(149,301)	(170,786)	(130,144)
Loss (income) before income tax	(46,673)	(229,539)	(64,370)	(84,522)	(68,950)	(11,743)
Net (loss) income	(29,037)	(142,805)	(61,054)	(57,536)	(64,564)	331
Weighted average number of shares outstanding	569,171	569,171	569,171	569,171	569,171	569,171
Loss (income) per share	(0.05)	(0.25)	(0.11)	(0.10)	(0.11)	0.00
Dividends per share	-	-	-	-	-	-
Loss (income) per ADS	(0.51)	(2.51)	(1.07)	(1.01)	(1.13)	(0.01)
Dividends per ADS	-	-	-	-	-	-
U.S. GAAP
Net sales(b)	235,831	1,159,819	1,114,078	1,081,868	1,041,349	871,961
Gross profit(c)	48,163	236,867	255,672	271,124	270,107	259,008
Operating (loss) income	(18,485)	(90,908)	(7,629)	77,346	80,067	99,387
Reorganization item (loss) income	3,874	19,050	(11,961)	206,119	-	-
Financing and holding results (loss) gain (d)	(32,915)	(161,875)	(63,136)	81,835	(121,492)	(87,842)
Loss (income) before income tax	(46,330)	(227,853)	(75,683)	218,915	(33,675)	12,708
Net (loss) income	(36,355)	(178,796)	(83,513)	202,826	(188.448)	19,075
(Loss) earnings per share	(0.064)	(0.314)	(0.147)	0.356	(0.331)	0.034
(Loss) earnings per ADS	(0.639)	(3.141)	(1.467)	3.564	(3.311)	0.335

CONSOLIDATED BALANCE SHEET DATA:
Argentine GAAP
Fixed assets (net of depreciation)	363,476	1,787,576	1,752,923	1,722,877	1,688,430	1,661,201
Total assets	495,078	2,434,793	2,409,075	2,439,062	2,183,464	2,082,778
Net current liabilities(e)	(26,370)	(129,686)	40,488	73,503	(164,006)	(42,631)
Total financial debt	-	-	-	-	920,634	815,327
Short-term financial debt	-	-	-	-	82,777	2,202
Long-term financial debt	-	-	-	-	837,857	813,125
Reorganization liabilities - Financial Debt	260,732	1,282,280	1,119,331	1,034,556	-	-
Reorganization liabilities - Others	29,894	147,021	200,284	185,775	-	-
      Total shareholders' equity
	75,842	372,993	515,798	576,852	634,388	698,952
Number of shares	569,171	569,171	569,171	569,171	569,171	569,171
Common stock nominal value	115,732	569,171	569,171	569,171	569,171	569,171
Cumulative inflation adjustment to common stock	139,237	684,769	684,769	684,769	684,769	684,769
Adjusted common stock	254,969	1,253,940	1,253,940	1,253,940	1,253,940	1,253,940
Total capitalization(f)	336,574	1,655,273	1,635,129	1,611,408	1,555,022	1,514,279
U.S. GAAP
      Total shareholders' equity
	33,814	166,298	345,094	428,607	225,781	414,229

OTHER CONSOLIDATED FINANCIAL DATA:
Argentine GAAP
Acquisition of fixed assets(g)	23,725	116,678	109,128	119,111	105,756	84,169
Depreciation and amortization	15,468	76,072	71,961	74,421	71,331	69,168
Nominal gross interest(h)	697	3,430	3,242	33,632	69,717	59,184
Interest income	1,552	7,632	10,180	5,185	11,580	13,567
Net interest expense(i)	(854)	(4,202)	(6,938)	28,447	58,137	45,617
EBITDA(j)	(1,932)	(9,502)	69,969	139,200	173,167	187,569
Net cash flows provided by operating activities	12,730	62,608	5,058	302,205	251,428	172,384

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2012, which was Ps. 4.9180 per U.S.$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "Exchange Rates Information."
	For the year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of Pesos, except ratios and shares)
SELECTED CONSOLIDATED FINANCIAL RATIOS:

Argentine GAAP
Liquidity ratio (current assets/current liabilities)	77.3%	109.4%	115.9%	65.8%	85.2%
      Solvency ratio (shareholders' equity/total liabilities)
	18.1%	27.3%	31.0%	41.0%	50.5%
Fixed assets ratio (fixed assets/total assets)	73.4%	72.8%	70.6%	77.3%	79.8%
Net income margin (net income/sales)	(11.8%)	(5.3%)	(5.1%)	(6.0%)	0.0%
Total financial debt/total capitalization	77.5%	68.5%	64.2%	50.6%	45.5%

Ratio of:
EBITDA to nominal gross interest	(2.8x)	21.6x	4.1x	2.5x	3.2x
EBITDA to net interest expense(h)	2.3x	(10.1x)	4.9x	3.0x	4.1x
Operating cash flow to nominal gross interest	18.3x	1.6x	9.0x	3.6x	2.9x

Selected Operating Data:
Total number of customers	2,280,557	2,249,513	2,209,959	2,176,327	2,144,612
Residential	2,198,367	2,167,496	2,128,126	2,094,606	2,063,795
Other	82,190	82,017	81,833	81,721	80,817
Kilometers of pipeline	16,651	16,548	16,493	16,264	16,190
Total number of employees	1,148	1,059	1,039	1,052	1,021

	Year Ended December 31,
	2012		2011		2010		2009		2008
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported:(k)
Average daily firm
transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7	24.6	868.7
Average daily volume	23.4	826.4	23.7	837.0	22.6	798.1	23.6	833.4	23.8	841.1
Firm (including residential)	13.1	462.6	13.2	466.2	13.0	459.1	13.1	462.6	13.4	473.2
Interruptible	10.3	363.7	10.5	370.8	9.7	342.6	10.5	370.8	10.4	367.3
Load factor(l)	95.1%		96.5%		92.1%		95.8%		96.8%

Volumes Delivered:
Average daily volume	22.3	787.5	22.6	798.1	21.6	762.8	22.6	798.1	22.9	808.7
Firm (including residential)	12.5	441.4	12.6	445.0	12.4	437.9	12.5	441.4	12.9	455.6
Interruptible	9.8	346.1	10.0	353.1	9.2	324.9	10.1	356.7	10.0	353.1

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

      (f) Financial debt plus total shareholders' equity. For the years ended 2010, 2011 and 2012, financial debt refers to the item "Reorganization liabilities - Financial Debt".

      (g) Represents additions (excluding materials) and transfers to property, plant and equipment.

      (h) Interest on financial operations (no interest was capitalized during 2008, 2009, 2010, 2011 and 2012).

      (i) Nominal gross interest plus capitalized interest less interest income.

      (j) EBITDA means earnings before interest, taxes, depreciation and amortization. However, we calculate EBITDA as earnings before financial and holding results, income taxes, depreciation and amortization. Financing and holding results includes but is not limited to interest expense. Financing and holding results also include interest income, exchange results, holding results, results of debt restructuring, results from the present-valuing of long term financial debt and others. We believe EBITDA provides investors with meaningful information with respect to our liquidity, our capacity to finance capital investments and accomplish with future debt payments and capital work requirements; and facilitates comparisons to our historical operating results. Our EBITDA measure has limitations as an analytical tool. Some of these limitations include:

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

      (6) other companies in our industry may calculate this measure differently than we do which may limit its usefulness as a comparative measure.

      Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations or as an alternative to the GAAP measure of net income. EBITDA is not a recognized financial measure under Argentine GAAP or U.S. GAAP. You should compensate for these limitations by relying primarily on our Argentine GAAP results and using our EBITDA measurement as a supplement.

      (k) Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.

      (l) Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.
RECONCILIATION OF EBITDA:	For the year ended December 31,
	(in thousands of U.S.$)	(in thousands of Pesos)
	2012 (1)	2012	2011	2010	2009	2008
Net cash provided by operating activities	12,730	62,608	5,058	302,205	251,428	172,384
Financing and holding results (not using funds)	(5,281)	(25,972)	(26,085)	34,190	63,170	50,310
Net book value of fixed assets written off	(135)	(662)	(565)	(1,574)	243	(1,271)
Allowance for doubtful accounts	(495)	(2,433)	1,856	(6,973)	(8,174)	(1,259)
Allowance for inventory obsolescence	(61)	(298)	(453)	(43)	(167)	(140)
Disposal of fixed assets	(986)	(4,851)	(6,129)	(8,581)	(7,439)	(5,767)
Contingencies reserve	(2,416)	(11,884)	(12,087)	(9,464)	(10,445)	(12,702)
Materials consumed	(929)	(4,571)	(4,926)	(3,966)	(8,009)	(2,728)
Minority interest	167	820	(206)	(258)	(298)	(245)
Changes in assets and liabilities	(4,526)	(22,259)	113,506	(166,336)	(107,142)	(11,013)

EBITDA	(1,932)	(9,502)	69,969	139,200	173,167	187,569

      __________

      Notes:

      (1) Solely for the convenience of the reader, we have converted Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2012, which was Ps. 4.9180 per U.S.$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: "Exchange Rates Information."

        Exchange Rates Information

      The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2012, the Peso/U.S. Dollar exchange rate was Ps. 4.9180 per U.S.$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Observed Exchange Rates (Ps. Per U.S.$)

Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End

2008	3.4680	3.0140	3.1633	3.4530
2009	3.8540	3.4490	3.7299	3.8000
2010	3.9880	3.7940	3.9130	3.9760
2011	4.3040	3.9320	4.1311	4.3040
Month Ended October 31, 2012	4.7660	4.6990	4.7306	4.7660
Month Ended November 30, 2012	4.8310	4.7690	4.7983	4.8310
Month Ended December 31, 2012	4.9180	4.8420	4.8795	4.9180
Month Ended January 31, 2013	4.9780	4.9250	4.9495	4.9780
Month Ended February 28, 2013	5.0500	4.9830	5.0126	5.0460
Month Ended March 31, 2013	5.1220	5.0490	5.0848	5.1220
As of April 19, 2013	5.1640	5.1300	5.1451	5.1640

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

Risk Factors Relating to Argentina

MetroGAS' revenues are made in Argentina and are highly dependent on Argentinian economic and political conditions.

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues, operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina, especially those that affect the price index, public debt, interest rates, price controls, foreign exchange controls and taxes. Such conditions have affected and could continue to affect the operational and financial condition of private sector entities, including us. We cannot provide any assurance that the future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, or our capacity to comply with the covenants in our Negotiable Obligations.

Argentina's current economic growth and stability may be affected by different factors.

Since the last crisis that took place during 2001 and 2002, the Argentine economy has grown very quickly and real GDP increased at an 8.5% accumulated annual average between 2003 and 2008. However, as a result of the global economic crisis, in addition to other factors, Argentina's GDP growth rate was reduced by approximately 0.9% in 2009. While the national economy recovered during 2010 and 2011, increasing at an annual average rate of 9.3% and 9.2% respectively, it decreased slightly by 0.7% in 2012 according to preliminary estimates. It is not possible to confirm that growth levels from recent years will continue in 2013 or in following years, or that the economy will not shrink. More variation in Argentina's prices variation rate could increase operation costs, especially working costs, and therefore negatively impact our operations results and financial condition.

The following is a list of factors that could stop, limit or reverse growth and/or affect economic stability in Argentina:

  unemployment indexes,
  price variation index,
  the regulatory framework,
  credit availability
  investment as a percentage of GDP,
  current fiscal surplus, as long as it does not remain at current or recent levels, level of sovereign debt,
  international commodity prices (which are generally unstable and out of the National Government's control, however, during the last year they have gone up again reaching historical values), claims and / or strikes from different areas of the Argentine economy, offer of available energy to supply industrial activity and consumption, and decreases in the levels of consumption.

Similarly to the past, Argentina's economy could be affected by political and social pressure that might prevent the National Government from implementing the right policies to maintain prices stability, generate growth and improve reliability on the part of investors and consumers. This, at the same time, could result in a reduction of consumption on the part of end consumers, which could negatively and significantly affect the Company`s results.

Higher variations in the price index may adversely affect the Argentine economy and our result of operations.

Higher variations in the price index may increase operation costs, particularly labor costs, and may have a negative impact on Argentina's economy or in our financial condition or result of operations.

Prior to the enactment of the Public Emergency Law, the tariffs that we charged were linked to a rate per unit of usage calculated in U.S. dollars and we had the right to adjust that rate semiannually in accordance with variations in the U.S. producer price index. Pursuant to the Public Emergency Law, provisions requiring adjustments in agreements for the provision of public utility services between the Argentine National Government and the providers of those services (including ourselves) based on foreign inflation indexes and all other indexation mechanisms have been revoked and the tariffs for the provision of such services were converted from U.S. dollars to Pesos at a rate of Ps. 1.00 per USD 1.00 and remain frozen since 1999.

See "The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern". Furthermore, we cannot guarantee that the price index variations of recent years will remain stable or will not increase in the future.

The Argentine economy may be affected by economic developments in other markets and any resulting "contagion" effect could have a material adverse effect on Argentina's economic growth and negatively impact the business of the Company.

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

Recently, the sovereign debt crisis in Europe, which began in 2010, led to concerns about the rising level of government deficits and debt levels worldwide. In particular, a wave of rating agency downgrades with respect to European and United States sovereign debt created alarm in the financial markets, resulting in, among other things, an increase in the price of commodities and a rise in inflation worldwide.

The Argentine economy may be particularly vulnerable to the aforementioned developments and "contagion" effects.

Furthermore, deterioration in the economic condition of other emerging countries, especially those addressed in Latin America, could have a material influence on the negotiable bonds issued by Argentine companies. It is difficult to predict the manner and the extent to which these events may materially affect the Argentine economy or securities markets and, in turn, our business and our financial condition.

The nationalization of Argentina's pension funds has materially affected the local capital markets and may significantly affect our ability to obtain financing for our operations.

In December 2008, the Argentine National Government implemented the elimination of the private retirement pension system and transferred approximately USD 29.3 billion in assets held by private retirement pension management companies to ANSES, the administrator of the newly-created unified retirement pension system. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the Argentine government became a significant shareholder in many of the country's publicly-held companies, to which it may appoint or propose members to the Board, based on its share in each company. This situation has given rise to a partial nationalization of many companies due to the government's participation in company decisions through the board members it has appointed or proposed.

As previously mentioned, we cannot guarantee that an active trading market for negotiable bonds of one series will be developed, or if developed, that such market would continue to exist. If an active market did not develop or continue to exist to trade negotiable bonds, the price of the market and the liquidity of negotiable bonds could be seriously affected.

Argentina's ability to obtain financing from international markets may be limited.

After a process of negotiation with the creditors of the Argentine National Government, on December 9, 2004, Executive Decree No. 1,735/04 was issued, approving the offer for the restructuring of the 2001 defaulted public debt. As a result, 76.15% of investors exchanged their defaulted debt for new securities with a longer term maturity pursuant to the terms of the restructuring. In relation to the unpaid 23.85% (equal to USD 26,532 million), no definitive solution has been reached.

During the first semester of 2005, Argentina restructured the part of its external debt that remained outstanding since the end of 2001. The National Government announced that as a result of the restructuring, the total pending debt was about USD 129.2 thousand million. In this way, approximately USD 26.5 thousand million correspond to default credit certificates belonging to creditors who did not participate in the restructuring and with whom it has not been possible to reach a definite solution yet. On January 3, 2006, Argentina prepaid its whole outstanding debt to the International Monetary Fund, which amounted to USD 9.8 billion, using the Central Bank's reserves in excess of the amount necessary to support 100% of the Argentine monetary base.

A group of holders from the Unites States, Italy and Germany has filed an arbitration request before the International centre for Settlement of Investment Disputes ("ICSID") and dissident holders may file new requests in the future. Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bondholders that did not participate in the 2005 sovereign debt restructuring, have filed claims totaling approximately USD 20 billion before the ICSID alleging that certain government measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, ICSID has rendered several decisions against Argentina requiring the Argentine government to pay approximately USD 1,000 million plus interest in claims and legal fees. Separately, in relation to the same subject, the UN Commission on International Trade Law ("UNCITRAL") has, as of the date hereof, issued two awards, ordering the Argentine National Government to pay USD 240 million plus interest and costs. Argentina sought annulment of these two awards, but during 2010 both motions for annulment were rejected by U.S. federal courts.

Recently, a group of holders that did not participate in the restructuring of Argentina's public debt has filed an arbitration request before ICSID for the sum of USD 4.4 billion.

In 2007 and 2008 Argentina placed, by direct subscription, certain public debt tools (Bodenes) in Venezuela. Both those issued in 2007 and those issued in 2008 carried higher interest rates than market rates applicable to other Latin American countries.

On September 2, 2008, pursuant to Executive Order No. 1,394/08, Argentina officially announced its decision to pay off its outstanding debt with creditor nations belonging to the Paris Club, with a cash payment of approximately USD 6,700 million coming from available free reserves from the Central Bank. The settlement of the debt did not include penalty interests, which would approximately amount to USD 600 million. It is not possible to predict how negotiations to carry out said debt settlement will end with the Paris Club, or its impact if it were carried out considering Argentina`s financial situation and its access to the international credit markets.

In January 2009, the National Government once more offered a debt swap implemented by means of the National Loans Guarantee with maturity dates between 2009 and 2011. Furthermore, Act No. 26,547, which authorized the National Government to re-open the debt swap with those creditors who did not participate in the 2005 restructuring and with whom a final solution has not been reached yet (holdouts) was passed. This law provides that the new terms and conditions to be offered to these creditors or holdouts cannot be the same or better than those offered to creditors who participated in the 2005 restructuring. In addition, holdouts who wish to participate in the re-opening of the swap must waive all rights or actions arising from the debt subject to the swap, including those rights acknowledged through court rulings or arbitration awards and any right to file legal actions against Argentina.

The National Government also announced, through Executive Order 298/10, the use of reserves of the Central Bank for the creation of the USD 6,549 million Bicentennial Fund for Debt Reduction and Stability, which was used to pay the dollar debts with maturities in 2010 in Argentina.

Argentina's situation after default and the fact that it had neither restructured its whole outstanding external debt nor settled claims from dissident creditors could limit Argentina's capacity to enter into the international capital markets. Lawsuits filed by dissident creditors as well as claims brought before the ICSID and the UNCITRAL could mean significant rulings against the National Government, which could result in seizure or inhibitory measures against assets that the National Government intended to use for other purposes. This situation could generate substantial unfavorable effect on Argentina's economy and consequently, on our business. The impossibility of getting credits from international markets could have an adverse effect on the Company's own capacity to have access to credit international markets to finance its operations and its growth.

As of December 31, 2012, Argentina's public and private debt increased to USD 140.5 billion and as of the same date, the amount owed specifically to the Paris Club equaled USD 7 billion.

The significant appreciation and depreciation of the Peso may have an adverse effect on the Argentine economy, or on our results of operations and financial condition.

The value of the Peso has fluctuated significantly in the past, and could continue to fluctuate in the future. The real Peso devaluation in 2002 brought positive results with respect to competitiveness in certain areas of the Argentine economy, but it also caused a high negative impact on other sectors and on the financial situation of a large number of companies and individuals. The Peso devaluation had a negative impact on the capacity of Argentine companies to comply with their debts denominated in foreign currency, initially led to a high index of prices variation, reduced real salary significantly, had a negative impact on companies whose success depends on domestic market demand, including public utility service companies, the financial industry among others, and finally had an unfavorable effect on the National Government's capacity to pay its liabilities denominated in foreign currency.

If the Peso experiences an important devaluation again in the future, all or some of the negative effects previously mentioned may be repeated, thus impacting Argentina's economy and having unfavorable consequences on our business.

The value of the Peso relative to American Dollars has depreciated since 2002. During 2009 the value of the Peso relative to American Dollars went from Ps 3.453 per Dollar on December 31, 2008 to Ps 3.80 per Dollar on December 31, 2009 and then to Ps 4.01 per Dollar on December 30, 2010 to Ps 4.32 per Dollar on December 30, 2011 and to Ps. 4.92 per Dollar on December 30, 2012. The Central Bank, however, has regularly intervened in the exchange market by buying and selling American Dollars in the open market in order to stabilize the value of the Peso. We cannot guarantee that the Central Bank will continue with these transactions or maintain the quotation stability between the Peso and the Dollar. As of April 19, 2013, the exchange rate was Ps. 5.1640 per USD 1.00. See Item 3: "Exchange Rates Information" for additional information regarding Peso/U.S. Dollar exchange rates.

A substantial valorization of the Peso in relation to the Dollar also poses a risk for the Argentine economy. In the short term, a significant valorization of the Peso in real terms would negatively impact exports. This could have an adverse impact on GDP and on employment growth as well as reduce revenues from the Argentine public sector as fiscal revenues decrease in real terms as a consequence of current dependence on exports.

We cannot assure you that future policies adopted by the Argentine National Government will be able to limit the volatility of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial condition and results of operations.

We derive substantially all of our revenues in Pesos from our activities in Argentina and, as a result, the devaluation of the Peso and the pesification and freezing of our tariffs (See Risk Factor: "The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern.") have had a material adverse effect on our ability to service our indebtedness, which is largely denominated in foreign currency and has significantly increased in Peso terms. In addition, the Peso cost of approximately 3.46% of our expenses denominated in foreign currency and of our imported goods (including capital goods) increased due to the devaluation. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our largely foreign currency-denominated indebtedness. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operations and financial condition. As of December 31, 2012, our financial debt in foreign currency, which accrued interest until we filed a petition to commence a reorganization proceeding ("concurso preventivo") on June 17, 2010, was the equivalent of USD 260.7 million. (Dollar/Euro rate = 1.3225) and is included in the "reorganization liabilities" line item for our consolidated balance sheet.

We cannot predict whether, and to what extent, the Peso may further devalue against the U.S. Dollar and how those currency movements may affect consumption of gas services. Moreover, we cannot predict whether the Argentine National Government will further modify its monetary policy and, if so, what impact these changes may have on our financial condition and results of operations.

Restrictions on Argentina's energy supplies could negatively affect Argentina's economic activity.

Demand for electricity and natural gas in Argentina has increased substantially over the course of the last several years, driven by the general economic recovery in Argentina and low prices in comparison to alternative fuel sources. The Argentine government has taken a number of measures aimed at alleviating the short-term impact of supply restrictions on residential and industrial users such as importing natural gas from Bolivia, importing liquefied natural gas ("LNG") transported to Argentina in vessels, effecting the Total Energy Plan, implementing the Gas Plus plan and building a propane/air injection plant ("PIPA"). Additionally, the Argentine National Government by Law No. 26,741, established measures to turn around the energy situation in the middle and long term.

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

A decline in international prices for Argentina's principal commodity exports could have a significantly adverse effect on Argentina's economy.

The Argentine economy has historically relied on the export of commodity products, the prices of which have been volatile and outside Argentina's control as a source of foreign currency, and, more recently, on government revenues through the collection of taxes on the export of such products.

The prices of most of Argentina's commodity exports declined significantly between the third quarter of 2008 and the first quarter of 2009, when they began to increase again and have continued to increase up to the present. If international commodity prices decline again in the future, the Argentine economy could be adversely affected and government revenues from taxes on Argentine exports could decrease, producing a negative impact on public finances and on our business, financial condition and results of operations.

Certain measures that the Argentine National Government has implemented in the past or may implement in the future to address social unrest could adversely affect the Argentine economy.

During the 2001 and 2002 crisis, Argentina faced social and political tensions, social protests and strikes. Despite the current stability and recovery of the Argentine economy, levels of poverty and unemployment were not completely reversed. Policies measures that the Argentine National Government could implement in the future or those that have been created to reverse this situation may include expropriation, nationalization, forced renegotiation or modification of existing contracts, mandatory nomination of all de currency obligations in Argentine pesos, suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims and changes in laws, regulations and policies affecting foreign trade and investment. We cannot make any assurances that the implementation of these measures, over which we have no control, may not adversely affect our operations and our ability to comply with our debt covenants.

Furthermore, in the past, the Argentine National Government has enacted laws, decrees and rules that compelled private companies to maintain certain wage levels and provide their employees with certain benefits. Also, both private and public sector employers have been affected by the pressure of certain employees or unions to raise salaries and benefits. It is likely that the National Government will adopt new measures that will compel companies to raise salaries and increase benefits in favor of their employees and in favor of unions related to the companies' activities, and that such employees and unions will actively demand such increases. Therefore, our labor costs may increase, adversely affecting the results of our operations.

The regulations over exchanges, outside transfers and over the flow of funds into Argentina limit our capacity to access the international capital markets.

In 2001 and 2002, as a consequence of the economy`s deterioration and the financial conditions in Argentina and of the difficulties that the National Government faced to renegotiate its external public debt together with the reduction of deposits in the financial system, the National Government enforced a number of regulations regarding currency exchange and bank transfers. These regulations included restriction to the free availability of funds deposited at banks and restrictions to foreign currency transfers without the approval of the Central Bank.

Executive Order No. 1,722/11 was published and came into force on October 26, 2011. It reestablishes Executive Order No. 2,581/64 and requires oil and gas companies, among other entities, to enter the exchange market and trade all foreign currency coming from export operations. During the last year, additional restrictions have been imposed, which not only limit buying foreign currencies, but also transferring them abroad. Among these restrictions there is one that demands financial institutions report to and get approval from the Central Bank of the Argentine Republic prior to any transaction involving foreign currency to be made in the exchange market. On July 5, 2012, the BCRA issued Circular "A" 5,318 in virtue of which it suspended the possibility that, residents such as the Company have external assets without having the obligation of a specific subsequent use. It is not possible to assure you that there will not be future modifications to exchange controls and to controls of foreign currencies' inflows and outflows. Exchange and capital controls could negatively impact our capacity to access the international credit markets, our financial condition or the results of our operations, our capacity to comply with our liabilities in foreign currency and execute our financial plans.

Occasional disbelief in the financial system and the absence of long-term operations could negatively affect our results.

In 2001, due to a massive withdrawal of deposits and other problems that financial entities in Argentina were experiencing, the National Government enacted different regulations in order to overcome such difficulties and prevent the financial system from collapsing. The volume of activity in financial intermediation, both of deposits and credits, was drastically reduced. The seriousness of the crisis and its impact on the trust of depositors in the financial system created significant uncertainty regarding the probability that the financial system may recover its total capacity to act as a broker between savings and credit.

Since 2003 there has been an increasing and gradual recovery of the deposits' level. Such recovery, in a context where the level of loans has increased correlatively with deposits' increase, has had the objective of improving the financial system's liquidity. However, liquidity problems could not be considered definitely overcome, as the majority of new deposits were for a short term or simply demand deposits or savings accounts. Thus, the system was exposed to a bank run due to adverse economic slowdowns, even if they were not related to the financial system. At the same time, a bank run could trigger a new round of government interventions.

It is worth pointing out that beginning in 2003 there was a recovery of loans from the non-financial private sector (companies and individuals), that continued until mid-2008 when the international global economic crisis began. If the financial intermediation resulting from long-term deposits remains limited in time, the capacity of financial entities to generate revenues will be negatively affected. As the majority of new loans in the domestic financial system are short-term or demand deposits, there is a risk of illiquidity for those entities that make the decision to grant long-term credits on the basis of such deposits. Moreover, the financial system's liquidity is strengthened by a fiscal surplus whose existence could be threatened at any time. Finally, the financial sector's exposure to the public sector, notwithstanding an effective reduction, continues to be important, focusing, among other things, on debt certificates issued by the Central Bank.

Our balance sheet, economic and/or financial situation and/or our results of operations and, especially the possibility of obtaining financing, and/or our capacity to fulfill our obligations in general, and our obligations relative to negotiable bonds in particular, could be highly affected in a negative way if the situation of the Argentine financial system deteriorates.

The expropriation of YPF and the intervention in the hydrocarbon industry might have an effect on our operations.

On April 16, 2012, President Fernández de Kirchner announced the intervention of YPF S.A and submitted to Congress a bill to approve the expropriation of the 51% capital stock of such company owned by Repsol group. The nationalized capital stock was approved by the National Congress in May 2012, ending the intervention. The National Congress stated that shares of public interest and under expropriation should be distributed as follows: 49% will be granted to certain Argentine Provinces and the remaining 51% would be owned by the National Government. YPF S.A.'s subsidiary, YPF Inversora Energetica S.A., has informed our controlling shareholder, Gas Argentino, of its intention to exercise its preferential rights and become the sole owner of Gas Argentino's shares. If such preferential rights exercise is completed, our controlling shareholder and we would thus be controlled by the National Government. See "Changes in our controlling shareholder could have an impact on our results of operations" below.

Additionally, on July 25, 2012, Executive Order No 1,277/2012 was published complementing Law No 26,741, constituting the "Reglamento del Regimen de Soberanìa Hidrocarburìfera de la Repùblica Argentina" (Set of rules for the hydrocarbons sovereignty regime in the Argentine Republic). This executive order stipulates: the creation of a National Plan of Hydrocarbons Investments, the creation of a Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments (the "Committee"), which will annually elaborate, in the framework of the National Hydrocarbons Policy, the National Plan of Hydrocarbons Investments. Said executive order also sets up the National Registry of Hydrocarbons Investments where all individuals who perform activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons will register. Those registered will have to submit their Annual Plan of Investments every year before September 30th, including a detailed description of their quantitative goals regarding exploration, exploitation, refining and/or commercialization and transportation of hydrocarbons and fuels, as it may correspond. In the same way, they will have to report their plans regarding maintenance and reserves' increase, including: a) their investment plan in exploration, b) their investment plan in primary recovery of reserves, and c) their investment plan in secondary recovery of reserves, which will be analyzed by the Committee. In addition, the Committee will adopt the necessary measures to promote, encourage and coordinate the development of new refineries along the National Territory, that may guarantee the growth of the domestic processing capacity according to the goals and demands of the National Plan of Hydrocarbons Investment, as regards prices, and according to what is stipulated by the Executive Order, aimed at ensuring reasonable commercial prices. The Committee will set forth the criteria that will rule operations in the domestic market. In the same way, the Committee will publish hydrocarbon and fuel reference sale prices, which will have to include covering costs of production attributable to the activity and to obtaining a reasonable profit margin.

It is difficult to predict the manner and extent in which these events may affect the Argentine economy and our operations.

Risk Factors Relating to Us

The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern.

In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per USD 1.00 and freeze them at that rate. See Item 3: "Risk Factors Relating to Argentina- Restrictions on Argentina's energy supplies could negatively affect Argentina's economic activity". The Public Emergency Law also authorized the Argentine Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

The result of license and tariff renegotiations is uncertain. The process of renegotiation involves various stages, beginning with a preliminary agreement or Letter of Understanding with the Unit for the Renegotiation and Analysis of Utility Contracts ("UNIREN"), which will later be controlled by other government bodies. The process also requires a Definite or Temporary Agreement with the Minister of Federal Planning, Public Investment and Services and the Minister of Economy and Production, which must be ratified by the shareholders assembly of the company in question. In addition, there must be an Executive Order from the National Executive Power ("PEN") where it is ratified and ENARGAS must issue tariff schemes reflecting the conditions stated in the agreements, allowing the company to invoice the new values to its customers.

The first gas distribution company to enter into an agreement with the Argentine Government related to the renegotiation of the license and tariffs was Gas Natural Ban (currently Gas Natural Fenosa S.A.). Such agreement was ratified on April 2006 by Executive Order No. 385/06 and the tariff increase stipulated therein became effective on April 1, 2007, recognizing the effects of revenues that were accrued from November 1, 2005 and the adjustments for the costs variation indexes set forth in the agreement. Subsequently, another cost variation was approved and incorporated to tariffs as of September 2008, which has remained unaltered to the present day. The modification of tariffs stated in the letter of understanding in force from November 1, 2005 resulted in a 27% improvement of the total distribution margin and an accumulated improvement of approximately 65% due to costs variations.

Unlike the agreement signed by Gas Natural Fenosa, most definitive agreements do not contemplate an adjustment of tariffs to residential customers. As a result, in 2008, even when a definite agreement had been signed, a company had to enter into temporary agreements that would allow it to adjust tariffs to residential customers according to the segmentation guidelines set forth by the ENARGAS and to maximum impacts accepted by the Government in tariffs' schemes issued since September 1, 2008.

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

On December 24, 2007, BG, a shareholder of our controlling shareholder, received a favorable ruling on a claim filed against the National Government for noncompliance with the Bilateral Investment Promotion and Protection Agreement, signed in 1990 between Argentina and the United Kingdom and submitted to the arbitration of the UNCITRAL (the "Arbitration Award"). The National Government challenged this arbitration award in the Federal District Court for the District of Columbia, which decided that the decision against the Argentine Republic had to be recognized and executed. We cannot assure when or if the process of renegotiation will end or if it will result in major restrictions (e.g., non-profitable investments in capital assets or requiring us to give an indemnity to the National Government if a shareholder's compensation results from legal action against the National Government) or if the new tariffs will be sufficient to cover our costs and pay our existing debt after the restructuring.

On October 1, 2008, pursuant to the renegotiation process for public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 by Decree No. 234/09. Regardless, our tariffs have been frozen for almost thirteen years and the tariff schedule resulting from the Transition Agreement has not yet been approved by the ENARGAS (Ente Nacional Regulador del Gas), although it was reviewed by MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios) more than three years ago. In addition, neither the MPFIPS nor the ENARGAS has granted us the ability to pass through to tariffs municipal levies, contributions and other charges, which significantly and increasingly impact our cash flow generation. Additionally, the increases we have included in our invoices to all customer categories have had no effect on our income. This is because we have acted as a collections agent and the resources have instead been used to expand the main gas pipeline capacity, compensate for increases in natural gas prices from producers and pay for the natural gas imports necessary to cope with internal demand. From 2001 until today, operating costs have increased by approximately 521%, but we have been operating with frozen tariffs and without any subsidies from the Government.

Consequently, given this situation, our Board of Directors approved our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See "Item 4. Information on the Company- History and Development of the Company- Important Events in the Company's Development- Reorganization Proceeding (concurso preventivo)" We recently submitted a reorganization agreement which was approved by the intervening court on September 6, 2012 and issued the required new notes in a debt swap on January 11, 2013 (see "Information on the Company- History and Development of the Company- Important Events in the Company's Development- Reorganization Proceeding (concurso preventivo)" below for details of our reorganization proposal.

Following a January 2012 decision of the District of Columbia Court of Appeals declaring the BG claim mentioned above void, we received Note No. 12 from UNIREN requesting that we resume the renegotiation of our Gas Distribution License on January 18, 2012. For over two months we participated in meetings with officers from the UNIREN and provided all of the information they requested, but there was no further progress or comments from the UNIREN.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation.

The situation mentioned above and the increasing costs required to maintain our service levels have significantly impacted our economic and financial situation. As of the date of this annual report, our management estimates that if these circumstances continue, our financial situation will continue to deteriorate. They have thus evaluated a variety of measures to mitigate any negative impact on us, including:

  escalating our claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies) and the issuance of the corresponding tariff charts;
  procuring the strict management of cash-flow to control our capital expenditures;
  requiring additional capital contributions from shareholders;
  renegotiating payment conditions with our principal suppliers and the Trust Funds; and
  obtaining financing from third parties.

However, we cannot assure you if and when the tariff renegotiation process will finally conclude, nor can we assure you whether the renegotiation process will result in additional restrictions (for example, required capital expenditures which prove to be unprofitable or a requirement that we agree to indemnify the government in case compensation is obtained by a shareholder as a consequence of legal action against the government) or if the new tariffs will be sufficient to allow us to cover our costs and service our existing indebtedness after the restructuring or maintain their value in U.S. dollars or pesos over the time to compensate for any past and future increases in the price variation index or the devaluation of the Peso. Furthermore, it is possible that the revised tariff schedules in effect as of December 3, 2012, and any further revised tariff schedules, will lead to social unrest, protests by our customers or objections from consumer advocacy organizations or the National Ombudsman, thereby hindering the implementation of any future agreement or the application of new tariffs. Moreover, we can offer you no assurance that tariff increases would not result in an increase in our overdue receivables, and consequently, our result of operations.

In this context, in fiscal year ended on December 31, 2012 we registered a consolidated operating loss of Ps. 91.4 million, and net accumulated losses for Ps. 926.3 million and a consolidated negative working capital of Ps. 129.7 million. Negative results registered by us represent more than 50% of the capital and the reserves and section 206 of the corporations' law sets forth the compulsory reduction of capital when these circumstances take place. (See Risk Factor: "We may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.") We have thus prepared our annual financial statements for the fiscal year ended December 31, 2012 included herein, assuming that we will continue as a going concern. Consequently, our independent auditors, Pwc, issued a report on our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern See Item 18: "Financial Statements."

The filing of the reorganization proceeding under the Argentine law on June 17, 2010 and the issuance of new notes in order to comply with the reorganization agreement makes us vulnerable to risks related to such reorganization proceeding.

We submitted a preventive agreement proposal for our unsecured creditors, which was approved by the presiding bankruptcy court on September 6, 2012. However, it is not possible to guarantee that we will be able to comply with all the conditions set forth in said preventive agreement, or with all of our liabilities with privileged creditors and other expenses arising from the reorganization proceeding. Any noncompliance could result in our bankruptcy. Additionally, it will only be possible for us to call for a creditor meeting one year after the court has declared that we are in compliance with the preventive agreement.

Although court approval remains firm for six months from the date of approval, any creditor subscribed in the preventive agreement will have the option of asking for its nullity based on (i) the existence of an inaccurate, wrong or false declaration made in an intentional manner as regards our balance of assets and liabilities or (ii) illegitimate preferences in favor of certain creditors, which, in any case, will be known by the creditor or creditors after maturity of the legal term to enter oppositions to said approval.

Item 5 "- Liquidity and Capital Resources - Debt Restructuring" describes the debt swap and the issuance of New Negotiable Bonds we made on January 11, 2013 to verified creditors and unsecured creditors declared acceptable. On February 1st and 13th, 2013 we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Negotiable Bonds were released and the capitalization and payment of interests in order to remove all general prohibitions and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the LCQ.

As our reorganization proceeding has only recently ended, our operations will continue to be subject to the risks and uncertainties generally associated with such reorganization, such as:

  the relationships between us and our customers, employees, vendors, strategic partners and others may be negatively affected by our reorganization proceeding, including risks that our customers will be less likely to purchase our services, that our employees will seek out other opportunities or lack proper motivation to fulfill their commitments and that vendors and strategic partners could terminate their relationships with us or require financial assurances or enhanced performance to continue their business relationships with us, which may be unduly burdensome on our business and operations, the actions and decisions of our creditors and other third parties with interests in our reorganization may be inconsistent with our plans, our ability to obtain and maintain commercially reasonable terms with vendors, strategic partners and service providers, our ability to obtain and maintain contracts that are critical to our operations, or our ability to retain customers, and our ability to retain and motivate our management team and other key employees.

Therefore, we cannot assure the final outcome of the reorganization proceeding and consequently, the impact it will have on our results of operations.

There is no certainty that the reorganization agreement reached in our reorganization proceeding will be respected in other jurisdictions.

Most of our significant liabilities, including negotiable bonds in circulation, are governed by New York law. As a consequence, a court from another jurisdiction could determine that we have not complied with the minimum requirements necessary to comply with and respect the preventive agreement proposal in its jurisdiction, and, as a result, challenge or annul all or some of the transactions that constitute the preventive agreement we reached in our reorganization proceeding in compliance with the laws of that jurisdiction. Thus, we may be subject to an important number of legal proceedings.

Upon our filing to commence a reorganization proceeding (concurso preventivo), ENARGAS effected an intervention over our business. We are unsure what effect, if any, such intervention will have in the future over our results of operations and financial condition.

Following our filing to commence a reorganization proceeding (concurso preventivo) on June 17, 2010 ENARGAS issued Resolution No. I-1,260 and appointed Antonio Gómez as our intervenor for the next 120 days. The resolution states that the intervenor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, where supply is the core of the license agreement, (b) initiate a corporate audit of us, and (c) itemize and appraise all our assets.

The appointment of Antonio Gomez as our Interventor have been extended various times for 120 days with the same terms and conditions, (even though we have now ended our reorganization proceeding) with the last extension stipulated by the ENARGAS through Resolution 2,448/13 on February 1, 2013.

To date, the intervention has required us to submit information and reports to the ENARGAS but it has not interfered with our normal business. Nevertheless, we are uncertain as to the effect such intervention will have in the future over our results of operations and financial condition.

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

The energy industry in Argentina has experienced an increased demand for natural gas, which cannot be met by the current gas and transportation supply and could lead us to be unable to meet our customers' needs and adversely affect our result of operations.

As stated above, the Public Emergency Law of 2002 converted the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per USD 1.00 and froze them at that rate. This resulted in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors, coupled with the economy growth led to a substantial increase in the demand for natural gas and, which, combined with low investments in facilities for the production, transportation and distribution of natural gas as a result of a disparity between the demand and supply of natural gas and gas transportation capacity. This situation may eventually lead to a gas and electricity supply bottleneck, primarily due to the high risk of failures of the Argentine energy supply system.

In order to prevent natural gas shortages in the domestic market and to guarantee the natural gas supply to non-interruptible consumers, pursuant to Resolutions No. 659/04, 503/04, 752/05, 882/05, 939/05, 1,329/06, 1,886/06 , 599/07 and 172/12 (all enacted by the Energy Secretariat) and their regulatory rules, ENARGAS and/or other competent authorities are allowed to redistribute gas volumes and/or reallocate transportation capacities, thereby modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. As a consequence, it is reasonable to think that we could get enough natural gas and/ or natural gas transportation capacity to meet customer demand, which could have a negative impact on our cash flow and on our operations results.

At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants and insufficient injection of gas at wellheads. In order to prevent shortages resulting from this state of emergency, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors to use gas originally destined for exports and electric generation to meet domestic demand. While this did not affect us because we did not utilize these resources, the Secretariat of Interior Commerce and the Energy Secretariat took further steps in governmental oversight in 2007 by increasing its intervention over our business operations, in particular, they restricted our distribution of natural gas to certain industrial customers and power plant customers, with the goal of guaranteeing the supply of natural gas to non-interruptible customers. The state of emergency continued from 2008 to 2012. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2013.

If after taking these measures it is still impossible for us to supply residential customers, our License demands we declare an emergency situation and follow the instructions of the ENARGAS and /or adopt decisions taken within the framework of an Emergency Committee conformed by the intervening authorities and by the transportation and distribution companies involved. If said interruptions were carried out and were attributable to us, after an administrative proceeding, we could be fined a maximum of USD 500,000 and even be subject to License cancellation. Similarly, we may be held responsible for damages caused to our customers as a result of those interruptions. Thus, if we were not able, for some reason, to supply the gas required by our customers for an extended period, our financial situation as well as our operations results could be substantially and seriously affected.

In the future, we may have increases to our expenses related to the following:

  Insufficient long-term firm transportation capacity. As a consequence of the general increase in the demand of natural gas, any additional demand due to cold weather, a lower hydro-electrical generation or the lower cost of natural gas relative to other fuels could result in the need for more transportation capacity than currently exists.
  Fines from electrical power plants. Our agreements with electrical power plants allow us to interrupt the gas supply within certain limits. If we exceed those limits, we must pay fines that increase according to the increase of non-delivered hired volumes. An increase in the demand of un-interruptible customers together with a shortage of gas due to lack of supply or transportation could result in a significant increase in fines to electrical power plants customers.

Consequently, our financial situation and the results of our operations may be affected by our need to acquire additional transportation capacity through "peak contracts" (additional contracts during peak demand) as well as by the fines for not meeting the demand of electrical power plant customers.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly our revenues are, significantly higher during the winter months than during the rest of the year. On the other hand, unseasonably warm weather in our service area during the winter months can cause a significant reduction in gas demand and higher levels of hydroelectric generation, especially among residential customers (our largest single source of revenues) and upon which we charge the highest margins. During 2013, if the current government intervention ceases and even if the winter months prove to be unusually cold, we may not be able to record any positive revenue effects because we may (i) have more demand than our current contracted transportation capacity and (ii) experience an increase in fines from our power plant customers if we interrupt the delivery of gas to them beyond a certain limit. Since the current regulatory scheme does not allow us to recover the cost of any unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand from our residential customers may be worsened if we are unable to transfer their excess transportation capacity to other classes of customers or to dispose of our surplus capacity.

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

We operate in a highly regulated industry. Changes in the regulatory framework could have a substantial negative impact on our financial performance and our operation results.

We operate in a highly regulated industry. As a result of the economic volatility in Argentina since 2001, the National Government has issued different regulatory measures in order to mitigate adverse effects in the energy sector.

In February 2004, the Executive Power issued Executive Order No. 180/04, it created a special trust fund for the new transportation and distribution infrastructure, conformed the Gas Electronic Market to coordinate and centralize all operations related to spot gas purchases and secondary markets of transportation and distribution, replaced, modified and introduced the terms and conditions of certain categories of distribution, allowed the reselling of distribution services on behalf of distribution users in certain conditions and authorized natural gas distributing companies to have a controlling participation in the natural gas marketers. See "Information on the Company-Business Overview". In February 2004 the Executive Power issued Executive Order No. 181/04, allowing the Energy Secretariat to enter into an agreement with natural gas producers to adjust the price of natural gas paid by natural gas distributing companies at the point of entry into the transportation system. The agreement set forth in this Executive Order was approved by the Ministry of Federal Planning, Public Investment and Public Services in Resolution No. 208/04.

According to Executive Orders No. 180/04 and 181/04, the Energy Secretariat and the ENARGAS issued different regulations stipulating, among other things, to suspend natural gas exports, to fix discounts or charges for certain users and to create a supply cut regime for the systems of transportation and distribution, designed to guarantee the natural gas supply to uninterruptible customers.

In May 2005, the Energy Secretariat issued Resolution No. 752/05, which set forth "unbundling", a system of categories subdivision. This resolution prohibited natural gas distributing companies from selling natural gas to certain big users. Since then, several modifying resolutions have been implemented, which (i) modified the terms set forth in Resolution No. 752/05, (ii) excluded certain customers and organizations from the system of categories subdivision, and (iii) implemented additional regulations on the buying and selling of natural gas. See "Information on the Company-Business Overview".

In February 2006, the Energy Secretarial issued Resolution No. 275/06, demanding natural gas distributing companies act as representatives of CNG service stations in the first application of the "Mechanism for Assigning Natural Gas to CNG Stations" and, along this representation, (i) perform the nominations and delivery of natural gas until September 30, 2006 without any compensation, (ii) submit irrevocable offers before the Electronic Gas Market and (iii) enter into corresponding agreements for natural gas purchase. As of the date of this prospect, two applications regarding the Mechanisms for Assigning Natural Gas were carried out before the Electronic Gas Market.

By Executive Order No. 180/04, the Energy Secretariat reserved its right to geographically limit the participation of gas distributing companies affected by Section 28 of the said Executive Order. These distributing companies have not been subjected to any regulation, but it is not possible to guarantee that this situation will continue in the future.

On May 21, 2007, by Executive Order No. 571/07 the National Government imposed the intervention of the ENARGAS for a 180-day term, which was extended twice for an additional term of 180 days by Executive Order No. 2,138/08 from December 14, 2008. It is not possible for the Company to guarantee that this intervention will not result in stricter regulations that could negatively affect the Company's activities in a near future. The Company cannot guarantee that the interpretation and application of the said regulations will not negatively and substantially affect the Company. See "Information on the Company- Business Overview" and "Information on the Company -Regulatory Framework- Changes in Regulations".

On September 1, 2008, the ENARGAS issued Resolution I/409 which divided tariffs of the residential service into 8 new subcategories (R1, R2-1, R2-2, R2-3, R3-1, R3-2, R3-3 and R3-4) according to each subcategory's annual natural gas consumption.

On November 27 2008, the Executive Power passed Executive Order No. 2,067/08 (published on December 3, 2008 in the Official Gazette) which provided for the creation of a new Trust Fund to deal with natural gas imports required to compensate the injection of natural gas necessary to meet national requirements. Furthermore, Resolution MPFIPyS No 1,451/2008, published on December 23, 2008 ruled the operation of the Trust Fund and provided for the creation of the corresponding trust. Resolution ENARGAS No. I/563/2008, also published on December 23, 2008, established the implementation, effective November 1, 2008, of the relevant tariff charges to finance the trust, which would be paid by residential consumers with annual consumptions above 1,000 m3. On June 4, 2009, through Resolution No. 768, ENARGAS provided that during the period from May 1 to August 31, 2009, residential customers in our area included in categories R3 1 and R3 2, namely those with annual consumptions between 1,001 and 1,500 m3, were excepted from the charge set forth in Executive Order No. 2,067/08. On August 18, 2009, ENARGAS submitted Resolution No. 828/08 in which it extended until October 1, 2009 the exception established by Resolution 768 and provided to those bound to pay the charge in question, a 100% subsidy for the consumptions of June and July 2009 and a 70% subsidy for the consumptions of August and September 2009. On August 19, 2009, in Note No. 9,097, ENARGAS instructed us to highlight in the appropriate bill the amount of the subsidy resulting from the implementation of Resolution No. 828 and to include the text "Consumption subsidized by the National Government" diagonally and with a special font. In addition, we were told to include with the bill a document specifying the cost of the same service in different cities throughout Brazil, Uruguay and Chile and to mention the hypothetical consumption of the volume invoiced in GLP bottles.

Finally, in Note No. 11,821 ENARGAS informed us that the injunction issued in the case "Ombudsman of the Nation vs/National Government - Ex. Order 2,067/08 - Resolution 1,451/08 about Learning Proceedings", File 6,530/09, filed with Court V of the National Administrative Court of Appeals, providing the extension of the application and effectiveness of the system established by Ex. Order 2,067/08 and the obligation to put in effect the means required to allow customers forced to pay the charge to settle their bills without Charge 2,067/08 plus VAT, in which case the payment will be considered an anticipated payment and, should the applicability of the charge in question be confirmed, every amount not paid for Charge 2,067/08 plus VAT may be later claimed. This fund aims at completing the national gas program demanding a reduction of the "days of supply cut" and guaranteeing the natural gas supply in the local market. However, we only perform as an agent of the fund applying a tariff charge to its customer to be deposited into the fund and do not receive any profit from this charge. Moreover, we cannot guarantee that these tariffs increases will not negatively impact our accounts receivable in arrears, and consequently, on our operation results.

We have been, and continue to be, dependent on tariff adjustments from the regulatory authority of ENARGAS.

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

The most relevant principles affecting the reallocation of the cost of gas set forth in our Distribution License should remain without changes or, on the contrary, the impossibility to reallocate our higher costs to our customers could result in a bigger financial gap that could negatively impact our financial situation and result of operations.

The Regulatory Framework stipulates that costs variations resulting from changes in fiscal regulations will be reallocated in the tariffs.

For more information, see: Item 4: "Information on the Company- Regulatory Framework- ENARGAS- Current Tariffs".

In order to respond to certain incidents in the distribution system and as a result of pipeline integrity tests, we have devised a pipeline remedial plan to restore the reliability of our distribution system. Our inability to complete this remedial plan due to the financial restrictions we currently face could affect the operating conditions of the distribution system and result in additional capital requirements not already included in our current plan.

As a consequence of the incidents that took place in August 2007 (related to a manufacturing defect) and in August 2009 (related to a failure in the circumferential weld of the pipe) on a 24" steel main operating at 22 bar, several assessments and evaluation tests were performed. Based on the results of these assessments, we defined a strategy that will allow us, in the next three to five years, to: (a) restore the reliability of the 22 bar system in certain sections of the main in which pressure has been preventively reduced by 15% to 20%; (b) replace certain parts of the main as recommended by the assessments; and (c) continue to perform confirmatory evaluations in the rest of the distribution system.

Our strategy will demand significant financial resources from us and thus its compliance may be negatively affected by our current financial restrictions. If we cannot complete the remedial plan, this might affect the operating conditions of the system and we could require additional future capital investments not considered in the current remediation plan.

We may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock pursuant to Article 206 of the Argentine Corporations Law. In addition, if our shareholders' equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless we receive a capital contribution or a total or partial repayment of the capital stock, which we cannot make assurance of the occurrence.

On December 31, 2012, we accumulated losses that exceeded more than 50% of our capital and reserves and amounted to Ps. 926,323 thousand. For this reason, we are affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulate a mandatory reduction in our capital.

Our revenues may be adversely affected by the right of our clients to bypass our services.

Although our license grants us the exclusive right to distribute natural gas within our service area, Argentina's gas delivery system is an open-access system. A primary feature of an open-access system is that large users within our service area are permitted to contract for the purchase of natural gas from marketers or producers and enter into contracts with transportation and distribution companies to deliver the purchased gas to these users. Such users arrange their own gas supply while they continue to use our distribution system and our transportation capacity for delivery of gas. In such cases, the users pay us a tariff for the use of our distribution system and transportation capacity. Alternatively, users may build a direct connection to a transmission system, while they continue buying natural gas from us and paying a tariff for the gas bought. Customers within our service area who contract for both direct purchase and transportation of gas without use of our distribution system would not pay us a tariff.

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

We collaborate with electrical power plant customers and with some industrial customers who purchase gas directly from suppliers but continue using our transportation and distribution services. This kind of agreement allows us to (a) avoid incurring costs associated with gas purchase (and take-or-pay charges) and (b) charge a tariff to those customers, covering at least part of our firm transportation capacity cost. These agreements also allow us to keep some savings, avoiding (a) the cost of purchasing gas that is used as compression fuel that, according to the regulatory framework, cannot be allocated to customers and (b) certain taxes on net incomes that are fixed over our gas sales. Pursuant to these agreements, all of these customers will continue depending on our transportation and distribution services.

Additionally, we have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. However, some of our users may still completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "Information of the Company-Business Overview-Regulatory Framework." Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with Transportadora de Gas del Sur S.A. ("TGS") which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

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

After a number of extensions, all of our natural gas purchasing contracts have expired and we have not entered into any new contracts. The execution of new contracts based on the new terms and conditions offered by gas producers pursuant to Resolution No. 599/2007 of the Energy Secretariat, could adversely affect our operations.

Our agreements with natural gas suppliers provided for in Resolution No. 208/04, expired on December 31, 2006, except for our Wintershall Energia S.A. contract, which expired on January 1, 2011, as did our contracts with MetroENERGÍA, our subsidiary. However, these agreements were extended until April 30, 2007 and subsequently until July 2007 as the natural gas suppliers were allotted more time to reply to the National Government's proposed agreement with them. Currently, we have not entered into any new contracts.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette (further extended in January 5, 2012 through Resolution No. 172/12), approving the draft Agreement with Gas Producers 2007-2011 (the "Agreement 2007-2011"). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. This Agreement (2007-2011) regulates natural gas supply from producers to distributing companies (for supplying residential customers and small stores), comprised natural gas or NCG, industries and electric power plants for the fiscal years ended on December 31, 2008, 2009 and 2011, depending on the kind of consumer, indicating volumes, basins and points of entry into the transportation system to be observed by each producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

Although the Agreement 2007-2011 stipulates the execution of ancillary gas supply agreements ("GSAs") between gas distribution companies and natural gas suppliers, we have not yet entered into any GSAs because the terms and conditions offered by the natural gas suppliers have not been acceptable to us. In fact, we believe their offers are in breach of their obligations under the Agreement 2007-2011. Additionally, none of the other eight gas distributors has entered into any GSAs. Consequently, as of the date of this annual report our supply of natural gas is coming from natural gas suppliers under the terms and conditions of the Agreement 2007-2011 and from ancillary supply orders issued by the competent authorities, in order to supply the non-interruptible demand. For example, on October 4, 2010, ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprising basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such procedures entered into force, we have tallied, on a daily basis, the total natural gas volume that is necessary to supply its uninterruptible demand.

If new agreements between the National Government and natural gas suppliers are reached, we will have to continue to abide by the terms of such agreements.

Additionally, it is not possible to predict the impact that these agreements may have on natural gas hired volumes and on our operative costs and results of operations. Also, we have recently decided to modify our producers' payment conditions and it is not possible to assure these conditions will not be modified again in the future or the impact of this situation on the above mentioned agreements.

Our license is revocable under certain circumstances, and revocation of our license would have a material and adverse effect on us.

Our license, the specific bidding rules, or the "Pliego", governing the privatization of Gas del Estado S.E., or "Gas del Estado," and the regulations issued pursuant to the law under which we were privatized, Law No. 24,076, or the "Gas Act," contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino S.A., or "Gas Argentino," of our Class A Shares and the transfer by Gas Argentino's shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our license by the Argentine National Government upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our license.

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

We made capital expenditures of approximately Ps. 305.9 million between 2002 and 2008. Our capital expenditures during 2009, 2010, 2011 and 2012 amounted to approximately Ps. 105.8 million, Ps. 119.1 million, Ps. 109.1 million and Ps. 116.7 million, respectively. Since our tariff renegotiations continued to be delayed, our ability to devote resources to capital expenditures has been significantly hindered and we may not be able to make the required improvements to our Essential Assets. A failure to do so may result in a breach of the Distribution License Basic Rules and ultimately in a revocation of our license.

Furthermore, our bankruptcy would result in the revocation of our license. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our license-Penalties and Revocation." On September 17, 2002, the Argentine National Government issued Decree No. 1,834/02 (which will remain in effect as long as the Public Emergency Law is in effect), which provides that the filing to commence a reorganization proceeding (concurso preventivo) or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Public Emergency Law will not lead to termination of the licenses of such companies.

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

If our license is terminated by the Argentine National Government prior to the expiration of its full term as a result of nonperformance by us, the Argentine National Government may offset against our net book value any sum due to the Argentine National Government for damages caused by the events resulting in the termination of our license. Such damages are required by our license to be at least 20% of the net book value of our assets. Alternatively, the Argentine National Government could require Gas Argentino, our controlling shareholder, to transfer its holding of our shares to ENARGAS as trustee for their subsequent sale through a competitive bidding process. Compensation received by is in connection with a termination of our license may be insufficient to enable us to pay our obligations, including interest on and the principal amount of our financial indebtedness.

Argentine standards for disclosure and accounting differ from those of the United States and certain other countries. Therefore, information about us may not be as detailed or comprehensive as that of non-Argentine issuers, including that of United States companies.

Until the adoption of IFRS, beginning with fiscal year ended December 31, 2013, publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange, or the "BCBA") provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and other major world markets. While we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required by foreign issuers under the Securities Exchange Act is more limited than the periodic reporting disclosure required by listed United States issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our financial statements in accordance with Argentine GAAP which differs in certain respects from U.S. GAAP.

Conflicts with employees of our third party service providers could adversely affect our operations' results.

In addition to our 1,148 employees, we rely on a number of third party services providers to outsource certain services. We follow very strict policies to control the compliance by such third party service providers with their labor and social security obligations. However, labor and social security obligations towards our own employees and employees of third party service providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party provider fails to duly comply with its labor and social security obligations towards its employees, we may face litigation by its employees of such third party providers trying to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations

Risk Factors Relating to Controlling Shareholder

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

Our controlling shareholder, Gas Argentino, has only recently finalized a reorganization proceeding (concurso preventivo).

Gas Argentino's only assets are our Class A and B Shares. Therefore, its only source of funds for the payments of its obligations is dividends paid by us. However, pursuant to our restructuring agreement, our capacity to pay dividends to our shareholders is restricted. We cannot distribute dividends until we have repaid at least USD 75 million of our outstanding indebtedness. Additionally, according to the terms and conditions of our newly issued negotiable bonds, we have to assign our "excess cash" to repaying those negotiable bonds and only when these debts are liquidated can we pay dividends as long we are in compliance with Argentine legislation. In addition, since 2002 we have accumulated deficits and pursuant to Article 71 of the Argentine Corporations Law, we cannot distribute dividends until we have recovered such deficits.

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a petition to commence a reorganization proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522.

On February 10, 2012, Gas Argentino presented its proposal to unsecured creditors according to the timeframe established by the intervening court, as further described in "Major Shareholders and Related Party Transactions - Gas Argentino" in this annual report.

On August 6, 2012 Gas Argentino submitted a new preventive agreement proposal for unsecured verified creditors who are declared acceptable and on August 22, 2012, the intervening court passed a resolution approving the preventive agreement proposal of Gas Argentino and declaring the reorganization proceeding ended on the terms of the bankruptcy legislation (also ending the intervention of the trustee in bankruptcy). The intervening court said that, as it was a "small bankruptcy procedure" on the terms of sect. 288 of the Bankruptcy Law ("LCQ"), and as no committee of creditors had been constituted, it would be in charge of overseeing fulfillment of the agreement.

In compliance with the agreement of the call for the preventive agreement proposal, on March 15, 2013, Gas Argentino proceeded to exchange existing negotiable bonds held by financial creditors and non-financial debt held by unsecured, verified and admissible creditors with new bonds (the "New Negotiable Bonds").

Existing negotiable bonds were exchanged by Gas Argentino by issuing Negotiable Bonds Series A-L amounting to USD 50,760,000 and Negotiable Bonds Series B-L amounting to USD 67,510,800. The issuance of the new negotiable bonds was approved by ruling of the Issuers Management of the National Securities and Exchange Commission on February 5, 2013 through resolution No.17,017. These notes are listed on the Buenos Aires Stock Exchange.

Additionally, Gas Argentino's non-financial debt was exchanged by issuing Negotiable Bonds Series A-U amounting to USD 1,306,527.99 and Negotiable Bonds Series B-U amounting to USD 1,737,690.32. Furthermore, on the same date Gas Argentino exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests under Class A Negotiable Bonds since January 1, 2011 up to the issuance date. These notes are not publically offered and not listed on any stock exchange.

Both type of notes (listed and unlisted) are structured through two U.S. Dollar denominated notes: the Series A Notes which account for 38.6% of the admitted debt and the Series B Notes which account for 61.4% of the admitted debt. The Series B Notes will be due by GASA only if certain circumstances arise on or before December 31, 2015 (including non-payment of interest by GASA, acceleration of the notes, occurrence of an event of default, etc.).

Finally, the Series A Notes and the Series B Notes were initially issued as part of a Unit. The Series A Notes and the Series B Notes may not be independently offered, transferred or sold until the date (i) in which any of the circumstances mentioned in the above paragraph occurs or (ii) December 31, 2015, whichever occurs first.

Since the issuance date, all Gas Argentino's liabilities, in agreement with the terms of existing negotiable bonds and of the non-financial debt were paid off and all the rights, interests and benefits therein set forth were annulled and cancelled. As a consequence, existing negotiable bonds and the non-financial debt became extinct and Gas Argentino is no longer be responsible for these liabilities.

Notwithstanding the above mentioned, Gas Argentino will have to show proof of payment to the intervening court and will then be qualified to obtain the lifting of the company's general penalties and to request and obtain the court ruling about the official fulfilment of the reorganization proceedings under the terms of Section 59 of the Bankruptcy Law (the "LCQ").

If Gas Argentino is declared bankrupt or its creditors foreclose on its only asset (the Company's Class A shares and Class B shares owned by Gas Argentino) and our Class A shares are transferred to a third party and said transfer is not approved by ENARGAS, our license might be revoked. We cannot guarantee that ENARGAS will approve any such change.

Changes in our controlling shareholder could have an impact on our results and operations.

On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. ("BGIA") stating that BGIA had entered into an agreement with Integra Gas Distribution LLC to sell its 40,793,136 Class A shares in Gas Argentino to said company. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YPF Inversora Energètica S.A declining its preferential right to exercise the purchase option. The agreement also included a requirement that BG Gas International B.V. sell 38,941,720 Class B shares that it has in us.

On November 30, 2012, Gas Argentino was notified by BGIA that YPF Inversora Energetica S.A. would exercise its preferential right regarding Integra Gas Distribution LLC's purchase offer as follows: (i) purchase of 40,793,136 Class A shares belonging to BGIA in Gas Argentino, representing 100% of the share capital and BGIA's votes in Gas Argentino, (ii) purchase of 6,279 shares belonging to BG Argentina S.A. in MetroENERGIA S.A.", representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions, purchase of 38,941,720 Class B shares belonging to BG International B.V. in MetroGAS. The transferability of shares depends on, among other things, obtaining the corresponding regulatory approvals.

If the purchase option is completed, YPF Inversora Energetica S.A., a subsidiary of YPF S.A. who is currently controlled by the Argentine government, would be the owner of 100% of Gas Argentino's shares and votes. Gas Argentino currently controls 70% of our capital and votes. Thus, our controlling shareholder and we would in turn be controlled by the National Government (See Risk Factor: "The expropriation of YPF and the intervention in the hydrocarbon industry might have an effect on our operations."). We cannot assure you that changes in our controller shareholder will be approved by ENARGAS, or that they would not materially and adversely affect us.

Gas Argentino may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If at the end of a fiscal year , Gas Argentino's financial statements evidences losses that exceed its reserves plus 50% of its capital stock it would be required to reduce its capital stock pursuant to Article 206 of the Argentine Corporations Law. In addition, if at the end of any fiscal year Gas Argentino shareholders' equity becomes negative (that occurs when its liabilities exceed its assets), it will be required to start a process to dissolve and liquidate such company pursuant to Article 94 of the Argentine Corporations Law unless a capital contribution or a total or partial repayment of the capital stock is made by its shareholders.

On December 31, 2012 Gas Argentino registers a consolidated operating loss of Ps. 91.3 million and net accumulated losses for Ps. 372.3 million and a consolidated negative working capital of Ps. 128.8 million, making its shareholders equity negative, the Board of Directors and Shareholders of Gas Argentino must decide on the steps to be followed in accordance with applicable Argentine regulations.

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

Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. ("YPF Inversora Energética") holding the remaining 2.73% and 2.27% ownership interests, respectively.

We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework, would not materially and adversely affect us.

MetroENERGÍA operates in a highly competitive market.

One of the main objectives of MetroENERGIA is to attract those industrial and commercial customers who bought the Company's natural gas together with its transportation and distribution in the period up to September 1, 2005, January 1, 2006 and March 1, 2006 and who, as a consequence of Resolutions No. 752/05 and No. 2,020/05, have to purchase them from a different supplier.

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

Additionally, MetroENERGÍA signed invoicing and collection agreements with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2,020/05, No. 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of issuance of this annual report, the renegotiations have not yet concluded. We can give no assurance that such contracts will be renewed in the same conditions or that changes in the contractual conditions would not materially and adversely affect us.

Actions carried out through MetroENERGÍA allowed us to retain most of our industrial and commercial customers, thus having the opportunity to keep this category of customers in our portfolio and to win new customers outside our area of distribution. Additionally, during the last few years, the number of natural gas marketing companies operating in the energy market increased, thereby leading to increased competition. See "Item 4: Information on the Company - Business Overview - MetroENERGÍA Sales.". It is not possible to assure that MetroENERGÍA will be able to continue retaining those customers.

Another difficulty facing MetroENERGÍA is that the constant decline in gas production in the Neuquén basin, together with the increase in gas consumption by individuals and electric power plants, particularly in the winter months, have led to an imbalance between gas supply and demand. The imbalance between gas supply and demand, particularly the increase in gas consumption by residential and power plant customers, has led to a decrease in sales to industrial customers, particularly in the winter months. In order to solve this imbalance, a large part of the winter consumption is directly or indirectly supplied with imported gas either from Bolivia or from the various LNG ships, with ENARSA marketing this gas, thereby further increasing the competition faced in this market.

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

        Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54)(11) 4309-1434. As of December 31, 2012, we employed approximately 1,148 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the BCBA and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

        As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our license provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 411.7 million between 2002 and 2009. During 2012, 2011 and 2010, our capital expenditures were approximately Ps. 116.7 Ps. 109.1 and Ps. 119.1 million, respectively. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 3: "Key Information-Risk Factors Relating to Us."

        Important Events in the Company's Development
        Privatization of Gas del Estado and Our Creation

        Prior to being privatized, Gas del Estado, a state owned corporation formed by the Argentine National Government, owned and operated virtually all natural gas transportation and distribution facilities in Argentina. Through high-pressure transportation pipelines measuring approximately 10,590 km in length, Gas del Estado transported gas from producing basins located primarily in western, northwestern and southern Argentina to distribution areas for delivery to customers.

        Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992 and implemented through Decrees No. 1,738/92 and 1,189/92. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado's integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and eight newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. The Argentine National Government successfully completed the privatization of Gas del Estado in December 1992 by transferring a majority of the common stock of all the gas distribution and transportation companies to the respective holding companies that were formed by the consortia that purchased them. The Argentine National Government retained a portion of the equity in each new company ranging from 10% to 40%, including an original equity interest in us of 30%. The Argentine National Government has sold much of such retained ownership in certain privatized gas transportation and distribution companies to the public (such as the November 1994 offering of our Class B Shares) or in private transactions (such as the January 1997 private sale of our remaining Class B Shares). The remainder of the Argentine National Government's shares in us was transferred to our employees through an employee stock ownership plan known as the Programa de Propiedad Participada ("PPP"). See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders."

        The Argentine National Government promulgated detailed bidding procedures governing the privatization of Gas del Estado. The Pliego contained these procedures, which required that the bidding group for a gas distribution company include, among its members, a designated technical operator with experience in operating a gas distribution company serving at least 500,000 residential customers. The technical operator was required to enter into a technical assistance agreement under which it would provide us with, among other things, certain technical and managerial assistance.

        The Pliego required that each bid include a specific U.S. Dollar amount, payable partially in cash and partially in Argentine public, foreign and domestic debt securities, plus a fixed amount of U.S.$ 62 million to be paid in cash on December 28, 1992, or the "Takeover Date," representing certain liabilities of Gas del Estado to the Argentine National Government. After various rounds of bidding, a consortium, or the "Consortium," composed of British Gas plc, Perez Companc S.A., or "Perez Companc," Astra Compañia Argentina de Petroleo S.A., or "Astra" and Invertrad S.A., or "Invertrad," was successful with a bid of U.S.$ 300 million plus the mandatory amount of U.S.$ 62 million. As a result, the bidding price for the 70% majority interest in us amounted to U.S.$ 362 million.

        The Consortium formed Gas Argentino, to hold its interest in us. See Item 7: "Major Shareholders and Related Party Transactions-Major Shareholders." British Gas plc, or "British Gas," qualified as the technical operator, or the "Technical Operator," of the Consortium

        Pursuant to the privatization of Gas del Estado, we, along with the Argentine National Government, Gas del Estado, British Gas, Perez Companc, Astra, Invertrad, and Gas Argentino entered into a transfer agreement, or the "Transfer Agreement," on the Takeover Date. The Transfer Agreement provided that those assets of Gas del Estado that are associated with the distribution system within our service would be transferred to us.

        The Transfer Agreement required that (in addition to the bidding price paid by Gas Argentino) we assume certain short- and medium-term indebtedness of Gas del Estado in the aggregate amount of approximately U.S.$ 110 million, consisting of obligations of U.S.$ 60 million due to the Argentine National Government and U.S.$ 50 million due to YPF. We also executed three, short-term notes in the aggregate amount of approximately U.S.$ 26 million to pay for certain inventory and receivables attributable to gas delivered by Gas del Estado prior to the Takeover Date. As of December 31, 1997, we had repaid the U.S.$ 60 million debt to the Argentine National Government, the U.S.$ 50 million debt to YPF and the three short-term notes totaling approximately U.S.$ 26 million. In addition, the Transfer Agreement provided that we would act as collection agent for certain overdue receivables owed to Gas del Estado. Accordingly, we were required to make a nonrefundable prepayment of U.S.$ 23.8 million, which represented a minimum payment to be received by Gas del Estado on account of the overdue receivables.

        Under the Transfer Agreement, we assumed certain obligations with respect to our new employees, who previously had been employed by Gas del Estado. We were required to accept these employees at their previous salary and seniority levels and to accept responsibility for any labor claims, occupational hazard claims and retirement liabilities that arose after the Takeover Date. We were required to cooperate in implementing the PPP to enable our employees to acquire the 10% of our shares that were originally held by the Argentine National Government. In addition, our employees are entitled to participate in our annual profits by receiving an aggregate distribution equal to 0.5% of our earnings after taxes.

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

        On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. ("BGIA") stating that BGIA had entered into an agreement with Integra Gas Distribution LLC to sell its 40,793,136 Class A shares in Gas Argentino to said company. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YPF Inversora Energètica S.A declining its preferential right to exercise the purchase option. The agreement also included a requirement that BG Gas International B.V. sell 38,941,720 Class B shares that it has in us.

        On November 30, 2012, Gas Argentino was notified by BGIA that YPF Inversora Energetica S.A. would exercise its preferential right regarding Integra Gas Distribution LLC's purchase offer as follows: (i) purchase of 40,793,136 Class A shares belonging to BGIA in Gas Argentino, representing 100% of the share capital and BGIA's votes in Gas Argentino, (ii) purchase of 6,279 shares belonging to BG Argentina S.A. in MetroENERGIA S.A.", representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions, purchase of 38,941,720 Class B shares belonging to BG International B.V. in MetroGAS. The transferability of shares depends on, among other things, obtaining the corresponding regulatory approvals.

        If the purchase option is completed, YPF Inversora Energetica S.A., a subsidiary of YPF S.A. who is currently controlled by the Argentine government, would be the owner of 100% of Gas Argentino's shares and votes. Gas Argentino currently controls 70% of our capital and votes. Thus, our controlling shareholder and we would in turn be controlled by the National Government.

        Reorganization Proceeding (Concurso Preventivo)

        As a consequence of various scenarios that significantly affected our ability to generate enough fund flows to satisfy payments to suppliers and financial creditors, on June 17, 2010, MetroGAS' Board of Directors requested a reorganization proceeding, which was filed before the National Court for Commercial Matters No. 26, Secretariat No.51, case record No. 056,999. The Shareholders' Assembly ratified the Board's decision on August 2, 2010.

        The debts included in the reorganization procedure are set forth in our 2012 and 2011 Balance Sheets in the current financial statements under the line-item "Reorganization Liabilities." These liabilities are considered long-term liabilities and include commercial, tax, financial and social debts, among others.

        On June 18, 2012 we proposed a restructuring of our admitted debt and of all of our other liabilities ranking pari passu therewith (including any other unsecured debt that might be additionally admitted in our reorganization proceeding, such as those admitted pursuant to revision motions or late filings, as substantially set forth in the reorganization proceeding). The reorganization plan was approved unanimously by our creditors on that date and by the presiding bankruptcy court on September 6, 2012. We thus requested the public offering of Series A and Series B Notes to be issued as a consequence of the reorganization proceeding. The notes were issued on January 11, 2013, for a total amount of US $314,553,452, and structured through two new U.S. Dollar denominated notes: the Series A Notes which amount for 53.2% of the admitted debt and the Series B Notes which amount for 46.8% of the admitted debt. In addition, both the Series A Notes and the Series B Notes were divided into L Series A Notes, L Series B Notes, U Series A Notes and U Series B Notes in order to differentiate holders who receive the new notes in exchange for then outstanding notes issued by the Company (the L Series Notes) and holders who receive the new notes in exchange for commercial debt (the U Series Notes).

        The Series B Notes will be due by us only if (A) the maturity of all Series A Notes shall have been accelerated or (B) an event of default shall have occurred under the Series A Notes and holders of at least 25% of the principal amount of the Listed Series A Notes then outstanding shall have requested in writing to us and to The Bank of New York Mellon (in its capacity as trustee) that the acceleration of the Series A Notes be declared as a result thereof (items in (A) and (B) each a "Triggering Event") before (x) the first anniversary of the issuance date or (y) June 30th, 2014, whichever occurs first (the "Cut-Off Date"). In addition, the Series A Notes and the Series B Notes were initially issued as part of a Unit. The Series A Notes and the Series B Notes may not be independently offered, transferred or sold until the date of the Triggering Event or the Cut-Off Date, whichever occurs first. See "- Liquidity and Capital Resources - Debt Restructuring" for more details on our issuance of new negotiable bonds.

        On February 1st and 13th, 2013 we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Negotiable Bonds were released and the capitalization and payment of interests in order to remove all general prohibitions and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the LCQ.

        We are also currently negotiating with privileged creditors in order to ensure they pay off their corresponding debts.

        The Argentine Natural Gas Industry

        The information concerning the Argentine natural gas industry set forth below has been prepared through the use of public sources, including Gas del Estado, the Energy Secretariat, public laws, decrees and regulations and other sources identified below. The information has not been independently verified by us or by our advisors.

          Historical Background

        Prior to the privatization of Gas del Estado, the Argentine gas industry was effectively controlled by the Argentine National Government. From January 1944 to December 1992, Gas del Estado and its predecessors had exclusive control over the integrated system of transportation and distribution of natural gas. In addition, until 1990, YPF (formerly the state owned, Argentine oil company), directly or through contractors, was the only natural gas producer in Argentina.

        The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A., or "BAN." We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 20.4% of the total deliveries made by all gas distribution companies in 2012. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 17.2% of the total deliveries made by all gas distribution companies in 2012. It serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.3% of the total deliveries made by all gas distribution companies in 2012. It serves the market area generally covering southern Argentina. Litoral Gas S.A. and Gas BAN are the fourth and fifth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 12.1% of total deliveries made by all gas distribution companies in 2012, respectively. Litoral Gas S.A. and Gas BAN cover the northwest part of the Province of Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), and Gasnea S.A. (serving northeastern Argentina).

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

          Argentina has a well-developed natural gas market, where natural gas constitutes approximately 51% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 38.4 BCM (1,357 BCF) in 2012. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

          The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:
	Consumption of Natural Gas
	1990	2000	2005	2009	2010	2011	2012
Residential
MMCM	4,346	6,967	7,432	8,481	9,244	9,248	9,690
BCF	153	246	262	300	326	327	342
Commercial
MMCM	521	1,053	1,109	1,277	1,254	1,189	1,285
BCF	18	37	39	45	44	42	45
Industrial
MMCM	6,114	8,055	9,169	9,326	9,613	11,433	10,730
BCF	216	284	324	329	339	404	379
Electric power plants
MMCM	5,319	7,141	7,213	7,578	6,672	11,400	12,856
BCF	188	252	255	268	236	403	454
National Government entities
MMCM	1,054	340	403	406	427	412	431
BCF	37	12	14	14	15	15	15
CNG(a)
MMCM	218	1,677	3,167	2,633	2,652	2,514	2,546
BCF	8	59	112	93	94	89	90
Others
MMCM	207	293	454	593	645	725	893
BCF	7	10	16	21	23	26	32
Total
MMCM	17,779	25,526	28,947	30,294	30,507	36,921	38,431
BCF	627	901	1,022	1,070	1,077	1,304	1,357

          __________

          Notes:

          (a) Primarily used for automobiles.

          Sources: 1990 Yearbooks of Gas del Estado. Data 2000, 2005, 2009, 2010, 2011 and 2012 were compiled from information provided by CAMMESA and ENARGAS.

          Gas Supplies

      In 2011, Argentina had proven natural gas reserves of approximately 393,996 MMCM (13,914 BCF), with an estimated reserve life of nine years. In 2010, Argentina had proven natural gas reserves estimated at 358,726 MMCM (12,668 BCF) with an estimated reserve life of eight years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 44,124 MMCM (1,558 BCF) in 2012, 46,313 MMCM (1,636 BCF) in 2011 and 43,295 MMCM (1,529 BCF) in 2010. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Neuquén, Austral and Noroeste, which together account for approximately 88.0% of Argentina's natural gas production in 2012. In 2012, Golfo San Jorge and Neuquen basins contained approximately 87.0% of Argentina's proven natural gas reserves. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See Item 4: "Business Overview-Commercial Contracts-Gas Transportation Contracts." TGS transports natural gas from the Neuquén, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquén, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Approximately 58.0% of the natural gas we purchased during 2012 originated in the Neuquén basin. The remaining 42.0% originated in the Austral and Golfo San Jorge basins.

      Argentine natural gas reserve data is estimated as of December 31, 2011 and production data is estimated as of December 31, 2012. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.
	Gas Producing Basins
Basin	Location by Province	Proven Gas Reserves(a)		Production		Estimated Reserve Life(b)

		(MMCM)	(BCF)	(MMCM)	(BCF)	(years)
Neuquén	Neuquén,RioNegro,LaPampa,Mendoza(west-central)	84,912	2,999	23,858	843	4
Noroeste	Salta,Jujuy,Formosa(northwest)	5,116	181	3,853	136	1
Austral	TierradelFuego,SantaCruz(south)	12,943	457	11,135	393	1
Golfo San Jorge	Chubut,SantaCruz(south)	257,968	9,110	5,219	184	49
Other Areas		33,057	1,167	58	2	567
Total		393,996	13,914	44,124	1,558	9

      __________

      Notes:

      (a) There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production. The reserve data set forth in this annual report represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The results of drilling, testing and production after the date of an estimate may cause a substantial upward or downward revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of natural gas that ultimately will be recovered.\

      (b) In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets, may not accurately reflect future levels.

      Source: Argentine Energy Secretariat 2012 and 2011 annual report.

      Total Domestic Production. Total Argentine natural gas production during 2012 was 44,124 MMCM (1,558 BCF), a decrease of 4.7% over 2011. As of December 31, 2011, total Argentine natural gas proven reserves were 393,996 MMCM (13,914 BCF).

      Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. The Neuquén basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina's principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. As of December 31, 2011, the Neuquén basin accounted for approximately 21.6% of the Argentina's proven natural gas reserves. In 2012, the Neuquén basin produced an aggregate average of 65.4 MMCM (2.3 BCF) of natural gas per day, or 54.1% of the total Argentine natural gas production.

      Noroeste Basin. As of December 31, 2012, the Noroeste basin in northwestern Argentina produced an average of 10.6 MMCM (0.4 BCF) of natural gas per day, or 8.7 % of total Argentine natural gas production. As of December 31, 2011, this basin accounted for approximately 1.3 % of Argentina's proven natural gas reserves.

      Austral and Golfo San Jorge Basins. As of December 31, 2012, the Austral and Golfo San Jorge basins, located in the southernmost region of Argentina, produced an average of 44.8 MMCM (1.6 BCF) of natural gas per day, or 37.1% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2011 accounted for approximately 68.8% of Argentina's proven natural gas reserves, exploration has centered in and around the basin's existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

      Natural gas imports. Since 2004, Argentina has undergone a natural gas shortage as the production of natural gas has stagnated due to the lack of incentives and price signals and, in turn, has not been able to accommodate the substantial increase in demand. The gap between gas supply and demand has been covered by natural gas imports from Bolivia beginning in 2004, and also by imports of liquefied natural gas (LNG) transported in vessels. The cost of the imported natural gas substantially exceeds the price levels the National Government has set in the domestic market.

      Business Overview
        General

        We are Argentina's largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS' 2012 annual report. We have approximately 2.2 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado.

        The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2012, sales of natural gas to residential customers accounted for approximately 46.2% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: "Information on the Company-History and Development of the Company-The Argentine Natural Gas Industry" and Item 5: "Operating and Financial Review and Prospects."

        Our distribution system consists of approximately 16,651 km of mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina's two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

        In the 1992 privatization of Gas del Estado, the Argentine National Government granted us a 35-year license, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine National Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our license provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our license provide that these tariffs will be adjusted every five years pursuant to a "price cap with periodic review" methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Public Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1.00 per U.S.$ 1.00, and superseded and suspended a number of these provisions. See Item 4: "Regulatory Framework."

        Business Strategy

In response to the Argentine economic crisis, at the beginning of 2002 we refocused our strategy on short-term risks and challenges. Since then, our short-term strategy has aimed at working with the Argentine National Government to expedite decisions and obtain tariff increases that ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for debt repayment. See Item 4: "Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010, which has recently ended. See "Item 4. Information on the Company - Important Events in the Company's Development - Reorganization Proceeding (concurso preventivo)."

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

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2012, we downsized from 2,021 to 1,148 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

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

        Consequently, with the goal of servicing large users of gas and gas transporters that were prohibited by law to be serviced by the licensed natural gas distribution companies, we constituted MetroENERGÍA S.A. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA, with BG Argentina S.A. ("BG Argentina") and YPF Inversora Energética S.A. ("YPF Inversora Energética") holding the remaining 2.73% and 2.27% ownership interests, respectively.

        One of the main objectives of MetroENERGÍA is to attract those industrial and commercial customers who must purchase natural gas in a deregulated market.

        During 2007, MetroENERGÍA entered into contracts with different gas producers for the supply of natural gas to those customers who must purchase gas from third-party suppliers. These contracts are renegotiated annually. MetroENERGÍA's current contracts expired on December 31, 2012 and as of the date of issuance of this annual report new contracts have not been renegotiated.

        These gas supply agreements are specifically aimed at large customers, electric power plants, General Service "G" users and General Service "P" users, who are located not only in our distribution area but also in the rest of the country.

        Additionally, MetroENERGÍA signed invoicing and collection agreements, until April 2013, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2,020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

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

        Revenues

        Our consolidated sales during the year ending December 31, 2012 increased by 4.2% to Ps. 1,209.5 million, compared with Ps. 1,161.2 million in the previous year. The increase in sales during the year ended December 31, 2012 was mainly due to increased processed natural gas sales, increased sales to residential customers and increased transportation and distribution sales, partially offset by lower MetroENERGÍA'sales.

        MetroENERGÍA's trading of natural gas on its own behalf amounted to 45.9% of its operations; trading natural gas on behalf of third parties amounted to 54.1%. MetroENERGÍA receives a fee for its third-party trading activities, which is included under "Sales" in the Statement of Operations.

        The following table illustrates certain information regarding our services to our customers during 2012:
	Information Regarding Services to Customers in 2012
	Volume (MMCM)	Volume (MMCF)	Percentage of Volume (a)	Sales (in millions Pesos)	Percentage of Sales	Number of Customers (b)

Category of Customer
MetroGAS
Gas Sales
Residential	2,062.3	72,829.2	25.4	559.0	46.2	2,198,367
Industrial, commercial and
National Governmental	457.2	16,146.6	5.6	86.9	7.2	81,352
Transportation and Distribution Services
Electric power plants	3,576.7	126,308.8	44.0	90.3	7.5	5
Industrial, commercial and
National Governmental	809.2	28,577.0	10.0	75.8	6.3	466
Compressed natural gas	546.3	19,290.6	6.7	35.8	2.9	354
Processed natural gas	131.2	4,634.5	1.6	115.8	9.6	2
Other Gas Sales and Transportation and Distribution Services	543.5	19,193.0	100.0	43.1	3.6	11
Subtotal MetroGAS	8,126.4	286,979.7	100.0	1,006.7	83.3	2,280,557
MetroENERGÍA
Sales on own behalf	469.9	16,593.0	100.0	157.8	13.0	750
Selling commission	-	-	-	45.0	3.7	-
Subtotal MetroENERGÌA	469.9	16,593.0	100.0	202.8	16.7	750

Total				1,209.5	100.0	-

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

          Residential Customers

          We provide service to approximately 2.2 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2011, sales to residential customers accounted for 24.3% and 46.4% of the volume of natural gas we delivered and our sales, respectively. During 2012, sales to residential customers accounted for 25.4% and 46.2% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers increased from approximately 2.0 BCM (71 BCF) in 2011 to approximately 2.1 BCM (73 BCF) in 2012. We added 31,009 and 36,838 (net) new residential customers in 2012 and 2011, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our license, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

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

          On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports), a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of "cut days" and thus guarantee the supply of natural gas in the domestic market. The charge is applied to industrial customers and residential customers in the following sub-categories: R3-1st, R3-2nd, R3-3rd, R3-4th. During 2009, as a consequence of several complaints from customers about considerable increases in their invoices, the National Government implemented the following solutions: from May 1 to September 30, residential customers categorized as R3-1st and R3-2nd were not charged with the Trust Fund for Gas Imports; from June 1 to July 31, residential customers categorized as R3-3rd and R3-4th were not charged with the Trust Fund for Gas Imports; from August 1 to September 30, only 30% of the Trust Fund for Gas Imports was applied to residents categorized as R3-1st, R3-2nd, R3-3rd and R3-4th; and only from October 1 onwards was the full tariff applied to all R3 customers. The general application of the full tariff to all R3 customers was reaffirmed in 2010 by ENARGAS Resolution No. 1,179/10 and in 2011 by ENARGAS Resolution No. 1,707/11. During 2009, ENARGAS and the Energy Secretariat also agreed not to apply the Pure Program due to similar complaints from customers about increases in their invoices. This Program was discontinued in 2009.

          On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

          On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012.

          Power Plants

          Sales of transportation and distribution services to power plants increased by 3.8% during the year ended December 31, 2012 as compared to 2011, mainly due to an increase in average prices charged for said services, partially offset by a 2.0% decrease in gas volumes delivered to power plants.

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

          Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, covers a portion of our annual firm transportation costs. See Item 4: "Commercial Contracts-Gas Transportation Contracts."

          Until 2005, most of our power plants and industrial customers purchase gas directly from gas suppliers. This gas was delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allowed us to achieve savings by avoiding (i) the cost of purchasing the gas that was used as compression fuel, which, pursuant to the regulatory framework, cannot be passed on to customers and (ii) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all these customers purchased our distribution and transportation services. See Item 4: "Business Overview-Bypass Rights and Competition."

          Due to the new National Government-approved regulatory system, we have not been allowed to make gas sales to power plants since September 2005. During 2005 and 2006, natural gas was provided partly by MetroENERGÍA S.A.

          Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation, will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased by 3.9% between 2009 and 2010, by 4.7% between 2010 and 2011 and by 3.69% between 2011 and 2012.

          According to CAMMESA, of Argentina's total electricity consumption during 2012, about 65.77% was generated by thermal power plants; approximately 29.19% was generated by hydroelectric power plants; approximately 4.71% was generated by nuclear power plants; and about 0.33% was imported.

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

          Industrial and Commercial Users and Government Entities

          Our sales to industrial, commercial, and governmental customers increased by 6.4% during the year ending December 31, 2012 compared to the previous year, mainly due to an increase in average prices for said services, partially offset by a decrease of 3.2% in gas volume delivered. Our customers include major industries such as glass, food, chemical, and paper producers. Some use natural gas as a raw material or have continuous specialized processes that depend on a constant supply of natural gas in support thereof. Industrial customers that consume at least 10.0 MCM (353 MCF) per day are permitted, subject to the availability of firm capacity, to contract for large volume firm service. The tariff for such service includes a transportation charge per unit consumed, a distribution charge per unit consumed, a fixed charge per invoice, and a demand charge. Our demand charges allow us to recover the demand charges levied by transportation companies for specific amounts of firm transportation capacity reserved by us. Industrial customers are billed monthly.

          Smaller industrial users that consume a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service ("SGG"). The related tariff includes a demand charge, a distribution charge, transportation charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

          Customers with a minimum consumption of 3.0 MMCM (106 MMCF) per year and whose operating processes are interruptible or whose natural gas can be substituted with other sources of energy, have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions generally are due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See Item 4: "Bypass Rights and Competition."

          In light of Resolution No. 752/05, modified by Resolution No. 2,020/05 and 275/06 and enacted to regulate the Executive Power Decree No. 181 that prohibits us from selling natural gas to specified industrial, commercial, and large-user clients, it was possible for MetroENERGÍA to capture power plants, large customers, General Service "G" users, and General Service "P" users to maintain a market share in sales (including consumption in our distribution area) among these categories of clients. Several client meetings and discussions took place extending our sales up to the end of April 2013. These contracts are renegotiated annually. As of the date of the issuance of this annual report, the renegotiations have not yet concluded.

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

          On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

          On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. The Company has been invoicing this new tariff since December 3, 2012.

          Compressed natural gas ("CNG") Service

          Beginning in April 2006, as a consequence of the "unbundling," we started to provide only transportation and distribution services ("trading" services) to CNG stations.

          Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/04. The tariff for CNG users consists of a fixed charge per invoice, a transportation charge per unit consumed, a distribution charge per unit consumed and a demand charge. The volume of transportation firm capacity of the segment decreased by 1.4% in 2012 with respect to the volumes contracted for in December 2011 (from 2.35 MMCM to 2.28 MMCM per day).

          Our transportation and distribution sales to CNG stations decreased by 0.7% during the year ending December 31, 2012 compared to the previous year, mainly due to a decrease in average prices for said services as a consequence of the lower capacity contracted in 2012 compared to 2011.

          During 2011, a new auction for providing natural gas to a CNG refueling station was held. ENARGAS Resolution No. 1,722/11 extended the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure that those CNG stations who contracted for interruptible service capacity receives a minimum firm capacity of 5,000 CM per day until April 30, 2012. The aforesaid resolution was not extended during 2012.

          During 2012, gas distribution companies had to again represent CNG filling stations in their natural gas applications before the Electronic Gas Market ("EGM"). This auction for the purchase of natural gas by CNG filling stations within EGM occurred in April 2012. In this opportunity, EGM, following instructions of the Energy Secretariat, extended the 2011 auction results until April 2013. The total amount of natural gas assigned to CNG was 1.72 MMCM per day.

          Processed Natural Gas Service

          We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahía Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we have delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We have negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. Sales of gas for processing during the year ending December 31, 2012 increased by 111.5% compared to the previous year, mainly due to the incorporation of the trust fund charge for financing imported gas, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, which has applied to processed natural gas activity since November 1, 2011.

          MetroENERGÍA sales

          MetroENERGÍA's natural gas and transportation sales decreased from Ps. 231.2 million for the year ending December 31, 2011, to Ps. 157.8 million for the year ending December 31, 2012, mainly as a result of a partial change in operations from selling on its own behalf to operating on behalf of third parties for certain customers. During 2012, gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 469.9 MMCM, compared to the 716.6 MMCM delivered in 2011; meanwhile, gas volumes corresponding to sales on behalf of third parties reached 552.8 MMCM, compared to the 480.7 MMCM delivered during 2011. Commissions for MetroENERGÍA's operations on behalf of third parties increased from Ps. 16.8 million during 2011 to Ps. 45.0 million during 2012.

          Throughput Experience

          Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2008, 2009, 2010, 2011 and 2012, our load factors were 96.8%, 95.8%, 92.1%, 96.5% and 95.1%, respectively.

          As of December 2012, we had firm transportation contract volumes with the concession ring zone of 23.66 MMMC per day. The volume of firm transportation contracted to Bahía Blanca, which is used to recover the heat after the generation of sub products, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

          Furthermore, on May 31, 2011, pursuant to an irrevocable offer made by TGS to us in the open season bid No. 01/07, ENARGAS assigned us 35,000 m3 of firm transportation capacity corresponding to the Chubut - GBA route, from June 1, 2011 to December 28, 2027.

          Since August 2008, a propane injection air plant ("PIPA") has been connected to our network. It will allow for the injection of additional volumes of a natural gas equivalent up to 1.5 MMm3/day. It will serve as an alternative supply of natural gas should demand during the winter months require it. During 2009, PIPA was only used in test mode. During 2010, 2011 and 2012, PIPA injected 32.7 MMm3, 31.8 MMm3 and 19.7 MMm3, respectively (with a maximum of 1.12 MMm3 per day ).

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

          Since 2006, we have had an aggregate firm transportation capacity for distribution and liquids processing of 24.61 MMCM (869 MMCF) per day. Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993, when we struggled to meet non-interruptible residential demand; this legal obligation under our license, if not fulfilled, could result in significant penalties on us, including, in certain circumstances, revocation of our license. See Item 4: "Regulatory Framework-The Gas Act and Our License-Penalties and Revocation." Since we have no gas storage facilities available, we strategically decided to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

          In July 2012, the ENARGAS granted us 174,343 m3 of firm transportation, in force from May 1, 2013 through April 30, 2014, of the Neuquen-GBA route; and 233,333 m3 of firm transportation, in force from May 1, 2014 through April 30, 2017 of the same route. This was the result of an irrevocable offer we submitted to Transportadora de Gas del Norte (TGN) during the capacity open bid No. 01/2012.

          Slow Paying Accounts and Overdue Receivables

          Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps.  48.9 million at December 31, 2012, Ps.  80.9 million at December 31, 2011, and Ps.  67.6 million at December 31, 2010. As of December 31, 2012, we had a reserve of Ps. 15.4 million against past due receivables.

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

          Mandatory Investments

          Our license requires us to maintain our operating system in good order. Safety, design, maintenance and operations standards, required to be met by Argentine gas distribution systems, were governed by Gas del Estado's technical regulations, which were based primarily on the 1976 United States Code of Federal Regulations, Title 49, Sections 190-192 and modified for local conditions and with a variety of European standards. After the privatization of Gas del Estado, the Argentine National Government required that Argentine gas distribution systems, including ours, be brought up to current (1991) United States Federal Standards No. 49. Pursuant to our license, we, like the other privatized natural gas transportation and distribution companies, were required during 1993 through 1997 to make certain initial capital investments, or the "Mandatory Investments," to meet these requirements during our first five years of operations. ENARGAS has ruled that we have complied with the Mandatory Investment program.

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

          Our high-pressure system is made of welded steel construction, approximately 79% of which is under 50 years old. Approximately 44% of the medium-pressure system is constructed of welded steel and approximately 56% is constructed of polyethylene. Approximately 75% of the polyethylene medium-pressure system is less than 15 years old, and over 94% of the entire medium-pressure system is less than 35 years old. The low-pressure system is almost completely made of cast iron and is approximately 58 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

          Since the Takeover Date, we have increased the length of our distribution system from 11,182 km to approximately 16.651 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 349 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

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

        We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2012, we handled all gas leaks reported by the public that were classified as high priority within the first two hours they were reported. We handled 98% of those high priority leaks within an hour of their being reported.

        Preventive maintenance activities seek to minimize the risk of supply failure and are responsible for the system's scheduled and unscheduled maintenance activities. In recent years, we have not been able to mitigate the risk of supply failure due to restrictions on resources that impact these preventative maintenance activities.

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

        As a consequence of incidents that took place in August 2007 (related to a manufacturing defect) and in August 2009 (related to a failure in the circumferential weld of the pipe) to a 24" steel main operating at 22 bar, several assessments and evaluation tests were performed. Based on the results of these assessments, we defined a strategy that will allow us, in the next three to five years, to: (a) restore the reliability of the 22 bar system in certain parts of the main in which pressure has been preventively reduced by 15% to 20%; (b) replace certain parts of the main that the assessments recommended; and (c) continue to perform confirmatory evaluations in the rest of the distribution system.

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

            The cost of gas, before and after deregulation, is passed through to our customers, subject to ENARGAS' approval. ENARGAS may limit the portion of our gas costs that we pass through to our users to the extent it determines that the price we paid exceeds the price paid by other distributors in similar conditions and for equivalent volumes. See Item 4: "Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our license." Our license provides that ENARGAS may review whether the price increases were incurred prudently. In August 1994, the Argentine National Government enacted Decree No. 1,411/94, which empowers ENARGAS to limit the pass-through of the price of gas to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same field. This empowerment arises when ENARGAS finds that the contracts under which we purchased gas were not the product of a transparent, open, and competitive process.

            The Gas Act and our license contemplate that tariffs will be adjusted semiannually to reflect changes in the cost of purchasing gas and purchasing transportation services. See Item 4: "Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our license." Tariff adjustments based on price of gas changes occur in May and October. We must submit our gas purchase contracts to ENARGAS to support a request for a tariff adjustment that is based on estimated quantities to be purchased at contractual prices under each such contract during the upcoming tariff period. We have disagreed with ENARGAS on the adjustment of tariffs to reflect increases in the price of gas on a number of occasions; ENARGAS had partially denied or delayed tariff increases that we requested based upon price increases that we contracted with our gas suppliers for. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us-We have been, and continue to be, dependent on the regulatory action and interpretation of regulatory authority of ENARGAS, which could have a material adverse effect on our financial conditional and results of operations."

            Current Gas Purchase Contracts

            In late 2003, we reached agreements with our gas suppliers ("Revised Purchase Contracts"). As part of these agreements, we were relieved of any take-or-pay obligations we might have had under the natural gas contracts in effect in 2002 ("the Existing Contracts"). As a result of these negotiations, our contracts with Total Austral S.A., Pan American Energy LLC, Sucursal Argentina, Wintershall S.R.L. (collectively, the "Total/Pan American Energy/Wintershall Contract") and our contract with YPF (the "YPF Contract") were amended. The Public Emergency Law and Decree No. 214/02, which converted all U.S. Dollar-denominated obligations existing as of January 6, 2002 into Peso-denominated obligations at a rate of exchange of one Peso per U.S. Dollar have affected all of our U.S. Dollar-denominated contracts governed by Argentine law, including our gas supply agreements, which are essential to provide our licensed service. Subject to the continuing compliance of the National Government with the obligations it has assumed, under the provisions of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices ("2004 Agreement") and as a result of the renegotiations of contracts with most of our gas suppliers, gas producers whose contracts were renegotiated have committed themselves to suspending actions and procedures brought against the gas distributors for claims resulting from the above-mentioned law. As of August 1, 2007, this suspension is considered a permanent waiver in accordance with Resolution No. 599/07.

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

            In September 2008, the Energy Secretariat reached an agreement with natural gas producers, and issued Resolution SE No. 1,070/08, which (i) increased the price of gas and consequently the margin of gas producers, especially the margin to come from gas distribution sales to residential customers and (ii) established new segment prices (some of which have been modified since November 2008 by means of Resolution SE No. 1,417/08).

            Additionally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments ("Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas ") recently issued Resolution No. 1/2013, aimed at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that excess injection (defined as all gas injected by producers above the injection base, according to Resolution No. 1/2013 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an excess price of 7.5 USD/MBTU ("The Excess Price"). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mentioned above does not directly affect the prices we receive, it represents a fundamental change in the incentive to natural gas producers to raise their investments in order to increase their reserves and their hydrocarbons production. Consequently, this may affect our activity in a positive way.

            Because we understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of non-interruptible demand, we carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat raising this situation and requesting its remediation.

            On October 4, 2010 ENARGAS issued new dispatch rules named "Procedure for Gas Applications, Confirmations and Control" governing inter alia natural gas injection by producers and natural gas nominations by distributors. The aim of this supplemental regulation is to determine the minimum consumption levels of large users in order to manage natural gas dispatch and curtailments during periods of shortages of natural gas. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprised basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, we have tallied, on a daily basis, the total volume of natural gas needed to supply its uninterruptible demand. Additionally, we have decided to modify our producers' payment conditions and it is not possible to assure that they will not be further modified in the future.

            On January 5, 2012, ES Resolution No. 172/12 was published in the Official Gazette. It extended the effects of ES Resolution No. 599/07 with regard to the allocation of natural gas volumes by routes and basins based on the different customer categories, until new resolutions are stipulated to that respect.

            On March 8, 2012, Resolution SE No. 55/2012 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requiring that a specific treatment should be considered for those producers who are not signatories of the mentioned extension to prevent collection of the increases under Resolutions ES ENARGAS No. 1,070/2008 and 1,417/2008.

            On March 23, 2012, Resolution ENARGAS No. 2,087/2012 was published, which establishes the natural gas assignment instructions for non-signatory producers to residential customers and small commercial customers without increases under the mentioned resolutions from 2008. The resolution created a Compensating Fund Liquefied Natural Gas to hold the amounts distribution companies receive from customers for natural gas.

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

            Our exposure to take-or-pay liability is affected by a number of factors that are not within our control. In late 2003, we reached agreements with our gas suppliers on the Revised Purchase Contracts. As part of such agreements, we were relieved of any take-or-pay obligations we might have had under the Existing Contracts. As a result of the 2004 Agreement, we renegotiated our gas supply contracts. See Item 4: "Current Gas Purchase Contracts." Our take-or-pay commitments through 2010 under those gas purchase contracts required us to pay an average 90% of the cost of gas that we are entitled to purchase under such contracts. No payments have been made under these take-or-pay commitments.

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

            Limitations on Short-Term Gas Purchase Contracts

          Executive Decree No. 2,731/93 established a system whereby all gas purchases and sales made under contracts having duration of more than six months are deemed to be made in the long-term natural gas market. All other gas purchases and sales are deemed to be made in the short-term natural gas market. This decree requires that sellers and buyers of natural gas register in a special registry and establishes several reporting obligations regarding volumes, prices, shipping and delivery points, and the absence of clauses that restrict or distort competition. All information furnished pursuant to these requirements is to be treated by the Energy Secretariat as confidential. Pursuant to these regulations, distribution companies (including us) are allowed to purchase no more than 20% of their gas supply in the short-term natural gas market. The ceiling on purchases in the short-term natural gas market may be waived by the Energy Secretariat in the event of force majeure and may be increased to 40% upon development of increased competitiveness in the short-term natural gas market.

          From 1999 to 2005, we purchased gas in the spot market, taking advantage of Executive Decree No. 1,020/95, under which we share with our customers 50% of the profit or loss resulting from differences between our purchase prices of gas in the spot market and reference prices posted by ENARGAS. The volume we purchased in the spot market accounted for an average of 0.5% during the summer months and 7% during the winter months of our gas purchases for each summer and winter period of 2005 compared to an average of 1.5% during the summer months and 10.4% during the winter months of our gas purchases for each summer and winter period of 2004. From 2006 to 2012, we did not make any gas purchases in the spot market.

          Gas Transportation Contracts
            General

            Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act, and other regulations. See Item 4: "History and Development of the Company-The Argentine Natural Gas Industry." Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

            The TGS system consists of three main pipelines: the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines: the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see Item 4: "TGS Transportation Rights") provide for service over the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see Item 4: "TGN Transportation Rights") providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

            The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a "natural gas in-kind allowance," which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2012, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

            In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007 through 2012. See Item 4: "Final Transportation Balance."

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

            Overall Transportation Rights

            As of December 31, 2012, we had contracted for aggregate firm transportation capacity of 24.61 MMCM (869 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

            TGS Transportation Rights

            As of December 31, 2012, we had available firm transportation capacity with TGS of 22.07 MMCM (780 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquén, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See Item 4: "Business Overview-Revenues-Processed Natural Gas Service."

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

            TGN Transportation Rights

            As of December 31, 2012, we had available firm transportation capacity with TGN of 2.54 MMCM (90 MMCF) of gas per day.

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

            In July 2012, the ENARGAS granted us 174,343 m3 of firm transportation, in force as from May 1, 2013 through April 30, 2014, of the Neuquen-GBA route; and 233,333 m3 of firm transportation, in force from May 1, 2014 through April 30, 2017 of the same route. This was the result of an irrevocable offer we submitted to Transportadora de Gas del Norte (TGN) during the capacity open bid No. 01/2012.
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

            Final Transportation Balance

          In order to face an estimated peak demand for non-interruptible service of approximately 23.66 MMCM (833 MMCF) per day, since 2006 we have contracted for an aggregate firm transportation capacity of 24.61 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during winter periods. Except for 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 95.1%, 96.5% and 92.1% for 2012, 2011 and 2010, respectively.

          Agreement with YPF S.A.

          Personnel Supply Agreement

        We entered into a Personnel Supply Agreement with YPF S.A. on January 16, 2009 which is automatically renewable every three years. Pursuant to this agreement, YPF S.A. is required to provide highly trained personnel to our management. YPF S.A. is paid monthly for the costs it incurs while providing these services.

        Bypass Rights and Competition

        As discussed under Item 3: "Key Information-Risk Factors-Our revenues may be adversely affected by the right of our clients to bypass our transportation services," large users of natural gas within our service area are permitted to contract directly with other parties for the sale of natural gas (provided they provide us and ENARGAS with three months' notice) as well as supply of natural gas. However, if such users utilize our distribution system, they must pay us a tariff. These users may also build their own transmission systems and thereby completely bypass our services, in which case we would not be entitled to any fees. Users wishing to completely bypass our system face significant impediments to doing so, including significant expenses in building and maintaining connection lines and limited access to firm transportation capacity.

        We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. However, some of our users may still completely bypass our services or require us to further unbundle our services in a manner that could adversely affect our margins. See Item 4: "Regulatory Framework." Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

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

        Environmental and Safety Matters

        Our current operations are in substantial compliance with applicable laws and regulations related to health and safety, and to environmental protection. Aligned with this, and to ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, we are committed to complying with ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards. We were successfully audited in November 2012 given once again the HSE Management System's certification. We are also constantly discussing ways in which we can reduce our greenhouse gas emissions and thus minimize our impact on climate change.

        We were invited to be a speaker at the Congress of Engineering for Climate Change, organized by the COPIME (Professional Association of Mechanical and Electrical Engineering), which was held in September 2012.

        Insurance

        As of December 31, 2012, we maintained insurance coverage for third-party loss and casualty for up to U.S.$ 50 million. Our physical assets were insured for up to U.S.$ 76.4 million. We believe that our insurance coverage corresponds to standards for the international gas distribution industry. We do not carry business interruption insurance. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

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
            Term of Our License

            Our license, which has an original 35 year team, authorizes us to provide the public service of gas distribution. The Gas Act provides that we may apply to ENARGAS for a renewal of our license for an additional ten-year term upon expiration of the original 35-year term. At that time, ENARGAS is required to evaluate our performance and make a recommendation to the Argentine National Government. We will be entitled to a ten-year extension unless ENARGAS proves that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees, and our license. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held in order to grant a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine National Government by any third party. ENARGAS has not issued regulations regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our license term. See Item 4: "The Gas Act and Our License-Expiration."

            Subject to two exceptions, our license cannot be amended without our consent. First, ENARGAS may alter the terms of the service specified in our license, provided that an appropriate adjustment is made to the tariffs that we can charge for our services. These tariffs offset the financial impact of any alternation to the license. Second, ENARGAS may modify the tariffs initially established when the license was issued in accordance with the tariff-setting provisions of the Gas Act. See Item 4: "Tariffs."

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

            A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months' notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has been reduced to three months. If a consumer purchases gas directly from others and subsequently wishes to purchase gas from us, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See Item 4: "Bypass Rights and Competition."

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

            Our license details further our obligations. They include the obligation to (a) provide distribution service, (b) maintain continuous service, (c) operate in a prudent manner, (d) maintain the distribution network, (e) carry out mandatory investments, (f) keep certain records, and (g) provide periodic reports to ENARGAS. Our license also prohibits us, without the prior approval of ENARGAS, from assuming debts of Gas Argentino, from granting a security interest in our assets in favor of creditors of Gas Argentino and from reducing our capital or distributing our assets, except by way of dividends in accordance with Argentine law.

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

            Easements

            Our license authorizes us to occupy public property without charge for the purpose of rendering the licensed service; if a charge is levied by a provincial or municipal authority, we may add a surcharge to the relevant tariffs to recover our added costs. Our license also grants us the right to obtain easements over private property required to carry out the licensed service, subject to a payment of compensation to the landowners. The Argentine National Government originally had the responsibility of transferring title of the existing easements to us in our service area. When ENARGAS failed to complete the transfer of existing easements, the Licensees were handed the task of completing the transfers and negotiating with the landowners. This task is currently taking place under the supervision of ENARGAS.

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

            Our license may only be revoked by the Argentine National Government and then only upon ENARGAS' recommendation. Our license specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other cases, the failure must be due to reasons attributable to us. The Argentine National Government also may terminate our license if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (See Item 7: "Major Shareholders and Related Party Transactions"), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our license, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as essential assets, or the "Essential Assets," or (iii) use the Essential Assets for purposes other than those established in our license without ENARGAS' approval. Additional events, which will result in the cancellation of our license, include a gross failure by us to make mandatory investments or to meet our other obligations under our license, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our license requires that we receive notice and an opportunity to cure before termination. The Argentine National Government has issued Decree No. 1,834/02, which provides that, during the state of economic emergency declared by Law No. 25,561, neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us will cause the termination of our license. The economic emergency was extended in several opportunities but, pursuant to Law No. 26,729, the state of economic emergency expires on December 31, 2013. We cannot guarantee that the suspension of this provision of our license will remain in effect after that date.

            If our license is terminated by the Argentine National Government prior to the expiration of its full term as a result of our nonperformance, the Argentine National Government may offset our net book value against any damages due to the Argentine National Government caused by the events resulting in the termination of our license. These damages cannot be less than 20% of our net book value. In addition, the Argentine National Government under such circumstances can require Gas Argentino to transfer its shares in us to ENARGAS, which will act as a trustee until those shares are sold pursuant to a competitive tender.

            Upon termination of our license, the Argentine National Government may appoint an interim operator to provide the licensed services until a new licensee is appointed. The fees and expenses incurred by an interim operator shall be borne by us. Subject to judicial review, we will not be entitled to any payment for loss of profit or in consideration for the interim operator's use of our property.

            Upon revocation of our license, we must transfer to the Argentine National Government (or to a party designated by the Argentine National Government) all Essential Assets free and clear of any liens and encumbrances, unless the Argentine National Government requires Gas Argentino to transfer its shares in us for a subsequent competitive tender.

            Expiration

As a general rule, upon the expiration of our license at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant, and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our license, net of costs and taxes paid by the successful bidder. See Item 4: "The Gas Act and Our License-Term of Our License." At the end of our license term, if we have performed adequately during the term of our license (including any extension, if applicable), we may participate in a new bidding process. If that is the case, we would have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets; in both cases, the amounts would be calculated in accordance with our license.

All of our debts must be repaid upon expiration of our license unless (a) we are awarded a new license by exercising the right to match the best offer in a new bid or (b) the Argentine National Government terminates our license and in turn, ENARGAS instructs Gas Argentino to transfer all its shares in us to ENARGAS as trustee for their subsequent competitive tender.

Our license also may terminate before the expiration of its term if we give notice that we are waiving our license due to serious and repeated defaults by the Argentine National Government. In that case, we will be entitled to payment by the Argentine National Government of the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant, and equipment) determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of the accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our license, net of costs and taxes paid by the successful bidder.

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

            Duties and Structure

The Gas Act provides that ENARGAS will be managed by a board of five full-time members, who are appointed by the Argentine National Government with the consent of a Congressional committee. Board members serve staggered terms. The terms of the initial board members ran from one to five years. The terms of subsequent board members are five years, and board members may be reappointed. The board members may, with the consent of a Congressional committee, be removed by the Argentine National Government, which must expressly state the reasons for such a decision.

ENARGAS' duties include, among other things:

    enforcing the provisions of the Gas Act, applicable regulations, and the licenses of the privatized companies;
    advising the Argentine National Government on the granting, renewal, and revocation of licenses;
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

On May 21, 2007, through Decree No. 571/07, the Argentine National Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, 1,874/09, 1,038/10, 1,688/10 and 692/11. Consequently, a government appointed intervenor oversees ENARGAS. This intervention may affect our business area negatively in the immediate future.

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

            The Transfer Agreement prohibits us from bringing any claims against the Argentine National Government for damages arising out of or related to the Essential Assets on or after the Takeover Date.

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

            A distribution company may offer discounts, which reflect a reduction in its rate of return, provided that these discounts are not offered in an unduly discriminatory manner and that they are not below the distribution company's cost. Revenues lost due to discounting may not be recovered from other customers. See Item 4: "Bypass Rights and Competition."

            Current Tariffs

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Public Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars. Rather, they have been converted to Pesos at the rate of Ps. 1.00 per U.S.$ 1.00. Adjustments of tariffs, in order to reflect changes in price indexes of foreign countries, are no longer made. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern."

We currently have two different tariffs, one for the city of Buenos Aires and the other for the Province of Buenos Aires, because, as of July 1998, gas tariffs are issued by ENARGAS, net of the turnover tax that is imposed by the provinces. The turnover tax was a set rate included in the original tariff as of January 1, 1993 and was payable by the gas distribution companies. Subsequent to January 1, 1993, different provincial jurisdictions varied the turnover tax rate and in some cases, the basis on which it was payable. In accordance with the Gas Act, which provides for the pass-through to customers of any changes in taxes, ENARGAS authorized the billing of turnover taxes to customers as a separate line item in their invoices. The net incomes of gas distribution companies are not affected by the above-mentioned modification.

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

On April 11, 2005, the Energy Secretariat issued Resolution No. 624/05, which extended Resolution No. 415/04. Pursuant to Resolution No. 624/05, residential, commercial, and small industrial users receive certain discounts or are surcharged in accordance with their consumption of natural gas. In 2005, users consuming less than 90% or 95%, depending on the type of user and the amount of gas they consumed during an equivalent period of 2004, adjusted for the average temperature during each period, will receive a discount equal to one cubic meter per each cubic meter saved below those levels. Users whose consumption was above 90% or 105%, depending on the type of user, will pay a surcharge on the gas they consumed over those levels. The program will be effective from April 15 through September 30 each year, and this period could be modified by the Energy Secretariat as the program evolves.

On May 1, 2005, ENARGAS established a new tariff schedule, which continued with the same prices established for residential users, SGP 1, and SGP 2; for SGP 3, larger users, and CNG, a third increase was set for the prices of gas at wellhead. As per the daily differences, the high rebate established for R, P1, and P2 remained; the gain increased for the remaining clients.

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

However, on September 19, 2008, ENARGAS issued Resolution 409/08, which established new tariff sub-categories for residential customers, effective from September 1, 2008. Residential customers were divided into eight new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd and R3-4th) according to their annual natural gas consumption.

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

During 2005, the National Government implemented a fiduciary fund to expand the transmission capacity to 4.7 MMCM. In January 2007, through Resolution No. 3,689/07, ENARGAS stipulated that we are responsible for the invoicing, collection and settlement of another fiduciary fund, the fiduciary fund 2006-2008, and shall invoice and receive the above-mentioned charge from SGP3, and FD ("firm distribution")/FT ("firm transportation") clients from January 1, 2007. Residential, CNG, SGP1, and SGP2 customers are excluded from the fiduciary fund charge. With this second fund, the transmission capacity will be expanded by approximately 22.5 MMCM over the 4.7 MMCM capacity created by the first fund. Both fiduciary funds imply an increase in the transmission cost of, 411% for SGP3 and 462% for FD and FT customers with regard to the 2001 transport tariffs. On December 9, 2010, the National Government issued Resolution No. 2,289/10 in order to decrease by 50% the value of the fiduciary fund created in 2005 as it has almost recovered the investments for the expansions. Additionally, the fiduciary fund 2006-2008 was increased by 50%. As a result of both changes, the customer's invoices remain the same.

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

By December 2008, two Resolutions were issued, one by the MPFIPS (Resolution No. 1,451/08) regulating the fiduciary fund mentioned above and the other by the ENARGAS (Resolution No. I/563/08) ordering the implementation of the fund. This last Resolution, included the tariff schedules for the fiduciary fund, which affected residential customers whose annual consumption was over 1,000 CM/year and some of the industrial customers (P3, FD, FT, ID and IT), it came into force on November 1, 2008.

On June 4, 2009, ENARGAS through Resolution No. 768 established that during the period May 1 and August 31, 2009, residential customers within our area whose categories were R31 and R32 (between 1,001 and 1,500 CM annual consumption), were exempted from paying the charges established by the Decree No. 2,067/08.

On August 18, 2009 ENARGAS issued Resolution No. 828/08 which extended until October 1, 2009 the exemption established by Resolution No. 768, and stipulated for residential customers R33 and R34 (more than 1,501 CM annual consumption) a subsidy of 100% for the consumption between June and July 2009 and 70% for the consumption between August and September 2009.

The provisions discussed in the preceding paragraphs were replicated in 2010 by Resolution No. 1,179/10 ENARGAS and in 2011 by Resolution No 1,707/11.

On November 8, 2011, ENARGAS issued Resolution I/1,982/11, effective December 1, 2011, containing new tariffs relating to the Trust Fund for Gas Imports and extending the application of the charge to all customers' categories. In addition to this, ENARGAS issued some complementary Resolutions that, detailed the residential geographical areas which lost the subsidy, established in the preceding resolutions, because they are considered to have high purchasing power. In order to soothe the increases, this resolution also established a flat fee for the trust fund charge to avoid consumption peaks so users do not suffer significant variations in their invoices especially during the winter months. What is more, in accordance with Exhibit III of this Resolution, there is a group of customers, mostly industrial customers that lost their subsidy immediately due to the type of activity they realize. During 2012, more residential geographical areas were added to those that have lost the subsidy.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012.

The whole charge collection will be used by ENARSA to fund imported gas.

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2012 for each class of service:

        Maximum Tariffs at December 31, 2012
	Maximum Tariffs as of December 31, 2012
	City of Buenos Aires Province of Buenos Aires
	(in Pesos)
Residential(a) R1, R2-1st and R2-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R2-3rd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.156451	0.160251
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R3-1st and R3-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.197401	0.201201
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) , R3-3rd and R3-4th (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.247389	0.251189
Minimum invoice	$/invoice	13.075555	13.207094
General Service P1 and P2 (CS) (e):
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.145355	0.148524
1,001-9,000 CM(c)	$/CM	0.136388	0.139511
>9,000 CM(c)	$/CM	0.127422	0.130499
Minimum invoice	$/invoice	12.950560	13.032459
General Service P3 (CS) (e):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.217950	0.221120
1,001 - 9,000 (c)	$/CM	0.208983	0.212107
> 9,000 (c)	$/CM	0.200017	0.203095
Minimum charge	$/invoice	12.950560	13.032459
Subdistributors (CS):
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
General Service P3 (D&T) (f):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.039414	0.042583
1,001 - 9,000 (c)	$/CM	0.030447	0.033570
> 9,000 (c)	$/CM	0.021481	0.024558
Minimum invoice	$/invoice	12.950560	13.032459
General Service (D&T):
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.0289920
0-5,000 CM(c)	$/CM	0.015288	0.016868
>5,000 CM(c)	$/CM	0.009462	0.011012
Large Volume Firm Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.011105	0.012665
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.003978	0.005501
Large Volume Interruptible Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.033023	0.035181
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.025895	0.028017
CNG Firm (D&T):
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM	0.004049	0.006363
Demand charge (d)	$/CM per day	0.621027	0.621027
CNG Interruptible (D&T):
Customer charge (b)	$/invoice	11.012049	11.068813
All consumption	$/CM	0.022271	0.024585

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

            Renegotiation of the Tariffs

In January 2002, pursuant to the Public Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps. 1.00 to U.S.$ 1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Public Emergency Law. The Public Emergency Law also provides that the Argentine National Government should renegotiate public utility services agreements affected by the pesification. The pesification and freezing of our tariffs violate express provisions of our license.

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

Considering our financial situation and the fact that on January 6, 2012 the Public Emergency Law had been in force for 10 years, on December 29, 2011, we filed a judicial claim against the Argentine National Government for damages caused by the breakdown of the financial economic conditions established in our gas distribution license, as well as a pre-litigation claim, which was presented to MPFIPS with a copy to the Ministry of Economy to the same effect.

We cannot assure you as to what the outcome of the renegotiation with the Argentine National Government will be. Our main concerns include: whether real tariff increases will be granted at a level sufficient to allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity and the uncertainty as to when the renegotiations will be completed.

On January 24, 2003, the Argentine National Government issued Emergency Decree No. 120/03, which established that the Argentine National Government may provide for transition tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Public Emergency Law is completed. On January 30, 03, Decree No. 146/03 and ENARGAS Resolution No. 2,787 provided a transition tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we began invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the city of Buenos Aires and certain consumer advocacy organizations filed objections to the increased tariff with various courts. Consequently, a court issued a preliminary injunction prohibiting the increase to these tariffs. In accordance with the preliminary injunction, we ceased invoicing our customers at the increased tariff level and resumed invoicing at the former lower tariff levels on February 27, 2003.

Through Decree No. 311/03, dated July 3, 2003, the Argentine National Government created UNIREN with the objective of providing advice on the renegotiation of 64 public works and services contracts, and developing a common regulatory framework for all utilities. UNIREN is presided over by the Federal Planning Minister. UNIREN continues the contract renegotiation process developed by the previous Contract Renegotiation Committee and assumes responsibility for all issues in progress.

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

Although there was an exchange of proposals between public service licensee companies and the Argentine National Government, the process continues to be delayed with no agreement likely in the near future.

On June 7, 2007, UNIREN sent a new proposal which, along with those sent on prior occasions, did not include the increase in tariffs for residential customers, but on the contrary, allowed the roll-over of the above-mentioned increase among the other customer classes to allow the licensees to recuperate the distribution margin corresponding to residential customers.

In August 17, 2007, the Argentine National Government sent a new proposal, which we answered on August 27, 2007 after a series of meetings between UNIREN and our technical representatives. Finally, UNIREN sent an additional proposal on August 31, 2007, accepting almost every aspect of our suggestions except for the residential increase and the legal claim clauses, which were left out for discussion with the shareholders' legal advisors.

On May 15, 2008, we received a new proposal from UNIREN, which contained some changes in respect of the last proposal sent by us on August 27, 2007, but continued to include the legal claim clauses mentioned above. We answered this proposal in July 2008. On August 11, 2008, UNIREN replied to our July 2008 proposal.

Although, we replied to UNIREN's August 2008 proposal, the government decided to change its strategy and sent us a new proposal, with the objective of entering into a transition agreement, as a condition precedent to signing a renegotiation agreement. Finally, on September 2, 2008, we received a new proposal establishing a transition agreement effective as of September 1, 2008. This proposal included an increase in the tariffs associated with gas distribution and transportation services.

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

The Transition Agreement stipulates that residential customers with consumption of up to 800 CM/year will not have any increase in tariffs (currently 62% of our customers and 25% of our sales volume fall into this category). Additionally, tariff increases will be applied to charges per unit of consumption and reserve capacity charges, but will not be applied to either fixed charges or minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that we are authorized to charge are to be adjusted by 25%. Once the tariffs are published, we will obtain an estimated increase of 22% of our distribution margin, which will lower the impact on our customers' invoices. We estimate that the transportation and distribution tariff increase will represent an increase of about 6% to 10% in the tariffs paid by our residential customers, 9% to 11% in the tariffs paid by commercial and industrial customers and 2% to 14% in the tariffs paid by our CNG and large customers.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services ("MPFIPS") Sub-secretary of Coordination and Management Control information about our background and the tariff schedules which would result from the executed Transition Agreement.

On December 16, 2009, UNIREN sent us a letter that sought to enhance the understanding by all parties to the terms of the license renegotiation.

In June 2010, we sent ENARGAS and UNIREN the support documentation disclosing investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Transition Agreement requests.

On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obligated to publish the new tariff schedules. On November 30, 2010, our claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this annual report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules set forth in the Transition Agreement even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting our need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

However, after one of our shareholders lost an international appeal against the Argentine government relating to the tariff freeze (as further described below in "Operating and Financial Review and Prospects - (ii) Freezing of our tariffs"), and on January 18, 2012, we received Note No. 12 from UNIREN requesting us to resume the renegotiation of the Gas Distribution License. Since then, we have been meeting with UNIREN and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, no consensus that satisfies the interests of the Argentine National Government, our interests as well as the interest of our shareholders has been reached.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012)  authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system.  In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished.  The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. The Company has been invoicing this new tariff since December 3, 2012.

The Following table shows the charges per customer category as of December 31, 2012:
Customer Category	$/Invoice (in pesos)
R1	4
R2-1	5
R2-2	6.50
R2-3	8.50
R3-1	15
R3-2	20
R3-3	30
R3-4	60
SGP1	25
SGP2	60
SGP3 < 180.000 m3 per year	150
SGP3 > 180.000 m3 per year / SGG	1000
FD/FT ID/IT	2000

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Public Emergency Law. See Item 4: "Current Tariffs."

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

Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our license authorize us to pass through to our users the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine National Government enacted Decree No. 1,411/94, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers' bills, as appropriate, through a tariff adjustment.

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

            Gas Purchase Price Adjustments to Tariffs and Related Disputes

            We operate in a regulated industry and accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS' interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, on several occasions, ENARGAS has limited the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps. 30 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps. 18.3 million of gas purchase costs remain pending.

            The enactment of the Public Emergency Law and of Decree No. 214/02 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. However, the Public Emergency Law and this decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our customers, via tariffs, of the entire amount of our costs incurred in purchasing gas in the spot market within the terms of Decree No. 1,020/95. See Item 4: "Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts." Notwithstanding the foregoing, we do not purchase gas in the spot market, since, through the National Government's intervention over the domestic gas market in 2004 and the execution of several gas supply agreements between gas producers and the National Government, we have been told to meet our non-interruptible demands.

            Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations of passing on important costs of gas, can adversely and substantially affect us.

            U.S. PPI Adjustments to Tariffs and Related Disputes

            On January 10, 2000, ENARGAS issued Resolution No. 1,477/00, which adjusted our tariffs as of January 1, 2000, but did not include an adjustment reflecting an increase in the U.S. PPI as contemplated by our license prior to the enactment of the Public Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine National Government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI for the first half of 2000.

            On July 17, 2000, the distribution and transportation companies, ENARGAS, and the Argentine National Government agreed to increase tariffs as of July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000, and (b) by the amount that would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a "PPI Stabilization Fund." The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine National Government ratified the foregoing by Decree No. 669/00 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

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

            Five-Year Tariff Review and Related Disputes

            During the period from January 1998 through December 1999, the tariffs that we charged to our clients have been adjusted through ENARGAS resolutions, according to our license (See Item 4: "Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License) that requires that tariffs have to be adjusted in January and July to reflect changes in the U.S. PPI, in the transportation and distribution components of our tariffs and in the K Investment Factor resulting from investments.

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

            Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000 as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in U.S. PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such U.S. PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Power approved such deed and the financing mechanism through Decree No. 669/00. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/00, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the U.S. PPI adjustment. See "U.S. PPI Adjustments to Tariffs and Related Disputes."

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

            Through Resolution No. 2,611/02 dated May 31, 2002, ENARGAS provisionally approved the tariff chart effective from May 1, 2002 to June 30, 2002 with a gas component value identical to the one approved for the previous winter period. In July and August 2002, ENARGAS, through Resolutions No. 2,653 and 2,691, established the extension of the tariff charts approved by Resolution No. 2,611/00 for an undetermined period of time.

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

Resolution 172/12 of the Secretariat of Energy, published in the Official Gazette on January 5, 2012, extended the effects and enforceability of Resolution No. 599/07 issued by the same organism allocating natural gas volumes per basins considering destinies and ultimate consumers. (See "Item 5 - Operating and Financial Review and Prospects")

        Electronic Gas Market Opening

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

      Organizational Structure

      We are not part of a corporate group. See Item 7: "Major Shareholders and Related Party Transactions."

      Property, Plants and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See Item 4: "Business Overview-Power Plants."

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

    During 2012, Argentine inflation measured by CPI increased by 10.8% as compared to the 9.5% increase in 2011 and the wholesale price index rose by 13.1% as compared to the 12.7% increase in 2011. Additionally, the GDP increased by 0.7% in 2012, as compared to the 9.3% increase reported for 2011.

    The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237.0% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002 and devalued between 1% and 3% from 2003 to 2007. Recently, the Peso devalued by 10% against the U.S. dollar in 2009, 2008 and 2007, in each case compared to the immediately preceding years, by 5% in 2010 compared to 2009, 8% in 2011 compared to 2010 and 14.3% in 2012 compared to 2011.

    The following table shows Argentina's annual GDP growth for the indicated years.
	Argentine Gross Domestic Product
	December 31,
	2012	2011	2010	2009	2008
Gross domestic product growth (annual %)	0.7	9.3	9.2	0.9	6.8

    __________

    Source: INDEC, Banco Nación.

    The following table shows annual percentage changes in Argentina's wholesale and consumer price indexes for the indicated years.
	Argentine Price Indexes
	December 31,
	2012	2011	2010	2009	2008
Wholesale price index (annual % change)	13.1	12.7	14.6	10.3	8.9
Consumer price index (annual % change)	10.8	9.5	10.9	7.7	7.2

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

              the volatility of the exchange rate; and
              the evolution of the price variation index.

              Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in our annual report. The most important factors affecting our results of operations were the following:

              Pesification of our tariffs

              Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Public Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina- The significant appreciation and depreciation of the Peso may have an adverse effect on the Argentine economy, or on our results of operations and financial condition."

              Freezing of our tariffs

              Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the U.S. PPI. The Public Emergency Law abolished such adjustments and instituted a freeze on our tariffs, which is still in effect.

              In January 2002, the Executive Power issued Law No. 25,561 (the "Public Emergency Law") by which it was able to convert the public service companies' tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00 and freeze them at that rate. The Public Emergency Law also authorized the Argentine National Government to renegotiate public service companies' licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), an organization established by the Argentine National Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

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

              In September 2009, ENARGAS submitted our background and the tariff schedules which would result from the executed Transition Agreement to MPFIPS sub-secretary of Coordination and Management Control. Furthermore, on December 16, 2009, UNIREN sent us a revised letter of understanding containing the latest proposal for the license renegotiation. It contains some changes regarding form issues, but maintains the requirement that both our direct and indirect shareholders must suspend any and all claims or actions brought by them against the Argentine National Government relating to the tariff freeze.

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

              On January 18, 2012, after one of our shareholders lost an international appeal against the Argentine government relating to the tariff freeze, we received Note No. 12 from UNIREN requesting we resume the renegotiation of the Gas Distribution License. Since then, we have been meeting and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, we have not reached a consensus that satisfies our interest, the interests of the Argentine National Government, and the interest of our shareholders.

              On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

              On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012)  authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system.  In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished.  The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013.  We have been invoicing this new tariff since December 3, 2012.

              Devaluation

              The Public Emergency Law eliminated the U.S. Dollar-Peso parity in January 2002. Soon after the enactment of the Public Emergency Law, the Argentine National Government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso's value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Argentina" and Item 11: "Quantitative and Qualitative Disclosure About Market Risk."

              Inflation and inflation accounting

              During 2000, Argentina experienced deflation of 0.7% and inflation of 2.4% measured in terms of the consumer price index and the wholesale price index, respectively. In 2001, the consumer price index and the wholesale price index decreased by 1.5% and 5.3%, respectively. During 2002, Argentina experienced inflation of 41% and 119% measured in terms of the consumer price index and the wholesale price index, respectively. As a result of high inflation, Argentine GAAP reintroduced inflation accounting. Our consolidated financial statements were prepared recognizing the overall effects of inflation between January 1, 2002 and March 1, 2003. As from that date, the restatement of consolidated financial statements was discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on our consolidated financial statements as of December 31, 2012, 2011 and 2010. The most important impact of inflation on our operating results was the incorporation into our consolidated financial statements of the effect of exposure of our monetary assets and liabilities to inflation and the restatement in constant currency of our statement of operations accounts. The principal effect on our balance sheet and our shareholders' equity was the restatement of our non-monetary net assets in Pesos. See "Presentation of Financial Information."

              Elimination of access to financing

              Another factor that adversely affected our results of operations and financial position was the elimination of access to financing. Although we were able to restructure a significant part of our debt in 2006, we nonetheless still have limited access to both local and international financing. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern." and Item 5: "Liquidity and Capital Resources."

              In addition, after the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine National Government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: "Information on the Company-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs."

              It is worth mentioning that, as a result of our reorganization proceeding, on January 11, 2013 we issued New Negotiable Bonds for a total amount of US$ 314.553.452, structured through two new U.S. Dollar denominated notes: the Series A Notes which amount to 53.2% of the admitted debt and the Series B Notes which amount to 46.8% of the admitted debt. See "- Liquidity and Capital Resources - Debt Restructuring" below for more details on our issuance of new negotiable bonds.

              Effects on Our Results of Operations and Liquidity in Future Periods

              The economic situation in Argentina remains highly volatile and has affected our results of operations. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

              the outcome of the renegotiation of our tariffs with the Argentine National Government; and
              the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

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

          Renegotiation of our tariffs

          As mentioned before in Item 5 - ii) Freezing of our tariffs, we have been invoicing a new tariff charge since December 3, 2012 as a result of the following events.

          On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, subscribed an agreement with the ENARGAS (the "Act"), which is in full force under the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

          On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012. As of December 31, 2012, the amount invoiced was Ps. 10 million and we estimate that, during 2013, this amount will be approximately Ps. 190 million.

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

The assumptions most subject to judgment in our expected cash flows are:

    Tariff increases: our forecasts have assumed gradual tariff increases between 2013 and 2018 that will reach tariff levels that are approximately 370% higher than the current tariffs in Argentine Pesos, and
    Inflation rate: we have forecast steady levels consistent with those in force at the date of this annual report.
    Exchange rate: we have forecast a 10% depreciation of the peso against the dollar.

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

Revenue recognition and accounts receivable

Revenue is recognized on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been estimated based upon the volumes of gas purchased and other historical data. Unbilled revenues as of December 31, 2012, 2011 and 2010 amounted to Ps. 30.9 million, Ps. 33.6 million and Ps. 31.8 million, respectively.

We are exposed to losses due to uncollectible accounts receivable. The allowance for doubtful accounts is based on our estimates for collections. While management uses the available information to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. The corresponding charge is included in selling expenses; no adjustment is made to sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our account receivables including the age and financial condition of our customers. The allowance for doubtful accounts as of December 31, 2012, 2011 and 2010 amounted to Ps. 15.4 million, 17.0 million and Ps. 21.9 million, respectively.

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

Impairment Test for Fiscal Year Ended December 31, 2012

For the fiscal year ended December 31, 2012, we identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the estimated discounted cash flows were higher than the carrying amount of such fixed assets, we determined that the assets were not impaired.

In addition, for the fiscal year ended December 31, 2012, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC Topic 360-10. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated undiscounted future cash flows expected to be generated by such assets and determined that the assets were not impaired. With respect to the material assumptions used in performing such impairment test, taking into account (i) the nature, timing and extent of our tariff renegotiation process with the Argentine National Government, (ii) the erosion of our operating profit resulting from increases in our operating costs (which in turn are the result of inflationary pressures and cannot be recovered through tariff adjustments due to the current tariff freeze), (iii) an analysis of how actual results have compared to our projections for prior periods, (iv) past experiences of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Fenosa, who had its renegotiation agreement approved by the Argentine Executive Branch on April 10, 2006 (which was subsequently implemented by ENARGAS on April 9, 2007 and October 10, 2008) and has now begun its full rate tariff review and (v) the status of our current negotiations with the Argentine National Government, we assembled three scenarios. As further described below, each of these scenarios contemplates a different magnitude of the tariffs increases expected and we assigned a probability of occurrence to each cash flow projection based on current, factual information. Additionally, all cash flow projections have been prepared taking into consideration the remaining term of our gas license, which does not exceed the residual useful life of our long-lived assets.

            Below find a summary of the material assumptions of the different cash flow scenarios as well as the probability assigned to each:
              Base Case: This cash flow assumes that we would reach tariff levels similar to those currently being applied by Gas Natural Fenosa and then gradual tariff increases to reach, by 2018, tariff levels approximately equivalent in U.S. Dollars to those in force in 2001 by us in Argentina before the pesification. We assigned a probability of occurrence of 66.5% to this cash flow scenario.
              Pessimistic Case: This cash flow assumes that we would only reach tariff levels similar to those currently being applied by Gas Natural Fenosa and an integral tariff review. We assigned a probability of occurrence of 10.0% to this cash flow scenario.
              Optimistic Case: This cash flow assumes that we would gradually reach, by 2018, tariff levels comparable to those in South America, particularly comparable to tariff levels in Brazil and Chile. We assigned a probability of occurrence of 23.5% to this cash flow scenario.
            The probability of occurrence of each cash flow scenario is based on: (a) the recent experiences of another gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Fenosa, who, as noted above, not only has executed a renegotiation agreement with the Argentine National Government but also had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs; (b) our current regulatory framework, which includes the Gas Act and the above-mentioned rules relating to gas tariffs; c) the recent new ENARGAS Resolution 2,407/12 that established a new charge which represents an increase in distribution tariffs of approximately 54% from December 2012 and (d) the renegotiation agreements signed by all gas distribution companies, except for us and one other gas distribution company, which agreements permit the parties thereto to begin a full rate tariff review and establish (i) a semi-annual tariff review in order to adjust tariffs to the general cost index variation whenever such index varies by more than 5% and (ii) a five-year tariff review similar to the five year tariff review contemplated by our gas license (see Item 4 "Information on the Company - Business Overview - Regulatory Framework - ENARGAS - Tariffs").
            Unlike last year, we did not consider a bankruptcy scenario for the following reasons (a) creditors approval of our repayment proposal under bankruptcy proceedings; (b) judge's approval of the agreement reached with creditors; (c) beginning of effective tariff increases as explained above based on ENARGAS Resolution 2407/12; and (d) YPF's agreement to purchase all of BG's share of Gas Argentino S.A., which is our controlling shareholder, owning 70% of our stock. YPF S.A., which is in turn controlled by the Argentine Government, will now indirectly own control of us, showing the authorities' decision to keep the company's operation sustainable in the long term.
          Taking into account the scenarios outlined above, based on the probability-weighted undiscounted cash flows method, we determined that our undiscounted expected cash flows exceeded their net carrying value by approximately 300%. Therefore, we did not proceed to step two of the ASC Topic 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.
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
          As of December 31 2012, 2011 and 2010, no impairment losses were recognized under either U.S. GAAP or Argentine GAAP, as both the undiscounted and discounted cash flows of our long-lived assets were higher than the carrying amount of such assets.
          Provision for allowances and contingencies

          We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material adverse effect on our future results of operations and financial condition or liquidity. The contingencies reserve for executive proceedings as of December 31, 2012, 2011 and 2010, amounted to Ps. 32.9 million, Ps. 28.7 million and Ps. 21.8 million, respectively. The contingencies reserve for the GCBA turnover tax as of December 31 2012, 2011 and 2010, amounted to Ps. 24.4 million, Ps. 18.8 million and Ps. 16.7 million, respectively. The contingencies reserve for rates and charges as of December 31, 2012, 2011 and 2010 amounted to Ps. 24.5 million, Ps. 23.4 million and Ps. 22.3 million, respectively. The contingencies reserve for GCBA fines as of December 31, 2012, 2011 and 2010 amounted to Ps. 6.3 million, Ps. 2.5 million and Ps. 2.4 million, respectively. The contingencies reserve for interpretive disagreements with regulatory authorities as of December 31, 2012, 2011 and 2010, amounted to Ps. 9.9 million, Ps. 10.8 million and Ps. 9.2 million, respectively. The contingencies reserve for other matters as of December 31, 2012, 2011 and 2010, amounted to Ps. 4.0 million, Ps. 6.8 million and Ps. 6.7 million, respectively. Allowance for disposal of fixed assets amounted to Ps. 5.5 million, Ps. 6.7 million and Ps. 8.8 million as of December 31, 2012, 2011 and 2010, respectively.

          Other long-term receivables

          We have recorded an asset of Ps. 107.0 million, Ps. 108.6 million and Ps. 98.1 million under the line item other non-current receivables at December 31, 2012, 2011 and 2010, respectively, for the value of the discounted credits related to the Inspection Rate and Occupancy Rate, described in Item 8: Financial Information - Legal Proceedings, as we believe we have the right to pass through (in the tariffs we charge our customers) the amounts paid with respect to those based on: (a) as stipulated by the gas industry regulatory framework, Law No. 24,076 (Sect 41) and Decree No. 2,255/92 (Sect 9.6.2), establishing that cost variations resulting from changes in tax standards shall be reallocated to tariffs and (b) in May 2005, in response to a communication we filed, the Ministry of Economy's Legal Affairs Department commented favorably on the pass-through of these costs to customers through tariffs and filed its comments with ENARGAS to be considered when rendering a final decision.

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

In addition, under U.S. GAAP, there are more stringent criteria with respect to the assessment of recoverability of deferred tax assets. As described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2012, 2011 and 2010, under U.S. GAAP, we recorded a valuation allowance of Ps. 37.3 million, Ps. 22.8 million and Ps. 2.5 million, respectively against our tax loss carry forwards and certain of our other deferred tax assets. However, under Argentine GAAP, we have not recorded a valuation allowance.

Minimum presumed income tax

We have also recorded an asset (net of its fair value discount) of Ps. 132.4 million, Ps. 117.2 million, and Ps. 101.9 million at December 31, 2012, 2011 and 2010, respectively, for the value of our tax credit related to our tax on minimum presumed income. This tax is supplementary to our income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. Our final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on its present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, we recorded Ps. 1.1 million as the discount value of our minimum presumed income tax credits for the years ended December 31, 2010. We did not record any such discount value as of December 31, 2011 and 2012. For U.S. GAAP purposes, those adjustments were reversed.

Additionally, under Argentine GAAP, based on our tax projections and the ten-year legal availability of the credit, a valuation allowance for our minimum presumed income tax credits, which amounts to Ps. 33.9 million as of December 31, 2012, Ps. 41.2 million as of December 31, 2011 and Ps. 21.1 million as of December 31, 2010 , was recognized. Under U.S. GAAP, as described in Note 18 to our Annual Consolidated Financial Statements, the use of tax projections is not allowed in certain circumstances. Consequently, as of December 31, 2012, 2011 and 2010, we recorded a valuation allowance of Ps. 132.42 million, Ps. 117.2 million and Ps. 102.2 million for our minimum presumed income tax credits. See Item 18: "Financial Statements."

Adoption of International Financial Reporting Standards ("IFRS")

On December 29, 2009, the Comisión Nacional de Valores (National Securities Commission, or "CNV") issued Resolution No. 562/09 and No. 576/10 adopting Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") Technical Resolution No. 26: "Professional Accounting Standards: Adoption of International Financial Reporting Standards ("IFRS") of the International Accounting Standards Board ("IASB")" beginning with the fiscal year ended December 31, 2012. In summary, these resolutions state that:

  All entities within the public offering regime of Law No. 17,811 are required to apply IFRS when preparing their financial statements. All other entities not covered or excluded therefrom may apply IFRS or other professional accounting standards issued by the FACPCE now or in the future.
  Entities that had, pursuant to Argentine GAAP, been exercising the option to inform the deferred tax liability resulting from the inflation adjustment, in a note to the financial statements rather than in their actual financial statements, would now be required to record the accounting recognition of such liability against Retained Earnings. At their shareholders' direction, this recognition is to be carried out once at the end of any intermediate or annual period up to the IFRS transition date. Only once, our shareholders at the general shareholders' meeting will be able to charge the amount from Retained Earnings to items in common stock neither represented by shares nor represented by Reserved Earnings. We have chosen to continue to address such deferred tax liability in a note to our financial statements and will recognize the effect of that liability before our IFRS implementation plan.

On January 24, 2012, with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 - Service Concession Arrangements ("IFRIC 12") to natural gas transportation and distribution companies, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for such companies until the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided the reasons that the licensee companies of public natural gas transportation and distribution companies and their controlling companies are out of scope of  IFRIC 12 and that these companies must prepare their financial statements on the basis of IFRS as of January 1, 2013.

      Operating results
          Effect of new accounting pronouncements

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

        In accordance with CNV General Resolution No. 487/06, we had previously chosen not to recognize the deferred liability caused by inflation adjustment in the accounting valuation of our fixed assets or to state its effect in the notes to our financial statements. However, on July 1, 2010, the CNV issued General Resolution No. 576/10. As a result, we recognized a deferred tax asset amounting to Ps. 223,865 thousand with a balancing entry in retained earnings for the fiscal year ended December 31, 2012. Balances as of December 31, 2011 and results for the years ended December 31, 2011, 2010, 2009 and 2008 disclosed in this annual report have been derived from the financial statements as of such dates. For comparative purposes with our 2012 balances, they include reclassifications as a consequence of a deferred tax liability caused by the inflation adjustment of our fixed assets. See "Item 3. Key Information - A. Selected Consolidated Financial Data" in this annual report for the adjustments."

        Our Annual Consolidated Financial Statements have been prepared assuming that we will continue as a going concern. Our independent auditors, PwC, issued a report on our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, which contains an explanatory paragraph expressing substantial doubt as to our ability to continue as a going concern. Note 2 of the financial statements discloses that the suspension of the original regime for tariff adjustments and the inability to generate sufficient cash flows to pay our financial debt obligations led us to file a petition for a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010, which has recently ended. The delay in obtaining tariff increases, the continuous increase in our operating expenses and the voluntary reorganization proceeding we recently ended have negatively affected our economic and financial position and raise substantial doubt about our ability to continue as a going concern. However, our financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty. See Risk factor "The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern." See Item 18: "Financial Statements."

        Results of Operations for the Years Ended December 31, 2012 and 2011

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2012:
	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	256.6	312.6	376.2	264.1	1,209.5
Gross profit	75.6	71.1	103.3	36.6	286.6
Operating (loss) income	(3.3)	(27.6)	8.1	(68.7)	(91.5)
(loss) Income before income tax	(22.4)	(53.6)	(33.9)	(119.6)	(229.5)
Net (loss) income	(15.1)	(34.8)	(22.6)	(70.3)	(142.8)

          Gross Sales

          Our consolidated gross sales for the year ended December 31, 2012 increased by 4.2%, to Ps.  1,209.5 million compared to Ps.  1,161.2 million in 2011. The increase in sales during 2012 resulted primarily from increases in our sales to residential customers, in our processed natural gas sales and in our transportation and distribution sales, partially offset by lower MetroENERGÍA sales.

          Sales to residential customers increased by 3.8% from Ps. 538.4 million during 2011 to Ps. 559.1 million in 2012, mainly due to an increase of 2.8% in volumes delivered during the year ended December 31, 2012 compared to the previous year and to the increase in sales due to the fact that we started invoicing the new tariffs established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012.

          Our sales of natural gas to industrial, commercial, and governmental customers decreased by 0.1% to Ps. 86.9 million in 2012 from Ps. 86.9 million in 2011 mainly due to a decrease of 4.6% in gas volumes delivered thereto, partially offset by an increase in the average prices due to the fact that we started invoicing the new tariff established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012. Sales of transportation and distribution services to these same customers increased by 15.0% from Ps. 65.9 million in 2011 to Ps. 75.8 million during the year ended December 31, 2012, as a result of the increase in average prices, which was only partially offset by a 2.4% decrease in volumes delivered.

          Additionally, sales of transportation and distribution service to power plants increased by 3.8% to Ps. 90.3 million in 2012 from Ps. 87.0 million during 2011, due to an increase in the average prices of said services partially offset by a 2.0% decrease in gas volumes delivered.

          Sales of transportation and distribution service to CNG remain virtually constant during the year ended December 31, 2012 compared to the previous year decreased slightly from Ps. 36.1 million during 2011 to Ps. 35.8 million during 2012, mainly due to a decrease in the average prices of said services as a consequence of the lower reserved capacity contracted in 2012 compared to 2011.

          Sales of processed natural gas increased 111.5% during the year ended December 31, 2012 compared to the previous year, mainly due to the incorporation to the invoices of the trust fund charge for financing imported gas imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that has applied for processed natural gas activity since November 1, 2011.

          MetroENERGÍA's gas and transportation sales on its own behalf decreased by 31.8% from Ps. 231.2 million during 2011 to Ps. 157.8 million during 2012, mainly because of a decrease of 34.4% in gas volumes delivered. Gas volumes delivered by MetroENERGÍA corresponding to sales on its own behalf amounted to 469.9 MMCM during 2012 compared to 716.6 MMCM during 2011.

          Commissions for operations carried out by MetroENERGÌA on behalf of third parties increased to Ps. 45.0 million during 2012 from Ps. 16.9 million during 2011, mainly due to a partial change in MetroENERGÍA's operations from selling on its own behalf to on behalf of third parties for certain customers.

          The table below sets forth our sales by customer category for the years ended December 31, 2012 and 2011, and the percentage of sales represented by sales to each class of customers.
	Sales
	Year Ended December 31, 2012	% of Sales	Year Ended December 31, 2011	% of Sales
	(in millions of Pesos, except percentages)

Natural gas and services
Residential	559.1	46.2	538.4	46.4
Industrial, commercial and governmental	86.9	7.2	86.9	7.5
Subtotal	646.0	53.4	625.3	53.9
Transportation and distribution Service only
Power plants	90.3	7.5	87.0	7.5
Industrial	75.8	6.3	66.0	5.7
Compressed natural gas	35.8	2.9	36.1	3.1
Subtotal	201.9	16.6	189.1	16.3
Processed natural gas	115.8	9.6	54.7	4.7
Other gas sales and transportation and distribution services	43.1	3.7	44.0	3.7

MetroENERGÍA
Sales on their own behalf	157.8	13.0	231.2	19.9
Selling commission	45.0	3.7	16.9	1.5
Total	1,209.6	100.0	1,161.2	100.0

          The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2012 and 2011 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2012			Year Ended December 31, 2011
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	2,062.3	72,829.1	25.4	2,006.8	70,869.1	24.3
Industrial, commercial and governmental	457.2	16,145.8	5.6	479.4	16,929.8	5.8
Subtotal	2,519.5	88,974.9	31.0	2,486.2	87,798.9	30.1
Transportation and distribution services only
Power plants	3,576.7	126,309.4	44.0	3,649.6	128,883.8	44.2
Industrial	809.2	28,576.5	10.0	829.0	29,275.7	10.0
Compressed natural gas	546.3	19,292.3	6.7	554.2	19,571.3	6.9
Subtotal	4,932.2	174,178.2	60.7	5,032.8	177,730.8	60.7
Processed natural gas	131.2	4,633.3	1.6	145.4	5,134.7	1.8
Other gas sales and transportation and distribution services	543.5	19,193.4	6.7	595.4	21,026.3	7.2
Total delivered volume by MetroGAS	8,126.4	286,979.8	100.0	8,259.8	291,690.8	100.0
Total delivered volume by MetroENERGÍA on own behalf	469.9	16,593.0	100.0	716.6	25,306.4	100.0

          Operating Costs

          Our operating costs increased by 7.5% to Ps. 922.9 million during 2012 from Ps. 858.4 million during 2011. This increase was primarily a result of (i) increases in our tax rates and surcharges, due to the increase in costs of processed natural gas as a consequence of the trust fund for financing imported gas charge, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, which applies to processed natural gas activity since November 1, 2011, (ii) an increase in our payroll and social security contributions due to an increase in salaries in 2012 compared to 2011, (iii) an increase in our gas transportation costs, iv) an increase in repair and maintenance costs and (iv) an increase in fees for sundry services, partially offset by lower purchases of natural gas. Our purchases of natural gas decreased by 8.9% from Ps. 424.6 million during 2011 to Ps. 386.6 million during 2012 due to a decrease in purchased gas volumes from MetroENERGÍA. During 2012, we acquired 3,156.0 MMCM of natural gas volumes and MetroENERGÍA acquired 240.5 MMCM, representing a decrease of 4.6% compared to the gas volumes purchased in 2011.

          Gas transportation costs increased by 3.7% during 2012 compared to 2011, due to the increase of MetroENERGÍA's transportation costs to resale and to exchange and movement. During the year ended December 31, 2012, we capitalized Ps. 10.3 million in operating costs compared to Ps. 8.5 million in 2011, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

          The table below sets forth our operating costs by class of cost for 2012 and 2011 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2012	% of Total Operating Cost	Year Ended December 31, 2011	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	386.7	41.9	424.6	49.5
Gas transportation service	237.6	25.7	229.0	26.7
Fixed assets depreciation	65.5	7.1	64.8	7.5
Payroll and social security contributions	100.1	10.8	78.3	9.1
Operations and maintenance	41.7	4.5	35.2	4.1
Sundry materials	6.3	0.7	6.0	0.7
Fees for sundry services	24.6	2.7	18.4	2.1
Taxes, rates and charges .	63.5	6.9	2.2	0.3
Other operating costs	7.2	0.8	8.5	1.0
Capitalization of operating costs (i)	(10.3)	(1.1)	(8.5)	(1.0)
Total	922.9	100.0	858.4	100.0

          __________

          (i) Note: Capitalization of operating costs includes direct costs and applicable overhead.

          Administrative Expenses

          Our administrative expenses increased by 12.5% to Ps. 178.6 million in 2012 from Ps. 158.7 million in 2011. This increase was mainly due to: i) an increase in payroll and social contributions, relating primarily to a 25% average salary increase granted to employees in 2012, ii) an increase in tax rates and surcharges due to an increase in the verification and control levy, partially offset by a recovery of the justice levy, iii) an increase in depreciation of fixed assets mainly in software licenses, iv) an increase in fixed assets maintenance mainly computer and telecommunication equipment and v) an increase in insurance costs mainly in civil responsibility policy; partially offset by a decrease in fees for professional services mainly as a consequence to a recovery of reorganizational fees and a decrease in the contingency provision charge.

          The table below sets forth our administrative expenses by class of expense for 2012 and 2011 and the percentage of our administrative expenses represented by each class of administrative expense:
	Administrative Expenses
	Year Ended December 31, 2012	% of Total Administrative Expenses	Year Ended December 31, 2011	% of Total Administrative Expenses
	(in millions of Pesos, except percentages)
Payroll and social security contributions	85.4	47.8	69.2	43.6
Taxes, rates and contributions	22.8	12.8	18.2	11.5
Fees for professional services	5.8	3.2	16.9	10.7
Fees for sundry services	1.8	1.0	1.0	0.6
Insurance	6.9	3.9	5.6	3.5
Fixed assets depreciation	10.5	5.9	7.1	4.5
Fixed assets maintenance	20.1	11.2	17.8	11.2
Contingency provision	11.9	6.7	12.1	7.6
Other administrative expenses	13.4	7.5	10.8	6.8
Total	178.6	100.0	158.7	100.0

          Selling Expenses

          Our selling expenses increased by 30.3% to Ps. 199.5 million during 2012, from Ps. 153.1 million during 2011, mainly due to the increase in payroll and social contributions relating primarily to the 25% average salary increase granted to employees in 2012, the increase in fees for sundry services primarily resulting from an increase in metering and billing procedure costs, an increase in our allowance for doubtful accounts charge, an increase in postage, telephone and fax expenses as a result of the increase in the cost of our invoice distribution services, an increase in tax rates and surcharges as a result of the increase in the gross receipt tax, which in turn increased as a consequence of the gross sales increase in 2012 compared to 2011, and an increase in bank commissions.

          The table below sets forth our selling expenses by class of expense for 2012 and 2011 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2012	% of Total Selling Expenses	Year Ended December 31, 2011	% of Total Selling Expenses

	(in millions of Pesos, except percentages)
Payroll and social security contributions	83.5	41.9	63.7	41.6
Doubtful accounts	3.4	1.7	(1.8)	(1.2)
Fees for sundry services	28.7	14.4	19.9	13.0
Advertising and publicity	1.9	1.0	1.5	1.0
Bank expenses and commissions	10.4	5.2	7.2	4.7
Taxes, rates and contributions	50.0	25.1	47.2	30.8
Postage, telephone and fax	18.6	9.3	12.7	8.3
Other selling expenses	3.0	1.4	2.7	1.8
Total	199.5	100.0	153.1	100.0

          Financing and Holding Results

          During the year ended December 31, 2012, a financial and holding loss of Ps. 144.0 million was recorded compared to a loss of Ps. 62.4 million recorded in 2011. Such variation in our financial and holding results was mainly due to the increase of Ps. 92.5 in the exchange loss recorded during 2012 due to the increased volatility in the U.S. dollar/Argentine peso exchange rate, partially offset by a gain generated for the disposal of reorganization liabilities not verified and prescribed. It is also worth mentioning that we suspended the payment of principal and interest on our outstanding debt obligations upon our filing of a petition to commence a reorganization proceeding (concurso preventivo) on June 17, 2010.

          Other Income, Net

          Other income net for the year ended December 31, 2012 amounted to Ps. 5.1 million compared to Ps. 7.2 million in 2011.

          Income Tax
          During the year ended December 31, 2012, we registered a tax loss carry forward amounting to Ps. 86,734 thousand compared to a tax loss carry forward of Ps. 3,316 thousand registered in the previous year. Such variation was mainly due to an increase in the tax loss we generated during 2012 compared to the previous year and to the reversal of our valuation allowance for the minimum presumed income tax.

        Net Loss

        Our net loss totaled Ps. 142.8 million during 2012, compared to Ps. 61.0 million in 2011. This increase in our net loss was mainly a result of the increase in our financing and holding loss and our operational, marketing and administrative costs, partially offset by an increase in our gross sales.

        Results of Operations for the Years Ended December 31, 2011 and 2010

        Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2011:
	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total
	(in millions of Pesos)
	(unaudited)
Gross Sales	231.6	312.8	359.4	257.4	1,161.2
Gross profit	54.9	97.1	99.3	51.5	302.8
Operating (loss) income	(14.0)	21.1	16.4	(32.5)	(9.0)
(loss) Income before income tax	(33.1)	15.6	10.5	(57.3)	(64.4)
Net (loss) income	(23.5)	11.8	8.1	(57.4)	(61.0)

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

          Our sales of natural gas to industrial, commercial, and governmental customers decreased by 2.3% to Ps. 86.9 million in 2011 from Ps. 89.0 million during 2010 mainly due to a decrease in the average prices of natural gas partially offset by a 2.2% increase in gas volumes delivered thereto. Sales of transportation and distribution services to this same customer category increased by 1.6% from Ps. 64.9 million in 2010 to Ps. 66.0 million during the year ended December 31, 2011, as a result of the increase in average prices, which was only partially offset by a 0.7% decrease in volumes delivered.

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

          Commissions for operations carried out by MetroENERGÌA on behalf of third parties increased to Ps. 16.9 million during 2011 from Ps. 12.1 million during 2010, mainly because of the increase in the average price of natural gas.

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

          The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2011 and 2010 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:
	Delivered Volume
	Year Ended December 31, 2011			Year Ended December 31, 2010
	MMCM	MMCF	% of Volume of Gas Delivered	MMCM	MMCF	% of Volume of Gas Delivered
Gas and services
Residential	2,006.8	70,869.1	24.3	1,940.7	68,533.8	24.6
Industrial, commercial and governmental	479.4	16,929.8	5.8	469.0	16,563.7	6.0
Subtotal	2,486.2	87,798.9	30.1	2,409.7	85,097.5	30.6
Transportation and distribution services only
Power plants	3,649.6	128,883.8	44.2	3,373.0	119,116.9	42.8
Industrial	829.0	29,275.7	10.0	834.6	29,473.7	10.6
Compressed natural gas	554.2	19,571.3	6.9	553.6	19,551.1	7.0
Subtotal	5,032.8	177,730.8	61.1	4,761.2	168,141.7	60.4
Processed natural gas	145.4	5,134.7	1.8	141.3	4,990.0	1.8
Other gas sales and transportation and distribution services	595.4	21,026.3	7.0	570.6	20,149.5	7.2
Total delivered volume by MetroGAS	8,259.8	291,690.8	100.0	7,882.8	278,378.7	100.0
Total delivered volume by MetroENERGÍA on own behalf	716.6	25,306.4	100.0	768.5	27,138.9	100.0

          Operating Costs

          Our operating costs increased by 5.9% to Ps. 858.5 million during 2011 from Ps. 810.7 million in 2010. This increase was primarily a result of (i) an increase in our gas transportation costs, (ii) an increase in our payroll and social security contributions due to an increase in salaries in 2011 compared to 2010, (iii) an increase in repair and maintenance costs and (iv) an increase in fees for sundry services, partially offset by lower depreciation and higher capitalization of operating costs in fixed assets. Our purchases of natural gas increased by 4.9% from Ps. 404.8 million during 2010 to Ps. 424.6 million during 2011 due to an increase in purchased gas volumes from MetroENERGÍA. During 2011, we acquired 3,093.3 MMCM of natural gas volumes and MetroENERGÍA acquired 465.5 MMCM, representing an increase of 0.6% compared to the gas volumes purchased in 2010.

          Gas transportation costs increased by 5.0% during 2011 compared to 2010, due to the increase of MetroENERGÍA's transportation costs to resale and to exchange and movement. During the year ended December 31, 2011, the Company capitalized Ps. 8.5 million in operating costs compared to Ps. 6.3 million in 2010, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

          The table below sets forth our operating costs by class of cost for 2011 and 2010 and the percentage of our total operating costs represented by each class of operating cost:
	Operating Costs
	Year Ended December 31, 2011	% of Total Operating Cost	Year Ended December 31, 2010	% of Total Operating Cost
	(in millions of Pesos, except percentages)
Gas supply	424.6	49.5	404.8	49.9
Gas transportation service	229.0	26.7	218.1	26.9
Fixed assets depreciation	64.8	7.5	69.0	8.5
Payroll and social security contributions	78.3	9.1	64.8	8.0
Operations and maintenance	35.2	4.1	30.6	3.8
Sundry materials	6.0	0.7	4.4	0.5
Fees for sundry services	18.4	2.1	16.2	2.0
Other operating costs	10.7	1.3	9.1	1.1
Capitalization of operating costs (i)	(8.5)	(1.0)	(6.3)	(0.7)
Total	858.5	100.0	810.7	100.0

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

          The table below sets forth our selling expenses by class of expense for 2011 and 2010 and the percentage of our selling expenses represented by each class of selling expense:
	Selling Expenses
	Year Ended December 31, 2011	% of Total Selling Expenses	Year Ended December 31, 2010	% of Total Selling Expenses

	(in millions of Pesos, except percentages)
Payroll and social security contributions	63.7	41.6	50.3	37.9
Doubtful accounts	(1.8)	(1.2)	7.0	5.3
Fees for sundry services	19.9	13.0	13.7	10.3
Advertising and publicity	1.4	1.0	1.0	0.8
Bank expenses and commissions	7.2	4.7	6.5	4.9
Taxes, rates and contributions	47.2	30.8	42.1	31.7
Postage, telephone and fax	12.7	8.3	10.0	7.5
Other selling expenses	2.8	1.8	2.2	1.6
Total	153.1	100.0	132.8	100.0

          Financing and Holding Results

          During the year ended December 31, 2011, a financial and holding loss of Ps. 62.4 million was recorded compared to a loss of Ps. 149.3 million recorded in 2010. Such variation in financial and holding results was mainly due to the decrease of Ps. 33.1 million in interest charged on financial operations compared to 2010, to the reversal of our discount of long term financial debt results recorded in 2010 of Ps. 48.0 million as a consequence of our filing of a petition to commence a reorganization proceeding (concurso preventivo), to the decrease of Ps. 30.6 million in the discount of long-term other receivables as a consequence of the changes in the assumptions used in our present value asset estimation during 2010 based on the delay in our license renegotiation process with the Argentine government, partially offset by the increase of Ps. 32.2 million in the exchange loss recorded during 2011, due partially to increased volatility in the U.S. dollar/Argentine peso exchange rate.

          Other Income, Net

          Other income net for the year ended December 31, 2011 amounted to Ps. 7.2 million compared to Ps. 8.6 million in 2010.

          Income Tax

          During the year ended December 31, 2011, we had a Ps. 3.3 million income tax gain compared to a gain of Ps. 27.0 million in the previous year. This variation reversal was mainly due to an increase in the valuation allowance for minimum presumed income tax, and to the lower gain generated by us in 2011 compared to 2010, partially offset by the lower charge generated by MetroENERGÍA during the present year compared to the previous year.

          Net loss

        Our net loss totaled Ps. 61.0 million during 2011, compared to Ps. 57.5 million in 2010. This increase in our net loss was mainly a result of the decrease in our financing and holding results, partially offset by an increase in our gross sales.

        Differences between Argentine GAAP and U.S. GAAP

Our Annual Consolidated Financial Statements and the information shown in this annual report have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Accounting Standard Codification ("ASC"), which includes Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and U.S. GAAP, as they relate to us, that affected the reported amounts under Argentine GAAP of our total shareholders' equity as of December 31, 2012 and 2011, as well as net income for the years ended December 31, 2012, 2011 and 2010:

    the accounting for troubled debt restructuring, which was reversed as of December 31, 2010 as a result of our filing a petition to commence a reorganization proceeding (concurso preventivo);
    the accounting for deferred income taxes, regarding the (i) recognition of deferred income taxes on other reconciled items, and (ii) changes in valuation allowance of deferred tax assets and minimum presumed income tax credits; and
    the accounting for other receivables, regarding the recognition of certain credit corresponding to the reallocation on tariffs of levies under Argentine GAAP, which are reversed under U.S. GAAP until the time of the corresponding invoicing.

Notes 17 and 18 to our Annual Consolidated Financial Statements, included elsewhere in this annual report, provide a description of the main differences between Argentine GAAP and U.S. GAAP, as they relate to us and a reconciliation of shareholders' equity at December 31, 2012 and 2011 and net income for the years ended December 31, 2012, 2011 and 2010. Net (loss) income under Argentine GAAP for the year ended December 31, 2012, 2011 and 2010 was approximately Ps. (142.8) million, Ps. (61.0) million and Ps. (57.5) million, respectively, as compared to approximately Ps. (178.8) million, Ps. (83.5) million and Ps. 202.8 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of December 31, 2012 and 2011 was Ps. 373.0 million and Ps. 515.8 million, respectively, as compared to approximately Ps. 166.3 million and Ps. 345.1 million, respectively, under U.S. GAAP.

        Recent Accounting Pronouncements under U.S. GAAP

See Note 20 to our Annual Consolidated Financial Statements for information regarding recent accounting pronouncements under U.S. GAAP.

      Liquidity and Capital Resources
          Liquidity

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2012, 2011 and 2010 are shown in the table below:
	For the years ended December 31,
	2012	2011	2010
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	207.3	311.3	128.3
Net cash provided by operating activities	62.6	5.1	302.2
Net cash used in investing activities	(116.7)	(109.1)	(119.1)
Net cash used in financing activities	-	-	0.0
Increase (decrease) in cash and cash equivalents	(54.1)	(104.1)	183.1
Cash and cash equivalents at the end of the year	153.2(*)	207.3(**)	311.3(***)

__________

(*) Includes Ps. 47.6 million related to cash deposited in trust funds in January 2013.(**) Includes Ps. 53.5 million related to cash deposited in trust funds in January 2012.

(***) Includes Ps. 67.4 million related to cash deposited in trust funds in January 2011.

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar. As of December 31, 2012, 2011 and 2010, our cash and cash equivalents in U.S. Dollars amounted to U.S. $0.1 million, U.S. $2.6 million and U.S. $2.7 million, respectively.

We have certain financial obligations described under the section "Debt Restructuring" and the corresponding due dates for these financial obligations are included in Item 5.F: "Tabular Disclosure of Contractual Obligations."

The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information- Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern."

Our management predicts that, if these circumstances continue, our financial situation will continue to deteriorate. For this reason, they have evaluated a variety of measures to mitigate the impact of the current financial situation, including:

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
    obtaining financing from third parties.

In this context, in the fiscal year ended December 31, 2012, we registered a consolidated operating loss of Ps. 91.4 million, net accumulated losses of Ps. 926.3 million and a consolidated negative working capital of Ps. 129.7 million. Negative results registered by us represent more than 50% of our capital and reserves. Section 206 of the corporations' law sets forth the compulsory reduction of capital when these circumstances take place.

In addition, on November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012), authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution systems. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Trustor (in this case us), will pay the obligations contracted as a consequence of the investments that were collected. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012. As of December 31, 2012, the amount invoiced was Ps. 10 million and we estimate that, during 2013, this amount will be approximately Ps. 190 million.

          Net Cash Provided by Operating Activities

          Net cash provided by operating activities amounted to Ps. 62.6 million during 2012, compared with Ps. 5.1 million during 2011 and Ps. 302.2 million during 2010.

          The Ps. 57.5 million increase in net cash provided by operating activities in 2012 as compared to 2011 was mainly due to a Ps. 135.8 million decrease in cash flow required for our working capital needs and a Ps. 78.3 million decrease in our operating results.

          The Ps. 135.8 million decrease in cash flows required for working capital in 2012 as compared to 2011 was mainly due to a decrease of Ps. 124.7 in our cash payments of gas, transportation and other services during 2012 compared to 2011, as a consequence of our decision to modify payment conditions to certain suppliers, mainly gas producers and gas transportation suppliers.

          The Ps. 297.1 million decrease in net cash provided by operating activities in 2011 as compared to 2010 was mainly due to a Ps. 246.7 million increase in cash flow required for our working capital needs and a Ps. 50.4 million decrease in our operating results.

          The Ps. 246.7 million increase in cash flows required for working capital in 2011 as compared to 2010 was mainly due to an increase of Ps. 257.2 in our cash payments of gas, transportation and other services during 2011 compared to 2010, as a consequence of a 21.5% increase in our administrative and commercial cost and a 5.9% increase in our operating costs.

          Net Cash Used in Investing Activities

          Net cash used in investing activities amounted to Ps. 116.7 million during 2012 compared to Ps. 109.1 million during 2011 and to Ps. 119.1 million during 2010. Our acquisition of fixed assets has remained largely constant during the past three years.

          Net Cash Used in Financing Activities

          Net cash flows used in financing activities amounted Ps. 0.03 million during 2010. No cash was used in financing activities during 2012 and 2011. The decrease in net cash flows used in financing activities is mainly due to the suspension of the payment of principal and interest on our outstanding debt obligations and our filing of a petition to commence a reorganization proceeding (concurso preventivo).

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

          Capital Resources

Since the beginning of the Argentine crisis in December 2001, we have suffered significant constraints on our liquidity and have not been able to access new sources of financing through the domestic and international financial markets as these remain closed to us. As a result of the significant and material changes in the Argentine economy, including, among other things, the suspension of utility tariff adjustments, the conversion of Dollar-denominated utility tariffs into Pesos at the rate of Ps. 1.00 per U.S. $1.00 and the devaluation of the Argentine Peso, we lost our access to capital markets and other financing sources, both domestically and internationally. Consequently, on March 25, 2002, we suspended regular payments of principal and interest on all of our existing financial indebtedness.

As of December 31, 2010, our total financial debt consisted of: U.S. $21.1 million of our 8% Series 1 Notes past due in 2010; U.S. $189.7 million of our 9% Series 1 Notes due 2011 to 2014; U.S. $6.3 million of our 5% Series 2 Class A Notes due from 2012 to 2014; and Euro 26.1 million of our 3.8% Series 2 Class B Notes due 2012 to 2014, plus interest accrued until the date of the Reorganization proceeding of U.S. $7.8, U.S. $0.1 and Euro 0.5 of our Series 1 Notes, Series 2-Class A Notes and Series 2-Class B Notes. See Item 5: "Tabular Disclosure of Contractual Obligations."

Our financial debt as a percentage of our total capitalization, including the amounts in our current financial statements under the line-item "Reorganization Liabilities", amounted to 79.3% as of December 31, 2012, 71.9% as of December 31, 2011 and 67.9% as of December 31, 2010. See Note 10 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

As of December 31, 2012, 2011 and 2010, our cash and cash equivalents in U.S. Dollars amounted to U.S. $0.1 million, U.S. $2.6 million and U.S. $2.7 million, respectively. We do not have any financial instruments for hedging purposes.

        Debt Restructuring

        On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness as a result of the Emergency Law, which, together with its implementing regulations, altered fundamental parameters of the our license, including the suspension of our tariff adjustment formula and the redenomination of our tariff into pesos and also led to the announcement of the devaluation of the peso.

        On November 9, 2005, we announced the commencement of a solicitation of consents to restructure our unsecured financial indebtedness pursuant to an "Acuerdo Preventivo Extrajudicial" ("APE") under Argentine law. This restructuring essentially consisted of offering our existing bondholders the option to exchange their current bonds for cash or new bonds pursuant to an Indenture dated as of April 28, 2006 (the "Indenture").

        On May 12, 2006, we concluded the financial debt restructuring process and issued in exchange for our existing notes, Series 1 Notes amounting to U.S. $236,285,638 in principal amount, Series 2 Notes Class A amounting to U.S. $6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally we made payments amounting to U.S. $105,608,445, for cash tenders received along with U.S. $19,090,494 and Euros 469,268 to pay accrued interest on the new Series 1 Notes and Series 2 Notes through December 30, 2005.

        The Indenture contains negative covenants that limit our ability to enter into certain transactions and make certain payments. The negative covenants contained in the Indenture include: (i) a limitation on our ability to encumber or create liens on our assets or the assets of our subsidiaries, in order to service (a) any of our indebtedness, (b) any guarantee extended by us or our subsidiaries, or (c) any indebtedness or guarantees of any other person; (ii) a limitation on our ability to incur additional indebtedness, except in certain specific instances, and not to exceed U.S. $20 million; (iii) a limitation on our capital expenditures until U.S. $75.0 million of the Series 1 Notes are paid; (iv) a limitation on making certain payments until we have amortized U.S. $75.0 million of the Series 1 Notes; (v) a limitation on the sale of our assets; (vi) a prohibition on certain sale and leaseback transactions, except those transactions existing prior to the date of the Indenture, or any sale and leaseback transaction, the proceeds of which do not exceed U.S. $25.0 million; (vii) a limitation on our ability to merge, consolidate, sell, convey or lease substantially all of our property, unless after such merger, consolidation or conveyance, any corporation formed by such transaction expressly assumes the due and punctual payment of the notes issued pursuant to the Indenture; (viii) a prohibition on taking or refraining from taking any action that would result in the termination of our license by the National Government; and (ix) a limitation on our ability to enter into transactions with our affiliates and shareholders. A breach of any of these covenants or our failure to meet any of these conditions could result in a default under any or all of such indebtedness. Until June 2010 when we filed a petition to commence a reorganization proceeding (concurso preventivo), we had complied with all of the above-mentioned restrictions, including the payment obligations acquired under the current global Negotiable Bonds Program.

        During 2006 and 2007, the Company carried out market purchases amounting to a cumulative principal amount of the Series 1 Notes of U.S. $25.4 million. The Company did not carry out market purchases since 2008.

        On June 17, 2010, the adverse financial conditions we face as a result of the continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court. See "Item 4. Information on the Company - Important Events in the Company's Development - Reorganization Proceeding (concurso preventivo). This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in our 2012, 2011 and 2010 Balance Sheets in the current financial statements under the line-item "Reorganization Liabilities." These liabilities are considered long-term liabilities and include commercial, tax, financial and social debts, among others. See Note 18(d) to the Annual Consolidated Financial Statements for a description of the differences in the accounting for troubled debt restructuring between Argentine GAAP and U.S. GAAP.

        On April 13, 2011, we hired Banco Macro S.A. as financial advisor in order to receive advice in relation to making a debt restructuration proposal of our negotiable Obligations and other debts included in the reorganization procedure.

        On June 18, 2012 we proposed a restructuring of our admitted debt and of all of our other liabilities ranking pari passu therewith (including any other unsecured debt that might be additionally admitted in our reorganization proceeding, such as those admitted pursuant to revision motions or late filings, as substantially set forth in the reorganization proceeding). The reorganization plan was approved unanimously by our creditors on that date and by the presiding bankruptcy court on September 6, 2012. We thus requested the public offering of Series A and Series B Notes to be issued as a consequence of the reorganization proceeding. The notes were issued on January 11, 2013, for a total amount of US $314,553,452, and structured through two new U.S. Dollar denominated notes: the Series A Notes which amount for 53.2% of the admitted debt and the Series B Notes which amount for 46.8% of the admitted debt. In addition, both the Series A Notes and the Series B Notes were divided into L Series A Notes, L Series B Notes, U Series A Notes and U Series B Notes in order to differentiate holders who receive the new notes in exchange for then outstanding notes issued by the Company (the L Series Notes) and holders who receive the new notes in exchange for commercial debt (the U Series Notes).

        The Series B Notes will be due by us only if (A) the maturity of all Series A Notes shall have been accelerated or (B) an event of default shall have occurred under the Series A Notes and holders of at least 25% of the principal amount of the Listed Series A Notes then outstanding shall have requested in writing to us and to The Bank of New York Mellon (in its capacity as trustee) that the acceleration of the Series A Notes be declared as a result thereof (items in (A) and (B) each a "Triggering Event") before (x) the first anniversary of the issuance date or (y) June 30th, 2014, whichever occurs first (the "Cut-Off Date"). In addition, the Series A Notes and the Series B Notes were initially issued as part of a Unit. The Series A Notes and the Series B Notes may not be independently offered, transferred or sold until the date of the Triggering Event or the Cut-Off Date, whichever occurs first.

        The capital of Class A New Negotiable Bonds will be completely paid in a sole payment on its maturity date on December 31, 2018. New Negotiable Bonds will accrue interest at a nominal annual rate of 8.875%. Class B New Negotiable Bonds with a maturity date in 2018 will only accrue interest if a Triggering Event takes place within the Deadline, and if a Triggering Event does not occur, Class B New Negotiable Bonds will be paid off automatically and we shall have no debts related to them. Interest will be paid in arrears on a monthly basis, on June 30 and December 31 of each year. However, we will have the option of capitalizing 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014. See also Note 22 "Subsequent Events" to our financial statements included therein.

        On February 1st and 13th, 2013 we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Negotiable Bonds were released and the capitalization and payment of interest in order to remove all general prohibitions and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the LCQ.

          Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002, we reduced our capital expenditures to the necessary amounts required to fulfill our license provisions and ensure safe operation of the network. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability to serve our customers safely or operate our network in accordance with quality and environmental standards in the near-term. We made capital expenditures of approximately Ps. 411.7 million between 2002 and 2009. Our capital expenditures during 2010, 2011 and 2012 amounted to approximately Ps. 119.1 million, Ps. 109.1 million and Ps. 116.7 million, respectively.

Our capital expenditures in the last three years have been financed with cash provided by operating activities and our capital expenditures for 2012 were principally applied to ensure the safe operation of our network in accordance with the terms of our license. Additionally, as a result of our filing for a reorganization proceeding in an Argentine court on June 17, 2010, an automatic stay was put into place on our payment of principal and interest on our outstanding debt obligations, which provided additional cash resources during 2011 and 2012 (normally destined for our debt service payments) for us to apply to our capital expenditures plan. During 2012, we also decided to modify our producers' payment conditions and it is not possible to assure whether they will be further modified in the future. Consequently, for the fiscal year ended on December 31, 2012, we registered a consolidated negative working capital of Ps. 129.7 million. We believe that our expected future capital requirements will be financed with cash provided by operating activities. Additionally, as we mention in the "Tabular Disclosure of Contractual Obligations" described below, our next mandatory interest payment in cash is due on December 31, 2013 for an amount of USD 4.1 million. Taking this into account, if our financial situation continues to deteriorate, measures will be taken by our management to mitigate any negative effect on us, including:

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

      Tabular Disclosure of Contractual Obligations

      The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2012:
	Without due date	2013	2014	2015	2016	2017	More than five years	Total
	(in millions of Pesos)
Reorganization liabilities (*) Financial Debt (1)	1,282.3	-	-	-	-	-	-	1,282.3
Others	147.0	-	-	-	-	-	-	147.0
Power Plant Sales (2)	-	72.0	72.0	55.6	20.8	17.1	34.3	271.8
Transportation Capacity (3)	-	192.2	78.1	20.9	20.9	8.3	8.6	329.0

	2013	2014	2015	2016	2017	More than five years
	MMCM per day
Power Plant Sales	10.5	10.5	7.4	2.1	1.0	2.0
Transportation Capacity	24.6	24.8	3.0	3.0	3.0	1.0

      (1) On June 17, 2010, we filed a petition for reorganization proceeding (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern", Item 4: "Information on the Company-Business Overview-Commercial Contracts" and Item 5: "Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring."

      (2) Corresponds to long-term sales contracts with this customer category for these estimated committed amounts, we have considered prices established in Resolution No. 1,417/08 issued by the Energy Secretariat and adjusted these figures by segments based on the Company's historical information.

      (3) Corresponds to purchase obligations that the Company has in order to supply gas under contracts with customers. For these estimated committed amounts, we have considered transportation prices as of December 31, 2012 that remain unchanged as of the date of this annual report.

      (*) Total Reorganization liability amounts Ps. 1,429,301. The following table shows the amounts of Financial Debt included in the Reorganization liability, which totals Ps. 1,282,280, as of December 31, 2012:
(In thousands of Ps.)
Interest Negotiable Obligations - Series 1 -	38,251
Interest Negotiable Obligations - Series 2 - Class A	709
Interest Negotiable Obligations - Series 2 - Class B	2,962
Interest Negotiable Obligations - Series B	1,123
Subtotal Interest Financial Debt	43,045

Negotiable Obligations - Series 1 -	1,036,938
Negotiable Obligations - Series 2 - Class A	30,761
Negotiable Obligations - Series 2 - Class B	169,565
Negotiable Obligations - Series B	1,971
Subtotal Financial Debt	1,239,235
Total Financial Debt (included in Reorganization liability)	1,282,280

      It is worth mentioning that, as a result of our reorganization proceeding, on January 11, 2013 we issued New Negotiable Bonds, (See "- Liquidity and Capital Resources - Debt Restructuring" for more detail on maturity dates). Our next interest payment maturity date is on June 30, 2013. However, we will have the option of capitalizing 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014. Consequently, the first mandatory interest payment in cash is due on December 31, 2013 and amounts to USD 4.1 million.

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

      During 2012, our Board of Directors met 25 times.

      Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: "Major Shareholders and Related Party Transactions."

      The members of our Board of Directors as of the date of our annual report are set forth below:
Name		Position	Served on the Board Since	Last Appointment	Date of Expiration of Term
Juan Carlos Fronza	(b)	President	2004	2012	2012
Carlos Emilio Rogelio Messi	(a)	1st Vice President	2010	2012	2012
Pablo Manuel Vera Pinto	(a)	2nd Vice President	2012	2012	2012
Jorge Gustavo Casagrande	(a)	Director	2010	2012	2012
Diego Garzón Duarte	(a)	Director	2010	2012	2012
Silvana Esther Coria	(a)	Director	2012	2012	2012
Gustavo Ernesto Di Luzio	(a)	Director	2012	2012	2012
Héctor Caram	(b)	Director	2010	2012	2012
Raúl Rafael Podetti	(b)	Director	2008	2012	2012
Cristian Alexis Girard	(b)	Director	2012	2012	2012
Jorge Alberto Depino	(c)	Director	2004	2012	2012
Francisco García Tobar	(a)	Alternate	2012	2012	2012
Valeria Soifer	(b)	Alternate	2012	2012	2012
Pablo Martinez Burkett	(c)	Alternate	2012	2012	2012
Luis Alberto Chaparro	(c)	Alternate	2004	2012	2012

      __________

      Notes:

      (a) Representative of Class A shareholders.

      (b) Representative of Class B shareholders.

      (c) Representative of Class C shareholders.

      Set forth below are brief biographical descriptions of our directors:

      Juan Carlos Fronza, 77, is the President of our Board of Directors. He received a degree in mechanical engineering from the Universidad de La Plata. From 1964 to 1977, he worked for Astilleros Rio Santiago. From 1978 to 1982, he was an Investment Project Manager at Petrolera Argentina San Jorge and from 1983 to 2002, as the Chief Executive Officer of Copetro S.A.

      Carlos Emilio Rogelio Messi, 58, is the First Vice President of our Board of Directors. He received a law degree from the Universidad de Buenos Aires and a master's degree in comparative jurisprudence from the New York University School of Law. For sixteen years, he was a legal counsel at Allende & Brea. Since 1992, he has served as a lawyer at the Legal Department of Shell Compañía Argentina de Petróleo S.A. Presently, he also is a member of the board of directors of Gas Argentino and MetroENERGIA.

      Pablo Manuel Vera Pinti, 35, is the Second Vice President of our Board of Directors. Mr. Vera Pinto has a Bachelor's degree in Economy from the "Universidad Torcuato Di Tella" (1999). He has an MBA from the INSEAD, Fontainebleau, France (2003). He has a vast experience in operative and financial company restructuring in different industries. He joined YPF S.A. in 2012 after previously working for companies known regionally and worldwide as specializing in strategic consulting, investment banking and private capital, including McKinsey & Company, Credit Suisse First Boston and LeadGate Investments. At present, he is the Corporate Finance and Strategy Director of YPF S.A.

      Jorge Gustavo Casagrande, 44, is a member of the Board of Directors. He received a public accounting degree from the Universidad Católica Argentina, a master's degree in administration of electric markets from the Buenos Aires Technological Institute ("ITBA"), and degree from the Program of Executive Development at the IAE Management and Business School of the Universidad Austral. From 2001 to 2006, he was the Manager of Gas and Power Assets at Perez Companc (subsequently renamed Petrobras Energía). He also served as a member of the board of directors of TGS, Transener, Edesur and Compañía Mega. From 2006 to 2009, he served as the General Manager of TGS. Presently, he also is the president of the Board of Directors of Gas Argentino.

      Diego Garzón Duarte, 48, received a degree in public accounting from the Universidad Nacional de Córdoba. He has more than 20 years of executive experience, managing an oil and gas company and in doing so, performing work related to marketing and commercial functions, M&A transactions, privatization processes, corporate finance and planning. From 1987 to 1992, he worked at Techint Group and Arthur Andersen & Co. Since 1992, he has worked at Compañía General de Combustibles S.A. as an executive.

      Silvana Esther Coria, 41, is a member of our Board of Directors. She received a degree in public accounting from J.F. Kennedy University. She worked at BG Argentina S.A. from 2001 to 2009. She currently works as an independent consultant and tax advisor for the oil and gas industry.

      Gustavo Ernesto Di Luzio, 45, is a current member of our Board of Directors. Mr. Di Luzio has a Bachelor's degree in Business Administration from the "Universidad de Buenos Aires" (1992). He has a Master's degree in Finance from the "Universidad Del CEMA" (1998). He has a vast professional career in gas business development at the domestic and international level. He joined YPF S.A. in 2000 having previously worked at ASTRA CAPSA. At present he works in the Directorate of Associated Companies of YPF S.A., being the Director in "Compañìa Mega S.A.", Pluspetrol Energy S.A. and other companies connected to YPF S.A group.

      Héctor Caram, 47, is a member of the Board of Directors. He received a degree in public accounting from the Universidad de Buenos Aires. From 1987 to 2003, he held various positions at Pistrelli, Díaz y Asociados, which was part of Arthur Andersen until 2002 and then Ernst & Young. In 1998, he became Audit Senior Manager. From 2003 to 2007, he was Director of Internal Audit at Telecom Argentina. Since 2007, he has been the Business Risk Management Director at SMS Argentina and also an independent consultant. Since 2008, he has been an advisor for the Audit Committee of Edenor y Electricidad Argentina.

      Raúl Rafael Podetti, 82, is a member of our Board of Directors. He received a degree in naval architecture and mechanical engineering from the Universidad de Buenos Aires. From 1954, he was a member of the Argentine Navy until he retired in 1965. He has worked in the shipbuilding industry, holding management positions, for 35 years. He works as a consultant specializing in marine business.

      Cristian Alexis Girard, 30, is a current member of our Board of Directors. Mr. Girard has a Bachelor's degree in Economy. At present he is National Director of Corporations with National Government Ownership, Sub-secretariat of Economic Coordination and Improvement of Competitiveness, Secretariat of Economic Policy and Development Planning, Ministry of Economy and Public Finance of the Argentine Republic.

      Jorge Alberto Depino, 53, is a member of our Board of Directors. He is a mechanical technician. From 1981 to 1992, he worked for Gas del Estado S.E. From 1992 to 2002, he worked in our operations department.

      Francisco Garcìa Tobar, 47, is a current substitute member of our Board of Directors. He has a Bachelor`s degree in Business Administration from the "Universidad de Buenos Aires", with an MBA from the "Instituto para el Desarrollo Empresarial" ("IDEA"- Institute for corporate development-) of Argentina. Between 1995 and 2010 he worked in the area of Relationships with Investors and Finance of companies related to YPF S.A. Since 2010, he has been the Planning and Control Manager of YPF S.A Associated Companies.

      Valeria Soifer, 47, is a current substitute member of our Board of Directors. Mrs. Soifer has a Bachelor's degree in Business Administration from Babson College (USA) and completed postgraduate studies in Hydrocarbons Commercialization from the ITBA (Technological Institute of Buenos Aires). She previously worked for Repsol-YPF in the Strategic Planning and Control Area. She was appointed Comptroller of MetroGAS in 2003. At present she is General Advisor of YPF S.A.

      Pablo Martinez Burkett, 47, is a current substitute member of our Board of Directors. Mr. Martinez Burkett is a lawyer from the "Universidad Del Litoral" (1989), with a Master's degree in Business Law (Graduated with Honors, 1994) from the "Universidad Austral" (Argentina). He previously alternated positions in the public and private sector. At present, he is Director of Corporate Affairs and Activity Monitoring.

      Luis Chaparro, 45, is an alternate member of our Board of Directors. He is a technician. Prior to working at MetroGAS, he worked for Gas del Estado from 1992 to 1998. He currently works for Xerox S.A.

      Officers

      Set forth below is a list of our principal executive officers at December 31, 2012. All of our executive officers are residents of Argentina.
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

      Andrés Cordero, 67, was appointed General Director in 2007. He received a degree in industrial engineering from the Universidad Católica Argentina and in oil engineering from the Universidad de Buenos Aires. From 2002 to August 2007, he was the General Manager at Gasoducto Cruz del Sur S.A. Prior to this position, he was Manager for Regulatory and Institutional Matters at Transportadora de Gas del Norte S.A.

      Patricia Carcagno, 51, was appointed Director of Operations in 2005. Ms. Carcagno received a degree in chemical engineering from the Universidad de Buenos Aires. Prior to her position as Director of Operations, she was Manager of the Operations Planning Department. Before joining us in 1992, she worked in the Business Development Department at ASTRA C.A.P.S.A., where she held various commercial positions.

      Enrique Barruti, 64, was appointed Human Resources Director in 1997. He received a degree in economics and completed post-graduate studies in human resources at the University of Michigan. He has more than 20 years of local and international experience in human resources. Before joining us in July 1997, he worked at Unysis Corporation, Bank of America, Banco Santander and Swift Armour S.A. Argentina. He also worked as a management consultant and a professor at the Universidad de Buenos Aires and the Universidad Austral.

      Fernando Aceiro, 48, was appointed Commercial Director in 1998. He received a degree in industrial engineering from the Universidad Católica Argentina and a masters degree in business administration from Instituto de Altos Estudios Empresariales. He started his career at Alpargatas S.A.I.C. in the production department. From 1993 until he joined us in 1998, he worked for Banco de Galicia in the New Businesses Department.

      Magdalena Gonzalez Garaño, 61, was appointed Legal and Regulatory Affairs Director in 2004. She received a law degree from the Universidad de Buenos Aires. From 1991 to 1993, she was an Associate at Cardenas, Cassagne & Asociados. In 1993, she joined us as Regulatory Affairs Manager and in 1998, was appointed Legal Manager. Since 1993, she has been the Secretary for Gas Argentino's Board of Directors.

      Eduardo Villegas Contte, 57, was appointed Administration and Finance Director in 2002. He received a degree in accounting from the Universidad de Buenos Aires and completed graduate studies at the J.L. Kellogg Graduate School of Management at Northwestern University. Before joining us in 1994 as Finance Manager, he worked for Arthur Andersen.

      Juan Pablo Mirazon, 45, was appointed Internal Auditor Director in 1999. He received a degree in accounting from the Universidad Católica Argentina and a degree in business administration from the Universidad Católica Argentina. He worked for Arthur Andersen for over ten years in the Auditing Division and in the Management Advice Division.

      Fernando Nardini, 48, was appointed Corporate Controller in 2009. He received a degree in public accounting from the Universidad de Buenos Aires. He has completed specialized studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp., in Dallas, Texas. In Dallas, he was responsible for administration and finance.

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

      Under our By-Laws, the Supervisory Committee shall meet at least once every three months, but meetings may be called by any member of the Committee. The quorum for meetings of the Supervisory Committee is three of its members being present. Resolutions of the Supervisory Committee must be passed by a majority of its members to be valid. Under the Argentine Corporations Law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing compliance by the Board of Directors of applicable laws, our By-Laws and shareholders' resolutions, preparing a report to our shareholders on our financial statements, attending shareholders' meetings and providing information upon request by holders of at least 2% of our capital stock. The Supervisory Committee is also authorized to call ordinary meetings when the Board of Directors fails to do so as required and extraordinary shareholders' meetings and to place items on the agenda for meetings of shareholders or the Board of Directors. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law or a non-commercial partnership of lawyers or accountants and in accordance with article 79 of the Argentine Capital Markets Law, the members of the Supervisory Committee must be independent. Our directors, officers or employees and those of our affiliates may not be members of the Supervisory Committee.

      The members and the alternate members of the Supervisory Committee as of the date of this annual report are set forth below:
Name	Position	Since	Profession	Date of Appointment
Maria Gabriela Grigioni	Member	2005	Attorney	2012
Santiago Daireaux	Member	2011	Attorney	2012
Diego Maria Serrano Redonnet	Alternate	2005	Attorney	2012
German Fernandez Lahore	Alternate	2005	Attorney	2012
Pedro Eugenio Aramburu	Alternate	2011	Attorney	2012

      María Gabriela Grigioni, 49, received a law degree from the Universidad de Buenos Aires. She was assistant professor at the Law School of the University of Buenos Aires and UADE University on Corporate and Commercial law from 1992 to 1996. She has published widely on various topics of capital markets and corporations and has participated in conferences and seminars as a speaker. From 1987, she worked as a Commercial Law Advisor in the legal department of various auditing firms and companies, and then served as Chief of Division on the Issuers Department of the National Securities Commission (Comisión Nacional de Valores) from 1991 to 1994. She was also counselor to the Under-Secretary of Registration Affairs of the Ministry of Justice of the Republic of Argentina during 2006 and 2007. She is a partner at Pérez Alati in Buenos Aires, Argentina.

      Santiago Daireaux, 44, received a law degree from the Universidad Católica Argentina in 1992 and an L.L.M from the University of Pennsylvania, Philadelphia, Pennsylvania. He is a partner at Pérez Alati who specializes in corporate law, particularly mergers and acquisitions.

      Diego María Serrano Redonnet, 46, received a law degree from the Universidad Católica Argentina and a master of laws from Harvard University. He is a partner at Pérez Alati in Buenos Aires, Argentina, specializing in banking and corporate law. He is a member of the Supervisory Committee of Telecom Argentina S.A., Telecom Personal S.A., Sofora Telecomunicaciones S.A., Banco Santander Río S.A., BJ Services S.R.L., BRS Investment S.A., América Latina Tecnología S.A., Santander Río Servicios S.A., Perevent Empresa de Servicios Eventuales S.A., Prestamos de Consumo S.A., Santander Río Trust S.A., Santander Sociedad de Bolsa S.A. and Gas Argentino.

      German Fernandez Lahore, 43, received a law degree from the Universidad de Buenos Aires and a master's degree in natural resources law from the Centre for Energy, Petroleum, Mineral Law and Policy of the University of Dundee, Scotland (United Kingdom). In 1997, he attended the Universidad de Buenos Aires' Oil and Natural Gas Specialization program. In 1998, he participated in the Academy of American and International Law at the Southwestern Legal Foundation in Dallas, Texas. He has worked as an Associate at Beccar Varela, de Quintana Minerals Santa Cruz and a Foreign Associate at Haynes and Boone in Dallas, Texas. Since 2002, he worked on Oil Matters Management in the Legal Matters Department of YPF.

      Pedro Eugenio Aramburu, 41, received a law degree from the Universidad Católica Argentina and an L.L.M. from Columbia University, New York, New York. He joined Estudio Pérez Alati in April 1995. He worked as an associate at Dewey, Ballantine LLP (now Dewey and LeBoeuf), a New York law firm, from 1997 to 1998. He also worked at the law firm Cuatrecasas, a law firm in Madrid, Spain. He returned to Pérez Alati in 1998 and became partner in 2006.

        Audit Committee

        Pursuant to Argentine Capital Markets Law No. 26,831 (the "Argentine Capital Markets Law") we are required to establish an Audit Committee comprised of at least three directors, the majority of whom must be independent of us and our controlling shareholders and may not hold any executive position with us. As required by Resolution No. 402/02, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

        In light of developments in local regulations and American law concerning corporate governance, our Board of Directors established an Audit Committee consisting of three directors. The role of the Audit Committee is (1) to maintain a suitable system of controls; (2) to monitor risk management activities; (3) to monitor compliance with law and regulations; (4) to review our accounting information and oversee compliance with generally accepted accounting principles; (5) to supervise internal audit activities; (6) to monitor the external audit process; and (7) to supervise behavior to insure that it is ethical.

        The Board of Directors appoints the members of the Audit Committee and may increase or reduce the number of its members. The members' duties may not be delegated.

        The members of the Audit Committee are Héctor Caram, Juan Carlos Fronza and Raúl Rafael Podetti, each of whom was appointed at the shareholders meeting on July 24, 2012 for terms of one year. Our Board of Directors has determined that Héctor Caram meets the requirements of an "audit committee financial expert," as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A-3 under the Securities Exchange Act.

        Other Positions Held

      The following table lists the director positions that the members of the Board of Directors hold in other companies as of the date of this annual report:

Name	Profession	Company	Position
Juan Carlos Fronza	Mechanical Engineer	--	--
Diego Garzón Duarte	Public Accountant	Gas Argentino Oilstone Energia Total Gas Electricidad Argentina	Alternate Director President Member of the Supervisory Committee Member of the Supervisory Committee
Silvana Esther Coria	Public Accountant	Gas Argentino Gasoducto Cruz del Sur	Director Director
Gustavo Ernesto Di Luzio	Business Consultant	Compañía Mega Pluspetrol Energy Refinor Profertil Termap YPF Servicios Petroleros	Director Director Director Alternate Director Alternate Director Alternate Director
Jorge Alberto Depino	Mechanical Technician	--	--
Luis Alberto Chaparro	Technician	--	--
Raúl Rafael Podetti	Naval Engineer	--	--

Héctor Caram	Public Accountant	--	--
Jorge Gustavo Casagrande	Public Accountant	Gas Argentino Transportadora de Gas del Norte MetroENERGÍA	President Director Alternate Director
Carlos Emilio Rogelio Messi	Lawyer	Gas Argentino MetroENERGÍA BG Argentina S.A. Gas Link S.A.	Director Director Director Director
Pablo Manuel Vera Pinto	Economíst	--	--
Cristian Alexis Girard	Business Consultant	YPF Distribuidora de Gas Cuyana Gas Natural BAN	Director Director Director
Francisco García Tobar	Business Consultant	Oiltanking Ebytem S.A. Compañía Mega S.A. Astra Evangelista S.A. MetroGAS S.A.	Director Director Director Alternate Director
Valeria Soifer	Business Consultant

      YPF Inversora Energetica S.A.

      Terminales Maritimas Patagonicas S.A.

      Pluspetrol Energy S.A.

      Oleoducto Trasandino Argentina S.A.

      Oleoducto Trasandino Chile S.A.

      Oleoductos del Valle S.A

      Oiltanking Ebytem S.A.

      MetroGAS S.A.

      Compañía Mega S.A.

Director Director Director Director Director Director Alternate Director Alternate Director Alternate Director
Pablo Martinez Burkett	Lawyer	Transener S.A. Edenor S.A.	Alternate Director Alternate Director

      Compensation

      Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid, up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2012, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 1.3 million and for executive officers paid or accrued in that year for services in all capacities was Ps. 12.3 million. Certain of our directors voluntarily forfeited their accrued compensation.

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

      Employees

      At December 31, 2012, we had 1,147 full-time and 1 part-time employees. The following table sets forth the number of employees at December 31, 2012, 2011 and 2010 by department:
Department	Number of Employees at	Number of Employees at	Number of Employees at
	December 31, 2012	December 31, 2011	December 31, 2010
General Directorate	51	52	55
Operations	490	455	I 449
Human Resources	59	66	53
Commercial	435	383	382
Corporate Affairs	14	14	16
Administration & Finance	99	89	84
Total	1,148	1,059	1,039

      As of December 31, 2012, approximately 35.02% of our employees were affiliated with Sindicato Trabajadores Industria de Gas ("STIGAS"), and 46.6% are non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. The collective bargaining agreement with APJ entered into in 1993 remains in force. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict their effects on our operations.

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

    We have no arrangements for the issuing or granting of our options, shares or securities to our employees, nor do we have any other arrangement for involving our employees in our capital.

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

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,529	48.8%	19.0%
British Gas International B.V.	B	46,249,934	20,8%	8.1%
ANSES	B	38,941,720	17,5%	6.8%
Private Investors	B	28,642,589	12,9%	5.0%
PPP(a)	C	56,917,121	100.0%	10.0%
Total		569,171,208	N/A	100.0%

      The table below sets forth our shareholders and their respective shareholdings as of December 31, 2012.

      Notes:

      (a) The Class C Shares were set aside by the Argentine National Government and were made available for the benefit of our eligible employees through the PPP. See Item 4: "Information on the Company-History and Development of the Company-Privatization of Gas del Estado and Our Creation."

      In November 1994, we completed a worldwide offering of 93,500,000 Class B Shares, or the "Combined Offering," consisting of 5,610,000 American Depositary Shares, each representing ten Class B Shares, offered outside Argentina and 37,400,000 Class B Shares offered in Argentina. All of the Class B Shares sold in the Combined Offering were sold by the Argentine National Government, acting through the Ministry of Economy and Public Works and Services. The Class B Shares sold in the Combined Offering represented approximately 18.2% of our outstanding capital stock. As a result of the Combined Offering, the Argentine National Government's ownership percentage of our stock was reduced from 20% to approximately 1.8%. In January 1997, the Argentine National Government sold its remaining shares in us to private investors.

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

          On June 3, 2011, YPF Inversora Energètica S.A. ("YPFIE") signed a Stock Purchase Option Agreement with BGIA pursuant to which BGIA granted YPFIE the option to purchase all of its Class A shares in Gas Argentino, representing 54.67% of such company's capital stock, and the option to purchase all of its shares in MetroENERGIA, representing 2.73% of such company's capital stock. The options expired on August 31, 2011, but were extended twice to December 26, 2011. On December 23, 2011, YPFIE informed the Buenos Aires Stock Exchange and the CNV that it would not exercise its option to purchase those shares. We were notified on December 29, 2011.

          On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. ("BGIA") stating that BGIA had entered into an agreement with Integra Gas Distribution LLC to sell its 40,793,136 Class A shares in Gas Argentino to said company. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YPF Inversora Energètica S.A declining its preferential right to exercise the purchase option. The agreement also included a requirement that BG Gas International B.V. sell 38,941,720 Class B shares that it has in us.

          On November 30, 2012, Gas Argentino was notified by BGIA that YPF Inversora Energetica S.A. would exercise its preferential right regarding Integra Gas Distribution LLC's purchase offer as follows: (i) purchase of 40,793,136 Class A shares belonging to BGIA in Gas Argentino, representing 100% of the share capital and BGIA's votes in Gas Argentino, (ii) purchase of 6,279 shares belonging to BG Argentina S.A. in MetroENERGIA S.A.", representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions, purchase of 38,941,720 Class B shares belonging to BG International B.V. in MetroGAS. The transferability of shares depends on, among other things, obtaining the corresponding regulatory approvals.

          If the purchase option is completed, YPF Inversora Energetica S.A., a subsidiary of YPF S.A. who is currently controlled by the Argentine government, would be the owner of 100% of Gas Argentino's shares and votes. Gas Argentino currently controls 70% of our capital and votes. Thus, our controlling shareholder and we would in turn be controlled by the National Government.

          On December 31, 2012, Gas Argentino's shareholders equity was negative, amounting to Ps. 289.6 million, with accumulated losses for an amount of Ps. 372.3 million. For this reason, Gas Argentino is affected by the regulations from Section 94 of the Argentine Corporations Law No. 19,550, which stipulate a process of dissolution and liquidation unless a capital contribution or a total or partial repayment of the capital stock is made by its shareholders. See Risk factor: "Gas Argentino may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.".

          Shares in Gas Argentino as of December 31, 2012 were held as follows:
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

          YPF Inversora Energética S.A.

        YPF Inversora Energética S.A. ("YPFIE") is a subsidiary of YPF S.A., which owns a 98.99% stake in YPFIE. YPF S.A. is an integrated oil and gas company which is engaged in all areas of the oil business, including exploration, development and production of crude oil and production of natural gas, crude oil transportation, refining of crude oil, production of crude oil by-products and marketing of crude oil, crude oil by-products, petrochemicals and liquid petroleum gas.

        From 1999 until the Expropriation Law was enacted, YPF S.A. was controlled by Repsol YPF, an integrated oil and gas company with its headquarters in Spain and operations worldwide. Repsol YPF held approximately 99% of our share capital from 2000 to 2008, until Petersen Energía, over the course of time, bought shares representing 15.46% of YPF S.A's common stock.

        In May 3, 2012, the National Congress ("Congress") enacted the Expropriation Law. Among other issues, the Expropriation Law declared the expropriation of the 51% capital stock of YPF S.A. owned by the Repsol Group. The Congress stated that shares of public interest and under expropriation should be distributed, as follows: fifty one percent (51%) will be held by the National Government and forty nine percent (49%) will be distributed among the Argentine provinces that compose the Federal Organization of Hydrocarbon producers. YPF S.A.'s subsidiary, YPF Inversora Energetica S.A., has informed our controlling shareholder, Gas Argentino, of its intention to exercise its preferential rights and become the sole owner of Gas Argentino's shares. If such preferential rights exercise is completed, our controlling shareholder and we would thus be controlled by the National Government.

        The above mentioned Expropriation Law also set forth that in order to guarantee the continuity of YPF S.A.'s exploratory, production, industrialization and refining activity in order to ensure the proper supply of fuels necessary for the national economy to function, the National Executive Power, by means of the people or bodies it appoints, and as from the enforcement of the law will exercise all the rights conferred by the expropriated shares under the terms of sections 57 and 59 of Law No. 21,499. In order to guarantee the fulfillment of these objectives, the mentioned rule establishes that the National Executive Power, by itself or by the body it appoints, will be entitled to exercise the political rights over the total number of shares subject to the expropriation until the assignment of political and economic rights to the Argentine provinces that compose the Federal Organization of Hydrocarbon Producers is completed. See "Risk factors related to Argentina- The expropriation of YPF and the intervention in the hydrocarbon industry might have an effect on our operations."

        Shareholders Agreement

        The holders of Gas Argentino's common shares are parties to a Shareholders Agreement, or the "Shareholders Agreement," which provides that certain majorities and voting percentages must be obtained before Gas Argentino may take certain specified actions or cause us to take such actions, including: (i) amending our By-Laws, the By-laws of Gas Argentino, our license or the Technical Assistance Agreement, (ii) providing for new capital increases, contributions or reductions, (iii) approving corporate reorganizations, (iv) undertaking acquisitions or joint ventures, (v) entering into new businesses other than gas distribution and (vi) entering into sales or leases of assets, extensions of credit, borrowings and other contractual obligations that are in excess of a monetary threshold specified in the Shareholders Agreement.

        The Shareholders Agreement provides a right of first refusal in favor of one shareholder of Gas Argentino if the other shareholder wishes to dispose of its common shares in Gas Argentino, whereby the non-selling shareholder has the right to purchase the offered shares.

        In accordance with article 99 of the Capital Markets Law, a Shareholders Agreement shall be enforceable only if it is previously submitted to the CNV.

        Shares Held and Number of Record Holders in Host Country

      The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2012 was as follows:

Country	Class	Amount
Argentina	A	290,277,316(a)
	B	173,999,048(b)
	C	56,917,121
Other countries	B	47,977,723

      Notes:

      (a) Held by Gas Argentino.

      (b) 108,142,529 of these Class B shares are held by Gas Argentino.

      As of December 31, 2012, we had 1,150 record holders of our stock in Argentina and 16 in other countries.

      Related Party Transactions

      BG Group, through BG Inversiones Argentinas S.A., indirectly owns 54.67% of the capital stock of Gas Argentino, our principal shareholder. However, we did enter into any transactions with BG group as of December 31, 2012, 2011 and 2010. YPF Inversora Energética S.A. indirectly owns 45.33% of the capital stock of Gas Argentino, our principal shareholder. As of December 31, 2012, 2011 and 2010, we also accrued fees for salaries, expenses and other costs with YPF S.A. of approximately Ps. 1.1 million, Ps. 1.0 million and Ps. 0.8 million, respectively.

      Additionally, we have purchased gas from YPF S.A. (a related party of YPF Inversora) in the ordinary course of our business. We accrued approximately Ps. 104.0 million, Ps. 76.1 million and Ps. 98.8 million of gas purchases to YPF S.A. during the years ended December 31, 2012, 2011 and 2010, respectively. Additionally, MetroENERGÍA collected commissions for sales on behalf of YPF of approximately Ps. 0.6 million during 2010.

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

      Additionally, as of December 31, 2012, 2011 and 2010, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF S.A., for approximately Ps. 0.06 million, Ps. 0.07 million and Ps. 0.05 million, respectively and to YPF S.A for approximately Ps. 0.04 million, Ps. 0.01 million and Ps. 0.01 million as of December 31, 2012, 2011 and 2010, respectively.

      We supplied gas, transportation and distribution services of approximately Ps. 0.98 million, Ps. 0.95 million and Ps. 1.04 million during the years ended December 31, 2012, 2011 and 2010, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF S.A.

      We sold transportation services amounting to approximately Ps. 8.7 million, Ps. 9.5 million and Ps. 14.3 million during the years ended December 31, 2012, 2011 and 2010, respectively, to MetroENERGÍA S.A., our subsidiary.

      Additionally, we received fees of approximately Ps. 10.5 million, Ps. 8.4 million and Ps. 6.6 million during the years ended December 31, 2012, 2011 and 2010, respectively, according to the Professional Service Agreement between MetroENERGÍA and us for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations.

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

        Legal Proceedings
          Study, Revision and Inspection of Works in Public Space Levy

          Our license provides that we shall be entitled to occupy and use free of charge, all streets, avenues, parks, bridges, roads and other public space, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our customers in the form of tariffs.

          However, irrespective of this guarantee, the GCBA judicially requested the payments of this Study, Revision and Inspection of Works in Public Space Levy, upon which we have been forced to make the corresponding payments. We have pursued various claims with ENARGAS to challenge this so as to resolve the matter quickly and pass-through the rates imposed by the GCBA to our consumers through tariffs. We began legal proceedings against ENARGAS. The aforementioned proceedings were initiated because we have not been allowed to pass-through to our tariffs amounts owed under the study, revision and inspection of works in public spaces levy of the GCBA. To date, these claims are still pending. Our argument in these cases is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs. In turn, we have recorded a credit in an amount totaling Ps. 63.0 million and Ps. 67.0 million to cover these surcharges under the "Other non-current receivables" line item of our balance sheet at December 31, 2012 and 2011, respectively.

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

          Right of Occupancy and Use of Public Spaces Levy

          Our license provides that we shall be entitled to occupy and use free of charge, all streets, avenues, parks, bridges, roads and other public spaces, including underground areas and airspace, required to install facilities for our licensed service, including communication lines and interconnections to third parties. The regulatory framework also establishes that cost variations resulting from changes in taxation rules shall be passed through to our customers in the form of tariffs.

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

          Below are the descriptions of our claims against ENARGAS in order to pass-through to tariffs the rates imposed by various municipalities as of the date of issuance of this annual report:

          National Government of the Autonomous City of Buenos Aires

          In 1998, the GCBA created an occupancy of public space levy, applicable (among other things) to gas pipelines, which was included in the city's annual budgets. That levy has been objected to by several public service companies.

          Since 2003, the GCBA has demanded from us the payment of the occupancy of public space levy. On August 27, 2009, we filed a legal proceeding for payment in arrears against the Undersecretary of Coordination and Management Control for its failure to allow us to pass-through to our tariffs amounts owed under the occupancy of public space levy of the GCBA. Although our claim was upheld by the Court of Appeals on June 3, 2010, and the case was finally returned to ENARGAS on June 3, 2011, to date we are not allowed to add a surcharge to the relevant tariffs to recover our added costs.

          Municipality of Esteban Echeverría

          On September 9, 2009, we filed a legal proceeding for payment in arrears against ENARGAS in connection with file No. 10,774/06. On October 13, 2009, ENARGAS was notified of the proceeding. On June 11, 2010, the Court ordered ENARGAS to resolve our claim in 20 days and such order was upheld by the Court of Appeals on September 7, 2010. On February 1, and March 30, 2012, we filed a petition before the Court requesting a new order against ENARGAS enforcing them to comply with the Court's resolution. ENARGAS was notified on March 6, and April 19, 2012. We requested a new petition before the Court in December 2012. As of the date of this annual report, this file remains under review of ENARGAS.

            Municipality of Almirante Brown

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS and the Undersecretary of Coordination and Management Control in connection with file No. 12,610/07. On September 26, 2011, ENARGAS was ordered to resolve our claim in 30 days and such order was upheld by the Court of Appeals on December 29, 2011. On February 22, 2012, ENARGAS filed a writ of certiorari before the Supreme Court that was rejected on March 1, 2012. As of the date of this annual report, this file remains under review of ENARGAS.

            Municipality of Ezeiza

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS in connection with file No. 12,619/07. On October 7, 2009, ENARGAS was notified of the proceeding. On December 7, 2009, the Court ordered ENARGAS to resolve our claim in 30 days. ENARGAS submitted the case for review by the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05. On August 6, 2010, ENARGAS notified us of Resolution Nbr. I-1,276, by which it rejected our request to allow the transfer of the levy surcharges to our tariffs. On October 1, 2010, we filed a direct appeal before the Court of Appeals against resolution Nbr. I-1,276. ENARGAS was notified of this appeal on December 5, 2011. On March 1, 2012, ENARGAS answered the appeal and an extension to answer was granted on June 29, 2012.

            Municipality of Florencio Varela

            On September 9, 2009, we filed a claim for payment in arrears against ENARGAS in connection with file No. 2,155/09. Since the file was sent by ENARGAS to the Undersecretary of Coordination and Management Control of the MPFIPS in accordance with MPFIPS Resolution No. 2,000/05, on February 9, 2010, we desisted in the proceeding. On June 15, 2010, we refiled against ENARGAS. On September 22, 2010, the Undersecretary of Coordination and Management Control returned the file to ENARGAS and, consequently, we dropped the proceeding on October 7, 2010. On April 26, 2011, we filed a third claim against ENARGAS and the Undersecretary of Coordination and Management Control and on November 29, 2011, the Court rejected our claim. We appealed the resolution and the Court of Appeals revoked the decision on September 6, 2012 and granted ENARGAS 30 days to make a final decision. As of the date of this annual report, this file remains under review of ENARGAS.

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

          The above mentioned payments to the Municipalities are reflected under the heading "Other non-current receivables" in our consolidated balance sheets as of December 31, 2012 and 2011 in amounts totaling Ps. 101.3 million and Ps. 92.0 million, respectively, which relates to this case as well as payments corresponding to the Right of Occupancy and Use of Public Spaces Levy charged by the GCBA and the Municipalities of Esteban Echeverría, Almirante Brown, Ezeiza, Berazategui, Lomas de Zamora and Florencio Varela. As stated above, our argument is that our license authorizes us to occupy public property without charge for the purpose of rendering our licensed service and, if a charge is levied by a provincial or municipal authority, we are allowed to add a surcharge to the relevant tariffs to recover our added costs

          Turnover tax (Province of Buenos Aires) - Rate increase & differences in the assessment of the taxable base

          During 1994, the Province of Buenos Aires agreed with the Argentine National Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine National Government described above.

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

          On September 27, 2006, the Comisión Federal de Impuestos (Federal Tax Commission), through Resolution No. 112/06, ratified the criterion followed by us and rejected a motion of revision filed by the Province of Buenos Aires that analyzes a situation identical to ours. Against such judgment, the Province of Buenos Aires filed an extraordinary motion of revision to be decided by the Federal Supreme Court of Justice. That extraordinary motion was granted and, as of the date of this annual report, remains pending decision by the Federal Supreme Court of Justice.

          In March 2008, through Resolutions No. 95/08, 96/08 and 97/08, the Tax Authority of the Province of Buenos Aires notified us of three additional assessments for the period from January 2004 to October 2005 in an aggregate amount of approximately Ps. 20 million, including interest and fines. These claims are based on almost equal proportions to the above described increased tax rate, with certain differences upon assessing the corresponding taxable base (derived mainly from the liquids' processing business). On March 27, 2008, we appealed these resolutions before the Tax Court of the Province of Buenos Aires.

          In the event that we are finally compelled to pay the turnover tax differences corresponding to the increased tax rate, we will request the pass-through of such rate increase to the tariffs paid by customers in compliance with the terms of our license.

          As of December 31, 2012, we maintained an allowance of Ps. 1.5 million to cover the contingency related to the payment of legal fees and interest owed. The aggregate amount was included in our reorganization proceeding (concurso preventivo).

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

          The GCBA's Control of Special Misdemeanors Agency sanctioned us for several reasons. As of December 31, 2009, the Company is dismissing these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2012, we have registered an allowance of Ps. 6. 3 million related to these charges.

          Rates and charges

          Through Resolution No. 2,778/03, ENARGAS stated that we have collected excessive rates and charges from our customers amounting to Ps. 3.8 million and stipulated a fine of Ps. 0.5 million. We duly filed an appeal for reconsideration with an additional appeal against the mentioned Resolution and against the interest rate applied on the fine. The total amount demanded by ENARGAS amounted to Ps. 24.5 million, including interests and fines, which was recorded as a provision as of December 31, 2012.

          Interpretation disagreements with the regulatory authority

          As of the date of this annual report, there are several disagreements between us and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2012, we have registered an allowance of Ps. 9.9 million related to the effects of these disagreements.

          Executory proceedings

        As of the date of this annual report, there are no outstanding executory proceedings started by holders of Negotiable Bonds.

        Dividend Policy

        Pursuant to CNV Resolution No. 593/11, the earnings corresponding to the fiscal year and the earnings accumulated in the Retained Earnings Account ("cuenta de resultados no asignados") of public companies must be allocated to a specific purpose: (i) the payment of dividends, (ii) the capitalization of earnings and issuance of new shares; (iii) the constitution of reserves, or (iv) a combination of these. We did not pay any dividends in 2012, 2011, or 2010.

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

        We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2012.

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

        Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recently ended reorganization proceeding. In accordance with the terms and conditions of the New Negotiable Bonds we issued (See "- Liquidity and Capital Resources - Debt Restructuring" for more details on our issuance of new negotiable bonds), our ability to distribute cash dividends is also dependent on us having recovered, paid off or bought at least USD 75 million of our Class A Negotiable Bonds as long as a Triggering Event had not taken place, in which case the amount of our Class B Negotiable Bonds outstanding would also be taken into consideration. See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy".

          Dividends on ADSs

      To the extent that we declare and pay dividends on our common stock, owners of the American Depositary Shares, or "ADSs," on the relevant record date will be entitled to receive any dividends on the Class B Shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid to the depositary in Pesos will be converted by the depositary into U.S. Dollars and paid to owners of ADSs, net of dividend distribution fees and currency conversion expenses, except as otherwise described below. Dividends paid to owners of ADSs are currently exempt from withholding or other Argentine taxes. See Item 10: "Additional Information-Taxation-Argentine Taxes."

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

      Significant changes

    As a result of our filing of a reorganization proceeding (concurso preventivo) on June 17, 2010, on January 11, 2013 we proceeded to swap negotiable bonds held by financial creditors and non-financial debts held by verified creditors and unsecured creditors with New Negotiable Bonds. On February 1st and 13th, 2013, we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Negotiable Bonds were released and the capitalization and payment of interests in order to remove all general prohibitions and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the LCQ. For further information, see "- Liquidity and Capital Resources - Debt Restructuring".

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

          Notes:

          (*) On June 17, 2010, we received a notice from the NYSE that our ADSs had been suspended from trading on the NYSE and was de-listed as a result of our filing to commence a reorganization proceeding (concurso preventivo). See Item 3: "Key information-Risk Factors-Risk Factor Relating to Us-Our ADSs have been suspended from trading and were de-listed from the New York Stock Exchange."

          Class B Shares

      The Class B Shares are listed on the BCBA under the trading symbol "METR." The Class B Shares began trading on the BCBA on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the BCBA:

	High	Low

2008:	1.42	0.43
2009:	0.97	0.44
2010:	1.18	0.59

2011:
First Quarter	1.38	1.03
Second Quarter	1.24	0.94
Third Quarter	1.18	0.88
Fourth Quarter	1.14	0.69
2012:
First Quarter	0.93	0.66
Second Quarter	0.72	0.41
Third Quarter	0.69	0.47
Fourth Quarter	0.72	0.43

Recent Six Months
November 2012	0.61	0.43
December 2012	0.72	0.54
January 2013	0.87	0.71
February 2013	0.89	0.67
March 2013	0.73	0.66
April 19, 2013	0.70	0.65

      On December 31, 2012, the last reported sale price of the Class B Shares on the BCBA was Ps. 0.70 per share. On December 31, 2012, there were approximately 1,150 holders of Class B Shares in Argentina.

      Plan of Distribution

      Not Applicable.

      Markets
        The Argentine Securities Market

        There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja (which has never been operative). The oldest and largest of these exchanges is the BCBA, founded in 1854. Total trading volume in the securities of Argentine companies as of December 31, 2012 was approximately U.S. $49.3 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2012, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BCBA U.S. $470.6 billion compared to U.S. $374.4 billion on December 31, 2011. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A., or the "Buenos Aires Stock Market," affiliated with such exchange. In order to comply with Argentine Capital Markets Law, on March 1, 2013, the BCBA and the Buenos Aires Stock Market celebrated an agreement in order to create a new unified market denominated "Bolsas y Mercados Argentinos S.A." or "Buenos Aires Stock Exchanges and Markets". On April 3, 2013, the Buenos Aires Stock Market and the BCBA signed a memorandum with Córdoba Stock Market for the creation of a new National Stock Market. Both agreements are subject to the approval of the CNV.

        Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A., (the "MAE" or the "OTC Market"), an electronic over-the-counter market reporting system that functions independently from the Buenos Aires Stock Market and the BCBA. Pursuant to an agreement between the BCBA and certain members of the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA and trading in Argentine National Government and corporate debt securities, which are not covered by the agreement, may be conducted on either or both of the BCBA and the MAE. The agreement does not extend to other Argentine exchanges.

        The CNV has passed a set of resolutions establishing a system of self-regulating entities under which each exchange and the MAE are responsible for developing and implementing regulations for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith, subject to the approval and oversight of the CNV.

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

        Certain information regarding the Argentine securities market is set forth in the table below:
	2012	2011	2010	2009	2008

Market capitalization (U.S.$ billions)	470.6	374.4	477.9	575.0	357.3
Annual volume (US $ millions)	49,278	48,052	44,150	34,530	68,710
Average daily trading volume (U.S.$ millions)	20.3	12.4	14.3	14.3	28.0
Number of listed companies	97	98	98	101	104

        Source: BCBA.

        In accordance with the Argentine Capital Markets Law, on March 22, 2013, the BCBA, the MAE and the Merval submitted to the CNV a proposal to interconnect their business platforms in order to unify the capital markets in Argentina. This proposal is subject to final approval by the CNV for its implementation.
        The New York Stock Market

      The New York Stock Exchange traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE's unwavering commitment to investors and issuers. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world's largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. EST each business day of the year.

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

      Our shares are comprised of three classes of common stock par value $1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C shares representing 10% of our capital stock. See Item 9: "Memorandum and Articles of Association-Corporate Governance."

        Composition of Capital Stock
Classes of shares	Subscribed, registered and paid-in in Thousands of Pesos
Ordinary certified shares of Ps. 1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2012	569,171

      On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a reorganization proceeding (concurso preventivo) in a local Argentine court pursuant to Bankruptcy Law No. 24,522.

      On June 8, 2009, the presiding court ordered the commencement of the reorganization proceedings and the suspension of trials for equity reasons against Gas Argentino.

      On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to unsecured creditors with verified and admissible claims.

      On August 6, 2012 Gas Argentino submitted a new preventive agreement proposal for unsecured verified creditors who are declared acceptable and on August 22, 2012, the intervening court passed a resolution approving the preventive agreement proposal of Gas Argentino and declaring the reorganization proceeding ended on the terms of the bankruptcy legislation (also ending the intervention of the trustee in bankruptcy). The intervening court said that, as it was a "small bankruptcy procedure" on the terms of sect. 288 of the Bankruptcy Law ("LCQ"), and as no committee of creditors had been constituted, it would be in charge of overseeing fulfillment of the agreement.

      In compliance with the preventive agreement proposal, on March 15, 2013, Gas Argentino proceeded to exchange existing negotiable bonds held by financial creditors and non-financial debt held by unsecured, verified and admissible creditors with new bonds (the "New Negotiable Bonds").

      Existing negotiable bonds were exchanged by Gas Argentino by issuing Negotiable Bonds Series A-L amounting to USD 50,760,000 and Negotiable Bonds Series B-L amounting to USD 67,510,800. The issuance of the new negotiable bonds was approved by ruling of the Issuers Management of the National Securities and Exchange Commission on February 5, 2013 through resolution No.17,017. These notes are listed on the Buenos Aires Stock Exchange.

      Additionally, Gas Argentino's non-financial debt was exchanged by issuing Negotiable Bonds Series A-U amounting to USD 1,306,527.99 and Negotiable Bonds Series B-U amounting to USD 1,737,690.32. Furthermore, on the same date Gas Argentino exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests under Class A Negotiable Bonds since January 1, 2011 up to the issuance date. These notes are not publically offered and not listed on any stock exchange.

      Both type of notes (listed and unlisted) are structured through two U.S. Dollar denominated notes: the Series A Notes which account for 38.6% of the admitted debt and the Series B Notes which account for 61.4% of the admitted debt. The Series B Notes will be due by Gas Argentino only if certain circumstances arise on or before December 31, 2015 (including non-payment of interest by Gas Argentino, acceleration of the notes, occurrence of an event of default, etc.).

      Finally, the Series A Notes and the Series B Notes were initially issued as part of a Unit. The Series A Notes and the Series B Notes may not be independently offered, transferred or sold until the date (i) in which any of the circumstances mentioned in the above paragraph occurs or (ii) December 31, 2015, whichever occurs first.

      Since the issuance date, all Gas Argentino's liabilities, in agreement with the terms of existing negotiable bonds and of the non-financial debt were paid off and all the rights, interests and benefits therein set forth were annulled and cancelled. As a consequence, existing negotiable bonds and the non-financial debt became extinct and Gas Argentino is no longer be responsible for these liabilities.

      Notwithstanding the above mentioned, Gas Argentino will have to show proof of payment to the intervening court and will then be qualified to obtain the lifting of the company's general penalties and to request and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the Bankruptcy Law (the "LCQ").

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

        Provisions of the By-Laws and Argentine Law Relating to Directors

        Under Argentine law, directors of a company have a duty, among others: (1) to reveal any conflict of interest to the board of directors and Supervisory Committee; (2) to abstain from voting in any deliberation related to such conflict; and (3) to refrain from competition with the Company unless authorized by a shareholders' meeting to do so. Directors are jointly and severally liable for the negligent performance of their duties, or for violations of the law or of By-Laws or regulations.

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

        Article 11 of our By-Laws provides that ordinary Class A shares will only be transferred with the previous authorization of ENARGAS.

        Corporate Governance

        We are principally governed by three separate bodies: our shareholders' meeting, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Capital Markets Law and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. You may access our corporate governance guidelines at www.metrogas.com.ar. Copies of any such corporate governance guidelines and charters will be available to any shareholder upon request. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

            Shareholders' Meetings and Voting Rights

            Under Argentine law, shareholders' meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

            Each common share entitles its holder to one vote. Under Argentine law, our meetings of shareholders must be held in a place that corresponds with our jurisdiction. Shareholders' resolutions are subject to Argentine law and the By-Laws are binding on all of the shareholders, although shareholders are given a right of withdrawal in connection with certain shareholder decisions.

            Shareholders meetings may be ordinary or extraordinary. At ordinary shareholders' meetings, shareholders consider and resolve the following matters:

                approval of accounting and other measures connected with the conduct of our business in accordance with the law or the By-Laws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;
                election or removal of directors or members of the Supervisory Committee and fixing of their remuneration;
                establishing the responsibilities of the directors and members of the Supervisory Committee;
                approving increases in the capital stock, not exceeding five times the current amount; and
                issuance of negotiable bonds, or "negotiable obligations".

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

        Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,550, as amended), the Argentine Capital Markets Law, the rules and regulations of the CNV and our By-Laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the "NYSE") and, consequently, we are subject to the rules and regulations of the NYSE.

        NYSE Corporate Governance

        On November 4, 2003, the NYSE established new corporate governance standards ("NYSE standards") that are applicable to NYSE-listed companies, including non-U.S. issuers. These standards were then amended on November 3, 2004. Under these standards, non-U.S. issuers are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the "NYSE Sections") codified in Section 303A of the NYSE's Listed Company Manual. Non-U.S. issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12 (b) and (c). However, non-U.S. issuers will have until July 31, 2005 to comply with the new audit committee standards set out in Section 303A.06 and will only be required to comply with Section 303A.12(c) after that date. Section 303A.11 requires that non-U.S. issuers disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections. A non-U.S. issuer is required to provide a brief, general summary of the significant differences by means of (i) the company's website (in English) or (ii) the issuer's annual report as distributed to its investors in the United States.

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

        303A.02.
        Requirement: Establishes general standards to evaluate directors' independence (no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company, directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

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

        Argentine Requirement: Pursuant to Argentine Capital Markets Law and CNV standards, the Argentine companies that are authorized by CNV to make public offerings of equity had to establish an audit committee prior to May 28, 2004. The majority of the members have to be independent. As required, on May 27, 2003, our Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. As of the date of this annual report, the Audit Committee consists of three independent directors.

        303A.07(a):

        Requirement: An audit committee shall consist of at least three members. All of its members must satisfy the requirements for independence set out in Section 303A.02 and shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

        Argentine Requirements: Argentine law requires an audit committee to be comprised of at least three members, with a majority of independent members. We were not required to satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act until July 31, 2005. Pursuant to CNV standards, audit committee members are required to be conversant in business, financial or accounting matters and issues. In addition, CNV standards require the training of an audit committee's members in the practice areas that would permit them to carry out their duties on the audit committee.

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

        Argentine Requirement: The functions and responsibilities of an audit committee, established by the Argentine Capital Markets Law and CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act.

        303A.07 (c) (iii) (A).

        Requirement: Provides that the audit committee must, at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and all relationships between the independent auditor and the company.

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

        Argentine Requirement: Argentinean provisions are similar except that there is no such provision regarding hiring external auditors' employees contained in Argentine law or our By-Laws. However, the Argentine Capital Markets Law establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.

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

        Argentine Requirement: the Argentine Capital Markets Law requires additional information that issuers must include in their annual reports, such as information related to the decision-making organizational structure (corporate governance), the company's internal controls system, information about directors and officers' compensation, stock options, and any other compensation system applicable to the members of the board of directors and managers. The Argentine Capital Markets Law does not address the remaining issues included in NYSE Section 303A.09.

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

        Argentine Requirement: Pursuant to Argentine standards, this is not applicable. Notwithstanding, on June 16, 2011, the last Annual Written Affirmation was sent on time to the NYSE. As a result of our filing for voluntary reorganization on June 17, 2010, we received a notice from the NYSE that our ADRs had been suspended from trading on the NYSE and consequently, we were delisted.

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

            Our By-Laws require that after the number of directors has been determined at the shareholders meeting, the Class A shareholders have the right to elect six directors and six alternate directors, Class B shareholders have the right to elect four directors and four alternate directors and Class C shareholders have the right to elect one director and one alternate director. Class A, Class B and Class C shareholders meet at special class meetings to be called simultaneously with the annual general meeting for these purposes. Any directors appointed to office by the above procedure may only be removed from office by the shareholder class they represent; provided that the shareholders may remove the entire Board of Directors by majority vote of all the classes.

            At least three of our directors and three of our alternate directors must be independent under the Argentine Capital Markets Law, CNV rules and SEC rules.

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

        Changes in Shareholder Rights

        The rights of shareholders may only be changed by amending our By-Laws or as decided by an extraordinary shareholders meeting and ratified by a special shareholders meeting of the relevant class of shares in accordance with Article 15 of our By-Laws. Passing a resolution at an extraordinary shareholders' meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 61% of the outstanding shares, and on second call would require the number of shares with voting rights present. Extraordinary shareholders' meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to regular meetings as per the law.

        In accordance with Article 20, Section a of the Argentine Capital Markets Law, in case of violation of minority shareholders' interests, the CNV will be able to: (i) appoint a controlling officer who will have veto rights over companies' board resolutions with such veto decisions only being appealable
        before the CNV's President; and (ii) set aside companies' boards for up to 180 days.
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

        Mandatory Tender Offer

        The Argentine Capital Markets Law regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

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

        If the offeror wishes to acquire at least 35% of the share capital and votes of a company, it must launch a tender offer to acquire an amount of securities that allows such offeror to obtain at least 50% of the share capital and votes of the target company. If the offeror has an ownership interest in the share capital or votes of the target company of at least 35% but less than 51% of the share capital and votes and its purpose is to increase its participation by at least 6% of the share capital and votes of the target company within the next 12 (twelve) months, the offeror must launch the offer to acquire an amount of shares that would allow such offeror to obtain at least an additional 10% of the share capital and votes of the target company. If the offeror wishes to acquire a participation in the target company equal to or higher than 51% of the share capital or votes, it must launch an offer to acquire an amount of securities that would allow the offeror to obtain 100% of the share capital and votes of the target company.

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

        In the following cases, there is a presumption that, except as may be otherwise proved, a concerted action has taken place: (a) when legal entities have a significant ownership in one or more of the other participating legal entities in excess of 10% of the share capital, or reciprocal significant ownership in the event of foreign companies, or are affiliate companies as defined by article 33 of the Argentine Corporations Law; (b) in the case of legal entities and individuals participating together, when the individuals or their spouses, ancestors, descendants, or any consanguineous relatives up to the fourth grade or legal relatives up to the second grade hold any office in the board of directors or supervisory committee or in the senior management of any of the participating legal entities or have a significant ownership therein; (c) when the persons involved have the same legal representatives, attorneys in fact or members of the board of directors, supervisory committee or senior management; (d) when the individuals or legal entities involved share the same domicile; or (e) when the persons are related through a binding agreement governing the manner in which they must exercise their rights as owners of the securities and such agreement is dated prior to the beginning of the agreed upon performance.

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

        We are subject to the mandatory tender offer rules in accordance with sections of the Argentine Capital Markets Law.

        Last Amendments to Our By-Laws

      In a Shareholders' Meeting held on April 29, 2003, an amendment to our By-Laws was approved. The amendment added two new clauses, (i) article 6, which states that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26, which permits meetings of the Board of Directors and shareholder meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and shareholders may participate externally and increased the number of members of the Board of Directors from 7 to 9, amending article 20 to reflect that change.

      At the Shareholders' Meeting held on December 10, 2003 a new amendment to article 20 of the By-Laws was approved, which increased the number of the members of the Board of Directors from 9 to 11 and allows the shareholders to elect these directors for renewable terms of one to three years.

      The last modification of our By Laws was approved on July 29, 2005 and is registered with the Public Registry of Commerce under number 11,027, book 29 of Corporations. The amendment increased the number of members of the Board of Directors from 9 to 11, amending article 20 to reflect that change. It also states that three of the members of the Board of Directors should be elected by Class B Shareholders and have to be independent pursuant to Argentine Law and Rule 10 A enacted pursuant to the Securities Exchange Act of 1934.

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

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions and, furthermore, in March 1991, exchange controls were eliminated. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 30-year period ending in 1991. On March 20, 1991, the Argentine National Government announced an economic reform plan known as the Convertibility Plan, which included the Convertibility Law. Until April 1, 1991, when the Convertibility Law became effective, the Peso had been freely convertible into U.S. Dollars at a 1 to 1 rate. Under the Convertibility Law, the Central Bank (i) was required to sell U.S. Dollars to any person who so required at a rate of not more than one Peso per U.S. Dollar and (ii) was required to maintain a reserve in foreign currencies, gold, short-term investments, net claims on Asociación Latinoamericana de Integración, and certain Argentine public bonds denominated in foreign currency, all valued at market prices, at least equal to the monetary base.

Beginning in early December 2001, the Argentine National Government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions on making certain transfers abroad, including transfers in connection with repayments to foreign creditors. These regulations, which apply to us, have been constantly modified since they were first enacted and those restrictions have, in many cases, been partially lifted as described below.

On January 6, 2002, the Public Emergency Law (i) repealed the Ps. l to U.S. $1 exchange rate convertibility provided under the Convertibility Law, and (ii) authorized the President to establish the new monetary regime and exchange rates.

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

Beginning on September 3, 2002, the proceeds of foreign loans (including bond issuances, credit facilities, repos, etc.) must be brought into the local market, exchanged for Pesos and credited to a local bank account within a certain timeframe established by the regulations from time to time. Currently, such term is set to 30 days following disbursement for financial loans and, generally, 30 days from disbursement in the case of export financings.

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
    Repay principal at maturity (or 30 days in advance, to the extent that the amounts so prepaid were brought into the local market and exchanged for Pesos, and the minimum maturity term described above is complied with) without prior Central Bank authorization. The prepayment of principal more than 30 days in advance is subject to the following conditions: (i) if the prepayment is not made in the context of a debt restructuring process, then the amount prepaid should not exceed the present value of such amount (according to the formula provided by the Central Bank), and (ii) if the payment is totally or partially financed with new indebtedness or the prepayment is made within the context of a debt restructuring process, then the new terms and conditions of the indebtedness and the payment in cash, shall not result in an increase of the present value of the whole debt (according to the formula provided by the Central Bank).

In addition, the execution and settlement of futures contracts, forward contracts and other derivative instruments, except in some particular cases and subject to specific conditions, are subject to the prior authorization of the Central Bank.

Access to the exchange market by Argentine residents for the making of certain investments, including portfolio and direct investments, real estate investments and granting of loans to non-Argentine residents, is generally limited to U.S. $2 million per person per calendar month, provided the Argentine resident does not have due and unpaid external debt at the time of access to the local exchange market. Pursuant to Resolutions AFIP No. 3,210/11 and No. 3,212/11 and Central Bank Communications, prior to authorizing the sale of foreign currency to Argentine residents, the intervening bank must consult with an online database maintained by the federal tax authority. This database will confirm whether the resident has sufficient declared assets or funds to make the purchase or if there are inconsistencies with the tax information provided by the resident. In the event that the tax authority informs that the resident's declared assets or funds are not sufficient, or in the case of inconsistencies, the local financial entity shall not sell foreign currency to the relevant resident. In addition to these requirements, certain formal requirements apply and in the case that the amount of foreign currency purchased in the calendar year does not exceed the company's net value (per the financial statements corresponding to the immediately preceding fiscal year) plus the earnings generated after the end of the immediately preceding fiscal year plus the sales of foreign currency in the MULC minus the investments in external assets (including U.S.$) as of the date of purchase minus local deposits in foreign currency minus participations in local companies minus distributions of profits and dividends approved after the end of the immediately preceding fiscal year.

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

Moreover, pursuant to Decree No. 616/05, unless expressly exempted, foreign financial loans granted to local residents and other transfers of funds made by non-Argentine residents (in the latter case, if they exceed U.S. $2 million per month in the aggregate, and only in respect of the amounts in excess of such threshold) are subject to a 365-day dollar-denominated, non-interest bearing and non-transferable U.S. dollar deposit to be created over 30% of the amounts transferred in a local bank. Exceptions include, among others, and subject to compliance with certain requirements, financial loans with a minimum average life of two years applied to the purchase of fixed assets and inventories. Also, the primary issuance (if seen from the issuer's standpoint) or the primary subscription (if seen from the investor's standpoint) of publicly traded and listed shares and/or debt securities is not subject to the 30% mandatory deposit.

Additionally, the repatriation abroad of funds and investments held or received locally by non-Argentine residents is subject to specific rules. Generally, the repatriation of direct investments (equity investments for at least 10% of the company's capital stock) is subject to the investor evidencing that it has maintained its investment for at least 365-days. If the investment is made after October 28, 2011, the foreign resident must also show that it has transferred to Argentina the funds required to make the investments, for investments made in Argentina. In the case of portfolio investments (including, inter alia, equity investments for less than 10% of the company's capital stock, investments in mutual funds, credit portfolios, locally payable bonds in Pesos, etc.) in addition to evidencing the minimum permanency term, the investor shall be required to evidence that it transferred to Argentina the funds required to make the investments. Moreover, in the case of portfolio investments, repatriation is limited to U.S. $500,000 per month. In both cases, in the event the foreign investor is domiciled or organized in a jurisdiction of null or low taxation (in accordance with Argentine law), the repatriation of its portfolio or direct investments shall be subject to the prior authorization of the Central Bank.

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

      An individual or an undivided estate which is resident in Argentina and owns registered (not bearer) shares or another type of equity of a foreign legal entity which in turn owns shares of an Argentine company may credit against its personal assets tax liability a portion of the amount of the personal assets tax paid by the foreign entity on account of its shares in the Argentine company equal to the proportion of the shares of such Argentine company represented by the shares of the Argentine company owned by such individual or estate.

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

      However, there is an estate and gift tax in the Provinces of Buenos Aires and Entre Ríos on assets located in those provinces or transfers to residents of those provinces.

      Shares issued by corporations in other jurisdictions are deemed to be located in the Province of Buenos Aires or Entre Ríos if (a) they are located in such provinces at the time of the transfer or (b) they have assets in such provinces.  In the case of a corporation that is not located in any of such provinces at the time of transfer or one that has assets in any of such provinces, shares of such corporation are subject to tax in the same ratio as the assets located in the province at issue bear to the total assets of the non-resident corporation.

      There is a standard deduction from the tax base after which all amounts will be subject to the tax, at various rates, depending on the value of the assets transferred and the closeness of the connection between transferor and transferee.

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

      On June 15, 2010, this tax was declared unconstitutional by the National Supreme Court in the Hermitage S.A. case where it was proven that the taxpayer had losses in the periods involved; however, the scope of this decision is still unclear.

      Tax on Debits and Credits on Bank Accounts. All debits or credits in bank accounts maintained in banking institutions resident in Argentina are subject to a 0.6% tax on each debit and on each credit. Thirty-four percent of the amounts paid under this tax will be creditable to the income tax liability or presumptive minimum income tax liability of the account owner.

      Transfer taxes. The sale or exchange or disposition of the Class B Shares or ADSs is not subject to transfer taxes as long as they are publicly traded with authorization from the CNV. Otherwise, they are subject to a 1.0% stamp tax in the city of Buenos Aires.

      Court fees. Filing of a lawsuit before an Argentine court will be subject to a 3% court fee, imposed on the amount claimed.

      United States Federal Income Tax Considerations

      The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or Class B Shares provides general information only, and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a holder of ADSs or Class B Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations ("Treasury Regulations") promulgated thereunder, administrative pronouncements of the U.S.  Internal Revenue Service (the "IRS") and judicial decisions, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss any tax consequences arising under the laws of any state, local or non-U.S. tax jurisdictions. Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of acquiring, holding or disposing of ADSs or Class B Shares or the indirect consequences to holders of equity interests in partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that hold ADSs or Class B Shares.

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

      If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or Class B Shares, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of ADSs or Class B Shares that is a partnership and partners in such partnership should consult their own independent tax advisors.

      For U.S. federal income tax purposes, a U.S. Holder of an ADS generally will be treated as the beneficial owner of the Class B Shares represented by the ADS. Deposits and withdrawals of Class B Shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

      Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ADSs will be subject to taxation at preferential rates if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company, or "PFIC." Because our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange, such conditions may not be satisfied with respect to any dividends paid on the ADSs. Moreover, based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares that are not represented by ADSs will be treated as qualified dividend income, because the Class B Shares are not themselves listed on a U.S. exchange. The potential application of the PFIC rules to our ADSs and Class B Shares is further discussed below. U.S. Holders should consult their own independent tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

      If Argentine income tax is withheld on the sale, exchange or other taxable disposition of ADSs or Class B Shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Argentine income tax withheld. Any gain and loss recognized by a U.S. Holder in respect of the sale, exchange or other taxable disposition of ADSs or Class B Shares generally will be treated as derived from U.S. sources for foreign tax credit purposes. Consequently, in the case of a gain from the disposition of ADSs or Class B Shares that is subject to Argentine income tax (see "Argentine Taxes-Income Taxation" above), the U.S. Holder may not be able to benefit from the foreign tax credit for that Argentine income tax (i.e., because the gain from the disposition would be U.S. source), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Argentine income tax, provided that the U.S. Holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

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

      In addition, U.S. Holders should be aware that legislation enacted in 2010 imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to ADSs or Class B Shares and the application of such legislation to their particular situations.

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

    From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate under which the Central Bank was required to sell U.S. Dollars to any person at a fixed rate of Ps. 1.00 per U.S. $1.00, resulting in no significant fluctuations in the exchange rate between Pesos and Dollars. In addition, our tariffs were expressed in Dollars and were billed in Pesos at prevailing exchange rates and were subject to periodic adjustments to reflect inflation as measured by the U.S. PPI.

    In early 2002, however, the Public Emergency Law and related measures effectively devalued and floated the Peso, converted our Dollar-denominated tariffs to Pesos at the rate of Ps. 1.00 to U.S. $1.00 and eliminated all adjustments to our tariffs. These changes have increased dramatically the Peso value of our foreign currency denominated financial debt to Ps. 1,357.1 million at December 31, 2002 from Ps. 424.9 million at December 31, 2001 before adjustment for inflation. As of December 31, 2012, our foreign-denominated financial debt, registered under "reorganization liability," amounted to Ps. 1,282.3 million. As of December 31, 2011 and 2010, our foreign-denominated financial debt, registered at present value and including accrued interest payable, amounted to Ps. 1,119.3 million and Ps. 1,034.6 million.

    Our foreign exchange net loss from financial operations during 2012, 2011 and 2010 were Ps. 160.2 million, Ps. 68.4 million and Ps. 38.0 million.

    The table below provides information about our financial debt as of December 31, 2012 that may be sensitive to changes in interest rates and foreign exchange:
				Expected Maturity Date(6)
	2012	Interest Rate	Fair Value (7)	Without due date	2013	2014	2015	2016	2017	More than 5 years
	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations U.S.$

Series 1 (4)	1,036,938	9%(1)	583,539	1,036,938	-	-	-	-	-	-
Series 2 Class A (5)	30,761	7%(2)	15,976	30,761	-	-	-	-	-	-
Interest payables	41,923			41,923
Total Negotiable Obligations U.S.$	1,109,622		554,515

Negotiable Obligations Euros

Series B (5)	1,971	7.375%(3)	1,024	1,971	-	-	-	-	-	-
Series 2 Class B (5)	169,565	5.8%(3)	88,064	169,565	-	-	-	-	-	-
Interest payables	1,122			1,122
Total Negotiable Obligations Euros	172,658		89,088

Total Negotiable Obligations	1,282,280		643,603

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

    (6) On June 17, 2010, we filed a petition for reorganization proceeding (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern."

    (7) As a result of our reorganization proceeding, on January 11, 2013 we proceeded to swap negotiable bonds held by financial creditors and non-financial debts held by verified and declared acceptable creditors with New Negotiable Bonds, (See "- Liquidity and Capital Resources - Debt Restructuring"). Taking into account this debt swap, as of December 31, 2012, the fair value of our financial debt principal amount (without interest) was Ps. 643,603.

    The New Negotiable Bonds issued on January 11, 2013 (See "- Liquidity and Capital Resources - Debt Restructuring"for further detail) are denominated in USD and, consequently, are sensitive to changes in PS/US$ exchange rate. The estimated impact of a 10% change in Ps./US$ exchange rate would amount to approximately Ps. 75 millions.

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

ii) Cable, telex and facsimile transmission and delivery

iii) Expenses of Depositary in connection with the conversion of foreign currency into US dollars

iv) Such fees and expenses as are incurred by the Depositary in delivery of deposited securities or otherwise in connection with the Depositary's or its custodian's compliance with applicable law, rule or regulation.

Fees and other Payments Made by the Depositary

The Depositary has agreed to reimburse or pay, on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal fees and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.) The Depositary has covered all such expenses incurred by us during 2010 and reimbursed us in the amount of U.S. $38,000; such amount is not related to the fees collected by the Depositary from our ADS holders. During 2011 and 2012, we did not incur any expenses for which we are to be reimbursed.

    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness.

    On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of U.S.$ 93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, U.S. $130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and U.S. $50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the "Solicitations"). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to U.S. $299,700,226 (including the equivalent of U.S. $23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

    The adverse financial conditions we face as a result of this continued delay in our tariff and license negotiation led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 3: "Key Information-Risk Factors-Risk Factors Relating to Us- The renegotiation of our license and tariff with the Argentine Government has not concluded and we are facing economic and financial difficulties that led us to file a petition to commence a reorganization proceeding (concurso preventivo), similar to Chapter 11 of the United States Bankruptcy Code, in an Argentine court. As a result our auditors continue to express substantial doubt as to our ability to continue as a going concern."

    On April 13, 2011, we hired Banco Macro S.A. as financial advisor in order to receive advice in relation to making a debt restructuration proposal of our negotiable Obligations and other debts included in the reorganization procedure.

    On February 2, 2012, we presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable. The final reformulation of the preventive agreement proposal mentioned before consisted in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits and of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018.

    On September 6, 2012 the intervening court passed a resolution approving the preventive agreement proposal of the Company and declaring the reorganization proceeding ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

    See "- Liquidity and Capital Resources - Debt Restructuring" for more details on the debt swap and the issuance of New Negotiable Bonds we made on January 11, 2013 to verified creditors and unsecured creditors declared acceptable. On February 1st and 13th, 2013 we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Negotiable Bonds were released and the capitalization and payment of interests in order to remove all general prohibitions and obtain the legal declaration of the accomplishment of the preventive agreement proposal under the terms of Section 59 of the LCQ.

    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    We amended our By-Laws to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: "Additional Information-Memorandum and Articles of Association-Last Amendments to Our By-Laws."

    Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recently ended reorganization proceeding. In accordance with the terms and conditions of the New Negotiable Bonds we issued (See "- Liquidity and Capital Resources - Debt Restructuring" for more details on our issuance of new negotiable bonds), our ability to distribute cash dividends is also dependent on us having recovered, paid off or bought at least USD 75 million of our Class A Negotiable Bonds as long as a Triggering Event had not taken place, in which case the amount of our Class B Negotiable Bonds outstanding would also be taken into consideration. See Item 8: "Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy".

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

        The Company's management, including out Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its evaluation and those criteria, management has concluded that the Company's internal control over financial reporting was effective as of the end of the period covered by the report.

        This annual report does not include an attestation report of the company's registered public accounting firm on management's assessment of the our internal control over financial reporting based on Item 15(c) of the SEC's Form 20-F, which only requires an attestation report where the Form 20-F is being used as an annual report if the Company is (1) an accelerated filer or (2) a large accelerated filer. As of December 31, 2012 and the date of this annual report we are a non-accelerated filer.

        Changes in Internal Control

    There have been no changes in our internal controls over financial reporting or in other factors during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

    [Reserved]

    ITEM 16A. Audit Committee Financial Expert

    Our Board of Directors has determined that Héctor Caram, a member of our Audit and Control Committee, meets the requirements of an "audit committee financial expert," as defined by the SEC.

    See Item 6: "Directors, Senior Management and Employees-Directors and Senior Management-Audit Committee."

    ITEM 16B. Code of Ethics

    We currently have a code of ethics which applies to our principal executive officer, principal financial officer and principal accounting officer and/or controller, or persons performing similar functions that complies with the requirements of U.S. and Argentine law. Our Code of Ethics is available on our website at www.metrogas.com.ar.

    ITEM 16C. Principal Accountant Fees and Services

    Pwc acted as our independent registered public accounting firm for the years 2012 and 2011. The table below sets forth the fees for services performed by PwC, an independent registered public accounting firm for the years 2012 and 2011 (including related expenses), and categorized by service in Pesos.
	Year Ended December 31,
	2012	2011
	(in Pesos)
Audit Fees	1,249,013	1,254,961
Audit-Related Fees	248,575	174,050
Tax Fees	177,256	119,564
All Other Fees	-	-
Total	1,674,844	1,548,575

        Audit Fees

        Audit fees are fees agreed upon with PwC for the years 2012 and 2011 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings in governmental offices, etc.

        Audit-Related Fees

        Audit-related fees in 2012 and 2011 include fees related to attestations derived from requirements of ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la República Argentina, AFIP, etc.).

        Tax Fees

        Tax fees in 2012 and 2011 were related to services agreed-upon for tax compliance.

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
              Responsibility: the Audit Committee of the Board of Directors bear the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence.
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

  ITEM 16F. Change in Registrant's Certifying Accountant

  Not applicable.

  ITEM 16G. Corporate Governance

  Since November 17, 2004, our Class B Shares have been listed on the BCBA and we follow BCBA's corporate governance practices. Our American Depository Shares have been listed on the NYSE since November 17, 2004 and therefore we must follow certain of their corporate governance guidelines as well. Under NYSE corporate governance requirements, we are required to disclose any significant ways in which the BCBA's corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE rules. See Item 10: "Additional Information-NYSE Corporate Governance" for more detail on these material differences.

  ITEM 16H. MINE SAFETY DISCLOSURE

  Not applicable.

    FINANCIAL STATEMENTS

    Not applicable.

    FINANCIAL STATEMENTS

    See pages F-1 through F-73.

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
2.2

Supplemental Indenture for 8.875% Senior A-L Notes due 2018, Step-Up Senior B-L Notes due 2018, 8.875% Senior A-U Notes due 2018 and Step-Up Senior B-U Notes due 2018, dated as of January 11, 2013, incorporated to this 2012 20 F Form.

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

Date: April 26, 2013

METROGAS S.A.

Ps.: Argentine Pesos

US$: U.S. Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MetroGAS S.A.

We have audited the accompanying consolidated balance sheets of MetroGAS S.A. at December 31, 2012 and 2011, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 17 to 20 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2 to financial statements, the uncertainties derived from the delay in obtaining tariff increases and the continuous increase in operating expenses that have negatively affected the Company's economic and financial position and from the completion of the voluntary reorganization proceedings filed by the Company with an Argentine Court on June 17, 2010, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE & CO. S.R.L.

By (Partner)

Dr. Carlos Martín Barbafina

Buenos Aires, Argentina
March 7, 2013 (except with respect to the

matters discussed in Notes 17 to 20 to the

consolidated financial statements, as to which the date is April 26, 2013)

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2011
(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and banks (Note 5 a))	42,694	54,763
Investments (Note 5 b))	110,514	152,515
Trade receivables, net (Note 5 c))	264,997	238,036
Other receivables (Note 5 d))	15,813	17,730
Inventories, net (Note 5 e))	6,693	7,649
Total current assets	440,711	470,693

NON - CURRENT ASSETS
Investments (Note 5 f))	646	445
Other receivables (Note 5 g))	205,860	185,014
Fixed assets, net (Note 5 h))	1,787,576	1,752,923
Total non - current assets	1,994,082	1,938,382
Total assets	2,434,793	2,409,075

LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 5 i))	342,079	243,322
Payroll and social security payable	49,286	39,425
Taxes payable (Note 5 j))	66,069	45,499
Other liabilities	10,938	10,892
Contingencies provision (Note 23 d))	102,025	91,067
Total current liabilities	570,397	430,205

NON - CURRENT LIABILITIES
Taxes payable (Note 5 k))	61,113	142,386
Reorganization liabilities (Note 5 l))	1,429,301	1,319,615
Total non - current liabilities	1,490,414	1,462,001
Total liabilities	2,060,811	1,892,206
MINORITY INTEREST	989	1,071
SHAREHOLDERS' EQUITY (as per related statement)	372,993	515,798
Total	2,434,793	2,409,075

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands of Argentine Pesos, except per share and per ADS data and unless otherwise indicated)
	December 31,
	2012	2011	2010

Sales (Note 5 m))	1,209,519	1,161,174	1,123,884
Operating cost (Note 23 c))	(922,952)	(858,406)	(810,744)
Gross profit	286,567	302,768	313,140

Administrative expenses (Note 23 b))	(178,608)	(158,746)	(123,831)
Selling expenses (Note 23 b))	(199,413)	(153,057)	(132,837)
Operating (loss) income	(91,454)	(9,035)	56,472

Financing and holding results generated by assets
Holding results	10,865	9,569	5,115
Result on present-valuing long term other receivables	(6,989)	(3,688)	(34,293)
Interest on commercial operations	5,373	4,235	4,874
Interest on financial operations	2,259	5,945	311
Exchange gain on commercial operation	4,148	2,995	815
Exchange gain (loss) on financial operation	2,765	13,620	(2,651)

Financing and holding results generated by liabilities
Interest on commercial operations	(3,405)	(3,235)	(495)
Interest on financial operations	(25)	(7)	(33,137)
Result on present-valuing long term financial debt	-	-	(48,003)
Exchange loss on commercial operations	(1,997)	(75)	(706)
Exchange loss on financial operations	(162,948)	(82,046)	(35,380)
Others	5,989	(9,691)	(5,751)

Other income, net	5,060	7,249	8,565
Minority interest	820	(206)	(258)
Loss before income tax	(229,539)	(64,370)	(84,522)
Income tax gain (loss) (Note 3.6.h)	86,734	3,316	26,986
Net loss for the year	(142,805)	(61,054)	(57,536)

Loss per share (Notes 3.7 and 19 b))	(0.25)	(0.11)	(0.10)

Loss per ADS (Notes 3.7 and 19 b))	(2.51)	(1.07)	(1.01)

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands of Argentine Pesos unless otherwise indicated)
	December 31,
	2012	2011	2010
Cash flows from operating activities
Net loss for the year	(142,805)	(61,054)	(57,536)
Interest expense on financial debt accrued	-	-	33,137
Income tax accrued	(86,734)	(3,316)	(26,986)

Adjustments to reconcile net income to cash flows provided by operating activities
Minority interest	(820)	206	258
Depreciation of fixed assets	76,072	71,961	74,421
Net book value of fixed assets written off	662	565	1,574
Allowance for doubtful accounts	2,433	(1,856)	6,973
Allowance for inventory obsolescence	298	453	43
Allowance for disposal of fixed assets	4,851	6,129	8,581
Contingencies provision	11,884	12,087	9,464
Materials consumed	4,571	4,926	3,966
Exchange loss on financial operations	162,948	82,046	35,380
Result on present-valuing long term financial debt	-	-	48,003
Result on present-valuing long term other receivables	6,989	3,688	34,293
Other financial results	-	2,729	(2,565)

Changes in assets and liabilities
Trade receivables	(29,394)	(28,875)	(45,823)
Other receivables	71,302	(176,650)	(103,949)
Inventories	(3,473)	(8,009)	(4,679)
Non current investments	(201)	223	(297)
Accounts payable	74,071	(50,672)	206,527
Payroll and social security payable	6,924	10,180	9,727
Taxes payable	(90,700)	145,000	85,436
Other liabilities	1,674	959	1,140
Contingencies provision	(926)	(118)	(1,142)
Income tax paid	(7,018)	(5,544)	(13,741)
Net cash provided by operating activities	62,608	5,058	302,205

Cash flows used in investing activities
Purchase of fixed assets	(116,678)	(109,128)	(119,111)
Net cash used in investing activities	(116,678)	(109,128)	(119,111)

Cash flows used in financing activities
Bank overdraft	-	-	(31)
Net cash used in financing activities	-	-	(31)

(Decrease) Increase in cash and cash equivalents	(54,070)	(104,070)	183,063
Cash and cash equivalents at the beginning of the year	207,278	311,348	128,285
Cash and cash equivalents at the end of the year (1)	153,208	207,278	311,348

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

(1) Includes Ps. 47,606 thousands, Ps. 53,499 thousands and Ps. Ps. 67,427 thousands as of December 31, 2012, 2011 and, 2010 related to cash deposited in the trust funds in January 2013, 2012 and 2011, respectively.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands of Argentine Pesos unless otherwise indicated)
	SHAREHOLDERS' CONTRIBUTIONS		UNAPPROPRIATED RESULTS
	COMMON STOCK NOMINAL VALUE	CUMULATIVE INFLATION ADJUSTMENT TO COMMON STOCK	LEGAL RESERVE	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY

Balance as of December 31, 2009	569,171	684,769	45,376	(401,715)	897,601
Adjustment of retained earnings (Note 3.5.)	-	-	-	(263,213)	(263,213)
Modified Balance as of December 31, 2009	569,171	684,769	45,376	(664,928)	634,388
Net loss for the year	-	-	-	(57,536)	(57,536)
Balance as of December 31, 2010	569,171	684,769	45,376	(722,464)	576,852
Net loss for the year	-	-	-	(61,054)	(61,054)
Balance as of December 31, 2011	569,171	684,769	45,376	(783,518)	515,798

Net loss for the year	-	-	-	(142,805)	(142,805)
Balance as of December 31, 2012	569,171	684,769	45,376	(926,323)	372,993

The accompanying notes 1 to 23 are an integral part of these consolidated financial statements.

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

On October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by Public Emergency Law No. 25,561, the Company signed a Transition Agreement with UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09. Despite this fact, the Company's tariffs have been frozen for almost thirteen years. The tariff schedule resulting from the Transition Agreement has yet not been approved by ENARGAS (Ente Nacional Regulador del Gas) and since more than three years, it has been reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither MPFIPS nor the ENARGAS has granted to MetroGAS the pass through to tariffs of municipal levies, contributions and other charges, which significantly and increasingly impacts our cash flow generation. It is worth mentioning that all of the increases granted for customer categories, which the Company has invoiced to its

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

customers, have had no effect on the Company's income because the resources have been used to expand the main gas pipeline capacity, compensate for natural gas price increases from producers and to pay for natural gas imports necessary due to the volume of internal demand. Moreover, for the past almost thirteen years, the Company has operated with frozen tariffs and has not received any subsidies from the Government. Since 2001, operating costs have increased by 521%.

On November 21, 2012 the Company, as well other gas distributing companies, except for Litoral Gas, subscribed an Agreement ("Act") with the ENARGAS and in accordance with the ENARGAS' note ENRG/SD/I 13,352 obtained a rate increase that consist in a fixed amount per invoice, stating a difference by customer. Metrogas is invoicing such rate increase since December 3, 2012. The amounts collected for this concept by distribution companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation ,expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service, up to the limit of the funds actually available to be applied within the service area.

The amounts that gas Licensees receive shall be taken as payment on account of the tariffs adjustments stated in the License renegotiations agreements duly subscribed; in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09.

The Company estimates that funds stipulated in the Letter of Understanding 2012, would be insufficient to compensate the level of unbalance of the Company from its economic and financial situation, and they would allow to face some expenses that otherwise would be financed by Company`s funds.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds to pay its commercial and fiscal obligations.

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

Finally, the situations mentioned before and the increasing in costs to maintain the levels of services are affected significantly the economic and financial situation of the Company. Our management estimates that, if this situation as of the date of issuance of these financial statements continues, the situation will continue to deteriorate, for this reason, they has evaluated a variety of measures to mitigate the impact of the current financial situation, including:

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
  obtaining financing from third parties.

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

In this framework, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose. The mentioned lawsuit was extended on February 13, 2013.

In this context, in fiscal year ended on December 31, 2012 the Company registers a consolidated operating loss of Ps. 91,454 million, and net accumulated losses for Ps. 926,323 million and a consolidated negative working capital of Ps. 129,686 million. Negative results registered by the Company represent more than 50% of the capital and the reserves. Section 206 of the corporations' law sets forth the compulsory reduction of capital when these circumstances take place. According to Section 205 of the corporation's law, the shareholders meeting may resolve a capital reduction due to the accumulated losses to reestablish the capital stock and shareholders 'equity balance.

MetroGAS' Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company's results and operations. The above mentioned circumstances raise substantial doubt about the Company's ability to continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications, if corresponding, that might be required from the unsuccessful outcome of the situation described above.

Reorganization Proceeding (concurso preventivo)

As a consequence of different scenarios that significantly affected the Company's ability to generate enough fund flows to satisfy payments to its suppliers and financial creditors, on June 17, 2010 MetroGAS' Board of Directors requested a Reorganization proceeding which was filed before the National Court for Commercial Matters No. 26, Secretariat No.51, case record No. 056999. The Shareholders' Assembly carried out on August 2, 2010 ratified the decision taken by the Board.

Once all legal steps stipulated by the Bankruptcy Law ("LCQ") were complied with, on February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable consisting in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018. The New Negotiable Bonds shall be in American dollars and their capital`s amounts at the date of issuance shall be the following: i) a Class A equivalent to 53.2% of the amount of the verified or declared acceptable unsecured credit and ii) a Class B equivalent to 46.8% of the amount of the verified or declared acceptable unsecured credit. In the same way, within each one of the New Negotiable Bonds categories, two different series shall be issued in order to differentiate unsecured credits originated in previous negotiable bonds (L Series) from the rest of unsecured credits (U Series).

Additionally, the Company offers to pay at the time of issuing the New Negotiable Bonds an amount equal to the interest that the above mentioned New Class A Negotiable Bonds would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%. The principal amount of the New Negotiable Bonds shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Negotiable Bonds shall be due and payable in accordance with their terms as from their issuance date. The New Class B Negotiable Bonds shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Negotiable Bonds is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Negotiable Bonds or (y) the holders of at least 25% of the New Class A Negotiable Bonds, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Negotiable Bonds as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Negotiable Bonds New Negotiable Bonds (any of the events described in (x) or (y), or a "Triggering Event"), provided that this Triggering Event occurs: (i) within the first year counting as from the date of issuance of the New

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

Negotiable Bonds or (ii) on or before June 30,2014, whichever occurs later ("Deadline") . If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Negotiable Bonds shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect.

The New Class A Negotiable Bonds shall accrue interest on the amount of their outstanding principal at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Negotiable Bonds shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

On May 22, 2012 the Company presented a consolidated text of the proposal analyzed with some modifications related to small changes in the stipulated dates for the occurrence of certain events (capitalization of interest and calculation of Deadline, among others) and eliminating the purchase offer that the company had to make in case of a share control change.

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

Note 22, subsequent events, describes the debt swap and the issuance of New Negotiable Bonds made by the Company on January 11, 2013 for verified and declared acceptable unsecured creditors.

On February 1st and 13, 2013 the Company confirmed in the legal proceedings files that the swap was fulfilled and that the New Negotiable Bonds were released, as well as the capitalization and payment of interests, in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the meeting of creditors within the terms and conditions of Section 59 in fine of the LCQ.

Meanwhile, the Company is negotiating with privileged creditors in order to make them pay off their corresponding debts.

ENARGAS Intervention

Due to MetroGAS' reorganization proceeding, on June 17, 2010 MetroGAS was notified of the ENARGAS Resolution No. I-1,260 which stipulated that it is under intervention for a 120-day term appointing Engineer Antonio Gomez as Interventor.

The above mentioned Resolution established that the intervention has to be in charge of supervising and controlling all regular administrative and disposal activities that may affect the normal rendering of the gas distribution public service that is subject to the License. In addition, it stipulated to perform an integral audit of MetroGAS and within the framework of the said audit, to determine and assess the value of all MetroGAS' assets transferred by the PEN through Executive Order No. 2,459/92 and those added at a later date.

The intervention and the appointing of Engineer Antonio Gomez as Interventor have been extended in different opportunities for one hundred twenty days, in the same term and conditions, being the last extension stipulated by the ENARGAS through Resolution 2,448/13 on February 1, 2013.

Suspension of Trading of the ADSs on NYSE

As a result of our filing for reorganization proceeding, our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE's application on Form 25 with the SEC on July 15,

NOTE 2 - EMERGENCY LAW - IMPACT ON THE COMPANY'S BUSINESS (Contd.)

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Company's significant accounting policies are as follows:

3.1. Generally accepted accounting principles

Argentine GAAP

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, or the "CNV"), assuming that the Company will continue as a going concern. However, the Company's Consolidated Financial Statements do not include any adjustments or reclassifications, if corresponding, that might be required from the unsuccessful outcome of the situation described above.

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

The CNV has set forth, through Resolution No. 526/09 and No. 576/10, the enforcement of Technical Resolution No. 26 of the FACPCE ("Argentine Federation of Professional Councils in Economic Sciences") which adopts, for entities included in the public offer regime of Law No. 17,811, the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). In accordance to CNV Resolution No. 600 on January 24, 2012 for licensee companies of the public utility service of gas transportations and distribution, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being transition date on January 1, 2012. See Note 21 to consolidated financial statements.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

A description of the subsidiary with its respective percentage of capital stock owned is presented as follows:
Subsidiaries	Percentage of capital stock owned as of December 31, (a)
	2012	2011 2010	2010 2010
MetroENERGÍA S.A. (i)	95%	95%	95%

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

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2012, 2011 and 2010.

The rate used for the restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.5. Changes in accounting policies relating in income tax

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating differences as permanent.

The CNV issued General Resolution No. 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards ("IFRS"). These liabilities may be

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the CNV, the Company has recorded an adjustment to recognize the deferred tax liability. Therefore, the Company retroactively adjusted as of December 31, 2011 and 2010 as follows:
	As of December 31, 2011 (in thousands of Pesos)
	As previously issued	Adjustment	As adjusted
Consolidated Balance Sheets Consolidated Balance Sheets
Total Non-current assets	2,032,981	(94,599)	1,938,382
Total Assets	2,503,674	(94,599)	2,409,075

Total Non-current liabilities	1,319,615	142,386	1,462,001
Total Liabilities	1,749,820	142,386	1,892,206

Shareholders' equity	752,783	(237)	515,798

	As of December 31, 2011 (in thousands of Pesos)			As of December 31, 2010 (in thousands of Pesos)
	As previously issued	Adjustment	As adjusted	As previously issued	Adjustment	As adjusted
Consolidated Statements of Income
Income tax expense	(8,751)	12,067	3,316	12,825	14,161	26,986
Net income	(73,121)	12,067	(61,054)	(71,697)	14,161	(57,536)

	As of December 31, 2012	Gain for the year ended December 31, 2012	As of December 31, 2011	Gain for the year ended December 31, 2011	As of December 31, 2010	Gain for the year ended December 30, 2010	As of December 31, 2009
Consolidated Statements of Changes in Shareholders' Equity
Deferred income tax	(223,865)	13,120	(236,985)	12,067	(249,052)	14,161	(263,213)

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

c) Short-term investments

Mutual funds were valued at market value at year-end.

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

f) Inventories

Warehouse materials were valued at replacement cost at year-end. The value thus obtained, net of the allowance for inventory obsolescence, does not exceed its respective recoverable value.

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

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

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

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the years ended December 31, 2012 and 2011 amounted to Ps. 10,258 and to Ps. 8,514 respectively.

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

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the valuation allowance for doubtful accounts and its tax value, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the inflation adjustment and to the financial results (interest and exchange differences) capitalized under those items.

As discussed in Note 3.5, the Company has changed the accounting policy relating to the differences between the price-level restated amounts of assets and liabilities and their historical basis for deferred income tax calculation purposes.

The following tables show changes and breakdown of deferred tax assets and liabilities:

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Deferred tax assets
	Estimated loss carryforward	Trade receivables	Other liabilities	Other receivables	Reorganization liabilities	Other	Total
Balances as of December 31, 2011	22,798	21,941	32,692	21,504	7,315	(1,160)	105,090
Movements of the year	75,491	2,380	3,825	5,498	(7,315)	(429)	79,450
Balances as of December 31, 2012	98,289	24,321	36,517	27,002	-	(1,589)	184,540

Deferred tax liabilities
	Fixed assets	Other	Total
Balances as of December 31, 2011	(247,565)	89	(247,476)
Movements of the year	10,917	(98)	10,819
Balances as of December 31, 2012	(236,648)	(9)	(236,657)

Deferred income tax assets generated by the tax loss carryforward recorded by the Company amount to Ps. 4,989, Ps. 22,799 and Ps. 98,289 as of December 31, 2010, 2011 and 2012, respectively, which can be offset against profits for future years, expiring Ps. 5,392 in 2014 Ps. 14,776 thousand in 2016 and Ps. 78,121 thousand in 2017.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred liabilities derived from the information amount to Ps. 142,386 and Ps. 52,117 as of December 31, 2011 and 2012, respectively.

Income tax benefit for the years ended December 31, 2012, 2011 and 2010 differed from the amounts computed by applying the Company's statutory income tax rate to pre-tax income as a result of the following:
	December 31,
	2012	2011	2010
Income tax expense on pre-tax income	(80,339)	(22,530)	(29,592)
Permanent differences

Non deductible expenses and non-taxable income	865	(886)	2,606
Valuation allowance on minimum presumed income tax	(7,260)	20,100	-
Total income tax (benefit)	(86,734)	(3,316)	(26,986)

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Below is the reconciliation between income tax benefit and the (Tax loss carry forward) / Income tax determined for fiscal purposes:
	December 31,
	2012	2011	2010
(Tax loss carry forward) / Income tax determined for fiscal purpose	(75,490)	(17,810)	8,479
MetroENERGIA's Income tax	10,794	11,413	16,742
Temporary differences	(14,778)	(17,019)	(52,207)
Valuation allowance on minimum presumed income tax	(7,260)	20,100	-
Total income tax (benefit)	(86,734)	(3,316)	(26,986)

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

The Company, based on its estimated income tax for future years, has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2022.

To determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimate. Using such estimates, the Company registered an allowance for impairment of the minimum presumed income tax, which amounts to Ps. 33,906, Ps. 41,166 and Ps. 21,066 as of December 31, 2012, 2011 and 2010, respectively.

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

These liabilities are considered long-term liabilities and include commercial, tax, financial and social debts, among others.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

As of December 31, 2012, reorganization liability includes the verified debt with financial and non-financial unsecured creditors subject to debt swap made subsequent to the end of the fiscal year (see Note 22), the reorganization litigious liabilities and the debt with privileged creditors which is in a negotiation stage in order to be cancelled.

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

As discussed in Note 9.3 herein, after the unbundling, the Company performs its business through two separate legal entities, i.e. MetroGAS and MetroENERGÍA. MetroGAS distributes and transports natural gas and also sells natural gas to certain customers, primarily residential customers. Due to regulatory constraints, MetroGAS was precluded from selling natural gas to certain large customers.

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

As of December 31, 2012, the Company identified impairment indicators and performed an impairment test on our property, plant and equipment in accordance with Argentine GAAP. Pursuant to such test, the Company compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using a probability-weighted approach. As the discounted cash flows were higher than the carrying amount of fixed assets, the Company determined that the assets were not impaired.

3.7. Loss per share and per ADS

Loss per share and per ADS were calculated based on the weighted average number of outstanding shares during the years ended December 31, 2012, 2011 and 2010. Each ADS represents ten Class "B" shares.

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

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:
	December 31, 2012
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	1,015,439	202,791	(8,711)	1,209,519
Operating (loss) income	(131,972)	29,977	10,541	(91,454)
Equity in income of subsidiary	20,294	-	(20,294)	-
(Loss) income before tax	(240,025)	29,960	(19,474)	(229,539)
Income tax	97,220	(10,486)	-	86,734
Net (loss) income	(142,805)	19,474	(19,474)	(142,805)
Total assets	2,370,793	111,753	(47,753)	2,434,793
Total liabilities	1,997,800	91,968	(28,957)	2,060,811
Increase in fixed assets	116,678	-	-	116,678
Depreciation of fixed assets	76,072	-	-	76,072
Investment in subsidiary	18,796	-	(18,796)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	4,851	-	-	4,851
Contingencies provision	11,884	-	-	11,884
Materials consumed	4,571	-	-	4,571
Exchange loss on financial operations	162,948	-	-	162,948
Result on present-valuing long term financial debt	6,989	-	-	6,989

NOTE 3 - BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)
	December 31, 2011
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	922,612	248,059	(9,497)	1,161,174
Operating income	(55,337)	32,935	13,367	(9,035)
Equity in income of subsidiary	25,840	-	(25,840)	-
(Loss) income before tax	(75,779)	32,519	(21,110)	(64,370)
Income tax	14,725	(11,409)	-	3,316
Net (loss) income	(61,054)	21,110	(21,110)	(61,054)
Total assets	2,349,140	101,348	(41,413)	2,409,075
Total liabilities	1,833,342	79,927	(21,063)	1,892,206
Increase in fixed assets	109,128	-	-	109,128
Depreciation of fixed assets	71,961	-	-	71,961
Investment in subsidiary	20,350	-	(20,350)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	6,129	-	-	6,129
Contingency provision	12,087	-	-	12,087
Materials consumed	4,926	-	-	4,926
Exchange differences on financial operations	82,046	-	-	82,046
Result on present-valuing long term financial debt	3,688	-	-	3,688

	December 31, 2010
	MetroGAS Distribution	MetroENERGÍA Trading	Eliminations	Total
Sales	903,368	234,828	(14,312)	1,123,884
Operating income	3,074	52,178	1,220	56,472
Equity in income of subsidiary	26,129	-	(26,129)	-
(Loss) income before tax	(101,629)	48,876	(31,769)	(84,522)
Income tax	44,093	(17,107)	-	26,986
Net (loss) income	(57,536)	31,769	(31,769)	(57,536)
Total assets	2,379,312	91,002	(31,252)	2,439,062
Total liabilities	1,802,460	58,922	(776)	1,860,606
Increase in fixed assets	119,111	-	-	119,111
Depreciation of fixed assets	74,421	-	-	74,421
Investment in subsidiary	25,540	-	(25,540)	-
Other significant items in Statement of Cash Flow generating cash movements
Allowance for disposal of fixed assets	8,581	-	-	8,581
Contingency provision	9,464	-	-	9,464
Allowance for doubtful accounts	5,921	1,052	-	6,973
Exchange differences on financial operations	35,380	-	-	35,380
Result on present-valuing long term financial debt	48,003	-	-	48,003
Materials consumed	34,293	-	-	34,293

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

3.9. Financial instruments with off-balance sheet risk and concentration of credit risk

As of December 31, 2012, 2011 and 2010, MetroGAS does not have any financial instruments to manage its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

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

Trade receivables from the Electric Power Generating Companies are as follows:
	December 31,
	2012	2011
Electric Power Generating Companies	44,538	29,221

The approximate percentages of net sales derived to Electric Power Generating Companies for the years ended December 31, 2012, 2011 and 2010 were 7.5%, 7.5% and 7.9%, respectively.

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

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

	December 31,
	2012	2011
Assets
Current assets
a) Cash and banks
Cash	553	558
Banks	38,179	53,982
Collections to be deposited	3,962	223
	42,694	54,763
b) Investments
Savings account deposits	87	77
Mutual funds	110,427	76,321
Time deposits	-	76,117
	110,514	152,515
c) Trade receivables, net
Trade accounts receivable	194,921	180,125
Unbilled revenues	30,888	33,637
Receivables from sales on behalf of third parties	46,662	34,236
Tax on banking transactions to be recovered	7,698	6,778
Related parties (Note 7)	376	477
PURE (i)	(101)	(258)
Allowance for doubtful accounts (Note 23 d))	(15,447)	(16,959)
	264,997	238,036

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
d) Other receivables, net
Other advances	9,226	6,039
Insurance and other prepaid expenses	4,521	5,293
Tax receivables	236	2,729
Other receivables	1,830	3,669
	15,813	17,730
e) Inventories, net
Warehouse materials	8,044	9,279
Allowance for inventory obsolescence (Note 23 d))	(1,351)	(1,630)
	6,693	7,649

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2012	2011
Non-current assets
f) Investments
Mutual funds	646	445
	646	445
g) Other receivables
Receivables for minimum presumed income tax (Note 3.6.i)	132,446	117,205
Valuation allowance on minimum presumed income tax (Note 23 d))	(33,906)	(41,166)
	98,540	76,039
Study, revision and inspection of works in public space levy to be recovered GCBA (Note 9.8)	63,032	67,001
Occupancy of public space levy to be recovered (Note 9.8)	101,259	91,961
Others	336	331
Present Value Discount	(57,307)	(50,318)
	205,860	185,014
h) Fixed assets, net
Original value	3,112,674	3,007,909
Accumulated depreciation	(1,325,098)	(1,254,986)
	1,787,576	1,752,923

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)

Detail of fixed assets for the last two years is as follows:
		December 31, 2012			December 31, 2011
Categories	Annual Rate of Depreciation Max - Min	Cost	Accumulated Depreciation	Net book Value	Cost	Accumulated depreciation	Net book Value
Land	-	17,501	-	17,501	17,501	-	17,501
Building and civil constructions	2.00%	76,156	28,558	47,598	76,156	27,133	49,023
High pressure mains	2.22% to 10%	295,089	195,264	99,825	294,342	190,363	103,979
Medium and low pressure mains	1.19% to 10%	1,831,798	607,791	1,224,007	1,774,133	572,478	1,201,655
Pressure regulating stations	4% to 12.5%	65,047	42,005	23,042	65,087	39,951	25,136
Consumption measurement installations	2.85% to 5%	357,086	177,120	179,966	352,062	163,778	188,284
Other technical installations	6.67%	53,317	47,376	5,941	52,213	46,068	6,145
Machinery, equipment and tools	6.67% to 20%	29,691	26,798	2,893	28,688	26,271	2,417
Computer and telecommunications equipment	5% to 50%	204,882	168,506	36,376	190,870	159,287	31,583
Vehicles	10% to 20%	10,986	9,956	1,030	10,986	9,197	1,789
Furniture and fixtures	10% to 20%	5,466	5,462	4	5,466	5,460	6
Materials	-	18,674	-	18,674	15,732	-	15,732
Gas in pipelines	-	214	-	214	214	-	214
Work in progress	-	83,061	-	83,061	68,298	-	68,298
Advances to fixed assets suppliers	-	5,913	-	5,913	1,485	-	1,485
Distribution network extensions constructed by third parties	1.82% to 2.38%	71,010	17,196	53,814	68,447	15,796	52,651
Offsetting item for distribution network extensions constructed by third parties	2% to 2.38%	(6,347)	(934)	(5,413)	(6,042)	(796)	(5,246)
Allowance for obsolescence of materials (Note 23 d))	-	(1,369)	-	(1,369)	(1,035)	-	(1,035)
Allowance for disposal of fixed assets (Note 23 d))	-	(5,501)	-	(5,501)	(6,694)	-	(6,694)
		3,112,674	1,325,098	1,787,576	3,007,909	1,254,986	1,752,923

NOTE 5 - BREAKDOWN OF THE MAIN ACCOUNTS (Contd.)
	December 31,
	2012	2011
Liabilities
Current liabilities
i) Accounts payable
Gas and transportation	140,982	83,871
Other purchases and services	62,106	61,075
Related parties (Note 7))	42,143	8,444
Payables from sales on behalf of third parties	49,242	36,433
Transportation Trust Fund (i)	47,606	53,499
	342,079	243,322

(i) Collected amounts related to Transportation Trust Fund which are pending deposit in the abovementioned trust.
j) Taxes payable
Value added tax	13,841	4,194
GCBA study, revision and inspection of works in public space levy	19,739	12,234
CNG tax	5,504	4,885
Income tax	10,271	15,657
Gross revenue tax	3,456	2,359
Other taxes	13,258	6,170
	66,069	45,499
Non Current liabilities k) Taxes payable
Deferred tax liability (Note 3.5.h))	52,117	142,386
Other taxes	8,996	-
	61,113	142,386

l) Reorganization liabilities (Note 2)
Accounts payable	94,297	118,983
Financial debt (Note 10 and 21 a))	1,282,280	1,119,331
Payroll and social security payable	597	3,534
Taxes payable	19,611	46,140
Related companies (Note 7)	31,600	31,600
Other liabilities	916	27
	1,429,301	1,319,615

Statement of Operations	December 31,
	2012	2011	2010
m) Sales
MetroGAS' gas sales
	645,934	625,381	604,269
MetroENERGíA's sales on own behalf
	157,775	231,220	222,740
MetroGAS' transportation and distribution services
	201,949	189,003	189,857
MetroGAS' other sales
	43,074	43,993	46,145
MetroGAS' processed natural gas sales (ii)
	115,771	54,738	48,785
MetroENERGíA's selling commission
	45,016	16,839	12,088
	1,209,519	1,161,174	1,123,884

(ii) The increase in 2012 compared to 2011 is mainly due to the incorporation to the invoices of the trust fund charge for financing imported gas imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that has applied for processed natural gas activity since November 1, 2011. See Note 23 b).

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

	December 31,
	2012	2011
6.1. Investments
- Becoming due
less than 3 months	-	76,117
- Without due date	111,160	76,843
Total	111,160	152,960

6.2. Receivables
- Past due
less than 3 months	17,112	23,825
from 3 to 6 months	12,004	10,679
from 6 to 9 months	3,497	30,769
from 9 to 12 months	1,364	1,093
from 1 to 2 years	4,837	7,310
more than 2 years	10,038	7,279
Sub-total	48,852	80,955
- Without due date	21	3,118

- Becoming due
less than 3 months	214,576	177,069
from 3 to 6 months	27,453	6,672
from 6 to 9 months	3,202	2,908
from 9 to 12 months	2,153	2,003
from 1 to 2 years	38,236	38,800
more than 2 years	167,624	146,214
Sub-total	453,244	373,666
Allowance for doubtful accounts	(15,447)	(16,959)
Total	486,670	440,780

6.3. Payables
- Past due
less than 3 months	147,962	39,970
from 3 to 6 months	21,603	1,844
from 6 to 9 months	166	51
from 9 to 12 months	22	422
from 1 to 2 years	18	72
more than 2 years	72	-
Sub-total	169,843	42,359
- Without due date (*)	1,438,899	1,328,429

- Becoming due
less than 3 months	267,300	271,286
from 3 to 6 months	550	1,340
from 9 to 12 months	21,081	15,339
from 1 to 2 years	1,124	-
more than 2 years	59,989	142,386
Sub-total	350,044	430,351
Total	1,958,786	1,801,139

(*) As of December 31, 2012 and 2011, Reorganization liabilities are included for an amount of Ps. 1,429,301 thousand and Ps. 1,319,615 thousand.

NOTE 6 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2012 and 2011 investments include (i) ) time deposits at an annual average rate in pesos of 19.59% as of December 31, 2011 and (ii) mutual funds with an average annual yield of 9.5% and 7.8% as of December 31, 2012 and 2011, respectively.

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

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2012, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF Inversora", controlled by YPF) (45.33%).

These consolidated financial statements include the following transactions with related parties:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.
  Fees accrued under the terms of a Personnel Supply Agreement with YPF.

During the years ended December 31, 2012, 2011 and 2010, MetroGAS entered into certain transactions with Astra Evangelista S.A. and Operadora de Estaciones de Servicios S.A., as mentioned below, who are indirectly related to YPF.

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

Under the Law No. 24,076 (the "Gas Act" and Decree No. 1,738/92, shareholders of Gas Argentino, who are gas producers and, as mentioned above, have a controlling interest in the Company, are prohibited from supplying (either directly or indirectly through other producers or resellers) more than an aggregate of 20% of the gas purchased by the Company in any given month. In addition, MetroGAS is prohibited from giving any of Gas Argentino's shareholders preferential treatment. Company's management intends to manage the Company's gas supply so as not to violate any of these prohibitions. During 2012, 2011 and 2010, aggregate gas purchases from shareholders of Gas Argentino did not exceed the above-referenced 20% limit.

Significant transactions with related parties are as follows:
	December 31,
	2012	2011	2010
Gas sales	1,076	1,029	1,101
Commissions for sales on behalf of third parties	-	-	617
Gas purchases	103,962	76,141	98,766
Fees for professional services	1,133	993	780
Other income, net	-	-	107

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Contd.)

The outstanding balances as of December 31, 2012 and 2011 from transactions with related parties are as follows:

	December 31,
	2012			2011
	Trade receivables	Accounts payable	Reorganization liabilities	Trade receivables	Accounts payable	Other liabilities	Reorganization liabilities
	Current	Current	Non-Current	Current	Current	Current	Non-Current
	Thousands of Ps.
Controlling company:
Gas Argentino S.A.	-	-	-	-	-	-	-

Significant influence:
YPF Inversora Energética S.A.	-	-	-	-	-	335	-
Other related parties:
BG Argentina S.A.	-	-	-	-	-	403	-
YPF S.A.	4	42,143	31,600	26	8,444	-	31,600
Operadora de Estaciones de Servicios S.A.	372	-	-	451	-	-	-

Board of directors and management:	-	-	-	-	-	-	-

	376	42,143	31,600	477	8,444	738	31,600

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

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

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

9.2. Tariff renegotiation

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, modified the legal framework in force for license contracts of public services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the

NOTE 9- REGULATORY FRAMEWORK (Contd.)

international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the renegotiation of the license granted to the Company in 1992.

In fact, the Emergency Law established the beginning of a renegotiation process of utility contract services granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Economy and Production Ministry ("EM") was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services ("CRC"), this committee was then replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") by means of Executive Order No. 311 in 2003. The UNIREN was presided by the EM and by the Ministry of Federal Planning, Public Investment and Services (MPFIPyS).

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2013. The terms for renegotiating licensees and public services concessions were also extended.

Although MetroGAS strictly complied with the submittance of all information required, the renegotiation process is still delayed being not possible for the Company to achieve an agreement.

On October 1, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area. The Temporary Agreement was not applied yet, due to the fact that tariff charts have not been issued.

In this framework, on December 29, 2011, MetroGAS filed a lawsuit to interrupt the prescription of damages resulting from the breakdown of the economic financial equation stipulated in the gas distribution License as well as a previous administrative claim with the same purpose. This lawsuit was expanded on February 13, 2013, and, in this opportunity, the claimed amount was stipulated.

During the year ended 2012, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company's vital need to reach a definite consensus to successfully end the reorganization proceeding started on June, 2010.

On November 21, 2012, the Company, as well as the rest of the other gas distributing companies, except for one, subscribed an Agreement ("Act") with the ENARGAS, which in accordance with the ENARGAS' note ENRG/SD/I 13,352 received on November 29, 2012, is in full force. In this Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected for this concept by Distributing Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, re-potentiation ,expansion and/or technological modification of the systems of gas distribution through networks, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service within the service area. On the other hand, gas distributing companies will have to have the approval of an Execution Committee to be created within the trust fund, to implement an Investment Plan of Consolidation and Expansion expressed in physical and financial terms whose guidelines shall be determined in the trust fund contract to be entered into between the Company and Nacion Fideicomisos S.A.

The amounts that gas licensees receive will be taken as a payment on account of the tariffs adjustments stated in the License renegotiations agreements duly subscribed, in the specific case of MetroGAS, the Temporary Agreement approved by Executive Order No. 234/09. MetroGAS' collection, as a consequence of implementing these new fixed amounts, would approximately amount to Ps. 190 million annually.

On November 29, 2012 the ENARGAS resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence of this the ENARGAS authorized

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Distribution Companies to collect the charge previously mentioned, stating that it had to be included in the invoices in accordance with the methodology duly stipulated by the Regulatory Authority.

The Company has been invoicing this new tariff since December 3, 2012. As of December 31, 2012, the amount invoiced was Ps. 10 million and the Company estimates that, during 2013, this amount will be approximately Ps. 190 million.

On December 11, 2012 the ENARGAS sent a model contract of financial trust fund and of private administration (Trust-Fund Agreement) to be subscribed by Gas Distribution Companies and Nacion Fideicomisos S.A. The Trust-Fund Agreement was subscribed on December 12, 2012.

On January 16, 2013 the Operative Manual was signed at the ENARGAS in accordance to the model that had been duly sent by the regulatory authority.

The Trust Fund Agreement and the Operative Manual stipulate the general guideless for the administration of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with a sworn statement that shall be submitted before the ENARGAS and the Nacion Fideicomisos S.A. Additionally the annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. After getting such approval as well as any possible changes, and once the sworn statement is examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds' availability in order that Nacion Fideicomisos makes the corresponding payments to suppliers for and on behalf of Distributing Companies. To the same extent, it is important to point out that the trust fund agreement subscribed by MetroGAS contemplates the possibility to be financed by Nacion Fideicomisos S.A., only if all those improvement works that need financing had been stated in detail and if they had been approved by the Execution Committee. The said improvement works shall be financed with the Trust Fund Capital and only certain percentage of the net fixed amounts collected, may be committed by the Distributing Company.

On February 1, 2013, MetroGAS submitted to the ENARGAS the Investment Plan of Consolidation and Expansion for its approval.

9.3 Unbundling of natural gas

Due to regulatory changes that have been made occurred in natural gas sector since 2005, it was created the "gas unbundling" process, by which the different categories of customers (except for residential customers and small commercial customers, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions that have to acquire natural gas directly from producers and/or marketers of natural gas, being limited the distribution companies to give exclusively transportation and distribution services of natural gas.

Additionally and at the same year, a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an assignment of natural gas volumes system within the Electronic Gas Market ("EGM").

In this context, MetroENERGÍA was conformed as a natural gas trading company during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company had to perform.

MetroENERGIA, was authorized by the ENARGAS to act as a natural gas trading company and/or gas transporting company, and subscribed as agent of the EGM.

MetroENERGIA has been carrying out actions since its creation which made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS' sales portfolio.

9.4 Complementary Agreement with Natural Gas Producers

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system.

As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas. It is worth pointing out that this last Resolution coexists with ENARGAS Resolution No. 2,407/12 previously mentioned in section 9.2 ("Tariff Renegotiation").

9.5. Procedure for Gas Applications, Confirmations and Control.

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazette, which approved the new Procedure for Gas Applications, Confirmations and Control that will have to be complied with by different acting parties within the natural gas industry, including natural gas distributing companies. This Resolution made an impact on the daily operation of nominations, transportation and distribution of natural gas. Since October 1, 2010, when this Procedure started to be in force, MetroGAS has, on a daily basis, counted on the total necessary natural gas volume that is necessary to supply its uninterruptible demand.

9.6 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

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

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011

NOTE 9 - REGULATORY FRAMEWORK (Contd.)

Agreement nor it shall be under its price conditions, however, it cannot be exported and its price has to cover associated costs and generate a reasonable profitability.

9.7 Trust Funds

As of the date of issuance of these financial statements, MetroGAS has to invoice, collect and settle three specific charges, allocated differently. The Company carries this out on behalf and order of Naciòn Fideicomisos S.A. as trustee of three different trust fund contracts.

The so called specific charge I (ruled by PEN Executive Order No. 180/04 and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are covered by the whole pool of users of the natural gas service different from the residential segment and are intended for paying infrastructure works for the expansion of the natural gas system of transportation.

Meanwhile, specific charge II (ruled by PEN Executive Order No. 2,067/08 and related regulations, then included in Law No. 26,095 as stipulated by Law No. 26,784 of the 2013 Budget for the National Administration) is covered by the same customers that pay the previous charges, including in this case the majority of subcategories of residential customers, being intended for paying the import of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS are incorporated to the Company`s assets. On the contrary, one received, the Company is compelled to deposit them into the trust fund accounts duly designated by the Trustee, thus ending MetroGAS actions to this respect.

9.8 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines.

As of the date of issuance of these financial statements the Company could not made any reallocation on tariffs of the payments made to the different municipalities from the province of Buenos Aires and from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 63,032 and Ps. 101,259 have been registered for these concepts under the heading "Other Non-current Receivables", respectively. (Note 5.g)).

NOTE 10 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's financial debt as of December 31, 2012 and 2011:
	December 31,
	2012			2011
	Ps. Book Value	Interest Rate	Maturity	Ps. Book Value	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	1,971	7.375% (8)	09/27/2002	1,693	7.375% (8)	09/27/2002
Interest payable	1,122	-	-	964	-	-

Negotiable Bonds (2)
Series 1	1,036,938	9% (3 and 8)	12/31/2014 (6 and 8)	907,477	9% (3 and 8)	12/31/2014 (6 and 8)
Series 2 Class A	30,761	7% (4 and 8)	12/31/2014 (7 and 8)	26,921	7% (4 and 8)	12/31/2014 (7 and 8)
Series 2 Class B	169,565	5.8% (5 and 8)	12/31/2014 (7 and 8)	145,635	5.8% (5 and 8)	12/31/2014 (7 and 8)
Interest Payable	41,923	-	-	36,641	-	-
Total financial debt	1,282,280			1,119,331

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

The Company has not capitalized any interest as of December 31, 2012, 2011 and 2010.

In March 2002, MetroGAS suspended principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the restatement of the tariff into Pesos, and also the announcement of the devaluation of the peso.

After, in May 2006, the Company restructured its unsecured indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law and made the effective exchange of the bonds, consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount.

Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The Negotiable Obligations issued contain a series of restrictions and commitments, which, among others, include the mandatory redemption with excess cash and limitations to additional indebtedness for making certain investments, for certain restricted payments to asset sales and for transactions with controlling company, controlled company or under common control.

The adverse financial conditions that the Company faces, led its Board of Directors to approve the Company's filing of a NOTE 10 - FINANCIAL DEBT (Contd.)

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

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

On February 2, 2012 the Company presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable.

The final reformulation of the preventive agreement proposal mentioned before consisted in the payment of verified or declared unsecured credits by means of releasement, swap or "dacion en pago" (giving in payment) of such credits, of two kinds of negotiable bonds (the "New Negotiable Bonds") to be due on December 31, 2018 (See Note 2 for further information).

On September 6, 2012 the intervening court passed resolution approving the meeting of creditors of the Company and declaring it ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

Note 22 "Subsequent events" describes the debt swap and the issuance of New Negotiable Bonds executed by the Company after the end of the year.

NOTE 11 - COMMON STOCK

As of December 31, 2012, the Company's common stock totaled Ps. 569,171, all of which is fully subscribed, paid-in and registered.
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

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, the Company received a notice

NOTE 11 - COMMON STOCK (Contd.)

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

On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. stating that the latter had entered into an agreement with Integra Gas Distribution LLC to sell its 40,793,136 Class A shares in Gas Argentino. The transferability of the shares was subject, among other conditions, to obtaining the corresponding regulatory approvals and to the fact that YPF Inversora Energètica S.A declined its preferential right to exercise the purchase option. The agreement also included, subject to other additional conditions besides the previously mentioned ones, selling 38,941,720 Class B shares that BG Gas International B.V. had in MetroGAS.

On November 30, 2012, Gas Argentino was notified by "BG Inversiones Argentinas S.A." that "YPF Inversora Energetica S.A." would exercise its preferential right as regards Integra Gas Distribution LLC's purchase offer and that it included: (i) 40,793,136 Class A shares belonging to BG Inversiones Argentinas S.A.("BGIA") in Gas Argentino, representing 100% of the share capital and BGIA's votes in Gas Argentino, (ii) 6,279 shares belonging to BG Argentina S.A. in MetroENERGIA S.A.", representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions besides the ones already mentioned, 38,941,720 Class B shares from BG International B.V. in MetroGAS. The transferability of shares depends, among other conditions, on obtaining the corresponding regulatory approvals.

If the purchase option is completed, YPF Inversora Energetica S.A. would be the owner of a 100% of GASA's shares and votes, company that controls 70% of MetroGAS' capital and votes.

On December 31, 2012, the Company`s accumulated losses exceeded more than 50% of the capital and the reserves and amounted to Ps. 926,323. For this reason, MetroGAS is affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulates a mandatory reduction in capital. According to Section 205 of the corporation's law, the shareholders meeting may resolve a capital reduction due to the accumulated losses to reestablish the capital stock and shareholders 'equity balance.

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

In accordance to the terms and conditions of the New Negotiable Bonds issued by MetroGAS according to what is described in Note 22, cash dividends distribution would depend on the Company having recovered, paid off or bought an amount of capital of at least USD 75 million of Class A Negotiable Bonds, as long as a Triggering Event had not taken place, and in which case, Class B Negotiable Bonds capital will also be considered.

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

Once accomplished the Reorganisation Proceeding legal steps, by the Bankruptcy Law, on February 10, 2012 Gas Argentino presented a reorganization proceeding proposal to the creditors whose claims do not enjoy a priority, verified or declared admissibles.

On August 6, 2012, Gas Argentino presented an amendment to the reorganization proposal addressed to unsecured creditors with verified and admissible claims.

The improved proposal consists of paying the verified or admitted unsecured claims through the delivery - in exchange and accord and satisfaction for said claims - of Notes with public offering in American Dollars. The Notes shall be issued as follows: I) Class A equal to thirty eight point six percent (38.6%) and ii) Class B equal to sixty one point four (61.4%) -considered in American Dollars- of the total amount of the unsecured verified or admissible claims (the "Negotiable Obligations"). The Notes shall depreciate in only one payment to be made on the first of the following: i) three calendar years counted as from the issue of the New Notes, or (ii) on December 31, 2015, or if the Company paid the total amount of

NOTE 13- LIMITATIONS ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

the accrued and non-capitalised interest and the capital corresponding to the interests capitalised under the terms of the issue, then the maturity of the Notes shall take place (i) on the first of these two events: (i) four calendar years counted as from the issue date, or (ii) on December 31, 2016. Class B Notes shall only be called in should there be a Triggering Event, as defined in the Proposal, on or before the Deadline (defined as the first of (i) the third anniversary from the issue date of the Notes or (ii) December 31, 2015). Class A Notes shall accrue interest from the date of issue, at an annual rate of 8.875%, to be paid every six months, and Class B Notes shall only accrue interest as from the date of a Triggering Event at an annual rate of 8.875%, to be paid every six months.

On August 22, 2012 the intervening court ratified the Gas Argentino's Reorganization Agreement and declared it terminated under the terms of the legal requirements. It also ruled the termination of the activities of the Trustees of the Reorganisation Proceedings who, being this a "small reorganisation" under the terms of section 288 of the Bankruptcy Law, and since a creditors' committee was not constituted, shall be in charge of controlling the compliance of the agreement.

The exchange of the New Negotiable Obligations ("new bonds") will take effect as soon as possible, once all of the Company's requirements are met and all of the authorizations from the controlling bodies are met, which should take place on or before 120 days after the ratification of the official termination of the reorganization proceedings is issued. Gas Argentino shall not be held responsible for the delays of the regulatory bodies, stock exchange or registration entity.

Against the Exchange of the new bonds, the physical cancellation of the securities and instruments corresponding to traded credits and paid with the delivery of said bonds shall take place.

On the other hand, once the new bonds are made available and the payment or capitalization, depending on the case, of the interest provided for in the Reorganization Agreement occurs, Gas Argentino will have to show proof of payment before the intervening court and will then be qualified to obtain the lifting of the Company's general penalties and to request and obtain the court ruling about the official fulfillment of the reorganization proceedings under the terms of article 59 as stated in the Bankruptcy Law.

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

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN ("PPP") (Contd.)

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

Opportunely, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither complied with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non-interruptible consumers, considering the volumes included in said offers.

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

Additionally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments ("Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas ") recently issued Resolution No. 1/13, aiming at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that Excess Injection (all gas injected by producers above the Injection Base, and according to Resolution No. 1/13 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an Excess Price of 7.5 USD/MBTU ("The Excess Price"). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mention above does not directly affect prices received by the Company, it represents a fundamental change in the incentive to natural gas producers

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

to raise their investments in order to increase their reserves and their hydrocarbons production, consequently mainly affecting the Company`s activity in a positive way.

Due to the Company's understanding that the volumes, basins and points of entry to transportation set forth in the Agreement 2007-2011 would prevent it from fully supplying its non-interruptible demand, it made reports to ENARGAS, the Energy Secretariat and the Fuel Sub-secretariat to raise awareness of this situation and to request its remediation.

On October 4, 2010, the Resolution No.1,410/10, through which the Procedure for Gas Applications, Confirmations and Controls is approved; was published in the Official Gazette. As from the enforcement of the said procedure on October 1, 2010, MetroGAS has had, on a daily basis, the volume of natural gas that is necessary to supply the uninterruptible demand.

On January 5, 2012 ES Resolution No. 172/12 was published in the Official Gazette; it extended the effects of ES Resolution No. 599/07 as regards the allocation of natural gas volumes by routes and basins based on the different categories of clients until new resolutions are stipulated to that respect.

On March 8, 2012 Resolution SE No. 55/12 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requires that a specific treatment should be considered to those not signatory producers of the mentioned extension to prevent the collection of the increases created by the Resolutions ES ENARGAS No. 1,070/08 and 1,417/08. On March 23, 2012 Resolution ENARGAS No. 2,087/12 was published, which establishes the natural gas assignment instructions for those not signatory producers to the residential customers and small commercial customers without increases under the mentioned Resolutions from 2008, requiring that distribution companies should send to the Compensating Fund Liquefied Natural Gas, which was created in the frame of such resolutions, the amounts received from customers for natural gas concepts.

15.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2013 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2012.

The estimated annual valuation of firm transportation under these contracts is, as follows:
Years	Annual contract amounts (Million of Ps.)
2013	192.24
2014	78.10
2015	20.84
2016	20.84
2017	8.34
2018/27	8.63

These contracts could be affected by Emergency Law provisions applicable to utility services contracts, which relate to natural gas transportation. As of the date of the issuance of these financial statements, the potential impact of such effects is not possible to assess.

In July 2012, ENARGAS assigned to MetroGAS 174,343 m3 of firm transportation capacity corresponding to the Neuquén - GBA route, in force from May 1, 2013 to April 30, 2014 and 233,333 m3 of firm transportation capacity corresponding to the same route, in force from May 1, 2014 to April 30, 2017. This firm transportation capacity was offered irrevocably to TGN by MetroGAS in the open season bid No. 01/2012. Additionally, TGN contracts were extended for 2,540,000 m3/day until April 30, 2017.

NOTE 15 - LONG-TERM CONTRACTS (Contd.)

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

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 29 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

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

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 48 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, which are pending of resolution as of the date of issuance of these financial statements.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the license.

As of December 31, 2012, the Company maintained an allowance of Ps. 24.4 million to cover the contingency related to the difference in the determination of the income and expenses rate.

16.2. Rates and charges

Through Resolution No. 2,778/03, ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2012 the total amount demanded by ENARGAS amounted to Ps. 24.5 million, including interests and fines, which has been recorded as a provision.

NOTE 16 - FISCAL AND LEGAL MATTERS (Contd.)

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

The GCBA's Control of Special Misdemeanors Agency sanctioned MetroGAS for several reasons. The Company is contesting these administrative infractions and has sought a judicial determination that the law is unconstitutional and the fines are unreasonable. As of December 31, 2012, the Company has registered an allowance of Ps. 6.3 million related to these charges.

16.4. Interpretation disagreements with the regulatory authority.

As of the date of issuance of these financial statements, there are several disagreements between the Company and the pertinent regulatory authorities as to the interpretation of various legal issues. As of December 31, 2012, the Company has recorded an allowance of Ps. 9.9 million related to these disagreements.

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

The following is a summary of the significant adjustments to net income (loss) for each of the periods ended December 31, 2012, 2011 and 2010 and shareholders' equity as of December 31, 2012 and 2011 which would be required if US GAAP had been applied instead of Argentine GAAP in the consolidated financial statements.
	December 31,
	2012	2011
Reconciliation of shareholders' equity:
Shareholders' equity in accordance with Argentine GAAP	372,993	515,798
US GAAP adjustments:
- Other receivables (Note 18 b))	(106,984)	(108,644)
- Inventory valuation (Note 18 d)) .	(1,967)	(1,993)
- Deferred income taxes (Note 18 f)) .	(97,744)	(60,067)
MetroGAS shareholders' equity in accordance with US GAAP	166,298	345,094
Non-controlling interest .	989	1,071
Shareholders' equity in accordance with US GAAP	167,287	346,165

NOTE 17 - RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO US GAAP (Contd.)
	December 31,
	2012	2011	2010
Reconciliation of net income:
Net loss in accordance with Argentine GAAP	(142,805)	(61,054)	(57,536)
US GAAP adjustments - Increase (Decrease):
- Other receivables (Note 18 b))	1,660	(10,555)	15,049
- Troubled debt restructuring (Note 18 c))	-	-	288,845
- Inventory valuation (Note 18 d))	26	386	(179)
- Discounted value of certain receivables (Note 18 e))	-	(1,144)	(278)
- Deferred income taxes (Note 18 f))	(37,677)	11,146	(43,075)
MetroGAS' Net (loss) income in accordance with US GAAP	(178,796)	(83,513)	202,826
Non-controlling interest	(82)	(533)	258
Net (loss) income in accordance with US GAAP	(178,878)	(84,046)	203,084

Earnings per share Basic & Diluted:
Argentine GAAP
Loss per share	(0.251)	(0.107)	(0.101)
Loss per ADS	(2.509)	(1.073)	(1.011)
US GAAP
(Loss) Income per share	(0.314)	(0.147)	0.356
(Loss) Income per ADS	(3.141)	(1.467)	3.564
Shares subscribed, registered and paid-in	569,171,208	569,171,208	569,171,208

Description of changes in shareholders' equity under US GAAP:	December 31,
	2012	2011
Shareholders' equity in accordance with US GAAP as of beginning of year	346,165	430,211
Net (loss) in accordance with US GAAP	(178,796)	(83,513)
MetroGAS shareholders' equity in accordance US GAAP as of end of year	171,280	346,698
Non-controlling interest	(82)	(533)
Shareholders' equity in accordance US GAAP as of end of year	167,287	346,165

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The principal differences between Argentine GAAP and US GAAP are reflected in the reconciliations provided and principally relate to the items discussed in the following paragraphs:

a) Inflation accounting

As indicated in Note 3.4, under Argentine GAAP, the restatement of consolidated financial statements into constant currency has been discontinued as of March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. This deviation from prevailing professional accounting standards does not have a significant effect on the Company's consolidated financial statements as of December 31, 2012, 2011 and 2010. Moreover, inflation accounting does not have a significant effect on the US GAAP information for fiscal years ended December 31, 2012, 2011 and 2010.

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

b) Other receivables

As discussed in Note 9.4.5, the Company recognized as a regulatory asset and a regulatory liability for certain pass-through items such as levies for study, review and inspection of works in public spaces of the City of Buenos Aires and levies for occupancy of public space for the City of Buenos Aires and other location. Under US GAAP, the Company assessed the provisions contained in ASC 980 "Regulated operations" ("ASC 980") and determined that it was not applicable. Therefore, the US GAAP reconciling item reflects as of December 31, 2012 and 2011 the reversal of this regulatory asset. As of December 31, 2011 the reconciling item of net income reflects a recovery amount of Ps. 10.5 million due to the fact that the reversal of the present value discount was higher than the credits capitalized in 2011.

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
December 31,
2010

a) Reversal of the present value recognized under Argentine GAAP	49
b) Reversal of Interest loss computed under Argentine GAAP	33
c) Computation of Financial Income (Loss) under US GAAP	(10)
Total US GAAP Debt Restructuring until June 17, 2010 (*)	72

However, since June 17, 2010, due to the Company's reorganization procedure filing (see Note 2), the Company applied the provisions of bankruptcy accounting of ASC 852 "Reorganizations" as the processes of "concurso preventivo" is similar to the proceeding applicable in the US. One of those provisions is that any debt that is subject to compromise is shown at its allowed claim amount. The Company's unsecured debt is subject to compromise. As of June 17, 2010, the carrying value of the debt under US GAAP was Ps. 1,251.0 million and the allowed claim amount was Ps. 1,034.6 million. The difference between the carrying value and the allowed claim amount is due to prior adjustments to the carrying value as a result of the 2006 troubled debt restructuring as described above. Therefore, for 2010 the Company adjusted the carrying value of the debt to its allowed claim amount, which resulted in a gain of Ps. 216.4 million.

As of December 31, items for Debt Restructuring, included in the reconciliation of net (loss) income are as follows:
	December 31,
	2012	2011	2010
	Million of Ps.
US GAAP Debt Restructuring (until June 17, 2010) (*)	-	-	72.4
US GAAP Debt Restructuring (ASC 852 - Reorganizations) (**)	-	-	216.4
Total US GAAP Income reconciling item for Debt Restructuring	-	-	288.8

(*) The gain resulting from the adjustment is in the line "Financial and holding results" of the Summary of Consolidated Statement of Operations in accordance with US GAAP.

(**) The gain resulting from the adjustment is in the line "Reorganization item" of the Summary of Consolidated Statement of Operations in accordance with US GAAP.

ASC 852 - Reorganizations

ASC 852-10 requires the separation of the liabilities incurred before the reorganization filing, and to classify these separately under "subject to compromise" and "not subject to compromise". Under Argentine GAAP the pre-petition liabilities are shown as "Reorganization Liabilities" in non-current liabilities. There is no difference between Argentine GAAP and US GAAP in this regard, except that, for US GAAP purposes, these amounts would have been labeled "Liabilities subject to compromise"

As required for ASC 852, "Reorganization item" was separated in the Statement of Operations for US GAAP purposes, amounted a gain of Ps. 19.0 million registered as of December 31, 2012 (which includes a gain of Ps. 19.2 million generated for the derecognition of not allowed liabilities in the reorganization proceeding) and a loss of Ps. 12.0 million as of December 31, 2011. As of December 31, 2010, Reorganization item includes a gain of Ps. 206.1 million (which includes a gain of Ps. 216.4 million from the adjustment mentioned above and a loss of Ps. 10.3 million from legal and other reorganization expenses) (see Note 22 "Subsequent events" for further information about the termination of the reorganization proceeding).

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

d) Inventory valuation

As described in Note 3.6.f), the Company values its inventories at replacement cost. Under US GAAP in accordance with ASC 330 "Inventory", inventories are valued at the lower of cost or realizable value.

e) Discounted value of certain receivables

Under Argentine GAAP certain long-term receivables and liabilities (except for deferred tax assets and liabilities) are valued based on the best estimate of the present value, calculated as the discounted value of amounts expected to be collected or paid, as applicable. Under AR GAAP, as of December 31, 2010 the Company recorded Ps. 1.1 million, as the discount of the receivable for minimum presumed income tax (as discussed below). As of December 31, 2011 the company recorded the reversal of the discount recorded in 2010. Those adjustments were reversed for US GAAP purposes. As of December 31, 2012 the company did not recorded any discount.

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

Therefore, for the years ended December 31, 2012, 2011 and 2010, the US GAAP reconciling item reflects the effect of (1) recognition of deferred income taxes on other Argentine to US GAAP reconciling items and (2) recognition of a valuation allowance of its tax loss carryforwards, certain of its other deferred tax assets and its credits from minimum presumed income taxes.

Consequently, as of December 31, 2012, 2011 and 2010, under US GAAP, the Company recorded a valuation allowance of Ps. 37.3 million, Ps. 22.8 million and Ps. 2.5 million, respectively, against its tax loss carryforwards and certain of its other deferred tax assets. However, under Argentine GAAP, no valuation allowance was recorded.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

ii) Minimum presumed income tax

Under Argentine GAAP, the Company has also recorded an asset (net of its valuation allowance) of Ps. 98.5 million, Ps. 76.0 million and Ps. 80.8 million at December 31, 2012, 2011 and 2010, respectively for the value of its tax credit related to its tax on minimum presumed income. This tax is supplementary to its income tax liability. The tax is calculated by applying the effective tax rate of 1% on the tax basis for certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise during the next ten fiscal years.

Under Argentine GAAP, the value of any such minimum presumed income tax credit is based on present value, which is calculated as the discounted value of amounts expected to be collected or paid, as applicable. As of December 31, 2012 and 2011, no discount value of its minimum presumed income tax credits was recorded. As of December 31, 2010, the Company recorded Ps. 1.1 million. For US GAAP purposes, this adjustment was reversed.

Additionally, as discussed above, under US GAAP, the use of tax projections is stricter. Consequently, as of December 31, 2012, 2011 and 2010, the Company recorded a valuation allowance of Ps. 132.4 million, Ps. 117.2 million and Ps. 102.2 million, respectively, for its minimum presumed income tax credits. However, under Argentine GAAP, as of December 31, 2012, 2011 and 2010, the Company recorded a valuation allowance for its minimum presumed income tax credits which amounts Ps. 33.9 million, Ps. 41.2 million and Ps. 21.1 million, respectively.

g) Impairment of long-lived assets

As discussed in Note 3.6.o), under Argentine GAAP, the Company evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and at the end of each year. For the year ended December 31, 2012, the Company identified impairment indicators and performed an impairment test on our property, plant and equipment based on Argentina GAAP guidance. Pursuant to such test, the Company compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets and determined that the assets were not impaired.

Under US GAAP, MetroGAS applied the provisions of ASC 360-10, "Impairment or Disposal of Long-lived Assets" ("ASC 360-10"). Accordingly, under ASC 360-10, the carrying value of long-lived assets is considered impaired when the undiscounted expected cash flows from the assets is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome. For the year ended December 31, 2012, the Company identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC 360-10. Pursuant to such test, the Company determined that our undiscounted expected cash flows exceeded their net carrying value by approximately 300%. Therefore, the Company did not proceed to step two of the ASC 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.

NOTE 18 - SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Contd.)

In the calculation of the expected future undiscounted cash flows, the Company considers the group of assets as mentioned in Note 3.6.o). Consequently, the Company tested the group of assets for impairment as a whole.

As of December 31, 2012 and 2011, no impairment losses have been recognized under US GAAP as the undiscounted cash flows was higher than the carrying amount of fixed assets.

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

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

a) Deferred income taxes

The following table reconciles deferred income taxes under Argentine GAAP to deferred income taxes under US GAAP as of the end of each year:
	December 31,
	2012	2011
Deferred income tax (liability) according to Argentine GAAP	(52,117)	(142,386)
Inventory valuation	688	698
Other receivables	37,445	38,025
Valuation allowance on income tax assets	(37,336)	(22,799)
Deferred income tax (liability) according to US GAAP	(51,320)	(126,415)

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax charge (benefit) for the years ended December 31, 2012, 2011 and 2010 computed in accordance with US GAAP as follows:
	December 31,
	2012	2011	2010
Income tax benefit at statutory rate on pretax (loss) income in accordance with US GAAP	(79,749)	(26,490)	76,620
Valuation allowance on deferred income tax asset i)	14,537	20,246	(76,542)
Valuation allowance of minimum presumed income tax asset	15,241	15,005	13,417
Permanent differences	914	(931)	2,594
Income tax (benefit) loss computed in accordance with US GAAP	(49,057)	7,830	16,089

  for the year 2010 the decrease in the allowance on deferred tax assets for an amount to Ps. 76.5 million was due to the write-off of deferred tax assets from troubled debt restructuring.

b) Earnings per share

Under US GAAP the company applies the provisions of ASC 260, "Earnings per share" ("ASC 260"). ASC 260 requires to disclose in the body of the Statement of Operations the diluted income per share as well as basic income per share. As of December 31, 2012, 2011 and 2010 the Company has not issued any shares or rights convertible into shares, which would be considered dilutive. The ratios are shown on a single line on the corresponding Statements of Operations for each year under the heading "Income per share".

c) Balance sheet classification differences

i) Under Argentine GAAP, the net deferred tax asset (liability) has been classified as a non-current tax credit (payable) as of December 31, 2012 and 2011 respectively.

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

As of December 31, 2012, the net current deferred tax asset is Ps. 63.9 million and the net non-current deferred tax liability is Ps. 115.5 million under US GAAP. As of December 31, 2011, the net current deferred tax asset is Ps. 55.4 million and the net non-current deferred tax liability is Ps. Ps. 181.8 million under US GAAP.

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

d) Statement of Operations classification differences - Operating income

Operating income as determined under US GAAP for each of the years presented is as follows:
	December 31,
	2012	2011	2010
Operating (loss) income according to Argentine GAAP	(91,454)	(9,035)	56,472
Other receivables (1)	1,660	(10,555)	15,049
Reorganization item (recovery)/expenses - reclassification (2)	(1,114)	11,961	10,314
Operating (loss) income according to US GAAP	(90,908)	(7,629)	81,835

(1) See Note 18 b)

(2) See Note 18 c)

  Financial and holding results
	December 31,
	2012	2011	2010
Financial and holding results according to Argentine GAAP	(143,965)	(62,378)	(149,301)
Discount on other receivables (1)	-	(1,144)	(278)
Inventory valuation (2)	26	386	(179)
Troubled debt restructuring (3)	-	-	72,412
Reorganization item (recovery)/expenses - reclassification (3)	(17,936)	-	-
Financial and holding results according to US GAAP	(161,875)	(63,136)	(77,346)

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

Under Argentine GAAP the effect of the exchange rate changes on cash and cash equivalents were not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of the exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows, which contemplate classification differences under US GAAP.
	December 31,
	2012	2011	2010
Cash and banks	42,694	54,763	49,559
Cash equivalents:
Current investments	110,514	152,515	261,789
Total cash and cash equivalents	153,208	207,278	311,348

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:
	December 31,
	2012	2011	2010
Net cash (used in) provided by operating activities	60,259	(8,375)	304,912
Net cash used in investing activities	(116,678)	(109,128)	(119,111)
Net cash (used in) financing activities	-	-	(31)
Effect of exchange rate changes on cash and cash equivalents	2,349	13,433	(2,707)
Net (decrease) increase in cash and cash equivalents	(54,070)	(104,070)	183,063

NOTE 19 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS (Contd.)

g) Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and statement of income information of the Company as of and for the years ended December 31, 2012 and 2011 prepared in accordance with US GAAP, giving effect to differences in measurement methods and classifications as previously discussed.
Summary of Consolidated Balance Sheet in accordance with US GAAP	December 31,
	2012	2011
Current assets	502,675	524,062
Non-current assets	1,788,558	1,753,699
Total assets	2,291,233	2,277,761

Current liabilities	570,397	430,205
Non-current liabilities	1,553,549	1,501,391
Total liabilities	2,123,946	1,931,596

MetroGAS shareholders' equity	166,298	345,094
Non-controlling interest	989	1,071
Total shareholders' equity	167,287	346,165

Summary of Consolidated Statement of Operations in accordance with US GAAP	December 31,
	2012	2011	2010
Net sales (*)	1,159,819	1,114,078	1,081,868
Gross profit	236,867	255,672	271,124
Operating (loss) income	(90,908)	(7,629)	81,835
Reorganization item (**)	19,050	(11,961)	206,119
Financial and holding results (***)	(161,875)	(63,136)	(77,346)
Other income, net	5,060	7,249	8,565
Minority interest	820	(206)	(258)
(Loss) Income before income tax	(227,853)	(75,683)	218,915
Income tax expense	49,057	(7,830)	(16,089)
MetroGAS' net (loss) income under US GAAP	(178,796)	(83,513)	202,826
Non-controlling interest	(82)	(533)	258
Net (loss) income under US GAAP	(178,878)	(84,046)	203,084

(*) Represents gross revenues less turnover tax.

(**) Reorganization item includes: as of December 31, 2012 a gain of Ps. 19.2 million for the reorganization liabilities non verified, as of December 31, 2011 a loss of Ps. 12.0 million as professional fees incurred in connection with reorganization procedure, which was classified in the line item "Administrative expenses" under Argentine GAAP; and as of December 31, 2010 i) a loss of Ps. 10.3 million for the same concept and ii) a gain of Ps. 216.4 million from the reversal of the accumulated effect of the reconciliation item for Troubled debt restructuring, due to the application of the provisions of bankruptcy accounting of ASC 852 (See Note 18c)).

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company's financial assets recorded at fair value on a recurring basis in accordance with ASC 820 as of December 31, 2012 and 2011:
Description	Balances as of December 31, 2012	Balances as of December 31, 2011
Assets	Thousand of Ps.	Thousand of Ps.
Investments
Mutual funds	111,073	76,766
Total Financial Assets	111,073	76,766

The Company's financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets. As of December 31, 2012 and 2011, the Company did not have any assets or liabilities obtained from readily-available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). The unrealized net gains on short term investments are reported as a line item in the Statement of Operations.

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

An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporarily impaired. During the years ended December 31, 2012 and 2011, the Company did not record any such impairment for these assets.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2012 and 2011 are as follows:

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

  Financial debt

The fair value of the Company's financial debt as of December 31, 2012 is based on the exchange of its existing negotiable bonds by issuing, in January 2013, Negotiable Bonds Series A-L amounting to USD 163,003.4 thousand and Negotiable Bonds Series B-L amounting to USD 122,000.0 (See Note 22 "Subsequent events" for further details). As of December 31, 2012, the fair value of the Company's financial debt principal amount was Ps. 643,603 and the related carrying amount was Ps. 1,239,235 under Argentine GAAP. The fair value of the Company's financial debt as of December 31, 2011 is based on quoted market prices. As of December 31, 2011, the fair value of the Company's debt principal amount (without interest) was Ps. 442,814 and the related carrying amount was Ps. 1,081,726 under Argentine GAAP.

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

NOTE 21 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On December 30, 2009, the CNV by means of General Resolution No. 562/09 ("GR 562/09") stipulated the application of Technical Resolution No. 26 ("TR 26"), which adopts IFRS issued by the IASB, for entities included in the public offer regime established by Law No. 17,811, either because of its capital or its negotiable bonds, or its request for authorization to be included in such regime. On December 3, 2010, TR 26 was modified by Technical Resolution No. 29 ("TR 29") in order to coordinate the dates of enforcement of the professional standard with the dates set by the CNV in the General Resolution mentioned above.

Adopting IFRS is compulsory for quoting companies -with some exceptions for banks, insurance companies and other entities in the public offer according to what is stipulated by the CNV- as from fiscal year started on January 1, 2012, accepting its early application for fiscal years started as from January 1, 2011.

In accordance to what is required by the GR 562/09, the Company elaborated a detailed Implementation Plan for adopting IFRS which was approved by the Company`s Board of Directors on April 22, 2010. Since the plan's approval up to this date, the implementation process has improved according to what has been stipulated in the said plan.

On January 24, 2012 CNV issued Resolution No. 600 which extended for one year the application of IFRS for licensee companies of the public utility service of gas transportations and distribution. As a consequence, the enforcement of these standards will be compulsory for the Company as from fiscal year stared on January 1, 2013, being the first quarterly financial statements those ended as of March 31, 2013. Transition date to IFRS is on January 1, 2012.

On February 17, 2012, the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) issued MD Resolution No. 669/12 confirming Resolution No 600.

On January 24, 2012, with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 -Service Concession Arrangements ("IFRIC 12") to natural gas transportation and distribution companies, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for such companies until the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided the reasons that the licensee companies of public natural gas transportation and distribution companies and their controlling companies are out of scope of  IFRIC 12 and that these companies must prepare their financial statements on the basis of IFRS as of January 1, 2013.

NOTE 21 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Contd.)

21.1. Exemptions and mandatory exemptions under IFRS 1

IFRS 1, allow companies which adopt these standards for the first time, to consider certain exemptions and mandatory exemptions just for once, at the beginning of the retroactive application of certain IFRS in force for the closing of financial statements on December 31, 2012. The said exemptions and mandatory exemptions have been set forth by the IASB in order to simplify the first enforcement of these standards.

Optional exemptions applicable to the Company

  Cost attributed to Fixed Assets: the cost of fixed assets, redefined in accordance to accounting standards in force, has been adopted as a cost attributed up to the IFRS transition date, as it is similar to the cost or depreciated cost according to the IFRS, adjusted to reflect changes in general or specific prices index. Moreover, IFRS set forth the alternative criteria for the measurement subsequent to the initial recognition of each asset category that compose the headings Property, Plant and Equipment, stipulating the "cost model" or the "revaluation model" for all categories of assets that compose Property, Plant and Equipment.
  Rental Property: The Company defined if the agreements in force at the IFRS transition date contained a rental property, due to the consideration of facts and circumstances existing at that date.

Mandatory exemptions applicable to the Company

  Estimates: estimates made by the Company according to IFRS on January 1, 2012 (IFRS transition date), are consistent to estimates made at the same date according to the Argentine GAAP.
  Disposal of financial assets and financial liabilities: the Company, in accordance to what is set forth in the IFRS 1, applied IFRS 9 in a prospective way to financial assets which were disposed of in accounts as the result of its financial debt restructuring on May 12, 2006, as a consequence of not having the necessary information to apply the IFRS 9 at the time of the initial recognition of those transactions.
  Other mandatory exemptions set forth in the IFRS 1 that have not been enforced for being irrelevant to the Company are:
    Hedge accounting.
    Non-controlled sharing
    Implicit derivatives.

21.2. Main differences related to the valuation criteria.

The main difference identified between the Argentine GAAP and the IFRS are described above:

  Inventories:

  Under IFRS, inventories are valued at cost or net realizable value, whichever is lower (without accepting the method of registration knows as "Last in, first out"), while under Argentine GAAP they are valued at their reposition cost. As a consequence the Company re-estimated the values of the inventories at their historical cost applying the criterion of the method of registration "weighted average price", as the prevision for obsolescence.

  Other Credits:

  Under Argentine GAAP, the Company has been recognizing as credits all those charges that within the regulatory framework of its License are defined as allocable to its customers and besides there are antecedents of their effective recognition, as described in Note 9.8 to the financial statements. Although the Company has duly complied with the necessary requirements for its approval, the different state bodies involved in this tariff matters are delayed as regards the issuance of the resolution that authorizes the effective invoicing. This lack of resolution prevents, according to IAS 18, payments from being considered for their total nominal value as credits, until counting on a resolution that approves and implements the corresponding allocation.

  NOTE 21 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (Contd.)

  Moreover, under Argentine GAAP, the Company has been recognizing deferred tax asset balance as credits and income tax credits , or presumptive minimum income tax that are considered to be recoverable depending on future taxable income estimates. IAS 12 -Income Tax, if the company has had recurrent fiscal losses, only allows recognizing deferred tax assets and fiscal credits related to income tax as long as they can be compensated with deferred tax liabilities.

  Tax effect of IFRS reconciliation entries

This adjustment represents tax effect on deferred income tax at a 35% rate on IFRS reconciliation entries previously described.

The Company has made the diagnoses of the most relevant differences as regards the valuation in its controlled company, MetroENERGIA, but has not found any substantial variation between the IFRS and the Argentine GAAP.

21.3. IFRS reconciliations

In accordance to what is required by regulations from TR 26 and TR 29 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), shareholders' equity determined according to argentine accounting standards and the one determined according to IFRS as of December 31, 2012 and January 1, 2012 and the reconciliation of the complete result of fiscal year ended on December 31, 2012 are included below. To this extent, the Company has taken into account, while preparing reconciliations, those IFRS that are considered to be applicable for preparing its financial statements as of December 31, 2013. All entries and figures contained in this note are subject to changes and shall only be considered definite when annual accounting statements corresponding to the fiscal year when IFRS are applied for the first time, are prepared. The Company has adopted IFRS 9 in advance.

Entries and figures included in the reconciliation could be modified as long as, at the time of preparing financial statements as of December 31, 2013, the standards to be used were different.

21.3) Shareholders' equity Reconciliation as of December 31, 2012 and 2011

Reconciliation between Shareholders' equity under Argentine GAAP and Shareholders' equity under IFRS standards as of January 1st and December 31, 2012 is described in detail in the table below:

Ref.	01/01/12	12/31/12
		Thousands of Ps.	
Shareholders´equity under Argentine GAAP		**515,798**	**372,993**
IFRS Adjustments - Increases (Decreases)			
Minority interest		**1,071**	**989**
Shareholders´equity and minority interest under Argentine Gaap		**516,869**	**373,982**
1. Other receivables			
Municipal Levies to be the passed trough to tariff	21.2.b	(108,644)	(106,984)
Income tax, minimum presumed income taxes and tax loss carry forward		(98,838)	(135,877)
2. Inventories			
Change in basis of accounting - inventory valuation	21.2.a	(1,993)	(1,967)
3. Tax effects from IFRS adjustments	21.2.c	38,722	38,133
Subtotal adjustments		**(170,753)**	**(206,695)**
Shareholders´equity according to IFRS		**346,116**	**167,287**
Shareholders´equity according to IFRS attributable to controliing interest		345,045	166,298
Shareholders´equity according to IFRS attributable to minority interest		1,071	989

21.3) Reconciliation of the Result for the year as of December 31, 2012

Reconciliation between the Result for the year under Argentine GAAP and Result for the year under IFRS standards is described in detail in the table below:

NOTE 22- SUBSEQUENT EVENTS - REORGANIZATION PROCEEDING

In compliance with the agreement of the call for creditors meeting described in Note 2.1, on January 11, 2013, MetroGAS proceeded to swap negotiable bonds held by financial creditors and debts from non-financial verified and declared acceptable creditors by New Negotiable Bonds. The issuance of the new negotiable bonds was approved by ruling of the Issuers Management of the National Securities and Exchange Commission on December 26, 2012, within the framework of the Global Program of Issuance of MetroGAS' Negotiable Bonds for a nominal value up to US$ 600 million.

Existing negotiable bonds were swapped by the Company by issuing Negotiable Bonds Series A-L amounting to USD 163,003,452 and Negotiable Bonds Series B-L amounting to USD 122,000,000, and to swap the Company's non-financial debt Negotiable Bonds Series A-U were issued amounting to USD 16,518,450 and Negotiable Bonds Series B-U amounting to USD 13,031,550

Furthermore, at that same date MetroGAS exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests as additional principal under Class A Negotiable Bonds since January 1, 2011 up to December 31, 2012 and to make a cash payment of interests accrued since January 1, 2013 up to the issuance date.

Since issuance date, all the Company's liabilities, in agreement with the terms of Existing Negotiable Bonds and of the Non-Financial Debt were paid off and all the rights, interests and benefits therein set forth were annulled and cancelled. As a consequence, Existing Negotiable Bonds and the Non-Financial Debt became extinct and the Company can no longer be demanded responsible for these liabilities. The estimate result before tax impact caused by the above mentioned debt swap is recognized as of the date of the swap and amounts a gain of Ps. 773 million, which is summarized in the table described below:
Summary of estimated gain from swap of debts of January 11, 2013	Millions of Ps.

Allowed unsecured liabilities to be swapped and derecognized	1,422
Cash payment of interests accrued between January 1, 2013 and January 11, 2013	(2)
Subtotal	1,420
Fair value of Class A and B New Negotiable Bonds	(647)
Estimated gain before income tax	773

As it is described in Note 2.1, the capital of Class A New Negotiable Bonds shall be paid in full in a single payment at maturity on December 31, 2018. New Negotiable Bonds will accrue interests at a nominal annual rate of 8.875%. Class B New Negotiable Bonds with maturity date in 2018 will only accrue interests if a Triggering Event takes place within the Deadline, and if the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Negotiable Bonds, which nominal value amount to USD 135 million, shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect. Interests will be paid in arrears semiannually, on June 30 and December 31 of each year, however MetroGAS has the option to capitalize 100% of the interests to be accrued between the date of issuance and June 30, 2013 and 50% of the interests to be accrued between July 1, 2013 and June 30, 2014.

NOTE 22- SUBSEQUENT EVENTS - REORGANIZATION PROCEEDING (Contd.)

In compliance with the terms and conditions of the issuance of New Negotiable Bonds, MetroGAS and its subsidiaries will have to comply with some restrictions that among others include the following:

  Incur or guarantee indebtedness,
  Make restricted payments, including payment of dividends,
  Make any Assets Sale,
  Make investments of any kind,
  Carry out sale- and- leaseback operations,
  Carry out operations with related companies,
  Constitute or take responsibility for taxes,
  Enter into merger agreements or consolidations, and
  Sale or lease the whole or a substantial part of its assets.

In the same way, the issuance of New Negotiable Bonds has a Mandatory Redemption Clause with "excess cash" (as defined in its Supplemental Indenture) that sets forth that the Company will assign the equivalent to excess cash (not assigned to restricted payments, among others) to redeem, on a pro-rata basis, Class A Negotiable Bonds and, after a Triggering Event has taken place, Class B Negotiable Bonds in circulation, by means pre-cancellation of Negotiable Bonds, as long as the Company not assigns the said amount of excess cash to carry out market transactions.

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

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

b) Expenses incurred;

c) Operating costs;

d) Allowances.

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

a) FOREIGN CURRENCY ASSETS AND LIABILITIES
MAIN ACCOUNT	December 31, 2012			December 31, 2011
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS
CURRENT ASSETS
Cash and banks
Cash	US$ 28	4.8780	137	US$ 29	124
	LBE 4	7.9228	32	LBE 4	27
	Euros 3	6.4390	19	Euros 3	17
	Real 5	2.3300	12	Real 5	11

Banks	US$ 92	4.8780	449	US$ 2,566	10,941

Investments	US$ 18	4.8780	88	US$ 18	77

Trade receivables	US$ 14,980	4.8780	73,072	US$ 17,249	73,550

Other receivables	US$ 957	4.8780	4,668	US$ 795	3,390
	Euros -	-	-	Euros 21	116
Total Current Assets			78,477		88,253
TOTAL ASSETS			78,477		88,253

LIABILITIES
CURRENT LIABILITIES
Accounts payable	US$ 10,513	4.9180	51,703	US$ 12,645	54,424
	Euros 27	6.5041	176	Euros 8	45
	LBE 20	8.0026	160	LBE -	-
Total Current Liabilities			52,039		54,469

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)
MAIN ACCOUNT	December 31, 2012			December 31, 2011
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.
NON-CURRENT LIABILITIES
Reorganization liability
Accounts payable	US$ 5	4.9180	25	US$ 6	26
Financial debt	US$ 225,021	4.9180	1,106,651	US$ 225,021	968,487
	Euro 27,003	6.5041	175,629	Euro 27,003	150,844
Total Non-Current Liabilities			1,282,305		1,119,357
TOTAL LIABILITIES			1,334,344		1,173,826

US$: United States Dollars

LBE: Pounds Sterling

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

b) EXPENSES INCURRED
MAIN ACCOUNT	December 31, 2012						December 31, 2011	December 31, 2010
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS
Payroll and other employees benefits	7,433	74,093	-	72,693	68,160	222,379	170,658	132,598
Social security contributions	2,825	15,736	-	12,734	15,323	46,618	40,526	38,501
Directors' fee	-	-	-	1,340	-	1,340	1,340	1,309
Fees for professional services	-	679	-	5,787	350	6,816	17,702	13,660
Sundry materials	-	6,330	-	-	-	6,330	6,014	4,400
Fees for sundry services	-	24,621	-	1,818	28,668	55,107	39,274	30,938
Postage, telephone and fax	-	1,053	-	1,596	18,592	21,241	15,147	12,095
Leases	-	265	-	4,357	1,674	6,296	5,176	4,297
Transportation and freight charges	-	-	-	2,237	-	2,237	1,575	1,206
Office materials	-	774	-	2,226	368	3,368	2,731	2,066
Travelling expenses	-	661	-	573	69	1,303	904	832
Insurance premium	-	-	-	6,904	-	6,904	5,613	3,467
Fixed assets maintenance	-	41,696	-	20,065	72	61,833	53,247	41,187
Fixed assets depreciation	-	65,526	-	10,546	-	76,072	71,961	74,421
Taxes, rates and contributions (1)	-	2,727	60,772	22,778	49,954	136,231	67,706	60,550
Publicity	-	-	-	-	1,909	1,909	1,442	1,053
Allowance for doubtful accounts	-	-	-	-	3,418	3,418	(1,856)	6,973
Bank expenses and commissions	-	-	-	322	10,402	10,724	7,493	6,704
Contingencies reserve	-	-	-	11,884	-	11,884	12,087	9,464
Others	-	3,796	-	748	454	4,998	6,374	5,104

Total as of December 31, 2012	10,258	237,957	60,772	178,608	199,413	687,008	525,114	450,825

Total as of December 31, 2011	8,514	204,762	35	158,746	153,057	525,114

Total as of December 31, 2010	6,347	186,219	35	123,831	132,837	449,269

(1) The increase in operating expenses of processed natural gas as of December 31, 2012 is due to the increase of the processed natural gas costs as consequence of the trust fund for financing imported gas charge, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011. See note 5.m)

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

c) OPERATING COSTS
MAIN ACCOUNT	December 31, 2012	December 31, 2011	December 31, 2010
Stock at the beginning of the year
Natural Gas	-	-	-
Processed Natural Gas	-	-	-
	-	-	-

Plus
Purchases
Natural Gas	386,652	424,583	404,808
Processed Natural Gas	-	-	-
	386,652	424,583	404,808

Transportation of Natural Gas	235,600	227,050	216,150
Transportation of Processed Natural Gas	1,971	1,976	1,976
	237,571	229,026	218,126
Operating Expenses (Note 23b))
Natural Gas	237,957	204,762	187,775
Processed Natural Gas (1)	60,772	35	35
	298,729	204,797	187,810

Operating Cost	922,952	858,406	810,744

Natural Gas	860,209	856,395	808,733
Processed Natural Gas	62,743	2,011	2,011

(1) The increase in operating expenses of processed natural gas as of December 31, 2012 is due to the increase of the processed natural gas costs as consequence of the trust fund for financing imported gas charge, imposed by ENARGAS Resolutions No. I/1,982 and I/1,988, that applies for processed natural gas activity since November 1, 2011.

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)		Decrease	Balance at the end of the year

Deducted from assets

For doubtful accounts	2012	16,959	(1)	2,433	(3,945)	15,447
	2011	21,896		(1,856)	(3,081)	16,959
	2010	17,378		6,973	(2,455)	21,896

For obsolescence of materials -inventory	2012	1,630	(2)	(142)	(137)	1,351
	2011	1,751		26	(147)	1,630
	2010	1,835		(45)	(39)	1,751

For obsolescence of materials-Fixed assets	2012	1,035		440	(106)	1,369
	2011	615		427	(7)	1,035
	2010	529		88	(2)	615

For disposal of fixed assets	2012	6,694	(3)	4,851	(6,044)	5,501
	2011	8,756		6,129	(8,191)	6,694
	2010	7,450		8,581	(7,275)	8,756

Valuation allowance on minimum presumed income tax	2012	41,166		(7,260)	-	33,906
	2011	21,066		20,100	-	41,166
	2010	21,066		-	-	21,066

NOTE 23 - OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION (Contd.)

d) ALLOWANCES (contd.)
MAIN ACCOUNT		At the beginning of the year	Increase (recovery)		Decrease	Balance at the end of the year
Included in liabilities
For contingencies
Executive proceedings	2012	28,703	(4)	4,241	-	32,944
	2011	21,834		6,987	(118)	28,703
	2010	14,340		7,690	(196)	21,834

Turnover tax GCBA (Note 16.1)	2012	18,811	(4)	5,552	-	24,363
	2011	16,670		2,141	-	18,811
	2010	6,978		9,692	-	16,670

Rates and charges (Note 16.2)	2012	23,393	(4)	1,071	-	24,464
	2011	22,326		1,067	-	23,393
	2010	21,259		1,067	-	22,326

Fines GCBA (Note 16.3)	2012	2,554	(4)	3,736	-	6,290
	2011	2,415		139	-	2,554
	2010	837		1,578	-	2,415

Interpretation disagreements with the Regulatory Authority (Note 16.4)	2012	10,839	(4)	2	(900)	9,941
	2011	9,169		1,670	-	10,839
	2010	22,658		(13,489)	-	9,169

Others	2012	6,767	(4)	(2,718)	(26)	4,023
	2011	6,684		83	-	6,767
	2010	4,704		2,926	(946)	6,684

(1) The charge in results is disclosed in Note 23 b).

(2) Charged in results in the line Sundry materials of Note 23 b).

(3) Charged in results in the line Operating expenses - Others of Note 23 b)

(4) The charge in results is disclosed in Note 23 b).