Form 20-F
period 2013-12-31
METROGAS INC
filed 2014-04-28
CIK 931069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 1-13442

METROGAS S.A.

(Exact name of Registrant as specified in its charter)

METROGAS Inc.

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, nominal value Ps. 1.00 per share: 290,277,316

Class B Ordinary Shares, nominal value Ps. 1.00 per share: 221,976,771

Class C Ordinary Shares, nominal value Ps. 1.00 per share: 56,917,121

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer                ☐  Accelerated filer                ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:    ☐  Yes    ☐  No

i

ii

iii

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This annual report on Form 20-F (our “Annual Report”) contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Some of these forward-looking statements include forward-looking phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

i)	the renegotiation of the terms of our license and tariffs with the Argentine National Government;

ii)	anticipated revenues, capital expenditures, cash flows and financing requirements;

iii)	economic and political developments in Argentina, foreign exchange restrictions on payments abroad, as well as actions by the Ente Nacional Regulador del Gas (the National Gas Regulatory Board, or the “ENARGAS”), the Argentine regulatory agency with jurisdiction over us, and other governmental authorities that may affect us;

iv)	the effects of inflation and currency volatility on our financial condition and results of operations;

v)	the implementation of our business strategy;

vi)	descriptions of new services and anticipated demand for services and other changes in rates and tariff regulations and charges for gas services;

vii)	descriptions of the expected effects of our competitive strategies; and

viii)	the impact of actions taken by our competitors and other third parties, including courts and other governmental authorities.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, including:

i)	the economic and political instability of Argentina;

ii)	changes in inflation;

iii)	fluctuations in the currency exchange rates between the Argentine Peso and foreign currencies;

iv)	changes in financial and natural gas regulation;

v)	the current gas and electricity supply bottleneck affecting Argentina and the impact of emergency laws and regulations enacted or proposed by the Argentine National Government;

vi)	revocation of our license, as defined below, to provide gas services;

vii)	the outcome of pending legal claims against us; and

viii)	the matters discussed under “Risk Factors.”

Some of these factors are discussed in more detail in our Annual Report, including under Item 3: “Key Information-Risk Factors,” Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects.” If one or more of these risks or uncertainties affects future events and circumstances or if underlying assumptions do not materialize, actual results may vary materially from those described in our Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in our Annual Report and have no obligation to update any such statements.

INTRODUCTION AND USE OF CERTAIN TERMS

In this document, any reference to “we,” “our,” “ours,” and “us” means MetroGAS S.A.

In this Annual Report, references to “U.S.$,” “U.S. Dollars” and “Dollars” are to United States Dollars and references to “Ps.,” “Pesos” or “$” are to Argentine Pesos, the lawful currency in Argentina. References to “Euros” are to the currency of the European Economic and Monetary Union. Percentages and some currency amounts in our Annual Report were rounded for ease of presentation. Any reference to the “National Government” or the “Argentine National Government” is to the federal government of the Republic of Argentina.

In addition, references to “billions” are to thousands of millions. References to “CM” are to cubic meters, to “MCM” are to thousands of cubic meters, to “MMCM” are to millions of cubic meters and to “BCM” are to billions of cubic meters. References to “CF” are to cubic feet, to “MCF” are to thousands of cubic feet, to “MMCF” are to millions of cubic feet and to “BCF” are to billions of cubic feet. One cubic meter equals 35.3145 cubic feet. References to “BTU” are to British thermal units and to “MMBTU” are to millions of British thermal units. A BTU is the amount of heat needed to increase the temperature of one pound of water by one degree Fahrenheit (252 calories). Although BTU is a calorific measurement and does not correspond exactly to volume measurements, in calculating our gas purchase requirements we estimate that one cubic foot (0.03 CM) of gas provides one thousand BTUs. References to “km” are to kilometers.

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains our audited consolidated financial statements as of December 31, 2013 and 2012 and January 1, 2012 and for the fiscal years ended December 31, 2013 and 2012 and the notes thereto (our “Annual Consolidated Financial Statements”), which have been audited as follows: (i) Deloitte & Co. S.A. has audited our consolidated financial statements as of December 31, 2013 and for the year then ended, and (ii) Price Waterhouse & Co. S.R.L has audited our consolidated financial statements as of December 31, 2012 and January 1, 2012 and for the year ended December 31, 2012. Deloitte & Co. S.A. is an Argentine member firm of Deloitte Touche Tohmatsu Limited, and our current independent registered public accounting firm, as stated in their report appearing herein (“Deloitte”). Price Waterhouse & Co. S.R.L., Buenos Aires Argentina (which is a member firm of PriceWaterhouseCoopers) is an independent registered public accounting firm, as stated in their report appearing herein (“PwC”). See Item 18: “Financial Statements.” Our Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our Annual Consolidated Financial Statements are MetroGAS’s first annual financial statements that are fully compliant with IFRS. IFRS 1 –“First-time Adoption of International Reporting Standards” has been applied in preparing our Annual Consolidated Financial Statements.

This Annual Report contains certain amounts and ratios (including percentage amounts) that have been rounded up or down for ease of presentation. The effect of such rounding is not material. Such amounts, as so rounded, are also used in the text of our Annual Report. Accordingly, numerical figures shown as totals in tables may not be an arithmetic aggregation of the figures that preceded them.

In addition, our Annual Consolidated Financial Statements use the exchange rate as of each relevant date or period-end quoted by Banco de la Nación Argentina (“Banco Nación”). In the case of U.S. Dollars, Banco Nación quotes for such exchange rates were Ps. 1.00 per U.S.$ 1.00 until December 23, 2001. From December 24, 2001 to January 10, 2002, the exchange market was officially suspended. On January 10, 2002, the Argentine National Government established a dual exchange rate system and the exchange rate in the free market began to float for the first time since April 1991. On January 10, 2002, the free market rate was Ps. 1.70 per U.S.$ 1.00 while the official market rate was Ps. 1.40 per U.S.$ 1.00. On February 8, 2002, the Argentine National Government repealed the dual exchange rate, and since February 11, 2002, Argentina has had one freely floating exchange rate for all transactions. As of December 31, 2013, the only exchange market available was the free market and the quotation was Ps. 6.521 per U.S.$ 1.00 and as of April 16, 2014 the exchange rate was Ps. 8.001 per U.S.$ 1.00. The reader should not construe the translation of currency amounts in our Annual Report to be representations that the Peso amounts actually represent U.S. Dollar amounts or that any person could convert the Peso amounts into U.S. Dollars at the rate indicated or at any other exchange rate. See Item 3: “Key Information-Exchange Rates Information” for information regarding exchange rates.

The contents of our website are not part of our Annual Report.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) issued Technical Resolution No. 26 (“RT 26”) “Adoption of IFRS” as issued by the IASB which requires companies under the supervision of the Comisión Nacional de Valores (“CNV”) to prepare their financial statements in accordance with IFRS as issued by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods.

There are Consejos Profesionales (“standard setters”) in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Autonomous City of Buenos Aires which Consejo Profesional is the CPCECABA.

On April 25, 2009, the CPCECABA approved RT 26. However, the CNV issued Resolution No. 562/09, as amended by Resolution 576/10, which formally adopted RT 26 for fiscal years beginning on January 1, 2012. On January 24, 2012, the CNV issued Resolution No. 600 extending the enforcement of the IFRS to the fiscal year beginning on January 1, 2013 for registrant licensees of the public service of natural gas transport and distribution, as well as, their controlling companies.

Consequently, the application of IFRS is compulsory for us as from the fiscal year commenced on January 1, 2013, and our Annual Consolidated Financial Statements are the first financial statements prepared in accordance with these standards. The transition date to the IFRS for us as established in the IFRS 1 “First Time Adoption of IFRS” is January 1, 2012.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The following tables set forth our selected consolidated financial and operating data as of and for the years ended December 31, 2013 and 2012, respectively. Our financial and operating data should be read in conjunction with, and are qualified in their entirety by, our Annual Consolidated Financial Statements, the notes related thereto and the information contained in Item 5: “Operating and Financial Review and Prospects.”

We prepared our Annual Consolidated Financial Statements in conformity with IFRS as issued by the IASB. These Annual Consolidated Financial Statements are MetroGAS´s first annual financial statements that are fully compliant with IFRS. IFRS 1 –“First-time Adoption of International Reporting Standards” has been applied in preparing our Annual Consolidated Financial Statements.

The financial data contained in this Annual Report as of December 31, 2013 and 2012 and for the years then ended has been derived from our Annual Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	As of and for the year ended December 31,
	2013	2013	2012
	in thousands of U.S.$ (1)	(in thousands of Pesos, except per share and per ADS data)
Consolidated Statement of Profit and Loss and Other Comprehensive Income Data:
Revenues	296,919	1,936,211	1,481,375
Operating costs	(219,783)	(1,433,202)	(1,192,226)
Gross profit	77,137	503,009	289,149
Administration expenses	(35,063)	(228,647)	(169,984)
Selling expenses	(39,680)	(258,753)	(199,413)
Other income and expenses	7,248	47,266	(6,086)
Operating income (loss)	9,642	62,875	(86,334)
Finance income	3,914	25,526	29,917
Finance cost	(56,300)	(367,131)	(171,517)
Net financial results	(52,385)	(341,605)	(141,600)
Debt restructuring result	116,159	757,470	0
Result before income tax	73,415	478,740	(227,934)
Income tax and minimum presumed income tax (“MPIT”)	(34,030)	(221,910)	49,106

Profit (loss) for the year and total comprehensive income	39,385	256,830	(178,828)
Number of shares outstanding	569,171	569,171	569,171

Net Result per share	0.07	0.45	(0.31)
Net Result per ADS	0.69	4.51	(3.14)
Dividends per share	0.00	0.00	0.00
Dividends per ADS	0.00	0.00	0.00
Consolidated Statement of Financial Position Data:

Cash and cash equivalents	17,879	116,592	153,208
Working capital (2)	(26,954)	(175,767)	(130,466)
Properties, plant & equipment	283,638	1,849,603	1,780,930
Total current assets	74,284	484,407	432,380
Total non current assets	285,323	1,860,591	1,788,122
Total assets	359,607	2,344,998	2,220,502
Reorganization liabilities - financial debt	0	0	1,282,280
Reorganization liabilities - others	2,153	14,040	147,021
Total reorganization liabilities	2,153	14,040	1,429,301
Long term financial debt	146,101	952,726	0
Short term financial debt	61	398	0
Total financial debt (3)	146,162	953,124	1,282,280
Total current liabilities	101,238	660,174	562,846
Total non current liabilities	193,330	1,260,707	1,490,369
Total liabilities	294,568	1,920,881	2,053,215
Shareholders equity	65,039	424,117	167,287
Other Consolidated Financial Data:
Depreciation of properties, plant & equipment and investment property	12,435	81,088	76,072
Increase in properties, plant & equipment	25,463	166,046	111,178

Notes:

(1)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco Nación for December 31, 2013, which was Ps. 6.521 per U.S.$ 1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See Item 3: “Exchange Rates Information.”

(2)	Working capital equals Total current assets less Total current liabilities.
(3)	Includes reorganization liabilities - financial debt.

	Years ended December 31,
	2013		2012		2011
	MMCM	MMCF	MMCM	MMCF	MMCM	MMCF
Volumes Transported (1):

Average daily firm transportation capacity	24.6	868.7	24.6	868.7	24.6	868.7
Average daily volume	22.0	776.6	23.4	826.4	23.7	837.0
Firm (including residential)	12.9	455.6	13.1	462.6	13.2	466.2
Interruptible	9.1	321.4	10.3	363.7	10.5	370.8
Load factor (2)	89.4%		95.1%		96.5%
Volumes Delivered:
Average daily volume	21.0	741.6	22.3	787.5	22.6	798.1
Firm (including residential)	12.3	434.4	12.5	441.4	12.6	445.0
Interruptible	8.7	307.2	9.8	346.1	10.0	353.1

Notes:

(1)	Volumes transported exceed volumes delivered primarily due to gas losses occurring in the distribution system.
(2)	Represents the daily average volume of gas transported under firm transportation contracts divided by the daily firm transportation capacity under such contracts.

	Years ended December 31,
	2013	2012	2011
Selected Operating Data:
Total number of customers	2,307,810	2,280,557	2,249,513
Residential	2,225,700	2,198,367	2,167,496
Others	82,110	82,190	82,017
Kilometers of pipeline	16,733	16,651	16,548
Total number of employees	1,131	1,148	1,059

Exchange Rates Information

The following table sets forth, for the periods indicated, the period-end, average, low and high rates for the purchase of U.S. Dollars, expressed in Pesos per U.S. Dollar. On December 31, 2013, the Peso/U.S. Dollar exchange rate was Ps. 6.521 per U.S.$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The Argentine peso has recently been subject to devaluation (approximately 23% during January 2014).

	Observed Exchange Rates (Ps. Per U.S.$)
Year Ended December 31,	High (a)	Low (b)	Average (c)	Period End
2009	3.8540	3.4490	3.7299	3.8000
2010	3.9880	3.7940	3.9130	3.9760
2011	4.3040	3.9320	4.1311	4.3040
2012	4.9180	4.3040	4.5502	4.9180
2013	6.5210	4.9250	5.4788	6.5210
Month Ended October 31, 2013	5.9120	5.8000	5.8505	5.9120
Month Ended November 30, 2013	6.1410	5.9310	6.0184	6.1410
Month Ended December 31, 2013	6.5210	6.1580	6.3228	6.5210
Month Ended January 31, 2014	8.0150	6.5450	7.1216	8.0100
Month Ended February 28, 2014	8.0060	7.7600	7.8473	7.8740
Month Ended March 31, 2014	8.0050	7.8610	7.9398	8.0020
April 1, 2014 through April 16, 2014	8.0020	8.0000	8.0006	8.0010

Notes:

(a)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(b)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(c)	Average of the daily closing rate for year-end, month-end or period-end rates, as noted.

Source: Banco Nación.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risk Factors Relating to Argentina

Our business is largely dependent upon economic conditions in Argentina.

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues, operations, facilities, assets and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory and political conditions prevailing in Argentina.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, Argentina’s gross domestic product (“GDP”), grew at an average annual real rate of approximately 8.5% from 2003 to 2008. The growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%. In 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9%. On March 27, 2014, the Argentine National Government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 3%. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the economy will not contract. In addition, the Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). If economic conditions in Argentina were to deteriorate, or if inflation were to accelerate further, or if the Argentine National Government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.

Argentine economic results are dependent on a variety of factors, including (but not limited to) the following:

•	international demand for Argentina’s principal exports;

•	international prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the peso against foreign currencies;

•	levels of consumer consumption and foreign and domestic investment and financing; and

•	the rate of inflation.

The Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). The Argentine National Government is analyzing certain measures in response to the impact of such devaluation on the rest of the economy, including inflation. In addition, Argentina has confronted inflationary pressures. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, INDEC), from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5% 10.8% and 10.9%, respectively; the wholesale price index increased 8.8%, 10.3%, 14.6%, 12.7%, 13.1% and 14.8%, respectively. However, certain private sector analysts usually quoted by the government opposition, based on methodologies being questioned by the Argentine National Government on the basis of the lack of technical support, believe that actual inflation was significantly higher than that reflected in INDEC reports according to the methodology prevailing for such reports until December 2013. In 2014, the Argentine National Government established a new consumer price index (“IPCNU”) which more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions, whereas the previous index only considered price information from the area surrounding the city of Buenos Aires. According to the IPCNU, inflation for January and February 2014 was 3.7% and 3.4%, respectively. Increased rates of inflation in Argentina could increase our cost of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not be higher in the future.

In addition, Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial condition and results of operations. Furthermore, a significant depreciation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial condition and results of operations.

Furthermore, in 2005, Argentina successfully restructured a substantial portion of its sovereign bond indebtedness and settled all of its debt with the IMF. In June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the bond indebtedness on which Argentina had defaulted in 2002 was restructured. Certain bondholders did not participate in the restructuring and instead sued Argentina for payment. In late October 2012, the United States Court of Appeals for the Second Circuit rejected an appeal by Argentina concerning payments allegedly due on bonds that had not been the subject of the swaps in 2005 and 2010. On November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S.$1,330 million for payment to the holdout bondholders. Argentina appealed the District Court’s November 21 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On March 19, 2013, Argentina submitted to the Second Circuit a proposed payment plan for holdout bondholders. That proposal was rejected by the plaintiff holdout bondholders on April 19, 2013. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the Supreme Court of the United States.

On September 3, 2013, the District Court granted plaintiff holdout bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets and the relationship between Argentina and YPF S.A. (“YPF”). In January 2014, the United States Supreme Court accepted an appeal by Argentina concerning the permissible scope of discovery into its assets.

Litigation initiated by holdout bondholders has resulted, and may result, in material judgments against Argentina and could result in attachments of or injunctions relating to assets of or deemed owned by Argentina. Such attachments or injunctions could have a material adverse effect on the country’s economy and also affect our ability to access international financing or repay our obligations.

For additional information related to the evolution of the Argentine economy see “Item 5 – Operating and Financial Review and Prospects.”

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic or tax policies; and

•	political and social tensions.

Any of these factors, as well as volatility in the capital markets, may adversely affect our financial condition and results of operations or the liquidity, trading markets and value of our securities.

The Argentine economy has been adversely affected by economic developments in other markets.

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide. Considering the recent international turmoil, Argentina’s economy remains vulnerable to external shocks, including those relating to or similar to the global economic crisis that began in 2008 and the uncertainties surrounding European sovereign debt. For example, the challenges faced by the European Union to stabilize some of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the Argentine economy and, as a consequence, the Company’s results of operations and financial condition.

We may be exposed to fluctuations in foreign exchange rates. Variations in exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

We are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2013 our financial debt is payable in U.S. dollars and consequently, is exposed to changes in exchange rates (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign Exchange exposure”). Consequently, variations in exchange rates could result in significant changes in the amount required to be applied to debt service thus affecting our results and financial condition. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect us.

Restrictions on Argentina’s energy supplies could negatively affect Argentina’s economic activity.

Demand for electricity and natural gas in Argentina has increased substantially over the course of the last several years, driven by the general economic recovery in Argentina and low prices in comparison to alternative fuel sources. The Argentine National Government has taken a number of measures aimed at alleviating the short-term impact of supply restrictions on residential and industrial users such as importing natural gas from Bolivia, importing liquefied natural gas (“LNG”) transported to Argentina in vessels, effecting the Total Energy Plan, implementing the Gas Plus Plan and building a propane/air injection plant (“PIPA”). Additionally, the Argentine National Government by Law No. 26,741, established measures to turn around the energy situation in the middle and long term.

These measures are currently at an early stage of implementation and therefore the effect of such measures on the overall supply of gas and electricity cannot be accurately assessed at this stage. If the measures that the Argentine National Government has taken to alleviate the short-term imbalance in energy supply prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium- and long-term fail to materialize on a timely basis, economic growth in Argentina could be curtailed and our business, financial condition and results of operations could be adversely affected.

Additionally, the international price of oil and gas may increase because of conflicts in the Middle East. This could negatively impact the Argentine economy due to the amount of natural gas and oil byproducts that Argentina currently imports, which could lead to a materially adverse effect on our business.

We are subject to exchange and capital controls.

In the past, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, additional foreign exchange restrictions have been imposed which restrict purchases of foreign currency and transfers of foreign currency abroad. Such restrictions include the requirement for financial institutions to inform in advance, and obtain approval from the Argentine Central Bank, with respect to any foreign exchange transaction to be entered into through the foreign exchange market with the exception of payments related to foreign debt previously liquidated in the domestic market.

There can be no assurances regarding future modifications to exchange and capital controls. Exchange and capital controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Risk Factors Relating to Us

The renegotiation of the terms and conditions of our license with the Argentine National Government has not concluded and we could face economic and financial difficulties. We cannot assure you as to what the outcome of the renegotiation of the terms and conditions of our license with the Argentine National Government will be.

As from December 2001, the Argentine National Government adopted a number of measures designed to act in the face of the difficult economic, financial and social conditions prevailing in the country, which entailed a significant change in the economic policies then being applied.

The most salient of those measures included: (1) implementing a floating rate of exchange, which resulted in a significant devaluation of the Argentine peso during the first months of 2002, (ii) the conversion to Argentine pesos of some foreign currency denominated assets and liabilities kept within the country, and (iii) the conversion to Argentine pesos of the rates and tariffs of public services.

As part of the above measures, Public Emergency and Foreign-Exchange System Law No. 25,561 (the “Emergency Law”) was enacted on January 9, 2002. This law was subsequently supplemented by other statutes, executive decrees and regulations issued by different governmental agencies. This set of rules involved a substantial change in the terms of our License under which we had been operating, and in the relationship between us and the Argentine National Government, as it modified the tariff system established under Law No. 24,076 (the “Gas Act”) and supplementary regulations.

The Argentine Executive Power (the “Executive Power”) has been authorized to renegotiate public service agreements on the basis of the following factors: a) the impact of service rates on economic competitiveness; b) the quality of services and any investment plans contemplated in the relevant agreements; c) users’ interests and service accessibility; d) the safety of any systems involved; and e) the profitability of the companies involved. Note 2.4.2 to our Annual Consolidated Financial Statements describes the rate renegotiation process carried out between the Company and the Argentine National Government.

In the process of our License Renegotiation under the Emergency Law, we entered into a temporary agreement (the “Temporary Agreement”) with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) on October 1, 2008, which agreement was ratified by the Executive Power by Executive Decree No. 234/09 published in the Official Gazette on April 14, 2009. The Temporary Agreement has not been implemented yet; because the rate schedule contemplated by such Executive Decree has not been issued. For further details see Item 4 B Business Overview – Regulatory Framework – ENARGAS – Tariffs.

On March 26, 2014 we signed a Provisional Agreement, which has been ratified through Decree No. 445 published in the Official Gazette on April 7, 2014 (“The 2014 Agreement”). The 2014 Agreement is supplementary to the Temporary Agreement entered into in 2009 with the UNIREN, all in the context of our ongoing negotiations with the Argentine National Government to reach a definitive comprehensive tariff agreement.

The 2014 Agreement includes a provisional price and tariff adjustment for our natural gas distribution service, reflecting the changes necessary to enable us to continue operating and to make necessary infrastructure and other improvements, subject to ENARGAS approval and pursuant to the Gas Industry Regulatory Framework’s established guidelines, including changes in the price of gas at the transmission system entry point.

Pursuant to the 2014 Agreement, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied. (See Item 8 B Significant Changes and Item 4 B Business Overview – Regulatory Framework – ENARGAS - Tariffs).

In light of the foregoing developments, based on our estimates, the effect of the tariff increases would enable us to continue operating as a going concern. Nevertheless, the real impact will depend on a variety of factors beyond our control, including but not limited to a possible reduction in our customers’ consumption of natural gas, which in turn will not only depend on their individual efforts to reduce their use of natural gas, but also on the effects of weather and other factors in 2014.

Moreover, we cannot guarantee that these tariff increases will not negatively impact our accounts receivable in arrears, and consequently, our results of operation.

We cannot assure you as to what the outcome of the final renegotiation of the terms and conditions of our license with the Argentine National Government will be and if it will allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity and when final renegotiations will be completed.

Our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange.

As a result of our filing to commence a reorganization proceeding (concurso preventivo), our ADSs were (i) suspended from trading on the NYSE beginning on June 18, 2010 and (ii) delisted from the NYSE following the NYSE’s application on Form 25 with the SEC on July 15, 2010. The suspension of trading of our ADSs on the NYSE and their subsequent delisting have negatively impacted the levels of liquidity available to our ADS holders as they can only trade their securities (i) on the over-the-counter market in the United States or (ii) after converting them into common shares on the Buenos Aires Stock Exchange. Additionally, we can provide no assurance that we will be able to re-list our ADSs on the NYSE should we successfully reorganize our Company.

The energy industry in Argentina has experienced an increased demand for natural gas, which cannot be met by the current gas and transportation supply and could lead us to be unable to meet our customers’ needs and adversely affect our result of operations.

As stated above, the Public Emergency Law of 2002 converted the public service companies’ tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per USD 1.00 and froze them at that rate. This resulted in the price of natural gas being substantially lower on an energy-equivalent basis than the prices of competing fuels. These factors, coupled with economic growth, led to a substantial increase in the demand for natural gas. In addition, historically there have been low investments in facilities for the production, transportation and distribution of natural gas as a result of a disparity between the demand and supply of natural gas and gas transportation capacity. This situation may eventually lead to a gas and electricity supply bottleneck, primarily due to the high risk of failures of the Argentine energy supply system.

In order to prevent natural gas shortages in the domestic market and to guarantee the natural gas supply to non-interruptible consumers, pursuant to Resolutions No. 659/04, 503/04, 752/05, 882/05, 939/05, 1,329/06, 1,886/06 , 599/07 and 172/12 (all enacted by the Energy Secretariat) and their regulatory rules, ENARGAS and/or other competent authorities are allowed to redistribute gas volumes and/or reallocate transportation capacities, thereby modifying existing contractual rights and obligations set forth under agreements entered into by and between private parties. As a consequence, we may be unable to obtain enough natural gas and/ or natural gas transportation capacity to meet customer demand, which could have a negative impact on our cash flow and on our operations results.

At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants and insufficient injection of gas at wellheads. In order to prevent shortages resulting from this state of emergency, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors to use gas originally destined for exports and electric generation to meet domestic demand. While this did not affect us because we did not utilize these resources, the Secretariat of Interior Commerce and the Energy Secretariat took further steps in governmental oversight in 2007 by increasing its intervention over our business operations. In particular, they restricted our distribution of natural gas to certain industrial customers and power plant customers, with the goal of guaranteeing the supply of natural gas to non-interruptible customers. The state of emergency continued from 2008 to 2013. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2014.

If, despite these measures, it is still impossible for us to supply residential customers, our License requires that we declare an emergency situation and follow the instructions of ENARGAS and /or adopt decisions taken within the framework of an Emergency Committee formed by the intervening authorities and by the transportation and distribution companies involved. If said interruptions were carried out and were attributable to us, after an administrative proceeding, we could be fined a maximum of Ps. 500,000 and even be subject to the cancellation of our License. Similarly, we may be held responsible for damages caused to our customers as a result of those interruptions. The difficulties described above that we have faced in meeting the natural gas demand of our firm customers have not triggered these emergency provisions. However, if we were not able, for any reason, to supply the gas required by our customers for an extended period, our financial situation as well as our operations results could be substantially and seriously adversely affected in the manner described above.

Demand for our services is highly sensitive to weather conditions in Argentina.

Our sales are highly sensitive to weather conditions in Argentina. Demand for natural gas is, and, accordingly our revenues are, significantly higher during the winter months than during the rest of the year. On the other hand, unseasonably warm weather in our service area during the winter months can cause a significant reduction in gas demand, especially among residential customers (our largest single source of revenues) and upon which we charge the highest margins. Since the current regulatory scheme does not allow us to recover the cost of any unused firm transportation capacity through our tariffs, the adverse effect of a weather-related reduction in demand from our residential customers may be worsened if we are unable to transfer their excess transportation capacity to other classes of customers or to dispose of our surplus capacity.

Our revenues may be adversely affected by increases in the supply of hydroelectric power.

Under the Argentine electrical regulatory system, electricity generators are dispatched in ascending order of marginal generation cost. Since hydroelectric generation plants and other generation facilities not fueled by LNG generate power at a lower marginal cost than the generation marginal cost of other power plants (including our power plant customers, whose generation facilities are fueled by LNG), a material increase in power generated by hydroelectric generating stations or in generation facilities fueled by national fuel oil may displace a material amount of power generated by other types of power plants fueled by a more expensive fuel like LNG (including those of our power plant customers) and cause a corresponding decrease in sales to our power plant customers. Heavy precipitation and a material increase in installed hydroelectric generation capacity and the availability of national fuel oil will, unless the related power is exported or unless transmission facilities are insufficient to transmit such power, most likely increase the supply of cheaper power, thereby reducing demand for thermal generation and, as a result, our sales to power plants. The effect of this displacement is particularly adverse to us if it occurs during the warmer months of the year, the period during which our sales to power plants typically represent a significant portion of our revenues and permit us to use our excess firm transportation capacity.

We operate in a highly regulated industry. Changes in the regulatory framework could have a substantial negative impact on our financial performance and our operation results.

We operate in a highly regulated industry. As a result of the economic volatility in Argentina since 2001, the Argentine National Government has issued different regulatory measures in order to mitigate adverse effects in the energy sector.

In February 2004, the Executive Power issued Executive Order No. 180/04, which created a special trust fund for the new transportation and distribution infrastructure, conformed the Gas Electronic Market to coordinate and centralize all operations related to spot gas purchases and secondary markets of transportation and distribution, replaced, modified and introduced the terms and conditions of certain categories of distribution, allowed the reselling of distribution services on behalf of distribution users in certain conditions and authorized natural gas distribution companies to have a controlling participation in natural gas marketers. See “Information on the Company-Business Overview.” In February 2004, the Executive Power issued Executive Order No. 181/04, allowing the Energy Secretariat to enter into an agreement with natural gas producers to adjust the price of natural gas paid by natural gas distribution companies at the point of entry into the transportation system. The agreement set forth in this Executive Order was approved by the Ministry of Federal Planning, Public Investment and Public Services in Resolution No. 208/04.

According to Executive Orders No. 180/04 and 181/04, the Energy Secretariat and ENARGAS issued different regulations stipulating, among other things, to suspend natural gas exports, to fix discounts or charges for certain users and to create a supply cut regime for the systems of transportation and distribution, designed to guarantee natural gas supply to uninterruptible customers.

In May 2005, the Energy Secretariat issued Resolution No. 752/05, which set forth “unbundling,” a system of subdivision of categories. This resolution prohibited natural gas distribution companies from selling natural gas to certain big users. Since then, several modifying resolutions have been implemented, which (i) modified the terms set forth in Resolution No. 752/05, (ii) excluded certain customers and organizations from the system of categories subdivision, and (iii) implemented additional regulations on the buying and selling of natural gas. See “Information on the Company-Business Overview.”

In February 2006, the Energy Secretariat issued Resolution No. 275/06, which required natural gas distribution companies to act as representatives of CNG service stations in the first application of the “Mechanism for Assigning Natural Gas to CNG Stations” and, along with performing this function, (i) perform the nominations and delivery of natural gas until September 30, 2006 without any compensation, (ii) submit irrevocable offers before the Electronic Gas Market and (iii) enter into corresponding agreements for natural gas purchase. As of the date of this Annual Report, two applications regarding the Mechanisms for Assigning Natural Gas were carried out before the Electronic Gas Market.

By Executive Order No. 180/04, the Energy Secretariat reserved its right to geographically limit the participation of gas distribution companies affected by Section 28 of such Executive Order. These distribution companies have not been subjected to any regulation, but it is not possible to guarantee that this situation will continue in the future.

On May 21, 2007, by Executive Order No. 571/07 the National Government imposed the intervention of the ENARGAS for a 180-day term, which was periodically extended for additional terms of 180 days (Executive Order No. 1646/2007, Executive Order No. 953 from June 17, 2008, Executive Order No. 2138 from December 11, 2008, Executive Order No. 616 from May 26, 2009, Executive Order No. 1874 from November 26, 2009, Executive Order No. 1038 from July 20, 2010, Executive Order No. 1688 from November 18, 2010, Executive Order No. 692 from June 6, 2011, Executive Order No. 262 from February 22, 2012, Executive Order No. 946 from June 21, 2012, Executive Order No. 2686 from December 27, 2012, Executive Order No. 2686/13 from December 27, 2012, Executive Order No. 1524/13 from October 10, 2013 and Executive Order No.222/14 from February 26, 2014). It is not possible for the Company to guarantee that this intervention will not result in stricter regulations that could negatively affect the Company’s activities in a near future. The Company cannot guarantee that the interpretation and application of the said regulations will not negatively and substantially affect the Company. See “Information on the Company- Business Overview” and “Information on the Company -Regulatory Framework- Changes in Regulations.”

On September 1, 2008, the ENARGAS issued Resolution I/409 which divided tariffs of the residential service into 8 new subcategories according to each subcategory’s annual natural gas consumption.

On November 27 2008, the Executive Power passed Executive Order No. 2,067/08 (published on December 3, 2008 in the Official Gazette) which provided for the creation of a new Trust Fund to deal with natural gas imports required to compensate the injection of natural gas necessary to meet national requirements. Resolution MPFIPyS No. 1,451/2008, published on December 23, 2008 governs the operation of the Trust Fund and provided for the creation of the corresponding trust. Resolution ENARGAS No. I/563/2008, also published on December 23, 2008, established the implementation, effective November 1, 2008, of the relevant tariff charges to finance the trust, which would be paid by residential consumers with annual consumptions above 1,000 m3. On June 4, 2009, through Resolution No. 768, ENARGAS provided that during the period from May 1 to August 31, 2009, residential customers in our area with annual consumptions between 1,001 and 1,500 m3, were excepted from the charge set forth in Executive Order No. 2,067/08. On August 18, 2009, ENARGAS submitted Resolution No. 828/08 in which it extended until October 1, 2009 the exception established by Resolution 768 and provided to those bound to pay the charge in question, a 100% subsidy for their consumption during June and July 2009 and a 70% subsidy for their consumption during August and September 2009. On August 19, 2009, in Note No. 9,097, ENARGAS instructed us to highlight in the appropriate bill the amount of the subsidy resulting from the implementation of Resolution No. 828 and to include the text “Consumption subsidized by the National Government” diagonally and with a special font. In addition, we were told to include with the bill a document specifying the cost of the same service in different cities throughout Brazil, Uruguay and Chile and to mention the hypothetical consumption of the volume invoiced in GLP bottles.

Finally, in Note No. 11,821, ENARGAS informed us that the injunction issued in the case “Ombudsman of the Nation vs/National Government - Ex. Order 2,067/08 - Resolution 1,451/08 about Learning Proceedings,” File 6,530/09, filed with Court V of the National Administrative Court of Appeals, providing the extension of the application and effectiveness of the system established by Ex. Order 2,067/08 and the obligation to put in effect the means required to allow customers forced to pay the charge to settle their bills without Charge 2,067/08 plus VAT, in which case the payment will be considered an anticipated payment and, should the applicability of the charge in question be confirmed, every amount not paid for Charge 2,067/08 plus VAT may be later claimed. This fund aims at completing the national gas program demanding a reduction of the “days of supply cut” and guaranteeing the natural gas supply in the local market. However, we only perform as an agent of the fund applying a tariff charge to its customer to be deposited into the fund and do not receive any profit from this charge. Moreover, we cannot guarantee that these tariff increases will not negatively impact our accounts receivable in arrears, and consequently, our results of operation.

We have been, and continue to be, dependent on tariff adjustments from the regulatory authority of ENARGAS.

Our results of operations depend on applicable regulations and the interpretation and application of such regulations by ENARGAS. ENARGAS’ interpretation and application of such regulations has been adverse to our business on a number of occasions. For example, under the regulations, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas as well as other taxes and charges we incur in distributing gas to our customers. Notwithstanding the foregoing, on several occasions ENARGAS has limited the pass-through of the cost, taxes and other charges of gas we purchased.

The Regulatory Framework stipulates that costs variations resulting from changes in fiscal regulations will be reallocated in the tariffs.

We have filed appropriate appeals with respect to ENARGAS’ actions, some of which have been rejected. Future regulatory actions and interpretations by ENARGAS, including future limitations on the pass-through of material gas purchase costs, taxes and charges, could have a material adverse effect on our financial condition and results of operation. The impossibility to pass through increases in our operating costs to our customers could result in a bigger financial gap that could negatively impact our financial situation and result of operations.

For more information, see: Item 4: “Information on the Company- Regulatory Framework- ENARGAS- Current Tariffs.”

In order to respond to certain incidents in the distribution system and as a result of pipeline integrity tests, we have devised a pipeline remedial plan to restore the reliability of our distribution system. Our inability to complete this remedial plan due to the financial restrictions we currently face could affect the operating conditions of the distribution system in the short term.

As a consequence of the incidents that took place in August 2007 (related to a manufacturing defect) and in August 2009 (related to a failure in the circumferential weld of the pipe) on a 24” steel main operating at 22 bar, several assessments and evaluation tests were performed. Based on the results of these assessments, we defined a strategy that will allow us, in the next three to five years, to: (a) restore the reliability of the 22 bar system in certain sections of the main in which pressure has been preventively reduced by 15% to 20%; (b) replace certain parts of the main as recommended by the assessments; and (c) continue to perform confirmatory evaluations in the rest of the distribution system.

Our strategy will demand significant financial resources from us and thus its compliance may be negatively affected by our current financial restrictions. If we cannot complete the remedial plan, this might affect the operating conditions of the system in the short term.

We may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

Pursuant to Article 206 of the Argentine Corporations Law, if our losses for any year exceed our reserves plus 50% of our capital stock at the end of that year, we would be required to reduce our capital stock. In addition, pursuant to Article 94 of the Argentine Corporations Law, if our shareholders’ equity becomes negative (that is, if our liabilities exceed our assets) at any year-end, we will be required to dissolve and liquidate, unless we receive a capital contribution or a total or partial repayment of the capital stock, which we cannot make any assurance that it will occur.

On December 31, 2013, we accumulated losses that exceeded more than 50% of our capital and reserves and amounted to Ps. 878.1 million. For this reason, we are affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulate a mandatory reduction in our capital.

On March 21, 2014, our Board of Directors resolved to proceed with a mandatory reduction of capital and, to that end, proposed to the Shareholders’ Meeting convened for April 28, 2014, to partially offset the accumulated losses as of December 31, 2013 against the Legal Reserve in the amount of Ps. 45.4 million, and the Adjustment to Issued Capital in the amount of Ps. 684.8 million.

Our license is revocable under certain circumstances, and revocation of our license would have a material and adverse effect on us.

Our license, the specific bidding rules (the “Pliego”) governing the privatization of Gas del Estado S.E. (“Gas del Estado”) and the regulations issued pursuant to the law under which we were privatized, the Gas Act, contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross-ownership between producers, transporters and distributors of gas and restrictions on the transfer by Gas Argentino S.A. (“Gas Argentino”) of our Class A Shares and the transfer by Gas Argentino’s shareholders of their shares of Gas Argentino. Failure to comply with these requirements or restrictions may result in a revocation of our license by the Argentine National Government upon the recommendation of ENARGAS. The purchase by us of more than 20% of our gas in any month from any person that controls Gas Argentino or from any affiliate of the controlling person could result, under certain circumstances, in the revocation of our license.

As an example, under our license, we are required to make all improvements to our “Essential Assets” (as such term is defined in our license) in a reasonable period as well as repair and maintain those Essential Assets which have completed their useful life. In connection with such requirement, we implemented a major capital expenditure program beginning in 1993 designed to extend and renovate mains, regulators, valves, and meters in order to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. However, in response to the Argentine economic crisis and the pesification and freezing of our tariffs, at the beginning of 2002 we had to re-focus our strategy on short-term challenges. Since then, our short-term strategy has aimed at working on our tariff negotiations in order to ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for our debt service payments. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability in the near-term to serve our customers safely or operate our network in accordance with quality and environmental standards.

We made capital expenditures of approximately Ps. 639.9 million between 2002 and 2011. Our capital expenditures during 2012 and 2013 amounted to approximately Ps. 111.2 million and Ps. 166.0 million, respectively. Since our tariff renegotiations continued to be delayed, our ability to devote resources to capital expenditures has been significantly hindered and we may not be able to make the required improvements to our Essential Assets. A failure to do so may result in a breach of the Distribution License Basic Rules and ultimately in a revocation of our license.

Furthermore, our bankruptcy would result in the revocation of our license. See Item 4: “Information on the Company-Business Overview-Regulatory Framework-The Gas Act and Our license-Penalties and Revocation.” On September 17, 2002, the Argentine National Government issued Decree No. 1,834/02 (which will remain in effect as long as the Emergency Law is in effect), which provides that the filing to commence a reorganization proceeding (concurso preventivo) or a petition in bankruptcy by or against companies that are renegotiating their government-granted licenses as a result of the Emergency Law will not lead to termination of the licenses of such companies.

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

Additionally, according to Argentine Corporations Law, we can pay dividends in Pesos out of any undistributed profit. Our capacity to pay dividends to our shareholders is restricted by the abovementioned covenants. Any distribution of cash dividends shall be subject to prior redemption, payment or repurchase by us of at least U$S 75 million principal amount of Series A Notes, provided that no triggering event shall have occurred, and in which case principal amount of Series B Notes shall also be considered.

Risk Factors Relating to Controlling Shareholder

Since Gas Argentino owns a controlling majority of our shares, investors will not be able to affect the outcome of any shareholder vote.

Gas Argentino holds all of our shares of class A common stock, par value one Peso per share (the “Class A Shares”), representing 51% of our capital stock, and 49% of our shares of Class B common stock, par value one Peso per share (the “Class B Shares”), representing 19% of our capital stock. Gas Argentino has the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders and to elect the majority of the members of our Board of Directors and the majority of the members of our Supervisory Committee. In addition, pursuant to our by-laws (the “By-Laws”) the Class A shareholders have the power to elect two of the three members of our Supervisory Committee. Accordingly, our other shareholders are not able to affect the outcome of any shareholder vote, including the election of our Board of Directors.

The Argentine National Government controls the Company according to domestic energy policies in accordance with Law 26,741 (the “Expropriation Laws”).

The Argentine National Government indirectly controls us (through YPF), and consequently, is able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and is able to direct our operations. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. In addition, the inability of Argentina to meet its energy requirements could have a material adverse impact on the Argentine economy and negatively impact our results of operations. We cannot assure you that the decisions taken by our controlling shareholders for the purpose of achieving the targets set forth in the Expropriation Law would not differ from your interests as a shareholder.

Gas Argentino may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.

If at the end of a fiscal year , Gas Argentino´s financial statements evidences losses that exceed its reserves plus 50% of its capital stock it would be required to reduce its capital stock pursuant to Article 206 of the Argentine Corporations Law. In addition, if at the end of any fiscal year Gas Argentino shareholders’ equity becomes negative (that occurs when its liabilities exceed its assets), it will be required to start a process to dissolve and liquidate such company pursuant to Article 94 of the Argentine Corporations Law unless a capital contribution or a total or partial repayment of the capital stock is made by its shareholders.

For the year ended December 31, 2013, Gas Argentino recorded net accumulated losses of Ps. 98.6 million, making its shareholders equity negative. Consequently, the Board of Directors and Shareholders of Gas Argentino must decide on the steps to be followed in accordance with applicable Argentine regulations.

We can give no assurance that Gas Argentino will receive a capital contribution or a total or partial repayment of its capital stock and, as a result, that Gas Argentino will not be dissolved and liquidated.

Risk Factors Relating to our Subsidiary

Changes in the legislation applicable to MetroENERGÍA may have a material adverse effect on our financial performance.

In February 2004, the Executive Power issued Decree No. 180/04 which allowed natural gas distributors to seek a controlling participating interest in gas marketing companies. MetroENERGÍA S.A. (“MetroENERGÍA”) was constituted within the framework of Decree No. 180/04. Changes in the legislation applicable to us and MetroENERGÍA may have a material adverse effect on our financial performance. Pursuant to Decree N° 180/04, the Energy Secretariat reserved the right to limit the market share of such gas marketing companies. These market share restrictions have not been imposed yet.

Following Executive Orders No. 180 and No. 181 of February 13, 2004, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service “G” users, General Service “P” users, and CNG stations could start to purchase natural gas directly. This process was called “gas unbundling.” Since then, gas distribution companies have not been allowed to sell gas to large users. They only can provide transportation and distribution services to those users. Large users must then buy the natural gas at the well head directly from producers or natural gas marketers.

Consequently, with the goal of servicing large users of gas (industrial and commercial) we constituted MetroENERGÍA. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas marketing company. We currently have a 95% ownership interest in MetroENERGÍA, with YPF Inversora Energética S.A. (“YIESA”) holding the remaining 5% ownership interests.

We cannot assure you that changes in the above mentioned regulations, or any future changes to the regulatory framework, would not materially and adversely affect us.

MetroENERGÍA operates in a highly competitive market.

MetroENERGIA, like any other gas marketing company in Argentina, can sell gas at the well head for large users located all over the country. Therefore, the gas supply agreements are specifically aimed at industrial customers (large “FD” users, large general service “G” users, and small general service “P” users) who are located not only in MetroGAS´s distribution area, buy also in the rest of the country.

MetroENERGÍA negotiates contracts (annual contracts and spot contracts) with different gas producers for the supply of natural gas to those customers. Most of MetroENERGÍA´s current contracts are set to expire on December 31, 2014 and on April 30, 2015. Longer term contracts are not available at the moment in the Argentina natural gas market.

Additionally, MetroENERGÍA signed invoicing and collection agreements, which are set to expire in August 2014, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2,020/05, No. 1,070/08 and No. 275/06. These agreements can be renewed annually.

During the last few years, the number of gas marketers has increased, leading to increased competition for MetroENERGÍA.

Another difficulty facing MetroENERGÍA is that the constant decline in gas production in the Neuquén basin, together with the increase in gas consumption by individuals and electric power plants, particularly during the winter months, have led to an imbalance between gas supply and demand. The imbalance between gas supply and demand, particularly the increase in gas consumption by residential and power plant customers, has led to a decrease in sales to industrial customers, particularly during the winter months. In order to solve this imbalance, a large part of the winter consumption is directly or indirectly supplied with imported gas either from Bolivia or from the various LNG ships, with ENARSA marketing this gas, thereby further increasing the competition faced in this market.

Due to this significantly increased competitive environment, we cannot guarantee that MetroENERGÍA will be able to renew all the sale contracts with its customers. Furthermore, we cannot guarantee that we will be able to ensure gas volumes or suitable gas prices during winter months so as to maintain the same volumes and sale margins of previous years.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

We were formed on November 24, 1992 as a sociedad anónima under the laws of Argentina with a duration of 99 years. Our legal name is MetroGAS S.A. and our commercial name is MetroGAS. We are domiciled in, and are governed by, the laws of Argentina.

Our administrative and registered office is located at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina. Our telephone number is (54)(11) 4309-1434. As of December 31, 2013, we employed approximately 1,131 people. We have several commercial offices in the city of Buenos Aires and in the greater Buenos Aires area. Since November 17, 1994, our Class B Shares have been listed on the Buenos Aires Stock Exchange (the Bolsa de Comcerio de Buenos Aires, or the “BCBA”) and our American Depositary Shares, each representing ten Class B Shares, have been listed on the New York Stock Exchange. See Item 3. D Risk Factors – “Our ADSs have been suspended from trading on and were delisted from the New York Stock Exchange.” Our agent for service of process in the United States for matters relating to our ADSs listed on the New York Stock Exchange is CT Corporation System, 111 Eighth Ave., New York, NY 10011.

As part of our strategy, we implemented, and continued through 2001, a major capital expenditure program designed to extend and renovate pipelines, regulators, valves, and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems, and to upgrade our customer service branch network. We made capital expenditures of approximately Ps. 524.9 million between 1993 and 2001. Due to the Argentine financial crisis and the pesification and freezing of our tariffs, beginning in 2002 we reduced our capital expenditures to amounts required to fulfill our license provisions and ensure safe operation of our gas distribution network. We made capital expenditures of approximately Ps. 639.9 million between 2002 and 2011. During 2012 and 2013, our capital expenditures were approximately Ps. 111.2 and Ps. 166.0 million, respectively. See Item 3: “Key Information-Risk Factors-Risk Factors Relating to Argentina” and Item 3: “Key Information-Risk Factors Relating to Us.”

Important Events in the Company’s Development

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

Gas del Estado was privatized pursuant to the Gas Act, which was enacted in June 1992. The Gas Act established a new industry structure for natural gas transportation and distribution in Argentina. Gas del Estado’s integrated functions of purchasing, processing, transporting, distributing, and selling gas were assumed by two newly created transportation companies and nine newly created distribution companies, each of which was licensed and regulated under a new regulatory framework. In connection with the privatization of Gas del Estado, a consortium (the “Consortium”) composed of British Gas plc, Perez Companc S.A., Astra Compañia Argentina de Petroleo S.A. and Invertrad S.A. acquired 70% of our capital stock. The Consortium formed Gas Argentino to hold its interest in us. See Item 7: “Major Shareholders and Related Party Transactions-Major Shareholders.” Some of the original participants in the Consortium sold or transferred their interests in Gas Argentino.

On November 14, 2012, Gas Argentino received a notification from BG Inversiones Argentinas S.A. (“BGIA”) stating that BGIA had entered into an agreement with Integra Gas Distribution LLC (“Integra”) to sell its 40,793,136 Class A shares in Gas Argentino to Integra. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YIESA declining its preferential right to purchase the shares being transferred. The agreement also included a requirement that BG Gas International B.V. sell 38,941,720 Class B shares that it has in us.

On November 30, 2012, Gas Argentino was notified by BGIA that YIESA would exercise its preferential right regarding Integra’s purchase offer as follows: (i) purchase of 40,793,136 Class A shares belonging to BGIA in Gas Argentino, representing 100% of the share capital and BGIA’s votes in Gas Argentino, (ii) purchase of 6,279 shares belonging to BG Argentina in MetroENERGÍA, representing 2.73% of its common stock and (iii) eventually, subject to other additional conditions, purchase of 38,941,720 Class B shares belonging to BG International B.V. in MetroGAS.

On April 26, 2013, we were informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YIESA of 54.67% of Gas Argentino Class A shares from BGIA and of 2.73% of MetroENERGÍA´s shares from BG Argentina, without prejudice of the involvement of the Argentine Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of Competition).

On May 3, 2013, Gas Argentino reported to us that BGIA had transferred to YIESA 46,010,284 Class A shares of Gas Argentino, representing 54.67 % of the capital stock of Gas Argentino, which of 70% of MetroGAS’s shares. Thus, YPF through YIESA obtained 100% of the capital stock and votes of Gas Argentino, which has 70% of the capital stock and votes of MetroGAS.

In addition, BG Argentina transferred to YIESA 6,279 ordinary shares of MetroENERGÍA, representing of 2.73 % of the capital stock of MetroENERGÍA.

On August 1, 2013 YIESA, pursuant to the terms of art. 215 of the Law of Corporations, transferred to Operadora de Esctaciones de Servicio S.A. (“OPESSA”) 1,683,246 Class A shares of Gas Argentino.

Reorganization Proceeding (Concurso Preventivo)

On account of various circumstances that significantly affected our ability to generate sufficient cash flows in order to meet our obligations as to suppliers and financial creditors, on June 17, 2010 our Board of Directors filed a petition for reorganization proceedings in National Commercial Court No. 26, Clerk’s Office No. 51, and file No. 056,999. A Shareholders’ Meeting of the Company held on August 2, 2010 ratified this decision of the Board of Directors.

After the different procedural steps prescribed by the Argentine Bankruptcy Law (“ABL”) had been completed, on February 2, 2012 we filed a complete and final proposal for an arrangement with unsecured creditors holding allowed and provisionally admitted claims. On May 22, 2012, we filed a revised proposal, including certain amendments that involved minor changes in the dates established for the occurrence of certain events (capitalization of interest and determination of Deadline, among others), and suppressed the purchase offer that the issuer was required to make upon the occurrence of a change of control. The proposal which contemplated payment of any allowed and provisionally admitted unsecured claims by means of a delivery, in exchange for and lieu of payment of those claims, of two series of notes, the “Series A Notes” (divided into Series A-L Notes and Series A-U Notes in order to distinguish financial creditors (L Notes) and commercial or non-financial creditors (U Notes)) and the “Series B Notes” (divided into Series B-L Notes and Series B-U Notes in order to distinguish financial creditors (L Notes) and commercial or non-financial creditors (U Notes)) (the “New Notes”) due December 31, 2018.

On September 6, 2012, the acting court issued an order by which it approved the Company’s arrangement with creditors and declared terminated the reorganization proceedings under the ABL. Also, it ordered the creation of the final committee of creditors.

The debt exchange and issuance of the New Notes was implemented by us on January 11, 2013 with respect to unsecured creditors holding allowed and provisionally admitted claims.

On February 1 and February 13, 2013, we submitted before the intervening Court the compliance of the debt exchange and the issuance of the New Notes as well as capitalization and interest payments in order to obtain the removal of all general restrictions and the legal declaration of the completion of the proceeding within the terms and conditions of Section 59 of the ABL.

On September 9, 2013, we made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with.

On November 8, 2013, the acting Court issued a resolution stating that the reorganization proceedings had been satisfactorily completed upon the debtor’s compliance with its arrangement with creditors. Court notices were published as evidence that the order restraining the debtor’s disposition of party had been lifted, and fees were assessed for the bankruptcy syndics.

We filed an appeal against the assessment of fees for the benefit of bankruptcy syndics, and at the same time held negotiations with such syndics, who accepted a payment of Ps. 4.5 million. As a result, the appeal against the assessment of fees was abandoned and an agreement was signed with bankruptcy syndics.

On December 13, 2013, the Registry of Real Estate of the Province of Buenos Aires recorded the lifting of the general restraining order on the disposition of property as ordered by the Court.

Also, we are currently holding negotiations with preferred creditors in relation to the payment of their respective claims, which are registered as of December 31, 2013 in “Reorganization liabilities.”

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

The distribution assets of Gas del Estado were divided into nine systems on a geographical basis as specified in the license of each of the nine distribution companies. The Buenos Aires metropolitan area, the principal gas market in Argentina, was divided between two distribution companies, us and Gas Natural BAN S.A. (“BAN”). We are the largest distribution company in Argentina (in terms of number of customers and volume of gas deliveries), with approximately 19.1% of the total deliveries made by all gas distribution companies in 2013. We serve a market area generally covering the southern and eastern portions of greater Buenos Aires, including the city of Buenos Aires. Camuzzi Gas Pampeana S.A. is the second largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 18.7% of the total deliveries made by all gas distribution companies in 2013. It serves the area covering the Province of Buenos Aires (excluding greater Buenos Aires). Camuzzi Gas del Sur S.A. is the third largest distribution company in Argentina (in terms of volume of gas deliveries) with approximately 15.9% of the total deliveries made by all gas distribution companies in 2013. It serves the market area generally covering southern Argentina. Litoral Gas S.A. and Gas BAN are the fourth and fifth largest distribution company in Argentina (in terms of volume of gas deliveries), with approximately 12.7% and 10.9% of total deliveries made by all gas distribution companies in 2013, respectively. Litoral Gas S.A. covers the north part of the Province of Buenos Aires and the Province of Santa Fe and Gas BAN covers the northwest part of the Province of Buenos Aires. The remaining gas distribution companies in Argentina are Gasnor S.A., Distribuidora de Gas del Centro S.A., Distribuidora de Gas Cuyana S.A. (whose respective service areas are located in northwestern and west-central Argentina), and Gasnea S.A. (serving northeastern Argentina).

Gas del Estado’s transportation assets were divided on a broad geographical basis into a northern and a southern trunk pipeline system designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our distribution system is directly connected to the southern trunk pipeline system operated by TGS, our primary gas transportation supplier. In addition, we are connected indirectly to the northern trunk pipeline system operated by TGN, through a large diameter, high pressure ringmain around Buenos Aires and through a pipeline of a neighboring distribution company.

Pursuant to the Gas Act and related decrees, each privatized company was granted a license to operate the transferred assets. Moreover, a regulatory framework for the privatized industry was established based on open, nondiscriminatory access. A regulatory agency named ENARGAS was created to regulate the transportation, distribution, marketing, and storage of natural gas in Argentina. The Gas Act also provided for the regulation of wellhead prices of gas in Argentina for a temporary period of one to two years beginning in June 1992, with prices to be deregulated no later than June 1994. Prior to deregulation, the regulated price was set at U.S.$ 0.97 per MMBTU at wellhead, which had been the regulated price since 1991. In accordance with the Gas Act, the price of gas was deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas we paid increased. However, the enactment of the Emergency Law in 2002 (See Item 4: “Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs”) negatively impacted the natural wellhead prices of gas. Since mid-2004, the wellhead prices of gas for industrial consumers, thermal power generators and CNG stations have been gradually adjusted. On the other hand, it was not until 2008 that natural gas wellhead prices for residential and small commercial consumers were increased (which marked the first increase since 2002 for these consumers). Currently, the natural gas wellhead prices remain regulated in most cases.

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

Argentina has a well-developed natural gas market, where natural gas constitutes approximately 71% of the total primary energy consumed. Since 1980, natural gas consumption in Argentina has increased approximately threefold, from approximately 9.3 BCM (328 BCF) in 1980 to 42.9 BCM (1,516 BCF) in 2013. These increases reflect energy substitution by end users, low prices relative to those for competing energy sources, and an increase in gas pipeline capacity. Also, in recent years, natural gas has experienced a significant rise in its share of the energy market. Demand for gas in Argentina is subject to significant seasonal variations with peak residential demand for heating occurring in the winter. Despite a relatively high market share of natural gas in Argentina, compared with other countries, we believe that additional market opportunities for natural gas exist in Argentina and that demand for natural gas will increase in conjunction with any growth of the Argentine economy.

The following table sets forth the total Argentine consumption of natural gas by class of user as of December 31 for the calendar years indicated:

	Consumption of Natural Gas
	1990	2000	2005	2010	2011	2012	2013
Residential
MMCM	4,346	6,967	7,432	9,244	9,248	9,690	10,496
BCF	153	246	262	326	327	342	371
Commercial
MMCM	521	1,053	1,109	1,254	1,189	1,285	1,422
BCF	18	37	39	44	42	45	50
Industrial
MMCM	6,114	8,055	9,169	9,613	11,433	10,730	12,305
BCF	216	284	324	339	404	379	435
Power Plants
MMCM	5,319	7,141	7,213	6,672	11,400	12,856	14,471
BCF	188	252	255	236	403	454	511
National Governmental entities
MMCM	1,054	340	403	427	412	431	447
BCF	37	12	14	15	15	15	16
Compressed Natural Gas (a)
MMCM	218	1,677	3,167	2,652	2,514	2,546	2,746
BCF	8	59	112	94	89	90	97
Others
MMCM	207	293	454	645	725	893	1,055
BCF	7	10	16	23	26	32	37
Total
MMCM	17,779	25,526	28,947	30,507	36,921	38,431	42,941
BCF	628	901	1,022	1,077	1,304	1,357	1,516

Notes:

(a)	Primarily used for automobiles.

Sources:	1990 Yearbooks of Gas del Estado. Data 2000, 2005, 2010, 2011, 2012 and 2013 were compiled from information provided by CAMMESA and ENARGAS.

Gas Supplies

In 2011, Argentina had proven natural gas reserves of approximately 393,996 MMCM (13,914 BCF), with an estimated reserve life of nine years. Most of the reserves have been discovered as a result of oil exploration activities. Total domestic natural gas production was 41,408 MMCM (1,473 BCF) in 2013, 44,124 MMCM (1,558 BCF) in 2012 and 46,313 MMCM (1,636 BCF) in 2011. There are 19 known sedimentary basins in Argentina, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Oil and natural gas production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyana in west central Argentina and Austral, and Golfo San Jorge in the south of Argentina (which includes onshore and offshore fields). The major natural gas-producing basins are Neuquén, Austral and Golfo de San Jorge, which together account for approximately 92.0% of Argentina’s natural gas production in 2013. In 2011, Golfo San Jorge and Neuquen basins contained approximately 87.0% of Argentina’s proven natural gas reserves. In certain basins, the availability of natural gas is limited by production, transportation, and processing constraints. See Item 4: “Business Overview-Commercial Contracts-Gas Transportation Contracts.” TGS transports natural gas from the Neuquén, the Austral, and the Golfo San Jorge basins. Natural gas transported by TGN is extracted from the Neuquén, the Noroeste, and other natural gas basins in Bolivia. Neither TGS nor TGN is directly connected to the Cuyana gas basin. Approximately 61.0% of the natural gas we purchased during 2013 originated in the Neuquén basin. The remaining 39.0% originated in the Austral and Golfo San Jorge basins.

Argentine natural gas reserve data is estimated as of December 31, 2011(which is the last available data) and production data is estimated as of December 31, 2013. The following table sets forth the location of the principal natural gas-producing basins supplying the Argentine natural gas market.

		Proven Gas Reserves (a)		Production		Estimated Reserve Life (b) Years
Basin	Location by Province	MMCM	BCF	MMCM	BCF
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (west-central)	84,912	2,999	22,642	800	4
Noroeste	Salta, Jujuy, Formosa (northwest)	5,116	181	3,260	115	2
Austral	Tierra del Fuego, Santa Cruz (south)	12,943	457	10,514	371	1
Golfo San Jorge	Chubut, Santa Cruz (south)	257,968	9,110	5,234	185	49
Other Areas		33,057	1,167	58	2	570

Total		393,996	13,914	41,708	1,473	9

Notes:

(a)	There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future rates of production. The reserve data set forth in this Annual Report represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The results of drilling, testing and production after the date of an estimate may cause a substantial upward or downward revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of natural gas that ultimately will be recovered.
(b)	In addition to the uncertainties inherent in estimating quantities of proven reserves, estimates of reserve life are based in part on certain assumptions of production and demand, which due to many uncertainties inherent in the domestic and world energy markets, may not accurately reflect future levels.

Source: Argentine Energy Secretariat 2013 and 2011 annual report.

Total Domestic Production. Total Argentine natural gas production during 2013 was 41,708 MMCM (1,473BCF), a decrease of 5.5% over 2012. As of December 31, 2011, total Argentine natural gas proven reserves were 393,996 MMCM (13,914 BCF).

Neuquén Basin. The Neuquén basin is the largest of the Argentine basins. The Neuquén basin is located in west central Argentina and is strategically located in relation to Buenos Aires, Argentina’s principal natural gas market. It has an exploitable surface area of more than 100,000 km2 and is one of our major supply sources. As of December 31, 2011, the Neuquén basin accounted for approximately 21.6% of the Argentina’s proven natural gas reserves. In 2013, the Neuquén basin produced an aggregate average of 62.0 MMCM (2.2 BCF) of natural gas per day, or 54.3% of the total Argentine natural gas production.

Noroeste Basin. As of December 31, 2013, the Noroeste basin in northwestern Argentina produced an average of 8.9 MMCM (0.3 BCF) of natural gas per day, or 7.8 % of total Argentine natural gas production. As of December 31, 2011, this basin accounted for approximately 1.3 % of Argentina’s proven natural gas reserves.

Austral and Golfo San Jorge Basins. As of December 31, 2013, the Austral and Golfo San Jorge basins, located in the southernmost region of Argentina, produced an average of 43.1 MMCM (1.5 BCF) of natural gas per day, or 37.8% of the total Argentine natural gas production. In the Austral basin, which at December 31, 2011 accounted for approximately 68.8% of Argentina’s proven natural gas reserves, exploration has centered in and around the basin’s existing gas fields and other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Natural gas imports. Since 2004, Argentina has undergone a natural gas shortage as the production of natural gas has stagnated due to the lack of incentives and price signals and, in turn, has not been able to accommodate the substantial increase in demand. The gap between gas supply and demand has been covered by natural gas imports from Bolivia beginning in 2004, and also by imports of LNG transported in vessels. The cost of the imported natural gas substantially exceeds the price levels the National Government has set in the domestic market. During 2013, to be able to satisfy the requirements of domestic demand, some 12,000 MMm3 had to be imported from Bolivia, and LNG was regasified at the Escobar and Bahía Blanca plants.

B.	Business Overview

General

We are Argentina’s largest natural gas distribution company (in terms of number of customers and volume of gas deliveries) according to ENARGAS’ 2013 annual report. We have approximately 2.3 million customers in our service area (the city of Buenos Aires and southern and eastern greater metropolitan Buenos Aires). This area is densely populated with major dual-fuel electric power plants and industrial and commercial customers of natural gas. We are one of nine natural gas distribution companies formed in connection with the privatization of Gas del Estado.

The results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). During 2013, sales of natural gas to residential customers accounted for approximately 39.4% of our total sales. The remainder of our sales of natural gas and transportation and distribution services was to industrial and commercial customers and governmental entities, power plants and suppliers of, and dealers in CNG, which is used as vehicle fuel. For a further description of the principal markets in which we compete, see Item 4: “Information on the Company-History and Development of the Company-The Argentine Natural Gas Industry” and Item 5: “Operating and Financial Review and Prospects.”

Our distribution system consists of approximately 16,733 km of distribution mains. We purchase natural gas primarily from producers in southern and western Argentina. Gas purchased is transported through Argentina’s two trunk pipeline systems, one of which is operated by TGS and the other by TGN.

In the 1992 privatization of Gas del Estado, the Argentine National Government granted us a 35-year license, extendable for ten years under certain conditions, giving us the exclusive right to distribute natural gas within our designated service area. We are regulated by ENARGAS, an agency of the Argentine National Government, which has broad authority over the gas distribution and transportation industries, including their tariffs. The Gas Act provides that the tariffs for natural gas that we charge to end users shall consist of the sum of three components: (i) the price of gas purchased; (ii) the transportation tariff for transporting gas from the production area to the distribution system; and (iii) the distribution tariff established by ENARGAS. Our license provides for the semiannual adjustment of our tariffs as a result of changes in the U.S. PPI and in certain other circumstances. The Gas Act and our license provide that these tariffs will be adjusted every five years pursuant to a “price cap with periodic review” methodology, a type of incentive regulation that allows regulated companies (i) to retain a portion of the economic benefits arising from efficiency gains and (ii) to recover the cost of and reasonable return any investments made by them. The Emergency Law converted our U.S. Dollar-denominated tariffs into Pesos at an exchange rate of Ps. 1.00 per U.S.$ 1.00, and superseded and suspended a number of these provisions. See Item 4: “Regulatory Framework.”

Business Strategy

In response to the Argentine economic crisis, at the beginning of 2002 we refocused our strategy on short-term risks and challenges. Since then, our short-term strategy has aimed at working with the Argentine National Government to expedite decisions and obtain tariff increases that ensure the continuity of our operations, maintenance of safety and quality standards, and coverage for debt repayment. See Item 4: “Regulatory Framework-Tariffs-Renegotiation of the Tariffs.”

As a result of our adverse financial conditions our Board of Directors approved our filing of a petition to commence a reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010, which ended in early 2013. See “Item 4. Information on the Company - Important Events in the Company’s Development - Reorganization See “Item 4. Information on the Company - Important Events in the Company’s Development - Reorganization Proceeding (concurso preventivo).”

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

Although constrained by the risks and circumstances described in Item 3: “Key Information-Risk Factors,” our long-term strategy is to maintain and enhance our position in the energy market in Argentina. We continue to participate actively in the domestic energy market, focusing on providing efficient and reliable natural gas service to our customers and on being the country’s most innovative provider of natural gas distribution services and related products.

Since commencing operations, our management team has concentrated on controlling operating costs and improving operating efficiency and collections. Between December 31 of 1992 and 2013, we downsized from 2,021 to 1,131 employees. In addition, we renegotiated service contracts with independent suppliers and outsourced various services.

MetroENERGÍA

In February 2004, the Executive Power issued Decree No. 180/04, which authorized natural gas distributors to hold a controlling participating interest in gas marketing companies. See “Item 3: Key Information - Risk Factors - Risk Factors Relating to our Subsidiary - MetroENERGÍA was constituted within the framework of Decree No. 180/04 issued by Executive Power, which authorized the natural gas distributors to have a controlling stake in natural gas markets. Changes in the legislation applicable to us may have a material adverse effect on our financial performance.” Pursuant to Decree No. 180/04, the Energy Secretariat reserved the right to limit the market share of such gas marketing companies. These market share restrictions have not been imposed yet.

Following Executive Orders No. 180 and No. 181 of February 13, 2004, the Energy Secretariat issued Resolutions No. 752/05 and 2,020/05, which established a schedule by which power plants, large customers, General Service “G” users, General Service “P” users, and CNG stations must start to purchase natural gas directly. This process was called “gas unbundling.” Since then, gas distribution companies can not sell the gas to large users. They only can give the transportation and distribution services to those users. Large users must then buy the natural gas at the well head directly from producers or natural gas marketers.

Consequently, with the goal of servicing large users of gas (industrial and commercial), we formed MetroENERGÍA. On July 2005, ENARGAS granted us approval to operate MetroENERGÍA as a natural gas trading company. We currently have a 95% ownership interest in MetroENERGÍA and YIESA has the remaining 5% ownership interest.

MetroENERGIA, as any gas marketer in Argentina, can sell gas at the well head for large users located all over the country. Thus, MetroENERGÍA’s gas supply agreements are specifically aimed at industrial customers (Large users FD, General Service “G” users and General Service “P” users), who are located not only in MetroGAS´s distribution area, but also in the rest of the country.

MetroENERGÍA negotiates contracts (annual and spot contracts) with different gas producers for the supply of natural gas to its customers. Most of MetroENERGÍA’s current contracts expire on December 31, 2014 and on April 30, 2015. Longer term contracts are not available at the moment in the Argentine natural gas market.

Additionally, MetroENERGÍA signed invoicing and collection agreements, until August 2014, with some gas producers for selling natural gas to CNG stations pursuant to the Mechanism of Natural Gas Allocation established under Resolutions No. 752/05, No. 2,020/05, 1,070/08 and No. 275/06. These agreements can be renewed annually.

Revenues

Our consolidated revenues during the year ending December 31, 2013 increased by 30.7% to Ps. 1,936.2 million, compared with Ps. 1,481.4 million in the previous year.

The following table illustrates certain information regarding our services to our customers during 2013:

	Information Regarding Services to Customers in 2013
	Volume		Percentage of Volume (a)	Sales (in millions Pesos)	Percentage of Sales	Number of customers (b)
	MMCM	MMCF
MetroGAS
Gas Sales:
Residential	2,151.5	75,979.1	28.0%	762.9	39.4%	2,225,700
Industrial, Commercial and Governmental	468.0	16,527.2	6.1%	108.9	5.6%	81,276
Transportation & Distribution Services:
Power Plants	3,181.1	112,339.0	41.5%	87.8	4.5%	5
Industrial, Commercial and Governmental	795.0	28,075.0	10.4%	92.0	4.8%	463
Compressed Natural Gas	529.5	18,699.0	6.9%	48.1	2.5%	355
Processed Natural Gas	70.1	2,475.5	0.9%	73.5	3.8%	1
Other gas sales and transportation and distribution services	475.7	16,799.1	6.2%	37.1	1.9%	10
Subtotal MetroGAS	7,670.9	270,893.9	100.0%	1,210.3	62.5%	2,307,810
MetroEnergía
Gas and transportation sales	903.0	31,889.0	100.0%	721.2	37.3%	750
Others	0.0	0.0	0.0%	4.7	0.2%	0
Subtotal MetroEnergía	903.0	31,889.0	100.0%	725.9	37.5%	750
Total Revenues				1,936.2	100.0%

Notes:

(a)	Percentages of all gas delivered.
(b)	Some of our users have multiple facilities. As a result, the number of facilities to which we supply gas is greater than the number of our customers.

The following is a brief description of the principal categories of our customers and the class of service most often provided to users in each category.

Residential Customers

We provide service to approximately 2.2 million residential customers within our service area, approximately 63% of whom are located in the city of Buenos Aires. In 2013, sales to residential customers accounted for 28.0% and 39.4% of the volume of natural gas we delivered and our sales, respectively. During 2012, sales to residential customers accounted for 25.4% and 38.0% of the volume of natural gas we delivered and our sales, respectively. Our volume of sales to residential customers increased from approximately 2.1 BCM (73 BCF)

in 2012 to approximately 2.2 BCM (76 BCF) in 2013. We added 27,333 and 30,871 (net) new residential customers in 2013 and 2012, respectively. Residential customers receive residential service and pay the tariff for that class of service. Our tariff schedule is structured so that residential customers pay a higher tariff per unit of consumption than other groups due to the lower load factor and higher operating costs associated with these customers. Under our license, we generally are required to provide continuous uninterrupted service to residential customers. No written contracts are required to obtain residential service. The tariff for residential customers consists of a fixed charge per invoice and a charge per unit of consumption.

On September 1, 2008, residential service tariffs were divided into 8 new sub-categories (R1, R2-1st, R2-2nd, R2-3rd, R3-1st, R3-2nd, R3-3rd y R3-4th), according to each sub-category’s annual natural gas consumption.

On October 10, 2008, through Resolution No. I/446, ENARGAS established new tariffs for customers applicable from September 1, 2008, except for CNG, for which the new tariffs were to be applied from October 1, 2008. On December 23, 2008, we were notified, through Resolution No. I/556, that new tariff charts would be applied from November 1, 2008. However, the new tariff charts do not provide for making up for the distribution service tariffs.

On December 23, 2008, ENARGAS, through Resolution No. 566/08, approved new tariffs for the following categories: R3-1st, R3-2nd, R3-3rd and R3-4th as a result of an additional increase in the price of natural gas at wellhead.

On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Fondo Fiduciario para Atender a las Importaciones de Gas (Trust Fund for Gas Imports), a fiduciary fund established for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of “cut days” and thus guarantee the supply of natural gas in the domestic market. The charge is applied to industrial customers and residential customers in the following sub-categories: R3-1st, R3-2nd, R3-3rd, R3-4th. During 2009, as a consequence of several complaints from customers about considerable increases in their invoices, the National Government implemented the following solutions: from May 1 to September 30, residential customers categorized as R3-1st and R3-2nd were not charged with the Trust Fund for Gas Imports; from June 1 to July 31, residential customers categorized as R3-3rd and R3-4th were not charged with the Trust Fund for Gas Imports; from August 1 to September 30, only 30% of the Trust Fund for Gas Imports was applied to residents categorized as R3-1st, R3-2nd, R3-3rd and R3-4th; and only from October 1 onwards was the full tariff applied to all R3 customers. The general application of the full tariff to all R3 customers was reaffirmed in 2010 by ENARGAS Resolution No. 1,179/10 and in 2011 by ENARGAS Resolution No. 1,707/11. During 2009, ENARGAS and the Energy Secretariat also agreed not to apply the Rational Energy Consumption Program (“PURE”) due to similar complaints from customers about increases in their invoices. This Program was discontinued in 2009.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Grantor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust fund contract between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. We have been invoicing this new tariff since December 3, 2012.

The trust fund contract and the operative manual provide the general guidelines for the management of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with an affidavit which will be filed with ENARGAS and Nación Fideicomisos S.A. In addition, an annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. Upon obtaining approval thereof and of any modifications thereto, and once the affidavit shall have been examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds availability so that Nación Fideicomisos may make the corresponding payments to suppliers for and on behalf of the distribution companies. The trust fund contract executed by us contemplates the possibility that Nación Fideicomiso S.A. may finance the infrastructure improvement works contemplated by our annual Investment Plan of Consolidation and Expansion, provided that all those works that need financing shall have been stated in detail and approved by the Execution Committee. Such works shall be financed only with the trust fund capital and only certain percentage of the collected net fixed amounts may be applied by the distribution company.

On February 1, 2013, we submitted to ENARGAS the Work Plan 2013 for its approval. On March 27, 2013, we received notice that the Plan had been approved in its entirety by the Execution Committee at its meeting held on March 21, 2013.

In order to expedite the implementation of the administrative processes contemplated in the Operative Manual, the Execution Committee has authorized, as from July 18, 2013, an alternative system pursuant to which any collected amounts were advanced to us so that we might use them for purposes of effecting payment to contractors performing works under the approved plan. This system, which was in operation until December 31, 2013, allowed the projects included in the Investment Plan of Consolidation and Expansion to be performed on a regular basis.

In late 2013 a number of changes were made in the Operative Manual, which were designed to improve the administrative process without impairing ENARGAS’ monitoring of the projects. On account of these changes, an addendum to the Trust Fund Contract and a new version of the Operative Manual were entered into on December 19, 2013. Immediately thereafter, ENARGAS issued Resolution No. 2767, to clarify the details of the initial application of such method. It should be noted that this simplified administrative system is applicable to any works related to reliability and maintenance, while expansion works are excluded.

On January 6, 2014, the Company submitted to ENARGAS the Work Plan 2014, including information on works completed under the Work Plan 2013. On such date, MetroGAS sent to Nación Fideicomiso S.A. a rendering of accounts in relation to the disbursements derived from the alternative method for the advancement of funds.

Power Plants

Sales of transportation and distribution services to power plants decreased by 2.8% during the year ended December 31, 2013 as compared to 2012, mainly due to a 11.1% decrease in gas volumes delivered to power plants, partially offset by an increase in average prices charged for said services.

Our generating plant customers have installed combined cycle technology. While electric generating plants with combined cycle technology require less natural gas than open cycle generating plants to generate the same amount of electricity, we estimate that the combined cycle generating plants greater operating efficiency will increase their dispatch under the rules of CAMMESA. The combined cycle technology uses diesel as an alternative fuel instead of fuel oil. For that reason, and as a consequence of the lower cost of natural gas compared to the cost of an energy equivalent amount of diesel, we believe that demand for natural gas from our electric generating customers has remained at a steady rate. The following combined cycle plants located in our service area have been our customers since the following dates: Central Térmica Buenos Aires (“CTBA”)-1995; Central Costanera-1998; Central Puerto-1999; and Dock Sud-2001. Since 2001, we have also provided transportation services to the marketer supplying natural gas to A.E.S. Parana, a combined cycle plant located outside of our service area. In the course of 2008, we signed a contract with Petrobras to provide transportation services to GENELBA Plus from June 1, 2009 through December 31, 2019.

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

Our lower margin provision of transportation and distribution services to power plants during spring and summer, when demand for residential service becomes lower, covers a portion of our annual firm transportation costs. See Item 4: “Commercial Contracts-Gas Transportation Contracts.”

Until 2005, most of our power plants and industrial customers purchase gas directly from gas suppliers. This gas was delivered using our firm transportation capacity and our distribution services, thereby allowing us (a) to avoid incurring gas purchase costs (and possible take-or-pay charges) and (b) to collect a tariff from these customers, thereby defraying all or part of the cost of our firm transportation capacity. These arrangements also allowed us to achieve savings by avoiding (i) the cost of purchasing the gas that was used as compression fuel, which, pursuant to the regulatory framework, cannot be passed on to customers and (ii) certain gross turnover taxes imposed on our sales of gas. Under such arrangements, all these customers purchased our distribution and transportation services. See Item 4: “Business Overview-Bypass Rights and Competition.”

Due to the new National Government-approved regulatory system, we have not been allowed to make gas sales to power plants since September 2005. During 2005 and 2006, natural gas was provided partly by MetroENERGÍA.

Under the regulatory system governing the Argentine electricity industry, electricity-generating plants are dispatched in ascending order of marginal cost of generation to enable the national electricity system to operate at the lowest possible cost. Hydroelectric generating plants have the lowest marginal cost of generation in the national electricity system. Therefore, higher marginal cost power plants, such as thermoelectric plants (including our power plant customers), will not have their output dispatched to the extent hydroelectric power is available. In addition, above average rain or snowfall, which permits relatively greater dispatch of power by hydroelectric generating stations, will tend to decrease the dispatch of our power plant customers and therefore, their consumption of gas; the result is less delivery of our gas to them. Conversely, any event that increases the demand for natural gas for electric power generation, such as below average rainfall or snowfall which limits hydroelectric power generation will increase the dispatch of our power plant customers and benefit us. The consumption of electricity in Argentina increased by 3.9% between 2009 and 2010, by 4.7% between 2010 and 2011, by 3.69% between 2011 and 2012 and by 2.97% between 2012 and 2013.

The growth of electric demand initiated in 2003 continued during 2013; however, the gas-based dispatch from MetroGAS’s thermal generation park decreased by 8.2% with respect to 2013, due to an increased dispatch on the basis of liquid fuels on the grounds of new criteria adopted by CAMMESA in its consideration of actual costs of different fuels, for purposes of obtaining an optimal dispatch and minimizing operating costs.

According to CAMMESA, of Argentina’s total electricity consumption during 2013, approximately 64.1% was generated by thermal power plants; approximately 31.2% was generated by hydroelectric power plants; approximately 4.4% was generated by nuclear power plants; and approximately 0.3% was imported.

Two new combined cycle electric power stations were completed in December of 2009. These power plants are highly efficient and are located outside of our service area and therefore do not form part of our customer base. Consequently, the presence of these new plants could result in a decrease of our sales.

In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a “Temporary Centralized Dispatch” (“Procedimiento para el despacho de gas natural para la generación eléctrica”). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Consequently, it would impact our sales, which would increase if CAMMESA chooses power plants inside MetroGAS’s service area and decrease if CAMMESA chooses plants outside of MetroGAS’s service area. It would also impact our penalties, depending upon whether MetroGAS complies with those deliveries or not. Although this program is voluntary, all of our power plant customers participate.

Industrial and Commercial Users and Government Entities

Our sales to industrial, commercial, and governmental customers increased by 23.5% during the year ending December 31, 2013 compared to the previous year.

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

Smaller industrial users that consume a minimum of 1.0 MCM (35 MCF) per day may contract for large volume general service (“SGG”). The related tariff includes a demand charge, a distribution charge, transportation charge and a charge per unit of consumption from one of two rate blocks, as well as a fixed charge per invoice.

Customers with a minimum consumption of 3.0 MMCM (106 MMCF) per year and whose operating processes are interruptible or whose natural gas can be substituted with other sources of energy, have the right to contract for large volume interruptible service. We have the right to interrupt service under these contracts. We currently operate a program that combines firm and interruptible service for large industrial customers, which includes agreements that allow us to ask for interruptions on firm services during 30 days in the winter. The interruptions generally are due to insufficient transportation capacity or gas supply at times of peak demand and are imposed to assure the provision of services to non-interruptible customers, such as residential customers. See Item 4: “Bypass Rights and Competition.”

We also supply gas to minor commercial and industrial users (e.g., restaurants, hotels and small industries) that consume less than 0.18 MMCM (6 MMCF) per year. These users receive small volume general service which is available to any nonresidential user. The tariff for this distribution and transportation service consists of a charge per unit of consumption, with three different rate categories based on the customer’s usage, as well as a fixed charge per invoice.

As in the case of residential customers, Decree No. 181/04 established the division of minor commercial and industrial users into three categories (SGP 1, SGP 2, and SGP 3) according to their consumption levels. The same tariffs will apply to transportation and distribution services for the three categories until completion of the process of renegotiation of public services tariffs, at which time different tariffs are to be established on the basis of these users’ consumption. We do not supply natural gas to SGP 3 clients with annual consumption over 0.18 MMCM (6MMCF) per year as they purchase it directly from third parties.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system, as described in greater detail above under the heading “Revenues – Residential Customers.”

Compressed natural gas (“CNG”) Service

Beginning in April 2006, as a consequence of the “unbundling,” we started to provide only transportation and distribution services (“trading” services) to CNG stations.

Beginning in 2004, CNG customers have been required to contract for firm or interruptible capacity, according to service categories created by Decree No. 180/04. The tariff for CNG users consists of a fixed charge per invoice, a transportation charge per unit consumed, a distribution charge per unit consumed and a demand charge.

Our transportation and distribution sales to CNG stations increased by 34.4% during the year ending December 31, 2013 compared to the previous year, mainly due to an increase in average prices for said services.

During 2013 deregulation of gas purchase for CNG stations continued according to the modification introduced by ES Resolution No. 275/06 (complementary to Resolution No. 2,020/05). To this regard, through MetroENERGIA, it was possible to continue with the agreements with many natural gas producers for administering their sales commitments in this segment.

Processed Natural Gas Service

We were party to a contract with TGS from 1996 through 2000 under which TGS produced and sold in exchange for our account liquids extracted from gas that we delivered to the TGS processing plant at Bahía Blanca, Province of Buenos Aires. During 2001, some natural gas producers began operating a new gas processing plant in southern Argentina. As a result of the extraction by the new plant of natural gas liquids from gas subsequently delivered to us, beginning in 2001, we delivered gas to the TGS processing plant containing lower volumes of associated liquids than were contained in the gas we delivered in prior years; in turn, TGS has extracted lower volumes of liquids from this gas than in the past. We negotiated with TGS a reduced fee for processing the gas we deliver to its processing plant. As from July 2013, we discontinued the processing of natural gas to obtain hydrocarbons at the Bahía Blanca plant. One month later, in August 2013, an agreement was reached with TGS to assign those hydrocarbons at the head of the TGS gas pipeline in exchange for a monthly rate. Consequently, sales of processed natural gas decreased by 36.5% during the year ended on December 31, 2013 compared to 2012, and volumes delivered decreased by 46.6%.

MetroENERGÍA sales

MetroENERGÍA gas sales during the year ended on December 31, 2013 amounted to Ps. 721.2 million, as compared to Ps. 465.6 million for the previous year.

Throughput Experience

Gas distribution companies are required to pay for all contracted firm transportation capacity regardless of whether it is utilized. They are prohibited from passing on to customers, via tariffs, the cost of unused firm transportation capacity. Therefore, we strive to achieve the highest possible load factor, meaning the highest possible percentage of the firm transportation capacity for which we have contracted. Our management believes that the large number of our residential customers, who account for most of our sales during the peak winter months, and our large base of industrial and power plant customers, which can be served on an interruptible basis throughout the winter months and to which we can make increased sales during the warmer months, constitute a favorable market profile. In 2011, 2012 and 2013, our load factors were 96.5%, 95.1% and 89.4%, respectively.

Since 2006, we have had an aggregate firm transportation capacity for distribution and liquids processing of 24.61 MMCM (869 MMCF) per day. As of December 2013, we had firm transportation contract volumes with the concession ring zone of 23.66 MMMC per day. The volume of firm transportation contracted to Bahía Blanca, which is used to recover the heat after the generation of sub products, amounted to 0.41 MMMC per day. In addition, we have 0.55 MMMC of firm transportation contracts for Tierra del Fuego per day.

In July 2012, ENARGAS granted 174,343 CM of firm transportation contract volume to MetroGAS as from May 1, 2013 to April 30, 2014, from Neuquent-GBA route; and 233,333 CM of firm transportation contract volume to MetroGAS as from May 1, 2014 to April 30, 2017 of the same route. This was the result of an irrevocable offer submitted to TGS by MetroGAS during the capacity open bid No. 01/2012. The rest of the contracts of TGN are extended for 2,540,000 CM/day until April 30, 2017.

In August 2008 a PIPA was connected to our network. This plant makes it possible to inject an additional volume of up to 1.5 MMm3/day of natural gas equivalents, if this were required by demand in winter. In the course of 2009, PIPA operated only to inject test volumes into the distribution system. PIPA injected volumes of 31.8 MMCM in 2011, 19.7 MMCM in 2012 and 13.3 MMCM in 2013.

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

At the end of May 2007, the Argentine energy system entered into a state of emergency as a result of low temperatures throughout Argentina, the decline in hydroelectric power, a reduced availability of fuel oil for combined cycle power plants and insufficient injection of gas at wellheads. In order to prevent shortages resulting from this state of emergency, the Energy Secretariat and ENARGAS issued resolutions that allowed distributors to use gas originally destined for exports and electric generation to meet domestic demand. While this did not affect us because we did not utilize these resources, the Secretariat of Interior Commerce and the Energy Secretariat took further steps in governmental oversight in 2007 by increasing its intervention over our business operations. In particular, they restricted our distribution of natural gas to certain industrial customers and power plant customers, with the goal of guaranteeing the supply of natural gas to non-interruptible customers. The state of emergency continued from 2008 to 2013. Due in large part to this heightened government intervention in our business, as well as (i) significant increases in demand for natural gas, (ii) shortages in both our supply and transportation capacities, and (iii) the expiration of our long-term natural gas purchasing contracts, we have faced difficulties in meeting the natural gas demand of our firm customers, especially during the winter months. We expect a similar trend to continue in 2014.

Our decision to secure significantly more firm transportation capacity was based in part on our experience during the winter months of 1993, when we struggled to meet non-interruptible residential demand; this legal obligation under our license, if not fulfilled, could result in significant penalties on us, including, in certain circumstances, revocation of our license. See Item 4: “Regulatory Framework-The Gas Act and Our License-Penalties and Revocation.” Since we have no gas storage facilities available, we strategically decided to increase our access to firm transportation capacity to meet expected growth in demand by increasing our firm transportation capacity with TGS and TGN.

Slow Paying Accounts and Overdue Receivables

Past due receivables (owed mainly by residential customers and small volume general service commercial clients) totaled Ps. 65.2 million as of December 31, 2013 and Ps. 48.9 million as of December 31, 2012. As of December 31, 2013, we had a reserve of Ps. 14.4 million against past due receivables.

Under our license, we may terminate gas services to delinquent customers provided such customers receive prior notice of termination. No minimum period between notice to delinquent customers and the termination of service is specified in our license or required by ENARGAS. We currently provide customers with at least ten working days’ notice. Our management expects, based on industry experience and the lack of economic alternatives to gas for residential customers, that our practice will avoid increases in the number of unpaid accounts.

Mandatory Investments

Our license requires us to maintain our operating system in good order. Safety, design, maintenance and operations standards, required to be met by Argentine gas distribution systems, were governed by Gas del Estado’s technical regulations, which were based primarily on the 1976 United States Code of Federal Regulations, Title 49, Sections 190-192 and modified for local conditions and with a variety of European standards. After the privatization of Gas del Estado, the Argentine National Government required that Argentine gas distribution systems, including ours, be brought up to current (1991) United States Federal Standards No. 49. Pursuant to our license, we, like the other privatized natural gas transportation and distribution companies, were required during 1993 through 1997 to make certain initial capital investments, or the “Mandatory Investments,” to meet these requirements during our first five years of operations. ENARGAS has ruled that we have complied with the Mandatory Investment program.

Distribution System

We acquired from Gas del Estado approximately 11,182 km of distribution mains and service pipes supplying approximately 2 million customers in our service area. We acquired pipelines operating in four pressure regimes: 286 km of high-pressure system operating at 22 times Bar, 548 km of 10 Bar intermediate-pressure system, 6,101 km of 1.5 Bar medium-pressure system and 4,246 km of 0.022 Bar low-pressure system. The records and maps of the distribution system transferred by Gas del Estado generally have been found accurate. Upon our commencement of operations in December 1992, we conducted a survey of the assets received from Gas del Estado and began a survey of the distribution pipelines, as described below. We found the assets and the distribution system in relatively good condition and adequate for performance of its intended functions.

Our high-pressure system is made of welded steel construction, approximately 77% of which is under 50 years old. Approximately 43% of the medium-pressure system is constructed of welded steel and approximately 57% is constructed of polyethylene. Approximately 75% of the polyethylene medium-pressure system is less than 15 years old, and over 94% of the entire medium-pressure system is less than 35 years old. The low-pressure system is almost completely made of cast iron and is approximately 59 years old. Our current policy is to replace cast iron pipes with medium-pressure or low-pressure polyethylene pipe depending on which is the most cost-effective solution. Polyethylene pipe has various operational advantages, the most important being its lack of vulnerability to corrosion.

Since the date we took over our portion of Gas del Estado’s operations, we have increased the length of our distribution system from 11,182 km to approximately 16.733 km. This increase is primarily a result of system expansion, with the majority of such expansion being undertaken with medium-pressure polyethylene pipes. In addition to the distribution mains, the distribution network includes 349 pressure reduction stations. There are no material capacity constraints within the distribution system that would affect the present customer base.

The gas injected into the system at the city gates is odorized by means of a proportional injection system, comprised principally of flow controllers and pumps. The system has back-up streams that come into operation in case of malfunctions in the main stream. Samples of gas are taken at around 60 points on the system to monitor odorant concentration and to verify equipment performance.

To ensure that the demands on the system are met according to standards, an on-line Supervisory Control and Data Acquisition system (“SCADA”) monitors pressure and flow at the city gates and at certain large customers. SCADA also monitors pressure at different regulator stations on the network, allowing us to monitor and regulate the flows on the system in order to guarantee supply of natural gas to all our customers.

Metering System

Our metering system consists of approximately 2.3 million meters. New metering systems with temperature and pressure correctors were introduced for large customers to enable remote monitoring and control of distribution, and to include the ability to monitor the interruption of supplies to users with interruptible supply contracts during the periods of peak winter demand.

Maintenance

On account of the current economic situation in Argentina, we will continue carrying out the minimum maintenance activities necessary to ensure a safe and reliable gas distribution system. Due to this situation, activities related to corrective maintenance have been increased.

We classify and prioritize gas leaks reported by the public according to the risk involved in each leak. During 2013, we handled all gas leaks reported by the public that were classified as high priority within the first two hours they were reported. We handled 91% of those high priority leaks within an hour of their being reported.

Preventive maintenance activities seek to minimize the risk of supply failure and are responsible for the system’s scheduled and unscheduled maintenance activities. In recent years, we have not been able to mitigate the risk of supply failure due to restrictions on resources that impact these preventative maintenance activities.

We continue replacing older, mainly cast iron, mains. We continue with our maintenance program of pressure regulator stations, which allow us to reduce our operative risk while at the same time increase our network’s reliability. Replacement priority is given on the basis of the level of the associated risk.

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

As a consequence of incidents that took place in August 2007 (related to a manufacturing defect) and in August 2009 (related to a failure in the circumferential weld of the pipe) to a 24” steel main operating at 22 bar, several assessments and evaluation tests were performed. Based on the results of these assessments, we defined a strategy that will allow us, in the next three to five years, to: (a) restore the reliability of the 22 bar system in certain parts of the main in which pressure has been preventively reduced by 15% to 20%; (b) replace certain parts of the main that the assessments recommended; and (c) continue to perform confirmatory evaluations in the rest of the distribution system.

Commercial Contracts

Natural Gas Purchase Contracts

Natural gas purchases are not currently conducted based on long and short term contracts signed between the Distribution Companies and producers, with “take or pay” and “deliver or pay” clauses, but through a regulated procedure for gas applications, confirmations and control, applicable to all parties within the natural gas industry that has been the result of different regulatory measures, described in the following paragraphs.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette, approving the draft Agreement with Gas Producers 2007-2011 (the “Agreement 2007-2011”). It was subsequently ratified by the gas producers and came into effect on August 1, 2007. The Agreement 2007-2011 governs and regulates the supply of natural gas by gas producers to gas distribution companies (who in turn distribute gas to residential users, small businesses, industries, CNG refueling stations and power plants) for the years ended December 31, 2008 through 2011. The Agreement 2007-2011 sets forth regulations depending on the type of consumer and indicates the volumes, basins and point of entry to the transportation system to be observed by each gas producer. As a result of factors not attributable to us (e.g., lack of compliance of certain producers, lack of transportation capacity, increased demand for natural gas, etc.), the volumes made available to us under the Agreement 2007-2011 do not cover the demand for natural gas from our non-interruptible customers.

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

In September 2008, the Energy Secretariat reached an agreement with natural gas producers, and issued ES Resolution No. 1,070/08, which (i) increased the price of gas and consequently the margin of gas producers, especially the margin to come from gas distribution sales to residential customers and (ii) established new segment prices (some of which have been modified since November 2008 by means of ES Resolution No. 1,417/08).

Because we understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of non-interruptible demand, we carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat raising this situation and requesting its remediation.

On October 4, 2010 ENARGAS issued new dispatch rules named “Procedure for Gas Applications, Confirmations and Control” governing inter alia natural gas injection by producers and natural gas nominations by distributors. The aim of this supplemental regulation is to determine the minimum consumption levels of large users in order to manage natural gas dispatch and curtailments during periods of shortages of natural gas. Among its rules, the Procedure establishes that natural gas distributors are free to determine the volumes of gas they require for their non-interruptible demand (comprised basically of residential and small commercial users) to be supplied by the producers, regardless of the estimated volumes committed by producers under the Agreement 2007-2011. Since October 1, 2010, when such Procedure entered into force, we have tallied, on a daily basis, the total volume of natural gas needed to supply its uninterruptible demand. Additionally, we have decided to modify our producers´ payment conditions and it is not possible to assure that they will not be further modified in the future.

On January 5, 2012, ES Resolution No. 172/12 was published in the Official Gazette. It extended the effects of ES Resolution No. 599/07 with regard to the allocation of natural gas volumes by routes and basins based on the different customer categories, until new resolutions are stipulated to that respect.

On March 8, 2012, ES Resolution No. 55/2012 was published. This resolution approves the third extension of the Complementary Agreement with Natural Gas Producers, requiring that a specific treatment should be considered for those producers who are not signatories of the mentioned extension to prevent collection of the increases under Resolutions ENARGAS No. 1,070/2008 and 1,417/2008.

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

Additionally, in relation to the natural gas market, the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments (“Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas “) recently issued Resolution No. 1/2013, aimed at setting up an incentive scheme for excess injection of natural gas. This agreement sets forth that excess injection (defined as all gas injected by producers above the injection base, according to Resolution No. 1/2013 by the Committee of Strategic Planning and Coordination of the National Plan of Hydrocarbons Investments) will have an excess price of 7.5 USD/MBTU (“The Excess Price”). If certain conditions in the said agreement are complied with, it will be in force for five years. Although the resolution mentioned above does not directly affect the prices we receive, it represents a fundamental change in the incentive to natural gas producers to raise their investments in order to increase their reserves and their hydrocarbons production. Consequently, this may affect our activity in a positive way.

Gas Transportation Contracts

General

Two gas transportation companies, TGS and TGN, were created in connection with the privatization of Gas del Estado. They are regulated by ENARGAS and must provide transportation service to customers pursuant to the terms of their licenses, the Gas Act, and other regulations. See Item 4: “History and Development of the Company-The Argentine Natural Gas Industry.” Transportation companies are prohibited from buying gas for resale; we and the other distribution companies purchase gas directly from producers for resale to customers.

The TGS system consists of three main pipelines: the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. The TGN system consists of two main transmission pipelines: the Norte line and the Centro-Oeste line. In addition, the TGN system is connected to the Bolivian gas transportation system. The TGS system includes the Buenos Aires ring connecting it to the TGN system. Our contracts with TGS (see Item 4: “TGS Transportation Rights”) provide for service over the San Martín, Oeste-Neuba I and Oeste-Neuba II pipelines. We also have contracts with TGN (see Item 4: “TGN Transportation Rights”) providing transportation of natural gas by use of an indirect connection via the Buenos Aires ring.

The transportation tariff for firm transportation consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. Firm transportation capacity contracted by distribution companies must be paid for whether or not the capacity is actually used. The cost of any unused transportation capacity may not be passed onto customers. Accordingly, it is important that distribution companies achieve a balance between their firm transportation commitments and demand for gas in their service areas. In contrast, interruptible transportation services are provided on the basis that the transportation company will be used to transport gas when and if capacity is available in the system. Tariffs for interruptible transportation service are equivalent to the unit tariff of the reservation charge for the firm service using a load factor of 100%. For both firm and interruptible transportation services, we are obligated to provide the transportation company with a “natural gas in-kind allowance,” which accounts for the gas consumed as compressor fuel or lost in transportation. From 1993 through 2013, approximately 7% of all gas purchased by us was provided to the transportation companies as in-kind allowances.

In the past, the expanded gas transportation capacity of the transportation companies in Argentina has generally been adequate to allow us to meet peak-day demands of all our non-interruptible customers. Nevertheless, we, like other distribution companies, normally will interrupt service to power plants and other industrial users at peak periods in order to meet core non-interruptible demand. We met all demand for non-interruptible service during the winter months from 1995 through 2006 and all priority demand for non-interruptible service during 2007 through 2013. See Item 4: “Final Transportation Balance.”

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

Overall Transportation Rights

As of December 31, 2013, we had contracted for aggregate firm transportation capacity of 24.61 MMCM (869 MMCF) per day, an increase of 37.9% from January 1, 1993. While we transport gas primarily with TGS, we began to transport gas with TGN in 1994. We increased our rights to firm transportation capacity, primarily by acquiring a significant portion of newly constructed transportation capacity from TGS and TGN and through supplementary arrangements with other holders of transportation capacity rights. In addition, we have entered into several exchange and displacement agreements with TGS that allow us to improve our utilization of existing transportation capacity. We also have acquired the right to use the firm transportation capacity of others on an interruptible basis, thereby facilitating an increase in overall annual sales and the ability to better meet the demands of non-interruptible customers during peak periods.

TGS Transportation Rights

As of December 31, 2013, we had available firm transportation capacity with TGS of 22.07 MMCM (780 MMCF) of gas per day through nine transportation agreements containing similar terms. Unless otherwise indicated, all of these contracts with TGS expire in May 2014, and will renew automatically pursuant to their terms. The largest transportation agreement provides us with aggregate firm transportation capacity for distribution of 17.02 MMCM (601 MMCF) of gas per day from the following producing areas: Province of Tierra del Fuego, 3.40 MMCM (120 MMCF); Province of Santa Cruz, 1.07 MMCM (38 MMCF); and the Province of Neuquén, 12.15 MMCM (429 MMCF). This contract includes 0.40 MMCM (14 MMCF) per day of firm capacity for the transportation of natural gas to the liquid gas separating complex owned by TGS near the city of Bahía Blanca in the Province of Buenos Aires. We are entitled under this contract to a 30% step-down right exercisable on May 1, 2004, but due to the increase in demand, we have not exercised this right. See Item 4: “Business Overview-Revenues-Processed Natural Gas Service.”

Our other contracts with TGS provide us with firm transportation capacity of 1.65 MMCM (58 MMCF) of gas per day from the Neuquén basin, 0.54 MMCM (19 MMCF) of gas per day from the Neuquén basin, 1.50 MMCM (53 MMCF) of gas per day from the Tierra del Fuego basin; 0.10 MMCM (3 MMCF) of gas per day from the Neuquén basin; 0.51 MMCM (18 MMCF) of gas per day from the Neuquén basin; 0.035 MMCM (1.2 MMCF) of gas per day from the Province of Chubut; 0.55 MMCM (19 MMCF) from Tierra del Fuego basin to the province of Santa Cruz; 0.01 MMCM (0.2 MMCF) from Neuquén basin to the city of Bahía Blanca in the province of Buenos Aires that expired in December 2009 but remains in effect pursuant to an automatic annual renewal clause; and 0.16 MMCM (6 MMCF) from Tierra del Fuego to the province of Buenos Aires that expires in June 2020.

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

TGN Transportation Rights

As of December 31, 2013, we had available firm transportation capacity with TGN of 2.54 MMCM (90 MMCF) of gas per day.

On September 9, 1993, we entered into a contract with TGN (the “TGN Contract”) for 1.50 MMCM (53 MMCF) per day of firm transportation capacity to be constructed by TGN. The TGN Contract became effective on June 1, 1994. The TGN Contract expired on May 31, 2006 but remains in effect pursuant to automatic annual renewal clauses. On June 1, 2007, we recovered 1.03 MMCM (36.37 MMCF) per day of firm transportation capacity pursuant to this contract, which had been transferred in June 1997 by several agreements with certain industrial companies.

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

In July 2012, ENARGAS granted us 174,343 m3 of firm transportation, from May 1, 2013 through April 30, 2014, of the Neuquen-GBA route; and 233,333 m3 of firm transportation, from May 1, 2014 through April 30, 2017 of the same route. This was the result of an irrevocable offer we submitted to Transportadora de Gas del Norte (TGN) during the capacity open bid No. 01/2012.

Other Transportation Rights

We entered into an agreement with a gas distribution company for interruptible capacity from the Neuquén basin for a period of seven years beginning November 1, 1994. This agreement assures us of a minimum of 2.5 MMCM (88.3 MMCF) of gas per day. The agreement was renewed on May 2001 for a period of fifteen years and at 3.0 MMCM (106 MMCF) of gas per day. Pursuant to this contract, we have agreed to certain “ship-or-pay” obligations at a reduced rate. In January 2009, the agreement was further modified, assuring us a minimum of 1.5 MMCM (53 MMCF) of gas per day.

Final Transportation Balance

In order to face an estimated peak demand for non-interruptible service of approximately 23.66 MMCM (833 MMCF) per day, since 2006 we have contracted for an aggregate firm transportation capacity of 24.61 MMCM (869 MMCF) of gas per day, which was generally adequate to satisfy demand during winter periods. Except for 2007 winter months, peak-day deliveries did not exceed firm transportation capacity. Our load factors were 89.4%, 95.1% and 96.5% for 2013, 2012 and 2011, respectively.

Bypass Rights and Competition

As discussed under Item 3: “Key Information-Risk Factors-Our revenues may be adversely affected by the right of some of our clients to bypass our transportation services,” large users of natural gas within our service area are permitted to contract transportation services directly with other parties (provided they provide us and ENARGAS with three months’ notice). However, if such users utilize our distribution system, they must pay us a tariff. These users may also build their own transmission systems and thereby completely bypass our services, in which case we would not be entitled to any fees. Users wishing to completely bypass our system face significant impediments to doing so, including significant expenses in building and maintaining connection lines and limited access to firm transportation capacity.

We have built strong working relationships with many of our major customers and we are implementing appropriate contracting and pricing policies that discourage the construction of direct connecting pipelines between our major users and the transportation systems that would completely bypass our system and avoid the use of our firm transportation capacity. See Item 4: “Regulatory Framework.” Our management believes that the effect of any such situations could, however, be partially mitigated by provisions in certain of our firm transportation contracts with TGS which provide that, if any of our users enters into a firm transportation agreement with TGS (either directly with TGS or with a third party such as a producer or gas broker), we would have the right to reduce our firm transportation commitment with TGS by up to the amount of the lost service between us and such customer. Our firm transportation contracts with TGN contain similar provisions.

On June 1, 2000, ENARGAS issued Resolution No. 1,748/00, which introduced amendments to the Service Regulation for “Small” and “Large” General Service Users. The Resolution permits users of 5,000 CM (176.6 MCF) per day of gas instead of 10,000 CM (353.1 MCF) of gas per day to contract for transportation capacity on a firm commitment basis; it also allows users of 1.5 MMCM/year (52.9 MMCF) per year of gas instead of 3.0 MMCM (105.9 MMCF) of gas per year to contract for transportation capacity on an interruptible basis. Additionally, the period to notify ENARGAS and the distribution companies of any proposed bypass was reduced from six to three months. On December 15, 2000, we objected to these changes by filing for an administrative proceeding. This matter has not yet been resolved.

In 2004, Decree 180/2004 issued by the Executive National Power introduced amendments to de Service Regulation for the special condition service “ Big User- Interruptible Transport,” by modifying the maximum tariff that the Distribution Company can charge to a big user that contracts only the Distribution service in an interruptible basis. This tariff is the same that the company can charge when the user contracts both the transportation and the distribution service on an interruptible basis.

Alternative energy sources, primarily fuel oil or gas oil for power plants and LPG for residential users and smaller commercial users, are currently substitutes for natural gas. For many years now, the abundance of natural gas in Argentina has historically provided natural gas with a large cost advantage over fuel oil. However, in recent years Argentina has needed to import LNG volumes and the cost of national gas has exceeded that of alternative energy sources.

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

In October 2009, the Energy Secretariat, through Note No. 6,866, established a voluntary program for generation companies who wanted to participate in a “Temporary Centralized Dispatch” (“Procedimiento para el despacho de gas natural para la generación eléctrica”). Pursuant to this program, participating natural gas producers give their available natural gas production to CAMMESA, which in turn selects the central electrical power plants which will receive this natural gas. Although this program is voluntary, all of our power plant customers participated. Consequently, it would impact our sales, which would increase if CAMMESA chooses power plants inside our service area and decrease if CAMMESA chooses plants outside of our service area. Besides, because of the higher cost of LNG compared with the fuel oil, CAMMESA is choosing to dispatch central electrical power plants within MetroGAS area using fuel oil instead of natural gas. This fact is affecting negatively the load factor of the firm transportation capacity during summer time.

In March 2013, the Energy Secretariat issued ES Resolution No. 95, which states that to minimize costs and optimize fuel supply to power plants, commercial management and clearance of fuels will be performed by CAMMESA. Subsequently, the Energy Secretariat issued Note No. 2053, which sets out the criteria for implementing ES Resolution No 95. As a result of this resolution, power plants could be prevented from renewing their fuel supply contracts upon the expiration of such contracts.

Environmental and Safety Matters

Our current operations are in substantial compliance with applicable laws and regulations related to health and safety, and to environmental protection. Aligned with this, and to ensure continuous improvement and compliance with legal, regulatory, and corporate requirements, is that we are committed to complying with ISO 14001 (Environmental Management) and OHSAS 18001 (Occupational Health and Safety Assessment Series) standards. We were successfully audited in November 2013 by the external auditing Company DNV (Det Norske Veritas) and consequently, maintain our HSE Management System’s certification. We are also constantly discussing ways in which we can reduce our greenhouse gas emissions and thus minimize our impact on climate change.

During September 2013, an independent auditor performed the mandatory three-year environmental audit in compliance with NAG 153 Policy, issued by ENARGAS. As a result, no major non-conformances were found.

Compliance with current regulations was verified on the occasion of visits to our facilities by the Superintendency of Occupational Risks (SRT).

Finally, there have been no fines or penalties relating to health, safety or environmental matters.

Insurance

As of December 31, 2013, we maintained insurance coverage for third-party loss and casualty for up to U.S.$ 50 million. Our physical assets were insured for up to U.S.$ 103.97 million. We believe that our insurance coverage corresponds to standards for the international gas distribution industry. We carry business interruption insurance for up to U.S.$ 24.50 million. There is no assurance that insurance coverage will be available or adequate for any particular risk or loss.

Regulatory Framework

Below is a description of the regulatory framework applicable to gas transportation and distribution companies, including ours. However, and as noted below and elsewhere in our Annual Report, the Emergency Law has altered this framework significantly and to our detriment. These changes also create uncertainty as to our future business.

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

The Gas Act and Our License

Along with other regulatory decrees, the Pliego, the respective transfer agreements, and the licenses of each of the privatized gas companies, the Gas Act, together with Decree No. 1,738/92, as amended (the “Executive Decree”) establish the legal framework for the transportation, distribution, storage, and marketing of gas in Argentina under a competitive and partially deregulated system. The Gas Act and the respective licenses establish ENARGAS as the regulatory entity charged with administering and enforcing the Gas Act and the Executive Decree and related regulations, subject to judicial review.

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

The Gas Act prohibits transportation companies from buying or selling natural gas. In addition:

i)	gas producers, distributors, and users which contract directly with gas producers may not own a controlling interest (as defined in the Gas Act and regulatory decrees) in a transportation company;

gas producers and transporters may not own a controlling interest in a distribution company;

customers which purchase gas directly from producers may not own a controlling interest in a distribution company in their geographic area; and

contracts between affiliated companies engaged in the different phases of the natural gas industry must be approved by ENARGAS. ENARGAS may disapprove such contracts if it determines that they were not entered into via an arm’s-length transaction.

Term of Our License

Our license, which has an original 35 year team, authorizes us to provide the public service of gas distribution. The Gas Act provides that we may apply to ENARGAS for a renewal of our license for an additional ten-year term upon expiration of the original 35-year term. At that time, ENARGAS is required to evaluate our performance and make a recommendation to the Argentine National Government. We will be entitled to a ten-year extension unless ENARGAS proves that we are not in substantial compliance with all of our obligations arising under the Gas Act, the Pliego, related regulations and decrees, and our license. At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive tender process be held in order to grant a new license. We will have the option, if we have complied with our obligations, to match the best bid offered to the Argentine National Government by any third party. ENARGAS has not issued regulations regarding the procedures to be followed in awarding a new license upon a competitive tender or with respect to our compensation upon the expiration of our license term. See Item 4: “The Gas Act and Our License-Expiration.”

Subject to two exceptions, our license cannot be amended without our consent. First, ENARGAS may alter the terms of the service specified in our license, provided that an appropriate adjustment is made to the tariffs that we can charge for our services. These tariffs offset the financial impact of any alternation to the license. Second, ENARGAS may modify the tariffs initially established when the license was issued in accordance with the tariff-setting provisions of the Gas Act. See Item 4: “Tariffs.”

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

A consumer wishing to be supplied with gas from a third party must give ENARGAS and us a minimum of three months’ notice of its intention to do so. ENARGAS may, depending on market conditions, reduce the minimum length of such notice period. Given current market conditions, the notice period has been reduced to three months. If a consumer purchases gas directly from others and subsequently wishes to purchase gas from us, we are not obligated to reinstate this supply service. If, however, the customer protests our refusal to reinstate service, the matter will be resolved by ENARGAS. See Item 4: “Bypass Rights and Competition.”

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

Expansion

Major expansions of gas distribution facilities require prior approval of ENARGAS. The Gas Act provides that the distributor will be granted all rights necessary to affect approved expansions and carry out the licensed service. If a customer requests an expansion of the distribution facilities, but the distributor deems it uneconomical, a contribution towards the cost of the expansion may be required from the customer. Disputes regarding the economic feasibility of expansions are resolved by ENARGAS. An initial resolution regulating expansions was issued by ENARGAS on July 22, 1993, and a new resolution was issued on October 9, 2009. These resolutions regulate the cases in which expansions require approval from ENARGAS either because of their magnitude or because contributions are required by the distributor from users or third parties. These resolutions require that the distributor prove the accuracy of its assertions when the distributor maintains that the expansion is economically infeasible and consequentially requires contributions from users or third parties. Subject to ENARGAS’ approval, consumers may then contribute to construction of facilities deemed by the distributor to be economically unfeasible.

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

Penalties and Revocation

Our license established a system of penalties in the event of a breach by us of our obligations thereunder, including warnings, fines, and revocation of our license. See Item 4: “The Gas Act and Our License-Expiration.” These penalties may be assessed by ENARGAS based on, among other considerations, the breach’s magnitude or its effect on the public interest. Fines of up to U.S.$ 500,000 may be levied for multiple breaches of the License terms.

Our license may only be revoked by the Argentine National Government and then only upon ENARGAS’ recommendation. Our license specifies several grounds for revocation, including the failure to provide (a) 35% or more of our service for 15 consecutive days or 30 nonconsecutive days during a year or (b) 10% or more of our service for 30 consecutive days or 60 nonconsecutive days during a year; in other cases, the failure must be due to reasons attributable to us. The Argentine National Government also may terminate our license if (a) the restrictions established by the Pliego and the Transfer Agreement in connection with the transfer of stock in us or Gas Argentino are breached (See Item 7: “Major Shareholders and Related Party Transactions”), (b) the restrictions established by the Gas Act and the Pliego on cross-ownership between production, transmission, and distribution of gas are breached, or (c) if we (i) attempt a transfer of our license, or (ii) to transfer or encumber any assets offered by Gas del Estado and designated as Essential Assets, or (iii) use the Essential Assets for purposes other than those established in our license without ENARGAS’ approval. Additional events, which will result in the cancellation of our license, include a gross failure by us to make mandatory investments or to meet our other obligations under our license, our bankruptcy, a liquidation or our winding up; however, except in the case of bankruptcy, liquidation or winding up, our license requires that we receive notice and an opportunity to cure before termination. The Argentine National Government has issued Decree No. 1,834/02, which provides that, during the state of economic emergency declared by the Emergency Law, neither the filing of a reorganization proceeding by us nor the filing of a bankruptcy petition against us will cause the termination of our license. The economic emergency was extended in several opportunities but, pursuant to Law No. 26,896, the state of economic emergency expires on December 31, 2015. We cannot guarantee that the suspension of this provision of our license will remain in effect after that date.

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

Upon termination of our license, the Argentine National Government may appoint an interim operator to provide the licensed services until a new licensee is appointed. The fees and expenses incurred by an interim operator shall be borne by us. Subject to judicial review, we will not be entitled to any payment for loss of profit or in consideration for the interim operator’s use of our property.

Upon revocation of our license, we must transfer to the Argentine National Government (or to a party designated by the Argentine National Government) all Essential Assets free and clear of any liens and encumbrances, unless the Argentine National Government requires Gas Argentino to transfer its shares in us for a subsequent competitive tender.

Expiration

As a general rule, upon the expiration of our license at the end of its full term, we will be entitled to the lower of the following two amounts: (a) the net book value of our Essential Assets (including property, plant, and equipment) determined on the basis of the price paid by Gas Argentino and the original cost of subsequent investments carried in U.S. Dollars and adjusted by the U.S. PPI, net of accumulated depreciation; and (b) the proceeds of a new competitive bidding process to acquire our license, net of costs and taxes paid by the successful bidder. See Item 4: “The Gas Act and Our License-Term of Our License.” At the end of our license term, if we have performed adequately during the term of our license (including any extension, if applicable), we may participate in a new bidding process. If that is the case, we would have the right to match the best offer made (by paying the excess of the best offer above the appraised value of the Essential Assets) or, if we decline to match the best offer, to receive the appraised value of the Essential Assets; in both cases, the amounts would be calculated in accordance with our license.

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

ENARGAS

The Gas Act established ENARGAS as the body to administer and enforce the Gas Act and applicable regulations. ENARGAS’ jurisdiction extends to the transportation, marketing, storage, and distribution of gas. Its mandate, as stated in the Gas Act, includes the protection of users, the fostering of competition in the supply and demand for gas, and the encouragement of long-term investment in the gas industry.

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

ENARGAS’ duties include, among other things:

i)	enforcing the provisions of the Gas Act, applicable regulations, and the licenses of the privatized companies;

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

Actions of ENARGAS under the Gas Act are subject to judicial review. Conflicts between two regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must be first submitted to ENARGAS. ENARGAS’ decision may be appealed through administrative proceedings to the Energy Secretariat or directly to the federal courts of Argentina.

On May 21, 2007, through Decree No. 571/07, the Argentine National Government imposed the intervention of ENARGAS for a period of 180 days, which was subsequently extended for additional 180 day periods by Decrees Nos. 1,646/07, 953/08 2,138/08, 616/09, 1,874/09, 1,038/10, 1,688/10, 692/11, 262/12, 946/12, 2,686/12, 1,524/13 and 222/14.

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

Without ENARGAS’ prior authorization, we may not dispose of, encumber, lease, sublease or lend Essential Assets for any reason or purpose other than to provide a licensed service. Any expansion or improvement made to the distribution system may be encumbered only to secure financing with maturities in excess of one year, to be used for the financing of that expansion or improvement.

The Transfer Agreement prohibits us from bringing any claims against the Argentine National Government for damages arising out of or related to the Essential Assets on or after the Takeover Date.

On May 19, 2010, ENARGAS Issued Resolution No. 1,215, which expanded the definition of Essential Assets for transportation and distribution of natural gas services to include all computer databases related to the provision of the public services, including those related to measuring, invoicing and payment of such services. The revised definition of Essential Assets reads as follows: all tangible and non-tangible assets acquired by transportation and distribution licensees as from December 28, 1992, along with all the equipment and information contained in IT databases that are essential for the correct and timely provision of the licensed services, and for the adequate commercial management of clients and users. Subsequently, on July 12, 2010, ENARGAS issued Resolution No. 1,217, which clarified the definition of Essential Assets in relation to IT databases by limiting them to “all information contained in IT databases that are valid and essential for the correct and timely provision of the licensed services and for the adequate commercial management of clients and users and all material equipment that allows the creation, management, protection and distribution of such information to ENARGAS.”

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

A distribution company may offer discounts, which reflect a reduction in its rate of return, provided that these discounts are not offered in an unduly discriminatory manner and that they are not below the distribution company’s cost. Revenues lost due to discounting may not be recovered from other customers. See Item 4: “Bypass Rights and Competition.”

Current Tariffs

On January 1, 2002, all public services tariffs, including our tariffs, were pesified and frozen in accordance with the Emergency Law. Therefore, tariffs are no longer expressed in U.S. Dollars. Rather, they were converted to Pesos at the rate of Ps. 1.00 per U.S.$ 1.00. Adjustments of tariffs, in order to reflect changes in price indexes of foreign countries, are no longer made. See Item 3: “Key Information-Risk Factors-Risk Factors Relating to Us- The renegotiation of the terms and conditions of our license with the Argentine National Government has not concluded and we could face economic and financial difficulties. We cannot assure you as to what the outcome of the renegotiation of the terms and conditions of our license with the Argentine National Government will be.”

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

On December 3, 2002, the Executive Power issued Decree No. 2,437, increasing the temporary tariffs, issued by ENARGAS in May 2002 pursuant to Resolution No. 2,611, “until the conclusion of the renegotiation process” for the Electricity and Gas sectors. Additionally, this tariff schedule introduced the “social tariff,” which excluded the low-income residential customer from the initial adjustment. Shortly thereafter, the court suspended this Decree in response to the precautionary measure filed by the Ombudsman of the city of Buenos Aires and other advocacy organizations.

In addition, the Executive Power, by Decree No. 146/03 (published in the official Gazette on January 30, 2003), mandated a new temporary tariff increase for Electricity and Gas services effective from January 30, 2003. These increases and the “social tariff,” which applies to certain sectors, were the same as those established by Decree No. 2437/02 and did not implement additional increases.

On January 30, 2003, ENARGAS issued Resolutions Nos. 2,787 and 2,788, providing for new tariffs applicable to Distribution and Transportation services in accordance with the adjustment established by Decrees Nos. 120/03 and 146/03. These tariff schedules were identical to those established in December 2002 by Resolutions 2,763 and 2,764, which were based on Decree No. 2,437. On February 27, 2003, ENARGAS issued a precautionary measure in court order “Customers and Users Union and Others vs. Ministry of Economy,” which suspended the effects and application of Decree No. 146/03 and Resolutions No. 2,787 and 2,788.

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

The new schedule also included two different gas tariffs, distinguishing between residential and business customers. The producers’ initial invoices were based on estimates. After the gas was supplied, those invoices were adjusted for actual deliveries and the prices to be paid. This normalization scheme for residential customers was suspended for future implementation. Even if there is no negative impact on our economic situation as a result of the daily differences accumulated up to December 31, 2005, a financial gap has been generated along with negative balance in the gas purchase and sales current account for residential clients. This gap stems from a delay in the bi-annual reestablishment of the pass-through effect mandated by the regulating entity as stated in the distribution license and as a result of the political situation.

On March 21, 2006, ENARGAS issued Resolution No. 3,462, through which the increase of the price of natural gas at wellhead, was incorporated into our tariffs. This increase took effect on July 1st, 2005, with the understanding that the increases that arise from the application of these tariff charts for the period between July 1st, 2005 and February 28, 2006, should be invoiced to the users in eight monthly payments, with two months’ grace as of March 1st, 2006, without interests or surcharges. This retroactive charge was invoiced between May 1st and December 31, 2006. For consumptions after March 1, 2006, the new tariffs were applied directly to the respective invoice.

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

During 2005, the National Government implemented a fiduciary fund to expand the transmission capacity to 4.7 MMCM. In January 2007, through Resolution No. 3,689/07, ENARGAS stipulated that we are responsible for the invoicing, collection and settlement of another fiduciary fund, the fiduciary fund 2006-2008, and shall invoice and receive the above-mentioned charge from SGP3, and FD (“firm distribution”)/FT (“firm transportation”) clients from January 1, 2007. Residential, CNG, SGP1, and SGP2 customers are excluded from the fiduciary fund charge. With this second fund, the transmission capacity will be expanded by approximately 22.5 MMCM over the 4.7 MMCM capacity created by the first fund. Both fiduciary funds imply an increase in the transmission cost of, 411% for SGP3 and 462% for FD and FT customers with regard to the 2001 transport tariffs. On December 9, 2010, the National Government issued Resolution No. 2,289/10 in order to decrease by 50% the value of the fiduciary fund created in 2005 as it has almost recovered the investments for the expansions. Additionally, the fiduciary fund 2006-2008 was increased by 50%. As a result of both changes, the customer’s invoices remain the same.

On November 27, 2008, the Executive Power approved Decree No. 2,067/08 (published in the Official Gazette on December 3, 2008) which created the Trust Fund for Gas Imports (“Fondo Fiduciario para Atender a las Importaciones de Gas”), a fiduciary fund destined for the purpose of importing natural gas. This fund aims to complement the domestic gas production in order to decrease the number of “cut days” and thus guarantee the supply of natural gas in the domestic market.

The following is the list of resources, which comprise the fiduciary fund:

•	tariff charges currently being applied to gas transportation and distribution users within all categories;

•	special credit programs to be entered into with national and international institutions; and

•	specific contribution amounts to be assigned to participants in the gas sector.

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

On November 8, 2011, ENARGAS issued Resolution I/1,982/11, effective December 1, 2011, containing new tariffs relating to the Trust Fund for Gas Imports and extending the application of the charge to all customers’ categories. In addition to this, ENARGAS issued some complementary Resolutions that, detailed the residential geographical areas which lost the subsidy, established in the preceding resolutions, because they are considered to have high purchasing power. In order to soothe the increases, this resolution also established a flat fee for the trust fund charge to avoid consumption peaks so users do not suffer significant variations in their invoices especially during the winter months. What is more, in accordance with Exhibit III of this Resolution, there is a group of customers, mostly industrial customers that lost their subsidy immediately due to the type of activity they realize. During 2012, more residential geographical areas were added to those that have lost the subsidy. The whole charge collection will be used by ENARSA to fund imported gas.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system, as described in greater detail above under the heading “Revenues – Residential Customers.”

The following table sets forth our maximum tariff in effect since November 1, 2008 and at December 31, 2013 for each class of service:

	Maximum Tariffs as of December 31, 2013
	Measure	City of Buenos Aires	Province of Buenos Aires
	(in Pesos)
Residential(a) R1, R2-1st and R2-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.143651	0.147451
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R2-3rd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.156451	0.160251
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) R3-1st and R3-2nd (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.197401	0.201201
Minimum invoice	$/invoice	13.075555	13.207094
Residential(a) , R3-3rd and R3-4th (CS) (e):
Customer charge(b)	$/invoice	7.744752	7.784675
All consumption(c)	$/CM	0.247389	0.251189
Minimum invoice	$/invoice	13.075555	13.207094
General Service P1 and P2 (CS) (e):
Customer charge(b)	$/invoice	10.958166	11.014653
0-1,000 CM(c)	$/CM	0.145355	0.148524
1,001-9,000 CM(c)	$/CM	0.136388	0.139511
>9,000 CM(c)	$/CM	0.127422	0.130499
Minimum invoice	$/invoice	12.950560	13.032459
General Service P3 (CS) (e):
Customer charge (b)	$/invoice	10.958166	11.014653

	Maximum Tariffs as of December 31, 2013
	Measure	City of Buenos Aires	Province of Buenos Aires
	(in Pesos)
0-1,000 (c)	$/CM	0.217950	0.221120
1,001 - 9,000 (c)	$/CM	0.208983	0.212107
> 9,000 (c)	$/CM	0.200017	0.203095
Minimum charge	$/invoice	12.950560	13.032459
Subdistributors (CS):
Customer charge(b)	$/invoice	10.679295	10.734343
All consumption(c)	$/CM	0.088700	0.091154
General Service P3 (D&T) (f):
Customer charge (b)	$/invoice	10.958166	11.014653
0-1,000 (c)	$/CM	0.039414	0.042583
1,001 - 9,000 (c)	$/CM	0.030447	0.033570
> 9,000 (c)	$/CM	0.021481	0.024558
Minimum invoice	$/invoice	12.950560	13.032459
General Service (D&T):
Customer charge(b)	$/invoice	10.679295	10.734343
Demand charge(d)	$/CM per day	1.006691	1.0289920
0-5,000 CM(c)	$/CM	0.015288	0.016868
>5,000 CM(c)	$/CM	0.009462	0.011012
Large Volume Firm Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.618001	0.638298
All consumption(c)	$/CM	0.011105	0.012665
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
Demand charge(d)	$/CM per day	0.567090	0.587124
All consumption(c)	$/CM	0.003978	0.005501
Large Volume Interruptible Service (D&T):
Distribution:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.033023	0.035181
Transportation:
Customer charge(b)	$/invoice	11.200801	11.258537
All consumption(c)	$/CM	0.025895	0.028017
CNG Firm (D&T):
Customer charge(b)	$/invoice	11.012049	11.068813
All consumption(c)	$/CM	0.004049	0.006363
Demand charge (d)	$/CM per day	0.621027	0.621027
CNG Interruptible (D&T):
Customer charge (b)	$/invoice	11.012049	11.068813
All consumption	$/CM	0.022271	0.024585

Notes:

(a)	Residential customers generally are billed on a bimonthly basis. All other customers are billed monthly.
(b)	Fixed charge per invoice.
(c)	Charge per unit of consumption.
(d)	Monthly charge for CM per day of reserved capacity.
(e)	CS means complete service and includes distribution, transportation and gas provision.
(f)	D&T means distribution and transportation service. After the unbundling (Resolution 752/05), we are forbidden to sell natural gas (commodity) to these customers. The new tariff includes only the distribution and transportation services provided by us.

Renegotiation of the Tariffs

In January 2002, pursuant to the Emergency Law, the tariffs we charge our customers were converted from their original Dollar values to Pesos at a rate of Ps. 1.00 to U.S.$ 1.00. Our tariffs were also frozen, as indexation of any kind is not permitted under the Emergency Law. The Emergency Law also provides that the Argentine National Government should renegotiate public utility services agreements affected by the pesification.

According to the Emergency Law, the Argentine National Government must consider the following factors when negotiating the new tariff regime:

•	the effect that new tariffs may have over the economy, especially with regard to competitiveness and income distribution,

•	the service standards,

•	the investments which licensed companies have been authorized to make and have made,

•	consumer protection and accessibility of the services,

•	the security of the systems, and

•	our profitability.

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

We cannot assure you as to what the outcome of the final renegotiation of the terms and conditions of our license with the Argentine National Government will be and if it will allow us to meet both our operational costs and financial obligations and to provide a reasonable return on equity and the uncertainty as to when the final renegotiations of the terms and conditions of our license will be completed.

On January 24, 2003, the Argentine National Government issued Emergency Decree No. 120/03, which established that the Argentine National Government may provide for transition tariff increases or adjustments until the process of renegotiation of public service contracts and licenses required under the Emergency Law is completed. On January 30, 03, Decree No. 146/03 and ENARGAS Resolution No. 2,787 provided a transition tariff increase of approximately 10% for the electricity and gas sectors. On January 30, 2003 we began invoicing our customers with the increased tariffs. However, the National Ombudsman, the Ombudsman of the city of Buenos Aires and certain consumer advocacy organizations filed objections to the increased tariff with various courts. Consequently, a court issued a preliminary injunction prohibiting the increase to these tariffs. In accordance with the preliminary injunction, we ceased invoicing our customers at the increased tariff level and resumed invoicing at the former lower tariff levels on February 27, 2003.

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

In August 17, 2007, the Argentine National Government sent a new proposal, which we answered on August 27, 2007 after a series of meetings between UNIREN and our technical representatives. Finally, UNIREN sent an additional proposal on August 31, 2007, accepting almost every aspect of our suggestions except for the residential increase and the legal claim clauses, which were left out for discussion with the shareholders’ legal advisors.

On May 15, 2008, we received a new proposal from UNIREN, which contained some changes in respect of the last proposal sent by us on August 27, 2007, but continued to include the legal claim clauses mentioned above. We answered this proposal in July 2008. On August 11, 2008, UNIREN replied to our July 2008 proposal.

Although we replied to UNIREN’s August 2008 proposal, the Argentine National Government decided to change its strategy and sent us a new proposal, with the objective of entering into a transition agreement, as a condition precedent to signing a renegotiation agreement. Finally, on September 2, 2008, we received a new proposal establishing a transition agreement effective as of September 1, 2008. This proposal included an increase in the tariffs associated with gas distribution and transportation services.

After various rounds of negotiation, we signed the Temporary Agreement. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Temporary Agreement (which includes the increases in the distribution and transportation tariffs as of September 2008). In addition, during June 2010, we sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Temporary Agreement.

The Temporary Agreement stipulates that residential customers with consumption of up to 800 CM/year will not have any increase in tariffs (currently 62% of our customers and 25% of our sales volume fall into this category). Additionally, tariff increases will be applied to charges per unit of consumption and reserve capacity charges, but will not be applied to either fixed charges or minimum charges. The increase will be higher for higher levels of gas consumption and the daily differences accumulated for gas purchases in previous periods will be eliminated. Likewise, the rates and charges that we are authorized to charge are to be adjusted by 25%. Once the tariffs are published, we will obtain an estimated increase of 22% of our distribution margin, which will lower the impact on our customers’ invoices. We estimate that the transportation and distribution tariff increase will represent an increase of about 6% to 10% in the tariffs paid by our residential customers, 9% to 11% in the tariffs paid by commercial and industrial customers and 2% to 14% in the tariffs paid by our CNG and large customers.

In September 2009, ENARGAS submitted to the Ministry of Federal Planning, Public Investment and Services (“MPFIPS”) Sub-secretary of Coordination and Management Control information about our background and the tariff schedules which would result from the executed Temporary Agreement.

On December 16, 2009, UNIREN sent us a letter that sought to enhance the understanding by all parties to the terms of the license renegotiation.

In June 2010, we sent ENARGAS and UNIREN the support documentation disclosing investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obligated to publish the new tariff schedules. On November 30, 2010, our claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this Annual Report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the proposed MetroGAS tariff schedules set forth in the Temporary Agreement even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting our need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

However, after one of our shareholders lost an international appeal against the Argentine National Government, on January 18, 2012, we received Note No. 12 from UNIREN requesting us to resume the renegotiation of the Gas Distribution License. Since then, we have been meeting with UNIREN and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, no consensus that satisfies the interests of the Argentine National Government, our interests as well as the interest of our shareholders has been reached.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Grantor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. The Company has been invoicing this new tariff since December 3, 2012. There were no changes regarding tariffs or charges during 2013.

The Following table shows the charges per customer category as of December 31, 2013:

Customer Category	$/Invoice (in pesos)
R1	4
R2-1	5
R2-2	6.50
R2-3	8.50
R3-1	15
R3-2	20
R3-3	30
R3-4	60
SGP1	25
SGP2	60
SGP3 < 180.000 m3 per year	150
SGP3 > 180.000 m3 per year / SGG	1000
FD/FT ID/IT	2000

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, we signed the 2014 Agreement with the UNIREN whereby we agreed to a provisional tariff regime in order to obtain funds additional to those resulting from ENARGAS Resolution N° I/2407/12. ENARGAS Resolution N° I/2407/12 established the collection of a fixed amount per invoice depending on the customer category, which is to be transferred to a trust fund formed specifically for the execution of infrastructure works. The amounts we collect pursuant to ENARGAS Resolution N° I/2407/12 have been considered payments on account of the adjustments set forth in the Temporary Agreement.

The 2014 Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 07, 2014, establishes a provisional tariff regime as from April 1, 2014, which readjusts prices and tariffs reflecting the changes necessary to enable us to continue operating, and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The 2014 Agreement also contemplates the inclusion of a pass through to tariffs resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes clauses related to cost oversight tariff revisions based on operating and investment cost structure, and price indexes representative of such costs. Under certain events and on a semiannual basis, this would trigger a revision procedure through which ENARGAS would assess the actual variations in the licensee’s operating and investment costs, and thereby determine whether a distribution tariff adjustment is applicable.

The 2014 Agreement also provides that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Argentine National Government and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the “Acta Acuerdo de Renegociación Contractual Integral” (the Comprehensive Contract Renegotiation Agreement).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat issued ES Resolution No. 226/14 pursuant to which new natural gas prices, and a plan to encourage responsible use of natural gas, were established.

Within this framework, new natural gas prices are established for Residential customers and for “P” Small General Service customers for each of the production basins and user categories. These new prices will be applied by comparing consumption during the current one- and two-month periods to the corresponding one- and two-month periods of the preceding year. Furthermore, a three-stage price revision is established to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For those customers that reduce their consumption over 20%, basin prices as of March 31, 2014 (as per ES Resolution No. 1417/2008) will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

Through Note ENRG/SD No. 03097, dated April 7, 2014, ENARGAS notified us of Resolution No. I/2851, also dated April 7, 2014, wherein new tariff charts are approved and are slated to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. Such charts display changes in the final tariff of residential and full general service customers. These include changes in the gas price at the transmission system entry point, as a result of the application of the new prices per basin established by the aforementioned ES Resolution No. 226/14, the transportation tariff as a consequence of the new tariff chart effective for gas transportation companies that reflect the terms of their 2008 provisional agreements, and our distribution margin after the signing of the 2014 Agreement. In accordance with the price scheme established through ES Resolution No. 226/14, three tariff levels are established for each period, which are to be applied to customers according to their consumption during the current one- and two-month periods compared to the corresponding one- and two-month periods of the preceding year. For those customers that reduce their consumption over 20%, basin prices as of March 31, 2014 (as per ES Resolution No. 1417/2008) will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

Furthermore, ENARGAS Resolution No. I/2851 establishes that tariff charts applicable until March 31, 2014 shall still be applied to essential users (health care, public education religious institutions, etc.; and consumers eligible pursuant to Notes MPFIPyS N° 10/2009 from the Ministry of Federal Planning, Public Investment and Services dated August 13, 2009). Under that mechanism, we will also have different prices for the gas distribution service according to the customers’ consumption.

Semiannual Adjustments to Tariffs Contemplated by Our License

Except in respect of the seasonal tariff increases to reflect our costs of purchasing gas, all tariff increases have been suspended by the Emergency Law. See Item 4: “Current Tariffs.”

The Gas Act and our license contemplate that the distributors’ tariffs will be adjusted semiannually to reflect changes in the cost of purchasing and transporting gas and the inflation rate reflected by the U.S. PPI. The purpose of these adjustments is to ensure that the distributor recovers no more and no less than its actual cost of purchasing and transporting gas and to compensate it for assumed increases in other operating costs. The mechanics of these periodic adjustments are specified in our license.

Tariffs are required to be adjusted semiannually in May (for the five-month winter period) and in October (for the seven-month summer period) to reflect projected changes in the cost of purchasing gas. The Gas Act and our license authorize us to pass through to our users the cost of gas purchases by adjusting the price to end users to reflect any change in the actual cost of gas purchased during each tariff period, provided that ENARGAS may limit the pass-through of such cost to the extent it determines that such cost exceeded the costs negotiated by other distribution companies in equivalent circumstances. In August 1994, the Argentine National Government enacted Decree No. 1,411/94, which empowers ENARGAS to limit the pass-through of price increases to prices that are no higher than the lowest price for similar quantities of gas purchased under similar conditions from the same basin in the event it should find that the contracts proposed for its review were not the product of a transparent, open and competitive process. We are required to account for differences between the projected cost of gas and the actual cost of gas prudently incurred, with any difference during that period, plus interest, being surcharged upon or credited to customers’ bills, as appropriate, through a tariff adjustment.

Pursuant to our license, tariffs are also to be adjusted semiannually in January and July to reflect changes in the U.S. PPI. Our tariffs may also be adjusted in January and July, upon notice to ENARGAS (but only if ENARGAS does not object to such adjustment), to reflect changes in the transportation companies’ tariffs pursuant to the transportation licenses and the K Investment Factor. A reduction in transportation tariffs would result in a corresponding reduction in our tariffs. We may apply for an adjustment to tariffs to reflect unforeseen events or certain force majeure occurrences or to reflect changes in the taxes on tariffs. The Gas Act provides that customers may apply for a tariff reduction if warranted by objective and justifiable circumstances.

Gas Purchase Price Adjustments to Tariffs and Related Disputes

We operate in a regulated industry and accordingly, our results of operations depend on the applicable regulatory framework and the interpretation and application of such framework by ENARGAS. We have disagreed repeatedly with ENARGAS’ interpretation and application of the regulatory framework. Pursuant to the framework that regulates the public service of distribution of gas in Argentina, our tariffs are required to be adjusted periodically to reflect changes in the cost of purchased gas. Notwithstanding the foregoing, on several occasions, ENARGAS has limited the pass-through of the cost of gas we purchased, thus preventing us from recovering approximately Ps. 30 million with respect to our purchases of gas from 1995 through February 2005. We have filed appropriate appeals in respect of these matters. While some of our appeals have been rejected, our appeals related to Ps. 18.3 million of gas purchase costs remain pending.

The enactment of the Emergency Law and of Decree No. 214/02 had the effect, among others, of fixing the price we pay for gas under our Gas Purchase Contracts. However, the Emergency Law and this decree do not affect the prices at which we purchase gas in the spot market, which we expect to be substantially higher than the prices we pay for gas under our Gas Purchase Contracts. We are unable to predict the level of our gas purchases in the spot market because it is affected by a number of unpredictable variables, including average temperatures and the rainfall levels in winter. There is a risk that ENARGAS may deny the pass-through to our customers, via tariffs, of the entire amount of our costs incurred in purchasing gas in the spot market within the terms of Decree No. 1,020/95. See Item 4: “Commercial Contracts-Natural Gas Purchase Contracts-Limitations on Short-Term Gas Purchase Contracts.” Notwithstanding the foregoing, we do not purchase gas in the spot market, since, through the National Government’s intervention over the domestic gas market in 2004 and the execution of several gas supply agreements between gas producers and the National Government, we have been told to meet our non-interruptible demands.

Future interpretations and applications of the regulatory framework by ENARGAS, including future limitations of passing on important costs of gas, can adversely and substantially affect us.

U.S. PPI Adjustments to Tariffs and Related Disputes

On January 10, 2000, ENARGAS issued Resolution No. 1,477/00, which adjusted our tariffs as of January 1, 2000, but did not include an adjustment reflecting an increase in the U.S. PPI as contemplated by our license prior to the enactment of the Emergency Law. This adjustment would have resulted in a 3.78% increase in the transportation and distribution components of our tariffs as of that date. This was due to the fact that, in negotiations with ENARGAS and the Argentine National Government, the distribution and transportation companies agreed to defer the billing of the amounts related to the U.S. PPI adjustment for the first six months of such year. Moreover, ENARGAS established, through the same resolution, the methodology to recover during the ten-month period following July 1, 2000 the uncollected amounts attributable to the application of the U.S. PPI for the first half of 2000.

On July 17, 2000, the distribution and transportation companies, ENARGAS, and the Argentine National Government agreed to increase tariffs as of July 1, 2000 (a) to reflect the U.S. PPI adjustment which, by virtue of the agreement referred to in the preceding paragraph, was not added to tariffs as of January 1, 2000, and (b) by the amount that would have been billed during the first six months of 2000 on account of such U.S. PPI adjustment if it had been added to tariffs on January 1, 2000 and to have such increase recovered, together with accrued interest, as follows: (x) 30% from July 1, 2000 through April 30, 2001, and (y) the remaining 70% from October 1, 2000 through April 30, 2001. Additionally, they agreed to defer the billing of the amounts related to the U.S. PPI adjustments for the period from July 1, 2000 through June 30, 2002 and to create a “PPI Stabilization Fund.” The PPI Stabilization Fund became effective on July 1, 2000 and was comprised of the amounts that result from the difference between the tariffs actually charged and the tariffs that would have been charged through June 30, 2002 if such U.S. PPI adjustment had been added to tariffs as contemplated by the regulatory framework. The Argentine National Government ratified the foregoing by Decree No. 669/00 dated August 4, 2000. In light of the foregoing, we accrued the deferred amount during the deferral period, together with interest at an 8.2% annual rate.

On August 29, 2000 we were notified that, in a proceeding initiated by the National Ombudsman of Argentina, a court order had been issued, which suspended Decree No. 669/00 on the grounds that the tariff adjustment pursuant to a mechanism of indexation based on a foreign index was illegal under the Convertibility Law. An appeal against the injunction and a challenge to the National Ombudsman’s jurisdiction was made by ENARGAS, the Ministry of Economy, and the gas licensees (including us) but was rejected. ENARGAS subsequently informed us that the tariffs would revert to the ones in force prior to Decree No. 669/00, that is, without the U.S. PPI linkage. Since the Emergency Law eliminated the U.S. PPI adjustment of tariffs, we are not pursuing the appeal of such decision to the Supreme Court. However, we will continue to challenge the decision ruling the U.S. PPI adjustment illegal and will try to recover the benefits of such adjustment up to the effective date of the Emergency Law.

In view of the above described scenario and the recent developments which have occurred in the context of the Argentine financial crisis explained above, we wrote off as an “Extraordinary Loss” in 2001 the difference between the income we had accrued during 2000 and 2001 attributable to unbilled U.S. PPI adjustments less expenses we had accrued during such period on account of increases in transportation tariffs attributable to U.S. PPI adjustments that we would have paid to TGS and TGN. The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs our activities or as an abandonment of any of the actions filed by us to date.

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

The tariff-setting methodology contemplated by the Gas Act and our license is the “price-cap with periodic review” model. This methodology has been adopted by a number of other countries and is commonly referred to by its mathematical expression “RPI-X+K.” Since the international market indicator selected by Argentina was the U.S. PPI published by the Bureau of Labor Statistics and the United States Department of Labor, the Argentine tariff adjustment formula is more correctly expressed as “U.S. PPI-X+K.” The tariff-setting methodology differs from the form of utility regulation utilized in the United States primarily with respect to the length of the period between regulatory reviews, and in being forward-looking rather than historical-cost-based.

Under the Argentine model, distribution tariffs may be adjusted by the X Efficiency Factor and the K Investment Factor (both of which were set at zero for the initial five-year period). Based on the regulatory theory that distribution tariffs should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the distribution company, the inclusion of an efficiency factor results in a mandatory decrease in distribution tariffs on the assumption that operating efficiencies will decrease the distribution companies’ costs each year. The inclusion of the X Efficiency Factor in the pricing system provides the distribution company with an incentive to cut costs. If the distribution company is able to decrease costs faster than the rate implied by the X Efficiency Factor, the savings become increased profits; if the distribution company is unable to meet or exceed this rate, the shortfall reduces its profits. The adjustment to account for efficiencies is proposed by ENARGAS, using specific plans for efficiency improvements submitted by us and taking into account both the expected cost savings and the investment required for the implementation of such plans. ENARGAS is required to propose the X Efficiency Factor as it applies to us not later than 12 months prior to the commencement of the five-year period for which it is to apply following which proposal we have a four-month period in which to respond to ENARGAS. A final X Efficiency Factor is to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

The inclusion of the K Investment Factor in the formula specified in our license is intended to permit an increase in distribution tariffs at the time of their adjustment to compensate us for certain investments approved by ENARGAS. The investments contemplated by the K Investment Factor are those designed to improve the efficiency, safety or reliability of the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by us. In either case, however, the commitment to make such investments during the five-year period will be binding on us. We also may petition ENARGAS at any time for a distribution tariff adjustment relating to proposed investments to expand system capacity. ENARGAS, based on an investment plan submitted by us 18 months prior to the commencement of the relevant five-year period, is required to propose K Investment Factors not later than 12 months prior to the commencement of the relevant five-year period, following which we will have a four-month period in which to respond to ENARGAS’ proposal. A final K Investment Factor and related investment program are to be fixed by ENARGAS not later than six months prior to the commencement of the relevant five-year period.

If we do not agree with the X Efficiency or K Investment Factors established by ENARGAS, or with the terms of a mandatory investment program established by ENARGAS, the distribution tariff established by ENARGAS will be applied, but we may seek review of ENARGAS’ actions by administrative or judicial procedures.

Five-Year Tariff Review and Related Disputes

During the period from January 1998 through December 1999, the tariffs that we charged to our clients have been adjusted through ENARGAS resolutions, according to our license (See Item 4: “Regulatory Framework-Tariffs-Semiannual Adjustments to Tariffs Contemplated by Our License) that requires that tariffs have to be adjusted in January and July to reflect changes in the U.S. PPI, in the transportation and distribution components of our tariffs and in the K Investment Factor resulting from investments.

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

Through Resolution No. 1,804, ENARGAS adjusted our tariffs as of July 1, 2000 as follows: (a) it adjusted the transportation and distribution component of our tariffs for the second half of 2000 in order to reflect changes in U.S. PPI, which resulted in an increase of 3.7751%, in addition to a recovery of the accrued debt for the balance of tariffs that were not billed from January through July 2000, and (b) applying the adjustment pursuant to the K Investment Factor to such six-month period resulting from investments, resulting in an increase of the distribution margins as follows: residential-0.48%, small volume general users-0.35%, and CNG-0.41%. ENARGAS applied such U.S. PPI recovery pursuant to a deed whereby there was established the financing mechanism for the tariff adjustment for the first six-month period of the year 2000. The Executive Power approved such deed and the financing mechanism through Decree No. 669/00. Nevertheless, on August 29, 2000, we received notice of a court order suspending Decree No. 699/00, and accordingly, ENARGAS informed us that the tariffs should be reduced to exclude the U.S. PPI adjustment. See “U.S. PPI Adjustments to Tariffs and Related Disputes.”

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

Pursuant to Resolution No. 2,347, ENARGAS adjusted our tariffs as of July 1, 2001 applying the K Investment Factor from investments, resulting in an increase of the distribution margins as follows: residential-0.36%, small volume general users-0.27%, and users of CNG-0.32%. ENARGAS approved a K Investment Factor value that is lower than the one we requested, even though the works carried out during the first semester of 2001 were completed. This results from an interpretation by ENARGAS of the commitment undertaken by us at the time, assuming an excess of up to 5% of the total project’s extension. We have appealed this interpretation of our tariffs.

Through Resolution No. 2,487, ENARGAS approved our tariffs as of January 1, 2002 maintaining the existing values expressed in Pesos as of October 2001 in accordance with the Emergency Law.

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

In December 2000, ENARGAS submitted to natural gas distribution and transportation licensees a set of documents prepared by local and international consultants under the guidance of a think-tank, Foundation for Latin American Economic Research (“FIEL”), which would provide the basis for the preparation of the methodology (the “Methodology”) for the Second Five-Year Tariff Review (“RQT II”) that would determine the tariff structure applicable from January 1, 2003 to December 31, 2007.

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

On April 6, 2001, ENARGAS informed the gas transportation and distribution licensees of the Methodology, and further advised the licensees to carry out the following regulatory adjustments during the RQT II:

i)	A comprehensive review of rate levels (“full rate case”) in order to correct any possible distortions that may have accumulated since privatization.

ii)	Regulatory structure reforms to optimize system operation and expansion.

iii)	Ensuring service quality and reliability and defining the circumstances under which distributors must guarantee gas supply and main system liability during the winter months.

iv)	Accounting segregation of the business of distribution licensees into marketing (gas supply and transportation) and distribution activities, as from January 2003.

v)	Redefinition of small and large general service users, with the possibility of a commercial bypass.

In May 2001, ENARGAS released a document on the methodology for determination of the cost of capital that would be used to discount the cash flows of income and expenses related to the new five-year period. This methodology would be used to determine the “reasonable profit” of gas transportation and distribution licensees for the period 2003 to 2007. We submitted comments on this methodology and requested clarification on the guidelines established at that time. In addition, we submitted information on the tariff base, which involves investments made from the beginning of operations until the year 2000, as well as itemized information on demand, sales and expenses during the year 2000. Nevertheless, ENARGAS established rates that did not meet our expectations and we have appealed such rate and the methodology used to establish it.

In November 2001, we submitted to ENARGAS a suggested investment program for the period 2003 through 2007, which would be financed with the tariff base to be fixed for January 1, 2003 and with the K Investment Factors. We made the implementation of the investments contingent on the possibility of obtaining funds in capital markets at reasonable rates under the circumstances.

Towards the end of 2001, ENARGAS required us to provide expenditure projections for the period 2003 through 2007. We requested an extension with respect to ENARGAS’ request, as it was not possible for us to determine the impact that changes in the Argentine economy, the devaluation of the Peso and the passing of the Emergency Law and its implementing regulations could have on the prices of domestic and imported goods and services.

Finally, in a note dated February 8, 2002, ENARGAS declared the suspension of terms fixed for the RQT II process until the renegotiation process provided for by the Emergency Law was conducted.

Surcharge on Gas Consumption

The Emergency Law and Decree No. 786/02 created a surcharge, applicable from the date of enactment of such Decree (May 8, 2002), of Ps. 0.004 per cubic meter of gas applicable to all gas consumption (the “Surcharge”). The Surcharge is levied to finance a special subsidy aimed at reducing tariffs of residential users in certain regions of Argentina.

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

Changes in Regulations

On October 4, 2010, ENARGAS issued new dispatch rules named “Procedure for Gas Applications, Confirmations and Control” governing inter alia natural gas injection by producers and natural gas nominations by distributors. Since October 1, 2010, when such Procedure entered into force, we have tallied, on a daily basis, the total volume of natural gas needed in accordance with the Procedure to supply its non-interruptible demand. See Item 4-Commercial Contracts-Natural Gas Purchase Contracts.

Resolution 172/12 of the Secretariat of Energy, published in the Official Gazette on January 5, 2012, extended the effects and enforceability of Resolution No. 599/07 issued by the same organism allocating natural gas volumes per basins considering destinies and ultimate consumers. (See “Item 5 - Operating and Financial Review and Prospects”)

Electronic Gas Market Opening

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

On March 18, 2005, our Board of Directors approved the creation of MetroENERGÍA, which was established to trade on the EGM on its own behalf and on behalf of third parties. We are the controlling shareholder of MetroENERGÍA and own 95% of its capital stock and YIESA owns the remaining 5%.

C.	Organizational Structure

During 2013, YPF acquired control of us. See Item 4: “Information on the Company” and Item 7: “Major Shareholders and Related Party Transactions.”

D.	Property, Plants and Equipment

Our principal properties consist primarily of distribution mains, service pipelines, pressure reduction stations, regulators, valves, meters and real estate for central, operational and branch offices. These properties are located in our service area and are described above. See Item 4: “Business Overview-Power Plants.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

N/A.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In addition to the management discussion below, you should carefully read our Annual Consolidated Financial Statements and selected consolidated financial and operating data included elsewhere in our Annual Report for additional information about us.

The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue” and similar language. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in our Annual Report. See “Forward-looking Statements and Associated Risks.” For a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see Item 3: “Key Information-Risk Factors.”

We maintain our financial books and records and publish our consolidated financial statements in Pesos restated for inflation through February 28, 2003 and prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

During 2013, Argentine inflation measured by CPI increased by 10.9% as compared to the 10.8% increase in 2012 and the wholesale price index rose by 14.8% as compared to the 13.1% increase in 2012. Additionally, the GDP increased 1.9% in 2012. On March 27, 2014, the Argentine National Government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 3%.

The Argentine economy had been mired in a severe economic recession that began in the second half of 1998 and lasted until the end of 2002. In addition the Peso was devalued against the U.S. Dollar by 237% from late 2001 through December 31, 2002. The Peso appreciated against the U.S. Dollar by 13% in 2003 compared to 2002 and devalued between 1% and 3% from 2003 to 2007. Moreover, the Peso devalued by 10% against the U.S. dollar in 2009 and 2008, in each case compared to the immediately preceding years. Recently, the Peso devalued by 5% in 2010 compared to 2009, 8% in 2011 compared to 2010, 14.3% in 2012 compared to 2011 and 32.6% in 2013 compared to 2012. It should be mentioned that between January and March 2014, the Peso devalued by 22.7%.

The following table shows Argentina’s annual GDP growth for the indicated years.

	Argentine GDP
	December 31,
	2013	2012	2011	2010	2009
GDP growth (annual %)	3.0	1.9	8.9	9.2	0.9

Source: INDEC, Banco Nación.

The following table shows annual percentage changes in Argentina’s wholesale and consumer price indexes for the indicated years.

	Argentine Price Indexes
	December 31,
	2013	2012	2011	2010	2009
Wholesale price index (annual % change)	14.8	13.1	12.7	14.6	10.3
Consumer price index (annual % change)	10.9	10.8	9.5	10.9	7.7

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

•	the volatility of the exchange rate; and

•	the evolution of the price variation index.

Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the Risk Factors contained in our Annual Report. The most important factors affecting our results of operations were the following:

i)	Pesification of our tariffs

Prior to 2002, our tariffs were denominated in U.S. Dollars and billed to our customers in Pesos. The Emergency Law abolished Dollar-denominated tariffs and converted the Dollar values of all public service tariffs (including our tariffs) into Pesos at a one-to-one exchange rate. See Item 3: “Key Information-Risk Factors-Risk Factors Relating to Argentina- The significant appreciation and depreciation of the Peso may have an adverse effect on the Argentine economy, or on our results of operations and financial condition.”

ii)	Freezing of our tariffs

Our Dollar-denominated tariffs were adjusted semiannually to reflect changes in the U.S. PPI. The Emergency Law abolished such adjustments and instituted a freeze on our tariffs, which is still in effect.

In January 2002, the Executive Power issued the Emergency Law by which it was able to convert the public service companies’ tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S.$ 1.00 and freeze them at that rate. The Emergency Law also authorized the Argentine National Government to renegotiate public service companies’ licenses (including our license). We are currently negotiating with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), an organization established by the Argentine National Government, to renegotiate the license contracts and the tariffs that we may be able to charge in the future.

After various rounds of negotiation, we signed the Temporary Agreement with UNIREN. On April 14, 2009, the Executive Power issued Decree No. 234/09 approving the Temporary Agreement (which includes the increases in the distribution and transportation tariffs as from September 2008). See Item 4: “Information on the Company- Regulatory Framework-ENARGAS-Current Tariffs” for more details on the Temporary Agreement. In addition, during June 2010 we sent investment records from September 2008 to December 2009 to ENARGAS and UNIREN in accordance with the Temporary Agreement.

In September 2009, ENARGAS submitted our background and the tariff schedules which would result from the executed Temporary Agreement to MPFIPS sub-secretary of Coordination and Management Control. Furthermore, on December 16, 2009, UNIREN sent us a revised letter of understanding containing the latest proposal for the license renegotiation. It contains some changes regarding form issues, but maintains the requirement that both our direct and indirect shareholders must suspend any and all claims or actions brought by them against the Argentine National Government relating to the tariff freeze.

On February 17, 2010, we commenced a legal proceeding in the Federal Administrative Court of Appeals requiring the issuance of an order of action against the Sub-secretary of Coordination and Management Control for its delay in reviewing the proposed MetroGAS tariff schedules. However, on June 8, 2010, we terminated this legal claim and commenced a new action before the Federal Administrative Court to require the issuance of an order of action against ENARGAS and the Sub-secretary of Coordination and Management Control, by which they would be obliged to publish the new tariff schedules. On November 30, 2010, our claim was denied because, among other reasons, the court ruled that it is not allowed to interfere with ordinary duties falling under the responsibility of ENARGAS. As of the date of this Annual Report, there has been no further action on the part of the Sub-secretary of Coordination and Management Control and ENARGAS has not yet issued the our proposed tariff schedules even though during 2010, several notices were sent to ENARGAS, UNIREN and the MPFIPS highlighting the Company’s need to reach a definite consensus in order to successfully sign the Renegotiation Agreement.

On January 18, 2012, after one of our shareholders lost an international appeal against the Argentine National Government relating to the tariff freeze, we received Note No. 12 from UNIREN requesting we resume the renegotiation of the Gas Distribution License. Since then, we have been meeting and exchanging comments to the draft of the Final Agreement proposed by UNIREN. Unfortunately, we have not reached a consensus that satisfies our interest, the interests of the Argentine National Government, and the interest of our shareholders.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Grantor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. We have been invoicing this new tariff since December 3, 2012.

On March 26, 2014 we signed the 2014 Agreement. The 2014 Agreement is supplementary to the Temporary Agreement entered into in 2009 with the UNIREN, all in the context of our ongoing negotiations with the Argentine National Government to reach a definitive comprehensive tariff agreement.

The 2014 Agreement includes a provisional price and tariff adjustment for our natural gas distribution service, reflecting the changes necessary to enable us to continue operating and to make necessary infrastructure and other improvements, subject to ENARGAS approval and pursuant to the Gas Industry Regulatory Framework’s established guidelines, including changes in the price of gas at the transmission system entry point.

Pursuant to the 2014 Agreement, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied. (See Item 8 B Significant Changes and Item 4 B Business Overview – Regulatory Framework – ENARGAS - Tariffs).

iii)	Devaluation

The Emergency Law eliminated the U.S. Dollar-Peso parity in January 2002. Soon after the enactment of the Emergency Law, the Argentine National Government permitted the Peso to float freely against the U.S. Dollar with a resulting decline in the Peso’s value in relation to the U.S. Dollar. Substantially all of our indebtedness is denominated either in U.S. Dollars or Euros and a material portion of the capital assets we acquire are imported and paid for in U.S. Dollars. As a result, the amount of our indebtedness and of our capital expenditures has increased substantially in Peso terms. See Item 3: “Key Information-Risk Factors-Risk Factors Relating to Argentina” and Item 11: “Quantitative and Qualitative Disclosure About Market Risk.”

iv)	Elimination of access to financing

Another factor that adversely affected our results of operations and financial position was the elimination of access to financing. Although we were able to restructure a significant part of our debt in 2006 and subsequently, in 2013 through the reorganization proceeding, we nonetheless still have limited access to both local and international financing. See Item 5: “Liquidity and Capital Resources.”

In addition, after the crisis at the beginning of 2002, we refocused our strategy on the short-term risks and challenges facing us. Since then, our short-term strategy has been aimed at working with the Argentine National Government in order to expedite decisions and obtain tariff increases that ensure continuity of our operations, maintenance of safety and quality standards and coverage for debt repayment. See Item 4: “Information on the Company-Business Overview-Regulatory Framework-Tariffs-Renegotiation of the Tariffs.”

It is worth mentioning that, as a result of our reorganization proceeding, on January 11, 2013 we issued the New Notes for a total amount of US$ 314,553,452, structured through two new U.S. Dollar denominated notes: the Series A Notes which amount to 53.2% of the admitted debt and the Series B Notes which amount to 46.8% of the admitted debt. See “– Liquidity and Capital Resources – Debt Restructuring” below for more details on our issuance of the New Notes.

Effects on Our Results of Operations and Liquidity in Future Periods

The economic situation in Argentina remains highly volatile and has affected our results of operations. In particular, we expect that the following circumstances may have a material effect on our results of operations and liquidity in future periods:

i)	the outcome of the final renegotiation of the terms and conditions of our license with the Argentine National Government; and

ii)	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, our results of operations and financial condition are very sensitive to changes in the Peso exchange rate as our primary assets and revenues are denominated in Pesos while substantially all of our financial liabilities are denominated in U.S. Dollars.

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

Since the 2007 winter period, both the Secretariat of Interior Commerce and the Energy Secretariat increased their intervention in the operations of our business. Aiming to guarantee natural gas supply to non-interruptible customers, the interventions have focused on restrictions of the supply of natural gas to certain industrial and power plants customers. On May 12, 2008, the Energy Secretariat issued a note to Compañía Administradora del Mercado Mayorista Eléctrico S.A., (“CAMMESA”), the entity that administers Argentina’s wholesale electricity market, authorizing CAMMESA to redirect natural gas volumes to a different power plant customer from the one contractually entitled to such volumes with the goal to allocate available natural gas volumes in the most efficient manner.

The intervention of the Secretariat of Interior Commerce and/or the Energy Secretariat could affect the supply to residential customers, industrial customers and power plant customers, altering the distribution system reliability and resulting in a decrease in our sales that could lead to a material adverse effect on our cash flow and results of operations.

Renegotiation of our tariffs

As mentioned before in Item 5 – ii) Freezing of our tariffs, we have been invoicing a new tariff charge since December 3, 2012 as a result of the following events.

On November 21, 2012, we, along with the other gas distribution companies, except for Litoral Gas, entered into the Memorandum with ENARGAS, which is in full force under the ENARGAS’ note ENRG/SD/I 13,352 received on November 29, 2012 in order to confirm the tariff adjustment previously established in Decree No. 234/08.

On November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012) authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution system. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its corresponding approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Grantor (in this case us), will pay the obligations contracted as a consequence of the investments that were accomplished. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012. As of December 31, 2012, the amount invoiced was Ps. 10 million and during 2013, the amount invoiced was Ps. 194 million.

Critical Accounting Policies and Estimates

Significant accounting policies of the Company are described in Note 4 to our Annual Consolidated Financial Statements as of December 31, 2013 (See Item 18. Financial Statements). Not all significant accounting policies require that we apply subjective criteria or complex estimates. The following section provides an understanding of the policies that we consider critical given their degree of complexity or the criteria or estimates involved in their application and their impact on our Annual Consolidated Financial Statements. Those criteria include forward-looking assumptions or estimates. Actual results may differ from these estimates.

For a better understanding of the manner in which we form our judgments about future events, including the variables and assumptions underlying the estimates, and how sensitive those judgments are in respect of different variables and conditions, comments have been included in relation to each critical accounting policy described below:

i)	Impairment of properties, plant and equipment;

ii)	Recognition of revenues and trade receivables;

iii)	Provisions;

iv)	Deferred income tax and MPIT;

v)	Application of IFRIC 12 “Service Concession Arrangements.”

i)	Impairment of properties, plant and equipment

We review the book value of our properties, plant and equipment as of the date of closing of each fiscal year in order to detect any indication that such assets may not be recoverable. Also, we assess the book value of our long term assets based on the recovery value thereof from time to time, when any events or change of circumstances indicate that the carrying value of an asset is not recoverable. Indications of impairment to be observed in this analysis include, among others, any existing physical damage to or significant changes in the use of assets, deterioration in the expected level of asset performance or a significant drop in revenues. When an asset ceases to generate cash flows independently from other assets, we estimate the recoverable amount of the cash generating unit (“CGU”) that the asset belongs to.

The recoverable value is the greater of the fair value less disposal costs and its value in use. The value in use is determined based on projected and discounted cash flows applying discount rates that reflect the time value of money and the specific risks involved in the assets under analysis.

If the recoverable amount of the assets of any CGU is lower than the carrying amount, the carrying amount of the respective asset or CGU is reduced to its recoverable amount. Impairment losses are immediately recognized in the statement of profit and loss and other comprehensive income.

The recoverable amount is determined on the basis of projected and discounted cash flows, applying discount rates that reflect the time value of money and the specific risks involved in the assets under analysis.

We believe that our accounting policy in relation to long term asset impairment is a “critical accounting policy” for the reasons set forth below:

•	The current economic and financial condition of the Company, referred to in Note 2 to our Annual Consolidated Financial Statements included herein, given the current situation about pending tariffs renegotiation process and cost increases, is highly likely to experience changes from one period to the next as it requires us to make certain estimates and assumptions (such as future revenues and cost of revenues) to determine their recoverable amount; and

•	A recognition or reversion of an impairment or recoverable amount has a significant impact on the assets disclosed in our Annual Consolidated Financial Statements and results of operations. Estimated future revenues and discount rate definition as well as other relevant assumptions (like exchange rate annual inflation rate) require that we form essential judgments, as actual revenues have experienced in the past and are expected to continue experiencing fluctuations, in particular due to the currently pending rate renegotiation process.

Impairment test as of December 31, 2013

We have identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with the IFRS as of December 31, 2013. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds the book value of those assets, the Company determined that no impairment had occurred.

As regards the material estimates used in the performance of such test, and taking into account (i) the nature, opportunity and extension of the rate renegotiation process with the Argentine National Government, (ii) the decrease of operating profits as a result of increased operating costs, (iii) an analysis of how current results may be compared with forecasts for past periods, (iv) the experience of Gas Natural Fenosa, another gas distribution company active in the Buenos Aires metropolitan area (the major gas market in Argentina), whose renegotiation agreement was approved by the Argentine Executive on April 10, 2006 (and consequently implemented by ENARGAS on April 9, 2007 and October 10, 2008), and has also had its new tariff scheme approved by ENARGAS and is now able to charge for its distribution services pursuant to such new rates, and (v) the status of current negotiations between MetroGAS and the Argentine National Government, three different scenarios have been contemplated using a probability approach that considered their respective probability of occurrence. Each scenario contemplates different events, with respect to the critical variables described below. Also, all projected cash flows have been prepared considering the remaining License period, no possible extension thereof having been contemplated, which period does not exceed the remaining useful life of the Company’s property, plant and equipment.

The most relevant premises on which we have based our estimated cash flows are described below:

•	Rate increases: The forecasts made by us assume gradual rate increases from 2014 to 2018, up to levels significantly higher than our current Peso-denominated rates. Although nominal percentage increases determined for each scenario for late 2018 are significant (380% for the base scenario, 424% for the optimistic scenario, and 336% for the pessimistic scenario), given the fact that such increases are referred solely to the distribution component of the final rate they will, in our opinion, have a reasonable final impact on customers. As from 2018 it is assumed that the tariff will maintain a constant value against inflation.

•	Inflation rate and exchange rate: For the first two years the test contemplated an Argentine peso devaluation slightly higher than inflation. From 2016 onwards, stable levels have been contemplated, on the assumption that the devaluation of the Argentine currency will equal inflation.

The impairment test conducted as of December 31, 2012, contemplate three scenarios (Pessimistic, Base and Optimistic scenarios) with different probabilities of occurrence. Towards the end of November 2012, when the creation of the Fund for Consolidation and Expansion Works permitted MetroGAS to increase its revenues by approximately Ps. 200 million per year (representing an approximate 54% increase in the regulated distribution margin), revenues started a path of recovery that we believe is consistent with the Base scenario of the impairment test as of December 31, 2012. Consequently, the three scenarios contemplated at the end of 2013 are presented with different tariff recompositions models, on the basis of the Base scenario as of December 31, 2012.

The guidelines for the assumptions adopted in relation to the scenarios contemplated as of December 31, 2013 involved rate adjustments similar to those now being applied by Gas Natural Fenosa, and values were kept constant until the time of the overall tariff review. In the case of MetroGAS, this was achieved by a combined adjustment of fixed charges, variable charges and a minimum billed amount, which is deemed acceptable based on the existing types and segmentation of customers.

The three scenarios developed from the tariff review reflect different rate levels that might be reached on the basis of options that may arise when discussing tariff base amounts, the rate of profitability, level of investments to be made, operating costs typical to the industry and the area served by us, competitiveness of industrial rates as compared with other countries in the region, the relation of such rates to the costs of alternative fuels, the desired ratio to be maintained between residential rates and those of other countries in the region, the subsidies that the Argentine National Government may wish to maintain for certain user sectors, etc.

A base assumption was contemplated, to which a probability of occurrence of 60% was assigned. Also, a pessimistic case was considered, contemplating a tariff adjustment slightly lower than in the base case, to which a probability of occurrence of 20% was assigned. Finally, for the optimistic case a rate adjustment slightly higher than in the base case was assumed, with a probability of occurrence of 20%.

The probability of occurrence of each cash flow scenario is based on: (a) the recent experience of Gas Natural Fenosa, another gas distribution company of the Buenos Aires metropolitan area (the major gas market in Argentina); as it has been mentioned, this company has not only concluded a renegotiation agreement with the Argentine National Government, but has also had its new tariff scheme approved by ENARGAS and is now able to charge for its distribution services pursuant to such new rates; (b) the current regulatory framework, which includes the Gas Act and the gas tariff regulations mentioned above; (c) ENARGAS Resolution No. 2,407/12, which established a new charge representing an approximately 54% increase in revenues from MetroGAS’s distribution margin as from December 2012; (d) the renegotiation agreements subscribed by all other gas distribution companies, other than the Company, pursuant to which agreements the parties have been enabled to start a full review of their rates and establish (i) a six-monthly review of rates in order to adjust them in accordance with the general cost variation index provided such indexes change by more than 5%, and (ii) a five-year review similar to the same-period review originally contemplated in MetroGAS’s license; (e) recent measures adopted by the Argentine National Government, which have authorized increases in public passenger transport and road toll rates for national highways, and statements by officers of the Ministries of Economy and of Federal Planning and the Head of Cabinet, pointing out that both a reduction of subsidies in essential light, gas and electricity services, and a rise in provider companies’ rates are under review.

Impairment test as of December 31, 2012 and as of January 1, 2012

We have identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with IFRS as of December 31, 2012 and as of January 1, 2012. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds in both exercises the book value of those assets, we determined that no impairment had occurred.

The most relevant premises based on which we have prepared our estimated cash flows are described below for the fiscal year ended December 31, 2012:

•	Rate increases: projections were made by us based on an assumption of gradual rate increases from 2013 to 2018 up to rates significantly higher than current peso denominated rates.

•	Inflation rate: stable levels have been assumed, consistent with the levels observed at the end of the fiscal year.

•	Exchange rate: a 10% depreciation of the Argentine peso with respect to the U.S. dollars has been assumed.

Significant estimates concerning the different scenarios in relation to cash flows and the probability of occurrence of each of them are summarized below:

•	Basic scenario: For this cash flow it was assumed that rate levels similar to those currently applied by Gas Natural Fenosa will be reached, and then gradually increased so that our average historical tariffs will be reached. This cash flow scenario has been assigned a probability of occurrence of 66.5%.

•	Pessimistic scenario: For this cash flow it was assumed that rate levels only similar to those currently applied by Gas Natural Fenosa will be reached, followed by an integral tariff revision. This cash flow scenario has been assigned a probability of occurrence of 10.0%.

•	Optimistic scenario: For this cash flow it was assumed that rate levels will have been gradually achieved by 2018, and that those levels will bear to regional tariffs in South America, specially Brazil and Chile, the same proportion as in 2001. This cash flow scenario has been assigned a probability of occurrence of 23.5%.

The impairment test conducted at transition date January 1, 2012, assumed premises similar to those described above, except for the bankruptcy scenario that it contemplated. As of December 31, 2012 that bankruptcy scenario has not been considered on account of the following reasons: (a) approval by creditors of the reorganization proposal under the Company’s reorganization proceedings; (b) approval by the court of the arrangement made with creditors; (c) beginning of an effective rate increase based on ENARGAS Resolution No. 2,407/12 referred to above; and (d) an agreement with YPF for the purchase of Gas Argentino shares owned by BG; as of December 31, 2013, YPF was the controlling shareholder and held a 70% interest.

ii)	Revenue recognition and trade receivables

Revenues are recognized on an accrual basis upon delivery to customers. This includes estimates of delivered gas or liquids amounts not yet billed at the end of each fiscal year, its transportation and distribution, if applicable. Amounts effectively delivered are estimated on the basis of purchased volumes and other historical data. Revenues related to the tariff increases established under Resolution No. 2407/12 as explained en Note 2.4.2 are recognized at the time they are accrued for billing to customers.

We are exposed to bad debt losses. The allowance for doubtful accounts is created on the basis of estimated payments received by us. While we use available information to make such estimations, these provisions may possibly have to be adjusted in the future if future economic conditions differ substantially from the assumptions used in their preparation. The relevant charge is shown under selling expenses; no adjustments are made to revenues. In order to estimate the allowance for doubtful accounts, we permanently assess the amount and nature of any trade receivables, including the age thereof and the respective customers’ financial condition.

iii)	Provisions

We have certain contingent liabilities in relation to actual or threatened claims, lawsuits and other proceedings. A liability is accrued by us when future costs are likely to be incurred and they may be reasonably estimated.

Such accruals are based on estimates arrived at on the basis of available data, Management estimates of results in relation to the issues involved and the opinion of legal counsel. These basic forward-looking presumptions and other key sources of uncertainty in estimates at the end of the reporting period involve a significant risk that material adjustments may be required in the book value of assets and liabilities during the next financial periods.

iv)	Deferred income tax and MPIT

We establish the accounting charge for the income tax according to the deferred tax method, which considers the effect of temporary differences resulting from the various bases for measuring assets and liabilities under accounting and tax criteria and the tax loss carried forward and unused tax credits which may be deducted from future tax gains, computed at the current tax rate, which at present amounts to 35%.

In addition, we determine the MPIT by applying the current rate of 1% of assets to be considered at the close of every fiscal year. This tax is complementary of the income tax obligation. This tax is determined by application of an effective 1% rate on the tax basis of certain assets. The final tax liability will be the higher of income tax or MPIT. However, if MPIT is higher than income tax for any fiscal year, the excess amount may be computed as a payment on account of any excess income tax over MPIT that may arise for any of the ten subsequent fiscal years.

We evaluate the recoverability of deferred income tax and MPIT taking into account the probability that some or all deferred tax assets or claims may not be realized. For purposes of this evaluation, we consider the scheduled reversion of deferred income tax liabilities, projected future tax profits, tax planning strategies and any objective evidence of recovery.

v)	Application of IFRIC 12 “Service Concession Arrangements”

Interpretation No. 12 “Service Concession Arrangements” (IFRIC 12) establishes some accounting guidelines for private entities that provide public services under a service concession agreement or similar arrangement. IFRIC 12 is applicable to license holders depending, among other things, on the extent to which the grantor controls or regulates the services and any significant residual interest in the assets at the end of the term of the arrangement.

Considering that IFRIC 12 establishes general guidelines and principles, judgment is required to determine whether it is applicable due to the specific nature of each service concession or license and the complexity inherent in the different notions included in its interpretation.

We have examined the characteristics, conditions and terms currently in effect under its natural gas distribution License and the guidelines established by IFRIC 12. On the basis of such analysis, we concluded that our license is outside the scope of IFRIC 12, primarily because of the features of its license renewal, which give a result similar to the possible outcome of a perpetual right for the operation of infrastructure. In this same respect and coincidentally, the CNV issued Resolution No. 613 on December 20, 2012, which sets forth the reasons and grounds on which in its opinion natural gas transportation and distribution services concession holders and their controlling entities are not within the scope of IFRIC 12.

Any change in license conditions should be analyzed in order to consider if it also represents a change in the analysis made.

A.	Operating results

Effect of new accounting pronouncements

The following review of our results of operations and financial condition should be read in conjunction with our Annual Consolidated Financial Statements and with our Selected Consolidated Financial Data included in Item 3, “Key Information.” Our Annual Consolidated Financial Statements have been prepared in accordance with

IFRS as issued by the IASB. These consolidated financial statements are MetroGAS’s first annual financial statements that are fully compliant with IFRS. IFRS 1 – “First-time Adoption of International Reporting Standards” has been applied in preparing our Annual Consolidated Financial Statements.

The financial data contained in this Annual Report as of December 31, 2013 and 2012 and for the years then ended has been derived from our Audited Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2013 and 2012

Our results of operations vary significantly from season to season, with our sales and operating income being significantly higher during the winter months (March through September). The table below sets forth our sales, gross profit, operating income, income (loss) before income tax and net (loss) income for each quarter of 2013:

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	Total
	(in millions of Pesos)
	(unaudited)
Revenues	372.6	477.1	600.0	486.5	1,936.2
Gross profit	94.8	124.9	190.5	92.8	503.0
Operating (loss) income	(10.1)	(0.7)	103.4	(29.7)	62.9
Result before income tax	694.7	(69.9)	19.3	(165.3)	478.8
Profit (loss) for the year and total comprehensive income	446.6	(49.0)	8.5	(149.3)	256.8

Revenues

Our revenues increased by 30.7% from Ps.1,481.4 million in 2012 to Ps.1,936.2 million in 2013. The increase in sales during 2013 resulted primarily from an increase in our sales to residential customers and the increase in MetroENERGÍA sales, partially offset by a decrease in processing natural gas sales.

Sales to residential customers increased by 35.2% from Ps. 564.2 million during 2012 to Ps. 762.9 million in 2013, mainly due to the fact that we started invoicing the new tariffs established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012 and an increase of 4.3% in volumes delivered during the year ended December 31, 2013 compared to the previous year.

Our sales of natural gas to industrial, commercial, and governmental customers increased by 25.3% from Ps. 86.9 million in 2012 to Ps. 108.9 million in 2013 mainly due to the fact that we started invoicing the new tariff established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012. Sales of transportation and distribution services to these same customers increased by 21.4% from Ps. 75.8 million in 2012 to Ps. 92.0 million in 2013, mainly on account of the increase in average prices partially offset by a 1.8% decrease in volumes delivered.

Additionally, sales of transportation and distribution service to power plants decreased by 2.9% from Ps. 90.3 million in 2012 to Ps. 87.7 million in 2013, primarily as a result of a 11.1% decrease in volumes delivered partially offset by an increase in average prices.

Sales of processed natural gas decreased by 36.5% in 2013 compared to 2012 from Ps. 115.8 million in 2012 to Ps. 73.5 million in 2013 due to the entry into in force, in August 2013 of an agreement with TGS which assigned to TGS certain hydrocarbons to which we had rights at the head of TGS’s gas pipeline in exchange for a monthly rate.

MetroENERGÍA’s gas and transportation sales increased by 54.9% from Ps. 465.6 million in 2012 to Ps. 721.2 million in 2013. This increase was mainly due to an increase in average prices. Moreover, other sales carried out by MetroENERGÌA increased from Ps. 3.9 million in 2012 to Ps. 4.7 million in 2013.

The table below sets forth our sales by customer category for the years ended December 31, 2013 and 2012, and the percentage of sales represented by sales to each class of customers.

	Sales
	Year ended December 31, 2013		Year ended December 31, 2012
	Sales (in millions Pesos)	Percentage of Sales	Sales (in millions Pesos)	Percentage of Sales
MetroGAS
Gas Sales:
Residential	762.9	39.4%	564.2	38.0%
Industrial, Commercial and Governmental	108.9	5.6%	86.9	5.9%
Transportation & Distribution Services:
Power Plants	87.8	4.5%	90.3	6.1%
Industrial, Commercial and Governmental	92.0	4.8%	75.8	5.2%
Compressed Natural Gas	48.1	2.5%	35.8	2.4%
Processed Natural Gas	73.5	3.8%	115.8	7.8%

Other gas sales and transportation and distribution services	37.1	1.9%	43.1	2.9%
Subtotal MetroGAS	1,210.3	62.5%	1,011.9	68.3%
MetroEnergía
Gas and transportation sales	721.2	37.3%	465.6	31.4%
Others	4.7	0.2%	3.9	0.3%
Subtotal MetroEnergía	725.9	37.5%	469.5	31.7%
Total	1,936.2	100.0%	1,481.4	100.0%

The table below sets forth our delivered volume of natural gas by customer category for the years ended December 31, 2013 and 2012 and the percentage of total delivered volume of natural gas represented by the volume delivered to each category:

	Delivered Volumes
	Year ended December 31, 2013			Year ended December 31, 2012
	Volume		Percentage of Volume	Volume		Percentage of Volume
	MMCM	MMCF		MMCM	MMCF
MetroGAS
Gas Sales:
Residential	2,151.5	75,979.1	28.0%	2,062.3	72,829.1	25.4%
Industrial, Commercial and Governmental	468.0	16,527.2	6.1%	457.2	16,145.8	5.6%
Transportation & Distribution Services:
Power Plants	3,181.1	112,339.0	41.5%	3,576.7	126,309.4	44.0%
Industrial, Commercial and Governmental	795.0	28,075.0	10.4%	809.2	28,576.5	10.0%
Compressed Natural Gas	529.5	18,699.0	6.9%	546.3	19,292.3	6.7%
Processed Natural Gas	70.1	2,475.5	0.9%	131.2	4,633.3	1.6%
Other gas sales and transportation and distribution services	475.7	16,799.1	6.2%	543.5	19,193.4	6.7%
Subtotal MetroGAS	7,670.9	270,893.9	100.0%	8,126.4	286,979.8	100.0%
MetroEnergía
Gas and transportation sales	903.0	31,889.0	100.0%	1,016.1	35,883.1	100.0%
Others	0.0	0.0	0.0%	0.0	0.0	0.0%
Subtotal MetroEnergía	903.0	31,889.0	100.0%	1,016.1	35,883.1	100.0%
Total

Operating Costs

Our operating costs increased by 20.2% from Ps. 1,192.2 million in 2012 to Ps. 1,433.2 million in 2013. This increase was primarily a result of (i) an increase in gas purchase costs; (ii) an increase in our payroll and social security contributions due to an increase in salaries in 2013 compared to 2012; (iii) an increase in repair and maintenance costs; partially offset by a decrease in gas transportation costs and in tax rates and surcharges.

Our purchases of natural gas increased by 34.0% from Ps. 650.3 million in 2012 to Ps. 871.1 million in 2013 due to the increase in the average price of natural gas purchases from MetroENERGÍA. During 2013, we acquired 3,087.9 MMCM of natural gas volumes and MetroENERGÍA acquired 838.9 MMCM, representing a decrease of 0.4% compared to the gas volumes purchased in 2012.

Gas transportation costs decreased by 13.4% from Ps. 237.6 million in 2012 to Ps. 205.8 million in 2013, due to the decrease of MetroENERGÍA’s costs incurred in connection with purchasing natural gas transportation capacity for resale as well as to satisfy its natural gas delivery obligations.

The table below sets forth our operating costs by class of cost for the years ended December 31, 2013 and 2012 and the percentage of our total operating costs represented by each class of operating cost:

	Operating costs
	Year ended December 31,
	2013		2012
	millions of Pesos	% of total Operating Costs	millions of Pesos	% of total Operating Costs
Cost of natural gas	871.1	60.8%	650.3	54.5%
Transportation of natural gas and processed natural gas	205.8	14.4%	237.6	19.9%
Taxes, rates and contributions	61.5	4.3%	68.6	5.8%
Payroll and social security contributions	123.6	8.6%	89.8	7.5%
Depreciation of Properties, plant & equipment and investment property	67.1	4.7%	65.5	5.5%
Fixed assets maintenance	58.1	4.1%	41.7	3.5%
Sundry materials	10.7	0.7%	6.3	0.5%
Fees for sundry services	23.1	1.6%	24.6	2.1%
Others	12.2	0.8%	7.8	0.7%
Total	1,433.2	100.0%	1,192.2	100.0%

Administration Expenses

Our administration expenses increased by 34.5% from Ps. 170.0 million in 2012 to Ps. 228.6 million in 2013. This increase was mainly due to: (i) an increase in payroll and social contributions, relating primarily to a salary increase granted to employees in 2013 compared to 2012; (ii) an increase in tax rates and surcharges due to an increase in the verification and control levy; (iii) an increase in fees for sundry services; (iv) an increase in fixed assets maintenance mainly computer and telecommunication equipment and (v) an increase in depreciation of fixed assets mainly in software licenses.

The table below sets forth our administration expenses by class of expense for the years ended December 31, 2013 and 2012 and the percentage of our administrative expenses represented by each class of administrative expense:

	Administration expenses
	Year ended December 31,
	2013		2012
	millions of Pesos	% of total Operating Costs	millions of Pesos	% of total Operating Costs
Taxes, rates and contributions	33.4	14.6%	26.0	15.3%
Payroll and social security contributions	115.6	50.6%	85.4	50.2%
Depreciation of Properties, plant & equipment and investment property	14.0	6.1%	10.5	6.2%
Fixed assets maintenance	26.5	11.6%	23.3	13.7%
Fees for sundry services	11.9	5.2%	1.8	1.1%
Fees for professional services	7.3	3.2%	5.8	3.4%
Directors’ and members of Surveillance committee fee	1.6	0.7%	1.3	0.8%
Insurance premium	8.2	3.6%	6.9	4.1%
Others	10.1	4.4%	9.0	5.3%
Total	228.6	100.0%	170.0	100.0%

Selling Expenses

Our selling expenses increased by 29.8% from Ps. 199.4 million in 2012 to Ps. 258.8 million in 2013, mainly due to: (i) the increase in payroll and social contributions relating primarily to the salary increase granted to employees in 2013; (ii) the increase in tax rates and surcharges as a result of the increase in the gross receipt tax, which in turn increased as a consequence of the increase in revenues in 2013 compared to 2012; (iii) the increase in postage, telephone and fax expenses as a result of the increase in the cost of our invoice distribution services; (iv) the increase in fees for sundry services primarily resulting from an increase in metering and billing procedure costs; (v) the increase in our allowance for doubtful accounts charge and (vi) the increase in bank commissions.

The table below sets forth our selling expenses by class of expense for the years ended December 31, 2013 and 2012 and the percentage of our selling expenses represented by each class of selling expense:

	Selling expenses
	Year ended December 31,
	2013		2012
	millions of Pesos	% of total Operating Costs	millions of Pesos	% of total Operating Costs
Taxes, rates and contributions	68.6	26.5%	50.0	25.1%
Payroll and social security contributions	102.7	39.7%	83.5	41.9%
Fees for sundry services	35.5	13.7%	28.7	14.4%
Postage, telephone and fax	26.2	10.1%	18.6	9.3%
Doubtful accounts	6.1	2.4%	3.4	1.7%
Bank expenses and commissions	12.6	4.9%	10.4	5.2%
Publicity	2.2	0.9%	1.9	1.0%
Others	4.9	1.8%	2.9	1.4%
Total	258.8	100.0%	199.4	100.0%

Other income and expenses

Other income and expenses for the year ended December 31, 2013 amounted to an income of Ps. 47.3 million compared to an expense of Ps. 6.1 million in 2012 mainly due to the recovery of certain provisions. See Item 8. A. Legal Proceedings.

Net Financial Results

During the year ended on December 31, 2013 net financial results amounted to Ps. 341.6 million, as compared to Ps. 141.6 million in 2012. This variation was mainly due to an increase in accrued financial interest from the financial debt restructuring effected in 2013, which did not bear interest during 2012 due to the reorganization proceeding and to the increase in the variation of the exchange rate in the present year compared to the previous year.

Debt Restructuring Result

The result from reorganization debt restructuring as of December 31, 2013 amounts to Ps. 757.5 million, as detailed below (See Notes 4.20 and 17 to the financial statements included herein):

For the year ended December 31,
2013
(in million Ps)
Derecongition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422.6
Cash payments of accrued interest between 01.01.13 and 11.01.13	(1.8)

Subtotal	1,420.8

Initial recognition of Series A and B Notes at fair value	(647.0)
Withdrawn of prescribed liabilities	(3.4)
Debt restructuring expenses	(12.9)

Debt restructuring income before taxes	757.5

Income Tax

During the year ended December 31, 2013, we recorded a tax loss amounting to Ps. 221.9 million compared to a tax gain of Ps. 49.1 million in 2012. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring referred to in the preceding paragraph.

Profit (Loss) for the year and total comprehensive income

Our profit for 2013 totaled Ps. 256.8 million, compared to a loss of Ps. 178.8 million in 2012. This increase in our total profit (loss) for the year and total comprehensive income was mainly due to the gain from the reorganization debt reorganization debt restructuring (net of its income tax effect).

B.	Liquidity and Capital Resources

Liquidity

Historically, we maintained high levels of liquidity generated by cash flow from operations, access to capital markets and bank credit lines.

Our primary sources and uses of cash during the years ended December 31, 2013 and 2012 are shown in the table below:

	For the years ended December 31,
	2013	2012
	(in millions of Pesos)
Cash and cash equivalents at the beginning of the year	153.2	207.3
Net cash provided by operating activities	162.7	54.8
Net cash used in investing activities	(166.0)	(111.2)
Net cash used in financing activities	(32.2)	0.0
Decrease in cash and cash equivalents	(35.5)	(56.4)
Exchange difference on cash and cash equivalents	(1.1)	2.4
Cash and cash equivalents at the end of the year (1)	116.6	153.2

(1)	From cash and cash equivalents as of December 31, 2013 and 2012, Ps. 77.3 million and Ps. 47.6 million, respectively correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.

For purposes of our statement of cash flows, we consider all liquid investments with a maturity equal to three months or less, consisting primarily of holdings in mutual funds and fixed term time-deposits, to be cash equivalents. Our cash and cash equivalents are typically denominated in Pesos, with the remainder denominated in foreign currencies such as the U.S. Dollar.

We have certain financial obligations described under the section “Debt Restructuring” and the corresponding due dates for these financial obligations are included in Item 5.F: “Tabular Disclosure of Contractual Obligations.”

The adverse financial conditions we faced led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

In this context, as of December 31, 2013, we recorded cumulative losses amounting to Ps. 878.1 million and consolidated negative working capital to Ps. 175.8 million.

In addition, on November 27, 2012, ENARGAS issued Resolution I/2407/12 (published in the Official Gazette on November 29, 2012), authorizing the application of new tariffs to all customer categories in order to finance investments regarding infrastructure, service connection, and expansion of the gas distribution systems. In order to comply with the mentioned resolution, an annual investment plan must be presented by the distribution companies and must be submitted to an executive committee for its approval. The amounts collected must be deposited monthly in a trust fund supported by an affidavit. Once the executive committee analyzes and approves the information sent by the companies, the trustee (in this case Nación Fideicomisos S.A.), on behalf and to the order of the Grantor (in this case us), will pay the obligations contracted as a consequence of the investments that were collected. The trust agreement between Nación Fideicomisos S.A. and us was signed on December 12, 2012 and the operative manual specifying the methodology to be applied was signed on January 16, 2013. However, we currently estimate that the funds to be received by us from this tariff increase (after the required investments are paid) will allow us to cover some expenses that we would otherwise have to finance but will be insufficient to remedy our economic and financial situation. We have been invoicing this new tariff since December 3, 2012. As of December 31, 2012, the amount invoiced was Ps. 10 million and during 2013, we invoiced Ps. 194 million.

On March 26, 2014 we signed the 2014 Agreement. The 2014 Agreement is supplementary to the Temporary Agreement entered into in 2009 with the UNIREN, all in the context of our ongoing negotiations with the Argentine National Government to reach a definitive comprehensive tariff agreement.

The 2014 Agreement includes a provisional price and tariff adjustment for our natural gas distribution service, reflecting the changes necessary to enable us to continue operating and to make necessary infrastructure and other improvements, subject to ENARGAS approval and pursuant to the Gas Industry Regulatory Framework’s established guidelines, including changes in the price of gas at the transmission system entry point.

Pursuant to the 2014 Agreement, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied. (See Item 8 B Significant Changes and Item 4 B Business Overview – Regulatory Framework – ENARGAS - Tariffs).

In light of the foregoing developments, based on our estimates, the effect of the tariff increases would enable us to continue operating as a going concern. Nevertheless, the real impact will depend on a variety of factors beyond our control, including but not limited to a possible reduction in our customers’ consumption of natural gas, which in turn will not only depend on their individual efforts to reduce their use of natural gas, but also on the effects of weather and other factors in 2014. (See Item 3 D Risk Factors – Risk Factors Relating to Us - The renegotiation of the terms and conditions of our license with the Argentine National Government has not concluded and we could face economic and financial difficulties. We cannot assure you as to what the outcome of the renegotiation of the terms and conditions of our license with the Argentine National Government will be.”

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Ps. 162.7 million during 2013 compared with Ps. 54.8 million during 2012.

The Ps. 108.0 million increase in net cash provided by operating activities in 2013 as compared to 2012 was mainly due to a Ps. 84.8 million increase in cash flow provided by 2013 operating result mainly due to the fact that we started invoicing the new tariffs established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 since December 4, 2012 partially offset by a Ps. 23.2 million decrease in cash flow required for our working capital needs.

The Ps. 23.2 million decrease in cash flows required for working capital in 2013 as compared to 2012 was mainly due to a decrease in our cash payments of gas, transportation and other services during 2013 compared to 2012, as a consequence of our decision to modify payment conditions to certain suppliers, mainly gas producers and gas transportation suppliers.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Ps. 166.0 million during 2013 compared to Ps. 111.2 million during 2012. Our acquisition of properties, plant and equipment increased 49.3% during 2013 as we increased capital expenditures to ensure the safe operation of our network, as a result of the increase in cash provided by operating activities mainly due to the fact that we started invoicing the new tariffs established by Resolution MPFIPyS No. 2,000/05 and authorized by Resolution ENARGAS No. 2,407/12 as from December 4, 2012.

Net Cash Used in Financing Activities

Net cash flows from financing activities amounted to Ps. 32.2 million for the year ended on December 31, 2013 as a result of the partial payment of interest upon the restructuring of debt under reorganization proceedings affected on January 11, 2013 and on the corresponding payment dates on June and December 2013. No cash flows were used in or generated by financing activities during the year ended December 31, 2012.

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

As of December 31, 2013, our total financial debt consisted of: U.S. $173.2 million of our 8.875% Series A-L Notes due in 2018 (including additional amounts issued due to capitalized interests); U.S. $17.3 million of our 8.875% Series A-U Notes due in 2018 (also including additional amounts issued due to capitalized interests) and U.S. $121.6 million and U.S.$ 13.0 million of our Series B-L Notes and B-U Notes, respectively. Series B Notes will be payable pursuant to their terms solely as from the date when (a) an acceleration of maturity of Series A Notes results from the occurrence of certain events of default under the main terms and conditions of the Notes, or (b) holders of not less than 25% of Series A-L Notes request in writing to us and the trustee an acceleration of maturity of Series A Notes as a result of the occurrence of certain events of default under the main terms and conditions of the New Notes (any of the events described in (a) or (b), a “Triggering Event”), provided such Triggering Event occurs: (i) within the first year counted as from the issue date of the New Notes, or (ii) on or before June 30, 2014, whichever is earlier (the “Deadline”). In the event that a Triggering Event has not occurred on or before the Deadline, then Series B Notes shall be automatically cancelled, and the Company shall have no debt outstanding thereunder. Series B Notes shall bear interest on the principal amount of such Series B Notes solely upon the occurrence of a Triggering Event before the Deadline and as from the time of occurrence of such Triggering Event. Such interest shall also accrue at an annual nominal rate of 8.875% as from the date of the Triggering Event to the date of payment of such Series B Notes, which interest shall be computed and paid pursuant to their specific terms and conditions. See Item 5: “Tabular Disclosure of Contractual Obligations.”

Our financial debt as a percentage of our total capitalization, including the amounts in our Annual Consolidated Financial Statements under the line-item “Reorganization Liabilities,” amounted to 62.2% and 88.5% as of December 31, 2013 and 2012, respectively. See Note 17 to our Annual Consolidated Financial Statements for information regarding our financial indebtedness.

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

On November 9, 2005, we announced the commencement of a solicitation of consents to restructure our unsecured financial indebtedness pursuant to an “Acuerdo Preventivo Extrajudicial” (“APE”) under Argentine law. This restructuring essentially consisted of offering our existing bondholders the option to exchange their current bonds for cash or new bonds pursuant to an Indenture dated as of April 28, 2006 (the “Indenture”).

On May 12, 2006, we concluded the financial debt restructuring process and issued in exchange for our existing notes, Series 1 Notes amounting to U.S. $236,285,638 in principal amount, Series 2 Notes Class A amounting to U.S. $6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally, we made payments amounting to U.S. $105,608,445 for cash tenders received along with U.S. $19,090,494 and Euros 469,268 to pay accrued interest on the new Series 1 Notes and Series 2 Notes through December 30, 2005.

On June 17, 2010, the adverse financial conditions we faced led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court. See “Item 4. Information on the Company - Important Events in the Company’s Development - Reorganization Proceeding (concurso preventivo). This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proofs of claim, are set forth in our Statement of Financial Position in our Annual Consolidated Financial Statements under the line item “Reorganization Liabilities.”

On April 13, 2011, we hired Banco Macro S.A. as financial advisor in order to receive advice in relation to making a debt restructuration proposal of our negotiable Obligations and other debts included in the reorganization procedure.

On June 18, 2012 we proposed a restructuring of our admitted debt and of all of our other liabilities ranking pari passu therewith (including any other unsecured debt that might be additionally admitted in our reorganization proceeding, such as those admitted pursuant to revision motions or late filings, as substantially set forth in the reorganization proceeding). The reorganization plan was approved unanimously by our creditors on that date and by the presiding bankruptcy court on September 6, 2012. We thus requested the public offering of the New Notes to be issued as a consequence of the reorganization proceeding. The notes were issued on January 11, 2013, for a total amount of US $314,553,452, and structured through two new U.S. Dollar denominated notes: the Series A Notes which amount for 53.2% of the admitted debt and the Series B Notes which amount for 46.8% of the admitted debt. In addition, both the Series A Notes and the Series B Notes were divided into Series A-L Notes, Series B-L Notes, Series A-U Notes and Series B-U Notes in order to differentiate holders who receive the New Notes in exchange for then outstanding notes issued by the Company (the Series A-L Notes and Series B-L Notes) and holders who receive the new notes in exchange for commercial debt (the Series A-U Notes and Series B-U Notes).

The Series B Notes will be due by us only if (A) the maturity of all Series A Notes shall have been accelerated or (B) an event of default shall have occurred under the Series A Notes and holders of at least 25% of the principal amount of the Series A-L Notes then outstanding shall have requested in writing to us and to The Bank of New York Mellon (in its capacity as trustee) that the acceleration of the Series A Notes be declared as a result thereof (items in (A) and (B) each a “Triggering Event”) before (x) the first anniversary of the issuance date or (y) June 30th, 2014, whichever occurs first (the “Cut-Off Date”). In addition, the Series A Notes and the Series B Notes were initially issued as part of a Unit. The Series A Notes and the Series B Notes may not be independently offered, transferred or sold until the date of the Triggering Event or the Cut-Off Date, whichever occurs first.

The principal of Series A Notes will be completely paid in a sole payment on its maturity date on December 31, 2018. Series A Notes will accrue interest at a nominal annual rate of 8.875%. Series B Notes with a maturity date in 2018 will only accrue interest if a Triggering Event takes place within the Deadline, and if a Triggering Event does not occur, Series B Notes will be paid off automatically and we shall have no debts related to them. Interest will be paid in arrears on a monthly basis, on June 30 and December 31 of each year. However, we will have the option of capitalizing 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014. See also Note 17 “Financial Debt” to our Annual Consolidated Financial Statements.

Under the terms of the Series A and Series B Notes, we and our subsidiaries shall comply with a series of restrictions which, among others, and in general terms, are those listed below.

•	Incur or guarantee any debt;

•	Make any restricted payments, including any payment of dividends;

•	Effect any sale of assets;

•	Make investments of any kind;

•	Carry out sale and leaseback transactions;

•	Carry out transactions with related companies;

•	Create or assume any liens;

•	Make any mergers or consolidations; and

•	Make any sale or lease all or substantially all their respective assets.

No event of default has occurred as of December 31, 2013. During 2013, we complied with the terms and covenants established under the indenture governing the Series A and Series B Notes.

Also, the terms of the Series A and Series B Notes include a mandatory redemption provision with excess cash. “Excess cash” means, for any calculation period, the excess of (i) our EBITDA for such period, adjusted to include certain line items that affect our receipt of cash that are not included in the calculation of EBITDA, over (ii) our cash and cash equivalents as of the last day of the immediately preceding calculation period in excess of U.S.$ 10 million. The calculation period starts on April 1 and October 1 of each year and ends on March 31 or September 30, respectively.

Available excess cash is the excess cash for the relevant calculation period minus the cash deficit at the close of operations of the last day of the period, while net available excess cash results from the available excess cash minus net capitalized interest.

We shall use the available excess cash to redeem pro rata any Series A Notes, and at any time after the occurrence of a Triggering Event, any outstanding Series B Notes by means of a prepayment of such notes, provided that we have not allocated such available amount of net excess cash to make any purchases in the market. Remaining funds after the above mentioned redemptions shall be referred to as net available excess cash.

We made the corresponding calculation for the first and second periods finished on March 31, 2013 and September 30, 2013, from which no excess cash resulted.

On February 1st and 13th, 2013 we confirmed in the legal proceeding files that the debt swap was fulfilled, the New Notes were released and the capitalization and payment of interest in order to remove all general prohibitions and obtain the legal declaration of the completion of the preventive agreement proposal under the terms of Section 59 of the LCQ.

On September 9, 2013, we made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with.

On November 8, 2013, the acting Court issued a resolution stating that the reorganization proceedings had been satisfactorily completed upon the debtor’s compliance with its arrangement with creditors. Court notices were published as evidence that the order restraining the debtor’s disposition of party had been lifted, and fees were assessed for the bankruptcy syndics.

We filed an appeal against the assessment of fees for the benefit of bankruptcy syndics, and at the same time held negotiations with such syndics, who accepted a payment of Ps. 4.5 million. As a result, the appeal against the assessment of fees was abandoned and an agreement was signed with bankruptcy syndics.

On December 13, 2013, the Registry of Real Estate of the Province of Buenos Aires recorded the lifting of the general restraining order on the disposition of property as ordered by the Court.

Also, we are currently holding negotiations with preferred creditors in relation to the payment of their respective claims, which are registered as of December 31, 2013 in “Reorganization liabilities.”

Future Capital Requirements

As part of our strategy, we embarked on and continued through 2001 a major capital expenditure program designed to extend and renovate pipelines, regulators, valves and meters, to ensure the safety and reliability of our distribution system, to modernize and centralize our information systems and to upgrade our customer service branch network. We expended approximately Ps. 524.9 million in capital expenditures from 1993 through 2001. Due to the financial crisis in Argentina, beginning in 2002, we reduced our capital expenditures to the necessary amounts required to fulfill our license provisions and ensure safe operation of the network. Thus, we reduced our capital expenditures and preventive maintenance programs without affecting our ability to serve our customers safely or operate our network in accordance with quality and environmental standards in the near-term. We made capital expenditures of approximately Ps. 639.9 million between 2002 and 2011. Our capital expenditures during 2012 and 2013 amounted to approximately Ps. 111.2 million and Ps. 166.0 million, respectively.

Our capital expenditures in the last three years have been financed with cash provided by operating activities and our capital expenditures for 2013 were principally applied to ensure the safe operation of our network in accordance with the terms of our license. Additionally, as a result of our filing for a reorganization proceeding in an Argentine court on June 17, 2010, an automatic stay was put into place on our payment of principal and interest on our outstanding debt obligations, which provided additional cash resources during 2011 and 2012 (normally destined for our debt service payments) for us to apply to our capital expenditures plan. During 2012, we also decided to modify our producers’ payment conditions and it is not possible to assure whether they will be further modified in the future. Consequently, for the fiscal year ended on December 31, 2013, we registered a consolidated negative working capital of Ps. 175.8 million. Additionally, on December 12, 2013, our Board of Directors unanimously approved an agreement that contemplated the opening of a credit facility with YPF. YPF’s credit facility proposal has a BADLAR cost (around an annual rate of 19%) plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of December 31, 2013 we have not made use of this facility. We believe that our expected future capital requirements will be financed with cash provided by operating activities and, to a lesser extent, with cash provided by financing activities, subject to the covenants in respect of our existing financial indebtedness (See “—Debt Restructuring.”

Additionally, as we mention in the “Tabular Disclosure of Contractual Obligations” described below, our next mandatory interest payment in cash is due on June 30, 2014 for an amount of USD 4.1 million.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

See Item 3: “Key Information-Risk Factors” and Item 4: “Information on the Company-History and Development of the Company-Supply of and Demand for Natural Gas,” and Item 4: “Information on the Company-Business Overview-Regulatory Framework.”

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably expected to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case, the disclosure of which would be material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth a summary of our contractual obligations and commercial commitments as of December 31, 2013:

	Without due date	2014	2015	2016	2017	2018	More than five years	Total
	(in millions of Pesos)
Reorganization liabilities (1)	17.0							17.0
Power Plant Sales (2)	—	54.0	54.0	20.8	17.1	17.1	17.1	180.1
Transportation Capacity (3)	—	208.5	172.6	121.5	37.6	2.4	0.0	542.6

	(in millions of USD)
Financial Debt (4)		12.9	17.3	17.3	17.3	212.0	0.0	276.8

		2014	2015	2016	2017	2018	More than five years
		MMCM per day
Power Plant Sales		7.1	7.1	2.1	1.0	1.0	1.0
Transportation Capacity		25.4	20.1	13.7	4.0	0.2	0.0

(1)	On June 17, 2010, we filed a petition for reorganization proceeding (concurso preventivo) in an Argentine court. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations. See Item 5: “Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring.”

(2)	Corresponds to long-term sales contracts with this customer category for these estimated committed amounts.
(3)	Corresponds to purchase obligations that the Company has in order to supply gas under contracts with customers. For these estimated committed amounts, we have considered transportation current prices.
(4)	Corresponds to face value amounts of negotiable bonds issued in January 11, 2013. See Item 5: “Operating and Financial Review and Prospects-Liquidity and Capital Resources-Debt Restructuring.”

G.	Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The management of our business is vested in our Board of Directors. Our Estatutos Sociales (By-laws) provide for a Board of Directors consisting of eleven directors and the same number of alternate directors (notwithstanding the foregoing, as of the date of this Annual Report only nine alternate directors have been appointed). Each alternate director may attend meetings of the Board of Directors and vote in the absence of the director for whom such alternate director is acting. Directors and alternate directors are elected at the special shareholders’ meeting for each class of our stock, which is called at the same time as our annual ordinary shareholders’ meeting, to serve from one to three-year renewable terms as resolved at the relevant shareholders meeting. However such elected directors and alternate directors will serve until new directors and alternate directors are elected at a special shareholders’ meeting for each class of stock. The Board of Directors meets at least once every three months and upon the request of any member of the Board of Directors.

During 2013, our Board of Directors met 28 times.

Holders of our Class C Shares have the right to elect one director and one alternate director. Holders of our Class B Shares have the right to elect four directors and four alternate directors. Holders of our Class A Shares have the right to elect six directors and six alternate directors. See Item 7: “Major Shareholders and Related Party Transactions.”

The members of our Board of Directors as of the date of our Annual Report are set forth below:

Name	Position	Serve on the Board since	Last Appointment	Date of expiration Term
David Tezanos Gonzalez (a)	President	2013	2013	2014
Marcelo Nuñez (a)	First Vicepresident	2013	2013	2014
Pablo Manuel Vera Pinto (a)	Director	2012	2013	2014
Valeria Soifer (a)	Director	2012	2013	2014
Daniel Alfonso Suarez (a)	Director	2013	2013	2014
Nicolás Arceo (a)	Director	2013	2013	2014
Juan Carlos Fronza (b)	Director	2013	2013	2014
Héctor Caram (b)	Director	2010	2013	2014
María Eugenia Gozzi Valdez (b)	Director	2013	2013	2014
Cristian Alexis Girard (b)	Director	2012	2013	2014
Jorge Alberto Depino (c)	Director	2004	2013	2014
Fernando Nardini (a)	Alternate Director	2013	2013	2014
Fernando Gomez Zanou (a)	Alternate Director	2013	2013	2014
Rodrigo Cuesta (a)	Alternate Director	2013	2013	2014
Patricio Da Re (a)	Alternate Director	2013	2013	2014
Anabel Perrone (a)	Alternate Director	2013	2013	2014
Gustavo Ernesto Di Luzio (a)	Alternate Director	2012	2013	2014
Raúl Podetti (b)	Alternate Director	2008	2013	2014
David Jacoby* (b)	Alternate Director	2013	2013	2014
Luis Alberto Chaparro (c)	Alternate Director	2004	2013	2014

Notes:

(a)	Representative of Class A shareholders.
(b)	Representative of Class B shareholders.
(c)	Representative of Class C shareholders.

Set forth below are brief biographical descriptions of our directors:

David Tezanos Gonzalez, 53, is the President of the Board of Directors. He is an Electronic Technician, with a specialization in Oil and Gas Economy from ITBA and a Masters in Oil and Gas Engineering from IFP (the French Institute of Petroleum). He currently works as Gas and Energy Manager for YPF. Prior to that he worked for Wintershall Energy, Total Austral and TGS.

Marcelo Nuñez, 51, is the Vicepresident of the Board of Directors. Mr. Nuñez is an Economist graduated from the Universidad Católica Argentina, he holds a Masters degree in Economics from CEMA and a PAD from Eseade. Mr. Nuñez undertook studies at the Institute of Public Utilities of Michigan State University. From 2001 to 2013 he worked in the areas of Gas Commercialization and Business Development of YPF. Prior to that, he worked for Camuzzi Gas Pampeana y del Sur (1993-2001) in the areas of Dispatch, Tariffs, Gas Commercialization and Regulatory Affairs, and for Bunge y Born Holding. Mr. Nuñez holds at the same time the position of General Director of Gas Argentino.

Daniel Alfonso Suarez, 52, lawyer, graduated from the Universidad de Buenos Aires. Mr. Suarez is currently the Vicepresident of the Board of Directors of Gas Argentino. During 2005/2006 he undertook a Postgraduate Program aimed to update issues related to the Oil and Gas Law at the Universidad de Buenos Aires. He worked as an Associate at Cibils-Labougle-Ibañez Law Firm for one year. He also worked at the Legal Department of Eg3 S.A. In 2001, he joined YPF where he worked for the Legal and Corporate Affairs Department. Since 2009, he has been working as Gas & GLP Legal Services Manager at YPF.

Nicolás Marcelo Arceo, 40, member of the Board of Directors of MetroGAS. Mr. Arceo earned a degree in economics from the University of Buenos Aires. He holds a PhD in Social Science and a master’s degree in political economics from the Latin-American Faculty of Social Sciences. He is currently the Administration and Finance Vice-President of YPF.

María Eugenia Gozzi Valdez, 35, member of the Board of Directors of MetroGAS. Mrs. Gozzi Valdez holds a Bachelor Degree in Economics and completed a Masters in Finance from Universidad CEMA, Argentina. From 1999 to 2005, she held different positions at the Central Bank of Argentina. Later on, she was the Head of the Controlling and Economic Analysis corporate areas at the Nuevo Banco de Santa Fe. From 2008 on, she has been an independent consultant on matters related to banking supervision, risk management and financial analysis.

Fernando Nardini, 49, alternate member of the Board of Directors of MetroGAS. Mr.Nardini was appointed Administration and Finance Director, his current position, in June 2013. He obtained a degree in public accounting from the Universidad de Buenos Aires. He completed specialization studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp., in Dallas, Texas. In Dallas, he was responsible for administration and finance.

Fernando Gomez Zanou, 41, alternate member of the Board of Directors of MetroGAS. Mr. Gomez Zanou is a lawyer, graduated from the Law School of the Universidad de Buenos Aires. Since 2004 he has been working as an internal lawyer for YPF and he was appointed alternate Director of YIESA, Pluspetrol Energy S.A. and Director in YPF Servicios Petroleros S.A. Prior to that he worked as a lawyer for different companies such as Citibank N.A., Basf Argentina S.A. and Auchan Argentina S.A. Currently, he is a member of the Board of Directors of Gas Argentino.

Rodrigo Cuesta, 39, member of the Board of Directors of MetroGAS. Mr. Cuesta earned a law degree from the School of Law and Social Science of the University of Buenos Aires and a master’s degree in administrative law from Austral University. Among other positions, he was legal advisor at the National Legal Affairs Office of the Office of the Attorney for the Argentine’s Treasury, General Counsel of the Aerolíneas Argentinas Group and Assistant Comptroller General of Argentina. Currently, he is the Legal Affairs Corporate Vice-President of YPF.

Patricio Da Re, 33, member of the Board of Directors of MetroGAS. Mr. Da Ré is a Public Accountant graduated from the Universidad de Belgrano in 2002. He completed a postgraduate program in Oil and Gas Economy from ITBA, and one in Negotiation and Conflict Management from Esade Business School. He currently works for YPF as Business Planning and Development Manager. Prior to that, he was a Gas Sales Executive and E&P Management Support Technician.

Anabel Perrone, 38, member of the Board of Directors of MetroGAS. Mrs. Perrone is a Public Accountant graduated from the Universidad Argentina de la Empresa in 2001. He holds a Masters in HR Strategic Direction from EDDE and a Postgraduate degree in Human Resources at the same higher education institution. He currently works for YPF as Downstream Human Resources Manager. From 2010 to 2012 she held the position of Upstream Human Resources Manager at the same company.

David Jacoby, 30, member of the Board of Directors of MetroGAS. Mr. Jacoby holds a Bachelor degree in Economics, graduated from the Universidad de Buenos Aires in 2006, and completed a Masters in Argentine Political Economics with honors from FLASCO. He currently works for the Ministerio de Economía y Finanzas Públicas de la Nación (National Treasury Department) – Secretary of Economic Policy and Development Planning, Undersecretary of Economic Coordination and Competiveness Improvement, National Directorate of mixed-owned companies. His position entails analysis and research for the preparation of reports on the Oil and Gas Sector, processing of accounting and finance information for directives to Directors and Representatives of the National Government for the participation in Board of Directors meetings of Shareholders meetings. He also cooperates with the legal and administrative coordination of the implementation of Decree 1278/12. Prior to that, he held the position of Oil and Gas coordinator for the National Directorate of Mixed Companies.

Juan Carlos Fronza, 77, obtained a degree in mechanical engineering from the Universidad de La Plata. From 1964 to 1977, he worked for Astilleros Rio Santiago. From 1978 to 1982, he was an Investment Project Manager at Petrolera Argentina San Jorge and from 1983 to 2002, as the Chief Executive Officer of Copetro S.A.

Pablo Manuel Vera Pinto, 35, is the Second Vice President of our Board of Directors. Mr. Vera Pinto has a Bachelor’s degree in Economy from the “Universidad Torcuato Di Tella” (1999). He has an MBA from the INSEAD, Fontainebleau, France (2003). He has a vast experience in operative and financial company restructuring in different industries. He joined YPF in 2012 after previously working for companies known regionally and worldwide as specializing in strategic consulting, investment banking and private capital, including McKinsey & Company, Credit Suisse First Boston and LeadGate Investments. At present, he is the Corporate Finance and Strategy Manager of YPF.

Gustavo Ernesto Di Luzio, 45, is a current member of our Board of Directors. Mr. Di Luzio has a Bachelor’s degree in Business Administration from the “Universidad de Buenos Aires” (1992). He has a Master’s degree in Finance from the “Universidad Del CEMA” (1998). He has a vast professional career in gas business development at the domestic and international level. He joined YPF in 2000 having previously worked at ASTRA CAPSA. At present he works in the Directorate of Associated Companies of YPF, being the Director in “Compañìa Mega S.A.,” Pluspetrol Energy S.A. and other companies connected to YPF.

Héctor Caram, 47, is a member of the Board of Directors. He obtained a degree in public accounting from the Universidad de Buenos Aires. From 1987 to 2003, he held various positions at Pistrelli, Díaz y Asociados, which was part of Arthur Andersen until 2002 and then Ernst & Young. In 1998, he became Audit Senior Manager. From 2003 to 2007, he was Director of Internal Audit at Telecom Argentina. Since 2007, he has been the Business Risk Management Director at SMS Argentina and also an independent consultant. Since 2008, he has been an advisor for the Audit Committee of Edenor y Electricidad Argentina.

Raúl Rafael Podetti, 82, is a member of our Board of Directors. He holds a degree in naval architecture and mechanical engineering from the Universidad de Buenos Aires. From 1954, he was a member of the Argentine Navy until he retired in 1965. He has worked in the shipbuilding industry, holding management positions, for 35 years. He works as a consultant specializing in marine business.

Cristian Alexis Girard, 32, is a current member of our Board of Directors. Mr. Girard graduated from the University of Buenos Aires with a degree in economics. He is currently getting a PhD in Economic Sciences in the University of Buenos Aires, and is a professor of economics in the Economic Science Department in the University of Buenos Aires and the Popular University of Madres de Plaza de Mayo. He also serves as director in the National Direction of Companies with Government Participation, and is currently a Director representing the Argentine government in several companies, such as YPF, SIDERAR SAIC, YPF GAS S.A., Distribuidora de Gas Cuyana S.A. and Gas Natural Fenosa SA.

Jorge Alberto Depino, 53, is a member of our Board of Directors. He is a mechanical technician. From 1981 to 1992, he worked for Gas del Estado S.E. From 1992 to 2002, he worked in our operations department.

Valeria Soifer, 47, is an alternate member of our Board of Directors. Mrs. Soifer has a Bachelor’s degree in Business Administration from Babson College (USA) and completed postgraduate studies in Hydrocarbons Commercialization from the ITBA (Technological Institute of Buenos Aires). She previously worked for YPF in the Strategic Planning and Control Area. She was appointed Comptroller of MetroGAS in 2003.

Luis Chaparro, 45, is an alternate member of our Board of Directors. He is a technician. Prior to working at MetroGAS, he worked for Gas del Estado from 1992 to 1998. He currently works for Xerox S.A.

Officers

Set forth below is a list of our principal executive officers at December 31, 2013. All of our executive officers are residents of Argentina.

Name	Position	Date of Appointment
Marcelo Nuñez	General Director	2013
Patricia Carcagno	Technical Director	2013
Jorge Edgardo Gutierrez	Human Resources Director	2013
Magdalena González Garaño	Legal and Regulatory Affairs Director	2004
Juan Pablo Mirazón	Internal Audit Director	1999
Fernando Nardini	Administration and Finance Director	2013
Jorge Doumanian	Director of Operations	2013
María Carmen Tettamanti	Commercial Director	2013
Valeria Soifer	Strategy and New Business Director	2013

Marcelo Nuñez, 51, Vicepresident of the Board of Directors of MetroGAS. Mr. Nuñez is an Economist, graduated from Universidad Católica Argentina, holds a Masters in Economics from CEMA and a PAD from Eseade. Mr. Nuñez undertook studies at the Institute of Public Utilities from Michigan State University. From 2001 to 2013 he worked in the areas of Gas Commercialization and Business Development of YPF. Prior to that he worked for Camuzzi Gas Pampeana y del Sur (1993-2001) in the areas of Dispatch, Tariffs, Gas Commercialization and Regulatory Affairs, and in the Bunge & Born Holding. Mr. Nuñez currently holds the position of General Director of MetroGAS.

Jorge Edgardo Gutiérrez, 56, holds a Bachelor degree in Labour Relations (UBA) and has achieved broad profesional experience in his field of speciality, obtained in national and international companies. He worked, among other, for Hewlett Packard, Dow Chemical and YPF, being his last position Corporate Human Resources Manager.

Jorge Doumanian, 51, was appointed Director of Operations in 2013. Mr. Doumanian is a Civil Engineer, graduated from the Pontificia Universidad Católica Argentina. He undertook postgraduate studies related to the energy and utilities in Japan and the USA. He completed a program in Executive Development at IAE - Universidad Austral. Prior to that, he held from 1993 to 2012 different leading positions in the Gas Natural Fenosa Group, both in Argentina and in México. He represented Argentina at the International Gas Union (IGU) from 2001 to 2012.

María Carmen Tettamanti, 49, was appointed Commercial Director in 2013. Mrs. Tettamanti is an Economist, graduated from the Universidad Nacional de La Plata, and holds a Masters in Economics from CEMA. From 2005 to 2013 she worked as a Commercial Director for Gas Meridional S.A. Prior to that she worked for Albanesi S.A and Total Austral S.A. (2004-2005). In Camuzzi Gas Pampeana S.A./Camuzzi Gas del Sur S.A. (1995-2004) she held the position of Head of Industries Sales Department and Gas Purchase and Transport.

Patricia Carcagno, 52, was appointed Technical Director in 2013. Ms. Carcagno holds a degree in chemical engineering from the Universidad de Buenos Aires. Prior to her position as Technical Director, she was Director of Operations, and Manager of the Operations Planning Department. Before joining us in 1992, she worked in the Business Development Department at ASTRA C.A.P.S.A., where she held various commercial positions.

Magdalena Gonzalez Garaño, 61, was appointed Legal and Regulatory Affairs Director in 2004. She obtained a law degree from the Universidad de Buenos Aires. From 1991 to 1993, she was an Associate at Cardenas, Cassagne & Asociados. In 1993, she joined us as Regulatory Affairs Manager and in 1998, was appointed Legal Manager. Since 1993, she has been the Secretary for Gas Argentino’s Board of Directors.

Juan Pablo Mirazon, 45, was appointed Internal Auditor Director in 1999. He obtained a degree in accounting from the Universidad Católica Argentina and a degree in business administration from the Universidad Católica Argentina. He worked for Arthur Andersen for over ten years in the Auditing Division and in the Management Advice Division.

Fernando Nardini, 49, was appointed Administration and Finance Director in 2013. He obtained a degree in public accounting from the Universidad de Buenos Aires. He has completed specialized studies in Argentina (IAE-Universidad Austral), New York (World Trade Center) and London (CWC School for Energy). Before joining MetroGAS, he worked for Arthur Andersen, Dow Chemical and YPF, including its subsidiary Maxus Energy Corp., in Dallas, Texas. In Dallas, he was responsible for administration and finance.

Supervisory Committee

Our By-Laws provide for a Comisión Fiscalizadora (Supervisory Committee) consisting of three members and three alternate members elected by our shareholders for one year terms. Holders of Class A Shares are entitled to elect two members and two alternate members of the Supervisory Committee. As a result, Gas Argentino is entitled to elect a majority of the members of the Supervisory Committee. See Item 7: “Major Shareholders and Related Party Transactions.”

Under our By-Laws, the Supervisory Committee shall meet at least once every three months, but meetings may be called by any member of the Committee. The quorum for meetings of the Supervisory Committee is three of its members being present. Resolutions of the Supervisory Committee must be passed by a majority of its members to be valid. Under the Argentine Corporations Law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing compliance by the Board of Directors of applicable laws, our By-Laws and shareholders’ resolutions, preparing a report to our shareholders on our financial statements, attending shareholders’ meetings and providing information upon request by holders of at least 2% of our capital stock. The Supervisory Committee is also authorized to call ordinary meetings when the Board of Directors fails to do so as required and extraordinary shareholders’ meetings and to place items on the agenda for meetings of shareholders or the Board of Directors. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law or a non-commercial partnership of lawyers or accountants and in accordance with article 79 of article 79 of Law No. 26,831 (the “Argentine Capital Markets Law”), the members of the Supervisory Committee must be independent. Our directors, officers or employees and those of our affiliates may not be members of the Supervisory Committee.

The members and the alternate members of the Supervisory Committee as of the date of this Annual Report are set forth below:

Name	Position	From	Profession	Date of Appointment	Appointment expires
Gabriela Boquin	Member	2013	Attorney	2013	2014
Raúl Manuel Lima	Member	2013	Attorney	2013	2014
Cristian Javier Fernandez	Member	2013	Public Accountant	2013	2014
Fabián Martínez	Alternate Member	2013	Attorney	2013	2014
Lorena Koller	Alternate Member	2013	Attorney	2013	2014
Eduardo Echaide	Alternate Member	2013	Attorney	2013	2014

Gabriela Boquin, 43, Attorney, graduated from the Pontificia Universidad Católica Argentina, and holds a PhD from the Universidad Nacional de Córdoba. Mrs. Boquin is the owner of Estudio Boquin y Asociados Law Firm since 1995. Prior to that she worked as an advisor for Inspección General de Justicia (Corporate Registrar Office). She also teaches at the Universidad Católica de la Plata and the Universidad Popular Madres de Plaza de Mayo.

Raúl Manuel Lima, 34, Attorney, graduated from the Universidad de Buenos Aires in 2002. Mr. Lima , is an Associate of “C&F Consultores SA”: He also works as a legal and accounting advisor for different companies, acting both in the City and the Province of Buenos Aires. He also holds the positions of Legal Secretary of the “Federación Argentina de Colegios de Abogados” (Argentine Lawyers Association) and Manager of the “Ente Cooperador de la Federación Argentina de Colegios de Abogados – Dirección Nacional de Protección de Datos Personales” (Cooperation Agency of the Argentine Lawyers Association – National Office for the Protection of Personal Information).

Cristian Javier Fernández, 40, Public Accountant, graduated from the Universidad Argentina John Fitzgerald Kennedy in 1998. He undertook specialization studies in Human Resources Management and Negotiation at IAE, and holds a Masters in Audit and Accounting from the Universidad del Salvador. Mr. Fernandez is the President of C&F Consultores since 2004. Prior to that he worked for Forestal Bosques del Plata, Ondabel and Vesuvio.

Fabián Martínez, 51, Attorney. Graduated from the Universidad de Buenos Aires. Mr. Martinez is the owner of Estudio Martinez Iuliano where he has been working as an independent professional since 1999. Prior to that he worked for BMB & Asociados, for the National Security Office, and Nuta-Rotondaro Law Firm.

Lorena Koller, 37, Attorney, graduated from the Universidad de Buenos Aires in 2002. Mrs. Koller is in charge of controlling and tracking court files for Estudio Jurídico Mazza. Prior to that she worked for the law firms Estudio Jurídico Bustos and Estudio Jurídico Finkelberg, among others.

Eduardo Echaide, 63, Public Accountant, graduated from the Universidad de Buenos Aires with a specialization postgraduate course in Bankruptcy Trusteeship. He has been working as a independent professional since 1996. He acts as a court expert witness, court-appointed observer and controller, and collector. He also teaches Audit at USAL. Prior to that, he worked for Cinplast and Duperial.

Audit Committee

Pursuant to the Argentine Capital Markets Law, we are required to establish an Audit Committee comprised of at least three directors, the majority of whom must be independent of us and our controlling shareholders and may not hold any executive position with us. As required by Resolution No. 402/02, on May 27, 2003, the Board of Directors approved the Statute for the Audit Committee.

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

The Board of Directors appoints the members of the Audit Committee and may increase or reduce the number of its members. The members’ duties may not be delegated.

The members of the Audit Committee are Héctor Caram, Juan Carlos Fronza and María Eugenia Gozzi Valdez, and Raúl Rafael Podetti is an alternate member, each of whom was appointed at the shareholders meeting on May 3, 2013, for terms of one year. Our Board of Directors has determined that Héctor Caram meets the requirements of an “audit committee financial expert,” as defined by the SEC. All of the members of our Audit Committee are independent in accordance with Argentine listing standards and Rule 10A 3 under the Exchange Act.

Other Positions Held

The following table lists the director positions that the members of the Board of Directors hold in other companies as of the date of this Annual Report:

Name	Profession	Company	Position
David Tezanos Gonzalez	Director Gas & Energy	Pluspetrol Energía	Director

Marcelo Nuñez	Economist	—	—

Pablo Manuel Vera Pinto	BA in Economics	—	—

Valeria Soifer	BA in Business Administration

YIESA

Terminales Maritimas Patagonicas S.A.

Pluspetrol Energy S.A.

Oleoducto Trasandino Argentina S.A.

Oleoducto Trasandino Chile S.A.

Oleoductos del Valle S.A

Oiltanking Ebytem S.A.

MetroGAS S.A.

Compañía Mega S.A.

Director Director Director Director Director Director Alternate Director Alternate Director Alternate Director

Daniel Alfonso Suarez	Lawyer	YPF Gas S.A.	Director

Nicolás Arceo	BA in Economics	Profertil S.A. Cía. Mega S.A. YPF	Alternate Director Director Director

Juan Carlos Fronza	Mechanical Engineer	—	—

Héctor Caram	Public Accountant	—	—

María Eugenia Gozzi Valdez	Economist	—	—

Cristian Alexis Girard	BA in Economics	YPF Distribuidora de Gas Cuyana Gas Natural BAN	Director Director Director

Jorge Alberto Depino	Mechanical Technician	—	—

Fernando Nardini	Public Accountant	—	—

Fernando Gomez Zanou	Lawyer

Rodrigo Cuesta	Lawyer	YPF	Director

Patricio Da Re	Public Accountant	Cía. Mega S.A.	Alternate Director

Anabel Perrone	Public Accountant	—

Gustavo Ernesto Di Luzio	BA in Administration	—

Raúl Podetti	Ships Engineer	—	—

David Jacoby	Economist	—	—

Luis Alberto Chaparro	Technician	—	—

B.	Compensation

Argentine law provides that the aggregate annual compensation paid to all directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of our earnings for such year if we are not paying dividends on earnings. This limitation increases in proportion to the amount of dividends paid, up to a maximum of 25% of earnings. Such compensation is approved at an ordinary meeting of our shareholders. Under Argentine law, the compensation of directors acting in an executive capacity, together with the compensation of all other directors and statutory auditors, requires the approval of our shareholders. For the year ended December 31, 2013, the aggregate compensation of all directors and alternate directors paid or accrued in that year for services in all capacities was Ps. 1.6 million and for executive officers paid or accrued in that year for services in all capacities was Ps. 13.6 million. Certain of our directors voluntarily forfeited their accrued compensation.

C.	Board Practices

Our Board of Directors’ duties and responsibilities are established by Argentine law and our By-Laws, and are comprised of a minimum of eleven directors and alternate directors. The directors and alternate directors serve from one to three-year renewable terms, as resolved at the relevant shareholders meeting and are elected at special shareholders’ meetings held in conjunction with our annual ordinary shareholders’ meeting. Our Board of Directors meets quarterly in compliance with Argentine law and also holds meetings when called by any board member.

No Director or principal executive officer has entered into an employment agreement with us. No contracts for services were entered into between us and the directors or executive officers providing for benefits upon termination of their office or employment, other than as provided by law.

D.	Employees

At December 31, 2013, we had 1,130 full-time and 1 part-time employees. The following table sets forth the number of employees at December 31, 2013, 2012 and 2011 by department:

Department

	Number of Employees at	Number of Employees at	Number of Employees at
	December 31, 2013	December 31, 2012	December 31, 2011
General Directorate	74	51	52
Operations	475	490	455
Human Resources	51	59	66
Commercial	367	435	383
Corporate Affairs	13	14	14
Administration & Finance	85	99	89
Technical	58	—	—
Strategy & New Business Development	8	—	—
Total	1,131	1,148	1,059

As of December 31, 2013, approximately 39.34% of our employees were affiliated with Sindicato Trabajadores Industria de Gas (“STIGAS”), and 44.65% are non-unionized employees, including senior management. Although we have previously entered into collective bargaining agreements with UPS, we have no current collective bargaining agreement with it. In March 2007, we entered into a collective bargaining agreement with Sindicato Capital. We consider our current relations with our work force to be stable and constructive. There have been no strikes or work stoppages initiated by our employees since our formation. However, no assurances can be given that conflicts with the unions or individuals will not occur in the future and if such conflicts arise, we cannot predict their effects on our operations.

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

Class	Number of Shares
Class A	290,277,316
Class B	221,976,771
Class C	56,917,121

The table below sets forth our shareholders and their respective shareholdings as of December 31, 2013.

Shareholders	Class of Shares	Number of Shares Owned	Approx. % of Class	Approx. % of Outstanding Shares
Gas Argentino	A	290,277,316	100.0%	51.0%
Gas Argentino	B	108,142,528	48.8%	19.0%
ANSES	B	46,249,934	20.8%	8.1%
Integra Gas Distribution LLC	B	38,941,720	17.5%	6.9%
Private Investors	B	28,642,589	12.9%	5%
PPP(a)	C	56,917,121	100.0%	10.0%

Total		569,171,208	N/A	100.0%

Notes:

(a)	The Class C Shares were set aside by the Argentine National Government and were made available for the benefit of our eligible employees through the PPP. See Item 4: “Information on the Company-History and Development of the Company-Privatization of Gas del Estado and Our Creation.”

In November 1994, we completed a worldwide offering of 93,500,000 Class B Shares (the “Combined Offering”) consisting of 5,610,000 American Depositary Shares, each representing ten Class B Shares, offered outside Argentina and 37,400,000 Class B Shares offered in Argentina. All of the Class B Shares sold in the Combined Offering were sold by the Argentine National Government, acting through the Ministry of Economy and Public Works and Services. The Class B Shares sold in the Combined Offering represented approximately 18.2% of our outstanding capital stock. As a result of the Combined Offering, the Argentine National Government’s ownership percentage of our stock was reduced from 20% to approximately 1.8%. In January 1997, the Argentine National Government sold its remaining shares in us to private investors.

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

On June 3, 2011, YIESA signed a Stock Purchase Option Agreement with BGIA pursuant to which BGIA granted YIESA the option to purchase all of its Class A shares in Gas Argentino, representing 54.67% of such company’s capital stock, and the option to purchase all of its shares in MetroENERGIA, representing 2.73% of such company’s capital stock. The options expired on August 31, 2011, but were extended twice to December 26, 2011. On December 23, 2011, YIESA informed the Buenos Aires Stock Exchange and the CNV that it would not exercise its option to purchase those shares. We were notified on December 29, 2011.

On November 14, 2012, Gas Argentino received a notification from BGIA stating that BGIA had entered into an agreement with Integra to sell its 40,793,136 Class A shares in Gas Argentino to said company. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YIESA declining its preferential right to exercise the purchase option. The agreement also included a requirement that BG Gas International B.V. sell 38,941,720 Class B shares that it has in us.

On November 30, 2012, Gas Argentino was notified by BGIA that YIESA would exercise its preferential right regarding Integra’s purchase offer as follows: (i) purchase of 40,793,136 Class A shares belonging to BGIA in Gas Argentino, representing 100% of the share capital and BGIA’s votes in Gas Argentino, (ii) purchase of 6,279 shares belonging to BG Argentina in MetroENERGIA, representing 2.73% of its Common Stock and (iii) eventually, subject to other additional conditions, purchase of 38,941,720 Class B shares belonging to BG International B.V. in MetroGAS. The transferability of shares depends on, among other things, obtaining the corresponding regulatory approvals.

On April 26, 2013, we were informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YIESA of 54.67% of Gas Argentino Class A shares from BGIA and of 2.73% of MetroENERGÍA´s shares from BG Argentina, without prejudice of the involvement of Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of Competition).

On May 3, 2013, Gas Argentino reported us that BGIA had transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS’s shares. Thus, YPF through YIESA obtained 100% of the capital stock and votes of Gas Argentino and it will indirectly have, through Gas Argentino, 70% of our capital stock and votes.

In addition, BG Argentina transferred to YIESA 6,279 ordinary, registered shares with nominal value of $ 1 and one vote per share, representative of 2.73 % of the capital stock of MetroENERGÍA.

On August 1, 2013 YIESA, under the terms of art. 215 of the Law of Corporations, transferred to OPESSA 1,683,246 ordinary, Class A, registered, non-endorsable, shares with $1 nominal value each and one vote per share, that represent 2% of the Gas Argentino´s capital stock.

On December 31, 2013, Gas Argentino’s shareholders equity was negative, amounting to Ps. 11.5 million, with accumulated losses for an amount of Ps. 98.6 million. For this reason, Gas Argentino is affected by the regulations from Section 94 of the Argentine Corporations Law No. 19,550, which stipulate a process of dissolution and liquidation unless a capital contribution or a total or partial repayment of the capital stock is made by its shareholders. See Risk factor: “Gas Argentino may be required by law to undertake a mandatory capital stock reduction and to be dissolved and liquidated.”

Gas Argentino’s debt restructuring

On May 11, 2009, Gas Argentino was notified of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, Gas Argentino filed a reorganization proceeding (concurso preventivo) in a local Argentine court pursuant to the ABL.

On June 8, 2009, the presiding court ordered the commencement of the reorganization proceedings and the suspension of trials for equity reasons against Gas Argentino.

On February 10, 2012, Gas Argentino presented a reorganization proceeding proposal to unsecured creditors with verified and admissible claims.

On August 6, 2012 Gas Argentino submitted a new preventive agreement proposal for unsecured verified creditors who are declared acceptable and on August 22, 2012, the intervening court passed a resolution approving the preventive agreement proposal of Gas Argentino and declaring the reorganization proceeding ended on the terms of the bankruptcy legislation (also ending the intervention of the trustee in bankruptcy). The intervening court said that, as it was a “small bankruptcy procedure” on the terms of sect. 288 of the ABL, and as no committee of creditors had been constituted, it would be in charge of overseeing fulfillment of the agreement.

In compliance with the preventive agreement proposal, on March 15, 2013, Gas Argentino proceeded to exchange existing negotiable bonds held by financial creditors and non-financial debt held by unsecured, verified and admissible creditors with new bonds (the “New GASA Notes”).

Existing negotiable bonds were exchanged by Gas Argentino by issuing Series A-L Notes amounting to USD 50,760,000 and Series B-L Notes amounting to USD 67,510,800. The issuance of the New GASA Notes was approved by ruling of the CNV on February 5, 2013 through resolution No.17,017. The Series A-L Notes and Series B-L Notes are listed on the Buenos Aires Stock Exchange.

Additionally, Gas Argentino’s non-financial debt was exchanged by issuing Series A-U Notes amounting to USD 1,306,527.99 and Series B-U Notes amounting to USD 1,737,690.32. Furthermore, on the same date Gas Argentino exercised its right set forth in the terms of its duly approved reorganization proposal, to capitalize accrued interests under the GASA Series A Notes since January 1, 2011 up to the issuance date. These notes are not publically offered and not listed on any stock exchange.

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

Since the issuance date, all Gas Argentino’s liabilities, in agreement with the terms of existing negotiable bonds and of the non-financial debt were paid off and all the rights, interests and benefits therein set forth were annulled and cancelled. As a consequence, Gas Argentino is no longer responsible for these liabilities.

On July 12, 2013, the relevant court ruled the termination of the Reorganization Proceedings of Gas Argentino.

Shares in Gas Argentino as of December 31, 2013 were held as follows:

Shareholder	Percentage of Outstanding Common Shares of Gas Argentino	Indirect Percentage Interest in MetroGAS
YIESA	98.0%	68.6%
OPESSA	2.0%	1.4%

Total	100.0%	70.0%

Set forth below is a brief description of Gas Argentino’s shareholders.

YPF Inversora Energética S.A.

YIESA is a subsidiary of YPF, which owns a 98.99% stake in YIESA.

Operadora de Estaciones de Servicio S.A.

OPESSA is a subsidiary of YPF, the latter holding 99,99995% of OPESSA capital stock, while the remaining share is held by YPF GAS S.A. OPESSA is a company engaged in the setting up, exploitation and operation of petrol stations and fuel, and in the running of outlets of fuel, lubricants and other derivatives, as well as supplementary and connected business.

YPF S.A.

YPF is an integrated oil and gas company which is engaged in all areas of the oil business, including exploration, development and production of crude oil and production of natural gas, crude oil transportation, refining of crude oil, production of crude oil by products and marketing of crude oil, crude oil by products, petrochemicals and liquid petroleum gas.

For the purpose of reporting the composition of the capital stock of YPF, our controlling shareholder, the following information was taken from YPF’s Annual Report on Form 20-F for the year ended December 31, 2013. MetroGAS does not have additional information relating to the ownership of YPF’s shares.

From 1999, and to the passing of the Expropriation Law, YPF was a company controlled by Repsol, an oil and gas integrated company with head office in Spain and operations taking place worldwide.

Repsol had been the owner of approximately 99% of YPF stock capital since 2000. As a result of different transactions that took place from 2008 on, Repsol ended up with 57,43% of YPF capital stock as of April 30th, 2012.

The Expropriation Law has significantly changed YPF’s shareholding structure. The Class D shares subject to expropriation from Repsol or its controlling or controlled entities, which represent 51% of YPF’s share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares.

The transfer of shares subject to expropriation between the National State and the provinces that make up the Organización Nacional de los Estados Productores de Hidrocarburos is still pending. See “Risk factors related to our controlling shareholder- The Argentine federal government controls the Company according to domestic energy policies in accordance with Law 26,741 (the “Expropriation Law”)”

The following table sets forth information relating to the beneficial ownership of YPF´s shares as stated in their 2013 20-F Annual Report as of March 12, 2014:

Shareholders	Number of Shares Owned	% of Outstanding Shares
Repsol Group (shares subject to expropriation) (1) (3)	200,589,525	51.00%
Respol Group (2) (3)	46,648,538	11.86%
Public (2) (3)	113,872,526	28.95%
Slim Family (4)	32,150,394	8.17%
Argentine federal and provincial governments (5)	11,388	0.003%
Employee fund (6)	40,422	0.01%

Total	393,312,793	100.00%

(1)	For purposes of ensuring the fulfillment of the objectives of the Expropriation Law, Class D shares representing 51% of our share capital held by Repsol Group have been declared of public interest and subject to expropriation. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.
(2)	According to data provided by The Bank of New York Mellon, as of March 12, 2014.
(3)	According to data provided by The Bank of New York Mellon, as of March 12, 2014, there were 183,956,404 ADSs outstanding and 66 holders of record of ADSs. Such ADSs represented approximately 46.8% of the total number of issued and outstanding Class D shares as of such date.
(4)	According to Schedule 13G filed with the SEC on February 14, 2014. “Slim Family” consists of Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit through Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.
(5)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively. In addition, the Class D shares subject to expropriation from Repsol Group or its controlling or controlled entities, which represent 51% of our share capital, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder.
(6)	Reflects the ownership of 40,422 Class C shares.

Shareholders Agreement

Until November 30th, 2012, BGIA held 54.67% of Class A Shares of the company. However, on that date, the Company informed that a notification had been received from BGIA informing that YIESA would exercise its preferential purchase right in relation to the acquisition offer submitted by Integra to BGIA, which included: (i) 40,793,136 Class A shares from BGIA in Gas Argentino, representing 100% of the BGIA share and votes in GASA; (ii) 6,279 BGIA shares in MetroENERGIA, representing 2.73 % of the capital stock and (iii) possibly subject to additional covenants, 38,941,720 Class B shares from BG Gas International B.V. in MetroGAS.

The transfer of shares from BGIA to YIESA took place on May 3rd ,2013.

Furthermore, on August 1st, 2013, YIESA transferred to OPESSA 1,683,246 Class A ordinary, registered, non-endorsable shares, par value AR$ 1 and 1 voting right each representing 2 % of the capital stock.

Therefore, as to the date of this Annual Report, Gas Argentino shareholders are: (i) YIESA owning 52,67% of Class A shares and 45,33% Class B shares, and (ii) OPESSA with 2% of Class A shares. This way, YIESA holds 45,872,877 Class A shares and 39,475,206 of Clase B shares and OPESSA holds 1,733,246 of Class A shares.

Shares Held and Number of Record Holders in Host Country

The number of shares of each class of our stock held by shareholders in Argentina and other countries outside Argentina as of December 31, 2013 was as follows:

Country	Class	Number of Shares
Argentina	A	290,277,316	(a)
Argentina	B	174,151,948	(b)
Argentina	C	56,917,121
Other countries	B	47,824,823

Notes:

(a)	Held by Gas Argentino.
(b)	108,142,529 of these Class B shares are held by Gas Argentino.

As of December 31, 2013, we had 1,202 record holders of our stock in Argentina and 17 in other countries.

B.	Related Party Transactions

We carry out operations and transactions with related parties according to general market conditions, which are part of the normal operation of the company, with respect to their purposes and conditions.

YPF indirectly owns 100% of the capital stock of Gas Argentino, our principal shareholder.

Furthermore, on May 3, 2012, the National Congress enacted Law No. 26,741, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and the same time, establishing the temporally occupation of such shares pursuant to the terms of article 57 and 59 of Law No. 21,499.

We have purchased gas from YPF in the ordinary course of our business. We accrued approximately Ps. 161.5 million and Ps. 104.0 million of gas purchases to YPF during the years ended December 31, 2013 and 2012, respectively.

Additionally, as of December 31, 2013 and 2012, we also accrued fees for salaries, expenses and other costs with YPF of approximately Ps. 0.7 million and Ps. 1.1 million, respectively.

Additionally, as of December 31, 2013 and 2012, we supplied gas transportation and distribution services to Astra Evangelista S.A., indirectly related to YPF, for approximately Ps. 0.05 million and Ps. 0.06 million, respectively and to YPF for approximately Ps. 0.04 million and Ps. 0.04 million as of December 31, 2013 and 2012, respectively.

We supplied gas, transportation and distribution services of approximately Ps. 1.1 million and Ps. 0.98 million during the years ended December 31, 2013 and 2012, respectively, to Operadora de Estaciones de Servicio S.A., a company directly related to YPF.

For a description of our Personnel Supply Agreement with YPF, see “Item 4. Information on the Company – B. Business Overview – Agreement with YPF”. For a description of our credit facility with YPF, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Future Capital Requirements.”

Also, pursuant to Resolution I-2621/2013 of ENARGAS, we currently bill on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of December 31, 2013 is shown in Note 20 to our Annual Consolidated Financial Statements.

Furthermore, we must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20 to our Annual Consolidated Financial Statements.

Finally, we signed with ENARGAS on November 21, 2012 the Memorandum, which provides that a fixed amount per invoice, which amount differs for different customer categories, would be deposited by distributors after their receipt of payment in respect of such invoice into a trust fund and used to finance works relating to infrastructure, connection, power upgrades, expansion and/or technological adaptation of gas distribution network systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the public service of gas distribution. Therefore, on December 12, 2012 a trust agreement was signed by us and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20 to our Annual Consolidated Financial Statements.

For further information regarding certain transactions with related parties, see Note 29 to our Annual Consolidated Financial Statements.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our Annual Consolidated Financial Statements are filed as part of this Annual Report.

Legal Proceedings

Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates to pass through to tariffs all new rates or levies or rate increases, and under certain circumstances, the free use of public space for purposes of laying natural gas pipelines.

As of the date of issuance of this Annual Report we cannot pass through to our tariffs any payments made in respect thereof to certain municipalities in the Province of Buenos Aires and to the City of Buenos Aires (“CABA”), which as December 31, 2013 accumulated the sum of Ps. 198.5 million. We have assessed that these concepts do not qualify as contingent assets in our financial statements.

We are still negotiating the pass through of these rates to tariffs.

Turnover tax (Province of Buenos Aires) - Rate increase & differences in the assessment of the taxable base

During 1994, the Province of Buenos Aires agreed with the Argentine National Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the prices billed for those sales. In spite of the fact that the Province increased such tax rate and instructed us to include the rate increase in the bills of the customers and to remit the revenues so collected to the Province, we declined to follow those instructions on the basis of the agreement between the Province and the Argentine National Government described above.

On December 22, 2005, through Resolution No. 907/05, the Tax Authority of the Province of Buenos Aires notified MetroGAS the commencement of a Tax Determination Procedure for the fiscal periods 2001 through March 2003 claiming the payment of the amounts that would have been collected from customers, if the tax rate increase described above had been applied (currently it amounts approximately to Ps. 29 million, including penalties and fines). The Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006, Ruling No. 112/06 of the Federal Tax Commission ratified the criterion followed by the Company and declined a motion to reopen the case filed by the Province of Buenos Aires on the basis of a case identical to MetroGAS. The Province of Buenos Aires filed an extraordinary appeal against such Ruling before the same Federal Tax Commission for its final resolution by the Argentine Supreme Court of Justice (ASCJ).

On September 5, 2013 a pleading was filed with the Tax Court of the Province of Buenos Aires with reference to the dismissal by the ASCJ of a motion for review filed by the Province of Buenos Aires, and consequently, it was requested that such dismissal be taken into account at the time of entering judgment and that the tax claim be rejected.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Tax Authority of the Province of Buenos Aires notified us the Tax Determinations carried out for the periods January 2004 through October 2005. The claim is based on the increase of the tax rate described above and certain differences with respect to the determination of income and expense ratios. The amount claimed approximately amounts to Ps. 55 million, including penalties and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, and to the date of issuance of this Annual Report are still pending resolution.

In the event that we should be finally compelled to pay for such amounts, we will request a reallocation of such tax rate increase to the tariffs paid by customers in compliance with the terms of the License.

Based on our reassessment of the probability of occurrence of this contingency on the basis of the opinion of independent counsel, which was based mainly on a consideration of current legal precedents, the provision created for such purpose for Ps. 26.3 million was recovered in the fiscal year ended December 31, 2013. As of such same date, we recorded a provision of Ps. 1.5 million in relation to this contingency, for professional fees.

Government of the City of Buenos Aires - Works on public roadways

Law No. 2,634, published on January 25, 2008, and its Regulatory Decree No. 238/08 published on March 28, 2008, created and regulated a new regime for openings and/or breaks works on public spaces and roads within the City of Buenos Aires. The regime specifies the charges to pay for all works on public spaces and establishes that backfilling works have to be made by the Government of the Autonomous City of Buenos Aires (“GCABA”), previous payment by those companies authorized to make any such works. Subsequently and effective November 1, 2009, the GCABA further modified the procedure to repair sidewalks and established that those companies that have proceeded to break up a public space shall be responsible for the complete repair and backfilling.

The Special Infractions Control Agency of the GCABA has imposed penalties on us in several cases. We are filing the relevant disclaimers before the administrative authorities, and requesting the transfer to a court hearing minor cases to carry out the corresponding defenses at that stage, in order to obtain the declaration of unconstitutionality of the law, the unreasonableness of the infractions imposed and consistently the denial of those penalties. During the year ended on December 31, 2013 we have created a provision of Ps. 1.2 million and as of that date the provision accumulated Ps. 7.5 million.

Rates and charges

Through Resolution No. 2,778/03, the ENARGAS decided that we had collected excess amounts on account of taxes and rates from its customers of Ps. 3.8 million and set a fine of Ps. 0.5 million. We filed in due times a special appeal against ENARGAS Resolution and against the interest rate applied on the fine. As of December, 31, 2013, the total amount demanded by the ENARGAS amounted to Ps. 3.8 million for capital and Ps. 21.8 million for accessories, for penalties and fines.

During the present fiscal year we assessed this contingency, based on the opinion of independent counsel who evaluated legal prescription, and concluded that it corresponds to recover from the provision an amount of Ps. 25.3 million.

Interpretation disagreements with the regulatory authority

At the date of this Annual Report, we have several interpretative disagreements with the aforementioned regulatory authorities with respect to various legal issues.

During the fiscal year ended December 31, 2013, we recorded provisions for any such disagreements of Ps. 1.7 million and as of that date it accumulated Ps. 11.4 million.

Civil liability, labor and other claims

As of the date of this Annual Report, some civil liability and labor claims by contractors’ employees, worker’s compensation claims, etc. have been brought against us. As of December 31, 2013, we recorded a provision of Ps. 37.9 million, of which Ps. 20.1 million correspond to labor lawsuits and Ps. 15.1 million to civil liability claims for damages, while Ps. 2.7 million corresponds to mediation proceedings.

Executory proceedings

As of the date of this Annual Report, there are no outstanding executory proceedings started by holders of Negotiable Bonds.

Dividend Policy

Pursuant to CNV Resolution No. 593/11, the earnings corresponding to the fiscal year and the earnings accumulated in the Retained Earnings Account (“cuenta de resultados no asignados”) of public companies must be allocated to a specific purpose: (i) the payment of dividends, (ii) the capitalization of earnings and issuance of new shares; (iii) the constitution of reserves, or (iv) a combination of these. We did not pay any dividends in 2013, 2012, 2011, or 2010.

We do not have a formal policy governing the amount and payment of dividends. However, we paid dividends regularly until November 15, 2001. The amount and payment of dividends are determined by majority vote of our shareholders and the recommendation of our Board of Directors.

Since Gas Argentino owns 70% of our capital stock, it has and will continue to have the discretion to determine the amount and payment of future dividends. The payment of future dividends will also depend on our earnings, financial condition and other factors, including the requirements of Argentine law. All our shares of capital stock rank pari passu with respect to the payment of dividends. YIESA, as minor shareholders of MetroENERGÍA, have renounced any dividend collection as long as we restructure and pay our financial debt.

We have not paid dividends for any of the years ended December 31, 2003 through December 31, 2013.

Our Board of Directors proposed to ratify an interim dividend payment for 2001. Taking into consideration that the distributed interim dividend constitutes a dividend paid in advance of net income for the year 2001, we transferred the balance not absorbed by unappropriated retained earnings as a credit in our favor, to be balanced with future earnings. The Shareholders’ Meeting held on April 30, 2002, ratified the interim cash dividend and the above mentioned proposal of the Board of Directors.

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee, to the annual ordinary shareholders’ meeting for approval. Prior to April 30 of each fiscal year, an ordinary shareholders’ meeting must be called to approve the financial statements and determine the allocation of our net income for the preceding fiscal year. Under Argentine law, shareholders are required to allocate not less than 5% of net income per year to the legal reserve until the amount of the reserve equals 20% of our subscribed capital stock plus adjustments to capital stock. If the legal reserve is subsequently reduced, dividends may not be paid until the legal reserve has been restored to its former level. The legal reserve is not available for distribution. Under our By-Laws, after an allocation to the legal reserve has been made, amounts will be segregated as follows: (i) to pay the fees of the members of our Board of Directors and of the Supervisory Committee; (ii) if any preferred stock is then outstanding (we currently have no preferred stock outstanding), to pay dividends on preferred stock; (iii) to pay a profit sharing bonus to all our employees; (iv) to retain as a voluntary reserve or contingency reserve as determined by the shareholders; and (v) the remainder of the retained earnings for the year may be distributed as dividends on capital stock.

Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recently ended reorganization proceeding. In accordance with the terms and conditions of the New Notes we issued (See “– Liquidity and Capital Resources – Debt Restructuring” for more details on our issuance of the New Notes), our ability to distribute cash dividends is also dependent on us having recovered, paid off or bought at least USD 75 million of our Series A Notes as long as a Triggering Event had not taken place, in which case the amount of our Series B Notes outstanding would also be taken into consideration. See Item 8: “Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy.”

Dividends on ADSs

To the extent that we declare and pay dividends on our common stock, owners of the American Depositary Shares (“ADSs”) on the relevant record date will be entitled to receive any dividends on the Class B Shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid to the depositary in Pesos will be converted by the depositary into U.S. Dollars and paid to owners of ADSs, net of dividend distribution fees and currency conversion expenses, except as otherwise described below. Dividends paid to owners of ADSs are currently exempt from withholding or other Argentine taxes. See Item 10: “Additional Information-Taxation-Argentine Taxes.”

To the extent that the depositary can, in its judgment, convert Pesos (or any successor or other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars to the United States, the depositary is required under the deposit agreement to convert or cause to be converted all cash dividends and other cash distributions received by it on the Class B Shares into U.S. Dollars and to distribute the resulting U.S. Dollars, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest, to the holders of ADSs in proportion to the number of ADSs representing such Class B Shares held by each of them. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian of the depositary in Argentina (the “Custodian”) on account of taxes or other governmental fees or charges. If the depositary determines that, in its judgment, any foreign currency received by it cannot be so converted on a reasonable basis, the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders of ADSs entitled to receive it.

If a distribution by us consists of a dividend in, or a free distribution of, Class B Shares, upon receipt by or on behalf of the depositary of additional Class B Shares from us, the depositary may, and shall if we so request, distribute to the holders of ADSs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of Class B Shares received as such dividend or distribution, but only after deduction or payment of the fees and expenses of the depositary. If additional American Depositary Receipts (“ADRs”) are not so issued, each ADR shall thereafter also represent the additional ADSs with respect to the Class B Shares so distributed. If for any reason the depositary reasonably believes such distribution is not feasible, the depositary may, with our consent, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the advance payment of any taxes or governmental charges or the sale (at public or private sale) of the Class B Shares thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the depositary to the holders of ADSs entitled thereto as in the case of a distribution received in cash. In lieu of issuing ADRs for fractions of ADSs, in any such case, the depositary will sell the number of Class B Shares represented by the aggregate of such fractions and distribute the net proceeds in U.S. Dollars, all in the manner and subject to the conditions set forth in the Deposit Agreement.

For a discussion of U.S. and Argentine tax consequences with respect to the payment of dividends, see Item 10: “Additional Information-Taxation.”

B.	Significant changes

See Note 31 to our Annual Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

New York Stock Exchange

American Depositary Shares

Our ADSs, each representing 10 of our Class B Shares, were listed on the New York Stock Exchange (“NYSE”) under the trading symbol “MGS” until June 17, 2010. The ADSs began trading on the NYSE on November 17, 1994 and were issued initially by Citibank, N.A., as depositary. Citibank, N.A. was replaced as depositary by The Bank of New York Mellon (the “Depositary”) on February 26, 2001. The following table sets forth, for the periods indicated, the high and low closing sales price in U.S. Dollars of the ADSs on the NYSE:

	High	Low
2005:	6.18	4.00
2006:	4.42	3.20
2007:	6.20	3.70
2008:	4.62	0.90
2009	2.68	1.09
Between January 2 and June 17, 2010(*)	2.50	1.50

2010:
First Quarter	2.50	1.84
Second Quarter	2.22	1.50

Notes:

(*)	On June 17, 2010, we received a notice from the NYSE that our ADSs had been suspended from trading on the NYSE and was de-listed as a result of our filing to commence a reorganization proceeding (concurso preventivo). See Item 3: “Key information-Risk Factors-Risk Factor Relating to Us-Our ADSs have been suspended from trading and were de-listed from the New York Stock Exchange.”

Class B Shares

The Class B Shares are listed on the BCBA under the trading symbol “METR.” The Class B Shares began trading on the BCBA on November 17, 1994. The following table sets forth, for the periods indicated, the high and low closing sales price in Pesos of the Class B Shares on the BCBA:

	High	Low
2009:	0.97	0.44
2010:	1.18	0.59
2011:	1.38	0.69
2012:	0.93	0.66
2013:	1.75	1.15

2012:
First Quarter	0.93	0.66
Second Quarter	0.72	0.41
Third Quarter	0.69	0.47
Fourth Quarter	0.72	0.43

2013:
First Quarter	0.89	0.66
Second Quarter	1.02	0.65
Third Quarter	1.13	0.71
Fourth Quarter	1.75	1.15

Recent Six Months
October 2013	1.75	1.15
November 2013	1.71	1.35
December 2013	1.70	1.22
January 2014	1.36	1.14
February 2014	1.41	1.24
March 2014	1.74	1.31
April 2014 (through April 16, 2014)	1.99	1.70

On December 31, 2013, the last reported sale price of the Class B Shares on the BCBA was Ps. 1.29 per share. On December 31, 2013, there were approximately 1,202 holders of Class B Shares in Argentina.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Argentine Securities Market

There are ten securities exchanges in Argentina, six of which have affiliated stock markets and are authorized to quote publicly offered securities: Buenos Aires, Rosario, Cordoba, Mendoza, Santa Fe and La Rioja (which has never been operative). The oldest and largest of these exchanges is the BCBA, founded in 1854. Total trading volume in the securities of Argentine companies as of December 31, 2013 was approximately U.S. $66.3 billion, which was concentrated in the shares of a small number of companies. As of December 31, 2013, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BCBA was U.S. $530.8 billion compared to U.S. $470.6 billion as of December 31, 2012. Trading in securities listed on an exchange is conducted through the brokers of the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market”) affiliated with such exchange. In order to comply with Argentine Capital Markets Law, on March 1, 2013, the BCBA and the Buenos Aires Stock Market celebrated an agreement in order to create a new unified market denominated “Bolsas y Mercados Argentinos S.A.” or “Buenos Aires Stock Exchanges and Markets.” In accordance with the Argentine Capital Markets Law, on July 2013, the shareholders of the Buenos Aires Stock Market approved the spin-off of the Buenos Aires Stock Market and the creation of the Buenos Aires Stock Exchanges and Markets. On April 3, 2013, the Buenos Aires Stock Market, Mercado de Valores de Buenos Aires S.A. and the BCBA signed a memorandum with Córdoba Stock Market for the creation of a new National Stock Market. Subsequently, the Buenos Aires Stock Market has also signed agreements with other markets, stock brokers and agents in order to join them to the Buenos Aires Stock Exchange and Markets. All such agreements are subject to the approval of the CNV.

Securities may also be listed and traded through over-the-counter market, the Mercado Abierto Electrónico S.A. (the “MAE” or the “OTC Market”) whose brokers must be linked to an electronic reporting system that functions independently from the Buenos Aires Stock Market and the BCBA. The activities of such brokers are controlled and regulated by the CNV.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the BCBA, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholders are the only individuals and entities authorized to trade in the securities listed on the BCBA. The BCBA is a non-profit civil association representing all sectors of Argentina’s economy. The most important index of the stock market is the MERVAL (MERcado de VALores, “stock market”).

Trading on the BCBA is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the BCBA is also conducted through SINAC. SINAC is an electronic trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. each business day of the year.

In order to control price volatility on the BCBA, the Buenos Aires Stock Market operates a system which suspends dealing in shares of a particular issuer for 15 minutes when changes in the price of such issuer’s shares registers a variation on its price between 10% and 15% and between 15% and 20%. After a 20% variation, if the price of such issuer’s shares varies an additional 5% in the same day, the deal will result in additional 10-minute, successive suspension periods. Trading in such shares resumes the next trading day.

Certain information regarding the Argentine securities market is set forth in the table below:

	2013	2012	2011	2010	2009
Market capitalization (U.S.$ billions)	530.8	470.6	374.4	477.9	575.0
Annual volume (US $ millions)	66,323	49,278	48,052	44,150	34,530
Average daily trading volume (U.S.$ millions)	24.0	20.3	12.4	14.3	14.3
Number of listed companies	97	97	98	98	101

Source:     BCBA.

In accordance with the Argentine Capital Markets Law, on March 22, 2013, the BCBA, the MAE and the Merval submitted to the CNV a proposal to interconnect their business platforms in order to unify the capital markets in Argentina. This proposal is subject to final approval by the CNV for its implementation.

The New York Stock Market

The New York Stock Exchange traces its origins to 1792, when 24 New York City stockbrokers and merchants signed the Buttonwood Agreement. This agreement set in motion the NYSE’s unwavering commitment to investors and issuers. NYSE Euronext, the holding company created by the combination of NYSE Group, Inc. and Euronext N.V., was launched on April 4, 2007. NYSE Euronext (NYSE/New York and Euronext/Paris: NYX) operates the world’s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. NYSE Euronext is a leading provider of securities listing, trading and market data products and services. To protect investors, the health of the financial system and the integrity of the capital-formation process, the SEC has designated the NYSE as the examining authority for its members and member firms. Listed companies, individual investors, institutional investors and member firms create the NYSE market. A member organization is a registered broker-dealer organized as a corporation, a partnership or an LLC, which is regulated by the Exchange. A member organization may, or may not, hold a trading license. At the NYSE, two types of members work on the Trading Floor, each playing a distinct role in the trade execution process: Floor Brokers and Specialists. The New York Stock Exchange is open from Monday through Friday 9:30 a.m. to 4:00 p.m. EST each business day of the year.

On June 19, 2008, the NYSE Regulation, Inc. announced that “eGovDirect.com” was being offered to non-U.S. foreign private issuers listed on the New York Stock Exchange, including companies that trade American Depositary Shares on the NYSE through their Depositary Bank. This password-protected website assists NYSE-listed companies to meet their corporate governance and compliance requirements and allows issuers to save time and resources by filing annual and interim financial reports, disclosing officer and audit committee member information, and publishing declarations of dividends, shareholder meeting dates, shares outstanding and press releases through this website.

On January 29, 2009, NYSE Euronext and BIDS Holdings, L.P., launched a joint venture, the New York Block Exchange (“NYBX”), an innovative new platform designed to maximize access to liquidity and improve execution quality in the U.S. equity block trading market. Institutional investors and other market participants can execute block trades on NYBX, the first venue of its kind to allow non-displayed liquidity to anonymously access both the displayed and reserve liquidity of the NYSE order book, creating an innovative platform to re-aggregate blocks of stock. BIDS Holdings and the NYSE Euronext each have a 50% ownership stake in NYBX.

On November 12, 2009, NYSE Euronext established its commission on corporate governance to address U.S. corporate governance and the overall proxy process. Consistent with the NYSE’s role as a leading advocate on governance issues, the commission brings together leading experts and representatives from public companies, institutional and individual investors, broker/dealers and other advisors.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Annual Report, our capital stock amounted to Ps. 569,171,208, all of which is fully subscribed, registered and paid-in.

Our shares are comprised of three classes of common stock par value $1 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C shares representing 10% of our capital stock. See Item 9: “Memorandum and Articles of Association-Corporate Governance.”

Composition of Capital Stock

Classes of shares	Subscribed, registered and paid-in in Thousands of Pesos
Ordinary certified shares of Ps. 1 par value and 1 vote each
Class A	290,277
Class B	221,977
Class C	56,917
Capital stock as of December 31, 2013	569,171

B.	Memorandum and Articles of Association

Register

Our By-Laws were registered in the Inspección General de Justicia (the “General Board of Corporations”) on December 1, 1992 under number 11,670, book 112, volume A of Corporations. The last modification of our By-Laws was approved on April 30, 2013, and was registered on December 6, 2013 in the Inspección General de Justicia under number 24,315, book 66 of Corporations.

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

Provisions of the By-Laws and Argentine Law Relating to Directors

Under Argentine law, directors of a company have a duty, among others: (1) to reveal any conflict of interest to the board of directors and Supervisory Committee; (2) to abstain from voting in any deliberation related to such conflict; and (3) to refrain from competition with the Company unless authorized by a shareholders’ meeting to do so. Directors are jointly and severally liable for the negligent performance of their duties, or for violations of the law or of By-Laws or regulations.

Article 30 of the By-Laws provides that the shareholders’ meeting shall fix the compensation of the members of the Board of Directors.

Pursuant to article 20 of the Argentine Capital Markets Law, the CNV may appoint supervisors with veto faculties regarding resolutions adopted by the Board of Directors. Such veto may only be challenged before the president of the CNV. In addition, the CNV may also remove the members of the Board of Directors for a maximum term of 180 days. Such measure may be challenged before the Ministry of Economy of Argentina. It is worth mentioning, notwithstanding the aforesaid, that argentine courts have ruled in favor of the inapplicability of said measures. Article 6 of our By-Laws provides that any issuance of ordinary shares for future stock increases shall be carried out in the proportion of 51% of Class A shares and 49% of Class B plus Class C shares, maintaining between these two classes the same relation that existed at the date of the relevant issuance.

Article 11 of our By-Laws provides that ordinary Class A shares will only be transferred with the previous authorization of ENARGAS.

Corporate Governance

We are principally governed by three separate bodies: our shareholders’ meeting, our Supervisory Committee, and our Board of Directors. Also, to comply with Argentine Capital Markets Law and applicable CNV Resolutions, the Board of Directors approved the Statute for the Audit Committee. You may access our corporate governance guidelines at www.metrogas.com.ar. Copies of any such corporate governance guidelines and charters will be available to any shareholder upon request. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. The roles of these bodies are defined by Argentine law and our By-Laws, and may be described generally as follows:

Shareholders’ Meetings and Voting Rights

Under Argentine law, shareholders’ meetings are called in such manner as prescribed by applicable legislation, notwithstanding provisions for unanimous meetings. First call and second call ordinary meetings and special class meetings may be called simultaneously.

Each common share entitles its holder to one vote. Under Argentine law, our meetings of shareholders must be held in a place that corresponds with our jurisdiction. Shareholders’ resolutions are subject to Argentine law and the By-Laws are binding on all of the shareholders, although shareholders are given a right of withdrawal in connection with certain shareholder decisions.

Shareholders meetings may be ordinary or extraordinary. At ordinary shareholders’ meetings, shareholders consider and resolve the following matters:

(1)	approval of accounting and other measures connected with the conduct of our business in accordance with the law or the By-Laws, as submitted to the shareholders by the Board of Directors or the Supervisory Committee;

(2)	election or removal of directors or members of the Supervisory Committee and fixing of their remuneration;

(3)	establishing the responsibilities of the directors and members of the Supervisory Committee;

(4)	approving increases in the capital stock, not exceeding five times the current amount; and

(5)	issuance of negotiable bonds, or “negotiable obligations.”

All other matters must be resolved at extraordinary meetings, including:

(6)	increasing the corporate capital to over five times the current amount of any company which is not publicly held;

(7)	capital stock reductions and returns;

(8)	redemption, reimbursement and writing down of shares;

(9)	mergers, transformations and dissolutions; appointments, removals and remuneration of the liquidators; spin-offs; and consideration of our accounts and other matters connected with conduct in our winding-up;

(10)	limitation or suspension of preferential rights in the subscription of new shares;

(11)	issuance of debentures and conversion of same into shares; and

(12)	amendment of our By-Laws.

The president of the Board or a person appointed at the meeting presides over shareholders’ meetings. Shareholders’ meetings can be called by the Board of Directors, by the Supervisory Committee in certain circumstances specified by law, or by shareholders representing at least 5% of the common stock.

Shareholders may be represented by proxies at shareholders’ meetings. Our Directors, members of the Supervisory Committee, managers and employees cannot act as attorney-in-fact. The shareholders or proxies attending a shareholders’ meeting must sign the Register of Attendance.

Directors, syndics (as defined below) and general managers are entitled and obliged to attend and to be heard at every shareholders’ meetings. If they happen to be shareholders, they cannot vote on decisions connected with their undertakings, responsibility or removal.

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

Shareholders’ decisions may be voided by a court order when shareholders’ meetings have been held in circumstances contrary to the law, our By-Laws or internal regulations.

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law No. 19,550, as amended), the Argentine Capital Markets Law, the rules and regulations of the CNV and our By-Laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the “NYSE”) and, consequently, we are subject to the rules and regulations of the NYSE.

NYSE Corporate Governance

On November 4, 2003, the NYSE established new corporate governance standards (“NYSE standards”) that are applicable to NYSE-listed companies, including non-U.S. issuers. These standards were then amended on November 3, 2004. Under these standards, non-U.S. issuers are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. Non-U.S. issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12 (b) and (c). However, non-U.S. issuers will have until July 31, 2005 to comply with the new audit committee standards set out in Section 303A.06 and will only be required to comply with Section 303A.12(c) after that date. Section 303A.11 requires that non-U.S. issuers disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections. A non-U.S. issuer is required to provide a brief, general summary of the significant differences by means of (i) the company’s website (in English) or (ii) the issuer’s annual report as distributed to its investors in the United States.

Pursuant to the requirements of Section 303A.11, the following is a summary of the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

303A.01.

Requirement: Listed companies must have a majority of independent directors on their board of directors.

Argentine Requirement: Under Argentine law, a board of directors is not required to be comprised of a majority of independent directors. The last shareholders’ meeting was held on May 3, 2013.

303A.02.

Requirement: Establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company, directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

Argentine Requirement: To qualify as an “independent” or “non-independent” director, CNV standards (are substantially similar to NYSE standards. CNV standards provide that independence is required with respect to a company and to its controlling shareholders or to shareholders with material holdings (35% or more) and that, for any person to be appointed as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” would also not be considered “independent.” When directors are appointed each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

Argentine Requirement: Neither Argentine law nor CNV rules require the establishment of a nominating/corporate governance committee. The right to nominate directors is vested in the shareholders and nominations are made at the shareholders’ meeting. Pursuant to CNV standards, the person who nominates a director shall report at the shareholders’ meeting whether or not the nominee is an “independent person” based on criteria established by CNV (which are similar to NYSE standards).

303A.05.

Requirement: Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Argentine Requirement: Neither Argentine law nor CNV regulations require the establishment of a compensation committee. An audit committee has to give an opinion about the reasonableness of directors’ compensation and stock option plans, as approved by the board of directors. The compensation of members of the board of directors is approved by shareholders at their annual meeting. Under Argentine Corporations Law, the maximum remuneration that members of a board of directors can collect, including wages and remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed.

303A.06.

Requirement: Listed companies must have an “audit committee” that satisfies the requirements of Rule 10A-3 under the Exchange Act. Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005.

Argentine Requirement: Pursuant to Argentine Capital Markets Law, the Argentine companies that are authorized by CNV to make public offerings of equity must establish an audit committee prior to May 28, 2004 comprised of three or more members of the Board of Directors. The majority of the members have to be independent. As required, on May 27, 2003, our Board of Directors approved the Charter for the Audit Committee. On May 7, 2004, our Board of Directors established an Audit Committee consisting of three directors. As of the date of this Annual Report, the Audit Committee consists of three independent directors. The Audit Committee must meet at least as frequently as the Board of Directors is required to meet (currently, at least once every three months).

303A.07(a):

Requirement: An audit committee shall consist of at least three members. All of its members must satisfy the requirements for independence set out in Section 303A.02 and shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

Argentine Requirements: Argentine law requires companies that are authorized to make public offerings of equity to have an audit committee that must be comprised of at least three members, with a majority of independent members. We were not required to satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act until July 31, 2005.

303A.07(b).

Requirement: If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K, which is filed with the SEC.

Argentine Requirement: A comparable provision, relating to an audit committee member’s simultaneous membership on the audit committee of other public companies, does not exist under Argentine law or CNV standards.

303A.07 (c).

Requirement: An audit committee shall have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2-5) of the Exchange Act.

Argentine Requirement: The functions and responsibilities of an audit committee, established by the Argentine Capital Markets Law and CNV standards, are essentially the same as those provided for under Rule 10A-3 of the Exchange Act. The Audit Committee must have a written charter that must be filed with the Registry of Commerce.

303A.07 (c) (iii) (A).

Requirement: Provides that the audit committee must, at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and all relationships between the independent auditor and the company.

Argentine Requirement: Audit committee annual action plan provides for these actions to be taken.

303A.07 (c) (iii) (B-C).

Requirement: Provides that the audit committee shall: meet to review and discuss the company’s annual audited consolidated financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discuss the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Argentine Requirement: Audit Committee shall review the internal control system and the accounting and administrative system of the company, evaluate the auditors external performance and issue an opinion regarding filing and publication of the annual consolidated financial statements.

303A.07 (c) (iii) (D-H).

Requirement: Provides that the audit committee shall: discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management’s response; set clear policies for hiring external auditors’ employees; and report regularly to the board of directors.

Argentine Requirement: Argentinean provisions are similar except that there is no such provision regarding hiring external auditors’ employees contained in Argentine law or our By-Laws. However, the Argentine Capital Markets Law establishes that an audit committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.

303A.07 (d).

Requirement: Provides that each company must have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

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

Argentine Requirement: We have no stock option programs for our executive officers and senior management. The determination of whether to compensate a director is made at a shareholders’ meeting.

303A.09.

Requirement: Listed companies must adopt and disclose corporate governance guidelines.

Argentine Requirement: the Argentine Capital Markets Law requires additional information that issuers must include in their annual reports, such as information related to the decision-making organizational structure (corporate governance), the company’s internal controls system, information about directors and officers’ compensation, stock options, and any other compensation system applicable to the members of the board of directors and managers. The Argentine Capital Markets Law does not address the remaining issues included in NYSE Section 303A.09.

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

Supervisory Committee

In accordance with the rules contained in Argentine Corporations Law No. 19,550, as amended, corporate supervision is entrusted to a Comisión Fiscalizadora (a “Supervisory Committee”). The election of its members, individually known as síndicos (“syndics”), and the organization and procedures of the committee are regulated by our By-Laws.

The Supervisory Committee has certain general powers and duties, notwithstanding any others as may be provided for under the Argentine Corporations Law, CNV rules or our By-Laws:

(1)	supervising our management, by an examination of our books and other documents whenever it may deem convenient, but at least once every three months;

(2)	verifying, in like manner and with like frequency, our cash and securities, as well as our obligations and the performance thereof;

(3)	receiving notice of and attending meetings of the Board of Directors, the Executive Committee and shareholders. The Supervisory Committee may express its opinions at these meetings but is not allowed to vote;

(4)	ensuring that our directors have posted the required performance bonds and that the same are maintained;

(5)	submitting a written report on our economic and financial condition to the annual shareholders meeting;

(6)	providing information within its scope of responsibility requested by holders of shares representing at least 2% of our capital;

(7)	calling the shareholders to an extraordinary meeting whenever it may deem necessary, and to annual or special class meetings if the board should fail to do so as required;

(8)	overseeing the management of our business for compliance with the law, our By-Laws or internal regulation, and any resolutions adopted by the shareholders;

(9)	placing items on the agenda for shareholder’s meetings;

(10)	supervising our liquidation; and

(11)	investigating formal shareholder complaints.

The members of the Supervisory Committee are entitled to obtain information and make administrative inquiries into facts or circumstances relating to any fiscal year prior to the date of their appointment.

The members of the Supervisory Committee are jointly liable for the performance of their duties and obligations as imposed on them by law, the By-Laws, or our internal procedures. They are also jointly liable with the directors for any damage occurring which would have been prevented had they acted in compliance with the law, the By-Laws, our internal regulations or the resolutions adopted by the shareholders. Our By-Laws provide that we shall be supervised by a Supervisory Committee of three members and three alternate members elected by the shareholders to serve for a one-year term and who may be reelected. Any vacancies in the Supervisory Committee shall be filled by the alternate members in the order of their appointment. Any of its members may act on behalf of the Supervisory Committee at Board of Directors or shareholders meetings. Pursuant to the Argentine Capital Markets Law, the members of the Supervisory Committee must be independent.

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

The compensation of the directors is set at shareholders’ meetings. Under Argentine corporate law, the maximum remuneration that members of a Board of Directors can collect from a corporation, including wages and other remuneration, cannot exceed 25% of corporate earnings. This percentage is limited to 5% if no dividend is distributed. This limitation is increased in proportion to any dividends paid. When one or more directors perform special functions or technical administrative functions and the small amount or nonexistence of earnings make it necessary to exceed the percentage established, the corporation cannot pay such sums without express approval at a shareholders’ meeting.

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

In accordance with the terms of Article 194 of the Argentine Corporations Law, shareholders who have exercised preemptive rights and indicated their intention to exercise accretion rights are granted the right to assume pro rata the non-exercising shareholders’ preemptive rights in proportion to the shares purchased by them when exercising their preemptive rights. Preemptive rights must be exercised within 30 days after notice to the shareholders of their right to preempt the capital increase has been published for three days in the Official Gazette of Argentina and in a newspaper widely circulated in Argentina. Pursuant to Argentine Corporations Law, companies authorized by the CNV to publicly offer stock may, by resolution of an extraordinary meeting of shareholders, reduce to ten days the period in which preemptive or accretion rights must be exercised. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

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

Changes in Shareholder Rights

The rights of shareholders may only be changed by amending our By-Laws or as decided by an extraordinary shareholders meeting and ratified by a special shareholders meeting of the relevant class of shares in accordance with Article 15 of our By-Laws. Passing a resolution at an extraordinary shareholders’ meeting requires an absolute majority of shares entitled to vote, which, if held on first call, would require 61% of the outstanding shares, and on second call would require the number of shares with voting rights present. Extraordinary shareholders’ meetings have exclusive authority on matters related to reduction of capital, merger or other forms of our corporate reorganization, dissolution and liquidation, issuance of debentures, increases of capital in excess of five times the existing capital and any other matter not subject to regular meetings as per the law.

In accordance with Article 20, Section a of the Argentine Capital Markets Law, in case of violation of minority shareholders’ interests, the CNV will be able to: (i) appoint a controlling officer who will have veto rights over companies’ board resolutions with such veto decisions only being appealable before the CNV’s President; and (ii) set aside companies’ boards for up to 180 days.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations, together, the “Foreign Investment Legislation,” the purchase of shares of an Argentine corporation by an individual or legal entity domiciled outside of Argentina or by an Argentine company of foreign capital (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries is not restricted and no prior approval is required to make foreign investments. No prior approval under the Foreign Investment Legislation is required in order to purchase our Class B Shares or ADSs or to exercise financial or corporate rights thereunder.

Change of Control

Pursuant to Article 18 of our By-Laws, any amendment of articles 2, 3, 4, 5, 6, 7, 11, 13, 18 or 32 must be approved by ENARGAS. See Item 7: “Major Shareholders and Related Party Transactions-Major Shareholders-Gas Argentino.”

Mandatory Tender Offer

The Argentine Capital Markets Law regulates mandatory tender offer procedures, which are summarized in the paragraphs below.

Any individual or entity that intends to acquire, during a term of 90 days, control of a company, either directly or indirectly, through one or several successive transactions, voting shares, subscription rights, options over shares, convertible notes or similar securities that directly or indirectly may provide such purchaser with the right to subscribe, acquire or convert into, voting shares that represent a “significant ownership” in the share capital and votes of a company, must prior to such acquisition, within 10 business days, make a tender offer or exchange offer according to the procedures and requirements established by the CNV. “Significant ownership” means at least 15% and 51% of the share capital and votes, respectively, of the target company.

If the offeror wishes to acquire at least 15% of the share capital and votes of a company, it must launch a tender offer to acquire an amount of securities that allows such offeror to obtain at least 50% of the share capital and votes of the target company. If the offeror has an ownership interest in the share capital or votes of the target company of at least 15% but less than 51% of the share capital and votes and its purpose is to increase its participation by at least 6% of the share capital and votes of the target company within the next 12 (twelve) months, the offeror must launch the offer to acquire an amount of shares that would allow such offeror to obtain at least an additional 10% of the share capital and votes of the target company. If the offeror wishes to acquire a participation in the target company equal to or higher than 51% of the share capital or votes, it must launch an offer to acquire an amount of securities that would allow the offeror to obtain 100% of the share capital and votes of the target company.

The mandatory tender offer is not required when the acquisition of a “significant ownership” does not entail acquiring control of a company, which is acquiring more than 50% of the voting securities, or de facto control, or when a change of control occurs as a result of a merger or spin-off.

Securities possessed or acquired by individuals or legal entities “acting in concert” shall be deemed to be possessed or acquired by the same individual or legal entity. “Acting in concert” means the coordinated action of two or more persons pursuant to a formal or informal agreement to cooperate actively in the acquisition, possession or disposition of securities of a company, either acting through any such persons or through any company or other type of association in general or through other related persons or persons under their control or through persons that are entitled to voting rights on account of such persons.

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

Last Amendments to Our By-Laws

In a Shareholders’ Meeting held on April 29, 2003, an amendment to our By-Laws was approved. The amendment added two new clauses, (i) article 6, which states that we are a company that is not subject to the mandatory tender offer regime and (ii) article 26, which permits meetings of the Board of Directors and shareholder meetings to be conducted without physical attendance at such meetings by members of the Board or shareholders, as the case may be, provided that means of communication are established by which members of the Board of Directors and shareholders may participate externally and increased the number of members of the Board of Directors from 7 to 9, amending article 20 to reflect that change.

At the Shareholders’ Meeting held on December 10, 2003 a new amendment to article 20 of the By-Laws was approved, which increased the number of the members of the Board of Directors from 9 to 11 and allows the shareholders to elect these directors for renewable terms of one to three years.

At the Shareholders’ Meeting held on July 29, 2005 (registered with the Public Registry of Commerce under number 11,027, book 29 of Corporations), a new amendment to article 20 of the By-Laws was approved. The amendment increased the number of members of the Board of Directors from 9 to 11. It also states that three of the members of the Board of Directors should be elected by Class B Shareholders and have to be independent pursuant to Argentine Law and Rule 10 A enacted pursuant to the Exchange Act.

The last modification of our By Laws was approved on April 30, 2013 and is registered with the Public Registry of Commerce under number 24,315, book 66 of Corporations. The amendment stated that directors’ “independence” should we considered according to applicable regulations.

C.	Material Contracts

None.

D.	Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine peso was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine National Government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine National Government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the Argentine National Government established new regulations on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents.

During 2012, additional foreign exchange regulations were imposed on purchases of foreign currency and transfers of foreign currency abroad. Such regulations include the requirement for financial institutions to inform in advance and obtain approval from the Central Bank with respect to any foreign exchange transaction to be entered into through the foreign exchange market. See “-Risk Factors-Risks Relating to Argentina-We are subject to exchange and capital controls.”

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

E.	Taxation

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our ADSs.

Dividends tax

Dividends paid on our ADSs, whether in cash, property or other equity securities in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax, and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash. Furthermore, dividends paid to individuals, regardless of residence, and non resident entities shall be subject to a 10% withholding tax.

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs shall be subject to Argentine income tax, at a 31.5% tax rate on the sale price if recognized by a non-resident individual, and, in case of a non-resident entity, at the taxpayer’s option (a) at a 13.5% tax rate on the sale price, or (b) at a 15% tax rate on the capital gain. In the case of a sale between non resident entities, the buying entity is liable for paying the tax. No regulation has been issued until now regarding how this tax will be paid when all the parties involved are non-residents.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (valor patrimonial proporcional), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces if transfer of our ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our ADSs is exempt from stamp tax in the City of Buenos Aires.

Estate and gift tax

The Provinces of Buenos Aires and Entre Ríos impose a tax on the reception of assets through inheritance or gift. The tax rates vary depending on the value of the transferred assets and the relationship between the transferor and the transferee. The transfer of ADSs among residents of the Provinces of Buenos Aires and Entre Ríos shall be subject to this tax if other applicable conditions are met.

Other taxes

Subject to the discussion above regarding estate and gift taxes in the Provinces of Buenos Aires and Entre Ríos, there are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs. In addition, neither the MPIT nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our ADSs.

In the case of litigation regarding the ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, the United Kingdom and Uruguay. A tax treaty between Argentina and Switzerland has been signed on March 20, 2014, but has not been ratified yet. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

United States Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of owning and disposing of our shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; or

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

This discussion assumes that MetroGAS is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding Passive foreign investment company rules, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years before January 1, 2013 were taxable at a maximum rate of 15%. Beginning after December 31, 2012, the maximum capital gains rate to such non-corporate U.S. Holders increased from 15% to 20% for securities being held longer than one year and some non-corporate U.S. Holders may also be subject to a 3.8% net investment surtax. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Any dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally would not recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss that you recognize will generally be treated as U.S.-source ordinary income.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and, in the case of ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from dividends on shares or ADSs will be creditable against your U.S. federal income tax liability. Amounts paid on account of the Argentine personal assets tax will not be eligible for credit against your U.S. federal income tax liability. You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will, subject to the discussion below regarding Passive foreign investment company rules, be capital gain or loss and will be long-term capital gain or loss if you held the shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your tax basis in the relevant shares or ADSs, each as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

We believes that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2013 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held a share or ADS, certain adverse consequences could apply to you.

If we were treated as a PFIC for any taxable year during which you held a share or ADS, any gain you recognized on a sale or other disposition of the share or ADS would be allocated ratably over your holding period for the share or ADS. The amounts allocated to the taxable year of the disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of shares or ADSs that is in excess of 125% of the average of the annual distributions that you received on shares or ADSs during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which it paid a dividend or prior taxable years, the capital gain rate discussed above with respect to dividends paid by qualified foreign corporations to certain non-corporate holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals may be required, generally on IRS Form 8938, to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of shares or ADSs.

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

See Item 8: “Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy.”

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Anyone may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330. Documents filed since October 1, 2002 can be found on the EDGAR system on the SEC website, www.sec.gov.

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

Interest rate exposure

We have limited exposure to risks associated with interest rate fluctuations, because 100% of our financial indebtedness bears interest at a fixed rate.

On the other hand, we seek to conduct financial transactions with top-level entities; these transactions include demand deposits and mutual fund investments. As of December 31, 2013, current investments in mutual funds and interest-bearing checking accounts amounted to Ps. 53.6 million. Such placements of funds bear interest at variable rates.

Foreign exchange exposure

We made transactions in foreign currency; consequently we are exposed to exchange rate fluctuations. We are primarily exposed to fluctuations in U.S. dollar (U$S) – Argentine peso (Ps.) rate of exchange.

In accordance with the Emergency Law, enacted in January 2002, the rates charged by us for our natural gas distribution services have been translated to Argentine pesos and consequently most our revenues are denominated in pesos.

On the other hand, our financial debt is denominated in U.S. dollars. It amounted to U$S 146.2 million as of December 31, 2013, and to a nominal amount of U$S 325.2 million.

As of December 31, 2013, our net monetary liabilities position amounted to U$S 138.9 million.

The table below provides information about our financial debt as of December 31, 2013 that may be sensitive to changes in interest rates and foreign exchange:

					Expected Maturity Date
	Nominal Value	2013	Interest Rate	Fair Value (1)	Without due date	2014	2015	2016	2017	2018	More than 5 years
	Thousands of USD	Thousands of Ps.		Thousands of Ps.
Negotiable Obligations U.S.$
Series A	190,524	952,727	8.875%	978,406	—	—	—	—	—	952,727	—
Series B	134,666	—		—	—	—	—	—	—	—	—
Interest payables	61	398			398	—	—	—	—	—

Total Negotiable Obligations U.S.$	325,251	953,125		978,406	398	—	—	—	—	952,727	—

Total Negotiable Obligations	325,251	953,125		978,406	398	—	—	—	—	952,727	—

(1)	Fair value was determined on the basis of observable information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Receipts

Fees and Charges of ADS Holders

Our Depositary is the Bank of New York Mellon (or, the “Depositary”). The Depositary collects its fees for delivery and surrender of ADSs directly from (i) investors depositing shares or surrendering ADSs for the purpose of withdrawal or (ii) intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by (i) deducting from cash distributions, (ii) directly billing investors or (iii) charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-generating services until after its fees for such services have been paid.

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

ii) Cable, telex and facsimile transmission and delivery

iii) Expenses of Depositary in connection with the conversion of foreign currency into US dollars

iv) Such fees and expenses as are incurred by the Depositary in delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation.

Fees and other Payments Made by the Depositary

The Depositary has agreed to reimburse or pay, on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal fees and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.) The Depositary has covered all such expenses incurred by us during 2010 and reimbursed us in the amount of U.S. $38,000; such amount is not related to the fees collected by the Depositary from our ADS holders. During 2011, 2012 and 2013, we did not incur any expenses for which we are to be reimbursed.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On March 25, 2002, we announced the suspension of principal and interest payments on all of our financial indebtedness.

On May 17, 2006, we announced the closing, in an out-of-court agreement, of the restructuring of U.S.$ 93,808,000 principal amount (approximately 94%) of our 9-7/8% Series A Notes due 2003, Euros 95,143,000 principal amount (approximately 87%) of our 7.375% Series B Notes due 2002, U.S. $130,000,000 principal amount (100%) of our Floating Rate Series C Notes due 2004 and U.S. $50,000,000 (100%) and Ps. 44,060,576 (100%) principal amount of our other unsecured financial indebtedness. The restructuring was concluded in accordance with our solicitations of powers of attorney authorizing, among other things, the out-of-court sale on behalf of the debt holders of the existing debt for cash and/or the exchange of the existing debt for new debt and equity securities (the “Solicitations”). We further announced that, after giving effect to the issuance of the Series 1 Notes and Series 2 Notes and the retirement of the existing debt that had been exchanged for Series 1 Notes and Series 2 Notes or repurchased by us, our aggregated unsecured financial indebtedness amounted to U.S. $299,700,226 (including the equivalent of U.S. $23,693,187 principal amount of the existing debt the holders of which have not participated in the restructuring) based on exchange rates on May 11, 2006.

The adverse financial conditions we faced led our Board of Directors to approve our filing of a petition for reorganization proceeding (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of default under our outstanding debt obligations. Pursuant to the terms of our outstanding debt obligations, this default resulted in the automatic acceleration of our outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on our outstanding debt obligations.

On April 13, 2011, we hired Banco Macro S.A. as financial advisor in order to receive advice in relation to making a debt restructuration proposal of our negotiable Obligations and other debts included in the reorganization procedure.

On February 2, 2012, we presented a total and final reformulation of the preventive agreement proposal for unsecured verified creditors who are declared acceptable. The final reformulation of the preventive agreement proposal mentioned before consisted in the payment of verified or declared unsecured credits by means of releasement, swap or “dacion en pago” (giving in payment) of such credits and the issuance of the New Notes.

On September 6, 2012 the intervening court passed a resolution approving the preventive agreement proposal of the Company and declaring the reorganization proceeding ended on the terms of the bankruptcy legislation, stipulating the constitution of a definite commission of creditors.

The debt exchange and issuance of the New Notes was implemented by us on January 11, 2013 with respect to unsecured creditors holding allowed and provisionally admitted claims.

On February 1 and February 13, 2013, we submitted before the intervening Court the documentation evidencing compliance with the debt exchange and the issuance of the New Notes in order to obtain the removal of all general inhibitions and the legal declaration of the completion of the proceeding within the terms and conditions of Section 59 of the ABL.

On September 9, 2013, we made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with.

On November 8, 2013, the acting Court issued a resolution stating that the reorganization proceedings had been satisfactorily completed upon the debtor’s compliance with its arrangement with creditors. Court notices were published as evidence that the order restraining the debtor’s disposition of party had been lifted, and fees were assessed for the benefit of bankruptcy trustees.

We filed an appeal against the assessment of fees for the benefit of bankruptcy trustees, and at the same time held negotiations with such trustees, who accepted a payment of AR$ 4.5 million. As a result, the appeal against the assessment of fees was abandoned and an agreement was signed with bankruptcy trustees.

On December 13, 2013, the Registry of Real Estate of the Province of Buenos Aires recorded the lifting of the general restraining order on the disposition of property as ordered by the Court.

Also, we are currently holding negotiations with preferred creditors in relation to the payment of their respective claims.

See “– Liquidity and Capital Resources – Debt Restructuring” for more details on the debt swap and the issuance of New Notes we made on January 11, 2013.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We amended Article 26 of our By-Laws to permit meetings of our shareholders to be conducted without their being physically present. See Item 10: “Additional Information-Memorandum and Articles of Association-Last Amendments to Our By-Laws.”

Our capacity to pay dividends to our shareholders is restricted by the agreement we reached as part of our recently ended reorganization proceeding. In accordance with the terms and conditions of the New Notes we issued (See “– Liquidity and Capital Resources – Debt Restructuring” for more details on our issuance of new negotiable bonds), our ability to distribute cash dividends is also dependent on us having recovered, paid off or bought at least USD 75 million of our Series A Notes as long as a Triggering Event had not taken place, in which case the amount of our Series B Notes outstanding would also be taken into consideration. See Item 8: “Financial Information-Consolidated Statements and Other Financial Information-Dividend Policy.”

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon, and as of the date of our evaluation, our chief executive officer and our chief financial officer concluded that as of the end of the period covered by the report, our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act, and the rules and regulations thereunder, is recorded, processed, summarized and reported as and when required and it is accumulated and communicated to the Company’s Management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including out Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in “Internal Control - Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of the end of the period covered by the report.

This Annual Report does not include an attestation report of the company’s registered public accounting firm on management’s assessment of the our internal control over financial reporting based on Item 15(c) of the SEC’s Form 20-F, which only requires an attestation report where the Form 20-F is being used as an annual report if the Company is (1) an accelerated filer or (2) a large accelerated filer. As of December 31, 2013 and the date of this Annual Report we are a non-accelerated filer.

Changes in Internal Control

There have been no changes in our internal controls over financial reporting or in other factors during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Héctor Caram, a member of our Audit and Control Committee, meets the requirements of an “audit committee financial expert,” as defined by the SEC.

See Item 6: “Directors, Senior Management and Employees-Directors and Senior Management-Audit Committee.”

ITEM 16B.	Code of Ethics

We currently have a code of ethics which applies to our principal executive officer, principal financial officer and principal accounting officer and/or controller, or persons performing similar functions, among others, that complies with the requirements of U.S. and Argentine law. Our Code of Ethics is available on our website at www.metrogas.com.ar.

ITEM 16C.	Principal Accountant Fees and Services

Deloitte acted as our independent registered public accounting firm for the year 2013.

PwC acted as our independent registered public accounting firm for the year 2012 and performed a limited review over the condensed financial statements for the first quarter of 2013. The table below sets forth the fees billed for services performed by Deloitte and PwC, for the years 2013 and 2012 (including related expenses), and categorized by service in Pesos.

	Years ended December 31,
	2013			2012
	in Pesos
	PwC	Deloitte	Total	PwC
Audit Fees	1,023,950	730,832	1,754,782	1,249,013
Audit-Related Fees	234,100	107,750	341,850	248,575
Tax Fees	94,500	85,000	179,500	177,256

Total	1,352,550	923,582	2,276,132	1,674,844

Audit Fees

Audit fees are fees for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K, including the review of our annual report on Form 20-F, other SEC and CNV presentations (such as the offering circulars for the exchange offers), certification of filings in governmental offices, etc.

Audit-Related Fees

Audit-related fees include fees related to attestations derived from requirements of ENARGAS and other tax and regulatory authorities (i.e.: Banco Central de la República Argentina, AFIP, etc.). During 2013 audit-related fees include the reviews over the Indenture and Supplemental Indenture and the issuance of certain attestations required by CNV during the process of issuance on new negotiable bonds.

Tax Fees

Tax fees were related to services agreed-upon for tax compliance.

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

Therefore, the Board has established the guidelines for a formal policy which will establish the basis for the engagement of our external auditor to provide audit services and permissible non-audit services. These guidelines include:

Service categories: the services to be provided by the external auditing firms shall be classified into the following categories:

Permitted Services

i)	External audit and related services: These services are inherent to the role of an independent auditor and include the review and interpretation of accounting principles and their application, the review of adequate support to financing, similar transactions and other services disclosed in our annual reports or financial statements on which the external auditors shall issue an opinion. These services shall be pre-approved by the Audit Committee on an annual basis.

ii)	Taxes: Although these services are expressly permitted and do not have an adverse effect on the independence of external auditors, an assessment of the consulting firm ultimately engaged shall be made in each case. However, services related to the review of the annual taxes to be presented to the tax agencies are considered to be pre-approved.

iii)	Services requiring specific approval: Other services requiring specific approvals are services which are specifically permitted and do not affect the independence of external auditors, but are not related to external audit services or services with regard to taxes. All such other services do require pre-approval by the Audit Committee (or by the Board) prior to engagement. This pre-approval shall be granted whenever the participation of an auditing firm is proposed for its approval for an audit job to be rendered to us for which the quoting of professional services is required. For this purpose, the Audit Committee shall pre-approve such services or the pre-approval shall be required from the Director appointed for that purpose.

Non-permitted Services: Non-permitted services are those services that may not be provided by auditing firms as they are considered incompatible with the role of an independent auditor.

i)	Extension of the policy and approval intervals: this policy applies to us and the changes introduced to applicable regulations shall determine the need to review it on an annual basis or at certain required periods in accordance with such changes.

ii)	Responsibility: the Audit Committee of the Board of Directors bear the responsibility for ensuring that our external auditors are engaged only to provide such services as may be compatible with the maintenance of their independence.

iii)	Reporting Duties: upon the implementation of this policy, PwC, or any other external auditing firm, as the case may be, shall report to us annually regarding the services provided during the year, which shall qualify under pre-approved categories, for assessment by our Board of the compliance with the conditions of independence for the provision of services in accordance with the policy defined herein, local regulations and applicable U.S. legislation. We shall, in turn, prepare a detail of the fees paid to PwC or to any other auditing firm, as the case may be, for auditing and other services provided, for inclusion in the annual financial statements or annual reports.

iv)	Delegation: the power to grant pre-approvals of permitted services according to applicable regulations shall be granted to a Board member fulfilling the independence requirements. These decisions shall be reported to the Board during the first meeting convened after the granting of pre-approval.

v)	Approval of services: external auditing and other related services and tax services were pre-approved by the Board of Directors in detail.

All Other Fees

None.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant’s Certifying Accountant

On May 3 2013, our controlling shareholder Gas Argentino proposed a change in our independent registered public accounting firm at the General Shareholders´ Meeting and our shareholders approved such proposal to nominate Deloitte as our new independent registered public accounting firm. PwC served as our independent registered public accounting firm for the 2012 fiscal year. Following our shareholders’ decision we notified PwC that shareholders had approved the appointment of another public accounting firm for the 2013 fiscal year, and PwC would be dismissed from its engagement. Such dismissal was effective on April 25, 2014 upon PwC´s completion of the audit on our IFRS annual consolidated financial statements as of December 31, 2012 and January 1, 2012 and for the year ended December 31, 2012.

The audit report of PwC on our IFRS annual consolidated financial statements as of December 31, 2012 and January 1, 2012 and for the year ended December 31, 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of PwC on our previous Argentine GAAP financial statements for the fiscal years ended December 31, 2012 and 2011 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the audit reports for each of the fiscal years ended December 31, 2012 and 2011 included an explanatory paragraph noting that there was substantial doubt about the Company’s ability to continue as a going concern.

During our fiscal years ended December 31, 2012 and 2011, and the subsequent interim period through April 25, 2014, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of such disagreements in connection with its reports on our annual consolidated financial statements for such periods.

During our fiscal years ended December 31, 2012 and 2011 and the subsequent periods through April 25, 2014, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided PwC with a copy of this Annual Report prior to its filing with the Securities and Exchange Commission (“SEC”). We requested PwC to furnish us a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. Such letter is filed as Exhibit 15.1.

On June 7, 2013, we formally engaged Deloitte as our independent registered public accounting firm. During our two most recent fiscal years ended December 31, 2013 and 2012, neither we nor anyone acting on our behalf has consulted Deloitte on any of the matters or events set forth in Item 16F(a)(2)(i) and Item 16F(a)(2)(ii) of Form 20-F. We have requested Deloitte to review this Annual Report prior to its filing with the SEC and provided Deloitte the opportunity to furnish us a letter addressed to the SEC containing any new information, clarification of our expression of its views, or the respects in which it does not agree with the statements made by us in response to this Item 16F.

During the year ended December 31, 2013 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

Since November 17, 2004, our Class B Shares have been listed on the BCBA and we follow BCBA’s corporate governance practices. Our American Depository Shares have been listed on the NYSE since November 17, 2004 and therefore we must follow certain of their corporate governance guidelines as well. Under NYSE corporate governance requirements, we are required to disclose any significant ways in which the BCBA’s corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE rules. See Item 10: “Additional Information-NYSE Corporate Governance” for more detail on these material differences.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-98.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	English translation of the By-Laws as amended to the date hereof

2.1	Supplemental Indenture for Series 1 Notes and Series 2 Notes (Supplemental to Indenture dated September 8, 1999 as amended), incorporated by reference to Exhibit 2.1 to the 2005 Form 20-F.

2.2	Supplemental Indenture for 8.875% Senior A-L Notes due 2018, Step-Up Senior B-L Notes due 2018, 8.875% Senior A-U Notes due 2018 and Step-Up Senior B-U Notes due 2018, dated as of January 11, 2013, incorporated by reference to Exhibit 2.2 to MetroGAS´s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 20-F”).

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of Chief Executive Officer.

13.2	Section 906 Certification of Chief Financial Officer.

15.1	Letter dated April 25, 2014 of Price Waterhouse & Co. S.R.L. as required by Item 16F of Form 20-F.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

By:	/s/ Marcelo Nuñez
Name:	Marcelo Nuñez
Title:	Chief Executive Officer

Date: April 28, 2014

METROGAS S.A.

Ps.:	Argentine Pesos
US$:	U.S. Dollars

Deloitte & Co S.A.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma de
Buenos Aires, Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

METROGAS S.A.:

We have audited the accompanying consolidated statement of financial position of METROGAS S.A. (the “Company”, an Argentine corporation) and its controlled company as of December 31, 2013, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of METROGAS S.A. and its controlled company as of December 31, 2013, and the results of their operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Buenos Aires City, Argentina

April 25, 2014

Deloitte & Co. S.A.

Fernando G. del Pozo

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.Deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2012 and January 1, 2012 and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholder’s equity, and cash flow for the year ended December 31, 2012 present fairly, in all material respects, the financial position of MetroGAS S.A. at December 31, 2012 and January 1, 2012, and the results of their operations and its cash flows for the year ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina

April 25, 2014

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND JANUARY 01, 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012.

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year: No. 22 (commenced on January 1° 2013).

Consolidated Financial Statements: as of December 31, 2013 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013 (Registration is pending).

Parent Company: YPF S.A. (See Note 2.1)

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products, and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their by products.

Percentage of votes held by parent company: 70%

Composition in Common Stock as of 12.31.13:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock as of 12.31.13	569,171

METROGAS S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 01, 2012

(Stated in thousands of pesos)

	Notes	12.31.13	12.31.12	01.01.12
Assets
Non current Assets
Properties, plant and equipment	10	1,849,603	1,780,930	1,751,516
Deferred tax assets	27	1,107	751	443
Other investment		909	646	445
Investment properties	11	5,339	5,459	5,578
Other receivables	13	3,633	336	332

Total Non current assets		1,860,591	1,788,122	1,758,314

Current assets
Trade receivables	12	339,257	258,705	231,331
Other receivables	13	28,558	20,467	17,986
Cash and cash equivalents	14	116,592	153,208	207,278

Total Current assets		484,407	432,380	456,595

Total assets		2,344,998	2,220,502	2,214,909

Shareholders’ Equity
Issued capital	15	569,171	569,171	569,171
Adjustment to issued capital		684,769	684,769	684,769
Legal reserve		45,376	45,376	45,376
Unappropriated retained losses		(878,082)	(1,133,018)	(954,272)

Equity attributable to the owners		421,234	166,298	345,044

Non-controlling interest		2,883	989	1,071

Total Shareholders’ Equity		424,117	167,287	346,115

Liabilities
Non current Liabilities
Other taxes payable	16	7,898	8,996	—
Reorganization liabilities	18	17,040	1,429,301	1,319,615
Financial debt	17	952,726	—	—
Deferred tax liabilities	27	224,739	52,072	126,907
Provisions	19	58,304	—	—

Total Non current Liabilities		1,260,707	1,490,369	1,446,522

Current Liabilities
Provisions	19	—	102,025	91,067
Income tax and minimum presumed income tax (“MPIT”) liability		32,269	10,271	12,979
Other taxes payable	16	94,157	55,798	32,520
Financial debt	17	398	—	—
Trade payable	20	461,589	335,787	237,355
Salaries and social security	21	61,010	49,286	39,425
Other accounts payable	22	10,751	9,679	8,926

Total Current Liabilities		660,174	562,846	422,272

Total Liabilities		1,920,881	2,053,215	1,868,794

Total Liabilities and Shareholders’ Equity		2,344,998	2,220,502	2,214,909

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos)

		For the years ended,
	Notes	12.31.13	12.31.12
Revenues	23	1,936,211	1,481,375
Operating costs	24	(1,433,202)	(1,192,226)

Gross profit		503,009	289,149

Administration expenses	24	(228,647)	(169,984)
Selling expenses	24	(258,753)	(199,413)
Other income and expenses	25	47,266	(6,086)

Operating income (loss)		62,875	(86,334)

Finance income	26	25,526	29,917
Finance cost	26	(367,131)	(171,517)

Net financial results		(341,605)	(141,600)

Debt restructuring result	17	757,470	—

Result before income tax		478,740	(227,934)

Income tax and minimum presumed income tax (“MPIT”)	27	(221,910)	49,106

Profit (loss) for the year and total comprehensive income		256,830	(178,828)

Profit (loss) for the year and total comprehensive income attributable to controlling interest		254,936	(178,746)
Profit (loss) for the year and total comprehensive income attributable to non-controlling interest		1,894	(82)

Profit (loss) for the year and total comprehensive income		256,830	(178,828)

Net result per share
Basic and diluted	28	0.45	(0.31)

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos)

	Issued capital	Adjustment to issued capital	Legal reserve	Unappropriated retained earnings (*)	Attributable to the owners of the parent	Attributable to Non-controlling interest	Total Shareholders’ Equity
Balance as of 01.01.12	569,171	684,769	45,376	(954,272)	345,044	1,071	346,115
Net and comprehensive result for the year ended 12.31.12	—	—	—	(178,746)	(178,746)	(82)	(178,828)

Balance as of 12.31.12	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the year ended 12.31.13	—	—	—	254,936	254,936	1,894	256,830

Balance as of 12.31.13	569,171	684,769	45,376	(878,082)	421,234	2,883	424,117

(*)	The unappropriated retained earnings as of January 1, 2012 and December 31, 2012 include a loss amounting to Ps. 170,754 thousand and Ps. 206,695 thousand, respectively due to the impact of the first time adoption of the International Financial Reporting Standards (IFRS) (see Note 3.5).

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos).

	12.31.13	12.31.12
Cash Flows from operating activities
Total net result for the year	256,830	(178,828)
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax recognized during the year	221,910	(49,106)
Depreciation of properties, plant and equipment and investment property	81,088	76,072
Net book value of disposals of properties, plant and equipment	9,586	662
Provisions	(30,013)	19,466
Debt restructuring result (2)	(770,360)	—
Net Financial Results	344,620	160,600
Changes in assets and liabilities
Trade receivables	(86,700)	(29,807)
Other receivables	(11,388)	(2,485)
Deferred income tax assets	(356)	(308)
Trade payable	125,802	73,332
Other non current investments	(263)	(201)
Salaries and social security	11,724	9,755
Income tax and minimum presumed income tax (“MPIT”) liability	(21,988)	(25,930)
Other taxes payable	36,445	8,756
Other accounts payable	1,072	726
Provisions	(42)	(926)
Income tax and minimum presumed income tax (“MPIT”) paid in the period	(5,257)	(7,018)

Net cash flows generated by operating activities	162,710	54,760

Cash flows from investing activities
Increase in properties, plant and equipment	(166,046)	(111,178)

Net cash flows used in investing activities	(166,046)	(111,178)

Cash flows from financing activities
Payments of interest	(32,153)	—

Net cash flows used in financing activities	(32,153)	—

Decrease in cash and cash equivalents	(35,489)	(56,418)

Cash and cash equivalents at the beginning of year	153,208	207,278
Exchange differences on cash and cash equivalents	(1,127)	2,348
Cash and cash equivalents at the end of the year (1)	116,592	153,208

Decrease in cash and cash equivalents	(35,489)	(56,418)

(1)	From cash and cash equivalents as of December 31, 2013 and 2012, Ps. 77,273 thousand and Ps. 47,606 thousand, respectively correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.
(2)	Exclude debt restructuring expenses for Ps. 12,890 thousand.

Notes 1 to 31 are an integral part of these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company’s filing for reorganization proceeding. At the time of issuance of these financial statements the NYSE keeps the suspension of MetroGAS´ADSs trading.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of December 31, 2013, the controlling shareholder of Gas Argentino S.A. is YPF S.A. through its subsidiary YPF Inversora Energética S.A (“YIESA”) (see Note 2.1).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) a sociedad anónima formed under the laws of Argentina, whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties in Argentina.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

As from December 2001, the Argentine Government adopted a number of measures designed to act in the face of the difficult economic, financial and social conditions prevailing in the country, which entailed a significant change in the economic policies then being applied.

The most salient of those measures included: (1) implementing a floating rate of exchange, which resulted in a significant devaluation of the Argentine peso during the first months of 2002, (ii) the conversion to Argentine pesos of some foreign-exchange denominated assets and liabilities kept within the country, and (iii) the conversion to Argentine pesos of the rates and tariffs of public services.

As part of the above measures, Public Emergency and Foreign-Exchange System Law No. 25,561 (the “Emergency Law”) was enacted on January 9, 2002. This law was subsequently supplemented by other statutes, executive decrees and regulations issued by different governmental agencies. This set of rules involved a substantial change in the terms of MetroGAS License under which the Company had been operating, and in the relationship between the Company and the Argentine Government, as it modified the tariff system established under Law No. 24,076 (the “Gas Law”) and supplementary regulations.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The Argentine Executive Power (“PEN”) has been authorized to renegotiate public service agreements on the basis of the following factors: a) the impact of service rates on economic competitiveness; b) the quality of services and any investment plans contemplated in the relevant agreements; c) users’ interests and service accessibility; d) the safety of any systems involved; and e) the profitability of the companies involved. Note 2.4.2 describes the rate renegotiation process carried out between the Company and the Argentine Government.

During almost thirteen years the Company kept its rates frozen. In the process of its License Renegotiation under Public Emergency Law No. 25,561, the Company subscribed a Temporary Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (UNIREN) on October 1, 2008, which agreement was ratified by the Argentine Executive by Executive Decree No. 234/09 published in the Official Gazette on April 14, 2009. The Temporary Agreement has not been implemented yet; due to rate schedule resulting from such Executive Decree has not been issued. Also, it has not given to MetroGAS the pass through to include in its rates any municipal contribution, tributes and other charges that have a significant, increasing and disproportionate impact on the Company’s generation of cash flow. All rate increases applied to different customer categories that the Company has been forced to include in its invoices, except for the effect of Resolution ENARGAS No. 2,407/12 described below, have not involved any revenues whatsoever, because the Company merely acts as a collection agent for funds that were used to finance a larger capacity of trunk gas pipelines, pay increased natural gas prices to producers and pay gas imports to meet domestic demand. On the other hand, this Distributor has not, during the thirteen years that its rates have remained frozen, received any subsidies from the Argentine Government. From 2001 to this date, the Company’s operating costs increased by approximately 655% on a cumulative basis.

On November 21, 2012, the Company, similarly to all other gas Distributors with the exception of Litoral Gas, subscribed a Memorandum (the “Memorandum”) with ENARGAS. Pursuant to the ENRG/SD/I 13,352 letter received from ENARGAS on November 29, 2012, this Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount, which is different for different customer categories, would be established per invoice. The amounts thus received by Distributors will be deposited into a trust fund created to such an effect, and used for the performance of works relating to infrastructure, connection, power upgrades, expansion and/or technological adaptation of gas distribution network systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area.

Any amounts received by gas distribution License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09.

Also, in spite of the fact that the Company hired a financial advisor in order to find other options for the refinancing of its debt, the steps taken by the Company in this connection were not successful because the proposals it received were not consistent with the Company’s actual possibilities. For this reason, the Company was unable to generate sufficient liquid funds to make payments under its financial debt which were due on June 30, 2010, and some trade payables and tax obligations.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Consequently on June 17, 2010, the Board of Directors decided to rely on the protection afforded under these circumstances by Argentine Law No. 24,522, and filed a petition for Reorganization Proceedings on behalf of MetroGAS (see Note 2.2).

On the same date, MetroGAS received notice of ENARGAS Resolution No. I-1.260, pursuant to which an intervenor was appointed for the Company (as described also in Note 2.3).

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service. As of December 31, 2013 the Company estimated that, if the conditions continued, the situation would continue to deteriorate, for this reason, the management evaluated a variety of measures to mitigate the impact of the current financial situation, including:

•	escalating the Company claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies);

•	procuring the strict management of cash-flow and control our expenditures;

•	requiring additional capital contributions from shareholders;

•	modifying payment conditions with our principal suppliers and the Trust Funds; and

•	obtaining financing from third parties.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances, which situation has not been resolved to the date of these financial statements.

In this context, as of December 31, 2013, the Company registered cumulative losses amounting to Ps. 878,082 thousand and consolidated negative working capital to Ps. 175,767 thousand.

On December 31, 2013, the Company accumulated losses exceeded more than 50% of our capital and reserves. For this reason, the Company is affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulate a mandatory reduction in its capital. (See Note 31 Subsequent Events)

These consolidated financial statements have been prepared using accounting standards applicable to a going concern.

On March 26, 2014 MetroGAS signed a Provisional Agreement, which has been ratified through Decree No. 445 published in the Official Gazette on April 7, 2014 (“The 2014 Agreement”). The 2014 Agreement is supplementary to the Temporary Agreement entered into in 2009 with the UNIREN (ratified through Decree No. 234/09), all in the context of MetroGAS’ ongoing negotiations with the Argentine National Government to reach a definitive comprehensive tariff agreement.

The 2014 Agreement includes a provisional price and tariffs adjustment for the natural gas distribution service reflecting the changes necessary to enable MetroGAS to continue operating and to make necessary infrastructure and other improvements, subject to ENARGAS approval and pursuant to the Gas Industry Regulatory Framework’s established guidelines, including changes in the price of gas at the transmission system entry point.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Pursuant to 2014 Agreement, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied. (See Note 31 Subsequent Events).

As of December 31, 2012, it was neither possible to foresee the outcome of the tariff negotiation process nor to determine its final consequences on the Company’s results and operations. The above mentioned circumstances raised substantial doubt about the Company’s ability to continue as a going concern.

Considering the abovementioned subsequent event, the Company concluded that the situation that triggered a substantial doubt about the Company’s ability to continue as a going concern was no longer present as of the date of issuance of these financial statements.

2.1	Change in Company control

On April 26, 2013, MetroGAS was informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YIESA of 54.67% of Gas Argentino Class A shares from BG Inversiones Argentinas S.A. and of 2.73% of MetroENERGÍA shares from BG Argentina S.A., without prejudice of the involvement of Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of the Competition).

On May 3, 2013, Gas Argentino reported to the Company that BG Inversiones Argentinas S.A. had transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS’s shares. Thus, YPF S.A. through YIESA obtained 100% of the capital stock and votes of Gas Argentino and it will indirectly have, through Gas Argentino, 70% of the capital stock and votes of MetroGAS.

In addition, BG Argentina S.A. transferred to YIESA 6,279 ordinary, registered shares with nominal value of $ 1 and one vote per share, representative of 2.73 % of the capital stock of MetroENERGÍA.

On August 1, 2013 YIESA, under the terms of art. 215 of the Law of Corporations, it transferred to Operadora de Estaciones de Servicio S.A. (“OPESSA”) 1,683,246 ordinary, Class A, registered, non-endorsable, shares with $1 nominal value each and one vote per share, that represent 2% of the Gas Argentino’s capital stock.

2.2	MetroGAS Reorganization Proceeding

On account of various circumstances that significantly affected the Company’s ability to generate sufficient cash flows in order to meet its obligations as to suppliers and financial creditors, on June 17, 2010 the Board of Directors of MetroGAS filed a petition for reorganization proceedings in National Commercial Court No. 26, Clerk’s Office No. 51, and file No. 056,999. A Shareholders’ Meeting of the Company held on August 2, 2010 ratified this decision of the Board of Directors.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

After the different procedural steps prescribed by the Argentine Bankruptcy Law (“ABL”) had been completed, on February 2, 2012 the Company filed a complete and final proposal for an arrangement with unsecured creditors holding allowed and provisionally admitted claims. On May 22, 2012, the Company filed a revised proposal, including certain amendments that involved minor changes in the dates established for the occurrence of certain events (capitalization of interest and determination of Deadline, among others), and suppressed the purchase offer that the issuer was required to make upon the occurrence of a change of control. The proposal which contemplated payment of any allowed and provisionally admitted unsecured claims by means of a delivery, in exchange for and lieu of payment of those claims, of two classes of notes (the “New Notes”) due December 31, 2018.

On September 6, 2012, the acting court issued an order by which it approved the Company’s arrangement with creditors and declared terminated the reorganization proceedings under the ABL. Also, it ordered the creation of the final committee of creditors.

The debt exchange and issuance of the New Notes was implemented by the Company on January 11, 2013 with respect to unsecured creditors holding allowed and provisionally admitted claims.

MetroGAS on February 1 and February 13, 2013, submitted before the intervening Court the compliance of the debt exchange and the issuance of the new notes as well as capitalization and interest payments in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the proceeding within the terms and conditions of Section 59 of the ABL.

On September 9, 2013, MetroGAS made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with.

On November 8, 2013, the acting Court issued a resolution stating that the reorganization proceedings had been satisfactorily completed upon the debtor’s compliance with its arrangement with creditors. Court notices were published as evidence that the order restraining the debtor’s disposition of party had been lifted, and fees were assessed for the bankruptcy syndics.

MetroGAS filed an appeal against the assessment of fees for the benefit of bankruptcy syndics, and at the same time held negotiations with such syndics, who accepted a payment of Ps. 4.5 million. As a result, the appeal against the assessment of fees was abandoned and an agreement was signed with bankruptcy syndics.

On December 13, 2013, the Registry of Real Estate of the Province of Buenos Aires recorded the lifting of the general restraining order on the disposition of property as ordered by the Court.

Also, the Company is currently holding negotiations with preferred creditors in relation to the payment of their respective claims, which are registered as of December 31, 2013 in “Reorganization liabilities”.

2.3	MetroGAS Intervention

Following the Company’s filing to commence a reorganization proceeding (concurso preventivo) on June 17, 2010, MetroGAS was notified of Resolution No. I-1,260 issued by ENARGAS, which provided for the intervention of the Company and appointed Mr. Antonio Gómez, an engineer, as intervenor for the next one hundred and twenty days.

Said Resolution stated that the intervenor will supervise and control all of the Company’s regular administrative and disposal activities that could have an impact in the gas distribution public

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

service rendered by the Company, which is the core of the License. In addition, it ordered to initiate an integral corporate audit of the Company; and under said audit, to determine and appraise the value of all Company’s assets transferred by the PEN by Decree No. 2.459/92 and those added at a later date.

The intervention of MetroGAS and the appointment of Eng. Antonio Gomez have been successively extended for 120 calendar day-terms under the terms and subject to the conditions of the original ones. The last of these extensions was established by ENARGAS through Resolution No. 2,448/13 dated February 1st, 2013.

On May 16, 2013, Report of the Eng. Antonio Gómez was received in relation to the inventory and valuation of assets essential emerged which no observations. This report was not used by the Company neither for valuation nor disclosure purposes in these consolidated financial statements.

On May 31, 2013, ENARGAS published Resolution ENRG I-2,587/13 providing for the termination of the intervention of that entity at MetroGAS and the termination of acting Eng. Antonio Gómez.

2.4	Regulatory Framework

The natural gas distribution system is regulated by the “Gas Act” which, together with Decree No. 1,738/92 issued by the Executive Power, other regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for the Company’s business.

The License, the Transfer Agreement and the regulations promulgated pursuant to the Gas Act contain certain requirements regarding the quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of common stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. ENARGAS’ jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investments in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

2.4.1	Distribution License

Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years. The Gas Act provides that MetroGAS may, upon expiration of the original 35-year term, apply to ENARGAS for a renewal of the License for an additional 10-year term. ENARGAS is required at that time to evaluate the Company’s performance and make a recommendation to the Executive Power. MetroGAS is entitled to such extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and applicable regulations and decrees and the License.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for said license, in which MetroGAS will have the option, in case it has complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of all periods of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 2.8.1).

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

The License details other obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out a Mandatory Investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

•	Serious and repeated failure by the Company to meet its obligations.

•	Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

•	Sale, disposition and transfer of the Company’s Essential Assets or encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

•	Bankruptcy, dissolution or liquidation of the Company. Therefore, the reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, is a cause of revocation of the Company’s License.

•	Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS’ prior authorization) or giving up the License, other than as permitted therein.

•	Transfer of the Technical Assistance Agreement or delegation of the functions granted in said Agreement without ENARGAS’ prior authorization, during the first ten years from License granting.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans or encumber assets to secure debt of, or grant any other benefit to creditors of Gas Argentino.

2.4.2	Tariff Renegotiation

The Public Emergency and Exchange Regime Reform Law No. 25,561 (“Emergency Law”) dated January 7, 2002, modified the legal framework in force for license contracts of public utilities.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the “Gas Act”) are the following: “pesification” of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the renegotiation of the License granted to the Company in 1992.

In fact, the Emergency Law established the beginning of a renegotiation process of public utility services agreements granted by the PEN without detriment to the requirements that utility services companies must go on complying with all their obligations. The process began in 2002 and the Ministry of Economy and Production (“ME”) was entitled to carry out the renegotiation through the Committee for the Renegotiation of Contracts for Public Works and Services (“CRC”); said Committee was then replaced by the “Unit for the Renegotiation and Analysis of Utility Contracts” (“UNIREN”) by means of Executive Order No. 311 in 2003. The UNIREN was presided jointly by the ME and by the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”).

The Emergency Law, which was originally to be due in December 2003, was extended several times until December 31, 2015. The terms for renegotiating licenses and public services concessions were also extended.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Although MetroGAS strictly complied with the disclosure of all information required, the renegotiation process is still delayed being not possible for the Company to achieve a final agreement.

On October 1st, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by its Shareholder’s Meeting on October 14, 2008 and approved by the PEN on March 26, 2009 by Decree No. 234 (published in the Official Gazette on April 14, 2009). The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the increase actually received in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the License area. The Temporary Agreement has not been applied yet, due to the fact that rate schedules have not been issued.

On December 29, 2011, MetroGAS filed a complaint to interrupt the status of limitation of damages resulting from the breakdown of the economic financial equation contemplated in the gas distribution License as well as a previous administrative claim for same purposes. Said complaint was amended on February 13, 2013, and, at that time, the claimed amount was stipulated.

On November 21, 2012, the Company, as well as the other gas Distribution Companies, except for one, executed an Agreement (“Agreement”) with ENARGAS, which in accordance with ENARGAS’ letter ENRG/SD/I 13,352 received on November 29, 2012, is in full force and effect. In such Agreement a fixed amount per invoice is agreed, stating a difference by customer category. The amounts collected in respect thereof by the Distribution Companies will be deposited in a trust fund created to this effect and used to carry out infrastructure works, connection works, repowering, expansion and/or technological modification of the systems of gas distribution through network, security, reliability of the service and integrity of the network, as well as maintenance and any other related expense that may be necessary to provide the gas distribution public service, up to the amount of the funds actually available so as to be applied within the service area. On the other hand, gas distribution companies shall obtain the approval of an Execution Committee to be created in the trust fund to implement an Investment Plan of Consolidation and Expansion expressed in physical and monetary terms which guidelines shall be determined in the trust fund agreement to be entered into between the Company and Nación Fideicomisos S.A.

The amounts that gas Licensees shall receive will be taken as a payment on account of the tariff adjustments stated in the License renegotiation agreements executed from time to time, in the specific case of MetroGAS, the Temporary Agreement as approved by Decree No. 234/09. MetroGAS’ collection, as a consequence of implementing the new fixed amounts, amounted to Ps. 194 million for the year 2013.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette, specifying that MPFIPyS Resolution No. 2,000/05 had been complied with. As a consequence ENARGAS authorized Distribution Companies to collect the charge previously mentioned.

The Company has been invoicing this new tariff charge since December 3, 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

On December 11, 2012 ENARGAS sent the form of a financial trust fund and private administration contract (“Trust-Fund Contract”) to be entered into by gas Distribution Companies and Nación Fideicomisos S.A.

On January 16, 2013 the Operative Manual was executed with ENARGAS in accordance with the form duly sent by the regulatory authority.

The Trust Fund Contract and the Operative Manual provide the general guidelines for the management of the deposited funds. Distribution Companies will have to deposit, on a monthly basis, the amounts collected from customers together with a Sworn Statement which will be filed with ENARGAS and Nación Fideicomisos S.A. In addition, an annual Investment Plan of Consolidation and Expansion will have to be submitted to the Execution Committee for its approval. Upon obtaining approval thereof and of any modifications thereto, and once the Sworn Statement shall have been examined together with the progress of improvement works, the Execution Committee is responsible for approving the funds availability in order that Nación Fideicomisos may make the corresponding payments to suppliers for and on behalf of the Distribution Companies. Further, it is important to point out that the trust fund contract executed by MetroGAS contemplates the possibility of financing by Nación Fideicomiso S.A., provided that all those works that need financing shall have been stated in detail and approved by the Execution Committee. Such works shall be financed only with the Trust Fund Capital and only certain percentage of the collected net fixed amounts may be applied by the Distribution Company.

On February 1, 2013, MetroGAS submitted to ENARGAS the Investment Plan of Consolidation and Expansion for its approval. On March 27, 2013, MetroGAS received notice that the Plan had been approved in its entirety by the Execution Committee at its meeting held on March 21.

In order to expedite the implementation of the administrative processes contemplated in the Operative Manual the Execution Committee has authorized, as from July 18 of this fiscal year, an alternative system pursuant to which any collected amounts were advanced to MetroGAS so that the Company might use them for purposes of effecting payment to contractors performing works under the approved Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS”) plan. This system, which was in operation until December 31, 2013, allowed the projects included in Works Plan 2013 to be performed on a regular basis.

In late 2013 a number of changes were made in the Operative Manual, which were designed to improve the administrative process without impairing ENARGAS’ monitoring of the projects. On account of these changes, an addendum to the trust agreement and a new version of the Operative Manual were subscribed on December 19, 2013. Immediately thereafter, ENARGAS issued Resolution No. 2767, to clarify the details of the initial application of such method. It should be noted that this simplified administrative system is applicable to any works related to Reliability and Maintenance, while Expansion works are excluded.

On January 6, 2014, the Company submitted to ENARGAS the Work Plan 2014, including information on works completed under Plan 2013. On such same date, MetroGAS sent to Nación Fideicomiso S.A. a rendering of accounts in relation to the disbursements derived from the alternative method for the advancement of funds.

On March 26, 2014 MetroGAS signed a Provisional Agreement, which has been ratified through Decree No. 445 published in the Official Gazette on April 7, 2014 (“The Agreement”). Said agreement is supplementary to the Temporary Agreement entered into in 2009 with the UNIREN (ratified through Decree No. 234/09), and all of that has been part of a prior negotiation stage with the Argentine Government in relation with a definitive comprehensive tariff agreement.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The Agreement includes a provisional prices and tariffs’ adjustment for the natural gas distribution service considering the necessary circumstances in order to continue operating and carry out the works needed subject to ENARGAS approval, pursuant to the Gas Industry Regulatory Framework’s established guidelines, including changes in the price of gas at transmission system entry point.

Pursuant to the aforementioned, ENARGAS issued Resolution I/2851 published in the Official Gazette on April 9, 2014, which includes the new tariff charts applicable to MetroGAS, and the conditions under which they are to be applied. (See Note 31 Subsequent Events).

2.4.3	Unbundling of Natural Gas

Due to regulatory changes that have been made to the natural gas sector since 2005, the so called “natural gas unbundling” process took place, by which the different categories of customers (except for residential customers and small commercial customers, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions) had to purchase natural gas volumes at the point of entry into the transportation system directly from producers and/or sellers of natural gas, leaving the regional distribution companies limited to exclusively give transportation and or distribution services of natural gas.

Additionally and in the same year, a Mechanism for Assigning Natural Gas to CNG stations was established, by which CNG stations get natural gas by means of a mechanism of periodic assignments of natural gas volumes in the Electronic Gas Market (“EGM”).

In this context, in 2005 MetroENERGÍA was created as a natural gas trading company with the aim of keeping the highest amount of customers possible and count on a proper tool in accordance with the new scenario where the Company had to perform.

MetroENERGIA was authorized by the ENARGAS to act as a natural gas trading company and or gas transportation company, and registered as agent of the EGM.

Actions taken by MetroENERGIA since its formation made it possible to retain most of the industrial and commercial customers duly contemplated in the “unbundling” process of the Company’s area, thus being able to maintain the participation of these categories of customers within MetroGAS’ sales portfolio.

2.4.4	Complementary Agreement with Natural Gas Producers

On October 1, 2008, SE Resolution No. 1,070/08 was published, approving the “Complementary Agreement with Natural Gas Producers” which was executed on September 19, 2008. Said Agreement was mainly aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers’ contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

In accordance with the Complementary Agreement with Natural Gas Producers, ENARGAS Resolution No. I/409/08, published on September 19, 2008, divided the “R” category of residential customers into 8 subcategories according to their natural gas consumption. Based on this subdivision, an increase on the value of natural gas at the point of entry into the transportation system was determined; however, such increase did not apply to the first three residential sub-categories and to sub-distributors.

As pursuant to the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, increases in the price of natural gas had to be fairly allocated to the different components of the user’s final tariff so as to guarantee that the distributors’ equation should remain unaltered after these increases, ENARGAS made the relevant tariff adjustments and issued, in the case of the Company, Resolution No. I/446/08 by which it approved a new tariff scheme reflecting the above mentioned tariff increases effective as from September 1, 2008, (October 1, 2008, in respect of CNG increases). However, the new tariff scheme did not provide for the tariff readjustment of the distribution segment.

Additionally, on December 23, 2008, the Secretariat of Energy published Resolution No. 1,417/08 whereby, and also on the basis of the Complementary Agreement with Natural Gas Producers as approved by SE Resolution No. 1,070/08, it established new natural gas prices at the point of entry into the transportation system. As a result, ENARGAS issued Resolution No. I/566/08, published on the same day thereof, approving the new tariff scheme to be applied which reflected such new increased prices for natural gas.

2.4.5	Procedure for Gas Applications, Confirmations and Control

On October 4, 2010, ENARGAS Resolution No. 1,410/10 was published in the Official Gazette, which approved new rules named “Procedure for Gas Applications, Confirmations and Control”, which shall be complied with by certain participants of the natural gas industry, including natural gas distribution companies, with an impact on daily natural gas nominations, transportation and distribution. As from October 1, 2010, when such Procedure became effective, MetroGAS has the total daily volume of natural gas necessary to supply its non-interruptible demand.

2.5	Incentive Policies

There are various schemes fostered by the National Government to boost the natural gas industry which, although initially have no direct impact on MetroGAS, nor do they impose any obligations on the company, might actually have favorable consequences considering that one of their main objectives is to increase natural gas injections. The various schemes are described below:

2.5.1	“Plan Energía Total” (Total Energy Plan)

The National Government implemented the Total Energy Plan in 2007; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged it and extended its enforcement.

The Total Energy Plan includes a propane-air provision plan under the responsibility of “Energía Argentina S.A.” (“ENARSA”). In connection to this last issue, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

synthetic natural gas to be injected into the system of distribution. The plant that injects gas (propane-air) into MetroGAS’ system of distribution, which is operated by ENARSA, is still running at present. MetroGAS is responsible for controlling that all quality measures, which are required by the ENARGAS to ensure a safe operation, are met at all times.

In the same way, through “The Energy Secretariat” (“ES”) Resolution No. 24/08, modified by ES Resolutions No.1,031/08 and 695/09, the government launched a program called “Gas Plus” in 2008 to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall neither be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it cannot be exported and its price has to cover associated costs and generate a reasonable profitability.

Within the framework of this Plan, ENARSA injects certain volumes for CNG filling stations above the volumes injected by producers according to the specific auctions carried out by MEG (Gas Electronic Market). On July 10, 2013, ENARGAS issued Resolution ENRG I-2,621/13 that provided that the regional distributors shall invoice the volumes injected by ENARSA on behalf of the latter together with the billing for the natural gas distribution and transportation service, and shall then render all accounts for the amounts thus invoiced. The Resolution specifically states that the higher costs that the invoicing on behalf of ENARSA generates to Distributors may not be passed through to consumers but they will eventually be covered within the framework of specific agreements that shall be negotiated and agreed between the Distributors and ENARSA resulting from that regulation. The operation in question applies to the volumes injected by ENARSA as from June 2013. As of the date of issuance of these financial statements no agreement was reached with ENARSA in relation to the higher costs.

2.5.2	Program to Encourage the Surplus Injection of Natural Gas

Resolution 1/2013 issued on January 18, 2013, by the Strategic Planning and Coordination Committee under the National Hydrocarbon Investment Plan (“CPCEPNIH”), approved the Program for the Promotion of Surplus Natural Gas Injection with the objective of encouraging gas producers to increase their gas injections to supply the domestic market through the acknowledgement of higher prices above those effectively charged, by means of a system of compensations to be provided by the National Government. By means of Resolutions 7/2013 and 8/2013 issued by the above mentioned Committee on July 4, 2013 (i) the deadline for adhering to the abovementioned Program, originally set for June 30, 2013, was extended until August 16, 2013, and (ii) a mechanism was approved for making advanced payments to producers of up to 75% of the compensation amounts due to them for their surplus injections of natural gas. By Resolution CPCEPNIH 32/2013, the deadline for adhering to the above Program was extended until October 4, 2013.

2.5.3	Scheme for the Promotion of Investment for Hydrocarbon Exploitation

On July 15, 2013, the Official Gazette published the PEN Decree NO. 929/13 which provided the creation of a Scheme for the Promotion of Investments for Hydrocarbon Exploitation with the objective, among others, of obtaining the self-supply of hydrocarbons.

The principal items of this new scheme are:

•	Submission of investment projects for over U$S 1,000,000,000 in 5 years.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

•	As from the fifth year after Project start up, free availability of 20% of hydrocarbons to be marketed in the external market at 0% exportation duties.

•	Free availability of 100% of the currency resulting from such exportation without the obligation of settling them locally provided the previous income of U$S 1,000,000,000 of committed investment has been credited.

•	Price and currency compensation mechanism in the event that, due to a shortage in the local market, exports were suspended, and to ensure producers that (i) their 20% of not exported hydrocarbons would be collected locally in pesos at reference export prices and (ii) they may buy freely available dollars with those pesos.

•	Organization of the “Concession for the Non-Conventional Exploitation of Hydrocarbons” (shale gas, shale oil, tight sands, tight gas, tight oil and/or coal bed methane) for 25 years plus a 10-year extension.

•	The application authority is the Strategic Planning and Coordination Committee of the National Plan of Hydrocarbon Investments, in charge of scheme regulation.

On September 30, 2013, Resolution CPCEPNIH 49/2013 was published, demanding the submission of investment plans for fiscal year 2014.

2.6	Trust Funds

As of the date of issuance of these financial statements, MetroGAS must invoice, collect and settle three specific charges, allocated differently. The Company carries this out on behalf of Nación Fideicomisos S.A. as fiduciary of three different trust fund contracts.

The specific charge I (ruled by Decree No. 180/04 issued by the PEN, and related regulations) and the specific charge II (ruled by Law No. 26,095 and related regulations) are supported by the whole pool of users of the natural gas service other than the residential segment and are applied to the payment of infrastructure works for the expansion of the natural gas system of transportation.

In addition, specific charge III (ruled by Decree No. 2,067/08 issued by the PEN, and related regulations, then included in Law No. 26,095 as stipulated by Law No. 26,784 of the National Administration Budget for 2013) is supported by the same customers that pay the foregoing charges, including in this case most of the subcategories of residential customers, and applied to the payment of the imports of additional natural gas volumes that may be necessary to meet the residential demand.

It is important to point out that none of these three specific charges invoiced and collected by MetroGAS is incorporated to the Company’s assets. On the contrary, once received, the Company is required to deposit them into the trust fund accounts designated from time to time by the Fiduciary, thus ending MetroGAS’ actions in respect thereof.

2.7	Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates to pass through to tariffs all new rates or levies or rate increases, and under certain circumstances, the free use of public space for purposes of laying natural gas pipelines.

As of the date of issuance of these financial statements the Company cannot pass through to its tariffs any payments made in respect thereof to certain municipalities in the Province of Buenos Aires and to the City of Buenos Aires (“CABA”), which as December 31, 2013 accumulated the sum of Ps. 198,505 thousand. The Company has assessed that these concepts should not be recorded as contingent assets in these financial statements.

The Company is still negotiating the pass through of these rates to tariffs.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

2.8.	Obligations and Restrictions Upon Privatization

2.8.1	Restricted Assets

A substantial portion of the assets transferred by “Gas del Estado” are defined in the License as “Essential Assets” for the performance of the relevant licensed service. The Company is thus obliged to identify and maintain any such Essential Assets, and any future improvements, in accordance with certain standards defined in the License.

The Company shall not, for any reason, dispose of, encumber, lease, sublease or lend any Essential Assets for purposes other than rendering the service under the License, without prior authorization of ENARGAS. Any extensions or improvements that the Company may make to the gas distribution system may only be encumbered as security for the loans due after more than one year and used to finance any such extensions or improvements.

Upon expiration of the License, MetroGAS shall transfer to the Argentine Government or its designee all Essential Assets listed in an inventory updated as of such date, free of charges and encumbrances.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company’s Properties, Plant and Equipment, as determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in United States Dollars and adjusted by the PPI, net of accrued depreciation.

b) The proceeds of a new competitive bidding, net of any expenses and taxes paid by the successful bidder.

2.8.2	Restrictions on the Distribution of Profits

The Company is required to keep in effect the authorization to offer the Company’s Common Stock to the public and the relevant authorization for the shares to be listed on Argentine authorized exchange markets for a minimum period of fifteen years as from the respective dates on which such authorizations were granted.

Any voluntary reduction, redemption or distribution of the Company’s equity, other than the payment of dividends, will require the prior authorization of ENARGAS.

In accordance with the Argentine Corporations Law, the Company’s By-laws and the Resolution No. 434/03 of the CNV, 5% of the Company’s net income for the year plus (less) prior year adjustments must be transferred to the Company’s Legal Reserve, until it reaches 20% of the issued capital including the adjustments to Issued Capital.

Pursuant to the terms and conditions of issuance of the Notes issued by MetroGAS as set forth under Note 17, any distribution of cash dividends shall be subject to prior redemption, payment or repurchase by the Company of at least U$S 75 million principal amount of Class A Notes, provided that no Triggering Event shall have occurred, and in which case principal amount of Class B Notes shall also be considered.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

2.8.3	Limitation on the Transferability of Gas Argentino Shares

The Pliego contemplates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shareholding in the Company, provided it shall retain 51% of MetroGAS’ share capital.

Any transfer as a result of which Gas Argentino shall hold less than 51% of its shares in MetroGAS shall be subject to prior approval of ENARGAS. The Pliego establishes that any such prior approval shall be granted not earlier than three years after the Takeover date, provided that:

•	Sales implying 51% of the share capital, or, if the proposed transaction is not a sale, the capital reduction shall result in a purchase of not less than 51% of the shares by other investment company,

•	There is sufficient evidence that the transaction will not affect the operating quality of the service rendered under the License.

3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

3.1	Adoption of the International Financial Reporting Standards

The CNV has set forth, through Resolution No. 562/09 and No. 576/10, the enforcement of Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the IFRS issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

On January 24, 2012, in order to evaluate the applicability and impact of Interpretation No. 12 “Service Concession Arrangements” (“IFRIC 12”) for registrant licensees of the public service of natural gas transport and distribution, as well as, their controlling companies, the CNV issued Resolution No. 600 extending the enforcement of the IFRS to the fiscal year beginning on January 1, 2013. Afterwards, on December 20, 2012, the CNV issued Resolution No. 613 establishing reasons and cause on which the licensees of the public service of natural gas transport and distribution and their controlling companies are not included in the scope of the IFRIC12. See “Critical Accounting Estimates and Judgments” in Note 5.

Consequently, the application of the IFRS is compulsory for the Company as from fiscal year commenced on January 1, 2013, being these, the first financial statements submitted under these standards. The transition date to the IFRS for the Company as established in the IFRS 1 “First Time Adoption of IFRS” is January 1, 2012.

The Company consolidated financial statements were previously prepared in accordance with the Generally Accepted Accounting Principles in Argentina (“Argentine GAAP”). The Argentine GAAP differs in some areas from the IFRS. To prepare these consolidated financial statements, the Company has modified certain accounting valuation and disclosure policies previously applied under the Argentine GAAP to conform with IFRS. The principal accounting policies are described in the following notes.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The comparatives figures and those corresponding to the transition date (January 1, 2012) have been modified to reflect those adjustments. In Note 3.5 there is a reconciliation between the figures of shareholder’s equity corresponding to the consolidated financial statements issued in accordance with Argentine GAAP as of December 31, 2012 and as of the transition date (January 1, 2012) and the profit and loss and other comprehensive income for the year ended December 31, 2012 with the figures presented in accordance with IFRS in these consolidated financial statements, together with the effects of the adjustments on cash flows.

3.2	Presentation of these Financial Statements

These consolidated financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These consolidated financial statements have been approved by the Board of Directors for issuance on April 25, 2014.

3.3	First time adoption of International Financial Reporting Standards

IFRS 1 allows to the entities that adopt for the first time the standards to consider some sole exemptions and exceptions to the principle of retroactive application of certain IFRS in force. Said exceptions have been foreseen by the IASB to simplify the first application of said rules.

•	Optional exemptions adopted by the Company:

Deemed cost to Properties, plant and equipment and Investment properties: the cost of Properties, plant and equipment and Investment properties, restated under Argentine GAAP in force have been adopted as deemed cost as of the transition date to IFRS, since that cost is similar to the cost or depreciated cost under the IFRS, adjusted to reflect the changes in a general or specific prices index. Furthermore, the IFRS establish alternative criteria for measurement after the initial recognition of each class of property that composes the items of Properties, plant and equipment and investment properties providing that the “cost model” or “revaluation model” can be used. The Management of the Company has elected to apply the “cost model” to all classes of property which compose Properties, plant and equipment and Investment properties.

Finance Leases: The Company determined if the agreements in force as of the date of transition to IFRS contains a lease, considering the facts and circumstances existing as of said date.

The Company has not made use of other optional exemptions according to IFRS 1.

•	Mandatory exceptions applicable to the Company:

Estimates: the estimates carried out by the Company under IFRS as of the date of transition to IFRS are consistent with the estimates carried out as of the same date under Argentine GAAP.

Derecognition of financial assets and financial liabilities: the Company, pursuant with IFRS 1, applied the IFRS 9 prospectively to the financial liabilities written off as a result of the restructuring process of its financial debt, carried out on May 12, 2006, as it did not have the necessary information to apply the IFRS 9 upon initial recognition of these transactions.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Classification and measurement of financial assets: The Company has applied IFRS 9 to financial assets on a prospective basis pursuant to the provisions of IFRS 1, and has determined whether such assets satisfy the conditions to be valued at their amortized cost on the basis of the events and circumstances existing on the date of transition to IFRS.

Other mandatory exceptions provided by IFRS 1 have not been applied as no significant operations were identified for the Company:

•	Hedge accounting

•	Non-controlling interests

•	Embedded derivatives.

•	Government loans

3.4	Major Differences in Valuation Criteria

The main differences we have identified between Argentine GAAP and IFRS are described below:

Inventories

Under Argentine GAAP the Company valued the inventories at their replacement cost, while under IFRS inventories that were reclassified to “Property, plant and equipment” in order to satisfy the definition of property, plant and equipment contained in IAS 16, were valued at the lesser of historical cost or realizable value, considering an allowance for obsolescence when applicable. Consequently, the Company recalculated both the value of inventories at their historical cost by applying the principle of “weighted average price” inventory download and the allowance for obsolescence, and reversing the holding results recorded under the Argentine GAAP.

Other Receivables

Under Argentine GAAP the Company had been recognizing as receivables any charges transferable to customers under the regulatory framework established in its License and for which evidence of effective recognition in the past was available, as described in Note 2.7. In spite of the fact that the Company has satisfied all necessary requirements for approval, the issuance of a resolution authorizing the effective inclusion of those charges in bills to customers by different governmental agencies has been delayed. The absence of such resolution raises uncertainties regarding the pass through to tariffs. Under IAS 18, these concepts should be expensed until the uncertainties are eliminated, in this case, when the resolution approving and implementing the relevant transfer is issued.

In addition, under Argentine GAAP, the Company recognized as receivables the deferred income tax asset balances and income tax or minimum presumed income tax credits which are deemed recoverable based on an estimation of future taxable profits. If a company suffers recurrent tax losses, IAS 12 – Income Tax allows only the recognition of deferred income tax assets and income tax credits provided that they may be offset against deferred income tax liabilities.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Revenue recognition criteria of MetroENERGIA

MetroGAS, through its subsidiary MetroENERGÍA S.A., acts in certain natural gas sale and purchase transactions to handle the purchase of gas from producers and the subsequent sale to clients. The Company has recorded these transactions under the Argentine GAAP on the basis of the revenues derived from its intermediation activities, and has recognized the fees received for such transactions as revenues. Based on the criteria set forth in IAS 18, which establish the criteria to determine whether any transactions are conducted as principal or agent, the Company believes that on the basis of the relevant facts and circumstances referred to in such standard, the Company acts as principal. Consequently, in respect of MetroENERGÍA operations, the sales made to customers must be separately reflected from any costs assumed for the purchase of gas from producers in the respective accounts of the statement of profit and loss and other comprehensive income, instead of recording the fee received by MetroENERGÍA for its intermediation activities. The above change entailed an increase in the items “Revenues” and “Operating costs”, but it did not have any impact on “Gross profit”, “Operating income/ (Loss)” or “Net and comprehensive result” for the fiscal years ended December 31, 2013 and 2012.

Tax Effect of IFRS Reconciling Items

This adjustment represents the effect of deferred income tax at a 35% rate on the IFRS reconciling items described above.

3.5	Required Reconciliations

The reconciliation of financial position as determined under Argentine GAAP and under IFRS as of December 31, 2012 and January 1, 2012, and the reconciliation of profit and loss and other comprehensive income for the fiscal year ended on December 31, 2012 are included below. In this respect, when preparing these reconciliations, the Company has taken into account those IFRS applicable for the preparation of its financial statements as of December 31, 2013.

3.5.1	Reconciliation of statement of financial position:

The following tables show the reconciliation of the statement of financial position under Argentine GAAP and IFRS as of December 31, 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Argentine GAAP (*)	Reclassification (3)		Adjustments		IFRS
Assets
Non current Assets
Properties, plant and equipment	1,787,576	(4,679)		(1,967	) (1)	1,780,930
Deferred tax assets	—	751	3b	—		751
Other investment	646	—		—		646
Investment properties	—	5,459		—		5,459
Other receivables	205,860	—		(205,524	) (2)	336

Total Non current assets	1,994,082	1,531		(207,491)		1,788,122

Current assets
Inventories	6,693	(6,693)		—		—
Other investment	110,514	(110,514	) 3a	—		—
Cash and cash equivalents	42,694	110,514	3a	—		153,208
Trade receivables	264,997	(6,292)		—		258,705
Other receivables	15,813	4,654		—		20,467

Total Current assets	440,711	(8,331)		—		432,380

Total assets	2,434,793	(6,800)		(207,491)		2,220,502

Shareholders’ Equity
Issued capital	569,171	—		—		569,171
Adjustment to issued capital	684,769	—		—		684,769
Legal reserve	45,376	—		—		45,376
Unappropriated retained losses	(926,323)	—		(206,695)		(1,133,018)

Equity attributable to the owners	372,993	—		(206,695)		166,298

Non-controlling interest	989	—		—		989

Total Shareholders’ Equity	373,982	—		(206,695)		167,287

Liabilities
Non current Liabilities
Other taxes payable	61,113	(52,117	) 3b	—		8,996
Reorganization liabilities	1,429,301	—		—		1,429,301
Deferred tax liabilities	—	52,868	3b	(796	) (2)	52,072

Total Non current Liabilities	1,490,414	751		(796)		1,490,369

Current Liabilities
Salaries and social security	49,286	—		—		49,286
Income tax and minimum presumed income tax (“MPIT”) liability	—	10,271	3b	—		10,271
Other taxes payable	66,069	(10,271	) 3b	—		55,798
Trade payable	342,079	(6,292)		—		335,787
Other accounts payable	10,938	(1,259)		—		9,679
Provisions	102,025	—		—		102,025

Total Current Liabilities	570,397	(7,551)		—		562,846

Total Liabilities	2,060,811	(6,800)		(796)		2,053,215

Total Liabilities and Shareholders’ Equity	2,434,793	(6,800)		(207,491)		2,220,502

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change in the disclosure of line items.
3a	The short-term investments were presented according to Argentine GAAP under “Other investment” and that are readily convertible into cash and certain subject to an insignificant risk of changes in value amounts are disclosed under “Cash and cash equivalents” under IFRS.
3b	IFRS expected to exhibit as a separate caption deferred tax liabilities for income tax and minimum presumed income tax, which under Argentine GAAP were presented under “Other taxes payable”.
(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the statement of financial position under Argentine GAAP and IFRS as of January 01, 2012.

	01.01.12
	Argentine GAAP (*)	Reclassification (3)		Adjustments		IFRS
Assets
Non current Assets
Properties, plant and equipment	1,752,923	586		(1,993	) (1)	1,751,516
Deferred tax assets	—	443	3b	—		443
Other investment	445	—		—		445
Investment properties	—	5,578		—		5,578
Other receivables	185,014			(184,683	) (2)	332

Total Non current assets	1,938,382	6,607		(186,676)		1,758,314

Current assets
Inventories	7,649	(7,649)		—		—
Other investment	152,515	(152,515	) 3a	—		—
Cash and cash equivalents	54,763	152,515	3a	—		207,278
Trade receivables	238,036	(6,705)		—		231,331
Other receivables	17,730	257		—		17,986

Total Current assets	470,693	(14,097)		—		456,595

Total assets	2,409,075	(7,490)		(186,676)		2,214,909

Shareholders’ Equity
Issued capital	569,171	—		—		569,171
Adjustment to issued capital	684,769	—		—		684,769
Legal reserve	45,376	—		—		45,376
Unappropriated retained losses	(783,518)	—		(170,754)		(954,272)

Equity attributable to the owners	515,798	—		(170,754)		345,044

Non-controlling interest	1,071	—		—		1,071

Total Shareholders’ Equity	516,869	—		(170,754)		346,115

Liabilities
Non current Liabilities
Reorganization liabilities	1,319,615	—		—		1,319,615
Deferred tax liabilities	142,386	443	3b	(15,922	) (2)	126,907

Total Non current Liabilities	1,462,001	443		(15,922)		1,446,522

Current Liabilities
Salaries and social security	39,425	—		—		39,425
Income tax and minimum presumed income tax (“MPIT”) liability	—	12,979	3b	—		12,979
Other taxes payable	45,499	(12,979	) 3b	—		32,520
Trade payable	243,322	(5,967)		—		237,355
Other accounts payable	10,892	(1,966)		—		8,926
Provisions	91,067	—		—		91,067

Total Current Liabilities	430,205	(7,933)		—		422,272

Total Liabilities	1,892,206	(7,490)		(15,922)		1,868,794

Total Liabilities and Shareholders’ Equity	2,409,075	(7,490)		(186,676)		2,214,909

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change in the disclosure of line items.
3a	The short-term investments were presented according to Argentine GAAP under “Other investment” and that are readily convertible into cash and certain subject to an insignificant risk of changes in value amounts are disclosed under “Cash and cash equivalents” under IFRS.
3b	IFRS expected to exhibit as a separate caption deferred tax liabilities for income tax and minimum presumed income tax, which under Argentine GAAP were presented under “Other taxes payable”.
(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

3.5.2	Reconciliation of Profit and loss and other comprehensive income for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Reclassification (4)	Adjustments		IFRS
Revenues	1,209,519	9,789	262,067	(1)	1,481,375
Operating costs	(922,952)	(2,142)	(267,132	) (1 and 2)	(1,192,226)

Gross profit	286,567	7,647	(5,065)		289,149
Administration expenses	(178,608)	8,624	—		(169,984)
Selling expenses	(199,413)	—	—		(199,413)
Other income and expenses	—	(6,086)	—		(6,086)

Operating loss	(91,454)	10,185	(5,065)		(86,334)

Financing and holding results generated by assets	18,421	(18,421)	—		—

Financing and holding results generated by liabilities	(162,386)	162,386	—		—
Net others income	5,060	(5,060)	—		—
Financial income	—	29,917	—		29,917
Financial expenses	—	(178,269)	6,752	(2 and 3)	(171,517)
Net results attributable to controlling interest	820	(820)	—		—

Net results before taxes	(229,539)	(82)	1,687		(227,934)

Income tax	86,734	—	(37,628	) (3)	49,106

Total net result for the year	(142,805)	(82)	(35,941)		(178,828)

Other comprehensive income	—	—	—		—

Total net and comprehensive result for the year	(142,805)	(82)	(35,941)		(178,828)

Net and comprehensive results attributable to:
Controlling interest					(178,746)
Non-controlling interest					(82)

					(178,828)

Net result per share					(0.31)

(1)	Corresponds to the revenue recognition adjustment in MetroENERGÍA amounting to Ps. 262,067.
(2)	Corresponds to the adjustment to inventories valued at historic cost and the derecognition of the credits for municipal rates (not allowed under IFRS).
(3)	Corresponds to the unwinding of the discount of the municipal rates derecognized and the recalculation of deferred income tax.
(4)	Reclassifications respond mainly to change of items names.
(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

3.5.3	Reconciliation of the Cash Flow Statement for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows used in operating activities	62,608	(7,848)	54,760
Net cash flows used in investing activities	(116,678)	5,500	(111,178)

Subtotal	(54,070)	(2,348)	(56,418)

Cash and cash equivalents at the beginning of year	207,278	—	207,278
Effect of changes in exchange rates on cash and cash equivalents	—	2,348	2,348
Cash and cash equivalents at the end of the year	153,208	—	153,208

Decrease in cash and cash equivalents	(54,070)	(2,348)	(56,418)

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

4.	ACCOUNTING POLICIES

The accounting policies adopted for these consolidated financial statements are detailed below. These consolidated financial statements have been prepared in accordance with and comply the IFRS issued by the IASB and the International Financial Interpretations Committee (“IFRIC”) effective as of December 31, 2013.

4.1	Basis of Preparation

4.1.1	Classification of Current and Non-Current

The presentation of the statement of financial position distinguishes current and non-current assets and liabilities. Current assets and liabilities are assets and liabilities expected to be recovered or canceled within the twelve months following the end of the reporting period.

Current and deferred income tax assets and liabilities are presented separately and apart from other assets and liabilities.

The Company offsets income tax assets and income tax liabilities if, and only if, the entity:

a)	has a legally enforceable right to set-off any recognized amounts; and

b)	intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

Deferred tax assets or liabilities are classified as non-current assets (liabilities).

4.1.2	Presentation Currency

The consolidated financial statements are presented in thousands of Argentine pesos. Unless otherwise stated or required by the context, references to “amounts in pesos” or “Ps.” refer to Argentine pesos, and references to “U$S” or “U.S. dollars” refer to U.S. dollars.

4.1.3	Accounting Criteria

The consolidated financial statements have been prepared on the basis of historical cost, except for financial assets and liabilities recognized at fair value through profit or loss.

4.1.4	Cash Flows

The Company presents its cash flows from operating activities by the indirect method. Any interest paid is presented within financing activities. Any interest received is presented within investment activities.

4.1.5	Use of Estimates

Preparation of financial statements as of a specified date requires that the Company makes estimates and judgments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the fiscal year. Actual future results may differ from the estimates and assessments made at the date of preparation of these financial statements. More complex areas, which require professional judgment or significant assumptions and estimations, are described in Note 5.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

4.2	New accounting and revised standards

4.2.1	New and revised IFRS affecting reported amounts and/or financial statement disclosures

During the current year the Company has early adopted IFRS 9 – Financial instruments (IFRS 9) (issued in November 2009 and revised in October 2010), and its subsequent amendments (November 2013). The date of its first application (that is, the date when the Company valued its existing financial assets and financial liabilities) was January 1, 2012. The Company has applied IFRS 9 in accordance with the temporary provisions established in IFRS 9; the Company has applied IFRS 9 requirements to those instruments that had not been derecognized as of such date, and has not applied such requirements to instruments already derecognized as of January 1, 2012. The comparative amounts for instruments that have not been derecognized as of January 1, 2012 have been restated.

IFRS 9 “Financial Instruments”

In November 2009 the IASB issued IFRS 9 “Financial Instruments”. This standard includes the first part of a three-phase project designed to replace IAS 39 “Financial instruments: Recognition and measurement”. IFRS 9 prescribes financial assets classification and measurement. It requires that financial assets be subsequently measured at “amortized cost” or at “fair value”, depending on the satisfaction of certain conditions. Specifically, the debt instruments that are held within a business model whose object is to collect the contractual cash flows and which have contractual cash flows that consist solely of payments of principal and interest accrued on the outstanding principal are generally measured at their amortized cost at the end of subsequent accounting periods. All other debt and equity investments are measured at their respective fair value at the end of subsequent accounting periods.

Also, under IFRS 9 an entity is allowed to designate an instrument that would otherwise have been classified into the “at amortized cost” category as an “at fair value” instrument, if this designation eliminates or significantly reduces any measurement or recognition inconsistencies.

Equity instruments are recognized at fair value through profit or loss. However, an entity may irrevocably elect to present all changes in the fair value of any equity instruments not kept available for sale under other profit and loss and other comprehensive income. Only dividends received from such investments are reported as profit or loss.

In October 2010, the IASB issued new guidelines under IFRS 9. These guidelines establish criteria to derecognize financial instruments and most requirements for the classification and measurement of financial liabilities currently within the scope of IAS 39. Also, such standards provide that most financial liabilities with bifurcation of embedded derivatives will be accounted for at amortized cost.

With respect to the measurement of financial liabilities designated at fair value through profit and loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of such liabilities be recognized under other profit and loss and other comprehensive income, unless the recognition of the effect of changes in the credit risk

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

of such liability in other profit and loss and other comprehensive income creates or increases an accounting disparity in profits or losses. Changes in the fair value attributable to the credit risk of a financial liability are not subsequently reclassified as profits or losses. Under IAS 39, the total amount of the change in the fair value of a financial liability designated at fair value through profit and loss was recognized as a profit or loss.

In November 2013, the IASB issued amendments to IFRS 9 as part of the hedge accounting phase related to its financial instrument accounting project. Such amendments include: (1) the introduction of a new hedge accounting model, together with disclosure requirements related to risk management activities, (2) an option for entities to recognize changes in the fair value of financial liabilities for which the fair value through OCI option was elected instead of through profit and loss, and (3) the suppression of the effective date of IFRS 9 (which previously was January 1, 2015) so that the IASB would have more time available to finalize other aspects of its financial instruments accounting project.

The IASB is currently deliberating on issues related to the other two phases of its financial instruments project (that is, classification and measurement and an expected loss impairment model), and is expected to issue a final version of IFRS 9 after such deliberation has been completed.

During the current year, the Company has adopted IFRS 10, IFRS 11, IFRS 12 and IAS 28 (reviewed in 2011). The following are the main changes introduced by such standards:

IFRS 10 Consolidated Financial Statements.

Effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces some parts of IAS 27 Consolidated and Separate Financial Statements. SIC 12 Consolidation – Special Purpose Entities has been withdrawn in in relation to the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. Additionally, it includes a new definition of control containing three elements: (a) power over the society in which it participates, (b) exposure, or rights to variable returns from equity share in society, and (c) ability to influence society to affect the amount of returns for investors.

IFRS 11 Joint Agreements.

Effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 deals with how a joint agreement whereby two or more companies have joint control should be classified. SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers has been withdrawn in relation to the issuance of IFRS 11. Under IFRS 11, joint agreements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the agreement. On the opposite, IAS 31 comprises three kinds of joint ventures: jointly controlled entities, jointly controlled assets and jointly controlled operations. Additionally, joint ventures under IFRS 11 have to be accounted using the participation method, while jointly controlled entities, according to IAS 31, can be accounted using the participation method or the proportionate consolidation method.

IFRS 12 Disclosure of Interests in Other Entities.

Effective for annual periods beginning on or after January 1, 2013. IFRS 12 is a disclosure rule applicable to entities that have interests in subsidiaries, joint agreements, partnerships and/or entities with non-consolidated structure. In general, the requirements under IFRS 12 are more stringent than current standards, resulting in increased disclosures in the financial statements.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

IFRS 13 Fair Value Measurement.

Effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single resource guide for determining the fair value measurement disclosures about fair value. The standard defines fair value, establishes a framework for measuring fair value and requires disclosures on fair value measurement. The scope of IFRS 13 is broad because it applies to financial instruments, such as the non-financial for which other IFRSs require or allow fair value measurement and disclosures about fair value measurements, except under specific circumstances. In general, the requirements of IFRS 13 are more extensive than required under current rules. For instance, qualitative and quantitative information based on fair value’s hierarchy of the three levels that currently require financial instruments, only under IFRS 7 Financial Statements: Disclosures, will extend through IFRS 13 in order to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, early application is allowed.

IAS 27 (reviewed in 2011) Separate Financial Statements.

Effective for annual periods beginning on or after January 1, 2013. IAS 27 contains requirements for registration and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires the entity preparing separate financial statements to account investments at cost or in accordance with IFRS 9.

IAS 28 (reviewed in 2011) Investments in Associates and Joint Ventures.

Effective for annual periods beginning on or after January 1, 2013. IAS 28 contains requirements for recording investments in associates and describes the conditions for applying the equity method when investments in associates and joint ventures are recorded.

Management considered that these five interrelated standards did not affect the consolidated financial statements, given that they are either not applicable or not significant to the Company’s balances and operations.

4.2.2	New and revised IFRS not yet adopted at this date

As of the date of issuance of these financial statements, the standards, interpretations and amendments issued by IASB and adopted by the FACPCE and CNV which have not yet come into force because their effective date will occur later than the date of these financial statements and its adoption by the Company, include:

Amendments to IAS 32 “Financial instruments – Presentation” – Offsetting financial assets and financial liabilities

In December 2011 the IASB amended IAS 32 “Financial Instruments: Presentation”; this modification is applicable to fiscal years beginning on or after January 1, 2014. Earlier adoption is permitted. The amended IAS 32 provides guidance on matters relating to the offsetting of financial assets and liabilities. Amendments to IAS 32 clarify the existing difficulties encountered for its

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

application in relation to financial assets and liabilities offsetting requirements. Specifically, these amendments clarify the meaning of the criteria establishing “(that an entity) currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”.

The directors of the Company do not anticipate that the adoption of these amendments to IAS 32 will have a significant impact on the consolidated financial statements of the Company, as the Company does not have any financial assets or financial liabilities that qualify for offset.

Amendments to IFRS 10, IFRS 12 and IAS 27 – Investment entities

Amendments to IFRS 10 define an investment entity and require that a reporting entity meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure such subsidiaries at fair value through profit and loss in the consolidated and separate financial statements.

Certain criteria must be satisfied for a company to qualify as an investment entity. An investment entity is an entity that:

•	obtains funds from one or more investors for the purpose of providing professional investment management services to those investor(s);

•	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income or both; and

•	measures and evaluates the performance of substantially all of its investments on a fair value basis.

Consequent amendments have been made to IFRS 12 and IAS 17 in order to introduce new disclosure requirements for investment entities.

The directors of the Company do not anticipate that amendments concerning investment entities will have any effect on the Company’s consolidated financial statements because the Company is not an investment entity.

Amendments to disclosure requirements under IAS 36

In May 2013, the IASB issued amendments to IAS 36 in order to clarify the scope of some disclosure requirement rules. Such amendments reduces the circumstances in which entities must disclose the recoverable value of their assets or cash generating units, and explicitly require to disclose the discount rate used to determine impairment (or reversals) when the notion of present value technique is used to calculate the recoverable amount (based on the fair value less disposal costs).

Such amendments are effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted for entities that have already adopted IFRS 13.

The directors of the Company do not expect that amendments to disclosure requirements under IAS 36 will have any effect on the Company’s consolidated financial statements because the Company has not recognized any impairment of its non-current assets.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Issuance of Interpretation on Government Levies by IFRS Interpretations Committee (IFRIC)

In May 2013, the IFRS Interpretations Committee issued Interpretation 21 (IFRIC 21), providing guidance on when a reporting entity should recognize a liability related to a levy (other than income taxes) imposed by a government. IFRIC 21 explains that “the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation”.

Interpretation 21 is effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted.

The directors of the Company do not anticipate that IFRIC 21 will have any impact on the Company’s consolidated financial statements because the Company is not obliged to pay any governmental levies.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Amendments to IAS 39 in order to provide relief in case of novation of derivatives

In June 2013, the IASB made a narrow-scope amendment to IAS 39 to permit the continuation of hedge accounting when “a derivative designated as a hedging instrument is renewed to a central counterparty (CCP) in order to achieve clearing for that instrument as a consequence of laws or regulations, provided certain criteria are met.”

In order to benefit from the amendments to IAS 39, an entity must meet all of the following criteria:

1)	Novation to a CCP must happen as a consequence of laws or regulations or the introduction of laws or regulations.

2)	Following the novation, a CCP would become the new counterparty to each of the original parties to the derivative.

3)	Any changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The above amendments are effective for annual periods beginning on or after January 1, 2014. Early adoption is permitted.

The directors of the Company do not anticipate that amendments to IAS 39 will have any impact on the Company’s consolidated financial statements because the Company does not conduct hedging transactions.

Amendments to IAS 19 – Employee benefits

In November 2013, the IASB issued amendments to IAS 19 to simplify the accounting for employee and third-party contributions to defined benefits plans. This amendment permits the recognition “of such contributions as a reduction in the service cost in the period in which the related service is rendered, rather than attributing the contributions to the periods of service.”

The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

The directors of the Company do not anticipate that amendments to IAS 19 will have any impact on the Company’s consolidated financial statements because the Company does not offer any defined benefits plan.

Issuance by the IASB of a Standard on rate-regulated entities

In January 2014, the IASB issued IFRS 14, which will be temporarily used as a standard for rate-regulated entities, while the IASB works in a long-term project on this subject. IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account for ‘regulatory deferral account balances’ in accordance with its previous GAAP, on its initial adoption of IFRS.

IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

In addition to IFRS 9 “Financial Statements”, which has been adopted on an early basis from the transition date, the Company has not opted to apply in advance any other rule or interpretation allowed by IASB.

4.3	Segment Reporting

Segment reporting is presented on a consistent basis with internal information provided to the Chief Operating Decision Maker (CODM). The CODM is responsible for the allocation of resources and establishing the performance of the entity’s operating segments, and has been identified as the body that implements the Company’s strategic decisions.

The Company examines operating segments on a consolidated basis, and therefore provides information thereon in Note 9.

4.4	Foreign Currency Conversion

4.4.1	Functional Currency and Currency of Presentation

The items included in the Company’s financial statements are measured in the currency of the primary economic environment where the entity operates (the “functional currency”), which is the Argentine peso, according to the criterion established in IAS 21. The consolidated financial statements are presented in thousands of Argentine pesos, which is the Company’s currency of presentation.

4.4.2	Foreign-Currency Denominated Transactions and Balances

Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing on their respective dates. Any profits and losses from exchange differences derived from each transaction and upon the conversion of foreign-currency denominated monetary assets and liabilities at the end of the fiscal year are recognized as income or loss for the fiscal year.

4.5	Revenue Recognition

Revenues are measured at fair value of the consideration received or to be received, taking into account the estimated amount of any discounts, bonuses or commercial rebates that may be granted by the Company.

The Company recognized revenues when it can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity and when specific criteria of the activities have been met. The Company makes estimates based on historical experience, considering type of clients, transaction and specific characteristics of each agreement.

The Company recognizes sales revenues on the basis of deliveries of gas or liquids and their transportation and distribution to customers, if applicable, including any estimated amounts of gas delivered but not yet billed at the end of each fiscal year or period. Revenues from gas distribution and transmission are recognized for accounting purposes at the time the service is provided. Any revenues derived from rate increases established by Resolution No. 2,407/12 as explained in Note 2.4.2 are recognized at the time of their accrual for billing to customers.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Additionally the Company, evaluated if it had control of the FOCEGAS trust funds based on if it had the ability to conduct FOCEGAS relevant activities, if MetroGAS has exposure, or rights, to variable returns from its involvement with the trust funds and if it had the ability to use its power to influence in the amount of such return over the trust funds.

The Company concluded that while it is has exposure, or rights, to variable returns from its involvement with the trust funds; it has neither power over the trust funds, the ability to use its power over the investee to affect the amount of the investor’s returns. Consequently the Company has no control over FOCEGAS.

Effectively delivered amounts have been determined on the basis of purchased gas volumes and other data. Sales not yet invoiced at the end of a period are recognized on the basis of management estimates.

Interest income is recognized based on the proportion of time elapsed by the effective interest method. When a receivable amount is impaired, the Company reduces its book value to the applicable recoverable amount, which is the estimated future cash flow discounted at the original effective interest rate of such instrument, and continues to reverse that discount as interest income. Interest income from loans or placements that have been provided for is recognized at the original effective interest of the instrument.

Also, MetroGAS, through its subsidiary MetroENERGÍA, acts in certain natural gas sale and purchase transactions to handle the purchase of gas from producers and clients. Based on the criteria set forth in IAS 18, which establishes the criteria for determining whether any transactions are conducted as principal or agent, the Company believes that on the basis of the relevant facts and circumstances referred to in such standard, MetroENERGÍA acts as principal. Consequently, in respect of MetroENERGÍA operations, the sales made to customers must be separately reflected from any costs assumed for the purchase of gas from producers in the respective accounts of the statement of profit and loss and other comprehensive income, instead of recording the fee received by MetroENERGÍA for its intermediation activities.

4.6	Properties, Plant and Equipment

As of the transition date, the Company has elected to consider the cost of Properties, plant and equipment as its deemed cost, which is restated in constant currency in accordance with the method used before the adoption of IFRS (Argentine GAAP). As from the transition date, the Company has elected to use the cost model for the measurement of Properties, plant and equipment.

The cost of Properties, plants and equipment balances include the following:

In respect of assets received at the time the License was granted, the overall transfer value as defined in the Contract of Transfer has been taken for Argentine GAAP purposes as the original value of fixed assets, which arises as the counterpart of any contributions made and any restated transferred liability.

On the basis of a special work conducted by independent experts in 1993, the overall original value referred to in the preceding paragraph has been allocated to the different asset categories included therein, assigning them a useful life equivalent to the remaining years of service as estimated by the Company based on the type of asset, state of repair and any renewal and maintenance plans related thereto.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Any assets acquired after the date when the License was granted have been valued at their purchase cost, except in the case of distribution networks built by third parties (various associations and cooperatives), which are valued under IFRIC 18. Such value is the amount equivalent to a specified number of cubic meters of gas decided by the ENARGAS determined to compensate to those third parties.

Any subsequent costs (larger maintenance works and reconstruction costs) are included in the value of assets or recognized as a separate asset, as the case may be, only if it is probable that any future benefits associated with the respective assets will flow to the Company, and the costs involved may be reliably measured and the condition of assets will be improved by the investment with respect to its original condition. Any other maintenance and repair expenses are recognized as expense for the fiscal year in which they are incurred.

Any work in progress is valued based on the stage of completion. Works in progress carried at cost less any recognized impairment loss, if applicable. Costs include any expenses attributable to construction, including the cost of any loans capitalized under IFRS, where such expenses are part of the cost incurred for purposes of purchasing, building or producing Properties, plant and equipment that requires a considerable period of time until being ready for use. Financial costs cease to be capitalized when the respective asset is substantially completed or suspended, in case the development thereof is in this latter condition. Any costs attributable to activities conducted for the planning, execution and control of investments in Properties, plant and equipment are charged to assets by the Company. Depreciation of these assets begins when they are economically fit ready for use.

As explained in Note 2.8, a substantial portion of the assets transferred by Gas del Estado have been defined under the License as “Essential Assets” for the provision of the licensed service and are subject to restrictions and limitations.

Depreciation, based on a principle involving components, is calculated on a straight line basis during the useful life of assets, as detailed below for the major components of Properties, Plant and Equipment:

Estimated useful life
• Medium and low pressure mains	42-50
• High pressure mains	45
• Pressure regulating stations	25
• Consumption measurement	20
• Other technical installations	15
• Computer and telecommunications equipment	5
• Buildings and civil constructions	50
• Machinery, equipment and tools	5-15
• Vehicles	5-10
• Furniture and fixtures	10

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Land is not subject to depreciation. The residual value and useful life of assets are reviewed and adjusted if applicable, not less frequently than at the end of each fiscal year.

Income from sales of Properties, plant and equipment are accounted for when all significant risks and benefits have been transferred to the purchaser. Any gain or loss from sales is determined by a comparison of any amounts received, net of direct selling expenses, and the carrying value of the asset, and is recognized under other operating expenses and income in the consolidated statement of profit and loss and other comprehensive income.

The Company evaluates the recoverability of its long term assets annually or upon the occurrence of events or changes in circumstances that may be a possible indication of impairment of those assets with respect to their recoverable value, it measured as the higher of value in use and fair value less costs to sell.

The value in use is determined on the basis of projected and discounted cash flows with the use of discount rates that reflect the time value of money and any specific risks involved in the assets under consideration.

Cash flows are prepared on the basis of estimates of the future behavior of certain sensitive variables for the determination of recoverable value, including: (i) nature, opportunity and form of tariff increases and recognition of cost adjustments; (ii) projected gas demand; (iii) evolution of costs to be incurred; and (iv) macroeconomic variables such as growth rates, inflation rates, exchange rates, among others.

When the carrying amount of an asset is higher than its estimated recoverable value, the carrying amount thereof is reduced to its recoverable value as described in Note 4.8.

Notwithstanding the current economic and financial condition described in Note 2, the Company has prepared its projections in the understanding that it will be granted tariff improvements adapted to the prevailing circumstances. The Company, however, is not able to give any assurance that the future behavior of the premises it used to prepare its projections will be in line with its estimates, and consequently those premises may differ significantly from any estimates and assessments made as of the date of preparation of these consolidated financial statements. See Note 5 – Critical accounting estimates and judgments.

4.7	Investment Properties

Investment Properties includes certain properties that the Company keeps in order to obtain revenues from long-term rent and also from the appreciation thereof, and which are not currently occupied by the Company for its own operations.

The Company has adopted the cost method for all its investment properties. Therefore, investment properties are recorded at cost, less accumulated depreciation and impairment, if any.

Under the cost method, an investment properties is impaired if its book value exceeds its recoverable value. When the individual components of investment properties have different useful lives, they are separately accounted for and depreciated. The depreciation based on a component criterion is calculated via the straight line method during the estimated useful life of assets. Any costs incurred subsequent to initial recognition are included into the carrying amount of the relevant asset or recognized as a separate asset, as it may correspond, only if it is probable that

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

such costs will generate an economic benefit for the Company in the future and such benefit can be reliably measured. These costs may include the cost of improvement or of replacement of parts which meet capitalization requirements. The carrying amount of any replaced part is derecognized.

Investment property is recorded at cost less any accumulated depreciation and any accumulated impairment loss.

4.8	Impairment test of non-current assets

The Company reviews the book value of its property, plant and equipment and investment properties at the closing date of each fiscal year in order to determine whether there is any indication that such assets may not be recoverable.

The impairment policy for non-current assets is described in Note 5 – Critical accounting estimates and judgments.

4.9	Financial Assets

The Company has adopted IFRS 9 as from the transition date, since this accounting principle provides for relevant disclosures of more reliable information so that users may evaluate figures, time and uncertainty of future cash flows.

Financial assets and liabilities are recognized when a Company’s entity becomes a party to the contractual provisions of the instrument involved.

Financial assets and liabilities are initially measured at fair value. The costs of the transaction which are directly attributable to the purchase or issuance of financial assets and liabilities (other than financial assets and liabilities designated at fair value through profit and loss) are added to or deducted from the fair value of the respective financial assets and liabilities, when appropriate, at the time of initial recognition. The costs of the transaction directly attributable to the purchase of financial assets and liabilities designated at fair value through profit and loss are immediately recognized as profits or losses.

4.9.1	Classification

The Company classifies financial assets into the following categories: assets which are measured at their fair value and assets which are measured at their amortized cost. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two criteria described below must be met; otherwise financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a)	Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i)	the objective of the Company’s business model is to hold the assets to collect the related contractual cash flows; and

ii)	the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s financial assets measured at their amortized cost are cash and cash equivalents, trade receivables and other receivables.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

b)	Financial assets at fair value

If either of the two criteria mentioned above is not met, financial assets are measured at fair value through profit or loss.

As of December 31, 2013 and 2012 and January 1, 2012, the Company’s financial assets measured at their fair value through profit or loss are mainly mutual funds.

4.9.2	Recognition and Measurement

The regular purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at their fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

4.9.3	Impairment of Financial Assets

At the end of each year, the Company assesses whether there is objective evidence that the value of a financial asset or Company of financial assets measured at amortized cost is impaired. The value of a financial asset or Company of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Company of financial assets that can be reliably estimated.

Impairment tests may include evidence that the debtors or Company of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the consolidated statement of profit and loss and other comprehensive income. As a practical suggestion, the Company may measure the impairment on the basis of the fair value of an instrument using an observable market price. If in a subsequent period the amount of the impairment loss decreases, and such decrease is objectively related to an event occurring after impairment recognition (such as, for example, an upgrade of the debtor’s credit rating) the previously recognized impairment loss is reversed to the extent of the decrease in the consolidated statement of net comprehensive income.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

4.9.4	Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.10	Trade Receivables

Any receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less any impairment. Interest income is recognized applying the effective interest rate, except for such accounts receivable in a short term in case that recognition of the interest is not substantial.

Trade receivables include any services rendered but unbilled at the end of the financial year.

Trade receivables are recorded net of the allowance for doubtful accounts, which is based on a recoverability analysis made by the Company.

4.11	Other Receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of the money. The Company records a provision for impairment when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

4.12	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, demand deposits with banks and other short-term highly liquid investments with original maturities of three months or less as from their date of acquisition.

4.13	Trade Payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The line items “Trust Funds” and “Trust Funds Decree No. 2,407” within this account include collected amounts which deposit was pending at the end of each year corresponding to any charges under Note 2.6. and 2.4.2, respectively.

4.14	Other accounts payable

The other liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

4.15	Additional information on non-cash transactions

The principal non-cash transactions were related with interest capitalization as detailed in Note 17.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

4.16	Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets, which are those assets that take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of such assets until such time as they are in condition to be used or sold.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

4.17	Income Tax and Minimum Presumed Income Tax

The income tax expense for the year is comprised of the current tax and the deferred tax. Income tax is recognized in the statement of profit and loss and other comprehensive income, except to the extent that the tax relates to items recognized in other comprehensive income or directly in equity, in which case, the income tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws in effect or which are substantially approved as of the end of each year. The Company records provisions on the basis of the amount expected to be paid to tax authorities.

Income tax is recognized applying the deferred tax method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts. The deferred tax is determined using the tax rate in effect or substantially approved at the end of each year, and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recorded when the existence of future taxable income against which temporary differences may be offset is probable.

Argentine entities are subject to Minimum Presumed Income Tax (“MPIT”). Pursuant to tax laws currently in effect, an entity is required to pay the higher of the income tax or the MPIT. The Company creates a provision for MPIT for each individual entity by applying the current rate of 1% and based on each company’s taxable assets at year-end, as defined under Argentine laws. Should the MPIT exceed the income tax, such excess may be computed as a payment on account of any future income tax payable during a period of 10 years. When the Company believes that it is probable that the MPIT charge will be used as an advance payment of the income tax obligation, the Company records the MPIT as a current or noncurrent receivable, as applicable, under Advance payments in the statement of financial position, otherwise it charges the MPIT to profit or loss under “Income tax” in the statement of profit and loss and other comprehensive income.

In accordance with Law No. 25,063, enacted in December 1998, any dividends distributed, whether in cash or in kind, in excess of the taxable income accumulated at the end of the fiscal year immediately prior to the date of the relevant payment or distribution shall be subject to a 35% income tax withholding as sole and final payment, with the exception of dividends distributed to shareholders resident in countries with which double taxation agreements are in effect, which shall be subject to withholding at a lower rate.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Law No. 26,893 was enacted on September 20, 2013. This law amended the Income Tax Law and among other things established a sole and final payment for such tax, equivalent to 10% of any dividends distributed in cash or in kind – other than in shares of stock or equity interests – to beneficiaries domiciled abroad and to individuals resident in the country, notwithstanding the above mentioned 35% withholding. The provisions of this law came into force on September 23, 2013, its date of publication in the Official Gazette.

4.18	Salaries and Social Security

Bonus granted to employees is recorded as a liability and expense due to bonus payments under the terms and according to the standards set forth by the Company. A provision is created when the Company is required under the contract or when past practices reflect that the Company is impliedly required to act accordingly.

Severance payments are recorded as a liability and expense upon termination of employer-employee relationship by decision of the employer before the corresponding retirement date, or upon an employee voluntarily accepting his retirement in change of a compensation payment.

The Company does not sponsor any defined contributions plans in addition to its contributions to the Social Security System under applicable regulations in Argentina, or any defined benefits plans. Also, the Company does not maintain any share-based payment plan.

4.19	Reorganization Liabilities

The reorganization liabilities include any liabilities subject to the reorganization proceeding filed by the Company on June 17, 2012, as detailed under Note 2.2. Liabilities, under provision of IFRS 9, were valued at their amortized cost incorporating, when applicable, financial interest accrued until the date of filing of the reorganization proceeding, on which, according to Article 19 of the Argentine Bankruptcy Law, interest ceased to accrue. Foreign-currency denominated liabilities have been valued at the rate of exchange prevailing at the end of the fiscal year.

After the court decision approving the proposal to creditors under the reorganization proceedings entered on September 6, 2012, liabilities under the reorganization proceedings include any allowed and provisionally admitted outstanding debts as to unsecured and preferred creditors.

4.20	Financial debt

Financial debt is initially recognized at fair value, net of any incurred transaction costs. As the Company does not have any financial liabilities that based on their description require accounting at fair value under the IFRS currently in force, after initial recognition its financial debt has been valued at amortized cost.

In order to account for the exchange of liabilities under the reorganization proceedings for new notes consummated on January 11, 2013 as described in Note 17 on financial indebtedness, the Company has applied the guidelines established by IFRS 9 – Financial Instruments: Recognition and Measurement.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

IFRS 9 provides that where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms this transaction must be accounted for as an extinguishment of the original financial liability and the consequent recognition of a new financial liability. The difference between the book value of the extinguished financial liability and the consideration paid therefor, including any assigned assets other than the assumed cash or liability, will be recognized in profit or loss for the fiscal year. The Company believes that the terms of the liabilities included in the reorganization proceedings and subject to exchange are substantially different from those of the new notes, and has consequently recorded this debt exchange pursuant to the above guidelines. Also, pursuant to IFRS 9 the new notes have been initially recognized at fair value, net of incurred transaction costs, and will be subsequently measured at amortized cost.

The fair value of the new issued debt has been estimated through the use of the discounted cash flow method for purposes of its initial recognition, in the absence of an active market with quoted prices that may be representative of the amount issued.

4.21	Provisions

Provisions are recognized when in respect of a present obligation undertaken by it, whether legal or constructive, arising as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimation can be made in respect thereof. No provisions for future operating losses are recognized.

The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting period, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

Provisions have been created and included in liabilities in order to face any contingency which could originate future payment obligations. To estimate their amount and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

When the recovery of some or all of the financial benefits required to cancel a provision is expected, a receivable account is recognized as an asset if there is virtual certainty that payment will be received and the receivable amount can be reliably measured.

4.22	Leases

An agreement is or contains a lease depending on the nature of the agreement at the time of its execution, if performance thereof depends on the use of one or more specific assets or if the agreement assigns the right to use the asset.

Those leases in which a significant portion of the risks and benefits deriving from ownership are kept by lessor are classified as operating leases. As of December 31, 2013, the Company has only lease agreements that are classified as operating leases.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

a.	As lessee

Operating lease payments are recognized as operating expenses in the statement of profit and loss and other comprehensive income on a straight-line basis throughout the term of the lease.

b.	As lessor

Those leases in which the Company does not transfer substantially all the risks and benefits inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the statement of profit and loss and other comprehensive income on a straight-line basis throughout the term of the lease.

4.23	Balances with Related Parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

4.24	Shareholders’ Equity

Items included in shareholders’ equity are valued pursuant to accounting principles in effect on the transition date. Changes in shareholders’ equity have been recorded in accordance with shareholders’ resolutions and legal rules and regulations, and even when any such items would have reflected a difference balance in case IFRS had been applied in the past.

a)	Issued Capital and adjustment to issued capital

Issued Capital is composed of contributions made by shareholders and represented by shares, and comprises outstanding shares at their par value. Issued capital has been recorded at its nominal value and any adjustment arising from monetary restatements made in accordance with Argentine GAAP on the transition date to the IFRS is recorded under Adjustment to issued capital.

In accordance with Argentine GAAP in force before the implementation of the IFRS, equity items were restated to reflect the effects of changes in currency purchasing power until March 1st, 2003, following the restatement method set forth by Technical Resolution No. 6 issued by the Argentine Federation of Professional Councils in Economic Sciences. As from such date on, and in compliance with Decree No. 664/03 issued by the Argentine Executive Power, the Company discontinued the preparation of financial statements in constant currency.

b)	Legal reserve

In accordance with the provisions of the Argentine Companies Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

losses from previous years, until such reserve reaches 20% of the Issued Capital plus Adjustments to issued capital. As of December 31, 2013 and December 31, 2012 and January 1st, 2012, the legal reserve is fully funded.

4.25	Net result Per Share

Basic net result per share are calculated by dividing the gain attributable to the controlling interest of the equity instruments of the company, by the weighted average number of common shares outstanding during the period, excluding treasury stock purchased by the Company.

As of the date of issuance of these consolidated financial statements, MetroGAS has not issued equity instruments which give rise to potential common shares. As a result, the calculation of diluted net result per share coincides with the calculation of the basic net result per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Significant accounting policies of the Company are described in Note 4. Not all significant accounting policies require that the Company applies subjective criteria or complex estimates. The following section provides an understanding of the policies that the Company considers critical given their degree of complexity or the criteria or estimates involved in their application and their impact on the consolidated financial statements. Those criteria include forward-looking assumptions or estimates. Actual results may differ from these estimates.

For a better understanding of the manner in which the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, and how sensitive those judgments are in respect of different variables and conditions, comments have been included in relation to each critical accounting policy described below:

a)	Impairment of properties, plant and equipment;

b)	Recognition of revenues and trade receivables;

c)	Provisions;

d)	Deferred income tax and minimum presumed income tax;

e)	Application of IFRIC 12 “Service Concession Arrangements”.

5.1	Impairment of properties, plant and equipment

The Company reviews the book value of its properties, plant and equipment as of the date of closing of each fiscal year in order to detect any indication that such assets may not be recoverable. Also, the Company assesses the book value of its long term assets based on the recovery value thereof from time to time, when any events or change of circumstances indicate that the carrying value of an asset is not recoverable. Indications of impairment to be observed in this analysis include, among others, any existing physical damage to or significant changes in the use of assets,

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

deterioration in the expected level of asset performance or a significant drop in revenues. When an asset ceases to generate cash flows independently from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) that the asset belongs to.

The recoverable value is the greater of the reasonable value less than disposal costs and its value in use. The use value is determined based on projected and discounted cash flows applying discount rates reflect the time value of money and the specific riches involved in the assets under analysis.

If the recoverable amount of the assets of this CGU is lower than the carrying amount, the carrying amount of the respective asset or CGU is reduced to its recoverable amount. Impairment losses are immediately recognized in the statement of profit and loss and other comprehensive income.

The recoverable amount is determined on the basis of projected and discounted cash flows, applying discount rates that reflect the time value of money and the specific risks involved in the assets under analysis.

The Company believes that its accounting policy in relation to long term asset impairment is a “critical accounting policy” for the reasons set forth below:

1)	The current economic and financial condition of the Company, referred to in Note 2, given the current situation about pending tariffs renegotiation process and cost increases, is highly likely to experience changes from one period to the next as it requires MetroGAS to make certain estimates and assumptions (such as future revenues and cost of revenues) to determine their recoverable amount; and

2)	A recognition or reversion of an impairment or recoverable amount has a significant impact on the assets disclosed in the Company’s consolidated financial statements and results of operations. Estimated future revenues and discount rate definition as well as other relevant assumptions (like exchange rate annual inflation rate) require that the Company form essential judgments, as actual revenues have experienced in the past and are expected to continue experiencing fluctuations, in particular due to the currently pending rate renegotiation process.

5.1.1	Impairment test for the fiscal year ended December 31, 2013

The Company has identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with the IFRS for the fiscal year ended December 31, 2013. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds the book value of those assets, the Company determined that no impairment had occurred.

As regards the material estimates used in performance of such test, and taking into account (i) the nature, opportunity and extension of the rate renegotiation process with the Argentine Government, (ii) the decrease of operating profits as a result of increased operating costs, (iii) an analysis of how current results may be compared with forecasts for past periods, (iv) the experience of Gas Natural Fenosa, another gas distribution company active in the Buenos Aires metropolitan area (the major gas market in Argentina), whose renegotiation agreement was approved by the Argentine Executive on April 10, 2006 (and consequently implemented by ENARGAS on April 9, 2007 and October 10, 2008), and which has now started its overall rate

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

review, and (v) the status of current negotiations between MetroGAS and the Argentine Government, three different scenarios have been contemplated using a probability approach that considered their respective probability of occurrence. Each scenario contemplates different events, with respect to the critical variables described below. Also, all projected cash flows have been prepared considering the remaining License period, no possible extension thereof having been contemplated, which period does not exceed the remaining useful life of the Company’s Property, plant and equipment.

The most relevant premises based on which the Company has prepared its estimated cash flows are described below:

1.	Rate increases: The forecasts made by the Company assume gradual rate increases from 2014 to 2018, up to levels significantly higher than its current Peso-denominated rates. Although nominal percentage increases determined for each scenario for late 2018 are significant (380% for the base scenario, 424% for the optimistic scenario, and 336% for the pessimistic scenario), given the fact that such increases are referred solely to the distribution component of the final rate they will, in the opinion of this Distributor, have a reasonable final impact on customers. As from 2018 it is assumed that the tariff will maintain a constant value against inflation.

2.	Inflation rate and exchange rate: For the first two years the test contemplated an Argentine peso devaluation slightly higher than inflation. From 2016 onwards, stable levels have been contemplated, on the assumption that the devaluation of the Argentine currency will equal inflation.

The impairment test conducted as of December 31, 2012, contemplate three scenarios (Pessimistic, Base and Optimistic scenarios) with different probabilities of occurrence. Towards the end of November 2012, the creation of the Fund for Consolidation and Expansion Works granted to the Company, which permitted MetroGAS to increase its revenues by approximately Ps. 200 million per year (represented an approximate 54% increase in the regulated distribution margin), revenues started a path of recovery that we believe is consistent with the Base scenario of the impairment test as of December 31, 2012. Consequently, the three scenarios contemplated at the end of 2013 are presented with different tariff recompositions models, on the basis of the Base scenario as of December 31, 2012.

The guidelines for the assumptions adopted in relation to the scenarios contemplated as of December 31, 2013, in all cases the starting point involved rate adjustments similar to those now being applied by Gas Natural Fenosa, and values were kept constant until the time of the overall tariff review. In the case of MetroGAS, this was achieved by a combined adjustment of fixed charges, variable charges and a minimum billed amount, which is deemed acceptable based on the existing types and segmentation of customers.

The three scenarios developed as from the tariff review reflect different rate levels that might be reached on the basis of options that may arise when discussing tariff base amounts, the rate of profitability, level of investments to be made, operating costs typical to the industry and the area served by MetroGAS, competitiveness of industrial rates as compared with other countries in the region, the relation of such rates to the costs of alternative fuels, the desired ratio to be maintained between residential rates and those of other countries in the region, the subsidies that the Government may wish to maintain for certain user sectors, etc.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

A base assumption was contemplated, to which a probability of occurrence of 60% was assigned. Also, a pessimistic case was considered, contemplating a tariff adjustment slightly lower than in the base case, to which a probability of occurrence of 20% was assigned. Finally, for the optimistic case a rate adjustment slightly higher than in the base case was assumed, with a probability of occurrence of 20%.

The probability of occurrence of each cash flow scenario is based on: (a) the recent experience of Gas Natural Fenosa, another gas distribution company of the Buenos Aires metropolitan area (the major gas market in Argentina); as it has been mentioned, this company has not only concluded a renegotiation agreement with the Argentine Government, but has also had its new tariff scheme approved by ENARGAS and is now able to bill its distribution services pursuant to such new rates; (b) the current regulatory framework, which includes the Gas Law and the gas tariff regulations mentioned above; (c) ENARGAS Resolution No. 2,407/12, which established a new charge representing an approximately 54% increase in revenues from MetroGAS’s distribution margin as from December 2012; (d) the renegotiation agreements subscribed by all other gas distribution companies, other than the Company, pursuant to which agreements the parties have been enabled to start a full review of their rates and establish (i) a six-monthly review of rates in order to adjust them in accordance with the general cost variation index provided such indexes change by more than 5%, and (ii) a five-year review similar to the same-period review originally contemplated in MetroGAS license; (e) recent measures adopted by the Government, which have authorized increases in public passenger transport and road toll rates for national highways, and statements by officers of the Ministries of Economy and of Federal Planning and the Head of Cabinet, pointing out that both a reduction of subsidies in essential light, gas and electricity services, and a rise in provider companies’ rates are under study.

5.1.2	Impairment test for the fiscal year ended December 31, 2012 and January 1, 2012

The Company has identified some indicators of impairment and applied an impairment test on property, plant and equipment in accordance with the IFRS for the fiscal year ended December 31, 2012 and January 1, 2012. On the basis of this test, the book value of property, plant and equipment has been compared with the current value of the future cash flow to be generated by such assets. This estimate was made on the basis of a probability approach. Given the fact that the estimated discounted future cash flow exceeds in both exercises the book value of those assets, the Company determined that no impairment had occurred.

The most relevant premises based on which the Company has prepared its estimated cash flows are described below for the fiscal year ended December 31, 2012:

i.	Rate increases: projections were made by the Company based on an assumption of gradual rate increases from 2013 to 2018 up to rates significantly higher than current peso denominated rates.

ii.	Inflation rate: stable levels have been assumed, consistent with the levels observed at the end of the fiscal year.

iii.	Exchange rate: a 10% depreciation of the Argentine peso with respect to the U.S. dollars has been assumed.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Significant estimates concerning the different scenarios in relation to cash flows and the probability of occurrence of each of them are summarized below:

•	Basic scenario: For this cash flow it was assumed that rate levels similar to those currently applied by Gas Natural Fenosa will be reached, and then gradually increased so that the Company’s average historical tariffs will be reached. This cash flow scenario has been assigned a probability of occurrence of 66.5%.

•	Pessimistic scenario: For this cash flow it was assumed that rate levels only similar to those currently applied by Gas Natural Fenosa will be reached, followed by an integral tariff revision. This cash flow scenario has been assigned a probability of occurrence of 10.0%.

•	Optimistic scenario: For this cash flow it was assumed that rate levels will have been gradually achieved by 2018, and that those levels will bear to regional tariffs in South America, specially Brazil and Chile, the same proportion as in 2001. This cash flow scenario has been assigned a probability of occurrence of 23.5%.

The impairment test conducted at transition date January 1, 2012, assumed premises similar to those described above, except for the bankruptcy scenario that it contemplated. As of December 31, 2012 that bankruptcy scenario has not been considered on account of the following reasons: (a) approval by creditors of the reorganization proposal under the Company’s reorganization proceedings; (b) approval by the court of the arrangement made with creditors; (c) beginning of an effective rate increase based on ENARGAS Resolution No. 2,407/12 referred to above; and (d) an agreement with YPF for the purchase of Gas Argentino S.A. shares owned by BG; as of December 31, 2012 this company was the controlling shareholder and held a 70% interest.

5.2	Revenue recognition and trade receivables

Revenues are recognized on an accrual basis upon delivery to customers. This includes estimates of delivered gas or liquids amounts not yet billed at the end of each fiscal year, its transportation and distribution, if applicable. Amounts effectively delivered are estimated on the basis of purchased volumes and other historical data. Revenues related to the tariff increases established under Resolution No. 2407/12 as explained en Note 2.4.2 are recognized at the time they are accrued for billing to customers.

The Company is exposed to bad debt losses. The allowance for doubtful accounts is created on the basis of estimated payments received by the Company. While the Company uses available information to make such estimations, these provisions may possibly have to be adjusted in the future if future economic conditions differ substantially from the assumptions used in their preparation. The relevant charge is shown under selling expenses; no adjustments are made to revenues. In order to estimate the allowance for doubtful accounts, the Company permanently assesses the amount and nature of any trade receivables, including the age thereof and users’ financial condition.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

5.3	Provisions

The Company has certain contingent liabilities in relation to actual or threatened claims, lawsuits and other proceedings. A liability is accrued by MetroGAS when future costs are likely to be incurred and they may be reasonably estimated.

Such accruals are based on estimates arrived at on the basis of available data, Management estimates of results in relation to the issues involved and the opinion of legal counsel. These basic forward-looking presumptions and other key sources of uncertainty in estimates at the end of the reporting period involve a significant risk that material adjustments may be required in the book value of assets and liabilities during the next financial periods.

5.4	Deferred income tax and minimum presumed income tax

The Company establishes the accounting charge for the income tax according to the deferred tax method, which considers the effect of temporary differences resulting from the various bases for measuring assets and liabilities under accounting and tax criteria and the tax loss carried forward and unused tax credits which may be deducted from future tax gains, computed at the current tax rate, which at present amounts to 35%.

In addition, the Company determines the Minimum Presumed Income Tax (MPIT) by applying the current rate of 1% of assets to be considered at the close of every fiscal year. This tax is complementary of the income tax obligation. This tax is determined by application of an effective 1% rate on the tax basis of certain assets. The final tax liability will be the higher of income tax or minimum presumed income tax. However, if minimum presumed income tax is higher than income tax for any fiscal year, the excess amount may be computed as a payment on account of any excess income tax over minimum presumed income tax that may arise for any of the ten subsequent fiscal years.

The Company evaluates the recoverability of deferred income tax and MPIT taking into account the probability that some or all deferred tax assets or claims may not be realized. For purposes of this evaluation, the Company considers the scheduled reversion of deferred income tax liabilities, projected future tax profits, tax planning strategies and any objective evidence of recovery.

5.5	Application of IFRIC 12 “Service Concession Arrangements”

Interpretation No. 12 “Service Concession Arrangements” (IFRIC 12) establishes some accounting guidelines for private entities that provide public services under a service concession agreement or similar arrangement. IFRIC 12 is applicable to license holders depending, among other things, on the extent to which the grantor controls or regulates the services and any significant residual interest in the assets at the end of the term of the arrangement.

Considering that IFRIC 12 establishes general guidelines and principles, judgment is required to determine whether it is applicable due to the specific nature of each service concession or license and the complexity inherent in the different notions included in its interpretation.

The Company has examined the characteristics, conditions and terms currently in effect under its natural gas distribution License and the guidelines established by IFRIC 12. On the basis of such analysis, the Company concluded that its license is outside the scope of IFRIC 12, primarily

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

because of the features of its license renewal, which give a result similar to the possible outcome of a perpetual right for the operation of infrastructure. In this same respect and coincidentally, the CNV issued Resolution No. 613 on December 20, 2012, which sets forth the reasons and grounds on which in its opinion natural gas transportation and distribution services concession holders and their controlling entities are not within the scope of IFRIC 12.

Any change in license conditions should be analyzed in order to consider if it also represents a change in the analysis made.

6.	FINANCIAL RISK MANAGEMENT

6.1	Financial Risk Factors

The Company has in place several financial risk management policies that enable it to mitigate its exposure to the market risks involved in its business activity (including risks associated to fluctuations in exchange rates, interest rates and the price of the products sold by it), credit risk and liquidity risk.

The Company does not trade financial instruments, including derivative financial instruments include, for speculative purposes.

6.1.1	Market Risk

The Company is primarily exposed to financial risks related to fluctuations on exchange rate (see a) below) and interests rate (see b) below).

There have been no changes in the Company’s exposure to market risks or in which these risks are managed and measured.

a)	Exchange Risk

The Company made transactions in foreign currency, consequently it is exposed to exchange rate fluctuations. The Company is primarily exposed to fluctuations in U.S. dollar (U$S) – Argentine peso (Ps.) rate of exchange.

In accordance with the Public Emergency Law, enacted in January 2002, the rates charged by the Company for its natural gas distribution services have been translated to Argentine pesos and consequently most Company revenues are denominated in pesos.

On the other hand, the Company’s financial debt is denominated in U.S. dollars. It amounted to U$S 146,162 thousand as of December 31, 2013, and to a nominal amount of U$S 325,251 thousand.

As of December 31, 2013, the Company’s net monetary liabilities position amounted to U$S 138,861 thousand.

See Notes 12, 13, 14, 16, 17, 18, 20, 21 and 22 where describe the composition of currencies of financial assets and financial liabilities.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The Company estimates that considering the accounting value of debts, each 10% increase or decrease of the Argentine peso – U.S. dollar exchange rate would give rise to a Ps. 111 million loss or profit before taxes. This is a hypothetical sensitivity analysis, as the real impact of such fluctuations might differ significantly and change in the course of time.

The Company’s sensitivity to foreign currencies has decreased in the current fiscal year, mainly due to the exchange of reorganization debt (See Notes 2.2, 17, 18 and 31).

b)	Interest Rate Risk

MetroGAS has a limited exposure to risks associated with interest rate fluctuations, because 100% of its financial indebtedness bears interest at a fixed rate.

On the other hand, the Company seeks to conduct financial transactions with top-level entities; these transactions include demand deposits and mutual fund investments. As of December 31, 2013, current investments in mutual funds and interest-bearing checking accounts amounted to Ps. 53,616 thousand. Such placements of funds bear interest at variable rates.

c)	Price Risk

The Company is not exposed to a commodity price risk in its gas distribution segment because the rates currently charged by MetroGAS to its customers are subject to regulation, and the regulatory framework contemplates a mechanism for the transfer of gas purchase costs to rates. (See Note 2.4)

Also, the prices of natural gas for industrial use in the sales segment are determined solely on the basis of local and domestic supply and demand.

MetroENERGÍA in particular subscribes natural gas forward sales contracts for a maximum one-year term. For this purpose, MetroENERGÍA purchases gas from producers and suppliers pursuant to the terms arising from availability and market conditions at the relevant time. However, most natural gas volumes under contracts with industrial customers are obtained from suppliers pursuant to the same terms as to delivery time, while any remaining quantities are derived from shorter-term purchases based on price and availability conditions at each gas basin.

6.1.2	Credit Risk

Credit risk is the risk that counterparty will default on its contractual obligations, with a consequent financial loss to the Company. This risk is primarily derived from economic and financial factors, or the possibility of counterparty’s default or more strictly technical, commercial or administrative factors.

As regards the credit risk involved in trade receivables derived from the Company’s commercial activities, this risk has been historically limited given the short term for collection from customers, which implies that no significant individual amounts are accumulated. The Company has the power to cut supply in case of a customer’s failure to make payment; this tool is used and makes the process of credit risk assessment and control easier.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Allowances for doubtful accounts are recorded (i) for the exact amount of any claims representing an individual risk (risk of bankruptcy, customers involved in legal proceedings against the Company); (ii) for claims other than those described in (i), provisions are recorded for customer segments taking into account the age of claims and historical charges for uncollectible amounts. According to the policy currently in effect, the Company provides for 100% of any unpaid claims overdue for more than one year. Total overdue balances not covered by provisions for bad debts amount to Ps. 50,870 thousand as of December 31, 2013, and to Ps. 33,406 thousand as of December 31, 2012 and to Ps. 63,997 thousand as of January 1, 2012.

The Company has a wide range of customers, including residential, commercial, industrial – small and big – customers and governmental entities. The concentration of credit risk with any customer does not exceed 5% of gross monetary assets at any time of the year.

Also, credit risk affects cash and cash equivalents, and bank and financial entity deposits, the Company do its financial operations in first rate entities.

The Company’s maximum exposure to credit risk, broken down by type of financial instrument, is detailed below:

	Maximum exposure as of
	12.31.13	12.31.12	01.01.12
Cash and cash equivalents	116,592	153,208	207,278
Trade receivables	339,257	258,705	231,331
Other receivables	32,191	20,803	18,318

As of December 31, 2013, 2012 and January 1, 2012, the allowance for doubtful accounts amounts to Ps. 14,375, Ps. 15,447 and Ps. 16,959 thousand, respectively. This provision represents the best Company’s estimate of losses incurred in relation to trade receivables.

Note 12 and 13 details the aging of trade receivables and other receivables, respectively.

6.1.3	Liquidity Risks

Liquidity risk represents the Company’s inability to meet its short and long-term financial commitments.

At present the Company’s liquidity is one of the main items on which Management’s attention is focused, due to the difficulties that the Company is going through. The absence of rate increases, constantly increasing operating costs and the lack of certainty as to the effective implementation of rate increases are factors that have a direct impact on MetroGAS liquidity.

As of December 31, 2013 MetroGAS recorded a negative working capital of Ps. 175,767 thousand.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

MetroGAS continues to encourage negotiations in an attempt to reach an agreement that may contemplate tariff increases so as to restore the feasibility of its business. If current circumstances continue, the Company has contemplated a number of actions to be taken in order to mitigate the impact of its financial condition, including to:

•	Bring claims for rate increases (including the transfer thereto of any municipal taxes) before Argentine authorities;

•	Make efforts to achieve a strict cash management and expense control;

•	Demand additional capital contributions from Company shareholders;

•	Change payment terms with major suppliers and Trusts Funds; and

•	Obtain funding from third parties.

In spite of the fact that the Company is already taking some of the actions referred to above, its future remains uncertain.

In the table below the maturities of financial liabilities as of December 31, 2013, 2012 and January 1, 2012 are detailed:

	12.31.13
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Financial debt	—	—	398	952,726	953,124
Reorganization liabilities	—	17,040	—	—	17,040
Trade payable	232,060	—	229,529	—	461,589
Other accounts payable	—	10,751	—	—	10,751
Salaries and social security	—	—	61,010	—	61,010
Income tax and minimum presumed income	—	—	32,269	—	32,269
Other taxes payable	—	—	94,157	7,898	102,055
Total	232,060	27,791	417,363	960,624	1,637,838

	12.31.12
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Reorganization liabilities	—	1,429,301	—	—	1,429,301
Trade payable	169,842	—	165,945	—	335,787
Other accounts payable	—	9,598	81	—	9,679
Salaries and social security	—	—	49,286	—	49,286
Income tax and minimum presumed income tax (“MPIT”) liability	—	—	10,271	—	10,271
Other taxes payable	—	—	55,798	8,996	64,794
Total	169,842	1,438,899	281,381	8,996	1,899,118

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	01.01.12
	Due Date
	Past due	Without due date	Becoming due
	From 0 to 1 year		From 0 to 1 year	More than 1 year	Total
Financial liabilities
Reorganization liabilities	—	1,319,615	—	—	1,319,615
Trade payable	42,359	—	194,995	—	237,355
Other accounts payable	—	8,814	112	—	8,926
Salaries and social security	—	—	39,425	—	39,425
Income tax and minimum presumed income tax (“MPIT”) liability	—	—	12,979	—	12,979
Other taxes payable	—	—	32,520	—	32,520
Total	42,359	1,328,429	280,031	—	1,650,820

No financial liability bears interest, other than Financial Debt. (See Note 17)

Maturities of financial assets are detailed in notes 12 and 13.

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF S.A. YPF’s credit facility proposal has a BADLAR cost (around an annual rate of 19%) plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of December 31, 2013 the Company has not made use of this facility.

6.2	Capital Risk Management

The main goal of the Company’s capital management is to preserve credit quality and capital ratios so as to be able to sustain its business and maximize value for its shareholders.

The capital structure of the Company includes its net indebtedness (the financial debt detailed in note 17 and 18, including cash balances and cash equivalents) and the Shareholder’s equity.

In the table below the debt rate as of December 31, 2013 and 2012 are detailed:

	12.31.13	12.31.12
Financial debt	953,124	1,282,280
Cash and cash equivalents	(116,592)	(153,208)

Net financial debt	836,532	1,129,072
Equity	424,117	167,287
Debt rate	197%	675%

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

7.	FINANCIAL INSTRUMENTS

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the statement of financial position, as it may correspond.

	12.31.13
	Financial assets	Financial assets at
	carried at amortised	fair value through	Total financial
	cost	profit or loss	assets
Trade receivables	339,257	—	339,257
Other receivables	32,191	—	32,191
Cash and cash equivalents (excluding bank overdraft)	62,976	53,616	116,592

Total	434,424	53,616	488,040

	Financial liabilities
	carried at amortised	Financial liabilities at	Total financial
	cost	fair value	liabilities
Reorganization liabilities	17,040	—	17,040
Trade payable	461,589	—	461,589
Other accounts payable	10,751	—	10,751
Other taxes payable	102,055	—	102,055
Salaries and social security	61,010	—	61,010
Income tax and minimum presumed income tax (“MPIT”)	32,269	—	32,269
Financial debt	953,124	—	953,124

Total	1,637,838	—	1,637,838

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Financial assets	Financial assets at
	carried at amortised	fair value through	Total financial
	cost	profit or loss	assets
Trade receivables	258,705	—	258,705
Other receivables	20,803	—	20,803
Cash and cash equivalents (excluding bank overdraft)	42,781	110,427	153,208

Total	322,289	110,427	432,716

	Financial liabilities
	carried at amortised	Financial liabilities at	Total financial
	cost	fair value	liabilities
Reorganization liabilities	1,429,301	—	1,429,301
Trade payable	335,787	—	335,787
Other accounts payable	9,679	—	9,679
Other taxes payable	64,794	—	64,794
Salaries and social security	49,286	—	49,286
Income tax and minimum presumed income tax (“MPIT”)	10,271	—	10,271

Total	1,899,118	—	1,899,118

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	01.01.12
	Financial assets	Financial assets at
	carried at amortised	fair value through	Total financial
	cost	profit or loss	assets
Trade receivables	231,331	—	231,331
Other receivables	18,318	—	18,318
Cash and cash equivalents (excluding bank overdraft)	130,957	76,321	207,278

Total	380,606	76,321	456,927

	Financial liabilities
	carried at amortised	Financial liabilities at	Total financial
	cost	fair value	liabilities
Reorganization liabilities	1,319,615	—	1,319,615
Trade payable	237,355	—	237,355
Other accounts payable	8,926	—	8,926
Other taxes payable	32,520	—	32,520
Salaries and social security	39,425	—	39,425
Income tax and minimum presumed income tax (“MPIT”)	12,979	—	12,979

Total	1,650,820	—	1,650,820

7.1	Determination of Fair Value

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When estimating the fair value of an asset or liability, the Company takes into account the features of such asset or liability if those features are considered by market participants when valuing such asset or liability at the measurement date. Fair value for purposes of measurement and/or disclosure in these consolidated financial statements is determined on such basis, except for any leasing transactions, within the scope of IAS 17 and measurements that have certain similarities to, but are not the same as, fair value, such as the realizable value under IAS 2 or the value in use under IAS 36. All the financial instruments recognized at fair value are assigned to one of the levels of the value measurement hierarchy under IFRS 7. This measurement hierarchy has three levels. The initial basis for allocation is the “economic investment class”. Pursuant to IFRS 7, fair value must be determined with the use of value measurement techniques that maximize the use of observable data.

Fair-value measurement of MetroGAS financial instruments is classified according to the three levels established by IFRS 7 based on the degree at which entries for measurements of reasonable value are noticeable and the relevance of said entries for measurements of reasonable value as a whole, which are described below:

•	Level 1: Fair value is determined on the basis of observed prices in an active market for identical assets or liabilities that the Company may take as benchmark at the end of the fiscal year. An active market is a market with a high level of trading, and sufficient permanently available information on prices. As an observed price in an active market is the most reliable indicator of fair value, this price, if available, is always to be used.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

•	Level 2: Fair value is determined on the basis of observable information other than observed prices mentioned in Level 1 for financial asset or liabilities, whether directly (for instance, prices) or indirectly (for instance, derived from prices).

•	Level 3: Fair value is determined through unobservable indicators and the company is required to develop its own hypotheses and premises. This is only allowed to the extent no market information is available. Any data included reflect the estimates that a market participant would take into account to set prices. The Company uses the best available information, including in-company data. MetroGAS does not have any financial instruments qualifying as Level 3 instruments.

The only financial assets of the Company that are measured at fair value at the end of the reporting period are mutual funds, the fair value of which is determined by their quoted prices (level 1).

There are not financial liabilities subsequently measured at fair value.

The Company believes that the book value of its financial assets and liabilities as recognized in its financial statements is near their respective fair value.

Total profits for the fiscal year include a profit of $ 15,849 thousand and $ 10,626 thousand for fiscal years 2013 and 2012, respectively, in relation to financial assets measured at fair value.

8.	INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest:

Directly controlled company	Percentage of capital stock and voting rights held
	12.31.2013	12.31.2012	01.01.2012
MetroENERGÍA	95%	95%	95%

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

BG Argentina SA and YPF Inversora Energética SA decided at the General Ordinary Shareholders’ Meeting, dated April 26, 2013, to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is cancelled, pursuant to which the dividends approved shall be paid in full to the major shareholder, MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

9.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the CODM, for the purpose of resource allocation and performance assessment of the segment.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	12.31.13
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	1,224,201	725,938	(13,928)	1,936,211
Gross (loss) profit	26,489	91,834	(55,448)	62,875
Income on investments in companies	55,448	—	(55,448)	—
Financial income	18,965	6,561	—	25,526
Financial cost	(357,457)	(9,674)	—	(367,131)
Result before income tax	445,467	88,720	(55,447)	478,740
Income tax and minimum presumed income tax (“MPIT”)	(190,531)	(31,379)	—	(221,910)
Total net and comprehensive result for the year	254,936	57,341	(55,447)	256,830
Total assets	2,219,360	188,588	(62,950)	2,344,998
Total liabilities	1,798,126	130,936	(8,181)	1,920,881
Depreciation of PP&E and investment property	(81,088)	—	—	(81,088)
Increase in PP&E	166,046	—	—	166,046
Investments in subsidiaries	54,769	—	(54,769)	—

	12.31.12
	MetroGAS	MetroENERGIA	Adjustments and eliminations	Total
	Distribution	Trading
Revenues	1,020,579	469,507	(8,711)	1,481,375
Gross (loss) profit	(99,835)	33,056	(19,555)	(86,334)
Income on investments in companies	20,294	—	(20,294)	—
Financial income	26,567	3,350	—	29,917
Financial cost	(165,070)	(6,447)	—	(171,517)
Result before income tax	(238,338)	29,960	(19,556)	(227,934)
Income tax and minimum presumed income tax (“MPIT”)	59,592	(10,486)	—	49,106
Total net and comprehensive result for the year	(178,746)	19,474	(19,556)	(178,828)
Total assets	2,155,751	111,753	(47,002)	2,220,502
Total liabilities	1,989,453	91,968	(28,206)	2,053,215
Depreciation of PP&E and investment property	(76,072)	—	—	(76,072)
Increase in PP&E	111,178	—	—	111,178
Investments in subsidiaries	18,796	—	(18,796)	—

The accounting policies for these reporting segments are the same ones followed by the Company and detailed in Note 4.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

10.	PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 12-31-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	15,654	—	—	—	15,654	—	—	—	—	15,654	15,654	15,654
Building and civil constructions	70,185	—	1,648	—	71,833	26,198	—	1,361	27,559	44,274	43,987	45,292
High pressure mains	295,089	—	1,580	(602)	296,067	195,264	(395)	4,931	199,800	96,267	99,825	103,979
Medium and low pressure mains	1,831,798	—	87,278	(8,672)	1,910,404	607,791	(4,512)	42,512	645,791	1,264,613	1,224,007	1,201,655
Pressure regulating stations	65,047	—	17,409	—	82,456	42,005	—	2,211	44,216	38,240	23,042	25,136
Consumption measurement installations	357,086	—	6,657	(3,688)	360,055	177,120	(2,091)	13,570	188,599	171,456	179,966	188,284
Other technical installations	53,317	—	1,872	—	55,189	47,376	—	855	48,231	6,958	5,941	6,145
Machinery, equipment and tools	29,691	—	1,106	—	30,797	26,798	—	576	27,374	3,423	2,893	2,417
Computer and telecommunications equipment	204,882	—	22,114	(323)	226,673	168,506	(263)	12,683	180,926	45,747	36,376	31,583
Vehicles	10,986	—	2,830	(601)	13,215	9,956	(601)	954	10,309	2,906	1,030	1,789
Furniture and fixtures	5,466	—	10	—	5,476	5,462	—	2	5,464	12	4	6
Materials	23,399	47,200	(20,664)	(8,353)	41,582	—	—	—	—	41,582	23,399	21,388
Gas in pipelines	214	—	—	—	214	—	—	—	—	214	214	214
Work in progress	83,061	118,846	(124,631)	—	77,276	—	—	—	—	77,276	83,061	68,298
Distribution network extensions constructed by third parties	64,663	—	2,791	—	67,454	16,262	—	1,313	17,575	49,879	48,401	47,405

Subtotal	3,110,538	166,046	—	(22,239)	3,254,345	1,322,738	(7,862)	80,968	1,395,844	1,858,501	1,787,800	1,759,245

Allowance for obsolescence of materials	(1,369)	(2,178)	—	364	(3,183)	—	—	—	—	(3,183)	(1,369)	(1,035)
Allowance for disposal of Properties, plant and equipment	(5,501)	(4,641)	—	4,427	(5,715)	—	—	—	—	(5,715)	(5,501)	(6,694)

Total as of December 31, 2013	3,103,668	159,227	—	(17,448)	3,245,447	1,322,738	(7,862)	80,968	1,395,844	1,849,603	1,780,930	1,751,516

Total as of December 31, 2012	3,004,262	106,028	—	(6,622)	3,103,668	1,252,746	(5,960)	75,952	1,322,738		1,780,930

As mentioned in Note 2.8.1 a substantial portion of the Properties, plant and equipment are defined as “Essential Assets” and there are certain restrictions over them described in the mentioned note.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

11.	INVESTMENT PROPERTIES

	ORIGINAL VALUE		DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 12-31-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	1,847	1,847	—	—	—	—	1,847	1,847	1,847
Building	5,971	5,971	2,359	2.00%	120	2,479	3,492	3,612	3,731

Total as of December 31, 2013	7,818	7,818	2,359		120	2,479	5,339	5,459	5,578

Total as of December 31, 2012	7,818	7,818	2,240		119	2,359		5,459

As of December 31, 2013, the fair value amounted to Ps. 47,988 thousand.

The fair value of investment properties of the Company at December 31, 2013 was obtained by independent valuers not related to MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

12.	TRADE RECEIVABLES

	12.31.13	12.31.12	01.01.12
Current
Trade receivables	232,604	213,731	185,822
Unbilled revenues	110,877	52,347	55,213
Related parties	276	376	477
Tax on banking transactions to be recovered	9,875	7,698	6,778
Allowance for doubtful accounts	(14,375)	(15,447)	(16,959)

Total Current	339,257	258,705	231,331

The aging analysis of the trade receivables is as follows:

	12.31.13	12.31.12	01.01.12
-Past due
under 3 months	37,476	17,112	23,825
from 3 to 6 months	5,620	12,003	10,679
from 6 to 9 months	6,107	3,498	30,769
from 9 to 12 months	2,051	587	1,093
from 1 to 2 years	5,056	5,614	7,310
more than 2 years	8,935	10,039	7,280

Subtotal	65,245	48,853	80,956

-Becoming due
under 3 months	280,980	218,125	162,211
from 3 to 6 months	2,469	3,311	1,735
from 6 to 9 months	2,469	1,938	1,694
from 9 to 12 months	2,469	1,925	1,694

Subtotal	288,387	225,299	167,334

Allowance for doubtful accounts	(14,375)	(15,447)	(16,959)

Total	339,257	258,705	231,331

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	225,010	185,633	157,781
US$	114,247	73,072	73,550

Total	339,257	258,705	231,331

The roll forward of the allowance for doubtful accounts is as follow:

	12.31.13	12.31.12
Balance at beginning of year	15,447	16,959
Increases (*)	6,148	3,418
Decreases	(7,220)	(4,930)

Balance at end of year	14,375	15,447

(*)	Charged to Doubtfull account expenses (see Note 24. Expenses by nature)

The Company has a broad range of customers, including residential, commercial, industrial (small and large) and government entities customers. When determining the recoverability of a trade receivable, the Company takes into account any changes in the credit quality of such account as from the date when credit was initially granted to the end of the reporting period. There is a limited concentration of credit risk because the Company has a large base of independent customers.

Due to the terms under which the Company provides a public service, no analysis with internal or external credit ratings is carried out. Note 6.1.2 includes a description of the credit risk and the analysis carried out by the Company in connection with trade receivables.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

13.	OTHER RECEIVABLES

	12.31.13	12.31.12	01.01.12
Non current:
Related parties	3,631	—	—
Expenses paid in advance	2	336	332

Subtotal non current	3,633	336	332

Current:
Advances to employees	233	355	287
Insurance paid in advance	196	3,553	3,454
Expenses paid in advance	1,035	2,498	1,861
Trust Fund Agreement Enargas resolution N° 2407	17,098	2,049	—
Pension and tax credits	200	236	2,729
Expenses recoverable	793	916	4,818
Related parties	615	—	—
Advances to fixed assets suppliers	2,911	9,030	1,169
Miscellaneous	5,477	1,830	3,668

Subtotal current	28,558	20,467	17,986

Total	32,191	20,803	18,318

The aging analysis of the other receivables is as follows:

	12.31.13	12.31.12	01.01.12
-Past due
under 3 months	4,661	259	2,398
from 3 to 6 months	134	315	456
from 6 to 9 months	156	214	116
from 9 to 12 months	171	365	54
from 1 to 2 years	415	246	169
more than 2 years	479	411	512

Subtotal	6,016	1,810	3,705

-Without due	22	21	3,118

-Becoming due
under 3 months	21,690	14,288	4,703
from 3 to 6 months	478	2,973	4,937
from 6 to 9 months	266	1,206	1,214
from 9 to 12 months	86	169	309
from 1 to 2 years	2	325	332
more than 2 years	3,631	11	—

Subtotal	26,153	18,972	11,495

Total	32,191	20,803	18,318

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	28,035	16,135	14,812
US$	4,156	4,668	3,390
Euros	—	—	116

Total	32,191	20,803	18,318

14.	CASH AND CASH EQUIVALENTS

In order to be considered for the consolidated statements of cash flows, cash and cash equivalents is as follows:

	12.31.13	12.31.12	01.01.12
Cash and banks	62,976	42,781	54,840
Mutual funds	53,616	110,427	76,321
Time deposits	—	—	76,117

Total	116,592	153,208	207,278

The carrying amount of the Company’s cash and cash equivalents is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	115,078	152,474	196,080
US$	1,431	674	11,142
Libra esterlina	43	29	28
Euros	27	20	17
Reales	13	11	11

Total	116,592	153,208	207,278

From cash and cash equivalents as of December 31, 2013, 2012 and as of January 1, 2012, Ps. 77,273 thousand, Ps. 47,606 thousand and Ps. 53,499 thousand, respectively, correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

15.	ISSUED CAPITAL

As of December 31, 2013, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in:

Classes of shares	Subscribed, registered and paid in (thousands of Ps.)
Outstanding:
Book-entry common shares, with a par value of Peso one each, and the right to one vote per share:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock at 12.31.13	569,171

The most recent capital increase that raised the capital stock to Ps. 569,171 thousand was approved by the General Extraordinary Shareholders’ Meeting held on March 12, 1997 was authorized on April 8, 1997 by the CNV and on April 10, 1997 by the Buenos Aires Stock Exchange and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244 of Book 121, Volume “A” Sociedades Anónimas.

The capital stock of the Company is composed as follows: 70% is held by the investment company Gas Argentino; 20%, which was originally owned by the Argentine Government, was offered through a public offering as described below and the remaining 10% is subject to the Employee Stock Ownership Plan (the “ESOP”).

In accordance with the Transfer Agreement, the Argentine Government sold 20% of its capital stock in MetroGas through a public offering, represented by 102,506,059 Class “B” shares, which shares are held by private investors.

On November 2, 1994, the CNV through Resolution No. 10,706 authorized the listing of the total number of shares comprising the capital stock of the Company at such date. At the same time, ADSs were issued in the United States of America and registered with the Securities & Exchange Commission (“SEC”). The Company’s shares are traded on the Buenos Aires Stock Exchange (“BCBA”) and the ADSs are traded on the New York Stock Exchange (“NYSE”). On June 17, 2010, the NYSE informed that the MetroGAS ADSs had been suspended from trading on the NYSE as a result of the announcement of the filing of a petition for the Company’s reorganization proceedings on that date. At the time of issuance of these financial statements the NYSE keeps suspension of trading of its MetroGAS ADSs.

On December 31, 2013, the Company accumulated losses that exceeded more than 50% of our capital and reserves and amounted to Ps. 878,082 thousand. For this reason, the Company is affected by the regulations from Section 206 of the Argentine Corporations Law No. 19,550, which stipulate a mandatory reduction in its capital. (See Note 31 Subsequent Events)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

15.1	Employee Stock Ownership Plan

PEN Decree No. 1,189/92, which provides for the creation of the Company, establishes that 10% of the capital stock represented by Class “C” shares has to be included in the Employee Stock Ownership Plan (“ESOP”), as required by Law No. 23,696, Chapter III, whose instrumentation was approved on February 16, 1994 by PEN Decree No. 265/94. The Class “C” shares shall be held by a trustee for the benefit of the employees of “Gas del Estado” transferred to MetroGAS, who remain being employed by MetroGAS on July 31, 1993 and who elect to participate in the ESOP.

In addition, the Company’s By-laws provide for the issuance of profit sharing bonds as defined in Section 230 of Law No. 19,550 in favor of all regular employees, distributing 0.5% of the net earnings of each year among the beneficiaries of this program. Accrued amounts will be deductible as expenses in the statement of profit and loss and other comprehensive income for each year, in so far as there are appropriated retained earnings.

ESOP participants acquired their shares from the National Government for Ps. 1.10 per share, either paying in cash or applying the dividends on any such shares and a 50% of their Profit-sharing bonds to the purchase price. The trustee will maintain the Class “C” shares in custody until they are paid in full.

Once Class “C” shares are fully paid, they may be converted into Class “B” shares at the request of the holders. The decision regarding the conversion of Class “C” shares must be taken by the holders of said Class “C” shares, acting as a single class. So long as the requirements set forth in this plan are not met, neither the By-laws of the Company nor the relevant shareholding percentages may be changed.

On March 6, 2008, the Board of Directors of MetroGAS approved the procedure for the conversion of the Class “C” shares into Class “B” shares requested by the ESOP Executive Committee by the note dated March 3, 2008.

On May 21, 2008, the CNV notified MetroGas that the transfer procedure is subject to the presentation of the National Government Resolution approving the payment of the purchase price balance of the Class “C” shares. The early cancellation was approved by the Ministry of Economy through Resolution No. 252 on August 22, 2008.

On December 30, 2008, the ESOP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notice.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

16.	OTHER TAXES PAYABLES

	12.31.13	12.31.12	01.01.12
Non current:
Others taxes	7,898	8,996	—

Total non current	7,898	8,996	—

Current:
Value added tax	21,569	13,841	4,194
GCABA study, revision and inspection of works in public space levy	28,973	19,739	12,234
Tax GNC	4,954	5,504	4,885
Turnover tax	6,365	3,456	2,359
Provincial and municipal taxes	29,140	11,562	6,992
Hydric infraestructure rate	1,515	1,621	1,144
Others taxes	1,641	75	712

Total current	94,157	55,798	32,520

Total	102,055	64,794	32,520

The carrying amount of the Company’s other taxes payables are denominated in pesos.

17.	FINANCIAL DEBT

The table below shows the changes occurred in the balance of financial debt as of December 31, 2013:

12.31.13
Balance at beginning of year	—
Initial mesurement of notes at fair value at 01.11.13	646,996
Accrued interest at effective interest rate	115,298
Exchange loss	221,117
Interest payment	(30,287)

Balance at end of year	953,124

In compliance with the arrangement made with creditors under the reorganization proceedings described in Note 2.2, on January 11, 2013 MetroGAS proceeded to exchange any existing notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes. The issuance of new notes was approved by a decision of the Issuer Department of the CNV dated December 26, 2012, under the Global Notes Program of MetroGAS, for a nominal value of up to U$S 600 million.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The Company issued the following notes to be delivered in exchange for existing notes, classified as Reorganization liabilities originated on financial debt:

•	Series A-L for an amount of U$S 163,003,452

•	Series B-L for an amount of U$S 122,000,000, and in exchange for the Company’s non-financial debt:

•	Series A-U for an amount of U$S 16,518,450

•	Series B-U for an amount of U$S 13,031,550.

Also, on the same date MetroGAS exercised the power contemplated in the petition for reorganization proceedings filed by it and officially approved by the court, in order to capitalize the interest accrued on Class A Notes from January 1, 2011 to December 31, 2012, and pay in cash any interest accrued as from January 1, 2013 to the date of issuance.

As from the date of issuance, all obligations of the Company under the Existing Notes and Non-Financial Debt were terminated, and any rights, interest and benefits stipulated therein were voided and canceled. Consequently, the Existing Notes and Non-Financial Debt were extinguished and have ceased to be obligations enforceable against the Company.

Exchange under the debt restructuring was accounted for as an extinguishment of debt pursuant to the guidelines established in IFRS 9, as explained in Note 4.

The table below contains a detail of income before taxes incurred upon the restructuring of reorganization debt:

For the year ended, 12.31.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between the 1/1/13 and 1/11/13	(1,866)

Subtotal	1,420,719

Initial recognition of Series A and B Notes at fair value	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)

Debt restructuring income before taxes	757,470

(1)	Includes Ps. 134,335 thousand of capitalized interest on Series A notes.

The New Notes are denominated in U.S. dollars and their principal amounts as of the date of issue were determined as follows: (i) a Class A Notes equivalent to 53.2% of the amount of the respective allowed or provisionally admitted unsecured claim, and (ii) Class B Notes equivalent to 46.8% of the amount of the respective allowed or provisionally admitted unsecured claim. In turn, two different series of New Notes were issued within each such class for the purpose of distinguishing unsecured claims derived from existing notes (Series L) from other unsecured claims (Series U). Also, the Company offered to pay on the issue date of the New Notes an amount equivalent to any interest that might have accrued on the above Class A New Notes as from

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

January 1, 2011 to the issue date, at an annual nominal interest rate of 8.875%. Pursuant to the proposal and at the Company’s option, such interest accrued until December 31, 2012, has been capitalized. The principal of the New Notes will be repaid in full at maturity on December 31, 2018, in a lump sum payment. Class A New Notes will be payable pursuant to their terms as from their issue date. Class B New Notes will be payable pursuant to their terms solely as from the date when (a) an acceleration of maturity of Class A New Notes results from the occurrence of certain events of default under the main terms and conditions of the New Notes, or (b) holders of not less than 25% of Class A New Notes, Series L, request in writing to the Debtor and trustee an acceleration of maturity of Class A New Notes as a result of the occurrence of certain events of default under the main terms and conditions of the New Notes (any of the events described in (a) or (b), a “Triggering Event”), provided such Triggering Event occurs: (i) within the first year counted as from the issue date of the New Notes, or (ii) on or before June 30, 2014, whichever is earlier (the “Deadline”). In the event that a Triggering Event has not occurred on or be the Deadline, then Class B New Notes shall be automatically cancelled and the Company shall have no debt outstanding thereunder. Class A New Notes shall bear interest on their outstanding principal amount at an annual nominal rate of 8.875% as from their respective issue date to the date of payment thereof, which interest shall be computed and paid pursuant to their terms and conditions. Class B New Notes shall bear interest on the principal amount of such Class B New Notes solely upon the occurrence of a Triggering Event before the Deadline and as from the time of occurrence of such Triggering Event. Such interest shall also accrue at an annual nominal rate of 8.875% as from the date of the Triggering Event to the date of payment of such Class B New Notes, which interest shall be computed and paid pursuant to their specific terms and conditions.

Under the terms and conditions for the issue of New Notes, the Company and its subsidiaries shall comply with a series of restrictions which, among others, and in general terms, are those listed below. A detailed description of them, as well as their implementation details and specifications, have been included in the corresponding Prospect.

•	Incur or guarantee any debt;

•	Make any restricted payments, including any payment of dividends;

•	Effect any sale of assets;

•	Make investments of any kind;

•	Carry out sale and leaseback transactions;

•	Carry out transactions with related companies;

•	Create or assume any liens;

•	Make any mergers or consolidations; and

•	Make any sale or lease all or substantially all their respective assets.

No event of default has occurred as of December 31, 2013. During fiscal year 2013 the Company has complied with the terms and covenants established under the Offering Circular.

Also, the conditions of issuance include a mandatory Redemption provision with Excess cash. Excess cash mean, for any calculation period of excess cash, the higher amount between the sum resulting from the calculation that starts at EBITDA, is adjusted according to the relevant terms of issue, mainly with the items that affect Company funds which are not part of EBITDA, and the balance of cash funds which, at the close of operations of the last day of such period of calculation of excess cash, are above U$S 10 million.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The above mentioned calculation period is six months, starting on April 1 or October 1 and ending on March 31 or September 30.

Available excess cash are the excess cash for the relevant calculation period minus the cash deficit at the close of operations of the last day of the period, while net available excess cash result from the available excess cash minus net capitalized interest.

The Company shall use the available excess cash to redeem pro rata any Class A Notes, and at any time after the occurrence of a Triggering Event, any outstanding Class B Notes by means of a prepayment of Notes, provided that the Company has not allocated such available amount of net excess cash to make any purchases in the market. Remaining funds after the above mentioned redemptions shall be referred to as net available excess cash.

The Company made the corresponding calculation for the first and second periods finished on March 31, 2013 and September 30, 2013, from which no excess cash resulted.

On March 26, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of interest payable on June 30, 2013 and to issue Additional Notes for such capitalization.

Furthermore, the Board also decided to issue New Notes for the new unsecured creditors, as long as their credits have been verified by a ruling in the Reorganization Proceedings.

On July 25, 2013, MetroGAS issued:

•	Notes of Late Verification:

✓	Series A-U: U$S 5,087,459

✓	Series B-U: U$S 4,013,541

•	Notes of Capitalization

✓	Additional Series A-L: U$S 6,756,665

✓	Additional Series A-U: U$S 704,581

On October 9, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 50% of the portion subject to capitalization of interest payable on December 31, 2013 and to issue Additional Notes for such capitalization.

On January 29, 2014, MetroGAS issued:

•	Notes of Capitalization

✓	Additional Series A-L December 2013: U$S 3,516,500

✓	Additional Series A-U December 2013: U$S 371,456

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF S.A. YPF’s credit facility proposal has a BADLAR cost (around an annual rate of 19%) plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of December 31, 2013 the Company has not made use of this facility.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

18.	REORGANIZATION LIABILITIES

	12.31.13	12.31.12	01.01.12
Taxes payable	16,262	19,611	46,140
Trade payables	181	94,297	118,983
Related parties	—	31,600	31,600
Salaries and social security	597	596	3,534
Financial debts	—	1,282,280	1,119,331
Others liabilities	—	917	27

Total	17,040	1,429,301	1,319,615

The carrying amount of the Company’s reorganization liabilities is denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	17,040	146,996	200,258
US$	—	1,106,676	968,513
Euros	—	175,629	150,844

Total	17,040	1,429,301	1,319,615

The table below contains a detail with the evolution of reorganization liabilities:

	12.31.13	12.31.12
Balance at beginning of year	1,429,301	1,319,615
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	(1,422,585)	—
Agreements with preferred creditors	(816)	—
Exchange difference	9,832	162,948
Provisions reclassified	699	—
Adjustment of reorganization liabilities and others	609	(53,262)

Balance at the end of year	17,040	1,429,301

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The table below sets forth the composition and the original terms and conditions of issuance of the Company’s financial debt that as of December 31, 2012 and January 1, 2012 is recorded in “Reorganization Liabilities” line item of the statement of financial position and that was exchanged for new notes as described in Note 17:

				Amount
	Currency	Interest Rate	Maturity	12.31.12	01.01.12
Notes

Series B (1)	Euros	(8)	09/27/2002	1,971	1,693
Interest Payable		—	—	1,122	964

Notes (2)

Series 1	U$S	(3 and 8)	12/31/2014 (6 and 8)	1,036,938	907,477
Series 2 Class A	U$S	(4 and 8)	12/31/2014 (7 and 8)	30,761	26,921
Series 2 Class B	Euros	(5 and 8)	12/31/2014 (7 and 8)	169,565	145,635
Interest Payable		-	—	41,923	36,641

Financial Debt				1,282,280	1,119,331

1)	Refers to the creation of a Global Note Program for the issuance of simple non-convertible negotiable obligations approved by the General Extraordinary Shareholders´ Meeting held on December 22, 1998.
2)	Refers to the Global Note Program referred to in point (1) extended for 5 years by the General Extraordinary Shareholders´ Meeting held on October 15, 2004 and subsequently extended for another additional period of 5 years by the General Extraordinary Shareholders´ Meeting held on February 24, 2010.
3)	Notes of this Series will bear an annual interest rate of 8% for the years 2006-2010 and 9% thereafter.
4)	Notes of this Series will bear an annual interest rate of 3% for the year 2006, 4% for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% thereafter.
5)	Notes of this Series will bear an annual interest rate of 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.
6)	The principal amortization schedule according to the original terms is as follows: 5% on June 30 and December 31, 2010; 10% each June 30 and December 31 thereafter until December 31, 2012 and 12.5% each June 30 and December 31 thereafter until December 31, 2014.
7)	The principal amortization schedule according to the original terms is as follows: 16-2/3% on June 30 and December 31, 2012; 16-2/3% each June 30 and December 31 thereafter until December 31, 2014.
8)	Financial income have been accruing until the date of filing of the reorganization proceedings, at which time the accrual of interest was suspended according to Section 19 of Argentine Bankruptcy Law.

Filing a petition for Reorganization Proceedings gave rise to an event of default under the Global Note Program of MetroGAS which automatically accelerated the maturity of any outstanding balances on the debt. Nevertheless, commencement of the reorganization proceedings suspends any principal and interest payments on the reorganization debt (including the financial debt) of MetroGAS.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

19.	PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 01.01.12	28,703	27,622	34,742	91,067
Increases of the year (*)	4,267	6,545	1,072	11,884
Decreases of the year	(26)	—	(900)	(926)
Balance at 12.31.12	32,944	34,167	34,914	102,025
Increases (recoveries) of the year (*)	5,674	(25,140)	(23,514)	(42,980)
Debt restructuring reclasified	(699)	—	—	(699)
Decreases of the year	(42)	—	—	(42)

Balance at 12.31.13	37,877	9,027	11,400	58,304

(*)	Include in other income and expenses (see Note 25).

19.1	Civil liability, labor and other claims

As of the date of approval of these financial statements, some civil liability and labor claims by contractors’ employees, worker’s compensation claims, etc. have been brought against the Company. As of December 31, 2013, the Company recorded a provision of Ps. 37,877 thousand, of which Ps. 20,102 thousand correspond to labor lawsuits and Ps. 15,107 thousand to civil liability claims for damages, while Ps. 2,668 thousand corresponds to mediation proceedings.

19.2	Tax claims and others

19.2.1	Turnover Tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the prices billed for those sales. In spite of the fact that the Province increased such tax rate and instructed MetroGAS to include the rate increase in the bills of the customers and to remit the revenues so collected to the Province, MetroGAS declined to follow those instructions on the basis of the agreement between the Province and the Argentine Government described above.

On December 22, 2005, through Resolution No. 907/05, the Tax Authority of the Province of Buenos Aires notified MetroGas the commencement of a Tax Determination Procedure for the fiscal periods 2001 through March 2003 claiming the payment of the amounts that would have been collected from customers, if the tax rate increase described above had been applied (currently it amounts approximately to Ps. 29 million, including penalties and fines). The Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006, Ruling No. 112/06 of the Federal Tax Commission ratified the criterion followed by the Company and declined a motion to reopen the case filed by the Province of Buenos Aires on the basis of a case identical to MetroGAS. The Province of Buenos Aires filed an extraordinary appeal against such Ruling before the same Federal Tax Commission for its final resolution by the Argentine Supreme Court of Justice (ASCJ).

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

On September 5, 2013 a pleading was filed with the Tax Court of the Province of Buenos Aires with reference to the dismissal by the ASCJ of a motion for review filed by the Province of Buenos Aires, and consequently, it was requested that such dismissal be taken into account at the time of entering judgment and that the tax claim be rejected.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Tax Authority of the Province of Buenos Aires notified MetroGAS the Tax Determinations carried out for the periods January 2004 through October 2005. The claim is based on the increase of the tax rate described above and certain differences with respect to the determination of income and expense ratios. The amount claimed approximately amounts to Ps. 55 million, including penalties and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires, and to the date of issuance of these financial statements are still pending resolution.

In the event that MetroGAS should be finally compelled to pay for such amounts, the Company will request a reallocation of such tax rate increase to the tariffs paid by customers in compliance with the terms of the License.

Based on a reassessment by the Company of the probability of occurrence of this contingency on the basis of the opinion of independent counsel, which was based mainly on a consideration of existing legal precedents, the provision created for such purpose for Ps. 26,333 thousand was recovered in the fiscal year ended December 31, 2013. As of such same date, the Company recorded a provision of Ps. 1,500 thousand in relation to this contingency, for professional fees.

19.2.2	Government of the City of Buenos Aires’ Fines – Works on Roads and Public Spaces

Law No. 2,634, published on January 25, 2008, and its Regulatory Decree No. 238/08 published on March 28, 2008, created and regulated a new regime for openings and/or breaks works on public spaces and roads within the City of Buenos Aires. The regime specifies the charges to pay for all works on public spaces and establishes that backfilling works have to be made by the Government of the Autonomous City of Buenos Aires (“GCABA”), previous payment by those companies authorized to make any such works. Subsequently and effective November 1, 2009, the GCABA further modified the procedure to repair sidewalks and established that those companies that have proceeded to break up a public space shall be responsible for the complete repair and backfilling.

The Special Infractions Control Agency of the GCABA has imposed penalties on MetroGAS in several cases. The Company is filing the relevant disclaimers before the administrative authorities, and requesting the transfer to a court hearing minor cases to carry out the corresponding defenses at that stage, in order to obtain the declaration of unconstitutionality of the law, the unreasonableness of the infractions imposed and consistently the denial of those penalties. During the year ended on December 31, 2013 the Company has created a provision of Ps. 1,193 thousand and as of that date it Ps. 7,527 thousand.

19.3	Regulator claims and interpretative differences

19.3.1	Taxes, Rates and Contributions

Through Resolution No. 2,778/03, the ENARGAS decided that MetroGAS had collected excess amounts on account of taxes and rates from its customers of Ps. 3.8 million and set a fine of Ps. 0.5 million. The Company filed in due times a special appeal against ENARGAS Resolution and

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

against the interest rate applied on the fine. As of December, 31, 2013, the total amount demanded by the ENARGAS amounted to Ps. 3,776 thousand for capital and Ps. 21,756 thousand for accessories, for penalties and fines.

During the present fiscal year the Company assessed this contingency, based on the opinion of independent counsel who evaluated legal prescription, and concluded that it corresponds to recover from the provision an amount of Ps. 25,263 thousand.

19.3.2	Interpretative Disagreements with Regulatory Authorities

At the date of approval of these financial statements, the Company has several interpretative disagreements with the aforementioned regulatory authorities with respect to various legal issues.

During the fiscal year ended December 31, 2013, the Company recorded provisions for any such disagreements of Ps. 1,749 thousand and as of that date it accumulated Ps. 11,400 thousand.

20.	TRADE PAYABLES

	12.31.13	12.31.12	01.01.12
Gas and transportation creditors	187,097	183,932	113,599
Other purchases and services creditors	77,117	60,057	61,813
Trust Fund Agreement N° 2407	—	2,049	—
Trust Funds	77,147	47,606	53,499
Related parties	120,102	42,143	8,444
Resolution I-2621/2013	126	—	—

Total	461,589	335,787	237,355

The carrying amount of the Company’s trade payables are denominated in the following currencies:

	12.31.13	12.31.12	01.01.12
Pesos	388,536	283,748	182,886
US$	72,963	51,703	54,424
Euros	90	176	45
Libras esterlinas	—	160	—

Total	461,589	335,787	237,355

21.	SALARIES AND SOCIAL SECURITY

	12.31.13	12.31.12	01.01.12
Salaries	6,429	4,881	3,774
Social security	13,514	10,859	8,294
Related parties	5,249	3,826	3,635
Vacation provision	22,855	19,734	15,336
Bonus provision	12,819	9,745	7,907
Others	144	241	479

Total	61,010	49,286	39,425

The carrying amount of the Company’s salaries and social security are denominated in pesos.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

22.	OTHER ACCOUNTS PAYABLE

	12.31.13	12.31.12	01.01.12
Directors fees	—	81	112
Payables for works on behalf of third parties	8,475	7,352	5,800
Fines ENARGAS	2,276	2,246	2,276
Related parties	—	—	738

Total	10,751	9,679	8,926

The carrying amount of the Company’s other accounts payable is denominated in pesos.

23.	REVENUES

	For the years ended,
	12.31.13	12.31.12
Gas sales	871,776	656,214
MetroENERGÍA’s gas sales and transportation	721,209	465,559
Transportation and distribution services	227,853	201,949
Other sales	37,114	37,934
Natural gas liquids processing	73,530	115,771
MetroENERGíA’s other revenues	4,729	3,948

Total	1,936,211	1,481,375

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

24.	EXPENSES BY NATURE

	For the years ended,
	12.31.13				12.31.12
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	101,319	99,572	84,050	284,941	214,946
Social security contributions	22,294	16,016	18,641	56,951	43,793
Cost of natural gas	871,130	—	—	871,130	650,289
Transportation of natural gas and processed natural gas	205,840	—	—	205,840	237,571
Directors´and members of Surveillance committee fee	—	1,647	—	1,647	1,340
Fees for professional services	675	7,279	1,124	9,078	6,816
Sundry materials	10,671	—	—	10,671	6,066
Fees for sundry services	23,078	11,945	35,495	70,518	65,544
Postage and telephone	1,041	2,444	26,158	29,643	21,241
Leases	230	1,541	1,978	3,749	3,095
Transportation and freight charges	—	2,969	—	2,969	2,237
Office materials	634	1,858	406	2,898	3,368
Travelling expenses	759	337	141	1,237	1,303
Insurance premium	—	8,195	2	8,197	6,904
Fixed assets maintenance	58,125	26,523	428	85,076	65,034
PP&E and Investment properties depreciation	67,088	14,000	—	81,088	76,072
Taxes, rates and contributions	61,520	33,399	68,649	163,568	134,384
Publicity	—	—	2,205	2,205	1,909
Doubtful accounts	—	—	6,148	6,148	3,418
Bank expenses and commissions	—	372	12,556	12,928	10,724
Others expenses	8,798	550	772	10,120	5,569

Total as of December 31, 2013	1,433,202	228,647	258,753	1,920,602

Total as of December 31, 2012	1,192,226	169,984	199,413		1,561,623

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 12,837 thousand at December 31, 2013 and for Ps. 10,258 thousand at December 31, 2012.

25.	OTHER INCOME AND EXPENSES

	For the years ended,
	12.31.13	12.31.12
Leases	1,716	413
Publicity	672	996
Other income	678	4,389
Revenues from rendering services to related parties	1,220	—

Recoveries (increases) in provisions for contingencies	42,980	(11,884)

	47,266	(6,086)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

26.	NET FINANCE RESULTS

Finance income

	For the years ended,
	12.31.13	12.31.12
Gain on reorganization liabilities	—	17,936
Financial assets at fair value	15,849	10,626
Other holding results	3,118	2,260
Interest on financial operations	6,553	—
Exchange difference on financial operations	6	2,765
Others	—	(3,670)

	25,526	29,917

Finance costs

	For the years ended,
	12.31.13	12.31.12
Exchange difference on financial debt	230,949	162,948
Interest on financial debt	115,302	1
Others	20,880	8,568

	367,131	171,517

27.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

MetroGAS

Deferred income tax assets

	Tax losses	Trade receivables	Provisions	Others	Total
Balances at beginning of the year 01.01.13	60,952	88,279	36,517	(1,163)	184,585
Movements of the year	(60,952)	(6,981)	(15,282)	1,104	(82,111)

Balances at the end of the year 12.31.13	—	81,298	21,235	(59)	102,474

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Deferred income tax liabilities

	Properties, plant and equipment	Financial debt	Others
Balances at beginning of the year 01.01.13	(236,648)	—	(9)
Movements of the year	11,218	(101,389)	(385)

Balances at the end of the year 12.31.13	(225,430)	(101,389)	(394)

MetroENERGÍA

Deferred income tax assets

	Trade receivables	Others	Total
Balances at beginning of the year 01.01.13	1,177	(426)	751
Movements of the year	468	(112)	356

Balances at the end of the year 12.31.13	1,645	(538)	1,107

The net consolidated position accounted for a deferred income tax asset amounting to Ps. 1,107 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 224,739 thousand, as regards MetroGAS, at December 31, 2013; and a deferred income tax asset amounting to Ps. 751 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 52,072 thousand, as regards MetroGAS, at December 31, 2012 and a deferred income tax asset amounting to Ps. 443 thousand, as regards MetroEnergía, and a deferred income tax liability amounting to Ps. 126,907 thousand, as regards MetroGAS, at January 1, 2012.

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

	For the years ended,
	12.31.13	12.31.12
Income tax expense on pre tax income	167,559	(79,777)
Tax effect due to
Non deductible expenses and non taxable income	2,065	893
Tax loss carry forwards not recognized	34,422	14,537
Minimum presumed income tax not recognized	17,864	15,241

Total income tax	221,910	(49,106)

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

	For the years ended,
	12.31.13	12.31.12
Income tax determined for fiscal purposes	29,652	(75,491)
MetroENERGíA’s income tax	31,735	10,794
Temporary differences	111,359	(14,187)
2012 Tax loss adjustment	(3,122)	—
Minimum presumed income tax not recognized	17,864	15,241

Tax loss carry forwards not recognized	34,422	14,537

Total income tax	221,910	(49,106)

Tax losses carry-forward in effect as of December 31, 2013 amounted to Ps. 67,836 thousand of which were not recognized in the financial statements at the end of the year. That tax loss carry-forward could be offset against future results, expiring in 2017.

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of December 31, 2013 amounted to Ps. 129,244 thousand, expiring between the years 2014 and 2024.

28.	NET RESULT PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic result per share:

	For the years ended,
	12.31.13	12.31.12
Net result for the year	254,936	(178,746)

Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	0.45	(0.31)

29.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

As described in Note 2.1 dated May 3, 2013, Gas Argentino has informed MetroGAS that BG Inversiones Argentinas S.A. has transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS shares. Thus, YPF S.A. through YIESA, obtained 100% of the capital stock and votes of Gas Argentino, and in turn shall indirectly have, through Gas Argentino, 70% of MetroGAS capital stock and votes.

Furthermore, on May 3, 2012, the National Congress enacted Law No. 26,741, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and the same time, establishing the temporally occupation of such shares pursuant to the terms of article 57 and 59 of Law No. 21,499.

In addition, on August 1, 2013 YIESA transferred to OPERADORA DE ESTACIONES DE SERVICIOS S.A. 1,683,246 shares that represent 2 % of Gas Argentino’s corporate capital.

The information described in the following charts shows the balances with related companies as of December 31, 2013, December 31, 2012, and January 1, 2012, as well as operations with these companies for the year ended on December 31, 2013 and 2012.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the years ended,
	12.31.13					12.31.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	—	1,220	—	—	—	—	—

Related parties:
YPF S.A.	40	161,498	677	—	—	37	103,962	1,133	—
Operadora de Estaciones de Servicios S.A.	1,083	—	—	—	—	975	—	—	—
A-Evangelista S.A.	49	—	—	—	—	64	—	—	—
ENARSA	—	27,645	—	—	—	—	—	—	—

Key directors and management:	—	—	—	—	19,938	—	—	—	12,303

	1,172	189,143	677	1,220	19,938	1,076	103,962	1,133	12,303

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	12.31.13
	Trade receivables	Other receivables		Trade payable	Financial debt	Salaries and social security
	Current	Current	Non current	Current	Non current	Current
Controlling company
Gas Argentino	—	615	3,631	—	—	—

Related parties:
Operadora de Estaciones de Servicios S.A.	263	—	—	—	—	—
YPF S.A.	(2)	—	—	104,864	21,375	—
A-Evangelista S.A.	15	—	—	—	—	—
ENARSA	—	—	—	15,238	—	—

Key directors and management:	—	—	—	—	—	5,249

	276	615	3,631	120,102	21,375	5,249

	12.31.12
	Trade receivables	Trade payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current
Controlling company
Gas Argentino	—	—	—	—

Related parties:
Operadora de Estaciones de Servicios S.A.	372	—	—	—
YPF S.A.	4	42,143	31,600	—

Key directors and management:	—	—	—	3,826

	376	42,143	31,600	3,826

	01.01.12
	Trade receivables	Trade payable	Other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Current	Non current	Current
Related parties:
BG Argentina S.A.	—	—	403	—	—
YPF Inversora Energética S.A.	—	—	335	—	—
Operadora de Estaciones de Servicios S.A.	451	—	—	—	—
YPF S.A.	26	8,444	—	31,600	—
Key directors and management:	—	—	—	—	3,635

	477	8,444	738	31,600	3,635

Outstanding amounts have not been guaranteed and will be paid in cash. No guarantees have been given or received. No expenses have been recognized in the current or former periods with respect to uncollectible or doubtful accounts in relation to amounts owed by related parties.

Additionally, in the ordinary course of business, and considering that the Licensee operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, the Company’s customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Also, as mentioned in Note 2.5.1 and pursuant to Resolution I-2621/2013 of ENARGAS, MetroGAS currently bills on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of December 31, 2013 is shown in Note 20.

Furthermore, as explained in Note 2.6, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20.

Finally, as described in Note 2.4.2, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20.

30.	CONTRACTUAL COMMITMENTS

In order to satisfy the demand of gas and provide the licensed service efficiently, MetroGAS has entered into various long-term contracts from the commencement of the concession to ensure certain purchasing and transportation capacity of gas.

30.1	Purchases of Gas

The main suppliers of the Company are: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers of Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, the Argentine Secretariat of Energy published Resolution No. 599/07 in the Official Bulletin approving the proposal for the “Agreement with Natural Gas Producers 2007-2011”, latter ratified by certain natural gas producers and becoming effective. Basically, the Agreement 2007-2011 establishes the volumes to be injected at the points of entry to the transportation system by natural gas producers for residential, commercial, industrial, power plants and CNG supply stations customers until December 31, 2011 (although the contractual terms differ depending on the category of consumer) and indicates certain price adjustments payable in installments depending on the type of consumer. The Resolution that approves the Agreement 2007-2011 (Resolution ES No. 599/07) establishes the mechanisms to re-route and inject additional natural gas to satisfy the demand of the domestic market where appropriate in the event of any shortages. In accordance with the Agreement with Natural Gas Producers 2007-2011, producers and distribution companies had to enter into gas purchase and sales agreements reflecting the provisions included therein.

The Company did not enter into any of these agreements at the appropriate time because it understood that the offers received from the producers neither comply with the terms and

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

conditions of the Agreement 2007-2011, nor would allow MetroGAS to guarantee the supply of natural gas to the Company´s consumers on an uninterruptible basis considering the volumes included in said offers.

As from August 1, 2007, based on the provisions of the Agreement 2007-2011 and according to several notes issued by the Sub-secretary of fuels and Circulars distributed by the EGM, the volumes set forth under said Agreement became effective as provision arrangements, provided that there are no contracts with gas producers.

On September 19, 2008, the SE subscribed the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) to recompose well head gas prices and the segmentation of residential demand for natural gas, which supplements the Agreement approved by Resolution No. 599/07. The Agreement became effective on September 1, 2008, but for CNG that became applicable as from October 1, 2008.

Additionally, on December 16, 2008, SE Resolution No. 1,417/08 established the new basin prices to become applicable as from November 1, 2008.

Finally, and as regards the natural gas market, in order to promote the investment and to increase the production, the CPCEPNIH recently issued Resolution No. 1/2013, to establish an incentive scheme for Excess Injection of natural gas. This agreement sets forth that the Excess Injection (any quantity of gas injected by producers in excess of the Base Injection, and as defined in Resolution No. 1/2013 issued by the Committee of Strategic Planning and Coordination of the National Plan for Hydrocarbons Investments) will have an Excess Price of 7.5 U$S/MBTU (the “Excess Price”). Upon the compliance of certain conditions provided for therein, the agreement will become effective for five years. Although the resolution mentioned above does not affect directly the prices received by the Company, it represents a fundamental change to the incentive for natural gas producers to raise their investments in order to increase the horizon of reserves and production of hydrocarbons, thereby potentially affecting and in a positive way the business of the Company.

Due to the fact that MetroGAS understood that the volumes, basins of injection and transportation routes foreseen in the Agreement 2007-2011 would prevent the normal supply of demand on an uninterruptible basis, the Company filed reports with the ENARGAS, SE and the Fuel Sub- secretariat to draw their attention and seek the remediation of this matter.

From October 4, 2010, the ENARGAS Resolution published in the Official Gazette approved the Procedure for Gas Applications, Confirmations and Controls. Beginning October 1, 2010, the effective date of this Procedure, MetroGAS has the volume of natural gas per day necessary to supply the demand on an uninterruptible basis.

On January 5, 2012, was published in the Official Gazette the SE Resolution No. 172/2012, which extended the effect of the SE Resolution No. 599/07 for the allocation of natural gas volumes through transportation routes and basins based on the different categories of customers until the issuance of any new resolutions on that regard.

On March 8, 2012, was published the SE Resolution No. 55/2012, which approved the third extension of the Agreement with Natural Gas Producers setting that a specific treatment should apply to those producers who have not accepted the extension of the agreement so that they could not receive the increases created by SE Resolutions No. 1,070/2008 and No. 1,417/2008. ENARGAS Resolution No. 2,087/2012, published on March 23, 2012, established the mechanism

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

for the allocation of natural gas volumes in respect of those producers who have not accepted the extension of the agreement to residential and small commercial customers without increases under the above Resolutions of 2008, providing that distribution companies should directly deliver to the Compensation Fund for Liquefied Natural Gas created under such resolutions certain amounts collected from their customers for natural gas.

30.2	Gas Transportation

MetroGAS has entered into various transportation contracts, with expiration dates ranging between 2013 and 2017, with Transportadora de Gas del Sur S.A. (“TGS”), Transportadora de Gas del Norte S.A. (“TGN”) and other companies, in order to ensure a firm transportation capacity of 24.6 MMCM per day, taking into account the ongoing contracts as of December 31, 2013.

The annual estimated valuation for firm transportation capacity to be paid by the Company under these contracts is stated below:

Periods	Contractual Commitments (Millions of Pesos)
2014	179.08
2015	179.08
2016	179.08
2017	179.20

Contracts entered into by the Company with gas transportation companies could be subject to amendment pursuant to the Emergency Law provisions applicable to contracts for public utility services, including transportation of natural gas. At the date of approval of these financial statements, the potential impact of any such modifications, if implemented, cannot be assessed.

In July 2012, the ENARGAS granted 174,343 m3 of firm transportation capacity to MetroGAS, effective from May 1, 2013 through April 30, 2014 for the route Neuquén - GBA, and 233,333 m3 of firm transportation capacity, effective from May 1, 2014 through April 30, 2017, for the same route. This allocation relates to an irrevocable offer submitted by MetroGas to TGN in the open bid process regarding capacity No. 01/2012. The capacity contracted under the remaining contracts with TGN was also increased in 2,540,000 m3 per day until 04/30/2017.

30.3	Transportation and Distribution Commitments

Contracts entered into with power plants include certain clauses for the concession of the transportation service during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service to a certain volume to supply its demand on an uninterruptible basis.

Should MetroGAS be forced to limit the transportation and distribution service to a volume higher than the one established in each contract, mainly due to an increase in firm demand, those contracts establish penalties to be paid to power plants as a result of those restrictions.

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

30.4	Leases

a. As lessee

As of December 31, 2013, the future minimum payments related to operating leases, are detailed below:

12.31.13
2014	1,462
2015	500
2016	408
2017	408
2018	408
2019	1,224

Total minimum payments	4,410

31.	SUBSEQUENT EVENTS

31.1 Devaluation

During January 2014, the exchange rate between the U.S. dollar and the Argentine peso in the free exchange market (also called “official market”) increased by around 23%, going from Ps. 6.52 at the end of the fiscal year to around Ps. 8 from January 24 onwards, and has remained at such level until April 25, 2014.

The effect of the above exchange rate variation was net loss of Ps. 217 million for fiscal year 2014, according to an estimate based on existing balances as of December 31, 2013.

31.2 Mandatory Reduction in capital

On March 21, 2014, MetroGAS´ Board of Directors resolved to proceed with a mandatory reduction of capital and to that end, proposed to the Shareholders´ Meeting convened for April 28, 2014, to partially offset the accumulated losses as of December 31, 2013 against the Legal Reserve, that amounts to Ps. 45,376 thousand, and the Adjustment to issued capital, that amounts to Ps. 684,769 thousand.

31.3 Tariff Agreement

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement (“the 2014 Agreement”) with the UNIREN whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The 2014 Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, which readjust prices and tariffs reflecting the changes necessary to enable MetroGAS to continue operating, and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The 2014 Agreement also contemplates the pass through to tariff resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes clauses related to costs oversight tariff revisions based on exploitation and investment cost structure, and price indexes representative of such costs. Under certain events and on a semiannual basis, this would trigger a revision procedure through which ENARGAS would assess the actual variations in the licensee’s exploitation and investment cost, and thereby determine whether a distribution tariff adjustment is applicable.

The 2014 Agreement also provides that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Grantor and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the “Acta Acuerdo de Renegociación Contractual Integral” (the Comprehensive Contract Renegotiation Memorandum of Understanding).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat issued ES Resolution No. 226/14 pursuant to which it is determined that new natural gas prices and a scheme pursuing the responsible use of the resource are needed.

Within this framework, new natural gas prices are established for Residential customers and for small general service customers for each of the production basins and user categories. These new prices will be applied by comparing consumption of same two-month/month period of current and previous year. Furthermore, a three-stage price revision is established to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For those customers that reduce their consumption over 20%, basin prices as of March 31, 2014 (as per ES Resolution No. 1417/2008) will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

Through Note ENRG/SD No. 03097 dated April 7, 2014, ENARGAS notified Resolution No. I/2851, also dated April 7, 2014, wherein new tariff charts are approved and are stated to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. Such charts display changes in the final tariff of residential and full general service customers. These include changes in the gas price at the transmission system entry point, as a result of the application of the new prices per basin established by the aforementioned ES Resolution No. 226/14, the transportation tariff as a consequence of the new tariff chart effective for gas transportation companies that reflect the terms of their 2008 signed provisional agreements establish, and MetroGAS´ distribution margin after the signing of the 2014 Agreement.

In accordance with the price scheme established by the Energy Secretariat through ES Resolution No. 226/14, three tariff levels are established for each period, which are to be applied to customers according to their consumption in a month/two-month period in relation with the same period the previous year. Customers that register a decrease in consumption of over 20% will continue with the same tariff level as that in effect until March 31, 2014. Customers that achieve a reduction between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption over 5%.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Furthermore, ENARGAS Resolution N° I/2851 establishes that tariff charts applicable until March 31, 2014 shall still be applied to essential users (health care, public education religious institutions, etc.; and consumers eligible pursuant to Notes MPFIPyS N° 10/2009 from the Ministry of Federal Planning, Public Investment and Services dated August 13, 2009). Under that mechanism, MetroGAS will also have different prices for the gas distribution service according to the customers’ consumption.

Considering the aforementioned, the real impact will depend on a variable beyond the Company’s control, i.e. the reduction in consumption customers may have, which in turn will not only depend on their individual actions aimed at reducing the use of gas, but also on the effects of weather factors on the compared periods. However, based on the Company´s estimates, the effect of the tariff increases would enable MetroGAS to continue operating as a going concern.

David Tezanos Gonzalez

Chairperson